Form 20-F
period 2008-04-30
Cosan Ltd.
filed 2008-09-15
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 1-33659

COSAN LIMITED
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000, Brazil
(55)(11) 3897-9797
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Paulo Sérgio de Oliveira Diniz
(55)(11) 3897-9797
ri@cosan.com.br
Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000, Brazil
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of April 30, 2008 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share Class B – series 1 - Common Shares, par value $.01 per share	129,910,812 96,332,044

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes         ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes         ☒     No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes         ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☒    Accelerated Filer ☐    Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
☐  Item 17           Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐ Yes          ☒ No

i

ii

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally under “Item 3. Key Information – D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company – B. Business Overview”. Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth and acquisitions;

•	competitive developments in the ethanol and sugar industries;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	our ability to compete and conduct our businesses in the future;

•	changes in customer demand;

•	changes in our businesses;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates or regulatory environment;

•	inflation, depreciation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Risk Factors”.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Presentation of Financial and Other Information

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. GAAP.

We have included in this annual report our audited consolidated financial statements at April 30, 2008 and 2007 and for each of the three fiscal years in the period ended April 30, 2008 prepared in accordance with U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report has been prepared in accordance with U.S. GAAP.

Cosan acquired Açucareira Corona S.A., or “Corona”, Mundial Açúcar e Álcool S.A. and Usina Açucareira Bom Retiro S.A. and also increased its ownership in FBA—Franco Brasileira S.A. Açúcar e Álcool from 47.5% to 99.9% in fiscal year 2006. We also made other smaller acquisitions in the fiscal year 2005 and fiscal year 2007. As a result, these acquisitions may affect the comparability of the financial information for the periods presented in this annual report. See “Business—Acquisitions, Partnerships and Restructuring”.

Fiscal Year

Our and Cosan’s fiscal year ends on April 30, which is the standard fiscal year end for ethanol and sugar companies in the Center-South region of Brazil. References in this annual report to a particular fiscal year, such as “fiscal year 2008”, relate to the fiscal year ended on April 30 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian tax laws, the applicable year ends on December 31. We have modified our fiscal year end and beginning in 2009, our fiscal year will end on March 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., or “LMC”, the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA”, Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA”, Datagro Publicações Ltda., or “Datagro”, F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Commodities and Futures Exchange (Bolsa de Mercadorias e Futuros), or “BM&F”, the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”, the New York Board of Trade, or NYBOT, the New York Stock Exchange and the London Stock Exchange. We believe that all market data in this annual report is reliable, accurate and complete.

Terms Used in this Annual report

In this annual report, we present information in gallons and liters. One gallon is equal to approximately 3.78 liters. In addition, we also present information in tons. In this annual report, references to “ton” refer to the metric ton, which is equal to 1,000 kilograms.

All references in this annual report to “TSR” are to total sugar recovered, which represents the total amount of sugar content in the sugarcane.

All references in this annual report to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil.

Rounding

We have rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for Cosan Limited, or the “Company”, derived from our financial statements and for its predecessor for certain periods. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

U.S. GAAP

The financial data at and for the years ended April 30, 2008, 2007, 2006 and 2005 has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP included in Part III of this annual report.

	For Fiscal Year Ended April 30,
	2008		2007		2006		2005
	(in millions of US$)
Statement of Operations Data:
Net sales	US$	1,491.2	US$	1,679.1	US$	1,096.6	US$	644.4
Sugar		784.5		1,031.7		660.5		415.8
Ethanol		604.7		551.5		378.4		178.4
Other products and services		102.1		95.8		57.8		50.1
Cost of goods sold		(1,345.6)		(1,191.3)		(796.3)		(456.6)
Gross profit		145.6		487.8		300.3		187.8
Selling expenses		(168.6)		(133.8)		(97.8)		(57.8)
General and administrative expenses		(115.1)		(121.1)		(72.0)		(40.0)
Operating income (loss)		(138.1)		232.9		130.5		90.0
Other income (expenses):
Financial income		274.8		555.6		186.5		76.8
Financial expenses		(158.0)		(266.2)		(413.1)		(115.9)
Other		(3.7)		16.3		(5.5)		(16.4)
Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest		(25.0)		538.5		(101.6)		34.5
Income taxes (expense)/benefit		19.8		(188.8)		29.7		(14.9)
Income (loss) before equity in income (loss) of affiliates and minority interest		(5.2)		349.7		(71.8)		19.6
Equity in income (loss) of affiliates		(0.2)		(0.0)		1.6		3.4
Minority interest in (net income) loss of subsidiaries		22.0		(173.0)		33.1		(11.5)
Net income (loss)	US$	16.6	US$	176.7	US$	(37.1)	US$	11.6
Balance Sheet Data:
Cash and cash equivalents	US$	68.4	US$	316.5	US$	29.2	US$	S 13.2
Marketable securities		1,014.5		281.9		368.8		2.0
Inventories		337.7		247.5		187.2		122.2
Property, plant, and equipment, net		2,108.1		1,194.1		1,008.1		401.8
Goodwill		772.6		491.9		497.9		166.6
Total assets		5,269.1		3,253.4		2,691.8		960.2

	For Fiscal Year Ended April 30,
	2008		2007		2006		2005
	(in millions of US$)

Current liabilities		359.1		274.2		397.1		207.8
Estimated liability for legal proceedings and labor claims		494.1		379.2		462.2		101.7
Long-term debt		1,249.3		1,342.5		941.7		314.7
Minority interest in consolidated subsidiaries		796.8		463.6		287.6		93.7
Total shareholders equity	US$	1,995.7	US$	473.6	US$	294.3	US$	97.1
Other Financial and Operating Data:
Depreciation and amortization	US$	236.1	US$	187.4	US$	98.6	US$	41.7
Net debt(1)		90.8		697.9		517.4		287.0
Working capital(2)		1,503.8		865.3		563.2		84.7
Cash flow provided by (used in):
Operating activities		57.6		284.0		86.0		7.6
Investing activities		(1,441.7)		(251.6)		(825.5)		(62.7)
Financing activities	US$	1,023.3	US$	222.8	US$	725.9	US$	433.6
Crushed sugarcane (in million tons)		40.3		36.2		27.9		24.3
Own sugarcane (in million tons)		22.3		21.6		17.2		15.0
Growers sugarcane (in million tons)		18.0		14.5		10.7		9.3
Sugar production (in thousand tons)		3,241.0		3,182.3		2,328.4		2,121.5
Ethanol production (in million liters)		1,524.6		1,236.6		915.0		741.3
Earnings per share (basic and diluted)	US$	0.09	US$	1.83	US$	(0.35)	US$	0.10
Number of shares outstanding		226,242,856		96,332,044		96,332,044		96,332,044
Dividends paid		-	US$	37.3		-	US$	0.6

(1)
Net debt consists of current and non-current long-term debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in the financial statements as other non-current assets. Net debt is not a U.S. GAAP measurement.

(2)	Working capital consists of current assets less current liabilities.

Brazilian GAAP

The following table presents consolidated financial data for Cosan S.A. Indústria e Comércio, or “Cosan”, the Company’s predecessor, for the years ended April 30, 2008, 2007, 2006, 2005 and 2004 prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The financial data have been derived from Cosan’s audited consolidated financial statements not included in this annual report.

The historical financial information presented below is the consolidated financial information prepared in Brazilian reais in accordance with Brazilian GAAP.

	For Fiscal Year Ended April 30,
	2008	2008(4)	2007(4)	2006(4)	2005(4)	2004(4)
	(in millions of US$)(1)	(in millions of R$)
Statement of Operations Data:
Net operating revenue	$1,621.7	$2,736.2	$3,605.1	$2,477.9	$1,900.4	$1,586.1
Cost of goods sold and services rendered	(1,414.9)	(2,387.1)	(2,481.1)	(1,721.3)	(1,338.5)	(1,078.9)
Gross profit	206.9	349.0	1,123.9	756.6	561.8	507.1
Operating income (expenses), net:
Selling expenses	(178.6)	(301.3)	(282.0)	(217.1)	(171.7)	(144.3)
General and administrative expenses(2)	(124.6)	(210.2)	(246.2)	(150.0)	(121.9)	(111.7)
Financial income (expenses), net	168.5	284.3	158.0	(245.2)	(102.0)	(132.1)
Earnings on equity investments	3.9	6.6	(0.1)	0.6	-	7.9
Goodwill amortization	(119.4)	(201.4)	(223.7)	(142.8)	(93.2)	(140.6)
Other operating income (expenses), net	(3.5)	(6.0)	35.3	(11.8)	(39.7)	2.3
Expenses from placement of shares	-	-	-	(52.8)	-	-

	For Fiscal Year Ended April 30,
	2008	2008(4)	2007(4)	2006(4)	2005(4)	2004(4)
	(in millions of US$)(1)	(in millions of R$)

Operating income (loss)	(46.8)	(79.0)	565.3	(62.5)	33.3	(11.4)
Non-operating result	5.9	10.0	2.0	(1.0)	2.7	52.6
Income (loss) before income and social contribution taxes	(40.9)	(69.0)	567.3	(63.5)	36.0	41.2
Income and social contribution taxes	11.1	18.7	(203.9)	5.8	(22.2)	(7.8)
Income (loss) before minority interest	(29.8)	(50.2)	363.4	(57.7)	13.8	33.4
Minority shareholders interest	1.5	2.5	(6.2)	(6.9)	3.3	(1.0)
Net income (loss)	$(28.3)	$(47.8)	$357.3	$(64.6)	$17.1	$32.3

	For Fiscal Year Ended April 30,
	2008	2008(4)	2007(4)	2006(4)	2005(4)	2004(4)
	(in millions of US$)(1)	(in millions of R$)
Balance Sheet Data:
Cash and cash equivalents	$39.0	$65.8	$643.8	$61.0	$35.2	$68.0
Marketable securities	559.7	944.2	573.3	770.5	3.9	30.9
Inventories	338.1	570.5	503.4	390.8	339.8	287.0
Property, plant and equipment, net	1,642.6	2,771.4	2,013.1	1,656.4	1,481.6	1,321.6
Goodwill	687.9	1,160.7	1,133.2	1,353.0	357.6	354.0
Total assets	4,382.1	7,393.5	6,263.4	5,604.8	2,684.8	2,473.3
Current liabilities	342.4	577.7	591.7	670.0	494.1	973.1
Provision for contingencies	493.4	832.4	728.0	907.4	245.9	168.2
Long-term debt(3)	1,298.7	2,191.2	2,825.5	2,070.5	846.5	385.2
Minority interest	10.5	17.7	20.2	14.0	3.5	33.3
Shareholders equity	$1,971.2	$3,325.8	$1,631.0	$1,355.4	$762.9	$601.0

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at April 30, 2008 for reais into U.S. dollars of R$1.6872 to US$1.00.

(2)	Includes amounts disclosed in the Brazilian GAAP consolidated financial statements as management fees.

(3)	Includes amounts disclosed in the Brazilian GAAP consolidated financial statements as loans and financings, promissory notes and debentures payable.

(4)
Any comparisons among fiscal years 2004, 2005, 2006, 2007 and 2008 are necessarily affected by acquisitions and other transactions in these years. See “Item 4A. – History and Development of the Company - Acquisitions, Partnerships and Restructurings”.

Exchange Rates

Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or “Commercial Market”, and the floating rate exchange market, or “Floating Market”. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Brazilian Central Bank or the “Central Bank”). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the “international transfers of reais”), including those made through the so-called non-resident accounts (also known as CC5 accounts). The Central Bank has allowed the real to float freely since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005, 2006 and 2007, however, the real appreciated in relation to the U.S. dollar by 8.8%, 13.4%, 9.5% and 20.7%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Period-end		Average for Period		Low		High
			(reais per U.S. dollar)
Fiscal Year Ended:
April 30, 2004	R$	2.9447	R$	2.9108	R$	2.8022	R$	3.0740
April 30, 2005		2.5313		2.8450		2.5195		3.2051
April 30, 2006		2.0892		2.2841		2.0892		2.5146
April 30, 2007		2.0339		2.1468		2.0231		2.3711
April 30, 2008		1.6872		1.8283		1.6575		2.1124

Month Ended:
March 2008		1.7491		1.7076		1.6700		1.7491
April 2008		1.6872		1.6889		1.6575		1.7534
May 2008		1.6294		1.6605		1.6294		1.6949
June 2008		1.5919		1.6189		1.5919		1.6428
July 2008		1.5666		1.5914		1.5641		1.6147
August 2008		1.6344		1.6127		1.5593		1.6389
September 2008 (through September 10, 2008)		1.7858		1.7097		1.6447		1.7858

Source: Central Bank.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our BDRs on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or “BOVESPA”, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan, which will be made in reais. See “Item 3D. Risk Factors – Risks Related to Brazil”.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Risks Related to Our Business and Industries

We operate in industries in which the demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and the world.

The ethanol and sugar industries, both globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply and demand for gasoline, and our business and financial performance may be materially adversely affected if gasoline demand or price decreases. The increase in the production and sale of flex fuel cars has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline-only cars. This favorable tax treatment may be eliminated and the production of flex fuel cars may decrease, which could adversely affect demand for ethanol.

Historically, the international sugar market has experienced periods of limited supply—causing sugar prices and industry profit margins to increase—followed by an expansion in the industry that results in oversupply—causing declines in sugar prices and industry profit margins. In addition, fluctuations in prices for ethanol or sugar may occur, for various other reasons, including factors beyond our control, such as:

•	fluctuations in gasoline prices;

•	variances in the production capacities of our competitors; and

•	the availability of substitute goods for the ethanol and sugar products we produce.

The prices we are able to obtain for sugar depends, in large part, on prevailing market prices. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations. The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to higher historical volatility when compared to many other commodities. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS”, changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, or “WTO”, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance.

If we are unable to maintain sales at generally prevailing market prices for ethanol and sugar in Brazil, or if we are unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, our ethanol and sugar business may be adversely affected.

Sugar prices began to decline in the second half of fiscal year 2007 and recently fell to a two-year low, mainly due to record volumes in 2006/2007 harvests on a worldwide basis. We expect that sugar prices will continue to decline in the fiscal year 2009 as a whole, also due to record harvests, and will negatively affect our net sales and overall financial performance for the 2009 fiscal year.

Ethanol prices are directly correlated to the price of sugar and are becoming closely correlated to the price of oil, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses and a decline in the price of oil may adversely affect our ethanol business.

The price of ethanol generally is closely associated with the price of sugar and is increasingly becoming correlated to the price of oil. A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a strong correlation between Brazilian ethanol prices and world sugar prices.

Because flex fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business.

We may not successfully acquire or develop additional production capacity through greenfield projects or expansion of existing facilities.

We continually explore opportunities to increase our production capacity, including through greenfield projects and expansion of existing facilities. We expect to invest approximately US$650 million in an ethanol greenfield project, consisting of three mills in the State of Goiás, which is in the Center-South region of Brazil. We expect that this greenfield project will start producing ethanol in the fiscal year 2009 and reach full production in the fiscal year 2012, with an expected total production of approximately 240 million gallons (900 million liters) per year. We also intend to invest approximately US$500 million to expand our existing facilities, add up to an aggregate of 10.6 million tons of crushing capacity from fiscal year 2009 to fiscal year 2012. If we are unable to develop successfully these greenfield projects, or expand existing facilities, we may not develop additional production capacity.

We expect to explore other greenfield projects in the future. Except for the ethanol greenfield project in the State of Goiás, we do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any potential projects. As a result, we may not complete these greenfield projects on a timely basis or at all, and may not realize the related benefits we anticipate. In addition, we may be unable to obtain the required financing for these projects on satisfactory terms, or at all. For example, we may not be able to obtain all of the land for which we have obtained options in the State of Goiás or we may not have the appropriate personnel, equipment and know-how to implement projects. In particular, we have no significant prior experience in planning, developing and managing large-scale greenfield projects.

The integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Planned or future greenfield projects or expansion of existing facilities may not enhance our financial performance.

We may not successfully implement our plans to sell energy from our cogeneration projects, and the Brazilian government’s regulation of the energy sector may affect our business and financial performance.

Our current total installed energy cogeneration capacity is approximately 231 MW, a substantial majority of which is used to generate energy for our own industrial operations. We won bids in two government “new energy” auctions, held in December 2005 and October 2006, to sell 1,388,800 MWh/year to the Brazilian electricity grid at current average prices of US$97.4 per megawatt-hour starting in 2009 under contracts with 15-year terms. We have begun to invest approximately US$819.0 million in cogeneration systems for six mills, which will generate approximately 1.4 million MWh/year to be sold to the Brazilian electricity grid starting in 2009, and currently plan to invest approximately US$266.0 million for an additional three mills subject to our obtaining financing at favorable conditions. We have no significant prior experience in planning, developing and managing large-scale energy cogeneration projects. We may need to invest significant amounts to overcome any operating difficulties. In addition, the Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of volatility of sugar prices and exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. In fiscal year 2006, we experienced losses of US$209.4 million from sugar price and exchange rate hedging transactions. In fiscal year 2007 and fiscal year 2008, we experienced gains of  US$190.6 million and US$49.3 million, respectively, from sugar price and exchange rate hedging transactions. We may incur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of approximately 25% to 50% of our sugar export volumes. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could adversely affect our financial performance during periods in which commodities prices decrease.

We face significant competition, which may adversely affect our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Aventine Renewable Energy, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than our company. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Grupo Santelisa Vale (the second largest ethanol and sugar producer in Brazil), Grupo Louis Dreyfus (the third largest ethanol and sugar producer in Brazil), Grupo Carlos Lyra, Grupo Vale do Rosário, Grupo São Martinho, Grupo Tercio Wanderley, Grupo Guarani, Grupo Zillo Lorenzetti, Grupo Oscar Figueiredo, Grupo Santa Terezinha, Grupo Santa Elisa, Grupo Da Pedra and Grupo Nova América. Grupo Zillo Lorenzetti, Grupo Irmãos Biagi and other ethanol and sugar producers in Brazil market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar”. During the 2008/2009 harvest, Copersucar had 33 members that produce ethanol and sugar in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

We face strong competition from international producers – in particular, in highly regulated and protected markets, such as the United States and the European Union. Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government creates incentives for sugar imports, we could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors have greater financial and marketing resources, larger customer bases and broader product ranges than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.

We may face significant challenges in implementing our expansion strategy in other regions of Brazil and international markets.

Our growth strategy includes the expansion of our activities in other regions of Brazil and international markets, through organic growth and acquisitions. Our expansion to regions of Brazil in which we do not now operate may involve potential challenges, such as inadequate transportation systems and different state and local laws, regulations and policies. For example, we may not be able to secure an adequate supply of sugarcane either from suppliers or through our own cultivation in sufficient proximity to our mills to be economically viable in terms of transportation costs.

We are currently looking at opportunities worldwide, but have not yet identified any particular investment locations outside of Brazil. Our international expansion, to countries in which we do not now operate includes additional challenges, such as the following:

•	changes in economic, political or regulatory conditions;

•	difficulties in managing geographically diverse operations;

•	changes in business regulation, including policies governing ethanol technological standards;

•	effects of foreign currency movements;

•	difficulties in enforcing contracts; and

•	cultural and language barriers.

If we fail to address one or more of these challenges, our business and financial performance may be materially adversely affected.

Our export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended April 30, 2008, our net sales from exports were US$823.2 million, representing 55.2% of our total net sales. During this same period, our net sales from sugar exports were US$649.8 million, representing 43.6% of our total net sales, and our net sales from exports of ethanol were US$166.1 million, representing 11.1% of our total net sales.

Our net sales from exports in fiscal year 2007 totaled US$1,014.8 million, representing 60.4% of our total net sales. In the fiscal year ended April 30, 2007, we had export net sales of sugar of US$873.0 million, representing 52.0% of our total net sales, and we had export net sales of ethanol of US$138.3 million, representing 8.2% of our total net sales and in the fiscal year ended April 30, 2006, we had export net sales of sugar of US$598.7 million, representing 54.6% of our total net sales, and we had export net sales of ethanol of US$66.0 million, representing 6.0% of our total net sales. We expect to expand our ethanol exports in the future. Expansion of ethanol exports depends on factors beyond our control, including liberalization of existing trade barriers and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue, we may not be able to expand our export activities at the rate we currently expect, or at all, which could adversely affect our business and financial performance. Also, if new trade barriers are established in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business and financial performance may be adversely affected.

The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.

We have grown substantially through acquisitions. We plan to continue to acquire, from time to time, other ethanol or sugar producers or facilities in Brazil or elsewhere that complement or expand our existing operations. We also may enter into strategic alliances to increase our competitiveness. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of any particular transaction being completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets on acceptable terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected ethanol and sugar prices.

Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing business and difficulties in integrating operations and personnel. Any failure by us to integrate new businesses or manage any new alliances successfully could adversely affect our business and financial performance. Some of our major competitors may be pursuing growth through acquisitions and alliances, which may reduce the likelihood that we will be successful in completing acquisitions and alliances. In addition, any major acquisition we consider may be subject to antitrust and other regulatory approvals. We may not be successful in obtaining required approvals on a timely basis or at all.

Acquisitions also pose the risk that we may be exposed to successor liability relating to prior actions involving an acquired company, or contingent liabilities incurred before the acquisition. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive from sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, such as labor- or environmental-related liabilities, could adversely affect our reputation and financial performance and reduce the benefits of the acquisition.

A reduction in market demand for ethanol or a change in governmental policies that ethanol be added to gasoline may materially adversely affect our business.

Governmental authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 25% by volume). Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan requires the addition of 3% of ethanol to gasoline, increasing such requirement to 10% in 2010 and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline.

Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability.

Agricultural production and trade flows are significantly affected by Brazilian federal, state and local, as well as foreign, government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, may influence industry profitability, the planting of certain crops versus others, the uses of agricultural resources, the location and size of crop production, the trading levels for unprocessed versus processed commodities, and the volume and types of imports and exports.

Future government policies in Brazil and elsewhere may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Sugar prices, like the prices of many other staple goods in Brazil, were historically subject to controls imposed by the Brazilian government. Sugar prices in Brazil have not been subject to price controls since 1997. However, additional measures may be imposed in the future. In addition, our operations are currently concentrated in the State of São Paulo. Any changes affecting governmental policies and regulations regarding ethanol, sugar or sugarcane in the State of São Paulo may adversely affect our company.

We may not be successful in reducing operating costs and increasing operating efficiencies.

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. For example, we intend to invest approximately US$100 million to purchase mechanical harvesters to achieve mechanization of approximately 80% of our sugarcane by fiscal year 2012.  We may not be able to achieve the cost savings that we expect to realize from this and other initiatives.  Any failure to realize anticipated cost savings may adversely affect our competitiveness and financial performance.

We incur substantial costs to comply with environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations or as a result of our handling of hazardous materials.

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations governing, among other matters:

•	the generation, storage, handling, use and transportation of hazardous materials;

•	the emission and discharge of hazardous materials into the ground, air or water; and

•	the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain aspects of our operations. These laws, regulations and permits often require us to purchase and install expensive pollution control equipment or to make operational changes to limit actual or potential impacts on the environment and/or health of our employees. Currently, we do not anticipate any material claims or liabilities resulting from a failure to comply with these laws and regulations. However, any violations of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocations of operating permits and/or shutdowns of our facilities.

Due to the possibility of changes to environmental regulations and other unanticipated developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. Under Brazilian environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors’ current and former facilities and at third-party waste disposal sites used by us or any of our predecessors. We could also be held responsible for any and all consequences arising out of human exposure to hazardous substances, such as pesticides and herbicides, or other environmental damage.

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental laws which may result in fines, shutdowns, or other adverse effects on our operations. We have not recorded any provisions or reserves for these proceedings as we do not currently believe that they will result in liabilities material to our business or financial performance. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances could adversely affect our business or financial performance.

Government laws and regulations governing the burning of sugarcane could have a material adverse impact on our business or financial performance.

Approximately 70% of our sugarcane is currently harvested by burning the crop, which removes leaves and destroys insects and other pests. The State of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. We currently incur significant costs to comply with these laws and regulations, and there is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, as a result, our ability to operate our own plants and harvest our sugarcane crops may be adversely affected.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from R$50.00 to R$50.0 million (US$29.60 to US$29.6 million) and be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest, and we are affected by seasonality of the sugarcane growing cycle.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood, drought or frost can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content. In addition, our business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in November to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the last quarter of the fiscal year. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business and financial performance.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is our principal raw material used for the production of ethanol and sugar. In fiscal year 2007, sugarcane purchased from suppliers accounted for 30% of our consolidated costs of goods sold and operating expenses. We purchase 45% of the sugarcane that we use in our production of ethanol and sugar directly from thousands of third-party sugarcane growers. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of April 30, 2008, we also leased approximately 330,868 hectares under approximately 1,967 land lease contracts with an average term of five years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

Fire and other disasters could affect our agricultural and manufacturing properties, which would adversely affect our production volumes and, consequently, financial performance.

Our operations will be subject to risks affecting our agricultural properties and facilities, including fire potentially destroying some or our entire yield and facilities. In addition, our operations are subject to hazards associated with the manufacture of inflammable products and transportation of feed stocks and inflammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties. Our Da Barra mill was responsible for approximately 15% of our total sugar production in the 2007/2008 harvest. Any material damage to our Da Barra mill would adversely affect our production volumes and, consequently, our financial performance.

Disease and pestilence may strike our crops which may result in destruction of a significant portion of our harvest.

Crop disease and pestilence can occur from time to time and have a devastating effect on our crops, potentially rendering useless or unusable all or a substantial portion of affected harvests. Even when only a portion of the crop is damaged, our business and financial performance could be adversely affected because we may have incurred a substantial portion of the production cost for the related harvest. The cost of treatment of crop disease tends to be high. Any serious incidents of crop disease or pestilence, and related costs, may adversely affect our production levels and, as a result, our net sales and overall financial performance.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of our business strategy, we intend to invest in areas where existing transportation infrastructure is under developed. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transport may affect our position as low-cost producer, so that our ability to compete in world markets may be impaired.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis – if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our processing plants and impair our ability to deliver processed products to our customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting our third-party transportation providers.

We depend on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide facilities and services required for our operations, such as the transportation and storage of ethanol and sugar. The loss or expiration of our agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and financial performance. Our reliance on third parties to provide essential services on our behalf also gives us less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from our production facilities to our export facilities. We expect to be dependent on such agreements for the foreseeable future, and if we enter any new market, we will need to have similar agreements in place.

Technological advances could affect demand for our products or require substantial capital expenditures for us to remain competitive.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. Advances in the development of alternatives to ethanol also could significantly reduce demand or eliminate the need for ethanol as a fuel oxygenate. Any advances in technology which require significant capital expenditures to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on our business and financial performance.

Alternative sweeteners have negatively affected demand for our sugar products in Brazil and other countries.

We believe that the use of alternative sweeteners, especially artificial alternative sweeteners such as aspartame, saccharine and HFCS, has adversely affected the growth of the overall demand for sugar in Brazil and the rest of the world. Soft drink bottlers in many countries have switched from sugar to, or increased consumption of, alternative sweeteners. In addition, the use of alternative sweeteners by sugar consumers, including soft drink bottlers, may also reduce the demand for sugar in Brazil. A substantial decrease in sugar consumption, or the increased use of alternative or artificial sweeteners, would decrease demand for our sugar products and could result in lower growth in our net sales and overall financial performance.

Our sugar and ethanol products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of our sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In the fiscal year ended April 30, 2008, five of our customers accounted for 58.1% of our net sales of sugar. In the same fiscal year, five of our customers accounted for 62.1% of our net sales of ethanol. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of our customers.

Our subsidiary’s port concession is subject to termination by the granting authority.

We own and operate a sugar-loading terminal at the Port of Santos in the State of São Paulo through our subsidiary Cosan Operadora Portuária S.A., or “Cosan Portuária”. The close proximity of our mills to the port enables us to benefit from lower transportation costs. Pursuant to the port concession agreement with the State of São Paulo’s Port Authority, Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement. However, the port concession may be unilaterally terminated by the granting authority prior to that time upon:

•	expropriation of the port concession in the public interest;

•
default by Cosan Portuária in the performance of its obligations under the port concession agreement, including the payment of concession fees or failure to comply with other legal and regulatory obligations;

•	Cosan Portuária’s failure to comply with determinations by the granting authority; or

•	bankruptcy or dissolution of Cosan Portuária.

Termination of the port concession agreement may adversely impact our transportation costs and the turn-around time for the export of our products as well as our revenues from service agreements related to our port facilities.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us aggregating US$1,638.7 million, and as to which, at April 30, 2008, we recorded a provision totaling US$466.8 million, net of judicial deposits in an aggregate amount of US$27.3 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

We are highly dependent on our chief executive officer and other members of our management to develop and implement our strategy and to oversee our operations.

We are dependent upon Mr. Rubens Ometto Silveira Mello, our chairman and chief executive officer, other members of senior management and certain members of our board of directors, especially with respect to business planning, strategy and operations. If any of these key members of our management leaves our company, our business and financial performance may be negatively affected. Our business is particularly dependent on Mr. Rubens Ometto Silveira Mello, who is also our controlling shareholder. We currently do not carry any key man insurance.

We are indirectly controlled by a single individual who has the power to control us and all of our subsidiaries.

Mr. Rubens Ometto Silveira Mello, our controlling shareholder, chairman and chief executive officer, has the power to indirectly control us, including the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer his controlling stake in our company; and

•
determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

Our class B common shares have ten votes per share and our class A common shares have one vote per share. Currently, because of our share capital structure, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of the issued and outstanding share capital in the company. The concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our class A common shares could be adversely affected.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our company and these shareholders. For example, we enter into land leasing agreements with our affiliates, including Amaralina Agrícola Ltda, or “Amaralina”, Santa Bárbara Agrícola S.A., or “Santa Bárbara” and São Francisco S.A., or “São Francisco”. The accounts payable balances result mainly from the lease of agriculture land, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. Commercial and financial transactions between our affiliates and us, even on if entered into on an arm’s length basis, create the potential for, or could result in, conflicts of interests.

Risks Related To Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and financial performance and the market price of our class A common shares.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, financial performance and prospects, as well as the market prices of our class A common shares, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our class A common shares.

Cosan generally invoices its sales in Brazilian reais, but a substantial portion of Cosan’s net sales are from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan’s costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Inflation and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.7% in 2007. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the Brazilian price inflation rates were  7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 4.5% in 2007. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our class A common shares.

Our reporting currency is the U.S. dollar but a substantial portion of our sales is in Brazilian reais, so that exchange rate movements may increase our financial expenses and negatively affect our profitability.

Cosan generally invoices its sales in Brazilian real, but reports results in U.S. dollars. The results of Cosan and our other Brazilian subsidiaries are translated from reais into U.S. dollars upon consolidation. When the U.S. dollar strengthens against other currencies, our net sales and net income may decrease.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In the fiscal year ended April 30, 2004, the real devalued slightly by 1.9%, ending at R$2.945 per US$1.00. In the fiscal year ended April 30, 2005, the real ended at R$2.531 per US$1.00, which represented a 14.0% appreciation. In fiscal year 2006, the real appreciated by 17.5%, ending at R$2.089 per US$1.00. In the fiscal year ended April 30, 2007, the real appreciated by 2.6%, ending at R$2.034 per US$1.00. Finally, in the fiscal year ended April 30, 2008, the real appreciated by 20.5%, closing at R$1.687 per US$1.00.

Because Cosan generally invoices its sales in Brazilian reais, devaluation of the real against foreign currencies may generate losses in our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the class A common shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the class A common shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

Because a substantial portion of Cosan’s indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to Cosan’s indebtedness on April 30, 2008 was US$962.3 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS”, the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS”, the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or “CPMF”, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS”, and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Related to our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company, so that the rights of holders of our shares will be governed by Bermuda law and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and some of the experts referred to in this annual report are not citizens or residents of the United States, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, Appleby, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

Bermuda law differs from the laws in effect in the United States and Brazil and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than shareholders of a company incorporated in the United States or Brazil. As a Bermuda company, we are governed by the Companies Act 1981. The Companies Act 1981 differs in material respects from laws generally applicable to U.S. or Brazilian corporations and their shareholders, including the provisions relating to interested directors, amalgamations, takeovers, shareholder lawsuits and indemnification of directors.

Under Bermuda law, directors and officers of a company generally owe fiduciary duties to the company and not to individual shareholders. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts may, however, in certain circumstances permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for example, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. The Companies Act 1981 imposes a duty on directors and officers to act honestly and in good faith with a view to the best interests of the company and to exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors of a Bermuda company have a duty to avoid conflicts of interest. However, if a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our bye-laws provide that such director is entitled to be counted for quorum purposes, but may not vote in respect of any such contract or arrangement in which he or she is interested. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under the Companies Act 1981 are not as clearly established as under statutes or judicial precedent in jurisdictions in the United States, particularly in the State of Delaware.

Provisions in our bye-laws may discourage takeovers, which could affect the return on the investment of our shareholders.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•
the affirmative vote of a majority of our directors in office and the resolution of the shareholders passed by a majority of votes cast at a general meeting or, if not approved by a majority of the directors in office, the resolution of the shareholders at a general meeting passed by 66- 2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “Description of Share Capital – Tag-along Rights”.

These bye-laws provisions could deter a third party from seeking to acquire us, even if the third party’s offer may be considered beneficial by many shareholders.

As a holding company, we may face limitations on our ability to receive distributions from our subsidiaries.

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. For example, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of common shares of our Brazilian subsidiaries. We currently conduct all of our operations through our Brazilian subsidiaries. As a result, any imposition of exchange controls restrictions could reduce the market prices of the class A common shares.

Our bye-laws restrict shareholders from bringing legal action against our directors and officers and also provide our directors and officers with indemnification from their actions and omissions, although such indemnification for liabilities under the Securities Act is unenforceable in the United States.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we understand that, in the opinion of the staff of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable in the United States.

The sale, or issuance, of a significant number of our common shares may adversely affect the market value of our class A common shares.

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 129,910,812 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding. In accordance with lock-up agreements, holders of our class B common shares have agreed, subject to limited exceptions, not to offer, sell, transfer, or dispose in any other way, directly or indirectly before August 16, 2010 less than all of the class B common shares that they own. After the end of such lock-up period, such previously restricted class B common shares may be traded freely.

Our bye-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

Actual dividends paid on our shares may not be consistent with the dividend policy adopted by our board of directors.

Our board of directors will adopt a dividend policy that provides, subject to Bermuda law, for the payment of dividends to shareholders equal to approximately 25% of our annual consolidated net income (as calculated in accordance with U.S. GAAP). Our board of directors may, in its discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, distribution of dividends made by our subsidiaries, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.

Cosan has a dividend policy that is similar to that of our company, although the net income is calculated in accordance with Brazilian GAAP (subject to certain adjustments mandated by Brazilian corporate law). Because Brazilian GAAP differs in significant respects from U.S. GAAP, Cosan’s dividends to us may be lower than the corresponding amounts under our dividend policy, which is based upon net income under U.S. GAAP. Accordingly, we may not be able to pay the dividends anticipated under our dividend policy in the event that Cosan’s net income under Brazilian GAAP is substantially lower than our net income under U.S. GAAP.

To the extent we pay dividends to our shareholders, we will have less capital available to meet our future liquidity needs.

Our business strategy contemplates substantial growth over the next several years, and we expect that such growth will require considerable liquidity. To the extent that we pay dividends in accordance with our dividend policy, the amounts distributed to our shareholders will not be available to us to fund future growth and meet our other liquidity needs.

We may require additional funds in the future, which may not be available or which may result in dilution of the interests of shareholders in our company.

We may need to issue debt or equity securities in order to obtain additional public or private financing. The securities that we issue may have rights, preferences and privileges senior to those of our shares. If we decide to raise additional capital through an offering of common shares, the participation of our shareholders in our share capital may be diluted. Moreover, additional funding that may be required in the future may not be available under favorable terms.

The price of our class A common shares is subject to volatility.

The market price of our class A common shares could be subject to significant fluctuations due to various factors, including actual or anticipated fluctuations in our financial performance, losses of key personnel, economic downturns, political events in Brazil or other jurisdictions in which we operate, developments affecting the ethanol and sugar industries, changes in financial estimates by securities analysts, the introduction of new products or technologies by us or our competitors, or our failure to meet expectations of analysts or investors.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2009 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We also may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

Item 4. Information on the Company

A. History and Development of the Company

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. We are registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our principal executive office is located at Av. Juscelino Kubitschek, 1726 – 6th floor, São Paulo – SP, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively.

The objects of our business are set forth in our memorandum of association and provide that we have unrestricted objects and powers and rights including to:

•	import, export, produce and sell ethanol, sugar, sugarcane and other sugar by-products;

•	distribute and sell fuel and other fuel by-products;

•	produce and market electricity, steam and other co-generation by-products;

•	render technical services related to the activities mentioned above; and

•	hold equity interests in other companies.

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the State of São Paulo, with annual sugarcane crushing capacity of 4.0 million tons. Beginning in the mid 1980s, we began to expand our operations through the acquisition of various milling facilities in the State of São Paulo. In 1986, Usina Santa Helena and Usina São Francisco became part of Cosan, with annual sugarcane crushing capacity of 2.1 and 1.4 million tons, respectively. In 1988, Usina Ipaussu added an extra 2.0 million tons of annual sugarcane processing capacity. In 1996, we were granted a concession from the Brazilian government for the construction, development and operation of a sugar-loading terminal at the Port of Santos, currently managed by our subsidiary Cosan Portuária. In 1998, Usina Diamante and Usina da Serra became part of our group, with annual sugarcane crushing capacity of 2.0 and 1.8 million tons, respectively.

In February 2000, Cosan’s then shareholders approved an increase in the share capital of Irmãos Franceschi Agrícola Industrial e Comercial Ltda., Cosan’s predecessor company, in exchange for the contribution to Cosan of the Costa Pinto, Santa Helena, São Francisco and Tamandupá mills. As result, Cosan became a corporation and changed its name to Cosan S.A. Indústria e Comércio. Since 2000, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings, taking strategic advantage of the deregulation of the sugar industry in Brazil.

Our operating activities are carried out primarily through Cosan and Da Barra. We also operate a terminal at the Port of Santos through Cosan Portuária and own a 32% interest in another ethanol terminal located at the Port of Santos through TEAS. We also own Cosan Distribuidora de Combustíveis Ltda., a fuel distribution company that is currently non-operative but maintains all of the necessary governmental licenses to distribute fuel in Brazil. The sole purpose of our non-operating subsidiary, Administração de Participações Aguassanta Ltda., is to hold shares of Da Barra. We own and operate the Costa Pinto, São Francisco, Santa Helena, Rafard, Serra, Diamante, Mundial and Bom Retiro mills and lease the Junqueira mill. Da Barra owns the Da Barra, Ipaussu, Gasa, Destivale, Bonfim, Univalem and Tamoio mills and leases the Dois Córregos mill.

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 81.5% from approximately 24.8 million tons to approximately 45.0 million tons primarily through acquisitions, partnerships and corporate restructurings. As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit  have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions.

Our principal acquisitions, partnerships and corporate restructurings since May 2004 consist of the following:

•
In December 2004, Cosan acquired, through FBA—Franco Brasileira S.A. Açúcar e Álcool, or “FBA”, controlling interests in the Destivale Group (which consists of Destilaria Vale do Tietê, or “Destivale”, Destiagro Destivale Agropecuária Ltda., or “Destiagro”, Agrícola Destivale Ltda., or “Agrícola Destivale”, and Auto Posto Destivale Ltda., or “Auto Posto Destivale”) for an aggregate purchase price of US$36.7 million. The Destivale Group has 1.0 million tons of sugarcane crushing capacity. In March 2006, Destivale and Destiagro were merged into Açucareira Corona S.A., or “Corona”.

•
In May 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for US$100.9 million the remaining 52.5% of the outstanding shares of FBA, generating goodwill in the amount of US$32.9 million.

•	In July 2005, Cosan transferred all of its ownership interest in Amaralina to Cosan’s shareholders, valued at US$118.6 million.

•
In December 2005, Cosan indirectly acquired 100% of the common shares of Mundial Açúcar e Álcool S.A., or “Mundial”, and of Alcomira S.A. The purchase price was US$29.2 million in cash plus the assumption of certain existing liabilities of Mundial in an amount of US$23.0 million. Cosan recorded US$52.2 million in goodwill related to this acquisition. At the time of the acquisition, Mundial was located in Mirandópolis, São Paulo, and had an annual sugarcane crushing capacity of approximately 1.3 million tons of sugarcane.

•
In February 2006, Cosan purchased all of the equity capital of Corona from Aguassanta Comercial Exportadora e Importadora S.A., or “Aguassanta Comercial” (a company indirectly controlled by our chairman and chief executive officer), S.A. Fluxo Comércio e Assessoria Internacional, or “Fluxo” and certain individuals, for US$180.6 million (generating goodwill in an aggregate amount of US$196.4 million, due to liabilities assumed in an aggregate amount of US$15.9 million). Corona owns approximately 14,500 hectares of land located in the Ribeirão Preto region in the State of São Paulo and two mills (Bonfim and Tamoio) with a total annual sugarcane crushing capacity of approximately 6.0 million tons.

•	In March 2006, Cosan merged Usina da Barra S.A.—Açúcar e Álcool, and FBA, among other subsidiaries, into Corona and changed Corona’s name to Usina da Barra S.A.—Açúcar e Álcool, or “Usina da Barra”.

•
In April 2006, Cosan acquired controlling interests in Usina Açucareira Bom Retiro S.A., or “Bom Retiro” for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

•	In October 2006, Mundial and Bom Retiro, among other subsidiaries, merged into Cosan.

•	In February 2007, Usina da Barra merged into Danco Participações S.A., having its corporate name changed to Usina da Barra S.A. - Açúcar e Álcool.

•
In April 2007, Cosan, together with São Martinho S.A. and Santa Cruz S.A. Açúcar e Álcool acquired Usina Santa Luiza and Agropecuária Aquidaban Ltda. for an aggregate purchase price of US$112.0 million, of which US$39.4 million was paid by Cosan. The acquisition was carried out through Etanol Participações S.A., a holding company formed by Usina São Martinho S.A. (a wholly-owned subsidiary of São Martinho S.A.), Cosan and Santa Cruz S.A. Açúcar e Álcool, with respective interests of 41.67%, 33.33% and 25.00%, and which will be managed on a joint basis, with representatives of each shareholder on the board of directors and the executive board. Usina Santa Luiza is located in the City of Motuca, in the State of São Paulo.

•	In August 2007:

•
Aguassanta Participações S.A., or “Aguassanta” and Usina Costa Pinto S.A. Açúcar e Álcool, or “Costa Pinto”, controlling shareholders of Cosan and both indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto consist of 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares; and

•
Aguassanta then contributed our class B series 1 common shares to Queluz Holdings Limited, its newly created British Virgin Islands subsidiary, which is also indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, in a manner that resulted in Queluz Holdings Limited and Costa Pinto being our direct shareholders. As a result we currently own 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares.

•
We completed our initial public offering and listed our class A common shares on the NYSE. We received US$1.1 billion, net of directly attributable costs, in aggregate proceeds from the initial public offering.

•	In December 2007:

•	Cosan contributed to the capital stock of its controlled entity Usina da Barra S.A., shares representing 33.33% of the capital stock of Etanol Participações S.A.

•
Cosan’s shareholders approved a capital increase in the amount of 82,700,000 common shares. The results of the capital increase were announced on January 23, 2008. Minority shareholders subscribed for a total of 26,092,604 common shares and Cosan Limited subscribed for a total of 56,607,396 shares. As a result of the capital increase, and as at the date hereof, Cosan now has a total of 272,548,032 outstanding common shares, 171,172,252 (62.8%) of which are owned by us and 101,375,780 (37.2%) of which are owned by others.

•
On February 14, 2008, Cosan acquired 100% of the capital stock of Benálcool Açúcar e Álcool S.A. for US$42.7 million.  Cosan recorded US$88.1 million in goodwill related to this acquisition. The purchase price was paid in cash by Cosan. The principal asset of Usina Benálcool is its sugarcane and alcohol mill, which has an annual processing capacity of approximately 1.3 million tons of sugarcane. Usina Benálcool is located in the Araçatuba region, where Cosan already has four other operational units. With this acquisition, Cosan has increased its presence in an important production region.

•
On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a transition period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil. The presently negotiated purchase price is cash of US$826.0 million to be paid upon closing and assumption of debt amounting to US$198.0 million. The acquisition price is subject to revision at the end of the transition period when the transaction is closed. During the transition period, Exxon retains operational control of the entities to be acquired. We expect that the transaction will close by the end of 2008.

Corporate Structure and Ownership.

The following chart sets forth our current capital structure:

Capital Expenditures

The following table sets forth our capital expenditures during the last three fiscal years:

	For Fiscal Year Ended April 30,
	2008		2007		2006
	(in millions of US$)
Sugar cane planting costs	US$	142.5	US$	91.2	US$	55.9
Co-generation projects		99.7		40.7		-
Inter-harvest maintenance costs		89.6		58.4		-
Other acquisitions of property, plant and equipment		311.1		165.9		79.2
Acquisitions, net of cash acquired		102.0		39.4		260.9
Total		744.9		395.6		396.0

We recently announced plans to invest approximately US$1.7 billion over the next five fiscal years to increase our processing capacity by approximately 45%. We believe the expansion plans and the development of greenfield projects will expand our sugarcane processing capacity to 65 million tons by fiscal year 2013 from 45 million tons as of April 30, 2008.

Our capital expenditure program is focused on four key areas:

Greenfield Project

We are currently building a state-of-the-art ethanol plant in the State of Goiás, Brazil, in a project composed of three plants, which is in final stages of environmental licensing. We have acquired the land for the industrial facilities and entered into leases for approximately 100,000 hectares for sugarcane cultivation, representing approximately 65% of the land required for the project. Our estimated capital expenditures for each of the three mills comprising the project is approximately US$290 million, and we expect the first mill (Jatai) to start producing ethanol in the fiscal year 2009, reaching full capacity by fiscal year 2013, with an expected crushing capacity of 4 million tons of sugarcane and production of approximately 97 million gallons (370 million liters) of ethanol per year.

Expansion of Our Crushing Capacity

We intend to invest approximately US$500 million to expand the crushing capacity of our mills to 53 million tons per year from their current capacity of 45.0 million tons, by the end of fiscal year 2013. These investments are expected to be applied in our Univalem, Gasa, Ipaussu, Destivale, Mundial, Bonfim and Junqueira mills, both in industrial equipment and in new sugarcane crop plantation.

Cogeneration Projects

We intend to invest in cogeneration projects in five of our existing 18 mills and in all three mills of our greenfield project that will allow these mills to sell energy to third parties. We are currently engaged in three projects related to the development of energy cogeneration in six of our mills to sell energy to third parties, with budgeted capital expenditures anticipated to be disbursed by the end of fiscal year 2013 of approximately:

•	US$161.1 million at Costa Pinto;

•	US$105.5 million at Rafard;

•	US$166.9 million at Bonfim;

•	US$189.6 million at Barra;

•	US$89.9 million at Gasa; and

•	US$105.2 million at Jatai (one of our greenfield project plants)

These investments will be made under seven 15-year agreements for the supply of electricity totaling 1,388,800 MWh/year, with current average prices of US$97.4 per megawatt-hour, which resulted from our winning three new energy auctions held in December 2005, October 2006 and August 2008 and one bilateral contract signed in August 2008. We plan to expand our investment by approximately US$266.0 million in order to generate approximately 427,500 additional MWh/year that will be available for sale by our Gasa, Univalem, Diamante and Ipaussu mills.

Strategic Acquisitions along the Business Chain

We intend to invest approximately US$1.0 billion in strategic acquisitions along the business chain, including adding fuel distribution operations through the acquisition of downstream assets of ExxonMobil in Brazil and taking equity stakes in Radar Propiedades Agrícolas S.A., a newly incorporated land development company, Rumo Logistica, a new sugar logistics company, and Uniduto, a newly incorporated company that is exploring an ethanol pipeline project in the central-south region of Brazil. In November 2007, we acquired 50% interest in Vertical UK LLP, a leading ethanol trading company.

On April 23, 2008, the Company entered into an agreement with Exxon for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in Brazilian retail and wholesale markets as well as aviation fuel supply. The closing is subject to certain undertakings during a transition period. See “Item 4. Information on the Company – A. History and Development of the Company – Acquisitions, Partnerships and Corporate Restructurings.”

B. Business Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugar beet. We believe that we are:

•
Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 40.3 million tons in the fiscal year ended April 30, 2008, 36.2 million tons in the fiscal year ended April 30, 2007 and 27.9 million tons in the fiscal year ended April 30, 2006 (planted on approximately 572,000 hectares, of which approximately 50% is leased by us, 40% is supplier owned and 10% is company owned);

•
Ethanol: the largest ethanol producer in Brazil and the second largest in the world, having produced 402.8 million gallons (1.5 billion liters) in the fiscal year ended April 30, 2008, 326.7 million gallons (1.2 billion liters) in fiscal year 2007 and 241.7 million gallons (915.0 million liters) in the fiscal year ended April 30, 2006, and the largest exporter of ethanol in the world, having exported 107.4 million gallons (406.5 million liters) in the fiscal year ended April 30, 2008, 72.6 million gallons (274.7 million liters) in fiscal year 2007 and 61.0 million gallons (230.9 million liters) in the fiscal year ended April 30, 2006; and

•
Sugar: the largest sugar producer in Brazil and one of the three largest sugar producers in the world, having produced 3.1 million tons in the fiscal year ended April 30, 2008, 3.2 million tons in the fiscal year ended April 30, 2007 and 2.3 million tons of sugar in the fiscal year ended April 30, 2006, and the largest exporter of sugar in the world, having exported 2.7 million tons in the fiscal year ended April 30, 2008, 2.8 million tons in fiscal year 2007 and 2.1 million tons in the fiscal year ended April 30, 2006.

We operate 18 mills, two refineries, two port facilities and numerous warehouses. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

We were incorporated as a Bermuda company to better position ourselves to take advantage of favorable industry trends in ethanol and sugar markets in Brazil and globally. We are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. We are focused on increasing our production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions. We are also continuing to invest in cogeneration of electricity, which allows us to be energy self-sufficient and also represents a potential additional source of future cash flow.

Our management team has experience in running large-scale facilities, as well as a track record of acquiring, improving and integrating companies and extracting operational synergies. We significantly expanded our businesses through acquisitions and organic growth, increasing our crushing capacity to 45.0 million tons currently from 13.2 million tons since Cosan’s inception in February 2000.

Competitive Strengths

We believe that, as a low-cost, large-scale producer with well-established integrated operations and long-standing relationships with key customers and suppliers, we can capitalize on the favorable trends in the ethanol and sugar industries—particularly, in light of our competitive strengths:

Low-cost producer

Our existing mills and other facilities are strategically located in the Center-South region of Brazil. Our operations also are in close proximity to our customers, sugarcane fields owned by us and growers, port terminals and other transportation infrastructure and warehouses. These factors help us to manage our operating costs. Increasing mechanization in our agricultural processes and improvements in industrial operations, combined with our energy self-sufficiency, should allow us to continue to lower our operating costs.

Leading market position

Our market position as one of the largest global producers and exporters of ethanol and sugar provides us with competitive advantages over our main competitors, particularly in terms of cost-efficiencies, higher pricing power and integrated logistics. We also believe we have the largest sugarcane crushing capacity in Brazil, as our production is approximately three times greater than that of the second largest Brazilian producer. We are focused on increasing our production capacity and maintaining our market leadership through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Integrated platform

We are engaged in both the agricultural and industrial aspects of ethanol and sugar production. We purchase as well as cultivate, harvest and process sugarcane. We produce approximately 60% of our sugarcane requirements on owned and leased land and purchase most of the remaining 40% mainly from third parties under long-term contracts. These contracts incorporate ethanol- and sugar-linked purchase price provisions, which provides us with a natural hedge and mitigates the risk of potential margin compression. In addition, we own a sugar terminal and a stake in an ethanol terminal, both in the Port of Santos, the largest commercial port complex in South America, and numerous warehouses, which reduces our dependence on logistics services provided by third parties.

Innovative approach to business

We develop innovative products, production techniques and distribution methods to ensure that we continue to be at the forefront of technological improvements and standards in our industry. For example, we monitor the development of our crops by satellite and have also introduced innovative distribution methods to the Brazilian ethanol and sugar industry. We have established research and development partnerships with leading Brazilian institutions which resulted not only in new sugarcane varieties with higher sucrose content but also in implementing new techniques, such as agricultural and industrial yield improvements, new planting methods and genetic engineering improvements.

Strategic business relationships

We have developed important strategic relationships in our business, including the Kuok Group (one of the largest agricultural-focused conglomerates in Asia) and Sucres et Denrées, or “Sucden” (one of the two largest sugar trading companies in the world). Both the Kuok Group and Sucden are current shareholders of Cosan. We have also developed strong business relationships with some of our leading customers, such as Petrobras Distribuidora S.A. and Shell Brasil Ltda. in the ethanol business and Sucden, Tate & Lyle International and Coimex Trading Ltd. in the sugar business.

Production flexibility

We produce virtually every type of ethanol and sugar consumed in the Brazilian and international markets. Our facilities allow us to adjust our production (within certain capacity limits) between ethanol and sugar, as well as between different types of ethanol and sugar, to respond promptly to changes in customer demand and market prices at any point during the crushing process.

Financial resources

We recorded an operating loss of US$138.1 million in fiscal year 2008 and operating income of US$232.9 million and US$130.5 million in the fiscal years 2007 and 2006, respectively. We also recorded net income of US$16.6 million in fiscal year 2008 and US$176.7 million in fiscal year 2007 compared to a net loss of US$37.1 million in fiscal year 2006. Our selling and general and administrative expenses totaled US$283.8 million in fiscal year 2008 compared to US$254.9 million in fiscal year 2007. As of April 30, 2008, we had US$90.8 million in net debt (including US$460.2 million in perpetual notes and US$273.2 million in self-liquidating debt), and a highly liquid position of cash and cash equivalents and marketable securities of US$1,082.9 million. We also benefit from a higher credit rating (“BB” from Standard & Poor’s Rating Group and “Ba2” from Moody’s Investors Service, Inc.) than many global ethanol producers. We believe that our financial condition and solid capital structure should allow us to access capital as needed to fund our growth strategy.

Our Strategy

Our overall objective is to achieve sustainable and profitable growth, further reduce our operating costs and build on our competitive strengths in order to expand our leadership to become a global company with a worldwide platform in the ethanol and sugar markets. The principal components of our strategy are to:

Enhance our leadership position in the Brazilian and global ethanol and sugar markets

We expect to take advantage of future export opportunities likely to emerge from the liberalization of trade barriers that traditionally limited our access to some major markets, as well as mandatory blending requirements to use ethanol as an additive to gasoline. We intend to establish new commercial and distribution partnerships with international industry players to expand and diversify our client base. We closely monitor developments in the Brazilian and global ethanol and sugar industries and will continue to pursue selective acquisitions and partnerships in Brazil and internationally. We also intend to continue to expand our existing facilities and build additional large-scale facilities, featuring technology improvements and enhanced logistics.

Pursue organic growth opportunities to meet expected demand

We pursue expansion initiatives in order to capitalize on growing global demand for ethanol and sugar. We are increasing our production capacity through expansions of existing facilities and the development of greenfield projects. We recently announced an expansion of 8.0 million tons of crushing capacity for six of our mills, and an ethanol-dedicated greenfield project consisting of three state-of-the-art mills in the State of Goiás. These new mills are expected to add approximately 12 million tons of crushing capacity by fiscal year 2013. We have already acquired the land where the new mills will be built, and we are in the process of securing the land for planting sugarcane for this greenfield project, which is expected to start producing ethanol in 2009. We will consider other greenfield ethanol projects in Brazil to further increase our production capabilities.

Continue to realize operating efficiencies

We are seeking to further improve the efficiency and productivity gains of our operations through investments in the development of new varieties of sugarcane, more efficient agricultural, industrial and logistic processes, expanded satellite monitoring of sugarcane development in the region, increased mechanization of harvests, emphasis on employee training programs and improvements in information flows and internal control systems.

Increase investments in cogeneration

We are self-sufficient in energy by generating our own electricity through the burning of sugarcane bagasse in boilers. In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo. We believe that energy sales represent a source of additional cash flow. Currently, we plan to install cogeneration systems in nine of our 18 existing mills and three of our planned mills to permit sales of energy to third parties. We have begun to invest approximately US$819.0 million in cogeneration systems for six of these mills, which will generate approximately 1,388,800 MWh/year to be sold to the Brazilian electricity grid starting in 2009, and currently plan to invest an additional amount of approximately US$266.0 million for the remaining three mills subject to our obtaining financing at favorable conditions.

Focus on environmental and social awareness

We are committed to being an environmentally and socially conscious company. The IFC, one of Cosan’s lenders and equity investors, has recently conducted a social and environmental assessment of Cosan. Under the IFC loans, we are required to comply on an ongoing basis with IFC’s environmental policies.

We plan to increase investments in the mechanization of our harvests, which not only is cost-efficient in the long-term but also will reduce our emission levels and decrease burning of sugarcane fields for manual harvesting. We continue to improve and develop new training programs for our employees, as well as programs to reduce workforce accidents.

Operations

Sugarcane

Sugarcane is the principal raw material used in the production of ethanol and sugar. Sugarcane is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The soil, topography, climate and land availability of the Center-South region of Brazil are ideal for the growth of sugarcane. The Center-South region of Brazil accounted for approximately 85% of Brazil’s sugarcane production in the 2007/2008 harvest.

At April 30, 2008, we leased approximately 330,868 hectares, or approximately 85% of the land that we cultivate, through approximately 1,967 land lease contracts with a large number of lessors. The lessor under three of these contracts (covering 37,574 hectares, or approximately 11.4% of the land leased by us) are entities controlled by our chief executive officer and controlling shareholder. These land lease contracts have an average term of five years, with terms ranging from one to twenty years. Under these land leases, we make lease payments based on the market value of sugarcane per hectare (in tons) used by us in each harvest, with the market value based on the price of sugarcane established by the regulations of CONSECANA and a fixed amount of total recoverable sugar per ton. See “Item 7B. Major Shareholders and Related Party Transactions - Related Party Transactions – Recurring Transactions with Shareholders.”

We also purchase sugarcane directly from thousands of third-party sugarcane growers. Of our sugarcane purchases from third-party growers, we historically have purchased approximately 80% through medium- and long-term contracts with sugarcane producers, 5% on a spot basis and the remaining 15% from sugarcane producers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term contracts for periods varying from three and a half to seven years. All of our third-party sugarcane suppliers are responsible for the harvest of the sugarcane and its delivery to our mills. The price that we pay to third-party sugarcane growers is based on the total amount of sugar content in the sugarcane, measured by the amount of sugar recovered and on the prices of ethanol and sugar sold by each mill.

We harvested from owned or leased lands approximately 56%, or 22.9 million tons, of the sugarcane that we crushed in the fiscal year ended April 30, 2008, and purchased from third-party growers the remaining 18.0 million tons of sugarcane, or approximately 44% of the total amount of sugarcane that we crushed in the fiscal year ended April 30, 2008. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last four fiscal years.

	For Years Ended April 30,
	2008	%	2007	%	2006	%	2005	%
	(In millions of tons, except percentages)
Sugarcane harvested from owned/leased land	22.3	56.0	21.6	59.8	17.2	61.7	15.0	61.7
Sugarcane purchased from third-parties	18.0	44.0	14.5	40.2	10.7	38.3	9.3	38.3
Total	40.3	100.0	36.2	100.0	27.9	100.0	24.3	100.0

Sugarcane Harvesting Cycle

The annual sugarcane harvesting period in the Center-South region of Brazil begins annually in May and ends in November. We plant several species of sugarcane, and the species we use in a particular area depends on the soil quality, rain levels and the resistance to certain types of pestilences, among other factors. Once planted, sugarcane is harvested each year for several continuous years. With each subsequent harvest, agricultural yields decrease, and the current optimum economic cycle is five or six consecutive harvests. However, the harvests must be carefully managed in order to continue to attain sugar yields similar to the newly-planted crop.

Ideally, the sugarcane should be harvested when the crop’s sucrose content is at its highest level. Harvesting is either done manually or mechanically. Approximately 70% of our sugarcane is harvested manually. Manual harvesting begins by burning the sugarcane field, which removes leaves and destroys insects and other pests. The amount of the crop that we may burn is subject to environmental regulations. The remaining 30% of our sugarcane is harvested mechanically.

Sugarcane yield is an important productivity measure for our harvesting operations. Geographical factors, such as land composition, topography and climate, as well as the agricultural techniques that we implement, affect our sugarcane yield. Although our agricultural yields are above the average Brazilian yields, we believe that by reducing the average age of our sugarcane fields and choosing new sugarcane varieties, our agricultural yields may continue to increase.

In the fiscal year ended April 30, 2008, our average sugar extraction yield was 142.5 kilograms of TSR per ton of sugarcane and our agricultural yield was 84.4 tons of sugarcane per hectare, compared to 147.5 kilograms of TSR per ton of sugarcane and 84.1 tons of sugarcane per hectare in the fiscal year ended April 30, 2007, and 141.0 kilograms of TSR per ton of sugarcane and 80.2 tons of sugarcane per hectare in the fiscal year ended April 30, 2006.

The average Brazilian sugar extraction yield for the 2007/2008 harvest was 144.0 kilograms of TSR per ton of sugarcane and the agricultural yield was 79.0 tons of sugarcane per hectare. The average Brazilian sugar extraction yield for the last five years was 142.9 kilograms of TSR per ton of sugarcane and 74.2 tons of sugarcane per hectare.

The average sugar extraction yield in the State of São Paulo for the 2007/2008 harvest was 144.6 kilograms of TSR per ton of sugarcane and 86.7 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the last five years was 146.9 kilograms of TSR per ton of sugarcane and 81.1 tons of sugarcane per hectare.

Milling Facilities

Once the sugarcane is harvested, it is loaded onto trucks and riverboats owned by third parties and transported to one of our 18 mills for inspection and weighing. The average distance from the fields on which our sugarcane is harvested to our mills is approximately 25 kilometers (or approximately 16 miles). The proximity of our milling facilities to the land on which we cultivate sugarcane reduces our transportation costs and enables us to process the sugarcane within up to 48 hours of harvesting, thereby maximizing sucrose recovery as sucrose concentration in sugarcane starts to decrease upon harvesting. Currently our average sugarcane freight cost is approximately US$2.38 per ton of sugarcane.

In fiscal year 2008, we crushed 40.3 million tons of sugarcane, or approximately 8.2% of Brazil’s total sugarcane production and in fiscal year 2007, we crushed 36.2 million tons of sugarcane, or approximately 8.5% of Brazil’s total sugarcane production. Currently, we operate a total of 18 milling facilities, 16 of which we own and two of which we lease. The mills that we own have a total crushing capacity of 45.0 million tons, while our leased mills have a total crushing capacity of 4 million tons. Our Da Barra mill has the world’s largest crushing capacity (approximately 7 million tons). Sixteen of our mills are prepared to produce both sugar and ethanol and the other two prepare only sugar. Out of the eighteen facilities, two of our mills produce refined sugar. Each of these facilities also has packaging and distribution capabilities.

Ethanol

Ethanol Production Process

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in both sugarcane juice and molasses. Initially, we process the sugarcane used in ethanol production the same way that we process sugarcane for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine”, has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately 10 hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous, neutral and industrial ethanol, and store the ethanol in large tanks.

The ethanol production flow can be summarized as follows:

•
Preparation of the juice. The fermentation is fed with a juice composed by approximately 20% of sugar, which is prepared with juice (from the treatment), molasses (from sugar production) and water. This juice must be cooled to approximately 30°C.

•
Fermentation. The fermentation of the juice is the result of the action of yeast, which firstly inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide. This reaction occurs in a fermenter, which is fed with juice and yeast.

•	Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separate the yeast from the beer, a solution of approximately 9%v/v (oGL) of ethanol.

•	Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and returned to the fermenter tank to be utilized again.

•
Distillation. The beer is distillated in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve the concentration of 94%v/v (oGL) ethanol. From the first column, a slop called vinasse is obtained, which is used as a fertilizer in the sugarcane fields.

•
Dehydration. In order to produce anhydrous ethanol, two more columns are used to achieve the concentration of 99%v/v (oGL) ethanol. In the first column, the excess of water is separated with the aid of cycle-hexane.

The following diagram presents a schematic summary of the above-described ethanol production flow:

Production Capacity and Output

Our current annual ethanol production capacity is approximately 405 million gallons (1.5 billion liters). All of our mills produce ethanol except for the São Francisco and Bomfim mills. We were the largest producer of ethanol in Brazil in the fiscal years 2007 and 2008, producing approximately 326.7 million gallons (1.2 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production and approximately 402.8 million gallons (1.5 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production in 2007 and 2008, respectively.

Products

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for ethanol-only fueled vehicles and for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 44% of our ethanol production in fiscal year 2007 and 51% in fiscal year 2008.

Customers

We sell ethanol primarily through gasoline distributors in Brazil mainly at the mill that sell it to retailers that then sell it at the pump to customers. The distributors are required by law to distribute gasoline with an ethanol content ranging from 20% to 25%. Since November 20, 2006, the required ethanol content for gasoline has been set at 23%. These distributors include Petrobras Distribuidora S.A., Shell Brasil Ltda., Esso Brasileira de Petróleo Ltda. (in our acquisition process), Texaco Brasil S.A. Produtos de Petróleo and Cia Brasileira de Petróleo Ipiranga, among others. We also sell bottled alcohol products, such as liquid and gel alcohol to consumers in the Brazilian market and industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal years 2007 and 2008, our largest ethanol customer was Shell Brasil Ltda., accounting for 14.8% and 20.1% of our total ethanol net sales, respectively.

In fiscal year 2008, we exported 26.4%, by volume, of the ethanol we sold, which consisted primarily of refined hydrous ethanol for industrial purposes, compared to 20.8% in fiscal year 2007. Our main customers are trading companies, which distribute our products mainly to the United States, Japan and Europe.

The following table sets forth the amount of ethanol that we sold to our principal customers in fiscal year 2008 as a percentage of our net sales of ethanol.

Market	Customer	% of Net Sales For Fiscal Year Ended April 30, 2008
International	Vertical UK LLP	13.6
	Vitol Inc.	3.5
	Morgan Stanley Capital Group Inc.	2.9
Domestic	Shell Brasil Ltda.	20.1
	Euro Petróleo do Brasil Ltda.	14.3
	Petrobras Distribuidora S.A	8.0
	Cia Brasileira de Petróleo Ipiranga	6.1
	Tux Distribuidora de Conbustíveis Ltda	5.7

For the international market, we have entered into agreements with our principal customers for the sale of approximately 26.5 million gallons (100 million liters) of ethanol in the fiscal year ended April 30, 2008. Under these agreements, which established fixed prices, we delivered agreed-upon ethanol volumes at the Port of Santos throughout the year upon receipt of letters of credit from first tier-Brazilian banks prior to each shipment.

For the Brazilian market, Cosan has entered into agreements with Shell Brasil Ltda., Petrobras Distribuidora S.A. and some other customers for the sale of approximately 39.7 million gallons (150 million liters) of ethanol in the fiscal year ended April 30, 2008. For fiscal year 2009, Cosan has entered into agreements for the sale of approximately 132.3 million gallons (500 million liters) of ethanol to these customers.  Under these agreements, the buyer collects the agreed-upon ethanol volumes directly at our mills throughout the year. Pricing is based on the ESALQ index and payment generally occurs within 15 days from delivery.

We sell our surplus in Brazil on a spot basis.

Sales and Distribution

In the fiscal year ended April 30, 2008, our net sales from ethanol operations were US$604.7 million, or 40.5% of our total net sales, compared to net sales of US$551.5 million in the same period in ended April 30, 2007, or 32.8% of our total net sales in that year, and compared to net sales of US$378.4 million in the same period in 2006, or 34.5% of our total net sales in that year.

The following table sets forth our domestic net sales and volumes of ethanol for the periods indicated:

	For Fiscal Year Ended April 30,
	2008		2007		2006
Brazilian net sales (in millions of US$)	US$	438.6	US$	413.1	US$	312.4
% of total net sales		29.4		24.6		28.5
Brazilian sales volume (in millions of liters)		1,130.6		1,047.4		785.1
% of total ethanol sales volume		73.6		79.2		77.3

The following table sets forth our export net sales and volumes of ethanol for the periods indicated:

	For Fiscal Year Ended April 30,
	2008		2007		2006
Export net sales (in millions of US$)	US$	166.1	US$	138.3	US$	66.0
% of total net sales		11.1		8.2		6.0
Export sales volume (in millions of liters)		406.5		274.7		230.9
% of total sales volume		26.4		20.8		22.7

Although we primarily sell ethanol in Brazil, we believe that the international ethanol market has a strong potential to expand substantially. The global trend toward adoption of cleaner-burning fuel and renewable sources of energy and alternative fuels, the tendency to reduce reliance on oil producing countries and the increasing use of flex fuel cars are expected to increase the demand for ethanol. Broader international acceptance of ethanol as a fuel or fuel additive could boost our exports of ethanol significantly.

The majority of our ethanol customers in Brazil receive shipments of ethanol at our mills. We distribute approximately 5% of our ethanol production in Brazil through third parties. We transport the ethanol that we produce for export to the Port of Santos primarily through third-party trucking companies.

Ethanol Prices

The price of ethanol we sell in Brazil is set according to market prices, using the indices for ethanol published by ESALQ and the São Paulo Commodities and the Futures Exchange (Bolsa de Mercadorias e Futuros), or “BM&F”, indices for ethanol as a reference. The prices of the industrial and neutral ethanol (a type of ethanol which has low impurity levels and is used as a raw material in the food, chemical and pharmaceutical industries) that we sell are also determined in accordance with market prices, which historically has been up to 20% higher than the price of fuel ethanol. Prices of ethanol for export are set according to international market prices for ethanol. The international ethanol market is highly competitive. In May 2004, the New York Board of Trade began trading a futures contract for ethanol, known as the World Ethanol Contract.

The following table sets forth our average selling prices (in US$ per thousand liters) for ethanol in the Brazilian market and for exports for the periods indicated:

	For Fiscal Year Ended April 30,
	2008		2007		2006
Brazilian average ethanol selling price	US$	388.0	US$	394.5	US$	397.9
Export average ethanol selling price		408.5		503.5		285.9
Average ethanol selling price	US$	393.4	US$	417.1	US$	372.4

Ethanol Loading Terminal at the Port of Santos

We currently own a 32% interest in TEAS, an ethanol loading terminal at the Port of Santos, fully dedicated to ethanol exports that has a storage capacity of approximately 10.3 million gallons (40 million liters) of ethanol and loading rate of approximately 40 thousand gallons (150 thousand liters) per hour.

Sugar

Sugar Production Process

There are essentially three steps in the sugar manufacturing process. First, we crush the sugarcane to extract the sugarcane juice. We then filter the juice to remove any impurities and boil it until the sugar crystallizes, forming a thick syrup. We use these impurities as fertilizer in our sugarcane fields. Lastly, we spin the syrup in a centrifuge which produces raw sugar and molasses. The raw sugar is refined, dried and packaged at our sugar refineries. We use the molasses in our production of ethanol, animal feed and yeast, among other products.

Production Capacity and Output

We were the largest producer and seller of sugar in Brazil in fiscal year 2007, selling 3.2 million tons of sugar, representing 11% of Brazil’s total sugar production output. In fiscal year 2008, we sold 3.1 million tons of sugar, representing 11.8% of Brazil’s total sugar production output. As the production capacity of our mills is used for both ethanol and sugar, if we had produced only sugar (one ton of VHP sugar is equivalent to approximately 156 gallons (592 liters) of anhydrous ethanol and 163 gallons (618 liters) of hydrous), our sugar production for 2007 and 2008 would have been approximately 5.2 million tons and approximately 5.7 million tons, respectively, which would have made us the second largest and the largest sugar producer in the world in those years, respectively.

Products

We produce a wide variety of standard sugars, including raw sugar (also known as VHP sugar), crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar. Currently, all of our mills produce standard ethanol and sugar, other than the São Francisco and Tamoio mills that only produce sugar. The São Francisco mill and the Da Barra mill are our mills that produce refined sugar. The “Da Barra” brand is the second largest in the Brazilian market in terms of volume.

Standard sugars. VHP sugar, a raw sugar with approximately 99% sucrose content, is similar to the type of sugar traded in major commodities exchanges, including through the standard NY11 contract. The main difference between VHP sugar and the sugar that is typically traded in the major commodities exchanges is the sugar content of VHP sugar and the price premium that VHP sugar commands in comparison to most sugar traded in the commodities exchanges. We export VHP sugar in bulk, to be refined at its final destination. We also sell a small amount of VHP sugar to the Brazilian market. Crystal sugar is a non-refined sugar produced directly from sugarcane juice and sold to industrial companies in Brazil to be used as an ingredient for food products. We also sell a small amount of crystal sugar to the Brazilian retail market and to export markets. Organic sugar is a kind of raw sugar produced from organic sugarcane and is not submitted to any chemical treatments during its manufacturing process. We sell organic sugar in the international and Brazilian markets.

Refined sugars. We refine VHP sugar and crystal sugar into both granulated and amorphous (non-crystallized) sugar. We sell refined sugar in the Brazilian and export retail and industrial markets. Refined sugar is used as an ingredient in processed food products such as milk and chocolate powders, bakery products, powder refreshments, and pharmaceutical syrups.

Liquid sugars. We refine crystal sugar to produce sucrose liquid sugar and inverted liquid sugar, which has a higher percentage of glucose and fructose than sucrose liquid sugar. We sell both types of sugar for industrial use, mainly for the production of soft drinks.

Customers

We sell sugar to a wide range of customers in Brazil and in the international markets. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. Our customers in Brazil include retail supermarkets, foodservice distributors and food manufacturers, for which we primarily sell refined and liquid sugar.

The following table sets forth the amount of sugar that we sold to our principal customers in the fiscal year ended April 30, 2008 as a percentage of our net sales of sugar. No sugar customer in Brazil represented more than 5% of our net sales of sugar in the fiscal year ended April 30, 2008.

Market	Customer	% of Net Sales For Fiscal Year Ended April 30, 2008
International	Sucres et Denrées	23.6
	Tate & Lyle International	11.2
	S.A. Fluxo	9.2
	Cane International Corporation	7.2
	Coimex Trading Ltd	6.9

For the international market, we have entered into agreements with our principal customers with terms of up to three years and have approximately 5.1 million tons of sugar contracted for fiscal year ended April 30, 2009 and 2010. Under these agreements, we deliver agreed-upon volumes of sugar and prices are not pre-determined. Payment is made through letters of credit from first tier Brazilian banks prior to each shipment.

For the Brazilian market, we sell sugar to a broad and consistent client base but we do not commit to set volumes or prices in advance.

Sales and Distribution

The following table sets forth our export sales and volumes of sugar for the periods indicated:

	For Fiscal Year Ended April 30,
	2008		2007		2006
Export net sales (in millions of US$)	US$	649.8	US$	873.0	US$	530.3
% of total net sales		43.6		52.0		48.4
Export sales volumes (in thousands of tons)		2,641.3		2,802.5		2,051.5
% of total sales volume		84.8		86.5		83.1

The following table sets forth our domestic net sales and volumes of sugar for the periods indicated:

	For Fiscal Year Ended April 30,
	2008		2007		2006
Domestic net sales (in millions of US$)	US$	134.7	US$	158.7	US$	130.2
% of total net sales		9.0		9.5		11.9
Domestic sales volumes (in thousands of tons)		473.1		438.1		417.9
% of total sales volume		15.2		13.5		16.9

We coordinate our Brazilian sugar distribution from our warehouses located in Barra Bonita, São Paulo and Cachoeirinha, all in the State of São Paulo. We also deliver sugar products to our customers in Brazil primarily via third-party trucking companies.

Sugar Prices

Prices for our sugar products for export are set in accordance with international market prices. Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the Lon 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ”. The following table sets forth our average selling prices per ton in U.S. dollars for sugar in the Brazilian market and for export for the periods indicated:

	For Fiscal Year Ended April 30,
	2008		2008		2008
	(US$/ton)
Domestic average sugar selling price	US$	284.7	US$	362.3	US$	311.4
Export average sugar selling price (raw and refined)		246.0		311.5		258.5
Average sugar selling price	US$	251.9	US$	318.4	US$	267.4

Sugar Loading Terminal at the Port of Santos

Our exports of VHP sugar are shipped through the sugar loading terminal operated by our subsidiary, Cosan Portuária, at the Port of Santos, which is located an average distance of 190 kilometers (approximately 118 miles) from our mills. Our sugar-loading terminal is equipped with modern freight handling and shipment machinery. The close proximity of our mills to the port enables us to benefit from lower transportation costs.

Our sugar-loading terminal has the capacity to load approximately 40,000 tons of sugar per day, and to warehouse approximately 215,000 tons of sugar. The port facility serves clients, including Sucden, Coimex, Tate & Lyle PLC, Noble and Maggi among others, with their transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the State of São Paulo’s Port Authority, the concession granted to Cosan Portuária to operate the port will expire on 2016, and may be automatically renewed for an additional 20 years.

Cogeneration of Electrical Power

Sugarcane is composed of water, fibers, sucrose and other sugar molecules (glucose and fructose) and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers, and are left with sugarcane bagasse. Sugarcane bagasse is an important by-product of sugarcane, and it is used as fuel for the boilers in our plants, through the so-called cogeneration process.

Cogeneration is the production of two kinds of energy—usually electricity and heat—from a single source of fuel. In our process, sugarcane bagasse is burned at very high temperatures in boilers, heating the water that is transformed into steam. This steam can be used in the form of: mechanical energy (to move crushers, for example), thermo energy (to heat the juice in the crystallization process, for example) and electricity, when this steam is used to move turbo-generators. Historically, the energy produced by Brazilian mills has not been price competitive, when compared to the low cost Brazilian hydro-electricity, which accounts for almost 90% of the country’s electricity matrix. Consequently, the majority of the groups in the sugar and ethanol sector have not invested in expanding their energy generation for sale, and the majority of the mills were constructed with low-pressure boilers, which are considered not to be the most efficient process.

Since 2000, the Brazilian economy has experienced significant growth, which in turn has resulted in increased demand for energy. However, hydro- and thermo-electricity have not been able to keep pace for the following reasons: (1) new hydro-electric plants are located in regions (such as the Amazon) distant from consumption centers; (2) significant lead-time is required to construct new hydro- and thermo-electric plants; (3) significant investments are required for transmission lines, pipelines (for natural gas used in thermo-electric plants) and barges; (4) significant environmental costs associated with both types of electricity generation; and (5) increased price of the fuel (natural gas) for thermo-electricity and dependence on Bolivia (principal natural gas supplier). As a result, energy prices in Brazil have been increasing and other alternative sources, such as the electricity from the cogeneration of the sugarcane bagasse, have become increasingly competitive and viable options to satisfy increasing energy demands.

All of our plants are currently energy self-sufficient and the majority of them use low-pressure boilers. In order to expand the energy cogeneration in our mills, we have to replace our current low-pressure boilers with new high-pressure boilers. The steam generated by burning the same amount of bagasse in high-pressure boilers will yield higher pressure and higher temperature and, in turn, turbo-generators will be able to produce significantly more electricity. Excess energy can be sold to the grid. In 2001, we invested in changing one of the boilers at Usina da Serra, which made it possible for us to generate excess electricity that we sold to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo, pursuant to a ten-year power purchase agreement. The installed capacity for third-party sales of this pilot project is only 9 MW. Our current total installed capacity is approximately 150 MW, of which a substantial majority is used to generate energy for our own industrial operations. Based on internal studies, we believe that we can increase this capacity to approximately 700 MW, of which approximately 550 MW would be available to generate electricity for third-party consumption. Currently, we plan to install cogeneration systems in eight of our 18 mills, for which we have already developed internal studies. We have begun to invest approximately US$819.0 million in cogeneration systems for six mills, which will generate approximately 1.4 million MWh/year to be sold to the Brazilian electricity grid starting in 2009, and currently plan to invest approximately US$266.0 million for an additional three mills subject to our obtaining financing at favorable conditions

In December 2005, our subsidiary Cosan Bioenergia S.A. won in a federal government-held auction the right to sell and supply excess electricity generated from our Costa Pinto and Rafard mills. Pursuant to the terms of the agreement, we can sell approximately 271,500 MWh per year at the current average price of R$161.10 (US$75.8) per MWh, beginning with the 2009/2010 harvest for a period of 15 years, adjusted annually for inflation according to variation in the IPCA. Investments in cogeneration in the two mills have already started, and at Costa Pinto mill are estimated at approximately R$150.0 million (US$70.6 million), while at Rafard mill they are estimated at approximately R$96.0 million (US$45.2 million). In October 2006, Corona Bioenergia also won a public bid to sell electric energy generated by our Bonfim facility to a pool of 24 electricity distributors. Pursuant to the terms of this agreement, we can sell approximately 183,960 MWh per year at an average price of R$140.91 (US$66.3) per MWh, beginning with the 2011/2012 harvest for a period of 15 years, adjusted annually for inflation according to variation in the IPCA. Investments in cogeneration at Bonfim mill are estimated to be approximately R$131.0 million (US$77.6 million).

We believe that the principal advantages of energy generated by burning sugarcane bagasse are:

•	a cleaner energy derived from renewable sources, considered to be “carbon neutral”;

•
highly complementary-relationship to hydro-electric energy, because sugarcane bagasse energy is generated during the crop season, which coincides with the dry period in the Brazilian Center-South region, when water supply levels are lower; and

•	short lead-times to initiate operations is required.

In addition, smaller investments in transmission lines to the Brazilian power grid are required because our mills are located close to consumption centers.

Brazil’s electricity system is undergoing widespread reforms. In light of projected growth rates in the Brazilian economy, we believe that increased investments in alternative energy sources, such as cogeneration, will be required as hydro-electric energy prices continue to rise. We believe investments in cogeneration will be encouraged by the Brazilian government, which has offered incentives, such as more attractive financing lines from BNDES, for generation from sugarcane bagasse.

Carbon Credits

Pursuant to the Kyoto Protocol, signatory nations will have the option of engaging in emissions trading in order to comply with Kyoto Protocol emissions levels. The emissions trading option enables a country to purchase Assigned Amount Units, or “AAUs”, Certified Emissions Reductions, or “CERs”, Emission Reduction Units or “ERUs” and Removal Units, or “RMUs” from another country that has excess unused AAUs, CERs, ERUs and RMUs, also known as carbon credits. The purchasing country can then use these carbon credits to meet its climate mitigation objectives. Demand has arisen primarily from European, Japanese and Canadian companies.

Since 2002, we have been selling carbon credits generated from the energy we sell at Serra mill at prices of approximately US$7.9 per ton. Through this pilot project we have initiated our investments in electric energy cogeneration with a view of selling the surplus. The amount of energy sold annually is currently immaterial (approximately 30 GWh), and, therefore, so is the amount of carbon credits currently generated. As of April 30, 2008, we have sold 8,692 carbon credits resulting in revenues of US$0.1 million. Our current agreement for the sale of carbon credits expires in 2012, and the entire carbon credit production capacity of Serra mill to such date has already been committed. This project was a pioneer initiative recognized and approved by the United Nations as one of the first carbon credit trading projects in the world. We generate carbon credits as we are producing and selling a cleaner energy derived from renewable sources. The energy generated from the bagasse cogeneration is considered to be neutral emission energy. As a result, when we sell this energy to the grid, we are providing a substitute for a more pollutant source of energy. This substitution is measured by recognized companies, through approved methodologies, to quantify the amount of carbon credits that we can sell.

We are also developing three new projects in our Costa Pinto, Rafard and Bonfim Mills, which are expected to generate 195,000 tons of carbon credits annually. Those three new projects are currently under certification to allow the sale of the carbon credits. Furthermore, we estimate that the amount of carbon credits can increase to approximately 730,000 tons of credits annually available for trading if we invest in energy cogeneration in all of our 18 mills. However, we cannot predict the impact of this market or our ability to sell any material amounts of credits as these private sector emissions trading markets remain new and undeveloped.

Competition

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the last several years. Most of this activity has involved companies and facilities located in the Center-South region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 320 sugar mills and 100 company groups participating. We are the largest ethanol and sugar producer in Brazil in terms of production volume and sales, with 40.3 million tons of crushed sugarcane in fiscal year 2008, more than three times the amount of sugarcane crushed by Grupo Louis Dreyfus, the second largest ethanol and sugar producer in Brazil. Our crushing capacity is nearly four times that of Grupo Vale do Rosário.

Many ethanol and sugar producers in Brazil, including Grupo Zillo Lorenzetti, Grupo São Martinho and Grupo Irmãos Biagi, market their ethanol and sugar products through the Copersucar cooperative. Copersucar is a private cooperative that was created in 1959 by 10 sugar mills in the State of São Paulo in order to provide a shared commercial distribution for their ethanol and sugar production. Currently, Copersucar is comprised of 33 producers in the states of São Paulo, Minas Gerais and Paraná. During the 2007/2008 harvest, Copersucar’s affiliated mills crushed approximately 55 million tons of sugarcane.

We also face competition from international sugar producers. We are the third largest sugar producer in the world, behind Südzucker AG of Germany (with 4.6 million tons of sugar sold in the 2007/2008 harvest) and Tereos of France (with 4.3 million tons of sugar sold in the 2007/2008 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Intellectual Property

We have 39 trademarks registered with the National Intellectual Property Institute, or “INPI”, along with 17 pending trademark registration requests. Our principal trademark, Da Barra, is registered with INPI in multiple classes, which allows us to use this trademark in the sugar, chocolate and various other markets.

Research and Development

Crop Monitoring

We entered into a joint venture in 2000 with the University of Campinas (Universidade de Campinas), or UNICAMP, to develop a computer system with which we could better monitor our sugarcane crop. Through this joint venture, we have developed a computer software system that monitors our sugarcane crops through the use of satellites. The monitoring system furnishes us with accurate estimates of our sugarcane production, provides us with highly-detailed information regarding the state and quality of our soil, and improves our overall agricultural procedures and monitoring. We currently monitor all of the fields in which our sugarcane is produced, whether grown on our own land, on leased land or by third-party growers.

Development of Sugarcane Varieties and other Products

We have agreements with the following technological institutes for the development of new varieties of sugarcane: Sugarcane Technology Center (Centro de Tecnologia Canavieira), or “CTC”, in which we are a major shareholder; Federal University of São Carlos (Universidade Federal de São Carlos), or “UFSCAR”; and Research Agronomical Institute (Instituto Agronômico de Pesquisa), or “IAC”. CTC is a private institution focused on research and development of new technologies for agricultural activities, logistics, and industry, as well as creating new varieties of sugarcane. CTC has already developed biological ways for controlling pests and biodegradable plastic (PHB), and also created a VVHP-type (very, very high polarization) sugar that requires less energy to be processed, and cogeneration technology.

We also analyze and develop different products used to facilitate and enhance the growth of sugarcane, such as herbicides and fertilizers, also taking into consideration the different conditions of our sugarcane fields. We share this technology with our sugarcane suppliers to enable them to enjoy higher yields and better quality sugarcane.

In June 2006, we engaged CanaVialis S.A., or “CanaVialis”, to provide Cosan access to its sugarcane genetic improvement program specifically tailored to our mills. CanaVialis, which is affiliated with Votorantim S.A., is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We believe we will benefit from their support services and use of their biofactory (the largest in Brazil), which will allow us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis is setting up an experimental station at one of our mills, which began testing new strains of sugarcane specifically selected for Cosan’s production framework in 2006.

We invested approximately US$5.2 million, US$3.4 million and US$ US$2.9 million in research and development in the fiscal years 2006, 2007 and 2008.

Sugarcane varieties for greenfields

We have also identified other areas where we can build additional greenfield projects. We believe Brazil has land available to expand sugarcane plantations. The areas where we believe there is potential for sugarcane growth are illustrated below:

We have collected weather and soil data for all these areas. However, in order to obtain the productivity levels that we expect, we will first establish field trials to identify the varieties that can be cultivated in each target region. We will select sugarcane varieties adapted to each target region through a customized genetic selection program. For that purpose, we intend to establish up to ten small field stations in the regions specified in the right side map above.

CanaVialis has been working with Cosan to organize this network of stations and to ensure the quality of the field trials and the region-specific genetic selection program. Approximately US$25.0 million of the net proceeds of our initial public offering were used in funding this network of field stations over the next six years. We plan to use advanced genetic research provided by CanaVialis to select and breed sugarcane varieties for each of these new production environments.

Environmental Regulations

We are subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulations as well as foreign environmental protection and health and safety laws and regulations governing, among other things:

•	the generation, storage, handling, use and transportation of hazardous materials;

•	the emission and discharge of hazardous materials into the ground, air or water; and

•	the health and safety of our employees.

We may not have been or may not be at all times in complete compliance with such laws and regulations. Violation of these laws and regulations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities.

We may be required to repair or remediate environmental damage we cause, as well as damage caused by third-party subcontractors. Additionally, under certain environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors’ current and former facilities and at third-party waste disposal sites. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances such as pesticides and herbicides or other environmental damage.

Permits. Certain environmental laws also require us to obtain from governmental authorities permits, licenses and authorizations to install and operate our mills, to burn sugarcane, and to perform some of our other operations. In addition, under federal and state laws, we are required to obtain authorizations to use water resources for irrigation and industrial purposes. Violations of such laws and regulations can result in the revocation or modification of our licenses, permits and authorizations, as well as administrative sanctions, fines and injunctions for the individuals and entities involved.

In Brazil, prior to the construction, setting up, extension or operation of facilities or the performance of activities that use natural resources or that may have a current or potential polluting effect, environmental licenses must be obtained from the proper federal, state and/or municipal governmental authorities. In issuing such environmental licenses, the competent governmental authority establishes conditions, restrictions and inspection measures applicable to the project, according to environmental laws and administrative regulations, including pollution control and environmental management requirements.

We are subject to the regulations of the Companhia de Tecnologia de Saneamento Ambiental—CETESB, or “CETESB”, the pollution control and remediation agency of the State of São Paulo.

Environmental Licensing of Cosan. We operate 18 mills (comprising two refineries) and two port facilities in Brazil. We have obtained 16 environmental operating licenses for our mills, and we have applied for licenses for the remaining two. Our port facilities have been excused from obtaining an installation license, which is granted to authorize setting up the project based on specifications provided for in the approved plans, programs and designs, including measures of environmental control and further conditions.

Sugarcane Burning. São Paulo state and certain local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or eliminate the burning of sugarcane entirely. São Paulo state regulations provide for the gradual reduction of the burning of sugarcane. For areas that are suitable for the replacement of a manual with a mechanical harvest, the law requires the burning of sugarcane to be reduced as follows:

•	50% of the harvested area by 2011;

•	80% of the harvested area by 2016; and

•	100% of the harvested area by 2021.

For areas that do not technically allow the replacement of a manual harvest for a mechanical harvest, the burning of sugarcane must be reduced as follows:

•	10% of the harvested area by 2011;

•	20% of the harvested area by 2016;

•	30% of the harvested area by 2021;

•	50% of the harvested area by 2026; and

•	100% of the harvested area by 2031.

Sugarcane producers are also required to burn sugarcane at least one kilometer from urban centers, at least 25 meters from telecommunication stations, at least 15 meters from electricity transmission and distribution lines and at least 15 meters from federal and state railways and highways. The law requires sugarcane producers to give prior notice of the burning of sugarcane to the State of São Paulo Department for the Protection of Natural Resources (Departamento Estadual de Proteção de Recursos Naturais), or “DEPRN”, and to the owners of lands surrounding the area where the sugarcane will be burned.

Certain local governments have recently enacted more stringent laws that prohibit sugarcane burning completely. It is unclear at this point which, if any, of our properties might be affected by these local laws. In addition, the laws in this area are uncertain, complex and subject to change at any time.

There is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, our ability to operate our own plants and harvest our sugarcane crops may be adversely impacted, and the price we may have to pay to purchase already processed sugar may increase.

Our actual or alleged failure to comply with these laws and regulations has subjected and will in the future subject us to legal and administrative actions. These actions can impose civil or criminal penalties on the company, including a requirement to pay penalties or fines, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

We cannot assure you that the above costs, liabilities and adverse impacts to our operations will not result in a material adverse effect on our business, results of operations or financial condition.

Brazilian Forestry Code. We are subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land. In those properties where the legal forestry reserve does not meet the legal minimum, we are permitted to perform gradual reforestation until 100% of the legal forestry reserve is restored. We are currently performing the gradual reforestation of our properties and are in the process of recording this reforestation in the registries of our landholdings, as required by applicable law. If we violate or fail to comply with the Brazilian Forestry Code, we could be fined or otherwise sanctioned by regulators.

Environmental Proceedings. We are party to a number of administrative and judicial proceedings for actual or alleged failure to comply with environmental laws and regulations which may result in fines, shutdowns, or other adverse effects on our operations.

Non compliance with environmental legislation subjects infractors to administrative, civil and/or criminal sanctions.

•
Civil Liability: Brazilian law provides for strict and joint and several liability for polluters (i.e. persons or legal entities, private or public, which are directly or indirectly responsible for an activity that causes environmental damage). Strict liability means that a party can be held responsible regardless of its knowledge, fault and degree of care or intent. Joint and several liability means that any individual party directly or indirectly involved with the cause of the damage may be sued for the entire amount of such damage, with the right to proportionally recover the losses from the other responsible parties.

In public civil actions against polluters, the plaintiff may seek money damages or specific performance to, among other things, (1) discontinue polluting activities; (2) restore the environment; or (3) fulfill any environmental law requirement. Usually money damages are awarded to plaintiffs as compensation for losses or are imposed on polluters when the environment may not be restored. The plaintiff may also obtain preliminary or temporary injunctions against polluters by proving the existence of irreparable damages to the environment or public health.

•
Criminal and administrative liability: Brazilian law provides for severe administrative and criminal sanctions against legal entities and individuals that violate its provisions regarding the protection of natural resources and pollution control. The sanctions for administrative infractions include: (1) warnings, (2) fines, which may range from R$50.00 to R$50.0 million (US$29.6 to US$29.6 million) that can be doubled or tripled in case of recidivism, (3) partial or total interruption or suspension of business operations, (4) demolition, (5) cancellation of licenses, (6) loss or restriction of tax incentives and benefits, (7) loss or suspension of eligibility for credit lines with official credit institutions, and (8) prohibition from contracting with the government. The criminal penalties imposed may involve imprisonment or confinement, may limit or restrict certain rights (such as the temporary suspension or cancellation of an authorization, or prohibition to contract with public bodies), and may also include a monetary penalty.

We have made and expect to make substantial capital expenditures on an ongoing basis to continue to ensure our compliance with environmental laws and regulations, including those mentioned above. Our environmental compliance costs are likely to increase as a result of the projected increase in our production capacity. In addition, as a result of future expansion of our activities, as well as future regulatory and other developments, the amount and timing of future expenditures required for us to remain in compliance with environmental regulations could increase substantially from their current levels.

Insurance

Cosan maintains insurance covering all of our inventory of ethanol and sugar and buildings and equipment in certain of our mills, against fire, lightning and explosions of any nature, in an aggregate amount of approximately R$1.6 billion (US$963.3 million). Our inventories of ethanol and sugar located in different mills and warehouses are covered by insurance policies that we renew annually.

All of our insurance coverage is written by leading Brazilian insurance companies, including Bradesco Seguros S.A., Unibanco AIG Seguros S.A. and Itaú Seguros S.A.

Cosan Portuária maintains civil liability insurance providing protection against any damage caused to third parties in its warehouses, equipment and third parties goods and boats in an aggregate amount equal to approximately R$103.0 million (US$61.1 million). Cosan Portuária also maintains employers’ civil liability insurance.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards in Brazil.

C. Organizational Structure

The following subsidiaries were included in our consolidated financial statements for the years ended April 30, 2008, 2007 and 2006.

	Ownership %
	2008		2007		2006
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	62.8%	-	51.0%	-	51.0%	-
Cosan Operadora Portuária S.A.	-	56.5%	-	45.9%	-	45.9%
Administração de Participações Aguassanta Ltda.	-	57.5%	-	46.7%	-	46.7%
Agrícola Ponte Alta S.A.	-	62.2%	-	50.2%	-	50.2%
Cosan Distribuidora de Combustíveis Ltda.	-	62.7%	-	50.9%	-	50.9%
Cosan S.A. Bioenergia	-	62.8%	-	50.9%	-	50.9%
Corona Bioenergia S.A.(1)	-	-	-	50.2%	-	-
FBA Bioenergia S.A.(1)	-	-	-	50.2%	-	-
Barra Bioenergia S.A.(1)	-	62.2%	-	50.2%	-	-
Cosan International Universal Corporation	-	62.8%	-	51.0%	-	-
Cosan Finance Limited	-	62.8%	-	51.0%	-	-
Da Barra Alimentos Ltda.	-	62.2%	-	50.2%	-	50.2%
Jump Participações S.A.(2),(4)	-	-	-	-	-	51.0%
Mundial Açúcar e Álcool S.A.(3),(4)	-	-	-	-	-	51.0%
Alcomira S.A.(3),(4)	-	-	-	-	-	51.0%
ABC 125 Participações Ltda.(2),(4)	-	-	-	-	-	50.9%
ABC 126 Participações Ltda.(2),(4)	-	-	-	-	-	50.9%
Bonfim Nova Tamoio—BNT Agrícola Ltda.	-	62.2%	-	50.2%	-	50.2%
Usina da Barra S.A. Açúcar e Álcool	-	62.2%	-	50.2%	-	50.2%
Aguapar Participações S.A.(2),(4)	-	-	-	-	-	51.0%
Usina Açucareira Bom Retiro S.A.(3),(4)	-	-	-	-	-	51.0%
Grançucar S.A. Refinadora de Açúcar	-	62.8%	-	51.0%	-	-
Cosan Centroeste S.A. Açúcar e Álcool(5).........	-	62.2%	-	51.0%	-	-
Benálcool Açúcar e Álcool S.A.	-	62.2%	-	-	-	-

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.

(2)	Holding companies set up in 2006 to allow the acquisition process.

(3)	Companies acquired through holding companies.

(4)	Merged into Cosan in 2007.

(5)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

D. Property, Plant and Equipment

The following table sets forth the amounts related to property, plant and equipment at the end of each of the last three fiscal years:

	At April 30,
	2008		2007		2006
	(in millions of US$)
Land and rural properties	US$	262.4	US$	158.0	US$	149.7
Machinery, equipment and installations		1,235.3		868.8		848.0
Vehicles		117.4		87.8		82.0
Furniture, fixtures and computer equipment		50.5		20.1		15.5
Buildings		128.6		94.2		89.4
Leasehold improvements		141.6		93.3		83.6
Construction in progress		372.0		130.3		19.0
Sugarcane plant development costs		730.7		373.3		248.4
		3,038.4		1,825.8		1,535.7
Accumulated depreciation and amortization		(1,020.3)		(631.8)		(527.6)
Total	US$	2,018.1	US$	1,194.1	US$	1,008.1

The following table sets forth the types of products produced by and the production capacity and production volumes of each of our mills for the periods indicated:

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Year Ended			Crop 2007/2008	Crop 2006/2007
			April 30, 2008	April 30, 2007	April 30, 2006
		(in millions of tons)
Da Barra	sugar, ethanol and cogeneration	7.20	6.99	6.56	6.75	7.02	6.82
Bonfim	sugar, ethanol and cogeneration	4.60	4.46	3.81	-	3.81	4.13
Costa Pinto	sugar, ethanol and cogeneration	4.00	3.66	3.68	3.27	3.68	3.99
Junqueira	sugar, ethanol and cogeneration	2.60	2.57	2.49	2.71	2.69	2.54
Rafard	sugar, ethanol and cogeneration	2.40	2.29	2.32	2.16	2.35	2.50
Univalem	sugar, ethanol and cogeneration	2.20	2.12	2.17	1.75	2.05	2.31
Santa Helena	sugar, ethanol and cogeneration	2.05	2.32	1.87	1.75	1.88	2.08
Ipaussu	sugar, ethanol and cogeneration	1.95	2.19	1.91	1.63	1.88	2.17
Diamante	sugar, ethanol and cogeneration	1.95	2.06	1.90	1.86	1.93	1.88
Serra	sugar, ethanol and cogeneration	1.80	1.86	1.63	1.55	1.63	1.72
Tamoio	sugar and cogeneration	1.40	1.04	0.98	-	0.98	1.15
São Francisco	sugar and cogeneration	1.40	2.41	1.48	1.23	1.47	1.57
Dois Córregos	sugar, ethanol and cogeneration	1.40	1.54	1.20	1.26	1.20	1.34
Destivale	sugar, ethanol and cogeneration	1.30	1.39	1.08	0.86	0.98	1.38

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Year Ended			Crop 2007/2008	Crop 2006/2007
			April 30, 2008	April 30, 2007	April 30, 2006
		(in millions of tons)
Mundial	sugar, ethanol and cogeneration	1.30	1.18	0.87	0.01	0.88	1.07
Gasa	sugar, ethanol and cogeneration	2.80	1.30	1.22	1.11	1.19	1.20
Bom Retiro	sugar, ethanol and cogeneration	1.20	0.94	0.98	-	0.98	1.17
Benálcool	sugar, ethanol and cogeneration	1.35	0.59	-	-	-	-

The following map shows the location of our mills:

Expansion Plans

During the last several years, our business has grown mainly due to acquisitions. We are now focused on expanding certain of our mills to improve our overall crushing capacity. Based on the size, structural constraints, investment needs and nearby land availability, we adopted the following expansion plan for the specified mills:

	Actual Crushing Capacity	Expansion				Future Crushing Capacity	Estimated Capital Expenditures for Expansion
		2009	2010	2011	2012
		(in millions of tons)					(in millions of US$)
Univalem	2.20	-	0.50	-	-	2.70	US$	15.0
Gasa	1.25	1.60	1.00	-	-	3.85		143.0
Destivale	1.30	0.40	1.00	0.50	-	3.20		85.5
Mundial	1.30	-	1.50	0.50	-	3.30		90.0
Bonfim	4.60	1.00	-	-	-	5.60		50.0

	Actual Crushing Capacity	Expansion				Future Crushing Capacity	Estimated Capital Expenditures for Expansion
		2009	2010	2011	2012
		(in millions of tons)					(in millions of US$)
Junqueira	2.60	-	-	0.30	-	2.90	10.5
Ipaussu	1.95	-	0.50	-	-	2.45	17.5
Gasa II	-	-	0.50	0.70	0.60	1.80	90.0
Total	15.20	3.00	5.00	2.00	0.60	25.80	$ US 501.5

We estimate that we may gain up to an additional 10.6 million tons of crushing capacity from fiscal year 2009 to fiscal year 2012 at an estimated investment of approximately US$500 million. We believe that our expansion plans provide us with the following benefits: (1) investments per ton of additional crushing capacity are significantly lower than the current relative acquisition costs in the Brazilian market; and (2) expanding our mills will allow us to gain scale and improve our production processes, thereby reducing operating costs and improving yields.

Greenfield Project

We have announced investments in a sizable, state-of-the-art, fully-dedicated ethanol greenfield project. The complex is projected to have approximately 10 million tons of crushing capacity, divided into three crushing facilities, all of them located in the State of Goiás, in the Center-South region of Brazil. The three facilities will be built in the cities of Jatai, Montividiu and Paraúna as illustrated below.

We believe agricultural yields achieved in these new mills will be the same or better than we currently have in our 18 mills, which is equivalent to an average of 84.1 tons of sugarcane per hectare. We believe we will need approximately 120,000 hectares of land plus approximately 15% to 20% of additional land dedicated for 18 months to sugarcane (generally for the first cut) and nursery areas. We have acquired the land for the industrial facilities and entered into leases for approximately 100,000 hectares for the sugarcane fields, in which we have already started sugarcane nursery fields. We expect that the industrial facilities will start operations in 2009 as set forth below:

	Crushing Capacity For Fiscal Year Ended April 30
	2009	2010	2011	2012
	(in millions of tons)
Jatai	0.5	1.5	3.3	3.3
Montividiu	-	0.5	1.5	3.3
Paraúna	-	0.5	1.5	3.3

We believe that the greenfield project will enable us to continue to expand our operations; provide us with access to a sizeable area for future growth (State of Goiás) where land prices are currently less expensive than in the State of São Paulo with similar favorable climate, topography and soil conditions present in the Center-South region of Brazil; and increase our ethanol production to meet increasing demand both in Brazil and internationally. Although we expect a short-term increase in logistics costs given the greater distance from the mills to the ports or consumption centers (cities of Jataí, Montividiu and Paraúna are located at approximately 983 kilometers from São Paulo), as well as the less developed transportation system in the region. Nevertheless, there is a Petrobrás ethanol pipeline project expected to reach the state of Goiás in the near future, which may reduce significantly the transportation cost of our ethanol from these facilities.

We have already identified other areas where we can build additional greenfield projects.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion along with our consolidated financial statements and the related notes to our consolidated financial statements as of and for the years ended April 30, 2008, 2007 and 2006, included elsewhere in this annual report. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Item 3. Key Information—Risk Factors” and described in this annual report generally. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugar beet. We believe that we are:

•
Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 40.3 million tons in fiscal year 2008, 36.2 million tons in fiscal year 2007 and 27.9 million tons of sugarcane in fiscal year 2006 (planted on approximately 572,000 hectares, of which approximately 50% is leased by us, 40% is supplier owned and 10% is company owned);

•
Ethanol: the largest ethanol producer in Brazil and the second largest in the world, having produced 402.8 million gallons (1.5 billion liters) in fiscal year 2008, 326.7 million gallons (1.2 billion liters) in fiscal year 2007 and 241.7 million gallons (915.0 million liters) in fiscal year 2006, and the largest exporter of ethanol in the world, having exported 107.4 million gallons (406.5 million liters) in the fiscal year ended April 30, 2008, 72.6 million gallons (274.7 million liters) in fiscal year 2007 and 61.0 million gallons (230.9 million liters) in fiscal year 2006; and

•
Sugar: the largest sugar producer in Brazil and one of the three largest sugar producers in the world, having produced 3.1 million tons in fiscal year 2008, 3.2 million tons in fiscal year 2007 and 2.3 million tons of sugar in fiscal year 2006, and the largest exporter of sugar in the world, having exported 2.6 million tons in fiscal year 2008, 2.8 million tons in fiscal year 2007 and 2.1 million tons in fiscal year 2006.

We operate 18 mills, two refineries, two port facilities and numerous warehouses. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

In fiscal year 2008, we sold 406.1 million gallons (1,537.1 million liters) of ethanol and 3,114.4 thousand tons of sugar. In the same period, we had net sales of US$1,491.2 million comprising 52.6% of sugar, 40.5% of ethanol and 6.9% of other products and services. Exports represented 55.2% of our net sales in the period. In fiscal year 2007, we sold 349.3 million gallons (1,322.1 million liters) of ethanol and 3,240.5 thousand tons of sugar. In the same fiscal year, we had net sales of US$1,679.1 million comprising 61.4% of sugar, 32.8% of ethanol and 5.7% of other products and services. Exports represented 60.4% of our net sales in the period.

Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements at April 30, 2008, 2007 and 2006 and for each of the three fiscal years in the period ended April 30, 2008. We use U.S. GAAP for financial reporting purposes. Our consolidated financial statements include the financial statements of the Company and its controlled subsidiaries (i.e., companies as to which the Company holds an ownership interest greater than 50%). Investments in entities in which the Company does not control but has significant influence over managing the business, are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation.

Segment Presentation

We operate in three segments: sugar; ethanol; and other products and services. The sugar segment mainly operates and produces a broad variety of sugar products, including raw, organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. The ethanol segment substantially produces and sells hydrous, anhydrous and industrial ethanol, which are sold primarily to the Brazilian market. The other products and services segment consists primarily of port services that we provide to third parties, consumer products under the “Da Barra” brand, electricity sales and diesel fuel sales to our agricultural services providers. Because we use the same assets to produce products for both our Brazilian and export markets, we do not identify assets by market. See Note 19 to our audited consolidated financial statements.

Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 81.5% from approximately 24.8 million tons to approximately 45.0 million tons primarily through acquisitions, partnerships and corporate restructurings. As a result of these acquisitions, partnerships and corporate restructurings, our net sales, gross profit and operating income have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions.

Our principal acquisitions, partnerships and corporate restructurings since May 2004 consist of the following:

•
In December 2004, Cosan acquired, through FBA—Franco Brasileira S.A. Açúcar e Álcool, or “FBA”, controlling interests in the Destivale Group (which consists of Destilaria Vale do Tietê, or “Destivale”, Destiagro Destivale Agropecuária Ltda., or “Destiagro”, Agrícola Destivale Ltda., or “Agrícola Destivale”, and Auto Posto Destivale Ltda., or “Auto Posto Destivale”) for an aggregate purchase price of US$36.7 million. The Destivale Group has 1.0 million tons of sugarcane crushing capacity. In March 2006, Destivale and Destiagro were merged into Açucareira Corona S.A., or “Corona”.

•
In May 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for US$100.9 million the remaining 52.5% of the outstanding shares of FBA, generating goodwill in the amount of US$32.9 million.

•	In July 2005, Cosan transferred all of its ownership interest in Amaralina to Cosan’s shareholders, valued at US$118.6 million.

•
In December 2005, Cosan indirectly acquired 100% of the common shares of Mundial Açúcar e Álcool S.A., or “Mundial”, and of Alcomira S.A. The purchase price was US$29.2 million in cash plus the assumption of certain existing liabilities of Mundial in an amount of US$23.0 million. Cosan recorded US$52.2 million in goodwill related to this acquisition. At the time of the acquisition, Mundial was located in Mirandópolis, São Paulo, and had an annual sugarcane crushing capacity of approximately 1.3 million tons of sugarcane.

•
In February 2006, Cosan purchased all of the equity capital of Corona from Aguassanta Comercial Exportadora e Importadora S.A., or “Aguassanta Comercial” (a company indirectly controlled by our chairman and chief executive officer), S.A. Fluxo Comércio e Assessoria Internacional, or “Fluxo” and certain individuals, for US$180.6 million (generating goodwill in an aggregate amount of US$196.4 million, due to liabilities assumed in an aggregate amount of US$15.9 million). Corona owns approximately 14,500 hectares of land located in the Ribeirão Preto region in the State of São Paulo and two mills (Bonfim and Tamoio) with a total annual sugarcane crushing capacity of approximately 6.0 million tons.

•	In March 2006, Cosan merged Usina da Barra S.A.—Açúcar e Álcool, and FBA, among other subsidiaries, into Corona and changed Corona’s name to Usina da Barra S.A.—Açúcar e Álcool, or “Usina da Barra”.

•
In April 2006, Cosan acquired controlling interests in Usina Açucareira Bom Retiro S.A., or “Bom Retiro” for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

•	In October 2006, Mundial and Bom Retiro, among other subsidiaries, merged into Cosan.

•	In February 2007, Usina da Barra merged into Danco Participações S.A., having its corporate name changed to Usina da Barra S.A. - Açúcar e Álcool.

•
In April 2007, Cosan, together with São Martinho S.A. and Santa Cruz S.A. Açúcar e Álcool acquired Usina Santa Luiza and Agropecuária Aquidaban Ltda. for an aggregate purchase price of US$112.0 million, of which US$39.4 million was paid by Cosan. The acquisition was carried out through Etanol Participações S.A., a holding company formed by Usina São Martinho S.A. (a wholly-owned subsidiary of São Martinho S.A.), Cosan and Santa Cruz S.A. Açúcar e Álcool, with respective interests of 41.67%, 33.33% and 25.00%, and which will be managed on a joint basis, with representatives of each shareholder on the board of directors and the executive board. Usina Santa Luiza is located in the City of Motuca, in the State of São Paulo.

•	In August 2007:

•
Aguassanta Participações S.A., or “Aguassanta” and Usina Costa Pinto S.A. Açúcar e Álcool, or “Costa Pinto”, controlling shareholders of Cosan and both indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto consist of 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares; and

•
Aguassanta then contributed our class B series 1 common shares to Queluz Holdings Limited, its newly created British Virgin Islands subsidiary, which is also indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, in a manner that resulted in Queluz

Holdings Limited and Costa Pinto being our direct shareholders. As a result we currently own 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares.

•
We completed our initial public offering and listed our class A common shares on the NYSE. We received US$1.1 billion, net of directly attributable costs, in aggregate proceeds from the initial public offering.

•	In December 2007:

•	Cosan contributed to the capital stock of its controlled entity Usina da Barra S.A. - Açúcar e Álcool, shares representing 33.33% of the capital stock of Etanol Participações S.A.

•
Cosan’s shareholders approved a capital increase in the amount of 82,700,000 common shares. The results of the capital increase were announced on January 23, 2008. Minority shareholders subscribed for a total of 26,092,604 common shares and Cosan Limited subscribed for a total of 56,607,396 shares. As a result of the capital increase, and as at the date hereof, Cosan now has a total of 272,548,032 outstanding common shares, , 171,172,252 (62.8%) of which are owned by us and 101,375,780 (37.2%) of which are owned by others.

•
In February 2008, Cosan acquired 100% of the capital stock of Usina Benálcool for U$$42.7 million. Cosan recorded US$88.1 million in goodwill related to this acquisition. The purchase price will be paid with available cash at Cosan S.A. The principal asset of Usina Benálcool is its sugarcane and alcohol mill, which has an annual processing capacity of approximately 1.3 million tons of sugarcane. Usina Benálcool is located in the Araçatuba region, where Cosan  already has four other operational units. With this acquisition, Cosan has increased its presence in an important production region.

•
On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V.  or “Exxon” for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a transition period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil. The presently negotiated purchase price is cash of US$826 million to be paid upon closing and assumption of debt amounting to US$198 million. The acquisition price is subject to revision at the end of the transition period when the transaction is closed. During the transition period, Exxon retains operational control of the entities to be acquired.

Overview of The Exchange Offer

On April 18, 2008, the Company announced that we had accepted for exchange all shares validly tendered pursuant to our offer to exchange up to all of the common shares issued by our subsidiary Cosan for class A common shares, Brazilian Depositary Receipts representing class A common shares, or class B series 2 common shares of Cosan Limited.

As of the expiration of the exchange offer and completion of the auction on the São Paulo Stock Exchange, 18,237,312 Cosan common shares were tendered and not withdrawn for class A common shares. As a result, Cosan Limited delivered 3,728,208 Brazilian Depositary Receipts representing class A common shares and 14,504,604 class A common shares for the Cosan common shares accepted in the exchange offer. Cosan common shares remain listed on the Novo Mercado of the São Paulo Stock Exchange. We may in the future offer to exchange the outstanding Cosan common shares not tendered in this exchange offer in order to better position the company to take advantage of favorable global industry trends and opportunities in the ethanol and sugar markets through a global platform. As a result of the exchange offer, we own 62.8% of Cosan’s outstanding common shares.

Due to our acquisitions and restructurings described above, our results of operations for fiscal years 2008, 2007 and 2006, in particular, are not fully comparable.

Sugar

The profitability of our sugar business is principally affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11”. Refined sugar trades at a premium to raw sugar, known as the “white premium”, and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5”. Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane, to produce sugar or whether to produce more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	Fiscal Year Ended April 30,
	2008	2007	2006	2005	2004
Initial quote	0.0924	0.1713	0.0861	0.0658	0.0720
Closing quote	0.1065	0.0924	0.1713	0.0861	0.0658
Daily average quote	0.1055	0.1247	0.1269	0.0827	0.0633
Monthly average quote	0.1049	0.1249	0.1275	0.0824	0.0638
High quote	0.1502	0.1791	0.1930	0.0932	0.0735
Low quote	0.0845	0.0924	0.0823	0.0629	0.0536

 Source: NYBOT.

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar LIFE (US$/ton)
	Fiscal Year Ended April 30,
	2008	2007	2006	2005	2004
Initial quote	308.00	470.00	247.80	228.30	213.10
Closing quote	337.50	308.00	470.00	247.80	228.30
Daily average quote	314.65	386.26	336.65	244.30	197.63
Monthly average quote	318.04	383.52	341.05	245.98	200.21
High quote	397.00	489.00	479.20	275.50	232.20
Low quote	259.50	300.40	238.50	211.70	173.50

Source: LIFFE.

World raw sugar prices increased from US$0.0658 per pound at the end of fiscal year 2004 to US$0.0861 per pound at the end of fiscal year 2005, principally due to: (1) a reduction in world sugar inventories to meet demand for sugar caused, in part by lower sugar production due to adverse weather conditions in China, India, Thailand and Cuba; (2) a liberalization of trade barriers in the European market; (3) increased participation of investment funds in commodities trading, particularly in sugar; and (4) the devaluation of the U.S. dollar vis-à-vis a majority of other currencies. Domestic Brazilian raw sugar prices rose similarly, increasing from US$8.26 per 50 kilogram bag at the end of fiscal year 2004 to US$10.81 per 50 kilogram bag at the end of April 2005. Due to the 14.0% devaluation of the U.S. dollar against the real during this period, the domestic price of raw sugar in Brazil in U.S. dollar terms increased by approximately 30.9% (compared to 12.5% in reais).

World raw sugar prices increased from US$0.0861 per pound at the end of fiscal year 2005 to US$0.1713 per pound at the end of fiscal year 2006 (peaking at US$0.1930 during February 2006), principally due to: (1) demand for sugar that exceeded supply in part due to lower sugar production caused by adverse climactic conditions and a resulting reduction in world sugar inventories to meet demand; (2) high oil prices, as a result of the positive correlation with sugar prices; and (3) the devaluation of the U.S. dollar vis-à-vis a majority of other currencies. Domestic Brazilian crystal sugar prices rose similarly, increasing from US$10.81 per 50 kilogram bag at the end of April 2005 to US$23.76 per 50 kilogram bag at the end of April 2006. Due to the 21.2% appreciation of the real against the U.S. dollar during this period (or 17.5% devaluation of the U.S. dollar against the real), the domestic Brazilian price of raw sugar in U.S. dollar terms increased by approximately 119.8% (compared to 81.5% in reais).

World raw sugar prices decreased from US$0.1713 per pound at the end of fiscal year 2006 to US$0.0924 per pound at the end of fiscal year 2007, principally due to: (1) higher U.S. interest rates and uncertainty as to future changes in interest rates, as well as projected lower rates of worldwide economic growth, which caused investors to reduce substantially their emerging market securities and commodities positions; (2) preliminary harvest estimates of a sugar supply surplus in excess of 3 million tons (compared to sugar supply deficits during the previous three harvests), resulting in part from the recovery of sugarcane production in India to pre-2003 levels (when it had a harvest failure); (3) the granting of a 1.4 million ton allowance for subsidized sugar exports from the European Community, which led to higher exports from producers in the European Community in the period prior to the effectiveness of such restrictions in May 2006; and (4) increased domestic sugar production in Russia, China and Ukraine, which historically have been among the largest importers of sugar in the world. Domestic crystal sugar prices in Brazil also decreased, from US$23.76 per 50 kilogram bag at the end of April 2006 to US$15.81 per 50 kilogram bag at the end of April 2007. Due to the 2.7% appreciation of the real against the U.S. dollar during this period, the domestic price of crystal sugar in Brazil in U.S. dollar terms decreased by approximately 33.5% (compared to 32.5% in reais).

World raw sugar prices increased from US$0.0924 per pound at the end of fiscal year 2007 to US$0.1065 per pound at the end of period ended April 30, 2008, principally due to: (1) the Indian harvest, which was significantly lower than expected mainly due to a reduction in planted area driven by low prices, delays in defining the government-stipulated sugar cane price at the beginning of the harvest and higher returns from other crops such as wheat and rice; (2) the sugar surplus from the last harvest and lower demand; (3) the increase of Russia’s demand for sugar caused by the lift of the surcharge in sugar import on May 2008. Crystal sugar prices in Brazil increased from US$15.81 per 50 kilogram bag at the end of April 2007 to US$16.40 per 50 kilogram bag at the end of April 30, 2008, principally due to the continued weakening of the dollar, since its price in R$ have decreased.

Ethanol

Our ethanol operations are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and the São Paulo Futures and Commodities Exchange (Bolsa de Mercadorias e Futuros—BMF) as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently-launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	Fiscal Year Ended April 30,
	2008	2007	2006	2005	2004
Initial quote	451.53	433.59	270.26	136.72	281.69
Closing quote	434.50	451.53	433.59	270.26	136.72
Daily average quote	366.11	386.90	377.92	248.46	183.46
Monthly average quote	372.35	394.59	369.98	243.80	183.71
High quote	448.62	475.19	579.86	304.48	282.14
Low quote	283.10	337.12	231.83	134.21	106.64

 Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	Fiscal Year Ended April 30,
	2008	2007	2006	2005	2004
Initial quote	528.96	498.36	308.54	154.62	329.04
Closing quote	476.93	528.96	498.36	308.54	154.62
Daily average quote	417.24	432.22	413.33	287.26	212.53
Monthly average quote	423.88	443.02	406.45	281.23	212.18
High quote	524.69	537.59	569.90	356.03	337.06
Low quote	325.32	370.03	265.57	154.98	125.78

Source: ESALQ.

Despite the increased supply of ethanol at the beginning of the 2006/2007 harvest, Brazilian ethanol prices in fiscal year 2007 remained at historically high levels due primarily to the growing demand for flex fuel cars and high oil prices. Consequently, the Brazilian market price of ethanol reached US$2.0023 per gallon (US$528.96 per thousand liters) of anhydrous ethanol and US$1.7092 per gallon (US$451.53 per thousand liters) of hydrous ethanol at April 30, 2007, higher than April 30, 2006 prices of US$1.8865 per gallon (US$498.36 per thousand liters) of anhydrous ethanol and US$1.6413 per gallon (US$433.59 per thousand liters) of hydrous ethanol. This increase, however, was offset by the result of the downward trend in the price of sugar combined with the high levels of ethanol production in the Center-South region of Brazil, which, in turn, pressured ethanol prices down. In the fiscal year ended April 30, 2008, the Brazilian market price of ethanol reached US$1.8053 per gallon (US$476.93 per thousand liters) of anhydrous ethanol and US$1.6449 per gallon (US$434.50 per thousand liters) of hydrous ethanol. This increase was a result of a very expensive 2008 harvest caused by exceptional rain levels and low yield in May, July, November and December 2007.

Currency Fluctuations

In fiscal year 2008, 44.8% of our net sales were invoiced in reais and 55.2% of our net sales were invoiced in U.S. dollars or linked to dollar prices. A devaluation of the real affects our consolidated financial statements by:

•	reducing our real-denominated net sales as a result of the translation of those results into U.S. dollars for consolidation purposes;

•
reducing our real-denominated costs of goods sold, selling, general and administrative expenses, as well as other real-denominated operating costs as a result of the translation of those amounts for consolidation purposes into U.S. dollars;

•
generating foreign exchange transaction gains on U.S. dollar-denominated monetary assets and foreign exchange liabilities on U.S. dollar-denominated liabilities of our Brazilian subsidiaries, which are reflected in our consolidated statement of operations;

•	generating financial losses based on changes in market value of our financial derivatives; and

•	indirectly affecting the international market price of sugar.

Similarly, an appreciation of the real in relation to the U.S. dollar would have opposite effects.

Seasonality

Our business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in May and ends in November. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the last quarter of our fiscal year. Our overall sugarcane supply can be impacted by adverse weather conditions such as flood or drought. In addition, ethanol and sugar sales are systematically lower in the last quarter of each fiscal year.

Inflation

Inflation rates in Brazil were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.7% in 2007, as measured by the General Price Index—Internal Availability. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

Cost Structure

Our cost structure may be divided into costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased lands, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As the majority of our net sales are derived from exports, a substantial portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, substantially minimizing the impact of this cost volatility on our results of operations.

Other Factors

Other factors that will impact the results of our ethanol and sugar operations include:

•	hedging transactions (as discussed under “Hedging Transactions and Exposures”);

•	trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	the evolving use of ethanol as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources;

•	movements in oil price levels;

•	the growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	the growth rate of Brazil’s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and

•	the tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligations.

Critical Accounting Policies

The presentation of our financial condition and results of operation based on U.S. GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have summarized the critical accounting policies set forth below under U.S. GAAP.

Revenue Recognition and Provision for Doubtful Accounts. We recognize net sales for our product sales when risk and title to the product are transferred to our customer. Transfer occurs at the time when the product is delivered to our customers or their freight carriers. We record a provision for doubtful accounts in selling expenses in an amount that we consider sufficient to cover any probable losses on realization of our accounts receivable. In order to determine the overall adequacy of the allowance for doubtful accounts, we constantly evaluate the amount and characteristics of our accounts receivable. We record a provision in light of past collection experience, as well as when significant payment delays occur, and we believe that we may not receive payment in full. We do not record a provision when the accounts receivable are guaranteed by a creditworthy entity or where there are other reasonable grounds to believe that they will be paid. A substantial portion of our production is sold to a small number of customers that acquire large portions of our production and most of them are well known multinational dealers in our industry. Historically, we have faced no write-offs in relation to our accounts receivable. Given the assumptions involved, such as the financial situation of our debtors, commercial and economic trends, allowances for doubtful accounts are subject to uncertainty and may be revised upward or downward depending on the actual performance of an account receivable.

Inventory Valuation. Inventories are comprised of finished products, harvest costs and materials for consumption. Inventories are recorded at average acquisition or production cost, not exceeding market value. The plantation period costs correspond to the expenses incurred in connection with the maintenance of our sugarcane plantations, which are charged to the production costs of the succeeding harvest. Inventories of materials for consumption are classified as current assets based on our estimates of when they will be consumed. In determining inventory market values, substantial consideration is given to expected product selling prices. We consider various factors, including estimated quantities of slow-moving and obsolete inventory by reviewing on-hand quantities. We then estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions. The ethanol and sugar industries are highly competitive which may affect profitability and therefore we continuously review whether the inventory costs exceeds their market value. In recent years we have not experienced losses related to the excess of costs over market and we have also not experienced slow moving inventories related to ethanol and sugar. Estimates may differ from actual results due to the quantity, quality and mix of products in inventory, consumer preferences and economic conditions.

Valuation of Goodwill. We evaluate the impairment of goodwill of our sugar and ethanol operating segments annually (or on an interim basis if certain indicators are present) by comparing the fair value of the operating segments to their carrying values, which we estimate using a discounted cash flow method. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data. Future adverse changes in market conditions or poor operating results of the operating segments and increase in competition could result in an inability to recover the carrying value of the investments, thereby requiring impairment charges in the future.

Valuation of Long-lived Assets and Identified Intangible Assets with Defined Useful Lives. We evaluate long-lived assets and identifiable intangible assets with defined useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted cash flows change in the future, we may be required to reduce the carrying amount of an asset. In order to estimate future cash flows, management makes various assumptions and estimates. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates, foreign exchange rates and changes in the business strategies and in the type of products offered to the market. No events or changes in circumstances have indicated that the carrying amount of an asset may not be recoverable and accordingly, no impairment was required.

Derivative and Foreign Exchange Management Activities. We recognize all derivatives as assets and liabilities at their fair values. The fair values are determined using widely accepted valuation models that incorporate quoted market prices and dealer quotes and reflect assumptions about currency fluctuations based on current market conditions. The aggregate fair values of derivative instruments used to manage currency exposures are sensitive to changes in market conditions and to changes in the timing and amounts of forecasted exposures. Based on our currency hedged position as of April 30, 2008, we believe that a hypothetical 1% appreciation of the dollar against the real would reduce our asset carrying value by US$7.1 million as a result of a reduction in our financial income. The aggregate fair values of derivative instruments used to manage commodity exposures are sensitive to changes in market prices of the commodities. Based on our commodity hedged position as of April 30, 2008, we believe that a hypothetical US$10 per ton increase in sugar prices would increase our liability carrying value by US$23.0 million as a result of a reduction in our financial income.

Income Taxes and Deferred Tax Assets. We are also required to estimate income tax provisions and amounts ultimately payable or recoverable. Such estimates involve significant interpretations of regulations and are inherently very complex. Resolution of income tax treatments may not be known for many years after completion of any fiscal year. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as well as on the tax loss carry forward, using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value, as required, based on projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to partially or completely reduce the carrying value of our deferred tax assets. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. Based on the weight of available evidence, we have not recorded valuation allowances in recent years and also, we are currently in a net deferred income tax liability position which mitigates the risk of the need for a valuation allowance to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Stock-Based Compensation. We account for our stock-based awards to our employees and officers using the fair value method as required by SFAS No. 123(R), share-based payment. SFAS No. 123(R) requires that the compensation cost related to share-based payment transactions, measured based on the fair value of the equity or liability instruments issued, be recognized in the financial statements. Determining the fair value of options using the Binomial model, or other currently accepted option valuation models, requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date. If actual results are not consistent with the Company’s assumptions and judgments used in estimating the key assumptions, the Company may be required to record additional compensation or income tax expense, which could have a material impact on financial position and results of operations. Due to Cosan’s limited history as a publicly traded company in Brazil, we used the volatility based on similar public companies. We believe that a hypothetical 5% increase or decrease in future stock-price volatility would increase or decrease our compensation expense by US$0.3 million and US$0.2 million, respectively.

Provisions for Contingencies. We create a provision for contingencies whenever there is a legal obligation as a result of a past event, and it is probable that an economic resource is required to reach a settlement as to this obligation. Provisions are registered based on the best estimates of the risks involved and analyzed on a case-by-case basis. Management continuously evaluates the estimates and assumptions used to establish the provision for contingencies based on relevant facts and circumstances that may have a material effect on the result of operations and shareholders equity. Even though management believes that the provisions for contingencies are presently adequate, the establishment of provisions for judicial proceedings involves estimates that can result in the final amount being different than the provisions as a result of uncertainties that are inherent to the establishment of the provision. Additionally, the Brazilian authorities normally take a long time to reach a final decision on each case and we are unable to estimate the length that the contingencies will ultimately be resolved. In case the amount of provisions for contingencies is lower than the amount actually due, an increase in provisions would be necessary.

Hedging Transactions and Exposures

In accordance with a policy established by our risk management committee, we hedge part of the future price of our production through sugar and exchange rate derivative transactions, using future contracts, options and swaps.

We recently formed a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios so as to achieve better operational and financial controls.

Our risk committee determines our hedging policy. Our current policy seeks to reduce the effects of fluctuations of sugar prices and foreign exchange rates in our results of operations in order to assure the servicing of our debt and the execution of our investment plan as well as to maintain satisfactory profitability levels. In our hedging transactions, we use derivative financial instruments, including future contracts, swaps and options in over-the-counter markets as well as future stock exchanges or in transactions with creditworthy institutions approved by our hedging committee. We favor off-balance sheet hedging transactions. However, we may, eventually, due to market conditions and based on our internal risk assessments, use options premiums.

Our hedging policy allows us to settle our derivative instruments in cash through financial transactions or by actual physical delivery of the hedged asset (i.e., ethanol, sugar or U.S. dollars). Under our hedging policy, we may enter into hedging contracts with maximum notional amounts equivalent to up to 50% of our expected net operating revenues (as set forth in our annual budget and business plan). Generally, our risk committee meets once per quarter, with a sub-committee meeting twice a month. In addition, the committee is required to meet and reassess our hedging policy whenever the balance between the market value and the purchase value of our derivative instruments becomes negative and higher than 10% of our current net worth.

At January 31, 2006, we had 1,480.8 thousand tons of sugar hedged compared to 794.5 thousand tons of sugar at October 31, 2005. This increase in the hedged volume of sugar caused our average hedged price to be at US$0.1225 per pound. However, the future price of sugar increased significantly during the same period to US$0.1802 per pound at January 31, 2006, which represented a 47.1% increase from October 31, 2005. At April 30, 2006, we had 1,440.4 thousand tons of sugar hedged at the substantially higher price of US$0.1444 per pound. However, the future price of sugar continued to be higher at US$0.1713 per pound. Since we do not qualify for hedge accounting, the mismatch between the average price of our derivatives instruments and the average market price of sugar required us to incur significant non-cash losses resulting from fair value estimates of these instruments and recorded as financial expenses. At April 30, 2006, we recorded the negative estimated fair value of our derivatives portfolio as US$93.9 million in derivatives financial instruments—liabilities (partially guaranteed by US$63.0 million in the form of restricted cash). See Note 5 to our audited consolidated financial statements included in this annual report. These losses, together with expenses incurred for settled contracts resulted in US$209.4 million in derivatives-related net losses in fiscal year 2006.

Our derivatives-related losses, recorded as financial expenses, were largely offset by our actual sale of sugar at high market prices primarily during the first six months ended October 31, 2006. As a result, the net price of sugar sold (actual sales at market prices less derivatives financial expenses, net) was equal to the prices we hedged. Conversely, due to a decrease in sugar prices in the future markets in fiscal year 2007, at April 30, 2007 we had 1,317.3 thousand tons of sugar hedged at the average price of US$0.1161 per pound while the NY11 price was US$0.0924 per pound. Therefore, the market price of our derivatives portfolio on April 30, 2007 was US$51.9 million, which at fair value contributed US$190.6 million to our net profit in fiscal year 2007. Similarly, if the price of sugar remained at those levels, we would sell our production at market prices, which combined with a positive derivatives result would cause the price of sugar actually sold to match our hedged price.

At April 30, 2008 we had 2,241.7 thousand tons of sugar hedged at the average price of US$0.1278 per pound while the NY11 price was US$0.1065 per pound. The market value of that derivatives portfolio on April 30, 2008 was negative US$27.8 million. We also had 62.5 thousand tons of sugar hedged at the average price of U$339.02 per ton while the London#5 price was US$337.50 per ton, resulting in a market value of US$0.1 million. In terms of exchange rate hedges, we had US$711.6 million hedged at the average rate of R$1.8176 per US$1.00, while the existing exchange rate was R$1.6872 per US$1.00, resulting in a market value of US$31.5 million.

Our hedging policy seeks to protect us from cash flow risks caused by commodities price and exchange rates fluctuations. However, because we record derivatives at fair value, fluctuations in such derivative prices may cause significant fluctuations in our net profit in the future resulting from the related non-cash derivative expenses. We recorded US$49.3 million gains with derivative transactions in fiscal year 2008, US$190.6 million gains with those transactions in fiscal year 2007 and US$209.4 million losses with derivative transactions in fiscal year 2006.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with U.S. GAAP. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007

Consolidated Results

The following table sets forth audited consolidated financial information for each of the fiscal years ended April 30, 2008 and 2007.

	For Fiscal Year Ended April 30,
	2008		2007		% Variation
	(in millions of US$, except percentages)
Statement of Operations:
Net sales:	US$	1,491.2	US$	1,679.1	(11.2)%
Sugar		784.5		1,031.7	(24.0)
Ethanol		604.7		551.5	9.6
Other products and services		102.1		95.8	6.5
Cost of goods sold		(1,345.6)		(1,191.3)	13.0
Gross profit		145.6		487.8	(70.1)
Selling expenses		(168.6)		(133.8)	26.0
General and administrative expenses		(115.1)		(121.1)	(4.9)
Operating income (loss)		(138.1)		232.9	(159.3)
Other income (expenses):
Financial income, net		116.8		289.4	(59.6)
Other income (expenses), net		(3.7)		16.3	*
Income (loss) before income taxes, equity in income of affiliates and minority interest		(25.0)		538.5	*
Income taxes (expense) benefit		19.8		(188.8)	*
Income (loss) before equity in income of affiliates and minority interest		(5.2)		349.7	*
Equity in income (loss) of affiliates		(0.2)		-	*
Minority interest in net income (loss) of subsidiaries		22.0		(173.0)	*
Net income	US$	S 16.6	US$	176.7	(90.6)

 * Not a meaningful comparison.

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS, IPI and INSS). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in export markets. Total sales deductions can be broken down as follows:

•	ICMS taxes. ICMS is a state value-added tax assessed on our gross sales in the Brazilian market at a rate that varies by state and product.

•	PIS and COFINS taxes. PIS and the COFINS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at rates that vary by product.

•	IPI taxes. IPI is a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product.

•	INSS taxes. INSS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at a rate of 2.85%.

Net sales decreased by 11.2%, to US$1,491.2 million in 2008 from US$1,679.1 million in 2007, primarily as a result of:

•
a 15.4% decrease in market daily average prices for raw sugar as measured by contract number 11 of NYBOT, to US$0.1055 per pound in fiscal year 2008 from US$0.1247 per pound in fiscal year 2007; 18.5% decrease in market daily average prices for white refined sugar as measured by contract number 5 of LIFFE, to US$314.65 per ton in fiscal year 2008 from US$386.26 per ton in fiscal year 2007; 25.3% decrease in market daily average prices for Brazilian Crystal sugar as measured by ESALQ/CEPEA, to US$13.99 per 50 kilogram bag in fiscal year 2008, from US$18.73 per 50 kilogram bag in fiscal year 2007; 5.4% decrease in market weekly average prices for Brazilian hydrous ethanol as measured by ESALQ/CEPEA, to US$0.3661 per liter in fiscal year 2008 from US$0.3869 per liter in fiscal year 2007; 3.5% decrease in market weekly average prices for Brazilian anhydrous ethanol as measured by ESALQ/CEPEA, to US$0.4172 per liter in fiscal year 2008 from US$0.4322 per liter in fiscal year 2007;

•
a 16.3% increase in our ethanol sales volumes, to 406.1 million gallons (1,537.1 million liters) in fiscal year 2008 from 349.3 million gallons (1,322.1 million liters) in fiscal year 2007, and a 3.9% decrease in our sugar sales volumes to 3,114.4 thousand tons in fiscal year 2008, from 3,240.5 thousand tons in fiscal year 2007.

Net sales from exports of sugar, ethanol and services were US$823.2 million in fiscal year 2008, which represented 55.2% of our net sales for this period compared to 60.4% of our net sales in the same period of previous fiscal year. This decrease in the relative contribution of exports to total net sales was primarily caused by a 14.8% appreciation of the real against the US dollar to a daily average of R$1.8281 per US dollar in fiscal year 2008, from a daily average of R$2.1468 per US dollar in the same period of the previous fiscal year.

Sugar. Net sales from sugar decreased by 24.0% to US$784.5 million in 2008, from US$1,031.7 million in fiscal year 2007, due mainly to:

•	a 20.9% decrease in the average realized price per ton (including all of the types of sugar that we produce) to US$251.9 per ton in fiscal year 2008 from US$318.4 per ton in fiscal year 2007; and

•	a 3.9% decrease in our sugar sales volume to 3,114.4 thousand tons in fiscal year 2008 from 3,240.5 thousand tons in fiscal year 2007.

Sales of sugar represented 52.6% and 61.4% of total net sales in fiscal years 2008 and 2007, respectively. This decrease in the relative contribution of sugar to total net sales was primarily caused by lower export average sugar market prices.

Ethanol. Net sales from ethanol increased by 9.6%, to US$604.7 million in fiscal year 2008 from US$551.5 million in fiscal year 2007, primarily as a result of:

•
a 16.3% increase in our ethanol sales volume to 406.1 million gallons (1,537.1 million liters) in fiscal year 2008 from 349.3 million gallons (1,322.1 million liters) in fiscal year 2007, mainly due to the  upturn in output (40.3 million tons crushed in fiscal year 2008 as compared to 36.2 million in fiscal year 2007) and the increased emphasis on ethanol in our production mix (44% of ATR converted to ethanol in fiscal year 2008 as compared to 39% in fiscal year 2007); and

•
a 5.7% decrease in our average realized unit price to US$1.4891 per gallon (US$393.4 per thousand liters) in fiscal years 2008 from US$1.5790 per gallon (US$417.1 per thousand liters) in fiscal year 2007, due to the combination of a decrease in the domestic price and the appreciation of the Real.

Other products and services. Other products and services consist primarily of electricity sales, port services that we provide to third parties, consumer products under the Da Barra brand and fuel diesel sales to our agricultural services providers (offset by cost of goods sold).

Net sales from other products and services increased by 6.5% to US$102.1 million in 2008 from US$95.8 million in 2007.

Cost of Goods Sold

We divide our costs of goods sold into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses.

Cost of goods sold increased by 13.0% to US$1,345.6 million in 2008 from US$1,191.3 million in 2007. This increase was primarily due to the  appreciation of the real against the U.S. dollar, resulting in a substantial increase in U.S. dollar terms in costs originally quoted in reais. In reais, cost of goods sold in 2008 was 3.8% lower than in 2007.

Sugar. Cost of sugar sold increased by 4.0% to US$703.5 million in 2008 from US$676.5 million in 2007, primarily as a result of the appreciation of the real against the U.S. dollar as discussed above,.

Ethanol. Cost of ethanol sold increased by 29.5% to US$558.2 million in 2008 from US$431.1 million in 2007 mainly due to (1) a 12.1% increase in the average unit cost per gallon (thousand liters) of ethanol to US$1.384 per gallon (US$365.6 per thousand liters) in 2008 from US$1.234 per gallon (US$326.1 per thousand liters) in 2007; and (2) the appreciation of the real against the U.S. dollar as discussed above.

Other products and services. Cost of other products and services increased by 0.3% to US$83.9 million in 2008 from US$83.6 million in 2007. These costs were primarily denominated in reais, which appreciated 17.7% against the U.S. dollar, which increased the costs. The main reason why costs did not increase was a reclassification  of approximately US$10.0 million in the fiscal year ended April 30, 2008, of loading expenses of own sugar in our own port terminal which were recorded previously as costs of other services, and now are recorded as selling expenses.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol and sugar sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to refineries, and therefore there are no shipping costs.

Selling expenses increased by 26.0% to US$168.6 million in 2008 from US$133.8 million in 2007. This increase resulted primarily from the 17.7% appreciation of the real against the U.S. dollar, in average terms, since our selling expenses were primarily denominated in reais, but was also due to the increase in the volume of ethanol exports, which impacted freight and port loading costs. As discussed in "Cost of Goods Sold – Other products and services" above, selling expenses also increased due to the approximately US$10.0 million reclassification between accounts.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses.

General and administrative expenses decreased by 4.9% to US$115.1 million in 2008 from US$121.1 million in 2007. This decrease resulted mainly from the cost reduction initiatives adopted by us.

Financial Income, Net

Our financial expenses, net, primarily consist of: (1) accrued interest on our indebtedness; (2) income from financial investments; (3) gains or losses on derivatives (swaps, futures, forwards and options); (4) foreign exchange variations related to our foreign currency-denominated indebtedness (5) fees, commissions and other charges paid to financial institutions; (6) tax on financial transactions—CPMF; (7) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government; and (8) discounts granted on promissory notes and value-added ICMS tax, payments and other.

Financial income, net in 2008 totaled US$116.8 million compared to financial income, net of US$289.4 million in 2007. This change resulted primarily from the following factors:

•
financial income of US$149.1 million in 2007 resulting from monetary adjustment of, and interest on, the original amount of the damages sought by one of our subsidiaries against the Brazilian federal government for setting prices for its products below the established price control guidelines, which was recorded as accounts receivable from the federal government in the fourth quarter of fiscal year 2007. Brazilian courts reached a final decision favorable to us in the third quarter of fiscal year 2007;

•
financial income of US$32.2 million in 2007 related to discounts on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the state authorities for 90% of penalty amounts and 50% of interest on VAT amounts owed to the state of São Paulo consisting of: (1) US$20.7 million related to a discount granted to our subsidiary Da Barra for prepaying taxes recorded under taxes payable as Special State Tax Payment Program (State REFIS) in the amount of US$37.4 million and taxes payable in the amount of US$8.4 million; and (2) US$11.5 million resulting from the settlement for US$68.3 million in cash of US$99.9 million in tax debts recorded under estimated liability for legal proceedings and labor claims;

•
financial income of US$19.8 million in 2007 in connection with the partial reversal of amounts related to inflation adjustments and interest on provisions recorded in connection with the IAA litigation. Such financial income was recorded as a deduction to tax debts recorded under the caption estimated liability for legal proceedings and labor claims. See “Item 8. Financial Information - Legal Proceedings”. Da Barra is a party to several federal tax proceedings deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) on payments under cross-border loans guaranteed by the Brazilian federal government;

•	financial income of US$11.6 million in 2007 resulting from renegotiation of promissory notes issued in connection with our acquisition of Usina da Barra; and

•	a 74.2% reduction in net gains with derivative transactions to US$49.3 million in fiscal year 2008 from US$190.6 million in fiscal year 2007;

which was partially offset by:

•	the net effect of foreign exchange variation on the dollar-denominated debt, which represented financial income of US$172.9 million in 2008, compared to financial income of US$19.4 million in 2007.

Other Income (Expenses)

Other expenses were US$3.7 million in 2008, compared to other income of US$16.3 million in 2007, resulting primarily from operating gains of US$20.0 million related to the portion of the discount on the state of São Paulo VAT penalty and interest amounts following a tax amnesty granted by the state of São Paulo (as discussed above) which discount and interest amounts were recorded as other income.

Income Taxes (Expense) Benefit

Income taxes benefit totaled US$19.8 million in 2008, representing taxable income at the current Brazilian statutory rate of 34.0% and adjusted for non-deductible expenses and non-taxable income in accordance with

Brazilian tax law and by the exempted financial income at the Cosan Limited level, resulting in an effective tax rate of 79.2%, compared to an effective tax rate of 35.1% in 2007, when we recorded taxes expenses of US$188.8 million.

Net Income

As a result of the foregoing, we had net income of US$16.6 million in 2008, compared to a net income of US$176.7 million in 2007.

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006

Consolidated Results

The following table sets forth audited consolidated financial information for each of the fiscal years ended April 30, 2007 and 2006.

	For Fiscal Year Ended April 30,
	2007		2006		% Variation
	(in millions of US$, except percentages)
Statement of Operations:
Net sales:	US$	1,679.1	US$	1,096.6	53.1%
Sugar		1,031.7		660.5	56.2
Ethanol		551.5		378.4	45.8
Other products and services		95.8		57.8	65.8
Cost of goods sold		(1,191.3)		(796.3)	49.6
Gross profit		487.8		300.3	62.4
Selling expenses		(133.8)		(97.8)	36.7
General and administrative expenses		(121.1)		(72.0)	68.2
Operating income		232.9		130.5	78.5
Other income (expenses):
Financial income (expenses), net		289.4		(226.6)	*
Other income (expenses)		16.3		(5.5)	*
Income (loss) before income taxes, equity in income of affiliates and minority interest		538.5		(101.6)	*
Income taxes (expense) benefit		(188.8)		29.7	*
Income (loss) before equity in income of affiliates and minority interest		349.7		(71.8)	*
Equity in income of affiliates		-		1.6	*
Minority interest in (net income) loss of subsidiaries		(173.0)		33.1	26.0
Net income (loss)	US$	176.7	US$	(37.1)	*

* Not a meaningful comparison.

Net Sales

Net sales increased by 53.1%, to US$1,679.1 million in fiscal year 2007 from US$1,096.6 million in fiscal year 2006, primarily as a result of:

•
30.1% and 31.2% increases in our ethanol and sugar sales volumes, respectively, to 349.3 million gallons (1,322.1 million liters) and 3,240.5 thousand tons, respectively, in fiscal year 2007 from 268.4 million gallons (1,016.0 million liters) and 2,469.5 thousand tons, respectively, in fiscal year 2006, primarily as a result of the impact of the acquisition of Corona, Mundial and Bom Retiro, which contributed to 18.4% of the total sugarcane crushed in fiscal year 2007; and

•
4.6% and 2.4% increases in average Brazilian ethanol anhydrous and hydrous prices, respectively, to US$1.6361 per gallon (US$432.22 per thousand liters) and US$1.4646 per gallon (US$386.90 per thousand liters), respectively, as quoted by the ESALQ/CEPEA in fiscal year 2007 from US$1.5646 per gallon (US$413.33 per thousand liters) and US$1.4306 per gallon (US$377.92 per thousand liters), respectively, in the previous fiscal year.

Net sales from exports of sugar, ethanol and services were US$1,014.8 million in fiscal year 2007, which represented 60.4% of our net sales for this period compared to 54.6% of our net sales in the previous fiscal year. This increase in the relative contribution of exports to total net sales was primarily caused by higher export average sugar market prices, principally towards the beginning of the first quarter of fiscal year 2007.

Sugar. Net sales from sugar increased by 56.2% to US$1,031.7 million in fiscal year 2007, from US$660.5 million in the previous fiscal year, due mainly to:

•
a 31.2% increase in our sugar sales volume to 3,240.5 thousand tons in fiscal year 2007 from 2,469.5 thousand tons in fiscal year 2006, in connection with the 27% increased crushing capacity due to the acquisitions of Mundial, Corona and Bom Retiro at the end of fiscal year 2006; and

•	a 19.0% increase in the average realized price per ton (including all of the types of sugar that we produce) to US$318.4 in fiscal year 2007 from US$267.4 in fiscal year 2006.

Sales of sugar represented 61.4% and 60.2% of total net sales in the fiscal years 2007 and 2006, respectively. This increase in the relative contribution of sugar to total net sales was primarily caused by higher export average sugar market prices, principally towards the beginning of the first quarter of fiscal year 2007.

Ethanol. Net sales from ethanol increased by 45.8%, to US$551.5 million in fiscal year 2007 from US$378.4 million in fiscal year 2006, primarily as a result of:

•
a 30.1% increase in our ethanol sales volume to 349.3 million gallons (1,322.1 million liters) in fiscal year 2007 from 268.4 million gallons (1,016.0 million liters) in fiscal year 2006, mainly as a result of the above-mentioned 27% increased crushing capacity due to the acquisitions of Mundial, Corona and Bom Retiro; and

•
a 12.0% increase in our average realized unit price to US$1.5790 per gallon (US$417.1 per thousand liters) in fiscal year 2007 from US$1.4098 per gallon (US$372.4 per thousand liters) in fiscal year 2006, due to the increased average price in the Brazilian market and the higher prices for the ethanol exported to the United States.

Other products and services. Net sales from other products and services increased by 65.8% to US$95.8 million in fiscal year 2007 from US$57.8 million in fiscal year 2006, as a result of the growth of our business (through the consolidation on a full-year basis of the operations of Mundial, Corona and Bom Retiro).

Cost of Goods Sold

Cost of goods sold increased by 49.6% to US$1,191.3 million in fiscal year 2007 from US$796.3 million in fiscal year 2006. This increase was primarily due to an increase in production costs that resulted from (1) a 13.4% increase in the cost of sugarcane and leased land as determined by CONSECANA (as a result of higher ethanol and sugar prices) as measured by the price of the TSR to US$167.3 per ton in fiscal year 2007 from US$147.6 per ton in fiscal year 2006 and (2) a 30.1% increase in our sales volume of ethanol and 31.2% in our sales volume of sugar.

Sugar. Cost of sugar sold increased by 48.9% to US$676.5 million in fiscal year 2007 from US$454.3 million in fiscal year 2006, primarily as a result of the 31.2% increase in the volume sold as discussed above and the 13.5% increase in the average unit cost per ton of sugar to US$208.8 per ton of sugar sold in fiscal year 2007 from US$184.0 per ton of sugar sold in fiscal year 2006 caused mainly by the increase in the TSR paid for the sugarcane we buy from growers and the land we lease as mentioned above.

Ethanol. Cost of ethanol sold increased by 50.5% to US$431.1 million in fiscal year 2007 from US$286.5 million in fiscal year 2006 mainly due to a 30.1% increase in the volume sold as discussed above and the 15.6% increase in the average unit cost per gallon (thousand liters) of ethanol to US$1.2344 per gallon (US$326.1 per thousand liters) in fiscal year 2007 from US$1.0676 per gallon (US$282.0 per thousand liters) in fiscal year 2006, resulting from the increase in the TSR paid for the sugarcane we buy from growers and the land we lease mentioned above.

Other products and services. Cost of other products and services increased by 50.6% to US$83.6 million in fiscal year 2007 from US$55.5 million in fiscal year 2006. This increase was mainly driven by the increase in the volume of operations in connection with the growth of our business, reflected in the 65.8% increase in net revenues from other products and services mentioned above.

Selling Expenses

Selling expenses increased by 36.7% to US$133.8 million in fiscal year 2007 from US$97.8 million in fiscal year 2006. This increase resulted primarily from 30.1% and 31.2% increases in sales volumes of ethanol and sugar, respectively, and was also driven by the 6.3% appreciation of the real against the U.S. dollar, in average terms, since our selling expenses were primarily denominated in reais.

General and Administrative Expenses

General and administrative expenses increased by 68.2% to US$121.1 million in fiscal year 2007 from US$72.0 million in fiscal year 2006. This increase resulted mainly from legal fees in the amount of US$18.8 million recorded in the fourth quarter of fiscal year 2007, related to the final and unappealable decision in our favor in a legal proceeding brought against the Brazilian federal government according to which we sought damages from the federal government for setting prices for a subsidiary’s products below the established price control guidelines.

Financial Expenses, Net

Financial income, net in fiscal year 2007 totaled US$289.4 million compared to financial expenses, net of US$226.6 million in fiscal year 2006. This change resulted primarily from the following factors:

•
financial income of US$190.6 million resulting from derivative transactions in fiscal year 2007, compared to a US$209.4 million financial expense from derivative transactions in fiscal year 2006 as a result of the mark-to-market method of accounting for derivative transactions related to sugar prices and currency exchange rates fluctuations;

•
financial income of US$149.1 million resulting from monetary adjustment of, and interest on, the original amount of the damages sought by one of our subsidiaries against the Brazilian federal government for setting prices for its products below the established price control guidelines, which was recorded as accounts receivable from the federal government in the fourth quarter of fiscal year 2007. Brazilian courts reached a final decision favorable to us in the third quarter of fiscal year 2007;

•
financial income of US$32.2 million related to discounts on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the state authorities for 90% of penalty amounts and 50% of interest on VAT amounts owed to the state of São Paulo consisting of: (1) US$20.7 million related to a discount granted to our subsidiary Da Barra for prepaying taxes recorded under taxes payable as Special State Tax Payment Program (State REFIS) in the amount of US$37.4 million and taxes payable in the amount of US$8.4 million; and (2) US$11.5 million resulting from the settlement for US$68.3 million in cash of US$99.9 million in tax debts recorded under estimated liability for legal proceedings and labor claims;

•
financial income of US$19.8 million in connection with the partial reversal of amounts related to inflation adjustments and interest on provisions recorded in connection with the IAA litigation. Such financial income was recorded as a deduction to tax debts recorded under the caption estimated liability for legal proceedings and labor claims. See “Item 8. Financial Information - Legal Proceedings”. Da Barra is a party to several federal tax proceedings deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) on payments under cross-border loans guaranteed by the Brazilian federal government; and

•	financial income of US$11.6 million resulting from renegotiation of promissory notes issued in connection with our acquisition of Usina da Barra.

which was partially offset by:

•
the net effect of foreign exchange variation on the dollar-denominated debt, which represented financial income of US$19.4 million in fiscal year 2007, compared to financial income of US$72.6 million in fiscal year 2006.

Other Income (Expenses)

Other income was US$16.3 million in fiscal year 2007, compared to an expense of US$5.5 million in fiscal year 2006, primarily as a result of operating gains of US$20.0 million related to the portion of the discount on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the State of São Paulo, mentioned above, which discount and interest amounts were recorded as other income.

Income Taxes (Expense) Benefit

Income taxes expense totaled US$188.8 million in fiscal year 2007, representing taxable income at the current Brazilian statutory rate of 34% and adjusted for non-deductible expenses and non-taxable income in accordance with Brazilian tax law, resulting in an effective tax rate of 35.1%. As a result of our loss before income taxes, we recorded a tax benefit of US$29.7 million in fiscal year 2006, derived from the same Brazilian statutory rate of 34% and adjusted by non-deductible expenses and non-taxable income, resulting in an effective tax rate of 29.3%.

Net Income (Loss)

As a result of the foregoing, we had net income of US$176.7 million in fiscal year 2007, compared to a net loss of US$37.1 million in fiscal year 2006. As noted above, net income in fiscal year 2007 benefited from the one-time gain resulting from the final decision favorable to us in the price control-related legal proceeding (as discussed above). This gain was recorded under financial income and, net of taxes and operating costs, was responsible for US$89.3 million of our net income for fiscal year 2007.

B. Liquidity and Capital Resources

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affects our net financial expenses;

•	prevailing Brazilian and international interest rates, which affects our debt service requirements;

•	our ability to continue to borrow funds from Brazilian and international financial institutions and to obtain pre-export financing from certain of our customers; and

•	our capital expenditure requirements, which consist primarily of investments in crop planting and the purchase of equipment.

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short- and long-term borrowings. We have financed acquisitions of business and agricultural land through seller financing, third party-financing or capital contributions by our shareholders.

In fiscal year 2008, the cash flow used in investing activities was funded principally by the net proceeds of our initial public offering, while in fiscal year 2007 it was funded principally by cash flow from operations and from our finance subsidiary’s issuance of US$400.0 million in notes in January 2007. In the fiscal years 2008 and 2007, the cash flow generated by operations was used primarily for working capital requirements and to service our outstanding debt obligations. As of April 30, 2008 and 2007, our consolidated cash and cash equivalents and marketable securities amounted to US$1,082.9 million and US$598.4 million, respectively. This increase resulted primarily from our holdings of the net proceeds of our initial public offering in bank accounts and in the form of marketable securities.

Cash Flow from Operating Activities

We had net cash flows from operating activities of US$57.6 million in 2008, compared to US$284.0 million in 2007. This decrease was primarily attributable to the 70.1% decrease in gross profit, as a consequence of the significant decreases in ethanol and sugar prices, as well as by the concentration of accounts receivable at the end of fiscal year 2008.

We had net cash flows from operating activities of US$284.0 million in fiscal year 2007, compared to US$86.0 million in fiscal year 2006. This increase was primarily attributable to the 62.4% increase in gross profit, as a consequence of 30.1% and 31.2% increases in ethanol and sugar volumes, respectively, and 31.3% increase in sugar unitary contribution margin (net prices per ton less unitary costs per ton).

Cash Flow Used in Investing Activities

We had net cash flows used in investing activities of US$1,441.7 million in 2008, compared to US$251.6 million in 2007. This variation was attributable to:

•	an 80.5% increase in capital expenditures for property, plant and equipment acquisitions to US$642.9 million in 2008 from US$356.2 million in 2007;

•	cash investments in marketable securities in 2008 with the net proceeds from our initial public offering compared to a reduction in marketable securities in 2007;

•	net cash investments in restricted cash to cover margin calls in derivative operations in fiscal year 2008 compared to a net cash withdrawal of restricted cash in fiscal year 2007;

•
an increase in the amount invested in acquisitions, from US$39.4 million in 2007 to fund the 33.3% stake of Etanol Participações S.A. to US$102.0 million in 2008 to fund the acquisition of 100% of the shares of Benalcool Açúcar e Álcool S.A. and an advancement of US$59.3 million in connection with a joint venture with Rezende Barbosa S.A. Administração e Participações, for the acquisition of 49% of Terminal Teaçu.

We had net cash used in investing activities of US$251.6 million in fiscal year 2007, compared to US$825.5 million in fiscal year 2006. This variation was attributable to:

•	a decrease in restricted cash and marketable securities, from US$429.4 million used in fiscal year 2006, to US$144.0 million provided by in fiscal year 2007; and

•
a decrease in the level of acquisitions, from US$260.9 million, disbursed for the acquisition of Mundial, Corona and Bom Retiro in fiscal year 2006, to US$39.4 million, disbursed in 2007 for the acquisition of a 33.3% stake of Etanol Participações S.A., which controls Santa Luiza;

which was partially offset by:

•	a 163.5% increase in capital expenditures, to US$356.2 million in fiscal year 2007 from US$135.2 million in fiscal year 2006.

Cash Flow from Financing Activities

We had net cash flows from financing activities of US$1,023.3 million in fiscal year 2008, compared to US$222.8 million in fiscal year 2007. This increase was primarily attributable to the net proceeds from the issuance of our initial public offering in 2008 and for the proceeds received from the minority shareholders who exercised their tag-along rights in connection with the capital increase of a subsidiary.

We had net cash flows from financing activities of US$222.8 million in fiscal year 2007, compared to US$725.9 million in fiscal year 2006. This decrease was primarily attributable to:

•
a decrease in proceeds from issuance of common stock, from US$383.1 million in fiscal year 2006 in connection with Cosan’s initial public offering to US$3.2 million in fiscal year 2007 in connection with the exercise of the stock-options issued by Cosan; and

•
a decrease in the net proceeds of debt issuance (net of debt repayment), from US$342.8 million in fiscal year 2006 (when we issued US$450.0 million of perpetual notes) to US$219.6 million in fiscal year 2007 (when we issued US$400.0 million of senior notes payable on 2017).

Working Capital

At April 30, 2008, we had working capital of US$1,503.8 million, compared to US$865.3 million at April 30, 2007, primarily attributable to:

•	an increase in cash, cash equivalents and marketable securities, as mentioned above;

•	an increase in inventories originally denominated in reais due to appreciation of the real against the dollar and an increase in days sales of inventory of sugar;

which was partially offset by:

•	reduction of market value of derivative financial instruments from a net asset carrying value of US$55.4 million in 2007 to a net liability of US$23.6 million.

At April 30, 2007, we had working capital of US$865.3 million, compared to US$563.2 million at April 30, 2006, primarily attributable to:

•	a US$200.4 million increase in cash, cash equivalents and marketable securities balances;

•	a US$172.1 million increase in derivative financial instruments, related to the change from negative to positive fair market value of the existing portfolio at the end of the fiscal years; and

•	a US$60.3 million increase in inventories, mainly related to increased annual maintenance cost of growing crops in order to recover agricultural productivity;

which was partially offset by:

•	a US$78.4 million decrease in deferred income taxes;

•	a US$46.6 million decrease in trade accounts receivable, due to lower sales at the end of fiscal year 2007, compared to sales activity at the end of fiscal year 2006; and

•	a US$45.3 million decrease in restricted cash, which was used at the end of fiscal year 2006 to cover margin calls in connection with the negative fair market value of our derivatives portfolio.

We believe our current liquidity and our cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were US$744.8 million, US$395.6 million and US$396.0 million in the fiscal years 2008, 2007 and 2006, respectively. Excluding our acquisitions, our operating capital expenditures were US$642.9 million, US$356.2 million and US$ 135.2 million in the fiscal years 2008, 2007 and 2006, respectively.

We have announced plans to invest approximately US$1.7 billion over the next four fiscal years to increase our processing capacity by approximately 50%. We believe the expansion plans and the development of greenfield projects will expand our sugarcane processing capacity to 60 million tons by fiscal year 2013 from 45.0 million tons as of April 30, 2008.

Our capital expenditure program is focused on four key areas:

Greenfield Project

We are currently building a state-of-the-art ethanol plant in the State of Goiás, Brazil, in a project composed of three plants, which is in final stages of environmental licensing. We have acquired the land for the industrial facilities and entered into leases for approximately 100,000 hectares for sugarcane cultivation, representing approximately 65% of the land required for the project. Our estimated capital expenditure for each of the three mills comprising the project is approximately US$290.0 million, and we expect the first mill (Jatai) to start producing ethanol in the fiscal year 2009, reaching full capacity by fiscal year 2013, with an expected crushing capacity of 4 million tons of sugarcane and production of approximately 97 million gallons (370 million liters) of ethanol per year.

Expansion of Our Crushing Capacity

We intend to invest approximately US$500.0 million to expand the crushing capacity of our mills to 53 million tons per year from their current capacity of 45.0 million tons, by the end of fiscal year 2013. These investments are expected to be applied in our Univalem, Gasa, Ipaussu, Destivale, Mundial, Bonfim and Junqueira mills, both in industrial equipment and in new sugarcane crop plantation.

Cogeneration Projects

We intend to invest in cogeneration projects in five of our existing 18 mills and in all three mills of our greenfield project that will allow these mills to sell energy to third parties. We are currently engaged in three projects related to the development of energy cogeneration in six of our mills to sell energy to third parties, with budgeted capital expenditures anticipated to be disbursed by the end of fiscal year 2013 of approximately:

•	US$161.1 million at Costa Pinto;

•	US$105.5 million at Rafard;

•	US$166.9 million at Bonfim;

•	US$189.6 million at Barra;

•	US$89.9 million at Gasa; and

•	US$105.2 million at Jatai (one of our greenfield project plants)

These investments will be made under seven 15-year agreements for the supply of electricity totaling 1,388,800 MWh/year, with current average prices of US$97.4 per megawatt-hour, which resulted from our winning three new energy auctions held in December 2005. October 2006 and August 2008 and one bilateral contract signed in August 2008. We plan to expand our investment by approximately US$266.0 million in order to generate approximately 427,500 additional MWh/year that will be available for sale by our Gasa, Univalem, Diamante and Ipaussu mills.

Strategic Acquisitions along the Business Chain

We intend to invest approximately US$1 billion in strategic acquisitions along the business chain, including adding fuel distribution operations through the acquisition of downstream assets of ExxonMobil in Brazil and taking equity stakes in Radar Propriedades Agrícolas S.A., a newly incorporated land development company, Rumo Logistica, a new sugar logistics company, and Uniduto, a newly incorporated company that is exploring an ethanol pipeline project in the central-south region of Brazil. In November 2007, we acquired 50% interest in Vertical UK LLP, a leading ethanol trading company.

Indebtedness

Our total debt of US$1,287.5 million at April 30, 2008 was lower than our total debt of US$1,378.6 million at April 30, 2007. Our short-term debt, comprised only by current portion of long-term debt and interest accrued, represented 3.0% of our total indebtedness at April 30, 2008. Our U.S. dollar denominated debt at April 30, 2008 represented 74.7% of our indebtedness. In addition, at April 30, 2008, approximately 70.2% of our total indebtedness was unsecured.

As of April 30, 2008, we had total assets of US$5,269.1 million compared to US$3,253.4 million at April 30, 2007. Our total assets increased significantly, mainly due to cash investments for the net proceeds of an initial public offering and also due to a lower real/dollar conversion rate, with impact on the property, plant and equipment balance. Our net debt at April 30, 2008 was US$90.8 million, a major improvement over our net debt of US$697.9 million at April 30, 2007, mainly resulting from investments in marketable securities utilizing the net proceeds of an initial public offering.

Certain of our long-term debt agreements, in particular the IFC Loans (described above), require us to comply with certain financial and negative covenants. Our US$450.0 million 8.25% perpetual notes, our US$400.0 million 7.0% senior notes due 2017 and our remaining outstanding balance of US$200.0 million 9.0% senior notes due 2009 limit our ability and the ability of our subsidiaries to enter into certain transactions with shareholders or affiliates, create liens and engage in a merger, sale or consolidation transactions. The IFC Loans include restrictions on our ability to incur additional indebtedness and pay dividends.

IFC Loans

On June 28, 2005, Cosan entered into a US$70.0 million credit facility with IFC. Cosan used the proceeds of the loans, or “IFC Loans”, to expand and modernize our mills and refineries. The IFC Loans consist of two loans: (1) up to a US$50.0 million loan, or “IFC A Loan”; and (2) up to a US$20.0 million loan, or “IFC C Loan”. On October 14, 2005, we borrowed the full amount under the IFC C Loan, and on February 23, 2006, we borrowed the full amount available under the IFC A Loan.

Interest on the IFC Loans is payable semi-annually in arrears on January 15 and July 15 of each year, at the rate of LIBOR plus 3.75% per annum for the IFC C Loan and at the rate of LIBOR plus 3.75% per annum for the IFC A Loan. Pursuant to the terms of the IFC Loan agreement, Cosan granted IFC an option to purchase an amount of its common shares equal to the reais equivalent of US$20.0 million divided by R$48.0. IFC elected to partially (and not fully) exercise its option to convert US$5.0 million of the IFC C Loan into 228,750 (or 686,250 following the three-for-one stock split of August 2006) of Cosan’s common shares, and the outstanding US$15.0 million principal amount of the IFC C Loan will be payable in a single principal installment on January 15, 2013 and will bear additional interest at a rate calculated based on a formula linked to Cosan’s EBITDA based upon its annual audited financial statements for the applicable fiscal year. The IFC A Loan will be payable in 12 semi-annual, approximately equal installments commencing on July 15, 2007.

The IFC Loans are secured by a mortgage over the Da Barra mill and certain equipment of Da Barra. In addition, the IFC Loans are jointly and severally guaranteed by Mr. Rubens Ometto Silveira Mello, Amaralina, and Cosan’s subsidiaries, Da Barra, Cosan Portuária, Cosan Refinadora and Agrícola Ponte Alta S.A., or “Agrícola Ponte Alta”. The IFC Loans include certain ongoing covenant obligations on Cosan, including, restrictions on Cosan’s payment of dividends or its incurrence of additional debt if certain financial ratios are not satisfied.

In addition, as a condition precedent to the IFC Loan agreement, Cosan, together with Mr. Rubens Ometto Silveira Mello and certain of Cosan’s then controlling shareholders and subsidiaries, entered into an equity rights agreement with the IFC, pursuant to which tag-along rights and a put option were granted to the IFC, and Mr. Rubens Ometto Silveira Mello, directly or indirectly, is required to maintain no less than a 51% minimum ownership level in certain of their equity investments.

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos)

To extend the repayment period of debt incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered agricultural producers with certain types of debt the opportunity to acquire CTNs in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt, and these securities would mature in 20 years. The acquisition price was calculated as the present value, discounted at a rate of 12.0% per year or at the equivalent of 10.4% of its face value. The face value of the CTNs will be readjusted according to IGP-M plus 12.0% per year. The CTNs were deposited as a guarantee and cannot be sold until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt. We joined the PESA program between 1998 and 2000 and the program is structured to automatically settle our PESA debt between 2018 and 2020. Our PESA debt is guaranteed by mortgages on our land.

As of April 30, 2008, our PESA related outstanding debt totaled US$273.2 million, compared to US$197.2 million as April 30, 2007. As of April 30, 2008, our CTN credits totaled US$113.9 million, compared to US$82.2 million as April 30, 2007. Our total debt, excluding PESA debt, was US$1,014.3 million at April 30, 2008. Our negative net debt, excluding CTN credits and PESA debt, was US$68.6 million at April 30, 2008.

C. Research and development, patents, licenses, etc.

See “Item 4. Information on the Company—Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report including under “Item 3D. Key Information —Risk Factors” and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of April 30, 2008, we leased 330,868 hectares, through approximately 1,967 land lease contracts with an average term of five years. Three of these contracts (covering 37,574 hectares, or approximately 11.4% of the land leased by us) are entities controlled by our chief executive officer and controlling shareholder under arms-length terms. In accordance with these land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA. In the fiscal year ended April 30, 2007, we paid an average of 16.4 tons of sugarcane per hectare, and an average of 123 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1715 million per kilogram of TSR under our land lease contracts. In the fiscal year ended April 30, 2008, we paid an average of 16.9 tons of sugarcane per hectare, and an average of 122.8 kilograms of TSR per ton of sugarcane, at an average cost of US$0.2987 million per kilogram of TSR under our land lease contracts.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at April 30, 2008:

	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	(in millions of US$)
Long-term debt obligations(1)	US$	1,287.5	US$	38.2	US$	54.9	US$	52.0	US$	1,142.4
Operating lease obligations		532.0		37.0		72.9		65.4		356.7
Purchase obligations(2)		1,545.1		354.6		580.8		230.0		379.8
Advances from customers		15.6		15.6		-		-		-
Total	US$	3,380.2	US$	445.4	US$	708.5	US$	347.5.6	US$	1,878.8

(1)	Less than 1 year amounts include accrued interest over the existing debt; long-term installments do not include any interest.

(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 142.5 kg per ton, at a price of US$150.4, per ton as defined by CONSECANA for April 2008.

Our long-term debt consists primarily of:

•	US$460.2 million perpetual notes with call option for Cosan beginning on February 2011;

•	US$407.6 million senior notes due February 2017;

•	US$35.9 million senior notes due November 2009;

•	US$273.2 million PESA debt due between 2018 and 2020, payable against CTN credits;

•	US$58.7 million IFC A Loan with 10 remaining semi-annually equal installments, maturing on January 2008; and IFC C Loan due January 2013 with call option for Cosan.

We believe we will be able to refinance our existing debt on favorable market conditions. However, if we experience unfavorable market conditions, we believe that we already have available cash to repay our debt obligations due in the next three fiscal years, and, after that period, we expect to repay our debt obligations as they become due with cash generated by our operations.

Recently Issued Accounting Standards

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. We have not yet determined the potential impact, if any, this would have on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for us as of May 1, 2009. As this statement was recently issued, we are evaluating the impact on its consolidated financial statements and related disclosures.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for us as of May 1, 2009. This Statement will only impact our financial statements in the event of a business combination on or after May 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by us as of May 1, 2008. We do not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for us as of May 1, 2008. We do not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

Item 6. Directors, Senior Management and Employees

Our board of directors and our executive officers are responsible for the operation of our business. Nevertheless, Mr. Rubens Ometto Silveira Mello, who controls all of our class B series 1 common shares, has the overall power to control us, including the power to establish our management policies.

A. Directors and Senior Management

Board of Directors

Our bye-laws provide that our board of directors shall consist of between five and eleven directors. Our board of directors currently consists of nine directors.

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

Our board of directors is divided into three classes (Class I, Class II and Class III) that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our bye-laws do not include any citizenship or residency requirements for members of our board of directors.

The following table lists the current members of our board of directors:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan’s Board	Class(1)	Position Held	Year of Birth
Rubens Ometto Silveira Mello(2)	2007	2000	III	Chairman	1950
Marcus Vinicios Pratini de Moraes(2)(3)	2007	2005	II	Vice Chairman	1939
Paulo Sérgio de Oliveira Diniz(2)	2007	2005	III	Director	1957
Mailson Ferreira da Nóbrega(3)	2007	-	I	Director	1942
Marcos Marinho Lutz	2007	-	II	Director	1969
Pedro Isamu Mizutani(2)	2007	2000	III	Director	1959
George E. Pataki(3)	2007	-	I	Director	1945
Marcelo de Souza Scarcela Portela(2)	2007	2005	II	Director	1961
José Alexandre Scheinkman(3)	2007	-	I	Director	1948

(1)
The terms of the directors expire as follows: Class I at the annual general meeting held in the fiscal year ended April 30, 2011; Class II at the annual general meeting held in the fiscal year 2009; and Class III at the annual general meeting held in the fiscal year 2010.

(2)	Also serves as director of Cosan.

(3)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Juscelino Kubitschek, 1726, 6th floor, São Paulo, SP, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman and chief executive officer. He has been chairman of Cosan’s board of directors and Cosan’s chief executive officer since 2000. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and director of Usina da Barra, currently Da Barra, since 2002. He also holds the position of director of the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A. and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcus Vinicios Pratini de Moraes. Mr. Pratini de Moraes is our vice-chairman and has been a member of Cosan’s board of directors since 2005. He holds a degree in economics from Faculdade de Ciências Econômicas da Universidade do Rio Grande do Sul (1963), a postgraduate degree in public administration from Deutsche Stiftung fur Entwicklungsländer—Berlin (1965) and a business administration degree from University of Pittsburgh and Carnegie Institute of Technology (1966). Mr. Pratini de Moraes held several positions in the Brazilian federal government, including Minister of Planning and General Coordination (1968-1969), Minister of Industry and Commerce (1970-1974), Minister of Mines and Energy (1992) and Minister of Agriculture, Livestock and Food Supply (1999-2002). He also served a term as a congressman from the state of Rio Grande Do Sul (1982-1986). He was a board member of Solvay do Brasil (1998-1999) and chairman (2003); member of the advisory council of the Brazilian Mercantile & Futures Exchange—BM&F (2003); member of the Brazil—China Business Council (2004); president of the Brazil—Russia Business Council (2004); member of the National Council of Industrial Development (2005); and vice-president of the Beef Information Center—SIC (2005). Mr. Pratini de Moraes is currently the chairman of ABIEC (Brazilian Beef Export Industries Association), a board member of FIESP (Federation of Industries of the State of São Paulo), a board member of JBS S.A. and a member of the supervisory board and the audit committee of ABN AMRO Bank N.V.

Paulo Sérgio de Oliveira Diniz. Mr. Diniz is a member of our board of directors and our chief financial and investor relations officer. He has been a member of Cosan’s board of directors since 2005 and has served as Cosan’s chief financial officer since 2003, currently also serving as Cosan’s chief financial and investor relations officer. He holds a production engineering degree from the Escola Politécnica of the University of São Paulo (1980), a master’s degree in business administration from IMD—International Management Development Institute of Switzerland (1985), and a postgraduate degree with specialization in human resources from Insead of France (1994). Mr. Diniz has over 20 years of experience in financial and operational aspects of large companies. He has worked for Hoffman La Roche and Banco Francês e Brasileiro in Brazil and also worked for United Technologies in the United States and the Bank of Montreal in Canada. He was the officer of finance for Telecom Italia Móbile—TIM Brasil S.A. from 1998 to 2003, responsible for finance and planning for Latin America. From 1992 to 1998, he worked at the Swiss company, Keramik Holding AG Laufen, as treasurer. From 1991 to 1992, he worked for Carrier Corporation as controller.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our board of directors since November 2007. He is an economist and was Brazil’s Minister of Finance from 1988 to 1990. He was previously Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the Chief Executive Officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the board of directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A., Tim Participações S.A. and Veracel Celulose S.A.

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief commercial officer. He has been Cosan’s chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infrastructure and energy at CSN (SID) and board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Pedro Isamu Mizutani. Mr. Mizutani is a member of our board directors and our chief operating officer. He has been a member of Cosan’s board of directors since 2000 and has served as Cosan’s managing director since 2001, currently also serving as Cosan’s chief operating officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 20 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as managing administrative and financial director of the group.

George E. Pataki. Mr. Pataki is a member of our board of directors. He has a bachelor’s degree from Yale University (1967), and a law degree from Columbia Law School (1970). Mr. Pataki was a partner in the New York law firm of Plunkett & Jaffe until 1987. He was elected mayor of Peekskill, New York in 1981, and served in the New York State Legislature as an assemblyman and then a senator from 1985 to 1994. In 1994, Mr. Pataki became the fifty-third Governor of the State of New York and was reelected in 1998 and 2002. He served as Governor from January 1, 1995 until January 1, 2007. Mr. Pataki is counsel at Chadbourne & Parke LLP.

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and has been a member of Cosan’s board of directors since 2005. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montreal, Canada. Since 2000, Mr. Portela has been a partner in the Brazilian law firm of Portela Advogados Associados S/C. Mr. Portela provides legal services to our company on a regular basis.

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is the Theodore A. Wells ’29 Professor of Economics at Princeton University. He has a bachelor’s degree in economics from the Federal University of the State of Rio de Janeiro (1969), a master’s degree (1973) and doctorate degree (1974) in economics from the University of Rochester, and a master’s degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) (1976). Mr. Scheinkman is a Fellow of the American Academy of Arts and Sciences, a Fellow of the Econometric Society, and received a “docteur honoris causa” from the Université Paris-Dauphine. In 2002, he was a Blaise Pascal Research Professor (France). Professor Scheinkman is a member of the Conseil Scientifique of the Institute Europlace de Finance (Paris) and a member of the Conselho Acadêmico of IBMEC (São Paulo). Previously, he was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Vice President in the Financial Strategies Group of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the advisory panel in economics to the Sloan Foundation.

Executive Officers

Our executive officers serve as our executive management body. They are responsible for our internal organization and day-to-day operations and for the implementation of the general policies and guidelines established from time to time by our board of directors.

Our executive officers are elected by our board of directors for one-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Our executive officers hold meetings when called by any of our executive officers.

The following table lists our current executive officers:

Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan	Position Held	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	Chief Executive Officer	1950
Pedro Isamu Mizutani	2007	2000	Chief Operating Officer	1959
Paulo Sérgio de Oliveira Diniz	2007	2003	Chief Financial and Investor Relations Officer	1957
Marcos Marinho Lutz	2007	2006	Chief Commercial Officer	1969

The business address of our current executive officers is Av. Juscelino Kubitschek, 1726, 6th floor, São Paulo, SP, Brazil.

Our Relationship with our Executive Officers and Directors

There are no family relationships among our directors or executive officers.

There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

Committees of the Board of Directors

Audit Committee

Our board of directors has determined that Marcus Vinicios Pratini de Moraes (chairman) is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices— Audit Committee.” The members of our audit committee are Messrs. Marcus Vinicios Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and José Alexandre Scheinkman.

Compensation Committee

We have a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding equity-based compensation to our executive officers and other employees under our employee equity incentive plan. The committee also has the discretion to interpret the terms of the plan, to amend the plan and take all other actions necessary to administer the plan in our best interests. The members of our compensation committee are Messrs. Pedro Isamu Mizutani (chairman), Marcus Vinicios Pratini de Moraes and Marcelo de Souza Scarcela Portela.

Risk Management Committee

We have a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios on a periodic basis so as to achieve better operational and financial controls. The members of our risk management committee are Messrs. José Alexandre Scheinkman (chairman), Paulo Sérgio de Oliveira Diniz and Marcos Marinho Lutz.

B. Compensation

Under our bye-laws, our board of directors is responsible for establishing the annual aggregate compensation that we pay to the members of our board of directors and our executive officers.

The aggregate amount of compensation paid to our directors and executive officers in the fiscal year ended April 30, 2008 was US$3.5 million.

The aggregate compensation paid by Cosan to all members of its board of directors and executive officers for services in all capacities was US$2.5 million in the fiscal year ended April 30, 2006 and US$3.1 million in the fiscal year ended April 30, 2007. For fiscal year ended April 30, 2008, the aggregate compensation paid to all members of Cosan’s board of directors and its executive officers was US$ 3.5 million. The compensation to be paid to directors and executive officers of Cosan who also act as such for our company will be in addition to compensation paid to them by our company.

Our executive officers receive the same benefits generally provided to our employees. Members of our board of directors are not entitled to these benefits.

We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment. Our directors and executive officers who serve for both us and Cosan will receive compensation from both companies.

C. Summary of Significant Differences of Corporate Governance Practices

The NYSE Corporate Governance Rules provide that we are required to disclose any significant differences on our corporate governance practices from those required to be followed by U.S. companies under NYSE listing standards. We have summarized these significant differences below.

We are permitted to follow practice in Bermuda in lieu of the provisions of the NYSE Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. In addition, Section 303A.12(b) provides that our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules.

Majority of Independent Directors

NYSE Rule 303A.01 provides that each U.S. company that is listed on the Exchange must have a majority of independent directors. Bermuda corporate law does not require that we have a majority of independent directors. Under our bye-laws, at least 40% of our directors are required to be independent directors; which requirement increases to 60% following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello.

Separate Meetings of Non-Management Directors

NYSE Rule 303A.03 provides that the non-management directors of each U.S. company that is listed on the Exchange must meet at regularly scheduled executive sessions without management. We are not required to have such executive sessions for the non-management directors under Bermuda law.

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. company that is listed on the Exchange must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Bermuda law. We believe that, pursuant to our bye-laws, the role of a nominating committee is generally performed by our board of directors and that the role of the corporate governance committee is generally performed by either our board of directors or our senior management.

Compensation Committee

NYSE Rule 303A.05 provides that each U.S. company that is listed on the Exchange must have a compensation committee composed entirely of independent directors. We are not required to have such a committee under Bermuda law. However, we formed such a committee with one independent director.

Audit Committee

NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC provide that each listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the company must have an internal audit function and otherwise fulfill the other requirements of the NYSE rules and Rule 10A-3 of the SEC.

Under the applicable rules of the NYSE, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in NYSE Rule 303A.06 on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. We are relying on the transition rules.

While we are not required under Bermuda law to have an audit committee, we have formed a committee that will have the following responsibilities:

•	pre-approve services to be provided by our independent auditor;

•	review auditor independence issues and rotation policy;

•	supervise the appointment of our independent auditors;

•	discuss with management and auditors major audit issues;

•	review quarterly financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	review our annual report and financial statements;

•	provide recommendations to the board on the audit committee’s policies and practices;

•	review related party transactions;

•	review recommendations given by our independent auditor and internal audits and management’s responses; and

•	provide recommendations on the audit committee’s bylaws.

Equity Compensation Plans

NYSE Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the rule. Under Bermuda law, shareholder pre-approval is not required for the adoption of equity compensation plans nor any material revision thereto.

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Bermuda law. In addition, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We do not have a similar requirement under Bermuda law and we have not yet adopted a code of business conduct and ethics.

D. Employees

As of April 30, 2008, we had 27,593 permanent employees and 17,747 temporary employees (who were contracted for the harvest). The following table sets forth the number of our total employees by main category of activity for the periods indicated:

	At April 30,
	2008	2007	2006
Agricultural	36,024	27,063	26,370
Industrial	6,328	6,256	6,106
Commercial	777	85	94
Administrative	1,893	1,930	1,823
Financial and investor relations	120	42	50
Port	198	213	198
Total	45,340	35,589	34,641

Although approximately 20% of our non-management employees were members of unions at April 30, 2008, we pay a mandatory union contribution for all of our employees. We believe that we have good relations with our employees and the unions that represent them, and we have not experienced a strike or other labor slowdown since 1992. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was US$342.2 million as of April 2008, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans (Programas de Participação nos Resultados) developed with the labor unions of which our employees are members, which provide performance-based compensation. In the fiscal year ended April 30, 2008, we paid US$3.5 million as profit sharing distributions.

E. Share Ownership

Except for Mr. Rubens Ometto Silveira Mello, our indirect controlling shareholder, chairman and chief executive officer, who indirectly holds 96,332,044 of our class B series 1 common shares, none of our directors and executive officers currently owns or holds class A common shares or class B common shares of our company.

Equity-Based Compensation Plans

Cosan Limited

We have adopted a Cosan Limited equity incentive plan. We have reserved up to 5% of our issued and outstanding class A common shares as of the granting date for issuance under our equity incentive plan. The plan is intended to attract, retain and motivate our directors, officers and employees, to link compensation to the overall performance of the company in order to promote cooperation among our diverse areas of business and to create an ownership interest in the company with respect to these directors, officers and employees in order align their interests with the interests of our shareholders.

Cosan

On August 30, 2005, Cosan’s shareholders approved a stock option plan that authorized the issuance of a maximum of 5% of Cosan’s total share capital. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares, or 3.25% of Cosan’s total share capital. A remaining 1.75% of Cosan’s share capital may subsequently be issued pursuant to the terms of Cosan’s stock option plan. The stock options that were issued have an option price of US$2.93 per common share, and may be partially exercised (up to a maximum of 25% annually) after November 18, 2006. On November 20, 2006, Cosan’s board of directors approved the issuance of 1,132,707 new common shares to certain of Cosan’s executive officers under Cosan’s stock option plan, which resulted in an increase in the number of Cosan’s issued and outstanding common shares on that date. On September 11, 2007, Cosan’s board of directors granted 450,000 options to one of Cosan’s executive officers. On November 19, 2007 and December 11, 2007, 922,947 and 38,725 options, respectively, were exercised. On April 30, 2008, there were outstanding options corresponding to 2,373,341 common shares under this plan.

The stock option plan is valid until December 31, 2010. If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than termination of his or her employment contract without just cause on Cosan’s part, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase Cosan’s common shares, the options that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

Cosan stock options held by Cosan’s executive officers may, at their option, be canceled and converted into awards of Cosan Limited, and we will comply with the limit of shares we have reserved for our equity incentive plan. The Cosan stock options will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of Cosan’s common stock for a specified period immediately preceding the date of the completion of our initial public offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report, our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 92,554,316 class B series 2 common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. Our chief executive officer and chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 48.7% of our issued and outstanding share capital, and 90.1% of our voting power by virtue of his control of 100% of our class B common shares and 3.8% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Aguassanta Participações S.A.	5,000,000	3.8	-	-	5,000,000	2.2
Capital World Investors (1)	7,325,000	5.6	-	-	7,325,000	3.2
FMR LLC (2)	15,792,300	12.2	-	-	15,792,300	7.0
Janus Capital Management LLC(3)	17,141,850	13.2	-	-	17,141,850	7.6
Queluz Holdings Limited	-	-	66,321,766	68.8	66,321,766	29.3
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.2	30,010,278	13.3
Wellington Management Company, LLP(4)	13,938,700	10.7	-	-	13,938,700	6.2
Others	70,712,962	54.5	-	-	70,712,962	31.2
Total	129,910,812	100.0%	96,332,044	100.0%	226,242,856	100.0%

(1)
Based on information filed by Capital World Investors, a division of Capital Research and Management Company, with the SEC on February 11, 2008. Capital World Investors is deemed to be the beneficial owner of 7,325,000 class A common shares believed to be outstanding as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(2)
Based on information filed by FMR LLC with the SEC on February 14, 2008. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 15,792,300 class A common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Growth Company Fund, amounted to 5,695,800 class A common shares.

(3)
Based on information filed by Janus Capital Management LLC (“Janus Capital”) with the SEC on February 12, 2008. As a result of its role as investment adviser or sub-adviser to various managed portfolios, Janus Capital may be deemed to be the beneficial owner of 18,043,140 class A common shares held by such managed portfolios. The interest of Janus Overseas Fund, which is one of the managed portfolios to which Janus Capital provides investment advice, amounted to 11,597,734 class A common shares.

(4)
Based on information filed by Wellington Management Company, LLP with the SEC on February 14, 2008. Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed to beneficially own 13,938,700 class A common shares that are held by record of its clients.

No class B series 2 common shares are currently issued and outstanding.

Queluz Holdings Limited, Costa Pinto and Aguassanta Participações S.A.

Queluz Holdings Limited and Costa Pinto own all of our class B series 1 common shares and another entity controlled by our controlling shareholder owns 4.5% of our class A common shares. These companies are indirectly controlled by Mr. Rubens Ometto Silveira Mello, our chief executive officer and chairman of our board of directors through several companies controlled directly and indirectly by him. Although the control is exercised by Mr. Rubens Ometto Silveira Mello, there are some family members and other individuals who are also beneficial owners of minority interests in these companies.

Cosan

The following table sets forth information relating to the beneficial ownership of Cosan’s common shares as of the date hereof.

Shareholders	Common Shares	%
Cosan Limited	171,172,252	62.8%
Kuok Group (Lewington Pte. Ltd)	5,421,708	2.0
Sucres et Denrées	640,386	0.2
Others	95,313,686	35.0
Total	272,548,032	100.0%

On December 7, 2006, Cosan’s strategic shareholders Commonwealth Carriers S.A., or “Commonwealth”, Lewington Pte. Ltd., or “Lewington”, part of the Kuok Group, and Sucden, agreed to purchase common shares of Cosan from Aguassanta Participações S.A., or “Aguassanta Participações”, a company controlled by our controlling shareholder, and certain of its affiliates. As a result, at October 31, 2007, Sucden’s aggregate equity interest in Cosan was 4,185,512 common shares (or 2.2% of Cosan’s total outstanding common shares), Commonwealth’s aggregate equity interest was 1,258,785 common shares (or 0.7% of Cosan’s total outstanding common shares), and Lewington’s aggregate equity interest was 11,329,050 common shares (or 6.0% of Cosan’s total outstanding common shares). As a result, Aguassanta Participacões’ aggregate equity interest in Cosan decreased to 66,154,951 common shares (or 35.0% of Cosan’s total outstanding common shares).

In June 2007, Tereos do Brasil Participações Ltda. sold in the open market in Brazil all of its 11,716,797 common shares of Cosan, representing 6.2% of Cosan’s total outstanding common shares.

On December 5, 2007, Cosan’s shareholders approved a capital increase in the amount of 82,700,000 common shares. The results of the capital increase were announced on January 23, 2008. Minority shareholders subscribed for a total of 26,092,604 common shares and Cosan Limited subscribed for a total of 56,607,396 shares. As a result of the capital increase, and as at the date hereof, Cosan has 272,548,032 outstanding common shares, 171,172,252 (62.8%) of which are owned by us and 111,375,780 (37.2%) of which are owned by others.

Set forth below is a brief description of each of the shareholders mentioned in the table above.

Cosan Limited

On April 30, 2008, we owned 62.8% of Cosan’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

Lewington Pte. Ltd.

The Kuok Group, Cosan’s indirect shareholder through Lewington, owns and controls mills and refineries in Malaysia, Indonesia, Thailand and China, producing fertilizers, sugar, flour and vegetable oils, among other agricultural products.

Sucres et Denrées S.A.

Sucres et Denrées S.A., is one of the largest sugar trading companies in the world. Sucden sells approximately 9 million tons of sugar per year, or approximately 20% of the total sugar sold in the world market, 50.0% of which is currently exported from Brazil. The Sucden Group has operations worldwide and its principal subsidiaries are in the United States, Brazil, Russia and the United Arab Emirates. Sucden is also a sugar producer and owns three mills in Russia with a refinery capacity of 500,000 tons of demerara sugar and a grinding capacity of one million tons of beetroot.

Shareholders’ Agreements and Other Arrangements

Cosan Limited

Aguassanta and Costa Pinto, our indirect controlling shareholders, entered into a shareholders’ agreement pursuant to which they undertake to vote jointly with respect to any matter related to us and our subsidiaries. Aguassanta and Costa Pinto agree to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The vote of the indirect shareholder that owns a greater equity stake on us shall prevail.

Cosan

IFC Loans

On June 28, 2005, Cosan entered into a US$70.0 million credit facility with IFC. Cosan used the proceeds of the loans, or “IFC Loans”, to expand and modernize its mills and refineries. The IFC Loans consist of two loans: (1) up to a US$50.0 million loan, or “IFC A Loan”; and (2) up to a US$20.0 million loan, or “IFC C Loan”. On October 14, 2005, we borrowed the full amount under the IFC C Loan, and on February 23, 2006, we borrowed the full amount available under the IFC A Loan. IFC elected to partially (and not fully) exercise its option to convert US$5.0 million of the IFC C Loan into 228,750 of Cosan’s common shares (or 686,250 after the three-to-one split of Cosan’s common shares in August 2006), and the outstanding US$15.0 million principal amount of the IFC C Loan will be payable in a single principal installment on January 15, 2013.

The security for the IFC Loans consists of a mortgage over the Da Barra mill and certain other movable assets of Da Barra. In addition, the IFC Loans are jointly and severally guaranteed by Mr. Rubens Ometto Silveira Mello, Amaralina and Cosan’s subsidiaries, Da Barra, Cosan Portuária, Cosan Refinadora and Agrícola Ponte Alta S.A. The IFC Loans include certain ongoing covenant obligations on Cosan, including, without limitation, restrictions on Cosan’s payment of dividends and Cosan’s incurrence of additional debt unless certain financial ratios are satisfied.

Additionally, on June 28, 2005, Cosan, together with Mr. Rubens Ometto Silveira Mello, Aguassanta Participações S.A., Costa Pinto, Santa Bárbara Agrícola S.A., FBA, Barra, Cosan Refinadora and Cosan Portuária entered into an equity rights agreement with IFC governing certain matters regarding Cosan’s common shares, the equity capital of Cosan’s controlling shareholders and the equity capital of Cosan Refinadora, Cosan Portuária, Barra and FBA.

The equity rights agreements refer to Aguassanta Participações, Costa Pinto and Santa Bárbara Agrícola S.A. as Cosan’s controlling shareholders. Pursuant to the equity rights agreement and so long as the IFC Loans remain outstanding, (1) Mr. Rubens Ometto Silveira Mello has agreed to retain, directly or indirectly, not less than a 51.0% ownership share in the aggregate total voting capital of the controlling shareholders, (2) the controlling shareholders agree to retain, directly or indirectly, not less than a 51.0% ownership share in the aggregate total voting capital of Cosan and (3) Cosan agrees to retain, directly or indirectly, not less than a 51.0% ownership share in the total voting capital of Cosan Refinadora, Cosan Portuária or Barra, and not less than a 51.0% ownership share in the total voting capital of FBA.

Under the equity rights agreement, the controlling shareholders have granted tag along rights to IFC such that if any of the controlling shareholders receives an offer from a third party to sell any of the shares in Cosan that they own, IFC may participate on a pro rata basis in such sale on the same terms and conditions as Cosan’s controlling shareholders. In addition, pursuant to the terms of the equity rights agreement and as long as IFC remains Cosan’s shareholder, IFC may sell Cosan’s common shares that it owns, in whole or in part, to Mr. Rubens Ometto Silveira Mello if (1) an event of default occurs and is continuing under the IFC Loan agreement or (2) Cosan’s common shares are delisted from any stock exchange.

Shareholders’ Agreement with Kuok Group (Lewington), Commonwealth and Sucden

On July 22, 2005, Cosan, Usina Costa Pinto S.A., Santa Bárbara Agrícola S.A., Aguassanta Participações, each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, and Belga Empreendimentos e Participações Ltda. entered into a shareholders’ agreement with Sucden, Lewington and Commonwealth, pursuant to which Sucden, Lewington and Commonwealth will together have the right to appoint one member of Cosan’s board of directors as long as (1) they collectively hold two-thirds of the number of Cosan’s shares (25,959,450 shares) that they currently own and (2) their collective ownership interest in Cosan represents at least 3.5% of Cosan’s total share capital.

In March and September 2006, amendments to this shareholder agreement were executed in order to allow Sucden to pledge up to 2,400,000 common shares of Cosan’s capital stock to BNP Paribas or any of its subsidiaries. Nonetheless, for such a pledge to be valid, the amendment requires that BNP Paribas undertake in writing in the pledge documentation not to enforce such pledge and not to sell any of the relevant shares.

Cosan Portuária

On February 8, 1999, São Francisco and Tate & Lyle do Brasil Serviços e Participações S.A. entered into a shareholders’ agreement that regulates the rights of the shareholders of Cosan Portuária (formerly São Francisco Operadora Portuária de Granéis Ltda.). In April 2004, Cosan acquired 90.0% of the outstanding capital stock of Cosan Portúaria through a Cosan capital increase in the amount of US$1.5 million, which was fully subscribed by Cosan’s shareholder, São Francisco, using shares that it held at Cosan Portuária.

Under this shareholders’ agreement, the following matters require the approval of shareholders representing at least 92% of Cosan Portuária’s share capital:

•	any actions that may jeopardize the capacity of Cosan Portuária to service its customers in the ordinary course of business;

•	the performance by Cosan Portuária of any activities or businesses different from its ordinary course of business (including the sale and acquisition of assets);

•	any merger, amalgamation or spin-off of Cosan Portuária with or into any other companies;

•	transactions between Cosan Portuária and any of its shareholders or affiliates;

•	the issuance, cancellation or amendment of any guarantees, indemnities or powers-of-attorney (except if entered into with the Brazilian Port Authorities—CODESP by virtue of the port concession);

•
any amendments to the bylaws or any other corporate documents of Cosan Portuária that may affect any of the matters that require the approval of Tate & Lyle do Brasil Serviços e Participações S.A. or any minority shareholders rights to which Tate & Lyle do Brasil Serviços e Participações S.A. is entitled;

•	any changes in the share capital of Cosan Portuária;

•	the dissolution, termination or liquidation of Cosan Portuária;

•	distribution of dividends or other payments by Cosan Portuária to its shareholders; and

•	the termination of any agreements entered into between Cosan Portuária and Tate and Lyle (or any of Tate & Lyle’s affiliates).

The board of directors of Cosan Portuária is comprised of ten members, nine of which (and their alternates) are designated by Cosan’s and one (and his alternate) is designated by Tate & Lyle. Holders of non-voting preferred shares of Cosan Portuária are entitled to dividends in an amount that is 10% higher than dividends distributed to holders of its common shares. Dividends to be distributed to Tate & Lyle may be applied (through set-off or in the form of a discount) against payments due from Tate & Lyle pursuant to the commercial agreements entered into between Tate & Lyle and Cosan. This shareholders agreement remains valid as long as the port concession granted to Cosan Portuária is in effect.

Shareholders’ Agreements and Other Arrangements Involving our Controlling Shareholder

Our controlling shareholder Mr. Rubens Ometto Silveira Mello, is a party, together with his mother, Mrs. Isaltina Ometto, an indirect minority shareholder of Cosan, to shareholders’ agreements as well as other contractual arrangements governing the holding companies that own, directly and indirectly, Cosan’s and our share capital. The terms of these agreements, which were entered into in 1996 and 1997, grant veto rights to Mrs. Ometto for any changes in the share capital of these holding companies, their respective dividend policies, their ability to sell assets and other corporate actions that may result in a dilution of her equity interest in these companies. In addition, Mrs. Ometto has a right of first refusal in connection with the sale of equity interests in, or held by, these holding companies.

The agreement governing the purchase by Mr. Rubens Ometto Silveira Mello of Mrs. Isaltina Ometto’s equity interest in Nova Celisa also provides that if Mr. Ometto were to default in the payment of the purchase price for preferred shares of Nova Celisa S.A., 2% of the common shares that he acquired would be returned to Mrs. Ometto, which would effectively transfer control of Cosan to Mrs. Ometto. However, we believe that the risk of default is minimal, as the remaining unpaid portion of the purchase price is a monthly stipend for living expenses required to be paid by Mr. Ometto to his mother, together with additional non-cash consideration. All payments required to be made under this agreement have been made to date.

B. Related Party Transactions

 We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 12 to our audited financial statements included in this annual report.

Our board of directors delegates to the audit committee the responsibility for reviewing and approving all related party transactions (within the meaning of Item 404 of Regulation S-K of the SEC). The audit committee is responsible for obtaining information from our directors, executive officers and major shareholders with respect to related party transactions and for then determining, based on the facts and circumstances, whether our company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to our company or a related party has been disclosed herein.

The following summarizes the material transactions we engaged in with our principal affiliates in the fiscal year ended April 30, 2008.

Recurring Transactions with Shareholders

Cosan leases agricultural land for planting sugarcane from certain of our and its shareholders and other related parties on market terms. As of April 30, 2008, Cosan leased 330,868 hectares through approximately 1,967 land lease contracts with an average term of five years. Three of these contracts (covering 37,574 hectares, or approximately 11.4% of the land leased by us) are with entities controlled by our chief executive officer and controlling shareholder. These land lease agreements are on arm’s length terms equivalent to those we enter into with third parties. Lease payments under these agreements are based on the price of approximately 16.5 tons of sugarcane per hectare, calculated in accordance with certain regulations of CONSECANA.

Guarantees with Related Parties

On June 28, 2005, Mr. Rubens Ometto Silveira Mello, Barra, Amaralina, Cosan Portuária, Cosan S.A. Refinadora de Açúcar and Agrícola Ponte Alta entered into a guarantee agreement with the IFC, pursuant to which they jointly and severally guaranteed Cosan’s obligations under the IFC Loans up to an aggregate principal amount of US$70.0 million. See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Indebtedness - IFC Loans”.

As a result of Cosan’s participation in the PESA federal government financing program between 1998 and 2000, Amaralina mortgaged land to secure the restructuring of Cosan’s debt, and Agrícola Ponte Alta and Pedro Ometto S.A. mortgaged land to secure the restructuring of the debt of Da Barra. See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Special Agricultural Financing Program (Programa Especial De Saneamento De Ativos)”.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Tax Proceedings

We are engaged in a number of legal proceedings with Brazilian tax authorities in the total amount of US$1,437.8 million for which we have recorded provisions in an aggregate amount of US$435.6 million at April 30, 2008. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially adversely affected.

Cosan has tax credits related to IPI Premium Credit introduced by Decree Law No. 491/69, which represents an incentive to export trading companies, through the grant of IPI tax credits calculated on export sales, as a form of compensation for the tax paid internally. We have used a portion of these credits to offset federal taxes and contributions. The Superior Court of Justice of Brazil had previously ruled that IPI premium credits could be used by companies to offset against other federal taxes. However, in a ruling dated November 9, 2005, the Superior Court of Justice of Brazil, a Brazilian appellate court, changed its prior position. This decision may be appealed by the losing party with the Superior Court of Justice of Brazil, and, if the party loses this appeal, it may further appeal the decision with the Superior Federal Court of Brazil (Supremo Tribunal Federal). As these proceedings remain pending, we have established a provision in the amount of US$149.2 million in our consolidated financial statements at April 30, 2008 for the full amount of the taxes that we have offset pursuant to the initial judicial authorization (including interest calculated at the Brazilian base interest rate, or “SELIC rate”). At April 30, 2008, we had an amount of US$294.3 million related to these credits that we have not used to offset any federal taxes and contributions. These credits are not recognized in the financial statements.

Da Barra is a party to legal actions challenging the right to recognize the IPI tax credits arising from purchases of raw materials, intermediary products and packaging materials that are tax-exempt, non-taxable or taxed at a zero percent rate. We have offset US$16.4 million of taxes with IPI tax credits as of April 30, 2008, and we have established a provision in the amount of US$32.3 million in our consolidated financial statements for the full amount of the taxes that we have offset pursuant to a judicial authorization granted (including interest calculated at the SELIC rate).

On October 31, 2006, Cosan and controlled company Da Barra adhered to the Special Program for the Payment of ICMS Tax Debts. As a result, we settled a material portion of our ICMS tax debts and reduced considerably the amount of the corresponding provision. As for the remaining ICMS debts, we had established a provision in an aggregate amount of US$25.9 million as of April 30, 2008. As of April 30, 2008, the total amount related to the remaining ICMS tax debts was of US$119.5 million.

In addition, the Brazilian federal tax authorities issued tax deficiency notices against Cosan and its subsidiaries alleging that it had not collected an aggregate amount of US$83.6 million in PIS and COFINS with respect to foreign exchange gains and other income. Based on the opinion of our legal counsel, we have assessed the likelihood of loss in these cases as probable. As these proceedings remain pending, as of April 30, 2008 we have recorded a provision in the full amount of US$83.6 million claimed by the Brazilian federal tax authorities.

Da Barra instituted administrative proceedings to recover IPI taxes paid with respect to refined amorphous sugar and the right to offset these IPI taxes against other federal taxes. During these proceedings, Da Barra offset these IPI tax credits against other federal taxes. However, despite the ongoing administrative proceeding, the Brazilian federal tax authority (Secretaria da Receita Federal), or “SRF”, issued tax deficiency notices against Da Barra, claiming that Da Barra owed the full amount of the federal taxes that it offset with these IPI tax credits. To suspend the effectiveness of these tax deficiency notices, Da Barra filed suit for and obtained a preliminary injunction through a writ of mandamus. As of April 30, 2008, Da Barra has used a portion of these IPI tax credits to offset IPI and other federal taxes in an aggregate amount of US$89.3 million. We have not recorded a provision.

Da Barra is a party to legal proceedings challenging the constitutionality of contributions that it did not pay to the Sugar and Alcohol Institute (Instituto do Açúcar e Álcool), or “IAA”, which were levied on the sale of sugar and ethanol during the period between March 1989 and November 1991, in an aggregate amount equal to US$18.3 million. In addition, Da Barra is a party to several tax execution proceedings filed by the Brazilian federal government, as successor to credits held by the now-dissolved IAA, deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) with respect to payments under cross-border loans for which the Brazilian federal government acted as guarantor. The claims involved in these suits amounted to US$55.4 million at April 30, 2008. However, in light of the judicial decision in favor of Da Barra during the second quarter of 2006, our legal advisors reassessed the estimate of loss for these tax collection claims, reducing them to US$27.5 million, which has been reserved for in financial statements. As a result of the reassessment of the loss estimate, Da Barra recognized a reversal of the updating of the provision for these claims for the year ended April 30, 2007, in the amount of US$25.4 million, which was recorded under the financial income (expenses), net. At April 30, 2008, the total provision for these claims was US$28.9 million.

In September 2006, the Brazilian federal tax authorities issued a tax notice against Cosan in an aggregate amount equal to US$91.8 million, including penalties and interest, related to withholding income tax. Despite what we believe is a remote chance of our success on the administrative level, we believe, based on the advice of our external legal counsel, that it is possible that we will prevail once this matter is brought before a court, and accordingly, we have not recorded a provision in our consolidated financial statements for this contingency.

We are also involved in other tax proceedings relating to ICMS, the IAA tax, IPI and other federal taxes, including withholding income tax mentioned above, with claims in an aggregate amount of US$364.5 million as of April 30, 2008. We have not established a provision for these tax proceedings based on our assessment that we will prevail in these proceedings.

Social Security Proceedings

The National Social Security Institute (Instituto Nacional da Seguridade Social), or “INSS”, a Brazilian federal agency, has filed several claims against us. The social security claims that have been filed against us total US$173.1 million in respect of differences in payroll contributions to agricultural employees, differences in joint responsibility contributions with hired service providers and differences in the Workmen’s Compensation Insurance contribution, over a period of several years. We believe that it is probable that we will be required to pay certain of these claims depending on the periods covered thereby. We have recorded a provision in an aggregate amount of US$9.4 million as of April 30, 2008.

Environmental Proceedings

We are party to a number of administrative and judicial proceedings regarding environmental matters. We are subject to several public civil actions related to matters including our burning of sugarcane (which is part of the manual sugarcane harvesting process), historical patrimony preservation, and protected areas. We are also subject to over 100 administrative proceedings concerning matters including the burning of sugarcane, liquid effluent discharge, air pollution, damage to environmentally protected areas and death of fish, with the claims in these proceedings totaling US$15.4 million in the aggregate. We have not recorded a provision for such proceedings and are unable to estimate the amount of eventual losses that could potentially result from these proceedings.

Labor Claims

As of April 30, 2008, there were approximately 2,000 individual labor lawsuits filed against us and the total amount of our potential liability under these lawsuits amounted to a total of US$60.2 million. As of April 30, 2008, we had established a provision for these contingencies in the amount of US$35.8 million. The labor claims principally relate to claims to overtime and wage premiums related to workplace hazards.

Other Proceedings

We are party to numerous civil lawsuits involving claims that amounted to US$140.7 million in the aggregate as of April 30, 2008. Based on the opinions of the legal counsel handling these lawsuits, we have recorded a provision for civil contingencies in our consolidated financial statements of US$22.9 million as of April 30, 2008.

For certain tax, civil and labor lawsuits, we have made judicial deposits in an aggregate amount of US$27.3  million as of April 30, 2008.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of US$149.1 million. The company had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year 2007, Brazilian courts reached a final and unappealable decision favorable to us. On April 30, 2008, this account receivable from government amounted to US$202.8 million.

Costa Pinto, one of the entities through which Mr. Rubens Ometto Silveira Mello previously held Cosan’s shares, its officers, directors, members of the fiscal council and controlling shareholders were party to an administrative proceeding initiated by the CVM for non-payment of minimum dividends to preferred shareholders during fiscal years 2000, 2002 and 2003. In this proceeding, it was asserted, among other things, that the equity method of accounting to determine net income available for dividends should not have been used. On July 14, 2004, a special preferred shareholders meeting approved the distribution of the dividends and ratified an agreement between the preferred shareholders and Costa Pinto. The parties entered into a consent decree with the CVM, agreeing to pay a total amount of R$0.3 million, and as of the date of this annual report, all issues relating to such administrative proceeding have been resolved and Costa Pinto has paid all dividends due to its preferred shareholders.

On August 10, 2007, the CVM requested information from Mr. Rubens Ometto Silveira Mello, in his capacity as chairman of the board of directors and chief executive officer of Cosan, as to whether he breached any duty of loyalty to Cosan’s minority shareholders under Brazilian law by taking actions to effect the corporate reorganization or by potentially usurping corporate opportunities otherwise available to Cosan, especially with regard to business activities outside of Brazil by our company that could be conducted by Cosan. Mr. Rubens Ometto Silveira Mello informed the CVM on August 14, 2007 that his roles in the corporate reorganization and with respect to the corporate reorganization have been, and will continue to be, conducted in compliance with Brazilian law.

In addition, during a meeting held on August 15, 2007, we were informed by CVM commissioners that, in their opinion, future conduct of business activities outside of Brazil by our company, when these activities could be carried out by Cosan, may breach provisions of Brazilian law relating to the duty of loyalty and corporate opportunities. The CVM stated that, if our company pursues in the future corporate opportunities outside Brazil to the detriment of Cosan, the CVM may bring an administrative proceeding against Mr. Rubens Ometto Silveira Mello or us, which we anticipate may result in the imposition of monetary penalties. Mr. Rubens Ometto Silveira Mello has informed us that he believes he has not, and we also believe that we have not, breached any applicable Brazilian law; and, as and if necessary, he and we will seek to take measures to ensure compliance with such law.

On December 5, 2007, following receipt of the approval of the Extraordinary Shareholders Meeting of Cosan, Cosan Limited, Cosan and Mr. Rubens Ometto Silveira Mello executed a “Commitment to Offer Commercial Opportunities,” which regulates the terms and conditions in which the international commercial opportunities developed by Cosan Limited are to be offered to Cosan, allowing Cosan to participate, in accordance with the conditions established under the agreement, in those commercial opportunities.

Our company has undertaken to the CVM not to change the steps of the corporate reorganization as described in our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission as well as in this annual report, particularly with respect to the exchange offer to be made to Cosan shareholders.

Dividends and Dividend Policy

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy is similar to the current dividend policy of our main subsidiary, Cosan. Cosan is required by the Brazilian corporate law to distribute (and has historically done so) on an annual basis dividends representing 25% of its net income (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). We intend to pay cash dividends representing on an annual basis 25% of our annual consolidated net income (as calculated under U.S. GAAP), to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law.

Cosan has a dividend policy that is similar to that of our company, although the net income is calculated in accordance with Brazilian GAAP (subject to certain adjustments mandated by Brazilian corporate law). Because Brazilian GAAP differs in significant respects from U.S. GAAP, Cosan’s dividends to us may be lower than the corresponding amounts under our dividend policy, which is based upon net income under U.S. GAAP. The main difference between U.S. GAAP and Brazilian GAAP that produces material variances in net income relates to hedging transactions. Under Brazilian GAAP, hedging results are allocated to the income statement together with the result of the underlying asset. Under U.S. GAAP, we “mark to market” our hedging portfolio against financial income (expense). As a result, for U.S. GAAP purposes, our hedging policy is likely to be responsible for fluctuations in our net income. We expect that differences may occur in the fiscal year 2009 and future periods, as Cosan continues to enter into hedging transactions. The amount of Cosan’s dividends to us will also depend upon the level of our future ownership in Cosan’s common shares. In the event of any difference between dividends to be paid under our dividend policy and dividends paid to us by Cosan, our board of directors will be required to decide, at the relevant time, either to pay dividends above 25% of net income (as calculated under U.S. GAAP) or else pay dividends below that 25% level using cash dividends received from Cosan and any other subsidiaries.

Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all due to a number of factors, such as:

•	we are a holding company, and therefore, our ability to pay dividend will depend on our ability to receive distributions from our subsidiaries, particularly our subsidiary Cosan;

•	our subsidiaries may become subject to covenants restricting their ability to distribute dividends under credit facilities, term loans or other indebtedness;

•
any imposition of restrictions on conversions and remittances by the Brazilian government could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends of our Brazilian subsidiaries;

•	our shareholders have no contractual or other legal rights to dividends pursuant to Bermuda law; and

•	we may not have sufficient cash to pay dividends due to changes in our operating earnings, working capital requirements and anticipated cash needs.

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each class A common share and class B common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our bye-laws and Cosan’s by-laws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

The dividend rights attaching to our class A common shares and class B common shares are not cumulative in the event that we do not, for any reason, pay dividends on those shares.

Any cash dividends payable to holders of our common shares quoted on the NYSE will be paid to Mellon Investors Services LLC, our transfer agent in the United States, for disbursement to those holders.

As of April 30, 2008, there were no retained earnings available for dividends.

Cosan’s Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s financial statements in accordance with Brazilian GAAP. The mandatory dividend is equal to 25% of Cosan’s net income for the prior year (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). The mandatory dividend may be made in the form of dividends or interest on shareholders equity, which may be deducted by Cosan in calculating its income and social contribution tax obligations. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of Cosan’s common shares and depends on numerous factors. These factors include Cosan’s results of operations, financial condition, cash requirements, future prospects, financial covenant limitations, and other factors deemed relevant by Cosan’s board of directors and shareholders. Cosan’s board of directors has adopted a dividend policy pursuant to which Cosan has distributed as dividends and/or interest on shareholders equity in the amount of approximately 25% of Cosan’s net income for each fiscal year. Under Brazilian corporate law, Cosan may establish income reserve accounts composed of a legal reserve, an investments reserve and/or a retained profit reserve. The balance of such income reserve accounts must not exceed the amount of Cosan’s capital stock and any excess amounts must either be incorporated to its capital stock or distributed as dividends. Cosan currently does not have any income reserve accounts, but may establish them in the future. Cosan has historically paid cash distributions.

The following table sets forth Cosan’s dividend distributions calculated, under Brazilian GAAP, for each of the last five fiscal years:

Fiscal Year	Total Dividend Distribution
	(in millions of US$)
2003	US$	1.8
2004		1.0
2005		0.6
2006		-
2007		37.3
2008		-

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. In addition, Brazilian tax laws permit Cosan to make distributions to shareholders of interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction is limited to (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; or (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on shareholders’ equity is subject to withholding income tax at the rate of 25%.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—History and Development of the Company.” Please also see our earnings reports filed with the SEC on Form 6-Ks on July 31, 2008 and September 16, 2008, respectively.

Item 9. The Offer and Listing

A. Offer and Listing Details

Prior to August 16, 2007, no public market existed for our class A common shares. Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ”. The BDRs representing our class A common shares are listed on the BOVESPA and trade under the symbol “CZLT11”.

The following information concerning the trading history of our class A common shares and BDRs representing our class A common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for either our class A common shares on the NYSE or BDRs representing our class A common shares on the BOVESPA. Actual future sales prices for our class A common shares and the BDRs are likely to be significantly different from their trading history.

The following table sets forth the high and low closing sales prices for our class A common shares on the NYSE and the BDRs representing our class A common shares on the BOVESPA for the periods indicated.

	NYSE (USD per common share)
	High		Low
Fiscal Year(1)
2008	US$	15.75	US$	10.00

Fiscal Quarter
First Fiscal Quarter 2008		-		-
Second Fiscal Quarter 2008		13.28		10.05
Third Fiscal Quarter 2008		14.35		10.00
Fourth Fiscal Quarter 2008		15.75		11.85

	NYSE (USD per common share)
	High	Low
First Fiscal Quarter 2009	22.69	18.40

Month
March 2008	15.75	11.85
April 2008	14.80	11.85
May 2008	13.69	11.78
June 2008	12.84	11.03
July 2008	13.99	12.69
August 2008	13.33	11.62
September 2008 (through Sept 10)	11.33	8.02

Sources: Factset; Reuters.

(1)	Our fiscal year ends on April 30.

	BOVESPA (reais per BDR)
	High		Low
Fiscal Year
2008	R$	26.99	R$	18.20

Fiscal Quarter
First Fiscal Quarter 2008		-		-
Second Fiscal Quarter 2008		24.12		19.90
Third Fiscal Quarter 2008		25.10		18.20
Fourth Fiscal Quarter 2008		26.99		20.55
First Fiscal Quarter 2009		22.69		18.40

Month
March 2008		26.99		20.55
April 2008		24.30		21.29
May 2008		22.69		19.40
June 2008		20.50		18.40
July 2008		21.99		20.53
August 2008		20.94		18.75
September 2008 (through Sept 10)		19.20		14.59

 Sources: Economatica; Reuters.

On September 10, 2008, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BOVESPA were US$8.02 and R$14,78 (US$8.28) per class A common share and BDR representing our class A common shares, respectively.

Trading History of Cosan’s Common Shares

Prior to our initial public offering and the formation of our company, Cosan’s common shares have been listed on the Novo Mercado segment of the BOVESPA under the symbol “CSAN3”. Because the exchange offer has been completed and not all shareholders accepted our exchange offer, we do not expect to seek delisting from trading on the Novo Mercado. For more information regarding the exchange offer see our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission.

The following information concerning the trading history of Cosan’s common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for either our class A common shares on the NYSE or BDRs representing our class A common shares on the BOVESPA. Actual future sales prices for our class A common shares and the BDRs are likely to be significantly different from the trading history of Cosan’s common shares.

The market information in the following tables has been restated to reflect the three-for-one share split of Cosan’s common shares on August 31, 2006.

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BOVESPA for the periods indicated.

	BOVESPA (reais per common share)
	High		Low
Fiscal Year
2007	R$	59.42	R$	27.46
2008		42.30		18.90

Fiscal Quarter
First Fiscal Quarter 2007		59.42		38.35
Second Fiscal Quarter 2007		48.09		27.46
Third Fiscal Quarter 2007		46.57		35.26
Fourth Fiscal Quarter 2007		43.46		35.93
First Fiscal Quarter 2008		42.30		30.70
Second Fiscal Quarter 2008		33.09		21.21
Third Fiscal Quarter 2008		27.49		18.90
Fourth Fiscal Quarter 2008		31.80		23.70
First Fiscal Quarter 2009		33.15		23.97

Month
March 2008		31.80		24.50
April 2008		29.90		23.70
May 2008		28.39		25.25
June 2008		28.19		23.97
July 2008		33.15		28.19
August 2008		30.80		25.97
September 2008 (through September 10)		25.28		17.40

 Source: Economatica, Reuters.

On September 10, 2008, the last reported closing sale price of Cosan’s common shares on the BOVESPA was R$17.40 (US$9.74) per share.

Trading on the BOVESPA

The BDRs are traded only in the secondary market of the BOVESPA, and private trading is not permitted. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA may be effected off the exchanges in the over-the-counter market in certain limited circumstances. The shares of all companies listed on the BOVESPA, including the Novo Mercado and Level 1 and Level 2 companies, are traded together. Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the BOVESPA is the Companhia Brasileira de Liquidação e Custódia, or “CBLC”. In order to reduce volatility, the BOVESPA has adopted a circuit breaker system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BOVESPA is significantly less liquid than the

 NYSE, or other major exchanges in the world. As of December 31, 2007, the aggregate market capitalization of the 394 companies listed on the BOVESPA was equivalent to approximately R$ 2.5 trillion (US$1.4 trillion) and the 10 largest companies listed on the BOVESPA represented 45% of the total market capitalization of all listed companies. In contrast, at December 31, 2007, the aggregate market capitalization of the 2,764 companies listed on the NYSE was approximately US$30.4 trillion and the 10 largest companies listed on the NYSE represented approximately 10.2% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may negatively impact the market price of the BDRs representing our class A common shares.

Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulation. With limited exceptions, non-Brazilian holders that invest in Brazil under the terms of Conselho Monetário Nacional (National Monetary Council), or “CMN” Resolution No. 2,689 of January 26, 2000, as amended, or Resolution 2,689, may trade on Brazilian stock exchanges or Brazilian organized and authorized over-the-counter markets, and must restrict their securities trading to transactions on such markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution 2,689 to other non-Brazilian holders through a private transaction. Resolution 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearing house. Such financial institutions and clearing houses must be duly authorized to act as such by the Central Bank and the CVM.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and by Law No. 6,404 of December 15, 1976, or “Brazilian corporate law”, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the CMN; and the Central Bank of Brazil, or “Central Bank”, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions.

Any trades or transfers of the BDRs representing our class A common shares by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. Under Brazilian corporate law, a Brazilian corporation is either publicly held (companhia aberta), as Cosan is, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. Additionally, non-Brazilian companies sponsors of BDR programs are also registered with the CVM and, to the extent permitted by the respective applicable laws and regulations, are also subject to reporting requirements.

A company registered with the CVM may trade its securities either in stock exchanges or in the Brazilian over-the-counter market. The common shares issued by Cosan are listed on the Novo Mercado segment of the BOVESPA. We have applied to list the BDRs representing our class A common shares on the BOVESPA. The trading of securities of a listed company on the BOVESPA may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a publicly held company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Investment in BDRs by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including BDRs, on a Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325. With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized and authorized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our BDRs are made through the exchange markets and are subject to restrictions under foreign investment regulations which generally require, among other things, registration with the Central Bank and the CVM. In order to subscribe BDRs through the foreign exchange market, under the Resolution 2,689, an investor residing outside Brazil must:

•	appoint at least one representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM; and

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions on the Brazilian stock exchanges and organized over-the-counter markets involving securities listed for trading in such markets.

Additionally, an investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian Taxpayers’ Registry, managed by the Brazilian Federal Revenue Office (Receita Federal do Brasil), pursuant to its Instruction No. 568. For information on certain possible Brazilian tax effects on the sale of our BDRs, see “Risk Factors”.

B. Plan of Distribution

Not applicable.

C. Markets

Our class A common shares are listed on the NYSE and trade under the symbol “CZZ”. The BDRs representing our class A common shares are listed on the BOVESPA and trade under the symbol “CZLT11”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable

B. Memorandum and Bye-laws

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007. We are registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The objects of our business are set forth in our memorandum of association and provide that we have unrestricted objects and powers and rights including to:

•	import, export, produce and sell ethanol, sugar, sugarcane and other sugar by-products;

•	distribute and sell fuel and other fuel by-products;

•	produce and market electricity, steam and other co-generation by-products;

•	render technical services related to the activities mentioned above; and

•	hold equity interests in other companies.

There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

Issued Share Capital

We increased our authorized class A common shares from 1,000 to 1,000,000,000 class A common shares, on July 27, 2007, and approved the issuance, transfer and exchange of 96,332,044 class B series 1 common shares to Queluz Holdings Limited and Costa Pinto.

Our authorized share capital consists of 1,000,000,000 class A common shares, par value US$0.01 per share, and 188,886,360 class B common shares, par value US$0.01 per share. The authorized class B common shares are, in turn, divided into two series: 96,332,044 class B series 1 common shares, par value US$0.01 per share; and 92,554,316 class B series 2 common shares, par value US$0.01 per share. We have 129,910,812 class A common shares and 96,332,044 class B series 1 common shares issued and outstanding.

As of the date of this annual report, no preference shares are issued and outstanding. All of our common shares issued and outstanding prior to completion of the exchange offer are and will be fully paid, and all of our shares to be issued in the exchange offer will be issued as fully paid. In accordance with Bermuda law, and subject to any contrary provision in any agreement between us and our shareholders, in relation to fully-paid shares of our company, no shareholder shall be obliged to contribute further amounts to the capital of our company, either in order to complete payment for their shares, to satisfy claims of creditors of our company, or otherwise; and no shareholder will be bound by an alteration of the memorandum of association or bye-laws of our company after the date on which he or she became a shareholder, if and so far as the alteration requires him or her to take, or subscribe for additional shares, or in any way increases his or her liability to contribute to the share capital of, or otherwise to pay money to, our company.

Pursuant to our bye-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued share capital.

Under our bye-laws, the holders of our class A common shares and class B common shares will be offered the preemptive right to purchase, in the first instance, on a pro rata basis according to their ownership interests, additional shares in the event of any increase in share capital. However, this preemptive right may be waived by (1) a majority of our board of directors in the case of an offering (whether or not registered under the Securities Act) or (2) a majority of the independent directors on our board of directors in any circumstance.

Pursuant to and in accordance with the Notice to the Public dated June 1, 2005 issued by the Bermuda Monetary Authority, there is no limitation on the right of non-residents of Bermuda to hold our shares as long as we remain listed on the NYSE.

Common Shares

Holders of class A common shares are entitled to one vote per share on all matters submitted to a vote of shareholders in general meeting. Holders of class B series 1 common shares or class B series 2 common shares are entitled to ten votes per share on all matters submitted to a vote of shareholders in general meeting, except as otherwise provided by our bye-laws.

Except for the conversion provisions relating to our class B common shares, holders of our class A common shares and class B common shares have no redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding-up, the holders of class A common shares and class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Under our bye-laws, we may, subject to the affirmative vote of a majority of our board of directors and, in certain circumstances as provided for in our bye-laws, a majority of our class A common shares and class B common shares, each voting as a separate class, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. There are no outstanding preference shares, and we have no present plans to issue any preference shares.

Dividend Rights

For information concerning dividend rights of our class A common shares, class B series 1 common shares and class B series 2 common shares, see “Item 8A. Financial Information - Consolidated Statements and Other Financial Information - Dividends and Dividend Policy”.

Tag-along Rights

Following the consummation of our initial public offering, no person or group of persons (other than a holder of class B series 1 common shares) may, in a transaction or series of transactions, acquire, directly or indirectly, the beneficial ownership of class A common shares representing more than 15% of our issued and outstanding common shares from any person or otherwise acquire control over our company, unless the terms and conditions of such transaction or transactions include an offer by the acquiring person or group of persons to the holders of all other class A common shares or class B common shares to acquire at the option of each applicable shareholder, all or any part of the respective shares owned by such shareholder. The price per share paid by the acquiring person or group of persons will be equivalent to the greater of (1) the highest price per share paid by the acquiring person or group of persons to acquire any such class A shares representing 15% of our issued and outstanding common shares or control, as applicable and (2) a price determined based on an appraisal report. The tag-along tender offer must be launched promptly after closing of the sale that triggers application of the tag-along provision and be completed within 60 days after the consummation of the transaction or series of transactions. In the event that the tag-along tender offer is not completed within the 60-day period, the holder or holders of the shares acquired in the sale that triggered the preemption rights will not be entitled to vote such shares, and we will be entitled to compel such holder or holders to sell these shares to unaffiliated persons deemed acceptable by a majority of our board of directors at the lower of (A) the lowest acquisition price for the class A common shares and (B) the then prevailing market price on the NYSE or such other stock exchange which constitutes the principal market for the class A common shares on a date selected by our board of directors that is not more than ten trading days on the applicable exchange following the expiration of the 60-day period.

Conversion

Our class A common shares are not convertible into any other shares of our authorized share capital.

Each class B common share is convertible at any time after three years following our initial public offering (August 16, 2007), at the option of the holder, into one class A common share. In addition, each class B common share will, subject to limited exceptions applicable to class B series 1 common shares referred to below, automatically convert into one class A common share upon any transfer of its current beneficial ownership, whether or not for value.

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by 66-2/3% of our board of directors based on the medical determination of two internationally-recognized certified physicians that he is permanently mentally incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our bye-laws:

•	appointment of the chief executive officer of our company or any of its subsidiaries (including successors thereof);

•	changes to the core business strategy of our company or any of its subsidiaries;

•	change name or corporate purpose of our company or any of its subsidiaries;

•	amendments to any rights of the class B series 1 common shares;

•	any recapitalization, stock split, combination, reclassification or similar action affecting equity interests in our company or any of its subsidiaries;

•	redemption, capital reduction or other acquisition for value of any shares of equity interests in our company or any of its subsidiaries;

•
any transaction or series of transactions resulting in a spin-off, delisting, merger, amalgamation, reorganization or combination of or by our company or any of its subsidiaries with, or any acquisition of, another person involving an amount in excess of US$250 million;

•	any sale, lease, assignment, transfer or other disposition of assets valued in the aggregate, in excess of US$250 million;

•	any voluntary liquidation, reorganization, dissolution or winding-up of, or a voluntary filing for bankruptcy protection by our company or any of its subsidiaries;

•	the approval of the limit of the compensation of members of the board of directors or executive officers of our company or any of its subsidiaries;

•	the making of any investment in excess of US$250 million other than investments in the ordinary course of business;

•	entering into any joint venture, partnership or any similar arrangement other than in the ordinary course of business;

•	any related-party transactions;

•	the incurrence of any liens on properties valued, in the aggregate, in excess of US$250 million;

•	amendment of the provisions of any of the foregoing actions or events; and

•	agreeing to, or otherwise committing to take, any of the foregoing actions.

Mr. Rubens Ometto Silveira Mello may also transfer his class B series 1 common shares to a trust, corporation, partnership or limited liability company in which he and, following his death or permanent incapacitation, a member or members of his immediate family, directly or indirectly, retain sole dispositive power and exclusive voting control with respect to such entity and the class B series 1 common shares held by such entity. In addition, any such trust, corporation, partnership, or limited liability company that directly holds class B series 1 common shares may distribute those shares to its respective partners, members or owners (which may further distribute the class B series 1 common shares to their respective partners, members or owners) without triggering a conversion to class A common shares, provided that Mr. Rubens Ometto Silveira Mello and, following his death or permanent incapacitation, his immediate family members continue to hold sole dispositive power and exclusive voting control over the class B series 1 common shares.

Class B common shares also will automatically convert into class A common shares when the aggregate outstanding class B series 1 common shares represent less than 45% of our total voting power in respect of the issued and outstanding share capital in the company. In addition, class B series 2 common shares will automatically convert into class A common shares if all the class B series 1 common shares convert into class A common shares.

Once transferred and converted into class A common shares, class B common shares will not be reissued. No class of common shares may be subdivided or combined unless the other class of common shares concurrently is subdivided or combined in the same proportion and in the same manner.

Transfer of Shares

Our board of directors may, in its discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to register the transfer of a share unless the instrument of transfer for such share is duly stamped (if required by law), is in respect of one class of shares, is in favor of less than 5 persons jointly and is accompanied by the relevant share certificate (if one has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Any transfer of beneficial ownership of class B series 1 common shares or class B series 2 common shares not registered with the company will be null and void. For a period of three years following our initial public offering (August 16, 2007), holders of our class B series 2 common shares may not transfer less than all of the class B series 2 common shares that they own. Subject to these restrictions as are more fully set out in our bye-laws a holder of shares in the company may transfer the title to all or any of such holder’s shares in the company by completing a form of transfer in such form as our board of directors may reasonably approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share, our board of directors may accept the instrument signed only by the transferor. The board may also accept mechanically executed transfers.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company as of the date of deposit carries the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our bye-laws provide that the chairman of the Board may call an annual general meeting or a special general meeting. Special general meetings of the shareholders may also be convened by our board of directors.

Under our bye-laws, at least 10 clear days notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to receive notice of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if notice is served pursuant to Bermuda law in the manner provided by the Companies Act 1981. The quorum required for a general meeting of shareholders is two or more persons present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting power of the shares in the Company which by their terms carry the right to vote.

Any action required to be taken at a meeting of shareholders except in the case of the removal of auditors or directors may be taken without a meeting and without vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of issued and outstanding shares of the company, their proxy or corporate representative representing the percentage of votes required if the resolution had been voted on at a meeting of the shareholders. Notice of any resolution in writing shall be given to all shareholders entitled to attend a vote at a shareholder meeting.

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which audited financial statements must be presented at the annual general meeting unless waived in accordance with the provisions of the Companies Act 1981. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors must consist of between five and eleven directors or such greater number as the board may determine. Our board of directors currently consists of nine directors. Our bye-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules promulgated by (1) the U.S. Securities and Exchange Commission under the Exchange Act and (2) by the NYSE or any other principal securities exchange on which the class A common shares are so listed).

Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. There is also no requirement under Bermuda law or in our bye-laws that our directors must retire at a certain age.

Any shareholder wishing to propose for election as a director a person who is not an existing director must give notice to the company of the intention to propose that person for election. The notice must be given not later than 90 days before the first anniversary of the last annual general meeting, or ten days after the notice of the general meeting at which the directors will be elected, whichever is earlier.

Our bye-laws provide that a director may be removed with or without cause by a majority of the other directors then in office. Our bye-laws also provide that a director may be removed for cause by the affirmative vote of the holders of a majority of the shareholder votes cast at a general meeting at which a quorum is present, provided notice is given to the director of the shareholders general meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of the holders of a majority of the aggregate voting power of the shares of the Company which carry the right to vote on all matters submitted to shareholders, provided notice is given to the director of the general meeting convened to remove the director, which notice must contain a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. As long as a director has made a written request deposited at the registered office of the Company pursuant to the

Companies Act 1981, a director is entitled to attend the general meeting and be heard at any general meeting called for his removal.

So long as a quorum remains in office, our board of directors may fill any casual vacancy occurring.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided that he or she discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our bye-laws provide that a director is entitled to be counted in the quorum, but may not vote in respect of any such contract or arrangement in which he or she is interested. Under Bermuda law, a director (including the spouse or children of the director or any company (other than a company which is a holding company or a subsidiary of the company making the loan) of which such director, spouse or children own or control, directly or indirectly, more than 20% of the total capital or loan debt) cannot borrow from us without the consent of any shareholders holding in the aggregate not less than 90% of the total voting rights of all shareholders having the right to vote at any general meeting of the shareholders.

Waiver of Claims by Shareholders; Indemnification of Directors and Officers

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We understand that, in the opinion of the staff of the SEC, the operation of this provision as a waiver of the right to sue for violations of U.S. federal securities laws would likely be unenforceable in U.S. courts.

Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty.

Amalgamations and Other Business Combinations

Under Bermuda law, the amalgamation or other business combination of a Bermuda company with another company (other than certain affiliated companies), unless the bye-laws otherwise provide requires the amalgamation or other business combination to be approved by a majority of the Bermuda company’s board of directors and by a majority of 75% of those voting at the general meeting of the Bermuda company. The quorum for the shareholder approval is two persons holding or representing at least one-third of the issued shares of the Company.

Our bye-laws provide that an amalgamation or other business combination (as defined in our bye-laws) (other than with a wholly-owned subsidiary) that has been approved by our board of directors must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum must be two persons representing the holders of more than 45% of the aggregate voting power of the paid-up and outstanding shares carrying the right to vote. Any amalgamation or other business combination (as defined in our bye-laws) not approved by our board of directors must be approved by resolution passed by 66-2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Specified Transactions Involving Interested Shareholders

Specified transactions include the following:

•	any merger, consolidation or amalgamation of the Company with an interested shareholder;

•
any disposition or security arrangement with or for the benefit of any interested shareholder involving any of our assets, securities or commitments or those of any subsidiary or any interested shareholder that has an aggregate fair market value and/or involves aggregate commitments of US$250 million or more or constitutes more than 10% of the book value of the total assets or 10% of the shareholders equity of the entity in question;

•	the adoption of any plan for our liquidation or dissolution or for the discontinuation into another jurisdiction, unless proposed or adopted independently of any interested shareholder; or

•
any reclassification of our shares or other securities, or recapitalization, or any merger, consolidation or amalgamation with any of our subsidiaries or any other transaction that has the effect of increasing the proportionate share of any class of shares beneficially owned by an interested shareholder.

In addition to any affirmative vote required by law or our bye-laws, a specified transaction with any interested shareholder will require the affirmative vote of not less than 66-2/3% of the aggregate voting power of the voting shares, voting together as a single class, excluding voting shares beneficially owned by any interested shareholder. Alternatively, a specified transaction may proceed with any affirmative vote required by law or our bye-laws if the following principal conditions are satisfied in relation to common shares: (1) the approval of a majority of directors who are not affiliates of the interested shareholder; and (2) the aggregate amount of the cash and the fair market value as of the date of the consummation of the specified transaction of consideration other than cash to be received by the holder of common shares in such specified transaction shall be at least equal to the highest per share amount paid by the interested shareholder within a two-year period immediately prior to the first public announcement of the proposed specified transaction; or in the transaction in which he or she became such an interested shareholder (whichever is higher) or, if higher, the closing sales prices of such shares on the NYSE on the announcement date for the specified transaction or on the date of the transaction in which he or she became such an interested shareholder.

For purposes of our bye-laws, an “interested shareholder” includes, among others, any person who is or has publicly disclosed an intention to become the beneficial owner of shares representing 10% or more of our aggregate voting power of the voting shares.

Non-Competition Provision Applicable to Brazil

Our bye-laws provide that we will operate and conduct business in Brazil exclusively through Cosan and its subsidiaries, and we will not compete, directly or indirectly, with Cosan in Brazil, unless otherwise approved by a majority of our independent directors.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Our bye-laws provide that no bye-law will be rescinded, altered or amended, unless it has been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of rescission, alteration or amendment to the bye-laws relating to interpretation, rights of shares, modification of rights, indemnity of directors and officers, amalgamations and other business combinations, specified transactions involving interested shareholders, our discontinuation into another jurisdiction, tag-along rights and amendment or alterations of bye-laws, the required resolutions must include the affirmative vote of at least 66-2/3% of our directors then in office and holders of at least 66-2/3% of class A common shares and at least a majority of class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class. In the case of rescission, alteration or amendment to the bye-laws relating to the transmission of shares upon the death of a holder of class B series 1 shares, election of directors, the removal of directors, the increase of share capital and the alteration of share capital, the requisite affirmative votes are a majority of the directors then in office and holders of a majority of each of class A common shares and class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued and outstanding share capital or any class thereof and or the holders of not less in the aggregate than 20% of the company’s debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981.

Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Modification of Rights

While we have more than one class of shares and more than one series of class B common shares, the rights attaching to any class or series, unless otherwise provided for by the terms of issue of the relevant class or series, may be modified with the consent in writing of the holders or the approval of the votes cast at a general meeting representing not less than 66- 2/3 % of the aggregate voting power of the shares in issue and not less than 75% of the aggregate voting power of the issued shares of that class or series, as the case may be. The quorum for any such general meeting will be two or more persons holding or representing by proxy one-third of the voting power of the issued shares of the class or series, as the case may be. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those new shares, vary the rights attached to existing shares.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda court to appraise the fair value of those shares within one month of the giving of the notice of the shareholders’ meeting called to approve the amalgamation.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, may permit in certain circumstances a shareholder to commence an action in the name of a company to remedy a wrong to the company where the challenged act would allegedly be beyond the power of the company or illegal. In addition, consideration would be given by a Bermuda court to acts that would allegedly constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders’ voting power than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some or all of the shareholders, one or more shareholders may apply to a Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may capitalize any part of the amount of our share premium account or any reserve or fund which is available for distribution by either: (1) paying up unissued shares to be allotted on a pro rata basis to shareholders as fully paid bonus shares; or (2) paying up in full partly paid shares of those shareholders who would be entitled to such sums if they were distributed by way of dividend or other distribution (or partly in one way and partly the other) provided that a share premium account may be applied only in paying up of unissued shares to be issued to such shareholders as fully paid.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable inquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions only in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Pursuant to a Notice to the Public dated June 1, 2005, issued by the Bermuda Monetary Authority, the Bermuda Monetary Authority granted general permission for the issue and subsequent transfer of any shares of a Bermuda company to and between non-residents of Bermuda where any shares of the company are listed and remain so listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such permissions, the Bermuda Monetary Authority will not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example, as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Registrar or Transfer Agent

A register of holders of the class A common shares and class B common shares and any other issued share capital is maintained by Appleby Management (Bermuda) Ltd. in Bermuda, and a branch register is maintained in the United States by Mellon Investor Services LLC, who serves as branch registrar and transfer agent.

Anti-takeover Effects Of Our Bye-laws

•	Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•
the affirmative vote of a majority of our directors then in office and a majority of all votes cast at a general meeting or, if not approved by a majority of the directors in office, at least 66-2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “Tag-Along Rights”.

C. Material Contracts

On April 23, 2008, the Company entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a transition period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil. The presently negotiated purchase price is cash of US$826.0 million to be paid upon closing and assumption of debt amounting to US$198.0 million. The acquisition price is subject to revision at the end of the transition period when the transaction is closed. During the transition period, Exxon retains operational control of the entities to be acquired.

On December 5, 2007, we, Cosan and Rubens Ometto Silveira entered into a Commitment to Offer Commercial Opportunities, whereby we agreed to offer investments in commercial opportunities in the sugar and ethanol sector outside of Brazil deemed material to Cosan, for joint development by the parties to the contract. Opportunities that represent an investment in excess of US$ 50.0 million on the part of Cosan Limited would be deemed material. The Commitment became effective upon execution of the Commitment and remains effective until the earliest occurrence of one of the following events: (1) lapse of three years from the date of the Commitment; (2) the number of free float shares of Cosan, as defined by the Listing Regulations of the Novo Mercado of the BOVESPA, is less than 5% (five percent) of the total number of shares representing the capital stock of Cosan; or (3) the registration of Cosan as a publicly-traded corporation is cancelled.

On January 26, 2007, our subsidiary Cosan Finance Limited entered into an Indenture with the Bank of New York, as trustee, registrar, and transfer agent, the Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent, and the Bank of new York (Luxembourg) S.A., as paying agent and transfer agent, in connection with its 7% Senior Notes due 2017.

D. Exchange Controls

See “Item 9. The Offer and Listing - A. Offer, Listing Details”.

E. Taxation

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of owning and disposing of our common shares. This discussion applies only to U.S. Holders (as defined below) that hold our common shares as capital assets for tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding common shares as part of a hedge, “straddle”, integrated transaction or similar transactions;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding common shares that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquire our common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares in your particular circumstances.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%, provided that certain holding period and other requirements are satisfied. Recently introduced legislation would, if enacted in its current form, deny “qualified dividend income” treatment for certain foreign distributions, including payments from foreign entities not subject to tax in the foreign country, like Cosan Limited. It is uncertain whether or when such legislation will be enacted into law, either in its present form or any other form. Non-corporate U.S. Holders should consult their own tax advisors regarding the implications of such legislation for their particular circumstances. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Sale and Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held our common shares for more than one year. The amount of gain or loss will be equal to the difference between your tax basis in our common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be classified as a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended 2008. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year. Specifically, we have now, and will continue to have in the future, a significant amount of assets on our consolidated balance sheet that are or may be considered passive assets for PFIC purposes. Whether such assets result in PFIC status for us may depend on, among other factors, how soon we invest those assets in our business. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a common share, certain adverse consequences could apply to the U.S. Holder.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held the common shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules apply to the extent of any distribution in respect of common shares that exceeds 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares. U.S. Holders should consult their tax advisers to determine whether these elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Bermuda Tax Considerations

The Company has received an assurance from the Ministry of Finance granting an exemption, until March 28, 2016, from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 - 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our class A common shares are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 as amended, and, in accordance therewith, file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements and relating to short-swing profits reporting and liability.

We also file financial statements and other periodic reports with the CVM located as Rua Sete de Setembro, 111, Rio de Janeiro, Brazil 20159-900.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in commodity prices, interest rates or exchange rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks. We use derivative financial instruments solely for the purpose of managing market risks, primarily fluctuations in commodity prices and foreign exchange. While these hedging instruments fluctuate in value, these variations are generally offset by the value of the underlying hedged exposures. The counterparties to these contractual arrangements are primarily commodities exchanges, in the case of commodity futures and options, and major financial institutions, in the case of foreign exchange derivative instruments and interest rate swaps. As a result, we do not believe that we are subject to any material credit risk arising from these contracts, and accordingly, we do not anticipate any material credit-related losses. We do not enter into derivative or other hedging instruments for speculative purposes.

We have formed a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios so as to achieve better operational and financial controls.

Commodities Risk

The availability and prices of agricultural commodities fluctuate widely due to unpredictable factors, such as weather, level of crop plantings, worldwide government agricultural programs and policies, changes in global demand resulting from population growth and migration, changes in standards of living and global production of similar, competitive products. We enter into various types of derivative contracts, primarily commodity exchange-traded futures and options, mainly in order to manage our exposure to adverse price changes in sugar. We use a sensitivity analysis to regularly estimate our exposure to market risk on our agricultural commodity position.

Based on the sugar and ethanol sales volumes in fiscal year 2008, we believe that a hypothetical 10% decrease in unhedged prices would reduce our sugar and ethanol net sales by approximately US$20.4 million and US$60.5 million, respectively, in fiscal year 2008 as set forth below.

	Fair Value - Net Sales		Sales Volume	Market Risk - 10% Price Decrease
	(in millions of US$)		(thousand tons of sugar or thousand liters of ethanol)	(in millions of US$)
Sugar sales volumes in fiscal year 2008	US$	784.5	3,114.4	US$	20.4
Hedged sugar position at April 30, 2008		580.4	2,304.2		-
VHP sugar		564.6	2,241.7		-
White sugar		15.8	62.5		-
Unhedged sugar position at April 30, 2008		204.1	810.2		20.4
Ethanol sales volumes (unhedged) in fiscal year 2008		604.7	1,537.1		60.5
Total unhedged position at April 30, 2008	US$	808.8		US$	80.9

For risk management purposes and to evaluate our overall level of commodity price exposure, we further reduce our exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that we purchase from growers and sugarcane harvested from leased land, as we pay for the lease costs in TSR. Unlike sugarcane harvested from our own land, the price of sugarcane supplied by growers or the lease payments we incur to produce sugarcane harvested by us from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to our sugar price exposure. When we acquire sugarcane from growers, we take samples from the delivered sugarcane to measure its sugar content and pay only for the TSR that we acquire according to a formula established by CONSECANA. In addition, the lease payments are also calculated based on an established TSR volume and a price calculated using the CONSECANA formula. Based on the foregoing, we believe that a hypothetical 10% decrease in prices would increase our net market risk by US$31.7 million as set forth below.

	Fair Value - Net Sales		Market Risk - 10% Price Decrease
	(in millions of US$)		(in millions of US$)
Total unhedged position at April 30, 2008	US$	808.8	US$	80.9
Sugarcane paid to growers in fiscal year 2008		(390.6)		(39.1)
Sugarcane from leased land in fiscal year 2008		(101.2)		(10.1)
Net unhedged position at April 30, 2008	US$	317.0	US$	31.7

As of April 30, 2008, we had entered into hedging agreements with respect to 2,241.7 thousand tons of VHP sugar at an average fixed price of US$0.1278 per pound and 62.5 thousand tons of refined sugar at an average fixed price of US$339.02 per ton.

Interest Rate Risk

We have fixed and floating rate indebtedness, and, therefore, we are exposed to market risk as a result of changes in interest rates. We engage in interest rate-related hedging transactions from time to time for reasons other than trading or speculative purposes. 70.2%, or US$903.7 million, of our consolidated total debt outstanding of US$1,287.5 million at April 30, 2008 was fixed rate debt. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”, the Long-Term Interest Rate (Taxa de Juros ao Longo Prazo), or “TJLP”, Reference Rate (Taxa Referencial), or “TR”, General Price Index - Market (Índice Geral de Preços - Mercado), or “IGP-M”, and Interbank Deposit Certificate (Certificado de Depósito Interbancário), or “CDI”. Based on the amount of our floating-rate indebtedness at April 30, 2008, we believe that a hypothetical 10% increase in interest rates would increase our interest expense by US$7.8 million in fiscal year 2008.

Foreign Currency Exchange Rate Risk

A substantial portion of our net sales is denominated in U.S. dollars. Exports amounted to US$823.2 million in fiscal year 2008. Based on our net sales from exports in fiscal year 2008, we believe that a hypothetical 10%

depreciation of the U.S. dollar to the real would decrease our net sales by US$82.3 million in fiscal year 2008. The majority of our costs are denominated in reais, therefore, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar.

We enter into transactions involving derivatives with a view to reducing our exposure to foreign exchange rate variations on exports. We operate mainly in the OTC segment with leading institutions, through non-deliverable forwards, or “NDFs”, and swaps. We use a sensitivity analysis to regularly estimate our exposure to foreign exchange risk on our export positions. Based on our export net sales in fiscal year 2008, we believe that a hypothetical 10% decrease in foreign exchange would reduce our export net sales by approximately US$11.2 million in fiscal year 2008 as set forth below.

	Fair Value - Net Sales		Foreign Exchange Volume		Foreign Exchange Risk - 10% Decrease
	(in millions of US$)
Hedged export net sales at April 30, 2008	US$	711.6	US$	711.6	US$	-
Unhedged export net sales at April 30, 2008		111.7		111.7		11.2
Total export net sales in fiscal year 2008	US$	823.2	US$	823.2	US$	11.2

A substantial portion of our debt is denominated in U.S. dollars. We are therefore exposed to market risk related to exchange movements between the real and the U.S. dollar. We engage from time to time in foreign exchange rate-related financial transactions for reasons other than trading or speculative purposes. As of April 30, 2008, 74.7%, or US$962.3 million, of our debt was denominated in U.S. dollars.

We estimate our foreign currency exchange rate risk as the potential devaluation of the real on our U.S. dollar-denominated debt and other U.S. dollar-denominated liabilities. Based on our outstanding U.S. dollar denominated exposure at April 30, 2008, we believe that a hypothetical 10% devaluation of the real would increase our financial expenses by US$8.2 million in fiscal year 2008 as set forth below.

	Debt at April 30, 2008		Market Risk on Net Financial Expenses
	(in millions of US$)
U.S. dollar-denominated debt	US$	962.3	US$	96.2
U.S. dollar-denominated advances from customers		8.8		0.9
U.S. dollar-denominated cash and cash equivalents		(93.0)		(9.3)
U.S. dollar-denominated restricted cash		(47.2)		(4.7)
U.S. dollar-denominated marketable securities		(767.4)		(76.7)
U.S. dollar-denominated derivative financial instruments (net)		23.6		2.4
U.S. dollar-denominated trade accounts receivable		(69.2)		(6.9)
U.S. dollar-denominated related parties		(9.7)		(1.0)
Total U.S. dollar-denominated exposure	US$	8.2	US$	0.8

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

In connection with our initial public offering, we filed a registration statement on Form F-1.  The registration statement was declared effective by the SEC on August 16, 2007 and was assigned file number 333-144010.

Our net offering proceeds, after deducting total expenses, was US$1,118.4 million.

Since August 16, 2007, we have used US$94.1 million of the net proceeds for development of our greenfield project at Jataí/GO, US$111.1 million for construction of co-generation plants in three of our mills, US$103.5 million for brownfield expansion of our Gasa mill, and US$35.5 million for the acquisition of mechanical harvesters and related equipment for the agricultural mechanization project.  The remaining US$774.3 million balance remains in cash, cash equivalents and marketable securities as of July 31, 2008, both in Cosan Limited and Cosan treasuries and will probably continue to be used primarily in the greenfield, brownfield and co-generation projects.

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

As of April 30, 2008, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of April 30, 2008 for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and regulations.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Pursuant to a compliance extension for newly public companies, which was announced by the SEC in 2006, in relation to Section 404 of the Sarbanes-Oxley Act, this annual report does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the company’s registered public accounting firm.

(c) Attestation Report of the Registered Public Accounting Firm

Pursuant to a compliance extension for newly public companies, which was announced by the SEC in 2006, in relation to Section 404 of the Sarbanes-Oxley Act, this annual report does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the company’s registered public accounting firm.

(d) Changes in Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee that is responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors, approving related party transactions and evaluating our internal controls. The members of our audit committee are Messrs. Marcus Vinicios Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and José Alexandre Scheinkman.

These members are independent, and our board of directors has determined that Mailson Ferreira da Nóbrega is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

Item 16B. Code Of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We do not have a similar requirement under Bermuda law and we have not yet adopted a code of business conduct and ethics. However, we have adopted such a code of business conduct and ethics, and it has been filed with the SEC.

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by Ernst & Young Auditores Independentes S.S., or E&Y S.S., independent registered public accounting firm, for services performed in 2008, 2007 and 2006.

	At April 30,
	2008		2007
	(in thousands of reais)
Audit fees	R$	2,173	R$	1,373
Audit related fees		1,871		3,037
Tax fees		382		-
All other fees		1,403		856
Total consolidated audit fees	R$	5,829	R$	5,266
Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Audit-related fees are fees charged by E&Y S.S. for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in the fiscal years 2008 and 2007. Additionally, audit fees include comfort letters, statutory audits, consents and other services related to SEC matters.

Tax Fees

Tax fees are fees for professional services rendered by E&Y S.S. for tax advice services

All Other Fees

E&Y S.S.’s other fees relate to advisory services related to the Sarbanes-Oxley Act.

Pre-Approval Policies and Procedures

Our board of directors approves all audit, audit-related services, tax services and other services provided by Ernst & Young Auditores Independentes S.S. Any services provided by Ernst & Young Auditores Independentes S.S. that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report Form 20F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)

1.2	Bye-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)

2.1
Indenture dated as of October 25, 2004 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated as of February 6, 2006 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, N.A., as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.3
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Commitment to Offer Commercial Opportunities dated as of December 5, 2007 among Cosan Limited, Cosan S.A., and Rubens Ometto Silveira (incorporated by reference to our registration statement filed on Form F-4 with the Securities and Exchange Commission on February 4, 2008)

8.1	Subsidiaries of the Registrant

11.1	Code of Ethics

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cosan Limited

By:	/s/ Paulo Sérgio de Oliveira Diniz
	Name:	Paulo Sérgio de Oliveira Diniz
	Title:	Chief Financial and Investor Relations Officer

Date:           September 15, 2008

COSAN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated balance sheets of Cosan Limited and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at April 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil June 30, 2008	ERNST & YOUNG Auditores Independentes S.S. CRC2SP015199/O-8

Luiz Carlos Nannini Accountant CRC 1SP171638/O-7

COSAN LIMITED

CONSOLIDATED BALANCE SHEETS
April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	68,377	316,542
Restricted cash	47,190	17,672
Marketable securities	1,014,515	281,879
Trade accounts receivable, less allowances: 2008 – 1,298; 2007 – 4,013	126,910	55,206
Inventories	337,699	247,480
Advances to suppliers	133,687	103,961
Other current assets	134,612	116,763
	1,862,990	1,139,503

Property, plant, and equipment, net	2,018,090	1,194,050
Goodwill	772,590	491,857
Intangible assets, net	106,137	93,973
Accounts receivable from Federal Government	202,822	156,526
Other non-current assets	306,439	177,461
	3,406,078	2,113,867

Total assets	5,269,068	3,253,370

	2008	2007
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	114,446	55,938
Advances from customers	15,616	24,275
Taxes payable	62,870	57,543
Salaries payable	47,833	31,109
Current portion of long-term debt	38,175	36,076
Derivative financial instruments	55,028	9,779
Dividends payable	-	37,261
Other liabilities	25,179	22,238
	359,147	274,219
Long-term liabilities:
Long-term debt	1,249,348	1,342,496
Estimated liability for legal proceedings and labor claims	494,098	379,191
Taxes payable	170,393	106,897
Advances from customers	-	24,333
Deferred income taxes	101,836	141,587
Other long-term liabilities	101,746	47,485
	2,117,421	2,041,989

Minority interest in consolidated subsidiaries	796,764	463,551

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 129,910,812 shares issued and outstanding	1,299	-
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,723,140	354,022
Accumulated other comprehensive income	171,841	36,696
Retained earnings	98,493	81,930
Total shareholders’ equity	1,995,736	473,611
Total liabilities and shareholders’ equity	5,269,068	3,253,370

See accompanying notes to consolidated financial statements.

COSAN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, except share data)

	2008	2007	2006
Net sales	1,491,233	1,679,050	1,096,614
Cost of goods sold	(1,345,592)	(1,191,251)	(796,295)
Gross profit	145,641	487,799	300,319
Selling expenses	(168,623)	(133,807)	(97,848)
General and administrative expenses	(115,127)	(121,094)	(71,998)
Operating income (loss)	(138,109)	232,898	130,473
Other income (expenses):
Financial income	274,750	555,550	186,469
Financial expenses	(157,983)	(266,187)	(413,050)
Other	(3,670)	16,284	(5,457)

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(25,012)	538,545	(101,565)
Income taxes (expense) benefit	19,810	(188,818)	29,742

Income (loss) before equity in income of affiliates and minority interest	(5,202)	349,727	(71,823)
Equity in income (loss) of affiliates	(239)	(38)	1,584
Minority interest in loss (income) of subsidiaries	22,004	(172,989)	33,115

Net income (loss)	16,563	176,700	(37,124)

Earnings (loss) per share:
Basic and diluted	0.09	1.83	(0.35)

Weighted number of shares outstanding
Basic and diluted	174,893,145	96,745,329	106,554,279

See accompanying notes to consolidated financial statements.

COSAN LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, except share data)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity

Balances at May 1, 2005	-	96,332,044	-	963	144,379	(14,242)	(34,030)	97,070

Issuance of common shares for cash	-	-	-	-	43,631	-	-	43,631
Spin—off of investments in subsidiary distributed to owners	-	-	-	-	(47,156)	(13,346)	-	(60,502)
Capitalization of retained earnings of new shares	-	-	-	-	11,054	(11,054)	-	-
Issuance of common shares for cash	-	-	-	-	169,038	-	-	169,038
Issuance of common shares for cash	-	-	-	-	26,328	-	-	26,328
Share based compensation	-	-	-	-	1,956	-	-	1,956
Net loss	-	-	-	-	-	(37,124)	-	(37,124)
Currency translation adjustment	-	-	-	-	-	-	53,849	53,849
Total comprehensive income	-	-	-	-	-	-	-	16,725

Balances at April 30, 2006	-	96,332,044	-	963	349,231	(75,767)	19,819	294,246

Exercise of stock option	-	-	-	-	1,633	-	-	1,633
Share based compensation	-	-	-	-	3,158	-	-	3,158
Dividends	-	-	-	-	-	(19,003)	-	(19,003)
Net income	-	-	-	-	-	176,700	-	176,700
Currency translation adjustment	-	-	-	-	-	-	16,877	16,877
Total comprehensive income	-	-	-	-	-	-	-	193,577

Balances at April 30, 2007	-	96,332,044	-	963	354,022	81,930	36,696	473,611

Issuance of common shares for cash	111,678,000	-	1,117	-	1,117,316	-	-	1,118,433
Public Tender Offering for Shares	18,232,812	-	182	-	250,774	-	-	250,956
Stock compensation	-	-	-	-	3,466	-	-	3,466
Dilution on exercise of Cosan S.A. stock options	-	-	-	-	(2,438)	-	-	(2,438)
Net income	-	-	-	-	-	16,563	-	16,563
Currency translation adjustment	-	-	-	-	-	-	135,145	135,145
Total comprehensive income	-	-	-	-	-	-	-	151,708

Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	98,493	171,841	1,995,736

See accompanying notes to consolidated financial statements.

COSAN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars)

	2008	2007	2006
Cash flow from operating activities:
Net (loss) income for the year	16,563	176,700	(37,124)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	236,065	187,367	98,632
Deferred income and social contribution taxes	(52,438)	150,242	(53,001)
Interest, monetary and exchange variation	(43,684)	116,284	24,275
Minority interest in net income of subsidiaries	(22,004)	172,989	(33,115)
Accounts receivable from Federal Government	-	(149,121)	-
Others	15,248	(27,669)	15,942
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(57,107)	48,226	(35,412)
Inventories	(31,739)	(54,108)	30,920
Advances to suppliers	(8,363)	(38,707)	(10,679)
Taxes receivable	(44,543)	4,637	1,909
Trade accounts payable	33,702	(43,239)	28,676
Derivative financial instruments	90,383	(155,028)	83,538
Taxes payable	(19,588)	(36,592)	(37,640)
Other assets and liabilities, net	(54,902)	(68,030)	9,116
Net cash provided by operating activities	57,593	283,951	86,037
Cash flows from investing activities:
Restricted cash	(25,886)	47,037	(62,565)
Marketable securities	(670,980)	96,987	(366,856)
Acquisition of property, plant and equipment	(642,886)	(356,225)	(135,152)
Acquisitions, net of cash acquired	(101,961)	(39,409)	(260,878)
Net cash used in investing activities	(1,441,713)	(251,610)	(825,451)
Cash flows from financing activities:
Proceeds from issuance of common stock	1,118,433	3,201	383,071
Capital increase in subsidiaries from minorities	324,351	-	-
Payments of dividends from subsidiaries	(44,935)	-	-
Additions of long-term debts	117,533	424,605	899,273
Payments of long-term debts	(492,052)	(204,959)	(556,486)
Net cash provided by financing activities	1,023,330	222,847	725,858
Effect of exchange rate changes on cash and cash equivalents	112,625	32,139	29,611
Net increase (decrease) in cash and cash equivalents	(248,165)	287,327	16,055
Cash and cash equivalents at beginning of year	316,542	29,215	13,160
Cash and cash equivalents at end of year	68,377	316,542	29,215

Supplemental cash flow information
Cash paid during the year for interest	124,502	74,567	61,154
Income tax	18,787	12,760	17,066
Non-cash transactions:
Acquisitions paid with equity	250,774	-	100,900

See accompanying notes to consolidated financial statements.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” or the “Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.

The reorganization is accounted for as a reorganization of companies under common control in a manner similar to pooling of interest. The transferred equity interests of Cosan S.A. have been recognized at the carrying amounts in the accounts of Cosan Limited at the date of transfer. The balance sheet of Cosan Limited as of April 30, 2007 and the statements of income for the year ended April 30, 2007 and 2006, reflect the results of operations of the entities as though the transfer of equity occurred at May 1, 2005. Earnings per share has been computed assuming the shares issued in connection with the formation of Cosan Limited, and the shares of Cosan S.A. contributed into Cosan Limited and exchanged for Cosan S.A. shares have been outstanding from the beginning of the earliest year presented.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations--Continued

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

2.	Presentation of the Consolidated Financial Statements

a.	Basis of presentation

The consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which Cosan S.A. uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission - CVM (“Comissão de Valores Mobiliários”).

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the Consolidated Financial Statements--Continued

a.	Basis of presentation--Continued

The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1.6872=US$1.00 at April 30, 2008, R$2.0339=US$1.00 at April 30, 2007 and R$2.0892=US$1.00 at April 30, 2006.

3.	Significant Accounting Policies

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

a.	Principles of consolidation--Continued

The following subsidiaries were included in the consolidated financial statements for the years ended April 30, 2008, 2007 and 2006.

	Ownership %
	2008		2007		2006
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	62.8%	-	51.0%	-	51.0%	-
Cosan Operadora Portuária S.A.	-	56.5%	-	45.9%	-	45.9%
Administração de Participações Aguassanta Ltda.	-	57.5%	-	46.7%	-	46.7%
Agrícola Ponte Alta S.A.	-	62.2%	-	50.2%	-	50.2%
Cosan Distribuidora de Combustíveis Ltda.	-	62.7%	-	50.9%	-	50.9%
Cosan S.A. Bioenergia	-	62.8%	-	50.9%	-	50.9%
Corona Bioenergia S.A (1)	-	-	-	50.2%	-	-
FBA Bioenergia S.A. (1)	-	-	-	50.2%	-	-
Barra Bioenergia S.A. (1)	-	62.2%	-	50.2%	-	-
Cosan International Universal Corporation	-	62.8%	-	51.0%	-	-
Cosan Finance Limited	-	62.8%	-	51.0%	-	-
Da Barra Alimentos Ltda.	-	62.2%	-	50.2%	-	50.2%
Jump Participações S.A. (2) / (4)	-	-	-	-	-	51.0%
Mundial Açúcar e Álcool S.A. (3) / (4)	-	-	-	-	-	51.0%
Alcomira S.A. (3) / (4)	-	-	-	-	-	51.0%
ABC 125 Participações Ltda. (2) / (4)	-	-	-	-	-	50.9%
ABC 126 Participações Ltda. (2) / (4)	-	-	-	-	-	50.9%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	62.2%	-	50.2%	-	50.2%
Usina da Barra S.A. Açúcar e Álcool	-	62.2%	-	50.2%	-	50.2%
Aguapar Participações S.A. (2) / (4)	-	-	-	-	-	51.0%
Usina Açucareira Bom Retiro S.A. (3) / (4)	-	-	-	-	-	51.0%
Grançucar S.A. Refinadora de Açúcar	-	62.8%	-	51.0%	-	-
Cosan Centroeste S.A. Açúcar e Álcool (5)	-	62.2%	-	51.0%	-	-
Benálcool S.A. Açúcar e Álcool	-	62.2%	-	-	-	-

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.;
(2)	Holding companies set up in 2006 to allow the acquisition process;
(3)	Companies acquired through holding companies;
(4)	Merged into Cosan in 2007;
(5)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

b.	Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Provision is made for estimated returns and estimated credit losses.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

c.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

d.	Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

e.	Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

f.	Marketable securities

Cosan classifies its debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in Reais with Inter Deposit Rates (CDI) and investments founds which are indexed in U.S. dollars with international prime banks, remunerated at an average rate of 5.2% p.a., available for prompt redemption . Cost of these investments approximates market value.

g.	Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

h.	Inventories

Inventories are valued at the lower of cost or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

During the development period of growing crops, costs are recorded in property, plant and equipment. After the development period, annual maintenance costs of growing crops become a portion of the cost of the current-year crop, along with harvesting costs, depreciation of the plants, and allocated overhead costs. Annual maintenance costs include cultivation, spraying, pruning, and fertilizing. The annual maintenance costs are allocated to cost of production based on the amount of sugarcane milled during the harvest period.

Cosan’s harvest period in Brazil begins between the months of April and May each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

i.	Investment in affiliated companies

Investments in affiliates in which Cosan exercises significant influence over the operating and financial policies are accounted for using the equity method.

j.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including interest incurred on financing. During the period of construction, costs include land preparation, plants, preparation of planting beds, stakes and wires, cultural care during the development period, and overhead. Amortization of sugarcane plants is calculated using the straight-line method at a rate of 20% per annum as Cosan harvests these plants during a five-year average period.

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for leasehold improvements; and 5 years for sugarcane plant development costs.

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This occurs during the months from January to April, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

k.	Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

l.	Environmental matters

Cosan’s production facilities and its plantation activities in Brazil are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

m.	Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings in Brazil covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

n.	Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Beginning with the adoption of FASB Interpretation No. 48, accounting for Uncertainty in Income Taxes (FIN 48) as of May 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

o.	Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive stock options.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

p.	Share-based compensation

Cosan S.A.’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with SFAS No. 123(R), Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted in the fiscal year ended April 30, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and the expense has been recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan uses a binomial model.

q.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, Cosan uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan does not hold or issue derivative financial instruments for trading purposes. Cosan recognizes all derivative instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

r.	Recently issued accounting standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for Cosan as of May 1, 2008. Cosan does not believe the adoption of SFAS 159 will have an impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

3.	Significant Accounting Policies--Continued

r.	Recently issued accounting standards--Continued

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. As this statement was recently issued, Cosan is evaluating the impact on its consolidated financial statements and related disclosures.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

4.	Cash and Cash Equivalents

	2008	2007
Local currency
Cash and bank accounts	64,638	16,208
Foreign currency
Bank accounts	3,739	300,334
	68,377	316,542

5.	Derivative Financial Instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	2008	2007	2008	2007
Commodities derivatives
Future contracts:
Purchase commitments	-	-	-	-
Sell commitments	550,132	783,019	(11,821)	47,427

Options:
Purchased	-	335,715	-	4,502
Written	110,077	-	(16,123)	-

Foreign exchange derivatives
Forward contracts:
Sale commitments	766,536	153,824	31,458	13,274
Swap agreements	338,253	328,419	(27,084)	(9,779)
Total assets			31,458	65,203
Total liabilities			(55,028)	(9,779)

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative Financial Instruments--Continued

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques. Asset figures are classified as Other current assets.

6.	Inventories

	2008	2007
Finished goods:
Sugar	31,736	5,730
Ethanol	14,700	8,731
Others	2,155	1,681
	48,591	16,142
Annual maintenance cost of growing crops	211,300	183,157
Other	77,808	48,181
	337,699	247,480

The increase in the annual maintenance cost of growing crops and finished goods in 2008 is due to the expansion of cultivated area, increases in the price of agricultural products and quantity increases.

7.	Property, Plant and Equipment

	2008	2007
Land and rural properties	262,391	157,952
Machinery, equipment and installations	1,235,279	868,775
Vehicles	117,394	87,840
Furniture, fixtures and computer equipment	50,470	20,122
Buildings	128,585	94,233
Leasehold improvements	141,558	93,334
Construction in progress	372,018	130,295
Sugarcane plant development costs	730,684	373,267
	3,038,379	1,825,818
Accumulated depreciation and amortization	(1,020,289)	(631,768)
Total	2,018,090	1,194,050

The increase in construction in progress in 2008 relates to an increase in investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions

At the Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each. On January 23, 2008, the period for exercising the capital subscription right ended. Cosan subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160. As a result of the subscription of shares, Cosan holds 152,939,440 common shares, increasing its proportionate interest of Cosan S.A.’s capital from 50.8% to 56.1%.

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares, issued by Cosan. Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%. With the OPA, Cosan became the holder of 62.8% of the Cosan S.A.’s total common shares.

On February 14, 2008, Cosan S.A. acquired through its subsidiary, Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), 100% of the outstanding shares of Benálcool Açúcar e Álcool S.A. (“Benálcool”) and its affiliate Benagri Agrícola Ltda. (“Benagri”), processors of sugar and ethanol from sugarcane for US$42,687, net of cash acquired. The acquisition resulted in goodwill of US$88,104.

On April 27, 2006, Cosan S.A. acquired all of the outstanding shares of Usina Açucareira Bom Retiro S.A. (“Bom Retiro”), a processor of sugar and ethanol from sugarcane, for US$51,078 net of cash acquired.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

On February 8, 2006, Cosan S.A. acquired all of the outstanding shares of Açucaceira Corona S.A. (“Corona”) a processor of sugar and ethanol from sugarcane, for US$180,582 net of cash acquired.

On December 12, 2005, Cosan S.A. acquired all of the outstanding shares of Alcomira S.A. (“Alcomira”) and Mundial S.A. Açúcar e Álcool S.A. (“Mundial”), processors of sugar and ethanol from sugarcane, for US$29,218 net of cash acquired.

On May 31, 2005, Cosan S.A. acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for the amount of US$100,900 the remaining 52.5% of the outstanding shares of FBA-Franco Brasileira S.A. Açúcar e Álcool (“FBA”).

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the all acquisitions:

	2008			Prior years
Description	Cosan S.A. 5.4%	Cosan S.A. 6.7%	Benálcool	FBA	Corona	Alcomira/ Mundial	Bom Retiro	Total
Property, plant and equipment	135,858	202,208	49,799	110,716	306,029	34,633	59,456	898,699
Intangible assets	2,147	2,779	-	19,284	35,755	7,706	3,590	71,261
Other assets	128,905	176,578	19,590	44,257	130,504	11,268	8,981	520,083
Long-term debts including current installments	(71,924)	(87,065)	(37,982)	(28,152)	(175,032)	(27,274)	(2,076)	(429,505)
Other liabilities	(76,038)	(95,657)	(76,824)	(78,126)	(313,115)	(49,348)	(35,237)	(724,345)
Net assets (liabilities) acquired (assumed)	118,948	198,843	(45,417)	67,979	(15,859)	(23,015)	34,714	336,193
Purchase price, net of cash acquired	151,544	-	42,687	-	180,582	29,218	51,078	455,109
Acquisitions paid with equity	-	250,774	-	100,900	-	-	-	351,674
Goodwill	32,596	51,931	88,104	32,921	196,441	52,233	16,364	470,590

Cosan expects the goodwill balance relating to these acquisitions will be substantially deductible for tax purposes. The goodwill is substantially based on future profitability.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions--Continued

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan and the acquired companies as if the acquisitions had occurred at the beginning of the years presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future:

2006
Net sales	1,278,361
Loss for the year	(84,509)

Basic EPS per thousand shares (US$)	(0.54)
Diluted EPS per thousand shares (US$)	(0.53)

In April 2007, Cosan S.A. acquired for US$39,409 cash, 33.33% of the outstanding shares of Etanol Participações S.A. “Etanol”. There are two other shareholders of Etanol, neither of which has control of the entity, Usina Santa Luiza and Agropecuária Aquidaban Ltda., that produce sugar and alcohol from sugarcane. On December 21, 2007, Etanol was merged into its former subsidiaries Usina Santa Luiza and Agropecuária Aquidaban. The investment is being accounted for using the equity method and the results of the acquired company have been included in the consolidated results from the acquisition date.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and Other Intangible Assets
Goodwill

The carrying amounts of goodwill by reporting segment for the years ended April 30, 2008 and 2007 are as follows:

	Sugar Segment	Ethanol Segment	Total
Balance as of April 30, 2006	298,096	199,769	497,865
Total tax benefit applied to reduce goodwill	(11,647)	(7,898)	(19,545)
Effect of currency translation	8,105	5,432	13,537
Balance as of April 30, 2007	294,554	197,303	491,857
Acquisitions	93,669	78,962	172,631
Common control merger	17,920	9,969	27,889
Total tax benefit applied to reduce goodwill	(12,304)	(8,233)	(20,537)
Effect of currency translation	60,353	40,397	100,750
Balance as of April 30, 2008	454,192	318,398	772,590

Other intangible assets

	Gross carrying amount	Weighted average amortization period	Accumulated amortization	Net carrying amount
Intangible assets subject to amortization:
Favorable operating leases	133,655	16 years	(33,850)	99,805
Trademark	9,019	15 years	(2,687)	6,332

Balance as of April 30, 2008	142,674		(36,537)	106,137

Intangible assets subject to amortization:
Favorable operating leases	110,872	16 years	(20,934)	89,938
Trademark	5,857	15 years	(1,822)	4,035

Balance as of April 30, 2007	116,729		(22,756)	93,973

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and Other Intangible Assets--Continued

Other intangible assets--Continued

The acquired companies maintained several operating lease agreements with agricultural producers which set forth an amount of sugarcane tons to be delivered at each harvest period. However, if that sugarcane had been bought directly from the producer with no lease agreement, the amount to be paid would depend on the productivity in tons of the sugarcane acquired in that same geographic area. Therefore, the intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in these contracts. The intangible assets are depreciated on the straight-line method based on the contract periods.

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

Fiscal Year ending April 30,
2009	8,598
2010	8,570
2011	8,570
2012	8,570
2013	8,570
Thereafter	63,259
106,137

10.	Taxes Payable

Cosan S.A. and its subsidiaries participate in several programs that provide for payments of Brazilian taxes in installments, as follows:

	2008	2007
Tax Recovery Program - Federal REFIS	100,013	81,626
Special Tax Payment Program – PAES	45,821	43,239
Others	87,429	39,575
	233,263	164,440
Current liabilities	(62,870)	(57,543)
Long-term liabilities	170,393	106,897

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes Payable--Continued

Tax Recovery Program - Federal REFIS

In 2000, several subsidiaries of Cosan S.A. signed an Option Instrument applying to pay their debts in installments based on the Tax Recovery Program - Federal REFIS. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

Special Tax Payment Program - PAES

By using the benefit granted by the Brazilian Special Tax Payment Program - PAES published on May 31, 2003, Cosan and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF and the INSS. Installments are adjusted monthly based on the TJLP variation. Relevant installments have been paid based on 1.5% of Cosan S.A.’s revenues, considering a minimum of 120 and a maximum of 180 installments.

Cosan S.A. and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

State VAT Amnesty

In October 2006, Cosan and the subsidiary Usina da Barra subscribed for the benefit of waiver of interest and penalties on state of VAT obligations, approved by State Law No. 12399/06, of September 29, 2006, which provides for a 90% penalty reduction and a 50% interest reduction, calculated to the date of payment.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes Payable--Continued

State VAT Amnesty--Continued

On October 31, 2006, under the amnesty, the subsidiary Usina da Barra prepaid tax obligations recorded under taxes payables as Special State Tax Payment Program (State REFIS) in the amount of US$37,417 and taxes payables in the amount of US$8,427. The prepayment resulted in a discount of US$20,683, which was recognized as financial discount under financial income.

On October 31, 2006, Usina da Barra also prepaid tax debts recorded under the caption estimated liability for legal proceedings and labor claims in the amount of US$99,582 for US$68,338. The discount granted in the amount of US$31,505 is comprised of US$20,043 of principal, penalty and fees, which was classified under the caption other operating income (expenses), with the remaining financial discount in the amount of US$11,471, classified under the caption financial income in the statement of operations.

11.	Long-term Debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	2008	2007
Resolution No. 2471 (PESA)	IGP-M	3.95%	272,809	196,545
Corn price		12.50%	432	685
Senior notes due 2009	US Dollar	9.0%	35,893	200,000
Senior notes due 2017	US Dollar	7.0%	407,603	407,311
IFC	US Dollar	7.44%	58,673	67,677
Perpetual notes	US Dollar	8.25%	460,156	459,035
Others	Various	Various	51,957	47,319
			1,287,523	1,378,572
Current liability			(38,175)	(36,076)
Long-term debt			1,249,348	1,342,496

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Long-term debt has the following scheduled maturities:

2010	45,316
2011	9,565
2012	41,806
2013	10,242
2014	1,718
2015	1,595
2016 and thereafter	1,139,106
1,249,348

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of April 30, 2008 and 2007 amounted to US$113,877 and US$82,205, respectively, and are classified as other non-current assets.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA--Continued

Senior notes due 2009

The senior notes are listed on the Luxembourg Stock Exchange, mature in November 2009 and bear interest at a rate of 9% per annum, payable semi-annually in May and November as from May 1, 2005. The senior notes are guaranteed by Cosan’s subsidiary, Usina da Barra.

On October 25, 2007, Cosan S.A. advanced payment of part of the debt thus reducing debt principal by US$164,192, that involved advance settlement of interest and bonus payment of US$17,294, which was recognized in financial expenses.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, a wholly-owned subsidiary of Cosan S.A., issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

IFC - International Finance Corporation

On June 28, 2005, Cosan S.A. entered into a credit facility agreement in the total amount of US$70,000 with the IFC, comprising an “A loan” of US$50,000 and a “C loan” of US$20,000. The “C loan” was used on October 14, 2005 while the funds from the “A loan” were deposited and available at February 23, 2006. Under the agreement, Cosan S.A. has granted to IFC an option for the total or partial conversion of the “C loan” into common shares of Cosan in connection with its Initial Public Offering. On November 7, 2005, IFC informed Cosan S.A. of its intention to exercise the conversion option in relation to the amount of US$5,000, which was converted into 686,750 common shares on November 16, 2005.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term Debt--Continued

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA--Continued

IFC - International Finance Corporation--Continued

Interest on these loans is due on a semi-annual basis and is payable on January 15 and July 15 of each year, based on the LIBOR plus a spread of 3.75% per annum for “C Loan”, and on LIBOR plus a spread of 2.5% per annum for “A Loan”. The “C loan” accrues additional interest based on a formula that takes Cosan S.A.’s EBITDA into consideration. The “C loan” outstanding principal will be settled in a lump sum on January 15, 2013, and may be prepaid. The “A loan” principal will be repaid in 12 equal installments payable every six months beginning July 15, 2007. The debt is secured by the industrial facilities of “Usina Rafard”, with a carrying value of US$5,400 at April 30, 2008, and is guaranteed by the controlling shareholder and Usina da Barra, Cosan Operadora Portuária and Agrícola Ponte Alta S.A.

Cosan S.A., together with its controlling shareholder and its subsidiaries, entered into a Shareholders Agreement with IFC, whereby tag along rights and a put option have been granted to IFC, which requires Cosan S.A.’s controlling shareholders to hold a minimum interest of 51% in Cosan’s share capital.

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

Cosan S.A. and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; and limitation on payment of dividends and other payments affecting subsidiaries. At April 30, 2008, Cosan S.A. was in compliance with all debt covenants.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

12.	Related Parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2008	2007
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	(36,773)	21
Sale of finished products and services	46,410	-

Transactions involving liabilities
Payment of financial resources, net of funding	-	(11,469)
Sale of finished products and services	-	-
Land leasing	-	11,096
Other	(395)	-

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

In addition, at April 30, 2008, Cosan S.A. and its subsidiary Usina da Barra were lessees of 37.599 hectares (unaudited) of land (35.701 hectares (unaudited) in 2007) of related companies under the same control as Cosan S.A.. These leases are carried out on an arm’s length basics, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments

	2008	2007
Tax contingencies	435,591	329,493
Civil and labor contingencies	58,507	49,698
	494,098	379,191

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets in the balance sheets, amounting to US$27,265 at April 30, 2008 (US$21,274 in 2007), have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Tax contingencies mainly refer to suits filed by Cosan S.A. and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA- Sugar and Ethanol Institute, and the Excise tax (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS.

The major tax contingencies as of April 30 are described as follows:

	2008	2007
Credit premium – IPI	149,192	123,671
PIS and Cofins	83,615	58,640
IPI credits	51,046	25,150
Contribution to IAA	47,183	37,683
IPI – Federal VAT	30,835	24,250
ICMS credits	25,916	18,347
Income tax	-	18,888
Other	47,804	22,864
	435,591	329,493

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities in Brazil relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	2008	2007
IPI Premium Credit (RP 67/98)	89,343	70,860
Withholding Income Tax	91,807	73,037
ICMS – State VAT	42,445	28,964
IAA - Sugar and Ethanol Institute	27,970	23,706
IPI - Federal Value-added tax	43,505	31,921
INSS	8,376	6,044
Civil and labor	33,739	28,036
Other	27,348	12,530
	364,533	275,098

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121, million was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007.  These fees remain unpaid at April 30, 2008.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

For the year ended April 30, 2008, these amounts were monetarily restated by the IPCA-E, totaling US$202,822 and US$24,339, corresponding to related suit and lawyers’ fees, respectively. The amounts of US$14,132 (credit) and US$1,956 (debit) were recognized in the net income (loss) for the year, under Financial income (expenses).

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2006	462,248
Provision, less effect of State VAT amnesty	(25,466)
Settlements	(70,160)
Effect of foreign currency translation	12,569
Balance at April 30, 2007	379,191
Provision	26,178
Increase through acquisition of subsidiary	37,196
Settlements	(6,018)
Reclassification to taxes payables (FIN48)	(22,769)
Foreign currency translation	80,320
Balance at April 30, 2008	494,098

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2008	2007	2006
Net sales	-	2,106	8,086
General and administrative expenses	-	(6,208)	-
Financial expenses	20,925	(1,404)	21,840
Other income (expense)	4,995	(19,960)	6,317
Income taxes	258	-	11,037
	26,178	(25,466)	47,280

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	2008	2007
Sugar (in tons)	5,068,000	5,459,000

The commitments by harvest period are as follows (unaudited):

	Sugar (in tons)
Harvest period	2008	2007
2007/2008	-	2,507,000
2008/2009	2,787,000	2,068,000
2009/2010	2,281,000	884,000
Total	5,068,000	5,459,000

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

Purchase

Cosan has entered into several commitments to purchase sugarcane from third parties in order to guarantee part of its production for the next harvest periods. The amount of sugarcane to be purchased was calculated based on an estimation of the sugarcane to be harvested in each geographic area. The amount to be paid by Cosan will be determined for each harvest period at the end of such harvest period according to price of the sugarcane published by CONSECANA.

The purchase commitments by harvest period as of April 30, 2007 are as follows (unaudited):

Harvest period	2008	2007
2007/2008	-	5,743,069
2008/2009	16,541,028	5,259,707
2009/2010	14,872,415	5,123,754
2010/2011	12,222,226	3,360,875
2011/2012	10,729,106	2,578,114
2012/2013	17,716,933	3,450,395
Total	72,081,708	25,515,914

As of April 30, 2008, Cosan had a normal capacity to mill 45,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$393,048 at April 30, 2008 (US$58,270 in 2007) (unaudited information).

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

13.	Estimated Liability for Legal Proceedings and Labor Claims and Commitments --Continued

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
Minimum rentals	29,767	53,081	46,199
Contingent rentals	65,990	55,621	14,767
Rental expense	95,757	108,702	60,966

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2008 are:

Operating
leases
Year ending April 30:
2009	37,018
2010	36,609
2011	36,288
2012	34,494
2013	30,932
Thereafter	356,665
Total minimum lease payments	532,006

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

14.	Financial Income and Expenses, Net

	2008	2007	2006
Financial expenses
Interest(1)	(149,138)	(126,876)	(101,117)
Monetary variation – losses	(36,844)	(33,210)	(13,212)
Foreign exchange variation – losses	185,232	20,024	(60,415)
Results from derivatives(3)	(129,703)	(111,156)	(223,707)
CPMF expenses(4)	(10,376)	(11,517)	(10,185)
Bank charges	(641)	(3,452)	(3,080)
Interest and fees paid on advanced payment of Senior Notes 2009	(16,513)	-	-
Other expenses			(1,334)
	(157,983)	(266,187)	(413,050)
Financial income
Interest(1)	20,598	18,951	11,681
Monetary variation – Gains	17,815	3,282	8,552
Foreign exchange - Gains(2)	(12,369)	(629)	133,054
Results from derivatives(3)	178,956	301,795	14,330
Earnings from marketable securities	69,855	36,759	18,154
Discounts obtained	(105)	43,370	418
Accounts receivable from government agency(5)	-	149,121	-
Other income	-	2,901	280
	274,750	555,550	186,469
Net amount	116,767	289,363	(226,581)

(1)   Includes results from swap operations.
(2)   Includes foreign exchange gains on liabilities denominated in foreign currency.
(3)   Includes results from transactions in futures, options and forward contracts.
(4)   Tax on Financial Transactions - CPMF.
(5)   See note 13.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes

Cosan is incorporated in Bermuda which has no income taxes.  The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2008	2007	2006
Income taxes benefit (expense):
Current	21,226	(43,346)	(19,946)
Deferred	(1,416)	(145,472)	49,688
	19,810	(188,818)	29,742

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2008	2007	2006
Consolidated income (loss) before income taxes	(25,012)	538,545	(101,565)
Income tax benefit (expense) at statutory rate — 34%	8,504	(183,105)	34,532
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	11,913	-	-
Write-off of deferred income taxes on tax loss carry forwards related to merged affiliates	-	-	(3,366)
Equity in earnings of affiliates not subject to taxation	(81)	(12)	539
Nondeductible goodwill amortization	(1,952)	(3,758)	(1,381)
Nondeductible donations, contributions and others	1,426	(1,943)	(582)
Income tax benefit (expense)	19,810	(188,818)	29,742

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes--Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:
Derivatives	973	-
Net operating loss carryforwards	53,794	28,016
Provision for contingencies	121,135	82,313
Legal reorganization	5,913	8,214
Other temporary differences	41,823	33,413
Total gross deferred tax assets	223,638	151,956
Current portion	1,602	24,788
Non-current portion	222,036	127,168

	2008	2007
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and on temporary differences	328,482	297,174

Current portion	4,611	28,419
Non-current portion	323,871	268,755

Net deferred tax assets (liabilities):
Current portion	(3,009)	(3,631)
Non-current portion	(101,836)	(141,587)
	(104,845)	(145,218)

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes--Continued

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at April 30, 2007, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of April 30, 2008, Cosan S.A. and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$163,239 and US$163,298, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, the Company recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

15.	Income Taxes--Continued

Cosan reclassified in the consolidated balance sheet certain recorded liabilities to other non-current liabilities related to the gross amount plus interest and penalties on unrecognized tax benefits, which were recorded as part of the estimated liability for legal proceedings in the consolidated balance sheet at May 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	22,769
Accrued interest on unrecognized tax benefit	1,211
Settlements	(324)
Balance at April 30, 2008	23,656

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in operating expenses. Interest and penalties related to unrecognized tax benefits amounted to US$1,211 during the year ended April 30, 2008. Total accrued of principal, interest and penalties as of April 30, 2008 and May 1, 2007 was US$23,656 and US$22,769, respectively, and were included as part of non-current liabilities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2003 through 2008.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

16.	Capital

On August 1, 2007, Cosan became the controlling shareholder of Cosan S.A. in which it holds 51% interest.

This was carried out by means of a corporate reorganization involving Cosan’s former direct controlling shareholders, Usina Costa Pinto S.A. Açúcar e Álcool (“Usina Costa Pinto”) and Aguassanta Participações S.A. (“Aguassanta Participações”).  These shareholders contributed capital to Cosan in the form of Cosan’s common shares, as stated below, thus becoming part of Cosan S.A.’s indirect ownership structure:

Shareholder	Number of shares of Cosan’s issue contributed as capital to Cosan Limited	Interest held in Cosan
Usina Costa Pinto	30,010,278	15.89%
Aguassanta Participações	66,321,766	35.11%
	96,332,044	51.00%

Subsequently, Aguassanta Participações proceeded with a corporate restructuring involving its interest held in Cosan. As a result of this restructuring, the equity interest formerly held by Aguassanta Participações directly in Cosan turned into indirect interest, by means of holding companies in Brazil and abroad. Upon completion of this corporate restructuring, the ownership structure of Cosan was as follows:

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	13.26%
Queluz Holdings Limited	B1	66,321,766	29.31%
Aguassanta Participações	A	5,000,000	2.21%
Other shareholders	A	124,910,812	55.22%
		226,242,856	100.00%

Cosan shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

16.	Capital --Continued

On August 17, 2007, Cosan concluded its Global Initial Public Offering (IPO) at the New York Stock Exchange by offering 111,678,000 Class A common shares. As of that date, Cosan priced its IPO at US$10.50 per Class A share. As a result of the Global Offering Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA) by BDR (Brazilian Depositary Receipts).

Cosan S.A. and Cosan announced the Share Acquisition Voluntary Public Offering (OPA) where Cosan aimed to acquire up to 100% of the unowned common shares of Cosan S.A. through and exchange for Class A shares depositary receipts (BDRs), for Class A shares issued by Cosan.

Upon the conclusion of the OPA on April 18, 2008, 18,232,812 shares of Cosan were exchanged, representing an increase in its interest in Cosan S.A. of 6.7%.

17.	Share-Based Compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

17.	Share-Based Compensation--Continued

According to the market value on the date of issuance, the exercise price is US$3.62 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	3.62	3.62
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	7.32	10.78

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

17.	Share-Based Compensation--Continued

Expected Term – Cosan S.A.’s expected term represents the period that Cosan S.A.’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan S.A. does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan S.A. had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan S.A. opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan S.A. has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan S.A. used the volatility of its shares as an assumption in its valuation model since Cosan S.A.’s IPO in Brazil, in 2005.

Expected Dividends – As the Cosan S.A. is a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate - Cosan S.A. bases the risk-free interest rate used in the Binominal Model valuation method on the implied yield currently available on SELIC - Special System Settlement Custody, which is the implied yield currently available on zero-coupon securities in Brazil.

As of April 30, 2008 the amount of US$13,928 related to the unrecognized compensation cost related to stock options is expected to be recognized in 2.0 years. Cosan S.A. currently has no shares in treasury.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

17.	Share-Based Compensation--Continued

Stock option activity for the year ended April 30, 2008, is as follows:

	Shares	Weighted-average exercise price
Outstanding as of April 30, 2006	4,302,780	2.93
Grants of options	-	-
Exercises	(1,132,707)	3.00
Forfeitures or expirations	(285,060)	3.00
Outstanding as of April 30, 2007	2,885,013	3.00
Grants of options	450,000	3.62
Exercises	(961,672)	3.62
Forfeitures or expirations	-	-
Outstanding as of April 30, 2008	2,373,341	3.62

Shares exercisable at April 30, 2008	-	-
Shares exercisable at April 30, 2007	-	-

18.	Risk Management and Financial Instruments

a.    Risk management

The volatility in the price of commodities and foreign exchange rates are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

These risks and related instruments are managed through the definition of strategies, establishment of control systems and determination of foreign exchange, interest rate and price change limits.

The financial instruments are contracted for hedging purposes only.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

18.	Risk Management and Financial Instruments --Continued

b.     Price risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c.     Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Transactions with derivatives combined with commodity price derivatives assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% per annum to 81% of CDI.

d.     Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At April 30, 2008, Cosan did not record any interest rate derivative contracts, except for the swap arrangement referred to in item c) Foreign exchange risk.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

18.	Risk Management and Financial Instruments --Continued

e.    Credit risk

A significant portion of sales made by Cosan and its subsidiaries is made to a selected group of best-in-class counterparties (i.e., trading companies, fuel distribution companies and large supermarket chains). Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. Cosan and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f.     Debt acceleration risk

As of April 30, 2008 and 2007, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others. These covenants are being fully complied with by Cosan and do not place any restrictions on its operations as a going-concern.

g.    Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

•	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

•
Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

18.	Risk Management and Financial Instruments --Continued

g.    Estimated market values--Continued

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at April 30, 2008 and 2007. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	68,377	68,377	316,542	316,542
Marketable securities	1,014,515	1,014,515	281,879	281,879

Financial liabilities:
Short-term and long-term debt	1,287,523	1,299,483	1,378,572	1,416,390
Advances from customers	15,616	15,616	48,608	45,576

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

19.	Segment Information

a.    Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has three segments: sugar, ethanol and others group. The operations of these segments are based solely in Brazil.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information --Continued

a.    Segment information --Continued

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan S.A. is the operating subsidiary. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
 (In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information--Continued

a.    Segment information--Continued

Cosan reports net sales by geographic area based on the destination of the net sales.

	2008	2007	2006
Net sales - Brazilian GAAP
Sugar	780,839	1,029,592	657,846
Ethanol	604,668	551,474	378,366
Others	102,102	95,832	57,792
Total	1,487,609	1,676,898	1,094,004
Reconciling items to U.S. GAAP
Sugar	3,624	2,152	2,610
Ethanol	-	-	-
Others	-	-	-
Total	3,624	2,152	2,610
Total net sales	1,491,233	1,679,050	1,096,614

Segment operating income (loss) - Brazilian GAAP
Sugar	(128,702)	105,290	65,997
Ethanol	(99,664)	56,396	37,959
Others	(16,829)	9,800	5,797
Operating income (loss) - Brazilian GAAP	(245,195)	171,486	109,753
Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	28,438	39,340	24,013
Ethanol	22,022	21,072	13,811
Others	3,719	3,662	2,110
	54,179	64,074	39,934
Other adjustments
Sugar	29,443	(816)	(10,501)
Ethanol	20,075	(1,573)	(7,559)
Others	3,389	(273)	(1,154)
Total sugar	(70,821)	143,814	79,509
Total ethanol	(57,567)	75,895	44,211
Total others	(9,721)	13,189	6,753
Operating income (loss)- U.S. GAAP	(138,109)	232,898	130,473

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information--Continued

b.    Sales by geographic area

The following table includes Cosan’s net sales by region:

	2008	2007	2006
Brazil	834,549	663,886	522,435
Europe	520,663	304,634	61,457
Middle East and Asia	71,405	473,752	323,488
North America	52,066	113,010	43,841
Latin America, other than Brazil	8,926	19,392	5,784
Africa	-	102,224	136,999
Total	1,487,609	1,676,898	1,094,004

c.    Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the years as a percentage of either domestic or international sales of sugar:

Market	Customer	2008	2007	2006
International	Sucres et Denrées	23.6%	33.3%	33.7%
	Tate & Lyle International	11.2%	5.3%	10.0%
	S.A. Fluxo	9.2%	9.5%	0.8%
	Cane International Corporation	7.2%	2.2%	12.8%
	Coimex Trading Ltd	6.9%	11.5%	11.3%

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

19.	Segment Information--Continued

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the years as a percentage of either domestic or international sales of ethanol:

Market	Customer	2008	2007	2006
International	Vertical UK LLP	13.6%	11.6%	9.3%
	Vitol Inc.	3.5%	-	-
	Morgan Stanley Capital Group Inc.	2.9%	-	-
	Kolmar Petrochemicals	-	6.2%	0.3%
	Alcotra S.A.	-	-	5.8%

Domestic	Shell Brasil Ltda.	20.1%	14.8%	27.8%
	Euro Petróleo do Brasil Ltda	14.3%	-	-
	Petrobrás Distribuidora S.A.	8.0%	9.2%	12.0%
	Cia Brasileira de Petróleo Ipiranga	6.1%	-	-
	Tux Distribuidora de Combustíveis Ltda.	5.7%	-	-
	Manancial Distribuidora de Petróleo Ltda.	-	8.2%	2.3%

20.	Commitment to Acquire Teaçu Armazéns Gerais S.A. and Esso Brasileira de Petróleo Ltda.

On April 9, 2008, Cosan S.A. entered into an agreement for the acquisition of 49% of the shares of Teaçu Armazéns Gerais S.A. for the amount of US$70,531. At that date, Cosan S.A. made an advance in the amount of US$59,270.  The acquisition will be closed within 210 days upon completion of due diligence and certain contractual conditions, at which time the remaining US$11,261 will be paid.

On April 23. 2008. Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V. (“Exxon”) for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and certain affiliates, marketers and distributors of fuel and lubricants in Brazilian retail and wholesale markets as well as aviation fuel supply. The closing of the acquisition is contingent upon completion of a Transition Period, during which shared services provided by Exxon from other countries will be transitioned to the Brazilian entities to be acquired and the technology platform will be transitioned to an exclusive segregated environment in Brazil.

COSAN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
Years ended April 30, 2008, 2007 and 2006
(In thousands of U.S. dollars, unless otherwise stated)

20.	Commitment to Acquire Teaçu Armazéns Gerais S.A. and Esso Brasileira de Petróleo Ltda.--Continued

The presently negotiated purchase price is cash of US$826,000 to be paid upon closing and assumption of debt amounting to US$198,000. The acquisition price is subject to revision at the end of the Transition Period when the transaction is closed.  During the Transition Period, Exxon retains operational control of the entities to be acquired.