Form 20-F
period 2009-03-31
Cosan Ltd.
filed 2009-09-30
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from April 30, 2008 to March 31, 2009

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
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
Marcelo Eduardo Martins
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

The number of outstanding shares as of April 30, 2008 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share Class B – series 1 - Common Shares, par value $.01 per share	174,355,341 96,332,044
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
 ☐ Item 17      ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐ Yes        ☒ No

i

ii

FORWARD-LOOKING STATEMENTS

This transition report contains estimates and forward-looking statements, principally under “Item 3. Key Information – D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company – B. Business Overview”. Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

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

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this transition report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Presentation of Financial and Other Information

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with U.S. GAAP.

We have modified our fiscal year to end on March 31. We have included in this transition report our audited consolidated financial statements at and for the eleven months ended March 31, 2009 and for the years ended April 30, 2008 and 2007 prepared in accordance with U.S. GAAP. For comparison purposes, we have also included as an exhibit to this transition report our unaudited condensed consolidated balance sheet, income statement, cash flows and statement of changes in shareholders’ equity for the eleven month period ended March 31, 2008. Unless otherwise indicated, all financial information of our company included in this transition report has been prepared in accordance with U.S. GAAP.

Cosan S.A. Indústria e Comércio or “Cosan” acquired Açucareira Corona S.A., or “Corona”, Mundial Açúcar e Álcool S.A., or “Mundial” and Usina Açucareira Bom Retiro S.A., or “Bom Retiro” and also increased its ownership in FBA—Franco Brasileira S.A. Açúcar e Álcool, or “FBA”, from 47.5% to 99.9% in fiscal year 2006. We also made other smaller acquisitions in fiscal year 2007. In addition, in December 2008, Cosan acquired 100% of the capital of Esso Brasileira de Petróleo Ltda., or “Essobras” (Cosan Combustíveis e Lubrificantes S.A., or  “CCL”), and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from ExxonMobil International Holding B.V., or “Exxon”, which may affect the comparability of the financial information for the periods presented in this transition report.  See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructurings.”

Fiscal Year

We have modified our fiscal year end. Beginning in 2009, our and Cosan’s fiscal year ends on March 31. Previously our fiscal year ended on April 30. References in this transition report to “transition fiscal year 2009” and “transition period 2008” relate to the eleven months ended on March 31, 2009 and 2008, respectively. References in this transition report to “fiscal year 2008” or prior fiscal years relate to the fiscal year ended on April 30 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian tax laws, the applicable year ends on December 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this transition report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., or “LMC”, the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA”, Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA”, Datagro Publicações Ltda., or “Datagro”, F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA”, the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”, the New York Board of Trade, or NYBOT, the New York Stock Exchange and the London Stock Exchange. We believe that all market data in this transition report is reliable, accurate and complete.

Terms Used in this Transition Report

In this transition report, we present information in gallons and liters. One gallon is equal to approximately 3.78 liters. In addition, we also present information in tons. In this transition report, references to “ton” refer to the metric ton, which is equal to 1,000 kilograms.

All references in this transition report to “TSR” are to total sugar recovered, which represents the total amount of sugar content in the sugarcane.

All references in this transition report to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil.

Rounding

We have rounding adjustments to reach some of the figures included in this transition report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for Cosan Limited, or the “Company”, derived from our financial statements and for its predecessor for certain periods. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this transition report.

U.S. GAAP

The financial data at and for the eleven month period ended March 31, 2009 and at and for the fiscal years ended April 30, 2008, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.  The financial data at and for the eleven month period ended March 31, 2008 is unaudited and presented solely for the purpose of providing a meaningful comparison with the eleven month period ended March 31, 2009.

	For Eleven Months Ended March 31,				For Fiscal Year Ended April 30,
	2009 (audited)		2008 (unaudited)		2008		2007		2006		2005
	(in millions of US$)
Statement of Operations Data:
Net sales	US$	2,926.5	US$	1,284.1	US$	1,491.2	US$	1,679.1	US$	1,096.6	US$	644.4
Sugar		843.1		671.8		784.5		1,031.7		660.5		415.8
Ethanol		548.7		518.9		604.7		551.5		378.4		178.4
Fuel distribution		1,440.3		–		–		–		–		–
Other products and services		94.4		93.4		102.1		95.8		57.8		50.1
Cost of goods sold		(2,621.9)		(1,170.5)		(1,345.6)		(1,191.3)		(796.3)		(456.6)
Gross profit		304.6		113.6		145.6		487.8		300.3		187.8
Selling expenses		(213.3)		(151.0)		(168.6)		(133.8)		(97.8)		(57.8)
General and administrative expenses		(140.1)		(105.1)		(115.1)		(121.1)		(72.0)		(40.0)
Operating income (loss)		(48.8)		(142.5)		(138.1)		232.9		130.5		90.0
Other income (expenses):
Financial income		365.0		250.7		274.8		555.6		186.5		76.8
Financial expenses		(735.8)		(184.1)		(158.0)		(266.2)		(413.1)		(115.9)
Other		(2.3)		(3.7)		(3.7)		16.3		(5.5)		(16.4)
Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest		(421.9)		(79.6)		(25.0)		538.5		(101.6)		34.5
Income taxes (expense)/benefit		144.7		31.8		19.8		(188.8)		29.7		(14.9)
Income (loss) before equity in income (loss) of affiliates and minority interest		(277.2)		(47.8)		(5.2)		349.7		(71.8)		19.6
Equity in income (loss) of affiliates		6.1		(2.7)		(0.2)		(0.0)		1.6		3.4
Minority interest in (net income) loss of subsidiaries		83.0		32.8		22.0		(173.0)		33.1		(11.5)
Net income (loss)	US$	(188.1)	US$	(17.7)	US$	16.6	US$	176.7	US$	(37.1)	US$	11.6

For Eleven Months Ended March 31,				For Fiscal Year Ended April 30,
2009 (audited)		2008 (unaudited)		2008		2007		2006		2005
(in millions of US$)
US$	.5	US$	.1	US$	.2	US$	.1	US$	.6	US$	.4
Balance Sheet Data:
Cash and cash equivalents	US$	508.8	US$	103.1	US$	68.4	US$	316.5	US$	29.2	US$	13.2
Marketable securities		–		975.4		1,014.5		281.9		368.8		2.0
Inventories		477.8		423.1		337.7		247.5		187.2		122.2
Property, plant, and equipment, net		2,271.8		1,764.6		2,108.1		1,194.1		1,008.1		401.8
Goodwill		888.8		574.2		772.6		491.9		497.9		166.6
Total assets		5,421.1		4,878.7		5,269.1		3,253.4		2,691.8		960.2
Current liabilities		1,164.7		299.6		359.1		274.2		397.1		207.8
Estimated liability for legal proceedings and labor claims		497.6		438.7		494.1		379.2		462.2		101.7
Long-term debt		1,251.1		1,234.8		1,249.3		1,342.5		941.7		314.7
Minority interest in consolidated subsidiaries		544.5		894.7		796.8		463.6		287.6		93.7
Total shareholders equity	US$	1,596.2	US$	1,666.2	US$	1,995.7	US$	473.6	US$	294.3	US$	97.1
Other Financial and Operating Data:
Depreciation and amortization	US$	290.7	US$	216.8	US$	236.1	US$	187.4	US$	98.6	US$	41.7
Net debt(1)		1,420.7		80.0		90.8		697.9		517.4		287.0
Working capital(2)		362.8		1,661.0		1,503.8		865.3		563.2		84.7
Cash flow provided by (used in):
Operating activities		256.6		(11.8)		57.6		284.0		86.0		7.6
Investing activities		(787.8)		(826.6)		(1,441.7)		(251.6)		(825.5)		(62.7)
Financing activities	US$	871.9	US$	595.1	US$	1,023.3	US$	222.8	US$	725.9	US$	433.6
Crushed sugarcane (in million tons)		43.1		–		40.3		36.2		27.9		24.3
Own sugarcane (in million tons)		22.7		–		22.3		21.6		17.2		15.0
Growers sugarcane (in million tons)		20.4		–		18.0		14.5		10.7		9.3
Sugar production (in thousand tons)		3,179.2		–		3,241.0		3,182.3		2,328.4		2,121.5
Ethanol production (in million liters)		1,688.4		–		1,524.6		1,236.6		915.0		741.3
Earnings per share (basic and diluted)	US$	(0.76)	US$	–	US$	0.09	US$	1.83	US$	(0.35)	US$	0.10
Number of shares outstanding		270,687,385		–		226,242,856		96,332,044		96,332,044		96,332,044
Dividends paid		–		–		–	US$	37.3		–	US$	0.6

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in the financial statements as other non-current assets. Net debt is not a U.S. GAAP measure.

(2)	Working capital consists of current assets less current liabilities.

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

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the “international transfers of reais”), including those made through the so-called non-resident accounts (also known as CC5 accounts). The Central Bank has allowed the real to float freely since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005, 2006 and 2007, however, the real appreciated in relation to the U.S. dollar by 8.8%, 13.4%, 9.5% and 20.7%, respectively. In 2008, the real depreciated against the U.S. dollar by 24.2%.  Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Period-end		Average for Period		Low		High
			(reais per U.S. dollar)
Fiscal Year Ended:
April 30, 2005	R$	2.5313	R$	2.8450	R$	2.5195	R$	3.2051
April 30, 2006		2.0892		2.2841		2.0892		2.5146
April 30, 2007		2.0339		2.1468		2.0231		2.3711
April 30, 2008		1.6872		1.8283		1.6575		2.1124
March 31, 2009		2.3152		2.0047		1.5593		2.5004
Month Ended:
April 2009		2.1783		2.2019		2.1699		2.2899
May 2009		1.9730		2.0664		1.9730		2.1783
June 2009		1.9516		1.9540		1.9301		2.0074
July 2009		1.8726		1.9364		1.8726		2.0147
August 2009		1.8864		1.8452		1.8181		1.8864
September 2009 (through September 25, 2009)		1.8017		1.8252		1.7916		1.9038

Source: Central Bank.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our BDRs on BM&FBOVESPA, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan, which will be made in reais. See “Item 3D. Risk Factors – Risks Related to Brazil”.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this transition report. Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Risks Related to Our Business and Industries

We operate in industries in which the demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and the world.

The ethanol and sugar industries, both globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply and demand for gasoline, and our business and financial performance may be materially adversely affected if gasoline demand or price decreases. The increase in the production and sale of flex fuel cars has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline only cars. This favorable tax treatment may be eliminated and the production of flex fuel cars may decrease, which could adversely affect demand for ethanol.

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

Sugar prices started to increase during 2009, reflecting the deficit in global sugar production principally due to the drop in production in India, a large exporter of sugar that became a large importer.  Sugar prices in the current fiscal year reached the highest levels in nearly 30 years.  Sugar prices may also be influenced by the Brazilian crop this year, which may suffer from a reduction in the sugarcane harvested and its quality, due to unusual rainfalls in periods of historical high yields.

The expected benefits of the integration of CCL within the Cosan group may not be realized, in the timeframe anticipated or at all, because of integration or other challenges.

We acquired CCL (formerly Essobras) on December 1, 2008. Achieving the expected cost benefits of the acquisition, including the amortization of goodwill associated with the anticipated merger of CCL with one of our subsidiaries, Cosanpar, will depend on the timely and efficient integration of our operations, business culture, technology and personnel within the Cosan Group. In addition, the benefits of our integration may be offset by changes in industry conditions, market demand, or other factors. Our management team has spent a considerable amount of time, and will continue to devote a considerable amount of time, to the integration process, diverting management attention from our business. The challenges involved in the integration include, among others:

•	hiring additional management and other critical personnel;

•	conforming our processes to align with the Cosan Group;

•	integrating business cultures; and

•	potential loss of key employees.

We cannot assure you that the integration will be successful and cannot predict its effects on our business.

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

We are currently building an ethanol plant in the State of Goiás, the Jataí mill, which is expected to be completed during the second quarter of fiscal year 2010 and will be able to crush approximately 4 million tons when operating at full capacity by 2013.  The Jataí mill is part of our project to build three ethanol greenfield mills in the State of Goiás.  We plan to invest in the construction of the two other mills.  However, the investments are currently on hold and may be cancelled. We are also building another greenfield project called Carapó, which we acquired as part of Nova América acquisition.  The completion of Carapó project construction is also expected to occur during the current fiscal year.

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

The integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for the development and ongoing expansion of our existing operations. Planned or future greenfield projects or expansion of existing facilities may not enhance our financial performance.

We may not successfully implement our plans to sell energy from our cogeneration projects, and the Brazilian government’s regulation of the energy sector may affect our business and financial performance.

Our current total installed energy cogeneration capacity is approximately 294.3 MW, a substantial majority of which is used to generate energy for our own industrial operations. We have already won bids in seven government energy auctions and entered into four bilateral contracts to sell, for the next 15 years, approximately 2,696 GWh/year to the Brazilian electricity grid.  We believe that five of our mills will start to deliver energy to the electricity grid this year.  We have no significant prior experience in planning, developing and managing large-scale energy cogeneration projects. We may need to invest significant amounts to overcome any operating difficulties. In addition, the Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of volatility of sugar prices and exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. In fiscal year 2006, we experienced losses of US$209.4 million from sugar price and exchange rate hedging transactions. In fiscal year 2007 and fiscal year 2008, we experienced gains of US$190.6 million and US$49.3 million, respectively, from sugar price and exchange rate hedging transactions. In fiscal year 2009, we experienced gains of US$22.9 million.  We may incur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of our sugar export volumes. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could adversely affect our financial performance during periods in which commodities prices decrease.

We face significant competition, which may adversely affect our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than our company. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Santelisa Vale (the second largest ethanol and sugar producer in Brazil), Group Louis Dreyfus (the third largest ethanol and sugar producer in Brazil), Grupo Carlos Lyra, Grupo São Martinho, Grupo Tercio Wanderley, Grupo Guarani, Grupo Zilor, Grupo Oscar Figueiredo, Grupo Santa Terezinha, Grupo Da Pedra, and Grupo Irmãos Biagi and other ethanol and sugar producers in Brazil market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar”. During the 2008/2009 harvest, Copersucar had 33 members that produce ethanol and sugar in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

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

The fuel distribution and lubricant market in Brazil is highly competitive. We compete with domestic fuel distributors who purchase substantially all of their fuels from Petrobras. There are very few domestic competitors, like us, who import certain products into Brazil. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and retail consumers. Certain of our competitors, such as Petrobras, have larger fuel distribution networks and vertically integrated oil refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Our principal competitors are larger and have substantially greater resources than we do. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstocks or intense price fluctuations. The actions of our competitors could lead to lower prices or reduced margins for the products we sell, which could have a material and adverse effect on our business or results of operations.

Anticompetitive practices in the fuel and lubricants distribution market may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil. Generally these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 25% permitted by applicable law (the overall taxation of anhydrous ethanol is lower than hydrated ethanol and gasoline). Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion on the part of some fuel distributors has been prevalent, allowing them to lower the prices they charge. These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including us, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices. The final prices for fuels are calculated based on the taxes levied on their purchase and sale, among others factors. As a result, anticompetitive practices as such tax evasion may affect our sales volume, which could have a material and adverse effect on our business. If such practices become more prevalent, it could lead to lower prices or reduced margins for the products we sell, which could have a material and adverse effect on our business or results of operations.

Petrobras is our principal supplier of our base oils and of our fuel distribution business unit.

Significant disruption to our fuels and lubricant sales may occur, in the event of an interruption of supply from Petrobras. Any interruption would immediately affect our ability to provide fuel and lubricant products to our customers. If we are not able to obtain an adequate supply of fuel and base oil products from Petrobras under acceptable terms, we may seek to meet our demands through purchases on the international market. The cost of fuel and base oil products on the international market may be more expensive than the price we obtain through Petrobras.

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

In transition fiscal year 2009, our net sales from exports were US$929.2 million, representing 31.8% of our total net sales. During this same period, our net sales from sugar exports were US$733.4 million, representing 25.1% of our total net sales, and our net sales from exports of ethanol were US$187.2 million, representing 6.4% of our total net sales.

In fiscal year ended April 30, 2008, our net sales from exports were US$823.2 million, representing 55.2% of our total net sales. During this same period, our net sales from sugar exports were US$649.8 million, representing 43.6% of our total net sales, and our net sales from exports of ethanol were US$166.1 million, representing 11.1% of our total net sales.

Our net sales from exports in fiscal year ended April 30, 2007 totaled US$1,014.8 million, representing 60.4% of our total net sales. In fiscal year 2007, we had export net sales of sugar of US$873.0 million, representing 52.0% of our total net sales, and we had export net sales of ethanol of US$138.3 million, representing 8.2% of our total net sales. We expect to expand our ethanol exports in the future. Expansion of ethanol exports depends on factors beyond our control, including liberalization of existing trade barriers and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

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

We may not be able to maintain rights to use blending formulas and brands supplied by ExxonMobil.

We, through our subsidiary CCL, are the exclusive manufacturer and distributor of lubricants products in Brazil based on formulas provided to us under a license from ExxonMobil under the Master Lubricants Agreement, which expires on December 1, 2018.  We have also been granted a license to use the ExxonMobil brand to market fuels under the Fuels Trademark License Agreement, which expires on December 1, 2013.  The termination of any of these licenses, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.

We have grown substantially through acquisitions. We plan to continue to acquire, from time to time, other ethanol or sugar producers or facilities in Brazil or elsewhere that complement or expand our sugar and ethanol existing operations.  Moreover, we plan to acquire and build, from time to time, fuel terminals, lubricant production assets, retail distribution stations and other assets that complement and expand our fuel and lubricants existing operations and also intend to expand our network of service stations through increased branding.  We also may enter into strategic alliances to increase our competitiveness. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of any particular transaction being completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets on acceptable terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected ethanol and sugar prices.

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

Governmental authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 25% by volume). Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan is discussing the requirement the addition of 3% of ethanol to gasoline, increasing such requirement to 20% in 2030 and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material and adverse effect in our business.

Government policies and regulations affecting the agricultural and fuel sectors and related industries could adversely affect our operations and profitability.

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

In addition, petroleum and petroleum products have historically been subject of price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government power to set prices for petroleum, petroleum products, ethanol or NGV. However, given that Petrobras, the only supplier of oil-based fuels in Brazil, is a state-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financials results, which are not linked to international prices.

We may not be successful in reducing operating costs and increasing operating efficiencies.

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. For example, we are purchasing new harvesters and increasing the outsourcing of the mechanical harvesting with the goal of having, by fiscal year 2012, approximately 80% of our sugarcane harvested mechanically. We may not be able to achieve the cost savings that we expect to realize from this and other initiatives.  Any failure to realize anticipated cost savings may adversely affect our competitiveness and financial performance.

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

Approximately 40% of our sugarcane is currently harvested by burning the crop, which removes leaves and destroys insects and other pests. The State of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. We currently incur significant costs to comply with these laws and regulations, and there is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, as a result, our ability to operate our own plants and harvest our sugarcane crops may be adversely affected.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from R$50.00 to R$50.0 million (US$21.60 to US$21.6 million) and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

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

Sugarcane is our principal raw material used for the production of ethanol and sugar. In transition fiscal year 2009, sugarcane purchased from suppliers accounted for 30% of our consolidated costs of goods sold and operating expenses. We purchase 40% of the sugarcane that we use in our production of ethanol and sugar directly from thousands of third-party sugarcane growers. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of March 31, 2009, we also leased approximately 355,165 hectares under approximately 1,861 land lease contracts with an average term of five years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

We are exposed to the credit and other counterparty risk of our customers in the ordinary course of our business.

We have various credit terms with virtually all of our wholesale and retail industrial customers, and our customers have varying degrees of creditworthiness which exposes us to the risk of nonpayment or other default under our contracts and other arrangements with them. In the event that a significant number of material customers default on their payment obligations to us, our financial condition, results of operations or cash flows, could be materially and adversely affected.

Our business would be materially adversely affected if operations at our transportation, terminal and storage and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.

Our operations are dependent upon the uninterrupted operation of our terminal and storage facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes;

•	environmental remediation;

•	labor difficulties; and

•	disruptions in the supply of our products to our facilities or means of transportation.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would materially adversely affect our results of operations and cash flow.

Fire and other disasters could affect our agricultural and manufacturing properties, which would adversely affect our production volumes and, consequently, financial performance.

Our operations will be subject to risks affecting our agricultural properties and facilities, including fire potentially destroying some or our entire yield and facilities. In addition, our operations are subject to hazards associated with the manufacture of inflammable products and transportation of feed stocks and inflammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties. Our Da Barra mill was responsible for approximately 15% of our total sugar production in the 2008/2009 harvest. Any material damage to our Da Barra mill would adversely affect our production volumes and, consequently, our financial performance.

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

A substantial portion of our sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In the transition fiscal year 2009, five of our customers accounted for 66.8% of our net sales of sugar. In the same fiscal year, five of our customers accounted for 60.5% of our net sales of ethanol. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of our customers.

Our subsidiary’s port concession is subject to termination by the granting authority.

We own and operate a sugar-loading terminal at the Port of Santos in the State of São Paulo through our subsidiary Rumo Logística S.A., or “Rumo”.  This port terminal is a result of the association of two previous terminals, Cosan Operadora Portuária S.A., or “Cosan Portuária”, and Teaçu Armazéns Gerais S.A., or “Teaçu” (previously owned by Nova América).  The close proximity of our mills to the port enables us to benefit from lower transportation costs. Pursuant to the port concession agreement with the State of São Paulo’s Port Authority (Companhia de Docas do Estado de São Paulo – CODESP), or “CODESP”, Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement.  We are already discussing with the CODESP the renewal of this concession, but we cannot provide assurances that we will be able to renew the concession at all or on favorable terms.  The South Terminal concession (formerly Teaçu) was initially scheduled to in 2016, but has been extended until 2036.  All port concessions may be unilaterally terminated by the granting authority prior to that time upon:

•	expropriation of the port concession in the public interest;

•	default by Rumo in the performance of its obligations under the port concession agreement, including the payment of concession fees or failure to comply with other legal and regulatory obligations;

•	Rumo’s failure to comply with determinations by the granting authority; or

•	bankruptcy or dissolution of Rumo.

Termination of the port concession agreement may adversely impact our transportation costs and the turn-around time for the export of our products as well as our revenues from service agreements related to our port facilities.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us aggregating US$1,493.8 million, and as to which, at March 31, 2009, we recorded a provision totaling US$423.7 million, net of judicial deposits in an aggregate amount of US$74.0 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

Funding, especially on terms acceptable to us, may not be available to meet our future capital needs.

Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, among other things. These events have negatively affected general economic conditions. In particular, the cost of raising money in the debt capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers on commercially reasonable terms or at all.

If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities or responding to competitive pressures may become challenging, which could have a material and adverse effect on our revenue and results of operations.

The production of lubricants and the storage and transportation of fuel products, lubricant products are inherently hazardous.

The complex manufacturing operations we perform at our Lubricants Oil Blending Plant, or LOBP, involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of our plants, service stations or storage facilities could force us to suspend our operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also materially adversely affect our manufacturing operations and consequently our results of operations.

We are not insured against business interruption for our Brazilian operations and most of our assets are not insured against war or sabotage. In addition, our insurance coverage may be inadequate to cover all losses and/or liabilities that may be incurred in our operations.

We do not maintain coverage for business interruptions of any nature for our Brazilian operations, including business interruptions caused by labor disruptions. If, for instance, our workers were to strike, the resulting work stoppages could have a material and adverse effect on us. In addition, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business could have a material and adverse effect on our financial condition or results of operations. Our operations are subject to a number of hazards and risks. We maintain insurance at levels that are customary in our industry to protect against these liabilities; however, our insurance may not be adequate to cover all losses or liabilities that might be incurred in our operations. Moreover, we will be subject to the risk that we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. If we were to incur a significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

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

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our company and these shareholders. For example, we enter into land leasing agreements with our affiliates, including Amaralina Agrícola Ltda., or “Amaralina”, Santa Bárbara Agrícola S.A., or “Santa Bárbara” and São Francisco S.A., or “São Francisco”. The accounts payable balances result mainly from the lease of agriculture land, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. Commercial and financial transactions between our affiliates and us, even on if entered into on an arm’s length basis, create the potential for, or could result in, conflicts of interests.

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, published by the IBGE, the Brazilian price inflation rates were  7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 4.5% in 2007 and 5.9% in 2008. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Cosan generally invoices its sales in Brazilian reais, but reports results in U.S. dollars. The results of Cosan and our other Brazilian subsidiaries are translated from reais into U.S. dollars upon consolidation. When the U.S. dollar strengthens against other currencies, our net sales and net income may decrease.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In fiscal year 2004, the real devalued slightly by 1.9%, ending at R$2.945 per US$1.00. In fiscal year 2005, the real ended at R$2.531 per US$1.00, which represented a 14.0% appreciation. In fiscal year 2006, the real appreciated by 17.5%, ending at R$2.089 per US$1.00. In fiscal year 2007, the real appreciated by 2.6%, ending at R$2.034 per US$1.00. In fiscal year 2008, the real appreciated by 20.5%, closing at R$1.687 per US$1.00. In transition fiscal year 2009, the real devalued by 37.2%, closing at R$2.315 per US$1.00.

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

Because a substantial portion of Cosan’s indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to Cosan’s indebtedness as of March 31, 2009 was US$1,099.8 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS”, the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS”, the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), or “CPMF”, the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS”, and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. Moreover, as a measure to avoid unfair competitive practices in the ethanol business, the federal government has recently enacted Law No. 11,727/08.  According to this new law, the collection of PIS and COFINS has shifted from the distributors to distilleries, thereby increasing the burden of these taxes collected at the distilleries from 25% to 40%.  The law further requires the installation of flow meters at distilleries to control the output of ethanol.  However, some of these measures may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Related to our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company, so that the rights of holders of our shares will be governed by Bermuda law and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and some of the experts referred to in this transition report are not citizens or residents of the United States, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, Attride-Stirling & Woloniecki, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of March 31, 2009. In accordance with lock-up agreements, holders of our class B common shares have agreed, subject to limited exceptions, not to offer, sell, transfer, or dispose in any other way, directly or indirectly before August 16, 2010 less than all of the class B common shares that they own. After the end of such lock-up period, such previously restricted class B common shares may be traded freely.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. We are registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Juscelino Kubitschek, 1726 – 6th floor, São Paulo – SP, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively.

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

Our operating activities are carried out primarily through Cosan and Usina Da Barra S.A. Açúcar e Álcool, or Da Barra. We also operate a terminal at the Port of Santos through Cosan Portuária and own a 22% interest in another ethanol terminal located at the Port of Santos through TEAS. We also own Cosan Distribuidora de Combustíveis Ltda., a fuel distribution company that is currently non-operative but maintains all of the necessary governmental licenses to distribute fuel in Brazil. The sole purpose of our non-operating subsidiary, Administração de Participações Aguassanta Ltda., is to hold shares of Da Barra. We own and operate the Costa Pinto, São Francisco, Santa Helena, Rafard, Serra, Diamante, Mundial and Bom Retiro mills and lease the Junqueira mill. Da Barra owns the Da Barra, Ipaussu, Gasa, Destivale, Bonfim, Univalem, Benalcool and Tamoio mills and leases the Dois Córregos mill.

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 141.9% from approximately 24.8 million tons to approximately 49.1 million tons as of March 31, 2009 primarily through acquisitions, partnerships and corporate restructurings (after the completion of Nova América acquisition, on June 18, 2009 we added approximately 10.6 million tons to our sugarcane crushing capacity). As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions.

Our principal acquisitions, partnerships and corporate restructurings since May 2004 consist of the following:

•
In December 2004, Cosan acquired, through FBA, controlling interests in the Destivale Group (which consists of Destilaria Vale do Tietê, or “Destivale”, Destiagro Destivale Agropecuária Ltda., or “Destiagro”, Agrícola Destivale Ltda., or “Agrícola Destivale”, and Auto Posto Destivale Ltda., or “Auto Posto Destivale”) for an aggregate purchase price of US$36.7 million. The Destivale Group has 1.0 million tons of sugarcane crushing capacity. In March 2006, Destivale and Destiagro were merged into Corona.

•
In May 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for US$100.9 million the remaining 52.5% of the outstanding shares of FBA, generating goodwill in the amount of US$32.9 million.

•	In July 2005, Cosan transferred all of its ownership interest in Amaralina to Cosan’s shareholders, valued at US$118.6 million.

•
In December 2005, Cosan indirectly acquired 100% of the common shares of Mundial, and of Alcomira S.A. The purchase price was US$29.2 million in cash plus the assumption of certain existing liabilities of Mundial in an amount of US$23.0 million. Cosan recorded US$52.2 million in goodwill related to this acquisition. At the time of the acquisition, Mundial was located in Mirandópolis, São Paulo, and had an annual sugarcane crushing capacity of approximately 1.3 million tons of sugarcane.

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

•
In April 2006, Cosan acquired controlling interests in Bom Retiro for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

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

•
On April 23, 2008, Cosan entered into an agreement with Exxon, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries, or “Essobrás”, a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008, Cosan completed the acquisition of all of the outstanding shares of Essobrás for a purchase price of approximately US$715 million and assumed debts in the amount of US$175 million. On January 16, 2009 the corporate name of Essobrás has been changed to Cosan Combustíveis e Lubrificantes S.A. At the time of the acquisition, CCL had a distribution network of more than 1,500 stations in Brazil and 40 fuel distribution centers. Additionally, CCL registered annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million cubic meters of VNG and 127,000 cubic meters of lubricants produced at our plant in Rio de Janeiro, which will continue to offer products under the Esso and Mobil brands, developed using Exxon’s global technology. With this acquisition, we expanded our business model to become the first integrated renewable energy company in the world, with operations ranging from sugarcane cultivation to fuel distribution and sales in the retail market.

•
On August 28, 2008, Cosan announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A., or “Radar”, which makes real estate investments in Brazil identifying and acquiring rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds 18.9% of Radar. Cosan initially invested US$35 million and the other investors US$150 million.  Furthermore, the parties have committed to invest an amount equal to US dollar equivalent of the Brazilian reais amount initially invested, which should only be disbursed when approximately 50% of the initial capital contribution has been invested.  Cosan has the right to exercise significant influence on Radar’s operations and, therefore, the investment is accounted using the equity method.

•
In October 2008, a private subscription was announced involving US$50 million by the controlling shareholder, Rubens Ometto Silveira Mello, and up to US$150 million by the funds managed by Gávea Investimentos Ltda., at US$4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result, Rubens Ometto Silveira Mello holds 41.5% of our total capital and 86.1% of our voting capital.

•
On April 9, 2009, Cosan and Rezende Barbosa, concluded the port terminals combination of Cosan and Teaçu, a subsidiary of Rezende Barbosa.  As a result, Cosan, through its subsidiary Novo Rumo Logística S.A., or “Novo Rumo” acquired 100% of the outstanding shares of Teaçu for a combination of R$121 million (approximately US$53.0 million) and shares representing 28.82% of Novo Rumo’s capital.  Teaçu holds a port concession in the City of Santos and operates a terminal dedicated to exporting sugar and other agricultural products.  As a result of the transaction, Cosan’s indirect participation in Novo Rumo’s capital is of 71.18%.

•
On June 17, 2009, Cosanpar Participações S.A., or Cosanpar, a wholly-owned subsidiary of Cosan, sold to Shell Brasil Ltda. its equity interest in Jacta Participações S.A., or “Jacta”, a distributor of aviation fuel that was part of Essobras.  Cosanpar received R$115.6 million (US$59.2 million) from the sale.  The results of the transaction were recorded in the fuel distribution business unit.

•
On June 18, 2009, Cosan entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay”.  The acquisition was carried out through the merger of Curupay into Cosan resulting in the issuance by Cosan of 44,300,389 new common shares, representing 11.89% of its corporate capital, fully subscribed and paid-in by Rezende Barbosa. The total amount of Cosan’s capital increase was of approximately US$321.1 million.  The principal investment of Curupay was the ownership on 100% of the outstanding shares of Nova América S.A. Agroenergia, or “Nova América”.  Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia, and the “União” brand, which is the leading sugar brand in Brazil.  Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

Corporate Structure and Ownership.

The following chart sets forth our current capital structure:

Capital Expenditures

The following table sets forth our capital expenditures, net of cash received from sale of long term assets, for the eleven months ended March 31, 2009 and fiscal years ended April 30, 2008 and 2007:

	For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2009		2008		2007
	(in millions of US$)
Sugar cane planting costs	US$	64.0	US$	142.5	US$	91.2
Co-generation projects		161.8		99.7		40.7
Inter-harvest maintenance costs		64.3		89.6		58.4
Other acquisitions of property, plant and equipment		371.4		311.1		165.9
Acquisitions, net of cash acquired		714.4		102.0		39.4
Total		1,375.9		744.9		395.6

We are continuously searching for opportunities to increase our production capacity of sugar, ethanol and bio-electricity, including the development of greenfield projects.  In 2009, two new mills will start operations. Jataí mill in the State of Goiás and Carapó mill in the State of Mato Grosso do Sul (the latter is a project that we took over in its final stage of development) after the Nova América acquisition. When all current projects and de-bottlenecking initiatives are operating at full capacity, we expect that by fiscal year 2013, Cosan will have capacity to crush more than 60.0 million tons of sugarcane a year.

Our capital expenditure program is focused on four key areas:

Greenfield Project

We are currently building ethanol and sugar plants in the States of Goiás and Mato Grosso do Sul, Brazil. We have acquired the land for the industrial facilities and entered into leases for sugarcane cultivation. Our estimated capital expenditures for the Goiás project amounts to approximately US$390 million, and production is expected to begin in 2009, reaching full capacity by fiscal year 2013, with an expected crushing capacity of 4 million tons of sugarcane and production of approximately 97 million gallons (370 million liters) of ethanol per year. Our estimated capital expenditures for the Mato Grosso do Sul project is approximately US$245 million, and production is expected to begin in 2009 reaching full capacity by fiscal year 2011, with an expected crushing capacity of 2 million tons of sugarcane and production of approximately 75 million liters of ethanol per year.

Expansion of Our Crushing Capacity

We intend to make additional investments to expand the crushing capacity of our mills. These investments are expected to be applied primarily to our Univalem, Gasa, Presidente Prudente, Destivale, Mundial, Bonfim and Junqueira mills, both in industrial equipment and in new sugarcane crop plantation.  See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructurings.”

Cogeneration Projects

We intend to invest in cogeneration projects in an additional six of our existing 21 mills and in our greenfield projects, which will allow these mills to sell energy to third parties. Besides those projects, we have already finalized cogeneration projects in Costa Pinto, Rafard, Tarumã and Maracaí mills. By the end of 2012, all these projects will have received R$2.4 billion in investments, out of which approximately R$1.0 billion have already been invested.

Cosan has already won bids in seven government energy auctions and entered into four bilateral contracts to sell, during the next 15 years, approximately 2.7 GWh/year to the Brazilian electricity grid at an average price of R$156.00 to R$160.00/MWh (approximately US$ 78-80/MWh). We expect that five of our mills will start delivering this fiscal year energy to the grid.

Strategic Acquisitions along the Business Chain

We invested approximately US$1.0 billion in strategic acquisitions along the business chain in the past year.  We have added fuel distribution operations through the acquisition of downstream assets of ExxonMobil in Brazil and taken equity stakes in Radar, a newly incorporated land development company, Rumo, a new sugar logistics company, and Uniduto, a newly incorporated company that is exploring an ethanol pipeline project in the central-south region of Brazil. In November 2007, we acquired 50% interest in Vertical UK LLP, a leading ethanol trading company.

On December 1, 2008, Cosan acquired 100% of the capital of Essobras (now CCL) and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from Exxon. On May 2009, we sold the aviation fuel business to Shell for US$75 million, aligned with our strategy of focusing on our core businesses.

On June 18, 2009, Cosan acquired 100% of the outstanding shares of Curupay, the parent company of Nova América and controlling shareholder of other assets related to trading, logistics and industrial production of sugar and ethanol and energy co-generation. Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia, and the “União” brand, which is the leading sugar brand in Brazil.  Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics. We are now focused on the integration of these assets and extraction of synergies, however we will continue to analyze opportunities to grow organically or through strategic acquisitions and partnerships.

B. Business Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugar beet. We believe that we are:

•
Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 43.2 million tons in transition fiscal year 2009, 40.3 million tons in fiscal year 2008 and 36.2 million tons in fiscal year 2007 (planted on approximately 572,000 hectares, of which approximately 50% is leased by us, 40% is supplier owned and 10% is company owned);

•
Ethanol: the largest ethanol producer in Brazil and the fifth largest in the world, having produced 446.8 million tons (1.7 billion liters) in transition fiscal year 2009, 402.8 million gallons (1.5 billion liters) in fiscal year 2008 and 326.7 million gallons (1.2 billion liters) in fiscal year 2007, and the largest exporter of ethanol in the world, having exported 120.6 million gallons (456.4 million liters) in transition fiscal year, 107.4 million gallons (406.5 million liters) in fiscal year 2008 and 72.6 million gallons (274.7 million liters) in fiscal year 2007;

•
Sugar: the largest sugar producer in Brazil and the third largest sugar producers in the world, having produced 3.2 million tons in transition fiscal year 2009, 3.1 million tons in fiscal year 2008 and 3.2 million tons in fiscal year 2007, and the largest exporter of sugar in the world, having exported 2.7 million tons in transition fiscal year 2009, 2.7 million tons in fiscal year 2008 and 2.8 million tons in fiscal year 2007; and

•
Fuels Marketing & Lubricants: the fourth largest fuel distributor in Brazil with an estimated 5.3% market share in terms of volume sold in 2008, according to ANP. In 2008, we recorded sales of more than 4.6 billion liters of fuels, principally gasoline, ethanol, diesel and fuel oil. We have a strong market presence in the South and Southeast regions of Brazil, where our fuel sales amounted to 1.1 billion liters (6.6% market share) and 3.1 billion liters (6.4% market share) in 2008, respectively, according to ANP. The Southeast and South regions are the largest markets in Brazil, accounting for 49.6% and 17.3%, respectively, of the total Brazilian fuel market in terms of volume sold in 2008, according to ANP.  We are the fourth largest lubricant player in Brazil. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the “Mobil” and “Esso” brands, among others, both of which are licensed to us until 2018 by ExxonMobil.

For our sugar and operations, we operated 18 mills, one greenfield (Jataí), two refineries, two port facilities and numerous warehouses, as of March 31, 2009. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities. Following the Nova América acquisition and the finalization of the greenfield, we now operate 23 mills and four refineries.

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

Our management team has experience in running large-scale facilities, as well as a track record of acquiring, improving and integrating companies and extracting operational synergies. We significantly expanded our businesses through acquisitions and organic growth, increasing our crushing capacity to approximately 49.1 million tons as of March 31, 2009, from 13.2 million tons since Cosan’s inception in February 2000.

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

Moreover, our market position in Brazil as the fourth largest distributor of fuel products provides us with competitive advantages. Our retail station network is supported by an efficient logistics and distribution network. We have a 5.3% market share of the Brazilian fuel distribution market and approximate 11.7% market share of the Brazilian lubricants market. The large scale of our operations provides us with competitive advantages, principally meaningful cost-efficiencies and integrated logistics. Additionally, our retail station network, strategically concentrated in urban areas of higher population density and thus higher throughput per station, cannot be easily replicated by competitors without significant capital investments in brand conversion. We believe that the “Esso” brand is associated with high quality and reputation, differentiating our company from other fuel retailers.

Integrated platform

We are engaged in both the agricultural and industrial aspects of ethanol and sugar production. We purchase as well as cultivate, harvest and process sugarcane. We produce approximately 55% of our sugarcane requirements on owned and leased land and purchase most of the remaining 45% mainly from third parties under long-term contracts. These contracts incorporate ethanol and sugar-linked purchase price provisions, which provide us with a natural hedge and mitigate the risk of potential margin compression. In addition, we own a sugar terminal and a stake in an ethanol terminal, both in the Port of Santos, the largest commercial port complex in South America, and numerous warehouses, which reduces our dependence on logistics services provided by third parties.

We also are the fourth largest fuel distribution company in Brazil. Therefore, we have a fully integrated platform from sugarcane plantation to retail fuel distribution.  We will continue supplying ethanol to a diversified base of clients, and CCL will continue purchasing ethanol from multiple suppliers. As a result, we benefit from superior visibility on price formation, allowing us to better manage our inventory levels, with regard to ethanol and indirectly gasoline. In addition, a vertically integrated platform secures ethanol supply and optimizes our logistical, distribution and storage activities, saving storage and transportation costs. We believe we are in a unique position to anticipate market dynamics and increase our participation in the ethanol distribution market.

Innovative approach to business

Our acquisition of CCL has allowed us to directly expand into fuel distribution, and will lead to a more vertically integrated Cosan. With this acquisition, Cosan expands its business model to become the first integrated renewable energy company in Brazil, with operations ranging from sugarcane cultivation to fuel distribution and sales in the retail market.

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

Strategically located operations and significant geographic overlap with Cosan mills

Our fuel distribution terminals are strategically located near major fuel product markets and our mills, thus improving delivery times, increasing operating efficiencies, facilitating response to shifts in demand, fulfilling orders and reducing costs. Additionally, we have a pier facility available for importing raw material, which gives us operational flexibility and a significant competitive advantage since we can arbitrage raw material prices. Upon receipt of ANP approval, we plan to use our fuel distribution terminals and fuel tanks to further maximize logistic gains and reduce our operating costs.

Financial resources

We recorded an operating loss of US$48.8 million in transition fiscal year 2009 and of US$138.1 million in fiscal year 2008 and operating income of US$232.9 million in fiscal year 2007. We also recorded net loss of US$188.1 million in transition fiscal year 2009, net income of US$16.6 million in fiscal year 2008 and US$176.7 million in fiscal year 2007. Our selling and general and administrative expenses totaled US$353.4 million in transition fiscal year 2009, compared to US$283.8 million in fiscal year 2008. As of March 31, 2009, we had US$1,420.7 million in net debt (including US$456.5 million in perpetual notes and US$215.6 million in self-liquidating debt), and a highly liquid position of cash and cash equivalents and marketable securities of US$508.8 million. We also benefit from a higher credit rating (“BB-” from Standard & Poor’s Rating Group, “Ba3” from Moody’s Investors Service, Inc. and “BB-” Fitch Ratings) than many global ethanol producers. We believe that our financial condition and solid capital structure should allow us to access capital as needed to fund our growth strategy.

Experienced and professional management team

Our management team has considerable industry experience and knowledge. In addition, unlike many of our local competitors in the sugar and ethanol business, we have completed the shift from a family-operated business to a company managed by professionals with significant experience in the sugar and ethanol industries.  Our fuel distribution and lubricants business is led by a management team with a proven track record in the fuel distribution and lubricant markets. Our management team of 30 executives possesses an average of 20 years of experience in the industry.

Our Strategy

Our overall objective is to achieve sustainable and profitable growth, further reduce our operating costs and build on our competitive strengths in order to expand our leadership to become a global company with a worldwide platform in the ethanol and sugar markets. The principal components of our strategy are to:

Enhance our leadership position in the Brazilian and global ethanol and sugar markets and increase our market share in the fuel distribution and lubricants business

We expect to take advantage of future export opportunities likely to emerge from the liberalization of trade barriers that traditionally limited our access to some major markets, as well as mandatory blending requirements to use ethanol as an additive to gasoline. We intend to establish new commercial and distribution partnerships with international industry players to expand and diversify our client base. We closely monitor developments in the Brazilian and global ethanol and sugar industries and will continue to pursue selective acquisitions and partnerships in Brazil and internationally. We also intend to continue to expand our existing facilities and build additional large-scale facilities, featuring technology improvements and enhanced logistics.

We had a 5.3% market share in the Brazilian fuels marketing sector by volume sold in 2008, through a network of 1,458 Esso-branded retail stations. We have added 20 retail stations to date in 2009 with the “Esso” brand and plan to add an additional 130 retail stations in the remainder of 2009. The majority of our new retail stations will be added in the Southeast region of Brazil, which has higher exposure to gasoline and ethanol consumption and offers higher synergies with Cosan and our logistics infrastructure.

Capitalize on further integration with our business.

With our recent acquisition of CCL, we form a fully integrated platform from sugarcane plantation to retail fuel distribution. The scale and integration advantages provide us with logistic synergies and unique market intelligence. We plan to improve our inventory and storage management to deliver ethanol through our retail fuel distribution network, by efficient use of our fuel tanks and the building of new distribution terminals near or at our mills.

Take advantage of the fast-growing ethanol demand.

Ethanol has become the most used fuel within the passenger vehicle industry in Brazil. According to ANP, demand for ethanol exceeded gasoline in 2008 due to the anhydrous ethanol blended gasoline. The increase in ethanol sales in Brazil has been supported by the increase in flex-fuel cars sold in Brazil. In 2008, flex-fuel car sales accounted for 82.1% of total new vehicle sales in Brazil, according to ANFAVEA. We plan to increase our presence in the Brazilian ethanol market and take advantage of the fragmentation in the supply of ethanol where we as the largest player, account for approximately 8.2% of the market. We believe we are well positioned to benefit from increasing ethanol demand, since our vertical integration with CCL optimizes our logistical, distribution and inventory management capabilities.

Continue to realize operating efficiencies and margins

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

We will continue to focus on improving the efficiency of our operations in the fuel distribution and lubricants business by focusing on three key areas: (1) exploring synergies among our business units, (2) maximizing the utilization of our retail stations and (3) focusing on the highest-value lubricant products. Our vertical integration, combining market intelligence, production and distribution strategies, will allow for synergies in logistics and acquiring ethanol, further reducing our costs by means of inventory optimization, transportation efficiencies and infrastructure rationalization. We continuously monitor the profitability and use of each service station in the retail network and eliminate underperforming sites, particularly in regions we consider less strategic. We will also continue to focus on high-grading our lubricant product mix and distributor network to be more heavily weighted towards higher margin products. In 2008, our premium, higher margin products represented approximately 64% of our lubricant volume sold, an increase of approximately 10 percentage points from approximately 54% in 2006. In addition, we have also re-channeled our sales directly through 15 well-established, exclusive high-grade distributors.

Continue increasing sales of premium lubricants products

Sales of premium products, such as synthetic lubricants (i.e., Mobil 1 RACING 2T and Mobilith SHC 007), represented approximately 64% of our total lubricant volume sold in 2008, a significant increase compared to approximately 54% in 2006. We plan to continue improving our product mix and margins by focusing on premium high margin products. We plan to continue investing in marketing, training our employees and exclusive distributors, developing new innovative products and delivering superior services.

Increase investments in cogeneration

We are self-sufficient in energy by generating our own electricity through the burning of sugarcane bagasse in boilers.  Our current total installed capacity of cogeneration energy is approximately 294.3 MW, the substantial majority is used to generate energy for our own industrial operations.  In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz - CPFL, one of the largest electric power distributors in the State of São Paulo.  We participated in two auctions of "new energy" held in December 2005 and October 2006, to sell 6,837,028 MWh in 15 years for distributing electricity to the Brazilian current average price of US$75.03 per MWh. In 2008, the company participated in the first auction reserve, by selling energy through, the UTEs Barra, Bonfim and Jataí. The volume of electricity sold by the three thermal plants is 9,504,600 MWh to be delivered in 15 years, the average price of US$69.35/MWh, adjusted by the IPCA. We invested approximately U$$159.3 million system in co-generation plants and Costa Pinto and Rafard, to provide the energy sold under such contracts.  We believe that energy sales represent a source of additional cash flow. Currently, we plan to install cogeneration systems in ten of our 21 existing mills and in our greenfield projects to permit sales of energy to third parties. These investments would sum approximately US$1.3 billion and would allow Cosan to sell 2,696 GWh per year.

Maintain capital investments discipline

We continue to take a disciplined and long-term approach to investments in order to sustain our returns. Our capital investments for the fuel distribution business unit include projects to further optimize our distribution terminals, further upgrade safety systems and lower operating costs. Investments aimed at increasing our distribution capacity will focus on supporting the expansion of our DODO Esso-branded station network in the Southeast region of Brazil intended to generate attractive returns, taking advantage of our existing distribution network and leveraging the closeness of Cosan’s mills.

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

We lead the Brazilian fuel industry with our low incident rate of work related injuries and illnesses. We will continuously work to improve the safety and health of our employees and contractors and our environmental and social awareness. We will continue to train our employees on effective safety, security, health and environmental leadership. We will continuously seek environmental best practices, benchmark technologies and clean operations, to sustain our best-in-class results and strengthen our relationship and cooperation with local environmental authorities and agencies.

Operations

Sugarcane

Sugarcane is the principal raw material used in the production of ethanol and sugar. Sugarcane is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The soil, topography, climate and land availability of the Center-South region of Brazil are ideal for the growth of sugarcane. The Center-South region of Brazil accounted for approximately 88.8% of Brazil’s sugarcane production in the 2008/2009 harvest.

At March 31, 2009, we leased approximately 355,165 hectares, or approximately 85% of the land that we cultivate, through approximately 1,861 land lease contracts with a large number of lessors. The lessors under three of these contracts (covering 37,574 hectares, or approximately 11.4% of the land leased by us) are entities controlled by our chief executive officer and controlling shareholder. These land lease contracts have an average term of five years, with terms ranging from one to twenty years. Under these land leases, we make lease payments based on the market value of sugarcane per hectare (in tons) used by us in each harvest, with the market value based on the price of sugarcane established by the regulations of CONSECANA and a fixed amount of total recoverable sugar per ton. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Recurring Transactions with Shareholders.”

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

We harvested from owned or leased lands approximately 53%, or 22.7 million tons, of the sugarcane that we crushed in transition fiscal year 2009, and purchased from third-party growers the remaining 20.4 million tons of sugarcane, or approximately 47% of the total amount of sugarcane that we crushed in fiscal year 2008. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last four fiscal years.

	For Eleven Months Ended March 31,		For Years Ended April 30,
	2009	%	2008	%	2007	%
	(In millions of tons, except percentages)
Sugarcane harvested from owned/leased land	22.7	53.0	22.3	56.0	21.6	59.8
Sugarcane purchased from third-parties	20.4	47.0	18.0	44.0	14.5	40.2
Total	43.1	100.0	40.3	100.0	36.2	100.0

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

Ideally, the sugarcane should be harvested when the crop’s sucrose content is at its highest level. Harvesting is either done manually or mechanically. As of March 31, 2009 approximately 49% of our sugarcane is harvested manually. Manual harvesting begins by burning the sugarcane field, which removes leaves and destroys insects and other pests. The amount of the crop that we may burn is subject to environmental regulations. The remaining 51% of our sugarcane is harvested mechanically.

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

In transition fiscal year 2009, our average sugar extraction yield was 139.2 kilograms of TSR per ton of sugarcane and our agricultural yield was 93.8 tons of sugarcane per hectare, compared to 142.5 kilograms of TSR per ton of sugarcane and 84.4 tons of sugarcane per hectare in fiscal year 2008, and 147.5 kilograms of TSR per ton of sugarcane and 84.1 tons of sugarcane per hectare in fiscal year 2007.

The average Brazilian sugar extraction yield for the 2008/2009 harvest was 140.2 kilograms of TSR per ton of sugarcane and the agricultural yield was 82.3 tons of sugarcane per hectare. The average Brazilian sugar extraction yield for the last five years was 142.4 kilograms of TSR per ton of sugarcane and 80.2 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the 2007/2008 harvest was 142.5 kilograms of TSR per ton of sugarcane and 90.8 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the last five years was 144.6 kilograms of TSR per ton of sugarcane and 87.8 tons of sugarcane per hectare.

Milling Facilities

Once the sugarcane is harvested, it is loaded onto trucks and riverboats owned by third parties and transported to one of our eighteen mills for inspection and weighing. The average distance from the fields on which our sugarcane is harvested to our mills is approximately 25 kilometers (or approximately 16 miles). The proximity of our milling facilities to the land on which we cultivate sugarcane reduces our transportation costs and enables us to process the sugarcane within up to 48 hours of harvesting, thereby maximizing sucrose recovery as sucrose concentration in sugarcane starts to decrease upon harvesting. Currently our average sugarcane freight cost is approximately US$2.35 per ton of sugarcane.

In transition fiscal year 2009, we crushed 43.1 million tons of sugarcane, or approximately 7.6% of Brazil’s total sugarcane production. In fiscal year 2008, we crushed 40.3 million tons of sugarcane, or approximately 8.2% of Brazil’s total sugarcane production and in fiscal year 2007, we crushed 36.2 million tons of sugarcane, or approximately 8.5% of Brazil’s total sugarcane production. Currently, we operate a total of 18 milling facilities, 16 of which we own and two of which we lease. The mills that we own have a total crushing capacity of 49.1 million tons. Our Da Barra mill has the world’s largest crushing capacity (approximately 7 million tons). Sixteen of our mills are prepared to produce both sugar and ethanol and the other two prepare only sugar. Out of the eighteen facilities, two of our mills produce refined sugar. Each of these facilities also has packaging and distribution capabilities.

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

The following diagram presents a schematic summary of the above-described ethanol production flow:

Production Capacity and Output

Our current annual ethanol production capacity is approximately 446 million gallons (1.7 billion liters). All of our mills produce ethanol except for the São Francisco and Bomfim mills. We were the largest producer of ethanol in Brazil in fiscal years 2007 and 2008 and transition fiscal year 2009, producing approximately 326.7 million gallons (1.2 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production and approximately 402.8 million gallons (1.5 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production and approximately 446.0 millions gallons (1.7 billion liters) of ethanol, representing approximately 6% of Brazil total ethanol production 2007, 2008 and 2009, respectively.

Products

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for ethanol-only fueled vehicles and for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 51% of our ethanol production in fiscal year 2008 and 57% in transition fiscal year 2009.

Customers

We sell ethanol primarily through gasoline distributors in Brazil mainly at the mill that sell it to retailers that then sell it at the pump to customers. The distributors are required by law to distribute gasoline with an ethanol content ranging from 20% to 25%. Since July 1, 2007, the required ethanol content for gasoline has been set at 25%. These distributors include Petrobras Distribuidora S.A., Shell Brasil Ltda., Esso Brasileira de Petróleo Ltda. (who we have acquired), and Cia. Brasileira de Petróleo Ipiranga who has acquired Texaco Brasil Ltda. Produtos de Petróleo, among others. We also sell bottled alcohol products, such as liquid and gel alcohol to consumers in the Brazilian market and industrial alcohol, which are used in the chemical and pharmaceutical sectors. In the fiscal years 2007, 2008 and 2009, our largest ethanol customer was Shell Brasil Ltda., accounting for 14.8%, 20.1% and 27.0% of our total ethanol net sales, respectively.

In transition fiscal year 2009, we exported 30.5%, by volume, of the ethanol we sold, which consisted primarily of refined hydrous ethanol for industrial purposes, compared to 26.4% in fiscal year 2008 and  20.8% in fiscal year 2007. Our main customers are trading companies, which distribute our products mainly to the United States, Japan and Europe.

The following table sets forth the amount of ethanol that we sold to our principal customers in transition fiscal year 2009 as a percentage of our net sales of ethanol.

Market	Customer	% of Net Sales For Eleven Months Ended March 31, 2009
International	Vertical UK LLP.	55.4
	Sekab Biofuels & Chemicals	17.3
	Morgan Stanley Capital Group Inc.	8.1
	Vitol Inc.	5.2
	Bauche Energy S.A.	5.1
Domestic	Shell Brasil Ltda.	27.0
	Euro Petróleo do Brasil Ltda.	17.8
	Cia. Brasileira de Petróleo Ipiranga.	9.4
	Petrobras Distribuidora S.A.	8.5
	Tux Distribuidora de Conbustíveis Ltda.	0.3

For the international market, Cosan entered into as of April 2009, contracts for exports totaling approximately 610,000 cubic meters of ethanol, of which 96% based on FOB Santos (585,000 m³) and 4% based on Ex Works (25,000 m³) . Of this total volume exported, approximately 10% were done on the basis of price index ESALQ and were concluded with customers such as Mitsubishi Corporation, Vertical, Kolmar and Tradhol. For the remaining volume, the prices realized were done according to the market price on the date of each closing with companies such as Sekab, Morgan Stanley Commodities, Vertical, Astra Oil Dreyfus Commodities, Kolmar and Crystalsev. Approximately half of the shipment volume was concentrated between the months of April and July 2009 and were secured by letters of credit issued by leading financial institutions.

For the Brazilian market, Cosan has entered into agreements with Cia Brasileira de Petróleo Ipiranga, Alesat Combustíveis Ltda., Petrobras Distribuidora S.A. and Shell Brasil Ltda. for the sale of approximately 383,000 m³ (383 million liters) of ethanol in transition fiscal year 2009.  Approximately 20% of this amount is delivered by Cosan to the clients, which optimizes Cosan’s logistic potential.  Pricing is based on the ESALQ index and payment generally occurs within 16 days from delivery.  We sell our surplus in Brazil on a spot basis.

Sales and Distribution

In transition fiscal year 2009 our net sales from ethanol operations were US$548.7 million or 18.7% of our total net sales, compared to net sales of US$604.7 million in fiscal year 2008, or 40.5% of our total net sales, and compared to net sales of US$551.5 million in fiscal year 2007, or 32.8% of our total net sales in that year.

The following table sets forth our domestic net sales and volumes of ethanol for the periods indicated:

	For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2009		2008		2007
Brazilian net sales (in millions of US$)	US$	361.6	US$	438.6	US$	413.1
% of total net sales		12.4		29.4		24.6
Brazilian sales volume (in millions of liters)		1,038.7		1,130.6		1,047.4
% of total ethanol sales volume		69.5		73.6		79.2

The following table sets forth our export net sales and volumes of ethanol for the periods indicated:

	For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2009		2008		2007
Export net sales (in millions of US$)	US$	187.1	US$	166.1	US$	138.3
% of total net sales		6.4		11.1		8.2
Export sales volume (in millions of liters)		456.4		406.5		274.7
% of total sales volume		30.5		26.4		20.8

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

The majority of our ethanol customers in Brazil receive shipments of ethanol at our mills. We distribute approximately 11% of our ethanol production in Brazil through third parties. We transport the ethanol that we produce for export to the Port of Santos primarily through third-party trucking companies.

Ethanol Prices

The price of ethanol we sell in Brazil is set according to market prices, using the indices for ethanol published by ESALQ and BM&FBOVESPA, indices for ethanol as a reference. The prices of the industrial and neutral ethanol (a type of ethanol which has low impurity levels and is used as a raw material in the food, chemical and pharmaceutical industries) that we sell are also determined in accordance with market prices, which historically has been up to 20% higher than the price of fuel ethanol. Prices of ethanol for export are set according to international market prices for ethanol. The international ethanol market is highly competitive. In May 2004, the New York Board of Trade began trading a futures contract for ethanol, known as the World Ethanol Contract.

The following table sets forth our average selling prices (in US$ per thousand liters) for ethanol in the Brazilian market and for exports for the periods indicated:

	For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2009		2008		2007
Brazilian average ethanol selling price	US$	348.1	US$	394.5	US$	397.9
Export average ethanol selling price		409.9		503.5		285.9
Average ethanol selling price	US$	367.0	US$	417.1	US$	372.4

Ethanol Loading Terminal at the Port of Santos

On March 31, 2009 we owned a 32% interest in TEAS, an ethanol loading terminal at the Port of Santos, fully dedicated to ethanol exports that has a storage capacity of approximately 10.3 million gallons (40 million liters) of ethanol and loading rate of approximately 600,000 m3 per year. After the acquisition of Nova América, our participation increased to 40%.

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

Production Capacity and Output

We were the largest producer and seller of sugar in Brazil in fiscal year 2007, selling 3.2 million tons of sugar, representing 11.0% of Brazil’s total sugar production output. In fiscal year 2008, we sold 3.1 million tons of sugar, representing 11.8% of Brazil’s total sugar production output.  In transition fiscal year 2009,  we sold 3.1 million tons of sugar, representing 10.2% of Brazil’s total sugar production output.

As the production capacity of our mills is used for both ethanol and sugar, if we had produced only sugar (one ton of VHP sugar is equivalent to approximately 156 gallons (592 liters) of anhydrous ethanol and 163 gallons (618 liters) of hydrous), our sugar production for 2007, 2008 and 2009 would have been approximately 5.2 million tons, approximately 5.7 million tons and approximately 5.9 million tons, respectively, which would have made us the second largest sugar producer in 2007 and 2008 and the largest world sugar producer in 2009.

Products

We produce a wide variety of standard sugars, including raw sugar (also known as VHP sugar), crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar. Currently, all of our mills produce standard ethanol and sugar, other than the São Francisco and Tamoio mills that only produce sugar. The São Francisco mill and the Da Barra mill are our mills that produce refined sugar. The “Da Barra” brand is the second largest in the Brazilian market in terms of volume and, after Nova América’s acquisition, we also sell sugar under the União brand, which is the largest in the Brazilian market in terms of volume.

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

The following table sets forth the amount of sugar that we sold to our principal customers in transition fiscal year 2009 as a percentage of our net sales of sugar. No sugar customer in Brazil represented more than 5% of our net sales of sugar in transition fiscal year 2009

Market	Customer	% of Net Sales For Eleven Months Ended March 31, 2009
International	Sucres et Denrées	21.1
	Fluxo - Cane Overseas Ltd	20.9
	Tate & Lyle International	8.7
	Cargill International S.A.	8.2
	Coimex Trading Ltd.	6.9

For the international market, we have entered into agreements with our principal customers with terms of up to three years and have approximately 6.1 million tons of sugar contracted for fiscal year 2010, 2011 and 2012. Under these agreements, we deliver agreed-upon volumes of sugar and prices are not pre-determined. Payment is made through letters of credit from first tier Brazilian banks prior to each shipment.

For the Brazilian market, we sell sugar to a broad and consistent client base but we do not commit to set volumes or prices in advance.

Sales and Distribution

The following table sets forth our export sales and volumes of sugar for the periods indicated:

	For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2009		2008		2007
Export net sales (in millions of US$)	US$	734.0	US$	649.8	US$	873.0
% of total net sales		25.1		43.6		52.0
Export sales volumes (in thousands of tons)		2,693.2		2,641.3		2,802.5
% of total sales volume		88.3		84.8		86.5

The following table sets forth our domestic net sales and volumes of sugar for the periods indicated:

	For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2009		2008		2007
Domestic net sales (in millions of US$)	US$	109.1	US$	134.7	US$	158.7
% of total net sales		3.7		9.0		9.5
Domestic sales volumes (in thousands of tons)		358.5		473.1		438.1
% of total sales volume		11.7		15.2		13.5

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

		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
		2009		2008		2007
		(US$/ton)
Domestic average sugar selling price	US$	304.3	US$	284.7	US$	362.3
Export average sugar selling price (raw and refined)		272.5		246.0		311.5
Average sugar selling price	US$	276.3	US$	251.9	US$	318.4

Sugar Loading Terminal at the Port of Santos

Our exports of VHP sugar are shipped through the sugar loading terminal operated by our subsidiary, Rumo, at the Port of Santos, which is located an average distance of 190 kilometers (approximately 118 miles) from our mills. Our sugar-loading terminal is equipped with modern freight handling and shipment machinery. The close proximity of our mills to the port enables us to benefit from lower transportation costs.

Our sugar-loading terminal has the capacity to load approximately 50,000 tons of sugar per day, and to storage approximately 380,000 tons of sugar. The port facility serves clients, including Sucden, Coimex, Tate & Lyle PLC, Edfman, Cargill, Bunge and LDC Corp among others, with their transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the State of São Paulo’s Port Authority, the concession granted to operate the south terminal (Cosan Portuária) will expire in 2036 and the concession granted to the north terminal (Teaçu), acquired in 2009, expires in 2016, and can be automatically renewed for an additional 20 years.

In March 2009, Cosan, through its subsidiary Rumo, entered into an agreement with America Latina Logística or “ALL” for the rail transportation of bulk sugar and other sugarcane by-products. The agreement envisages investments of approximately R$ 1.2 billion by Rumo, which we will expect to raise through equity at the subsidiary level. These investments will allow the transportation of around nine million tons per year to the Port of Santos.

Fuel distribution and lubricants

Our acquisition of CCL has placed us among the four largest fuel distribution companies in Brazil. We distribute fuel and produce and distribute lubricants through CCL.

Fuel Distribution

Our fuel distribution business consists of the sale of fuel gasoline and ethanol products through our branded retail stores and to wholesale distributors.  We distribute ethanol, gasoline, diesel, NGV, kerosene and fuel oil. For the four-month ended March 31, 2009, CCL’s net revenue from sales and services from fuel distribution operations were US$1,349.2 million, or 46.1% of our total net revenue from sales and services.

We are the fourth largest fuel distributor in Brazil with an estimated 5.3% market share in terms of volume sold in 2008, according to ANP. In 2008, CCL recorded sales of more than 4.6 billion liters of fuels, principally gasoline, ethanol, diesel and fuel oil. We have a strong market presence in the South and Southeast regions of Brazil, where for the three months ended March 31, 2009, our fuel sales amounted to 1.1 billion liters (6.6% market share) and 3.1 billion liters (6.4% market share) in 2008, respectively, according to ANP. The Southeast and South regions are the largest markets in Brazil, accounting for 49.6% and 17.3%, respectively, of the total Brazilian fuel market in terms of volume sold in 2008, according to ANP.

We have a large, well-established distribution and logistics network to support our fuel marketing operations, with facilities strategically located in 21 states and concentrated near Brazil’s major fuel markets.

Our distribution network consists of 45 terminals – ten owned by us, four joint ventures operated by us, 14 joint venture operated by others and 17 terminals in which we have throughput arrangements. These terminals have a total static storage capacity of 749 million liters, of which 238 million liters corresponds to our exclusive capacity, and through which a total throughput of 14.8 billion liters were distributed in 2008.

We believe our best-in-class performance in safety, health and environmental protection is comparable to the highest international standards adopted by our peers, based on a wide range of management systems we apply to ensure operations integrity, consistent procedures and optimal behavior awareness in all aspects of our business. Safety is a top priority in our distribution terminals, where we have had a record of more than ten years of accident-free operations. As a result, our distribution organization received the ExxonMobil´s global Flawless Operations Award in each of the last five years, in recognition of our performance in safety, health and environment standards. In our logistic operations, our delivery vehicles (tank-trucks) traveled more than 12 million miles without an incident in 2008, reaching a full accident-free year. As a result of our excellent operational standards, in 2008 and 2007, we were recognized as one of the leading fuel distribution companies in Brazil, according to the Petrobras Responsible Partnership Program, in recognition of our superior operational execution.

We purchase gasoline and diesel under contracts with Petrobras at set prices paid by us and our competitors.  The terms of our supply agreements with Petrobras are for one-year terms.  We purchase our ethanol from Cosan and other suppliers in the spot market and, to a lesser extent, under contracts. The price is dependent on the price of sugar and demand.

Retail Division

In the four-month period ended March 31, 2009, we sold approximately 600 million liters of fuels through a network of 1,458 Esso-branded retail stations, which accounted for 6.6% of Brazil’s total branded stations as of March 31, 2009, according to ANP. We have a five-year licensing agreement with ExxonMobil for the use of the “Esso” brand, expiring in 2013, renewable at ExxonMobil’s sole discretion. We believe that the “Esso” brand is associated with a reputation for high quality, differentiating our company from certain other fuel retailers. We assist a majority of our independent dealers invest and improve their infrastructure through our market-assistance programs.

We believe that we are the second most efficient fuel distributor in Brazil among the five largest distributors measured by retail fuel volume sold per service station in 2008, based on ANP data. We have an average throughput per Esso-branded retail station of 231,000 liters per month, well above the industry average of 163,000 liters per month. We believe that we achieved our high level of efficiency through a review of our retail network which we implemented over the last few years, resulting in the elimination of underperforming sites, particularly in less strategic areas.

Our retail network is concentrated in and around the most strategic Brazilian fuel markets. Approximately 56% and 25% of Esso-branded stations in Brazil are located in the Southeast and South regions of Brazil, respectively, reflecting a stronger presence in urban areas with higher population density. As a result, our exposure to passenger fuel such as gasoline and ethanol is higher than cargo fuels such as diesel. We believe that this is a key competitive advantage as passenger fuel has historically offered superior margins and growth compared to cargo fuels. Within our passenger fuels sales, our ethanol throughput per station offers significant growth potential compared to gasoline, a strategy we intend to intensely develop and build upon, particularly after being acquired by Cosan. In 2008, gasoline, diesel and ethanol accounted for 38.0%, 44.5% and 13.9%, respectively, of our volume sold, which totaled 4.2 billion liters.

We also have a significant presence in the convenience store market with 200 “Stop & Shop” and “Hungry Tiger” stores in Brazil, as of March 31, 2009. These are two of the leading brands in the Brazilian convenience store market with a combined revenue market share of 10.1% in 2008 according to SINDICOM. Our license for the use of these brands expires in 2013.  In addition, our convenience store brands have the highest monthly revenue per store in Brazil according to SINDICOM, having sold US$32.6 thousand per store per month in 2007, well above the industry average of US$21.4 thousand per store per month. We are not involved in the operation of the convenience stores.  Instead, we are entitled to a start-up fee and to payments calculated as a percentage of convenience stores sales plus an amount for advertising expenses.  In 2008, we recorded consolidated net revenue from franchising fees of US$3.8 million from our convenience stores.

Industrial & Wholesale Division

We are also an industrial and wholesale, or I&W, fuel distributor, with sales of 458 million liters of gasoline, diesel, fuel oil, ethanol and kerosene to our industrial and wholesale clients in 2008. Most of our sales are concentrated in diesel oil and gasoline. In 2008, diesel oil and gasoline accounted for 82.9% and 6.2% of our I&W volume, respectively.  Most of our industrial and wholesale sales are through spot sales and short term contracts. We focus on high grade customers, such as large Brazilian corporations, as well as flag independent retailers and resellers.

Lubricants

The total Brazilian lubricants market by volume of liters sold in 2008 was 1,113 million liters, according to SINDICOM, ranking Brazil as the world's fifth largest lubricants market by volume. In 2008, CCL sold a total of 128.9 million liters of lubricants. For the three months ended March 31, 2009, we sold a total of 27.4 million liters of lubricants, corresponding to an estimated market share of 11.7%, according to SINDICOM, and making us the fourth largest lubricant player in Brazil. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the “Mobil” and “Esso” brands, among others, both of which are licensed to us until 2018 by ExxonMobil. We use distributors and Esso-branded retail stations to sell our lubricants products, as well as direct sales to industrial customers. We capture significant synergies by selling to our retail service station network and I&W customer accounts.

Our Lubricants Distributor Program is recognized as a competitive advantage in the Brazilian market.  Participating distributors can only sell Mobil and Esso lubricants and are currently limited to 15 with exclusive geographical coverage.  An important differential is the common ERP system used by the distributors that interfaces with our SAP business software system.  We believe that these characteristics make our distributors network unique, allowing us to launch new products and implement new programs with speed and flawless execution.

ExxonMobil is a leading brand in the lubricants industry, operating through global strategic alliances with automotive and industrial equipment manufactures, including Caterpillar, Mercedes-Benz, Peugeot, Toyota and Honda, collaborating to develop new formulations. We have a licensing agreement for our use of ExxonMobil’s brands and formulations until 2018, renewable at ExxonMobil’s sole discretion, which gives us access to ExxonMobil’s leading technology and international feedstock supplies.

We have focused on high-grading our product mix to be more heavily weighted towards higher margin products. In 2003, we commenced a plan to focus on simplifying our product offering and supply chain, with a particular emphasis on high margin products such as synthetic lubricants (i.e., Mobil 1 RACING 2T and Mobilith SHC 007). In 2008, our premium, higher margin products represented approximately 64% of our lubricant volume sold, an increase of approximately 10 percentage points from approximately 54% in 2006. In addition, we have also re-channeled our sales directly through 15 well-established, exclusive high-grade distributors. These efforts have resulted in a strong perception of quality and confidence in our products by our customer base.

Production Capacity and Output

Our lubricant operations consist of a wholly-owned Lubricants Oil Blending Plant, or LOBP, located in Rio de Janeiro, with annual production capacity of 265.2 million liters of lubricants and 5,112 tons of grease for 2008. Our LOBP facility has operated for over twelve years without a single lost-time incident, which represents more than 6 million worker-hours worked in a safe workplace, and operates at a utilization rate of approximately 50% of its total capacity as of March 31, 2009. This utilization rate offers an opportunity for growth through expansion of our market share or participation in Brazil’s steady market growth with limited additional capital investments required. We also own Duque de Caxias base oil terminal and one secondary warehouse in Manaus.

We purchase virtually all of our base oils from Petrobras, to use as feedstock in our blending plant located in Rio de Janeiro. In addition, we also have a pier facility available for importing raw material, which gives us additional flexibility and a significant competitive advantage. The lubricants produced at our LOBP are sold to exclusive distributors and direct customers.  Distributors have an evergreen contract, and most direct customers have a five year contract at prices set by us. Distributors then resell the products to customers in our retail market.  In addition, distributors are contractually obligated to sell “Esso” and “Mobil” products and may not sell products directly competing with such brands.  Approximately 97% of our sales volume is blended domestically, with the majority of the production delivered to the domestic market. Most of our lubricant sales are concentrated in the Southeast and South regions of Brazil.

Our LOBP provides an efficient and reliable local blending facility with the ability to import base oils.  Approximately 6% of our finished lubricants volumes comes from our branded service stations.  Since 2004, our branded service stations have been entirely served by our distributors, highlighting the significant synergies between our fuel marketing and lubricants businesses.  On average, the LOBP receives approximately 2,600 orders per month, 4,100 invoices per month and has 540 shipments per month with 60% delivered FOB during 2008.  The LOBP was built as a grassroots facility and commenced operations in 1957. Significant investments were undertaken in 2002. The distribution and logistics system for LOBP relies on six packaged carriers, three bulk carriers and one inbound carrier to distribute the products. Our LOBP is also supported by warehouses in Duque de Caxias and Manaus.

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

All of our plants are currently energy self-sufficient and the majority of them use low-pressure boilers. In order to expand the energy cogeneration in our mills, we have to replace our current low-pressure boilers with new high-pressure boilers. The steam generated by burning the same amount of bagasse in high-pressure boilers will yield higher pressure and higher temperature and, in turn, turbo-generators will be able to produce significantly more electricity. Excess energy can be sold to the grid. In 2001, we invested in changing one of the boilers at Usina da Serra, which made it possible for us to generate excess electricity that we sold to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo, pursuant to a ten-year power purchase agreement. The installed capacity for third-party sales of this pilot project is only 9 MW. Our current total installed capacity is approximately 294.3 MW, of which a substantial majority is used to generate energy for our own industrial operations. Based on internal studies, we believe that we can increase this capacity to approximately 980 MW, of which approximately 700 MW would be available to generate electricity for third-party consumption. Currently, we plan to install cogeneration systems in thirteen of our 23 mills, for which we have already developed internal studies. We have already invested approximately R$1.0 billion in cogeneration systems for six mills, which will generate approximately 800 MWh/year to be sold to the Brazilian electricity grid starting in 2009, and currently plan to invest approximately R$1.4 billion for an additional seven mills subject to our obtaining financing at favorable conditions

In December 2005, our subsidiary Cosan Bioenergia S.A. won in a federal government-held auction the right to sell and supply excess electricity generated from our Costa Pinto and Rafard mills. Pursuant to the terms of the agreement, we can sell approximately 271,500 MWh per year at the current average price of US$75.8 per MWh, beginning with the 2009/2010 harvest for a period of 15 years, adjusted annually for inflation according to variation in the IPCA. In October 2006, Corona Bioenergia also won a public bid to sell electric energy generated by our Bonfim facility to a pool of 24 electricity distributors. Pursuant to the terms of this agreement, we can sell approximately 183,960 MWh per year at an average price of US$66.3 per MWh, beginning with the 2011/2012 harvest for a period of 15 years, adjusted annually for inflation according to variation in the IPCA.

On August 14, 2008, Cosan (through its subsidiary Barra Bioenergia S.A.) signed an agreement with CPFL Comercialização Brasil S.A., or “CPFL” to sell to it between 2,900 GWh and 3,600 GWh of electric power over a 15-year period, totaling approximately R$ 500 million, adjusted annually by the variation in the IGP-M inflationary index. The energy will be supplied by a cogeneration facility to be built in association with the Gasa unit. The agreement also envisages the supply of any surplus electricity from the same plant, including from the increased use of biomass, i.e. the use of sugarcane leaves and straw in addition to bagasse.

Given the advanced stage of the cogeneration projects in the Costa Pinto and Rafard plants, scheduled for start-up in 2009, Cosan S.A. Bioenergia will also supply CPFL with 100 GWh over six months beginning in September/08. In addition, January/09 will see the first revenue from the energy sold at the 2005 auction, representing a monthly cash intake of approximately R$4.0 million.

On August 14, 2008,  Cosan (through its subsidiaries Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool) was awarded a energy contract at the First Reserve Energy Auction. The Barra, Bonfim and Jataí units will build biomass cogeneration plants to produce 9,504.6 GWh over 15 years as of 2010, with a present value of around R$1.5 billion adjusted by the IPCA consumer price index.

On September 11, 2008, Cosan, through its bioenergy subsidiaries, also entered into other contracts for the supply of biomass electricity through bilateral agreements with Rede Comercializadora de Energia S/A, in accordance with which, the Univalem and Diamante plants will also provide approximately 3,000 GWh at a current amount of close to R$489 million, adjusted annually by the variation in the IGP-M inflationary index.

On September 30, 2008, Cosan (through its subsidiary Cosan Centroeste S.A. Açúcar e Álcool) was awarded a energy contract at the 7th New Energy Auction. A biomass cogeneration project will be commercially operated at the Paraúna unit for the period of 15 years starting in 2013, for the total of 4,599 GWh with present value of approximately R$670 million, adjusted by the IPCA.

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

Since 2002, we have been selling carbon credits generated from the energy we sell at Serra mill. Through this pilot project we initiated our investments in electric energy cogeneration, in order to sell the surplus. The amount of energy sold annually is currently immaterial (approximately 30 GWh), which corresponds to 9000 CERs generated annually. On March 31, 2009, we have sold 8,692 tons of CO2 CERs for US$132 thousand. The Serra mill has been accredited to sell CERs for a first period of seven years, which expires in 2009. However, we are in the process of renewing for an additional seven-year period. This project was a pioneer initiative recognized and approved by the United Nations as one of the first carbon credit trading projects in the world. We generate carbon credits as we are producing and selling a cleaner electricity generated from bagasse, which is a renewable source. As a result, when we send this energy to the grid, we are providing a substitute for a fossil fuel source of energy. This substitution is measured by companies accredited by the United Nations, through approved methodologies, to quantify the amount of carbon credits to be generated and therefore available for sale.

We are also developing four new projects in our Costa Pinto, Rafard, GASA and Bonfim Mills, which are expected to generate 300,000 tons of carbon credits annually.  These four new projects are currently under the United Nations certification process. Moreover, we believe that Cosan has a great potential for generating carbon credits, if similar projects are implemented in the other cogeneration plants. However, we cannot predict the future of this market, or to quantify our ability to generate and sell any amount of CERs, as these private sector emissions trading markets remain new, uncertain and very dynamic.

Competition

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the last several years. Most of this activity has involved companies and facilities located in the Center-South region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 320 sugar mills and 100 company groups participating. We are the largest ethanol and sugar producer in Brazil in terms of production volume and sales, with 43.1 million tons of crushed sugarcane in fiscal year 2009, more than three times the amount of sugarcane crushed by Grupo Santelisa Vale, the second largest ethanol and sugar producer in Brazil.

Many ethanol and sugar producers in Brazil, including Grupo Zillo Lorenzetti and Grupo Irmãos Biagi, market their ethanol and sugar products through the Copersucar. Copersucar is a private cooperative that was created in 1959 by 10 sugar mills in the State of São Paulo in order to provide a shared commercial distribution for their ethanol and sugar production. Currently, Copersucar is comprised of 33 producers in the states of São Paulo, Minas Gerais and Paraná. During the 2007/2008 harvest, Copersucar’s affiliated mills crushed approximately 68 million tons of sugarcane.

We also face competition from international sugar producers. We are the third largest sugar producer in the world, behind British Sugar (4.4 million tons of sugar produced in the 2008/09 harvest) and Südzucker AG of Germany (with 4.0 million tons of sugar sold in the same period). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

In the fuel the distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the five major distributors increasing their combined market share from 65.2% in 2000 to 75.3% in 2008. The top-five distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga and Texaco brands, Shell Brasil Ltda., a subsidiary of Royal Dutch Shell, Gas and Petrochemical Group and AleSat Combustíveis S.A., a domestic Brazilian fuels distribution. The principal competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Cosan will bring.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Intellectual Property

Cosan has 39 trademarks registered with the National Intellectual Property Institute, or “INPI”, along with 24 pending trademark registration requests. Our principal trademark, Da Barra, is registered with INPI in multiple classes, which allows us to use this trademark in the sugar, chocolate and various other markets.

CCL has no trademarks registered with the INPI and have sixteen pending trademark registration requests. We are licensed to use ExxonMobil trademarks. We have a five-year agreement for fuels and ten-year agreement for lubricants, with ExxonMobil, expiring in 2013 and 2018 respectively, renewable at ExxonMobil's sole discretion, for the use of the “Esso” and “Mobil” brands, among others.

We currently have no patents registered with the INPI.

Research and Development

Crop Monitoring

In 2002, we established a partnership with the University of Campinas (Universidade de Campinas), or UNICAMP, to develop a geographic information system to improve the monitoring of our crops. Through this partnership, we have developed a tool that monitors the sugarcane crops with the use of satellite images. By using the system we are able to have more accurately production estimative. Further, we are able to get extremely detailed information on the state of our crops, which gives us the opportunity to improve the procedures of agricultural crop treatment. Currently, we monitor all land where we produce sugarcane, either in our own land, on leased areas or areas of suppliers.

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

In June 2006, we engaged CanaVialis S.A., or “CanaVialis”, to provide Cosan access to its sugarcane genetic improvement program specifically tailored to our mills. CanaVialis, which is affiliated with Monsanto, is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We believe we will benefit from their support services and use of their biofactory (the largest in Brazil), which will allow us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis set up an experimental station in our Univalem mill, which began testing new species of sugarcane especially selected for Cosan’s production framework.

We invested approximately US$3.4 million and US$2.9 million in research and development in the fiscal years 2007 and 2008. In transition fiscal year 2009, we invested US$2.3 million.

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

We are subject to the regulations of the Companhia de Tecnologia de Saneamento Ambiental—CETESB, or “CETESB”, the pollution control and remediation agency of the State of São Paulo, the AGMA – Agência Goiana de Meio-Ambiente, the pollution control and remediation agency of the State of Goiás and the IMASUL – Instituto de Meio-Ambiente do Mato Grosso do Sul, the pollution control and remediation agency of the State of Mato Grosso do Sul.

Environmental Licensing of Cosan. On March 31, 2009 we operated 18 mills (comprising two refineries) and two port facilities in Brazil. We have obtained 16 environmental operating licenses for our mills, and we have applied for licenses for the remaining two. Our port facilities have been excused from obtaining an installation license, which is granted to authorize setting up the project based on specifications provided for in the approved plans, programs and designs, including measures of environmental control and further conditions.

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

Noncompliance with environmental legislation subjects infractors to administrative, civil and/or criminal sanctions.

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

•
Criminal and administrative liability: Brazilian law provides for severe administrative and criminal sanctions against legal entities and individuals that violate its provisions regarding the protection of natural resources and pollution control. The sanctions for administrative infractions include: (1) warnings, (2) fines, which may range from R$50.0 to R$50.0 million (US$21.6 to US$21.6 million) that can be doubled or tripled in case of recidivism, (3) partial or total interruption or suspension of business operations, (4) demolition, (5) cancellation of licenses, (6) loss or restriction of tax incentives and benefits, (7) loss or suspension of eligibility for credit lines with official credit institutions, and (8) prohibition from contracting with the government. The criminal penalties imposed may involve imprisonment or confinement, may limit or restrict certain rights (such as the temporary suspension or cancellation of an authorization, or prohibition to contract with public bodies), and may also include a monetary penalty.

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

Insurance

Cosan maintains insurance covering all of our inventory of ethanol and sugar and buildings and equipment in certain of our mills, against fire, lightning and explosions of any nature, in an aggregate amount of approximately R$2.3 billion (US$1.0 billion). Our inventories of ethanol and sugar located in different mills and warehouses are covered by insurance policies that are annually renewed.

Cosan Portuária maintains civil liability insurance providing protection against any damage caused to third parties in its warehouses, equipment and third parties goods and boats in an aggregate amount equal to approximately R$107 million (US$46.2 million). Cosan Portuária also maintains employers’ civil liability insurance.

CCL maintains real property insurance against fire, lightning and explosions of its buildings and equipments. The inventories of fuels and lubricants are located in warehouses and are insured under a policy that expires in October 2009. CCL also maintains insurance covering buildings and equipment located in certain terminals, warehouses, tanks, other facilities and services stations. CCL maintains an insurance policy covering products that are transported by truck, ship, ferry and trains. CCL maintains a third party liability policy covering damages to third parties.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards in Brazil.

C. Organizational Structure

The following subsidiaries were included in our consolidated financial statements for the eleven months ended March 31, 2009 and the years ended April 30, 2008 and 2007.

	Ownership % as of March 31,		Ownership % as of April 30,
	2009		2008		2007
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	68.9	–	62.8	–	51.0	–
Cosan Operadora Portuária S.A.	–	62.0	–	56.5	–	45.9
Administração de Participações Aguassanta Ltda.	–	63.0	–	57.5	–	46.7
Agrícola Ponte Alta S.A.	–	68.6	–	62.2	–	50.2
Cosan Distribuidora de Combustíveis Ltda.	–	68.8	–	62.7	–	50.9
Cosan S.A. Bioenergia	–	68.9	–	62.8	–	50.9
Corona Bioenergia S.A.(1)	–	–	–	–	–	50.2
FBA Bioenergia S.A.(1)	–	–	–	–	–	50.2
Barra Bioenergia S.A.(1)	–	68.6	–	62.2	–	50.2
Cosan International Universal Corporation	–	68.9	–	62.8	–	51.0
Cosan Finance Limited	–	68.9	–	62.8	–	51.0
Da Barra Alimentos Ltda.	–	68.6	–	62.2	–	50.2
Jump Participações S.A.(2),(4)	–	–	–	–	–	–
Mundial Açúcar e Álcool S.A.(3),(4)	–	–	–	–	–	–
Alcomira S.A.(3),(4)	–	–	–	–	–	–
ABC 125 Participações Ltda.(2),(4)	–	–	–	–	–	–
ABC 126 Participações Ltda.(2),(4)	–	–	–	–	–	–
Barrapar Participações Ltda.	–	68.6	–	–	–	–
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	–	68.6	–	–	–	–
Águas da Ponte Alta S.A.	–	68.6	–	–	–	–
Vale da Ponte Alta S.A.	–	68.6	–	–	–	–
Bonfim Nova Tamoio—BNT Agrícola Ltda.	–	68.6	–	62.2	–	50.2
Usina da Barra S.A. Açúcar e Álcool	–	68.6	–	62.2	–	50.2

	Ownership % as of March 31,		Ownership % as of April 30,
	2009		2008		2007
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Copsapar Participações S.A.	–	62.0	–	–	–	–
Aguapar Participações S.A.(2),(4)	–	–	–	–	–	–
Usina Açucareira Bom Retiro S.A.(3),(4)	–	–	–	–	–	–
Grançucar S.A. Refinadora de Açúcar	–	68.9	–	62.8	–	51.0
Cosan Centroeste S.A. Açúcar e Álcool (5)	–	68.6	–	62.2	–	51.0
Benálcool Açúcar e Álcool S.A.	–	68.6	–	62.2	–	–
Cosanpar Participações S.A.	–	68.9	–	–	–	–
Cosan Combustíveis e Lubrificantes S.A.(6)	–	68.9	–	–	–	–

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.
(2)	Holding companies set up in 2006 to allow the acquisition process.
(3)	Companies acquired through holding companies.
(4)	Merged into Cosan in 2007.
(5)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.
(6)	Cosan Combustíveis e Lubrificantes S.A. was included from December 1, 2008 onwards.

D. Property, Plant and Equipment

The following table sets forth the amounts related to property, plant and equipment at the end of transition fiscal year 2009 and each of the last two fiscal years:

	At March 31,		At April 30,
	2009		2008		2007
	(in millions of US$)
Land and attached properties	US$	401.1	US$	262.4	US$	158.0
Machinery, equipment and installations		1,285.5		1,235.3		868.8
Vehicles		123.9		117.4		87.8
Furniture, fixtures and computer equipment		72.1		50.5		20.1
Buildings		229.3		128.6		94.2
Leasehold improvements		153.4		141.6		93.3
Construction in progress		395.2		372.0		130.3
Sugarcane plant development costs		655.3		730.7		373.3
		3,315.8		3,038.4		1,825.8
Accumulated depreciation and amortization		(1,044.0)		(1,020.3)		(631.8)
Total	US$	2,271.8	US$	2,018.1	US$	1,194.0

The following table sets forth the types of products produced by and the production capacity and production volumes of each of our mills for the periods indicated:

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Eleven Months Ended	For Fiscal Year Ended			Crop 2008/2009	Crop 2007/2008
			March 31, 2009	April 30, 2008	April 30, 2007	April 30, 2006
		(in millions of tons)
Da Barra	sugar, ethanol and cogeneration	8.20	7.38	6.99	6.56	6.75	7.32	7.02
Bonfim	sugar, ethanol and cogeneration	4.32	4.79	4.46	3.81	–	4.99	3.81
Costa Pinto	sugar, ethanol and cogeneration	4.64	4.18	3.66	3.68	3.27	3.84	3.68
Junqueira	sugar, ethanol and cogeneration	3.12	2.81	2.57	2.49	2.71	2.81	2.69
Rafard	sugar, ethanol and cogeneration	2.84	2.56	2.29	2.32	2.16	2.48	2.35
Univalem	sugar, ethanol and cogeneration	2.79	2.51	2.12	2.17	1.75	2.33	2.05
Santa Helena	sugar, ethanol and cogeneration	2.47	2.22	2.32	1.87	1.75	2.26	1.88
Ipaussu	sugar, ethanol and cogeneration	2.33	2.10	2.19	1.91	1.63	2.19	1.88
Diamante	sugar, ethanol and cogeneration	2.31	2.08	2.06	1.90	1.86	2.26	1.93
Serra	sugar, ethanol and cogeneration	2.16	1.95	1.86	1.63	1.55	2.23	1.63
Tamoio	sugar and cogeneration	1.57	1.41	1.04	0.98	–	1.52	0.98
São Francisco	sugar and cogeneration	1.82	1.64	2.41	1.48	1.23	2.37	1.47

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Eleven Months Ended	For Fiscal Year Ended			Crop 2008/2009	Crop 2007/2008
			March 31, 2009	April 30, 2008	April 30, 2007	April 30, 2006
		(in millions of tons)
Dois Córregos	sugar, ethanol and cogeneration	1.67	1.50	1.54	1.20	1.26	1.67	1.20
Destivale	sugar, ethanol and cogeneration	1.62	1.46	1.39	1.08	0.86	1.62	0.98
Mundial	sugar, ethanol and cogeneration	1.47	1.32	1.18	0.87	0.01	1.31	0.88
Gasa	sugar, ethanol and cogeneration	2.09	1.88	1.30	1.22	1.11	1.96	1.19
Bom Retiro	sugar, ethanol and cogeneration	1.49	1.34	0.94	0.98	–	0.98	0.98
Benálcool	sugar, ethanol and cogeneration	1.22	1.10	0.59	–	–	1.14	–

The following map shows the location of our mills:

Expansion Plans

During the last several years, our business has grown mainly due to acquisitions.  Because of the increase in acquisition prices in recent years, we started to invest in the expansion of certain of our mills, Gasa and Bonfim, and in greenfield projects to improve our overall crushing capacity.  In 2009, however, the prices decreased significantly, therefore we were able to acquire certain assets related to the trading, logistics and industrialization of sugar and ethanol, as well as to the cogeneration of energy of Nova América, which added 10.6 million tons of crushing capacity to our group.

We estimate that we may gain up to an additional 10.6 million tons of crushing capacity from transition fiscal year 2009 to fiscal year 2012 at an estimated investment of approximately US$500 million, if we decide to continue with these projects. We believe that our expansion plans provide us with the following benefits: (1) investments per ton of additional crushing capacity are significantly lower than the current relative acquisition costs in the Brazilian market; and (2) expanding our mills will allow us to gain scale and improve our production processes, thereby reducing operating costs and improving yields.

Greenfield Project

We have announced investments in a sizable, state-of-the-art, fully-dedicated ethanol greenfield project. The Jataí plant is projected to have approximately 4 million tons of crushing capacity and is expected to start crushing in the second quarter of fiscal year 2010.

We believe that the productivity achieved in this new Plant in the State of Goiás is equal to or better than currently obtained in our 21 operating Plants in the State of São Paulo, representing an average of 90.0 tons of cane sugar by hectare. We hope that the industrial facilities of Jataí will begin operations in 2009, as shown below:

Crushing Capacity For Fiscal Year Ended March 31
	2009	2010	2011	2012	2013
(million tons)
Jataí	0.5	2.1	3.4	3.7	4.0

In addition, we will be able to use the railway network that serves much of central Brazil, which may significantly reduce logistics costs of the Jataí plant.

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

We have already identified other areas where we could build additional greenfield projects in the future.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion along with our consolidated financial statements and the related notes to our consolidated financial statements as of and for the eleven months ended March 31, 2009 and the years ended April 30, 2008 and 2007, included elsewhere in this transition report. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Item 3. Key Information—Risk Factors” and described in this transition report generally. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global ethanol and sugar company in terms of production with low-cost, large-scale and integrated operations in Brazil. Our production is based on sugarcane, a competitive and viable feedstock for ethanol, sugar and energy because of its low production cost and high energy efficiency ratio relative to other ethanol sources, such as corn and sugar beet. We believe that we are:

•
Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 43.2 million tons in transition fiscal year 2009, 40.3 million tons in fiscal year 2008 and 36.2 million tons in fiscal year 2007 (planted on approximately 638,000 hectares, of which approximately 58% is leased by us, 32% is supplier owned and 10% is company owned);

•
Ethanol: the largest ethanol producer in Brazil and the fifth largest in the world, having produced 394.5 million gallons (1.5 billion liters) in transition fiscal year 2009, 402.8 million gallons (1.5 billion liters) in fiscal year 2008 and 326.7 million gallons (1.2 billion liters) in fiscal year 2007, and the largest exporter of ethanol in the world, having exported 120.4 million gallons (456.4 million liters) in transition fiscal year 2009, 107.4 million gallons (406.5 million liters) in fiscal year 2008 and 72.6 million gallons (274.7 million liters) in fiscal year 2007;

•
Sugar: the largest sugar producer in Brazil and the third largest sugar producers in the world, having produced 3.1 million tons in transition fiscal year 2009, 3.1 million tons in fiscal year 2008 and 3.2 million tons in fiscal year 2007, and the largest exporter of sugar in the world, having exported 2.7 million tons in transition fiscal year 2009, 2.6 million tons in fiscal year 2008 and 2.8 million tons in fiscal year 2007; and

•
Fuels Marketing & Lubricants: the fourth largest fuel distributor in Brazil with an estimated 5.3% market share in terms of volume sold in 2008, according to ANP. In 2008, we recorded sales of more than 4.6 billion liters of fuels, principally gasoline, ethanol, diesel and fuel oil. We have a strong market presence in the South and Southeast regions of Brazil, where our fuel sales amounted to 1.1 billion liters (6.6% market share) and 3.1 billion liters (6.4% market share) in 2008, respectively, according to ANP. The Southeast and South regions are the largest markets in Brazil, accounting for 49.6% and 17.3%, respectively, of the total Brazilian fuel market in terms of volume sold in 2008, according to ANP.  We are the fourth largest lubricant player in Brazil. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the “Mobil” and “Esso” brands, among others, both of which are licensed to us until 2018 by ExxonMobil.

For our operations, other than our fuels marketing & lubricants, we operated 18 mills, one greenfield (Jataí), two refineries, two port facilities and numerous warehouses, as of March 31, 2009. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities. Following the Nova América acquisition and the finalization of the greenfield, we now operate 23 mills and four refineries.

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

Our management team has experience in running large-scale facilities, as well as a track record of acquiring, improving and integrating companies and extracting operational synergies. We significantly expanded our businesses through acquisitions and organic growth, increasing our crushing capacity to 49.1 million tons currently from 13.2 million tons since Cosan’s inception in February 2000.

In transition fiscal year 2009, we sold 394.5 million gallons (1,495.1 million liters) of ethanol and 3,051.7 thousand tons of sugar. In the same period, we had net sales of US$2,926.5 million comprising 28.8% of sugar, 18.7% of ethanol, 49.2% of fuel distribution and 3.3% of other products and services. Exports represented 28.3% of our net sales in the period. In fiscal year 2008, we sold 406.1 million gallons (1,537.1 million liters) of ethanol and 3,114.4 thousand tons of sugar. In the same period, we had net sales of US$1,491.2 million comprising 52.6% of sugar, 40.5% of ethanol and 6.9% of other products and services. Exports represented 55.2% of our net sales in the period. In fiscal year 2007, we sold 349.3 million gallons (1,322.1 million liters) of ethanol and 3,240.5 thousand tons of sugar. In the same fiscal year, we had net sales of US$1,679.1 million comprising 61.4% of sugar, 32.8% of ethanol and 5.7% of other products and services. Exports represented 60.4% of our net sales in the period.

Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements at March 31, 2009 and April 30, 2008 and 2007 and for the eleven months ended March 31, 2009 and the fiscal years ended April 30, 2008 and 2007. We use U.S. GAAP for financial reporting purposes. Our consolidated financial statements include the financial statements of the Company and its controlled subsidiaries (i.e., companies as to which the Company holds an ownership interest greater than 50%). Investments in entities in which the Company does not control but has significant influence over managing the business, are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation.

Segment Presentation

We operate in four segments: sugar; ethanol; fuel distribution and other products and services segment. The sugar segment mainly operates and produces a broad variety of sugar products, including raw, organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. The ethanol segment substantially produces and sells hydrous, anhydrous and industrial ethanol, which are sold primarily to the Brazilian market. The fuel distribution segment principally distributes fuels and also produces and sells lubricants. The other products and services segment consists primarily of port services that we provide to third parties, consumer products under the “Da Barra” brand, electricity sales and diesel fuel sales to our agricultural services providers. Because we use the same assets to produce products for both our Brazilian and export markets, we do not identify assets by market. See Note 22 to our audited consolidated financial statements.

Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 141.9% from approximately 24.8 million tons to approximately 49.1 million tons as of March 31, 2009 primarily through acquisitions, partnerships and corporate restructurings (the completion of Nova América acquisition in June 2009 added approximately 10.6 million tons to our sugarcane crushing capacity). As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions.

Our principal acquisitions, partnerships and corporate restructurings since May 2004 consist of the following:

•
In December 2004, Cosan acquired, through FBA, controlling interests in the Destivale Group (which consists of Destivale, Destiagro, Agrícola Destivale, and Auto Posto Destivale) for an aggregate purchase price of US$36.7 million. The Destivale Group has 1.0 million tons of sugarcane crushing capacity. In March 2006, Destivale and Destiagro were merged into Corona.

•
In May 2005, Cosan acquired from Tereos do Brasil Participações Ltda. and Sucden Investimentos S.A., for US$100.9 million the remaining 52.5% of the outstanding shares of FBA, generating goodwill in the amount of US$32.9 million.

•	In July 2005, Cosan transferred all of its ownership interest in Amaralina to Cosan’s shareholders, valued at US$118.6 million.

•
In December 2005, Cosan indirectly acquired 100% of the common shares of Mundial, and of Alcomira S.A. The purchase price was US$29.2 million in cash plus the assumption of certain existing liabilities of Mundial in an amount of US$23.0 million. Cosan recorded US$52.2 million in goodwill related to this acquisition. At the time of the acquisition, Mundial was located in Mirandópolis, São Paulo, and had an annual sugarcane crushing capacity of approximately 1.3 million tons of sugarcane.

•
In February 2006, Cosan purchased all of the equity capital of Corona from Aguassanta Comercial (a company indirectly controlled by our chairman and chief executive officer), Fluxo and certain individuals, for US$180.6 million (generating goodwill in an aggregate amount of US$196.4 million, due to liabilities assumed in an aggregate amount of US$15.9 million). Corona owns approximately 14,500 hectares of land located in the Ribeirão Preto region in the State of São Paulo and two mills (Bonfim and Tamoio) with a total annual sugarcane crushing capacity of approximately 6.0 million tons.

•	In March 2006, Cosan merged Usina da Barra S.A.—Açúcar e Álcool, and FBA, among other subsidiaries, into Corona and changed Corona’s name to Usina da Barra S.A.—Açúcar e Álcool, or “Usina da Barra”.

•
In April 2006, Cosan acquired controlling interests in Bom Retiro for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

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

•
Aguassanta and Usina Costa Pinto S.A. Açúcar e Álcool, or “Costa Pinto”, controlling shareholders of Cosan and both indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto consist of 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares; and

•
Aguassanta then contributed our class B series 1 common shares to Queluz Holdings Limited, its newly created British Virgin Islands subsidiary, which is also indirectly controlled by our chairman and chief executive officer, Mr. Rubens Ometto Silveira Mello, in a manner that resulted in Queluz Holdings Limited and Costa Pinto being our direct shareholders. As a result we currently own 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares.

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

•
On April 23, 2008, Cosan entered into an agreement with Exxon, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries, or “Essobrás”, a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008, Cosan completed the acquisition of all of the outstanding shares of Essobrás for a purchase price of approximately US$715 million and assumed debts in the amount of US$175 million. On January 16, 2009, the the corporate name of Essobrás has been changed to Cosan Combustíveis e Lubrificantes S.A. At the time of the acquisition, CCL had a distribution network of more than 1,500 stations in Brazil and 40 fuel distribution centers. Additionally, CCL registered annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million cubic meters of VNG and 127,000 cubic meters of lubricants produced at our plant in Rio de Janeiro, which will continue to offer products under the Esso and Mobil brands, developed using Exxon’s global technology. With this acquisition, we expanded our business model to become the first integrated renewable energy company in the world, with operations ranging from sugarcane cultivation to fuel distribution and sales in the retail market.

•
On August 28, 2008, Cosan announced the incorporation of a new subsidiary named Radar, which makes real estate investments in Brazil identifying and acquiring rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds 18.9% of Radar. Cosan initially invested US$35 million and the other investors US$150 million.  Furthermore, the parties have committed to invest an amount equal to US dollar equivalent of the Brazilian reais amount initially invested, which should only be disbursed when approximately 50% of the initial capital contribution has been invested.  Cosan has the right to exercise significant influence on Radar’s operations and, therefore, the investment is accounted using the equity method.

•
In October 2008, a private subscription was announced involving US$50 million by the controlling shareholder, Rubens Ometto Silveira Mello, and up to US$150 million by the funds managed by Gávea Investimentos Ltda., at US$4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result, Rubens Ometto Silveira Mello holds 41.5% of our total capital and 86.1% of our voting capital.

•
On April 9, 2009, Cosan and Rezende Barbosa, concluded the port terminals combination of Cosan and Teaçu, a subsidiary of Rezende Barbosa.  As a result, Cosan, through its subsidiary Novo Rumo acquired 100% of the outstanding shares of Teaçu for a combination of R$121 million (approximately US$53.0 million) and shares representing 28.82% of Novo Rumo’s capital.  Teaçu holds a port concession in the City of Santos and operates a terminal dedicated to exporting sugar and other agricultural products.  As a result of the transaction, Cosan’s indirect participation in Novo Rumo’s capital is of 71.18%.

•
On June 17, 2009, Cosanpar Participações S.A., or Cosanpar, a wholly-owned subsidiary of Cosan, sold to Shell Brasil Ltda. its equity interest in Jacta, a distributor of aviation fuel that was part of Essobras.  Cosanpar received R$115.6 million (US$59.2 million) from the sale.  The results of the transaction were recorded in the fuel distribution business unit.

•
On June 18, 2009, Cosan entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay.  The acquisition was carried out through the merger of Curupay into Cosan resulting in the issuance by Cosan of 44,300,389 new common shares, representing 11.89% of its corporate capital, fully subscribed and paid-in by Rezende Barbosa. The total amount of Cosan’s capital increase was of approximately US$321.1 million.  The principal investment of Curupay was the ownership on 100% of the outstanding shares of Nova América.  Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia and the “União” brand, which is the leading sugar brand in Brazil.  Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

We continue to explore opportunities to grow organically or through strategic acquisitions and partnerships.

Overview of The Exchange Offer

On April 18, 2008, the Company announced that Cosan had accepted for exchange all shares validly tendered pursuant to our offer to exchange up to all of the common shares issued by our subsidiary Cosan for class A common shares, Brazilian Depositary Receipts representing class A common shares, or class B series 2 common shares of Cosan Limited.

As of the expiration of the exchange offer and completion of the auction on the São Paulo Stock Exchange, 18,237,312 Cosan common shares were tendered and not withdrawn for class A common shares. As a result, Cosan Limited delivered 3,728,208 Brazilian Depositary Receipts representing class A common shares and 14,504,604 class A common shares for the Cosan common shares accepted in the exchange offer. Cosan common shares remain listed on the Novo Mercado of the São Paulo Stock Exchange. We may in the future offer to exchange the outstanding Cosan common shares not tendered in this exchange offer in order to better position the company to take advantage of favorable global industry trends and opportunities in the ethanol and sugar markets through a global platform. As a result of the exchange offer, we became holders of 62.8% of Cosan’s outstanding common shares.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2009	2008	2007	2006	2005
Initial quote	0.1065	0.0924	0.1713	0.0861	0.0658
Closing quote	0.1267	0.1065	0.0924	0.1713	0.0861
Daily average quote	0.1217	0.1055	0.1247	0.1269	0.0827
Monthly average quote	0.1218	0.1049	0.1249	0.1275	0.0824
High quote	0.1419	0.1502	0.1791	0.1930	0.0932
Low quote	0.0952	0.0845	0.0924	0.0823	0.0629

Source: NYBOT.

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar LIFE (US$/ton)
	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2009	2008	2007	2006	2005
Initial quote	337.50	308.00	470.00	247.80	228.30
Closing quote	392.80	337.50	308.00	470.00	247.80
Daily average quote	358.51	314.65	386.26	336.65	244.30
Monthly average quote	361.74	318.04	383.52	341.05	245.98
High quote	392.80	397.00	489.00	479.20	275.50
Low quote	294.80	259.50	300.40	238.50	211.70

Source: LIFFE.

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

World raw sugar prices increased from US$0.0924 per pound at the end of fiscal year 2007 to US$0.1065 per pound at the end of the period ended April 30, 2008, principally due to: (1) the Indian harvest, which was significantly lower than expected mainly due to a reduction in planted area driven by low prices, delays in defining the government-stipulated sugar cane price at the beginning of the harvest and higher returns from other crops such as wheat and rice; (2) the sugar surplus from the last harvest and lower demand; (3) the increase of Russia’s demand for sugar caused by the lift of the surcharge in sugar import on May 2008. Crystal sugar prices in Brazil increased from US$15.81 per 50 kilogram bag at the end of April 2007 to US$16.40 per 50 kilogram bag at the end of April 30, 2008, principally due to the continued weakening of the dollar, since its price in R$ have decreased.

World raw sugar prices increased from US$0.1065 per pound at the end of fiscal year 2008 to US$0.1267 at the end of transition fiscal year 2009, principally due to (1) lower production than expected in India (declined from 22 million tons to 15 million tons); (2) combined with the devaluation of 6.4% the U.S. dollar against the real caused the average cost to remain 24.4% above fiscal year 2008. Crystal sugar prices in Brazil increased from US$16.40 per 50 kilogram bag at the end of April 30, 2008 to US$20.18 per 50 kilogram bag at the end of March 31, 2009, principally due to the devaluation of the U.S. dollar against the real.

Ethanol

Our ethanol operations are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and BM&FBOVESPA as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently-launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2009	2008	2007	2006	2005
Initial quote	435.50	451.53	433.59	270.26	136.72
Closing quote	262.98	434.50	451.53	433.59	270.26
Daily average quote	371.24	366.11	386.90	377.92	248.46
Monthly average quote	378.66	372.35	394.59	369.98	243.80
High quote	456.78	448.62	475.19	579.86	304.48
Low quote	262.98	283.10	337.12	231.83	134.21

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2009	2008	2007	2006	2005
Initial quote	476.93	528.96	498.36	308.54	154.62
Closing quote	302.17	476.93	528.96	498.36	308.54
Daily average quote	438.58	417.24	432.22	413.33	287.26
Monthly average quote	449.11	423.88	443.02	406.45	281.23
High quote	559.85	524.69	537.59	569.90	356.03
Low quote	302.17	325.32	370.03	265.57	154.98

Source: ESALQ.

We expected an increase in ethanol prices due to the growing demand for the product in the domestic market. However, ethanol price reduced mainly because of the international crisis and the credit crunch. The main factors that can explain fluctuations in the price of ethanol are the seasonal and harvests sugarcane, climatic variations and the volume of existing stock. Consequently, the Brazilian market price of ethanol reached US$1.8053 per gallon (US$476.93 per thousand liters) of anhydrous ethanol and US$1.6447 per gallon (US$434,50 per thousand liters) of hydrous ethanol at April 30, 2008, less than April 30, 2007 prices of US$2.0023 per gallon (US$528.96 per thousand liters) of anhydrous ethanol and US$1.7092 per gallon (US$451.53 per thousand liters) of hydrous ethanol. In the transition fiscal year 2009, the Brazilian market price of ethanol reached US$1.1438 per gallon (US$302.17 per thousand liters) of anhydrous ethanol and US$0.9955 per gallon (US$262.98 per thousand liters) of hydrous ethanol. This decrease occurred in the producing units of São Paulo, between May and June 2008, when the average price of hydrous ethanol has reduced in 5%, because of both the beginning of sugarcane harvest period of 2008/2009 - started in April 2008 – and an increase in the ethanol offer by the producers. From June to September 2008, the average price of hydrous ethanol has increased 13%, which can be justified by a significant expansion of both domestic demand – due to the increase in the number of flex-fuel cars and the advantage economic on relative prices between gasoline and hydrous ethanol - and external demand. In October 2008, the average price of fuel production fell by 5% in comparison with the previous month, because of the excess in the hydrated alcohol offer in the Center-South of Brazil because all demand for ethanol in the Northeast region started to be supplied by the production of the local plants after the beginning of harvest 2008/2009 in that region.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Recent economic indicators published by IBGE have shown a decrease in unemployment levels over the long-term. IBGE indicators have also shown an improvement in the Brazilian economy, with GDP having increased by 5.1% in 2008 from 2007 and 5.7% in 2007 from 2006. This, together with greater availability of credit, has resulted in record levels of vehicle sales. Despite record car sales, however, Brazil’s current fleet is small compared to other Latin American countries, with 7.2 inhabitants per vehicle, whereas Argentina has 4.9 and the U.S. has 1.2 inhabitants per vehicle, according to ANFAVEA. Nonetheless, the latter half of 2008 was marked by a slowdown in Brazil’s GDP, in part due to the global economic crises. The impact is greater on sales of diesel fuel, which is primarily used in Brazil by trucks and industrial businesses most affected by a slowdown in the economy.  We expect demand for our products, particularly diesel fuels, to continue to be adversely affected with the global financial crisis.

Currency Fluctuations

In transition fiscal year 2009, 68.2% of our net sales were invoiced in reais and 31.8% of our net sales were invoiced in U.S. dollars or linked to dollar prices. A devaluation of the real affects our consolidated financial statements by:

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

Inflation

Inflation rates in Brazil were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, and 9.1% in 2008, as measured by the General Price Index—Internal Availability. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S.

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

Other Factors

Other factors that will impact the results of our ethanol and sugar operations include:

•	hedging transactions (as discussed under “Hedging Transactions and Exposures”);

•	trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	the evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources;

•	the use of ethanol as a cleaner-burning fuel, derived from renewable sources;

•	changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais);

•	the growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	the growth rate of Brazil’s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and

•	the tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligations.

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

Inventory Valuation. Inventories are comprised of finished products, harvest costs and materials for consumption. Inventories are recorded at average acquisition or production cost, not exceeding market value. The plantation period costs correspond to the expenses incurred in connection with the maintenance of our sugarcane plantations, which are charged to the production costs of the succeeding harvest. Inventories of materials for consumption are classified as current assets based on our estimates of when they will be consumed. In determining inventory market values, substantial consideration is given to expected product selling prices. We consider various factors, including estimated quantities of slow-moving and obsolete inventory by reviewing on-hand quantities. We then estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions. The ethanol and sugar industries are highly competitive which may affect profitability and therefore we continuously review whether the inventory cost of these products exceeds their market value. In recent years we have not experienced losses related to the excess of costs over market and we have also not experienced slow moving inventories related to ethanol and sugar. Estimates may differ from actual results due to the quantity, quality and mix of products in inventory, consumer preferences and economic conditions.

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

Derivative and Foreign Exchange Management Activities. We recognize all derivatives as assets and liabilities at their fair values. The fair values are determined using widely accepted valuation models that incorporate quoted market prices and dealer quotes and reflect assumptions about currency fluctuations based on current market conditions. The aggregate fair values of derivative instruments used to manage currency exposures are sensitive to changes in market conditions and to changes in the timing and amounts of forecasted exposures. Based on our currency hedged position as of March 31, 2009, we believe that a hypothetical 1% appreciation of the dollar against the real would reduce our asset carrying value by US$4.8 million as a result of a reduction in our financial income. The aggregate fair values of derivative instruments used to manage commodity exposures are sensitive to changes in market prices of the commodities. Based on our commodity hedged position as of March 31, 2009, we believe that a hypothetical US$10 per ton increase in sugar prices would increase our liability carrying value by US$6.8 million as a result of a reduction in our financial income.

Income Taxes and Deferred Tax Assets. We are also required to estimate income tax provisions and amounts ultimately payable or recoverable. Such estimates involve significant interpretations of regulations and are inherently very complex. Resolution of income tax treatments may not be known for many years after completion of any fiscal year. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as well as on the tax loss carry forward, using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value, as required, based on projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to partially or completely reduce the carrying value of our deferred tax assets. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. Based on the weight of available evidence, we have not recorded valuation allowances in recent years and also, we are currently in a net deferred income tax liability position which mitigates the risk of the need for a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation. We account for our stock-based awards to our employees and officers using the fair value method as required by SFAS No. 123(R), share-based payment. SFAS No. 123(R) requires that the compensation cost related to share-based payment transactions, measured based on the fair value of the equity or liability instruments issued, be recognized in the financial statements. Determining the fair value of options using the Binomial model, or other currently accepted option valuation models, requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date. If actual results are not consistent with the Company’s assumptions and judgments used in estimating the key assumptions, the Company may be required to record additional compensation or income tax expense, which could have a material impact on financial position and results of operations. Due to Cosan’s limited history as a publicly traded company in Brazil, we used the volatility based on similar public companies. We believe that a hypothetical 5% increase or decrease in future stock-price volatility would increase or decrease our compensation expense by US$0.2 million and US$0.1 million, respectively.

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

Hedging Transactions and Exposures

In accordance with a policy established by our risk management committee, we hedge part of the future price risk of our production through sugar and exchange rate derivative transactions, using future contracts, options and swaps. We recently formed a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios so as to achieve better operational and financial controls.

Our risk committee determines our hedging policy. Our current policy seeks to reduce the effects of fluctuations of sugar prices and foreign exchange rates in our results of operations in order to assure the servicing of our debt and the execution of our investment plan as well as to maintain satisfactory profitability levels. In our hedging transactions, we use derivative financial instruments, including future contracts, swaps and options in over-the-counter markets as well as stock exchanges or in transactions with creditworthy institutions approved by our hedging committee. We favor off-balance sheet hedging transactions. However, we may, eventually, due to market conditions and based on our internal risk assessments, use option premiums.

Our hedging policy allows us to settle our derivative instruments in cash through financial transactions or by actual physical delivery of the hedged asset (i.e., ethanol, sugar or U.S. dollars). Under our hedging policy, we may enter into hedging contracts with maximum notional amounts equivalent to up to 50% of our expected net operating revenues (as set forth in our annual budget and business plan). Generally, our risk committee meets weekly. In addition, the committee is required to meet and reassess our hedging policy whenever the balance between the market value and the purchase value of our derivative instruments becomes negative and higher than 10% of our current net worth.

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

At March 31, 2009 we had 775.6 thousand tons of sugar hedged at the average price of US$0.1384 per pound while the NY11 price was US$0.1319 per pound. The market value of that derivatives portfolio on March 31, 2009 was US$1,186 million. We also had 26.7 thousand tons of sugar hedged at the average price of U$395.31 per ton while the London#5 price was US$392.80 per ton, resulting in a market value of US$0.671 million. In terms of exchange rate hedges, we had US$574.67 million hedged at the average rate of R$2.24 per US$1.00, while the existing exchange rate was R$2.34 per US$1.00, resulting in a negative market value of US$24.18 million.

Our hedging policy seeks to protect us from cash flow risks caused by commodities price and exchange rates fluctuations. However, because we record derivatives at fair value, fluctuations in such derivative prices may cause significant fluctuations in our net profit in the future resulting from the related non-cash derivative expenses. We recorded US$22.9 million gains with derivative transactions in transition fiscal year 2009, US$49.3 million gains with those transactions in fiscal year 2008 and US$190.6 million gains with those transactions in fiscal year 2007.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with U.S. GAAP. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Transition Fiscal Year Ended March 31, 2009 compared to Fiscal Year Ended April 30, 2008

Consolidated Results

The following table sets forth audited consolidated financial information for transition fiscal year ended March 31, 2009, the fiscal year ended April 30, 2008 and the eleven months ended March 31, 2008.

	For Transition Fiscal Year Ended March 31, 2009 and For Fiscal Year Ended April 30, 2008					For Eleven Months Ended March 31,
	2009		2008		% Variation	2008
	(in millions of US$, except percentages)					(in millions of US$)
Statement of Operations:
Net sales:	US$	2,926.5	US$	1,491.2	96.2%	US$	1,289.1
Sugar		843.1		784.4	7.5		678.1
Ethanol		548.7		604.7	(9.3)		528.5
Fuel distribution		1,440.3		–	*		–
Other products and services		94.4		102.1	(7.5)		77.5
Cost of goods sold		(2,621.9)		(1,345.6)	94.8		1,170.5
Gross profit		304.6		145.6	109.1		113.6
Selling expenses		(213.3)		(168.6)	26.5		(151.1)
General and administrative expenses		(140.1)		(115.1)	21.7		(105.1)
Operating loss		(48.8)		(138.1)	(64.7)		(142.5)
Other income (expenses):
Financial income (expense), net		(370.8)		116.8	*		66.7
Other expenses, net		(2.3)		(3.7)	(37.6)		(3.7)
Loss before income taxes, equity in income of affiliates and minority interest		(421.9)		(25.0)	*		(47.7)
Income taxes (expense) benefit		144.7		19.8	*		31.8
Loss before equity in income of affiliates and minority interest		(277.2)		(5.2)	*		(47.7)
Equity in income (loss) of affiliates		6.1		(0.2)	*		(2.8)
Minority interest in net income (loss) of subsidiaries		83.0		22.0	*		32.8
Net income (loss)	US$	(188.1)	US$	16.6	*	US$	(17.7)

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

Net sales increased by 96.2%, to US$2,926.5 million in 2009 from US$1,491.2 million in fiscal year 2008, primarily as a result of:

•
the inclusion in transition fiscal year 2009 of the four months results of CCL subsequent to its acquisition, generating a net revenue of US$1,440.3 million, which represents 49.2% of consolidated net revenues; and

•
a 2.7% decrease in our ethanol sales volume to 395.0 million gallons (1,495.1 million liters) in transition fiscal year 2009 from 406.1 million gallons (1,537.1 million liters) in fiscal year 2008, and a 2.0% decrease in our sugar sales volumes to 3,051.7 thousand tons in transition fiscal year 2009 from 3,114.4 thousand tons in fiscal year 2008.

Net sales from exports of sugar, ethanol and services were US$929.7 million in transition fiscal year 2009, which represented 31.8% of our net sales for this period compared to 55.2% of our net sales in fiscal year 2008. This decrease in the relative contribution of exports to total net sales was primarily caused by a 9.4% devaluation of the real against the US dollar to a daily average of R$2.0010 per US dollar in transition fiscal year 2009, from a daily average of R$1.8281 per US dollar in fiscal year 2008.

Sugar. Net sales from sugar increased by 7.5% to US$843.1 million in transition fiscal year 2009, from US$784.5 million in fiscal year 2008, primarily as a result of:

•
a 9.7% increase in the average realized price per ton (including all of the types of sugar that we produce) to US$276.3 per ton in transition fiscal year 2009 from US$251.9 per ton in fiscal year 2008; and

•	a 2.0% decrease in our sugar sales volume to 3,051.7 thousand tons in transition fiscal year 2009 from 3,114.4 thousand tons in fiscal year 2008.

Sales of sugar represented 28.8% and 52.6% of total net sales in transition fiscal year 2009 and fiscal year 2008, respectively. This decrease in the relative contribution of sugar to total net revenues was primarily caused by four months results of CCL in 2009 subsequent to its acquisition.

Ethanol. Net sales from ethanol decreased by 9.3% to US$548.7 million in transition fiscal year 2009 from US$604.7 million in fiscal year 2008, primarily as a result of:

•
a 2.7% decrease in our ethanol sales volume to 395.0 million gallons (1,495.1 million liters) in transition fiscal year 2009 from 406.1 million gallons (1,537.1 million liters) in fiscal year 2008, mainly due to the  upturn in output (43.1 million tons crushed in transition fiscal year 2009 as compared to 40.3 million in fiscal year 2008) and the increased emphasis on ethanol in our production mix (49% of ATR converted to ethanol in transition fiscal year 2009 as compared to 44% in fiscal year 2008); and

•
a 6.7% decrease in our average realized unit price to US$1.389 per gallon (US$367.0 per thousand liters) in transition fiscal year 2009 from US$1.489 per gallon (US$393.4 per thousand liters) in transition period 2008, due to the combination of a decrease in the domestic price and the appreciation of the Real.

Fuel distribution. Net sales from fuel distributions in 2009 represent the sales of CCL since the date of its acquisition, December 1, 2008.

Other products and services. Other products and services consist primarily of electricity sales, port services that we provide to third parties, consumer products under the Da Barra brand and fuel diesel sales to our agricultural services providers.

Net sales from other products and services decreased by 7.5% to US$94.4 million in transition fiscal year 2009 from US$102.1 million in fiscal year 2008.

Cost of Goods Sold

We divide our cost of goods sold into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses.

Cost of goods sold increased by 94.8% to US$2,621.9 million in transition fiscal year 2009 from US$1,345.6 million in fiscal year 2008. This increase was primarily due to the inclusion of the results of a CCL since its acquisition on December 1, 2008, generating a cost of good sold of US$1,388.3 million, representing 53.0% of cost. In reais, cost of goods sold in transition fiscal year 2009 was 129.2% higher than in fiscal year 2008.

Sugar. Cost of sugar sold decreased by 10.5% to US$629.3 million in transition fiscal year 2009 from US$703.5 million in transition period 2008, primarily as a result of the devaluation of the real against the U.S. dollar as discussed above.

Ethanol. Cost of ethanol sold decreased by 6.5% to US$521.8 million in the transition fiscal year 2009 from US$558.2 million in fiscal year 2008 primarily as a result of: (1) a 4.5% increase in the average unit cost per gallon (thousand liters) of ethanol to US$1,321 per gallon (US$349.0 per thousand liters) in 2009 from US$1.384 per gallon (US$365.6 per thousand liters) in 2008; and (2) the devaluation of the real against the U.S. dollar as discussed above.

Fuel Distribution. As our fuel distribution business has only been a part of Cosan since December 1, 2008, we have no meaningful comparative data to provide for periods before this date. The fuel distributions represented in the transition fiscal year 2009 53% of our cost of goods sold.

Other products and services. Cost of other products and services decreased by 1.8% to US$82.4 million in transition fiscal year 2009 from US$83.9 million in fiscal year 2008. These costs were primarily denominated in reais, which devaluated 37.2% against the U.S. dollar, resulting in increased costs.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant distribution sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to refineries, and therefore there are no shipping costs.

Selling expenses increased by 26.5% to US$213.3 million in transition fiscal year 2009 from US$168.6 million in 2008. This increase resulted primarily from the inclusion of a four month result of CCL, generating selling expenses of US$49.8 million, representing 23.4% of cost.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses.

General and administrative expenses increased by 21.7% to US$140.1 million in transition fiscal year 2009 from US$115.1 million in fiscal year 2008. This increase resulted mainly from the partial consolidation of four month results of CCL, generating a selling expenses of US$22.9 million, representing 16.3% of cost.

Financial Income (expense), Net

Financial expenses, net in transition fiscal year 2009 totaled a negative amount of US$370.8 million compared to financial income (expense)  net of US$116.8 million in fiscal year 2008.

Financial Income

Our financial income primarily consists of: (1) gains on monetary variation related to our financial investments; (2) gains on foreign exchange variations related to our foreign currency-denominated indebtedness;  (3) gains on derivatives (swaps, futures, forwards and options); (4) income from financial investments; and (5) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income in transition fiscal year 2009 totaled US$365.0 million compared to financial income of US$274.7 million in fical year 2008. This increase was primarily the result of:

•
a US$97.5 million increase in financial income from derivative transactions from US$179.0 million in fiscal year 2008 to US$276.5 million in transition fiscal year 2009 as a result of the changes in market prices of sugar and foreign exchange rate effect on derivative transactions; and

•
a reduction of US$34.8 million in income from financial investments, related to the decrease of the average balance during the year and a decrease in the average interest rate as a consequence of the decrease of CDI rate.

Financial Expenses

Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; (3) losses on foreign exchange variations related to our foreign currency-denominated indebtedness; (4) losses on derivatives (swaps, futures, forwards and options); (5) fees, commissions and other charges paid to financial institutions; and (6) interest and fees paid in connection with the pre-payment of aggregate principal amount of our US$200.0 million 9.0% senior notes due 2009.

Financial expenses in transition fiscal year 2009 totaled US$735.8 million compared to financial expenses of US$157.9 million in fiscal year 2008. This increase was primarily the result of:

•
a US$494.2 million decrease in gains from foreign exchange variation on our U.S. dollar denominated debt, from US$185.2 million in fiscal year 2008 to US$308.9 million in transition fiscal year 2009 as a result of a 37.2% devaluation of the Brazilian real against the U.S. dollar;

•
a US$123.9 million increase in financial expenses on derivative transactions from US$129.7 million in fiscal year 2008 to US$253.6 million in transition fiscal year 2009 as a result of the changes in market prices for sugar and foreign exchange rate effect on derivative transactions and new debt (CCL acquisition promissory notes).

Other Expenses, Net

Other expenses were US$2.3 million in transition fiscal year 2009, compared to other income of US$3.7 million in fiscal year 2008, mainly resulting from the residual value of fixed assets disposals.

Income Taxes Benefit

Income taxes benefit totaled US$144.7 million in transition fiscal year 2009, representing taxable income at the current Brazilian statutory rate of 34% and adjusted for non-deductible expenses and non-taxable income in accordance with Brazilian tax law and by the exempted financial income at the Cosan Limited level, resulting in an effective tax rate of 34.3%, compared to an effective tax rate of 79.2% in fiscal year 2008, when we recorded a tax benefit of US$19.8 million.

Net Income (Loss)

As a result of the foregoing, we incurred a net loss of US$188.1 million in transition fiscal year 2009, compared to a net income of US$16.6 million in fiscal year 2008.

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007

Consolidated Results

The following table sets forth audited consolidated financial information for each of the fiscal years ended April 30, 2008 and 2007.

	For Fiscal Year Ended April 30,
	2008		2007		% Variation
	(in millions of US$, except percentages)
Statement of Operations:
Net sales:	US$	1,491.2	US$	1,679.1	(11.2)%
Sugar		784.5		1,031.7	(24.0)
Ethanol		604.7		551.5	9.6
Other products and services		102.1		95.8	6.5
Cost of goods sold		(1,345.6)		(1,191.3)	13.0
Gross profit		145.6		487.8	(70.1)
Selling expenses		(168.6)		(133.8)	26.0
General and administrative expenses		(115.1)		(121.1)	(4.9)
Operating income (loss)		(138.1)		232.9	(159.3)
Other income (expenses):
Financial income, net		116.8		289.4	(59.6)
Other income (expenses), net		(3.7)		16.3	*
Income (loss) before income taxes, equity in income of affiliates and minority interest		(25.0)		538.5	*
Income taxes (expense) benefit		19.8		(188.8)	*
Income (loss) before equity in income of affiliates and minority interest		(5.2)		349.7	*
Equity in income (loss) of affiliates		(0.2)		–	*
Minority interest in net income (loss) of subsidiaries		22.0		(173.0)	*
Net income	US$	16.6	US$	176.7	(90.6)

* Not a meaningful comparison.

Net Sales

Net sales decreased by 11.2%, to US$1,491.2 million in 2008 from US$1,679.1 million in 2007, primarily as a result of:

•	a 15.4% decrease in market daily average prices for raw sugar as measured by contract number 11 of NYBOT, to US$0.1055 per pound in fiscal year 2008 from US$0.1247 per pound in fiscal year 2007;

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

Sugar. Net sales from sugar decreased by 24.0% to US$784.5 million in 2008, from US$1,031.7 million in fiscal year 2007, primarily as a result of:

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

Other products and services. Cost of other products and services increased by 0.3% to US$83.9 million in 2008 from US$83.6 million in 2007. These costs were primarily denominated in reais, which appreciated 17.7% against the U.S. dollar, which increased the costs. The main reason why costs did not increase was a reclassification  of approximately US$10.0 million in fiscal year 2008, of loading expenses of own sugar in our own port terminal which were recorded previously as costs of other services, and now are recorded as selling expenses.

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

Financial income, net

Financial income, net in fiscal year 2008 totaled US$116.8 million compared to financial income, net of US$289.4 million in fiscal year 2007.

Financial Income

Financial income in fiscal year 2008 totaled US$274.7 million compared to financial income of US$555.5 million in fiscal year 2007. This decrease was primarily the result of:

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

•
a US$122.9 million decrease in financial income from derivative transactions from US$301.8 million in fiscal year 2007 to US$178.9 in fiscal year 2008 as a result of the mark-to-market method of accounting for derivative transactions related to sugar prices and foreign exchange rate variations;

•
financial income of US$43.4 million in fiscal year 2007 resulting from renegotiation of promissory notes issued in connection with our acquisition of Usina da Barra and financial income of US$32.2 million in fiscal year 2007 related to discounts on São Paulo VAT penalty and interest amounts following a tax amnesty granted by the state authorities for 90% of penalty amounts and 50% of interest on VAT amounts owed to the state of São Paulo consisting of: (i) US$20.7 million related to a discount granted to our subsidiary Da Barra for prepaying taxes recorded under taxes payable as Special State Tax Payment Program (State REFIS) in the amount of US$37.4 million and taxes payable in the amount of US$8.4 million; and (ii) US$11.5 million resulting from the settlement for US$68.3 million in cash of US$99.9 million in tax debts recorded under estimated liability for legal proceedings and labor claims; and

•
financial income of US$19.8 million in fiscal year 2007 in connection with the partial reversal of amounts related to inflation adjustments and interest on provisions recorded in connection with the IAA litigation. Such financial income was recorded as a deduction to tax debts recorded under the caption estimated liability for legal proceedings and labor claims. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”. Da Barra is a party to several federal tax proceedings deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) on payments under cross-border loans guaranteed by the Brazilian federal government.

Financial Expenses

Financial expenses in fiscal year 2008 totaled US$157.9 million compared to financial expenses of US$266.2 million in fiscal year 2007. This decrease was primarily the result of:

•
a US$165.2 million increase in gains from foreign exchange variation on our U.S. dollar denominated debt, from US$20.0 million in fiscal year 2007 to US$185.2 million in fiscal year 2008 as a result of a 17.1% appreciation of the Brazilian real against the U.S. dollar;

which was partially offset by:

•
a US$22.2 million increase in financial expenses due to accrued interest on our indebtedness from US$126.9 million in fiscal year 2007 to US$149.1 million in fiscal year 2008 as a result of the partial reversal of provisions recorded in connection with the Sugar and Alcohol Institute (Instituto do Açúcar e Álcool) litigation;

•
a US$18.6 million increase in financial expenses from derivative transactions from US$111.1 million in fiscal year 2007 to US$129.7 million in fiscal year 2008 as a result of foreign exchange rate variations; and

•
financial expense of US$16.5 million in fiscal year 2008 relating to the payment of fees and commissions to financial institutions resulting from the pre-payment of aggregate principal amount of our US$200.0 million 9.0% senior notes due 2009.

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

In transition fiscal year 2009, the cash flow used in investing activities was funded principally by increased borrowing, while in fiscal year 2008, it was funded principally by the net proceeds of our initial public offering and in fiscal year 2007 it was funded principally by cash flow from operations and from our finance subsidiary’s issuance of US$400.0 million in notes in January 2007. In transition fiscal year 2009, the cash flow generated by operations was used primarily for working capital requirements and to service our outstanding debt obligations. As of March 31, 2009, our consolidated cash, cash equivalents and marketable securities amounted to US$508.8 million compared to US$1,082.9 million and US$598.4 million, as of April 30, 2008 and 2007, respectively.

Cash Flow from Operating Activities

We had net cash flows from operating activities of US$256.6 million in transition fiscal year 2009, compared to US$57.6 million in fiscal year 2008. This increase was primarily attributable to the 109.1% increase in gross profit as a consequence of the 169.5% increase in the sugar unit contribution margin (net prices per ton minus unitary costs per ton) and the results of four months of our subsidiary CCL.

We had net cash flows from operating activities of US$57.6 million in 2008, compared to US$284.0 million in 2007. This decrease was primarily attributable to the 70.1% decrease in gross profit, as a consequence of the significant decreases in ethanol and sugar prices, as well as by the concentration of accounts receivable at the end of fiscal year 2008.

Cash Flow Used in Investing Activities

We had net cash flows used in investing activities of US$787.8 million in transition fiscal year 2009, compared to US$1,441.7 million in 2008. This variation was attributable to:

•	an increase in the amount invested in acquisitions; and

•	an increase in marketable securities.

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

•
an increase in the amount invested in acquisitions, from US$39.4 million in 2007 to fund the 33.3% stake of Etanol Participações S.A. to US$102.0 million in 2008 to fund the acquisition of 100% of the shares of Benalcool Açúcar e Álcool S.A. and an advance payment of US$59.3 million in connection with the acquisition of 49% of Terminal Teaçu.

Cash Flow from Financing Activities

We had net cash flows from financing activities of US$871.9 million in transition fiscal year 2009, compared to US$1,023.3 million in fiscal year 2008. This decrease was primarily attributable to the reduction in the proceeds of the common stock offering in the amount of US$918 million, received in 2008, which did not repeat in 2009, offset by increased borrowing in 2009 of US$675 million.

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

Working Capital

At March 31, 2009, we had working capital of US$362.8 million, compared to US$1,503.8 million at April 30, 2008, primarily attributable to:

•	a decrease in marketable securities and cash and cash equivalents, from US$1,082.9 million at April 30, 2008 to US$508.8 million in fiscal year 2009; and

•	an increase in current portion of long-term debt, from US$653.1 million to US$743.5 million related to the acquisition of CCL and US$99.1 million for energy cogeneration.

At April 30, 2008, we had working capital of US$1,503.8 million, compared to US$865.3 million at April 30, 2007, primarily attributable to:

•	an increase in cash, cash equivalents and marketable securities, as mentioned above; and

•	an increase in inventories originally denominated in reais due to appreciation of the real against the dollar and an increase in days sales of inventory of sugar;

which was partially offset by:

•	reduction of market value of derivative financial instruments from a net asset carrying value of US$55.4 million in 2007 to a net liability of US$23.6 million.

We believe our current liquidity and our cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were US$1,320.5 million in transition fiscal year 2009, compared to US$744.8 million and US$395.6 million in the fiscal years 2008 and 2007, respectively. Excluding our acquisitions, our operating capital expenditures were US$606.2 million in transition fiscal year 2009, compared to US$642.9 million and US$356.2 million in the fiscal years 2008 and 2007, respectively.

We are continuously searching for opportunities to increase our production capacity of sugar, ethanol and bio-electricity, including the development of greenfield and beownfield projects.  In 2009, two new mills which will commence operation Jataí mill in the State of Goiás and Carapó mill in the State of Mato Grosso do Sul. When all current projects and de-bottlenecking initiatives are operating on full capacity, up to fiscal year 2013, Cosan will have capacity to crush more than 60 million tons of sugarcane a year.

Our capital expenditure program is focused on four key areas:

Greenfield Project

We are currently building ethanol and sugar plants in the States of Goiás and Mato Grosso do Sul, Brazil. We have acquired the land for the industrial facilities and entered into leases for sugarcane cultivation. Our estimated capital expenditures for the Goiás project is approximately US$390 million, and production is expected to begin in 2009, reaching full capacity by fiscal year 2013, with an expected crushing capacity of 4 million tons of sugarcane and production of approximately 97 million gallons (370 million liters) of ethanol per year. Our estimated capital expenditures for the Mato Grosso do Sul project is approximately US$245 million, and production is expected to begin in 2009 reaching full capacity by fiscal year 2011, with an expected crushing capacity of 2 million tons of sugarcane and production of approximately 75 million liters of ethanol per year.

Expansion of Our Crushing Capacity

We intend to make additional investments to expand the crushing capacity of our mills. These investments are expected to be applied primarily to our Univalem, Gasa, Presidente Prudente, Destivale, Mundial, Bonfim and Junqueira mills, both in industrial equipment and in new sugar cane crop plantation.

Cogeneration Projects

We intend to invest in cogeneration projects in six of our existing 21 mills and in our greenfield projects, which will allow them to sell energy to the grid. Besides those projects, we have already finalized cogeneration projects in Costa Pinto, Rafard, Tarumã and Maracaí mills. By the end of 2012, all these projects will have received R$2.4 billion in investments, out of which approximately R$1.0 billion have already been invested.

Cosan has already won bids in seven government energy auctions and entered into four bilateral contracts to sell, during the next 15 years, approximately 2.7 GWh/year to the Brazilian electricity grid at an average price of R$156.00 to R$160.00/MWh (approximately US$ 78-80/MWh). We expect that five of our mills will start delivering energy to the grid this fiscal year.

Strategic Acquisitions along the Business Chain

We invested approximately US$1.0 billion in strategic acquisitions along the business chain in the past year.  We have added fuel distribution operations through the acquisition of downstream assets of ExxonMobil in Brazil and taken equity stakes in Radar, a newly incorporated land development company, Rumo, a new sugar logistics company, and Uniduto, a newly incorporated company that is exploring an ethanol pipeline project in the central-south region of Brazil. In November 2007, we acquired 50% interest in Vertical UK LLP, a leading ethanol trading company.

On December 1, 2008, Cosan acquired 100% of the capital of Essobras (now CCL) and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from Exxon. On May 2009, we sold the aviation fuel business to Shell by US$75 million, aligned with our strategy of focusing investments on our core businesses.

On June 18, 2009, Cosan acquired 100% of the outstanding shares of Curupay, the parent company of Nova América and controlling sharehholder of other assets related to trading, logistics and industrial production of sugar and ethanol and energy co-generation.  Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia.  Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics and the União” brand, which is the leading sugar brand in Brazil. We are now focused on the integration of these assets and extraction of synergies, however we will continue to analyze opportunities to grow organically or through strategic acquisitions and partnerships.

Indebtedness

Our total debt of US$2,032.8 at March 31, 2009 was higher than our total debt of US$1,287.5 million at April 30, 2008. Our short-term debt, comprised only by current portion of long-term debt and interest accrued, represented 38.5% of our total indebtedness at March 31, 2009. Our U.S. dollar denominated debt at March 31, 2009 represented 54.1% of our indebtedness. In addition, at March 31, 2009, approximately 44.2% of our total indebtedness was unsecured.

As of March 31, 2009, we had total assets of US$5,421.1 million compared to US$5,269.1 million at April 30, 2008. Our total assets increased 2.9%, mainly due to our acquisition of CCL. Our net debt at March 31, 2009 was US$1,420.7 million, significantly higher than our net debt of US$90.8 million at April 30, 2008, mainly resulting from the reduction in marketable securities in the total amount of US$486.0 million and the issuance of promissory notes in the amount of US$501.9 million.

Certain of our long-term debt agreements, in particular the IFC Loans (described above), require us to comply with certain financial and negative covenants. Our US$450.0 million 8.25% perpetual notes, our US$400.0 million 7.0% senior notes due 2017 and our remaining outstanding balance of US$200.0 million 9.0% senior notes due 2009 and our indirect subsidiary CCL Finance  $350,000,000 its 9.50% Senior Notes due 2014 limit our ability and the ability of our subsidiaries to enter into certain transactions with shareholders or affiliates, create liens and engage in a merger, sale or consolidation transactions. The IFC Loans include restrictions on our ability to incur additional indebtedness and pay dividends.

On November 17, 2008, Cosan issued promissory notes for an aggregate outstanding principal amount of R$1.1 billion. The promissory notes are subject to interest consisting of the accumulated change in average daily rates of Interfinancial Deposits plus 3% annual rate, payable on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (1) a guarantee of Mr. Rubens Ometto Silveira Mello; and (2) chattel mortgage of shares of CCL (current name of Essobrás).

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

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos)

To extend the repayment period of debt incurred by Brazilian agricultural producers, the Brazilian government passed Law 9,138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered agricultural producers with certain types of debt the opportunity to acquire CTNs in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt, and these securities would mature in 20 years. The acquisition price was calculated as the present value, discounted at a rate of 12.0% per year or at the equivalent of 10.4% of its face value. The face value of the CTNs will be readjusted according to IGP-M plus 12.0% per year. The CTNs were deposited as a guarantee and cannot be sold until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt. We joined the PESA program between 1998 and 2000 and the program is structured to automatically settle our PESA debt between 2018 and 2020. Our PESA debt is guaranteed by mortgages on our land.

As of March 31, 2009, our PESA related outstanding debt totaled US$215.6 million, compared to 273.2 million as April 30, 2008. As of March 31, 2009, our CTN credits totaled US$103.3 million, compared to US$113.9 million as April 30, 2008. Our total debt, excluding PESA debt, was US$ 1,817.1 million at March 31, 2009. Our negative net debt, excluding CTN credits and PESA debt, was US$1,308.3 million at March 31, 2009.

C. Research and Development, Patents, Licenses, etc.

See “Item 4. Information on the Company—Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this transition report including under “Item 3D. Key Information —Risk Factors” and elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

As of March 31, 2009 we leased 370.353 hectares, through approximately 2,000 land lease contracts with an average term of five years. Eight of these contracts (covering 55,339 hectares, or approximately 14.9% of the land leased by us) are entities controlled by our chief executive officer and controlling shareholder under arms-length terms. In accordance with these land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA. In fiscal year 2007, we paid an average of 16.4 tons of sugarcane per hectare, and an average of 123 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1715 million per kilogram of TSR under our land lease contracts. In fiscal year 2008, we paid an average of 16.9 tons of sugarcane per hectare, and an average of 122.8 kilograms of TSR per ton of sugarcane, at an average cost of US$0.2987 million per kilogram of TSR under our land lease contracts. In transition fiscal year 2009, we paid an average of 17.2 tons of sugarcane per hectare, and an average of 121.6 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1461 million per kilogram of TSR under our land lease contracts.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at March 31, 2009:
	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	(in millions of US$)
Long-term debt obligations(1)	US$	2,032.8	US$	781.7	US$	39.9	US$	66.6	US$	1,144.6
Operating lease obligations(2)		659.4		40.5		81.8		72.9		464.2
Purchase obligations		1,219.9		313.1		501.1		264.7		141.0
Advances from customers		11.3		11.3		–		–		–
Total	US$	3,923.4	US$	1,146.6	US$	622.8	US$	404.2	US$	1,749.8

(1)	Less than 1 year amounts include accrued interest over the existing debt, long term installments do not include any interest.

(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 142.5 kg per ton, at a price of US$150.4, per ton as defined by CONSECANA for March 2009.

Our long-term debt consists primarily of:

•	US$456.4 million perpetual notes with call option for Cosan beginning on February 2011;

•	US$405.4 million senior notes due February 2017;

•	US$215.9 million PESA debt due between 2018 and 2020, payable against CTN credits; and

•	US$49.4 million IFC C Loan due January 2013 with call option for Cosan.

We believe we will be able to refinance our existing debt on favorable market conditions. However, if we experience unfavorable market conditions, we believe that we already have available cash to repay our debt obligations due in the next three fiscal years, and, after that period, we expect to repay our debt obligations as they become due with cash generated by our operations.

Recently Issued Accounting Standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of April 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after April 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. Cosan does not anticipate that the adoption of this standard will materially impact the Company’s financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements. In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Cosan does not anticipate that the adoption of this standard will materially impact the Company’s financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, the hierarchy of generally accepted accounting principles. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In May 2008, also the FASB issued SFAS No. 163, Accounting for finance guarantee insurance contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. Cosan will adopt the provisions of EITF 07-5 on April 1, 2009. Cosan is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (EITF) No. 03-6-1, “Determining whether instruments granted in share based payment transactions are participating securities” (“FSP EITF No. 03-6-1”).  Under FSP EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s financial statements. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”.  EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required.  An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Cosan does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In November 2008, the Emerging Issues Task Force (“EITF”) issued Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). EITF 08-7 applies to all acquired intangible assets in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive asset), assets that the acquirer will never actually use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. EITF 08-7 is effective as of January 1, 2009. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The Company has disclosed net periodic benefit cost in Note 13. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

On January 12, 2009 the FASB issued a final Staff Position ("FSP") amending the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets to achieve more consistent determination of whether another-than-temporary impairment has occurred. This FSP does not have an impact on the Company at the present time.

On April 9, 2009 the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. These FSPs do not have an impact on the Company at the present time.

On April 1, 2009 the FASB issued FSP FAS 141(R)-1 that amends and clarifies FASB No. 141 (revised 2007), Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

On May 28, 2009 the FASB announced the issuance of SFAS 165, Subsequent Events. SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

Item 6. Directors, Senior Management and Employees

Our board of directors and our executive officers are responsible for the operation of our business. Nevertheless, Mr. Rubens Ometto Silveira Mello, who controls all of our class B series 1 common shares, has the overall power to control us, including the power to establish our management policies.

A. Directors and Senior Management

Board of Directors

Our bye-laws provide that our board of directors shall consist of between five and eleven directors. Our board of directors currently consists of eleven directors.

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

The following table lists the members of our board of directors on March 31, 2009:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan’s Board	Class(1)	Position Held	Year of Birth
Rubens Ometto Silveira Mello(2)	2007	2000	III	Chairman	1950
Marcus Vinicius Pratini de Moraes(2)(3)	2007	2005	II	Vice Chairman	1939
Marcelo Eduardo Martins (2)	2009	2009	III	Director	1966
Mailson Ferreira da Nóbrega(3)	2007	–	I	Director	1942
Marcos Marinho Lutz	2007	–	II	Director	1969
Pedro Isamu Mizutani(2)	2007	2000	III	Director	1959
George E. Pataki(3)	2007	–	I	Director	1945
Marcelo de Souza Scarcela Portela(2)	2007	2005	II	Director	1961
José Alexandre Scheinkman(3)	2007	–	I	Director	1948
Burkhard Otto Cordes(2)	2008	2005	II	Director	1975
Luiz Henrique Fraga(3)	2008	–	III	Director	1960

(1)
The terms of the directors expire as follows: Class I at the annual general meeting held in fiscal year 2011; Class II at the annual general meeting held in the transition fiscal year 2009; and Class III at the annual general meeting held in the fiscal year 2010.

(2)	Also serves as director of Cosan.

(3)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Juscelino Kubitschek, 1726, 6th floor, São Paulo, SP, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman and chief executive officer. He has been chairman of Cosan’s board of directors and Cosan’s chief executive officer since 2000. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and director of Usina da Barra, currently Da Barra, since 2002. He also holds the position of director of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A. and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcus Vinicius Pratini de Moraes. Mr. Pratini de Moraes is our vice-chairman and has been a member of Cosan’s board of directors since 2005. He holds a degree in economics from Faculdade de Ciências Econômicas da Universidade do Rio Grande do Sul (1963), a postgraduate degree in public administration from Deutsche Stiftung fur Entwicklungsländer—Berlin (1965) and a business administration degree from University of Pittsburgh and Carnegie Institute of Technology (1966). Mr. Pratini de Moraes held several positions in the Brazilian federal government, including Minister of Planning and General Coordination (1968-1969), Minister of Industry and Commerce (1970-1974), Minister of Mines and Energy (1992) and Minister of Agriculture, Livestock and Food Supply (1999-2002). He also served a term as a congressman from the state of Rio Grande Do Sul (1982-1986). He was a board member of Solvay do Brasil (1998-1999) and chairman (2003); member of the advisory council of the Brazilian Mercantile & Futures Exchange—BM&F (2003); member of the Brazil—China Business Council (2004); president of the Brazil—Russia Business Council (2004); member of the National Council of Industrial Development (2005); and vice-

president of the Beef Information Center—SIC (2005). Mr. Pratini de Moraes is currently the chairman of ABIEC (Brazilian Beef Export Industries Association), a board member of FIESP (Federation of Industries of the State of São Paulo), a board member of JBS S.A. and a member of the supervisory board and the audit committee of ABN AMRO Bank N.V.

Marcelo Eduardo Martins. Mr. Martins has been a member of our board of directors since March 23, 2009 Mr. Martins currently holds the position of Executive Vice President of Finance and Investor Relations and cumulates the Mergers & Acquisitions Officer position. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation, majoring in Finance.

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

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief commercial officer. He has been Cosan’s chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infra-structure and energy at CSN (SID) and board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

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

Burkhard Otto Cordes. Mr. Cordes is member of our Board of Directors since 2005. He graduated with a degree in business administration from Fundação Armando Álvares Penteado (1997) and he holds a master’s degree in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets over the last seven years.  He worked at Banco BBM S.A., a company owned by Grupo Mariani, where he worked at its commercial division focusing corporate and middle market segments. Currently, he serves as financial manager. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

Luiz Henrique Fraga. Mr. Fraga is a founding partner of Gávea Investimentos where he also serves as member of is investment committee. Mr. Fraga graduated with a master’s degree in business administration and finance at the American Graduate School of International Management (Thunderbird, 1985) and holds a bachelor’s degree in economics from the Catholic University in Rio de Janeiro (1982). Between 1994 and 2002 he served as president of Latinvest Asset Management and senior partner of Globalvest Management Co, one of the largest independent asset managers of United States (investing in equity in Latin America). Since 1994, Globalvest investments in Brazil are carried out by Latinvest. He supervised such a company’s venture capital investments carried out by LatinTechCapital. Before holding his current position, Mr. Fraga served at Bear Stearns in the Emerging Markets Department and led the activities of the mergers & acquisitions and corporate finance of Bear Stearns in Brazil (1989-94). Mr. Fraga has also held senior positions in the areas of trading fixed income and equities, and was responsible for the Bear Stearn's portfolio in Latin America. In 1986-89, he was Director of a branch of Unibanco in New York and worked in the corporate finance division of Citibank in Brazil.

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

The following table lists our current executive officers:

Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan	Position Held	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	Chief Executive Officer	1950
Pedro Isamu Mizutani	2007	2000	Chief Operating Officer	1959
Marcelo Eduardo Martins	2009	2009	Chief Financial and Investor Relations Officer	1966
Marcos Marinho Lutz	2007	2006	Chief Commercial Officer	1969

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

Committees of the Board of Directors

Audit Committee

Our board of directors has determined that Marcus Vinicius Pratini de Moraes (chairman) and Mailson Ferreira da Nóbrega are “audit committee financial expert” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices— Audit Committee”. The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and Luiz Henrique Fraga.

Compensation Committee

We have a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding equity-based compensation to our executive officers and other employees under our employee equity incentive plan. The committee also has the discretion to interpret the terms of the plan, to amend the plan and take all other actions necessary to administer the plan in our best interests. The members of our compensation committee are Messrs. Pedro Isamu Mizutani (chairman), Marcus Vinicius Pratini de Moraes and Marcelo de Souza Scarcela Portela.

Risk Management Committee

We have a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios on a periodic basis so as to achieve better operational and financial controls. The members of our risk management committee are Messrs. José Alexandre Scheinkman (chairman), Marcelo Eduardo Martins and Marcos Marinho Lutz.

B. Compensation

Under our bye-laws, our board of directors is responsible for establishing the annual aggregate compensation that we pay to the members of our board of directors and our executive officers.

The aggregate amount of compensation paid to all members of Cosan’s board of directors and its executive officers in transition fiscal year 2009 was US$3.2 million. For fiscal year ended April 30, 2008, 2007 and 2006 the aggregate compensation paid to all members of Cosan’s board of directors and its executive officers were US$3.5 million, US$2.5 million and US$3.1 million, respectively. The compensation to be paid to directors and executive officers of Cosan who also act as such for our company will be in addition to compensation paid to them by our company.

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

While we are not required under Bermuda law to have an audit committee, we have formed a committee that will have the following responsibilities:

•	pre-approve services to be provided by our independent auditor;

•	review auditor independence issues and rotation policy;

•	supervise the appointment of our independent auditors;

•	discuss with management and auditors major audit, accounting and internal control issues;

•	review quarterly financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	review our annual report and financial statements;

•	provide recommendations to the board on the audit committee’s policies and practices;

•	review recommendations given by our independent auditor and internal audits and management’s responses;

•	provide recommendations on the audit committee’s bye-laws; and

•	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal controls or auditing matters.

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

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Although not required under Bermuda law, the Company has adopted a code of business conduct and ethics for directors, officers and employees as provided for in NYSE Rule 303A.10, which has been filed with the SEC.

D. Employees

As of March 31, 2009, we had 20,103 permanent employees and 11,545 temporary employees (who were contracted for the harvest). The following table sets forth the number of our total employees by main category of activity for the periods indicated:

	At March 31,	At April 30,
	2009	2008	2007
Agricultural	23,391	36,024	27,063
Industrial	5,581	6,328	6,256
Commercial	561	777	85
Administrative	1,895	1,893	1,930
Financial and investor relations	60	120	42
Port	160	198	213
Total	31,648	45,340	35,589

Although approximately 30.0% of our non-management employees were members of unions at March 31, 2009, we pay a mandatory union contribution for all of our employees. We believe that we have good relations with our employees and the unions that represent them, and we have not experienced a strike or other labor slowdown since 1992.  Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was US$344.4 million as of March 31, 2009, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans (Programas de Participação nos Resultados) developed with the labor unions of which our employees are members, which provide performance-based compensation. In the eleven months ended March 31, 2009, we paid US$7.3 million as profit sharing distributions.

E. Share Ownership

Except for Mr. Rubens Ometto Silveira Mello, our indirect controlling shareholder, chairman and chief executive officer, who indirectly holds 96,332,044 of our class B series 1 common shares and 16,111,111 Class A common shares, none of our directors and executive officers currently owns or holds class A common shares or class B common shares of our company.

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

Cosan

On August 30, 2005, Cosan’s shareholders approved a stock option plan that authorized the issuance of a maximum of 5% of Cosan’s total share capital. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares, or 3.25% of Cosan’s total share capital. A remaining 1.75% of Cosan’s share capital may subsequently be issued pursuant to the terms of Cosan’s stock option plan. The stock options that were issued have an option price of US$2.93 per common share, and may be partially exercised (up to a maximum of 25% annually) after November 18, 2006. On November 20, 2006, Cosan’s board of directors approved the issuance of 1,132,707 new common shares to certain of Cosan’s executive officers under Cosan’s stock option plan, which resulted in an increase in the number of Cosan’s issued and outstanding common shares on that date. On September 11, 2007, Cosan’s board of directors granted 450,000 options to one of Cosan’s executive officers. On November 19, 2007 and December 11, 2007, 922,947 and 38,725 options, respectively, were exercised. On March 31, 2009, there were outstanding options corresponding to 1,470,832 common shares under this plan.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this transition report our authorized; share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 92,554,316 class B series 2 common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. Our chief executive officer and chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 41.5% of our issued and outstanding share capital, and 86.1% of our voting power by virtue of his control of 100% of our class B common shares and 9.2% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this transition report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Aguassanta Participações S.A.	5,000,000	2.9	–	–	5,000,000	1.8
Capital World Investors (1)	9,678,000	5.6	–	–	9,678,000	3.6
FMR LLC (2)	16,568,005	9.5	–	–	16,568,005	6.1
Janus Capital Management LLC(3)	17,141,850	9.8	–	–	17,141,850	6.3
Queluz Holdings Limited	11,111,111	6.4	66,321,766	68.8	77,432,877	28.6
Usina Costa Pinto S.A. Açúcar e Álcool	–	–	30,010,278	31.2	30,010,278	11.1
Fundos Gávea	39,445,393	22.6	–	–	39,445,393	14.6
Others	78,411,628	45.0	–	–	78,411,628	29.0
Total	174,355,341	100.0%	96,332,044	100.0%	270,687,385	100.0%

(1)
Based on information filed by Capital World Investors, a division of Capital Research and Management Company, with the SEC on February 13, 2009. Capital World Investors is deemed to be the beneficial owner of 9,678,000 class A common shares believed to be outstanding as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(2)
Based on information filed by FMR LLC with the SEC on February 17, 2009. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 16,568,005 class A common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Growth Company Fund, amounted to 10,683,455 class A common shares.

(3)
Based on information filed by Janus Capital Management LLC, or “Janus Capital” with the SEC on November 12, 2008. As a result of its role as investment adviser or sub-adviser to various managed portfolios, Janus Capital may be deemed to be the beneficial owner of 17,141,850 class A common shares held by such managed portfolios. The interest of Janus Overseas Fund, which is one of the managed portfolios to which Janus Capital provides investment advice, amounted to 10,961,459 class A common shares.

No class B series 2 common shares are currently issued and outstanding.

Queluz Holdings Limited, Costa Pinto and Aguassanta Participações S.A.

Queluz Holdings Limited and Costa Pinto own all of our class B series 1 common shares Queluz Holdings Limited also holds 6.4% of our class A common shares and another entity controlled by our controlling shareholder owns 2.9% of our class A common shares. These companies are indirectly controlled by Mr. Rubens Ometto Silveira Mello, our chief executive officer and chairman of our board of directors through several companies controlled directly and indirectly by him. Although the control is exercised by Mr. Rubens Ometto Silveira Mello, there are some family members and other individuals who are also beneficial owners of minority interests in these companies.

Cosan

The following table sets forth information relating to the beneficial ownership of Cosan’s common shares as of the date hereof.

Shareholders	Common Shares	%
Cosan Limited	226,165,734	68.9
Kuok Group (Ventoria Limited)	5,421,708	1.7
Sucres et Denrées	3,597,903	1.1
Others	93,099,539	28.3
Total	328,284,884	100.0

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

On September 19, 2008, the board of directors approved a capital increase in the total amount of R$880 million (US$456.1 million) through the issuance of 55,000,000 new shares at a price of R$16.00 (US$8.29) each. Each new share had one warrants attached to it. Each warrant grants its holder the right to subscribe for 0.6 commom shares. The warrants are valid until December 31, 2009. The subscription price through the use of warrants is of R$16.00 (US$8.29) per sahre. Cosan will not issue fractions of shares and, therefore, in order to exercise the rights attributed to the warrants. As of March 31, 2009, there were 33,000,000 outstanding warrants in the market.

Because not all shareholders exercised their preeptive rights under the capital increase Cosan Limited increased its holding of Cosan’s commom shares from 171,172,252 to 226,165,734, or from 62.81% to 69.05% of the Company’s capital.

On March 6, 2009, the board of directors approved a capital increase in the total amount of US$1.9 million through the issuance of 736,852 new commom shares, to be used under Cosan’s Stock Option Plan. As a result of the capital increase, currently Cosan share capital is of 328,284,884 common shares, 226,165,734 (69.0%) of which are owned by us and 102,119,150 (31.0%) of which are outstanding in the market.

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

Cosan

IFC Loans

On June 28, 2005, Cosan entered into a US$70.0 million credit facility with IFC. Cosan used the proceeds of the IFC Loans, to expand and modernize its mills and refineries. The IFC Loans consist of two loans: (1) IFC A Loan; and (2) IFC C Loan. On October 14, 2005, we borrowed the full amount under the IFC C Loan, and on February 23, 2006, we borrowed the full amount available under the IFC A Loan. IFC elected to partially (and not fully) exercise its option to convert US$5.0 million of the IFC C Loan into 228,750 of Cosan’s common shares (or 686,250 after the three-to-one split of Cosan’s common shares in August 2006), and the outstanding US$15.0 million principal amount of the IFC C Loan will be payable in a single principal installment on January 15, 2013.

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

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 12 to our audited financial statements included in this transition report.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of US$50 million by the controlling shareholder, Rubens Ometto Silveira Mello, and US$150 million by the funds managed by Gávea Investimentos Ltda., at US$4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result and following the date of the acquisition, Rubens Ometto Silveira Mello holds 41.5% of the Company’s total capital and 86.1% of its voting capital.

Recurring Transactions with Shareholders

Cosan leases agricultural land for planting sugarcane from certain of our and its shareholders and other related parties on market terms. As of March 31, 2009, Cosan leased 370,353 hectares through approximately 2,000 land lease contracts with an average term of five years. Eight of these contracts (covering 55,339 hectares, or approximately 14.9% of the land leased by us) are with entities controlled by our chief executive officer and controlling shareholder. These land lease agreements are on arm’s length terms equivalent to those we enter into with third parties. Lease payments under these agreements are based on the price of approximately 16.5 tons of sugarcane per hectare, calculated in accordance with certain regulations of CONSECANA.

Guarantees with Related Parties

On November 17, 2008, Cosan issued promissory notes for an aggregate outstanding principal amount of R$1.1 billion (US$501.9 million as of March 31, 2009). The promissory notes are subject to interest consisting of the accumulated change in average daily rates of Interfinancial Deposits plus 3% annual rate, payable on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (1) a guarantee of Mr. Rubens Ometto Silveira Mello; and (2) chattel mortgage of shares of CCL (current name of Essobrás).

On June 28, 2005, Mr. Rubens Ometto Silveira Mello, Barra, Amaralina, Cosan Portuária, Cosan S.A. Refinadora de Açúcar and Agrícola Ponte Alta entered into a guarantee agreement with the IFC, pursuant to which they jointly and severally guaranteed Cosan’s obligations under the IFC Loans up to an aggregate principal amount of US$70.0 million. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—IFC Loans”.

As a result of Cosan’s participation in the PESA federal government financing program between 1998 and 2000, Amaralina mortgaged land to secure the restructuring of Cosan’s debt, and Agrícola Ponte Alta and Pedro Ometto S.A. mortgaged land to secure the restructuring of the debt of Da Barra. See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Special Agricultural Financing Program (Programa Especial De Saneamento De Ativos).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Tax Proceedings

We are engaged in a number of legal proceedings with Brazilian tax authorities in the total amount of US$1,200.0 million for which we have recorded provisions in an aggregate amount of US$430.3 million at March 31, 2009. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially adversely affected.

Cosan has tax credits related to IPI Premium Credit introduced by Decree Law No. 491/69, which represents an incentive to export trading companies, through the grant of IPI tax credits calculated on export sales, as a form of compensation for the tax paid internally. We have used a portion of these credits to offset federal taxes and contributions. The Superior Court of Justice of Brazil had previously ruled that IPI premium credits could be used by companies to offset against other federal taxes. However, in a ruling dated November

9, 2005, the Superior Court of Justice of Brazil, a Brazilian appellate court, changed its prior position. This decision may be appealed by the losing party with the Superior Court of Justice of Brazil, and, if the party loses this appeal, it may further appeal the decision with the Superior Federal Court of Brazil (Supremo Tribunal Federal). As these proceedings remain pending, we have established a provision in the amount of US$116.3 million in our consolidated financial statements at April 30, 2008 for the full amount of the taxes that we have offset pursuant to the initial judicial authorization (including interest calculated at the Brazilian base interest rate, or “SELIC rate”). At March 31, 2009, we had an amount of US$220.1 million related to these credits that we have not used to offset any federal taxes and contributions. These credits are not recognized in the financial statements.

Da Barra is a party to legal actions challenging the right to recognize the IPI tax credits arising from purchases of raw materials, intermediary products and packaging materials that are tax-exempt, non-taxable or taxed at a zero percent rate. We have offset US$11.8 million of taxes with IPI tax credits as of March 31, 2009, and we have established a provision in the amount of US$24.6 million in our consolidated financial statements for the full amount of the taxes that we have offset pursuant to a judicial authorization granted (including interest calculated at the SELIC rate).

On October 31, 2006, Cosan and controlled company Da Barra adhered to the Special Program for the Payment of ICMS Tax Debts. As a result, we settled a material portion of our ICMS tax debts and reduced considerably the amount of the corresponding provision. As for the remaining ICMS debts, we had established a provision in an aggregate amount of US$20.0 million as of March 31, 2009. As of March 31, 2009, the total amount related to the remaining ICMS tax debts was of US$97.8 million.

In addition, the Brazilian federal tax authorities issued tax deficiency notices against Cosan and its subsidiaries alleging that it had not collected an aggregate amount of US$62.6 million in PIS and COFINS with respect to foreign exchange gains and other income. Based on the opinion of our legal counsel, we have assessed the likelihood of loss in these cases as probable. As these proceedings remain pending, as of March 31, 2009 we have recorded a provision in the full amount of US$62.6 million claimed by the Brazilian federal tax authorities.

Da Barra instituted administrative proceedings to recover IPI taxes paid with respect to refined amorphous sugar and the right to offset these IPI taxes against other federal taxes. During these proceedings, Da Barra offset these IPI tax credits against other federal taxes. However, despite the ongoing administrative proceeding, the Brazilian federal tax authority (Receita Federal do Brasil), or “RFB”, issued tax deficiency notices against Da Barra, claiming that Da Barra owed the full amount of the federal taxes that it offset with these IPI tax credits. To suspend the effectiveness of these tax deficiency notices, Da Barra filed suit for and obtained a preliminary injunction through a writ of mandamus. As of March 31, 2009, Da Barra has used a portion of these IPI tax credits to offset IPI and other federal taxes in an aggregate amount of US$68.0 million. We have not recorded a provision.

Da Barra is a party to legal proceedings challenging the constitutionality of contributions that it did not pay to the Sugar and Alcohol Institute (Instituto do Açúcar e Álcool), or “IAA”, which were levied on the sale of sugar and ethanol during the period between March 1989 and November 1991, in an aggregate amount equal to US$18.3 million. In addition, Da Barra is a party to several tax execution proceedings filed by the Brazilian federal government, as successor to credits held by the now-dissolved IAA, deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) with respect to payments under cross-border loans for which the Brazilian federal government acted as guarantor. The claims involved in these suits amounted to US$55.4 million at April 30, 2008. However, in light of the judicial decision in favor of Da Barra during the second quarter of 2006, our legal advisors reassessed the estimate of loss for these tax collection claims, reducing them to US$27.5 million, which has been reserved for in financial statements. As a result of the reassessment of the loss estimate, Da Barra recognized a reversal of the updating of the provision for these claims for the year ended April 30, 2007, in the amount of US$25.4 million, which was recorded under the financial income (expenses), net. At March 31, 2009, the total provision for these claims was US$36.7 million.

In September 2006, the Brazilian federal tax authorities issued a tax notice against Cosan in an aggregate amount equal to US$69.7 million, including penalties and interest, related to withholding income tax. Despite what we believe is a remote chance of our success on the administrative level, we believe, based on the advice of our external legal counsel, that it is possible that we will prevail once this matter is brought before a court, and accordingly, we have not recorded a provision in our consolidated financial statements for this contingency.

We are also involved in other tax proceedings relating to ICMS, the IAA tax, IPI and other federal taxes, including withholding income tax mentioned above, with claims in an aggregate amount of US$424.9 million as of March 31, 2009. We have not established a provision for these tax proceedings based on our assessment that we will prevail in these proceedings.

CCL and its direct subsidiary, Sociedade Técnica e Industrial de Lubrificantes Ltda., or “Solutec”, initiated a lawsuit in 1993 discussing the balance sheet monetary correction index established by the Federal Government in 1989, wich did not reflect inflation in the period. Because of the adoption of the index imposed by the federal government, CCL determined and paid IRPJ and CSLL amounts allegedly higher than wich would be due. CCL and Solutec were granted a favorable preliminary injunction ruling regarding recalculation of the balance sheet monetary correction, now using the inflation indices for the period, thus determining new IRPJ ans CSLL amounts. The IRPJ ans CSLL overpayments were offset in subsequent years until 1997.  Despite the favorable decision, tax authorities served Solutec a tax deficiency notice relating to the offsets made during the period from 1993 to 1997, whereas CCL was served a notice only in relation to the offset carried out in 1993. In view of the contingent characteristics of such offsets, these amounts were also recorded as provision for judicial demands, and are undergoing restatement based on the SELIC rate variation. The aggregate claims amount equal to US$35.2.

During the period from June to December 2004, CCL offset amounts due of COFINS and several other taxes against the Finsocial paid prior to such period, based on preliminary injunction under a lawsuit in which the constitutionality of the Finsocial was discussed. In 1995, CCL was declared COFINS immune. Accordingly, it interpreted that the COFINS amount offset against Finsocial did not, in fact, occur, and in 2003, based on favorable court decision handed down to CCL in connection with Finsocial, it concluded that the credits relating to such tax offset against COFINS were once again available for offset against other taxes. As such, the CCL began offsetting such credits against IRPJ, CSLL, CIDE, PIS, COFINS and IRRF resulting from its operations. Once again, considering the contingent characteristic of this offset, the entire offset amount was recorded as provision for judicial demands, until the approval by the Brazilian Federal tax authorities (Receita Federal do Brasil) of such offset. In 2008, the Brazilian Federal tax authorities (Receita Federal do Brasil) denied the abovementioned offset, claiming that such credits had already been offset against COFINS in 1994. As a result of such position, the management decided to file administrative appeal against the decision, which is still pending of judgment. The provision is being monetarily restated based on the SELIC rate variation, amounting to US$70.7 million.

Social Security Proceedings

The National Social Security Institute (Instituto Nacional da Seguridade Social), or “INSS”, a Brazilian federal agency, has filed several claims against us. The social security claims that have been filed against us total US$135.1 million in respect of differences in payroll contributions to agricultural employees, differences in joint responsibility contributions with hired service providers and differences in the Workmen’s Compensation Insurance contribution, over a period of several years. We believe that it is probable that we will be required to pay certain of these claims depending on the periods covered thereby. We have recorded a provision in an aggregate amount of US$7.8 million as of March 31, 2009.

Environmental Proceedings

We are party to a number of administrative and judicial proceedings regarding environmental matters. We are subject to several public civil actions related to matters including our burning of sugarcane (which is part of the manual sugarcane harvesting process), historical patrimony preservation, and protected areas. We are also subject to over 100 administrative proceedings concerning matters including the burning of sugarcane, liquid effluent discharge, air pollution, damage to environmentally protected areas and death of fish, with the claims in these proceedings totaling US$11.3 million in the aggregate. We have not recorded a provision for such proceedings and are unable to estimate the amount of eventual losses that could potentially result from these proceedings.

Labor Claims

As of March 31, 2009, there were approximately 2,474 individual labor lawsuits filed against us and the total amount of our potential liability under these lawsuits amounted to a total of US$178.8 million. As of March 31, 2009, we had established a provision for these contingencies in the amount of US$26.7 million. The labor claims principally relate to claims to overtime and wage premiums related to workplace hazards.

Other Proceedings

We are party to numerous civil lawsuits involving claims that amounted to US$115.1 million in the aggregate as of March 3l, 2009. Based on the opinions of the legal counsel handling these lawsuits, we have recorded a provision for civil contingencies in our consolidated financial statements of US$17.2 million as of March 31, 2009.

For certain tax, civil and labor lawsuits, we have made judicial deposits in an aggregate amount of US$74.0 million as of March 31, 2009.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of US$149.1 million. The company had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year 2007, Brazilian courts reached a final and unappealable decision favorable to us. On March 31, 2009, this account receivable from government amounted to US$139.7 million.

Costa Pinto, one of the entities through which Mr. Rubens Ometto Silveira Mello previously held Cosan’s shares, its officers, directors, members of the fiscal council and controlling shareholders were party to an administrative proceeding initiated by the CVM for non-payment of minimum dividends to preferred shareholders during fiscal years 2000, 2002 and 2003. In this proceeding, it was asserted, among other things, that the equity method of accounting to determine net income available for dividends should not have been used. On July 14, 2004, a special preferred shareholders meeting approved the distribution of the dividends and ratified an agreement between the preferred shareholders and Costa Pinto. The parties entered into a consent decree with the CVM, agreeing to pay a total amount of R$0.3 million, and as of the date of this transition report, all issues relating to such administrative proceeding have been resolved and Costa Pinto has paid all dividends due to its preferred shareholders.

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

Our company has undertaken to the CVM not to change the steps of the corporate reorganization as described in our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission as well as in this transition report, particularly with respect to the exchange offer to be made to Cosan shareholders.

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

Cosan has a dividend policy that is similar to that of our company, although the net income is calculated in accordance with Brazilian GAAP (subject to certain adjustments mandated by Brazilian corporate law). Because Brazilian GAAP differs in significant respects from U.S. GAAP, Cosan’s dividends to us may be lower than the corresponding amounts under our dividend policy, which is based upon net income under U.S. GAAP. The main difference between U.S. GAAP and Brazilian GAAP that produces material variances in net income relates to hedging transactions. Under Brazilian GAAP, hedging results are allocated to the income statement together with the result of the underlying asset. Under U.S. GAAP, we “mark to market” our hedging portfolio against financial income (expense). As a result, for U.S. GAAP purposes, our hedging policy is likely to be responsible for fluctuations in our net income. We expect that differences may occur in the transition fiscal year 2009 and future periods, as Cosan continues to enter into hedging transactions. The amount of Cosan’s dividends to us will also depend upon the level of our future ownership in Cosan’s common shares. In the event of any difference between dividends to be paid under our dividend policy and dividends paid to us by Cosan, our board of directors will be required to decide, at the relevant time, either to pay dividends above 25% of net income (as calculated under U.S. GAAP) or else pay dividends below that 25% level using cash dividends received from Cosan and any other subsidiaries.

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

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our bye-laws and Cosan’s bye-laws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

The dividend rights attaching to our class A common shares and class B common shares are not cumulative in the event that we do not, for any reason, pay dividends on those shares.

Any cash dividends payable to holders of our common shares quoted on the NYSE will be paid to Mellon Investors Services LLC, our transfer agent in the United States, for disbursement to those holders.

As of March 31, 2009, there were no retained earnings available for dividends.

Cosan’s Dividend Policy

Brazilian corporate law and Cosan’s bye-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s financial statements in accordance with Brazilian GAAP. The mandatory dividend is equal to 25% of Cosan’s net income for the prior year (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). The mandatory dividend may be made in the form of dividends or interest on shareholders equity, which may be deducted by Cosan in calculating its income and social contribution tax obligations. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of Cosan’s common shares and depends on numerous factors. These factors include Cosan’s results of operations, financial condition, cash requirements, future prospects, financial covenant limitations, and other factors deemed relevant by Cosan’s board of directors and shareholders. Cosan’s board of directors has adopted a dividend policy pursuant to which Cosan has distributed as dividends and/or interest on shareholders equity in the amount of approximately 25% of Cosan’s net income for each fiscal year. Under Brazilian corporate law, Cosan may establish income reserve accounts composed of a legal reserve, an investments reserve and/or a retained profit reserve. The balance of such income reserve accounts must not exceed the amount of Cosan’s capital stock and any excess amounts must either be incorporated to its capital stock or distributed as dividends. Cosan currently does not have any income reserve accounts, but may establish them in the future. Cosan has historically paid cash distributions.

The following table sets forth Cosan’s dividend distributions calculated, under Brazilian GAAP, for each of the last five fiscal years:

Fiscal Year	Total Dividend Distribution
	(in millions of US$)
2004	US$	1.0
2005		0.6
2006		–
2007		37.3
2008		–
2009		–

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

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company.” Please also see our earnings reports filed with the SEC on Form 6-Ks on August 24, 2009.

Item 9. The Offer and Listing

A. Offer and Listing Details

Prior to August 16, 2007, no public market existed for our class A common shares. Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ”. The BDRs representing our class A common shares are listed on the BM&FBOVESPA and trade under the symbol “CZLT11”.

The following information concerning the trading history of our class A common shares and BDRs representing our class A common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for either our class A common shares on the NYSE or BDRs representing our class A common shares on the BM&FBOVESPA. Actual future sales prices for our class A common shares and the BDRs are likely to be significantly different from their trading history.

The following table sets forth the high and low closing sales prices for our class A common shares on the NYSE and the BDRs representing our class A common shares on the BM&FBOVESPA for the periods indicated.

	NYSE (US$ per common share)
	High	Low
Eleven Months Ended March 31, 2009	14.02	2.03

Fiscal Year Ended April 30, 2008	16.19	9.70
Fiscal Quarter
First Fiscal Quarter 2009	14.02	10.75
Second Fiscal Quarter 2009	13.58	2.03
Third Fiscal Quarter 2009	4.34	2.05
Two month period ended March 31, 2009	4.03	2.21
First Fiscal Quarter 2010	6.82	2.21
Month
April 2009	5.20	2.21
May 2009	5.73	3.54
June 2009	6.82	5.05
July 2009	6.80	4.67
August 2009	8.53	6.76
September 2009 (through September 25, 2009)	8.61	7.45

Sources: Factset; Reuters.

	BM&FBOVESPA (reais per BDR)
	High	Low
Eleven Months Ended March 31,
2009	23.20	5.40
Fiscal Year Ended April 30,
2008	26.99	17.80
Fiscal Quarter
First Fiscal Quarter 2009	23.20	17.90
Second Fiscal Quarter 2009	20.95	5.40
Third Fiscal Quarter 2009	9.50	5.40
Two month period ended March 31, 2009	8.90	5.40
First Fiscal Quarter 2010	12.90	5.78
Month
April 2009	10.82	5.78
May 2009	11.13	7.70
June 2009	12.90	10.13
July 2009	12.49	9.81
August 2009	15.80	12.51
September 2009 (through September 25, 2009)	15.79	13.95

Sources: Economatica; Reuters.

On September 16, 2009, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$8.32 and R$15.79 (US$8.77) per class A common share and BDR representing our class A common shares, respectively.

Trading History of Cosan’s Common Shares

Prior to our initial public offering and the formation of our company, Cosan’s common shares have been listed on the Novo Mercado segment of the BM&FBOVESPA under the symbol “CSAN3”. Because the exchange offer has been completed and not all shareholders accepted our exchange offer, we do not expect to seek delisting from trading on the Novo Mercado. For more information regarding the exchange offer see our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission.

The following information concerning the trading history of Cosan’s common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for either our class A common shares on the NYSE or BDRs representing our class A common shares on the BM&FBOVESPA. Actual future sales prices for our class A common shares and the BDRs are likely to be significantly different from the trading history of Cosan’s common shares.

The market information in the following tables has been restated to reflect the three-for-one share split of Cosan’s common shares on August 31, 2006.

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.
	BM&FBOVESPA (reais per common share)
	High	Low
Fiscal Year
2007	59.42	27.46
2008	42.30	18.90
Fiscal Quarter

First Fiscal Quarter 2008	42.53	29.86
Second Fiscal Quarter 2008	33.40	20.48
Third Fiscal Quarter 2008	28.10	18.47
Fourth Fiscal Quarter 2008	32.20	23.05
First Fiscal Quarter 2009	34.15	23.71
Second Fiscal Quarter 2009	31.09	8.00
Third Fiscal Quarter 2009	13.19	8.90
Two month period ended March 31, 2009	12.15	9.25
First Fiscal Quarter 2010	16.89	9.34

Month
April 2009	15.10	9.34
May 2009	16.89	13.28
June 2009	16.62	13.23
July 2009	18.03	13.85
August 2009	21.59	26.66
September 2009 (through September 25, 2009)	21.47	19.02

Source: Economatica, Reuters.

On September 16, 2009, the last reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$20.15 (US$11.19) per share.

Trading on the BM&FBOVESPA

The BDRs are traded only in the secondary market of the BM&FBOVESPA, and private trading is not permitted. The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BM&FBOVESPA may be effected off the exchanges in the over-the-counter market in certain limited circumstances. The shares of all companies listed on the BM&FBOVESPA, including the Novo Mercado and Level 1 and Level 2 companies, are traded together. Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the BM&FBOVESPA is the Companhia Brasileira de Liquidação e Custódia, or “CBLC”. In order to reduce volatility, the BM&FBOVESPA has adopted a circuit breaker system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BM&FBOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. As of December 31, 2008, the aggregate market capitalization of the companies listed on the BM&FBOVESPA was equivalent to approximately is $588 billion and the 10 largest companies listed on the BM&FBOVESPA represented 5.24% of the total market capitalization of all listed companies. In contrast, at December 31, 2008, the aggregate market capitalization of the companies listed on the NYSE was approximately US$8.3 trillion and the 10 largest companies listed on the NYSE represented approximately 14.0% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may negatively impact the market price of the BDRs representing our class A common shares.

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulation. With limited exceptions, non-Brazilian holders that invest in Brazil under the terms of Conselho Monetário Nacional (National Monetary Council), or “CMN” Resolution No. 2,689 of January 26, 2000, as amended, or Resolution 2,689, may trade on Brazilian stock exchanges or Brazilian organized and authorized over-the-counter markets, and must restrict their securities trading to transactions on such markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution 2,689 to other non-Brazilian holders through a private transaction. Resolution 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearing house. Such financial institutions and clearing houses must be duly authorized to act as such by the Central Bank and the CVM.

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

A company registered with the CVM may trade its securities either in stock exchanges or in the Brazilian over-the-counter market. The common shares issued by Cosan are listed on the Novo Mercado segment of the BM&FBOVESPA. We have applied to list the BDRs representing our class A common shares on the BM&FBOVESPA. The trading of securities of a listed company on the BM&FBOVESPA may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

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

B. Plan of Distribution

Not applicable.

C. Markets

Our class A common shares are listed on the NYSE and trade under the symbol “CZZ”. The BDRs representing our class A common shares are listed on the BM&FBOVESPA and trade under the symbol “CZLT11”.

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

Our authorized share capital consists of 1,000,000,000 class A common shares, par value US$0.01 per share, and 188,886,360 class B common shares, par value US$0.01 per share. The authorized class B common shares are, in turn, divided into two series: 96,332,044 class B series 1 common shares, par value US$0.01 per share; and 92,554,316 class B series 2 common shares, par value US$0.01 per share. We have 174,355,341 class A common shares and 96,332,044 class B series 1 common shares issued and outstanding.

As of the date of this transition report, no preference shares are issued and outstanding. All of our common shares issued and outstanding prior to completion of the exchange offer are and will be fully paid, and all of our shares to be issued in the exchange offer will be issued as fully paid. In accordance with Bermuda law, and subject to any contrary provision in any agreement between us and our shareholders, in relation to fully-paid shares of our company, no shareholder shall be obliged to contribute further amounts to the capital of our company, either in order to complete payment for their shares, to satisfy claims of creditors of our company, or otherwise; and no shareholder will be bound by an alteration of the memorandum of association or bye-laws of our company after the date on which he or she became a shareholder, if and so far as the alteration requires him or her to take, or subscribe for additional shares, or in any way increases his or her liability to contribute to the share capital of, or otherwise to pay money to, our company.

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

Dividend Rights

For information concerning dividend rights of our class A common shares, class B series 1 common shares and class B series 2 common shares, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy”.

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

Election and Removal of Directors

Our bye-laws provide that our board of directors must consist of between five and eleven directors or such greater number as the board may determine. Our board of directors currently consists of eleven directors. Our bye-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules promulgated by (1) the U.S. Securities and Exchange Commission under the Exchange Act and (2) by the NYSE or any other principal securities exchange on which the class A common shares are so listed).

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

Pursuant to a Notice to the Public dated June 1, 2005, issued by the Bermuda Monetary Authority, the Bermuda Monetary Authority granted general permission for the issue and subsequent transfer of any shares of a Bermuda company to and between non-residents of Bermuda where any shares of the company are listed and remain so listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such permissions, the Bermuda Monetary Authority will not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this transition report.

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

Registrar or Transfer Agent

A register of holders of the class A common shares and class B common shares and any other issued share capital is maintained by Compass Administration Services Ltd. in Bermuda, and a branch register is maintained in the United States by Mellon Investor Services LLC, who serves as branch registrar and transfer agent.

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

C. Material Contracts

On August 11, 2009, our indirect subsidiary CCL Finance Limited entered into an Indenture with the Bank of New York Mellon, as trustee and The Bank of New York Mellon Trust (Japan), Ltd., as principal payment agent in connection with its 9.50% Senior Notes due 2014.

On December 1, 2008, Cosan acquired 100% of the capital of Essobras (now CCL) and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from Exxon. The purchase price was US$715 million and included the assumption of debt in the amount of US$175 million.

On December 5, 2007, we, Cosan and Rubens Ometto Silveira entered into a Commitment to Offer Commercial Opportunities, whereby we agreed to offer investments in commercial opportunities in the sugar and ethanol sector outside of Brazil deemed material to Cosan, for joint development by the parties to the contract. Opportunities that represent an investment in excess of US$ 50.0 million on the part of Cosan

Limited would be deemed material. The Commitment became effective upon execution of the Commitment and remains effective until the earliest occurrence of one of the following events: (1) lapse of three years from the date of the Commitment; (2) the number of free float shares of Cosan, as defined by the Listing Regulations of the Novo Mercado of the BM&FBOVESPA, is less than 5% (five percent) of the total number of shares representing the capital stock of Cosan; or (3) the registration of Cosan as a publicly-traded corporation is cancelled.

On January 26, 2007, our subsidiary Cosan Finance Limited entered into an Indenture with the Bank of New York, as trustee, registrar, and transfer agent, the Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent, and the Bank of New York (Luxembourg) S.A., as paying agent and transfer agent, in connection with its 7.00% Senior Notes due 2017.

D. Exchange Controls

See “Item 9. The Offer and Listing—A. Offer, Listing Details”.

E. Taxation

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of owning and disposing of our common shares. This discussion applies only to U.S. Holders (as defined below) that hold our common shares as capital assets for tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding common shares as part of a hedge, “straddle”, integrated transaction or similar transactions;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations;

•	persons holding common shares that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquire our common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.  Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares in your particular circumstances.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your common shares, and the balance in excess of adjusted basis will be treated as capital gain recognized on a sale or exchange. Because we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be treated as a dividend. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at favorable rates, up to a maximum rate of 15%, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale and Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held our common shares for more than one year at the time of disposition. The amount of gain or loss will be equal to the difference between your tax basis in our common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be classified as a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended 2009. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than

25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held the common shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of common shares exceeded 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares. U.S. Holders should consult their tax advisers to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the 15% tax rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this transition report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete transition report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 - 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our class A common shares are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

Based on the sugar and ethanol sales volumes in transition fiscal year 2009, we believe that a hypothetical 10% decrease in unhedged prices would reduce our sugar and ethanol net sales by approximately US$67.5 million and US$54.9 million, respectively, in transition fiscal year 2009 as set forth below.

	Fair Value - Net Sales	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of US$)	(thousand tons of sugar or thousand liters of ethanol)	(in millions of US$)
Sugar sales volumes in the eleven months ended March 31, 2009	843.1	3,051.7	67.5
Hedged sugar position at March 31, 2009	168.5	610.0	–
VHP sugar	161.4	583.3	–
White sugar	7.4	26.7	–
Unhedged sugar position at March 31, 2009	674.6	2,441.7	67.5
Ethanol sales volumes (unhedged) in transition fiscal year 2009	548.7	1,495.1	54.9
Total unhedged position at March 31, 2009	1,223.3	–	122.3

For risk management purposes and to evaluate our overall level of commodity price exposure, we further reduce our exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that we purchase from growers and sugarcane harvested from leased land, as we pay for the lease costs in TSR. Unlike sugarcane harvested from our own land, the price of sugarcane supplied by growers or the lease payments we incur to produce sugarcane harvested by us from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to our sugar price exposure. When we acquire sugarcane from growers, we take samples from the delivered sugarcane to measure its sugar content and pay only for the TSR that we acquire according to a formula established by CONSECANA. In addition, the lease payments are also calculated based on an established TSR volume and a price calculated using the CONSECANA formula. Based on the foregoing, we believe that a hypothetical 10% decrease in prices would increase our net commodities risk by US$76.5 million as set forth below.

	Fair Value - Net Sales	Commodities Risk - 10% Price Decrease
	(in millions of US$)	(in millions of US$)
Total unhedged position at March 31, 2009	1,223.3	122.3
Sugarcane paid to growers in transition fiscal year 2009	(369.7)	(37.0)
Sugarcane from leased land in transition fiscal year 2009	(88.9)	(8.9)
Net unhedged position at March 31, 2009	764.7	76.5

As of March 31, 2009, we had entered into hedging agreements with respect to 775.6 thousand tons of VHP sugar at an average fixed price of US$0.1384 per pound and 26.7 thousand tons of refined sugar at an average fixed price of US$395.31 per ton.

The table below provides information about the Company’s sugar inventory and derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices. For inventory, the table presents the carrying amount and fair value at March 31, 2009. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

On Balance Sheet Commodity Position and Related Derivatives

Derivatives	Future Exchange	Contract	Screen	Expiration Date	Strike	Number of contracts	Avg. Price	Settlement Price	Notional	Carrying Amount	Fair Value
					(¢US$/lb)	lots	US$/ton	US$/ton	(tons)	(US$’000)	(US$’000)
Future contracts – sell commitments	NYBOT	#11	May/09	4/30/09	–	7,237	281.49	279.83	367.663	103.493	798
Future contracts - sell commitments	NYBOT	#11	July/09	6/30/09	–	1,658	300.47	293.88	84.232	25.309	556
Future contracts – sell commitments	NYBOT	#11	Oct./09	9/30/09	–	2,590	331.25	310.41	131.580	43,586	2,743

Derivatives	Future Exchange	Contract	Screen	Expiration Date	Strike	Number of contracts	Avg. Price	Settlement Price	Notional	Carrying Amount	Fair Value
					(¢US$/lb)	lots	US$/ton	US$/ton	(tons)	(US$’000)	(US$’000)
Future contracts – sell commitments	LIFFE	#05	May/09	4/30/09	–	534	395.31	392.80	26.700	10,555	67
Future contracts - sell commitments	NYBOT	#11	May/09	4/30/09	–	4	298.95	279.33	(203)	61	(4)
Subtotal futures									609.972	183,004	4,160
Call options - written	NYBOT	#11	July/09	6/15/09	13.00	475	33.21	22.49	24.132	6,916	(543)
Call options - written	NYBOT	#11	July/09	6/15/09	14.00	500	29.92	13.23	25.402	7,840	(336)
Call options - written	NYBOT	#11	July/09	6/15/09	17.00	1,835	29.45	2.87	93.224	34,938	(267)
Call options - written	NYBOT	#11	Oct./09	9/15/09	13.00	550	36.26	40.34	27.942	8,008	(1,127)
Call options - written	NYBOT	#11	Oct./09	9/15/09	14.00	425	33.67	29.32	21.591	6,664	(633)
Subtotal options									192.290	64,366	(2,906)
Total commodities derivatives									802,262	247,370	1,254

Interest Rate Risk

We have fixed and floating rate indebtedness, and, therefore, we are exposed to market risk as a result of changes in interest rates. We engage in interest rate-related hedging transactions from time to time for reasons other than trading or speculative purposes. As of March 31, 2009, 84.4%, or US$1,716.3 million, of our consolidated total debt outstanding of US$2,032.8 million was fixed rate debt. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”, the Long-Term Interest Rate (Taxa de Juros ao Longo Prazo), or “TJLP”, Reference Rate (Taxa Referencial), or “TR”, IGP-M, and Interbank Deposit Certificate (Certificado de Depósito Interbancário), or “CDI”. Based on the amount of our floating-rate indebtedness at March 31, 2009, we believe that a hypothetical 10% increase in interest rates would increase our interest expense by US$14.9 million in transition fiscal year 2009.

Foreign Currency Exchange Rate Risk

A substantial portion of our net sales is denominated in U.S. dollars. Exports amounted to US$929.7 million in transition fiscal year 2009. Based on our net sales from exports in transition fiscal year 2009, we believe that a hypothetical 10% depreciation of the U.S. dollar to the real would decrease our net sales by US$93.0 million in transition fiscal year 2009. The majority of our costs are denominated in reais, therefore, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar.

We enter into transactions involving derivatives with a view to reducing our exposure to foreign exchange rate variations on exports. We operate mainly in the OTC segment with leading institutions, through non-deliverable forwards, or “NDFs”, and swaps. We use a sensitivity analysis to regularly estimate our exposure to foreign exchange risk on our export positions. Based on our export net sales in transition fiscal year 2009, we believe that a hypothetical 10% decrease in foreign exchange would reduce our export net sales by approximately US$10.3 million in transition fiscal year 2009 as set forth below.

	Fair Value - Net Sales		Foreign Exchange Volume		Foreign Exchange Risk - 10% Decrease
	(in millions of US$)
Hedged export net sales at March 31, 2009	US$	826.4	US$	826.4	US$	–
Unhedged export net sales at March 31, 2009		103.3		103.3		10.3
Total export net sales in transition fiscal year 2009		929.7		929.7		10.3

A substantial portion of our debt is denominated in U.S. dollars. We are therefore exposed to market risk related to exchange movements between the real and the U.S. dollar. We engage from time to time in foreign exchange rate-related financial transactions for reasons other than trading or speculative purposes. As of March 31, 2009, 54.1%, or US$1,099.8 million, of our debt was denominated in U.S. dollars.

We estimate our foreign currency exchange rate risk as the potential devaluation of the real on our U.S. dollar-denominated debt and other U.S. dollar-denominated liabilities. Based on our outstanding U.S. dollar denominated exposure at March 31, 2009, we believe that a hypothetical 10% devaluation of the real would increase our financial expenses by US$46.8 million in transition fiscal year 2009 as set forth below.

	Debt at March 31, 2009		Market Risk on Net Financial Expenses
	(in millions of US$)
U.S. dollar-denominated debt	US$	1,099.8	US$	110.0
U.S. dollar-denominated cash and cash equivalents		(109.9)		(11.0)
U.S. dollar-denominated restricted cash		(5.1)		(0.5)
U.S. dollar-denominated marketable securities		(450.8)		(45.1)
U.S. dollar-denominated derivative financial instruments (net)		21.5		2.2
U.S. dollar-denominated trade accounts receivable		(70.3)		(7.0)
U.S. dollar-denominated related parties		(17.7)		(1.8)
Total U.S. dollar-denominated exposure	US$	467.6	US$	46.8

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

Our net offering proceeds, after deducting total expenses, was US$1,118.4 million. In January 2008, Cosan Limited subscribed 56.6 million new shares of Cosan, transferring approximately R$ 1,190 million to its subsidiary. In October 2008, Cosan Limited issued class A shares to certain Gávea funds and Mr. Rubens Ometto for US$150 million and US$ 50 million, respectively. In December 2008, Cosan Limited acquired 55,000,000 common shares of Cosan in a private placement for approximately R$880 million. These proceeds are being used by Cosan for the development of our greenfield projects at Jataí/GO and Carapó/MS, for the construction of co-generation plants in our mills, increase in capacity to produce sugar and for the acquisition of mechanical harvesters and related equipment for the agricultural mechanization project. In December 2008, Cosan Limited obtained a US$150 million financing in the international market in connection of its acquisition of Essobrás. In August 2009, Cosan Limited repaid the US$150 million finance with proceeds from a bond issuance by its subsidiary CCL Finance Limited. The remaining US$225 million balance remains in cash, cash equivalents and marketable securities in Cosan Limited treasuries and will probably continue to be used primarily in the greenfield, brownfield and co-generation projects.

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

As of March 31, 2009, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2009 to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms, and that the information required to be disclosed is accumulated and communicated to them, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of March 31, 2009.

We excluded the recently acquired operations and related assets and liabilities of CCL from the scope of our assessment of internal control over financial reporting. As of March 31, 2009 and for the period from its acquisition through March 31, 2009, amounts excluded were total assets, net assets and total revenues representing 12.3%, 6.4% and 46.1%, respectively, of the consolidated amounts and an immaterial amount of net loss.

Management's report on internal control over financial reporting appears on F-1. The financial statements and internal control over financial reporting have been audited by Ernst & Young Auditores Independentes S.S. or “E&Y S.S.”, an independent registered public accounting firm. E&Y S.S.'s reports with respect to fairness of the presentation of the statements, and the effectiveness of internal control over financial reporting, are included herein and appear on F-2 and F-4, respectively.

(c) Attestation Report of the Registered Public Accounting Firm

See Report Of Independent Registered Public Accounting Firm on F-2.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this transition report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee that is responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors, approving related party transactions and evaluating our internal controls. The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and Luis Henrique Fraga.

These members are independent, and our board of directors has determined that Marcus Vinicius Pratini de Moraes and Mailson Ferreira da Nóbrega are the “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

Item 16B. Code Of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Although not required under Bermuda law, the Company has adopted a code of business conduct and ethics for directors, officers and employees as provided for in NYSE Rule 303A.10, which has been filed with the SEC.

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by E&Y S.S. for services performed in the transition fiscal year ended March 31, 2009, and fiscal years ended April 30, 2008 and 2007.

	At March 31,		At April 30,
	2009		2008		2007
	(in thousands of reais)
Audit fees	R$	4,035	R$	2,173	R$	1,373
Audit related fees		–		1,871		3,037
Tax fees		–		382		–
All other fees		739		1,403		856
Total consolidated audit fees	R$	4,774	R$	5,829	R$	5,266

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Audit-related fees are fees charged by E&Y S.S. for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements for fiscal years ended April 30, 2008 and 2007. Additionally, audit related fees include comfort letters, statutory audits, consents and other services related to SEC matters.

Tax Fees

Tax fees are fees for professional services rendered by E&Y S.S. for tax advice services

All Other Fees

E&Y other fees refer to other assurance services regarding the review of the process related to access profiles of data systems and advisory services related to the Sarbanes-Oxley Act.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by E&Y S.S. Any services provided by E&Y S.S. that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Summary of Significant Differences of Corporate Governance Practices”.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this transition report Form 20F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)
1.2	Bye-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)
2.1
Indenture dated as of October 25, 2004 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated as of February 6, 2006 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, N.A., as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.3
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Commitment to Offer Commercial Opportunities dated as of December 5, 2007 among Cosan Limited, Cosan S.A., and Rubens Ometto Silveira (incorporated by reference to our registration statement filed on Form F-4 with the Securities and Exchange Commission on February 4, 2008)

4.3
Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009)

4.4
Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent

8.1	Subsidiaries of the Registrant
11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008)
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer
15.1	Unaudited condensed consolidated financial statements of Cosan Limited as of and for the eleven-month period ended March 31, 2008
__________
* Portions of this item have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Cosan Limited

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Date:           September 30, 2009

COSAN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009 and April 30, 2008 and 2007

Management's Annual Report on Internal Control over Financial Reporting	F-1
Attestation Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-4
Consolidated balance sheets March 31, 2009 and April 30, 2008	F-5
Consolidated statements of operations for the eleven-month period ended March 31, 2009 and the years ended April 30, 2008 and 2007	F-7
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the eleven-month period ended March 31, 2009 and the years ended April 30, 2008 and 2007	F-8
Consolidated statements of cash flows for the eleven-month period ended March 31, 2009 and the years ended April 30, 2008 and 2007.	F-9
Notes to the Consolidated Financial Statements	F-10

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As disclosed in notes 1 and 8 of its consolidated financial statements, on December 1, 2008, the Company acquired Cosan Combustíveis e Lubrificantes S.A. (Cosan CL), former Esso Brasileira de Petróleo Ltda.. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Cosan CL from this evaluation. Cosan CL is a wholly owned subsidiary, which is included in the 2009 consolidated financial statements of Cosan Limited and constituted US$666,680 (12.3%) and US$102,057 (6.4%) of total and net assets, respectively, as of March 31, 2009 and US$1,349,201 (46.1%) of revenues and an immaterial amount of net loss, for the year then ended.

Management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2009, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of March 31, 2009, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of March 31, 2009 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rubens Ometto Silveira Mello

Rubens Ometto Silveira Mello

Chief Executive Officer

Date: June 19, 2009

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan Limited

We have audited Cosan Limited’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cosan Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness annual internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Internal control definition paragraph:

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), which is included in the 2009 consolidated financial statements of Cosan Limited and constituted US$666,680 (12.3%) and US$102,057 (6.4%) of total and net assets, respectively, as of March 31, 2009 and US$1,349,201 (46.1%) of revenues and an immaterial amount of net loss, for the year then ended. Our audit of internal control over financial reporting of Cosan Limited also did not include an evaluation of the internal control over financial reporting of Cosan CL.

In our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cosan Limited as of March 31, 2009 and April 30, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for eleven-month period ended March 31, 2009 and for the years ended April 30, 2008 and 2007 of Cosan Limited and our report dated June 19, 2009 expressed an unqualified opinion thereon.

São Paulo, June 19, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated balance sheets of Cosan Limited and subsidiaries as of March 31, 2009 and April 30, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the eleven-month period ended March 31, 2009 and for the years ended April 30, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at March 31, 2009 and April 30, 2008, and the consolidated results of their operations and their cash flows for the eleven-month period ended March 31, 2009 and for the years ended April 30, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Cosan Limited's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009 expressed an unqualified opinion thereon.

São Paulo, June 19, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

COSAN LIMITED

Consolidated balance sheets
March 31, 2009 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	508,784	68,377
Restricted cash	5,078	47,190
Derivative financial instruments	7,352	31,458
Marketable securities	-	1,014,515
Trade accounts receivable, less allowances: 2009 – $21,241; 2008 – $1,298	258,863	126,910
Inventories	477,792	337,699
Advances to suppliers	88,991	133,687
Taxes recoverable	114,641	76,508
Other current assets	65,956	26,646
	1,527,457	1,862,990

Property, plant, and equipment, net	2,271,828	2,018,090
Goodwill	888,793	772,590
Intangible assets, net	230,741	106,137
Accounts receivable from Federal Government	139,700	202,822
Judicial deposits	73,975	27,265
Other non-current assets	288,608	279,174
	3,893,645	3,406,078

Total assets	5,421,102	5,269,068

COSAN LIMITED

Consolidated balance sheets
March 31, 2009 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	2009	2008
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	197,220	114,446
Taxes payable	69,042	62,870
Salaries payable	40,237	47,833
Current portion of long-term debt	781,664	38,175
Derivative financial instruments	28,894	55,028
Other liabilities	47,641	40,795
	1,164,698	359,147
Long-term liabilities:
Long-term debt	1,251,095	1,249,348
Estimated liability for legal proceedings and labor claims	497,648	494,098
Taxes payable	151,476	170,393
Deferred income taxes	40,377	101,836
Other long-term liabilities	175,043	101,746
	2,115,639	2,117,421

Minority interest in consolidated subsidiaries	544,528	796,764

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding in 2009 and 129,910,812 in 2008	1,743	1,299
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,926,733	1,723,140
Accumulated other comprehensive income	(243,607)	171,841
Retained earnings (accumulated losses)	(89,595)	98,493
Total shareholders’ equity	1,596,237	1,995,736
Total liabilities and shareholders’ equity	5,421,102	5,269,068

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of operations
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	2009	2008	2007
Net sales	2,926,460	1,491,233	1,679,050
Cost of goods sold	(2,621,861)	(1,345,592)	(1,191,251)
Gross profit	304,599	145,641	487,799
Selling expenses	(213,257)	(168,623)	(133,807)
General and administrative expenses	(140,147)	(115,127)	(121,094)
Operating income (loss)	(48,805)	(138,109)	232,898
Other income (expenses):
Financial income	365,038	274,750	555,550
Financial expenses	(735,844)	(157,983)	(266,187)
Other	(2,290)	(3,670)	16,284

Income (loss) before income taxes, equity in income (loss) of affiliates and minority interest	(421,901)	(25,012)	538,545
Income taxes (expense) benefit	144,690	19,810	(188,818)

Income (loss) before equity in income (loss) of affiliates and minority interest	(277,211)	(5,202)	349,727
Equity in income (loss) of affiliates	6,128	(239)	(38)
Minority interest in loss (income) of subsidiaries	82,995	22,004	(172,989)

Net income (loss)	(188,088)	16,563	176,700

Earnings (loss) per share:
Basic and diluted	(0.76)	0.09	1.83

Weighted number of shares outstanding
Basic and diluted	246,868,311	174,893,145	96,745,329

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of shareholders’ equity and comprehensive income
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, except share data)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
Balances at April 30, 2006	-	96,332,044	-	963	349,231	(75,767)	19,819	294,246

Exercise of stock option	-	-	-	-	1,633	-	-	1,633
Share based compensation	-	-	-	-	3,158	-	-	3,158
Dividends	-	-	-	-	-	(19,003)	-	(19,003)
Net income	-	-	-	-	-	176,700	-	176,700
Currency translation adjustment	-	-	-	-	-	-	16,877	16,877
Total comprehensive income	-	-	-	-	-	-	-	193,577

Balances at April 30, 2007	-	96,332,044	-	963	354,022	81,930	36,696	473,611

Issuance of common shares for cash	111,678,000	-	1,117	-	1,117,316	-	-	1,118,433
Public Tender Offering for Shares	18,232,812	-	182	-	250,774	-	-	250,956
Stock compensation	-	-	-	-	3,466	-	-	3,466
Dilution on exercise of Cosan S.A. stock options	-	-	-	-	(2,438)	-	-	(2,438)
Net income	-	-	-	-	-	16,563	-	16,563
Currency translation adjustment	-	-	-	-	-	-	135,145	135,145
Total comprehensive income	-	-	-	-	-	-	-	151,708

Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	98,493	171,841	1,995,736

Issuance of common shares for cash	44,444,529	-	444	-	199,556	-	-	200,000
Stock compensation	-	-	-	-	4,037	-		4,037
Pension plan	-	-	-	-	-	-	1,629	1,629
Net loss	-	-	-	-	-	(188,088)	-	(188,088)
Currency translation adjustment	-	-	-	-	-	-	(417,077)	(417,077)
Total comprehensive loss	-	-	-	-	-	-	-	(605,165)

Balances at March 31, 2009	174,355,341	96,332,044	1,743	963	1,926,733	(89,595)	(243,607)	1,596,237
See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of cash flows
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars)

	2009	2008	2007
Cash flow from operating activities:
Net (loss) income for the year	(188,088)	16,563	176,700
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	290,739	236,065	187,367
Deferred income and social contribution taxes	(145,328)	(52,438)	150,242
Interest, monetary and exchange variation	497,342	(43,684)	116,284
Minority interest in net income of subsidiaries	(82,995)	(22,004)	172,989
Accounts receivable from Federal Government	-	-	(149,121)
Others	14,465	15,248	(27,669)
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(23,694)	(57,107)	48,226
Inventories	(85,891)	(31,739)	(54,108)
Advances to suppliers	21,091	(8,363)	(38,707)
Taxes receivable	(32,858)	(44,543)	4,637
Trade accounts payable	33,426	33,702	(43,239)
Derivative financial instruments	4,365	90,383	(155,028)
Taxes payable	(17,072)	(19,588)	(36,592)
Other assets and liabilities, net	(28,924)	(54,902)	(68,030)
Net cash provided by operating activities	256,578	57,593	283,951

Cash flows from investing activities:
Restricted cash	29,312	(25,886)	47,037
Marketable securities	558,761	(670,980)	96,987
Cash received from sales of permanent assets	160,703	-	-
Acquisition of investment	(216,058)	-	-
Acquisition of property, plant and equipment	(606,155)	(642,886)	(356,225)
Acquisitions, net of cash acquired	(714,353)	(101,961)	(39,409)
Net cash used in investing activities	(787,790)	(1,441,713)	(251,610)

Cash flows from financing activities:
Proceeds from issuance of common stock	200,000	1,118,433	3,201
Capital increase in subsidiaries from minorities	11,247	324,351	-
Treasury stock	(1,979)	-	-
Related parties	(15,823)	-	-
Payments of dividends from subsidiaries	-	(44,935)	-
Additions of long-term debts	789,549	117,533	424,605
Payments of long-term debts	(111,079)	(492,052)	(204,959)
Net cash provided by financing activities	871,915	1,023,330	222,847
Effect of exchange rate changes on cash and cash equivalents	99,704	112,625	32,139
Net increase (decrease) in cash and cash equivalents	440,407	(248,165)	287,327
Cash and cash equivalents at beginning of year	68,377	316,542	29,215
Cash and cash equivalents at end of year	508,784	68,377	316,542

Supplemental cash flow information:
Cash paid during the year for interest	74,049	124,502	74,567
Income tax	3,855	18,787	12,760
Non-cash transactions:
Acquisitions paid with equity	-	250,774	-

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

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

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On April 23, 2008, Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition of all of the outstanding shares of Essobrás (see further discussion regarding this acquisition at Note 8).  On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

On July 17, 2008, the  Board Director’s approved the modification of the end of fiscal year from April 30 to March 31 of each year.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). Pursuant to a subscription agreement, the parties have committed to an additional capital contribution equal to the U.S. dollar equivalent of the Brazilian real amounts initially contributed, which will be undertaken when the initial capital contribution is approximately 50% invested.  Cosan S.A. has the ability to exercise significant influence over the operation of this investee so the investment is accounted for using the equity method.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements

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

The functional currency and the reporting currency of Cosan is the U.S. dollar.  The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan S.A. utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS No. 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$2.3152=US$1.00 at March 31, 2009, R$1.6872=US$1.00 at April 30, 2008 and R$2.0339=US$1.00 at April 30, 2007.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

The following subsidiaries were included in the consolidated financial statements for the eleven-month period ended March 31, 2009 and the years ended April 30, 2008 and 2007.

	Ownership %
	2009		2008		2007
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	68.9%	-	62.8%	-	51.0%	-
Cosan Operadora Portuária S.A.	-	62.0%	-	56.5%	-	45.9%
Administração de Participações Aguassanta Ltda.	-	63.0%	-	57.5%	-	46.7%
Agrícola Ponte Alta S.A.	-	68.6%	-	62.2%	-	50.2%
Cosan Distribuidora de Combustíveis Ltda.	-	68.8%	-	62.7%	-	50.9%
Cosan S.A. Bioenergia	-	68.9%	-	62.8%	-	50.9%
Corona Bioenergia S.A (1)	-	-	-	-	-	50.2%
FBA Bioenergia S.A. (1)	-	-	-	-	-	50.2%
Barra Bioenergia S.A. (1)	-	68.6%	-	62.2%	-	50.2%
Cosan International Universal Corporation	-	68.9%	-	62.8%	-	51.0%
Cosan Finance Limited	-	68.9%	-	62.8%	-	51.0%
Da Barra Alimentos Ltda.	-	68.6%	-	62.2%	-	50.2%
Barrapar Participações Ltda.	-	68.6%	-	-	-	-
Aliança Indústria e Comercio de açúcar e Álcool S.A.	-	68.6%	-	-	-	-
Águas da Ponte Alta S.A.	-	68.6%	-	-	-	-
Vale da Ponte Alta S.A.	-	68.6%	-	-	-	-
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	68.6%	-	62.2%	-	50.2%
Usina da Barra S.A. Açúcar e Álcool	-	68.6%	-	62.2%	-	50.2%
Cosanpar Participações S.A.	-	68.9%	-	-	-	-
Cosan Combustíveis e Lubrificantes S.A.	-	68.9%	-	-	-	-
Copsapar Participações S.A.	-	62.0%	-	-	-	-
Grançucar S.A. Refinadora de Açúcar	-	68.9%	-	62.8%	-	51.0%
Cosan Centroeste S.A. Açúcar e Álcool (2)	-	68.6%	-	62.2%	-	51.0%
Benálcool S.A. Açúcar e Álcool	-	68.6%	-	62.2%	-	-

(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.;
(2)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

b. Revenue recognition

Cosan recognizes revenue when title passes to the customer. This is date of shipment when shipped FOB shipping point and date of receipt by customer for certain export sales, which are shipped FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Revenue for fuel distribution is recognized when products are delivered to the service station or customer. Provision is made for estimated returns.

Shipping and handling costs are classified as selling expenses in the consolidated statement of income.

Sales incentives on fuel distribution are recognized as revenue reduction and correspond to volume-based incentives.

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

d. Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds.

e. Restricted cash

The restricted cash amounts are related to deposits of margin requirements with commodities brokers that trade Cosan’s derivative instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

f. Marketable securities

Cosan classifies its debt securities as available-for-sale securities, which are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Interest on securities classified as available-for-sale is included in financial income. These securities primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI). Cost of these securities approximates market value.

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

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

Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets: 25 years for buildings; 10 years for machinery and equipment; 7 years for furniture, fixtures and computer equipment; 5 years for vehicles; 25 years for improvements; and 5 years for sugarcane plant development costs.

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

k. Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143 –“Accounting for Asset Retirement Obligations”-. The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

l. Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

m. Environmental matters

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

n. Estimated liability for legal proceedings and labor claims

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

o. Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforward.

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

p. Earnings (losses) per share

Earnings (losses) per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated by adjusting average outstanding shares for the impact of conversion of all potentially dilutive options.

q. Share-based compensation

Cosan S.A.’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with SFAS No. 123(R), Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and the expense is recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan S.A. uses a binomial model.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

r. Derivative financial instruments

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

s. Fair Value Measurements

On January 1, 2008, Cosan adopted the provisions of FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, Cosan has not applied the provisions of Statement 157 to the following assets and liabilities that have been recognized or disclosed at fair value for the eleven month period ended March 31, 2009:

•	Initial measurement of asset retirement obligations; and
•	Initial measurement of intangible assets acquired in business combinations during 2008 (Note 8).

On April 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

s. Fair Value Measurements (Continued)

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Cosan has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

t. Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of April 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after April 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t. Recently issued accounting standards (Continued)

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. Cosan does not anticipate that the adoption of this standard will materially impact the Company’s financial position or results of operations.

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

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Cosan does not anticipate that the adoption of this standard will materially impact the Company’s financial position or results of operations.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t. Recently issued accounting standards (Continued)

In May 2008, the FASB issued SFAS No. 162, the hierarchy of generally accepted accounting principles. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

In May 2008, also the FASB issued SFAS No. 163, Accounting for finance guarantee insurance contracts – an interpretation of FASB Statement No. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. Cosan will adopt the provisions of EITF 07-5 on April 1, 2009. Cosan is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t. Recently issued accounting standards (Continued)

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (EITF) No. 03-6-1, “Determining whether instruments granted in share based payment transactions are participating securities” (“FSP EITF No. 03-6-1”).  Under FSP EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s financial statements. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”.  EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required.  An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Cosan does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t. Recently issued accounting standards (Continued)

In November 2008, the Emerging Issues Task Force (“EITF”) issued Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). EITF 08-7 applies to all acquired intangible assets in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive asset), assets that the acquirer will never actually use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. EITF 08-7 is effective as of January 1, 2009. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The Company has disclosed net periodic benefit cost in Note 13. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

On January 12, 2009 the FASB issued a final Staff Position ("FSP") amending the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets to achieve more consistent determination of whether another-than-temporary impairment has occurred. This FSP does not have an impact on the Company at the present time.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t. Recently issued accounting standards (Continued)

On April 9, 2009 the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. These FSPs do not have an impact on the Company at the present time.

On April 1, 2009 the FASB issued FSP FAS 141(R)-1 that amends and clarifies FASB No. 141 (revised 2007), Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

On May 28, 2009 the FASB announced the issuance of SFAS 165, Subsequent Events. SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting polices (Continued)

t. Recently issued accounting standards (Continued)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets”, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of Statement No. 140”, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. This Statement is effective for Cosan as of April 1, 2009. Cosan is evaluating the impact of this statement on its consolidated financial statements and related disclosures.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

4.	Cash and cash equivalents

	2009	2008
Local currency
Cash and bank accounts	64,644	64,638
Foreign currency
Bank accounts	21,151	3,739
Highly liquid investments	422,989	-
	508,784	68,377

5.	Derivative financial instruments

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

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	2009	2008	2009	2008
Commodities derivatives
Future contracts:
Purchase Commitments	61	-	(4)	-
Sell commitments	182,943	550,132	4,163	(11,821)

Options:
Purchased	-	-	-	-
Written	64,366	110,077	(2,906)	(16,123)

Foreign exchange derivatives
Forward contracts:
Sale commitments	184,653	766,536	(23,035)	31,458
Swap agreements	246,501	338,253	(2,949)	(27,084)

Future contracts:
Sale commitments	372,230	-	3,189	-
Total assets			7,352	31,458
Total liabilities			(28,894)	(55,028)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

6.	Inventories

	2009	2008
Finished goods:
Sugar	47,195	31,736
Ethanol	86,809	14,700
Lubricants	38,852	-
Fuel (Gasoline, Diesel and Ethanol)	74,582	-
Others	6,674	2,155
	254,112	48,591
Annual maintenance cost of growing crops	167,576	211,300
Other	56,104	77,808
	477,792	337,699

7.	Property, plant and Equipment

	2009	2008
Land and rural properties	401,074	262,391
Machinery, equipment and installations	1,285,524	1,235,279
Vehicles	123,867	117,394
Furniture, fixtures and computer equipment	72,126	50,470
Buildings	229,322	128,585
Improvements	153,432	141,558
Construction in progress	395,200	372,018
Sugarcane plant development costs	655,306	730,684
	3,315,851	3,038,379
Accumulated depreciation and amortization	(1,044,023)	(1,020,289)
Total	2,271,828	2,018,090

8.	Acquisitions

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

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

On September 19, 2008, the board of directors of Cosan S.A. approved a capital increase of US$456,084 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of US$8.29 each.   October 22, 2008 was the deadline to exercise the right of capital subscription, approved in the meeting of the board of directors on September 19, 2008. Since a large number of the minority shareholders did not exercise their preemptive rights, Cosan Limited, the controlling shareholder, subscribed for and paid up 54,993,482 common shares valued at US$456,034, and the minority shareholders subscribed for and paid up 6,518 common shares, valued at US$50. As a result, Cosan Limited increased its holding of company’s common shares from 171,172,252 to 226,165,734. This transaction, which generated immaterial negative goodwill, increased Cosan Limited’s ownership percentage from 62.81% to 69.05% of the Company’s capital.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

On December 1, 2008, Cosan S.A. and its subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), through Cosan S.A.’s subsidiary Cosanpar Participações Ltda. (“Cosanpar”), acquired, for US$714,353 cash and US$8,289 in transaction costs, 100 percent of the outstanding shares of Essobrás, a distributor in Brazil of oil products, ethanol, lubricants, and aviation fuel as well as an operator of convenience stores.  The network of service stations to which Essobrás distributes such products is comprised of more than 1,500 service stations. The results of Essobrás's operations have been included in the consolidated financial statements since the acquisition date.

As additional consideration for the purchase, Cosan will pay to the sellers as a contingent payment an amount based on a percentage of gross revenues of Essobrás and other amounts based on the quantity of barrels of some ExxonMobil products sold during a 10 year period. These contingent payments will be recorded as additional cost of the acquired entity when the contingency is resolved.

The liabilities assumed in the acquisition include Notes issued by Essobrás on December 16, 1999 and December 10, 1999 pursuant to a Note Purchase Agreement dated December 8, 1999, as amended, in the aggregate principal amount of US$175,000, plus accrued interest on such amount which was held by ExxonMobil Capital N.V.

From March 1992 until December 2001 Essobrás did not pay the COFINS tax levied on sales or this tax was paid and used to offset or otherwise applied against other taxes on the sale of fuels and other oil derivatives which have been discussed with the taxing authorities. During this period Essobrás has made judicial deposits, which are restricted cash placed on deposit with the court and are held in judicial escrow for certain COFINS cases. The sellers have agreed to indemnify Cosan for any COFINS matters and any losses related thereto if Essobrás loses these proceedings. If Essobrás wins the proceedings, Cosan must pay the judicial deposits and related interest to the sellers. Provision for contingencies net of judicial deposits in amount of US$18,468 related to this matter, are included in net assets acquired.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the all acquisitions:

	2009		2008
	Essobrás	Cosan S.A. 6.24%	Benálcool	Cosan S.A. 5.4%	Cosan S.A. 6.7%
Description	US$	US$	US$	US$	US$
Trade accounts receivable	134,634	-	-	-	-
Inventories	141,167	-	-	-	-
Property, plant and equipment	440,296	162,283	49,799	135,858	202,208
Intangible assets	167,054	6,862	-	2,147	2,779
Other assets	108,154	146,075	19,590	128,905	176,578
Loans and financings	(25,638)	(83,454)	(37,982)	(71,924)	(87,065)
Trade accounts payable	(79,680)	(13,215)	-	-	-
Deferred income taxes	(92,637)	(5,220)	-	-	-
Notes payable to ExxonMobil Capital N.V.	(175,327)	-	-	-	-
Estimated liability for legal proceedings and labor claims (Note 14)	(111,608)	(34,031)	-	-	-
Estimated liability for unrecognized tax benefits (Note 16)	(34,605)	-	-	-	-
Actuarial liability	(31,338)	-	-	-	-
Other liabilities	(41,107)	(54,932)	(76,824)	(76,038)	(95,657)
Net assets (liabilities) acquired (assumed)	399,365	124,368	(45,417)	118,948	198,843
Purchase price, net of cash acquired	711,858	124,368	42,687	151,544	-
Acquisition paid with equity	-	-	-	-	250,774
Goodwill	312,493	-	88,104	32,596	51,931

Goodwill relating to the Essobrás acquisition, which is substantially based on future profitability will be substantially deductible for tax purposes, has been assigned to the fuel distribution segment.

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

	2009	2008
Net sales	6,150,963	6,501,001
Net (loss) income	(173,880)	15,642
Basic EPS per thousand shares (US$)	(0.58)	0.07
Diluted EPS per thousand shares (US$)	*	0.10

*Antidilutive

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

In April 2007, Cosan acquired for US$39,409 cash, 33.33% of the outstanding shares of Etanol Participações S.A. “Etanol”. There are two other shareholders of Etanol, neither of which has control of the entity. On December 21, 2007, Etanol was merged into its former subsidiaries. The investment is being accounted for using the equity method and the results of the acquired company have been included in the consolidated results from the acquisition date.

9.	Goodwill and other intangible assets

Goodwill

The carrying amounts of goodwill by reporting segment for the years ended March 31, 2009 and April 30, 2008 are as follows:

	Sugar Segment	Ethanol Segment	Fuel Distribution Segment	Total
Balance as of April 30, 2007	294,554	197,303	-	491,857
Acquisitions	93,669	78,962	-	172,631
Common control merger	17,920	9,969	-	27,889
Total tax benefit applied to reduce goodwill	(12,304)	(8,233)	-	(20,537)
Effect of currency translation	60,353	40,397	-	100,750
Balance as of April 30, 2008	454,192	318,398	-	772,590
Acquisitions	-	-	312,493	312,493
Total tax benefit applied to reduce goodwill	(7,180)	(4,556)	-	(11,736)
Effect of currency translation	(109,672)	(75,736)	854	(184,554)
Balance as of March 31, 2009	337,340	238,106	313,347	888,793

Other intangible assets

	As of March 31, 2009
		Weighted
	Gross	average		Net
	carrying	amortization	Accumulated	carrying
	amount	period	amortization	amount
Intangible assets subject to amortization:
Favorable operating leases	97,401	16 years	(30,036)	67,365
Trademark (“Barra”)	7,104	15 years	(2,426)	4,678
Trademark (“Esso”)	53,949	5 years	(3,597)	50,352
Customer base	116,085	5 years	(7,738)	108,347
Total	274,539		(43,797)	230,741

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other intangible assets (Continued)

Other intangible assets (Continued)

	As of April 30, 2008
		Weighted
	Gross	average		Net
	carrying	amortization	Accumulated	carrying
	amount	period	amortization	amount
Intangible assets subject to amortization:
Favorable operating leases	133,655	16 years	(33,850)	99,805
Trademark	9,019	15 years	(2,687)	6,332
Total	142,674		(36,537)	106,137

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

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

2010	40,623
2011	40,623
2012	40,623
2013	40,623
2014	29,287
Thereafter	38,962
230,741

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

10.	Taxes payable

Cosan S.A. and its subsidiaries participate in several programs that provide for payments of Brazilian taxes in installments, as follows:

	2009	2008
Tax Recovery Program – Federal REFIS	71,591	100,013
Special Tax Payment Program – PAES	28,472	45,821
Income tax and social contribution	71,747	46,113
Others	48,708	41,316
	220,518	233,263
Current liabilities	(69,042)	(62,870)
Long-term liabilities	151,476	170,393

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

Special Tax Payment Program - PAES

By using the benefit granted by the Brazilian Special Tax Payment Program - PAES published on May 31, 2003, Cosan S.A. and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF and the INSS. Installments are adjusted monthly based on the TJLP variation. Relevant installments have been paid based on 1.5% of Cosan S.A.’s revenues, considering a minimum of 120 and a maximum of 180 installments.

Cosan S.A. and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly the regular payment of the installments as required by law and of the taxes becoming due.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	2009	2008
Resolution No. 2471 (PESA)	IGP-M	3.95%	215,572	272,809
	Corn price	12.50%	59	432
Senior notes due 2009	US Dollar	9.0%	37,386	35,893
Senior notes due 2017	US Dollar	7.0%	405,389	407,603
IFC	US Dollar	7.44%	49,362	58,673
Perpetual notes	US Dollar	8.25%	456,463	460,156
BNDES	TJLP	2.61%	99,561	-
Floating rate notes	Libor	2.8%	151,207	-
Promissory notes	DI	3.00%	501,888	-
Others	Various	Various	115,872	51,957
			2,032,759	1,287,523
Current liability			(781,664)	(38,175)
Long-term debt			1,251,095	1,249,348

Long-term debt has the following scheduled maturities:

2011	19,501
2012	20,421
2013	58,004
2014	8,608
2015	9,965
2016	8,766
2017	408,749
2018 and thereafter	717,081
1,251,095

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

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

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of March 31, 2009 and April 30, 2008 amounted to US$91,717 and US$113,877, respectively, and are classified as Other non-current assets.

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt (Continued)

IFC - International Finance Corporation (Continued)

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

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$520,021. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

11.	Long-term debt (Continued)

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: limitation on transactions with shareholders and affiliated companies; limitation on payment of dividends and other payments affecting subsidiaries; and limitation on guarantees granted on assets.

Also, the Company and its subsidiaries are subject to other financial restrictive covenants, as follows:

-	net debt/EBTIDA ratio must be less than 3.5 to 1;
-	current asset/current liability ratio equal or higher than 1.3; and
-	long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At March 31, 2009, Cosan was in compliance with all debt covenants.

12.	Related parties

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2009	2008	2007
Transactions involving assets
Cash received due to the sale of finish products and assets and services held, net of payments	(242,320)	(36,773)	21
Sale of finished products and services	122,381	46,410	-
Sale of real estate (land) (Note 20)	13,967	-	-
Sale of interest in a subsidiary (Note 20)	123,649	-	-

Transactions involving liabilities
Payment of financial resources, net of funding	-	-	(11,469)
Financial income	1,478	-	-
Land leasing	-	-	11,096
Other	(2,700)	(395)	-

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

12.	Related parties (Continued)

In addition, at March 31, 2009, the Company and its subsidiary Usina da Barra leased 35,000 hectares (unaudited) of land (37,599 hectares (unaudited) in 2008) from related companies under the same control as Cosan. These leases are carried out on an arm’s length basis, and the rent is calculated based on sugarcane tons per hectare, valued according to price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

13.	Pension and other postretirement benefits

a)   Description of the plans

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement.

b)   Changes in plan assets and plan liabilities

Cosan CL applies its defined benefit plan actuarial assumptions using March 31, 2009 as the measurement date. Information with respect to Cosan CL’s defined benefit plan as of the acquisition date and as of March 31, 2009 is as follows:

March 31, 2009
Change in benefit obligation
Projected benefit obligation at date of acquisition	153,171
Service cost	578
Interest cost on pension benefit obligation	3,367
Actual benefits payments	(1,710)
Effect of exchange rate changes	1,201
Actuarial (gain) losses	(102)
Projected benefit obligation at end of year	156,505
Change in plan assets
Fair value of plan assets at date of acquisition	121,518
Actual return on plan assets	6,218
Employer contributions	1,371
Actual benefits payments	(1,710)
Effect of exchange rate changes	985
Fair value of plan assets at end of year	128,382

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

13.	Pension and other postretirement benefits (Continued)

b)   Changes in plan assets and plan liabilities (Continued)

March 31, 2009
Accrued pension cost asset (liability)
Funded status, excess projected benefit obligation over plan assets	(28,123)

Accrued pension cost – current liabilities	7,211
Accrued pension cost - non-current liabilities	(20,912)

c)    Amounts recognized in accumulated other comprehensive income (loss)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

Pension benefits
March 31, 2009
Unrecognized gains	2,448
Deferred income taxes	(832)
Effect of currency translation	13
1,629

d)   Net periodic benefit cost

Net periodic pension cost includes the following components for the period since the date of acquisition:

March 31, 2009
Service cost	578
Interest cost on projected benefit obligation	3,367
Expected return on plan assets:	(2,767)
Net periodic pension cost	1,178

The unrecognized gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the next year is U$213 by Cosan SA and US$147 by Cosan.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

13.	Pension and other postretirement benefits (Continued)

e)     Actuarial assumptions

Assumptions used for the actuarial calculations were as follows:

Assumptions used to determine benefit obligations:

March 31, 2009
Discount rate	9.20%
Rate of compensation increase	5.56%

Assumptions used to determine net periodic benefit cost:

March 31, 2009
Discount rate	9.20%
Expected long-term rates of return on plan assets	10.59%
Rate of compensation increase	5.56%

The discount rate is determined using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

The accumulated benefit obligation is as follows:

Accumulated benefit obligation	March 31, 2009
Actuarial present value of:
Vested benefit obligation	121,362
Non-vested benefit obligation	17,820
Total accumulated benefit obligation	139,182

The asset allocations of the Company’s plan assets as of the measurement dates were as follows:

	Assets allocation (%)
	March 31,	December 1,
Asset category	2009	2008	Target
Equity securities	25	26	25
Debt securities	75	74	75
Total	100	100	100

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

13.	Pension and other postretirement benefits (Continued)

f)     Cash flows

The expected Esso’s contributions for 2009, amounting to US$3,607, were estimated based on the actual plan cost as of the valuation date. The expected benefits payments for 2008, amounting to US$7,211, were estimated based on the projected benefit payroll as of the valuation date.

The estimated future benefits payments are as follows:

2009	7,211
2010	7,729
2011	8,158
2012	8,068
2013	9,448
2014 to 2018	62,245

14.	Estimated liability for legal proceedings and labor claims and commitments

	2009	2008
Tax contingencies	430,342	435,591
Civil and labor contingencies	67,306	58,507
	497,648	494,098

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheets, amounting to US$73,975 at March 31, 2009 (US$27,265 at April 30, 2008) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. Judicial deposits include US$66,601 related to exposures of Cosan CL prior to its acquisition by Cosan. If the Company prevails in the defense of these exposures, these related judicial deposits must be refunded to the seller.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The major tax contingencies as of March 31, 2009 and April 30, 2008 are described as follows:

	2009	2008
Credit premium – IPI	116,256	149,192
PIS and Cofins	62,556	83,615
IPI credits	40,049	51,046
Contribution to IAA	36,672	47,183
IPI – Federal VAT	23,626	30,835
ICMS credits	19,966	25,916
Compensation with Finsocial	70,693	-
Other	60,524	47,804
	430,342	435,591

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	2009	2008
IPI Premium Credit (RP 67/98)	68,039	89,343
Withholding Income Tax	69,730	91,807
ICMS – State VAT	77,052	42,445
IAA - Sugar and Ethanol Institute	31,610	27,970
IPI - Federal Value-added tax	32,683	43,505
INSS	795	8,376
PIS and COFINS	15,529	-
Civil and labor	94,599	33,739
Other	34,851	27,348
	424,888	364,533

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in Financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded in General and administrative expenses in 2007 and remain unpaid at March 31, 2009.

At March 31, 2009, these amounts totaled US$139,700 and US$16,764 (US$202,822 and US$24,339 at April 30, 2008), corresponding to related suit and lawyers’ fees, respectively.

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at April 30, 2007	379,191
Provision	26,178
Business acquisition	37,196
Settlements	(6,018)
Reclassification to taxes payables (FIN48)	(22,769)
Foreign currency translation	80,320
Balance at April 30, 2008	494,098
Provision	37,731
Business acquisition (see Note 8)	111,608
Settlements	(12,097)
Foreign currency translation	(133,692)
Balance at March 31, 2009	497,648

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2009	2008	2007
Net sales	-	-	2,106
General and administrative expenses	-	-	(6,208)
Financial expenses	26,541	20,925	(1,404)
Other income (expense)	11,190	4,995	(19,960)
Income taxes	-	258	-
	37,731	26,178	(25,466	) *

* Provision less the effect on the State VAT amnesty.

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The volumes related to the commitments mentioned above are as follows (unaudited):

Product	2009	2008
Sugar (in tons)	6,084,000	5,068,000

The commitments by harvest period are as follows (unaudited):

	Sugar (in tons)
Harvest period	2009	2008
2008/2009	147,000	2,787,000
2009/2010	2,281,000	2,281,000
2010/2011	1,828,000	-
2011/2012	1,828,000	-
Total	6,084,000	5,068,000

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

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

The purchase commitments by harvest period as of March 31, 2009 and April 30, 2008 are as follows (unaudited):

Harvest period	2009	2008
2008/2009	-	16,541,028
2009/2010	18,294,022	14,872,415
2010/2011	15,597,478	12,222,226
2011/2012	13,667,154	10,729,106
2012/2013	9,754,713	17,716,933
2013/2014	13,931,150	-
Total	71,244,517	72,081,708

As of March 31, 2009, Cosan had a normal capacity to mill 45,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$309,602 at March 31, 2009 (US$393,048 at April 30, 2008) (unaudited information).

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

14.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

Leases (Continued)

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
Minimum rentals	46,233	29,767	53,081
Contingent rentals	44,498	65,990	55,621
Rental expense	90,731	95,757	108,702

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2009 are:

Operating
leases
Year ending March 31:
2010	40,455
2011	41,622
2012	40,173
2013	37,171
2014	35,706
Thereafter	464,303
Total minimum lease payments	659,430

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

15.	Financial income and expenses, net

	2009	2008	2007
Financial expenses
Interest	(142,434)	(149,138)	(126,876)
Monetary variation – losses	(29,978)	(36,844)	(33,210)
Foreign exchange variation – losses	(308,937)	185,232	20,024
Results from derivatives(2)	(253,560)	(129,703)	(111,156)
CPMF expenses(3)	-	(10,376)	(11,517)
Bank charges	(936)	(641)	(3,452)
Interest and fees paid on advanced payment of Senior Notes 2009	-	(16,513)	-
	(735,845)	(157,983)	(266,187)
Financial income
Interest(1)	23,762	20,598	18,951
Monetary variation – Gains	4,115	17,815	3,282
Foreign exchange - Gains(1)	33,409	(12,369)	(629)
Results from derivatives(2)	276,478	178,956	301,795
Earnings from marketable securities	35,035	69,855	36,759
Discounts obtained	171	(105)	43,370
Accounts receivable from government agency(4)	(7,932)	-	149,121
Other income	-	-	2,901
	365,038	274,750	555,550
Net amount	(370,807)	116,767	289,363

(1)	Includes foreign exchange gains on liabilities denominated in foreign currency.
(2)	Includes results from transactions in futures, options and forward contracts.
(3)	Tax on Financial Transactions - CPMF.
(4)	See note 14.

16.	Income taxes

Cosan is incorporated in Bermuda which has no income taxes.  The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2009	2008	2007
Income taxes benefit (expense):
Current	(638)	21,226	(43,346)
Deferred	145,328	(1,416)	(145,472)
	144,690	19,810	(188,818)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

16.	Income taxes (Continued)

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2009	2008	2007
Consolidated income (loss) before income taxes	(421,901)	(25,012)	538,545
Income tax benefit (expense) at statutory rate — 34%	143,446	8,504	(183,105)
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	(1,344)	11,913	-
Equity in earnings of affiliates not subject to taxation	2,083	(81)	(12)
Nondeductible goodwill amortization	(2,621)	(1,952)	(3,758)
Nondeductible donations, contributions and others	3,126	1,426	(1,943)
Income tax benefit (expense)	144,690	19,810	(188,818)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2009 and April 30, 2008 are presented below:

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	123,533	53,794
Estimated liability for legal proceedings and labor claims	137,965	121,135
Provision for assets realization	30,994	22,523
Sales leaseback (see Note 21)	18,651	-
Other temporary differences	32,912	26,186
Total gross deferred tax assets	344,055	223,638
Current portion	10,402	1,602
Non-current portion	333,653	222,036

	2009	2008
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and temporary differences:
Property, plant and equipment	200,729	175,953
Intangibles	77,843	35,427
Tax benefit on deductible statutory goodwill amortization	50,966	65,263
Loans, financings and tax payables	29,668	43,689
Other temporary differences on business acquisition	17,135	8,150
Total gross deferred tax liabilities	376,341	328,482
Current portion	2,312	4,611
Non-current portion	374,029	323,871

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

16.	Income taxes (Continued)

	2009	2008
Net deferred tax assets (liabilities):
Current portion	8,090	(3,009)
Non-current portion	(40,377)	(101,836)
	(32,287)	(104,845)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at April 30, 2008, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As of March 31, 2009, Cosan S.A. and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$362,576 and US$365,436, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Effective May 1, 2007, the Company adopted FASB Interpretation No. 48. Accounting for Uncertainly in Income Taxes, as interpretation of FASB Statement 109 (FIN48). In connection therewith Cosan S.A. reclassified in the consolidated balance sheet certain recorded liabilities to other non-current liabilities related to the gross amount plus interest and penalties on unrecognized tax benefits, which were recorded as part of the estimated liability for legal proceedings in the consolidated balance sheet at May 1, 2007.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

16.	Income taxes (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	22,769
Accrued interest on unrecognized tax benefit	1,211
Settlements	(324)
Balance at May 1, 2008	23,656
Increase through business acquisition (see Note 8)	34,605
Accrued interest on unrecognized tax benefit	1,534
Settlements	(48)
Effect of foreign currency translation	(5,752)
Balance at March 31, 2009	53,995

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2004 through 2009.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

17.	Shareholders’ equity

a.	Capital

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

Shareholder	Class of shares	Number of shares	Interest
Usina Costa Pinto	B1	30,010,278	11.09%
Queluz Holdings Limited	B1	66,321,766	24.50%
Aguassanta Participações	A	16,111,111	5.95%
Other shareholders	A	158,244,230	58.46%
		270,687,385	100.00%

Cosan shares owned by Usina Costa Pinto and Queluz Holdings Limited are Class B1 shares, which entitle their holders to 10 votes per share. Other shares are Class A shares, which entitle holders to 1 vote per share.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

17.	Shareholders’ equity (Continued)

a.	Capital (Continued)

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

On October 27, 2008, Cosan Limited announced the results of the subscription of its class A common shares by certain investment funds managed by no Gávea Investimentos Ltda. (“Gávea Funds”) and by Queluz Holding Limited, the controlling shareholder of the Company.

In accordance with the terms of the private placement announced on October 16, 2008, (i) the Gávea Funds subscribed 33,333,333 class A common shares and/or Brazilian Depositary Receipts, or “BDRs”, each representing one class A common share, at the issue price of US$4.50 per share and/or BDR, in the amount of US$150 million; and (ii) Queluz Holding Limited subscribed 11,111,111 new class A common shares at the same price, in the amount of US$50 million.

As a result of the private placement and the subscription offer, the Company issued 44,444,529 new class A common shares and/or BDRs and its share capital now consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

18.	Share-based compensation

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

18.	Share-based compensation (Continued)

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

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	2.64	2.64
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	5.33	7.86

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

18.	Share-based compensation (Continued)

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

As of March 31, 2009, the amount of US$4,310 related to the unrecognized compensation cost related to stock options is expected to be recognized in 1.5 years. Cosan currently has no shares in treasury.

Stock option activity for the year ended March 31, 2009, is as follows:

	Shares	Weighted-average exercise price
Outstanding as of April 30, 2007	2,885,013	3.00
Grants of options	450,000	3.62
Exercises	(961,672)	3.62
Outstanding as of April 30, 2008	2,373,341	3.62
Exercises	(736,852)	2.64
Forfeitures or expirations	(165,657)	2.64
Outstanding as of March 31, 2009	1,470,832	2.64

Shares exercisable at March 31, 2009	736,852	2.64
Shares exercisable at April 30, 2008	961,672	3.62

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

19.	Risk management and financial instruments

a.	Risk management

The commodity and foreign exchange rates price volatilities are the main market risks to which Cosan and its subsidiaries are exposed. Cosan carries out operations involving financial instruments with a view to managing such risks.

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

19.	Risk management and financial instruments (Continued)

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

e.    Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of highly qualified counterparties, such as trading companies, fuel distribution companies and large supermarket chains. In connection with the fuel distribution activity, a diversified customer portfolio, in addition to following up on the sales financing terms by business segment and their individual credit limits, are procedures adopted by the Company to minimize overdue accounts receivable and defaults. Credit risk is managed through specific rules of client acceptance, credit rating and establishment limits for customer exposure, including, when applicable, requirement of letter of credit from a top rated bank and obtaining security interest on credits granted. Management considers that the credit risk is substantially covered by the allowance for doubtful accounts. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f.     Debt acceleration risk

As of March 31, 2009 and April 30, 2008, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others. These covenants are being fully complied with by Cosan and do not place any restrictions on its operations as a going-concern.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

19.	Risk management and financial instruments (Continued)

g.    Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

•	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

•
Short-term and long-term debt and advances from customers: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at March 31, 2009 and April 30, 2008. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	508,784	508,784	68,377	68,377
Marketable securities	-	-	1,014,515	1,014,515

Financial liabilities:
Short-term and long-term debt	2,032,759	1,882,847	1,287,523	1,299,483
Advances from customers	11,333	11,333	15,616	15,616

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

20.	Deferred gain on sale of investments in subsidiaries

On December 15, 2008, at the Extraordinary General Meeting, the shareholders of Usina da Barras’s indirectly controlled subsidiary, Agrícola Ponte Alta S.A., approved a partial spin-off and incorporated four new companies.

On December 30, 2008, Usina da Barra sold to Radar its interest in two of these new companies, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A., at their fair value which amounted to US$123,649 (see Note 12) and resulted in a gain amounting to US$47,080. Since these affiliated companies will lease their lands back to Cosan and its subsidiaries, this gain was deferred and is classified as other non current liabilities.

Additionally, the Company sold lands to related part named Santa Bárbara Agrícola S.A. at their fair value in amount of US$13,967 (see Note 12) and resulted in a gain amounting to US$7,947. These lands will lease back to Cosan and its subsidiaries. This gain was deferred and is classified as other non current liabilities.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

21.	Fair value measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

21.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at January 31, 2009.

	Level 1	Level 2	Total
Assets
Derivatives	4,163	3,189	7,352
Total	4,163	3,189	7,352

Liabilities
Derivatives	(2,910)	(25,984)	(28,894)
Total	(2,910)	(25,984)	(28,894)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information

a.    Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

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

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has a lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol, lubricants and aviation fuel as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan is the operating subsidiary of Cosan S.A.. We evaluate segment performance based on information generated from the statutory accounting records.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

a.    Segment information (Continued)

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar and ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Cosan reports net sales by geographic area based on the destination of the net sales.

	2009	2008	2007
Net sales — Brazilian GAAP
Sugar	842,183	780,839	1,029,592
Ethanol	548,689	604,668	551,474
Fuel distribution	1,440,123	-	-
Others	94,395	102,102	95,832
Total	2,925,390	1,487,609	1,676,898

Reconciling items to U.S. GAAP
Sugar	922	3,624	2,152
Fuel distribution	148	-	-
Total	1.070	3,624	2,152
Total net sales	2,926,460	1,491,233	1,679,050

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

a.    Segment information (Continued)

Measurement of segment profit or loss and segment assets (Continued)

	2009	2008	2007
Segment operating income (loss) - Brazilian GAAP
Sugar	(82,247)	(128,702)	105,290
Ethanol	(53,584)	(99,664)	56,396
Fuel distribution	21,470	-	-
Others	(9,218)	(16,829)	9,800
Operating income (loss) — Brazilian GAAP	(123,579)	(245,195)	171,486

Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	39,288	28,438	39,340
Ethanol	25,597	22,022	21,072
Fuel distribution	415	-	-
Others	4,404	3,719	3,662
	69,704	54,179	64,074

Other adjustments
Sugar	2,875	29,443	(816)
Ethanol	1,873	20,075	(1,573)
Fuel distribution	-	-	-
Others	322	3,389	(273)
Total sugar	(40,084)	(70,821)	143,814
Total ethanol	(26,114)	(57,567)	75,895
Fuel distribution	21,885	-	-
Total others	(4,492)	(9,721)	13,189
Operating income (loss) — U.S. GAAP	(48,805)	(138,109)	232,898

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

b.    Sales by geographic area

The following table includes Cosan’s net sales by region:

	2009	2008	2007
Brazil	2,097,053	834,549	663,886
Europe	580,225	520,663	304,634
Latin America, other than Brazil	157,186	8,926	19,392
Middle East and Asia	62,572	71,405	473,752
North America	28,219	52,066	113,010
Africa	135	-	102,224
Total	2,925,390	1,487,609	1,676,898

c.    Sales by principal customers

Sugar

The following table sets forth the amount of sugar that we sold to our principal customers during the eleven-month period ended March 31, 2009 and twelve-month periods ended April 30, 2008 and 2007 as a percentage of either domestic or international sales of sugar:

Market	Customer	2009	2008	2007
International	Sucres et Denrées	21.1%	23.6%	33.3%
	Fluxo - Cane Overseas Ltd	20.9%	16.4%	11.7%
	Tate & Lyle International	9.7%	11.2%	5.3%
	Cargill International S.A.	8.2%	-	-
	Coimex Trading Ltd	6.9%	6.9%	11.5%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

22.	Segment information (Continued)

c.    Sales by principal customers (Continued)

Ethanol

The following table sets forth the amount of ethanol that we sold to our principal customers during the eleven-month period ended March 31, 2009 and twelve-month periods ended April 30, 2008 and 2007 as a percentage of either domestic or international sales of ethanol:

Market	Customer	2009	2008	2007
International	Vertical UK LLP	55.4%	13.6%	11.6%
	Sekab Biofuels & Chemicals	17.3%	-	-
	Morgan Stanley Capital Group Inc.	8.1%	2.9%	-
	Vitol Inc.	5.2%	3.5%	-
	Bauche Energy S.A.	5.1%	1.3%	-
	Kolmar Petrochemicals	-	-	6.2%

Domestic	Shell Brasil Ltda.	27.0%	20.1%	14.8%
	Euro Petróleo do Brasil Ltda.	17.8%	14.3%	-
	Cia Brasileira de Petróleo Ipiranga	9.4%	6.1%	-
	Petrobrás Distribuidora S.A.	8.5%	8.0%	9.2%
	Tux Distribuidora de Combustíveis Ltda.	0.3%	5.7%	-
	Manancial Distribuidora de Petróleo Ltda.	-	-	8.2%

The following table sets forth the amount of fuel distribution that we sold to our principal customers during the four-month period ended March 31, 2009 as a percentage of either domestic or international sales of fuel distribution:

Fuel distribution

Market	Customer	2009
Domestic	Tam Linhas Aéreas S.A.	3.3%
	Mime Distribuidora de Petróleo Ltda.	1.5%
	Auto Posto Túlio Ltda.	1.2%
	Posto Iccar Ltda.	1.1%
	Iberia L.A.E.	1.0%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Eleven-month period ended March 31, 2009 and years ended April 30, 2008 and 2007
(In thousands of U.S. dollars, unless otherwise stated)

23.	Subsequent events

Corporate Reorganization with Nova América Group

On June 18, 2009, the Company’s shareholders approved the acquisition, for shares valued at approximately US$170,000, of Curupay S.A. Participações (“Curupay”) and its operating subsidiary Nova América S.A. Agroenergia from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”).  Curupay is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

Negotiation with Shell do Brasil

On May 20, 2009, subsidiary Cosanpar Participações S.A. concluded the negotiations with Shell Brasil Ltda. for the execution of the aviation fuel business purchase and sale contract. On June 17, 2009, the negotiation was materialized for the amount of approximately US$75,000.

Approval of the Financial Statements

On June 19, 2009, the financial statements for the year ended March 31, 2009, were approved by the Company’s Board of Directors.