Form 20-F
period 2010-03-31
Cosan Ltd.
filed 2010-09-30
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
________________________
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

The number of outstanding shares as of March 31, 2010 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share Class B – series 1 – Common Shares, par value $.01 per share	174,355,341 96,332,044
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
☐  Item 17     ☒  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes       ☒ No

__________________

I. Subsidiary Information	125

i

ii

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally under “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”. Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

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

In 2009, we modified our fiscal year to end on March 31. We have included in this annual report our audited consolidated financial statements for the year ended March 31, 2010, at and for the eleven month transition period ended March 31, 2009 and for the year ended April 30, 2008 prepared in accordance with U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report has been prepared in accordance with U.S. GAAP.

Cosan S.A. Indústria e Comércio, or “Cosan”, acquired Açucareira Corona S.A., or “Corona”, Mundial Açúcar e Álcool S.A., or “Mundial”, and Usina Açucareira Bom Retiro S.A., or “Bom Retiro”, and also increased its ownership in FBA—Franco Brasileira S.A. Açúcar e Álcool, or “FBA”, from 47.5% to 99.9% in fiscal year 2006. We also made other smaller acquisitions in fiscal year 2007. In December 2008, Cosan acquired 100% of the capital of Esso Brasileira de Petróleo Ltda., or “Essobras” (Cosan Combustíveis e Lubrificantes S.A., or “CCL”), and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from ExxonMobil International Holding B.V., or “Exxon”. In April, Cosan acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A., or “Teaçu”, from Rezende Barbosa S.A. Administração e Participações, or “Rezende Barbosa”. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. In June 2009, Cosan acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa. The assets acquired include a non-controlling interest in Novo Rumo Logística S.A., or Novo Rumo, representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics. These acquisitions may affect the comparability of the financial information for the periods presented in this annual report.  See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructurings.”

Fiscal Year

In 2009, we modified our fiscal year end. Beginning in 2009, our and Cosan’s fiscal year ends on March 31. Previously, our fiscal year ended on April 30. References in this annual report to “fiscal year 2010” relate to the fiscal year ended on March 31, 2010. References in this annual report to “transition fiscal year 2009” relates to the eleven months ended on March 31, 2009. References in this annual report to “fiscal year 2008” or prior fiscal years relate to the fiscal year ended on April 30 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian tax laws, the applicable year ends on December 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., or “LMC”, the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA”, Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA”, Datagro Publicações Ltda., or “Datagro”, F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA”, the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”, the New York Board of Trade, or NYBOT, the New York Stock Exchange, the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP”, and the  National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom”. We believe that all market data in this annual report is reliable, accurate and complete.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for Cosan Limited, or the “Company”, derived from our audited consolidated financial statements and for its predecessor for certain periods. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

U.S. GAAP

The financial data at and for the twelve month period ended March 31, 2010, eleven month period ended March 31, 2009 and at and for the fiscal years ended April 30, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.

	For Twelve Months ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008		2007		2006
	(in millions of US$)
Statement of Operations Data:
Net sales	US$	8,283.1	US$	2,926.5	US$	1,491.2	US$	1,679.1	US$	1,096.6
Cost of goods sold		(7,223.3)		(2,621.9)		(1,345.6)		(1,191.3)		(796.3)
Gross profit		1,059.9		304.6		145.6		487.8		300.3
Selling expenses		(470.3)		(213.3)		(168.6)		(133.8)		(97.8)
General and administrative expenses		(271.3)		(140.1)		(115.1)		(121.1)		(72.0)
Operating income (loss)		318.3		(48.8)		(138.1)		232.9		130.5
Other income (expenses):
Financial income and (expense), net		203.7		(370.8)		116.8		289.4		(226.6)
Gain on tax recovery program		144.8		—		—		—		—
Other		34.1		(2.3)		(3.7)		16.3		(5.5)
Income (loss) before income taxes and equity in income (loss) of affiliates		700.9		(421.9)		(25.0)		538.5		(101.6)
Income taxes (expense)/benefit		(184.8)		144.7		19.8		(188.8)		29.7
Income (loss) before equity in income (loss) of affiliates		516.1		(277.2)		(5.2)		349.7		(71.8)
Equity in income (loss) of affiliates		(10.3)		6.1		(0.2)		(0.0)		1.6
Loss (net income) attributable to noncontrolling interests		(174.0)		83.0		22.0		(173.0)		33.1
Net income (loss)	US$	331.8	US$	(188.1)	US$	16.6	US$	176.7	US$	(37.1)
Balance Sheet Data:
Cash and cash equivalents	US$	623.7	US$	508.8	US$	68.4	US$	316.5	US$	29.2
Marketable securities		—		—		1,014.5		281.9		368.8
Inventories		587.7		477.8		337.7		247.5		187.2
Property, plant, and equipment, net		4,146.5		2,259.4		2,108.1		1,194.1		1,008.1

	For Twelve Months ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008		2007		2006
	(in millions of US$)
Goodwill		1,362.1		888.8		772.6		491.9		497.9
Total assets		8,995.0		5,421.1		5,269.1		3,253.4		2,691.8
Current liabilities		1,171.5		1,164.7		359.1		274.2		397.1
Estimated liability for legal proceedings and labor claims		294.6		497.6		494.1		379.2		462.2
Long-term debt		2,845.7		1,251.1		1,249.3		1,342.5		941.7
Equity attributable to noncontrolling interests		1,338.9		544.5		796.8		463.6		287.6
Capital stock		2.7		2.7		2.7		2.7
Equity attributable to shareholders of Cosan Limited	US$	2,344.2	US$	1,596.2	US$	1,995.7	US$	473.6	US$	294.3
Other Financial and Operating Data:
Depreciation and amortization	US$	488.5	US$	290.7	US$	236.1	US$	187.4	US$	98.6
Net debt(1)	US$	2,560.0		1,420.7		90.8		697.9		517.4
Working capital(2)		990.4		362.8		1,503.8		865.3		563.2
Cash flow provided by (used in):
Operating activities		811.0		256.6		57.6		284.0		86.0
Investing activities		(1,044.8)		(787.8)		(1,441.7)		(251.6)		(825.5)
Financing activities	US$	153.0	US$	871.9	US$	1,023.3	US$	222.8	US$	725.9
Crushed sugarcane (in million tons)		50.3		43.1		40.3		36.2		27.9
Own sugarcane (in million tons)		23.5		22.7		22.3		21.6		17.2
Growers sugarcane (in million tons)		26.8		20.4		18.0		14.5		10.7
Sugar production (in thousand tons)		3,513.0		3,179.2		3,241.0		3,182.3		2,328.4
Ethanol production (in million liters)		1,834.0		1,688.4		1,524.6		1,236.6		915.0
Earnings per share (basic and diluted)	US$	1.23	US$	(0.76)	US$	0.09	US$	1.83	US$	(0.35)
Number of shares outstanding		270,687,385		270,687,385		226,242,856		96,332,044		96,332,044
Dividends paid		—		—		—	US$	37.3		—
_____________
(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in our consolidated financial statements as other non-current assets. Net debt is not a U.S. GAAP measure.

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

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the “international transfers of reais”), including those made through the so-called non-resident accounts (also known as CC5 accounts). The Central Bank has allowed the real to float freely since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005, 2006 and 2007, however, the real appreciated in relation to the U.S. dollar by 8.8%, 13.4%, 9.5% and 20.7%, respectively. In 2008, the real depreciated against the U.S. dollar by 24.2%, and in 2009, the real appreciated against the U.S. dollar by 34.2%.  In 2010, the real appreciated against the U.S. dollar by 10% mainly due to the impact of the global crisis that resulted in the depreciation of real against the U.S. dollar in 2009. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Period-end		Average for Period		Low		High
			(reais per U.S. dollar)
Fiscal Year Ended:
April 30, 2006	R$	2.0892	R$	2.2841	R$	2.0892	R$	2.5146
April 30, 2007		2.0339		2.1468		2.0231		2.3711
April 30, 2008		1.6872		1.8283		1.6575		2.1124
March 31, 2009		2.3152		2.0047		1.5593		2.5004
March 31, 2010		1.7810		1.7852		1.7637		1.8231
Month Ended:
April 2010		1.7306		1.7566		1.7306		1.7806
May 2010		1.8167		1.8063		1.7315		1.7806
June 2010		1.8015		1.8065		1.7663		1.8658
July 2010		1.7572		1.7696		1.7525		1.8006
August 2010		1.7560		1.7596		1.7489		1.7731
September 2010 (through September 14, 2010)		1.7076		1.7251		1.7076		1.7441
_____________
Source: Central Bank.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our BDRs on BM&FBOVESPA, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan, which will be made in reais. See “Item 3D. Risk Factors—Risks Related to Brazil”.

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

If we are unable to maintain sales at generally prevailing market prices for ethanol and sugar in Brazil and internationally, or if we are unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, our ethanol and sugar business may be adversely affected.

Sugar prices continued to increase during 2010, reflecting the deficit in global sugar production principally due to the drop in production in India, a large exporter of sugar that became a large importer.  Sugar prices in the current fiscal year reached the highest levels in nearly 30 years.

We have entered into definitive agreements to form a joint venture with Shell to further develop our business. We have not yet received necessary regulatory and governmental approvals, and we cannot guarantee that the joint venture will be consummated or that it will be successful.

On August 25, 2010, we successfully concluded negotiations with Shell International Petroleum Company Limited, or Shell, and entered into definitive agreements for the creation of a proposed joint venture relating to the production, supply, distribution and retailing of ethanol-based fuels.  The formation of the joint venture is expected to occur in the first half of 2011 and is subject to customary closing conditions, including receipt of required regulatory approval.

We cannot provide any assurance that we will be able to obtain necessary regulatory and governmental approvals to consummate the joint venture on acceptable terms or predict whether any conditions that may be imposed on our businesses in permitting the transaction to occur would have an adverse effect on our businesses. Moreover, assuming the joint venture is consummated, there can be no assurance that the joint venture will be successful and we cannot predict its effects on our business. We may incur unanticipated expenses, fail to realize anticipated benefits, disrupt relationships with current and new employees, customers and vendors or incur indebtedness.

Ethanol prices are directly correlated to the price of sugar, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses

The price of ethanol generally is closely associated with the price of sugar and is increasingly becoming correlated to the price of oil. A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a correlation between Brazilian ethanol prices and world sugar prices.

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

We have begun operations at our greenfield plant in the State of Goiás, the Jataí mill, which will be able to crush approximately 4 million tons when operating at full capacity by 2013.  The Jataí mill is part of our project to build three ethanol greenfield mills in the State of Goiás.  However,  the investments in the other two plants are currently on hold and may be cancelled.  Our Carapó greenfield project, which we acquired as part of the Nova América acquisition, began operating in the third quarter of fiscal year 2010.

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

Our current total installed energy cogeneration capacity is approximately 860 MW, which are used to generate energy for our own industrial operations and to export surplus energy. Out of our 23 mills, six delivered energy to the Brazilian electricity grid in fiscal year 2010. Six additional energy co-generation projects will become operational between 2010 and 2012. We estimate that by 2012, we will have a total installed energy cogeneration capacity of 1,213 MW, out of which 869 MW will be from plants that will sell excess energy to the grid. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of volatility of sugar prices and exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. In fiscal year 2006, we experienced losses of US$209.4 million from sugar price and exchange rate hedging transactions. In fiscal year 2007 and fiscal year 2008, we experienced gains of US$190.6 million and US$49.3 million, respectively, from sugar price and exchange rate hedging transactions. In fiscal year 2009, we experienced gains of US$22.9 million, and in fiscal year 2010 we experienced gains of US$151.1 million.  We may incur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could adversely affect our financial performance during periods in which commodities prices decrease.

We face significant competition, which may adversely affect our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than our company. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Louis Dreyfus Commodities - Santelisa Vale (the second largest ethanol and sugar producer in Brazil), Guarani (the third largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar”. During the 2009/2010 harvest, Copersucar was comprised of 38 producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

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

In fiscal year ended March 31, 2010, our net sales from exports represented 13.6% of our total net sales.

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

We have recently entered into definitive agreements with Shell for the creation of a proposed joint venture.  See “Item 4. Information of the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructuring,”  However, currently, we may not be able to estimate accurately the impact this event will have on our business.  We will not be able to quantify the effects in our financial statements until after Shell’s financial information becomes public and both Shell and we provide information about the synergies expected with the creation of the joint venture.  We cannot assure you that the joint venture will be successful nor can we predict its effects on our business.

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

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. For example, we are purchasing new harvesters and increasing our mechanical harvesting with the goal of reducing sugarcane burning according to the Agri-Environmental Sugarcane Protocol. In areas that are suitable for the replacement of a manual harvest with a mechanical harvest, the burning of sugarcane must be reduced as follows: (1) 70% of the harvested area by 2010; and (2) 100% of the harvested area by 2014. For areas that do not technically allow the replacement of a manual harvest with a mechanical harvest, the burning of sugarcane must be reduced as follows: (1) 30% of the harvested area by 2010; and (2) 100% of the harvested area by 2017. We may not be able to achieve the cost savings that we expect to realize from this and other initiatives.  Any failure to realize anticipated cost savings may adversely affect our competitiveness and financial performance.

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

Approximately 35% of our sugarcane is currently harvested by burning the crop, which removes leaves and destroys insects and other pests. The State of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. We currently incur significant costs to comply with these laws and regulations, and there is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, as a result, our ability to operate our own plants and harvest our sugarcane crops may be adversely affected.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from R$50.00 to R$50,000 million (US$27.93 to US$27.930 million) and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest, and we are affected by seasonality of the sugarcane growing cycle.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content. In addition, our business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in November to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the last quarter of the fiscal year. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business and financial performance.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is our principal raw material used for the production of ethanol and sugar. In fiscal year 2010, sugarcane purchased from suppliers accounted for 53.4% of our total sugarcane crushed.. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of March 31, 2010, we also leased 437,698 hectares under 2,128 land lease contracts with an average term of five years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

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

Our operations will be subject to risks affecting our agricultural properties and facilities, including fire potentially destroying some or our entire yield and facilities. In addition, our operations are subject to hazards associated with the manufacture of inflammable products and transportation of feed stocks and inflammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties. Our Da Barra mill was responsible for approximately 12% of our total sugar production in the 2009/2010 harvest. Any material damage to our Da Barra mill would adversely affect our production volumes and, consequently, our financial performance.

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

One of the principal disadvantages of Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of our business strategy, we are investing in areas where existing transportation infrastructure is under developed. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transport may affect our position as low-cost producer, so that our ability to compete in world markets may be impaired.

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

A substantial portion of our sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In fiscal year 2010, four of our customers accounted for approximately 27% of our net sales of sugar. In the same fiscal year, five of our customers accounted for approximately 75% of our ethanol volume sold. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of our customers.

Our subsidiary’s port concession is subject to termination by the granting authority.

We own and operate a sugar-loading terminal at the Port of Santos in the State of São Paulo through our subsidiary Rumo Logística S.A., or “Rumo Logística”.  This port terminal is a result of the association of two previous terminals, Cosan Operadora Portuária S.A., or “Cosan Portuária”, and Teaçu Armazéns Gerais S.A., or “Teaçu” (previously owned by Nova América).  The close proximity of our mills to the port enables us to benefit from lower transportation costs. Pursuant to the port concession agreement with the State of São Paulo’s Port Authority (Companhia de Docas do Estado de São Paulo – CODESP), or “CODESP,” Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement.  We are already discussing with the CODESP the renewal of this concession, but we cannot provide assurances that we will be able to renew the concession at all or on favorable terms.  The South Terminal concession (formerly Teaçu) was initially scheduled to expire in 2016, but has been extended until 2036.  All port concessions may be unilaterally terminated by the granting authority prior to that time upon:

•	expropriation of the port concession in the public interest;

•
default by Rumo Logística in the performance of its obligations under the port concession agreement, including the payment of concession fees or failure to comply with other legal and regulatory obligations;

•	Rumo Logística’s failure to comply with determinations by the granting authority; or

•	bankruptcy or dissolution of Rumo Logística.

Termination of the port concession agreement may adversely impact our transportation costs and the turn-around time for the export of our products as well as our revenues from service agreements related to our port facilities.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us totaling US$1,250.3 million, and as to which, at March 31, 2010, we recorded a provision totaling US$294.6 million, net of judicial deposits totaling US$94.1 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

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

Our subsidiary Rumo Logistica may not obtain the expected return of the contracts with ALL.

Our indirect subsidiary Rumo Logística entered into long term contracts with ALL – América Latina Logística S.A., or “ALL”, providing that Rumo Logística will make investments to expand ALL’s rail transport capacity in exchange for ALL transporting raw sugar and other derivatives. The contracts provide that Rumo Logística will invest approximately R$1.2 billion in a rail transport system, to be supported by ALL’s operations, with investments in (1) the duplication, expansion and improvements to the railway line and the yards in the Bauru-Santos/São Paulo railway corridor, sharply increasing its operating capacity; (2) the acquisition of locomotives and hopper railcars; and (3) the construction and expansion of terminals. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve; (2) competitive tariffs in comparison with road transport; (3) management of locomotive and wagon suppliers; and (4) payment of rent on equipment in proportion to the actual volume of the product transported. In the event Rumo Logística is not able to originate the volume of sugar to the transported, we may not receive the contractual fees, which could impact negatively the return of invested capital.

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

We are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations.

We are dependent upon Mr. Rubens Ometto Silveira Mello, our chairman, other members of senior management and certain members of our board of directors, especially with respect to business planning, strategy and operations. If any of these key members of our management leaves our company, our business and financial performance may be negatively affected. Our business is particularly dependent on Mr. Rubens Ometto Silveira Mello, who is also our controlling shareholder. We currently do not carry any key man insurance.

We are indirectly controlled by a single individual who has the power to control us and all of our subsidiaries.

Mr. Rubens Ometto Silveira Mello, our controlling shareholder and chairman, has the power to indirectly control us, including the power to:

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, 9.8% in 2008 and deflation of 1.71% in 2009. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”, published by the IBGE, the Brazilian price inflation rates were 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, and 4.3% in 2009. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In fiscal year 2004, the real devalued slightly by 1.9%, ending at R$2.945 per US$1.00. In fiscal year 2005, the real ended at R$2.531 per US$1.00, which represented a 14.0% appreciation. In fiscal year 2006, the real appreciated by 17.5%, ending at R$2.089 per US$1.00. In fiscal year 2007, the real appreciated by 2.6%, ending at R$2.034 per US$1.00. In fiscal year 2008, the real appreciated by 20.5%, closing at R$1.687 per US$1.00. In transition fiscal year 2009, the real devalued by 37.2%, closing at R$2.315 per US$1.00. In fiscal year 2010, the real depreciated by 23.1%, closing at R$1.781 per US$1.00 on March 31, 2010.

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

Because a substantial portion of Cosan’s indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to Cosan’s indebtedness as of March 31, 2010 was US$1,717 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

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

•	the tag-along rights described under “Item 10. Additional Information—B. Memorandum and Bye-laws—Description of Share Capital—Tag-along Rights”.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of March 31, 2010. In accordance with lock-up agreements, holders of our class B common shares have agreed, subject to limited exceptions, not to offer, sell, transfer, or dispose in any other way, directly or indirectly before August 16, 2010 less than all of the class B common shares that they own. After the end of such lock-up period, such previously restricted class B common shares may be traded freely.

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

In February 2000, Cosan’s then shareholders approved an increase in the share capital of Irmãos Franceschi Agrícola Industrial e Comercial Ltda., Cosan’s predecessor company, in exchange for the contribution to Cosan of the Costa Pinto, Santa Helena, São Francisco and Tamandupá mills. As a result, Cosan became a corporation and changed its name to Cosan S.A. Indústria e Comércio. Since 2000, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings, taking strategic advantage of the deregulation of the sugar industry in Brazil.

Our operating activities are carried out primarily through Cosan, Cosan Alimentos S.A. (formerly known as Nova América S.A. – Agroenergia) and Cosan Açúcar e Álcool S.A., or CAA, (formerly known as Usina Da Barra S.A. Açúcar e Álcool, or Da Barra). We also operate a sugar port terminal at the Port of Santos through Rumo Logística and own a 66.67% interest in an ethanol terminal also located at the Port of Santos named TEAS. We currently operate 23 mills, two of which are leased from third parties (Junqueira and Dois Corregos) under operating leases. One of these mills incurs lease payments that are based on a percentage of its sales.

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 102.8% from approximately 24.8 million tons to approximately 60 million tons as of March 31, 2010, primarily through acquisitions, partnerships and corporate restructurings (after the completion of the Nova América acquisition, on June 18, 2009 we added approximately 10.6 million tons to our sugarcane crushing capacity). As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit have increased significantly.

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

•
In February 2006, Cosan purchased all of the equity capital of Corona from Aguassanta Comercial Exportadora e Importadora S.A., or “Aguassanta Comercial” (a company indirectly controlled by our chairman), S.A. Fluxo Comércio e Assessoria Internacional, or “Fluxo” and certain individuals, for

US$180.6 million (generating goodwill in an aggregate amount of US$196.4 million, due to liabilities assumed in an aggregate amount of US$15.9 million). Corona owns approximately 14,500 hectares of land located in the Ribeirão Preto region in the State of São Paulo and two mills (Bonfim and Tamoio) with a total annual sugarcane crushing capacity of approximately 6.0 million tons.

•	In March 2006, Cosan merged Usina da Barra S.A.—Açúcar e Álcool, and FBA, among other subsidiaries, into Corona and changed Corona’s name to Usina da Barra S.A.—Açúcar e Álcool, currently CAA.

•
In April 2006, Cosan acquired controlling interests in Bom Retiro for an aggregate purchase price of US$51.1 million (generating goodwill in an aggregate amount of US$16.4 million). At the time of the acquisition, Bom Retiro owned one mill (Bom Retiro) with an annual sugarcane crushing capacity of 1.2 million tons.

•	In October 2006, Mundial and Bom Retiro, among other subsidiaries, merged into Cosan.

•	In February 2007, Usina da Barra merged into Danco Participações S.A., having its corporate name changed to Usina da Barra S.A.—Açúcar e Álcool, currently CAA.

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

•
Aguassanta Participações S.A., or “Aguassanta” and Usina Costa Pinto S.A. Açúcar e Álcool, or “Costa Pinto”, controlling shareholders of Cosan and both indirectly controlled by our chairman, Mr. Rubens Ometto Silveira Mello, contributed their common shares of Cosan to us in exchange for 96,332,044 of our class B series 1 common shares. The common shares contributed to us by Aguassanta and Costa Pinto consist of 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares; and

•
Aguassanta then contributed our class B series 1 common shares to Queluz Holdings Limited, its newly created British Virgin Islands subsidiary, which is also indirectly controlled by our chairman, Mr. Rubens Ometto Silveira Mello, in a manner that resulted in Queluz Holdings Limited and Costa Pinto being our direct shareholders. As a result we currently own 96,332,044 common shares of Cosan, representing 51.0% of Cosan’s outstanding common shares.

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

•
On April 23, 2008, Cosan entered into an agreement with Exxon, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries, or “Essobrás”, a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008, Cosan completed the acquisition of all of the outstanding shares of Essobrás for a purchase price of approximately US$715 million and assumed debts in the amount of US$175 million. On January 16, 2009 the corporate name of Essobrás was changed to Cosan Combustíveis e Lubrificantes S.A. At the time of the acquisition, CCL had a distribution network of more than 1,500 stations in Brazil and 40 fuel distribution centers. Additionally, CCL registered annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million cubic meters of VNG and 127,000 cubic meters of lubricants produced at our plant in Rio de Janeiro, which will continue to offer products under the Esso and Mobil brands, developed using Exxon’s global technology. With this acquisition, we expanded our business model to become the first integrated renewable energy company in the world, with operations ranging from sugarcane cultivation to fuel distribution and sales in the retail market.

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

•
In October 2008, a private subscription was announced involving US$50 million by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and up to US$150 million by the funds managed by Gávea Investimentos Ltda., at US$4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result, Mr. Rubens Ometto Silveira Mello holds 41.5% of our total capital and 86.1% of our voting capital.

•
On April 9, 2009, Cosan and Rezende Barbosa, concluded the port terminals combination of Cosan and Teaçu, a subsidiary of Rezende Barbosa.  As a result, Cosan, through its subsidiary Novo Rumo acquired 100% of the outstanding shares of Teaçu for R$121 million (US$53.0 million) and shares representing 28.82% of Novo Rumo’s capital.  Teaçu holds a port concession in the City of Santos and operates a terminal dedicated to exporting sugar and other agricultural products.  As a result of the transaction, Cosan’s indirect participation in Novo Rumo’s capital is of 71.18%.

•
On June 17, 2009, Cosanpar Participações S.A., or Cosanpar, a wholly-owned subsidiary of Cosan, sold to Shell Brasil Ltda. its equity interest in Jacta Participações S.A., or “Jacta”, a distributor of aviation fuel that was part of Essobras.  Cosanpar received R$115.6 million (US$59.2 million) from the sale.

•
On June 18, 2009, Cosan entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay”.  The acquisition was carried out through the merger of Curupay into Cosan resulting in the issuance by Cosan of 44,300,389 new common shares, representing 11.89% of its corporate capital on June 18, 2009, fully subscribed and paid-in by Rezende Barbosa. The 11.89% reflects the interest acquired by Rezende Barbosa in Cosan’s capital. The total amount of Cosan’s capital increase was US$170 million, related to this transaction.

The principal investment of Curupay was the ownership of 100% of the outstanding shares of Nova América S.A. Agroenergia, or “Nova América”.  Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Nova América S.A. Agroenergia, and the “União” brand, which is the leading sugar brand in Brazil.  Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

•
On August 25, 2010, we successfully concluded negotiations with Shell and entered into definitive agreements for the creation of a proposed joint venture.  The formation of the joint venture is expected to occur in the first half of 2011 and is subject to customary closing conditions and receipt of required regulatory approval. The combined assets of the joint venture would result in an estimated enterprise value of US$12 billion. Cosan and its subsidiaries would contribute their sugar and ethanol businesses, their energy co-generation business, their fuel distribution and retail fuels businesses and their ethanol logistics assets and would transfer net debt of approximately US$2.5 billion to the joint venture.  Cosan and its subsidiaries would transfer additional debt of up to R$500 million from BNDES currently used for capital expenditures relating to the sugar and ethanol business from March 31, 2010 through the closing of the transaction. Shell and its affiliates would contribute their Brazilian fuel distribution and retail businesses, their Brazilian aviation fuels business, their beneficial interest in two companies (Iogen and Codexis) involved in the research and development of biomass fuel, including ethanol and a capital contribution resulting in cash proceeds to the proposed joint venture of approximately US$1.6 billion. See “Item 10. Additional Information — C. Material Contracts.”

•
The joint venture would consist of three separate legal entities: the Sugar & Ethanol joint venture would carry out the production of sugar and ethanol and co-generation activities; and the Downstream joint venture would carry out the supply, distribution and sale of fuels in Brazil; and the Management joint venture would facilitate the building of a unified corporate culture.  The resulting company would have a network of approximately 4,500 fuel stations throughout Brazil, and the joint venture would be the third largest fuel retailer in the country, with strong potential for future growth.

•	Mr. Rubens Ometto Silveira Mello would serve as chairman of the board of directors (or equivalent body) of the joint venture.

•
Cosan would not contribute to the joint venture its lubricants manufacturing and marketing business, its logistics business carried out by Rumo Logística, its land prospecting and development business carried out by Radar Propriedades Agrícolas S.A., and its food retail brands such as “Da Barra” and “União”.

•
On July 2, 2010, Cosan entered into a subscription agreement with investment vehicles controlled by TPG Capital, or “TPG”, and Gávea Investimentos, or “Gávea”, pursuant to which, upon the closing of the transaction contemplated thereunder, the investors agreed to make an equity investment in Rumo Logística, that shall be made by means of a capital increase in the total amount of R$400 million

(US$224.9 million), to be paid by the investors in equal proportions, that will represent 12.5% of issued and outstanding capital stock of Rumo Logística for each investor.

Capital Expenditures

The following table sets forth our capital expenditures, net of cash received from sale of long term assets, for the fiscal year ended March 31, 2010, for the eleven months ended March 31, 2009 and fiscal year ended April 30, 2008:

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
	(in millions of US$)
Sugar cane planting costs	US$	149.0	US$	64.0	US$	142.5
Co-generation projects		259.5		161.8		99.7
Inter-harvest maintenance costs		146.5		64.3		89.6
Other operating capital expenditures		531.5		371.4		311.1
Acquisitions, net of cash acquired		2.0		714.4		102.0
Total		1,084.5		1,375.9		744.9

We are continuously searching for opportunities to increase our production capacity of sugar, ethanol and bio-electricity, including the development of greenfield projects. In fiscal year 2010, two new mills, the Jataí mill in the State of Goiás and Caarapó mill in the State of Mato Grosso do Sul (the latter is a project we inherited in its final stage of development with the Nova América acquisition) began operating.

Our capital expenditure program is focused on four key areas:

Greenfield Project

We have begun operations at two ethanol and sugar plants in the States of Goiás and Mato Grosso do Sul, Brazil. We have acquired the land for the industrial facilities and entered into leases for sugarcane cultivation. Our estimated capital expenditures for the Goiás (Jataí) project amounts to approximately US$500 million, US$360 million of which we plan to finance and for which we have obtained BNDES approval. Production at this facility began in the third quarter of fiscal year 2010 and is expected to reach full capacity by fiscal year 2013, with an expected crushing capacity of 4 million tons of sugarcane and production of approximately 97 million gallons (370 million liters) of ethanol per year. Our estimated capital expenditures for the Mato Grosso do Sul (Caarapó) project is approximately US$259 million US$155 million of which we plan to finance and for which we have obtained BNDES approval.  Production at this facility began in the third quarter of fiscal year 2010 and is expected to reach full capacity by fiscal year 2011, with an expected crushing capacity of 2 million tons of sugarcane and production of approximately 75 million liters (19.8 million gallons) of ethanol per year.

Expansion of Our Crushing Capacity

We intend to make additional investments to expand the crushing capacity of our mills. These investments are expected to be applied primarily to our Bonfim, GASA, Costa Pinto, Barra, Tamoio, Ipaussu e Junqueira mills, both in industrial equipment and in new sugarcane crop plantation.  See “—Acquisitions, Partnerships and Corporate Restructurings.”

Cogeneration Projects

We intend to invest in cogeneration projects in six of our existing 23 mills, which will allow these mills to sell energy to third parties. Besides those projects, we have already finalized cogeneration projects in Serra,

GASA, Costa Pinto, Rafard, Tarumã and Maracaí mills. By the end of 2012, all these projects will have received R$2.2 billion in investments, out of which R$1.5 billion have already been invested. We have obtained from BNDES financing of R$1.5 billion of this total.

Cosan has already won bids in seven government energy auctions and entered into five bilateral contracts to sell, during the next 15 years, approximately 2.500 GWh/year to the Brazilian electricity grid. We expect that four of our mills will start delivering in fiscal year 2011 energy to the grid.

Strategic Acquisitions along the Business Chain

We invested approximately US$1.0 billion in strategic acquisitions along the business chain in the past year.  We have added fuel distribution operations through the acquisition of downstream assets of ExxonMobil in Brazil and taken equity stakes in Radar, a newly incorporated land development company, Rumo Logística, a new sugar logistics company, and Uniduto, a newly incorporated company that is exploring an ethanol pipeline project in the central-south region of Brazil. In November 2007, we acquired 50% interest in Vertical UK LLP, a leading ethanol trading company.

On December 1, 2008, Cosan acquired 100% of the capital of Essobras (now CCL) and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from Exxon. On May 2009, we sold the aviation fuel business to Shell for US$59.2 million, aligned with our strategy of focusing on our core businesses.

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

On August 25, 2010, we entered into definitive agreements for the creation of a joint venture with Shell to combine certain assets. See “—Acquisitions, Partnerships and Corporate Restructurings.”

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

Sugar and Ethanol

•
Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 50.3 million tons in fiscal year 2010 (of which 46.6% came from our own sugarcane and 53.4% came from suppliers), 43.2 million tons in transition fiscal year 2009 and 40.3 million tons in fiscal year 2008;

•
Ethanol: the largest ethanol producer in Brazil and the fifth largest in the world, having produced 484.5 million gallons (1.8 billion liters) in fiscal year 2010, 441.2 million gallons (1.7 billion liters) in transition fiscal year 2009 and 402.8 million gallons (1.5 billion liters) in fiscal year 2008, and the largest exporter of ethanol in the world, having exported 155.3 million gallons (587.9 million liters) in fiscal year 2010, 120.4 million gallons (456.4 million liters) in transition fiscal year 2009 and 107.4 million gallons (406.5 million liters) in fiscal year 2008;

•
Sugar: the largest sugar producer in Brazil and the third largest sugar producer in the world, having produced 3.5 million tons in fiscal year 2010, 3.2 million tons in transition fiscal year 2009 and 3.1 million tons in fiscal year 2008, and the largest exporter of sugar in the world, having exported 3.1 million tons in 2010, 2.7 million tons in transition fiscal year 2009 and 2.6 million tons in fiscal year 2008;

•
Energy Co-generation: the world’s largest producer of energy from sugarcane bagasse. We currently have an installed energy capacity of 860 MW per year from our 23 plants, out of which six delivered energy to the grid in fiscal year 2010. Six additional energy co-generation projects will come online between 2010 and 2012. We estimate that by 2012 we will have a total installed energy capacity of 1,213 MW, out of which 869 MW will be from plants that will sell energy. We see co-generation of energy as strategic in our business as it allows for a more stable cash flow stream across commodity cycles, significantly reducing the volatility of our operations; and

•
Land Portfolio: the largest landowner in Brazil, with a portfolio of 153,205 acres, comprised of 31,560 acres of land harvested for grains and 121,645 acres harvested for sugarcane.  Radar land portfolio is valued at US$402 million. In fiscal year 2010, Radar recorded US$14.5 million in lease revenues.

Fuel Distribution and Lubricants

•
Fuel Marketing and Lubricants: a leading fuel distributor in Brazil with an estimated 5.3% market share in terms of volume sold in 2009, according to ANP. In fiscal year 2010, we recorded sales of 5.5 billion liters of fuels, principally gasoline, ethanol, diesel and fuel oil, as compared to 1.7 billion liters in transition fiscal year 2009 and 4.6 billion liters of fuels in 2008. We have a strong market presence in the South and Southeast regions of Brazil, where our fuel sales amounted to 2.4 billion liters (9.9% market share compared to the Sindicom companies) and 1.0 billion liters (10.2% market share compared to the Sindicom companies) in fiscal year 2010, respectively, as compared to 1.1 billion liters (6.6% market share) and 3.1 billion liters (6.4% market share) in 2008, respectively, according to Sindicom. The Southeast and South regions are the largest markets in Brazil, accounting for 49.0% and 20.3% in fiscal year 2010, respectively, of the Brazilian fuel market in terms of volume sold through Sindicom as compared to 49.6% and 17.3% in 2008, respectively, according to Sindicom. Following the consummation of the joint venture with Shell, we will be the third largest fuel distributor in Brazil. As of May 2010, we are the third largest lubricant player in Brazil. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the “Mobil” and “Esso” brands, among others, both of which are licensed to us until 2018 by ExxonMobil;

Sugar Logistics

•
Logistics operations: the owner of the largest bulk sugar port terminal in the world with a current annual loading capacity of 10 million tons.  We loaded 8.1 million tons in fiscal year 2010, generating net sales of US$76.1 million. We also started to provide transportation services for sugar through road and rail, which generated net revenues of US$8.6 million in fiscal year 2010. We expect Rumo Logística to become more significant over the next few years, as the transportation services started only recently in the last quarter of fiscal year 2010.

For our operations, other than our fuels marketing & lubricants, we operated 21 mills, two greenfields (Jataí and Caarapó that started operating in the end of this fiscal year), four refineries, two port facilities and numerous warehouses, as of March 31, 2010. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

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

Moreover, our market position in Brazil as the fourth largest distributor of fuel products provides us with competitive advantages. Our retail station network is supported by an efficient logistics and distribution network. We have a 5.3% market share of the Brazilian fuel distribution market and approximate 11.4% market share of the Brazilian lubricants market. The large scale of our operations provides us with competitive advantages, principally meaningful cost-efficiencies and integrated logistics. Additionally, our retail station network, strategically concentrated in urban areas of higher population density and thus higher throughput per station, cannot be easily replicated by competitors without significant capital investments in brand conversion. We believe that the “Esso” brand is associated with high quality and reputation, differentiating our company from other fuel retailers.

Integrated platform

We are engaged in both the agricultural, land development, and industrial aspects of ethanol and sugar production. We purchase as well as cultivate, harvest and process sugarcane. We produce approximately 45% of our sugarcane requirements on owned and leased land and purchase most of the remaining 55% mainly from third parties under long-term contracts. These contracts incorporate ethanol and sugar-linked purchase price provisions, which provide us with a natural hedge and mitigate the risk of potential margin compression. We also produce our own energy which lowers our energy costs and reduces our dependence on third parties. In addition, we own a sugar terminal and a stake in an ethanol terminal, both in the Port of Santos, the largest commercial port complex in South America, and numerous warehouses, which reduces our dependence on logistics services provided by third parties.

We also are a significant fuel distribution company in Brazil. Therefore, we have a fully integrated platform from sugarcane plantation to retail fuel distribution.  We will continue supplying ethanol to a diversified base of clients, and CCL will continue purchasing ethanol from multiple suppliers. As a result, we benefit from superior visibility on price formation, allowing us to better manage our inventory levels, with regard to ethanol and indirectly gasoline. In addition, a vertically integrated platform secures ethanol supply and optimizes our logistical, distribution and storage activities, saving storage and transportation costs. We believe we are in a unique position to anticipate market dynamics and increase our participation in the ethanol distribution market.

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

With the acquisition of CCL, we formed a fully integrated platform from sugarcane plantation to retail fuel distribution. The scale and integration advantages provide us with logistic synergies and unique market intelligence. We plan to improve our inventory and storage management to deliver ethanol through our retail fuel distribution network, by efficient use of our fuel tanks and the building of new distribution terminals near or at our mills.

Take advantage of the fast-growing ethanol demand.

Ethanol has become the most used fuel within the passenger vehicle industry in Brazil. According to ANP, demand for ethanol exceeded gasoline in 2008 due to the anhydrous ethanol blended gasoline. The increase in ethanol sales in Brazil has been supported by the increase in flex-fuel cars sold in Brazil. In fiscal year 2010, flex-fuel car sales accounted for 88% of total new vehicle sales in Brazil, according to ANFAVEA. We plan to increase our presence in the Brazilian ethanol market and take advantage of the fragmentation in the supply of ethanol where we are the largest player and account for approximately 7.5% of the market. We believe we are well positioned to benefit from increasing ethanol demand, since our vertical integration with CCL optimizes our logistical, distribution and inventory management capabilities.

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

We will continue to focus on improving the efficiency of our operations in the fuel distribution and lubricants business by focusing on three key areas: (1) exploring synergies among our business units, (2) maximizing the utilization of our retail stations and (3) focusing on the highest-value lubricant products. Our vertical integration, combining market intelligence, production and distribution strategies, will allow for synergies in logistics and acquiring ethanol, further reducing our costs by means of inventory optimization, transportation efficiencies and infrastructure rationalization. We continuously monitor the profitability and use of each service station in the retail network and eliminate underperforming sites, particularly in regions we consider less strategic. We will also continue to focus on high-grading our lubricant product mix and distributor network to be more heavily weighted towards higher margin products. In 2009, our premium, higher margin products represented approximately 72% of our lubricant volume sold, an increase of approximately eight percentage points from approximately 64% in 2008. In addition, we have also re-channeled our sales directly through 15 well-established, exclusive high-grade distributors.

Continue increasing sales of premium lubricants products

Sales of premium products, such as synthetic lubricants (i.e., Mobil 1 RACING 2T and Mobilith SHC 007), represented approximately 72% of our total lubricant volume sold in calendar year 2009, a significant increase compared to approximately 64% in 2008. We plan to continue improving our product mix and margins by focusing on premium high margin products. We plan to continue investing in marketing, training our employees and exclusive distributors, developing new innovative products and delivering superior services.

Increase investments in cogeneration

We are self-sufficient in energy by generating our own electricity through the burning of sugarcane bagasse in boilers.  Our current total installed capacity of cogeneration energy is approximately 860MW from our 23 plants. In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz - CPFL, one of the largest electric power distributors in the State of São Paulo.  We sell energy through bilateral contracts (we currently have contracts with CPFL and Grupo Rede) and through energy auctions promoted by the government, having participated in three auctions of "new energy" in 2005, 2006 and 2008. Currently, we plan to invest in our 10 mills and two greenfield projects, out of our 23 producing units, that have already settled contracts to sell energy to third parties. These investments would sum approximately US$1.2 billion and would allow Cosan to sell approximately 2,500 GWh per year. We believe that energy sales will represent a significant source of additional and stable cash flow.

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

Operations

Sugar and Ethanol segment

Sugarcane is the principal raw material used in the production of ethanol and sugar. Sugarcane is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The soil, topography, climate and land availability of the Center-South region of Brazil are ideal for the growth of sugarcane. The Center-South region of Brazil accounted for approximately 86.9% of Brazil’s sugarcane production in the 2009/2010 harvest.

As of March 31, 2010 we leased 437,698 hectares, through 2,128 land lease contracts with an average term of five years. Six of these contracts (covering 30,260 hectares, or 7.6% of the land leased by us) are entities controlled by our chairman and controlling shareholder under arms-length terms. In accordance with these land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA. In fiscal year 2008, we paid an average of 16.9 tons of sugarcane per hectare, and an average of 122.8 kilograms of TSR per ton of sugarcane, at an average cost of US$0.2987 million per kilogram of TSR under our land lease contracts. In transition fiscal year 2009, we paid an average of 17.2 tons of sugarcane per hectare, and an average of 121.6 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1461 million per kilogram of TSR under our land lease contracts. In fiscal year 2010, we paid an average of 17.52 tons of sugarcane per hectare, at an average cost of US$0.1751 per kilogram of TSR under our land lease contracts. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Recurring Transactions with Shareholders.”

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

We harvested from owned or leased lands 46.6%, or 23.4 million tons, of the sugarcane that we crushed in fiscal year 2010, and purchased from third-party growers the remaining 26.9 million tons of sugarcane, or 53.4% of the total amount of sugarcane that we crushed in fiscal year 2010. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last three fiscal years.

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Years Ended April 30,
	2010	%	2009	%	2008	%
	(In millions of tons, except percentages)
Sugarcane harvested from owned/leased land	23.4	46.6	22.7	53.0	22.3	56.0
Sugarcane purchased from third-parties	26.9	53.4	20.4	47.0	18.0	44.0
Total	50.3	100.0	43.1	100.0	40.3	100.0

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

Ideally, the sugarcane should be harvested when the crop’s sucrose content is at its highest level. Harvesting is either done manually or mechanically. As of March 31, 2010, 35.5% of our sugarcane is harvested manually. Manual harvesting begins by burning the sugarcane field, which removes leaves and destroys insects and other pests. The amount of the crop that we may burn is subject to environmental regulations. The remaining 64.5% of our sugarcane is harvested mechanically.

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

In fiscal year 2010, our accumulated sugar extraction was 129.8 kilograms of TSR per ton of sugarcane and our agricultural yield was 91.4 tons of sugarcane per hectare, compared to our average sugar extraction yield of 139.0 kilograms of TSR per ton of sugarcane and 91.0 tons of sugarcane per hectare in transition fiscal year 2009, and 142.5 kilograms of TSR per ton of sugarcane and 84.4 tons of sugarcane per hectare in fiscal year 2008.

The average Brazilian sugar extraction yield for the 2009/2010 harvest was 130.68 kilograms of TSR per ton of sugarcane and the agricultural yield was 82.1 per hectare. The average Center-South sugar extraction yield for the last five years was 141.2 kilograms of TSR per ton of sugarcane and 84.0 tons of sugarcane per hectare. The average Brazilian sugar extraction yield for the 2008/2009 harvest was 140.2 kilograms of TSR per ton of sugarcane and the agricultural yield was 82.3 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the 2007/2008 harvest was 142.5 kilograms of TSR per ton of sugarcane and 90.8 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the last five years was 144.6 kilograms of TSR per ton of sugarcane and 87.8 tons of sugarcane per hectare.

Milling Facilities

Once the sugarcane is harvested, it is loaded onto trucks and riverboats owned by third parties and transported to one of our 23 mills for inspection and weighing. The average distance from the fields on which our sugarcane is harvested to our mills is approximately 24 kilometers (or approximately 15 miles). The proximity of our milling facilities to the land on which we cultivate sugarcane reduces our transportation costs and enables us to process the sugarcane within up to 48 hours of harvesting, thereby maximizing sucrose recovery as sucrose concentration in sugarcane starts to decrease upon harvesting. Currently our average sugarcane freight cost is US$3.14 per ton of sugarcane.

In fiscal year 2010, we crushed 50.3 million tons of sugarcane, or approximately 8.4% of Brazil’s total sugarcane production. In transition fiscal year 2009, we crushed 43.1 million tons of sugarcane, or approximately 7.6% of Brazil’s total sugarcane production. In fiscal year 2008, we crushed 40.3 million tons of sugarcane, or approximately 8.2% of Brazil’s total sugarcane production. Currently, we operate a total of 23 milling facilities, 21 of which we own and two of which we lease, with approximately 60 million tons of crushing capacity. Our Da Barra mill has the world’s second largest crushing capacity (approximately 7 million tons). twenty of our mills are prepared to produce both sugar and ethanol and the other two prepare only sugar. Jataí, our greenfield, produces ethanol only. We also own four sugar refineries and four packaging facilities.

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

The following diagram presents a schematic summary of the above-described ethanol production flow:

Production Capacity and Output

Our current annual ethanol production capacity is approximately 660 million gallons (2.5 billion liters). All of our mills produce ethanol except for the São Francisco and Bonfim mills. We were the largest producer of ethanol in Brazil in fiscal year 2008, transition fiscal year 2009 and fiscal year 2010, producing approximately 326.7 million gallons (1.2 billion liters) of ethanol, representing approximately 402.8 million gallons (1.5 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production in fiscal year 2008, approximately 446.0 millions gallons (1.7 billion liters) of ethanol, representing approximately 6% of Brazil total ethanol production in transition fiscal year 2009 and approximately 484.5 million gallons (1.8 billion liters) of ethanol, representing approximately 7% of Brazil’s total ethanol production in fiscal year 2010.

Products

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for ethanol-only fueled vehicles and for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 51% of our ethanol production in fiscal year 2008, 57% in transition fiscal year 2009 and 66% in fiscal year 2010.

Customers

We sell ethanol primarily through gasoline distributors in Brazil mainly at the mill that sell it to retailers that then sell it at the pump to customers. The distributors are required by law to distribute gasoline with an ethanol content ranging from 20% to 25%. Since July 1, 2007, the required ethanol content for gasoline has been set at 25%. In January 2010, the Brazilian government temporarily reduced the ratio of anhydrous ethanol in the C gasoline blend to 20% during the months of February, March and April 2010, seeking to minimize the impact of the lower ethanol supply in this period of inter-harvest. The main distributors in Brazil include Petrobras Distribuidora S.A., Shell Brasil Ltda., Esso Brasileira de Petróleo Ltda. (whom we have acquired), and Cia. Brasileira de Petróleo Ipiranga which has recently acquired Texaco Brasil Ltda. Produtos de Petróleo, among others smaller distributors. We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In fiscal year 2008, transition fiscal year 2009 and fiscal year 2010, our largest ethanol customer was Shell Brasil Ltda., accounting for 14.8%, 20.1% and 23.0% of our total ethanol net sales, respectively. Pricing is based on the ESALQ index and payment generally occurs within 12 days from delivery.  We sell our surplus in Brazil on a spot basis.

In fiscal year 2010, we exported 27.4%, by volume, of the ethanol we sold, which consisted primarily of refined hydrous ethanol for industrial purposes, compared to 30.5% in transition fiscal year 2009, 26.4% in fiscal year 2008. Our main customers are trading companies, which distribute our products mainly to the United States, Japan and Europe. The table below sets forth customers that represent more than 5% of our ethanol net sales.

Market	Customer	% of Net Sales Fiscal Year Ended March 31, 2010
International	Vertical UK LLP.	8.6
Domestic	Petrobras Distribuidora S.A.	20.3
	Ipiranga Prod Petróleo S.A.	18.7
	Shell Brasil Ltda.	16.4
	Euro Petróleo do Brasil Ltda.	8.0

Sales and Distribution

In fiscal year 2010 our net sales from ethanol operations were US$936 million or 11.4% of our total net sales, compared to net sales of US$548.7 million in transition fiscal year 2009, or 18.7% of our total net sales in that year, and net sales of US$604.7 million in fiscal year 2008, or 40.5% of our total net sales in that year.

The following table sets forth our domestic net sales and volumes of ethanol for the periods indicated:

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
Domestic net sales (in millions of US$)	US$	710.5	US$	361.6	US$	438.6
% of total net sales		8.6		12.4		29.4
Domestic sales volume (in millions of liters)		1,559.7		1,038.7		1,130.6
% of total ethanol sales volume		72.6		69.5		73.6

The following table sets forth our export net sales and volumes of ethanol for the periods indicated:

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
Export net sales (in millions of US$)	US$	226.0	US$	187.1	US$	166.1
% of total net sales		2.8		6.4		11.1
Export sales volume (in millions of liters)		587.9		456.4		406.5
% of total sales volume		27.4		30.5		26.4

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

The majority of our ethanol customers in Brazil receive shipments of ethanol at our mills. In fiscal year 2010, we distributed, through third parties, approximately 16%  of our ethanol production in Brazil. We transport the ethanol that we produce for export to the Port of Santos primarily through third-party trucking companies.

Ethanol Prices

The price of ethanol we sell in Brazil is set according to market prices, using the indices for ethanol published by ESALQ and BM&FBOVESPA, indices for ethanol as a reference. The prices of the industrial and neutral ethanol (a type of ethanol which has low impurity levels and is used as a raw material in the food, chemical and pharmaceutical industries) that we sell are also determined in accordance with market prices, which historically has been approximately 10% higher than the price of fuel ethanol. Prices of ethanol for export are set according to international market prices for ethanol. The international ethanol market is highly competitive. In May 2004, the New York Board of Trade began trading a futures contract for ethanol, known as the World Ethanol Contract.

The following table sets forth our average selling prices (in US$ per thousand liters) for ethanol in the Brazilian market and for exports for the periods indicated:

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
Brazilian average ethanol selling price	US$	384.4	US$	348.1	US$	394.5
Export average ethanol selling price		455.5		409.9		503.5
Average ethanol selling price	US$	436.1	US$	367.0	US$	417.1

Ethanol Loading Terminal at the Port of Santos

On March 31, 2010 we owned a 66.67% interest in TEAS, an ethanol loading terminal at the Port of Santos, fully dedicated to ethanol exports that has a storage capacity of approximately 10.6 million gallons (40 million liters) of ethanol and loading rate of approximately 960,000 m3 per year.

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

Production Capacity and Output

In fiscal year 2008, we sold 3.1 million tons of sugar, representing 11.8% of Brazil’s total sugar production output. In transition fiscal year 2009, we sold 3.1 million tons of sugar, representing 10.2% of Brazil’s total sugar production output. In fiscal year 2010, we sold 4.1 million tons of sugar, representing 12.5% of Brazil’s total sugar production output.

As the production capacity of our mills is used for both ethanol and sugar, if we had produced only sugar (one ton of VHP sugar is equivalent to approximately 156 gallons (592 liters) of anhydrous ethanol and 163 gallons (618 liters) of hydrous ethanol), our sugar production for fiscal year 2008, transition fiscal year 2009 and fiscal year 2010 would have been approximately 5.2 million tons, approximately 5.7 million tons, approximately 5.9 million tons, and approximately 6.5 million tons, respectively, which would have made us the second largest sugar producer in fiscal year 2008 and the largest world sugar producer in transition fiscal year 2009 and fiscal year 2010.

Products

We produce a wide variety of standard sugars, including raw sugar (also known as VHP sugar), crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar. Currently, almost all of our mills produce standard ethanol and sugar, other than the São Francisco and Tamoio mills that only produce sugar and the Jataí mill, which produces only ethanol. The São Francisco mill and the Da Barra mill are our mills that produce refined sugar. The “Da Barra” brand is the second largest in the Brazilian market in terms of volume and, after Nova América’s acquisition, we also sell sugar under the União brand, which is the largest in the Brazilian market in terms of volume.

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

Customers

We sell sugar to a wide range of customers in Brazil and in the international markets. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. Our customers in Brazil include retail supermarkets, foodservice distributors and food manufacturers, for which we primarily sell refined and liquid sugar. The table below sets forth customers that represent more than 4% of our sugar net sales.

Market	Customer	% of Net Sales For Fiscal Year Ended March 31, 2010
International	Sucres et Denrées	14
	Coimex Trading Ltd./	5
	Tate & Lyle International	4
	Cargill International S.A.	4

For the Brazilian market, we sell sugar to a broad and consistent client base but we do not commit to set volumes or prices in advance.

Sales and Distribution

The following table sets forth our export sales and volumes of sugar for the periods indicated:

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
Export net sales (in millions of US$)	US$	1,240.8	US$	734.0	US$	649.8
% of total net sales		15.1		25.1		43.6
Export sales volumes (in thousands of tons)		3,079.9		2,693.2		2,641.3
% of total sales volume		74.5		88.3		84.8

The following table sets forth our domestic net sales and volumes of sugar for the periods indicated:

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
Domestic net sales (in millions of US$)	US$	569.3	US$	109.1	US$	134.7
% of total net sales		6.9		3.7		9.0
Domestic sales volumes (in thousands of tons)		1,054.7		358.5		473.1
% of total sales volume		25.5		11.7		15.2

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

	For Fiscal Year Ended March 31,		For Eleven Months Ended March 31,		For Fiscal Year Ended April 30,
	2010		2009		2008
	(US$/ton)
Domestic average sugar selling price	US$	539.7	US$	304.3	US$	284.7
Export average sugar selling price (raw and refined)		402.9		272.5		246.0
Average sugar selling price	US$	437.8	US$	276.3	US$	251.9

Sugar Loading Terminal at the Port of Santos

Our exports of VHP sugar are shipped through the sugar loading terminal operated by our subsidiary, Rumo Logística, at the Port of Santos, which is located an average distance of 600 kilometers (approximately 370 miles) from our mills. Our sugar-loading terminal is equipped with modern freight handling and shipment machinery. The close proximity of our mills to the port enables us to benefit from lower transportation costs.

Our sugar-loading terminal has the capacity to load approximately 50,000 tons of sugar per day, and to store approximately 380,000 tons of sugar. The port facility serves clients, including Cosan, EDF&Man, Sucden, Bunge, Coimex, Cargill, LDC Corp and Noble among others, with their transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the State of São Paulo’s Port Authority, the concession granted to operate the south terminal (Cosan Portuária) will expire in 2036 and the concession granted to the north terminal (Teaçu), acquired in 2009, expires in 2016, and the renewal for an additional 20 years has already been requested.

In March 2009, Cosan, through its subsidiary Rumo Logística, entered into an agreement with América Latina Logística, or ALL, for the rail transportation of bulk sugar and other sugarcane by-products. The agreement envisages investments of approximately R$1.2 billion by Rumo Logística, which we expect to raise through equity and debt at the subsidiary level. In exchange, ALL will guarantee a monthly volume to be transported by railroad, which will amount to approximately 11 million tons per year to the Port of Santos.

On July 2, 2010, we entered into a subscription agreement with investment vehicles controlled by TPG and Gávea, pursuant to which, upon the closing of the transaction contemplated thereunder, the investors agreed to make an equity investment in Rumo Logística, that shall be made by means of a capital increase in the total amount of R$400 million (US$224.9 million), to be paid by the investors in equal proportions.

The subscription agreement is subject to certain conditions precedent, which must be met by September 30, 2010. At the closing of the transaction, TPG and Gávea shall subscribe and pay for the common shares and enter into a shareholders’ agreement. As of the date hereof, we hold, directly and indirectly, approximately 92.9% of the issued and outstanding capital stock of Novo Rumo, which, in turn, holds 99.9% of the issued and outstanding capital stock of Rumo Logística. Following the closing, Novo Rumo shall hold 75.0% and TPG and Gávea shall hold 25% of the issued and outstanding capital stock of Rumo Logística.

If there is no liquidity event, on the third anniversary of the closing of the transaction contemplated by the subscription agreement, TPG and Gávea shall have the right, during a 12-month period, to exchange the shares of Rumo Logística acquired pursuant to the subscription agreement for a total of 13,333,333 shares of common stock of Cosan at the price of R$30.00 per share of common stock. After such period, the exchange rights will expire. However, investors would have the option to exchange their shares if a change in control occurred at the Cosan level or if there were a material breach of determined obligations set forth in Rumo Logística Shareholders Agreement, not related to its economic, financial and operational performance.

Fuel distribution and lubricants

Our acquisition of CCL has placed us among the largest fuel distribution companies in Brazil. We distribute fuel and produce and distribute lubricants through CCL.

Fuel Distribution

Our fuel distribution business consists of the sale of fuel gasoline and ethanol products through our branded retail stores and to wholesale distributors.  We distribute ethanol, gasoline, diesel, NGV, kerosene and fuel oil. For fiscal year 2010, CCL’s net revenue from sales and services from fuel distribution operations were US$5.4 billion, or 66.2% of our total net revenue from sales and services.

We have a large, well-established distribution and logistics network to support our fuel marketing operations, with facilities strategically located in 20 states and concentrated near Brazil’s major fuel markets. Our distribution network consists of 48 terminals – ten owned by us, four joint ventures operated by us, 15 joint venture operated by others and 19 terminals in which we have throughput arrangements. These terminals have a total static storage capacity of 720 million liters, of which 208 million liters corresponds to our exclusive capacity.

We believe our best-in-class performance in safety, health and environmental protection is comparable to the highest international standards adopted by our peers, based on a wide range of management systems we apply to ensure operations integrity, consistent procedures and optimal behavior awareness in all aspects of our business. Safety is a top priority in our distribution terminals, where we have had a record of more than ten years of accident-free operations. As a result, our distribution organization received the ExxonMobil’s global Flawless Operations Award in each of the last five years, in recognition of our performance in safety, health and environment standards. In our logistic operations, our delivery vehicles (tank-trucks) traveled more than 19 million miles without an incident in 2010.

We purchase gasoline and diesel under contracts with Petrobras at set prices paid by us and our competitors.  The terms of our supply agreements with Petrobras are for one-year terms. We purchase our ethanol from Cosan and other suppliers in the spot market and, to a lesser extent, under contracts. The price is dependent on the price of sugar and demand.

Retail Division

In the fiscal year ended March 31, 2010, we sold approximately 5.5 billion liters of fuels through a network of 1,710 Esso-branded retail stations. We have a five-year licensing agreement with ExxonMobil for the use of the “Esso” brand, expiring in 2013, renewable at ExxonMobil’s sole discretion. We believe that the “Esso” brand is associated with a reputation for high quality, differentiating our company from certain other fuel retailers. We assist a majority of our independent dealers invest and improve their infrastructure through our market-assistance programs.

We believe that we are the second most efficient fuel distributor in Brazil among the five largest distributors measured by retail fuel volume sold per service station in 2008 and 2009, based on ANP data. We have an average throughput per Esso-branded retail station of 224,000 liters per month, well above the industry average of 154,000 liters per month. We believe that we achieved our high level of efficiency through a review of our retail network which we implemented over the last few years, resulting in the elimination of underperforming sites, particularly in less strategic areas.

Our retail network is concentrated in and around the most strategic Brazilian fuel markets. Approximately 56.1% and 17.7% of Esso-branded stations in Brazil are located in the Southeast and South regions of Brazil, respectively, reflecting a stronger presence in urban areas with higher population density. As a result, our exposure to passenger fuel such as gasoline and ethanol is higher than cargo fuels such as diesel. We believe that this is a key competitive advantage as passenger fuel has historically offered superior margins and growth compared to cargo fuels. Within our passenger fuels sales, our ethanol throughput per station offers significant growth potential compared to gasoline, a strategy we intend to intensely develop and build upon, particularly after being acquired by Cosan.  In fiscal year 2010, gasoline, diesel and ethanol accounted for 33.9%, 46.4% and 14.6% respectively, of our volume sold, which totaled 5.5 billion liters. In transition year 2009, which included the consolidated financial data for CCL for only four months, gasoline, diesel and ethanol accounted for 34.5%, 36.6% and 14.6%, respectively, of our volume sold, which totaled 1.7 billion liters.

We also have a significant presence in the convenience store market with 242 “Stop & Shop” and “Hungry Tiger” stores in Brazil, as of March 31, 2010. These are two of the leading brands in the Brazilian convenience store market with a combined revenue market share of 8.8% in 2008 and 8.8% in 2009 according to Sindicom. Our license for the use of these brands expires in 2013.  In addition, our convenience store brands have the highest monthly revenue per store in Brazil according to Sindicom, having sold US$32.6 thousand per store per month in 2007, well above the industry average of US$21.4 thousand per store per month. In fiscal year 2010, we sold US$17.8 thousand per store per month. We are not involved in the operation of the convenience stores. Instead, we are entitled to a start-up fee and to payments calculated as a percentage of convenience stores sales plus an amount for advertising expenses. In fiscal year 2010, we recorded consolidated net revenue from franchising fees from our convenience stores of US$4.3 million.

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

Lubricants

The total Brazilian lubricants market by volume of liters sold in fiscal year ended March 31, 2010 was approximately 1.1 billion liters, according to Sindicom, ranking Brazil as the world's fifth largest lubricants market by volume. In fiscal year 2010, CCL sold a total of 130.8 million liters of lubricants corresponding to an estimated market share of 11.8%, according to Sindicom, making us the fifth largest lubricant player in Brazil. In transition year 2009, in which we only consolidated 4 months of CCL, we sold a total of 34.3 million liters of lubricants. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the “Mobil” and “Esso” brands, among others, both of which are licensed to us until 2018 by ExxonMobil. We use distributors and Esso-branded retail stations to sell our lubricants products, as well as direct sales to industrial customers. We capture significant synergies by selling to our retail service station network and I&W customer accounts.

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

ExxonMobil is a leading brand in the lubricants industry, operating through global strategic alliances with automotive and industrial equipment manufactures, including Caterpillar, Mercedes-Benz, Peugeot and Toyota, collaborating to develop new formulations. We have a licensing agreement for our use of ExxonMobil’s brands and formulations until 2018, renewable at ExxonMobil’s sole discretion, which gives us access to ExxonMobil’s leading technology and international feedstock supplies.

We have focused on high-grading our product mix to be more heavily weighted towards higher margin products. In 2003, we commenced a plan to focus on simplifying our product offering and supply chain, with a particular emphasis on high margin products such as synthetic lubricants (i.e., Mobil 1 RACING 2T and Mobilith SHC 007). In 2008, our premium, higher margin products represented approximately 64% of our lubricant volume sold, an increase of approximately 10 percentage points from approximately 54% in 2006.  In calendar year 2009, our premium, higher margin products represented approximately 72.4% of our lubricant volume sold. In addition, we have also re-channeled our sales directly through 15 well-established, exclusive high-grade distributors. These efforts have resulted in a strong perception of quality and confidence in our products by our customer base.

Production Capacity and Output

Our lubricant operations consist of a wholly-owned Lubricants Oil Blending Plant, or LOBP, located in Rio de Janeiro, with annual production capacity of 1.6 million barrels of lubricants per year, including 48,000 barrels of grease per year for fiscal year 2010. As of August 2010, our LOBP facility had operated for almost fourteen years without a single lost-time incident, which represents more than 8 million worker-hours worked in a safe workplace over those years, and operates at a utilization rate of approximately 62% of its total capacity as of March 31, 2010. This utilization rate offers an opportunity for growth through expansion of our market share or participation in Brazil’s steady market growth with limited additional capital investments required. We also own a base oil terminal in Duque de Caxias and one secondary warehouse in Manaus.

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

Our LOBP provides an efficient and reliable local blending facility with the ability to import base oils.  Approximately 6% of our finished lubricants volumes comes from our branded service stations. Since 2004, our branded service stations have been entirely served by our distributors, highlighting the significant synergies between our fuel marketing and lubricants businesses.  On average, the LOBP receives approximately 3,000 orders per month, 4,800 invoices per month and has 2,200 shipments per month only or CIF (Cost, insurance and freight) with 56% of the volume delivered FOB during fiscal year 2010.  The LOBP was built as a grassroots facility and commenced operations in 1957. Significant investments were undertaken in 2002. The distribution and logistics system for LOBP relies on six packaged carriers, three bulk carriers and one inbound carrier to distribute the products. Our LOBP is also supported by warehouses in Duque de Caxias and Manaus.

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

Cogeneration is the production of two kinds of energy—usually electricity and heat—from a single source of fuel. In our process, sugarcane bagasse is burned at very high temperatures in boilers, heating the water that is transformed into steam. This steam can be used in the form of: mechanical energy (to move crushers, for example), thermo energy (to heat the juice in the crystallization process, for example) and electricity, when this steam is used to move turbo-generators. Historically, the energy produced by Brazilian mills has not been price competitive, when compared to the low cost Brazilian hydro-electricity.  Consequently, the majority of the groups in the sugar and ethanol sector have not invested in expanding their energy generation for sale, and the majority of the mills were constructed with low-pressure boilers, which are considered not to be the most efficient process.

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

All of our plants are currently energy self-sufficient and the majority of them use low-pressure boilers. In order to expand the energy cogeneration in our mills, we have to replace our current low-pressure boilers with new high-pressure boilers. The steam generated by burning the same amount of bagasse in high-pressure boilers will yield higher pressure and higher temperature and, in turn, turbo-generators will be able to produce significantly more electricity. Excess energy can be sold to the grid. In 2001, we invested in changing one of the boilers at Usina da Serra, which made it possible for us to generate excess electricity that we sold to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo, pursuant to a ten-year power purchase agreement. The installed capacity for third-party sales of this pilot project is only 9 MW. We currently have an installed energy capacity of 860 MW per year from our 23 plants, out of which six delivered energy to the Brazilian energy grid in fiscal year 2010. Six additional energy co-generation projects will come online between 2010 and 2012. We estimate that by 2012 we will have a total installed energy capacity of 1,213 MW, out of which 869 MW will come from plants that will sell excess energy to the grid.

In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz - CPFL, one of the largest electric power distributors in the State of São Paulo.  We sell energy through bilateral contracts (we currently have contracts with CPFL and Grupo Rede) and through energy auctions promoted by the government, having participated in three auctions of "new energy" in 2005, 2006 and 2008. Currently, we plan to invest in our ten mills and two greenfield projects, out of our 23 producing units, that have already settled contracts to sell energy to third parties. These investments would sum approximately US$1.2 billion and would allow us to sell approximately 2,500 GWh per year. We believe that energy sales will represent a significant source of additional and stable cash flow.

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

Since 2002, we have been selling carbon credits generated from the energy we sell at Serra mill. Through this pilot project we initiated our investments in electric energy cogeneration, in order to sell the surplus. The amount of energy sold annually is currently immaterial (approximately 30 GWh), which corresponds to 9000 CERs generated annually. The Serra mill has been accredited to sell CERs for an initial period of seven years, which expired in 2009, and we are currently requesting the renewal to sell CERs for an additional seven-year period, expiring in 2016. This project was a pioneer initiative recognized and approved by the United Nations as one of the first carbon credit trading projects in the world. We generate carbon credits as we are producing and selling a cleaner electricity generated from bagasse, which is a renewable source. As a result, when we send this energy to the grid, we are providing a substitute for a fossil fuel source of energy. This substitution is measured by companies accredited by the United Nations, through approved methodologies, to quantify the amount of carbon credits to be generated and therefore available for sale.

We are also developing six new projects in our Costa Pinto, Rafard, GASA, Barra, Jataí and Bonfim Mills, which are expected to generate 300,000 tons of carbon credits annually.  These six new projects are currently under development or requesting the appropriate certifications. Moreover, we believe that Cosan has a great potential for generating carbon credits, if similar projects are implemented in the other cogeneration plants. However, we cannot predict the future of this market, or to quantify our ability to generate and sell any amount of CERs, as these private sector emissions trading markets remain new, uncertain and very dynamic.

Sugar Logistics

Our sugar logistics operations are run through Rumo Logística, which we believe offers an integrated and cost competitive logistics solution to sugar producers located in the Center South of Brazil by transporting sugar from the mill by truck or rail to be loaded at its bulk sugar port terminal in Santos.  We also offer sugar storage services. Rumo Logística started in fiscal year 2010 to transport sugar by truck and rail for ourselves and other sugar producers. Rumo Logística is also the owner of the largest bulk sugar port terminal in the world at the Port of Santos with a current annual loading capacity of 10 million tons, having loaded 8.1 million tons in fiscal year 2010. We are currently investing in this facility to add an additional wharf to the terminal to increase capacity from the present 10 million tons to 18 million tons by 2014. After the expansion, the port terminal will have the capacity to support 70% of the volume exported by the Center-South region sugar producers of Brazil.

In order to expand its operations, on March 9, 2009, Rumo Logística signed a long-term agreement with América Latina Logística S.A., or ALL, providing for the transportation by ALL of raw sugar and other sugar derivatives and the expansion of ALL’s rail transport capacity through investments in ALL’s rail network.  As part of the agreement, Rumo Logística will invest up to R$1.3 billion in a rail transportation system to be operated by ALL, including rolling stock and permanent ways, modern locomotives and hopper railcars and trans-shipment warehouses. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve reaching 1.09 million tons per month during the sugar season starting in the 4th year, (2) competitive tariffs to sugar producers compared to truck transportation alternatives available to them, (3) project management in connection with the planned investments, and (4) payment of a rent per ton of sugar transported for the investments undertaken by Rumo Logística. To finance these capital expenditures, Rumo Logística has already contracted R$370 million of long term credit facilities from BNDES and raised capital with an equity private partner through the sale of a minority ownership stake. We expect Rumo Logística to obtain an additional credit facility from BNDES to fund the remaining capital expenditures.

Competition

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the last several years. Most of this activity has involved companies and facilities located in the Center-South region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 320 sugar mills and 100 company groups participating. We are the largest ethanol and sugar producer in Brazil in terms of production volume and sales, with 50.3 million tons of crushed sugarcane in fiscal year 2010.

Many ethanol and sugar producers in Brazil market their ethanol and sugar products through the Copersucar. Copersucar is a private cooperative that was created in 1959 by 10 sugar mills in the State of São Paulo in order to provide a shared commercial distribution for their ethanol and sugar production. Currently, Copersucar is comprised of 38 producers in the states of São Paulo, Minas Gerais and Paraná. During the 2009/2010 harvest, Copersucar’s affiliated mills crushed approximately 74.0 million tons of sugarcane.

We also face competition from international sugar producers. We are the third largest sugar producer in the world with 3.5 million tons of sugar produced in the 2009/2010 harvest, behind British Sugar (4.4 million tons of sugar produced in the 2009/2010 harvest) and Südzucker AG of Germany (with 4.3 million tons of sugar produced in the same period). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

In the fuel the distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the five major distributors increasing their combined market share from 65.2% in 2000 to 76.1% in 2009. The top-five distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga and Texaco brands, Shell Brasil Ltda., a subsidiary of Royal Dutch Shell, CCL, through the Esso brand, and AleSat Combustíveis S.A., a domestic Brazilian fuels distribution. The principal competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Cosan will bring.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Trademarks

Cosan has 141 trademarks registered with the National Intellectual Property Institute, or “INPI”, along with 60 pending trademark registration requests. Our principal trademarks, União and Da Barra, are registered with INPI in multiple classes, which allow us to use these trademarks in the sugar, chocolate and various other markets.

CCL has no trademarks registered with the INPI and has 16 pending trademark registration requests. CCL is licensed to use ExxonMobil trademarks. CCL has a five-year agreement for fuels and ten-year agreement for lubricants, with ExxonMobil, expiring in 2013 and 2018 respectively, renewable at ExxonMobil's sole discretion, for the use of the “Esso” and “Mobil” brands, among others.

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

In June 2006, we engaged CanaVialis S.A., or “CanaVialis”, to provide Cosan access to its sugarcane genetic improvement program specifically tailored to our mills. CanaVialis, which is affiliated with Monsanto, is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We believe we will benefit from their support services and use of their biofactory (the largest in Brazil), which will allow us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis set up an experimental station in our Destivale mill, which began testing new species of sugarcane especially selected for Cosan’s production framework.

We invested approximately US$2.9 million in research and development in fiscal year 2008. In transition fiscal year 2009, we invested US$2.3 million. In fiscal year 2010, we invested US$3.4 million.

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

CanaVialis has been working with Cosan to organize this network of stations and to ensure the quality of the field trials and the region-specific genetic selection program. Approximately US$25.0 million of the net proceeds of our initial public offering were used in funding this network of field stations over six years. We plan to use advanced genetic research provided by CanaVialis to select and breed sugarcane varieties for each of these new production environments.

In December 2009, Cosan and Amyris entered into a letter of intent agreement for the adoption of technology developed by Amyris for the production of biofuels with high added value in one of our mills. Together, we plan to invest up to R$50 million.  This investment will also allow for the production of farnasene, a chemical component that results from fermentation of sugarcane syrup with yeasts. Cosan and Amyris are currently studying how to implement the partnership and obtain the required capital for the project.

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

Environmental Licensing of Cosan. On March 31, 2010, we operated 23 mills (comprising four sugar refineries) and two port facilities in Brazil. All 23 mills obtained environmental operating licenses. Our port facilities have been excused from obtaining an installation license, which is granted to authorize setting up the project based on specifications provided for in the approved plans, programs and designs, including measures of environmental control and further conditions. We have obtained 10 operating licenses for our generation projects and we are in the process of obtaining licenses for two other cogeneration projects that will start operating in the next two years.

Sugarcane Burning. São Paulo state and certain local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or eliminate the burning of sugarcane entirely. São Paulo State regulation establishes that sugarcane burning must end by 2021 in areas where the terrain allows for mechanized harvesting, and by 2031 in all other areas. We have voluntarily committed ourselves to the Agri-Environmental Sugarcane Protocol, which establishes accelerated deadlines for the reduction of sugarcane burning. By signing this protocol, we committed to eliminate the sugarcane burning by 2014 in mechanized areas and by 2017 in non-mechanized areas. For our new plantation areas we have committed not to burn sugarcane.

For areas that are suitable for the replacement of a manual with a mechanical harvest, the burning of sugarcane must be reduced as follows:

•	70% of the harvested area by 2010;

•	100% of the harvested area by 2014.

For areas that do not technically allow the replacement of a manual harvest for a mechanical harvest, the burning of sugarcane must be reduced as follows:

•	30% of the harvested area by 2010;

•	100% of the harvested area by 2017.

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

Non-compliance with environmental law is subject to administrative, civil and/or criminal sanctions.

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

•
Criminal and administrative liability: Brazilian law provides for significant administrative and criminal sanctions against legal entities and individuals that violate regulations regarding the protection of natural resources, pollution control and fuel leaks. The sanctions for administrative infractions include: (1) warnings, (2) fines, which may range from R$50 to R$50,000,000 (US$27.93 to US$27,930,000) that can be doubled or tripled in case of recidivism, (3) partial or total interruption or suspension of business operations, (4) demolition, (5) cancellation of licenses, (6) loss or restriction of tax incentives and benefits, (7) loss or suspension of eligibility for credit lines with official credit institutions, and (8) prohibition from contracting with the government. The criminal penalties imposed may involve imprisonment or confinement, may limit or restrict certain rights (such as the temporary suspension or cancellation of an authorization, or prohibition to contract with public bodies), and may also include a monetary penalty.

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

Insurance

Cosan maintains insurance covering all of our inventory of ethanol and sugar and buildings and equipment in certain of our mills, against fire, lightning and explosions of any nature, in an aggregate amount of approximately R$3.1 billion (US$1.7 billion). Our inventories of ethanol and sugar located in different mills and warehouses are covered by insurance policies that are annually renewed.

Cosan Portuária/Teaçu maintains civil liability insurance providing protection against any damage caused to third parties in its warehouses, equipment and third parties goods and boats in an aggregate amount equal to approximately R$132 million (US$70.6 million). Cosan Portuária/Teaçu also maintains employers’ civil liability insurance.

CCL maintains real property insurance against fire, lightning and explosions of its buildings and equipments. The inventories of fuels and lubricants are located in warehouses and are insured under a policy that expires in October 2010. CCL also maintains insurance covering buildings and equipment located in certain terminals, warehouses, tanks, other facilities and services stations. CCL maintains an insurance policy covering products that are transported by truck, ship, ferry and trains. CCL maintains a third party liability policy covering damages to third parties.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards in Brazil.

C. Organizational Structure

The following subsidiaries were included in our audited consolidated financial statements for fiscal year 2010, the eleven months ended March 31, 2009 and the years ended April 30, 2008 and 2007.

	Ownership % as of March 31,				Ownership % as of April 30,
	2010		2009		2008		2007
	Direct	Indirect	Direct	Indirect	Direct	Indirect	Direct	Indirect
Cosan S.A. Indústria e Comércio	62.27		68.9	—	62.8	—	51.0	—
Cosan Operadora Portuária S.A.	—	57.8	—	62.0	—	56.5	—	45.9
Administração de Participações Aguassanta Ltda.	—	56.9	—	63.0	—	57.5	—	46.7
Agrícola Ponte Alta S.A.	—	62.0	—	68.6	—	62.2	—	50.2
Cosan Distribuidora de Combustíveis Ltda.	—	62.2	—	68.8	—	62.7	—	50.9
Cosan S.A. Bioenergia	—	62.2	—	68.9	—	62.8	—	50.9
Corona Bioenergia S.A.(1)	—	—	—	—	—	—	—	50.2
FBA Bioenergia S.A.(1)	—	—	—	—	—	—	—	50.2
Barra Bioenergia S.A.(1)	—	62.0	—	68.6	—	62.2	—	50.2
Cosan International Universal Corporation	—	62.2	—	68.9	—	62.8	—	51.0
Cosan Finance Limited	—	62.2	—	68.9	—	62.8	—	51.0
Da Barra Alimentos Ltda.	—	62.0	—	68.6	—	62.2	—	50.2
Barrapar Participações Ltda.	—	62.0	—	68.6	—	—	—	—
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	—	62.0	—	68.6	—	—	—	—
Águas da Ponte Alta S.A.	—	62.0	—	68.6	—	—	—	—
Vale da Ponte Alta S.A.	—	62.0	—	68.6	—	—	—	—
Bonfim Nova Tamoio—BNT Agrícola Ltda.	—	62.0	—	68.6	—	62.2	—	50.2
Cosan S.A. Açúcar e Álcool (2)	—	62.0	—	68.6	—	62.2	—	50.2
Copsapar Participações S.A.	—	56.0	—	62.0	—	—	—	—
Grançucar S.A. Refinadora de Açúcar	—	62.2	—	68.9	—	62.8	—	51.0
Cosan Centroeste S.A. Açúcar e Álcool (3)	—	62.0	—	68.6	—	62.2	—	51.0
Benálcool Açúcar e Álcool S.A.	—	62.0	—	68.6	—	62.2	—	—
Cosanpar Participações S.A.	—	—	—	68.9	—	—	—	—
Cosan Combustíveis e Lubrificantes S.A.(4) (5)	—	62.2	—	68.9	—	—	—	—
_____________
(1)	FBA Bioenergia merged into Barra Bioenergia and Corona Bioenergia, being renamed as Barra Bioenergia S.A.

(2)	Usina da Barra S.A. Açúcar e Álcool changed its corporate name to Cosan S.A. Açúcar e Álcool.

(3)	The Company sold its equity interest in this company, on July 23, 2007, to Agrícola Ponte Alta S.A.

(4)	Cosan Combustíveis e Lubrificantes S.A. was included from December 1, 2008 onwards.

(5)	On June 23, 2009, Cosanpar Participações S.A. and Cosan Combustíveis e Lubrificantes S.A. merged.

D. Property, Plant and Equipment

The following table sets forth the amounts related to property, plant and equipment at the end of fiscal year 2010, transition fiscal year 2009 and for the years ended April 30, 2008 and 2007:

	At March 31,				At April 30,
	2010		2009		2008		2007
	(in millions of US$)
Land and attached properties	US$	506.6	US$	401.1	US$	262.4	US$	158.0
Machinery, equipment and installations		2,759.0		1,285.5		1,235.3		868.8
Vehicles		168.9		123.9		117.4		87.8
Furniture, fixtures and computer equipment		71.3		44.6		50.5		20.1
Buildings		580.2		229.3		128.6		94.2
Leasehold improvements		264.7		153.4		141.6		93.3
Construction in progress		811.4		395.2		372.0		130.3
Sugarcane plant development costs		807.8		655.3		730.7		373.3
		5,969.8		3,288.3		3,038.4		1,825.8
Accumulated depreciation and amortization		(1,823.3)		(1,028.9)		(1,020.3)		(631.8)
Total		4,146.5	US$	2,259.4	US$	2,018.1	US$	1,194.0

The following table sets forth the types of products produced by and the production capacity and production volumes of each of our mills for the periods indicated:

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Year Ended	For Eleven Months Ended	For Fiscal Year Ended			Crop 2009/2010	Crop 2008/2009	Crop 2007/2008
			March 31, 2010	March 31, 2009	April 30, 2008	April 30, 2007	April 30, 2006
		(in millions of tons)
Da Barra	sugar, ethanol and cogeneration	8.20	7.10	6.98	7.16	6.56	6.75	7.10	7.38	6.82
Bonfim	sugar, ethanol and cogeneration	4.32	4.22	4.61	4.30	3.81	–	4.22	4.79	4.13
Costa Pinto	sugar, ethanol and cogeneration	4.64	4.53	4.10	4.07	3.68	3.27	4.53	4.18	3.99
Junqueira	sugar, ethanol and cogeneration	3.12	2.95	2.78	2.57	2.49	2.71	2.95	2.81	2.54
Rafard	sugar, ethanol and cogeneration	2.84	2.45	2.49	2.54	2.32	2.16	2.45	2.56	2.50
Univalem	sugar, ethanol and cogeneration	2.79	2.11	2.38	2.30	2.17	1.75	2.10	2.51	2.31
Santa Helena	sugar, ethanol and cogeneration	2.47	2.04	2.11	2.15	1.87	1.75	2.04	2.22	2.08
Ipaussu	sugar, ethanol and cogeneration	2.33	2.03	2.13	2.19	1.91	1.63	2.03	2.10	2.17
Diamante	sugar, ethanol and cogeneration	2.31	2.05	1.96	1.99	1.90	1.86	2.05	2.08	1.88
Serra	sugar, ethanol and cogeneration	2.16	1.91	1.84	1.82	1.63	1.55	1.91	1.95	1.72
Tamoio	sugar and cogeneration	1.57	1.30	1.32	1.24	0.98	–	1.30	1.41	1.15
São Francisco	sugar and cogeneration	1.82	1.54	1.53	1.66	1.48	1.23	1.54	1.64	1.57

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Year Ended		For Eleven Months Ended		For Fiscal Year Ended						Crop 2009/2010	Crop 2008/2009		Crop 2007/2008
			March 31, 2010		March 31, 2009		April 30, 2008		April 30, 2007		April 30, 2006
		(in millions of tons)
Dois Córregos	sugar, ethanol and cogeneration	1.67	1.39		1.41		1.43		1.20		1.26		1.39	1.50		1.34
Destivale	sugar, ethanol and cogeneration	1.62	1.41		1.41		1.37		1.08		0.86		1.41	1.46		1.38
Mundial	sugar, ethanol and cogeneration	1.47	1.27		1.25		1.15		0.87		0.01		1.27	1.32		1.07
Gasa	sugar, ethanol and cogeneration	2.09	2.95		1.88		1.18		1.22		1.11		2.95	1.88		1.20
Bom Retiro	sugar, ethanol and cogeneration	1.49	1.32		1.30		1.21		0.98		—		1.32	1.34		1.17
Benálcool	sugar, ethanol and cogeneration	1.22	1.02		1.10		0.59		—		—		1.02	1.10		—
Jataí	sugar, ethanol and cogeneration	2.1	0.34		—		—		—		—		0.34	—		—
Caarapó	sugar, ethanol and cogeneration	2.0	0.14		—		—		—		—		0.03	—		—
Tarumá	sugar, ethanol and cogeneration	4.50	3.07	*	—	*	—	*	—	*	—	*	4.18	—	*	—	*
Maracaí	sugar, ethanol and cogeneration	3.50	2.36		—	*	—	*	—	*	—	*	3.23	—	*	—	*
Paralcool	sugar, ethanol and cogeneration	1.29	0.81		—	*	—	*	—	*	—	*	1.05	—	*	—	*

* Incorporated as of June 2009.

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

We estimate that we may gain up to an additional 10 million tons of crushing capacity in the next few years upon investing approximately US$550 million, if we decide to continue with these projects. We believe that our expansion plans provide us with the following benefits: (1) investments per ton of additional crushing capacity are significantly lower than the current relative acquisition costs in the Brazilian market; and (2) expanding our mills will allow us to gain scale and improve our production processes, thereby reducing operating costs and improving yields.

Greenfield Projects

We have invested in a sizable, state-of-the-art, fully-dedicated ethanol greenfield project. The Jataí plant is projected to have approximately 4 million tons of crushing capacity and began operations in the third quarter of fiscal year 2010.

We believe that the productivity achieved in this new plant in the State of Goiás is equal to or better than currently obtained in our 21 operating plants in the State of São Paulo, representing an average of 90.0 tons of cane sugar by hectare. The industrial facilities of Jataí began operations in the third quarter of fiscal year 2010, and its crushing capacity will increase as follows:

	Crushing Capacity For Fiscal Year Ended March 31,
	2011	2012	2013	2014
	(million tons)
Jataí	2.1	4.0	4.0	4.0
Caarapó	2.1	2.6	2.6	2.6

In addition, we will be able to use the railway network that serves much of central Brazil, which may significantly reduce logistics costs of the Jataí plant.

We believe that the greenfield project will enable us to continue to expand our operations; provide us with access to a sizeable area for future growth (State of Goiás) where land prices are currently less expensive than in the State of São Paulo with similar favorable climate, topography and soil conditions present in the Center-South region of Brazil; and increase our ethanol production to meet increasing demand both in Brazil and internationally. Although we expect a short-term increase in logistics costs given the greater distance from the mills to the ports or consumption centers (cities of Jataí, Montividiu and Paraúna are located at approximately 983 kilometers from São Paulo), as well as the less developed transportation system in the region. Nevertheless, there may be an ethanol pipeline project expected to reach the state of Goiás in the near future, which would reduce significantly the transportation cost of our ethanol from these facilities.

We have also invested in the Caarapó plant in the state of Mato Grasso do Sul, a project we inherited in the Nova América acquisition. The industrial facilities of Caarapó began operations in the third quarter of fiscal year 2010 and have a crushing capacity of 2.6 million tons of sugar and production of approximately 75 million liters (19.8 million gallons) of ethanol.

We have already identified other areas where we could build additional greenfield projects in the future.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion along with our audited consolidated financial statements and the related notes to our audited consolidated financial statements as of and for fiscal year 2010, the eleven months ended March 31, 2009 and the year ended April 30, 2008. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Item 3. Key Information—D. Risk Factors” and described in this annual report generally. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”

Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements at March 31, 2010 and March 31, 2009 and for the fiscal year ended March 31, 2010, the eleven months ended March 31, 2009 and the fiscal year ended April 30, 2008. We use U.S. GAAP for financial reporting purposes. Our audited consolidated financial statements include the financial statements of the Company and its controlled subsidiaries (i.e., companies as to which the Company holds an ownership interest greater than 50%). Investments in entities in which the Company does not control but has significant influence over managing the business, are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation.

Segment Presentation

In 2010, we modified our segment presentation.  We had previously operated in four segments.  In connection with some management changes and realignment of the business, we combined the previously separate sugar and ethanol segments into the Sugar and Ethanol segment. We now operate in three segments: sugar and ethanol; fuel and lubricants distribution and sugar logistics. The sugar and ethanol segment mainly operates and produces a broad variety of sugar products, including raw, organic, crystal and refined sugars and consumer products under the “Da Barra” and “União” brands, which are sold to a wide range of customers in Brazil and abroad, as well as produces and sells hydrous, anhydrous and industrial ethanol, which are sold primarily to the Brazilian market. The sugar and ethanol segment also includes our energy co-generation activities and land development businesses. We have retained the fuel and lubricants distribution segment which principally distributes fuels and also produces and sells lubricants. Finally, the acquisition in fiscal year 2010 of Teaçú and Curupay, and their combination with our Novo Rumo business makes up our new operating segment called Sugar Logistics. The Sugar Logistics segment provides logistics services for the transport, storage and port lifting of sugar for us and third parties. Because we use the same assets to produce products for both our Brazilian and export markets, we do not identify assets by market. See note 23 to our audited consolidated financial statements included in this annual report.

Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 141.9% from 24.8 million tons to 60 million tons as of March 31, 2010 primarily through acquisitions, partnerships and corporate restructurings (the completion of the Nova América acquisition in June 2009 added 10.6 million tons to our sugarcane crushing capacity). As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructurings.”

Sugar

The profitability of our sugar products is principally affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11”. Refined sugar trades at a premium to raw sugar, known as the “white premium”, and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5”. Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane, to produce sugar or whether to produce more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	For Fiscal Year Ended March 31,	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2010	2009	2008	2007	2006
Initial quote	0.1273	0.1065	0.0924	0.1713	0.0861
Closing quote	0.1659	0.1267	0.1065	0.0924	0.1713
Daily average quote	0.2080	0.1217	0.1055	0.1247	0.1269
Monthly average quote	0.2138	0.1218	0.1049	0.1249	0.1275
High quote	0.2990	0.1419	0.1502	0.1791	0.1930
Low quote	0.1222	0.0952	0.0845	0.0924	0.0823
_____________
Source: NYBOT; prices from the 1st Generic Future

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar LIFE (US$/ton)
	For Fiscal Year Ended March 31,	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2010	2009	2008	2007	2006
Initial quote	399.20	337.50	308.00	470.00	247.80
Closing quote	504.00	392.80	337.50	308.00	470.00
Daily average quote	557.03	358.51	314.65	386.26	336.65
Monthly average quote	569.97	361.74	318.04	383.52	341.05
High quote	759.00	392.80	397.00	489.00	479.20
Low quote	392.70	294.80	259.50	300.40	238.50
_____________
Source: LIFFE; prices from the 1st Generic Future

World raw sugar prices decreased from US$0.1713 per pound at the end of fiscal year 2006 to US$0.0924 per pound at the end of fiscal year 2007, principally due to: (1) higher U.S. interest rates and uncertainty as to future changes in interest rates, as well as projected lower rates of worldwide economic growth, which caused investors to reduce substantially their emerging market securities and commodities positions; (2) preliminary harvest estimates of a sugar supply surplus in excess of 3 million tons (compared to sugar supply deficits during the previous three harvests), resulting in part from the recovery of sugarcane production in India to pre-2003 levels (when it had a harvest failure); (3) the granting of a 1.4 million ton allowance for subsidized sugar exports from the European Community, which led to higher exports from producers in the European Community in the period prior to the effectiveness of such restrictions in May 2006; and (4) increased domestic sugar production in Russia, China and Ukraine, which historically have been among the largest importers of sugar in the world. Domestic crystal sugar prices in Brazil also decreased, from US$23.76 per 50 kilogram bag at the end of April 2006 to US$15.81 per 50 kilogram bag at the end of April 2007. Due to the 2.7% appreciation of the real against the U.S. dollar during this period, the domestic price of crystal sugar in Brazil in U.S. dollar terms decreased by 33.5% (compared to 32.5% in reais).

World raw sugar prices increased from US$0.0924 per pound at the end of fiscal year 2007 to US$0.1065 per pound at the end of the period ended April 30, 2008, principally due to: (1) the Indian harvest, which was significantly lower than expected mainly due to a reduction in planted area driven by low prices, delays in defining the government-stipulated sugar cane price at the beginning of the harvest and higher returns from other crops such as wheat and rice; (2) the sugar surplus from the last harvest and lower demand; and (3) the increase of Russia’s demand for sugar caused by the lift of the surcharge on sugar imports on May 2008. Crystal sugar prices in Brazil increased from US$15.81 per 50 kilogram bag at the end of April 2007 to US$16.40 per 50 kilogram bag at the end of April 30, 2008, principally due to the continued weakening of the dollar, since its price in reais had decreased.

World raw sugar prices increased from US$0.1065 per pound at the end of fiscal year 2008 to US$0.1267 at the end of transition fiscal year 2009, principally due to (1) lower production than expected in India (declined from 22 million tons to 15 million tons); and (2) combined with the 6.4% devaluation of the U.S. dollar against the real which caused the average cost to remain 24.4% above fiscal year 2008. Crystal sugar prices in Brazil increased from US$16.40 per 50 kilogram bag at the end of April 30, 2008 to US$20.18 per 50 kilogram bag at the end of March 31, 2009, principally due to the devaluation of the U.S. dollar against the real.

World raw sugar prices reached record levels and increased from US$0.1267 per pound at the end of transition fiscal year 2009 to US$0.2990 in January 2010, reflecting the second year of deficit of sugar in the world, especially as result of lower production in India, which swung from a large exporter to great importer. After this peak, sugar prices started to decline again, reaching US$0.1659 by the end of fiscal year 2010, principally due to some signs of the end of world deficit to a more balanced situation, resulting from a larger crop in India and in Brazil (the last one impacted by more adequate weather conditions). Crystal sugar prices in Brazil increased from US$20.18 per 50 kilogram bag at the end of March 31, 2009 to US$37.73 per 50 kilogram bag at the end of March 31, 2010, principally due to lower sugar availability and strong exports during the harvest.

Ethanol

Our ethanol products are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and BM&FBOVESPA as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently-launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2010	2009	2008	2007	2006
Initial quote	248.62	435.50	451.53	433.59	270.26
Closing quote	420.11	262.98	434.50	451.53	433.59
Daily average quote	453.91	371.24	366.11	386.90	377.92
Monthly average quote	455.01	378.66	372.35	394.59	369.98
High quote	677.14	456.78	448.62	475.19	579.86
Low quote	248.62	262.98	283.10	337.12	231.83
_____________
Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,	For Eleven Months Ended March 31,	For Fiscal Year Ended April 30,
	2010	2009	2008	2007	2006
Initial quote	286.43	476.93	528.96	498.36	308.54
Closing quote	489.18	302.17	476.93	528.96	498.36
Daily average quote	518.70	438.58	417.24	432.22	413.33
Monthly average quote	518.87	449.11	423.88	443.02	406.45
High quote	734.09	559.85	524.69	537.59	569.90
Low quote	286.43	302.17	325.32	370.03	265.57
_____________
Source: ESALQ.

The main factors that can explain fluctuations in the price of ethanol are the seasonality of sugarcane harvests, climatic variations and the volume of existing stock. Consequently, the Brazilian market price of ethanol reached US$1.8053 per gallon (US$476.93 per thousand liters) of anhydrous ethanol and US$1.6447 per gallon (US$434,50 per thousand liters) of hydrous ethanol at April 30, 2008, less than April 30, 2007 prices of US$2.0023 per gallon (US$528.96 per thousand liters) of anhydrous ethanol and US$1.7092 per gallon (US$451.53 per thousand liters) of hydrous ethanol.  At March 31, 2009, the Brazilian market price of ethanol reached US$1.1438 per gallon (US$302.17 per thousand liters) of anhydrous ethanol and US$0.9955 per gallon (US$262.98 per thousand liters) of hydrous ethanol.  At March 31, 2010, the Brazilian market price of ethanol reached US$1.5903 per gallon (US$420.11 per thousand litres) of hydrous ethanol and US$1.8517 per gallon (US$489.18 per thousand liters) of anhydrous ethanol. This increase occurred due to lower availability of ethanol due to the accelerated demand in 2009 (increase in flex fuel car sales) and the reduced supply due to the rainy harvest, resulting in a significant increase in prices of both anhydrous and hydrous ethanol.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Recent economic indicators published by IBGE have shown a decrease in unemployment levels over the long-term. IBGE indicators have also shown an improvement in the Brazilian economy, with GDP having increased by 5.1% in 2008 from 2007 and 5.7% in 2007 from 2006. However, in 2009, Brazil’s GDP decreased by 0.2%. Over the past few years, these general positive trends, and the previous availability of credit, have resulted in record levels of vehicle sales. Despite record car sales, Brazil’s current vehicle fleet is small compared to other Latin American countries, with 7.2 inhabitants per vehicle, whereas Argentina has 4.9 and the U.S. has 1.2 inhabitants per vehicle, according to ANFAVEA. Nonetheless, the latter half of 2008 and 2009 was marked by a slowdown in Brazil’s GDP, in part due to the global economic crisis. The impact is greater on sales of diesel fuel, which is primarily used in Brazil by trucks and industrial businesses most affected by a slowdown in the economy.  We expect demand for our products, particularly diesel fuels, to continue to be adversely affected with the global financial crisis.

Currency Fluctuations

In fiscal year 2010, 82.1% of our net sales were invoiced in reais and 17.9% of our net sales were invoiced in U.S. dollars or linked to dollar prices. A devaluation of the real affects our consolidated financial statements by:

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

Seasonality

Our business is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April and ends in December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through March), and a degree of seasonality in our gross profit.

Inflation

Inflation rates in Brazil were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, and 9.1% in 2008, and decreased by 1.43% in 2009 as measured by the General Price Index—Internal Availability. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

Cost Structure

Our cost structure may be divided into costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As the majority of our net sales are derived from exports, a substantial portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, substantially minimizing the impact of this cost volatility on our results of operations.

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

Critical Accounting Policies

The presentation of our financial condition and results of operations based on U.S. GAAP requires us to make certain judgments and estimates regarding the effects of matters that are inherently uncertain and that impact the carrying value of our assets and liabilities. Actual results could differ from those estimates. In order to provide an understanding about how we form our judgments and estimates about certain future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have summarized the critical accounting policies set forth below under U.S. GAAP.

Revenue Recognition and Provision for Doubtful Accounts. We recognize revenue for our product sales when risk and title to the product are transferred to our customer. Transfer occurs at the time when the product is delivered to our customers or their freight carriers. We record a provision for doubtful accounts in selling expenses in an amount that we consider sufficient to cover any probable losses on realization of our accounts receivable. In order to determine the overall adequacy of the allowance for doubtful accounts, we constantly evaluate the amount and characteristics of our accounts receivable. We record a provision in light of past collection experience, as well as when significant payment delays occur, and we believe that we may not receive payment in full. We do not record a provision when the accounts receivable are guaranteed by a creditworthy entity or where there are other reasonable grounds to believe that they will be paid. A substantial portion of our production is sold to a small number of customers that acquire large portions of our production and most of them are well known multinational dealers in our industry. Historically, we have faced no relevant write-offs in relation to our accounts receivable. Given the assumptions involved, such as the financial situation of our debtors, commercial and economic trends, allowances for doubtful accounts are subject to uncertainty and may be revised upward or downward depending on the actual performance of an account receivable.

Inventory Valuation. Inventories are comprised of finished products, harvest costs and materials for consumption. Inventories are recorded at average acquisition or production cost, not exceeding market value. The plantation period costs correspond to the expenses incurred in connection with the maintenance of our sugarcane plantations, which are charged to the production costs of the succeeding harvest. Inventories of materials for consumption are classified as current assets based on our estimates of when they will be consumed. In determining inventory market values, substantial consideration is given to expected product selling prices. We consider various factors, including estimated quantities of slow-moving and obsolete inventory by reviewing on-hand quantities. We then estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions. The ethanol and sugar industries are highly competitive which may affect profitability and therefore we continuously review whether the inventory cost of these products exceeds their market value. In recent years we have not experienced losses related to the excess of costs over market value and we have also not experienced slow moving inventories related to ethanol and sugar. Estimates may differ from actual results due to the quantity, quality and mix of products in inventory, consumer preferences and economic conditions.

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

Derivative and Foreign Exchange Management Activities. We recognize all derivatives as assets and liabilities at their fair values. The fair values are determined using widely accepted valuation models that incorporate quoted market prices and dealer quotes and reflect assumptions about currency fluctuations based on current market conditions. The aggregate fair values of derivative instruments used to manage currency exposures are sensitive to changes in market conditions and to changes in the timing and amounts of forecasted exposures. Based on our currency hedged position as of March 31, 2010, we believe that a hypothetical 1% appreciation of the dollar against the real would reduce our asset carrying value by US$13.9 million as a result of a reduction in our financial income. The aggregate fair values of derivative instruments used to manage commodity exposures are sensitive to changes in market prices of the commodities. Based on our commodity hedged position as of March 31, 2010, we believe that a hypothetical US$10 per ton increase in sugar prices would increase our liability carrying value by US$11.9 million as a result of a reduction in our financial income.

Income Taxes and Deferred Tax Assets. We are also required to estimate income tax provisions and amounts ultimately payable or recoverable. Such estimates involve significant interpretations of regulations and are inherently very complex. Resolution of income tax treatments may not be known for many years after completion of any fiscal year. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as well as on the tax loss carry forward, using prevailing tax rates. We regularly review any deferred tax assets for recoverability and reduce their carrying value, as required, based on projected future taxable income and the expected timing of any reversals of existing temporary differences. If one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to partially or completely reduce the carrying value of our deferred tax assets. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact on future results. Based on the weight of available evidence, we have not recorded relevant amount of valuation allowances in recent years and also, we are currently in a net deferred income tax liability position which mitigates the risk of the need for a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation. We account for our stock-based awards to our employees and officers using the fair value method as required by ASC 718 (SFAS No. 123R),share-based payment. ASC 718 (SFAS No. 123R) requires that the compensation cost related to share-based payment transactions, measured based on the fair value of the equity or liability instruments issued, be recognized in our consolidated financial statements. Determining the fair value of options using the Binomial model, or other currently accepted option valuation models, requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date.

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

Hedging Transactions and Exposures

We hedge part of the future price risk of our sugar production estimated to be exported and exchange rate derivative transactions, using future contracts, options and swaps.

Our derivatives are marked to market and recorded as financial income/ expenses, as appropriate. Therefore, the gain or loss is not necessarily recorded in the same period as the underlying object of the hedge transaction, as we do not use the hedge accounting methodology.

At March 31, 2010 we had 897 thousand tons of sugar hedged through Sugar # 11 Future contracts at the average price of US$0.19 per pound while the NY11 price was US$0.17 per pound. The market value of the future derivatives portfolio on March 31, 2010 was US$55.0 million. We also had 65.0 thousand tons of white sugar hedged outstanding at March 31, 2010, at the average price of U$595.8 per ton while the London#5 price was US$504 per ton (the first screen price), resulting in a positive market value of US$7.9 million. Additionally, we had purchased put and call options related to sugar derivatives with a fair market value of US$6.6 million. We had foreign currency derivatives with a notional amount of US$489.6 million hedged through futures and forward contracts (net position) at the average rate of R$1.99 per US$1.00, while the existing exchange rate was R$1.781 per US$1.00, resulting in a market value of US$20.7 million. Additionally, we also were party to put options with notional amounts equivalent to approximately US$372.6 million and with positive fair market value of US$8.8 million. We had a notional of US$200 million swap 1.199 fixed rate against 3 month Libor with Morgan Stanley resulting in a negative market value of US$0.23 million and a notional  US$100 million swap 1.199 fixed rate against 3 month Libor with Standard Bank resulting in a negative market value of US$0.12 million.

Our hedging strategy seeks to protect us from cash flow risks caused by commodities price and exchange rates fluctuations. However, because we record derivatives at fair value, fluctuations in such derivative prices may cause significant fluctuations in our net profit in the future resulting from the mark to market accounting. We recorded gains of US$151.1 million relating to our derivative transactions in fiscal year 2010, gains of US$22.9 million relating to transition fiscal year 2009 and gains of US$49.3 million relating to fiscal year 2008.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Fiscal Year Ended March 31, 2010 compared to Transition Fiscal Year Ended March 31, 2009

Consolidated Results

The following points should be taken into consideration in the comparison of the fiscal year ended March 31, 2010 with the transition fiscal year ended March 31, 2009:

•
the change in the end of the fiscal year from April 30 to March 31 in the transition fiscal year 2009. Transition fiscal year 2009 consisted of 11 months only, from May 2008 to March 2009, while fiscal year 2010 consisted of 12 months, from April 2009 to March 2010;

•
the change in the presentation of depreciation expense criteria in our consolidated financial statements. In fiscal year 2010, depreciation was recorded under the cost of goods sold and operating expenses, while in transition fiscal year 2009 it was recorded under production costs (into production of goods and services rendered) and operating expenses;

•
CCL’s results were consolidated from December 2008. CCL’s results for transition fiscal year 2009 corresponded to the period from December 2008 to March 2009, as compared to 12 month consolidation for fiscal year 2010;

•	Cosan sold the aviation fuel distribution business in June 2009. Consequently, our consolidated results no longer include this business segment; and

•	Nova América’s results were consolidated after June 2009.

Our results for the fiscal year ended December 31, 2010 are not fully comparable with our results of operations for fiscal years 2009 and 2008 due to our acquisitions and restructurings. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Acquisitions, Partnerships and Corporate Restructurings.”

The following table sets forth audited consolidated financial information for fiscal year ended March 31, 2010 and transition fiscal year ended March 31, 2009.

	For Fiscal Year Ended March 31, 2010 and for Transition Fiscal Year Ended March 31, 2009
	2010		2009		% Variation
	(in millions of US$, except percentages)
Statement of Operations:
Net sales:	US$	8,283.2	US$	2,926.5	183.0
Cost of goods sold		(7,223.3)		(2,621.9)	175.5
Gross profit		1,059.9		304.6	248.0
Selling expenses		(470.3)		(213.3)	120.5
General and administrative expenses		(271.3)		(140.1)	93.6
Operating profit (loss)		318.3		(48.8)	*
Other income (expenses):
Financial income (expense), net		(51.4)		(95.3)	*
Foreign exchange variation, net		255.1		(275.5)	*
Gain on tax recovery program		144.9		—	*
Other expenses, net		34.1		(2.3)	*
Income (loss) before income taxes and equity in income (loss) of affiliates		700.9		(421.9)	*
Income taxes (expense) benefit		(184.8)		144.7	*
Income (loss) before equity in income (loss) of affiliates		516.2		(277.2)	*
Equity in income (loss) of affiliates		(10.3)		6.1	*
Net income (loss)		505.9		(271.1)	*
Loss (net income) attributable to noncontrolling interests		(174.0)		83.0	*
Net income (loss) attributable to Cosan Ltd.		331.9		(188.1)	*
_____________
* Not a meaningful comparison.

Net Sales

Net sales increased by 183.0%, to US$8,283.2 million in fiscal year 2010 from US$2,926.5 million in transition fiscal year 2009, primarily as a result of:

•
the consolidation of CCL’s results for the 12 month period ended March 31, 2010, generating a net revenue of US$5,436.2 million, or 65.6% of our consolidated revenues, as compared to the consolidation of four months of CCL’s results generating a net revenue of US$1,549.4 million, or 52.9% of our consolidated net revenues, in transition fiscal year 2009;

•	the inclusion of Nova América’s results, which were consolidated in June 2009 after the merger into Cosan, generating a net revenue of US$625.9 million;

•	record international and domestic sugar prices, 28.9% and 54.4% above previous year;

•
increase of the sales volume due to: (1) the consolidation of Nova América; (2) the higher share of sugar in the product mix; (3) the reduction in carryover inventory; and (4) the distortion in the comparison with the previous fiscal year, which had only 11 months;

•
a 43.6% increase in our ethanol sales volume to 567.3 million gallons (2,147.5 million liters) in fiscal year 2010 from 395.0 million gallons (1,495.1 million liters) in transition fiscal year 2009, and a 35.5% increase in our sugar sales volumes to 4,134.6 thousand tons in fiscal year 2010 from 3,051.7 thousand tons in transition fiscal year 2009.

Net sales from exports of sugar and ethanol were US$1,466.7 million in fiscal year 2010, which represented 17.7% of our net sales for this period compared to 31.8% of our net sales in transition fiscal year 2009. This decrease in the relative contribution of exports to total net sales was primarily due to the increase of our consolidated net sales related to the consolidation of 12 months of CCL and to a 6.8% appreciation of the real against the US dollar to a daily average of R$1.8662 per US dollar in fiscal year 2010, from a daily average of R$2.0010 per US dollar in the transition fiscal year 2009.

	For Fiscal Year Ended March 31, 2010 and for Transition Fiscal Year Ended March 31, 2009
	2010		2009		% Variation
	(in millions of US$, except percentages)
Net sales (in U.S. GAAP):	US$	8,283.2	US$	2,926.5	183.0
Sugar and ethanol net sales (in Brazilian GAAP):		2,882.9		1,561.1	84.7
Sugar sales		1,810.0		900.4	101.0
Ethanol sales		936.5		586.6	59.6
Energy cogeneration		50.1		7.5	565.8
Other sales		86.3		66.5	29.7

CCL (fuel distribution) net sales (in Brazilian GAAP):		5,436.2		1,549.4	250.9
Fuels		5,057.0		1,443.5	250.3
Lubricants		339.8		93.0	265.4
Other		39.5		12.9	207.2

Rumo Logística (sugar logistics) net sales (in Brazilian GAAP):		84.8		26.9	215.7
Port lifting		76.2		26.9	183.5
Transports		8.6		—	*

Adjustments and eliminations:		(120.8)		(210.9)	*

Sugar and Ethanol. Net sales from sugar and ethanol increased by 84.7% to US$2,882.9 million in fiscal year 2010, from US$1,561.1 million in transition fiscal year 2009, primarily as a result of:

•	a 35.5% increase in our sugar sales volume to 4,134.6 thousand tons in fiscal year 2010 from 3,051.7 thousand tons in transition fiscal year 2009;

•	a 48.0% increase in our average realized price per ton of sugar (including all of the types of sugar that we produce) to US$437.8 from US$295.9 per ton in transition fiscal year 2009;

•
a 43.6% increase in our ethanol sales volume to 567.3 million gallons (2,147.5 million liters) in fiscal year 2010 from 395.0 million gallons (1,495.1 million liters) in transition fiscal year 2009, mainly due to the  upturn in output (50.3 million tons crushed in fiscal year 2010 as compared to 42.6 million in transition fiscal year 2009) and the increased emphasis on ethanol in our production mix (46.0% of Total Sugar Recoverable - TSR converted to ethanol in fiscal year 2010 as compared to 42.8% in transition fiscal year 2009);

•
a 10.9% increase in our average realized unit price to US$1,651.1per gallon (US$436.2 per thousand liters) in fiscal year 2010 from US$1.488.8 per gallon (US$393.3 per thousand liters) in transition fiscal year 2009, due to an increase in the domestic price; and

•	the start in energy production in Serra, Gasa, Costa Pinto, Tarumã and Maracaí mills, resulting in sales of 596.0 thousand MWh of energy.

Sale of sugar and ethanol represented approximately 35% and 53% of total net sales in fiscal year 2010 and transition fiscal year 2009, respectively. This decrease in the relative contribution of sugar and ethanol to total net revenues was primarily due to the due to the increase of our consolidated net sales related to the consolidation of 12 months of CCL compared to only four months in the previous fiscal year.

CCL (fuel distribution and lubricants). Net sales from CCL increased by 250.9% to US$5,436.2 in fiscal year 2010, from US$1,549.4 million in transition fiscal year 2009, primarily as a result of:

•
the consolidation of CCL’s results for the 12 month period ended March 31, 2010, which represents 65.6% of our consolidated revenues, as compared to the consolidation of four months of CCL’s results generating a net revenue of US$1,549.4 million, representing 52.9% of our consolidated net revenues, in transition fiscal year 2009; and

•
a 226.6% increase in our fuel sales volume to 1,450.5 million gallons (5,490.6 million liters) in fiscal year 2010 from 444.1 million gallons (1,681.2 million liters) in transition fiscal year 2009, mainly due to the increase in ethanol sales and the acquisition of new corporate clients.

Rumo Logística (sugar logistics). Net sales from the Rumo Logística increased by 215.7% to US$84.7 million in fiscal year 2010 from US$26.9 million in transition fiscal year 2009, mainly as a result of a 131.4% increase in the loading services volume to 8.1 million tons in fiscal year 2010 from 3.5 million tons in the transition fiscal year 2009 and to the transportation agreement entered into with ALL that became effective in the fourth quarter of 2010 and generated additional revenue of US$8.6 million.

Adjustments and eliminations. The components of our net revenues are prepared in accordance with Brazilian GAAP.  Accordingly, we have to perform certain elimination and adjustments in order to prepare our U.S. GAAP financial statements. These adjustments corresponded to US$120.8 million in fiscal year 2010, as compared to US$210.9 million in transition fiscal year 2009.

Cost of Goods Sold

We divide our sugar and ethanol cost of goods sold into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses. CCL’s cost of goods sold includes petroleum derived products and feedstock purchased from Petrobras and ethanol from distilleries, freight costs between our terminals in our fuels distribution business and additives and packaging materials purchased from third parties in our lubricants business. Rumo Logística’s cost of goods sold includes personnel costs, equipment and port lease agreements, electricity and maintenance costs.

Cost of goods sold increased by 175.5% to US$7,223.3 million in fiscal year 2010 from US$2,621.9 million in transition fiscal year 2009. This increase was primarily due to an increase in the production of sugar and ethanol, the first full year of consolidation of CCL’s results, an increase in the sugar logistics activities and the impact of the acquisition of Nova América, generating an increase of US$456.1 million.

Sugar and ethanol. Cost of sugar and ethanol sold increased by 74.9% to US$2,013.0 million in fiscal year 2010 from US$1,151.1 million from transition period 2009, primarily as a result of the increase in the production of sugar, ethanol and energy, the consolidation of Nova América results, the 6.6% decrease in TSR obtained from sugarcane as a consequence of weather conditions and the 25.5% increase in TSR price (due to higher sugar prices), which were partially offset by gains in efficiency in the process of mechanization of the harvest.

CCL (fuel distribution). Cost of fuel distributed increased to US$4,994.4 in fiscal year 2010 from US$1,392.7 million in transition fiscal year 2009 primarily as a result of the consolidation of the first full fiscal year of CCL’s operations.

Rumo Logística (sugar logistics). Cost of other products and services increased to US$61.9 million in fiscal year 2010 from US$20.0 million in transition fiscal year 2009 primarily as a result of the increase in the logistics activities.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant distribution sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to sugar refineries, and therefore there are no shipping costs.

Selling expenses increased by 120.5% to US$470.3 million in fiscal year 2010 from US$213.3 million in transition fiscal year 2009.  This increase resulted primarily from the consolidation of CCL’s results for the 12 month period ended March 31, 2010 (US$214.4 million), as compared to the consolidation of four months of CCL’s results in transition fiscal year 2009 (US$57.2 million), as well as to the merger of Cosan with Nova América (US$48.9 million).

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses.

General and administrative expenses increased by 93.6% to US$271.3 million in fiscal year 2010 from US$140.1 million in transition fiscal year 2009. This increase resulted primarily from: (1) the consolidation of CCL’s results for the 12 month period ended March 31, 2010 (US$49.7million), as compared to the consolidation of four months of CCL’s results in transition fiscal year 2009; (2) the merger of Cosan with Nova América (US$12.7 million) and the consolidation of Teaçu by Rumo Logística; (3) provisioning of management and employee bonus payments (US$22.5 million); (4) upturn of around US$10.7 million in expenses from consulting services, due to projects such as the Shared Services Center, or CAN, the implementation of EVA and various other IT projects which are non-recurring events; and (5) approximately US$6.0 million from the pay rise following the collective bargaining agreement and increase in other general expenses, such as travel expenses driven by geographic dispersion from our current different offices sites.

Financial Income (expense), Net

Financial income (expense), net in fiscal year 2010 totaled a negative amount of US$51.5 million compared to negative amount of US$95.3 million in transition fiscal year 2009.

	2010	2009

Financial expenses	(294.9)	(173.3)
Financial income	92.4	55.2
Gain on derivatives, net	151.1	22.9
	(51.5)	(95.3)

Financial expenses in fiscal year 2010 totaled US$294.9 million compared to financial expenses of US$173.3 million in transition fiscal year 2009. This increase was primarily the result of: (1) increase on the interest due to the merger of Nova América, which has been consolidated as of June 2009 with approximately US$600 million in additional debt, and (2) the funding for the acquisition of CCL, which in 2009 impacted only 4 months while it was included for a full year in 2010.

Financial income in fiscal year 2010 totaled US$92.4 million compared to US$55.2 million in transition fiscal year 2009. This increase is a result of US$14.5 million in gains related to sales of warranties occurred in 2010 and also additional financial income from our investments in cash equivalents.

Gain on derivatives, net totaled US$ 151.1 million compared to US$ 22.9 in the transition fiscal year 2009. Foreign exchange derivatives represented a gain of US$236.1 million in 2010 mainly due to devaluation of the US dollar against the reais, which changed from R$2.3152 at beginning of the year to R$1.781 at the end. We had a loss of US$85.0 million related to commodity derivatives mainly due to the variation of Sugar #11 during the year, which changed from ¢US$12.73/lb at the begining of the year to ¢US$16.59/lb at the end, taking into consideration our natural sell position (we are generally a seller of futures).

Foreign exchange variation, net

The exchange impact was in turn mainly due to the 37% appreciation of the US dollar against the real in fiscal year 2009 (R$2.3152 per US dollar as of December 31, 2009 as compared to R$1.6872 per US dollar as of December 31, 2008) and the contrary effect in fiscal year 2010, when the dollar fell by 23.1% against the real (R$2.3152 per US dollar as of December 31, 2009 as compared to R$1.7810 per US dollar as of December 31, 2010).  The foreign-currency debt has also been increasing in recent years, US$2,021.3 million in 2010, US$993.4 million in 2009 and US$948.3 million in 2008.

Gain on Tax Recovery Program

We recorded a gain on tax recovery program of US$144.9 million in fiscal year 2010. We had no gains or losses under any tax recovery program in fiscal year 2009.

Other

Other resulted in income of US$34.1 million in fiscal year 2010 compared to an expense of US$2.3 million in transition fiscal year 2009, mainly resulting from the residual value of fixed assets disposals and the sale of the aviation fuel distribution business.

Income Taxes (Expense) Benefit

Income tax expense was US$184.8 million in fiscal year 2010, representing taxable income at the current Brazilian statutory rate of 34% adjusted for non-deductible expenses and non-taxable income in accordance with Brazilian tax law and by the exempted financial income at the Cosan Limited level, resulting in an effective tax rate of 26.4%, compared to an effective tax rate of 34.3% in transition fiscal year 2009, when we recorded a tax benefit of US$144.7 million. The lower effective income tax rate in 2010 was due primarily to a non-taxable item related to the gain on the tax recoverable program MP 470.  See note 17 to our financial statements included in this annual report.

Net Income (Loss)

As a result of the foregoing, we incurred a net income of US$331.9 million in fiscal year 2010, compared to a net loss of US$188.1 million in transition fiscal year 2009.

Transition Fiscal Year Ended March 31, 2009 compared to Fiscal Year Ended April 30, 2008

Consolidated Results

The following table sets forth audited consolidated financial information for the transition fiscal year ended March 31, 2009, the fiscal year ended April 30, 2008 and the eleven months ended March 31, 2008.

We previously operated in four segments: sugar; ethanol; fuel distribution and other products and services. The sugar segment operated and produced a broad variety of sugar products, including raw, organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. The ethanol segment produced and sold hydrous, anhydrous and industrial ethanol, which are sold primarily to the Brazilian market. The fuel distribution segment principally distributed fuels but also produced and sold lubricants. The other products and services segment consisted primarily of port services that we provide to third parties, consumer products under the “Da Barra” brand, electricity sales and diesel fuel sales to our agricultural services providers.  In 2010, we changed our segment presentation. See “Item 5. Operating and Financial Review and Prospects—Segment Presentation.”

	For Transition Fiscal Year Ended March 31, 2009 and For Fiscal Year Ended April 30, 2008					For Eleven Months Ended March 31,
	2009		2008		% Variation	2008
	(in millions of US$, except percentages)					(in millions of US$)
Statement of Operations:
Net sales:	US$	2,926.5	US$	1,491.2	96.2%	US$	1,289.1
Cost of goods sold		(2,621.9)		(1,345.6)	94.8		1,170.5
Gross profit		304.6		145.6	109.1		113.6
Selling expenses		(213.3)		(168.6)	26.5		(151.1)
General and administrative expenses		(140.1)		(115.1)	21.7		(105.1)
Operating loss		(48.8)		(138.1)	(64.7)		(142.5)
Other income (expenses):
Financial income (expense), net		(370.8)		116.8	*		66.7
Other expenses, net		(2.3)		(3.7)	(37.6)		(3.7)
Loss before income taxes, equity in income of affiliates and minority interest		(421.9)		(25.0)	*		(47.7)
Income taxes (expense) benefit		144.7		19.8	*		31.8
Loss before equity in income of affiliates and minority interest		(277.2)		(5.2)	*		(47.7)
Equity in income (loss) of affiliates		6.1		(0.2)	*		(2.8)
Loss (net income) attributable to noncontrolling interests		83.0		22.0	*		32.8
Net income (loss)	US$	(188.1)	US$	16.6	*	US$	(17.7)
_____________
* Not a meaningful comparison.

Net Sales

Net sales increased by 96.2%, to US$2,926.5 million in 2009 from US$1,491.2 million in fiscal year 2008, primarily as a result of:

•
the inclusion in transition fiscal year 2009 of the four months results of CCL subsequent to its acquisition, generating a net revenue of US$1,440.3 million, which represents 49.2% of consolidated net revenues; offset by

•
a 2.7% decrease in our ethanol sales volume to 395.0 million gallons (1,495.1 million liters) in transition fiscal year 2009 from 406.1 million gallons (1,537.1 million liters) in fiscal year 2008, and a 2.0% decrease in our sugar sales volumes to 3,051.7 thousand tons in transition fiscal year 2009 from 3,114.4 thousand tons in fiscal year 2008.

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

Sugar and Ethanol. Net sales from sugar and ethanol increased by 0.2% to US$1,391.8 million in fiscal year 2009, from US$1,389.8 million in fiscal year 2008, primarily as a result of:

•
a 9.7% increase in the average realized price per ton (including all of the types of sugar that we produce) to US$276.3 per ton in transition fiscal year 2009 from US$251.9 per ton in fiscal year 2008; offset by

•	a 2.0% decrease in our sugar sales volume to 3,051.7 thousand tons in transition fiscal year 2009 from 3,114.4 thousand tons in fiscal year 2008; and

•
a 2.7% decrease in our ethanol sales volume to 395.0 million gallons (1,495.1 million liters) in transition fiscal year 2009 from 406.1 million gallons (1,537.1 million liters) in fiscal year 2008, mainly due to the  upturn in output (43.1 million tons crushed in transition fiscal year 2009 as compared to 40.3 million in fiscal year 2008) and the increased emphasis on ethanol in our production mix (49% of TSR converted to ethanol in transition fiscal year 2009 as compared to 44% in fiscal year 2008); and

•
a 6.7% decrease in our average realized unit price to US$1.389 per gallon (US$367.0 per thousand liters) in transition fiscal year 2009 from US$1.489 per gallon (US$393.4 per thousand liters) in transition period 2008, due to the combination of a decrease in the domestic price and the appreciation of the real.

Sales of sugar and ethanol represented approximately 53% and 98% of total net sales in transition fiscal year 2009 and fiscal year 2008, respectively. This decrease in the relative contribution of sugar to total net revenues was primarily caused by the consolidation of four months of results of CCL in 2009 subsequent to its acquisition.

CCL (fuel distribution). Net sales from CCL in 2009 represent the sales of CCL since the date of its acquisition, December 1, 2008.

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

Cost of Goods Sold

Cost of goods sold increased by 94.8% to US$2,621.9 million in transition fiscal year 2009 from US$1,345.6 million in fiscal year 2008. This increase was primarily due to the inclusion of the results of  CCL since its acquisition on December 1, 2008, generating a cost of goods sold of US$1,388.3 million, representing 53.0% of cost. In reais, cost of goods sold in transition fiscal year 2009 was 129.2% higher than in fiscal year 2008.

Sugar and Ethanol. Cost of sugar sold decreased by 10.5% to US$629.3 million in transition fiscal year 2009 from US$703.5 million in transition period 2008, primarily as a result of the devaluation of the real against the U.S. dollar as discussed above. Cost of ethanol sold decreased by 6.5% to US$521.8 million in the transition fiscal year 2009 from US$558.2 million in fiscal year 2008 primarily as a result of: (1) a 4.5% decrease in the average unit cost per gallon (thousand liters) of ethanol to US$1.321 per gallon (US$349.0 per thousand liters) in 2009 from US$1.384 per gallon (US$365.6 per thousand liters) in 2008; and (2) the devaluation of the real against the U.S. dollar as discussed above.

CCL (fuel distribution). As our fuel distribution business has only been a part of Cosan since December 1, 2008, we have no meaningful comparative data to provide for periods before this date. The fuel distribution in the transition fiscal year 2009 represented 53% of our cost of goods sold.

Other products and services. Cost of other products and services decreased by 1.8% to US$82.4 million in transition fiscal year 2009 from US$83.9 million in fiscal year 2008. These costs were primarily denominated in reais, which devaluated 37.2% against the U.S. dollar, resulting in increased costs.

Selling Expenses

Selling expenses increased by 26.5% to US$213.3 million in transition fiscal year 2009 from US$168.6 million in 2008. This increase resulted primarily from the inclusion of CCL’s results for four months, generating selling expenses of US$49.8 million, representing 23.4% of cost.

General and Administrative Expenses

General and administrative expenses increased by 21.7% to US$140.1 million in transition fiscal year 2009 from US$115.1 million in fiscal year 2008. This increase was primarily due to the partial consolidation of four month results of CCL, generating selling expenses of US$22.9 million, representing 16.3% of cost.

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

Financial income in transition fiscal year 2009 totaled US$365.0 million compared to financial income of US$274.7 million in fiscal year 2008. This increase was primarily the result of:

•
a US$97.5 million increase in financial income from derivative transactions from US$179.0 million in fiscal year 2008 to US$276.5 million in transition fiscal year 2009 as a result of the changes in market prices of sugar and the foreign exchange rate effect on derivative transactions; and

•
a reduction of US$34.8 million in income from financial investments, related to the decrease of the average balance during the year and a decrease in the average interest rate as a consequence of the decrease in the CDI rate.

Financial Expenses

Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; (3) losses on foreign exchange variations related to our foreign currency-denominated indebtedness; (4) losses on derivatives (swaps, futures, forwards and options); (5) fees, commissions and other charges paid to financial institutions; and (6) interest and fees paid in connection with the pre-payment of the aggregate principal amount of our US$200.0 million 9.0% senior notes due 2009.

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

•
a US$123.9 million increase in financial expenses on derivative transactions from US$129.7 million in fiscal year 2008 to US$253.6 million in transition fiscal year 2009 as a result of the changes in market prices for sugar and foreign exchange rate effect on derivative transactions and new debt (CCL acquisition promissory notes);

Other Expenses, Net

Other expenses were US$2.3 million in transition fiscal year 2009, compared to other income of US$3.7 million in fiscal year 2008, mainly resulting from the residual value of fixed assets disposals.

Income Tax Benefit

Income tax benefit totaled US$144.7 million in transition fiscal year 2009, representing taxable income at the current Brazilian statutory rate of 34% adjusted for non-deductible expenses and non-taxable income in accordance with Brazilian tax law and by the exempted financial income at the Cosan Limited level, resulting in an effective tax rate of 34.3%, compared to an effective tax rate of 79.2% in fiscal year 2008, when we recorded a tax benefit of US$19.8 million.

Net Income (Loss)

As a result of the foregoing, we incurred a net loss of US$188.1 million in transition fiscal year 2009, compared to a net income of US$16.6 million in fiscal year 2008.

B. Liquidity and Capital Resources

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affects our net financial expenses;

•	prevailing Brazilian and international interest rates, which affects our debt service requirements;

•	our ability to continue to borrow funds from Brazilian and international financial institutions and to obtain pre-export financing from certain of our customers;

•	our capital expenditure requirements, which consist primarily of investments in crop planting and the purchase of equipment;

•	credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and management’s expectations; and

•	covenant compliance, including the implications of a breach of financial or other covenants and the company’s capacity for additional borrowing under its covenants.

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions of business and agricultural land through seller financing, third party-financing or capital contributions by our shareholders.

In fiscal year 2010, the cash flow used in investing activities was funded principally by operating activities. In transition fiscal year 2009, the cash flow used in investing activities was funded principally by increased borrowing, while in fiscal year 2008, it was funded principally by the net proceeds of our initial public offering. In transition fiscal year 2009, the cash flow generated by operations was used primarily for working capital requirements and to service our outstanding debt obligations. As of March 31, 2010, our consolidated cash, cash equivalents and marketable securities amounted to US$623.7 million as compared to $508.8 million as of March 31, 2009.

Cash Flow from Operating Activities

We had net cash flows from operating activities of US$811.0 million in fiscal year 2010, compared to US$256.6 million in transition fiscal year 2009. This increase was primarily attributable to the 276% increase in gross profit as a consequence of the increase in the sugar and ethanol segment contribution margin (net prices per ton minus unitary costs per ton) and the inclusion of the results of our subsidiary CCL for fiscal year 2010.

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

We had net cash flows from operating activities of US$57.6 million in 2008, compared to US$283.9 million in fiscal year 2007. This decrease was primarily attributable to the 70.1% decrease in gross profit, as a consequence of the significant decreases in ethanol and sugar prices, as well as by the concentration of accounts receivable at the end of fiscal year 2008.

Cash Flow Used in Investing Activities

We had net cash flows used in investing activities of US$1,044.8 million in fiscal year 2010, compared to US$787.8 million in transition fiscal year 2009. This variation was attributable to an increase of 78.4% to US$1,081.5 million in fiscal year 2010 from US$606.2 million in transition fiscal year 2009 for capital expenditures for property plant and equipment, in particular, our greenfield and co-generation projects.

We had net cash flows used in investing activities of US$787.8 million in transition fiscal year 2009, compared to US$1,441.7 million in fiscal year 2008. This variation was attributable to:

•	an increase in the amount invested in acquisitions, from US$102.0 million to US$930.4 million;

•	an investment in marketable securities of US$671.0 million in fiscal year 2008 while in transition fiscal year 2009 we had a withdrawal of US$558.8 million; and

•	proceeds from sales of property, plant and equipment in 2009 of US$160.7 million, mainly related to the aviation business.

Cash Flow from Financing Activities

We had net cash flows from financing activities of US$152.9 million in fiscal year 2010, compared to US$871.9 million in transition fiscal year 2009. This decrease was primarily attributable to amortizations of existing debt in the amount of US$1,839.5 million, partially offset by new debt of US$2,020.7 million during fiscal year 2010. Unlike the transition fiscal year 2009 and fiscal year 2008, no substantive amounts of cash were raised from a common stock offering in fiscal year 2010.

We had net cash flows from financing activities of US$871.9 million in transition fiscal year 2009, compared to US$1,023.3 million in fiscal year 2008. This decrease was primarily attributable to the reduction in the proceeds from the issuance of common stock from US$1,118 million in fiscal year 2010 to US$200 million in transition fiscal year 2009 partially offset by increased borrowing in transition fiscal year 2009 in the amount of US$672 million.

We had net cash flows from financing activities of US$1,023.3 million in fiscal year 2008, which was primarily attributable to the net proceeds from the issuance of our initial public offering in fiscal year 2008 and for the proceeds received from the minority shareholders who exercised their tag-along rights in connection with the capital increase of a subsidiary.

Working Capital

At March 31, 2010, we had working capital of US$990.4 million, compared to US$362.7 million at March 31, 2009, primarily attributable to:

•	a decrease in current portion of long-term debt, from US$781.7 million to US$471.1 million related to restructuring of our indebtedness;

•	an increase in trade accounts receivable, from US$258.9 million to US$430.3 million related to the consolidation of Nova América;

•	an increase in derivative financial instruments, from US$7.4 million to US$129.5 million related to the gains in hedge instruments at March 31, 2010; and

•	an increase in cash and cash equivalents, from US$508.8 million to US$623.7 million.

At March 31, 2009, we had working capital of US$362.8 million, compared to US$1,503.8 million at April 30, 2008, primarily attributable to:

•	a decrease in marketable securities and cash and cash equivalents, from US$1,082.9 million at April 30, 2008 to US$508.8 million at March 31, 2009; and

•	an increase in current portion of long-term debt, from US$653.1 million to US$743.5 million related to the acquisition of CCL and US$99.1 million for energy cogeneration.

We believe our current liquidity and our cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were US$1,084.5 million in fiscal year 2010 compared to US$1,375.9 million in transition fiscal year 2009, and US$744.8 million in fiscal year 2008. Excluding our acquisitions, our operating capital expenditures were US$1,081.5 million in fiscal year 2010 compared to US$606.2 million in transition fiscal year 2009 and US$642.9 million in fiscal year 2008.

Our capital expenditures in property, plant and equipment in fiscal year 2010 consisted of:

Sugar and ethanol

•
Investments in sugar cane planting totaled R$211.9 million, representing a return to historical levels. We had 53,600 hectares of planted area in fiscal year 2010, compared to 28,100 hectares in transition fiscal year 2009. Land preparation costs in unplanted areas are also included in this line. Inter-harvest maintenance investments totaled R$260.9 million, primarily due to the addition of the Nova América units and the impact of the shorter inter-harvest period, which increased the need for third-party services.

•
Investments in health, safety, environmental and sustainability matters totaled R$45.0 million; the amounts will be recognized separately in order to highlight those investments in our units designed to generate gains in efficiency.

•	Investments in mechanization totaled R$30.5 million, resulting in a mechanization ratio of 64.5%.

•	Investments in CAA projects totaled R$174.2 million, mainly consisting of investments in the industrial and agricultural areas, to increase the productivity and efficiency of the company’s units.

•
Investments in energy co-generation totaled R$376.4 million, a 15% increase over transition year 2009, reflecting the conclusion of certain projects (Copi, Gasa and Rafard), the operational start-up of two major projects (Barra and Bonfim) and the beginning of projects in other plants.

•	Greenfield capital expenditures totaled R$462.2 million, associated with the concluding phase of the Jataí (GO) and Caarapó (MS) projects.

•
Expansion project expenditures totaled R$133.4 million, related to the expansion of the Costa Pinto, Gasa, Bonfim, Barra, Tamoio, Ipaussu and Junqueira sugar plants, increasing the company’s production capacity by approximately 400,000 tons per year.

•	Through our indirect subsidiary Agrícola Ponte Alta S.A., we also acquired 28 ships for R$12.1 million pursuant to a purchase agreement entered into on October 1, 2009. We had previously leased and used the ships to transport sugarcane to our plant in Jaú, in the district of Potunduva.

Fuel distribution and lubricants

•
Capital expenditures of R$87.8 million were made in improvements to service stations, terminal expansions and renovations. The R$76 million increase over transition year 2009 was mainly due to the inclusion of a full year of the company’s investments for the first time in fiscal year 2010.

Rumo Logística (sugar logistics)

•	Rumo Logística began investing in locomotives and rolling stock totaling R$143.8 million in fiscal year 2010. The company received a BNDES financing line to acquire these assets.

We are continuously searching for opportunities to increase our production capacity of sugar, ethanol and bio-electricity, including the development of greenfield projects.  In fiscal year 2010, two new mills, the Jataí mill in the State of Goiás and Caarapó mill in the State of Mato Grosso do Sul (the latter is a project that we took over in its final stage of development after the Nova América acquisition) began operating.

Indebtedness

Our total debt of US$3,316.7 million at March 31, 2010 was higher than our total debt of US$2,032.8 million at March 31, 2009. Our short-term debt, comprised of the current portion of our long-term debt and interest accrued, and represented 14.2% of our total indebtedness at March 31, 2010. Our U.S. dollar denominated debt at March 31, 2010 represented 68.0% of our indebtedness. In addition, at March 31, 2010, 75.4% of our total indebtedness was unsecured.

As of March 31, 2010, we had total assets of US$8,994.9 million compared to US$5,421.1 million at March 31, 2009. Our total assets increased 65.9%, mainly due to tangible and intangible assets related to the acquisition of Nova América . Our net debt at March 31, 2010 was US$2,693.1 million, significantly higher than our net debt of US$1,524.0 million at March 31, 2009, mainly resulting from debt of (1) US$230.0 million and US$300.0 million in export pre-payment contracts maturing in 5 years and 3 years respectively, (2) three-year US$100 million export credit notes; (3) and two-year R$300.0 million in export credit certificates; (4) US$350.0 million senior notes 9.50% due 2014 issued by a CCL Finance Limited subsidiary; and (5) US$386.4 million from BNDES loans. Additionally, in fiscal year 2010 we paid off our remaining outstanding balance of both the US$200.0 million 9.0% senior notes due in 2009, in the total amount of US$37.3 million; and IFC Loans of US$70.0 million 3.89% working capital overdraft, in the total amount of US$52.2 million.

On June 9, 2009, Cosan Centroeste S.A. Açúcar e Álcool and Barra Bioenergia S.A., obtained approval from BNDES for a loan of approximately R$639 million to finance their greenfield project in Jataí, in the state of Goiás, and for a loan of approximately R$149 million for the co-generation project at the Gasa unit, in the state of São Paulo. BNDES will finance approximately 65% and 78% of the total amount to be invested in the Jataí and Gasa projects, respectively, over a period of up to 12 years.

On June 17, 2009, Barra Bioenergia S.A. requested approval from BNDES for a R$711.4 million credit facility, which will be used for co-generation projects at the Univalem, Ipaussu, Barra and Bonfim units located in the state of São Paulo. The credit facility will be divided into three financing lines, namely: (1) the co-generation line, with an average term of 13 years and cost of TJLP plus 1.92% per annum; (2) the Finance Sustained Investment Program (PSI) credit facility, with a 10-year term and total cost of 4.5% per year, accrued from June 30, 2010; and (3) the social projects line, with a 8-year term at a cost of TJLP. BNDES has already approved this credit facility.

On November 19, 2009, Nova América S.A. Industrial Caarapó, Cosan and Cosan Limited entered into a credit facility agreement with BNDES for a loan of approximately R$276 million to finance the construction of a sugar and ethanol unit located in Caarapó, in the state of Mato Grosso do Sul

On August 24, 2010, Rumo Logística and its subsidiary, Cosan Operadora Portuária, have entered into a facility agreement with BNDES in the amount of R$502.4 million for the purposes of building a new terminal port in Itirapina. On December 4, 2009, Rumo Logística and Cosan Operadora Portuária entered into a credit facility agreement with BNDES in the total amount of R$372.5 million.

Certain of our long-term debt agreements, in particular the export pre-payment contracts (described above), require us to comply with certain financial and negative covenants. Our US$450.0 million 8.25% perpetual notes, our US$400.0 million 7.0% senior notes due in 2017 and our indirect subsidiary CCL Finance Limited’s $350.0 million 9.50% Senior Notes due in 2014 limit our ability and the ability of our subsidiaries to enter into certain transactions with shareholders or affiliates, engage in a merger, sale or consolidation transactions, and create liens.

Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos)

To extend the repayment period of debt incurred by Brazilian agricultural producers, the Brazilian government passed Law 9,138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered agricultural producers with certain types of debt the opportunity to acquire CTNs in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt, and these securities would mature in 20 years. The acquisition price was calculated as the present value, discounted at a rate of 12.0% per year or at the equivalent of 10.4% of its face value. The face value of the CTNs will be readjusted according to IGP-M plus 12.0% per year. The CTNs were deposited as a guarantee and cannot be sold until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to repay our PESA debt. We joined the PESA program between 1998 and 2003 and the program is structured to automatically settle our PESA debt between 2018 and 2023. Our PESA debt is guaranteed by mortgages on our land.

As of March 31, 2010, our PESA related outstanding debt totaled US$338.9 million, compared to US$215.6 million at March 31, 2009. As of March 31, 2010, our CTN credits totaled US$115.5 million, compared to US$103.3 million at March 31, 2009. Both increases of PESA and CTN amounts occurred due to the acquisition of Nova América Group. Our total debt, excluding PESA debt, was US$3,019.5 million at March 31, 2010. Our negative net debt, excluding CTN credits and PESA debt, was US$2,395.8 million at March 31, 2010.

C. Research and Development, Patents, Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report including under “Item 3. Key Information—D. Risk Factors”, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Leases

As of March 31, 2010, we leased 437,698 hectares, through approximately 2,128 land lease contracts with an average term of five years. Six of these contracts (covering 30,260 hectares, or approximately 7.6 % of the land leased by us) are entities controlled by our chairman and controlling shareholder under arms-length terms. In accordance with these land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA. In fiscal year 2008, we paid an average of 16.9 tons of sugarcane per hectare, and an average of 122.8 kilograms of TSR per ton of sugarcane, at an average cost of US$0.2987 million per kilogram of TSR under our land lease contracts. In transition fiscal year 2009, we paid an average of 17.2 tons of sugarcane per hectare, and an average of 121.6 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1461 million per kilogram of TSR under our land lease contracts. In fiscal year 2010, we paid an average of 17.52 tons of sugarcane per hectare, at an average cost of US$0.1751 per kilogram of TSR under our land lease contracts.

Bank guarantees

As of March 31, 2010, we have entered into bank guarantees relating to legal proceedings, debt, energy auctions and concession agreements, as follows:

	In million of US$
Sugar & Ethanol	US$	173.5
Fuel distribution		76.8
Sugar logistics		59.8
Total	US$	310.1

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at March 31, 2010:

	Total		Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years
	(in millions of US$)
Long-term debt obligations(1)	US$	3,316.8	US$	471.1	US$	884.7	US$	992.3	US$	968.7
Operating lease obligations(2)		1,908.3		73.8		132.0		131.9		760.6
Purchase obligations		5,621.5		687.9		1,112.5		763.8		3,057.3
Advances from customers		980.4		201.3		574.3		204.8		—
Total	US$	11,017.0	US$	1,434.1	US$	2,703.5	US$	2,092.8	US$	4,786.6
_____________
(1)	Less than 1 year amounts include accrued interest over the existing debt, long term installments do not include any interest.

(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 129.8 kg per ton, at a price of R$0.3492, per kg as defined by CONSECANA for March 2010.

Our long-term debt consists primarily of:

•	US$547.2 million of export pre-payment notes due from 2012 through 2014;

•	US$520.1 million refers to the financing of co-generation projects, as well as the financing of Jataí and Caarapó greenfields (sugar and ethanol mills);

•	US$455.8 million perpetual notes with call option for Cosan beginning on February 2011;

•	US$405.3 million senior notes due February 2017;

•	US$354.4 million senior notes due February 2014;

•	US$297.2 million PESA debt due between 2018 and 2020, payable against CTN credits; and

•	US$212.6 million export credit notes due during 2012.

We believe we will be able to refinance our existing debt on favorable market conditions. However, if we experience unfavorable market conditions, we believe that we already have available cash to repay our debt obligations due in the next three fiscal years, and, after that period, we expect to repay our debt obligations as they become due with cash generated by our operations.

Recently Issued Accounting Standards

FASB Accounting Standards Codification

In September 2009, the Accounting Standards Codification, or “ASC”, became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board, or “FASB”, for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these consolidated financial statements includes the applicable ASC reference.

Subsequent Events

We adopted ASC 855, “Subsequent Events”, which established general accounting standards and disclosure for subsequent events, during the year ended March 31, 2010.

Noncontrolling Interests

Effective April 1, 2009, we adopted new accounting guidance ASC 810, “Consolidation”, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of shareholders’ equity titled “Noncontrolling Interests” in the consolidated balance sheets and statement of changes in shareholders’ equity and comprehensive income (loss).

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the consolidated statements of operations and statements of changes in shareholders’ equity and comprehensive income (loss). Prior period financial statements have been reclassified to conform to the current year presentation as required by ASC 810.

Other  New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. We expect that the adoption of ASU 2010-06 will not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to Financial Accounting Standards Board Interpretation No. 46(R), included in ASC Subtopic 810-10, Consolidations — Overall. This guidance is intended to improve financial reporting by enterprises involved with variable interest entities by requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and addresses concerns regarding the timeliness and usefulness of information about an enterprise’s involvement in a variable interest entity. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009, with early application prohibited. We do not believe the adoption will have a material impact on our consolidated financial statements.

G. Safe harbor

See “Forward-Looking Statements”.

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

The following table lists the members of our board of directors on March 31, 2010:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan’s Board	Class(1)	Position Held – Cosan Limited	Position Held – Cosan	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	III	Chairman	Chairman	1950
Marcus Vinicius Pratini de Moraes(2)	2007	2005	II	Vice Chairman	—	1939
Marcelo Eduardo Martins	2009	2009	III	Director	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	—	I	Director	Director	1942
Marcos Marinho Lutz	2007	—	II	Director	—	1969
Pedro Isamu Mizutani	2007	2000	III	Director	Vice Chairman	1959
George E. Pataki(2)	2007	—	I	Director	—	1945
Marcelo de Souza Scarcela Portela	2007	2005	II	Director	Director	1961
José Alexandre Scheinkman(2)	2007	—	I	Director	—	1948
Burkhard Otto Cordes	2008	2005	II	Director	Director	1975
Hélio Franca Filho (2)	2008	—	III	Director	—	1960
Serge Varsano (2)	—	2009	—	—	Director	1956
Roberto Rezende Barbosa	—	2009	—	—	Director	1959
Pedro Luiz Cerize (2)	—	2008	—	—	Director	1969
_____________
(1)
The terms of the directors expire as follows: Class I at the annual general meeting held in fiscal year 2011; Class II at the annual general meeting held in the transition fiscal year 2012; and Class III at the annual general meeting held in the fiscal year 2010.

(2)	Independent director.

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

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief commercial officer. He has been Cosan’s chief executive officer since November 2009 and served as chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infra-structure and energy at CSN (SID) and board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

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

Helio Franca Filho. Mr. Franca Filho has been a member of Cosan’s board of directors since August 2009. He joined Gavea’s Illiquid Strategies Group in April 2007, focusing primarily on the commodities sector. With over 20 years of experience in the commodities sector, Mr. Franca Filho began his career with the Sucres & Denrées group, where he worked from 1984 to 1985 trading coffee, sugar and cocoa. He subsequently joined the Louis Dreyfus group in New York, where he was in charge of the Latin American sugar and ethanol market from 1985 to 1996. From 2000 to 2007, he was director of Brazilian operations for the Noble group, a commodities trading company listed in England and Singapore. Mr. Franca Filho has a degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ).

Serge Varsano. Mr. Varsano holds a degree from the Marshall School of Business of the University of Southern California. Mr. Varsano began his career as a trader in the Sucres et Denrées group, one of the world’s leading sugar traders, subsequently becoming its CEO. He has been CEO of the Sucres et Denrées group since 1988.

Roberto de Rezende Barbosa. Mr. Barbosa has been a member of Cosan’s board of directors since 2009. Born on June 26, 1950 in São Paulo, he worked as a trainee at Halles Bank and the Dacon dealership, assuming the family business in 1975. With degrees in Business and Industry, he was the CEO of Grupo Nova América and is currently the CEO and a board member at CTC – Centro de Tecnologia Canavieira, and a board member at SCA – Sociedade Corretora de Álcool, IEDI – Institute of Industrial Development Studies and UNICA – the Federation of Sugarcane Industries of São Paulo State.

Pedro Luiz Cerize. Mr. Cerize has been a member of Cosan’s board of directors since 2009. He is founder and co-manager of Skopos and is responsible for the allocation of the fund’s assets. Previously, he worked at Corretora Socopa, Fator and BBA Creditanstalt Bank, where he was responsible for the stock trading desk, managing over US$100 million. In addition to managing the fund, he serves on the board of directors of Indústrias Romi S.A. (ROMI4 BZ). He earned a bachelor’s degree with honors in Business Administration from the Getulio Vargas Foundation (FGV) in São Paulo, having received the Gastão Vidigal award in 1991 for academic achievement, and an MBA in finance in 1993 from the Brazilian Institute for Capital Markets – IBMEC.

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

The following table lists our current executive officers:

Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan	Position Held – Cosan Limited	Position Held – Cosan	Year of Birth
Rubens Ometto Silveira Mello	2007	—	Chief Executive Officer	—	1950
Marcos Marinho Lutz	2007	2009	Chief Commercial Officer	Chief Executive Officer	1969
Pedro Isamu Mizutani	2007	2000	Chief Operating Officer	Chief Operating Officer	1959
Marcelo Eduardo Martins	2009	2009	Chief Financial Officer and Investor Relations Officer & M&A Officer	Chief Financial Officer and Investor Relations Officer & M&A Officer	1966
Marcelo de Souza Scarcela Portela	—	2009	—	Legal Officer	1961
Rodolfo Norivaldo Geraldi	—	2000	—	Executive Officer	1951
Antonio Alberto Stucchi	—	2009	—	Executive Officer	1957

The business address of our current executive officers is Av. Juscelino Kubitschek, 1726, 6th floor, São Paulo, SP, Brazil.

Key managers

Name	Initial Year of Appointment to Cosan	Position Held – Cosan
Carlos Alberto Piotrowski	2008	Chief Operating Officer – Shared Service Center
Leonardo Gadotti Filho	2008	Chief Operating Officer – CCL
Julio Fontana Filho	2009	Chief Operating Officer – Rumo Logística
Collin Butterfield	2010	Chief Operating Officer – CAL

Carlos Alberto Piotrowski: He joined Esso Brasileira in 1984 and worked in different areas in Brazil and abroad, having led the transition of the Latin America area of fuel distribution during the Exxon-Mobil merger. He returned to Brazil in 2007 to take the position of President of Esso Brasileira from 2007 until 2009, when it became Cosan Combustíveis e Lubrificantes.

Leonardo Gadotti Filho: He is also President of Sindicom and Member of the Board of Directors of Instituto Brasileiro de Ética Concorrencial - ETCO. He started working at the Essobrás in 1980 as a trainee, and has worked in Great Britain and the United States, returning to Brazil in 1999.

Julio Fontana Filho: He is the former Chief Executive Offficer of MRS Logística S.A. with experience in logistics, railroad operations and infrastructure.

Collin Butterfield: He holds an Engineering degree from Boston University and a master’s degree in Economy and Finance from Dartmouth College. He created the website Viajo.com (currently named Decolar.com.br) and before joining Cosan acted as Bracor’s Investments Officer.

Our Relationship with our Executive Officers and Directors

Mr. Burkhard Otto Cordes is a member of Cosan and Cosan Limited’s board of directors and serves as financial manager in Aguassanta Participações S.A. Mr. Cordes is Mr. Mello’s son-in-law.

There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

Committees of the Board of Directors

Audit Committee

Our board of directors has determined that Marcus Vinicius Pratini de Moraes (chairman) and Mailson Ferreira da Nóbrega are “audit committee financial experts” as defined by current SEC rules and meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Summary of Significant Differences of Corporate Governance Practices—Audit Committee”. The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and Helio França Filho.

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

The aggregate amount of compensation paid to all members of Cosan’s board of directors and its executive officers in fiscal year 2010 was US$6.9 million. In transition fiscal year 2009, it was US$3.2 million. For fiscal year ended April 30, 2008, the aggregate compensation paid to all members of Cosan’s board of directors and its executive officers was US$3.5 million. The compensation to be paid to directors and executive officers of Cosan who also act as such for our company will be in addition to compensation paid to them by our company.

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

D. Employees

As of March 31, 2010, we had 39,339 employees. The following table sets forth the number of our total employees by main category of activity for the periods indicated:

	At March 31,		At April 30,
	2010	2009	2008
Agricultural	23,323	25,816	36,024
Industrial	5,550	8,019	6,483
Commercial	397	876	622
Administrative	2,130	3,128	1,893
Financial and investor relations	72	60	120
Port	188	1,165	198
Total	39,339	31,648	45,340

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

Our total annual payroll was US$271.6 million as of March 31, 2010, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans (Programas de Participação nos Resultados) developed with the labor unions of which our employees are members, which provide performance-based compensation. In fiscal year 2010, we paid US$12.8 million as profit sharing distributions.

E. Share Ownership

Except for Mr. Rubens Ometto Silveira Mello, our indirect controlling shareholder and chairman, who indirectly holds 96,332,044of our class B series 1 common shares and 16,111,111 Class A common shares, none of our directors and executive officers currently owns or holds class A common shares or class B common shares of our company.

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

Cosan

On August 30, 2005, Cosan’s shareholders approved a stock option plan that authorized the issuance of a maximum of 5% of Cosan’s total share capital. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares, or 3.25% of Cosan’s total share capital. A remaining 1.75% of Cosan’s share capital may subsequently be issued pursuant to the terms of Cosan’s stock option plan. The stock options that were issued have an option price of US$2.93 per common share, and may be partially exercised (up to a maximum of 25% annually) after November 18, 2006. On November 20, 2006, Cosan’s board of directors approved the issuance of 1,132,707 new common shares to certain of Cosan’s executive officers under Cosan’s stock option plan, which resulted in an increase in the number of Cosan’s issued and outstanding common shares on that date. On September 11, 2007, Cosan’s board of directors granted 450,000 options to one of Cosan’s executive officers. On November 19, 2007 and December 11, 2007, 922,947 and 38,725 options, respectively, were exercised. On March 31, 2010, there were outstanding options corresponding to 653,976 common shares under this plan.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 92,554,316 class B series 2 common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 41.5% of our issued and outstanding share capital, and 86.1% of our voting power by virtue of his control of 100% of our class B common shares and 9.2% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Queluz Holdings Limited	8,611,111	4.9	66,321,766	68.8	74,932,877	27.7
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.2	30,010,278	11.1
CFV19 Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
MSAL Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
Certo Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
MSOR Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Usina Bom Jesus S.A. Açúcar e Álcool	255,000	0.1	—	—	255,000	0.1
Gávea Funds	39,445,393	22.6	—	—	39,445,393	14.6
Janus Capital Management LLC (1)	17,141,850	9.8	—	—	17,141,850	6.3
Skagen Funds (2)	8,900,000	5.1	—	—	8,900,000	3.3
Others	93,174,725	53.4	—	—	93,174,725	34.4
Total	191,497,191	100.0	96,332,044	100.0	270,687,385	100.0
_____________
(1)
Based on information filed by Janus Capital Management LLC, or Janus Capital, with the SEC on February 16, 2010, as a result of its role as investment adviser or sub adviser to various managed portfolios, Janus Capital may be deemed to be the beneficial owner of 17,141,850 class A common shares held by such managed portfolios. The interest of Janus Overseas Fund, which is one of the managed portfolios to which Janus Capital provides investment advice, amounted to 14,108,974 class A common shares

(2)
Based on information filed by Skagen Funds with the SEC on April 6, 2010, Skagen Funds is deemed to be the beneficial owner of 8,900,000 class A common shares. Skagen Funds is a Norwegian investment company and holds the shares for investment purposes.

No class B series 2 common shares are currently issued and outstanding.

Queluz Holdings Limited, Costa Pinto, CFV19 Participações S.A., MSAL Participações S.A., Certo Participações S.A., MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool

On November 24, 2009, a corporate reorganization was approved within companies from its controlling group (Aguassanta Participações S.A., Queluz Holdings Limited, or “Queluz”, and Usina Bom Jesus S.A. Açúcar e Álcool), aiming at consolidating their control with Mr. Rubens Ometto Silveira Mello.

This reorganization may result, but not necessarily, in the sale by Queluz of up to around 5,500,000 class A common shares issued by Cosan Limited within approximately 12 months, never exceeding 1% of total Class A shares, or 1,743,553 shares, in a given 90-day period, pursuant to Securities Act Rule 144 and other applicable provisions. Its class B share position remains unaltered.

Queluz Holdings Limited and Costa Pinto own all of our class B series 1 common shares. Queluz Holdings Limited, CFV19 Participações S.A., MSAL Participações S.A., Certo Participações S.A., MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool also hold  in aggregate 10% of our class A common shares. These companies are indirectly controlled by Mr. Rubens Ometto Silveira Mello, the chairman of our board of directors through several companies controlled directly and indirectly by him. Although the control is exercised by Mr. Rubens Ometto Silveira Mello, there are some family members and other individuals who are also beneficial owners of minority interests in these companies.

Cosan

The following table sets forth information relating to the beneficial ownership of Cosan’s common shares as of the date hereof.

Shareholders	Common Shares	%
Cosan Limited	253,703,323	62.3
Rezende Barbosa	44,300,389	10.9
Others	109,006,484	26.8
Total	407,010,196	100.0

On September 19, 2008, the board of directors approved a capital increase in the total amount of R$880 million (US$456.1 million) through the issuance of 55,000,000 new shares at a price of R$16.00 (US$8.29) each. Each new share had one warrant attached to it. Each warrant grants its holder the right to subscribe for 0.6 common shares. The warrants were valid until December 31, 2009. The subscription price through the use of warrants is R$16.00 (US$8.29) per share.  Because not all shareholders exercised their preemptive rights under the capital increase, Cosan Limited increased its holding of Cosan’s common shares from 171,172,252 to 226,165,734, or from 62.81% to 69.05% of the Company’s capital.

On March 6, 2009, Cosan’s board of directors approved a capital increase in the total amount of US$1.9 million through the issuance of 736,852 new common shares, to be used under Cosan’s Stock Option Plan. As a result of the capital increase, Cosan’s share capital is of 328,284,884 common shares, 226,165,734 (69.0%) of which are owned by us and 102,119,150 (31.0%) of which are outstanding in the market.

On June 18, 2009, Cosan’s shareholders approved a capital increase of US$169.5 million through the issuance of 44,300,389 new common shares, with no par value, for purposes of the acquisition of Curupay. As part of this acquisition, Cosan acquired a noncontrolling interest in Novo Rumo in the amount of US$62.5 million, which has been accounted for as an equity transaction, with a dilution of noncontrolling interest.

On July 15, 2009, Cosan’s board of directors approved a capital increase of US$6.1 million through the issuance of 224,819 new common shares, with no par value, for purposes of meeting the needs of the stock option plan, due to exercise of such options by qualifying executives.

On August 7, 2009, Cosan’s board of directors approved a capital increase of R$800.0, or US$450.0 through the issuance of 50 new common shares, with no par value, at an issue price of R$16.00 per share, or US$9.09, due to exercise of subscription warrants by the holders.

On October 5, 2009, Cosan’s board of directors approved a capital increase of US$0.6 million through the issuance of 169,500 new common shares, with no par value, for purposes of meeting the needs of the stock option plan, due to exercise of such options by qualifying executives.

On October 29, 2009, Cosan’s board of directors approved a capital increase of US$236.2 million through the issuance of 23,753,953 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by Cosan Limited. As a result, Cosan Limited increased its holding of the company’s common shares from 226,165,734 to 249,919,687. Cosan Limited’s interest in Cosan increased from 60.64% to 62.99% of Cosan’s capital.

On December 15, 2009, Cosan’s board of directors approved a capital increase of US$0.8 million through the issuance of 84,000 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders. On the same day, Cosan’s board of directors approved a capital increase of US$6 million through the issuance of 571,194 new common shares, with no par value, for purposes of meeting the needs of the stock option plan, due to exercise of such options by qualifying executives.

On December 22, 2009, Cosan’s board of directors approved a capital increase of US$78.6 million through the issuance of 8,072,976 new common shares, with no par value, at an issue price of US$9.00, due to the exercise of subscription warrants by Cosan Limited and other holders. Cosan Limited exercised 5,403,560 subscription warrants which resulted in an issuance of 3,242,136 new common shares and other holders exercised 8,051,400 subscription warrants which resulted in an issuance of 4,830,840 new common shares. As a result, Cosan Limited increased its interest in Cosan’s capital from 249,919,687 to 253,161,823, or from 62.89% to 63.19% of Cosan’s capital.

On December 31, 2009, Cosan’s board of directors approved a capital increase of US$10.8 million through the issuance of 1,081,552 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders. As a result, Cosan Limited’s interest decreased to 62.27% of Cosan’s capital

On March 29, 2010, Cosan’s board of directors approved a capital increase of US$0.1 million through issuance of 17,000 new common shares, with no par value, for purposes of meeting the needs of the stock option plan, due to exercise of such options by qualifying executives.

On July 29, 2010, Cosan’s board of directors approved a capital increase of US$1.5 million through issuance of 449,879 new common shares, with no par value, for purposes of meeting the needs of the stock option plan, due to exercise of such options by qualifying executives. As of that date, Cosan’s share capital consisted of 407,010,196 common shares.

On August 25, 2010, we entered into definitive agreements for the creation of a proposed joint venture with Shell, see more information in “Item 10. Additional Information—C. Material Contracts”.

Treasury stock

In the year ended March 31, 2009, we acquired 343,139 common shares from dissident shareholders related to a prior acquisition. These shares are held in treasury.

Set forth below is a brief description of each of the shareholders mentioned in the table above.

Cosan Limited

On March 31, 2010, we owned 62.3% of Cosan’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

Rezende Barbosa

On June 18, 2009, Cosan entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay”.  The acquisition was carried out through the merger of Curupay into Cosan resulting in the issuance by Cosan of 44,300,389 new common shares, fully subscribed and paid-in by Rezende Barbosa.

Shareholders’ Agreements and Other Arrangements

Cosan Limited

Aguassanta and Costa Pinto, our indirect controlling shareholders, entered into a shareholders’ agreement pursuant to which they undertake to vote jointly with respect to any matter related to us and our subsidiaries. Aguassanta and Costa Pinto have agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The vote of the indirect shareholder that owns a greater equity stake in Cosan Limited shall prevail.

Cosan

Rezende Barbosa

Pursuant to an agreement dated June 9, 2009, the Rezende Barbosa Family has the right to have one member on both the supervisory board and the board of directors.  Cosan Limited has , subject to limited exceptions, a right of first refusal on shares of Cosan (CSAN3) owned by the Rezende Barbosa family.

Cosan Portuária

On February 8, 1999, São Francisco and Tate & Lyle do Brasil Serviços e Participações S.A., or “Tate & Lyle”, entered into a shareholders’ agreement that governs the rights of the shareholders of Cosan Portuária (formerly São Francisco Operadora Portuária de Granéis Ltda.). In April 2004, Cosan acquired 90.0% of the outstanding capital stock of Cosan Portúaria through a Cosan capital increase in the amount of US$1.5 million, which was fully subscribed by Cosan’s shareholder, São Francisco, using shares that it held at Cosan Portuária.

Cosan has signed a memorandum of understanding dated April 9, 2008 with Rezende Barbosa with the intention of merging into a new entity the port terminal facilities of Cosan Portuária with those at the neighboring site of Teaçu Armazéns Gerais S/A, owned by Rezende, or the “merged entity”. Cosan asked Tate & Lyle to provide its approval as the minority shareholder in Cosan Portuária to the arrangements. Tate & Lyle’s and Cosan’s equity interests in the merged entity would be held by a holding company owned by Cosan and Tate & Lyle.. Because of the creation of the holding company, Cosan and Tate & Lyle entered into a shareholders’ agreement with respect to the holding company named COPSAPAR Participações S/A in order to govern: (1) the election of the board of directors; (2) the exercise of voting rights in general shareholder meetings and meetings of the board of directors; and (3) the preemptive rights of shareholders.

Rumo Logística

On September 2, 2010, Novo Rumo, Cosan, Cosan Limited and investment vehicles controlled by TPG and Gávea entered into a shareholders’ agreement that regulates the rights of the shareholders of Rumo Logística and on the same date the parties have entered into a subscription agreement in which Gávea and TPG agreed to subscribe common shares of Rumo Logística representing a 25% ownership for a price of R$400 million, implying a post-money equity valuation of R$1,600 million. In accordance to the shareholders agreement, Rumo Logística will have a board of directors of five members and Gávea and TPG will have the right to appoint two of the directors. Pursuant to the agreement, (1) Gávea and TPG will have the right to participate, through at least one representative, in all board committees and certain other relevant committees of Rumo Logística; (2) any decision regarding Rumo Logística or any of its subsidiaries will be determined by a simple majority vote; (3) Gávea and TPG will have rights of first refusal; (4) Gávea and TPG will have tag along rights.

TEAS

Cosan and Cargill Agricola S/A entered into a shareholders’ agreement with respect to TEAS Terminal Exportador de Alcool de Santos S/A , or “TEAS”, dated as of February 15, 2005 and amended on November, 26, 2009, that provides for, among other things, the right of first refusal of the shareholder to acquire the shares of TEAS owned by the other shareholder, in the event such party decides to sell its shares to a third party.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 13 to our audited financial statements included in this annual report.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of US$50 million by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and US$150 million by the funds managed by Gávea Investimentos Ltda., at US$4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result and following the date of the acquisition, Mr. Rubens Ometto Silveira Mello holds 41.5% of the Company’s total capital and 86.1% of its voting capital.

Recurring Transactions with Shareholders

Cosan leases agricultural land for planting sugarcane from certain of our and its shareholders and other related parties on market terms. As of March 31, 2010 we leased 394.312 hectares, through 2,128 land lease contracts with an average term of five years. Six of these contracts (covering 30,260 hectares, or 7.6% of the land leased by us) are entities controlled by our chairman and controlling shareholder under arms-length terms. These land lease agreements are on arms-length terms equivalent to those we enter into with third parties. Lease payments under these agreements are based on the price of 16.9 tons of sugarcane per hectare, calculated in accordance with certain regulations of CONSECANA.

Through our indirect subsidiary Agrícola Ponte Alta S.A., we also acquired 28 ships for R$12,115,000 pursuant to a Ship Purchase Agreement, entered into on October 1, 2009. We had previously leased and used the ships to transport sugarcane to our plant in Jaú, in the district of Potunduva.

Guarantees with Related Parties

On November 17, 2008, Cosan issued promissory notes for an aggregate outstanding principal amount of R$1.1 billion (US$617.6 million as of March 31, 2010). The promissory notes are subject to interest consisting of the accumulated change in average daily rates of Interfinancial Deposits plus 3% annual rate, payable on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (1) a guarantee of Mr. Rubens Ometto Silveira Mello; and (2) chattel mortgage of shares of CCL (current name of Essobrás).

As a result of Cosan’s participation in the PESA federal government financing program between 1998 and 2000, Amaralina mortgaged land to secure the restructuring of Cosan’s debt, and Agrícola Ponte Alta and Pedro Ometto S.A. mortgaged land to secure the restructuring of the debt of Da Barra. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Special Agricultural Financing Program (Programa Especial De Saneamento De Ativos).

For approximately seven months, Cosan and Palermo Agricola Ltda, a special purpose company wholly-owned by Aguassanta Participações S/A , or “Palermo”, have been in the planning and execution stages of a project involving a build-to-suit and lease arrangement whereby Palermo would construct, pursuant to Cosan specifications, the building that will house Cosan’s shared services center in Piracicaba, São Paulo State, or the “Shared Services Center”, which would thereafter be leased by Palermo to Cosan.  On July 1, 2010, Cosan entered into the build-to-suit and lease agreement with Palermo based on previously agreed business terms that formalized this arrangement.  Following the completion of construction of the Shared Services Center, Cosan will lease this building from Palermo for a period of ten years, with monthly rental payments of R$350,000 (US$196,500).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Tax Proceedings

We are engaged in a number of legal proceedings with Brazilian tax authorities in the total amount of US$1,400 million for which we have recorded provisions in an aggregate amount of US$173,924 million at March 31, 2010. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected.

Cosan has tax credits related to IPI Premium Credit introduced by Decree Law No. 491/69, which represents an incentive to export trading companies, through the grant of IPI tax credits calculated on export sales, as a form of compensation for the tax paid internally. We have used a portion of these credits to offset federal taxes and contributions. The Superior Court of Justice of Brazil had previously ruled that IPI premium credits could be used by companies to offset against other federal taxes. However, in a ruling dated November 9, 2005, the Superior Court of Justice of Brazil, a Brazilian appellate court, changed its prior position. This decision may be appealed by the losing party with the Superior Court of Justice of Brazil, and, if the party loses this appeal, it may further appeal the decision with the Superior Federal Court of Brazil (Supremo Tribunal Federal). We have established a provision in the amount of US$116.3 million in our consolidated financial statements at April 30, 2008 for the full amount of the taxes that we have offset pursuant to the initial judicial authorization. Cosan opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as taxes payable.

Da Barra is a party to legal actions challenging the right to recognize the IPI tax credits arising from purchases of raw materials, intermediary products and packaging materials that are tax-exempt, non-taxable or taxed at a zero percent rate. We have offset US$11.8 million of taxes with IPI tax credits as of March 31, 2009, and we have established a provision in the amount of US$24.6 million in our consolidated financial statements for the full amount of the taxes that we have offset pursuant to a judicial authorization granted (including interest calculated at the SELIC rate) as of March 31, 2009. These claims were all included in the tax amnesty program.

On October 31, 2006, Cosan and controlled company Da Barra adhered to the Special Program for the Payment of ICMS Tax Debts. As a result, we settled a material portion of our ICMS tax debts and reduced considerably the amount of the corresponding provision. As for the remaining ICMS debts, we had established a provision in an aggregate amount of US$20.0 million as of March 31, 2009 and an aggregate provision of US$36,968 as of March 31, 2010. As of March 31, 2010, the total amount related to the remaining ICMS tax debts was US$336 million.

In addition, the Brazilian federal tax authorities issued tax deficiency notices against Cosan and its subsidiaries alleging that it had not collected an aggregate amount of US$62.6 million in PIS and COFINS with respect to foreign exchange gains and other income.  Due to a change in the tax legislation in May 2009, the Company evaluated its ongoing judicial claims related to the increase in the calculation basis of PIS and COFINS and reversed the related provision in the amount of US$30.2 million.

Da Barra instituted administrative proceedings to recover IPI taxes paid with respect to refined amorphous sugar and the right to offset these IPI taxes against other federal taxes. During these proceedings, Da Barra offset these IPI tax credits against other federal taxes. However, despite the ongoing administrative proceeding, the Brazilian federal tax authority (Receita Federal do Brasil), or “RFB”, issued tax deficiency notices against Da Barra, claiming that Da Barra owed the full amount of the federal taxes that it offset with these IPI tax credits. To suspend the effectiveness of these tax deficiency notices, Da Barra filed suit for and obtained a preliminary injunction through a writ of mandamus. As of March 31, 2010, Da Barra has used a portion of these IPI tax credits to offset IPI and other federal taxes in an aggregate amount of US$148.0 million. We have not recorded a provision.

Da Barra is a party to legal proceedings challenging the constitutionality of contributions that it did not pay to the Sugar and Alcohol Institute (Instituto do Açúcar e Álcool), or “IAA”, which were levied on the sale of sugar and ethanol during the period between March 1989 and November 1991, in an aggregate amount equal to US$18.3 million. In addition, Da Barra is a party to several tax execution proceedings filed by the Brazilian federal government, as successor to credits held by the now-dissolved IAA, deriving from the default by Açucareira Nova Tamoio S.A. (which was subsequently merged into Da Barra) with respect to payments under cross-border loans for which the Brazilian federal government acted as guarantor. The claims involved in these suits amounted to US$55.4 million at April 30, 2008. However, in light of the judicial decision in favor of Da Barra during the second quarter of 2006, our legal advisors reassessed the estimate of loss for these tax collection claims, reducing them to US$27.5 million, which has been reserved for in our consolidated financial statements. As a result of the reassessment of the loss estimate, Da Barra recognized a reversal of the updating of the provision for these claims for the year ended April 30, 2007, in the amount of US$25.4 million, which was recorded under the financial income (expenses), net. The Company opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09.

In September 2006, the Brazilian federal tax authorities issued a tax notice against Cosan in an aggregate amount equal to US$69.7 million, including penalties and interest, related to withholding income tax. Despite what we believe is a remote chance of our success on the administrative level, we believe, based on the advice of our external legal counsel, that it is possible that we will prevail once this matter is brought before a court. We have recorded a provision in our consolidated financial statements for this contingency in the amount of US$104 million.

We are also involved in other tax proceedings relating to PIS/COFINS/IPI/IR/CSL/IRF federal taxes, including withholding income tax mentioned above, with claims in an aggregate amount of US$1,380 million as of March 31, 2010. We have established a provision for the tax proceedings in which we believe we will not prevail in the amount of US$173.9 million

CCL and its direct subsidiary, Sociedade Técnica e Industrial de Lubrificantes Ltda., or “Solutec”, initiated a lawsuit in 1993 disputing the balance sheet monetary correction index established by the federal government in 1989, which did not reflect inflation in the period. Because of the adoption of the index imposed by the federal government, CCL determined and paid IRPJ and CSLL amounts allegedly higher than should have been due. CCL and Solutec were granted a favorable preliminary injunction ruling regarding recalculation of the balance sheet monetary correction, now using the inflation indices for the period, thus determining new IRPJ and CSLL amounts. The IRPJ and CSLL overpayments were offset in subsequent years until 1997.  Despite the favorable decision, tax authorities served Solutec with a tax deficiency notice relating to the offsets made during the period from 1993 to 1997, whereas CCL was served a notice only in relation to the offset carried out in 1993. In view of the contingent characteristics of such offsets, these amounts were also recorded as provision for judicial demands and are undergoing restatement based on the SELIC rate variation. The aggregate claims amount to US$86.4 million.

During the period from June to December 2004, CCL offset amounts due to COFINS and several other taxes against the Finsocial paid prior to such period, based on preliminary injunction under a lawsuit in which the constitutionality of the Finsocial was disputed. In 1995, CCL was declared COFINS immune from COFINS. Accordingly, CCL interpreted that the COFINS amount offset against Finsocial did not, in fact, occur, and in 2003, based on a favorable court decision handed down to CCL in connection with Finsocial, it concluded that the credits relating to such tax offset against COFINS were once again available for offset against other taxes. As such, CCL began offsetting such credits against IRPJ, CSLL, CIDE, PIS, COFINS and IRRF resulting from its operations. Once again, considering the contingent characteristic of this offset, the entire offset amount was recorded as provision for judicial demands, pending approval by the Brazilian federal tax authorities (Receita Federal do Brasil) of such offset. In 2008, the Brazilian federal tax authorities denied the abovementioned offset, claiming that such credits had already been offset against COFINS in 1994. As a result of such position, the management decided to file an administrative appeal against the decision, which is still pending judgment. The provision is being monetarily restated based on the SELIC rate variation, amounting to US$173 million.

Social Security Proceedings

The National Social Security Institute (Instituto Nacional da Seguridade Social), or “INSS”, a Brazilian federal agency, has filed several claims against us. The social security claims that have been filed against us amount to US$147.1 million with respect to differences in payroll contributions to agricultural employees, differences in joint responsibility contributions with hired service providers and differences in the Workmen’s Compensation Insurance contribution, over a period of several years, as well as reimbursement of alleged payments paid improperly to INSS regarding benefits to self-employed workers. We believe that it is probable that we will be required to pay certain of these claims depending on the periods covered thereby. We have recorded a provision in an aggregate amount of US$2 million as of March 31, 2010.

Environmental Proceedings

We are party to a number of administrative and judicial proceedings regarding environmental matters. We are subject to several public civil actions related to matters including our burning of sugarcane (which is part of the manual sugarcane harvesting process), historical patrimony preservation, and protected areas. We are also subject to over 402 administrative proceedings concerning matters including the burning of sugarcane, liquid effluent discharge, air pollution, damage to environmentally protected areas, death of fish and joint liability in case of environmental damages regarding service stations. Moreover, we are also subject to over 34 judicial proceedings concerning suits filed by service stations and third parties asserting damages for fuel leaks in Esso service stations. As of March 31, 2010, we had established a provision for these contingencies in the amount of US$2.5 million.

Labor Claims

As of March 31, 2010, there were 2,945 individual labor lawsuits filed against us and the total amount of our potential liability under these lawsuits amounted to a total of US$301million. As of March 31, 2010, we had established a provision for these contingencies in the amount of US$77.2 million. The labor claims principally relate to claims to overtime, risk premiums and wage premiums related to workplace hazards.

Other Proceedings

We are party to numerous civil lawsuits involving claims that amounted to US$260.9 million in the aggregate as of March 3l, 2010. Based on the opinions of the legal counsel handling these lawsuits, we have recorded a provision for civil contingencies in our consolidated financial statements of US$41.7 million as of March 31, 2010.

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank accounts frozen in an aggregate amount of US$320,000 as of the present date.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of US$149.1 million. The company had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year 2007, Brazilian courts reached a final and unappealable decision favorable to us. As of March 31, 2010, this account receivable from the government amounted to US$187.4 million.

Costa Pinto, one of the entities through which Mr. Rubens Ometto Silveira Mello previously held Cosan’s shares, its officers, directors, members of the fiscal council and controlling shareholders were party to an administrative proceeding initiated by the CVM for non-payment of minimum dividends to preferred shareholders during fiscal years 2000, 2002 and 2003. In this proceeding, it was asserted, among other things, that the equity method of accounting to determine net income available for dividends should not have been used. On July 14, 2004, a special preferred shareholders meeting approved the distribution of the dividends and ratified an agreement between the preferred shareholders and Costa Pinto. The parties entered into a consent decree with the CVM, agreeing to pay a total amount of R$0.3 million, and as of the date of this annual report, all issues relating to such administrative proceeding have been resolved and Costa Pinto has paid all dividends due to its preferred shareholders

On August 10, 2007, the CVM requested information from Mr. Rubens Ometto Silveira Mello, in his capacity as chairman of the board of directors and chief executive officer of Cosan, as to whether he breached any duty of loyalty to Cosan’s minority shareholders under Brazilian law by taking actions to effect the corporate reorganization or by potentially usurping corporate opportunities otherwise available to Cosan, especially with regard to business activities outside of Brazil by our company that could be conducted by Cosan. Mr. Rubens Ometto Silveira Mello informed the CVM on August 14, 2007 that his roles in the corporate reorganization and with respect to the corporate reorganization have been, and will continue to be, conducted in compliance with Brazilian law.

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

As of March 31, 2010, there were no retained earnings available for dividends.

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

The following table sets forth Cosan’s dividend distributions calculated, under Brazilian GAAP, for each of the last five fiscal years:

Fiscal Year	Total Dividend Distribution
(in millions of US$)
2006	—
2007	37.3
2008	—
2009	—
2010	113.0

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

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company.” Please also see our earnings reports filed with the SEC on Form 6-K on June14, 2010.

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

	NYSE (US$ per common share)
	High	Low

Fiscal Year Ended March 31, 2010	9.75	2.40

Eleven Months Ended March 31, 2009	14.02	2.03

Fiscal Year Ended April 30, 2008	16.19	9.70
Fiscal Quarter
First Fiscal Quarter 2009	13.99	11.03
Second Fiscal Quarter 2009	13.33	2.10
Third Fiscal Quarter 2009	4.18	2.17
Fourth Fiscal Quarter 2009	3.92	2.37
First Fiscal Quarter 2010	6.67	2.40
Second Fiscal Quarter 2010	8.47	4.86
Third Fiscal Quarter 2010	8.69	6.65
Fourth Fiscal Quarter 2010	9.75	7.80
First Fiscal Quarter 2011	10.9	7.95
Month
April 2010	10.90	9.27
May 2010	10.64	7.95
June 2010	10.15	8.52
July 2010	11.36	9.82
August 2010	11.56	9.92
September 2010 (through September 24, 2010)	12.01	11.40
_____________
Sources: Factset; Reuters.

	BM&FBOVESPA (reais per BDR)
	High	Low

Fiscal Year Ended March 31, 2010	17.65	5.78

Eleven Months Ended March 31, 2009	23.20	5.40

Fiscal Year Ended April 30, 2008	26.99	17.80

Fiscal Quarter
First Fiscal Quarter 2009	22.69	18.40
Second Fiscal Quarter 2009	20.94	5.40
Third Fiscal Quarter 2009	9.44	5.51
Fourth Fiscal Quarter 2009	8.90	5.55
First Fiscal Quarter 2010	12.71	5.78
Second Fiscal Quarter 2010	15.80	9.81
Third Fiscal Quarter 2010	15.60	12.40
Fourth Fiscal Quarter 2010	17.65	15.10
First Fiscal Quarter 2011	19.00	14.89

Month
April 2010	19.00	16.60
May 2010	18.52	14.89
June 2010	18.40	15.97
July 2010	20.08	17.68
August 2010	20.35	17.68
September 2010 (through September 24, 2010)	20.38	19.63
_____________
Sources: Bloomberg

On September 24, 2010, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$12.01 and R$20.38 (US$11.90) per class A common share and BDR representing our class A common shares, respectively.

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

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.

	BM&FBOVESPA
	(reais per common share)
	High	Low
Fiscal Year
2007	59.42	27.46
2008	42.30	18.90
Transition Fiscal year 2009	34.15	8.00
2010	25.60	10.08

Fiscal Quarter
First Fiscal Quarter 2009	34.15	23.71
Second Fiscal Quarter 2009	31.09	8.00
Third Fiscal Quarter 2009	13.19	8.90
Two month period ended March 31, 2009	12.15	9.25
First Fiscal Quarter 2010	16.80	10.08
Second Fiscal Quarter 2010	21.40	14.00
Third Fiscal Quarter 2010	25.60	17.99
Fourth Fiscal Quarter 2010	25.60	21.30
First Fiscal Quarter 2011	23.75	18.00

Month
April 2010	23.75	21.30
May 2010	22.20	18.00
June 2010	22.70	19.65
July 2010	25.00	22.80
August 2010	24.95	22.24
September 2010 (through September 14, 2010)	24.60	22.80
_____________
Source: Bloomberg.

On September 14, 2010, the last reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$24.60 (US$14.41) per share.

Trading on the BM&FBOVESPA

The BDRs are traded only in the secondary market of the BM&FBOVESPA, and private trading is not permitted. The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BM&FBOVESPA may be effected off the exchanges in the over-the-counter market in certain limited circumstances. The shares of all companies listed on the BM&FBOVESPA, including the Novo Mercado and Level 1 and Level 2 companies are traded together. Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the BM&FBOVESPA is the Companhia Brasileira de Liquidação e Custódia, or “CBLC”. In order to reduce volatility, the BM&FBOVESPA has adopted a circuit breaker system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BM&FBOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. As of December 31, 2008, the aggregate market capitalization of the companies listed on the BM&FBOVESPA was equivalent to approximately US$588 billion and the 10 largest companies listed on the BM&FBOVESPA represented 5.24% of the total market capitalization of all listed companies. In contrast, at December 31, 2009, the aggregate market capitalization of the companies listed on the NYSE was US$8.3 trillion and the 10 largest companies listed on the NYSE represented 14.0% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may negatively impact the market price of the BDRs representing our class A common shares.

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

Additionally, an investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian Taxpayers’ Registry, managed by the Brazilian Federal Revenue Office (Receita Federal do Brasil), pursuant to its Instruction No. 568. For information on certain possible Brazilian tax effects on the sale of our BDRs, see “Item 3. Key Information—D. Risk Factors”.

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

C. Material Contracts

Framework Agreement

On August 25, 2010, we entered into a definitive agreement, or the “Framework Agreement”, for the creation of a proposed joint venture, or the “Joint Venture”, with Shell.  Pursuant to the Framework Agreement, Cosan and its subsidiaries would contribute their sugar and ethanol businesses, their energy co-generation business, their fuel distribution and retail fuels businesses and their ethanol logistics assets and would transfer net debt of approximately US$2.5 billion to the Joint Venture.  Cosan and its subsidiaries would transfer additional debt of up to R$500 million from BNDES currently used for capital expenditures relating to the sugar and ethanol business from March 31, 2010 through the closing of the transaction, or the “Closing”.  Shell and its affiliates would contribute their Brazilian fuel distribution and retail businesses, their Brazilian aviation fuels business, their beneficial interest in two companies (Iogen and Codexis) involved in the research and development of biomass fuel, including ethanol and a capital contribution resulting in cash proceeds to the proposed Joint Venture of approximately US$1.6 billion.

Under the terms of the Framework Agreement, Cosan and its subsidiaries would retain and therefore, would not contribute to the proposed Joint Venture their lubricants manufacturing and marketing business, their logistics business, their land prospecting and development business, their sugar retail brands which would, at Cosan’s election, either be used in a retail sugar business to be operated by Cosan (to the extent negotiated and agreed with Shell before the Closing) or, failing any such agreement, be licensed to the proposed Joint Venture on a fair market value basis, and the right to conduct their own sugar trading business globally.  Shell and its affiliates would retain and would not contribute to the proposed Joint Venture their exploration and production, chemicals and gas and power businesses in Brazil, their lubricants manufacturing and marketing business, their trading business and the “Shell” brand (which will be licensed to the proposed Joint Venture for use in its downstream business, including retail in Brazil as agreed).

The proposed Joint Venture will consist of three separate legal entities.

A sugar and ethanol company, or the “Sugar and Ethanol Co”, which would, among other things, conduct the production of sugar and ethanol, as well as all co-generation activities.  Cosan and its subsidiaries and Shell and its affiliates would each own 50% common equity interest in this entity.  In addition, Cosan and its subsidiaries would own 51% of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates would own 49% of this entity’s voting shares.

A downstream company, or the “Downstream Co”, which would conduct the supply, distribution and sale of fuels in Brazil.  The resulting company would have a network of about 4,500 fuel stations throughout Brazil.  Cosan and its subsidiaries and Shell its affiliates would likewise each own 50% common equity interest in this entity.  In this entity, however, Cosan and its subsidiaries would own 49% of the voting shares, whereas Shell and its affiliates would own 51% of the voting shares.  Cosan and its subsidiaries and Shell and its affiliates would also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.  Cosan expects to receive approximately US$300 million over the next five years in distributions from the preferred shares it will hold in each such entity.

A management company, or the “Management Co”, which would be the proposed Joint Venture’s face to the market and would facilitate the building of a unified corporate culture.  Cosan and its subsidiaries and Shell and its affiliates would each own 50% of the equity and voting interests in this company.

The formation of the proposed Joint Venture is expected to occur in the first half of 2011, and is subject to customary closing conditions, including receipt of required governmental approvals and absence of a material adverse change for each party and certain other matters.  Additionally, the Framework Agreement contains indemnification provisions pursuant to which Cosan and Shell agree to indemnify each other, their respective affiliates and the Joint Venture for breaches of covenants and warranties contained in the Framework Agreement and for certain other specified matters, including all pre-closing liabilities (subject to certain limitations and exceptions).

The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the Framework Agreement, which is filed as Exhibit 4.3 to this annual report.

Other Agreements

Shell and Cosan have also negotiated but have not yet entered into other definitive agreements, among others, concerning the scope of the proposed Joint Venture, the governance and management of the proposed Joint Venture and the granting of reciprocal put and call options concerning their interests in the proposed Joint Venture.  Each of these agreements will be entered into at the Closing.

The form of joint venture agreement provides that Cosan and Shell will grant each other certain options.  On the 10th anniversary of the Closing, Shell will have a call option to buy half or all of Cosan’s equity interests in the proposed Joint Venture.  Cosan will have the right to elect whether it would sell half or all of its interests in the proposed Joint Venture to Shell after the exercise of Shell’s call option.  In addition, on the 15th anniversary of the Closing, Shell would have an additional call option to buy Cosan's equity interest at that time in the Joint Venture.  If Shell does not exercise such call option, Cosan would have a call and/or put option depending on its equity interest at that time.  The options’ exercise prices will be based on the value of the equity interests in the proposed Joint Venture at the time of the option exercise, determined by using an appraisal and dispute resolution process based on the fair market value of the proposed Joint Venture six months before the options are exercised.  There will also be call and put options in certain other limited circumstances, including in the event of a fundamental breach (as defined in the joint venture agreement) by either party (at an agreed discount to fair market value) and in the case of the death or disability of Cosan’s Chairman, Rubens Ometto Silveira Mello (at fair market value).  Additionally, the joint venture agreement contains transfer restrictions on the interests of the shareholders in the proposed Joint Venture until the lapse of the options described above (i.e., 15th anniversary of the Closing).  There will also be restrictions on any transfers of controlling interests in Cosan and Cosan Limited during certain periods in order to give effect to the options related to the interests of each party in the proposed Joint Venture.

The form of operating and coordination agreement sets forth the roles and responsibilities of Management Co and certain policies and procedures for the proposed Joint Venture.

The foregoing descriptions of the forms of joint venture agreement and the operating and coordination agreement do not purport to be complete and are qualified in their entirety by reference to the form of joint venture agreement which is filed as Exhibit 4.4 and the form of operating and coordination agreement which is filed as Exhibit 4.5 to this annual report.

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

D. Exchange Controls

See “Item 9. The Offer and Listing—A. Offer and Listing Details”.

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

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding common shares as part of a “straddle”, integrated transaction or similar transactions;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations;

•	persons holding common shares that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquire our common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Sale and Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held those common shares for more than one year at the time of disposition. The amount of gain or loss will be equal to the difference between your tax basis in our common shares disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be classified as a “passive foreign investment company,” or “PFIC”, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income”. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended March 31, 2010. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) you are an exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. We are exposed to a number of market risks arising from our normal business activities. Such market risks principally involve the possibility that changes in commodity prices, interest rates or exchange rates will adversely affect the value of our financial assets and liabilities or future cash flows and earnings. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks. We use derivative financial instruments for the purpose of managing market risks, primarily fluctuations in commodity prices and foreign exchange. While these hedging instruments fluctuate in value, these variations are generally offset by the value of the underlying hedged exposures. The counterparties to these contractual arrangements are primarily commodities exchanges, in the case of commodity futures and options, and major financial institutions, in the case of foreign exchange derivative instruments and interest rate swaps. As a result, we do not believe that we are subject to any material credit risk arising from these contracts, and accordingly, we do not anticipate any material credit-related losses. We have formed a risk management committee that is responsible for advising the board on risk management, by establishing exposure limits and hedging ratios so as to achieve better operational and financial controls.

Commodities Risk

The availability and prices of agricultural commodities fluctuate widely due to unpredictable factors, such as weather, level of crop plantings, worldwide government agricultural programs and policies, changes in global demand resulting from population growth and migration, changes in standards of living and global production of similar competitive products. We enter into various types of derivative contracts, primarily commodity exchange-traded futures and options,  in order to manage our exposure to adverse price changes in sugar. We use sensitivity analysis to regularly estimate our exposure to market risk on our agricultural commodity position.

Based on the sugar and ethanol sales volumes in fiscal year 2010, a hypothetical 10% decrease in unhedged prices would reduce our sugar and ethanol net sales by approximately US$135.4 million and US$93.4 million, respectively, in fiscal year 2010 (US$67.5 million and US$54.9 million, respectively, in transition fiscal year 2009) as set forth below.

	Fair Value - Net Sales	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of US$)	(thousand tons of sugar or thousand liters of ethanol)	(in millions of US$)
Sugar sales volumes in the twelve months ended March 31, 2010	1,810.0	4,134.6	135.4
Hedged sugar position at March 31, 2010 (*)	455.7	1,738.4	—
VHP sugar	416.9	1,659.4	—
White sugar	38.7	79.0	—
Unhedged sugar position at March 31, 2010	1,354.3	2,396.2	135.4
Ethanol sales volume (unhedged) in fiscal year 2010	936.5	2,147.5	93.4
Total unhedged position at March 31, 2010	2,290.8	—	229.0
_____________
(*) includes derivative futures and firm commitments with customers where there are already fixed prices for the sugar to be sold.

For risk management purposes and to evaluate our overall level of commodity price exposure, we further reduce our exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that we purchase from growers and sugarcane harvested from leased land, as we pay for the lease costs in TSR. Unlike sugarcane harvested from our own land, the price of sugarcane supplied by growers or the lease payments we incur to produce sugarcane harvested by us from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to our sugar price exposure. When we acquire sugarcane from growers, we take samples from the delivered sugarcane to measure its sugar content and pay only for the TSR that we acquire according to a formula established by CONSECANA. In addition, the lease payments are also calculated based on an established TSR volume and a price calculated using the CONSECANA formula. Based on the foregoing, we believe that a hypothetical 10% decrease in prices would increase our net commodities risk by US$165.3 million (US$76.5 as of March 31, 2009) as set forth below.

	Fair Value - Net Sales	Commodities Risk - 10% Price Decrease
	(in millions of US$)	(in millions of US$)
Total unhedged position at March 31, 2010	2,290.8	229.1
Sugarcane supplied by growers in fiscal year 2010	(512.7)	(51.3)
Sugarcane from leased land in fiscal year 2010	(124.8)	(12.5)
Net unhedged position at March 31, 2010	1,653.3	165.3

As of March 31, 2010, we had entered into hedging agreements with respect to 997.2 thousand tons of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$18.96 per pound and 65 thousand tons of refined sugar at an average fixed price of US$595.78 per ton.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of March 31, 2010. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total US dollar contract amount by expected maturity dates.

On Balance Sheet Commodity Position and Related Derivatives:

Derivatives	Future Exchange	Contract	Screen	Expiration Date	Strike	Number of contracts	Avg. Price	Settlement Price	Notional	Carrying Amount	Fair Value
					(¢US$/lb)	lots	US$/ton	US$/ton	(tons)	(US$’000)	(US$’000)
Future contracts – sell commitments	LIFFE	White Sugar	May 2010	Apr 30, 2010	—	200	597.25	504.00	10,000	5,973	933
Future contracts - sell commitments	LIFFE	White Sugar	Aug 2010	Jul 31, 2010	—	900	608.37	471.00	45,000	27,377	6,182
Future contracts – sell commitments	LIFFE	White Sugar	Oct 2010	Sep 30, 2010	—	200	537.63	463.00	10,000	5,376	746
Future contracts – sell commitments	NYBOT	#11	May 2010	Apr 30, 2010	—	1,260	461.94	365.75	64,011	29,569	6,157
Future contracts - sell commitments	NYBOT	#11	Jul 2010	Jun 30, 2010	—	6,613	436.18	363.98	335,956	146,539	24,256
Future contracts - sell commitments	NYBOT	#11	Oct 2010	Sep 30, 2010	—	4,986	427.27	363.76	253,301	108,228	16,087
Future contracts - sell commitments	NYBOT	#11	Mar 2011	Feb 28, 2011	—	152	456.35	368.17	7,722	3,524	681
Future contracts - sell commitments	NYBOT	#11	May 2011	Apr 30, 2011	—	996	398.12	364.42	50,599	20,144	1,705
Future contracts - sell commitments	NYBOT	#11	Jul 2011	Jun 30, 2011	—	1,146	376.34	360.46	58,220	21,910	925
Future contracts - sell commitments	NYBOT	#11	Oct 2011	Sep 30, 2011	—	321	357.31	355.61	16,308	5,827	28
Future contracts - sell commitments	OTC	#11	Jul 2010	Jun 30, 2010	—	4,500	407.63	363.98	228,611	93,190	9,972
Future contracts - sell commitments	OTC	#11	Oct 2010	Sep 30, 2010	—	4,120	433.47	363.76	209,306	90,728	14,557
Total future contracts - sell commitments					—				1,289,033	558,384	82,228
Future contracts - buy commitments	NYBOT	#11	May 2010	Apr 30, 2010	—	525	515.45	365.75	(26,671)	(13,748)	(3,993)
Future contracts - buy commitments	NYBOT	#11	Jul 2010	Jun 30, 2010	—	310	538.55	363.98	(15,749)	(8,482)	(2,749)
Future contracts - buy commitments	NYBOT	#11	Mar 2011	Feb 28, 2011	—	3,629	436.62	368.17	(184,362)	(80,496)	(12,619)
Total Future contracts - buy commitments						4,464	452.97	367.60	(226,782)	(102,725)	(19,361)
Subtotal futures									1,062,251	455,659	62,867
Call options – written	NYBOT	#11	May 2010	May 15, 2010	32.00	850	14.07	0.22	43,182	30,464	(10)
Call options – written	NYBOT / OTC	#11	Jul 2010	Jul 15, 2010	20.00	5,987	28.63	8.38	304,154	134,109	(2,548)
Call options – written	NYBOT / OTC	#11	Oct 2010	Oct 15, 2010	20.50	2,153	39.16	14.55	109,378	49,433	(1,591)
Call options – written	NYBOT / OTC	#11	Oct 2010	Oct 15, 2010	21.00	1,784	41.20	13.23	90,631	41,960	(1,199)
Call options – written	NYBOT / OTC	#11	Mar 2011	Mar 15, 2011	24.50	1,485	40.05	12.35	75,442	40,748	(931)
Call options – written	NYBOT	#11	Mar 2011	Mar 15, 2011	25.00	300	29.58	11.46	15,241	8,400	(175)
Call options – written	NYBOT	#11	Mar 2011	Mar 15, 2011	30.00	200	15.76	6.61	10,160	6,720	(67)
Put options – purchase	NYBOT / OTC	#11	Jul 2010	Jul 15, 2010	16.50	5,987	51.40	28.22	304,154	110,640	8,583
Put options – purchase	NYBOT / OTC	#11	Oct 2010	Oct 15, 2010	17.00	1,385	53.42	43.65	70,361	26,370	3,071
Put options – purchase	NYBOT / OTC	#11	Oct 2010	Oct 15, 2010	17.50	434	59.52	50.93	22,048	8,506	1,123

Derivatives	Future Exchange	Contract	Screen	Expiration Date	Strike	Number of contracts	Avg. Price	Settlement Price	Notional	Carrying Amount	Fair Value
					(¢US$/lb)	lots	US$/ton	US$/ton	(tons)	(US$’000)	(US$’000)
Put options - written	NYBOT	#11	Jul 2010	Jul 15, 2010	16.50	5,987	6.32	28.22	304,154	110,640	(8,583)
Put options - written	NYBOT	#11	Oct 2010	Oct 15, 2010	17.00	1,385	11.64	43.65	70,361	26,370	(3,071)
Put options – written	NYBOT	#11	Oct 2010	Oct 15, 2010	17.50	459	6.12	50.93	23,318	8,996	(1,188)
Subtotal options									1,442,585	603,357	(6,586)
Swap contracts - buy commitments	OTC	#11	Oct 2010	Oct 15, 2010		985	562.18	6.17	50,040	28,132	309
Swap contracts - buy commitments	OTC	#11	Oct 2010	Oct 15, 2010		985	568.79	5.95	50,040	28,463	298
Total swap contracts - buy commitments									100,081	56,594	607
Total commodities derivatives									2,604,917	1,115,610	56,888

Interest Rate Risk

We have fixed and floating rate indebtedness, and, therefore, we are exposed to market risk as a result of changes in interest rates. We engage in interest rate-related hedging transactions from time to time to hedge certain interest rate risk exposures. As of March 31, 2010, 54%, or US$1.8 billion (84.4% or US$1,716.3 million as of March 31, 2009) of our consolidated total debt outstanding was fixed rate debt. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”, the Long-Term Interest Rate (Taxa de Juros ao Longo Prazo), or “TJLP”, IGP-M and Interbank Deposit Certificate (Certificado de Depósito Interbancário), or “CDI”. Based on the amount of our floating-interest rate indebtedness at March 31, 2010, net of the swap derivative exchanging Libor to a fixed interest rate, a hypothetical 10% increase in market interest rates would increase our interest expense by approximately US$8 million in 2010 (US$14.9 million in transition fiscal year 2009).

Foreign Currency Exchange Rate Risk

A significant part of our revenues in the Sugar and Ethanol segment are denominated in US dollars. To manage exchange rate risk, we have debt denominated in US dollars and we also enter into derivative contracts with various counterparties to protect ourselves against a possible appreciation of the real in relation to the US dollar. At March 31, 2010, we had outstanding currency derivatives fair valued at US$29.6 million (US$22.8 million in transition fiscal year 2009) which were represented by forward, future, swap and put option contracts as disclosed in note 5 to our audited consolidated financial statements included in this annual report. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the US dollar would decrease our export sales by approximately US$147 million per year, based on the level of our total export sales for the year ended March 31, 2010, before considering the effects on US dollar derivative contracts and other assets/ liabilities dollar denominated, as set forth below:

	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
US dollar financial instruments outstanding as at March 31, 2010:	(in millions of US$)
US dollar-denominated debt	(2,058,942)	(2,058,942)	(205.894)
US dollar-denominated other assets/ liabilities, except derivative instruments	226,980	226,980	22,698
	(1,831,962)	(1,831,962)	(183,196)

	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
US dollar financial instruments outstanding as at March 31, 2010:	(in millions of US$)
US dollar-denominated derivative financial instruments (net)
- Forward contracts sold	(573,250)	4,490	(26,219)
- Forward contracts bought	571,500	(4,226)	16,766
- Future contracts sold	(487,800)	20,527	(38,173)
- Options purchased (Put option)	(372,568)	8,826	930
		29,617	(46,696)
Net potential impact			(229,892)

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

Our net offering proceeds, after deducting total expenses, was US$1,118.4 million. In January 2008, Cosan Limited subscribed 56.6 million new shares of Cosan, transferring approximately R$1,190 million to its subsidiary. In October 2008, Cosan Limited issued class A shares to certain Gávea funds and Mr. Rubens Ometto for US$150 million and US$50 million, respectively. In December 2008, Cosan Limited acquired 55,000,000 common shares of Cosan in a private placement for approximately R$880 million. These proceeds were used by Cosan for the development of our greenfield projects at Jataí/GO and Carapó/MS, for the construction of co-generation plants in our mills, increase in capacity to produce sugar and for the acquisition of mechanical harvesters and related equipment for the agricultural mechanization project. In December 2008, Cosan Limited obtained a US$150 million financing in the international market in connection of its acquisition of Essobrás. In August 2009, Cosan Limited repaid the US$150 million finance with proceeds from a bond issuance by its subsidiary CCL Finance Limited. The remaining US$225 million balance remains in cash, cash equivalents and marketable securities in Cosan Limited treasuries and will probably continue to be used primarily in the greenfield, brownfield and co-generation projects.

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

As of March 31, 2010, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2010 to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms, and that the information required to be disclosed is accumulated and communicated to them, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of March 31, 2010.

Management’s report on internal control over financial reporting appears on F-1. The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young Auditores Independentes S.S., or “E&Y S.S., an independent registered public accounting firm. E&Y S.S.’s reports with respect to fairness of the presentation of the statements, and the effectiveness of internal control over financial reporting, are included herein and appear on pages F-2 and F-4, respectively.

(c) Attestation Report of the Registered Public Accounting Firm

See Report Of Independent Registered Public Accounting Firm on page F-2.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee that is responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors, approving related party transactions and evaluating our internal controls. The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and Hélio França Filho.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by E&Y S.S. for services performed in fiscal year 2010 and transition fiscal year ended March 31, 2009.

	At March 31,
	2010		2009
	(in thousands of reais)
Audit fees	R$	4,869	R$	4,035
Audit related fees		904		–
Tax fees		–		–
All other fees		100		739
Total consolidated audit fees	R$	5,873	R$	4,774

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Audit-related fees are fees charged by E&Y S.S. for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements for fiscal year 2010, transition fiscal year 2009, fiscal years ended April 30, 2008 and 2007. Additionally, audit related fees include comfort letters, statutory audits, consents and other services related to SEC matters.

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

None.

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

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)
1.2	Bye-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)
2.1
Indenture dated as of October 25, 2004 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated as of February 6, 2006 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, N.A., as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.3
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.4
Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F for the year ended March 31, 2009)

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009)

4.3
Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Cumbustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A.

4.4
Form of Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Shell Brasil Limitada, Houches Holdings S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A.

4.5	Form of Operating and Coordination Agreement relating to Milimétrica Participações S.A., Shell Brasil Limitada and Houches Holdings S.A.
8.1	Subsidiaries of the Registrant
11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008)
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer
_____________
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

Date:  September 30, 2010

COSAN LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010 and 2009 and April 30, 2008

Management’s Annual Report on Internal Control over Financial Reporting	F-1

Attestation Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-4

Consolidated balance sheets March 31, 2010 and 2009	F-5
Consolidated statements of operations for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	F-7
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009 and for the year ended April 30, 2008
F-8
Consolidated statements of cash flows for the year ended March 31, 2010, for the eleven-month period ended March 31, 2009 and for the year ended April 30, 2008	F-9
Notes to the Consolidated Financial Statements	F-10

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

As disclosed in notes 1 and 8 of its consolidated financial statements, on June 18, 2009, the Company acquired Cosan Alimentos S.A. (CAL), former Nova América S.A. Agroenergia. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Cosan Alimentos S.A. from this evaluation. Cosan Alimentos S.A. is a wholly owned subsidiary, which is included in the 2010 consolidated financial statements of Cosan Limited and constituted US$1,018,377 and US$141,335 of total and net assets, respectively, as of March 31, 2010 and US$771,478 of revenues and an immaterial amount of net loss for the year then ended.

Management assessed the effectiveness of the company’s internal control over financial reporting as of March 31, 2010, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of March 31, 2010, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of March 31, 2010 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rubens Ometto Silveira Mello

Rubens Ometto Silveira Mello

Chief Executive Officer

Condomínio São Luiz Av. Pres. Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo, SP, Brasil Tel: (5511) 2573-3000 Fax: (5511) 2573-5780 www.ey.com.br

The Board of Directors and Shareholders of Cosan Limited

We have audited Cosan Limited’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cosan Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cosan Alimentos S.A., which is included in the 2010 consolidated financial statements of Cosan Limited and

Condomínio São Luiz Av. Pres. Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo, SP, Brasil Tel: (5511) 2573-3000 Fax: (5511) 2573-5780 www.ey.com.br

constituted US$1,018,377 and US$141,335 of total and net assets, respectively, as of March 31, 2010 and US$771,478 of revenues and an immaterial amount of net loss for the year then ended.  Our audit of internal control over financial reporting of Cosan Limited also did not include an evaluation of the internal control over financial reporting of Cosan Alimentos S.A.

In our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cosan Limited as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009 and the year ended April 30, 2008 of Cosan Limited and our report dated June 10, 2010 expressed an unqualified opinion thereon.

São Paulo, June 10, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

Condomínio São Luiz Av. Pres. Juscelino Kubitschek, 1830 Torre I - 8º Andar - Itaim Bibi 04543-900 - São Paulo, SP, Brasil Tel: (5511) 2573-3000 Fax: (5511) 2573-5780 www.ey.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated balance sheets of Cosan Limited and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss), and cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009 and the year ended April 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries as of March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the year ended March 31, 2010, the eleven-month period ended March 31, 2009 and the year ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Cosan Limited's internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2010 expressed an unqualified opinion thereon.

São Paulo, June 10, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

COSAN LIMITED

Consolidated balance sheets
March 31, 2010 and 2009
(In thousands of U.S. dollars, except share data)

	March 31, 2010	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	623,675	508,784
Restricted cash	25,251	5,078
Derivative financial instruments	129,456	7,352
Trade accounts receivable, less allowances: 2010 – $32,144; 2009 – $21,241	430,328	258,863
Inventories	587,720	477,792
Advances to suppliers	132,258	88,991
Recoverable taxes	184,090	114,641
Other current assets	49,155	65,956
	2,161,933	1,527,457

Property, plant, and equipment, net	4,146,499	2,259,427
Goodwill	1,362,071	888,793
Intangible assets, net	602,263	243,142
Accounts receivable from Federal Government	187,385	139,700
Judicial deposits	94,083	73,975
Other non-current assets	440,672	288,608
	6,832,973	3,893,645

Total assets	8,994,906	5,421,102

	March 31, 2010	March 31, 2009
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	320,044	197,220
Taxes payable	121,203	69,042
Salaries payable	79,497	40,237
Current portion of long-term debt	471,061	781,664
Derivative financial instruments	43,067	28,894
Dividends payable	24,696	-
Other liabilities	111,971	47,641
	1,171,539	1,164,698
Long-term liabilities:
Long-term debt	2,845,667	1,251,095
Estimated liability for legal proceedings	294,605	497,648
Taxes payable	381,805	151,476
Deferred income taxes	408,832	40,377
Other long-term liabilities	209,402	175,043
	4,140,311	2,115,639

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	1,932,117	1,926,733
Accumulated other comprehensive income (loss)	167,103	(243,607)
Retained earnings (accumulated losses)	242,264	(89,595)
Equity attributable to shareholders of Cosan Ltd	2,344,190	1,596,237
Equity attributable to noncontrolling interests	1,338,866	544,528
Total shareholders’ equity	3,683,056	2,140,765
Total liabilities and shareholders’ equity	8,994,906	5,421,102

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of operations
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, except share data)

	March 31, 2010	March 31, 2009	April 30, 2008
Net sales	8,283,151	2,926,460	1,491,233
Cost of goods sold	(7,223,265)	(2,621,861)	(1,345,592)
Gross profit	1,059,886	304,599	145,641
Selling expenses	(470,322)	(213,257)	(168,623)
General and administrative expenses	(271,260)	(140,147)	(115,127)
Operating income (loss)	318,303	(48,805)	(138,109)
Other income (expenses):
Financial income (expenses), net	203,680	(370,806)	116,767
Gain on tax recovery program	144,857	-	-
Other	34,089	(2,290)	(3,670)

Income (loss) before income taxes and equity in income (loss) of affiliates	700,931	(421,901)	(25,012)
Income taxes (expense) benefit	(184,781)	144,690	19,810

Income (loss) before equity in income (loss) of affiliates	516,150	(277,211)	(5,202)
Equity in income (loss) of affiliates	(10,254)	6,128	(239)

Net income (loss)	505,896	(271,083)	(5,441)
Loss (net income) attributable to noncontrolling interests	(174,037)	82,995	22,004

Net income (loss) attributable to Cosan Ltd.	331,859	(188,088)	16,563

Per-share amounts attributable to Cosan Ltd.
Earnings (loss) from continuing operations
Basic and diluted	1.23	(0.76)	0.09

Weighted number of shares outstanding
Basic and diluted	270,687,385	246,868,311	174,893,145

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of shareholders’ equity and comprehensive income
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, except share data)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings (accumulated losses)	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balances at April 30, 2007	-	96,332,044	-	963	354,022	81,930	36,696	463,551	937,162

Issuance of common shares for cash	111,678,000	-	1,117	-	1,117,316	-	-	372,955	1,491,388
Public Tender Offering for Shares	18,232,812	-	182	-	250,774	-	-	(141,879)	109,077
Stock compensation	-	-	-	-	3,466	-	-	3,837	7,303
Dilution on exercise of Cosan S.A. stock options	-	-	-	-	(2,438)	-	-	1,629	(809)
Net income	-	-	-	-	-	16,563	-	(22,004)	(5,441)
Currency translation adjustment	-	-	-	-	-	-	135,145	118,675	253,820
Total comprehensive income									248,379

Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	98,493	171,841	796,764	2,792,500

Issuance of common shares for cash	44,444,529	-	444	-	199,556	-	-	7,328	207,328
Exercise of stock options in subsidiary	-	-	-	-	-	-	-	4,770	4,770
Issuance of subsidiary shares to non controlling interest	-	-	-	-	-	-	-	7,670	7,670
Stock compensation	-	-	-	-	4,037	-		1,820	5,857
Pension plan	-	-	-	-	-	-	1,629	734	2,363
Net loss	-	-	-	-	-	(188,088)	-	(82,995)	(271,083)
Currency translation adjustment	-	-	-	-	-	-	(417,077)	(191,563)	(608,640)
Total comprehensive loss	-	-	-	-	-	-	-		(877,360)

Balances at March 31, 2009	174,355,341	96,332,044	1,743	963	1,926,733	(89,595)	(243,607)	544,528	2,140,765

Acquisition of Teaçu	-	-	-	-	52,651	-	-	93,320	145,971
Issuance of subsidiary shares to non controlling interest	-	-	-	-	9,840	-	(1,735)	246,123	254,228
Acquisition of non-controlling interest in subsidiary	-	-	-	-	(17,739)	-	-	(11,485)	(29,224)
Sale of warrants in subsidiary	-	-	-	-	(4,594)	-	-	4,594	-
Exercise of stock options in subsidiary	-	-	-	-	(2,372)	-	(251)	5,961	3,339
Exercise of common stock warrants in subsidiary	-	-	-	-	(34,480)	-	3,441	62,232	31,192
Acquisition of TEAS	-	-	-	-	-	-	-	9,075	9,075
Stock compensation	-	-	-	-	2,078	-	-	1,241	3,319
Net income	-	-	-	-	-	331,859	-	174,037	505,896
Pension plan	-	-	-	-	-	-	18,804	11,395	30,199
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	4,258	-	4,258
Currency translation adjustment	-	-	-	-	-	-	386,193	197,845	584,038
Total comprehensive income									1,124,391

Balances at March 31, 2010	174,355,341	96,332,044	1,743	963	1,932,117	242,264	167,103	1,338,866	3,683,056

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of cash flows
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
 (In thousands of U.S. dollars)

	March 31, 2010	March 31, 2009	April 30, 2008
Cash flow from operating activities:
Net (loss) income attributable to Cosan Limited	331,859	(188,088)	16,563
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	488,516	290,739	236,065
Deferred income taxes	143,322	(145,328)	(52,438)
Interest, monetary and exchange variation	(131,448)	497,342	(43,684)
Gain on tax recovery program	(144,857)	-	-
Net loss (income) attributable to noncontrolling interests	174,037	(82,995)	(22,004)
Others	7,600	14,465	15,248
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	1,356	(23,694)	(57,107)
Inventories	126,164	(85,891)	(31,739)
Advances to suppliers	37,362	21,091	(8,363)
Recoverable taxes	(20,535)	(32,858)	(44,543)
Trade accounts payable	(26,117)	33,426	33,702
Derivative financial instruments	(111,077)	4,365	90,383
Taxes payable	192,482	(17,072)	(19,588)
Other assets and liabilities, net	(257,691)	(28,924)	(54,902)
Net cash provided by operating activities	810,973	256,578	57,593

Cash flows from investing activities:
Restricted cash	(18,650)	29,312	(25,886)
Marketable securities	-	558,761	(670,980)
Proceeds from sales of the Aviation business	58,431	-	-
Proceeds from sales of property, plant and equipment	5,959	160,703	-
Additions of property, plant and equipment	(1,081,484)	(606,155)	(642,886)
Acquisitions, net of cash acquired and other investments	(9,007)	(930,411)	(101,961)
Net cash used in investing activities	(1,044,751)	(787,790)	(1,441,713)

Cash flows from financing activities:
Proceeds from issuance of common stock	-	200,000	1,118,433
Capital increase in subsidiaries from minorities	57,405	11,247	324,351
Treasury stock	-	(1,979)	-
Related parties	(85,593)	(15,823)	-
Payments of dividends from subsidiaries	-	-	(44,935)
Additions of long-term debts	2,020,673	789,549	117,533
Payments of long-term debts	(1,839,524)	(111,079)	(492,052)
Net cash provided by financing activities	152,961	871,915	1,023,330
Effect of exchange rate changes on cash and cash equivalents	195,708	99,704	112,625
Net increase (decrease) in cash and cash equivalents	114,891	440,407	(248,165)
Cash and cash equivalents at beginning of year	508,784	68,377	316,542
Cash and cash equivalents at end of year	623,675	508,784	68,377

Supplemental cash flow information
Cash paid for:
Interest	208,367	74,049	124,502
Income taxes	33,403	3,855	18,787
Non-cash transactions:
Acquisitions paid with equity	435,405	-	250,774

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
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

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

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
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
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

On July 17, 2008, the  Board Director’s approved the modification of the end of fiscal year from April 30 to March 31 of each year. Therefore the consolidated statements of operations and cash flows presented in these financial statements lack comparison to the eleven month period ended March 31, 2009.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). On August 25, 2009, an additional capital contribution of US$33,262, was approved, of which US$6,293 (18.92%) was invested by Cosan and the remainder by the other shareholder. On December 15, 2009, an additional capital contribution of US$8,944, was approved, of which US$1,692 (18.92%) was invested by Cosan and the remainder by the other shareholder.

On April 9, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) to acquire 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”). Teaçu operates a port terminal concession in the city of Santos. In connection with this acquisition the Company concentrated its port concessions in the subsidiary Rumo Logística S.A. See further discussion regarding this acquisition at Note 8.

On June 17, 2009, Cosanpar Participações S.A. (“Cosanpar”), a wholly-owned subsidiary of Cosan S.A. sold its aviation fuel business that was acquired in the Essobrás acquisition, to Shell Brasil Ltda. for US$58,431 cash. The results of operations of this business were recorded in the fuel distribution and lubricants segment. The carrying value of the net assets sold was US$40,084, which resulted in a gain net of taxes of US$19,150.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On June 18, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações (“Curupay”).  The principal investment of Curupay was 100% of the outstanding shares of Cosan Alimentos S.A. (former Nova América S.A. Agroenergia). Cosan Alimentos S.A. (“Cosan Alimentos”) is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics. See further discussion regarding this acquisition at Note 8.

On November 24, 2009, Cosan S.A. entered into an agreement with Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda to acquire 26,7% of the outstanding shares of TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”). As a result, this increased its ownership percentage from 40,0% to 66,7% of the TEAS’s capital. TEAS operates a port terminal concession in the city of Santos. See further discussion regarding this acquisition at Note 8.

On November 12, 2009, the Company, through its subsidiary Rumo Logística S.A., acquired a 14.28% interest in Logispot, represented by 166,590 common shares, for $11,606 cash. Logispot is a logistics hub and warehouse based in the city of Sumaré.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, had reached a non-binding memorandum of understanding, to expire in 180 days, to form a joint venture for a combined 50/50 investment. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of US$1,625 billion over a 2 year period. The closing of this transaction is dependent upon the conclusion of the negotiations.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
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

The functional currency and the reporting currency of Cosan is the U.S. dollar.  The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan S.A. utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in ASC 220 “Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1,7810=US$1.00 at March 31, 2010, R$2.3152=US$1.00 at March 31, 2009 and R$1.6872=US$1.00 at April 30, 2008.

3.	Significant accounting policies

a.	Principles of consolidation

The consolidated financial statements include the accounts and operations of Cosan and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

The following subsidiaries were included in the consolidated financial statements for the year ended March 31, 2010, eleven-month period ended March 31, 2009 and the year ended April 30, 2008.

	Ownership % direct and indirect
	2010	2009	2008
Cosan S.A. Indústria e Comércio	62.27%	62,27%	62,27%
Administração de Participações Aguassanta Ltda.	56.98%	56.98%	56.98%
Cosan S.A. Açúcar e Álcool (1)	62.02%	62.02%
Águas da Ponta Alta S.A.	62.02%	62.02%
Vale da Ponte Alta S.A.	62.02%	62.02%
Agrícola Ponte Alta S.A.	62.02%	62.02%	61.71%
Cosan Centroeste S.A. Açúcar e Álcool	62.02%	62.02%	61.71%
Barra S.A. Bioenergia	62.02%	62.02%	61.71%
DaBarra Alimentos Ltda.	62.02%	62.02%	61.71%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	62.02%	62.02%	61.71%
Benálcool S.A. Açúcar e Álcool	62.02%	62.02%	61.71%
Barrapar Participações S.A.	62.02%	62.02%
Aliança Indústria e Comércio de Açúcar e Álcool S.A.	62.02%	62.02%
Cosan Distribuidora de Combustíveis Ltda.	62.21%	62.27%	62.21%
Cosan S.A. Bioenergia	62.27%	62.27%	62.27%
Cosan International Universal Corporation	62.27%	62.27%	62.27%
Cosan Finance Limited	62.27%	62.27%	62.27%
Grançucar S.A. Refinadora de Açúcar	62.27%	62.27%	62.27%
Cosanpar Participações S.A. (2)	-	62.27%	-
Cosan Combustíveis e Lubrificantes S.A.	62.27%	-	-
Copsapar Participações S.A.	56.04%	56.04%	-
Novo Rumo Logística S.A.	57.85%	-	-
Rumo Logística S.A.	57.85%	-	-
Cosan Operadora Portuária S.A.	57.85%	57.85%	-
Teaçú Armazéns Gerais S.A.	57.85%	-	-
Teas Terminal Exportador de Álcool de Santos S.A. (3)	41.53%	19.83%	-
Cosan Alimentos S.A. (formerly known as Nova América S.A. – Agroenergia)	62.27%	-	-
Pasadena Empreendimentos e Participações S.A. (4)	-	-	-

(1)	Usina da Barra S/A Açúcar e Álcool was renamed as Cosan S/A Açucar e Alcool;
(2)	In June 23, 2009, Cosan CL incorporated the Cosanpar Participações S/A.; and
(3)	Increase of stockholding with acquisition of control (see Note 8).
(4)	Immaterial special purpose entity controlled by the Company

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
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

Shipping and handling costs are classified as selling expenses in the consolidated statement of income. The shipping and handling costs as of March 31, 2010 amounted to US$179,956 (US$162,927 as of March 31, 2009 and US$165,016 as of April 30, 2008).

Sales incentives on fuel distribution are volume-based incentives and are recognized as a reduction of revenue.

Sales revenue includes taxes collected from customers in the amount of US$420,780 as of March 31, 2010 (US$219,933 as of March 31, 2009 and US$125,848 as of April 30, 2008).

c.	Advertising and sales promotion costs

Advertising and sales promotion costs: are recognized when incurred and amounted to US$25,027 as of March 31, 2010 (US$4,079 as of March 31, 2009 and US$1,284 as of April 30, 2008).

d.	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

e.	Cash and cash equivalents

Cosan considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds.

f.	Restricted cash

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

Inventories are valued at the lower of cost or market through average cost of production or acquisition. Cost for finished goods and work-in-progress includes purchased raw materials, labor, maintenance costs of growing crops, depreciation of major maintenance costs and manufacturing and production overhead, which are related to the purchase and production of inventories.

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

Cosan’s harvest period in Brazil begins between the months of March and April each year and ceases normally in the months of November and December. From January to April Cosan performs its major maintenance activities, as described at item j below.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
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

Cosan performs planned major maintenance activities in its industrial facilities on an annual basis. This generally occurs during the months from January to March, with the purpose to inspect and replace components. The annual major maintenance costs include labor, material, outside services, and general or overhead expense allocations during the inter-harvest period. Cosan utilizes the built-in overhaul method to account for the annual costs of major maintenance activities. Thus the estimated cost of the portion of the total cost of a fixed asset which must be replaced on an annual basis is recorded as a separate component of the cost of fixed assets and depreciated over its separate estimated useful life. It is then replaced in connection with the annual major maintenance activities. Costs of normal periodic maintenance are charged to expense as incurred since the parts replaced do not enhance or maintain the crushing capacity or provide betterments to the fixed assets.

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
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

k.	Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with ASC 410 “Accounting for Asset Retirement Obligations”. The retirement obligations of the subsidiary Cosan CL relate to the legally required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

l.	Goodwill and other intangible assets

Cosan tests goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

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

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

n.	Estimated liability for legal proceedings and labor claims

Determination of the estimated liability for legal proceedings and labor claims involves considerable judgment on the part of management. In accordance with ASC 450, “Accounting for Contingencies”, a contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Cosan is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. Cosan accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

o.	Income taxes

Deferred income taxes are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

In accordance with ASC 740, “Accounting for Uncertainty in Income Taxes”, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in estimate occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in financial expenses.

Valuation allowances are established when management determines that it is more likely than not that the deferred tax assets will not be realized.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
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

Cosan S.A.’s share based compensation plan, which was adopted on August 30, 2005, is accounted for in accordance with ASC 718, Share-Based Payments, which requires it to recognize expense related to the fair value of its share-based compensation awards. Compensation expense for all share-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of ASC 718 and the expense has been recognized for share based awards on a straight-line basis over the requisite service period of the award. For purpose of estimating the fair value of options on their date of grant, Cosan S.A. uses a binomial model.

r.	Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Cosan recognizes all derivative instruments as non-hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

s.	Fair Value Measurements

On May 1, 2008, Cosan adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial assets and liabilities items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

t.	Recently adopted accounting standards

FASB Accounting Standards Codification

In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

Subsequent Events

The Company, adopted ASC 855, “Subsequent Events”, which established general accounting standards and disclosure for subsequent events, during the year ended March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

t.	Recently adopted accounting standards (continued)

Noncontrolling Interests

Effective April 1, 2009, the Company adopted new accounting guidance ASC 810, “Consolidation”, which changed the accounting for and the reporting of an entity’s minority ownership.  Such minority ownership, previously referred to as minority interest, is now referred to as noncontrolling interests. The adoption of this guidance resulted in the reclassification of amounts previously attributable to minority interest and classified in the mezzanine outside of shareholders’ equity, to a separate component of shareholders’ equity titled “Noncontrolling Interests” in the consolidated balance sheets and statement of changes in shareholders’ equity and comprehensive income (loss).

Additionally, net income and comprehensive income attributable to noncontrolling interests are shown separately from consolidated net income and comprehensive income in the consolidated statements of operations and statements of changes in shareholders’ equity and comprehensive income (loss). Prior period financial statements have been reclassified to conform to the current year presentation as required by ASC 810.

u.	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (Continued)

u.	New Accounting Pronouncements(continued)

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, Amendments to Financial Accounting Standards Board Interpretation No. 46(R), included in ASC Subtopic 810-10, Consolidations — Overall. This guidance is intended to improve financial reporting by enterprises involved with variable interest entities by requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and addresses concerns regarding the timely and usefulness of information about an enterprise’s involvement in a variable interest entity. This guidance is effective for interim and annual reporting periods beginning after November 15, 2009, with early application prohibited. The Company does not believe the adoption will have a material impact on its consolidated financial statements.

4.	Cash and cash equivalents

	2010	2009
Local currency
Cash and bank accounts	59,513	64,644
Highly liquid investments	492,430	422,989
Foreign currency
Bank accounts	71,732	21,151

	623,675	508,784

5.	Derivative financial instruments

Cosan uses derivative financial instruments to manage its exposure related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value through profit or loss.

Cosan does not have any derivatives that are designated as hedging instruments as of March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

5.	Derivative financial instruments (continued)

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Balance sheet location	Notional amounts		Carrying value asset (liability)
	Derivative Financial Instruments	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
Commodities derivatives
Future contracts:
Purchase commitments - sugar	Current assets (liabilities)	102,725	61	(19,128)	(4)
Sell commitments	Current assets	558,385	182,943	82,229	4,163
Swap agreements	Current assets	56,594	-	607	-

Options:
Purchased	Current assets	145,517	-	12,777	-
Written	Current assets (liabilities)	457,841	64,366	(19,362)	(2,906)

Foreign exchange and interest rate derivatives
Forward contracts:
Sale commitments	Current assets (liabilities)	573,250	184,653	4,490	(23,035)
Purchase commitments	Current assets (liabilities)	571,500	-	(4,226)	-

Swap agreements:
Senior notes	Current (liabilities)	-	246,501	-	(2,949)
Interest Libor	Current assets (liabilities)	300,000	-	(351)	-

Future contracts

Sale commitments	Current assets	487,800	372,230	20,527	3,189
Options
Purchased	Current assets	372,568	-	8,826	-

Total assets				129,456	7,352
Total liabilities				(43,067)	(28,894)

6.	Inventories

	2010	2009
Finished goods:
Sugar	52,561	47,195
Ethanol	31,573	86,809
Lubricants and Fuel (Gasoline, Diesel and Ethanol)	149,613	120,108
	233,747	254,112
Annual maintenance cost of growing crops	243,709	167,576
Others	110,264	56,104
	587,720	477,792

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

7.	Property, plant and equipment, net

	2010	2009
Land and rural properties	506,627	401,074
Machinery, equipment and installations	2,759,044	1,285,524
Vehicles	168,875	123,867
Furniture, fixtures and computer equipment	71,254	44,600
Buildings	580,160	229,322
Leasehold improvements and others	264,693	153,432
Construction in progress	811,395	395,200
Sugarcane plant development costs	807,757	655,306
	5,969,805	3,288,325
Accumulated depreciation and amortization	(1,823,306)	(1,028,898)
Total	4,146,499	2,259,427

8.	Acquisitions

a. Teaçu Armazéns Gerais S.A.

On April 9, 2009, Cosan S.A., through its 90% owned subsidiary, Copsapar Participações S.A., which owns 100% of Novo Rumo Logística S.A. (“Novo Rumo”), acquired 100% of the outstanding shares of Teaçu Armazéns Gerais S.A. (“Teaçu”) from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) for $52,985 cash and issuance of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of its share capital. Teaçu holds a port concession in the city of Santos and operates a terminal dedicated to exporting sugar and other agricultural products. This acquisition combines the Santos port operations previously held separately by Cosan S.A. and Teaçu.

As a result of this transaction, Cosan S.A. reduced its indirect share ownership in Novo Rumo to 64.06%.

The acquisition-date fair value of the consideration transferred totaled $167,303, which consisted of the following:

Cash	52,985
Common stock at fair value	114,318
Total consideration transferred	167,303

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

In the absence of a quoted market price, the fair value of common stock included in the consideration transferred was calculated using an income approach using the present value of estimated future net cash flows.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The Company has finalized the allocation of the consideration transferred as of March 31, 2010.

a. Teaçu Armazéns Gerais S.A. (Continued)

Description
Property, plant and equipment	44,417
Intangible assets	138,424
Inventories	1,209
Other assets	26,566
Long-term debt including current installments	(18,933)
Trade accounts payable	(485)
Estimated liability for legal proceedings and labor claims	(3,289)
Deferred income taxes	(45,523)
Other liabilities	(3,117)
Net assets acquired	139,269
Consideration transferred, net of cash acquired	167,008
Goodwill	27,739

The goodwill of $27,739 arising from the acquisition, which will be substantially deductible for tax purposes and consists largely of the synergies and economies of scale expected from combining the port operations of Cosan S.A. and Teaçu.  The goodwill was assigned to the Sugar Logistics operating segment.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

a. Teaçu Armazéns Gerais S.A. (Continued)

The purchase price to acquire Teaçu was allocated based on the fair value of the assets acquired and liabilities assumed. The Company obtained an independent valuation of its property, plant and equipment, intangible assets, long-term debt, and internally determined the fair value of its other assets and liabilities. The initial purchase price allocation has been adjusted primarily as a result of refinements in the Company’s assumptions relating to property, plant and equipment, intangible assets and other assets and liabilities. These adjustments have resulted in a change in the determination of the amounts of deferred taxes upon the completion of the valuation. As a result of these changes, goodwill, as previously disclosed, has been changed as follows:

Provisional goodwill	102,052
Intangible assets – port concession granted by the government	(138,424)
Adjustments of fair value of PP&E	(4,193)
Adjustments of fair value of other assets and liabilities	4,051
Deferred income tax	47,467
Change in consideration transferred of common stock at fair value	16,786
Goodwill	27,739

b. Curupay S.A. Participações

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa, through the issuance of 44,300,389 common shares valued at $7.25 per share (fair value at the acquisition date) and a total consideration transferred of US$321,087.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”). Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in shareholders’ equity of Cosan S.A.

COSAN LIMITED

Notes to the consolidated financial statements
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

b. Curupay S.A. Participações (continued)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova América.  These amounts are final as valuations of intangible assets, fixed assets and other assets and liabilities were concluded as of March 31, 2010.

Description
Property, plant and equipment	455,651
Intangible assets	125,491
Noncontrolling interest in Novo Rumo	68,180
Inventories	61,323
Account receivables	62,215
Recoverable taxes	12,527
Related parties	34,846
Other assets	100,555
Long-term debt including current installments	(604,234)
Trade accounts payable	(80,936)
Estimated liability for legal proceedings and labor claims	(10,461)
Taxes and contributions payable	(28,821)
Deferred income taxes	(24,359)
Other liabilities	(64,802)
Net assets acquired	107,175
Consideration transferred, net of cash acquired	294,605
Goodwill	187,430

The goodwill of $187,430 arising from the acquisition was assigned to the Sugar and Ethanol segment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

b. Curupay S.A. Participações (continued)

The purchase price to acquire Curupay was allocated based on the fair value of the assets acquired and liabilities assumed. The Company obtained an independent valuation of its property, plant and equipment, intangible assets, long-term debt, and internally determined the fair value of its other assets and liabilities. The initial purchase price allocation has been adjusted primarily as a result of refinements in the Company’s assumptions relating to property, plant and equipment, intangible assets and other assets and liabilities. These adjustments have resulted in a change in the determination of the amounts of deferred taxes upon the completion of the valuation. As a result of these changes, goodwill, as previously disclosed,  has been changed as follows:

Provisional goodwill	290,519
Intangible assets – Trademark (“União”) and Purchase Contracts	(125,491)
Adjustments of fair value of PP&E	(85,000)
Adjustments of fair value of recoverable taxes	9,569
Adjustments of fair value of receivables	33,669
Adjustments of fair value of other assets and liabilities	(3,171)
Deferred income tax	67,335
Goodwill	187,430

c. TEAS Terminal Exportador de Álcool de Santos S.A.

On November 24, 2009, the Company acquired, for US11,574 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”) from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda. As a result of this transaction, Cosan S.A. increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS holds a port concession in the city of Santos and operates a terminal dedicated to exporting ethanol.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

c. TEAS Terminal Exportador de Álcool de Santos S.A. (continued)

The acquisition date fair value of the consideration transferred totaled US$22,800, which consisted of the following:

Cash	11,574
Acquisition date fair value of initial 40% investment	11,226
Total	22,800

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. The company is in the process of analyzing the necessity to obtain valuations of certain intangible assets and fixed assets; thus, the provisional measurements of intangible assets, fixed assets and goodwill are subject to change.

Description
Property, plant and equipment	12,089
Other assets	489
Trade accounts payable	(74)
Other liabilities	(206)
Non-controlling interest	(3,574)
Net assets acquired	8,724
Consideration transfered, net of cash acquired	12,917
Goodwill	4,193

The provisional goodwill of US$4,193 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the Ethanol operations of Cosan S.A. and TEAS. The provisional goodwill was assigned to Sugar and Ethanol operating segment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

d. Logispot Armazens Gerais Ltda. (“Logispot”)

On November 12, 2009, Cosan S.A., through its subsidiary Rumo Logística S.A., acquired a 14.28% interest in Logispot, represented by 166,590 common shares, for US$11,606 cash. Logispot is a logistics hub and warehouse based in the city of Sumaré.

e. Cosan CL (formerly Essobrás)

On December 1, 2008, Cosan S.A. and its subsidiary Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), through Cosan S.A.’s subsidiary Cosanpar Participações Ltda. (“Cosanpar”), acquired, for US$714,353 cash and US$8,289 in transaction costs, 100 percent of the outstanding shares of Cosan CL, a distributor in Brazil of oil products, ethanol, lubricants, and aviation fuel as well as an operator of convenience stores.  The network of service stations to which Cosan CL distributes such products is comprised of more than 1,500 service stations. The results of Cosan CL operations have been included in the consolidated financial statements since the acquisition date.

As additional consideration for the purchase, Cosan will pay to the sellers as a contingent payment an amount based on a percentage of gross revenues of Cosan CL and other amounts based on the quantity of barrels of some ExxonMobil products sold during a 10 year period. These contingent payments will be recorded as additional cost of the acquired entity when the contingency is resolved.

The liabilities assumed in the acquisition include Notes issued by Cosan CL on December 16, 1999 and December 10, 1999 pursuant to a Note Purchase Agreement dated December 8, 1999, as amended, in the aggregate principal amount of US$175,000, plus accrued interest on such amount which was held by ExxonMobil Capital N.V.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

e. Cosan CL (formerly Essobrás) (continued)

From March 1992 until December 2001 Cosan CL did not pay the COFINS tax levied on sales or this tax was paid and used to offset or otherwise applied against other taxes on the sale of fuels and other oil derivatives which have been discussed with the taxing authorities. During this period Cosan CL has made judicial deposits, which are restricted cash placed on deposit with the court and are held in judicial escrow for certain COFINS cases. The sellers have agreed to indemnify Cosan for any COFINS matters and any losses related thereto if Cosan CL loses these proceedings. If Cosan CL wins the proceedings, Cosan must pay the judicial deposits and related interest to the sellers. Provision for contingencies net of judicial deposits in the amount of US$18,468 related to this matter, is included in net assets acquired.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan CL
Description	US$
Trade accounts receivable	134,634
Inventories	141,167
Property, plant and equipment	440,296
Intangible assets	167,054
Other assets	108,154
Loans and financings	(25,638)
Trade accounts payable	(79,680)
Deferred income taxes	(92,637)
Notes payable to ExxonMobil Capital N.V.	(175,327)
Estimated liability for legal proceedings and labor claims (Note 14)	(111,608)
Estimated liability for unrecognized tax benefits (Note 16)	(34,605)
Actuarial liability	(31,338)
Other liabilities	(41,107)
Net assets (liabilities) acquired (assumed)	399,365
Consideration transferred, net of cash acquired	711,858
Goodwill	312,493

Goodwill relating to the Cosan CL acquisition, which is substantially based on future profitability will be substantially deductible for tax purposes, and has been assigned to the Fuel Distribution and Lubricants operating segment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

f. Cosan S.A. 6.24%

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

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan S.A. 6.24%
Description	US$
Property, plant and equipment	162,283
Intangible assets	6,862
Other assets	146,075
Loans and financings	(83,454)
Trade accounts payable	(13,215)
Deferred income taxes	(5,220)
Estimated liability for legal proceedings and labor claims	(34,031)
Other liabilities	(54,932)
Net assets (liabilities) acquired (assumed)	124,368
Consideration transferred, net of cash acquired	124,368
Goodwill	-

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

g. Cosan S.A. 6.7%

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

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan S.A. 6.7%
Description	US$
Property, plant and equipment	202,208
Intangible assets	2,779
Other assets	176,578
Loans and financings	(87,065)
Other liabilities	(95,657)
Net assets (liabilities) acquired (assumed)	198,843
Purchase price, net of cash acquired	-
Acquisition paid with equity	250,774
Goodwill	51,931

h. Cosan S.A. 5.4%

At the Extraordinary General Meeting held by Cosan S.A. on December 5, 2007, a capital increase of US$967,198 was approved, through issue of 82,700,000 common registered uncertified shares without par value, by means of private subscription, at the issue price of US$11.70 each. On January 23, 2008, the period for exercising the capital subscription rights ended. Cosan subscribed and paid in 56,607,396 common shares in the amount of US$662,038, followed by subscription and payment by minority shareholders of 26,092,604 common shares equivalent to US$305,160. As a result of the subscription of shares, Cosan holds 152,939,440 common shares, increasing its proportionate interest of Cosan S.A.’s capital from 50.8% to 56.1%.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

8.	Acquisitions (Continued)

h. Cosan S.A. 5.4% (continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed in the acquisition:

Cosan S.A. 5.4%
Description	US$
Property, plant and equipment	135,858
Intangible assets	2,147
Other assets	128,905
Loans and financings	(71,924)
Other liabilities	(76,038)
Net assets (liabilities) acquired (assumed)	118,948
Purchase price, net of cash acquired	151,544
Goodwill	32,596

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

	2010	2009
Net sales	8,380,069	6,686,752
Net (loss) income	327,084	(223,910)
Basic and diluted EPS (loss per share) per thousand shares (US$)	1.21	(0.91)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other intangible assets

Goodwill

The carrying amounts of goodwill by reporting segment as of March 31, 2010 and 2009 are as follows:

	Sugar and Ethanol segment (S&E)	Sugar Logistics segment (Rumo)	Fuels Distribution and Lubricants segment (CCL)	Total
Balance as of April 30, 2008	772,590	-	-	772,590
Acquisitions	-	-	312,493	312,493
Total tax benefit applied to reduce goodwill	(11,736)	-	-	(11,736)
Effect of currency translation	(185,408)	-	854	(184,554)
Balance as of March 31, 2009	575,446	-	313,347	888,793
Acquisitions	187,430	27,739	-	215,169
Sale of Esso´s aviation business	-	-	(19,374)	(19,374)
Addition related to determinable and estimable contingent consideration.	-	-	26,208	26,208
Effect of currency translation	153,430	7,927	90,918	252,275
Balance as of March 31, 2010	915,306	35,666	411,099	1,362,071
There are no accumulated impairment losses.

Other intangible assets

	As of March 31, 2010
		Weighted
	Gross	average		Net
	Carrying	amortization	Accumulated	Carrying
	Amount	period	amortization	Amount
Intangible assets subject to amortization:
Favorable operating leases	126,615	16 years	(46,624)	79,991
Trademark (“Barra”)	8,648	15 years	(3,652)	4,996
Trademark (“Esso”)	70,130	5 years	(18,701)	51,429
Trademark ("União")	49,663	50 years	(828)	48,835
Port concession	177,977	27 years	(6,592)	171,385
Purchase Contract	87,313	18 years	(4,042)	83,271
Customer base – Esso	150,904	29 years	(6,938)	143,966
Software	46,912	5 years	(28,522)	18,390
Total	718,161		(115,899)	602,263

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

9.	Goodwill and other intangible assets (Continued)

Other intangible assets (Continued)

	As of March 31, 2009
		Weighted
	Gross	average		Net
	Carrying	amortization	Accumulated	Carrying
	Amount	period	amortization	Amount
Intangible assets subject to amortization:
Favorable operating leases	97,401	16 years	(30,036)	67,365
Trademark (“Barra”)	7,104	15 years	(2,426)	4,678
Trademark (“Esso”)	53,949	5 years	(3,597)	50,352
Customer base - Esso	116,084	29 years	(7,738)	108,346
Software	27,526	5 years	(15,125)	12,401
Total	302,064		(59,922)	243,142

The intangible assets identified in each acquisition were valued based on the benefit that each acquired company had in contracts with third parties with market benefits/discounts. The intangible assets are amortized on the straight-line method based on the contract periods.

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the five succeeding fiscal years:

2011	49,174
2012	49,800
2013	39,792
2014	34,835
2015	24,636
Thereafter	405,026
602,263

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

10.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At March 31, 2010, the receivable and corresponding lawyers’ fees totaled US$187,385 and US$22,486 (US$139,700 and US$16,764 at March 31, 2009), respectively.

11.	Taxes payable

Cosan Ltd. is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A. and its subsidiaries.

Taxes payable are summarized as follows:

	March 31, 2010	March 31, 2009
Tax Recovery Program – Federal REFIS (1)	-	71,591
Special Tax Payment Program – PAES (1)	230	28,472
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	373,650	-
Income Tax and Social Contribution	50,471	71,747
Others	78,657	48,708
	503,008	220,518
Current liabilities	(121,203)	(69,042)
Long-term liabilities	381,805	151,476

(1)	These tax recovery programs have been reassessed and transferred to the Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09, except for the recovery program related to PAES – salário educação.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

11.	Taxes payable (Continued)

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes (credit premium, Note 15).

During the year, Cosan S.A. and subsidiaries joined the tax recovery program and the following effects were recorded:

2010
Tax payable and related estimated liability for legal proceedings before joining the tax recovery program Law 11.941 and MP 470	898,802
Legal reductions	(348,604)
Net balance overdue on tax recovery program Law 11.941 and MP 470	550,198

Tax payable and related estimated liability for legal proceedings recorded before joining the tax recovery program Law 11.941 and MP 470	(701,985)
Current translation adjustment	6,930
Gain on tax recovery program	(144,857)

Net balance overdue on tax recovery program Law 11.941 and MP 470	550,198
Amortization of Judicial Deposits	(56,620)
Use of income tax loss carry forward	(114,488)
Installments paid	(16,444)
Interest	11,004
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09 as of March 31, 2010	373,650

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	March 31, 2010	March 31, 2009
Resolution No. 2471 (PESA)	IGP-M	4.0%	297,243	215,631
Senior notes due 2009	US Dollar	9.0%	-	37,386
Senior notes due 2014	US Dollar	9.5%	354,433	-
Senior notes due 2017	US Dollar	7.0%	405,258	405,389
IFC	US Dollar	7.4%	-	49,362
Perpetual notes	US Dollar	8.3%	455,820	456,463
BNDES	TJLP	2.6%	520,068	99,561
Floating rate notes	Libor	2.8%	-	151,207
Promissory notes	DI	3.0%	-	501,888
Export credit notes	DI	2.4%	212,660	-
Credit Notes	DI	6.2%	102,656	-
Export Pre-payment	US Dollar	5.2%	547,230	-
Others	Various	Various	421,360	115,872
			3,316,728	2,032,759
Current liability			(471,061)	(781,664)
Long-term debt			2,845,667	1,251,095

Long-term debt has the following scheduled maturities:

2012	339,803
2013	416,660
2014	128,182
2015	473,201
2016	59,509
2017	459,584
2018	57,385
2019 and thereafter	911,343
2,845,667

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

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

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of March 31, 2010 and March 31, 2009 amounted to US$133,039 and US$91,717, respectively, and considered as restricted cash and are classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan Açúcar e Álcool.

Promissory Notes

On November 17, 2008, the Company issued one series of 44 registered promissory notes for US$520,024. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

On November 12, 2009, the Company fully paid this debt. At this date, the amount paid totaled US$703,801.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes at the total amount of US$530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 5.2%

BNDES

Refers to the financing of cogeneration projects, as well as the financing of Jataí and Caarapó greenfields (sugar and ethanol mills).

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

12.	Long-term debt (Continued)

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At March 31, 2010, Cosan was in compliance with its debt covenants.

13.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	March 31, 2010	March 31, 2009
Cosan Alimentos S.A.	-	13,123
Rezende Barbosa S.A. Administração e Participações	48,889	-
Vertical UK LLP	-	11,597
Others	10,780	-
	59,669	24,720
Current (*)	(13,958)	(24,720)
Noncurrent (*)	45,711	-

	Liabilities
	March 31, 2010	March 31, 2009
Logispot Armazéns Gerais S.A.	6,313	-
Others	1,781	1,926
		-
Current (*)	8,094	1,926

(*) included in other current and noncurrent assets or liabilities captions

The amount receivable from Cosan Alimentos S.A. referred to an intercompany loan not subject to interest.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

13.	Related parties (Continued)

A receivable of US$ 48,889 with Rezende Barbosa S.A. Administração e Participações related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whith an average maturity date of 30 days.

The payable to Logispot is related to the remaining payment in connection with the interest acquired. (Note 8)

Cosan conducts some of its operations through various joint ventures and other partnership forms which are principally accounted for using the equity method. The statement of operations includes the following amounts resulting from transactions with related parties:

	2010	2009	2008
Transactions involving assets:
Cash received due to the sale of finished products and assets and services held, net of payments	(159,734)	(242,320)	(36,773)
Sale of finished products and services	137,147	122,381	46,410
Sale of real estate (land) (Note 21)	-	13,967	-
Sale of interest in a subsidiary (Note 21)	-	123,649	-
Added through acquisition	39,240
Financial Income	9,624	-	-
Transactions involving liabilities:
Payment of financial resources, net of funding	2,698	-	-
Financial income	(172,721)	178,455	-
Other	-	(2,700)	(395)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

13.	Related parties (Continued)

At March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) (35,000 hectares (unaudited) in 2009) of affiliated companies land and its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

14.	Pension and other postretirement benefits

a)	Description of the plans

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement.

b)	Changes in plan assets and plan liabilities

Cosan CL performs the actuarial valuation of its defined benefit plan using its March 31 year-end as the measurement date. An actuarial valuation as of the acquisition date was also prepared.  Information with respect to Cosan CL’s defined benefit plan is as follows:

	March 31, 2010	March 31, 2009
Change in benefit obligation
Projected benefit obligation	156,505	153,171
Service cost	2,935	578
Interest cost on pension benefit obligation	16,291	3,367
Benefits payments	(10,173)	(1,710)
Actuarial (gain) losses	(28,817)	(102)
Effect of exchange rate changes	46,041	1,201
Projected benefit obligation at end of year	182,782	156,505

	March 31, 2010	March 31, 2009
Change in plan assets
Fair value of plan assets at date of acquisition	128,382	121,518
Actual return on plan assets	31,638	6,218
Employer contributions	4,503	1,371
Benefits payments	(9,135)	(1,710)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

Effect of exchange rate changes	39,841	985
Fair value of plan assets at end of year	195,229	128,382

14.	Pension and other postretirement benefits (Continued)

b)	Changes in plan assets and plan liabilities (Continued)

	March 31, 2010	March 31, 2009
Accrued pension cost asset (liability)
Funded status, excess projected benefit obligation over plan assets	12,447	(28,123)

Accrued pension cost – Other non-current assets	12,447	-
Accrued pension cost – Other current liabilities	-	7,211
Accrued pension cost – Other non-current liabilities	-	(20,912)

c)     Amounts recognized in accumulated other comprehensive income (loss)

Amounts recognized in accumulated other comprehensive income (loss) consist of:

	Pension benefits
	March 31, 2010	March 31, 2009
Unrecognized gains	50,202	3,553
Deferred income taxes	(17,068)	(1,208)
Effect of currency translation	(2,934)	19
	30,200	2,364

d)	Net periodic benefit cost

Net periodic pension cost includes the following components for the period since the date of acquisition:

	March 31, 2010	March 31, 2009
Service cost	2,935	578
Interest cost on projected benefit obligation	16,291	3,367
Expected return on plan assets:	(15,558)	(2,767)
Net periodic pension cost	3,668	1,178

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

The unrecognized gains that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost during the next year is U$3,144 by Cosan S.A. and US$1,958 by Cosan.

14.	Pension and other postretirement benefits (Continued)

e)	Actuarial assumptions

Assumptions used for the actuarial calculations were as follows:

Assumptions used to determine benefit obligations:

	March 31, 2010	March 31, 2009
Discount rate	11.08%	9.20%
Rate of compensation increase	6.07%	5.56%

Assumptions used to determine net periodic benefit cost:

	March 31, 2010	March 31, 2009
Discount rate	11.08%	9.20%
Expected long-term rates of return on plan assets	10.48%	10.59%
Rate of compensation increase	6.07%	5.56%

The discount rate is determined using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

The accumulated benefit obligation is as follows:

Accumulated benefit obligation	March 31, 2010	March 31, 2009
Actuarial present value of:
Vested benefit obligation	142,967	121,362
Non-vested benefit obligation	20,651	17,820
Total accumulated benefit obligation	163,618	139,182

The asset allocations of the Company’s plan assets as of the measurement dates were as follows:

	Asset allocation (%)
	March 31,	March 31,
Asset category	2010	2009	Target
Equity securities	25	25	25
Debt securities	75	75	75
Total	100	100	100

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

f)	Cash flows

The expected contribution to the Plan for 2010 of US$4,287, was estimated based on the actual plan cost as of the valuation date. The expected benefit payments for 2010, amounting to US$10,013, were estimated based on the projected benefit obligation as of the valuation date.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2010	10,013
2011	10,582
2012	11,363
2013	12,172
2014	12,892
2015 to 2019	85,196

g)	Investment strategy and policies:

The pension plan management implemented an asset investment policy to manage the investments and risk concentration of the Plan.

The investment policy establishes principles and guidance that must be followed in investing the resources of the plan. The Company’s investment goals are to maximize returns subject to specific risk management policies, with a philosophy of investment based on a long term perspective.

Its risk management policies permit investments only in fixed income and equity securities.

The Investment Committee is responsible by the tactical decisions about resource allocations and modifications of the investment policy.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

14.	Pension and other postretirement benefits (Continued)

The investment in equity securities is targeted to be approximately of 25% of the investment portfolio, with the remaining amount invested in fixed income securities and funds. This target could change depending on the market conditions. The limits of allocation are determined based on the characteristics of the population of participants of the pension plan and actuarial target.

The table below demonstrates how the resources can be allocated:

	Minimum	Maximum	Target
Asset category
Fixed Income	30%	100%	75%
Equity securities	-	70%	25%

The risk concentration is mitigated through procedures which permit identifying, evaluating, controlling and monitoring several risks which the plan resources are exposed to, among them market, credit, liquidity, operating, legal and systemic.

h)	Fair value of plan assets by major categories

The fair value of investments as of March 31, 2010 is set forth below:

March 31, 2010
Asset category
Fixed income	146,422
Equity securities	48,807
Total	195,229

Fair value measurement on plan assets at March 31, 2010
Level 1 / Total
Asset category
Fixed income	146,422
Equity securities	48,807
Total	195,229

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments

	2010	2009
Tax contingencies	173,924	430,342
Civil and labor contingencies	120,681	67,306
	294,605	497,648

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

Judicial deposits recorded by Cosan under non-current assets, amounting to US$94,083 at March 31, 2010 (US$73,975 at March 31, 2009) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings. The company used judicial deposits to pay for a portion of the tax recovery program as discussed in Note 11.

The major tax contingencies as of March 31, 2010 and 2009 are described as follows:

	2010	2009
Credit premium – IPI (i)	-	116,256
PIS and Cofins (ii)	11,910	62,556
IPI credits (i)	-	40,049
Contribution to IAA (i)	-	36,672
IPI – Federal VAT (i)	4,692	23,626
ICMS credits	33,824	19,966
Compensation with Finsocial (iii)	97,114	70,693
Other	26,384	60,524
	173,924	430,342

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

(i)
The Company and its subsidiaries opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as Taxes Payable (note 11).

(ii)
 On May 27, 2009, the 1st and 3rd paragraphs of Brazilian Law No 9718/98 that  regulated the collection of PIS and Cofins (federal tax contributions) on exchange variation and other financial income was revoked by Law No 11941/09. The Company evaluated its ongoing judicial demands related to the legal obligations not paid related to the increase in the calculation basis of PIS and Cofins and reversed the related provision at the amount of US$30,213.

(iii)
From June to December of 1994, the subsidiary Cosan CL used tax credits on COFINS taxes based on a favorable court ruling and compensated with other federal taxes. During 2008 the federal tax authorities in Brazil issued an assessment invalidating such compensation and therefore a provision related to this matter was recorded.

The detail of the movement in the estimated liability for legal proceedings is as follows:

Balance at April 30, 2008	494,098
Provision	37,731
Business acquisition	111,608
Settlements	(12,097)
Foreign currency translation	(133,692)
Balance at March 31, 2009	497,648
Provision	47,732
Business acquisition (see Note 8)	14,756
Settlements	(409,576)
Foreign currency translation	144,404
Balance at March 31, 2010	294,605

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	March 31, 2010	March 31, 2009
ICMS – State VAT	180,988	77,052
Withholding Income Tax	102,652	69,730
IAA - Sugar and Ethanol Institute	1,428	31,610
IPI - Federal Value-added tax	246,190	100,722
INSS	2,280	795
PIS and COFINS	80,604	15,529
Civil and labor	275,403	94,599
Other	66,134	34,851
	955,679	424,888

The provisions for tax, civil and labor contingencies are included in the statement of operations as follows:

	2010	2009	2008
Financial expenses	23,412	26,541	20,925
Other income (expenses)	16,832	11,190	4,995
Income taxes	-	-	258
	40,244	37,731	26,178

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

Commitments

Sales

Considering that Cosan operates mainly in the commodities market, its sales are substantially made at prices applicable at sales date, and therefore, there are no outstanding orders with amounts involved. However, Cosan has several agreements in the sugar market in which there are commitments of sales involving volumes of these products in future harvest periods.

The commitments to sell sugar by harvest period are as follows (unaudited):

	(In tons)
Harvest period	2010	2009
2010	-	2,428,000
2011	2,005,434	1,828,000
2012	1,828,134	1,828,000
Total	3,833,568	6,084,000

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

15.	Estimated liability for legal proceedings and commitments (Continued)

The purchase commitments by harvest period as of March 31, 2010 and 2009 are as follows (unaudited):

Harvest period	2010	2009
2010	-	18,294,022
2011	27,029,473	15,597,478
2012	23,600,912	13,667,154
2013	20,112,639	9,754,713
2014	16,345,120	5,701,801
2015	13,667,148	3,198,591
2016 and thereafter	120,129,217	5,030,758
Total	220,884,509	71,244,517

As of March 31, 2010, Cosan had a normal capacity to mill 60,000 thousand tons (unaudited) of sugarcane during each harvest period.

In addition, the Company entered into contracts to purchase industrial equipment intended for maintenance and expansion of the mills, and to meet the demand of the electric energy co-generation project, in the total amount of US$185,739 at March 31, 2010 (US$309,602 at March 31, 2009) (unaudited information).

Additionally, the Company through its subsidiary Rumo Logistica S.A. entered into a commitment to purchase railcars, locomotives and invest in rail track improvements aimed at the expansion of the logistics business, as follows:

Year ended	2010
2011	366,467
2012	71,248
2013	53,162
Total	490,877

Leases

Cosan also has noncancelable operating leases in Brazil, primarily related to seaport and lands for the plantation of sugarcane, which expire up to the next 20 years.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. Rental expense for operating leases during 2010, 2009 and 2008 consisted of the following:

15.	Estimated liability for legal proceedings and commitments (Continued)

	2010	2009	2008
Minimum rentals	61,062	46,233	29,767
Contingent rentals	60,545	44,498	65,990
Rental expense	121,607	90,731	95,757

Future minimum lease payments under noncancelable operating leases (with initial or all remaining lease terms in excess of one year) as of March 31, 2010 are:

2010
Year ending March 31:
2011	73,757
2012	66,220
2013	65,806
2014	66,061
2015	65,935
Thereafter	760,529
Total minimum lease payments	1,098,308

16.	Financial income and expenses, net

	2010	2009	2008
Financial expenses
Interest	(211,891)	(142,434)	(149,138)
Monetary variation – losses	(82,360)	(29,978)	(36,844)
CPMF expenses (1)	-	-	(10,376)
Bank charges	(422)	(935)	(641)
Interest and fees paid on advanced payment of Senior Notes 2009	(275)	-	(16,513)
	(294,948)	(173,347)	(213,512)
Financial income
Interest	85,523	50,865	90,453
Monetary variation – Gains	6,249	4,115	17,815
Discounts obtained	609	171	(105)
Other income	-	-	-
	92,380	55,151	108,163
Sub total	(202,566)	(118,197)	(105,349)

Foreign exchange variation, net	255,170	(275,528)	172,863
Gain on derivatives, net	151,076	22,918	49,253
Financial (Expense) / Income, net	203,680	(370,806)	116,767

(1)  Tax on Financial Transactions – CPMF

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes

Cosan is incorporated in Bermuda which has no income taxes. The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

Income tax benefit (expense) attributable to income from continuing operations consists of:

	2010	2009	2008
Income taxes benefit (expense):
Current	(41,940)	(638)	21,226
Deferred	(142,841)	145,328	(1,416)
	(184,781)	144,690	19,810

Income taxes differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	2010	2009	2008
Income (loss) before income taxes	700,931	(421,901)	(25,012)
Income tax benefit (expense) at statutory rate — 34%	(238,317)	143,446	8,504
Increase (reduction) in income taxes resulting from:
Nontaxable income of the Company	5,441	(1,344)	11,913
Equity in earnings of affiliates not subject to taxation	(3,486)	2,083	(81)
Tax effect on tax recovery program Law 11.941/09 and MP 470/09	31,635	-	-
Tax loss carryforwards Law MP 470/09´s write-off	20,543	-	-
Nondeductible goodwill amortization	-	(2,621)	(1,952)
Nondeductible donations, contributions and others	(597)	3,126	1,426
Income tax (expense) benefit	(184,781)	144,690	19,810

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2010 and 2009 are presented below:

	2010	2009
Deferred tax assets:
Net operating loss carryforwards	166,555	123,533
Estimated liability for legal proceedings and labor claims	120,857	137,965
Sale-leaseback (see Note 21)	23,036	18,651
Other temporary differences	14,458	63,906
Total gross deferred tax assets	324,906	344,055
Deferred tax liabilities:
Deferred tax liabilities on assigned value of the net assets and temporary differences:
Property, plant and equipment	(255,011)	(200,729)
Intangibles	(197,942)	(77,843)
Exchange variation	(103,003)	-
Tax benefit on deductible statutory goodwill amortization	(130,319)	(50,966)
Other temporary differences on business acquisition	(5,973)	(17,135)
Other temporary differences	(41,490)	(29,669)
Total gross deferred tax liabilities	(733,738)	(376,342)

Net deferred tax assets/ (liabilities)	(408,832)	(32,287)

Recorded as other current assets / (liabilities)	-	8,090
Recorded as non-current deferred income taxes liabilities	(408,832)	(40,377)

In assessing the valuation allowance of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan will realize the benefits of these deductible differences at March 31, 2010, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

17.	Income taxes (Continued)

As of March 31, 2010, Cosan and its subsidiaries have consolidated net operating loss carry forwards for income tax and social contribution tax losses of US$488,176, and US$495,189, respectively. Income tax losses carry forwards and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned from 1995 forward, with no statutory limitation period.

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits recorded as noncurrent taxes payable, is as follows:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2008	23,656
Increase through business acquisition	34,605
Accrued interest on unrecognized tax benefit	1,534
Settlements	(48)
Effect of foreign currency translation	(5,752)
Balance at March 31, 2009	53,995
Accrued interest on unrecognized tax benefit	(21,177)
Effect of foreign currency translation	16,195
Balance at March 31, 2010	49,013

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity

a.	Capital

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

a.	Capital (Continued)

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

18.	Shareholders’ equity (Continued)

On September 19, 2008, Cosan S.A. undertook a capital subscription of 55,000,000 common shares which was completed on October 20, 2008.  Since a number of the noncontrolling interests did not exercise their subscription rights, the Company acquired 54,993,482 of the shares for US$456,034, and the minority shareholders acquired the remaining 6,518 shares for US$50.  In connection with this subscription, the shareholders received one Subscription Warrant (Warrant) for each new share.  Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Company received Warrants, which are valid through December 31, 2009, to purchase 32,996,089 additional common shares of Cosan S.A.. Since Cosan S.A. is a consolidated subsidiary, the Warrants recorded by Cosan S.A. have been eliminated in consolidation.

On September 14, 2009, the Company sold to third parties 10,000,000 of the Warrants for US$14,362, which resulted in a gain which is recorded as financial income.  The basis of the Warrants which were sold, amounting to US$4,594, has been reclassified from additional paid-in capital to noncontrolling interest. At December 31, 2009, 54,987,552 warrants have been exercised, of which 44,993,482 were exercised by the Company, 9,994,070 were exercised by noncontrolling shareholders and the remaining 12,448 warrants expired. The exercise of the warrants of Cosan S.A. resulted in the issuance of 32,992,531 common shares, valued at US$301,145. Of this amount, the Company received 26,996,089 common shares valued at US$267,753.

In connection with the acquisition of Curupay, Cosan S.A. issued 44,300,389 new common shares (Note 8). Since these shares were issued to noncontrolling interests, this diluted the Company’s ownership interest which resulted in an increase in additional paid-in capital of US$9,840.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or treasury shares held by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$2.64 (two dollars and sixty four cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A.
related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan S.A. Such options were issued without a vesting period; therefore the intrinsic value at grant date was the basis for calculating the fair value of the options, at US$9.82 per option, and an expense of US$1,071 was fully recorded by the Company.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation (Continued)

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.43	3.43	3.43
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	6.93	10.22	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

19.	Share-based compensation (Continued)

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

As of March 31, 2010, the amount of US$1,662 related to the unrecognized compensation cost related to stock options is expected to be recognized in 6 months.

Stock option activity for the year ended March 31, 2010 and eleven-month period ended March 31, 2009, is as follows:

	Option	Weighted-average exercise price
Outstanding as of April 30, 2008	2,373,341	3.62
Exercises	(736,852)	2.64
Forfeitures or expirations	(165,657)	2.64
Outstanding as of March 31, 2009	1,470,832	2.64
Grants of options	165,657	3.43
Exercises	(982,513)	3.43
Outstanding as of March 31, 2010	653,976	3.43

Shares exercisable at March 31, 2010	408,819	3.43
Shares exercisable at March 31, 2009	736,852	2.64

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

20.	Risk management and financial instruments

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

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to sugar price variations in the foreign market. Such transactions generally assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly in futures and options markets on the NYBOT (New York Board of Trade) and the LIFFE (London International Financial Futures and Options Exchange).

c.	Foreign exchange risk

Cosan carries out transactions involving derivatives, with a view to reducing its exposure to foreign exchange rate variations on exports. Foreign exchange derivative transactions combined with commodity price derivatives generally assure an average minimum income for future production. Cosan actively manages the positions contracted and relevant results of such activity are continually monitored, so as to allow that adjustments be made to goals and strategies considering changes in market conditions. Cosan operates mainly through futures contracts over BM&F (“Bolsa de Mercadorias e Futuros de São Paulo”) and in the over-the-counter segment with leading institutions.

Additionally, Cosan has also engaged in currency and interest rate swap operations for charges associated to Senior Notes, from the U.S. dollar exchange rate variation plus interest of 9% p.a. to 81% of CDI.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

20.	Risk management and financial instruments (Continued)

d.	Interest rate risk

Cosan monitors fluctuations of the several interest rates linked to its monetary assets and liabilities and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. During 2010 Cosan entered into swap contracts to exchange fixed to Libor interest rate in order to protect against variations in the Libor on certain loan contracts.

e.	Credit risk

A significant portion of sales made by the Company and its subsidiaries is intended for a selected group of highly qualified counterparties, such as trading companies, fuel distribution companies and large supermarket chains. In connection with the fuel distribution activity, a diversified customer portfolio, in addition to following up on the sales financing terms by business segment and their individual credit limits, are procedures adopted by the Company to minimize overdue accounts receivable and defaults. Credit risk is managed through specific rules of client acceptance, credit rating and establishment limits for customer exposure, including, when applicable, requirement of letters of credit from a top rated bank and obtaining security interest on credits granted. Management considers that the credit risk is substantially covered by the allowance for doubtful accounts. The Company and its subsidiaries historically do not record material losses on trade accounts receivable.

f.	Debt acceleration risk

As of March 31, 2010 and 2009, Cosan was a party to loan and financing agreements with covenants generally applicable to these operations, regarding cash generation, debt to equity ratio and others.  These covenants are being complied with by Cosan and do not place any restrictions on its operations as a going-concern.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

20.	Risk management and financial instruments (Continued)

g.	Estimated market values

The following methods and assumptions were used to estimate the fair value of each main class of financial instruments:

●	Accounts receivable and trade accounts payable: The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

●
Short-term and long-term debt and advances from customers: Except when there are published market prices, the market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities.

The following table presents the carrying amounts and estimated fair values of Cosan’s financial instruments at March 31, 2010 and 2009. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	623,675	623,675	508,784	508,784

Financial liabilities:
Short-term and long-term debt	3,316,728	3,316,728	2,032,759	1,882,847

Assets and liabilities that are reflected in the accompanying consolidated financial statements at fair value or have their fair value disclosed in the notes to the consolidated financial statements are not included in the above disclosures; such items include derivative financial instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

21.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  Over the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized since then to profit and loss over the 19 year average term of the leases.

  During the year ended March 31, 2010, the Company has amortized a gain of US$3,394 related to this sale-leaseback transaction.

22.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

22.	Fair value measurements (Continued)

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

The following table presents our assets and liabilities measured at fair value on a recurring basis at March 31, 2010.

	Level 1	Level 2	Total
Assets
Derivatives	72,239	57,217	129,456

Liabilities
Derivatives	(29,130)	(13,937)	(43,067)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information

a.	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

In 2010, in connection with some management changes and realignment of the business, management has combined the Sugar and Ethanol segments into the Sugar and Ethanol (“S&E”) segment.  This change reflects the manner in which the Chief Operating Decision Maker evaluates the business and allocates resources. The S&E segment mainly operates and produces a broad variety of sugar and ethanol products.  These products are produced in the same facilities using the same basic raw material – sugarcane.  The plants have the flexibility of being configured to produce either of the two finished products which provides management the ability to adjust production based on market demand. Disclosures relating to this operating segment also include the revenues of the two major products.  The prior year amounts have been reclassified to reflect the combination of the Sugar and Ethanol Segments.

Additionally, the current year acquisition of Teaçú and Curupay and their combination with the Novo Rumo business has resulted in a new operating segment that is called Sugar Logistics (“RUMO”).

Following is a description of the operating segments of the business.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

a.	Segment information (Continued)

The Sugar and Ethanol (“S&E”) segment produces and sells a broad variety of sugar and ethanol products. The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports themajority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline. The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, S&E segment sells also liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors. The S&E segment includes also the co-generation activities and most of corporate activities.

The Fuel Distribution and Lubricants (“CCL”) segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Sugar Logistic (“Rumo”) segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

a.	Segment information (continued)

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	2010
	S&E	CCL	Rumo	Adjustments / eliminations(1)	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	1,005,670	4,146,499
Goodwill and Intangible assets, net	735,198	774,716	38,824	415,596	1,964,334
Loans, net of cash equivalents	(2,443,354)	(249,839)	(59,799)	59,939	(2,693,053)
Other assets net of other liabilities	2,113,306	342,720	7,696	(2,198,446)	265,276

Total net assets	3,180,902	1,067,580	151,815	(717,241)	3,683,056

Income statement (12 months):
Net sales	2,882,935	5,436,199	84,797	(120,780)	8,283,151
Gross profit	703,108	412,866	22,896	(78,984)	1,059,886
Selling, general and administrative expenses (SG&A)	(455,906)	(264,081)	(9,705)	(11,890)	(741,582)
Other income (expenses)	167,293	9,071	2,149	433	178,946
Other selected data:
Addition to PP&E (“Capex”)	948,838	49,579	83,067	-	1,081,484
Depreciation and amortization	313,324	20,067	7,591	147,534	488,516

(1) Refers to the consolidation eliminations and adjustment to USGAAP.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

a.	Segment information (continued)

	2009
	S&E	CCL	Rumo	Adjustments / eliminations(1)	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	1,330,266	128,712	29,414	771,035	2,259,427
Goodwill and Intangible assets, net	423,571	966	-	707,398	1,131,935
Loans, net of cash equivalents	(1,122,560)	39,663	4,811	(445,889)	(1,523,975)
Other assets net of other liabilities	2,943,642	(78,223)	(1,469)	(2,590,572)	273,378

Total net assets	3,574,919	91,118	32,756	(1,558,028)	2,140,765

Income statement (11 months):
Net sales	1,561,118	1,549,359	26,862	(210,879)	2,926,460
Gross profit	297,183	94,719	6,877	(94,180)	304,599
Selling, general and administrative expenses (SG&A)	(264,947)	(85,577)	(2,866)	(14)	(353,404)
Other income (expenses)	93,529	779	5,387	(101,985)	(2,290)
Other selected data:
Addition to PP&E (“Capex”)	574,112	4,881	2,433	24,729	606,155
Depreciation and amortization	203,832	6,299	2,946	77,662	290,739

(1) Refers to the consolidation eliminations and adjustment to USGAAP.

	2008
	S&E	CCL	Rumo	Adjustments / eliminations(1)	Consolidated
	Brazilian GAAP				US GAAP
Income statement (12 months):
Net sales	1,482,573	-	28,159	(19,499)	1,491,233
Gross profit	189,048	-	3,176	(46,583)	145,641
Selling, general and administrative expenses (SG&A)	(276,995)	-	(4,139)	(2,616)	(283,750)
Other income (expenses)	2,712	-	(948)	(5,434)	(3,670)

(1) Refers to the consolidation eliminations and adjustment to USGAAP.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

b.	Detailed net sales per segment

	2010	2009	2008
S&E (Brazilian GAAP)
Sugar	1,810,005	900,424	781,809
Ethanol	936,473	586,633	612,397
Cogeneration	50,146	7,532	-
Other	86,311	66,529	88,367
	2,882,935	1,561,118	1,482,573
CCL (Brazilian GAAP)
Fuels	5,056,969	1,443,537	-
Lubricants	339,752	92,969	-
Other	39,478	12,853	-
	5,436,199	1,549,359	-
Rumo (Brazilian GAAP)
Port lifting	76,155	26,862	28,159
Transports	8,642	-	-
	84,797	26,862	28,159

Adjustments / eliminations	(120,780)	(210,879)	(19,499)
Total (US-GAAP)	8,283,151	2,926,460	1,491,233

c.	Net Sales by region

The percentage of net Sales by geographic area are as follows:

	2010	2009
Brazil	86.4%	73.6%
Europe	9.2%	18.5%
Latin American (except Brazil)	2.8%	5.0%
Middle east and Asia	1.2%	1.9%
North America	0.3%	0.9%
África	0.1%	0.1%
Total	100.0%	100.0%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Year ended March 31, 2010, eleven-month period ended March 31, 2009 and year ended April 30, 2008
(In thousands of U.S. dollars, unless otherwise stated)

23.	Segment information (Continued)

d.	Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (17% in 2010 and 14% in 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales.

Rumo

In 2010 33% of the segment net sales were generated from sales to the S&E segment (52% in 2009). There two other customers which represented more than 10% of the net sales of this segment.  SUCDEN Group accounted for 16% of segment sales (14% in 2009) and the ED&F Man Group accounted for 14% (no sales in the previous year).