Form 20-F
period 2011-03-31
Cosan Ltd.
filed 2011-09-30
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

___________________________
Commission File Number: 1-33659
COSAN LIMITED
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Av. Juscelino Kubitschek, 1327 – 4th floor
São Paulo, SP 04543-000, Brazil
(55)(11) 3897-9797
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Marcelo Eduardo Martins
(55)(11) 3897-9797
ri@cosan.com.br
Av. Juscelino Kubitschek, 1327 – 4th floor
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

The number of outstanding shares as of March 31, 2011 was:

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
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
☐  Item 17     ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes      ☒  No

____________________

ii

Presentation of Financial and Other Information

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. These consolidated financial statements are our first financial statements prepared in accordance with the IFRS. IFRS 1 – “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these financial statements and as such, we no longer prepare financial data under generally accepted accounting principle in the United States, or U.S. GAAP.

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS. The Company has applied the following exemptions: (i)  Business combinations: the Company used the exemption of IFRS 1 and has applied IFRS 3 - Business combinations - for acquisitions from December 1, 2008, the date of the purchase of Cosan Combustiveis e Lubrificantes S.A. (“CCL”) (formerly known as Esso Brasileira de Petroleo Ltda., now known as Cosan Lubrificantes e Especialidades S.A. (“CLE”)) and elected not to remeasure and restate business combinations that occurred before that date; (ii) Deemed cost: the Company elected to measure its farming land at fair value at the date of transition to IFRS. The effects of the deemed cost increased fixed assets with a corresponding increase in equity, net of income tax effects (see Note 14 of our consolidated financial statements attached hereto). The Company elected not to remeasure the remaining fixed assets. Remaining cost basis differences between inflation indexed asset values under IFRS and Brazilian GAAP attributable to Brazil’s hyper-inflationary designation until 1997 are immaterial as of the IFRS transition date; (iii) Defined benefit pension plan: the Company elected to recognize all actuarial gains and losses against the retained earnings as at the date of transition to IFRS. See Note 27 of our consolidated financial statements attached hereto for further details; (iv) Borrowing costs: The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition, and (v) Cumulative currency translation differences: cumulative currency translation differences are deemed to be zero as at April 1, 2009.

As permitted by the applicable rules to the first-time adopter of IFRS, (1) we have not included in this annual report our consolidated balance sheets as of March 31, 2009 and 2008, or statements of income, cash flows and changes in shareholders’ equity for the fiscal years ended March 31, 2009 and 2008, including the notes thereto and (2) we have not presented a reconciliation of consolidated financial statements prepared in accordance with IFRS to U.S. GAAP.

We previously presented our consolidated financial statements in U.S. GAAP for SEC filings and in Brazilian GAAP for CVM filings. In adopting, IFRS Brazilian GAAP was considered the primary GAAP in the transition to IFRS, and the notes to the consolidated financial statements included in this annual report refer to the transition from Brazilian GAAP to IFRS. We have also included a reconciliation between U.S. GAAP and IFRS as of and for the year ended March 31, 2010 as supplemental information (see Note 30 of our consolidated financial statements attached hereto).

The consolidated financial statements are presented in Brazilian reais . However, the functional currency of Cosan Limited, or “Company”, is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio, “Cosan” or “Cosan S.A.”, and its subsidiaries, located in Brazil, operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. The Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, mandated that IFRS should be used as the basis for consolidated financial statements of Brazilian public companies from fiscal years ending after December 31, 2010 and onward. Consequently, we have presented our consolidated financial statements for the fiscal years ended March 31, 2011 and 2010, in accordance with IFRS and our transition date was April 1, 2009. Prior to this date, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP”, for CVM purposes and U.S. GAAP for SEC purposes. Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009 the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), and the rules and regulations issued by the CVM. After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements.

In adopting IFRS for the consolidated financial statements as of and for the fiscal year ended March 31, 2011, certain adjustments were made to adjust the amounts previously presented in accordance with U.S. GAAP or Brazilian GAAP, as applicable, as of and for the year ended  March 31, 2010.

The primary differences between our previously presented U.S. GAAP and Brazilian GAAP sets of consolidated financial statements, are: (1) Biological assets: according to International Accounting Standard, or IAS, 41, biological assets of Cosan are measured at fair value at each reporting period, using the discounted cash flow method. In accordance with U.S. GAAP, the biological assets were recorded at their historical cost less amortization and were classified and presented in the statement of financial position as part of inventories and fixed assets; (2) Business combinations: Business combinations are treated in a similar manner under U.S. GAAP, but as the primary GAAP used in the preparation of these IFRS financial statements was Brazilian GAAP: (i) business combinations effects accounted for under U.S. GAAP prior to December 1, 2008 have been reversed and (ii) goodwill amortization effects accounted for under Brazilian GAAP prior to March 31, 2009 have been included; (3) Deemed cost: Cosan elected to measure its farming land at fair value at the date of transition to IFRS; (4) Warrants on the equity method investment: Cosan holds warrants in Radar Propríedades Agricolas S.A., or Radar, exercisable at any time up to maturity (August 2018). Such warrants permit Cosan to purchase additional shares, equivalent to 20% of total shares as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. Those warrants were not considered to be a financial instrument under U.S. GAAP up to March 31, 2010 as they cannot be net settled. Radar is a privately-owned entity. Under IFRS, the warrants are treated as a separate financial instrument measured at fair value; (5) Investment property in associate: Radar is an equity method investment of the Company that invests in farming land for rent and future appreciation. Under U.S. GAAP, up to March 31, 2010, such land was recorded at cost. With the adoption of IFRS, Radar treated such land as investment property and elected to measure it at fair value. Fair value is measured at each reporting date, impacting the equity income of the Company with regard to Radar; (6) Sale leaseback: On December 30, 2008, Cosan sold land to Radar resulting in a gain of R$188.9 million. Cosan leased back the land. Under U.S. GAAP, this gain was deferred and was being amortized over the 19-year average term of the leases. Under IFRS, since the sale price was based on the fair value of the land, the gain was recorded on the transition date against accumulated earnings; (7) Deferred income taxes: As required by IAS 12, all deferred income taxes have been reclassified to non-current assets or liabilities. Also, the balance of deferred income taxes was impacted by the adjustments previously mentioned; and (8) Borrowing costs: Under U.S. GAAP, up to March 31, 2010, Cosan capitalized borrowing costs, but as the primary GAAP used in the preparation of these IFRS financial statements was Brazilian GAAP, in which borrowing costs were not capitalized, Cosan has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, or “Shell”, had reached a non-binding memorandum of understanding to form a joint venture, or “Joint Venture”, for a combined 50/50 investment. On August 25, 2010, the Company announced the conclusion of the negotiations with Shell and entered into definitive agreements. Cosan will contribute its sugar and ethanol and its distribution assets to the Joint Venture while Shell will contribute its distribution assets in Brazil and its interests on second generation ethanol research and development entities (Iogen Corp. and Codexis, Inc.). Shell will also make a fixed cash contribution in the amount of approximately US$1.6 billion over a two-year period. The sugar logistics and lubricants distribution business along with the investment in Radar will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company formed the Joint Venture named Raízen. During the year ended March 31, 2011, the Joint Venture did not impact Cosan’s consolidated financial statements except for the incurrence of costs and expenses related to its future formation. See “Item 8. Financial information — B. Significant changes”.

See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructurings.”

Forward -Looking Statements

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of the global financial and economic crisis in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth and acquisitions;

•	competitive developments in the ethanol and sugar industries;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	our ability to compete and conduct our businesses in the future;

•	changes in customer demand;

•	changes in our businesses;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates or regulatory environment;

•	inflation, depreciation, valuation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Risk Factors”.

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

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA”, Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA”, Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA”, the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES”, the New York Board of Trade, or NYBOT, the New York Stock Exchange, the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP”, and the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom”. We believe that all market data in this annual report is reliable, accurate and complete.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for Cosan Limited derived from our audited consolidated financial statements and for its predecessor for certain periods. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

IFRS

The financial data at and for the twelve month period ended March 31, 2011, and for the twelve month period ended March 31, 2010, have been derived from our audited consolidated financial statements prepared in accordance with IFRS, unless otherwise stated.

	As of and For Fiscal Year Ended March 31,
	2011	2010

	(in millions of reais, except where otherwise indicated)
Income Statement Data:
Net sales (including adjustments and eliminations)	18,063.5	15,336.1
Cost of goods sold	(15,150.1)	(13,271.3)
Gross profit	2,913.4	2,064.8
Selling expenses	(1,026.0)	(862.7)
General and administrative expenses	(545.4)	(501,6)
Other, net	(33.8)	37.5
Gain on tax recovery program	—	270.3
Operational income / (expenses)	(1,605.2)	(1,056.5)
Income before financial results, equity income of associates and income taxes	1,308.2	1,008.3
Equity income of associates	25.2	4.2
Financial results, net	(151.1)	493.4
Income before income taxes	1,182.3	1,505.9
Income taxes:
Current	(85.4)	(78.4)
Deferred	(329.1)	(344.9)
Net income for the year	767.8	1,082.6
Statement of Financial Position Data:
Cash and cash equivalents	1,271.8	1,110.8
Inventories	670.3	612.7
Biological assets	1,561.1	963.2
Property, plant and equipment	7,980.5	6,114.5
Intangible assets	3,889.6	3,825.4
Total assets	19,212.4	16,417.2
Current liabilities	2,380.8	2,086.2

	As of and For Fiscal Year Ended March 31,
	2011		2010

	(in millions of reais, except where otherwise indicated)
Non-current
Long-term debt		6,274.9		5,136.5
Legal proceedings		666.3		612.0
Equity attributable to owners of the Company		4,560.9		4,195.5
Equity attributable to non-controlling interests		2,767.8		2,296.4
Total equity		7,328.7		6,491.9
Other Financial and Operating Data:
Depreciation and amortization		742.3		664.6
Net debt (1)		5,285.7		4,261.7
Working capital (2)		1,099.8		1,312.5
Cash flow provided by (used in):
Operating activities		2,327.2		2,209.0
Investing activities		(3,145.7)		(2,435.3)
Financing activities		980.7		317.9
Crushed sugarcane (in million tons)		54.2		50.0
Own sugarcane (in million tons)		27.4		23.4
Growers sugarcane (in million tons)		26.8		26.6
Sugar production (in million tons		3.9		3.5
Ethanol production (in billion liters)		2.2		1.8
Earnings per share (basic and diluted)	R$	1.74	R$	2.61
Number of shares outstanding		270,687,385		270,687,385
Dividends paid		220,125		43,981

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in our consolidated financial statements as other non-current assets. Net debt is not an IFRS measure.

(2)	Working capital consists of total current assets less total current liabilities.

U.S. GAAP

The financial data at and for the eleven month period ended March 31, 2009 and at and for the fiscal years ended April 30, 2008, and 2007 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP in U.S. dollars.

	As of and For Eleven Months Ended March 31,		As of and For Fiscal Year Ended April 30,
	2009		2008		2007
	(in millions of US$, except where otherwise indicated)
Statement of Operations Data:
Net sales	US$	2,926.5	US$	1,491.2	US$	1,679.1
Cost of goods sold		(2,621.9)		(1,345.6)		(1,191.3)
Gross profit		304.6		145.6		487.8
Selling expenses		(213.3)		(168.6)		(133.8)
General and administrative expenses		(140.1)		(115.1)		(121.1)
Operating income (loss)		(48.8)		(138.1)		232.9
Other income (expenses):
Financial income and (expense), net		(370.8)		116.8		289.4
Gain on tax recovery program		—		—		—
Other		(2.3)		(3.7)		16.3
Income (loss) before income taxes and equity in income (loss) of affiliates		(421.9)		(25.0)		538.5

	As of and For Eleven Months Ended March 31,		As of and For Fiscal Year Ended April 30,
	2009		2008		2007
	(in millions of US$, except where otherwise indicated)
Income taxes (expense)/benefit		144.7		19.8		(188.8)
Income (loss) before equity in income (loss) of affiliates		(277.2)		(5.2)		349.7
Equity in income (loss) of affiliates		6.1		(0.2)		(0.0)
Loss (net income) attributable to noncontrolling interests		83.0		22.0		(173.0)
Net income (loss)	US$	(188.1)	US$	16.6	US$	176.7
Balance Sheet Data:
Cash and cash equivalents	US$	508.8	US$	68.4	US$	316.5
Marketable securities		—		1,014.5		281.9
Inventories		477.8		337.7		247.5
Property, plant, and equipment, net		2,259.4		2,108.1		1,194.1
Goodwill		888.8		772.6		491.9
Total assets		5,421.1		5,269.1		3,253.4
Current liabilities		1,164.7		359.1		274.2
Estimated liability for legal proceedings and labor claims		497.6		494.1		379.2
Long-term debt		1,251.1		1,249.3		1,342.5
Equity attributable to noncontrolling interests		544.5		796.8		463.6
Capital stock		2.7		2.7		2.7
Equity attributable to shareholders of Cosan Limited	US$	1,596.2	US$	1,995.7	US$	473.6
Other Financial and Operating Data:
Depreciation and amortization	US$	290.7	US$	236.1	US$	187.4
Net debt(1)		1,420.7		90.8		697.9
Working capital(2)		362.8		1,503.8		865.3
Cash flow provided by (used in):
Operating activities		256.6		57.6		284.0
Investing activities		(787.8)		(1,441.7)		(251.6)
Financing activities	US$	871.9	US$	1,023.3	US$	222.8
Crushed sugarcane (in million tons)		43.1		40.3		36.2
Own sugarcane (in million tons)		22.7		22.3		21.6
Growers sugarcane (in million tons)		20.4		18.0		14.5
Sugar production (in thousand tons)		3,179.2		3,241.0		3,182.3
Ethanol production (in million liters)		1,688.4		1,524.6		1,236.6
Earnings per share (basic and diluted)	US$	(0.76)	US$	0.09	US$	1.83
Number of shares outstanding		270,687,385		226,242,856		96,332,044
Dividends paid		—		—	US$	37.3

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in our consolidated financial statements as other non-current assets. Net debt is not a U.S. GAAP measure.

(2)	Working capital consists of total current assets less total current liabilities.

Exchange Rates

The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Brazilian Central Bank or the Brazilian government may intervene in the exchange rate market.

Since March 17, 2008, Brazilian exporters have been allowed to keep 100% of income from exports outside of Brazil. In addition, the foreign exchange mechanism was simplified to provide for the simultaneous purchase and sale of foreign currency through the same financial institution and using the same exchange rate.

On October 5, 2010, the Brazilian government announced measures to respond to the real appreciation by increasing the IOF (Imposto sobre Operações Financeiras) tax rate to 4% on foreign exchange transactions related to foreign investments in the financial and capital markets, except for variable income investments traded on the stock exchange, which remained at 2%.  However, the increase failed to achieve its intended goal of curbing the appreciation of the Brazilian currency in comparison to the U.S. dollar.

On October 18, 2010, new increases in the IOF tax rate were announced by the Brazilian government which adopted a 6% rate for foreign exchange transactions and for the investments of foreign investors in accordance with the margin requirements for future transactions on the BM&FBOVESPA. The IOF tax rate remains at zero on exchange transactions for outflow for these funds as well as for proceeds received as a result of initial public offerings. The conversion of Brazilian currency into foreign currency for purposes of paying dividends for American Depositary Share programs is not subject to tax.

On January 6, 2011, the Central Bank of Brazil published Circular 3,520, which imposes a 60% minimum reserve deposit for any financial operations exceeding US$3 billion.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Central Bank.

	Period-end		Average for Period		Low		High
			(reais per U.S. dollar)
Fiscal Year Ended:
April 30, 2006	R$	2.0892	R$	2.2841	R$	2.0892	R$	2.5146
April 30, 2007		2.0339		2.1468		2.0231		2.3711
April 30, 2008		1.6872		1.8283		1.6575		2.1124
March 31, 2009		2.3152		2.0047		1.5593		2.5004
March 31, 2010		1.7810		1.7852		1.7637		1.8231
March 31, 2011		1.6287		1.6665		1.6279		1.6904
Month Ended:
April 2011		1.5725		1.5856		1.5646		1.6186
May 2011		1.5791		1.6127		1.5739		1.6331
June 2011		1.5611		1.5870		1.5611		1.6108
July 2011		1.5563		1.5639		1.5345		1.5828
August 2011		1.5864		1.5962		1.5543		1.6326
September 2011 (through September 26, 2011)		1.8437		1.7314		1.6032		1.9008

Source: Central Bank.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our Brazilian Depositary Receipts, or “BDRs”, on BM&FBOVESPA, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan S.A., which will be made in reais. See “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil”.

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

Risks Relating to the Joint Venture

We closed our Joint Venture with Shell to further develop our sugar and ethanol and fuel distribution businesses on June 1, 2011. We cannot guarantee that the Joint Venture will be successful.

On June 1, 2011, we closed our Joint Venture with Shell, a joint venture relating to the production, supply, distribution and retailing of ethanol-based fuels. The Joint Venture is subject to post-closing antitrust review by CADE, the governing Brazilian antitrust regulator.  There can be no assurance that the Joint Venture will be successful and we cannot predict its effects on our consolidated business. We may incur unanticipated expenses, fail to realize all anticipated benefits or synergies, disrupt relationships with current and new employees, customers and vendors or incur indebtedness. Any delays or difficulties encountered with the Joint Venture could materially adversely impact our business and results of operations.

We have not included financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.

The Joint Venture is a material transaction. However, we have not included any historical financial information in this annual report regarding Shell or the fuel distribution assets that Shell contributed to the Joint Venture. In addition, we have not included any pro forma financial information regarding this Joint Venture. Investors are therefore cautioned that the nature of the assets contributed by Shell to the Joint Venture and other aspects of the Joint Venture may have a material adverse effect on us.

We cannot provide any assurance that we will obtain the Brazilian antitrust approval to continue to operate the Joint Venture on acceptable terms or predict whether the approval will impose conditions on our businesses in connection with the transaction.

The Joint Venture transaction has been submitted for approval to the Brazilian antitrust regulators, in accordance with Brazilian law, and is subject to post-closing antitrust review of CADE. Closing of the transaction was permitted to occur despite the ongoing review by CADE. Although the Secretariat for Economic Monitoring (Secretaria de Acompanhamento Econômico), or SEAE, and the Secretariat of Economic Law (Secretaria de Direito Econômico), or SDE, have issued non-binding opinions recommending the approval of the Joint Venture with no restrictions, CADE, the governing antitrust authority, continues to review this matter and may disagree with these opinions and impose certain conditions or performance commitments on us. CADE will evaluate whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.  If CADE does not approve the Joint Venture transaction, we will not be able to continue to operate the Joint Venture in its current form.

Risks Related to Our Business and Industries

We operate in industries in which the demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and the world.

The ethanol and sugar industries, both globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply and demand for gasoline, and our business and financial performance may be materially adversely affected if gasoline demand or price decreases. The increase in the production and sale of flex fuel vehicles (hybrid vehicles, that runs with ethanol or gasoline or both combined in any proportion) has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline only cars. This favorable tax treatment may be eliminated and the production of flex fuel vehicles may decrease, which could adversely affect demand for ethanol.

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

The prices we are able to obtain for sugar depends, in large part, on prevailing market prices. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations. The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to higher historical volatility when compared to many other commodities. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS”, changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance.

If we are unable to maintain sales at generally prevailing market prices for ethanol and sugar in Brazil and internationally, or if we are unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, our ethanol and sugar business may be adversely affected.

Sugar prices reached the highest levels in nearly 30 years during fiscal 2010, reflecting the deficit in global sugar production.

Ethanol prices are directly correlated to the price of sugar, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses.

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

We have begun operations at our greenfield plant in the State of Goiás, the Jataí mill, which will be able to crush approximately 4 million tons when operating at full capacity by 2013. The Jataí mill is part of our project to build three ethanol greenfield mills in the State of Goiás. However, the investments in the other two plants are currently on hold. Our Carapó greenfield project, which we acquired as part of the Nova América acquisition, began operating in the third quarter of fiscal year 2010.

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

Our current total installed energy cogeneration capacity is approximately 793 MW, which are used to generate energy for our own industrial operations and to export surplus energy. We have one additional energy co-generation project that we expect to become operational in 2012. We estimate that by the end of 2012, we will have a total installed energy cogeneration capacity of 934 MW, from which 845MW will come from certain of our plants that will sell excess energy to the grid and a total installed energy capacity of 1,300 MW by 2016. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

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

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than our company. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Louis Dreyfus Commodities - Santelisa Vale (the second largest ethanol and sugar producer in Brazil), Tereos - Guarani (the third largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar”. During the 2010/2011 harvest, Copersucar was comprised of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

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

In fiscal year ended March 31, 2011, our net sales from exports represented 15.0% of our total net sales, while in fiscal year ended March 31, 2010, our net sales from exports represented 17.8% of our total net sales.

In fiscal year 2010, our net sales from exports were R$ 2,737.3 million, representing 17.8% of our total net sales. In fiscal year 2011, our net sales from exports were R$ 2,711.0 million, representing 15.0% of our total net sales. During this same period, our net sales from sugar exports were R$ 2,466.2 million, representing 13.7% of our total net sales, and our net sales from exports of ethanol were R$ 244.8 million, representing 1.3% of our total net sales.

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

We, through our subsidiary CLE (previously CCL) are the exclusive manufacturer and distributor of lubricants products in Brazil based on formulas provided to us under a license from ExxonMobil under the Master Lubricants Agreement, which expires on December 1, 2018. We have also been granted a license to use the ExxonMobil brand to market fuels under the Fuels Trademark License Agreement, which expires on December 1, 2013. The termination of any of these licenses, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

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

We have recently closed our joint venture with Shell.  See “Item 4. Information of the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructuring”. However, we cannot assure you that the joint venture will be successful.

A reduction in market demand for ethanol or a change in governmental policies that ethanol be added to gasoline may materially adversely affect our business.

Governmental authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 20% by volume). Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan is discussing the requirement the addition of 3% of ethanol to gasoline, increasing such requirement to 20% in 2030 and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material and adverse effect in our business.

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

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from R$50.00 to R$50,000 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.

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

Sugarcane is our principal raw material used for the production of ethanol and sugar. In fiscal year 2011, sugarcane purchased from suppliers accounted for 49.5% of our total sugarcane crushed. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of March 31, 2011, we also leased 437,698 hectares under 2,128 land lease contracts with an average term of five years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

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

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us totaling R$ 2,917.3 million, and as to which, at March 31, 2011, we recorded a provision totaling R$666.3 million, net of judicial deposits totaling R$ 218.4 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

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

Our indirect subsidiary Rumo Logística entered into long term contracts with ALL – América Latina Logística S.A., or “ALL”, providing that Rumo Logística will make investments to expand ALL’s rail transport capacity in exchange for ALL transporting raw sugar and other derivatives. The contracts provide that Rumo Logística will invest approximately R$1.3 billion in a rail transport system, to be supported by ALL’s operations, with investments in (1) the duplication, expansion and improvements to the railway line and the yards in the Bauru-Santos/São Paulo railway corridor, sharply increasing its operating capacity; (2) the acquisition of locomotives and hopper railcars; and (3) the construction and expansion of terminals. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve; (2) competitive tariffs in comparison with road transport; (3) management of locomotive and wagon suppliers; and (4) payment of rent on equipment in proportion to the actual volume of the product transported. In the event Rumo Logística is not able to originate the volume of sugar to the transported, we may not receive the contractual fees, which could impact negatively the return of invested capital.

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

Cosan S.A. generally invoices its sales in Brazilian reais, but a substantial portion of Cosan S.A.’s net sales are from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan S.A’s costs are denominated in reais . As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Inflation and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, 9.8% in 2008 and deflation of 1.71% in 2009. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 7.5% in 2005, 5.3% in 2006, 2.9% in 2007, 4.7% in 2008, 5.6% in 2009, 5.2% in 2010 and 6.3% in 2011. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On March 31, 2011, the exchange rate was R$1.63 per US$1.00.

Because Cosan S.A. generally invoices its sales in Brazilian reais, devaluation of the real against foreign currencies may generate losses in our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the class A common shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the class A common shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

Because a substantial portion of our indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to our indebtedness as of March 31, 2011 was R$ 3,750.8 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan S.A. and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS”, the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS”, the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS”, and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. Moreover, as a measure to avoid unfair competitive practices in the ethanol business, the federal government has enacted Law No. 11,727/08. According to this law, the collection of PIS and COFINS has shifted from the distributors to distilleries, thereby increasing the burden of these taxes collected at the distilleries from 25% to 40%.  The law further requires the installation of flow meters at distilleries to control the output of ethanol. Some of these measures may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Related to Our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company, so that the rights of holders of our shares will be governed by Bermuda law and our by-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and some of the experts referred to in this annual report are not citizens or residents of the United States, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, Attride-Stirling & Woloniecki, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

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

Under Bermuda law, directors and officers of a company generally owe fiduciary duties to the company and not to individual shareholders. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts may, however, in certain circumstances permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or by-laws. Consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for example, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. The Companies Act 1981 imposes a duty on directors and officers to act honestly and in good faith with a view to the best interests of the company and to exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors of a Bermuda company have a duty to avoid conflicts of interest. However, if a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our by-laws provide that such director is entitled to be counted for quorum purposes, but may not vote in respect of any such contract or arrangement in which he or she is interested. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under the Companies Act 1981 are not as clearly established as under statutes or judicial precedent in jurisdictions in the United States, particularly in the State of Delaware.

Provisions in our by-laws may discourage takeovers, which could affect the return on the investment of our shareholders.

Our by-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

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

•	the tag-along rights described under “Item 10. Additional Information—B. Memorandum and By-laws—Tag-along Rights”.

These by-laws provisions could deter a third party from seeking to acquire us, even if the third party’s offer may be considered beneficial by many shareholders.

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

Our by-laws restrict shareholders from bringing legal action against our directors and officers and also provide our directors and officers with indemnification from their actions and omissions, although such indemnification for liabilities under the Securities Act is unenforceable in the United States.

Our by-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our by-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in our by-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we understand that, in the opinion of the staff of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable in the United States.

The sale, or issuance, of a significant number of our common shares may adversely affect the market value of our class A common shares.

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of March 31, 2011. In accordance with lock-up agreements, holders of our class B common shares have agreed, subject to limited exceptions, not to offer, sell, transfer, or dispose in any other way, directly or indirectly before August 16, 2010 less than all of the class B common shares that they own. After the end of such lock-up period, such previously restricted class B common shares may be traded freely.

Our by-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

Actual dividends paid on our shares may not be consistent with the dividend policy adopted by our board of directors.

Our board of directors will adopt a dividend policy that provides, subject to Bermuda law, for the payment of dividends to shareholders equal to approximately 25% of our annual consolidated net income (as calculated in accordance with IFRS). Our board of directors may, in its discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, distribution of dividends made by our subsidiaries, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively.

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

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources for fiscal year 2011.  The Company presents three segments: (1) Sugar and Ethanol (“S&E”) or “CAA”; (2) Fuel distribution and lubricants, or (“CCL”); and (3) sugar logistics, (“Rumo Logística”).

The S&E segment is primarily engaged in the production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugar cane bagasse. We currently operate 24 mills, two of which are leased from third parties (Junqueira and Dois Corregos) under operating leases. One of these mills incurs lease payments that are based on a percentage of its sales.

The CCL segment includes the distribution and marketing of fuels, mainly through franchised network of service stations under the brand “Esso” throughout the national territory, and production, distribution and marketing of lubricants licensed from ExxonMobil International Holdings B.V., or “Exxon”.

The Rumo Logística segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by 162.0% from approximately 24.8 million tons to approximately 65.0 million tons in fiscal year 2011, primarily through acquisitions, partnerships and corporate restructurings. As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit have increased significantly.

Our principal acquisitions, partnerships and corporate restructurings since 2008 consist of the following:

•
On April 23, 2008, Cosan S.A. entered into an agreement with Exxon, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries, or “Essobrás”, a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008, Cosan  S.A. completed the acquisition of all of the outstanding shares of Essobrás for a purchase price of approximately R$ 1,684.3 (US$715 million) million and assumed debts in the amount of R$ 412.2 (US$175 million) million. On January 16, 2009 the corporate name of Essobrás was changed to CCL (after the Joint Venture, in July 2011, the name was changed again to Cosan Lubrificantes e Especialidades S.A., or CLE) At the time of the acquisition, CLE had a distribution network of more than 1,500 stations in Brazil and 40 fuel distribution centers. Additionally, CLE registered annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million cubic meters of VNG and 127,000 cubic meters of lubricants produced at our plant in Rio de Janeiro, which will continue to offer products under the Esso and Mobil brands, developed using Exxon’s global technology. With this acquisition, we expanded our business model to become the first integrated renewable energy company in the world, with operations ranging from sugarcane cultivation to fuel distribution and sales in the retail market.

•
On August 28, 2008, Cosan S.A. announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A., or “Radar”, which makes real estate investments in Brazil identifying and acquiring rural properties with high appreciation potential for subsequent leasing and/or sale. As of March 31, 2011, Cosan S.A. holds 18.9% of Radar. Cosan S.A. initially invested R$ 56.9 (US$35 million) million and the other investors R$ 243.8 (US$150 million) million. Furthermore, the parties have committed to invest an amount equal to US dollar equivalent of the Brazilian reais amount initially invested, which should only be disbursed when approximately 50% of the initial capital contribution has been invested.  Cosan S.A. has the right to exercise significant influence on Radar’s operations and, therefore, the investment is accounted using the equity method.

•
In October 2008, a private subscription was announced involving R$ 96 (US$50 million) million by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and up to R$ 288.1 (US$150 million) million by the funds managed by Gávea Investimentos Ltda., at R$ 8.6 (US$4.50) per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result, Mr. Rubens Ometto Silveira Mello holds 41.5% of our total capital and 86.1% of our voting capital.

•
On April 9, 2009, Cosan and Rezende Barbosa, concluded the port terminals combination of Cosan Operadora and Teaçu Armazéns Gerais S.A., or “Teaçú”, a subsidiary of Rezende Barbosa.  As a result, Cosan, through its subsidiary Novo Rumo Logística S.A., or “Novo Rumo”, acquired 100% of the outstanding shares of Teaçu for R$121 million (US$53.0 million) and shares representing 28.82% of Novo Rumo’s capital.  Teaçu used to hold a port concession in the City of Santos (which was transferred to Cosan Operadora on 2011) and operates a terminal dedicated to exporting sugar and other agricultural products.  As a result of the transaction, Cosan’s indirect participation in Novo Rumo’s capital is of 64.06%.

•
On June 17, 2009, Cosanpar Participações S.A., or Cosanpar, a wholly-owned subsidiary of Cosan, sold to Shell Brasil Ltda. its equity interest in Jacta Participações S.A., a distributor of aviation fuel that was part of Essobras.  Cosanpar received R$115.6 million (US$59.2 million) from the sale.

•
On June 18, 2009, Cosan  S.A.entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay”.  The acquisition was carried out through the merger of Curupay into Cosan S.A. resulting in the issuance by Cosan S.A. of 44,300,389 new common shares, representing 11.89% of its corporate capital on June 18, 2009, fully subscribed and paid-in by Rezende Barbosa. The 11.89% reflects the interest acquired by Rezende Barbosa in Cosan’s capital. The total amount of Cosan S.A.’s capital increase was R$ 334.9 (US$170 million) million, related to this transaction. The principal investment of Curupay was the ownership of 100% of the outstanding shares of Nova América S.A. Agroenergia, or “Nova América”.  Nova América is a producer of sugar, ethanol and energy co-generation which also operates in trading and logistics.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading (which was incorporated on November 2009 by Raízen Tarumã S.A., that used to be known as Cosan Alimentos S.A.) and Nova América S.A. Agroenergia (company that had its corporate name altered on November 2009 to Cosan Alimentos and after the Joint Venture, on July 2011, had its corporate name altered to Raízen Tarumã S.A.), and the “União” brand, which is the leading sugar brand in Brazil.  Nova América is a producer of sugar, ethanol and energy co-generation and also operates in trading and logistics.

•
On July 2, 2010, Cosan S.A. entered into a subscription agreement with investment vehicles controlled by TPG Capital, or “TPG”, and Gávea Investimentos, or “Gávea”, pursuant to which, the investors made an equity investment in Rumo Logística (company that was merged on June 30, 2011 into Cosan Operadora), by means of a capital increase in the total amount of R$400 million (US$224.9 million), paid by the investors in equal proportions representing 12.5% of issued and outstanding capital stock of Rumo Logística for each investor. At the present date, as per the merger of Rumo Logística by Cosan Operadora, the investors TPG and Gávea became shareholders of Cosan Operadora maintaining its equal proportions in the company, represented by 12.5% of the issued and outstanding capital stock of Cosan Operadora for each investor.

•	On August 25, 2010, we successfully concluded negotiations with Shell and entered into definitive agreements for the creation of a proposed joint venture, currently known as Raízen.

•
On February 18, 2011, Cosan, through its subsidiary Cosan S.A. Açúcar e Álcool (currently known as Raízen Energia S.A.) acquired 100% of the voting corporate capital of Cosan Araraquara Açúcar e Álcool Ltda., or “Usina Zanin”, for R$90 million. This entity is currently part of Raízen Group.

•
On June 1, 2011, we established our Joint Venture with Shell, which combines certain of our assets and liabilities and consolidates our position as the world’s leading integrated bio-energy company. The transaction is still under antitrust review by the Brazilian Competition Authority. Pursuant to the Joint Venture, Cosan and its subsidiaries contributed their sugar and ethanol businesses, their energy cogeneration business, their fuel distribution business and their interests in certain ethanol logistics facilities at the Port of Santos and transferred debt minus cash and cash equivalent of approximately R$5,596.2 million to the Joint Venture. Shell and its affiliates contributed their Brazilian fuel distribution business, their Brazilian aviation fuels business, their beneficial interest in two companies (Iogen Corp. and Codexis, Inc.) involved in the research and development of biomass fuel, including ethanol, and a capital contribution resulting in cash proceeds to the Joint Venture of approximately US$1.6 billion. Cosan and its subsidiaries retained, and therefore did not contribute to the Joint Venture, their lubricants manufacturing and marketing business, their sugar logistics business, their land prospecting and development business, the right to conduct their own sugar trading business globally and their sugar retail brands. Additionally, we have elected to retain, and not contribute to the Joint Venture, the operation of our sugar retail business. Shell and its affiliates retained and did not contribute to the Joint Venture their exploration and production, chemicals and gas and power businesses in Brazil, their lubricants manufacturing and marketing business, their trading business and the Shell brand (which has been licensed to the Joint Venture for use in its downstream business, including retail in Brazil). See “Item 10. Additional Information—C. Material Contracts.”

The joint venture consists of three separate legal entities:

•
Raízen Energia Participações S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan and its subsidiaries own 51% of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 49% of this entity’s voting shares.

•
Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil.  The resulting company has a network of approximately 4,500 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity.  In this entity, however, Cosan and its subsidiaries own 49% of the voting shares, whereas Shell and its affiliates own 51% of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•
Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the Framework Agreement, which is filed as Exhibit 4.3 as amended by the First Amendment to the Framework Agreement entered into on April 7, 2011, and the Second Amendment to the Framework Agreement entered into on June 1, 2011 which are filed as Exhibits 4.4 and 4.5 respectively.

In the event that Raízen Energia or Raízen Combustíveis seek external financing, they shall provide financial support to each other, including by way of advancing funds to each other and guaranteeing each other’s debt obligations, in each case to the extent approved by the Supervisory Board and consistent with the business plan.

The Joint Venture is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels.  The executive board of the Joint Venture is overseen by the supervisory board. The supervisory board is responsible for appointing members of the executive board and monitors the activities and reports of the executive board. The supervisory board consists of three directors nominated by Cosan and three directors nominated by Shell. Our chairman, Rubens Ometto Silveira Mello, is the chairman of the supervisory board. Cosan and Shell have each designated a shareholder representative who is responsible for determining the Joint Venture’s strategic priorities and resolving any deadlock within the supervisory board. Our shareholder representative is Rubens Ometto Silveira Mello.

Capital Expenditures

We are continuously searching for opportunities to increase our production capacity of sugar, ethanol and bio-electricity, including the development of greenfield projects. Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$3,037.2 million during fiscal year 2011, compared to R$2,545.5 million during fiscal year 2010. The main reason for the increase was the logistics investments made through our subsidiary Rumo Logística.

Our capital expenditure program is focused on four key areas:

Greenfield Project

We have begun operations at two ethanol and sugar plants in the States of Goiás and Mato Grosso do Sul, Brazil. We have acquired the land for the industrial facilities and entered into leases for sugarcane cultivation. Our capital expenditures for the Goiás (Jataí) and for Mato Grosso do Sul (Caarapó) project amounts R$ 1,078.4 million. Production at Jataí began in the third quarter of fiscal year 2010 and is expected to reach full capacity by fiscal year 2013, with an expected crushing capacity of 4 million tons of sugarcane and production of approximately 97 million gallons (370 million liters) of ethanol per year. Production at Caarapó began in the third quarter of fiscal year 2010 and reached full capacity on fiscal year 2011, with a crushing capacity of 2 million tons of sugarcane and production of approximately 75 million liters (19.8 million gallons) of ethanol per year.

Expansion of Our Crushing Capacity

Investments in expansion of capacity of sugar plants totaled R$87.2 million, 34.6% lower than the investments in the same previous fiscal year period. This decrease was due to the conclusion of most of the projects in Gasa, Ipaussu, Bonfim, Junqueira, Tamoio, Costa Pinto and Barra plants.

Cogeneration Projects

The investments in cogeneration amounted to R$287.6 million, primarily focused on Ipaussu, Univalem and Bonfim. The investments in Jataí (Goiás) and Caarapó (Matto Gross do Sul) decreased by 85.5%, as they were in the final stage of investment.

Strategic Acquisitions along the Business Chain

We invested approximately R$ 1.8 billion (US$1.0 billion) in strategic acquisitions along the business chain in the past years. We have added fuel distribution operations through the acquisition of downstream assets of ExxonMobil in Brazil and taken equity stakes in Radar, a newly incorporated land development company, Rumo Logística, a new sugar logistics company, and Uniduto, a newly incorporated company that is exploring an ethanol pipeline project in the central-south region of Brazil. In November 2007, we acquired 50% interest in Vertical UK LLP, a leading ethanol trading company.

On December 1, 2008, Cosan S.A. acquired 100% of the capital of Essobras (as July 2011, CLE) and certain affiliates, marketers and distributors of fuel and lubricants in the Brazilian retail and wholesale markets as well as aviation fuel supply from Exxon. On May 2009, we sold the aviation fuel business to Shell for R$ 126.5 million (US$59.2 million), aligned with our strategy of focusing on our core businesses.

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

On August 25, 2010, we successfully concluded negotiations with Shell and entered into definitive agreements for the creation of a proposed joint venture. On June 1, 2011, we closed our Joint Venture with Shell, which combines certain of our assets and liabilities and consolidates our position as the world’s leading integrated bio-energy company. See “—Acquisitions, Partnerships and Corporate Restructurings.”

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

Sugar and Ethanol

•
Sugarcane: the largest grower and processor of sugarcane in the world, having crushed 54.3 million tons in fiscal year 2011 (with approximately 50% of which was sourced from suppliers) and 50.3 million tons in fiscal year 2010 (of which 46.6% came from our own sugarcane and 53.4% came from suppliers);

•
Ethanol: the largest ethanol producer in Brazil and one of the largest exporters in the world, having sold 2.2 billion liters in fiscal year 2011 and 2.1 billion liters in fiscal year 2010, and exported 0.2 billion liters and 0.6 billion liters in the same periods, respectively; and

•
Sugar: the largest sugar producer in the world, having sold 4.3 million tons of sugar in fiscal year 2011 and 4.1 million tons in fiscal year 2010, as well as the largest exporter of sugar in the world, having exported 3.0 and 3.1 million tons in the same periods, respectively.

Energy Co-generation

The world’s largest producer of energy from sugarcane bagasse. We currently have an installed energy capacity of 800 MW per year from our 24 plants, out of which 10 delivered energy to the Brazilian energy grid in fiscal year 2011. We have one additional energy co-generation project that we expect to become operational in 2012. We estimate that by the end of 2012 we will have a total installed energy capacity of 934 MW, from which 845 MW will come from certain of our plants that will sell excess energy to the grid and a total installed energy capacity of 1,300 MW by 2016. We see our co-generation of energy as strategic in our business as it allows for a more stable cash flow stream across commodity cycles, significantly reducing the volatility of our cash flows and operations; and

Fuel Distribution

Brazil’s third largest fuel distributor, engaged in sourcing, storing, blending and distributing primarily gasoline, ethanol, diesel and fuel oil through our retail network of approximately 4,500 Esso and Shell-branded stations following the close of the Joint Venture on June 1, 2011, and directly to industrial and wholesale clients. In fiscal year 2011, the operations contributed to the Joint Venture by Cosan and Shell had an estimated combined 23.8% market share in Brazil in terms of volume of fuel sold in 2011, according to Sindicom.

Prior to the closing of the Joint Venture, in fiscal year 2011, we recorded sales of R$10.9 billion of fuels and in fiscal year 2010, we recorded sales of R$9.4 billion of fuels.

Our retail station network is strategically concentrated in urban areas with higher population density, thus enabling us to have a high throughput per station, particularly in the South and Southeast regions of Brazil, where, prior to the closing of our Joint Venture, our fuel sales amounted to 1.32 billion liters (9.3% market share of the Sindicom companies) and 3.42 billion liters (8.1% market share of the Sindicom companies) in fiscal year 2011, respectively, as compared to 1.1 billion liters (6.6% market share of the Sindicom companies) and 3.1 billion liters (6.4% market share of the Sindicom companies) in 2008, respectively, according to Sindicom. The South and Southeast regions are the largest markets for fuel distribution in Brazil, accounting for 16.8% and 49.9% in fiscal year 2011, respectively, of the Brazilian fuel market in terms of volume sold according to Sindicom as compared to 17.3% and 49.6% in 2008, respectively, according to Sindicom. In fiscal year 2011, prior to the closing of our Joint Venture, we sold a total of 4.84 billion liters through our retail network, with a product mix of 41.6% gasoline, 40.7% diesel, 16.0% ethanol and 1.7% other fuels.

We are also an industrial and wholesale fuel distributor, with sales of 1.03 billion liters of fuels sold, consisting of 96.0% diesel and 4.0% gasoline, ethanol and other fuels to our industrial and wholesale clients, in fiscal year 2011, prior to the closing of our Joint Venture. Most of our sales are concentrated in diesel oil and gasoline.

Lubricants

The third largest lubricants player in Brazil by volume of liters sold as of May 31, 2011. In fiscal year 2011, our lubricant operations sold a total of 166.4 million liters of lubricants. For fiscal year 2010, we sold a total of 130.8 million liters of lubricants, corresponding to an estimated market share of 14.3%, according to Sindicom. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the Mobil brand, among others, which is licensed to us until 2018 by ExxonMobil. We use Esso-branded retail stations to sell our lubricants products, as well as other distributors and direct sales to industrial customers. We capture significant synergies by selling through our distributors’ network to our retail service station network, to industrial and wholesale customer accounts and to car and motorcycle dealerships.

Our lubricant operations consist of a wholly-owned lubricants oil blending plant, located in Rio de Janeiro, with annual production capacity of 1.4 million barrels of lubricants per year, including capacity for 48,000 barrels of grease per year. In addition, we have a pier facility at our lubricants oil blending plant in Rio de Janeiro that allows us to import base stocks.

Sugar Logistics

•
Logistics operations: the owner of the largest bulk sugar port terminal in the world with a current annual loading capacity of 10 million tons. We loaded 7.5 million tons in fiscal year 2011, generating net sales (including port lifting, logistics and others) of R$448.1 million and 8.1 million tons loaded in fiscal year 2010, generating net sales of R$158.2 million. We also started to provide transportation services for sugar through road and rail, which generated net revenues of R$305.9 million in fiscal year 2011, compared to R$16.1 million in fiscal year 2010. We expect Rumo Logística to become more significant over the next few years, as the transportation services started only recently in the last quarter of fiscal year 2010.

Sugar Retail Operations

•	Sugar Retail: the largest seller of retail sugar in Brazil within several categories. Our sugar retail and distribution operations use União, Da Barra and other brands.

For our operations, other than our fuels marketing & lubricants, we operated 24 mills, four sugar refineries, two port facilities and numerous warehouses, as of March 31, 2011. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities.

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

Integrated platform extracting synergies across the sugarcane value chain

We have a fully integrated platform from sugarcane plantation to sugar logistics and fuel distribution. We are engaged in both the agricultural and industrial aspects of sugar and ethanol production. We lease rural properties upon which we cultivate and harvest sugarcane, and we also purchase sugarcane from third parties with whom we have long-term supply contracts. Once harvested, we crush and refine the sugarcane in our mills to produce sugar and ethanol, and we generate electricity through cogeneration from sugarcane bagasse. We export and distribute our sugar and ethanol through Rumo Logística and Raízen Combustíveis, respectively, among others. We generate significant synergies from this integration:

•
Sugar and Ethanol: as the world’s largest grower of sugarcane and the third largest fuel distributor in Brazil, we benefit from our superior visibility on sugar and ethanol price formation, allowing us to better manage our decisions with respect to our sugar versus ethanol production mix and our inventory levels;

•
Fuel distribution: our fuel distribution terminals are strategically located near our mills, allowing us to significantly optimize our logistics network by using our mills as distribution terminals and vice versa. Additionally, as a fuel distributor we are able to (1) benefit from a more stable cash flow stream to help offset fluctuations in sugar and ethanol prices and (2) capture potential margin gains from declines in ethanol prices during harvest periods, as ethanol price changes tend to be passed on to consumers gradually. Finally, our pier facility at the Port of Santos allows us to be opportunistic and take advantage of favorable “market windows” to import diesel and arbitrage raw material prices;

•
Sugar Logistics: through Rumo Logística, we service the logistical needs of sugar exporters in the Center-South region of Brazil, which allows us to further enhance our market intelligence, maximize port utilization and optimize our logistical, distribution and storage activities, reducing our storage and transportation costs. Additionally, our sugar logistics business adds a second source of generally more stable cash flows;

•	Energy Cogeneration: all of our mills are electric energy self-sufficient, reducing our dependence and exposure to energy prices and providing us an additional stream of generally stable cash flows;

•	Land Development: through Radar, we leverage our unique market intelligence to opportunistically earn revenues and benefit from potential capital appreciation from agricultural real estate; and

•
Sugar Retail: we benefit from our superior visibility on sugar pricing and our brand recognition to maximize our revenues and build on our position as the largest seller of retail sugar in Brazil within several categories.

Diversified portfolio of assets, combining our sugar and ethanol business with more stable and resilient cash flow streams

We have taken key strategic steps in recent years by vertically integrating our business and diversifying into activities with synergies that generally provide more stable cash flow streams as compared to sales of sugar and ethanol. In fiscal year 2011, our generally less cyclical businesses (CCL (fuel distribution and lubricants), Rumo Logística and energy cogeneration) collectively contributed R$12.4 billion in net sales or 69% of our consolidated net sales for the period, before intercompany eliminations and adjustments. We expect the contribution of these businesses to our consolidated results and cash flow origination to continue to grow as our investments in sugar logistics and energy cogeneration mature further. Additionally, we expect our revenues from our fuel distribution business to increase significantly due to our Joint Venture with Shell. We believe this diversification provides us with a unique competitive advantage in our industry, providing a generally more stable stream of cash flows when sugar prices are depressed.

Undisputed leadership in the markets where we operate

We enjoy leading market positions in all of the markets in which we operate, including:

•
Sugar & Ethanol: we are the largest grower and processor of sugarcane in the world, having crushed 54.3 million tons in fiscal year 2011, more than 2.5 times the volume crushed by our closest competitor. We are the largest sugar producer in Brazil and the third largest sugar producer in the world, having sold 4.3 million tons of sugar in fiscal year 2011, and the largest exporter of sugar in the world, having exported 3.0 million tons in the same period. With respect to ethanol, we are the largest producer in Brazil and the fifth largest in the world, having sold 2.2 billion liters of ethanol in fiscal year 2011, and the largest exporter in the world, having exported 0.2 billion liters of ethanol in the same period;

•
Fuel distribution: through Raízen Combustíveis, we are Brazil’s third largest fuel distributor, with an estimated combined 23.8% market share in terms of combined volume sold in 2011 by the operations contributed to the Joint Venture by Cosan and Shell, according to Sindicom;

•
Sugar Logistics: we own two bulk sugar port terminals at the Port of Santos, which, on a combined basis, is the largest bulk sugar port terminal in the world with a current annual combined loading capacity of 10 million tons, and Rumo is currently undertaking one of the largest capital expenditure project in rail network expansion in Brazil to enable Rumo to become the world’s largest sugar logistics company;

•
Energy Cogeneration: we are the world’s largest producer of energy from sugarcane bagasse. We estimate that by the end of 2012 we will have a total installed energy capacity of 934 MW, from which 845 MW will be sold as excess energy to the grid;

•	Lubricants: we are the third largest lubricants player in Brazil as of May 2010, selling under the Mobil and Esso brands, among others, both of which are licensed to CLE until 2018 by ExxonMobil;

•	Land Development: we are one of the largest private landowners in Brazil, with a portfolio of approximately 204,000 acres, as of March 31, 2011; and

•	Sugar Retail: we are the largest seller of refined sugar in Brazil, with leading market positions in several categories through our brands, including União and Da Barra.

Disciplined risk management, proven access to capital, and strong overall financial profile

Sugar prices, ethanol prices and exchange rates are the main market risks within our sugar and ethanol business. As such, we operate under strict risk management policies, which include a senior risk committee that meets on a weekly basis to discuss and monitor our sugar price and exchange rate exposures, our hedging mechanisms under use, margin calls (cash at risk), counterparty risk and stress scenarios.

Additionally, we believe that we were one of the first sugar and ethanol producers in Brazil to have accessed the international debt capital markets, which we first did in 2004, and have since issued a total of five cross-border debt offerings in an aggregate principal amount of U.S.$1.7 billion in debt raised. Since 2004, we have also raised additional equity through the initial public offerings of Cosan S.A. and Cosan Limited, a private placement of Cosan Limited shares, a private placement of Radar shares and a private placement of Rumo shares, collectively amounting to U.S.$2.2 billion in equity capital raised. We have also developed a long-term business relationship with Brazil’s national development bank BNDES, from which we had a total of R$1,589.5 million indebtedness outstanding and R$705.2 million outstanding with Finame-BNDES, each as of March 31, 2011.

The result of subtracting the sum of our cash and cash equivalents, marketable securities and Brazilian Treasury bills, or CTNs from our current and non-current debt amounted to R$5,679.8 million as of March 31, 2011 or 2.1 times our EBITDA for fiscal year 2011. As of March 31, 2011, 87.3% of our consolidated indebtedness is long-term. In addition, our financial profile has improved due to our Joint Venture with Shell, following the receipt of a cash contribution of approximately U.S.$1.6 billion by Shell to the Joint Venture.

Strong strategic business relationships

We have developed important strategic relationships over the years, including with the Kuok Group (one of the largest agricultural-focused conglomerates in Asia) and Sucres et Denrées, or Sucden (one of the two largest sugar trading companies in the world), both of which are currently shareholders of Cosan. We have also developed strong business relationships with ExxonMobil, from which CLE licenses the Esso brand for fuels retail use until 2013 and Mobil and Esso brands for lubricants until 2018, and with some of our leading customers, such as Petrobras

Distribuidora S.A. and Shell in the ethanol business and Sucden, Tate & Lyle International and Coimex Trading Ltd. in the sugar business. More recently, Cosan entered into a definitive agreement with Shell for the proposed creation of the Joint Venture. The transaction closed on June 1, 2011.

Strategically located assets with significant geographic overlap

Our existing mills, port terminals, warehouses, fuel distribution facilities and rail network are strategically located in the Center-South region of Brazil. Our operations also are in close proximity to our customers, sugarcane fields owned by us and growers and other transportation infrastructure:

•
Sugar & Ethanol: of our 24 mills, 22 are located in the State of São Paulo operating in clusters due to their proximity. The State of São Paulo is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and infrastructure facilities. The average distance from the fields where our sugarcane is harvested to our mills is approximately 25 kilometers (or approximately 16 miles). The proximity of our milling facilities to the land on which our sugarcane is cultivated reduces our transportation costs and enables us to process the sugarcane within 48 hours of harvesting, thereby maximizing sucrose recovery;

•
Fuel distribution: Raízen Combustíveis’ distribution assets consist of 52 terminals – 12 owned by us, 19 joint ventures operated by us, 9 joint ventures operated by others and 12 terminals in which we have throughput arrangements – strategically concentrated in the Southeast and South regions near Brazil’s major fuel markets;

•
Sugar Logistics: Rumo’s services follow the geographic footprint of ALL’s rail network-9, which is concentrated in the Center-South region of Brazil and the State of São Paulo in particular, where 171 mills out of Brazil’s 428 mills were located according to UDOP and UNICA as of 2008/2009. We believe there are a total of 95 mills within a median radius of less than 160 kilometers from one of our transportation hubs and/or trans-shipment centers, and therefore, these mills are potential clients for our sugar transportation services. Additionally, our bulk sugar port terminals are located in the city of Santos, which is located an average distance of 600 kilometers (approximately 370 miles) from our mills; and

•
Lubricants: we own a lubricants oil blending plant in Rio de Janeiro with a total blending annual capacity of 1.4 million barrels of lubricants, including capacity for 48,000 barrels of grease, per year and a pier facility at such plant that allows us to import base stocks.

Experienced and professional management team

Our management team has considerable industry experience. In addition, unlike many of our domestic competitors in the sugar and ethanol industries, we have completed the shift from a family-operated business to a company managed by professionals with significant experience in the sugar and ethanol business. Our fuel distribution and, separately our lubricants business, are led by management teams with proven track records in the fuel distribution and lubricant markets, respectively, who previously worked for many years with the ExxonMobil group. Before the Joint Venture, our fuel distribution and lubricants business management team of 30 executives possessed an average of 20 years of experience in the industry. Following the conclusion of the Joint Venture, key executive officers from Shell’s management team responsible for its Brazilian fuel and retail operations have joined, further strengthening our management team.

Our Strategy

Due to our Joint Venture with Shell, we are focusing on achieving sustainable and profitable growth, further reducing our operating costs and building on our competitive strengths in order to expand our industry leadership. The principal components of our strategy are:

Sugar and Ethanol (Raízen Energia)

•
Seek further productivity improvements and cost reductions. We are enhancing our productivity through investments in the development of new varieties of sugarcane, more efficient agricultural, industrial and logistics processes, expanded satellite monitoring of sugarcane, increased mechanization of harvests, emphasis on employee training programs and improvements in information flows and internal control systems;

•
Participate in the consolidation of the sugar & ethanol sector. The Brazilian sugar and ethanol sector has been consolidating in recent years; however, it still remains highly fragmented. We closely monitor acquisition opportunities in the sector and we will consider selective acquisitions and partnerships that offer the right strategic fit for our operations;

•
Take advantage of future ethanol export opportunities. We expect to benefit from the growth of global ethanol exports emerging from the anticipated liberalization of trade barriers that have traditionally limited our access to some major markets, as well as mandatory blending requirements to use ethanol as an additive to gasoline by establishing new commercial and distribution partnerships with international industry players to expand and diversify our client base;

•
Focus on environmental and social awareness. We are committed to acting as an environmentally and socially conscious company. We continue to invest in the mechanization of our harvests, which is not only cost-efficient, but also reduces our emission levels and decreases the burning of sugarcane fields for manual harvesting. We continue to improve and develop new training programs for our employees, as well as programs to reduce workforce accidents. We continuously seek environmental best practices, benchmark technologies and clean operations to sustain our best-in-class results and strengthen our relationships and cooperation with relevant environmental authorities and agencies; and

•
Participate in the development of second generation technologies for ethanol. We will implement Shell’s second generation ethanol technology, which we expect will result in enhanced yields from improved yeast in our ethanol operations.

Fuel distribution (Raízen Combustíveis)

•
Invest selectively in dealer conversion. We converted 89 retail stations in fiscal year 2011 into the Esso brand. Following our Joint Venture, we plan to continue investing in the conversion of non-branded stations, and begin converting Esso branded stations, to the Shell brand. We expect the majority of our new retail stations to be added in the Southeast region of Brazil, which has higher consumption of gasoline and ethanol and offers the potential for greater synergies with us and our logistics infrastructure;

•
Continue to maximize operating efficiencies. We will continue to focus on improving the efficiency of our operations in the fuel distribution business by focusing on two key areas: (1) exploring synergies among our businesses and (2) maximizing the utilization of our retail stations. We continuously monitor the profitability and use of each service station in our retail network and eliminate underperforming sites, particularly in regions we consider less strategic; and

•
Integrate with Shell’s operations. With the recent closing of our Joint Venture with Shell, we will pursue all the synergies envisioned, including the rebranding of Esso’s stations into Shell under the ten-year licensing agreement.

Energy Cogeneration (Raízen Energia)

•
Explore the cogeneration potential of our mills. We currently have installed energy capacity of approximately 793 MW per year from eleven plants and plan to bring one additional energy cogeneration project online in 2012. We plan to reach a total installed energy of 934 MW in 2012, out of which 845 MW will be sold as excess energy to the grid. We expect to reach 1,300 MW of installed capacity by 2016; and

•
Start generating energy from sugarcane leaves. We plan to build on Shell’s technical, operational and commercial support for our energy cogeneration activities and developing processes to generate electricity from sugarcane bagasse.

As for our businesses that were not contributed to the Joint Venture, our strategy will be guided by the following key elements:

Sugar Logistics (Rumo Logística)

•
Invest in our railroad operations. We have begun to invest R$1.3 billion in rolling stock (through ALL), permanent ways and trans-shipment warehouses. We plan to use rail to transport the majority of the sugar we produce from our mills to our facility at the Port of Santos, which we expect will significantly decrease our transportation costs; and

•
Integrate our port terminals. We have begun to integrate our two terminals at the Port of Santos, creating the world’s largest bulk sugar port terminal. After this integration and completion of the construction of a wharf covering the terminal, we expect our total annual loading capacity to increase from 10 million tons to 18 million tons.

Lubricants (CLE)

•
Focus on higher margin products. Premium products, such as synthetic lubricants (i.e., Mobil 1 RACING 2T and Mobilith SHC 007), represented 39% of our total lubricant volume sold in calendar year 2011, compared to 36% in calendar year 2009. We plan to continue improving our product mix and margins by increasing our focus on premium high margin products. We plan to continue investing in marketing, training our employees and exclusive distributors, developing new innovative products and delivering superior services.

Agricultural Land Development (Radar)

•
Expand our land portfolio. We plan to further invest equity in Radar to enable it to expand its land portfolio and maximize earnings from agricultural real estate by acquiring properties with high expected appreciation potential for subsequent leasing and/or resale.

Sugar Retail (Docelar Alimentos)

•
Increase sales of value-added sugar products. We are leveraging our sales of value-added products under our União and Da Barra brands, such as chocolate powder, cake mixes and breakfast products, by having dedicated sales and marketing teams to execute our commercial strategy and manage our brand portfolio, targeting both retail as well as industrial and foodservice clients; and

•	Expand our sales efforts: We plan to expand our sales efforts and leverage our superior market visibility as the largest seller of retail sugar in Brazil within several categories.

Operations

Sugar and Ethanol segment

Sugarcane is the principal raw material used in the production of ethanol and sugar. Sugarcane is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The soil, topography, climate and land availability of the Center-South region of Brazil are ideal for the growth of sugarcane. The Center-South region of Brazil accounted for approximately 86.9% of Brazil’s sugarcane production in the 2010/2011 harvest.

As of March 31, 2011 we leased 437,698 hectares, through 2,128 land lease contracts with an average term of five years. Six of these contracts (covering 30,260 hectares, or 7.6% of the land leased by us) are entities controlled by our chairman and controlling shareholder under arms-length terms. In accordance with these land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo). In transition fiscal year 2009, we paid an average of 17.2 tons of sugarcane per hectare, and an average of 121.6 kilograms of TSR per ton of sugarcane, at an average cost of US$0.1461 million per kilogram of TSR under our land lease contracts. In fiscal year 2010, we paid an average of 17.52 tons of sugarcane per hectare, at an average cost of US$0.1751 per kilogram of TSR under our land lease contracts.

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

We harvested from owned or leased lands 50.6%, or 27.4 million tons, of the sugarcane that we crushed in fiscal year 2011, and purchased from third-party growers the remaining 26.8 million tons of sugarcane, or 49.4% of the total amount of sugarcane that we crushed in fiscal year 2011. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last two fiscal years.

	For Fiscal Year Ended March 31,
	2011	%	2010	%
	(millions of tons, except percentages)
Sugarcane harvested from owned/leased land	27.4	50.6	23.4	46.6
Sugarcane purchased from third-parties	26.8	49.4	26.9	53.4
Total	54.2	100.0	50.3	100.0

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

In fiscal year 2011, our accumulated sugar extraction was 139.0 kilograms of TSR per ton of sugarcane and our agricultural yield was 91.4 tons of sugarcane per hectare, compared to our average sugar extraction yield of 129.8 kilograms of TSR per ton of sugarcane and 91.4 tons of sugarcane per hectare in fiscal year 2010.

The average Brazilian sugar extraction yield for the 2010/2011 harvest was 140.5 kilograms of TSR per ton of sugarcane and the agricultural yield was 79.6 per hectare. The average Center-South sugar extraction yield for the last five years was 140.75 kilograms of TSR per ton of sugarcane and 83.10 tons of sugarcane per hectare. The average Brazilian sugar extraction yield for the 2009/2010 harvest was 130.09 kilograms of TSR per ton of sugarcane and the agricultural yield was 80.89 tons of sugarcane per hectare. The average sugar extraction yield in the State of São Paulo for the last five years was 141.88 kilograms of TSR per ton of sugarcane and 85.38 tons of sugarcane per hectare.

Milling Facilities

Once the sugarcane is harvested, it is loaded onto trucks and riverboats owned by third parties and transported to one of our 24 mills for inspection and weighing. The average distance from the fields on which our sugarcane is harvested to our mills is approximately 25 kilometers (or approximately 16 miles). The proximity of our milling facilities to the land on which we cultivate sugarcane reduces our transportation costs and enables us to process the sugarcane within 48 hours of harvesting, thereby maximizing sucrose recovery as sucrose concentration in sugarcane starts to decrease upon harvesting.  In fiscal year 2011 our average sugarcane freight cost is US$3.14 per ton of sugarcane.

In fiscal year 2011, we crushed 54.3 million tons of sugarcane, or approximately 9.75% of Brazil’s total sugarcane production. In fiscal year 2010, we crushed 50.3 million tons of sugarcane, or approximately 7.6% of Brazil’s total sugarcane production. Currently, we operate a total of 24 milling facilities, 21 of which we own and two of which we lease, with 65.0 million tons of annual crushing capacity. Our Da Barra mill has the world’s second largest crushing capacity (approximately 7 million tons). Twenty of our mills are prepared to produce both sugar and ethanol and the other two prepare only sugar. Jataí, our greenfield, produces ethanol only. We also own four sugar refineries, two port facilities and numerous warehouses.

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

The following diagram presents a schematic summary of the above-described ethanol production flow:

Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.2 billion liters. All of our mills produce ethanol except for the São Francisco and Bonfim mills. We were the largest producer of ethanol in Brazil in fiscal year 2010, producing approximately 1.8 billion liters of ethanol, representing approximately 7% of Brazil’s total ethanol production in fiscal year 2010. We are the largest ethanol producer in Brazil and also one of the largest exporters in the world, having sold 2.2 billion liters in fiscal year 2011 and 2.1 billion liters in fiscal year 2010, and exported 0.2 billion liters and 0.6 billion liters in the same periods, respectively.

Products

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for ethanol-only fueled vehicles and for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 66% of our ethanol production in fiscal year 2010 and 68.8% in fiscal year 2011.

Customers

We sell ethanol primarily through gasoline distributors in Brazil mainly at the mill that sell it to retailers that then sell it at the pump to customers. The distributors are required by law to distribute gasoline with an ethanol content ranging from 20% to 25%. Since July 1, 2007, the required ethanol content for gasoline has been set at 25%. In January 2010, the Brazilian government temporarily reduced the ratio of anhydrous ethanol in the C gasoline blend to 20% during the months of February, March and April 2010, seeking to minimize the impact of the lower ethanol supply in this period of inter-harvest. The main distributors in Brazil include Petrobras Distribuidora S.A., Shell Brasil Ltda., Esso Brasileira de Petróleo Ltda. (whom we have acquired), and Cia. Brasileira de Petróleo Ipiranga which has recently acquired Texaco Brasil Ltda. Produtos de Petróleo, among others smaller distributors. We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In fiscal year 2010 and fiscal year 2011, our largest ethanol customer was Shell Brasil Ltda., accounting for 23.0% of our total ethanol net sales. Pricing is based on the ESALQ index and payment generally occurs within 12 days from delivery.  We sell our surplus in Brazil on a spot basis.

In fiscal year 2011, we exported 11.5%, by volume, of the ethanol we sold, which consisted primarily of refined hydrous ethanol for industrial purposes, compared to 27.4% in fiscal year 2010. Our main customers are trading companies, which distribute our products mainly to the United States, Japan and Europe. The table below sets forth customers that represent more than 5% of our ethanol net sales.

Market	Customer	% of Net Sales Fiscal Year Ended March 31, 2011
International	Vertical UK LLP.	8%
	Mitsubishi Corporation	2%
Domestic	Petrobras Distribuidora S.A.	17%
	Ipiranga Prod Petróleo S.A.	15%
	Shell Brasil Ltda.	15%
	Cosan Combustíves e Lubrificantes S.A.	5%
	Braskem S.A.	4%
	Euro Petróleo do Brasil Ltda.	7%

Sales and Distribution

In fiscal year 2011 our net sales from ethanol operations were R$2.2 billion or 12.2% of our total net sales, compared to net sales of R$1.7 billion in fiscal year 2010, or 11.4% of our total net sales in that year.

The following table sets forth our domestic net sales and volumes of ethanol for the periods indicated:

	For Fiscal Year Ended March 31,
	2011	2010
Domestic net sales (R$ million) (IFRS)	1,958.9	1,325.9
% of total net sales	10.84	8.65
Domestic sales volume (in millions of liters)	1,989.50	1,559.70
% of total ethanol sales volume	88.53	72.63

The following table sets forth our export net sales and volumes of ethanol for the periods indicated:

	For Fiscal Year Ended March 31,
	2011	2010
Export net sales (R$ million) (IFRS)	244.80	421.80
% of total net sales	1.36	2.75
Export sales volume (in millions of liters)	257.80	587.90
% of total sales volume	11.47	27.37

Although we primarily sell ethanol in Brazil, we believe that the international ethanol market has a strong potential to expand substantially. The global trend toward adoption of cleaner-burning fuel and renewable sources of energy and alternative fuels, the tendency to reduce reliance on oil producing countries and the increasing use of flex fuel vehicles are expected to increase the demand for ethanol. Broader international acceptance of ethanol as a fuel or fuel additive could boost our exports of ethanol significantly.

The majority of our ethanol customers in Brazil receive shipments of ethanol at our mills. In fiscal year 2011, we distributed, through third parties, approximately 34% of our ethanol production in Brazil. We transport the ethanol that we produce for export to the Port of Santos primarily through third-party trucking companies.

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

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the Brazilian market and for exports for the periods indicated:

	For Fiscal Year Ended March 31,
	2011		2010
Brazilian average ethanol selling price	R$	985	R$	850
Export average ethanol selling price	R$	950	R$	717
Average ethanol selling price	R$	981	R$	814

Ethanol Loading Terminal at the Port of Santos

As of March 31, 2011, we owned a 66.67% interest in TEAS, an ethanol loading terminal at the Port of Santos, fully dedicated to ethanol exports that has a storage capacity of approximately 40 million liters of ethanol and loading rate of approximately 960,000 m3 per year.

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

Production Capacity and Output

In fiscal year 2011, we sold 4.3 million tons of sugar, representing 12.8% of Brazil’s total sugar production output. In fiscal year 2010, we sold 4.1 million tons of sugar, representing 12.5% of Brazil’s total sugar production output.

As the production capacity of our mills is used for both ethanol and sugar, if we had produced only sugar (one ton of VHP sugar is equivalent to approximately 592 liters of anhydrous ethanol and 618 liters of hydrous ethanol), our sugar production for fiscal year 2010 and fiscal year 2011 would have been approximately 6.5 million tons, and approximately 7.5 million tons, respectively, which would have made us the largest world sugar producer in fiscal years 2010 and 2011.

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

Market	Customer	% of Net Sales For Fiscal Year Ended March 31, 2011
International	Sucres et Denrées	33.40
	Coimex Trading Ltd./	12.60
	Tate & Lyle International	5.30
	Cargill International S.A.	4.80

For the Brazilian market, we sell sugar to a broad and consistent client base but we do not commit to set volumes or prices in advance.

Sales and Distribution

The following table sets forth our export sales and volumes of sugar for the periods indicated:

	For Fiscal Year Ended March 31,
	2011	2010
Export net sales (R$ million) (IFRS)	2,466.20	2,315.50
% of total net sales	13.65	15.10
Export sales volumes (in thousands of tons)	3,052.60	3,079.90
% of total sales volume	71.14	74.49

The following table sets forth our domestic net sales and volumes of sugar for the periods indicated:

	For Fiscal Year Ended March 31,
	2011	2010
Domestic net sales (R$ million) (IFRS)	1,387.30	1,062.30
% of total net sales	7.68	6.93
Domestic sales volumes (in thousands of tons)	1,238.20	1,054.70
% of total sales volume	28.86	25.51

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

	For Fiscal Year Ended March 31,
	2011		2010
	(R$/ton)
Domestic average sugar selling price	R$	1,120	R$	1,007
Export average sugar selling price (raw and refined)	R$	808	R$	752
Average sugar selling price	R$	817	R$	898

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

In March 2009, Cosan S.A., through its subsidiary Rumo Logística, entered into an agreement with América Latina Logística, or ALL, for the rail transportation of bulk sugar and other sugarcane by-products. The agreement envisages investments of approximately R$1.3 billion by Rumo Logística, which we expect to raise through equity and debt at the subsidiary level. In exchange, ALL will guarantee a monthly volume to be transported by railroad, which will amount to approximately 11 million tons per year to the Port of Santos.

To finance these capital expenditures, Rumo Logística has contracted R$986 million of long-term credit facilities from BNDES, which R$435.3 was recorded in March 31, 2011. In addition, on September 2, 2010, Rumo Logística closed a private placement in which it raised R$400.0 million in primary proceeds from Gávea Investimentos and TPG Capital in exchange for an aggregate 25.0% interest of the then issued and outstanding shares of Rumo Logística. We believe this recent equity capitalization, together with the financing contracted with BNDES, are sufficient to meet Rumo Logística’s R$1.3 billion investment plan.

During fiscal year 2010, Rumo Logística began to transport sugar by truck and rail for ourselves and other sugar producers. Rumo Logística is also the owner of two bulk sugar port terminals at the Port of Santos, which, on a combined basis, is the largest bulk sugar port terminal in the world, with a current annual combined loading capacity of 10 million tons, having loaded 7.5 million tons in fiscal year 2011 and 8.1 million tons in fiscal year 2010. We are currently investing in this sugar port terminal to add an additional wharf to increase its capacity from the present capacity of 11 million tons to 18 million tons by 2014. After this expansion, this port terminal will have the capacity to support 70% of the volume exported by the sugar producers of the Center-South region of Brazil.

Finally, our pier facility at the Port of Santos allows us to be opportunistic and take advantage of favorable “market windows” to import diesel and arbitrage raw material prices.

Fuel distribution and lubricants

Fuel Distribution

Through Raízen Combustíveis, we are Brazil’s third largest fuel distributor, engaged in sourcing, storing, blending and distributing primarily gasoline, ethanol, diesel and fuel oil through our retail network of approximately 4,500 Esso and Shell-branded stations following the close of the Joint Venture on June 1, 2011, and directly to industrial and wholesale clients. In fiscal year 2011, the operations contributed to the Joint Venture by Cosan and Shell had an estimated combined 23.8% market share in Brazil in terms of volume of fuel sold in 2011, according to Sindicom.

Prior to the closing of the Joint Venture, in fiscal year 2011, we recorded sales of R$10.9 billion of fuels and in fiscal year 2010, we recorded sales of R$9.4 billion of fuels.

Fuel Distribution Highlights	For Fiscal Year Ended March 31,
	2011	2010
Service stations (eop)	1,710	1,710
Fuel sold (million liters)	6,076.9	5,490.6
Net sales (R$ million) (IFRS)	10,902.3	9,437.3

Our retail station network is strategically concentrated in urban areas with higher population density, thus enabling us to have a high throughput per station, particularly in the South and Southeast regions of Brazil, where, prior to the closing of our Joint Venture, our fuel sales amounted to 1.32 billion liters (9.3% market share of the Sindicom companies) and 3.42 billion liters (8.1% market share of the Sindicom companies) in fiscal year 2011, respectively, as compared to 1.1 billion liters (6.6% market share of the Sindicom companies), according to Sindicom. The South and Southeast regions are the largest markets for fuel distribution in Brazil, accounting for 16.8% and 49.9% in fiscal year 2011, respectively, of the Brazilian fuel market in terms of volume sold according to Sindicom as compared to 17.3% and 49.6% in 2008, respectively, according to Sindicom. In fiscal year 2011, prior to the closing of our Joint Venture, we sold a total of 4.84 billion liters through our retail network, with a product mix of 41.6% gasoline, 40.7% diesel, 16.0% ethanol and 1.7% other fuels.

Industrial & Wholesale Division

We are also an industrial and wholesale fuel distributor, with sales of 1.03 billion liters of fuels sold, consisting of 96.0% diesel and 4.0% gasoline, ethanol and other fuels to our industrial and wholesale clients, in fiscal year 2011, prior to the closing of our Joint Venture. Most of our sales are concentrated in diesel oil and gasoline.

Lubricants

We are the third largest lubricants player in Brazil by volume of liters sold as of May 31, 2011. In fiscal year 2011, our lubricant operations sold a total of 166.4 million liters of lubricants. For fiscal year 2010, we sold a total of 130.8 million liters of lubricants, corresponding to an estimated market share of 14.3%, according to Sindicom. We sell passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants under the Mobil brand, among others, which is licensed to us until 2018 by ExxonMobil. We use Esso-branded retail stations to sell our lubricants products, as well as other distributors and direct sales to industrial customers. We capture significant synergies by selling through our distributors’ network to our retail service station network, to industrial and wholesale customer accounts and to car and motorcycle dealerships.

Our lubricant operations consist of a wholly-owned lubricants oil blending plant (LOPB), located in Rio de Janeiro, with annual production capacity of 1.4 million barrels of lubricants per year, including capacity for 48,000 barrels of grease per year. In addition, we have a pier facility at our lubricants oil blending plant in Rio de Janeiro that allows us to import base stocks.

Lubricants Highlights:	For Fiscal Year Ended March 31,
	2011	2010
Volume of lubricants sold (thousand liters)	166.4	130.8
Net sales (R$ million) (IFRS)	822.4	634.0

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

Production Capacity and Output

As of August 2011, our LOBP facility had operated for almost fifteen years without a single lost-time incident, which represents approximately 5 worker-hours worked in a safe workplace over those years, and operates at a utilization rate of approximately 70% of its total capacity as of March 31, 2011. This utilization rate offers an opportunity for growth through expansion of our market share or participation in Brazil’s steady market growth with limited additional capital investments required. We also own a base oil terminal in Duque de Caxias and one secondary warehouse in Manaus.

We have a mix of imported (including significant imports from ExxonMobil) and national (from Petrobras) base oils to use as feedstock in our blending plant located in Rio de Janeiro. This flexibility is due to our pier facility which we use to import raw material, which gives us significant competitive advantage. The lubricants produced at our LOBP are sold to exclusive distributors and direct customers.  Distributors have an evergreen contract, and most direct customers have a five year contract at prices set by us. Distributors then resell the products to customers in our retail market. In addition, distributors are contractually obligated to sell Esso and Mobil products and may not sell products directly competing with such brands. Approximately 97% of our sales volume is blended domestically, with the majority of the production delivered to the domestic market. Most of our lubricant sales are concentrated in the Southeast and South regions of Brazil.

Our LOBP provides an efficient and reliable local blending facility with the ability to import base oils. On average, the LOBP receives approximately 3,000 orders per month, 4,800 invoices per month and has 2,200 shipments per month, 42% delivered on CIF (Cost, insurance and freight) basis and 56% delivered FOB (Free On Board) basis during fiscal year 2011.  The LOBP was built as a grassroots facility and commenced operations in 1957. Significant investments were undertaken in 2002. The distribution and logistics system for LOBP relies on six packaged carriers, three bulk carriers and one inbound carrier to distribute the products. Our LOBP is also supported by warehouses in Duque de Caxias and Manaus.  For our direct sales, we have significant strategic alliances with global OEM’s like Mercedes-Benz, Toyota, Honda, John Deere and Caterpillar covering areas such as secured volume, tailormade products and security of supply.

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

All of our plants are currently energy self-sufficient and the majority of them use low-pressure boilers. In order to expand the energy cogeneration in our mills, we have to replace our current low-pressure boilers with new high-

pressure boilers. The steam generated by burning the same amount of bagasse in high-pressure boilers will yield higher pressure and higher temperature and, in turn, turbo-generators will be able to produce significantly more electricity. Excess energy can be sold to the grid. In 2001, we invested in changing one of the boilers at Usina da Serra, which made it possible for us to generate excess electricity that we sold to Companhia Paulista de Força e Luz (CPFL), one of the largest electric power distributors in the State of São Paulo, pursuant to a ten-year power purchase agreement. The installed capacity for third-party sales of this pilot project is only 9 MW. We currently have an installed energy capacity of 793 MW per year from our 24 plants, out of which ten delivered energy to the Brazilian energy grid in fiscal year 2011. We have one additional energy cogeneration project that we expect to become operational in 2012. We estimate that by the end of 2012 we will have a total installed energy capacity of 934 MW, from which 845 MW will come from certain of our plants that will sell excess energy to the grid and a total installed energy capacity of 1,300 MW by 2016. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights:	For Fiscal Year Ended March 31,
	2011	2010
Energy sold (GWh)	1,254.0	605.9
Net sales (R$ million) (IFRS)	194.9	93.6

In 2003, we built a successful pilot cogeneration plant at one of our mills, from which we sell surplus energy to Companhia Paulista de Força e Luz - CPFL, one of the largest electric power distributors in the State of São Paulo. We sell energy through bilateral contracts (we currently have contracts with CPFL and Grupo Rede) and through energy auctions promoted by the government, having participated in three auctions of “new energy” in 2005, 2006 and 2008.

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In fiscal years 2011 and 2010, we sold 1,254 GWh and 605.9 GWh, respectively, of energy to third parties. Our primary customers are utility companies, which together accounted for approximately 35% of our cogeneration sales in fiscal year 2011 and 41.7% in fiscal year 2010. We sold our remaining excess electric energy through energy auctions.

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

Sugar Logistics

Our sugar logistics operations are run through Rumo Logística, which we believe offers an integrated and cost competitive logistics solution to sugar producers located in the Center-South of Brazil by transporting sugar from the mill by truck or rail to be loaded at its bulk sugar port terminal in Santos.  We also offer sugar storage services. Rumo Logística started in fiscal year 2010 to transport sugar by truck and rail for ourselves and other sugar producers. Rumo Logística is also the owner of the largest bulk sugar port terminal in the world at the Port of Santos with a current annual loading capacity of 10 million tons, having loaded 7.5 million tons in fiscal year 2011 and 8.1 million tons in fiscal year 2010. We are currently investing in this facility to add an additional wharf to the terminal to increase capacity from the present 10 million tons to 18 million tons by 2014. After the expansion, the port terminal will have the capacity to support 70% of the volume exported by the Center-South region sugar producers of Brazil.

Sugar Logistics Highlights:	For Fiscal Year Ended March 31,
	2011	2010
Port elevation volume (thousand tons)	7,471.0	8,124.0
Net sales (R$ million) (IFRS)	448.0	158.3

In order to expand its operations, on March 9, 2009, Rumo Logística signed a long-term agreement with América Latina Logística S.A., or ALL, providing for the transportation by ALL of raw sugar and other sugar derivatives and the expansion of ALL’s rail transport capacity through investments in ALL’s rail network.  As part of the agreement, Rumo Logística will invest up to R$1.3 billion in a rail transportation system to be operated by ALL, including rolling stock and permanent ways, modern locomotives and hopper railcars and trans-shipment warehouses. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve reaching 1.09 million tons per month during the sugar season starting in the 4th year, (2) competitive tariffs to sugar producers compared to truck transportation alternatives available to them, (3) project management in connection with the planned investments, and (4) payment of a rent per ton of sugar transported for the investments undertaken by Rumo Logística, limited to an agreed maximum.

To finance these capital expenditures, Rumo Logística has contracted R$986 million of long-term credit facilities from BNDES. In addition, on September 2, 2010, Rumo Logística closed a private placement in which it raised R$400.0 million in primary proceeds from Gávea Investimentos and TPG Capital in exchange for an aggregate 25.0% interest of the then issued and outstanding shares of Rumo Logística. We believe this recent equity capitalization, together with the financing contracted with BNDES, are sufficient to meet Rumo Logística’s R$1.3 billion investment plan.

Competition

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the last several years. Most of this activity has involved companies and facilities located in the Center-South region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 320 sugar mills and 100 company groups participating. We are the largest ethanol and sugar producer in the world in terms of production volume and sales, with 54.3 million tons of crushed sugarcane in fiscal year 2011.

Many ethanol and sugar producers in Brazil market their ethanol and sugar products through the Copersucar. Copersucar is a private cooperative that was created in 1959 by 10 sugar mills in the State of São Paulo in order to provide a shared commercial distribution for their ethanol and sugar production. Currently, Copersucar is comprised of 38 producers in the states of São Paulo, Minas Gerais and Paraná. During the 2010/2011 harvest, Copersucar’s affiliated mills crushed approximately 91 million tons of sugarcane.

We also face competition from international sugar producers. We are the largest sugar producer in Brazil and the third largest sugar producer in the world with 3.9 million tons of sugar produced in the 2010/2011 harvest, behind British Sugar (4.4 million tons of sugar produced in the 2010/2011 harvest) and Südzucker AG of Germany (with 4.3 million tons of sugar produced in the same period). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

In the fuel the distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the five major distributors increasing their combined market share from 65.2% in 2000 to 76.1% in 2009. The top-five distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga and Texaco brands, Shell Brasil Ltda., a subsidiary of Royal Dutch Shell, CLE, through the Esso brand, and AleSat Combustíveis S.A., a domestic Brazilian fuels distribution. The principal competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Cosan will bring.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Trademarks

We have 141 trademarks registered with the National Intellectual Property Institute, or “INPI”, along with 60 pending trademark registration requests. Our principal trademarks, União and Da Barra, are registered with INPI in multiple classes, which allow us to use these trademarks in the sugar, chocolate and various other markets.

CLE is licensed to use ExxonMobil trademarks. CLE has a ten-year agreement for lubricants, with ExxonMobil, expiring in 2018, renewable at ExxonMobil’s sole discretion, for the use of the Esso and Mobil brands, among others.

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

Development of Sugarcane Varieties and other Products

We have agreements with the following technological institutes for the development of new varieties of sugarcane: Sugarcane Technology Center (Centro de Tecnologia Canavieira), or “CTC”, in which we are a major shareholder; Federal University of São Carlos (Universidade Federal de São Carlos), and Research Agronomical Institute (Instituto Agronômico de Pesquisa). CTC is a private institution focused on research and development of new technologies for agricultural activities, logistics, and industry, as well as creating new varieties of sugarcane. CTC has already developed biological ways for controlling pests and biodegradable plastic (PHB), and also created a VVHP-type (very, very high polarization) sugar that requires less energy to be processed, and cogeneration technology.

We also analyze and develop different products used to facilitate and enhance the growth of sugarcane, such as herbicides and fertilizers, also taking into consideration the different conditions of our sugarcane fields. We share this technology with our sugarcane suppliers to enable them to enjoy higher yields and better quality sugarcane.

In June 2006, we engaged CanaVialis S.A., or “CanaVialis”, to provide Cosan S.A. access to its sugarcane genetic improvement program specifically tailored to our mills. CanaVialis, which is affiliated with Monsanto, is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We believe we will benefit from their support services and use of their biofactory (the largest in Brazil), which will allow us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis set up an experimental station in our Destivale mill, which began testing new species of sugarcane especially selected for Cosan S.A.’s production framework.

We invested approximately R$ 5.6 million (US$ 3.4 million) in research and development in fiscal year 2010. In 2011, we invested R$ 2.7 million.

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

In December 2009, Cosan S.A. and Amyris S.A. entered into a letter of intent agreement for the adoption of technology developed by Amyris for the production of biofuels with high added value in one of our mills. Together, we plan to invest up to R$50 million. This investment will also allow for the production of farnasene, a chemical component that results from fermentation of sugarcane syrup with yeasts. Cosan and Amyris are currently studying how to implement the partnership and obtain the required capital for the project.

Cosan S.A. and Amyris announced on June 13, 2011 that they have executed a Joint Venture Implementation Agreement as the final step toward the commencement of operations in Novvi SA, the Brazilian company established for the worldwide development, production and commercialization of renewable base oils made from Biofene, Amyris’ renewable farnesene. In December 2010, the parties executed an agreement to set the preliminary terms and the general conditions to conduct a set of business, technical and commercial studies and tests with the goal to assess the feasibility of the formation and implementation of a joint venture. The parties have now completed feasibility studies and are establishing the operating joint venture entity.

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

We are subject to the regulations of the Companhia de Tecnologia de Saneamento Ambiental—CETESB, the pollution control and remediation agency of the State of São Paulo, the AGMA – Agência Goiana de Meio-Ambiente, the pollution control and remediation agency of the State of Goiás and the IMASUL – Instituto de Meio-Ambiente do Mato Grosso do Sul, the pollution control and remediation agency of the State of Mato Grosso do Sul.

Environmental Licensing of Cosan. On March 31, 2011, we operated 24 mills (comprising four sugar refineries), two port facilities and numerous warehouses. All 24 mills obtained environmental operating licenses. Our port facilities have been excused from obtaining an installation license, which is granted to authorize setting up the project based on specifications provided for in the approved plans, programs and designs, including measures of environmental control and further conditions. We have obtained 10 operating licenses for our generation projects and we are in the process of obtaining licenses for two other cogeneration projects that will start operating in the next two years.

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

For areas that are suitable for the replacement of a manual with a mechanical harvest, the burning of sugarcane must be reduced as follows:

•	70% of the harvested area by 2010; and

•	100% of the harvested area by 2014.

For areas that do not technically allow the replacement of a manual harvest for a mechanical harvest, the burning of sugarcane must be reduced as follows:

•	30% of the harvested area by 2010; and

•	100% of the harvested area by 2017.

Sugarcane producers are also required to burn sugarcane at least one kilometer from urban centers, at least 25 meters from telecommunication stations, at least 15 meters from electricity transmission and distribution lines and at least 15 meters from federal and state railways and highways. The law requires sugarcane producers to give prior notice of the burning of sugarcane to the State of São Paulo Department for the Protection of Natural Resources (Departamento Estadual de Proteção de Recursos Naturais), and to the owners of lands surrounding the area where the sugarcane will be burned.

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

•
Criminal and administrative liability: Brazilian law provides for significant administrative and criminal sanctions against legal entities and individuals that violate regulations regarding the protection of natural resources, pollution control and fuel leaks. The sanctions for administrative infractions include: (1) warnings, (2) fines, which may range from R$50 to R$50 million (US$27.93 to US$27.9 million) that can be doubled or tripled in case of recidivism, (3) partial or total interruption or suspension of business operations, (4) demolition, (5) cancellation of licenses, (6) loss or restriction of tax incentives and benefits, (7) loss or suspension of eligibility for credit lines with official credit institutions, and (8) prohibition from contracting with the government. The criminal penalties imposed may involve imprisonment or confinement, may limit or restrict certain rights (such as the temporary suspension or cancellation of an authorization, or prohibition to contract with public bodies), and may also include a monetary penalty.

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

Insurance

Cosan S.A. maintains insurance covering all of our inventory of ethanol and sugar and buildings and equipment in certain of our mills, against fire, lightning and explosions of any nature, in an aggregate amount of approximately R$4.5 billion (R$ 3.7 billion or US$2.4 billion). Our inventories of ethanol and sugar located in different mills and warehouses are covered by insurance policies that are annually renewed.

Cosan Portuária/Teaçu maintains civil liability insurance providing protection against any damage caused to third parties in its warehouses, equipment and third parties goods and boats in an aggregate amount equal to approximately R$232 million (US$124 million). Cosan Portuária/Teaçu also maintains employers’ civil liability insurance.

CLE maintains real property insurance against fire, lightning and explosions of its buildings and equipments. The inventories of fuels and lubricants are located in warehouses and are insured under a policy that expires in October 2011. CLE also maintains insurance covering buildings and equipment located in certain terminals, warehouses, tanks, other facilities and services stations. CLE maintains an insurance policy covering products that are transported by truck, ship, ferry and trains. CLE maintains a third party liability policy covering damages to third parties.

We do not anticipate having any difficulties in renewing any of our insurance policies and believe that our insurance coverage is reasonable in amount and consistent with industry standards in Brazil.

C. Organizational Structure

The list of subsidiaries included in our audited consolidated financial statements for fiscal year 2011 and fiscal year 2010 is included in Note 2.2 to our consolidated financial statements attached hereto. See also exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

The following table sets forth the amounts related to property, plant and equipment at the end of fiscal year 2011 and fiscal year 2010:

	As of March 31,
	2011	2010
	(R$ million)
Land and rural properties	1,263.2	1,041.8
Buildings and improvements	1,122.3	933.3
Machinery and equipment	4,980.4	3,607.2
Aircraft	30.9	18.1
Rail cars and locomotives	341.6	0
Boats and vehicles	323.0	223.3
Furniture, fixtures and computer equipment	137.2	119.1
Construction in progress	1,218.8	1,408.3
Advances for purchase of property, plant and equipment	148.9	200.6
Parts and components to be periodically replaced	1,043.3	557.4
Other	5	1
	10,614.6	8,110.1
Accumulated depreciation and amortization	(2,634.0)	(1,995.6)
Total	7,980.6	6,114.5

The following table sets forth the types of products produced by and the production capacity and production volumes of each of our mills for the periods indicated:

Name	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Ended March 31,		Crop	Crop
			2011	2010	2010/2011	2009/2010
		(in millions of tons)
Da Barra	sugar, ethanol and cogeneration	8.20	6.37	7.10	6.37	7.10
Bonfim	sugar, ethanol and cogeneration	4.32	4.30	4.22	4.30	4.22
Costa Pinto	sugar, ethanol and cogeneration	4.64	4.05	4.53	4.05	4.53
Junqueira	sugar, ethanol and cogeneration	3.12	2.86	2.95	2.86	2.95
Rafard	sugar, ethanol and cogeneration	2.84	2.21	2.45	2.21	2.45
Univalem	sugar, ethanol and cogeneration	2.79	2.33	2.11	2.33	2.10
Santa Helena	sugar, ethanol and cogeneration	2.47	1.81	2.04	1.81	2.04
Ipaussu	sugar, ethanol and cogeneration	2.33	1.95	2.03	1.95	2.03
Diamante	sugar, ethanol and cogeneration	2.31	2.06	2.05	2.06	2.05
Serra	sugar, ethanol and cogeneration	2.16	1.91	1.91	1.91	1.91
Tamoio	sugar and cogeneration	1.57	1.28	1.30	1.28	1.30
São Francisco	sugar and cogeneration	1.82	1.41	1.54	1.41	1.54
Dois Córregos	sugar, ethanol and cogeneration	1.67	1.44	1.39	1.44	1.39
Destivale	sugar, ethanol and cogeneration	1.62	1.42	1.41	1.42	1.41
Mundial	sugar, ethanol and cogeneration	1.47	1.44	1.27	1.44	1.27
Gasa	sugar, ethanol and cogeneration	2.09	3.34	2.95	3.34	2.95
Bom Retiro	sugar, ethanol and cogeneration	1.49	1.17	1.32	1.17	1.32
Benálcool	sugar, ethanol and cogeneration	1.22	1.08	1.02	1.08	1.02
Jataí	sugar, ethanol and cogeneration	2.1	1.94	0.34	1.94	0.34
Caarapó	sugar, ethanol and cogeneration	2.0	1.86	0.14	1.86	0.03
Tarumá	sugar, ethanol and cogeneration	4.50	3.89	3.07	3.89	4.18
Maracaí	sugar, ethanol and cogeneration	3.50	3.27	2.36	3.27	3.23
Paralcool	sugar, ethanol and cogeneration	1.29	1.09	0.81	1.09	1.05
Araraquara….	sugar, ethanol and cogeneration	(a)

(a)	Mill acquired in March 2011

The following map shows the location of our mills:

During the last several years, our business has grown mainly due to acquisitions and investments in greenfield projects.  Because of the increase in acquisition prices in recent years, we started to invest in the expansion of certain of our mills to improve our overall crushing capacity.

We estimate that we may gain up to an additional  10 million tons of crushing capacity in the next few years upon investing approximately R$ 1,140.0 million, if we decide to continue with these projects on the existing mills (brownfield). We believe that our expansion plans provide us with the following benefits: (1) investments per ton of additional crushing capacity are significantly lower than the current relative acquisition costs in the Brazilian market; and (2) expanding our mills will allow us to gain scale and improve our production processes, thereby reducing operating costs and improving yields.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion along with our audited consolidated financial statements and the related notes to our audited consolidated financial statements as of and for fiscal year 2011, the fiscal year ended 2010. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Item 3. Key Information—D. Risk Factors” and described in this annual report generally. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Forward-Looking Statements.”

Consolidated Financial Statements

The discussion in this section is based on our audited consolidated financial statements at March 31, 2011 and March 31, 2010 and for the fiscal years ended March 31, 2011 and 2010. We use IFRS for financial reporting purposes. Our audited consolidated financial statements include the financial statements of the Company and its controlled subsidiaries (i.e., companies as to which the Company holds an ownership interest greater than 50%). Investments in entities in which the Company does not control but has significant influence over managing the business, are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation.

Segment Presentation

In connection with some management changes and realignment of the business, we combined the previously separate sugar and ethanol segments into the Sugar and Ethanol segment. As of March 31, 2011, we operated in three segments: sugar and ethanol (“S&E”); fuel and lubricants  (“CCL”) and distribution and sugar logistics (“Rumo Logística”). The sugar and ethanol segment mainly operates and produces a broad variety of sugar products, including raw, organic, crystal and refined sugars and consumer products under the “Da Barra” and “União” brands, which are sold to a wide range of customers in Brazil and abroad, as well as produces and sells hydrous, anhydrous and industrial ethanol, which are sold primarily to the Brazilian market. The sugar and ethanol segment also includes our energy co-generation activities and land development businesses. We have retained the fuel and lubricants distribution segment which principally distributes fuels and also produces and sells lubricants. Finally, the acquisition in fiscal year 2010 of Teaçú and Curupay, and their combination with our Novo Rumo business makes up our new operating segment called Sugar Logistics. The Sugar Logistics segment provides logistics services for the transport, storage and port lifting of sugar for us and third parties. Because we use the same assets to produce products for both our Brazilian and export markets, we do not identify assets by market. See Note 29 of our consolidated financial statements attached hereto.

Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Since May 2004, we have expanded our annual sugarcane crushing capacity by approximately 162% from 24.8 million tons to approximately 65 million tons as of March 31, 2011, primarily through acquisitions, partnerships and corporate restructurings (the completion of the Nova América acquisition in June 2009 added 10.6 million tons to our sugarcane crushing capacity). As a result of these acquisitions, partnerships and corporate restructurings, our net sales and gross profit have increased significantly. However, we have not realized all of the expected cost savings from these transactions, as they have also increased our sugarcane planting-related general and administrative expenses and capital expenditures in order to improve the condition of certain sugarcane fields that we acquired under these transactions. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions, Partnerships and Corporate Restructurings.”

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	For Fiscal Year Ended March 31,
	2011	2010
Initial quote	0.1670	0.1273
Closing quote	0.2711	0.1659
Daily average quote	0.2376	0.2080
Monthly average quote	0.2391	0.2138
High quote	0.3531	0.2990
Low quote	0.1367	0.1222

Source: NYBOT; prices from the 1st Generic Future

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar LIFE (US$/ton)
	For Fiscal Year Ended March 31,
	2011	2010
Initial quote	481,60	399.20
Closing quote	711.70	504.00
Daily average quote	639.66	557.03
Monthly average quote	643.84	569.97
High quote	844.50	759.00
Low quote	437.80	392.70

Source: LIFFE; prices from the 1st Generic Future

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,
	2011	2010
Initial quote	431.10	248.62
Closing quote	982.20	420.11
Daily average quote	557.85	453.91
Monthly average quote	576.22	455.01
High quote	982.20	677.14
Low quote	381.10	248.62

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,
	2011	2010
Initial quote	495.70	286.43
Closing quote	1.157.20	489.18
Daily average quote	636.49	518.70
Monthly average quote	662.19	518.87
High quote	1.157.20	734.09
Low quote	435.60	286.43

Source: ESALQ.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

While Brazil’s GDP decreased by 0.2% in 2009 amid the ongoing global economic crisis, Brazil was among the first major economies to recover from the crisis, experiencing strong GDP growth of 7.5% in 2010.  Over the past few years, generally positive economic trends coupled with the availability of credit have resulted in record levels of vehicle sales. Moreover, despite record sales, the current vehicle fleet in Brazil is small compared to other Latin American countries, with 7.2 inhabitants per vehicle, whereas Argentina has 4.9 and the U.S. has 1.2 inhabitants per vehicle, according to ANFAVEA.  Economic slowdowns tend to have a greater impact on the sales of diesel fuel, which is primarily used in Brazil by trucks and industrial businesses most affected by a slowdown in the economy.  We expect demand for our products, particularly diesel fuels, to continue to be closely tied to economic activity.

Currency Fluctuations

In fiscal year 2011, 84.9% of our net sales were invoiced in reais and 15.1% of our net sales were invoiced in U.S. dollars or linked to dollar prices. A devaluation of the real affects our consolidated financial statements by:

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

Inflation

Inflation rates in Brazil were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007, and 9.1% in 2008, negative 1.43% in 2009, and 6.3% in 2010 as measured by the General Price Index—Internal Availability. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

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

Other Factors

Other factors that will impact the results of our ethanol and sugar operations include:

•	hedging transactions (as discussed under “Hedging Transactions and Exposures”);

•	trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	the evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources;

•	the use of ethanol as a cleaner-burning fuel, derived from renewable sources;

•	changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais );

•	the growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	the growth rate of Brazil’s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and

•	the tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligations.

Critical Accounting Policies

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the end of the reporting period. Such estimates and assumptions are reviewed on a continuous basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

A significant change in the facts and circumstances on which judgments, estimates and assumptions are based, may cause a material impact on the results and financial condition of the Company. The significant judgments, estimates and assumptions under IFRS are as follows:

Deferred income taxes and social contribution. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see Note 18 of our consolidated financial statements attached hereto.

Biological Assets. Biological assets are measured at fair value at each reporting date and the effects of changes in fair value between the periods are allocated directly to cost of goods sold. For further detail on the assumptions used see Note 13 of our consolidated financial statements attached hereto.

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary. Historically, weather conditions have caused volatility in the ethanol and sugar, and consequently in our operating results because they undermine or reduce crop yields. Future climate conditions may reduce the amount of sugar and sugarcane that the Company will obtain in a particular season or in the sucrose content of sugarcane. Additionally, our business is subject to seasonality according to the growth cycle of sugarcane in South-Central region of Brazil. The period of annual harvest of sugarcane in South-Central region of Brazil begins in April / May and ends in November / December. This creates variations in stock, usually high in November to cover sales between crop (i.e. from December to April) and a degree of seasonality in gross profit from sales of ethanol and sugar significantly lower in the last quarter of fiscal year. The seasonality and any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

Intangible assets and Property, Plant and Equipment (“P,P&E”). The calculation of depreciation and amortization of intangible assets and P,P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations is a significant estimate. The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in Note 15 of our consolidated financial statements attached hereto.

Share based payments. Cosan S.A. measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29 of our consolidated financial statements attached hereto.

Pension benefits. The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about the assumptions used are included in Note 27 of our consolidated financial statements attached hereto.

Fair value measurement of contingent consideration. Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date. Further details about the assumptions used in accounting for business combinations are included in Note 19 of our consolidated financial statements attached hereto.

Fair value of financial instruments. When the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. For further details on financial instruments refer to Note 26 of our consolidated financial statements attached hereto.

Hedging Transactions and Exposures

We hedge part of the future price risk of our sugar production estimated to be exported and exchange rate derivative transactions, using future contracts, options and swaps.

Starting April 1, 2010, we adopted hedge accounting in the cash flow hedge category for certain financial derivative instruments designated for covering price risk and foreign exchange variance risk on revenues from sugar exports.  It should be noted that in fiscal year 2010, we did not adopt hedge accounting, and as a consequence the results from derivatives in fiscal years 2011 and 2010 are not comparable since the gains and losses from derivative instruments in the current year financial results refer only to the derivative instruments not designed for hedge accounting and the non-effective portion of the designed hedge.

At March 31, 2011 we had 1,308.7  thousand tons of sugar hedged through Sugar #11 Future contracts at the average price of US$21.9 per pound while the NY11 price was US$27.1 per pound. The market value of the future derivatives portfolio on March 31, 2011 was R$ 86.4 million. We had foreign currency derivatives with a notional amount of R$ 580.4 million hedged through futures and forward contracts (net position) at the average rate of R$1.73 per US$1.00, while the existing exchange rate was R$1.687 per US$1.00, resulting in a market value of R$ 9.8 million.

Our hedging strategy seeks to protect us from cash flow risks caused by commodities price and exchange rates fluctuations. However, because we record derivatives at fair value, fluctuations in such derivative prices may cause significant fluctuations in our net profit in the future resulting from the mark to market accounting. We recorded gains of R$54.7 million relating to our derivative transactions in fiscal year 2011, R$ 354.8 million relating to our derivative transactions in fiscal year 2010.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Fiscal Year Ended March 31, 2011 compared to Fiscal Year Ended March 31, 2010

Consolidated Results

The following table sets forth our condensed consolidated income statement for the fiscal years ended March 31, 2011 and 2010:

	For Fiscal Year Ended March 31,
	2011	2010	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	18,063.5	15,336.1	17.8
Cost of goods sold	(15,150.1)	(13,271.3)	14.2
Gross profit	2,913.4	2,064.7	41.1
Selling expenses	(1,026.0)	(862.7)	18.9
General and administrative expenses	(545.4)	(501,6)	8.7
Other, net	(33.8)	37.5	(190.1)
Gain on tax recovery program	—	270.3	—
Operational income / (expenses)	(1,605.2)	(1,056.5)	51.9
Income before financial results, equity income of associates and income taxes	1,308.2	1,008.2	29.7
Equity income of associates	25.2	4.2	500.0
Financial results, net	(151.1)	493.4	(130.6)
Income before income taxes	1,182.3	1,505.8	(21.5)
Income taxes:
Current	(85.4)	(78.4)	8.9
Deferred	(329.1)	(344.9)	4.6
Net income for the year	767.8	1,082.5	(29.1)

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS, IPI and INSS). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in export markets. Total sales deductions can be broken down as follows:

•	ICMS taxes. ICMS is a state value-added tax assessed on our gross sales in the Brazilian market at a rate that varies by state and product.

•	PIS and COFINS taxes. PIS and the COFINS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market at rates that vary by product.

•	IPI taxes. IPI is a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product.

•	INSS taxes. INSS taxes are federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%.

Net sales increased by 17.8% to R$18,063.5 million during the fiscal year ended March 31, 2011, from R$15,336.1 million during the fiscal year ended March 31, 2010, primarily as a result of:

•
an increase of 18.8% to R$6.4 billion in net sales in the Sugar and Ethanol segment, or S&E. Despite a difficult harvest due to unfavorable weather conditions that affected the sugarcane, our production increased due to (1) the increase in the use of the installed capacity of two greenfields (Jataí and Caarapó), (2) expansion of our sugar plants and (3) the commencing of operations of other co-generation projects, coupled with better prices of sugar and ethanol;

•
an increase in the net sales of CCL (fuels distribution and lubricants segment) by 16.4% to R$11.8 billion, primarily because of the increase of 22.7% in the revenue of diesel, 29.7% in the lubricants and 13.3% of gasoline; and

•
in Rumo Logística, an increase in the transportation operations because of our partnership agreement with America Latina Logística S.A., or ALL, primarily responsible for the increase of 183.2% in its net sales to R$448.0 million.

The table below presents a breakdown of our net sales for the fiscal years ended 2011 and 2010:

	For Fiscal Year Ended March 31,
	2011	2010	% Variation
	(in millions of reais, except percentages)
Net sales	18,063.5	15,336.1	17.8

Sugar and ethanol net sales	6,389.2	5,380.1	18.8
Sugar sales	3,853.4	3,377.8	14.1
Ethanol sales	2,203.7	1,747.6	26.1
Energy cogeneration	194.9	93.6	108.3
Other sales	137.1	161.1	(14.9)

CCL (fuel distribution and lubricants) net sales	11,795.3	10,145.1	16.3
Fuels	10,902.3	9,437.3	15.5
Lubricants	822.4	634.0	29.7
Other	70.6	73.7	(4.2)

Rumo Logística (sugar logistics) net sales	448.0	158.2	183.2
Port lifting	118.1	142.1	(16.9)
Logistics	305.8	16.1	1,799.4
Other	24.1	—	—

Adjustments and eliminations:	(569.0)	(347.3)	(63.8)

Sugar and Ethanol Sugar sales totaled R$3.85 billion in fiscal year 2011, an increase of 14.1% in relation to the prior period. The main factors contributing to the increase of R$475.6 million were:

•
an increase of R$128 million arising from higher volumes sold which were 3.8% higher than the previous fiscal year. Sales in the domestic market increased 17.4%, with 1,238.2 thousand tons reflecting the effect of 12 months of sales as compared to approximately 10 months of sales in fiscal year 2010 following the acquisition of Cosan Alimentos in June 2009, and the greater concentration of total sugar recovered, or TSR, in the sugarcane (139.0 kg / ton of sugarcane compared to 129.8 kg / ton of sugarcane in 2009/10 crop). However, the lower than expected harvest affected sugar production and exports of sugar decreased 1% in comparison to the previous fiscal year amounting to 3,052.6 thousand tons;

•
an increase of R$335 million due to a 10% increase in the price of sugar; prices in the domestic market increased by 11.2% in fiscal year 2011 and price in the foreign market increased by 7.4% in fiscal year 2011 when compared to the same previous fiscal year period, due to the effect of hedge accounting, which had a negative impact of R$160.3 million; and

•	a higher mix of sugar sold in the domestic market at 29.0% for fiscal year 2011 as compared to 25.0% in the prior fiscal year resulted in a R$13 million increase in sales.

Ethanol sales in fiscal year 2011 totaled R$2.2 billion, increasing 26.1% or R$456.1 million when compared to fiscal year 2010 primarily due to:

•
sales of R$81.2 million arising from the increase in the volume of ethanol sold primarily due to: (1) the acquisition of Cosan Alimentos plants in June 2009 which provided us with increased crushing capacity for the full fiscal year when compared to fiscal year 2010; (2) the greater concentration of TSR and (3) the ramp-up of the greenfields Jataí and Caarapó;

•	sales of R$358.3 million, due to a 20.5% increase in the average price of ethanol in the domestic and international markets; and

•	sales of R$16.6 million due to increased sales in the domestic market and lower sales in the foreign market, which presented lower average prices than the domestic market.

Cogeneration sales totaled R$194.9 million through the sale of R$8.9 million in steam and 1,254.0 thousand MWh of energy at an average price of R$148.3/MWh. The growth of 107.0% in the volume sold due to the period from the beginning of operation of new cogeneration units (totaling 10 this year, compared to six in the previous fiscal year) and to the ramp-up of the others.

CCL (fuel distribution and lubricants)

Net sales from CCL for fiscal year 2011 increased by 16.3% to R$11.8 billion, from R$10.1 billion during the fiscal year ended March 31, 2010, primarily due to:

In CCL’s fuel distribution operations:

•	an increase of 21.6% in the volume of diesel sold in fiscal year 2011 when compared to fiscal year 2010. This increase occurred due to the following factors:

•
an increase of 9.0% in the domestic consumption of diesel according to the ANP, due to the increase in the demand from industrial clients and transportation activities due to the economic recovery in Brazil; and

•	gains of market-share in the retail market and in the industrial segment;

•
an increase of 11.3% in the volume of gasoline C in fiscal year 2011 as compared to fiscal year 2010, primarily due to increased sales of gasoline C, and the increase in the percentage of flex fuel vehicles users that opted for gasoline C instead of hydrous ethanol; and

•	an increase in the average unit prices of ethanol, gasoline and diesel, and of higher sales of diesel and gasoline C in the sales mix, which present higher prices than ethanol.

In CCL’s lubricants operations:

•
an increase of 29.7% in the net sales of lubricants, to R$822.4 million for fiscal year 2011, due to increased sales of premium products, which are higher margin products, and a strong increase in sales volume, which reached 166.4 million liters resulting from the increase of approximately 9.0% in domestic consumption and gains of market share, following increased marketing.

Rumo Logística (sugar logistics). Rumo Logística’s sales in fiscal year 2011 were 183.2% higher than fiscal year 2010, totaling R$448.0 million, primarily due to transportation operations with ALL, contributing R$305.9 million in sales.

Loading sales revenue was broadly in line with the previous fiscal year, at R$142.2 million in fiscal year 2011; despite an 8.0% reduction in volume, revenues benefited from a 10.4% increase in the loading price.

The lower loaded volume was partly due to the lower than expected harvest, which reduced the amount of sugar available to be exported at the end of the harvest. This effect was partially offset by the increase in prices.

As a result of high transportation volume, revenue per loaded ton in fiscal year 2011 was 3.1 times higher than fiscal year 2010.

Adjustments and Eliminations. The components of our net sales are prepared in accordance with IFRS. Accordingly, we have to perform certain eliminations and adjustments in order to consolidate and prepare our IFRS consolidated financial statements. These adjustments corresponded to R$569.0 million in the fiscal year ended March 31, 2011, as compared to R$347.4 million in the fiscal year ended March 31, 2010.

Cost of Goods Sold

We divide our sugar and ethanol cost of goods sold into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses. CCL’s cost of goods sold includes petroleum derived products and feedstock purchased from Petrobras and ethanol from distilleries, freight costs between our terminals in our fuel distribution business and additives and packaging materials purchased from third parties in our lubricants business. Rumo Logística’s cost of goods sold includes personnel costs, equipment and port lease agreements, electricity and maintenance costs.

Cost of goods sold increased by 14.2% to R$15.1 billion during the fiscal year ended March 31, 2011, from R$13.3 billion during the fiscal year ended March 31, 2010.

Sugar and Ethanol

The cost of S&E goods sold and services rendered amounted to R$4.4 billion, representing an increase of 9.0%, or R$362 million, compared to the previous fiscal year. The main factors that explain this increase, in addition to the adjustments related to the adoption of IFRS, described in “Presentation of Financial And Other Information”, are:

•	the higher volume of sugar and ethanol sold, which was responsible for the increase of R$161.1 million;

•	R$360.0 million from sugar origination, characterized by the purchase of raw materials for refining and finished products for later resale and distribution in the domestic market;

•	R$54.2 million of ethanol origination in order to benefit from market opportunities;

•
an increase of R$234.9 in the average value of total sugar recovered, which represents the total amount of sugar content in the sugarcane, or TSR, calculated by the CONSECANA, which increased from R$0.3492/kg in fiscal year 2010 to R$0.4022/kg in fiscal year 2011, giving rise to a higher cost of leasing of land and of sugarcane from suppliers, resulting in an additional cost of approximately R$234.9 million in fiscal year 2011; and

•
these effects were partially offset by the increase in the amount of TSR, from 131.1 kg/ton of sugarcane to 139.9 kg/ton due to more adequate weather conditions reducing the cost to R$187.9 million in the fiscal year 2011.

CCL (fuel and lubricant distribution)

The cost of goods sold of CCL increased by 16.5% in fiscal year 2011 compared to fiscal year 2010. Excluding the volume factor, the unit cost of R$1,764/cbm in the fiscal year 2011 was 4.9% higher than the previous fiscal year, primarily due to:

•
an increase in the cost of ethanol, which impacts not only the hydrous ethanol that will be used in the flex fuel vehicles, but also the anhydrous ethanol that is blended into gasoline C (25% mandatory blend);

•	a 1.7% increase in the unit cost of diesel in fiscal year 2011; and

•	increased sales of gasoline and diesel which present higher per unit costs than ethanol.

Rumo Logística

The cost of Rumo Logística’s goods sold in fiscal year 2011 of R$316.5 million represented an increase of 147.0% in fiscal year 2011 compared to fiscal year 2010, due to the commencement of transportation, transfer, storage operations in the interior and contracting of railway freights. On the other hand, loading costs, which already occurred in the previous fiscal year, presented a slight reduction due to the lower loaded volume of bulk and bagged sugar, the latest presenting higher costs.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to distribution companies, and therefore there are no shipping costs. CCL’s fuel and lubricant marketing expenses, as well as fuel storage expenses, are also included as selling expenses.

Selling expenses increased by 18.9% to R$1,026.0 million during the fiscal year ended March 31, 2011 from R$862.7 million during the fiscal year ended March 31, 2010. This increase was primarily due to higher volumes sold by S&E and CCL segments, resulting in higher freight expenditures.

Sugar & Ethanol

S&E selling totaled R$568.4 million in fiscal year 2011 compared to the R$469.8 million for fiscal year 2010. The increase of 21.0%, or R$98.5 million, was primarily due to:

•	the 30% increase in the volume of sugar bagged for export, which represents a higher cost than sugar in bulk;

•	significant increases in the volume of retail sugar sold in the domestic market;

•	marketing expenses of the União brand; and

•	increases in the volume of ethanol in the domestic market in the modality CIF, which implies an increase in the expenditures with freight which was more than offset by its higher price.

CCL (fuel and lubricant distribution)

CCL’s selling expenses reflected an increase of 14.5%, or R$57.9 million, to R$456.1 million, mainly due to the higher volume sold. In unit terms, selling expenses were in line (R$73.0/cbm) with fiscal year 2010 and benefitted from the higher dilution of fixed expenditures due to the 10.7% increase in volumes sold.

Rumo Logística

Due to the nature of its business, no selling expenses are recorded for Rumo Logística.

General and Administrative Expenses

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses.

General and administrative expenses increased to R$545.4 million in fiscal year of 2011 from R$501.7 million in fiscal year of 2010. This increase occurred in all of our businesses, and reflects the efforts and investments that continue to be made to improve controls, management and operating efficiency when investments are completed, as well as non-recurring expenses of R$46 million in association with the closing of the Joint Venture with Shell, including the transition to the Shared Services Center with Shell.

Gain on tax recovery program

In fiscal year 2010 we reported R$ 270.3 million in gains due to our participation in the Programa de Recuperação Fiscal, or REFIS, tax recovery program.

Financial Results, Net

Financial results, net in fiscal year 2011 totaled a net expense of R$151.1 million compared to financial results, net of R$493.4 million in fiscal year 2010.

	For Fiscal Year Ended March 31,
	2011	2010
	(in millions of R$)
Financial expenses	(677.3)	(622.4)
Financial income	188.8	202.0
Foreign exchange variation, net	282.7	559.0
Derivatives, net	54.7	354.8
	(151.1)	493.4

Financial Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; (3) losses on foreign exchange variations related to our foreign currency-denominated indebtedness; (4) losses on derivatives (swaps, futures, forwards and options); and (5) fees, commissions and other charges paid to financial institutions.

Expenses of debt charges, net of financial investments yields, represented an increase of 5.7%, when compared to the previous fiscal year, mainly due to the greater average indebtedness. This increase was primarily due to debt financed by BNDES for new investment projects in Rumo Logística (the acquisition of locomotives, railcars and investment in permanent ways) as well as in energy cogeneration projects. In addition, as a result of the adoption of IFRS, we capitalized financial charges to fixed assets, which reduced the financial expenses at R$70.5 million in the current year and R$43.3 million in the previous fiscal year.

Financial Income. Our financial income primarily consists of: (1) gains on monetary variation related to our financial investments; (2) gains on foreign exchange variations related to our foreign currency-denominated indebtedness; (3) gains on derivatives (swaps, futures, forwards and options); (4) income from financial investments; and (5) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended March 31, 2011 totaled R$188.8 million compared to financial income of R$202.0 million during the fiscal year ended March 31, 2010.

Foreign exchange variation, net. Foreign exchange variation, net resulted in R$282.7 million in fiscal year 2011 compared to R$559 million in fiscal year 2010. The positive effects from exchange variation occurred due to the impacts on assets and liabilities denominated in foreign currency. Our gross indebtedness denominated in U.S. dollars was R$3,750.8 million and R$3,618.2 million at March 31, 2010 and March 31, 2011, respectively.

Derivatives, net. Derivatives, net totaled R$54.8 million in fiscal year 2011 compared to R$354.8 million in fiscal year 2010, net of hedge accounting impacts. It should be noted that in fiscal year 2010, we did not adopt hedge accounting and as a consequence the results from derivatives in both years are not comparable since the gains/losses with derivatives in the current year financial results refer only to the derivative instruments not designed for hedge accounting and the non-effective portion of the designed hedge. In addition, as a result of the adoption of IFRS, we measure warrants at fair value. As a result, Cosan’s warrant in Radar was recognized as a derivative gain and totaled R$13.2 million for fiscal year 2011, compared to R$23.9 million in fiscal year 2010.

Starting April 1, 2010, we adopted hedge accounting in the cash flow hedge category for certain financial derivative instruments designated for covering price risk and foreign exchange variance risk on revenues from sugar exports. In fiscal year 2011, there was a deferral (reclassification between results and the “reserve” account in  equity) of R$143.3 composed of R$ 217.1 regarding  derivative fair value and R$ 73.8 related to deferred income tax. The derivatives will impact the net operating revenue in the next quarters, in accordance with the period of coverage of each one of the designated instruments.

Income Taxes

Current income tax expense increased to R$85.4 million in fiscal year 2011, compared to an expense of R$78.4 million in fiscal year 2010, mainly resulting from the earnings in fiscal year 2010 compared to fiscal year 2011. Deferred income tax expense decreased from R$344.9 million in fiscal year 2010 to R$329.1 million in fiscal year 2011, mainly due to gain from a tax recovery program in the previous fiscal year, which tax effect was R$59.0 million.

Net Income for the year

As a result of the foregoing, we incurred net income of R$767.7 million in fiscal year 2011, compared to a net income of R$1,082.5 million in fiscal year 2010.

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

•
credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and management’s expectations; and covenant compliance, including the implications of a breach of financial or other covenants and the company’s capacity for additional borrowing under its covenants.

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

In fiscal year 2011, the cash flow used in investing activities was funded principally by increased borrowing, while in fiscal year 2010, the cash flow used in investing activities was funded principally by operations. In fiscal year 2011, the cash flow generated by operations was used primarily for working capital requirements and to service our outstanding debt obligations. As of March 31, 2011, our consolidated cash and cash equivalents amounted to R$1,271.8 million compared to R$1,110.8 million as of March 31, 2010.

Cash Flow from Operating Activities

We had net cash flows from operating activities of R$2,327.2 million in fiscal year 2011, compared to R$2,209.0 million in fiscal year 2010. This increase was primarily attributable to increased sales, better management of our trade accounts receivable and payable and results from derivative financial instruments and an appreciation of the real against the U.S. dollar.

We had net cash flows from operating activities of R$ 2,209.1 million in fiscal year 2010.This increase was primarily attributable to the 276% increase in gross profit as a consequence of the increase in the sugar and ethanol segment contribution margin (net prices per ton minus unitary costs per ton) and the inclusion of the results of our subsidiary CCL for fiscal year 2010.

Cash Flow Used in Investing Activities

We had net cash flows used in investing activities of R$3,145.7 million in fiscal year 2011, compared to R$2,435.3 million in fiscal year 2010. This variation was mainly attributable to:

•
the acquisition of property, plant and equipment of R$3,037.2 million (including R$745.6 million of sugarcane planting and growing costs) in fiscal year 2011, 19.5% higher than in fiscal year 2010, mainly influenced by investments in (1) increased investment by Rumo Logística, (2) higher operating capital expenditures in CAA, increasing from R$1,229.6 million in fiscal year 2010 to R$1,756.8 million in fiscal year 2011, particularly from the increase in investments in biological assets, interharvest maintenance mechanization and health, safety and environmental costs which offset significant reductions in expansion capital expenditures for greenfield and cogeneration due to the completion of such projects; and

•	the acquisition of Usina Zanin (R$90.0 million) and a controlling interest in Logispot (R$48.9 million) in fiscal year 2011.

Cash Flow from Financing Activities

We had R$980.7 million of net cash inflows from financing activities in fiscal year 2011, compared to R$317.9 million of net cash inflows used in financing activities in fiscal year 2010. The addition of long-term debt, net of repayments, has increased from R$322.6 million in fiscal year 2010 to R$747.9 million in fiscal year 2011, while the financing resources from related parties were represented by a cash outflow of R$152.4 million in fiscal year 2010 and a cash inflow of R$37.1 million in fiscal year 2011. Our cash inflow from financing activities in fiscal year 2011 was partially offset by our increased payments of long-term debt and dividends paid during the period.

As of March 31, 2011, our outstanding debt totaled R$7,232.0 million of which R$957.1 million was short-term debt, including current-portion of long term debt. Our debt consisted of R$3,481.2 million of local currency-denominated debt and R$3,750.8 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:

		Average annual interest rate	As of March 31,		April 1, 2009	Maturity date
Description	Index		2011	2010

Senior Notes Due 2014	Dollar (USD)	9.5%	576,814	631,246	—	July 2014
Senior Notes Due 2017	Dollar (USD)	7.0%	658,954	720,573	936,704	February 2017
Commercial promissory notes	DI – Interbank Deposits	3.0%	—	—	1,161,971	November 2009
BNDES	URTJLP	2.61%	1,308,034	1,053,337	230,504	October 2025
	Upon fixed	4.5%	242,508	—	—	July 2020
	UMBND	7.1%	38,947	—	—	July 2019
Bank Credit Notes	CDCA	0.6%+CDI	31,378	62,497	—	December 2011
ACC	Dollar (USD)	1.71%	228,229	296,375	143,250	March 2012
Perpetual Notes	Dollar (USD)	8.3%	1,236,209	810,896	1,054,119	November 2015
Resolution 2471 (PESA)	IGP-M	3.95%	674,392	603,504	579,856	April 2023
	Pre fixed	3.0%	114	121	129	October 2025
Rural Credits	Pre fixed	6.7%	92,352	—	—	October 2011
Pre-Payments	Dollar (USD) + Libor	6.01%	736,472	976,277	—	February 2016
Credit Notes	125,0% CDI	—	303,719	380,140	—	February 2014
	Dollar (USD)	4.64%	314,105	182,831	—	February 2013
	Pre fixed	19.7%	10,142	—	—	October 2012
Finame	Pre fixed	4.92%	517,842	104,214	1,014	July 2020
	URTJLP	2.75%	187,336	94,775	43,653	March 2021
Others	Diverse	Diverse	74,482	59,272	533,833	Diverse
Total Debt			7,232,029	5,976,058	4,685,033
Current			(957,134)	(839,529)	(1,452,297)
Non-Current			6,274,895	5,136,529	3,232,736

Some relevant financing activities for this fiscal year are described below:

On July 5, 2010, Rumo Logística received R$400 million from investment vehicles controlled by TPG and Gávea. As a result of this capital increase, each investor now owns a 12.5% stake at Rumo Logística. Such resources will strengthen Rumo Logística’s capital structure and will be used to fund its R$1.3 billion investment plan.

On October 29, 2010 and on July 13, 2011, Cosan Overseas Limited issued US$300 million and US$200 million respectively, in aggregate principal amount of perpetual notes guaranteed by Cosan S.A. in accordance with Regulation S. These notes bear interest at a rate of 8.25% per year payable quarterly.

Working Capital

As of March 31, 2011, we had working capital of R$1,099.8 million, compared to R$1,312.6 million in fiscal year 2010, primarily attributable to:

•	an increase in the current portion of long-term debt, from R$839.5 million at March 31, 2010 to R$957.1 million at March 31, 2011 related to refinancing of our indebtedness;

•	an increase in the cash and cash equivalents, from R$1,110.8 million to R$1,271.8 million; and

•	an increase in inventories, from R$612.7 million at March 31, 2010 to R$670.3 million at March 31, 2011.

We believe our current liquidity and our cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$3,037.2 million during fiscal year 2011, compared to R$2,545.5 million during fiscal year 2010. The main reason for the increase was the logistics investments made through our subsidiary Rumo Logística.

The following table sets forth our capital expenditures, net of cash received from sale of long term assets, for the fiscal years 2011 and 2010:

	For Fiscal Year Ended March 31,
	2011	2010
	(in R$ million)
CAA – Operational
Biological assets	745.0	647.5
Inter-harvest maintenance costs	514.2	332.4
Health, safety and environmental (SSMA) & Sustaining	121.9	45.0
Mechanization	124.1	30.5
Projects CAA	251.6	174.2
Total CAA – Operational	1,756.8	1,229.6
CAA – Expansion
Co-generation projects	287.6	376.4
Greenfield projects	66.9	462.2
Other expansion projects	87.2	133.4
Total CAA – Expansion	441.7	972.0
CAA – Total	2,198.5	2,201.6
CCL	191.6	130.5
Rumo Logística	427.9	143.8
IFRS reclassification	219.1	69.6
Total consolidated capital expenditure	3,037.1	2,545.5

Sugar and ethanol

In fiscal year 2011, we maintained the high level of investments in plantation and crop treatment and invested R$745.0 million compared to R$647.5 million in fiscal year 2010.

In fiscal year 2011, Cosan maintained the high level of investments in plantation and crop treatment. With the adoption of IFRS, these investments are treated as increases in biological assets, which increased 15% compared to the previous fiscal year. Expenses with interharvest maintenance, increased 54.9% when compared to the prior fiscal year to R$514.2 million.

Investments in Safety, Health and Environment (SSMA) increased of 171.1% in fiscal year 2011 when compared to the prior period. Most of these investments were focused on vineyard projects, which is a byproduct reused as fertilizer in the sugarcane crops, aiming to create less exposure in its transportation from the plant to the agricultural areas.

Investments in agricultural mechanization totaled R$124.1 million in fiscal year 2011, four times what was invested in fiscal year 2010, resulting in the acquisition of agricultural equipment and machinery and alterations to existing equipment to receive sugarcane in a mechanized fashion.

S&E projects represented R$251.6 million of total investments in fiscal year 2011, which was 44.4% higher than the previous fiscal year, reflecting substantial investments in its production units in the processing and agricultural areas.

The investments in cogeneration amounted to R$287.6 million, primarily focused on Ipaussu, Univalem and Bonfim. The investments in Jataí (Goiás) and Caarapó (Matto Grosso do Sul) decreased by 85.5%, as they were in the final stage of investment.

Investments in expansion of capacity of sugar plants totaled R$87.2 million, 34.6% lower than the investments in the same previous fiscal year period. This decrease was due to the conclusion of most of the projects in Gasa, Ipaussu, Bonfim, Junqueira, Tamoio, Costa Pinto and Barra plants.

Fuel distribution and lubricants

In fiscal year 2011, CCL capital expenditures amounted to R$191.6 million, representing an increase of 46.9% when compared to the prior fiscal year. Of this total, R$68.3 million relates to the purchase of distribution rights related to long term contracts with clients, which were not treated as capital expenditures in IFRS. The remaining R$123.3 million are concentrated in the supply and distribution in the terminals of fuels distribution, implementation of new programs and system, especially in the tax area and the updating if the storage system of lubricants.

Rumo Logística (sugar logistics)

Of the total of R$427.9 million invested by Rumo Logística, in line with its business plan, approximately 55% was set aside for the acquisition of locomotives and 45% for investments in construction of permanent roads and terminals in the countryside of São Paulo and in the Santos Port. In line with its business plan to become a multimodal logistics alternative, Rumo Logística acquired, in March 2011, control of Logispot Armazéns Gerais for R$48.9 million.

Indebtedness

Our total debt of R$7,232 million at March 31, 2011 increased 21% as compared to our total debt of R$5,976 million at March 31, 2010. Our short-term debt, comprised of our current portion of long-term debt and interest accrued, represented 13.2% of our total indebtedness at March 31, 2011. Our U.S. dollar-denominated debt at March 31, 2011 represented 52% of our total indebtedness.

As of March 31, 2011, we had total assets of R$19,212.4 million compared to R$16,417.2 million at March 31, 2010. Our total assets increased 16.6%, mainly due to R$ 2 billion level capital expenditure additions (as described above) and biological assets investments of R$745.6 million and a fair value variation amounting to R$381.9 million.

Certain of our long-term debt agreements require entities to comply with certain financial and negative covenants, including the Joint Venture’s debt of US$400.0 million 7.0% senior notes due in 2017 and US$350 million 4.50% Senior Notes due in 2014 which limits the Joint Venture’s ability and the ability of their subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, engage in a merger, sale or consolidation transactions and create liens.

The Company, including its subsidiaries, are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the year ended as at March 31, 2011, the Company and its subsidiaries were in compliance of their debt covenants.

C. Research and Development, Patents, Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

Leases

The Company and its subsidiaries have operating lease contracts on land used for planting sugarcane and the concession contract to operate the port terminal, which will end within 20 years. The minimum payments related to these obligations are calculated on a straight-line basis over the term of the lease. The costs for these contracts during the years ended March 31, 2011 and 2010 consisted of the following:

	As of March 31,
	2011	2010
	(In thousands of R$)
Minimum installment	155,800	113,953
Variable installment	186,484	112,990
Total	342,284	226,943

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

Sales

Because the Company and its subsidiaries are mainly engaged in the commodities market, sales are substantially performed at the price on the date of sale. However, the Company and its subsidiaries have several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, March 31, 2011 and 2010 are as follows:

	As of March 31,
Year	2011	2010
2011	—	2,005,434
2012	2,279,000	1,828,134
Total	2,279,000	3,833,568

Purchases

The Company and its subsidiaries have several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by the Company and its subsidiaries is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest in tons on March 31, 2011 and 2010 are as follows:

	As of March 31,
Year	2011	2010
2011	—	27,029,473
2012	25,129,648	23,600,912
2013	21,998,612	20,112,639
2014	18,060,914	16,345,120
2015	15,448,964	13,667,148
Thereafter	119,467,512	120,129,217
Total	200,105,650	220,884,509

On March 31, 2011, the regular capacity of sugarcane crushing for the next harvest, considering all units, is approximately 63 million tons (60 million tons in 2010 – unaudited information).

The Company and its subsidiaries have contracts to purchase industrial equipment for maintenance with the purpose of expanding plants, such as to supply the cogeneration project of electricity, with the amount of R$ 396.5 million on March 31, 2011.

Additionally, the Company through its indirect subsidiary Rumo Logística has signed a commitment of railcars and locomotives purchasing, and improvements aimed at the expansion of logistics business to be made in future years as follows:

	As of March 31,
Year	2011	2010
2011	341,647	652,678
2012	178,431	126,892
2013	44,000	94,682
Total	564,078	874,252

Guarantees

As of March 31, 2011, we have entered into guarantees contracts with financial institutions relating to legal proceedings, debt, energy auctions and concession agreements, as follows:

As of March31,2011
(In thousands of R$)
Sugar & ethanol	814,145
Fuel distribution	191,970
Sugar logistics	5,443
Total	1,011,558

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at March 31, 2011:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions of R$)
Long-term debt obligations(1)	7,232	957	1,508	1,789	2,978
Operating lease obligations(2)	11,324	―	2,667	1,896	6,761
Purchase obligations	564	342	222	―	―
Total	19,120	1,299	4,397	3,685	9,739

(1)	Less than one year amounts include accrued interest over existing long-term debt installments.

(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 140.7 kg per ton, at a price of R$0.4022, per kg as defined by CONSECANA for March 2011.

Since March 31, 2011, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$1,040.2 million of export pre-payment notes due from 2012 through 2016;

•	R$ 741.6 million perpetual notes with call option for Cosan exercised on May, 2011;

•	R$ 658.9 million senior notes due February 2017;

•	R$ 576.8 million senior notes due February 2014;

•	R$ 674.5 million PESA debt due between 2018 and 2020, payable against CTN credits;

•	R$ 842.1 million export credit notes due between 2012 and 2020; and

•	R$ 494.6 million perpetual notes with call option for Cosan beginning on November 5, 2015.

We believe we will be able to refinance our existing debt on favorable market conditions.

Recently Issued Accounting Standards

New IASB accounting standards have been published and/or reviewed and may be adopted for the current fiscal year, as described below:

•
IAS 24 Related Party Disclosures (Amendment). It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The amended standard is effective for annual periods beginning on or after January 1, 2011

•
IFRS 9 Financial Instruments – Classification and Measurement. The IASB has concluded the first part of the project to replace “IAS 39 Financial Instruments: Recognition and measurement”. IFRS 9 uses a simple approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (its business model) and the typical characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in the recoverable value of assets. This standard will become effective for annual periods beginning on or after January 1, 2013.

•
IFRS 10 Consolidated financial statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The FRS 10 replaces the requirements for consolidation in SIC 12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard will become effective for annual periods beginning on or after January 1, 2013.

•
IFRS 11 Joint Arrangements. IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 13 supersedes IAS 31 Interests in Joint Ventures, and SIC-13 J Jointly Controlled Entities – Non-Monetary Contributions by Venturers, and will be effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The main impact of the adoption of IFRS 11 will be the removal of the proportionate consolidation method of accounting for jointly controlled entities, currently available under IAS 31.  Consequently, IFRS 11 will result in the Company changing from proportionate consolidation to the equity method to account for its interests in its joint ventures.

•
IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements of all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

•
IFRS 13 Fair Value Measurement. IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and U.S. generally accepted accounting principles. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•
IFRIC 14 Prepayments of a minimum funding requirement. This standard applies only to those situations where an entity is subject to minimum funding requirements and anticipated contributions to cover these requirements. The standard allows the entity to account for the benefit of such prepayment as an asset. This standard is effective for fiscal years beginning from January 1, 2011.

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss.

Improvements to IFRS – The IASB standards for improvements and amendments to IFRS in May 2010 and the amendments will be effective from January 1, 2011:

•	IFRS 3 – Business combination.

•	IFRS 7 – Financial instrument: Disclosures.

•	IAS 1 – Presentation of Financial Statements

•	IAS 27 – Consolidated and Separate Financial Statements

•	IFRIC 13 – Customer Loyalty Program

There are no other standards and interpretations issued but not yet adopted that may, in management’s opinion, have a significant impact on the results or equity disclosed by the Company.

G. Safe harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

Our board of directors and our executive officers are responsible for the operation of our business. Nevertheless, Mr. Rubens Ometto Silveira Mello, who controls all of our class B series 1 common shares, has the overall power to control us, including the power to establish our management policies.

A. Directors and Senior Management

Board of Directors

Our by-laws provide that our board of directors shall consist of between five and eleven directors. Our board of directors currently consists of eleven directors.

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

Our board of directors is divided into three classes (Class I, Class II and Class III) that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not include any citizenship or residency requirements for members of our board of directors.

The following table lists the members of our board of directors on March 31, 2011:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan S.A.’s Board	Class(1)	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	III	Chairman	Chairman	1950
Marcus Vinicius Pratini de Moraes(2)	2007	2005	II	Vice Chairman	—	1939
Marcelo Eduardo Martins	2009	2009	III	Director	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	I	Director	Director	1942
Marcos Marinho Lutz	2007	—	II	Director	—	1969
Pedro Isamu Mizutani	2007	2000	III	Director	Vice Chairman	1959
George E. Pataki(2)	2007	—	I	Director	—	1945
Marcelo de Souza Scarcela Portela	2007	2009	II	Director	Director	1961
José Alexandre Scheinkman(2)	2007	—	I	Director	—	1948
Burkhard Otto Cordes	2008	2005	II	Director	Director	1975
Hélio Franca Filho (2)	2009	—	III	Director	—	1959
Serge Varsano (2)	—	2009	—	—	Director	1955
Roberto de Rezende Barbosa	—	2009	—	—	Director	1950

(1)
The terms of the directors expire as follows: Class I at the annual general meeting referred to the fiscal year 2011; Class II at the annual general meeting held in the transition fiscal year 2012; and Class III at the annual general meeting held in the fiscal year 2013.

(2)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Juscelino Kubitschek, 1327, 4th floor, São Paulo, SP, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman and chief executive officer. He is also chairman of Cosan S.A. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona and its currently the chairman of the boards of Cosan and Raízen, He also holds the position of director of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A. and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcus Vinicius Pratini de Moraes. Mr. Pratini de Moraes is our vice-chairman and has been a member of Cosan S.A.’s board of directors since 2005. He holds a degree in economics from Faculdade de Ciências Econômicas da Universidade do Rio Grande do Sul (1963), a postgraduate degree in public administration from Deutsche Stiftung fur Entwicklungsländer—Berlin (1965) and a business administration degree from University of Pittsburgh and Carnegie Institute of Technology (1966). Mr. Pratini de Moraes held several positions in the Brazilian federal government, including Minister of Planning and General Coordination (1968-1969), Minister of Industry and Commerce (1970-1974), Minister of Mines and Energy (1992) and Minister of Agriculture, Livestock and Food Supply (1999-2002). He also served a term as a congressman from the state of Rio Grande Do Sul (1982-1986). He was a board member of Solvay do Brasil (1998-1999) and chairman (2003); member of the advisory council of the Brazilian Mercantile & Futures Exchange—BM&F (2003); member of the Brazil—China Business Council (2004); president of the Brazil—Russia Business Council (2004); member of the National Council of Industrial Development (2005); and vice-president of the Beef Information Center—SIC (2005). Mr. Pratini de Moraes is currently the chairman of ABIEC (Brazilian Beef Export Industries Association), a board member of FIESP (Federation of Industries of the State of São Paulo), a board member of JBS S.A. and a member of the supervisory board and the audit committee of ABN AMRO Bank N.V.

Marcelo Eduardo Martins. Mr. Martins has been a member of our board of directors and Cosan S.A.’s board of directors since 2009. Mr. Martins currently holds the position of chief financial officer and investor relations officer. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation, majoring in finance.

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

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief commercial officer. He has been Cosan S.A.’s chief executive officer since November 2009 and served as chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infra-structure and energy at CSN (SID) and board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007 and is our chief operating officer. He has been a member of Cosan S.A.’s board of directors since 2000. He has served as Cosan S.A.’s managing director since 2001, and served as Cosan S.A.’s chief operating officer until June 2011. Currently Mr. Mizutani holds a position as Raízen’s chief operating officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 20 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as managing administrative and financial director of the group.

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

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and has been a member of Cosan S.A.’s board of directors since 2005. He is the general counsel. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montreal, Canada.

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is the Theodore A. Wells ‘29 Professor of Economics at Princeton University. He has a bachelor’s degree in economics from the Federal University of the State of Rio de Janeiro (1969), a master’s degree (1973) and doctorate degree (1974) in economics from the University of Rochester, and a master’s degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) (1976). Mr. Scheinkman is a Fellow of the American Academy of Arts and Sciences, a Fellow of the Econometric Society, and received a “docteur honoris causa” from the Université Paris-Dauphine. In 2002, he was a Blaise Pascal Research Professor (France). Professor Scheinkman is a member of the Conseil Scientifique of the Institute Europlace de Finance (Paris) and a member of the Conselho Acadêmico of IBMEC (São Paulo). Previously, he was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Vice President in the Financial Strategies Group of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the advisory panel in economics to the Sloan Foundation.

Burkhard Otto Cordes. Mr. Cordes has been a member of Cosan Limited’s board of directors since 2008 and of Cosan S.A.’s board of directors since 2005. He graduated with a degree in business administration from Fundação Armando Álvares Penteado (1997) and he holds a master’s degree in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets over the last seven years.  He worked at Banco BBM S.A., a company owned by Grupo Mariani, where he worked at its commercial division focusing corporate and middle market segments. Currently, he serves as financial manager. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

Helio Franca Filho. Mr. Franca Filho has been a member of Cosan Limited’s board of directors since August 2009. He joined Gavea’s Illiquid Strategies Group in April 2007, focusing primarily on the commodities sector. With over 20 years of experience in the commodities sector, Mr. Franca Filho began his career with the Sucres & Denrées group, where he worked from 1984 to 1985 trading coffee, sugar and cocoa. He subsequently joined the Louis Dreyfus group in New York, where he was in charge of the Latin American sugar and ethanol market from 1985 to 1996. From 2000 to 2007, he was director of Brazilian operations for the Noble group, a commodities trading company listed in England and Singapore. Mr. Franca Filho has a degree in economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ).

Serge Varsano. Mr. Varsano has been a member of Cosan Limited’s board of directors since 2007 and holds a degree from the Marshall School of Business of the University of Southern California (1975). Mr. Varsano began his career as a trader in the Sucres et Denrées group, one of the world’s leading sugar traders, subsequently becoming its chief executive officer. He has been chief executive officer of the Sucres et Denrées group since 1988.

Roberto de Rezende Barbosa. Mr. Barbosa has been a member of Cosan S.A.’s board of directors since 2009. He worked as a trainee at Halles Bank and the Dacon dealership, assuming the family business in 1975. He was the chief executive officer of Grupo Nova América and is currently the chief executive officer and a board member at CTC – Centro de Tecnologia Canavieira, and a board member at SCA – Sociedade Corretora de Álcool, IEDI – Institute of Industrial Development Studies and UNICA – the Federation of Sugarcane Industries of São Paulo State.

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

The following table lists our current executive officers:

Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan S.A.	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	—	Chief Executive Officer	—	1950
Marcos Marinho Lutz	2007	2009	Chief Commercial Officer	Chief Executive Officer	1969
Marcelo Eduardo Martins	2009	2009	Chief Financial Officer and Investor Relations Officer & M&A Officer	Chief Financial Officer and Investor Relations Officer & M&A Officer	1966
Marcelo de Souza Scarcela Portela	—	2009	—	General Counsel	1961
Nelson Roseira Gomes Neto	—	2011	—	Executive Officer	1970
Colin Butterfield	—	2011	—	Executive Officer	1973

The following is a summary of the business experience of our executive officers who are not directors. Unless otherwise indicated, the business address of our current executive officers is Av. Juscelino Kubitschek, 1327, 4th floor, São Paulo, SP, Brazil.

Nelson Roseira Gomes Neto.  Mr. Gomes Neto is an executive officer of Cosan S.A. and the chief executive officer of CLE. He received a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined Exxon Mobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008 he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, Lubricants Vice President.

Collin Butterfield.  Mr. Butterfield is an executive officer of Cosan S.A. and chief executive officer of Docelar.  He holds a bachelor’s degree in engineering from Boston University and a master’s degree in economics and finance from Dartmouth College. He created the website Viajo.com (currently named Decolar.com.br) and before joining Cosan S.A., he acted as Bracor’s Investments Officer.

Key managers

Name	Initial Year of Appointment to Cosan S.A.	Position Held
Nelson Roseira Gomes Neto	2008	Chief Executive Officer – CLE
Julio Fontana Neto	2009	Chief Executive Officer – Cosan Operadora Portuária
Collin Butterfield	2010	Chief Executive Officer – Docelar

The following is a summary of the business experience of the key manager who is not an executive officer.

Julio Fontana Neto. Mr. Neto is the chief executive officer of Cosan Operadora Portuária. He was formerly chief executive officer of MRS Logística S.A. with experience in logistics, railroad operations and infrastructure. He holds a bachelor’s degree in mechanical engineering (1978) and in business administration from Mackenzie University (1981) and a master’s degree in administration from EISE Business school – University of Navarra, Spain (2002).

Our Relationship with our Executive Officers and Directors

Mr. Burkhard Otto Cordes is a member of Cosan’s and Cosan Limited’s boards of directors and serves as financial manager in Aguassanta Participações S.A. Mr. Cordes is Mr. Mello’s son-in-law.

There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

Committees of the Board of Directors

Audit Committee

The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega and Helio França Filho. Our board of directors has determined that Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega and Hélio Franca Filho meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “—Summary of Significant Differences of Corporate Governance Practices—Audit Committee”.
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

B. Compensation

Under our by-laws, our board of directors is responsible for establishing the annual aggregate compensation that we pay to the members of our board of directors and our executive officers.

The aggregate amount of compensation paid to all members of the board of directors and its executive officers in fiscal year 2011 was R$ 35.7 million.  In fiscal year 2010, it was R$ 21.9 million. The compensation to be paid to directors and executive officers of Cosan S.A. who also act as such for our company will be in addition to compensation paid to them by our company.

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

Majority of Independent Directors

NYSE Rule 303A.01 provides that each U.S. company that is listed on the Exchange must have a majority of independent directors. Bermuda corporate law does not require that we have a majority of independent directors. Under our by-laws, at least 40% of our directors are required to be independent directors; which requirement increases to 60% following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello.

Separate Meetings of Non-Management Directors

NYSE Rule 303A.03 provides that the non-management directors of each U.S. company that is listed on the Exchange must meet at regularly scheduled executive sessions without management. We are not required to have such executive sessions for the non-management directors under Bermuda law.

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. company that is listed on the Exchange must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Bermuda law. We believe that, pursuant to our by-laws, the role of a nominating committee is generally performed by our board of directors and that the role of the corporate governance committee is generally performed by either our board of directors or our senior management.

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

While we are not required under Bermuda law to have an audit committee, we have formed a committee that will have the following responsibilities:

•	pre-approve services to be provided by our independent auditor;

•	review auditor independence issues and rotation policy;

•	supervise the appointment of our independent auditors;

•	discuss with management and auditors major audit, accounting and internal control issues;

•	review quarterly financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	review our annual report and financial statements;

•	provide recommendations to the board on the audit committee’s policies and practices;

•	review recommendations given by our independent auditor and internal audits and management’s responses;

•	provide recommendations on the audit committee’s by-laws; and

•	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal controls or auditing matters.

Equity Compensation Plans

NYSE Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the rule. Under Bermuda law, shareholder pre-approval is not required for the adoption of equity compensation plans nor any material revision thereto.

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose its corporate governance guidelines. We do not have a similar requirement under Bermuda law. In addition, we have adopted a written policy of trading of securities and disclosure matters.

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

D. Employees

As of March 31, 2011, we had 34,281 employees. The following table sets forth the number of our total employees by main category of activity for the periods indicated:

	At March 31,
	2011	2010	2009
Agricultural	21,860	25,816	23,323
Industrial	7,971	8,019	5,550
Commercial(1)	—	876	397
Administrative(1)	3,799	3,128	2,130

	At March 31,
	2011	2010	2009
Financial and investor relations(1)	—	60	72
Port	651	1,165	188
Total	34,281	31,648	39,339

(1)	The number of Commercial, Financial and Investor Relations employees have been consolidated to the Administrative category in the fiscal year 2011.

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

Our total annual payroll was R$ 350 million as of March 31, 2011, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans developed with the labor unions of which our employees are members, which provide performance-based compensation. In fiscal year 2011, we paid R$ 10 million as profit sharing distributions.

E. Share Ownership

Except for Mr. Rubens Ometto Silveira Mello, our indirect controlling shareholder and chairman, who as of March 31, 2011 indirectly holds 96,332,044 of our class B series 1 common shares and 15,441,111 of our Class A common shares, none of our directors and executive officers currently owns or holds class A common shares or class B common shares of our company.

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

Cosan

On August 30, 2005, Cosan’s shareholders approved a stock option plan that authorized the issuance of a maximum of 5% of Cosan’s total share capital. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares, or 3.25% of Cosan’s total share capital. A remaining 1.75% of Cosan’s share capital may subsequently be issued pursuant to the terms of Cosan’s stock option plan. The stock options that were issued have an option price of US$2.93 per common share, and may be partially exercised (up to a maximum of 25% annually) after November 18, 2006. On November 20, 2006, Cosan’s board of directors approved the issuance of 1,132,707 new common shares to certain of Cosan’s executive officers under Cosan’s stock option plan, which resulted in an increase in the number of Cosan’s issued and outstanding common shares on that date. On September 11, 2007, Cosan’s board of directors granted 450,000 options to one of Cosan’s executive officers. On November 19, 2007 and December 11, 2007, 922,947 and 38,725 options, respectively, were exercised. On March 30, 2010 and September 14, 2010, 17,000 and 48,829 options were exercised. On January 29, 2010, 15,000 options were exercised. On July 20, 2010, 225,000 options were exercised. On November 11, 2010, 224,819 options were exercised. On March 4, 2011, 112,500 options were exercised.

The stock option plan expired in December 31, 2010. A new stock option plan was approved in Cosan’s General meeting, held in July 29, 2011. If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than termination of his or her employment contract without just cause on Cosan’s part, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase Cosan’s common shares, the options that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 92,554,316 class B series 2 common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 41.3% of our issued and outstanding share capital, and 86.0% of our voting power by virtue of his control of 100% of our class B common shares and 8.9% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Queluz Holdings Limited	7.941.111	4.6	66,321,766	68.8	74,262,877	27.4
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.2	30,010,278	11.1
CFV19 Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
MSAL Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
Certo Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
MSOR Participações S.A.	1,811,250	1.0	—	—	1,811,250	0.7
Usina Bom Jesus S.A. Açúcar e Álcool	255,000	0.1	—	—	255,000	0.1
Gávea Funds	39,445,393	22.6	—	—	39,445,393	14.6
Janus Capital Management LLC (1)	17,141,850	9.8	—	—	17,141,850	6.3
Skagen Funds (2)	8,275,000	4.7	—	—	8,275,000	3.1
Others	94,051,987	53.9	—	—	94,051,987	34.7
Total	174,355,341	100.0	96,332,044	100.0	270,687,385	100.0

(1)
Based on information filed by Janus Capital Management LLC, or Janus Capital, with the SEC on July 31, 2011, as a result of its role as investment adviser or sub adviser to various managed portfolios, Janus Capital may be deemed to be the beneficial owner of 17,141,850 class A common shares held by such managed portfolios.

(2)
Based on information filed by Skagen Funds with the SEC on July 31, 2011, Skagen Funds is deemed to be the beneficial owner of 8,900,000 class A common shares. Skagen Funds is a Norwegian investment company and holds the shares for investment purposes.

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

This reorganization resulted in the transference by an affiliated of Queluz of up to around 5,500,000 class A common shares issued by Cosan Limited, that did not exceed 1% of total Class A shares, pursuant to Securities Act Rule 144 and other applicable provisions. Its class B share position remains unaltered.

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

Cosan S.A

As of March 31, 2011, we owned 62.2% of Cosan’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

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

Cosan S.A.

Rezende Barbosa

Pursuant to an agreement dated June 9, 2009, the Rezende Barbosa Family has the right to have one member on both the supervisory board and the board of directors.  Cosan Limited has, subject to limited exceptions, a right of first refusal on shares of Cosan (CSAN3) owned by the Rezende Barbosa family.

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

Cosan has signed a memorandum of understanding dated April 9, 2008 with Rezende Barbosa with the intention of merging into a new entity the port terminal facilities of Cosan Portuária with those at the neighboring site of Teaçu Armazéns Gerais S/A, owned by Rezende, or the “merged entity”. Cosan asked Tate & Lyle to provide its approval as the minority shareholder in Cosan Portuária to the arrangements. Tate & Lyle’s and Cosan’s equity interests in the merged entity would be held by a holding company owned by Cosan and Tate & Lyle. Because of the creation of the holding company, Cosan and Tate & Lyle entered into a shareholders’ agreement with respect to the holding company named COPSAPAR Participações S/A in order to govern: (1) the election of the board of directors; (2) the exercise of voting rights in general shareholder meetings and meetings of the board of directors; and (3) the preemptive rights of shareholders.

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

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in Note 10 to our consolidated financial statements attached hereto.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of R$ 96 million (US$50 million) by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and R$ 288.1 (US$150 million) by the funds managed by Gávea Investimentos Ltda., at R$ 8.6 (US$4.50) per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result and following the date of the acquisition, Mr. Rubens Ometto Silveira Mello holds 41.5% of the Company’s total capital and 86.1% of its voting capital.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are summarized below:

Aguassanta

We lease land from entities controlled by the Aguassanta Group, a group of companies under the common control of Mr. Rubens Ometto de Silveira de Mello. The lease costs are paid using the ATR price published by CONSECANA and the contracts expire between 2026 and 2027.

On July 1, 2010, Cosan entered into the build-to-suit and lease agreement with Palermo Agricola Ltda, or “Palermo”, a special purpose company wholly-owned by Aguassanta Participações S/A.  Following the completion of construction of the shared services center, Cosan will lease this building from Palermo for a period of ten years, with monthly rental payments of R$350,000 (US$ 196,500).

Radar

We leased land from companies controlled by Radar. These lease costs are paid using the ATR price published by CONSECANA and most of the lease contracts expire in 2027.

Rezende Barbosa

We hold a receivable originated from the acquisition of Curupay, which are secured by our shares.  We executed a long-term sugar-cane supply agreement with Rezende Barbosa. Prices paid to them are based on ATR price published by CONSECANA.

Vertical UK LLP

We sells and buy ethanol from Vertical UK in the ordinary course of business. Vertical UK is a trading company headquartered in Switzerland where we hold a 50% interest.

Logispot

In the year ended March 31, 2010, we acquired a minority stake in Logispot and the installments outstanding represented the March 31, 2010 balance payable in regard to the share acquisition. In March 2011, we acquired control of the entity.

Recurring Transactions with Shareholders

Cosan leases agricultural land for planting sugarcane from certain of our and its shareholders and other related parties on market terms. As of March 31, 2011 we leased 394.312 hectares, through 2,128 land lease contracts with an average term of five years. Six of these contracts (covering 30,260 hectares, or 7.6% of the land leased by us) are entities controlled by our chairman and controlling shareholder under arms-length terms. These land lease agreements are on arms-length terms equivalent to those we enter into with third parties. Lease payments under these agreements are based on the price of 16.9 tons of sugarcane per hectare, calculated in accordance with certain regulations of CONSECANA.

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

For approximately seven months, Cosan and Palermo Agricola Ltda, a special purpose company wholly-owned by Aguassanta Participações S/A , or “Palermo”, have been in the planning and execution stages of a project involving a build-to-suit and lease arrangement whereby Palermo would construct, pursuant to Cosan specifications, the building that will house Cosan’s shared services center in Piracicaba, São Paulo State, or the “Shared Services Center”, which would thereafter be leased by Palermo to Cosan.  On July 1, 2010, Cosan entered into the build-to-suit and lease agreement with Palermo based on previously agreed business terms that formalized this arrangement.  Following the completion of construction of the Shared Services Center, Cosan leased this building from Palermo and Cosan has licensed this building to Raízen for a period of ten years, with monthly rental payments of R$350,000 (US$196,500).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

Tax Proceedings

We are engaged in a number of legal proceedings with Brazilian tax authorities in the total amount of R$1,989.8 million for which we have recorded provisions in an aggregate amount of R$ 418.7 million at March 31, 2011. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions.  If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected.

IPI Credit Premium. Cosan S.A. has tax credits related to the IPI premium credit introduced by Law No. 491/69. Credit premium is an incentive given to exporters, through the grant of IPI tax credits calculated on export sales, as a form of compensation for taxes paid domestically. We have used a portion of these credits to offset federal taxes and contributions. The Superior Court of Justice of Brazil, a Brazilian appellate court, had previously ruled that IPI premium credits could be used by companies to offset other federal taxes. However, in a ruling dated November 9, 2005, the Superior Court of Justice of Brazil changed its prior position. This decision may be appealed by the losing party to the Superior Court of Justice of Brazil, and, if the party loses this appeal, it may further appeal the decision to the Superior Federal Court of Brazil. We have established a provision in the amount of R$ 196.2 million in our consolidated financial statements at April 30, 2008 for the full amount of the taxes that we have offset pursuant to the initial judicial authorization. Cosan opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09. Consequently, there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as taxes payable.

IPI challenge. In 1993, our subsidiary, CCL (now CLE) filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, because such index did not reflect the actual inflation at that time. The use of this index resulted in CCL overstating and overpaying income and social contribution taxes. CCL obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so, the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, the Brazilian tax authorities issued a notice of infringement challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997, and a provision was recorded. As of March 31, 2011, the provision amount to R$ 80.2 million.

Da Barra instituted administrative proceedings to recover IPI taxes paid with respect to refined amorphous sugar and the right to offset these IPI taxes against other federal taxes. During these proceedings, Da Barra offset these IPI tax credits against other federal taxes. However, despite the ongoing administrative proceeding, the Brazilian federal tax authority issued tax deficiency notices against Da Barra, claiming that Da Barra owed the full amount of the federal taxes that it offset with these IPI tax credits. To suspend the effectiveness of these tax deficiency notices, Da Barra filed suit for and obtained a preliminary injunction through a writ of mandamus. As of March 31, 2010, Da Barra has used a portion of these IPI tax credits to offset IPI and other federal taxes in an aggregate amount of R$ 263.5 million. We have not recorded a provision.

As of March 31, 2011, the total amount related to the remaining IPI tax debts was R$ 181.2 million.

Finsocial. From June to December of 1994, based on a preliminary injunction under a lawsuit in which the constitutionality of the Finsocial was disputed, CCL offset amounts due under the COFINS tax and several other federal taxes against a Finsocial tax credit (i.e. against the amount of Finsocial paid prior to such period). However, in 1995, CCL was deemed by the Regional Federal Court (TRF) to not be subject to the COFINS tax.

According to our understanding, TRF’s decision refers to the period from 1992 to 2001, when a Constitutional Amendment (EC nº 33/2001) changed the Brazilian Constitution to determine the applicability of the COFINS tax. As such, CCL considered that the Finsocial tax credits were available to be offset against other taxes, and this was confirmed in 2003 by a Brazilian court decision.  Following the court decision, CCL began offsetting the Finsocial tax credits against other federal taxes (IRPJ, CSLL, CIDE, PIS and COFINS). However, the Brazilian tax authorities considers that the TRF applies only to the 1992 tax year.

Due to the contingent characteristic of this offset, the entire offset amount was recorded as a provision for judicial demands, pending approval by the Brazilian tax authorities of such offset. In 2008, the Brazilian tax authorities denied the entire offset, claiming  that the credits had already been offset against COFINS in 1994. As such, a provision related to this matter was recorded and management decided to file an administrative appeal against the decision, which is still pending judgment.

As of March 31, 2011, the provision of R$ 56.8 million for ICMS credits is comprised of: (a) a tax assessment received, in which, despite the defense filed at the administrative and judicial levels, our Brazilian legal advisors considers it is more likely than not that a loss will occur and (b) a recovery of credits and financial charges on issues in which management has a different view on the outcome from the Brazilian tax authorities.

Furthermore, the main tax claims for which an unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded pertaining to ICMS tax are (1) a tax assessment filed in view of the alleged lack of payment of ICMS and non-compliance with ancillary obligation, in connection with the partnership and manufacturing upon demand, Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; (2) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the Brazilian tax authorities, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation; (3) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books; (4) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked; and (5) disallowance of credit resulting from the acquisition of diesel used in the production process. As of March 31, 2011, the total amount related to these matters equals to R$ 490.8 million.

The Brazilian tax authorities have assessed amounts payable due to PIS/COFINS from their differing interpretation of the tax treatment of raw materials. Such discussions are at the administrative level and following discussions with our Brazilian legal advisors, the amount of such contignecies that are more likely than not to be incurred is R$ 8.2 million and this has been recorded as a provision. Additionally, we have disclosed a potential liability of R$ 163.1 million in Note 19 of our audited consolidated financial statements attached hereto.

Brazilian tax authorities Normative Instruction (“SRF IN”) No. 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate,with regard to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Since theis Normative Instruction determined that there were would be no tax on operations for the periods indicated above, the Company applied to offset and request reimbursement of amounts paid during the relevant periods against other tax liabilities. Notwithstanding the Normative Instruction, the Brazilian tax authorities denied Cosan S.A.’s requests.  Cosan S.A. has challenged this ruling in an administrative proceeding, which is still pending judgment. In addition, Cosan S.A. applied and received from the Brazilian courts a preliminary injunction suspending the ability of the Brazilian tax authorities to demand the relevant tax debts in court.

Our Brazilian legal advisors have advised us that R$ 20.7 million represents the amount of such contingencies that are more likely than not to be incurred by the Company. Additionally, there are other related matters where there is a potential liability of R$ 270.8 million, as described in note 19 of our audited consolidated financial statements attached hereto.

Withholding income taxes.  In September 2006, the Brazilian federal tax authorities issued a tax notice against Cosan in an aggregate amount equal to R$ 145.6 million, including penalties and interest, related to withholding income tax. Despite what we believe is a remote chance of our success on the administrative level, we believe, based on the advice of our external Brazilian legal advisors, that it is possible that we will prevail once this matter is brought before a court. As of March 31, 2011, the total amount related to this discussion was R$ 194.4 million.

Social security contribution. Refers mainly to a tax assessment received and defended by our Brazilian legal advisors, concerning social security contribution on: (1) stock option plans; (2) export sales; and (3) resale of materials for companies under common control. As of March 31, 2011, the total amount related to this discussion was R$ 72.6 million.

Social Security Proceedings

The National Social Security Institute (Instituto Nacional da Seguridade Social), or “INSS”, a Brazilian federal agency, has filed several claims against us. The social security claims that have been filed against us amount to R$ 463.5 million with respect to differences in payroll contributions to agricultural employees, differences in joint responsibility contributions with hired service providers and differences in the Workmen’s Compensation Insurance contribution, over a period of several years, as well as reimbursement of alleged payments paid improperly to INSS regarding benefits to self-employed workers. We believe that it is probable that we will be required to pay certain of these claims depending on the periods covered thereby. We have recorded a provision in an aggregate amount of R$ 29.7 million as of March 31, 2011.

Environmental Proceedings

We are party to a number of administrative and judicial proceedings regarding environmental matters. We are subject to several public civil actions related to matters including our burning of sugarcane (which is part of the manual sugarcane harvesting process), historical patrimony preservation, and protected areas. We are also subject to administrative proceedings concerning matters including the burning of sugarcane, liquid effluent discharge, air pollution, damage to environmentally protected areas, death of fish and joint liability in case of environmental damages regarding service stations. Moreover, we are also subject to judicial proceedings concerning suits filed by service stations and third parties asserting damages for fuel leaks in Esso service stations. As of March 31, 2011, the total amount related to environmental discussions equals to R$ 32.3 million and we had established a provision for these contingencies in the amount of R$ 2.2 million.

Labor Claims

As of March 31, 2011, there were 3.513 individual labor lawsuits filed against us and the total amount of our potential liability under these lawsuits amounted to a total of R$ 467.1 million. As of March 31, 2011, we had established a provision for these contingencies in the amount of R$ 164.9 million. The labor claims principally relate to claims to overtime, risk premiums and wage premiums related to workplace hazards.

Other Proceedings

We are party to numerous civil lawsuits involving claims that amounted to R$ 460.1 million in the aggregate as of March 3l, 2011. Based on the opinions of our Brazilian legal advisors handling these lawsuits, we have recorded a provision for civil contingencies in our consolidated financial statements of R$ 82.5 million as of March 31, 2011.

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank accounts frozen in an aggregate amount of R$ 1.3 million as of March 31, 2011.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of R$ 318.3 million. The company had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year 2007, Brazilian courts reached a final and unappealable decision favorable to us. As of March 31, 2011, this account receivable from the government amounted to R$ 345.1 million.

Costa Pinto, one of the entities through which Mr. Rubens Ometto Silveira Mello previously held Cosan S.A.’s shares, its officers, directors, members of the fiscal council and controlling shareholders were party to an administrative proceeding initiated by the CVM for non-payment of minimum dividends to preferred shareholders during fiscal years 2000, 2002 and 2003. In this proceeding, it was asserted, among other things, that the equity method of accounting to determine net income available for dividends should not have been used. On July 14, 2004, a special preferred shareholders meeting approved the distribution of the dividends and ratified an agreement between the preferred shareholders and Costa Pinto. The parties entered into a consent decree with the CVM, agreeing to pay a total amount of R$ 0,3 million, and as of the date of this annual report, all issues relating to such administrative proceeding have been resolved and Costa Pinto has paid all dividends due to its preferred shareholders.

On August 10, 2007, the CVM requested information from Mr. Rubens Ometto Silveira Mello, in his capacity as chairman of the board of directors and chief executive officer of Cosan  S.A., as to whether he breached any duty of loyalty to Cosan S.A.’s minority shareholders under Brazilian law by taking actions to effect the corporate reorganization or by potentially usurping corporate opportunities otherwise available to Cosan S.A., especially with regard to business activities outside of Brazil by our company that could be conducted by Cosan S.A. Mr. Rubens Ometto Silveira Mello informed the CVM on August 14, 2007 that his roles in the corporate reorganization and with respect to the corporate reorganization have been, and will continue to be, conducted in compliance with Brazilian law.

In addition, during a meeting held on August 15, 2007, we were informed by CVM commissioners that, in their opinion, future conduct of business activities outside of Brazil by our company, when these activities could be carried out by Cosan S.A., may breach provisions of Brazilian law relating to the duty of loyalty and corporate opportunities. The CVM stated that, if our company pursues in the future corporate opportunities outside Brazil to the detriment of Cosan S.A., the CVM may bring an administrative proceeding against Mr. Rubens Ometto Silveira Mello or us, which we anticipate may result in the imposition of monetary penalties. Mr. Rubens Ometto Silveira Mello has informed us that he believes he has not, and we also believe that we have not, breached any applicable Brazilian law; and, as and if necessary, he and we will seek to take measures to ensure compliance with such law.

On December 5, 2007, following receipt of the approval of the Extraordinary Shareholders Meeting of Cosan S.A., Cosan Limited, Cosan S.A. and Mr. Rubens Ometto Silveira Mello executed a “Commitment to Offer Commercial Opportunities,” which regulates the terms and conditions in which the international commercial opportunities developed by Cosan Limited are to be offered to Cosan S.A., allowing Cosan S.A. to participate, in accordance with the conditions established under the agreement, in those commercial opportunities.

Our company has undertaken to the CVM not to change the steps of the corporate reorganization as described in our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the SEC as well as in this annual report, particularly with respect to the exchange offer to be made to Cosan S.A. shareholders.

Dividends and Dividend Policy

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy is similar to the current dividend policy of our main subsidiary, Cosan. Cosan is required by the Brazilian corporate law to distribute (and has historically done so) on an annual basis dividends representing 25% of its net income (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). We intend to pay cash dividends representing on an annual basis 25% of our annual consolidated net income (as calculated under IFRS), to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law.

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

Under Bermuda law, a company’s board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our by-laws, each class A common share and class B common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in or out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our by-laws and Cosan’s by-laws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

The dividend rights attaching to our class A common shares and class B common shares are not cumulative in the event that we do not, for any reason, pay dividends on those shares.

Any cash dividends payable to holders of our common shares quoted on the NYSE will be paid to Mellon Investors Services LLC, our transfer agent in the United States, for disbursement to those holders.

Cosan’s Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s consolidated financial statements in accordance with Brazilian GAAP. The mandatory dividend is equal to 25% of Cosan’s net income for the prior year (as calculated under Brazilian GAAP, subject to certain adjustments mandated by Brazilian corporate law). The mandatory dividend may be made in the form of dividends or interest on shareholders equity, which may be deducted by Cosan in calculating its income and social contribution tax obligations. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of Cosan’s common shares and depends on numerous factors. These factors include Cosan’s results of operations, financial condition, cash requirements, future prospects, financial covenant limitations, and other factors deemed relevant by Cosan’s board of directors and shareholders. Cosan’s board of directors has adopted a dividend policy pursuant to which Cosan has distributed as dividends and/or interest on shareholders equity in the amount of approximately 25% of Cosan’s net income for each fiscal year. Under Brazilian corporate law, Cosan may establish income reserve accounts composed of a legal reserve, an investments reserve and/or a retained profit reserve. The balance of such income reserve accounts must not exceed the amount of Cosan’s capital stock and any excess amounts must either be incorporated to its capital stock or distributed as dividends. Cosan has historically paid cash distributions.

The following table sets forth Cosan’s dividend distributions calculated, under Brazilian GAAP, for each of the last five fiscal years:

Fiscal Year	Total Dividend Distribution
(in millions of R$)
2006	—
2007	75.8
2008	—
2009	—
2010	43.9
2011	220.1

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

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company.” Please also see our earnings reports filed with the SEC on Form 6-K on June 23, 2011.

Formation of Joint Ventures

On June 2, 2011, the Company, together with Shell, formed two jointly-controlled companies: (i) Raízen Combustíveis S.A. in the fuel distribution segment, and (ii) Raízen Energia Participações S.A. in the segment of sugar and ethanol. Cosan and Shell share control of the two entities, with each company holding 50% of the economic control. Cosan recorded its investments in the joint ventures using the equity method of accounting for the purposes of its individual financial information, and through proportionate consolidation in the consolidated financial information.

On the establishment of the joint ventures, Cosan’s investment was made through the contribution of their sugar and ethanol business as well as their fuel distribution business. Shell’s contribution to the joint venture was made through its fuel distribution business in Brazil, its interests in Iogen and Codexis, the license to use the Shell brand and a fixed cash contribution of approximately R$1.8 billion over a two year period.

The establishment of Raízen Energia and Raízen Combustíveis was aimed at creating one of the world’s largest producers of sugar, ethanol and sugarcane based bio-energy as well as one of the largest fuel distributors in the Brazilian market.

On formation of the joint ventures, the Company contributed its sugar and ethanol and distribution businesses, and therefore was required to deconsolidate the relevant assets and liabilities and recognize the remaining stake at fair value.

The deconsolidation process of the contributed businesses on June 1, 2011, and the recognition of the new stake at fair value produced a gain of R$2.9 million which was recognized in the first quarter (June 30, 2011).

Given that Cosan opted to proportionally consolidate the joint ventures, the fair value of the remaining stake was allocated to these entities’ assets and liabilities at fair value for the purpose of determining the goodwill resulting from this transaction, as shown below:

	Raízen Energia	Raízen Combustíveis	Total
Net assets at fair value (a):	7,656.7	4,627.7	12,284.4
Cosan’s stake – 50%	3,828.4	2,313.9	6,142.3
Goodwill allocated (a)	1,195.2	722.4	1,917.6
Fair value of the remaining stake in the joint ventures	5,023.6	3,036.3	8,059.9

The total goodwill verified in the transaction (R$1,917.6 million) was allocated to the Raízen Energia and Raízen Combustíveis segments in the proportion to the net assets at fair value of the respective investments.

Docelar

On July 1, 2011, we transferred capital in the amount of R$85.9 million into our subsidiary Handson Participações S.A., with the objective of acquiring, through this subsidiary and its jointly-controlled subsidiary Raízen Energia, control of Docelar Alimentos e Bebidas S.A., or “Docelar”, a company that focuses on the industrialization and refining of sugar and the sale of these and other products within the foodstuff segment, in the retail market.

CADE Decision – Aviation Assets

In compliance with the CADE decision, which was announced on July 27, 2011, Raízen Combustíveis will sell the aviation assets that were acquired from Cosan by Shell Brasil Ltda in 2009, which include aircraft refueling installations at seven airports. The transaction should be carried out within 60 days in accordance with the decision.

Stock Option Plan

On July 29, 2011, the shareholders of Cosan S.A. approved a stock option plan for its executives and employees in an amount of up to 5% of the total shares of Cosan S.A.

Dividends

On August 12, 2011, the board of directors approved the distribution of the entire dividend to be received by Cosan S.A. on August 31, 2011.  The dividends will be paid to shareholders for the fiscal year 2011 ended March 31, 2011 totaling US$ 76.9 million corresponding to US$ 0.281126238 per common share or the equivalent in reais to holders of Brazilian depositary receipts, without withholding income tax.

Perpetual Notes

On July 13, 2011, the subsidiary Cosan Overseas Limited issued perpetual notes guaranteed by Cosan S.A. in accordance with Regulations S in the aggregate principal amount of US$200.0 million in addition to the notes that were issued on November 5, 2010, which are also subject to interest at a rate of 8.25% a year payable quarterly.

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

	NYSE (US$ per common share)
	High	Low
Fiscal Year Ended March 31, 2011	14.57	7.95
Fiscal Year Ended March 31, 2010	9.75	2.40
Eleven Months Ended March 31, 2009	14.02	2.03
Fiscal Year Ended March 31, 2008	15.75	10.00
Fiscal Quarter
First Fiscal Quarter 2010	6.67	2.40
Second Fiscal Quarter 2010	8.47	4.86
Third Fiscal Quarter 2010	8.69	6.65
Fourth Fiscal Quarter 2010	9.75	7.80
First Fiscal Quarter 2011	10.9	7.95
Second Fiscal Quarter 2011	12.01	9.82
Third Fiscal Quarter 2011	14.08	11.57
Fourth Fiscal Quarter 2011	14.57	12.17
First Fiscal Quarter 2012	13.35	10.83
Month
April 2011	13.35	11.65
May 2011	12.38	10.83
June 2011	12.58	11.69
July 2011	12.82	11.98
August 2011	11.68	11.48
September 2011 (through September 26, 2011)	11.70	9.75

Sources: Factset; Reuters.

	BM&FBOVESPA (reais per BDR)
	High	Low
Fiscal Year Ended March 31, 2011	24.15	14.89
Fiscal Year Ended March 31, 2010	17.65	5.78
Eleven Months Ended March 31, 2009	23.20	5.40
Fiscal Year Ended April 30, 2008	26.99	17.80
Fiscal Quarter
First Fiscal Quarter 2010	12.71	5.78
Second Fiscal Quarter 2010	15.80	9.81
Third Fiscal Quarter 2010	15.60	12.40
Fourth Fiscal Quarter 2010	17.65	15.10
First Fiscal Quarter 2011	19.00	14.89
Second Fiscal Quarter 2011	20.38	17.68
Third Fiscal Quarter 2011	23.65	19.68
Fourth Fiscal Quarter 2011	24.15	19.96
First Fiscal Quarter 2012	21.29	17.40
Month
April 2011	21.29	18.40
May 2011	19.43	17.40
June 2011	20.00	18.52
Julys 2011	19.80	18.86
August 2011	18.80	18.10
September 2011 (through September 26, 2010)	19.65	18.50

Sources: Bloomberg

On September 26, 2011, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were R$ 10.26 and R$ 18.68 per class A common share and BDR representing our class A common shares, respectively.

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

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.

	BM&FBOVESPA
	(reais per common share)
	High	Low
Fiscal Year Ended March 31, 2011	60.08	27.76
Fiscal Year Ended March 31, 2010	42.30	18.90
Eleven Months Ended March 31, 2009	34.15	8.00
Fiscal Year Ended March 31, 2008	25.60	10.08
Fiscal Year Ended March 31, 2011	28.85	18.00
Fiscal Quarter
First Fiscal Quarter 2010	16.80	10.08
Second Fiscal Quarter 2010	21.40	14.00
Third Fiscal Quarter 2010	25.60	17.99
Fourth Fiscal Quarter 2010	25.60	21.30
First Fiscal Quarter 2011	23.75	18.00
Second Fiscal Quarter 2011	25.30	22.24
Third Fiscal Quarter 2011	28.85	24.88
Fourth Fiscal Quarter 2011	28.59	23.91
First Fiscal Quarter 2012	26.78	21.23
Month
April 2011	26.78	23.28
May 2011	24.15	21.23
June 2011	24.80	23.13
July 2011	24.50	22.90
August 2011	23.90	23.24
September 2011 (through September 26, 2011)	25.50	23.80

Source: Bloomberg.

On September 26, 2011, the last reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$ 24.14 per share.

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

As of the date of this annual report, no preference shares are issued and outstanding. All of our common shares issued and outstanding prior to completion of the exchange offer are and will be fully paid, and all of our shares to be issued in the exchange offer will be issued as fully paid. In accordance with Bermuda law, and subject to any contrary provision in any agreement between us and our shareholders, in relation to fully-paid shares of our company, no shareholder shall be obliged to contribute further amounts to the capital of our company, either in order to complete payment for their shares, to satisfy claims of creditors of our company, or otherwise; and no shareholder will be bound by an alteration of the memorandum of association or by-laws of our company after the date on which he or she became a shareholder, if and so far as the alteration requires him or her to take, or subscribe for additional shares, or in any way increases his or her liability to contribute to the share capital of, or otherwise to pay money to, our company.

Pursuant to our by-laws, and subject to the requirements of any stock exchange on which our shares are listed, our board of directors is authorized to issue any of our authorized but unissued share capital.

B. Memorandum and By-laws

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

Issued Share Capital

Under our by-laws, the holders of our class A common shares and class B common shares will be offered the preemptive right to purchase, in the first instance, on a pro rata basis according to their ownership interests, additional shares in the event of any increase in share capital. However, this preemptive right may be waived by (1) a majority of our board of directors in the case of an offering (whether or not registered under the Securities Act) or (2) a majority of the independent directors on our board of directors in any circumstance.

Pursuant to and in accordance with the Notice to the Public dated June 1, 2005 issued by the Bermuda Monetary Authority, there is no limitation on the right of non-residents of Bermuda to hold our shares as long as we remain listed on the NYSE.

Common Shares

Holders of class A common shares are entitled to one vote per share on all matters submitted to a vote of shareholders in general meeting. Holders of class B series 1 common shares or class B series 2 common shares are entitled to ten votes per share on all matters submitted to a vote of shareholders in general meeting, except as otherwise provided by our by-laws.

Except for the conversion provisions relating to our class B common shares, holders of our class A common shares and class B common shares have no redemption, conversion or sinking fund rights. Unless a different majority is required by law or by our by-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding-up, the holders of class A common shares and class B common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Under our by-laws, we may, subject to the affirmative vote of a majority of our board of directors and, in certain circumstances as provided for in our by-laws, a majority of our class A common shares and class B common shares, each voting as a separate class, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. There are no outstanding preference shares, and we have no present plans to issue any preference shares.

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

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by 66-2/3% of our board of directors based on the medical determination of two internationally-recognized certified physicians that he is permanently mentally incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our by-laws:

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

Transfer of Shares

Our board of directors may, in its discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to register the transfer of a share unless the instrument of transfer for such share is duly stamped (if required by law), is in respect of one class of shares, is in favor of less than 5 persons jointly and is accompanied by the relevant share certificate (if one has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Any transfer of beneficial ownership of class B series 1 common shares or class B series 2 common shares not registered with the company will be null and void. For a period of three years following our initial public offering (August 16, 2007), holders of our class B series 2 common shares may not transfer less than all of the class B series 2 common shares that they own. Subject to these restrictions as are more fully set out in our by-laws a holder of shares in the company may transfer the title to all or any of such holder’s shares in the company by completing a form of transfer in such form as our board of directors may reasonably approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share, our board of directors may accept the instrument signed only by the transferor. The board may also accept mechanically executed transfers.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company as of the date of deposit carries the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our by-laws provide that the chairman of the Board may call an annual general meeting or a special general meeting. Special general meetings of the shareholders may also be convened by our board of directors.

Under our by-laws, at least 10 clear days notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to receive notice of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if notice is served pursuant to Bermuda law in the manner provided by the Companies Act 1981. The quorum required for a general meeting of shareholders is two or more persons present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting power of the shares in the Company which by their terms carry the right to vote.

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

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association and any alteration to its memorandum of association. The shareholders have the additional right to inspect the by-laws of the company, minutes of general meetings and the company’s audited consolidated financial statements, which audited financial statements must be presented at the annual general meeting unless waived in accordance with the provisions of the Companies Act 1981. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our by-laws provide that our board of directors must consist of between five and eleven directors or such greater number as the board may determine. Our board of directors currently consists of eleven directors. Our by-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules promulgated by (1) the U.S. Securities and Exchange Commission under the Exchange Act and (2) by the NYSE or any other principal securities exchange on which the class A common shares are so listed).

Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. There is also no requirement under Bermuda law or in our by-laws that our directors must retire at a certain age.

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

Our by-laws provide that a director may be removed with or without cause by a majority of the other directors then in office. Our by-laws also provide that a director may be removed for cause by the affirmative vote of the holders of a majority of the shareholder votes cast at a general meeting at which a quorum is present, provided notice is given to the director of the shareholders general meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of the holders of a majority of the aggregate voting power of the shares of the Company which carry the right to vote on all matters submitted to shareholders, provided notice is given to the director of the general meeting convened to remove the director, which notice must contain a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. As long as a director has made a written request deposited at the registered office of the Company pursuant to the Companies Act 1981, a director is entitled to attend the general meeting and be heard at any general meeting called for his removal.

So long as a quorum remains in office, our board of directors may fill any casual vacancy occurring.

Proceedings of Board of Directors

Our by-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our by-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided that he or she discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our by-laws provide that a director is entitled to be counted in the quorum, but may not vote in respect of any such contract or arrangement in which he or she is interested. Under Bermuda law, a director (including the spouse or children of the director or any company (other than a company which is a holding company or a subsidiary of the company making the loan) of which such director, spouse or children own or control, directly or indirectly, more than 20% of the total capital or loan debt) cannot borrow from us without the consent of any shareholders holding in the aggregate not less than 90% of the total voting rights of all shareholders having the right to vote at any general meeting of the shareholders.

Waiver of Claims by Shareholders; Indemnification of Directors and Officers

Our by-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We understand that, in the opinion of the staff of the SEC, the operation of this provision as a waiver of the right to sue for violations of U.S. federal securities laws would likely be unenforceable in U.S. courts.

Our by-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty.

Amalgamations and Other Business Combinations

Under Bermuda law, the amalgamation or other business combination of a Bermuda company with another company (other than certain affiliated companies), unless the by-laws otherwise provide requires the amalgamation or other business combination to be approved by a majority of the Bermuda company’s board of directors and by a majority of 75% of those voting at the general meeting of the Bermuda company. The quorum for the shareholder approval is two persons holding or representing at least one-third of the issued shares of the Company.

Our by-laws provide that an amalgamation or other business combination (as defined in our by-laws) (other than with a wholly-owned subsidiary) that has been approved by our board of directors must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum must be two persons representing the holders of more than 45% of the aggregate voting power of the paid-up and outstanding shares carrying the right to vote. Any amalgamation or other business combination (as defined in our by-laws) not approved by our board of directors must be approved by resolution passed by 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

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

In addition to any affirmative vote required by law or our by-laws, a specified transaction with any interested shareholder will require the affirmative vote of not less than 66 2/3% of the aggregate voting power of the voting shares, voting together as a single class, excluding voting shares beneficially owned by any interested shareholder. Alternatively, a specified transaction may proceed with any affirmative vote required by law or our by-laws if the following principal conditions are satisfied in relation to common shares: (1) the approval of a majority of directors who are not affiliates of the interested shareholder; and (2) the aggregate amount of the cash and the fair market value as of the date of the consummation of the specified transaction of consideration other than cash to be received by the holder of common shares in such specified transaction shall be at least equal to the highest per share amount paid by the interested shareholder within a two-year period immediately prior to the first public announcement of the proposed specified transaction; or in the transaction in which he or she became such an interested shareholder (whichever is higher) or, if higher, the closing sales prices of such shares on the NYSE on the announcement date for the specified transaction or on the date of the transaction in which he or she became such an interested shareholder.

For purposes of our by-laws, an “interested shareholder” includes, among others, any person who is or has publicly disclosed an intention to become the beneficial owner of shares representing 10% or more of our aggregate voting power of the voting shares.

Non-Competition Provision Applicable to Brazil

Our by-laws provide that we will operate and conduct business in Brazil exclusively through Cosan and its subsidiaries, and we will not compete, directly or indirectly, with Cosan in Brazil, unless otherwise approved by a majority of our independent directors.

Amendment of Memorandum of Association and By-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Our by-laws provide that no by-law will be rescinded, altered or amended, unless it has been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of rescission, alteration or amendment to the by-laws relating to interpretation, rights of shares, modification of rights, indemnity of directors and officers, amalgamations and other business combinations, specified transactions involving interested shareholders, our discontinuation into another jurisdiction, tag-along rights and amendment or alterations of by-laws, the required resolutions must include the affirmative vote of at least 66 2/3% of our directors then in office and holders of at least 66 2/3% of class A common shares and at least a majority of class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class. In the case of rescission, alteration or amendment to the by-laws relating to the transmission of shares upon the death of a holder of class B series 1 shares, election of directors, the removal of directors, the increase of share capital and the alteration of share capital, the requisite affirmative votes are a majority of the directors then in office and holders of a majority of each of class A common shares and class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class.

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

Modification of Rights

While we have more than one class of shares and more than one series of class B common shares, the rights attaching to any class or series, unless otherwise provided for by the terms of issue of the relevant class or series, may be modified with the consent in writing of the holders or the approval of the votes cast at a general meeting representing not less than 66- 2/3 % of the aggregate voting power of the shares in issue and not less than 75% of the aggregate voting power of the issued shares of that class or series, as the case may be. The quorum for any such general meeting will be two or more persons holding or representing by proxy one-third of the voting power of the issued shares of the class or series, as the case may be. Our by-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those new shares, vary the rights attached to existing shares.

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

Capitalization of Profits and Reserves

Pursuant to our by-laws, our board of directors may capitalize any part of the amount of our share premium account or any reserve or fund which is available for distribution by either: (1) paying up unissued shares to be allotted on a pro rata basis to shareholders as fully paid bonus shares; or (2) paying up in full partly paid shares of those shareholders who would be entitled to such sums if they were distributed by way of dividend or other distribution (or partly in one way and partly the other) provided that a share premium account may be applied only in paying up of unissued shares to be issued to such shareholders as fully paid.

Untraced Shareholders

Our by-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable inquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

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

Anti-takeover Effects Of Our By-laws

Our by-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•
the affirmative vote of a majority of our directors then in office and a majority of all votes cast at a general meeting or, if not approved by a majority of the directors in office, at least 66 2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “—Tag-Along Rights”.

C. Material Contracts

On August 25, 2010, we entered into a definitive agreement, or the Framework Agreement, for the creation of the Joint Venture with Shell. The transaction closed on June 1, 2011. Pursuant to the Joint Venture, Cosan and its subsidiaries contributed their sugar and ethanol businesses, their energy cogeneration business, their fuel distribution business and their interests in certain ethanol logistics facilities at the Port of Santos and transferred debt minus cash and cash equivalent of approximately R$5,596.2 million to the Joint Venture. Shell and its affiliates contributed their Brazilian fuel distribution business, their Brazilian aviation fuels business, their beneficial interest in two companies (Iogen Corp. and Codexis, Inc.) involved in the research and development of biomass fuel, including ethanol, and a capital contribution resulting in cash proceeds to the Joint Venture of approximately US$1.6 billion.

Cosan and its subsidiaries retained, and therefore did not contribute to the Joint Venture, their lubricants manufacturing and marketing business, their sugar logistics business, their land prospecting and development business, the right to conduct their own sugar trading business globally and their sugar retail brands. Additionally, we have elected to retain, and not contribute to the Joint Venture, the operation of our sugar retail business. Shell and its affiliates retained and did not contribute to the Joint Venture their exploration and production, chemicals and gas and power businesses in Brazil, their lubricants manufacturing and marketing business, their trading business and the Shell brand (which has been licensed to the Joint Venture for use in its downstream business, including retail in Brazil).

The Joint Venture consists of three separate legal entities.

Raízen Energia Participações S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan and its subsidiaries own 51% of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 49% of this entity’s voting shares.

Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. The resulting company has a network of approximately 4,500 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan and its subsidiaries own 49% of the voting shares, whereas Shell and its affiliates own 51% of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

The closing of the Joint Venture occurred on June 1, 2011, however, the transaction is still subject to regulatory review and imposes certain post-closing obligations on the parties, including but not limited to the receipt of CADE antitrust approval. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Joint Venture—We cannot provide any assurance that we will obtain the Brazilian antitrust approval to continue to operate the Joint Venture on acceptable terms or predict whether the approval will impose conditions on our businesses in connection with the transaction.”

The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the Framework Agreement, which is filed as Exhibit 4.3 as amended by the First Amendment to the Framework Agreement entered into on April 7, 2011, and the Second Amendment to the Framework Agreement entered into on June 1, 2011 which are filed as Exhibits 4.4 and 4.4, respectively.

In the event that Raízen Energia or Raízen Combustíveis seek external financing, they shall provide financial support to each other, including by way of advancing funds to each other and guaranteeing each other’s debt obligations, in each case to the extent approved by the Supervisory Board and consistent with the business plan.

The Joint Venture is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels. The executive board of the Joint Venture is overseen by the supervisory board. The supervisory board is responsible for appointing members of the executive board and monitors the activities and reports of the executive board. The supervisory board consists of three directors nominated by Cosan and three directors nominated by Shell. Our chairman, Rubens Ometto Silveira Mello, is the chairman of the supervisory board. Cosan and Shell have each designated a shareholder representative who is responsible for determining the Joint Venture’s strategic priorities and resolving any deadlock within the supervisory board. Our shareholder representative is Rubens Ometto Silveira Mello.

Other Agreements

Shell and Cosan have entered into other definitive agreements, among others, concerning the scope of the Joint Venture, the governance and management of the Joint Venture and the granting of reciprocal put and call options concerning their interests in the Joint Venture. Each of these agreements was entered into on June 1, 2011.

The shareholders’ agreements for Raízen Energia and Raízen Combustíveis establish the scope and governance of the Joint Venture, as well as its dividend policy. The agreements provide that the scope of the Joint Venture is the global production of sugar cane-based ethanol and sugar and the distribution, commercialization and sale of fuel products within Brazil. Cosan, Shell and their respective affiliates are prohibited from competing with the Joint Venture as long as they remain shareholders of the Joint Venture (subject to customary exceptions).

The shareholders’ agreements provide that the Joint Venture will be governed by supervisory boards that are composed of six members: three nominated by Cosan, with Mr. Rubens Ometto Silveira Mello acting as chairman, and three nominated by Shell. Most decisions by the supervisory boards require a quorum of two members and are generally made by a majority present and voting. Certain significant matters, however, will require the consent of five of the six or four of the six members, as the case may be.

The matters which require the consent of five of the six or four of the six members include but are not limited to the following:

•	setting the general strategic guidelines and direction for the Joint Venture and amending and updating the Joint Venture’s business plan;

•	appointing, removing or terminating members of the executive board;

•	determining the compensation and benefits of certain employees;

•	amending key policies and procedures of the Joint Venture;

•	adopting or amending the annual and capital budgets;

•	instituting or settling any litigation or dispute in excess of a specified sum or which could damage the reputation of the Joint Venture, Cosan or Shell;

•	selling, assigning, transferring or encumbering assets of the Joint Venture outside of the ordinary course of business in excess of a specified amount;

•	entering into transactions (including mergers, stock purchases or asset purchases) of which the value or purchase price exceeds a specified amount;

•	making capital expenditures in excess of a specified amount, subject to certain exceptions;

•	submitting any matters, including financial statements and reports, to the meeting of the Joint Venture’s shareholders;

•	entering into any contract, agreement or instrument outside of the ordinary course of business and that provides for payments in excess of a specified amount;

•	entering into material amendments, modifications or waivers or terminating any contract where payment obligations exceed a specified amount;

•	making any decision to borrow money or guarantee the payment or performance of any obligation in excess of a specified amount or to prepay indebtedness of a specified amount;

•	creating any encumbrance over or the issuance of any Joint Venture securities or any option relating to any Joint Venture securities, subject to certain exceptions;

•	approving the credit limits or the extension of credit to any customer of the Joint Venture in excess of a specified amount; and

•	entering into, amending, terminating or renewing any insurance policy.

If the supervisory boards cannot reach a decision with respect to a matter that is their responsibility, one representative of Cosan and one representative of Shell will meet to attempt to resolve the matter. Any decision by these shareholder representatives must be unanimous. If the shareholder representatives cannot reach a joint decision, no decision would be taken or effected and the status quo would prevail.

Additionally, certain matters require the consent of the shareholders of the Joint Venture. These matters include, but are not limited to, removal of any member of a supervisory board; approval of supervisory board resolutions relating to dividend payments; approval of management accounts and financial statements; amendments to the by-laws of Raízen Energia or Raízen Combustíveis; and issuance of securities by the Joint Venture.

The shareholders’ agreements provide that a shareholder may lose certain governance rights if it fails to make capital contributions that may be required pursuant to the shareholders’ agreements or to make certain payments required pursuant to the Framework Agreement. If the delinquent party pays or contributes such amounts in full within a specified cure period, the respective governance rights of the shareholders are returned to their original state prior to any such delinquency.

The day-to-day management of the Joint Venture is conducted by the executive boards, composed of a chief executive officer and other senior executive officers. The shareholders’ agreements set forth the various functions and responsibilities of the chief executive officer and senior management, as well as the actions that may be taken by the executives without the approval of the relevant supervisory board.

D. Exchange Controls

See “Item 9. The Offer and Listing—A. Offer and Listing Details”.

E. Taxation

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of owning and disposing of our common shares. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds our common shares as capital assets for tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities;

•	holding common shares as part of a “straddle,” integrated transaction or similar transactions;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity;

•	a person that owns or is deemed to own ten percent or more of our voting stock; or

•	a person who acquires our common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If you are a partnership for U.S. federal income tax purposes holding common shares, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and upon the activities of your partnership.

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

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your common shares, and the balance in excess of adjusted basis will be treated as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, will be taxable at favorable rates, up to a maximum rate of 15%, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in your income on the date you receive them.

Sale or Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if you held those shares for more than one year at the time of disposition.  The amount of gain or loss will be equal to the difference between your tax basis in the shares disposed of and the amount realized on the disposition.  The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”  Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions.  Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended March 31, 2011.  However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which you held our common shares, gain recognized by you on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of common shares exceeded 125% of the average of the annual distributions on common shares received by you during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares. You should consult your tax adviser to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the 15% tax rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (1) you are an exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  You should consult your tax adviser regarding the effect, if any, of this legislation on your ownership and disposition of our common shares.

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

We also file consolidated financial statements and other periodic reports with the CVM located as Rua Sete de Setembro, 111, Rio de Janeiro, Brazil 20159-900.

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

Based on the sugar sales volumes in fiscal year 2011, a hypothetical 10% decrease in unhedged prices would reduce our sugar net sales by approximately R$245.9 million in fiscal year 2011 (R$ 241.1 in fiscal year 2010) as set forth below.

	Fair Value - Net Sales	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of R$ )	(thousand tons of sugar or thousand liters of ethanol)	(in millions of R$)
Sugar sales volumes in the twelve months ended March 31, 2011	3,853.4	4,290.8	245.9
Hedged sugar position at March 31, 2011 (*)	1,679.2	1,831.6	—
VHP sugar	1,662.4	1,813.2	—
White sugar	16.8	18.3	—
Unhedged sugar position at March 31, 2010	2,174.1	2,459.2	245.9
Total unhedged position at March 31, 2011	2,174.1	2,459,2	245.9

(*)	includes derivative futures and firm commitments with customers where there are already fixed prices for the sugar to be sold.

For risk management purposes and to evaluate our overall level of commodity price exposure, we further reduce our exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that we purchase from growers and sugarcane harvested from leased land, as we pay for the lease costs in TSR. Unlike sugarcane harvested from our own land, the price of sugarcane supplied by growers or the lease payments we incur to produce sugarcane harvested by us from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to our sugar price exposure. When we acquire sugarcane from growers, we take samples from the delivered sugarcane to measure its sugar content and pay only for the TSR that we acquire according to a formula established by CONSECANA. In addition, the lease payments are also calculated based on an established TSR volume and a price calculated using the CONSECANA formula. Based on the foregoing, we believe that as of March 31, 2011 a hypothetical 10% decrease in prices would increase our net commodities risk by R$ 39.3 million (R$294.4 as of March 31, 2010) as set forth below.

	Fair Value - Net Sales	Commodities Risk - 10% Price Decrease
	(in millions of R$)	(in millions of R$)
Total unhedged position at March 31, 2011	2,459.2	245.9
Sugarcane supplied by growers in fiscal year 2011	1,075.8	(107.6)
Sugarcane from leased land in fiscal year 2011	989.6	(99)
Net unhedged position at March 31, 2011	393.8	39.3

As of March 31, 2011, we had entered into hedging agreements with respect to 1,506.8 thousand tons of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$18.96 per pound and 65 thousand tons of refined sugar at an average fixed price of US$595.78 per ton.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of March 31, 2011. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total US dollar contract amount by expected maturity dates.

On Balance Sheet Commodity Position and Related Derivatives:

Derivatives	Future Exchange	Contract	Screen	Expiration Date	Strike	Number of contracts	Avg. Price	Settlement Price	Notional	Carrying Amount	Fair Value
					(¢US$/lb)	lots	US$/ton	US$/ton	(tons)	(R$’000)	(R$000)
Future contracts – sell commitments	LIFFE	Sugar #5	Jun 2011	May 1, 2011	—	463	701.30	711.70	—	26,442	(302)
Future contracts - sell commitments	NYBOT	#11	Jun 2011	May 1, 2011	—	4,099	26.82	27.11	—	200,552	(2,154)
Future contracts – sell commitments	NYBOT	#11	Aug 2011	Jul 1, 2011	—	10,253	22.70	25.04	—	424,617	(43.705)
Future contracts – sell commitments	NYBOT	#11	Nov 2011	Oct 1, 2011	—	10,107	21.08	24.16	—	388,694	(56,734)
Future contracts - sell commitments	NYBOT	#11	Apr 2012	Mar 1, 2012	—	2,749	24.32	23.76	—	121,973	2.827
Total future contracts - sell commitments										1,162,278	(100,159)
Future contracts - buy commitments	NYBOT	#11	Jun 2011	May 1, 2011	—	1,100	24.71	27.11	—	(49,591)	4,807
Future contracts - buy commitments	NYBOT	#11	Aug 2011	Jul 1, 2011	—	150	24.80	25.04	—	(6,786)	66
Future contracts - buy commitments	NYBOT	#11	Nov 2011	Oct 1, 2011	—	1,000	22.10	24.16	—	(40,314)	3,758
Future contracts - buy commitments	NYBOT	#11	Apr 2012	Mar 1, 2012	—	1,654	16.26	23.76	—	(49,064)	22.623
Total Future contracts - buy commitments										(145,755)	31.253
Subtotal futures										1,016,524	(68,906)
Call options – written	NYBOT/OTC	#11	Nov 2011	Oct 1, 2011	21.00	850	0.64	4.23	—	985	(6,559)
Call options – written	NYBOT	#11	Nov 2011	Oct 1, 2011	21.50	1,100	1.82	3.90	—	3,651	(7,826)
Call options – written	NYBOT	#11	Aug 2012	Jul 1, 2012	31.00	2,000	0.32	1.26	—	1,177	(4,597)
Put options – purchase	NYBOT/OTC	#11	Nov 2011	Oct 1, 2011	18.00	850	0.64	0.37	—	985	574
Put options – purchase	NYBOT/OTC	#11	Nov 2011	Oct 1, 2011	18.50	1,100	1.78	0.46	—	3,566	923
Subtotal options										10,364	(17,484)
Total commodities derivatives										1,026.888	(86,390)

Interest Rate Risk

We have fixed and floating rate indebtedness, and, therefore, we are exposed to market risk as a result of changes in interest rates. We engage in interest rate-related hedging transactions from time to time to hedge certain interest rate risk exposures. As of March 31, 2011, 43%, or R$ 3.1 billion (54% or R$ 3.2billion as of March 31, 2010) of our consolidated total debt outstanding was fixed rate debt. Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our variable rate debt indexed to the London Interbank Offered Rate, or “LIBOR”, the Long-Term Interest Rate (Taxa de Juros ao Longo Prazo), or “TJLP”, IGP-M and Interbank Deposit Certificate (Certificado de Depósito Interbancário), or “CDI”. Based on the amount of our floating-interest rate indebtedness at March 31, 2011, net of the swap derivative exchanging Libor to a fixed interest rate, a hypothetical 10% increase in market interest rates would increase our interest expense by approximately R$11.3 million in 2011 (R$14.2 million or US$8 million in fiscal year 2010).

Foreign Currency Exchange Rate Risk

A significant part of our revenues in the Sugar and Ethanol segment are denominated in US dollars. To manage exchange rate risk, we have debt denominated in US dollars and we also enter into derivative contracts with various counterparties to protect ourselves against a possible appreciation of the real in relation to the US dollar. At March 31, 2011, we had outstanding currency derivatives fair valued at R$ 9.8 million (R$ 52.8 or US$29.6 million in fiscal year 2010) which were represented by forward, future, swap and put option contracts as disclosed in Note 26 of our consolidated financial statements attached hereto. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the US dollar would increase our export sales by approximately R$ 454.5 million per year, based on the level of our total export sales for the year ended March 31, 2011, before considering the effects on US dollar derivative contracts and other assets/ liabilities dollar denominated, as set forth below:

	Notional amount/ Quantity		Estimated Fair value Asset (Liability)		Foreign Exchange Gain/ Loss – 10% FX rate Increase
US dollar financial instruments outstanding as at March 31, 2011:	(in millions of R$)
Denominated debt	R$	3,750,783	R$	3,750,783	R$	375,078

Denominated derivative financial instruments (net)	R$	580,395	R$	9,783	R$	79.451
- Future sale commitments	R$	(114,204)	R$	(117)	R$	(117)
- Future purchase commitments	R$	(246,970)	R$	(13,033)	R$	(31,484)
- Forward sale commitments	R$	941,570	R$	22,932	R$	111,052

Net potential impact					R$	454,529

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

As of March 31, 2011, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2011 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established on Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of March 31, 2011.

Management’s report on internal control over financial reporting appears on page F-1. The consolidated financial statements and internal control over financial reporting have been audited by Ernst & Young Terco Auditores Independentes S.S., or “Ernst & Young”, an independent registered public accounting firm.

(c) Attestation Report of the Registered Public Accounting Firm

See Report Of Independent Registered Public Accounting Firm on page F-2.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially or significantly affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, approving related party transactions, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and Hélio França Filho.

These members are independent, and our board of directors has determined that both Marcus Vinicius Pratini de Moraes and Mailson Ferreira da Nóbrega are “Audit Committee Financial Experts” in accordance with SEC rules and regulations.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by Ernst & Young for services performed in fiscal year 2011 and fiscal year ended March 31, 2010.

	At March 31,
	2011		2010
	(in thousands of reais)
Audit fees	R$	4,753	R$	4,869
Audit related fees		1,352		904

All other fees		120		100
Total consolidated audit fees	R$	6,225	R$	5,873

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements submitted on Form 6-K.

Audit-Related Fees

Audit-related fees are fees charged by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal year 2011and fiscal year 2010 Additionally, audit related fees include comfort letters, statutory audits, consents and other services related to SEC matters.

All Other Fees

Ernst & Young other fees refer to other assurance services regarding the review of the sustainability report.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Young that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

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

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)

1.2	By-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)

2.1
Indenture dated as of October 25, 2004 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated as of February 6, 2006 among Cosan S.A. Indústria e Comércio, as issuer, FBA—Franco Brasileira S.A. Açúcar e Álcool and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, JPMorgan Chase Bank, N.A., as trustee, JPMorgan Trust Bank Ltd., as principal paying agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.3
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.4
Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F for the year ended March 31, 2009)

2.5
Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent.

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009)

4.3
Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Cumbustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A. (“Framework Agreement”) (incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F for the year ended March 31, 2010)

4.4	First Amendment to the Framework Agreement, dated as of April 7, 2011.

4.5	Second Amendment to the Framework Agreement, dated as of June 1, 2011.

4.6
Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011.

4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A and Raízen S.A.

4.8	Shareholders Agreement of Raizen Combustiveis S.A., dated as of June 1, 2011.

4.9	Shareholders Agreement of Raizen Energia Participacoes S.A., dated as of June 1, 2011.

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

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

Date:         September 30, 2011

Consolidated Financial Statements

Cosan Limited

March 31, 2011 and 2010

COSAN LIMITED

Consolidated Financial Statements

March 31, 2011 and 2010

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with .authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

As disclosed in note 11 of its consolidated financial statements, the Company acquired Cosan Araraquara Açúcar e Álcool Ltda and Logispot Armazéns Gerais S.A. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Cosan Araraquara Açúcar e Álcool Ltda and Logispot Armazéns Gerais S.A. from this evaluation, which are included in the 2011 consolidated financial statements of Cosan Limited and constituted combined amounts of R$637,853 and R$85,973 of total and net assets, respectively, as of March 31, 2011 and R$7,239 of revenues and R$4,576 of net loss for the year then ended.

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

Management assessed the effectiveness of the company's internal control over financial reporting as of March 31, 2011 , based on the criteria set forth by the COSO - Committee of Sponsoring Organization of the Treadway Commission in Internal Control - Integrated Framework. Based on that assessment management has concluded that as of March 31, 2011, the Company's internal control over financial reporting is effective.

Management's assessment of the effectiveness of the company's internal control over financial reporting as of March 31, 2011 has been audited by Ernst & Young Terco Auditores Independentes S.S., the company's independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rubens Ometto Silveira Mello
Rubens Ometto Silveira Mello
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cosan Limited

We have audited Cosan Limited’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cosan Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cosan Araraquara Açúcar e Álcool Ltda and Logispot Armazéns Gerais S.A., which are included in the 2011 consolidated financial statements of Cosan Limited and constituted combined amounts of R$637,853 and R$85,973 of total and net assets, respectively, as of March 31, 2011 and R$7,239 of revenues and R$4,576 of net loss for the year then ended. Our audit of internal control over financial reporting of Cosan Limited also did not include an evaluation of the internal control over financial reporting of Cosan Araraquara Açúcar e Álcool Ltda and Logispot Armazéns Gerais S.A..

In our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Cosan Limited as of March 31, 2011 and 2010 and April 1, 2009, and the related consolidated statements of income, equity, and cash flows for each of the two years in the period ended March 31, 2011 and our report dated June 6, 2011 expressed an unqualified opinion thereon.
/s/ Luiz Carlos Nannini
Partner

ERNST & YOUNG TERCO
Auditores Independentes S.S.

São Paulo – SP, Brazil
June 6, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated statements of financial position of Cosan Limited and subsidiaries as of March 31, 2011 and 2010 and April 1, 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the two years in the period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries as of March 31, 2011 and 2010 and April 1, 2009 and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2011, in conformity with International Financial Reporting Standards – IFRS, as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cosan Limited's internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2011, expressed an unqualified opinion thereon.

/s/ Luiz Carlos Nannini
Partner

ERNST & YOUNG TERCO
Auditores Independentes S.S.

São Paulo – SP, Brazil
June 6, 2011

COSAN LIMITED

Consolidated statements of financial position
March 31, 2011, 2010 and April 1, 2009
(In Thousands of Reais)

	Note	March 31, 2011	March 31, 2010	April 1, 2009
Assets
Current
Cash and cash equivalents	4	1,271,780	1,110,766	1,177,936
Restricted cash	5	187,944	44,972	11,757
Accounts receivable	7	594,857	766,415	599,163
Derivatives	26	55,682	230,561	17,022
Inventories	8	670,331	612,683	719,656
Advances to suppliers		229,325	201,573	206,032
Related parties	10	14,669	27,246	57,232
Recoverable taxes	9	374,991	327,864	265,417
Other current assets		81,023	76,672	69,508
		3,480,602	3,398,752	3,123,723

Non-current
Deferred income taxes	18	715,333	686,139	809,218
Advances to suppliers		46,037	63,741	48,035
Related parties	10	91,954	81,411	-
Recoverable taxes	9	55,066	45,018	21,374
Judicial deposits		218,371	167,562	171,266
Other financial assets	6	420,417	355,370	303,467
Other non-current assets		449,282	455,293	402,987
Equity method investments	12	304,142	260,814	323,077
Biological assets	13	1,561,132	963,244	754,231
Property, plant and equipment	14	7,980,524	6,114,531	3,923,623
Intangible assets	15	3,889,575	3,825,367	2,909,856
		15,731,835	13,018,490	9,667,134

Total assets		19,212,437	16,417,242	12,790,857

	Note	March 31, 2011	March 31, 2010	April 1, 2009
Liabilities
Current
Current portion of long-term debt	16	957,134	839,529	1,452,297
Derivatives	26	132,289	76,703	66,895
Trade accounts payable		558,766	569,399	456,116
Salaries payable		183,560	141,584	93,156
Taxes payable	17	245,284	215,862	168,596
Dividends payable		72,229	43,982	-
Related parties	10	41,163	16,105	4,458
Other current liabilities		190,381	183,034	85,570
		2,380,806	2,086,198	2,327,088
Non-current
Long-term debt	16	6,274,895	5,136,529	3,232,736
Taxes payable	17	639,071	592,854	328,760
Legal proceedings	19	666,282	611,983	1,277,165
Related parties	10	4,444	-	711
Pension	27	24,380	-	65,108
Deferred income taxes	18	1,510,965	1,122,408	528,969
Other non-current liabilities		382,897	375,344	362,393
		9,502,934	7,839,118	5,795,842

Equity
Common stock	21	5,328	5,328	5,328
Capital reserve		3,668,218	3,654,446	3,661,040
Accumulated earnings (losses)		887,336	535,724	(170,370)
Equity attributable to owners of the Company		4,560,882	4,195,498	3,495,998
Equity attributable to non-controlling interests		2,767,815	2,296,428	1,171,929
Total equity		7,328,697	6,491,926	4,667,927
Total liabilities and equity		19,212,437	16,417,242	12,790,857

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated income statements
Years ended March 31, 2011 and 2010
(In thousands of Reais, except otherwise stated)

	Note	2011		2010
Net sales	22		18,063,480		15,336,055
Cost of goods sold	23		(15,150,079)		(13,271,331)
Gross profit			2,913,401		2,064,724

Operational income /(expenses)
Selling	23		(1,026,000)		(862,726)
General and administrative	23		(545,450)		(501,676)
Other, net	25		(33,828)		37,523
Gain on tax recovery program	17		-		270,333
			(1,605,278)		(1,056,546)
Income before financial results, equity income of associates and income taxes			1,308,123		1,008,178

Equity income of associates	12		25,187		4,178
Financial results, net	24		(151,146)		493,441
			(125,960)		497,619
Income before income taxes			1,182,164		1,505,797
Income Taxes
Current	18		(85,437)		(78,381)
Deferred	18		(329,071)		(344,923)

Net income for the year			767,656		1,082,493

Net income attributable to non-controlling interests			(296,750)		(376,399)
Net income attributable to Cosan			470,906		706,094

Earnings per share (in Reais)	21
Basic and diluted		$	R1.74	$	R2.61

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of changes in equity
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

		Capital reserve
	Common stock	Additional paid-in capital	Other components of equity	Accumulated earnings (losses)	Total	Non-controlling interests	Total ´ equity
April 1, 2009	5,328	3,723,728	(62,688)	(170,370)	3,495,998	1,171,929	4,667,927

Acquisition of Teaçu	-	100,143	-	-	100,143	207,368	307,511
Issuance of subsidiary shares to non-controlling interest	-	78,407	-	-	78,407	423,859	502,266
Acquisition of non-controlling interest subsidiary	-	(34,957)	-	-	(34,957)	(22,633)	(57,590)
Exercise of stock option	-	(4,450)	(20)	-	(4,470)	10,472	6,002
Exercise of common stock warrants	-	(43,641)	309	-	(43,332)	138,416	95,084
Acquisition of TEAS	-	-	-	-	-	15,873	15,873
Cumulative translation adjustment - CTA	-	-	(133,575)	-	(133,575)	(1,111)	(134,686)
Pension	-	-	25,739	-	25,739	16,317	42,056
Share based compensation	-	5,451	-	-	5,451	3,520	8,971
Net income	-	-	-	706,094	706,094	376,399	1,082,493
Dividends	-	-	-	-	-	(43,981)	(43,981)

March 31, 2010	5,328	3,824,681	(170,235)	535,724	4,195,498	2,296,428	6,491,926

Exercise of stock option	-	(1,018)	(44)	-	(1,062)	6,409	5,347
Treasury shares	-	(9,465)	-	-	(9,465)	(5,754)	(15,219)
Issuance of common stock by Rumo to non-controlling shareholders´	-	128,363	-	-	128,363	271,637	400,000
Acquisition of Logispot	-	-		-	-	64,277	64,277
Hedge accounting	-	-	(89,117)	-	(89,117)	(54,181)	(143,298)
Cumulative Translation Adjustment - CTA	-	-	(4,180)	-	(4,180)	131	(4,049)
Pension	-	-	(12,087)	-	(12,087)	(7,349)	(19,436)
Adjustment from impact recorded directly in equity of subsidiary	-	(522)	-	-	(522)	(821)	(1,343)
Share based compensation	-	1,842	-	-	1,842	1,119	2,961
Net income	-	-	-	470,906	470,906	296,750	767,656
Dividends	-	-	-	(119,294)	(119,294)	(100,831)	(220,125)

Balance at March 31, 2011	5,328	3,943,881	(275,663)	887,336	4,560,882	2,767,815	7,328,697

See accompanying notes to consolidated financial statements.

COSAN LIMITED

Consolidated statements of comprehensive income
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010

Net income of the period	767,656	1,082,493

Other Comprehensive Income (loss):
Exchange differences on translation of foreign operations - CTA	(4,049)	(134,685)
Net movement on cash flow hedges	(217,117)	-
Actuarial gains and losses on defined benefit plans	(29,447)	63,721
Income tax effects	83,830	(21,665)

Other comprehensive Income for the year, net of tax	(166,783)	(92,629)

Total comprehensive Income for the year, net of tax	600,873	989,864

Attributable to:
Owners of the Company	365,521	598,258
Non-controlling interests	235,351	391,606

See accompanying notes to consolidated financial statements.

COSAN LIMITED
Consolidated statements of cash flows
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010
Operating activities
Net Income	470,906	706,094
Non-cash adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation and amortization	742,307	644,635
Biological assets	234,799	438,454
Equity income	(25,187)	(4,178)
Gain on disposal of property, plant and equipment	(35,295)	(80,466)
Goodwill write off aviation business	-	41,066
Deferred income taxes	329,071	344,923
Provision for legal proceedings	26,859	25,829
Non-controlling interests	296,750	376,399
Share based compensation expenses	2,961	8,971
Gain on tax recovery program	-	(270,333)
Interest, monetary variations and foreign exchange variation, net	238,482	(185,280)
Other	4,584	(26,858)
	2,286,237	2,019,256
Change in assets/ liabilities
Accounts receivable	164,693	2,415
Restricted cash	(142,972)	(33,215)
Inventories	84,581	413,437
Taxes recoverable	(50,068)	(36,572)
Advances to suppliers	16,779	66,542
Suppliers	(32,361)	(46,515)
Salaries payable	36,224	30,565
Derivatives	13,347	(231,043)
Other assets/ liabilities, net	(49,219)	(9,043)

Net cash flows from operating activities	2,327,241	2,209,009

Investing activities
Acquisitions, net of cash acquired	(157,345)	(16,041)
Purchase of property, plant and equipment	(2,291,647)	(1,897,965)
Sugarcane planting and growing costs	(745,572)	(647,467)
Proceeds from sale of the aviation business	-	115,601
Proceeds from sale of other investments and property, plant and equipment	48,832	10,613

Net cash flows used in investing activities	(3,145,732)	(2,435,259)

COSAN LIMITED

Consolidated statements of cash flows (Continued)
Years ended March 31, 2011 and 2010
(In Thousands of Reais)

	2011	2010
Financing activities
Proceeds from long-term debt	2,719,522	3,471,462
Repayment of long-term debt	(1,971,579)	(3,148,837)
Capital increase	3,996	147,697
Cash proceeds from non-controlling interests	400,000	-
Share buy-back program (treasury shares)	(15,219)	-
Dividends paid	(193,095)	-
Cash from/ to related parties	37,072	(152,442)

Net cash flows from financing activities	980,697	317,880
Translation adjustments	(1,192)	(125,618)
Net increase in cash and cash equivalents	161,014	(67,170)
Cash and cash equivalents at the beginning of the year	1,110,766	1,177,936
Cash and cash equivalents at the end of the year	1,271,780	1,110,766

Supplemental disclosure of cash flow information:
Income taxes paid	(38,844)	(62,337)
Financial interest expenses paid	(450,051)	(388,854)
Issuance of shares for acquisition of Curupay	-	624,192
Issuance of subsidiary shares (Rumo) for acquisition of Teaçu	-	261,777

See accompanying notes to the consolidated financial statements.

COSAN LIMITED

Notes to the consolidated financial statements
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (NYSE – CZZ) and in the São Paulo Stock Exchange (Bovespa – CZLT11).  Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”) with a 62.2% interest.

Cosan S.A.’s primary activities are in the following business segments (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, (ii) Fuel Distribution and Lubricants: the marketing and distribution of fuel and lubricants, and the production of lubricants in Brazil, and (iii) Rumo: logistics services including transportation, port lifting and storage of sugar.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil and its interests on second generation ethanol research and development entities (Iogen and Codexis). Shell will also make a fixed cash contribution in the amount of approximately $1.6 billion over a two year period. The sugar logistics and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company signed the closing agreement to form the joint venture, named Raízen. During the year ended March 31, 2011, the joint venture did not impact Cosan´s financial statements except for the incurrance of costs and expenses related to its future formation.

2.	Summary of significant accounting policies

2.1	Basis of preparation

a) Statement of compliance

The consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

These financial statements for the year ended March 31, 2011 are the first Company has prepared in accordance with IFRS. Refer to Note 3 for information on how the Company adopted IFRS.

These consolidated financial statements were authorized for issue by the Audit Committee on June 6, 2011.

b) Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and biological assets that have been measured at fair value.

c) Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries, located in Brazil, operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency.

The financial statements of each subsidiary included in the consolidation and equity method investments are prepared based on the functional currency of each company. Cosan, certain subsidiaries and equity method investments with a functional currency other than Brazilian reais, had their assets and liabilities converted into Brazilian reais at the exchange rate as of year end and their revenues and expenses were converted by applying the average monthly rates.

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1.6287=US$1.00 at March 31, 2011, R$1.7810=US$1.00 at March 31, 2010, and R$2.3152=US$1.00 at March 31, 2009.

d) Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities at the end of the reporting period. Such estimates and assumptions are reviewed on a continuous basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

A significant change in the facts and circumstances on which judgments, estimates and assumptions are based, may cause a material impact on the results and financial condition of the Company. The significant judgments, estimates and assumptions are as follows:

Deferred income taxes and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see Note 18.

Biological assets

Biological assets are measured at fair value at each reporting date and the effects of changes in fair value between the periods are allocated directly to cost of goods sold. For further detail on the assumptions used see Note 13.

Intangible assets and property, plant and equipment (“P, P&E”)

The calculation of depreciation and amortization of intangible assets and P, P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in Note 15.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Share based payments

Cosan S.A. measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 29.

Pension benefits

The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about the assumptions used are included in Note 27.

Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date. Further details about the assumptions used in accounting for business combinations are included in Note 19.

Fair value of financial instruments

When the fair value of financial assets and liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. For further details on financial instruments refer to Note 26.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

2.2	Basis of consolidation

The following subsidiaries were included in the consolidated financial statements for the years ended March 31, 2011 and 2010:

	Ownership % direct and indirect
	2011	2010
Cosan S.A. Indústria e Comércio	62.2%	62.3%
Administração de Participações Aguassanta Ltda.	56.9%	57.0%
Cosan S.A Açúcar e Álcool	61.9%	62.0%
Águas da Ponte Alta S.A.	56.9%	62.0%
Vale da Ponte Alta S.A.	56.9%	62.0%
Agrícola Ponte Alta S.A.	61.9%	62.0%
Cosan Centroeste S.A. Açúcar e Álcool	61.9%	62.0%
Barra Bioenergia S.A.	61.9%	62.0%
Benálcool Açúcar e Álcool S.A.	61.9%	62.0%
DaBarra Alimentos S.A.	-	62.0%
Docelar Alimentos Bebidas S.A. (former Bonfim Nova Tamoio – BNT Agrícola Ltda.)	62.1%	62.0%
Barrapar Participações Ltda.	61.9%	62.0%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	61.9%	62.0%
Agrobio Investimentos e Participações S.A.	61.9%	62.0%
Bioinvestments Negócios e Participações S.A.	56.9%	62.0%
Executive Participações S.A.	61.9%	-
Proud Participações S.A.	62.1%	62.2%
Cosan Distribuidora de Combustíveis Ltda.	62.1%	62.2%
Cosan S.A. Bioenergia	62.2%	62.3%
Cosan Energia S.A.	62.2%	62.3%
Cosan Biotecnologia S.A.	62.1%	62.2%
Cosan International Universal Corporation	62.2%	62.3%
Cosan Finance Limited	62.2%	62.3%
CCL Finance Limited	62.2%	62.3%
Cosan Overseas Limited	62.2%	-
Cosan Cayman Limited	62.2%	-
Cosan Cayman Finance Limited	62.2%	-
CCL Cayman Finance Limited	62.2%	-
Grançucar S.A. Refinadora de Açúcar	-	62.3%
Cosan Combustíveis e Lubrificantes S.A.	62.2%	62.3%
Copsapar Participações S.A.	56.0%	56.0%
Novo Rumo Logística S.A.	57.8%	57.8%
Rumo Logística S.A.	43.3%	57.8%
Cosan Operadora Portuária S.A.	43.3%	57.8%
Teaçú Armazéns Gerais S.A.	43.3%	57.8%
Pasadena Empreendimentos e Participações S.A.	62.2%	62.2%
Teas Terminal Exportador de Álcool de Santos S.A.	41.5%	41.5%
Cosan Alimentos S.A. e empresas controladas	62.2%	62.2%
Cosan Araraquara Açúcar e Álcool Ltda. (former Usina Zanin Açúcar e Álcool Ltda.)	62.2%	-
Logispot Armazéns Gerais S.A.	31.7%	8.9%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Subsidiaries are fully consolidated from the date of acquisition, the date on which the Company obtains control, and continue to be consolidated until the Company ceases to have control of the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the subsidiaries and preparing the opening balance sheet as at April 1, 2009, except where indicated otherwise.  The April 1, 2009 balance sheet was prepared to reflect the transition to IFRS.

a)     Revenue recognition

Revenues from the sale of products or goods are recognized when the entity transfers to the buyer the significant risks and rewards incidental to ownership of the goods and merchandise, and when it is probable that the economic benefits associated with the transaction will flow to the Company. The sales prices are fixed based on purchase orders or contracts.

b)     Foreign currency transactions

Transactions in foreign currencies are initially recorded at the functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

c)     Financial instruments – Recognition initial and subsequent measurement

(i) Financial assets

Initial recognition and measurement

Financial assets are classified into the following categories: at fair value through profit or loss, held-to-maturity, available for sale and loans and receivables. The Company determines the classification of its financial assets upon initial recognition.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of financial assets.

Financial assets include cash and cash equivalents, restricted cash, accounts receivable, other receivables, marketable securities and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which can be as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and assets designated upon initial recognition at fair value through profit and loss. They are classified as held for trading if they were acquired with the purpose of selling or repurchasing in the short term. Derivatives are also measured at fair value through profit or loss, except those designated as hedging instruments. Interest, monetary and exchange variations and changes arising from the valuation at fair value are recognized in the income statement when incurred in the line of revenue or expense.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs.  Amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Held-to-maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the positive intention and ability to hold them to maturity. Interest, monetary, exchange rate, less impairment losses, if any, are recognized in income when incurred in the line of financial income/expense.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Available-for-sale financial assets

Financial assets available for sale are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) investments held to maturity or (c) financial assets at fair value through profit and loss.

Derecognition

A financial asset is derecognized when:

•	The rights to receive cash flows from the asset have expired; and
•
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received without material delay to a third party under a pass-through arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

(ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, carried at amortized cost.

The Company’s financial liabilities include payables to suppliers and other payables, loans and borrowings and derivative financial instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss and derivatives, except those designated as hedging instruments. Interest, monetary and exchange variations and changes arising from the valuation at fair value, where applicable, are recognized in the income statement when incurred.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are amortized or derecognized.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(iv) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. These techniques can include using recent market transactions (interest free) reference to the current fair value of other similar instruments, analysis of discounted cash flows or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 26.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(v) Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as forward currency contracts, interest rate swaps and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Derivatives designated in hedge transactions are initially recognized at fair value on the date on which the derivative is acquired, and subsequently also revalued to fair value. Derivatives are presented as financial assets when the instrument's fair value is positive and as liabilities when fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
•
Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and

•	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, Cosan S.A. formally designates and documents the hedge relationship to which Cosan S.A. wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges are expected to be highly effective in offsetting changes in fair value or cash flows, being continually assessed to determine whether they were actually highly effective over all the base periods for which they were intended.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in other operating expenses.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

Cosan S.A. uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 26 for more details.

COSAN LIMITED
Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Fair value hedge and hedges of a net investment

The Company does not hold derivative financial instruments designated in these types of operations.

d) Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days from date of issue, readily convertible into a known amount as cash and cash with insignificant risk of change in their market value.

The restricted cash relates mainly to deposits of margin requirements made with brokers who trade commodity derivative instruments linked to Cosan's derivatives instruments and financial transactions.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

e) Accounts receivable

Accounts receivable are receivables from customers and are reduced to their probable realizable value by a provision.

f) Inventories

Inventories are recorded at average cost of acquisition or production, not to exceed the net realizable value. Provisions for slow-moving or obsolete inventories are recorded when deemed necessary by management.

g) Equity method investments

Entities over which the Company exercises significant influence are accounted for by the equity method. Based on the equity method, investments are recorded on the balance sheet at cost, plus the changes following the acquisition of shares and the Company’s share of equity income or loss of the associate.

The income statement reflects the share of operating results of associates associate based on the equity method. When a change is recognized directly in equity of the associate, the Company recognizes its share of the variations, where applicable, statement of changes in equity.

The financial statements of associates are prepared for the same period of presentation of the Company even if the fiscal year is not coincidental. Where necessary, adjustments are made to conform to the accounting practices of the Company.

After applying the equity method, the Company determines whether it is necessary to recognize additional loss of recoverable value on the Company's investment in its associate. The Company determines, at each year end, if there is objective evidence that investment in associate loss suffered by the impairment. If so, the Company calculates the amount of loss on the impairment as the difference between the recoverable value of the associate and the book value and the amount recognized in the income statement.

When there is loss of significant influence over the associate, the Company evaluates and recognizes the investment at fair value at that moment.

The unrealized gains and losses resulting from transactions between the Company and associates are eliminated in accordance with the participation held in the associate.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

h) Biological assets

IAS 41 - Agriculture encompasses the accounting treatment of activities involving biological assets, which in the case of Cosan S.A., refers to the sugarcane plantations. Biological assets are recognized at fair value at each balance sheet date and the effects of changes in fair values between the periods are allocated to cost of goods sold. The sugarcane plantation is measured at fair value in accordance with the discounted cash flow method. The harvest of Cosan S.A. begins generally in April each year and ends in the months of November and December.

Cosan S.A.’s own land on which the biological asset is produced is accounted for in accordance with IAS 16 - Property, Plant and Equipment.

i) Property, plant and equipment (“P, P&E”)

Items of P, P&E are measured at historical cost of acquisition or construction, less accumulated depreciation and impairment when applicable.

Cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of assets constructed by the entity includes the cost of materials and direct labor, other costs to put the asset in location and condition necessary for them to be able to operate in the manner intended by management, and borrowing costs on qualifying assets. Borrowing costs relating to funds raised for work in progress are capitalized until these projects are completed.

The Company carries out the planned major maintenance activities at its plants on an annual basis in order to inspect and replace components. This occurs between January and March. The principal costs include maintenance costs for labor, materials, third party services and overhead allocated during the inter harvest period.

The estimated cost of a component of a piece of equipment that must be replaced each year is recorded as a component of cost of the equipment and depreciated over the following season. Costs of normal periodic maintenance are recorded as expenses when incurred since the components will not improve the production capacity or introduce improvements to equipment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Depreciation is calculated on a straight line method based on useful life of each asset, following the annual depreciation rates shown below:

Buildings and improvements	4%
Containers	25%
Machinery and equipment	3% to 10%
Agricultural machinery	10%
Industrial equipment and facilities	10%
Furniture and fixtures	10%
Computer equipment	20%
Vehicles	10% to 20%
Locomotives	3.3%
Rail cars	2.9%
Boats and aircrafts	10%

j) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

Finance leases which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement. A leased asset is depreciated over the useful life of the asset.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

k) Intangibles

(i) Goodwill

Under Brazilian GAAP, goodwill arising from business combinations that occurred before March 31, 2009 was amortized on a straight line basis over a period of 5 to 10 years. After March 31, 2009 any remaining balances or new goodwill were no longer amortized and subject to impairment testing.

The goodwill considered for IFRS purposes was the ending balance as of March 31, 2009 (under Brazilian GAAP), except for the goodwill arising from the acquisition of Cosan CL, for which IFRS 3 was applied.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Goodwill is maintained at its cost, less any impairment losses. Goodwill is tested annually for impairment. In order to perform impairment tests goodwill is compared to the recoverable amount of the related cash generating unit to which it was originally allocated.

(ii) Intangible assets with finite lives

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

l) Impairment

In accordance with IAS 36, the Company assesses annually whether there are indications of impairment in its long lived assets. If these indicators are identified, the Company estimates the recoverable amount of the assets. The recoverable amount of an asset or a group of assets is the greater of: (a) the fair value less estimated costs to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) from the continued use of the assets until the end of its useful life.

Regardless of the existence of indicators of loss of value, goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year.

When the book value of an asset exceeds its recoverable amount, the impairment loss is recognized as an operating expense in the income statement.

m) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

The Company capitalizes borrowing costs for all eligible assets where construction was commenced on or after April 1, 2009.

n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

o) Pension and other employment benefits

i)     Defined benefit pension plan

The Company, through its indirect subsidiary Cosan Combustíveis e Lubrificantes S.A. ("Cosan CL") is the sponsor of a defined benefit pension plan for part of its employees. The cost of providing benefits under the defined benefit plan is determined annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in equity and are not reclassified to profit or loss in subsequent periods.

ii)     Defined contribution pension plan

The Company, through its indirect subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsors a defined contribution plan, for all employees of that subsidiary. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

iii)     Share-based payments

Employees (including senior executives) of Cosan S.A. receive regular compensation in the form of equity investments for services rendered (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. Cosan S.A. uses the binomial model to estimate the fair value of the options at the date of the grant.

p)     Treasury shares

The Company´s equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

q)     Taxes

i)     Income taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%.

Deferred income tax assets are recognized for all deductible temporary differences and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and unused tax losses can be utilized.

Deferred income tax assets and liabilities are presented as non-current assets or liabilities and measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted at the reporting date.

ii)     Indirect taxes

Net revenues is recognized net of discounts and sales taxes (IPI, ICMS, PIS e COFINS).

r)     Business combinations

Business combinations are accounted for using the acquisition method, from December 1, 2008 (transition date of business combinations for IFRS purposes), and the assets and liabilities assumed are measured at fair value for purposes of goodwill calculation. Goodwill represents the excess of the acquisition cost in comparison the fair value of the acquired assets and liabilities. If there is an excess of the acquirer's interest in the fair value of assets and liabilities acquired over the cost, the difference is recognized immediately in the income statement.

s)     Asset retirement obligations

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

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

t)     Environmental matters

Cosan’s production facilities and its plantation activities are both subject to environmental regulations. Cosan diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems. Cosan believes that no provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

2.4	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements

New accounting pronouncements from the IASB and IFRIC interpretations have been published and / or reviewed and have the optional adoption in March 31, 2011. The Management assessed the impact of these new pronouncements and interpretations and does not anticipate that its adoption will lead to a significant impact on the annual information of the Company and its subsidiaries in the year of initial application, as follows:

•
IAS 24 Related Party Disclosures (Amendment) It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government related entities. The amended standard is effective for annual periods beginning on or after 1 January 2011. Management is still evaluating the impact on its financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

•
IFRS 9 Financial Instruments – Classification and measurement - It reflects the first phase of the IASBs work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after 1 January 2013. Management is still evaluating the impact on its financial position or performance in relation to IFRS 9.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

•
IFRS 10 Consolidated Financial Statements - IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 10.

•
IFRS 11 Joint Arrangements - IFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 13 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributionsby Ventures, and is effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 11.

•
IFRS 12 Disclosures of Interests in Other Entities - IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  IFRS 12 is effective for annual periods beginning on or after 1 January 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 11.

•
IFRS 13 Fair Value Measurement - IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

•
IFRIC 14 Prepayments of a minimum funding requirement.  This standard applies only to those situations where an entity is subject to minimum funding requirements and anticipated contributions to cover these requirements. The standard allows the entity to account for the benefit of such prepayment as an asset. This standard is effective for fiscal years beginning from January 1, 2011. Management is still evaluating the impact on its financial position or performance from the adoption of IFRIC 14.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments - IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. Management is still evaluating the impact on its financial position or performance from the adoption of IFRIC 19.

Improvements to IFRS – The IASB standards for improvements and amendments to IFRS in May 2010 and the amendments will be effective from January 1, 2011:

•     IFRS 3 – Business combination.
•     IFRS 7 – Financial instrument: Disclosures.
•     IAS 1 – Presentation of Financial Statements
•     IAS 27 – Consolidated and Separate Financial Statements
•     IFRIC 13 – Customer Loyalty Programme

Management still evaluating the impact on its financial position or performance in relation to the 2010 improvements and amendments.

3.	First-time adoption of IFRS

As mentioned in Note 2.1(a), these financial statements for the year ended March 31, 2011 are the first Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on March 31, 2011, together with the comparative period data as at and for the year ended March 31, 2010, as described in the accounting policies. In preparing these financial statements, the Company’s opening statement of financial position was prepared as of April 1, 2009, the Company’s date of transition to IFRS. This note explains the principal adjustments made by Company in restating its Brazilian GAAP statement of financial position as at April 1, 2009 and its previously published Brazilian GAAP financial statements as of and for the year ended March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the retrospective application of certain IFRS. The Company has applied the following exemptions:

•
Business combinations: the Company used the exemption of IFRS 1 and has applied IFRS 3 - Business combinations - for acquisitions from December 1, 2008, date of purchase of Cosan CL (formerly known as Esso Brasileira de Petroleo Ltda.) and elected not to remeasure and restate business combinations that occurred before that date.

•
Deemed cost: the Company elected to measure its farming land at fair value at the date of transition to IFRS. The effects of the deemed cost increased fixed assets with a corresponding increase in equity, net of income tax effects (see Note 14). The Company elected not to remeasure the remaining fixed assets. Remaining cost basis differences between inflation indexed asset values under IFRS and Brazilian GAAP attributable to Brazil’s hyper-inflationary designation until 1997 are immaterial as of the IFRS transition date.

•	Defined benefit pension plan: the Company elected to recognize all actuarial gains and losses against the retained earnings as at the date of transition to IFRS. See Note 27 for further details.

•
Borrowing costs: The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

•	Cumulative currency translation differences: cumulative currency translation differences are deemed to be zero as at April 1, 2009.

Estimates

The estimates at April 1, 2009 and at March 31, 2010 are consistent with those made for the same dates in accordance with Brazilian GAAP (after adjustments to reflect any differences in accounting policies) apart from the following items where application of Brazilian GAAP did not require estimation:

•     Biological assets
•     Contingent consideration
•     Certain financial instruments

The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at April 1, 2009, the date of transition to IFRS and as of March 31, 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

In preparing its opening balance sheet under IFRS, the Company has reclassified and adjusted amounts previously presented under Brazilian GAAP. An explanation of the effects of the transition from Brazilian GAAP to IFRS is presented as follows:

3.1 Reconciliation of the statement of financial position

		April 1, 2009				March 31, 2010
	Note	BRGAAP	Reclassification	Adjustments to IFRS	IFRS	BRGAAP	Reclassification	Adjustments to IFRS	IFRS
Assets
Current
Cash and cash equivalents		1,177,936	-	-	1,177,936	1,110,766	-	-	1,110,766
Restricted cash		11,757	-	-	11,757	44,972	-	-	44,972
Accounts receivable		599,163	-	-	599,163	766,415	-	-	766,415
Derivatives		17,022	-	-	17,022	230,561	-	-	230,561
Inventories	a	1,106,185	(386,529)	-	719,656	1,046,730	(434,047)	-	612,683
Advances to suppliers		206,032	-	-	206,032	235,552	(33,979)		201,573
Related parties		57,232	-	-	57,232	24,859	1,689	698	27,246
Deferred income taxes	i.ii	42,471	(42,471)	-	-	76,310	(76,310)	-	-
Recoverable taxes		265,417	-	-	265,417	327,864	-	-	327,864
Other current assets	a	50,279	19,229	-	69,508	62,681	13,991	-	76,672
		3,533,494	(409,771)	-	3,123,723	3,926,710	(528,656)	698	3,398,752

Non-current
Deferred income taxes	i.ii	700,044	42,471	66,703	809,218	560,114	76,310	49,715	686,139
Advances to suppliers		48,035	-	-	48,035	63,741	-	-	63,741
Related parties		-	-	-	-	81,411	-	-	81,411
Recoverable taxes		21,374	-	-	21,374	45,018	-	-	45,018
Judicial deposits	i.i	-	171,266	-	171,266	-	167,562	-	167,562
Other financial assets	g	177,626	-	125,841	303,467	205,657	3	149,710	355,370
Other non-current assets		443,317	(42,468)	2,138	402,987	512,613	(49,737)	(7,583)	455,293
Equity method investments	f	278,209	-	44,868	323,077	193,123	-	67,691	260,814
Biological assets	a	-	942,533	(188,302)	754,231	-	1,106,675	(143,431)	963,244
Property, plant and equipment	a, b, d, e	3,493,947	(592,171)	1,021,847	3,923,623	5,561,065	(678,342)	1,231,808	6,114,531
Intangible assets	b	2,862,654	59,404	(12,202)	2,909,856	3,289,804	75,436	460,127	3,825,367
		8,025,206	581,035	1,060,893	9,667,134	10,512,546	697,907	1,808,037	13,018,490
Total assets		11,558,700	171,264	1,060,893	12,790,857	14,439,256	169,251	1,808,735	16,417,242

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)
		April 1, 2009				March 31, 2010
	Note	BRGAAP	Reclassification	Adjustments to IFRS	IFRS	BRGAAP	Reclassification	Adjustments to IFRS	IFRS
Liability
Current
Current portion of long-term debt	b	1,452,297	-	-	1,452,297	845,430	-	(5,901)	839,529
Derivatives		66,895	-	-	66,895	76,703	-	-	76,703
Trades accounts payable		456,116	-	-	456,116	569,399	-	-	569,399
Salaries payable		93,156	-	-	93,156	141,584	-	-	141,584
Taxes payable		168,596	-	-	168,596	215,862	-	-	215,862
Dividends payable		-	-	-	-	43,982	-	-	43,982
Related parties		-	4,458	-	4,458	14,416	1,689	-	16,105
Other current liabilities		90,738	(5,168)	-	85,570	183,034	-	-	183,034
		2,327,798	(710)	-	2,327,088	2,090,410	1,689	(5,901)	2,086,198
Non-current
Long-term debt		3,232,736	-	-	3,232,736	5,136,529	-	-	5,136,529
Taxes payable	b	328,760	-	-	328,760	593,505	-	(651)	592,854
Legal proceedings	i	1,105,899	171,266	-	1,277,165	444,421	167,562	-	611,983
Related parties		-	708	3	711	-	-	-	-
Pension	h	60,378	-	4,730	65,108	61,788	-	(61,788)	-
Deferred income taxes		-	-	528,969	528,969	346,599	-	775,809	1,122,408
Other non-current liabilities	b	234,050	-	128,343	362,393	218,935	-	156,409	375,344
		4,961,823	171,974	662,045	5,795,842	6,801,777	167,562	869,779	7,839,118
Equity
Common stock		5,328	-	-	5,328	5,328	-	-	5,328
Capital reserve		3,749,564	59,496	(148,020)	3,661,040	3,547,410	231,986	(124,950)	3,654,446
Accumulated earnings (losses)		(563,672)	(59,496)	452,798	(170,370)	18,554	(231,986)	749,156	535,724
Equity attributable to owners of the Company		3,191,220	-	304,778	3,495,998	3,571,292	-	624,206	4,195,498
Equity attributable to non-controlling interests	c	1,077,859	-	94,070	1,171,929	1,975,777	-	320,651	2,296,428
Total equity		4,269,079	-	398,848	4,667,927	5,547,069	-	944,857	6,491,926
Total liabilities and equity		11,558,700	171,264	1,060,893	12,790,857	14,439,256	169,251	1,808,735	16,417,242

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

3.2 Reconciliation of the income statement – year ended March 31, 2010

	Note	BR GAAP	Adjustments to IFRS	IFRS
Net sales		15,336,055	-	15,336,055

Cost of goods sold	a/b	(13,210,692)	(60,639)	(13,271,331)

Gross profit		2,125,363	(60,639)	2,064,724

Operational income /(expenses)
Selling		(864,601)	1,875	(862,726)
General and administrative		(502,483)	807	(501,676)
Other, net	b	(111,289)	148,812	37,523
Gain on tax recovery program		270,333	-	270,333
		(1,208,040)	151,494	(1,056,546)
Income before financial results, equity income of associates and income taxes		917,323	90,855	1,008,178

Equity income of associates	g/e	(18,645)	22,823	4,178
Financial results, net	b	458,626	34,815	493,441
		439,981	57,638	497,619

Income before income taxes		1,357,304	148,493	1,505,797

Income Taxes
Current		(78,381)	-	(78,381)
Deferred	ii	(355,454)	10,531	(344,923)

Net income for the year		923,469	159,024	1,082,493

Net income attributable to non-controlling interests	c	(344,777)	(31,622)	(376,399)
Net income attributable to Cosan		578,692	127,402	706,094

3.3. Reconciliation of equity

	Note	April 1, 2009	March 31, 2010
BR GAAP equity		3,191,220	3,571,292

IFRS adjustments:
Biological assets	a	(129,727)	(89,313)
Business combinations	b	134,049	259,868
Pension plan – defined benefit	h	(3,259)	38,474
Deemed cost of Property, plant and equipment	d	252,252	227,999
Borrowing costs	e	-	26,249
Other adjustments		(1,880)	(1,477)
Warrants on equity method investment	g	86,696	93,225
Investment property in associate	f	30,911	42,151
Deferred income tax on IFRS adjustments	ii	(64,304)	27,853
Non-controlling interest	c	40	(823)
IFRS equity excluding non-controlling interest		3,495,998	4,195,498

Presentation of non-controlling interest inside equity		1,171,929	2,296,428

IFRS equity		4,667,927	6,491,926

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

3.4 Reconciliation of net income – Year ended March 31, 2010

	Note	Year ended March 31, 2010
BR GAAP net income		578,692

IFRS adjustments:
Biological assets	a	17,999
Business combinations	b	(21,525)
Borrowing costs	e	9,087
Warrants on equity method investment	g	45,234
Investment property in associate	f	43,245
Deferred income tax on IFRS adjustments	ii	(24,589)
Non-controlling interest	c	57,950
IFRS net income		706,094

The transition from Brazilian GAAP to IFRS did not result in a material impact on the statement of cash flows.

The significant adjustments as a consequence of the adoption of IFRS are described as follows:

a)     Biological assets

According to the IAS 41, biological assets of Cosan S.A. are measured at fair value at each reporting period, using the discounted cash flow method.

In accordance with accounting practices prior to the adoption of IFRS, the biological assets were recorded at their historical cost less amortization and were classified and presented in the statement of financial position as inventories or fixed assets  The costs classified in inventories related to maintenance costs of the crop to be harvested within 12 months, and the costs recognized in fixed assets related to the costs of the initial crop of sugarcane plants, which are amortized over five years, the estimated useful life.

The negative adjustment of biological assets to fair value as of the IFRS transition date was not considered an indicator of impairment of the previous carrying value of the previously classified inventory or fixed assets under Brazilian GAAP.   Rather, such previous asset values were deemed recoverable as of April 1, 2009 based on the estimated future cash flows of all crops to be grown on the land as they are used to produce sugar and ethanol, as compared to the current fair value of biological assets which is based on the current status on crops in process.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

b)     Business combinations

Under IFRS 3, all assets and liabilities of businesses acquired after the transition date, including any intangible assets are valued at their fair value at the date of transaction. In addition, purchases of businesses with payment in shares or other securities issued by the purchaser must also be measured at fair value for purposes of determining the purchase price, which consequently affects the value of goodwill calculated. Cosan considered the transition date for application of IFRS 3 to be December 1, 2008, the date of acquisition of Cosan CL.

The buyer must recognize contingent consideration at fair value at the acquisition date as part of the consideration for obtaining control of the acquiree.

If the Company's interest in the fair value of identifiable assets and liabilities acquired exceeds the acquisition cost, such excess is recorded as an immediate gain in income.

According to Brazilian GAAP, goodwill in a business combination was calculated based on the amount paid in cash.  Amounts paid with shares considered the equity value of the shares given and not their market value and determination of the amounts did not consider the existence of any intangible assets to be recorded.  Total consideration was then compared with the book value of the acquired company. If a discount was identified, it would be recorded in noncurrent liabilities.

Under Brazilian GAAP, up to March 31, 2010, goodwill on a business combination was calculated as the difference between the purchase price and the historical net assets of the business acquired. The purchase price, if not cash, and the net assets did not reflect any fair value considerations. Any negative goodwill would be presented as a liability.

c)     Non-controlling interests

Under IAS 27 - Consolidated and Separate Financial Statements, the participation of non-controlling interest is presented as a component of equity.

According to Brazilian GAAP, up to March 31, 2010, non-controlling interests were presented between non-current liabilities and equity on the statement of financial position.

Also, some first time adoption adjustments impacted non-controlling interests.

COSAN LIMITED
Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

d)     Deemed cost

Cosan S.A. elected to measure its farming land at fair value at the date of transition to IFRS. The adjustment was recorded against equity net of deferred taxes.

e)     Borrowing costs

Under Brazilian GAAP, up to March 31, 2010, Cosan S.A. did not capitalize borrowing costs. Cosan S.A. has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

f)     Investment property in associate

Radar Propriedades Agricolas S.A. (“Radar”) is an equity method investment of the Company that invests in farming land for rent and future appreciation. Under Brazilian GAAP, up to March 31, 2010, such land was recorded at cost. With the adoption of IFRS, Radar treated such land as investment property and elected to measure it at fair value. Fair value is measured at each reporting date, impacting the equity income of Cosan S.A. in regard to Radar.

g)     Warrants on equity method investment

Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants permit Cosan S.A. to purchase additional shares, equivalent to 20% of total shares as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. Those warrants were not considered to be a financial instrument under Brazilian GAAP up to March 31, 2010 as they cannot be net settled. Radar is a privately owned entity. Under IFRS the warrants are treated as a separate financial instrument measured at fair value.

h)     Pension plan – defined benefit

Under Brazilian GAAP, up to March 31, 2010, the Company recorded its defined benefit plan under the corridor approach with respect to actuarial gains and losses. With the adoption of IAS 19, the Company elected to recognize actuarial gain and losses in the period the occur as a component of other comprehensive income.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

i)     Reclassifications

The major reclassifications made in connection with the adoption of IFRS were as follows:

i) Judicial deposits

Under IFRS, judicial deposits related to provisions for legal proceedings are presented on a gross basis in non-current assets as they do not satisfy the requirements for compensation with the related liability under IAS 1. Previously, under Brazilian GAAP up to March 31, 2010, provisions for legal proceedings were presented net of related judicial deposits.

ii) Deferred income taxes

As required by IAS 12, all deferred income taxes have been reclassified to non-current assets or liabilities. Also, the balance of deferred income taxes was impacted by the adjustments previously mentioned.

4.	Cash and cash equivalents

	2011	2010	April 1, 2009
Brazilian reais
Cash	289	384	125
Bank accounts	64,437	22,740	74,586
Highly liquid investments	1,076,599	877,017	528,539
US dollars
Bank accounts	78,353	127,755	48,969
Highly liquid investments	52,102	82,870	525,717
	1,271,780	1,110,766	1,177,936

On March 31, 2011, Cosan S.A. had unused lines of credit with BNDES, at the amount of R$1,064,930 (2010: R$765,075). The use of these lines of credit depends upon fulfillment of certain contractual conditions.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

5.	Restricted cash

	2011	2010	April 1, 2009

Restricted financial investments	61,072	-	-
Deposits in connection with derivative Transactions	126,872	44,972	11,757
	187,944	44,972	11,757

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

6.	Other financial assets

	2011	2010	April 1, 2009
Fair value of Radar option (1)	162,961	149,713	125,841
Treasury certificates – CTN (2)	257,456	205,657	177,626
	420,417	355,370	303,467

(1) Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants will allow Cosan S.A. to purchase additional shares at R$41.67 per share adjusted for inflation (IPCA), equivalent to 20% of the total shares issued by Radar as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. The fair value of these warrants was calculated based on observable market data.

(2) Represented by bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization - "PESA" with original maturity of 20 years in connection with the long-term debt denominated PESA (note 16). These bonds yield inflation (IGPM) plus 12% p.a.. The value of these securities at maturity is expected to be equal to the amount due to the PESA at that date. If the PESA debt is paid in advance, Cosan S.A. may still keep this investment until maturity.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

7.	Accounts receivable

The balances of accounts receivables as of March 31, 2011, 2010 and April 1, 2009 are composed as follows:

	2011	2010	April 1, 2009
Domestic	678,498	715,481	539,326
Foreign	7,556	148,655	162,822
Allowance for doubtful accounts	(91,197)	(97,721)	(102,985)
	594,857	766,415	599,163

The analysis of the maturity of the accounts receivable is as follows:

	2011	2010	April 1, 2009

Current	555,826	483,279	359,644
Overdue
Up to 30 days	21,097	273,435	228,943
From 31 to 60 days	4,317	4,760	1,882
From 61 to 90 days	553	4,146	4,227
From 91 to 180 days	4,096	717	327
More than 180 days	8,968	78	4,140
	39,031	283,136	239,519
	594,857	766,415	599,163

Changes in the allowance for doubtful accounts are as follows:

On April 1, 2009	(102,985)
Provision	(14,011)
Reversal	15,389
Write-offs	11,748
Addition from business combination	(7,862)
On March 31, 2010	(97,721)
Provision	(16,573)
Reversal	18,238
Write-offs	6,130
Addition from business combination	(1,271)
On March 31, 2011	(91,197)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

8.	Inventories

	2011	2010	April 1, 2009
Finished goods:
Sugar	77,673	93,610	109,265
Ethanol	42,840	97,791	200,980
Fuels and lubricants	326,634	226,248	274,430
Raw material	51,598	42,022	45,721
Spare parts and other	191,153	178,272	112,362
Provision for inventory realization and obsolescence	(19,567)	(25,260)	(23,102)
	670,331	612,683	719,656

Change in the provision for inventory realization and obsolescence is as follows:

On April 1, 2009	(23,102)
Addition	(14,528)
Reversal	12,370
On March 31, 2010	(25,260)
Addition	(13,483)
Reversal	19,176
On March 31, 2011	(19,567)

9.	Recoverable taxes

	2011	2010	April 1, 2009
Income Tax	66,274	107,675	66,083
COFINS	121,474	74,571	81,024
PIS	27,338	24,263	21,667
ICMS – State VAT	151,161	119,404	76,474
IPI	47,741	21,911	35,204
Others	16,069	25,058	6,339
	430,057	372,882	286,791
Current	(374,991)	(327,864)	(265,417)
Non Current	55,066	45,018	21,374

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

10.	Related parties

In the normal course of business the Company has operational and financing transactions with several related parties. The significant related party balances and transactions are summarized below:

•     Aguassanta:

The Company has land leased from entities controlled by Group Aguassanta (“Aguassanta”) a group of entities under common control, being Mr. Rubens Ometto de Silveira de Mello ultimate controlling shareholder. The lease costs are paid considering the ATR price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

•     Radar

The Company has land leased from entities controlled by Radar Propriedades Agrícolas S.A. (“Radar”) our associate. These lease costs are paid also considering the ATR price published by CONSECANA and most of the lease contracts have terms expiring in 2027.

•     Rezende Barbosa

The Company holds a receivable originated from the acquisition of Curupay which are ultimately guaranteed by shares issued by the Company.

The Company executed a long-term sugar-cane supply agreement with Rezende Barbosa. Prices paid to them are based on ATR price published by CONSECANA.

•     Vertical UK LLP

The Company sells and buys ethanol from Vertical UK (“Vertical”) in the normal course of business. Vertical is a Trading Company headquartered in Switzerland for which we have a 50% stake.

•     Logispot

In the year ended March 31, 2010 the Company acquired a minority stake in this entity and the installments outstanding represented the March 31, 2010 balance payable in regard to the share acquisition. In March 2011 the Company acquired the control of such entity as disclosed in Note 11.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

a.	Summarized balances with related parties

	2011	2010	2009
Current assets
Vertical UK LLP	6,430	5,015	26,850
Aguassanta	-	14,003	-
Rezende Barbosa	7,298	7,349	-
Other	941	879	30,382
Total current assets	14,669	27,246	57,232

Non-current assets
Rezende Barbosa	91,954	81,411	-
Total assets	106,623	108,657	57,232

	2011	2010	2009
Current Liabilities
Rezende Barbosa	37,664	1,689	-
Logispot	-	11,244	-
Other	3,499	3,172	4,458
Total current liabilities	41,163	16,105	4,458

Non-current liabilities
Other	4,444	-	711
Total non-current liabilities	4,444	-	711
Total Liabilities	45,607	16,105	5,169

b.	Summarized transactions with related parties

	2011	2010
Sales of products/ services
Vertical UK LLP	160,202	154,042
Aguassanta	39,131	101,902
Other	832	-
	200,165	255,944

Purchase of goods/ services
Rezende Barbosa	(352,195)	(155,615)

Leased land
Aguassanta	(26,459)	(18,817)
Radar Propr. Agricolas	(28,446)	(18,158)
	(54,905)	(36,975)
Financial income/ (expense)

Rezende Barbosa	233	18,045
Other	524	(84)
	757	17,961

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

c.	Officers and directors compensation

Fixed and variable compensation for key management, including officers and directors were recorded as general, administrative and other expenses and amounted to as follows:

	2011		2010
Regular compensation	9,005		6,589
Stock option expense	2,961		8,971
Bonuses and other variable regular compensation	23,791		6,325
Total compensation recorded as expense	35,757	x	21,885

11.	Business combination and acquisitions of non-controlling interest

a.	Logispot Armazéns Gerais S.A. (“Logispot”)

On March 14, 2011, Cosan S.A., through its indirect subsidiary Rumo, purchased 874,226 common shares of Logispot, totaling R$ 48,888 cash which increased its participation in the common shares of Logispot from 14.28% to 51.00%.

Logispot is located in the city of Sumaré and is an important link between plants in the state of São Paulo and Santos Port. The terminal is accessed by all railroads that cross the state of São Paulo and is beside the Anhanguera, Bandeirantes and Dom Pedro highways. The site has a static capacity of 400,000 tons, a structure to receive and send both through roads, as well as by rail, but the potential to carry a composition of 120 railcars of 90 tones per day (unaudited information).

The fair value at the acquisition date of the consideration transferred totaled R$ 68,880, which consisted of the following:

Cash	48,888
Fair value of 14.28% of Cosan S.A. in Logispot immediately before the business combination	19,992
Total	68,880

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The estimated fair value of assets acquired and liabilities assumed at the date of acquisition of Logispot were as follows:

Description
Accounts receivable	1,297
Others assets	677
Property, plant and equipment	218,638
Deferred income and social contribution taxes	(64,394)
Others liabilities	(26,942)
Non-controlling interest	(63,901)
Net assets acquired	65,375
Consideration transferred, net of cash acquired	67,745
Provisional goodwill	2,370

The purchase price for the acquisition of Logispot was allocated on a preliminary basis based on the estimated fair value of assets acquired and liabilities assumed. The provisional goodwill has been allocated in the segment Rumo.

b.     Cosan Araraquara Açúcar e Álcool Ltda. (“Usina Zanin”)

On February 18, 2011, Cosan S.A. acquired 100% of the share capital of Usina Zanin, for R$90,000 cash. Usina Zanin is located in the city of Araraquara and has a production capacity of 300m ³ / day of anhydrous ethanol, 220m ³ / day of hydrous ethanol, 925 tons / day of sugar and storage capacity of 35,000 m³ of ethanol and 25,000 tons of sugar (unaudited information).

The estimated fair value of assets acquired and liabilities assumed at date of acquisition of Usina Zanin, was as follows:

Description
Inventories	8,511
Biological assets	87,115
Others assets	57,527
Property, plant and equipment	257,473
Intangible assets	4,407
Loans and Long-term debt	(280,941)
Provision for judicial demands	(21,471)
Deferred income and social contribution taxes	(45,277)
Others liabilities	(47,819)
Net assets acquired	19,525
Consideration transferred, net of cash acquired	88,927
Goodwill	69,402

The purchase price of the acquisition of Usina Zanin was preliminarily allocated based on the estimated fair value of assets acquired and liabilities assumed. The preliminary goodwill has been allocated in the S&E segment.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

c.     TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”)

On November 24, 2009, Cosan S.A. acquired, for R$ 20,260 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda.. As a result of this transaction, Cosan S.A. increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS has a port concession and operates a dedicated terminal for export of ethanol.

The acquisition date fair value of the consideration transferred totaled R$ 39,911, which consisted of the following:

Cash	20,260
Fair value of share of 40% of Cosan S.A. in TEAS immediately before the combination	19,651
Total	39,911

The following table summarizes the fair values of assets acquired and liabilities assumed at the acquisition date:

Description
Property, plant and equipment	21,162
Others assets and liabilities, net	405
Non-controlling interest	(6,258)
Net assets acquired	15,309
Consideration transferred, net of cash acquired	22,610
Goodwill	7,301

The goodwill has been allocated in the S&E segment.

d.     Curupay S.A. Participações (“Curupay”)

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), through the issuance of 44,300,389 common shares valued at R$14.09 per share (fair value at the acquisition date) with a value of R$ 624,192.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu Armazéns Gerais S.A. (Teaçu”) acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”).

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in equity.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova America:

Description
Inventories	119,212
Related parties	67,741
Property, plant and equipment	885,786
Intangible assets	243,955
Noncontrolling interest in Novo Rumo	132,539
Others assets	340,776
Loans and Long-term debt	(1,174,631)
Taxes payables	(56,028)
Deferred income and social contribution taxes	(47,354)
Others liabilities	(303,651)
Net assets acquired	208,345
Consideration transferred, net of cash acquired	572,710
Goodwill	364,365

The goodwill of R$ 364,365 arising from the acquisition was assigned to the Sugar and Ethanol operating segment (“S&E”).

The purchase price to acquire Curupay was allocated based on the fair value of assets acquired and liabilities assumed. Cosan S.A. obtained an independent valuation of property, plant and equipment, intangible assets, loans and long-term debt and internally determined the fair value of other assets and liabilities of the acquired business.

e.	Teaçu Armazéns Gerais S.A. (“Teaçú”)

On April 9, 2009, Cosan S.A., through its 90% owned subsidiary, Copsapar Participacoes SA, which owns 100% of the Novo Rumo, acquired 100% of the shares of Teaçu of Rezende Barbosa for R$ 121,131 and issue of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of their capital. Teaçu holds a port concession and operates a dedicated terminal for export of sugar and other agricultural products.

As a result of this transaction, Cosan S.A. reduced its indirect participation in Novo Rumo to 64.06%.

The acquisition date fair value of the consideration transferred totaled R$ 382,908, which is formed by:

Cash	121,131
Common stock at fair value	261,777
Total consideration transferred	382,908

In the absence of a market price, the fair value of shares included in the consideration transferred was calculated using an income approach, using the present value of estimated future cash flows.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The table below shows the fair values of assets acquired and liabilities assumed at the date of acquisition.

Description
Property, plant and equipment	101,711
Intangible assets	316,977
Inventories	2,768
Others assets	61,740
Loans and Long-term debt	(43,355)
Suppliers	(1,111)
Provision for judicial demands	(7,532)
Deferred income and social contribution taxes	(104,551)
Others liabilities	(7,136)
Net assets acquired	319,511
Consideration transferred, net of cash acquired	382,432
Goodwill	62,921

The goodwill was assigned to Rumo operating segment.

The purchase price for the acquisition of Teaçu was allocated based on the fair value of assets acquired and liabilities assumed. Cosan S.A. obtained an independent valuation of property, plant and equipment, intangible assets, loans and Long-term debt and internally determined the fair value of other assets and liabilities of the acquiree.

e.     Additional information (unaudited)

If entities acquired during 2011 had been included in the income statement since the beginning of the year the additional revenue would be R$ 254,368 and net income would be decreased in R$ 6,461.

12.	Equity method investments

	Investments			Equity income (loss) of subsidiaries and associates
	2011	2010	April 1, 2009	2011	2010
Radar (interest of 18.92%)	260,756	222,525	184,211	28,658	24,639
Uniduto Logística Ltda. (interest of 36.45%)	9,561	17,783	7,506	(12,391)	-
Other investments	33,825	20,506	131,360	8,920	(20,461)
	304,142	260,814	323,077	25,187	4,178

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Changes in investments

Balances at April 1, 2009	323,077

Equity income (loss)	4,178
Additions to investments	48,805
Change from associate to subsidiary	(119,051)
Others	3,805

Balances at March 31, 2010	260,814

Equity income (loss)	25,187
Additions to investments	37,979
Change from associate to subsidiary	(20,015)
Others	177

Balances at March 31, 2011	304,142

Information on associates

On March 31, 2011
	Assets	Liabilities	Equity	Net profit
Radar Propriedades Agrícolas S.A.	1,804,609	426,355	1,378,254	151,421
Uniduto Logística Ltda.	27,836	1,608	26,228	(18,786)

13.	Biological assets

Changes in biological assets (sugarcane plants) is described below:

Consolidated
Balances at April 1, 2009	754,231
Change in fair value	44,871
Increase due to planting and growing costs	647,467
Haversted cane transferred to inventory	(483,325)
Balances at March 31, 2010	963,244
Change in fair value	381,894
Increase due to planting and growing costs	745,572
Haversted cane transferred to inventory	(616,693)
Increase resulting from business combination	87,115
Balances at March 31, 2011	1,561,132

Sugarcane plants

Areas cultivated represent only the sugarcane, without considering the land where these crops are found. The following assumptions were used to determine fair value using the discounted cash flow:

	2011	2010
Crop area (hectares)	340,386	297,864
Expect productivity (tons of cane per hectare)	84.74	90.36
Total amount of recoverable sugar – ATR (kg)	138.54	134.08
Price kg ATR projected average (R$/kg)	0.4228	0.3781

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary. Historically, weather conditions have caused volatility in the ethanol and sugar, and consequently in our operating results because they undermine or reduce crop yields. Future climate conditions may reduce the amount of sugar and sugarcane that the Company will obtain in a particular season or in the sucrose content of sugarcane. Additionally, our business is subject to seasonality according to the growth cycle of sugarcane in South-Central region of Brazil. The period of annual harvest of sugarcane in South-Central region of Brazil begins in April / May and ends in November / December. This creates variations in stock, usually high in November to cover sales between crop (i.e. from December to April) and a degree of seasonality in gross profit from sales of ethanol and sugar significantly lower in the last quarter of fiscal year. The seasonality and any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

14.	Property, plant and equipment

	Land and rural properties	Buildings and improvements	Machinery and equipment	Aircraft	Rail cars and locomotives	Boats and vehicles	Furniture, fixtures and computer equipment	Construction in progress	Advances for purchase of property, plant and equipment	Parts and components to be periodically replaced	Other	Total
Cost or valuation:
Balances at April 1, 2009	1,025,824	806,335	1,994,666	14,131	-	212,983	103,590	881,561	203,493	214,095	5,248	5,461,926
Addition	4,297	5,313	49,580	-	-	313	494	1,326,213	-	333,859	-	1,720,069
Write-offs	(5,657)	(11,537)	(44,046)	(736)	-	(19,986)	(6,063)	-	(23,225)	(6,212)	(4,064)	(121,526)
Transfers	635	133,202	1,025,250	4,691	-	28,985	15,182	(1,208,111)	-	(467)	-	(633)
Addition by acquisition	16,751	-	581,788	-	-	1,050	5,891	408,589	20,366	16,042	(179)	1,050,298
Balances at March 31, 2010	1,041,850	933,313	3,607,238	18,086	-	223,345	119,094	1,408,252	200,634	557,317	1,005	8,110,134
Addition	12,500	6,684	81,133	-	-	312	1,806	1,577,620	-	479,446	-	2,159,501
Write-offs	(4,445)	(10,001)	(29,556)	(1,148)	-	(2,814)	(5,575)	-	(87,899)	-	-	(141,438)
Transfers	6,534	164,304	1,170,279	13,965	341,647	102,199	21,728	(1,824,414)	-	-	3,758	-
Addition by acquisition	206,801	27,956	151,338	-	-	-	153	57,307	36,212	6,579	19	486,365
Balances at March 31, 2011	1,263,240	1,122,256	4,980,432	30,903	341,647	323,042	137,206	1,218,765	148,947	1,043,342	4,782	10,614,562
Depreciation:
Balances at April 1, 2009	-	(217,724)	(1,107,817)	(11,133)	-	(126,580)	(72,580)	-	-	(467)	(2,002)	(1,538,303)
Depreciation expenses	-	(43,550)	(198,621)	(2,026)	-	(22,960)	(10,503)	-	-	(240,629)	-	(518,289)
Disposals	(954)	6,505	33,016	68	-	15,553	4,332	-	-	-	2,002	60,522
Transfers	-	970	(795)	-	-	(351)	176	-	-	467	-	467
Addition by acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Balances at March 31, 2010	(954)	(253,799)	(1,274,217)	(13,091)	-	(134,338)	(78,575)	-	-	(240,629)	-	(1,995,603)
961	-	(46,053)	(218,193)	(2,133)	(6,128)	(18,348)	(14,467)	-	-	(371,230)	-	(676,552)
Disposals	(2,164)	5,947	24,776	29	-	2,487	5,160	-	-	-	-	36,235
Transfers	-	6,285	(4,878)	-	-	53	422	-	-	-	-	1,882
Addition by acquisition	-	-	-	-	-	-	-	-	-	-	-	-
Balances at March 31, 2011	(3,118)	(287,620)	(1,472,512)	(15,195)	(6,128)	(150,146)	(87,460)	-	-	(611,859)	-	(2,634,038)
Net salvage value:
March 31, 2011	1,260,122	834,636	3,507,920	15,708	335,519	172,896	49,746	1,218,765	148,947	431,483	4,782	7,980,524
March 31, 2010	1,040,896	679,514	2,333,021	4,995	-	89,007	40,519	1,408,252	200,634	316,688	1,005	6,114,531
April 1, 2009	1,025,824	588,611	886,849	2,998	-	86,403	31,010	881,561	203,493	213,628	3,246	3,923,623

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Capitalization of borrowing costs

On March 31, 2011, borrowing costs capitalized amounted to R$ 70,543 (R$ 43,302 in 2010). The weighted average interest rate, used for capitalization of interest on the balance of construction in progress, was 9.13% at March 31, 2011 (6.47% in 2011).

15.	Intangible assets

	Software license	Trademarks	Goodwill	Customer base	Favorable operating leases	Distribution rights	Others	Total
Cost or valuation:
Balances at April 1, 2009	66,090	341,221	2,214,077	266,443	-	59,404	-	2,947,235
Addition	7,139	-	-	-	-	42,607	-	49,746
Write-off	(5,972)	-	(41,066)	-	-	-	-	(47,038)
Transfers	633	-	-	-	-	-	-	633
Addition by incorporation/acquisition	2,507	88,450	434,587	316,977	155,505	-	14,226	1,012,252
Others	-	-	15,554	-	-	-	-	15,554
Balances at March 31, 2010	70,397	429,671	2,623,152	583,420	155,505	102,011	14,226	3,978,382
Additions	33,709	-	-	-	-	68,280	30,157	132,146
Write-off	(6,103)	-	-	-	-	-	(600)	(6,703)
Transfers	-	-	-	-	-	-	(1,546)	(1,546)
Addition by incorporation/acquisition	60	-	71,772	-	-	-	1,026	72,858
Others	-	-	2,297	-	-	-	-	2,297
Balances at March 31, 2011	98,063	429,671	2,697,221	583,420	155,505	170,291	43,263	4,177,434

Amortization	(37,379)							(37,379)
Balances at April 1, 2009	(14,153)	(49,134)	-	(20,030)	(6,479)	(26,576)	(2,433)	(118,805)
Amortization expense in the year	5,874	-	-	-	-	-	-	5,874
Addition by incorporation/acquisition	(2,186)	-	-	-	-	-	(519)	(2,705)
Balances at March 31, 2010	(47,844)	(49,134)	-	(20,030)	(6,479)	(26,576)	(2,952)	(153,015)
Amortization expense in the year	(16,924)	(49,576)	-	(21,008)	(8,639)	(35,811)	(5,524)	(137,482)
Write-off	5,969	-	-	-	-	-	-	5,969
Transfers	(7,265)	-	-	-	-	-	3,829	(3,436)
Addition by incorporation/acquisition	(47)	-	-	-	-	-	152	105
Balances at March 31, 2011	(66,111)	(98,710)	-	(41,038)	(15,118)	(62,387)	(4,495)	(287,859)

Net book value:
Balances at March 31, 2011	31,952	330,961	2,697,221	542,382	140,387	107,904	38,768	3,889,575
Balances at March 31, 2010	22,553	380,537	2,623,152	563,390	149,026	75,435	11,274	3,825,367
Balances at April 1, 2009	28,711	341,221	2,214,077	266,443	-	59,404	-	2,909,856

	Annual amortization rate	3/31/2011	3/31/2010	4/1/2009
Intangible asset		thousand R$	thousand R$	thousand R$

Software license	20%	31,952	22,553	28,711
Trademarks
Trademark Esso (a)	20%	68,696	93,677	118,657
Trademark Mobil (b)	10%	176,911	199,737	222,564
Trademark União (c)	2%	85,354	87,123	-
Customer base (d)	3.45%	247,907	257,176	266,443
Customer base (e)	3.70%	294,475	306,214	-
Favorable operating leases (f)	5.56%	140,387	149,026	-
Distribution rights	Straight line over contract term	107,904	75,436	59,404
Others		38,768	11,273	-
Total		1,192,354	1,202,215	695,779

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(a) refers to the right to use the trademark Esso, arising from the acquisition of Cosan CL.
(b) refers to the right to use the trademark of Mobil lubricants arising from the acquisition of Cosan CL.
(c) refers to the right to use the trademark sugar União arising from the acquisition of Curupay.
(d) refers to the customer of Cosan CL acquired in its business combination.
(e) refers to the costumer base of Teaçu acquired in its business combination.
(f) refers to favorable lease contracts arising from the acquisition of Curupay.

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the operating segments of the Company, at which goodwill is monitored for purposes of internal administration, not above the Company's operating segments. Goodwill acquired through business combinations has been allocated to three cash-generating units, which are also operating segments that provide information, as shown below:

•     Sugar and ethanol cash-generating unit (“S&E”);
•     Distribution of fuels and lubricants cash-generating unit (“CCL”);
•     Logistic cash-generating unit (“RUMO”).

The combined value of goodwill allocated to each unit is as follows:

Carrying amount of goodwill	2011	2010	April 1, 2009
S&E cash-generating unit	1,877,883	1,818,338	1,447,279
CCL cash-generating unit	755,524	747,895	766,798
Rumo cash-generating unit	63,814	56,919	-
Total goodwill	2,697,221	2,623,152	2,214,077

As defined in the accounting policy described in note 2.3 (k), the Company tests annually the recoverable amount of goodwill.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Nonfinancial long term assets, not subject to amortization, are reviewed whenever there are indications that the carrying value is not recoverable.

The Company uses the value in use method to determine the recoverable amount of the asset.  The value in use method is based on the projection of the expected cash flows of cash-generating units. In connection with the application of the value in use method, the key assumptions are sales prices of all commodities, operating costs, capital investment and discount rates.

Management determines its cash flows based on its annual budgets taking into account for each cash generating unit (i) S&E: the expected long-term sales price of commodities, productivity of agricultural areas, the performance of total recoverable sugar (“ATR”), and related costs, (ii) CCL: the expected growth in operations based on gross domestic product and other macroeconomic aspects, (iii) Rumo: expectations of the Brazilian sugar production destined designated mainly for export. All these cash flows are discounted at rates that reflect specific risks relating to assets relevant to each cash generating unit.

Management has not identified any impairments for its cash generating units. The determination of the recoverable amount depends on certain key assumptions as described above which are influenced by market conditions, technological and economic forces present at the time that the impairment test is undertaken and thus management cannot determine if impairment losses will occur in the future.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

16.	Loans and long-term debt

Description	Index	Average annual interest rate	2011	2010	April 1, 2009	Maturity date

Senior Notes Due 2014	Dollar (USD)	9.5%	576,814	631,246	-	July/2014
Senior Notes Due 2017	Dollar (USD)	7.0%	658,954	720,573	936,704	February/2017
Commercial promissory notes	DI – Interbank Deposits	3.0%	-	-	1,161,971	November/2009
BNDES	URTJLP	2.61%	1,308,034	1,053,337	230,504	October/2025
	Upon fixed	4.5%	242,508	-	-	July/2020
	UMBND	7.1%	38,947	-	-	July/2019
Bank Credit Notes	CDCA	0.6%+CDI	31,378	62,497	-	December/2011
ACC	Dollar (USD)	1.71%	228,229	296,375	143,250	March/2012
Perpetual Notes	Dollar (USD)	8.3%	1,236,209	810,896	1,054,119	November/2015
Resolution 2471 (PESA)	IGP-M	3.95%	674,392	603,504	579,856	April/2023
	Pre fixed	3.0%	114	121	129	October/2025
Rural Credits	Pre fixed	6.7%	92,352	-	-	October/2011
Pre Payments	Dollar (USD) + Libor	6.01%	736,472	976,277	-	February/2016
Credit Notes	125,0% CDI	-	303,719	380,140	-	February/2014
	Dollar (USD)	4.64%	314,105	182,831	-	February/2013
	Pre fixed	19.7%	10,142	-	-	October/2012
Finame	Pre fixed	4.92%	517,842	104,214	1,014	July/2020
	URTJLP	2.75%	187,336	94,775	43,653	March/2021
Others	Diverse	Diverse	74,482	59,272	533,833	Diverse
			7,232,029	5,976,058	4,685,033
Current			(957,134)	(839,529)	(1,452,297)
Non Current			6,274,895	5,136,529	3,232,736

All loans and long-term debt are guaranteed by promissory notes and endorsements, besides other guarantees, such as: i) Credit rights originated from energy contracts (BNDES); ii) CTN and land mortgages; and iii) underlying assets being financed (Finame).

Long-term debt has the following scheduled maturities:

	2011	2010	2009
13 to 24 months	745,454	612,101	389,602
25 to 36 months	762,649	748,966	49,799
37 to 48 months	1,010,797	235,191	83,140
49 to 60 months	777,963	849,737	23,882
61 to 72 months	878,092	113,057	19,447
73 to 84 months	222,289	825,623	16,676
85 to 96 months	453,711	109,472	943,421
Thereafter	1,423,940	1,642,382	1,706,769
	6,274,895	5,136,529	3,232,736

Resolution 2471 – Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

From 1998 to 2000, the Company and its subsidiaries renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing it to annual interest rates below 10%, ensuring the repayment of debt’s principal with assignment and transfer of Treasury Certificates, redeemable at the debt clearing, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt is self-cleared by CTN, as mentioned in explanatory note 6.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Senior Notes due on 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued Senior Notes in the international market in accordance with "Regulation S” and “Rule 144A” in the amount of US$ 350 million, which are subject to interest of 9.5% per year payable semiannually in February and August each year, beginning in February 2010.

Senior Notes due on 2017

On January 26, 2007, the wholly-owned indirect controlled Cosan Finance Limited issued Senior Notes in the international market in accordance with the "Regulations S” and “Rule 144A” in the amount of US$ 400 million, which are subject to interest at 7% per annum, payable semiannually in February and August of each year.

Promissory notes

On November 17, 2008, Cosan S.A. issued one series of 44 registered promissory notes. On November 12, 2009, Cosan S.A. fully paid this debt.

BNDES

Refers to the financing of cogeneration projects, as well the financing of greenfields (sugar and ethanol mills).

Perpetual Notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. These notes may, at the discretion of Cosan S.A., be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan S.A. Açúcar e Álcool.

On November 5, 2010 the subsidiary Cosan Overseas Limited issued $300,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly.

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2011 to 2014. These transactions are subject to interest rates ranging from 1.0% to 6.25% per annum payable semiannually and on maturity.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Finame

Finame borrowings are financing related to financing of machinery and equipment. These loans are subject to interest rates ranging from 1.15% to 9.73% per annum, payable monthly and are secured by underlying financed assets.

Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. At March 31, 2011, Cosan was in compliance with its debt covenants.

17.	Taxes payable

Cosan Limited is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A. and its subsidiaries.

	2011	2010	April 1, 2009
ICMS – State VAT	72,265	49,197	24,847
IPI	30,661	6,379	25,776
INSS	25,309	23,891	20,376
PIS	7,229	8,129	6,113
COFINS	33,721	32,077	23,492
Recovery program – REFIS IV	670,645	665,470	-
Recovery program- REFIS (1)	-	-	273,507
Recovery program– PAES (1)	294	409	69,813
Income Tax	20,928	1,945	41,099
Others	23,303	21,219	12,333
	884,355	808,716	497,356
Current	(245,284)	(215,862)	(168,596)
Non Current	639,071	592,854	328,760

(1)	These tax recovery programs have been reassessed and transferred to the Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09, except for the recovery program related to PAES – salário educação.

Maturities of long-term taxes payable are as follows:

	2011	2010	April 1, 2009
13 – 24 months	67,848	59,698	44,549
25 - 36 months	61,205	57,933	43,409
37 - 48 months	60,396	54,991	42,644
49 - 60 months	60,008	51,241	28,837
61 - 72 months	52,243	51,026	24,067
73 - 84 months	46,707	44,303	24,067
85 - 96 months	45,799	38,911	24,067
As from 97 months	244,865	234,751	97,120
	639,071	592,854	328,760

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Tax recovery program – Law 11.941/09 e Provisional Measure 470/09 (“Refis IV”)

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments. Such discounts generated a gain of R$270,333, recorded in the income statement.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes.

18.	Income taxes and social contribution

Cosan is incorporated in Bermuda which has no income taxes. The following relates to Brazilian income taxes of Cosan S.A. and its subsidiaries.

a)	Reconciliation of income and social contribution tax expenses:

	2011	2010
Pretax income	1,182,164	1,505,797
Income tax and social security contribution at nominal rate (34%)	(401,936)	(511,971)
Adjustments made for determining the effective rate
Nontaxable income (loss) of the Company	(3,026)	11,201
Equity pick up	8,563	1,421
Non deductible donations and contributions	(9,131)	(4,167)
Tax effect due tax recovery program – REFIS IV	-	59,038
Others	(8,978)	21,174
Total of deferred and current taxes	(414,508)	(423,304)
Effective rate	35.13%	28.12%

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

b)     Deferred income and social contribution tax assets/liabilities:

	2011				2010	2009
Assets	Basis	IRPJ 25%	CSLL 9%	Total
Tax losses:
Tax losses	1,094,220	273,555	-	273,555	217,360	209,859
Negative social contribution	1,106,768	-	99,609	99,609	79,375	75,558
Temporary differences:
Provisions for legal proceedings and other temporary differences	978,093	244,523	88,030	332,553	339,689	442,064
Temporary differences from IFRS adoption	28,284	7,071	2,545	9,616	49,715	81,737
	3,207,365	525,149	190,184	715,333	686,139	809,218
Liability
Temporary differences:
Exchange rate	(806,438)	(201,610)	(72,579)	(274,189)	(183,449)	-
Depreciation	(18,384)	(4,596)	-	(4,596)	-	-
Goodwill	(742,129)	(185,532)	(66,791)	(252,323)	(114,152)	-
Temporary differences from IFRS adoption:
Business combination	(1,843,862)	(460,965)	(165,948)	(626,913)	(564,934)	(361,548)
Deemed cost	(366,150)	(91,573)	(32,953)	(124,490)	(124,490)	(124,490)
Others	(671,919)	(167,982)	(60,472)	(228,454)	(135,383)	(43,931)
	(4,448,882)	(1,112,222)	(398,743)	(1,510,965)	(1,122,408)	(528,969)
Total deferred taxes, net	(1,241,517)	(587,073)	(208,559)	(795,632)	(436,269)	280,249

In assessing the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at March  31, 2011, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Income tax losses carry forward and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned, with no statutory limitation period.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

19.	Provision for judicial demands

	2011	2010	April 1, 2009
Tax	418,744	397,051	1,121,338
Civil	82,599	66,556	77,406
Labor	164,939	148,376	78,421
	666,282	611,983	1,277,165

	Tax	Civil	Labor	Total
Balance at March 31, 2010	397,051	66,556	148,376	611,983
Provision	36,103	61,217	38,818	136,138
Settlements	(6,648)	(11,278)	(27,901)	(45,827)
Write off	(45,094)	(59,767)	(4,418)	(109,279)
Addition from acquisition	14,722	3,404	4,882	23,008
Monetary variation	22,610	22,467	5,182	50,259
Balance at March 31, 2011	418,744	82,599	164,939	666,282

Judicial demands deemed as probable loss

a)     Tax

The major tax legal proceeding as of March 31, 2011, 2010 and April 1, 2009 are described as follows:

	2011	2010	April 1, 2009
Credit premium – IPI (i)	-	-	269,157
IPI credits (i)	-	-	92,722
Contribution to IAA (i)	-	-	84,904
IPC – 89 (ii)	80,273	86,503	81,546
Compensation with Finsocial (iii)	183,706	172,960	163,668
ICMS credits (iv)	56,880	60,240	46,226
PIS and COFINS	8,220	21,212	144,830
IPI	20,759	8,357	54,699
Income and social contribution taxes	2,093	789	43,463
Other	66,813	46,990	140,123
	418,744	397,051	1,121,338

(i) The Company and its subsidiaries opted to settle tax related claims in installments as provided by Brazilian Law No 11.941/09 and in MP 470/09 – Tax recovery program. The Company and its subsidiaries used accumulated tax losses to pay the related fines and interest. Consequently there was a full reduction of the claims related to IPI tax credit, as well as the installment payment of other federal taxes, that were recorded as Taxes Payable (Note 17).

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(ii) In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, considering that such index did not reflect the actual inflation back then. The use of this index led the Company to supposedly overstate and overpay the income and social contribution taxes. Cosan CL obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so the company adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997 which led the Company to record a provision in relation to those court rulings.

(iii) From June to December of 1994, the subsidiary Cosan CL used tax credits on COFINS taxes based on a favorable court ruling and compensated with other federal taxes. During 2008 the federal tax authorities in Brazil issued an assessment invalidating such compensation and therefore a provision related to this matter was recorded.

(iv) The provision for ICMS credits is comprised of: (a) tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) recovery of credits and financial charges on issues in which Company´s management has a differing view from the tax authorities.

b)     Civil and labor claims

The Company and its subsidiaries are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Judicial demands deemed as possible loss

a)     Tax claims

The main tax claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded, are as follows:

	2011	2010	April 1, 2009
Withholding income taxes (i)	194,498	182,824	161,440
ICMS – State VAT (ii)	490,896	322,340	178,390
IPI – Federal VAT (iii)	270,817	263,597	75,667
Compensation with IPI – IN 67/98 (iv)	181,292	174,867	157,525
Contribution to IAA – sugar & ethanol institute	9,107	2,544	73,184
INSS - social security and other (v)	72,616	4,061	1,839
PIS and Cofins (vi)	163,129	143,556	35,953
Other	188,777	117,784	80,686
	1,571,132	1,211,573	764,684

(i)     Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

(ii)	ICMS – State VAT

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation and (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books and (iv) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked and (v) disallowance of credit resulting from the acquisition of diesel used in the production process.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

(iii) IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, in regard to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Such rule was considered in proceedings filed by the Federal Revenue Secretariat against the Company, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

(iv) Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. In view of this rule, the Company applied for offsetting amounts paid during the relevant periods against other tax liabilities. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. The Company challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, the Company filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by court.

(v) Social Security Contribution

Refers mainly to tax assessment received and defended by the legal counsel, concerning social security contribution on: (i) stock option plan and (ii) export sales and (iii) resale of materials for companies under common control and suppliers.

(vi) PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the Internal Revenue Service in regard to raw materials. Such discussions are still at the administrative level.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

b)     Civil and labor

The main civil and labor claims for which the unfavorable outcome is deemed possible are as follows:

	2011	2010	April 1, 2009
Civil	377,608	235,010	145,936
Labor	302,289	255,483	73,080
	679,897	490,493	219,016

20.	Commitments

Sales

Considering that Cosan S.A. is mainly engaged in the commodities market, sales are substantially performed at the price on the date of sale. However, Cosan S.A. has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, March 31, 2011 and 2010 are as follows:

Year	2011	2010
2011	-	2,005,434
2012	2,279,000	1,828,134
Total	2,279,000	3,833,568

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Purchases

Cosan S.A. has several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by Cosan S.A. is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest in tons on March 31, 2011 and 2010 are as follows:

Year	2011	2010
2011	-	27,029,473
2012	25,129,648	23,600,912
2013	21,998,612	20,112,639
2014	18,060,914	16,345,120
2015	15,448,964	13,667,148
Thereafter	119,467,512	120,129,217
Total	200,105,650	220,884,509

On March 31, 2011, the regular capacity of sugarcane crushing for the next harvest, considering all Cosan S.A. units, is approximately 63 million tons (60 million tons in 2010 – non-audited information).

Cosan S.A. has contracts to purchase industrial equipment for maintenance with the purpose of expanding plants, such as to supply the cogeneration project of electricity, with the amount of R$ 396,536 on March 31, 2011.

Additionally, Cosan S.A. through its indirect subsidiary Rumo Logística has signed a commitment of railcars and locomotives purchasing, and improvements aimed at the expansion of logistics business to be made in future years as follows:

Year	2011	2010
2011	341,647	652,678
2012	178,431	126,892
2013	44,000	94,682
Total	564,078	874,252

Lease Agreements

Operating Leases

Cosan S.A. and its subsidiaries have operating leasing contracts on land used for planting sugarcane and the concession contract to operate the port terminal, which will end within 20 years.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The minimum payments related to these obligations are calculated on a straight-line basis, in accordance with the contracts. The costs for these contracts during the year ended March 31, 2011 and 2010 are as follows:

	2011	2010
Minimum installment	155,800	113,953
Variable installment	186,484	112,990
Total	342,284	226,943

The future minimum rentals to be paid regarding non-cancellable operating leases as of March 31, 2011 and 2010 are:

	2011	2010
Within 1 year	189,530	131,362
More than 1 year, less than 5 years	754,695	470,223
More than 5 years	1,379,313	1,354,501
Total	2,323,538	1,956,086

21.	Equity

a)     Common stock

As of March 31, 2011 and March 31, 2010, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participações S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares are entitle their holders to 10 votes per share and Class A shares entitle holders to 1 vote per share.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

On September 19, 2008, Cosan S.A. undertook a capital subscription of 55,000,000 common shares which was completed on October 20, 2008.  Since a number of the noncontrolling interests did not exercise their subscription rights, the Company acquired 54,993,482 of the shares for R$879,896, and noncontrolling shareholders acquired the remaining 6,518 shares for R$104.  In connection with this subscription, the shareholders received one Subscription Warrant (Warrant) for each new share.  Each Warrant grants its holder the right to subscribe 0.6 common shares, with the distribution of fractional shares not being permitted. Therefore, the Company received Warrants which are valid through December 31, 2009 to purchase 32,996,089 additional common shares of Cosan S.A.. Since Cosan S.A. is a consolidated subsidiary, the Warrants recorded by Cosan S.A. have been eliminated in consolidation.

On September 14, 2009, the Company sold to third parties 10,000,000 of the Warrants for R$26,147, which resulted in a gain which is recorded as financial income.  At December 31, 2009, 54,987,552 warrants have been exercised, of which 44,993,482 were exercised by the Company, 9,994,070 were exercised by noncontrolling shareholders and the remaining 12,448 warrants expired. The exercise of the warrants of Cosan S.A. resulted in the issuance of 32,992,531 common shares, valued at R$527,880. Of this amount, the Company received 26,996,089 common shares valued at R$431,937.

b) Earnings per share

According to the IAS 33 – Earnings per share, the tables below present the reconciliation of the net income and the weighted average value per share used to the calculation of the basic and diluted earnings per share.

Cosan Limited does not present any dilutive potential shares outstanding, therefore the table below presents the calculation of basic and diluted earnings per share:

Basic and diluted:

	2011		2010
Numerator:
Net income – attributable to Cosan		470,906		706,094
Denominator:
Weighted average shares outstanding		270,687,385		270,687,385
Basic earnings per share	R$	1.74	R$	2.61

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

22.	Gross sales

	2011	2010
Gross revenue from sales of products and services	19,783,250	16,685,884
Indirect taxes and deductions	(1,719,770)	(1,349,829)
Net revenue	18,063,480	15,336,055

23.	Expense by nature

Reconciliation of expenses by nature

The expenses are presented in the consolidated results by function. The reconciliation of income by nature/purpose for the years ended March 31, 2011 and 2010 is detailed as follows:

a)     Expenses by Nature:

	2011	2010
Raw materials	(3,657,462)	(3,902,508)
Resale fuels	(10,084,103)	(8,393,136)
Payroll	(901,062)	(694,939)
Commercial expenses	(179,283)	(221,332)
Depreciation and amortization	(742,307)	(644,635)
Other expenses	(1,157,312)	(779,183)
	(16,721,529)	(14,635,733)

b)     Segregated by:

	2011	2010
Cost of goods sold	(15,150,079)	(13,271,331)
Selling	(1,026,000)	(862,726)
General & Administrative	(545,450)	(501,676)
	(16,721,529)	(14,635,733)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

24.	Financial results, net

	2011	2010
Financial expenses
Interest	(586,887)	(556,466)
Monetary variation (loss)	(81,341)	(64,395)
Other	(9,136)	(1,527)
	(677,364)	(622,388)
Financial Income
Interest	63,791	96,521
Monetary variation (income)	34,018	13,374
Investment income	90,345	52,530
Other	603	39,606
	188,757	202,031

Foreign exchange variation, net	282,705	558,977

Derivatives, net
Commodities derivatives	6,524	(186,268)
Exchange rate and interest derivatives	34,984	517,216
Warrants in associate	13,248	23,873
	54,756	354,821
	(151,146)	493,441

25.	Other income (expense), net

	2011	2010

Other income
Gain on sale of aviation fuel distribution business	-	52,031
Gain on sale of fixed assets	43,708	-
Gain on sale of investments	6,704	-
Scrap and waste sales	6,950	6,417
Rental and leasing income	4,111	6,215
Other income	2,204	11,536
	63,677	76,199
Other expenses
Provision for judicial demands	(23,828)	(25,829)
Internal costs on Rumo transaction	(20,319)	-
Donations	(12,335)	-
Expenses on Zanin acquisition	(6,517)	-
Assets’ non realization accrual	(5,696)	-
Other expenses	(28,810)	(12,847)
	(97,505)	(38,676)
	(33,828)	37,523

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

26.	Financial instruments

Financial risk management

a)	Overview

The Company is exposed to the following risk related to the use of financial instruments:

•	price risk
•	foreign exchange rates
•	interest rates
•	credit risk
•	liquidity risk

This note presents information about the Company exposure for which risk above, the object of the Company’s risk management policies, the polices and processes for measurement, risk management and capital management.

b)	Risk management structure

The Company has two committees related to risk management: (i) Risk management committee, formed by three Board Director´s members, one of them independent member, that meet, at least once by year, to discuss and determine the Company´s hedge policies; (ii) Executive risk committee, formed by management of the Company, that meets on a weekly basis to analyze the foreign exchange and commodities market trends.  The committee also reviews cover positions and the strategy of pricing exports of sugar in order to reduce the adverse effects of changes in sugar prices and the foreign exchange rate as well as monitoring the liquidity risks and counterparty (credit).

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

On March 31, 2011, 2010 and April 1, 2009, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

	Notional			Fair value
	March 31,	March 31,	April 1, 2009	March 31,	March 31,	April 1,
	2011	2010		2011	2010	2009
Price risk
Commodity derivatives
Future contracts	1,308,033	1,177,437	423,691	(68,906)	112,382	9,629
Options contracts	10,364	1,074,579	149,021	(17,484)	(11,730)	(6,728)
Swap contracts	-	100,794	-	-	1,081	-
				(86,390)	101,733	2,901
Exchange rate risk
Future contracts	(114,204)	2,103,056	861,787	(117)	471	7,384
Forward contracts	694,599	963,100	433,462	9,900	36,559	(53,330)
Options contracts	345,00	671,502	-	-	15,719	-
Swap agreements	-	322,023	570,700	-	-	(6,828)
				9,783	52,749	(52,774)
Interest rate risk
Interest derivative	-	518,790		-	(624)	-

Total				(76,607)	153,858	(49,873)
Total assets				55,682	230,561	17,022
Total liabilities				(132,289)	(76,703)	(66,895)

c)     Price risk

This arises from the potential for fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price risk: commodity derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional		Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Future	Short	NYBOT	#11	1-May-11	23,150	T	26,442	(392)
Future	Short	NYBOT	#11	1-May-11	208,239	T	200,552	(2,154)
Future	Short	NYBOT	#11	1-Jul-11	520,877	T	424,617	(43,705)
Future	Short	NYBOT	#11	1-Oct-11	513,460	T	388,694	(56,734)
Future	Short	NYBOT	#11	1-Mar-12	139,656	T	121,973	2,827
Sub-total of futures of Sugar Sold					1,405,382	T	1,162,278	(100,159)

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	NYBOT	#11	1-May-11	(55,883 T	)	(49,591)	4,807
Future	Long	NYBOT	#11	1-Jul-11	(7,620 T	)	(6,786)	66
Future	Long	NYBOT	#11	1-Oct-11	(50,802 T	)	(40,314)	3,758
Future	Long	NYBOT	#11	1-Mar-12	(84,027 T	)	(49,064)	22,623
Sub-total of futures of Sugar Purchased					(198,333 T	)	(145,755)	31,253

Call	Short	NYBOT/OTC	#11	1-Oct-11	43,182	T	985	(6,559)
Call	Short	NYBOT	#11	1-Oct-11	55,883	T	3,651	(7,826)
Call	Short	NYBOT	#11	1-Jul-12	101,605	T	1,177	(4,597)
Sub-total of Call Sold					200,669	T	5,813	(18,981)
Put	Long	NYBOT/OTC	#11	1-Oct-11	43,182	T	985	574
Put	Long	NYBOT/OTC	#11	1-Oct-11	55,883	T	3,566	923
Sub-total de Put Purchased					99,065	T	4,551	1,497
Total de Commodities							1,026,888	(86,390)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The fair value of these derivatives was measured by observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

d)     Foreign Exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions outstanding on March 31, 2011 of derivatives used to hedge exchange rates:

Exchange risk : exchange derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Forward	Short	OTC/Cetip	NDF	1-Apr-11	166,150	3,279
Forward	Short	OTC/Cetip	NDF	31-May-11	117,782	2,094
Forward	Short	OTC/Cetip	NDF	1-Jul-11	84,645	1,349
Forward	Short	OTC/Cetip	NDF	1-Aug-11	85,300	1,422
Forward	Short	OTC/Cetip	NDF	3-Oct-11	396,618	11,046
Forward	Short	OTC/Cetip	NDF	2-Jan-12	91,075	3,744
Sub-total of Forward Sold					941,570	22,932

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	BMFBovespa	Commerc. U.S. dollar	2-May-11	(114,204)	(117)
Sub-total of Future Purchased					(114,204)	(117)
Forward	Long	OTC	NDF (Offshore)	4-May-11	(10,780)	(625)
Forward	Long	OTC	NDF (Offshore)	4-Aug-11	(11,014)	(619)
Forward	Long	OTC	NDF (Offshore)	4-Nov-11	(11,246)	(613)
Forward	Long	OTC	NDF (Offshore)	3-Feb-12	(11,489)	(604)
Forward	Long	OTC	NDF (Offshore)	4-May-12	(11,722)	(584)
Forward	Long	OTC	NDF (Offshore)	3-Aug-12	(11,978)	(586)
Forward	Long	OTC	NDF (Offshore)	1-Nov-12	(12,239)	(595)
Forward	Long	OTC	NDF (Offshore)	4-Feb-13	(12,504)	(595)
Forward	Long	OTC	NDF (Offshore)	3-May-13	(12,739)	(571)
Forward	Long	OTC	NDF (Offshore)	2-Aug-13	(12,997)	(534)
Forward	Long	OTC	NDF (Offshore)	4-Nov-13	(13,256)	(493)
Forward	Long	OTC	NDF (Offshore)	4-Feb-14	(13,521)	(462)
Forward	Long	OTC	NDF (Offshore)	2-May-14	(13,743)	(476)
Forward	Long	OTC	NDF (Offshore)	4-Aug-14	(14,002)	(617)
Forward	Long	OTC	NDF (Offshore)	4-Nov-14	(14,261)	(754)
Forward	Long	OTC	NDF (Offshore)	4-Feb-15	(14,497)	(872)
Forward	Long	OTC	NDF (Offshore)	4-May-15	(14,726)	(991)
Forward	Long	OTC	NDF (Offshore)	4-Aug-15	(15,003)	(1,152)
Forward	Long	OTC	NDF (Offshore)	4-Nov-15	(15,254)	(1,291)
Sub-total of Forward Purchased					(246,970)	(13,033)
Total of exchange					580,395	9,783

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

On March 31, 2011 and 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	2011		2010
	R$	US$ (in thousands)	R$	US$ (in thousands)
Bank accounts	78,353	48,108	127,755	71,732
Highly liquid investments	52,102	31,990	82,870	46,530
Restricted cash	126,872	77,898	44,972	25,251
Accounts receivable - foreign	7,556	4,639	148,655	83,467
Foreign currency-denominated loans	(583,068)	(357,998)	(829,363)	(465,672)
Export pre-payments	(736,472)	(452,184)	(976,277)	(548,161)
Senior Notes due in 2014	(576,814)	(354,156)	(631,246)	(354,433)
Senior Notes due in 2017	(658,954)	(404,589)	(720,573)	(404,588)
Perpetual bonds	(1,236,209)	(759,016)	(810,896)	(455,303)
Exchange exposure	(3,526,634)	(2,165,308)	(3,564,103)	(2,001,177)

e)     Effects of hedge accounting

In the beginning of the year ended at March 31, 2011, the Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. On March 31, 2011, the amounts recorded in other comprehensive income related to hedge accounting are as follows:

			Expected period to affect P&L
Derivative	Market	Risk	2011/12	2010/11	Total
Future	OTC / NYBOT	#11	(353,930)	2,798	(351,132)
NDF	OTC / CETIP	USD	134,015	-	134,015
			(219,915)	2,798	(217,117)
(-) Deferred income tax			74,771	(951)	73,819
			(145,144)	1,847	(143,298)

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

During the year ended March 31, 2011, the Company recorded the amount of R$15,568 on its results of operations due to hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of R$18,679 related to the gains and losses of the hedges’ ineffectiveness during the year ended March 31, 2011.

Cash flow hedge	2011
-
Balance at March 31, 2010
Gain/(losses) of cash flow hedges for the period
Commodities futures and swap contracts	(572,161)
Currency forward contracts	179,099
Reclassification adjustments for losses included in the income statement	175,945
Total before tax effect	(217,117)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	73,819
Balance at March 31, 2011	(143,298)

f)     Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At March 31, 2011, the Company has not presented interest rate risk derivatives outstanding (US$ 300,000, as March 31, 2010, which fair value was R$624).

g)     Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Goldman Sachs & Co, Banco Santander S.A., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., e Banco BTG Pactual S.A..

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of March 31, 2011, the total credit limit used as initial margin was R$136,420 (R$68,646 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on March 31, 2011, the amount of R$50,000 (R$83,042 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

h)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Company's liquidity management is to ensure, as much as possible, which always has sufficient liquidity to meet its obligations to win, under normal and stress, without causing unacceptable losses or risk damaging the reputation of the Company.

i)	Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to short-term maturity of these instruments.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities are estimated by the discounted future cash flows using rates currently available for debt or deadlines and similar instruments.

The fair market value of Senior Notes due 2014 and 2017, described in note 16, at its market price is 116.25% 108.75% and, respectively, of its face value at 31 March 2011.

The fair market value of Perpetual bonds, described in note 16, at its market price is 100,6%, respectively, of its face value at 31 March 2011.

In respect of other loans and financing, their fair market values substantially approximate the amounts recorded in the financial statements due to the fact that these financial instruments are subject to variable interest rates.

The fair value of financial assets available for sale is obtained through quoted market prices in active markets, if any.

The Company enters into derivative financial instruments with various counterparties, primarily financial institutions with credit ratings of investment grade. The derivatives valued using valuation techniques with observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculations. The models incorporate various data, including credit quality of counterparties, the rates of currency spot and forward, interest rate curves and forward rate curves of the commodity underlying.

Fair value hierarchy

The Company has the following hierarchy to determine and disclose the fair value of financial instruments by the technical evaluation:

•	Level 1: quoted prices in a active market to identical assets and liabilities;
•	Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly; and
•	Level 3: techniques that use data that have significant effect on the fair value recorded that are not based on observable market data.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Assets and Liabilities measured at fair value	Level 1	Level 2	Total
March 31, 2011
Warrants Radar	-	162,961	162,961
Derivative financial assets	35,577	20,105	55,682
Derivative financial liabilities	(122,084)	(10,205)	(132,289)
	(86,507)	172,861	86,354

March 31, 2010
Warrants Radar	-	149,713	149,713
Derivative financial assets	128,658	101,903	230,561
Derivative financial liabilities	(51,880)	(24,823)	(76,703)
	76,778	226,793	303,571

April 1, 2009
Warrants Radar	-	125,841	125,841
Derivative financial assets	9,638	7,384	17,022
Derivative financial liabilities	(6,738)	(60,157)	(66,895)
	2,900	73,068	75,968

j)	Sensitivity analysis

Following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of March 31, 2011, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Sensitivity analysis

Following is the sensitivity analysis on the change in the fair value of the Company’s financial derivatives:

		Impacts on the result (*)
	Risk factors	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Commodity derivatives
Futures agreements:
Sale Commitments	Increase in sugar price	(100,159)	(312,284)	(625,326)
Purchase Commitments	Decrease in sugar price	(31,253)	(44,252)	(88,504)
Sales Commitments	Increase in hydrated ethanol

Options agreements:
Call options sold	Increase in sugar price	(18,981)	(26,125)	(58,820)
Put options purchased	Increase in sugar price	1,497	(1,246)	(1,459)

Exchange rate risk
Exchange rate derivatives
Futures agreements:
Sale Commitments	R$ / US exchange rate appreciation	(117)	(28,094)	(56,187)
Purchase Commitments	R$ / US exchange rate depreciation	(22,932)	(220,298)	(440,597)
Forward agreements:
Sale Commitments	R$ / US exchange rate appreciation	(13,033)	(46,871)	(92,877)

(*) Result expected for up to 12 months as from March 31, 2011

i) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Occasionally, the Company purchases its own shares on the market, the timing of these purchases depends on market prices.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2011 and 2010.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

27.	Pension and other post-employment benefits plan

a)     Pension plan

Defined benefit

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan (Previd Exxon) covering substantially all of its employees upon their retirement.

Defined contribution

The Company, through its subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsors a defined contribution plan, for all employees of that subsidiary. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

During the years ended March 31, 2011 and 2010, the amount of contributions totaled R$4,701 and R$5,407 respectively.

b)     Actuarial liability

The actuarial liability on Previd Exxon demonstrated in non-current liabilities at March 31, 2011 amounting to R$24,380 ($0 in 2010 and R$ 65,108 on April 1, 2009).

Reconciliation of present value of defined benefit obligation and the fair value of plan assets, with assets and liabilities recognized on the balance sheet:

	2011	2010
Present value of actuarial obligation at beginning of the year	(325,534)	(362,339)
Interest cost	(35,107)	(32,583)
Current service cost	(4,445)	(5,478)
Benefits paid	24,637	18,985
Actuarial gain (loss) on obligation at beginning of the year	(43,374)	55,881
Present value of actuarial obligation at end of the year	(383,823)	(325,534)

Fair value of plan assets at beginning of the year	347,703	297,231
Expect return on plan assets	35,918	31,046
Contribution received by the fund	8,702	8,403
Benefits paid	(24,637)	(18,985)
Gain in fair value of assets	(8,243)	30,008
Fair value of plan assets at end of the year	359,443	347,703

Present value of liabilities in excess of fair value of assets	(51,703)	(61,788)
Actuarial gains and losses unrecognized	27,323	61,788
Actuarial liability	(24,380)	-

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Total expense recognized in profit or loss:

Expense recognized in profit or loss	2011	2010
Current service cost	(4,445)	(5,478)
Interest on obligation	(35,107)	(32,583)
Curtailment gain	-	-
Expected return on plan assets	35,918	31,046
	(3,634)	(7,015)

Total amount recognized as other comprehensive income:

	2011	2010
Amount accumulated at 1 April	(42,056)	-
Unrecognized gains	29,447	(63,721)
Deferred income tax	(10,012)	21,665
Amount accumulated at 31 March	(22,621)	(42,056)

Plan assets include:

	2011		2010
	Value	Percentage	Value	Percentage
CDBs – Bank deposits	268,864	74.80%	261,690	74.83%
Equity securities of Brazilian Public Entities	90,580	25.20%	88,023	25.17%
Total	359,444	100%	349,713	100%

Plan assets are represented by financial assets with quoted prices in an active market and therefore are included as a Level 1 fair value type. The total expected rate of return on assets is calculated based on market expectations existing at that date applicable to the period over which the obligation should be liquidated. These expectations are reflected in the following main assumptions.

The main assumptions used to determine the pension benefit obligations of the Company are as follows:

Defined benefit plan	2011	2010
Actuarial valuation method	Project unit credit	Project unit credit
Mortality table	AT 83 segregated by sex, decreased by 10%	AT 83 segregated by sex, decreased by 10%
Discount rate for actuarial liability	Interest: 10.77% p.a. + inflation: 4.50% p.a.	Interest: 11.08% p.a. + inflation: 4.50% p.a.
Expected rate of return on plan assets	Interest: 11.20% p.a. + inflation: 4.50% p.a.	Interest: 10.48% p.a. + inflation: 4.50% p.a.
Salary growth rare	6.07% + inflation: 4.50% p.a.	6.07% + inflation: 4.50% p.a.
Rate in increase of estimated benefits	0.00% p.a. + inflation: 4.50% p.a.	0.00% p.a. + inflation: 4.50% p.a.

During the year ended March 31, 2011 contributions to Previd Exxon – Sociedade Previdência Privada totaled R$ 8,702 (R$ 8,403 on March 31, 2010).

The Company expects contributions at the amount of R$ 9,458 to be paid in relation to its defined benefit plan in 2012.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

28.	Shared-based payments

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A. share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A.. On September 22, 2005, Cosan S.A. board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or treasury shares held by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remained to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

On August 7, 2009, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 165,657 common shares to be issued or purchased by Cosan S.A., due to changing in the management at that date.

According to the market value at the date of issuance, the exercise price is R$ 6.11 per share, without any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity agreement was not achieved. The options can be exercised after a waiting period of one year, considering a maximum percentage of 25% per annum of the total stock options offered by Cosan S.A. within a period of 5 years.

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

On March 31, 2011 all stock options related to that plan were exercised by issuance of new shares.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The number and weighted average exercise price of stock options are the following:

	Shares	Weighted average exercise price
Outstanding April 1, 2009	1,470,832	6.11
Exercised (July 17, 2009)	(224,819)	6.11
Option granted (August 8, 2009)	165,657	6.11
Exercised (October 10, 2009)	(169,500)	6.11
Exercised (December 15, 2009)	(571,194)	6.11
Exercised (March 29, 2010)	(17,000)	6.11
Outstanding March 31, 2010	653,976	6.11
Exercised (July 29, 2010)	(449,819)	6.11
Exercised (September 17, 2010)	(91,717)	6.11
Exercised (March 4, 2011)	(112,440)	6.11
Outstanding March 31, 2011	-	-

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price	6.11	6.11	6.11
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date	12.35	18.19	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date

Expected Term – Cosan S.A. expected term represents the period that Cosan S.A. share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan S.A. does not expect any forfeiture as those options are mainly for officers, whose turnover is low.

Expected Volatility – For the options granted on September 22, 2005 Cosan S.A. had its shares publicly-traded for less than 6 months as of April 30, 2006. Therefore, Cosan S.A. opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan S.A. has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios. For the options granted on September 11, 2007 Cosan S.A. used the volatility of its shares as an assumption in its valuation model since Cosan S.A. IPO in Brazil, in 2005.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

Expected Dividends – As Cosan S.A. was a relatively new public entity, the expected dividend yield was calculated based on the current value of the stock at the grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – Cosan S.A. bases the risk-free interest rate used the SELIC - Special System Settlement Custody.

29.	Segment information

a)     Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. The Company presents three segments: Sugar and Ethanol (“S&E”), Fuel distribution and lubricants (“CCL”) and sugar logistics (“Rumo”).

The S&E segment is primarily engaged in the production and marketing of a variety of products derived from cane sugar, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugar cane bagasse.

The CCL segment includes the distribution and marketing of fuels and lubricants, mainly through franchised network of service stations under the brand "Esso" throughout the national territory.

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

The following selected information result and segment assets that were measured in accordance with the accounting practices used in the preparation of consolidated information:

	2011
	S&E	CCL	RUMO	Adjustment and elimination	Consolidated
Financial position:
Property, plant and equipment	5,988,670	1,059,927	931,927	-	7,980,524
Intangible	2,298,743	1,232,546	358,286	-	3,889,575
Loans, net of cash and cash equivalents	(5,396,096)	(450,632)	(99,829)	(13,692)	(5,960,249)
Other assets and liabilities, net	4,108,146	46,973	(173,826)	(2,562,446)	1,418,847
Total asset (net of liabilities) allocated by segment	6,999,463	1,888,814	1,016,558	(2,576,138)	7,328,697
Total asset	16,190,023	4,070,147	1,713,112	(2,760,845)	19,212,437

Income statements (12 months):
Net sales	6,389,178	11,795,277	448,003	(568,978)	18,063,480
Domestic market	3,678,207	11,795,277	448,003	(568,978)	15,352,509
External market	2,710,971	-	-	-	2,710,971
Gross profit	1,988,662	781,120	131,469	12,150	2,913,401
Selling general and administrative expenses	(961,407)	(575,008)	(28,951)	(6,084)	(1,571,450)
Other income (expense)	(65,415)	31,777	9,936	(10,126)	(33,828)
Financial result, net	(101,755)	(57,980)	13,047	(4,458)	(151,146)
Income tax and social contribution	(305,977)	(65,666)	(42,865)	-	(414,508)
Net income	833,343	114,243	62,543	(242,473)	767,656
Other selected data:
Additions to PP&E and biological assets (cash)	2,817,195	93,835	126,189	-	3,037,219
Depreciation and amortization (including biological assets noncash effect)	1,266,142	72,701	20,157	-	1,359,000

	2010
	S&E	CCL	RUMO	Adjustment and elimination	Consolidated
Financial position:
Property, plant and equipment	4,795,522	1,016,263	302,745	-	6,114,531
Intangible	2,207,198	1,255,034	363,135	-	3,825,367
Loans, net of cash and cash equivalents	(4,345,015)	(444,964)	(107,199)	31,886	(4,865,292)
Other assets and liabilities, net	3,611,383	100,095	(92,671)	(2,201,486)	1,417,320
Total asset (net of liabilities) allocated by segment	6,269,088	1,926,428	466,010	(2,169,600)	6,491,926
Total asset	14,492,261	3,690,368	806,394	(2,571,781)	16,417,242

Income statements (12 months):
Net sales	5,380,134	10,145,054	158,249	(347,382)	15,336,055
Domestic market	4,648,436	10,145,054	158,249	(347,382)	14,604,357
External market	731,698	-	-	-	731,698
Gross profit	1,341,599	692,732	30,393	-	2,064,724
Selling general and administrative expenses	(846,306)	(490,041)	(18,111)	(9,944)	(1,364,402)
Gain on tax recovery program	270,333	-	-	-	270,333
Other income (expense)	(24,237)	102,193	4,962	(45,395)	37,523
Financial result, net	433,293	22,923	(1,057)	38,282	493,441
Income tax and social contribution	(327,363)	(88,245)	(7,696)	-	(423,304)
Net income / (losses)	1,111,283	153,972	11,917	(194,679)	1,082,493
Other selected data:
Additions to PP&E and biological assets (cash)	2,240,909	156,580	147,943	-	2,545,432
Depreciation and amortization (including biological assets noncash effect)	1,040,532	73,261	14,167	-	1,127,960

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

All non-current assets of the Company are located in Brazil.

b)     Detailed net sales per segment

	2011	2010
S&E
Sugar	3,853,404	3,377,832
Ethanol	2,203,737	1,747,646
Cogeneration	194,889	93,583
Other	137,148	161,073
	6,389,178	5,380,134
CCL
Fuels	10,902,267	9,437,316
Lubricants	822,420	634,045
Other	70,590	73,693
	11,795,277	10,145,054
Rumo
Port lifting	118,139	142,120
Logistics	305,780	16,129
Other	24,084	-
	448,003	158,249

Adjustment/elimination	(568,978)	(347,382)

Total	18,063,480	15,336,055

c)     Net sales per region

The percentage of net sales by geographic area for the years ended are as follows:

	2011	2010
Brazil	72.63%	86.40%
Europe	24.93%	9.20%
Latin America (Except Brazil)	0.20%	2.80%
Middle east and Asia	1.48%	1.20%
North America	0.74%	0.30%
Other	0.02%	0.10%
Total	100.0%	100.0%

The net sales from segments CCL and Rumo are derived only from the domestic market (Brazil), with no revenue from foreign customers.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

d)     Concentration of customers

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales during 2011 and 2010 - the SUCDEN Group (25% and 17%, respectively).

CCL

In this segment there are no clients that represent more than 10% of the net sales.

Rumo

In 2011, 55% of the segment net sales were generated from sales to the S&E segment (33% in 2010), with another customer with revenues of more than 10% of this segment, Sucden Group representing 11% (14% in 2010).

30.	Reconciliation between USGAAP and IFRS as of and for the year ended March 31, 2010 (not required by IFRS)

The Company’s consolidated financial statements as of and for the year ended March 31, 2011 have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).   The Company previously prepared and published US GAAP consolidated financial statements for use in its annual report to shareholders on Form 20-F that is filed with the United States Securities and Exchange Commission (“SEC”).   In connection with the Company’s transition to IFRS, and disclosed required by the SEC in such situations, the fhe following tables present a reconciliation of the Company’s equity as of April 1, 2009 and March 31, 2010 and consolidated net income for the year ended March 31, 2010 as presented under US GAAP to that reported under IFRS.  Amounts are presented in Brazilian reais.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

a) Reconciliation of equity

		March 31, 2010	April 1, 2009
	Note
US GAAP equity (U.S. dollars)		3,683,056	2,140,765
Exchange rate at year end		1.7810	2.3152
US GAAP equity in reais		6,559,522	4,956,299

IFRS adjustments:
Biological assets	a	(143,431)	(188,302)
Business combinations	b	(274,808)	(516,170)
Deemed cost	c	366,151	366,151
Borrowing costs	d	(175,185)	(132,174)
Warrants on equity method investment	e	149,713	125,841
Investment property in associate	f	67,691	44,868
Sale leaseback	g	182,533	188,866
Other adjustments		(15,947)	7,514
Deferred income tax on IFRS adjustments	h	(224,313)	(184,966)

IFRS equity		6,491,926	4,667,927

b) Reconciliation of income

		March 31, 2010
	Note
US GAAP net income (U.S. dollars)		331,859
Average exchange rate for the period		1.8662
US GAAP net income		619,316

IFRS adjustments:
Biological assets	a	44,871
Business combinations	b	140,314
Borrowing costs	d	(43,011)
Warrants on equity method investment	e	23,873
Investment property in associate	f	22,823
Sale leaseback	g	(6,333)
Other adjustments		(27,377)
Deferred income tax on IFRS adjustments	h	(68,382)

IFRS net income		706,094

The significant adjustments from US GAAP as a consequence of the adoption of IFRS are described as follows:

a)     Biological assets

According to the IAS 41, biological assets of Cosan S.A. are measured at fair value at each reporting period, using the discounted cash flow method.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

In accordance with US GAAP, the biological assets were recorded at their historical cost less amortization and were classified and presented in the statement of financial position as inventories or fixed assets. The costs classified in inventories related to maintenance costs of the crop to be harvested within 12 months, and the costs recognized in fixed assets related to the costs of the initial crop of sugarcane plants, which are amortized over five years, the estimated useful life.

The negative adjustment of biological assets to fair value as of the IFRS transition date was not considered an indicator of impairment of the previous carrying value of the previously classified inventory or fixed assets under US GAAP. Rather, such previous asset values were deemed recoverable as of April 1, 2009 based on the estimated future cash flows of all crops to be grown on the land as they are used to produce sugar and ethanol, as compared to the current fair value of biological assets which is based on the current status on crops in process.

b)     Business combinations

Under IFRS 3, all assets and liabilities of businesses acquired after the transition date, including any intangible assets are valued at their fair value at the date of transaction. In addition, purchases of businesses with payment in shares or other securities issued by the purchaser must also be measured at fair value for purposes of determining the purchase price, which consequently affects the value of goodwill calculated. Cosan considered the transition date for application of IFRS 3 to be December 1, 2008, the date of acquisition of Cosan CL.

The buyer must recognize contingent consideration at fair value at the acquisition date as part of the consideration for obtaining control of the acquiree.

 If the Company's interest in the fair value of identifiable assets and liabilities acquired exceeds the acquisition cost, such excess is recorded as an immediate gain in income.

Business combinations are treated in a similar manner under US GAAP, but as the primary GAAP used in the preparation of these IFRS financial statements was Brazilian GAAP, (i) business combinations effects accounted for under BR GAAP prior to December 1, 2008 have been reversed and (ii) goodwill amortization effects accounted for under BR GAAP prior to March 31, 2009 have been included.

c)     Deemed cost

Cosan S.A. elected to measure its farming land at fair value at the date of transition to IFRS. The adjustment was recorded against equity net of deferred taxes.

COSAN LIMITED

Notes to the consolidated financial statements (Continued)
Years ended March 31, 2011 and 2010
(In thousand Reais, unless otherwise stated)

d)     Borrowing costs

Under US GAAP, up to March 31, 2010, the Company capitalized borrowing costs, but as the primary GAAP used in the preparation of these IFRS financial statements was Brazilian GAAP, in which borrowing costs were not capitalized, Cosan has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs on assets where construction was commenced on or after the date of transition.

e)     Warrants on equity method investment

Cosan S.A. holds warrants on Radar, exercisable at any time up to maturity (August 2018). Such warrants permit Cosan S.A. to purchase additional shares, equivalent to 20% of total shares as of the date of exercise. The exercise of warrants will not change the classification of this investment as an equity investment. Those warrants were not considered to be a financial instrument under US GAAP up to March 31, 2010 as they cannot be net settled. Radar is a privately owned entity.   Under IFRS the warrants are treated as a separate financial instrument measured at fair value.

f)     Investment property in associate

Radar is an equity method investment of the Company that invests in farming land for rent and future appreciation. Under US GAAP, up to March 31, 2010, such land was recorded at cost. With the adoption of IFRS, Radar treated such land as investment property and elected to measure it at fair value. Fair value is measured at each reporting date, impacting the equity income of the Company in regard to Radar.

g)     Sale leaseback

On December 30, 2008, Cosan sold land to Radar resulting in a gain of R$188,866. The Company leased back the land. Under US GAAP this gain was deferred and was being amortized over the 19 year average term of the leases.

Under IFRS, since the sale price was based on the fair value of the land the gain was recorded on the transition date against accumulated earnings.

h)     Deferred income taxes

As required by IAS 12, all deferred income taxes have been reclassified to non-current assets or liabilities. Also, the balance of deferred income taxes was impacted by the adjustments previously mentioned.