Form 20-F
period 2012-03-31
Cosan Ltd.
filed 2012-07-31
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2012
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

The number of outstanding shares as of March 31, 2012 was:

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
☐  Yes      ☒   No

ii

Presentation of Financial and Other Information

Our audited consolidated financial statements at March 31, 2012 and 2011 and for each of the fiscal years ended March 31, 2012, 2011 and 2010 are included in this annual report.

We present our consolidated financial statements in accordance with International Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for both Securities and Exchange Commission, or SEC, and Comissão de Valores Mobiliários, or CVM, filings.

The consolidated financial statements are presented in Brazilian reais . However, the functional currency of Cosan Limited, or the “Company,” is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio, “Cosan” or “Cosan S.A.,” and its subsidiaries and jointly controlled entities, located in Brazil, operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. The Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, mandated that IFRS as issued by the IASB should be used as the basis for consolidated financial statements of Brazilian public companies from fiscal years ending after December 31, 2010 and onward. We have presented our consolidated financial statements for the fiscal years ended March 31, 2012, March 31, 2011 and 2010, in accordance with IFRS as issued by the IASB and our transition date was April 1, 2009. Prior to this date, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP,” for CVM purposes and U.S. GAAP for SEC purposes. Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009, the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or CPC, and the rules and regulations issued by the CVM. After the adoption of CPCs No.15 to 43, Brazilian GAAP presents minimal differences from IFRS as issued by the IASB, for preparation of consolidated financial statements.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell, or “Shell,” had reached a non-binding memorandum of understanding to form a Joint Venture, or “Joint Venture,” for a combined 50/50 investment. On August 25, 2010, the Company announced the conclusion of the negotiations with Shell and entered into definitive agreements. On January 4, 2011, the Company received unconditional merger clearance from the European Union to form the proposed Joint Venture in Brazil. On June 1, 2011, the Company formed two Joint Ventures under the names Raízen Combustíveis S.A. (“Raízen Combustíveis”) and Raízen Energia S.A. (“Raízen Energia”), collectively referred as Raízen. A third entity was established to assist with the management of the Joint Venture. On June 1, 2011, Cosan contributed its sugar and ethanol and its distribution assets to the Joint Venture while Shell contributed its distribution assets in Brazil, its interests on second generation ethanol research and development entities (Iogen Corp. and Codexis, Inc.) and the license to use the Shell brand in the amount of R$ 533 million. Shell is also required to make a fixed cash contribution in the amount of approximately R$1.8 billion over a two-year period, of which R$ 1,278.0 million had been contributed as of March 31, 2012. The sugar packaging, distribution and logistics and lubricants distribution business along with the investment in Radar were not contributed to the Joint Venture. During the year ended March 31, 2011, the Joint Venture did not impact Cosan’s consolidated financial statements except for the incurrence of certain costs and expenses related to its future formation. The accounting effects arising from the formation of Raizen Combustíveis and Raizen Energia included the recording of the underlying net assets of the Joint Ventures’ net assets at their estimated fair value, and recording a gain on the deconsolidation of the previous subsidiaries. Accordingly, the Company’s consolidated financial position, results of operations and cash flows for periods subsequent to the Joint Venture´s formation are not necessarily comparable to pre-formation amounts. The Joint Venture agreement remains subject to approval by the CADE (Conselho Administrativo de Defesa Econômica).

Unless the context requires otherwise, information pertaining to Raízen Energia and Raízen Combustíveis represents 100% of the operations of the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company’s financial statements. See note 29 to our audited consolidated financial statements.

Forward - Looking Statements

This annual report contains estimates and forward-looking statements, principally under “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of the global financial and economic crisis in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth acquisitions or Joint Ventures;

•	competitive developments in the ethanol and sugar industries;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates or regulatory environment;

•	inflation, depreciation, valuation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA,” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or NYBOT, the New York Stock Exchange, the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” and the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom.” We believe that all market data in this annual report is reliable, accurate and complete.

Terms Used in this Annual Report

In this annual report, we present information in gallons and liters. In addition, we also present information in tonnes. In this annual report, references to “ton” or “tonne” refer to the metric tonne, which is equal to 1,000 kilograms.

All references in this annual report to “TSR” are to total sugar recovered, which represents the total amount of sugar content in a given quantity of sugarcane.

All references in this annual report to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil.

Rounding

We have rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for Cosan Limited derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

The financial data at and for the fiscal years ended March 31, 2012, 2011 and 2010, have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

	As of and For Fiscal Year Ended March 31,
	2012	2011	2010
	(in millions of reais, except where otherwise indicated)
Income Statement Data:
Net sales	24,096.9	18,063.5	15,336.1
Cost of goods sold	(21,465.0)	(15,150.1)	(13,271.3)
Gross profit	2,631.9	2,913.4	2,064.8
Selling expenses	(1,136.3)	(1,026.0)	(862.7)
General and administrative expenses	(646.0)	(545.4)	(501.7)
Gain on tax recovery program	—	—	270.3
Gain on the de-recognition of subsidiaries to form the JVs	2,752.7	—	—
Other, net	145.5	(33.8)	37.5
Operations income / (expenses)	1,115.9	(1,605.2)	(1,056.5)
Income before financial results, equity income of associates and income taxes	3,747.8	1,308.2	1,008.3
Equity income of associates	33.3	25.2	4.2
Financial results, net	(478.5)	(151.1)	493.4
Income before income taxes	3,302.5	1,182.3	1,505.9
Income taxes:
Current	(147.4)	(85.4)	(78.4)
Deferred	(962.7)	(329.1)	(344.9)
Net income for the year	2,192.3	767.8	1,082.6
Net income for the year attributable to non-controlling interests	(1.011.0)	(296.8)	(376.4)
Net income for the year attributable to owners of the Company	1.181.3	470.9	706.1
Statement of Financial Position Data:
Cash and cash equivalents	1,654.1	1,271.8	1,110.8
Inventories	748.1	670.3	612.7
Biological assets	968.0	1,561.1	963.2
Property, plant and equipment	7,866.9	7,980.5	6,114.5
Intangible assets	4,932.2	3,889.6	3,825.4

		As of and For Fiscal Year Ended March 31,
		2012		2011		2010
		(in millions of reais, except where otherwise indicated)
Total assets		22,168.1		18,614.0		16,417.2
Current liabilities		2,074.5		2,380.8		2,086.2
Non-current
Long-term debt		4,659.1		6,274.9		5,136.5
Legal proceedings		1,051.7		666.3		612.0
Equity attributable to owners of the Company		5,577.3		4,560.9		4,195.5
Equity attributable to non-controlling interests		3,904.3		2,767.8		2,296.4
Total equity		9,481.6		7,328.7		6,491.9
Other Financial Data:
Depreciation and amortization		1,142.8		1,359.0		1,127.9
Net debt (1)		3,229.1		5,285.7		4,261.7
Working capital (2)		2,679.1		1,099.8		1,312.5
Cash flow provided by (used in):
Operating activities		1,951.6		2,327.2		2,175.8
Investing activities		(2,221.1)		(3,145.7)		(2,435.3)
Financing activities		636.1		980.7		317.9
Earnings per share (basic and diluted)		4.40		1.74		2.61
Number of shares outstanding		270,687,385		270,687,385		270,687,385
Dividends paid		140,998		220,125		43,981
Dividends paid (millions of US dollars)	US$	77,386	US$	135,129	US$	24,695
Dividends paid per share (reais)	R$	0.00053	R$	0.00081	R$	0.00016
Dividends paid per share (US dollars)	US$	0.00029	US$	0.00050	US$	0.00009

Other Operating Data:
Crushed sugarcane (in million tonnes)		52.9		54.2		50.0
Sugar production (in million tonnes)		3.9		3.9		3.5
Ethanol production (in billion liters)		1.9		2.2		1.8
Volume of fuel sold (in million liters)		18,526,3		6,076,9		5,490.6
Sugar elevated (Rumo) (in million tonnes)		7.8		7.5		8.1
Packaged sugar sold (Cosan Alimentos) (in thousand tonnes)		494.3		—		—
Volume of lubricants and base oil sold (in million liters)		216.7		166.4		130.8

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and CTNs (Brazilian Treasury bills) recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(2)	Working capital consists of total current assets less total current liabilities.

The table below provides a reconciliation of Net debt a non-GAAP measure:

	As of and For Fiscal Year Ended March 31,
	2012	2011	2010
	(in millions of reais, except where otherwise indicated)
Current debt	540.3	957.1	839.5
Non-current debt	4,659.1	6,274.9	5,136.6
Total	5,199.4	7,232	5,976.1
Cash and cash equivalents	(1,654.1)	(1,271.8)	(1,110.8)
PESA (debt)	(316.2)	(674.5)	(603.6)
Net debt	3,229.1	5,285.7	4,261.7

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

	Period-end		Average for Period		Low		High
			(reais per U.S. dollar)
Fiscal Year Ended:
April 30, 2008	R$	1.687	R$	1.828	R$	1.657	R$	2.112
March 31, 2009		2.315		2.005		1.559		2.500
March 31, 2010		1.781		1.785		1.764		1.823
March 31, 2011		1.629		1.666		1.628		1.690
March 31, 2012		1.822		1.699		1.534		1.901
Month Ended:
January 2012		1.739		1.790		1.739		1.868
February 2012		1.709		1.718		1.702		1.738
March 2012		1.822		1.795		1.715		1.833
April 2012		1.892		1.855		1.826		1.892
May 2012		2.022		1.986		1.915		2.082
June 2012		2.021		2.049		2.018		2.035
July 2012 (through July 26, 2012)		2.025		2.027		1.988		2.047

 Source: Central Bank.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our Brazilian Depositary Receipts, or “BDRs,” on BM&FBOVESPA, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan S.A., which will be made in reais. See “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil.”

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

Risks Relating to the Joint Venture

We concluded formation of the Joint Venture with Shell to further develop our sugar and ethanol and fuel distribution businesses on June 1, 2011. We cannot guarantee that the Joint Venture will be successful.

On June 1, 2011, we concluded the formation of our Joint Venture with Shell, a Joint Venture relating to the production, supply, distribution and retailing of ethanol-based fuels. The Joint Venture is subject to post-closing antitrust review by CADE, the governing Brazilian antitrust regulator. We may incur unanticipated expenses, fail to realize all anticipated benefits or synergies, disrupt relationships with current and new employees, customers and vendors or incur indebtedness. Any delays or difficulties encountered with the Joint Venture could materially adversely impact our business and results of operations.

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

Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate

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

The prices we are able to obtain for sugar depends, in large part, on prevailing market prices. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations. The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to higher historical volatility when compared to many other commodities. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS,” changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance. Sugar prices reached the highest levels in nearly 30 years during fiscal 2010, reflecting the deficit in global sugar production.

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

Raízen Energia may not successfully acquire or develop additional production capacity through greenfield projects or expansion of existing facilities.

Raízen Energia expects to explore greenfield projects in the future. We do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any potential projects. As a result, we may not complete these greenfield projects on a timely basis or at all, and may not realize the related benefits we anticipate. In addition, we may be unable to obtain the required financing for these projects on satisfactory terms, or at all. For example, we may not be able to obtain all of the land for which we have obtained options in the State of Goiás or we may not have the appropriate personnel, equipment and know-how to implement projects.

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

Raízen Energia may not successfully implement our plans to sell energy from our cogeneration projects, and the Brazilian government’s regulation of the energy sector may affect our business and financial performance.

Our current total installed energy cogeneration capacity is approximately 793 MW, which are used to generate energy for our own industrial operations and to export surplus energy. We have one additional energy co-generation project that we expect to become operational in 2012. We estimate that by the end of calendar year 2012, we will have a total installed energy cogeneration capacity of 934 MW, from which 845MW will come from certain of our mills that will sell excess energy to the grid and a total installed energy capacity of 1,300 MW by 2016. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

Raízen Energia may engage in hedging transactions, which involve risks that can harm our financial performance.

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

Raízen Energia faces significant competition, which may adversely affect our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than our company. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Louis Dreyfus Commodities - Santelisa Vale (the second largest ethanol and sugar producer in Brazil), Tereos - Guarani (the third largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” During the 2011/2012 harvest, Copersucar was comprised of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

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

In addition, petroleum and petroleum products have historically been subject of price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government power to set prices for petroleum, petroleum products, ethanol or NGV. However, given that Petrobras, the only supplier of oil-based fuels in Brazil, is a state-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results, which are not linked to international prices.

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

Approximately 35% of our sugarcane is currently harvested by burning the crop, which removes leaves and destroys insects and other pests. The State of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. We currently incur significant costs to comply with these laws and regulations, and there is a likelihood that increasingly stringent regulations relating to the burning of sugarcane will be imposed by the State of São Paulo and other governmental agencies in the near future. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, as a result, our ability to operate our own mills and harvest our sugarcane crops may be adversely affected.

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

Sugarcane is our principal raw material used for the production of ethanol and sugar. In fiscal year 2012, sugarcane purchased from suppliers accounted for 49.9% of our total sugarcane crushed. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of March 31, 2012, we also leased 68,291 hectares under 10 land lease contracts with an average term of fourteen years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

Social movements may affect the use of our agricultural properties or cause damage to them.

Social movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian Government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any of such social movements. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

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

Raízen Energia sugar and ethanol products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of Raízen Energia´s sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of customers.

Raízen Energia export sales are subject to a broad range of risks associated with international operations.

In fiscal year 2012, our net sales from exports represented 7.4% of our total net sales, while in fiscal year 2011, our net sales from exports represented 15.0% of our total net sales.

In fiscal year 2011, our net sales from exports were R$ 2,711.0 million, representing 15.0% of our total net sales. In fiscal year 2012, our net sales from exports were R$ 1,781.7 million, representing 7.4% of our total net sales. During this same period, our net sales from sugar exports were R$ 1,457.6 million, representing 0.006% of our total net sales, and our net sales from exports of ethanol were R$ 319.4 million, representing 0.001% of our total net sales.

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

We, through our subsidiary CLE (previously CCL) are the exclusive manufacturer and distributor of lubricants products in Brazil based on formulas provided to us under a license from ExxonMobil under the Master Lubricants Agreement, which expires on December 1, 2018. We have also been granted a license to use the ExxonMobil brand to market fuels under the Fuels Trademark License Agreement, which expires on December 1, 2013. The termination or failure to renew any of these licenses, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

Our subsidiary’s port concession is subject to termination by the granting authority.

We own and operate a sugar-loading terminal at the Port of Santos in the State of São Paulo through our subsidiary Rumo Logística S.A., or “Rumo Logística.” This port terminal is a result of the association of two previous terminals, Cosan Operadora Portuária S.A., or “Cosan Portuária,” and Teaçu Armazéns Gerais S.A., or “Teaçu” (previously owned by Nova América). The close proximity of our mills to the port enables us to benefit from lower transportation costs. Pursuant to the port concession agreement with the State of São Paulo’s Port Authority (Companhia de Docas do Estado de São Paulo – CODESP), or “CODESP,” Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement. We are already discussing with the CODESP the renewal of this concession, but we cannot provide assurances that we will be able to renew the concession at all or on favorable terms. The South Terminal concession (formerly Teaçu) was initially scheduled to expire in 2016, but has been extended until 2036. All port concessions may be unilaterally terminated by the granting authority prior to that time upon:

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

Our subsidiary Rumo Logística may not obtain the expected return on its contracts with ALL América Latina Logística S.A..

Our subsidiary Rumo Logística entered into long term contracts with ALL – América Latina Logística S.A., or “ALL,” providing that Rumo Logística will make investments to expand ALL’s rail transport capacity in exchange for ALL transporting raw sugar and other derivatives. The contracts provide that Rumo Logística will invest approximately R$1.3 billion as of March 31, 2012 the remain balances amount of R$ 535.7 million in a rail transport system, to be supported by ALL’s operations, with investments in (1) the duplication, expansion and improvements to the railway line and the yards in the Bauru-Santos/São Paulo railway corridor, sharply increasing its operating capacity; (2) the acquisition of locomotives and hopper railcars; and (3) the construction and expansion of terminals. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve; (2) competitive tariffs in comparison with road transport; (3) management of locomotive and wagon suppliers; and (4) payment of rent on equipment in proportion to the actual volume of the product transported. In the event Rumo Logística is not able to originate the volume of sugar to the transported, we may not receive the contractual fees, which could impact negatively the return of invested capital.

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

We have recently concluded formation of our Joint Venture with Shell. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Acquisitions, Partnerships and Corporate Restructuring.”  We have also recently entered into agreements to acquire additional companies. See “Item 4. Information on the Company—A. History and Development of the Company.”

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. The failure to comply with such laws and regulations may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to cure and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable even in cases where it is not negligent and would make us jointly and severally liable for the obligations of our producers or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in the financial resources which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on us.

As environmental laws and their enforcement become increasingly stringent, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures on environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments and as a result could materially and adversely affect us.

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

The imposition of restrictions on acquisitions of agricultural properties by non-Brazilian nationals may materially restrict the development of our business.

In August 2010, the president of Brazil approved the opinion of the Attorney General of the federal government affirming the constitutionality of Brazilian Law No. 5,709/71 which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Under this legislation, companies that are majority-owned by foreigners may not acquire agricultural properties in excess of 100 indefinite exploration modules (which are measurement units adopted within different Brazilian regions and range from five to 100 hectares). In addition, agricultural, livestock and industrial projects to be developed require approval of the National Congress. In addition, any purchase of agricultural properties beyond the limits mentioned above also requires authorization from the National Congress. The Attorney General’s opinion states that the sum of agricultural areas that may be owned by foreigners or companies controlled by foreigners may not exceed 25% of the surface of the relevant municipality, of which area up to 40% may belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality may not exceed 10% of the surface area of the relevant municipality. The implementation of Law No. 5,709/71 is likely to impose on us additional procedures and approvals in connection with our proposed acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals. In addition, we may need to modify our business strategy and intended practices in order to be able to acquire agricultural properties, including giving up our right to exercise control over the entities acquiring such properties. Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties or increase the investments or complicate the regulatory procedures required to do so, any of which could materially and adversely affect us and our ability to successfully implement our business strategy.

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

We are involved in a significant number of tax, civil and labor proceedings, which we estimate involve claims against us totaling R$ 7,237.6 million, and as to which, at March 31, 2012, we recorded a provision totaling R$1,051.7 million and net of judicial deposits totaling R$509.2 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

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

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our company and these shareholders. For example, we enter into land leasing agreements with our affiliates, including Amaralina Agrícola Ltda., or “Amaralina,” Santa Bárbara Agrícola S.A., or “Santa Bárbara” and São Francisco S.A., or “São Francisco.” The accounts payable balances result mainly from the lease of agriculture land, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. Commercial and financial transactions between our affiliates and us, even on if entered into on an arm’s length basis, create the potential for, or could result in, conflicts of interests.

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

Our business, financial performance and prospects, as well as the market prices of our class A common shares, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP;”

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our class A common shares.

Cosan S.A., its subsidiaries and jointly controlled entities generally invoices its sales in Brazilian reais, but a substantial portion of Cosan S.A.’s, its subsidiaries and jointly controlled entities net sales are from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan S.A.’s, its subsidiaries and jointly controlled entities costs are denominated in reais . As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Events in other countries may have a negative impact on the Brazilian economy and the market value of our common shares

Economic conditions and markets in other countries, including United States, Latin American and other emerging market countries, may affect the Brazilian economy and the price of our common shares. Although economic conditions in these countries may differ significantly from those in Brazil, investor´s reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other countries and the “contagion” as demonstrated by the recent European economic and financial crises could dampen investor enthusiasm for securities of issuers, including ours, which could adversely affect the market price of our common shares.

Inflation and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 7.7% in 2007, 9.8% in 2008, deflation of 1.7% in 2009, 11.3% in 2010 and 5.1% in 2011. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On March 31, 2012, the exchange rate was R$1.822 per US$1.00.

Because Cosan S.A., its subsidiaries and jointly controlled entities generally invoices its sales in Brazilian reais, devaluation of the real against foreign currencies may generate losses in our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the class A common shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the class A common shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

Because a substantial portion of our indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to our indebtedness as of March 31, 2012 was R$ 2,915.4 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan S.A., its subsidiaries and jointly controlled entities and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS,” the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. Moreover, as a measure to avoid unfair competitive practices in the ethanol business, the federal government has enacted Law No. 11,727/08. According to this law, the collection of PIS and COFINS has shifted from the distributors to distilleries, thereby increasing the burden of these taxes collected at the distilleries from 25% to 40%. The law further requires the installation of flow meters at distilleries to control the output of ethanol. Some of these measures may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

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

•	the tag-along rights described under “Item 10. Additional Information—B. Memorandum and By-laws—Tag-along Rights.”

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of March 31, 2012. Our by-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

Actual dividends paid on our shares may not be consistent with the dividend policy adopted by our board of directors.

Our board of directors will adopt a dividend policy that provides, subject to Bermuda law, for the payment of dividends to shareholders equal to approximately 25% of our annual consolidated net income (as calculated in accordance with IFRS as issued by IASB). Our board of directors may, in its discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, distribution of dividends made by our subsidiaries, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.

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

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the State of São Paulo, with annual sugarcane crushing capacity of 4.0 million tonnes. As of the mid 1980s, we began to expand our operations through the acquisition of various milling facilities in the State of São Paulo.

In 2004, Cosan S.A. conducted its first issuance of bonds in the international capital markets, raising US$200 million in 5-year bonds, which matured in 2009. In the following year, it made the first public offering of shares by a producer of sugar and ethanol on the São Paulo Stock Exchange (BM&FBovespa).

In 2007, our Class A common shares were listed on the New York Stock Exchange (NYSE), and Cosan Limited become the first Brazilian controlled company with shares traded directly on the US exchange.

In 2008, Cosan S.A. began operating as a fuel distributor and lubricants producer following its acquisition of Esso Brasileira de Petroleo Ltda or “Essobras,” which are Exxon Mobil’s assets in Brazil. Essobras is a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil and.

In 2008, Cosan S.A. also announced the creation of an affiliate named Radar Propriedades Agrícolas S.A., or “Radar,” which principally makes real estate investments in Brazil identifying and acquiring rural properties with high appreciation potential for subsequent leasing and/or sale.

In 2009, Cosan S.A. acquired Nova América S.A. Agroenergia, or “Nova América.” Nova América was a producer of sugar, ethanol and energy co-generation which also operated in trading and logistics, and also controlled a port terminal in Santos called Teaçu. The acquisition of NovaAmérica’s assets included the “União” brand, which commenced our sugar retail business, which we now call Cosan Alimentos.

Also in 2009, Cosan S.A. integrated its existing port terminal called Cosan Operadora Portuária with Teaçu Port Terminal, initiating our logistics business through Rumo.

In 2011, Cosan S.A. and Shell established our Joint Venture, Raízen, to produce sugar and ethanol and to distribute fuel. See “Item 4. Information on the Company—C. Organizational Structure,” for further information on the Joint Venture.

In February 2012, Cosan S.A. entered into an agreement with GMI – Global Market Investments L.P. and other individual sellers to acquire 5.7% of outstanding shares, 49% of bound shares, in ALL – América Latina Logística S.A., or ALL subject to (i) obtaining approval from the other signatories of the Shareholders Agreement, (ii) other certain customary closing conditions and (iii) regulatory regime of the Brazilian antitrust regulator, or CADE.

In March 2012, Cosan S.A. entered into an agreement to acquire Comma Oil & Chemicals Limited,or Comma, a wholly-owned subsidiary of Esso Petroleum Company, Limited to enter into the European lubricants & specialties market. Comma is located in England and manufactures and supplies lubricants, seasonal and car care products to the United Kingdom and other export markets in Europe and Asia, primarily under the Comma brand. The acquisition of Comma by Cosan includes finished lubricants and chemicals manufacturing and sales to third parties; all assets located at Comma’s Gravesend site in Kent, England; and ownership of the Comma trademarks and brands. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-branded lubricants through certain United Kingdom channels and to continue to manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products. The transaction was concluded on July 1, 2012.

In May 2012, Cosan and its subsidiary Handson Participações S.A.,or Handson, entered into an Association and Other Covenants Agreement with Arfei Comercio e Participações S.A., or Arfei and GIF Codajas Participações S.A., or GIF Codajas, a company controlled by an investment fund managed by Gávea Investimentos Ltda, for the merger of the activities of Camil Alimentos S.A., or Camil and Docelar Alimentos e Bebidas S.A., or Docelar also known as Cosan Alimentos, the sugar retail business of Cosan. The transaction puts together strong brands in their respective segments, creating a market leader in sugar, rice and canned fish. Cosan will receive an 11.72% stake in Camil and R$345 million, subject to certain adjustments Cosan will have a seat on the new entity’s Board of Directors. The controlling shareholders of the company will be the present controlling shareholders of Camil, who have proven expertise in its business segments. Cosan will enter into a shareholders agreement with Arefei and GIF Codajas. The Association is subject to customary closing conditions, and is subject to the regulatory regime of CADE.

Also in May 2012, Cosan, through its subsidiary Provence Participações S.A., or Provence, entered into a Stock Purchase Agreement to acquire 60.1% for R$3.4 billion of Companhia de Gás de São Paulo – Comgás, or Comgás from BG Group. Comgás is Brazil’s largest distributor of piped natural gas. Its network reaches over eight thousand kilometers delivering natural gas to more than one million customers in the residential, commercial and industrial segments. The acquisition of Comgás’ controlling stake is part of Cosan’s strategy to expand its presence in the energy business. The closing of the transaction is subject to the prior approval of São Paulo State’s Sanitation and Energy Regulatory Agency, or ARSESP. The transaction will also be submitted to the analysis of CADE and Cosan will enter into a shareholders´ agreement. Itaú and Bradesco will finance up to R$3.3 billion of the total acquisition price in a term loan with an eight year maturity, and a grace period of two years for principal payment. Within 30 days of closing, Cosan will submit to the Brazilian Securities and Exchange Commission a request to undertake a public tender offer. Shell Gas BV, whose interest will remain 18.22% of Comgás following the acquisition, has been granted an option to convert its current stake of 21,805,645 Comgás’ common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option is expected to occur during a period of approximately 30 (thirty) days at the third, fourth or fifth years from the closing date.

Capital Expenditures

For more information concerning our principal capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Cosan focuses on production, transportation and distribution of renewable energy sources. Over the years, Cosan has acquired new skills and expanded its product portfolio. Today, Cosan prospects land, grows and processes sugarcane, distributes fuels, transports and sells sugar on the domestic and international markets and manufactures and sells lubricants. It is the world’s first vertically integrated bioenergy company.

As of the conclusion of the Joint Venture on June 1, 2011, the Company presents five reportable segments:

(1) Raízen Energia, our upstream sugar and ethanol Joint Venture company which produces, markets and exports sugar and ethanol and cogenerates electricity from sugarcane bagasse;

(2) Raízen Combustíveis, our downstream Joint Venture company which distributes fuels in the Brazilian market;

(3) Rumo, our subsidiary which provides logistics services for the transportation of sugar and other commodities, including truck and rail transportation, as well as port loading services;

(4) Cosan Alimentos which conducts sugar retail sales; and

(5) our Other Businesses which principally comprise the manufacturing and distribution of lubricants, and agricultural land development through our investment in Radar Propriedades Agrícolas S.A. (“Radar”).

Our business segments are set forth in the chart below:

Raízen Energia (Sugar & Ethanol)

Overview

Through Raízen Energia, our upstream Joint Venture company, we produce sugar and ethanol from sugarcane, as well as energy from sugarcane bagasse. As of March 31, 2012 we operate 24 mills with 65 million tonnes of crushing capacity and 900 MW of electricity generation capacity. All of these facilities are located in the Center-South region of Brazil, which is one of the world’s most productive sugarcane regions primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure facilities.

Raízen Energia Highlights	For Fiscal Year Ended March 31,
	2012	(*)	2011	2010
Crushed sugarcane (million tonnes)	52.9		54.3	50.3
Sugar volume sold (thousand tonnes)	3,987.5		4,290.9	4,134.6
Ethanol volume sold (million liters)	2,215.5		2,247.3	2,147.5
Energy sold (MWh)	1,491.3		1,254.0	605.9
Net sugar sales (R$ millions)	3,912.8		3,853.4	3,377.8
Domestic market	1,217.4		1,387.3	1,062.3
Foreign market	2,695.4		2,466.2	2,315.5
Net ethanol sales (R$ millions)	2,871.5		2,203.7	1,747.6
Domestic market	2,245.1		1,958.9	1,325.9
Foreign market	626.5		244.8	421.8
Net energy cogeneration sales (R$ million)	235.1		194.9	93.6
Other products and services (R$ millions)	228.2		137.1	161.0
Raízen Energia net operating revenue (R$ millions)	7,247.7		6,389.2	5,380.1

 (*) Raízen Energia’s results are presented before they are proportionally consolidated into our financial statements. As of June 1, 2012 we consolidate 50% of Raízen Energia’s results.

Our production is based on sugarcane, the most competitive and viable feedstock for sugar and ethanol because of its low production cost and high energy efficiency ratio relative to other energy sources, such as corn and sugar beet. Sugarcane is our principal raw material. It is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climatic conditions of the Center-South region of Brazil are ideal for growing sugarcane.

Raízen Energia´s sources sugarcane production is sourced from leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last three fiscal years

	For Fiscal Year Ended March 31,
	2012	%	2011	%	2010	%
	(millions of tonnes, except percentages)
Sugarcane harvested from owned (only in 2010 and 2011)/leased land	26.5	50.1	27.4	50.6	23.4	46.6
Sugarcane purchased from third-parties	26.4	49.9	26.8	49.4	26.9	53.4
Total	52.9	100.0	54.2	100.0	50.3	100.0

In accordance with the land lease contracts, we pay the lessors a certain fixed number of tonnes of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per tonne of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tonnes of sugarcane per hectare by the TSR per tonne of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo). The price that we pay to third-party sugarcane growers is based on the total amount of sugar content in the sugarcane, measured by the amount of sugar recovered and on the prices of ethanol and sugar sold by each mill.

Our mills have the capacity to crush 65 million tonnes of sugarcane per year and in fiscal year 2012, we crushed 52.9 million tonnes of sugarcane, or approximately 10.7% of Brazil’s center south region total sugarcane production. For further information on our sugarcane mills see “Item 4. Information on the Company—D. Property, Plant and equipment.” The mills that are prepared to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 55% sugar and 45% ethanol to 45% sugar and 55% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heat water that is transformed into steam. Eleven of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

Raízen Energia is subject to the seasonality of the annual sugarcane harvesting period in the Center-South region of Brazil, which begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through March), and a degree of seasonality in our gross profit.

We produce and sell a wide variety of standard sugars, including raw sugar (also known as VHP – Very High Polarized sugar), crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In fiscal year 2012 we exported 71.7%, by volume, of the sugar we sold. Rumo Logística handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminals at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ.”

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 68.8% of our ethanol production in fiscal year 2011 and 64.2% in fiscal year 2012. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A., Raízen Combustíveis S.A. and Cia. Brasileira de Petróleo Ipiranga. We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In fiscal year 2012, our largest ethanol customer was Raízen Combustíveis. In fiscal year 2012, we exported 20.1%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

Ethanol Production Process

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in both sugarcane juice and molasses. Initially, we process the sugarcane used in ethanol production the same way that we process sugarcane for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine,” has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately 10 hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous, neutral and industrial ethanol, and store the ethanol in large tanks.

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

The following diagram presents a schematic summary of the above-described ethanol production flow:

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. All of our mills produce ethanol except for the São Francisco and Bonfim mills. We were the largest producer of ethanol in Brazil in fiscal year 2011, producing approximately 1.9 billion liters of ethanol, representing 9.3% of Brazil’s Center-South region total ethanol production, according to UNICA. We are one of the largest exporters of ethanol in the world, having traded 2.2 billion liters in fiscal year 2012 and 2011, and exported 0.4 billion liters and 0.3 billion liters in the same periods, respectively.

Cogeneration

Raízen Energia, is the world’s largest producer of energy from sugarcane bagasse. We currently have an installed energy capacity of 900 MW per year from our 24 mills, out of which 11 sold energy to the Brazilian energy grid in fiscal year 2012. We have two additional energy cogeneration projects that we expect to become operational in 2012. We estimate that by the end of 2012, we will have a total installed energy capacity of 934 MW, from which 845 MW will come from certain of our mills that will sell excess energy to the grid and a total installed energy capacity of 1,300 MW by 2016. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights:	For Fiscal Year Ended March 31,
	2012	2011	2010
Energy sold (MWh)	1,491.3	1,254.0	605.9
Net sales (R$ million)	235.1	194.9	93.6

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In fiscal years 2012, 2011 and 2010, we sold 1,491 MWh, 1,254 MWh and 605.9 MWh, respectively, of energy to third parties. Our principal customers, besides the energy sold to the Brazilian grid, are utility companies, which together accounted for approximately 36% of our cogeneration sales in fiscal year 2012, 35% of our cogeneration sales in fiscal year 2011 and 41.7% in fiscal year 2010. We sold our remaining excess electric energy through energy auctions.

Regulation

Raízen Energia is subject to various Brazilian federal, state and local environmental protection and health and safety laws and regulation governing, among other things, the generation, storage, handling, use, transportation and discharge of hazardous materials into the ground, air and water.

Permits. Certain environmental laws require us to obtain from governmental authorities permits, licenses and authorizations to install and operate our mills, to burn sugarcane and to perform other operations.

We are subject to the regulations of the pollution control and remediation agencies of three Brazilian states:

•	Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo), or CETESB;

•	Environmental Agency of the State of Goiás (Agência Goiana do Meio Ambiente), or AGMA;

•	Environmental Institute of the State of Mato Grosso do Sul (Instituto de Meio Ambiente do Mato Grosso do Sul), or IMASUL.

Environmental Licensing of Raízen: We operate mills, port facilities and numerous warehouses. All mills have environmental operating licenses. The National Environmental Council (Conselho Nacional do Meio Ambiente), or CONAMA, is the principal government body responsible for approving environmental licensing.

Sugarcane Burning: São Paulo state and certain local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or eliminate the burning of sugarcane entirely. We have voluntarily signed the Agro-Environmental Sugar Cane Protocol, which establishes accelerated deadlines for the reduction of sugarcane burning.

Brazilian Forestry Code: We are subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land.

Environmental Proceedings: We are party to a number of administrative and judicial proceedings for alleged failure to comply with environmental laws and regulations. Non-compliance with environmental law is subject to administrative, civil and/or criminal sanctions.

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of approximately 4,600 Esso and Shell-branded retail service stations, 52 depots and distribution assets at 53 airports. Following the close of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 23% market share in Brazil in terms of volume of fuel sold in 2011, according to Sindicom.

Raízen Combustíveis Highlights	For Fiscal Year Ended March 31,
	2012	(*)	2011	2010
Service stations	4,549		1,710	1,710
Fuel sold (billion liters)	18.5		6.1	5.5
Ethanol sales (R$ million)	2,117.9		814.6	757.0
Gasoline sales (R$ million)	14,674.4		4,656.9	4,111.0
Diesel sales (R$ million)	14,051.4		5,325.3	4,338.5
Jet Fuel sales (R$ million)	3,632.0		―	―
Others (R$ million)	603.3		111.5	230.9
Other services (R$ million)	16.9		57.9	69.2
Net sales (R$ million)	35,096.1		10,966.2	9,506.6

(*)	Raízen Combustíveis results are presented before they are proportionally consolidated into our financial statements. As of June 1, 2012 we consolidate 50% of Raízen Combustíveis results.

Currently, Raízen Combustíveis and its competitors purchase all or nearly all oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract is renewed periodically and the volume contracted for is based on the volume purchased in the previous year. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors.

Ethanol is sourced from various third party suppliers and from Raízen Energia as well. The prices of ethanol supplied are generally determined by the ESALQ index. The prices of oil-derivative fuels supplied to us by Petrobras generally vary according to international oil prices, however Petrobras often delays passing on variations in market oil prices to its customers, thereby smoothing out some of the volatility of oil price changes experienced in international markets.

All of our fuel distribution operations are in our domestic Brazilian market. Our operations are not subject to significant seasonality; however, the price of hydrous ethanol at the pump is typically more volatile than the prices of gasoline or diesel, as a result of the seasonality of the sugarcane harvest and limited storage facilities for ethanol in Brazil. This in turn impacts the proportion of our revenue mix that is derived from either gasoline or ethanol throughout the year, as consumers who own flex fuel vehicles switch between the two fuels according to the relative price of each.

As hydrous ethanol is less energy intense than gasoline, consumers will usually only switch to ethanol if the price is significantly lower than gasoline. When hydrous ethanol is retailed at 70% of the price of gasoline, the two fuels are considered to be at price parity with each other. At a level below 70%, the demand for ethanol will significantly increase at the expense of gasoline.

We supply aviation fuel at 53 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, and Brasília airport in the Federal District, to Brazilian and foreign airlines.

Regulation

The National Agency of Petroleum, Natural Gas and Biofuels, or ANP, is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP regulates all aspects of the production, distribution and sale of oil products in Brazil, including product quality standards and minimum storage capacities required to be maintained by distributors and is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity.

Environmental health and safety standards. Fuel distributors are subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by fire departments and transport authorities. The National Environmental Council, or CONAMA, is the principal government body responsible for approving environmental licensing. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste.

Rumo (Logistics)

Overview

Our logistics operations are operated through Rumo, which offers an integrated logistics solution to agricultural commodity producers located in the Center-South of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our two bulk sugar and grain terminals at the Port of Santos. Rumo also offers warehousing services.

Rumo Highlights:	For Fiscal Year Ended March 31,
	2012	2011	2010
Port elevation volume (thousand tonnes)	7,759	7,481	8,124
Transportation sales (R$ million)	413.4	305.8	16.1
Loading sales (R$ million)	141.0	118.1	140.1
Other sales (R$ million)	17.6	24.1	―
Net sales (R$ million)	572.0	448.0	158.2

Rumo has a long-term agreement with América Latina Logística S.A., or ALL, a railroad concession operator which manages the principal railroads between the sugar producing areas of the Center-South of Brazil and the Port of Santos. This agreement provides for the exclusive transportation of raw sugar and other sugar derivatives and the expansion of ALL’s rail transport capacity through investments in ALL’s rail network.

Rumo is the concessionaire of two bulk sugar port terminals at the Port of Santos, which, on a combined basis, is the largest bulk sugar port terminal in the world, with a current annual combined loading capacity of 13 million tonnes, having loaded 7.8 million tonnes in fiscal year 2012. We are currently investing in this sugar port terminal to add an additional wharf to increase its capacity from the present capacity of 13 million tonnes to 18 million tonnes by 2015. After this expansion, this port terminal will have the capacity to support 70% of the volume exported by the sugar producers of the Center-South region of Brazil. The terminal also has the capacity to store approximately 550,000 tonnes of sugar. The port facility serves clients, including Raízen Energia, EDF&Man, Sucden, Bunge, Coimex, Cargill, Louis Dreyfus Commodities and Noble among others, for their transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the State of São Paulo’s Port Authority, the concession granted to operate the south terminal (Cosan Portuária) will expire in 2036 and the concession granted to the north terminal (Teaçu), acquired in 2009, expires in 2016, and the renewal for an additional 20 years has already been requested.

Rumo is subject to the seasonality that influences the sugarcane harvest. During the peak months of the sugarcane harvest, there is higher demand for transport and logistics operations. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport.

Regulation

Rumo is qualified as a port operator under the Port Modernization Law (Law no. 8630/93) and is subject primarily to the regulation of CODESP, the Docks Company of the State of São Paulo, which acts under the regulation of the National Agency for Waterway Transportation (Agência Nacional de Transportes Aquaviários) or ANTAQ, which is the regulatory body responsible for overseeing, guiding and coordinating the acts of granting, monitoring, developing and regulating the ports and terminals of Brazil.

Through our agreement with ALL, we are indirectly subject to the regulation of the National Land Transport Agency (Agência Nacional de Transportes Terrestres) or ANTT, which is responsible for monitoring road and rail transport operations and the federal concessions of road and rail infrastructure in Brazil.

Cosan Alimentos (Sugar Retail)

Overview

Our sugar retail and distribution business is conducted through Cosan Alimentos which owns “União,” “Da Barra” and other brands. We are the largest seller of retail sugar in Brazil with leading market positions in several categories through our brands. Cosan Alimentos has approximately 70 thousand tonnes per month of refining capacity through its own sugar refinery and long-term purchase agreements with Raízen Energia and third parties. The prices of sugar purchases vary in accordance with Brazilian market prices, principally determined by the ESALQ index.

Cosan Alimentos Highlights:	For Fiscal Year Ended March 31,
	2012	2011	2010
Volume of sugar sold (thousand tonnes)	494.3	―	―
Refined sugar sales (R$ million)	631.5	―	―
Crystal sugar sales (R$ million)	39.0	―	―
Special sales (R$ million)	35.9	―	―
Net sales (R$ million)	706.4	―	―

Cosan Alimentos has four packaging plants, two of which are located in Raízen Energia’s São Francisco mill and the Da Barra mill, which produce refined sugar. From these plants, our packaged and branded sugar is distributed through our seven distribution centers to Brazil’s largest groceries retail chain; Companhia Brasileira de Distribuição, Carrefour, and Wal-Mart amongst others, and through third party distributors to over 80,000 points of sale across Brazil.

We produce and sell refined sugar, crystal sugar and special sugars, which includes a variety of sugar products and packaging sizes, including “União Fit,” “Orgânico,” “Premium” and sugar sachets among others. União is the leading domestic brand in sales of refined sugar, according to Kantar World Panel, with a 100-year history. The strength of this brand allows us to charge premium prices for our products. Our other brands are more price-competitive

Cosan Alimentos’ operations are not subject to significant seasonality. Cosan Alimentos’ brands are all owned following the merger with Novamerica Agroenergia in 2009. Our principal brands, União and Da Barra, are registered with the National Intellectual Property Institute, or INPI, in multiple classes, which allows us to use these trademarks in the sugar, chocolate and various other markets.

Regulation

Cosan Alimentos is subject to the regulation of the National Institute of Metrology, Quality and Technology (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial), or INMETRO, which monitors the standardization of consumer goods packaging, content, weights and measures, as well as monitoring communication with customers regarding such issues. In line with INMETRO we are also subject to the regulation of the National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária) or ANVISA, which has several functions, one of which is to authorize and register consumer foods according to relevant norms, legislation and guidelines.

Other Businesses

Our other businesses comprise the manufacturing and distribution of lubricants, through our subsidiary Cosan Lubrificantes e Especialidades, or CLE, and agricultural land development of our own land and through our investment in Radar.

Cosan Lubricants and Specialties

Our lubricants business, CLE, manufactures and sells passenger vehicle lubricants, commercial vehicle lubricants and industrial lubricants in addition to special application products such as greases and cutting oils, under the Mobil brand, among others, both of which are licensed to us until 2018 by ExxonMobil.

Lubricants Highlights:	For Fiscal Year Ended March 31,
	2012	2011	2010
Volume of lubricants sold (thousand liters)	216.7	166.4	130.8
Lubricants sales (R$ million)	1,018.8	829.0	634.0
Others sales (R$ million)	46.7	―	―
Net sales (R$ million)	1,065.5	829.0	634.0

We have a wholly-owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 1.7 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 600 different lubricants, and purchase more than 400 raw materials, including basic oils and additives.

We sell our lubricants products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships. We also produce and sell lubricants for partners such as Toyota, John Deere, Caterpillar, Honda and SKF.

CLE also has exclusive distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011.

Our lubricants business is not subject to significant seasonality. However a significant proportion of our raw material purchases are invoiced in US dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

CLE is subject to substantially the same regulation by the same regulatory bodies that our fuel distribution business, Raízen Combustíveis, is subject to. See “Item 4. Information on the Company—B. Business Overview—Raízen Combustíveis (Fuel Distribution).”

Radar (Agricultural Land Development)

Our agricultural land development operations are run through our investment in Radar, a company focused on maximizing earnings from agricultural real estate assets by leveraging market intelligence to acquire rural properties with high expected appreciation potential for subsequent leasing and/or resale. Radar is one of the largest private landowners in Brazil, with a portfolio of approximately 106,000 hectares owned as of March 31, 2012.

Radar’s land can be leased for the cultivation of sugarcane, soybeans, corn and cotton. In partnership with Unicamp (State University of Campinas), Radar uses a satellite monitoring system which provides a detailed analysis of terrain relief, soil, climate regime, and history.

Regulation

Radar is subject to various Brazilian federal, state and local environmental protection and real estate laws and regulation governing, among other things, the acquisition, lease and disposal of farmland investments.

Permits: Certain environmental laws require the tenants of Radar´s properties to obtain permits, licenses and approvals from governmental authorities in order to conduct agricultural activities and operate storage facilities. Although Radar is a real estate investor, there is a nonetheless an effect on Radar’s revenues from tenants who are unable to or who are required to obtain the appropriate licenses and approvals in order to use the land.

We are subject to regulations by the following principal governmental agencies:

•	Instituto Nacional de Colonização e Reforma Agrária or INCRA: Responsible for regulating the ownership of agricultural properties. This agency monitors the operation of the agricultural properties

•
Georeferencing Process: Georeferencing is an important procedure, necessary for registering any title of an acquired agricultural property. This procedure must be approved by INCRA and eliminates risks of overlap in property titles. INCRA is the primary regulator for approving georeferencing for any agricultural properties in the country.

•	IBAMA: is a regulator, responsible for environmental licenses relating to operations;

•
Local environmental agencies: The Secretarias de Meio Ambiente Estaduais (Secretary of the Environment), Secretaria do Meio Ambiente or SEMA – MT, Secretaria do Meio Ambiente or SMA and Instituto do Meio Ambiente e Recursos Hídricos or INEMA.

Land Ownership: The Constitution defines land ownership rights for companies and Radar’s business are under subject such rights.

Brazilian Forestry Code: We are subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obliges us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land. The responsibility of maintaining the legal reserve and permanent preservation areas are both the land owner’s (Radar) and the land operators responsibilities (tenants).

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

Many ethanol and sugar producers in Brazil market their ethanol and sugar products through the Copersucar. Copersucar is a private cooperative that was created in 1959 by 10 sugar mills in the State of São Paulo in order to provide a shared commercial distribution for their ethanol and sugar production. Currently, Copersucar is comprised of 48 producers in the states of São Paulo, Minas Gerais and Paraná. Copersucar’s affiliated mills have a crushing capacity of approximately 115 million tonnes of sugarcane.

We also face competition from international sugar producers. We are the largest sugar producer in Brazil and one of the largest sugar producers in the world with 4.0 million tonnes of sugar produced in the 2011/2012 harvest, compared to British Sugar (1.2 million tonnes of sugar produced in the 2011/2012 harvest) and Südzucker AG of Germany (with 5.4 million tonnes of sugar produced in the same period). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the five major distributors increasing their combined market share from 65.2% in 2000 to 76.1% in 2009. The top-four distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga and Texaco brands, Raízen, through Shell and Esso brands and AleSat Combustíveis S.A., a domestic Brazilian fuels distribution. The principal competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Cosan will bring.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Research and Development

Our principal research and development activities are currently concentrated in the following key areas:

We have agreements with the Sugarcane Technology Center (Centro de Tecnologia Canavieira), or “CTC,” a private institution in which Raízen is a major shareholder, for the development of new varieties of sugarcane. CTC has already developed biological ways for controlling pests and biodegradable plastic (PHB), and also created a VVHP-type (very, very high polarization) sugar that requires less energy to be processed, as well as improvements in cogeneration technology.

We engage CanaVialis S.A., or “CanaVialis,” to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen Energia’s mills. CanaVialis, which is affiliated with Monsanto, is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their biofactory (the largest in Brazil), which allows us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects where we are building new sugarcane mills.

Raízen also invest in innovation in the ethanol manufacturing process. Raízen has a 16.3% stake in Codexis and in Shell’s commercialization rights of Iogen Energy. The two companies - Codexis and Iogen – conduct research into advanced fuels, including ethanol extracted from the cellulose of sugarcane and other plants.

We conduct research and development into renewable base oils through Novvi S.A., a Joint Venture between Cosan and Amyris formed in 2011. Novvi was established for the worldwide development, production and commercialization of renewable base oils made from Biofene, Amyris’ renewable farnesene.

C. Organizational Structure

_______________
(*)	Cosan S.A. only issues ordinary shares with voting rights. Ownership (economic) and voting interests in Cosan S.A. are therefore equal.

A list of the Company’s subsidiaries is included in note 2 of our audited consolidated financial statements for fiscal years 2012, 2011 and 2010 attached hereto. See also Exhibit 8.1 to this Annual Report.

The Joint Venture consists of three separate legal entities:

•
Raízen Energia Participações S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan and its subsidiaries own 50% plus one share of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 50% minus one of this entity’s voting shares.

•
Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. The resulting company has a network of approximately 4,600 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•
Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 13 of our audited consolidated financial statements for fiscal years 2012, 2011 and 2010 attached hereto.

We present a summary below of our material tangible fixed assets, by segment:

Raízen Energia

The following table sets forth the types of products produced by and the production capacity and production volumes of each of our mills for the periods indicated:
Name (1)	Products	Annual Crushing Capacity	Sugarcane Volume Processed
			For Fiscal Ended March 31,
			2012 (2)	2011	2010
		(in millions of tonnes)
Da Barra	sugar, ethanol and cogeneration	7.10	6.47	6.37	7.10
Bonfim	sugar, ethanol and cogeneration	5.23	4.42	4.30	4.22
Costa Pinto	sugar, ethanol and cogeneration	4.58	3.63	4.05	4.53
Junqueira	sugar, ethanol and cogeneration	2.93	2.59	2.86	2.95
Rafard	sugar, ethanol and cogeneration	2.52	2.11	2.21	2.45
Univalem	sugar, ethanol and cogeneration	2.33	1.66	2.33	2.11
Santa Helena	sugar, ethanol and cogeneration	2.05	1.69	1.81	2.04
Ipaussu	sugar, ethanol and cogeneration	2.61	1.79	1.95	2.03
Diamante	sugar, ethanol and cogeneration	2.05	1.69	2.06	2.05
Serra	sugar, ethanol and cogeneration	1.87	1.56	1.91	1.91
Tamoio	sugar and cogeneration	1.36	1.06	1.28	1.30
São Francisco	sugar and cogeneration	1.57	1.33	1.41	1.54
Dois Córregos	sugar, ethanol and cogeneration	1.40	1.27	1.44	1.39
Destivale	sugar, ethanol and cogeneration	1.53	1.13	1.42	1.41
Mundial	sugar, ethanol and cogeneration	1.49	1.02	1.44	1.27
Gasa	sugar, ethanol and cogeneration	3.83	2.98	3.34	2.95
Bom Retiro	sugar, ethanol and cogeneration	1.31	1.05	1.17	1.32
Benálcool	sugar, ethanol and cogeneration	1.31	0.82	1.08	1.02
Jataí	sugar, ethanol and cogeneration	4.11	2.60	1.94	0.34
Caarapó	sugar, ethanol and cogeneration	2.27	2.23	1.86	0.14
Tarumã	sugar, ethanol and cogeneration	4.20	3.90	3.89	3.07
Maracaí	sugar, ethanol and cogeneration	3.27	2.97	3.27	2.36
Paralcool	sugar, ethanol and cogeneration	1.12	1.10	1.09	0.81
Araraquara	sugar, ethanol and cogeneration	2.60	1.82	(3)	(3)

(1)	All the mills are located in the state of São Paulo, Brazil, except for Caarapó and Jataí located in the states of Mato Grosso do Sul and Goiás, respectively.
(2)	As of March 31, 2012, Raízen Energia did not own any agricultural properties.
(3)	Mill acquired in March 2011.

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 52 distribution terminals to approximately 4,600 service stations throughout Brazil under the Shell and Esso brands and also has 53 airport terminals supplying jet fuel.

Rumo

We operate various facilities and equipment to support our transportation system, including our infrastructure and 50 locomotives and 729 freight cars.

Rumo can ship more than 11 million tonnes of sugar and other bulk goods per year, with storage capacity for 470,000 tonnes of bulk goods and 40,000 tonnes of bagged sugar. At its four terminals in upstate São Paulo (in Sumaré, Barretos, Jáu and Itirapina), it has an additional static storage capacity of 1 million tonnes of sugar and other commodities.

Rumo has two terminals located in the Port of Santos, the largest sugar port in the world, with 2 wharves and 10 discharging grids

Cosan Alimentos

Cosan Alimentos holds industrial assets including 5 packing facilities, 2 distribution centers and 1 sugar refinery.

Other Businesses

Cosan Lubricants and Specialties (CLE)

CLE has a production plant located on the Ilha do Governador, Rio de Janeiro, storage capacity for base oils and lubricants (195,000 barrels) and a pier facility for docking ships of up to 20,000 tonnes.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Energia

Brownfield Projects

Raízen has brownfield projects under review until 2015/16 harvest on the following mills, totaling R$3.4 billion which we estimate will expand our annual sugarcane crushing capacity by 6.5 million tonnes:

Mill	Estimated completion date	Current crushing capacity	Future crushing capacity	Increase
		(in million tonnes per year)
Ipuassu	2012	2.6	3.1	0.5
Da Barra	2012	7.1	7.5	0.4
Univalem	2013	2.4	3.2	0.8
Tarumã	2013	4.2	4.6	0.4
Junqueira	2014	2.9	3.1	0.2
Caarapó	2014	2.3	4.4	2.1
Gasa	2014	3.8	4.5	0.7
Paraalcool	2015	1.1	2.6	1.5
				6.5

Logum - ethanol pipeline

Logum Logística S.A. is the company responsible for construction and operation of the Ethanol System Logistics (logistics, loading, unloading, handling and storage, operation of ports and terminals and inland waterway) that involve multimodal transport: pipelines, waterways (barges), highways (tankers) and coastal (vessels). With major investments, Logum will cross 45 municipalities, linking the main ethanol producing regions in the states of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul to the main points of storage and distribution in Paulínia (upstate São Paulo). Part of this integrated system will consist of a long distance runner, of about 1,300 km (880 miles), which will connect the regions of Jataí (Goías) and Paulínia (São Paulo). The investment for construction is R$ 7.0 billion and the first phase of the project is expected to start operating in 2013. The expected annual capacity is 21 billion liters of ethanol.

Raízen owns 20% of Logum along with 5 other companies as follows: Copersucar (20%), Odebrecht (20%), Petrobras (20%), Camargo Correa (10%) and Uniduto (10%).

Raízen Combustíveis

Raízen is in the process of rebranding 1,700 Esso-branded service stations to the Shell brand until the end of 2013 at an estimated total cost of R$ 160 million. As at March 31, 2012, approximately 800 stations had already been rebranded, principally financed from our own resources.

Rumo

Itirapina Terminal

Rumo is investing R$ 200 million for the construction of the Itirapina Terminal in the upstate of São Paulo. Located close to all of the railway lines in the region, it will be the most modern logistics complex in Brazil with a total static storage capacity of 400 thousand tonnes and loading capacity of 12 million tonnes/year, after the project is concluded in 2013. This project is principally financed by loans from BNDES.

Port Terminal Cover

One of Rumo’s most innovative projects is the construction of a roof for the South Terminal of the Port of Santos. Every year, the rainy season forces the suspension of logistical operations for about 120 days. Ships are forced to wait, and lines of waiting trucks cause congestion on the region’s highways. To resolve this problem, the project calls for the construction of a metal roof 138 meters long and 76 meters high that will be able to shelter today’s largest cargo loads, dramatically reducing the cost of demurrage, the fee for over-stay of a ship moored in the company’s terminals. The project is expected to be concluded by the end of 2012, at a total estimated completion cost of R$56 million. This project is principally financed by loans raised from the BNDES.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of March 31, 2012 and 2011 and for each of the fiscal year ended March 31, 2012, 2011 and 2010, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of fiscal year 2012 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended March 31, 2012, 2011 and 2010;

•
a discussion of our liquidity and capital resources, including our working capital at March 31, 2012, our cash flows for the years ended March 31, 2012, 2011 and 2010, and our material short-term and long-term indebtedness at March 31, 2012; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements at March 31, 2012, March 31, 2011 and for the fiscal years ended at March 31, 2012, 2011 and 2010. We use IFRS as issued by the IASB for financial reporting purposes. Our audited consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly controlled entities. Investments in entities in which the Company does not have control but has significant influence over managing the business, are accounted for using the equity method. The results of operations of Raízen Energia and Raízen Combustíveis, our Joint Venture, are accounted for using the proportionate consolidation method, under IAS 31, which will be replaced by IFRS 11, Joint Arrangements, as for annual periods beginning on or after January 1, 2013. For further details on the impacts of adopting IFRS 11, see note 2.4 of our financial statements. Intercompany accounts and transactions are eliminated upon consolidation.

Business Segments and Presentation of Segment Financial Data

In connection with the changes to our business brought about principally by the closing of the Joint Venture with Shell and Raízen, on June 1, 2011, the Company now presents five reportable segments:

(1) Raízen Energia, our sugar and ethanol Joint Venture company;

(2) Raízen Combustíveis, our fuel distribution Joint Venture company;

(3) Rumo;

(4) Cosan Alimentos; and

(5) Other Businesses which principally comprise the manufacturing and distribution of lubricants, and agricultural land development of our own land and through our equity investment in Radar.

Our discussion and analysis of the results of fiscal year 2012 in comparison to fiscal year 2011 and fiscal year 2011 in comparison to fiscal year 2010 have been performed based on the new segmentation of the Company in place since June 1, 2011. For this, the presentation of financial segment data for fiscal year 2011 and 2010 has been reclassified in accordance with IFRS 8 to allow for greater comparability. Our lubricants business, CLE, was previously reported as part of the former fuel and lubricants, or CCL segment and is now reported under “other businesses.” Our sugar retail business, Cosan Alimentos, was previously not segregated from the sugar and ethanol, or S&E segment, and as from July 1, 2011 is with the segregation of assets and formation of the business it began to be reported as a separate segment.

We evaluate and manage business segment performance based on information prepared in accordance with IFRS as issued by the IASB, and, accordingly, the segment data included in this annual report is presented under IFRS as issued by the IASB.

With respect to the results of Raízen our chief operating decision-makers evaluate the results of Raízen Energia and Raízen Combústiveis on the same basis that they are evaluated by the management and chief operating decision-makers of Raízen, and thus we present our discussion and analysis of the results of these segments on Raízen’s results before they are proportionally consolidated into Cosan’s consolidated financial statements. In our consolidated financial statements, we eliminate 50% of the results of Raízen Energia and Raízen Combustíveis. This presentation is consistent with Note 29 of our consolidated financial statements attached hereto.

Critical Accounting Policies and Estimates

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

A significant change in the facts and circumstances on which judgments, estimates and assumptions are based, may cause a material impact on the results and financial condition of the Company. The significant judgments, estimates and assumptions under IFRS as issued by the IASB are as follows:

Deferred income taxes and social contribution. Deferred tax assets are recognized for all unused tax losses and temporary differences between the accounting and tax books to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see Note 17 of our consolidated financial statements attached hereto.

Biological Assets. Before harvest, our crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 “Biological Assets.” As prescribed by IAS 41, we initially recognize planted crops at fair value. We capitalize expenses incurred for the initial planting and immediately adjust this to fair value, recognizing any gain or loss in cost of sales. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. We re-measure biological assets at each subsequent measurement reporting date and at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset’s life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

The fair value is determined based on the discounted cash flow method, taking into consideration expected future harvest volumes, market prices, sugarcane productivity or harvest yields, discount rates, as well as other assumptions.

The discounted cash flow method requires the input of highly subjective assumptions, including observable and unobservable data. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition from period to period.

•
As of March 31, 2012, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$ 652 million for sugarcane.

•
A reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$(547)million for sugarcane.

•
A reasonable 10% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$331 million for sugarcane.

•
A reasonable 100 basis points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$(38) million for sugarcane.

Intangible assets and Property, Plant and Equipment, or “P,P&E. The calculation of depreciation and amortization of intangible assets and P,P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations is a significant estimate. The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in Note 14 of our consolidated financial statements attached hereto.

Business Combinations. Accounting for business combinations requires the allocation of our purchase price to the various assets and liabilities of the acquired business at their respective fair values. We use all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired. Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date.

On the formation of our Joint Venture we measured both the consideration transferred (our sugar and ethanol business, as well as our Esso branded fuel stations) and the proportion of assets received and liabilities assumed (50% of the Joint Venture including Shell’s fuel stations and distribution terminals) at fair value. The accounting for business combination generated a significant gain from the bargain purchase which we recognized in our results of operations in fiscal year 2012. Had the assumptions and determinations used in measuring fair values been different, our gain recorded on bargain purchase could have been materially higher or lower, and significantly affected our results of operations recorded in fiscal year 2012.

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

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 18 to our consolidated financial statements. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement in dealing with these matters.

Share based payments. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 28.

Pension benefits. The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about the assumptions used are included in Note 27.

Principal Factors Affecting Our Results of Operations

In addition to the factors that are described in “Item 4. Information on the Company—B. Business Overview,” our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the Energy and Infrastructure businesses, for this reason since May 2004, we have expanded our annual sugarcane crushing capacity by approximately 162.0% from 24.8 million tonnes to approximately 65 million tonnes as of March 31, 2012, primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations along the sugarcane value chain to become a vertically integrated company. As a result, our net sales and gross profit have increased significantly.

Sugar

The profitability of our sugar products is principally affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11.” Refined sugar trades at a premium to raw sugar, known as the “white premium,” and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5.” Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane, to produce sugar or whether to produce more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:
	Sugar NY11 (US$/lb)
	For Fiscal Year Ended March 31,
	2012	2011	2010
Initial quote	0.2744	0.1670	0.1273
Closing quote	0.2471	0.2711	0.1659
Daily average quote	0.2563	0.2376	0.2080
Monthly average quote	0.2542	0.2391	0.2138
High quote	0.3134	0.3531	0.2990
Low quote	0.2047	0.1367	0.1222

 Source: NYBOT; prices from the 1st Generic Future

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar LIFE (US$/ton)
	For Fiscal Year Ended March 31,
	2012	2011	2010
Initial quote	713.20	481.60	399.20
Closing quote	643.60	711.70	504.00
Daily average quote	678.13	639.66	557.03
Monthly average quote	672.42	643.84	569.97
High quote	876.30	844.50	759.00
Low quote	582.00	437.80	392.70

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,
	2012	2011	2010
Initial quote	890.30	431.10	248.60
Closing quote	667.40	982.20	420.11
Daily average quote	705.80	557.85	453.91
Monthly average quote	703.07	576.16	454.97
High quote	922.80	982.20	677.10
Low quote	597.50	381.10	248.40

 Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,
	2012	2011	2010
Initial quote	1,219.70	495.70	286.40
Closing quote	709.40	1,157.20	489.20
Daily average quote	840.11	636.49	518.70
Monthly average quote	832.68	638.69	520.14
High quote	1,726.50	1.157.20	734.10
Low quote	666.00	435.60	286.40

 Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol (R$/thousand liters)
	For Fiscal Year Ended March 31,
	2012	2011	2010
Average Unitary Price	1,406	950	717

 Source: Cosan/Raízen

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia and a significant proportion of the base oil purchases of CLE are conducted in US dollars. Therefore a depreciation of the Brazilian real against the US dollar would have the effect of increasing our sales in Raízen Energia, and increasing our costs of sales in CLE. An appreciation of the Brazilian real against the US dollar would have the opposite effect.

A significant proportion of our debt is denominated in US dollars. A depreciation of the Brazilian real against the US dollar would increase our debt burden and our related financial expenses. However, we have receivables and other financial assets denominated in US dollars, which would partially offset the impact that a depreciation of the real would have on our financial position. An appreciation of the Brazilian real against the US dollar would have the opposite effect.

Seasonality

Raízen Energia is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in the Center-South region of Brazil begins in April and ends in December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through March), and a degree of seasonality in our gross profit. This seasonality also impacts our sugar logistics segment, Rumo, by concentrating demand for transport to the Port of Santos during the peak months of the sugarcane harvest. None of our other business segments are subject to significant seasonal trends.

Inflation

Inflation rates in Brazil were 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011 as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

Other Factors

Other factors that will impact the results of our operations include:

•	Hedging transactions (as discussed under “Hedging Transactions and Exposures”);

•	Trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	The evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources;

•	The use of ethanol as a cleaner-burning fuel, derived from renewable sources;

•	Changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais);

•	The growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	The growth rate of Brazil´s gross domestic product, which impacts the demand for our products and, consequently, our sales volume in Brazil; and;

•	The tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligation.

Cost Structure

Our cost structure for Raízen Energia may be divided into costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As 45.8% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

Our cost structure for Rumo is affected by fixed and variable costs. Costs related to our property, plant & equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Hedging Transactions and Exposures

Raízen Energia hedges part of the future price risk of its sugar production estimated to be exported and exchange rate derivative transactions, using future contracts, options and swaps.

Raízen Energia’s hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rates fluctuations and as most of the derivative instruments have been designated for hedge accounting, Raízen Energia has not experienced material gains or losses in their financial results.

See note 26 of our consolidated financial statements attached hereto for further information.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Fiscal Year Ended March 31, 2012 compared to Fiscal Year Ended March 31, 2011

Consolidated Results

The following table sets forth our consolidated income statement for the fiscal years ended March 31, 2012 and 2011:

	For Fiscal Year Ended March 31,
	2012	2011	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	24,096.9	18,063.5	33.4
Cost of goods sold	(21,465.0)	(15,150.1)	41.7
Gross profit	2,631.9	2,913.4	(9.7)
Selling expenses	(1,136.3)	(1,026.0)	10.8
General and administrative expenses	(646.0)	(545.4)	18.4
Other, net	145.5	(33.8)	—
Gain on the de-recognition of subsidiaries to form the JVs	2,752,7	—	—
Operations income / (expenses)	1,115.9	(1,605.2)	169.5
Income before financial results, equity income of associates and income taxes	3,747.8	1,308.2	186.5
Equity income of associates	33.3	25.2	32.1
Financial results, net	(478.5)	(151.1)	216.7
Income before income taxes	3,302.5	1,182.3	179.3
Income taxes (Current)	(147.4)	(85.4)	72.6
Income taxes (Deferred) -	(962.7)	(329.1)	192.5
Net income for the year	2,192.3	767.8	185.5
Net income attributable to non-controlling interests	(1,011.0)	(296.8)	440.7
Net income attributable to owners of the Company	1,181.3	470.9	150.9

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS, IPI (a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in export markets.

Net sales increased by 33.4% to R$24,096.9 million during the fiscal year ended March 31, 2012, from R$18,063.5 million during the fiscal year ended March 31, 2011, primarily as a result of:

•	an increase of 13.4% to R$7,247.7 million in net sales in the Raízen Energia (Sugar and Ethanol), despite a difficult harvest;

•	an increased in the net sales of Raízen Combustíveis (Fuel Distribution) by 220.0% to R$35,096.0 billion, primarily due to the formation of the Joint Venture; and

•
in Rumo Logística, an increased in the transportation and loading operations due to our contractual agreement with America Latina Logística S.A., or ALL, which is primarily responsible for the increase of 27.7% in its net sales to R$572.0 million.

The table below presents a breakdown of our net sales for the fiscal years ended 2012 and 2011:

	For Fiscal Year Ended March 31, (1)
	2012	2011	% Variation
	(in millions of reais, except percentages)

Raízen Energia (Sugar and Ethanol) net sales (1)	7,247.7	6,389.1	13.4
Sugar	3,912.8	3,853.4	1.5
Ethanol	2,871.5	2,203.7	30.3
Energy cogeneration	235.1	194.9	20.6
Other products and services	228.2	137.1	66.4

Raízen Combustíveis (fuel distribution) net sales (1)	35,096.0	10,966.2	220.0
Fuels	35,032.8	10,895.6	221.6
Other services	63.2	70.6	(70.8)

Rumo (logistics) net sales	572.0	448.0	27.7
Transportation	413.4	305.8	35.2
Loading	141.0	118.1	19.4
Other	17.6	24.1	(27.0)

Cosan Alimentos (Sugar Retail) net sales	706.4	―	100
Refined sugar	631.5	―	100
Crystal sugar	39.0	―	100
Special sugars	35.9	―	100

Other businesses net sales	1,065.5	829.0	28.5
Lubricants (CLE)	1,018.8	829.0	22.9
Other products and services	46.7	―	100

Eliminations (1):	(20,590.7)	(568.9)	3,519.4

Net sales	24,096.9	18,063.4	33.4
_________
(1)
The information of Raízen Energia and Raízen Combustíveis and the discussion herein represents 100% of the revenues generated by the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company´s financial statements. See note 29 to our audited consolidated financial statements.

Raízen Energia (Sugar and Ethanol)

Sugar sales totaled R$3,912.8 billion in fiscal year 2012, an increase of 1.5% in relation to the prior period. The main factors contributing to the increase of R$59.4 million were:

•
the 7.1% decline in the volume of sugar sold in fiscal year 2012 as compared to fiscal year 2011, which was offset by the higher average sugar price per ton, which increased 9.3% to R$ 981.3 from R$ 898.0 over the same periods.

•	Higher volume sold in the foreign market due to more attractive prices, which resulted in a R$ 229.2 million increase in total net sales. Lower volumes were sold in fiscal year 2012.

•
The increase in net results were obtained despite adverse weather conditions that severely affected the Central-South region of Brazil, resulting in a decrease of 2.4% in the amount of sugarcane crushed in fiscal year 2012 compared to fiscal year 2011, mitigated by improvements in harvesting mechanization, with 85.9% of production mechanized in fiscal year 2012, as compared to 79.5% in fiscal year 2011, an improvement of 6.4%.

Ethanol sales in fiscal year 2012 totaled R$2,871.5 billion, increasing 30.3% or R$667.8 million when compared to fiscal year 2011 primarily due to:

•	sales of R$334.1 million, due to a 32.2% increase in the average price of ethanol in the domestic and international markets; and

•	an increase of 72.8% of ethanol sold in the international markets and a 48.0% increase on the average price per cbm into the international markets, when compared with fiscal year 2011.

Energy cogeneration sales totaled R$235.1 million through the sale of 1,491.3 thousand MWh of energy at an average price of R$157.7/MWh. The growth of 18.9% in the volume sold is principally due to operations at the cogeneration plants at the Jataí, Barra, Univalem and Ipaussu units coming online that added 258 MW to Raízen Energia’s total capacity resulting in 11 out of Raízen Energia’s 24 mills selling energy from cogeneration.

Other products and services, comprising principally of sales of steam, molasses and raw materials to service providers in the agricultural industry, increased 66.4% to R$228.2 million from $137.1 million.

Raízen Combustíveis (Fuel distribution)

Revenues increased from R$ 10,966.2 million in fiscal year 2011 to R$ 35,096 million (prior to elimination for proportionate consolidation) in fiscal year 2012 primarily due to the formation of the Joint Venture between Cosan and Shell on June 1, 2011, increasing the volume of fuels sold. This resulted in:

•	an expansion in the service stations network to 4,545 locations in fiscal year 2012 from 1,710 (Cosan service station only) in fiscal year 2011;

•	an increase of 201% in the volume of gasoline sold representing revenues of R$ 14,674.4 million;

•	an increase of 5.5% in the volume of jet fuel sold resulting in revenues of R$3,632 million in fiscal year 2012 compared to fiscal year 2011; and

•	Ethanol sales in fiscal year 2012 totaled R$2,117.9 million, resulting in an increase of 160.0% when compared to fiscal year 2011.

Rumo (Logistics)

Rumo´s sales in fiscal year 2012 were 27.7% higher than fiscal year 2011, totaling R$572.0 million primarily due to increased transportation volume.

Revenue from transportation increased by R$107.6 million or 35.2% to R$413.4 million primarily as a result of. the increase of 52.2% in the volume of sugar transported in fiscal year 2012 compared to fiscal year 2011, and higher prices due to longer routes in the mix operated in fiscal year 2012.

Loading sales revenue increased as compared to with the previous fiscal year, at R$141.0 million in fiscal year 2012; Revenue per loaded tonne increased 23.0% in fiscal year 2012 as compared to fiscal year 2011 to R$74.0 per ton. Loading volume increased to 7,759 tonnes in fiscal year 2012, representing an increase of 3.7% as compared to fiscal year 2011. The effects of the lower sugar exported volumes were partially offset by the loading and elevation of other products such as soybeans and soybean meal in the off-season period (November 2011 to March 2012).

Cosan Alimentos (Sugar retail)

Cosan Alimentos net sales in fiscal year 2012 totaled R$706.4 million. As this Company was formed on July 1, 2011 there is no comparable information.

Other Businesses

Our other businesses comprise of our lubricants and specialties business and other operations, including agricultural land development through Radar.

The net revenue of Cosan Lubrificantes e Especialidades was R$1.1 billion in fiscal year 2012 resulting in an increase of 23.1% compared to fiscal year 2011, primarily due to sales volume increasing by 30.2% in fiscal year 2012, reaching 216.7 million liters as compared to fiscal year 2011.

This increase is due to a larger volume of premium lubricants sold, which are higher margin products, and to the start of our base oil distribution operations. Base oil is a raw material used in manufacturing lubricants and was added to Cosan Lubrificantes e Especialadades’ distribution portfolio in the first quarter of 2012. In addition, CLE began distributing lubricants in three countries in January 2012—Bolivia, Uruguay and Paraguay.

Sales volume increased 39.5% in fiscal year 2012 to 216.7 million liters. In spite of the increase in the volume sold and product revenues and the addition of base oil to the mix contributed to the reduction in the average unit price, which averaged R$ 4,702/thousand liters in 2012, compared to R$ 4,942/thousand liters in fiscal year 2011.

Revenue from other products and services consists of land leased by Cosan to Raízen Energia, as well as revenues from the sale of base oils amounted to R$56.7 million in fiscal year 2012.

Cost of Goods Sold

	For Fiscal Year Ended March 31,
	2012	2011	% Variation
	(in millions of reais, except percentages)

Raízen Energia cost of goods sold (1)	(5,578.3)	(4,400.5)	26.8
Sugar	(2,802.1)	(2,609.1)	7.4
Ethanol	(2,454.0)	(2,016.1)	21.7
Energy cogeneration	(86.1)	(102.3)	(15.8)
Other products and services	(236.0)	327.1	(172.1)

Raízen Combustíveis cost of goods sold (1)	(33,144.5)	(10,499.3)	215.7

Rumo (logistics) cost of services provided	(394.1)	(316.4)	24.6

Cosan Alimentos cost of goods sold	(577.3)	―	100

Other businesses cost of goods sold	(732.9)	(514.9)	42.3

Eliminations(1):	18,955.3	581.1	3,161.9

Cost of goods sold	(21,465.0)	(15,150.1)	41.7
_________
(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the cost incurred by the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company´s financial statements. See note 29 to our audited consolidated financial statements.

We divide Raízen Energia’s sugar and ethanol cost of goods sold into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses. Raízen Combustíveis cost of goods sold includes petroleum derived products and feedstock purchased from Petrobras and ethanol from distilleries, freight costs between our terminals in our fuel distribution business and additives. Rumo Logística’s cost of services includes personnel costs, equipment and port lease agreements, electricity and maintenance costs. Cosan Alimentos’ costs of goods sold principally comprises of raw sugar. Its long-term requirements are generally guaranteed through long-term contracts with its principal supplier – Raízen Energia, which increases stability and limits spot purchases where prices have generally been more volatile. Other Businesses’ costs of goods sold principally includes costs associated with Cosan’s corporate structure and packaging materials, raw material and feedstock purchased from third parties in our lubricants business.

Cost of goods sold increased by 41.7% to R$21.4 billion during the fiscal year ended March 31, 2012, from R$15.1 billion during the fiscal year ended March 31, 2011.

Raízen Energia (Sugar and Ethanol)

The cost of goods sold amounted to R$5.6 billion in fiscal year 2012, representing an increase of 26.8%, compared to the previous fiscal year. Costs of goods sold is reported together with the average unit costs, net of effects of depreciation and amortization (cash and cost). This increase was mainly due to the rise in the average price of goods sold in the period, which increased by 5.6% for sugar and 21.5% for ethanol as compared to fiscal year 2011. The main factors that contributed to this increase in the cost of goods sold by Raízen Energia are:

•	A 24.8% increase in the TSR/kg cost, up from R$ 0.4022 in fiscal year 2011 to R$0.5018 in fiscal year 2012, directly impacting the cost of sugarcane from suppliers and the cost of land leases;

•	An increase in the cost of proprietary sugarcane due to the rise in leasing costs—up from R$10.4 per tonne of sugarcane in fiscal year 2011 to R$17 per tonne in fiscal year 2012;

•	A decrease in the TSR level to 136.5 kg/tonne in fiscal year 2012, compared to 138.5 kg/ton in fiscal year 2011.

This was partially offset by the improved productivity of the sugarcane fields, represented by a higher TCH level (tonne of cane per hectare), which was 76.0 fiscal year 2012, up from 73.8 in fiscal year 2011.

Raízen Combustíveis (Fuel distribution)

The cost of goods sold was primarily impacted by the formation of the Joint Venture on June 1, 2011 which added additional volumes sold (as described above) due to the increase in the number of service station in its portfolio.

Rumo (Logistics)

The cost of Rumo´s services provided in fiscal year 2012 increased 24.6% in fiscal year 2012 to R$394 million as compared to fiscal year 2011 due to an increase in volume transported.

Cosan Alimentos (Sugar retail)

The cost of goods sold by Cosan Alimentos totaled R$ 577.3 million in fiscal year 2012 . As this Company was formed in July 1, 2011 there is no comparable information.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties´ port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to distribution companies, and therefore there are no shipping costs. CLE´s lubricant marketing expenses, as well as fuel storage expenses, are also included as selling expenses.

	For Fiscal Year Ended March 31,
	2012	2011	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(511.4)	(568.3)	(10.0)
Raízen Combustíveis (1)	(1,095.6)	(280.9)	290.0
Rumo	―	―	―
Cosan Alimentos	(82,8)	―	100
Other businesses	(187.5)	(176.8)	6,0
Eliminations (1):	741	―	100
Selling expenses	(1,136.3)	(1,026.0)	10.8
_________
(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the revenues, costs and expenses of the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company’s financial statements. See note 29 to our audited consolidated financial statements.

Selling expenses increased by 10.8% to R$1,136.3 million during the fiscal year ended March 31, 2012 from R$1,026.0 million during the fiscal year ended March 31, 2011.

Raízen Energia (Sugar and Ethanol)

Raízen Energia’s selling expenses amount decreased 10.0% to R$511.4 million in fiscal year 2012 as compared to fiscal year 2011, due to savings resulting from lower freight and commissions following the transfer of the sugar trading activities in the domestic retail market to Cosan Alimentos that in fiscal year 2012 was R$ 82.2 million.

Raízen Combustíveis (Fuel distribution)

Raízen Combustíveis selling expenses increased by 290.0% to R$1,095.6 million in fiscal year 2012 as compared to fiscal year 2011. This was principally due to the formation of Raízen in June 1, 2011., A portion of the depreciation referring to the fair value of assets contributed to the formation of Raízen Combustíveis has increased selling expenses by approximately R$52 million.

Rumo (Logistics)

Due to the nature of its business, no selling expenses are recorded for Rumo Logística.

Cosan Alimentos (Sugar retail)

Selling expenses totaled R$82.8 million in fiscal year 2012, composed basically by payroll, depreciation and amortization, logistics expenses, freights, commissions on sales, allowance for doubtful accounts and others.

Other businesses

Selling expenses increased 7.0% in fiscal year 2012 to R$187.5 million as compared to R$176.8 million in fiscal year 2011, primarily due to an increase in marketing and promotional activities.

General and Administrative Expenses

	For Fiscal Year Ended March 31,
	2012	2011	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(454.0)	(393.0)	15.5
Raízen Combustíveis (1)	(349.8)	(91.5)	282.3
Rumo	(41.6)	(29.1)	43.0
Cosan Alimentos	(13.1)	-	100
Other businesses	(132.8)	(31.8)	317.6
Eliminations (1):	345.3	-	100

General and administrative expenses	(646.0)	(545.4)	18.4
_________
(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the cost incurred by the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company’s financial statements. See note 29 to our audited consolidated financial statements.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses.

Raízen Energia (Sugar and Ethanol)

General and administrative expenses were R$454.0 million in fiscal year 2012, an increase of 15.5% when compared to fiscal year 2011. This increase is a result of expenses associated with the new corporate structure of Raízen Energia and expenses with services provided by the CSC – Shared Service Center.

Raízen Combustíveis (Fuel distribution)

General and administrative expenses totaled R$349.8 million in fiscal year 2012, an increase of 282.3% compared to fiscal year 2011, reflecting the new structure to support Raízen Combustíveis as well as costs related to the JV formation such as headcount reallocation among others.

Rumo (Logistics)

General and administrative expenses totaled R$41.6 million in fiscal year 2012, an increase of 43.0% compared to fiscal year 2011. This increase in expenses was due to the restructuring of Rumo’s managerial staff in fiscal year 2012 as well as expenses related to the Shared Services Center which were not present in fiscal year 2011.

Cosan Alimentos (Sugar retail)

General and administrative expenses totaled R$13.1 million in fiscal year 2012.

Other businesses

General and administrative expenses totaled R$132.8 million in fiscal year 2012, an increase of 386.4% when compared to R$31,8 million in fiscal year 2011, due to expenses associated with Cosan’s corporate structure.

Other, net

Other, net comprises of other income and expenses. Income increased from a net expense of R$(33.8 million) to R$145.6 million in fiscal year 2012, principally reflecting increased gain on the disposal of property plant and equipment, and increased rental and leasing income, a reversal of allowances for doubt accounts, and revenue from royalties and customer base and other income. This was partly offset by a provision for judicial demands, and other expenses. See Note 25 to our audited consolidated financial statements for more information.

Gain on the de-recognition of subsidiaries to form the Joint Ventures

Due to the formation of the Raízen Energia and Raízen Combustíveis Joint Ventures, Cosan contributed its sugar and ethanol businesses, which resulted in a deconsolidation of the related assets and liabilities and recording the remaining interest at fair value, resulting in a gain of R$2,752.7 million, before income tax and social contribution. See Note 21 to our audited consolidated financial statements for more information.

Equity income of associates

Equity income of associates includes our interests in Radar Propriedades Agrícolas S.A. (18.9%), Codexis Inc (15.5%), Logum Logística S.A. (20.0%) and other investments. Equity income increased by 32.1% to R$33.3 in fiscal year 2012.

Financial Results, Net

Financial results, net in fiscal year 2012 totaled a net expense of R$478.5 million compared to financial results, net of R$151.1 million in fiscal year 2011.

	For Fiscal Year Ended March 31,
	2012	2011
	(in millions of reais)
Financial expenses	(588.1)	(677.3)
Financial income	207.8	188.8
Foreign exchange variation, net	(93.9)	282.7
Derivatives, net	(4.4)	54.7
	(478.5)	(151.1)

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

Financial expenses totaled R$588.1 million as compared to R$677.3 million in fiscal year 2011.

Expenses of debt charges, net of financial investments yields, represented a decrease of 6.8%, when compared to the previous fiscal year, mainly due to the greater average indebtedness. The reduction is mainly due to the change in the debt profile, as well as the effects of proportional consolidation of debt Raízen, recorded in the first quarter of 2012.

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

Financial income during the fiscal year ended March 31, 2012 totaled R$207.8 million, compared to financial income of R$188.8 million during the fiscal year ended March 31, 2011.

Foreign exchange variation, net. Foreign exchange variation, net resulted in a loss of R$93.9 million in fiscal year 2012 compared to a net gain of R$282.7 million in fiscal year 2011. The negative effects from exchange variation occurred due to the impacts on assets and liabilities denominated in foreign currency and the fluctuation in the reais dollar exchange rate. Our gross indebtedness denominated in U.S. dollars was R$3,618.2 million and R$ 3,750.8 million at March 31, 2011 and March 31, 2012, respectively.

Derivatives, net. Derivatives, net resulted in a loss of R$4.4 million in fiscal year 2012 compared to R$54.7 million in fiscal year 2011.

Income Taxes

Current income tax expense increased to R$147.4 million in fiscal year 2012, compared to an expense of R$85.4 million in fiscal year 2011, mainly resulting from the earnings in fiscal year 2011 compared to fiscal year 2012. Deferred income tax expense increased from R$329.1 million in fiscal year 2011 to R$962.7 million in fiscal year 2012, mainly due to the formation of the Joint Venture.

Net Income for the year

As a result of the foregoing, net income for the year increased 440.7% to R$2,192.3 million in fiscal year 2012, compared to a net income of R$767.7 million in fiscal year 2011.

Net income attributable to owners of the Company

Net income attributable to owners of the Company was R$1,181.3 million in fiscal year 2012 an increase of 150.9% as compared to R$470.9 million in fiscal year 2011, after deducting net income attributable to non-controlling interests of R$1,011.0 and R$296.8 million in fiscal years 2012 and 2011 respectively.

Fiscal Year Ended March 31, 2011 compared to Fiscal Year Ended March 31, 2010

Consolidated Results

The following table sets forth our condensed consolidated income statement for the fiscal years ended March 31, 2011 and 2010, on the basis of our former business segment structure, in place prior to June 1, 2011:

	For Fiscal Year Ended March 31,
	2011	2010	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	18,063.5	15,336.1	17.8
Cost of goods sold	(15,150.1)	(13,271.3)	14.2
Gross profit	2,913.4	2,064.7	41.1
Selling expenses	(1,026.0)	(862.7)	18.9
General and administrative expenses	(545.4)	(501,6)	8.7
Other, net	(33.8)	37.5	(190.1)
Gain on tax recovery program	—	270.3	—
Operations income / (expenses)	(1,605.2)	(1,056.5)	51.9
Income before financial results, equity income of associates and income taxes	1,308.2	1,008.2	29.7
Equity income of associates	25.2	4.2	500.0
Financial results, net	(151.1)	493.4	(130.6)
Income before income taxes	1,182.3	1,505.8	(21.5)
Income taxes:
Current	(85.4)	(78.4)	8.9
Deferred -	(329.1)	(344.9)	4.6
Net income for the year	767.8	1,082.5	(29.1)
Net income attributable to non-controlling interests	(296.8)	(376.4)	—
Net income attributable to owners of the Company	470.9	706.1	33.3

Net Sales

Net sales increased by 17.8% to R$18,063.5 million during the fiscal year ended March 31, 2011, from R$15,336.1 million during the fiscal year ended March 31, 2010, primarily as a result of:

•
an increase of 18.8% to R$6.4 billion in net sales in the Raízen Energia segment. Despite a difficult harvest due to unfavorable weather conditions that affected the sugarcane, our production increased due to (1) the increase in the use of the installed capacity of two greenfields (Jataí and Caarapó), (2) expansion of our sugar plants and (3) the commencing of operations of other co-generation projects, coupled with better prices of sugar and ethanol;

•	an increase in the net sales of Raízen Combustíveis by 15.4% to R$10.9 billion, primarily because of the increase of 22.7% in the revenue of diesel and 13.3% of gasoline;

•
in Rumo Logística, an increase in the transportation operations because of our contractual agreement with America Latina Logística S.A., or ALL, primarily responsible for the increase of 183.2% in its net sales to R$448.0 million; and

•	in Other businesses, an increase of 29.7% to R$ 829 million in the lubricants.

The table below presents a breakdown of our net sales for the fiscal years ended 2011 and 2010:

	For Fiscal Year Ended March 31,
	2011	2010	% Variation
	(in millions of reais, except percentages)

Raízen Energia net sales	6,389.2	5,380.1	18.8
Sugar sales	3,853.4	3,377.8	14.1
Ethanol sales	2,203.7	1,747.6	26.1
Energy cogeneration	194.9	93.6	108.3
Other sales	137.1	161.1	(14.9)

Raízen Combustíveis net sales	10,966.3	9,506.5	15.4
Fuels	10,895.7	9,437.3	15.5
Other	70.6	69.1	(2.2)

Rumo Logística (sugar logistics) net sales	448.0	158.2	183.2
Port lifting	118.1	142.1	(16.9)
Logistics	305.8	16.1	1,799.4
Other	24.1	—	—
Other Businesses net sales	829.0	638.6	29,7
Lubricants	829.0	634.0	29.7
Others	—	4.6	100
Eliminations:	(569.0)	(347.3)	(63.8)
Net sales	18,063.5	15,336.1	17.8

Raízen Energia

Sugar sales totaled R$3.85 billion in fiscal year 2011, an increase of 14.1% in relation to the prior period. The main factors contributing to the increase of R$475.6 million were:

•
an increase of R$128 million arising from higher volumes sold which were 3.8% higher than the previous fiscal year. Sales in the domestic market increased 17.4%, with 1,238.2 thousand tonnes reflecting the effect of 12 months of sales as compared to approximately ten months of sales in fiscal year 2010 following the acquisition of Cosan Alimentos in June 2009, and the greater concentration of total sugar recovered, or TSR, in the sugarcane (139.0 kg / tonne of sugarcane compared to 129.8 kg / tonne of sugarcane in the 2009/10 crop). However, the lower than expected harvest affected sugar production and exports of sugar decreased 1% in comparison to the previous fiscal year amounting to 3,052.6 thousand tonnes;

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

Ethanol sales in fiscal year 2011 totaled R$2.2 billion, increasing 26.1% or R$456.1 million when compared to fiscal year 2010 primarily due to:

•
sales of R$81.2 million arising from the increase in the volume of ethanol sold primarily due to: (1) the acquisition of Cosan Alimentos mills in June 2009 which provided us with increased crushing capacity for the full fiscal year when compared to fiscal year 2010; (2) the greater concentration of TSR and (3) the ramp-up of the greenfields in Jataí and Caarapó;

•	sales of R$358.3 million, due to a 20.5% increase in the average price of ethanol in the domestic and international markets; and

•	sales of R$16.6 million due to increased sales in the domestic market and lower sales in the foreign market, which presented lower average prices than the domestic market.

Cogeneration sales totaled R$194.9 million through the sale of R$8.9 million in steam and 1,254.0 thousand MWh of energy at an average price of R$148.3/MWh. The growth of 107.0% in the volume sold due to the period from the beginning of operation of new cogeneration units (totaling ten this year, compared to six in the previous fiscal year) and to the ramp-up of the others.

Raízen Combustíveis

Net sales from Raízen Combustíveis for fiscal year 2011 increased by 15.4% to R$10.9 billion, from R$9.5 billion during the fiscal year ended March 31, 2010, primarily due to:

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

As a result of high transportation volume, revenue per loaded tonne in fiscal year 2011 was 3.1 times higher than fiscal year 2010.

Other businesses

An increase of 29.7% in the net sales of lubricants, to R$829 million for fiscal year 2011, due to increased sales of premium products, which are higher margin products, and a strong increase in sales volume, which reached 166.4 million liters resulting from the increase of approximately 9.0% in domestic consumption and gains of market share, following increased marketing.

Adjustments and Eliminations. The components of our net sales are prepared in accordance with IFRS as issued by the IASB. Accordingly, we have to perform certain eliminations and adjustments in order to consolidate and prepare our IFRS as issued by the IASB consolidated financial statements. These adjustments corresponded to R$569.0 million in the fiscal year ended March 31, 2011, as compared to R$347.4 million in the fiscal year ended March 31, 2010.

Cost of Goods Sold

Cost of goods sold increased by 14.2% to R$15.1 billion during the fiscal year ended March 31, 2011, from R$13.3 billion during the fiscal year ended March 31, 2010.

Raízen Energia

The cost of Raízen Energia goods sold and services rendered amounted to R$4.4 billion, representing an increase of 9.0%, or R$362 million, compared to the previous fiscal year. The main factors that explain this increase, in addition to the adjustments related to the adoption of IFRS as issued by the IASB, described in “Presentation of Financial And Other Information,” are:

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

Raízen Combustíveis

The cost of goods sold of Raízen Combustíveis increased by 16.3% in fiscal year 2011 compared to fiscal year 2010. Excluding the volume factor, the unit cost of R$1,764/cbm in the fiscal year 2011 was 4.9% higher than the previous fiscal year, primarily due to:

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

Selling Expenses

Selling expenses increased by 18.9% to R$1,026.0 million during the fiscal year ended March 31, 2011 from R$862.7 million during the fiscal year ended March 31, 2010. This increase was primarily due to higher volumes sold by Raízen Energia, and Raízen Combustíveis segments, resulting in higher freight expenditures.

Raízen Energia

Raízen Energia selling totaled R$568.4 million in fiscal year 2011 compared to the R$469.8 million for fiscal year 2010. The increase of 21.0%, or R$98.5 million, was primarily due to:

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

Raízen Combustíveis

Raízen Combustíveis´ selling expenses reflected an increase of 14.5% to R$280.8 million, mainly due to the higher volume sold. In unit terms, selling expenses were in line (R$73.0/cbm) with fiscal year 2010 and benefited from the higher dilution of fixed expenditures due to the 10.7% increase in volumes sold.

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

Gain on tax recovery program

In fiscal year 2010, we reported R$ 270.3 million in gains due to our participation in the Programa de Recuperação Fiscal, or REFIS, tax recovery program.

Financial Results, Net

Financial results, net in fiscal year 2011 totaled a net expense of R$151.1 million compared to financial results, net of R$493.4 million in fiscal year 2010.

	For Fiscal Year Ended March 31,
	2011	2010
	(in millions of reais)
Financial expenses	(677.3)	(622.4)
Financial income	188.8	202.0
Foreign exchange variation, net	282.7	559.0
Derivatives, net	54.7	354.8
	(151.1)	493.4

Expenses of debt charges, net of financial investments yields, represented an increase of 5.7%, when compared to the previous fiscal year, mainly due to the greater average indebtedness. This increase was primarily due to debt financed by BNDES for new investment projects in Rumo Logística (the acquisition of locomotives, railcars and investment in permanent ways) as well as in energy cogeneration projects. In addition, as a result of the adoption of IFRS as issued by the IASB, we capitalized financial charges to fixed assets, which reduced the financial expenses at R$70.5 million in the current year and R$43.3 million in the previous fiscal year.

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

Derivatives, net. Derivatives, net totaled R$54.7 million in fiscal year 2011 compared to R$354.8 million in fiscal year 2010, net of hedge accounting impacts. It should be noted that in fiscal year 2010, we did not adopt hedge accounting and as a consequence the results from derivatives in both years are not comparable since the gains/losses with derivatives in the current year financial results refer only to the derivative instruments not designed for hedge accounting and the non-effective portion of the designed hedge. In addition, as a result of the adoption of IFRS as issued by the IASB, we measure warrants at fair value. As a result, Cosan’s warrant in Radar was recognized as a derivative gain and totaled R$13.2 million for fiscal year 2011, compared to R$23.9 million in fiscal year 2010.

Starting April 1, 2010, we adopted hedge accounting in the cash flow hedge category for certain financial derivative instruments designated for covering price risk and foreign exchange variance risk on revenues from sugar exports. In fiscal year 2011, there was a deferral (reclassification between results and the “reserve” account in  equity) of R$143.3 composed of R$ 217.1 regarding derivative fair value and R$ 73.8 related to deferred income tax. The derivatives will impact the net operating revenue in the next periods, in accordance with the period of coverage of each one of the designated instruments.

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

Net income attributable to owners of the Company

Net income attributable to owners of the Company decreased from R$706.1 million in fiscal year 2010 to R$470.9 million in fiscal year 2011.

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

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions through seller financing, third party-financing or capital contributions by our shareholders.

In fiscal year 2012, the cash flow used in investing activities was funded principally by increased borrowing, while in fiscal year 2011, the cash flow used in investing activities was funded principally by increased borrowing. As of March 31, 2012, our consolidated cash and cash equivalents amounted to R$1,654.1 million compared to R$1,271.8 million as of March 31, 2011.

Cash Flow from Operating Activities

We had net cash flows from operating activities of R$1,951.6 million in fiscal year 2012, compared to R$2,327.2 million in fiscal year 2011. This decrease was primarily attributable to an increase of net income deductible from gain on the de-recognition of subsidiaries operations to form the Joint Venture and net changes in assets/liabilities.

Cash Flow Used in Investing Activities

We had net cash flows used in investing activities of R$2,221.1 million in fiscal year 2012, compared to R$3,145.7 million in fiscal year 2011. This variation was mainly attributable to:

•	a decrease in acquisitions of property, plant and equipment of R$1,584.5 million in fiscal year 2012 from R$2,291.6 million in fiscal year 2011;

•
a 25.9% decrease as compared to fiscal year 2011, in sugarcane, planting and growing costs to R$552.0 million in fiscal year 2012, This was mainly due to significantly lower capital expenditures for Raízen Energia decreasing from R$214.7 million in fiscal year 2011 to R$138.3 million in fiscal year 2012, resulting from the completion of greenfield and cogeneration projects which was partially offset by increased investments in the mechanization of sugar plantations, biological assets, interharvest maintenance mechanization and health, safety and environmental costs; and

•
dividends received from subsidiaries of R$121.4 million and increased sales of property plant and equipment, increasing R$48.8 million to R$182.1 million in fiscal year 2012 as compared to fiscal year 2011.

Cash Flow from Financing Activities

We had R$636.1 million of net cash inflows from financing activities in fiscal year 2012, compared to R$980.7 million of net cash inflows used in financing activities in fiscal year 2011. The addition of long-term debt, net of repayments cash inflow decreased from R$747.9 million in fiscal year 2011 to R$457.0 million in fiscal year 2012, and cash inflow from non-controlling interests increased 40.0% to R$561.0 million in fiscal year 2012 from R$400.0 million in fiscal year 2011. Our cash inflow from financing activities in fiscal year 2012 was partially offset by cash outflow comprised principally of treasury shares, and dividends paid which increased 72.8.% from R$193.1 million in fiscal year 2011 to R$333.7 million in fiscal year 2012.

Indebtedness

As of March 31, 2012, our outstanding debt totaled R$5,199.4 million of which R$540 million was short-term debt, including our current-portion of long-term debt. Our debt consisted of R$2,469 million of local currency-denominated debt and R$2,730 million of foreign currency-denominated debt.

Our total debt of R$5,199.4 million at March 31, 2012 decreased 28.10% as compared to our total debt of R$7,232 million at March 31, 2011. Our short-term debt, comprised of our current portion of long-term debt and interest accrued, represented 10.39% of our total indebtedness at March 31, 2012. Our U.S. dollar-denominated debt at March 31, 2012 represented 52.51% of our total indebtedness.

As of March 31, 2012, we had total assets of R$22,168.1 million compared to R$18,614.0 million at March 31, 2011. Our total assets increased 19.1%, mainly due to R$3,037.2 billion level capital expenditure additions (as described above) and biological assets investments of R$968 million and a fair value variation amounting to R$60 million.

Certain of our long-term debt agreements, require us or certain of our subsidiaries and Joint Venture entities, as applicable, to comply with certain financial and negative covenants, including our US$200 million and US$300 million 8.25% perpetual notes, and debt of the Joint Venture, including the US$400 million 7.0% senior notes due in 2017 and US$350 million 9.50% Senior Notes due in 2014 which limits the Joint Venture’s ability and the ability of their subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, engage in a merger, sale or consolidation transactions and create liens.

The Company, its subsidiaries and jointly-controlled entities are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the year ended as at March 31, 2012, the Company, its subsidiaries and jointly-controlled entities were in compliance with their debt covenants.

The table below shows the profile of our debt instruments:

Description	Index	Average annual interest rate	As of March 31,
			2012	2011	2010	Maturity Date
			(in thousands of Reais)
Senior Notes Due 2014	Dollar (USD)	9.5%	645,308	576,814	631,246	July 2014
Senior Notes Due 2017	Dollar (USD)	7.0%	737,202	658,954	720,573	February 2017
BNDES	URTJLP	2.54%	1,367,172	1,308,034	1,053,337	October 2025
	Upon fixed	4.5%	371,136	242,508	—	July 2020
	UMBND	6.59%	36,730	38,947	—	July 2019
	Dollar (USD)	6.94%	22	—	—	November 2012
Bank Credit Notes	CDCA	0.6%+CDI	—	31,378	62,497	December 2011
ACC	Dollar (USD)	1.73%	276,738	228,229	296,375	August 2012
Resolution 2471 (PESA)	IGP-M	3.95%	632,216	674,392	603,504	April 2023
	Pre fixed	3.0%	106	114	121	October 2025
Rural Credits	Pre fixed	6.7%	40,920	92,352	—	October 2012
Working capital	Dollar (USD) + Libor	2.42%	820,004	—	—	September 2016
	IGP-M	11%	176	—	—	December 2012
	Pre fixed	13.78%	10,664	—	—	March 2015
Pre-Payments	Dollar (USD) + Libor	6.01%	1,014,908	736,472	976,277	February 2016
Total Raízen			5,953,302	4,588,194	4,343,930
Raízen consolidated (50%)			2,976,651	—	—

Perpetual Notes	Dollar (USD)	8.25%	930,094	1,236,209	810,896	November 2015
Credit Notes	110% CDI	—	341,226	303,719	380,140	February 2014
	Dollar (USD)	2.35%	52,891	314,105	182,831	February 2013
	Pre fixed	6.25%	—	10,142	—	October 2012
Finame	Pre fixed	4.83%	397,515	517,842	104,214	July 2020
	URTJLP	2.21%	337,091	187,336	94,775	March 2021
Others	Diverse	Diverse	163,921	74,482	59,272	Diverse
Total Cosan (excluding Raízen)			2,222,738	2,643,835	1,632,128

Total Consolidated Debt			5,199,389	7,232,029	5,976,058
Current			(540,237)	(957,134)	(839,529)
Non-Current			4,659,152	6,274,895	5,136,529

The principal financing activities for fiscal year 2012 are described below:

On April 1, 2011, one of our subsidiaries entered into a bank loan for US$450 million in order to replace (and repay) the perpetual notes issued in 2006. The borrower is controlled by our jointly-controlled subsidiary Raízen Energia. Interest on the loan is payable quarterly at a rate of Libor + interest of 2.15% per annum.

On July 13, 2011, Cosan Overseas Limited, a wholly owned subsidiary of Cosan S.A., issued US$200 million aggregate principal amount of perpetual notes guaranteed by Cosan S.A. in accordance with Regulation S of the Securities Act. These notes bear interest at a rate of 8.25% per year payable quarterly.

In addition, there are certain restrictions on the ability of the Joint Venture to declared dividends, see “Financial Information—A. Consolidated Statements and Other Financial Information—Dividend and Dividend Policy—Joint Venture’s Dividend Policy.”

Working Capital

As of March 31, 2012, we had working capital of R$2,679.1 million, compared to R$1,099.9 million in fiscal year 2011, primarily attributable to:

•	a decrease in the current portion of long-term debt, from R$957.1 million at March 31, 2011 to R$540.2 million at March 31, 2012 related to refinancing of our indebtedness;

•	an increase in the cash and cash equivalents, from R$1,271.8 million to R$1,654.1 million;

•	an increase in inventories, from R$ 670.3 million at March 31, 2011 to R$748.1 million at March 31, 2012; and

•	an increase in related parties, from R$ 14.6 million at March 31, 2011 to R$678.3 million at March 31, 2012.

We believe our current liquidity and our cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$2,136.6 million during fiscal year 2012, compared to R$3,037.2 million during fiscal year 2011.

The following table sets forth our capital expenditures for the fiscal years 2012, 2011 and 2010:

	For Fiscal Year Ended March 31,
	2012	2011	2010
	(in millions of reais)
Raízen Energia – Operational
Biological assets	942.7	745.0	647.5
Inter-harvest maintenance costs	605.5	514.2	332.4
Health, safety and environmental (SSMA) & Sustaining	149.2	237.5	45.0
Mechanization	138.3	214.7	30.5
Projects	—	—	174.2
Total – Operational	1,835.7	1,711.4	1,229.6
Raízen Energia – Expansion
Co-generation projects	462.5	287.6	376.4
Greenfield projects	0.4	66.9	462.2
Other expansion projects	279.2	348.4	203.00
Total – Expansion	742.2	702.9	1,041.6
Raízen Energia – Total	2,577.9	2,414.3	2,271.2
Raízen Combustíveis	491.7	191.6	130.5
Total Raízen	3,069.6	2,605.9	2,401.7
Raízen consolidated (50%)	1,765.2	—	—

Rumo	269.0	427.9	143.8
Other business	102.3	3.3	—
Cosan Alimentos	—	—	—
Total Cosan (excluding Raízen)	371.3	431.2	143.8
Total consolidated capital expenditures	2,136.6	3,037.1	2,545.5

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.”

As of March 31, 2012 we have future commitments related to these projects in the amount of R$615.8 million fully directed at the completion of the corresponding assets. Financing for such commitments will be primarily based on third party financing with financial institutions up to 2020.

C. Research and Development, Patents, Licenses, etc.

See “Item 5. Operating and Financial Review and Prospects—Research and Development.”

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

E. Off-Balance Sheet Arrangements

Sales

The jointly-controlled entity “Raízen Energia” is mainly engaged in the commodities market and sales are substantially performed at the price on the date of sale. However, Raizen Energia has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, as March 31, 2012 are as follows:

Fiscal Year	As of March 31, 2012 (*)
2012-2013 harvest	2,518,640
2013-2014 harvest	1,714,101
Total	4,232,741
___________
(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Purchases

Raízen Energia has several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by the jointly-controlled is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest, in thousands of tons on March 31, 2012 are as follows:

Fiscal Year	As of March 31, 2012 (*)
2012-2013 harvest	25,130
2013-2014 harvest	24,747
2014-2015 harvest	22,096
2015-2016 harvest	19,624
After 2016	129,601
Total	221,198
___________
(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Purchases

The jointly-controlled entity Raízen Energia has contracts to purchase industrial equipment intended for maintenance and expansion of the mills, as well as to meet the demand of the electric energy co-generation project, in the total amount of R$ 80,076 on March 31, 2012.

The Company, through its subsidiary, Rumo entered into a commitment to invest in rail track improvements aimed at the expansion of the logistics business, as follows:

Fiscal Year	2012
2012	489,794
2013	44,000
2014	2,000
Total	535,794

Lease Agreements

Operating Leases

Raizen Energia has operating lease contracts on land used for planting sugarcane, which will end within 20 years. The minimum payments related to these obligations are calculated on a straight-line basis over the term of the lease. The costs for these contracts during the year ended March 31, 2012, 2011 and 2010 consisted of the following:

	2012(*)	2011	2010
Minimum installment	214,949	155,800	113,953
Variable installment	280,930	186,484	112,990
Total	495,879	342,284	226,943
___________
(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2012 are:

	Raízen Energia (*)	Rumo
Within 1 year	553,815	37,303
Over 1 year, less than 5 years	1,673,249	241,741
More than 5 years	1,676,005	-
Total	3,903,069	279,044
___________
(*)Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

Guarantees

As of March 31, 2012, we have entered into guarantees contracts with financial institutions relating to legal proceedings, debt, energy auctions and concession agreements, as follows:

	As of March 31, 2012	As of March 31, 2011
	(In thousands of reais)	(In thousands of reais)
Cosan	411,299	—
Raízen Energia	535,391	814,145
Raízen Combustíveis	2,075,975	191,970
Rumo	5,653	5,443
Total	3,028,318	1,011,558

F. Tabular Disclosure of Contractual Obligations

Contractual financial obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at March 31, 2012:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions of reais)
Long-term debt obligations(1)	5,199	540	1,833	1,887	939
Operating lease obligations(2)	14,821	―	3,343	2,795	8,683
Purchase obligations	615.8	569.8	46	―	―
Total	20,635.8	1,109.8	5,222	4,682	9,622

(1)	Less than one year amounts include accrued interest over existing long-term debt installments.
(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 137.3 kg per ton, at a price of R$0.4881, per kg as defined by CONSECANA for March 2012.

Sales commitments

Raízen Energía is highly affected by the commodities market, where sales are substantially performed at the price on the date of sale. However, Raízen Energia has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for future sales of sugar, in tonnes, as of March 31, 2012 are as follows:

	As of March 31,
Year	2013	2014
March 31, 2012	2,518,640	1,714,101

Sales commitments have their price established contractually based on CONSECANA.

Since March 31, 2012, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$414.4 million of export pre-payment notes due from 2012 through 2016;

•	R$ 364.4 million senior notes due February 2017;

•	R$ 318.9 million senior notes due February 2014;

•	R$ 315.9 million PESA debt due between 2018 and 2020, payable against CTN credits;

•	R$ 1,396.7 million BNDES and Finame due between 2019 and 2020;

•	R$ 341.2 million export credit notes due between 2012 and 2020;

•	R$ 916.6 million perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$ 413.3 million working capital due between 2012 and 2016; and

•	R$ 177.7 million other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Recently Issued Accounting Standards

New IASB accounting standards have been published and/or reviewed and may be adopted for the current fiscal year, as described below:

IFRS 9 Financial Instruments: Classification and Measurement

Classification and measurement reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after January 1, 2013. Management is still evaluating the impact on its financial position or performance in relation to IFRS 9.

IFRS 10 Consolidated Financial Statements

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

IFRS 11 Joint Arrangements

IFRS 11 will significantly change the accounting for the Company’s joint arrangements. The new standard eliminates inconsistencies in the reporting of joint arrangements in current practice, by requiring a single method (the equity method of accounting) to account for interests in jointly controlled entities. It eliminates the option to proportionate consolidate these jointly controlled entities. It is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted.

With the adoption of IFRS 11, currently expected for the year ended March 31, 2014, the Company's joint ventures (Raízen Energia and Raízen Combustíveis) currently presented via proportionate consolidation, will be presented using the equity method of accounting in accordance with IAS 28R – Investment in Associates and Joint Ventures. These two joint ventures currently comprise a substantial component of the Company's assets and operations. Thus, while the Company is currently estimating the impacts of the adoption of IFRS 11, it is anticipated that it will be significant.

The total assets of these Joint Ventures represented approximately 71% of consolidated totals at March 31, 2012. The revenues, operating income and cash flow from operating activities of these Joint Ventures accounted for approximately 80%, 67% and 93% of consolidated totals for the year ended March 31, 2012, respectively. A change from proportionate consolidation to equity method accounting would have no impact on the total equity or net income derived from these Joint Ventures, except that when using a proportional consolidation model net income would be lower in the year of Joint Venture formation as the transaction costs would be expensed as incurred. When applying the equity method of accounting those expenses would be considered a component of the equity method investment.

IFRS 12 Disclosure of Involvement with Other Entities

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

IFRS 13 Fair Value Measurement

IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

IAS 28 Investments in Associates and Joint Ventures (revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

There are no other standards and interpretations issued but not yet adopted that may, in management´s opinion, have a significant impact on the results or equity disclosed by the Company.

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

The following table lists the members of our board of directors:

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

Marcelo Eduardo Martins. Mr. Martins has been a member of our board of directors and of Cosan S.A.’s board of directors since March 23, 2009. Mr. Martins currently holds the position of chief financial officer and investor relations officer. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation, majoring in finance.

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

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007 and is our chief operating officer. He has been a member of Cosan S.A.’s board of directors since 2000. He has served as Cosan S.A.’s managing director since 2001, and served as Cosan’s chief operating officer until June 2011. Currently Mr. Mizutani holds a position as Raízen’s chief operating officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 20 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as managing administrative and financial director of the group.

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

Serge Varsano. Mr. Varsano has been a member of Cosan’s board of directors since 2007 and holds a degree from the Marshall School of Business of the University of Southern California (1975). Mr. Varsano began his career as a trader in the Sucres et Denrées group, one of the world’s leading sugar traders, subsequently becoming its chief executive officer. He has been chief executive officer of the Sucres et Denrées group since 1988.

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

Collin Butterfield. Mr. Butterfield is an executive officer of Cosan S.A. and chief executive officer of Docelar. He holds a bachelor’s degree in engineering from Boston University and a master’s degree in economics and finance from Dartmouth College. He created the website Viajo.com (currently named Decolar.com.br) and before joining Cosan S.A. he acted as Bracor’s Investments Officer.

Key managers

Name	Initial Year of Appointment to Cosan	Position Held – Cosan
Nelson Roseira Gomes Neto	2008	Chief Executive Officer – CLE
Julio Fontana Neto	2009	Chief Executive Officer – Rumo
Collin Butterfield	2010	Chief Executive Officer – Docelar

The following is a summary of the business experience of the key manager who is not an executive officer.

Julio Fontana Neto is the chief executive officer of Rumo Logística Operadora Multimodal S.A. (former Cosan Operadora Portuária S.A.). He was formerly chief executive officer of MRS Logística S.A. with experience in logistics, railroad operations and infrastructure. He holds a bachelor’s degree in mechanical engineering (1978) and in business administration from Mackenzie University (1981) and a master’s degree in administration from EISE Business school – University of Navarra, Spain (2002).

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels. The executive team is comprised of:

•
Vasco Dias is the CEO of the Joint Venture. Vasco joined Shell in 1979 and was formerly the President of Shell Brasil. He occupied positions of increasing responsibility in Brazil and abroad throughout his career and participated, in the Hague, in the team that led the global restructuring of the Shell Group. He returned to Brazil in 1997 to hold the position of CEO of Shell Gas and, as of 2005, Retail Vice President for Latin America and Country Chair of Shell in Brazil;

•
Luis Rapparini is the CFO of the Joint Venture. He joined Raízen from BAT, having worked in Brazil, Africa, UK and the US. He previously was Finance and Investor Relations Director for Souza Cruz in Brazil;

•
Pedro Mizutani is the Sugar, Ethanol and Energy Operational Officer and was previously CEO of Cosan S.A. Açúcar e Álcool. He maintains his responsibilities on sugar and ethanol production and cogeneration in the Joint Venture, with ultimate responsibility for the Sugar and Ethanol division. Mr. Mizutani has 27 years of experience in the sugar and energy sector and started his professional career at Cosan in the 1980’s, having taken positions of increasing responsibility up to his current one. He is a member of the Board of Directors of UNICA and a professor at Fundação Getúlio Vargas’s post-graduation course;

•
Luis Henrique Guimarães is the Fuels Operational Officer and responsible for the Joint Venture’s Downstream division, which covers the retail, commercial and aviation businesses. Luis Henrique joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). In 2007, he took the position of Shell’s Chief Marketing Officer for Lubricants in North America, based in Houston; and

•
Leonardo Gadotti Filho is the Logistics, Distribution and Trading Operational Officer and manages logistics, supply and distribution for the Joint Venture. Mr. Leonardo Gadotti joined Esso Brasileira in 1980 as an intern and took positions of increasing responsibility in Brazil and abroad. He is currently the President of Sindicom, a board member of the Brazilian Institute for Ethics in Competition (Instituto Brasileiro de Etica Concorrencial) and a board member of the Brazilian Institute for Petrol, Gas and Biofuels (Instituto Brasileiro de Petroleo, Gás e Biocombustíveis).

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

Committees of the Board of Directors

Audit Committee

The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega and Hélio França Filho. Our board of directors has determined that Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega and Hélio França Filho meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “—C. Summary of Significant Differences of Corporate Governance Practices—Audit Committee.”

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers in fiscal year 2012 was R$ 68.8 million. In fiscal year 2011, it was R$ 34.7 million. The compensation to be paid to directors and executive officers of Cosan S.A., its subsidiaries and jointly controlled entities who also act as directors or executive officers of our company will be in addition to compensation paid to them by our company.

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

While we are not required under Bermuda law to have an audit committee, we have formed a committee that has the following responsibilities:

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

D. Employees

As of March 31, 2012, we had 34,781 employees. The following table sets forth the number of our total employees by segment for the periods indicated:

	At March 31,
	2012	2011	2010
Agricultural	19,156	21,860	25,816
Industrial	9,576	7,971	8,019
Commercial(1)	―	―	876
Administrative(1)	5,160	3,799	3,128
Financial and investor relations(1)	―	―	60
Port	889	651	1,165
Total	34,781	34,281	31,648

(1)	The number of Commercial, Financial and Investor Relations employees has been consolidated to the Administrative category in the fiscal year 2011 and 2012.

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

Our total annual payroll was R$568.0 million as of March 31, 2012, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans developed with the labor unions of which our employees are members, which provide performance-based compensation. In fiscal year 2012, we paid R$44.85 million as profit sharing distributions.

E. Share Ownership

As of March 31, 2012, the following members of the board of directors own Cosan Limited shares:
Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello	Chairman and CEO	10,007,361	96,332,044
Pedro Mizutani	Board Member	10,000	—
Burkhard Otto Cordes	Board Member	5,000	—

Other than as disclosed in the table above, none of our executive officers currently owns or holds class A common shares or class B common shares of our company.

Equity-Based Compensation Plans

Cosan Limited

We have adopted a Cosan Limited equity incentive plan. We have reserved up to 5% of our issued and outstanding class A common shares as of the granting date for issuance under our equity incentive plan. The plan is intended to attract, retain and motivate our directors, officers and employees, to link compensation to the overall performance of the company in order to promote cooperation among our diverse areas of business and to create an ownership interest in the company with respect to these directors, officers and employees in order align their interests with the interests of our shareholders. No shares or options have been issued or granted in connection with this incentive plan.

Cosan

On August 30, 2005, Cosan’s shareholders approved a stock option plan that authorized the issuance of a maximum of 5% of Cosan’s total share capital. On September 22, 2005, Cosan’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares, or 3.25% of Cosan’s total share capital. A remaining 1.75% of Cosan’s share capital may subsequently be issued pursuant to the terms of Cosan’s stock option plan. The stock options that were issued have an option price of US$2.93 per common share, and may be partially exercised (up to a maximum of 25% annually) after November 18, 2006. On November 20, 2006, Cosan’s board of directors approved the issuance of 1,132,707 new common shares to certain of Cosan’s executive officers under Cosan’s stock option plan, which resulted in an increase in the number of Cosan’s issued and outstanding common shares on that date. On September 11, 2007, Cosan’s board of directors granted 450,000 options to one of Cosan’s executive officers. On November 19, 2007 and December 11, 2007, 922,947 and 38,725 options, respectively, were exercised. On March 30, 2010 and September 14, 2010, 17,000 and 48,829 options were exercised. On January 29, 2010, 15,000 options were exercised. On July 20, 2010, 225,000 options were exercised. On November 11, 2010, 224,819 options were exercised. On March 4, 2011, 112,500 options were exercised. All options in connection with this plan have been exercised.

A new stock option plan was approved by Cosan’s General meeting, held on July 29, 2011. On August 18, 2011, the Board of Directors deliberated that 12,000,000 common shares were inserted in the first program of Stock Option Plan in which was established that the exercise right would be effected as from August 18, 2012. See note 28 to our audited consolidated financial statements for more information.

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

Cosan stock options held by Cosan’s executive officers may, at their option, be canceled and converted into awards of Cosan Limited, and as a result, we will comply with the limit of shares we have reserved for our equity incentive plan. Cosan´s stock options will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of Cosan’s common stock for a specified period immediately preceding the date of the completion of our initial public offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report our authorized share capital is US$ 11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 174,355,341 class A common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 39.3% of our issued and outstanding share capital, and 85.6% of our voting power by virtue of his control of 100% of our class B common shares and 5.7% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Queluz Holdings Limited	7,941,111	4.55	66,321,766	68.85	74,262,877	27.43
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15	30,010,278	11.09
Gávea Funds (2)	39,445,393	22.62	—	—	39,445,393	14.57
Others	126,968,837	72.83	—	—	126,968,837	46.91
Total	174,355,341	100.0	96,332,044	100.0	270,687,385	100.0

(1)	Based on information filed on July 14, 2011 by Gávea Investimentos Ltda, GIF Venus, Ltd. and Armino Frago Neto.

No class B series 2 common shares are currently issued and outstanding.

Queluz Holdings Limited, Costa Pinto, CFV19 Participações S.A., MSAL Participações S.A., Certo Participações S.A., MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool

On November 24, 2009, a corporate reorganization was approved within companies from its controlling group (Aguassanta Participações S.A., Queluz Holdings Limited, or “Queluz,” and Usina Bom Jesus S.A. Açúcar e Álcool), aiming at consolidating their control with Mr. Rubens Ometto Silveira Mello.

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

Cosan S.A.

As of March 31, 2012, we owned 62.30% of Cosan’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

Rezende Barbosa

On June 18, 2009, Cosan entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay.” The acquisition was carried out through the merger of Curupay into Cosan resulting in the issuance by Cosan of 44,300,389 new common shares, fully subscribed and paid-in by Rezende Barbosa.

Pursuant to an agreement dated June 9, 2009, the Rezende Barbosa Family has the right to have one member on both the supervisory board and the board of directors. Cosan Limited has, subject to limited exceptions, a right of first refusal on shares of Cosan (CSAN3) owned by the Rezende Barbosa family.

Cosan Portuária

On February 8, 1999, São Francisco and Tate & Lyle do Brasil Serviços e Participações S.A., or “Tate & Lyle,” entered into a shareholders’ agreement that governs the rights of the shareholders of Cosan Portuária (formerly São Francisco Operadora Portuária de Granéis Ltda.). In April 2004, Cosan acquired 90.0% of the outstanding capital stock of Cosan Portúaria through a Cosan capital increase in the amount of US$1.5 million, which was fully subscribed by Cosan’s shareholder, São Francisco, using shares that it held at Cosan Portuária.

Cosan has signed a memorandum of understanding dated April 9, 2008 with Rezende Barbosa with the intention of merging into a new entity the port terminal facilities of Cosan Portuária with those at the neighboring site of Teaçu Armazéns Gerais S/A, owned by Rezende, or the “merged entity.” Cosan asked Tate & Lyle to provide its approval as the minority shareholder in Cosan Portuária to the arrangements. Tate & Lyle’s and Cosan’s equity interests in the merged entity would be held by a holding company owned by Cosan and Tate & Lyle. Because of the creation of the holding company, Cosan and Tate & Lyle entered into a shareholders’ agreement with respect to the holding company named COPSAPAR Participações S/A in order to govern: (1) the election of the board of directors; (2) the exercise of voting rights in general shareholder meetings and meetings of the board of directors; and (3) the preemptive rights of shareholders.

On April 13, 2010, Tate & Lyle, through a Share Purchase Agreement, sold its entire stake on Copsapar Participações S/A to Bunge Açúcar e Bioenergia Ltda, that had, on the same date, agreed to replace Tate & Lyle on the shareholder agreement with respect to Copsapar Participações S/A.

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

TEAS

Cosan and Cargill Agricola S/A entered into a shareholders’ agreement with respect to TEAS Terminal Exportador de Alcool de Santos S/A, or “TEAS,” dated as of February 15, 2005 and amended on November, 26, 2009, that provides for, among other things, the right of first refusal of the shareholder to acquire the shares of TEAS owned by the other shareholder, in the event such party decides to sell its shares to a third party.

Cosan’s stake on TEAS, on April 2011, was contributed to Raízen, the Joint Venture established between Cosan and Shell.

RADAR

In August 2008, Cosan entered into a shareholders’ agreement with TIAA regarding its subsidiary Radar Propriedades Agrícolas S.A., whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently retain approximately 18.9% of RADAR’s capital, with the remaining 81.1% being divided among other investors part of TIAA group. According to the shareholders’ agreement, COSAN retains the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

CTC

Cosan has entered, among other parties, including Raízen, into a shareholder agreement regarding CTC . Cosan and Raízen, in accordance to the terms of such agreement, shall jointly appoint their representative on the board of directors of CTC for the first two initial successive two year terms and any subsequent term. In the event that there is a disagreement between Cosan and Raízen with respect to the appointment of the representative for any subsequent term, then the right to appoint the representative on the board of directors of CTC shall alternate between Cosan and Raízen for a two-year period, with Cosan having the first right of appointment.

Tellus

On July 1, 2011 Cosan has entered into a shareholders’ agreement with TIAA - CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A..

Shareholders’ Agreements and Other Arrangements

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

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in Note 9 (related parties) in the financial statement of March 31, 2012.

Recurring Transactions with Shareholders

Cosan leases agricultural land for planting sugarcane from certain of our and its shareholders and other related parties on market terms. As of March 31, 2012 we leased 68,291 hectares, through 10 land lease contracts with an average term of fourteen years. These land lease agreements are on market terms equivalent to those we enter into with third parties. Lease payments under these agreements are based on the price of 16.9 tonnes of sugarcane per hectare, calculated in accordance with certain regulations of CONSECANA.

Through our indirect subsidiary Agrícola Ponte Alta S.A., we also acquired 28 barges for R$12,115,000 pursuant to a Purchase Agreement, entered into on October 1, 2009. We had previously leased and used the ships to transport sugarcane to our plant in Jaú, in the district of Potunduva.

Guarantees with Related Parties

As a result of Cosan’s participation in the PESA federal government financing program between 1998 and 2000, Amaralina mortgaged land to secure the restructuring of Cosan’s debt, and Agrícola Ponte Alta and Pedro Ometto S.A. mortgaged land to secure the restructuring of the debt of Da Barra.

For approximately seven months, Cosan and Palermo had the planned the stages of a project involving a build-to-suit and lease arrangement whereby Palermo would construct, pursuant to Cosan specifications, the building that will house Cosan’s shared services center in Piracicaba, São Paulo State, or the “Shared Services Center,” which would thereafter be leased by Palermo to Cosan. On July 1, 2010, Cosan entered into the build-to-suit and lease agreement with Palermo based on previously agreed business terms that formalized this arrangement. Following the completion of construction of the Shared Services Center, Cosan leased this building from Palermo and Cosan has licensed this building to Raízen for a period of ten years, with monthly rental payments of R$350,000 (US$196,500).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See note 18 to our audited consolidated financial statements.

Legal Proceedings

We are party to numerous legal proceedings as further described below and in note 18 of our audited consolidated financial statements for further information.

Probable losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$1,051.7 million as of March 31, 2012. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax We recorded provisions of R$620.8 million for tax proceedings as of March 31, 2012. The principal tax legal are describe below. For more information on other tax proceedings where provisions relating to probable losses are recorded, see note 18 of our audited consolidated financial statements for further information.

CLE filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, on the basis that such index did not reflect actual inflation at such time. The use of this index led CLE to overstate and overpay its income and social contribution taxes. CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so CLE adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement, challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997, which led the company to record a provision in relation to those court rulings. The provision for this proceeding increased from R$80.3 million in fiscal year 2011 to R$82.2 million in fiscal year 2012.

During the period from October 2003 to November 2006 CLE offset the FINSOCIAL tax with several other federal taxes, based on a final court decision in 2003 in the context of a proceeding which discussed the constitutionality of the FINSOCIAL tax. The provision for this proceeding increased from R$183.7 million in fiscal year 2011 to R$195.4 million in fiscal year 2012.

Prior the formation of the JV, Raízen Combustíveis (formerly Shell Brasil Ltda), recorded CIDE tax on services provided by operations. This contingency will be reimbursed by Shell if any payment is required, an equivalent amount is recorded as a receivable. A provision of R$93.8 million was recorded in fiscal year 2012. Judicial deposits in connection with this provision amount to R$170.8 million.

The provision for ICMS credits is comprised of: (i) a tax assessment received where legal counsel considers it is more likely than not that a loss will occur, and (ii) recovery of credits and financial charges on matters in which Company´s management has a differing view from the tax authorities. The provision for ICMS credits increased to R$97.5 million in fiscal year 2012 as compared to R$56. 9 million in the prior year. There are judicial deposits related to these processes, amounting R$8.4 million.

Civil and Labor claims: Cosan, its subsidiaries and jointly-controlled entities are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters. Provisions for civil claims in fiscal year 2012 amounted to R$169.0 million

Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others. Provisions for labor claims in fiscal year 2012 amounted to R$261.9 million.

Possible losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected. The aggregate of provisions relating to possible losses in fiscal year 2012 amounted to R$6,865.8 million of which R$4,115.4 million, R$869.9 million and R$1,200.6 million were recorded for tax, civil and labor claims respectively. For more information see note 18 of our audited consolidated financial statements for further information.

Other Proceedings

We are party to numerous civil lawsuits involving claims that amounted to R$1,038,906 million in the aggregate as of March 31, 2012. Based on the opinions of our Brazilian legal advisors handling these lawsuits, we have recorded a provision for civil contingencies in our consolidated financial statements of R$ 168.9 million as of March 31, 2012.

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank accounts frozen or judicial deposit in an aggregate amount of R$ 509;2 million as of March 31, 2012.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of R$ 318.3 million. The company had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year 2007, Brazilian courts reached a final and unappealable decision favorable to us. As of March 31, 2012, this account receivable from the government amounted to R$357.9 million.

Dividends and Dividend Policy

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy is similar to the current dividend policy of our main subsidiary, Cosan S.A. Brazilian corporate law requires that the bylaws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders as either dividends or interest attributable to shareholders’ equity. We intend to pay cash dividends representing on an annual basis 25% of our annual consolidated net income, to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law.

Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all due to a number of factors, such as:

•	we are a holding company, and therefore, our ability to pay dividends will depend on our ability to receive distributions from our subsidiaries, particularly our subsidiary Cosan S.A.;

•	our subsidiaries may become subject to covenants restricting their ability to distribute dividends under credit facilities, term loans or other indebtedness;

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

Cosan S.A. Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporate Law. Under our bylaws, a minimum of 25.0% of our adjusted net income should be intended for the distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporate Law and our bylaws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

Calculation of Adjusted Net Income

At each annual shareholders ’ meeting, our board of directors is required to recommend how to allocate our net income for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval.

This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net income” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net income in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profit available for distribution are equal to our net profit in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•
a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	an unrealized income reserve; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

The Brazilian Corporation Law provides that the legal reserve and the tax incentive investment reserve may be credited to shareholders’ equity or used to absorb losses, but these reserves are unavailable for the payment of distributions in subsequent years.

The amounts allocated to the other reserves may be credited to shareholders’ equity and used for the payment of distributions in subsequent years.

Joint Venture’s Dividend Policy

The shareholders’ agreement between us and Shell also establish the dividend policy of the Joint Venture. The dividend policy states that the Joint Venture seeks to maximize the amount of profits to be distributed to its shareholders in a manner consistent with its leverage ratio objectives and capital investment requirements. The supervisory boards must propose, and the shareholders approve, an allocation of the net profit of the Joint Venture in accordance with the shareholders’ agreements. The shareholders’ agreements provide that net profit is subject to the following allocation order:

•
first, up to 5% of net profit to the respective company’s legal reserve, which may not exceed a specified amount, the lower of 20% of the respective company’s capital stock or 30% of the capital plus any capital surplus;

•
second, a variable amount of net profit to each shareholder based on certain tax attributes contributed by it to the Joint Venture; Cosan is entitled to receive preferential dividends equivalent to the amount of any tax savings from the amortization of goodwill it contributes to the Joint Venture. Similarly, Shell is entitled to receive preferential dividends equivalent to the amount of any tax savings from the amortization of accumulated losses that it contributes to the Joint Venture;

•	third, a nominal amount of net profit to the holders of certain preferred shares;

•	fourth, 1% of net profit to the shareholders;

•
fifth, a variable amount, capped at a specified percentage of net profit, to the respective company’s statutory reserve for operations and projects, such amount not to exceed 80% of net profits or 80% of the respective company’s share capital; and

•	sixth, the distribution of the remaining amount of net profit to be determined by the shareholders.

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated as of January 1, 1996. In addition, Brazilian tax laws permit Cosan to make distributions to shareholders of interest on own shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction is limited to (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; or (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on own shareholders’ equity is subject to withholding income tax at the rate of 25%.

B. Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company.”

Please also see our earnings reports furnished to the SEC on Form 6-K on June 4, 2012.

Dividends

On August 12, 2011, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 31, 2011. The dividends were paid to shareholders for the fiscal year 2011 ended March 31, 2011 totaling US$76,097,326.26 corresponding to US$0.281126238 per common share or the equivalent to R$ 0.46104709032 to holders of Brazilian depositary receipts, without withholding income tax.

Item 9. The Offer and Listing

A. Offer and Listing Details

Prior to August 16, 2007, no public market existed for our class A common shares. Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ.” The BDRs representing our class A common shares are listed on the BM&FBOVESPA and trade under the symbol “CZLT11.”

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

	NYSE (US$ per common share)
	High	Low
Fiscal Year Ended March 31, 2012	15.11	9.08
Fiscal Year Ended March 31, 2011	14.57	7.95
Fiscal Year Ended March 31, 2010	9.75	2.40
Eleven Months Ended March 31, 2009	14.02	2.03
Fiscal Year Ended March 31, 2008	15.75	10.00
Fiscal Quarter
First Fiscal Quarter 2011	10.9	7.95
Second Fiscal Quarter 2011	12.01	9.82
Third Fiscal Quarter 2011	14.08	11.57
Fourth Fiscal Quarter 2011	14.57	12.17
First Fiscal Quarter 2012	13.35	10.83
Second Fiscal Quarter 2012	12.82	9.44
Third Fiscal Quarter 2012	12.39	9.08
Fourth Fiscal Quarter 2012	15.11	10.96
Month
February 2012	14.87	13.43
March 2012	15.11	14.05
April 2012	15.23	13.27
May 2012	13.86	11.66
June 2012	12.69	11.29
July 2012 ( through July 26, 2012)	13.13	12.78

 Source: Bloomberg.

	BM&FBOVESPA (reais per BDR)
	High	Low
Fiscal Year Ended March 31, 2012	27.90	15.70
Fiscal Year Ended March 31, 2011	24.15	14.89
Fiscal Year Ended March 31, 2010	17.65	5.78
Eleven Months Ended March 31, 2009	23.20	5.40
Fiscal Year Ended April 30, 2008	26.99	17.80
Fiscal Quarter
First Fiscal Quarter 2011	19.00	14.89
Second Fiscal Quarter 2011	20.38	17.68
Third Fiscal Quarter 2011	23.65	19.68
Fourth Fiscal Quarter 2011	24.15	19.96
First Fiscal Quarter 2012	21.29	17.40
Second Fiscal Quarter 2012	19.80	15.70
Third Fiscal Quarter 2012	22.30	17.00
Fourth Fiscal Quarter 2012	27.90	20.00

Month
February 2012	25.68	23.43
March 2012	27.90	25.00
April 2012	28.00	25.10
May 2012	26.46	23.45
June 2012	25.89	23.62
July 2012 (through July 26, 2012)	26.97	25.30

 Source: Bloomberg

On July 26, 2012, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$12.55 and R$25.46 per class A common share and BDR representing our class A common shares, respectively.

Trading History of Cosan’s Common Shares

Prior to our initial public offering and the formation of our company, Cosan’s common shares have been listed on the Novo Mercado segment of the BM&FBOVESPA under the symbol “CSAN3.” Because the exchange offer has been completed and not all shareholders accepted our exchange offer, we do not expect to seek delisting from trading on the Novo Mercado. For more information regarding the exchange offer see our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission.

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

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.

	BM&FBOVESPA
	(reais per common share)
	High	Low
Fiscal Year Ended March 31, 2012	34.70	19.52
Fiscal Year Ended March 31, 2011	28.85	18.00
Fiscal Year Ended March 31, 2010	25.60	10.08
Eleven Months Ended March 31, 2009	33.15	8.54
Fiscal Year Ended March 31, 2008	43.93	18.87
Fiscal Quarter
First Fiscal Quarter 2011	23.75	18.00
Second Fiscal Quarter 2011	25.30	22.24
Third Fiscal Quarter 2011	28.85	24.88
Fourth Fiscal Quarter 2011	28.59	23.91
First Fiscal Quarter 2012	26.78	21.23
Second Fiscal Quarter 2012	25.50	19.52
Third Fiscal Quarter 2012	28.01	23.00
Fourth Fiscal Quarter 2012	34.70	26.70

Month
February 2012	31.00	28.60
March 2012	34.70	31.17
April 2012	34.47	31.25
May 2012	33.50	29.05
June 2012	31.65	29.15
July 2012 (through July 26, 2012)	31.25	30.05

 Source: Bloomberg.

On July 26, 2012, the last reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$30.90 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our class A common shares are listed on the NYSE and trade under the symbol “CZZ.” The BDRs representing our class A common shares are listed on the BM&FBOVESPA and trade under the symbol “CZLT11.”

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

Dividend Rights

For information concerning dividend rights of our class A common shares, class B series 1 common shares and class B series 2 common shares, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

•	the tag-along rights described under “—Tag-Along Rights.”

C. Material Contracts

On August 25, 2010, we entered into a definitive agreement, or the Framework Agreement, for the creation of the Joint Venture with Shell. The transaction was concluded on June 1, 2011. Pursuant to the Joint Venture, Cosan and its subsidiaries contributed their sugar and ethanol businesses, their energy cogeneration business, their fuel distribution business and their interests in certain ethanol logistics facilities at the Port of Santos and transferred debt minus cash and cash equivalent of approximately R$5,596.2 million to the Joint Venture. Shell and its affiliates contributed their Brazilian fuel distribution business, their Brazilian aviation fuels business, their beneficial interest in two companies (Iogen Corp. and Codexis, Inc.) involved in the research and development of biomass fuel, including ethanol, and a capital contribution resulting in cash proceeds to the Joint Venture of approximately US$1.8 billion over a two-year period of which US$ 718.9 million had been contributed as of March 31, 2012. For more information on the operation of the Joint Venture, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Additionally, an investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian Taxpayers’ Registry, managed by the Brazilian Federal Revenue Office (Receita Federal do Brasil), pursuant to its Instruction No. 568. For information on certain possible Brazilian tax effects on the sale of our BDRs, see “Item 3. Key Information—D. Risk Factors.”

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

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities, foreign currency and securities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended March 31, 2012. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by U.S. financial institutions). You should consult your tax adviser regarding your reporting obligations with respect to the ownership and disposition of our common shares.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The company, its subsidiaries and jointly-controlled entities, including Raízen Energia, are exposed to market risks, chief of which are: (i) credit risk; (ii) liquidity risk; (iii) commodities risk; (iv) interest rate risk rates; and (v) foreign currency exchange rate risk. In order to manage its market risks, the Company has adopted policies and procedures which establish limits and monitor risk exposure, counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

The Company uses derivatives solely to manage market risk, especially commodity price and foreign exchange rate fluctuations. Although the value of these hedge instruments varies, these variations are usually offset by the value of related hedged item. The parties to these agreements are mainly trade boards and trading companies in the case of futures, options and price setting, and major financial institutions in the case of foreign exchange derivatives and interest rate swaps. The company does not use derivatives or other hedge instruments for speculative purposes.

As a result, we do not believe that we are subject to any material credit risk arising from these contracts, and accordingly, we do not anticipate any material credit related losses.

Credit Risk

Credit risk is managed through specific rules concerning client acceptance which require credit rating checks and limits for customer exposure, applicable to all subsidiaries and jointly-controlled entities. In Raízen Energia, it is generally required a letter of credit from a reputable bank, for most of our sugar export sales. We do not believe that we are subject to any material credit risk and we do not anticipate any material credit-related losses. Management believes that any credit risk is covered by the allowance for doubtful accounts recorded in our balance sheet.

Liquidity Risk

Liquidity is the risk that we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled in cash or other financial assets. We manage our liquidity as to ensure, to the extent possible, that we always have sufficient liquidity to meet our obligations at a reasonable cost. We do not believe that we are subject to any material liquidity risk.

Commodities Risk

Mainly applicable to Raízen Energia, agricultural commodity prices and supply levels change according to unpredictable factors such as the weather, investments, government programs and policies and changes in world demand, among others.

Raízen conducts sensitivity tests to estimate its exposure to these risks and uses derivatives to mitigate its exposure to sugar price oscillation on the international market. Derivative operations allow the Company to ensure an average margin for future sales. Raízen actively manages its open positions and monitors the result of these activities on a daily basis through effective mark-to-market controls and price impact simulations so that it may adjust targets and strategies due to changes in market conditions.

Based on the sugar sales volumes in fiscal year 2012, a hypothetical 10% decrease in unhedged prices would reduce our sugar net sales by approximately R$137.7 million in fiscal year 2012 (R$245.9 in fiscal year 2011) as set forth below.

	Fair Value - Net Sales (**)	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of reais)	(thousand tonnes of sugar or thousand liters of ethanol)	(in millions of reais)
Ethanol sales volume (unhedged) in fiscal year 2012	2,871.5	2,215.5	287.2

Sugar sales volumes in the twelve months ended March 31, 2012	3,912.8	3,987.5	275.5
Hedged sugar position at March 31, 2012 (*)	1,208.6	1,231.7	—
VHP sugar (NY no. 11)	1,208.6	1,231.7	—
White sugar (LIFFE no. 5)	—	—	—
Unhedged sugar position at March 31, 2012	2,704.2	2,755.8	275.5

(*) includes derivative futures and firm commitments with customers where there are already fixed prices for the sugar to be sold.

(**) Represents 100% of the financial instruments of Raízen Energia, of which the Cosan S.A. proportionately consolidates only 50%.

For risk management purposes and to evaluate the overall level of commodity price exposure, Raízen further reduces its exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that is purchased from growers and sugarcane harvested from leased land, as both costs are linked to TSR. The price of sugarcane supplied by growers or the lease payments incurred to produce sugarcane harvested by Raízen from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to domestic sugar and ethanol sales price exposure.

Based on the foregoing, we believe that as of March 31, 2012 a hypothetical 10% decrease in prices would increase our net commodities risk by R$ 642.9 million (R$39.3 as of March 31, 2011) as set forth below.

	Fair Value - Net Purchases	Commodities Risk - 10% Price Decrease
	(in millions of reais)	(in millions of reais)
Total unhedged position at March 31, 2012	2,704.2	270.4
Sugarcane supplied by growers in fiscal year 2012	1,740.1	174.0
Sugarcane from leased land in fiscal year 2012	1,983.6	198.3
Net unhedged position at March 31, 2012	6,427.9	642.7

As of March 31, 2012, Raízen had entered into hedging agreements with respect to 1,241.5 thousand tonnes of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$23.63 per tonne.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of March 31, 2012. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total US dollar contract amount by expected maturity dates.

Price Risk : derivatives of commodities open at March 31, 2012
Derivatives	Purchased / Sold	Market	Contract	Maturity	Notional (units)	Notional (R$ thousand)	Fair Value (R$ thousand)
Contracted financial Instruments by Raízen Energia

Composition of balances of derivative financial instruments designated in hedge accounting

Future	Sold	NYBOT	Sugar#11	1-May-12	129,241 T	132,392	4.106
Future	Sold	NYBOT	Sugar#11	1-Jul-12	440,050 T	434,844	13,778
Future	Sold	NYBOT	Sugar#11	1-Oct-12	551,358 T	534,580	5,901
Future	Sold	NYBOT	Sugar#11	1-Mar-13	110,851 T	109,453	223
Future	Sold	NYBOT	Sugar#11	1-Jul-13	204 T	191	(5)
Sub-total of future sugar sold					1,231,704 T	1,211,460	24,003

Composition of balances of derivative financial instruments not- designated in hedge accounting

Future	Purchased	NYBOT	Sugar#11	1-May-12	(25,808 T)	(25,589)	28
Future	Purchased	NYBOT	Sugar#11	1-Jul-12	(10,160 T)	(9,562)	160
Future	Purchased	NYBOT	Sugar#11	1-Oct-12	(2,693 T)	(2,462)	120
Future	Purchased	NYBOT	Sugar#11	1-May-13	(1,422 T)	(1,338)	64
Future	Purchased	NYBOT	Sugar#11	1-May-13	(254 T)	(240)	8
Future	Purchased	NYBOT	Sugar#11	1-Jul-13	(203 T)	(187)	8
Sub-total of future sugar purchased					(40,540 T)	(39,378)	388
Sub-total of future sugar					1,191,164 T	1,172,082	24,391
Call	Purchased	NYBOT	Sugar#11	1-May-12	(5,080 T)	(57)	14
Call	Purchased	NYBOT	Sugar#11	1-Jul-12	(111,766 T)	(2,760)	269
Sub-total of call purchased					(116,846 T)	(2,817)	283
Call	Sold	NYBOT	Sugar#11	1-May-12	27,687 T	2,751	(11)
Call	Sold	NYBOT	Sugar#11	1-Jul-12	76,204 T	4,500	(184)
Call	Sold	NYBOT	Sugar#11	1-Jul-12	35,562 T	1,820	(86)
Sub-total of call sold					139,453 T	9,071	(281)
Put	Purchased	NYBOT	Sugar#11	1-May-12	27,687 T	2,699	779
Sub-total de put purchased					27,687 T	2,699	779
Sub-total of options of sugar						8,953	781
Future	Sold	BMFBovespa	ETH	30-Mar-12	16,560 m³	20,430	8
Future	Sold	BMFBovespa	ETH	30-Apr-12	18,210 m³	22,642	(18)
Sub-total of future ethanol sold					34,770 m³	43,072	(10)
Future	Purchased	BMFBovespa	ETH	30-Mar-12	(5,910 m³)	(7,473)	(3)
Future	Purchased	BMFBovespa	ETH	30-Mar-12	(10,650 m³)	(13,456)	—
Sub-total of future ethanol purchased					(16,560 m³)	(20,929)	(3)
Sub-total of future ethanol					18,210 m³	22,143	(13)

Total of commodities						1,203,178	25,159

Interest Rate Risk

We have fixed and floating rate indebtedness, and, therefore, we are exposed to market risk as a result of changes in interest rates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the LIBOR (London Interbank Offered Rate) indexed interest rate, TJLP (Long-term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index) and CDI (Interbank Deposit Certificate) indexed debt on the Company’s financial results.

As of March 31, 2012, 46%, or R$ 2.3billion (43% or R$3.1 billion as of March 31, 2011) of our consolidated total debt outstanding was fixed rate debt.

The majority of debts of Cosan, except the jointly-controlled subsidiary Raízen, are dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. However, we have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Raízen is also exposed to the risk of interest rate variations on a receivable it has from Shell (R$478.9 million as at March 31, 2012) which is indexed to the LIBOR interest rate for which no hedging instruments have been used.

Based on the foregoing, we believe that as of March 31, 2012 a hypothetical 10% increase in all interest rates would increase our financial expenses by R$27.3 per year based on the net financial expenses we recorded in our consolidated income statement for the year ended March 31, 2012.

Foreign Currency Exchange Rate Risk

The foreign exchange variations to which Cosan, except Raízen, are exposed are principally related to perpetual bond issuances amounting to US$500 million. We use derivatives to hedge the cash flows for payment of interest on this debt against a possible appreciation of U.S. dollar against the real through November of 2015, when this debt can be redeemed. In addition, basic oil imports for the lubricants business are also exposed to foreign exchange variations, hedged by derivatives on a case-by-case basis.

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars, exposing it to the risk of variations in the real to U.S. dollar exchange rate of R$ 2,958,510.

Raízen Energia has foreign exchange derivatives in order to mitigate its exposure to the effect of foreign exchange variations on its sugar and ethanol export revenues, combined with cash outlays to cover its debt commitments in foreign currency, mainly the U.S. dollar. The exchange rate derivatives together with the sugar price derivatives allow Raízen to ensure an average margin from future sales. Raízen actively manages open positions, and the results of these activities are monitored on a daily basis through effective mark-to-market controls and price impact simulations that allow Raízen to adjust targets and strategies as a result of changes in market conditions. Raízen uses financial derivative instruments to hedge foreign exchange risk.

At March 31, 2012, we had outstanding currency derivatives fair valued at R$(8.7) million (R$9.8 million in fiscal year 2011) which were represented by forward, future, swap and put option contracts as disclosed in Note 26 of our consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the US dollar would increase our export sales by approximately R$ 28.3 million per year, based on the level of our total export sales for the year ended March 31, 2012, before considering the effects on US dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

	Notional amount/ Quantity		Estimated Fair value Asset (Liability)		Foreign Exchange Gain/ Loss – 10% FX rate Increase
US dollar financial instruments outstanding as at March 31, 2012:

Raízen
Denominated debt	R$	2,958,510	R$	2,958,510	R$	295.85

Denominated receivables	R$	136,785	R$	136,785	R$	13.7

Denominated derivative financial instruments (net)	R$	1,006,020	R$	6,607	R$	(100,342)
- Future sale commitments	R$	(1,686,422)	R$	(6,882)	R$	(216,615)
- Future purchase commitments	R$	2,177,371	R$	8,313	R$	161,253
- Forward sale commitments	R$	258,690	R$	1,773	R$	(23,909)
- Exchange lock sale commitments	R$	256,381	R$	3,403	R$	(21,071)
Net potential-impact	R$	5,107,335	R$	3,108,509	R$	(200,374)
Eliminate 50%	R$	2,553,667	R$	1,554,254	R$	(100,187)
Net Potential impact-Raízen	R$	2,553,667	R$	1,554,254	R$	(100,187)

Other Cosan
Denominated debt	R$	1,115,406	R$	1,115,406	R$	111,540

Denominated receivables	R$	164,681	R$	164,681	R$	16,468

Denominated derivative financial instruments (net)	R$	325,029	R$	5,282	R$	528.2
- Exchange lock commitments	R$	325,029	R$	5,282	R$	528.2

Net potential impact-Other Cosan	R$	1,605,116	R$	1,285,369	R$	128,536

Consolidated net potential impact	R$	4,158,783	R$	2,839,623	R$	28,349

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls And Procedures

(a) Disclosure Controls and Procedures

As of March 31, 2012, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Cosan S.A. has established a joint venture with Shell, forming Raízen Upstream (Raízen Energia) and Raízen Downstream (Raízen Combustíveis). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Raízen Downstream from this evaluation, which is included in the 2012 consolidated financial statements of Cosan Limited and constituted R$8.346.015 and R$3.834.584 of total and net assets, respectively, as of March 31, 2012 and R$33.016.294 of revenues and R$532.292 of net income for the year then ended.

Based on this evaluation and the previous paragraph, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2012 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established on Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of March 31, 2012.

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

Management’s report on internal control over financial reporting appears on page F-1.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of March 31, 2012, has been audited by Ernst & Young Terco Auditores Independentes S.S., or “Ernst & Young Terco,” an independent registered public accounting firm, which appears on page F-2.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially or significantly affect, our internal control over financial reporting. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Raízen Downstream from this evaluation.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by Ernst & Young Terco for services performed in fiscal years ended March 31, 2012, 2011 and 2010.

	At March 31,
	2012		2011		2010
	(in thousands of reais)
Audit fees	R$	4,837	R$	4,753	R$	4,869
Audit related fees		1,187		1,352		904
All other fees		120		120		100
Total consolidated audit fees	R$	6,084	R$	6,225	R$	5,873

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Audit-Related Fees

Audit-related fees are fees charged by Ernst & Young Terco for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years ended March 31, 2012, 2011 and fiscal year 2010. Additionally, audit related fees include comfort letters, statutory audits, consents and other services related to SEC matters.

All Other Fees

Ernst & Young Terco other fees refer to other assurance services regarding the review of the sustainability report.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Terco. Any services provided by Ernst & Young Terco that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

As previously disclosed in our current report on Form 6-K furnished on July 19, 2012, our board of directors, pursuant to applicable CVM regulation regarding auditor rotation, approved the rotation of Ernst & Young Terco Auditores Independentes S.S., or E&YT, as independent registered public accounting firm and the engagement of PricewaterhouseCoopers Auditores Independentes, or PwC, to serve as our new independent registered public accounting firm as from the first quarter of 2013 for the fiscal year ending March 31, 2013.

E&YT’s audit report dated May 30, 2012 on our consolidated financial statements for the fiscal year ended March 31, 2012 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

E&YT’s audit report dated May 30, 2012 on the effectiveness of our internal control over financial reporting as of March 31, 2012 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or otherwise.

During the two fiscal years preceding the rotation of E&YT, there were no disagreements between us and E&YT on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of E&YT, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided E&Y with a copy of this Item 16F and have requested and received from E&YT a letter addressed to the Securities and Exchange Commission stating whether or not E&YT agrees with the above statements. A copy of the letter from E&YT is attached as Exhibit 15.1 to this annual report.

During the two fiscal years preceding the rotation of E&YT, neither us nor anyone acting on our behalf, consulted PwC regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

Item 16G. Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Summary of Significant Differences of Corporate Governance Practices.”

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

2.1
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., (now CLE) The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F for the year ended March 31, 2009)

2.3
Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009)

4.3
Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement(incorporated by reference to Exhibit 4.3 of our Annual Report on Form 20-F for the year ended March 31, 2010)

4.4	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.5	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.6
Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011(incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.7
Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011(incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F for the year ended March 31, 2011).

4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011.

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1	Letter of Ernst & Young Terco Auditores Independentes S.S.
_________

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

Date:                 July 31, 2012

Consolidated Financial Statements Cosan Limited March 31, 2012 and 2011

Cosan Limited

Consolidated financial statements

March 31, 2012, 2011 and 2010

Management's Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and ( iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

As disclosed in consolidated financial statements, the Company has established a joint venture with Shell, forming Raizen Upstream (EAB) and Raizen Downstream (Combustiveis). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Raizen Downstream from this evaluation, which are included in the 2012 consolidated financial statements of Cosan Limited and constitutes proportionally consolidated amounts of R$7,293,591 of total and net assets, as of March 31, 2012 and R$16,539,597 of revenues for the year then ended.

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

Management assessed the effectiveness of the company's internal control over financial reporting as of March 3 I, 2012, based on the criteria set forth by the COSO - Committee of Sponsoring Organization of the Treadway Commission in Internal Control - Integrated Framework. Based on that assessment management has concluded that as of March 3 1, 2012, the Company's internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of March 3 1, 2012 has been audited by Ernst & Young Terco Auditores Independentes S.S., the company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rubens Ometto Silveira Mello
Rubens Ometto Silveira Mello
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cosan Limited

We have audited Cosan Limited’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cosan Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Raízen Combustíveis S.A., which is included in the 2012 consolidated financial statements of Cosan Limited and constituted R$8.346.015 and R$3.834.584 of total and net assets, respectively, as of March 31, 2012 and R$33.016.294 of revenues and R$532.292 of net income for the year then ended. Our audit of internal control over financial reporting of Cosan Limited also did not include an evaluation of the internal control over financial reporting of Raízen Combustíveis S.A..

In our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Cosan Limited as of March 31, 2012 and 2011, and the related consolidated statements of income, changes in equity equity, and cash flows for each of the three years in the period ended March 31, 2012 and our report dated May 30, 2012 expressed an unqualified opinion thereon.

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Partner

ERNST & YOUNG TERCO
Auditores Independentes S.S.

São Paulo – SP, Brazil
May 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated statements of financial position of Cosan Limited and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at March 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with International Financial Reporting Standards – IFRS, as issued by International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cosan Limited's internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2012, expressed an unqualified opinion thereon.

/s/ Luiz Carlos Nannini
Luiz Carlos Nannini
Partner

ERNST & YOUNG TERCO
Auditores Independentes S.S.

São Paulo – SP, Brazil
May 30, 2012

Cosan Limited

Consolidated statements of financial position
March 31, 2012 and 2011
(In thousands of Reais)

	Note	2012	2011
Asset
Current
Cash and cash equivalents	3	1,654,146	1,271,780
Restricted cash	4	94,268	187,944
Accounts receivable	6	963,587	594,857
Derivatives	26	19,590	55,682
Inventories	7	748,150	670,331
Related parties	9	678,374	14,669
Recoverable taxes	8	325,096	374,991
Other financial assets	5	40,080	-
Other credits		230,289	310,348
		4,753,580	3,480,602

Non-current
Deferred Income tax and social contribution	17	543,024	116,985
Advances to suppliers		21,865	46,037
Related parties	9	753,153	91,954
Recoverable taxes	8	111,856	55,066
Judicial deposits	18	509,235	218,372
Other financial assets	5	790,402	420,417
Other non-current assets		498,734	449,284
Equity method investments	11	419,029	304,142
Biological assets	12	968,023	1,561,132
Property, plant and equipment	13	7,866,963	7,980,524
Intangible assets	14	4,932,255	3,889,575
		17,414,539	15,133,488
Total assets		22,168,119	18,614,090

	Note	2012	2011
Liabilities
Current
Current portion of long-term debt	15	540,237	957,134
Derivatives	26	9,611	132,289
Trade accounts payable		606,029	558,766
Salaries payable		183,660	183,560
Taxes payable	16	241,719	245,284
Dividends payable		9,725	72,229
Related parties	9	175,488	41,163
Other current liabilities		307,994	190,381
		2,074,463	2,380,806
Non-current
Long-term debt	15	4,659,152	6,274,895
Taxes payable	16	1,202,624	639,071
Provision for judicial demands	18	1,051,677	666,282
Related parties	9	389,718	4,444
Pension	27	37,312	24,380
Deferred Income taxes	17	2,443,430	912,617
Other non-current liabilities		828,120	382,898
		10,612,033	8,904,587

Equity	20
Common Stock		5,328	5,328
Capital reserve		3,635,308	3,668,218
Accumulated earnings		1,936,687	887,336
Equity attributable to owners of the Company		5,577,323	4,560,882
Equity attributable to non-controlling interests		3,904,300	2,767,815
Total equity		9,481,623	7,328,697
Total liabilities and equity		22,168,119	18,614,090

See accompanying notes to consolidated financial statements.

Cosan Limited

Consolidated income statements
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

	Note	2012		2011		2010
Net sales	22		24,096,881		18,063,480		15,336,055
Cost of goods sold	23		(21,465,009)		(15,150,079)		(13,271,331)
Gross profit			2,631,872		2,913,401		2,064,724

Operational income /(expenses)
Selling	23		(1,136,285)		(1,026,000)		(862,726)
General and administrative	23		(646,041)		(545,450)		(501,676)
Other, net	25		145,550		(33,828)		37,523
Gain on tax recovery program	16		-		-		270,333
Gain on the de-recognition of subsidiaries to form the JVs	21		2,752,730		-		-
			1,115,954		(1,605,278)		(1,056,546)
Income before financial results, equity income of associates and income taxes			3,747,826		1,308,123		1,008,178

Equity income of associates	11		33,268		25,187		4,178
Financial results, net	24		(478,549)		(151,147)		493,441
			(445,281)		(125,960)		497,619
Income before income tax			3,302,545		1,182,164		1,505,797

Income taxes
Current	17		(147,455)		(85,437)		(78,381)
Deferred	17		(962,758)		(329,071)		(344,923)
Net income for the year			2,192,332		767,656		1,082,493

Net income attributable to non-controlling interests			(1,010,990)		(296,750)		(376,399)
Net income attributable to owners of the Company			1,181,342		470,906		706,094

Earnings per share attributable to owners of the Company – Basic and Diluted (In Reais)	20	$	R 4.40	$	R 1.74	$	R 2.61

See accompanying notes to consolidated financial statements

Cosan Limited

Consolidated statement of changes in equity
Years ended March 31, 2012, 2011 and 2010
(In Thousands of Reais)

		Capital reserve
	Common stock	Additional paid-in capital	Other components of equity	Accumulated earnings (losses)	Total	Non-controlling interests	Total equity
April 1, 2009	5,328	3,723,728	(62,688)	(170,370)	3,495,998	1,171,929	4,667,927
Acquisition of Teaçu	-	100,143	-	-	100,143	207,368	307,511
Issuance of subsidiary shares to non-controlling interest	-	78,407	-	-	78,407	423,859	502,266
Acquisition of non-controlling interest subsidiary	-	(34,957)	-	-	(34,957)	(22,633)	(57,590)
Exercise of stock option	-	(4,450)	(20)	-	(4,470)	10,472	6,002
Exercise of common stock warrants	-	(43,641)	309	-	(43,332)	138,416	95,084
Acquisition of TEAS	-	-	-	-	-	15,873	15,873
Cumulative translation adjustment - CTA	-	-	(133,575)	-	(133,575)	(1,111)	(134,686)
Pension	-	-	25,739	-	25,739	16,317	42,056
Share based compensation	-	5,451	-	-	5,451	3,520	8,971
Net income	-	-	-	706,094	706,094	376,399	1,082,493
Dividends	-	-	-	-	-	(43,981)	(43,981)
March 31, 2010	5,328	3,824,681	(170,235)	535,724	4,195,498	2,296,428	6,491,926

Exercise of stock option	-	(1,018)	(44)	-	(1,062)	6,409	5,347
Treasury shares	-	(9,465)	-	-	(9,465)	(5,754)	(15,219)
Issuance of common stock by Rumo to non-controlling shareholders´	-	128,363	-	-	128,363	271,637	400,000
Acquisition of Logispot	-	-		-	-	64,277	64,277
Hedge accounting	-	-	(89,117)	-	(89,117)	(54,181)	(143,298)
Cumulative translation adjustment - CTA	-	-	(4,180)	-	(4,180)	131	(4,049)
Pension	-	-	(12,087)	-	(12,087)	(7,349)	(19,436)
Adjustment from impact recorded directly in equity of subsidiary	-	(522)	-	-	(522)	(821)	(1,343)
Share based compensation	-	1,842	-	-	1,842	1,119	2,961
Net income	-	-	-	470,906	470,906	296,750	767,656
Dividends	-	-	-	(119,294)	(119,294)	(100,831)	(220,125)
March 31, 2011	5,328	3,943,881	(275,663)	887,336	4,560,882	2,767,815	7,328,697
Hedge accounting	-	-	33,126		33,126	20,014	53,140
Hedge accounting – reversal of OCI upon deconsolidation of subsidiaries and formation of the JVs	-	-	64,961		64,961	39,311	104,272
Cumulative translation adjustment - CTA	-	-	15,790		15,790	4,934	20,724
Pension			(14,758)		(14,758)	(8,931)	(23,689)
Share based compensation	-	6,728	-		6,728	4,072	10,800
Capital contribution to Rumo by noncontrolling shareholders	-	-		(1,993)	(1,993)	77,864	75,871
Other	-	700		11,000	11,700	(2,612)	9,088
Acquisition of treasury shares by subsidiaries	-	-	(30,065)		(30,065)	(18,193)	(48,258)
Non-controlling shareholder contribution to Raízen Combustíveis JV	-	-	-		-	9,036	9,036
Acquisition of treasury shares	-	(109,392)	-		(109,392)	-	(109,392)
Net income	-	-	-	1,181,342	1,181,342	1,010,990	2,192,332
Dividends	-	-	-	(140,998)	(140,998)	-	(140,998)
March 31, 2012	5,328	3,841,917	(206,609)	1,936,687	5,577,323	3,904,300	9,481,623

Cosan Limited

Consolidated statement of comprehensive income
Years ended March 31, 2012, 2011 and 2010
(In Thousands of Reais)

	2012	2011	2010

Net Income	2,192,332	767,656	1,082,493

Other comprehensive income (loss)
Exchange differences on translation of foreign operations - CTA	20,724	(4,049)	(134,685)
Net movement on cash flow hedge	238,503	(217,117)	-
Actuarial gains and losses defined benefit plans	(35,892)	(29,447)	63,721
Income tax effects	(68,888)	83,830	(21,665)
	154,447	(166,783)	(92,629)
Other comprehensive income for the year, net of tax
Total comprehensive Income for the year, net of tax	2,346,779	600,873	989,864

Attributed to:
Owners of the Company	1,280,461	365,521	598,258
Non-controlling interests	1,066,318	235,351	391,606

See accompanying notes to consolidated financial statements.

Cosan Limited

Consolidated statements of cash flows
Years ended March 31, 2012, 2011 and 2010
(In Thousands of Reais)

	2012	2011	2010
Operating activities
Net income	2,192,332	767,656	1,082,493
Non-cash adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	1,142,780	1.359.000	1.127.960
Biological assets	(60,093)	(381.894)	(44.871)
Equity income of associates	(33,268)	(25,187)	(4,178)
Gain on disposal of property, plant and equipment	(93,892)	(35,295)	(80,466)
Goodwill write off aviation business	-	-	41,066
Share based compensation expenses	10,800	2,961	8,971
Deferred income taxes	962,758	329,071	344,923
Gain on tax recovery program	-	-	(270,333)
Gain on the de-recognition of subsidiaries operations to form the JVs	(2,850,868)	-	-
Interest, monetary and exchange variations, net	646,527	238,482	(185,280)
Other, net	(5,711)	4,584	(26,858)
	1,911,365	2,259,378	1,993,427
Changes in Assets / Liabilities
Accounts receivable	(361,147)	164,693	2,415
Restricted cash	79,452	(142,972)	(33,215)
Inventories	(186,775)	84,951	380,253
Taxes recoverable	(17,126)	(50,068)	(36,572)
Advances to suppliers	(103,294)	16,779	66,542
Accounts payable	220,213	(32,361)	(46,515)
Provision for judicial demands from legal proceedings	143,960	26,859	25,829
Salaries payable	108,177	36,224	30,565
Derivatives	(112,281)	13,347	(231,043)
Taxes payable	886,283	75,639	311,360
Related parties	(751,679)	(5,536)	111,953
Other assets and liabilities, net	134,491	(119,692)	(399,172)

Net Cash Flow from Operating Activities	1,951,639	2,327,241	2,175,827

Cosan Limited

Consolidated statements of cash flows (Continued)
Years ended March 31, 2012, 2011 and 2010
(In Thousands of Reais)

	2012	2011	2010
Investing Activities
Acquisitions , net of cash acquired	(72,930)	(157,345)	(16,041)
Cash contributed upon the formation of Raizen	(173,116)	-	-
Redemption of shares in subsidiary	(99,784)	-	-
Dividends received	121,433	-	-
Additions to investments	(42,328)	-	-
Purchase of property, plant and equipment, software and intangible assets	(1,584,543)	(2,291,647)	(1,897,965)
Sugar-cane planting and growing costs	(551,974)	(745,572)	(647,467)
Proceeds from sale of aviation business	-	-	115,601
Proceeds from sale of property, plant and equipment	182,116	48,832	10,613
Net Cash Flow used Investing Activities	(2,221,126)	(3,145,732)	(2,435,259)

Financing Activities
Proceeds from long-term debt	2,346,396	2,719,522	3,471,462
Repayment of long-term debt	(1,889,362)	(1,971,579)	(3,148,837)
Capital increase	-	3,996	147,697
Cash proceeds from non-controlling interests	560,946	400,000	-
Treasury shares	(48,258)	(15,219)	-
Dividends paid	(333,659)	(193,095)	-
Related parties	-	37,072	(152,442)
Net cash flows from financing activities	636,063	980,697	317,880

Impact of foreign currency exchange on cash and cash equivalent balances	15,790	(1,192)	(125,618)
Net increase in Cash and Cash Equivalents	382,366	161,014	(67,170)

Cash and cash equivalents at the beginning of the year	1,271,780	1,110,766	1,177,936
Cash and cash equivalents at the end of the year	1,654,146	1,271,780	1,110,766

Supplemental disclosure of cash flow information
Financial interest expenses paid	305,527	450,051	388,854
Income taxes paid	179,655	38,844	62,337
Issuance of shares for acquisitions of Curupay	-	-	624,192
Issuance of subsidiary shares (Rumo) for acquisition of Teaçu	-	-	261,777

See accompanying notes to consolidated financial statements

Cosan Limited
Notes to the consolidated financial statement
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (NYSE – CZZ) and in the São Paulo Stock Exchange (BM&F Bovespa – CZLT11).  Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”) with a 62.30 % interest.

Cosan S.A.’s, through its subsidiaries and jointly controlled entities, primary activities are in the following business segments: (i) Sugar & Ethanol: the production of sugar and ethanol, as well as the energy cogeneration produced from sugar cane bagasse, through its joint venture named Raízen Energia Participações S.A. (“Raízen Energia”); (ii) Fuel Distribution through its joint venture named Raízen Combustíveis S.A. (“Raízen Combustíveis”); (iii) Logistics services including transportation, port lifting and storage of sugar, through its subsidiary Novo Rumo Logística S.A. (Rumo); (iv) Production and distribution of lubricants licensed by Mobil trademark and, (v) since July 1, 2011, the activity of purchasing and selling of sugar in the retail segment, which is performed by Raízen Energia which was acquired by the Company, and assigned to a new segment named “Cosan Alimentos” (Note 10).

On June 1 2011, the Company completed, jointly with Royal Dutch Shell ("Shell"), the formation of two entities under joint control ("joint ventures" or “JVs”): (i) Raizen Combustíveis, in the fuel distribution segment, and (ii) Raizen Energia, in the segment of production and trade of sugar, ethanol and energy cogeneration. Cosan S.A. and Shell share control of the two entities, with each company holding 50% of the economic and voting control. Cosan recorded its investments in the joint ventures through proportionate consolidation.  Cosan contributed with its sugar, ethanol, cogeneration and fuel distribution business in the formation of the joint ventures. Shell contributed its fuel distribution business in Brazil and  interests in two entities involved in activities related to research and development of second generation ethanol (Iogen and Codexis), the license to use the Shell brand in the amount of R$533 million and a cash contribution of approximately R$1.8 billion over a period of two years.  The accounting effects arising from the formation of Raizen Combustíveis and Raizen Energia are presented in Note 21, which included the recording of the underlying net assets of the joint ventures’ net assets at their estimated fair value, and recording a large gain on the deconsolidation of the previous subsidiaries.   Accordingly, the Company’s consolidated financial position and results of operations for periods subsequent to the joint venture formation are not necessarily comparable to pre-formation amounts.

The logistics of commodities and lubricants distribution business, together with the investment in Radar Propriedades Agrícolas S.A. ("Radar") were not contributed to the joint ventures.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies

2.1.	Basis of Preparation

The consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Audit Committee on May 30, 2012.

a)	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and biological assets that have been measured at fair value.

b)	Functional and presentation currency

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

The exchange rate of the Brazilian real (R$) to the U.S. dollar (US$) was R$1.8221=US$1.00 at March 31, 2012, R$1.6287=US$1.00 at March 31, 2011 and R$1.7810=US$1.00 at March 31, 2010.

c)	Significant accounting judgments, estimates and assumptions

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1.	Basis of Preparation (Continued)

c)	Significant accounting judgments, estimates and assumptions (Continued)

A significant change in the facts and circumstances on which judgments, estimates and assumptions are based, may cause a material impact on the results and financial condition of the Company. The significant judgments, estimates and assumptions are as follows:

Deferred income taxes and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see Note 17.

Biological assets

Biological assets are measured at fair value at each reporting date and the effects of changes in fair value between the periods are allocated directly to cost of goods sold. For further detail on the assumptions used see Note 12.

Intangible assets and property, plant and equipment (“P,P&E”)

The calculation of depreciation and amortization of intangible assets and P,P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations or rising from the formation of a JV is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in Note 14.

Share based payments

Cosan S.A. measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 28.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.1.	Basis of Preparation (Continued)

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

(d)	Reclassifications and other adjustments

Certain amounts in the prior year consolidated financial statements have been adjusted (reclassified) so as to conform with current year presentations.   These adjustments include:

•	Deferred tax asset and liability balances of R$598,348 related the same taxing jurisdiction have been offset in the March 31, 2011 consolidated balance sheet.

•
The starting point for the consolidated statement of cash flows is “net income” for all periods.   In previous presentations, the Company had started its consolidated statement of cash flows with “net income attributable to owners of the Company” This change resulted in a reclassification from “non-controlling interests” and has no impact on cash flows from operating activities. Also, certain reclassifications have been made between depreciation and amortization and biological assets captions within operating activities to conform with current year presentation.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Basis of consolidation

The consolidated financial statements include the accounts of  Cosan, its subsidiaries and jointly controlled entities. The Subsidiaries and jointly controlled subsidiaries are listed below:

	2012	2011	2010
Direct interest subsidiary
Cosan S.A. Indústria e Comercio	62.30%	62.20%	62.30%

Interest of Cosan S.A. Indústria e Comércio in its subsidiaries and jointly controlled entities:

Subsidiaries	2012	2011	2010
Administração de Participações Aguassanta Ltda.	91,50%	91.50%	91.50%
Bioinvestments Negócios e Participações S.A.	100%	91.50%	99.90%
Vale da Ponte Alta S.A.	100%	91.50%	99.90%
Águas da Ponte Alta S.A.	100%	91.50%	99.90%
Proud Participações S.A.	100%	99.90%	99.90%
Cosan Distribuidora de Combustíveis Ltda.	-	99.90%	99.90%
Cosan Overseas Limited	100%	100%	-
Pasadena Empreendimentos e Participações S.A.	100%	100%	100%
Cosan Cayman Finance Limited	100%	100%	-
Cosan Cayman II Limited	100%	-	-
Cosan Lubrificantes e Especialidades S.A. (former Cosan Combustíveis e Lubrificantes S.A.)	100%	100%	100%
CCL Cayman Finance Limited	100%	100%	-
Copsapar Participações S.A.	90%	90%	90%
Novo Rumo Logística S.A.	92.90%	92.90%	92.90%
Rumo Logística S.A.	-	69.70%	90%
Handson Participações S.A.	100%	-	-
Docelar Alimentos e Bebidas S.A.	99.90%	99.90%	99.90%
Cosan Operadora Portuária S.A.	69.70%	69.70%	90%
Teaçú Armazéns Gerais S.A.	-	69.70%	90%
Logispot Armazéns Gerais S.A.	35.50%	35.50%	-
Stallion S.A.	100%
Jointly-Controlled entities
Raízen S.A. (1)	50%	-	-
Raízen Energia Participações S.A. (1) (2)	50%	-	-
Raízen Combustíveis S.A. (1) (2)	50%	-	-
IPUTI Empreendimentos e Participações S.A. (1)	50%	-	-

(1)	Company jointly-controlled with Shell.
(2)	Represents voting and economic interest. Cosan S.A. holds 51% of the outstanding shares of Raízen Energia, and 49% of the outstanding shares of Raízen Combustíveis.

The subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. The jointly controlled entities are consolidated proportionally from the date of acquisition of joint control until the date that joint control ceases to exist.

The financial statement of subsidiaries and jointly controlled entities are prepared for the same disclosure period as that of the parent company, using consistent accounting policies. All balances held between the subsidiary companies and jointly controlled entities, income and expenses and unrealized gains and losses derived from intercompany transactions are eliminated.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2	Basis of consolidation (Continued)

Any change in the ownership interest of a subsidiary that does not result in loss of control is accounted for as an equity transaction.

The Company holds an interest in jointly controlled, in which entrepreneurs maintain contractual arrangement establishes joint control. The Company recognizes its interest in jointly controlled using the proportional consolidation in its consolidated financial statement.

The financial statements of jointly controlled are prepared for the same period the company's disclosure.

Adjustments are made where necessary to align with the accounting policies adopted by the Company.

2.3	Summary of significant accounting practices

The accounting policies listed below have been consistently applied to all years presented in these consolidated financial statements and have been applied consistently by the subsidiaries and jointly-controlled entities.

a)	Revenue recognition

Revenues from the sale of products or goods are recognized when the entity transfers to the buyer the significant risks and rewards incidental to ownership of the goods and merchandise, and when it is probable that the economic benefits associated with the transaction will flow to the Company. The sales prices are fixed based on purchase orders or contracts. Services or goods for which payment is made in advance are recorded as deferred revenue under the caption other liabilities and recorded as revenue upon delivery of goods or performance of services.

b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded at the functional currency rates, prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

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

Financial assets include cash and cash equivalents, restricted cash, accounts receivable, other receivables and derivative financial instruments.

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

c)	Financial instruments – Recognition initial and subsequent measurement (Continued)

(i) Financial assets (Continued)

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

c)	Financial instruments – Recognition initial and subsequent measurement (Continued)

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

c)	Financial instruments – Recognition initial and subsequent measurement (Continued)

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

c)	Financial instruments – Recognition initial and subsequent measurement (Continued)

(v) Derivative financial instruments and hedge accounting (Continued)

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
•
Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; and

•	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

c)	Financial instruments – Recognition initial and subsequent measurement (Continued)

(v) Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges (Continued)

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

The Company uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 26 for more details.

Fair value hedge and hedges of a net investment

The Company does not hold derivative financial instruments designated in these types of operations.

d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days from the date of issue, readily convertible into a known amount as cash and cash with insignificant risk of change in their value.

The restricted cash relates mainly to deposits of margin requirements made with brokers who trade commodity derivative instruments linked to Company’s derivatives instruments and financial transactions.

e)	Accounts receivable

Accounts receivable are receivables from customers and are reduced to their probable realizable value by a provision.

f)	Inventories

Inventories are recorded at average cost of acquisition or production, not to exceed the net realizable value. Provisions for slow-moving or obsolete inventories are recorded when deemed necessary by management.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

g)	Equity method investments

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

h)	Interest in joint ventures

The Company has an interest in joint ventures, which are a jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the voting and economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the venturers. The Company recognizes its interest in the joint ventures using the proportionate consolidation method. The Company combines its proportionate share of each of the assets, liabilities, income and expenses of the joint ventures with similar items, line by line, in its consolidated financial statements. The financial statements of the joint ventures are prepared for the same reporting period as the Company.

Adjustments are made in the Company´s consolidated financial statements to eliminate the Company´s share of intercompany balances, transactions and unrealized gains and losses on such transactions between the Company and its joint ventures. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realisable value of current assets or an impairment loss. The joint venture is proportionately consolidated until the date on which the Company ceases to have joint control over the joint venture.

As discussed in Note 2.4, effective in the Company’s fiscal year ending March 31, 2014,  the IFRS accounting for these proportionately consolidated entities will change and the Company will then be required to account for them retrospectively using the equity method of accounting.

i)	Biological assets

Biological assets refer to the sugarcane plantations and are recognized at fair value at each balance sheet date and the effects of changes in fair values between the periods are allocated to cost of goods sold. The sugarcane plantation is measured at fair value in accordance with the discounted cash flow method. The harvest of the Company begins generally in April each year and ends in the months of November and December.

The Company’s own land on which the biological asset is produced is accounted for in accordance with IAS 16 - Property, Plant and Equipment.

j)	Property, plant and equipment (“P, P&E”)

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

j)	Property, plant and equipment (“P, P&E”) (Continued)

The Company carries out the planned major maintenance and inspection activities at its plants on an annual basis in order to inspect and replace components. This occurs between January and March. The principal costs include maintenance costs for labor, material third party services and overhead allocated during the inter harvest period.

The estimated cost of a component of a piece of equipment that must be replaced each year is recorded as a component of cost of the equipment and depreciated over the following season. Costs of normal periodic maintenance are recorded as expenses when incurred since the components will not improve the production capacity or introduce improvements to equipment.

Depreciation is calculated on a straight line method based on useful life of each asset, following the annual depreciation rates shown below:

Buildings and improvements	4%
Machinery and equipment	3% to 10%
Agricultural machinery	10%
Industrial equipment and facilities	10%
Furniture and fixtures	10%
Computer equipment	20%
Vehicles	10% to 20%
Locomotives	3.3%
Rail cars	2.9%
Boats	20%
Aircrafts	10%

k)	Leases

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

l)	Intangibles

(i) Goodwill

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

m)	Impairment

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

When the book value of an asset exceeds its recoverable amount, the impairment loss is recognized as an operating expense in the income statement.

n)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur.

o)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

p)	Pension and other employment benefits

i) Defined benefit pension plan

The Company, through its indirect subsidiary Cosan Lubrificantes  Especialidades S.A. (“CLE”) is the sponsor of a defined benefit pension plan for part of its employees. The cost of providing benefits under the defined benefit plan is determined annually by independent actuaries using the projected unit credit method.

Actuarial gains and losses for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in equity and are not reclassified to profit or loss in subsequent periods.

ii) Defined contribution pension plan

The Company, its subsidiaries and jointly-controlled entities sponsor a defined contribution plan, for all employees. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed.

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

q)	Treasury shares

The Company´s equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Represented by the shares acquired on the market and held in treasury in accordance with the Repurchase Plan previously approved.

Equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement in the purchase, sale, issue or cancel of equity instruments of the Company. Any difference between book value and the consideration is recognized in capital reserve.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Summary of significant accounting practices (Continued)

r)	Taxes

(i) Income taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%.
Deferred income tax assets are recognized for all deductible temporary differences and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and unused tax losses can be utilized.

Deferred income tax assets and liabilities are presented as non-current assets or liabilities and measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted at the reporting date

(ii) Indirect taxes

Net revenues is recognized net of discounts and sales taxes (IPI, ICMS, PIS e COFINS).

s)	Business combinations

Business combinations are accounted for using the acquisition method and the assets and liabilities assumed are measured at fair value for purposes of goodwill calculation. Goodwill represents the excess of the acquisition cost in comparison the fair value of the acquired assets and liabilities. If there is an excess of the acquirer's interest in the fair value of assets and liabilities acquired over the cost, the difference is recognized immediately in the income statement.

t)	Asset retirement obligations

The retirement obligations of its jointly-controlled entities relate to the required obligation to remove underground fuel tanks upon retirement, the initial measurement of which is recognized as a liability discounted to present values and subsequently accreted through earnings. An asset retirement cost equal to the initial estimated liability is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

u)	Environmental matters

The Company, its subsidiaries and its jointly-controlled entities production facilities and their plantation activities are both subject to environmental regulations. The Company diminishes the risks associated with environmental matters, through operating procedures and controls and investments in pollution control equipment and systems.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.4	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements

New accounting pronouncements of the IASB and IFRIC interpretations have been published and  or reviewed as presented below:

IFRS 9 Financial Instruments: Classification and Measurement

Classification and measurement - It reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simplified approach to determine whether a financial asset is measured at amortized cost or fair value, based on the manner in which an entity manages its financial instruments (business model) and the typical contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining losses in recoverable value of assets. The standard is effective for annual periods beginning on or after January 1, 2013. Management is still evaluating the impact on its financial position or performance in relation to IFRS 9.

IFRS 10 Consolidated Financial Statements

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

IFRS 11 Joint Arrangements

IFRS 11 will significantly change the accounting for the Company’s joint arrangements.  The new standard eliminates inconsistencies in the reporting of joint arrangements in current practice, by requiring a single method (the equity method of accounting) to account for interests in jointly controlled entities.  It eliminates the option to proportionate consolidate these jointly controlled entities.  It is effective for annual periods beginning on or after January 1, 2013.  Early adoption is permitted.

With the adoption of IFRS 11, currently expected for the year ended March 31, 2014, the Company's joint ventures (Raízen Energia and Raízen Combustíveis) currently presented via proportionate consolidation, will be presented using the equity method of accounting in accordance with IAS 28R – Investment in Associates and Joint Ventures.   These two joint ventures currently comprise a substantial component of the Company's assets and operations. Thus, while the Company is currently estimating the impacts of the adoption of IFRS 11, it is anticipated that it will be significant.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.4	New IFRS and IFRIC Interpretations Committee (Financial Reporting Interpretations of IASB) applicable to the consolidated financial statements (Continued)

IFRS 11 Joint Arrangements (Continued)

The total assets of these joint ventures represented approximately 71% of consolidated totals at March 31, 2012.  The revenues, operating income and cash flow from operating activities of these joint ventures accounted for approximately 80%, 67% and 93% of consolidated totals for the year ended March 31, 2012, respectively. A change from proportionate consolidation to equity method accounting would have no impact on the total equity or net income derived from these joint ventures, except that when using a proportional consolidation model net income would be lower in the year of joint venture formation as the transaction costs would be expensed as incurred.  When applying the equity method of accounting those expenses would be considered a component of the equity method investment.

IFRS 12 Disclosure of Involvement with Other Entities

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

IFRS 13 Fair Value Measurement

IFRS 13 establishes new requirements on how to measure fair value and the related disclosures for IFRS and US generally accepted accounting principles. The standard is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted. Management is still evaluating the impact on its financial position or performance from the adoption of IFRS 13.

IAS 28 Investments in Associates and Joint Ventures (revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

There are no other pronouncements issued and yet to be adopted that may have a significant impact in the Company´s operations and financial position

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

3.	Cash and Cash Equivalent

	2012	2011
Brazilian reais
Cash	654	289
Bank accounts	127,178	64,437
Highly liquid Investments	1,519,965	1,076,599
US dollars
Bank accounts	6,349	78,353
Highly liquid Investments	-	52,102
	1,654,146	1,271,780

On March 31, 2012, the Company had unused lines of credit with BNDES, in the amount of R$420,414 (R$1,064,930 in March 31,2011). The use of these lines of credit depends upon fulfillment of certain contractual conditions.

4.	Restricted Cash

	2012	2011
Restricted financial investments	48,292	61,072
Deposits in connection with derivative transactions	45,976	126,872
	94,268	187,944

Deposits in connection with derivative transactions relate to margin calls by counterparties in derivative transactions.

5.	Other financial assets

	2012	2011
Fair value of Radar option (1)	140,820	162,961
Brazilian Treasury certificates – CTN (2)	149,438	257,456
ExxonMobil financial asset - reimbursement (3)	540,224	-
	830,482	420,417
Current	40,080	-
Non current	790,402	420,417

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

(2)
Represented by bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization - "PESA" with original maturity of 20 years in connection with the long-term debt denominated PESA (note 15). These bonds yield inflation (IGPM) plus 12% p.a.. The value of these securities at maturity is expected to be equal to the amount due to the PESA at that date. If the PESA debt is paid in advance, the Company may still keep this investment until maturity

(3)
On June 28, 2011, the subsidiary Cosan Lubrificantes e Especialides S.A., successor entity of Esso Brasileira de Petróleo Ltda. (“Essobrás”), joined the Brazilian Government’s tax recovery program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”).  ExxonMobil is the entity that is legally responsible for the tax contingencies existing on the acquisition date of Essobras by the Company. The liability amounts to R$540,224 and is being refunded to the Company by ExxonMobil upon payment. As a result, the Company recorded a tax payable obligation and a corresponding accounts receivable from ExxonMobil, of which R$40,080 is short term and the remaining balance is long term.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

6.	Accounts Receivable

The balances of accounts receivables as of March 31, 2012 and 2011 are composed as follows:

	2012	2011
Domestic	902,407	678,498
Foreign	164,681	7,556
Allowance for doubtful accounts	(103,501)	(91,197)
	963,587	594,857

The analysis of the maturity of the accounts receivable is as follows:

	2012	2011
Current	764,827	555,826
Over Due:
Up to 30 days	100,339	21,097
From 31 to 60 days	16,535	4,317
From 61 to 90 days	8,476	553
More than 180 days	73,410	13,064
	963,587	594,857

Changes in the allowance for doubtful accounts are as follows:

On April 1, 2009	(102,985)
Provision	(14,011)
Reversal	15,389
Write-offs	11,748
Addition from business combination	(7,862)
March 31, 2010	(97,721)
Provision	(16,573)
Reversal	18,238
Write-offs	6,130
Addition from business combination	(1,271)
March 31, 2011	(91,197)
Provision	(28,003)
Reversal	26,711
Write-offs	935
Net addition from de-consolidation of subsidiaries and formation of the JVs (a)	(11,135)
Addition from business combination	(812)
March 31, 2012	(103,501)

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of the allowance for doubtful accounts of subsidiaries de-recognized, and the addition of 50% of the fair value of the allowance for doubtful accounts of the JV’s then proportionally consolidated.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

7.	Inventories

	2012	2011
Finished Goods:
Sugar	87,110	77,673
Ethanol	79,433	42,840
Fuel	276,867	231,891
Lubrificants	112,492	94,743
Raw material	52,586	51,598
Spare parts and others	144,204	191,153
Provision for inventory realization and obsolescence	(4,542)	(19,567)
	748,150	670,331

Change in the provision for inventory realization and obsolescence is as follows:

On April 1, 2009	(23,102)
Addition	(14,528)
Reversal	12,370
March 31, 2010	(25,260)
Provision	(13,483)
Reversal	19,176
March 31, 2011	(19,567)
Provision	(1,697)
Write off	5,173
Reversal	4,815
Net effect from de-consolidation of subsidiaries and formation of the JVs (a)	6,734
March 31, 2012	(4,542)

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of the inventory provision of subsidiaries de-recognized, and the addition of 50% of the fair value of the inventory provision of the JV’s then proportionally consolidated.

8.	Recoverable Taxes

	2012	2011
Income tax	107,561	66,274
COFINS	63,727	121,474
PIS	18,614	27,338
ICMS - State VAT	194,818	151,161
IPI	43,039	47,741
Others	9,193	16,069
	436,952	430,057
Current	325,096	374,991
Non-Current	111,856	55,066

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

9.	Related Parties

a)	Summarized balances and transactions with related parties:

	2012	2011
Current Asset
Shell (i)	626,783	-
Raízen Energia (ii)	20,731	-
Raízen Combustíveis (ii)	14,242	-
Grupo Rezende Barbosa (iii)	9,469	7,298
Vertical (iv)	540	6,430
Other	6,609	941
Total Current asset	678,374	14,669

Non Current Asset
Shell (i)	335,317	-
Raízen Energia (ii)	214,885	-
Raízen Combustíveis (ii)	87,811	-
Grupo Rezende Barbosa (iii)	105,751	91,954
Other	9,389	-
Total Non-current asset	753,153	91,954

Total asset	1,431,527	106,623
Current liabilities
Shell (i)	83,064	-
Raízen Energia (ii)	76,257	-
Raízen Combustíveis (ii)	321	-
Grupo Rezende Barbosa (iii)	12,577	37,664
Other	3,269	3,499
Total current liabilities	175,488	41,163

Non-current Liabilities
Shell (i)	379,626	-
Raízen Energia (ii)	6,387	-
Other	3,705	4,444
Total Non-current liabilities	389,718	4,444

Total liabilities	565,206	45,607

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

9.	Related Parties (Continued)

a)	Summarized balances and transactions with related parties:

	Year ended at March 31,
	2012	2011	2010
Sales of products/services
Vertical (iv)	75,338	160,202	154,042
Aguassanta	-	39,131	101,902
Other	441	832	-
	75,779	200,165	255,944
Purchase of goods/services
Grupo Rezende Barbosa (iii)	263,859	352,195	155,615
Vertical (iv)	113,518	-	-
Other	7,032
	384,409	352,195	155,615
Land lease
Aguassanta (v)	17,577	26,459	(18,817)
Radar (vi)	22,532	28,446	(18,158)
	40,109	54,905	(36,975)
Financial income / (expense)
Grupo Rezende Barbosa (iii)	2,502	233	18,045
Shell	148,733	-	-
Other	242	512	(84)
	151,477	745	17,961

(i) Shell

Shell Holdings B.V. and its subsidiaries ("Shell") are related parties of Raizen Energia and Raízen Combustíveis, therefore, the transactions between Shell and these entities were treated by the Company as related party transactions and all balances disclosed are 50% proportionally consolidated.

The short-term receivable is mainly comprised of (i) capital contribution receivable from Raízen Energia in the amount of R$489,856, (ii) and other receivables in the amount of R$136,927, represented by other reimbursements resulting from the formation of JVs.

The long-term receivables are represented mainly by (i) reimbursement of provisions existing at the legal entity contributed by Shell related to the contingencies in the amount of R$244,046, and (ii) a financial asset equivalent to the investment that Shell has in Iogen, valued at fair value, and that will be contributed to Raizen Energia in the amount of R$86,535.

The short term payable comprises mainly reimbursement tax credits of the legal entity contributed by Shell in the amount of R$77,631.

The long term payable refers to (i) reimbursement of judicial deposits in the legal entity contributed by Shell, which will be refunded when redeemed, in the amount of R$130,883, and (ii) reimbursement of tax credits of the legal entity contributed by Shell in the amount of R$248,743.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

9.	Related Parties (Continued)

a)	Summarized balances and transactions with related parties: (Continued)

(ii) Raízen Energia and Raízen Combustível

The balances with Raízen Energia and Raízen Combustível are consolidated proportionally at 50% considering the elimination of the portion related to the Company.

The balances in current assets in the amount of R$20,731 and R$14,242 in Raízen Energia and Raízen Combustíveis, respectively, represent receivables of (i) transportation and sugar elevation services provided by Rumo, (ii) sale of land by CLE and (iii) leased land.

Non-current assets receivable from Raízen Energia and Raízen Combustíveis represent, basically, tax credits which will be reimbursed to the Company when effectively realized by the JVs.

The balance of R$76,257 recorded as current liabilities in Raízen Energia represents, mainly, payables related sugar purchased by the Cosan Alimentos segment and other reimbursable obligations due to the formation of JVs.

(iii) Rezende Barbosa

The Company has receivables from Rezende Barbosa which are guaranteed by shares issued by Cosan.

The jointly-controlled entity "Raízen Energia" has long-term agreement with Group Rezende Barbosa to supply sugar-cane. The prices paid are based on the ATR prices published by CONSECANA.

(iv) Vertical UK LLP

The Company sells and buys ethanol from Vertical UK LLP (“Vertical”) in the normal course of business. Vertical is a trading company headquartered in Switzerland for which the Company has indirectly a 50% non-controlling interests.

(v) Aguassanta

The jointly-controlled entity Raízen Energia has land leased from entities controlled by Group Aguassanta (“Aguassanta”),a group of entities under common control, being Mr. Rubens Ometto de Silveira de Mello the ultimate controlling shareholder. The lease costs are paid considering the ATR price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

9.	Related Parties (Continued)

a)	Summarized balances and transactions with related parties: (Continued)

(vi) Radar

The jointly-controlled entity Raízen Energia has leased land from Radar Propriedades Agrícolas S.A. (“Radar”), an associate. These rental costs are paid considering the price published by the ATR CONSECANA and most contracts have terms that expire in 2027.

b)	Officers and directors compensation

Fixed and variable compensation of key people, including directors and board members are recorded, as follows:

	2012	2011	2010
Regular compensation	24,994	7,894	6,589
Stock option expense	10,800	2,961	8,971
Bonuses and other variable compensation	33,075	23,791	6,325
Total compensation recorded as expense	68,869	34,646	21,885

At Cosan S.A.´s shareholder’ meeting held on July 29, 2011, a new stock compensation plan was approved, which until March 31, 2012 had granted 9,825,000 options (Note 28).

10.	Business combinations

a.	Sugar Retail Business

The Company contributed its retail sugar business to Raizen Energia upon JV formation.   On July 1, 2011, the Company re-acquired this business in exchange for R$145,860 in cash consideration, and R$22,568 in contingent consideration. The net assets of the retail sugar business approximate their carrying value prior to the formation of the JV.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

10.	Business combinations (Continued)

b.	Logispot Armazéns Gerais S.A. (‘Logispot”)

On March 14, 2011, Cosan, through its indirect subsidiary Rumo Logística S.A., purchased 874,226 common shares of Logispot, in exchange for a R$48,888 cash payment, which increased its participation in the common shares of Logispot from 14.28% to 51.00%. Logispot is located in the city of Sumaré and is an important link between plants in the state of São Paulo and Santos Port. The terminal is accessed by all railroads that cross the state of São Paulo and is beside the Anhanguera, Bandeirantes and Dom Pedro highways.).

The fair value at the acquisition date of the consideration transferred totaled R$68,880, which consisted of the following:

Cash	48,888
Fair value of 14.28% of Cosan in Logispot immediately before the Business combination	19,992
Total	68,880

The estimated fair value of assets acquired and liabilities assumed at the date of acquisition of Logispot were as follows:

Description
Trade accounts receivable	1,297
Others assets	677
Property, plant and equipment	114,184
Loans and financing	(13,391)
Deferred income and social contribution taxes	(28,879)
Others liabilities	(13,551)
Non-controlling interest (1)	(30,120)
Net assets acquired	30,217
Consideration transferred, net of cash acquired	67,745
Goodwill	37,528

(1)	Measured at their proportionate share of the value of net identifiable assets acquired

The purchase price allocation was completed by the Management, and based on the fair value of assets acquired and liabilities assumed and goodwill of the operation was allocated the segment Rumo.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

10.	Business combinations (Continued)

b.	Logispot Armazéns Gerais S.A. (‘Logispot”) (Continued)

The Company obtained an independent evaluation of its property, plant and equipment, intangible assets and interests of noncontrolling shareholders. The allocation of the initial purchase price was adjusted primarily as a result of refinement in the Company's assumptions related to fixed assets and intangibles. As a result of these changes, the goodwill, as described above, was modified as follows:

Provisional goodwill	2,370
Adjustments on the fair value of the P,P&E	104,454
Deferred income taxes	(35,515)
Interests of non-controlling shareholders	(33,781)
Goodwill	37,528

c.	Cosan Araraquara Açúcar e Álcool Ltda. (“Usina Zanin”)

On February 18, 2011, Cosan S.A. acquired 100% of the share capital of Usina Zanin, for R$90,000 cash. Usina Zanin is located in the city of Araraquara .

The estimated fair value of assets acquired and liabilities assumed at date of acquisition of Usina Zanin, was as follows:

Description
Inventories	3,813
Biological assets	83,890
Property, plant and equipment	223,893
Intangible assets	10
Loans and Long-term debt	(278,511)
Provision for judicial demands	(23,008)
Deferred income and social contribution taxes	29,921
Others liabilities	(49,081)
Net assets acquired	(9,073)
Consideration transferred, net of cash acquired	88,927
Goodwill	98,000

The purchase price allocation was completed by the Management, and based on the fair value of assets acquired and liabilities assumed. Zanin was later contributed to Raízen Energia in the formation of JV.

The Company obtained an independent evaluation of its property, plant and equipment,  and intangible assets. The allocation of the initial purchase price was adjusted primarily as a result of refinement in the Company's assumptions related to fixed assets and intangibles. As a result of these changes, the goodwill, as described above, was modified as follows:

Provisional goodwill	69,402
Adjustments on the fair value of the P,P&E and biological assets	36,805
Other FV adjustments	6,524
Deferred income tax	(14,731)
Goodwill	98,000

Usina Zanin was contributed to Raízen Energia in the formation of JV.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

10.	Business combinations (Continued)

d.	TEAS Terminal Exportador de Álcool de Santos S.A. (“TEAS”)

On November 24, 2009, Cosan S.A. acquired, for R$20,260 cash, an additional 26.7% interest, represented by 10,527,295 common shares, of TEAS from Crystalsev Comércio e Representação Ltda and Plínio Nastari Consultoria e Participações Ltda.. As a result of this transaction, Cosan S.A. increased its direct share ownership in TEAS from 40.0% to 66.7% and obtained control of TEAS. TEAS has a port concession and operates a dedicated terminal for export of ethanol.

The acquisition date fair value of the consideration transferred totaled R$39,911, which consisted of the following:

Cash	20,260
Fair value of share of 40% of Cosan S.A. in TEAS immediately before the combination	19,651
Total	39,911

The following table summarizes the fair values of assets acquired and liabilities assumed at the acquisition date:

Description
Property, plant and equipment	21,162
Others assets and liabilities, net	405
Non-controlling interest	(6,258)
Net assets acquired	15,309
Consideration transferred, net of cash acquired	22,610
Goodwill	7,301

The goodwill has been allocated in the Raizen Energia segment.

e.	Curupay S.A. Participações (“Curupay”)

On June 18, 2009, Cosan S.A. acquired 100% of the outstanding shares of Curupay S.A. Participações from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), through the issuance of 44,300,389 common shares valued at R$14.09 per share (fair value at the acquisition date) with a value of R$624,192.  The assets acquired include the non-controlling interest in Novo Rumo representing 28.82% of its outstanding shares which were issued in the Teaçu Armazéns Gerais S.A. (Teaçu”) acquisition, and 100% of the outstanding shares of two operating companies, Nova América S.A. Trading and Cosan Alimentos (collectively referred to as “Nova América”).

With the acquisition of the noncontrolling interest of Novo Rumo, Cosan S.A. increased its share ownership in Novo Rumo to 92.88%. This transaction was a change in ownership interest without a loss of control and accounted for as a transaction in equity.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

10.	Business combinations (Continued)

e.	Curupay S.A. Participações (“Curupay”) (Continued)

The following table summarizes the assets acquired and liabilities assumed in relation to Nova America:

Description
Inventories	119,212
Related parties	67,741
Property, plant and equipment	885,786
Intangible assets	243,955
Noncontrolling interest in Novo Rumo	132,539
Others assets	340,776
Loans and Long-term debt	(1,174,631)
Taxes payables	(56,028)
Deferred income and social contribution taxes	(47,354)
Others liabilities	(303,651)
Net assets acquired	208,345
Consideration transferred, net of cash acquired	572,710
Goodwill	364,365

The goodwill of R$364,365 arising from the acquisition was assigned to the Raizen Energia segment.

The purchase price to acquire Curupay was allocated based on the fair value of assets acquired and liabilities assumed. Cosan S.A. obtained an independent valuation of property, plant and equipment, intangible assets, loans and long-term debt and internally determined the fair value of other assets and liabilities of the acquired business.

f.	Teaçu Armazéns Gerais S.A. (“Teaçú”)

On April 9, 2009, Cosan S.A., through its 90% owned subsidiary, Copsapar Participações SA, which owns 100% of the Novo Rumo, acquired 100% of the shares of Teaçu of Rezende Barbosa for R$121,131 and issue of 90,736,131 shares of Novo Rumo, equivalent to 28.82% of their capital. Teaçu holds a port concession and operates a dedicated terminal for export of sugar and other agricultural products.

As a result of this transaction, Cosan S.A. reduced its indirect participation in Novo Rumo to 64.06%.

The acquisition date fair value of the consideration transferred totaled R$382,908, which is formed by:

Cash	121,131
Common stock at fair value	261,777
Total consideration transferred	382,908

In the absence of a market price, the fair value of shares included in the consideration transferred was calculated using an income approach, using the present value of estimated future cash flows.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

10.	Business combinations (Continued)

f.	Teaçu Armazéns Gerais S.A. (“Teaçú”) (Continued)

The table below shows the fair values of assets acquired and liabilities assumed at the date of acquisition.

Description
Property, plant and equipment	101,711
Intangible assets	316,977
Inventories	2,768
Others assets	61,740
Loans and Long-term debt	(43,355)
Suppliers	(1,111)
Provision for judicial demands	(7,532)
Deferred income and social contribution taxes	(104,551)
Others liabilities	(7,136)
Net assets acquired	319,511
Consideration transferred, net of cash acquired	382,432
Goodwill	62,921

The goodwill was assigned to Rumo operating segment.

The purchase price for the acquisition of Teaçu was allocated based on the fair value of assets acquired and liabilities assumed. Cosan S.A. obtained an independent valuation of property, plant and equipment, intangible assets, loans and Long-term debt and internally determined the fair value of other assets and liabilities of the acquiree.

g.	Pro forma information

If the entities acquired during 2012 had been included in the income statement since the beginning of the year the change  to historical revenue and income would not be significantly different from the historical results presented.

11.	Equity method investments

		Investments		Equity income in affiliate
	Interest	2012	2011	2012	2011

Radar Propriedades Agrícolas S.A.	18.92%	283,259	260,756	22,514	28,658
Codexis Inc	15.50%	49,866	-	(1,086)	-
Logum Logística S.A. ("Logum")	20.00%	25,731	18,300	(4,796)	-
Other investments		60,173	25,086	16,636	(3,471)
		419,029	304,142	33,268	25,187

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

11.	Equity method investments (Continued)

Changes on Investments:

Balances at April 1, 2009	323,077
Equity income (loss)	4,178
Additions to investments	48,805
Change from associate to subsidiary	(119,051)
Others	3,805
Balances at March 31, 2010	260,814
Equity income (loss)	25,187
Additions to investments	37,979
Change from associate to subsidiary	(20,015)
Others	177
March 31, 2011	304,142
Equity income (loss)	33,268
Addition to investments	42,328
Net addition from de-consolidation of subsidiaries and formation of the JVs (a)	38,114
Others	1,177
March 31, 2012	419,029

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of the equity method investments of subsidiaries de-recognized, and the addition of 50% of the fair value of the equity method investments then proportionally consolidated.

Information on associates

At March 31, 2012
	Assets	Liabilities	Equity	Net income (loss)
Radar Propriedades Agrícolas S.A.	1,685,618	188,392	1,497,226	162,544
Codexis	247,663	60,552	187,111	(2,138)
Logum	741,782	484,471	257,311	(28,670)

At March 31, 2011
	Assets	Liabilities	Equity	Net income (loss)
Radar Propriedades Agrícolas S.A.	1,804,609	426,355	1,378,254	151,421
Logum	101,982	8,343	93,639	(4,829)

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

12.	Biological assets

Changes in biological assets (sugarcane plants) are described below:

Balances at April 1, 2009	754,231
Change in fair value	44,871
Increase due to planting and growing costs	647,467
Harvested cane transferred to inventory	(483,325)
Balances at March 31, 2010	963,244
Change in fair value	381,894
Increase due to planting and growing costs	745,572
Harvested cane transferred to inventory	(616,693)
Increase resulting from business combination	87,115
Balances at March 31, 2011	1,561,132
Changes in fair value	60,093
Increase due to planting and growing costs	551,974
Harvested cane transferred to inventory	(401,592)
Proportional consolidation impact due to the formation of JVs (50%) (a)	(803,584)
Balances at March 31, 2012	968,023

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of the biological assets of subsidiaries de-recognized, and the addition of 50% of the fair value  of the biological assets of the JV’s then proportionally consolidated.

(*)	R$19,047 of this amount was allocated in sugar and ethanol inventory as of march 31, 2012.

Sugarcane plants

Areas cultivated represent only sugarcane, without considering the land where these crops are found. The following assumptions were used to determine fair value using the discounted cash flow:

	2012	2011
Crop area (hectares)	382,798	340,386
Expect productivity (tons of cane per hectare)	78,20	84,74
Total amount of recoverable sugar – ATR (kg)	137,27	138,54
Price kg ATR projected average (R$/kg)	0,4881	0,4228

Sugar production depends on the volume and sucrose content of sugarcane grown or supplied by farmers located near the plants. The yield of the crop and the sucrose content in sugarcane mainly depend on weather conditions such as rainfall rate and temperature, which may vary and fluctuate.

Historically, weather conditions have caused volatility in ethanol and sugar production, and consequently in operating results because it cause damage to the annual harvest. Future climate conditions may reduce the amount of sugar and sugarcane that the Company will obtain in a particular season or in the sucrose content of sugarcane. Additionally, the Company’s business is subject to seasonality according to the growth cycle of sugarcane in the south-central region of Brazil. The period of annual harvest of sugarcane in South-Central region of Brazil begins in April / May and ends in November / December. This creates variations in stock, usually high in November to cover sales between crop (i.e. from December to April) and a degree of seasonality in gross profit from sales of ethanol and sugar significantly lower in the last quarter of fiscal year. The seasonality and any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

13.	Property, plant and equipment

Cost:	March 31, 2011	Additions	Write-offs	Transfers	De-consolidation and JVs formation, net (a)	Business combination	March 31, 2012
Land and Rural Properties	1,263,240	-	(40,011)	15,965	384,561	(53,266)	1,570,489
Buildings and Improvements	1,122,256	4,764	(24,559)	89,661	(153,107)	30,899	1,069,914
Machinery, Equipment and Facilities	4,980,432	49,056	(30,209)	330,325	(69,256)	14,196	5,274,544
Airplanes	30,903	4,839	(4,691)	-	-	-	31,051
Rail Car and Locomotives	341,647	-	-	50,000	-	-	391,647
Vessels and Vehicles	323,042	3,046	(6,758)	10,312	(26,703)	167	303,106
Furniture and Fixtures and Computer Equipment	137,206	520	(21,012)	16,114	(8,869)	1,308	125,267
Construction in progress	1,367,712	980,855	(6,022)	(782,762)	(888,102)	3,319	675,000
Major maintenance and inspections of machinery and equipment and parts	1,043,342	362,511	(747,891)	-	(394,513)	-	263,449
Others	4,782	13,077	(17,715)	796	156,568	-	157,508
Total	10,614,562	1,418,668	(898,868)	(269,589)	(999,421)	(3,377)	9,861,975

Depreciation:
Buildings and Improvements	(287,620)	(43,716)	11,539	-	59,344	(2,457)	(262,910)
Machinery, Equipment and Facilities	(1,472,512)	(288,990)	19,506	14,968	346,824	(8,508)	(1,388,712)
Airplanes	(15,195)	(1,839)	860	-	-	-	(16,174)
Rail Car and Locomotives	(6,128)	(12,269)	-	-	-	-	(18,397)
Vessels and Vehicles	(150,146)	(24,667)	4,750	-	47,416	(114)	(122,761)
Furniture and Fixtures and Computer Equipment	(87,460)	(11,297)	18,750	-	(559)	(735)	(81,301)
Major maintenance and inspections of machinery and equipment and parts	(611,859)	(303,082)	747,891	-	167,050	-	-
Others	(3,118)	(6,942)	9,297	-	(103,994)	-	(104,757)
Total	(2,634,038)	(692,802)	812,593	14,968	516,081	(11,814)	(1,995,012)
	7,980,524	725,865	(86,275)	(254,621)	(483,340)	(15,192)	7,866,963

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of the property, plant and equipment of subsidiaries de-recognized, and the addition of 50% of the property, plant and equipment of the JV’s then proportionally consolidated.

Capitalization of borrowing costs

During the year ended March 31, 2012, borrowing costs capitalized amounted to R$71,661 (R$70,543 during the year ended March 31, 2011 and R$43,302 in 2010). The weighted average interest rate, used for capitalization of interest on the balance of construction in progress, was 8.60% per year at 2012 (9.13% per year during the year ended March 31, 2011 and 6.47% in 2011).

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

14.	Intangible assets
Cost	March 31, 2011	Additions	Write-offs	Transfers	De-consolidation and JVs formation, net (a)	Business combination	March 31, 2012
Software license	98,063	849	(20)	14,954	(6,992)	116	106,970
Trademarks	429,671	-	(11,286)	-	190,026	-	608,411
Goodwill	2,697,221	-	(637,534)	-	836,601	35,966	2,932,254
Customer Base	583,420	23,437	-	8,857	269,666	-	885,380
Leases	155,505	-	(232)	-	(75,354)	-	79,919
Distribution rights	170,291	129,340	-	9,381	142,359	-	451,371
Railroad access rights	-	-	-	236,397	-	-	236,397
Others	43,263	12,249	(8,649)	-	75,209	-	122,072
Total	4,177,434	165,875	(657,721)	269,589	1,431,515	36,082	5,422,774

Amortization
Software license	(66,111)	(8,508)	20	-	(10,357)	(100)	(85,056)
Trademarks	(98,710)	(44,579)	-	-	32,858	-	(110,431)
Customer base	(41,038)	(46,904)	-	-	21,796	-	(66,146)
Leases	(15,118)	(3,792)	232	-	6,026	-	(12,652)
Distribution rights	(62,387)	(36,627)	-	-	(34,641)	-	(133,655)
improvement in public concessions				(14,968)	-	-	(14,968)
Others	(4,495)	(13,945)	(222)	-	(48,949)	-	(67,611)
Total	(287,859)	(154,355)	30	(14,968)	(33,267)	(99)	(490,519)
	3,889,575	11,520	(657,691)	254,620	1,398,247	35,983	4,932,255

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of intangible assets of subsidiaries de-recognized, and the addition of 50% of the fair value of the  intangible assets of the JV’s then proportionally consolidated.

Intangible asset (except goodwill)	Annual Amortization rate %	2012	2011

Software	20.00%	21,915	31,952
Trademarks Fuel Distributors (a)	20.00%	260,313	68,696
Trademark Mobil (b)	10.00%	154,082	176,911
Trademark União (c)	2.00%	83,585	85,354
Customer base (d)	3.45%	535,405	247,907
Operation license and customer base (e)	3.70%	283,829	294,475
Favorable operating leases (f)	5.56%	67,267	140,387
Distribution rights (g)	Straight line over contract term	317,717	107,904
Railroad access rights (h)	Over the life of the agreement	221,429	-
Others		54,459	38,768
Total		2,000,001	1,192,354

(a)	Refers to the right to use the trademark of fuel distribution through its joint venture Raízen Combustíveis.
(b)	Refers to the right to use the trademark of Mobil lubricants.
(c)	Refers to the right to use the trademark sugar União arising from business combination.
(d)	Refers to the relationship between Raízen Combustíveis and the gas station that maintain its flags and customer base acquired through business combination.
(e)	Refers to the customer base of Teacu acquired in its business combination
(f)	Refers to favorable lease contracts arising from the acquisition of Curupay
(g)	Intangible assets arising from exclusivity rights for fuel distribution.
(h)
Refers to railroad access rights in connection with cash contributed for improvements made on railroads operated by ALL (America Latina Logistica) based on a transportation agreement with Rumo entered into on December 24, 2009, expiring December 31, 2028.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

14.	Intangible assets (Continued)

Impairment testing of goodwill

For the purpose of impairment testing, goodwill is allocated to the operating segments of the Company, at which goodwill is monitored for purposes of internal administration, not above the Company's operating segments.  Goodwill acquired through business combinations and those arising from the formation of the Joint Venture were allocated to four cash-generating units, which are also operating segments that provide information, as shown below:

Carrying amount of goodwill	2012	2011

Cash-generating unit Raízen Energia	1,405,407	1,877,833
Cash-generating unit Raízen Combustíveis	855,907	184,415
Cash-generating unit Rumo	98,970	63,814
Cash-generating unit Cosan - Other Business	571,970	571,159
Total Goodwill	2,932,254	2,697,221

As defined in the accounting policy described in note 2.3, the Company tests annually the recoverable amount of goodwill. Nonfinancial long term assets, not subject to amortization, are reviewed whenever there are indications that the carrying value is not recoverable.

The Company uses the value in use method to determine the recoverable amount of the asset.  The value in use method is based on the projection of the expected cash flows of cash-generating units. In connection with the application of the value in use method, the key assumptions are sales prices of all commodities, operating costs, capital investment and discount rates.

Management determines its cash flows based on its annual budgets taking into account for each cash generating unit: (i) Raízen Energia: the expected long-term sales price of commodities, productivity of agricultural areas, the performance of total recoverable sugar (“ATR”), and related costs; (ii) Raízen Combustíveis: the expected growth in operations based on gross domestic product and other macroeconomic aspects; (iii) Rumo: expectations of the Brazilian sugar production destined designated mainly for export; (iv) Cosan other businesses, mainly in the expected growth in operations based on gross domestic product and other macroeconomic aspects, as well as expected sales price of commodities. All these cash flows are discounted at rates that reflect specific risks relating to assets relevant to each cash generating unit.

Management has not identified any impairments for its cash generating units. The determination of the recoverable amount depends on certain key assumptions as described above which are influenced by market conditions, technological and economic forces present at the time that the impairment test is undertaken and thus management cannot determine if impairment losses will occur in the future.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

15.	Loans and Long Term Debt

Description (1)	Index	Average annual interest rate (2)	2012	2011	Maturity date
Senior Notes Due 2014	Dollar (USD)	9.5%	322,654	576,814	Jul-14
Senior Notes Due 2017	Dollar (USD)	7.0%	368,601	658,954	Feb-17
BNDES	URTJLP	2.54%	683,586	1,308,034	Oct-25
	Pre fixed	4.5%	185,568	242,508	Jul-20
	UMBND	6.59%	18,365	38,947	Jul-19
	Dollar (USD)	6.94%	11	-	Nov-12
Bank Credit Notes	CDCA	0.55%+CDI	-	31,378	Dec-11
ACC	Dollar (USD)	1.73%	138,369	228,229	Aug-12
Perpetual Notes	Dollar (USD)	8.25%	930,094	1,236,209
Resolution 2471 (PESA)	IGP-M	3.95%	316,108	674,392	Apr-23
	Pre fixed	3.0%	53	114	Oct-25
Rural Credits	Pre fixed	6.75%	20,460	92,352	Oct-12
Working capital	Dollar (USD) + Libor	2.42%	410,002	-	Sep-16
	IGP-M	11%	88	-	Dec-12
	Pre fixed	13.78%	5,332	-	Mar-15
Pre Payments	Dollar (USD) + Libor	4.27%	507,454	736,472	Feb-16
Credit Notes	110% CDI	-	341,226	303,719	Feb-14
	Dollar (USD)	2.35%	52,891	314,105	Feb-13
	Pre-fixed	6.25%	-	10,142	Oct-12
Finame	Pre-fixed	4.83%	397,515	517,842	Jul-20
	URTJLP	2.21%	337,091	187,336	Mar-21
	UMBND	8.44%	16	-	Oct-12
Other	Diverses	Diverses	163,905	74,482	Diverse
			5,199,389	7,232,029
Current			540,237	957,134
Non-Current			4,659,152	6,274,895

(1)
All loans and long-term debt are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled subsidiaries and controlling shareholders, besides other guarantees, such as: i) Credit rights originated from energy contracts (BNDES); ii) CTN and land mortgages; and iii) underlying assets being financed (Finame).

(2)	Financial charges on March 31, 2012;

Long-term debt has the following scheduled maturities:

	2012	2011
13 to 24 months	747,146	745,454
25 to 36 months	1,085,917	762,649
37 to 48 months	1,295,155	1,010,797
49 to 60 months	591,534	777,963
61 to 72 months	179,137	878,092
73 to 84 months	300,921	222,289
85 to 96 months	220,893	453,711
Thereafter	238,449	1,423,940
	4,659,152	6,274,895

PESA - Resolution 2471- Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

From 1998 to 2000, the Company and current the jointly-controlled Raízen Energia renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing it to annual interest rates below 10%, ensuring the repayment of debt’s principal with assignment and transfer of Treasury Certificates, redeemable at the debt clearing, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt is self-cleared by CTN, as mentioned in explanatory note 5.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

15.	Loans and Long Term Debt (Continued)

Senior Notes Due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” in the amount of US$350 million, which are subject to interest of 9.5% per year, payable semiannually in February and August each year, beginning in February 2010.

Senior Notes Due 2017

On January 26, 2007, the wholly-owned indirect controlled Cosan Finance Limited issued Senior Notes in the international market in accordance with the “Regulation S” and “Rule 144A” in the amount of US$ 400 million, which are subject to interest at 7% per annum, payable semiannually in February and August of each year.

BNDES

Refers to the financing of cogeneration projects, greenfields (sugar and ethanol mills) and expansion of the logistics segment.

Perpetual Notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006. Those notes were repaid in May 2011 in connection with the internal restructuring to form the JVs.

On November 5, 2010 and July 13, 2011 the subsidiary Cosan Overseas Limited issued $500,000 of perpetual notes in the foreign market, in accordance with “Regulation S”. These notes bear interest at a rate of 8.25% per year, payable quarterly

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2011 to 2014. These transactions are subject to interest rates ranging from 1.0% to 6.25% per annum payable semiannually and on maturity.

Bank Debt – working capital

On May 16, 2011, a bank debt of US$ 450 million was issued in favor of the jointly-controlled subsidiary Raízen Energia in order to replace (and repay) the perpetual notes issued in 2006. This bank debt matures in two years, its interest is payable quarterly and is subject to Libor + interest of 2.15% per annum.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

15.	Loans and Long Term Debt (Continued)

Finame

Finane borrowings are financing related to financing of machinery and equipment. These loans are subject to interest payable monthly and are secured by underlying financed assets.

Covenants

The Company, its subsidiaries and jointly-controlled entities are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. At March 31, 2012, Cosan, its subsidiaries and jointly-controlled entities were in compliance with its debt covenants.

16.	Tax Payable

Cosan Limited is incorporated in Bermuda which has no income taxes. The following relates to Brazilian taxes of Cosan S.A., its subsidiaries and jointly-controlled entities.

	2012	2011
ICMS – State VAT	66,601	72,265
IPI	4,631	30,661
INSS	13,029	25,309
PIS	5,003	7,229
COFINS	21,294	33,721
Recovery program - Refis IV	1,287,941	670,645
Income Tax	11,973	20,928
Others	33,871	23,597
	1,444,343	884,355
Current	241,719	245,284
Non – current	1,202,624	639,071

Tax recovery program – Law 11.941/09 e Provisional Measure 470/09 (“Refis IV”)

On May 27, 2009 and October 13, 2009, Law 11.941 and MP 470 were approved by the Brazilian government creating a tax recovery program, permitting the taxpayer to settle its federal tax debts, previous recovery programs, and other federal taxes under court discussions with discounts on previously charged penalties and interest and in installments. Such discounts generated a gain of R$270,333, recorded in the 2009 income statement.

Additionally, it was permitted for the taxpayer to offset a portion of the penalties and interest due with its balance of income tax loss carry forwards. MP470 also allowed taxpayers to use tax losses to offset the principal balance related to IPI taxes.

On June 28, 2011 the subsidiary Cosan Lubrificantes e Especialides S.A., successor entity of Esso Brasileira de Petróleo Ltda. (“Essobrás”), joined the tax recovery program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”) (See Note 5).

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

16.	Tax Payable (Continued)

Maturities of long-term taxes payable are as follows:

2012
13 to 24 months	99,083
25 to 36 months	97,707
37 to 48 months	97,254
49 to 60 months	96,909
61 to 72 months	96,270
73 to 84 months	95,229
85 to 96 months	95,229
Thereafter	524,943
1,202,624

17.	Income taxes and social contribution

Cosan is incorporated in Bermuda which has no income taxes. The following relates to Brazilian income taxes of Cosan S.A., its subsidiaries and jointly controlled entities.

a)	Reconciliation of income and social contribution tax expenses:

	2012	2011	2010
Pretax Income	3,302,545	1,182,164	1,505,797
Income tax and social contribution at nominal rate (34%)	(1,122,865)	(401,936)	(511,971)
Adjustments to determine the effective rate:
Equity pick up	11,311	8,563	1,421
Non-deductible donations	(3,817)	(9,131)	(4,167)
Non-taxable income of the Company	406	(3,026)	11,201
Tax effect due tax recovery program – REFIS IV	-	-	59,038
Others	4,752	(8,978)	21,174
Income Tax and Social contribution Expense( current and deferred)	(1,110,213)	(414,508)	(423,304)
Effective Rate	33.62%	35.06%	28.12%

b)	Deferred income tax on assets and liabilities

	2012				2011
	Basis	IRPJ 25%	CSLL 9%	Total	Total
Tax Losses:
Tax Losses	2,205,303	551,326	-	551,326	273,555
Negative basis of social contribution	2,198,476	-	197,863	197,863	99,609

Temporary Differences:
Monetary exchange	(109,962)	(27,491)	(9,897)	(37,388)	(274,189)
Accelerated depreciation	(55,192)	(13,798)	-	(13,798)	(4,596)
Goodwill	(678,008)	(169,502)	(61,021)	(230,523)	(252,323)
Business Combination	(1,585,714)	(396,429)	(142,714)	(539,143)	(626,913)
Gain on the de-recognition of subsidiaries operations to form the JVs	(3,501,590)	(875,397)	(315,143)	(1,190,540)	-
FMV of PP&E and intangible assets on JVs	(2,618,000)	(654,500)	(235,620)	(890,120)	-
Deemed Cost	(366,151)	(91,537)	(32,954)	(124,491)	(124,490)
Other effects	1,107,081	276,770	99,638	376,408	113,715

Total of deferred taxes		(1,400,558)	(499,848)	(1,900,406)	(795,632)
Deferred Income Tax – Asset				543,024	116,985
Deferred Income Tax – Liabilities				(2,443,430)	(912,617)

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

17.	Income taxes and social contribution (Continued)

b)	Deferred income tax on assets and liabilities (Continued)

In assessing the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at March  31, 2012, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Income tax losses carry forward and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned, with no statutory limitation period.

18.	Provision for judicial demands

	2012	2011
Tax	620,835	418,744
Civil	168,952	82,599
Labor	261,890	164,939
	1,051,677	666,282

Judicial deposits on March 31, 2012  and 2011 are presented as flows:

	2012	2011
Tax	411,619	167,547
Civil	26,970	15,385
Labor	65,142	31,887
Other	5,504	3,553
	509,235	218,372

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

18.	Provision for judicial demands (Continued)

Changes in provision for judicial demands:
	Tax	Civil	Labor	Total
Balance at March 31, 2010	397,051	66,556	148,376	611,983
Provision	36,103	61,217	38,818	136,138
Settlements	(6,648)	(11,278)	(27,901)	(45,827)
Write off	(45,094)	(59,767)	(4,418)	(109,279)
Addition from acquisition	14,722	3,404	4,882	23,008
Monetary variation	22,610	22,467	5,182	50,259
Balance at March 31, 2011	418,744	82,599	164,939	666,282
Provisions of the period	102,919	67,685	73,379	243,983
Settlements	(1,856)	(20,772)	(2,857)	(25,485)
Write-off	(57,337)	(42,591)	(10,085)	(110,013)
Net addition from de-consolidation of subsidiaries and formation of the JVs (a)	128,206	65,165	18,910	212,281
Monetary variation	30,159	16,866	17,604	64,629
Balance at March 31, 2012	620,835	168,952	261,890	1,051,677

(a)
The Company has reflected this roll-forward activity as a “net” adjustment.  This net adjustment would actually represent the de-consolidation of 100% of the provisions of de-recognized, and the addition of 50% of the fair value of provisions of the JV’s then proportionally consolidated.

Judicial demands deemed as probable loss

(a)	Tax

The major tax legal proceeding as of March 31, 2012 and 2011 are described as follows:

Description	2012	2011
IPC – 89 (i)	82,173	80,273
Compensation with Finsocial (ii)	195,421	183,706
CIDE (iii)	93,841	-
ICMS credits (iv)	97,552	56,880
PIS and COFINS	17,445	8,220
IPI	15,970	20,759
IRPJ and CSLL	2,110	2,093
Other	116,323	66,813
	620,835	418,744

(i)
Since 1993, the subsidiary Cosan Lubrificantes e Especialidades (“Cosan CLE”) filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, considering the such index did not reflect the actual inflation back then. The use of this index led the Company to supposedly overstate and overpay the income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position, using indexes that accurately measured the inflation over the period. In doing so the company adjusted the amounts of income and social contribution taxes payable and identified that overpayments for both taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997, which led the Company to record a provision in relation to those court rulings. There are no judicial deposits in connection with this provision.

(ii)
During the period from October 2003 to November 2006 the subsidiary Cosan CL  compensated FINSOCIAL with several other federal taxes, based on a final court decision in Set/2003 in the context of an action that was discussed the constitutionality of the FINSOCIAL. No judicial deposits related to these processes.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

18.	Provision for judicial demands (Continued)

Judicial demands deemed as probable loss (Continued)

(a)	Tax (Continued)

(iv)
Prior the formation of the JV, Raízen Combustíveis, former Shell Brasil Ltda, recorded CIDE on services provided by operations. This contingency will be reimbursed by Shell if any payment is required , an equivalent amount is recorded as a receivable. Judicial deposits in connection with this provision amount to R$170,835.

(v)
The provision for ICMS credits is comprised of: (a) tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) recovery of credits and financial charges on issues in which Company´s management has a differing view from the tax authorities. Judicial deposits in connection with this provision amount to R$8,392.

(b)	Civil and Labor claims

The Company, its subsidiaries and jointly-controlled entities are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims related to sugarcane stubble burning; and (iii) environmental matters.

The Company, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premium and risk premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

Judicial demands deemed as possible loss

(a)	Tax claims

The main tax claims for which the unfavorable outcome is deemed possible and, therefore, no provision for legal claims was recorded in the financial statement, are as follows:

	2012	2011
Withholding income taxes (i)	204,249	194,498
ICMS – State VAT (ii)	1,705,220	490,896
IPI – Federal VAT (iii)	378,735	270,817
Compensation with IPI – IN 67/98 (iv)	188,479	181,292
Contribution to IAA - Sugar & Ethanol Institute	2,637	-
INSS - social security and other (v)	83,875	72,616
PIS and COFINS (vi)	529,257	163,129
IR/CSLL (vii)	532,131	-
Others	490,834	197,884
	4,115,417	1,571,132

(i)	Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

18.	Provision for judicial demands (Continued)

Judicial demands deemed as possible loss (Continued)

(a)	Tax claims (Continued)

(ii)	ICMS

Refers mainly to (i) tax assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation, (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books and (iv) ICMS concerning rate difference due to ethanol sales to companies located in other states, which, subsequently, had their registrations revoked and (v) disallowance of credit resulting from the acquisition of diesel used in the production process.

(iii)	IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved industrial establishments to transfer certain products without payment of IPI tax. Sugarcane was for the period between July 6, 1995 and November 16, 1997 and refined sugar between January 14, 1992 and November 16, 1997. Such rule was challenged by the Federal Revenue Secretariat against the Company.

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

(v)	INSS

Refers mainly to tax assessment received and defended by the legal counsel, concerning social security contribution on: (i) stock option plan and (ii) export sales and (iii) resale of materials for companies under common control and suppliers.

(vi)	PIS e COFINS

Refers, mainly, to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the Internal Revenue Service in regard to raw materials. Such discussions are still at the administrative level.

(vii)	IR/CSLL – Assessment Notice

In December 2011, the Company received notices of violation in the amount of R$400,318, drawn up by the Federal Revenue of Brazil charging of income tax and social calendar years 2006 to 2009, questioning: (i) deductibility of expenses for amortization of certain goodwill (ii) compensation for tax losses and negative social contribution calculation and (iii) tax on revaluation differences of the property included in fixed assets. The Company filed its defense in January 2012 and, together with its legal advisors, classified as remote loss amounted to R $ 207,078 as a possible loss and the amount of R$204,221. The remaining R$327,710 refers to various other claims in connection with income taxes and social contribution in several legal entities pertaining the subsidiaries and jointly controlled entities.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

18.	Provision for judicial demands (Continued)

Judicial demands deemed as possible loss (Continued)

(b)	Civil and labor

The main civil and labor claims for which the unfavorable outcome is deemed possible are as follow:

	2012	2011
Civil	869,954	377,608
Labor	1,200,573	302,289
	2,070,527	679,897

19.	Commitments

Sales

The jointly-controlled entity “Raízen Energia” is mainly engaged in the commodities market and sales are substantially performed at the price on the date of sale. However, Raizen Energia has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, as March 31, 2012 are as follows:

2012(*)
2012-2013 harvest	2,518,640
2013-2014 harvest	1,714,101
Total	4,232,741

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Purchases

Raízen Energia has several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by the jointly-controlled is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest, in thousands of tons on March 31, 2012 are as follows:

Fiscal Year	2012	(*)
2012-2013 harvest	25,130
2013-2014 harvest	24,747
2014-2015 harvest	22,096
2015-2016 harvest	19,624
After 2016	129,601
Total	221,198

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

19.	Commitments (Continued)

Purchases (Continued)

The jointly-controlled entity Raízen Energia has contracts to purchase industrial equipment intended for maintenance and expansion of the mills, as well as to meet the demand of the electric energy co-generation project, in the total amount of R$80,076 on March 31, 2012.

The Company through its subsidiary Rumo entered into a commitment to invest in rail track improvements aimed at the expansion of the logistics business, as follows:

Fiscal Year	2012
2013	489,794
2014	44,000
2015	2,000
Total	535,794

Lease Agreements

Operating Leases

Raizen Energia has operating lease contracts on land used for planting sugarcane, which will end within 20 years. The minimum payments related to these obligations are calculated on a straight-line basis over the term of the lease. The costs for these contracts during the year ended March 31, 2012, 2011 and 2010 consisted of the following:

	2012 (*)	2011	2010
Minimum installment	214,949	155,800	113,953
Variable installment	280,930	186,484	112,990
Total	495,879	342,284	226,943

(*) Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2012 are:

	Raízen Energia (*)	Rumo
Within 1 year	553,815	37,303
Over 1 year, less than 5 years	1,673,249	241,741
More than 5 years	1,676,005	-
Total	3,903,069	279,044

(*) Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

20.	Equity

a)	Common Stock

As of March 31, 2012 and March 31, 2011 Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B 1 shares	%
Queluz Holding Limited	7,941,111	4,55	66,321,766	68,85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31,15
Gávea Funds	39,445,393	22,62	-	-
Others	126,968,837	72,83	-	-
Total	174,355,341	100,00	96,332,044	100,00

Class B1 shares entitle their holders to 10 votes per share and Class A shares entitle holders to 1 vote per share.

b)	Repurchase of shares

On September 16, 2011, the Board of Directors approved a stock repurchase plan for the purpose of maintenance in treasury, cancellation or disposal. The repurchase of shares is due to 365 days and the maximum amount of repurchase is US$100 million.

During the year ended March 31, 2012, the Company acquired 5,306,502 shares for R$109,392. The average  value acquired during the period was R$20.52, and the maximum and minimum value were R$22.40 and R$17.58, respectively.

As of March 31, 2011, the Company has 5,306,502 treasury shares, which market value, at that date, was R$27.06.

c)	Earnings per share

The table below presents the reconciliation of the net income and the weighted average value per share used to the calculation of the basic and diluted earnings per share.

Cosan Limited does not have any dilutive potential shares outstanding, therefore the table below presents the calculation of basic and diluted earnings per share to exercise year ended March 31, 2012 and March 31, 2011:

	2012		2011		2010
Numerator:
Net income – attributable to owners of the Company		1,181,342		470,906		706,094
Denominator:
Weighted average shares outstanding		266,678,062		270,687,385		270,687,385
Basic and diluted earnings per share	R$	4.40	R$	1.74	R$	2.61

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

21.	Gain on the de-recognition of subsidiaries operations to form the Joint Ventures (Raízen Energia e Raízen Combustíveis)

As mentioned in note 1, on June 1, 2011, the Company concluded, together with Shell, the formation of two joint ventures: (1) Raízen Combustíveis, in the fuel distribution segment, and (ii) Raízen Energia, in the sugar and ethanol segment. The Company through its subsidiary Cosan S.A. and Shell share the control of the two entities, each one has 50% of the economic control.

The formation of Raízen Energia and Raízen Combustíveis has the objective to create one of the world’s largest producers of sugar, ethanol and bioenergy produced from sugarcane and one of the largest fuel distributors in the Brazilian market.

Due to the formation of Raízen Energia and Raízen Combustíveis, the Company contributed its sugar and ethanol businesses, deconsolidating the related assets and liabilities and recording the remaining interest at fair value.

The process of deconsolidating the contributed business, on June 1, 2011, and the recognition of the new interest at fair value produced a gain of R$2,752,730 recorded during the year and shown below:

Fair value of the remaining interest in the joint ventures (a)	8,105,546
Book value of business (assets and liabilities) contributed	(4,257,640)
Gain on derecognition of subsidiaries upon formation of JV	3,847,906
Other amounts directly attributable to de-recognition of subsidiaries:
Write-off of recoverable taxes not realizable upon de-consolidation (b)	(83,465)
Write-off of goodwill previously recorded by Cosan S.A. and Cosan Limited related to the contributed subsidiaries	(637,534)
Write-off of unrealized losses in relation to hedge accounting entered into by Cosan S.A. in relation to the operations of the de-consolidated subsidiaries	(157,988)
Pre-existing commitments of the de-consolidated subsidiaries	(78,995)
Other amounts (c)	(137,194)
Gain de-recognition of subsidiaries upon formation of joint ventures	2,752,730

(a)	Based on appraisal report prepared by independent appraisers.
(b)	Recoverable taxes recorded by Cosan S.A., considered not realizable, and if received will be reimbursed to Raízen Energia.
(c)	Other amounts include transactional costs that were directly linked to the de-recognition of the subsidiary operations

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

21.	Gain on the de-recognition of subsidiaries operations to form the Joint Ventures (Raízen Energia e Raízen Combustíveis) (Continued)

Considering that Cosan chose to consolidate proportionally the joint ventures, the fair value of the remaining interest was allocated to the 50% proportion of the fair value of the assets and liabilities of these entities with the purpose to determine the goodwill of the transaction, as show below:

	Raízen Energia	Raízen Combustíveis	Total
Fair value of assets and liabilities:
Cash and cash equivalents	358,457	273,359	631,816
Restricted cash	61,655	-	61,655
Account Receivable	385,651	1,026,274	1,411,925
Derivatives	114,204	-	114,204
Inventories	746,561	831,258	1,577,819
Receivable from Shell	1,853,269	-	1,853,269
Other assets	1,691,561	1,527,766	3,219,327
Investments	120,764	-	120,764
Biological Assets	1,607,170	-	1,607,170
Property, plant and equipment	9,313,801	2,719,498	12,033,298
Intangible Assets	253,152	1,826,224	2,079,376
Loan and financing	(5,579,218)	(926,268)	(6,505,486)
Suppliers	(471,495)	(557,912)	(1,029,407)
Taxes payable	(255,939)	35,550	(220,389)
Other Liabilities	(2,918,758)	(2,296,137)	(5,214,895)
Non-controlling interests	(16,457)	(35,527)	(51,984)
Net assets at fair value:	7,264,378	4,424,085	11,688,462
Cosan’s interest - 50%	3,632,190	2,212,042	5,844,232
Goodwill allocated	1,405,407	855,907	2,261,314
Fair value of the remaining interest in joint ventures	5,037,597	3,067,949	8,105,546

The goodwill of the transaction (R$2,261,314) was allocated to the segments Raízen Energia and Raízen Combustíveis in the proportion of net assets at fair value of each of these investments.

Additional Pro Forma Information

If the JVs formed during 2012 had been included in the income statement since the beginning of the year the revenue would be R$26,394,754 and net income would be R$2,264,333.

The Company´s share of the assets and liabilities as at March 31, 2012 and income and expenses of the jointly controlled entity for the year then ended, which is proportionally consolidated in the consolidated financial statements, are as presented in Note 29 – Segment Information. The contingent liabilities and capital commitments of the JVs are disclosed in Notes 18 and 19.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

22.	Gross Sales

	2012	2011	2010
Gross revenue from sales of products and services	25,917,922	19,783,250	16,685,884
Indirect taxes and deductions	(1,821,041)	(1,719,770)	(1,349,829)
Net revenue	24,096,881	18,063,480	15,336,055

23.	Expenses by nature

Reconciliation of expenses by nature

The expenses are presented in the consolidated results by function. The reconciliation of income by nature/purpose for the years ended March 31, 2012, 2011 and 2010 is detailed as follows:

a)	Expenses by nature:
	2012	2011	2010
Raw-material	(4,612,407)	(3,657,462)	(3,902,508)
Resale fuels	(15,060,815)	(10,084,103)	(8,393,136)
Payroll	(568,061)	(905,510)	(694,939)
Commercial expenses	(535,439)	(179,283)	(221,332)
Transportation and loading	(401,339)	(545,212)	(315,177)
Depreciation and amortization	(1,142,780)	(742,307)	(644,635)
Other expenses	(926,494)	(607,652)	(464,006)
	(23,247,335)	(16,721,529)	(14,635,733)

b)	Segregated as:
	2012	2011	2010
Cost of goods sold	(21,465,009)	(15,150,079)	(13,271,331)
Selling	(1,136,285)	(1,026,000)	(862,726)
General and Administrative	(646,041)	(545,450)	(501,676)
	(23,247,335)	(16,721,529)	(14,635,733)

24.	Financial results, net

	2012	2011	2010
Financial Expense
Interests	(546,850)	(586,887)	(556,466)
Monetary variation	(15,624)	(81,341)	(64,395)
Others	(25,615)	(9,138)	(1,527)
	(588,089)	(677,366)	(622,388)
Financial Income
Interests	50,009	63,791	96,521
Monetary variation	26,312	34,018	13,374
Investments	131,115	90,345	52,530
Others	372	603	39,606
	207,808	188,757	202,031

Foreign exchange variation, net	(93,888)	282,706	558,977

Derivatives, net
Commodities derivatives	18,472	6,524	(186,268)
Exchange rate and interest derivatives	(711)	34,984	517,216
Warrants in associates	(22,141)	13,248	23,873
	(4,380)	54,756	354,821
	(478,549)	(151,147)	493,441

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

25.	Other Income (expense), net

	2012	2011	2010
Other income
Gain on sale of aviation fuel distribution business	-	-	52,031
Gain on disposal of property, plant and equipment	93,892	43,708	-
Revenue from the sale of scrap and waste	2,862	6,950	6,417
Rental and leasing income	57,197	4,111	6,215
Reversal of allowance for doubtful accounts with related party	28,804	-	-
Revenue from Royalties	19,739	-	-
Revenue from customer base	14,827	-	-
Other Income	44,075	8,908	11,536
	261,396	63,677	76,199
Other expense
Provision for judicial demands	(80,835)	(23,828)	(25,829)
Internal costs on Rumo transaction	(1,971)	(20,319)	-
Donations	-	(12,335)	-
Expenses of subsidiaries acquisition and start up	(9,497)	(6,517)	-
Other expense	(23,543)	(34,506)	(12,847)
	(115,846)	(97,505)	(38,676)
	145,550	(33,828)	37,523

26.	Financial Instruments

Financial risk management

a)	Overview

The Company is exposed to the following risk related to the use of financial instruments:

•	Price risk
•	Foreign exchange rates
•	Interest rates
•	Credit risk
•	Liquidity risk

This note presents information about the Company, its subsidiaries and jointly-controlled entities exposure for which risk above, the object of the Company’s risk management policies, the polices and processes for measurement, risk management and capital management.

b)	Risk management structure

The risks of each type of business markets are managed and monitored by the company and, where applicable, has risk committees to discuss and determine the hedge strategy of the company in accordance with its policies and guidelines.

There is, in Raízen Energia, a Risk Committee that meets weekly to analyze the behavior of commodity markets (mainly sugar), exchange rate and decide about coverage position and sugar pricing strategy to export, seeking to reduce the adverse effects of changes in prices and exchange rates, as well as monitor the liquidity risk and counterparty risk (credit).

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

b)	Risk management structure (Continued)

The Company, its subsidiaries and its jointly-controlled entities are exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

At March 31, 2012 and 2011, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	P&L (*)
Raízen Energia
Price risk
Commodity derivatives
Future agreements	1,194,225	-	24,377	-	24,377
Option agreements	8,954	-	782	-	38
			25,159	-	24,415
Price risk
Exchange rate derivatives
Future agreements	490,949	-	1,682	-	1,431
Option agreements	258,690	-	1,773	-	1,773
Price risk	256,381	-	3,403	-	3,403
			6,858	-	6,607

Interest rate risk
Derivative interest	318,868	-	(1,495)	-	(1,495)
			(1,495)	-	(1,495)

Total Raízen Energia			30,522	-	29,527
Consolidated Cosan (50% Raízen Energia)			15,261	-	14,764

Derivatives in the Company and subsidiaries

Price risk
Commodity derivatives
Future agreements	-	1,308,033	-	(68,906)	-
Option agreements	-	10,364	-	(17,484)	-
			-	(86,390)	-
Price risk
Exchange rate derivatives
Future agreements	-	(114,204)	-	(117)	-
Option agreements	325,029	694,599	(5,282)	9,900	(5,282)
			(5,282)	9,783	(5,282)
Total Cosan (including 50% Raízen Energia)			9,979	(76,607)	9,482
Total of Assets			19,590	55,682
Total of Liabilities			(9,611)	(132,289)
(*) Values from the income statement calculated for the year ended March 31, 2012.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

c)	Price Risk

This arises from the potential for fluctuations in the market prices of products sold by the Raizen Energia, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues.  To mitigate these risks, the Raizen Energia constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

Price Risk : derivatives of commodities open at March 31, 2012
Derivatives	Purchased / Sold	Market	Contract	Maturity	Notional (units)		Notional (R$ thousand)	Fair Value (R$ thousand)
Contracted financial Instruments by Raízen Energia

Composition of balances of derivative financial instruments designated in hedge accounting

Future	Sold	NYBOT	Sugar#11	1-May-12	129,241	T	132,392	4.106
Future	Sold	NYBOT	Sugar#11	1-Jul-12	440,050	T	434,844	13,778
Future	Sold	NYBOT	Sugar#11	1-Oct--12	551,358	T	534,580	5,901
Future	Sold	NYBOT	Sugar#11	1-Mar-13	110,851	T	109,453	223
Future	Sold	NYBOT	Sugar#11	1-Jul-13	204	T	191	(5)
Sub-total of future sugar sold					1,231,704	T	1,211,460	24,003

Composition of balances of derivative financial instruments not- designated in hedge accounting

Future	Purchased	NYBOT	Sugar#11	1- May-12	(25,808 T	)	(25,589)	28
Future	Purchased	NYBOT	Sugar#11	1-Jul-12	(10,160 T	)	(9,562)	160
Future	Purchased	NYBOT	Sugar#11	1-Out-12	(2,693 T	)	(2,462)	120
Future	Purchased	NYBOT	Sugar#11	1-May-13	(1,422 T	)	(1,338)	64
Future	Purchased	NYBOT	Sugar#11	1-May-13	(254 T	)	(240)	8
Future	Purchased	NYBOT	Sugar#11	1-Jul-13	(203 T	)	(187)	8
Sub-total of future sugar purchased					(40,540 T	)	(39,378)	388
Sub-total of future sugar					1,191,164	T	1,172,082	24,391
Call	Purchased	NYBOT	Sugar#11	1-May-12	(5,080 T	)	(57)	14
Call	Purchased	NYBOT	Sugar#11	1-Jul-12	(111,766 T	)	(2,760)	269
Sub-total of call purchased					(116,846 T	)	(2,817)	283
Call	Sold	NYBOT	Sugar#11	1-May-12	27,687	T	2,751	(11)
Call	Sold	NYBOT	Sugar#11	1-Jul-12	76,204	T	4,500	(184)
Call	Sold	NYBOT	Sugar#11	1-Jul-12	35,562	T	1,820	(86)
Sub-total of call sold					139,453	T	9,071	(281)
Put	Purchased	NYBOT	Sugar#11	1-May-12	27,687	T	2,699	779
Sub-total de put purchased					27,687	T	2,699	779
Sub-total of options of sugar							8,953	781
Future	Sold	BMFBovespa	ETH	30-Mar -12	16,560 m³		20,430	8
Future	Sold	BMFBovespa	ETH	30-Apr-12	18,210 m³		22,642	(18)
Sub-total of future ethanol sold					34,770 m³		43,072	(10)
Future	Purchased	BMFBovespa	ETH	30-Mar-12	(5,910 m³	)	(7,473)	(3)
Future	Purchased	BMFBovespa	ETH	30-Mar -12	(10,650 m³	)	(13,456)	-
Sub-total of future ethanol purchased	(16,560 m³	)	(20,929)	(3)
Sub-total of future ethanol	18,210 m³		22,143	(13)
Total of commodities			1,203,178	25,159

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)
Price risk: commodity derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional		Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Future	Short	NYBOT	#11	1-May-11	23,150T		26,442	(392)
Future	Short	NYBOT	#11	1-May-11	208,239T		200,552	(2,154)
Future	Short	NYBOT	#11	1-Jul-11	520,877T		424,617	(43,705)
Future	Short	NYBOT	#11	1-Oct-11	513,460T		388,694	(56,734)
Future	Short	NYBOT	#11	1-Mar-12	139,656T		121,973	2,827
Sub-total of futures of Sugar Sold					1,405,382T		1,162,278	(100,159)

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	NYBOT	#11	1-May-11	(55,883T	)	(49,591)	4,807
Future	Long	NYBOT	#11	1-Jul-11	(7,620T	)	(6,786)	66
Future	Long	NYBOT	#11	1-Oct-11	(50,802T	)	(40,314)	3,758
Future	Long	NYBOT	#11	1-Mar-12	(84,027T	)	(49,064)	22,623
Sub-total of futures of Sugar Purchased					(198,333T	)	(145,755)	31,253

Call	Short	NYBOT/OTC	#11	1-Oct-11	43,182T		985	(6,559)
Call	Short	NYBOT	#11	1-Oct-11	55,883T		3,651	(7,826)
Call	Short	NYBOT	#11	1-Jul-12	101,605T		1,177	(4,597)
Sub-total of Call Sold					200,669T		5,813	(18,981)
Put	Long	NYBOT/OTC	#11	1-Oct-11	43,182T		985	574
Put	Long	NYBOT/OTC	#11	1-Oct-11	55,883T		3,566	923
Sub-total de Put Purchased					99,065T		4,551	1,497
Total de Commodities							1,026,888	(86,390)

The fair value of these derivatives was measured by observable factors, such as quoted prices in active markets and, in some cases, by means of models whose assumptions are observable in the market.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)
26.	Financial Instruments (Continued)

d)	Foreign Exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by its subsidiaries and jointly-controlled entities for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  Its subsidiaries and jointly-controlled entities use derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions outstanding on March 31, 2012 of derivatives used to hedge exchange rates:

Price Risk : derivatives of foreign currencies open in March 31, 2012
Derivatives	Purchased / Sold	Market	Contract	Maturity	Notional (USD)	Notional (R$ Thousand)	Fair Value (R$ Thousand)
Financial instruments contracted by Raizen Energia

Composition of balances of derivative financial instruments designated in hedge accounting

Term	Sold	OTC/Cetip	NDF	02-Apr-12	141,000	258,690	1,773
Sub-total of term sold					141,000	258,690	1,773

Composition of balances of derivative financial instruments non-designated in hedge accounting

Future	Sold	BMFBovespa	Commercial Dollar	02-Apr-12	898,000	1,563,367	6,954
Future	Sold	BMFBovespa	Commercial Dollar	02-May-12	330,500	608,037	1,614
Future	Sold	BMFBovespa	Commercial Dollar	02-May-12	3,250	5,967	(3)
Sub-total of future sold					1,231,750	2,177,371	8,565
Future	Purchased	BMFBovespa	Commercial Dollar	02-Apr-12	(922,000)	(1,685,044)	(6,882)
Future	Purchased	BMFBovespa	Commercial Dollar	02-May-12	(750)	(1,378)	(1)
Sub-total of future purchased					(922,750)	(1,686,422)	(6,883)

Exchange lock	Sold	OTC	Exchange lock	02-Jul-12	20,000	38,254	1,121
Exchange lock	Sold	OTC	Exchange lock	02-Jul-12	30,000	58,104	2,575
Exchange lock	Sold	OTC	Exchange lock	06-Set-12	20,000	36,044	(1,445)
Exchange lock	Sold	OTC	Exchange lock	13-Set-12	40,250	74,881	(768)
Exchange lock	Sold	OTC	Exchange lock	24-Set-12	25,000	49,098	1,920
					135,250	256,381	3,403
Total of Exchange rate derivatives (Raízen Energia)					585,250	1,006,020	6,858

Derivatives	Purchased / Sold	Market	Contract	Maturity	Number of Contracts	Strike	Middle Price	Fair Price	Notional (USD)	Notional (R$ mil)	Fair Value (R$ thousand)
Term	Purchased	OTC	NDF	4-May-12	1	-	1.8944	1.8417	(6,188)	11,722	348
Term	Purchased	OTC	NDF	4-May-12	1	-	1.6789	1.8417	(4,197)	7,047	(660)
Term	Purchased	OTC	NDF	3-Aug-12	1	-	1.9358	1.8771	(4,197)	7,239	(597)
Term	Purchased	OTC	NDF	3-Aug-12	1	-	1.7247	1.8771	(6,188)	11,978	389
Term	Purchased	OTC	NDF	1-Nov-12	1	-	1.9780	1.9166	(4,197)	7,390	(563)
Term	Purchased	OTC	NDF	1-Nov-12	1	-	1.7607	1.9166	(6,188)	12,239	455
Term	Purchased	OTC	NDF	4-Feb-13	1	-	2.0209	1.9508	(4,197)	7,546	(524)
Term	Purchased	OTC	NDF	4-Feb-13	1	-	1.7978	1.9508	(6,188)	12,504	525
Term	Purchased	OTC	NDF	3-May-13	1	-	2.0589	1.9737	(4,197)	7,696	(472)
Term	Purchased	OTC	NDF	3-May-13	1	-	1.8336	1.9737	(6,188)	12,739	597
Term	Purchased	OTC	NDF	2-Aug-13	1	-	2.1005	2.0103	(4,197)	7,859	(430)
Term	Purchased	OTC	NDF	2-Aug-13	1	-	1.8724	2.0103	(6,188)	12,997	653
Term	Purchased	OTC	NDF	4-Nov-13	1	-	2.1424	2.0480	(4,197)	8,032	(386)
Term	Purchased	OTC	NDF	4-Nov-13	1	-	1.9137	2.0480	(6,188)	13,256	699
Term	Purchased	OTC	NDF	4-Feb-14	1	-	2.1852	2.0850	(4,197)	8,190	(358)
Term	Purchased	OTC	NDF	4-Feb-14	1	-	1.9513	2.0850	(6,188)	13,521	747
Term	Purchased	OTC	NDF	2-May-14	1	-	2.2211	2.1210	(4,197)	8,340	(329)
Term	Purchased	OTC	NDF	2-May-14	1	-	1.9870	2.1210	(6,188)	13,743	770
Term	Purchased	OTC	NDF	4-Aug-14	1	-	2.2630	2.1610	(4,197)	8,507	(288)
Term	Purchased	OTC	NDF	4-Aug-14	1	-	2.0268	2.1610	(6,188)	14,002	820
Term	Purchased	OTC	NDF	4-Nov-14	1	-	2.3048	2.2002	(4,197)	8,666	(250)
Term	Purchased	OTC	NDF	4-Nov-14	1	-	2.0648	2.2002	(6,188)	14,261	876
Term	Purchased	OTC	NDF	4-Feb-15	1	-	2.3429	2.2394	(4,197)	8,813	(221)
Term	Purchased	OTC	NDF	4-Feb-15	1	-	2.0997	2.2394	(6,188)	14,497	915
Term	Purchased	OTC	NDF	4-May-15	1	-	2.3800	2.2564	(4,197)	8,942	(201)
Term	Purchased	OTC	NDF	4-May-15	1	-	2.1305	2.2564	(6,188)	14,726	957
Term	Purchased	OTC	NDF	4-Aug-15	1	-	2.4247	2.2564	(4,197)	9,089	(169)
Term	Purchased	OTC	NDF	4-Aug-15	1	-	2.1656	2.2564	(6,188)	15,003	1,032
Term	Purchased	OTC	NDF	4-Nov-15	1	-	2.4653	2.2564	(4,197)	9,231	(140)
Term	Purchased	OTC	NDF	4-Nov-15	1	-	2.1994	2.2564	(6,188)	15,254	1,087
Total Exchange rate derivatives (Company and subsidiaries)									(155,775)	325,029	5,282

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

Exchange risk : exchange derivatives outstanding on March 31, 2011
Derivatives	Long/Short	Market	Agreement	Maturity	Notional	Fair value

Composition of derivatives financial instruments designated in hedge accounting

Forward	Short	OTC/Cetip	NDF	1-Apr-11	166,150	3,279
Forward	Short	OTC/Cetip	NDF	31-May-11	117,782	2,094
Forward	Short	OTC/Cetip	NDF	1-Jul-11	84,645	1,349
Forward	Short	OTC/Cetip	NDF	1-Aug-11	85,300	1,422
Forward	Short	OTC/Cetip	NDF	3-Oct-11	396,618	11,046
Forward	Short	OTC/Cetip	NDF	2-Jan-12	91,075	3,744
Sub-total of Forward Sold					941,570	22,932

Composition of derivatives financial instruments not designated in hedge accounting

Future	Long	BMFBovespa	Commerc. U.S. dollar	2-May-11	(114,204)	(117)
Sub-total of Future Purchased					(114,204)	(117)
Forward	Long	OTC	NDF (Offshore)	4-May-11	(10,780)	(625)
Forward	Long	OTC	NDF (Offshore)	4-Aug-11	(11,014)	(619)
Forward	Long	OTC	NDF (Offshore)	4-Nov-11	(11,246)	(613)
Forward	Long	OTC	NDF (Offshore)	3-Feb-12	(11,489)	(604)
Forward	Long	OTC	NDF (Offshore)	4-May-12	(11,722)	(584)
Forward	Long	OTC	NDF (Offshore)	3-Aug-12	(11,978)	(586)
Forward	Long	OTC	NDF (Offshore)	1-Nov-12	(12,239)	(595)
Forward	Long	OTC	NDF (Offshore)	4-Feb-13	(12,504)	(595)
Forward	Long	OTC	NDF (Offshore)	3-May-13	(12,739)	(571)
Forward	Long	OTC	NDF (Offshore)	2-Aug-13	(12,997)	(534)
Forward	Long	OTC	NDF (Offshore)	4-Nov-13	(13,256)	(493)
Forward	Long	OTC	NDF (Offshore)	4-Feb-14	(13,521)	(462)
Forward	Long	OTC	NDF (Offshore)	2-May-14	(13,743)	(476)
Forward	Long	OTC	NDF (Offshore)	4-Aug-14	(14,002)	(617)
Forward	Long	OTC	NDF (Offshore)	4-Nov-14	(14,261)	(754)
Forward	Long	OTC	NDF (Offshore)	4-Feb-15	(14,497)	(872)
Forward	Long	OTC	NDF (Offshore)	4-May-15	(14,726)	(991)
Forward	Long	OTC	NDF (Offshore)	4-Aug-15	(15,003)	(1,152)
Forward	Long	OTC	NDF (Offshore)	4-Nov-15	(15,254)	(1,291)
Sub-total of Forward Purchased					(246,970)	(13,033)
Total of exchange rate derivatives					580,395	9,783

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

On March 31, 2012 and 2011, the Company, its subsidiaries and its jointly-controlled entities had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	2012		2011
	R$	US$ (in thousands)	R$	US$ (in thousands)
Bank accounts	6,349	3,484	130,455	80,098
Restrict Cash	45,976	25,232	126,872	77,898
Accounts receivable	164,681	90,380	7,556	4,639
Related Parties (Shell)	436.362	239,483	-	-
Loans	(2,915,388)	(1,600,015)	(3,791,517)	(2,327,943)
Net foreign exchange exposure	(2,262,020)	(1,241,436)	(3,526,634)	(2,165,308)

e)	Effect of Hedge Accounting

The jointly-controlled entity Raízen Energia formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The derivative financial instruments of Sugar # 11 (NYBOT or OTC) were designated to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

Raizen Energia records gains and losses deemed effective for purposes of hedge accounting to a specific account in equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss. On March 31, 2012, the amounts recorded in other comprehensive income related to hedge accounting are as follows:

			Expected period to affect P&L
Derivative	Market	Risk	2012/2013	2013/2014	Total

Future	OTC / NYBOT	#11	40,543	564	41,107
NDF	OTC / CETIP	USD	1,663	-	1,663
			42,206	564	42,770
(-) Deferred income tax			(14,350)	(192)	(14,542)
Effect on the Raizen Equity			27,856	372	28,228
Effect on equity of Cosan (50%)					14,114

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

e)	Effect of Hedge Accounting

The changes for the period of the effect of hedge accounting on other comprehensive income of Cosan S.A. is shown below:

Cash flow hedge

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the year:
Commodities futures and swap contracts	(572,161)
Currency forward contracts	179,099
Reclassification adjustments for losses included in the income statement	175,945
Total before tax effect	(217,117)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	73,819
Balance at March 31, 2011	(143,298)
Gain/(losses) of cash flow hedges for the year:
Commodities futures and swap contracts	5,414
Currency forward contracts	38,286
Reclassification adjustments for losses / gains included in the income statement	36,815
Write off of OCI due to the formation of JV	157,989
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	(81,091)
Balance at March 31, 2012	14,114

f)	Interest rate risk

The Company, its subsidiaries and jointly-controlled entities monitors the fluctuations in variable interest rates in connection with certain debts, especially those related to the risk of Libor, and makes use of derivative instruments in order to minimize these risks. The table below shown the consolidated positions open on March 31, 2012 of derivatives used for  interest rate (none in 2011):

Price Risk : derivatives of interests open in March 31, 2012
Derivatives	Asset / Liabilities	Market	Maturity	Notional	Notional	Fail Value
				(US$ Thousands)	(R$ Thousand)	(R$ Thousand)
Interest rate Swap	Libor 3M / pré	OTC	Jan-16	175,000	318,868	(1,495)
Total				175,000	318,868	(1,495)

g)	Credit risk

A significant portion of sales made by the subsidiaries and jointly-controlled entities is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

g)	Credit risk (Continued)

The Company, its subsidiaries and jointly-controlled entities buy and sell commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company and its jointly-controlled entities buy and sell foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco JP Morgan S.A. and Banco Standard de Investimentos S.A..

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of March 31, 2011, the total credit limit used as initial margin required by the NYBOT was R$62,247 (R$136,420 as of March 31, 2011). As a requirement to trade in BM&FBovespa, the Company posted on March 31, 2012, the amount of R$76,436 (R$50,000 as of March 31, 2011) as guarantee in the form of a settlement bond issued by a first-class banking institution.

h)	Liquidity risk

Liquidity risk is the risk that the Company, its subsidiaries and jointly-controlled entities will encounter difficulties in meeting the obligations associated with its derivative financial liabilities that are settled with cash payments or other financial assets. The approach of the Company, its subsidiaries and jointly-controlled entities liquidity management is to ensure, as much as possible, which always has sufficient liquidity to meet its obligations to win, under normal and stress, without causing unacceptable losses or risk damaging the reputation of the Company, its subsidiaries and jointly-controlled entities.

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

i)	Fair value (Continued)

The fair market value of Senior Notes due 2014 and 2017, described in note 16, at its market price are 115.5% and 106% respectively, of its face value at March 31, 2012.

The fair market value of Perpetual bonds, described in note 16, at its market price is 105.2%, respectively, of its face value at March 31, 2012.

In respect of other loans and financing, their fair market values substantially approximate the amounts recorded in the financial statements due to the fact that these financial instruments are subject to variable interest rates.

The fair value of financial assets available for sale is obtained through quoted market prices in active markets, if any.

The Company, its subsidiaries and jointly-controlled entities enter into derivative financial instruments with various counterparties, primarily financial institutions with credit ratings of investment grade. The derivatives valued using valuation techniques with observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculation. The models incorporate various data, including credit quality of counterparties, the rates of currency spot and forward, interest rate curves and forward rate curves of the commodity underlying.

Fair value hierarchy

The Company, its subsidiaries and jointly-controlled entities have the following hierarchy to determine and disclose the fair value of financial instruments by the technical evaluation:

•	Level 1: quoted prices in an active market to identical assets and liabilities;
•	Level 2: other techniques for which all data that have significant effect on the fair value recorded are observable, directly or indirectly;
•	Level 3: techniques that use data that have significant effect on the fair value recorded that are not based on observable market data.

Assets and liabilities measured at fair value	Level 1	Level 2	Total

March 31, 2012
Warrants Radar	-	140,820	140,820
Derivative financial assets	17,002	2,588	19,590
Derivative financial liabilities	(8,864)	(748)	(9,611)
Total	8,138	142,660	150,799

March 31, 2011
Warrants Radar	-	162,961	162,961
Derivative financial assets	35,577	20,105	55,682
Derivative financial liabilities	(122,084)	(10,205)	(132,289)
Total	(86,507)	172,861	86,354

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

j)	Sensitivity analysis

Following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company and its joint-controlled entities:

Assumptions for sensitivity analysis

For the analysis, the Company, its subsidiaries and jointly-controlled entities adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of March 31, 2012, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

Sensitivity analysis

Following is the sensitivity analysis on the change in the fair value of the Company’s financial derivatives:

			Impacts on P&L (*)
	Risk factor	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
Price risk
Commodity derivatives
Future agreements:
Selling agreements	Increase of the sugar price	12,127	(148,558)	(296,990)
Purchasing agreements	Decrease of the sugar price	194	(4,971)	(9,941)
Selling agreements	Increase of the Ethanol Hydrated price	(5)	(5,518)	(11,035)
Purchasing agreements	Decrease of the Ethanol Hydrated price	(1)	(3,998)	(7,996)
Option agreements:
Calls Purchased	Decrease of the sugar price	142	(142)	(142)
Calls Sold	Increase of the sugar price	(140)	(3,835)	(15,945)
Puts Purchased	Increase of the sugar price	389	(389)	(389)

Exchange rate risk
Exchange rate derivatives
Future agreements:
Selling agreements	Increase of the exchange rate R$/US$	4,157	(130,685)	(260,079)
Purchasing agreements	Decrease of the exchange rate R$/US$	(3,441)	(209,824)	(420,339)
Forward agreements:
Selling agreements	Increase of the exchange rate R$/US$	(4,395)	(32,103)	(64,206)
Exchange lock:
Selling agreements	Increase of the exchange rate R$/US$	1,701	(30,592)	(61,185)
Option agreements:
Interest rate risk
Derivatives Interest
Swap agreement	Decrease in Libor curve	(747)	(1,100)	(2,208)

(*) Results projected to occur within 12 months from March 31, 2012

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

26.	Financial Instruments (Continued)

k)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Occasionally, the Company purchases its own shares on the market, the timing of these purchases depends on market prices.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2012 and 2011.

27.	Pension and other post-employment benefits plan

	2012	2011
Future	34,725	24,380
Other	2,587	-
Total	37,312	24,380

a)	Pension plan

Defined benefit

The Company’s subsidiary Cosan Lubricantes e Especialidades S.A. has a noncontributory defined benefit pension plan (Futura -former- Previd Exxon)covering certain employees upon retirement. This plan was altered to allow its settlement and was approved by the relevant authority on May 5, 2011. The settlement is the process whereby the plan is closed to any new entrants, with the cessation of contributions, guaranteeing the participants a benefit that is in proportion to the rights they had accumulated in the plan up until March 31, 2011.

Defined contribution

Since June 1, 2011, the Company and its subsidiaries sponsor a variable contribution plan, for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed. During the year ended March 31, 2012 the amount of contributions totaled R$5,906.

Since June 1, 2011, the jointly-controlled entities sponsor a defined contribution plan, for all employees (Raiz Prev). The jointly-controlled entities does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all benefits owed. During the year ended March 31, 2012 the amount of contributions totaled R$8,887.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

27.	Pension and other post-employment benefits plan (Continued)

a)	Pension plan (Continued)

Prior to the formation of Raiz Prev and Futura II, the Company, through its subsidiary Cosan Alimentos S.A. ("Cosan Alimentos") sponsored a defined contribution plan, for all employees of that subsidiary. During the years ended March 31, 2011 and 2010, the amount of contributions totaled R$4,701 and R$5,407 respectively.

b)	Actuarial Liability

The pension on  Futura (former Previd Exxon) recorded in non-current liabilities at March 31, 2012 amounted to R$34,725 (R$24.380 in 2011).

A reconciliation of present value of defined benefit obligation and the fair value of plan assets, with assets and liabilities recognized on the balance sheet:

	2012	2011
Present value of actuarial obligation at beginning of year	(383,823)	(325,534)
Interest costs	(38,345)	(35,107)
Current service cost	(455)	(4,445)
Benefits paid	27,845	24,637
Settlement / curtailment	54,779	-
Actuarial loss on obligation at beginning of year	(22,716)	(43,374)
Present value of actuarial obligation at end of the year	(362,715)	(383,823)

Fair value of plan assets at beginning of the year	359,443	347,703
Expected return on plan assets	39,000	35,918
Contributions received by the fund	3,282	8,702
Benefits Paid	(27,846)	(24,637)
Effect of migration to defined contribution - Settlement	(32,226)	-
Loss in fair value of assets	(13,663)	(8,243)
Fair value of plan assets at year-end	327,990	359,443

Present value of liabilities in excess fair value of assets – actuarial liability	(34,725)	(24,380)

Total expense recognized in profit or loss:

Expense recognized in profit or loss:	2012	2011	2010
Current service cost	(455)	(4,445)	(5,478)
Interest on obligation	(38,345)	(35,107)	(32,583)
Expected return on plan assets	39,000	35,918	31,046
	200	(3,634)	(7,015)

Total amount recognized as accumulated other comprehensive income:

	2012	2011
Amount accumulated at April 1	(22,621)	(42,056)
Unrecognized gains	36,379	29,447
Deferred Income Tax	(12,369)	(10,012)
Amount accumulated at March 31st	1,389	(22,621)

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

27.	Pension and other post-employment benefits plan (Continued)

b)	Actuarial Liability (Continued)

Plan assets include:

	2012		2011
	Amount	Percentage	Amount	Percentage
CDBs – Bank Deposits	245,993	75%	268,863	74.80%
Equity securities of Brazilian public entities	81,997	25%	90,580	25.20%
Total	327,990	100%	359,443	100%

Plan assets are represented by financial assets with quoted prices in an active market and therefore are included as a Level 1 fair value type. The total expected rate of return on assets is calculated based on market expectations existing at that date applicable to the period over which the obligation should be liquidated. These expectations are reflected in the following main assumptions.

The main assumptions used to determine the pension benefit obligations of the Company are as follows:

Defined benefit plan	2012	2011
Actuarial valuation method	Projected unit credit	Projected unit credit
Mortality table	AT 83 segregated by sex, decreased by 10%	AT 83 segregated by sex, decreased by 10%
Discount rate for actuarial liability	Interest: 9.68% p.a. + inflation: 4.20% % p.a.	Interest: 10.77% p.a. + inflation: 4.50% p.a.
Expected rate of return on plan assets	Interest: 11.30% p.a. + inflation: 4.20% p.a.	Interest: 11.20% p.a. + inflation: 4.50% p.a.
Salary growth rate	N/A	6.07% + inflation: 4.50% p.a.
Increase rate of estimated benefits	0.00% p.a. + inflation: 4.20% p.a.	0.00% p.a. + inflation: 4.50% p.a.

The Company expects contributions at the amount of R$3,037 to be paid in relation to its defined benefit and variable contribution plan in 2013.

28.	Share-Based Payments

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

28.	Share-Based Payments (Continued)

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

According to the market value at the date of issuance, the exercise price is R$6.11 per share, without any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity agreement was not achieved. The options can be exercised after a waiting period of one year, considering a maximum percentage of 25% per annum of the total stock options offered by Cosan S.A. within a period of 5 years.

The exercise of options were settled only through issuance of new common shares or treasury shares.

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

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

28.	Share-Based Payments (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price	6.11	6.11	6.11
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date	12.35	18.19	(1)

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

Risk-Free Interest Rate – Cosan S.A. bases the risk-free interest rate used the SELIC - Special System Settlement Custody.

In the shareholder’s meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s officers and employees were approved, authorizing the issuance of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was outlined to attract and retain officers and key employees, offering them the opportunity to become Cosan S.A.’s shareholders. On August 18, 2011, Cosan S.A.’s board of directors approved the total stock option grant corresponding up to 12,000,000 common shares to be issued or treasury shares held by Cosan S.A., corresponding 2.41% of the share capital at that time.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

28.	Share-Based Payments (Continued)

On the same date the eligible executives were informed of the all terms and conditions of the stock-option plan.

According to the average market value of the shares on a 30 day period ending at issuance, the exercise price was defined to be R$22.80 per share, without any discount. The fair value of options granted was estimated using the binomial model in compliance with the terms and conditions of each granted option.

The stock options were divided into “Tranche A” and “Tranche B”. The vesting period is described below.

Tranche A - The options can be exercised after a waiting period of one year, considering a maximum percentage of 20% per annum of the total stock options offered by Cosan S.A. within a period of 5 years. Exercise period ends August 19, 2016.

Tranche B - The options can be exercised after a waiting period of one year, considering a maximum percentage of 10% per annum of the total stock options offered by Cosan S.A. within a period of 10 years. Exercise period ends August 19, 2021.

The options may be exercised with the issuance of new shares or treasury shares that the company may have. The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights.

As of August 18, 2011, 9,825,000 options related the shared based compensation was granted. The fair value of share based payments was estimated adopting the binomial model with the following premise:

	Options granted on August 18, 2011	Options granted on August 18, 2011
	Tranche A	Tranche B
Grant price -R$	22.8	22.8
Expected life (in years)	1 a 5	1 a 10
Interest rate	12.39%	12.39%
Expected Volatility	31.44%	30.32%
Weighted average fair value at grant date - R$	6.80	8.15

Expected Term – the expected term considers that the executives will exercise their options after the vesting period of each grant.

Expected volatility – Due to the new capital structure and business model after the formation of the JVs, the company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

28.	Share-Based Payments (Continued)

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares.

Free risk Interest Rate – the company considered the prime rate as the free risk interest rate traded at BM&F Bovespa on the grant date and for the equivalent term of the option maturity.

As of March 31, 2012, no options have been exercised or forfeited. A total expense of R$10,800 has been recorded. As of March 31, 2011, the amount of R$35,354 related to the unrecognized compensation cost from the stock options plan is expected to be recognized.

29.	Segment information

a)	Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources.

Considering the formation of JVs Raízen Energia, Raízen Combustíveis and acquisition of the sugar retail business, Cosan has increased the presentation of its segments to five segments, as shown below. The information for prior periods have been reclassified to make them comparable with the information of this period.

(i)
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interest in companies of research and development in new technologies involved in this segment.

(ii)	Raízen Combustíveis: distribution and marketing of fuels and lubricants, mainly through franchised network of service stations under the brand “Shell” and "Esso" throughout Brazil.

(iii)	Rumo: logistics services for the transport, storage and port lifting of sugar for both Raizen Energia and third parties.

(iv)	Cosan Alimentos: sale of food, mainly, of sugar in the retail under the brands “União” and “Da Barra”.

(v)	Cosan other business: sale and distribution of lubricants, investments in agricultural land (through Radar) and other investments, in addition to the corporate activities of the Company.

The following selected information result and segment assets that were measured in accordance with the accounting practices used in the preparation of consolidated information:

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

29.	Segment information (Continued)

a)	Segment information (Continued)

	2012
	Raízen Energia (*)	Raízen Combustiveis (*)	Cosan Alimentos	Rumo	Cosan other businesses	Elimination 50% of Raizen	Elimination	Consolidated
Balance sheet
Property, plant and equipment	9,658,979	2,779,641	45,973	879,469	730,707	(6,219,310)	(8,496)	7,866,963
Intangible	2,996,846	3,928,900	83,597	604,963	780,822	-	(3,462,873)	4,932,255
Loans and financing, net of cash and cash equivalents	(4,404,761)	(603,447)	29,834	(217,575)	(853,398)	2,504,104	-	(3,545,243)
Other Assets and Liabilities, net	1,839,138	252,124	142,455	(52,175)	9,462,380	(1,045,631)	(10,370,643)	227,648
Total Assets (net of liabilities) allocated by segment	10,090,202	6,357,219	301,859	1,214,682	10,120,511	(4,760,837)	(13,842,013)	9,481,623
Total Assets	19,979,070	11,559,239	408,966	2,029,954	16,038,721	(15,769,155)	(12,078,676)	22,168,119

Profit (loss) for the year:
Net Operating Income	7,247,685	35,096,051	706,430	571,988	1,065,515	(19,711,865)	(878,923)	24,096,881
Domestic Market	3,925,829	35,096,051	706,430	567,265	1,065,515	(18,166,987)	(878,923)	22,315,180
Foreign Market	3,321,856	-	-	4,724	-	(1,544,879)	-	1,781,701
Gross profit	1,668,941	1,951,593	129,072	177,922	332,646	(1,628,302)	-	2,631,872
Selling, general and administrative expenses	(965,440)	(1,445,358)	(96,001)	(41,567)	(324,489)	1,090,529	-	(1,782,326)
JV formation income	-	-	-	-	2,752,730	-	-	2,752,730
Other operating income, net	(18,207)	270,736	23,114	19,493	(12,035)	(129,056)	(8,495)	145,550
Financial result, net	(267,934)	(82,203)	1,911	8,992	(360,700)	221,385	-	(478,549)
Income tax and social contribution	(27,250)	(192,056)	6,156	(55,035)	(935,180)	93,152	-	(1,110,212)
Net income	378,269	525,916	64,253	109,801	2,322,681	(353,500)	(855,088)	2,192,332
Other selected information:
Additions to PP&E, intangible assets and biological assets (cash)	2,577,859	491,734	2,860	268,985	99,473	(1,291,124)	(13,270)	2,136,517
Depreciation and amortization (including the effect of biological assets)	1,549,993	365,603	1,716	57,323	48,329	(880,183)	-	1,142,780

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

29.	Segment information (Continued)

a)	Segment information (Continued)

	2011
	Raizen Energia (*)	Raizen Combustiveis (*)	Rumo	Cosan other business	Elimination	Consolidated
Balance Sheet:					-
Property, plant and equipment	5,962,230	862,185	931,997	224,112	-	7,980,524
Intangible	1,644,350	528,653	358,287	1,358,285	-	3,889,575
Loans and financing, net of cash and cash equivalents	(4,723,833)	(589,229)	(99,829)	(547,358)	-	(5,960,249)
Other Assets and Liabilities, net	(1,826,735)	(238,736)	(173,826)	10,795,164	(7,137,020)	1,418,847
Total Assets (net of liabilities) allocated by segment	1,056,012	562,873	1,016,629	11,830,203	(7,137,020)	7,328,697
Total Assets	8,567,722	1,777,299	1,713,112	13,919,170	(7,363,213)	18,614,090

Profit (loss) for the year:
Net Operating Income	6,389,178	10,966,245	448,003	829,032	(568,978)	18,063,480
Domestic Market	3,678,207	10,966,245	448,003	829,032	(568,978)	15,352,509
Foreign Market	2,710,971	-	-	-	-	2,710,971
Gross profit	1,988,662	466,989	131,469	314,131	12,150	2,913,401
Selling, general and administrative expenses	(961,407)	(372,438)	(28,951)	(207,018)	(1,636)	(1,571,450)
Other operating income, net	(65,415)	33,754	9,936	(1,977)	(10,126)	(33,828)
Financial result, net	(101,755)	(22,441)	13,047	(39,998)	-	(151,147)
Income tax and social contribution	(305,977)	(40,490)	(42,865)	(25,176)	-	(414,508)
Net income	833,343	(126,368)	62,543	236,702	(238,564)	767,656
Other selected information:
Additions to PP&E, intangible assets and biological assets (cash)	2,817,195	83,266	126,189	10,569	-	3,037,219
Depreciation and amortization (including the effect of biological assets)	1,266,142	35,798	20,157	36,903	-	1,359,000

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

29.	Segment information (Continued)

a)	Segment information (Continued)

	2010
	Raízen Energia (*)	Raízen Combustíveis (*)	Rumo	Cosan other business	Elimination	Consolidated
Financial position:
Property, plant and equipment	4,795,522	926,631	302,745	89,632	-	6,114,530
Intangible	2,207,198	629,931	363,135	625,103	-	3,825,367
Loans, net of cash and cash equivalents	(4,345,015)	(502,587)	(107,199)	57,623	31,886	(4,865,292)
Other assets and liabilities, net	3,611,383	151,461	(92,671)	(51,366)	(2,201,486)	1,417,321
Total asset (net of liabilities) allocated by segment	6,269,088	1,205,436	466,010	720,992	(2,169,600)	6,491,926
Total asset	14,492,261	2,810,217	806,394	880,151	(2,571,781)	16,417,242

Profit (loss) for the year:
Net sales	5,380,134	9,506,468	158,249	638,586	(347,382)	15,336,055
Domestic market	4,648,436	9,506,468	158,249	638,586	(347,382)	14,604,357
External market	731,698	-	-	-	-	731,698
Gross profit	1,341,599	481,424	30,393	211,308	-	2,064,724
Selling general and administrative expenses	(846,306)	(312,601)	(18,111)	(177,440)	(9,944)	(1,364,402)
Gain on tax recovery program	270,333	-	-	-	-	270,333
Other income (expense)	(24,237)	(15,146)	4,962	117,339	(45,395)	37,523
Financial result, net	433,293	53,317	(1,057)	(30,394)	38,282	493,441
Income tax and social contribution	(327,363)	(75,219)	(7,696)	(13,026)	-	(423,304)
Net income / (losses)	1,111,283	131,775	11,917	22,197	(194,679)	1,082,493
Other selected data:
Additions to PP&E and biological assets (cash)	2,240,909	114,321	147,943	42,259	-	2,545,432
Depreciation and amortization (including biological assets noncash effect)	1,040,532	73,261	14,167	-	-	1,127,960

(*) The information of  Raízen Energia and Raízen Combustíveis represents 100% of the predecessor business, regardless of the fact that the Company  lost full control of business June 1, 2011 when the formation of JVs occurred. The segment called Raízen Energia is basically the same information as in previous years for the segment called "CAA". The segment Raizen Combustíveis accounts  presents the former CCL segment with the exception of the Lubricants business. From June 1, 2011 it includes the fuel distribution business contributed by Shell to the JV.

All non-current assets of the Company are located in Brazil except for certain equity interests.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

29.	Segment information (Continued)

a)	Segment information (Continued)

Detailed net Sales per segment:

	2012	2011	2010
Raízen Energia
Sugar	3,912,824	3,853,404	3,377,832
Ethanol	2,871,515	2,203,737	1,747,646
Cogeneration	235,129	194,889	93,583
Other	228,217	137,148	161,073
	7,247,685	6,389,178	5,380,134
Raízen Combustíveis
Fuel	35,032,782	10,895,655	9,437,316
Other	63,269	70,590	69,152
	35,096,051	10,966,245	9,506,468
Alimentos
Amorphous	631,532	-	-
Crystal	39,013	-	-
Other	35,885	-	-
	706,430	-	-
Rumo
Elevation	141,026	118,139	142,120
Transportation	413,364	305,780	16,129
Other	17,598	24,084	-
	571,988	448,003	158,249
Cosan – other business
Lubrificants	1,018,801	829,032	634,045
Others	46,714	-	4,541
	1,065,515	829,032	638,586

Elimination	(20,590,788)	(568,978)	(347,382)

Total	24,096,881	18,063,480	15,336,055

b)	Net Sales per region

The percentage of net sales of the Raízen Energia segment by geographic area for the years ended are as follows:

	2012	2011	2010
Brazil	67.24%	72.63%	86.40%
Europe	24.18%	24.93%	9.20%
Latin America (Except Brazil)	3.52%	0.20%	2.80%
Middle East and Asia	1.00%	1.48%	1.20%
North America	2.94%	0.74%	0.30%
Other	1.12%	0.02%	0.10%
Brazil	100.00%	100.00%	100.00%

The net sales from segments Raízen Combustíveis, Rumo and Cosan Alimentos are derived only from the domestic market (Brazil), with no revenue from foreign customers.

Cosan Limited
Notes to the consolidated financial statement (Continued)
Years ended March 31, 2012, 2011 and 2010
(In thousands of Reais, except otherwise stated)

29.	Segment information (Continued)

c)	Concentration of customers

Raizen Energia

There are several clients in this segment, one of which represents more than 10% of the segment net sales during 2012, 2011 and 2010-- the SUCDEN Group (10%, 25% and 17%, respectively).

Raizen Combustíveis

In this segment there are no clients that represent more than 10% of the net sales in 2012 and 2011.

Rumo

In 2012, 55% of the segment net sales were generated from sales to the Raizen Energia segment (33% in 2011).

Cosan Other Businesses

No customers or specific groups represent 10% or more of sales in 2012, 2011 and 2010.

30.	Subsequent Events

a. Companhia de Gas de Sao Paulo - Comgás

On May 3, 2012, Cosan S.A. signed a memorandum of understanding with BG Group (British Gas) to acquire its interest of 60.1% on Companhia de Gas de Sao Paulo – Comgás for R$3.3 billion.

On May 28, 2012, Cosan S.A. signed the purchase and sale agreement in connection with this transaction. This acquisition will be effected upon regulatory approval.

b. Association with Camil Alimentos S.A. – Camil

On May 28, 2012, Cosan S.A. signed an association agreement with Arfei Comercio e Participações S.A. (“Arfei”) and GIF Codajas Participações S.A. (“GIF Codajas”), an investment fund managed by Gávea Invetimentos Ltda. whereby Cosan S.A. will contribute its sugar retail business in exchange for R$345 million cash and a 11.72% interest in Camil, this transaction will be effected upon the fulfilling of certain contractual conditions.