Form 20-F/A
period 2012-03-31
Cosan Ltd.
filed 2013-04-01
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
☐  Yes      ☒   No

ii

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “Annual Report” as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2012) to make corrections in “Item 15 – Controls and Procedures, (a) Disclosure Controls and Procedures”, second paragraph, on page 109 and the third paragraph of “Management’s Annual Report on Internal Control over Financial Reporting” on page F-1 and remove footnote (a) to the table on page F-60 of Note 21 to the Consolidated Financial Statements presented in “Item 18. Financial Statements.”

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may be occurred after the Annual Report was filed on July 31, 2012.

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

As disclosed in the consolidated financial statements, the Company has established a joint venture with Shell, forming Raizen Energia e Participações S.A., comprising the Upstream business and Raizen Combustiveis S.A., comprising the Downstream business. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Raizen Combustiveis S.A. from this evaluation, which is included in the 2012 consolidated financial statements of Cosan Limited.  Raizen Combustiveis S.A. has total assets and net assets of R$8,346,015 and R$3,834,584, respectively as of March 31, 2012, and total revenues and net income of R$33,016,294 and R$532,292, respectively, for the year then ended.  Such amounts reflect actual amounts for Raizen Combustiveis S.A., of which they are 50% proportionally consolidated.

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

4.10
Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference as exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 filed on July 31, 2012).

8.1	Subsidiaries of the Registrant (incorporated by reference as exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 filed on July 31, 2012).

11.1	Code of Ethics (incorporated by reference from our exhibit to our Annual Report filed on Form 20-F for the fiscal year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

15.1	Letter of Ernst & Young Terco Auditores Independentes S.S. (incorporated by reference as exhibit to our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 filed on July 31, 2012).
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

Date:     April 1, 2013

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

As disclosed in the consolidated financial statements, the Company has established a joint venture with Shell, forming Raizen Energia e Participações S.A., comprising the Upstream business and Raizen Combustiveis S.A., comprising the Downstream business. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Raizen Combustiveis S.A. from this evaluation, which is included in the 2012 consolidated financial statements of Cosan Limited. Raizen Combustiveis S.A. has total assets and net assets of R$8,346,015 and R$3,834,584, respectively as of March 31, 2012, and total revenues and net income of R$33,016,294 and R$532,292, respectively, for the year then ended.  Such amounts reflect actual amounts for Raizen Combustiveis S.A., of which they are 50% proportionally consolidated.

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

The process of deconsolidating the contributed business, on June 1, 2011, and the recognition of the new interest at fair value produced a gain of R$2,752,730 recorded during the year and shown below:

Fair value of the remaining interest in the joint ventures	8,105,546
Book value of business (assets and liabilities) contributed	(4,257,640)
Gain on derecognition of subsidiaries upon formation of JV	3,847,906
Other amounts directly attributable to de-recognition of subsidiaries:
Write-off of recoverable taxes not realizable upon de-consolidation (a)	(83,465)
Write-off of goodwill previously recorded by Cosan S.A. and Cosan Limited related to the contributed subsidiaries	(637,534)
Write-off of unrealized losses in relation to hedge accounting entered into by Cosan S.A. in relation to the operations of the de-consolidated subsidiaries	(157,988)
Pre-existing commitments of the de-consolidated subsidiaries	(78,995)
Other amounts (b)	(137,194)
Gain de-recognition of subsidiaries upon formation of joint ventures	2,752,730

(a)	Recoverable taxes recorded by Cosan S.A., considered not realizable, and if received will be reimbursed to Raízen Energia.
(b)	Other amounts include transactional costs that were directly linked to the de-recognition of the subsidiary operations

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