Form 20-F
period 2013-03-31
Cosan Ltd.
filed 2013-07-31
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2013
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
São Paulo, SP 04543-000, Brazil
(55)(11) 3897-9797
(Address of principal executive offices)

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

The number of outstanding shares as of March 31, 2013 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share	174,355,341
Class B – series 1 – Common Shares, par value $.01 per share	96,332,044

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒                      No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                      No ☐

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

☐           U.S. GAAP

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

Yes ☐                      No ☒

i

ii

Presentation of Financial and Other Information

Our audited consolidated financial statements at March 31, 2013 and 2012 and for each of the fiscal years ended March 31, 2013, 2012 and 2011 are included in this annual report.

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for both Securities and Exchange Commission, or SEC, and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, filings.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited, or the “Company,” is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio, “Cosan” or “Cosan S.A.,” and its subsidiaries and jointly controlled entities, located in Brazil, operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. The CVM mandated that IFRS as issued by the IASB should be used as the basis for consolidated financial statements of Brazilian public companies from fiscal years ending after December 31, 2011 and onward. We have presented our consolidated financial statements for the fiscal years ended March 31, 2013, March 31, 2012 and 2011, in accordance with IFRS as issued by the IASB and our transition date was April 1, 2009. Prior to this date, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP,” for CVM purposes and U.S. GAAP for SEC purposes. Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/2007 and Law No. 11,941, dated May 27, 2009, the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or CPC, and the rules and regulations issued by the CVM. After the adoption of CPCs No.15 to 43, Brazilian GAAP presents minimal differences from IFRS as issued by the IASB, for preparation of consolidated financial statements.

On October 24, 2012, we sold our subsidiary Docelar Alimentos e Bebidas S.A., our Cosan Alimentos segment in the retail sugar business, and we have reported the results from operations from this segment as “discontinued operations” in our financial statements for the fiscal years ended March 31, 2013 and 2012.  We have retrospectively presented such segment as discontinued operations for our annual consolidated financial statements as of and for the fiscal year ended March 31, 2013. This discontinued operation segment represented 1.35% and 3.0% of our consolidated net revenue and 16.6% and 5.2% of our consolidated gross profit for the fiscal years ended March 31, 2013 and 2012.

On June 1, 2011, we and Shell Brazil Holdings B.V., or Shell, formed two joint ventures, or the Joint Venture, for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or Raízen Combustíveis and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or Raízen Energia, collectively referred to as Raízen. A third entity was established to assist with the management of the Joint Venture. On June 1, 2011, Cosan contributed its sugar and ethanol and its fuel distribution assets to the Joint Venture while Shell contributed its distribution assets in Brazil, its interests in second generation ethanol research and development entities (Iogen Corp. and Codexis, Inc.), its aviation fuel business in Brazil) and the license to use the Shell brand. Shell was also required to make a fixed cash contribution to the Joint Venture in the amount of R$1.8 billion over a two-year period, of which the full amount had been contributed to the Joint Venture as of December 31, 2012. The sugar refining business, including the União retail brand, and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A., or Radar, were not contributed to the Joint Venture. The accounting effects arising from the formation of Raízen Combustíveis and Raízen Energia, during the year ended March 31, 2012, included the recording of the underlying net assets of the Joint Venture’s net assets at their estimated fair value, and recording a gain on the deconsolidation of the previous subsidiaries. Accordingly, our consolidated financial position, results of operations and cash flows for periods subsequent to the Joint Venture’s formation are not necessarily comparable to pre-formation amounts. We do not present any pro forma condensed consolidated financial information in connection with the Joint Venture; however, as from June 1, 2011 the assets and results of the Joint Venture are reflected proportionally in our consolidated financial statements as described below. See “Item 3. Key Information––D. Risk Factors—We have not included in this annual report, financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.”

Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the managers of Raízen, which is on a 100% basis before they are consolidated into our financial statements.  Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report pertains to 100% of the operations of the businesses. However, as from June 1, 2011 financial results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in our consolidated financial statements, and the consolidated financial information presented in this annual report considers 50% of the financial results of the joint venture companies, which we proportionally consolidate in our consolidated financial statements. As disclosed in “Item 5. Operating and Financial Review and Prospects,” for the fiscal years beginning on or after April 1, 2013 we are no longer able to use the proportionate consolidation method, in accordance with IFRS 11. Raízen Energia and Raízen Combustíveis will be accounted for in our consolidated results using the equity method. For further details, see note 4 to our financial statements.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of the global financial and economic crisis in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;

•	competitive developments in the natural gas, ethanol and sugar industries;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to successfully work together with our partners to operate our partnerships such as the Joint Venture and to integrate Comgás’ business into ours;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás;

•	inflation, depreciation, valuation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information––D. Risk Factors.”

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

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA,” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or NYBOT, the New York Stock Exchange, the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo) or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás) or “ABEGÁS,” and the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz) or “ESALQ.” We believe that all market data in this annual report is reliable, accurate and complete.

Terms Used in This Annual Report

In this annual report, we present information in gallons, liters and cubic meters (m³). In addition, we also present information in tonnes. In this annual report, references to “ton” or “tonne” refer to the metric tonne, which is equal to 1,000 kilograms.

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

The financial data at and for the fiscal years ended March 31, 2013, 2012 and 2011, have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

	As of and For Fiscal Year Ended March 31,
	2013	2012 (restated)	2011	2010
	(in millions of reais, except where otherwise indicated)
Income Statement Data:
Net sales	30,016.5	23,390.5	18,063.5	15,336.1
Cost of goods sold	(26,684.3)	(20,887.6)	(15,150.1)	(13,271.3)
Gross profit	3,332.2	2,502.8	2,913.4	2,064.8
Selling expenses	(1,292.3)	(1,052.3)	(1,026)	(862.7)
General and administrative expenses	(845.5)	(634.0)	(545.4)	(501.7)
Gain on tax recovery program				270.3
Gain on the de-recognition of subsidiaries to form the JVs	—	2,752.7	—	—
Other, net	326.3	122.4	(33.8)	37.5
Operations income / (expenses)	(1,811.5)	1,188.9	(1,605.3)	(1,056.5)
Income before financial results, equity income of associates and income taxes	1,520.8	3.691.6	1,308.1	1,008.3
Equity income of associates	58.9	33.3	25.2	4.2
Financial results, net	(619.6)	(480.5)	(151.1)	493.4
Finance income	(560.8)	(447.2)	(126.0)	497.6
Income before income taxes	960.0	3,244.5	1,182.2	1,505.9
Income taxes:
Current	(294.6)	(133.9)	(85.4)	(78.4)
Deferred	153.4	(982.5)	(329.1)	(344.9)
	(141.2)	(1,116.4)	(414.5)	(423.3)
Profit from continuing operations	818.8	2,128.1	767.8	1,082.6
Profit from discontinued operation, net of tax	138.9	64.2	—	—
Net income for the year	957.7	2,192.3	767.8	1,082.6
Net income for the year attributable to non-controlling interests	(526.3)	(1,011.1)	(296.7)	(376.4)
Net income for the year attributable to owners of the Company	431.4	1,181.3	470.9	706.1

	As of and For Fiscal Year Ended March 31,
	2013		2012 (restated)		2011		2010
	(in millions of reais, except where otherwise indicated)

Statement of Financial Position Data:
Cash and cash equivalents and securities		2,599.0		1,654.1		1,271.8		1,110.8
Inventories		911.9		748.1		670.3		612.7
Biological assets		989.2		968.0		1,561.1		963.2
Property, plant and equipment		7,435.1		7,866.9		7,980.5		6,114.5
Intangible assets		13,161.8		4,932.2		3,889.6		3,825.4
Total assets		33,796.3		22,168.1		18,614.0		16,417.2
Current liabilities		4,655.4		2,074.5		2,380.8		2,086.2
Non-current liabilities
Loans and borrowings		9,665.2		4,659.1		6,274.9		5,136.5
Provision for judicial demands		1,145.3		1,051.7		666.3		612.0
Equity attributable to owners of the Company		6,017.7		5,577.3		4,560.9		4,195.5
Equity attributable to non-controlling interests		7,278.3		3,904.3		2,767.8		2,296.4
Total equity		13,296.0		9,481.6		7,328.7		6,491.9

Other Financial Data:
Depreciation and amortization		1,544.1		1,141.1		1,359.0		1,127.9
Net debt (1)		8,736.2		3,229.1		5,285.7		4,261.7
Working capital (2)		1,898.4		2,679.1		1,099.8		1,312.5
Cash flow provided by (used in):
Operating activities		2,343.1		1,951.6		2,327.2		2,175.8
Investing activities		(4,803.5)		(2,121.3)		(3,145.7)		(2,435.3)
Financing activities		3,295.5		536.3		980.7		317.9
Earnings per share from continued (basic )	R$	1.30	R$	4.25	R$	1.74	R$	2.61
Earnings per share from continued (diluted)	R$	1.18	R$	4.25	R$	1.74	R$	2.61
Earnings per share from discontinued (basic)	R$	0.33	R$	0.15	R$	-	R$	-
Earnings per share from discontinued(diluted)	R$	0.33	R$	0.15	R$	-	R$	-
Number of shares outstanding		270,687,385		270,687,385		270,687,385		270,687,385
Declared Dividends		477.2		141.0		220.1		44.0
Declared Dividends (millions of U.S. dollars)	US$	237.0	US$	77.4	US$	135.1	US$	24.7
Declared Dividends per share (reais)	R$	1.76	R$	0.53	R$	0.81	R$	0.16
Declared Dividends per share (U.S. dollars)	US$	0.88	US$	0.29	US$	0.50	US$	0.09

Other Operating Data:
Crushed sugarcane (in million tonnes)		56.2		52.9		54.2		50.0
Sugar production (in million tonnes)		4.2		3.9		3.9		3.5
Ethanol production (in billion liters)		1.9		1.9		2.2		1.8
Volume of fuel sold (in million liters)		21,967.4		18,526.3		6,076.9		5,490.6
Sugar elevated (Rumo) (in million tonnes)		8.6		7.8		7.5		8.1
Natural Gas (Comgás) (in million m³)		2,293.3		—		—		—
Volume of lubricants and base oil sold (in million liters)		286.6		216.7		166.4		130.8

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities, derivatives on debt and CTNs (Brazilian Treasury bills) recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(2)	Working capital consists of total current assets less total current liabilities.

The table below provides a reconciliation of Net debt, a non-GAAP measure:

	As of and For Fiscal Year Ended March 31,
	2013	2012	2011	2010
	(in millions of reais, except where otherwise indicated)

Current loans and borrowings	2,153.6	540.3	957.1	839.5
Non-current debt	9,665.2	4,659.1	6,274.9	5,136.6
Total	11,818.8	5,199.4	7,232	5,976.1
Cash and cash equivalents and securities	(2,599.0)	(1,654.1)	(1,271.8)	(1,110.8)
Special Program for Agricultural Securitization - PESA (debt)	(348.1)	(316.2)	(674.5)	(603.6)
Derivatives on debt	(135.3)	—	—	—
Net debt	8,736.2	3,229.1	5,285.7	4,261.7

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
Year	Period-end	Average(1)	Low	High
March 31, 2009	2.315	2.005	1.559	2.500
March 31, 2010	1.781	1.785	1.764	1.823
March 31, 2011	1.629	1.666	1.628	1.690
March 31, 2012	1.822	1.699	1.534	1.901
March 31, 2013	2.014	2.004	1.822	2.112
Month	Period-end	Average(2)	Low	High
January 2013	1.988	2.030	1.822	2.047
February 2013	1.975	1.973	1.988	1.989
March 2013	2.014	1.982	1.952	2.018
April 2013	2.002	2.002	1.973	2.024
May 2013	2.132	2.034	2.002	2.131

Month	Period-end	Average(2)	Low	High
June 2013	2.216	2.172	2.123	2.264
July 2013 (through July 29)	2.260	2.249	2.227	2.270

Source:  Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

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

Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate

We operate in industries in which the demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and globally.

The ethanol and sugar industries, both globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply of and demand for gasoline, and our business and financial performance may be materially adversely affected by fluctuations in the demand for and/or price of gasoline. The increase in the production and sale of flex fuel vehicles (hybrid vehicles, that run with ethanol or gasoline or both combined in any proportion) has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline only cars. This favorable tax treatment may be eliminated and the production of flex fuel vehicles may decrease, which could adversely affect demand for ethanol.

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

If we are unable to maintain sales at generally prevailing market prices for ethanol and sugar in Brazil and internationally, or if we are unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, our ethanol and sugar business as well as our cash flow may be adversely affected.

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

Because flex fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business, including on its cash flows.

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

Our current total installed energy cogeneration capacity is approximately 930 MW, which capacity is used to generate energy for our own industrial operations and to export surplus energy. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

Raízen Energia and Raízen Combustíveis are subject to the application of regulatory penalties in case of non-compliance with the terms and conditions of their authorizations.

Raízen Energia performs generation activities in accordance with the regulation applicable to the energy sector and with the terms and conditions of its authorizations granted by the Federal Government, by means of ANEEL. The term of such authorizations varies from 30 to 35 years.

ANEEL may apply regulatory penalties to Raízen Energia in case of non-compliance with the authorizations or with the energy sector regulation. Such penalties may include warnings, fines (in some cases up to 2% of our revenues for the last 12 months), restrictions to Raízen Energia’s operations and revocation of its authorizations, in accordance with the gravity of the infraction.

In addition, Raízen Combustíveis performs fuel distribution activities in accordance with the regulation applicable to the oil & gas sector and with the terms and conditions of its authorization granted by the Federal Government, by means of the ANP. The ANP may apply regulatory penalties to Raízen Combustíveis in case of non-compliance with the authorizations or with the oil & gas sector regulation. Such penalties may include fines, seizure and/or destruction of product, cancellation of product registry, partial or total interdiction of commercial establishments, revocation of regulatory authorization, among others. The fines may vary from R$5,000 to R$5,000,000 in accordance with type and gravity of the infraction.

Raízen Energia and Raízen Combustíveis cannot assure that they will not be penalized by ANEEL or ANP, respectively, nor can they assure you that they will comply with all terms and conditions of their authorizations and with the regulation applicable to their respective businesses, which may adversely affect our business.

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

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than us. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Louis Dreyfus Commodities - Santelisa Vale (the second largest ethanol and sugar producer in Brazil), Tereos - Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil that market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do

Estado de São Paulo), or Copersucar. During the 2011/2012 harvest, Copersucar was comprised of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

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

The fuel distribution and lubricant market in Brazil is highly competitive. We compete with domestic fuel distributors who purchase substantially all of their fuels from Petrobras. There are very few domestic competitors, such as us, who import certain products into Brazil. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial and retail consumers. Certain of our competitors, such as Petrobras, have larger fuel distribution networks and vertically integrated oil refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Our principal competitors are larger and have substantially greater resources than we do. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstock or intense price fluctuations. The actions of our competitors could lead to lower prices or reduced margins for the products we sell, which could have a material and adverse effect on our business, results of operations and our financial performance.

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs that could adversely affect Comgás’ results of operations, cash flows and financial condition.

Comgás’ activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses.  In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of Comgás’ operations, which in turn could lead to substantial losses.  In accordance with customary industry practice, Comgás maintains insurance against some, but not all, of these risks and losses.  The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.  The occurrence of any of these events if not fully covered by insurance could adversely affect our results of operations, cash flows and financial condition.

Natural gas commodity price changes may affect the operating costs and competitive positions of Comgás’ businesses which could adversely affect its results of operations, cash flows and financial condition.

Natural gas prices historically have been volatile and may continue to be volatile in the future.  Prices for natural gas are subject to a variety of factors that are beyond Comgás’ control.  These factors include, but are not limited to, the level of consumer demand for, and the supply of, natural gas, processing, gathering and transportation availability, statutory gas supply purchase obligations, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in natural gas producing regions.

In addition, natural gas supply agreements have their payment terms made up of two portions: (1) one is indexed to a basket of combustible oils in the international market and is adjusted quarterly, and (2) the other is adjusted annually based on the inflation rate.  The price of oil is measured in R$/m3.  Furthermore, natural gas supply agreements often take the form of a “take or pay” agreement, pursuant to which Comgás might be required to pay the difference in amounts between actual consumption and the contract amount.  Variations and uncertainties in the price and demand of oil are beyond our control and may adversely affect our results of operations.

Renewal of our natural gas concession agreements and the terms we will receive if such renewals are granted are not guaranteed and our growth strategy may be adversely affected if we cannot obtain new concessions or lose an existing concession.

We carry out our natural gas distribution activities pursuant to concession agreements entered into with the Government of the state of São Paulo and are regulated by ARSESP for 30-year terms with a one-time possibility of renewal for an additional 20 years. The Brazilian constitution requires that all concessions relating to public services be awarded through a public bidding process.

We are required to meet certain requirements to renew our concession agreements, and we cannot assure you that our concession agreements will be renewed, or that they will be renewed on the same terms. If our concession agreements are not renewed, or are renewed with less favorable terms, our business, financial condition and results of operations will be negatively affected.

Our business is subject to regulation, control and supervision of ARSESP and ANP, which could affect our financial performance. ARSESP, establishes a maximum value to our rates and regulates and supervises our business.  Pursuant to the concession agreements, every five years the rates are reviewed by the ARSESP, which directly affects the margins and Comgás’ results positively or negatively. Such margins are adjusted annually by the IGP-M index price minus the efficiency factor determined for each tariff cycle by ARSESP.  As a result, the implementation of our growth strategy and the normal course of our business may be adversely affected by government actions.

A reduction in market demand for ethanol or a change in governmental policies that ethanol be added to gasoline may materially adversely affect our business.

Governmental authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 20% by volume, and 25% starting as of May 2013). Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan is discussing the requirement the addition of 3% of ethanol to gasoline, increasing such requirement to 20% in 2030. The nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material and adverse effect on our business and financial performance.

Government policies and regulations affecting the agricultural and fuel sectors and related industries could adversely affect our operations and profitability.

Agricultural production and trade flows are significantly affected by Brazilian federal, state and municipal, as well as foreign, government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, may influence industry profitability, the planting of certain crops versus others, the uses of agricultural resources, the location and size of crop production, the trading levels for unprocessed versus processed commodities, and the volume and types of imports and exports.

Future government policies in Brazil and elsewhere may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Sugar prices, like the prices of many other staple goods in Brazil, were historically subject to controls imposed by the Brazilian government. Sugar prices in Brazil have not been subject to price controls since 1997. However, additional measures may be imposed in the future. In addition, our operations are currently concentrated in the state of São Paulo. Any changes affecting governmental policies and regulations regarding ethanol, sugar or sugarcane in the state of São Paulo (at the federal, state or municipal level) may adversely affect our business and financial performance.

In addition, petroleum and petroleum products have historically been subject to price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or NGV. However, given that Petrobras, the only supplier of oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results, which are not linked to international prices.

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

Approximately 90% of our sugarcane is currently mechanically harvested.  The remaining 10% is harvested by burning the crop, which removes leaves and destroys insects and other pests. The state of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. We currently incur significant costs to comply with these laws and regulations. As a result, the costs to comply with existing or new laws or regulations are likely to increase and raise the cost of production, and, as a result, our ability to operate our own mills and harvest our sugarcane crops may be adversely affected.

In addition to restrictions that limit sugarcane burning and other environmental restrictions, we are required to preserve a percentage of our rural properties (sugarcane fields and other facilities), in order to contribute to biodiversity preservation and ecologic rehabilitation. For rural areas located in the state of São Paulo, 20% of the property must be preserved as unused.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in administrative or criminal penalties, including, but not limited to, embargo, shutdowns, a requirement to pay fines, which may range from R$50 to R$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations. In addition, we may be subject to civil liabilities, which include the obligation to redress eventual damages caused to environment and public health. The demonstration of the cause-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.

Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest, and we are affected by seasonality of the sugarcane growing cycle.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content. In addition, our business is subject to seasonal trends based on the sugarcane growing cycle in the central-south region of Brazil. The annual sugarcane harvesting period in the central-south region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the last quarter of the fiscal year. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business and financial performance.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is our principal raw material used for the production of ethanol and sugar. As of March 31, 2013, sugarcane purchased from suppliers accounted for 49.7% of our total sugarcane crushed. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of March 31, 2013, we also leased approximately 107.5 hectares in contracts with an average term of fourteen years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

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

A substantial portion of Raízen Energia’s sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of customers.

Raízen Energia export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended March 31, 2013, our net sales from exports represented 16.7% of our total net sales, while in the fiscal year ended March 31, 2012, our net sales from exports represented 14.2% of our total net sales.

In the fiscal year ended March 31, 2012, our net sales from sugar exports were R$3,321.9 million, representing 45.8% of our total net sales for the period. In the fiscal year ended March 31, 2013, our net sales from exports were R$5,013.8 million, representing 59.2% of our total net sales for the period. Also in the fiscal year ended March 31,

2013, our net sales from exports of ethanol were R$1,971.6 million, representing 23.3% of our total net sales for the period and in the fiscal year ended March 31, 2012, our net sales from sugar exports were R$3,454.8 million, representing 40.8% of total net sales for the period.

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

Petrobras is our principal supplier of our base oils and of our fuel distribution and natural gas businesses.

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

We, through our subsidiary CLE (previously CCL) are the exclusive manufacturer and distributor of lubricant products in Brazil based on formulas provided to us under a license from ExxonMobil under the Master Lubricants Agreement, which expires on December 1, 2018. We have also been granted a license to use the ExxonMobil brand to market fuels under the Fuels Trademark License Agreement, which expires on December 1, 2013. The termination or failure to renew any of these licenses, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

Our subsidiary’s port concession is subject to expiration, limitation on renewal, early termination by the granting authority and other risks and uncertainties.

We own and operate a sugar-loading terminal at the Port of Santos in the state of São Paulo through our subsidiary Rumo Logística Operadora Multimodal S.A., or Rumo Logística. This port terminal is a result of the association of two previous terminals, Cosan Operadora Portuária S.A., or Cosan Portuária, and Teaçú Armazéns Gerais S.A., or Teaçu (previously owned by Nova América). We are required to obtain a series of authorizations and licenses from public bodies or entities in order to operate our public ports, which authorizations may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and there can be no assurance that new conditions will not be imposed in connection with such renewals. Furthermore, if we no longer comply with the conditions specified under these licenses and authorizations, they may be revoked. In addition, the port agreements and the applicable legislation to our port concessions establish a set of prerogatives to the granting authority. Thus, there are some specific contractual provisions that enable, among other things, the unilateral amendment and termination of the contract by the granting authority, as well as the imposition of fines and penalties on the concessionaire. Pursuant to the port concession agreement with the state of São Paulo’s Port Authority (Companhia de Docas do Estado de São Paulo – CODESP), or CODESP, Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement. We are already discussing with the CODESP the renewal of this concession, but we cannot provide assurances that we will be able to renew the concession at all or on favorable terms. The South Terminal concession (formerly Teaçu) was initially scheduled to expire in 2016, but has been extended until 2036. Among other situations, port concessions may be unilaterally terminated by the granting authority prior to that time upon:

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

We are subject to certain environmental inspection and infraction notices concerning the operational conditions of the sugar-loading terminal at the port of Santos. Failure to adequately address these notices may subject us to legal and administrative actions.

In addition, the assets considered essential to the concession will revert to the granting authority upon expiration. At termination of the concession, it is possible that the investments made in those assets will have not been entirely amortized or depreciated. In this case, the granting authority and Rumo Logística will discuss the value of any indemnification for such investments. As the final decision on this amount will be issued solely by the granting authority, the financial condition of Rumo Logística may be negatively impacted if indemnification eventually approved is not sufficient to account for the investments made.

We are unable to estimate the impacts of new regulations applicable to port operations in Brazil.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630, dated February 25, 1993 (the “Ports Modernization Law”), which provided the legal framework applicable to the exploration of the organized ports and the ports installations in Brazil. In view of the need to improve the applicable legislation, the Brazilian Federal Government implemented Law 12,815/2013 that expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil. As a result, the public ports are governed by Law 12,815/2013 and by specific complementing regulations that are yet to be published.

According to the provisions of Law 12,815/2013, there are no more distinctions between third party and own cargo handled at private port terminals. Going forward, the activities performed at the private terminals shall be the same as those carried out at the public terminals. As a result, public ports are expected to face higher competition. Accordingly, it is possible that Rumo Logística may not be able to reach the minimum cargo movement provided for in its port concession agreements, which may subject it to fines and, upon repeated violations, to the early termination of the concession.

Even though Law 12,815/2013 does not provide for the adjustments of the terms of any concession agreement currently in place, it is possible that the regulations mentioned above make such provision. New regulations applicable to port operations in Brazil that might cause an adjustment of the terms in our concession agreements, may adversely affect our results of operations.

Our subsidiary Rumo Logística may not obtain the expected return on its contracts with ALL América Latina Logística S.A.

Our subsidiary Rumo Logística entered into long term contracts with ALL, that provides for Rumo Logística to make investments to expand ALL’s rail transport capacity in exchange for ALL transporting raw sugar and other derivatives. The contracts provide that Rumo Logística will invest approximately R$1.5 billion by fiscal year ended March 31, 2014, (with the remaining balance as of March 31, 2013 being approximately R$350 million) in a rail transport system, to be supported by ALL’s operations, with investments in (1) the duplication, expansion and improvements to the railway line and the yards in the Bauru-Santos/São Paulo railway corridor, sharply increasing its operating capacity; (2) the acquisition of locomotives and hopper railcars; and (3) the construction and expansion of terminals. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve; (2) competitive tariffs in comparison with truck transport; (3) management of locomotive and wagon suppliers; and (4) payment of rent on equipment in proportion to the actual volume of the product transported. In the event Rumo Logística is not able to originate the volume of sugar to the transported, we may not receive the contractual fees, which could impact negatively the return of invested capital.

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

We have recently acquired a 60.1% stake in the share capital of Comgás. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Acquisitions, Partnerships and Corporate Restructuring.” We have also recently entered into agreements to acquire additional companies. See “Item 4. Information on the Company—A. History and Development of the Company.”

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive federal, state and municipal laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, minimum standards for the release of effluents, use of agrochemicals, management of solid waste, protection of certain areas (legal reserve and permanent preservation areas), and the need for a special authorization to use water, among others. For example, pursuant to Law No. 12,651/2012 (Brazilian Forestry Code),   we are required to maintain a percentage of our rural properties (sugarcane fields and other facilities) preserved and free of use, in order to contribute to the conservation of biodiversity and rehabilitation of ecologic processes. For rural areas located in the state of São Paulo, for example, 20% of the property must be preserved as legal reserve.

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

We are subject to various Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other matters:

•	the issuance and renewal of environmental licenses and authorizations;

•	the generation, storage, handling, use and transportation of hazardous materials;

•	sugarcane burning;

•	the conservation of soil and water resources;

•	the protection of riparian vegetation and the recovery of water sources;

•	the emission and discharge of hazardous materials into the ground, air or water; and

•	the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain aspects of our operations. These laws, regulations and permits often require us to purchase and install expensive pollution control equipment or to make operational changes to limit actual or potential impacts on the environment and/or health of our employees. In addition, Brazilian labor laws establish restrictions to obtain financing from public entities in case of breach of certain labor rights. Currently, we do not anticipate any material claims or liabilities resulting from a failure to comply with these laws and regulations. However, any violations of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, and revocations of operating permits and/or shutdowns of our facilities.

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

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental laws, which may result in fines, shutdowns, or other adverse effects on our operations. We have not recorded any provisions or reserves for these proceedings as we do not currently believe that they will result in liabilities material to our business or financial performance. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances could adversely affect our business or financial performance.

The imposition of restrictions on acquisitions of agricultural properties by non-Brazilian nationals may materially restrict the development of our business.

In August 2010, the president of Brazil approved the opinion of the Attorney General of the federal government affirming the constitutionality of Brazilian Law No. 5,709/71 which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Under this legislation, companies that are majority-owned by foreigners may not acquire agricultural properties in excess of 100 indefinite exploration modules (which are measurement units adopted within different Brazilian regions and range from five to 100 hectares). The Attorney General’s opinion states that the sum of agricultural areas that may be owned by foreigners or companies controlled by foreigners may not exceed 25% of the surface of the relevant municipality, of which area up to 40% may belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality may not exceed 10% of the surface area of the relevant municipality. The implementation of Law No. 5,709/71 may impose on us additional procedures and approvals in connection with our proposed acquisitions of land, which may result in material delays and/or our inability to obtain needed approvals. Any regulatory limitations and restrictions could materially limit our ability to acquire agricultural properties or increase the investments or complicate the regulatory procedures required to do so, any of which could materially and adversely affect us, our financial performance and our ability to successfully implement our business strategy.

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

Our operations are dependent upon the uninterrupted operation of our terminal and storage facilities and various means of transportation. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•	environmental remediation;

•	labor difficulties (including work stoppages, strikes and other events); and

•	disruptions in the supply of our products to our facilities or means of transportation.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason would materially adversely affect our results of operations and cash flow.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of our business strategy, we are investing in areas where existing transportation infrastructure is under developed. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transport may affect our position as low-cost producer, so that our ability to compete in world markets may be impaired.

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

We have entered into agreements with third-party contractors to provide facilities and services required for our operations, such as the transportation and storage of ethanol and sugar. The loss or expiration of our agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and financial performance. Our reliance on third parties to provide essential services on our behalf also gives us less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from our production facilities to our export facilities and expose us to the risk of liability for environmental damage caused by such third parties. We expect to be dependent on such agreements for the foreseeable future, and if we enter any new market, we will need to have similar agreements in place.  Also, pursuant to Brazilian law, if labor authorities understand such third party contractors are performing activities considered to be part of our core business, we may be exposed to fines, prohibition on outsourcing such activities and labor liabilities in connection with the outsourced workforce.

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

We are involved in a significant number of tax, civil and labor proceedings as to which, at March 31, 2013, we recorded a provision totaling R$1,145.3 million and had net of judicial deposits or restricted bank accounts totaling R$544.9 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

Funding, especially on terms acceptable to us, may not be available to meet our future capital needs.

Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, among other things. These events have negatively affected general economic conditions. In particular, the cost of raising money in the debt capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers on commercially reasonable terms or at all. If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities or responding to competitive pressures may become challenging, which could have a material and adverse effect on our business and results of operations.

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

On June 1, 2011, we concluded the formation of our Joint Venture with Shell, a Joint Venture relating to the production, supply, distribution and retailing of ethanol-based fuels.  We may incur unanticipated expenses, fail to realize all anticipated benefits or synergies, disrupt relationships with current and new employees, customers and vendors, incur indebtedness or fail to successfully collaborate with Shell, and Shell may fail to perform its obligations under the relevant agreements.  Any delays or difficulties encountered with the Joint Venture could materially adversely impact our business and results of operations.  For further information regarding the formation of the Joint Venture, see “Business—Joint Venture.”

The shareholders’ and certain other definitive agreements with respect to the Joint Venture, Comgás  and Radar are subject to various put and call options and termination provisions.

Shell and Cosan have entered into certain definitive agreements with respect to the Joint Venture that are subject to various put and call options and termination provisions that if triggered would cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031. Under the shareholders’ agreements Cosan and Shell have granted each other reciprocal call options. On the tenth anniversary of the June 2011 closing, Shell will have a call option to buy half or all of Cosan’ equity interests in the Joint Venture. Cosan will have the right to elect whether it would sell half or all of its Joint Venture equity interests to Shell after the exercise of Shell’s option in that year. On the fifteenth anniversary of the June 2011 closing, one party will have the right to buy all or a portion of the other party’s equity stake in the Joint Venture. There will also be call and put options in certain other limited circumstances, including in the event of a fundamental breach by either party and in the case of the death or disability of Cosan’s Chairman, Rubens Ometto Silveira Mello. See “Item 7.A. Major Shareholders−Shareholders’ Agreements and Other Arrangements−Joint Venture Shareholders’ Agreement.”

We granted a put option of Cosan S.A. shares to Shell Brazil Holdings BV (a minority shareholder in Comgás), exercisable in three annual tranches, with the last one maturing on April 15, 2017. If exercised, Cosan Limited will receive all the shares of Comgás held directly and indirectly by Shell Brazil Holdings BV.

Moreover, Radar’s shareholders’ agreement sets forth mutual put options between us and Mansilla Participações S.A., or Mansilla, to acquire up to all of Radar’s properties or each other’s shares upon notice during specific 5-day periods, the first on the tenth anniversary of the initial closing date of the subscription agreement between the parties and the each subsequent 18-month period after the first put date. See “Item 7.A. Major Shareholders−Shareholders’ Agreements and Other Arrangements− Radar’s Shareholders’ Agreement.”

If any of these or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect the results of our operations.

We have not included in this annual report financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.

The Joint Venture is a material transaction. However, we have not included any historical financial information in this annual report regarding Shell or the fuel distribution assets that Shell contributed to the Joint Venture prior to the formation of the Joint Venture in June 2011.  Investors are therefore cautioned that the nature of the assets contributed by Shell to the Joint Venture and other aspects of the Joint Venture may have a material adverse effect on us.

With respect to the results of Raízen our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis they are evaluated by the managers of Raízen, which is on a 100% basis before they are consolidated into Cosan’s consolidated financial statements.  Accordingly, unless the context requires otherwise, information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report also pertains to

100% of the operations of the businesses.  As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in our consolidated financial statements, as we eliminate the 50% of the results of Raízen Energia and Raízen Combustíveis.  Therefore, the full economic impact of the results of operations of Raízen Energia and Raízen Combustíveis reported in this annual report is not reflected in our financial statements, to the extent that they involve the Shell operations or relate to the 50% proportion of the Joint Venture that we do not consolidate.

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

Currently, because of the share capital structure of our parent company Cosan Limited, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of our issued and outstanding share capital. The concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our notes could be adversely affected.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. For example, we enter into land leasing agreements with our affiliates, including Amaralina Agrícola Ltda., or Amaralina, Santa Bárbara Agrícola S.A., or Santa Bárbara and São Francisco S.A., or São Francisco. The accounts payable balances result mainly from the lease of agriculture land, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. Commercial and financial transactions between our affiliates and us, even on if entered into on an arm’s length basis, create the potential for, or could result in, conflicts of interests.

Adoption of new IFRS standards may adversely affect our consolidated financial statements.

IFRS 11, “Joint Arrangements,” will become effective for annual periods beginning on or after January 1, 2013 and eliminates the option to account for jointly controlled entities using proportional consolidation. Instead, jointly controlled entities that meet the definition of a joint venture must be accounted for using the equity method on and after January 1, 2013. The application of this new standard will impact our consolidated financial statements, due to the change from proportionate consolidation to the equity accounting method for our investments in Raízen Energia and Raízen Combustíveis.

There can be no assurance that these modifications will not materially and adversely affect our consolidated financial statements, on a retrospective or prospective basis, in particular the adoption of IFRS 11, which may materially adversely impact the comparability of our financial statements for future periods with our historical consolidated financial statements presented herein and the financial covenants of our indebtedness.

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

Cosan S.A., its subsidiaries and jointly controlled entities generally invoice their sales in Brazilian reais, but a substantial portion of Cosan S.A.’s, its subsidiaries and jointly controlled entities net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan S.A.’s, its subsidiaries and jointly controlled entities costs are denominated in reais . As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or IGP-M, a general price inflation index, the inflation rates in Brazil were 7.7% in 2007, 9.8% in 2008, deflation of 1.7% in 2009, 11.3% in 2010, 5.1% in 2011 and 5.2% in 2012. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On March 31, 2013, the exchange rate was R$2.0138 per US$1.00.

Because Cosan S.A., its subsidiaries and jointly controlled entities generally invoices its sales in Brazilian reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the class A common shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the class A common shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

Because a substantial portion of our indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to our indebtedness as of March 31, 2013 was R$5,089.4 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan S.A., its subsidiaries and jointly controlled entities and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or PIS, the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS,” the federal Tax on Bank Account Transactions (Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira), the State Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. Moreover, as a measure to avoid unfair competitive practices in the ethanol business, the federal government has enacted Law No. 11,727/08. According to this law, the collection of PIS and COFINS has shifted from the distributors to distilleries, thereby increasing the burden of these taxes collected at the distilleries from 25% to 40%. The law further requires the installation of flow meters at distilleries to control the output of ethanol. Some of these measures may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of March 31, 2013. Our by-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our commercial name is Cosan. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Presidente Juscelino Kubitschek, 1,327 – 4th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively.

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo, with annual sugarcane crushing capacity of 4.0 million tonnes. As of the mid 1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo.

In 2004, Cosan S.A. conducted its first issuance of bonds in the international capital markets, raising US$200 million in 5-year bonds, which matured in 2009. In 2005, it made the first public offering of shares by a producer of sugar and ethanol on the São Paulo Stock Exchange (BM&FBovespa).

In 2007, our Class A common shares were listed on the New York Stock Exchange (NYSE).

In 2008, Cosan S.A. began operating as a fuel distributor and lubricants producer following its acquisition of Esso Brasileira de Petróleo Ltda or “Essobras,” which were Exxon Mobil’s assets in Brazil. Essobras was a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil.

In 2008, Cosan S.A. also announced the creation of an affiliate named Radar Propriedades Agrícolas S.A., or Radar, which principally makes real estate investments in Brazil identifying and acquiring rural properties with high appreciation potential for subsequent leasing and/or sale.

In 2009, Cosan S.A. acquired Nova América S.A. Agroenergia, or Nova América. Nova América was a producer of sugar, ethanol and energy co-generation which also operated in trading and logistics, and also controlled a port terminal in Santos called Teaçu. The acquisition of Nova América’s assets included the “União” brand, which renamed Cosan Alimentos.

In 2010, Cosan S.A. integrated its existing port terminal called Cosan Operadora Portuária with Teaçu Port Terminal, initiating our logistics business with the formation of  Rumo Logística S.A., or Rumo. Also in 2010, Rumo received R$400 million from investment vehicles controlled by TPG Capital and Gávea Investimentos. As a result of this capital increase, each investor now owns 12.5% of Rumo.

In 2011, Cosan S.A. and Shell established our Joint Venture, Raízen, to produce sugar and ethanol and to distribute fuel. See “Item 4. Information on the Company—C. Organizational Structure,” for further information on the Joint Venture.

In February 2012, Cosan S.A. entered into an agreement with GMI – Global Market Investments L.P. and other individual sellers to acquire 5.7% of the outstanding shares, 49% of bound shares, in ALL – América Latina Logística S.A., or ALL subject to (1) obtaining approval from the other signatories to the Shareholders Agreement, (2) certain other customary closing conditions and (3) obtaining approval from the regulatory regime of the Brazilian antitrust regulator, or CADE. As of the date of this annual report, the transaction has not closed and further negotiations are still ongoing.

In March 2012, Cosan S.A. entered into an agreement to acquire Comma Oil & Chemicals Limited, or Comma, a wholly-owned subsidiary of Esso Petroleum Company, Limited to enter into the European lubricants & specialties market. Comma is located in England and manufactures and supplies lubricants, seasonal and car care products to the United Kingdom and other export markets in Europe and Asia, primarily under the Comma brand. The acquisition of Comma by Cosan includes finished lubricants and chemicals manufacturing and sales to third parties; all assets located at Comma’s Gravesend site in Kent, England; and ownership of the Comma trademarks and brands. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-branded lubricants through certain United Kingdom channels and to continue to manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products. The transaction was concluded on July 1, 2012.

On October 24, 2012, Cosan S.A. and its subsidiary Handson Participações S.A., or Handson entered into purchase and sale agreement with Camil Alimentos S.A., or Camil, for the sale of our subsidiary Docelar Alimentos e Bebidas S.A., or Cosan Alimentos, to Camil, for R$463.8 million. As consideration for this amount, at the closing of the transaction Camil assumed indebtedness of R$170.0 million and paid cash of R$88.7 million.  The remaining R$205.0 million will be settled in four payments.  The sale was approved by the Brazilian antitrust authority (CADE) on July 19, 2012. The outstanding payments are secured by a trust receipt on our behalf of 28,246,685 shares of Camil, corresponding to 25% of its capital stock.  In addition, pursuant to the agreement, we and our affiliates cannot compete with Camil or Docelar during five years from the date of the agreement.

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

On November 5, 2012, we concluded the acquisition of 60.1% of the share capital of Comgás, with full approval from, and no restrictions required by, CADE and ARSESP. As a result of this acquisition, we entered into a shareholders’ agreement with the other principal shareholders of Comgás, Integral Investments B.V. and Shell Brazil Holding BV, subsidiaries of Shell Gas BV of the Shell Group.  Shell Brazil Holding BV, which has a direct and indirect interest in Comgás, corresponding to 18.2% of its share capital, has been granted an option to convert its current stake of 21,805,645 Comgás common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures for the past three fiscal years.  For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

Cosan focuses on production, transportation and distribution of renewable energy sources. Over the years, Cosan has acquired new skills and expanded its product portfolio. Today, Cosan prospects land, grows and processes sugarcane, distributes fuels, transports and sells sugar on the domestic and international markets, manufactures and sells lubricants and distributes natural gas in Brazil. It is the world’s first vertically integrated bioenergy company.

Following the acquisition of Comgás and the divesture of Cosan Alimentos, Cosan has six operating segments, as reflected below:

(1)      Raízen Combustíveis: distribution and trading of fuels through a network of franchised service stations under the “Shell” brand as well as supply of fuel to industrial clients and distribution of aviation fuel.

(2)      Raízen Energia: production and sale of a variety of products derived from sugarcane, including raw sugar (VHP), anhydrous and hydrous ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment includes interests in companies engaged in research and development on new technologies.

(3)      Comgás: distribution and trading of natural gas in the State of São Paulo pursuant to concession agreements, which has over 9,000 km of pipelines and is responsible for approximately 25% of the natural gas distributed in Brazil in terms of volume sold in 2012, according to ABEGAS.

(4)      Rumo: logistics business responsible for providing integrated logistics services, storage and port  shipment for sugar and other agricultural commodities.

(5)      Radar: investment in agricultural properties and leasing of agricultural land to operators in the Brazilian rural real estate market.

(6) Others: manufacturing and distribution activities for the Mobil and Comma brands and base oil distribution in Brazil and in international markets, in addition to the corporate activities of the Company.

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of approximately 4,700 Shell-branded retail service stations, 62 distribution terminals and 54 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 23.2% market share in Brazil in terms of volume of fuel sold in the twelve months ended March 31, 2013, according to Sindicom.

Raízen Combustíveis Highlights	For Fiscal Year Ended March 31,
	2013 (1)	2012(1)	2011
Service stations	4,700	4,600	1,710
Fuel sold (billion liters)	22.0	18.5	6.1
Ethanol sales (R$ million)	2,401.6	2,117.9	814.6
Gasoline sales (R$ million)	17,688.8	14,674.4	4,656.9
Diesel sales (R$ million)	17,844.4	14,051.4	5,325.3
Jet Fuel sales (R$ million)	5,003.9	3,632.0	-
Others (R$ million)	593.5	603.3	111.5
Other services (R$ million)	-	16.9	57.9
Net sales (R$ million)	43,532.2	35,096.1	10,966.2

(1)
Raízen Combustíveis results are presented prior to being proportionally consolidated into our consolidated financial statements. As from June 1, 2011 we had consolidated 50% of Raízen Combustíveis results. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Currently, Raízen Combustíveis and its competitors purchase all or nearly all oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract is renewed periodically and the volume contracted for is based on the volume purchased in the previous year. There have been no significant interruptions in the supply of fuels from Petrobras to the distributors.

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

All of our fuel distribution operations are in our domestic Brazilian market. Our operations are not subject to significant seasonality; however, the price of hydrous ethanol at the pump is typically more volatile than the prices of gasoline or diesel, as a result of the seasonality of the sugarcane harvest and the limited storage facilities for ethanol in Brazil. This in turn impacts the proportion of our revenue mix that is derived from either gasoline or ethanol throughout the year, as consumers who own flex fuel vehicles switch between the two fuels according to the relative price of each.

As hydrous ethanol is less energy intense than gasoline, consumers will usually only switch to ethanol if the price is significantly lower than gasoline. When hydrous ethanol is retailed at 70% of the price of gasoline, the two fuels are considered to be at price parity with each other. At a level below 70%, the demand for ethanol will significantly increase at the expense of gasoline.

We supply aviation fuel at 54 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, and Brasília airport in the Federal District, to Brazilian and foreign airlines.

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

Environmental health and safety standards. Fuel distributors are subject to Brazilian federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety licensing by fire departments and transport authorities. The National Environmental Council (Conselho Nacional do Meio Ambiente), or CONAMA, is the principal government body responsible for approving environmental licensing. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste.

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia, our upstream Joint Venture company whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading. Raizen Energia operates 24 sugar, ethanol and energy cogeneration mills, with a current crushing capacity of 66 million tonnes of sugarcane per year.

Raízen Energia Highlights	For Fiscal Year Ended March 31,
	2013	(*)	2012	(*)	2011
Crushed sugarcane (million tonnes)	56.2		52.9		54.3
Sugar volume sold (thousand tonnes)	4,229.8		3,987.5		4,290.9
Ethanol volume sold (million liters)	2,322.8		2,215.6		2,247.3
Energy sold (MWh)	3,034.8		1,491.3		1,254.0
Net sugar sales (R$ million)	4,354.0		3,912.8		3,853.4
Domestic market	899.2		1,217.4		1,387.3
Foreign market	3,454.8		2,695.4		2,466.2
Net ethanol sales (R$ million)	3,299.9		2,871.5		2,203.7
Domestic market	1,328.4		2,245.1		1,958.9
Foreign market	1,971.5		626.4		244.8
Net energy cogeneration sales (R$ million)	569.7		235.1		194.9
Other products and services (R$ million)	244.5		228.2		137.1
Raízen Energia net operating revenue (R$ million)	8,468.2		7,247.7		6,389.2

(*)
Raízen Energia’s results are presented prior to being proportionally consolidated into our consolidated financial statements. As from June 1, 2011 we had consolidated 50% of Raízen Energia’s results. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Our production is based on sugarcane, the most competitive and viable feedstock for sugar and ethanol because of its low production cost and high energy efficiency ratio relative to other energy sources, such as corn and sugar beet. Sugarcane is our principal raw material. It is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climatic conditions of the central-south region of Brazil are ideal for growing sugarcane.

Raízen Energia’s sugarcane production is sourced from leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the last three fiscal years.

	For Fiscal Year Ended March 31,
	2013	%	2012	%	2011	%
	(millions of tonnes, except percentages)
Sugarcane harvested from owned (only in 2010 and 2011)/leased land	28.3	50.3	26.5	50.1	27.4	50.6
Sugarcane purchased from third-parties	27.9	49.7	26.4	49.9	26.8	49.4
Total	56.2	100.0	52.9	100.0	54.2	100.0

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

Our mills have the capacity to crush 66 million tonnes of sugarcane per year and in fiscal year 2013, we crushed 56.2 million tonnes of sugarcane, or approximately 11.4% of Brazil’s central-south region total sugarcane production. For further information on our sugarcane mills see “Item 4. Information on the Company—D. Property, Plant and Equipment.” The mills that are prepared to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 55% sugar and 45% ethanol to 45% sugar and 55% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heat water that is transformed into steam. Eleven of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

Raízen Energia is subject to the seasonality of the annual sugarcane harvesting period in the central-south region of Brazil, which begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through March), and a degree of seasonality in our gross profit.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by us and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended March 31, 2013 we exported 79.3%, by volume, of the sugar we sold. Rumo Logística handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 64.2% of our ethanol production in fiscal year 2012 and 56.2% in fiscal year 2013. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A., Raízen Combustíveis S.A. and Cia. Brasileira de Petróleo Ipiranga. We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In fiscal year 2013, our largest ethanol customer was Raízen Combustíveis. In fiscal year 2013, we exported 47.8%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

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

The ethanol production flow can be summarized as follows:

•
Preparation of the juice. The fermentation is fed with a juice composed of approximately 20% of sugar, which is prepared with juice (from the treatment), molasses (from sugar production) and water. This juice must be cooled to approximately 30°C.

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

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended March 31, 2013, producing approximately 1,903 million liters of ethanol, representing  8.2% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having traded R$3,299.9 million including trading in the domestic and foreign markets, having exported 1.2 billion liters in the fiscal year ended March 31, 2013, and exported 0.4 billion liters in the same period in 2012.

Cogeneration

Raízen Energia, is the world’s largest producer of energy from sugarcane bagasse. We currently have an installed energy capacity of 900 MW per year from our 24 mills, of which 13 mills sold its excess energy to the grid and on the spot market. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights:	For Fiscal Year Ended March 31,
	2013	(*)	2012	(*)	2011
Energy sold (MWh)	3,034.8		1,491.3		1,254.0
Net sales (R$ million)	569.7		235.1		194.9

(*)
Raízen Energia’s results are presented prior to being proportionally consolidated into our consolidated financial statements. As from June 1, 2011 we had consolidated 50% of Raízen Energia’s results. See more details in “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended March 31, 2013, 2012 and 2011, we sold  3,034.8 MWh, 1,491 MWh and 1,254 MWh, respectively, of energy to third parties. Our principal customers, besides the energy sold to the Brazilian grid, are utility companies, which together accounted for approximately 40% of our cogeneration sales in the fiscal year ended March 31, 2013. We sold our remaining excess electric energy through energy auctions.

Regulation

Raízen Energia is subject to various Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation and discharge of hazardous materials into the ground, air and water as well as regulation concerning electricity generation.

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

Environmental Licensing of Raízen: We operate mills, a port facility and numerous warehouses. All mills have environmental operating licenses. The National Environmental Council (Conselho Nacional do Meio Ambiente), or CONAMA, is the principal government body responsible for approving environmental licensing.

Sugarcane Burning: The state of São Paulo and certain municipal governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or eliminate the burning of sugarcane entirely. We have voluntarily signed the Agro-Environmental Sugar Cane Protocol, which establishes accelerated deadlines for the reduction of sugarcane burning.

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

Electricity Regulation: The Brazilian power industry is regulated by National Electric Energy Agency – ANEEL, or ANEEL, an independent federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Mines and Energy, or MME. To perform generation activities, we must obtain authorizations granted by ANEEL or execute concession agreements with the Federal Government through ANEEL. The activities related to generation and commercialization of electricity performed by Raízen Energia are subject to ANEEL’s supervision. Law No. 9,427 dated December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation, governs the imposition of sanctions against the agents of the electricity sector based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self-producers (authorized agents), the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004, as amended from time to time):

•	entering into certain related party transactions;

•
sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or the revenues of the electricity services;

•	changes in controlling interest of the holder of the authorization or concession; and

•	non-compliance with the schedule for the beginning of the commercial operation of the power plant, as previously approved by the ANEEL through the relevant contract.

Comgás (Natural Gas Distribution)

Overview

With our acquisition of Comgás, we intend to strategically complement our business, while continuing to add value and reduce risk to our shareholders, by generating a potentially more predictable cash flow.  We expect to expand our range of products and services provided.  Comgás is Brazil’s largest distributor of piped natural gas, with a network reaching over nine thousand kilometers and delivering natural gas to more than one million residential, commercial and industrial consumers in over 70 cities. The Comgás concession area covers approximately 27% of Brazil’s gross domestic product, including 177 municipalities in the metropolitan regions of São Paulo, Campinas and Santos as well as the Paraíba Valley.  See “Summary—Recent Developments—Acquisition of Comgás.”

Following the acquisition, we became the largest natural gas distributors in Brazil, with approximately 25% market share in Brazil in terms of volume of fuel sold in 2012, according to ABEGAS.  We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil.

Comgás Highlights	For Fiscal Year Ended December 31,
	2012	2011	2010
Natural gas sold (million cbm)	5,258.6	4,834.7	4,909.9
Net sales (R$ million)(1)	5,279.5	4,102.7	4,095.3
(-) 10 (ten) months (January to October/2012)	(4,328.3)	-	-
(+) 3 (three) months (January to March/2013)	1,447.8	-	-
Net sales (R$ million) consolidated	2,399.9	-	-

(1)
These figures are related to the fiscal years ended December 31, Comgás financial statements. Considering the acquisition on November 5, 2012  net sales for the period of five months are recorded in the Company’s income statement as discussed in “Item 5. Operating and Financial Review and Prospectus—A. Operating Results.”

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

In addition to the regulation by ANP, Comgás’ activities are also supervised and regulated by ARSESP, with which it maintains continuous dialogue through its directorate for Regulatory and Institutional Affairs, in order to enhance or formulate industry policies.  In light of the approach shown by regulators in recent years, Comgás does not believe that there will be any sudden changes that may affect its business.

Other Business

Cosan’s other business is primarily represented by our lubricants business, CLE, is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil and Comma brands in Brazil, Bolivia, Uruguay, Paraguay, and in specific sales channels in the United Kingdom and Asia.

Lubricants Highlights:	For Fiscal Year Ended March 31,
	2013	2012	2011
Volume of lubricants sold (thousand liters)	286.6	216.7	166.4
Lubricants sales (R$ million)	1,255.5	1,018.8	829.0
Others sales (R$ million)	167.1	46.7	―
Net sales (R$ million)	1.422,6	1,065.5	829.0

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

We have exclusive distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011.

In July 2012, we acquired Comma Oil and Chemicals Limited, which reinforced our strategy to enter into the European lubricants and specialties markets.  As a result, we acquired finished lubricants and the manufacture and sale of chemicals to third parties, all of Comma’s assets at the Gravesend site in Kent, England, as well as ownership of Comma’s trademarks and brand names.  In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-brand lubricants into specific sales channels in the United Kingdom and to continue to manufacture and distribute a range of seasonal and ancillary automotive products to ExxonMobil.

Our lubricants business is not subject to significant seasonality. However a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

CLE is subject to substantially the same regulation by the same regulatory bodies that our fuel distribution business, Raízen Combustíveis, is subject to. See “—Raízen Combustíveis (Fuel Distribution).”

Rumo (Logistics)

Overview

Our logistics operations are operated through Rumo, which offers an integrated logistics solution to agricultural commodity producers located in the central-south of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our port facility at the Port of Santos. Rumo also offers warehousing services.

Rumo Highlights:	For Fiscal Year Ended March 31,
	2013	2012	2011
Port elevation volume (thousand tonnes)	8,565.6	7,759.2	7,481.0
Transportation sales (R$ million)	549.4	413.4	305.8
Loading sales (R$ million)	150.0	141.0	118.1
Other sales (R$ million)	13.3	17.6	24.1
Net sales (R$ million)	712.8	572.0	448.0

Rumo has a long-term agreement with América Latina Logística S.A., or ALL, a railroad concession operator which manages the principal railroads between the sugar producing areas of the central-south region of Brazil and the Port of Santos. This agreement provides for the exclusive transportation of raw sugar and other sugar derivatives and the expansion of ALL’s rail transport capacity through investments in ALL’s rail network.

Rumo is the concessionaire of three bulk port terminals at the Port of Santos, which, on a combined basis, is the largest bulk port terminal in the world, with a current annual combined loading capacity of 14 million tonnes, having loaded 8,565.6  million tonnes in the fiscal year ended March 31, 2013. We are currently investing in this port terminal to add an additional wharf to increase its capacity from the present capacity of 14 million tonnes to 17 million tonnes by 2015. After this expansion, we estimate this port terminal will have the capacity to support 70% of the volume exported by the sugar producers of the central-south region of Brazil. The terminal also has the capacity to store approximately 550,000 tonnes of sugar. The port facility serves clients, including Raízen Energia, EDF&Man, Sucden, Bunge, Coimex, Cargill, Louis Dreyfus Commodities and Noble among others, in the transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the state of São Paulo’s Port Authority, the concession granted to operate the south terminal (Cosan Portuária) will expire in 2036 and the concession granted to the north terminal (Teaçu), acquired in 2009, expires in 2016, and the renewal for an additional 20 years has already been requested.

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

Regulation

The Brazilian constitution provides that the federal government, directly or by delegation to third parties, shall exploit port activities in Brazil. In 2001, the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or ANTAQ was created in order to regulate the Brazilian port industry and to enter into the relevant concession and adhesion agreements regarding the provision of port services.

Until December 6, 2012, the Port Sector was governed by Federal Law 8,630, dated February 25, 1993 (the “Ports Modernization Law”), which provided the legal framework applicable to the exploration of the organized ports and the ports installations in Brazil. In view of the need to improve the applicable legislation, the Brazilian Federal Government launched Provisional Measure No. 595/2012 (Medida Provisória nº 595/2012) or MP 595/2012 that expressly revoked the Ports Modernization Law and established a new legal framework to the Port Sector in Brazil.

Before the enactment of the Ports Modernization Law, most of the port terminals were exploited by the government. The Ports Modernization Law was enacted to enable the participation of private investors in the Brazilian port industry by the creation of different port terminal exploitation models: public and private.

The Ports Modernization Law assured to any private party the right to construct, reform, expand, improve, lease and operate a public port terminal located within the “organized port area”, which are designated areas where ports must serve the public interest and the need for port service, subject to an authorization from the relevant authority. The development of port activities in an organized port area should be preceded by a competitive bidding process and the execution of a concession agreement with the federal government.

In the case of Rumo, the Docks Company of the state of São Paulo (Companhia Docas do Estado de São Paulo), or CODESP, granted us the right to exploit public terminals at the Port of Santos. The respective concessions agreements are dated as from 1996 and 2001. Accordingly, such agreements are governed by the Ports Modernization Law.

Rumo was qualified as a port operator under the Port Modernization Law and is, currently, subject primarily to the regulation of CODESP, which acts under the regulation of ANTAQ.

Public ports are governed by MP 595/2012 and by specific regulations that are still to be published by the Government in order to complement the provisions of MP 595/2012. MP 595/2012 does not provide for the need of adjustments of the terms of any concession agreements in force, requiring adjustments to be made only if both parties intend to extend the agreement. As a result, until new regulation provides otherwise, the concession agreements entered into by and between CODESP and us shall not be amended in order to adjust its terms to MP 595/2012.

Through our agreement with ALL, we are indirectly subject to the regulation of the National Land Transport Agency (Agência Nacional de Transportes Terrestres) or ANTT, which is responsible for monitoring road and rail transport operations and the federal concessions of road and rail infrastructure in Brazil.

Radar (Agricultural Land Development)

Our agricultural land development operations are run through Radar, a company focused on maximizing earnings from agricultural real estate assets by leveraging our unique market intelligence to acquire rural properties with high expected appreciation potential for subsequent leasing or resale.  Since its founding in 2008, Radar has invested R$1.4 billion in land, which has been leased for sugarcane, soybean, corn and cotton farming.  Radar currently manages approximately 106,000 hectares of land in the states of São Paulo, Goiás, Mato Grosso, Mato Grosso do Sul, Maranhão, Bahia and Piauí. Radar recorded R$51.9 million in revenues for nine months during the fiscal year ended March 31, 2013.

On July 14, 2012, we began consolidating the financial information of our subsidiary Radar Propriedades Agrícolas S.A.  The consolidation was a result in the change in Radar’s bylaws and shareholders’ agreement and as a result we will report a new business line in our financial information that was previously recognized by equity accounting.

In addition, during the second half of 2012, we contributed 23,100 hectares of agricultural land with a market value of R$551.4 million to Radar for the strategic alignment of our activities and as a result, we increased our direct and indirect stake in Radar’s capital stock from 18.9% to 37.7%. We hold an option to subscribe additional common shares of Radar, corresponding to an additional interest in its capital stock equal to up to 20% of the shares we hold in Radar immediately before the exercise (subtracted of shares issued as a result of stock options granted by Radar).  The subscription option is exercisable upon the occurrence of certain conditions.  The option may be entirely or partially exercised by us, on a single occasion, until September 9, 2018.

Regulation

Radar is subject to various Brazilian federal, state and municipal environmental protection and real estate laws and regulations governing, among other things, the acquisition, lease and disposal of farmland investments.

Permits: Certain environmental laws require the tenants of Radar’s properties to obtain permits, licenses and approvals from governmental authorities in order to conduct agricultural activities and operate storage facilities. Although Radar is a real estate investor, there is nonetheless an effect on Radar’s revenues from tenants who are unable to or who are required to obtain the appropriate licenses and approvals in order to use the land.

We are subject to regulations by the following principal governmental agencies:

•	Instituto Nacional de Colonização e Reforma Agrária or INCRA: Responsible for regulating the ownership of agricultural properties. This agency monitors the operation of the agricultural properties.

•
Georeferencing Process: Georeferencing is an important procedure, necessary for registering any title of an acquired agricultural property. This procedure must be approved by INCRA and eliminates risks of overlap in property titles. INCRA is the primary regulator for approving georeferencing for any agricultural properties in the country.

•	Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or IBAMA: is a regulator, responsible for environmental licenses relating to operations.

•
Local environmental agencies: The Secretarias de Meio Ambiente Estaduais (State Secretaries of the Environment), Secretaria do Meio Ambiente or SEMA – MT, Secretaria do Meio Ambiente or SMA and Instituto do Meio Ambiente e Recursos Hídricos or INEMA.

Land Ownership: The Constitution defines land ownership rights for companies and Radar’s business is subject such rights.

Brazilian Forestry Code: We are subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obliges us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land. The responsibility of maintaining the legal reserve and permanent preservation areas are both the land owner’s (Radar) and the land operator’s responsibilities (tenants).

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the five major distributors increasing their combined market share from 65.2% in 2000 to 95.6% in 2011.  The top-four distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga and Texaco brands, Raízen, through Shell and AleSat Combustíveis S.A., a domestic Brazilian fuel distribution company. The principal competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Shell will bring.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the last several years. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 320 sugar mills and 100 company groups participating.

We also face competition from international sugar producers. We are the largest sugar producer in Brazil and one of the largest sugar producers in the world with 4.2 million tonnes of sugar produced in the 2012/2013 harvest, compared to British Sugar (1.2 million tonnes of sugar produced in the 2011/2012 harvest) and Südzucker AG of Germany (with 5.4 million tonnes of sugar produced in the same period). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

Natural Gas

Comgás’ concession area covers approximately 27% of Brazil’s gross domestic product, including 177 municipalities in the metropolitan regions of São Paulo, Campinas and Santos as well as the Paraíba Valley.  Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation.  For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession.  For industrial customers, Comgás has exclusive distribution rights until 2029.  Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

Research and Development

Our principal research and development activities are currently concentrated in the following key areas:

We engage CanaVialis S.A., or CanaVialis, to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen Energia’s mills. CanaVialis, which is a subsidiary of Monsanto, is Brazil’s only privately-owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their biofactory (the largest in Brazil), which allows us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects where we are building new sugarcane mills.

Raízen also invests in innovation in the ethanol manufacturing process. Raízen has a 16.3% stake in Codexis and in Shell’s commercialization rights of Iogen Energy. The two companies - Codexis and Iogen – conduct research into advanced fuels, including ethanol extracted from the cellulose of sugarcane and other plants.

We conduct research and development into renewable base oils through Novvi S.A., a Joint Venture between Cosan and Amyris formed in 2011. Novvi was established for the worldwide development, production and commercialization of renewable base oils made from Biofene, Amyris’ renewable farnesene.

C. Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics.  Our main operations include: (1) the distribution of fuels in the Brazilian market through Raízen Combustíveis, our downstream Joint Venture company; (2) the production and sale of sugar and ethanol and the cogeneration of electricity from sugarcane bagasse through Raízen Energia, our upstream Joint Venture company; (3) piped natural gas distribution in the state of São Paulo through our recently acquired subsidiary Comgás; (4) the manufacturing and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, and in the European and Asian market under the Comma brand; (5) providing logistics services for the transportation of sugar, including truck and rail transportation, as well as port loading services through our subsidiary Rumo; and (6) the purchase, leasing and sale of agricultural land through our subsidiary Radar.

(1) Total economic interest.

(2) Indirect controlling interest.

A list of the Company’s subsidiaries is included in note 2 of our audited consolidated financial statements for fiscal years 2013, 2012 and 2011 attached hereto. See also Exhibit 8.1 to this annual report.

The Joint Venture consists of three separate legal entities:

•
Raízen Energia S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan and its subsidiaries own 50% plus one share of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 50% minus one of this entity’s voting shares.

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

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 17 of our audited consolidated financial statements for fiscal years 2013, 2012 and 2011 attached hereto.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 62 distribution terminals to approximately 4,700 service stations throughout Brazil under the Shell brand and also has 54 airport terminals supplying aviation fuel.

Raízen Energia

Raízen Energia operates 24 mills with a crushing capacity of 66 million tons and 930 MW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of over 9,000 kilometers, supplying natural gas to over one million residential, commercial and industrial consumers in 70 cities.  Its concession area accounts for approximately 27% of Brazil’s gross domestic product, covering 177 municipalities in the metropolitan regions of São Paulo, Campinas, Santos and the Paraíba Valley.

Lubricants and Specialties

CLE has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 1.4 million barrels of lubricants per year, storage capacity for base oils and lubricants (195,000 barrels) and a pier facility for docking ships of up to 20,000 tonnes.

Rumo

Rumo’s logistic operation moves sugar from mills located in the south-central regions of Brazil to the port of Santos using 929 railcars and 50 locomotives. Rumo takes the sugar from the mills using trucks and loads it into railcars at one of its five trans-shipment terminals strategically located in the interior of the state of São Paulo for transportation to the port of Santos. Rumo’s facilities at the port include two berths and ten discharging grids capable of loading 14 million tons of sugar and other grains annually making it one of the largest sugar terminals in the world.

Radar

Radar is one of the largest private landowners in Brazil, with a portfolio of approximately 108 thousand hectares of agricultural land (approximately 266 thousand acres) appraised to be worth R$3.2 billion as of March 31, 2013.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Combustíveis

As of March 31, 2013, Raízen completed the process of rebranding 1,500 Esso-branded service stations to the Shell brand at an estimated total cost of R$140 million. This was principally financed from our own resources.

Raízen Energia

Brownfield Projects

Raízen has brownfield projects under review until the 2015/16 harvest on mills totaling R$3.4 billion which we estimate will expand our annual sugarcane crushing capacity by the 2015/2016 harvest:
Mill	Estimated completion date	Current crushing capacity	Future crushing capacity	Increase
	(in million tons per year)
Caarapó	2014	2.3	4.4	2.1
Paraalcool	2015	1.1	2.6	1.5
				3.6

Logum - ethanol pipeline

Logum Logística S.A. is the company responsible for construction and operation of the Ethanol System Logistics (logistics, loading, unloading, handling and storage, operation of ports and terminals and inland waterway) that involve multimodal transport: pipelines, waterways (barges), highways (tankers) and coastal (vessels). With major investments, Logum will cross 45 municipalities, linking the main ethanol producing regions in the states of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul to the main points of storage and distribution in Paulínia

(upstate São Paulo). Part of this integrated system will consist of a long distance runner, of about 1,300 km (880 miles), which will connect the regions of Jataí (state of Goías) and Paulínia (state of São Paulo). The estimated investment for construction is R$7.0 billion (mostly financed through BNDES) and the first phase of the project is expected to start operating in 2013. The expected annual capacity is 21 billion liters of ethanol.

Raízen owns 20% of Logum along with five other companies as follows: Copersucar (20%), Odebrecht (20%), Petrobras (20%), Camargo Correa (10%) and Uniduto (46%).  Raízen Energia holds a 30.9% equity interest in Uniduto.

Comgás

Comgás has been investing in its network expansion and in the year ended December 31, 2012, invested R$616 million, of which approximately 75% was earmarked for programs to expand the distribution network to previously untapped regions. In 2013, we expect to reach a new record investing approximately R$878 million, of which approximately 60% is associated with expansion programs and approximately 35% is related to network support investments in order to reinforce, restore and renovate the existing distribution network.

Rumo

Itirapina Terminal

Rumo invested R$79 million for the construction of the Itirapina Terminal to provide the most advanced truck-to-railway transshipment solution. The terminal is located in the sugar mill region in the state of São Paulo, specifically in the intersection of the two most important railway lines with a static capacity of 100,000 tons and cargo capacity of 12 million tons / year. A significant part of the funds came from BNDES. The terminal is already in operation.

Port Terminal Cover

The construction of the South Terminal Cover in the port of Santos is one of Rumo’s most innovative projects.  Periods of consistent rain lasting longer than 120 days will force the suspension of logistic operations, increasing the line of trucks and ships in the port. Due to this operational issue, Rumo is building a metal cover that will be 138 meters long and 76 meters high to allow ships to load during the rainy season. The project is expected to be completed in the first semester of 2014 at an estimated cost of R$69 million. This project is mainly funded by BNDES.

Radar

Radar is continuously investing in agricultural land and has made total investments of R$2.5 billion in land purchases since 2008. The company has a current land portfolio of approximately 108 thousand hectares (approximately 266 thousand acres) appraised to be worth R$3.2 billion as of March 31, 2013.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of March 31, 2013 and 2012 and for each of the fiscal year ended March 31, 2013, 2012 and 2011, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of fiscal year 2013 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended March 31, 2013, 2012 and 2011;

•
a discussion of our liquidity and capital resources, including our working capital at March 31, 2013, our cash flows for the years ended March 31, 2013, 2012 and 2011, and our material short-term and long-term indebtedness at March 31, 2013; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements at March 31, 2013, March 31, 2012 and for the fiscal years ended at March 31, 2013, 2012 and 2011. We use IFRS as issued by the IASB for financial reporting purposes. Our audited consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly controlled entities. Investments in entities in which the Company does not have control but has significant influence over managing the business, are accounted for using the equity method. The results of operations of Raízen Energia and Raízen Combustíveis, our Joint Venture, are accounted for using the proportionate consolidation method, under IAS 31, which will be replaced by IFRS 11, Joint Arrangements, as for annual periods beginning on or after January 1, 2013. For further details on the impacts of adopting IFRS 11, see note 4 of our financial statements. Intercompany accounts and transactions are eliminated upon consolidation.

Business Segments and Presentation of Segment Financial Data

In connection with the changes to our business brought about principally by the business combinations with Radar and Comgás, the Company now presents six reportable segments:

(1)      Raízen Energia, our sugar and ethanol Joint Venture company;

(2)      Raízen Combustíveis, our fuel distribution Joint Venture company;

(3)      Rumo, logistics services for transportation, storage and port lifting, mainly for sugar products;

(4)      Radar, which is focused on buying, selling and leasing of agricultural land for sugarcane plants and grains;

(5)      Comgás, a company engaged in the distribution of piped natural gas in part of the territory of the State of São Paulo; and

(6)      Other Businesses, which principally comprise the manufacturing and distribution of lubricants.

Our discussion and analysis of the results of fiscal year 2013 in comparison to fiscal year 2012 and fiscal year 2012 in comparison to fiscal year 2011 have been performed based on the new segmentation of the Company in place since June 1, 2011. For this, the presentation of financial segment data for fiscal year 2012 and 2011 has been reclassified in accordance with IFRS 8 to allow for greater comparability. Our sugar retail business, Cosan Alimentos, was previously reported as a separate segment, and now is presented as a discontinued operations. As a result of business combinations, which occurred during the fiscal year ended March 31, 2013, the Comgás segment is presented for a period of five months, and Radar is presented for a period of nine months.

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

Deferred income taxes and social contribution. Deferred tax assets are recognized for all unused tax losses and temporary differences between the accounting and tax books to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. For further detail on deferred income taxes see note 21 of our consolidated financial statements attached hereto.

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

•
As of March 31, 2013, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$516.7 million for sugarcane.

•
A reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$ 518.3 million for sugarcane.

•
A reasonable 10% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$1,175.9 million for sugarcane.

•
A reasonable 100 basis points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of R$54 million for sugarcane.

Intangible assets and Property, Plant and Equipment, or “P,P&E. The calculation of depreciation and amortization of intangible assets and P,P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P,P&E acquired in business combinations is a significant estimate. The Company annually performs a review of impairment indicators for intangible assets and P,P&E. Also, an impairment test is undertaken for goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated are further explained in notes 17 and 18 of our consolidated financial statements attached hereto.

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

On the formation of our Joint Venture we measured both the consideration transferred (our sugar and ethanol business, as well as our Esso branded fuel stations) and the proportion of assets received and liabilities assumed (50% of the Joint Venture including Shell’s fuel stations and distribution terminals) at fair value. The accounting for business combination generated a significant gain from the bargain purchase, which we recognized in our results of operations in fiscal year 2013. Had the assumptions and determinations used in measuring fair values been different, our gain recorded on bargain purchase could have been materially higher or lower, and significantly affected our results of operations recorded in fiscal year 2013.

When we have authority to control the financial and operating policies of another entity so as to obtain benefits from its activities, such entity is accounted for as a subsidiary and consolidated into our financial statements. We consider we have control over our subsidiary Radar, though we don’t own a majority of the common shares, because the Radar shareholders’ agreement gives us the right to direct all relevant activities of Radar and have a majority vote in key financial and operating decisions.  In addition, the vast majority of the rights of the non-controlling shareholders in Radar are considered protective in nature. We are also able to appoint a majority of the members of the board of directors of Radar and have outstanding warrants against the non-controlling shareholders, which are currently exercisable and grant us the ability to purchase an additional 20% interest in Radar.

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

Share based payments. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the share option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 34.

Pension benefits. The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions, which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details about the assumptions used are included in note 33 of our consolidated financial statements attached hereto.

Principal Factors Affecting Our Results of Operations

In addition to the factors that are described in “Item 4. Information on the Company—B. Business Overview,” our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and infrastructure businesses, for this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings, and increased annual sugarcane crushing capacity by approximately 6.2% from 53.0 million tonnes to approximately 56.2 million tonnes as of March 31, 2013. We have also diversified into other operations to become a vertically integrated energy and infrastructure company. As a result, our net sales and gross profit have increased significantly.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	For Fiscal Year Ended March 31,
	2013	2012	2011
Initial quote	0.2458	0.2744	0.1670
Closing quote	0.1766	0.2471	0.2711
Daily average quote	0.2007	0.2563	0.2376
Monthly average quote	0.2005	0.2542	0.2391
High quote	0.2458	0.3134	0.3531
Low quote	0.1766	0.2047	0.1367

Source: NYBOT; prices from the 1st Generic Future.

The table below sets forth the prices for refined sugar LIFFE for the periods indicated:

	Sugar LIFFE (US$/ton)
	For Fiscal Year Ended March 31,
	2013	2012	2011
Initial quote	643.10	713.20	481.60
Closing quote	503.30	643.60	711.70
Daily average quote	554.96	678.13	639.66
Monthly average quote	554.71	672.42	643.84
High quote	658.20	876.30	844.50
Low quote	483.20	582.00	437.80

Source: LIFFE; prices from the 1st Generic Future.

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,
	2013	2012	2011
Initial quote	663.10	890.30	431.10
Closing quote	597.00	667.40	982.20
Daily average quote	555.91	705.80	557.85
Monthly average quote	556.50	703.07	576.16
High quote	663.10	922.80	982.20
Low quote	494.90	597.50	381.10

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended March 31,
	2013	2012	2011
Initial quote	705.90	1,219.70	495.70
Closing quote	663.40	709.40	1,157.20
Daily average quote	636.37	840.11	636.49
Monthly average quote	636.57	832.68	638.69
High quote	705.90	1,726.50	1,157.20
Low quote	545.80	666.00	435.60

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol (R$/thousand liters)
	For Fiscal Year Ended March 31,
	2013	2012	2011
Average Unitary Price	1,627	1,406	950

Source: Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars. Therefore a depreciation of the Brazilian real against the U.S. dollar would have the effect of increasing our sales in Raízen Energia, and increasing our costs of sales in CLE. An appreciation of the Brazilian real against the U.S. dollar would have the opposite effect.

A significant proportion of our debt is denominated in U.S. dollars. A depreciation of the Brazilian real against the U.S. dollar would increase our debt burden and our related financial expenses. However, we have receivables and other financial assets denominated in U.S. dollars, which would partially offset the impact that a depreciation of the real would have on our financial position. An appreciation of the Brazilian real against the U.S. dollar would have the opposite effect.

Seasonality

Raízen Energia is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in south-central region of Brazil begins in April / May and ends in November / December. This creates variations in inventory, which is usually high in November to cover sales between harvest (i.e. from December to April) and a degree of seasonality in gross profit from sales of ethanol and sugar significantly lower in the last quarter of fiscal year. This seasonality also impacts our sugar logistics segment, Rumo, by concentrating demand for transport to the Port of Santos during the peak months of the sugarcane harvest. None of our other business segments are subject to significant seasonal trends.

Inflation

Inflation rates in Brazil were 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012 as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

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

Our cost structure for Rumo is affected by fixed and variable costs. Costs related to our property, plant & equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Our cost structure for Comgás is affected by fixed and variable costs. Costs related to our property, plant & equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

Our cost structure for other business is affected by cost base oil imported and additives for lubricants.

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

See note 32 of our consolidated financial statements attached hereto for further information.

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

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Consolidated Results

The following table sets forth our consolidated income statement for the fiscal years ended March 31, 2013 and 2012:

	For Fiscal Year Ended March 31,
	2013	2012 (restated)	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	30,016.5	23,390.5	28.3%
Cost of goods sold	(26,684.3)	(20,887.6)	(27.8)%
Gross profit	3,332.2	2,502.8	33.1%
Selling expenses	(1,292.3)	(1,052.3)	(22.8)%
General and administrative expenses	(845.5)	(634.0)	(33.4)%
Other, net	326.3	122.4	166.6%
Gain on the de-recognition of subsidiaries to form the JVs	—	2,752.7	(100.0)%
Operations income / (expenses)	(1,811.5)	1,188.9	(252.4)%
Income before financial results, equity income of associates and income taxes	1,520.8	3,691.6	(58.8)%
Equity income of associates	58.9	33.3	76.9%
Financial results, net	(619.6)	(480.5)	(28.9)%
Profit before income taxes	960.0	3,244.5	(70.4)%
Income taxes (Current)	(294.6)	(133.9)	(120.0)%
Income taxes (Deferred)	153.4	(982.5)	84.4%
Total income taxes	(141.2)	(1,116.4)	(87.4)%
Profit from continuing operations	818.8	2,128.1	(61.5)%
Profit from discontinued operations, net of tax	138.9	64.2	116.4%
Net income for the year	957.7	2,192.3	(56.3)%
Net income attributable to non-controlling interests	(526.3)	(1,011.0)	47.8%
Net income attributable to owners of the Company	431.4	1,181.3	(63.5)%

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS), IPI (a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in export markets.

Net sales increased 28.3% to R$30,016.5 million during the fiscal year ended March 31, 2013, from R$23,390.5million during the fiscal year ended March 31, 2012, primarily as a result of:

•	an increase of 16.8% to R$8,468.2 million in net sales in the Raízen Energia (sugar and ethanol), due to increased sales of sugar, ethanol and energy from cogeneration;

•	an increase of 24.0% to R$43,532.2 million in the net sales of Raízen Combustíveis (fuel distribution), primarily due to the rise in average gasoline, diesel and aviation fuel prices;

•
an increase in the transportation and loading operations of Rumo Logística,  due to our contractual agreement with America Latina Logística S.A., or ALL, primarily responsible for the increase of 24.6% in net sales, to R$712.8 million;

•	an increase in net sales of R$51.9 million related to the Radar acquisition and the consolidation of Radar’s results for the nine months following its acquisition on July 14, 2012; and

•	an increase in net sales of R$2,399.0 million related to the Comgás acquisition and the consolidation of Comgás’ results for the five months following its acquisition on November 5, 2012.

The table below presents a breakdown of our net sales for the fiscal year ended March 31, 2013 and 2011:

Net Sales	For Fiscal Year Ended March 31,
	2013	2012 (restated)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (sugar, ethanol and cogeneration)(1)	8,468.2	7,247.7	16.8%
Sugar	4,354.0	3,912.8	11.3%
Ethanol	3,299.9	2,871.5	14.9%
Energy cogeneration	569.7	235.1	142.3%
Other products and services	244.6	228.2	7.2%

Raízen Combustíveis (fuel distribution)(1)	43,532.2	35,096.1	24.0%
Fuels	43,516.0	35,032.8	%
Other services	16.2	63.3	%

Rumo (logistics)	712.8	572.0	24.6%
Transportation	549.4	413.4	32.9%
Loading	150.0	141.0	6.4%
Other	13.3	17.6	(24.3)%

Radar (land development)(2)	51.9	-	100%
Property sale	4.7	-	100%
Land lease	47.1	-	100%

Comgás (natural gas retail)(3)	2,399.0	-	100%
Industrial	1,535.9	-	100%
Residential	203.3	-	100%
Thermo generation	148.7	-	100%
Cogeneration	112.7	-	100%
Automotive	77.5	-	100%
Commercial	84.5	-	100%
Construction revenue	230.0	-	100%
Other	6.4	-	100%

Other businesses	1,422.6	1,065.5	33.5%
Lubricants (CLE)	1,255.5	1,018.8	23.2%
Other products and services	167.1	46.7	257.7%

Eliminations(1)	(26,570.2)	(20,590.8)	29.0%

Net sales	30,016.5	23,390.5	28.3%

(1)
The information of Raízen Energia and Raízen Combustíveis and the discussion herein represents 100% of the revenues generated by the businesses. As from June 1, 2011, the results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in our consolidated financial statements.

(2)	For a nine-month period from the date of acquisition of Radar.

(3)	For a five-month period from the date of acquisition of Comgás.

Raízen Energia (Sugar and Ethanol)

Sugar sales totaled R$4,354.0 million in the fiscal year ended March 31, 2013, an increase of 11.3% or R$441.2 million in relation to the prior period. The volume of sugar increased 6.1% over 2012 and the average price of sugar in 2013 increased by 4.9% and was primarily responsible for the increase in net sales of this product.

Ethanol sales in the fiscal year ended March 31, 2013 totaled R$3,299.9 million, increasing 14.9% or R$428.4 million when compared to the fiscal year ended March 31, 2012 primarily due to an increase of 15.7% in average price and an increase of 4.8% in volume sold.

Energy cogeneration sales totaled R$569.7 million, increasing 142.9% or R$334.6 million in the fiscal year ended March 31, 2013. This was principally due to a higher volume of energy generated and sold, due in part to an extended crushing period in the 2012/2013 harvest, an increase of 19.1%  in the average price of energy, due to the spot market being affected by a lack of rains and the resulting depletion of hydro-electric energy reserves in the major reservoirs in the Southeast and Mid-West regions, and energy resale transactions in the spot market, which increased total volume sold.

Other products and services, consisting of principally sales of steam, molasses and raw materials to service providers in the agricultural industry, increased 7.2% to R$244.6 million in the fiscal year ended March 31, 2013, from R$228.2 million in the fiscal year ended March 31, 2012.

Raízen Combustíveis (Fuel distribution)

Net sales (prior to eliminations for proportionate consolidation) increased by R$8,436.1 million, or 24.0% from R$35,096.1 million in the fiscal year ended March 31, 2012 to R$43,532.2 million in the fiscal year ended March 31, 2013 primarily due to an increase in total fuel sales volume in the period. This increase is primarily a result of the addition of sales at Shell gas stations; which was consolidated as of the formation of Raízen on June 1, 2011, making the comparative period only ten months.

Rumo (Logistics)

Rumo’s sales in the fiscal year ended March 31, 2013 increased by R$140.8 million, or 24.6%, to R$712.8 million in the fiscal year ended March 31, 2013, as compared to the previous the period, primarily due to increased transportation volume.

Revenue from transportation increased by R$136.1 million, or 32.9%, to R$549.4 million, primarily as a result of the increased sugar volumes transported, better prices and adjustments to maintain contractual balance in rail transportation together with ALL, Rumo’s partner in transportation.

Loading sales revenue increased by R$9.0 million, or 6.4%, to R$150.0 million in the fiscal year ended March 31, 2013, as compared to the previous the period, due to an increase in volume to 8,565.6 thousand tonnes in the fiscal year ended March 31, 2013, representing an increase of 10% as compared to the fiscal year ended March 31, 2012.

Radar

Radar’s revenues derived from investments in agricultural properties and the leasing of land in Brazilian rural markets totaled R$51.8 million, representing the results of operations from July 14, 2012 to March 31, 2013.

Comgás

Comgás’ revenues from November 5, 2012 to March 31, 2013 were R$2,399.0 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo.

Other Businesses

Our other businesses comprise of our lubricants and specialties business and other operations.

The net revenue of Lubricants was R$1,255.5 million in the fiscal year ended March 31, 2013 resulting in an increase of 23.2% compared to the fiscal year ended March 31, 2012, primarily due to the consolidation of Comma Oil & Chemical’s results, which was acquired in the fiscal year ended March 31, 2013. The initiation of lubricant sales and distribution in Bolivia, Uruguay and Paraguay also helped to increase net revenue. Sales volume increased 8% in the fiscal year ended March 31, 2013, to 221.0 million liters.

Revenue from other products and services consists of land leased by Cosan to Raízen Energia, as well as revenues from the sale of base oils, amounted to R$167.1 million in the fiscal year ended March 31, 2013.

Cost of Sales and Services

Cost of Sales and Services	For Fiscal Year Ended March 31,
	2013	2012 (restated)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(6,881.9)	(5,578.2)	23.4%
Sugar	(2,997.4)	(2,802.1)	7.0%
Ethanol	(3,005.0)	(2,454.0)	22.5%
Energy cogeneration	(399.0)	(86.1)	363.4%
Other products and services	(480.5)	(236.0)	103.6%

Raízen Combustíveis (1)	(41,199.0)	(33,137.3)	24.3%

Rumo (logistics)	(420.6)	(394.1)	6.7%

Radar (2)	(1.7)	-	100%

Comgás (3)	(1,738.3)	-	100%

Other businesses	(1,050.7)	(732.9)	43.4%

Eliminations (1):	24,608.0	18,954.9	29.8%

Cost of sales and services	(26,684.2)	(20,887.6)	27.8%

(1)
The information for Raízen Energia and Raízen Combustíveis represents 100% of the cost incurred by the businesses. As from June 1, 2011, the results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in our consolidated financial statements.

(2)	For a nine-month period from the date of acquisition of Radar.

(3)	For a five-month period from the date of acquisition of Comgás.

We divide Raízen Energia’s sugar and ethanol cost of sales and services into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses. Raízen Combustíveis’ cost of sales and services includes petroleum derived products and feedstock purchased from Petrobras and ethanol from distilleries, freight costs between our terminals in our fuel distribution business and additives. Rumo Logística’s cost of sales and services includes personnel costs, equipment and port lease agreements, electricity and maintenance costs. Other Businesses’ costs of sales and services principally includes costs associated with Cosan’s corporate structure and packaging materials, raw material and feedstock purchased from third parties in our lubricants business.

Our total cost of sales and services increased by 27.8% to R$26.7 billion during the fiscal year ended March 31, 2013, from R$20.9 billion during the fiscal year ended March 31, 2012 due to the factors described below.

Raízen Energia (Sugar, Ethanol and Cogeneration)

The cost of sales and services amounted to R$6,881.9 million in the fiscal year ended March 31, 2013, representing an increase of 23.4% compared to the previous fiscal year. This increase was mainly driven by higher volumes of sugar and energy sold, and by the increase in average cost of goods sold for ethanol. Costs of sales and services are reported together with the average unit costs, net of effects of depreciation and amortization (cash and cost).

Raízen Combustíveis (Fuel distribution)

Raízen Combustíveis cost of sales and services increased 24.3% from R$33,144.5 million in the fiscal year ended March 31, 2012 to R$41,199.0 million in the fiscal year ended March 31, 2013 primarily due to the increase in total fuel sales volume in the period.

Rumo (Logistics)

The cost of Rumo’s services provided in the fiscal year ended March 31, 2013 increased 6.7%, to R$420.6 million, as compared to the fiscal year ended March 31, 2012, due to an increase in volumes transported, also causing an increase in the dilution of fixed costs and driving total cost of services provided to 59% of net revenue compared to 69% in 2012.

Radar

Radar’s costs of sales and services totaled R$1.7 million, considering its results of operations from July 1, 2012 to March 31, 2013, which corresponds to the cost related to activities relating to sales of assets.

Comgás

Comgás’ costs of sales and services for the period from November 5, 2012 to March 31, 2013 totaled R$1,738.3 million, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to distribution companies, and therefore there are no shipping costs. CLE’s lubricant marketing expenses, as well as fuel storage expenses, are also included as selling expenses.

	For Fiscal Year Ended March 31,
	2013	2012 (restated)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(638.8)	(511.4)	24.9%
Raízen Combustíveis (1)	(1,026.9)	(1,095.6)	(6.3)%
Comgás (2)	(259.8)	-	100%
Other businesses	(199.7)	(187.5)	6.5%
Eliminations (1):	832.9	742.2	12.2%

Selling expenses	(1,292.3)	(1,052.3)	22.8%

(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the selling expenses of the businesses. As from June 1, 2011, the results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in our consolidated financial statements.

(2)	For a five-month period from the date of acquisition of Comgás.

Our total selling expenses increased by 22.8% to R$1,292.3 million during the fiscal year ended March 31, 2013 from R$1,052.3 million during the fiscal year ended March 31, 2012, due to the factors described below.

Raízen Energia (Sugar and Ethanol)

Raízen Energia’s selling expenses increased by R$127.4 million, or 24.9%, in the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012, to R$638.8 million, due primarily to the change in the ethanol sales mix from the domestic to the foreign market and consequent increases in freight costs.

Raízen Combustíveis (Fuel distribution)

Raízen Combustíveis selling expenses decreased by R$68.7 million, or 6.3%, to R$1,026.9 million in the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012.  This decrease was primarily due to the unification of the logistics operations and the efficiencies captured from the integration of the Esso and Shell gas station networks.

Comgás

Comgás’ selling expenses for the period from November 5, 2012 to March 31, 2013 totaled R$259.8 million.

Other businesses

Selling expenses increased 6.5% in the fiscal year ended March 31, 2013, to R$199.7 million, as compared to R$187.5 million in the fiscal year ended March 31, 2012, primarily due to the consolidation of Comma Oil & Chemicals.

General and Administrative Expenses

	For Fiscal Year Ended March 31,
	2013	2012 (restated)	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(490.2)	(454.0)	8.0%
Raízen Combustíveis (1)	(361.6)	(349.8)	3.4%
Rumo	(58.1)	(41.5)	40.0%
Radar (2)	(14.9)	-	100%
Comgás (3)	(127.7)	-	100%
Other businesses	(200.0)	(132.8)	50.5%
Eliminations (1):	407.0	344.1	18.3%

General and administrative expenses	(845.5)	(634.0)	33.4%

(1)
The information for Raízen Energia and Raízen Combustíveis represents 100% of the general and administrative expenses incurred by the businesses. As from June 1, 2011, the results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in our consolidated financial statements.

(2)	For a nine-month period from the date of acquisition of Radar.

(3)	For a five-month period from the date of acquisition of Comgás.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 33.4% to R$845.5 million during the fiscal year ended March 31, 2013 from R$634.0 million during the fiscal year ended March 31, 2012, due to the factors described below.

Raízen Energia (Sugar and Ethanol)

General and administrative expenses were R$490.2 million in the fiscal year ended March 31, 2013, an increase of 8.0% when compared to the fiscal year ended March 31, 2012. This increase is primarily due to the collective wage increase.

Raízen Combustíveis (Fuel distribution)

General and administrative expenses totaled R$361.6 million in the fiscal year ended March 31, 2013, an increase of 3.4% compared to the fiscal year ended March 31, 2012, reflecting the new corporate structure of Raízen Combustíveis as compared to its first year of operations.

Rumo (Logistics)

General and administrative expenses totaled R$58.1 million in the fiscal year ended March 31, 2013, an increase of 40.0% compared to the fiscal year ended March 31, 2012. This increase in expenses was largely due to the beginning of operations at the Itirapina terminal and consulting services.

Radar and Comgás

General and administrative expenses totaled R$142.6 million in the fiscal year ended March 31, 2013, for Radar and Comgás, businesses that were consolidated in 2012.

Other businesses

General and administrative expenses totaled R$200.0 million in the fiscal year ended March 31, 2013, an increase of 50.5% when compared to the fiscal year ended March 31, 2012, due principally to the expansion in the lubricants operations and expenditures related to the reorganization of Cosan’s corporate structure.

Other income, net

Other income, net comprises other income and expenses.  Other income, net increased from R$122.4 million in the fiscal year ended March 31, 2012 to R$326.3 million in the fiscal year ended March 31, 2013, principally reflecting the result of the sale of Cosan Alimentos announced on October 24, 2012 and the appreciation of the lands classified as investment property of R$138.8 million.

Gain on the de-recognition of subsidiaries to form the Joint Venture

Due to the formation of the Raízen Energia and Raízen Combustíveis joint ventures during the fiscal year ended March 31, 2012, Cosan contributed its sugar and ethanol businesses, which resulted in a deconsolidation of the related assets and liabilities and recording the remaining interest at fair value, resulting in a one-time gain of R$2,752.7 million before income tax and social contribution.

Equity income of associates

Equity income of associates includes our interests in Codexis Inc. 15.5%, Logum Logística S.A. 20.0%, Uniduto Logística 46.0% and other investments. Equity income increased to R$58.9 million in the fiscal year ended March 31, 2013 from R$33.3 million in the fiscal year ended March 31, 2012.

Financial Results, Net

Financial results, net in the fiscal year ended March 31, 2013 totaled a net financial expense of R$619.6 million compared with net financial expense of R$480.4 million in the fiscal year ended March 31, 2012, an increase of R$139.5 million, or 28.9%.

	For Fiscal Year Ended March 31,
	2013	2012 (restated)
	(in millions of reais)
Financial expenses	(781.3)	(586.0)
Financial income	262.9	203.8
Foreign exchange variation, net	(146.8)	(93.9)
Derivatives, net	45.6	(4.4)
	(619.6)	(480.5)

Financial Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; and (3) fees, commissions and other charges paid to financial institutions.

Financial expenses in the fiscal year ended March 31, 2013 totaled R$781.3 million, as compared to R$586.0 million in the fiscal year ended March 31, 2012.

Expenses of debt charges, net of financial investments yields, represented an increase of 58.2%, when compared to the previous the nine-month period, mainly due to greater average indebtedness. The increase was mainly attributable to increased debt charges related to indebtedness assumed to undertake the acquisition of Comgás.

Financial Income. Our financial income consists primarily of: (1) gains on monetary variation related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended March 31, 2013 totaled R$262.9 million, compared to financial income of R$203.8 million during the fiscal year ended March 31, 2012, due to financial income of Comgás consolidated as from November 5, 2012.

Foreign exchange variation, net. Foreign exchange variation, net resulted in a loss of R$146.8 million in the fiscal year ended March 31, 2013 compared to a net loss of R$93.9 million in the fiscal year ended March 31, 2012. The negative effects from exchange variation occurred due to the depreciation of the real against the U.S. dollar. Our gross indebtedness denominated in U.S. dollars was R$5,089.4 million as at March 31, 2013, compared to R$2,907.8 million at March 31, 2012.

Derivatives, net. Derivatives, net resulted in a gain of R$45.6 million in the fiscal year ended March 31, 2013 compared with a net loss of R$4.4 million in the fiscal year ended March 31, 2012.

Income Taxes

Income tax expenses decreased to R$141.2 million for the fiscal year ended March 31, 2013, compared to expenses of R$1,116.4 million in the fiscal year ended March 31, 2012, mainly resulting from the decrease of the deferred taxes relating to the gain on the de-recognition of subsidiaries to form the Joint Venture recorded in 2011, partially offset by an increase in current taxes due to higher taxable income.

Net income attributable to our owners

As a result of the foregoing, net income attributable to our owners was R$431.4 million in the fiscal year ended March 31, 2013, compared to R$1,181.3 million in the fiscal year ended March 31, 2012, a decrease of 63.5% after deducting net income attributable to non-controlling interests of R$526.3 million and R$1,010.9 million in the fiscal year ended March 31, 2013 and 2012, respectively.

Fiscal Year Ended March 31, 2012 compared to Fiscal Year Ended March 31, 2011

Consolidated Results

The following table sets forth our condensed consolidated income statement for the fiscal years ended March 31, 2012 and 2011, on the basis of our former business segment structure, in place prior to June 1, 2011:

	For Fiscal Year Ended March 31,
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	23,390.5	18,063.5	29.5%
Cost of goods sold	(20,887.6)	(15,150.1)	37.9%
Gross profit	2,502.8	2,913.4	14.1%
Selling expenses	(1,052.3)	(1,026.0)	2.6%
General and administrative expenses	(634.0)	(545.4)	16.2%

	For Fiscal Year Ended March 31,
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)
Other, net	122.4	(33.8)	462.1%
Gain on the de-recognition of subsidiaries to form the Joint Venture	2,752.7	—	—
Operations income / (expenses)	1,188.9	(1,605.3)	174.1%
Income before financial results, equity income of associates and income taxes	3,691.6	1,308.1	182.2%
Equity income of associates	33.3	25.2	32.1%
Financial results, net	(480.5)	(151.1)	217.9%
Income before income taxes	3,244.5	1,182.2	174.4%
Income taxes:
Current	(133.9)	(85.4)	56.8%
Deferred	(982.5)	(329.1)	198.5%
Profit from continuing operations	2,128.1	767.8	177.2%
Profit from discontinued operations, net of tax	64.2	-	100%
Net income for the year	2,192.3	767.8	185.5%
Net income attributable to non-controlling interests	(1,011.0)	(296.7)	240.7%
Net income attributable to owners of the Company	1,181.3	470.9	150.9%

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

Net sales increased by 29.5% to R$23,390.5 million during the fiscal year ended March 31, 2012, from R$18,063.5 million during the fiscal year ended March 31, 2011, primarily as a result of:

•	an increase of 13.4% to R$7,247.7 million in net sales in the Raízen Energia (Sugar and Ethanol), despite a difficult harvest;

•	an increased in the net sales of Raízen Combustíveis (Fuel Distribution) by 220.0% to R$35,096.0 million, primarily due to the formation of the Joint Venture; and

•
in Rumo Logística, an increased in the transportation and loading operations due to our contractual agreement with America Latina Logística S.A., or ALL, which is primarily responsible for the increase of 27.7% in its net sales to R$572.0 million.

The table below presents a breakdown of our net sales for the fiscal years ended 2012 and 2011:

	For Fiscal Year Ended March 31, (1)
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)

Raízen Energia (Sugar and Ethanol) net sales (1)	7,247.7	6,389.1	13.4
Sugar	3,912.8	3,853.4	1.5
Ethanol	2,871.5	2,203.7	30.3
Energy cogeneration	235.1	194.9	20.6
Other products and services	228.2	137.1	66.4

	For Fiscal Year Ended March 31, (1)
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)

Raízen Combustíveis (fuel distribution) net sales (1)	35,096.0	10,966.2	220.0
Fuels	35,032.8	10,895.6	221.6
Other services	63.2	70.6	(70.8)

Rumo (logistics) net sales	572.0	448.0	27.7
Transportation	413.4	305.8	35.2
Loading	141.0	118.1	19.4
Other	17.6	24.1	(27.0)

Other businesses net sales	1,065.5	829.0	28.5
Lubricants (CLE)	1,018.8	829.0	22.9
Other products and services	46.7	―	100

Eliminations (1):	(20,590.7)	(568.9)	3,519.4

Net sales	23,390.5	18,063.4	29.5

(1)
The information of Raízen Energia and Raízen Combustíveis and the discussion herein represents 100% of the revenues generated by the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company’s financial statements. See note 5 to our audited consolidated financial statements.

Raízen Energia (Sugar and Ethanol)

Sugar sales totaled R$3,912.8 million in fiscal year 2012, an increase of 1.5% in relation to the prior period. The main factors contributing to the increase of R$59.4 million were:

•
the 7.1% decline in the volume of sugar sold in fiscal year 2012 as compared to fiscal year 2011, which was offset by the higher average sugar price per ton, which increased 9.3% to R$981.3 from R$898.0 over the same periods.

•	Higher volume sold in the foreign market due to more attractive prices, which resulted in a R$229.2 million increase in total net sales. Lower volumes were sold in fiscal year 2012.

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

Ethanol sales in fiscal year 2012 totaled R$2,871.5 million, increasing 30.3% or R$667.8 million when compared to fiscal year 2011 primarily due to:

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

Raízen Combustíveis (Fuel distribution)

Revenues increased from R$10,966.2 million in fiscal year 2011 to R$35,096 million (prior to elimination for proportionate consolidation) in fiscal year 2012 primarily due to the formation of the Joint Venture between Cosan and Shell on June 1, 2011, increasing the volume of fuels sold. This resulted in:

•	an expansion in the service stations network to 4,545 locations in fiscal year 2012 from 1,710 (Cosan service station only) in fiscal year 2011;

•	an increase of 201% in the volume of gasoline sold representing revenues of R$14,674.4 million;

•	an increase of 5.5% in the volume of jet fuel sold resulting in revenues of R$3,632 million in fiscal year 2012 compared to fiscal year 2011; and

•	Ethanol sales in fiscal year 2012 totaled R$2,117.9 million, resulting in an increase of 160.0% when compared to fiscal year 2011.

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

This increase is due to a larger volume of premium lubricants sold, which are higher margin products, and to the start of our base oil distribution operations. Base oil is a raw material used in manufacturing lubricants and was added to Cosan Lubrificantes e Especialidades’ distribution portfolio in the first quarter of 2012. In addition, CLE began distributing lubricants in three countries in January 2012—Bolivia, Uruguay and Paraguay.

Sales volume increased 39.5% in fiscal year 2012 to 216.7 million liters. In spite of the increase in the volume sold and product revenues and the addition of base oil to the mix contributed to the reduction in the average unit price, which averaged R$4,702/thousand liters in 2012, compared to R$4,942/thousand liters in fiscal year 2011.

Revenue from other products and services consists of land leased by Cosan to Raízen Energia, as well as revenues from the sale of base oils amounted to R$56.7 million in fiscal year 2012.

Cost of Goods Sold

	For Fiscal Year Ended March 31,
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)

Raízen Energia cost of goods sold (1)	(5,578.2)	(4,400.5)	26.8
Sugar	(2,802.1)	(2,609.1)	7.4
Ethanol	(2,454.0)	(2,016.1)	21.7
Energy cogeneration	(86.1)	(102.3)	(15.8)
Other products and services	(236.0)	327.1	(172.1)

Raízen Combustíveis cost of goods sold (1)	(33,137.3)	(10,499.3)	215.6

Rumo (logistics) cost of services provided	(394.1)	(316.4)	24.6

Other businesses cost of goods sold	(732.9)	(514.9)	42.3

Eliminations(1):	18,954.6	581.1	3,162.4

Cost of goods sold	(20,887.6)	(15,150.1)	37.9

(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the cost incurred by the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company´s financial statements. See note 5 to our audited consolidated financial statements.

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

Raízen Energia (Sugar and Ethanol)

The cost of goods sold amounted to R$5.6 billion in fiscal year 2012, representing an increase of 26.8%, compared to the previous fiscal year. Costs of goods sold is reported together with the average unit costs, net of effects of depreciation and amortization (cash and cost). This increase was mainly due to the rise in the average price of goods sold in the period, which increased by 5.6% for sugar and 21.5% for ethanol as compared to fiscal year 2011. The main factors that contributed to this increase in the cost of goods sold by Raízen Energia are:

•	A 24.8% increase in the TSR/kg cost, up from R$0.4022 in fiscal year 2011 to R$0.5018 in fiscal year 2012, directly impacting the cost of sugarcane from suppliers and the cost of land leases;

•	An increase in the cost of proprietary sugarcane due to the rise in leasing costs—up from R$10.4 per tonne of sugarcane in fiscal year 2011 to R$17 per tonne in fiscal year 2012;

•	A decrease in the TSR level to 136.5 kg/tonne in fiscal year 2012, compared to 138.5 kg/ton in fiscal year 2011.

This was partially offset by the improved productivity of the sugarcane fields, represented by a higher TCH level (tonne of cane per hectare), which was 76.0 fiscal year 2012, up from 73.8 in fiscal year 2011.

Raízen Combustíveis (Fuel distribution)

The cost of goods sold was primarily impacted by the formation of the Joint Venture on June 1, 2011, which added additional volumes sold (as described above) due to the increase in the number of service station in its portfolio.

Rumo (Logistics)

The cost of Rumo’s services provided in fiscal year 2012 increased 24.6% in fiscal year 2012 to R$394 million as compared to fiscal year 2011 due to an increase in volume transported.

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

	For Fiscal Year Ended March 31,
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(511.4)	(568.3)	(10.0)
Raízen Combustíveis (1)	(1,095.6)	(280.9)	290.0
Rumo	―	―	―
Other businesses	(187.5)	(176.8)	6.0
Eliminations (1):	742.2	―	100
Selling expenses	(1,052.3)	(1,026.0)	2.6

(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the revenues, costs and expenses of the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company’s financial statements. See note 5 to our audited consolidated financial statements.

Selling expenses increased by 2.6% to R$1,052.3 million during the fiscal year ended March 31, 2012 from R$1,026.0 million during the fiscal year ended March 31, 2011.

Raízen Energia (Sugar and Ethanol)

Raízen Energia’s selling expenses amount decreased 10.0% to R$511.4 million in fiscal year 2012 as compared to fiscal year 2011, due to savings resulting from lower freight and commissions following the transfer of the sugar trading activities in the domestic retail market to Cosan Alimentos that in fiscal year 2012 was R$82.2 million.

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

General and Administrative Expenses

	For Fiscal Year Ended March 31,
	2012 (restated)	2011	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(454.0)	(393.0)	15.5
Raízen Combustíveis (1)	(349.8)	(91.5)	282.3
Rumo	(41.5)	(29.1)	43.0
Other businesses	(132.8)	(31.8)	317.6
Eliminations (1):	344.1	-	100

General and administrative expenses	(634.0)	(545.4)	16.2

(1)
The information of Raízen Energia and Raízen Combustíveis represents 100% of the cost incurred by the businesses. As from June 1, 2011 results of Raízen Energia and Raízen Combustíveis are proportionally consolidated at 50% in the Company’s financial statements. See note 5 to our audited consolidated financial statements.

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

Rumo (Logistics)

General and administrative expenses totaled R$41.6 million in fiscal year 2012, an increase of 43.0% compared to fiscal year 2011. This increase in expenses was due to the restructuring of Rumo’s managerial staff in fiscal year 2012 as well as expenses related to the Shared Services Center, which were not present in fiscal year 2011.

Other businesses

General and administrative expenses totaled R$132.8 million in fiscal year 2012, an increase of 386.4% when compared to R$31,8 million in fiscal year 2011, due to expenses associated with Cosan’s corporate structure.

Other, net

Other, net comprises of other income and expenses. Income increased from a net expense of R$(33.8 million) to R$122.4 million in fiscal year 2012, principally reflecting increased gain on the disposal of property plant and equipment, and increased rental and leasing income, a reversal of allowances for doubtful accounts receivable, and revenue from royalties and customer base and other income. This was partly offset by provisions for judicial demands, and other expenses. See note 30 to our audited consolidated financial statements for more information.

Gain on the de-recognition of subsidiaries to form the Joint Ventures

Due to the formation of the Raízen Energia and Raízen Combustíveis Joint Ventures, Cosan contributed its sugar and ethanol businesses, which resulted in a deconsolidation of the related assets and liabilities and recording the remaining interest at fair value, resulting in a gain of R$2,752.7 million, before income tax and social contribution. See note 26 to our audited consolidated financial statements for more information.

Equity income of associates

Equity income of associates includes our interests in Radar Propriedades Agrícolas S.A. (18.9%), Codexis Inc. (15.5%), Logum Logística S.A. (20.0%) and other investments. Equity income increased by 32.1% to R$33.3 in fiscal year 2012.

Financial Results, Net

Financial results, net in fiscal year 2012 totaled a net expense of R$480.5 million compared to financial results, net of R$151.1 million in fiscal year 2011.

	For Fiscal Year Ended March 31,
	2012 (restated)	2011
	(in millions of reais)
Financial expenses	(586.0)	(677.3)
Financial income	203.8	188.8
Foreign exchange variation, net	(93.9)	282.7
Derivatives, net	(4.4)	54.7
	(480.5)	(151.1)

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

Foreign exchange variation, net. Foreign exchange variation, net resulted in a loss of R$93.9 million in fiscal year 2012 compared to a net gain of R$282.7 million in fiscal year 2011. The negative effects from exchange variation occurred due to the impacts on assets and liabilities denominated in foreign currency and the fluctuation in the reais dollar exchange rate. Our gross indebtedness denominated in U.S. dollars was R$3,618.2 million and R$3,750.8 million at March 31, 2011 and March 31, 2012, respectively.

Derivatives, net. Derivatives, net resulted in a loss of R$4.4 million in fiscal year 2012 compared to R$54.7 million in fiscal year 2011.

Income Taxes

Current income tax expense increased to R$133.9 million in fiscal year 2012, compared to an expense of R$85.4 million in fiscal year 2011, mainly resulting from the earnings in fiscal year 2011 compared to fiscal year 2012. Deferred income tax expense increased from R$329.1 million in fiscal year 2011 to R$982.5 million in fiscal year 2012, mainly due to the formation of the Joint Venture.

Net Income for the year

As a result of the foregoing, net income for the year increased 177.2% to R$2,128.1 million in fiscal year 2012, compared to a net income of R$767.8 million in fiscal year 2011.

Net income attributable to owners of the Company

Net income attributable to owners of the Company was R$1,181.3 million in fiscal year 2012 an increase of 150.9% as compared to R$470.9 million in fiscal year 2011, after deducting net income attributable to non-controlling interests of R$1,010.9 and R$296.8 million in fiscal years 2012 and 2011 respectively.

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

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders.  We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets. In fiscal years 2013 and 2012, the cash flow used in investing activities was funded principally by increased borrowing. As of March 31, 2013, our consolidated cash and cash equivalents amounted to R$2,493.2 million compared to R$1,654.1 million as of March 31, 2012.

Cash Flow from Operating Activities

We had net cash flows from operating activities of R$2,343.1 million in the fiscal year ended March 31, 2013, compared to R$1,951.6 million in the fiscal year ended March 31, 2012. This increase was primarily attributable to increased revenues from our operating businesses offset by the variation in working capital.

Cash Flow Used in Investing Activities

Net cash flows used in investing activities was R$4,803.5 million in the fiscal year ended March 31, 2013, compared to R$2,121.3 million in the fiscal year ended March 31, 2012. This variation was mainly attributable to the R$3.4 billion acquisition of Comgás partially offset by R$333.7 million in proceeds from sale of property, plant and equipment, software and intangible assets and R$196.5 million in proceeds from the sale of discontinued operations.

Cash Flow from Financing Activities

We had R$3,295.5 million of net cash inflows from financing activities in the fiscal year ended March 31, 2013, compared to R$536.3 million of net cash inflows from financing activities in the fiscal year ended March 31, 2012, principally due to cash flow from additions of long-term debt, net of repayments, increasing from R$457.0 million in the fiscal year ended March 31, 2012 to R$3,098.8 million in the fiscal year ended March 31, 2013.

Indebtedness

As of March 31, 2013, our outstanding debt totaled R$11,818.7 million of which R$2,153.5 million was short-term debt, including our current-portion of long-term debt and considering 50% of Raízen’s debt. Our debt consisted of R$6,562.3 million in local currency-denominated debt and R$5,256.4 million in foreign currency-denominated debt.

Our total debt of R$11,818.7 million at March 31, 2013 increased 127% as compared to our total debt of R$5,199.4 million at March 31, 2012. Our short-term debt, comprised of our current portion of long-term debt and interest accrued, represented 18% of our total indebtedness at March 31, 2013. Our U.S. dollar-denominated debt at March 31, 2013 represented 43%, and our British pound sterling-denominated debt represented 1% of our total indebtedness. Our secured debt at March 31, 2013 represented 39% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/ pledge of credit rights, machinery and equipment, sugar and ethanol.

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

The Company, its subsidiaries and jointly-controlled entities are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the year ended as at March 31, 2013, the Company, its subsidiaries and jointly-controlled entities were in compliance with their debt covenants.

The table below shows the profile of our debt instruments:

			As of March 31,
Description	Index	Average annual interest rate	2013	2012	2011	Maturity Date
			(in thousands of Reais)
Senior Notes Due 2014	Dollar (USD)	9.5%	356,600	322,654	576,814	August 2014
Senior Notes Due 2017	Dollar (USD)	7.0%	407,381	368,601	658,954	February 2017
BNDES	URTJLP	7.64%	724,613	683,586	1,308,034	October 2025
	Pre-fixed	4.5%	192,460	185,568	242,508	July 2020
	UMBND	6.50%	16,621	18,365	38,947	July 2019
	Dollar (USD)	6.86%	—	11	—	November 2012
Credit Notes	CDI	7.39%	159,500	—	—	February 2014
Bank Credit Notes	CDCA	0.6%+CDI	—	—	31,378	December 2011
ACC	Dollar (USD)	1.90%	25,533	138,369	228,229	June 2013
Resolution 2471 (PESA)	IGP-M	9.77%	348,047	316,094	674,392	April 2023
	Pre-fixed	3.0%	50	53	114	October 2025
Rural Credits	Pre-fixed	5.5%	20,833	20,460	92,352	November 2013
Working capital	Dollar (USD) + Libor	1.78%	453,509	410,002	—	September 2016
	IGP-M	20.52%	—	88	—	December 2012
	Pre fixed	14.00%	3,927	5,332	—	March 2015

			As of March 31,
Description	Index	Average annual interest rate	2013	2012	2011	Maturity Date
			(in thousands of Reais)
Pre-Payments	Dollar (USD) + Libor	4.18%	459,145	507,454	736,472	February 2016
Total Raízen consolidated (50%)			3,168,219	2,976,651	4,588,194
Senior Notes Due 2018	Pre-fixed	9.5%	852,705	—	—	March 2018
Senior Notes Due 2023	Dollar (USD)	5.0%	1,009,277	—	—	March 2023
Perpetual Notes	Dollar (USD)	8.25%	1,025,671	930,094	1,236,209	November 2015
Credit Notes	CDI	7.39%	369,486	341,226	303,719	February 2014
	Dollar (USD)	3.07%	—	52,891	324,247	October 2012
Working capital	Dollar (USD) + Libor	1.78%	206,089			September 2016
	Dollar (USD) + Libor	4.46%	—			September 2016
Finame	Pre fixed	4.59%	372,559	397,515	517,842	September 2022
	URTJLP	7.17%	410,442	337,091	187,336	November 2022
	UMBND	8.36%	—	16	—	October 2012
Leasing	Pre-fixed	15.02%	107	—	—	June 2014
	100.00% CDI	—	2,020	—	—	October 2014
Foreign loans	GDP + Libor Semiannual	4.32%	167,021	—	—	June 2017
Loan EIB	Dollar (USD) + Libor	2.26%	528,902	—	—	September 2021
Resolution 4131	Dollar (USD) + Libor	3.00%	549,106	—	—	February 2018
Debentures	CDI	8.62%	1,417,149	—	—	October 2020
Non-convertible debenture	CDI	1.50%	70,321	—	—	August 2014
BNDES	TJLP	7.98%	709,425	—	—	June 2017
	Selic	1.80%	310,358	—	—	October 2020
	TJ462	7.80%	77,477	—	—	October 2020
FINEP	Pre-fixed	5.00%	89,889	—	—	January 2021
Promissory note	103.00% CDI	—	402,104	—	—	November 2013
Credit assignment `	CDI	1.38%	60,886	—	—	May 2013
Others	Several	Several	85,556	—	103,028	Several
Expenditure on issue of debt			(66,039)	(21,407)	(28,546)
Total Cosan (excluding Raízen)			8,650,511	2,222,738	2,643,835
Total Consolidated Debt			11,818,727	5,199,389	7,232,029
Current			2,153,572	540,237	957,134
Non-Current			9,665,155	4,659,152	6,274,895

The principal financing activities for fiscal year 2013 are described below:

In March 2013 the Company issued R$850 million aggregate principal amount of 9.5% Senior Notes pursuant to Rule 144A and Regulation S of the Securities Act.  Also in March 2013, the Company issued US$500 million aggregate principal amount of 5.0% Senior Notes pursuant to Rule 144A and Regulation S of the Securities Act.

In addition, there are certain restrictions on the ability of the Joint Venture to declared dividends, see “Financial Information—A. Consolidated Statements and Other Financial Information—Dividend and Dividend Policy—Joint Venture’s Dividend Policy.”

Working Capital

As of March 31, 2013, we had working capital of R$1,898.4 million, compared to R$2,679.1 million in fiscal year 2012, primarily attributable to:

•
an increase in the current portion of long-term debt, from R$540.2 million at March 31, 2012, to R$2,153.6 million at March 31, 2013 related primarily to the Comgás acquisition and the consolidation of the indebtedness of Comgás; and

•
an increase in cash and cash equivalents, from R$1,654.1 million at March 31, 2012, to R$2,493.2 million at March 31, 2013, related primarily to the consolidation the cash and cash equivalents of Comgás.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$2,178.0 million during fiscal year 2013, compared to R$2,133.7 million during fiscal year 2012.

The following table sets forth our capital expenditures for the fiscal years 2013, 2012 and 2011:

	For Fiscal Year Ended March 31,
	2013	2012 (restated)	2011
	(in millions of reais)
Raízen Energia – Operational
Biological assets	922.0	942.7	745.0
Inter-harvest maintenance costs	602.3	605.5	514.2
Health, safety and environmental (SSMA) & Sustaining	64.6	149.2	237.5
Mechanization	205.3	138.3	214.7
Projects	113.1	—	—
Total – Operational	1,907.3	1,835.7	1,711.4
Raízen Energia – Expansion
Co-generation projects	102.7	462.5	287.6
Greenfield projects	—	0.4	66.9
Other expansion projects	394.5	279.2	348.4
Total – Expansion	497.2	742.2	702.9
Raízen Energia – Total	2,404.6	2,577.9	2,414.3
Raízen Combustíveis	677.2	491.7	191.6
Total Raízen	3,081.8	3,069.6	2,605.9
Raízen consolidated (50%)	1,540.9	1,765.2	—

Rumo	266.7	269.0	427.9
Radar	0.8	—	—
Comgás	294.4	—	—
Other business	75.4	102.3	3.3
Total Cosan (excluding Raízen)	637.1	371.3	431.2
Total consolidated capital expenditures	2,178.0	2,136.6	3,037.1

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.”

As of March 31, 2013 we have future commitments related to these projects in the amount of R$735.8 million fully directed at the completion of the corresponding assets. Financing for such commitments will be primarily based on third party financing with financial institutions up to 2020.

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

E. Off-Balance Sheet Arrangements

Sales

The jointly-controlled entity “Raízen Energia” is mainly engaged in the commodities market and sales are substantially performed at the price on the date of sale. However, Raizen Energia has several agreements in the sugar, ethanol and power cogeneration markets, which undertake to sell volumes of those products in future harvests.

The commitments for the sale of sugar, in tons, as March 31, 2013 are as follows:

Fiscal Year	As of March 31, 2013 (*)
2013-2014 harvest	2,947,595
2015-2016 harvest	1,028,000
Total	3,975,595

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

The commitments for the sale of ethanol, in cubic meters, as March 31, 2013 are as follows:

Fiscal Year	As of March 31, 2013 (*)
2014	808,850
2015	175,000
Total	983,850

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

The commitments for sales electric energy and steam, in MWh, as March 31, 2013 are as follows:

	Electric power	Steam
Fiscal Year	As of March 31, 2013 (*)
2014	1,944,924	170,000
2015	1,677,904	—
2016	1,669,144	—
2017	1,669,144	—
After 2017	13,243,863	—
Total	20,204,979	170,000

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

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

Purchase commitments by harvest, in thousands of tons on March 31, 2013 are as follows:

Fiscal Year	As of March 31, 2013 (*)
2014	26,410,050
2015	24,205,206
2016	20,982,447
After 2016	123,972,354
Total	195,570,057

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

The jointly-controlled entity Raízen Energia has contracts to purchase industrial equipment intended for maintenance and expansion of the mills, as well as to meet the demand of the electric energy co-generation project, in the total amount of R$386,566 on March 31, 2013 (R$80,076 as at March 31, 2012).

Raízen Combustiveis has contracts to purchase fuel from third parties, in order to ensure availability of future supplies.

The purchase commitments per harvest of ethanol, diesel, gasoline, jet fuel and biodiesel, in cubic meters, in March 31, 2013, are as follows:

Fiscal Year	2013
2014	7,815,953
2015	616,618
Total	8,432,571

Raízen Combustíveis also has contracts for transport services by rail, road, and river barge, with the purpose of transporting fuel between supply bases to the gas stations. The amount to be paid by Raízen Combustíveis is determined in accordance with the contractually agreed price.

Purchase commitments per harvest, in cubic meters, transported on March 31, 2013, are as follows:

Fiscal Year	2013
2014	1,596,112
2015	1,532,112
Total	3,128,224

The Company through its subsidiary Rumo signed a commitment of improvements to the rail network, aiming for the expansion of the logistics segment, to be made in the coming year, as follows:

Fiscal Year	2013
2014	206,760
2015	—
Total

Lease Agreements

Operating Leases

Raizen Energia has operating lease contracts on land used for planting sugarcane, which will end within 20 years. The minimum payments related to these obligations are calculated on a straight-line basis over the term of the lease. The costs for these contracts during the year ended March 31, 2013, 2012 and 2011 consisted of the following:

	2013	(*)	2012	2011
Minimum installment	210,368		214,949	155,800
Variable installment	298,641		280,930	186,484
Total	509,009		495,879	342,284

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2013 are:

	2013	(*)	2012
Within 1 year	560,629		553,815
Over 1 year, less than 5 years	1,778,019		1,673,249
More than 5 years	1,420,455		1,676,005
Total	3,759,103		3,903,069

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

The company through its subsidiary Rumo has entered into future minimum rentals payable on non-cancellable operating leases at March 31, 2013 are as follows:

Fiscal Year	2013
2014	39,464
2015	52,173
2016	57,787
2017	62,811
Total	212,235

The Company through its subsidiary Comgás has 10 contracts for rental of properties and whose expenses recognizes during the exercised ended on that date amounted R$1,510 million.

The lease terms are between one and six years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The minimum payments related to operating leasing are:

	2013	2012
Within 1 year	2,888	1,860
Over 1 year, less than 5 years	566	526
Total	3,454	2,386

The Company through the companies of the Radar segment has operating leases for land for planting sugar cane and other grains.

Minimum payments under these obligations are calculated linearly according to the contracts. Revenues related to these contracts during the year ended March 31, 2013 are as follows:

Fiscal Year	2013
2014	48,380
2015	64,944
2016	65,057
2017	65,171
2018	65,171
Total	308,723

The jointly controlled entity Raizen Combustiveis has fuel warehousing services contracts with third parties, according to the goals of the logistics and storage of fuel in certain regions.

Commitments of warehousing per period, in cubic meters, in March 31, 2013 are as follows:

Fiscal Year	2013(*)
2014	891,410
2015	430,600
2016	288,000
2017	232,000
Total	1,842,010

(*)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%

The commitments for the acquisition of intangible assets in the amount of R$61,961 million on March 31, 2013 are related to expenses already contracted but not yet incurred related to the acquisition, support and management of the gas distribution network, as well as administrative costs and technology to maintain the Company’s business.

The regulatory commitments in the amount of R$529 million on March 31, 2013 were set in the last tariff revision, in May 2009, based on the investment plan defined by the regulator, are expected to occur until May 2014, the end of the current tariff cycle.

F. Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at March 31, 2013:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in millions of reais)
Long-term debt obligations (1)	13,926.4	2,153.6	1,315.8	6,054.8	4,402.1
Operating lease obligations (2)	28.2	28.2	―	―	―
Trade payables	1,387.7	1,387.7	―	―	―
Refis	1,216.4	246.0	64.2	189.6	716.5
Total	16,558.5	3,815.4	1,380.0	6,244.4	5,118.6

(1)	Less than one year amounts include accrued interest over existing long-term debt installments.

(2)	Purchase obligations were valued at the amount of sugarcane committed by a TSR of 137.3 kg per ton, at a price of R$0.4881, per kg as defined by CONSECANA for March 2012.

Sales Commitments

Raízen Energía is highly affected by the commodities market, where sales are substantially performed at the price on the date of sale. However, Raízen Energia has several agreements in the sugar market, which undertake to sell volumes of those products in future harvests.

The commitments for future sales of sugar, in tonnes, as of March 31, 2013 are as follows:

	As of March 31,
Year	2014	2015	2016
March 31, 2013	2,947.6	514.0	514.0

Sales commitments have their price established contractually based on CONSECANA.

Since March 31, 2013, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$362.4 million of export pre-payment notes due from 2012 through 2016;

•	R$352.4 million senior notes due February 2014

•	R$402.8 million senior notes due February 2017;

•	R$850.0 million senior notes due March 2018;

•	R$1,006.9 million senior notes due March 2023;

•	R$344.3 million PESA debt due between 2023 and 2025, payable against CTN credits;

•	R$1,494.4 million BNDES and Finame financing due between 2017 and 2022;

•	R$1,006.9 million perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$455.1 million working capital due between 2013 and 2016;

•	R$508.1 million loan from EIB due 2021;

•	R$1,400.0 million Debentures due 2020;

•	R$668.4 million Finame financing due 2022; and

•	R$813.5 million other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Recently Issued Accounting Standards

New IASB accounting standards have been published and/or reviewed and may be adopted for the current fiscal year, as described below:

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January  1, 2015. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

IFRS 10 Consolidated Financial Statements

IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 - “Consolidation-Special-Purpose Entities” and IAS 27 - “Consolidated and Separate Financial Statements” and is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted. Management is still evaluating the impact on its financial position or performance of the adoption of IFRS 10.

IFRS 11 Joint Arrangements

IFRS 11 will significantly change the accounting for the Company’s joint arrangements. The new standard eliminates inconsistencies in the reporting of joint arrangements in current practice, by requiring a single method (the equity method of accounting) to account for interests in jointly controlled entities. It eliminates the option to proportionally consolidate these jointly controlled entities. It is effective for annual periods beginning on or after January 1, 2013, and early adoption is permitted.

With the adoption of IFRS 11, currently expected for the nine-month period to ended on December 31, 2013, the Company’s joint ventures (Raízen Energia and Raízen Combustíveis) currently presented via proportionate consolidation, will be presented using the equity method of accounting in accordance with IAS 28R - “Investments in Associates and Joint Ventures”.

The total assets of these joint ventures represented approximately 43% of the consolidated totals as at March 31, 2013. The revenue, operating income and cash flow from the operating activities of these joint ventures accounted for approximately 86%, 57% and 69% respectively of the consolidated totals for the period ended March 31, 2013. A change from proportionate consolidation to equity method accounting would have no impact on the total equity or net income derived from these joint ventures, except that when using a proportional consolidation model, net income would be lower in the year of joint venture formation as the transaction costs would be expensed as incurred. When applying the equity method of accounting, those expenses would be considered as part of the cost of investment.

IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests.

These standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 13 Fair Value Measurement

IFRS 13 provides a single source of guidance on how fair value is measured, and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. The Company is currently reviewing its methodologies in determining fair values. IFRS 13 is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted.

IAS 19 – Employee Benefits

IAS 19 (2011) changes the definition of short-term and other long-term employee benefits to clarify the distinction between the two. For defined benefit plans, removal of the accounting policy choice for recognition of actuarial gains and losses is not expected to have any impact on the Company. However, the Company may need to assess the impact of the change in measurement principles of expected return on plan assets. IAS 19 (2011) is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

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

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

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

The following table lists the members of our board of directors:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan S.A.’s Board	Class(1)	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	III	Director	Chairman	1950
Marcus Vinicius Pratini de Moraes(2)	2007	2005	II	Director	—	1939
Marcelo Eduardo Martins	2009	2009	III	Director	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	I	Director	Director	1942
Marcos Marinho Lutz	2007	—	II	Director	—	1969
Pedro Isamu Mizutani	2007	2000	III	Director	Director	1959
George E. Pataki(2)	2007	—	I	Director	—	1945
Marcelo de Souza Scarcela Portela	2007	2009	II	Director	Vice Chairman	1961
José Alexandre Scheinkman(2)	2007	—	I	Director	—	1948
Burkhard Otto Cordes	2008	2005	II	Director	Director	1975
Hélio França Filho(2)	2009	—	III	Director	—	1959
Serge Varsano(2)	—	2009	—	—	Director	1955
Roberto de Rezende Barbosa	—	2009	—	—	Director	1950

(1)
The terms of the directors expire as follows: Class I Directors at the annual general meeting referred to the fiscal year 2014; Class II Directors at the annual general meeting referred to the fiscal year 2015; and Class III Directors at the annual general meeting referred to the fiscal year 2013.

(2)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Presidente Juscelino Kubitschek, 1327, 4th floor, São Paulo, SP, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our director and chief executive officer. He is also chairman of the board of directors of Cosan S.A. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and is currently the chairman of the boards of Cosan S.A., Comgás and Raízen. He also holds the position of director of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcus Vinicius Pratini de Moraes. Mr. Pratini de Moraes is our director. He holds a degree in economics from Faculdade de Ciências Econômicas da Universidade do Rio Grande do Sul (1963), a postgraduate degree in public administration from Deutsche Stiftung fur Entwicklungsländer—Berlin (1965) and a business administration degree from University of Pittsburgh and Carnegie Institute of Technology (1966). Mr. Pratini de Moraes held several positions in the Brazilian federal government, including Minister of Planning and General Coordination (1968-1969), Minister of Industry and Commerce (1970-1974), Minister of Mines and Energy (1992) and Minister of Agriculture, Livestock and Food Supply (1999-2002). He also served a term as a congressman from the state of Rio Grande Do Sul (1982-1986). He was a board member of Solvay do Brasil (1998-1999) and chairman (2003); member of the advisory council of the Brazilian Mercantile & Futures Exchange—BM&F (2003); member of the Brazil—China Business Council (2004); president of the Brazil—Russia Business Council (2004); member of the National Council of Industrial Development (2005); and vice-president of the Beef Information Center—SIC (2005). Mr. Pratini de Moraes is currently the chairman of ABIEC (Brazilian Beef Export Industries Association), a board member of FIESP (Federation of Industries of the State of São Paulo), a board member of JBS S.A. and a member of the supervisory board and the audit committee of ABN AMRO Bank N.V.

Marcelo Eduardo Martins. Mr. Martins has been a member of our board of directors and of Cosan S.A.’s board of directors since March 23, 2009. Mr. Martins also holds the position of chief financial and investor relations officer. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation, majoring in finance.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our board of directors and of Cosan S.A.’s board of directors since November 2007. He is an economist and was Brazil’s Minister of Finance from 1988 to 1990. He was previously Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the Chief Executive Officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the board of directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A., TIM Participações S.A. and Veracel Celulose S.A.

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

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007. He has been a member of Cosan S.A.’s board of directors since 2000. He has served as Cosan S.A.’s managing director since 2001, and served as Cosan’s chief operating officer until June 2011. Currently Mr. Mizutani holds a position as Raízen’s chief operating officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 20 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as administrative and financial director of the group.

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

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and is also Cosan S.A.’s legal vice president, and a member of the board of directors. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montreal, Canada.

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

Burkhard Otto Cordes. Mr. Cordes has been a member of our board of directors since 2008 and of Cosan S.A.’s board of directors since 2005. He graduated in business administration from Fundação Armando Álvares Penteado (1997) and he holds a master’s degree in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets. He worked at Banco BBM S.A., a company owned by Grupo Mariani, where he worked at its commercial division focusing corporate and middle market segments. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

Helio Franca Filho. Mr. Franca Filho has been a member of our board of directors since August 2009. He joined Gavea’s Illiquid Strategies Group in April 2007, focusing primarily on the commodities sector. With over 20 years of experience in the commodities sector, Mr. Franca Filho began his career with the Sucres & Denrées group, where he worked from 1984 to 1985 trading coffee, sugar and cocoa. He subsequently joined the Louis Dreyfus group in New York, where he was in charge of the Latin American sugar and ethanol market from 1985 to 1996. From 2000 to 2007, he was director of Brazilian operations for the Noble group, a commodities trading company listed in England and Singapore. Mr. Franca Filho has a degree in economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ).

Serge Varsano. Mr. Varsano has been a member of Cosan S.A.’s board of directors since 2007. He holds a degree from the Marshall School of Business of the University of Southern California (1975). Mr. Varsano began his career as a trader in the Sucres et Denrées group, one of the world’s leading sugar traders, subsequently becoming its chief executive officer. He has been chief executive officer of the Sucres et Denrées group since 1988.

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

Our executive officers are elected by our board of directors for two-year terms and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Our executive officers hold meetings when called by any of our executive officers.

The following table lists our current executive officers:
Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan S.A.	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	—	Chief Executive Officer	—	1950
Marcos Marinho Lutz	2007	2009	Chief Commercial Officer	Chief Executive Officer	1969
Marcelo Eduardo Martins	2009	2009	Chief Financial and Investor Relations Officer	Chief Financial and Investor Relations Officer	1966
Marcelo de Souza Scarcela Portela	—	2009	—	Legal Vice President	1961
Nelson Roseira Gomes Neto	—	2011	—	Lubricant Vice President	1970
Colin Butterfield	—	2013	—	Executive Director	1973

Cosan Limited officers are Rubens Ometto Silveira Mello, Marcos Marinho Lutz, and Marcelo Eduardo Martins. Cosan S.A. officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela, Nelson Roseira Gomes Neto, and Colin Butterfield.

The following is a summary of the business experience of Cosan S.A.’s executive officers who are not Cosan Limited directors. Unless otherwise indicated, the business address of the executive officers is Av. Presidente Juscelino Kubitschek, 1327, 4th floor, São Paulo, SP, Brazil.

Nelson Roseira Gomes Neto. Mr. Gomes Neto is Cosan S.A.’s lubricant vice president and chief executive officer of Cosan Lubrificantes e Especialidades S.A. He holds a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined Exxon Mobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008 he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, Lubricants Vice President.

Collin Butterfield. Mr. Butterfield is Cosan S.A.’s executive director. He holds a bachelor’s degree in engineering from Boston University and a master’s degree in economics and finance from Dartmouth College. He created the website Viajo.com (currently named Decolar.com.br) and before joining Cosan S.A. he acted as Bracor’s Investments Officer.

Key managers
Name	Initial Year of Appointment to Cosan	Position Held – Cosan
Nelson Roseira Gomes Neto	2008	Chief Executive Officer – CLE
Julio Fontana Neto	2009	Chief Executive Officer – Rumo
Luis Henrique Guimarães	2013	Chief Executive Officer – Comgás

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

Luis Henrique Guimarães is the chief executive officer of Comgás. He was formerly the Fuels Operational Officer and responsible for the Joint Venture’s Downstream division, which covers the retail, commercial and aviation businesses. Luis Henrique joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). In 2007, he took the position of Shell’s Chief Marketing Officer for Lubricants in North America, based in Houston; and

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels. The executive team is comprised of:

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

Luis Rapparini is the CFO of the Joint Venture. He joined Raízen from BAT, having worked in Brazil, Africa, the United Kingdom and the United States. He previously was Finance and Investor Relations Director for Souza Cruz in Brazil;

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

Leonardo Gadotti Filho is the Executive Officer and manages logistics, supply and distribution for the Joint Venture. Mr. Leonardo Gadotti joined Esso Brasileira in 1980 as an intern and took positions of increasing responsibility in Brazil and abroad. He is currently the President of Sindicom, a board member of the Brazilian Institute for Ethics in Competition (Instituto Brasileiro de Etica Concorrencial) and a board member of the Brazilian Institute for Petrol, Gas and Biofuels (Instituto Brasileiro de Petroleo, Gás e Biocombustíveis).

Teófilo Lacroze is the Executive Officer for sales at Raízen. Mr. Teófilo Lacroze graduated in business administration at the Universidad de San Andres (Argentina), and holds an MBA in marketing and strategy from the University of Cambridge (England). With over 20 years of experience in retail business, Mr. Lacroze joined the Shell Group in Argentina in 1996 as a financial analyst. After working in companies of the Shell Group in Buenos Aires, London and Santo Domingo, he became network strategy & planning manager Latin America for Shell Brazil in June 2004, taking the position of Director of Sales and Operations in 2005 and subsequently Director of Marketing in 2008. In June 2010, he took over as Director of Distribution and Marketing for Shell Brazil. In May 2011 he joined Raizen Energia S.A. as Director of Marketing and Trading and in December 2012 and he took over as Executive Vice President of Operations and Sales.

Leonardo Remião Linden is the executive officer for Marketing and Engineering. Mr. Leonardo Remião Linden holds a degree in Business Administration from the Universidade Federal do Rio Grande do Sul, with extension courses in international schools such as Kellogg Business School, Thunderbird Executive Education and North Carolina University. He worked for 18 years as an employee of ExxonMobil, having accumulated a great deal of experience in the management of the company’s national and international business. In July 2008 he joined Grupo Cosan to act as Director of Marketing for Fuel. In addition, in August 2009 he became Vice President of Fuels, a position held until May 2011. In December 2012, he became the Vice President of Marketing and Engineering at Raizen Energia S.A.

Paulo Francisco de Almeida Lopes is the legal counsel and vice president. Mr. Francisco de Almeida Lopes holds a law degree from the Faculdade de Direito da Universidade do Estado do Rio de Janeiro - UERJ and specialized in Comparative International Law by the University of Texas at Dallas. Mr. Almeida Lopes has over 20 years of experience in the legal field for energy companies. Between 1983 and 1991, he held positions in Shell Brazil S/A’s legal department. He was the legal manager of Billiton Metais S/A (then a Shell Group company) between 1991 and 1993. He took the Legal Manager position for Shell International Petroleum Company Ltd., London, England, and Shell International Exploration and Production BV, at The Hague, Netherlands, between 1994 and 1998. He was the Legal Director of Exploration and Production of oil and gas for Shell Brazil S/A between 1998 and 2001. Afterwards, he was the Legal Director of Companhia Vale do Rio Doce - CVRD until 2002. He was subsequently Legal Vice President of Shell Brazil Ltda, a position he held until 2011, when he assumed the position of Legal Vice President at Raizen Energia SA, a position he still holds.

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

Our Relationship with our Executive Officers and Directors

Mr. Burkhard Otto Cordes is a member of Cosan S.A.’s and Cosan Limited’s boards of directors and serves as financial manager in Aguassanta Participações S.A. Mr. Cordes is Mr. Mello’s son-in-law.

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers in fiscal year 2013 was R$106.6 million and in the fiscal year 2012 was R$68.9 million. The compensation to be paid to directors and executive officers of Cosan S.A., its subsidiaries and jointly controlled entities who also act as directors or executive officers of our company will be in addition to compensation paid to them by our company.

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

D. Employees

As of March 31, 2013, we had 34,007 employees. The following table sets forth the number of our total employees by segment for the periods indicated:

	At March 31,
	2013	2012	2011
Agricultural	18,208	19,156	21,860
Industrial	9,719	9,576	7,971
Administrative	5,387	5,160	3,799
Port	913	889	651
Total	34,227	34,781	34,281

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

Our total annual payroll was R$1,972.54 million as of March 31, 2013, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans developed with the labor unions of which our employees are members, which provide performance-based compensation. In fiscal year 2013, we paid R$175.54 million as profit sharing distributions.

E. Share Ownership

As of March 31, 2013, the following members of the board of directors own Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello*	Chairman and CEO	7,307,361	96,332,044
Pedro Mizutani	Board Member	10,000	—
Burkhard Otto Cordes	Board Member	5,000	—

*	Shares owned by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

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

A new stock option plan was approved by Cosan’s General meeting, held on July 29, 2011. On August 18, 2011, the Board of Directors deliberated that 12,000,000 common shares were inserted in the first program of Stock Option Plan in which was established that the exercise right would be effected as from August 18, 2012. See note 34 to our audited consolidated financial statements for more information.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 174,355,341 class A common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 38.3% of our issued and outstanding share capital, and 85.3% of our voting power by virtue of his control of 100% of our class B common shares and 4.2% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Queluz Holdings Limited	5,241,111	3.00	66,321,766	68.85	71,562,877	26.44
Usina Costa Pinto S.A.	—	—	30,010,278	31.15	30,010,278	11.09
MSOR Participações	1,811,250	1.04			1,811,250	0.67
Usina Bom Jesus	255,000	0.15			255,000	0.09
Gávea Funds (1)	30,657,762	17,58	—	—	30,657,762	11.33
Others	136,390,218	78.23	—	—	136,390,218	50.38
Total	174,355,341	100.0	96,332,044	100.0	270,687,385	100.0

(1)	Based on information filed on February 15, 2013 by Gávea Investimentos Ltda, GIF Venus, Ltd. and Armino Frago Neto.

No class B series 2 common shares are currently issued and outstanding.

Controlling Group: Queluz Holdings Limited, Costa Pinto, MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool

On November 24, 2009, a corporate reorganization was approved within companies from our controlling group (Aguassanta Participações S.A., Queluz Holdings Limited, or “Queluz,” and Usina Bom Jesus S.A. Açúcar e Álcool), intended to consolidate their control with Mr. Rubens Ometto Silveira Mello.

This reorganization resulted in the transference by an affiliate of Queluz of up to approximately 5,500,000 class A common shares issued by Cosan Limited, that did not exceed 1% of total Class A shares, pursuant to Securities Act Rule 144 and other applicable provisions. Its class B share position remained unaltered.

Queluz Holdings Limited and Costa Pinto own all of our class B series 1 common shares. Queluz Holdings Limited, MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool also hold in aggregate 4.2% of our class A common shares. These companies are indirectly controlled by Mr. Rubens Ometto Silveira Mello, the chairman of our board of directors through several companies controlled directly and indirectly by him. Although the control is exercised by Mr. Rubens Ometto Silveira Mello, there are some family members and other individuals who are also beneficial owners of minority interests in these companies.

Cosan S.A.

As of March 31, 2013, we owned 62.30% of Cosan’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

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

RADAR

In August 2008, Cosan entered into a shareholders’ agreement with TIAA - CREF regarding its subsidiary Radar Propriedades Agrícolas S.A., whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds approximately 37.7% of RADAR’s capital, with the remaining 62.3% being divided among other investors part of TIAA - CREF group. According to the shareholders’ agreement, COSAN retains the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

CTC

In January 2013, Cosan entered into an agreement to sell its ownership stake in CTC to Raizen Energia S.A. for the amount of R$51.1 million, paid in a single installment upon the delivery of 73,102 common shares representing 11.523% of CTC’s equity.

Tellus

On July 1, 2011 Cosan has entered into a shareholders’ agreement with TIAA - CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A.

Comma

On July, 3, 2012 Cosan entered into the European lubricants & specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited. The value of the transaction, after all adjustments, was less than US$100 million. Comma continued to operate in the ordinary course under the Comma brand, manufacturing and selling Comma-branded and private label products following the change in control, in order to facilitate Cosan’s entry into the European lubricants market.

Comgás

On November, 5, 2012 Cosan concluded the acquisition of 60.05% of Companhia de Gás de São Paulo - Comgás from BG Group for R$3.4 billion. Shell is part of the ownership group, holding 18.20% of Comgás’s shares, with 21.75% of Comgás held publicly.

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

Provence and BG Share Purchase Agreement

On May 28, 2012, Provence Participações S.A., or Provence, a company controlled by Cosan S.A., and BG Gás São Paulo Investments BV, or BG, entered into a share purchase agreement, pursuant to which Provence committed to purchase a total of 71,957,990 shares issued by Comgás, comprising 68,308,934 common shares and 3,649,056 preferred shares. The purchase price was R$3.4 billion, representing 72.74% of Comgás’s voting capital and 60.05% of its total share capital.

The closing of the deal occurred on November 5, 2012, after the transaction was approved by ARSESP, which authorized the acquisition of Comgás’ share control by Provence.

On December 19, 2012, the shareholders of Comgás approved the downstream merger of Provence, the object of which was to simplify Comgás’ corporate structure provide financial benefits for Comgás, as further detailed on the protocol of merger and justification executed by and among Provence and Comgás. As a result, Cosan became the direct shareholder of Comgás.

Cosan and Comgás Shareholders Agreement

Cosan S.A. and Integral Investments B.V., or Integral, have entered into a Comgás shareholders’ agreement dated December 19, 2012.  The shareholders agreement establishes the scope and governance of Comgás, as well as its dividend policy. The scope of such agreement is to define the terms and conditions that will regulate the relationship between the parties as shareholders of Comgás, in particular with respect to (1) the voting rights related to the relevant shares (86,169,586 shares issued by Comgás owned by the Parties), including the voting rights of each party exercisable at shareholders’ meetings, meetings of the board of directors, meeting of the audit committee, and officers’ meetings of Comgás; and (2) general matters concerning Comgás corporate governance.

Comgás will be managed by a board of executive officers and a board of directors. Decisions related to Comgás’ business administration will be approved by its board of executive officers, within the limits conferred by the board of directors and Comgás’ by-laws.

Comgás will have an audit committee which will be installed according to its by-laws and the Brazilian Corporate Law. Cosan’s representative shall be nominated as chairman of the board of directors. The parties shall be entitled to nominate one member of the board of directors for each 10% interest of the relevant shares.

The parties shall be entitled to nominate one member of the audit committee for each 16% interest of the relevant shares. The executive officers shall be nominated for a two-year term, renewable for additional two-year terms, without limitations.

The Parties shall attend the preliminary meetings (the meeting of the controlling shareholders to resolve principal affairs related to Comgás business), in which they: (1) must vote together in block; (2) may discuss and decide about the nomination of members of the board of directors, executive officers, audit committee, as well as give instructions about the election of executive officers by the board of directors; and (3) may decide and support the way the representatives must exercise the voting right.

Each party has the right to nominate up to two members of the preliminary meeting. The chairman of the preliminary meeting shall be a member nominated by Cosan. Members of Cosan board of directors may be invited to attend h their opinion, but they will not be able to vote.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of R$96 million (US$50 million) by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and R$288.1 (US$150 million) by the funds managed by Gávea Investimentos Ltda., at R$8.6 (US$4.50) per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result and following the date of the acquisition, Mr. Rubens Ometto Silveira Mello holds 41.5% of the Company’s total capital and 86.1% of its voting capital.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 9 of our financial statements included elsewhere in this annual report.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings as further described below and in note 22 of our audited consolidated financial statements for further information.

Probable losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$1,145.3 million as of March 31, 2013. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax. We recorded provisions of R$652.0 million for tax proceedings as of March 31, 2013. The principal tax proceedings are described below. For more information on other tax proceedings where provisions relating to probable losses are recorded, see note 22 of our audited consolidated financial statements for further information.

CLE filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, on the basis that such index did not reflect actual inflation at such time. The use of this index led CLE to overstate and overpay its corporate income taxes. CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position using indexes that accurately measured the inflation over the period. In doing so CLE adjusted the amounts of corporate income taxes payable and identified that overpayments for such taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a tax assessment, challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997, which led us to record a provision in relation to those court rulings. The provision for this proceeding was R$83.5 million as of March 31, 2013.

During the period from October 2003 to November 2006 CLE offset the FINSOCIAL tax with several other federal taxes, based on a final court decision issued in 2003 in the context of a proceeding which discussed the constitutionality of the FINSOCIAL tax. The provision for this proceeding was R$203.3 million as of March 31, 2013.

Prior the formation of the Joint Venture, Raízen Combustíveis (formerly Shell Brasil Ltda), recorded CIDE tax on services provided in the context of the transactions developed by us. This contingency will be reimbursed by Shell if any payment is required, which is the reason why the same amount is recorded as a receivable and a provision in the amount of R$93.8 million as of March 31, 2013. Judicial deposits in connection with this provision amount to R$170.8 million.

The provision for ICMS credits is comprised of: (1) tax assessments issued in which legal counsel considers more likely than not that a loss will occur, and (2) recovery of credits and financial charges on matters in which Company’s management has a differing view from the tax authorities. The provision for ICMS credits was R$113.2 million as of March 31, 2013. There are judicial deposits related to these processes, amounting R$8.4 million.

Civil claims. Cosan, its subsidiaries and jointly-controlled entities are parties to a number of civil claims related to (1) indemnity for physical and moral damages; (2) public civil claims related to sugarcane stubble burning; and (3) environmental matters. Provisions for civil claims as of March 31, 2013 amounted to R$242.6 million.

We are involved in 11 public civil actions related to Social Assistance Plan set forth by Federal Law No. 4.870/1965 (PAS – Plano de Assistência Social), which must be provided by sugarcane companies to its employees

(past, present and future). It is not possible to determine the amount involved in such public civil actions before a final ruling is rendered. If the court declares the obligation of providing the Social Assistance Plan, the amount of the award shall be subject to liquidation, including the amount related to the last five years before the civil action was filed. In case of an unfavorable outcome, the sugarcane companies will be obligated to keep running this social plan in benefit of their own employees, providing, for instance, healthcare insurance, educational and cultural programs, financial assistance, representing between 1% and 2% of the company’s revenue.

Labor claims. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of overtime, night shift premium and risk premium, recognition of employment relationships, reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of March 31, 2013 amounted to R$250.7 million.

Possible losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings relating to possible losses as of March 31, 2013amounted to R$6,920.2 million of which R$5,128.3 million, R$1,216.7 million and R$575.2 million were related to tax, civil and labor claims respectively. For more information see note 22 of our consolidated financial statements as of March 31, 2013 for further information.

Other Proceedings

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$544.9 million as of March 31, 2013.

In 2009, the Brazilian Government created a tax amnesty and refinancing program, permitting taxpayers to settle their federal tax debts under previous refinancing programs, and other federal taxes subject to court disputes, with discounts on penalties and interest, and pay the balance in installments (“REFIS”). On June 29, 2011, CLE, as successor to Esso Brasileira de Petróleo Ltda., joined the tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”), the entity that is legally responsible for the tax contingencies existing up to the date of acquisition of Essobrás by us. As of March 31, 2013, the outstanding balance of REFIS was of R$1,009.7 million.

We are involved in numerous other lawsuits from time to time, including commercial litigation.

On February 28, 2007, the subsidiary Usina da Barra S.A. Açúcar e Álcool recognized financial income in the amount of R$318.3 million. We had sought damages from the Brazilian federal government for setting prices for its products below the established price control guidelines. In the third quarter of fiscal year ended March 31, 2007, Brazilian courts reached a final and unappealable decision favorable to us. As of March 31, 2013, this account receivable from the government amounted to R$318.3 million.

We, SINDICOM (Sindicato Nacional das Empresas Distribuidoras de Combustível e Lubrificantes) and other oil distribution companies in Brazil are defendants in a public civil action filed in January 2010 by the public attorney’s office, SINCOPETRO (Sindicato do Comércio Varejista de Derivados de Petróleo do Estado de São Paulo) and RECAP (Sindicato do Comércio Varejista de Derivados de Petróleo de Campinas e Região). The plaintiffs allege the defendants engage in anticompetitive practices in the fuel distribution market. The plaintiffs are claiming, mainly, the prohibition of (1) determination of artificial prices, and (2) manipulation of the final price of fuel sold to retailers by the oil distribution’s companies, and payment of compensation to the retailers for losses suffered because of the alleged abuse of economic power by the defendants. As of the date of this annual report, it is not possible to estimate the amount of such compensation in case of a definitive ruling benefiting the plaintiffs. We deem the likelihood of loss in the lawsuit as possible.

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

Calculation of Adjusted Net Income

At each annual shareholders ‘ meeting, our board of directors is required to recommend how to allocate our net income for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval.

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

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. Brazilian tax laws permit Cosan to make distributions to shareholders of interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction is limited to the lesser of (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; and (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on shareholders’ equity is subject to withholding income tax at the rate of 25%.

Dividends

On August 12, 2011, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 31, 2011. The dividends were paid to shareholders for the fiscal year 2011 ended March 31, 2011 totaling US$76,097,326.26 corresponding to US$0.281126238 per common share or the equivalent to R$0.46104709032 to holders of Brazilian depositary receipts, without withholding income tax.

On August 27, 2012, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 31, 2012. The dividends were paid to shareholders for the fiscal year ended March 31, 2012 totaling US$77,385,210.58 corresponding to US$0.285884067 per common share or the equivalent in reais to holders of Brazilian depositary receipts, without withholding income tax.

B. Significant Changes

None.

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

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE (US$ per common share)
	High	Low
Eleven Months Ended March 31, 2009	14.02	2.03
Fiscal Year Ended March 31, 2010	9.75	2.40
Fiscal Year Ended March 31, 2011	14.57	7.95
Fiscal Year Ended March 31, 2012	15.11	9.08
Fiscal Year Ended March 31, 2013	21.31	11.29

Fiscal Quarter
First Fiscal Quarter 2012	13.35	10.83
Second Fiscal Quarter 2012	12.82	9.44
Third Fiscal Quarter 2012	12.39	9.08
Fourth Fiscal Quarter 2012	15.11	11.10
First Fiscal Quarter 2013	15.23	11.29
Second Fiscal Quarter 2013	15.86	12.27
Third Fiscal Quarter 2013	17.31	15.42
Fourth Fiscal Quarter 2013	21.31	17.53

Month
February 2013	21.00	19.59
March 2013	21.31	19.43
April 2013	20.75	18.58
May 2013	20.95	18.99
June 2013	16.76	15.46
July 2013 (through July 25, 2013)	19.00	15.34

Source: Thomson Reuters

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT11	BM&FBOVESPA (reais per BDR)
	High	Low
Eleven Months Ended March 31, 2009	23.20	5.40
Fiscal Year Ended March 31, 2010	17.65	5.78
Fiscal Year Ended March 31, 2011	24.15	14.89
Fiscal Year Ended March 31, 2012	27.90	15.70
Fiscal Year Ended March 31, 2013	42.40	22.99

Fiscal Quarter
First Fiscal Quarter 2012	20.37	16.65
Second Fiscal Quarter 2012	19.27	15.02
Third Fiscal Quarter 2012	21.86	16.67
Fourth Fiscal Quarter 2012	27.35	19.61
First Fiscal Quarter 2013	27.45	22.99
Second Fiscal Quarter 2013	32.50	24.80
Third Fiscal Quarter 2013	36.00	31.70
Fourth Fiscal Quarter 2013	42.40	35.89

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT11	BM&FBOVESPA (reais per BDR)
	High	Low
Month
February 2013	41.70	39.25
March 2013	42.40	39.44
April 2013	41.70	37.30
May 2013	43.00	40.69
June 2013	40.85	34.69
July 2013 (through July 25, 2013)	37.50	35.40

Source: Thomson Reuters

On July 25, 2013, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$16.24 and R$36.60 per class A common share and BDR representing our class A common shares, respectively.

Trading History of Cosan’s Common Shares

Prior to our initial public offering and the formation of our company, Cosan’s common shares were listed on the Novo Mercado segment of the BM&FBOVESPA under the symbol “CSAN3.” In April 2008, we offered to exchange our class A common shares in exchange for all of Cosan’s outstanding common shares not owned by us or our affiliates, or the exchange offer. Because the exchange offer was completed and not all shareholders accepted our exchange offer, we did not, and do not expect to, seek delisting of Cosan’s common shares from trading on the Novo Mercado. For more information regarding the exchange offer see our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission.

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

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.

COSAN S.A. IND. E COM COMMON SHARES; TICKER: CSAN3	BM&FBOVESPA (reais per common share)
	High	Low
Eleven Months Ended March 31, 2009	33.15	8.54
Fiscal Year Ended March 31, 2010	25.60	10.08
Fiscal Year Ended March 31, 2011	28.85	18.00
Fiscal Year Ended March 31, 2012	34.01	19.13
Fiscal Year Ended March 31, 2013	47.99	28.47

Fiscal Quarter
First Fiscal Quarter 2012	25.71	20.38
Second Fiscal Quarter 2012	24.99	19.13
Third Fiscal Quarter 2012	27.45	22.54
Fourth Fiscal Quarter 2012	34.01	26.17
First Fiscal Quarter 2013	33.79	28.47
Second Fiscal Quarter 2013	37.15	29.45
Third Fiscal Quarter 2013	42.37	36.80
Fourth Fiscal Quarter 2013	47.99	42.11

Month
February 2013	47.85	45.25
March 2013	47.99	44.45
April 2013	47.50	42.30
May 2013	49.02	46.15
June 2013	46.68	41.34
July 2013 (through July 25, 2013)	44.00	41.75

Source: Thomson Reuters

On July 25, 2013, the last reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$42.75 per share.

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

C. Material Contracts

In July 2012, we acquired Comma Oil & Chemicals Limited, or Comma from Esso Petroleum Company, Limited.  Comma, which is located in Kent, England, manufactures and supplies lubricants as well as seasonal and car care products to the United Kingdom and other export markets including 40 countries in Europe and Asia, primarily under the Comma brand.  The acquisition of Comma by us includes: (1) finished lubricant and chemical manufacturing and sales to third parties; (2) all assets located at Comma’s Gravesend site in Kent, England; and (3) ownership of the Comma trademarks and brands.  Additionally, agreements allow Comma to distribute select Mobil-brand lubricants into specific United Kingdom channels and manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products.

On November 5, 2012, we acquired 60.1% of the share capital of Comgás. We financed the acquisition in part by debentures we issued to Itaú BBA and Bradesco totaling R$3.3 billion, issued in two series, the first series has a six-year term counting from the date of issuance, with final maturity on October 1, 2018, while the second series has an eight-year term counting from the date of issuance and will mature on October 1, 2020.

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

E. Taxation

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of owning and disposing of our common shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds our common shares as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax, and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities;

•	holding our common shares as part of a “straddle,” integrated transaction or similar transaction;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity;

•	a person that owns or is deemed to own ten percent or more of our voting stock; or

•	a person who acquires our common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If you are a partnership for U.S. federal income tax purposes holding our common shares, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and the activities of your partnership.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Please consult your tax adviser concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our common shares in your particular circumstances.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state therein or the District of Columbia, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on our common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your common shares, and the balance in excess of adjusted basis will be treated as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be taxable at the favorable rates applicable to long term capital gains, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends will be included in your income on the date you receive them.

Sale or Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if you held those shares for more than one year at the time of disposition. The amount of gain or loss will be equal to the difference between your tax basis in the shares disposed of and the amount realized on the disposition. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is or (2) at least 50% of the average quarterly value of its assets consists of assets that produce

“passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities transactions and certain commodities. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended March 31, 2013. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which you held our common shares, gain recognized by you on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our common shares exceeded 125% of the average of the annual distributions on common shares received by you during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of our common shares. You should consult your tax adviser to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the favorable tax rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The company, its subsidiaries and jointly-controlled entities, including Raízen Energia, are exposed to market risks, chief of which are: (1) credit risk; (2) liquidity risk; (3) commodities risk; (4) interest rate risk rates; and (5) foreign currency exchange rate risk. In order to manage its market risks, the Company has adopted policies and procedures which establish limits and monitor risk exposure, counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

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

Based on the sugar sales volumes in fiscal year 2013, a hypothetical 10% decrease in unhedged prices would reduce our sugar net sales by approximately R$45.8 million in fiscal year 2013 (R$137.7 in fiscal year 2012) as set forth below.

	Fair Value - Net Sales (**)	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of reais)	(thousand tonnes of sugar or thousand liters of ethanol)	(in millions of reais)
Ethanol sales volume (unhedged) in fiscal year 2013	3,299.9	2,099.4	330.0
Sugar sales volumes in the twelve months ended March 31, 2013	4,354.0	4,229.8	91.5
Hedged sugar position at March 31, 2013 (*)	3,438.9	3,269.6	-
VHP sugar (NY no. 11)	3,438.9	3,269.6	-
White sugar (LIFFE no. 5)	-	-	-
Unhedged sugar position at March 31, 2013	915.1	960.2	91.5

(*)	includes derivative futures and firm commitments with customers where there are already fixed prices for the sugar to be sold.

(**)	Represents 100% of the financial instruments of Raízen Energia, of which the Cosan S.A. proportionately consolidates only 50%.

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

Based on the foregoing, we believe that as of March 31, 2013 a hypothetical 10% decrease in prices would increase our net commodities risk by R$474.1 million (R$642.9  as of March 31, 2012) as set forth below.

	Fair Value - Net Purchases	Commodities Risk - 10% Price Decrease
	(in millions of reais)	(in millions of reais)
Total unhedged position at March 31, 2013	915.1	91.5
Sugarcane supplied by growers in fiscal year 2013	2,125.1	212.5
Sugarcane from leased land in fiscal year 2013	1,701.4	170.1
Net unhedged position at March 31, 2013	4,741.6	474.1

As of March 31, 2013, Raízen had entered into hedging agreements with respect to 1,192.4 thousand tonnes of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$19.91 per tonne and 7.3 thousand tonnes of white sugar at an average price of US$501.02 per tonne.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of March 31, 2012. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk - commodities derivatives opened as at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)	(R$ thousand)
Financial instruments contracted by Raizen Energia
Composition of balance of derivative financial instruments designated in hedge accounting
Future	Sold	NYBOT	Sugar#11	May-13	288,151	T	235,872	9,948
Future	Sold	NYBOT	Sugar#11	Jul-13	420,339	T	389,275	58,964
Future	Sold	NYBOT	Sugar#11	Oct-13	491,513	T	460,292	64,231
Future	Sold	NYBOT	Sugar#11	Mar-14	24,995	T	24,394	3,254
Future	Sold	ICE	Sugar#5	May-13	3,000	T	3,021	(20)
Future	Sold	ICE	Sugar#5	Aug-13	4,300	T	4,347	68
Sub-total of sugar futures sold					1,232,298	T	1,117,201	136,445

Composition of balance of derivative financial instruments non-designated in hedge accounting
Future	Purchased	NYBOT	Sugar#11	May-13	(17,882	)T	(15,078)	(1,058)
Future	Purchased	NYBOT	Sugar#11	Jul-13	(9,246	)T	(7,633)	(367)
Future	Purchased	NYBOT	Sugar#11	Oct-13	(1,930	)T	(1,679)	(123)
Future	Purchased	NYBOT	Sugar#11	Mar-14	(3,556	)T	(3,114)	(106)
Sub-total of sugar future purchased					(32,614	)T	(27,504)	(1,654)

Call	Purchased	NYBOT	Sugar#11	Jul-13	(10,160	)T	(8,571)	99
Sub-total of sugar purchased					(10,160	)T	(8,571)	99

Sub-total of Sugar					1,189,524	T	1,081,126	134,890

Future	Sold	BM&FBovespa	EthanolHidrated	Mar-13	28,380m³		33,710	(71)
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Mar-13	–		–	1,194
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Apr-13	–		–	98
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Mar-13	–		–	467
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Apr-13	–		–	(323)
Future	Sold	BM&F Ethanol Euro Swap	Ethanol	Jun-13	–		–	(13)
Future	Sold	BM&F Ethanol Euro Swap	Ethanol	Jul-13	–		–	(29)
Future	Sold	BM&F Ethanol Euro Swap	Ethanol	Aug-13	–		–	(23)
Future	Sold	CHGOETHNL	Ethanol	May-13	–		–	(167)
Future	Sold	CHGOETHNL	Ethanol	Jun-13	–		–	(113)
Sub-total of ethanol futures sold					28,380m³		33,710	1,020

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

As of March 31, 2013, 59%, or R$6,986.5 million (46% or R$2.3 billion as of March 31, 2012) of our consolidated total debt outstanding was fixed rate debt.

The majority of debts of Cosan, except the jointly-controlled subsidiary Raízen, are dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. However, we have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of March 31, 2012 a hypothetical 10% increase in all interest rates would increase our financial expenses by R$28.3 million per year based on the net financial expenses we recorded in our consolidated income statement for the year ended March 31, 2013.

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

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars, exposing it to the risk of variations in the real to U.S. dollar exchange rate of R$3,757,689.

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

At March 31, 2013, we had outstanding currency derivatives fair valued at R$200.7 million (R$8.7 million in fiscal year 2012) which were represented by forward, future, swap and put option contracts as disclosed in note 32 of our consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the U.S. dollar would increase our export sales by approximately R$276.7 million per year, based on the level of our total export sales for the year ended March 31, 2013, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
U.S. dollar financial instruments outstanding as at March 31, 2013: (in thousands of reais)

Raízen
Denominated debt	3,552,962	3,552,962	355,296

Denominated receivables	(181,028)	(181,028)	(181)

Denominated derivative financial instruments (net)	(120,764)	(3,892)	(52,270)
- Future sale commitments	1,733,927	(7,674)	(182,763)
- Future purchase commitments	(1,551,765)	7,023	163,767
- Forward sale commitments	(201,060)	(3,574)	(23,688)
- Forward purchase commitments	213,850	3,823	23,594
- Exchange lock sale commitments	(315,716)	(3,489)	(33,179)
Net potential impact	3,251,170	3,368,042	302,845
Eliminate 50%	1,625,585	1,684,021	(151,423)
Net Potential impact — Raízen	1,625,585	1,684,021	151,423

	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
U.S. dollar financial instruments outstanding as at March 31, 2013: (in thousands of reais)

Other Cosan
Denominated debt	3,479,987	3,479,987	347,999

Denominated receivables	(16,716)	(16,716)	(1,671)

Denominated derivative financial instruments (net)	284,365	135,848	245,652
- Exchange lock commitments	284,365	135,848	245,652

Net potential impact Other Cosan	3,747,636	3,599,119	591,979

Consolidated net potential impact	5,373,221	5,283,140	743,402

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of March 31, 2013, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2013 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established on Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of March 31, 2013.

We completed the acquisition of 60.05% of Comgás and acquired 100% of Comma during the fiscal year ended March 31, 2013. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Comgás and Comma from this evaluation, which is included in the 2013 consolidated financial statements of Cosan Limited. Comgás had total assets and net assets of R$9,601.7 million and R$5,228.3 million, respectively as of March 31, 2013, and total revenues and net income of R$2,934.9 million and R$159.9 million, respectively, for the year then ended; Comma had total assets and net assets of R$226.6 million and R$1.0 million, respectively as of March 31, 2013, and total revenues and loss for the period of R$204.9 million and R$5.3 million, respectively, for the year then ended.

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

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of March 31, 2013, has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, which appears on page F-3.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by PricewaterhouseCoopers for services performed in fiscal year ended March 31, 2013 and by Ernst & Young for services performed in fiscal year ended March 31, 2012 and 2011, presented in thousands of Brazilian reais:

	At March 31,
	2013		2012		2011
	(in thousands of reais)
Audit fees	R$	5,111	R$	4,837	R$	4,753
Audit related fees		530		1,187		1,352
All other fees		-		120		120
Total consolidated audit fees	R$	5,641	R$	6,084	R$	6,225

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Other Fees

PricewaterhouseCoopers other fees refer to other assurance services regarding the review of comfort letters in connection with our bond issuances.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers. Any services provided by PricewaterhouseCoopers that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Pursuant to CVM Instruction 308/99, as amended, regarding mandatory auditor rotation, our board of directors approved the replacement of Ernst & Young Terco Auditores Independentes S.S., or EY, as independent registered public accounting firm with PricewaterhouseCoopers Auditores Independentes, or PwC, to serve as our new independent registered public accounting firm as from March 31, 2013 for the fiscal year ending March 31, 2013.

EY’s audit report dated July 31, 2013 on our consolidated financial statements for the fiscal year ended March 31, 2012 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ending March 31, 2013 and during the interim period through July 19, 2012 preceding the rotation of EY, there were no disagreements between us and EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of EY, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided EY with a copy of this Item 16F and have requested and received from EY a letter addressed to the Securities and Exchange Commission stating whether or not EY agrees with the above statements. A copy of the letter from EY is attached as Exhibit 15.1 to our annual report on 20-F for the fiscal year ended March 31, 2012 filed on July 31, 2012.

Prior to the engagement of PricewaterhouseCoopers Auditores Independentes as our independent registered public accounting firm, we had not previously consulted with PricewaterhouseCoopers Auditores Independentes regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that PricewaterhouseCoopers Auditores Independentes was engaged.

Item 16G. Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Summary of Significant Differences of Corporate Governance Practices.”

Item 16H. Mine Safety Disclosure

Not applicable.

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

2.1
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., (now CLE) The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2009)

2.3
Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011)

2.4
Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent

2.5
Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent, Registrar and Calculation Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009)

4.3
Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement

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

4.10
Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Industria e Comércio

4.12	Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

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

Date:       July 31, 2013

Cosan Limited Consolidated Financial statements at March 31, 2013 and Report of Independent Registered Public Accounting Firm

Cosan Limited

Consolidated financial statements

March 31, 2013

Contents

Independent auditors’ report on consolidated financial statements for the year ended March 31, 2013	F-3

Independent auditors’ report on consolidated financial statements for the fiscal year ended March 31, 2012	F-4

Consolidated statement of financial position	F-5

Consolidated statement of income	F-6

Consolidated statement of comprehensive income	F-7

Statement of changes in equity	F-8 - F-9

Consolidated statement of cash flows	F-10 - F-11

Notes to the consolidated financial statements	F-12 – F-119

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Cosan Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Cosan Limited and its subsidiaries at March 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control over Financial Reporting” appearing in Item 15 of this Annual Report on Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Report on Internal Control over Financial Reporting”, management has excluded the Companhia de Gás de São Paulo (“COMGAS”) and Comma Oil and Chemicals Limited (“COMMA”) from its assessment of internal control over financial reporting as of March 31, 2013, because they were acquired by the Company in purchase business combinations during fiscal year 2013 (see note 13 to the consolidated financial statements). We have also excluded the COMGAS and COMMA businesses from our audit of internal control over financial reporting. The total assets of the COMGAS and COMMA businesses acquired by Cosan Limited represent R$9,601.7 million and R$226.6 million, respectively, net assets represent R$5,228.3 million and R$1 million, respectively, total revenue represent R$2,934.9 million and R$204.9 million, respectively, and net income (loss) represent R$159.9 million and (R$5.3) million, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2013.

Campinas, Brazil,  July 31, 2013

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries as of March 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at March 31, 2012 and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2012, in conformity with International Financial Reporting Standards – IFRS, as issued by International Accounting Standards Board – IASB.

As discussed in Note 3.17, the Company has retrospectively restated the statements of income and  cash flows for the year ended March 31, 2012 in order to present the discontinued operations from the sale of Docelar Alimentos e Bebidas S.A.

Luiz Carlos Nannini
Partner

/s/ ERNST & YOUNG TERCO
ERNST & YOUNG TERCO
Auditores Independentes S.S.

São Paulo – SP, Brazil
July 31, 2013

March 31, 2013 and 2012

(In thousands of Brazilian Reais – R$)

Assets	2013	2012	Liabilities	2013	2012

			Loans and borrowings (Note 19)	2,153,572	540,237
Cash and cash equivalents (Note 6)	2,493,179	1,654,146	Derivative financial instruments (Note 25)	28,163	9,611
Restricted cash (Note 7)	92,596	94,268	Trade payables	1,387,651	606,029
Securities (Note 32)	105,856	-	Employee benefits	274,430	183,660
Trade receivables (Note 8)	1,691,559	963,587	Income tax payable (Note 20)	37,984	11,973
Derivative financial instruments (Note 32)	115,364	19,590	Other current tax liabilities (Note 20)	208,065	229,746
Inventories (Note 9)	911,910	748,150	Dividends payable	67,364	9,725
Receivables from related parties (Note 12)	202,476	678,374	Payables to related parties (Note 12)	117,360	175,488
Advances to suppliers	268,516	159,028	Deferred revenue	41,345	38,040
Income tax (Note 10)	152,906	107,561	Other current liabilities	339,441	269,954
Other current tax assets (Note 10)	278,697	217,535
Other financial assets (Note 11)	59,299	40,080	Current liabilities	4,655,375	2,074,463
Dividends receivable	-	861
Non-current asset held for sale (Note 31)	85,426	-	Loans and borrowings (Note 19)	9,665,155	4,659,152
Other assets	96,011	70,400	Other non-current tax liabilities (Note 20)	970,310	1,202,624
			Provision for judicial demands (Note 22)	1,145,348	1,051,677
Current assets	6,553,795	4,753,580	Payables to related parties (Note 12)	318,465	389,718
			Pension and post-employment benefits (Note 33)	376,059	37,312
Trade receivables (Note 8)	73,386	81,627	Deferred tax liabilities (Note 21)	2,616,711	2,443,430
Deferred tax assets (Note 21)	388,732	543,024	Deferred revenue	174,622	196,260
Advances to suppliers	14,856	21,865	Other non-current liabilities	578,291	631,860
Receivables from related parties (Note 12)	681,512	753,153
Other non-current tax assets (Note 10)	136,305	111,856	Non-current liabilities	15,844,961	10,612,033
Judicial deposits (Note 22)	544,895	509,235
Other financial assets (Note 11)	627,137	790,402	Total liabilities	20,500,336	12,686,496
Derivative financial instruments (Note 32)	113,555	-
Other non-current asset	434,488	417,107	Equity (Note 23)
Equity method investments (Note 14)	168,032	419,029	Share capital	5,328	5,328
Investment property (Note 15)	2,473,438	-	Additional paid in capital	3,856,849	3,811,808
Biological assets (Note 16)	989,239	968,023	Other comprehensive income	(58,908)	(176,500)
Property, plant and equipment (Note 17)	7,435,103	7,866,963	Retained earnings	2,214,459	1,936,687
Intangible assets (Note 18)	13,161,838	4,932,255
			Equity attributable to owners of the Company	6,017,728	5,577,323
Non-current assets	27,242,516	17,414,539
			Non-controlling interests	7,278,247	3,904,300

			Total equity	13,295,975	9,481,623

Total assets	33,796,311	22,168,119	Total equity and liabilities	33,796,311	22,168,119

The notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of income

For the year ended March 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais – R$, except earnings per share)

			2012
	2013		(Restated)		2011

Net sales (Note 27)		30,016,488		23,390,450		18,063,480
Cost of sales (Note 28)		(26,684,266)		(20,887,643)		(15,150,079)

Gross profit		3,332,222		2,502,807		2,913,401

Selling expenses (Note 28)		(1,292,312)		(1,052,310)		(1,026,000)
General and administrative expenses (Note 28)		(845,460)		(634,015)		(545,450)
Other, net (Note 30)		326,310		122,436		(33,828)
Gain on the de-recognition of subsidiaries
to form the Joint Venture (Note 26)		-		2,752,730		-

Operating expenses		(1,811,462)		1,188,841		(1,605,278)

Income before financial results, equity
income of associates and income taxes		1,520,760		3,691,648		1,308,123

Equity pick-up (Note 14)		58,860		33,268		25,187
Finance expense (Note 29)		(951,136)		(702,730)		(677,366)
Finance income (Note 29)		331,508		222,270		526,219
		(560,768)		(447,192)		(125,960)

Profit before tax		959,992		3,244,456		1,182,163

Income taxes (Note 21)
Current		(294,638)		(133,914)		(85,437)
Deferred		153,427		(982,458)		(329,071)
		(141,211)		(1,116,372)		(414,508)

Profit from continuing operations		818.781		2,128,084		767,655
Profit from discontinued operation, net of tax		138,918		64,248		-

Profit for the year		957.699		2,192,332		767,655

Net income attributable to
Owners of the company (including discontinued operation)		431.429		1,181,342		470,906
Non-controlling interests		526.270		1,010,990		296,750

Basic earnings per share (Note 25)
Continued operations	R$	1.30	R$	4.25	R$	1.74
Discontinued operations	R$	0.33	R$	0.15	R$	-

Diluted earnings per share (Note 25)
Continued operations	R$	1.18	R$	4.25	R$	1.74
Discontinued operations	R$	0.33	R$	0.15	R$	-

The notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of comprehensive income

For the year ended March 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais – R$, except earnings per share)

	2013	2012	2011

Profit for the year	957,699	2,192,332	767,655

Other comprehensive income
Foreign currency translation differences	2,585	20,724	(4,049)
Gain (loss) on cash flow hedge	54,083	238,503	(217,117)
Revaluation of investment property reclassified from
property, plant and equipment	83,318	-	-
Defined benefit plan actuarial losses	(52,253)	(35,892)	(29,448)
Changes in value of available for
sale financial assets from securities	10,805	-	-
Tax on other comprehensive income	103,121	(68,888)	83,830

Other comprehensive income for the year, net of tax	201,659	154,447	(166,784)

Total comprehensive income for the year	1,159,358	2,346,779	600,871

Total comprehensive income attributable to:
Owners of the Company	549.002	1,280,461	365,521
Non-controlling interests	610,536	1,066,318	235,350

The notes are an integral part of these financial statements.

Cosan Limited

Statement of changes in equity

For the year ended March 31, 2013, 2012 and 2011

(In thousands of Brazilian Reais – R$, except earnings per share)

		Capital reserve			Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners of	controlling	Total
	capital	capital	income	earnings	the Company	interests	equity

At April 1, 2010	5,328	3,824,681	(170,235)	535,724	4,195,498	2,296,428	6,491,926

Profit for the year	-	-	-	470,906	470,906	296,750	767,656

Other comprehensive income
Foreign currency translation differences	-	-	(4,180)	-	(4,180)	131	(4,049)
Gain (loss) on cash flow hedge	-	-	(89,117)	-	(89,117)	(54,181)	(143,298)
Defined benefit plan actuarial losses	-	-	(12,087)	-	(12,087)	(7,349)	(19,436)

Total comprehensive income for the year	-	-	(105,384)	470,906	365,522	235,351	600,873

Contributions by and distributions to owners of the Company
Share options exercised	-	(1,062)	-	-	(1,062)	6,409	5,347
Share based compensation	-	1,842	-	-	1,842	1,119	2,961
Acquisition of treasury shares	-	(9,465)	-	-	(9,465)	(5,754)	(15,219)
Dividends	-	-	-	(119,294)	(119,294)	(100,831)	(220,125)

Total contributions by and
distributions to owners of the Company	-	(8,685)	-	(119,294)	(127,979)	(99,057)	(227,036)

Owners of the Company transactions
Business combination - Logispot
non-controlling interest	-	-	-	-	-	64,277	64,277
Issuance of common stock by Rumo
to non-controlling interest	-	128,363	-	-	128,363	271,637	400,000
Other	-	(522)	-	-	(522)	(821)	(1,343)

Total transactions with
owners of the Company	-	127,841	-	-	127,841	335,093	462,934

At March 31, 2011	5,328	3,943,837	(275,619)	887,336	4,560,882	2,767,815	7,328,697

Profit for the year	-	-	-	1,181,342	1,181,342	1,010,990	2,192,332

Other comprehensive income
Foreign currency translation differences	-	-	15,790	-	15,790	4,934	20,724
Gain (loss) on cash flow hedge	-	-	33,126	-	33,126	20,014	53,140
Hedge accounting – reversal of
OCI upon deconsolidation of
subsidiaries and formation of the JVs	-	-	64,961	-	64,961	39,311	104,272
Defined benefit plan actuarial losses	-	-	(14,758)	-	(14,758)	(8,931)	(23,689)

Total comprehensive income for the year	-	-	99,119	1,181,342	1,280,461	1,066,318	2,346,779

Contributions by and distributions to owners of the Company
Dividends - non-controlling interests	-	(30,065)	-	-	(30,065)	(18,193)	(48,258)
Share based compensation	-	6,728	-	-	6,728	4,072	10,800
Acquisition of treasury shares	-	(109,392)	-	-	(109,392)	-	(109,392)
Dividends	-	-	-	(140,998)	(140,998)	-	(140,998)

Total contributions by and distributions
to owners of the Company	-	(132,729)	-	(140,998)	(273,727)	(14,121)	(287,848)

Owners of the Company transactions
Acquisition of a new business by
Raízen Combustíveis	-	-	-	-	-	9,036	9,036
Corporate reorganization - Rumo Group	-	-	-	(1,993)	(1,993)	77,864	75,871
Other	-	700	-	11,000	11,700	(2,612)	9,088

Total transactions with
owners of the Company	-	700	-	9,007	9,707	84,288	93,995

At March 31, 2012	5,328	3,811,808	(176,500)	1,936,687	5,577,323	3,904,300	9,481,623

The notes are an integral part of these financial statements.

Cosan Limited

Statement of changes in equity

For the year ended March 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais – R$, except earnings per share)

		Capital reserve			Equity
		Additional	Other		attributable	Non-
	Share	paid in	comprehensive	Retained	to owners of	controlling	Total
	capital	capital	income	earnings	the Company	interests	equity

At March 31, 2012	5,328	3,811,808	(176,500)	1,936,687	5,577,323	3,904,300	9,481,623

Profit for the year	-	-	-	431,429	431,429	526,270	957,699

Other comprehensive income
Foreign currency translation differences	-	-	(3,381)	-	(3,381)	5,964	2,583
Gain (loss) on cash flow hedge	-	-	22,239	-	22,239	13,456	35,695
Revaluation of investment property reclassified	-	-	118,832	-	118,832	71,903	190,735
from property, plant and equipment
Defined benefit plan actuarial losses	-	-	(21,486)	-	(21,486)	(13,001)	(34,487)
Changes in value of available for sale
financial assets from securities	-	-	1,388	-	1,388	5,744	7,132

Total comprehensive income for the year	-	-	117,592	431,429	549,021	610,335	1,159,356

Contributions by and distributions to owners of the Company
Share options exercised	-	10,444	-	-	10,444	6,320	16,764
Dividends - non-controlling interests	-	(1,295)	-	-	(1,295)	1,144	(151)
Share based compensation	-	8,284	-	-	8,284	5,012	13,296
Dividends	-	-	-	(153,657)	(153,657)	(323,515)	(477,172)

Total contributions by and distributions to
owners of the Company	-	17,433	-	(153,657)	(136,224)	(311,040)	(447,264)

Owners of the Company transactions
Corporate reorganization - Raízen Group	-	31,693	-	-	31,693	19,173	50,866
Acquisition of treasury shares	-	(17,250)	-	-	(17,250)	-	(17,250)
Acquisition of non-conrolling interest	-	(2,859)	-	-	(2,859)	(79,641)	(82,500)
Acquisition of a new business by Raízen Combustíveis	-	-	-	-	-	16,430	16,430
Business combination - COMGÁS	-	15,754	-	-	15,754	1,863,331	1,879,085
Business combination - Radar	-	270	-	-	270	1,285,769	1,286,039
Business combination - Logispot non-controlling interest	-	-	-	-	-	(32,872)	(32,872)
Capital increase –Sabbá	-	-	-	-	-	2,462	2,462

Total transactions with owners of the Company	-	27,608	-	-	27,608	3,074,652	3,102,260

At March 31, 2013	5,328	3,856,849	(58,908)	2,214,459	6,017,728	7,278,247	13,295,975

The notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of cash flows

For the year ended March 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais – R$)

		2012
	2013	(Restated)	2011

Cash flows from operating activities
Profit before tax	959,992	3,244,456	1,182,163
Adjustments for:
Depreciation and amortization (Note 5)	1,544,087	1,141,064	1,359,000
Biological asset (Note 16)	112,511	(60,093)	(381,894)
Equity pick-up (Note 14)	(58,860)	(33,268)	(25,187)
Gains on disposals assets	(86,436)	(93,892)	(35,295)
Equity-settled share-based payment transactions	13,295	10,800	2,961
Change in fair value of investment property (Note 15)	(138,776)	-	-
Provision for judicial demands	51,085	80,835	23,828
Indexation charges, interest and exchange gains/losses, net	658,910	644,163	238,482
Effect of the formation of Joint Ventures	-	(2,850,868)	-
Other	43,867	(5,786)	4,585
	3,099,675	2,077,411	2,368,643
Changes in:
Trade receivables	(162,364)	(369,820)	164,693
Restricted cash	1,660	79,452	(142,972)
Cash provided from discontinued operations (Note 31)	116,387	21,233	-
Inventories	(81,309)	(184,225)	84,951
Recoverable taxes	(20,738)	(6,930)	(50,068)
Related parties	(125,484)	(738,014)	(5,536)
Advances to suppliers	36,885	(103,294)	16,779
Trade payables	85,518	224,033	(32,361)
Employee benefits	(11,757)	106,675	36,224
Provision for judicial demands	(9,212)	63,125	3,031
Derivative financial instruments	(5,424)	(112,281)	13,347
Income tax and other tax	(530,092)	742,474	(9,798)
Other	(50,679)	151,800	(119,692)
	(756,609)	(125,772)	(41,402)

Net cash from operating activities	2,343,066	1,951,639	2,327,241

Cash flows from investing activities
Acquisition net of cash acquired	(3,155,391)	(72,930)	(157,345)
Cash contributed - formation of Raízen	-	(173,116)	-
Dividends received	-	121,433	-
Acquisition of property, plant and equipment and
intangible assets (Notes 17 and 18)	(1,703,619)	(1,624,012)	(2,291,647)
Sugar-cane planting and growing costs (Note 16)	(474,392)	(551,974)	(745,572)
Proceeds from sale of discontinued operation	196,546	-	-
Proceeds from sale of property, plant and equipment,
intangible and investments, net of cash contributed	333,727	182,116	48,832
Net cash used in discontinued operation	(411)	(2,859)	-

Net cash used in investing activities	(4,803,540)	(2,121,342)	(3,145,732)

The notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of cash flows

For the year ended March 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais – R$)

		2012
	2013	(Restated)	2011
Cash flows from financing activities
Loans and borrowings raised	6,868,759	2,346,396	2,719,522
Payment of principal and interest of loans and borrowings	(3,769,910)	(1,889,362)	(1,971,579)
Acquisition of non-controlling interest	(82,500)	-	-
Redemption of shares in subsidiary	-	(99,784)	-
Treasury shares	(17,250)	(48,258)	(15,219)
Dividends paid	(379,759)	(333,659)	(193,095)
Proceeds from exercise of share options	16,764	-	-
Related parties	-	-	37,072
Capital increase	-	-	3,996
Capital subscribed in jointly controlled entities	659,366	560,946	400,000

Net cash from financing activities	3,295,470	536,279	980,697

Net increase in cash and cash equivalents	834,996	366,576	162,206

Cash and cash equivalents at the beginning of the fiscal year	1,654,146	1,271,780	1,110,766
Effect of exchange rate fluctuations on cash held	4,037	15,790	(1,192)

Cash and cash equivalents at the ended of the fiscal year	2,493,179	1,654,146	1,271,780

Supplemental cash flow information
Interest paid	260,167	305,527	450,051
Income taxes paid	341,941	179,655	38,844

The notes are an integral part of these financial statements.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” or “the Company”) was incorporated in Bermuda on April 30, 2007. Its shares are traded on the New York Stock Exchange (NYSE – CZZ) and on the São Paulo Stock Exchange (BM&FBovespa – CZLT11). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of the Company. Cosan Limited controls Cosan S.A. Indústria e Comércio and its subsidiaries and jointly controlled entities (“Cosan S.A.”) with a 62.30 % interest.

The Cosan group (“the Group”) comprises Cosan, Cosan S.A. and its subsidiaries and jointly controlled entities.

Cosan’s, through its subsidiaries and jointly controlled entities (“the Group”), primary activities are in the following business segments: (i) Sugar & Ethanol: the production of sugar and ethanol, as well as energy cogeneration produced from sugar cane bagasse, through its joint venture, Raízen Energia S.A. (“Raízen Energia”); (ii) Fuel Distribution through its joint venture, Raízen Combustíveis S.A. (“Raízen Combustíveis”); (iii) Logistics services including transportation, port lifting and storage of sugar, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; (v) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"); and (vi) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”).

On November 5, 2012, the Company completed the acquisition of 60.05% of COMGÁS from BG Group for R$ 3.4 billion. Accordingly, COMGÁS has been consolidated into the Company’s financial statements and presented as the “COMGÁS” segment.

On October 24, 2012, the Company signed an Amendment to the Association Agreement and Other Covenants of May 28, 2012, with Camil Alimentos SA ("Camil") whereby it agreed the sale of all of the shares issued by its subsidiary, Docelar Alimentos e Bebidas S.A., to Camil, for a total price of R$ 293,770. Of this total, R$ 88,770 will be received in cash and the remaining R$ 205,000 will be receivable in four installments. Docelar (Cosan Alimentos segment) is no longer presented as part of the Company's continuing operations.

On June 1 2011, the Company completed, jointly with Royal Dutch Shell ("Shell"), the formation of two entities under joint control ("joint ventures" or “JVs”): (i) Raizen Combustíveis, in the fuel distribution segment, and (ii) Raizen Energia, in the segment of production and sale of sugar, ethanol and energy cogeneration. Cosan S.A. and Shell share control of the two entities, with each company holding 50% of the economic and voting interest.

Cosan recorded its investments in the joint ventures through proportionate consolidation. Upon the formation of the joint venture’s Cosan contributed its sugar, ethanol, cogeneration and fuel distribution business. Shell contributed its fuel distribution business in Brazil interests in two entities engaged in research and development of second generation ethanol (Iogen Co. and Codexis, Inc.), the license to use the Shell brand amounting to R$ 533 million and a cash contribution of approximately R$ 1.8 billion to be disbursed over a period of two years. The accounting effects arising from the formation of the JVs are presented in Note 26. Accordingly, the Company’s consolidated financial position and results of operations for periods subsequent to the joint venture formation are not necessarily comparable to pre-formation amounts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.	Basis of preparation

2.1.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorised for issue by the Management on June 05, 2013.

2.2.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;
•	Non-derivative financial instruments at fair value through profit or loss are measured at fair value;
•	Available-for-sale financial assets are measured at fair value;
•	Biological assets are measured at fair value less costs to sell;
•	Investment property is measured at fair value; and
•	The net defined benefit liabilities is recognized as plan assets, plus unrecognized past service cost, less the present value of the defined benefit obligation and is limited as explained in Note 33.

2.3.	Functional and presentation currency

Items included in the consolidated financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The financial statements are presented in Brazilian Real (R$). However, the functional currency of Cosan Limited is the U. S. Dollar (US$).

2.4.	Use of estimates and judgements

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 13 – Business combination

When the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities, it is accounted for as a subsidiary and consolidated into the financial statements. We consider we have control over subsidiary Radar, without owning a majority of the common shares, as Cosan's rights under the Shareholders’ Agreement provides Cosan the ability to direct all relevant activities of Radar and have a majority say in the key financial and operating decisions of Radar.

In addition, the vast majority of the rights of the non-controlling shareholders were considered protective in nature. Cosan is also able to appoint a majority of the members of the Board of Directors and has outstanding warrants against the non-controlling shareholders which are currently exercisable and enable Cosan the ability to purchase an additional 20% participation in Radar (Note 13).

•	Note 16 – Biological assets

Biological assets are measured at fair value at each reporting date and the effects of changes in fair value between the periods are allocated directly to cost of sales.

•	Notes 17 and 18 – Property, plant and equipment and intangible assets

The calculation of depreciation and amortization of intangible assets and P, P&E includes the estimation of the useful lives. Also, the determination of the acquisition date fair value of intangible assets and P, P&E acquired in business combinations or rising from the formation of a Joint Venture is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and P, P&E. Also, an impairment test is undertaken for intangible assets with undefined useful lives and goodwill. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount for the different cash generating units for which goodwill is allocated (Note 18).

•	Note 21 – Deferred income taxes and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Other non-current asset

In relation to a lawsuit filed against the Federal Government, claiming indemnification due to the control of prices, the Company has recorded an asset. We consider the receipt of these amounts as virtually certain, as the Federal Government cannot appeal against the judgment (Note 22).

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 32 – Fair value of derivatives and other financial instruments

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

•	Note 33 – Pension and other post-employment benefits plans

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

•	Note 34 – Share based payments

Cosan S.A. measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

•	Note 22 – Provisions for judicial demands

Contingent consideration, resulting from business combinations, and provision for judicial demands are valued at fair value at the acquisition date.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

3.1.	Basis of consolidation

The consolidated financial statements include the accounts of Company, its subsidiaries and jointly controlled entities. The subsidiaries and jointly controlled entities are listed below:

	Percentage
	2013	2012
Direct interest subsidiary
Cosan S.A. Indústria e Comércio	62.30	62.30

Interest of Cosan S.A. Indústria e Comércio in its
subsidiaries and jointly controlled entities
Subsidiaries
Administração de Participações Aguassanta Ltda.	65.00	91.50
Bioinvestments Negócios e Participações S.A.	65.00	91.50
Vale da Ponte Alta S.A.	65.00	91.50
Águas da Ponte Alta S.A.	65.00	91.50
Proud Participações S.A.	65.00	100.00
Radar II Propriedades Agrícolas S.A. (6)	65.00	-
Radar Propriedades Agrícolas S.A. (6)	29.50	-
Nova Agrícola Ponte Alta S.A. (6)	29.50	-
Terras da Ponte Alta S.A. (6)	29.50	-
Nova Santa Barbara Agrícola S.A. (6)	29.50	-
Nova Amaralina S.A. Propriedades Agrícolas (6)	29.50	-
Cosan US, Inc.	100.00	-
Cosan Biomassa S.A.	100.00	-
Cosan Lubes Investments Limited	100.00	-
Comma Oil Chemicals	100.00	-
Companhia de Gás de São Paulo - COMGÁS	60.05	-
Cosan Overseas Limited	100.00	100.00
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Cosan Cayman Finance Limited	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
CCL Cayman Finance Limited	100.00	100.00
Cosan Luxembourg S.A.	100.00	-
Copsapar Participações S.A. (7)	-	90.00
Novo Rumo Logística S.A.	100.00	92.90
Cosan Infraestrutura S.A.	100.00	-
Handson Participações S.A. (8)	-	100.00
Docelar Alimentos e Bebidas S.A. (8)	-	99.90
Rumo Logística Operadora Multimodal S.A. (former
Cosan Operadora Portuária S.A.)	75.00	69.67
Logispot Armazéns Gerais S.A. (5)	51.00	51.00
Stallion S.A.	100.00	100.00

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Percentage
	2013	2012
Jointly-Controlled entities
Raízen S.A. (1)	50.00	50.00
Raízen Energia Participações S.A. (1) (2) (3)	-	50.00
Raízen Energia S.A. (1) (2)	50.00	-
Raízen Combustíveis S.A. (1) (2)	50.00	50.00
IPUTI Empreendimentos e Participações S.A. (1) (4)	-	50.00

(1)	Company jointly-controlled with Shell;
(2)	Represents voting and economic interest. Cosan S.A. holds 50% plus one of the common stock of Raízen Energia, and 50% minus one common stock of Raízen Combustíveis;
(3)	Incorporated in Raizen Energia SA on November 30, 2012;
(4)	Disposed of through sale on June 1, 2012;
(5)	The Company has control over this subsidiary through an interest of 51% held by Rumo;
(6)	See details related to the gain of control in Note 13;
(7)	Incorporated into Novo Rumo on March 26, 2013;
(8)	See details in Note 31.

(a)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date – i.e. when control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that are currently exercisablet.

The Company measures goodwill at the acquisition date as:

•	The fair value of the consideration transferred; plus
•	The recognized amount of any non-controlling interests in the acquiree; plus
•	If the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
•	The net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(b)	Non-controlling interests

For each business combination, the Company elects to measure any non-controlling interests in the acquiree either:

•	At fair value; or
•	At their proportionate share of the acquiree’s identifiable net assets, which are generally at fair value.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners. Adjustments to noncontrolling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss.

(c)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights, direct or indirectly. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The Company also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control.

De-facto control may arise in circumstances where the size of the Company’s voting rights relative to the size and dispersion of holdings of other shareholders give the Company the power to govern the financial and operating policies, etc.

Subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

All balances held between subsidiaries, income and expenses and unrealized gains and losses derived from intercompany transactions are eliminated. The financial statement of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies.

(d)	Investments in associates (equity-accounted investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 percent and 50 percent of the voting power of another entity.

Investments in associates are accounted for under the equity method and are recognised initially at cost. The cost of the investment includes transaction costs.

The financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence until the date that significant influence.
When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

(e)	Investments in jointly controlled entities (proportionally consolidated)

The Company has interests in joint ventures, which are a jointly controlled

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

entities, whereby the ventures have a contractual arrangement that establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the venturers. The Company recognizes its interest in the joint ventures using the proportionate consolidation method. The Company combines its proportionate share of each of the assets, liabilities, income and expenses of the joint ventures with similar items, line by line, in its consolidated financial statements. The financial statements of the joint ventures are prepared for the same reporting period as the Company.

Adjustments are made in the Company’s consolidated financial statements to eliminate the Company’s share of intercompany balances, transactions and unrealized gains and losses on such transactions between the Company and its joint ventures. Losses on transactions are recognized immediately if the loss provides evidence of a reduction in the net realisable value of current assets or an impairment loss. The joint venture is proportionately consolidated until the date on which the Company ceases to have joint control over the joint venture.

As discussed in Note 4, effective for the Company’s fiscal year commencing on April 1, 2013, the IFRS accounting for these proportionately consolidated entities will change and the Company will then be required to account for them using the equity method of accounting and apply these changes retrospectively.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealised losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

3.2.	Foreign currency

(a)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are retranslated to the functional currency at the exchange rate at the

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

date that the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are generally recognized in profit or loss. However, foreign currency differences arising from the retranslation of the following items are recognized in other comprehensive income:

•	Available-for-sale equity investments (except on impairment in which case foreign currency differences that have been recognized in other comprehensive income are reclassified to profit or loss);
•	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; or
•	Qualifying cash flow hedges to the extent the hedge is effective.

These consolidated financial statements are presented in Brazilian Reais. It was translated from the Company functional currency to Brazilian Reais using the following criteria:

(i)	Assets and liabilities using the exchange rate of the closing period;
(ii)	Statement of income, comprehensive income and statement of cash flows using the monthly average exchange rate; and
(iii)	Shareholders' equity using the historical exchange rate.

Exchange rate differences from the translation are recognized  in the specific shareholders' equity account called "Cumulative translation adjustment".

(b)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Real at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Real at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Company disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such item are considered to form part of the net investment in the foreign operation and are recognized in other comprehensive income, and presented in the translation reserve in equity.

(c)	Translation of subsidiaries and associates’ financial statements

The consolidated financial statements of each subsidiary included in the consolidation and equity method investments are prepared based on the functional currency of each Company. For subsidiaries whose functional currency is a currency other than the Brazilian Reais, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using period average exchange rates. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 2.0138 = US$ 1.00 at March 31, 2013, R$ 1.8221 = US$ 1.00 at March 31, 2012 and R$ 1.6287 = US$ 1.00 at March 31, 2011.

3.3.	Financial instruments

(a)	Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated as at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets classified as held-for-trading comprise short-term sovereign debt securities actively managed by the Company’s treasury department to address short-term liquidity needs.

Financial assets designated as at fair value through profit or loss comprise equity securities that otherwise would have been classified as available-for-sale.

(ii)	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the positive intention and ability to hold them to maturity. Interest, monetary, exchange rate, less impairment losses, if any, are recognized in income when incurred in the line of financial income/expense.

Held-to-maturity financial assets comprise debentures. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortised cost.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.
Loans and receivables comprise cash and cash equivalents, and trade and other receivables.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

(b)	Cash and cash equivalents

Cash and cash equivalents and securities comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(c)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, debt securities issued (including certain preference shares), bank overdrafts, and trade and other payables.

Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the statement of cash flows.

Interest paid are disclosed as financing activities in the statements of cash flows.

(d)	Derivative financial instruments, including hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The combined instrument is not measured at fair value through profit or loss.

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80 – 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that ultimately could affect reported profit or loss.

Derivatives are recognized initially at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is retained in other comprehensive income and reclassified to profit or loss in the same period or periods during which the non-financial item affects profit or loss. In other cases as well, the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Separable embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

(iii)	Other non-trading derivatives

When a derivative financial instrument is not designated in a hedge relationship that qualifies for hedge accounting, all changes in its fair value are recognized immediately in profit or loss.

3.4.	Inventories

Inventories are recorded at average cost of acquisition or production, not to exceed the net realizable value.

Provisions for slow-moving or obsolete inventories are recorded when deemed necessary by management. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

3.5.	Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets classified as held for sale, for which there is the expectation of realization primarily through sale rather than continuing use, are classified as assets held for sale. Immediately before being classified as assets held for sale, the assets, or group of assets classified as held for sale are measured in accordance with accounting policies. Thereafter, the assets, or  group of assets classified as held for sale are generally measured at the lower of carrying value and fair value less costs to sell. Any loss on the value in a group of assets classified as held for sale are initially allocated to goodwill and then to remaining assets and liabilities on a pro rata basis except that no loss shall be allocated to inventories, financial assets, deferred tax assets to employee benefits, investment property and biological assets, which continue to be measured in accordance with the Company’s accounting policies. Losses for impairment determined on initial classification as held for sale and subsequent gains and losses are recognized in income. Gains are not recognized in excess of any cumulative loss impairment previously recognized.

3.6.	Biological assets

Biological assets refer to the sugarcane plantations.

The sugarcane plantation is measured at fair value, excluding the land upon which it is planted, in accordance with the discounted cash flow method.

The harvest of the Company begins generally in April each year and ends in the months of November and December.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

For sugarcane, the Company uses projected future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each plantation, the recoverable total sugar prices, estimated productivities and the related estimated costs of production, harvest, loading and transportation for each planted hectare.

Changes in fair values between the periods are allocated to cost of sales.

3.7.	Investment property

The land of rural properties purchased by the Company is stated at fair value, with changes in value recognized in the statement of income.

Sale of farms are not recognized in profit or loss until (i) the sale is concluded, (ii) the Company determines that buyer’s payment is probable; (iii) the revenue can be reliably measured, and (iv) the Company has transferred the ownership risks to the buyer, without any involvement. The income from sale of farm is reported in the statement of income as “Gain realized from farm sale” by the difference between the sale consideration and the carrying amount of farm sold.

3.8.	Property, plant and equipment

(a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the following:

•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	When the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalised borrowing costs.

Cost also includes transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain or loss arising on this remeasurement is recognized in equity.

(c)	Subsequent costs

Subsequent expenditure is capitalised only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

(d)	Depreciation

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Depreciation is generally recognized in profit or loss, unless the amount is included in the carrying amount of another asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Depreciation is calculated on a straight line method based on useful life of each asset, following the annual depreciation rates shown below:

Buildings and Improvements	4%
Machinery, Equipment and Facilities	3% to 10%
Airplanes, vessels and vehicles	10% to 20%
Rail Cars	2.9%
Locomotives	3.3%
Furniture and Fixtures	10%
Computer Equipment	20%

The Company carries out the planned major maintenance and inspection activities at its plants on an annual basis in order to inspect and replace components. This occurs between January and March. The principal costs include maintenance costs for labor, material, third party services and overhead cost incurred during the inter harvest period and depreciated during the harvest period.

The estimated cost of a component of a piece of equipment that must be replaced each year is recorded as a component of cost of the equipment and depreciated over the following season. Costs of normal periodic maintenance are recorded as expenses when incurred since the components will not improve the production capacity or introduce improvements to equipment.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

3.9.	Intangible assets and goodwill

(a)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is presented with intangible assets.

(i)	Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity accounted investee as a whole.

(b)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalised borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

Capitalised development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

(c)	Other intangible assets

Other intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(d)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(e)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis in profit or loss over their estimated useful lives, from the date that they are available for use.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Contracts with customers

Costs with the implementation of the gas system (includes pipeline, valves, and general equipment) for new clients are recognized as intangible assets and amortized over the contract period.

(g)	Concession agreement

COMGÁS, a subsidiary of the Company, has an agreement for the public concession of gas distribution service in granted by the Conceding Authority, which, at the end of the concession, will hold a significant portion of the infrastructure, controls what services must be rendered and what prices will be applied. This concession agreement represents the right to charge customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as an intangible asset.

Accordingly, the construction of the infrastructure necessary for gas distribution is considered as a service rendered to the Grantor, and the related income is recognized in the statement of income. The financing costs directly related to the construction are also capitalized.

The amortization of intangible assets reflects the pattern expected of the future economic benefits to accrue to the Company, which correspond to the useful lives of the assets comprising the infrastructure in accordance with provisions of the Grantor.

The amortization of intangible assets is discontinued when the related asset is fully used or written-off, or no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to review the Grantor, COMGÁS has the option to apply for an extension of distribution services for 20 years. Contractual conditions necessary for the extension of the concession contract by the Grantor are under control of the COMGÁS. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Grantor, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations calculated at that time, which might include the book value of the concession assets.

In addition, the concession contract determines that the tariff charged by

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

COMGÁS should be reviewed annually, in May, with the aim to realign its sale price to the cost of the gas and adjust the margin of distribution for inflation.

3.10.	Impairment

(a)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired includes default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. The Company considers a decline of 20 percent to be significant and a period of 9 months to be prolonged.

(i)	Financial assets measured at amortised cost

The Company considers evidence of impairment for financial assets measured at amortised cost (loans and receivables and held-to-maturity financial assets) at both a specific asset and collective level. All individually significant assets are assessed for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities. Interest on the impaired asset continues to be recognized. When an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 18. An impairment loss is recognized in profit or loss. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

(b)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest Company of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to Companies of CGUs that are expected to benefit from the synergies of the combination.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.11.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

As consequence of the business combination of Esso assets in Brazil, occurred on December 1, 2008, the Company has the amount of R$ 194,164 recorded as of March 31, 2013 (R$ 222,713 in 2012) related to the contingent consideration arising from this transaction. Contingent consideration is measured at fair value with changes recognized in the income statement.

3.12.	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(b)	Share-based payment transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized as employee benefit expenses in profit or loss.

(c)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(d)	Defined benefit plans

The Company, through its indirect subsidiaries Cosan Lubrificantes Especialidades S.A. (“CLE”) and Companhia de Gás de São Paulo (“COMGÁS”) is the sponsor of defined benefit pension plans for some of its employees. The cost of providing benefits under the defined benefit plan is determined annually by independent actuaries using the projected unit credit method.

A defined benefit plan is a post-employment benefit plans other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date of the financial statements for the high quality government bonds, and maturity dates approximating the terms of the Company’s obligations and that are denominated in the currency in which the benefits are expected to be paid.

The Company recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefit expense in profit or loss.

The Company recognizes gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. The gain or loss on curtailment or settlement comprises any resulting change in the fair value of plan assets, any change in the present value of the defined benefit obligation, any related actuarial gains and losses and past service cost that had not previously been recognized.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(e)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date of the financial statements for the high credit quality bonds, and maturity dates approximating the terms of the Company’s obligations and that are denominated in the currency in which the benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

3.13.	Revenue

(a)	Sales of goods

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(b)	Sales of services

Revenues from services are recognized when the entity transfers to the buyer the significant risks and rewards inherent to the services, when they are probable that the economic benefits associated with the transaction will flow to the Company, as well as its value and related costs, can be measured reliably. Services prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue under the other liabilities and recognized as revenue through the provision of effective services.

(i)	Billed revenue

Revenue from gas distribution services is recognized when its amount can be reliably measured, and is recognized in the statement of income when the volumes are delivered to customers.

(ii)	Unbilled revenue

Unbilled gas refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The actual volume billed may be different than the estimates. The Company believes that, based on previous experiences with similar operations, the unbilled amount will not significantly differ from actual amounts.

(iii)	Construction revenue

Revenue from construction services is recognized in accordance with the IAS 11 - "Construction Contracts", based on the asset construction progress. Unrecognized contract costs are recognized in the statement of income as costs of services rendered, when incurred.

3.14.	Leases

(a)	Leased assets

Assets held by the Company under leases which transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

(b)	Leased payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(c)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfilment of the arrangement is dependent on the use of a specific asset or assets; and
•	The arrangement contains a right to use the asset(s).

At inception or on reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Company’s incremental borrowing rate.

3.15.	Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquiree in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in a net gain or net loss position.

3.16.	Tax

Income taxes are comprised of income tax and social contribution at a combined rate of 34%. Tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Also, for some subsidiaries income tax and social contribution are calculated based on the application of the presumption of profit percentage of 32% of the operating revenues rate of 15% plus an additional of 10% on taxable revenue excess of R$ 240 for income tax and 9% on taxable revenue for social contribution.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

(b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•
Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Indirect tax

Net revenue is recognized net of discounts and sales taxes.

(d)	Tax exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.17.	Reclassification of discontinued operations

In accordance with the disclosure in Note 31 and as required by IFRS 5 – Non-current assets held-for-sale and discontinued operations, the Company is amending the presentation of its statements of income for the year ended March 31, 2012.

The main impacts of these changes are as follows:

	Statement of income, for the year ended March 31, 2012
	As issued	Reclassification	Reclassified
Gross profit	2,631,872	(129,065)	2,502,807
Operating expenses	1,115,954	72,887	1,188,841
Financial results, net (Note 29)	(478,549)	(1,911)	(480,460)
Income taxes (Note 21)	(1,110,213)	(6,159)	(1,116,372)
Profit from continuing operations	2,192,332	(64,248)	2,128,084
Profit from discontinued operation, net of tax	-	64,248	64,248
Profit for the year	2,192,332	-	2,192,332

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Statement of cash flows, for the year ended March 31, 2012
		Discontinued
	As issued	operations	Reclassification	Reclassified
Cash flows from operating activities
Profit for the year to Profit before tax	2,192,332	(69,625)	1,121,749	3,244,456
Adjustments for profit reconciliation	(280,967)	20,923	(907,001)	(1,167,045)
Changes in assets and liabilities	40,274	48,702	(214,748)	(125,772)

Net cash from operating activities	1,951,639	-	-	1,951,639

Cash flows from investing activities
Acquisition of property, plant and equipment and
intangible assets (Notes 17 and 18)	(1,584,543)	2,859	-	(1,581,684)
Net cash used in discontinued operation	-	(2,859)	-	(2,859)
Other investing activities	(636,583)	-	-	(636,583)

Net cash used in investing activities	(2,221,126)	-	-	(2,221,126)

Net cash from financing activities	636,063	-	-	636,063

Effect of exchange rate fluctuations on cash held	15,790	-	-	15,790

Net increase in cash and cash equivalents	382,366	-	-	382,366

Certain comparative amounts in the statement of comprehensive income have been reclassified to conform with the current year’s presentation. In addition, the comparative statement of comprehensive income for the year ended March 31, 2012 has been restated as if an discontinued operation during the current year had been discontinued from the start of the comparative year. The statement of comprehensive income for the year ended March 31, 2011 has not been restated as the discontinued operations did not exist at the time.

4.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except as set out below:

•	IFRS 9 - Financial Instruments: Classification and Measurement

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2015. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•	IFRS 10 - Consolidated Financial Statements

IFRS 10 as issued establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 - "Consolidation-Special-Purpose Entities" and IAS 27 - "Consolidated and Separate Financial Statements" and is effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted. Management is still evaluating the impact on its financial position or performance of the adoption of IFRS 10.

•	IFRS 11 - Joint Arrangements

IFRS 11 will significantly change the accounting for the Company's joint arrangements. The new standard eliminates inconsistencies in the reporting of joint arrangements in current practice, by requiring a single method (the equity method of accounting) to account for interests in jointly controlled entities. It eliminates the option to proportionally consolidate these jointly controlled entities. It is effective for annual periods beginning on or after January 1, 2013, and early adoption is permitted.

With the adoption of IFRS 11, currently expected for the nine-month period to ended on December 31, 2013, the Company's joint ventures (Raízen Energia and Raízen Combustíveis) currently presented via proportionate consolidation, will be presented using the equity method of accounting in accordance with IAS 28R - "Investments in Associates and Joint Ventures".

The total assets of these joint ventures represented approximately 43% of the consolidated totals as at March 31, 2013. The revenue, operating income and cash flow from the operating activities of these joint ventures accounted for approximately 86%, 57% and 69% respectively of the consolidated totals for the period ended March 31, 2013. A change from proportionate consolidation to equity method accounting would have no impact on the total equity or net income derived from these joint ventures, except that when using a proportional consolidation model, net income would be lower in the year of joint venture formation as the transaction costs would be expensed as incurred. When applying the equity method of accounting, those expenses would be considered as part of the cost of investment.

•	IFRS 12 - Disclosure of Involvement with Other Entities

IFRS 12 brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. IFRS 12 requires the disclosure of information about the nature, risks and financial effects of these interests.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

These standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

•	IFRS 13 - Fair Value Measurement

IFRS 13 provides a single source of guidance on how fair value is measured, and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. Subject to limited exceptions, IFRS 13 is applied when fair value measurements or disclosures are required or permitted by other IFRSs. The Company is currently reviewing its methodologies in determining fair values. IFRS 13 is effective for annual periods beginning on or after 1 January 2013 with early adoption permitted.

•	IAS 19 - Employee Benefits

IAS 19 (2011) changes the definition of short-term and other long-term employee benefits to clarify the distinction between the two. For defined benefit plans, removal of the accounting policy choice for recognition of actuarial gains and losses is not expected to have any impact on the Company. However, the Company may need to assess the impact of the change in measurement principles of expected return on plan assets. IAS 19 (2011) is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

•	IAS 28 - Investments in Associates and Joint Ventures (revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 - "Investments in Associates and Joint Ventures", and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

There are no other pronouncements issued and yet to be adopted that may have a significant impact on the Company's operations and financial position.

5.	Operating segments

5.1.	Segment information

The following information regarding segments is based upon the information used by Cosan's senior management to assess the performance of operating segments and to decide on the allocation of resources.

Following the business combinations with Radar and COMGÁS, Cosan has changed the presentation of its business reporting into six segments, as follows:

(a)	Continuing operations

•	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

•	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand "Shell" and "Esso" throughout Brazil;

•	Radar: buying, selling and leasing of agricultural land for sugarcane plants and grains;

•	Rumo: logistics services for transport, storage and port lifting, mainly for sugar products;

•
COMGÁS: distribution of piped natural gas in part of the territory of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors;

•	Cosan’s other business: sale and distribution of lubricants and other investments, in addition to the corporate activities of the Company;

(b)	Discontinued operations

•	Cosan Alimentos: sale of food, mainly, of sugar in the retail under the brands "União" and "Da Barra", which was sold on October 24, 2012 (Note 1).

The following asset and income statement selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	For the year ended March 31, 2013
						Cosan's	Elimination	Other	Total
	Raízen	Raízen				other	50%	adjustments	continuing	Discontinued
	Energia	Combustíveis	Radar(ii)	Rumo	COMGÁS(iii)	business	Raízen	and eliminations	operations	operation
Statement of financial position
Current other assets	1,943,842	3,495,026	34,025	128,599	1,018,046	920,486	(2,719,434)	(865,831)	3,954,759	-
Investment property	-	-	2,473,438	-	-	-	-	-	2,473,438	-
Property, plant and equipment	9,896,478	2,634,126	11,852	952,915	-	213,530	(6,265,302)	(8,496)	7,435,103	-
Intangible assets	3,050,310	4,043,570	99	677,860	8,071,839	865,099	(3,546,939)	-	13,161,838	-
Non-current other assets	3,606,674	1,269,342	9,252	28,518	184,269	8,307,728	(2,438,008)	(6,795,638)	4,172,137	-
Loans and borrowings, net of cash
and cash equivalents	(4,129,476)	(593,756)	69,028	(192,901)	(2,383,095)	(4,351,108)	2,361,616	-	(9,219,692)	-
Current other liabilities	(2,005,582)	(1,528,954)	(40,630)	(195,406)	(817,637)	(524,314)	1,767,268	843,452	(2,501,803)	-
Non-current other liabilities	(1,699,138)	(2,648,162)	(74,813)	(125,634)	(845,093)	(3,771,709)	2,173,650	811,094	(6,179,805)	-
Total assets (net of liabilities)
allocated by segment	10,663,108	6,671,192	2,482,251	1,273,951	5,228,329	1,659,712	(8,667,149)	(6,015,419)	13,295,975	-

Total assets	20,256,805	11,580,776	2,597,694	2,307,995	9,601,658	27,014,989	(15,918,790)	(23,644,817)	33,796,310	-

Statement of income
Net sales	8,468,238	43,532,232	51,853	712,776	2,398,989	1,422,590	(26,000,235)	(569,955)	30,016,488	410,677
Domestic market	3,454,440	43,532,232	51,853	631,908	2,398,989	1,242,464	(23,493,336)	(569,955)	27,248,595	410,677
External market	5,013,798	-	-	80,868	-	180,126	(2,506,899)	-	2,767,893	-
Gross profit	1,586,321	2,333,213	50,111	292,217	660,676	371,895	(1,959,767)	(2,444)	3,332,222	56,487
Selling, general and administrative
expenses	(1,129,084)	(1,388,536)	(14,898)	(58,088)	(387,440)	(418,535)	1,258,809	-	(2,137,772)	(58,502)
Other income (expenses)	49,837	219,520	144,344	(7,492)	(2,221)	56,998	(134,676)	-	326,310	172,586
Financial result, net	(334,399)	(58,632)	3,058	189	(63,701)	(362,659)	196,516	-	(619,628)	10,166
Equity pick-up	(23,108)	-	-	-	-	911,366	11,554	(840,952)	58,860	-
Income tax and social contribution	56,188	(314,838)	(13,180)	(76,423)	(47,439)	125,155	129,326	-	(141,211)	(41,819)
Profit for the year (iv)	205,755	790,727	169,435	150,403	159,875	684,220	(498,238)	(843,396)	818,781	138,918

Other selected data
Addition PP&E, intangible and
biological assets (cash)	2,404,514	677,245	760	266,661	294,359	75,352	(1,540,880)	-	2,178,011	-
Depreciation and amortization
(including biological assets non
cash effect)	1,924,301	494,299	877	70,043	200,451	63,416	(1,209,300)	-	1,544,087	1,185
EBITDA	2,408,267	1,658,496	180,434	296,680	471,466	985,140	(2,033,380)	(843,396)	3,123,707	171,756

Reconciliation of EBITDA
Profit for the year (iv)	205,755	790,727	169,435	150,403	159,875	684,220	(498,238)	(843,396)	818,781	138,918
Income tax and social contribution	(56,188)	314,838	13,180	76,423	47,439	(126,155)	(129,326)	-	141,211	41,819
Financial result, net	334,399	58,632	(3,058)	(189)	63,701	362,659	(196,516)	-	619,628	(10,166)
Depreciation and amortization
(including biological assets non
cash effect)	1,924,301	494,299	877	70,043	200,451	63,416	(1,209,300)	-	1,544,087	1,185
EBITDA	2,408,267	1,658,496	180,434	296,680	471,466	985,140	(2,033,380)	(843,396)	3,123,707	171,756

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	For the year ended March 31, 2012 (Restated)
				Cosan's	Elimination	Other	Total
	Raízen	Raízen		other	50%	adjustments	continued	Discontinued
	Energia	Combustíveis	Rumo	business	Raízen	and eliminations	operation	operation
Statement of financial position
Current other assets	3,078,569	3,303,591	99,432	672,324	(3,191,080)	(1,071,847)	(1,071,847)	208,445
Property, plant and equipment	9,658,979	2,779,641	879,469	730,707	(6,219,310)	(8,496)	7,820,990	45,973
Intangible assets	2,996,846	3,928,900	604,963	780,822	(3,462,873)	-	4,848,658	83,597
Non-current other assets	3,044,193	1,511,731	31,964	13,262,610	(2,277,962)	(10,998,332)	4,574,204	41,117
Loans and borrowings, net of cash
and cash equivalents	(4,404,761)	(603,447)	(217,575)	(853,398)	2,504,104	-	(3,575,077)	29,834
Current other liabilities	(2,083,272)	(1,899,695)	(65,863)	(428,436)	1,991,484	1,043,421	(1,442,361)	(91,865)
Non-current other liabilities	(2,200,352)	(2,663,502)	(117,708)	(4,044,119)	2,431,927	656,115	(5,937,639)	(15,242)
Total assets (net of liabilities)
allocated by segment	10,090,202	6,357,219	1,214,682	10,120,511	(8,223,711)	(10,379,139)	9,179,764	301,859

Total assets	19,979,070	11,559,239	2,029,954	16,038,720	(15,769,155)	(12,078,675)	21,759,153	408,966

Statement of income
Net sales	7,247,685	35,096,051	571,989	1,065,515	(19,711,867)	(878,923)	23,390,450	706,431
Domestic market	3,925,829	35,096,051	567,265	1,065,515	(18,166,988)	(878,923)	21,608,749	706,431
External market	3,321,856	-	4,724	-	(1,544,879)	-	1,781,701	-
Gross profit	1,668,941	1,958,726	177,923	332,646	(1,635,429)	-	2,502,807	129,073
Selling, general and administrative
expenses	(965,440)	(1,445,358)	(41,541)	(324,489)	1,090,503	-	(1,686,325)	(96,001)
Gain on the de-recognition of
subsidiaries to form the Joint Ventures	-	-	-	2,752,730	-	-	2,752,730	-
Other income (expenses)	(18,207)	270,736	19,461	(12,035)	(129,023)	(8,496)	122,436	23,114
Financial result, net	(267,934)	(82,203)	8,992	(360,701)	221,386	-	(480,460)	1,911
Equity pick-up	(11,840)	-	-	731,376	5,920	(692,188)	33,268	-
Income tax and social contribution	(27,250)	(192,056)	(55,035)	(935,180)	93,149	-	(1,116,372)	6,156
Profit for the year (iv)	378,269	525,916	109,801	2,322,681	(353,500)	(855,083)	2,128,084	64,248

Other selected data
Addition PP&E, intangible and
biological assets (cash)	2,577,859	491,734	268,985	99,473	(1,291,124)	(13,270)	2,133,657	2,860
Depreciation and amortization
(including biological assets non
cash effect)	1,549,994	365,603	57,323	48,329	(880,184)	-	1,141,065	1,716

Other financial information
Profit for the year (iv)	378,269	525,916	109,801	2,322,681	(353,500)	(855,083)	2,128,084	64,248
Income tax and social contribution	27,250	192,056	55,035	935,180	(93,149)	-	1,116,372	(6,156)
Financial result, net	267,934	82,203	(8,992)	360,701	(221,386)	-	480,460	(1,911)
Depreciation and amortization
(including biological assets non
cash effect)	1,549,994	365,603	57,323	48,329	(880,184)	-	1,141,065	1,716
Total	2,223,447	1,149,707	213,166	3,528,557	(1,548,213)	(700,684)	4,865,980	57,902

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	For the year ended March 31, 2011
				Cosan's	Other
	Raízen	Raízen		other	adjustments
	Energia (i)	Combustíveis (i)	Rumo	business	and eliminations	Consolidated
Statement of income
Net sales	6,389,178	10,966,245	448,003	829,032	(568,978)	18,063,480
Domestic market	3,678,207	10,966,245	448,003	829,032	(568,978)	15,352,509
External market	2,710,971	-	-	-	-	2,710,971
Gross profit	1,988,662	466,989	131,469	314,131	12,150	2,913,401
Selling, general and administrative
expenses	(961,407)	(372,438)	(28,951)	(207,018)	(1,636)	(1,571,450)
Other income (expenses)	(65,415)	33,754	9,936	(1,977)	(10,126)	(33,828)
Financial result, net	(101,755)	(22,441)	13,047	(39,998)	-	(151,147)
Equity pick-up	279,235	(191,741)	(20,093)	196,740	(238,952)	25,189
Income tax and social contribution	(305,977)	(40,490)	(42,865)	(25,176)	-	(414,508)
Profit for the year (iv)	833,343	(126,368)	62,543	236,702	(238,564)	767,656

Other selected data
Addition PP&E, intangible and
biological assets (cash)	2,817,195	83,266	126,189	10,569	-	3,037,219
Depreciation and amortization
(including biological assets non
cash effect)	1,266,142	35,798	20,157	36,903	-	1,359,000

Other financial information
Profit for the year (iv)	833,343	(126,368)	62,543	236,702	(238,564)	767,656
Income tax and social contribution	305,977	40,490	42,865	25,176	-	414,508
Financial result, net	101,755	22,441	(13,047)	39,998	-	151,147
Depreciation and amortization
(including biological assets non
cash effect)	1,266,142	35,798	20,157	36,903	-	1,359,000
Total	2,507,217	(27,638)	112,518	338,779	(238,564)	2,692,311

(i)
The segment information for Raízen Energia and Raízen Combustíveis represents 100% of the business, regardless of the fact that the Company lost full control of that business on June 1, 2011 with the formation of the JVs. The segment Raízen Energia represents basically the same information as was represented in prior periods by the "CAA" segment. The segment Raízen Combustíveis represents until May 31, 2011 the fuel business of the segment previously called CCL, except for the lubricants business, and since then also the business of fuel distribution of Shell Brazil Ltda. which was contributed to the Joint Venture. All of the non-current assets of the Company are located in the host country of the entity (Brazil).

(ii)	For the period of nine months due to consolidation.

(iii)	For the period of five months due to consolidation.

(iv)	Management considers EBITDA, or earnings before interest(financial results), income taxes, depreciation and amortization as its main measure of segment performance.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Detailed net sales per segment

		2012
	2013	(Restated)	2011
Raízen Energia
Sugar	4,353,994	3,912,824	3,853,404
Ethanol	3,299,938	2,871,515	2,203,737
Cogeneration	569,709	235,129	194,889
Other	244,597	228,217	137,148
	8,468,238	7,247,685	6,389,178
Raízen Combustíveis
Fuels	43,516,040	35,032,782	10,895,655
Other	16,192	63,269	70,590
	43,532,232	35,096,051	10,966,245
Rumo
Port lifting	150,028	141,026	118,139
Logistics	549,420	413,364	305,780
Other	13,328	17,598	24,084
	712,776	571,988	448,003
Radar (ii)
Property sale	4,721	-	-
Land lease	47,132	-	-
	51,853	-	-
COMGÁS (i)
Industrial	1,535,941	-	-
Residential	203,254	-	-
Thermogeneration	148,652	-	-
Cogeneration	112,705	-	-
Automotive	77,486	-	-
Commercial	84,517	-	-
Construction revenue	230,038	-	-
Other	6,397	-	-
	2,398,990	-	-
Cosan's other business
Lubricants	1,255,473	1,018,801	829,032
Other	167,117	46,714	-
	1,422,590	1,065,515	829,032

Adjustments / eliminations	(26,570,190)	(20,590,788)	(568,978)

Total	30,016,489	23,390,451	18,063,480

(i)	For the period of five months – acquired on November 5, 2012;
(ii)	For the period of nine months – acquired on June 1, 2012.

Net sales per region

The percentages of net sales of the Raízen Energia, Rumo and Cosan’s other business segments by geographic area for the exercise ended are as follow:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013	2012	2011
Brazil	50.81	67.24	72.63
Europe	31.83	24.18	24.93
Middle East and Asia	8.8	1.00	1.48
North America	2.83	2.94	0.74
Other	5.73	4.64	0.22
Total	100.00	100.00	100.00

Raízen Combustíveis, Comgás and Radar’s net sales are only to the domestic market (Brazil), with no revenue from export customers.

Concentration of customers

Raízen Energia

There is generally a broad customer base in this segment, with only one customer representing more than 10% of the segment’s net sales in either 2013 and 2012 (Wilmar Sugar and SUCDEN Group, respectively).

Raízen Combustíveis

No customers or specific groups represented 10% or more of sales in 2013 and 2012.

Rumo

In 2013, 40% of the segment’s net sales was generated from sales to the Raízen Energia (55% in 2012).

Radar

In 2013, 26% of the sales in this segment was to União São Paulo S.A.

COMGÁS

No customers or specific groups represented 10% or more of sales in 2013.

Cosan’s other business

No customers or specific groups represented 10% or more of sales in 2013.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6.	Cash and cash equivalents

	2013	2012
Brazilian Reais
Cash	133	654
Bank accounts	290,224	127,178
Financial investments	2,197,503	1,519,965

U.S. Dollars
Bank accounts	5,319	6,349

	2,493,179	1,654,146

Financial investments refer substantially exclusive funds, as presented below:

	2013	2012
Exclusive founds
Commitment transactions	1,237,501	811,119
Bank certificate of deposit - CDB	675,262	411,000
Public securities	108,122	32,015
	2,020,885	1,254,134

Banks investments
Other financial investments	176,618	265,831
	176,618	265,831

Total	2,197,503	1,519,965

7.	Restricted cash

	2013	2012
Restricted financial investments	51,350	48,292
Margin calls in connection with
derivative transactions	41,246	45,976

	92,596	94,268

The restricted cash relates mainly to cash available for margin calls held by brokers who trade commodity derivative instruments linked to Company’s derivatives instruments and financial transactions or guarantee of debts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8.	Trade receivables

	2013	2012
Domestic	1,770,615	984,034
Foreign	105,940	164,681
Allowance for doubtful accounts	(111,610)	(103,501)

	1,764,945	1,045,214

Current	1,691,559	963,587
Non-current	73,386	81,627

The ageing of trade receivables at March 31 is as follows:

	2013	2012
Not overdue	1,529,738	846,453
Overdue 1–30 days	152,092	100,339
Overdue 31–60 days	24,293	16,535
Overdue 61–90 days	10,164	8,476
Overdue more than 90 days	48,658	73,411

Total	1,764,945	1,045,214

Changes in the allowance for doubtful accounts are as follows:

At April 1, 2010	(97,721)
Provision	(17,844)
Reversal	18,238
Write-offs	6,130
At March 31, 2011	(91,197)
Provision	(28,003)
Reversal	26,711
Write-offs	935
Net addition on the de-recognition of
subsidiaries to form the Joint Venture (a)	(11,135)
Business combination	(812)
At March 31, 2012	(103,501)
Provision	(20,108)
Reversal	8,119
Write-offs	3,880

At March 31, 2013	(111,610)

(a)
The Company has reflected this roll-forward activity as a “net” adjustment. This net adjustment would actually represent the deconsolidation of 100% of the allowance for doubtful accounts of subsidiaries de-recognized, and the addition of 50% of the fair value of the allowance for doubtful accounts of the JVs then proportionally consolidated.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9.	Inventories

	2013	2012
Finished goods
Sugar	31,532	87,110
Ethanol	65,669	101,994
Fuel	456,844	276,867
Lubricants	160,751	112,492
Raw material	19,613	52,586
Spare parts and others	183,291	121,643
Provision for inventory realization
and obsolescence	(5,790)	(4,542)

	911,910	748,150

Changes in the provision for inventory realization and obsolescence is as follows:

At April 1, 2010	(25,260)
Provision	(13,483)
Reversal	19,176
At March 31, 2011	(19,567)
Provision	(1,697)
Reversal	5,173
Write-offs	4,815
Net addition on the de-recognition of
subsidiaries to form the JVs (a)	6,734
At March 31, 2012	(4,542)
Provision	(2,163)
Reversal	-
Write-offs	915

At March 31, 2013	(5,790)

(a)
The Company has reflected this roll-forward activity as a “net” adjustment. This net adjustment would actually represent the deconsolidation of 100% of the inventory provision of subsidiaries de-recognized, and the addition of 50% of the fair value of the inventory provision of the JVs then proportionally consolidated.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10.	Income tax and recoverable taxes

	2013	2012

Income tax (i)	152,906	107,561

	152,906	107,561

Recoverable taxes
COFINS - Revenue tax	42,897	63,727
PIS - Revenue tax	14,474	18,614
ICMS - State VAT	289,865	194,818
IPI - Excise tax	55,564	43,039
Other	12,202	9,193

	415,002	329,391

Total	567,909	436,952

Current	431,603	325,096
Non-current	136,305	111,856

(i)	Composed of taxes and contributions overpaid that will be offset by future obligations.

11.	Other financial assets

	2013	2012
Fair value of Radar option	-	140,820
Brazilian Treasury Certificates (a)	180,188	149,438
ExxonMobil financial assets -
reimbursement (b)	295,781	540,224
Receivable from sale of discontinued
operations (Note 31)	210,467	-

	686,436	830,482

Current	59,299	40,080
Non-current	627,137	790,402

(a)
Represents bonds issued by the Brazilian National Treasury under the Special Program for Agricultural Securitization ("PESA") with original maturities of 20 years (April 2023) in connection with the long-term debt denominated PESA (Note 19). These bonds have yields of inflation (IGP-M) plus 12% p.a. The value of these securities at maturity is expected to be equal to the amount due to PESA at that date. Even if the PESA debt is prepaid, the Company can maintain this investment through to maturity.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)
On June 28, 2011, Cosan Lubrificantes e Especialides S.A., the successor entity of Esso Brasileira de Petróleo Ltda. ("Essobrás"), joined the Brazilian Government's tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. ("ExxonMobil"). ExxonMobil is the entity that is legally responsible for the tax contingencies up to the acquisition date of Essobras by the Company. As at March 31, 2012, the liability amounted to R$ 534,363 and is being refunded to the Company by ExxonMobil. On November 30, 2012, ExxonMobil settled R$ 211,637, with a prepayment discount of R$ 39,471.

12.	Related parties

(a)	Receivables from and payables to related parties are as follows:

	2013	2012
Current asset
Commercial operations
Shell Brazil Holding B.V. (i)	85,283	71,167
Raízen Energia S.A. (ii)	13,023	21,554
Raízen Combustíveis S.A. (ii)	2,049	14,242
Rezende Barbosa Group (iii)	-	2,116
Other	6,089	5,138
	106,444	114,217
Corporate operations / Agreements
Shell Brazil Holding B.V. (i)	75,002	65,679
Raízen Energia S.A. (ii)	13,825	-
	88,827	65,679
Capital to be paid
Shell Brazil Holding B.V. (i)	-	489,856
	-	489,856
Financial operations
Rezende Barbosa Group (iii)	7,205	7,354
Raízen Energia S.A. (ii)	-	1,013
Other	-	255
	7,205	8,622

Current assets	202,476	678,374

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013	2012
Non-current asset
Comercial operations
Shell Brazil Holding B.V. (i)	-	4,737
Other	395	169
	395	4,906
Corporate operations / Agreements
Shell Brazil Holding B.V. (i)	262,230	244,046
Raízen Energia S.A. (ii)	161,276	214,740
Raízen Combustíveis S.A. (ii)	39,912	87,810
	463,418	546,596
Financial operations
Rezende Barbosa Group (iii)	127,828	105,751
Impulso Empr. e Participações Ltda.	2,825	-
Other	1,756	67
	132,409	105,818
Corporate restructuring
Shell Brazil Holding B.V. (i)	83,680	86,535
CTC - Centro de Tecnologia Canavieira	-	9,298
Other	1,610	-
	85,290	95,833

Non-current assets	681,512	753,153

Total assets	883,988	1,431,527

Current liabilities
Comercial operations
Raízen Energia S.A. (ii)	8,250	38,439
Rezende Barbosa Group (iii)	4,340	12,577
Shell Brazil Holding B.V. (i)	3,361	5,433
Raízen Combustíveis S.A. (ii)	487	321
Other	240	13,836
	16,678	70,606
Corporate operations / Agreements
Shell Brazil Holding B.V. (i)	63,852	77,631
Raízen Energia S.A. (ii)	29,896	26,140
Raízen Combustíveis S.A. (ii)	4,658	-
Other	2,276	-
	100,682	103,771
Financial operations
Other	-	1,111
	-	1,111

Current liabilities	117,360	175,488

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013	2012
Non-current liabilities
Comercial operations
Raízen Energia S.A. (ii)	1,175	790
Other	13	991
	1,188	1,781
Corporate operations / Agreements
Shell Brazil Holding B.V. (i)	317,275	130,883
Other	2	8,311
	317,277	139,194
Preferred shares
Shell Brazil Holding B.V. (i)	-	248,743
	-	248,743

Non-current liabilities	318,465	389,718

Total liabilities	435,825	565,206

(b)	Related party transactions are as follows:

	2013	2012	2011
Product sales
Vertical UK LLP (iv)	-	75,338	160,202
Shell Western Supply & Trading Limited	173,627	-	-
Aguassanta Participações S.A.(v)	-	-	39,131
Other	877	441	832
	174,504	75,779	200,165
Purchase of goods / inputs
Rezende Barbosa Group (iii)	201,149	263,859	352,195
Vertical UK LLP (iv)	-	113,518	-
Other	-	7,032	-
	201,149	384,409	352,195
Land lease
Radar Propriedades Agrícolas S.A.(vi)	26,280	22,532	28,446
Aguassanta Participações S.A.(v)	18,261	17,577	26,459
	44,541	40,109	54,905
Financial result
Shell Brazil Holding B.V. (i)	119,308	148,733	-
Rezende Barbosa Group (iii)	1,685	2,502	233
Other	(898)	242	512
	120,095	151,477	745

	540,289	651,774	608,010

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Shell Brazil Holding B.V.

Shell Holdings B.V. and its subsidiaries ("Shell") are related parties of Raízen Energia and Raízen Combustíveis, and therefore the transactions between Shell and these entities were treated as related party transactions and all balances disclosed are 50% proportionally consolidated.

The short-term receivables mainly represent reimbursements arising from the formation of Joint Venture.

The long-term receivables are mainly (a) reimbursements of provisions existing at the legal entity contributed by Shell in relation to contingencies of R$ 262,230, and (b) a financial asset equivalent to the investment that Shell hold in Iogen, valued at fair value, and that will be contributed to Raízen Energia, amounting to R$ 83,680.

The recovery of amounts to be received from our Joint Ventures and Joint Venture partners is virtually certain, as they fall within the Joint Venture framework agreement between Cosan and Shell.

The short term payables mainly represented the reimbursement of the tax credits of the legal entity contributed by Shell, amounting to R$ 63,852.

The long term payables refers to (a) the reimbursement of the judicial deposits of the legal entity contributed by Shell, which will be refunded when redeemed, amounting to R$ 99,683, and (b) the reimbursement of the tax credits of the legal entity contributed by Shell, amounting to R$ 217,592.

(ii)	Raízen Energia and Raízen Combustíveis

The balances with Raízen Energia and Raízen Combustível are consolidated proportionally at 50%, considering the elimination of the portion related to the Company.

Non-current assets receivable from Raízen Energia and Raízen Combustíveis basically represent, tax credits which will be reimbursed to the Company when they are effectively realized by the JVs.

(iii)	Rezende Barbosa Group

The Company has receivables from Rezende Barbosa which are guaranteed by shares issued by Cosan.

The jointly-controlled entity "Raízen Energia" has a long-term agreement with Group Rezende Barbosa to supply sugar-cane, at prices based on the TRS - Total Recoverable Sugars (which represents the total amount of sugar content in a given quantity of sugarcane) prices published by the São Paulo State Sugarcane, Sugar and  Alcohol producers’ Council – CONSECANA (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iv)	Vertical UK LLP

The jointly-controlled entity “Raízen Energia” sells and buys ethanol from Vertical UK LLP ("Vertical") in the normal course of business. Vertical is a trading company headquartered in Switzerland in which the Company indirectly holds a 50% non-controlling interest.

(v)	Aguassanta Participações S.A.

The jointly-controlled entity Raízen Energia has land leased from entities controlled by Group Aguassanta (“Aguassanta”), a group of entities under common control, being Mr. Rubens Ometto de Silveira de Mello the ultimate controlling shareholder. The lease costs are paid considering the TRS price published by CONSECANA and contracts having terms expiring between 2026 and 2027.

(vi)	Radar Propriedades Agrícolas S.A.

The jointly-controlled entity Raízen Energia has leased land from Radar Propriedades Agrícolas S.A. (“Radar”), a subsidiary. These rental costs are paid considering the price published by the TRS CONSECANA and most contracts have terms that expire in 2027.

(c)	Officers’ and directors’ compensation

Key management includes directors (executive and non-executive) and members of the board. The compensation paid or payable to key management for employee services is shown below:

	2013	2012	2011
Regular compensation	31,922	24,994	7,894
Stock option expense (Note 34)	13,295	10,800	2,961
Bonuses and other variable compensation	61,377	33,075	23,791

Total compensation recorded as expense	106,594	68,869	34,646

At Cosan’s shareholders’ meeting held on July 29, 2011, a new stock compensation plan was approved, which through March 31, 2013 had granted 9,825,000 options. See Note 34.

13.	Business combinations and other acquisitions

(i)	Companhia de Gás de São Paulo (“COMGÁS”)

On November 5, 2012, Cosan, through its subsidiary Provence Participações S.A. ("Provence"), obtained control by acquiring 60.05% of the shares of Comgás from BG Group for R$ 3.4 billion in cash, of which R$ 3.3 billion was raised through long term financing.

COMGÁS is located in the city of São Paulo, State of São Paulo, and has as its main

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

activity the distribution of piped natural gas in part of the territory of the State of São Paulo (approximately 180 municipalities, in São Paulo state) to consumers segments. As a result of the acquisition, Cosan diversified its investment portfolio in accordance with management’s strategic planning.

On December 19, 2012, the Extraordinary General Meeting of COMGÁS’ shareholders, approved the merger with the immediate parent company, Provence Participações S.A. ("Provence"), as proposed by the administrators of COMGÁS and Provence on December 03, 2012. Provence’s main assets at that date comprised the investment held in COMGÁS and tax basis of goodwill totaling R$ 2,482,767 based on expected future profitability of the investment in COMGÁS, on which a future tax benefit totaling R$ 844,141 was recognized as a deferred tax asset in subsidiary COMGÁS, following the legal merger of the two entities, after which the goodwill became tax deductible.

The following table summarizes the consideration paid and the fair values of assets acquired and liabilities assumed at the date of acquisition as well as the fair value at the date of acquisition of the non-controlling interest in COMGÁS:

Consideration
At November 05, 2012
Consideration transferred	3,400,000
Cash acquired	(426,876)
Total of consideration transferred	2,973,124

Recognized values of the assets acquired
and liabilities assumed
Trade receivables	694,047
Allowance for doubtful accounts	(95,480)
Financial instruments	144,330
Inventories	99,424
Intangible assets	7,979,275
Other credits	351,333
Loans and borrowings	(2,544,953)
Trade payables	(692,480)
Taxes payable	(208,489)
Deferred tax liabilities	(442,262)
Provision for judicial demands	(51,592)
Other liabilities	(391,193)

Net assets acquired	4,841,960

Non-controlling interests	(1,868,836)

Consideration transferred	2,973,124

The fair value of intangible assets of R$ 7,979,275 includes the fair value step-up of the public concession contract of gas distribution with the Concession grantor by R$ 4,425,252.

The fair value of other liabilities amounting to R$ 391,193 includes the recognition of the fair value of liabilities of post-retirement benefits of R$ 126,594.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The fair value of deferred income taxes of R$ 442,262 includes the tax benefit generated by the incorporation of the Provence of R$ 844,141.

The Company has chosen to measure the non-controlling interest in the net assets acquired as the proportionate share in the recognized amounts of COMGÁS’ identifiable net assets.

The consolidated income statement includes from the date of the acquisition the revenue and the net profit in the amount R$ 2,398,989 and R$ 159,875, respectively generated by COMGÁS.

If COMGÁS had been consolidated from April 1, 2012, the consolidated income statements would present a net revenue pro forma of R$ 5,606,912 and pro forma profit of R$ 284,456 (unaudited). This information of net income was obtained by simple aggregation of the values of the acquired and acquiring companies and does not represent the actual figures consolidated for the year.

As a separate transaction, the Company ceded a put stock option of 30,917,231 shares of Cosan S.A. to Shell Brazil Holdings BV (a minority shareholder in COMGÁS), exercisable in three annual tranches, with the last one maturing on April 15, 2017. If exercised, Cosan Limited will receive all the shares of COMGÁS held directly and indirectly by Shell Brazil Holdings BV. This equity instrument was recorded in non-controlling interest in amount of R$ 15,601.

(ii)	Radar Propriedades Agrícolas S.A. (“Radar”)

On July 14, 2012, Cosan gained control of Radar (mainly due to operating and commercial policies), through amendment in the Statute and Shareholders Agreement, which granted Cosan control over the operations of Radar, with no consideration transferred, and no gain or loss recognized in the previously held interest, as the main assets held (property for investment in agricultural land), are recorded at fair value. Cosan started to consolidate the results of operarations of Radar as of that date.

Radar is located in the city of São Paulo and has as its main goal the purchase, financing, leasing, management, operation and sale of agricultural investments, through direct or indirect acquisition of rural properties, services, imports of agricultural products and inputs, as well as participation as a partner or shareholder in other companies directly or indirectly related to the objectives described above.

Fair value of previously held equity interest	349,139
Fair value of identifiable net assets acquired	1,845,341
Percent interest	18.92

Fair value of identifiable net assets acquired	349,139

The estimated fair value of the acquired assets and liabilities on the date was as follows:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Description
Cash and cash equivalents	111,654
Trade receivables	19,995
Other credits	8,062
Equity method investments	6,579
Property, plant and equipment	8,248
Investment property	1,784,413
Trade payables	(4,185)
Dividends payable	(21,015)
Deferred tax liabilities	(52,126)
Other liabilities	(16,284)

Consolidated net assets	1,845,341

Non-controlling interests	1,496,202

Previously held equity interest	349,139

The Company has chosen to measure the participation of Radar’s non-controlling interest according to the proportion of the non-controlling interest on the fair value of Radar’s identifiable net assets.

No goodwill was recognized upon the gain of control of Radar.

The consolidated income statement includes from the date of the acquisition revenue and net profit of R$ 37,424 and R$ 144,197, respectively, generated by Radar.

Additionally, as at September 28, 2012, to optimize the management of investments, the Company contributed to Radar their investments in agricultural land, equivalent to 23,099 hectares, with valued on that date at R$ 539,979, and increased its interest held, directly and indirectly, to 37.7%.

Had Radar been consolidated from April 1, 2012, the consolidated income statements would present pro forma net revenue of R$ 86,931 and pro forma profit of R$ 181,681 (unaudited). This information of net income was obtained by simple aggregation of the values of the acquired and acquiring companies and does not represent the actual figures consolidated for the year.

The Company holds Radar's warrants, exercisable at any time up to maturity (August 2018). These warrants allow Cosan to purchase additional shares at R$ 41.67 adjusted for inflation (IPCA), equivalent to a net equity of 20% of the total shares issued by Radar on the exercise date. Due to the business combination, this option was reclassified from assets to equity and presented under "Non-controlling interest" in equity.

(iii)	Comma Oil and Chemicals Limited (“Comma”)

On July 1, 2012, Cosan, through its subsidiary Cosan Lubes Investments Limited ("Cosan Lubes"), acquired 100% of the common shares of Comma for £ 60,000, equivalent to R$ 190,234, in cash, raised through a loan undertaken by Cosan Lubes.

Comma is located in England and operates in manufacturing and commercialization

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

of automotive chemicals, including lubricants, through specific distribution channels in the UK.

The fair value at the acquisition date of the consideration transferred totaled R$ 152,919, which consisted of the following:

Consideration transferred	190,234
Cash receivable	(37,315)

152,919

The estimated fair value of the acquired assets and liabilities on the date of Comma’s acquisition was as follows:

Description
Trade receivables	46,468
Inventories	33,672
Other credits	472
Property, plant and equipment	34,409
Intangible assets	49,493
Trade payables	(21,284)
Taxes payable	(3,900)
Other liabilities	(1,227)
Deferred tax liabilities	(17,143)

Net assets acquired	120,960

Consideration transferred,
net of cash acquired	152,919

Goodwill	31,959

The purchase price allocation was completed by the Management, which based on the fair value of assets acquired and liabilities assumed, the goodwill was allocated to Cosan other business segment. The main intangible assets allocated are those related to the trademark Comma (R$ 24,204) and customer relationships (R$ 25,289), in addition to the valuation of fixed assets (R$ 17,618). The acquisition of Comma reinforces Cosan’s strategy of entering the European Lubricants & Specialties market. The Goodwill recognized from this acquisition mainly represents access to a new market and potential increase in market share.

The consolidated income statement includes from the date of the acquisition the revenue and the net loss in the amount of R$ 180,126 and R$ 5,338, respectively generated by Comma.

Had Comma been consolidated from April 1, 2012, the consolidated income statements would present pro forma net revenue of R$ 232,634 and pro forma profit of R$ 3,242 (unaudited). This information of net income was obtained by simple aggregation of the values of the acquired and acquiring companies and does not represent the actual figures consolidated for the year.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iv)	Mime Distribuidora de Petróleo Ltda. (“Mime”)

On April 1st, 2012, Cosan, through the jointly controlled entity Raízen Combustível, acquired a 72.3% interest in Mime’s common stock, contributing net assets valued at R$ 75,547 and cash consideration of R$1,435, amounting to R$ 76,982.

Mime is located in the state of Santa Catarina, Brazil, and its main activities are the distribution and sales of fuel, as well as its convenience store business. With this acquisition, Raízen Combustíveis now operates three additional fuel distribution centers and 124 gas stations operated by Mime.

The fair value of the assets acquired and the liabilities assumed in the date of  Mime’s acquisition, were as follows:

Description
Cash and cash equivalents	246
Trade receivables	58,739
Allowance for doubtful accounts	(143)
Inventories	8,734
Recoverable taxes	849
Other credits	1,725
Property, plant and equipment	50,196
Intangible assets	80,652
Loans and borrowings	(15,264)
Trade payables	(5,594)
Related parties	(16,527)
Deferred tax liabilities	(25,275)
Other liabilities	(7,980)
Non-controlling interests	(36,109)

Net assets acquired	94,249

Consideration transferred	(76,982)

Gain on a bargain purchase	17,267

The result of this business combination was a bargain purchase of R$ 17,267 for Raízen Combustíveis, and 50% of this gain was recorded in the Company’s income statement under Other, net. This bargain purchase was recognized principally as a result of the assets that were contributed by Raízen being recognized at historical carrying values whilst the assets previously pertaining to Mime were recognized at fair value.

On November 12, 2012, Cosan, through Raízen Combustíveis, acquired an additional 3.7% interest in Mime's common stock from the non-controlling interest for R$ 15,025, paid in cash. On the date of this acquisition the equity of Mime was R$ 143,991 and the value related to the additional stake acquired was R$ 5,327 generating a loss of R$ 9,698 which was recorded in equity.

The consolidated income statement includes from the date of acquisition, revenue and net profit of R$ 1,647,329 and R$ 32,765, respectively of Mime.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(v)	Costa Rica Canavieira Ltda. (“Costa Rica”)

On June 28, 2012, through a Share Purchase and Sale Agreement, our joint venture Raízen Energia acquired all of the shares of Costa Rica for R$ 115,000, as follows: i) R$ 100,000 paid in cash and ii) Conditional payment of up to R$ 15,000 depending on the achievement of certain terms in the agreement. This acquisition was for to increasing access to sugarcane.

On July 6, 2012, the subsidiary paid the conditional tranche in the amount of R$ 8,435. Thus, at the end of the operation, the full amount paid for the acquisition of the Costa Rica totaled R$ 108,434.

According to the appraisal report, the book values of the assets at the acquisition date were as follows:

Biological assets	20,827
Land leases agreement	9,375
Agricultural contracts partially assessed (i)	19,730

Total identified net assets	49,932

Consideration transferred,
net of cash acquired	108.434

Preliminary goodwill	58,502

(i)	On September 26, 2012, Raízen Energia sold to São Martinho S.A. rights relating to agricultural contracts previously acquired through the acquisition of Costa Rica’s business combination for R$19,730.

The preliminary goodwill recognized principally relates to expected synergies to be achieved with the Company’s existing operations.

Although it has been done a preliminary allocation, the Company is currently analyzing the purchase price allocation, which is expected to be concluded by June 2013.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14.	Equity method investments

	Issued	Number of				Adjustments		Acquisitions /					Share of	Share of
	shares of the	shares / held	Percentage	March 31,	Equity	of equity		disposals /	Radar's	Capital		March 31,	profit (loss)	profit (loss)
	investe	by Cosan	of interest (%)	2012	pick-up	evaluation	Dividends	mergers	consolidation	increase	Other	2013	2012	2011

Radar Propriedades Agrícolas S.A.	21,148,989	4,001,167	18.92	283,259	67,611	-	(2,831)	-	(348,039)	-	-	-	22,514	28,658
Codexis Inc. (a)	35,965,000	5,573,000	15.50	49,866	(4,758)	4,259	-	-	-	-	4,672	54,039	(1,086)	-
Logum Logística S.A. ("Logum") (a)	430,556,443	86,111,288	20.00	25,731	(6,091)	-	-	-	-	-	-	19,640	(4,796)	-
Uniduto Logística (a)	106,973,748	49,188,382	45.98	6,959	(620)	-	-	-	-	-	3,418	9,757	-	-
Tellus Brasil Participações Ltda. (b)	12,201,794	23,572,145	51.00	7,979	7,337	93	-	-	-	23,489	930	39,828	-	-
CTC - Centro Tecnologia Canavieira S.A. (a)	73,102	634,400	11.52	4,892	-	-	-	2,552	-	15,156	(509)	22,091	-	-
Other investments	-	-	0.00	40,343	(4,619)	2,553	-	-	(14,548)	(3,108)	2,056	22,677	16,636	(3,471)

				419,029	58,860	6,905	(2,831)	2,552	(362,587)	35,537	10,567	168,032	33,268	25,187

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Information of investments:

	At March 31, 2013
	Assets	Liabilities	Equity	Income
Codexis Inc. (a)	201,310	43,347	157,962	(62,037)
Logum Logística S.A. ("Logum") (a)	1,083,020	886,615	196,405	(60,906)
Uniduto Logística (a)	30,558	24	30,534	(539)
Tellus Brasil Participações Ltda. (b)	800,479	22,459	778,020	124,079
CTC - Centro Tecnologia Canavieira S.A. (a)	216,910	56,859	160,051	(2,490)

	4,304,723	1,067,284	3,237,438	141,251

	At March 31, 2012
	Assets	Liabilities	Equity	Income

Radar Propriedades Agrícolas S.A.	1,685,618	188,392	1,497,226	162,544
Codexis Inc. (a)	247,663	60,552	187,111	(2,138)
Logum Logística S.A. ("Logum") (a)	741,782	484,471	257,311	(28,670)

	2,675,063	733,415	1,941,648	131,736

	At March 31, 2011
	Assets	Liabilities	Equity	Income

Radar Propriedades Agrícolas S.A.	1,804,609	426,355	1,378,254	151,421
Logum Logística S.A. ("Logum") (a)	101,982	8,343	93,639	(4,829)

	1,906,591	434,698	1,471,893	146,592

(a)
Shares held by Raízen Energia. The definition of significant influence in these associates was due to the Company's right to appoint key management, as well as the rights to participate in key decisions relating to relevant operational and strategic issues.

(b)	The Company is entitled to 5% of the economic benefits of this associate as established in shareholders agreement.

15.	Investment property

The balance of investment property is composed as follow:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At March 31, 2012	-

Effect of business combination ("Radar")	1,784,413
Transfer of assets between segments	468,152
Fair value of assets transferred - initial recognition	83,318
Change in fair value	138,776
Disposals	(1,221)

At March 31, 2013	2,473,438

Investment properties include agricultural land located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and jointly controlled entities. The leases agreement have an average term of 18 years for the cultivation of sugarcane and 10 years for grain.

The fair value of agricultural land was determined based on the method of direct comparison of data from the market, using transactions concerning comparable properties (property type, location, quality of the property) observed in the market (Level 2). The portfolio is valued annually by independent experts and reviewed periodically by internal professionals technically qualified to perform such appraisals.

On April 4, 2012, the Company transferred Land from Property, plant and equipment to Investment Property, in the amount of R$ 468,152, recognizing the effect of changes in the comprehensive income between the book value and the fair value of these properties in the amount of R$ 83,318, and reduced the estimate of income tax and social contribution of R$ 107,417 due to change in the applicable tax rate.

16.	Biological assets

At April 1, 2010	963,244
Change in fair value, net	381,894
Increase due to planning and growing costs	745,572
Harvested sugarcane transferred to inventories	(616,693)
Business combination	87,115
At March 31, 2011	1,561,132
Change in fair value, net	60,093
Increase due to planning and growing costs	551,974
Harvested sugarcane transferred to inventories	(401,592)
Proportional consolidation impact due to the
formation of Joint Ventures (50%) (b)	(803,584)
At March 31, 2012	968,023
Change in fair value, net	(112,511)
Increase due to planning and growing costs	474,392
Harvested sugarcane transferred to inventories (a)	(351,079)
Business combination - Costa Rica	10,414

At March 31, 2013	989,239

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	R$18,451 of this amount was allocated in sugar and ethanol inventory as of March 31, 2013;
(b)
The Company has reflected this roll-forward activity as a “net” adjustment. This net adjustment would actually represent the de-consolidation of 100% of the biological assets of subsidiaries de-recognized, and the addition of 50% of the fair value  of the biological assets of the Joint Ventures then proportionally consolidated.

Sugarcane plants

Areas cultivated represent only sugarcane, without considering the land used to grow these crops. The following assumptions were used to determine fair value using the discounted cash flow:

	2013	2012
Crop area (hectares)	391,162	382,798
Expect productivity (tons of cane per hectare)	81.09	78.20
Total amount of recoverable sugar - TRS(kg)	133.460	137.270
Price kg TRS projected average (R$/kg)	0.4728	0.4881
Average age of ratoons	3.710	3.950

Sugar production depends on the volume and sucrose content of the sugarcane grown or supplied by farmers located near the mills. The crop yield and the sucrose content in sugarcane mainly depends on weather conditions such as rainfall and temperature.

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17.	Property, plant and equipment

	At March 31, 2012	Additions	Disposals	Capitalization/ Reclassification	"Cosan Alimentos" de-consolidation	Business combination	At March 31, 2013
Cost
Land and Rural Properties	1,570,489	2,450	(135,060)	(570,474)	(8)	1,461	868,858
Buildings and Improvements	1,069,914	1,170	(13,229)	(40,001)	(61,798)	29,818	985,874
Machinery, Equipment and Facilities	5,274,545	48,357	(123,779)	850,430	(28,471)	13,316	6,034,398
Airplanes, vessels and vehicles	334,157	277	(4,810)	(51,258)	(333)	-	278,033
Rail Cars and Locomotives	391,647	41,511	-	9,102	-	-	442,260
Furniture and Fixtures and Computer Equipment	125,267	538	(8,551)	16,050	(2,658)	814	131,460
Construction in progress	675,000	790,047	(161)	(761,204)	(9,860)	2,032	695,854
Renovation and maintenance of machines and equipment	263,449	301,147	-	(276,826)	-	-	287,770
Other	157,508	5	(603)	(142,226)	-	-	14,684

	9,861,976	1,185,502	(286,193)	(966,407)	(103,128)	47,441	9,739,191

Depreciation
Buildings and Improvements	(262,910)	(32,487)	6,292	(14,476)	6,847	-	(296,734)
Machinery, Equipment and Facilities	(1,388,712)	(305,761)	58,278	(73,615)	17,816	-	(1,691,994)
Airplanes, vessels and vehicles	(138,935)	(18,753)	4,345	10,126	253	-	(142,964)
Rail Cars and Locomotives	(18,397)	(13,267)	-	-	-	-	(31,664)
Furniture and Fixtures and Computer Equipment	(81,302)	(12,349)	7,403	(76)	1,661	-	(84,663)
Renovation and maintenance of machines and equipment	-	(308,381)	-	263,449	-	-	(44,932)
Other	(104,757)	(732)	674	93,678	-	-	(11,137)

	(1,995,013)	(691,730)	76,992	279,086	26,577	-	(2,304,088)

Total	7,866,963	493,772	(209,201)	(687,321)	(76,551)	47,441	7,435,103

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

					De-consolidation
	At March 31,			Capitalization /	and JV's	Business	At March 31,
	2011	Additions	Disposals	Reclassification	formation, net (a)	combination	2012
Cost
Land and Rural Properties	1,263,240	-	(40,011)	15,965	384,561	(53,266)	1,570,489
Buildings and Improvements	1,122,256	4,764	(24,559)	89,661	(153,107)	30,899	1,069,914
Machinery, Equipment and Facilities	4,980,432	49,056	(30,209)	330,325	(69,256)	14,197	5,274,545
Airplanes, vessels and vehicles	353,945	7,885	(11,449)	10,312	(26,703)	167	334,157
Rail Cars and Locomotives	341,647	-	-	50,000	-	-	391,647
Furniture and Fixtures and Computer Equipment	137,206	520	(21,012)	16,114	(8,869)	1,308	125,267
Construction in progress	1,367,712	980,855	(6,022)	(782,761)	(888,103)	3,319	675,000
Renovation and maintenance of machines and equipment	1,043,342	362,511	(747,891)	-	(394,513)	-	263,449
Other	4,782	13,077	(17,715)	796	156,568	-	157,508

	10,614,562	1,418,668	(898,868)	(269,588)	(999,422)	(3,376)	9,861,976

Depreciation
Buildings and Improvements	(287,620)	(43,716)	11,539	-	59,344	(2,457)	(262,910)
Machinery, Equipment and Facilities	(1,472,512)	(288,990)	19,506	14,968	346,824	(8,508)	(1,388,712)
Airplanes, vessels and vehicles	(165,341)	(26,506)	5,610	-	47,416	(114)	(138,935)
Rail Cars and Locomotives	(6,128)	(12,269)	-	-	-	-	(18,397)
Furniture and Fixtures and Computer Equipment	(87,460)	(11,297)	18,750	-	(559)	(736)	(81,302)
Renovation and maintenance of machines and equipment	(611,859)	(303,082)	747,891	-	167,050	-	-
Other	(3,118)	(6,942)	9,297	-	(103,994)	-	(104,757)

	(2,634,038)	(692,802)	812,593	14,968	516,081	(11,815)	(1,995,013)

Total	7,980,524	725,866	(86,275)	(254,620)	(483,341)	(15,191)	7,866,963

(a)
The Company has reflected this roll-forward activity as a “net” adjustment. This net adjustment would actually represent the de-consolidation of 100% of the property, plant and equipment of subsidiaries de-recognized, and the addition of 50% of the property, plant and equipment of the JVs then proportionally consolidated.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing cost

During the period ended March 31, 2013, the borrowing costs capitalized amounted to R$ 38,129 (R$ 71,661 during the year ended March 31, 2012). The weighted average interest rate, used for the capitalization of interest on the balance of construction in progress, was 6.26% per year through March 31, 2013 (8.60% per year during the year ended March 31, 2012).

18.	Intangible assets

					"Cosan
	At March 31,			Capitalization /	Alimentos" de-	Business	At March 31,
	2012	Additions	Disposals	Reclassification	consolidation	combination	2013
Cost
Software licenses	106,970	8,601	(1,832)	4,715	(128)	98,708	217,034
Trademarks	608,411	-	(2,412)	(1,770)	(83,585)	26,616	547,260
Goodwill	2,932,254	-	-	1,580	-	110,555	3,044,389
Operation Licenses	282,734	-	-	-	-	-	282,734
Concession right	-	237,316	(9,117)	-	-	7,513,941	7,742,140
Customer agreements and related
customer relationships	602,646	92,829	(434)	60,230	-	419,786	1,175,057
Leases	79,919	-	(9,866)	1,769	-	9,866	81,688
Distribution rights	451,371	179,440	-	35,487	-	1,598	667,896
Improvements in public concessions	236,397	-	-	105,152	-	-	341,549
Other	122,072	-	(8)	(69,930)	-	-	52,134

	5,422,774	518,186	(23,669)	137,233	(83,713)	8,181,070	14,151,881

Amortization:
Software licenses	(85,056)	(24,688)	1,785	3	116	-	(107,840)
Trademarks	(110,431)	(70,934)	-	1,770	-	-	(179,595)
Operation Licenses	-	(11,740)	-	-	-	-	(11,740)
Concession right	-	(135,053)	8,006	-	-	-	(127,047)
Customer agreements and related
customer relationships	(66,146)	(118,070)	436	(76,155)	-	-	(259,935)
Leases	(12,652)	(3,496)	-	14,288	-	-	(1,860)
Distribution rights	(133,655)	(94,218)	-	(17,835)	-	-	(245,708)
Improvements in public concessions	(14,968)	(16,420)	-	(25)	-	-	(31,413)
Other	(67,611)	(7,855)	-	50,561	-	-	(24,905)

	(490,519)	(482,474)	10,227	(27,393)	116	-	(990,043)

Total	4,932,255	35,712	(13,442)	109,840	(83,597)	8,181,070	13,161,838

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

					De-consolidation
	At March 31,			Capitalization /	and JV's	Business	At March 31,
	2011	Additions	Disposals	Reclassification	formation, net (a)	combination	2012
Cost
Software licenses	98,063	849	(20)	14,954	(6,992)	116	106,970
Trademarks	429,671	-	(11,286)	-	190,026	-	608,411
Goodwill	2,697,221	-	(637,534)	-	836,601	35,966	2,932,254
Operation Licenses and
Customer relationships	583,420	23,437	-	8,857	269,666	-	885,380
Leases	155,505	-	(232)	-	(75,354)	-	79,919
Distribution rights	170,291	129,340	-	9,381	142,359	-	451,371
Improvements in public concessions	-	-	-	236,397	-	-	236,397
Other	43,263	12,249	(8,649)	-	75,209	-	122,072

	4,177,434	165,875	(657,721)	269,589	1,431,515	36,082	5,422,774

Amortization:
Software licenses	(66,111)	(8,508)	20	-	(10,357)	(100)	(85,056)
Trademarks	(98,710)	(44,579)	-	-	32,858	-	(110,431)
Operation Licenses and
Customer relationships	(41,038)	(46,904)	-	-	21,796	-	(66,146)
Leases	(15,118)	(3,792)	232	-	6,026	-	(12,652)
Distribution rights	(62,387)	(36,627)	-	-	(34,641)	-	(133,655)
Improvements in public concessions	-	-	-	(14,968)	-	-	(14,968)
Other	(4,495)	(13,945)	(222)	-	(48,949)	-	(67,611)

	(287,859)	(154,355)	30	(14,968)	(33,267)	(100)	(490,519)

Total	3,889,575	11,520	(657,691)	254,621	1,398,248	35,982	4,932,255

(a)
The Company has reflected this roll-forward activity as a “net” adjustment. This net adjustment would actually represent the de-consolidation of 100% of intangible assets of subsidiaries de-recognized, and the addition of 50% of the fair value of the intangible assets of the JV’s then proportionally consolidated.

	Annual rate of
Intangible assets (excluding goodwill)	amortization - %	2013	2012
Software licenses	20.00	21,502	21,915
Trademarks (a)	20.00	212,203	260,313
Trademark Mobil (b)	10.00	131,258	154,082
Trademark União (c)	2.00	-	83,585
Customer agreements (d)	3.00	506,917	535,405
Operating licenses and customer agreements (e)	4.00	270,995	283,829
Favorable operating leases (f)	6.00	79,364	67,267
Distribution rights (g)	Over the life of the agreement	422,188	317,716
Improvements in public concessions (h)	Over the life of the agreement	305,251	221,428
Concession contract - COMGÁS (i)	Remaining concession period	8,071,839	-
Other		95,931	54,460

Total		10,117,448	2,000,000

(a)	Refers to the right to use the trademark for fuel distribution through its joint venture Raízen Combustíveis;
(b)	Refers to the right to use the trademark of Mobil Lubricants;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Refers to the right to use the trademark for União sugar arising from the business combination. Reclassified to assets held for sale;
(d)	Refers to the relationships between Raízen Combustíveis and the gas stations that maintain its flags and the distribution contracts acquired through the business combination;
(e)	Refers to the Licenses to carry out port operations and the customer relationships held by Rumo, from business combinations;
(f)	Intangible assets related to agreements for existing land leases from business combinations;
(g)	Intangible assets related to customer agreements with preferred providers of products and trademarks;
(h)	Refers to Rumo’s transportation contract with América Latina Logística which provides for the right to charge for railroad transportation in exchange for investments in track upgrade;
(i)
Refers to the public concession contract of gas distribution, which represents the right to charge users for gas supply. The amortization term is 37 years (the remaining concession period, plus extension).

Impairment testing for cash-generating units containing goodwill

The Company annually tests the recoverable amounts of intangible assets with indefinite useful lives, composed primarily of goodwill for expected future earnings arising from business combinations and the formation of Joint Ventures.

Property, plant and equipment and intangible assets subject to depreciation and amortization are tested for impairment whenever there are indicators that the carrying amount may not be recoverable. No impairment indicators were identified for the fiscal year ended March 31, 2013.

Goodwill acquired through business combinations and arising from the formation of the Joint Venture is allocated to four cash generating units, which are also reportable operating segments, as shown below:

Carrying amount of goodwill	2013	2012
Cash-generating unit Raízen Energia S.A.	1,449,095	1,405,407
Cash-generating unit Raízen Combustíveis S.A.	889,479	855,907
Cash-generating unit Rumo	100,451	98,972
Cash-generating unit Cosan - Other Business	605,365	571,969

Total goodwill	3,044,390	2,932,255

Recoverable amount is determined by value in use calculations, using discounted cash flows determined by management and based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows are estimated for a horizon of 5 to 10 years and carried into perpetuity assuming a real growth rate of zero. Management considers appropriate to use longer than five years in the preparation of the discounted cash flows as it reflects the estimated time for use of the asset groups and businesses.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The main assumptions used were: (i) Raizen Energia: expected sales price of commodities over a long-term horizon, productivity of agricultural and biological assets, Total Recoverable Sugar performance, loading, cutting and transportation costs, product acquisition costs, agricultural cultivation, among others, (ii) Raizen Combustíveis: expected growth in operations based on Gross Domestic Product and automotive fleet growth projections and other macroeconomic aspects, (iii) Rumo: expectations of the Brazilian sugar production market, mainly exportable volumes; storage capacity; costs related to shipping services and port operations (stevedoring, charges and regulatory fees), (iv) Cosan other business: mainly on expected growth in operations based on Gross Domestic Product segmented and other macroeconomic aspects, as well as expected sales price of commodities.

Future cash flows were discounted at rates between 7.5% and 11.5% (weighted average cost of capital) that reflect specific risks relating to the relevant assets in each cash-generating unit.

As a result of the impairment tests performed in the period, no expense for impairment of assets or goodwill was recognized. The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by current market, technological and economic conditions. These test can not determine future impairment losses and/or whether they would be material.

19.	Loans and borrowings

	Financial charges(b)
		Nominal			Maturity
Description(a)	Index	interest rate	2013	2012	date
Senior Notes Due 2014	Dollar (USD)	9.50	356,600	322,654	Aug-14
Senior Notes Due 2017	Dollar (USD)	7.00	407,381	368,601	Feb-17
Senior Notes Due 2018	Pre-fixed	9.50	852,705	-	Mar-18
Senior Notes Due 2023	Dollar (USD)	5.00	1,009,277	-	Mar-23
BNDES	URTJLP	7.64	724,613	683,586	Oct-25
BNDES	Pre-fixed	4.50	192,460	185,568	Jul-20
BNDES	UMBND	6.50	16,621	18,365	Jul-19
BNDES	Dollar (USD)	6.86	-	11	Nov-12
BNDES	TJLP	7.98	709,425	-	Jun-17
BNDES	Selic	1.80	310,358	-	Oct-20
BNDES	TJ462	7.80	77,477	-	Oct-20
ACC	Dollar (USD)	1.90	25,533	138,369	Jun-13
Perpetual notes	Dollar (USD)	8.25	1,025,671	930,094	Nov-15
Resolution 2471 (PESA)	IGP-M	9.77	348,047	316,108	Apr-23
Resolution 2471 (PESA)	Pre-fixed	3.00	50	53	Oct-25
Rural credit	Pre-fixed	5.50	20,833	20,460	Nov-13

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Financial charges (b)
		Nominal			Maturity
Description (a)	Index	interest rate	2013	2012	date
Working capital	Dollar (USD) + Libor	1.78	659,598	410,002	Sep-16
Working capital	IGP-M	20.52	-	88	Dec-12
Working capital	Pre-fixed	14.00	3,927	5,332	Mar-15
Working capital	Dollar (USD) + Libor	4.46	-	185,312	Sep-16
Pre-payments	Dollar (USD) + Libor	4.18	459,145	507,454	Feb-16
Credit notes	CDI	7.39	528,986	341,226	Feb-14
Credit notes	Dollar (USD)	3.07	-	52,891	Oct-12
FINAME	Pre-fixed	4.59	372,559	397,515	Sep-22
FINAME	URTJLP	7.17	410,442	337,091	Nov-22
FINAME	UMBND	8.36	-	16	Oct-12
Leasing	Pre-fixed	15.02	107	-	Jun-14
Leasing	100.00% CDI	-	2,020	-	Oct-14
Foreign loans	GBP + Libor Semiannual	4.32	167,021	-	Jun-17
Loan EIB	Dollar (USD) + Libor	2.26	528,902	-	Sep-21
Resolution 4131	Dollar (USD) + Libor	3.00	549,106	-	Feb-18
Debentures	CDI	8.62	1,417,149	-	Oct-20
Non-convertible debentures	CDI	1.50	70,321	-	Aug-14
FINEP	Pre-fixed	5.00	89,889	-	Jan-21
Promissory note	103.00 % CDI	-	402,104	-	Nov-13
Credit assignment	CDI	1.38	60,886	-	May-13
Other	Several	Several	85,556	-	Several
Expenditure on issue of debt			(66,039)	(21,407)
			11,818,727	5,199,389

Current			2,153,572	540,237
Non-current			9,665,155	4,659,152

(a)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled entities and controlling shareholders, besides other guarantees, such as: (i) credit rights originating from energy contracts (BNDES), (ii) CTN and land mortgages (PESA), and (iii) underlying assets (Property, plant and equipment and Intangible assets) being financed (FINAME);

(b)	Financial charges as at March 31, 2013, except where otherwise indicated.

Our non-current borrowings, are scheduled to fall due within the following periods as of the balance sheet date:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013	2012
13 to 24 months	1,134,074	747,146
25 to 36 months	2,213,311	1,085,917
37 to 48 months	1,020,983	1,295,155
49 to 60 months	1,552,936	591,534
61 to 72 months	531,527	179,137
73 to 84 months	899,563	300,921
85 to 96 months	1,056,083	220,893
Thereafter	1,256,678	238,449

	9,665,155	4,659,152

Senior Notes Due in 2014

On August 4, 2009, were issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” amounting to US$ 350,000 thousands, which accrued interest of 9.5% per year, payable semiannually in February and August of each year, beginning in February 2010.

Senior Notes Due in 2017

On January 26, 2007, were issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” amounting to US$ 400,000 thousands, which accrued interest of 7% per annum, payable semiannually in February and August of each year.

Senior Notes Due in 2018

On March, 2013, were issued Senior Notes in the international market in accordance with “Regulation S” and “Rule 144A” in the amount of R$ 850,000 thousands, which are subject to interest of 9.5% per year, payable semiannually in September and March each year.

Senior Notes Due in 2023

On March 14, 2013, were issued Senior Notes in the international market in accordance with the “Regulation S” and “Rule 144A” in the amount of US$ 500,000 thousands, which are subject to interest at 5% per annum, payable semiannually in September and March of each year.

BNDES

Refers to the financing of cogeneration projects, greenfield projects (sugar and ethanol mills), the expansion of the logistics segment and gas distribution.

Advances on Foreign Exchange Contracts (“ACC”), Pre payments and Credit Notes

ACC contracts, pre payments and credit notes have been signed with several financial institutions and will be cleared through exports made from 2012 to 2014. These transactions are subject to interest rates payable semiannually and on maturity.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Perpetual notes

On November 5, 2010 and July 13, 2011 the subsidiary Cosan Overseas Limited issued the total amount of US$500,000 of perpetual notes in the foreign market, in accordance with “Regulation S”, with interest at a rate of 8.25% per year, payable quarterly.

PESA - Resolution 2471- Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos)

From 1998 to 2000, the Company and current the jointly-controlled Raízen Energia renegotiated their debts related to financing for agricultural costs with several financial institutions, reducing them to annual interest rates below 10%, ensuring the repayment of the debt principal through the assignment and transfer of Treasury Certificates, redeemable when the debt is cleared, using the incentives promoted by Central Bank resolution No. 2471 of February 26, 1998. That debt has been self-cleared by CTN (Note 11).

Bank debt – working capital

At December 13, 2012, a bank debt of US$ 450,000 thousands was issued in favor of the jointly-controlled subsidiary Raízen Energia, maturing in three years, its interest is payable quarterly and is subject to LIBOR + interest of 1.5% per annum.

On October 4, 2011, was issued to the Company a bank debt in the amount of USD 100.000 thousands due within 5 (five) years with a prepayment clause and annual cost of LIBOR + 4.58% per year, resources that were used to repurchase the Company's shares.

FINAME

Refers to funding related to FINAME - Machinery and Equipment Financing, mediated by various financial institutions, and intended for investment in property, plant and equipment and intangible assets. These loans are subject to interest payable monthly and are secured by liens on the assets financed.

Foreign loans

On June 29, 2012 the subsidiary Cosan Lubs Investments Limited,  obtained a loan of £ 54,000 in order to acquire control of Comma Oil and Chemicals Limited, which occurred in July 2012.

EIB

Refers to loans from the European Investment Bank in U.S.Dollars plus interest based on the LIBOR rate, maturing until 2021. These loans are fully covered by derivative instruments that exchange the original indexers for the CDI rate in Brazilian Reais. They correspond to the funds raised used to expand and support the natural gas distribution.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Resolution 4131

Refers to funds raised abroad with several financial institutions, maturing until 2017, aiming to finance the cash flow of subsidiary COMGÁS.

Debentures

On October 22, 2012, the Company issued two series of debentures, of which the first series in the amount of R$ 1,900,000 and the second series in the amount of R$ 1,400,000. The first series were settled on March 2013 and the second series will have a term of eight years from the date of issuance, maturing in 01 October 2020, except in case of mandatory early redemption and / or prepayment of the debentures, pursuant to the Indenture. The yield of the debentures include compensatory interest, from the settlement date, corresponding to 123% of the accumulated variation of the average daily DI.

Non convertible debentures

On August 5, 2008, the subsidiary COMGÁS concluded the issue of a simple debenture, indivisible and not convertible into shares, at par value of R$100,000.

On August 2012 the first repayment of the principal (33.33%) was made. The remaining amortization of the principal will occur in August 2013 and 2014 with payments of 33.33% and 33.34%, respectively. Interest payments will be made annually without renegotiation. In August 2012 the fourth interest payment of R$11,840 was made.

FINEP

In November 2012, was issued to the subsidiary Cosan Biomassa obtained a bank loan of R$ 89,694, maturing in January 2021. The same agreement provides for 3 more installments of funding, totaling R$ 254,890, with pre fixed interest of 5% per year. These funds will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Promissory notes

On March 15, 2012, the subsidiary COMGÁS concluded the issue of 150 Promissory Notes at a par value of R$ 1,000, totaling R$ 150,000. On March 2013, COMGÁS repaid the principal and interests incurred.

On March 1, 2013, the subsidiary COMGÁS concluded the issue of 400 Promissory Notes at a par value of R$ 1,000, totaling R$ 400,000 with a maturity period of 270 days.

The amortization of the principal and interest will occur in the maturity of the promissory in notes.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Covenants

The Company, its subsidiaries and jointly-controlled entities are subject to certain restrictive financial covenants set forth in existing loans and financing agreements based on certain financial and non-financial indicators. As at March 31, 2013, Cosan, its subsidiaries and jointly-controlled entities were in compliance with all debt covenants.

The measurements are required on an annual basis, at the closing of the year (March 31, 2013).

The carrying amounts and fair value of the loans and borrowings are as follows:

	Carrying amount		Fair value
	2013	2012	2013	2012
Senior / perpetual notes	3,651,634	1,621,349	3,873,074	1,741,841
Loans and borrowings	8,167,093	3,578,040	8,190,942	3,578,040

Total	11,818,727	5,199,389	12,064,016	5,319,881

The carrying amounts of the group’s loans and borrowings are denominated in the following currencies:

	2013	2012
Brazilian Real	6,562,260	2,291,573
UK pound	167,021	-
US Dollar	5,089,447	2,907,816

Total	11,818,727	5,199,389

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20.	Income tax and other taxes payable

	2013	2012

Income tax payable	37,984	11,973

	37,984	11,973

Other taxes
ICMS - State VAT	100,756	66,601
IPI	876	4,631
INSS	16,508	13,029
PIS	6,476	5,003
COFINS	28,196	21,294
IOF	2,001	-
Recovery program - REFIS	1,009,723	1,287,941
Other	13,839	33,871

	1,178,375	1,432,370

	1,216,359	1,444,343

Current	246,049	241,719
Non-current	970,310	1,202,624

Tax recovery program - Law no 11.941/09 and Provisional Measure no 470/09 (REFIS IV)

On May 27 and October 13, 2009, Law no. 11.941 and MP no. 470 was approved by the Brazilian government, creating a tax amnesty and refinancing program, permitting the taxpayer to settle its federal tax debts under previous refinancing programs, and other federal taxes subject to court disputes, with discounts on penalties and interest, and pay the balance in installments.

On June 29, 2011 the subsidiary Cosan Lubrificantes e Especialides S.A., a successor entity of Esso Brasileira de Petróleio Ltda. ("Essobrás"), joined the tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. ("ExxonMobil"), the entity that is legally responsible for the tax contingencies existing up to the date of acquisition of Essobrás by the Company (Note 11).

The maturities of long-term taxes payable are as follows:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013	2012
13 to 24 months	64,178	99,083
25 to 36 months	63,708	97,707
37 to 48 months	63,274	97,254
49 to 60 months	62,633	96,909
61 to 72 months	61,469	96,270
73 to 84 months	61,469	95,229
85 to 96 months	61,470	95,229
Thereafter	532,109	524,943

	970,310	1,202,624

21.	Income tax and social contribution

Cosan Limited is incorporated in Bermuda, which has no income taxes. The following relates to the Brazilian income taxes of Cosan S.A., its subsidiaries and jointly controlled entities:

(a)	Reconciliation of income and social contribution tax expenses

		2012
	2013	(Restated)	2011
Profit before tax	959,992	3,244,456	1,182,165
Income tax and social contribution at
nominal rate (34%)	(326,397)	(1,103,115)	(401,936)

Adjustments to determine the effective rate
Tax effect of legal merger of JV entities	120,554	-	-
Equity pick-up	20,012	11,311	8,563
Permanent differences (donations, gifts, etc.)	(7,543)	(12,341)	(9,131)
Stock options	(4,521)	(3,672)	-
Interest on capital	10,981	-	-
Tax loss	(59,798)	12,505	-
Non-taxable income (loss) from overseas
companies	(33,014)	(136,397)	(3,056)
Exchange variation on the subsidiary´s equity	44,584	86,342	-
Different tax regime for entities taxed
on presumed profits (Note 3.16)	40,841	-	-
Exchange variations on the paid up capital	38,832	48,708	-
Other	14,258	(19,713)	(8,948)

Income tax and social contribution
expense (current and deferred)	(141,211)	(1,116,372)	(414,508)

Effective rate - %	14.71	34.41	35.06

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Deferred income tax on assets and liabilities

				2013	2012
	Basis	IRPJ	CSLL	Total	Total
Tax losses
Tax losses	1,904,323	476,081	-	476,081	551,326
Tax losses of social contribution	1,955,384	-	175,985	175,985	197,863

Temporary differences
Foreign currency receivables and payables	164,348	41,093	14,793	55,886	(37,387)
Amortized goodwill	1,762,308	440,576	158,608	599,184	(230,523)
Provision for judicial demands	690,186	172,547	62,117	234,664	247,359
Allowance for doubtful accounts	342,849	85,712	30,856	116,568	96,757
Profit sharing	306,335	76,584	27,570	104,154	23,565
Unrealized profits	(127,940)	(31,985)	(11,515)	(43,500)	(2,340)
Other temporary differences	269,778	67,445	24,280	91,725	133,625
Effects of the Joint Venture	(3,657,582)	(914,396)	(329,182)	(1,243,578)	(1,272,118)
Investment property	(2,478,117)	(49,562)	(26,764)	(76,326)	(124,515)
Business combination - Property, plant and equipment	(2,589,876)	(647,469)	(233,089)	(880,558)	(988,055)
Business combination - Intangible assets	(4,806,829)	(1,201,707)	(432,615)	(1,634,322)	(297,463)
Business combination - Other	(79,014)	(19,754)	(7,111)	(26,865)	(10,672)
IFRS adjustments	(520,815)	(130,204)	(46,873)	(177,077)	(187,828)

Total		(1,635,039)	(592,940)	(2,227,979)	(1,900,406)

Deferred income tax - asset				388,732	543,024
Deferred income tax - liabilities				(2,616,711)	(2,443,430)

Total of deferred taxes				(2,227,979)	(1,900,406)

In assessing the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. There is no expiration term for the net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Cosan S.A. will realize the benefits of these deductible differences at March  31, 2013, as well as the net operating loss carry forwards. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Income tax losses carry forward and social contribution tax losses may be offset against a maximum of 30% of annual taxable income earned, with no statutory limitation period.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Recovery of income tax and social contribution

In assessing the recoverability of deferred tax assets, management considers the projected future taxable income and the movement of temporary differences. When it is more likely that a part or all of the taxes will not be recovered is made a provision for the non-recovery. There is no expiration date for the use of tax losses and negative basis, but the use of these accumulated losses from previous years is limited to 30% of annual taxable income.

On March 31, 2013, the Company has the following expected realization of deferred taxes on tax losses and negative social contribution basis:

2013
No later than 1 year	76,348
Later than 1 year and no later than 5 years	273,319
Later than 5 years	302,399

652,066

(d)	Changes in deferred income taxes, net

The changes in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances, are as follows:

	2013	2012
Deferred tax at beginning of the year	(1,900,406)	(795,632)
Income	32,873	(982,458)
Other comprehensive imcome	103,211	(68,887)
Tax effect of unrealized gain on investment in JV	120,554	75,846
Disposal of tax losses	(12,430)	140,049
Business combination	(499,287)	(22,546)
Effect of the formation of Joint Ventures	-	(232,091)
Gain on disposal of discontinued operation	(73,738)	(12,956)
Other	1,244	(1,731)

Deferred tax at end of the year	(2,227,979)	(1,900,406)

In assessing the recoverability of deferred income tax assets, management considers annually the projections of future taxable income and temporary differences. This analysis is performed more frequently if the facts and circumstances indicate that the recovery of assets is at risk.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22.	Provision for judicial demands

	2013	2012
Tax	651,996	620,835
Civil and environmental	242,606	168,952
Labor	250,746	261,890

	1,145,348	1,051,677

Judicial deposits as at March 31, 2013 and March 31, 2012 are presented as follow:

	2013	2012
Tax	434,922	411,619
Civil and environmental	63,217	65,142
Labor	46,756	32,474

	544,895	509,235

Changes in provision for judicial demands:

	Tax	Civil	Labor	Total

At March 31, 2012	620,835	168,952	261,890	1,051,677

Provision	31,123	70,097	110,922	212,142
Write-offs	(29,540)	(57,475)	(138,558)	(225,573)
Business combination	3,815	40,776	11,400	55,991
Monetary variation	25,763	20,256	5,092	51,111

At March 31, 2013	651,996	242,606	250,746	1,145,348

Judicial claims deemed to be probable losses - accrued

(a)	Tax

The major taxation-related legal proceeding as at March 31, 2013 and March 31, 2012 are described as follow:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Description	2013	2012
Compensation with FINSOCIAL (ii)	203,334	195,421
ICMS credits (iv)	113,165	97,552
CIDE (iii)	93,841	93,841
IPC - 89 (i)	83,536	82,173
INSS (v)	66,379	53,167
PIS and COFINS	17,860	17,445
IPI	10,764	15,970
IRPJ and CSLL	2,194	2,110
Other	60,923	63,156

Total	651,996	620,835

(i)
In 1993, Cosan Lubrificantes e Especialidades ("Cosan CLE") filed a suit to challenge the balance sheet restatement index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better measured the inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments for both taxes in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the offset taxes whose values had been updated accrued. No judicial deposits were made for these processes.

(ii)
During the period from October 2003 to November 2006 the subsidiary Cosan CL offset FINSOCIAL against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made for these processes.

(iii)
Prior to the formation of the Joint Venture, Raízen Combustíveis, formerly Shell Brasil Ltda, recorded CIDE on services provided from operations. This contingency will be reimbursed by Shell if any payment is required, and an equivalent amount is recorded as related parties. There are judicial deposits related to these processes, amounting to R$ 170,835.

(iv)
The provision for ICMS credits is made up of: (a) the tax assessment received, in which, despite the defense filed at the administrative and judicial levels, the legal counsel of the Company understand it is more likely than not that a loss will occur, (b) the recovery of credits and financial charges relating to issues on which the Company's management has a differing view from the tax authorities. There are judicial deposits related to these processes, amounting to R$ 8,392.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(v)
Contingencies related to INSS essentially involve: (i) The question of the legality and constitutionality of Instruction MPS / SRP No. 03 of 2005, which restricted the constitutional immunity of contributions on revenue from export exclusively to direct sales, going to tax exports made through commercial exporters or trading companies. (ii) Requirement of contribution under SENAR operations of direct and indirect export, in which the IRS understands that there is no constitutional right to immunity and (iii) Requirement of gathering pension contribution on resale of goods in the domestic market and to third parties, which do not enter on count of the calculation basis of social contribution, which focuses only on gross revenue arising from the establishment and effective production of goods not acquired.

(b)	Civil and environmental

The Company, its subsidiaries and jointly-controlled entities are parties to a number of civil claims related to (i) indemnity for physical and moral damages, (ii) public civil claims related to sugarcane stubble burning, and (iii) environmental matters.

The Company, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift premiums and risk premiums, employment inclusion, and the reimbursement of discounts from payroll such as social contributions and trade union charges, among others.

Judicial claims deemed as possible losses, and therefore accrued

(a)	Tax claims

The main tax claims for which an unfavorable outcome is deemed possible and for which, therefore, no provision for legal claims was recorded in the financial statements, are as follow:

Description	2013	2012
Withholding income taxes (i)	212,074	204,249
ICMS - State VAT (ii)	1,918,247	1,705,220
IPI credit - NT (iii)	383,280	378,735
Income taxes (vii)	553,828	532,131
Compensation with IPI - IN 67/98 (iv)	197,786	188,479
INSS - social security and other (v)	491,794	83,875
PIS and COFINS (vi)	821,361	529,257
Other	549,927	493,471

Total	5,128,297	4,115,417

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Tax assessment - withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary.

(ii)	ICMS – State VAT

Refers mainly to (i) Tax Assessment filed for alleged lack of payment of ICMS and non-compliance with accessory obligations, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007, and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, this product is classified as a semi-finished product and, in accordance with the ICMS regulations, would be subject to taxation, (iii) ICMS levied on possible differences in terms of sugar and alcohol inventory, arising from digital tax files and Inventory Registry Books, (iv) ICMS on rate differences due to ethanol sales to companies located in other states, which, thereafter, had their registrations revoked, and (v) disallowance of tax credits resulting from the acquisition of diesel used in the production process.

(iii)	IPI – Federal VAT

SRF Normative Instruction no 67/98 approved the procedures adopted by the industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997. This rule was considered in the proceedings filed by the Federal Revenue Secretariat against the Company, for which an unfavorable outcome is deemed possible, following the advice of the Company's legal counsel.

(iv)	Offsettings against IPI credits – IN 67/98

SRF Normative Instruction no. 67/98 allowed the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF no. 210/02, the Company filed a writ of mandamus and applied for a preliminary seeking to stay the enforceability of offset taxes, in an attempt to prevent the tax authorities from pursuing the relevant tax debts in court. The preliminary injunction was granted by the court.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(v)	INSS

Refers mainly to tax assessments received and defended by the legal counsel, concerning social security contribution on: (i) stock option plans, (ii) export sales, and (iii) the resale of materials for companies under common control and suppliers.

(vi)	PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level.

(vii)	Income taxes – Assessment notice

In December 2011, the Company received notices of violations amounting to R$ 400,318, drawn up by the tax authorities in relation to the income tax and social calendar years 2006 to 2009, questioning: (i) the deductibility of expenses for the amortization of certain goodwill, (ii) the offsetting of tax losses and negative social contribution calculations, and (iii) tax on revaluation differences of the property included in fixed assets. The Company filed its defense in January 2012 and, together with its legal advisors, and has classified the risk as possible, with a loss amount of R$ 204,221. The remaining R$ 327,710 refers to various other claims in connection with income taxes and social contributions in several legal entities pertaining the subsidiaries and jointly controlled entities.

(b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	2013	2012
Civil	1,216,704	869,954
Labor	575,155	1,200,573

	1,791,859	2,070,527

Receivables from legal proceedings

The Company recognized a gain of R$ 318,358 in 2007, corresponding to a lawsuit filed against the Federal Government, claiming indemnification due to the prices of their products, at the time when the industry was subject to government control, were imposed in an inconsistent manner with the reality of the sector created by the government control itself, whose judgment became final in favor of the Company. Such gain was recognized as income for that year, and the receivable classified as Other non-current assets.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At March 31, 2013, the asset recorded regarding the indemnity lawsuit and corresponding provision for attorney fees totaled R$ 366,845 and R$ 44,021 (R$ 357,967 and R$ 42,956 as at 2012), the lines "other assets" and "other liabilities" respectively. We consider the receipt of these amounts as virtually certain, as the Federal Government cannot appeal against the judgment.

The Company is part in other claims for the same nature filed against the Union, which are not recognized as they represent contingent assets.

23.	Equity

(a)	Share capital

As of March 31, 2013 Cosan Limited’s share capital consists of:

	Class A and /		Class B1
Shareholders	or BDRs	%	shares	%
Queluz Holding Limited	6,358,175	3.65	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Alcool	-	-	30,010,278	31.15
Gávea funds	30,657,762	17.58	-	-
Other	137,339,404	78.77	-	-

Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares entitle holders to 10 votes per share and Class A shares are entitled to one vote per share.

(b)	Repurchase shares

On September 16, 2011, the Board of Directors approved a stock repurchase plan for the purpose of maintenance in treasury, cancellation or disposal. The repurchase of shares is due to 365 days and the maximum amount of repurchase is US$100 million.

During the year ended March 31, 2013, the Company acquired 690,000 shares for R$ 17,419, including expenses of repurchases share under the stock option plan approved at the Board of Directors as at September 16, 2011.

The average value acquired during the period was R$ 25.24, and the maximum and minimum value were R$ 25.60 and R$ 24.56 per share, respectively. Rising to 5,996,502 treasury shares (5,306,502 shares as at March 31,2012) for which the market price as at March 31, 2013 was R$ 19.50 (R$ 27.06 as at March 31, 2012).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Other comprehensive income

	March 31,	Comprehensive	March 31,	Comprehensive	March 31,
	2011	income	2012	income	2013
Foreign currency translation differences	(203,454)	20,724	(182,730)	2,585	(180,145)
Gain (loss) on cash flow hedge	(143,297)	157,412	14,115	35,695	49,810
Revaluation of investment property reclassified from property, plant and equipment	-	-	-	190,735	190,735
Defined benefit plan actuarial losses	22,570	(23,689)	(1,119)	(34,487)	(35,606)
Changes in value of available for sale financial assets from securities	-	-	-	7,131	7,131

Total	(324,181)	154,447	(169,734)	201,659	31,925

Attributable to
Owners of the company	(275,619)	99,119	(176,500)	117,594	(58,906)
Non-controlling interests	(48,562)	55,328	6,766	84,065	90,831

24.	Commitments

(a)	Sales

Raízen Energia is the parent company of entities operating in the business of sugar, ethanol and power cogeneration. Sales contracts are managed on a consolidated basis, associated with the business and not tied to a specific entity. Thus, the Company together with its entities and Cosan account for total sales commitments.
Sales in the commodity market are substantially made at the date of the sale price. However, the Company together with its subsidiaries and Cosan have several agreements in the sugar and ethanol market, by which it agrees to sell volumes of these products in future harvests.

The commitments for the sale of sugar, in tons, as at March 31, 2013 and 2012 are as follows:

	2013 (i)	2012 (i)
2013	-	2,518,640
2014	2,947,595	1,714,101
2015	514,000	-
2016	514,000	-

Total	3,975,595	4,232,741

(i)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The commitments for sales of ethanol, in cubic meters, in March 31, 2013 and 2012 are as follows:

	2013 (i)	2012 (i)
2013	-	454,837
2014	808,850	145,871
2015	175,000	-

Total	983,850	600,708

(i)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

The commitments for sales electric energy and steam, in MWh and tonne, respectively, on March 31, 2013 and 2012 are as follows:

	Electric power		Steam
	2013 (i)	2012 (i)	2013 (i)	2012 (i)
2013	-	1,978,555	-	170,000
2014	1,944,924	1,980,554	170,000	170,000
2015	1,677,904	1,993,054	-	-
2016	1,669,144	1,984,294	-	-
2017	1,669,144	1,984,294	-	-
After 2017	13,243,863	15,250,163	-	-

Total	20,204,979	25,170,914	170,000	340,000

(i)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

(b)	Purchases

Raízen Energia has several commitments for the purchase of sugarcane from third parties in order to secure part of its production in subsequent years. The amount of sugarcane to be acquired has been calculated based on an estimate of the quantity to be ground by area. The amount to be paid by the jointly-controlled entities is determined at the end of each harvest, according to prices published by CONSECANA.

Purchase commitments by harvest, in thousands of tons as at March 31, 2013 and 2012 are as follows:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013 (i)	2012 (i)
2013	-	24,746,804
2014	26,410,050	22,096,456
2015	24,205,206	19,623,954
2016	20,982,447	16,462,984
After 2016	123,972,354	113,137,913

Total	195,570,057	196,068,111

(i)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

The jointly-controlled entity Raízen Energia has contracts to purchase industrial equipment intended for maintenance and expansion of the mills, as well as to meet the demand of the electric energy co-generation project, in the total amount of R$ 386,566 as at March 31, 2013 (R$ 80,076 as at March 31, 2012).

Raizen Combustíveis has contracts to purchase fuel from third parties, in order to ensure its future commercialization.

The purchase commitments per harvest of Ethanol, Diesel, Gasoline, Jet Fuel and Biodiesel, in cubic meters, in March 31, 2013, are as follows:

2013 (i)
2014	7,815,953
2015	616,618

Total	8,432,571

(i)	Represents 100% of the commitments of Raízen Combustíveis, of which the Company proportionately consolidates only 50%.

The Company also has contracts for transport services by rail, road and via ferry, with the purpose of transporting fuel between supply bases to the gas stations. The amount to be paid by the Company is determined in accordance with the contractually agreed price.

Purchase commitments per harvest, in cubic meters , transported on March 31, 2013, are as follows:

2013
2014	1,596,112
2015	1,532,112

Total	3,128,224

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company through its subsidiary Rumo signed a commitment of improvements to the rail network, aiming the expansion of the logistics segment, to be made in the coming years, as follows:

	2013	2012
2013	-	489,794
2014	206,760	44,000
2015	-	2,000

Total	206,760	535,794

(c)	Lease agreements

Lessee

Raizen Energia has operating lease contracts on land used for planting sugarcane, which will end within 20 years.

The minimum and variables payments related to these obligations are calculated by the TRS published by CONSECANA in March 2013, and the sugarcane volume per hectare, defined in contract. The costs for these contracts during the year ended March 31, 2013 and 2012 consisted of the following:

	2013 (i)	2012 (i)
Minimum installment	210,368	214,949
Variable installment	298,641	280,930

Total	509,009	495,879

(i)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2013 and 2012 are:

	2013 (i)	2012 (i)
No later than 1 year	560,629	553,815
Later than 1 year and no later than 5 years	1,778,019	1,673,249
Later than 5 years	1,420,455	1,676,005

Total	3,759,103	3,903,069

(i)	Represents 100% of the commitments of Raízen Energia, of which the Company proportionately consolidates only 50%.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At March 31, 2013, the Company through its subsidiary Rumo has entered into future minimum rentals payable on non-cancellable operating leases are as follows:

2013
2014	39,464
2015	52,173
2016	57,787
2017	62,811

Total	212,235

The Company through its subsidiary COMGÁS has 10 contracts for rental of properties and whose expenses recognized during the exercised ended on that date amounted R$ 1,510.

The lease terms are between one and six years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

The minimum payments related to operating leasing are:

	2013	2012
Less than 1 year	2,888	1,860
Later than 1 year and no later than 5 years	566	526

Total	3,454	2,386

Lessor

The Company through the companies of the Radar segment has operating leases for land for planting sugar cane and other grains.

The minimum receivables related to these obligations are calculated by the TRS  and other commodities, and the harvest volume per hectare defined in contract. Revenues related to these contracts during the year ended March 31, 2013 are as follows:

2013
2013	48,380
2014	64,944
2015	65,057
2016	65,171
2017	65,171

Total	308,723

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(d)	Warehousing services

The jointly controlled entity Raizen Combustíveis has fuel warehousing services contracts with third parties, according to the goals of the logistics and storage of fuel in certain regions.

Commitments of warehousing per period, in cubic meters, in March 31, 2013 are as follows:

2013 (i)
2014	891,410
2015	430,600
2016	288,000
2017	232,000

Total	1,842,010

(i)	Represents 100% of the commitments of Raízen Combustíveis, of which the Company proportionately consolidates only 50%.

(e)	Commitments for the acquisition of assets and regulatory targets

The commitments for the acquisition of intangible assets in the amount of R$ 61,961 on March 31, 2013 are related to expenses already contracted but not yet incurred related to the acquisition, support and management of the gas distribution network, as well as administrative costs and technology to maintain the Company's business.

The regulatory commitments in the amount of R$ 529 on March 31, 2013 were set in the last tariff revision, in May 2009, based on the investment plan defined by the regulator, are expected to occur until May 2014, the end of the current tariff cycle.

25.	Earnings per share

Earnings per share is calculated by dividing the net income by weighted average number of capital shares in circulation during the year.

The following table sets out the calculation of the basic and diluted earnings per share for the periods ended March 31, 2013, 2012 and 2011 (in thousands, except per share amounts):

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			2012
	2013		(Restated)		2011
Numerator
Profit from continuing operations
Basic		344.880		1,141,314		470,906
Diluted		311.219		1,141,314		470,906
Profit from discontinued operations		86,549		40,028		-

Denominator
Weighted average number of capital shares		264,842,445		268,678,062		270,687,385

Income basic earnings per capital share
Continued operations	R$	1.30	R$	4.25	R$	1.74
Discontinued operations	R$	0.33	R$	0.15	R$	-

Income diluted earnings per capital share
Continued operations	R$	1.18	R$	4.25	R$	1.74
Discontinued operations	R$	0.33	R$	0.15	R$	-

The Company has unexercised employee share options which are potentially dilutive (Note 34).

26.	Gain on the de-recognition of subsidiaries operations to form the Joint Ventures (Raízen Energia and Raízen Combustíveis)

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

The process of deconsolidating the contributed business, on June 1, 2011, and the recognition of the new interest at fair value produced a gain of R$2,752,730 recorded in the year ended March 31, 2012.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

27.	Gross sales

		2012
	2013	(Restated)	2011
Taxable gross revenue from sales of
products and services	32,140,077	24,966,534	19,783,250
Construction contracts	230,038	-	-
Indirect taxes and deductions	(2,353,627)	(1,576,084)	(1,719,770)

Net revenue	30,016,488	23,390,450	18,063,480

28.	Expenses by nature

The expenses are presented in the results by function. The reconciliation of income by nature/purpose for the years ended March 31, 2013, 2012 and 2011 is detailed as follows:

Segregated as:

		2012
	2013	(Restated)	2011
Raw materials and consumables used	(4,389,999)	(4,119,066)	(3,657,462)
Resale fuels	(20,031,999)	(15,060,815)	(10,084,103)
Employee benefit expense	(1,180,807)	(548,189)	(905,510)
Commercial expenses	(237,238)	(452,620)	(179,283)
Transportation expenses	(754,368)	(401,339)	(545,212)
Depreciation and amortization expense	(1,544,087)	(1,141,595)	(742,307)
Other expenses	(683,539)	(850,344)	(607,652)

	(28,822,038)	(22,573,968)	(16,721,529)

		2012
	2013	(Restated)	2011
Cost of sales	(26,684,266)	(20,887,643)	(15,150,079)
Selling	(1,292,312)	(1,052,310)	(1,026,000)
General and administrative	(845,460)	(634,015)	(545,450)

	(28,822,038)	(22,573,968)	(16,721,529)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29.	Financial results

		2012
	2013	(Restated)	2011
Financial Expense
Interest expense	(639,784)	(544,876)	(586,887)
Monetary variation	(39,216)	(15,624)	(81,341)
Bank fees	(102,330)	(25,490)	(9,138)
	(781,330)	(585,990)	(677,366)

Financial Income
Interest income	109,310	49,794	63,791
Monetary variation	20,800	26,312	34,018
Investment income	132,573	127,320	90,345
Other	204	372	603
	262,887	203,798	188,757

Foreign exchange variation, net (i)	(146,789)	(93,888)	282,706
	(146,789)	(93,888)	282,706

Derivatives gains (losses) (ii)
Commodities derivatives	3,391	18,472	6,524
Exchange rate and interest derivatives	(23,017)	(711)	34,984
Warrants in associates	65,230	(22,141)	13,248
	45,604	(4,380)	54,756

	(619,628)	(480,460)	(151,147)

Finance expense	(951,136)	(702,730)	(677,366)
Finance income	331,508	222,270	526,219

(i)	Includes gains (losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

(ii)
Includes realized results and unrealized results on operations in the futures market, options, swaps and NDFs, in addition to the effects from non-designated instruments and from the ineffective portion of hedge accounting.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

30.	Other, net

		2012
	2013	(Restated)	2011
Provision for judicial demands	(49,281)	(80,835)	(23,828)
Income on disposal of non-current assets	83,454	84,395	37,191
Revenue from the sale of scrap and waste	4,348	2,827	6,950
Rental and leasing income	81,105	57,197	4,111
Changes in the fair value of investment property	138,776	-	-
Royalty revenue, other services and other	67,908	58,852	(58,252)

	326,310	122,436	(33,828)

31.	Non-current assets held for sale and discontinued operations

Non-current assets held for sale

On September 24, 2010, COMGÁS management started negotiations to sell a site and buildings in the city of São Paulo, which were reclassified as current assets and held at the lower of carrying amount and fair value less costs to sell are (R$ 85,426).

Discontinued operations

On October 24, 2012, the Company signed with Camil Alimentos SA (“Camil”) an Amendment to the Association Agreement and Other Covenants, concluded on May 28, 2012, whereby it was agreed to sell all the shares issued by the Company’s former subsidiary (“Docelar Alimentos e Bedidas S.A.”) to Camil, the total price of R$ 293,770. Of this total, R$ 88,770 was received in cash and the remaining R$ 205,000 will be divided into up to four annual installments indexed to CDI. Therefore, Docelar is not presented in the financial statements of the Company.

As required by IFRS 5 - Non-current assets available for sale and discontinued operations -  the results of this subsidiary have to be presented in the line item "Discontinued Operations" in the statements of income for the years ended March 31, 2013 and 2012.

The net income of Docelar are presented in Note 3 - Segment Information. Cash flows from operating activities of Docelar in the current period were R$ 32,372.

32.	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risk related to the use of financial instruments:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Price risk;
•	Foreign exchange rates;
•	Interest rates;
•	Credit risk;
•	Liquidity risk.

This note presents information about the exposure of the Company, its subsidiaries and jointly-controlled entities to the above risks, as well as the objectives of the Company's risk management policies, the polices and processes for the measurement and management of risk, and for capital management.

Risk management structure

The risks inherent to each type of business market are managed and monitored by the Company and, where applicable, risk committees are convened to discuss and determine the hedging strategy of the company in accordance with its policies and guidelines.

The jointly controlled Raízen Energia and Raízen Combustíveis has a specific treasury and trading polices to define how the risk management should be performed. To guarantee the compliance with the guidelines, there are a weekly meet to analyze the behavior: (i) Raízen Energia -  the volatility of the prices of sugar and ethanol,  the volatility of the exchange rate, and volatility in interest rates seeking to reduce the adverse effects of changes in prices and exchange rates, as well as monitoring liquidity risk and counterparty risk (credit risk); (ii) Raízen Combustível - the volatility of the prices of commodities, the volatility of the exchange rate, and decide the strategy to fixing the export price of JET (aviation fuel) seeking to reduce the adverse effects of changes in prices and exchange rates, as well as monitoring liquidity risk and counterparty risk (credit risk); (iii) Ethanol committee - that meets monthly to assess risks linked to ethanol marketing and to adjust the credit limit in compliance with risk police.

The Company’s subsidiary, COMGÁS, maintains a Treasury policy, approved by Board, revised periodically, which determines the standardization and the purpose for which financial operations in the company. In addition, this policy determines the methodology of evaluation of counterparty credit risk (foreign exchange transactions, derivatives, financial investments and guarantees) and stipulate what are the financial instruments allowed.

The risks management associated with financial transactions is done through the application of the Treasury policy and strategies defined by the administrators of the company. This rules provide the guidelines for the management of risks, their measurement, and consequent market risk mitigation, forecasting cash flow and exposure limits. For all the financial operations contracted, should have a financial exposure to justify particular operation.

The Company, its subsidiaries and jointly controlled entities are exposed to market risks, of which the most significant are: (i) the volatility of the prices of sugar and ethanol, (ii) the volatility of the exchange rate, and (iii) volatility in interest rates. The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

As at March 31, 2013 and 2012, the fair values relating to transactions involving derivative financial instruments for hedging or other purposes were measured at market value (fair value) using observables such as quoted prices in active markets, or discounted cash flow based on market curves, and are presented below:

	Notional		Fair value
	2013	2012	2013	2012	P&L (i)	Equity
Raízen Derivatives
Price Risk
Commodities derivatives
Future agreements	1,066,650	1,194,225	139,015	24,377	67,625	71,390
Options agreements	(8,571)	8,954	99	782	(167)	-
			139,114	25,159	67,458	71,390
Exchange rate risk
Exchange rate derivatives
Future agreements	182,161	490,949	(652)	1,682	(652)	-
Term agreements	12,790	258,690	249	1,773	249	-
Lock exchange	(315,715)	256,381	(3,490)	3,403	(3,498)	-
			(3,893)	6,858	(3,901)	-
Interest rate risk
Interest derivatives
Interest hedge	819,511	318,868	(5,403)	(1,495)	(5,403)	-
			(5,403)	(1,495)	(5,403)	-

Total Raízen			129,818	30,522	58,154	71,390

Cosan Consolidated (50% Raízen)			64,909	15,261	29,077	35,695

COMGÁS derivatives
Exchange rate risk
Exchange rate derivatives
Swap agreements	537,000	-	134,901	-	134,901	-
			134,901	-	134,901	-
Company and subsidiaries derivatives
Exchange rate risk
Exchange rate derivatives
Term agreements	(252,635)	325,029	(11,194)	(5,282)	(11,194)	-
Swap agreements	-	-	115	-	115	-
			(11,079)	(5,282)	(11,079)	-
Interest rate risk
Interest derivatives
Swap agreements	-	-	12,026	-	12,026	-
			12,026	-	12,026	-

Total financial instruments contracted by
Company - except Joint Venture			135,848	(5,282)	135,848	-

Total Cosan (including 50% Raízen if applicable)			200,757	9,979	164,925	35,695

Assets			228,919	19,590
Liabilities			(28,163)	(9,611)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Values from the income statement calculated for the year ended March 31, 2013 only to outstanding derivative that date.

Price risk

This arises from the potential for fluctuations in the market prices of products sold by the Raízen Energia, mainly raw material sugar - VHP (sugar NY#11) and white sugar (London#5 and White Sugar). These fluctuations in prices can cause substantial changes in revenue. To mitigate these risks, Raízen Energia constantly monitors the markets, seeking to anticipate changes in prices. The consolidated derivative financial instrument positions taken to hedge the price risks of commodities are shown in the table below:

Price Risk - commodities derivatives opened as at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (unit)		Notional (R$ thousand)	Fair Value (R$ thousand)
Financial instruments contracted by Raizen Energia
Composition of balance of derivative financial instruments designated in hedge accounting
Future	Sold	NYBOT	Sugar#11	May-13	288,151	T	235,872	9,948
Future	Sold	NYBOT	Sugar#11	Jul-13	420,339	T	389,275	58,964
Future	Sold	NYBOT	Sugar#11	Oct-13	491,513	T	460,292	64,231
Future	Sold	NYBOT	Sugar#11	Mar-14	24,995	T	24,394	3,254
Future	Sold	ICE	Sugar#5	May-13	3,000	T	3,021	(20)
Future	Sold	ICE	Sugar#5	Aug-13	4,300	T	4,347	68
Sub-total of sugar futures sold					1,232,298	T	1,117,201	136,445

Composition of balance of derivative financial instruments non-designated in hedge accounting
Future	Purchased	NYBOT	Sugar#11	May-13	(17,882	) T	(15,078)	(1,058)
Future	Purchased	NYBOT	Sugar#11	Jul-13	(9,246	) T	(7,633)	(367)
Future	Purchased	NYBOT	Sugar#11	Oct-13	(1,930	) T	(1,679)	(123)
Future	Purchased	NYBOT	Sugar#11	Mar-14	(3,556	) T	(3,114)	(106)
Sub-total of sugar future pruchased					(32,614	) T	(27,504)	(1,654)

Call	Purchased	NYBOT	Sugar#11	Jul-13	(10,160	) T	(8,571)	99
Sub-total of sugar purchased					(10,160	) T	(8,571)	99

Sub-total of Sugar					1,189,524	T	1,081,126	134,890

Future	Sold	BM&FBovespa	Ethanol Hidrated	Mar-13	28,380 m³		33,710	(71)
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Mar-13	-		-	1,194
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Apr-13	-		-	98
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Mar-13	-		-	467
Future	Sold	PlattsChicagoEthanolAsianSwap	Ethanol	Apr-13	-		-	(323)
Future	Sold	BM&F Ethanol Euro Swap	Ethanol	Jun-13	-		-	(13)
Future	Sold	BM&F Ethanol Euro Swap	Ethanol	Jul-13	-		-	(29)
Future	Sold	BM&F Ethanol Euro Swap	Ethanol	Aug-13	-		-	(23)
Future	Sold	CHGOETHNL	Ethanol	May-13	-		-	(167)
Future	Sold	CHGOETHNL	Ethanol	Jun-13	-		-	(113)
Sub-total of etanol futures sold					28,380 m³		33,710	1,020

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Price Risk - commodities derivatives opened as at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (unit)	Notional (R$ thousand)	Fair Value (R$ thousand)
Future	Purchased	BM&FBovespa	Ethanol Hidrated	Mar-13	(28,380) m³	(34,838)	60
Future	Purchased	BM&FBovespa	Ethanol Hidrated	Jun-13	(9,000) m³	(10,277)	-
Future	Purchased	BM&FBovespa	Ethanol Hidrated	Jul-13	(6,300) m³	(7,120)	-
Future	Purchased	BM&FBovespa	Ethanol Hidrated	Aug-13	(3,990) m³	(4,522)	-
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Apr-13	-	-	9
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Aug-13	-	-	532
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Apr-13	-	-	(601)
Future	Purchased	Platts Chicago Ethanol Asian Swap	Ethanol	Jul-13	-	-	222
Future	Purchased	CHGOETHNL	Ethanol	Oct-13	-	-	35
Future	Purchased	CHGOETHNL	Ethanol	Dec-13	-	-	66
Future	Purchased	CHGOETHNL	Ethanol	Nov-13	-	-	55
Sub-total of etanol futures purchased					(47,670) m³	(56,757)	378

Phisical Fixed	Sold		Ethanol	Apr-13	-	-	865
Phisical Fixed	Sold		Ethanol	Aug-13	-	-	531
Phisical Fixed	Sold		Ethanol	Jul-13	-	-	363
Phisical Fixed	Sold		Ethanol	Jun-13	-	-	188
Phisical Fixed	Sold		Ethanol	Mar-13	-	-	49
Phisical Fixed	Sold		Ethanol	May-13	-	-	267
Phisical Fixed	Sold		Ethanol	Nov-13	-	-	369
Phisical Fixed	Sold		Ethanol	Oct-13	-	-	276
Phisical Fixed	Sold		Ethanol	Sep-13	-	-	101
Phisical Fixed	Sold		Ethanol	Mar-13	-	-	(265)
Phisical Fixed	Sold		Ethanol	May-13	-	-	(1,213)
Phisical Fixed	Sold		Ethanol	Apr-13	-	-	1,052
Phisical Fixed	Purchased		Ethanol	Aug-13	-	-	45
Phisical Fixed	Purchased		Ethanol	Jun-13	-	-	376
Phisical Fixed	Purchased		Ethanol	Nov-13	-	-	51
Phisical Fixed	Purchased		Ethanol	Apr-13	-	-	(54)
Phisical Fixed	Purchased		Ethanol	Mar-13	-	-	(33)
Phisical Fixed	Purchased		Ethanol	May-13	-	-	(80)
Phisical Fixed	Purchased		Ethanol	Nov-13	-	-	(29)
Phisical Fixed	Purchased		Ethanol	Oct-13	-	-	(33)
Sub-total Ethanol Phisical fixed					-	-	2,826

Sub-total Ethanol					(19,290) m³	(23,047)	4,224

At March 31, 2013						1,058,079	139,114
At March 31, 2012						1,203,178	25,159

Foreign exchange risk

Foreign exchange risk arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company, its subsidiaries and jointly-controlled entities for receiving export revenue from products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency. The subsidiaries and jointly-controlled entities use derivative transactions to manage the foreign exchange risk on cash flow coming from the export revenue denominated in US Dollars, net of any other cash flow denominated in foreign currency. In COMGÁS, the treasury policy determines the hedging of the principal and interest until the final maturity of the loan transaction, for at least 75% of the total gross value (notional value), being

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

the instrument of protection (hedge) only swaps and forwards. The table below shows the consolidated positions as at March 31, 2013 of derivatives used to hedge exchange rates:

Foreign exchange risk: foreign exchange derivatives outstanding at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Financial instruments contracted by Raízen
Future	Sold	NYBOT	Sugar#11	Apr-13	452,500	896,879	(3,282)
Future	Sold	NYBOT	Sugar#11	May-13	150,750	304,643	(1,545)
Future	Sold	ICE	Sugar#5	Jul-13	265,000	532,405	(2,847)
Sub-total of future sold					868,250	1,733,927	(7,674)

Future	Purchased	BM&FBovespa	Commercial USD	Apr-13	(297,750)	(590,424)	1,701
Future	Purchased	BM&FBovespa	Commercial USD	Apr-13	(154,750)	(308,934)	1,581
Future	Purchased	BM&FBovespa	Commercial USD	May-13	(2,500)	(5,056)	23
Future	Purchased	BM&FBovespa	Commercial USD	Jul-13	(13,000)	(26,228)	140
Future	Purchased	BM&FBovespa	Commercial USD	Oct-13	(13,000)	(26,611)	143
Future	Purchased	BM&FBovespa	Commercial USD	Jan-14	(13,000)	(27,040)	148
Future	Purchased	BM&FBovespa	Commercial USD	Jul-14	(265,000)	(567,473)	3,286
Sub-total of future purchased					(759,000)	(1,551,766)	7,022

Term	Sold	OTC/Cetip	NDF	Jul-13
Term	Purchased	OTC/Cetip	NDF	Jul-14	100,000	213,850	3,823
Sub-total of Term					-	12,790	249

Exchange Lock	Sold	OTC	Exchange Lock	Aug-13	(50,000)	(101,340)	143
Exchange Lock	Sold	OTC	Exchange Lock	Sep-13	(100,000)	(202,550)	(3,465)
Exchange Lock	Sold	OTC	Exchange Lock	Apr-13	1,088	2,191	(47)
Exchange Lock	Sold	OTC	Exchange Lock	Apr-13	428	862	8
Exchange Lock	Sold	OTC	Exchange Lock	May-13	(212)	(427)	-
Exchange Lock	Sold	OTC	Exchange Lock	May-13	368	741	(9)
Exchange Lock	Sold	OTC	Exchange Lock	Jun-13	(212)	(427)	-
Exchange Lock	Sold	OTC	Exchange Lock	Jul-13	(3,318)	(6,681)	(99)
Exchange Lock	Sold	OTC	Exchange Lock	Jul-13	(212)	(427)	(1)
Exchange Lock	Sold	OTC	Exchange Lock	Aug-13	(212)	(428)	(1)
Exchange Lock	Sold	OTC	Exchange Lock	Sep-13	(212)	(428)	(1)
Exchange Lock	Sold	OTC	Exchange Lock	Oct-13	(213)	(428)	(1)
Exchange Lock	Sold	OTC	Exchange Lock	Oct-13	(2,952)	(5,945)	(16)
Exchange Lock	Sold	OTC	Exchange Lock	Nov-13	(213)	(428)	(1)
Sub-total of Exchange lock					(155,872)	(315,715)	(3,490)

At March 31, 2013						(120,764)	(3,893)
At March 31, 2012						1,006,020	6,858

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign exchange risk: foreign exchange derivatives outstanding at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Financial instruments contracted by COMGÁS
Composition of balance of derivative financial instruments designated in hedge accounting:
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	84,000	169,927	25,379
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	40,000	80,395	12,630
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	71,000	143,785	24,814
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	72,000	145,870	27,821
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	19,000	37,327	4,378
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	31,000	62,931	12,834
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	45,000	90,621	18,507
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	50,000	100,690	12,701
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	75,000	151,035	(3,477)
Swap/cash flow	Purchased	OTC/Cetip	Cross curr Swap	50,000	100,690	(686)
Sub-total Swap purchased				537,000	1,083,271	134,901

At March 31, 2013					1,083,271	134,901
At March 31, 2012					-	-

Price Risk - commodities derivatives opened as at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Financial instruments contracted by Company - except Joint Venture
Composition of balances of derivative financial instruments non-designated in hedge accounting:
Term	Purchased	OTC	NDF	May-13	6,188	12,739	(192)
Term	Purchased	OTC	NDF	May-13	4,197	7,696	809
Term	Purchased	OTC	NDF	Aug-13	6,188	12,997	(296)
Term	Purchased	OTC	NDF	Aug-13	4,197	7,859	738
Term	Purchased	OTC	NDF	Nov-13	6,188	13,256	(358)
Term	Purchased	OTC	NDF	Nov-13	4,197	8,032	684
Term	Purchased	OTC	NDF	Feb-14	6,188	13,521	(423)
Term	Purchased	OTC	NDF	Feb-14	4,197	8,190	646
Term	Purchased	OTC	NDF	May-14	6,188	13,743	(446)
Term	Purchased	OTC	NDF	May-14	4,197	8,340	617
Term	Purchased	OTC	NDF	Aug-14	6,188	14,002	(458)
Term	Purchased	OTC	NDF	Aug-14	4,197	8,507	599
Term	Purchased	OTC	NDF	Nov-14	6,188	14,261	(473)
Term	Purchased	OTC	NDF	Nov-14	4,197	8,666	587
Term	Purchased	OTC	NDF	Feb-15	6,188	14,497	(468)
Term	Purchased	OTC	NDF	Feb-15	4,197	8,813	586
Term	Purchased	OTC	NDF	May-15	6,188	14,726	(473)
Term	Purchased	OTC	NDF	May-15	4,197	8,942	590
Term	Purchased	OTC	NDF	Aug-15	6,188	15,003	(517)
Term	Purchased	OTC	NDF	Aug-15	4,197	9,089	580
Term	Purchased	OTC	NDF	Nov-15	6,188	15,254	(538)
Term	Purchased	OTC	NDF	Nov-15	4,197	9,232	575
Term	Purchased	OTC	NDF	Jun-13	-	302,070	(4,102)
Term	Purchased	OTC	NDF	Jul-13	-	704,830	(9,461)
Sub-total Term					114,235	1,254,265	(11,194)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Price Risk - commodities derivatives opened as at March 31, 2013
Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Swap	Purchased	OTC	Swap	May-13	-	(433,122)	(6,413)
Swap	Purchased	OTC	Swap	May-13	-	(285,158)	38
Swap	Sold	OTC	Swap	Apr-13	-	285,158	2
Swap	Sold	OTC	Swap	Apr-13	-	433,122	6,488
Sub-total Swap					-	-	115

At March 31, 2013						1,254,265	(11,079)
At March 31, 2012						325,029	5,282

As at March 31, 2013 and 2012, the Company, its subsidiaries and its jointly-controlled entities had the following net exposure to the exchange rate variations on assets and liabilities denominated in US Dollars:

	2013		2012
	R$	US$	R$	US$
Cash and cash equivalents	5,319	2,641	6,349	3,484
Restricted cash	41,246	20,482	45,976	25,232
Trade receivables	105,940	52,607	164,681	90,380
Related parties (Shell)	-	-	436,362	239,483
Loans and borrowings	(5,089,447)	(2,527,285)	(2,915,388)	(1,600,015)

Foreign exchange exposure, net	(4,936,942)	(2,451,555)	(2,262,020)	(1,241,436)

Hedge accounting effect

The jointly-controlled entity Raízen Energia formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the reason for taking the hedge and the relevant risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged against, (vi) a description of the hedging relationship (vii) a demonstration of the correlation between the hedge and the object of coverage, and (viii) the prospective analysis of the hedge’s effectiveness. The derivative financial instruments of Sugar # 11 (“NYBOT” or “OTC”) were designated to cover the price risk and the Non-Deliverable Forwards (“NDFs”) to cover exchange rate risk, as demonstrated in items of this Note.

The Company records gains and losses deemed effective for the purposes of hedge accounting in a specific account in other comprehensive income, until the object of coverage (the hedged item) affects the profit and loss. As at March 31, 2013, the amounts recorded in other comprehensive income related to hedge accounting were as follow:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			Expected period to affect P&L
Derivative	Market	Risk	2012/2013	2013/2014	Total
Future	OTC / NYBOT	#11	-	75,471	75,471
			-	75,471	75,471

(-) Deferred income tax			-	(25,661)	(25,661)

Effect on Raízen's equity at 2013			-	49,810	49,810
Effect on Raízen's equity at 2012					14,114

The effect of changes for the period to hedge accounting on the other comprehensive income of Cosan S.A. is shown below:

At March 31, 2012	14,114

Gains/(losses) of cash flow hedges for the period:
Commodities futures and swap contracts	188,398
Forward agreements (NDFs) exchange	2,701
Reclassification adjustments for losses/gains
included in income (sales revenue/financial result)	(137,014)

Total effect on equity adjustments resulting
from hedge cash flow (before deferred income tax)	54,085

Effect of deferred income tax in equity adjustment	(18,389)

Net effect of the tax period	35,696

At March 31, 2013	49,810

Interest rate risk

The Company, its subsidiaries and jointly-controlled entities monitor the fluctuations in the variable interest rates in connection with certain debts, especially those related to of LIBOR, and make use of derivative instruments in order to minimize these risks. In July 2012, the Company held an intercompany swap operation, between Raízen Combustíveis and Raízen Energia, where Raízen Energia received a fixed rate in Dollars and paid 100% of CDI.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Price Risk: derivatives of interests open as at March 31, 2013
Derivatives	Purchased / Sold	Market	Maturity date	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Interest rate Swap	Libor 3M / fixed	OTC	Dec-15	231,000	466,274	(367)
Interest rate Swap	Libor 3M / fixed	OTC	Jan-16	175,000	353,238	(5,036)
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Aug-13	16,717	33,665	(1,097)
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Feb-14	16,994	34,223	(883)
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Apr-14	92,949	187,181	(4,550)
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	May-14	89,578	180,392	(4,219)
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Jun-14	88,932	179,090	(4,016)
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Jul-14	88,193	177,602	(3,809)
Sub-total assets interest rate Swap				799,363	1,611,665	(23,977)

Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Aug-13	(16,717)	(33,665)	1,097
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Feb-14	(16,994)	(34,223)	883
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Apr-14	(92,949)	(187,181)	4,550
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	May-14	(89,578)	(180,392)	4,219
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Jun-14	(88,932)	(179,090)	4,016
Interest rate Swap Intercompany	USD fixed / CDI	BM&FBovespa	Jul-14	(88,193)	(177,603)	3,809
Sub-total liabilities interest rate Swap				(393,363)	(792,154)	18,574

At March 31, 2013				406,000	819,511	(5,403)

At March 31, 2012				175,000	318,868	(1,495)

Price Risk: derivatives of interests open as at March 31, 2013
Derivatives	Purchased / Sold	Market	Maturity date	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Interest rate Swap	Fixed / Libor	OTC	May-13	175,000	352,415	7,173
Interest rate Swap	Fixed / Libor	OTC	May-13	368,500	742,085	(1,845)
Sub-total assets interest rate Swap				543,500	1,094,500	5,328

Interest rate Swap Intercompany	Libor / fixed	OTC	May-13	(175,000)	(352,415)	(3,231)
Interest rate Swap Intercompany	Libor / fixed	OTC	May-13	(368,500)	(742,085)	9,929
Sub-total liabilities interest rate Swap				(543,500)	(1,094,500)	6,698

At March 31, 2013				-	-	12,026

Credit risk

A significant portion of the sales made by the subsidiaries and jointly-controlled entities are to a select group of best-in-class counterparties (i.e. trading companies, fuel distribution companies and large supermarket chains). In the subsidiary COMGÁS, it is corroborated that there is no concentration of credit for major consumers, with no one customer accounting for more than 10% of sales volume. Therefore, this risk is attenuated by selling to a large and diversified customer base.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk is managed through specific rules regarding client acceptance, including credit ratings and limits for customer exposure, including the requirement for a letter of credit from a major bank and obtaining actual warranties on given credit, when applicable, Management believes that the credit risk is adequately covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives on the futures and options markets on the New York Board of Trade (“NYBOT”) and the London International Financial Futures and Options Exchange (“LIFFE”), as well on the over-the-counter (“OTC”) market with selected counterparties. The Company and its jointly-controlled entities buy and sell foreign exchange derivatives on BM&FBOVESPA, and OTC contracts registered with CETIP (an OTC clearing house) with the banks Espírito Santo Investimento do Brasil S.A., Deutsche Bank S.A. - Banco JP Morgan S.A. and Banco Santander S.A. The derivatives for interest rate swaps, which protect against fluctuations in Libor, was contracted with Goldman Sachs do Brasil Banco Multiplo S.A. and the intercompany derivatives between Raízen Energia and Raízen Combustível were registered at BM&FBOVESPA with a broker as intermediary.

(i)	Guarantee margins

The Company's derivatives operations on commodity exchanges (NYBOT, LIFFE and BM&FBOVESPA) require an initial guarantee margin, and the brokers with which the Company operates on these commodity exchanges offer credit limits for these margins, As at March 31, 2013, the total credit limit used as the initial margin required by the NYBOT was R$ 34,775 (R$ 62,247 as at March 31, 2012). As a requirement to trade on BMF&BOVESPA, the Company posted on March 31, 2013, the amount of R$ 71,962 (R$ 76,436 as at March 31, 2012) as a guarantee in the form of a settlement bond issued by a first-class banking institution.

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market and are arranged as follows:

Bank deposits	295,676
Financial investments and derivatives	2,402,908
AAA	1,435,439
AA	153,420
A	129,527
BBB	684,522

At March 31, 2013	2,698,584

Liquidity risk

Liquidity risk is the risk that the Company, its subsidiaries and jointly-controlled entities will encounter difficulties meeting the obligations associated with its derivative financial liabilities

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

that are settled with cash payments or other financial assets. The approach of the Company, its subsidiaries and jointly-controlled entities to liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations due, under normal and stress situations, without causing unacceptable losses or risking damage to the reputation of the Company, its subsidiaries and jointly-controlled entities.

The table below demonstrates the non-derivative financial liabilities classified by due date according to your contract for March 31, 2013.

	2013					2012
	Until 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans and borrowings	2,153,572	1,315,825	6,054,825	4,402,130	13,926,352	7,578,347
Derivative financial instruments	28,163	-	-	-	28,163	9,611
Trade payables	1,387,651	-	-	-	1,387,651	606,029
REFIS	246,049	64,178	189,615	716,517	1,216,359	1,444,343

Total	3,815,435	1,380,003	6,244,440	5,118,647	16,558,525	9,638,330

Financial guarantee contracts are presented for the maximum values and are used to ensure the payment of debts of its subsidiaries. There is no expectation of loss arising from these contracts.

Fair value

The fair value of financial assets and liabilities is included in the price at which the instrument could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

Cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to the short-term maturities of these instruments.

The fair value of marketable securities and bonds is based on price quotations on the date of the financial statements. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities, are estimated using discounted future cash flow at the rates currently available for debt or similar deadlines and remaining.

The fair market values of Senior Notes due in 2014, 2017, 2018 e 2023, described in Note 19, at their market value are 109.87%, 114.05%, 103.28%, and 101.37% respectively of the face value of the Notes as at March 31, 2013.

The fair market value of the Perpetual bonds described in Note 19 at their market value is 109.28% of its face value as at March 31, 2013.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

As for the fair market values of other loans and financing substantially approximate the amounts recorded in the financial statements, due to the fact that these financial instruments are subject to variable interest rates, see more details in Note 19.

The fair value of financial assets available for sale, if any is obtained through quoted market prices in active markets.

The Company, its subsidiaries and jointly-controlled entities enter into derivative financial instruments with various counterparties, primarily financial institutions with investment grade credit ratings. The derivatives valued using valuation techniques and observable market data relate mainly to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. The valuation techniques applied more often include pricing models for fixed-term contracts and swaps, with a present value calculation. The models incorporate various data, including the credit quality of counterparties, the rates of currency spot and forward contracts, interest rate curves and forward rate curves of the underlying commodities.

(ii)	Fair value hierarchy

The Company, its subsidiaries and jointly-controlled entities use the following hierarchy to determine and disclose the fair values of financial instruments determined using technical evaluations:

(1)	Level 1 - quoted prices in an active market for identical assets and liabilities;

(2)	Level 2 - other techniques for which all of the data having a significant effect on the fair value recorded are observable, directly or indirectly;

(3)	Level 3 - techniques that use data having a significant effect on the fair value recorded that are not based on observable market data.

Assets and liabilities measured at fair value	Level 1	Level 2	Total

At March 31, 2013
Derivative financial assets	74,563	154,357	228,920
Derivative financial liabilities	(5,332)	(22,831)	(28,163)
Securities	-	39,046	39,046

Total	69,231	170,572	239,803

At March 31, 2012
Warrants Radar	-	140,820	140,820
Derivative financial assets	17,002	2,588	19,590
Derivative financial liabilities	(8,863)	(748)	(9,611)

Total	8,139	142,660	150,799

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis

The following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company, its subsidiaries and jointly-controlled entities:

(i)	Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, one probable and two that may have effects the from impairment of the fair value of the financial instruments. The probable scenario was defined based on the sugar futures and US Dollar market curves as at March 31, 2013, which determines the fair values of the derivatives at that date. Stressed scenarios were defined based on adverse impacts of 25% and 50% on the sugar and Dollar price curves are over-explaining here.

(ii)	Sensitivity analysis

The following is the sensitivity analysis of the change in the fair value of the Company's financial derivatives, its subsidiaries and jointly controlled entities in the probable scenarios on consolidated version:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

		Impacts on P&L (i)
	Risk factor	Probable scenario	Variation scenario (25%)	Variation scenario (50%)
Price Risk
Goods derivatives
Future contracts
Selling agreements	Increase in the sugar price	68,223	(122,594)	(245,189)
Purchasing agreements	Decrease in the sugar price	(827)	(3,231)	(6,462)
Selling agreements	Decrease in the Heating Oil	-	-	-
Purchasing agreements	Increase in the Hydrated Ethanol Price	(35)	(4,452)	(8,904)
Selling agreements	Decrease in the Hydrated Ethanol Price	30	(7,897)	(15,795)
Purchasing agreements	Increase in the Hydrated Ethanol Price	3,405	16,301	17,986
Option agreements
Selling Calls	Decrease in the sugar price	50	(50)	(50)

Exchange rate risks
Exchange rate derivatives
Future contracts
Selling agreements	Increase in exchange rate R$/US$	(87,444)	(369,285)	(639,974)
Purchasing agreements	Decrease in exchange rate R$/US$	4,181	(197,979)	(236,933)
Term contracts
Selling agreements	Increase in exchange rate R$/US$	(1,787)	(25,142)	(50,285)
Purchasing agreements	Decrease in exchange rate R$/US$	1,912	(24,713)	(49,427)
Lock exchange
Selling agreements	Increase in exchange rate R$/US$	(1,661)	(37,323)	(74,646)
Selling agreements	Increase in exchange rate R$/US$	(84)	(472)	(1,005)

Interest rate risk
Interest rate derivatives
Swap contracts	Decrease in LIBOR Curve	(2,876)	(23,075)	(29,386)

		(16,913)	(799,912)	(1,340,070)

•	The exposure to foreign currency fluctuations are absorbed by the asset (liabilities), which are passed on to customers periodically in rate reviews.

Based on assets and liabilities in dollar on March 31, the company made simulations with increase and decrease of exchange rate R$/US$ for 25% and 50%. The probable scenario consider projections for the exchange rates at the due date of operations, as follows:

	Exchange rate simulations (R$/US$)
		Scenario
	2013	Probable	25%	50%	-25%	-50%
At March 31, 2013	2.0138	2.0138	2.5173	3.0207	1.5104	1.0069

Consider the scenario above the profit and loss would be impacted as follows:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013
	Balance	Probable	25%	50%	-25%	-50%
Trade receivables	105,940	105,940	26,485	52,970	(26,485)	(52,970)
Bonds and Debentures	3,651,634	3,651,634	912,909	1,825,817	(912,909)	(1,825,817)
Loans and borrowings	1,604,834	1,604,834	401,209	802,417	(401,209)	(802,417)

The Company performed simulations in interest rates on loans and borrowings and compensation for the CDI investments with increases and decreases of 25% and 50%, the results of which are presented below:

	2013
	Balance	Probable	25%	50%	-25%	-50%
Financial investments	2,197,503	2,197,503	283,251	511,949	(72,846)	(94,370)
Loans and borrowings (Note 19)	6,562,260	6,562,260	143,267	189,412	(143,239)	(189,302)

Profit of the year			426,518	701,361	(216,084)	(283,672)

The categories of financial instruments, are presented below:

	Financial assets designated as at fair value throughprofit or loss	Available-for-sale	Derivative designated and effective hedging instrument	Loans and receivables	Total
Assets
Cash and cash equivalents	-	-	-	2,493,179	2,493,179
Trade receivables	-	-	-	1,764,945	1,764,945
Derivative financial instruments	94,018	-	134,901	-	228,919
Securities	-	39,046	-	66,810	105,856
Judicial deposits	-	-	-	544,895	544,895
Other financial assets	-	-	-	686,436	686,436

	94,018	39,046	134,901	5,556,265	5,824,230

	Financial liabilities designated as at fair value through profit or loss	Other financial liabilities	Total
Liabilities
Loans and borrowings	-	11,818,727	11,818,727
Derivative financial instruments	28,163	-	28,163
Trade payables	-	1,387,651	1,387,651
Dividends payable	-	67,364	67,364

	28,163	13,273,742	13,301,905

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capital management

The Company's policy is to maintain a solid capital base to maintain the confidence of investors, creditors and the market, and ensure the future development of the business. Management monitors the return on capital, which the Company defines as the result of operating activities divided by total net equity leverage ratios, involving cash generation (EBITDA), short-term debt and total debt.

33.	Pensions and other post-employment benefit plans

	2013	2012
Futura	78,405	34,725
Futura II	2,795	2,587
COMGÁS	294,859	-

Total	376,059	37,312

Pension plan

Defined benefit

The Company's subsidiary Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) covering certain employees upon retirement. This plan was altered to allow its settlement and was approved by the relevant authority on May 5, 2011. The settlement is the process whereby the plan is closed to any new entrants, with the cessation of contributions, guaranteeing the participants a benefit that is in proportion to the rights they had accumulated under the plan up until March 31, 2011.

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a variable contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the period ended March 31, 2013 the amount of contributions totaled R$ 5,239.
During the period ended March 31, 2013, the pension on Futura II recorded an actuarial loss of R$ 54.

Since June 1, 2011, the jointly-controlled entities have sponsored a defined contribution plan, for all employees (Raiz Prev). The jointly-controlled entities do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the period ended March 31, 2013 contributions totaled R$ 11,026.

Subsidiary COMGÁS offers a supplementary retirement plan, granted by a defined contribution program, through a Free Benefit Generating Plan (“PGBL”). During the period ended March 31, 2013, employers’ contributions to the plan totaled R$ 11,361.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Actuarial liability

The pension on  Futura (former Previd Exxon) recorded in non-current liabilities as at March 31, 2013 amounted to R$78,405 (R$34,725 in 2012).

A reconciliation of present value of defined benefit obligation and the fair value of plan assets, with assets and liabilities recognized on the balance sheet:

	2013	2012
Present value of actuarial obligation at
beginning of year	(362,715)	(383,823)

Actuarial interest rate	(34,208)	(38,345)
Current service cost	-	(455)
Benefits paid	24,883	27,845
Settlement / curtailment	5,412	54,779
Actuarial loss on obligation at beginning of year	(36,222)	(22,716)

Present value of actuarial obligation
end of the year	(402,850)	(362,715)

Fair value of plan assets at beginning of the year	327,990	359,443

Expected return on plan assets	36,281	39,000
Contributions received by the fund	5,239	3,282
Benefits Paid	(24,883)	(27,846)
Effect of migration to defined contribution - Settlement	(4,634)	(32,226)
Loss in fair value of assets	(15,548)	(13,663)

Fair value of plan assets at year-end	324,445	327,990

Present value of liabilities in excess fair value of
assets – actuarial liability	(78,405)	(34,725)

Total expense recognized in profit or loss:

	2013	2012	2011
Expense recognized in profit or loss
Current service cost	-	(455)	(4,445)
Interest on obligation	(34,208)	(38,345)	(35,107)
Expected return on plan assets	36,281	39,000	35,918
Early settlement plan	778	-	-

	2,851	200	(3,634)

Total amount recognized as accumulated other comprehensive income:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	2013	2012
Amount accumulated at April 1	(1,389)	22,621
Unrealized loss	(51,770)	(36,379)
Deferred income tax	17,602	12,369

Amount accumulated at March 31st	(35,557)	(1,389)

Plan assets include:

	2013		2012
	Amount	%	Amount	%
Fixed income bonds	232,108	71.54	245,993	75.00
Variable-income securities	92,337	28.46	81,997	25.00

Total	324,445	100.00	327,990	100.00

Plan assets are represented by financial assets with quoted prices in an active market and therefore are classified as a Level 1 in the fair value hierarchy. The total expected rate of return on assets is calculated based on market expectations existing at that date applicable to the period over which the obligation should be liquidated.

The main assumptions used to determine the pension benefit obligations of the Company are as follows:

	2013	2012
Defined benefit plan
Actuarial valuation method	Projected unit credit	Projected unit credit
Mortality table	AT 83 segregated by sex, decreased by 10%	AT 83 segregated by sex, decreased by 10%
Discount rate for actuarial liability	Interest: 10.09% p.a.	Interest: 9.68% p.a.
Expected rate of return on plan assets	Interest: 11.30% p.a.	Interest: 11.30% p.a.
Salary growth rate	N/A	N/A
Increase rate of estimated benefits	0.00% p.a. + inflation: 5.50% p.a.	0.00% p.a. + inflation: 4.20% p.a.

The Company expects contributions at the amount of R$ 6,488 to be paid in relation to its defined benefit and variable contribution plan in 2013.

COMGÁS

The obligations for post-employment benefits plans, which include medical and retirement incentive, disability and sickness allowance are registered.

COMGÁS maintains with Bradesco Vida e Previdência S.A., a variable-contribution complementary open pension plan denominated Free Benefit Generating Plan (PGBL), structured in the capitalization financial regime, approved by the Superintendency of Private Insurances (SUSEP). This is a fixed-income plan, the objective of which is to provide pension benefits in the form of lifetime monthly pensions.

The actuarial report used the following assumptions:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2013
Discount rate	9.46
Inflation	5.50
Expected return on assets	9.46
Future salary increases	8.66
Increase in pension plans	5.50
Morbidity (aging factor)	3.00
Mortality (by gender)	AT-2000
Disabled Associates Mortality	IAPB-1957
Disability entry (modified)	UP-1984
Turnover	0,3/(Length of
service + 1)

The Benefit plan was evaluated by management in conjunction with experts (actuaries) at the end of the quarter, to check whether the contribution rates are sufficient to establish the reserves necessary to meet current and future payments.

The composition of the balance of the actuarial liabilities are as follows:

2013
Present value of actuarial obligations	301,514
Fair value of the plan assets	(6,655)

Actuarial liabilities	294,859

Changes in actuarial liabilities for the period ended March 31, 2013 were:

2013
Business combination - COMGÁS	288,593
Expenses	16,924
Employer contributions	(11,361)
Actuarial losses recognized in the
other comprehensive income	703

Actuarial liabilities	294,859

34.	Share-Based Payments

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees was approved, authorizing the issue of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was outlined to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

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

As of August 18, 2011, 9,825,000 options related the shared based compensation was granted.The fair value of share based payments was estimated adopting the binomial model with the following premise:

	Options	Options
	granted on	granted on
	August 18, 2012	August 18, 2012
	Tranche A	Tranche B
Grant grantprice -R$	22.80	22.80
Expected life (in years)	1 to 5	1 to 10
Interest rate	12.39	12.39
Expected Volatility	31.44	30.32
Weighted average fair value at grant date - R$	6.80	8.15

Expected term – the expected term considers that the executives will exercise their options after the vesting period of each grant.

Expected volatility – Due to the new capital structure and business model after the formation of the JVs, the Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares.

Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at BM&F Bovespa on the grant date and for the equivalent term of the option maturity.

On March 31, 2013, R$ 13,295 (R$ 10,800, March 31, 2012) was recognized as expense for the stock option plan. The weighted average remaining contractual term for the stock options on March 31, 2013 was 2 years. The expense to be recognized in future years amounts to R$ 22,936 on March 31, 2013.

The changes in the plan during the period was:

	Total amount option	Exercise price weighted average
At March 31, 2012	9,825,000	22.80
Share options exercised	(723,000)	(23.18)

At March 31, 2013	9,102,000	23.74

***