Form 20-F
period 2013-12-31
Cosan Ltd.
filed 2014-04-30
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from April 1, 2013 to December 31, 2013
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
ri@cosan.com
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

The number of outstanding shares as of December 31, 2013 was:

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

Presentation of Financial and Other Information

We have changed our fiscal year to end on December 31. We have included in this transition report our audited consolidated financial statements at and for the nine-month period ended December 31, 2013 and for the years ended March 31, 2013 and 2012. For comparison purposes, we have also included in this transition report our unaudited condensed consolidated income statement for the nine-month period ended December 31, 2012.

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, for both the Securities and Exchange Commission, or SEC, and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, filings.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited,  is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio, “Cosan” or “Cosan S.A.,” and its subsidiaries and jointly controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar or the British pound. Cosan Limited, Cosan S.A. and its subsidiaries are collectively referred to as the “Company.”

The CVM mandated that IFRS as issued by the IASB should be used as the basis for consolidated financial statements of Brazilian public companies from fiscal years ending on December 31, 2010 and onward. We have presented our consolidated financial statements for the nine-month period ended December 31, 2013 and for the years ended March 31, 2013 and 2012, in accordance with IFRS as issued by the IASB.

On October 24, 2012, we sold our subsidiary Docelar Alimentos e Bebidas S.A., our Cosan Alimentos segment in the retail sugar business, and we have reported the results from operations from this segment as “discontinued operations” in our financial statements for the fiscal years ended March 31, 2013 and 2012.  We have retrospectively presented such segment as discontinued operations for our annual consolidated financial statements as of and for the fiscal year ended March 31, 2013. This discontinued operation segment represented 17.5% of our consolidated profit from continuing operations and 3.0% of our consolidated profit from continuing operations for the fiscal years ended March 31, 2013 and 2012, respectively.

On June 1, 2011, we and Shell Brazil Holdings B.V., or Shell, formed two joint ventures, or the Joint Venture, for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or Raízen Combustíveis and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or Raízen Energia, collectively referred to as Raízen. A third entity was established to assist with the management of the Joint Venture. On June 1, 2011, Cosan contributed its sugar and ethanol and its fuel distribution assets to the Joint Venture while Shell contributed its distribution assets in Brazil, its interests in second generation ethanol research and development entities (Iogen Corp. and Codexis, Inc.), its aviation fuel business in Brazil) and the license to use the Shell brand. Shell was also required to make a fixed cash contribution to the Joint Venture in the amount of approximately R$1.8 billion over a two-year period, of which the full amount had been contributed to the Joint Venture as of December 31, 2012. The sugar refining business, including the União retail brand, and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A., or Radar, were not contributed to the Joint Venture. The accounting effects arising from the formation of Raízen Combustíveis and Raízen Energia, during the year ended March 31, 2012, included the recording of the underlying net assets of the Joint Venture’s net assets at their estimated fair value, and recording a gain on the deconsolidation of the previous subsidiaries. Accordingly, our consolidated financial position, results of operations and cash flows for periods subsequent to the Joint Venture’s formation are not necessarily comparable to pre-formation amounts. We do not present any pro forma condensed consolidated financial information in connection with the Joint Venture; we have not included in this transition report, financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.

Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis.  Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this transition report refers to 100% of the operations of these businesses. Upon the application of IFRS 11, the Company  retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures.  As such, for the year ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method previously applied until March 31, 2013, and the accounting for the joint ventures for the fiscal years ended March 31, 2013 and 2012 have been restated for the impacts of retrospectively adopting IFRS 11. The joint ventures Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the consolidated statement of profit or loss for the years ended March 31, 2011 and 2010 were not impacted by the adoption of IFRS 11. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11 – Joint Arrangements, starting in April 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income  and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R - “Investments in Associates and Joint Ventures”. For further details, see note 4 to our financial statements.

During 2013, Cosan identified an immaterial error related to the recognition of a tax receivable for the payment of the IPI tax (excise tax) on the purchase of raw materials since 2011. Cosan recorded such payments as a tax receivable assuming that it would be able to offset them with other taxes in the future. Upon further analyses of the tax legislation Cosan concluded that such offset is not allowed. Therefore, the tax receivable has not been recognized upon payment of the corresponding tax. Cosan determined that the reversal of the tax credit recognized is not material to its consolidated statement of financial position, statement of profit or loss and other comprehensive income or cash flows for fiscal years ended before December 31, 2013. However, if the entire correction of the error had been recorded at December 31, 2013, the impact would have been material to the consolidated statement of profit or loss for the nine months then ended. As a result, Cosan has determined that it was appropriate to revise its financial statements for the previous fiscal years. The revisions to correct the error in the applicable prior fiscal years are reflected in the financial information herein and will be reflected in future filings containing such information. For further details, including the impact of such corrections, see note 4 to our financial statements.

The historical consolidated financial information for the fiscal years ended March 31, 2013 and 2012 included in this transition report reflect the restated amounts due to the changes in accounting policies derived from the application of IFRS 11 and the immaterial correction of an error discussed above.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to successfully work together with our partners to operate our partnerships (such as the Joint Venture and to integrate Comgás’ business into ours);

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás;

•	inflation, depreciation, valuation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information––D. Risk Factors.”

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

Fiscal Year

We have changed our fiscal year to end on December 31. Previously, our fiscal year ended on March 31. References in this transition report to “transition period 2013” and “transition period 2012” relate to the nine-month period ended on December 31, 2013 and the unaudited nine-month period ended on December 31, 2012, respectively, presented for comparison purposes. References in this transition report to “fiscal year 2013” or prior fiscal years relate to the fiscal year ended on March 31 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian laws, the applicable year ends on December 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this transition report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA,” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or NYBOT, the New York Stock Exchange, the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo) or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das

Empresas Distribuidoras de Gás) or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz) or “ESALQ”, and the National Electric Energy Agency (Agência Nacional de Energia Elétrica) or “ANEEL”. We believe that all market data in this transition report is reliable, accurate and complete.

Terms Used in This Transition Report

In this transition report, we present information in gallons, liters and cubic meters (m³). In addition, we also present information in tonnes. In this transition report, references to “ton” or “tonne” refer to the metric tonne, which is equal to 1,000 kilograms.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for the Company, derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this transition report.

The financial data at and for the nine-month period ended December 31, 2013 and at and for the fiscal years ended March 31, 2013 and 2012, has been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. The financial data at and for the unaudited nine-month period ended December 31, 2012 is presented solely for the purpose of providing meaningful comparisons with the nine-month period ended December 31, 2013.

In the fiscal year ended March 31, 2012 our sugar and ethanol assets were contributed to the formation of the joint ventures, Raízen Energia and Raízen Combustíveis, and the revenues from such operations ceased to be consolidated into the results of operations, as these joint ventures are accounted for under the equity method, in accordance with IFRS 11.

	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012	2011	2010
	(in millions of reais, except where otherwise indicated)
Income Statement Data:
Net sales	6,878.2	2,597.0	4,586.2	4,563.6	18,063.5	15,336.1
Cost of goods sold	(4,878.2)	(1,825.9)	(3,211.3)	(3,696.2)	(15,150.1)	(13,271.3)
Gross profit	2,000.0	771.1	1,374.9	867.4	2,913.4	2,064.8
Selling expenses	(604.0)	(261.0)	(459.4)	(318.4)	(1,026.1)	(862.7)
General and administrative expenses	(467.0)	(280.5)	(419.5)	(274.5)	(545.4)	(501.7)
Gain on tax recovery program	—	—	—	—	—	270.3
Gain on the de-recognition of subsidiaries to form the JVs	—	—	—	2,752.7	—	—
Other, net	76.3	101.9	173.7	(21.7)	(33.8)	37.5
Operations income / (expenses)	(994.6)	(439.5)	(705.2)	2,138.1	(1,605.3)	(1,056.5)
Income before financial results, equity income of associates and income taxes	1,005.4	331.6	669.7	3,005.5	1,308.1	1,008.3
Equity income of investees	247.5	461.2	674.3	388.6	25.2	4.2
Financial results, net	(713.7)	(243.3)	(423.1)	(259.1)	(151.1)	493.4

Income before income taxes	539.2	549.5	920.9	3,135.0	1,182.2	1,505.9

Income taxes:
Current		(130.0)		(72.3)		(100.1)		(58.7)		(85.4)		(78.4)
Deferred		90.8		85.2		(26.3)		(960.4)		(329.1)		(344.9)
		(39.2)		12.9		(126.4)		(1,019.1)		(414.5)		(423.3)
Profit from continuing operations		500.0		562.4		794.5		2,115.8		767.8		1,082.6
Profit from discontinued operation, net of tax		—		142.2		138.9		64.2		—		—
Net income for the year		500.0		704.6		933.5		2,180.1		767.8		1,082.6
Net income for the year attributable to non-controlling interests		(377.4)		(368.9)		(509.4)		(1,003.7)		(296.7)		(376.4)
Net income for the year attributable to owners of the Company		122.6		335.7		424.1		1,176.4		470.9		706.1

Statement of Financial Position Data:
Cash and cash equivalents		1,509.5		1,470.0		1,544.1		1,036.2		1,271.8		1,110.8
Securities		88.0		—		105.9		—		—		—
Inventories		312.0		288.3		275.7		151.0		670.3		612.7
Biological assets		—		—		—		—		1,561.1		963.2
Property, plant and equipment		1,271.9		1,142.6		1,178.3		1,656.1		7,980.5		6,114.5
Intangible assets		10,078.0		10,406.9		9,614.9		1,469.4		3,889.6		3,825.4
Total assets		28,615.7		25,035.9		27,521.0		15,864.1		18,614.0		16,417.2
Current liabilities		2,650.7		2,578.4		2,987.1		602.9		2,380.8		2,086.2
Non-current liabilities
Loans and borrowings		9,093.0		7,267.0		8,508.0		2,077.4		6,274.9		5,136.5
Provision for judicial demands		722.5		829.0		825.7		764.3		666.3		612.0
Equity attributable to owners of the Company		5,886.3		5,850.9		5,997.3		5,564.3		4,560.9		4,195.5
Equity attributable to non-controlling interests		7,433.5		7,331.0		7,208.7		3,862.3		2,767.8		2,296.4
Total equity		13,319.8		13,181.9		13,206.0		9,426.6		7,328.7		6,491.9

Other Financial Data:
Depreciation and amortization		439.1		175.4		334.8		260.9		1,359.0		1,127.9
Net debt (1)		7,310.4		6,768.0		6,722.3		1,046.5		5,285.7		4,261.7
Working capital (2)		913.3		542.1		456.3		1,297.0		1,099.8		1,312.5
Cash flow provided by (used in):
Operating activities		1,148.5		103.1		283.1		652.0		2,327.2		2,175.8
Investing activities		(523.1)		(2,866.8)		(2,710.6)		(1,180.2)		(3,145.7)		(2,435.3)
Financing activities		(673.4)		3,198.2		2,931.3		276.8		980.7		317.9
Earnings per share from continued (basic )	R$	0.46	R$	1.26	R$	1.27	R$	4.23	R$	1.74	R$	2.61
Earnings per share from continued (diluted)	R$	0.33	R$	1.26	R$	1.06	R$	4.23	R$	1.74	R$	2.61
Earnings per share from discontinued (basic)		-	R$	0.02	R$	0.33	R$	0.15		-		-
Earnings per share from discontinued(diluted)		-	R$	0.02	R$	0.33	R$	0.15		-		-
Number of shares outstanding		270,687,385		270,687,385		270,687,385		270,687,385		270,687,385		270,687,385

Declared dividends (millions of reais)		328.3		153.7		468.9		141.0		220.1		44.0
Declared dividends (millions of U.S. dollars)	US$	140.1	US$	75.2	US$	232.8	US$	77.4	US$	135.1	US$	24.7
Declared dividends per share (reais)	R$	1.24024	R$	0.57247	R$	1.77156	R$	0.53130	R$	0.82947	R$	0.16573
Declared dividends per share (U.S. dollars)	US$	0.52943	US$	0.28014	US$	0.87971	US$	0.29160	US$	0.50919	US$	0.09305

Other Operating Data:
Crushed sugarcane (in million tonnes)		61.4		56.2		56.2		52.9		54.2		50.0
Sugar production (in million tonnes)		4.5		4.2		4.2		3.9		3.9		3.5
Ethanol production (in billion liters)		2.0		1.9		1.9		1.9		2.2		1.8
Volume of fuel sold (in million liters)		17,903.0		16,656.3		21,967.4		18,526.3		6,076.9		5,490.6
Sugar elevated (Rumo) (in million tonnes)		7.0		6.4		8.6		7.8		7.5		8.1
Natural Gas (Comgás) (in million m³)		4,089.9		926.3		2,293.3		—		—		—
Volume of lubricants and base oil sold (in million liters)		243.1		214.0		286.6		216.7		166.4		130.8

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and derivatives on debt and CTNs - Brazilian Treasury bills (only for 2011 and 2010) recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(2)	Working capital consists of total current assets less total current liabilities.

The table below provides a reconciliation of Net debt, a non-GAAP measure:

	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012	2011	2010
	(in millions of reais, except where otherwise indicated)
Current loans and borrowings	1,050.9	1,139.7	1,608.4	83.5	957.1	839.5
Non-current debt	8,042.1	7,267.0	6,899.6	1,993.9	6,274.9	5,136.6
Total	9,093.0	8,406.7	8,508.0	2,077.4	7,232	5,976.1
Cash and cash equivalents	1,509.5	1,470.0	1,544.1	1,036.2	1,271.8	1,110.8
Securities	88.0	—	105.9	—	—	—
	1,597.5	1,470.0	1,650.0	1,036.2	1,271.8	1,110.8
Special Program for Agricultural Securitization - PESA (debt)	—	—	—	—	(674.5)	(603.6)
Derivatives on debt	(185.0)	(168.7)	(135.8)	5.3	—	—
Net debt	7,310.4	6,768.0	6,722.3	1,046.5	5,285.7	4,261.7

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

Year	Period-end	Average(1)	Low	High
March 31, 2010	1.781	1.785	1.764	1.823
March 31, 2011	1.629	1.666	1.628	1.690
March 31, 2012	1.822	1.699	1.534	1.901
December 31, 2012	2.044	2.006	1.822	2.112
March 31, 2013	2.014	2.004	1.822	2.112
December 31, 2013	2.343	2.160	1.953	2.446

Month	Period-end	Average(2)	Low	High
November 2013	2.325	2.295	2.243	2.336
December 2013	2.343	2.345	2.310	2.382
January 2014	2.426	2.382	2.333	2.440
February 2014	2.333	2.383	2.333	2.423
March 2014	2.263	2.325	2.260	2.364
April (through April 28, 2014)	2.237	2.233	2.197	2.281

Source:  Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

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

Raízen Energia may explore growth opportunities in the future. We do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to potential projects. As a result, we may not complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. In addition, we may be unable to obtain the required financing for these projects on satisfactory terms, or at all.

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

Our current total installed energy cogeneration capacity is approximately 934 MW, which is used to generate energy for our own industrial operations and to sell surplus energy to third parties. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to acquire new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

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

Raízen Energia and Raízen Combustíveis face significant competition, which may adversely affect our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than us. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Biosev (the second largest ethanol and sugar producer in Brazil), Tereos - Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil that market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or Copersucar. During the 2011/2012 harvest, Copersucar was comprised of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

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

We are required to meet certain requirements to renew our concession agreements, and although our expectations is that we will meet these requirements, we cannot assure you that our concession agreements will be renewed, or that they will be renewed on the same terms. If our concession agreements are not renewed, or are renewed with less favorable terms, our business, financial condition and results of operations will be negatively affected.

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

Governmental authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 25%). Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material and adverse effect on our business and financial performance.

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

In addition, petroleum and petroleum products have historically been subject to price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or Vehicular Natural Gas. However, given that Petrobras, the only supplier of oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results, which are not linked to international prices.

We may not be successful in reducing operating costs and increasing operating efficiencies.

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance.  We may not be able to achieve the cost savings that we expect to achieve, depending on several factors, including the increase in the price of the necessary resources to our economic activity.

Given the highly competitive markets in which we operate, with prices often being defined from the global offering, it is highly likely that we will not pass on increases in material costs in our selling price, adversely affecting our financial performance.

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

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content. In addition, our business is subject to seasonal trends based on the sugarcane growing cycle in the central-south region of Brazil. The annual sugarcane harvesting period in the central-south region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on

December 31. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business and financial performance.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is our principal raw material used for the production of ethanol and sugar. As of December 31, 2013, sugarcane purchased from suppliers accounted for 50% of our total sugarcane crushed. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2013, we also leased approximately 500.0 hectares to produce our own sugarcane in contracts with an average term of fourteen years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

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

In the transition period ended December 31, 2013, our net sales from exports represented 5% of our total net sales, while in the fiscal year ended March 31, 2013, our net sales from exports represented 6% of our total net sales.

In the transition period ended December 31, 2013, our net sales from sugar exports were R$2,458.1 million, representing 36% of our total net sales, and in the fiscal year ended March 31, 2013, our net sales from sugar exports were R$3,454.8 million, representing 41% of our total net sales for the period. Also in the transition period ended December 31, 2013, our net sales from exports of ethanol were R$1,427.8 million, representing 21% of our total net sales for the period and in the fiscal year ended March 31, 2013, our net sales from ethanol exports were R$1,985.0 million, representing 23% of total net sales for the period.

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

We, through our subsidiary Cosan Lubrificantes e Especialidades, or CLE are the exclusive manufacturer and distributor of lubricant products in Brazil based on formulas provided to us from ExxonMobil under the Master Lubricants Agreement, which expires on December 1, 2018. The termination or failure to renew the Master Lubricants Agreement, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

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

Our subsidiary Rumo Logística entered into long term contracts with ALL, that provides for Rumo Logística to make investments to expand ALL’s rail transport capacity in exchange for ALL transporting raw sugar and other derivatives. The contracts provide that Rumo Logística will invest approximately R$1.5 billion by March 31, 2014, (with the remaining balance as of December 31, 2013 being approximately R$209.0  in a rail transport system, to be supported by ALL’s operations, with investments in (1) the duplication, expansion and improvements to the railway line and the yards in the Bauru-Santos/São Paulo railway corridor, sharply increasing its operating capacity; (2) the acquisition of locomotives and hopper railcars; and (3) the construction and expansion of terminals. In return, ALL will provide transport services, guaranteeing (1) a minimum volume curve; (2) competitive tariffs in comparison with truck transport; (3) management of locomotive and wagon suppliers; and (4) payment of rent on equipment in proportion to the actual volume of the product transported. In the event Rumo Logística is not able to originate the volume of sugar to be transported, we may not receive the contractual fees, which could impact negatively the return of invested capital.

Furthermore, ALL has been unable to meet the quantities of sugar transport requested by Rumo, and during the transition period ended December 31, 2013, ALL initiated legal proceedings against Rumo claiming that some of the terms and conditions of the long term contracts are unfair. See “Item 8 – Legal Proceedings.”

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

We are involved in a significant number of tax, civil and labor proceedings as to which, at December 31, 2013, we recorded a provision totaling R$722.5 million and had net of judicial deposits or restricted bank accounts totaling R$361.6 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

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

We have not included in this transition report financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.

The Joint Venture is a material transaction. However, we have not included any historical financial information in this transition report regarding Shell or the fuel distribution assets that Shell contributed to the Joint Venture prior to the formation of the Joint Venture in June 2011.  Investors are therefore cautioned that the nature of the assets contributed by Shell to the Joint Venture and other aspects of the Joint Venture may have a material adverse effect on us.

With respect to the results of Raízen our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis they are evaluated by the management of Raízen, which is on a 100% basis.  Accordingly, unless the context requires otherwise, information pertaining to Raízen Energia and Raízen Combustíveis included in this transition report refers to 100% of the operations of these businesses. Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly controlled entities (Joint Ventures) under the new standard.  As such, for the year ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method applied until March 31, 2013, and the accounting for the joint ventures for the fiscal years ended March 31, 2013 and 2012 have been restated for the impacts of retrospectively adopting IFRS 11. The joint ventures in Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the consolidated statement of profit or loss for the years ended March 31, 2011 and 2010 were not impacted by the adoption of IFRS 11.

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

Cosan S.A., its subsidiaries and jointly controlled entities generally invoice their sales in reais, but a substantial portion of Cosan S.A.’s, its subsidiaries and jointly controlled entities net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan S.A.’s, its subsidiaries and jointly controlled entities costs are denominated in reais . As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or IGP-M, a general price inflation index, the inflation rates in Brazil were 11.3% in 2010, 5.1% in 2011, 5.2% in 2012 and 5.5% in 2013. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On December 31, 2013, the exchange rate was R$2.343 per US$1.00.

Because Cosan S.A., its subsidiaries and jointly controlled entities generally invoices its sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the class A common shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the class A common shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

Because a substantial portion of our indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to our indebtedness as of December 31, 2013 was R$3,814.9 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Cosan S.A., its subsidiaries and jointly controlled entities and its customers. These changes include modifications in the rate of assessments and, on occasion, enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In November 2013, a provisional measure was enacted, introducing changes to financial accounting rules and replacing the temporary tax regime, applied during the period of 2008 until 2013, and regulating the transition between the then-applicable Brazilian accounting practices and international IFRS standards. The measure must be approved by the Brazilian Congress before it is effective.

The measure brings changes in the income tax, the tax basis of goodwill on acquisition of shareholdings, fiscal treatment of mergers and acquisitions, present value adjustments in the investee, pre-operational expenses and leases. The new regulations will be effective in 2015, but can be adopted in 2014.

The Company performed an analysis of the provisions of this measure, and concluded that there is no material impact on its financial statements as a result of its application. This analysis will be reassessed by management when the measure is finalized and enacted into law.

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

The sale, or issuance, of a significant number of our common shares may adversely affect the market value of our class A common shares.

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and  96,332,044  class B series 1 common shares are issued and outstanding as of December 31, 2013. Our by-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our commercial name is Cosan. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Presidente Juscelino Kubitschek, 1,327 – 4th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are +55 11 3897-9797 and +55 11 3897-9799, respectively.

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

Also in May 2012, Cosan S.A., through its subsidiary Provence Participações S.A., or Provence, entered into a Stock Purchase Agreement to acquire 60.1% for R$3.4 billion of Companhia de Gás de São Paulo – Comgás, or Comgás from BG Group. Comgás is Brazil’s largest distributor of piped natural gas. Its network reaches over eight thousand kilometers delivering natural gas to more than one million customers in the residential, commercial and industrial segments. The acquisition of Comgás’ controlling stake is part of Cosan’s strategy to expand its presence in the energy business.  On November 5, 2012, we concluded the acquisition of 60.1% stake of Comgás, with full approval from, and no restrictions were imposed by CADE  or ARSESP. As a result of this acquisition, we entered into a shareholders’ agreement with the other principal shareholders of Comgás, Integral Investments B.V. and Shell Brazil Holding BV, subsidiaries of Shell Gas BV of the Shell Group.  Shell Brazil Holding BV, which has a direct and indirect interest in Comgás, corresponding to 18.2% of its share capital, has been granted an option to convert its current stake of 21,805,645 Comgás common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date.

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística submitted to ALL – América Latina Logística S.A. a binding proposal for the incorporation of ALL by Rumo. The Proposal entails the merger of all the shares issued by ALL, of which the current shareholders of Rumo and ALL will be allotted 36.5% and 63.5%, respectively, of the capital stock of the combined company.  The Association is subject to certain conditions precedents, notably the following: (i) Rumo must become registered as a publicly held company and simultaneously join the Novo Mercado segment of BM&FBovespa; (ii) obtain the regulatory approvals from CADE and the National Land Transport Agency (“ANTT”) and (iii) obtain all corporate and third-party approvals required by applicable laws and the bylaws of the companies.

On April 15, 2014, the execution of the Stock Merger is still conditional upon approval by CADE and ANTT, as well as any other Government departments whose prior authorizations might be necessary and other conditions precedent contained in the proposal.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures for the transition period and for the past two fiscal years.  For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

Cosan is one of the largest corporations in Brazil, as ranked by the Exame magazine annual Melhores e Maiores publication, with businesses in strategic sectors to the Brazilian development, such as infrastructure and energy. The following companies are part of the organization: Comgás, Raízen, Rumo, Cosan Lubrificantes and Radar.

Acquired in 2012, Comgás is Brazil's largest natural gas distributor. It has a network of 11,000 thousand kilometers, bringing natural gas to more than 1.1 million residential, commercial and industrial consumers in 70 cities. Its concession area accounts for approximately 27% of Brazil's Gross Domestic Product, covering 177 cities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

Through Raízen, a joint venture between Cosan and Shell created in June of 2011, the company produces more than 2 billion liters of ethanol per year to supply both domestic and international markets and 4 million tons of sugar, with 934 MW of installed capacity - making it one of the world’s largest power generator of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to approximately 4,860 service stations throughout Brazil under the Shell brand, with 850 convenience stores, 58 distribution terminals and presence in 54 airports supplying jet fuel.

In the logistics sector, Rumo is one of the world’s leaders in transport of sugar for exportation and is creating an integrated platform of transport that will significantly increase the efficiency of Brazilian exports.

Through Cosan Lubricants, the company produces and distributes automotive and industrial lubricants. Under the Mobil brand, Cosan operates in Brazil and in three other countries in South America (Bolivia, Uruguay and Paraguay), and also in the UK, with Comma.

With Radar, the company focus in exploring new opportunities in agricultural properties with high potential for appreciation in Brazil, acquiring and leasing them to large operators in the sector for cultivation of sugarcane, soybeans, corn and cotton.

Cosan S.A. ("CSAN3") is listed since 2005 in the highest level of corporate governance "Novo Mercado" on the BM&FBovespa and Cosan Limited ("CZZ") is listed since 2007 on the NYSE (New York Stock Exchange).

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of approximately 4,860 Shell-branded retail service stations, 58 distribution terminals and 54 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 24% market share in Brazil in terms of volume of fuel sold in the twelve months ended December 31, 2013, according to Sindicom.

Raízen Combustíveis Highlights	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012
Service stations	4,860	4,600	4,700	4,600
Fuel sold (billion liters)	17.9	16.7	22.0	18.5
Ethanol sales (R$ million)	2,330.2	1,743.6	2,401.6	2,117.9
Gasoline sales (R$ million)	14,829.1	13,282.0	17,688.8	14,674.4
Diesel sales (R$ million)	16,261.7	13,380.6	17,844.4	14,051.4
Jet Fuel sales (R$ million)	3,724.6	3,726.8	5,003.9	3,632.0
Other Products (R$ million)	434.9	452,1	593.5	603.3
Other services (R$ million)	-	-	-	16.9
Net sales (R$ million) (1)	37,580.6	32,585.1	43,532.2	35,096.1

(1)      Raízen Combustíveis is accounted for under the equity method, and therefore, Net Sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

All of our fuel distribution operations are in the domestic Brazilian market. Our operations are not subject to significant seasonality; however, the price of hydrous ethanol at the pump is typically more volatile than the prices of gasoline or diesel, as a result of the seasonality of the sugarcane harvest and the limited storage facilities for ethanol in Brazil. This in turn impacts the proportion of our revenue mix that is derived from either gasoline or ethanol throughout the year, as consumers who own flex fuel vehicles switch between the two fuels according to the relative price of each.

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

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia, our upstream Joint Venture company whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading. Raízen Energia operates 24 sugar, ethanol and energy cogeneration mills, with a current crushing capacity of 66 million tons of sugarcane per year.

Raízen Energia Highlights	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012
Crushed sugarcane (million tons)	61.4	56.2	56.2	52.9
Sugar volume sold (thousand tons)	3,277.1	3,037.1	4,229.8	3,987.5
Ethanol volume sold (million liters)	1,828.5	1,415.4	2,322.8	2,215.6
Energy sold (MWh)	2,110.8	2,981.1	3,034.8	1,491.3
Net sugar sales (R$ million) (*)	3,127.6	3,177.3	4,354.0	3,912.8
Domestic market	669,5	700.9	899.2	1,217.4
Foreign market	2,458.1	2,476.4	3,454.8	2,695.4
Net ethanol sales (R$ million) (*)	3,143.3	2,190.0	3,299.9	2,871.5
Domestic market	1,715.4	799.4	1,328.4	2,245.1
Foreign market	1,427.8	1,390.6	1,971.5	626.4
Net energy cogeneration sales (R$ million) (*)	376.6	556.6	569.7	235.1
Other products and services (R$ million) (*)	202.9	193.9	244.5	228.0
Raízen Energia net operating revenue (R$ million) (*)	6,850.4	6,117.9	8,468.2	7,247.4

 (*) Raízen Energia is accounted for under the equity method; therefore,  Net Sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “Item 5. Operating and Financial Review and Prospects—A.Operating Results.”

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

Raízen Energia’s sugarcane production is sourced from leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the transition period and last two fiscal years.

	As of and for Nine-Month Period Ended December 31,				For Fiscal Year Ended March 31,
	2013	%	2012 (unaudited)%		2013	%	2012	%
	(millions of tons, except percentages)
Sugarcane harvested from owned	30.4	49.5	28.3	50.4	28.3	50.3	26.5	50.1
Sugarcane purchased from third-parties	31.0	50.5	27.9	49.6	27.9	49.7	26.4	49.9
Total	61.4	100	56.2	100	56.2	100	52.9	100

In accordance with the land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per tonne of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per tonne of sugarcane. The price that we pay for each kilogram of TSR is set by CONSECANA (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo). The price that we pay to third-party sugarcane growers is based on the total amount of sugar content in the sugarcane, measured by the amount of sugar recovered and on the prices of ethanol and sugar sold by each mill.

Our mills have the capacity to crush 66 million tons of sugarcane per year and in the transition period 2013, we crushed 61.4 million tons of sugarcane, or approximately 10.2% of Brazil’s central-south region total sugarcane production. For further information on our sugarcane mills see “Item 4. Information on the Company—D. Property, Plant and Equipment.” The mills that are prepared to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 55% sugar and 45% ethanol to 45% sugar and 55% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heat water that is transformed into steam. Eleven of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the nine-month period ended December 31, 2013 we exported 76.2%, by volume, of the sugar we sold. Rumo Logística handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented approximately 48.5% in transition period 2013 and 43.8% of our ethanol production in transition period 2012. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A., Raízen Combustíveis S.A. and Cia. Brasileira de Petróleo Ipiranga. We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the nine-month period ended December 31, 2013, our largest ethanol customer was Raízen Combustíveis. In the nine-month period ended December 31, 2013, we exported 24.7%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

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

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the nine-month period ended December 31, 2013, producing  2.0 billion liters of ethanol, representing 7.6% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having sold R$3.1 billion including trading in the domestic and foreign markets, exported 0.9 billion liters in the transition period ended December 31, 2013, and exported 1.2 billion liters in the fiscal year ended March 31, 2013.

Cogeneration

Raízen Energia, is one of the world’s largest producers of energy from sugarcane bagasse. We currently have an installed energy capacity of 934 MW per year from our 24 mills, of which 13 mills sold its excess energy to the grid and on the spot market. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights:	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012
Energy sold (MWh)	2,110.8	2,981.1	3,034.8	1,491.3
Net sales (R$ million) (*)	376.5	556.6	569.7	235.1

 (*) Raízen Energia is accounted for under the equity method , therefore, Net Sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See more details in “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy the nine-month period ended December 31, 2013 and, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. Our main customers, besides the energy sold to the Brazilian grid, are utility companies, which together accounted for approximately 40% of our cogeneration sales in the nine-month period ended December 31, 2013. We sold our remaining excess electric energy through energy auctions. In the fiscal years ended December 31, 2013 we sold 1,960.7 MWh of energy to third parties.

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

Electricity Regulation: The Brazilian power industry is regulated by National Electric Energy Agency – ANEEL, an independent federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Mines and Energy, or MME. To perform generation activities, we must obtain authorizations granted by ANEEL or execute concession agreements with the Federal Government through ANEEL. The activities related to generation and commercialization of electricity performed by Raízen Energia are subject to ANEEL’s supervision. Law No. 9,427 dated December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation, governs the imposition of sanctions against the agents of the electricity sector based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self-producers (authorized agents), the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004, as amended from time to time):

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

We are the largest natural gas distributor in Brazil, with approximately 22% market share in Brazil in terms of volume of fuel sold in 2013, according to ABEGAS.  We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast.

Comgás Highlights	As of and for Nine-Month Period Ended December 31, (1)		As of and for Fiscal Year Ended March 31, (1)
	2013	2012 (unaudited)	2013	2012
Natural gas sold (million cbm)	4,089.9	4,071.1	5,456.9	5,258.6
Net sales (R$ million)	4,888.9	4,159.2	6,336.6	5,279.6

(1) These amounts derive from Comgás financial statements for the year ended December 31, 2013 and 2012, considering 12 months, and include amounts prior to the date which Comgás’ results of operations started to be consolidated into the Company’s results of operations. Since the acquisition of Comgás was on November 5, 2012 net sales for the period of five months are recorded in the Company’s income statement for the fiscal year ended March 31, 2013 as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

Lubricants

Cosan Lubrificantes is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil and Comma brands in Brazil, Bolivia, Uruguay, Paraguay, and in specific sales channels in the United Kingdom and Asia.

Lubricants Highlights:	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012
Volume of lubricants sold (thousand liters)	243.1	214.0	286.6	216.7
Net sales (R$ million)	1,185.2	1,059.8	1,417.5	1,037.7

We have a wholly-owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 1.7 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 600 different lubricants, and purchase more than 400 raw materials, including basic oils and additives.

We sell our lubricants products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships. We also produce and sell lubricants for customers such as Toyota, John Deere, Caterpillar, Honda and SKF.

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

Rumo Highlights:	As of and for Nine-Month Period Ended December 31,		As of and for Fiscal Year Ended March 31,
	2013	2012 (unaudited)	2013	2012
Port elevation volume (thousand tons)	7,049.1	6,437.6	8,565.6	7,759.2
Transportation sales (R$ million)	597.5	420.9	549.4	413.4
Loading sales (R$ million)	138.2	113.4	150.0	141.0
Other sales (R$ million)	13.6	10.1	13.3	17.6
Net sales (R$ million)	749.4	544.4	712.8	572.0

Rumo has a long-term agreement with América Latina Logística S.A., or ALL, a railroad concession operator which manages the main railroads between the sugar producing areas of the central-south region of Brazil and the Port of Santos. This agreement provides for the exclusive transportation of raw sugar and other sugar derivatives and the expansion of ALL’s rail transport capacity through investments in ALL’s rail network.

Rumo is the concessionaire of two bulk port terminals at the Port of Santos, which, on a combined basis, is one of the largest bulk port terminals in the world, with a current annual combined loading capacity of 14 million tons, having loaded 7.0 million tons in the nine-month period ended December 31, 2013. We are currently investing in this port terminal to add an additional wharf to increase its capacity from the present capacity of 14 million tons to 19 million tons by 2016. After this expansion, we estimate this port terminal will have the capacity to support 70% of the volume exported by the sugar producers of the central-south region of Brazil. The terminal also has the capacity to store approximately 550,000 tons of sugar. The port facility serves clients, including Raízen Energia, EDF&Man, Sucden, Bunge, Coimex, Cargill, Louis Dreyfus Commodities and Noble among others, in the transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the state of São Paulo’s Port Authority, the concession granted to operate initiated in 2016 and extended to 2036.

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

Radar (Agricultural Land Development)

Our agricultural land development operations are run through Radar, a company focused on maximizing earnings from agricultural real estate assets by leveraging our unique market intelligence to acquire rural properties with high expected appreciation potential for subsequent leasing or resale.  Since its founding in 2008, Radar has invested R$1.4 billion in land, which has been leased for sugarcane, soybean, corn and cotton farming.  Radar currently manages approximately 232,000 hectares of land in the states of São Paulo, Goiás, Mato Grosso, Mato Grosso do Sul, Maranhão, Bahia and Piauí. Radar recorded R$54.8 million in revenues for the nine-month transition period ended December 31, 2013.

On July 14, 2012, we began consolidating the financial information of our subsidiary Radar Propriedades Agrícolas S.A.  The consolidation was a result in the change in Radar’s bylaws and shareholders’ agreement and as a result we report a new business line in our financial information that was previously recognized by equity accounting.

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

•	Land Ownership: The Constitution defines land ownership rights for companies and Radar’s business is subject such rights.

•	Brazilian Forestry Code: We are subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obliges us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the total area of such land. The responsibility of maintaining the legal reserve and permanent preservation areas are both the land owner’s (Radar) and the land operator’s responsibilities (tenants).

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the five major distributors increasing their combined market share from 65.2% in 2000 to 99.5% in 2013.  The top-four distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga and Texaco brands, Raízen, through Shell and AleSat Combustíveis S.A., a domestic Brazilian fuel distribution company. The principal competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Shell will bring.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet for the generation of fuel ethanol.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the past decade. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 300 sugar mills and 100 company groups participating.

We also face competition from international sugar producers. We are the largest sugar producer in Brazil and one of the largest sugar producers in the world with 4.5 million tons of sugar produced in the 2013/2014 harvest, compared to British Sugar (1.2 million tons of sugar produced in the 2011/2012 harvest) and Südzucker AG of Germany (with 4.9 million tons of sugar produced in 2012/2013 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

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

Logistics

Since its creation, Rumo, our logistics Company, has always been committed to excellence and efficiency of its operations, which allowed it, in just five years, to become one of the global leaders in logistics for sugar export. Rumo invested more than R$1.5 billion for sugar to be predominantly transported by rail, instead of by road freight. To do this project, Rumo has an exclusive agreement with ALL - América Latina Logistics, for its rail network to transport sugar from the countryside to our terminals in Port of Santos. As part of the agreement, Rumo has provided ALL with funds to invest in doubling the capacity of the railroad between the city of Sumaré and the top of the Serra do Mar, before the descent to the Port of Santos.

In the Brazilian rail transport market, participators act as logistics operators in their regions, according to public concessions granted by ANTT (the Brazilian Transports Regulatory Agency), which act as barriers to entry for new competitors, as the concession to operate in a region is granted to only one operator. There are no parallel railways with different operators, therefore the main competitors in this market utilize road transport, since they can compete for the same cargo transported by the railroad, and the best conditions for the client determine the mode of transportation to be used.

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

A list of the Company’s subsidiaries is included in note 3 of our audited consolidated financial statements for transition period of December 31, 2013 and fiscal years ended March 31, 2013 and March 31, 2012. See also Exhibit 8.1 to this transition report.

Up until the adoption of IFRS11 – Joint Arrangements (“IFRS 11”), these investments were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in the transition period ended December 31, 2013, these investments are accounted for under the equity method. The Joint Venture consists of three separate legal entities:

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

•
Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. The resulting company has a network of approximately 4,860 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•
Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 17 of our audited consolidated financial statements for the nine-month period ended December 31, 2013 and fiscal years 2013 and 2012.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 58 distribution terminals to approximately 4,860 service stations throughout Brazil under the Shell brand and also has 54 airport terminals supplying aviation fuel.

Raízen Energia

Raízen Energia operates 24 mills with a crushing capacity of 66 million tons and 934 MW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of over 9,000 thousand kilometers, supplying natural gas to over one million residential, commercial and industrial consumers in 70 cities.  Its concession area accounts for approximately 27% of Brazil’s gross domestic product, covering 177 municipalities in the metropolitan regions of São Paulo, Campinas, Santos and the Paraíba Valley.

Cosan Lubricants

Cosan Lubricants has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 1.4 million barrels of lubricants per year, storage capacity for base oils and lubricants (195,000 barrels) and a pier facility for docking ships of up to 20,000 tons.

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

Radar

Radar is one of the largest private landowners in Brazil, with a portfolio of approximately 107 thousand hectares of agricultural land (approximately 265 thousand acres) appraised to be worth R$2.6 billion as of December 31, 2013.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Energia

Brownfield Projects

Raízen has brownfield projects under review until the 2017/18 harvest on mills totaling R$1.6 billion which we estimate will expand our annual sugarcane crushing capacity by the 2017/2018 harvest:

Mill	Estimated completion date	Current crushing capacity	Future crushing capacity	Increase	Investments
	(in million tons per year)				(in million of reais)
Caarapó	2014	2.3	4.4	2.1	388.0
Paraalcool	2015	1.1	2.6	1.5	259.7
				3.6	647.7

Logum - ethanol pipeline

Logum Logística S.A. is the company responsible for construction and operation of the Ethanol System Logistics (logistics, loading, unloading, handling and storage, operation of ports and terminals and inland waterway) that involve multimodal transport: pipelines, waterways (barges), highways (tankers) and coastal (vessels). With major investments, Logum will cross 45 municipalities, linking the main ethanol producing regions in the states of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul to the main points of storage and distribution in Paulínia (upstate São Paulo). Part of this integrated system will consist of a long distance runner, of about 1,300 km (880 miles), which will connect the regions of Jataí (state of Goías) and Paulínia (state of São Paulo). The estimated investment for construction is R$7.0 billion (mostly financed through BNDES) and the first phase of the project (Ribeirão – Paulinia) started operating in 2013. The expected annual capacity is 21 billion liters of ethanol.

Raízen owns 20% of Logum along with five other companies as follows: Copersucar (20%), Odebrecht (20%), Petrobras (20%), Camargo Correa (10%) and Uniduto (10%).  Raízen Energia holds a 46,5% equity interest in Uniduto.

Comgás

Comgás has been investing in its network expansion and in the nine-month period ended December 31, 2013, invested R$ 678 million, of which approximately 63% was earmarked for programs to expand the distribution network to previously untapped regions. In 2014, we expect to invest approximately R$780 million (in the twelve-month period), of which approximately 65% is associated with expansion programs and approximately 35% is related to network support investments in order to reinforce, restore and renovate the existing distribution network.

Rumo

Railway

Rumo Logística is investing to duplicate the rail network from Itirapina to the Santos Port and increase railway capacity. From April to December 2013 Rumo invested R$ 98.3 million in this project.

Santos Port

In order to increase elevation capacity at the Port terminal, Rumo is building the cover of the south terminal berth to be able to keep it operating under rain. The total CAPEX for this project is estimated at R$ 88.0 million and expected to be operational by the 1st half of 2015. Rumo invested R$ 6,6 million in this project in the nine-month period ended December 31, 2013.

To optimize the railway discharging operation Rumo has built a high-capacity facility that will be able to discharge 18 railcars per hour. The equipment is already operating and consumed R$ 24.3 million in 2013 out of a total investment of R$ 49.7 million.

For other expansion projects and maintenance at the Port Rumo invested R$ 54.8 million in 2013.

Transshipment centers

In the transshipment centers (Sumaré, Itirapina, Jaú,) Rumo invested a total amount of R$ 14.1 million in 2013.

Radar

Radar is continuously investing in agricultural land and has made total investments of R$1.4 billion in land purchases since 2008. The company has a current land portfolio of approximately 107 thousand hectares (approximately 265 thousand acres) appraised to be worth R$2.6 billion as of December 31, 2013.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2013 and March 31, 2013 and 2012 and for the nine-month period ended December 31, 2013 and years ended March 31, 2013 and 2012, which is included in this transition report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

We are also presenting the unaudited consolidated statement of profit and loss for the nine-month period ended December 31, 2012, which is presented solely for the purpose of providing meaningful comparison with the transition period ended December 31, 2013. This is derived from our interim financial information adjusted for the impact of retrospectively adopting IFRS11.

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

•
a discussion of our results of operations for the transition period ended December 31, 2013 compared to the nine-month period ended December 31, 2012 (unaudited), and a discussion of the fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012;

•
a discussion of our liquidity and capital resources, including our working capital at December 31, 2013, our cash flows for the transition period ended December 31, 2013 and the year ended March 31, 2013, and our material short-term and long-term indebtedness at December 31, 2013; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the transition period ended December 31, 2013 and the fiscal years ended March 31, 2013 and 2012. We use IFRS as issued by the IASB for financial reporting purposes. Our audited consolidated financial statements include the financial statements of Cosan Limited and its subsidiaries. Investments in entities in which the Company does not have control but either jointly controls or has significant influence over managing the business, are accounted for using the equity method. The results of operations of Raízen Energia and Raízen Combustíveis, our Joint Ventures, are accounted for using the equity method, under IFRS 11 – Joint Arrangements, which was adopted by the Company in the transition period ended December 31, 2013, and applied retrospectively. For further details on the impacts of adopting IFRS 11, see note 4 of our financial statements. Intercompany accounts and transactions are eliminated upon consolidation.

The discussion in this section is based in the transition Fiscal Year Ended December 31, 2013 compared to the Unaudited nine ended December 31, 2012 and based in the fiscal years ended December 31, 2013 and March 31, 2012.

Business Segments and Presentation of Segment Financial Data

The Company presents seven reportable segments:

(1)  Raízen Energia, production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology.

(2)  Raízen Combustíveis, distribution and marketing of fuels, mainly through a franchised network of service stations under the brand "Shell" and "Esso" throughout Brazil;

(3)  Rumo, logistics services for transportation, storage and port handling, mainly for sugar products;

(4)  Radar, purchase, sale and leasing of agricultural land for the farming of sugarcane, soybean, corn and cotton;

(5)  Comgás, distribution of piped natural gas under a concession covering part of the State of São Paulo;

(6)  Lubricants, the manufacturing and distribution of lubricants; and

(7)  Cosan’s others business, other investments, in addition to the corporate activities of the Company.

Following the adoption of IFRS 11 – Joint Arrangements, as of April 1, 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position,  consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the result from these businesses are accounted for under the line item “Equity in income of jointly controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

 For this, the presentation of financial segment data for fiscal year 2012 has been reclassified in accordance with IFRS 5 in regard of our sugar retail business, Cosan Alimentos, was previously reported as a separate segment, and now is presented as discontinued operations. Segment information is basically prepared in accordance with IFRS as issued by the IASB, except that the Company’s senior management continues to review segment information of 100% of the results of Raízen Energia and Raízen Combustíveis, even though as a result of the adoption of IFRS 11, the Company accounts for these investments under the equity method. A reconciliation of these segments to the Company’s financial information is presented in note 5 to the consolidated financial statements for the nine-month period ended December 31, 2013 and fiscal years ended March 31, 2013 and 2012.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates. Such estimates and underlying assumptions are reviewed on an ongoing basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows:

Business combinations. When the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities, it is accounted for as a subsidiary and consolidated into the financial statements. We consider we have control over Radar, without owning majority of the common shares, as Cosan’s rights under the Shareholders’ Agreement provides Cosan with the ability to direct all relevant activities of Radar and have a majority say in the key financial and operating decisions of Radar. In addition, the vast majority of the rights of the non-controlling shareholders were considered protective in nature. Cosan is also able to appoint a majority of the members of the Board of Directors and has outstanding warrants against the non-controlling shareholders which are currently exercisable and enable Cosan the ability to purchase an additional 20% participation in Radar.

Property, plant and equipment and intangible assets, including Goodwill. Depreciation and amortization of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and property, plant and equipment. Also, an annual impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. For further detail see notes 16 and 17 of our consolidated financial statements attached hereto.

Deferred tax and social contribution. A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning options.

Other non-current asset. The Company has recognized a receivable in relation to a lawsuit filed against the Federal Government, claiming indemnification due to price controls, which receipt is virtually certain, as the Supreme Court passed final judgment and the Federal Government is unable to appeal. For further detail see note 22 of our consolidated financial statements attached hereto.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included below:

Trade receivables - Estimate of receivable from contract under arbitration. The Company is a defendant in legal action initiated by América Latina Logística (“ALL”), a supplier of rail transport and lessee of rolling stock, in relation to the investment and transportation contracts entered into in 2009. The Company has requested arbitration to enforce its contractual rights and for ALL to comply with the terms of the agreements. Services for rail transport continue to be provided by ALL.

The amounts recorded as revenue and as a receivable are for the services provided under the terms of the contract, and represent management´s best estimate of the inflow of economic benefit, and backed by guarantees provided by ALL. However, the result of the arbitration may be a settlement that is materially higher or lower than the amounts recorded in the financial statements as trade receivables.

Fair value of derivatives and other financial instruments. When the fair value of financial assets and liabilities recorded in the consolidated financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions on these factors could affect the reported fair value of financial instruments.

Pension and other post-employment benefit plans. The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

Share-based payments. Cosan S.A. measures employees’ share-based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

Provisions for legal proceedings recognized on business combination transactions. Provisions for legal proceedings resulting from business combinations are estimated at fair value. Contingent consideration payables resulting from business combinations are estimated at fair value, with changes in fair value recognized in profit or loss.

Principal Factors Affecting Our Results of Operations

In addition to the factors that are described in “Item 4. Information on the Company—B. Business Overview,” our results of operations have been influenced and will continue to be influenced by the following key factors:

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and infrastructure businesses, for this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations to become a vertically integrated energy and infrastructure company. As a result, our net sales and gross profit have increased significantly.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	SugarNY11 (US$/lb)
	For the Nine-Month Period Ended		For Fiscal Year Ended
	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Initial quote	0.1959	0.2325	0.2458	0.2744
Closing quote	0.1705	0.2034	0.1766	0.2471
Daily average quote	0.1802	0.2111	0.2007	0.2563
Monthly average quote	0.1789	0.2092	0.2005	0.2542
High quote	0.1959	0.2325	0.2458	0.3134
Low quote	0.1659	0.1970	0.1766	0.2047

Source: NYBOT; prices from the 1st Generic Future.

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ (US$/thousand liters)
	For the Nine-Month Period Ended		For Fiscal Year
	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Initial quote	603.00	663.10	663.10	890.30
Closing quote	541.90	553.80	597.00	667.40
Daily average quote	529.01	540.99	555.91	705.80
Monthly average quote	530.26	542.34	556.50	703.07
High quote	649.80	663.10	663.10	922.80
Low quote	452.50	494.90	494.90	597.50

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ (US$/thousand liters)
	For the Nine-Month Period Ended		For Fiscal Year Ended
	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Initial quote	663.00	705.90	705.90	1,219.70
Closing quote	616.40	651.10	663.40	709.40
Daily average quote	601.83	625.19	636.37	840.11
Monthly average quote	602.51	625.69	636.57	832.68
High quote	698.50	705.90	705.90	1,726.50
Low quote	508.80	545.80	545.80	666.00

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol (R$/thousand liters)
	For the Nine-Month Period Ended		For Fiscal Year Ended
	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Average Unitary Price	1.298	1.653	1.627	1.406

Source: Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia, a significant proportion of natural gas purchase of  Comgás, and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars. Therefore a depreciation of the real against the U.S. dollar would have the effect of increasing our sales in Raízen Energia, and increasing our costs of sales in Comgás and CLE. An appreciation of the real against the U.S. dollar would have the opposite effect.

A significant proportion of our debt is denominated in U.S. dollars. A depreciation of the real against the U.S. dollar would increase our debt burden and our related financial expenses. However, we have receivables and other financial assets denominated in U.S. dollars, which would partially offset the impact that a depreciation of the real would have on our financial position. An appreciation of the real against the U.S. dollar would have the opposite effect.

Seasonality

Raízen Energia is subject to seasonal trends based on the sugarcane growing cycle in the Center-South region of Brazil. The annual sugarcane harvesting period in south-central region of Brazil begins in April / May and ends in November / December. This creates variations in inventory, which is usually high in November to cover sales between harvest (i.e. from December to April) and a degree of seasonality in gross profit from sales of ethanol and sugar significantly lower in the quarter ending December 31. This seasonality also impacts our sugar logistics segment, Rumo, by concentrating demand for transport to the Port of Santos during the peak months of the sugarcane harvest. None of our other business segments are subject to significant seasonal trends.

Inflation

Inflation rates in Brazil were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013 as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

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

Cost Structure

Our cost structure for Raízen Energia may be divided into costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As 5% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

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

Our cost structure for other segments Lubricants and Radar are affected by the cost of imported base oil imported and additives for lubricants, and the cost of sales of land.

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

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion of our results of operations is for the transition period ended December 31, 2013 compared to the nine-month period ended December 31, 2012 (unaudited), and a discussion of the fiscal year ended March 31, 2013 compared to fiscal year ended March 31, 2012.

The change in the various components consists of the following:

Transition Period Ended December 31, 2013 Compared to Unaudited Nine-Month Period Ended December 31, 2012

Consolidated Results

The following table sets forth our consolidated income statement for the transition period ended December 31, 2013 and nine-month period ended December 31, 2012 (unaudited):

	As of and for Nine-Month Period Ended December 31,
	2013	2012 (unaudited)	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	6,878.2	2,597.0	165%
Cost of goods sold	(4,878.2)	(1,825.9)	167%
Gross profit	2,000.0	771.1	159%
Selling expenses	(604.0)	(261.0)	131%
General and administrative expenses	(467.0)	(280.5)	66%
Other, net	76.3	101.9	(25)%
Gain on the de-recognition of subsidiaries to form the JVs	—	—	0%
Operations income / (expenses)	(994.6)	(439.5)	126%
Income before financial results, equity income of associates and income taxes	1,005.4	331.6	203%
Equity income of associates	5.5	71.9	(92)%
Equity income of jointly controlled entities	242.0	389.3	(38)%
Financial results, net	(713.7)	(243.3)	(193)%
Profit before income taxes	539.2	549.5	(2)%
Income taxes (Current)	(130.0)	(72.3)	80%
Income taxes (Deferred)	90.8	85.2	7%
Total income taxes	(39.2)	12.9	(405)%

Profit from continuing operations	500.0	562.4	(11)%
Profit from discontinued operations, net of tax	—	142.3	(100)%
Net income for the year	500.0	704.6	(29)%
Net income attributable to non-controlling interests	377.4	368.9	2%
Net income attributable to owners of the Company	122.6	335.7	(63)%

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

The table below presents a breakdown of our net sales for the transition period ended December 31, 2013 and nine-month period ended December 31, 2012 (unaudited):

	As of and for Nine-Month Period ended December 31,
	2013	2012 (unaudited)	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	6,850.4	6,117.9	12%
Sugar	3,127.6	3,177.3	(2)%
Ethanol	3,143.3	2,190.0	44%
Cogeneration	376.6	556.6	(32)%
Other	202.9	193.9	5%

Raízen Combustíveis (1)	37,580.6	32,585.1	15%
Fuel	37,553.2	32,574.5	15%
Other	27.4	10.6	158%

Rumo	749.4	544.4	38%
Port handling	138.2	113.4	22%
Logistics	597.5	420.9	42%
Other	13.6	10.1	35%

Radar (2)	54.7	36.5	50%
Property sale	5.7	4.7	21%
Land lease	49.0	31.8	54%

Comgás (3)	4,888.9	951.2	414%
Industrial	3,065.6	589.0	420%
Residential	522.6	89.1	486%
Thermo generation	212.1	64.0	232%
Cogeneration	187.5	44.3	323%
Automotive	151.2	32.5	365%
Commercial	186.9	35.6	425%
Construction revenue	536.5	94.9	465%
Other	26.5	1.8	1382%

Lubricants	1,185.2	1,059.8	12%
Lubricants (CLE)	1,040.2	928.9	12%
Basic Oil	137.3	130.9	5%
Other	7.7	-	100%

	As of and for Nine-Month Period ended December 31,
	2013	2012 (unaudited)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	6,850.4	6,117.9	12%

Cosan’s other business	0.0	5.1	(99)%

IFRS 11 – Deconsolidated and eliminations (1)	(44,431.0)	(38,703.0)	14%

Net sales	6,878.2	2,597.0	165%

(1)
Includes 100% ofthese entities’ net sales which upon the application of IFRS 11, results of these investments is recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the nine months ended December 31, 2013 and fiscal years ended March 31, 2013 and 2012.

(2)	Segment created from the gain control on the Radar and its subsidiaries in July 14, 2012.

(3)	Segment created from the acquisition of Comgás in November 5, 2012.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the transition period ended December 31, 2013 increased from R$6,117.9 million, or 12%, to R$6,850.4 million, as compared to the previous period, primarily due to increased sales volumes of sugar by 8% and offset by a decrease in the average sugar sales price by 9%, and  increased sales volumes of ethanol by 42% partially offset by a decrease in the average sales price by 21%.

Raízen Combustíveis

Raízen Combustíveis’ sales in the transition period ended December 31, 2013 increased from R$32,585.1 million, or 15%, to R$37,580.6 million, as compared to the previous the period, primarily due to increased sales volume by 8%  and due to the increase of average sales prices of 7%.

Rumo (Logistics)

Rumo’s sales in the transition period ended December 31, 2013 increased by R$205.0 million, or 38%, to R$749.4 million, as compared to the previous period, primarily due to increased transportation volume.

Revenue from transportation increased by R$176.6 million, or 42%, to R$597.5 million, primarily as a result of the increased sugar volumes transported by 19%, and due to the increase of average prices by 19% and adjustments to maintain contractual balance in rail transportation together with ALL, Rumo’s partner in transportation.

Loading sales revenue increased by R$24.8 million, or 22%, to R$138.2 million in the nine-month period ended December 31, 2013, as compared to the previous period, due to an increase in volume to 7,049.1 thousand tonnes in the transition period ended December 31, 2013, representing an increase of 9% as compared to the period ended December 31, 2012.

Radar

Radar’s revenues derived from investments in agricultural properties and the leasing of land in Brazilian rural markets totaled R$54.7 million in the transition period December 31, 2013. This represented a 50% increase as compared to the previous period, mainly due to the prior period only including six months of results of operations as the segment was created as a result of the gain of control of Radar in July, 2012.

Comgás

Comgás’ revenues in the transition period ended December 31, 2013 amounted to R$4,888.9 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo, an increase of 414% as compared to the nine-month period ended December 31, 2012, mainly due to the fact that Comgás business was acquired in November 2012, therefore, the nine-month period ended December 31, 2012 only include two months of the results of operations of Comgás subsequent to the acquisition.

Lubricants

Our Lubricants businesses comprise of our lubricants and specialties business and other operations.

The net revenue of Lubricants was R$1,185.2 million in the nine-month period ended December 31, 2013 resulting in an increase of 12% compared to the nine-month period ended December 31, 2012, primarily due to increased basic oil volume. Sales volume increased 14% in the nine-month period ended December 31, 2013, to 243.1 million liters, which was partially offset by a 2% decrease in the average sales price.

Cost of Sales and Services

Cost of Sales and Services	As of and for Nine-Month Period Ended December 31,
	2013	2012 (unaudited)	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(5,590.0)	(4,791.0)	17%

Raízen Combustíveis (1)	(35,664.6)	(30,847.4)	16%

Rumo	(447.4)	(325.4)	38%

Radar	(6.1)	(1.7)	248%

Comgás	(3,524.2)	(705.9)	399%

Lubricants	(900.5)	(792.8)	14%

Cosan’s other business	-	-	0%

IFRS 11 – Deconsolidated and eliminations (1)	41,254.6	35,638.6	16%

Cost of sales and services	(4,878.2)	(1,825.9)	167%

(1)
Includes 100% ofthese entities’ net sales which upon the application of IFRS 11, results of these investments is recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the nine months ended December 31, 2013 and fiscal years ended March 31, 2013 and 2012.

Our total cost of sales and services increased by 167% to R$4,878.2 billion during the transition period ended December 31, 2013, from R$1,825.9 billion during the nine-month period ended December 31, 2012 due to the factors described below.

Raízen Energia

The cost of Raízen Energia sales in the nine-month period ended December 31, 2013 increased 17%, to R$5,590.0 million, as compared to the period ended December 31, 2012, due mainly to the increase of the sales volume of sugar by 8% and ethanol sale volume of 42%.

Raízen Combustíveis

The cost of Raízen Combustíveis sales in the nine-month period ended December 31, 2013 increased 16%, to R$35,664.6 million, as compared to the period ended December 31, 2012, due to the increase of gasoline and diesel average cost by 4% and 11% respectively.

Rumo (Logistics)

The cost of Rumo’s services provided in the nine-month period ended December 31, 2013 increased 38%, to R$447.4 million, as compared to the period ended December 31, 2012, due to an increase in volumes transported of 19%, also causing an increase in the dilution of fixed costs.

Radar

Radar’s costs of sales and services totaled R$6.1 million in the nine-month period ended December 31, 2013 an increase of 248% as compared to the period ended December 31, 2012, due to the increase of land sales, and as a result of the comparative period only including six months of results of operations as the segment was created upon the gain of control of Radar in July, 2012.

Comgás

Comgás’ costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$3,524.2 million in the nine-month period ended December 31, 2013 an increase of 399% as compared to the period ended December 31, 2012, due mainly to the segment being created in November 2012 and therefore the comparative period only including 2 months of results of operations.

Lubricants

The cost of Lubricants sales totaled R$900.5 million in the nine-month period ended December 31, 2013, an increase of 14% as compared to the nine-month period ended December 31, 2012, mainly due to increased sales volumes of lubricants by 14%.

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

	As of and for Nine-Month Period Ended December 31,
	2013	2012 (unaudited)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(474.1)	(442.1)	7%
Raízen Combustíveis (1)	(808.1)	(761.1)	6%
Comgás	(422.4)	(108.2)	290%
Lubricants	(181.5)	(152.7)	19%
IFRS 11 – Deconsolidated and eliminations (1)	1,282.2	1,203.2	7%

Selling expenses	(604.0)	(262.0)	131%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

Comgás

Selling expenses increased by 131% to R$604.0 million during the transition period ended December 31, 2013 from R$261.0 million during the period ended December 31, 2012, due to the factors described below.

Raízen Energia

Raízen Energia’ selling expenses increased by R$474.1 million, or 7%, in the transition period ended December 31, 2013 as compared to the period ended December 31, 2012, to R$442.1 million, due primarily to logistics expenses and freight cost increase due to higher sales volume mainly by the increase of the sales volume of sugar by 8% and ethanol sale volume increase of 42%.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased by R$808.1 million, or 6%, in the transition period ended December 31, 2013 as compared to the period ended December 31, 2012, to R$761.1 million, due primarily to freight cost increase due to higher sales volume by 7%.

Comgás

Comgás’ selling expenses increased by R$422.4 million, or 290%, in the transition period ended December 31, 2013 as compared to the period ended December 31, 2012, to R$108.2 million, due primarily to Comgás acquisition in November 2012 and therefore the comparative period only including 2 months of results of operations.

Lubricants

Selling expenses increased 19% in the transition period ended December 31, 2013, to R$181.5 million, as compared to R$152.7 million in the period ended December 31, 2012, due primarily to the expansion in the lubricants commercial operations and to higher sales volume.

General and Administrative Expenses

	As of and for Nine-Month Period Ended December 31,
	2013	2012 (unaudited)	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(411.6)	(354.9)	16%
Raízen Combustíveis (1)	(285.9)	(269.0)	6%
Rumo	(57.6)	(41.4)	39%
Radar	(18.4)	(10.1)	82%
Comgás	(239.3)	(57.2)	318%
Lubricants	(52.6)	(51.9)	1%
Cosan’s other business	(99.2)	(119.8)	(17)%
IFRS 11 – Deconsolidated and eliminations (1)	697.5	623.9	12%

General and administrative expenses	(466.9)	(280.5)	66%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

Comgás

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 66% to R$466.9 million during the transition period ended December 31, 2013 from R$280.5 million during the period ended December 31, 2012, due to the factors described below.

Raízen Energia

General and administrative expenses totaled R$411.6 million in the transition period ended December 31, 2013, an increase of 16% compared to the period ended December 31, 2012, mainly due to the litigation costs.

Raízen Combustíveis

General and administrative expenses totaled R$285.9 million in the transition period ended December 31, 2013, an increase of 6% compared to the period ended December 31, 2012, maintaining a continuity with the compared period.

Rumo

General and administrative expenses totaled R$57.6 million in the transition period ended December 31, 2013, an increase of 39% compared to the period ended December 31, 2012. This increase in expenses was largely due to the administration structure adequacy in reason to the new growth projects and higher sales volume.

Radar

General and administrative expenses totaled R$18.4 million in the transition period ended December 31, 2013, for Radar businesses that were consolidated in July 2012.

Comgás

General and administrative expenses totaled R$239.3  million in the transition period ended December 31, 2013, for Comgás, businesses that were consolidated in November 2012.

Lubricants

General and administrative expenses totaled R$52.6 million in the transition period ended December 31, 2013, an increase of 1% when compared to the period ended December 31, 2012, due principally to the expansion in the lubricants operations.

Other Income, Net

Other income, net comprises other income and expenses.  Other income, net decreased from R$101.9 million in the period ended December 31, 2012 to R$76.3 million in the transition period ended December 31, 2013, principally reflecting the result of Cosan’s other business due to the disposal of assets related to the distribution of aviation fuel infrastructure.

Equity Income of Associates

Equity income of associates includes our interests in Tellus Brasil 5.1%, Novvi Limited 50%, Vertical 50% and other investments. Equity income decreased to R$5.5 million in the transition period ended December 31, 2013 from R$71.9 million in the period ended December 31, 2012.

Equity Income of Jointly Controlled Entity

Equity income of jointly controlled entities includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income decreased to R$242.0 million in the transition period ended December 31, 2013 from R$389.3 million in the period ended December 31, 2012, as a result of the factors explained in detail above for the segments Raízen Energia and Raízen Combustíveis, which are not consolidated into our financial statements but equity accounted for, in accordance with IFRS 11.

Financial Results, Net

Financial results, net in the nine-month period ended December 31, 2013 totaled a net financial expense of R$713.7 million compared with net financial expense of R$243.3 million in the period ended December 31, 2012, an increase of R$470.4 million, or 193%.

	As of and for Nine-Month Period Ended December 31,
	2013	2012 (unaudited)
	(in millions of reais)
Financial expenses	(804.6)	(343.3)
Financial income	179.9	119.3
Foreign exchange variation, net	(324.5)	(96.0)
Derivatives, net	235.5	76.7
	(713.7)	(243.3)

Financial Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; and (3) fees, commissions and other charges paid to financial institutions.

Financial expenses in the nine-month period ended December 31, 2013 totaled R$804.6 million, as compared to R$343.3 million in the period ended December 31, 2012.

Expenses of debt charges, net of financial investments yields, represented an increase of 134%, when compared to the period ended December 31, 2012, mainly due to greater average indebtedness. The increase was mainly attributable to increased debt charges related to indebtedness assumed to undertake the acquisition of Comgás in November 2012.

Financial Income. Our financial income consists primarily of: (1) gains on monetary variation related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the transition period ended December 31, 2013 totaled R$179.9 million, compared to financial income of R$119.3 million during the period ended December 31, 2012, due to the increase of income on financial investments.

Foreign exchange variation, net. Foreign exchange variation, net resulted in a loss of R$324.5 million in the transition period ended December 31, 2013 compared to a net loss of R$96.0 million in the period ended December 31, 2012. The negative effects from exchange variation occurred due to the depreciation of the real against the U.S. dollar. Our gross indebtedness denominated in a foreign currency was R$3,841.9 million at December 31, 2013, compared to R$2,442.6 million at December 31, 2012.

Derivatives, net. Derivatives, net resulted in a gain of R$235.5 million in the transition period ended December 31, 2013 compared with a net gain of R$76.7 million in the period ended December 31, 2012.

Income Taxes

Income tax expenses increased to R$39.2 million for the transition period ended December 31, 2013, compared to R$12.9 million in the period ended December 31, 2012, mainly due to the taxation difference of Radar and the non-taxable equity income of Raízen.

Net Income Attributable to Our Owners

As a result of the foregoing, net income attributable to our owners was R$122.6 million in the transition period ended December 31, 2013, compared to R$335.7 million in the period ended December 31, 2012, a decrease of 63% after deducting net income attributable to non-controlling interests of R$377.4 million and R$368.9 million in the transition period ended December 31, 2013 and the period ended December 31, 2012, respectively.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Consolidated Results

The following table sets forth our consolidated income statement for the fiscal years ended March 31, 2013 and 2012:

	For Fiscal Year Ended March 31,
	2013 (restated)	2012 (restated)	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	4,586.2	4,563.6	0%
Cost of goods sold	(3,211.3)	(3,696.2)	(13)%
Gross profit	1,374.9	867.4	59%
Selling expenses	(459.4)	(318.4)	44%
General and administrative expenses	(419.5)	(274.5)	53%
Other, net	173.7	(21.7)	(900)%
Gain on the de-recognition of subsidiaries to form the JVs	—	2,752.7	(100)%
Operations income / (expenses)	(705.2)	2,138.1	(133)%
Income before financial results, equity income of associates and income taxes	669.7	3,005.5	(78)%

Equity income of associates	70.4	39.2	80%
Equity income of jointly controlled entities	603.9	349.4	73%
Financial results, net	(423.1)	(259.1)	63%
Profit before income taxes	920.9	3,135.0	(71)%
Income taxes (Current)	(100.1)	(58.7)	70%
Income taxes (Deferred)	(26.3)	(960.4)	(97)%
Total income taxes	(126.4)	(1,019.1)	(88)%
Profit from continuing operations	794.5	2,115.8	(62)%
Profit from discontinued operations, net of tax	138.9	64.2	116%
Net income for the year	933.5	2,180.1	(57)%
Net income attributable to non-controlling interests	509.4	1,003.7	(49)%
Net income attributable to owners of the Company	424.1	1,176.4	(64)%

The change in the various components consists of the following:

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

The table below presents a breakdown of our net sales for the fiscal year ended March 31, 2013 and 2012:

Net Sales	For Fiscal Year Ended March 31,
	2013 (restated)	2012 (restated)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	8,468.2	7,247.4	17%
Sugar	4,354.0	3,912.8	11%
Ethanol	3,299.9	2,871.5	15%
Energy cogeneration	569.7	235.1	142%
Other products and services	244.6	228.0	7%

Raízen Combustíveis (1)	43,532.2	35,096.1	24%
Fuels	43,516.0	35,032.8	24%
Other services	16.2	63.3	(74)%

Rumo	712.8	572.0	25%
Transportation	549.4	413.4	33%
Loading	150.0	141.0	6%
Other	13.3	17.6	(24)%

Radar (2)	51.9	-	100%
Property sale	4.7	-	100%
Land lease	47.1	-	100%

Comgás (3)	2,399.0	-	100%
Industrial	1,535.9	-	100%
Residential	203.3	-	100%
Thermo generation	148.7	-	100%
Cogeneration	112.7	-	100%
Automotive	77.5	-	100%
Commercial	84.5	-	100%
Construction revenue	230.0	-	100%
Other	6.4	-	100%

Lubricants	1,422.5	1,037.7	37%
Lubricants	1,245.6	1,018.8	22%
Basic Oil	162.0	18.9	755%
Other	9.9	-	100%

Cosan’s other business	5.1	22.0	(77)%

IFRS 11 – Deconsolidated and eliminations (1)	(52,000.5)	(39,411.6)	32%

Net sales	4,586.2	4,563.6	0%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

(2)	Segment created from the gain control on the Radar and its subsidiaries in July 14, 2012.

(3)	Segment created from the acquisition of Comgás in November 5, 2012.

The change in the various components consists of the following:

Raízen Energia

Sugar sales totaled R$4,354.0 million in the fiscal year ended March 31, 2013, an increase of 11% or R$441.2 million in relation to the prior period. The volume of sugar increased 6% over 2012 and the average price of sugar in 2013 increased by 5% and was primarily responsible for the increase in net sales of this product.

Ethanol sales in the fiscal year ended March 31, 2013 totaled R$3,299.9 million, increasing 15% or R$428.4 million when compared to the fiscal year ended March 31, 2012 primarily due to an increase of 10% in average price and an increase of 5% in volume sold.

Energy cogeneration sales totaled R$569.7 million, increasing 142% or R$334.6 million in the fiscal year ended March 31, 2013. This was principally due to a higher volume of energy generated and sold, due in part to an extended crushing period in the 2012/2013 harvest, an increase of 19%  in the average price of energy, due to the spot market being affected by a lack of rains and the resulting depletion of hydro-electric energy reserves in the major reservoirs in the Southeast and Mid-West regions, and energy resale transactions in the spot market, which increased total volume sold.

Other products and services, consisting of principally sales of steam, molasses and raw materials to service providers in the agricultural industry, increased 7% to R$244.6 million in the fiscal year ended March 31, 2013, from R$228.0 million in the fiscal year ended March 31, 2012.

Raízen Combustíveis

Net sales (prior to eliminations for proportionate consolidation) increased by R$8,436.1 million, or 24% from R$35,096.1 million in the fiscal year ended March 31, 2012 to R$43,532.2 million in the fiscal year ended March 31, 2013 primarily due to an increase in total fuel sales volume in the period. This increase is primarily a result of the addition of sales at Shell gas stations; which was consolidated as of the formation of Raízen on June 1, 2011, making the comparative period only ten months.

Rumo

Rumo’s sales in the fiscal year ended March 31, 2013 increased by R$140.8 million, or 25%, to R$712.8 million in the fiscal year ended March 31, 2013, as compared to the previous the period, primarily due to increased transportation volume.

Revenue from transportation increased by R$136.1 million, or 33%, to R$549.4 million, primarily as a result of the increased sugar volumes transported, better prices and adjustments to maintain contractual balance in rail transportation together with ALL, Rumo’s partner in transportation.

Loading sales revenue increased by R$9.0 million, or 6%, to R$150.0 million in the fiscal year ended March 31, 2013, as compared to the previous the period, due to an increase in volume to 8,565.6 thousand tonnes in the fiscal year ended March 31, 2013, representing an increase of 10% as compared to the fiscal year ended March 31, 2012.

Radar

Radar’s revenues derived from investments in agricultural properties and the leasing of land in Brazilian rural markets totaled R$51.9 million, representing the results of operations from July 14, 2012 to March 31, 2013.

Comgás

Comgás’ revenues from November 5, 2012 to March 31, 2013 were R$2,399.0 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo.

Lubricants

The net revenue of Lubricants was R$1,422.6 million in the fiscal year ended March 31, 2013 resulting in an increase of 37% compared to the fiscal year ended March 31, 2012, primarily due to the consolidation of Comma Oil & Chemical’s results, which was acquired in the fiscal year ended March 31, 2013. The initiation of lubricant sales and distribution in Bolivia, Uruguay and Paraguay also helped to increase net revenue. Sales volume increased 32% in the fiscal year ended March 31, 2013, to 286.6 million liters.

Other Businesses

The net revenue of Cosan’s other business was R$5.1 million in the fiscal year ended March 31, 2013 resulting in a decrease of 77% compared to the fiscal year ended March 31, 2012.

Cost of Sales and Services

Cost of Sales and Services	For Fiscal Year Ended March 31,
	2013 (restated)	2012 (restated)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(6,881.9)	(5,577.8)	23%

Raízen Combustíveis (1)	(41,199.0)	(33,137.4)	24%

Rumo	(420.6)	(394.1)	7%

Radar (2)	(1.7)	-	100%

Comgás (3)	(1,738.3)	-	100%

Lubricants	(1,050.7)	(724.5)	45%

Cosan’s other business	-	(3.2)	(100)%

IFRS 11 – Deconsolidated and eliminations (1)	48,080.9	36,140.8	33%

Cost of sales and services	(3,211.3)	(3,696.2)	(13)%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

(2)	For a nine-month period from the date of acquisition of Radar.

(3)	For a five-month period from the date of acquisition of Comgás.

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

Our total cost of sales and services decreased by 13% to R$3,211.6 million during the fiscal year ended March 31, 2013, from R$3,696.2 million during the fiscal year ended March 31, 2012 due to the factors described below.

Raízen Energia

The cost of sales and services amounted to R$6,881.9 million in the fiscal year ended March 31, 2013, representing an increase of 23% compared to the previous fiscal year. This increase was mainly driven by higher volumes of sugar and energy sold, and by the increase in average cost of goods sold for ethanol. Costs of sales and services are reported together with the average unit costs, net of effects of depreciation and amortization (cash and cost).

Raízen Combustíveis

Raízen Combustíveis cost of sales and services increased 24% from R$33,137.4 million in the fiscal year ended March 31, 2012 to R$41,199.0 million in the fiscal year ended March 31, 2013 primarily due to the increase in total fuel sales volume in the period.

Rumo

The cost of Rumo’s services provided in the fiscal year ended March 31, 2013 increased 7%, to R$420.6 million, as compared to the fiscal year ended March 31, 2012, due to an increase in volumes transported, also causing an increase in the dilution of fixed costs and driving total cost of services provided to 59% of net revenue compared to 69% in 2012.

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

	For Fiscal Year Ended March 31,
	2013 (restated)	2012 (restated)	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(638.8)	(511.8)	25%
Raízen Combustíveis (1)	(1,026.9)	(1,088.4)	(6)%
Comgás (2)	(259.8)	-	100%
Lubricants	(199.7)	(187.5)	6%
IFRS 11 – Deconsolidated and eliminations (1)	1,665.8	1,469.3	13%

Selling expenses	(459.4)	(318.4)	44%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

(2)	For a five-month period from the date of acquisition of Comgás.

Our total selling expenses increased by 44% to R$459.4 million during the fiscal year ended March 31, 2013 from R$318.4 million during the fiscal year ended March 31, 2012, due to the factors described below.

Raízen Energia

Raízen Energia’s selling expenses increased by R$127.0 million, or 25%, in the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012, to R$638.8 million, due primarily to the change in the ethanol sales mix from the domestic to the foreign market and consequent increases in freight costs.

Raízen Combustíveis

Raízen Combustíveis selling expenses decreased by R$61.5 million, or 6%, to R$1,026.9 million in the fiscal year ended March 31, 2013 as compared to the fiscal year ended March 31, 2012.  This decrease was primarily due to the unification of the logistics operations and the efficiencies captured from the integration of the Esso and Shell gas station networks.

Comgás

Comgás’ selling expenses for the period from November 5, 2012 to March 31, 2013 totaled R$259.8 million.

Lubricants

Selling expenses increased 6% in the fiscal year ended March 31, 2013, to R$199.7 million, as compared to R$187.5 million in the fiscal year ended March 31, 2012, primarily due to the consolidation of Comma Oil & Chemicals.

General and Administrative Expenses

	For Fiscal Year Ended March 31,
	2013 (restated)	2012 (restated)	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(490.2)	(441.6)	11%
Raízen Combustíveis (1)	(361.6)	(356.9)	1%
Rumo	(58.1)	(41.5)	40%
Radar (2)	(14.9)	-	100%
Comgás (3)	(127.7)	-	100%
Lubricants	(72.5)	(31.1)	133%
Cosan’s other business	(146.4)	(120.9)	21%
IFRS 11 – Deconsolidated and eliminations (1)	851.9	717.5	18%

General and administrative expenses	(419.5)	(274.5)	54%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

(2)	For a nine-month period from the date of acquisition of Radar.

(3)	For a five-month period from the date of acquisition of Comgás.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 54% to R$419.5 million during the fiscal year ended March 31, 2013 from R$274.5 million during the fiscal year ended March 31, 2012, due to the factors described below.

Raízen Energia

General and administrative expenses were R$490.2 million in the fiscal year ended March 31, 2013, an increase of 11% when compared to the fiscal year ended March 31, 2012. This increase is primarily due to the collective wage increase.

Raízen Combustíveis

General and administrative expenses totaled R$361.6 million in the fiscal year ended March 31, 2013, an increase of 1% compared to the fiscal year ended March 31, 2012, reflecting the new corporate structure of Raízen Combustíveis as compared to its first year of operations.

Rumo

General and administrative expenses totaled R$58.1 million in the fiscal year ended March 31, 2013, an increase of 40% compared to the fiscal year ended March 31, 2012. This increase in expenses was largely due to the beginning of operations at the Itirapina terminal and consulting services.

Radar and Comgás

General and administrative expenses totaled R$142.6 million in the fiscal year ended March 31, 2013, for Radar and Comgás, businesses that were consolidated in 2012.

Lubricants

General and administrative expenses totaled R$72.5 million in the fiscal year ended March 31, 2013, an increase of 133% when compared to the fiscal year ended March 31, 2012, due principally to the expansion in the lubricants operations and expenditures related to the reorganization of Cosan’s corporate structure.

Cosan’s other business

General and administrative expenses totaled R$146.4 million in the fiscal year ended March 31, 2013, an increase of 21% when compared to the fiscal year ended March 31, 2012.

Other Income, Net

Other income, net comprises other income and expenses.  Other income, net increased from a net loss of R$(21.7) million in the fiscal year ended March 31, 2012 to R$173.7 million in the fiscal year ended March 31, 2013, principally reflecting the result of Cosan’s other business due to disposal of assets related to the distribution of aviation fuel  infrastructure.

Gain on the Deconsolidation of Subsidiaries to Form the Joint Venture

Due to the formation of the Raízen Energia and Raízen Combustíveis joint ventures during the fiscal year ended March 31, 2012, Cosan contributed its sugar and ethanol businesses, which resulted in a deconsolidation of the related assets and liabilities and recording the remaining interest at fair value, resulting in a one-time gain of R$2,752.7 million before income tax and social contribution.

Equity Income of Associates

Equity income of associates includes our interests in Equity income of associates includes our interests in Tellus Brasil 51%, Radar 18,9%, Vertical 50%  and other investments. Equity income increased to R$70.4 million in the fiscal year ended March 31, 2013 from R$39.2 million in the fiscal year ended March 31, 2012.

Equity Income of Jointly Controlled Entity

Equity income of jointly controlled entities includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$603.9 million in the transition period ended December 31, 2013 from R$349.4 million in the period ended December 31, 2012.

Financial Results, Net

Financial results, net in the fiscal year ended March 31, 2013 totaled a net financial expense of R$423.1 million compared with net financial expense of R$259.1 million in the fiscal year ended March 31, 2012, an increase of R$164.0 million, or 63%.

	For Fiscal Year Ended March 31,
	2013 (restated)	2012 (restated)
	(in millions of reais)
Financial expenses	(578.0)	(580.8)
Financial income	163.7	323.6
Foreign exchange variation, net	(83.3)	(16.5)
Derivatives, net	74.5	14.6
	(423.1)	(259.1)

Financial Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; and (3) fees, commissions and other charges paid to financial institutions.

Financial expenses in the fiscal year ended March 31, 2013 totaled R$578.0 million, as compared to R$580.8 million in the fiscal year ended March 31, 2012.

Expenses of debt charges, net of financial investments yields, represented an increase of 0%, when compared to the previous the nine-month period, mainly due to greater average indebtedness. The increase was mainly attributable to increased debt charges related to indebtedness assumed to undertake the acquisition of Comgás.

Financial Income. Our financial income consists primarily of: (1) gains on monetary variation related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended March 31, 2013 totaled R$163.7 million, compared to financial income of R$323.6 million during the fiscal year ended March 31, 2012, representing a decrease of 49% due mainly to the decrease of interest income.

Foreign exchange variation, net. Foreign exchange variation, net resulted in a loss of R$(83.3) million in the fiscal year ended March 31, 2013 compared to a net loss of R$(16.5) million in the fiscal year ended March 31, 2012. The negative effects from exchange variation occurred due to the depreciation of the real against the U.S. dollar. Our gross indebtedness denominated in a foreign currency was R$3,480.0 million at March 31, 2013, compared to R$1,107.8 million at March 31, 2012.

Derivatives, net. Derivatives, net resulted in a gain of R$74.5 million in the fiscal year ended March 31, 2013 compared with a net gain of R$14.6 million in the fiscal year ended March 31, 2012.

Income Taxes

Income tax expenses decreased to R$126.4 million for the fiscal year ended March 31, 2013, compared to expenses of R$1,019.1 million in the fiscal year ended March 31, 2012, mainly resulting from the decrease of the deferred taxes relating to the gain on the de-recognition of subsidiaries to form the Joint Venture recorded in 2011, partially offset by an increase in current taxes due to higher taxable income.

Net income attributable to our owners

As a result of the foregoing, net income attributable to our owners was R$424.1 million in the fiscal year ended March 31, 2013, compared to R$1,176.4 million in the fiscal year ended March 31, 2012, a decrease of 64% after deducting net income attributable to non-controlling interests of R$509.4 million and R$1,003.7 million in the fiscal year ended March 31, 2013 and 2012, respectively.

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

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders.  We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets. In transition period ended December 31 2013 and fiscal year ended March 31, 2013, the cash flow used in investing activities was funded principally by increased borrowing. As of December 31, 2013, our consolidated cash and cash equivalents amounted to R$1,597.5 million compared to R$1,649.9 million as of March 31, 2013.

Cash Flow from Operating Activities

The net cash flows generated by operating activities in the transition period ended December 31, 2013 was R$1,148.5 million, compared to net cash flows generated by operating activities of R$283.1 million in the fiscal year ended March 31, 2013. This increase was mainly due to the equity income of the period and to the increased of exchange gains in the period.

Cash Flow Used in Investing Activities

Net cash flows used in investing activities were R$523.1 million in the transition period ended December 31, 2013, compared to R$2,710.6 million in the fiscal year ended March 31, 2013. This variation was mainly attributable to the reduction R$3.4 billion acquisition of Comgás partially offset by R$333.7 million in proceeds from sale of property, plant and equipment, software and intangible assets and R$196.5 million in proceeds from the sale of discontinued operations.

Cash Flow from Financing Activities

Net cash flows used in financing activities were R$673.4 million in the transition period ended December 31, 2013, compared to net cash flows generated by financing activities of R$2,931.3 million in the fiscal year ended March 31, 2013, mainly due to fewer new loans and borrowings being raised in the transition period, by R$5,155.5 million, partially offset by reductions in payments of principal and interest, by R$ 1,326.6 million.

Indebtedness

As of December 31, 2013, our outstanding debt totaled R$9,093.0 million of which R$1,050.9 million was short-term debt. Our debt consisted of R$5,278.1 million in local currency-denominated debt and R$3,814.9 million in foreign currency-denominated debt.

Our total debt of R$9,093.0 million at December 31, 2013 increased 7% as compared to our total debt of R$8,508.0 million at March 31, 2013. Our short-term debt, comprised of our current portion of long-term debt and interest accrued, represented 12% of our total indebtedness at December 31, 2013. Our U.S. dollar-denominated debt at December 31, 2013 represented 40%, and our British pound sterling-denominated debt represented 2% of our total indebtedness. Our secured debt at December 31, 2013 represented 8% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/ pledge of credit rights, machinery and equipment, sugar and ethanol.

Certain of our long-term debt agreements, require us or certain of our subsidiaries, as applicable, to comply with certain financial and negative covenants, including our US$200 million and US$300 million 8% perpetual notes, which limits the ability and the ability of their subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, engage in a merger, sale or consolidation transactions and create liens.

The Company, its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the transition year ended at December 31, 2013, the Company, its subsidiaries were in compliance with their debt covenants.

The principal financing activities for transition period 2013 are described below:

In March 2013 the Company issued R$850 million aggregate principal amount of 10% Senior Notes pursuant to Rule 144A and Regulation S of the Securities Act.  Also in March 2013, the Company issued US$500 million aggregate principal amount of 5% Senior Notes pursuant to Rule 144A and Regulation S of the Securities Act.

In September 2013 Comgás issued R$540 million non-convertible Debentures. The proceeds from three series were used to pay promissory notes, which were issued on March 1, 2013 and to expand operations.

The table below shows the profile of our debt instruments:

	Interest
Description (a)	Index(c)	Actual interest rate(b) (%)	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012	Maturity date
Senior Notes Due 2018	Fixed	9.50	873,589	852,705	-	Mar-18
Senior Notes Due 2023	Dollar (US$)	5.00	1,086,716	987,914	-	Mar-23
BNDES	TJLP	9.60	526,716	707,759	-	Jun-17
BNDES	Selic	10.70	159,894	310,358	-	Oct-20
BNDES	TJ462	7.94	525,636	77,477	-	Oct-20
Perpetual notes	Dollar (US$)	8.25	1,186,221	1,019,706	922,533	-
Working capital	Dollar (US$) + Libor	4.58/2.40	262,796	206,089	185,311	Sep/Oct-16
Credit notes	110.00% CDI	10.75	393,646	367,013	337,810	Feb-14
FINAME *	Fixed	4.23	277,298	309,574	309,474	Nov-22
FINAME *	URTJLP	7.07	428,916	405,335	322,228	May-22
Leasing	100.00%	9.77	1,068	2,020	-	Oct-14
Foreign loans	Libor UK semiannual	4.27	209,340	167,021	-	Jun-17

EIB (European Investment Bank)	Dollar (US$) + Libor	8.70	633,223	528,902	-	Jun-21
Resolution 4131 **	Dollar (US$) + Libor	10.58	413,477	549,106	-	Feb-18
Debentures	123.00% CDI	12.02	1,443,941	1,394,694	-	Oct-20
Non-convertible debentures	CDI	10.70	164,144	70,321	-	Aug-14
Debentures	Fixed rate+IPCA	11.21	417,231	-	-	Sep-20
FINEP ***	Fixed	5.00	89,104	89,020	-	Jan-21
Promissory notes	103.00% CDI	10.07	-	402,104	-	-
Credit assignment	CDI	1.38	-	60,886	-	-
Consolidated Debt			9,092,956	8,508,004	2,077,356

Current			1,050,862	1,608,373	83,505
Non-current			8,042,094	6,899,631	1,993,851

* Finame: Machinery and Equipment Financing Program

** Resolution 4131: funds raised outside of Brazil with several financial institutions

*** FINEP: Modality of Financing Program

Working Capital

As of December 31, 2013, we had working capital of R$913.3 million, compared to R$456.3 million in the fiscal year ended March 31, 2013, primarily attributable to:

•	Increase of current assets mainly due to the increase of inventories and assets held for sale; and

•	Decrease of current liabilities mainly due to the decrease of loans and borrowings.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$976.1 million during the nine-month period ended December 31, 2013, compared to R$637.1 million during the fiscal year ended March 31, 2013.

The following table sets forth our capital expenditures for the nine-month period ended December 31, 2013 and the fiscal years ended March 31, 2013 and 2012:

	For the Nine-Month Period Ended December 31, 2013	For Fiscal Year Ended March 31, 2013 (restated)	For Fiscal Year Ended March 31, 2012 (restated)
	(in millions of reais)
Rumo	198.0	266.7	269.0
Radar	0.1	0.8	—
Comgás	677.7	294.4	—
Lubricants	81.4	72.9	—
Other business	19.0	2.5	99.5
Total consolidated capital expenditures	976.1	637.1	368.5

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.”

As of December 31, 2013 The Company through its subsidiary Rumo has contractual commitments in 2014 for the improvement of the railway network, aiming to expand the logistics segment in the coming years, for an amount of R$ 209,000.

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

E. Off-Balance Sheet Arrangements

Acquisition of assets

The Company, through its subsidiary Comgás, has contractual commitments for the acquisition of intangible assets amounting to R$ 23,687 at December 31, 2013 compared to R$61,961 on March 31, 2013 related to the acquisition, support and administration of the gas distribution network, as well as administrative and technology costs for the maintenance of the Company's business.

Lease Agreements

Lessor

The Company, through its subsidiary Radar, has operating leases on agricultural land for the production of sugar cane and other grains. The minimum lease receivables related to these agreements are calculated by the TRS and other commodities, and harvested volume per hectare as defined in contract. Revenues related to these contracts at December 31, 2013 are as follows:

Fiscal Year	December 31, 2013
Within 1 year	60.7
More than 1 years	242.8
Total	303.5

Lessee

At December 31, 2013, future minimum lease payments on non-cancellable operating leases entered by Rumo are as follows:

Fiscal Year	December 31, 2013
Within 1 year	52.2
More than 1 year less than 5 years	263.6
Total	315.8

The Company, through its subsidiary Comgás has 15 lease contracts for rental of properties. Rental expense amounted to R$ 5,741 for the nine-month period ended December 31, 2013 compared to R$ 1,510 for the year ended March 31, 2013.

The lease terms are for a period of one to six years, and the majority of lease agreements are renewable at the end of the lease period at market rates. Future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	December 31, 2013	March 31, 2013
Within 1 year	4,799	1,860
More than 1 year less than 5 years	9,413	526
Total	14,212	2,386

Purchase

The Company through its subsidiary Rumo has contractual commitments in 2014 for the improvement of the railway network, aiming to expand the logistics segment in the coming years, for an amount of R$ 209,000.

F. Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations at December 31, 2013:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in millions of reais)
Long-term debt obligations	10,996.4	1,095.9	722.5	2,926.0	6,251.9
Operating lease obligations	331.3	331.3	‒	‒	‒
Trade payables	862.4	862.4	‒	‒	‒
Pension and post-employment benefits	339.1	‒	‒	‒	339.1
Refis - tax refinancing program	1,010.8	‒	70.7	210.0	730.0
Total	13,540.0	2,289.7	793.2	3,136.0	7,321.1

Since December 31, 2013, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$873.6 million senior notes due March 2018;

•	R$1,086.7 million senior notes due March 2023;

•	R$1,212.2 million BNDES and Finame (finance lease) financing due between 2017 and 2022;

•	R$1,186.2 million perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$262.8 million working capital due 2016;

•	R$633.2 million loan from EIB (European Investment Bank) due 2021;

•	R$413.5 million loan from Resolution 4131 due February 2018;

•	R$2,025.3 million Debentures due 2020;

•	R$706.2 million Finame (finance lease) financing due 2022; and

•	R$693.2 million other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Recently Issued Accounting Standards

New IASB accounting standards have been published and/or reviewed and may be adopted for the current fiscal year, as described below:

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, “Financial instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January  1, 2015. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

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

(1)
The terms of the directors expire as follows: Class I Directors at the annual general meeting referred to the fiscal year 2017; Class II Directors at the annual general meeting referred to the fiscal year 2015; and Class III Directors at the annual general meeting referred to the fiscal year 2016.

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

The following table lists our current executive officers:
Name	Initial Year of Appointment to Cosan Limited	Initial Year of Appointment to Cosan S.A.	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	—	Chief Executive Officer	—	1950
Marcos Marinho Lutz	2007	2009	Chief Commercial Officer	Chief Executive Officer	1969
Marcelo Eduardo Martins	2009	2009	Chief Financial and Investor Relations Officer	Chief Financial and Investor Relations Officer	1966
Marcelo de Souza Scarcela Portela	—	2009	—	Legal Vice President	1961
Nelson Roseira Gomes Neto	—	2011	—	Lubricant Vice President	1970
Julio Fontana Neto	—	2013	—	Infrastructure Vice-President	1955

Cosan Limited officers are Rubens Ometto Silveira Mello, Marcos Marinho Lutz, and Marcelo Eduardo Martins. Cosan S.A. officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela, Nelson Roseira Gomes Neto, and Julio Fontana Neto.

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

Julio Fontana Neto is Cosan S.A.’s Infrastructure Vice-Presidente. He was formerly chief executive officer of MRS Logística S.A. with experience in logistics, railroad operations and infrastructure. He holds a bachelor’s degree in mechanical engineering (1978) and in business administration from Mackenzie University (1981) and a master’s degree in administration from EISE Business school – University of Navarra, Spain (2002).

Key managers
Name	Initial Year of Appointment to Cosan	Position Held – Cosan
Nelson Roseira Gomes Neto	2008	Chief Executive Officer – CLE
Daniel Rockenbach	2013	Chief Executive Officer – Rumo
Luis Henrique Guimarães	2013	Chief Executive Officer – Comgás

The following is a summary of the business experience of the key manager who is not an executive officer.

Daniel Rockenbach is the chief executive officer of Rumo Logística Operadora Multimodal S.A. (former Cosan Operadora Portuária S.A.). Daniel Rockenbach’s degree in Business Administration from PUC-RS with a postgraduate degree in Marketing from the Federal University of Rio Grande do Sul (UFRGS). Throughout his career has worked at companies such as Ambev, as Commercial Manager and Manager of Direct Distribution, ALL, as Manager of Industrial Products and MRS, as Corporate Manager of Mining, Steel and Agriculture. In 2011 he was appointed Director of Operations and Commercial of Rumo, a position he held until mid-2013, when he became CEO of Rumo.

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

Luis Rapparini is the CFO and Officer of Investor Relations of the Joint Venture. He joined Raízen from BAT, having worked in Brazil, Africa, the United Kingdom and the United States. He previously was Finance and Investor Relations Director for Souza Cruz in Brazil;

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

Lacroze joined the Shell Group in Argentina in 1996 as a financial analyst. After working in companies of the Shell Group in Buenos Aires, London and Santo Domingo, he became network strategy & planning manager Latin America for Shell Brazil in June 2004, taking the position of Director of Sales and Operations in 2005 and subsequently Director of Marketing in 2008. In June 2010, he took over as Director of Distribution and Marketing for Shell Brazil. In May 2011 he joined Raízen Energia S.A. as Director of Marketing and Trading and in December 2012 and he took over as Executive Vice President of Operations and Sales.

Leonardo Remião Linden is the executive officer for Marketing and Engineering. Mr. Leonardo Remião Linden holds a degree in Business Administration from the Universidade Federal do Rio Grande do Sul, with extension courses in international schools such as Kellogg Business School, Thunderbird Executive Education and North Carolina University. He worked for 18 years as an employee of ExxonMobil, having accumulated a great deal of experience in the management of the company’s national and international business. In July 2008 he joined Grupo Cosan to act as Director of Marketing for Fuel. In addition, in August 2009 he became Vice President of Fuels, a position held until May 2011. In December 2012, he became the Vice President of Marketing and Engineering at Raízen Energia S.A.

Paulo Francisco de Almeida Lopes is the legal counsel and vice president. Mr. Francisco de Almeida Lopes holds a law degree from the Faculdade de Direito da Universidade do Estado do Rio de Janeiro - UERJ and specialized in Comparative International Law by the University of Texas at Dallas. Mr. Almeida Lopes has over 20 years of experience in the legal field for energy companies. Between 1983 and 1991, he held positions in Shell Brazil S/A’s legal department. He was the legal manager of Billiton Metais S.A. (then a Shell Group company) between 1991 and 1993. He took the Legal Manager position for Shell International Petroleum Company Ltd., London, England, and Shell International Exploration and Production BV, at The Hague, Netherlands, between 1994 and 1998. He was the Legal Director of Exploration and Production of oil and gas for Shell Brazil S.A. between 1998 and 2001. Afterwards, he was the Legal Director of Companhia Vale do Rio Doce - CVRD until 2002. He was subsequently Legal Vice President of Shell Brazil Ltda, a position he held until 2011, when he assumed the position of Legal Vice President at Raízen Energia SA, a position he still holds.

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers in the transition period December 31, 2013 was R$39.0 million and in the fiscal year March 31, 2013 was R$106.6 million. The compensation to be paid to directors and executive officers of Cosan S.A. and its subsidiaries who also act as directors or executive officers of our company will be in addition to compensation paid to them by our company.

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

D. Employees

As of December 31, 2013, we had 30.497 employees (including Raízen personnel). The following table sets forth the number of our total employees by segment for the periods indicated:

	December 31, 2013	March 31, 2013	March 31, 2012
Agricultural	15,236	18,208	19,156
Industrial	9,446	9,719	9,576
Administrative	4,850	5,387	5,160
Port	965	913	889
Total	30,497	34,227	34,781

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

Our total annual payroll was R$1,800.9  million (including Raízen) as of December 31, 2013, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of December 31, 2013, the following members of the board of directors own Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello*	Chairman and CEO	7,307,361	96,332,044
Pedro Mizutani	Board Member	10,000	—
Burkhard Otto Cordes	Board Member	5,000	—

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

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

Cosan S.A. Indústria e Comércio

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

If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than redundancy, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase Cosan’s common shares, the options that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

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

On May 21, 2013, was approved by the Board of the Company, the second program of Stock Option Purchase or Subscription of Shares - Calendar Year 2013, determined that the beneficiaries may purchase or subscribe common shares of the Company, with grants of up to 1 million shares, which options may be exercised after at least five years from its approval by price of R$ 45.22 per share, to be restated by the IPCA index - National Broad Consumer Price, calculated by the IBGE, until effective date of subscription or purchase.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this transition report our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 174,355,341 class A common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 38.3% of our issued and outstanding share capital, and 85.3% of our voting power by virtue of his control of 100% of our class B common shares and 4.2% of our class A common shares. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this transition report:

Shareholders	Class A Common Shares	%	Class B Common Shares	%	Total Number of Shares	%
Queluz Holdings Limited	5,241,111	3.01	66,321,766	68.85	71,562,877	26.44
Usina Costa Pinto S.A.	—	—	30,010,278	31.15	30,010,278	11.09
MSOR Participações	1,811,250	1.04	—	—	1,811,250	0.67
Usina Bom Jesus	255,000	0.15	—	—	255,000	0.09
Gávea Funds (1)	22,384,370	12.84	—	—	22,384,370	8,27
Others	144,663,610	82.97	—	—	144,663,610	53.44
Total	174,355,341	100.0	96,332,044	100.0	270,687,385	100.0

(1)	Based on information filed by Gávea Investimentos Ltda, GIF Venus, Ltd. and Armino Fraga Neto.

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

Cosan S.A.

As of December 31, 2013, we owned 62.30% of Cosan’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our chief executive officer, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

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

On April 13, 2010, Tate & Lyle, through a Share Purchase Agreement, sold its entire stake on Copsapar Participações S/A to Bunge Açúcar e Bioenergia Ltda, that had, on the same date, agreed to replace Tate & Lyle on the shareholder agreement with respect to Copsapar Participações S.A.

Rumo

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

TEAS

Cosan and Cargill Agricola S.A. entered into a shareholders’ agreement with respect to TEAS Terminal Exportador de Álcool de Santos S.A., or “TEAS,” dated as of February 15, 2005 and amended on November, 26, 2009, that provides for, among other things, the right of first refusal of the shareholder to acquire the shares of TEAS owned by the other shareholder, in the event such party decides to sell its shares to a third party.

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

CTC

In January 2013, Cosan entered into an agreement to sell its ownership stake in CTC to Raízen Energia S.A. for the amount of R$51.1 million, paid in a single installment upon the delivery of 73,102 common shares representing 11.523% of CTC’s equity.

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

ALL

On February 24, 2014, the Company, through its subsidiary Rumo, submitted to ALL – América Latina Logística S.A. (“ALL”) a binding proposal for the incorporation of ALL by Rumo. The proposal entails the merger of all the shares issued by ALL, of which the current shareholders of Rumo and ALL will be allotted 36.5% and 63.5%, respectively, of the capital stock of the combined company.

According to the proposal, Cosan will appoint the majority of the board of directors of the combined company. ALL shall submit the proposal for approval of its board of directors within 40 days from that date. If the proposal is approved, the board of directors of ALL must summon the shareholders meeting, which will be held within 30 days, to vote on the stock merger.

The association is subject to certain conditions precedents, notably the following: (i) Rumo must get registered as a publicly held company and, simultaneous to the operation, join the Novo Mercado segment of BM&FBovespa; (ii) obtain the regulatory approvals from Brazil´s antitrust agency CADE (Administrative Council for Economic Defense ) and the National Land Transport Agency (ANTT) and (iii) obtain all corporate and third-party approvals required by applicable laws and the bylaws of the companies.

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

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 9 of our financial statements included elsewhere in this transition report.

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

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$722.5 million as of December 31, 2013. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax. We recorded provisions of R$410.9 million for tax proceedings as of December 31, 2013. The principal tax proceedings are described below. For more information on other tax proceedings where provisions relating to probable losses are recorded, see note 22 of our audited consolidated financial statements for further information.

CLE filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, on the basis that such index did not reflect actual inflation at such time. The use of this index led CLE to overstate and overpay its corporate income taxes. CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position using indexes that accurately measured the inflation over the period. In doing so CLE adjusted the amounts of corporate income taxes payable and identified that overpayments for such taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to CLE challenging all of the taxes that were offset. No judicial deposits were made for these proceedings. The provision for this proceeding was R$74.9 million as of December 31, 2013. This proceeding was decided favorably to the Company and that provision was reverted at the period ended March 31, 2014.

During the period from October 2003 to November 2006 the subsidiary Cosan CL offset the FINSOCIAL tax with several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL tax. No judicial deposits were made for these proceedings. The provision for this proceedings was R$230.8 million as of December 31, 2013.

INSS – it mainly includes amounts related to social security contributions levied on income, pursuant to art. 22a of Law 8.212/91, the constitutionality of which is being challenged in court. Judicial deposits have been made for the corresponding amounts. The provision for this proceeding was R$46.3 million as of December 31, 2013.

A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments in the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation, (b) assessment, as solidary debtor, for disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership signed between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool. The provision for ICMS credits was R$20.1 million as of December 31, 2013.

Civil claims. Cosan and its subsidiaries are parties to a number of civil legal claims related to (1) indemnity for material and moral damages; (2) public civil claims related to sugarcane stubble burning; and (3) environmental matters. Provisions for civil claims as of December 31, 2013 amounted to R$146.0 million.

Labor claims. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of overtime, night shift premium and risk premium, recognition of employment relationships, reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2013 amounted to R$165.6 million.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings relating to possible losses as of December 31, 2013 amounted to R$6,022.3 million of which R$4,687.3 million, R$832.3 million and R$502.7 million were related to tax, civil and labor claims respectively. For further information see note 22 of our consolidated financial statements as of December 31, 2013.

Other Proceedings

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$361.6 million as of December 31, 2013.

In 2009, the Brazilian Government created a tax amnesty and refinancing program, permitting taxpayers to settle their federal tax debts under previous refinancing programs, and other federal taxes subject to court disputes, with discounts on penalties and interest, and pay the balance in installments (“REFIS”). On June 28, 2011, CLE, as successor to Esso Brasileira de Petróleo Ltda., joined the tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”), the entity that is legally responsible for the tax contingencies existing up to the date of acquisition of Essobrás by us. As of December 31, 2013, the outstanding balance of REFIS was of R$309.4 million.

In October 10, 2013, ALL – América Latina Logística S.A. (“ALL”), issued a press release announcing that it has initiated legal actions in relation to the contracts entered with Rumo. Rumo, on the other hand, filed a request for arbitration against ALL, among other administrative and judicial measures to enforce their contractual rights and to request that ALL complies with the terms of the agreement signed in 2009, as amended, including the 4th and 5th amendment signed on May 31, 2013. There are no judicial decisions suspending the validity of the contracts signed between ALL and Rumo.

As of December 31, 2013, Rumo has recorded accounts receivable from ALL amounting to R$ 225,401 (R$ 73,627 on March 31, 2013) for services provided under the agreements in accordance with IAS 18 - Revenue. Additionally, some compensation, amounting to R$ 61,069, including penalties and interest, were not recognized because they have not yet fulfilled all the criteria for revenue recognition.

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

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•
a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

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

Joint Venture’s Dividend Policy

The shareholders’ agreement between Cosan and Shell also establish the dividend policy of the Joint Venture. The dividend policy states that the Joint Venture seeks to maximize the amount of profits to be distributed to its shareholders in a manner consistent with its leverage ratio objectives and capital investment requirements. The supervisory boards must propose, and the shareholders approve, an allocation of the net profit of the Joint Venture in accordance with the shareholders’ agreements. The shareholders’ agreements provide that net profit is subject to the following allocation order:

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

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. Brazilian tax laws permit Cosan to make distributions to shareholders of interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Central Bank from time to time, and the amount of the deduction is limited to the largest of (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; and (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on shareholders’ equity is subject to withholding income tax at the rate of 25%.

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

On August 13, 2013, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 13, 2013. The dividends were paid to shareholders for the fiscal year ended March 31, 2013 totaling US$82,405,674.26 corresponding to US$ 0.304431158  per common share or the equivalent in reais to holders of Brazilian depositary receipts, without withholding income tax.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Prior to August 16, 2007, no public market existed for our class A common shares. Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ.” The BDRs representing our class A common shares are listed on the BM&FBOVESPA and trade under the symbol “CZLT33.”

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

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE (US$ per common share)
	High	Low
Fiscal Year Ended March 31, 2010	9.75	2.40
Fiscal Year Ended March 31, 2011	14.57	7.95
Fiscal Year Ended March 31, 2012	15.11	9.08
Fiscal Year Ended March 31, 2013	21.31	11.29
Nine-Month Period Ended December 31, 2013	20.95	13.20

Fiscal Quarter
First Fiscal Quarter 2012	13.35	10.83
Second Fiscal Quarter 2012	12.82	9.44
Third Fiscal Quarter 2012	12.39	9.08
Fourth Fiscal Quarter 2012	15.11	11.10
First Fiscal Quarter 2013	15.23	11.29
Second Fiscal Quarter 2013	15.86	12.27
Third Fiscal Quarter 2013	17.31	15.42
Fourth Fiscal Quarter 2013	21.31	17.53
Three period ended June 30, 2013	20.95	15.34
Three period ended September 30, 2013	16.76	13.20
Three period ended December 31, 2013	16.13	13.46

Month
October 2013	16.13	15.39
November 2013	15.90	14.42
December 2013	14.53	13.46
January 2014	13.54	11.56
February 2014	12.40	10.93
March 2014 .	12.15	10.45
April 2014 (through April 28, 2014)	12.71	11.53

Source: Bloomberg

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT33	BM&FBOVESPA (reais per BDR)
	High	Low
Fiscal Year Ended March 31, 2010	17.65	5.78
Fiscal Year Ended March 31, 2011	24.15	14.89
Fiscal Year Ended March 31, 2012	27.90	15.70
Fiscal Year Ended March 31, 2013	42.40	22.99
Nine-Month Period Ended December 31, 2013	43.00	31.22

Fiscal Quarter
First Fiscal Quarter 2012	20.37	16.65
Second Fiscal Quarter 2012	19.27	15.02
Third Fiscal Quarter 2012	21.86	16.67
Fourth Fiscal Quarter 2012	27.35	19.61
First Fiscal Quarter 2013	27.45	22.99
Second Fiscal Quarter 2013	32.50	24.80
Third Fiscal Quarter 2013	36.00	31.70
Fourth Fiscal Quarter 2013	42.40	35.89
Three-month period Ended June 30, 2013	43.00	34.69
Three-month period Ended September 2013	37.50	31.22
Three-month period Ended December 31, 2013	36.00	32.00

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT33	BM&FBOVESPA (reais per BDR)
	High	Low

Month
October 2013	36.00	33.80
November 2013	35.89	33.45
December 2013	34.50	32.00
January 2014	31.55	28.30
February 2014	29.69	27.31
March 2014 .	28.05	24.31
April 2014 (through April 28, 2014)	28.47	25.50

Source: Bloomberg

On march 31, 2014, the last reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$11.48 and R$25.93 per class A common share and BDR representing our class A common shares, respectively.

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

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.

COSAN S.A. IND. E COM COMMON SHARES; TICKER: CSAN3	BM&FBOVESPA (reais per common share)
	High	Low
Fiscal Year Ended March 31, 2010	25.60	10.08
Fiscal Year Ended March 31, 2011	28.85	18.00
Fiscal Year Ended March 31, 2012	34.01	19.13
Fiscal Year Ended March 31, 2013	47.99	28.47
Nine-Month Period Ended December 31, 2013	49.02	39.28

Fiscal Quarter
First Fiscal Quarter 2012	25.71	20.38
Second Fiscal Quarter 2012	24.99	19.13
Third Fiscal Quarter 2012	27.45	22.54
Fourth Fiscal Quarter 2012	34.01	26.17
First Fiscal Quarter 2013	33.79	28.47
Second Fiscal Quarter 2013	37.15	29.45
Third Fiscal Quarter 2013	42.37	36.80

COSAN S.A. IND. E COM COMMON SHARES; TICKER: CSAN3	BM&FBOVESPA (reais per common share)
	High	Low

Fourth Fiscal Quarter 2013	47.99	42.11
Three-month Period Ended June 30, 2013	49.02	41.34
Three-month Period Ended September 30, 2013	44.00	39.90
Three-month Period Ended December 30, 2013	44.92	39.28

November 2013	44.66	42.18
December 2013	41.95	39.28
January 2014	38.74	35.25
February 2014	36.60	34.00
March 2014 .	35.26	32.80
April 2014 (through April 28, 2014)	38.73	35.10

Source: Bloomberg

On March 31, 2014, the last reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$35.26 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our class A common shares are listed on the NYSE and trade under the symbol “CZZ.” The BDRs representing our class A common shares are listed on the BM&FBOVESPA and trade under the symbol “CZLT33.”

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

Under our by-laws, at least 10 clear days-notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to receive notice of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if notice is served pursuant to Bermuda law in the manner provided by the Companies Act 1981. The quorum required for a general meeting of shareholders is two or more persons present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting power of the shares in the Company which by their terms carry the right to vote.

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

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax and differing tax consequences applicable to you if you are, for instance:

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

Taxation of Distributions

Distributions paid on our common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long term capital gains, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities transactions and certain commodities. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our transition taxable year ended December 31, 2013. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which you held our common shares, gain recognized by you on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our common shares exceeded 125% of the average of the annual distributions on common shares received by you during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of our common shares. You should consult your tax adviser to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were treated as a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates applicable to long-term capital gains discussed above with respect to dividends paid to non-corporate holders would not apply.

If a U.S. Holder owns our common shares during any year in which the Company is a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

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

Based on the sugar sales volumes in the nine-month period ended December 31, 2013, a hypothetical 10% decrease in unhedged prices would reduce our sugar net sales by approximately R$34.0 million in transition period 2013 (R$45.8 in fiscal year 2013) as set forth below.

	Fair Value - Net Sales (**)	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of reais)	(thousand tons of sugar or thousand liters of ethanol)	(in millions of reais)
Ethanol sales volume (unhedged) in the nine-month period ended December 31, 2013	3,143.3	1,658.3	314.3
Sugar sales volumes in the nine-month period ended December 31, 2013	3,127.6	3,277.4	68.0
Hedged sugar position at December 31, 2013 (*)	2,477.7	2,494.6	-
VHP sugar (NY no. 11)	2,477.7	2,494.6	-
White sugar (LIFFE no. 5)	-	-	-
Unhedged sugar position at December 31, 2013	679.9	782.9	68.0

(*)	Includes derivative futures and firm commitments with customers where there are already fixed prices for the sugar to be sold.

(**)	Represents 100% of the financial instruments of Raízen Energia, of which the Cosan S.A. proportionately consolidates only 50%.

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

Based on the foregoing, we believe that as of December 31, 2013 a hypothetical 10% decrease in prices would increase our net commodities risk by R$502.9 million (R$474.1 as of March 31, 2013) as set forth below.

	Fair Value - Net Purchases	Commodities Risk - 10% Price Decrease
	(in millions of reais)	(in millions of reais)
Total unhedged position at December 31, 2013	679.9	68.0
Sugarcane supplied by growers in nine-month period ended December 31, 2013	2,272.0	227.2
Sugarcane from leased land in nine-month period ended December 31, year 2013	2,077.3	207.7
Net unhedged position at December 31, 2013	5,029.2	502.9

As of December 31, 2013, Raízen had entered into hedging agreements with respect to 1,557.1 thousand tonnes of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$18.0 per tonne and 10.2 thousand tons of white sugar at an average price of US$454.23 per tonne.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2013. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk - commodities derivatives opened at December 31, 2013

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)	(R$ thousand)
Financial instruments contracted by Raízen Energia
Composition of balance of derivative financial instruments designated in hedge accounting
Future	Sold	NYBOT	Sugar#11	Mar-14	576,810	T	548,533	59,686
Future	Sold	NYBOT	Sugar#11	May-14	90,327	T	88,532	11,280
Future	Sold	NYBOT	Sugar#11	Jul-14	536,473	T	497,172	33,644
Future	Sold	NYBOT	Sugar#11	Oct-14	564,923	T	528,143	30,698
Future	Sold	NYBOT	Sugar#11	Mar-15	75,238	T	74,580	5,609
Future	Sold	ICE	Sugar#5	Mar-14	13,150	T	298	1,079
Future	Sold	ICE	Sugar#5	May-14	1,500	T	34	109
Future	Sold	ICE	Sugar#5	Jul-14	3,500	T	80	194
Sub-total of sugar futures sold					1,861,921	T	1,737,372	142,299

Composition of balance of derivative financial instruments non-designated in hedge accounting
Future	Purchased	NYBOT	Sugar#11	Mar-14	(269,558	)T	(237,668)	(9,218)
Future	Purchased	NYBOT	Sugar#11	May-14	(7,925	)T	(7,068)	(290)
Future	Purchased	NYBOT	Sugar#11	Jul-14	(8,382	)T	(7,480)	(238)
Future	Purchased	NYBOT	Sugar#11	Oct-14	(559	)T	(502)	(9)
Future	Purchased	NYBOT	Sugar#11	Mar-15	(254	)T	(243)	(10)
Future	Purchased	ICE	Sugar#5	Mar-14	(8,000	)T	(169)	(33)
Sub-total of sugar future purchased					(294,678	)T	(253,130)	(9,798)

Sub-total of Sugar					1,567,243	T	1,484,242	132,501

Future	Sold	BM&F Bovespa	Ethanol	Jan-14	3,030m³		119	-
Future	Sold	BM&F Bovespa	Ethanol	Feb-14	6,780m³		268	-
Future	Sold	BM&F Ethanol	Ethanol	Jan-14	3,750m³		4,418	(249)
Future	Sold	BM&F Ethanol	Ethanol	Feb-14	1,800m³		2,105	(159)
Future	Sold	CHGOETHNL	Ethanol	Jan-14	79,499m³		83,469	(8,095)
Future	Sold	CHGOETHNL	Ethanol	Feb-14	62,055m³		63,389	(4,320)
Future	Sold	CHGOETHNL	Ethanol	Mar-14	35,906m³		37,388	(613)
Future	Sold	CHGOETHNL	Ethanol	Apr-14	22,082m³		22,631	(744)
Future	Sold	CHGOETHNL	Ethanol	May-14	17,121m³		17,430	(582)
Future	Sold	CHGOETHNL	Ethanol	Jun-14	15,521m³		15,805	(430)
Future	Sold	CHGOETHNL	Ethanol	Jul-14	3,200m³		3,242	(77)
Future	Sold	CHGOETHNL	Ethanol	Aug-14	6,400m³		6,508	(25)
Future	Sold	CHGOETHNL	Ethanol	Sep-14	3,200m³		3,242	5
Future	Sold	CHGOETHNL T2	Ethanol	Jan-14	4,300m³		7,142	331
Future	Sold	CHGOETHNL T2	Ethanol	Feb-14	2,300m³		3,800	127
Future	Sold	CHGOETHNL T2	Ethanol	Mar-14	1,300m³		2,168	54
Future	Sold	CHGOETHNL T2	Ethanol	Apr-14	7,600m³		12,769	390
Future	Sold	CHGOETHNL T2	Ethanol	May-14	7,600m³		12,770	316
Future	Sold	CHGOETHNL T2	Ethanol	Jun-14	7,600m³		12,770	243
Future	Sold	CHGOETHNL T2	Ethanol	Jul-14	3,000m³		5,061	97
Future	Sold	CHGOETHNL T2	Ethanol	Aug-14	3,000m³		5,061	97
Future	Sold	CHGOETHNL T2	Ethanol	Sep-14	3,000m³		5,061	97
Sub-total of ethanol futures sold					286,357m³		326,616	(13,537)

Future	Purchase	BMF Ethanol	Ethanol	Jan-14	(3,750	)m³	(4,461)	206
Future	Purchase	BMF Ethanol	Ethanol	Feb-14	(1,800	)m³	(2,150)	114
Future	Purchase	CHGOETHNL	Ethanol	Jan-14	(63,520	)m³	(65,313)	8,250
Future	Purchase	CHGOETHNL	Ethanol	Feb-14	(81,120	)m³	(82,840)	5,028
Future	Purchase	CHGOETHNL	Ethanol	Mar-14	(47,040	)m³	(48,081)	1,391
Future	Purchase	CHGOETHNL	Ethanol	Apr-14	(48,000	)m³	(49,955)	840
Future	Purchase	CHGOETHNL	Ethanol	May-14	(15,520	)m³	(16,101)	218
Future	Purchase	CHGOETHNL	Ethanol	Jun-14	(13,920	)m³	(14,507)	44

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)	(R$ thousand)
Future	Purchase	CHGOETHNL	Ethanol	Jul-14	(8,320	)m³	(8,469)	160
Future	Purchase	CHGOETHNL	Ethanol	Sep-14	(3,200	)m³	(3,267)	(30)
Future	Purchase	CHGOETHNL T2	Ethanol	Jan-14	(5,300	)m³	(8,860)	(465)
Future	Purchase	CHGOETHNL T2	Ethanol	Feb-14	(7,300	)m³	(12,200)	(543)
Future	Purchase	CHGOETHNL T2	Ethanol	Mar-14	(4,300	)m³	(7,244)	(253)
Future	Purchase	CHGOETHNL T2	Ethanol	Apr-14	(14,300	)m³	(23,924)	(585)
Future	Purchase	CHGOETHNL T2	Ethanol	May-14	(4,300	)m³	(7,250)	(204)
Future	Purchase	CHGOETHNL T2	Ethanol	Jun-14	(4,300	)m³	(7,250)	(162)
Future	Purchase	Platts Chicago	Ethanol	Jan-14	(12,960	)m³	(14,277)	732
Sub-total of ethanol futures purchase					325,990	m³	(376,149)	14,741

Physical fixed	Sold	CHGOETHNL	Ethanol	Jan-Dec/14	298,380	m³	407,722	(17,570)
Physical fixed	Purchase	CHGOETHNL	Ethanol	Jan-Jul/14	(458,238	)m³	(546,049)	17,811
Sub-total of physical fixed					(159,858	)m³	(138,327)	241

Sub-total of Ethanol					(199,491	)m³	(187,860)	1,445

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

As of December 31, 2013, 34.57%, or R$4,489.7 million (35.26% or R$4,048.9 million as of March 31, 2013) of our consolidated total debt outstanding was fixed rate debt.

The majority of debts of Cosan, except the jointly-controlled subsidiary Raízen, are dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. However, we have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2012 a hypothetical 10% increase in all interest rates would increase our financial expenses by R$10.6 million per year based on the net financial expenses we recorded in our consolidated income statement for the transition year ended December 31, 2013.

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

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars, exposing it to the risk of variations in the real to U.S. dollar exchange rate of R$4,177,377.

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

At December 31, 2013, we had outstanding currency derivatives fair valued at R$184.8 million (R$200.7 million in fiscal year 2013) which were represented by forward, future, swap and put option contracts as disclosed in note 32 of our consolidated financial statements.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the U.S. dollar would increase our export sales by approximately R$31 million per year, based on the level of our total export sales for the nine-month period ended December 31, 2013, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

U.S. dollar financial instruments outstanding at December 31, 2013:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
	(in thousands of reais)
Raízen
Denominated debt	4,177,377	4,177,377	417,738

Denominated receivables	(155,965)	(155,965)	(156)

Denominated derivative financial instruments (net)	128,981	56,778	(16,289)
- Future sale commitments	1,199,997	(1,250)	(120,000)
- Future purchase commitments	(1,266,761)	3,769	126,676
- Forward sale commitments	374,816	(264)	(37,482)
- Forward purchase commitments	(392,595)	47,246	39,259
- Exchange lock sale commitments	271,409	8,773	(24,743)
- Exchange lock purchase commitments	(57,885)	(1,496)	5,789
Net potential impact	4,150,393	4,078,190	(16,027)
Eliminate 50%	(2,075,196)	(2,039,095)	(8,014)
Net Potential impact — Raízen	2,075,196	2,039,095	(8,014)

Other Cosan
Denominated debt	3,791,773	3,791,773	379,177

Denominated receivables	(24,453)	(24,453)	(2,445)

Denominated derivative financial instruments (net)	184,800	184,800	336
- Exchange lock commitments	184,800	184,800	336

Net potential impact Cosan	3,952,120	3,952,120	377,068

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2013, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established on Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO – framework 1992. Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2013.

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

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2013, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, which appears on page F-3.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this transition report that has materially affected, or is reasonably likely to materially or significantly affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are

Messrs. Marcus Vinicius Pratini de Moraes (chairman),  Mailson Ferreira da Nóbrega, and Hélio França Filho.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by PricewaterhouseCoopers for services performed in the nine-month period ended December 31, 2013 and fiscal year ended March 31, 2013 and by Ernst & Young for services performed in fiscal year ended March 31, 2012, presented in thousands of reais:
	At December 31, 2013	At March 31, 2013	At March 31, 2012
	(in thousands of reais)
Audit fees	3,248	1,161	1,152
Audit related fees	218	530	1,127
All other fees	-	-	120
Total consolidated audit fees	3,466	1,691	2,399

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

In previous fillings, fees included amounts for several affiliates that were proportionally consolidated. This year they are accounted for under the equity method and are excluded from the fees.

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

We are filing the following documents as part of this transition report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)
1.2	By-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007)
2.1
Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

2.2
Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., (now CLE) The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2009)

2.3
Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011)

2.4
Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2013)

2.5
Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent, Registrar and Calculation Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2013)

4.1
Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007)

4.2
Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009)

4.3
Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010)

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

4.11
Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013)

4.12
Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013)

8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

13.3	Financial Statements to the period of March 31, 2014, 2013 and 2012 of Raízen Energia and Raízen Combustíveis **

* Portions of this item have been omitted pursuant to a request for confidential treatment.

** Since the fiscal year of these companies differ to those of Cosan Limited, the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Date: April 30, 2014

Cosan Limited

Consolidated financial statements at
December 31, 2013 and reports of independent
registered public accounting firms

Cosan Limited

Consolidated financial statements

December 31, 2013

 Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders
Cosan Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss and other comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cosan Limited and its subsidiaries at December 31, 2013 and March 31, 2013, and the results of their operations and their cash flows for the nine month-period ended December 31, 2013 and for the year ended March 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4.2.(c) to the consolidated financial statements, the Company changed the manner in which it accounted for joint arrangements under IFRS 11 - Joint Arrangements

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Campinas, Brazil
February 26, 2014

/s/ PricewaterhouseCoopers
Auditores Independentes

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cosan Limited

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries as of April 1, 2012, and the restated consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended March 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cosan Limited and subsidiaries at April 1, 2012 and the restated consolidated results of their operations and their cash flows for the year ended March 31, 2012, in conformity with International Financial Reporting Standards, as issued by International Accounting Standards Board.

As discussed in Note 4, the accompanying consolidated financial statements have been restated for both retrospective adoption of IFRS 11 “Joint Arrangements”, and also the correction of an error.

São Paulo, Brazil, February 26, 2014

/s/ ERNST & YOUNG
Auditores Independentes S.S.

Cosan Limited

Consolidated statement of financial position
December 31, 2013, March 31, 2013 and April 1, 2012
(In thousands of Brazilian Reais - R$)

	Note	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Assets
Cash and cash equivalents	6	1,509,565	1,544,072	1,036,217
Restricted cash		-	18,220	18,233
Investment securities		87,978	105,856	-
Trade receivables	7	844,483	857,136	232,464
Derivative financial instruments	32	-	32,301	-
Inventories	8	311,980	275,697	150,991
Receivables from related parties	11	46,788	37,642	70,432
Income tax receivable		56,340	42,644	49,796
Other current tax receivable	9	85,433	63,720	16,584
Other financial assets	10	63,054	59,299	40,080
Dividends receivable		26,350	119,297	226,703
Other assets		217,927	202,065	58,311
		3,249,898	3,357,949	1,899,811

Assets held for sale	31	314,104	85,426	-

Current assets		3,564,002	3,443,375	1,899,811

Trade receivables	7	238,460	9,505	-
Deferred tax assets	21	232,188	220,356	245,267
Receivables from related parties	11	504,481	535,336	718,615
Income tax receivable		49,268	38,840	-
Other non-current tax receivable	9	18,366	17,881	1,006
Judicial deposits	22	361,554	383,253	351,354
Other financial assets	10	407,107	446,950	640,964
Derivative financial instruments	32	513,934	113,555	-
Other non-current asset		493,340	412,022	366,369
Equity method investments	13	103,316	50,556	325,577
Investment in joint ventures	14	8,498,259	8,582,741	8,189,588
Investment property	15	2,281,509	2,473,438	-
Property, plant and equipment	16	1,271,910	1,178,297	1,656,149
Intangible assets and goodwill	17	10,078,040	9,614,898	1,469,382

Non-current assets		25,051,732	24,077,628	13,964,271

Total assets		28,615,734	27,521,003	15,864,082

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statement of financial position
December 31, 2013, March 31, 2013 and April 1, 2012
(In thousands of Brazilian Reais - R$)

	Note	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Liabilities
Loans and borrowings	18	1,050,862	1,608,373	83,505
Derivative financial instruments	32	50,879	10,009	5,282
Trade payables	19	862,429	799,479	95,318
Employee benefits payable		103,296	94,262	42,894
Income tax payable		28,143	12,672	7,016
Other current tax payable	20	199,056	147,691	132,674
Dividends payable		92,759	83,279	8,696
Payables to related parties	11	105,463	91,433	121,769
Other current liabilities		157,806	139,909	105,705

Current liabilities		2,650,693	2,987,107	602,859

Loans and borrowings	18	8,042,094	6,899,631	1,993,851
Derivative financial instruments	32	280,462	-	-
Other non-current tax payable	20	1,010,767	951,207	1,185,907
Provision for legal proceedings	22	722,458	825,684	764,266
Payables to related parties	11	-	-	16,626
Pension and post-employment benefits	33	339,135	376,059	37,312
Deferred tax liabilities	21	1,698,622	1,766,264	1,305,826
Other non-current liabilities		551,739	509,030	530,880

Non-current liabilities		12,645,277	11,327,875	5,834,668

Total liabilities		15,295,970	14,314,982	6,437,527

Equity	23
Share capital		5,328	5,328	5,328
Additional paid in capital		3,828,858	3,856,849	3,811,808
Other comprehensive income		(84,887)	(58,908)	(176,500)
Retained earnings		2,136,975	2,194,051	1,923,638

Equity attributable to:
Owners of the Company		5,886,274	5,997,320	5,564,274
Non-controlling interests	13	7,433,490	7,208,701	3,862,281

Total equity		13,319,764	13,206,021	9,426,555

Total equity and
liabilities		28,615,734	27,521,003	15,864,082

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais – R$, except earnings per share)

		Nine months ended December 31, 2013	Year ended
			March 31, 2013	March 31, 2012
	Note		(Restated)	(Restated)
Net sales	27	6,878,214	4,586,209	4,563,554
Cost of sales	28	(4,878,229)	(3,211,309)	(3,696,185)

Gross profit		1,999,985	1,374,900	867,369

Selling expenses	28	(603,965)	(459,433)	(318,429)
General and administrative expenses	28	(466,933)	(419,533)	(274,462)
Other income (expense), net	30	76,272	173,739	(21,729)
		(994,626)	(705,227)	(614,620)

Gain on the de-recognition of
subsidiaries to form the Joint Ventures	26	-	-	2,752,731

Operating (expense) income		(994,626)	(705,227)	2,138,111

Income before financial results, equity in
income of associates and income taxes		1,005,359	669,673	3,005,480

Equity in income of investees
Equity in income of associates	13	5,497	70,414	39,188
Equity in income of jointly controlled entity	14	242,036	603,912	349,363
		247,533	674,326	388,551
Financial results	29
Finance expense		(804,606)	(578,005)	(580,769)
Finance income		179,904	163,663	323,633
Foreign exchange losses, net		(324,495)	(83,254)	(16,535)
Derivatives		235,485	74,483	14,596
		(713,712)	(423,113)	(259,075)

Profit before taxes		539,180	920,886	3,134,956

Income taxes expenses	21
Current		(129,976)	(100,049)	(58,743)
Deferred		90,782	(26,304)	(960,364)
		(39,194)	(126,353)	(1,019,107)

Profit from continuing operations		499,986	794,533	2,115,849
Profit from discontinued operations, net of tax		-	138,918	64,248

Profit for the year		499,986	933,451	2,180,097

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income
Items that will not be
reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plan			42,438		(52,253)		-
Taxes on items that will not be
reclassified to profit or loss			(14,429)		(17,767)		-
			28,009		(70,020)		-
Items that may be reclassified
subsequently to profit or loss:
Foreign currency translation effect			(42,892)		2,583		20,724
(Loss) gain on cash flow hedge in
jointly controlled entity			(9,736)		54,083		238,503
Revaluation of investment property			-		83,318		-
Changes in fair value of
available for sale securities			13,753		10,805		(35,892)
Taxes on items that may be reclassified
subsequently to profit or loss			(1,366)		120,889		(68,888)
			(40,241)		271,678		154,447
Other comprehensive (loss) income for the
year, net of tax			(12,232)		201,658		154,447

Total comprehensive income for the year			487,754		1,135,109		2,334,544

Net income attributable to:
Owners of the Company (including
discontinued operations)			122,618		424,070		1,176,367
Non-controlling interests			377,368		509,381		1,003,730

Total comprehensive income attributable to:
Owners of the Company			96,639		541,662		1,275,486
Non-controlling interests			391,115		593,447		1,059,058

Basic earnings per share	24
Continued operations		R$	0.46	R$	1.27	R$	4.23
Discontinued operations			-	R$	0.33	R$	0.15
		R$	0.46	R$	1.60	R$	4.38
Diluted earnings per share	24
Continued operations		R$	0.33	R$	1.06	R$	4.23
Discontinued operations			-	R$	0.33	R$	0.15
		R$	0.33	R$	1.39	R$	4.38

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Statement of changes in equity
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais - R$)

The accompanying notes are an integral part of these consolidated financial statements.
		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income	earnings	of the Company	interests	equity
At April 01, 2011	5,328	3,943,837	(275,619)	879,262	4,552,808	2,762,929	7,315,737

Profit for the year	-	-	-	1,176,367	1,176,367	1,003,730	2,180,097

Other comprehensive income
Foreign currency translation effects	-	-	15,790	-	15,790	4,934	20,724
Gain on cash flow hedge in jointly controlled entity	-	-	98,087	-	98,087	59,325	157,412
Changes in fair value of available for
sale securities	-	-	(14,758)	-	(14,758)	(8,931)	(23,689)
Total comprehensive income for the year	-	-	99,119	1,176,367	1,275,486	1,059,058	2,334,544

Contributions by and distributions to
owners of the Company
Dividends - non-controlling interests	-	(30,065)	-	-	(30,065)	(17,173)	(47,238)
Share based compensation	-	6,728	-	-	6,728	4,072	10,800
Acquisition of treasury shares	-	(109,392)	-	-	(109,392)	-	(109,392)
Dividends	-	-	-	(140,998)	(140,998)	-	(140,998)
Total contributions by and distributions to	-	(132,729)	-	(140,998)	(273,727)	(13,101)	(286,828)
owners of the Company

Transactions with owners of the Company
Formation of the Joint Ventures	-	-	-	-	-	(16,457)	(16,457)
Corporate reorganization - Rumo Group	-	-	-	(1,993)	(1,993)	77,864	75,871
Other	-	700	-	11,000	11,700	(8,012)	3,688
Total transactions with owners of the Company	-	700	-	9,007	9,707	53,395	63,102

At March 31, 2012 (Restated)	5,328	3,811,808	(176,500)	1,923,638	5,564,274	3,862,281	9,426,555

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Statement of changes in equity
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income	earnings	of the Company	interests	equity
At April 01, 2012	5,328	3,811,808	(176,500)	1,923,638	5,564,274	3,862,281	9,426,555

Profit for the year	-	-	-	424,070	424,070	509,381	933,451

Other comprehensive income
Foreign currency translation effects	-	-	(3,381)	-	(3,381)	5,964	2,583
Loss on cash flow hedge in jointly controlled entity	-	-	22,239	-	22,239	13,456	35,695
Revaluation of investment property	-	-	118,832	-	118,832	71,903	190,735
Actuarial loss on defined benefit plan	-	-	(21,486)	-	(21,486)	(13,001)	(34,487)
Changes in fair value of available for
sale securities	-	-	1,388	-	1,388	5,744	7,132
Total comprehensive income for the year	-	-	117,592	424,070	541,662	593,447	1,135,109

Contributions by and distributions to
owners of the Company
Share options exercised	-	10,444	-	-	10,444	6,320	16,764
Dividends - non-controlling interests	-	(1,295)	-	-	(1,295)	1,316	21
Share based compensation	-	8,284	-	-	8,284	5,012	13,296
Dividends	-	-	-	(153,657)	(153,657)	(315,259)	(468,916)
Total contributions by and distributions to
owners of the Company	-	17,433	-	(153,657)	(136,224)	(302,611)	(438,835)

Transactions with owners of the Company
Corporate reorganization - Raízen Group	-	31,693	-	-	31,693	19,173	50,866
Acquisition of treasury shares	-	(17,250)	-	-	(17,250)	-	(17,250)
Acquisition of non-controlling interest	-	(2,859)	-	-	(2,859)	(79,641)	(82,500)
Business combination - COMGÁS	-	15,754	-	-	15,754	1,863,331	1,879,085
Business combination - Radar	-	270	-	-	270	1,285,593	1,285,863
Business combination - Logispot
non-controlling interest	-	-	-	-	-	(32,872)	(32,872)
Total transactions with owners of the Company	-	27,608	-	-	27,608	3,055,584	3,083,192

At March 31, 2013 (Restated)	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Statement of changes in equity
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income	earnings	of the Company	interests	equity
At April 01, 2013	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021

Profit for the nine months	-	-	-	122,618	122,618	377,368	499,986

Other comprehensive income
Foreign currency translation effects	-	-	(34,984)	-	(34,984)	(7,907)	(42,891)
Loss on cash flow hedge in jointly controlled entity	-	-	(4,004)	-	(4,004)	(2,422)	(6,426)
Actuarial gain on defined benefit plan	-	-	11,334	-	11,334	16,675	28,009
Changes in fair value of available for
sale securities	-	-	1,675	-	1,675	7,402	9,077
Total comprehensive income for the nine months	-	-	(25,979)	122,618	96,639	391,116	487,755

Contributions by and distributions to
owners of the Company
Share options exercised	-	10,120	-	-	10,120	6,123	16,243
Dividends - non-controlling interests	-	889	-	-	889	(589)	300
Share based compensation	-	4,109	-	-	4,109	2,486	6,595
Dividends	-	-	-	(179,694)	(179,694)	(148,586)	(328,280)
Total contributions by and distributions to
owners of the Company	-	15,118	-	(179,694)	(164,576)	(140,566)	(305,142)

Transactions with owners of the Company
Acquisition of treasury shares	-	(43,412)	-	-	(43,412)	(26,268)	(69,680)
Expired dividends	-	303	-	-	303	507	810
Total transactions with owners of the Company	-	(43,109)	-	-	(43,109)	(25,761)	(68,870)

At December 31, 2013	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statement of cash flows
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais - R$)

		Nine months ended December 31, 2013	Year ended
			March 31, 2013	March 31, 2012
	Note		(Restated)	(Restated)
Cash flows from operating activities
Profit before taxes		539,180	920,886	3,134,956
Adjustments for:
Depreciation and amortization	16 / 17	439,144	334,786	260,880
Biological assets		-	-	(9,136)
Equity in income of investees	13	(5,497)	(70,414)	(39,188)
Equity in income of jointly controlled entity	14	(242,036)	(603,912)	(349,363)
Gain (loss) on disposal of assets		6,922	(100,349)	(19,516)
Share-based compensation expense		6,595	13,295	10,800
Changes in fair value of investment property	15	(125,324)	(138,776)	-
Provisions for legal proceedings		80,944	49,334	80,943
Indexation charges, interest and
exchange gains/losses, net		825,774	438,361	355,072
Effect of the formation of Joint Ventures		-	-	(2,850,868)
Other		43,948	67,440	16,974
		1,569,650	910,651	591,554
Changes in:
Trade receivables		(254,236)	(62,414)	(285,107)
Securities		-	(14,276)	-
Restricted cash		18,220	-	124,659
Cash from discontinued operations	31	-	116,387	21,233
Inventories		(28,324)	(33,355)	(371,060)
Recoverable taxes		(13,167)	(28,488)	83,798
Related parties		(8,519)	(104,078)	(280,886)
Advances to suppliers		4,954	15,269	(103,972)
Trade payables		55,728	(5,280)	103,469
Employee benefits		(14,216)	(55,194)	89,807
Provisions for legal proceedings		(107,484)	(9,212)	71,593
Income tax and other tax		(156,476)	(313,702)	745,229
Other		82,340	(133,193)	(138,333)
		(421,180)	(627,536)	60,430

Net cash generated by operating activities		1,148,470	283,115	651,984

Cash flows from investing activities
Acquisitions net of cash acquired		-	(2,995,499)	(145,861)
Capital contribution in associates		(79,594)	(61,014)	-
Cash contributed - formation of Raízen		-	-	(394,766)
Dividends received from associates		3,684	-	-
Dividends received from jointly controlled entity		406,424	578,757	134,051
Acquisition of property, plant and
equipment and intangible assets	16 / 17	(976,119)	(649,681)	(678,442)
Acquisition of biological assets		-	-	(158,119)
Proceeds from sale of property, plant and equipment,
intangible and investments, net of cash contributed		65,350	220,719	65,835
Proceeds from sale of discontinued operation	31	57,175	196,546	-
Net cash used in discontinued operation	31	-	(411)	(2,859)

Net cash used in investing activities		(523,080)	(2,710,583)	(1,180,161)

Cosan Limited

Consolidated statement of cash flows
For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings raised	1,072,339	6,197,855	1,818,518
Payment of principal and interest on
loans and borrowings	(1,460,470)	(2,787,121)	(963,388)
Acquisition of non-controlling interest	-	(82,500)	-
Redemption of shares in subsidiary	-	-	(99,784)
Derivative financial instruments	82,621	-	(96,606)
Dividends paid	(314,446)	(396,462)	(333,659)
Treasury shares	(69,659)	(17,250)	(48,258)
Proceeds from exercise of share options	16,243	16,764	-

Net cash (used in) generated by financing activities	(673,372)	2,931,286	276,823

(Decrease) increase in cash and cash equivalents	(47,982)	503,818	(251,354)

Cash and cash equivalents at the
beginning of the year	1,544,072	1,036,217	1,271,780
Effect of exchange rate fluctuations on cash held	13,475	4,037	15,791

Cash and cash equivalents at the ended of the year	1,509,565	1,544,072	1,036,217

Supplemental cash flow information
Interest paid	376,526	166,068	136,210
Income taxes paid	129,539	224,640	80,699

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1           Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE – CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the São Paulo Stock Exchange (BM&FBovespa – CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and its subsidiaries with a 62.30 % interest. Cosan, Cosan S.A. and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”), which is consolidated since November 2012 (See Note 12); (ii) Logistics services including transportation, port loading and storage of sugar, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iii) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two jointly controlled entities ("Joint Ventures" or "JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse. Cosan and Royal Dutch Shell (“Shell”) share control of the two entities, where each owns 50% of the economic control. Up until the adoption of IFRS11 – Joint Arrangements (“IFRS 11”), these investments were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in fiscal year ended December 31, 2013, these investments are accounted for under the equity method (Note 14).

On November 5, 2012, the Company completed the acquisition of 60.05% of COMGÁS from BG Group for R$ 3.4 billion. COMGÁS has been consolidated from the acquisition date and represents a separate segment.

On October 24, 2012, the Company signed an Amendment to the Association Agreement and Other Covenants signed on May 28, 2012, with Camil Alimentos SA ("Camil") whereby it agreed the sale of all of the shares of its subsidiary, Docelar Alimentos e Bebidas S.A., to Camil (Note 10 b)).

The Annual General Shareholders' Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This change was driven by changes in the Company’s investment portfolio, in which other business that do not use the harvest year (March 31) have become more significant. With this change, the Company’s fiscal year begins January 1st, and end December 31st each year. Accordingly, these consolidated financial statements are for the nine months ended December 31, 2013 (transition period) and years ended March 31, 2013 and 2012, therefore, they are not comparable.

2           Basis of preparation

2.1      Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2014.

2.2      Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;
•	Non-derivative financial instruments at fair value through profit or loss are measured at fair value;
•	Available-for-sale financial assets are measured at fair value;
•	Investment property is measured at fair value; and
•	Employees’ defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets as explained in Note 33.

2.3      Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar (US$). The Brazilian real is the functional currency of Cosan S.A., its subsidiaries and jointly controlled entities, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The functional currency for the subsidiaries located outside Brazil is U.S. dollar or the British pound.

The financial statements are presented in Brazilian real (R$).

2.4      Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Note 12 – Business combinations

When the Company has the power to govern the financial and operating policies of another entity so as to obtain benefits from its activities, it is accounted for as a subsidiary and consolidated into the financial statements. We consider we have control over Radar, without

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

owning a majority of the common shares, as Cosan S.A.'s rights under the Shareholders’ Agreement provides Cosan S.A. the ability to direct all relevant activities of Radar and have a majority say in the key financial and operating decisions of Radar.

In addition, the vast majority of the rights of the non-controlling shareholders were considered protective in nature. Cosan is also able to appoint a majority of the members of the Board of Directors and has outstanding warrants against the non-controlling shareholders which are currently exercisable and enable Cosan the ability to purchase an additional 20% participation in Radar (Note 12).

•	Notes 16 and 17 – Property, plant and equipment and intangible assets

The calculation of depreciation and amortization of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

The Company annually performs a review of impairment indicators for intangible assets and property, plant and equipment. Also, an impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in Note 17.

•	Note 21 – Income taxes and social contribution

A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to realize such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with future tax planning strategies.

•	Other non-current asset

The Company has recognized a receivable in relation to a lawsuit filed against the Federal Government, claiming indemnification due to price controls, which receipt is virtually certain, as the Supreme Court passed final judgment and the Federal Government is unable to appeal (Note 22).

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 7 – Trade receivables

Estimate of receivable from contract under arbitration:

As described in Note 7, the Company is a defendant in legal action initiated by América Latina Logística (“ALL”), a supplier of rail transport and lessee of rolling stock, in relation

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

to the investment and transportation contracts entered into in 2009. The Company has requested arbitration to enforce its contractual rights and for ALL to comply with the terms of the agreements. Services for rail transport continue to be provided by ALL.

The amounts recorded as revenue and as a receivable are for the services provided under the terms of the contract, and represent managements’ best estimate of the inflow of economic benefit, and backed by guarantees provided by ALL. However, the result of the arbitration may be a settlement that is materially higher or lower than the amounts recorded in the financial statements as trade receivables.

•	Note 32 – Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities recorded in the consolidated financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions on these factors could affect the reported fair value of financial instruments.

•	Note 33 – Pension and other post-employment benefit plans

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

•	Note 34 – Share based payments

Cosan S.A. measures employees’ share based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

•	Note 22 – Provisions for legal proceedings recognized on business combination transactions

Provisions for legal proceedings resulting from business combinations are estimated at fair value.

Contingent consideration payables resulting from business combinations are estimated at fair value, with changes in fair value recognized in profit or loss. At December 31, 2013 and March 31, 2013, the Company had contingent consideration of R$ 209,689 and R$ 194,164,

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

respectively, in relation to the business combination of CLE in 2008.

3           Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in these consolidated financial statements.

3.1      Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	Ownership percentage
	December 31, 2013	March 31, 2013	April 1, 2012
Directly owned subsidiary
_Cosan S.A.	62.30	62.30	62.30

Interest of Cosan S.A. in its subsidiaries
Subsidiaries
Administração de Participações Aguassanta Ltda.	65.00	65.00	91.50
Águas da Ponte Alta S.A.	65.00	65.00	91.50
Bioinvestments Negócios e Participações S.A.	65.00	65.00	91.50
CCL Cayman Finance Limited	100.00	100.00	100.00
Comma Oil Chemicals	100.00	100.00	-
Companhia de Gás de São Paulo - COMGÁS	60.05	60.05	-
Copsapar Participações S.A.	-	-	90.00
Cosan Biomassa S.A.	100.00	100.00	-
Cosan Cayman Finance Limited	100.00	100.00	100.00
Cosan Cayman II Limited	100.00	100.00	100.00
Cosan Global Limited	100.00	-	-
Cosan Infraestrutura S.A.	100.00	100.00	-
Cosan Lubes Investiments Limited	100.00	100.00	-
Cosan Investimentos e Participações S.A.	100.00	-	-
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00	100.00
Cosan Luxembourg S.A.	100.00	100.00	-
Cosan Overseas Limited	100.00	100.00	100.00
Cosan US, Inc.	100.00	100.00	-
Docelar Alimentos e Bebidas S.A.	-	-	99.90
Handson Participações S.A.	-	-	100.00
Logispot Armazéns Gerais S.A.(2)	38.25	38.25	38.25

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Nova Agrícola Ponte Alta S.A.(1)	29.50	29.50	-
Nova Amaralina S.A. Propriedades Agrícolas(1)	29.50	29.50	-
Nova Santa Barbara Agrícola S.A.(1)	29.50	29.50	-
Novo Rumo Logística S.A.	100.00	100.00	92.90
Pasadena Empreendimentos e Participações S.A.	100.00	100.00	100.00
Proud Participações S.A.	65.00	65.00	100.00
Radar II Propriedades Agrícolas S.A.	65.00	65.00	-
Radar Propriedades Agrícolas S.A. (1)	29.50	29.50	-
Rumo Logística Operadora Multimodal S.A.	75.00	75.00	69.67
Stallion S.A.	100.00	100.00	100.00
Terras da Ponte Alta S.A.(1)	29.50	29.50	-
Vale da Ponte Alta S.A.	65.00	65.00	91.50

(1)	See details related on gain of control in Note 12 II;
(2)	Cosan has control over this subsidiary through an interest of 51% held by Rumo.

a)	Business combinations

Business combinations are accounted for using the acquisition method – i.e. when control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or in other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss as a bargain purchase gain.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

b)	Non-controlling interests

For each business combination, the Company elects to measure any non-controlling interests in the acquiree either:

•	At fair value; or
•	At their proportionate share of the acquiree’s identifiable net assets, which are generally at fair value.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

c)	Subsidiaries

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

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies.

d)	Investments in associates (equity method investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 percent and 50 percent of the voting power of another entity.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

The financial statements include the Company’s share of the profit or loss and other comprehensive income of equity method investees, after adjustments to align the accounting policies with those of the Company.

When the Company’s share of losses exceeds its interest in an equity method investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

e)	Investments in jointly controlled entities

The Company has interests in joint ventures, which are jointly controlled entities, whereby the ventures have a contractual arrangement that establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 4 and 14).

f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

3.2      Foreign currency

a)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date.

Translation differences on non-monetary assets and liabilities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency translation effects are generally recognized in profit or loss. However, foreign currency translation effects arising from the translation of the following items are recognized in other comprehensive income:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•
Available-for-sale equity investments (except an impairment is recognized in which case foreign currency differences that have been recognized in other comprehensive income are reclassified to profit or loss);

•	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; or

•	Qualifying cash flow hedges to the extent the hedge is effective.

b)	Foreign operations

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian reais using the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Company disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Company disposes only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such item are considered part of the net investment in the foreign operation and are recognized in other comprehensive income, and presented in the translation reserve in equity.

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

•	Assets and liabilities have been translated using the exchange rate at the balance sheet date;

•	Statement of income, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

•	Equity has been translated using the historical exchange rate.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Translation effects have been recognized in equity in the "Cumulative translation adjustment" line item.

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on the respective functional currency. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of equity, as cumulative translation adjustment.

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 2.3426 = US$ 1.00 at December 31, 2013, R$ 2.0138 = US$ 1.00 at March 31, 2013 and R$ 1.8221 = US$ 1.00 at April 1, 2012.

3.3      Financial instruments

a)	Non-derivative financial assets

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

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

I.	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held-for trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets classified as held-for-trading comprise short-term sovereign debt securities actively managed by the Company’s treasury department to address short-term liquidity needs.

Financial assets designated at fair value through profit or loss comprise equity securities that otherwise would have been classified as available-for-sale.

II.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the positive intention and ability to hold them to maturity. Interests, monetary, exchange rate, less impairment losses, if any, are recognized in income when incurred in the line of financial income/expense.

Held-to-maturity financial assets comprise debentures. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost.

III.	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, and trade and other receivables.

IV.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

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

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term investments comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

c)	Non-derivative financial liabilities

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

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, debt securities issued (including certain preference shares), bank overdrafts, and trade and other payables.

Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the statement of cash flows.

Interests paid are disclosed as financing activities in the statements of cash flows.

d)	Derivative financial instruments, including hedge accounting

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

On initial designation of the derivative as a hedging instrument, the Company formally

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

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

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

I.	Cash flow hedges

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

II.	Fair value hedge

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the income statement, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the income statement as "Financial expenses". The gain or loss related to the ineffective portion is recognized in the income statement as "Other gains (losses), net". Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the income statement as "Financial expenses".

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the method of effective interest rate is used, is amortized to income over the period to maturity.

III.	Embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

IV.	Other derivative financial instruments

When a derivative financial instrument is not designated in a hedge relationship and does not qualify for hedge accounting, all changes in its fair value are recognized immediately in profit or loss.

3.4      Inventory

Inventory is recorded at the lower of average cost of acquisition or production and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provisions for slow-moving or obsolete inventory are recorded when deemed necessary by management. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs.

3.5      Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are measured at the lower of their carrying value or fair value less costs to sell. Any loss in the value of a group of assets classified as held for sale is initially allocated to goodwill and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, pension plan assets and investment property. Losses recognized upon classification as held for sale and subsequent gains and losses are recognized in income. Gains are not recognized in excess of any cumulative impairment loss previously recognized.

3.6      Investment property

Agricultural land is stated at fair value, with changes in fair value recognized in profit or loss.

Sale of farms are not recognized in profit or loss until (i) the sale is concluded, (ii) the Company determines that buyer’s payment is probable; (iii) the revenue can be reliably measured, and (iv) the Company has transferred the ownership risks to the buyer, without any continuing involvement. The gain from sale of farms is reported in the statement of profit or loss in “Other, net” for the difference

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

between the consideration received and the carrying amount of the farm sold.

The fair value of agricultural land was determined based on the method of direct comparison of data from the market, using transactions involving comparable properties (property type, location, and quality of the property) observed in the market (Level 2). The methodology used for determining the fair value considers direct comparisons of market information, such as market research, homogenization of values, price factors, sales, distances, facilities, access to land, topography and soil, land use (culture), rainfall level, among others according to the norms issued by ABNT - Associação Brasileira de Normas Técnicas. The portfolio is valued annually by independent experts and reviewed periodically by internal professionals technically qualified to perform such appraisals.

3.7      Property, plant and equipment

a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of constructed assets includes the following:

•	The cost of materials and direct labor;

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	When the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs;

Cost also includes transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

b)	Reclassification to investment property

When the use of a property changes from held to use to investment property, the property is remeasured at fair value and reclassified as investment property. Any gain or loss arising on

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

this remeasurement is recognized in equity.

c)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

d)	Depreciation

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Depreciation is generally recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Assets recognized under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Annual depreciation rates are shown below:

Buildings and Improvements	4%
Machinery, Equipment and Facilities	3% to 10%
Airplanes, Vessels and Vehicles	10% to 20%
Rail Cars	2.90%
Locomotives	3.30%
Furniture and Fixtures	10%
Computer Equipment	20%

Costs of normal periodic maintenance are recorded as expenses when incurred since the components will not improve the production capacity or introduce improvements to the equipment.

Depreciation methods, useful lives and residual values are revised at each reporting date and adjusted if appropriate.

3.8      Intangible assets and goodwill

a)	Goodwill

Goodwill is measured at cost less accumulated impairment losses. With respect to equity method investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity method investee as a whole.

b)	Research and development

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge, are recognized in profit or loss as incurred.

Research and development activities involve a plan or design for the production of new or substantially improved products and processes. Research and development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Research and development expenditures are capitalized include the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other research and development expenditures are recognized in profit or loss as incurred.

Capitalized research and development expenditures are measured at cost less accumulated amortization and any accumulated impairment losses.

c)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

d)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

e)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

f)	Contracts with customers

Costs incurred on the development of the gas system for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

g)	Intangible assets related to the gas concession agreement

The Company’s subsidiary COMGÁS, entered into a public concession agreement for the distribution of granted by the Conceding Authority, which, at the end of the concession will hold a significant portion of the infrastructure, controls what services must be rendered and regulates the prices charged. The concession agreement grants COMGÁS with the right to

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

charge customers for the supply of gas during the term of the concession agreement. Therefore, COMGÁS recognizes this right as an intangible asset.

The intangible asset comprises: (i) the concession right recognized upon the business combination of COMGÁS, that is amortized over the concession period on a straight line basis; and (ii) the acquired or constructed underlying assets of the concession, comprised of the infrastructure necessary for the distribution of gas, that are amortized depreciated reflecting the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whatever occurs first. The consumption pattern of the assets is related to the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator to determine the basis for measuring the tariff for rendering the services of the concession, in accordance with the concession contract entered into with the Grantor.

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to review by the Grantor, COMGÁS has the option to apply for an extension of distribution services for 20 years. Contractual conditions necessary for the extension of the concession contract by the Grantor are under control of the COMGÁS, considering it is in compliance with all regulatory commitments. When the concession is terminated, the assets related to the rendering of gas distribution services will be returned to the Grantor, and the Company will be entitled to receive an indemnification to be determined based on assessments and evaluations performed at that time, which might consider the book value of the concession assets.

In addition, the concession contract determines that the tariff charged by COMGÁS should be reviewed annually, in May, with the aim to realign the tariff charged to consumers to the cost of the gas and adjust the margin of distribution for inflation.

3.9      Impairment

a)	Non-derivative financial assets

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

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

I.	Financial assets measured at amortized cost

The Company considers evidence of impairment for financial assets measured at amortized cost (loans and receivables and held-to-maturity financial assets) at both a specific asset and collective level. All individually significant assets are assessed for impairment. Those found not to be individually impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are collectively assessed for impairment by grouping together assets with similar risk characteristics.

In assessing impairment collectively, the Company uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities. Interest on the impaired asset continues to be recognized. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

II.	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the accumulated losses recorded in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in the cumulative impairment losses attributable to the application of the effective interest method are reflected as a component of interest income. If, in a subsequent periods, the fair value of an impaired available-for-sale financial asset increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in other comprehensive income.

An impairment loss with respect to an equity method investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to Companies of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized with respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss with respect to goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.10                 Provisions

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

As of December 31, 2013 and March 31, 2013, the Company recognized a contingent consideration of R$ 209,689 and R$ 194,164, respectively, in relation to the business combination of Esso in 2008. This contingent consideration is measured at fair value with changes in fair value recognized in profit or loss.

The consideration is contingent on meeting certain targets for gross revenues and sales quantities of some former ExxonMobil products for a 10 year period from the date of acquisition in 2008.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.11                 Employee benefits

a)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed when the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay these amounts as a result of past services provided by the employee, and the obligation can be estimated reliably.

b)	Share-based payment transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee compensation expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees with respect to share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to the cash payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized as employee benefit expenses in profit or loss.

c)	Defined contribution plans

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

d)	Defined benefit plans

The Company, through its indirect subsidiaries Cosan Lubrificantes Especialidades S.A. (“CLE”) and COMGÁS is the sponsor of defined benefit pension plans for some of its employees. The cost of providing benefits under the defined benefit plan is determined annually by independent actuaries using the projected unit credit method.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

A defined benefit plan is a post-employment benefit plans other than a defined contribution plan. The Company’s net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date of the financial statements for the high quality government bonds, and maturity dates approximating the terms of the Company’s obligations and that are denominated in the currency in which the benefits are expected to be paid.

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

e)	Other long-term employee benefit

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

3.12                 Revenue

a)	Sales of goods

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

b)	Sales of services

Revenues from services are recognized when the entity transfers to the buyer the significant

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

risks and rewards inherent to the services, when they are probable that the economic benefits associated with the transaction will flow to the Company, as well as its value and related costs, can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

I.	Billed revenue

Revenue from gas distribution services is recognized when its amount can be reliably measured, and is recognized in profit or loss when the volumes are delivered to customers.

II.	Unbilled revenue

Unbilled gas refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on experience, the unbilled estimated amount will not significantly differ from actual amounts.

III.	Concession construction revenue

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Grantor, and the related income is recognized in profit or loss at fair value.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

3.13                 Leases

a)	Leased assets

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

Assets leased under operating leases and are not recognized in the Company’s statement of financial position.

b)	Leased payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

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

c)	Determining whether an arrangement contains a lease

At inception of an arrangement, the Company determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains a right to use the asset(s).

At inception or on reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes in a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognized using the Company’s incremental borrowing rate.

3.14                 Finance income and finance expense

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

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

3.15                 Tax

Income taxes are comprised of income tax and social contribution at a combined rate of 34%. Tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Also, for some subsidiaries income tax and social contribution are calculated based on the Brazilian presumed profits method by taxing a profit percentage of 32% of operating revenues at a rate of 15% plus an additional 10% on taxable revenue in excess of R$ 240 for income tax; and 9% on taxable revenue for social contribution.

a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

b)	Deferred tax

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

Deferred tax is measured at the tax rates that are expected to be applied to temporary

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for loss carryforwards, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be generated in the future. Deferred tax assets are reviewed at each reporting date and written off to the extent that it is no longer probable that the related tax benefit will be realized.

c)	Indirect tax

Net revenue is recognized net of discounts and sales taxes.

d)	Tax exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

4           Changes in accounting policies and disclosures and immaterial correction of an error

4 .1           New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

I.
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

II.
IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. The Company is not currently subject to significant levies therefore it does not expect that the application of the new standard will have a material impact on the Company’s consolidated financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4 .2           Changes in accounting policies and disclosures

The following standards have been adopted by the Company for the first time for the fiscal year beginning April 1, 2013:

(a)	Amendment to IAS 1, Presentation of Financial Statement

The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

(b)	IFRS 10, Consolidated Financial Statement

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The application of IFRS 10, did not have an impact on the financial statements.

(c)	IFRS 11, Joint Arrangements

IFRS 11, focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

Upon the application of IFRS 11, the Company reassessed the accounting for its investments in Raízen Combustíveis and Raízen Energia, and classified them as jointly controlled entities (Joint Ventures) under the new standard.  As such, for the year ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method applied until March 31, 2013. The joints ventures in Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Statement of Profit or Loss for the year ended March 31, 2011 was not impacted by the adoption of the IFRS 11.

The impact of the application of IRFS 11, is described in 4.4 below.

(d)	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

(e)	IFRS 13, Fair Value measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

4 .3           Immaterial correction of an error

During 2013, the Company identified an error related to the recognition of a tax receivable for the payment of the IPI tax (excise tax) on the purchase of raw materials since 2011. The Company recorded such payments as a tax receivable assuming that it would be able to compensate them with other taxes in the future. Upon further analyses of the tax legislation it was concluded that compensation is not allowed, therefore, the tax receivable should have not been recognized upon payment of the corresponding tax.

The tax receivable recorded since 2011 is as follows:

Year ending
March 31st, 2013	17,896
March 31st, 2012	12,098
March 31st, 2011	19,638

49,632

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company determined that the reversal of the tax credit recognized is not material to its statement of financial position, statement of profit or loss and other comprehensive income or cash flows in its previously issued financial statements. However, if the entire correction of the error had been recorded at December 31, 2013, the impact would have been significant to the consolidated statement of profit or loss for the nine months ended December 31, 2013. As a result, the Company has determined that it is appropriate to revise the prior period financial statements. The revisions to correct the error in the applicable prior periods are reflected in the financial information herein and will be reflected in future filings containing such financial information.  The impact of the correction of an error is described in 4.4 below.

4 .4           Impact of changes in accounting policies and immaterial correction of an error

The tables below show the impact of changes in accounting policies derived from the application of IFRS 11 and the immaterial correction of an error to the consolidated financial position at March 31, 2013 and April 1, 2012, the consolidated statements of profit or loss and other comprehensive income for the years ended March 31, 2013 and 2012:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013
	As previously reported	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Assets
Cash and cash equivalents	2,493,179	(949,107)	-	1,544,072
Restricted cash	92,596	(74,376)	-	18,220
Investment securities	105,856	-	-	105,856
Trade receivables	1,691,559	(834,423)	-	857,136
Derivative financial instruments	115,364	(83,063)	-	32,301
Inventories	911,910	(636,213)	-	275,697
Receivables from related parties	202,476	(164,834)	-	37,642
Advances to suppliers	268,516	(268,516)	-	-
Income tax receivable	152,906	(110,262)	-	42,644
Other current tax receivable	278,697	(165,345)	(49,632)	63,720
Other financial assets	59,299	-	-	59,299
Dividends receivable	-	119,297	-	119,297
Other assets	96,011	106,054	-	202,065
	6,468,369	(3,060,788)	(49,632)	3,357,949

Assets held for sale	85,426	-	-	85,426

Current assets	6,553,795	(3,060,788)	(49,632)	3,443,375

Trade receivables	73,386	(63,881)	-	9,505
Deferred tax assets	388,732	(185,251)	16,875	220,356
Advances to suppliers	14,856	(14,856)	-	-
Receivables from related parties	681,512	(146,176)	-	535,336
Income tax receivable	-	38,840	-	38,840
Other non-current tax receivable	136,305	(118,424)	-	17,881
Judicial deposits	544,895	(161,642)	-	383,253
Other financial assets	627,137	(180,187)	-	446,950
Derivative financial instruments	113,555	-	-	113,555
Other non-current asset	434,488	(22,466)	-	412,022
Equity method investments	168,032	(117,476)	-	50,556
Investment in joint ventures	-	8,582,741	-	8,582,741
Investment property	2,473,438	-	-	2,473,438
Biological assets	989,239	(989,239)	-	-
Property, plant and equipment	7,435,103	(6,256,806)	-	1,178,297
Intangible assets and goodwill	13,161,838	(3,546,940)	-	9,614,898

Non-current assets	27,242,516	(3,181,763)	16,875	24,077,628

Total assets	33,796,311	(6,242,551)	(32,757)	27,521,003

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013
	As previously reported	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Liabilities
Loans and borrowings	2,153,572	(545,199)	-	1,608,373
Derivative financial instruments	28,163	(18,154)	-	10,009
Trade payables	1,387,651	(588,172)	-	799,479
Employee benefits payable	274,430	(180,168)	-	94,262
Income tax payable	37,984	(25,312)	-	12,672
Other current tax liabilities	208,065	(60,374)	-	147,691
Dividends payable	67,364	15,915	-	83,279
Payables to related parties	117,360	(25,927)	-	91,433
Deferred revenue	41,345	(41,345)	-	-
Other current liabilities	339,441	(199,532)	-	139,909

Current liabilities	4,655,375	(1,668,268)	-	2,987,107

Loans and borrowings	9,665,155	(2,765,524)	-	6,899,631
Other non-current tax liabilities	970,310	(19,103)	-	951,207
Provision for legal proceedings	1,145,348	(319,664)	-	825,684
Payables to related parties	318,465	(318,465)	-	-
Pension and post-employment benefits	376,059	-	-	376,059
Deferred tax liabilities	2,616,711	(850,447)	-	1,766,264
Deferred revenue	174,622	(174,622)	-	-
Other non-current liabilities	578,291	(69,261)	-	509,030

Non-current liabilities	15,844,961	(4,517,086)	-	11,327,875

Total liabilities	20,500,336	(6,185,354)	-	14,314,982

Equity
Share capital	5,328	-	-	5,328
Additional paid in capital	3,856,849	-	-	3,856,849
Other comprehensive income	(58,908)	-	-	(58,908)
Retained earnings	2,214,459	-	(20,408)	2,194,051

Equity attributable to:
Owners of the Company	6,017,728	-	(20,408)	5,997,320
Non-controlling interests	7,278,247	(57,197)	(12,349)	7,208,701

Total equity	13,295,975	(57,197)	(32,757)	13,206,021

Total equity and
liabilities	33,796,311	(6,242,551)	(32,757)	27,521,003

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2012
	As previously reported at March 31, 2012	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Assets
Cash and cash equivalents	1,654,146	(617,929)	-	1,036,217
Restricted cash	94,268	(76,035)	-	18,233
Trade receivables	963,587	(731,123)	-	232,464
Derivative financial instruments	19,590	(19,590)	-	-
Inventories	748,150	(597,159)	-	150,991
Receivables from related parties	678,374	(607,942)	-	70,432
Income tax receivable	107,561	(57,765)	-	49,796
Other current tax receivable	217,535	(169,216)	(31,735)	16,584
Other financial assets	40,080	-	-	40,080
Dividends receivable	861	225,842	-	226,703
Other assets	229,428	(171,117)	-	58,311

Current assets	4,753,580	(2,822,034)	(31,735)	1,899,811

Trade receivables	81,627	(81,627)	-	-
Deferred tax assets	543,024	(308,547)	10,790	245,267
Advances to suppliers	21,865	(21,865)	-	-
Receivables from related parties	753,153	(34,538)	-	718,615
Other non-current tax receivable	111,856	(110,850)	-	1,006
Judicial deposits	509,235	(157,881)	-	351,354
Other financial assets	790,402	(149,438)	-	640,964
Other non-current asset	417,107	(50,738)	-	366,369
Equity method investments	419,029	(93,452)	-	325,577
Investment in joint ventures	-	8,189,588	-	8,189,588
Biological assets	968,023	(968,023)	-	-
Property, plant and equipment	7,866,963	(6,210,814)	-	1,656,149
Intangible assets and goodwill	4,932,255	(3,462,873)	-	1,469,382

Non-current assets	17,414,539	(3,461,058)	10,790	13,964,271

Total assets	22,168,119	(6,283,092)	(20,945)	15,864,082

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 1, 2012
	As previously reported at March 31, 2012	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Liabilities
Loans and borrowings	540,237	(456,732)	-	83,505
Derivative financial instruments	9,611	(4,329)	-	5,282
Trade payables	606,029	(510,711)	-	95,318
Employee benefits payable	183,660	(140,766)	-	42,894
Income tax payable	11,973	(4,957)	-	7,016
Other current tax liabilities	229,746	(97,072)	-	132,674
Dividends payable	9,725	(1,029)	-	8,696
Payables to related parties	175,488	(53,719)	-	121,769
Deferred revenue	38,040	(38,040)	-	-
Other current liabilities	269,954	(164,249)	-	105,705

Current liabilities	2,074,463	(1,471,604)	-	602,859

Loans and borrowings	4,659,152	(2,665,301)	-	1,993,851
Other non-current tax liabilities	1,202,624	(16,717)	-	1,185,907
Provision for legal proceedings	1,051,677	(287,411)	-	764,266
Payables to related parties	389,718	(373,092)	-	16,626
Pension and post-employment benefits	37,312	-	-	37,312
Deferred tax liabilities	2,443,430	(1,137,604)	-	1,305,826
Deferred revenue	196,260	(196,260)	-	-
Other non-current liabilities	631,860	(100,980)	-	530,880

Non-current liabilities	10,612,033	(4,777,365)	-	5,834,668

Total liabilities	12,686,496	(6,248,969)	-	6,437,527

Equity
Share capital	5,328	-	-	5,328
Additional paid in capital	3,811,808	-	-	3,811,808
Other comprehensive income	(176,500)	-	-	(176,500)
Retained earnings	1,936,687	-	(13,049)	1,923,638

Equity attributable to:
Owners of the Company	5,577,323	-	(13,049)	5,564,274
Non-controlling interests	3,904,300	(34,123)	(7,896)	3,862,281

Total equity	9,481,623	(34,123)	(20,945)	9,426,555

Total equity and
liabilities	22,168,119	(6,283,092)	(20,945)	15,864,082

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013
	As previously reported	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Net sales	30,016,488	(25,430,279)	-	4,586,209
Cost of sales	(26,684,266)	23,472,957	-	(3,211,309)

Gross profit	3,332,222	(1,957,322)	-	1,374,900

Selling expenses	(1,292,312)	832,879	-	(459,433)
General and administrative expenses	(845,460)	425,927	-	(419,533)
Other income (expense), net	326,310	(134,675)	(17,896)	173,739

Operating (loss) income	(1,811,462)	1,124,131	(17,896)	(705,227)

Income before financial results, equity in
income of associates and income taxes	1,520,760	(833,191)	(17,896)	669,673

Equity in income of associates
Equity in income of investees	58,860	11,554	-	70,414
Equity in income of jointly controlled entity	-	603,912	-	603,912
	58,860	615,466	-	674,326

Financial results
Finance expense	(781,330)	203,325	-	(578,005)
Finance income	262,887	(99,224)	-	163,663
Foreign exchange losses, net	(146,789)	63,535	-	(83,254)
_Derivatives	45,604	28,879	-	74,483
	(619,628)	196,515	-	(423,113)

Profit (loss) before taxes	959,992	(21,210)	(17,896)	920,886

Income taxes expenses
Current	(294,638)	194,589	-	(100,049)
Deferred	153,427	(185,816)	6,085	(26,304)
	(141,211)	8,773	6,085	(126,353)

Profit (loss) from continuing operations	818,781	(12,437)	(11,811)	794,533
Profit from discontinued
operation, net of tax	138,918	-	-	138,918

Profit (loss) for the year	957,699	(12,437)	(11,811)	933,451

Net income (loss) attributable to
Owners of the Company (including
discontinued operation)	431,429	-	(7,359)	424,070
Non-controlling interests	526,270	(12,437)	(4,452)	509,381

Total comprehensive income for the year	1,159,357	(12,437)	(11,811)	1,135,109

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2012
	As previously reported	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Net sales	23,390,450	(18,826,896)	-	4,563,554
Cost of sales	(20,887,643)	17,191,458	-	(3,696,185)

Gross profit	2,502,807	(1,635,438)	-	867,369

Selling expenses	(1,052,310)	733,881	-	(318,429)
General and administrative expenses	(634,015)	359,553	-	(274,462)
Other income (expense), net	122,436	(132,067)	(12,098)	(21,729)
	(1,563,889)	961,367	(12,098)	(614,620)

Gain on the de-recognition of subsidiaries to
form the Joint Venture	2,752,730	1	-	2,752,731

Operating (loss) income	1,188,841	961,368	(12,098)	2,138,111

Income before financial results, equity in
income of associates and income taxes	3,691,648	(674,070)	(12,098)	3,005,480

Equity in income of associates
Equity in income of investees	33,268	316,095	-	349,363
Equity in income of jointly controlled entity	-	39,188	-	39,188
	33,268	355,283	-	388,551

Financial results
Finance expense	(585,990)	5,221	-	(580,769)
Finance income	203,798	119,835	-	323,633
Foreign exchange losses, net	(93,888)	77,353	-	(16,535)
_Derivatives	(4,380)	18,976	-	14,596
	(480,460)	221,385	-	(259,075)

Profit (loss) before taxes	3,244,456	(97,402)	(12,098)	3,134,956

Income taxes expenses
Current	(133,914)	75,171	-	(58,743)
Deferred	(982,458)	17,981	4,113	(960,364)
	(1,116,372)	93,152	4,113	(1,019,107)

Profit (loss) from continuing operations	2,128,084	(4,250)	(7,985)	2,115,849
Profit from discontinued
operation, net of tax	64,248	-	-	64,248

Profit (loss) for the year	2,192,332	(4,250)	(7,985)	2,180,097

Net income (loss) attributable to
Owners of the Company (including
discontinued operation)	1,181, 342	-	(4,975)	1,176,367
Non-controlling interests	1,010,990	(4,250)	(3,010)	1,003,730

Total comprehensive income for the year	2,346,779	(4,250)	(7,985)	2,334,544

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013
	As previously reported	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Cash flows from operating activities
Profit before taxes	959,992	(21,210)	(17,896)	920,886
Adjustments for:
Depreciation and amortization	1,544,087	(1,209,301)	-	334,786
Biological assets	112,511	(112,511)	-	-
Equity in income of investees	(58,860)	(11,554)	-	(70,414)
Equity in income of jointly controlled entity	-	(603,912)	-	(603,912)
Gain (loss) on disposal of assets	(86,436)	(13,913)	-	(100,349)
Share-based compensation expense	13,295	-	-	13,295
Changes in fair value of investment property	(138,776)	-	-	(138,776)
Provisions for legal proceedings	51,085	(1,751)	-	49,334
Indexation charges, interest and
exchange gains/losses, net	658,910	(220,549)	-	438,361
Other	43,867	5,677	17,896	67,440
	3,099,675	(2,189,024)	-	910,651
Changes in:
Trade receivables	(162,364)	99,950	-	(62,414)
Securities	(14,276)	-	-	(14,276)
Restricted cash	1,660	(1,660)	-	-
Cash from discontinued operations	116,387	-	-	116,387
Inventories	(81,309)	47,954	-	(33,355)
Recoverable taxes	(20,738)	(7,750)	-	(28,488)
Related parties	(125,484)	21,406	-	(104,078)
Advances to suppliers	36,885	(21,616)	-	15,269
Trade payables	85,518	(90,798)	-	(5,280)
Employee benefits	(11,757)	(43,437)	-	(55,194)
Provisions for legal proceedings	(9,212)	-	-	(9,212)
Derivative financial instruments	(5,424)	5,424	-	-
Income tax and other tax	(530,092)	216,390	-	(313,702)
Other	(38,042)	(95,151)	-	(133,193)
	(758,248)	130,712	-	(627,536)

Net cash generated by operating activities	2,341,427	(2,058,312)	-	283,115

Cash flows from investing activities
Acquisitions net of cash acquired	(3,155,391)	98,878	-	(3,056,513)
Dividends received from jointly controlled entity	-	578,757	-	578,757
Acquisition of property, plant and
equipment and intangible assets	(1,701,980)	1,052,299	-	(649,681)
Acquisition of biological assets	(474,392)	474,392	-	-
Proceeds from sale of property, plant and equipment,
intangible and investments, net of cash contributed	333,727	(113,008)	-	220,719
Proceeds from sale of discontinued operation	196,546	-	-	196,546
Net cash used in discontinued operation	(411)	-	-	(411)

Net cash used in investing activities	(4,801,901)	2,091,318	-	(2,710,583)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Cash flows from financing activities
Loans and borrowings raised	6,868,759	(670,904)	-	6,197,855
Payment of principal and interest on
loans and borrowings	(3,769,910)	982,789	-	(2,787,121)
Acquisition of non-controlling interest	(82,500)	-	-	(82,500)
Dividends paid	(379,759)	(16,703)	-	(396,462)
Treasury shares	(17,250)	-	-	(17,250)
Proceeds from exercise of share options	16,764	-	-	16,764
Capital subscribed in jointly controlled entities	659,366	(659,366)	-	-

Net cash generated by (used in) financing activities	3,295,470	(364,184)	-	2,931,286

Increase (decrease) in cash and cash equivalents	834,996	(331,178)	-	503,818

Cash and cash equivalents at the
beginning of the year	1,654,146	(617,929)	-	1,036,217
Effect of exchange rate fluctuations on cash held	4,037	-	-	4,037

Cash and cash equivalents at the ended of the year	2,493,179	(949,107)	-	1,544,072

Supplemental cash flow information
Interest paid	260,167	(94,099)	-	166,068
Income taxes paid	341,941	(117,301)	-	224,640

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2012
	As previously reported	Application of the equity method on Joint Ventures (IFRS 11)	Immaterial correction of an error	As restated
Cash flows from operating activities
Profit before taxes	3,244,456	(97,402)	(12,098)	3,134,956
Adjustments for:
Depreciation and amortization	1,141,064	(880,184)	-	260,880
Biological assets	(60,093)	50,957	-	(9,136)
Equity in income of investees	(33,268)	(5,920)	-	(39,188)
Equity in income of jointly controlled entity	-	(349,363)	-	(349,363)
Gain (loss) on disposal of assets	(65,962)	46,446	-	(19,516)
Share-based compensation expense	10,800	-	-	10,800
Provisions for legal proceedings	80,835	108	-	80,943
Indexation charges, interest and
exchange gains/losses, net	644,163	(289,091)	-	355,072
Effect of the formation of Joint Ventures	(2,850,868)	-	-	(2,850,868)
Other	(5,783)	10,659	12,098	16,974
	2,105,344	(1,513,790)	-	591,554
Changes in:
Trade receivables	(369,820)	84,713	-	(285,107)
Restricted cash	79,452	45,207	-	124,659
Cash provided from discontinued operations	21,233	-	-	21,233
Inventories	(184,225)	(186,835)	-	(371,060)
Recoverable taxes	(6,930)	90,728	-	83,798
Related parties	(738,014)	457,128	-	(280,886)
Advances to suppliers	(103,294)	(678)	-	(103,972)
Trade payables	224,033	(120,564)	-	103,469
Employee benefits	106,675	(16,868)	-	89,807
Provision for judicial demands	63,125	8,468	-	71,593
Income tax and other tax	742,474	2,755	-	745,229
Other	153,749	(292,082)	-	(138,333)
	(11,542)	71,972	-	60,430

Net cash generated by (used in) operating activities	2,093,802	(1,441,818)	-	651,984

Cash flows from investing activities
Acquisitions net of cash acquired	(72,930)	(72,931)	-	(145,861)
Cash contributed - formation of Raízen	(173,116)	(221,650)	-	(394,766)
Dividends received from jointly controlled entity	121,433	12,618	-	134,051
Acquisition of property, plant and
equipment and intangible assets	(1,624,012)	945,570	-	(678,442)
Acquisition of biological assets	(551,974)	393,855	-	(158,119)
Proceeds from sale of property, plant and equipment,
intangible and investments, net of cash contributed	152,237	(86,402)	-	65,835
Net cash used in discontinued operation	(2,859)	-	-	(2,859)

Net cash used in investing activities	(2,151,221)	971,060	-	(1,180,161)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Cash flows from financing activities
Loans and borrowings raised	2,346,396	(527,878)	-	1,818,518
Payment of principal and interest on
loans and borrowings	(1,889,362)	925,974	-	(963,388)
Redemption of shares in subsidiary	(99,784)	-	-	(99,784)
Derivative financial instruments	(112,281)	15,675	-	(96,606)
Dividends paid	(333,659)	-	-	(333,659)
Treasury shares	(48,258)	-	-	(48,258)
Capital subscribed in jointly controlled entities	560,946	(560,946)	-	-

Net cash generated by (used in) financing activities	423,998	(147,175)	-	276,823

Increase (decrease) in cash and cash equivalents	366,579	(617,933)	-	(251,354)

Cash and cash equivalents at the
beginning of the year	1,271,780	-	-	1,271,780
Effect of exchange rate fluctuations on cash held	15,791	-	-	15,791

Cash and cash equivalents at the ended of the year	1,654,150	(617,933)	-	1,036,217

Supplemental cash flow information
Interest paid	305,527	(169,317)	-	136,210
Income taxes paid	179,655	(98,956)	-	80,699

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

5                 Operating segments

Segment information

The following segment information is based on the information used by Cosan's senior management to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a consistent basis with the accounting policies used in the preparation of the consolidated financial statements. Cosan evaluates the performance of its operating segments based on the measure of EBITDA. A reconciliation of EBITDA to profit (loss) of the year is presented below.

Operating segments

I.
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand "Shell" and "Esso" throughout Brazil;

III.
COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermogeneration and cogeneration sectors;

IV.	Rumo: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

V.	Radar: management, buying, selling and leasing of agricultural;

VI.
Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; Due to the adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the Lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information is being restated;

VII.	Cosan´s others business: other investments, in addition to the corporate activities of the Company.

The segments Raízen Energia and Raízen Combustíveis are equity accounted for and no longer proportionally consolidated into our financial statements as a result of the adoption of IFRS 11. However, the Company’s senior management continues to review segment information of 100% of the results of these segments and a reconciliation of these segments to the entity’s financial information is presented in the column “Deconsolidation IFRS 11.”

The following assets and income statement selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Nine months ended December 31, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated
Statement of income:
Net sales	6,850,389	37,580,570	4,888,895	749,350	54,732	1,185,199	38	(44,430,959)	-	6,878,214
Domestic market	2,964,443	37,580,570	4,888,895	676,924	54,732	947,274	38	(40,545,013)	-	6,567,863
External market	3,885,946	-	-	72,426	-	237,925	-	(3,885,946)	-	310,351

Gross profit	1,260,349	1,916,015	1,364,700	301,905	48,674	284,668	38	(3,176,364)	-	1,999,985
Selling, general and administrative expenses	(885,716)	(1,093,999)	(661,678)	(57,588)	(18,369)	(234,102)	(99,161)	1,979,715	-	(1,070,898)
Other income (expenses)	(35,209)	292,211	(1,599)	(14,364)	131,191	(19,135)	(19,821)	(257,002)	-	76,272
Financial income	186,230	69,070	44,659	41,292	3,812	23,409	75,740	(255,300)	(9,008)	179,904
Financial expense	(346,004)	(63,418)	(163,090)	(27,975)	(668)	(51,689)	(570,192)	409,422	9,008	(804,606)
Exchange rate	(370,860)	(181,419)	(162,449)	372	(48)	21,419	(183,789)	552,279	-	(324,495)
Derivatives	(115,634)	76,566	139,899	-	-	1,857	93,729	39,068	-	235,485
Equity in income of investees	(24,075)	4,826	-	-	29	(7,812)	412,204	19,249	(398,924)	5,497
Equity in income of jointly controlled entity	-	-	-	-	-	-	242,036	-	-	242,036
Income tax and social contribution	122,199	(298,084)	(152,740)	(83,167)	(10,230)	(23,918)	230,861	175,885	-	(39,194)
Profit (loss) for the period	(208,720)	721,768	407,702	160,475	154,391	(5,303)	181,645	(513,048)	(398,924)	499,986

Other selected data:
Depreciation and amortization	1,386,600	385,728	322,170	58,955	727	55,452	1,840	(1,772,328)	-	439,144
EBITDA	1,701,949	1,504,781	1,023,593	288,907	162,252	79,071	537,137	(3,206,730)	(398,924)	1,692,036
Addition PP&E, intangible and biological assets (cash)	1,513,389	681,241	677,695	198,047	60	81,353	18,965	(2,194,630)	-	976,120

Reconciliation of EBITDA
Profit (loss) for the period	(208,720)	721,768	407,702	160,474	154,391	(5,303)	181,646	(513,048)	(398,924)	499,986
Income tax and social contribution	(122,199)	298,084	152,740	83,167	10,230	23,918	(230,861)	(175,885)	-	39,194
Financial result, net	646,268	99,201	140,981	(13,689)	(3,096)	5,004	584,512	(745,469)	-	713,712
Depreciation and amortization	1,386,600	385,728	322,170	58,955	727	55,452	1,840	(1,772,328)	-	439,144
EBITDA	1,701,949	1,504,781	1,023,593	288,907	162,252	79,071	537,137	(3,206,730)	(398,924)	1,692,036

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Year ended March 31, 2013 (Restated)
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Discontinued operation
Statement of income:
Net sales	8,468,238	43,532,232	2,398,989	712,776	51,853	1,417,474	5,117	(52,000,470)	-	4,586,209	410,677
Domestic market	3,454,440	43,532,232	2,398,989	631,908	51,853	1,237,348	5,117	(46,986,672)	-	4,325,215	410,677
External market	5,013,798	-	-	80,868	-	180,126	-	(5,013,798)	-	260,994	-

Gross profit	1,586,321	2,333,213	660,676	292,217	50,111	366,779	5,117	(3,919,534)	-	1,374,900	56,487
Selling, general and administrative expenses	(1,129,083)	(1,388,539)	(387,440)	(58,088)	(14,898)	(272,184)	(146,356)	2,517,622	-	(878,966)	(58,502)
Other income (expenses)	49,837	219,520	(2,221)	(7,492)	144,344	(18,570)	57,678	(269,357)	-	173,739	172,586
Financial income	185,572	133,362	16,894	35,658	4,484	43,332	63,295	(318,934)	-	163,663	10,166
Financial expense	(198,174)	(96,058)	(92,178)	(35,567)	(1,421)	(39,976)	(408,863)	294,232	-	(578,005)	-
Exchange rate	(266,135)	(93,841)	(297)	98	(5)	105,712	(188,762)	359,976	-	(83,254)	-
Derivatives	(55,662)	(2,095)	11,880	-	-	5,586	57,017	57,757	-	74,483	-
Equity in income of investees	(23,107)	-	-	-	-	(111)	427,732	23,107	(357,207)	70,414	-
Equity in income of jointly controlled entity	-	-	-	-	-	-	603,912	-	-	603,912	-
Income tax and social contribution	176,742	(314,838)	(47,439)	(76,423)	(13,180)	(50,735)	61,424	138,096	-	(126,353)	(41,819)
Profit (loss) for the period	326,311	790,724	159,875	150,403	169,435	139,833	532,194	(1,117,035)	(357,207)	794,533	138,918

Other selected data:
Depreciation and amortization	1,924,301	494,301	200,451	70,043	877	61,759	1,656	(2,418,602)	-	334,786	1,185
EBITDA	2,408,269	1,658,495	471,466	296,680	180,434	137,673	949,739	(4,066,764)	(357,207)	1,678,785	171,756
Addition PP&E, intangible and biological assets (cash)	2,404,514	677,245	294,359	266,661	760	72,891	2,461	(3,081,759)	-	637,132	-

Reconciliation of EBITDA
Profit (loss) for the period	326,311	790,724	159,875	150,403	169,435	139,833	532,194	(1,117,035)	(357,207)	794,533	138,918
Income tax and social contribution	(176,742)	314,838	47,439	76,423	13,180	50,735	(61,424)	(138,096)	-	126,353	41,819
Financial result, net	334,399	58,632	63,701	(189)	(3,058)	(114,654)	477,313	(393,031)	-	423,113	(10,166)
Depreciation and amortization	1,924,301	494,301	200,451	70,043	877	61,759	1,656	(2,418,602)	-	334,786	1,185
EBITDA	2,408,269	1,658,495	471,466	296,680	180,434	137,673	949,739	(4,066,764)	(357,207)	1,678,785	171,756

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Year ended March 31, 2012 (Restated)
	Raízen Energia	Raízen Combustiveis	Rumo	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Discontinued operations
Statement of income:
Net sales	7,247,410	35,096,051	571,989	1,037,740	22,005	(39,411,641)	-	4,563,554	706,431
Domestic market	3,925,554	35,096,051	567,265	1,037,740	22,005	(36,089,785)	-	4,558,830	706,431
External market	3,321,856	-	4,724	-	-	(3,321,856)	-	4,724	-

Gross profit	1,669,611	1,958,726	177,923	313,181	18,805	(3,270,877)	-	867,369	129,065
Selling, general and administrative expenses	(953,381)	(1,445,358)	(41,541)	(218,630)	(120,855)	2,186,874	-	(592,891)	(96,001)
Gain on the de-recognition of subsidiaries to from the Joint Venture	-	-	-	(7,200)	2,759,931	-	-	2,752,731	-
Other income (expenses)	84,504	270,736	19,461	14,558	(138,359)	(264,133)	(8,496)	(21,729)	23,114
Financial income	147,657	119,392	43,019	68,811	189,999	(245,245)	-	323,633	4,010
Financial expense	(464,720)	(80,556)	(33,492)	(90,597)	(397,431)	486,027	-	(580,769)	(2,099)
Exchange rate	31,858	(121,040)	(530)	144,253	(225,783)	154,707	-	(16,535)	-
Derivatives	(13,145)	-	(5)	(1,485)	(18,048)	47,279	-	14,596	-
Equity in income of investees	(189,767)	16,071	-	(6,450)	526,795	11,840	(319,301)	39,188	-
Equity in income of jointly controlled entity	-	-	-	-	349,363	-	-	349,363	-
Income tax and social contribution	(79,900)	(192,056)	(55,035)	(37,315)	(841,104)	186,303	-	(1,019,107)	6,159
Profit (loss) for the period	232,717	525,915	109,800	179,126	2,103,313	(707,225)	(327,797)	2,115,849	64,248

Other selected data:
Depreciation and amortization	1,549,993	365,603	57,323	62,502	141,055	(1,915,596)	-	260,880	1,716
Addition PP&E, intangible and biological assets (cash)	2,577,859	491,734	268,985	-	99,473	(2,678,849)	-	759,202	-

Other financial information
Profit (loss) for the period	232,717	525,915	109,800	179,126	2,103,313	(707,225)	(327,797)	2,115,849	64,248
Income tax and social contribution	79,900	192,056	55,035	37,315	841,104	(186,303)	-	1,019,107	(6,159)
Financial result, net	298,350	82,204	(8,992)	(120,982)	451,263	(442,768)	-	259,075	(1,911)
Depreciation and amortization	1,549,993	365,603	57,323	62,502	141,055	(1,915,596)	-	260,880	1,716
Total	2,160,960	1,165,778	213,166	157,961	3,536,735	(3,251,892)	(327,797)	3,654,911	57,894

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated
Cash and cash equivalents	1,058,483	328,992	535,957	497,753	13,408	57,892	404,555	(1,387,475)	-	1,509,565
Securities	-	-	-	-	87,978	-	-	-	-	87,978
Trade receivables	416,746	1,435,095	582,889	32,506	28,052	200,796	240	(1,851,841)	-	844,483
Inventories	2,026,925	1,057,049	121,253	5,237	-	185,490	-	(3,083,974)	-	311,980
Current other assets	1,279,553	484,475	248,803	22,389	323,475	45,227	384,102	(1,764,028)	(214,007)	809,989
Equity method investments	408,591	254,826	-	-	-	15,364	12,183,235	(663,417)	(12,095,283)	103,316
Investment in joint ventures	-	-	-	-	-	-	8,498,259	-	-	8,498,259
Biological Assets	1,867,765	-	-	-	-	-	-	(1,867,765)	-	-
Investment property	-	-	-	-	2,281,509	-	-	-	-	2,281,509
Property, plant and equipment	9,504,874	2,494,488	-	1,013,149	11,195	197,137	50,429	(11,999,362)	-	1,271,910
Intangible assets	3,100,227	4,038,312	8,450,541	755,635	89	867,826	3,949	(7,138,539)	-	10,078,040
Non-current other assets	1,534,557	1,403,117	332,918	234,965	4,884	(93,658)	2,755,380	(2,937,674)	(415,784)	2,818,705
Loans and borrowings	(7,732,778)	(862,521)	(2,841,387)	(705,974)	-	(209,579)	(5,336,016)	8,595,299	-	(9,092,956)
Trade payables	(633,505)	(551,176)	(706,397)	(82,872)	(1,216)	(70,102)	(1,560)	1,184,681	(282)	(862,429)
Employee benefits	(249,919)	(60,091)	(59,417)	(12,522)	(4,247)	(13,039)	(14,070)	310,010	-	(103,295)
Current other liabilities	(495,240)	(525,188)	(301,089)	(127,287)	(31,020)	(107,826)	(280,883)	1,020,428	213,997	(634,108)
Non-current other liabilities	(1,693,036)	(2,715,727)	(863,768)	(198,620)	(85,951)	(327,564)	(3,543,346)	4,408,763	416,067	(4,603,182)
Total assets (net of liabilities) allocated by segment	10,393,243	6,781,651	5,500,303	1,434,359	2,628,156	747,964	15,104,274	(17,174,894)	(12,095,282)	13,319,764
Total assets	21,197,721	11,496,354	10,272,361	2,561,634	2,750,590	1,476,074	24,280,149	(32,694,075)	(12,725,074)	28,615,734

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013 (Restated)
	Raízen Energia	Raízen Combustíveis	COMGÁS	Rumo	Radar	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated
Cash and cash equivalents	1,759,501	138,713	327,504	502,460	122	951,959	516,122	(1,898,214)	(754,095)	1,544,072
Securities	-	-	-	17,643	68,906	5,031	14,276	-	-	105,856
Trade receivables	378,161	1,290,683	569,168	80,865	26,639	180,223	241	(1,668,844)	-	857,136
Inventories	370,449	906,870	108,837	6,153	-	160,707	-	(1,277,319)	-	275,697
Current other assets	1,195,232	1,297,472	340,041	41,581	7,386	32,445	376,894	(2,492,704)	(98,893)	699,454
Equity method investments	267,489	-	-	-	-	-	6,651,225	(267,489)	(6,600,669)	50,556
Investment in joint ventures	-	-	-	-	-	-	8,582,741	-	-	8,582,741
Biological Assets	1,978,477	-	-	-	-	-	-	(1,978,477)	-	-
Investment property	-	-	-	-	2,473,438	-	-	-	-	2,473,438
Property, plant and equipment	9,896,478	2,634,126	-	952,915	11,852	176,512	37,018	(12,530,604)	-	1,178,297
Intangible assets	3,050,310	4,043,571	8,071,839	677,860	99	862,955	2,145	(7,093,881)	-	9,614,898
Non-current other assets	1,360,708	1,269,341	184,269	28,518	48,298	(56,615)	2,342,696	(2,630,049)	(408,308)	2,138,858
Loans and borrowings	(5,888,977)	(732,469)	(2,710,599)	(713,004)	-	(167,263)	(5,666,202)	6,621,446	749,064	(8,508,004)
Trade payables	(491,797)	(684,546)	(678,172)	(46,391)	(996)	(71,979)	(1,941)	1,176,343	-	(799,479)
Employee benefits	(282,797)	(77,538)	(34,002)	(14,330)	(13,390)	(15,334)	(17,206)	360,335	-	(94,262)
Current other liabilities	(1,230,988)	(766,869)	(105,463)	(134,685)	(26,244)	(47,689)	(247,599)	1,997,857	76,686	(484,994)
Non-current other liabilities	(1,699,138)	(2,648,162)	(845,093)	(125,632)	(74,813)	(427,228)	(3,341,628)	4,347,300	386,150	(4,428,244)
Total assets (net of liabilities) allocated by segment	10,663,108	6,671,192	5,228,329	1,273,953	2,521,297	1,583,724	9,248,783	(17,334,300)	(6,650,065)	13,206,021
Total assets	20,256,805	11,580,776	9,601,658	2,307,995	2,636,740	2,313,217	18,523,358	(31,837,581)	(7,861,965)	27,521,003

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	April 01, 2012
	Raízen Energia	Raízen Combustiveis	Rumo	Lubricants	Cosan´s other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Discontinued operation
Cash and cash equivalents	1,200,483	35,377	414,126	187,147	405,110	(1,235,860)	-	1,006,383	29,834
Securities	-	-	-	-	-	-	-	-	-
Trade receivables	350,846	1,111,398	43,145	90,813	2,286	(1,462,244)	-	136,244	96,220
Inventories	463,825	730,492	2,551	112,492	-	(1,194,317)	-	115,043	35,948
Current other assets	2,263,898	1,461,701	53,736	43,250	397,781	(3,725,599)	(90,905)	403,862	76,277
Equity method investments	169,912	-	-	(15)	2,515,144	(169,912)	(2,189,552)	325,577	-
Investment in joint ventures	-	-	-	-	8,189,588	-	-	8,189,588	-
Biological Assets	1,936,046	-	-	-	-	(1,936,046)	-	-	-
Investment property	-	-	-	-	-	-	-	-	-
Property, plant and equipment	9,658,979	2,779,641	879,469	186,789	543,918	(12,438,620)	-	1,610,176	45,973
Intangible assets	2,996,846	3,928,900	604,963	778,786	85,621	(6,925,746)	-	1,469,370	12
Non-current other assets	938,235	1,511,731	31,964	247,971	2,321,916	(2,449,965)	(319,392)	2,282,459	41,117
Loans and borrowings	(5,605,244)	(638,823)	(631,701)	-	(1,445,655)	6,244,067	-	(2,077,356)	-
Trade payables	(544,016)	(500,814)	(25,240)	(48,271)	(1,838)	1,044,830	-	(75,349)	(19,969)
Employee benefits	(209,700)	(71,832)	(9,850)	(13,917)	(11,874)	281,532	-	(35,641)	(7,253)
Current other liabilities	(1,329,556)	(1,327,048)	(30,773)	(61,980)	(296,590)	2,656,604	72,843	(316,500)	(64,643)
Non-current other liabilities	(2,200,352)	(2,663,502)	(135,820)	(10,561)	(4,034,760)	4,863,853	355,566	(3,825,575)	(15,242)
Total assets (net of liabilities) allocated by segment	10,090,202	6,357,219	1,196,570	1,512,504	8,670,647	(16,447,421)	(2,171,440)	9,208,281	218,274
Total assets	19,979,070	11,559,239	2,029,954	1,647,233	14,461,363	(31,538,309)	(2,599,849)	15,538,701	325,381

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Detailed net sales per segment:

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Raízen Energia
Sugar	3,127,616	4,353,994	3,912,824
Ethanol	3,143,254	3,299,938	2,871,515
Cogeneration	376,579	569,709	235,129
Other	202,940	244,597	227,942
	6,850,389	8,468,238	7,247,410
Raízen Combustíveis
Fuels	37,553,167	43,516,040	35,032,782
Other	27,403	16,192	63,269
	37,580,570	43,532,232	35,096,051
COMGÁS (1)
Industrial	3,065,600	1,535,941	-
Residential	522,642	203,254	-
Thermogeneration	212,103	148,652	-
Cogeneration	187,457	112,705	-
Automotive	151,195	77,486	-
Commercial	186,932	84,517	-
Construction revenue	536,482	230,038	-
Other	26,484	6,396	-
	4,888,895	2,398,989	-
Rumo
Port lifting	138,236	150,028	141,026
Logistics	597,476	549,420	413,364
Other	13,638	13,328	17,599
	749,350	712,776	571,989
Radar (2)
Property sale	5,694	4,721	-
Land lease	49,038	47,132	-
	54,732	51,853	-

Lubricants
Lubricants	1,040,150	1,245,571	1,018,801
Basic Oil	137,309	162,021	18,939
Other	7,740	9,882	-
	1,185,199	1,417,474	1,037,740

Cosan’s other business	38	5,117	22,005

IFRS 11 - Deconsolidated of Joint
Ventures and eliminations	(44,430,959)	(52,000,470)	(39,411,641)

Total	6,878,214	4,586,209	4,563,554

(1) Segment created from the acquisition of COMGÁS in November 5, 2012;
(2) Segment created from the gain control on the Radar and its subsidiaries in July 14, 2012.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales per region

The percentages of net sales of Rumo and Lubricants by geographic area for the quarter ended are as follow:

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Brazil	84.31%	86.90%	90.51%
South America (excepting Brazil)	12.44%	10.81%	0.55%
Europe	2.27%	1.73%	8.78%
Middle East and Asia	0.79%	0.53%	0.16%
North America	0.09%	-	-
Other	0.10%	0.03%	-

Total	100.00%	100.00%	100.00%

COMGÁS and Radar’s net sales are only to the domestic market (Brazil).

Concentration of customers

COMGÁS

No customers or specific groups represented 10% or more of net sales for the nine months ended December 31, 2013 and the year ended March 31, 2013.

Rumo

In 2013, 35% of the segment’s net sales was generated from sales to Raízen Energia ( and 40% in march 2013).

Radar

In 2013, 22% of the segment’s net sales was generated from sales to Raízen Energia.

Lubricants

No customers or specific groups represented 10% or more of net sales for the nine months ended December 31, 2013 and for the year ended March 31, 2013.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6           Cash and cash equivalents

	December 31, 2013	March 31, 2013
		(Restated)	April 1,2012
Brazilian Reais
Short-term investments	1,387,295	1,376,365	950,580

U.S. Dollars
Cash and bank deposits	122,270	167,707	85,637

	1,509,565	1,544,072	1,036,217

Short-term investments are mainly comprised of exclusive funds as presented below:

	December 31, 2013	March 31, 2013 (Restated)	April 1,2012
Exclusive funds
Commitment transactions	662,262	802,634	647,298
Bank certificate of deposits - CDB	175,895	89,255	268,169
	838,157	891,889	915,467

Bank investments
Bank certificate of deposits - CDB	147,782	177,711	6,781
Commitment transactions	342,894	292,506	-
Other financial investments	58,462	14,259	28,332
	549,138	484,476	35,113

	1,387,295	1,376,365	950,580

7           Trade receivables

The balance of trade receivables is comprised of the following:

	December 31, 2013	March 31, 2013
		(Restated)	April 01, 2012
Domestic	1,087,118	872,683	241,385
Foreign	24,453	15,369	4,510
Allowance for doubtful accounts	(28,628)	(21,411)	(13,431)

	1,082,943	866,641	232,464

Current	844,483	857,136	232,464
Non-current	238,460	9,505	-

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The ageing of trade receivables is as follows:

	December 31, 2013	March 31, 2013
		(Restated)	April 01, 2012
Not overdue	776,342	734,041	203,822
Overdue:
From 1 to 30 days	78,110	98,361	18,202
From 31 to 60 days	38,546	15,644	5,945
From 61 to 90 days	58,044	7,101	209
More than 90 days	131,901	11,494	4,286

	1,082,943	866,641	232,464

Changes in the allowance for doubtful accounts is as follows:

At April 1, 2011		(91,197)
Provision		(16,696)
Reversal		8,878
Write-offs		-
Net addition on the de-recognition of
subsidiaries to form the Joint Venture		85,584
At March 31, 2012 (Restated)		(13,431)
Provision		(18,802)
Reversal		10,127
Write-offs		695
At March 31, 2013 (Restated)		(21,411)
Provision		(24,891)
Reversal		960
Write-offs		16,714

At December 31, 2013		(28,628)

In October 10, 2013, ALL – América Latina Logística S.A. (“ALL”), issued a press release announcing that it has initiated legal actions in relation to the contracts entered with Rumo. Rumo, on the other hand, filed a request for arbitration against ALL, among other administrative and judicial measures to enforce their contractual rights and to request that ALL complies with the terms of the agreement signed in 2009, as amended, including the 4th and 5th amendment signed on May 31, 2013. There are no judicial decisions suspending the validity of the contracts signed between ALL and Rumo.

As of December 31, 2013, Rumo has recorded accounts receivable from ALL amounting to R$ 225,401 (R$ 73,627 on March 31, 2013) for services provided under the agreements in accordance with IAS 18 - Revenue. Additionally, some compensation, amounting to R$ 61,069, including penalties and interest, were not recognized because they have not yet fulfilled all the criteria for revenue recognition.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8           Inventories

	December 31, 2013	March 31, 2013
		(Restated)	April 01, 2012
Finished goods	185,620	160,751	142,213
Work in process	82,361	75,809	-
Spare parts and other	44,331	39,392	8,983
Provision for slow moving inventory
and obsolescence	(332)	(255)	(205)

	311,980	275,697	150,991

Changes in the provision for slow moving inventory and obsolescence is as follows:

At April 1, 2011		(19,567)
Provision		(1,697)
Reversal		4,966
Write-offs		1,372
Net addition on the de-recognition of
subsidiaries to form the Joint Ventures		14,721
At March 31, 2012 (Restated)		(205)
Provision		(94)
Reversal		-
Write-offs		44
At March 31, 2013 (Restated)		(255)
Provision		(77)
Reversal		-
Write-offs		-

At December 31, 2013		(332)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9           Other tax receivable

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
COFINS - Revenue tax	613	2,476	6,455
PIS - Revenue tax	133	537	1,413
ICMS - State VAT	97,622	77,535	3,051
IPI - Exercise tax	-	-	5,279
Other	5,431	1,053	1,392
	103,799	81,601	17,590

Current	85,433	63,720	16,584
Non-current	18,366	17,881	1,006

10           Other financial assets

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Exxon Mobil financial assets (a)	309,378	295,782	540,224
Fair value for Radar option	-	-	140,820
Receivable from sale of
discontinued operations (b)	160,783	210,467	-
	470,161	506,249	681,044

Current	63,054	59,299	40,080
Non-current	407,107	446,950	640,964

a)
On June 28, 2011, Cosan Lubrificantes e Especialidades S.A., the successor entity of Esso Brasileira de Petróleo Ltda. ("Essobrás"), joined the Brazilian Government's tax amnesty and refinancing program (“REFIS”) upon request of its prior owner, ExxonMobil Brasil Holdings B.V. ("ExxonMobil"), to settle certain tax contingencies that existed prior to the acquisition of Essobrás by the Company. ExxonMobil is legally responsible for tax contingencies that existed prior to the acquisition by the Company, therefore, this financial asset represents the amounts that the Company will be reimbursed from ExxonMobil.

b)
On October 24, 2012, the Company signed an Amendment to the Association Agreement and Other Covenants, of May 28, 2012, with Camil Alimentos SA (“Camil”) whereby it agreed the sale of all of the shares issued by its subsidiary, Docelar Alimentos e Bebidas S.A., to Camil, for a total price of R$ 293,770. As at December 31, 2013, R$ 160,783 is still outstanding, to be received in three remaining installments, through October 24, 2016. The fair value of the receivable is equivalent to the carrying amount as the installments due are adjusted for inflation.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11           Related parties

a)	Receivables from and payables to related parties are as follows:

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Current assets
Commercial operations
Raízen Energia S.A.(ii)	27,681	26,045	-
Transport services	10,538	16,885	876
Lubricants	3,086	4,984	3,586
Other	14,057	4,176	29,810
Raízen Combustíveis S.A.(ii)	4,048	4,003	28,485
Aguassanta Participações S.A.	6,368	-	-
Other	-	70	321
	38,097	30,118	63,078
Corporate operation / Agreements
Raízen Energia S.A.(ii)	1,468	319	-
	1,468	319	-
Financial operations
Rezende Barbosa Group(iii)	7,223	7,205	7,354
	7,223	7,205	7,354

	46,788	37,642	70,432
Non-current assets
Commercial operations
Raízen Energia S.A.(ii)	-	358	-
Raízen Combustíveis S.A.(ii)	-	244	-
Other	-	94	-
	-	696	-
Receivables under the
framework agreement
Raízen Energia S.A.(ii)	305,183	322,553	429,480
Raízen Combustíveis S.A.(ii)	90,756	79,824	175,623
	395,939	402,377	605,103
Financial operations
Rezende Barbosa Group (iii)	107,002	127,828	105,751
Other	-	2,825	414
	107,002	130,653	106,165
Corporate restructuring
CTC - Centro de Tecnologia Canavieira	-	-	6,147
Other	1,540	1,610	1,200
	1,540	1,610	7,347

	504,481	535,336	718,615

Total	551,269	572,978	789,047

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Current liabilities
Commercial operations
Shell Brazil Holding B.V.(i)	5,986	2,259	-
Raízen Energia S.A.(ii)	18,491	18,851	67,788
Purchase of sugar	-	-	37,915
Advances from port services	7,998	10,246	1,336
Shared expenses	10,204	8,242	28,537
Other	289	363	-
Raízen Combustíveis S.A.(ii)	1,709	974	642
Other	34	241	-
	26,220	22,325	68,430
Corporate operations / Agreements
Raizen Combustiveis S.A.(ii)	8,800	9,316	-
Raízen Energia S.A.(ii)	70,443	59,792	52,228
	79,243	69,108	52,228
Financial operations
Other	-	-	1,111
	-	-	1,111

	105,463	91,433	121,769

Non-current liabilities
Commercial operations
Raízen Energia S.A.	-	-	1,580
	-	-	1,580
Corporate operations / Agreements
Shell Brazil Holding B.V.	-	-	11,195
Other	-	-	3,851
	-	-	15,046

	-	-	16,626

Total	105,463	91,433	138,395

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions are as follows:

Commercial operations of Cosan with its subsidiaries and jointly controlled entities are carried out at market prices and market conditions. During nine months ended December 31, 2013 and the years ended March 31, 2013 and 2012, no losses for doubtful accounts was recorded with regards to receivables from related parties.

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Sales of goods and services
Raízen Energia S.A.(ii)	279,185	299,676	259,961
Other	203	2	4
	279,388	299,678	259,965
Purchase of goods / Inputs
Raízen Energia S.A.(ii)	(13)	(63,605)	(502,372)
Raízen Combustíveis S.A.(ii)	(1,035)	(546)	(122)
	(1,048)	(64,151)	(502,494)
Land lease
Raízen Energia S.A.(ii)	43,995	52,558	75,417
	43,995	52,558	75,417
Shared income (expense)
Aguassanta Participações S.A.	295	700	-
Raízen Energia S.A.(ii)	(7,950)	(14,683)	(13,861)
	(7,655)	(13,983)	(13,861)
Financial result
Rezende Barbosa Group(iii)	804	1,684	949
Raízen Energia S.A.(ii)	1,781	363	225
Impulso Participações	-	(976)	-
Aldwich Temple Venture Capital Ltd.	(153)	(88)	-
Other	113	(21)	-
	2,545	962	1,174

Total	317,225	275,064	(179,799)

(i)	Shell

Relate to payables to Shell from COMGÁS in relation to a Commercial Services Agreement (CSA) – under which Shell provides commercial and business service staff for administrative support to conduct COMGÁS’ business.

(ii)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis basically represent, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis related to Cosan S.A..

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of subsidiaries. These receivables are secured by Cosan S.A. shares.

c)	Officers’ and directors’ compensation

Key management includes directors (executive and non-executive) and members of the board. The compensation paid or payable to key management for their services is shown below:

	Nine months ended December 31, 2013	Years ended
		March 31, 2013	March 31, 2012
		(Restated)	(Restated)
Regular compensation	19,299	31,922	24,994
Stock option expense (Note 34)	6,595	13,295	10,800
Bonuses and other variable compensation	13,092	61,377	33,075

	38,986	106,594	68,869

12           Business combinations and other acquisitions

I.	COMGÁS

On November 5, 2012, Cosan, through its subsidiary Provence Participações S.A. ("Provence"), obtained control of COMGÁS by acquiring 60.05% of its shares from BG Group for R$ 3.4 billion in cash, of which R$ 3.3 billion was financed through long term borrowings.

COMGÁS is located in the city of São Paulo, State of São Paulo, and its main activity is the distribution of piped natural gas in part of the territory of the State of São Paulo (approximately 180 municipalities, in São Paulo state) to residential, commercial and industrial customers and also supplies gas for use as fuel for vehicles and electricity generation. As a result of the acquisition, Cosan diversified its investment portfolio in accordance with management’s strategic planning.

On December 19, 2012, the Extraordinary General Meeting of COMGÁS’ shareholders, approved the reverse merger with its immediate parent company, Provence, as proposed by the administrators of COMGÁS and Provence on December 03, 2012. Provence’s main assets at that date comprised the investment held in COMGÁS and tax goodwill totaling R$ 2,482,767 representing expected future profitability of the investment in COMGÁS. Upon completion of the merger a deferred tax asset was recorded in the surviving legal entity COMGÁS, in relation to a future tax benefit for goodwill tax deductibility for an amount of R$ 844,141.

The following table summarizes the consideration transferred and the fair value of assets acquired and liabilities assumed at the date of acquisition as well as non-controlling interest in the net assets acquired as the proportionate share in the recognized amounts of COMGÁS’ identifiable net assets:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)
At November 05, 2012
Consideration transferred	3,400,000
Cash acquired	(426,876)
Total of consideration transferred	2,973,124

Fair value of the assets
acquired and liabilities assumed
Trade receivables	694,047
Allowance for doubtful accounts	(95,480)
Financial instruments	144,330
Inventories	99,424
Intangible assets(a)	8,014,135
Other credits	340,320
Loans and borrowings	(2,568,802)
Trade payables	(692,480)
Taxes payable	(208,489)
Deferred income taxes(b)	(442,262)
Provision for judicial demands	(51,592)
Other liabilities(c)	(391,191)
Net assets acquired	4,841,960

Non-controlling interests	(1,868,836)

Consideration transferred	2,973,124

(a)
The balance of intangible assets acquired of R$ 8,014,135 at the acquisition date includes the fair value step-up of the intangible asset representing the public concession contract for distribution of gas with the Grantor in the amount of R$ 4,460,113. During the nine-month period ended December 31, 2013, the Company revised its estimate of the preliminary purchase price allocation, which was a preliminary estimate of the fair value of the concession contract and fair value step-up of R$ 7,979,275 and R$ 4,425,252, respectively.

(b)	Deferred income taxes of R$ 442,262 includes a deferred tax asset in the amount of R$ 844,141 in relation to future goodwill tax deductibility.

(c)	The fair value of other liabilities amounting to R$ 391,193 includes the fair value of liabilities of post-retirement benefits of R$ 126,594.

For the year ended March 31, 2013, the consolidated statement of profit or loss includes revenues and the net profit of COMGÁS in the amount of R$ 2,398,989 and R$ 159,875, respectively, generated since the acquisition date.

Had COMGÁS been consolidated since April 1, 2012, the unaudited pro-forma net revenues and net profit for the year ended March 31, 2013, would have been R$ 5,606,912 and R$ 284,456, respectively. Pro-forma information represents an approximate measure of the performance of the combined group on an annualized basis and a reference point for comparison in future periods. Pro-

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

forma information was calculated by aggregating the results of COMGÁS and the Company and does not represent the actual consolidated results for the year.

Shell Brazil Holding BV, which has a direct and indirect interest in COMGÁS, corresponding to 18.2% of its share capital, has been granted an option to convert its current stake of 21,805,645 COMGÁS common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date, with the last one maturing on April 30, 2017. If exercised, Cosan Limited will receive all the shares of COMGÁS held directly and indirectly by Shell Brazil Holdings BV. This equity instrument was recorded in non-controlling interest, initially at fair value of R$ 15,601.

II.	Radar

On July 14, 2012, Cosan gained control of Radar (mainly due to operating and commercial policies), through an amendment in Radar’s Statutes and Shareholders Agreement, which granted Cosan control over the operations of Radar, with no consideration transferred. No gain or loss was recognized in relation to the previously held interest, as the main assets held by Radar (agricultural investment property (land), is recorded at fair value. The Company started to consolidate the results of operations of Radar as of that date.

Radar is located in the city of São Paulo and its main activities are the purchase, financing, leasing, management, operation and sale of agricultural investments, through direct or indirect acquisition of rural properties, services, imports of agricultural products and inputs, as well as participation as a partner or shareholder in other companies directly or indirectly related to the activities described above.

Fair value of previously held equity interest	349,139
Fair value of identifiable net assets acquired	1,845,341
Percent interest	18.92

Fair value of identifiable net assets acquired	349,139

Account
Cash and cash equivalents	111,654
Trade receivables	19,995
Other credits	8,062
Equity method investments	6,579
Property, plant and equipment	8,248
Investment property	1,784,413
Trade payables	(4,185)
Dividends payable	(21,015)
Deferred tax liabilities	(52,126)
Other liabilities	(16,284)
Fair value of net assets	1,845,341
-
Non-controlling interests	1,496,202
-
Previously held equity interest	349,139

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company measured the participation of Radar’s non-controlling interest according to the proportion of the non-controlling interest on the fair value of Radar’s identifiable net assets.

No goodwill was recognized upon gaining control of Radar.

For the year ended March 31, 2013, the consolidated statement of profit or loss includes revenues and net profit of Radar in the amount of R$37,424 and R$144,197, respectively, generated since control was gained.

Had Radar been consolidated since April 1, 2012, the unaudited pro-forma net revenues and net profit for the year ended March 31, 2013, would have been R$ 86,931 and R$ 181,681, respectively. Pro-forma information represents an approximate measure of the performance of the combined group on an annualized basis and a reference point for comparison in future periods. Pro-forma information was calculated by aggregating the results of Radar and the Company and does not represent the actual consolidated results for the year.

Additionally, as at September 28, 2012, the Company contributed 23,099 hectares of agricultural land  with a market valued of R$539,979 to Radar for the strategic alignment of the Company’s activities and as a result, the Company increased its direct and indirect ownership in Radar’s capital stock from 18.90% to 37.70%.

The Company holds Radar's warrants, which provides and option to subscribe additional common shares of Radar at a price of R$41.67 adjusted for inflation (IPCA), corresponding to an additional interest in its capital stock equal to up to 20% of the total shares the Company holds in Radar immediately before the exercise. The subscription option is exercisable upon the occurrence of certain conditions. The option may be entirely or partially exercised, on a single occasion, until September 9, 2018. Due to the business combination, this option was reclassified from assets to equity and presented under "Non-controlling interest" in equity.

III.	Comma Oil and Chemicals Limited (“Comma”)

On July 1, 2012, Cosan, through its subsidiary Cosan Lubes Investments Limited ("Cosan Lubes"), acquired 100% of the common shares of Comma in the amount of £ 60,000, equivalent to R$ 190,234, with £ 54,000 financed by borrowings obtained by Cosan Lubes.

Comma is located in England and its activities are the manufacturing and commercialization of automotive chemicals, including lubricants, through specific distribution channels in the UK, also the Asian and other European market.

The fair value at the acquisition date of the consideration transferred totaled R$152,919, which

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

consisted of the following:

Consideration transferred	190,234
Cash receivable	(37,315)

152,919

The estimated fair value of the acquired assets and liabilities assumed on the acquisition date was as follows:

Account
Trade receivables	46,468
Inventories	33,672
Other credits	472
Property, plant and equipment	34,409
Intangible assets	49,493
Trade payables	(21,284)
Taxes payable	(3,900)
Other liabilities	(1,227)
Deferred tax liabilities	(17,143)
Fair value of net assets acquired	120,960

Consideration transferred,
net of cash acquired	152,919

Goodwill	31,959

The purchase price allocation was completed by management, which was based on the fair value of assets acquired and liabilities assumed. Goodwill was allocated to the Cosan’s cash generating units that benefited from the acquisition. The fair value step up adjustments mainly related to the Comma trademark (R$24,204), customer relationships (R$25,289) and fixed assets (R$17,618). The acquisition of Comma reinforces Cosan’s strategy of entering the European Lubricants & Specialties market. Goodwill recognized on this acquisition mainly represents access to a new market and potential increase in market share.

For the year ended March 31, 2013, the consolidated statement of profit or loss includes revenues and net loss of Comma in the amount of R$ 180,126 and R$ 5,338, respectively, generated since the acquisition date.

Had Comma been consolidated since April 1, 2012, the unaudited pro-forma net revenues and net profit for the year ended March 31, 2013, would have been R$ 232,634 and R$ 3,242, respectively. Pro-forma information represents an approximate measure of the performance of the combined group on an annualized basis and a reference point for comparison in future periods. Pro-forma information was calculated by aggregating the results of Comma and the Company and does not represent the actual consolidated results for the year.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13           Equity method investments

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	March 31, 2013 (Restated)	Equity income of investee	Equity method adjustments	Dividends	Capital increase	Other	At December 31, 2013
Tellus Brasil Participações Ltda (a)	65,957,282	33,638,214	51.00	39,828	14,825	18	(839)	24,989	-	78,821
Novvi Limited Liabilities Company	200,002	100,001	50.00	-	(7,812)	998	-	22,178	-	15,364
Vertical UK LLP	-	-	50.00	9,641	-	1,330	(2,845)	-	-	8,126
Other investments	-	-	-	1,087	(1,516)	-	-	-	1,434	1,005

Total				50,556	5,497	2,346	(3,684)	47,167	1,434	103,316

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	April 1, 2012	Equity income of investee	Equity method adjustments	Dividends	Capital increase	Other	March 31, 2013 (Restated)	Equity method investments March 31, 2012
Radar Propriedades Agrícolas S.A.	21,148,989	4,001,167	18.92	283,259	67,611	-	(2,831)	-	(348,039)	-	22,514
Tellus Brasil Participações Ltda (a)	65,957,282	33,638,214	51.00	7,979	7,337	93	-	23,489	930	39,828	-
Vertical UK LLP	-	-	50.00	-	-	-	-	9,641	-	9,641	-
Other investments	-	-	-	34,339	(4,534)	2,553	-	1,000	(32,271)	1,087	16,674

Total				325,577	70,414	2,646	(2,831)	34,130	(379,380)	50,556	39,188

Financial information of investees:

	December 31, 2013
				Net income and other comprehensive income
	Assets	Liabilities	Equity
Tellus Brasil Participações Ltda (a)	1,664,607	119,130	1,545,477	290,686
Novvi Limited Liabilities Company	31,335	607	30,728	(15,222)
Vertical UK LLP	28,228	-	28,228	-

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2013 (Restated)
				Net income and other comprehensive income
	Assets	Liabilities	Equity
Tellus Brasil Participações Ltda (a)	800,479	22,459	778,020	124,079
CTC - Centro Tecnologia Canavieira S.A.	216,910	56,859	160,051	(2,490)
Vertical UK LLP	19,282	-	19,282	-

	March 31, 2012 (Restated)
				Net income and other comprehensive
	Assets	Liabilities	Equity	income
Radar Propriedades Agrícolas S.A.	1,685,618	188,392	1,497,226	162,544
Tellus Brasil Participações Ltda (a)	244,417	87,972	156,445	44,271
CTC - Centro Tecnologia Canavieira S.A.	80,882	22,512	58,370	(27,414)

(a) The Company is entitled to 5% of the economic benefits of this associates as established in the shareholders agreement.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Non-controlling interest:

	Issued shares of the investee	Number of shares held by non-controlling	Ownership percentage of non-controlling interest (%)	March 31, 2013 (Restated)	Equity in income of investee of non-controlling	Equity method adjustments	Dividends	Other	December 31, 2013
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	61.75%	37,902	(618)	-	-	(65)	37,219
Rumo Logística Operadora Multimodal S.A.	956,917	239,229	25.00%	309,012	40,273	-	-	-	349,285
Radar Propriedades Agrícolas S.A.	21,148,989	17,147,822	81.08%	1,528,729	74,151	7,345	(2,432)	-	1,607,793
Radar II Propriedades Agrícolas S.A.	830,690,258	290,710,861	35.00%	305,708	27,217	516	(5,249)	-	328,192
Companhia de Gás de São Paulo - "COMGÁS"	119,822,797	47,864,807	39.95%	1,852,661	162,793	9,817	(64,357)	324	1,961,238
Elimination of participation Radar II in Radar	-	-	-	(489,457)	(14,718)	(1,473)	368	65	(505,215)
Cosan S.A. Indústria e Comércio	407,214,353	252,444,538	37.70%	3,664,146	88,270	(2,457)	(76,916)	(18,065)	3,654,978

Total				7,208,701	377,368	13,748	(148,586)	(17,741)	7,433,490

	Issued shares of the investee	Number of shares held by non-controlling	Ownership percentage of non-controlling interest (%)	April 1, 2012	Equity in income of investee of non-controlling	Equity method adjustments	Business combination	Dividends	Other	March 31, 2013 (Restated)
Administração de Participações Aguassanta S.A.	-	-	-	14,744	146	-	-	-	(14,890)	-
Copsapar Participações S.A.	-	-	-	60,004	4,406	-	-	(1,389)	(63,021)	-
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	61.75%	69,385	1,822	-	(32,872)	(433)	-	37,902
Rumo Logística Operadora Multimodal S.A.	956,917	239,229	25.00%	286,325	37,146	-	-	(14,459)	-	309,012
Radar Propriedades Agrícolas S.A.	21,148,989	17,147,822	81.08%	-	95,953	5,640	1,495,505	(68,369)	-	1,528,729
Radar II Propriedades Agrícolas S.A.	830,690,258	290,710,861	35.00%	-	14,320	395	290,993	-	-	305,708
Companhia de Gás de São Paulo - "COMGÁS"	119,822,797	47,864,807	39.95%	-	63,858	-	1,878,932	(91,965)	1,836	1,852,661
Elimination of participation Radar II in Radar	-	-	-	-	-	(1,131)	(501,068)	12,742	-	(489,457)
Cosan S.A. Indústria e Comércio	407,214,353	252,444,538	37.70%	3,431,823	291,730	79,334	-	(151,386)	12,645	3,664,146

Total				3,862,281	509,381	84,238	3,131,490	(315,259)	(63,430)	7,208,701

Summarized balance sheet
	Subsidiaries
	Indirect		Direct		Indirect		Direct		Direct
	Logispot Armazéns Gerais S.A.		Rumo Logística Operadora Multimodal S.A.		Radar Propriedades Agrícolas S.A.		Radar II Propriedades Agrícolas S.A.		Companhia de Gás de São Paulo - "COMGÁS"
	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013
Current
Assets	3,972	13,754	555,515	640,317	223,574	37,036	489	3	1,488,902	1,345,641
Liabilities	(6,714)	(7,033)	(324,778)	(264,533)	(22,458)	(32,735)	-	(2)	(1,403,287)	(1,887,388)
Net current assets	(2,742)	6,721	230,737	375,784	201,116	4,301	489	1	85,615	(541,747)

Non-current
Assets	40,270	30,416	1,921,880	1,568,824	1,855,301	1,935,204	259,104	872,319	8,783,460	8,256,108
Liabilities	(14,601)	(15,417)	(755,476)	(708,560)	(37,655)	(25,218)	-	-	(3,368,771)	(2,486,032)
Net non-current assets	25,669	14,999	1,166,404	860,264	1,817,646	1,909,986	259,104	872,319	5,414,689	5,770,076

Equity	22,927	21,720	1,397,141	1,236,048	2,018,762	1,914,287	259,593	872,320	5,500,304	5,228,329

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss

	Subsidiaries
	Indirect		Direct		Indirect		Direct		Direct
	Logispot Armazéns Gerais S.A.		Rumo Logística Operadora Multimodal S.A.		Radar Propriedades Agrícolas S.A.		Radar II Propriedades Agrícolas S.A.		Companhia de Gás de São Paulo - "COMGÁS"
	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013
Net sales	12,122	22,743	742,962	706,020	14,433	19,828	-	-	4,888,897	2,398,989

Profit before taxes	2,664	6,316	243,201	223,261	94,783	190,256	15,240	42,371	560,443	207,314
Income taxes	(894)	(2,035)	(82,110)	(74,677)	(3,320)	(47,291)	-	(2)	(152,740)	(47,439)
Profit for the year	1,771	4,281	161,091	148,584	91,463	142,965	15,240	42,369	407,703	159,875

Dividends paid to non-controlling
interests	-	-	-	-	1,945	72,061	5,250	-	-	79,299

Summarized statement of comprehensive income

	Subsidiaries
	Indirect		Direct		Indirect		Direct		Direct
	Logispot Armazéns Gerais S.A.		Rumo Logística Operadora Multimodal S.A.		Radar Propriedades Agrícolas S.A.		Radar II Propriedades Agrícolas S.A.		Companhia de Gás de São Paulo - "COMGÁS"
	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013	December 31,2013	March 31, 2013
Profit for the year	1,771	4,281	161,091	148,584	91,463	142,965	15,240	42,369	407,703	159,875
Other comprehensive income	-	-	-	-	16,017	-	2,604	-	24,574	(84,017)

Total comprehensive income	1,771	4,281	161,091	148,584	107,480	142,965	17,844	42,369	432,277	75,858

Comprehensive income
allocated to non-controlling
interest	868	2,098	40,273	37,146	87,145	115,916	6,245	14,829	172,695	30,305

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows (i)
	Subsidiaries
	Radar Propriedades Agrícolas S.A.		Companhia de Gás de São Paulo - "COMGÁS"
	December 31, 2013	March 31, 2013	December 31, 2013	March 31, 2013
Cash flows from operating activities
Cash generated from operations	25,224	70,362	1,081,121	453,974
Income taxes paid	-	-	(121,308)	(174,038)
Net cash generated by (used in)
operating activities	25,224	70,362	959,813	279,936

Net cash used in investing activities	(24,070)	(33,281)	(610,418)	(294,359)

Net cash used in
financing activities	(3,000)	(88,883)	(140,942)	(84,949)

(Decrease) increase in cash and
cash equivalents	(1,846)	(51,802)	208,453	(99,372)

Cash and cash equivalents at the
beginning of the year	10,703	62,505	327,504	426,876

Cash and cash equivalents at the
ended of the year	8,857	10,703	535,957	327,504

(i) Information presented for subsidiaries with material of non-controlling interest.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14           Investment in jointly controlled entities

In June 2011, the Company entered into an agreement to jointly control 50% interest on the economic control of two companies:

(i)	Raízen Combustíveis which owns a network of about 4,700 service stations throughout Brazil, 62 distribution terminals and 54 airports terminals supplying aviation fuels;

(ii)
Raízen Energia, which operates in the production and sale of sugar, ethanol and cogeneration, mainly produced from sugar cane bagasse. Raízen Energia is responsible for the production of more than 2 billion liters of ethanol per year to supply the domestic and foreign market, 4 million tons of sugar and 934 MW of installed capacity of electricity production from sugarcane bagasse. Raízen Energia cultivates harvests and processes sugar cane - the main raw material used in the production of sugar and ethanol.

Cosan has joint control over Raízen Energia and Raízen Combustíveis by virtue of its 50% share in the equity shares of both companies and the requirement for unanimous consent by all parties over decisions related to the relevant activities of the arrangements. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used in the consolidated financial statements. Prior to the adoption of IFRS 11, Cosan's interests in Raízen Energia and Raízen Combustíveis were proportionately consolidated.

Investments in jointly controlled entities had the following change in the period:

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	March 31, 2013 (Restated)	Equity in income of jointly controlled entity	Equity method adjustments	Dividends	Other equity effects	December 31, 2013
Raízen Combustíveis S.A.	3,303,168,484	1,651,584,242	50.00	3,278,866	352,515	(162)	(300,449)	(4,288)	3,326,482
Raízen Energia S.A.	5,902,595,634	2,951,297,817	50.00	5,303,875	(110,479)	(3,156)	(20,000)	1,537	5,171,777

Total				8,582,741	242,036	(3,318)	(320,449)	(2,751)	8,498,259

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Issued shares of the investee	Number of shares held by Cosan	Percentage of interest (%)	March 31, 2012 (Restated)	Equity in income of jointly controlled entity	Equity method adjustments	Dividends	Incorporation	Other equity effects	March 31, 2013 (Restated)	Equity in income March 31, 2012
Raízen Combustíveis S.A.	3,303,168,484	1,651,584,242	50.00	3,152,933	383,443	-	(306,894)	-	49,384	3,278,866	233,255
Raízen Energia S.A.	5,902,595,634	2,951,297,817	50.00	-	215,066	(8,037)	(551)	5,093,802	3,595	5,303,875	-
Raízen Energia Participações S.A.	5,902,595,634	2,951,297,817	50.00	5,036,655	5,403	51,744	-	(5,093,802)	-	-	116,108

Total				8,189,588	603,912	43,707	(307,445)	-	52,979	8,582,741	349,363

The statement of financial position and statement of profit or loss of jointly controlled entities are disclosed in Note 4, Segments.

The cash flows and comprehensive income of the jointly controlled entities Raízen Energia and Raízen Combustíveis for the period of nine months ended December 31, 2013 and for the year ended March 31, 2013 are presented below:

	Raízen Energia			Raízen Combustíveis
	December 31, 2013	March 31, 2013	March 31, 2012	December 31, 2013	March 31, 2013	March 31, 2012
Cash flow
Operating activities	485,843	2,659,558	(2,410,267)	559,917	1,456,774	(473,364)
Investing activities	(1,456,505)	(2,530,904)	1,590,487	349,623	(478,335)	351,634
Financing activities	269,644	430,364	(380,703)	(719,261)	(875,103)	86,353

(Decrease) increase in cash
and cash equivalents	(701,018)	559,018	(1,200,483)	190,279	103,336	(35,377)

Other comprehensive loss income	(214,998)	293,170	190,415	721,444	790,724	619,251

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

According to the terms of the Framework Agreement of Joint Venture Raízen, Cosan is responsible for legal proceedings that existed prior to the formation of Raízen, which are net of judicial deposits as of April 1, 2011, as well as tax installments on the REFIS (tax refinancing) program, recorded in "Other taxes payable". Additionally, Cosan is a party to a credit line agreement (Stand-by Facilities) granted to Raízen in the amount of US Dollars 500,000 thousand, which was unused at December 31, 2013.

15           Investment property

The balance of investment property is as follows:

At April 1, 2012	-
Effect of business combination ("Radar")	1,784,413
Transfer of assets between segments	468,152
Fair value of assets transferred -
initial recognition	83,318
Change in fair value	138,776
Disposals	(1,221)
At March 31, 2013 (Restated)	2,473,438
Additions	2,909
Change in fair value	125,322
Disposals	(6,056)
Assets held for sale	(314,104)

At December 31, 2013	2,281,509

Investment properties include agricultural land located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and jointly controlled entities. The lease agreements have an average term of 18 years for the cultivation of sugar cane and 10 years for grain.

The fair value of agricultural land was determined based on the method of direct comparison of data from the market, based on transactions comparable properties (property type, location, and quality of the property) observed in the market (Level 2). The methodology used for determining the fair value considers direct comparisons of market information, such as market research, homogenization of values, price factors, sales, distances, facilities, access to land, topography and soil, land use (culture), rainfall level, among others according to the norms issued by ABNT – Associação Brasileira de Normas Técnicas. The portfolio is valued annually by independent experts and reviewed periodically by internal professionals technically qualified to perform such appraisals. Investment properties are no subject to any restrictions or liens.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16           Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Rail cars and locomotives	Construction in progress	Other	Total
Cost
At March 31, 2013 (Restated)	435,832	318,480	433,158	206,534	31,872	1,425,876
Additions	97	6,155	-	246,251	28	252,531
Disposals	(52)	(1,236)	-	-	(376)	(1,664)
Transfers (i)	11,363	35,863	2,906	(168,523)	3,576	(114,815)
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928

Depreciation
At March 31, 2013 (Restated)	(71,079)	(134,068)	(31,361)	-	(11,071)	(247,579)
Additions	(9,341)	(20,151)	(10,223)	-	(2,937)	(42,652)
Disposals	1	156	-	-	51	208
Transfers (i)	-	67	-	-	(62)	5
At December 31, 2013	(80,419)	(153,996)	(41,584)	-	(14,019)	(290,018)

At March 31, 2013 (Restated)	364,753	184,412	401,797	206,534	20,801	1,178,297
At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910

(i) Refer to intangible transfers due to the capitalization of these assets.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Land, buildings and improvements	Machinery, equipment and facilities	Rail cars and locomotives	Construction in progress	Other	Total
Cost
At March 31, 2012 (Restated)	1,009,282	262,648	391,647	191,025	45,696	1,900,298
Additions	5,486	10,504	41,511	246,689	10,265	314,455
Disposals	(71,653)	(1,782)	-	(1,431)	(13,097)	(87,963)
Transfers (i)	(477,956)	66,714	-	(220,174)	(8,603)	(640,019)
"Cosan Alimentos" de-consolidation	(61,806)	(28,471)	-	(9,860)	(2,991)	(103,128)
Business combination	32,479	8,866	(1)	285	602	42,231
At March 31, 2013 (Restated)	435,832	318,479	433,157	206,534	31,872	1,425,874

Depreciation
At March 31, 2012 (Restated)	(62,805)	(136,825)	(18,397)	-	(26,122)	(244,149)
Additions	(12,454)	(23,856)	(12,963)	-	(3,320)	(52,593)
Disposals	317	229	-	-	3,186	3,732
Transfers (i)	(2,983)	8,568	-	-	13,271	18,856
"Cosan Alimentos" de-consolidation	6,847	17,816	-	-	1,914	26,577
At March 31, 2013 (Restated)	(71,078)	(134,068)	(31,360)	-	(11,071)	(247,577)

At March 31, 2012 (Restated)	946,477	125,823	373,250	191,025	19,574	1,656,149
At March 31, 2013 (Restated)	364,754	184,411	401,797	206,534	20,801	1,178,297

(i) Refer to intangible transfers due to the capitalization of these assets, and transfers of Land to Investment property.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the nine months ended December 31, 2013, amounted to R$ 6,019 (March 31, 2013 R$ 6,593). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 5.96% p.a. for the nine months ended December 31,2013 (5,60% p.a. for the year ended March 31,2013).

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17           Intangible assets

	Goodwill	Concession intangible asset - COMGÁS	Improvements in public concessions and operation licenses	Trademarks	Customer relationships	Other	Total
Cost
At March 31, 2013 (Restated)	705,816	7,742,140	618,878	252,474	597,193	143,535	10,060,036
Additions	-	557,220	-	-	125,408	40,960	723,588
Disposals	(1,860)	(26,940)	-	-	(3,415)	(50)	(32,265)
Transfers (i)	-	-	132,677	-	-	16,380	149,057
Business combination	-	34,862	-	-	-	-	34,862
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278

Amortization
At March 31, 2013 (Restated)	-	(127,048)	(42,633)	(97,012)	(151,121)	(27,324)	(445,138)
Additions	-	(197,233)	(25,244)	(17,120)	(123,275)	(34,101)	(396,973)
Disposals	-	17,844	-	-	1,276	-	19,120
Transfers (i)	-	-	(34,242)	-	-	(5)	(34,247)
At December 31, 2013	-	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)

At March 31, 2013 (Restated)	705,816	7,615,092	576,245	155,462	446,072	116,211	9,614,898
At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040

(i) Refer to intangible transfers due to the capitalization of these assets.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Goodwill	Concession intangible asset - COMGÁS	Improvements in public concessions and operation licenses	Trademarks	Customer relationships	Other	Total
Cost
At March 31, 2012 (Restated)	658,303	-	519,131	311,855	113,645	38,640	1,641,574
Additions	-	237,316	-	-	91,861	6,049	335,226
Disposals	-	(9,117)	-	-	(436)	(8)	(9,561)
Transfers (i)	-	-	99,746	-	-	275	100,021
Business combination	47,513	7,513,941	-	24,204	392,123	98,708	8,076,489
"Cosan Alimentos" de-consolidation	-	-	-	(83,585)	-	(128)	(83,713)
At March 31, 2013 (Restated)	705,816	7,742,140	618,877	252,474	597,193	143,536	10,060,036

Amortization
At March 31, 2012 (Restated)	-	-	(14,968)	(74,188)	(77,136)	(5,900)	(172,192)
Additions	-	(135,053)	(27,665)	(22,824)	(74,421)	(21,539)	(281,502)
Disposals	-	8,006	-	-	436	-	8,442
Transfers (i)	-	-	-	-	-	(2)	(2)
"Cosan Alimentos" de-consolidation	-	-	-	-	-	116	116
At March 31, 2013 (Restated)	-	(127,047)	(42,633)	(97,012)	(151,121)	(27,325)	(445,138)

At March 31, 2012 (Restated)	658,303	-	504,163	237,667	36,509	32,740	1,469,382
At March 31, 2013 (Restated)	705,816	7,615,093	576,244	155,462	446,072	116,211	9,614,898

(i) Refer to intangible transfers due to the capitalization of these assets.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the nine months ended December 31, 2013, amounted to R$ 20,973 (March 31, 2013 R $ 7,279). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 8.40% p.a. for the nine months ended December 31, 2013 (8.32% p.a. for the year ended March 31, 2013).

Intangible assets (excluding goodwill)	Annual rate of amortization - %	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Concession intangible asset - COMGÁS (a)	Over the concession term	8,000,845	7,615,093	-

Improvements in public grants (b)	Over the concession term	387,245	305,251	221,429
Operating license for port terminal (c)	4.00	262,190	270,995	282,734
		649,435	576,246	504,163
Trademarks
Mobil	10.00	114,138	131,258	154,082
União	2.00	-	-	83,585
Comma		24,204	24,204	-
		138,342	155,462	237,667
Relationship with customers
COMGÁS	3.00	375,184	369,054	-
Lubrificants	6.00	70,883	77,020	36,509
		446,067	446,074	36,509
Other
Software licenses	20.00	91,695	89,068	32,482
Other	Up to 20	47,700	27,139	258
		139,395	116,207	32,740

		9,374,084	8,909,082	811,079

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

a)
Refers to the concession intangible asset for the public gas distribution service, which represents the right to charge users for the supply of gas and it is comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets as disclosed in Note 3.

b)	Refers to improvements made to the federal railways in relation to the agreements entered into by Rumo with ALL.

c)	License port operations and customer relationships of Rumo, recognized as a result business combinations.

Impairment testing of cash-generating units containing goodwill

The Company tests annually the recoverable amounts of goodwill arising from business combination transactions. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the period ended December 31, 2013, no impairment indicators were identified.

The combined carrying amounts of goodwill allocated to cash generating units are as follows:

	December 31, 2013	March 31, 2013
		(Restated)	April 1, 2012
Cash-generating unit Rumo	100,451	100,451	100,451
Cash-generating unit Lubricants	603,462	603,462	555,950
Cash-generating unit Cosan - Other Business	43	1,903	1,902

Total goodwill	703,956	705,816	658,303

The recoverable amount is determined by reference to the value in use, using the discounted cash flows model based on management’s estimated budget information which takes into consideration assumptions related to each business, using market available information as well as previous performance. Discounted cash flows are estimated for a period of 5 to 10 years and perpetuity assuming a real growth rate of zero. Management considers appropriate to estimate cash flows for a period longer than 5 years as this reflects the estimated period for use of the asset groups and businesses involved.

The main assumptions and estimated involved are the following: (i) Rumo: estimates in relation to the Brazilian sugar production market, mainly exportable volumes; storage capacity; costs related to shipping services and port operations (stevedoring, charges and regulatory fees), (ii) Lubricants: expected growth in operations based on expected segmented GDP and other macroeconomic factors, as well as expected sales price of commodities.

Future cash flows are discounted using and discount rates between 7.5% and 11.5% (weighted average cost of capital) that reflect specific risks relating to the relevant assets in each cash-generating unit.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The impairment test performed as of December 31, 2013 did not result in the need to recognize impairment losses on the carrying value of intangible assets or goodwill. The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by current market, technological and economic conditions. These tests are not indicative of future impairment losses and/or whether they would be material.

18           Loans and borrowings

	Interest
Description (a)	Index(c)	Actual interest rate(b) (%)	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012	Maturity date
Senior Notes Due 2018	Fixed	9.50	873,589	852,705	-	Mar-18
Senior Notes Due 2023	Dollar (US$)	5.00	1,086,716	987,914	-	Mar-23
BNDES	TJLP	9.60	526,716	707,759	-	Jun-17
BNDES	Selic	10.70	159,894	310,358	-	Oct-20
BNDES	TJ462	7.94	525,636	77,477	-	Oct-20
Perpetual notes	Dollar (US$)	8.25	1,186,221	1,019,706	922,533	-
Working capital	Dollar (US$) + Libor	4.58 to 2.40	262,796	206,089	185,311	Sep/Oct-16
Credit notes	110.00% CDI	10.75	393,646	367,013	337,810	Feb-14
FINAME	Fixed	4.23	277,298	309,574	309,474	Nov-22
FINAME	URTJLP	7.07	428,916	405,335	322,228	May-22
Leasing	100.00%	9.77	1,068	2,020	-	Oct-14
Foreign loans	Libor UK semiannual	4.27	209,340	167,021	-	Jun-17
EIB	Dollar (US$) + Libor	8.70	633,223	528,902	-	Jun-21
Resolution 4131	Dollar (US$) + Libor	10.58	413,477	549,106	-	Feb-18
Debentures	123.00% CDI	12.02	1,443,941	1,394,694	-	Oct-20
Non-convertible debentures	CDI	10.70	164,144	70,321	-	Aug-14
Debentures	Fixed rate+IPCA	11.21	417,231	-	-	Sep-20
FINEP	Fixed	5.00	89,104	89,020	-	Jan-21
Promissory notes	103.00% CDI	10.07	-	402,104	-	-
Credit assignment	CDI	1.38	-	60,886	-	-
			9,092,956	8,508,004	2,077,356

Current			1,050,862	1,608,373	83,505
Non-current			8,042,094	6,899,631	1,993,851

a)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and its jointly-controlled entities and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and Intangible assets) being financed (FINAME);

b)	As at December 31, 2013, except where otherwise indicated.

c)
TJLP and URTJLP are long-term interest rates set on loans by the BNDES, the Brazilian National Development Bank. Selic is the benchmark interest rate set by the Central Bank of Brazil. CDI is a benchmark interbank lending rate in Brazil. IPCA is the benchmark consumer price index used by the Central Bank of Brazil to set monetary policy.

Our non-current borrowings, less depreciation of expenses for placement of bonds, are scheduled to fall due within the following periods as of the balance sheet date:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
13 to 24 months	595,917	442,311	458,697
25 to 36 months	666,297	451,812	1,040,426
37 to 48 months	650,006	488,808	126,420
49 to 60 months	1,626,221	1,425,945	125,888
61 to 72 months	1,101,334	272,800	79,827
73 to 84 months	1,071,570	717,233	79,827
85 to 96 months	65,043	913,609	54,321
Thereafter	2,265,706	2,187,113	28,445

	8,042,094	6,899,631	1,993,851

Senior Notes Due in 2018

On March, 2013, the Company issued Senior Notes in the international market under “Regulation S” and “Rule 144A” in the amount of R$ 850,000, bearing and annual interest of 9.5%, payable semiannually in September and March of each year.

Senior Notes Due in 2023

On March 14, 2013, the Company issued Senior Notes in the international market under “Regulation S” and “Rule 144A” in the amount of US$ 500,000 thousand, bearing annual interest of 5%, payable semiannually in September and March of each year. Derivatives financial instruments have been entered into to mitigate the Company’s exposure to interest rate risks and foreign exchange risks by swapping a fixed interest rate with a local Brazilian CDI rate.

The Brazilian Development Bank - BNDES

Refers to the financing of expansion of the logistics segment and gas distribution.

Perpetual notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued US$ 500,000 thousand of perpetual notes in the foreign market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Derivatives financial instruments have been entered into to mitigate the Company’s exposure to interest rate risks and foreign exchange risks by swapping a fixed interest rate with a local Brazilian CDI rate.

Bank debt – working capital

On October 4, 2011, the Company entered into a bank loan agreement for US$ 100,000 thousand due in 2016, bearing annual interest of LIBOR + 4.58%. Proceeds were used to purchase the Company's own shares.

On September 3, 2013, the Company entered into a loan agreement for US$ 35,000 thousand due in 2016, bearing annual interest of LIBOR + 2.55%, LIBOR + 2.35% and LIBOR + 2.15%, for the first, second and

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

third years, respectively.

FINAME

Refers to funding related to FINAME (Machinery and Equipment Financing Program), through various financial institutions, that is intended to be used for investments in property, plant and equipment and intangible assets. Interest is payable monthly and the principal is secured by liens on the financed assets.

Foreign loans

On June 29, 2012 Cosan Lubs Investments Limited, obtained a loan of £ 54,000 thousand in order to acquire control of Comma Oil and Chemicals Limited in July 2012.

EIB

Refers to loans from the European Investment Bank denominated in U.S. Dollars, bearing LIBOR interest rate and maturing in 2021. These loans are protected by derivative instruments that swap the original rate for a local Brazilian CDI in Brazilian Reais. The funds were used to expand and support the natural gas distribution network.

Resolution 4131

Refers to funds raised outside of Brazil with several financial institutions, maturing through 2017, to finance COMGÁS’ cash flow needs.

Debentures

On October 22, 2012, the Company issued two series of debentures, the first series in the amount of R$ 1,900,000 and the second series in the amount of R$ 1,400,000. The first series was paid in March 2013 and the second series has a term of eight years from the date of issuance, maturing in October 1, 2020, the indenture includes mandatory early redemption and/or prepayment clauses applicable in certain circumstances. The yield of the debentures includes compensatory interest corresponding to 123% of the accumulated variation of the average daily Brazilian DI rate.

Non-convertible debentures

On August 5, 2008, COMGÁS concluded the placement of a simple debenture, indivisible and not convertible into shares, at a par value of R$ 100,000.

On August 2012 and 2013 the Company paid an accumulated 66.66% of the principal. The remaining amortization of the principal will occur in August 2014.

FINEP

In November 2012, Cosan Biomassa obtained a bank loan of R$ 89,694, maturing in January 2021. The same agreement provides for three more draw down installments, totaling R$ 254,890, with pre fixed interest of 5% per year. These funds will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Promissory notes

On March 1, 2013, COMGÁS concluded the issuance of 400 Promissory Notes at a par value of R$1,000, totaling R$ 400,000 with a maturity period of 270 days.

The amortization of the principal and interest occurred upon maturity.

Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements in relation to certain financial and non-financial indicators.
As at December 31, 2013, Cosan, its subsidiaries and jointly-controlled entities were in compliance with all debt covenants.

Covenants are required to be calculated on an annual basis, at the end of each fiscal year.

The carrying amounts and fair value of loans and borrowings are as follows:

	Carrying amount			Fair value
	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Senior / perpetual notes	3,174,894	2,887,652	930,097	2,977,658	3,016,642	939,397
Financing	5,918,062	5,620,352	1,147,259	5,918,062	5,620,352	1,147,259

Total	9,092,956	8,508,004	2,077,356	8,895,720	8,636,994	2,086,656

The carrying amounts of loans and borrowings are denominated in the following currencies:

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Brazilian Real	5,278,083	5,028,016	969,511
Pound Sterling	209,340	167,021	-
US Dollar	3,605,531	3,312,967	1,107,845

Total	9,092,954	8,508,004	2,077,356

19           Trade payables

	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Natural gas suppliers	590,168	567,654	-
Materials and services suppliers	272,261	231,825	95,318

	862,429	799,479	95,318

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20           Other taxes payable

	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
ICMS – State VAT	77,466	58,997	9,977
IPI - Excise tax	-	-	-
INSS - Social security	2,842	2,372	2,080
PIS - Revenue tax	5,170	4,667	3,210
COFINS- Revenue tax	30,470	19,189	12,578
Recovery program – REFIS(i)	1,075,019	1,009,723	1,287,940
Other	18,856	3,950	2,796
	1,209,823	1,098,898	1,318,581

Current	199,056	147,691	132,674
Non-current	1,010,767	951,207	1,185,907

(i)	Tax amnesty and refinancing program (REFIS) for the settlement of amounts due for qualifying Brazilian federal taxes.

The maturities of long-term taxes payable are as follows:

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
13 a 24 months	70,701	63,155	56,018
25 a 36 months	70,701	63,109	55,650
37 a 48 months	70,292	63,109	55,611
49 a 60 months	69,037	62,468	55,611
61 a 72 months	68,822	61,304	54,972
73 a 84 months	68,822	61,304	53,931
85 a 96 months	68,822	61,304	53,931
Thereafter	523,590	515,454	800,183

	1,010,767	951,207	1,185,907

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

21           Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Profit before taxes	539,180	920,886	3,134,956
Income tax and social contribution at
nominal rate (34%)	(183,321)	(313,101)	(1,065,885)

Adjustments to reconcile with effective tax rate
Equity method investments (non taxable income)	84,161	229,270	132,107
Permanent differences (donations, gifts, etc.)	(3,859)	(3,944)	(9,114)
Stock options	(2,242)	(4,521)	-
Interest on capital	(15,292)	(19,531)	-
Tax loss	67,367	(60,994)	18,262
Non-taxable loss from
overseas Companies	(14,788)	(9,141)	(136,396)
Tax basis differences related to entities taxed
on the Brazilian presumed profits method	38,922	40,841	-
Foreign exchange effects of foreign subsidiaries	1,371	43,516	86,272
Other	(11,513)	(28,748)	(44,353)

Income tax and social contribution
expense (current and deferred)	(39,194)	(126,353)	(1,019,107)

Effective rate - %	7.27	13.72	32.51

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

	December 31, 2013				March 31, 2013 (Restated)	April 1, 2012
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carryforwards
Income tax loss carryforwards	1,130,624	282,656	-	282,656	238,154	275,029
Social contribution tax loss carryforwards	1,137,893	-	102,410	102,410	86,357	97,198

Temporary differences
Foreign currency receivables and payables	34,127	8,532	3,071	11,603	(14,746)	(41,894)
Tax deductible goodwill	1,514,392	378,598	136,295	514,893	680,153	(88,534)
Provision for judicial demands	510,227	127,557	45,920	173,477	214,064	225,407
Allowance for doubtful accounts	159,583	39,896	14,362	54,258	42,386	31,166
Profit sharing	197,226	49,307	17,750	67,057	69,849	4,665
Derivatives instruments unrealized gains	316,145	79,036	28,453	107,489	27,853	-
Unrealized gain on sale of investments	(90,864)	(22,716)	(8,178)	(30,894)	(43,016)	-
Other temporary differences	(51,147)	(12,787)	(4,603)	(17,390)	8,712	37,897
Property, plant and equipment	(82,405)	(20,601)	(7,416)	(28,017)	-	-
Gain on formation of Joint Ventures	(3,338,362)	(834,590)	(300,452)	(1,135,042)	(1,243,578)	(1,272,118)
Unrealized gains on investment property	(2,282,750)	(45,655)	(24,654)	(70,309)	(76,326)	(124,515)
Assets held for sale	(312,864)	(6,257)	(3,379)	(9,636)	-	-
Concession contract	34,057	8,514	3,065	11,579	7,900	-
Regulatory asset	347,729	86,932	31,296	118,228	113,721	-
Gains or losses on actuarial liabilities	122,333	30,583	11,010	41,593	55,298	-
Business combination - Property, plant and equipment	(112,051)	(28,013)	(10,085)	(38,098)	(39,087)	(64,226)
Business combination - Intangible assets	(4,240,913)	(1,060,228)	(381,682)	(1,441,910)	(1,536,754)	(96,130)
Business combination - Other fair value adjustments	(52,078)	(13,019)	(4,687)	(17,706)	(18,780)	4,550
Other	(478,462)	(119,614)	(43,061)	(162,675)	(118,068)	(49,054)
Total		(1,071,869)	(394,565)	(1,466,434)	(1,545,908)	(1,060,559)

Deferred income tax - Assets				232,188	220,356	245,267
Deferred income tax - Liabilities				(1,698,622)	(1,766,264)	(1,305,826)

Total net deferred taxes				(1,466,434)	(1,545,908)	(1,060,559)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Recoverability of deferred tax assets

In assessing the recoverability of deferred tax assets, management estimates future taxable income and the timing of reversal of the temporary differences. When it is more likely than not that a part or all of the deferred tax assets are not recoverable a provision allowance is recorded. Under Brazilian tax law, tax loss carry forwards do not expire, however, their use is limited to up to 30% of annual taxable income.

At December 31, 2013, the Company expects to realize deferred taxes on loss carry forwards on income tax and social contribution as follows:

December 31, 2013
Later than 1 year and no later than 5 years	51,900
Later than 5 years	333,166

Total	385,066
d)	Changes in deferred income taxes, net:

At April 1, 2012 - Net deferred tax liability	(1,060,559)
Income	94,250
Other comprehensive income	121,599
Gain on disposal of discontinued operation	(73,738)
Business combination	(506,009)
Effect of incorporation in Joint Venture	(120,556)
Other	(895)
At March 31, 2013 (Restated) – Net deferred tax liability	(1,545,908)
Income	90,781
Other comprehensive income	(14,668)
Securities	(4,668)
Low tax benefit on goodwill	11,003
Other	(2,974)

At December 31, 2013 - Net deferred tax liability	(1,466,434)

In November 2013, the Provisional Measure (MP) 627 was enacted by the Brazilian Federal Revenue, introducing changes in the tax rules and eliminating the Transitional Tax System (RTT).

This measure establishes the tax treatment to be imposed on the new Brazilian accounting rules, introduced by Laws 11,638/2007 and 11,941/2008, whose main goal was to integrate the old Brazilian accounting rules international accounting rules (IFRS).  The measure brings modifications to the determination of Corporate Income Taxes (IRPJ and CSLL) in relation to goodwill on the acquisition of shareholdings in subsidiaries or associates, and treatment of goodwill on merger and

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

acquisition operations, adjustments to the fair valuation in the investee, re-operating or pre-industrial expenses and commercial leasing.

In accordance with the Provisional Measure, the new rules are effective for calendar year 2015, but can be early adopted for the calendar year 2014.

The Company analyzed the provisions of this MP, the implications of early adoption and the impacts in the financial statements for the fiscal year ended December 31, 2013, concluding that there are no material effects to be recorded. This analysis should be reviewed by the management when the Law is enacted, since there may be adjustments or changes to the final draft.

22           Provision for legal proceedings

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Tax	410,890	487,047	470,843
Civil	146,011	159,871	99,565
Labor	165,557	178,766	193,858

	722,458	825,684	764,266

Judicial deposits as at December 31 and March 31, 2013, and April 1, 2012 are as follow:

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Tax	294,991	300,171	284,414
Labor	32,904	44,269	42,846
Civil and environmental	33,659	38,813	24,094

	361,554	383,253	351,354

Changes in provision for legal proceedings:

	Tax	Civil	Labor	Total
At April 1, 2011	418,744	82,599	163,939	665,282
Increases	61,256	21,826	69,308	152,390
Settlement or write-offs	(19,841)	(9,588)	(49,844)	(79,273)
Monetary variation	25,406	8,702	14,340	48,448
Net addition on the derecognition
of subsidiaries to form the
Joint Ventures	(14,722)	(3,974)	(3,885)	(22,581)
At March 31, 2012 (Restated)	470,843	99,565	193,858	764,266
Increases	9,973	42,355	100,743	153,071
Settlement or write-offs	(19,434)	(36,568)	(125,675)	(181,677)
Business combinations	3,815	40,776	11,400	55,991

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Monetary variation	21,850	13,743	(1,560)	34,033
At March 31, 2013 (Restated)	487,047	159,871	178,766	825,684
Increases	20,552	5,707	76,816	103,075
Settlement or write-offs	(120,575)	(31,559)	(123,527)	(275,661)
Monetary variation	23,866	11,992	33,502	69,360

At December 31, 2013	410,890	146,011	165,557	722,458

Judicial claims deemed to be probable losses, accrued

a)	Tax claims

Legal proceedings in relation to tax payments are as follow:

	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Compensation with FINSOCIAL(i)	230,775	203,334	195,421
IPC - 89(ii)	74,879	83,536	82,173
INSS - Social security(iii)	46,291	39,345	-
State VAT - ICMS credits(iv)	20,114	100,336	87,752
PIS and COFINS - Revenue taxes	6,541	15,450	15,000
IPI - Excise tax	993	2,484	9,159
Federal income taxes	329	2,090	2,008
Other	30,968	40,472	79,330

	410,890	487,047	470,843

I.
During the period from October 2003 to November 2006 the subsidiary Cosan CL offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made for these processes.

II.
In 1993, Cosan Lubrificantes e Especialidades ("Cosan CLE") filed a lawsuit to challenge the balance sheet restatement index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. Cosan CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better reflected the actual inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the taxes that were offset. No judicial deposits were made for these processes.

III.
It mainly includes amounts related to social security contributions levied on income, pursuant to art. 22a of Law 8.212/91, whose constitutionality is being challenged in court. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

IV.
A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (a.k.a. PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments in the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation, (b) Assessment, as solidary debtor, for disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership signed between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool.

b)	Civil and environmental

The Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to sugarcane stubble burning, and (iii) environmental matters.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges, among others.

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

Tax claims for which an unfavorable outcome is deemed possible and, therefore, not provisioned are as follow:

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
ICMS - State VAT(i)	1,258,648	1,131,043	961,307
IRRF(ii)	608,563	212,074	204,249
Federal income taxes(iii)	694,498	462,942	232,867
INSS - social security and other(iv)	499,776	481,037	76,506
IPI - Excise tax credit - NT(v)	430,981	315,657	317,178
PIS and COFINS - Revenue taxes(vi)	483,469	281,230	218,769
Compensation with IPI - IN 67/98(vii)	115,004	197,787	188,479
Other	596,311	541,974	692,574

	4,687,250	3,623,744	2,891,929

I.	ICMS

State VAT: Refers mainly to (i) Tax assessments filed against the Company for unpaid

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

ICMS and non-compliance with accessory obligations, in connection with the partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007, (ii) ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However,  the tax authorities, classify crystallized sugar as a semi-finished product therefore, subject to ICMS taxation and (iii) Penalties related to the withholding of ICMS taxes on the sale of ethanol to customers residing in other states, (iv) ICMS withholdings  rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked, and (v) disallowance of ICMS tax credits in the sale of diesel fuel to customers engaged in the agroindustrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not Company’s core business, ICMS cannot be compensated and (e) ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration.

II.	IRRF

In June 2013, the Company received an assessment notice issued for the payment of income tax withheld at source (in Portuguese "IRRF") in the amount of R$ 788,177. It was allocated to the Company's liability for the IRRF, as the tax payer, due to a result of an alleged capital gain arising from the acquisition of assets of companies located abroad. The Company presented its defense in July 2013 and, together with its legal advisors, rated the probability of loss as possible.

III.	Income taxes – Assessment notice

a)
In December 2011, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2006 to 2009, for an amount of R$ 446.444 (set/13). Such claim is based on the following: (i) tax benefits that arose from the deduction of goodwill amortization, (ii) the offsetting of tax carry forwards and (iii) taxes on revaluation differences of the property, plant and equipment. The Company filed its defense in January 2012 and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company quantified such possible loss in the amount of R$ 221.780.

b)
In June 2013, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2009 to 2011, for an amount of R$ 401.904, corresponding to the deduction of goodwill amortization. The Company challenged this assessment and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company has quantified any possible loss in the amount of  R$ 291.724 and a remote loss in the amount of R$ 110.180 in relation to the payment of fines.

IV.	INSS – Social security

The legal proceeding related to INSS payment with possible unfavorable outcome involve the following: (a) The legality and constitutionality questioning of the Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions incidental over export revenues through direct sales, in a way that exports made via trading

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

companies are now taxed by those contributions; (b) Assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the Brazilian IRS disregards the right to constitutional immunity, (c) Assessment of social security contribution over internal market resale of merchandises or even to third parties, which are not included in the calculation of the social security contributions tax basis, which should only incident over gross revenue arising from the establishment’s effective production and not over acquired merchandises.

V.	IPI

Federal VAT: SRF Normative Instruction no 67/98 approved the procedures adopted by the industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997.

VI.	PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9.718/98. Worth noting that the Supreme Court already pacified this issue, judging such unconstitutional exaction.

VII.	Offsetting against IPI credits – IN 67/98

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

b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	December 31, 2013	March 31, 2013 (Restated)	April 01, 2012
Civil	832,311	871,261	662,727
Labor	502,697	483,526	471,182

	1,335,008	1,354,787	1,133,909

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Receivables from legal proceedings

The Company recognized a gain of R$ 69,951 in December, 2013 and R$ 318,358 in 2007, corresponding to a lawsuit filed against the Federal Government, claiming indemnification for the pricing of products, at the time when the industry was subject to government price control, which were established at a level that was not compatible to the economic reality of the sector. Final judgment was passed in favor of the Company.
The gain was recognized in income of the corresponding year, with a corresponding receivable in “Other non-current assets”.

At December 31, 2013, the asset recorded regarding the indemnity lawsuit and corresponding provision for attorney fees totaled R$496,009 and R$59,521 (R$366,845 and R$42,021 as at March 31, 2013), the lines "other assets" and "other liabilities" respectively. We consider the receipt of these amounts as virtually certain, as the Federal Government cannot appeal against the judgment. The fair value of the asset is equivalent to the carrying amount.

23         Stockholder’ Equity

a)	Share capital

As of December 31, 2013 Cosan Limited’s share capital is comprised of the following:

	Class A and / or BDRs		Class B1 shares
Shareholders		%		%
Queluz Holding Limited	6,358,175	3.65	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Alcool	-	-	30,010,278	31.15
Gávea funds	30,657,762	17.58	-	-
Other	137,339,404	78.77	-	-

Total	174,355,341	100.00	96,332,044	100.00

Class B1 shares entitle the holder to 10 votes per share and Class A share are entitled to one vote per share.

b)	Treasury shares

On September 16, 2011, the Board of Directors approved the repurchase of the Company’s own stock to be held in treasury, canceled or sold. The deadline for completion of the transaction was 365 days and the maximum repurchase price was US$ 100 million. The Company holds 5,996,502 treasury shares as of December 31, 2013 (5,996,502 shares at March 31, 2013 and April 1, 2012) with a market value of R$ 13.72 at December 31, 2013 (R$ 19.50 at March 31, 2013 and R$ 27.06 at April 1, 2012).

c)	Other comprehensive income

	March 31,	Comprehensive	March 31,	Comprehensive	December 31,
	2012	income	2013	income	2013
Foreign currency translation differences	(182,730)	2,583	(180,147)	(42,891)	(223,038)
Gain (loss) on cash flow hedge in
jointly controlled entity	14,115	35,695	49,810	(6,426)	43,384
Revaluation of investment property reclassified
from property, plant and equipment	-	190,735	190,735	-	190,735
Defined benefit actuarial plan losses	22,570	(34,487)	(11,917)	28,009	16,092
Changes in value of available for sale financial
assets from securities	(23,689)	7,132	(16,557)	9,077	(7,480)

Total	(169,734)	201,658	31,924	(12,231)	19,693

Attributable to:
Owners of the Company	(176,500)	117,592	(58,908)	(25,979)	(84,887)
Non-controlling interests	6,766	84,066	90,832	13,748	104,580

24           Earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by adjusting average shares outstanding for the conversion of all potentially dilutive options.

The following table sets forth the calculation of earnings per share for the nine months ended December 31, 2013, and years ended March 31, 2013 and 2012 (in thousands of Brazilian reais, except per share amounts):

	Nine months ended December 31, 2013		Year ended
			March 31, 2013 (Restated)		March 31, 2012 (Restated)
Numerator
Income from continuing operations
Basic		122,618		337,521		1,136,339
Dilutive effect of subsidiary’s stock option plan		(20,951)		(42,230)		-
Dilutive effect of put option (Note 12 I)		(15,601)		(15,601)		-
Diluted		86,066		279,690		1,136,339
Income from discontinued operations		-		86,549		40,028

Denominator
Weighted average number of shares outstanding		264,690,883		264,842,445		268,678,062

Basic earnings per share
Continued operations	R$	0.46	R$	1.27	R$	4.23
Discontinued operations		-	R$	0.33	R$	0.15
	R$	0.46	R$	1.60	R$	4.38
Diluted earnings per share
Continued operations	R$	0.33	R$	1.06	R$	4.23
Discontinued operations		-	R$	0.33	R$	0.15
	R$	0.33	R$	1.39	R$	4.38

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25           Commitments

a)	Commitments for the acquisition of assets and regulatory targets

The Company, through its subsidiary COMGÁS, has contractual commitments for the acquisition of intangible assets amounting to R$ 23,687 at December 31, 2013 (R$ 61,961 on March 31, 2013) related to the acquisition, support and administration of the gas distribution network, as well as administrative and technology costs for the maintenance of the Company's business.

b)	Lease agreements

Lessor

The Company, through its subsidiary Radar, has operating leases on agricultural land for the production of sugar cane and other grains.

The minimum lease receivables related to these agreements are calculated by the TRS and other commodities, and harvested volume per hectare as defined in contract. Revenues related to these contracts at December 31, 2013 are as follows:

2014
2014	60,704
2015	60,704
2016	60,704
2017	60,704
2018	60,704

303,520

Lessee

At December 31, 2013, future minimum lease payments on non-cancellable operating leases entered by Rumo are as follows:

2014
2014	52,173
2015	57,787
2016	62,811
2017	68,998
2018	74,046
315,815

The Company, through its subsidiary COMGÁS has 15 lease contracts for rental of properties. Rental expense amounted to R$ 5,741 for the nine months ended December 31, 2013 (R$ 1,510 for the year ended March 31, 2013).

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The lease terms are for a period of one to six years, and the majority of lease agreements are renewable at the end of the lease period at market rates.

Future minimum lease payments under non-cancelable operating leases are as follows:
	2013	2012
No later than 1 year	4,799	1,860
Later than 1 year and no later than 5 years	9,413	526
	14,212	2,386

c)	Purchase

The Company through its subsidiary Rumo has contractual commitments in 2014 for the improvement of the railway network, aiming to expand the logistics segment in the coming years, for an amount of R$ 209,000.

26	Gain on the de-recognition of subsidiaries operations to form the Joint Ventures (Raízen Energia and Raízen Combustíveis)

As mentioned in Note 1, on June 1, 2011, the Company concluded, together with Shell, the formation of two joint ventures: (1) Raízen Combustíveis, engaged in the fuel distribution business, and (ii) Raízen Energia, engaged in the sugar and ethanol business. The Company through its subsidiary Cosan S.A. and Shell jointly control these two entities, each owning 50% of the economic control.

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

The process of deconsolidating the contributed business, on June 1, 2011, and the recognition of the new interest at fair value resulted in a gain of R$2,752,731 recorded in the year ended March 31, 2012 and shown below:

Fair value of the remaining interest in the joint ventures	8,105,546
Book value of business (assets and liabilities) contributed	(4,257,640)
Gain on derecognition of subsidiaries upon
formation of Joint Ventures	3,847,906

Other amounts directly attributable to
de-recognition of subsidiaries
Write-off of recoverable taxes not realizable
upon de-consolidation(a)	(83,465)
Write-off of goodwill previously recorded by
Cosan S.A. and Cosan Limited related to

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

the contributed subsidiaries	(637,534)
Write-off of unrealized losses in relation to hedge
accounting entered into by Cosan S.A. in relation to
the operations of the de-consolidated subsidiaries	(157,988)
Pre-existing commitments of the
de-consolidated subsidiaries	(78,995)
Other amounts(b)	(137,194)

Gain de-recognition of subsidiaries upon
formation of joint ventures	2,752,730

a)	Recoverable taxes recorded by Cosan S.A., considered not realizable, and if received will be reimbursed to Raízen Energia;

b)	Other amounts include transactional costs that were directly linked to the de-recognition of the subsidiary operations.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

27           Gross Sales

		March 31, 2013	March 31, 2012
	December 31, 2013	(Restated)	(Restated)
Taxable gross revenue from
sales of products and services	7,978,390	5,496,070	5,250,194
Construction revenue	536,482	230,038	-
Indirect taxes and deductions	(1,636,658)	(1,139,899)	(686,640)

Net revenue	6,878,214	4,586,209	4,563,554

28           Expenses by nature

The expenses are presented in the results by function. The reconciliation of income by nature/purpose for the nine months ended December 31, 2013, and the years ended March 31, 2013 and 2012 is as follows:

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Raw materials and consumables used	(3,533,382)	(2,725,069)	(3,102,417)
Resale fuels	-	-	-
Employee benefit expense	(1,021,922)	(430,930)	(243,798)
Selling expenses	(76,067)	(169,423)	(204,447)
Transportation expenses	(666,461)	(260,376)	(266,932)
Depreciation and amortization (2)	(424,580)	(317,270)	(250,617)
Other expenses	(226,715)	(187,207)	(220,865)

	(5,949,127)	(4,090,275)	(4,289,076)

Segregated as:

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Cost of sales	(4,878,229)	(3,211,309)	(3,696,185)
Selling	(603,965)	(459,433)	(318,429)
General and administrative (1)	(466,933)	(419,533)	(274,462)

	(5,949,127)	(4,090,275)	(4,289,076)

1)	Research and development expenses for the year was R$ 2,180.

2)	Does not include R$ 14,564 presented as a deduction of net sales (March 31, 2013 R$ 17,516 and March 31, 2012 R$ 10,263) related to the amortization of exclusivity selling rights paid to customers.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29           Financial results

	December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Financial expense
Interest expense	(724,622)	(469,729)	(553,991)
Monetary variation	(34,753)	(9,102)	(103)
Bank fees	(45,230)	(99,174)	(26,675)
	(804,606)	(578,005)	(580,769)
Financial income
Interest income	70,094	72,491	221,200
Monetary variation	10,648	7,845	9,452
Income from short term investments	99,162	83,327	92,981
Other	-	-	-
	179,904	163,663	323,633

Foreign exchange effects, net(1)	(324,495)	(83,254)	(16,535)

Derivative income (losses)
Commodities derivatives	2,068	-	-
Exchange rate and interest rate derivatives	233,417	9,253	36,737
Warrants in associates	-	65,230	(22,141)
	235,485	74,483	14,596

	(713,712)	(423,113)	(259,075)

(1) Includes gains (losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

30           Other income (expense), net

		March 31, 2013	March 31, 2012
	December 31, 2013	(Restated)	(Restated)
Profit on port operations	5,687	-	-
Provisions for legal proceedings	(94,571)	(65,426)	(91,450)
(Loss) income on disposal of
non-current assets	(7,788)	97,370	47,445
Rental income	519	347	800
Changes in the fair value of
investment property	125,322	138,776	-
Gain on corporate restructuring	8,181	-	-
Other income	38,922	2,672	21,476

	76,272	173,739	(21,729)

31           Assets held for sale and discontinued operations

I.	Non-current assets held for sale

On May 17, 2013, COMGÁS, completed the sale of land and buildings located in São Paulo, Brazil, for a total amount of R$ 81,647.

As of December 31, 2013, Radar classified agricultural farms amounting to R$ 314,104 as held for sale. These investment properties were already recorded at fair value. The costs to sell are not significant.

II.	Discontinued operations

On October 24, 2012, the Company signed with Camil an Amendment to the Association Agreement and Other Covenants, concluded on May 28, 2012, whereby it was agreed to sell all the shares issued by the Company’s former subsidiary (“Docelar Alimentos e Bedidas S.A.”) to Camil (See Note 10 b)).

As required by IFRS 5 - Non-current assets available for sale and discontinued operations - the results of this subsidiary have to be presented in the line item "Discontinued Operations" in the statements of income for the years ended March 31, 2013 and 2012.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

32           Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Foreign exchange risk;
•	Interest rate risk;
•	Credit risk;
•	Liquidity risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company's risk management policies, these policy and processes for the assessment and management of risks.

Risk management structure

The risks inherent to each type of business market are managed and monitored by the Company and, where applicable, risk committees are convened to discuss and determine the hedging strategy of the Company in accordance with its policies and guidelines.

The Company’s subsidiary, COMGÁS, maintains a Treasury policy, approved by the Board, which is revised periodically and determines the standardization and the purpose of the financial operations of the Company. In addition, this policy determines the methodology to evaluate the counterparty’s credit risk (foreign exchange transactions, derivatives, financial investments and guarantees) and stipulate what are the financial instruments that are allowed to be used.

The risk management associated with financial transactions is performed through the application of the Treasury policy and strategies defined by the administrators of the Company. These policies provide the guidelines for the management of risks, their measurement, how to mitigate risks, forecast cash flows and also establishes exposure limits. As such, all financial operations contracted should be the best alternatives, financially and economically, and should not be entered into with speculative purposes, therefore, a financial exposure should exist to justify all financial operations.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

As at December 31 and March 31, 2013, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were measured at fair market value using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Notional			Fair value
	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012	P&L
COMGÁS derivatives
Exchange rate risk
Exchange rate derivatives
Swap agreements	828,442	1,083,271	-	209,532	134,901	-	209,532

Other subsidiaries derivatives
Exchange rate risk
Exchange rate derivatives
Term agreements	232,220	1,254,265	325,029	25,713	(11,194)	(5,282)	25,713

Interest rate and exchange rate risk
Swap agreements (interest rate)	181,617	-	-	(13,573)	12,025	-	(13,573)
Swap agreements (interest and
exchange rate)	1,662,806	-	-	(39,078)	115	-	(39,078)
	1,844,423	-	-	(52,651)	12,140	-	(52,651)

Total financial instruments contracted by the Company				182,594	135,847	(5,282)	182,594

Assets				513,934	145,856	-
Liabilities				(331,340)	(10,009)	(5,282)

Foreign exchange risk

The table below shows the consolidated position at December 31, 2013 of derivatives used to hedge exchange rates:
Derivatives	Purchased / Sold	Market	Agreement	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Financial instruments contracted by COMGÁS
Composition of balance of derivative financial instruments non designated in hedge accounting:
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	10,000	18,361	5,976
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	10,000	18,361	5,936
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	10,000	18,361	6,200
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	14,381	26,406	8,907
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	40,000	73,444	24,574
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	39,922	69,580	23,579
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	51,400	83,145	36,072
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	20,000	32,352	14,251
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	30,000	49,761	20,873
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	42,435	70,387	29,914
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	75,000	153,900	18,123
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	50,000	99,384	15,515
Swap/flx cx	N/A	OTC/Cetip	Cross curr Swap	50,000	115,000	(388)
Sub-total Swap purchased				443,138	828,442	209,532

At December 31, 2013				443,138	828,442	209,532
At March 31, 2013 (Restated)				537,000	1,083,271	134,901

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$ thousands)	Notional	Fair value
Financial instruments contracted by other subsidiaries
Composition of balance of derivative financial instruments non designated in hedge accounting:
Term	Purchased	OTC	NDF	Feb-14	6,188	13,521	1,202
Term	Purchased	OTC	NDF	Feb-14	4,197	8,190	1,788
Term	Purchased	OTC	NDF	May-14	6,188	13,743	1,232
Term	Purchased	OTC	NDF	May-14	4,197	8,340	1,785
Term	Purchased	OTC	NDF	Aug-14	6,188	14,002	1,253
Term	Purchased	OTC	NDF	Aug-14	4,197	8,507	1,783
Term	Purchased	OTC	NDF	Nov-14	6,188	14,261	1,274
Term	Purchased	OTC	NDF	Nov-14	4,197	8,666	1,789
Term	Purchased	OTC	NDF	Feb-15	6,188	14,497	1,324
Term	Purchased	OTC	NDF	Feb-15	4,197	8,813	1,811
Term	Purchased	OTC	NDF	May-15	6,188	14,726	1,404
Term	Purchased	OTC	NDF	May-15	4,197	8,942	1,864
Term	Purchased	OTC	NDF	Aug-15	6,188	15,003	1,480
Term	Purchased	OTC	NDF	Aug-15	4,197	9,089	1,924
Term	Purchased	OTC	NDF	Nov-15	6,188	15,254	1,582
Term	Purchased	OTC	NDF	Nov-15	4,197	9,231	1,992
Term	Purchased	OTC	NDF	Feb-14	13,063	31,322	(25)
Term	Purchased	OTC	NDF	Feb-14	1,721	4,107	15
Term	Purchased	OTC	NDF	Feb-14	1,749	3,990	197
Term	Purchased	OTC	NDF	Feb-14	1,749	4,129	59
Term	Purchased	OTC	NDF	Feb-14	1,612	3,885	(22)
Sub-total at December 31, 2013					102,974	232,218	25,711

Sub-total at March 31, 2013 (Restated)					114,235	1,254,265	(11,194)

Swap	N/A	OTC	Swap	Mar-23	175,000	347,690	14,141
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	6,135
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	4,977
Swap	N/A	OTC	Swap	Dec-14	81,972	181,617	(433)
Swap	N/A	OTC	Swap	Mar-23	368,500	732,136	24,269
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(11,160)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	8,390
Swap	N/A	OTC	Swap	Mar-18	359,272	712,796	144,533
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(13,163)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	9,569
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	9,420
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(13,239)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	8,973
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(12,668)
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	(5,041)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(2,617)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(2,520)
Swap	N/A	OTC	Swap	Mar-23	75,000	167,775	(989)
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	(1,567)
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	(6,512)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(3,250)
Swap	N/A	OTC	Swap	Mar-23	10,000	21,319	(636)
Swap	N/A	OTC	Swap	Mar-23	65,000	144,014	(6,592)
Swap	N/A	OTC	Swap	Sep-16	75,000	179,063	(2,159)
Swap	N/A	OTC	Swap	Mar-23	(368,500)	(732,136)	(33,395)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Swap	N/A	OTC	Swap	Mar-23	(175,000)	(347,690)	(18,155)
Swap	N/A	OTC	Swap	Mar-18	(359,272)	(712,796)	(149,568)
Swap	Amortization Gain / Loss D1				-	-	607
Sub-total at December 31, 2013					831,972	1,844,423	(52,650)

Sub-total at March 31, 2013 (Restated)					-	-	12,140

At December 31, 2013					934,946	2,076,641	(26,938)
At March 31, 2013 (Restated)					114,235	1,254,265	946

As of March 31, 2012 the Company had forward contracts over its perpetual notes, in order to mitigate the risk from exchange rate variations arising from the US Dollar, with a notional of R$325,029 (US$155,775) and a fair value (liability) of 5,282.

As at December 31 and March 31, 2013, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in US Dollars and British pounds:

	December 31, 2013	March 31, 2013 (Restated)
Cash and cash equivalents	1,387,295	121,429
Trade receivables	24,453	15,369
Loans and borrowings	(3,814,871)	(3,479,988)

Foreign exchange exposure, net	(2,403,123)	(3,343,190)

Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Credit risk

In the subsidiary COMGÁS, there is no concentration of credit for major consumers, as no customer accounts for more than 10% of total sales volumes. COMGÁS is not exposed to such risk as it costumer base is large and diversified.

Credit risk is managed through specific rules regarding client acceptance, including credit ratings and limits for customer exposure, including the requirement for a letter of credit from a major bank and obtaining actual warranties when given credit, when applicable. Management believes that credit risk is adequately managed through its policy on allowance for doubtful accounts.

The Company and its subsidiaries may acquire exchange rate and interest rate derivative instruments in the BM&FBovespa, OTC contracts, registered CETIP or even in the international market, with several banks, within the limits established in the Treasury Policy for each bank.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:
Investment securities
AAA	1,074,087
AA	313,208

At December 31, 2013	1,387,295

Liquidity risk

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet its obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The Company and its subsidiaries manage liquidity risk by ensuring, as much as possible, the availability of sufficient liquidity to meet its obligations due, under normal and stress situations, without causing unacceptable losses or risking the Company’s and its subsidiaries reputation.

The table below demonstrates the Company’s non-derivative financial liabilities classified by due date at December 31, 2013. The amounts disclosed in the table are the contracted undiscounted cash flows.

	December 31, 2013					March 31, 2013 (Restated)
	Until 1 year	1 -2 years	3 – 5 years	More than 5 years	Total	Total
Loans and borrowings	(1,095,942)	(722,526)	(2,925,990)	(6,251,929)	(10,996,388)	(13,747,862)
Trade payables	(862,429)	-	-	-	(862,429)	(799,479)
REFIS payable	-	(70,701)	(210,030)	(730,036)	(1,010,767)	(1,009,723)

Total	(1,958,371)	(793,227)	(3,136,020)	(6,981,965)	(12,869,584)	(15,557,064)

Hedge accounting

To protect the Company from potential fluctuations in foreign exchange rates and interest rates, the Company entered into certain derivative contracts that were designated for hedge accounting (fair value hedge) as of July 1, 2013, with the purpose of protecting the "2023 Senior Notes". The hedge relationship consists in swapping the cash flows (cross currency interest rate swaps) with a foreign currency risk (USD) for local currency (BRL) and a fixed interest rate for a fixed percentage of the CDI (local market). The table below shows the fair value and gain recognized in the income statement:

December 31, 2013
Fair value of the Senior Notes 2023	1,067,134
Gain recognized in the financial result	50,648

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Fair value

The fair value of financial assets and liabilities is determined by reference to price at which they could be exchanged in a current transaction between parties willing to negotiate, and not in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value.

•
The fair value of cash and cash equivalents, accounts receivable, accounts payable and other short-term obligations approximate their respective carrying values due largely to the short-term maturities of these instruments.

•
The fair value of marketable securities and bonds is based on price quotations at the date of the balance sheet. The fair value of non-negotiable instruments, bank loans and other debts, obligations under finance leases, as well as other non-current financial liabilities, are estimated using discounted future cash flow at the rates currently available for similar instruments.

•
The fair value of the Senior Notes due in 2018 and 2023 listed on the Luxembourg stock exchange (Note 18) is based on their quoted market price at December 31, 2013 of 86.99% (103.28%  at March, 31 2013) and 87.75% (101.37% at March, 31 2013), respectively, of the face value of the Notes as at December 31, 2013.

•
The fair value of the perpetual bonds listed on the Luxembourg stock exchange (Note 18) is based on its quoted market price as December 31, 2013 of 99.75% (109.28% at March, 31 2013) of the face value of the bonds as at December 31, 2013.

•
The fair value market of other loans and financing substantially approximate the amounts recorded in the financial statements, due to the fact that these financial instruments are subject to variable interest rates (Note 18).

•	The fair value of available for sale financial assets, is obtained through quoted market prices in active markets, when available.

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, primarily financial institutions with investment grade credit ratings. Derivatives financial instruments mainly relate to interest rate swaps, foreign exchange contracts and term contracts for commodities futures. Fair value of such derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques usually applied include the pricing models for fixed-term contracts and swaps, with a present value calculation. The models consider various inputs, including the credit risk the of counterparties, the spots and forward currency exchange rate, interest rate curves and forward rate curves of the underlying commodities.

Fair value hierarchy

The Company uses the following hierarchy to determine and disclose the fair values of financial instruments

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

based on the valuation methodology used. See Note 15 for disclosures on investment property that is measured ate fair value and Note 31 for disclosure of assets held for sale that are measured at fair value:

•	Level 1: quoted prices in an active market for identical assets and liabilities;

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis;

•	Level 2: other techniques for which all of the data having a significant effect on the fair value recorded are observable, directly or indirectly;

The fair value of assets and liabilities that are not quoted in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the asset or liability is included in Level 3.

Specific valuation techniques used to value financial instruments include:

I.	Quoted market prices or dealer quotes for similar instruments;

II.	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

III.	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

•
Level 3: inputs for the instrument that are not based on observable market data (that is, unobservable inputs). As of December 31, 2013 and March 31, 2013 there are no financial instruments classified as Level 1.

Below if the fair value of the Company’s financial instruments classified as level 2:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial instruments
measured at fair value	Level 1	Level 2	Total
At December 31, 2013
Derivative financial assets	-	513,934	513,934
Derivative financial liabilities	-	735,793	735,793
Pension plan assets	281,142	-	281,142
Securities	-	87,978	87,978

Total	281,142	1,337,705	1,618,847

At March 31, 2013 (Restated)
Derivative financial assets	-	145,856	145,856
Derivative financial liabilities	-	(10,009)	(10,009)
Pension plan assets	324,445	-	324,445
Securities	-	105,856	105,856

Total	324,445	241,703	566,148

Sensitivity analysis

The following is the sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed to as of December 31, 2013:

i.	Assumptions for sensitivity analysis

The following tables present the change in the fair value of derivative financial instruments and loans and financings in one probable and two adverse scenarios, that could result in significant gains or losses to the Company. The Company adopted three scenarios, one probable and two stress scenarios for impairment of the fair value of the financial instruments.

ii.	Sensitivity analysis

(a)	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the US Dollar market rates as at December 31, 2013, which determines the fair values of the derivatives at that date. Stressed scenarios were defined based on adverse impacts of a 25% and 50% on the US Dollar exchange rates used in the probable scenario.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

			Impacts on P&L(i)
	Risk factor	Probable scenario	Variation scenario (25%) Increase	Variation scenario (50%) Increase	Variation scenario (25%) Decrease	Variation scenario (50%) Decrease

COMGÁS Derivatives
Exchange rate and interest risks
Exchange rate derivatives
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	209,532	537,252	859,186	(129,951)	(477,592)

Exchange rate risks
Exchange rate derivatives
Term agreements
Purchasing agreements	Decrease in exchange
	rate R$/US$	25,713	85,570	145,427	(34,144)	(94,001)

Interest rate risk
Swap contracts	Decrease in LIBOR curve	(433)	(87)	258	(780)	(1,128)
Swap contracts	No risk - asset and
	liabilities same position	(17,567)	-	-	-	-

Exchange rate and interest risks
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	(34,651)	178,747	403,610	(266,145)	(503,107)

Total impact		182,593	801,483	1,408,481	(431,020)	(1,075,829)

(i) Exposure to fluctuations of controlled COMGÁS absorbed by the asset (liability), which are passed on to customers through periodic tariff revisions.

Based on the financial instruments denominated in US Dollars at December 31, 2013 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions, as follows:

	Exchange rate sensitivity analysis (R$/US$)
		Scenario
	2013	Probable	25%	50%	-25%	-50%
At December 31, 2013	2.3426	2.3426	2.9283	3.5139	1.7570	1.1713

Consider the above scenarios profit or loss would be impacted as follows:

Exchange rate exposure	December 31, 2013
	Balance	25%	50%	-25%	-50%
Bonds and Debentures - USD	(2,296,035)	(574,009)	(1,148,018)	574,009	1,148,018
Loans and borrowings (USD)	(1,309,495)	(327,374)	(654,748)	327,374	654,748

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Loans and borrowings (GBP)	(209,341)	(52,335)	(104,671)	52,335	104,671
Trade receivables	24,453	6,113	12,227	(6,113)	(12,227)

Effect on profit or loss		(947,605)	(1,895,210)	947,605	1,895,210

(b)	Sensitivity analysis on changes in interest rates

The Company performed a sensitivity analysis on the interest rates on loans and borrowings net of the return on CDI investments with increases and decreases of 25% and 50%, the results of which are presented below:

Exposure interest rate

	December 31, 2013
Operation	Balance	25%	50%	-25%	-50%
Short term investments	1,387,295	33,885	67,769	(33,885)	(67,769)
Securities	87,978	2,149	4,298	(2,149)	(4,298)
Loans and borrowings	(2,409,160)	(58,844)	(117,687)	58,844	117,687

Profit of the year		(22,810)	(45,620)	22,810	45,620

The categories of financial instruments are presented below:

	Financial assets at fair value through profit or loss	Loans and receivables	Total
Assets
Cash and cash equivalents	-	1,509,565	1,509,565
Trade receivables	-	844,483	844,483
Derivative financial instruments	513,934	-	513,934
Securities	-	87,978	87,978
Dividends receivable	-	26,350	26,350
Judicial deposits	-	361,554	361,554
Other financial assets	-	403,604	403,604

	513,934	3,233,534	3,747,468

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Financial liabilities at fair value through profit or loss	Other financial liabilities	Total
Liabilities
Loans and borrowings	-	(9,092,956)	(9,092,956)
Derivative financial instruments	(331,341)	-	(331,341)
Trade payables	-	(862,429)	(862,429)
Dividends payable	-	(92,759)	(92,759)

	(331,341)	(10,048,144)	(10,379,485)

Capital management

The Company's policy is to maintain a solid capital base to maintain investors’ confidence, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses, which the Company defines as the result of operating activities divided by total net equity.

33         Pension and post-employment benefit plans

The following is the balance of pension and post-employment benefit plan:

	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Futura	71,065	78,405	34,725
Futura II	828	2,795	2,587
COMGÁS	267,242	294,859	-

Total	339,135	376,059	37,312

a)	Pension plans

Defined benefit

The Company's subsidiary Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and it was approved by the relevant authorities on May 5, 2011. No new employees are eligible to participate on the plan and participants are guaranteed a benefit proportionate to their accumulated entitlement as at March 31, 2011. During the year ended December 31, 2013, the amount of contributions totaled R$ 7,775. During the year ended December 31, 2013, an actuarial gain was of R$ 6,527 was recognized in other comprehensive income.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the year nine months ended December 31, 2013 the amount of contributions totaled R$4,663 (R$ 5,239 on March 31, 2013). During the year ended December 31, 2013, an actuarial loss of R$129 (R$54 on March 31, 2013), was recognized in other comprehensive income.

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the nine months ended December 31, 2013, employers’ contributions to the plan totaled R$11,158 (R$11,361 for March 31, 2013). For the nine months ended December 31, 2013, an actuarial gain of R$37,235 was recognized in other comprehensive income.

b)	Actuarial pension obligation

Futura

The pension obligation related to Futura is recorded in non-current liabilities as at December 31, 2013 for an amount of R$71,065 (R$78,405 on March 31, 2013 and R$34,725 on April 1, 2012).

Details of the present value of the defined benefit obligation and the fair value of plan assets is as follows:

	December 31, 2013	March 31, 2013 (Restated)	April 1, 2012
Present value of actuarial obligation
at beginning of year	(402,850)	(362,715)	(383,823)
Interest expense	(29,684)	(34,208)	(38,345)
Current service cost	-	-	(455)
Benefits payment	18,784	24,883	27,845
Settlement / curtailment	-	5,412	54,779
Actuarial gain (loss) on obligation
at beginning of the year	61,543	(36,222)	(22,716)

Present value of actuarial obligation
at the end of the year	(352,207)	(402,850)	(362,715)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Fair value of plan assets at
beginning of the year	324,445	327,990	359,443
Return on plan assets	23,997	36,281	39,000
Contributions received by the fund	6,501	5,239	3,282
Benefit payments	(18,784)	(24,883)	(27,846)
Effect of migration to defined
contribution - Settlement	-	(4,634)	(32,226)
Loss in fair value of plan assets	(55,017)	(15,548)	(13,663)

Fair value of plan assets end of the year	281,142	324,445	327,990

Present value of pension obligation
in excess of fair value of plan assets	(71,065)	(78,405)	(34,725)

Total expense recognized in profit or loss is as follow:

		Year Ended
	Nine months ended December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Current service cost	-	-	(455)
Interest expense	(29,684)	(34,208)	(38,345)
Expected return on plan assets	23,997	36,281	39,000
Early plan settlement	-	778	-

	(5,687)	2,851	200

Total amount recognized as accumulated other comprehensive income:

		Year Ended
	Nine months ended December 31, 2013	March 31, 2013 (Restated)	March 31, 2012 (Restated)
Amount accumulated at the
beginning of the year	(35,557)	(1,389)	22,621
Unrecognized gains (losses)	61,543	(51,770)	(36,379)
Deferred income tax	(20,925)	17,602	12,369

Amount accumulated
at the end of the year	5,061	(35,557)	(1,389)

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Plan assets is comprised of the following:

			March 31, 2013
	December 31, 2013		(Restated)		April 1, 2012
	Amount	%	Amount	%	Amount	%
Fixed income bonds	201,129	71.54	232,108	71.54	245,993	75.00
Variable-income securities	80,013	28.46	92,337	28.46	81,997	25.00
Total
	281,142	100.00	324,445	100.00	327,990	100.00

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled. These expectations are reflected in the following main assumptions.

The main assumptions used to determine the benefit obligations of the Company are as follows:

Defined benefit plan	December 31, 2013	March 31, 2013
Actuarial valuation method	Projected unit credit	Projected unit credit
Mortality table	AT 2000 segregated by sex,	AT 83 segregated by sex,
	decreased by 10%	decreased by 10%
Discount rate for actuarial liability	Interest: 12.16% per year	Interest: 10.09% per year
Expected rate of return on plan assets	Interest: 12.16% per year	Interest: 11.30% per year
Salary growth rate	N/A	N/A
Increase rate of estimated benefits	0.00% per year + inflation:	0.00% per year + inflation:
	5.4% per year	5.5% per year

The Company expects to make contributions for an amount of R$ 6,501 in relation to its defined benefit plan and variable contribution plan in 2014.

COMGÁS

The obligations for post-employment benefits plans, which include medical and early retirement incentives, disability and sickness allowance.

COMGÁS maintains with Bradesco Vida e Previdência S.A., a variable-contribution complementary open pension plan denominated Free Benefit Generating Plan (PGBL), approved by the Superintendence of Private Insurances (SUSEP). This is a fixed-income plan, the objective of which is to provide pension benefits in the form of lifetime monthly pensions.

The actuarial assumptions are as follow:

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013	March 31, 2013
Discount rate	12.36	9.46
Inflation rate	5.5	5.5
Expected rate of return on plan assets	12.36	9.46
Future salary increases	8.66	8.66
Increase in pension plans	5.5	5.5
Morbidity (ageing factor)	3	3
Mortality (by gender)	AT-2000	AT-2000
Disabled Associates Mortality	IAPB-1957	IAPB-1957
Disability entry (modified)	UP-1984	UP-1984
Turnover	0.3/(Length of service + 1)	0.3/(Length of service + 1)

The Benefit plan was assessed by management in conjunction with its actuarial experts at
December 31, 2013, to determine whether the contribution rates are sufficient maintain reserves necessary to meet current and future payments.

The composition of the balance of the actuarial liabilities are as follows:

	December 31, 2013	March 31, 2013
Present value of actuarial obligations	274,433	301,514
Fair value of the plan assets	(7,191)	(6,655)

Net actuarial pension obligation	267,242	294,859

Change in actuarial obligations are shown below:

	December 31, 2013	March 31, 2013
Actuarial liabilities at beginning of the year	294,859	-
Business combination - COMGÁS	-	288,593
Expenses	20,776	16,924
Employer contributions	(11,158)	(11,361)
Actuarial losses recognized in the other
comprehensive income	(37,235)	703

Actuarial liabilities at end of the year	267,242	294,859

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

34           Share-based payment

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees was approved, authorizing the issue of up to 5% of shares comprising Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

On August 18, 2011, Cosan S.A.’s board of directors approved the total number of stock option awards of 12,000,000 common shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of the share capital at that time. On the same date the eligible executives were informed about the terms and conditions of the stock-option plan.

As of August 18, 2011, 9,825,000 awards were granted in the two tranches described below:

•
Tranche A - The options can be exercised after a vesting period of one year, considering a maximum percentage of 20% per annum of the total stock options granted by Cosan S.A. for an exercise period of 5 years. Exercise period ends on August 19, 2016.

•
Tranche B - The options can be exercised after a vesting period of one year, considering a maximum percentage of 10% per annum of the total stock options granted by Cosan S.A. within an exercise period of 10 years. Exercise period ends in August 19, 2021.

According to the average market value of the shares on a 30 day period ending at issuance, the exercise price was defined to be R$22.80 per share, without any discount.

On April 24, 2013, 925,000 options, secured from the fifth year, were granted to eligible executives to be the main criteria in the table below:

•	The fair value of options granted was estimated at the date of exercise using the binomial model simulation, considering the terms and conditions upon which the options were granted;

•	The options may be exercised with the issuance of new shares or treasury shares that the company may have.

The fair value of share based payments was estimated adopting the binomial model with the following premise:
	Options granted
	August 18, 2011	August 18, 2011	April 24, 2013
	Tranche A	Tranche B
Exercise price - R$	22.8	22.8	45.22
Expected life (in years)	1 to 5	1 to 10	5
Interest rate	12.39	12.39	13.35
Expected volatility	31.44	30.32	27.33
Fair value at grant date
(weighted-average) - R$	6.80	8.15	17.95

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Expected exercise – It is expected that options will be exercised when on vesting.

Expected volatility – Due to the new capital structure and business model after the formation of the JVs, the Company opted to use the historic volatility of its shares adjusted by the volatility of its competitors’ shares that operate in similar lines of business.

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value of the shares.

Risk free interest rate – the Company considered the prime rate as the risk free interest rate traded at BM&FBovespa on the grant date and for a term similar to the option maturity.

For the nine months ended December 31, 2013, R$ 6,595 (R$ 13,295 for the year ended March 31, 2013) have had been recognized as compensation expense related to the stock option plan. The weighted average remaining contractual term for the unexercised options on December 31, 2013 was two years. The deferred compensation expense to be recognized in future years amounted to R$ 21,166 at December 31, 2013.

The changes in the plan during the period was as follows:

		Weighted-
	Number of	average
	options	exercise price
At March 31, 2012	9,825,000	22.80
Share options exercised	(723,000)	(23.18)
At March 31, 2013	9,102,000	23.74
Granted	925,000	45.50
Share options exercised	(682,000)	(23.18)

At December 31, 2013	9,345,000	23.74

35           Subsequent events

Association

On February 24, 2014, Rumo submitted to ALL a binding proposal (the “Proposal”) from Rumo for the merger of ALL and Rumo (“Association”).

The Proposal entails the merger of all the shares issued by ALL (“Stock Merger”), of which the current shareholders of Rumo and ALL will be allotted thirty six point five percent (36.5%) and sixty-three point five percent (63.5%), respectively, of the capital stock of the combined entity.

According to the Proposal, Cosan would appoint the majority of the Board of Directors, and therefore control the combined company.

Cosan Limited

Notes to the consolidated financial statements

For the nine months ended December 31, 2013 and for the years ended March 31, 2013 and 2012
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

ALL should submit the Proposal for approval of its Board of Directors within 40 calendar days from this date. If the Proposal is approved, the Board of Directors of ALL must summon a Shareholders’ Meeting, to be held within 30 calendar days, to vote on the Stock Merger.

The Association is subject to certain conditions precedents, notably the following: Rumo must (i) register as a publicly held company and, simultaneously, list on the Novo Mercado segment of BM&FBovespa; (ii) obtain the regulatory approvals from Brazil's antitrust agency, CADE (Administrative Council for Economic Defense) and the National Land Transport Agency (ANTT); (iii) obtain all corporate and third-party approvals required by applicable laws and the bylaws of the companies.

The Association will provide synergies and the optimization of use of the rail and port assets of both companies, as well carry out investments that will help the current rail network operated by ALL to optimize the cargo origination and shipment capacity of both companies.

Corporate Restructuring

On February 24, 2014, the Company’s management announced to its shareholders and the market in general that they will propose to shareholders a spin-off of assets for the creation of Cosan Logística, a company responsible for the investment in Rumo Logística, and Cosan Energia, a company responsible for the investments in Raízen, COMGÁS, Cosan Lubricants and Radar (“Spin-off”). Both companies will be public and listed in the Novo Mercado segment of BM&FBovespa (“New Companies”).

The New Companies will have distinct strategic, operational and capital-structure profiles.

Cosan Energia will be a company of established business and management practices with participation in leading companies of the sector where it operates. Cosan Logística should be the investment vehicle of the current shareholders of Cosan in Rumo Logística, and also for the association between Rumo Logística and ALL – América Latina Logística, if the association is approved.

The spin-off seeks a segregation of the Company’s activities in order that each business segment will focus in its sector, establishing suitable capital structures for each company. It also seeks to provide the market with greater transparency on each company’s performance, which will allow better evaluation from shareholders and investors about each business individually, allowing resources to be allocated accordingly to each shareholder’s interests and investment strategy.

Further information about the Company assets spin-off required under the terms of CVM Instruction nº 319/99 and other applicable rules will be the subject of a new material fact to be published in the near future.