Form 20-F
period 2014-12-31
Cosan Ltd.
filed 2015-04-30
CIK 1402902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

The number of outstanding shares as of December 31, 2014 was:

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

Presentation of Financial and Other Information

On July 31, 2013, we changed our fiscal year from March 31 to December 31. This change was driven by the evolution in our investment portfolio, in which businesses that do not use the harvest year as their year end (March 31) have become more significant. Accordingly, we have included in this annual report our audited consolidated financial statements as at and for the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and as at and for the fiscal year ended March 31, 2013.

For comparison purposes, we have also included in this annual report our unaudited condensed consolidated income statement for the nine-month period ended December 31, 2012, to provide a meaningful point of comparison for the audited nine-month period ended December 31, 2013. In addition, and also for comparison purposes, we have compiled and included our unaudited condensed consolidated income statement for the twelve-month period ended December 31, 2013, to provide a meaningful point of comparison with the fiscal year ended December 31, 2014. Our unaudited condensed consolidated income statement for the twelve-month period ended December 31, 2013 was prepared by combining the audited condensed consolidated income statement for the nine-month period ended December 31, 2013 with the unaudited condensed consolidated income statement for the three-month period ended March 31, 2013.

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB”, for both Securities and Exchange Commission, or “SEC”, and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM”, filings.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited, is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio (“Cosan” or “Cosan S.A.”), Cosan Logística S.A. (“Cosan Logística”) and their respective subsidiaries and jointly controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar or the British pound. Cosan Limited, Cosan S.A. and its subsidiaries are collectively referred to as the “Company.”

The CVM mandated that IFRS as issued by the IASB should be used as the basis for consolidated financial statements of Brazilian public companies from fiscal years ending on December 31, 2010 and onward. We have presented our consolidated financial statements for the year ended December 31, 2014, for the nine months ended December 31, 2013 and for the year ended March 31, 2013, in accordance with IFRS as issued by the IASB.

On October 24, 2012, we sold our subsidiary Docelar Alimentos e Bebidas S.A., our Cosan Alimentos segment in the retail sugar business, and we have reported the results from operations from this segment as “discontinued operations” in our financial statements for the fiscal years ended March 31, 2013 and 2012. We have retrospectively presented such segment as discontinued operations for our annual consolidated financial statements as of and for the fiscal year ended March 31, 2013. This discontinued operation segment represented 15% of our consolidated profit for the period and 3.0% of our consolidated profit for the fiscal years ended March 31, 2013 and 2012, respectively.

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell”, formed two joint ventures, or the “Joint Venture”, for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia”, collectively referred to as “Raízen.” A third entity was established to assist with the management of the Joint Venture. On June 1, 2011, Cosan contributed its sugar and ethanol and its fuel distribution assets to the Joint Venture while Shell contributed its distribution assets in Brazil, its interests in second generation ethanol research and development entities (Iogen Corp. and Codexis, Inc.), its aviation fuel business in Brazil) and the license to use the Shell brand. Shell was also required to make a fixed cash contribution to the Joint Venture in the amount of R$1.8 billion over a two-year period, of which the full amount had been contributed to the Joint Venture as of December 31, 2012. The sugar refining business, including the União retail brand, and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A., or “Radar”, were not contributed to the Joint Venture. The accounting effects arising from the formation of Raízen Combustíveis and Raízen Energia, during the year ended March 31, 2012, included the recording of the underlying net assets of the Joint Venture’s net assets at their estimated fair value, and recording a gain on the deconsolidation of the previous subsidiaries. Accordingly, our consolidated financial position, results of operations and cash flows for periods subsequent to the Joint Venture’s formation are not necessarily comparable to pre-formation amounts. We do not present any pro forma condensed consolidated financial information in connection with the Joint Venture; we have not included in this annual report, financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.

Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11- Joint Arrangements, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As such, for the nine-month period ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method previously applied until March 31, 2013, and the accounting for the joint ventures for the fiscal years ended March 31, 2013 and 2012 have been restated for the impacts of retrospectively adopting IFRS 11. The joint ventures Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the consolidated statement of profit or loss for the years ended March 31, 2011 and 2010 were not impacted by the adoption of IFRS 11. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R - “Investments in Associates and Joint Ventures”. For further details, see note 13 to our financial statements.

On November 5, 2012, the Company completed the acquisition of 60.05% of Companhia de Gás de São Paulo (“Comgás”) from BG Group for R$ 3.4 billion, financed by a R$ 3.3 billion loan which is to be paid over eight years, with a two year grace period and accruing interest at 123% of the CDI rate. Accordingly, Comgás has been consolidated into the Company’s financial information.

On October 1, 2014 at an extraordinary general meeting, Cosan S.A. shareholders’ approved the partial spin-off of Cosan S.A. and the merger of the spun-off portion into Cosan Log, composed of Cosan’s logistics operations. The Partial Spin-off seeks to segregate the Cosan S.A.’s activities in order to allow each business segment to focus on its sector, establishing suitable capital structures for each company. It also seeks to provide the market with greater transparency on each company’s performance, which will allow a better evaluation from shareholders and investors of the individual businesses permitting that resources be allocated accordance to the shareholder’s interests and investment strategy. The Company will provide shareholders with the same political and economic privileges in the new company as those conferred by the shares of the company they previously held. Furthermore, the partial spin-off will not result in any change in the characteristics of Cosan’s shares or the advantages conferred by them.

During 2013, Cosan identified an immaterial error related to the recognition of a tax receivable for the payment of the IPI tax (excise tax) on the purchase of raw materials since 2011. Cosan recorded such payments as a tax receivable assuming that it would be able to offset them with other taxes in the future. Upon further analyses of the tax legislation Cosan concluded that such offset is not allowed. Therefore, the tax receivable has not been recognized upon payment of the corresponding tax. Cosan determined that the reversal of the tax credit recognized is not material to its consolidated statement of financial position, statement of profit or loss and other comprehensive income or cash flows for fiscal years ended before December 31, 2013. However, if the entire correction of the error had been recorded at December 31, 2013, the impact would have been material to the consolidated statement of profit or loss for the nine-month period then ended. As a result, Cosan has determined that it was appropriate to revise its financial statements for the fiscal years ended March 31, 2013 and 2012. The revisions to correct the error in the applicable fiscal years are reflected in the financial information herein and will be reflected in future filings containing such information.

During 2014, the Company identified an immaterial error in the calculation of diluted earnings per share impacting the nine-month period ended December 31, 2013 and the fiscal year ended March 31, 2013. The error consisted of a mathematically inaccurate calculation of the monetary effect of dilution on the profits attributable to shareholders of the parent. The diluted earnings per share from continuing operations for the nine-month period ended December 31, 2013 and the year ended March 31, 2013 were originally presented, in error, as R$ 0.33 and R$ 1.06, respectively. These amounts have been revised in our statement of profit and loss to R$0.40 and R$ 1.21, respectively – see also Note 24 to our financial statements for more information. The revisions to correct the error in the applicable fiscal years are reflected in the financial information herein and will be reflected in future filings containing such information.

The historical consolidated financial information for the fiscal years ended March 31, 2013 and 2012 included in this annual report reflect the restated amounts due to the changes in accounting policies derived from the application of IFRS 11 and the immaterial correction of an error discussed above.

Forward - Looking Statements

This annual report contains estimates and forward-looking statements, mainly under “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to successfully work together with our partners to operate our partnerships (such as the Joint Venture and to integrate Comgás business into ours);

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government interventions and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás;

•	inflation, depreciation, valuation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information––D. Risk Factors.”

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

Fiscal Year

As discussed above, during the course of 2013 we modified our fiscal year to end on December 31. Previously, our fiscal year ended on March 31. References in this annual report to “transition period 2013” and “transition period 2012” relate to the nine months ended on December 31, 2013 and to the unaudited nine months ended 2012, respectively. For comparison purposes, we have also included in this annual report our unaudited condensed consolidated income statement for the nine-month period ended December 31, 2012 and for the twelve-month period ended December 31, 2013. References in this annual report to “fiscal year 2013” or prior fiscal years relate to the fiscal year ended on March 31 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian law, the applicable year ends on December 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA,” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT”, the New York Stock Exchange, or “NYSE”, the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo) or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás) or “ABEGÁS,” and the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz) or “ESALQ”, and the National Electric Energy Agency (Agência Nacional de Energia Elétrica) or “ANEEL”. We believe that all market data in this annual report is reliable, accurate and complete.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical financial and operating data for the Company derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

The financial data at and for the fiscal year ended December 31, 2014, at and for the nine-month period ended December 31, 2013 and at and for the fiscal year ended March 31, 2013 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

The financial data at and for the unaudited nine-month period ended December 31, 2012 is presented solely for the purpose of providing meaningful comparisons with the audited nine-month period ended December 31, 2013. Similarly, the financial data at and for the unaudited twelve-month period ended December 31, 2013 is provided solely for the purposes of meaningful comparison with the audited fiscal year ended December 31, 2014. The unaudited consolidated financial information for the nine-month period ended December 31, 2012 was prepared by extracting the appropriate information from the interim financial information included in the consolidated financial statements for the fiscal year ended March 31, 2013. Similarly, the unaudited consolidated financial information for the twelve-month period ended December 31, 2013 was prepared by compiling the financial information presented in the consolidated financial statements for the nine-month period ended December 31, 2013 with the unaudited interim financial information for the three-month period ended March 31, 2013, which was included in the consolidated financial statements for the fiscal year ended March 31, 2013.

In the fiscal year ended March 31, 2012 our sugar and ethanol assets were contributed to the formation of the joint ventures, Raízen Energia and Raízen Combustíveis, and the revenues from such operations ceased to be consolidated into the results of operations, as these joint ventures are accounted for under the equity method, in accordance with IFRS 11.

Segment information is presented in accordance with IFRS as issued by the IASB, except that the Company’s senior management continues to review segment information of 100% of the results of Raízen Energia and Raízen Combustíveis, even though as a result of the adoption of IFRS 11, the Company accounts for these investments under the equity method. A reconciliation of the segment information to the Company’s financial statement is presented in note 5 to the consolidated financial statements for the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and the fiscal year ended March 31, 2013.

	As of and For Fiscal Year Ended	As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
	(in millions of reais, except where otherwise indicated)
Consolidated Income Statement Data:
Net sales	9,062.3	8,867.4	6,878.2	2,597.0	4,586.2	4,563.6	18,063.5	15,336.1
Cost of Sales	(6,413.7)	(6,263.7)	(4,878.2)	(1,825.9)	(3,211.3)	(3,696.2)	(15,150.1)	(13,271.3)
Gross profit	2,648.6	2,603.7	2,000.0	771.1	1,374.9	867.4	2,913.4	2,064.8
Selling expenses	(881.5)	(802.4)	(604.0)	(261.0)	(459.4)	(318.4)	(1,026.1)	(862.7)
General and administrative expenses	(668.6)	(606.0)	(467.0)	(280.5)	(419.5)	(274.5)	(545.4)	(501.7)
Gain on tax recovery program	—	—	—	—	—	—	—	270.3
Gain on the de-recognition of subsidiaries to form the JVs	—	—	—	—	—	2,752.7	—	—
Other income (expense), net	(21.2)	148.1	76.3	101.9	173.7	(21.7)	(33.8)	37.5
Total operations income / (expenses)	(1,571.4)	(1,260.3)	(994.6)	(439.5)	(705.2)	2,138.1	(1,605.3)	(1,056.5)
Income before financial results, equity in earnings in and income taxes	1,077.2	1,343.5	1,005.4	331.6	669.7	3,005.5	1,308.1	1,008.3
Equity in earnings of investees	592.0	355.4	247.5	461.2	674.3	388.6	25.2	4.2
Financial results	(982.8)	(893.6)	(713.7)	(243.3)	(423.1)	(259.1)	(151.1)	493.4
Profit before taxes	686.3	805.3	539.2	549.5	920.9	3,135.0	1,182.2	1,505.9
Income tax (expense) Benefit:
Current	(156.5)	(157.7)	(130)	(72.3)	(100.1)	(58.7)	(85.4)	(78.4)
Deferred	112.7	54.4	90.8	85.2	(26.3)	(960.4)	(329.1)	(344.9)
	(43.8)	(103.3)	(39.2)	12.9	(126.4)	(1,019.1)	(414.5)	(423.3)
Profit from continuing operations	642.5	702.0	500.0	562.4	794.5	2,115.8	767.8	1,082.6
Profit/Loss from discontinued operation, net of tax	—	(3.4)	—	142.2	138.9	64.2	—	—
Profit for the period	642.5	698.7	500.0	704.6	933.5	2,180.1	767.8	1,082.6
Net income for the period attributable to non-controlling interests	(471.5)	(483.5)	(377.4)	(368.9)	(509.4)	(1,003.7)	(296.7)	(376.4)
Net income for the period attributable to owners of the parent (including discontinued operations)	171.0	215.2	122.6	335.7	424.1	1,176.4	470.9	706.1

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	1,649.3	1,509.5	1,509.5	1,470.0	1,544.1	1,036.2	1,271.8	1,110.8
Investment Securities	149.7	88.0	88.0	—	105.9	—	—	—
Inventories	353.7	312.0	312.0	288.3	275.7	151.0	670.3	612.7
Biological assets	—	—	—	—	—	—	1,561.1	963.2
Property, plant and equipment	1,435.9	1,271.9	1,271.9	1,142.6	1,178.3	1,656.1	7,980.5	6,114.5

	As of and For Fiscal Year Ended	As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
	(in millions of reais, except where otherwise indicated)
Consolidated Income Statement Data:
Intangible assets and goodwill	10,286.4	10,078.0	10,078.0	10,406.9	9,614.9	1,469.4	3,889.6	3,825.4
Total assets	29,696.3	28,615.7	28,615.7	25,035.9	27,521.0	15,864.1	18,614.0	16,417.2
Current liabilities	2,970.9	2,650.7	2,650.7	2,578.4	2,987.1	602.9	2,380.8	2,086.2
Non-current liabilities
Loans and borrowings	8,502.6	9,093.0	9,093.0	7,267.0	8,508.0	2,077.4	6,274.9	5,136.5
Provision for legal proceedings	657.8	722.5	722.5	829.0	825.7	764.3	666.3	612.0
Equity attributable to owners of the parent	5,844.6	5,886.3	5,886.3	5,850.9	5,997.3	5,564.3	4,560.9	4,195.5
Equity attributable to non-controlling interests	7,644.7	7,433.5	7,433.5	7,331.0	7,208.7	3,862.3	2,767.8	2,296.4
Total shareholders’ equity	13,489.3	13,319.8	13,319.8	13,181.9	13,206.0	9,426.6	7,328.7	6,491.9

Consolidated Other Financial Data:
Depreciation and amortization	679.1	598.5	439.1	175.4	334.8	260.9	1,359.0	1,127.9
Net debt (1)	6,146.4	7,312.9	7,310.4	6,768.0	6,722.3	1,046.5	5,285.7	4,261.7
Working capital (2)	594.2	913.3	913.3	542.1	456.3	1,297.0	1,099.8	1,312.5
Cash flow provided by (used in):
Operating activities	1,117.2	1,368.4	1,148.5	103.1	283.1	652.0	2,327.2	2,175.8
Investing activities	(331.7)	(1,043.9)	(523.1)	(2,866.8)	(2,710.6)	(1,180.2)	(3,145.7)	(2,435.3)
Financing activities	(635.5)	(316.6)	(673.4)	3,198.2	2,931.3	276.8	980.7	317.9
Basic earnings per share from continuing operations	R$ 0.65	R$ 0.81	R$ 0.46	R$ 1.26	R$ 1.27	R$ 4.23	R$ 1.74	R$ 2.61
Diluted earnings per share from continuing operations	R$ 0.58	R$ 0.75	R$ 0.40	R$ 1.26	R$ 1.21	R$ 4.23	R$ 1.74	R$ 2.61
Basic earnings per share from discontinued operations	—	R$ 0.01	—	R$ 0.02	R$ 0.33	R$ 0.15	—	—
Diluted earnings per share from discontinued operations	—	R$ 0.01	—	R$ 0.02	R$ 0.33	R$ 0.15	—	—
Number of shares outstanding	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385
Declared Dividends (millions of reais)	445.5	328.3	328.3	153.7	468.9	141.0	220.1	44.0
Declared Dividends (millions of U.S. dollars)	US$ 167.7	US$ 140.1	US$ 140.1	US$ 75.2	US$ 232.8	US$ 77.4	US$ 135.1	US$ 24.7
Declared Dividends per share (reais)	R$ 1.68323	R$ 1.24024	R$ 1.24024	R$ 0.57247	R$ 1.77156	R$ 0.53130	R$ 0.82947	R$ 0.16573
Declared Dividends per share (U.S. dollars)	US$ 0.63370	US$ 0.52943	US$ 0.52943	US$ 0.28014	US$ 0.87971	US$ 0.29160	US$ 0.50919	US$ 0.09305

	As of and For Fiscal Year Ended	As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
	(in millions of reais, except where otherwise indicated)
Consolidated Income Statement Data:

Other Operating Data:
Crushed sugarcane (in million tons)	57.1	61.4	61.4	56.2	56.2	52.9	54.2	50.0
Sugar production (in million tons)	4.1	4.5	4.5	4.2	4.2	3.9	3.9	3.5
Ethanol production (in billion liters)	2.1	2.0	2.0	1.9	1.9	1.9	2.2	1.8
Volume of fuel sold (in million liters)	25,027.8	23,214.1	17,903.0	16,656.3	21,967.4	18,526.3	6,076.9	5,490.6
Sugar elevated (Rumo) (in million tons)	11.1	9.2	7.0	6.4	8.6	7.8	7.5	8.1
Natural Gas (Comgás) (in million m³)	5,458.7	5,457.0	4,089.9	926.3	2,293.3	—	—	—
Volume of lubricants and base oil sold (in million liters)	319.8	315.6	243.1	214.0	286.6	216.7	166.4	130.8

(1)
Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and derivatives on debt and CTNs - Brazilian Treasury bills (only for 2011 and 2010) recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(2)	Working capital consists of total current assets less total current liabilities.

The table below provides a reconciliation of Net debt, a non-GAAP measure:

	As of and for Fiscal Year Ended	As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended			As of and for Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012		March 31, 2013	March, 31 2012	March, 31 2011	March, 31 2010
	(in millions of reais, except where otherwise indicated)

Current loans and borrowings	1,056.4	1,050.9	1,050.9	1,139.7	1,608.4	83.5	957.1	839.5
Non-current loans and borrowings	7,446.3	8,042.1	8,042.1	7,267.0	6,899.6	1,993.9	6,274.9	5,136.6
Total	8,502.6	9,093.0	9,093.0	8,406.7	8,508.0	2,077.4	7,232	5,976.1
Cash and cash equivalents	1,649.3	1,509.5	1,509.5	1,470.0	1,544.1	1,036.2	1,271.8	1,110.8
Investment securities	149.7	88.0	88.0	—	105.9	—	—	—
Total	1,799.1	1,597.5	1,597.5	1,470.0	1,650.0	1,036.2	1,271.8	1,110.8
Special Program for Agricultural Securitization - PESA (debt)	—	—	—	—	—	—	(674.5)	(603.6)
Derivatives on debt	(557.1)	(182.6)	(185.0)	(168.7)	(135.8)	5.3	—	—
Net debt	6,146.4	7,312.9	7,310.4	6,768.0	6,722.3	1,046.4	5,285.7	4,261.7

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

On October 5, 2010, the Brazilian government announced measures to respond to the appreciation of the real by increasing the IOF (Imposto sobre Operações Financeiras) tax rate to 4% on foreign exchange transactions related to foreign investments in the financial and capital markets, except for variable income investments traded on the stock exchange, which remained at 2%.

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

On January 6, 2011, the Brazilian Central Bank published Circular 3,520, which imposes a 60% minimum reserve deposit for any financial operations exceeding US$3 billion.

The following tables set forth the exchange rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated, as reported by the Brazilian Central Bank.

Year	Period-end	Average(1)	Low	High
March 31, 2010	1.781	1.785	1.764	1.823
March 31, 2011	1.629	1.666	1.628	1.690
March 31, 2012	1.822	1.699	1.534	1.901
December 31, 2012	2.044	2.006	1.822	2.112
March 31, 2013	2.014	2.004	1.822	2.112
December 31, 2013	2.343	2.160	1.953	2.446
December 31, 2014	2.656	2.354	2.197	2.740

Month	Period-end	Average(2)	Low	High
January 2014	2.426	2.382	2.333	2.439
February 2014	2.333	2.383	2.333	2.423
March 2014	2.263	2.325	2.260	2.364
April 2014	2.236	2.232	2.197	2.281
May 2014	2.239	2.220	2.210	2.240
June 2014	2.203	2.235	2.197	2.280
July 2014	2.267	2.224	2.205	2.267
August 2014	2.240	2.267	2.239	2.298
September 2014	2.451	2.332	2.231	2.452
October 2014	2.444	2.448	2.391	2.534
November 2014	2.560	2.548	2.483	2.613
December 2014	2.656	2.639	2.560	2.740
January 2015	2.662	2.634	2.575	2.710
February2015	2.878	2.816	2.689	2.881
March 2015	3.208	3.139	2.865	3.268
April 2015 (through April 24, 2015)	2.975	3.069	2.974	3.207

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our Brazilian Depositary Receipts, or “BDRs,” on BM&FBOVESPA, as well as the U.S. dollar value of any distributions we receive from our subsidiary Cosan S.A., which will be made in reais. See “—D. Risk Factors—Risks Related to Brazil.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our units and the BDRs could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

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

We are required to meet certain requirements to renew our concession agreements, and although our expectation is that we will meet these requirements, we cannot assure you that our concession agreements will be renewed, or that they will be renewed on the same terms. If our concession agreements are not renewed, or are renewed with less favorable terms, our business, financial condition and results of operations will be negatively affected.

Our business is subject to regulation, control and supervision of ARSESP and ANP, which could affect our financial performance. ARSESP establishes a maximum value to our rates and regulates and supervises our business. Pursuant to the concession agreements, every five years the rates are reviewed by the ARSESP, which directly affects the margins and Comgás’ results positively or negatively. Such margins are adjusted annually by the IGP-M index price minus the efficiency factor determined for each tariff cycle by ARSESP. As a result, the implementation of our growth strategy and the normal course of our business may be adversely affected by government actions.

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

Sugarcane is the principal raw material used by Raízen Energia (a company which we jointly control with Shell) for the production of ethanol and sugar. As of December 31, 2014, sugarcane purchased from suppliers accounted for 48.9% of our total sugarcane crushed. Historically, approximately 80% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 15% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2014, we also leased approximately 541,000 hectares to produce our own sugarcane in contracts with an average term of fourteen years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

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

Raízen Energia’s sugar and ethanol products are sold to a small number of customers which may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of Raízen Energia’s sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of customers.

Raízen Energia’s export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended December 31, 2014, our net sales from exports represented 56% of our total net sales, while in the year ended December 31, 2013, our net sales from exports represented 59% of our total net sales.

In the financial year ended December 31, 2014, our net sales from sugar exports were R$3,050.5 million, representing 33% of our total net sales for the period. In the year ended December 31, 2013, our net sales from exports were R$3,436.5 million, representing 37% of our total net sales for the period. Further, in the fiscal year ended December 31, 2014, our net sales from exports of ethanol were R$832.5 million, representing 9% of our total net sales for that period and in the year ended December 31, 2013, our net sales from ethanol exports were R$981.8 million, representing 11% of total net sales for that period.

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

The complex manufacturing operations we perform at our Lubricants Oil Blending Plant, or “LOBP”, involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of our plants, service stations or storage facilities could force us to suspend our operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also materially adversely affect our manufacturing operations and consequently our results of operations.

We may not be able to maintain rights to use blending formulae and brands supplied by ExxonMobil.

We, through our subsidiary Cosan Lubrificantes e Especialidades, or “CLE”, are the exclusive manufacturer and distributor of lubricant products in Brazil based on formulae provided to us by ExxonMobil under the Master Lubricants Agreement, which expires on December 1, 2018. The termination or failure to renew the Master Lubricants Agreement, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

Our subsidiary’s port concession is subject to expiration, limitation on renewal, early termination by the granting authority and other risks and uncertainties.

We own and operate a sugar-loading terminal at the Port of Santos in the state of São Paulo through our subsidiary Rumo Logística Operadora Multimodal S.A., or “Rumo Logística” or “Rumo.” This port terminal is a result of the association of two previous terminals, Cosan Operadora Portuária S.A., or “Cosan Portuária”, and Teaçú Armazéns Gerais S.A., or Teaçu (previously owned by Nova América). We are required to obtain a series of authorizations and licenses from public bodies or entities in order to operate our public ports, which authorizations may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and there can be no assurance that new conditions will not be imposed in connection with such renewals. Furthermore, if we no longer comply with the conditions specified under these licenses and authorizations, they may be revoked. In addition, the port agreements and the applicable legislation to our port concessions establish a set of prerogatives to the granting authority. Thus, there are some specific contractual provisions that enable, among other things, the unilateral amendment and termination of the contract by the granting authority, as well as the imposition of fines and penalties on the concessionaire. Pursuant to the port concession agreement with the state of São Paulo’s Port Authority (Companhia de Docas do Estado de São Paulo – CODESP), or CODESP, Cosan Portuária’s concession to operate this terminal will expire on 2016, and it may be renewed for an additional 20 years if Cosan Portuária meets its obligations under the port concession agreement. We are already discussing with the CODESP the renewal of this concession, but we cannot provide assurances that we will be able to renew the concession at all or on favorable terms. The South Terminal concession (formerly Teaçu) was initially scheduled to expire in 2016, but has been extended until 2036. Among other situations, port concessions may be unilaterally terminated by the granting authority prior to that time upon:

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

See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Acquisitions, Partnerships and Corporate Restructurings.” We have also recently entered into agreements to acquire additional companies See “Item 4. Information on the Company—A. History and Development of the Company.”

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

We are involved in a significant number of tax, civil and labor proceedings as to which, at December 31, 2014, we recorded a provision totaling R$657.8 million and had net of judicial deposits or restricted bank accounts totaling R$418.4 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

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

We concluded the merger of Rumo and ALL – América Latina Logística S.A. (“ALL”) to further develop our logistics businesses on April 1, 2015. We cannot guarantee that the new company will be successful.

On April 1, 2015, we concluded the merger between Rumo and ALL, focus on the full logistics solution (rail and port). We may incur unanticipated expenses, fail to realize all anticipated benefits or synergies, disrupt relationships with current and new employees, customers and vendors, incur indebtedness or fail to successfully negotiate with the Brazilian transport regulator – the National Land Transport Agency (“ANTT”) - favorable future conditions for long term investment plans.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture, Comgás and Radar are subject to various put and call options and termination provisions.

Shell and Cosan have entered into certain definitive agreements with respect to the Joint Venture that are subject to various put and call options and termination provisions that if triggered would cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031. Under the shareholders’ agreements Cosan and Shell have granted each other reciprocal call options. On the tenth anniversary of the June 2011 closing, Shell will have a call option to buy half or all of Cosan’ equity interests in the Joint Venture. Cosan will have the right to elect whether it would sell half or all of its Joint Venture equity interests to Shell after the exercise of Shell’s option in that year. On the fifteenth anniversary of the June 2011 closing, one party will have the right to buy all or a portion of the other party’s equity stake in the Joint Venture. There will also be call and put options in certain other limited circumstances, including in the event of a fundamental breach by either party and in the case of the death or disability of Cosan’s Chairman, Rubens Ometto Silveira Mello. See “Item 7. Major Shareholders and Related Party Transactions−A. Major Shareholders−Shareholders’ Agreements and Other Arrangements−Joint Venture Shareholders’ Agreement.”

We granted a put option of Cosan S.A. shares to Shell Brazil Holdings BV (a minority shareholder in Comgás), exercisable in three annual tranches, beginning on November 5, 2015, with the last one maturing on November 5,

2017. If exercised, Cosan Limited will receive all the shares of Comgás held directly and indirectly by Shell Brazil Holdings BV.

Moreover, Radar’s shareholders’ agreement sets forth mutual put options between us and Mansilla Participações S.A., or Mansilla, to acquire up to all of Radar’s properties or each other’s shares upon notice during specific 5-day periods, the first on the tenth anniversary of the initial closing date of the subscription agreement between the parties and the each subsequent 18-month period after the first put date. See “Item 7.Major Shareholders and Related Party Transactions–A. Major Shareholders−Cosan Limited−RADAR.”

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

With respect to the results of Raízen our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly controlled entities (Joint Ventures) under the new standard. As such, for the year ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method applied until March 31, 2013, and the accounting for the joint ventures for the fiscal years ended March 31, 2013 and 2012 have been restated for the impacts of retrospectively adopting IFRS 11. The joint ventures in Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the consolidated statement of profit or loss for the years ended March 31, 2011 and 2010 were not impacted by the adoption of IFRS 11.

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

Currently, because of the share capital structure of our parent company Cosan Limited, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of our issued and outstanding share capital. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our shares could be adversely affected.

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

Cosan S.A., its subsidiaries and jointly controlled entities generally invoice their sales in reais, but a substantial portion of Cosan S.A.’s, its subsidiaries and jointly controlled entities net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan S.A.’s, its subsidiaries and jointly controlled entities costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços – Mercado), or IGP-M, a general price inflation index, the inflation rates in Brazil were, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013 and 3.7% in 2014. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. On December 31, 2014, the exchange rate was R$2.656 per US$1.00. On March 31, 2015, the exchange rate was R$3.2074 per US$1.00.

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

Because a substantial portion of our indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to our indebtedness as of December 31, 2014 was R$4,284.0 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

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

In May 2014, Law 12,973, which converts into law the provisions provided for in Provisional Measure No. 627 of November 11, 2013, was enacted. Law 12,973 introduces changes to financial accounting rules, revokes a temporary tax regime which had been in force between 2008 and 2014, and regulates the transition between the then-applicable Brazilian accounting practices and international IFRS standards. Among other things, Law 12,973 makes certain changes to the accounting treatment of income tax, the tax basis of goodwill on acquisition of shareholdings, the fiscal treatment of mergers and acquisitions, present value adjustments in the investee, pre-operational expenses and leases.

Law 12,973 came into effect on January 1, 2014, for entities which have voluntarily adopted the measures early, and in January 1, 2015 for entities which have not opted for early compliance. Cosan S.A. and its subsidiaries have not opted for early compliance with the provisions of Law 12,973, and, consequently, Cosan S.A. and its subsidiaries have only been subject to the provisions of Law 12,973 since January 1, 2015.

Cosan S.A. carried out a full analysis of the provisions of Law 12,973, and concluded that there is no material impact on its 2014 financial statements as a result of the application of such law.

The ongoing investigations regarding corruption in Brazil may adversely affect the growth of the Brazilian economy and could have a material adverse effect on our business.

Petrobras (Brazil’s state-owned oil company and one of the country’s largest companies and a supplier of the Company) and certain other Brazilian companies active in the oil and gas, energy and infrastructure sectors are facing investigations by the Brazilian Federal Police, the Brazilian Federal Prosecutor’s Office, the CVM and the SEC in connection with corruption allegations.

In addition, there have recently been reports in the Brazilian press alleging that certain Brazilian companies have made improper payments to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF”, a tax appeals tribunal. It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian federal revenue which were under appeal in the CARF.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the relatively significant weight of the companies cited in these investigations in the Brazilian economy, the investigations and their fall-out could have an adverse effect on Brazil’s economic growth prospects in the near to medium term. Furthermore, the negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil which may lead to lower economic growth in the near to medium term. Persistently poor economic conditions in Brazil resulting from, among other things, such investigations and their fall-out could have a material adverse effect on us.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

There is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments to foreign government officials for the purpose of obtaining or keeping business. Laws prohibiting such behavior include (but are not limited to) laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act. Any such violations may have a material adverse effect on our business.

In addition, on January 29, 2014, the Brazilian government enacted Law No. 12,846/13 (the “Brazilian Antibribery Act”) imposing strict liability on companies for acts of corruption perpetrated by their employees.  Under the Brazilian Antibribery Act, companies found guilty of bribery could face fines of up to 20% of their gross annual income for the previous year or, if gross annual income cannot be estimated, such fines could range from R$6 thousand to R$60 million. Among other penalties, the Brazilian Antibribery Act also provides for the disgorgement of illegally obtained benefits, the suspension of corporate operations, asset confiscation and corporate dissolution. The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying a penalty under the Brazilian Antibribery Act. Accordingly, if we become involved in any investigations under the Brazilian Antibribery Act and if our compliance program is not deemed sufficiently effective by Brazilian authorities, our business could be materially adversely affected.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of December 31, 2014. Our by-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

Actual dividends paid on our shares may not be consistent with the dividend policy adopted by our board of directors.

Our board of directors has a dividend policy that provides, subject to Bermuda law, for the payment of dividends to shareholders equal to approximately 25% of our annual consolidated net income (as calculated in accordance with IFRS as issued by IASB). Our board of directors may, in its discretion and for any reason, amend or repeal this dividend policy. Our board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, distribution of dividends made by our subsidiaries, contractual restrictions, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant.

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

In 2004, Cosan S.A. conducted its first issuance of bonds in the international capital markets, raising US$200 million in 5-year bonds, which matured in 2009. In 2005, it made the first public offering of shares by a producer of sugar and ethanol on the BM&FBOVESPA.

In 2007, our Class A common shares were listed on NYSE.

In 2008, Cosan S.A. began operating as a fuel distributor and lubricants producer following its acquisition of Esso Brasileira de Petróleo Ltda. or “Essobras,” which were Exxon Mobil’s assets in Brazil. Essobras was a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil.

In 2008, Cosan S.A. also announced the creation of an affiliate named Radar which mainly makes real estate investments in Brazil identifying and acquiring rural properties with high appreciation potential for subsequent leasing and/or sale.

In 2009, Cosan S.A. acquired Nova América S.A. Agroenergia, or Nova América. Nova América was a producer of sugar, ethanol and energy co-generation which also operated in trading and logistics, and also controlled a port terminal in Santos called Teaçu. The acquisition of Nova América’s assets included the “União” brand, which was renamed Cosan Alimentos.

In 2010, Cosan S.A. integrated its existing port terminal called Cosan Operadora Portuária with Teaçu Port Terminal, initiating our logistics business with the formation of Rumo. Also in 2010, Rumo received R$400 million from investment vehicles controlled by TPG Capital and Gávea Investimentos. In 2015, as a result of the merger between Rumo and ALL, each investor now owns 4.3% of Rumo.

In 2011, Cosan S.A. and Shell established our Joint Venture, Raízen, to produce sugar and ethanol and to distribute fuel. See “—C. Organizational Structure,” for further information on the Joint Venture.

In March 2012, Cosan S.A. entered into an agreement to acquire Comma Oil & Chemicals Limited, or Comma, a wholly-owned subsidiary of Esso Petroleum Company Limited to enter into the European lubricants & specialties market. Comma is located in England and manufactures and supplies lubricants, seasonal and car care products to the United Kingdom and other export markets in Europe and Asia, primarily under the Comma brand. The acquisition of Comma by Cosan includes finished lubricants and chemicals manufacturing and sales to third parties; all assets located at Comma’s Gravesend site in Kent, England; and ownership of the Comma trademarks and brands. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-branded lubricants through certain United Kingdom channels and to continue to manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products. The transaction was concluded on July 1, 2012.

On October 24, 2012, Cosan S.A. and its subsidiary Handson Participações S.A., or Handson entered into purchase and sale agreement with Camil Alimentos S.A., or Camil, for the sale of our subsidiary Docelar Alimentos e Bebidas S.A., or Cosan Alimentos, to Camil, for R$463.8 million. As consideration for this amount, at the closing of the transaction Camil assumed indebtedness of R$170.0 million and paid cash of R$88.7 million. The remaining R$205.0 million was settled in four payments. The sale was approved by the Brazilian antitrust authority (“CADE”) on July 19, 2012. The outstanding payments are secured by a trust receipt on our behalf of 28,246,685 shares of Camil, corresponding to 25% of its capital stock. In addition, pursuant to the agreement, we and our affiliates cannot compete with Camil or Docelar during five years from the date of the agreement.

Also in May 2012, Cosan S.A., through its subsidiary Provence Participações S.A., or Provence, entered into a Stock Purchase Agreement to acquire 60.1% for R$3.4 billion of Comgás from BG Group. Comgás is Brazil’s largest distributor of piped natural gas. Its network reaches over eight thousand kilometers delivering natural gas to more than one million customers in the residential, commercial and industrial segments. The acquisition of Comgás’ controlling stake is part of Cosan’s strategy to expand its presence in the energy business. On November 5, 2012, we concluded the acquisition of 60.1% stake of Comgás, with full approval from, and no restrictions were imposed by CADE or ARSESP (the relevant sectoral regulator). As a result of this acquisition, we entered into a shareholders’ agreement with the other principal shareholders of Comgás, Integral Investments B.V. and Shell Brazil Holding BV, subsidiaries of Shell Gas BV of the Shell Group. Shell Brazil Holding BV, which has a direct and indirect interest in Comgás, corresponding to 18.2% of its share capital, has been granted an option to convert its current stake of

21,805,645 Comgás common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date.

On February 24, 2014, Cosan S.A., through its subsidiary Rumo submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The proposal entailed the merger of all the shares issued by ALL into Rumo, with the current shareholders of Rumo and ALL receiving 36.5% and 63.5%, respectively, of the capital stock of the combined company. The merger was subject to certain conditions precedent, notably the following: (1) Rumo had to become registered as a publicly held company and simultaneously join the “Novo Mercado” segment of BM&FBOVESPA; (2) regulatory approvals from CADE and the ANTT being obtained; and (3) all corporate and third-party approvals required by applicable laws and the bylaws of the companies being obtained.

On April 1, 2015, the aforementioned conditions precedent were fulfilled and the merger between Rumo and ALL was effected with an adjusted exchange ratio (adjusted by the dividends distributed per each company during the period) that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result ALL’s shares (BM&FBOVESPA ticker: ALLL3) were delisted from BM&FBOVESPA as of March 31, 2015. As of April 1, 2015, Rumo’s public shares listed on the BM&FBOVESPA (under the ticker “RUMO3”) fully reflected the effects of the merger.

At an extraordinary general meeting held on October 1, 2014, Cosan S.A.’s shareholders approved a spin-off of the logistics business of Cosan S.A. and the merger of the spun-off portion into Cosan Logística (the “Partial Spin-off”). The Partial Spin-off seeks to segregate Cosan S.A.’s logistics activities, focused on Rumo, in order to allow each of our business segments to be more sector-focused, and to establish a suitable capital structures for each business segment. It also seeks to provide the market with greater transparency on each business segment’s performance, which will give shareholders and investors an improved ability to analyze each individual business’s performance. Cosan Limited controls both Cosan S.A. and Cosan Logística, with a 62.51% and 62.51% interest in each of them, respectively. At September 30, 2014 the portion spun-off to Cosan Logística had a book value of R$1,059.5 million. Due to the Partial Spin-off, all of the shares issued by Cosan Logística previously held by Cosan were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to the shareholders of Cosan (including Cosan Limited) at an exchange ratio of 1:1. Cosan’s shares were traded ex-rights to receive Cosan Logística’s shares as from October 6, 2014. Cosan Logística’s shares are currently traded on the BM&FBOVESPA under the ticker “RLOG3”, with trading having started on October 6, 2014. As a result, shareholders have been provided with the same political and economic privileges in Cosan Logística as those conferred on them by the shares of the company they previously held. Furthermore, the Partial Spin-off will not result in any change in the characteristics of Cosan’s shares or the advantages conferred by them. Due to the Partial Spin-off and consequent transfer of the spun-off portion to Cosan Logística, the share capital of Cosan S.A. will be reduced by R$1,059,591, corresponding to the book value of the spun-off portion, without any cancellation of Cosan S.A.’s shares. As such, Cosan S.A.’s share capital increased from the current R$4,691,822 to R$3,632,231, and it will remain divided into 407,214,353 registered common, nominative and without par value shares.

On November 11, 2014, Cosan’s management announced that it was considering the possibility of spinning off Cosan’s gas distribution business (i.e. Comgás) through the creation of a new listed company called Distribuição de Gás Participações S.A. (“DGP”), which would become the parent company of Comgás, be publicly-listed on BM&FBOVESPA’s “Novo Mercado” segment and would be responsible for any future investments by Cosan in the natural gas distribution business (the “Gas Spin-off”). The Gas Spin-off would include a division and allocation of Cosan’s current debt between DGP and Cosan. In order to be executed, the Gas Spin-off would require: (1) approval by ARSESP; (2) approval of certain Cosan bondholders and other creditors; and (3) approval by Cosan’s shareholders at a general meeting. On January 29, 2015, Cosan S.A. has announced that, due to the current unfavorable market conditions, Cosan has decided postpone the Gas Spin-off.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures over the fiscal years covering ending March 31, 2012, March 31, 2013 and December 31, 2014, as well as the transition period ended December 31, 2013. For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

The Company is one of the largest corporations in Brazil, as ranked by the Exame magazine annual Melhores e Maiores publication, with businesses in strategic sectors to the Brazilian development, such as logistics and energy. The following companies are part of the organization: Cosan S.A., Cosan Logística, Comgás, Raízen, Rumo, Cosan Lubrificantes and Radar.

Acquired in 2012, Comgás is Brazil's largest natural gas distributor. It has a network of over 11,000 thousand kilometers, bringing natural gas to more than 1.4 million residential, commercial and industrial consumers in 70 cities. Its concession area accounts for approximately 27% of Brazil's GDP, covering 177 cities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

Through Raízen, a joint venture between Cosan and Shell created in June of 2011, the company produces more than 2 billion liters of ethanol per year to supply both domestic and international markets and 4 million tons of sugar, with 940 MW of installed capacity - making it one of the world’s largest power generator of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 5,356 service stations throughout Brazil under the Shell brand, with approximately 944 convenience stores, 62 distribution terminals and presence in 55 airports supplying jet fuel.

In the logistics sector, Rumo is one of the world’s leaders in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. Cosan has recently spun-off its logistics segment, including Rumo, into a listed company called Cosan Logística. In addition, Rumo has recently merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For further details, see “—A. History and Development of the Company”.

Through Cosan Lubricants, the company produces and distributes automotive and industrial lubricants. Under the Mobil brand, Cosan operates in Brazil and in three other countries in South America (Bolivia, Uruguay and Paraguay), and also in the United Kingdom, with Comma.

At Radar, the company focus in exploring new opportunities in agricultural properties with high potential for appreciation in Brazil, acquiring and leasing them to large operators in the sector for cultivation of sugarcane, soybeans, corn and cotton.

Cosan S.A. (BM&FBOVESPA ticker: "CSAN3") has been listed since 2005 and Cosan Logística (BM&FBOVESPA ticker: “RLOG3”) has been listed since 2014, both on the BM&FBOVESPA segment with the highest standards of corporate governance, the "Novo Mercado". Cosan Limited (NYSE ticker: "CZZ") has been listed since 2007 on the NYSE, and also has BDRs (BM&FBOVESPA ticker: “CZLT33”) issued in Brazil listed on BM&FBOVESPA. Comgás (BM&FBOVESPA ticker: "CGAS3" and “CGAS5”) has been listed since 1997.

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of 5,356 Shell-branded retail service stations, 62 distribution terminals and 55 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 23.3% market share in Brazil in terms of volume of fuel sold in the fiscal year ended December 31, 2013, according to Sindicom.

Raízen Combustíveis Highlights	As of and For Fiscal Year Ended	As of and for the Twelve-Month Period Ended	As of and For Nine-Month Period Ended		As of and For Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Service stations	5,356	4,860	4,860	4,600	4,700	4,600
Fuel sold (billion liters)	25.0	23.2	17.9	16.7	22.0	18.5
Ethanol sales (R$ million)	3,556.7	2,988.3	2,330.2	1,743.6	2,401.6	2,117.9
Gasoline sales (R$ million)	22,165.1	19,235.9	14,829.1	13,282.0	17,688.8	14,674.4
Diesel sales (R$ million)	24,274.8	20,725.6	16,261.7	13,380.6	17,844.4	14,051.4
Jet fuel sales (R$ million)	5,111.4	5,001.7	3,724.6	3,726.8	5,003.9	3,632.0
Other products (R$ million)	625.9	576.3	434.9	452,1	593.5	603.3
Other services (R$ million)	—	—	—	—	—	16.9
Net sales (R$ million) (1)	55,733.9	48,527.7	37,580.6	32,585.1	43,532.2	35,096.1

(1)
Raízen Combustíveis is accounted for under the equity pick-up method, and therefore, Net Sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

We supply aviation fuel at 55 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, and Brasília airport in the Federal District, to Brazilian and foreign airlines.

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

Environmental health and safety standards. Fuel distributors are subject to Brazilian federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety licensing by fire departments and transport authorities. The National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA”, is the principal government body responsible for approving environmental licensing. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste.

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia, our upstream Joint Venture company whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading. Raízen Energia operates 24 sugar, ethanol and energy cogeneration mills, with a current crushing capacity of 68 million tons of sugarcane per year.

Raízen Energia Highlights	As and for Fiscal Year Ended(*)	As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended(*)
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Crushed sugarcane (million tons)	57.1	61.4	61.4	56.2	56.2	52.9
Sugar volume sold (thousand tons)	4,432.8	4,469.8	3,277.1	3,037.1	4,229.8	3,987.5
Ethanol volume sold (million liters)	2,952.2	3,057.2	1,828.5	1,415.4	2,322.8	2,215.6
Energy sold (MWh)	2,239.8	2,164.5	2,110.8	2,981.1	3,034.8	1,491.3
Net sugar sales (R$ million)	4,059.6	4,304.3	3,127.6	3,177.3	4,354.0	3,912.8
Domestic market	1,009.1	867.8	669,5	700.9	899.2	1,217.4
External market	3,050.5	3,436.5	2,458.1	2,476.4	3,454.8	2,695.4
Net ethanol sales (R$ million)	3,060.3	3,226.1	3,143.3	2,190.0	3,299.9	2,871.5
Domestic market	2,227.8	2,244.4	1,715.4	799.4	1,328.4	2,245.1
External market	2,149.0	2,022.2	1,427.8	1,390.6	1,971.5	626.4
Net energy cogeneration sales (R$ million)	618.6	389.7	376.6	556.6	569.7	235.1
Other products and services (R$ million)	208.9	240.2	202.9	193.9	244.5	228.2
Raízen Energia net operating revenue (R$ million)	9,263.9	9,200.7	6,850.4	6,117.9	8,468.2	7,247.4

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

Raízen Energia’s sugarcane production is sourced from leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the periods set out below.

	As of and for Fiscal Year Ended December 31		As of and for Twelve-Month Period Ended December 31		As of and for Nine-Month Period Ended December 31				As of and for Fiscal Year Ended March 31
	2014	(*)%	2013	(*)%	2013	(*)%	2012	(*)%	2013	(*)%	2012	(*)%
	(millions of tons, except percentages)
Sugarcane harvested from owned land	29.2	51.1	31.0	50.5	30.4	49.5	28.3	50.4	28.3	50.3	26.5	50.1
Sugarcane purchased from third-parties	27.9	48.9	30.4	49.5	31.0	50.5	27.9	49.6	27.9	49.7	26.4	49.9
Total	57.1	100	61.4	100	61.4	100	56.2	100	56.2	100	52.9	100

 (*)           Unaudited.

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

Our mills have the capacity to crush 68 million tons of sugarcane per year and in fiscal year 2014, we crushed 57.1 million tons of sugarcane, or 10% of Brazil’s central-south region total sugarcane production (which was 571 million tons as of March 16, 2015, according to UNICA). For further information on our sugarcane mills see “Item 4. Information on the Company—D. Property, Plant and Equipment.” The mills that are prepared to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 55% sugar and 45% ethanol to 45% sugar and 55% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heat water that is transformed into steam. Eleven of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2014 we exported 75.1%, by volume, of the sugar we sold. Rumo Logística handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 56% of our ethanol production in the fiscal year ended December 31, 2014 and 52% in the twelve-month period ended December 31, 2013. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A., Raízen Combustíveis S.A. and Cia. Brasileira de Petróleo Ipiranga. We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2014, our largest ethanol customer was Raízen Combustíveis. In fiscal year ended December 31, 2014, we exported 19%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

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

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2014, producing approximately 2.1 billion liters of ethanol, representing 8% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having sold R$4.3 billion including trading in the domestic and foreign markets, having exported 549.8 million liters in the fiscal year ended December 31, 2014, and exported 691,5 million liters in the twelve-month period ended December 31, 2013.

Cogeneration

Raízen Energia, is one of the world’s largest producers of energy from sugarcane bagasse. We currently have an installed energy capacity of 934 MW per year from our 24 mills, of which 13 mills sold their excess energy to the grid and on the spot market. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights:	As of and for Fiscal Year Ended(*)	As of and for the Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended(*)
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Energy sold (MWh)	2,239.8	2,164.5	2,110.8	2,981.1	3,034.8	1,491.3
Net sales (R$ million)	618.6	389.7	376.5	556.6	569.7	235.1

(*)
Raízen Energia is accounted for under the equity method, therefore, Net Sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See more details in “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and the fiscal years ended March 31, 2013 and 2012, we sold 2,239.8 MWh, 2,110.8 MWh, 3,034.8 MWh and 1,491.3 MWh, respectively, of energy to third parties. Our principal customers, besides the energy sold to the Brazilian grid, are utility companies, which together accounted for approximately 40% of our cogeneration sales in the fiscal year ended December 31, 2014. We sold our remaining excess electric energy through energy auctions.

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

We are subject to the regulations of the pollution control and remediation agencies of three Brazilian states:

•	Environmental Company of the state of São Paulo (Companhia Ambiental do Estado de São Paulo), or “CETESB”;

•	Environmental Agency of the state of Goiás (Agência Goiana do Meio Ambiente), “or AGMA”;

•	Environmental Institute of the state of Mato Grosso do Sul (Instituto de Meio Ambiente do Mato Grosso do Sul), or “IMASUL.”

Environmental Licensing of Raízen: We operate mills, a port facility and numerous warehouses. All mills have environmental operating licenses. The National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA”, is the principal government body responsible for approving environmental licensing.

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

Electricity Regulation: The Brazilian power industry is regulated by National Electric Energy Agency (“ANEEL”), an independent federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Mines and Energy, or “MME.” To perform generation activities, we must obtain authorizations granted by ANEEL or execute concession agreements with the Federal Government through ANEEL. The activities related to generation and commercialization of electricity performed by Raízen Energia are subject to ANEEL’s supervision. Law No. 9,427 dated December 26, 1996, as amended, enacted by the Brazilian Government and supplemented by ANEEL’s regulation, governs the imposition of sanctions against the agents of the electricity sector based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture). For each breach, the fines can be up to 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice or, for independent producers or self-producers (authorized agents), the estimated amount of energy produced in the same period. Some infractions that may result in fines relate to the failure of the agent to request ANEEL’s approval, including the following (pursuant to ANEEL Resolution No. 63/2004, as amended from time to time):

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

Comgás (Natural Gas Distribution)

Overview

Comgás is Brazil’s largest distributor of piped natural gas, with a network reaching over nine thousand kilometers and delivering natural gas to more than one million residential, commercial and industrial consumers in over 70 cities. The Comgás concession area covers approximately 27% (according to the IBGE) of Brazil’s GDP, including 177 municipalities in the metropolitan regions of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 19% market share in Brazil in terms of volume of fuel sold in 2014, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast.

Comgás Highlights	As of and for Fiscal Year Ended	As of and for the Twelve-Month Period Ended	As of and for the Nine-Month Period Ended (1)		As of and for Fiscal Year Ended (1)
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Natural gas sold (million cbm)	5,458.7	5,457.0	4,089.9	4,071.1	5,456.9	5,258.6
Net sales (R$ million)	6,387.1	6,336.6	4,888.9	4,159.2	6,336.6	5,279.6

(1)           These amounts derive from Comgás’ financial statements for the years ended December 31, 2013 and 2012, considering 12 months, and include amounts prior to the date which Comgás’ results of operations started to be consolidated into the Company’s results of operations. Since the acquisition of Comgás was on November 5, 2012 net sales for the period of five months are recorded in the Company’s income statement for the fiscal year ended March 31, 2013 as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Regulation

●
The National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP regulates all aspects of the production, distribution and sale of oil products in Brazil, including product quality standards and minimum storage capacities required to be maintained by distributors and is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity.

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

Lubricants Highlights:	As of and for Fiscal Year Ended	As of and for the Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Volume of lubricants sold (thousand liters)	319.8	315.6	243.1	214.0	286.6	216.7
Net sales (R$ million)	1,602.2	1,542.9	1,185.2	1,059.8	1.417.5	1,037.7

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

Cosan Logística (Logistics)

Overview

Our logistics operations are operated through Cosan Logística (a recent spin-off from Cosan S.A.), which holds our interest in Rumo - see “—A. History and Development of the Company”. Rumo offers an integrated logistics solution to agricultural commodity producers located in the central-south of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our port facility at the Port of Santos. Rumo also offers warehousing services.

Rumo Highlights:	As of and for Fiscal Year Ended	As of and for the Twelve-Month Period Ended	As of and for the Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Port elevation volume (thousand tons)	11,117.9	9,177.1	7,049.1	6,437.6	8,565.6	7,759.2
Logistics sales (R$ million)	671.6	726.0	597.5	420.9	549.4	413.4
Port handling sales (R$ million)	220.5	174.8	138.2	113.4	150.0	141.0
Other sales (R$ million)	23.3	16.9	13.6	10.1	13.3	17.6
Net sales (R$ million)	915.4	917.7	749.4	544.4	712.8	572.0

Rumo is the concessionaire of two bulk port terminals at the Port of Santos, which, on a combined basis, is one of the largest bulk port terminals in the world, with a current annual combined loading capacity of 14 million tons, having loaded 11,117.9 tons in the fiscal year ended December 31, 2014. We are currently investing in this port terminal to add an additional wharf to increase its capacity from the present capacity of 14 million tons to 19 million tons by 2016. After this expansion, we estimate this port terminal will have the capacity to support 70% of the volume exported by the sugar producers of the central-south region of Brazil. The terminal also has the capacity to store approximately 550,000 tons of sugar. The port facility serves clients, including Raízen Energia, EDF&Man, Sucden, Bunge, Coimex, Cargill, Louis Dreyfus Commodities and Noble among others, in the transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the state of São Paulo’s Port Authority, the concession granted to operate initiated in 2016 and extended to 2036.

In addition, following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has control of ALL’s former concessions which include the main railroads between the sugar producing areas of the central-south region of Brazil and the Port of Santos. For further information, see “—A. History and Development of the Company.”

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

Regulation

The Brazilian constitution provides that the federal government, directly or by delegation to third parties, shall exploit port activities in Brazil. In 2001, the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ” was created in order to regulate the Brazilian port industry and to enter into the relevant concession and adhesion agreements regarding the provision of port services.

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

In the case of Rumo, the Docks Company of the state of São Paulo (Companhia Docas do Estado de São Paulo), or “CODESP”, granted us the right to exploit public terminals at the Port of Santos. The respective concessions agreements are dated as from 1996 and 2001. Accordingly, such agreements are governed by the Ports Modernization Law.

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

Following Rumo’s merger with ALL, we are subject to the regulation of the ANTT, which is responsible for monitoring road and rail transport operations and the federal concessions of road and rail infrastructure in Brazil. Previously, we were indirectly subject to such regulation due to the agreements we had in place with ALL.

Radar (Agricultural Land Development)

Our agricultural land development operations are run through Radar, a company focused on maximizing earnings from agricultural real estate assets by leveraging our unique market intelligence to acquire rural properties with high expected appreciation potential for subsequent leasing or resale. Since its founding in 2008, Radar has invested R$1.4 billion in land, which has been leased for sugarcane, soybean, corn and cotton farming. Radar currently manages approximately 247,000 hectares of land in the states of São Paulo, Goiás, Mato Grosso, Maranhão, Minas Gerais, Tocantins, Bahia and Piauí. Radar recorded R$157.6 million in revenues for the fiscal year ended December 31, 2014.

On July 14, 2012, we began consolidating the financial information of our subsidiary Radar. The consolidation was a result in the change in Radar’s bylaws and shareholders’ agreement and as a result we report a new business line in our financial information that was previously recognized by equity accounting.

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

We are subject to regulations by the following principal governmental agencies:

•	Instituto Nacional de Colonização e Reforma Agrária or “INCRA”: Responsible for regulating the ownership of agricultural properties. This agency monitors the operation of the agricultural properties.

•
Georeferencing Process: Georeferencing is an important procedure, necessary for registering any title of an acquired agricultural property. This procedure must be approved by INCRA and eliminates risks of overlap in property titles. INCRA is the primary regulator for approving georeferencing for any agricultural properties in the country.

•	Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”: is a regulator, responsible for environmental licenses relating to operations.

•
Local environmental agencies: The Secretarias de Meio Ambiente Estaduais (State Secretaries of the Environment), Secretaria do Meio Ambiente or “SEMA – MT”, Secretaria do Meio Ambiente or “SMA” and Instituto do Meio Ambiente e Recursos Hídricos or “INEMA”.

•	Land Ownership: The Constitution defines land ownership rights for companies and Radar’s business is subject to such rights.

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

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the three major distributors increasing their combined market share from 65.2% in 2000 to 74.3% in 2013.

 The top-four distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga brand, Raízen, through Shell and AleSat Combustíveis S.A., a domestic Brazilian fuel distribution company. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Shell will bring.

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

Natural Gas

Comgás’ concession area covers approximately 27% of Brazil’s GDP, including 177 municipalities in the metropolitan regions of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2029. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

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

Research and Development

Our principal research and development activities are currently concentrated in the following key areas:

We engage CanaVialis S.A., or “CanaVialis”, to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen Energia’s mills. CanaVialis, which is a subsidiary of Monsanto, is a privately-owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their biofactory (the largest in Brazil), which allows us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects where we are building new sugarcane mills.

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

C. Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our main operations include: (1) the distribution of fuels in the Brazilian market through Raízen Combustíveis, our downstream Joint Venture company; (2) the production and sale of sugar and ethanol and the cogeneration of electricity from sugarcane bagasse through Raízen Energia, our upstream Joint Venture company; (3) the distribution of piped natural gas in part of the state of São Paulo through our subsidiary Comgás, which has been consolidated since November 2012; (4) logistics services including transportation, port loading and storage of sugar, through our indirectly-owned subsidiary Rumo; (5) the purchase, sale and leasing of agricultural land through our subsidiary, Radar; (6) the production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian markets under the Comma brand; and (7) certain other investments (“Cosan’s other business”).

 At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan to “Cosan Logística S.A.” was approved by Cosan’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off does not affect the consolidated financial statements of Cosan Limited.

A list of the Company’s subsidiaries is included in note 3 of our audited consolidated financial statements for the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and the fiscal year ended March 31, 2013 attached hereto. See also Exhibit 8.1 to this annual report.

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

•
Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. The resulting company has a network of approximately 5,356 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•
Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 17 of our audited consolidated financial statements for the fiscal year ended December 31, 2014, the  nine-month period ended December 31, 2013 and the fiscal year ended March 31, 2013 attached hereto.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 62 distribution terminals to approximately 5,356 service stations throughout Brazil under the Shell brand and also has 55 airport terminals supplying aviation fuel.

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

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of over 9,000 kilometers, supplying natural gas to over one million residential, commercial and industrial consumers in 70 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering 177 municipalities in the metropolitan regions of São Paulo, Campinas, Santos and the Paraíba Valley.

Cosan Lubricants

Cosan Lubricants has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 1.4 million barrels of lubricants per year, storage capacity for base oils and lubricants (195,000 barrels) and a pier facility for docking ships of up to 20,000 tons.

Rumo

Rumo’s logistics operation moves sugar from mills located in the south-central regions of Brazil to the Port of Santos using 929 railcars and 50 locomotives. Rumo takes the sugar from the mills using trucks and loads it into railcars at one of its five trans-shipment terminals strategically located in the interior of the state of São Paulo for transportation to the Port of Santos. Rumo’s facilities at the port include two berths and ten discharging grids capable of loading 14 million tons of sugar and other grains annually making it one of the largest sugar terminals in the world.

Radar

Radar is one of the largest private landowners in Brazil, with a portfolio of approximately 260 thousand acres of own agricultural land and approximately 350 thousand acres of non-owned land under management. The total value of the portfolio under management was R$4.6 billion as of December 31, 2014.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Energia

Brownfield Projects

Raízen has brownfield projects under review until the 2018/19 harvest on mills totaling R$1.5 billion which we estimate will expand our annual sugarcane crushing capacity by the 2018/2019 harvest:

Mill	Estimated completion date	Current crushing capacity	Future crushing capacity	Increase	Investments (in millions of reais)
	(in million tons per year)
Caarapó	2017	2.3	4.4	2.1	388.0
Paraalcool	2016	2.1	2.6	1.5	287.0
				3.6	675.0

Logum - ethanol pipeline

Logum Logística S.A. is the company responsible for construction and operation of the Ethanol System Logistics (logistics, loading, unloading, handling and storage, operation of ports and terminals and inland waterway) that involve multimodal transport: pipelines, waterways (barges), highways (tankers) and coastal (vessels). With major investments, Logum will cross 45 municipalities, linking the main ethanol producing regions in the states of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul to the main points of storage and distribution in Paulínia (upstate São Paulo). Part of this integrated system will consist of a long distance runner, of about 1,300 km (880 miles), which will connect the regions of Jataí (state of Goías) and Paulínia (state of São Paulo). The estimated investment for construction is R$7.0 billion (mostly financed through BNDES). The expected annual capacity is 21 billion liters of ethanol. The first phase of the project, Paulinia – Ribeirão Preto, has been operating since August 2013 and produced a total volume of 21 billion liters of ethanol in 2014. The second phase, Ribeirão Preto – Uberaba, started operating in April 2015.

Raízen owns 20% of Logum along with five other companies as follows: Copersucar (20%), Odebrecht (20%), Petrobras (20%), Camargo Corrêa (10%) and Uniduto (10%). Raízen Energia holds a 46.5% equity interest in Uniduto.

Comgás

Comgás has been investing in its network expansion and the fiscal year ended December 31 2014, we invested R$ 661.3 million, of which approximately 72% was associated with expansion programs and approximately 28% was related to network support investments in order to reinforce, restore and renovate the existing distribution network. In 2015, we expect to invest approximately R$541 million, of which approximately 71% is associated with expansion programs and approximately 29% is related to network support investments.

Rumo

Railway

Rumo Logística is investing to duplicate the rail network from Itirapina to the Santos Port and increase railway capacity. From April to December 2013 Rumo invested R$ 98.3 million in this project, and in the fiscal year ended December 31, 2014, Rumo invested a further R$ 112.9 million.

Santos Port

In order to increase elevation capacity at the Port terminal, Rumo is building the cover of the south terminal berth to be able to keep it operating under rain. The total CAPEX for this project is estimated at R$ 88.0 million and is expected to be operational by the 1st half of 2018. Rumo invested R$ 6.6 million in this project in the nine-month period ended December 31, 2013, and a further R$ 8.7 million in the period ended December 31, 2014.

To optimize the railway discharging operation Rumo has built a high-capacity facility that will be able to discharge 18 railcars per hour. The equipment is already operating and consumed R$ 24.3 million in 2013 and R$ 6.2 million in 2014.

For other expansion projects and maintenance at the Port Rumo invested R$ 54.8 million in 2013 and R$ 135.6 million in 2014.

Transshipment centers

Rumo invested a total amount of R$ 14.1 million in 2013 and R$ 10.2 million in 2014 in the transshipment centers (Sumaré, Itirapina and Jaú).

Radar

Radar is continuously investing in agricultural land and has made total investments of R$1.1 billion in land purchases since 2008. The company currently has land portfolio of approximately 105 thousand hectares (approximately 260 thousand acres) appraised to be worth R$ 2.7 billion as of December 31, 2014

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2014, for the nine-month period ended December 31, 2013 and for the fiscal year ended March 31, 2013, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

We are also presenting, for comparison purposes, the unaudited consolidated statement of profit and loss for the twelve-month period ended December 31, 2013, to provide a meaningful point of comparison with the fiscal year ended December 31, 2014. In addition, we are also presenting the unaudited consolidated statement of profit and loss for the nine-month period ended December 31, 2012, solely for the purpose of providing meaningful comparison with the transition period ended December 31, 2013. The basis of preparation of those unaudited consolidated financial statements is described under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of fiscal year 2014 that may materially affect our results of operations, financial condition and liquidity;

•
a discussion of our results of operations for the fiscal year ended December 31, 2014 compared with unaudited accounts for the year ended December 31, 2013, a comparison of the transition period ended December 31, 2013 with unaudited accounts for the nine-month period ended December 31, 2012, and a comparison between the fiscal years ended March 31, 2013 and March 31, 2012.

•
a discussion of our liquidity and capital resources, including our working capital at December 31, 2014, our cash flows for the year ended December 31, 2014, the  nine-month period ended December 31, 2013 and the fiscal years ended March 31, 2013 and 2012, and our material short-term and long-term indebtedness at December 31, 2014; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the fiscal year ended December 31, 2014, for the nine-month period ended December 31, 2013, and for the fiscal year ended March 31, 2013.

We use IFRS as issued by the IASB for financial reporting purposes. Our audited consolidated financial statements include the financial statements of Cosan Limited and its subsidiaries. Investments in entities in which the Company does not have control but either jointly controls or has significant influence over, are accounted for using the equity method. The results of operations of Raízen Energia and Raízen Combustíveis, our Joint Ventures, are accounted for using the equity method, under IFRS 11, which was adopted by the Company in the nine-month period ended December 31, 2013, and applied retrospectively.

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2014 with the unaudited consolidated financial information for the twelve-month-period ended December 31, 2013, a comparison of the nine-month-period ended December 31, 2013 with the unaudited consolidated financial information for the nine-month period ended December 31, 2012, and a comparison of the fiscal year ended March 31, 2013 with the fiscal year ended March 31, 2012.

Business Segments and Presentation of Segment Financial Data

The Company presents seven reportable segments:

(1)    Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology.

(2)    Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand “Shell” and “Esso” throughout Brazil;

(3)    Comgás: distribution of piped natural gas under a concession covering part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo-generation and cogeneration sectors;

(4)    Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

(5)    Radar: management, buying, selling and leasing of agricultural;

(6)    Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as in the European and Asian markets under the Comma trademark. Upon to the adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information has been adjusted retroactively; and

(7)    Cosan’s others business: other investments, in addition to the corporate activities of the Company.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the result from these businesses are accounted for under the line item “Equity in income of jointly controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

The presentation of financial segment data for the fiscal year ended March 31, 2012 has been reclassified in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations in regard of our sugar retail business, Cosan Alimentos, that was previously reported as a separate segment, and now is presented as discontinued operations.

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows:

Property, plant and equipment and intangible assets, including Goodwill. The calculation of depreciation and amortization of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

The Company performs annually a review of impairment indicators for intangible assets and property, plant and equipment. Also, an impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Deferred tax and social contribution. A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning strategies.

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included below:

Trade receivables - Estimate of realization of receivable from contract under arbitration:

Rumo is a defendant in legal proceedings initiated by ALL, a provider of rail transport services and lessee of Rumo’s rolling stock, in relation to certain investment and transportation contracts entered into in 2009. Rumo had requested arbitration to enforce its contractual rights and for ALL to comply with the terms of the agreements. Rail transport services continued to be provided by ALL throughout the proceedings.

The amounts recorded as revenue and as a receivable are for the services provided under the terms of the contract, and represent management’s best estimate of the inflow of economic benefit, and backed by guarantees provided by ALL. However, the final settlement may be for an amount that is higher or lower than the amounts recorded in the financial statements as trade receivables.

On April 1, 2014, the Board of Directors of ALL accepted an offer by the Company to merger ALL’s activities with Rumo’s through the merger of shares issued by ALL into Rumo. Accordingly, the current shareholders of Rumo and ALL will receive shares representing 36.5% and 63.5% of the capital stock of the merged company, respectively.

On May 12, 2014, Rumo and ALL officially suspended the arbitration and all court proceedings related to the performance of the agreements entered in 2009.

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

Sugar

The profitability of our sugar products is mainly affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11.” Refined sugar trades at a premium to raw sugar, known as the “white premium,” and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5.” Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane, to produce sugar or whether to produce more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	For the Fiscal Year Ended	For the Twelve-Month Period Ended	For the Nine-Month Period Ended		For the Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Initial quote	0.1773	0.2054	0.1959	0.2325	0.2458	0.2744
Closing quote	0.1492	0.1780	0.1705	0.2034	0.1766	0.2471
Daily average quote	0.1774	0.1891	0.1802	0.2111	0.2007	0.2563
High quote	0.1978	0.2066	0.1959	0.2325	0.2458	0.3134
Low quote	0.1492	0.1728	0.1659	0.1970	0.1766	0.2047

Source: NYBOT; prices from the 1st Generic Future. - Bloomberg

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For the Fiscal Year Ended	For the Twelve-Month Period Ended	For the Nine-Month Period Ended		For the Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Initial quote	555.20	569.00	603.00	663.10	663.10	890.30
Closing quote	483.40	558.40	541.90	553.80	597.00	667.40
Daily average quote	552.85	532.36	529.01	540.99	555.91	705.80
Monthly average quote	652.30	653.10	530.26	542.34	556.50	703.07
High quote	483.40	558.40	649.80	663.10	663.10	922.80
Low quote	555.20	569.00	452.50	494.90	494.90	597.50

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended	For the Twelve-Month Period Ended	For the Nine-Month Period Ended		For the Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Initial quote	607.40	653.70	663.00	705.90	705.90	1,219.70
Closing quote	536.00	616.40	616.40	651.10	663.40	709.40
Daily average quote	599.63	618.86	601.83	625.19	636.37	840.11
High quote	699.10	698.50	698.50	705.90	705.90	1,726.50
Low quote	508.50	506.80	508.80	545.80	545.80	666.00

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol (R$/thousand liters)
	For Fiscal Year Ended	For the Twelve-Month Period Ended	For the Nine-Month Period Ended		For the Fiscal Year Ended
	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
Average Unitary Price	1,514	1,420	1,298	1,653	1,627	1,406

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

Inflation

Inflation rates in Brazil were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014 as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA”, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”. In early 2015, the inflation rate reached a level of 7.7% for the twelve-month period ending February 2015, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

Other Factors

Other factors that will impact the results of our operations include:

•	Hedging transactions (as discussed under “Hedging Transactions and Exposures”);

•	Trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	The evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner-burning fuel, derived from renewable sources;

•	The use of ethanol as a cleaner-burning fuel, derived from renewable sources;

•	Changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais);

•	The growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	The growth rate of Brazil’s GDP, which impacts the demand for our products and, consequently, our sales volume in Brazil; and

•	The tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligation.

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

See note 31 of our consolidated financial statements attached hereto for further information.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2014 with unaudited accounts for the year ended December 31, 2013, a comparison of the audited nine-month period ended December 31, 2013 with unaudited accounts for the nine-month period ended December 31, 2012, and a comparison between the audited fiscal years ended March 31, 2013 and March 31, 2012.

Results of Operations for the Fiscal Year Ended December 31, 2014 Compared to the Unaudited Twelve-Month Period Ended December 31, 2013

Consolidated Results

The following table sets forth our consolidated income statement for the fiscal year ended December 31, 2014 and twelve-month period ended December 31, 2013:

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	9,062.3	8,867.4	2%
Cost of Sales	(6,413.7)	(6,263.7)	2%
Gross profit	2,648.6	2,603.7	2%
Selling expenses	(881.5)	(802.4)	10%
General and administrative expenses	(668.6)	(606.0)	10%
Other income (expense), net	(21.2)	148.1	(114)%
Operating expense	(1,571.4)	(1,260.2)	25%
Income before financial results, equity in earnings in and income taxes	1,077.2	1,343.5	(20)%
Equity in earnings of associates	3.5	19.3	(82)%
Equity in earnings of joint ventures	588.4	336.1	75%
Financial results	(982.8)	(893.6)	10%
Profit before taxes	686.3	805.3	(15)%
Income tax (expense) benefit (current)	(156.5)	(157.7)	(1)%
Income tax (expense) benefit (deferred)	112.7	54.4	107%
Total income taxes	(43.8)	(103.3)	(58)%
Profit from continuing operations	642.5	702.0	(8)%
Profit/Loss from discontinued operations, net of tax -	—	(3.4)	—
Profit for the period	642.5	698.7	(8)%
Net income attributable to non-controlling interests	471.5	483.5	(2)%
Net income attributable to owners of the parent	171.0	215.2	(21)%

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS), IPI (a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly lower than our deductions from gross sales in export markets.

The table below presents a breakdown of our net sales for the fiscal year ended December 31, 2014 and the twelve-month period ended December 31, 2013:

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	9,263.9	9,200.8	1%
Sugar	4,059.6	4,304.3	(6)%
Ethanol	4,376.8	4,266.6	3%
Cogeneration	618.6	389.7	59%
Other	208.9	240.2	(13)%

Raízen Combustíveis (1)	55,733.9	48,527.7	15%
Fuel	55,733.9	48,527.7	15%
Other	—	—	—

Cosan Logística	915.4	917.7	0%
Loading	220.5	174.9	26%
Transportation	671.6	726.0	(7)%
Other	23.3	16.9	38%

Radar(2)	157.6	70.1	125%
Property sale	85.3	5.7	1398%
Land lease	60.9	64.4	(5)%
Other	11.3	—	—

Comgás(3)	6,387.1	6,336.6	1%
Industrial	4,122.1	4,012.5	3%
Residential	633.0	636.8	(1)%
Thermo generation	407.7	296.8	37%
Cogeneration	246.8	255.8	(4)%
Automotive	199.8	196.2	2%
Commercial	255.1	235.8	8%
Construction revenue	481.3	671.6	(28)%
Other	41.3	31.1	33%

Lubricants	1,602.2	1,542.9	4%
Lubricants	1,325.5	1,364.2	(3)%
Basic Oil	225.7	168.4	34%
Other	51.0	10.2	399%

Cosan’s other business	—	—	—

IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	(64,997.9)	(57,728.4)	13%

Net sales	9,062.3	8,867.4	2%

(1)
Includes 100% of these entities’ net sales which upon the application of IFRS 11, results of these investments are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and fiscal years ended March 31, 2013 and 2012.

(2)	Segment created from the gain control on the Radar and its subsidiaries in July 14, 2012.
(3)	Segment created from the acquisition of Comgás in November 5, 2012.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the fiscal year ended December 31, 2014 increased from R$9,200.8 million to R$9,263.9 million (or 1%), as compared to the unaudited twelve-month period ended December 31, 2013, primarily due to an increase in energy cogeneration sales of 59% (R$228.9 million), which was caused by an increase in the average sales price of ethanol of 3%. The increase was offset by a decrease in revenue from sales of sugar of 6% (R$244.7 million) due to the average sales price and the volume decreasing in the period.

Raízen Combustíveis

Raízen Combustíveis’ sales in the fiscal year ended December 31, 2014 increased from R$48,527.7 million to R$55,733.9 million, or 15%, as compared to the unaudited twelve-month period ended December 31, 2013, primarily due to a 7.8% increase in the sales volume combined with an increase in the average sales prices from R$2,090/m3 to R$2,227/m3 (or 6.5%).

Cosan Logística

Sales in the fiscal year ended December 31, 2014 decreased from R$917.7 million to R$915.4 million, as compared to the unaudited twelve-month period ended December 31, 2013, primarily due to a decrease in the average sales price of 15%.

Revenue from transportation decreased 7% from R$726.0 million to R$671.6 million, primarily as a result of a 9.7% decrease in average sales prices, which was partially offset by an increase in the sales volume whereby Cosan Logística shipped 21.2 million tons in the unaudited twelve-month period ended December 31, 2013 and 21.7 million tons in the fiscal year ended December 31, 2014.

Loading sales revenue increased 26%, from R$174.9 million to R$220.5 million in the fiscal year ended December 31, 2014, as compared to the unaudited twelve-month period ended December 31, 2013, due to an increase in volume from 9.2 million tons to 11.1 million tons in the fiscal year ended December 31, 2014, representing an increase of 21.1% as compared to the unaudited twelve-month period ended December 31, 2013, due to new contracts being signed during 2014.

Radar

Radar’s revenues derived from investments in agricultural properties, leasing of land in Brazilian rural markets and property sales totaled R$157.6 million in the fiscal year December 31, 2014. This represented a 125% increase as compared to the unaudited twelve-month period ended December 31, 2013, mainly due to an increase in sales of properties during 2014.

Comgás

Comgás’ revenues in the fiscal year ended December 31, 2014 amounted to R$6,387.1 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo. This was an increase of 1% as compared to the unaudited twelve-month period ended December 31, 2013, due to the increase of the average sales price.

Lubricants

Our lubricants businesses comprise our lubricants and specialties business and certain other operations. The net revenue of the lubricants business was R$1,602.2 million in the fiscal year ended December 31, 2014, an increase of 4% compared to the unaudited twelve-month period ended December 31, 2013, due to an increase of 1.3% in volume sold and to higher unit revenue which increased by 2.5% to R$5,009/m³ in the fiscal year ended December 31, 2014.

Cost of Sales

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(7,735.4)	(7,681.0)	1%

Raízen Combustíveis (1)	(52,934.2)	(46,016.2)	15%

Cosan Logística	(610.4)	(542.6)	12%

Radar	(60.6)	(6.1)	901%

Comgás	(4,494.9)	(4,556.6)	(1)%

Lubricants	(1,247.8)	(1,158.4)	8%

Cosan’s other business	—	—	—

IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	60,669.6	53,697.2	13%

Cost of Sales	(6,413.7)	(6,263.8)	2%

(1)
Includes 100% of these entities’ net sales which upon the application of IFRS 11, results of these investments is recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and fiscal years ended March 31, 2013 and 2012.

Our total cost of sales and services increased by 2% to R$6,413.7 million during the fiscal year ended December 31, 2014, from R$6,263.7 million during the unaudited twelve-month period ended December 31, 2013 due to the factors described below.

Raízen Energia

The cost of Raízen Energia’s sales in the fiscal year ended December 31, 2014 increased 1%, to R$7,735.4 million, as compared to the unaudited twelve-month period ended December 31, 2013, due mainly to the increase of the price of the TSR released by CONSECANA, partially offset by the decrease of sales volume by 1%.

Raízen Combustíveis

The cost of Raízen Combustíveis’ sales in the fiscal year ended December 31, 2014 increased 15%, to R$52,934.2 million, as compared to the unaudited twelve-month period ended December 31, 2013. This increase is due to the growth in volumes sold and to higher prices charged by Petrobras for diesel and gasoline.

Cosan Logística

The cost of Cosan Logistica’s services provided in the fiscal year ended December 31, 2014 increased 12%, to R$610.4 million, as compared to the unaudited twelve-month period ended December 31, 2013, due to an increase in volumes transported of 2.4%, and higher transportation costs.

Radar

Radar’s costs of sales and services totaled R$60.6 million in the fiscal year ended December 31, 2014 an increase of 901%  as compared to the twelve-month period ended December 31, 2013, due to the increased volume of land sales.

Comgás

Comgás’ costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$4,494.9 million in the fiscal year ended December 31, 2014 a decrease of 1% as compared to the unaudited twelve-month period ended December 31, 2013. This is due to a decrease in construction costs of 28.3%, mainly because of a lower level of investment during 2014, which was partially offset by an increase in the cost of natural gas of 3.3%.

Lubricants

The cost of lubricants sales totaled R$1,247.8 million in the fiscal year ended December 31, 2014, an increase of 8% as compared to the unaudited twelve-month period ended December 31, 2013, mainly due to an increase in the sales volumes of lubricants by 1.3%, and to adverse changes in exchange rates, which adversely affected the costs of importing base oil.

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

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(579.0)	(667.8)	(13)%
Raízen Combustíveis (1)	(1,150.5)	(1,073.9)	7%
Comgás	(636.3)	(573.9)	11%
Lubricants	(245.2)	(228.5)	7%
IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	1,729.5	1,741.7	(1)%
Selling expenses	(881.5)	(802.4)	10%

(1) Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

Selling expenses increased by 10% to R$881.5 million during the fiscal year ended December 31, 2014 from R$802.4 million during the unaudited twelve-month period ended December 31, 2013, due to the factors described below.

Raízen Energia

Raízen Energia’s selling expenses decreased to R$579 million, or 13%, in the fiscal year ended December 31, 2014 as compared to the unaudited twelve-month period ended December 31, 2013, due primarily to a decrease in loading expenses.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased from R$1,073.9 million, 7%, in the fiscal year ended December 31, 2014 as compared to the unaudited twelve-month period ended December 31, 2013, to R$1,150.5 million, due primarily to freight cost increase stemming from a 7.8% increase in sales volumes.

Comgás

Selling expenses increased by 11% to R$636.3 million during the fiscal year ended December 31, 2014 from R$573.9 million during the unaudited twelve-month period ended December 31, 2013, mainly caused by the depreciation of investments made in network expansion.

Lubricants

Selling expenses increased 7% in the fiscal year ended December 31, 2014, to R$245.2 million, as compared to R$228.5 million in the twelve-month period ended December 31, 2013, due primarily to an increase in freight costs.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(498.8)	(549.9)	(9)%
Raízen Combustíveis (1)	(387.3)	(378.5)	2%
Cosan Logística	(87.8)	(74.3)	18%
Radar	(36.5)	(23.2)	58%
Comgás	(308.4)	(309.7)	0%
Lubricants	(70.7)	(73.1)	(3)%
Cosan’s other business	(165.2)	(125.6)	31%
IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	886.0	928.4	(5)%

General and administrative expenses	(668.6)	(606.0)	10%

(1) Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 10% to R$668.6 million during the fiscal year ended December 31, 2014 from R$606.0 million during the unaudited twelve-month period ended December 31, 2013, due to the factors described below.

Raízen Energia

General and administrative expenses totaled R$498.8 million in the fiscal year ended December 31, 2014, a decrease of 9% compared to the unaudited twelve-month period ended December 31, 2013.

Raízen Combustíveis

General and administrative expenses totaled R$387.3 million in the fiscal year ended December 31, 2014, an increase of 2% compared to the unaudited twelve-month period ended December 31, 2013. This was due to an increase in the apportionment of overhead expenses.

Cosan Logística

General and administrative expenses totaled R$87.8 million in the fiscal year ended December 31, 2014, an increase of 18% compared to the unaudited twelve-month period ended December 31, 2013, reflecting the adjustment in the administrative structure for new logistics projects in ports and railways.

Radar

General and administrative expenses totaled R$36.5 million in the fiscal year ended December 31, 2014, compared with R$23.2 million in the unaudited twelve-month period ended December 31, 2013, due primarily to an increase in employee benefit payments due to a business restructuring.

Comgás

General and administrative expenses totaled R$308.4 million in the fiscal year ended December 31, 2014, compared with R$309.7million in the twelve-month period ended December 31, 2013.

Lubricants

General and administrative expenses totaled R$70.7 million in the fiscal year ended December 31, 2014, a decrease of 3% when compared to the twelve-month period ended December 31, 2013.

Other Income, Net

Other income, net comprises other income and expenses. Other income, net decreased from an income of R$148.3 million in the unaudited twelve-month period ended December 31, 2013 to an expense of R$21.2 million in the fiscal year ended December 31, 2014, mainly due to the costs related to internal organization and prospective acquisitions that the Company incurred with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

Equity Income of Associates

Equity income of associates includes our interests in Tellus Brasil 51%, Novvi Limited 50%, Janus Brasil 51%, Vertical 50% and other investments. Equity income decreased to R$3.5 million in the fiscal year ended December 31, 2014 from R$19.3 million in the unaudited twelve-month period ended December 31, 2013.

Equity Income of Jointly Controlled Entity

Equity income of jointly controlled entities includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$588.4 million in the fiscal year ended December 31, 2014 from R$336.1 million in the unaudited twelve-month period ended December 31, 2013, as a result of the factors explained in detail above for the segments Raízen Energia and Raízen Combustíveis, which are not consolidated into our financial statements but equity accounted for, in accordance with IFRS 11.

Financial Results, Net

Financial results, net in the fiscal year ended December 31, 2014 totaled a net financial expense of R$982.8 million compared with net financial expense of R$893.6 million in the unaudited twelve-month period ended December 31, 2013, an increase of R$89.3 million, or 10%, due to the factors described below.

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais)
Finance expenses	(1,060.8)	(1,038.6)	2%
Finance income	217.1	239.4	(9)%
Foreign exchange Losses, net	(300.5)	(324,6)	(7)%
Derivatives	161.4	230.2	(30)%
Financial results, net	(982.8)	(893.6)	10%

Finance Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness, such as debt, taxes and contingences; (2) interest and indexation charges related to our financial debt; and (3) fees, commissions and other charges paid to financial institutions.

Financial expenses in the fiscal year ended December 31, 2014 totaled R$1,060.8 million, as compared to R$1,038.6 million in the unaudited twelve-month period ended December 31, 2013.

Our debt charges, represented a decrease of 7%, when compared to the unaudited twelve-month period ended December 31, 2013, mainly due to lower average indebtedness. The decrease was mainly attributable to the payment of the principal of the debentures issued in 2012 in the total amount of R$ 1,400.0 million. This decrease was offset by an increase in bank charges in the period mainly due to consent fees regarding internal reorganization and prospective acquisitions.

Finance Income. Our financial income consists primarily of: (1) gains and indexation income related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended December 31, 2014 totaled R$217.1 million, compared to financial income of R$239.4 million during the unaudited twelve-month period ended December 31, 2013, due to a decrease in interest income.

Foreign exchange losses, net. Foreign exchange variation, net resulted in a net exchange loss of R$300.5 million in the fiscal year ended December 31, 2014 compared to a net loss of R$324.6 million in the unaudited twelve-month period ended December 31, 2013. The foreign exchange losses occurred due to the depreciation of the real against the U.S. dollar. Our gross indebtedness denominated in a foreign currency was R$4,508.1 million at December 31, 2014, compared to R$3,814.9 million at December 31, 2013.

Derivatives. Derivatives resulted in a gain of R$161.4 million in the fiscal year ended December 31, 2014 compared with a net gain of R$230.2 million in the twelve-month period ended December 31, 2013.

Income Taxes

Income tax expenses decreased to R$43.8 million for the fiscal year ended December 31, 2014, compared to R$103.3 million in the unaudited twelve-month period ended December 31, 2013, mainly due to a tax credit on accumulated losses (tax shield) which benefitted our Other Businesses segment.

Net Income Attributable to Our Owners

As a result of the foregoing, net income attributable to our owners was R$171.0 million in the fiscal year ended December 31, 2014, compared to R$215.2 million in the unaudited twelve-month period ended December 31, 2013, a decrease of 21% after deducting net income attributable to non-controlling interests of R$471.5 million and R$483.5 million in the fiscal year ended December 31, 2014 and the twelve-month period ended December 31, 2013, respectively.

Results of Operations for the Nine-Month Transition Period Ended December 31, 2013 Compared to the Unaudited Nine-Month Period Ended December 31, 2012

Consolidated Results

The following table sets forth our consolidated income statement for the transition period ended December 31, 2013 and the nine-month period ended December 31, 2012:

	As of and for Nine-Month Period Ended December 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	6,878.2	2,597.0	165%
Cost of Sales	(4,878.2)	(1,825.9)	167%
Gross profit	2,000.0	771.1	159%
Selling expenses	(604.0)	(261.0)	131%
General and administrative expenses	(467.0)	(280.5)	66%
Other income (expense), net	76.3	101.9	(25)%
Operating expenses	(994.6)	(439.5)	126%
Income before financial results, equity in earnings in and income taxes	1,005.4	331.6	203%
Equity in earnings of associates	5.5	71.9	(92)%
Equity in earnings of joint ventures	242.0	389.3	(38)%
Financial results	(713.7)	(243.3)	(193)%
Profit before taxes	539.2	549.5	(2)%
Income tax (expense) benefit (current)	(130.0)	(72.3)	80%
Income tax (expense) benefit (deferred)	90.8	85.2	7%
Total income taxes	(39.2)	12.9	—
Profit from continuing operations	500.0	562.4	(11)%
Profit from discontinued operations, net of tax -	—	142.3	(100)%
Profit for the period	500.0	704.6	(29)%
Net income attributable to non-controlling interests	377.4	368.9	2%
Net income attributable to owners of the parent	122.6	335.7	(63)%

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

The table below presents a breakdown of our net sales for the transition period ended December 31, 2013 and the nine-month period ended December 31, 2012:

	As of and for Nine Months Ended December 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	6,850.4	6,117.9	12%
Sugar	3,127.6	3,177.3	(2)%
Ethanol	3,143.3	2,190.0	44%
Cogeneration	376.6	556.6	(32)%
Other	202.9	193.9	5%

Raízen Combustíveis (1)	37,580.6	32,585.1	15%
Fuel	37,553.2	32,574.5	15%
Other	27.4	10.6	158%

Cosan Logística	749.4	544.4	38%
Loading	138.2	113.4	22%
Transportation	597.5	420.9	42%
Other	13.6	10.1	35%

Radar(2)	54.7	36.5	50%
Property sale	5.7	4.7	21%
Land lease	49.0	31.8	54%

Comgás(3)	4,888.9	951.2	414%
Industrial	3,065.6	589.0	420%
Residential	522.6	89.1	486%
Thermo generation	212.1	64.0	232%
Cogeneration	187.5	44.3	323%
Automotive	151.2	32.5	365%
Commercial	186.9	35.6	425%
Construction revenue	536.5	94.9	465%
Other	26.5	1.8	1382%

Lubricants	1,185.2	1,059.8	12%
Lubricants (CLE)	1,040.2	928.9	12%
Basic Oil	137.3	130.9	5%
Other	7.7	—	100%

Cosan’s other business	0.0	5.1	(99)%

IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	(44,431.0)	(38,703.0)	14%

Net sales	6,878.2	2,597.0	165%

(1)
Includes 100% of these entities’ net sales which upon the application of IFRS 11, results of these investments is recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the nine-month ended December 31, 2013 and the fiscal years ended March 31, 2013 and 2012.

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

Cosan Logística

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

Loading sales revenue increased by R$24.8 million, or 22%, to R$138.2 million in the nine-month period ended December 31, 2013, as compared to the previous period, due to an increase in volume to 7,049.1 thousand tons in the transition period ended December 31, 2013, representing an increase of 9% as compared to the period ended December 31, 2012.

Radar

Radar’s revenues derived from investments in agricultural properties and the leasing of land in Brazilian rural markets totaled R$54.7 million in the transition period December 31, 2013. This represented a 50% increase as compared to the previous period, mainly due to the prior period only including six months of results of operations as the segment was created as a result of the gain of control of Radar in July 2012.

Comgás

Comgás’ revenues in the transition period ended December 31, 2013 amounted to R$4,888.9 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo, an increase of 414% as compared to the nine-month period ended December 31, 2012, mainly due to the fact that Comgás business was acquired in November 2012, therefore, the nine-month period ended December 31, 2012 only includes two months of the results of operations of Comgás subsequent to the acquisition.

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

Cost of Sales

	For Nine Months Ended December 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(5,590.0)	(4,791.0)	17%

Raízen Combustíveis (1)	(35,664.6)	(30,847.4)	16%

Cosan Logística	(447.4)	(325.4)	38%

Radar	(6.1)	(1.7)	248%

Comgás	(3,524.2)	(705.9)	399%

Lubricants	(900.5)	(792.8)	14%

Cosan’s other business	—	—	0%

IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	41,254.6	35,638.6	16%

Cost of Sales	(4,878.2)	(1,825.9)	167%

(1)
Includes 100% of these entities’ net sales which upon the application of IFRS 11, results of these investments is recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the nine-month period ended December 31, 2013 and fiscal years ended March 31, 2013 and 2012.

Our total cost of sales and services increased by 167% to R$4,878.2 million during the transition period ended December 31, 2013, from R$1,825.9 million during the nine-month period ended December 31, 2012 due to the factors described below.

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

Cosan Logística

The cost of Rumo’s services provided in the nine-month period ended December 31, 2013 increased 38%, to R$447.4 million, as compared to the period ended December 31, 2012, due to an increase in volumes transported of 19%, also causing an increase in the dilution of fixed costs.

Radar

Radar’s costs of sales and services totaled R$6.1 million in the nine-month period ended December 31, 2013 an increase of 248% as compared to the period ended December 31, 2012, due to the increase of land sales, and as a result of the comparative period only including six months of results of operations as the segment was created upon the gain of control of Radar in July 2012.

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

	For Nine Months Ended December 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(474.1)	(442.1)	7%
Raízen Combustíveis (1)	(808.1)	(761.1)	6%
Comgás	(422.4)	(108.2)	290%
Lubricants	(181.5)	(152.7)	19%
IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	1,282.2	1,203.2	7%
Selling expenses	(604.0)	(262.0)	131%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

Selling expenses increased by 131% to R$604.0 million during the transition period ended December 31, 2013 from R$262.0 million during the period ended December 31, 2012, due to the factors described below.

Raízen Energia

Raízen Energia’ selling expenses increased by 7%, from R$ 442.1 million to R$474.1 million in the transition period ended December 31, 2013 as compared to the period ended December 31, 2012, due primarily to logistics expenses and freight cost increase due to higher sales volume mainly by the increase of the sales volume of sugar by 8% and ethanol sale volume increase of 42%.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased by 6%, from R$ 761.1 million to R$808.1 million in the period ended December 31, 2013 as compared to the period ended December 31, 2012, due primarily to freight cost increase due to higher sales volume by 7%.

Comgás

Comgás’ selling expenses increased by  290%, from R$ 108.2 million to R$422.4 million in the period ended December 31, 2013 as compared to the period ended December 31, 2012, due primarily to Comgás acquisition in November 2012 and therefore the comparative period only including 2 months of results of operations.

Lubricants

Selling expenses increased 19% in the transition period ended December 31, 2013, to R$181.5 million, as compared to R$152.7 million in the period ended December 31, 2012, due primarily to the expansion in the lubricants commercial operations and to higher sales volume.

General and Administrative Expenses

	For Nine Months Ended December 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(411.6)	(354.9)	16%
Raízen Combustíveis (1)	(285.9)	(269.0)	6%
Cosan Logística	(57.6)	(41.4)	39%
Radar	(18.4)	(10.1)	82%
Comgás	(239.3)	(57.2)	318%
Lubricants	(52.6)	(51.9)	1%
Cosan’s other business	(99.2)	(119.8)	(17)%
IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	697.5	623.9	12%

General and administrative expenses	(466.9)	(280.5)	66%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.

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

Cosan Logística

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

Lubricants

General and administrative expenses totaled R$52.6 million in the transition period ended December 31, 2013, an increase of 1% when compared to the period ended December 31, 2012, due mainly to the expansion in the lubricants operations.

Other Income, Net

Other income, net comprises other income and expenses. Other income, net decreased from R$101.9 million in the period ended December 31, 2012 to R$76.3 million in the transition period ended December 31, 2013, mainly reflecting the result of Cosan’s other business due to the disposal of assets related to the distribution of aviation fuel infrastructure.

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

	For Nine Months Ended December 31,
	2013	2012
	(in millions of reais)
Finance expenses	(804.6)	(343.3)
Finance income	179.9	119.3
Foreign exchange Losses, net	(324.5)	(96.0)
Derivatives	235.5	76.7
	(713.7)	(243.3)

Finance Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness, such as debt, taxes and contingencies; (2) losses on monetary variation related to our financial investments; and (3) fees, commissions and other charges paid to financial institutions.

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

Finance Income. Our financial income consists primarily of: (1) gains on monetary variation related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the transition period ended December 31, 2013 totaled R$179.9 million, compared to financial income of R$119.3 million during the period ended December 31, 2012, due to the increase of income on financial investments.

Foreign exchange losses, net. Foreign exchange variation, net resulted in a loss of R$324.5 million in the transition period ended December 31, 2013 compared to a net loss of R$96.0 million in the period ended December 31, 2012. The negative effects from exchange variation occurred due to the depreciation of the real against the U.S. dollar. Our gross indebtedness denominated in a foreign currency was R$3,841.9 million at December 31, 2013, compared to R$2,442.6 million at December 31, 2012.

Derivatives. Derivatives resulted in a gain of R$235.5 million in the transition period ended December 31, 2013 compared with a net gain of R$76.7 million in the period ended December 31, 2012.

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

Results of Operations for the Fiscal Year Ended March 31, 2013 Compared to the Fiscal Year Ended March 31, 2012

Consolidated Results

The following table sets forth our consolidated income statement for the fiscal years ended March 31, 2013 and 2012:

	For Fiscal Year Ended March 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Consolidated Income Statement
Net sales	4,586.2	4,563.6	0%
Cost of sales	(3,211.3)	(3,696.2)	(13)%
Gross profit	1,374.9	867.4	59%
Selling expenses	(459.4)	(318.4)	44%
General and administrative expenses	(419.5)	(274.5)	53%
Other income (expense), net	173.7	(21.7)	(900)%
Gain on the de-recognition of subsidiaries to form the JVs	—	2,752.7	(100)%
Operating expenses	(705.2)	2,138.1	(133)%
Income before financial results, equity in earnings in and income taxes	669.7	3,005.5	(78)%

Equity in earnings of associates	70.4	39.2	80%
Equity in earnings of joint ventures	603.9	349.4	73%
Financial results	(423.1)	(259.1)	63%
Profit before taxes	920.9	3,135.0	(71)%
Income tax (expense) benefit (current)	(100.1)	(58.7)	70%
Income tax (expense) benefit (deferred)-	(26.3)	(960.4)	(97)%
Total income taxes	(126.4)	(1,019.1)	(88)%
Profit from continuing operations	794.5	2,115.8	(62)%
Profit from discontinued operations, net of tax -	138.9	64.2	116%
Profit for the period	933.5	2,180.1	(57)%
Net income attributable to non-controlling interests	509.4	1,003.7	(49)%
Net income attributable to owners of the parent	424.1	1,176.4	(64)%

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

The table below presents a breakdown of our net sales for the fiscal year ended March 31, 2013 and 2012:

Net Sales	For Fiscal Year Ended March 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	8,468.2	7,247.4	17%
Sugar	4,354.0	3,912.8	11%
Ethanol	3,299.9	2,871.5	15%
Energy cogeneration	569.7	235.1	142%
Other products and services	244.6	228.0	7%

Raízen Combustíveis (1)	43,532.2	35,096.1	24%
Fuels	43,516.0	35,032.8	24%
Other services	16.2	63.3	(74)%

Rumo	712.8	572.0	25%
Loading	150.0	141.0	6%
Transportation	549.4	413.4	33%
Other	13.3	17.6	(24)%

Radar (2)	51.9	—	100%
Property sale	4.7	—	100%
Land lease	47.1	—	100%
		—
Comgás (3)	2,399.0	—	100%
Industrial	1,535.9	—	100%
Residential	203.3	—	100%
Thermo generation	148.7	—	100%
Cogeneration	112.7	—	100%
Automotive	77.5	—	100%
Commercial	84.5	—	100%
Construction revenue	230.0	—	100%
Other	6.4	—	100%

Lubricants	1,422.5	1,037.7	37%
Lubricants	1,245.6	1,018.8	22%
Basic Oil	162.0	18.9	755%
Other	9.9	—	100%

Cosan’s other business	5.1	22.0	(77)%

IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	(52,000.5)	(39,411.6)	32%

Net sales	4,586.2	4,563.6	0%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.
(2)	Segment created from the gain control on the Radar and its subsidiaries in July 14, 2012.
(3)	Segment created from the acquisition of Comgás in November 5, 2012.

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

Energy cogeneration sales totaled R$569.7 million, increasing 142% or R$334.6 million in the fiscal year ended March 31, 2013. This was mainly due to a higher volume of energy generated and sold, due in part to an extended crushing period in the 2012/2013 harvest, an increase of 19% in the average price of energy, due to the spot market being affected by a lack of rains and the resulting depletion of hydro-electric energy reserves in the major reservoirs in the Southeast and Mid-West regions, and energy resale transactions in the spot market, which increased total volume sold.

Other products and services, consisting of mainly sales of steam, molasses and raw materials to service providers in the agricultural industry, increased 7% to R$244.6 million in the fiscal year ended March 31, 2013, from R$228.0 million in the fiscal year ended March 31, 2012.

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

Revenue from transportation increased by R$136.0 million, or 33%, to R$549.4 million, primarily as a result of the increased sugar volumes transported, better prices and adjustments to maintain contractual balance in rail transportation together with ALL, Rumo’s partner in transportation.

Loading sales revenue increased by R$9.0 million, or 6%, to R$150.0 million in the fiscal year ended March 31, 2013, as compared to the previous the period, due to an increase in volume to 8,565.6 thousand tons in the fiscal year ended March 31, 2013, representing an increase of 10% as compared to the fiscal year ended March 31, 2012.

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

Lubricants

The net revenue of Lubricants was R$1,422.5 million in the fiscal year ended March 31, 2013 resulting in an increase of 37% compared to the fiscal year ended March 31, 2012, primarily due to the consolidation of Comma Oil & Chemical’s results, which was acquired in the fiscal year ended March 31, 2013. The initiation of lubricant sales and distribution in Bolivia, Uruguay and Paraguay also helped to increase net revenue. Sales volume increased 32% in the fiscal year ended March 31, 2013, to 286.6 million liters.

Other Businesses

The net revenue of Cosan’s other business was R$5.1 million in the fiscal year ended March 31, 2013 resulting in a decrease of 77% compared to the fiscal year ended March 31, 2012.

Cost of Sales

	For Fiscal Year Ended March 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(6,881.9)	(5,577.8)	23%

Raízen Combustíveis (1)	(41,199.0)	(33,137.4)	24%

Rumo	(420.6)	(394.1)	7%

Radar (2)	(1.7)	—	100%

Comgás (3)	(1,738.3)	—	100%

Lubricants	(1,050.7)	(724.5)	45%

Cosan’s other business	—	(3.2)	(100)%

IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	48,080.9	36,140.8	33%

Cost of Sales	(3,211.3)	(3,696.2)	(13)%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.
(2)	Segment created from the gain control on the Radar and its subsidiaries in July 14, 2012.
(3)	Segment created from the acquisition of Comgás in November 5, 2012.

We divide Raízen Energia’s sugar and ethanol cost of sales and services into two major categories: agricultural costs and industrial costs. Agricultural costs include costs related to the production of sugarcane, acquiring sugarcane from suppliers, fertilizers, personnel costs, delivery and logistical services, land and equipment leases, depreciation and third-party services. Industrial costs include the purchase of raw materials (other than sugarcane), personnel costs, depreciation and other chemical and maintenance expenses. Raízen Combustíveis’ cost of sales and services includes petroleum derived products and feedstock purchased from Petrobras and ethanol from distilleries, freight costs between our terminals in our fuel distribution business and additives. Rumo Logística’s cost of sales and services includes personnel costs, equipment and port lease agreements, electricity and maintenance costs. Other Businesses’ costs of sales and services mainly includes costs associated with Cosan’s corporate structure and packaging materials, raw material and feedstock purchased from third parties in our lubricants business.

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

	For Fiscal Year Ended March 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)

Raízen Energia (1)	(638.8)	(511.8)	25%
Raízen Combustíveis (1)	(1,026.9)	(1,088.4)	(6)%
Comgás (2)	(259.8)	—	100%
Lubricants	(199.7)	(187.5)	6%
IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	1,665.8	1,469.3	13%

Selling expenses	(459.4)	(318.4)	44%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.
(2)	For a five-month period from the date of acquisition of Comgás.

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

Lubricants

Selling expenses increased 6% in the fiscal year ended March 31, 2013, to R$199.7 million, as compared to R$187.5 million in the fiscal year ended March 31, 2012, mainly due to the consolidation of Comma Oil & Chemicals.

General and Administrative Expenses

	For Fiscal Year Ended March 31,
	2013	2012	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(490.2)	(441.6)	11%
Raízen Combustíveis (1)	(361.6)	(356.9)	1%
Rumo	(58.1)	(41.5)	40%
Radar (2)	(14.9)	—	100%
Comgás (3)	(127.7)	—	100%
Lubricants	(72.5)	(31.1)	133%
Cosan’s other business	(146.4)	(120.9)	21%
IFRS 11 – Deconsolidated of adjustments/eliminations joint ventures and eliminations (1)	851.9	717.5	18%

General and administrative expenses	(419.5)	(274.5)	54%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and reassessed as investments.
(2)	For a nine-month period from the date of acquisition of Radar.
(3)	For a five-month period from the date of acquisition of Comgás.

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

Lubricants

General and administrative expenses totaled R$72.5 million in the fiscal year ended March 31, 2013, an increase of 133% when compared to the fiscal year ended March 31, 2012, due mainly to the expansion in the lubricants operations and expenditures related to the reorganization of Cosan’s corporate structure.

Cosan’s other business

General and administrative expenses totaled R$146.4 million in the fiscal year ended March 31, 2013, an increase of 21% when compared to the fiscal year ended March 31, 2012.

Other Income, Net

Other income, net comprises other income and expenses.  Other income, net increased from  a net loss of R$(21.7) million in the fiscal year ended March 31, 2012 to R$(173.7) million in the fiscal year ended March 31, 2013, mainly reflecting the result of Cosan’s other business due to disposal of assets related to the distribution of aviation fuel  infrastructure.

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

	For Fiscal Year Ended March 31,
	2013	2012
	(in millions of reais)
Finance expenses	(578.0)	(580.8)
Finance income	163.7	323.6
Foreign exchange losses, net	(83.3)	(16.5)
Derivatives	74.5	14.6
	(423.1)	(259.1)

Finance Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness; (2) losses on monetary variation related to our financial investments; and (3) fees, commissions and other charges paid to financial institutions.

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

Finance Income. Our financial income consists primarily of: (1) gains on monetary variation related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended March 31, 2013 totaled R$163.7 million, compared to financial income of R$323.6 million during the fiscal year ended March 31, 2012, representing a decrease of 49% due mainly to the decrease of interest income.

Foreign exchange losses, net. Foreign exchange variation, net resulted in a loss of R$(83.3) million in the fiscal year ended March 31, 2013 compared to a net loss of R$(16.5) million in the fiscal year ended March 31, 2012. The negative effects from exchange variation occurred due to the depreciation of the real against the U.S. dollar. Our gross indebtedness denominated in a foreign currency was R$3,480.0 million at March 31, 2013, compared to R$1,107.8 million at March 31, 2012.

Derivatives. Derivatives resulted in a gain of R$74.5 million in the fiscal year ended March 31, 2013 compared with a net gain of R$14.6 million in the fiscal year ended March 31, 2012.

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

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders. We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets. In the fiscal year ended December 31, 2014, the transition period ended December 31, 2013 and the fiscal years ended March 31, 2013 and March 31, 2012, the cash flow used in investing activities was funded mainly by increased borrowing. As of December 31, 2014, our consolidated cash and cash equivalents (not including investment securities) amounted to R$1,649.3 million compared to R$1,509.6 million for the nine-month period ended December 31, 2013, R$1,544.1 million for the fiscal year ended March 31, 2013, and R$1,036.2 million for the fiscal year ended March 31, 2012.

Cash Flow from Operating Activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2014 were R$1,117.2 million, compared to net cash flows generated by operating activities of R$1,148.5 million in the shorter  nine-month period to December 31, 2013. This decrease was mainly due to the non-cash equity income adjustment of the period, partially offset by the increase of exchange gains in the period mainly due to the increase of bank charges, impacted by the corporate restructuring and the payment of a consent fee in the period. In the fiscal year ended March 31, 2013 cash flows generated by operating activities were R$283.1 million, and R$652.0 million for the fiscal year ended March 31, 2012.

Cash Flow Used in Investing Activities

Net cash flows used in investing activities were R$331.7 million in the fiscal year ended December 31, 2014, compared to R$523.1 million in the shorter  nine-month period ended December 31, 2013, this variation was mainly attributable to the acquisition of the property, software and other intangibles additions in the period. For the fiscal year ended March 31, 2013 cash flows used in investing activities were of R$2,710.6 million, and R$1,180.2 million for the fiscal year ended March 31, 2012.

Cash Flow from Financing Activities

Net cash flows used in financing activities were R$635.5 million in the fiscal year ended December 31, 2014, compared to net cash flows generated by financing activities of R$673.4 million in the shorter nine-month period ending December 31, 2013, this variation was mainly due to the cash received from redeemable preferred shares, partially offset by the loans and borrowings paid in the period. In the fiscal year ended March 31, 2013 cash flows from financing activities were R$2,931.3 million and R$276.8 million for the fiscal year ended March 31, 2012.

Indebtedness

As of December 31, 2014, our outstanding debt totaled R$8,502.6 million of which R$1,056.4 million was short-term debt. Our debt consisted of R$3,994.6 million in local currency-denominated debt and R$4,508.1 million in foreign currency-denominated debt.

Our total debt of R$8,502.6 at December 31, 2014 decreased 6.5% as compared to our total debt of R$ 9,093.0 at December 31, 2013. Our short-term debt, comprised of our current portion of long-term debt and interest accrued, represented 12.4% of our total indebtedness at December 31, 2014. Our U.S. dollar-denominated debt at December 31, 2014 represented 50.4%, and our British pound sterling-denominated debt represented 2.6% of our total indebtedness. Our secured debt at December 31, 2014 represented 9.8% % of our total indebtedness, mostly in the form of land mortgage deeds, assignment/ pledge of credit rights, machinery and equipment, sugar and ethanol.

Certain of our long-term debt agreements, require us or certain of our subsidiaries, as applicable, to comply with certain financial and negative covenants, including our US$200 million and US$300 million 8% perpetual notes, our US$500 million 5% notes with maturity at 2023 and our R$850 million 9.5% notes with maturity at 2018, which limits the ability of their subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, engage in a merger, sale or consolidation transactions and create liens.

The Company, its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the fiscal year ended at December 31, 2014, the Company, its subsidiaries were in compliance with their debt covenants.

The principal financing activities for fiscal year ended December 31, 2014 are described below:

•	In August 2014, CLE raised R$24.8 million outside of Brazil, through Resolution 4131;

•	In October 2014, Cosan Limited rolled over R$99.5 million outside of Brazil, extending the debt’s maturity from October 2014 to October 2017;

•	In November 2014, Cosan S.A. raised R$ 253.5 million outside of Brazil, through Resolution 4131; and

•	In December 2014, Cosan Lubes Investments Limited rolled over its LIBOR UK Semiannual debt, extending its maturity to December 2019.

The table below shows the profile of our debt instruments:

	Interest
Description	Index	Actual interest rate (%)	December 31, 2014	December 31, 2013	March 31, 2013	April 01, 2012	Maturity date
Senior Notes Due 2018	Fixed	9.50	874,494	873,589	852,705	—	Mar-18
Senior Notes Due 2023	Dollar (US$)	5.00	1,352,796	1,086,716	987,914	—	Mar-23
BNDES	TJLP	7.75	288,209	526,716	707,759	—	Jun-17
BNDES	SELIC	14.17	274,000	159,894	310,358	—	Oct-20
BNDES	TJ462	7.80	834,565	525,636	77,477	—	Oct-20
Perpetual notes	Dollar (US$)	8.25	1,344,760	1,186,221	1,019,706	922,533	—
Working capital	Dollar (US$) + LIBOR	4.18	133,185	262,796	206,089	185,311	Sep-16
Working capital	CDI + 1.20%	12.91	101,515	—	—	—	oct-17
Working capital	CDI + 1.43%	13.17	85,628	—	—	—	sep-16
Credit notes	110.00% CDI	0	—	393,646	367,013	337,810	—
FINAME *	Fixed	4.04	307,230	277,298	309,574	309,474	Nov-22
FINAME *	URTJLP	6.93	457,570	428,916	405,335	322,228	May-22
Finem**	Fixed	3.50	3,420	—	—	—	Jan-24
Finem**	URTJLP	6.66	13,231	—	—	—	Jan-22
Finem**	IPCA	14.60	3,483	—	—	—	Nov-21
Leasing	100.00%	0	—	1,068	2,020	—	—
Foreign loans	LIBOR UK semiannual	3.88	224,047	209,340	167,021	—	Dec-19
EIB (European Investment Bank)	Dollar (US$)	2.07	691,463	633,223	528,902	—	Sep-21
Resolution 4131 ***	Dollar (US$) + LIBOR	1.18	29,338	—	—	—	Aug-15
Resolution 4131 ***	Dollar (US$) + LIBOR	1.59	266,006	—	—	—	Nov-15
Resolution 4131 ***	Dollar (US$) + LIBOR	2.72	466,494	413,477	549,106	—	Feb-18
Non-convertible debentures	123.00% CDI	0	—	1,443,941	1,394,694	—	—
Non-convertible debentures	CDI	11.81	131,229	164,144	70,321	—	Aug-14
Non-convertible debentures	Fixed rate + IPCA	11.98	447,386	417,231	-	—	Sep-20
FINEP ****	Fixed	5.00	165,032	89,104	89,020	—	Jan-21
Promissory notes	103.00% CDI	0	—	—	402,104	—	—
Credit assignment	CDI	0	—	—	60,886	—	—
Other		0	7,559	—	—	—	—
Consolidated Debt			8,502,640	9,092,956	8,508,004	2,077,356

Current			1,056,353	1,050,862	1,608,373	83,505
Non-current			7,446,287	8,042,094	6,899,631	1,993,851

* Finame: Machinery and Equipment Financing Program
** Finem: Financing Developments Program
*** Resolution 4131: funds raised outside of Brazil with several financial institutions
**** FINEP: Modality of Financing Program

Working Capital

As of December 31, 2014, we had working capital of R$594.2 million, compared to R$913.3 million as at December 31, 2013 (R$456.3 million in the fiscal year ended March 31, 2013 and R$1,297.0 million in the fiscal year ended March 31, 2012). The difference between the position at December 31, 2014 and December 31 2013 was primarily attributable to an increase in current liabilities which was caused by an increase in trade payables.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$1,063.4 million during the fiscal year ended December 31, 2014, compared to R$1,227.5 million during the unaudited twelve-month period ended December 31, 2013. For the nine-month period ended December 31, 2013 capital expenditures were R$976.1 million, and R$637.1 million during the fiscal year ended March 31, 2013.

The following table sets forth our capital expenditures for the fiscal year ended December 31, 2014, the twelve-month period ended December 31, 2013, the nine-month period ended December 31, 2013 and the fiscal years ended March 31, 2013 and 2012:

	For Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	For the Nine-Month Period Ended December 31, 2013	For Fiscal Year Ended March 31, 2013	For Fiscal Year Ended March 31, 2012
			(in millions of reais)
Rumo	273.6	255.1	198.0	266.7	269.0
Radar	1.1	2.4	0.1	0.8	-
Comgás	661.3	852.2	677.7	294.4	-
Lubricants	52.2	97.4	81.4	72.9	-
Other business	75.2	20.4	19.0	2.5	99.5
Total consolidated capital expenditures	1,063.4	1,227.5	976.1	637.1	368.5

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.”

As of December 31, 2014, the Company through its subsidiary Rumo, has contractual commitments in 2015 for the improvement of the railway network, to expand the logistics segment through 2015, for an amount of R$ 22.0 million. And, through its subsidiary Comgás, the Company has contractual commitments for the acquisition of intangible assets of R$ 13.3 million for the support and administration of the gas distribution network, as well as administrative and technology costs. We expect to fund such commitments through cash from operations.

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

E. Off-Balance Sheet Arrangements

Acquisition of assets

The Company, through its subsidiary Comgás, has contractual commitments for the acquisition of intangible assets amounting to R$13.257 million at December 31, 2014 compared to R$23.687 million on December 31, 2013 related to the acquisition, support and administration of the gas distribution network, as well as administrative and technology costs for the maintenance of the Company's business.

Lease Agreements

Lessor

The Company, through its subsidiary Radar, has operating leases on agricultural land for the production of sugar cane and other grains. The minimum lease receivables related to these agreements are calculated by the TRS and other commodities, and harvested volume per hectare as defined in contract. Revenues related to these contracts at December 31, 2014 are as follows:

Fiscal Year	December 31, 2014
(in millions of reais)
Within 1 year	66.0
More than 1 years	237.8
Total	303.8

Lessee

At December 31, 2014, future minimum lease payments on non-cancellable operating leases entered by Rumo are as follows:

Fiscal Year	December 31, 2014
(in millions of reais)
Within 1 year	56.6
More than 1 year less than 5 years	268.1
Total	324.7

The Company, through its subsidiary Comgás has 15 lease contracts for the rental of properties. Rental expense amounted to R$ 4.6 million for the fiscal year ending December 31, 2014 compared to R$ 5.7 million for the nine-month period ended December 31, 2013.

The lease terms are for a period of one to six years, and the majority of lease agreements are renewable at the end of the lease period at market rates. Future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	December 31, 2014	December 31, 2013
	(in millions of reais)
Within 1 year	4.1	4.8
More than 1 year less than 5 years	6.2	9.4
Total	10.3	14.2

Purchase

The Company through its subsidiary Rumo has contractual commitments in 2015 for an amount of R$ 22 million.

F. Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) at December 31, 2014:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in millions of reais)
Long-term debt obligations (1)	14,988.8	1,253.1	1,113.3	6,476.7	6,145.6
Operating lease obligations	333.4	333.4	—	—	—
Trade payables	1,034.3	1,034.3	—	—	—
Tax Amnesty and Refinancing Program – REFIS (1)	524.7	190.1	1.1	0.7	332.8
Total	16,881.3	2,811.0	1,114.5	6,477.4	6,478.4

(1)	Include future interests based on the applicable rates at December 31, 2014

Since December 31, 2014, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$874.5 million senior notes due March 2018;

•	R$1,352.8 million senior notes due March 2023;

•	R$1,396.8 million BNDES (finance lease) financing due between 2017 and 2022;

•	R$1,344.8 million perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$320.3 million working capital due 2016;

•	R$691.5 million loan from EIB (European Investment Bank) due 2021;

•	R$761.8 million loan from Resolution 4131 due February 2018;

•	R$578.6 million Debentures due between 2014 and 2020;

•	R$764.8 million Finame (finance lease) financing due 2022;

•	R$ 20.1 million Finem due between 2021 and 2024; and

•	R$396.6 million other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Recently Issued Accounting Standards

New IASB accounting standards have been published and/or reviewed and may be adopted for the current fiscal year, as described below. Except as described below, there are no other standards and interpretations issued but not yet adopted that may, in management’s opinion, have a significant impact on the results or equity disclosed by the Company.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption being permitted.

IFRS 15 Revenue from contracts with customers

IFRS 15, “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is currently assessing the potential impacts of adopting IFRS 15.

IAS 41 Agriculture

IAS 41, “Agriculture” currently requires that biological assets related to agricultural activity are measured at fair value less costs to sell. IASB has determined that “bearer plants” should be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. The standard is effective for annual reporting beginning on or after January 1, 2016 with early adoption permitted. The Company is assessing the potential impacts of adopting IAS 41.

IFRIC 21 Levies

IFRIC 21, “Levies”. IFRIC 21 sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. The Company is not currently subject to significant levies therefore it does not expect that the application of the new standard will have a material impact on the Company’s consolidated financial statements.

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

The following table lists the members of our board of directors:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan S.A.’s Board	Class(1)	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	III	Director	Chairman	1950
Marcus Vinicius Pratini de Moraes(2)	2007	2005	II	Director	—	1939
Marcelo Eduardo Martins	2009	2009	III	Director	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	I	Director	Director	1942
Marcos Marinho Lutz	2007	—	II	Director	—	1969
Pedro Isamu Mizutani	2007	2000	III	Director	Director	1959
George E. Pataki(2)	2007	—	I	Director	—	1945
Marcelo de Souza Scarcela Portela	2007	2009	II	Director	Vice Chairman	1961
José Alexandre Scheinkman(2)	2007	—	I	Director	—	1948
Burkhard Otto Cordes	2008	2005	II	Director	Director	1975
Hélio França Filho (2)	2009	—	III	Director	—	1959
Serge Varsano(2)	—	2009	—	—	Director	1955
Roberto de Rezende Barbosa	—	2009	—	—	Director	1950

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

Rubens Ometto Silveira Mello. Mr. Mello is our director and chairman. He is also chairman of the board of directors of Cosan S.A. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since

1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and is currently the chairman of the boards of Cosan S.A., Comgás and Raízen. He also holds the position of director of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

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

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief executive officer. He has been Cosan S.A.’s chief executive officer since November 2009 and served as chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infra-structure and energy at CSN (SID) and a board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

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

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and is also Cosan S.A.’s legal vice president, and a member of the board of directors. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montréal, QC, Canada.

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

The following table lists our current executive officers:

	Initial Year of Appointment			Position Held at
Name	Cosan Limited	Cosan S.A.	Cosan Logística S.A.	Cosan Limited	Cosan S.A.	Cosan Logística S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	—	2014	Chairman	—		1950
Marcos Marinho Lutz	2007	2009	2014	Chief Executive Officer	Board Member	Board Member	1969
Marcelo Eduardo Martins	2009	2009	2014	Chief Financial and Investor Relations Officer	Board Member	Board Member	1966
Marcelo de Souza Scarcela Portela	—	2009	2014	Legal Vice President and Board Member	Legal Vice President and Board Member	Legal Vice President and Board member	1961

The terms of the directors expire as follows: for Cosan Limited Directors in August 2015, for Cosan S.A. Directors in April 2017 and for Cosan Logística S.A. Directors in April 2017.

Cosan Limited’s officers are Rubens Ometto Silveira Mello, Marcos Marinho Lutz, Marcelo Eduardo Martins and Marcelo de Souza Scarcela Portela. Cosan S.A. officers are Marcelo de Souza Scarcela Portela, Nelson Roseira Gomes Neto and Ricardo Mussa. Cosan Logística’s officers are Julio Fontana Neto, José Cezário Menezes de Barros Sobrinho and Marcelo de Souza Scarcela Portela.

 The following is a summary of the business experience of Cosan S.A.’s and Cosan Logística’s executive officers who are not Cosan Limited directors. Unless otherwise indicated, the business address of the executive officers is Av. Presidente Juscelino Kubitschek, 1327, 4th floor, São Paulo, SP, Brazil.

Nelson Roseira Gomes Neto. Mr. Gomes Neto is Cosan S.A.’s CEO. He holds a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined Exxon Mobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008 he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, Lubricants Vice President.

Julio Fontana Neto. Mr. Neto is Cosan Logística S.A.’s CEO. He was formerly chief executive officer of MRS Logística S.A. with experience in logistics, railroad operations and infrastructure. He holds a bachelor’s degree in mechanical engineering (1978) and in business administration from Mackenzie University (1981) and a master’s degree in administration from IESE Business school – University of Navarra, Spain (2002).

Key managers

Name	Initial Year of Appointment to Cosan S.A.	Position Held – Cosan	Year of Birth
Nelson Roseira Gomes Neto	2008	Chief Executive Officer – Cosan S.A.	1970
Ricardo Mussa	2014	Lubricants Executive Officer – Cosan S.A.	1975
Luis Henrique Guimarães	2013	Chief Executive Officer – Comgás	1966

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

Pedro Mizutani is the Sugar, Ethanol and Energy Operational Officer and was previously CEO of Cosan S.A. Açúcar e Álcool. He maintains his responsibilities on sugar and ethanol production and cogeneration in the Joint Venture, with ultimate responsibility for the Sugar and Ethanol division. Mr. Mizutani has 27 years of experience in the sugar and energy sector and started his professional career at Cosan in the 1980s, having taken positions of increasing responsibility up to his current one. He is a member of the Board of Directors of UNICA and a professor at Fundação Getúlio Vargas’s post-graduation course;

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

Paulo Francisco de Almeida Lopes is the legal counsel and vice president. Mr. Francisco de Almeida Lopes holds a law degree from the Faculdade de Direito da Universidade do Estado do Rio de Janeiro - UERJ and specialized in Comparative International Law by the University of Texas at Dallas. Mr. Almeida Lopes has over 20 years of experience in the legal field for energy companies. Between 1983 and 1991, he held positions in Shell Brazil S.A.’s legal department. He was the legal manager of Billiton Metais S.A. (then a Shell Group company) between 1991 and 1993. He took the Legal Manager position for Shell International Petroleum Company Ltd., London, England, and Shell International Exploration and Production BV, at The Hague, Netherlands, between 1994 and 1998. He was the Legal Director of Exploration and Production of oil and gas for Shell Brazil S.A. between 1998 and 2001. Afterwards, he was the Legal Director of Companhia Vale do Rio Doce - CVRD until 2002. He was subsequently Legal Vice President of Shell Brazil Ltda, a position he held until 2011, when he assumed the position of Legal Vice President at Raízen Energia SA, a position he still holds.

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers in the fiscal year ended December 31, 2014 was R$79.4 million, in the transition period December 31, 2013 was R$39.0 million and in the fiscal year March 31, 2013 was R$106.6 million. The compensation to be paid to directors and executive officers of Cosan S.A. and its subsidiaries who also act as directors or executive officers of our company will be in addition to compensation paid to them by our company.

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

For details of the membership of our Audit Committee, see “—A. Directors and Senior Management—Committees of the Board of Directors—Audit Committee.”

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

D. Employees

As of December 31, 2014, we had 30,369 employees (including Raízen personnel). The following table sets forth the number of our total employees by segment for the dates indicated:

	December 31, 2014	December 31, 2013	March 31, 2013	March 31, 2012
Agricultural	13,950	15,236	18,208	19,156
Industrial	9,895	9,446	9,719	9,576
Administrative	5,648	4,850	5,387	5,160
Port	876	965	913	889
Total	30,369	30,497	34,227	34,781

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

Our total annual payroll was R$ 2,560 million (including Raízen) as of December 31, 2014, which includes a provision for vacations, and bonuses, taxes and social contributions

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. Members of our board of directors are not entitled to these benefits. All of our employees participate in profit sharing plans developed with the labor unions of which our employees are members, which provide performance-based compensation.

E. Share Ownership

As of December 31, 2014, the following members of the board of directors own Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello*	Chairman	7,307,361	96,332,044
Pedro Mizutani	Board Member	10,000	—
Burkhard Otto Cordes	Board Member	5,000	—

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

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

If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than redundancy, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase Cosan’s common shares, the opt ions that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

Cosan stock options held by Cosan’s executive officers may, at their option, be canceled and converted into awards of Cosan Limited, and as a result, we will comply with the limit of shares we have reserved for our equity incentive plan. Cosan’s stock options will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of Cosan’s common stock for a specified period immediately preceding the date of the completion of our initial public offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 174,355,341 class A common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 38.3% of our issued and outstanding share capital, and 85.3% of our voting power by virtue of his control of 100% of our class B series 1 common shares and 4.2% of our class A common shares. No class B series 2 common shares are currently issued and outstanding. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

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

The total number of BDRs held by Brazilian investors at December 31, 2014, was 21,297,719.

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

Cosan S.A.

As of December 31, 2014, we owned 62.30% of Cosan S.A.’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our Chairman, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

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

Cosan has signed a memorandum of understanding dated April 9, 2008 with Rezende Barbosa with the intention of merging into a new entity the port terminal facilities of Cosan Portuária with those at the neighboring site of Teaçu Armazéns Gerais S.A., owned by Rezende, or the “merged entity.” Cosan asked Tate & Lyle to provide its approval as the minority shareholder in Cosan Portuária to the arrangements. Tate & Lyle’s and Cosan’s equity interests in the merged entity would be held by a holding company owned by Cosan and Tate & Lyle. Because of the creation of the holding company, Cosan and Tate & Lyle entered into a shareholders’ agreement with respect to the holding company named COPSAPAR Participações S.A. in order to govern: (1) the election of the board of directors; (2) the exercise of voting rights in general shareholder meetings and meetings of the board of directors; and (3) the preemptive rights of shareholders.

On April 13, 2010, Tate & Lyle, through a Share Purchase Agreement, sold its entire stake on Copsapar Participações S.A. to Bunge Açúcar e Bioenergia Ltda, that had, on the same date, agreed to replace Tate & Lyle on the shareholder agreement with respect to Copsapar Participações S.A.

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

RADAR

In August 2008, Cosan entered into a shareholders’ agreement with TIAA - CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds approximately 37.7% of RADAR’s capital, with the remaining 62.3% being divided among other investors part of TIAA - CREF group. According to the shareholders’ agreement, COSAN retains the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

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

Comgás

On November, 5, 2012 Cosan concluded the acquisition of 60.05% of Comgás from BG Group for R$3.4 billion. Shell is part of the ownership group, holding 18.20% of Comgás’s shares, with 21.75% of Comgás held publicly.

ALL

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4.Information on the Company—A. History and Development of the Company” for further information.

Shareholders’ Agreements and Other Arrangements

Agreements Between Shell and Cosan

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

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 9 to our financial statements included elsewhere in this annual report.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings as further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$657.8 million as of December 31, 2014. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax. We recorded provisions of R$343.1 million for tax proceedings as of December 31, 2014. The principal tax proceedings are described below.

CLE filed a suit to challenge the balance sheet restatement index (“IPC”) established by the federal government in 1989, on the basis that such index did not reflect actual inflation at such time. The use of this index led CLE to overstate and overpay its corporate income taxes. CLE obtained a favorable preliminary court ruling that allowed it to recalculate the financial position using indexes that accurately measured the inflation over the period. In doing so CLE adjusted the amounts of corporate income taxes payable and identified that overpayments for such taxes were offset in subsequent years until 1997. Despite the favorable court rulings, tax authorities issued a notice of infringement to CLE challenging all of the taxes that were offset. No judicial deposits were made for these proceedings. The provision for this proceeding was R$74.9 million as of December 31, 2013. This proceeding was decided favorably to the Company and that provision was reverted at the period ended March 31, 2014. The provision amount at March 31, 2014, of R$75.1 million, was reversed, with the amounts of R$ 13.8 million recorded under income tax expense and R$ 61.3 million recorded under interest expenses.

During the period from October 2003 to November 2006 the subsidiary Cosan CL offset the FINSOCIAL tax with several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL tax. No judicial deposits were made for these proceedings. The provision for this proceedings was R$ 241.7 million as of December 31, 2014.

INSS – mainly includes amounts related to social security contributions levied on income, pursuant to art. 22a of Law 8.212/91, the constitutionality of which is being challenged in court. Judicial deposits have been made for the corresponding amounts. The provision for this proceeding was R$ 47.4 million as of December 31, 2014.

A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments in the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation, (b) assessment, as solidary debtor, for disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership signed between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool. The provision for ICMS credits was R$ 24.2 million as of December 31, 2014.

Civil claims. Cosan and its subsidiaries are parties to a number of civil legal claims related to (1) indemnity for material and moral damages; (2) public civil claims related to sugarcane stubble burning; and (3) environmental matters. Provisions for civil claims as of December 31, 2014 amounted to R$139.3 million.

Labor claims. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of overtime, night shift premium and risk premium, recognition of employment relationships, reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2014 amounted to R$175.5 million.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings relating to possible losses as of December 31, 2014 amounted to R$ 6,910.4 million of which R$5,400.2 million, R$1,118.2 million and R$ 392 million were related to tax, civil and labor claims respectively.

Other Proceedings

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$ 418.4 million as of December 31, 2014.

In 2009, the Brazilian Government created a tax amnesty and refinancing program, permitting taxpayers to settle their federal tax debts under previous refinancing programs, and other federal taxes subject to court disputes, with discounts on penalties and interest, and pay the balance in installments (“REFIS”). On June 28, 2011, CLE, as successor to Esso Brasileira de Petróleo Ltda., joined the tax amnesty and refinancing program upon request of ExxonMobil Brasil Holdings B.V. (“ExxonMobil”), the entity that is legally responsible for the tax contingencies existing up to the date of acquisition of Essobrás by us. As of December 31, 2014, the outstanding balance of REFIS was of R$ 332.4 million.

In October 10, 2013, ALL, issued a press release announcing that it has initiated legal actions in relation to the contracts entered with Rumo. Rumo, on the other hand, filed a request for arbitration against ALL, among other administrative and judicial measures to enforce their contractual rights and to request that ALL complies with the terms of the agreement signed in 2009, as amended, including the 4th and 5th amendment signed on May 31, 2013.

On May 12, 2014, Rumo and ALL officially suspended the arbitration and all court proceedings related to the performance of the agreements entered into on March 5, 2009. There are no judicial or other decisions suspending the validity of the contracts signed between ALL and Rumo.

As of December 31, 2014, Rumo has recorded accounts receivable for ALL amounting to R$446.7 thousand (R$225.4 thousand on December 31, 2013) as a result of remuneration laid down in contracts in accordance with IAS 18 - Revenue. Additionally, some compensation, amounting to R$183.1 thousand, including penalties and interest, were not recognized because they have not yet fulfilled all the criteria for revenue recognition.

Dividends and Dividend Policy

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy is similar to the current dividend policy of our principal subsidiaries, Cosan S.A. and Cosan Logística. Brazilian corporate law requires that the bylaws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders as either dividends or interest attributable to shareholders’ equity. We intend to pay cash dividends representing on an annual basis 25% of our annual consolidated net income, to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law.

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

Cosan Logística’s Dividend Policy

Cosan Logística’s dividend policy is the same as that of Cosan S.A.

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

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. The only exception would be for amounts related to 2014 tax statements. In this case, considering new tax legislation enacted in May 2014, if the amounts calculated using the accounting criteria in force in December 2007 (i.e. without IRFS effects) exceed a certain exemption limit, they would be taxed at a rate of 25%. Cosan did not surpass the exemption limit.

Brazilian tax laws permit Cosan to make distributions to shareholders of interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Brazilian Central Bank quarterly, and the amount of the deduction is limited to the largest of (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; and (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on shareholders’ equity is subject to withholding income tax at the rate of 25%.

Dividend Payments

On August 12, 2011, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 31, 2011. The dividends were paid to shareholders for the fiscal year 2011 ended March 31, 2011 totaling US$76,097,326.26 corresponding to US$0.281126238 per common share or the equivalent to R$0.46104709032 to holders of BDRs, without withholding income tax.

On August 27, 2012, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 31, 2012. The dividends were paid to shareholders for the fiscal year ended March 31, 2012 totaling US$77,385,210.58 corresponding to US$0.285884067 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On August 13, 2013, the board of directors approved the distribution of the entire dividend received by Cosan Limited from Cosan S.A. on August 13, 2013. The dividends were paid to shareholders for the fiscal year ended March 31, 2013 totaling US$82,405,674.26 corresponding to US$ 0.304431158 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On May 20, 2014, the board of directors approved the distribution of the intermediary dividend received by Cosan Limited from Cosan S.A. on May 20, 2014. The dividends were paid to shareholders for the fiscal year ended December 31, 2013 totaling US$42,037,712.92 corresponding to US$ 0.155299860 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On October 30, 2014, the board of directors approved the distribution of the intermediary dividend received by Cosan Limited from Cosan S.A. on October 30, 2014. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling US$38,345,901.31 corresponding to US$ 0.144870503 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

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

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE (US$ per common share)
	High	Low
Fiscal Year Ended March 31, 2010	9.75	2.40
Fiscal Year Ended March 31, 2011	14.57	7.95
Fiscal Year Ended March 31, 2012	15.11	9.08
Fiscal Year Ended March 31, 2013	21.31	11.29
Nine Months Ended December 31, 2013	20.95	13.20
Fiscal Year Ended December 31, 2014	14.65	6.17

Fiscal Quarter
First Fiscal Quarter 2012	13.35	10.83
Second Fiscal Quarter 2012	12.82	9.44
Third Fiscal Quarter 2012	12.39	9.08
Fourth Fiscal Quarter 2012	15.11	11.10
First Fiscal Quarter 2013	15.23	11.29
Second Fiscal Quarter 2013	15.86	12.27
Third Fiscal Quarter 2013	17.31	15.42
Fourth Fiscal Quarter 2013	21.31	17.53
Three-month period ended June 30, 2013	20.95	15.34
Three-month period ended September 30, 2013	16.76	13.20
Three-month period ended December 31, 2013	16.13	13.46
First Fiscal Quarter 2014	13.72	10.45
Second Fiscal Quarter 2014	14.27	11.53
Third Fiscal Quarter 2014	14.66	10.76
Fourth Fiscal Quarter 2014	11.70	6.18

Month
October 2013	16.13	15.39
November 2013	15.90	14.42
December 2013	14.53	13.46
January 2014	13.54	11.56
February 2014	12.40	10.93
March 2014	12.15	10.45
April 2014	12.71	11.53
May 2014	12.66	11.92
June 2014	14.27	12.50
July 2014	13.56	12.07
August 2014	14.50	11.64
September 2014	14.66	10.90
October 2014	11.70	9.53
November 2014	10.59	8.70
December 2014	9.15	6.18
January 2015	7.80	6.82
February 2015	8.06	6.99
March 2015	7.34	6.22
April 2015 (through April 24, 2015)	7.70	6.80

Source: Bloomberg

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT33	BM&FBOVESPA (reais per BDR)
	High	Low
Fiscal Year Ended March 31, 2010	17.65	5.78
Fiscal Year Ended March 31, 2011	24.15	14.89
Fiscal Year Ended March 31, 2012	27.90	15.70
Fiscal Year Ended March 31, 2013	42.40	22.99
Nine-month Period Ended December 31, 2013	43.00	31.22
Fiscal Year Ended December 31, 2014	33.00	17.08

Fiscal Quarter
First Fiscal Quarter 2012	20.37	16.65
Second Fiscal Quarter 2012	19.27	15.02
Third Fiscal Quarter 2012	21.86	16.67
Fourth Fiscal Quarter 2012	27.35	19.61
First Fiscal Quarter 2013	27.45	22.99
Second Fiscal Quarter 2013	32.50	24.80
Third Fiscal Quarter 2013	36.00	31.70
Fourth Fiscal Quarter 2013	42.40	35.89
Three-month period Ended June 30, 2013	43.00	34.69
Three-month period Ended September 2013	37.50	31.22
Three-month period Ended December 31, 2013	36.00	32.00
First Fiscal Quarter 2014	33.00	24.31
Second Fiscal Quarter 2014	28.20	17.08
Third Fiscal Quarter 2014	32.77	26.45
Fourth Fiscal Quarter 2014	28.20	17.08

Month
October 2013	36.00	33.80
November 2013	35.89	33.45
December 2013	34.50	32.00
January 2014	31.55	28.30
February 2014	29.69	27.31
March 2014	28.05	24.31
April 2014	28.47	25.50
May 2014	28.08	26.42
June 2014	31.70	28.08
July 2014	30.00	27.05
August 2014	32.49	26.50
September 2014	32.77	26.45
October 2014	28.20	24.00
November 2014	26.64	22.50
December 2014	23.52	17.08
January 2015	20.80	17.45
February 2015	22.33	18.75
March 2015	21.79	20.26
April 2015 (through April 24, 2015)	23.44	21.59

Source: Bloomberg

On April 24, 2015, the reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$7.28 and R$21.59 per class A common share and BDR representing our class A common shares, respectively.

Trading History of Cosan’s Common Shares

Prior to our initial public offering and the formation of our company, Cosan’s common shares were listed on the “Novo Mercado” segment of the BM&FBOVESPA under the symbol “CSAN3.” In April 2008, we offered to exchange our class A common shares in exchange for all of Cosan’s outstanding common shares not owned by us or our affiliates, or the exchange offer. Because the exchange offer was completed and not all shareholders accepted our exchange offer, we did not, and do not expect to, seek delisting of Cosan’s common shares from trading on the “Novo Mercado.” For more information regarding the exchange offer see our registration statement on Form F-4 (Registration No. 333-147235) filed by the Company with the U.S. Securities and Exchange Commission.

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

The following table sets forth the high and low closing sales prices for Cosan’s common shares on the BM&FBOVESPA for the periods indicated.

COSAN S.A. IND. E COM COMMON SHARES; TICKER: CSAN3	BM&FBOVESPA (reais per common share)
	High	Low
Fiscal Year Ended March 31, 2010	25.60	10.08
Fiscal Year Ended March 31, 2011	28.85	18.00
Fiscal Year Ended March 31, 2012	34.01	19.13
Fiscal Year Ended March 31, 2013	47.99	28.47
Nine-month Period Ended December 31, 2013	49.02	39.28
Fiscal Year Ended December 31, 2014	41.60	25.86

Fiscal Quarter
First Fiscal Quarter 2012	25.71	20.38
Second Fiscal Quarter 2012	24.99	19.13
Third Fiscal Quarter 2012	27.45	22.54
Fourth Fiscal Quarter 2012	34.01	26.17
First Fiscal Quarter 2013	33.79	28.47
Second Fiscal Quarter 2013	37.15	29.45
Third Fiscal Quarter 2013	42.37	36.80
Fourth Fiscal Quarter 2013	47.99	42.11
Three-month Period Ended June 30, 2013	49.02	41.34
Three-month Period Ended September 30, 2013	44.00	39.90
Three-month Period Ended December 30, 2013	44.92	39.28
First Fiscal Quarter 2014	35.41	29.34
Second Fiscal Quarter 2014	36.94	31.35
Third Fiscal Quarter 2014	41.60	32.65
Fourth Fiscal Quarter 2014	37.90	25.86

Month
November 2013	44.66	42.18
December 2013	41.95	39.28
January 2014	38.74	35.25
February 2014	36.60	34.00
March 2014	35.26	32.80
April 2014	34.65	31.40
May 2014	35.17	32.91
June 2014	36.94	33.67
July 2014	35.87	33.05
August 2014	41.60	32.65
September 2014	41.60	34.60
October 2014	37.90	30.70
November 2014	34.59	29.93
December 2014	31.90	25.86
January 2015	27.80	23.44
February 2015	28.29	25.03
March 2015	29.11	25.59
April 2015 (through April 24, 2015)	30.04	28.77

Source: Bloomberg

On April 24, 2015, the reported closing sale price of Cosan’s common shares on the BM&FBOVESPA was R$29.46 per share.

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

Not applicable.

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

C. Material Contracts

For the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

D. Exchange Controls

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including BDRs, on a Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325. With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial and capital markets involving a security traded on a stock, futures or organized and authorized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our BDRs are made through the exchange markets and are subject to restrictions under foreign investment regulations which generally require, among other things, registration with the Brazilian Central Bank and the CVM. In order to subscribe BDRs through the foreign exchange market, under the Resolution 2,689, an investor residing outside Brazil must:

•	appoint at least one representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Brazilian Central Bank and the CVM; and

•	through its representative, register itself as a foreign investor with the CVM and register the investment with the Brazilian Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors are generally restricted to transactions on the Brazilian stock exchanges and organized over-the-counter markets involving securities listed for trading in such markets.

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

If you are a partnership for U.S. federal income tax purposes holding our common shares, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and the activities of your partnership. Partnerships holding our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our common shares.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on our common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long-term capital gains, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities transactions and certain commodities. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2014. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you held our common shares, gain recognized by you on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our common shares exceeded 125% of the average of the annual distributions on common shares received by you during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of our common shares. You should consult your tax adviser to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates applicable to long-term capital gains discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our common shares during any year in which the Company is a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules.

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

Certain U.S. Holders who are individuals may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by U.S. financial institutions). Certain U.S. Holders that are entities may be subject to similar rules in the future. You should consult your tax adviser regarding your reporting obligations with respect to the ownership and disposition of our common shares.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Brazil 20159-900.

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

Based on the sugar sales volumes in the fiscal year ended December 31, 2014, a hypothetical 10% decrease in unhedged prices would reduce our sugar net sales by approximately R$36.9 million as set forth below.

	Fair Value - Net Sales (**)	Sales Volume	Market Risk - 10% Price Decrease
	(in millions of reais)	(in thousand tons of sugar or thousand liters of ethanol)	(in millions of reais)
Ethanol sales volume (unhedged) in the nine months ended December 31, 2014	3,055.5	2,081.7	305.6
Sugar sales volumes in the nine months ended December 31, 2014	2,834.1	3,110.4	73.8
Hedged sugar position at December 31, 2014 (*)	2,095.9	2,279.3	—
VHP sugar (NY no. 11)	2,095.9	2,279.3	—
White sugar (LIFFE no. 5)	—	—	—
Unhedged sugar position at December 31, 2014	738.2	831.1	73.8

(*)	Includes derivative futures and firm commitments with customers where there are already fixed prices for the sugar to be sold.
(**)	Represents 100% of the financial instruments of Raízen Energia, of which the Cosan S.A. proportionately consolidates only 50%.

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

Based on the foregoing, we believe that as of December 31, 2014 a hypothetical 10% decrease in prices would increase our net commodities risk by R$511.4 million as set forth below.

	Fair Value - Net Purchases	Commodities Risk - 10% Price Decrease
	(in millions of reais)
Total unhedged position at December 31, 2014	738.2	73.8
Sugarcane supplied by growers in nine months ended December 31, 2014	2,409.5	240.9
Sugarcane from leased land in nine months ended December 31, year 2014	1,966.4	196.6
Net unhedged position at December 31, 2014	5,114.0	511.4

As of December 31, 2014, Raízen had entered into hedging agreements with respect to 1,168.1 thousand tons of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$17.1 per tonne and 20.3 thousand tons of white sugar at an average price of US$415.7 per tonne.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2014. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk - Commodities Derivatives Opened as at December 31, 2014

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (unit)	Notional (R$ thousand)	Fair value (R$ thousand)
Future	Sold	NYSE LIFFE	Sugar#5	Apr/15	3,750 t	3,993	5
Future	Sold	NYSE LIFFE	Sugar#5	Jul/15	5,850 t	6,220	(18)
Future	Sold	NYSE LIFFE	Sugar#5	Sep/15	7,800 t	8,672	(44)
Future	Sold	NYSE LIFFE	Sugar#5	Nov/15	2,850 t	3,235	(17)
Future	Sold	ICE	Sugar#11	Feb/15	1,372,376t	1,387,615	222,268
Future	Sold	ICE	Sugar#11	Apr/15	231,202 t	220,244	18,242
Future	Sold	ICE	Sugar#11	Jun/15	338,344 t	333,224	31,074
Future	Sold	ICE	Sugar#11	Sep/15	464,131 t	474,378	48,481
Future	Sold	ICE	Sugar#11	Feb/16	111,105 t	114,146	9,952
Future	Sold	ICE	Sugar#11	Jun/16	7,264 t	7,861	867
Future	Sold	ICE	Sugar#11	Sep/16	5,944 t	6,504	716
Sub-total of sugar future sold					2,550,616 t	2,566,092	331,526

Future	Purchased	ICE	Sugar#11	Feb/15	(1,153,316) t	(1,122,075)	(141,434)
Future	Purchased	ICE	Sugar#11	Apr/15	(152,255) t	(146,412)	(13,387)
Future	Purchased	ICE	Sugar#11	Jun/15	(23,928) t	(22,678)	(1,309)
Future	Purchased	ICE	Sugar#11	Sep/15	(21,642) t	(20,623)	(764)
Future	Purchased	ICE	Sugar#11	Feb/16	(9,144) t	(9,204)	(411)
Sub-total of sugar future purchased					(1,360,285) t	(1,320,992)	(157,305)
Sub-total of sugar					1,190,331 t	1,245,100	174,221

Future	Sold	BM&FBovespa	Ethanol	Dec/14	11,520 m³	13,995	41
Future	Sold	BM&FBovespa	Ethanol	Jan/15	3,000 m³	4,020	15
Future	Sold	BM&FBovespa	Ethanol	Mar/15	12,300 m³	15,164	(61)
Future	Sold	NYMEX	Ethanol	Jan/15	2,520 m³	10,874	407
Future	Sold	NYMEX	Ethanol	Feb/15	2,520 m³	10,874	641
Future	Sold	NYMEX	Ethanol	Mar/15	2,520 m³	10,874	596
Future	Sold	NYMEX	Ethanol	Apr/15	2,940 m³	13,014	968
Future	Sold	NYMEX	Ethanol	May/15	2,940 m³	13,014	933
Future	Sold	NYMEX	Ethanol	Jun/15	2,940 m³	13,014	900
Future	Sold	CHGOETHNL	Ethanol	Jan/15	116,480 m³	132,562	5,564
Future	Sold	CHGOETHNL	Ethanol	Feb/15	50,400 m³	55,818	2,093
Future	Sold	CHGOETHNL	Ethanol	Mar/15	44,000 m³	48,074	963
Future	Sold	CHGOETHNL	Ethanol	Apr/15	45,600 m³	54,484	5,440
Future	Sold	CHGOETHNL	Ethanol	May/15	41,600 m³	50,046	5,177
Future	Sold	CHGOETHNL	Ethanol	Jun/15	41,600 m³	50,046	5,055
Future	Sold	EURTHNL T2	Ethanol	Jan/15	2,000 m³	2,944	(16)
Sub-total of ethanol future sold					384,880 m³	498,817	28,716

Future	Purchased	BM&FBovespa	Ethanol	Dec/14	(17,460 m³)	(21,690)	(61)
Future	Purchased	BM&FBovespa	Ethanol	Jan/15	(18,240 m³)	(22,913)	(91)
Future	Purchased	BM&FBovespa	Ethanol	Mar/15	(15,000 m³)	(19,022)	75
Future	Purchased	NYMEX	Ethanol	Jan/15	(2,940 m³)	(13,044)	(833)
Future	Purchased	NYMEX	Ethanol	Feb/15	(2,940 m³)	(13,044)	(1,105)
Future	Purchased	NYMEX	Ethanol	Mar/15	(2,940 m³)	(13,044)	(1,052)
Future	Purchased	NYMEX	Ethanol	Apr/15	(1,260 m³)	(5,586)	(424)
Future	Purchased	NYMEX	Ethanol	May/15	(1,260 m³)	(5,586)	(409)
Future	Purchased	NYMEX	Ethanol	Jun/15	(1,260 m³)	(5,587)	(395)
Future	Purchased	CHGOETHNL	Ethanol	Jan/15	(156,640 m³)	(190,687)	(19,903)
Future	Purchased	CHGOETHNL	Ethanol	Feb/15	(85,600 m³)	(104,359)	(13,112)
Future	Purchased	CHGOETHNL	Ethanol	Mar/15	(61,600 m³)	(72,340)	(8,385)
Future	Purchased	CHGOETHNL	Ethanol	Apr/15	(57,600 m³)	(63,392)	(1,443)
Future	Purchased	CHGOETHNL	Ethanol	May/15	(53,600 m³)	(59,045)	(1,234)
Future	Purchased	CHGOETHNL	Ethanol	Jun/15	(53,600 m³)	(59,020)	(1,047)
Future	Purchased	EURTHNL T2	Ethanol	Jan/15	(3,000 m³)	(4,221)	200
Sub-total of ethanol future purchased					(534,940 m³)	(672,580)	(49,219)
Physical fixed	Sold	CHGOETHNL	Ethanol	Jan15-Oct/15	275,684 m³	427928	30621
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan15-Oct/15	(250,578 m³)	(338,805)	2461
Sub-total of physical fixed					25,106 m³	89,123	33,082
Sub-total of ethanol					(124,954) m³	(84,640)	12,579

Interest Rate Risk

We have fixed and floating rate indebtedness and, therefore, we are exposed to market risk as a result of changes in interest rates, See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the LIBOR (London Interbank Offered Rate) indexed interest rate, TJLP (Long-term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index) and CDI (Interbank Deposit Certificate) indexed debt on the Company’s financial results.

As of December 31, 2014, 51.6%, or R$4,394.2 million (34.6% or R$4,048.9 million as of December 31, 2013) of our consolidated total debt outstanding was fixed rate debt.

The majority of Cosan’s debt, except the jointly-controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. However, we have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2014 a hypothetical 10% increase in all interest rates would increase our financial expenses by R$4.1 per year based on the net financial expenses we recorded in our consolidated income statement for the fiscal year ended December 31, 2014.

Foreign Currency Exchange Rate Risk

The foreign exchange variations to which Cosan, except Raízen, are exposed are mainly related to perpetual bond issuances amounting to US$500 million. We use derivatives to hedge the cash flows for payment of interest on this debt against a possible appreciation of U.S. dollar against the real through November of 2015, when this debt can be redeemed. In addition, basic oil imports for the lubricants business are also exposed to foreign exchange variations, hedged by derivatives on a case-by-case basis.

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars, exposing it to the risk of variations in the real to U.S. dollar exchange rate of R$5,871.0 million.

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

At December 31, 2014, we had outstanding currency derivatives fair valued at R$556.0 million (R$184.8 million in the fiscal year ended March 31, 2013) which were represented by forward, future, swap and put option contracts as disclosed in note 32 of our consolidated financial statements.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the U.S. dollar would increase our export sales by approximately R$9.7 million per year, based on the level of our total export sales for the fiscal year ended December 31, 2014, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
U.S. dollar financial instruments outstanding at December 31, 2014: (in thousands of reais)

Raízen
Denominated debt	5,871,026	5,871,026	587,103

Denominated receivables	(291,765)	(291,765)	(292)

Denominated derivative financial instruments (net)	(1,935,458)	8,325	190,047
- Future sale commitments	5,181,829	55,540	(517,693)
- Future purchase commitments	(5,693,884)	(64,224)	568,692
- Forward sale commitments	1,314,650	(16,278)	(132,810)
- Forward purchase commitments	(2,542,865)	45,665	252,339
- Exchange lock sale commitments	49,586	(3,399)	(4,959)
- Exchange lock purchase commitments	(31,792)	3,621	3,179
Net potential impact	(212,982)	(12,600)	21,298
Eliminate 50%	3,643,803	5,587,586	190,342
Net Potential impact — Raízen	(1,821,902)	(2,793,793)	(95,171)

Other Cosan
Denominated debt	4,695,231	4,695,231	469,523

Denominated receivables	(25,323)	(25,323)	(2,532)

Denominated derivative financial instruments (net)	556,033	556,033	90,485
- Exchange lock commitments	556,033	556,033	90,485

Net potential impact Cosan	5,225,941	5,225,941	557,476

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2014, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013. Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2014.

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

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2014, has been audited by PricewaterhouseCoopers Auditores Independentes (“PwC”), an independent registered public accounting firm, which appears on page F-3.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially or significantly affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. Marcus Vinicius Pratini de Moraes (chairman), Mailson Ferreira da Nóbrega, and Felicio Mascarenhas de Andrade.

These members are independent, and our board of directors has determined that both Marcus Vinicius Pratini de Moraes and Mailson Ferreira da Nóbrega are “Audit Committee Financial Experts” in accordance with SEC rules and regulations.

Item 16B. Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Although not required under Bermuda law, the Company has adopted a code of business conduct and ethics for directors, officers and employees as provided for in NYSE Rule 303A.10, which has been filed with the SEC. See Exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to us by PwC for services performed in the fiscal year ended December 31, 2014, the nine-month period ended December 31, 2013 and fiscal year ended March 31, 2013, presented in thousands of reais:

	At December 31, 2014	At December 31, 2013	At March 31, 2013
	(in thousands of reais)
Audit fees	3,541	3,248	1,161
Audit related fees	262	218	530
All other fees	—	—	—
Total consolidated audit fees	3,803	3,466	1,691

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

In previous fillings, fees included amounts for several affiliates that were proportionally consolidated. As from 2013 they are accounted for under the equity method and are excluded from the fees.

Other Fees

PwC other fees refer to other assurance services regarding the review of comfort letters in connection with our bond issuances.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by PwC. Any services provided by PwC that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

PricewaterhouseCoopers Auditores Independentes, or “PwC” was appointed to act as our independent registered public accounting firm for a three-year period to audit our consolidated financial statements for the fiscal year ended March 31, 2013, the nine-month-period ended December 31, 2013 and the fiscal year ended December 31, 2014. On April 27, 2015, our Audit Committee approved the engagement of KPMG Auditores Independentes, or “KPMG”, to act as our independent registered public accounting firm for our financial periods beginning as of January 1, 2015.

PwC’s reports on our consolidated financial statements for the nine-month-period ended December 31, 2013 and the fiscal year ended December 31, 2014 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2014 and 2013 and the subsequent interim period through April 27, 2015, there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided PwC with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

We did not consult KPMG during our two most recent fiscal years or any subsequent interim period regarding the application of accounting principles to a specific transaction, either completed or proposed, or regarding the type of audit opinion that might be rendered by PwC on our financial statements Further, KPMG did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F.

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

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer

13.3	Financial Statements for the fiscal years ended March 31, 2015, 2014 and 2013 of Raízen Energia and Raízen Combustíveis **

16.1
Letter from PricewaterhouseCoopers Auditores Independentes to the SEC dated April 30, 2015 confirming that PricewaterhouseCoopers Auditores Independentes agrees with the disclosures made by the Company in Item 16F of this annual report on Form 20-F.

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

Date:        April 30, 2015

Cosan Limited Consolidated financial statements at December 31, 2014 and report of independent registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2014

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control- Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2014, the Company's internal control over financial reporting is effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Auditores Independentes, the Company's independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil
March 18, 2015

By:	/s/ Marcos Marinho Lutz	By:	/s/ Marcelo Eduardo Martins
	Name: Marcos Marinho Lutz		Name: Marcelo Eduardo Martins
	Title: Chief Executive Officer		Title: Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Cosan Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss and other comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cosan Limited and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for the year ended December 31, 2014, nine month-period ended December 31, 2013 and for the year ended March 31, 2013  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting”. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Campinas, Brazil

March 18, 2015

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Cosan Limited

Consolidated statement of financial position
(In thousands of Brazilian Reais - R$)

	Note	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	6	1,649,340	1,509,565
Investment securities		149,735	87,978
Trade receivables	7	865,109	844,483
Derivative financial instruments	31	30,069	-
Inventories	8	353,720	311,980
Receivables from related parties	11	38,357	46,788
Income tax receivable		94,100	56,340
Other current tax receivable	9	78,818	85,433
Other financial assets	10	69,683	63,054
Dividends receivable		36,130	26,350
Other		174,957	217,927
		3,540,018	3,249,898

Assets held for sale	14	25,089	314,104

Total current assets		3,565,107	3,564,002

Trade receivables	7	480,992	238,460
Deferred tax assets	20	214,164	232,188
Receivables from related parties	11	212,527	504,481
Income tax receivable		8,778	49,268
Taxes recoverable	9	17,299	18,366
Judicial deposits	21	418,385	361,554
Other financial assets	10	370,497	407,107
Derivative financial instruments	31	860,509	513,934
Other non-current assets		648,669	493,340
Investment in associates	12	130,677	103,316
Investment in joint ventures	13	8,404,503	8,498,259
Investment properties	14	2,641,978	2,281,509
Property, plant and equipment	15	1,435,890	1,271,910
Intangible assets and goodwill	16	10,286,373	10,078,040

Total non-current assets		26,131,241	25,051,732

Total assets		29,696,348	28,615,734

Cosan Limited

Consolidated statement of financial position
(In thousands of Brazilian Reais - R$)

	Note	December 31, 2014	December 31, 2013
Liabilities
Loans and borrowings	17	1,056,353	1,050,862
Derivative financial instruments	31	13,803	50,879
Trade payables	18	1,112,459	862,429
Employee benefits payable		120,416	103,296
Income tax payable		30,905	28,143
Other taxes payable	19	307,741	199,056
Dividends payable		33,354	92,759
Payables to related parties	11	137,441	105,463
Other		158,471	157,806

Total current liabilities		2,970,943	2,650,693

Loans and borrowings	17	7,446,287	8,042,094
Derivative financial instruments	31	319,632	280,462
Other taxes payable	19	334,565	1,010,767
Provision for legal proceedings	21	657,779	722,458
Pension and post-employment benefits	33	301,850	339,135
Deferred tax liabilities	20	1,739,274	1,698,622
Preferred shareholders payable in subsidiaries	22	1,926,888	-
Other		509,823	551,739

Total non-current liabilities		13,236,098	12,645,277

Total liabilities		16,207,041	15,295,970

Shareholders' equity
Share capital		5,328	5,328
Additional paid in capital		3,887,109	3,828,858
Other comprehensive loss		(165,618)	(84,887)
Retained earnings		2,117,739	2,136,975
Equity attributable to owners of the parent		5,844,558	5,886,274
Non-controlling interests	12	7,644,749	7,433,490

Total shareholders' equity		13,489,307	13,319,764

Total shareholders' equity and liabilities		29,696,348	28,615,734

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Net sales	26	9,062,304	6,878,214	4,586,209
Cost of sales	27	(6,413,720)	(4,878,229)	(3,211,309)

Gross profit		2,648,584	1,999,985	1,374,900

Selling expenses	27	(881,543)	(603,965)	(459,433)
General and administrative expenses	27	(668,613)	(466,933)	(419,533)
Other income (expense), net	29	(21,240)	76,272	173,739

Operating expense		(1,571,396)	(994,626)	(705,227)

Income before financial results,
equity in earnings in and income taxes		1,077,188	1,005,359	669,673

Equity in earnings of investees
Equity in earnings of associates	12	3,540	5,497	70,414
Equity in earnings of joint ventures	13	588,428	242,036	603,912
		591,968	247,533	674,326
Financial results	28
Finance expense		(1,060,802)	(804,606)	(578,005)
Finance income		217,112	179,904	163,663
Foreign exchange losses, net		(300,521)	(324,495)	(83,254)
Derivatives		161,363	235,485	74,483
		(982,848)	(713,712)	(423,113)

Profit before taxes		686,308	539,180	920,886

Income tax (expense) benefit	20
Current		(156,502)	(129,976)	(100,049)
Deferred		112,673	90,782	(26,304)
		(43,829)	(39,194)	(126,353)

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income
(In thousands of Brazilian Reais – R$, except earnings per share)

Profit from continuing operations			642,479		499,986		794,533
Profit from discontinued operations, net of tax			-		-		138,918

Profit for the period			642,479		499,986		933,451

Other comprehensive income
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plan			46,988		42,438		(52,253)
Taxes on items that will not
be reclassified to profit or loss			(15,976)		(14,429)		17,766
			31,012		28,009		(34,487)

Items that may be reclassified to profit or loss:
Foreign currency translation effect			(75,408)		(42,891)		2,583
Gain (loss) on cash flow hedge in joint ventures and
subsidiary			(53,958)		(6,426)		35,695
Revaluation of investment properties			-		-		83,318
Changes in fair value of
available for sale securities			9,110		13,753		10,806
Taxes on items that may be
reclassified to profit or loss			(3,097)		(4,676)		103,743
			(123,353)		(40,240)		236,145

Total other comprehensive income (loss), net of tax			(92,341)		(12,231)		201,658

Total comprehensive income			550,138		487,755		1,135,109

Net income attributable to:
Owners of the Parent (including
discontinued operations)			171,006		122,618		424,070
Non-controlling interests			471,473		377,368		509,381

Total comprehensive income attributable to:
Owners of the Parent			90,275		96,639		541,662
Non-controlling interests			459,863		391,116		593,447

Basic earnings per share	24
Continuing operations		R$	0.65	R$	0.46	R$	1.27
Discontinued operations			-		-	R$	0.33
		R$	0.65	R$	0.46	R$	1.60
Diluted earnings per share	24
Continuing operations (as revised - Note 24)		R$	0.58	R$	0.40	R$	1.21
Discontinued operations			-		-	R$	0.33
		R$	0.58	R$	0.40	R$	1.54

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Statement of changes in shareholders’ equity
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income	earnings	of the parent	interests	equity
At April 1, 2012	5,328	3,811,808	(176,500)	1,923,638	5,564,274	3,862,281	9,426,555

Profit for the year	-	-	-	424,070	424,070	509,381	933,451

Other comprehensive income
Foreign currency translation effects	-	-	(3,381)	-	(3,381)	5,964	2,583
Gain on cash flow hedge in joint ventures	-	-	22,239	-	22,239	13,456	35,695
Revaluation of investment property	-	-	118,832	-	118,832	71,903	190,735
Actuarial loss on defined benefit plan	-	-	(21,486)	-	(21,486)	(13,001)	(34,487)
Changes in fair value of
available for sale Securities	-	-	1,388	-	1,388	5,744	7,132

Total comprehensive income for the year	-	-	117,592	424,070	541,662	593,447	1,135,109

Contributions by and distributions to
owners of the Parent
Share options exercised - Subsidiaries	-	10,444	-	-	10,444	6,320	16,764
Dividends - non-controlling interests	-	(1,295)	-	-	(1,295)	1,316	21
Share based compensation - Subsidiaries	-	8,284	-	-	8,284	5,012	13,296
Dividends	-	-	-	(153,657)	(153,657)	(315,259)	(468,916)

Total contributions by and distributions to
owners of the Parent	-	17,433	-	(153,657)	(136,224)	(302,611)	(438,835)

Transactions with owners of the Parent
Corporate reorganization - Raízen Group	-	31,693	-	-	31,693	19,173	50,866
Acquisition of treasury shares	-	(17,250)	-	-	(17,250)	-	(17,250)
Acquisition of non-controlling interest	-	(2,859)	-	-	(2,859)	(79,641)	(82,500)
Business combination COMGÁS	-	15,754	-	-	15,754	1,863,331	1,879,085
Business combination Radar	-	270	-	-	270	1,285,593	1,285,863
Business combination Logispot
non-controlling interest	-	-	-	-	-	(32,872)	(32,872)

Total transactions with owners of the Parent	-	27,608	-	-	27,608	3,055,584	3,083,192

At March 31, 2013	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021

Cosan Limited

Statement of changes in shareholders’ equity
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income	earnings	of the parent	interests	equity
At April 1, 2013	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021

Profit for the nine-month period	-	-	-	122,618	122,618	377,368	499,986

Other comprehensive income
Foreign currency translation effects	-	-	(34,984)	-	(34,984)	(7,907)	(42,891)
Loss on cash flow hedge in joint ventures	-	-	(4,004)	-	(4,004)	(2,422)	(6,426)
Actuarial gain on defined benefit plan	-	-	11,334	-	11,334	16,675	28,009
Changes in fair value of
available for sale Securities	-	-	1,675	-	1,675	7,402	9,077

Total comprehensive income for the nine months	-	-	(25,979)	122,618	96,639	391,116	487,755

Contributions by and distributions to
owners of the Parent
Share options exercised - Subsidiaries	-	10,120	-	-	10,120	6,123	16,243
Dividends - non-controlling interests	-	889	-	-	889	(589)	300
Share based compensation - Subsidiaries	-	4,109	-	-	4,109	2,486	6,595
Dividends	-	-	-	(179,694)	(179,694)	(148,586)	(328,280)

Total contributions by and distributions to
owners of the Parent	-	15,118	-	(179,694)	(164,576)	(140,566)	(305,142)

Transactions with owners of the Parent
Acquisition of treasury shares	-	(43,412)	-	-	(43,412)	(26,268)	(69,680)
Unclaimed dividends	-	303	-	-	303	507	810

Total transactions with owners of the Parent	-	(43,109)	-	-	(43,109)	(25,761)	(68,870)

At December 31, 2013	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Cosan Limited

Statement of changes in shareholders’ equity
(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	income	earnings	of the parent	interests	equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Profit for the year	-	-	-	171,006	171,006	471,473	642,479

Other comprehensive income
Foreign currency translation effects	-	-	(66,653)	-	(66,653)	(8,755)	(75,408)
Loss on cash flow hedge in joint ventures and subsidiary	-	-	(33,687)	-	(33,687)	(20,271)	(53,958)
Actuarial gain on defined benefit plan	-	-	18,285	-	18,285	12,727	31,012
Changes in fair value of
available for sale Securities	-	-	1,324	-	1,324	4,689	6,013

Total comprehensive income for the year	-	-	(80,731)	171,006	90,275	459,863	550,138

Contributions by and distributions to
owners of the Parent
Share options exercised - Subsidiaries	-	28,436	-	-	28,436	17,111	45,547
Dividends - non-controlling interests	-	3,411	-	-	3,411	857	4,268
Share based compensation - Subsidiaries	-	8,073	-	-	8,073	4,851	12,924
Dividends	-	-	-	(190,242)	(190,242)	(255,293)	(445,535)

Total contributions by and distributions to
owners of the Parent	-	39,920	-	(190,242)	(150,322)	(232,474)	(382,796)

Transactions with owners of the Parent
Acquisition of non-controlling interest	-	18,331	-	-	18,331	(16,130)	2,201

Total transactions with owners of the Parent	-	18,331	-	-	18,331	(16,130)	2,201

At December 31, 2014	5,328	3,887,109	(165,618)	2,117,739	5,844,559	7,644,749	13,489,307

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statement of cash flows
(In thousands of Brazilian Reais - R$)

	Note	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Cash flows from operating activities
Profit before taxes		686,308	539,180	920,886
Adjustments for:
Depreciation and amortization	15 / 16	679,101	439,144	334,786
Equity in earnings of associates	12	(3,540)	(5,497)	(70,414)
Equity in earnings of joint ventures	13	(588,428)	(242,036)	(603,912)
(Gain) loss on disposal of assets		9,958	6,922	(100,349)
Share-based compensation expense	11 / 34	12,924	6,595	13,295
Change in fair value of investment property	14 / 29	(131,697)	(121,543)	(138,776)
Provisions for legal proceedings		51,347	80,944	49,334
Indexation charges, interest and
exchange gains/losses, net		1,086,158	825,774	438,361
Other		42,557	40,167	67,440
		1,844,688	1,569,650	910,651
Changes in:
Restricted cash		-	18,220	-
Cash from discontinued operations		-	-	116,387
Trade receivables		(268,813)	(254,236)	(62,414)
Securities		(98,714)	-	(14,276)
Inventories		(40,321)	(28,324)	(33,355)
Recoverable taxes		51,013	(13,167)	(28,488)
Related parties		(112,251)	(8,519)	(104,078)
Advances to suppliers		1,544	4,954	15,269
Trade payables		241,827	55,728	(5,280)
Employee benefits		(58,098)	(14,216)	(55,194)
Provisions for legal proceedings		(50,136)	(107,484)	(9,212)
Income and other taxes		(458,979)	(156,476)	(313,702)
Other		65,390	82,340	(133,193)
		(727,538)	(421,180)	(627,536)

Net cash generated by operating activities		1,117,150	1,148,470	283,115

Cash flows from investing activities
Acquisitions in associates, net of cash acquired		-	-	(2,995,499)
Capital contribution in associates		(46,259)	(79,594)	(61,014)
Dividends received from associates		3,118	3,684	-
Dividends received from joint ventures		705,072	406,424	578,757
Acquisition of property, plant and
equipment and intangible assets	15 / 16	(1,063,412)	(976,119)	(649,681)
Proceeds from sale of property, plant
and equipment, intangibles and investments		1,196	65,350	220,719
Proceeds from sale of discontinued operation	30	68,633	57,175	196,546
Net cash used by discontinued operation		-	-	(411)

Net cash used in investing activities		(331,652)	(523,080)	(2,710,583)

Cosan Limited

Consolidated statement of cash flows
(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings raised		1,720,385	1,072,339	6,197,855
Payment of principal and interest on
loans and borrowings		(3,631,292)	(1,460,470)	(2,787,121)
Related parties		(1,643)	-	-
Acquisition of non-controlling interest		-	-	(82,500)
Derivative financial instruments		(84,951)	82,621	-
Share capital paid in preferred shares	22	1,946,736	-	-
Dividends paid		(630,233)	(314,446)	(396,462)
Treasury shares		-	(69,659)	(17,250)
Proceeds from exercise of share options		45,547	16,243	16,764

Net cash (used in) generated by financing activities		(635,451)	(673,372)	2,931,286

Increase (decrease) in cash and cash equivalents		150,047	(47,982)	503,818

Cash and cash equivalents at beginning of period		1,509,565	1,544,072	1,036,217
Effects of exchange rate changes on cash held		(10,272)	13,475	4,037

Cash and cash equivalents at ended of period		1,649,340	1,509,565	1,544,072

Supplemental cash flow information
Interest paid		725,309	376,526	166,068
Income taxes paid		157,285	129,539	224,640

Non-cash transactions
Offset of tax loss carryforwards - REFIS (Note 19)		173,559	-	-
Offset of transaction with joint ventures - REFIS (Note 19)		231,168	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”), Cosan Logística S.A. (“Cosan Log”) through a 62.51 % interest. Cosan, Cosan S.A., Cosan Log and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”), which has been consolidated since November 2012; (ii) Logistics services including transportation, port loading and storage of sugar, through its indirect subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”); (iii) Purchase, sale and leasing of agricultural land through its subsidiary, Radar Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities; and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures ("JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse. Cosan and Royal Dutch Shell (“Shell”) share control of the two entities, where each owns 50% of the economic control. Up until the adoption of IFRS11 – Joint Arrangements (“IFRS 11”), these investments were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11, during the nine months ended December 31, 2013, these investments have been accounted for under the equity method (all comparative periods was adjusted to conform to IFRS 11 presentation).

The Annual General Shareholders' Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This was driven by changes in the Company’s investment portfolio, in which other businesses that do not use the harvest year (March 31) have become more significant. With this change, the Company’s fiscal year begins on January 1st, and ends on December 31st of each year. Accordingly, these consolidated financial statements are presented for the year ended December 31, 2014, the nine months ended December 31 (transition period) and for the year ended March 31, 2013.

On October 1, 2014 at the Extraordinary General Meeting (EGM), the Cosan S.A. shareholders’ approved the partial spin-off (the “Partial Spin-off”) of Cosan S.A. and merger of the spun-off portion into Cosan Log, composed of Cosan’s logistics operations. The Partial Spin-off seeks to segregate the Cosan S.A.’s activities in order to allow each business segment to focus on its sector, establishing suitable capital structures for each company. It also seeks to provide the market with greater transparency on each company’s performance, which will allow a better evaluation from shareholders and investors of the individual businesses permitting that resources be allocated accordance to the shareholder’s interests and investment strategy.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2	Basis of preparation

2.1   Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 6, 2015.

2.2   Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;
•	Non-derivative financial instruments at fair value through profit or loss are measured at fair value;
•	Available-for-sale financial assets are measured at fair value;
•	Investment property is measured at fair value; and
•	Employees’ defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 33).

2.3   Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (US$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Log, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The functional currency for the subsidiaries located outside Brazil is U.S. Dollar or the Pound Sterling.

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

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Notes 15 and 16 – Property, plant and equipment and intangible assets

The calculation of amortization and depreciation of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a JV is a significant estimate.

The Company performs annually a review of impairment indicators for intangible assets and property, plant and equipment. Also, an impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in Note 16.

COMGÁS has an agreement for the public concession of gas distribution service in accordance to which the Conceding Authority, at the end of the concession, will hold a significant portion of the infrastructure and controls what services must be rendered and what prices will be applied. This concession agreement represents the right to charge from customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as intangible assets.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the ARSESP provisions, as disclosed in Note 16.

The amortization of the intangible assets is discontinued when the related asset is fully used or written-off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The Company may request only once the extension of the distribution services for another 20 years, being subject to evaluation by the Conceding Authority. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Conceding Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time

•	Note 20 – Income taxes and social contribution

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

The Company has recognized a receivable in relation to a lawsuit filed against the Federal Government, claiming indemnification due to price controls, for which receipt is virtually certain, as the Supreme Court has passed final judgment against which the Federal Government has no recourse to appeal (Note 21).

Information about assumptions and estimation uncertainties that have a significant risk of material adjustment are as follows:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 7 – Trade receivables

Estimate of realization of receivable from contract under arbitration:

The Company’s subsidiaries Rumo is a defendant in a legal action initiated by América Latina Logística S.A. (“ALL”), a provider of rail transport services and lessee of Rumo’s rolling stock, in relation to the investment and transportation contracts entered into in 2009 (Note 7). The Company had requested arbitration to enforce its contractual rights and for ALL to comply with the terms of the agreements. Rail transport services continue to be provided by ALL.

On April 1, 2014, the Board of Directors of ALL accepted an offer by the Company to merger ALL’s activities with Rumo’s through the merger of shares issued by ALL into Rumo (“Stock Merger”). Accordingly, the current shareholders’ of Rumo and ALL will receive shares representing 36.5% and 63.5% of the capital stock of the merged company, respectively.

On May 12, 2014, Rumo and ALL officially suspended the arbitration and all court proceedings related to the performance of the agreements entered in 2009 (Note 7).

The amounts recorded as revenue and as a receivable are for the services provided under the terms of the contract, and represent management’s best estimate of the inflow of economic benefit, and backed by guarantees provided by ALL. However, the final settlement may be for an amount that is higher or lower than the amounts recorded in the financial statements as trade receivables.

•	Note 31 – Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

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

•	Note 21 – Provisions for legal proceedings

Provisions for legal proceedings are recognized when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions for legal proceedings resulting from business combinations are estimated at fair value.

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented.

3.1   Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	Ownership percentage
	December 31, 2014	December 31, 2013

Directly owned subsidiaries
_Cosan S.A.	62.51	62.30
Cosan Logística S.A.(i)	62.51	-

Interest of Cosan S.A. in its subsidiaries
Administração de Participações Aguassanta Ltda.(ii)	-	65.00
Águas da Ponte Alta S.A.	65.00	65.00
Bioinvestments Negócios e Participações S.A.	65.00	65.00
Comma Oil Chemicals	100.00	100.00
Companhia de Gás de São Paulo – COMGÁS	60.69	60.05
Cosan Biomassa S.A.	100.00	100.00
Cosan Cayman II Limited	100.00	100.00
Cosan Global Limited	100.00	100.00
Cosan Investimentos e Participações S.A.	100.00	100.00
Cosan Logística S.A.(i)	-	100.00
Cosan Lubes Investments Limited	100.00	100.00
Cosan Lubrificantes e Especialidades S.A.	100.00	100.00
Cosan Luxembourg S.A.	100.00	100.00
Cosan Overseas Limited	100.00	100.00
Cosan Paraguay S.A.	100.00	100.00
Cosan US, Inc.	100.00	100.00
Logispot Armazéns Gerais S.A.(i)	-	38.25
Nova Agrícola Ponte Alta S.A.	29.50	29.50
Nova Amaralina S.A. Propriedades Agrícolas	29.50	29.50
Nova Santa Barbara Agrícola S.A.	29.50	29.50
Pasadena Empreendimentos e Participações S.A.	100.00	100.00
Proud Participações S.A.	65.00	65.00
Radar II Propriedades Agrícolas S.A.	65.00	65.00
Radar Propriedades Agrícolas S.A.	29.50	29.50
Rumo Logística Operadora Multimodal S.A.(i)	-	75.00
Terras da Ponte Alta S.A.	29.50	29.50
Vale da Ponte Alta S.A.	65.00	65.00

Interest of Cosan
Logística S.A. in its subsidiaries
Logispot Armazéns Gerais S.A.(i)	38.25	-
Rumo Logística Operadora Multimodal S.A.(i)	75.00	-

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)
Logispot Armazéns Gerais S.A. and Rumo Logística Operadora Multimodal S.A. are directly owned subsidiaries of Cosan Logística S.A., which become a directly owned subsidiary of Cosan Limited in 2014, as described in Note 1;

(ii)	Incorporated in March 2014.

a)	Business combinations – IFRS 3 (R)

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

c)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies.

d)	Investments in associates (equity method investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity.

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

e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 13).

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

Transactions in foreign currencies are translated to the respective functional currencies of the each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

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

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

•	assets and liabilities have been translated using the exchange rate at the balance sheet date;

•	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

•	shareholders' equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders' equity in "Cumulative translation adjustment".

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on their respective functional currencies. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and shareholders’ equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 2.6562 at December 31, 2014, R$ 2.3426 at December 31, 2013 and R$ 2.0138 at March 31, 2013.

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

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Company has the intention and ability to hold them to maturity. Interest, indexation charges/credits, foreign exchange gain/losses, less impairment losses, if any, are recognized in income when incurred, as financial income/expense.

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

Subsequent to initial recognition, the financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency gain/losses on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

b)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

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

The Company classifies non-derivative financial liabilities as other financial liabilities. Such financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, debt securities issued (including certain preference shares), bank overdrafts, and trade and other payables.

Bank overdrafts, which are repayable on demand, form an integral part of the Company’s cash management and, when outstanding, are included as a component of cash and cash equivalents.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Interest paid is disclosed as financing activities in the statements of cash flows.

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

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that ultimately could affect reported profit or loss.

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

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the statement of profit or loss, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the statement of profit and loss as "Financial expenses". The gain or loss related to the ineffective portion is recognized in the statement of profit or loss as "Other gains (losses), net". Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the statement of profit or loss as "Financial expenses".

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

3.5   Non-current assets held for sale and discontinued operations

Assets are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are measured at the lower of their carrying value or fair value less costs to sell. Any loss in the value of a group of assets

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

classified as held for sale is initially allocated to goodwill and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, pension plan assets and investment property. Losses recognized upon classification as held for sale and subsequent gains and losses are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss previously recognized.

3.6   Investment property

Agricultural land is stated at fair value, with changes in fair value recognized in profit or loss.

Sale of farms are not recognized in profit or loss until (i) the sale is concluded, (ii) the Company determines that sale receipt is probable; (iii) the revenue can be reliably measured, and (iv) the Company has transferred the ownership risks to the buyer, without any continuing involvement. The gain from sale of farms is reported in the statement of profit or loss in “Other income (expense), net” for the difference between the consideration received and the carrying amount of the farm sold.

The fair value of agricultural land was determined based on the method of direct comparison of data from the market, using transactions involving comparable properties (property type, location, and quality of the property) observed in the market (Level 2). The methodology used for determining the fair value considers direct comparisons of market information, such as market research, homogenization of values, prices, recent sales, distances, facilities, access to land, topography and soil, land use (culture), rainfall level, among others according to the norms issued by the Brazilian standards institute, ABNT - Associação Brasileira de Normas Técnicas. The portfolio is valued annually by independent experts and reviewed periodically by internal professionals technically qualified to perform such appraisals.

3.7   Property, plant and equipment

a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of constructed assets includes:

•	the cost of materials and direct labor;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, when the Company has an obligation to remove the asset or restore the site; and

•	capitalized borrowing costs.

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

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

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

Annual depreciation rates are shown below:

Buildings and Improvements	4%
Machinery, Equipment and Facilities	3% to 10%
Airplanes, Vessels and Vehicles	10% to 20%
Railcars	2.90%
Locomotives	3.30%
Furniture and Fixtures	10%
Computer Equipment	20%

Costs of normal periodic maintenance are recorded as expenses when incurred when the components will not improve the production capacity or introduce improvements to the equipment.

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

b)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

c)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

d)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

e)	Contracts with customers

Costs incurred on COMGÁS’s development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

f)	Intangible assets related to the gas concession agreement

COMGÁS entered into a public concession agreement for the distribution of gas granted by the Conceding Authority. At the end of the concession the Conceding Authority will hold a significant portion of the infrastructure. It also controls what services must be rendered and regulates the prices charged. The concession agreement grants COMGÁS the right to charge customers for the supply of gas during the term of the concession agreement. COMGÁS recognizes this right as an intangible asset.

The intangible asset comprises: (i) the concession right recognized upon the business combination of COMGÁS, which is being amortized over the concession period on a straight line basis; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to review by the Conceding Authority, COMGÁS has the option to apply for a 20-year extension for gas distribution services. Contractual conditions necessary for the extension are under control of COMGÁS, as long as it is in compliance with all regulatory commitments. When the concession is terminated, the assets related to the rendering of gas distribution services will be returned to the Conceding Authority, and the Company will be entitled to receive an indemnification to be determined based on assessments and evaluations performed at that time, which may consider the book value of the concession assets.

The concession contract determines that the tariff charged by COMGÁS be reviewed annually, in May, with the aim to realign the tariff charged to consumers to the cost of the gas and adjust for inflation.

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

b)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, except investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

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

Impairment losses are recognized in profit or loss. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

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

As of December 31, 2014 and 2013, the Company´s liabilities included R$ 186,649 and R$227,976, respectively, in relation to a contingent consideration arrangement arising from the 2008 Esso business combination (Note 10). This contingent consideration is measured at fair value with changes in fair value recognized in profit or loss. In the year ended December 31, 2014 the Company paid R$ 60,200 under this earn-out arrangement (R$ 49,938 in the year ended March 31, 2013).

The consideration is contingent on meeting certain gross revenue and sales volume targets for ExxonMobil products for a 10-year period from 2008.

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

The Company recognizes gains and losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. A curtailment occurs when the Company: (a) is demonstrably committed to make a significant reduction in the number of

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

employees covered by a plan; or (b) amend the terms of a defined benefit plan so that a significant element of future service by current employees will no longer qualify for benefits or will qualify only for reduced benefits. The gain or loss on curtailment or settlement comprises any resulting change in the fair value of plan assets, any change in the present value of the defined benefit obligation, any related actuarial gains and losses and past service cost that had not previously been recognized.

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

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

b)	Services rendered

Revenues from services are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably, as well as when its amount and related costs can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

COMGÁS revenue recognizes revenue as follows:

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

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at fair value.

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

Assets leased under operating leases are not recognized in the Company’s statement of financial position.

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

Certain subsidiaries measure income tax and social contribution due under the Brazilian presumed profits regime. The presumed profit came up from a percentage of 32% of operating revenues. Under the aforementioned regime the applicable tax rate is for income tax is 15% over the presumed profit, plus an additional 10% when operating revenues exceed of R$ 240, and 9% over the presumed profit for social contribution.

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

•
temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.

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

c)	Sales taxes

Net revenue is recognized net of discounts and sales taxes.

d)	Tax exposures

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

4 .1      New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

I.
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. For financial liabilities, the main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of profit or loss, unless this creates an accounting mismatch. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

II.
IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is currently assessing the potential impacts of adopting IFRS 15.

III.
IAS 41 - Agriculture - This standard currently requires that biological assets related to agricultural activity are measured at fair value less costs to sell. IASB has determined that “bearer plants” should be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. The standard is effective for annual reporting beginning on or after January 1, 2016 with early adoption permitted. The Company is assessing the potential impacts of adopting IAS 41.

IV.
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

There are no other Standards or Interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.2      Correction of an error

During 2014, the Company identified an immaterial mathematical error in the calculation of diluted earnings per share impacting the nine-months period ended December 31, 2013 and the year ended March 31, 2013. The error consisted of a mathematical inaccurate calculation on the monetary effect of dilution on the profit attributable to shareholders of the parent.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The diluted earnings per share from continuing operations for the nine-month period ended December 31, 2013 and the year ended March 31, 2013 were originally presented, in error, as R$ 0.33 and R$ 1.06, respectivelly. These amounts are being revised on the face of statement of profit or loss and other comprehensive and in the Note 24 as R$0.40 and R$ 1.21, respectively.

5	Operating segments

Segment information

The following segment information is used by Cosan's senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Operating segments

I.
Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell and Esso throughout Brazil;

III.
COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

IV.	Cosan Log: logistics services for transport, storage and port loading of commodities, mainly for sugar products;

V.	Radar: management, buying, selling and leasing of agricultural land;

VI.
Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; Upon adoption of IFRS 11, whereby the Company no longer proportionally consolidates the results of Raízen Energia and Raízen Combustíveis, the Lubricants segment met the quantitative thresholds to be separately reportable, and the comparative segment information has been adjusted retroactively; and

VII.	Other business: other investments, in addition to the corporate activities of the Company.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint-ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information.  A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Twelve months ended December 31, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Other business	Deconsolidated effects IFRS 11	Segment elimination	Cosan Energia	Cosan Log	Cosan Limited	Segment elimination	Total consolidated

Statement of profit or loss
Net sales	9,263,930	55,733,927	6,387,103	157,562	1,602,198	-	(64,997,857)	-	8,146,863	915,441	-	-	9,062,304
Domestic market	4,064,437	55,733,927	6,387,103	157,562	1,306,218	-	(59,798,364)	-	7,850,883	769,583	-	-	8,620,466
External market	5,199,493	-	-	-	295,980	-	(5,199,493)	-	295,980	145,858	-	-	441,838
Gross profit	1,528,509	2,799,705	1,892,194	96,918	354,392	-	(4,328,214)	-	2,343,504	305,080	-	-	2,648,584
Selling expenses	(578,989)	(1,150,516)	(636,316)	-	(245,227)	-	1,729,505	-	(881,543)	-	-	-	(881,543)
General and administrative expenses	(498,756)	(387,259)	(308,413)	(36,525)	(70,684)	(145,840)	886,015	-	(561,462)	(87,832)	(19,319)	-	(668,613)
Other income (expense), net	58,609	338,143	(19,494)	131,593	1,032	(123,626)	(396,752)	-	(10,495)	7,844	-	(18,589)	(21,240)
Financial results	(418,317)	(125,210)	(193,026)	6,269	21,555	(780,687)	543,527	-	(945,889)	(33,652)	(3,307)	-	(982,848)
Financial expense	(588,307)	(142,839)	(300,573)	(1,104)	22,831	(707,718)	731,146	12,711	(973,853)	(66,114)	(20,835)	-	(1,060,802)
Financial income	385,895	104,218	106,554	7,428	1,639	81,280	(490,113)	(12,711)	184,190	31,150	1,772	-	217,112
Foreign exchange losses, net	(357,928)	(71,825)	(139,931)	(55)	(1,183)	(177,815)	429,753	-	(318,984)	1,312	17,151	-	(300,521)
Derivatives	142,023	(14,764)	140,924	-	(1,732)	23,566	(127,259)	-	162,758	-	(1,395)	-	161,363
Equity in earnings of associates	(38,310)	14,902	-	-	(7,341)	429,506	23,408	(418,625)	3,540	-	193,627	(193,627)	3,540
Equity in earnings of joint ventures	-	-	-	-	-	588,428	-	-	588,428	-	-	-	588,428
Income tax (expense) benefit	103,810	(410,560)	(203,810)	(17,629)	(18,850)	254,803	306,750	-	14,514	(58,343)	-	-	(43,829)

Profit (loss) for the year	156,556	1,079,205	531,135	180,626	34,877	222,584	(1,235,761)	(418,625)	550,597	133,097	171,001	(212,216)	642,479

Other selected data
Depreciation and amortization	1,966,866	538,222	506,697	970	71,268	2,923	(2,505,088)	-	581,858	97,244	-	-	679,102
EBITDA	2,437,929	2,153,197	1,434,668	192,956	103,441	751,389	(4,591,126)	(418,625)	2,063,829	322,334	174,308	(212,216)	2,348,255
Additions to PP&E, intangible
and biological assets (cash)	1,963,642	60,425	661,311	1,146	52,178	75,194	(2,024,067)	-	789,830	273,584	-	-	1,063,413

Reconciliation of EBITDA
Profit (loss) for the year	156,556	1,079,205	531,135	180,626	34,878	222,583	(1,235,761)	(418,625)	550,597	133,095	171,001	(212,216)	642,477
Income tax and social contribution	(103,810)	410,560	203,810	17,629	18,850	(254,803)	(306,750)	-	(14,514)	58,343	-	-	43,829
Financial result, net	418,317	125,210	193,026	(6,269)	(21,555)	780,687	(543,527)	-	945,889	33,652	3,307	-	982,848
Depreciation and amortization	1,966,866	538,222	506,697	970	71,268	2,922	(2,505,088)	-	581,857	97,244	-	-	679,101

EBITDA	2,437,929	2,153,197	1,434,668	192,956	103,441	751,389	(4,591,126)	(418,625)	2,063,829	322,334	174,308	(212,216)	2,348,255

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Nine months ended December 31, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Other business	Deconsolidated effects IFRS 11	Segment elimination	Cosan Energia	Cosan Log	Cosan Limited	Segment elimination	Total consolidated

Statement of profit or loss
Net sales	6,850,389	37,580,570	4,888,895	54,732	1,185,199	38	(44,430,959)	-	6,128,864	749,350	-	-	6,878,214
Domestic market	2,964,443	37,580,570	4,888,895	54,732	947,274	38	(40,545,013)	-	5,890,939	676,924	-	-	6,567,863
External market	3,885,946	-	-	-	237,925	-	(3,885,946)	-	237,925	72,426	-	-	310,351
Gross profit	1,260,349	1,916,015	1,364,700	48,674	284,668	38	(3,176,364)	-	1,698,080	301,905	-	-	1,999,985
Selling expenses	(474,116)	(808,095)	(422,416)	-	(181,549)	-	1,282,211	-	(603,965)	-	-	-	(603,965)
General and administrative expenses	(411,600)	(285,904)	(239,262)	(18,369)	(52,552)	(96,288)	697,504	-	(406,471)	(57,588)	(2,874)	-	(466,933)
Other income (expense), net	(35,209)	292,211	(1,599)	131,191	(5,488)	(26,485)	(257,002)	-	97,619	(14,364)	(6,983)	-	76,272
Financial results	(646,268)	(99,201)	(140,981)	3,096	(9,072)	(567,039)	745,469	-	(713,996)	13,689	(13,405)	-	(713,712)
Financial expense	(346,004)	(63,418)	(163,090)	(668)	(51,689)	(559,434)	409,422	9,008	(765,873)	(27,975)	(10,758)	-	(804,606)
Financial income	186,230	69,070	44,659	3,812	23,409	75,477	(255,300)	(9,008)	138,349	41,292	263	-	179,904
Foreign exchange losses, net	(370,860)	(181,419)	(162,449)	(48)	17,351	(178,975)	552,279	-	(324,121)	372	(746)	-	(324,495)
Derivatives	(115,634)	76,566	139,899	-	1,857	95,893	39,068	-	237,649	-	(2,164)	-	235,485
Equity in earnings of associates	(24,075)	4,826	-	29	(7,812)	447,769	19,249	(434,489)	5,497	-	145,882	(145,882)	5,497
Equity in earnings of joint ventures	-	-	-	-	-	242,036	-	-	242,036	-	-	-	242,036
Income tax (expense) benefit	122,199	(298,084)	(152,740)	(10,230)	(27,176)	234,119	175,885	-	43,973	(83,167)	-	-	(39,194)

Profit (loss) for the year	(208,720)	721,768	407,702	154,391	1,019	234,150	(513,048)	(434,489)	362,773	160,475	122,620	(145,882)	499,986

Other selected data
Depreciation and amortization	1,386,600	385,728	322,170	727	55,452	1,840	(1,772,328)	-	380,189	58,955	-	-	439,144
EBITDA	1,701,949	1,504,781	1,023,593	162,252	92,718	568,912	(3,206,730)	(434,489)	1,412,986	288,907	136,025	(145,882)	1,692,036
Additions to PP&E, intangible
and biological assets (cash)	1,513,389	681,241	677,695	60	81,353	18,965	(2,194,630)	-	778,073	198,047	-	-	976,120

Reconciliation of EBITDA
Profit (loss) for the period	(208,720)	721,768	407,702	154,391	1,019	234,150	(513,048)	(434,489)	362,773	160,475	122,620	(145,882)	499,986
Income tax and social contribution	(122,199)	298,084	152,740	10,230	27,176	(234,119)	(175,885)	-	(43,973)	83,167	-	-	39,194
Financial result, net	646,268	99,201	140,981	(3,096)	9,072	567,039	(745,469)	-	713,996	(13,689)	13,405	-	713,712
Depreciation and amortization	1,386,600	385,728	322,170	727	55,451	1,842	(1,772,328)	-	380,190	58,954	-	-	439,144

EBITDA	1,701,949	1,504,781	1,023,593	162,252	92,718	568,912	(3,206,730)	(434,489)	1,412,986	288,907	136,025	(145,882)	1,692,036

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Twelve months ended March 31, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Other business	Deconsolidated effects IFRS 11	Segment elimination	Cosan Energia	Cosan Log	Cosan Limited	Segment elimination	Total consolidated	Discontinued operation

Statement of profit or loss
Net sales	8,468,238	43,532,232	2,398,989	51,853	1,417,474	5,117	(52,000,470)	-	3,873,433	712,776	-	-	4,586,209	410,677
Domestic market	3,454,440	43,532,232	2,398,989	51,853	1,237,348	5,117	(46,986,672)	-	3,693,307	631,908	-	-	4,325,215	410,677
External market	5,013,798	-	-	-	180,126	-	(5,013,798)	-	180,126	80,868	-	-	260,994	-
Gross profit	1,586,321	2,333,213	660,676	50,111	366,780	5,116	(3,919,534)	-	1,082,683	292,217	-	-	1,374,900	56,487
Selling expenses	(638,837)	(1,026,923)	(259,762)	-	(199,671)	-	1,665,760	-	(459,433)	-	-	-	(459,433)	(50,285)
General and administrative expenses	(490,246)	(361,616)	(127,678)	(14,899)	(72,514)	(127,440)	851,862	-	(342,531)	(58,088)	(18,914)	-	(419,533)	(8,217)
Other income (expense), net	49,837	219,520	(2,221)	144,344	(18,570)	57,678	(269,357)	-	181,231	(7,492)	-	-	173,739	172,586
Financial results	(334,399)	(58,632)	(63,701)	3,058	114,654	(465,057)	393,031	-	(411,046)	189	(12,256)	-	(423,113)	10,166
Financial expense	(198,174)	(96,058)	(92,178)	(1,421)	(39,976)	(398,734)	294,232	-	(532,309)	(35,567)	(10,129)	-	(578,005)	-
Financial income	185,572	133,362	16,894	4,484	43,332	63,153	(318,934)	-	127,863	35,658	142	-	163,663	10,166
Foreign exchange losses, net	(266,135)	(93,841)	(297)	(5)	105,712	(186,493)	359,976	-	(81,083)	98	(2,269)	-	(83,254)	-
Derivatives	(55,662)	(2,095)	11,880	-	5,586	57,017	57,757	-	74,483	-	-	-	74,483	-
Equity in earnings of associates	(23,107)	-	-	-	(111)	427,732	23,107	(245,769)	181,852	-	-	(111,438)	70,414	-
Equity in earnings of joint ventures	-	-	-	-	-	483,355	-	-	483,355	-	120,557	-	603,912	-
Income tax (expense) benefit	176,742	(314,838)	(47,439)	(13,180)	(50,735)	61,424	138,096	-	(49,930)	(76,423)	-	-	(126,353)	(41,819)

Profit (loss) for the year	326,311	790,724	159,875	169,434	139,833	442,808	(1,117,035)	(245,769)	666,181	150,403	89,387	(111,438)	794,533	138,918

Other selected data
Depreciation and amortization	1,924,301	494,301	200,451	877	61,759	1,656	(2,418,602)	-	264,743	70,043	-	-	334,786	1,185
EBITDA	2,408,269	1,658,495	471,466	180,433	137,673	848,097	(4,066,764)	(245,769)	1,391,900	296,680	101,643	(111,438)	1,678,785	171,756
Additions to PP&E, intangible
and biological assets (cash)	2,404,514	677,245	294,359	760	72,891	2,461	(3,081,759)	-	370,471	266,661	-	-	637,132	-

Reconciliation of EBITDA
Profit (loss) for the year	326,311	790,724	159,875	169,434	139,833	442,808	(1,117,035)	(245,769)	666,181	150,403	89,387	(111,438)	794,533	138,918
Income tax and social contribution	(176,742)	314,838	47,439	13,180	50,735	(61,424)	(138,096)	-	49,930	76,423	-	-	126,353	41,819
Financial result, net	334,399	58,632	63,701	(3,058)	(114,654)	465,057	(393,031)	-	411,046	(189)	12,256	-	423,113	(10,166)
Depreciation and amortization	1,924,301	494,301	200,451	877	61,759	1,656	(2,418,602)	-	264,743	70,043	-	-	334,786	1,185

EBITDA	2,408,269	1,658,495	471,466	180,433	137,673	848,097	(4,066,764)	(245,769)	1,391,900	296,680	101,643	(111,438)	1,678,785	171,756

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Other business	Deconsolidated effects IFRS 11	Segment elimination	Cosan Energia	Cosan Log	Cosan Limited	Segment elimination	Total consolidated

Statement of financial position
Cash and cash equivalents	2,643,950	173,470	973,708	6,011	39,810	520,663	(2,817,420)	-	1,540,192	86,487	22,661	-	1,649,340
Investment securities	-	-	-	149,735	-	-	-	-	149,735	-	-	-	149,735
Trade receivables	620,300	1,920,778	605,483	22,214	194,486	241	(2,541,078)	-	822,424	42,685	-	-	865,109
Inventories	2,315,907	1,128,771	125,406	-	222,486	11	(3,444,678)	-	347,903	5,817	-	-	353,720
Other current assets	2,680,822	521,630	137,360	31,052	31,831	367,641	(3,202,452)	(19,750)	548,134	24,500	19,658	(45,089)	547,203
Other non-current assets	2,075,546	2,365,613	591,135	15,538	(190,806)	2,331,354	(4,441,159)	(6,610)	2,740,611	480,989	10,220	-	3,231,820
Investment in associates	209,205	256,729	-	-	16,032	5,783,699	(465,934)	(5,669,053)	130,678	-	6,132,772	(6,132,773)	130,677
Investment in joint ventures	-	-	-	-	-	8,404,503	-	-	8,404,503	-	-	-	8,404,503
Biological assets	1,828,304	-	-	-	-	-	(1,828,304)	-	-	-	-	-	-
Investment property	-	-	-	2,641,978	-	-	-	-	2,641,978	-	-	-	2,641,978
Property, plant and equipment	9,848,969	2,464,316	-	11,288	221,466	118,681	(12,313,285)	-	351,435	1,084,455	-	-	1,435,890
Intangible assets and goodwill	3,288,709	4,267,514	8,595,251	173	824,277	6,419	(7,556,223)	-	9,426,120	860,253	-	-	10,286,373
Loans and borrowings	(10,377,585)	(1,557,782)	(3,133,347)	-	(261,166)	(4,003,089)	11,935,367	-	(7,397,602)	(784,709)	(320,329)	-	(8,502,640)
Trade payables	(636,619)	(529,990)	(848,770)	(790)	(118,784)	(2,826)	1,166,609	-	(971,170)	(141,289)	-	-	(1,112,459)
Employee benefits payable	(252,219)	(66,799)	(58,955)	(5,336)	(15,437)	(21,387)	319,018	-	(101,115)	(19,302)	-	-	(120,416)
Other current liabilities	(1,103,934)	(2,074,917)	(122,981)	(20,783)	(100,853)	(398,334)	3,178,851	26,361	(616,590)	(89,787)	(12,712)	37,374	(681,715)
Other non-current liabilities	(2,719,593)	(2,273,554)	(992,028)	(93,552)	(193,082)	(4,289,299)	4,993,147	-	(5,567,961)	(221,851)	(7,721)	7,722	(5,789,811)
Total assets (net of
liabilities) allocated by segment	10,421,762	6,595,779	5,872,262	2,757,528	670,260	8,818,278	(17,017,541)	(5,669,052)	12,449,275	1,328,248	5,844,549	(6,132,766)	13,489,307

Total assets	25,511,712	13,098,821	11,028,343	2,877,989	1,359,582	17,533,212	(38,610,533)	(5,695,413)	27,103,713	2,585,186	6,185,311	(6,177,862)	29,696,348

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2013
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Other business	Deconsolidated effects IFRS 11	Segment elimination	Cosan Energia	Cosan Log	Cosan Limited	Segment elimination	Total consolidated

Statement of financial position
Cash and cash equivalents	1,058,483	328,992	535,957	13,408	57,892	369,543	(1,387,475)	-	976,800	497,753	35,012	-	1,509,565
Investment securities	-	-	-	87,978	-	-	-	-	87,978	-	-	-	87,978
Trade receivables	416,746	1,435,095	582,889	28,052	200,795	241	(1,851,841)	-	811,977	32,506	-	-	844,483
Inventories	2,026,925	1,057,049	121,253	-	185,490	-	(3,083,974)	-	306,743	5,237	-	-	311,980
Other current assets	1,279,553	484,475	248,803	323,474	45,227	332,012	(1,764,028)	(144,261)	805,255	22,389	52,091	(69,740)	809,995
Other non-current assets	1,534,557	1,403,117	332,918	4,884	(93,658)	2,755,375	(2,937,674)	(415,785)	2,583,734	234,965	-	-	2,818,699
Investment in associates	408,591	254,826	-	-	15,364	6,101,361	(663,417)	(6,013,409)	103,316	-	6,081,878	(6,081,878)	103,316
Investment in joint ventures	-	-	-	-	-	8,498,259	-	-	8,498,259	-	-	-	8,498,259
Biological assets	1,867,765	-	-	-	-	-	(1,867,765)	-	-	-	-	-	-
Investment property	-	-	-	2,281,509	-	-	-	-	2,281,509	-	-	-	2,281,509
Property, plant and equipment	9,504,874	2,494,486	-	11,195	197,137	50,430	(11,999,360)	-	258,762	1,013,148	-	-	1,271,910
Intangible assets and goodwill	3,100,227	4,038,314	8,450,541	89	867,826	3,949	(7,138,541)	-	9,322,405	755,635	-	-	10,078,040
Loans and borrowings	(7,732,778)	(862,521)	(2,841,387)	-	(209,579)	(5,073,219)	8,595,299	-	(8,124,185)	(705,974)	(262,797)	-	(9,092,956)
Trade payables	(633,505)	(551,176)	(706,397)	(1,216)	(70,102)	(1,562)	1,184,681	(282)	(779,559)	(82,870)	-	-	(862,429)
Employee benefits payable	(249,919)	(60,091)	(59,417)	(4,247)	(13,039)	(14,071)	310,010	-	(90,774)	(12,522)	-	-	(103,296)
Other current liabilities	(495,240)	(525,188)	(301,089)	(31,020)	(107,826)	(260,413)	1,020,428	143,979	(556,369)	(127,289)	(20,188)	69,740	(634,106)
Other non-current liabilities	(1,693,036)	(2,715,727)	(863,768)	(85,951)	(327,564)	(3,543,908)	4,408,763	416,347	(4,404,844)	(198,620)	-	280	(4,603,184)
Total assets (net of
liabilities) allocated by segment	10,393,243	6,781,651	5,500,303	2,628,155	747,963	9,217,997	(17,174,894)	(6,013,411)	12,081,007	1,434,358	5,885,996	(6,081,598)	13,319,763

Total assets	21,197,721	11,496,354	10,272,361	2,750,589	1,476,073	18,111,170	(32,694,075)	(6,573,455)	26,036,738	2,561,633	6,168,981	(6,151,618)	28,615,734

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Raízen Energia
Ethanol	4,376,826	3,143,254	3,299,938
Sugar	4,059,580	3,127,616	4,353,994
Cogeneration	618,583	376,579	569,709
Other	208,941	202,940	244,597
	9,263,930	6,850,389	8,468,238
Raízen Combustíveis
Fuels	55,733,927	37,553,167	43,516,040
Other	-	27,403	16,192
	55,733,927	37,580,570	43,532,232
COMGÁS
Industrial	4,122,077	3,065,600	1,535,941
Residential	632,997	522,642	203,254
Thermo generation	407,736	212,103	148,652
Cogeneration	246,841	187,457	112,705
Automotive	199,820	151,195	77,486
Commercial	255,051	186,932	84,517
Construction revenue	481,314	536,482	230,038
Other	41,267	26,484	6,396
	6,387,103	4,888,895	2,398,989
Radar
Property sales	85,308	5,694	4,721
Land lease	60,944	49,038	47,132
Other	11,310	-	-
	157,562	54,732	51,853
Lubricants
Lubricants	1,325,472	1,040,150	1,245,571
Basic oil	225,701	137,309	162,021
Other	51,025	7,740	9,882
	1,602,198	1,185,199	1,417,474

Other businesses	-	38	5,117

IFRS 11 - Deconsolidated of
adjustments/eliminations joint
ventures and eliminations	(64,997,857)	(44,430,959)	(52,000,470)

Cosan Energia	8,146,863	6,128,864	3,873,433

Cosan Log
Logistics	671,600	597,476	549,420
Port handling	220,543	138,236	150,028
Other	23,298	13,638	13,328
	915,441	749,350	712,776

Total	9,062,304	6,878,214	4,586,209

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by region

Net sales of Cosan Log and Lubricants by geographic area are as follow:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Brazil	83.23%	84.31%	86.90%
Europe	12.13%	2.27%	1.73%
South America (excepting Brazil)	2.93%	12.44%	10.81%
North America	0.70%	0.09%	-
Middle East and Asia	0.95%	0.79%	0.53%
Other	0.07%	0.10%	0.03%

Total	100.00%	100.00%	100.00%

COMGÁS and Radar’s net sales are only to the domestic market (Brazil).

Concentration of customers

(i)	COMGÁS

No customers or specific group represented 10% or more of net sales for the periods presented.

(ii)	Cosan Log

In 2014, 27% of the segment’s net sales was generated from sales to Raízen Energia (35% for nine months ended December 31, 2013; 40% for year ended March 31, 2013).

(iii)	Radar

In 2014, 15% of the segment’s net sales was generated from sales to Raízen Energia (22% through nine months ended December 31, 2013; 26% for year ended March 31, 2013).

(iv)	Lubricants

No customers or specific group represented 10% or more of sales for the year ended December 31, 2014, for nine months ended December 31, 2013 and for year ended March 31, 2013.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Cash and cash equivalents

	December 31, 2014	December 31, 2013
Brazilian Reais
Cash and bank deposits	57,703	92,064
Short-term investments	1,496,620	1,356,239

	1,554,323	1,448,302
U.S. Dollars and Pound Sterling
Cash and bank deposits	95,017	30,802
Short-term investments	-	30,460

	95,017	61,262
	1,649,340	1,509,565

Short-term investments are composed as presented below:

	December 31, 2014	December 31, 2013

Exclusive funds
Repurchase agreements(I)	423,535	661,665
Bank certificate of deposits - CDB(II)	87,646	175,895
	511,181	837,560

Bank investments
Bank certificate of deposits - CDB(II)	222,570	147,782
Repurchase agreements(I)	762,869	370,897
Other financial investments	-	30,460
	985,439	549,139

	1,496,620	1,386,699

(I)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

(II)
These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Trade receivables

	December 31, 2014	December 31, 2013
Domestic - Brazilian Reais	1,369,013	1,087,118
Export - Foreign currency	25,323	24,453
Allowance for doubtful accounts	(48,235)	(28,628)

	1,346,101	1,082,943

Current	865,109	844,483
Non-current(i)	480,992	238,460

(i)
As of December 31, 2014, Rumo had an accounts receivable due from ALL of R$446,693 (R$225,401 at December 31, 2013) reflecting contractual revenue recognized in accordance with IAS 18 - Revenue. Additional amounts totaling R$183,144, including penalties and interest, were not recognized because not all criteria for revenue recognition had been fulfilled.

The ageing of trade receivables is as follows:

	December 31, 2014	December 31, 2013

Not overdue	780,010	776,342
Overdue:
From 1 to 30 days	119,520	78,110
From 31 to 60 days	29,863	38,546
From 61 to 90 days	33,897	58,044
More than 90 days	382,811	131,901

	1,346,101	1,082,943

Changes in the allowance for doubtful accounts is as follows:

At April 1, 2013		(21,411)
Provision		(24,891)
Reversal		960
Write-offs		16,714
At December 31, 2013		(28,628)
Provision		(22,277)
Reversal		2,670

At December 31, 2014		(48,235)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Inventories

	December 31, 2014	December 31, 2013
Finished goods	223,706	185,620
Work in process	86,895	82,361
Spare parts and other	47,887	44,331
Provision for slow moving inventory
and obsolescence	(4,768)	(332)

	353,720	311,980

Changes in the provision for slow moving inventory and obsolescence:

At April 1, 2013		(255)
Provision		(77)
At December 31, 2013		(332)
Provision		(4,436)

At December 31, 2014		(4,768)

9	Taxes recoverable

	December 31, 2014	December 31, 2013
ICMS - State VAT	91,121	97,648
COFINS - Revenue tax	12,604	25,779
PIS - Revenue tax	8,387	7,838
IPI - Excise tax	965	-
Other	(16,960)	(27,466)
	96,117	103,799

Current	78,818	85,433
Non-current	17,299	18,366

10	Other financial assets

	December 31, 2014	December 31, 2013
Exxon Mobil financial assets(i)	332,405	309,378
Receivable from sale of
discontinued operations(ii)	107,775	160,783
	440,180	470,161

Current	69,683	63,054
Non-current	370,497	407,107

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)
On June 28, 2011, CLE, the successor entity of Esso Brasileira de Petróleo Ltda. ("Essobrás"), joined the Brazilian Government's tax amnesty and refinancing program (“REFIS”) upon request of its prior owner, ExxonMobil Brasil Holdings B.V. ("ExxonMobil"), to settle certain tax contingencies that existed prior to the acquisition of Essobrás by the Company. ExxonMobil is legally responsible for tax contingencies that existed prior to the acquisition by the Company; therefore, this financial asset represents the amounts that the Company will be reimbursed from ExxonMobil.

(ii)
On October 24, 2012, the Company signed an Amendment to the Association Agreement and Other Covenants, dated May 28, 2012, with Camil Alimentos SA (“Camil”) whereby it agreed to the sale of all of the shares issued by its subsidiary, Docelar Alimentos e Bebidas S.A., to Camil, for R$293,770. As at December 31, 2014, R$107,774 is receivable, to be paid in two remaining installments, on October 31, 2015 and October 24, 2016. The fair value of the receivable is similar to the carrying amount as the receivable is inflation indexed.

11	Related parties

a)	Receivables from and payables to related parties:

	December 31, 2014	December 31, 2013
Current assets
Commercial operations
Raízen Energia S.A.(ii)	23,229	27,681
Raízen Combustíveis S.A.(ii)	2,576	4,048
Aguassanta Participações S.A.	6,340	6,368
Other	556	-
	32,701	38,097
Corporate operation / Agreements
Raízen Energia S.A.(ii)	3,388	1,468
	3,388	1,468
Financial operations
Raízen Combustíveis S.A.(ii)	1,319	-
Rezende Barbosa Group(iii)	949	7,223
	2,268	7,223

	38,357	46,788

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Non-current assets
Receivables under the
framework agreement
Raízen Energia S.A.(ii)	104,984	305,183
Raízen Combustíveis S.A.(ii)	15,126	90,756
	120,110	395,939
Financial operations
Rezende Barbosa Group (iii)	84,996	107,002
Novvi Limited Liability Company	7,417	-
Other	4	-
	92,417	107,002
Corporate restructuring
CTC - Centro de Tecnologia Canavieira	-	1,540
	-	1,540

	212,527	504,481

Total	250,884	551,269

Current liabilities
Commercial operations
Shell Brazil Holding B.V.(i)	3,820	5,986
Raízen Energia S.A.(ii)	25,926	18,491
Raízen Combustíveis S.A.(ii)	1,283	1,709
Other	96	34
	31,125	26,220
Corporate operations / Agreements
Raízen Combustíveis S.A.(ii)	11,402	8,800
Raízen Energia S.A.(ii)	94,892	70,443
	106,294	79,243
Financial operations
Other	22	-
	22	-

	137,441	105,463

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Sales of goods and services
Raízen Energia S.A.(ii)	303,395	279,185	299,676
Other	2,796	203	2
	306,191	279,388	299,678
Purchase of goods / Inputs
Raízen Energia S.A.(ii)	(109)	(13)	(63,605)
Raízen Combustíveis S.A.(ii)	(741)	(1,035)	(546)
	(850)	(1,048)	(64,151)
Land lease
Raízen Energia S.A.(ii)	54,045	43,995	52,558
	54,045	43,995	52,558
Shared income (expense)
Aguassanta Participações S.A.	440	295	700
Raízen Energia S.A.(ii)	(33,555)	(7,950)	(14,683)
	(33,115)	(7,655)	(13,983)
Financial result
Raízen Energia S.A.(ii)	2,613	1,781	363
Rezende Barbosa Group(iii)	421	804	1,684
Impulso Participações	-	-	(976)
Aldwich Temple Venture Capital Ltd.	(263)	(153)	(88)
Other	269	113	(21)
	3,040	2,545	962

Total	329,311	317,225	275,064

Commercial operations of Cosan with its subsidiaries, associates and joint ventures are carried out at prices and conditions similar to those practiced in the market. For the periods presented, no loss for doubtful accounts was recorded.

(i)	Shell

Relate to payables to Shell by COMGÁS in relation to a Commercial Services Agreement (CSA) – under which Shell agrees to provide commercial and business service staff for administrative support to conduct COMGÁS’s business.

(ii)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis to Cosan S.A.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries. These receivables are secured by Cosan S.A. shares.

c)	Officers’ and directors’ compensation

Key management includes directors (executive and non-executive) and members of the board. The compensation paid or payable to key management for their services is shown below:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Regular compensation	37,193	19,299	31,922
Stock option expense (Note 34)	12,924	6,595	13,295
Bonuses and other variable compensation	29,258	13,092	61,377

	79,375	38,986	106,594

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in associates

a)	Information on associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.(i)	Novvi Limited Liability Company	Janus Brasil Participações S.A.(i)	Vertical UK LLP	Other	Total
Shares issued by the associate	65,957,282	200,002	1,364,827	-	-
Shares held by Cosan	33,638,214	100,001	689,685	-	-
Cosan ownership interest	51.00%	50.00%	51.00%	50.00%	-

At March 31, 2013	39,828	-	-	9,641	1,087	50,556
Equity in earnings (losses) of associates	14,825	(7,812)	-	-	(1,516)	5,497
Other comprehensive income	18	998	-	1,330	-	2,346
Dividends	(839)	-	-	(2,845)	-	(3,684)
Capital increase	24,989	22,178	-	-	-	47,167
Other	-	-	-	-	1,434	1,434
At December 31, 2013	78,821	15,364	-	8,126	1,005	103,316
Equity in earnings (losses) of associates	9,657	(7,501)	-	1,079	305	3,540
Other comprehensive income (losses)	204	2,019	-	(2,693)	-	(470)
Dividends	(3,118)	-	-	-	-	(3,118)
Capital increase	7,294	4,640	13,063	-	1,500	26,497
Other	1,559	-	-	-	(647)	912

At December 31, 2014	94,417	14,522	13,063	6,512	2,163	130,677

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial information of associates:

	Twelve months ended December 31, 2014
	Assets	Liabilities	Equity	Profit (loss) for the period	Total comprehensive income

Tellus Brasil Participações Ltda.(i)	1,865,488	12,421	1,853,067	192,553	4,334
Janus Brasil Participações S.A.(i)	254,749	103	254,646	(1,483)	-
Novvi Limited Liability Company	21,800	18,147	3,653	(14,847)	4,038

	Nine months ended December 31, 2013
	Assets	Liabilities	Equity	Profit (loss) for the period	Total comprehensive income

Tellus Brasil Participações Ltda.(i)	1,664,607	119,130	1,545,477	290,686	2,263

	Twelve months ended March 31, 2013
	Assets	Liabilities	Equity	Profit (loss) for the period	Total comprehensive losses

Tellus Brasil Participações Ltda.(i)	800,479	22,459	778,020	124,079	(789)

(i) The Company is entitled to 5.1% of the economic benefits of the associate as established in the shareholders agreement.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information on the non controlling interest in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio S.A.	Companhia de Gás de São Paulo - "COMGÁS"	Cosan Logística S.A.	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Gerais S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Other	Total
Shares issued by investee	407,214,353	121,870,985	405,856,814	956,917	2,040,816	21,148,989	830,690,258	-	-
Shares held by non-controlling shareholders	252,444,538	47,909,318	152,153,491	239,229	1,000,000	17,147,822	290,710,861	-	-
Non-controlling interest	37.49%	39.31%	37.49%	25.00%	49.00%	81.08%	35.00%	-	-

At March 31, 2013	3,664,146	1,852,661	-	309,012	37,902	1,528,729	305,708	(489,457)	-	7,208,701
Equity in earnings (losses)	88,270	162,793	-	40,273	(618)	74,151	27,217	(14,718)	-	377,368
Other comprehensive income (losses)	(2,457)	9,817	-	-	-	7,345	516	(1,473)	-	13,748
Dividends	(76,916)	(64,357)	-	-	-	(2,432)	(5,249)	368	-	(148,586)
Other	(18,065)	324	-	-	(65)	-	-	65	-	(17,741)
At December 31, 2013	3,654,978	1,961,238	-	349,285	37,219	1,607,793	328,192	(505,215)	-	7,433,490
Equity in earnings (losses)	105,153	210,196	9,368	28,784	152	100,253	17,567	-	-	471,473
Other comprehensive income (losses)	(17,690)	967	-	-	-	4,998	349	(234)	-	(11,610)
Dividends	(91,618)	(65,715)	(9,288)	(54,379)	-	(32,432)	(8,365)	6,504	-	(255,293)
Other	2,229	4,892	(186)	(54)	(305)	-	-	113	-	6,689

At December 31, 2014	3,653,052	2,111,578	(106)	323,636	37,066	1,680,612	337,743	(498,832)	-	7,644,749

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized balance sheet

	Subsidiaries
	Companhia de Gás de São Paulo - "COMGÁS"		Rumo Logística Operadora Multimodal S.A.		Logispot Armazéns Gerais S.A.		Radar Propriedades Agrícolas S.A.		Radar II Propriedades Agrícolas S.A.

	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Current
Assets	1,841,957	1,488,902	145,211	555,661	14,739	3,972	66,766	223,574	803	489
Liabilities	(1,497,373)	(1,403,287)	(368,401)	(363,037)	(6,179)	(6,714)	(16,744)	(22,458)	(202)	-
Net current assets (liabilities)	344,584	85,615	(223,190)	192,624	8,560	(2,742)	50,022	201,116	601	489

Non-current
Assets	9,186,386	8,783,460	2,337,758	1,921,733	47,850	40,270	2,135,540	1,855,301	964,391	259,104
Liabilities	(3,658,708)	(3,368,771)	(820,026)	(755,476)	(32,358)	(14,601)	(44,899)	(37,655)	-	-
Net non-current assets	5,527,678	5,414,689	1,517,732	1,166,257	15,492	25,669	2,090,641	1,817,646	964,391	259,104

Equity	5,872,262	5,500,304	1,294,542	1,358,881	24,052	22,927	2,140,663	2,018,762	964,992	259,593

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income

	Companhia de Gás de São Paulo - "COMGÁS"			Rumo Logística Operadora Multimodal S.A.			Logispot Armazéns Gerais S.A.
	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Net sales	6,387,104	4,888,897	2,398,989	905,449	742,962	706,020	21,354	12,122	22,743
Profit before taxes	734,945	560,443	207,314	172,678	243,201	223,261	2,168	2,664	6,316
Income tax expenses	(203,810)	(152,740)	(47,439)	(58,151)	(82,110)	(74,677)	(757)	(894)	(2,035)
Profit for the period	531,135	407,703	159,875	114,527	161,091	148,584	1,411	1,770	4,281
Other comprehensive income	6,266	24,574	(84,017)	-	-	-	-	-	-

Total comprehensive income	537,401	432,277	75,858	114,527	161,091	148,584	1,411	1,770	4,281

Comprehensive income attributable
to non-controlling interests	211,253	172,695	30,305	28,632	40,273	37,146	691	868	2,098

Dividends paid	65,715	-	79,299	-	-	-	-	-	-

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Radar Propriedades Agrícolas S.A.			Radar II Propriedades Agrícolas S.A.
	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Net sales	43,883	14,433	19,828	-	-	-
Profit before taxes	164,365	94,783	190,256	50,217	15,240	42,371
Income tax expenses	(8,605)	(3,320)	(47,291)	(20)	-	(2)
Profit for the period	155,760	91,463	142,965	50,197	15,240	42,369
Other comprehensive income	22,157	16,017	-	3,603	2,604	-

Total comprehensive income	177,917	107,480	142,965	53,800	17,844	42,369

Comprehensive income attributable
to non-controlling interests	144,255	87,145	115,916	18,830	6,245	14,829

Dividends paid	25,928	1,945	72,061	8,365	5,250	-

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(I)

	Subsidiaries
	Companhia de Gás de São Paulo - "COMGÁS"			Rumo Logística Operadora Multimodal S.A.			Radar Propriedades Agrícolas S.A.

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Cash generated from operations	1,596,064	1,081,121	453,974	105,840	229,711	341,054	68,173	29,256	80,411
Income taxes paid	(111,970)	(121,308)	(174,038)	(34,789)	(2,064)	(38,010)	(10,219)	(4.032)	(10.049)
Net cash generated by
operating activities	1,484,094	959,813	279,936	71,051	227,647	303,044	57,954	25,224	70,362

Net cash used in investing activities	(661,546)	(610,418)	(294,359)	(262,876)	(187,606)	(265,591)	(21,181)	(24,070)	(33,281)

Net cash provided by
(used in) financing activities	(384,798)	(140,942)	(84,949)	(230,292)	(37,633)	43,284	(40,000)	(3,000)	(88,883)

Increase (decrease) in
cash and cash equivalents	437,750	208,453	(99,372)	(422,117)	2,408	80,737	(3,227)	(1,846)	(51,802)

Cash and cash equivalents at
beginning of period	535,957	327,504	426,876	496,943	494,535	413,798	9,189	10,703	62,505

Cash and cash
equivalents at end of period	973,707	535,957	327,504	74,826	496,943	494,535	5,962	8,857	10,703

(I) Information presented for subsidiaries with significant non-controlling interest.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Investment in joint ventures

In June 2011, the Company entered into an agreement to jointly control two companies:

(i)	Raízen Combustíveis which owns a network of, approximately, 5,356 fuel service stations throughout Brazil, 62 distribution terminals and 55 airports terminals for supplying aviation fuel;

(ii)
Raízen Energia, which produces and sell sugar, ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane - the main raw material used in the production of sugar and ethanol.

Cosan has joint control over Raízen Combustíveis and Raízen Energia by virtue of its 50% share in the equity of both companies and the requirement for unanimous consent by all shareholders over decisions related to the significant activities. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used for all periods presented in these consolidated financial statements.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.(I)	Raízen Energia Participações S.A.(I)	Total
Shares issued by investee	3,303,168,484	5,902,595,634	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817	2,951,297,817
Cosan ownership interest	50.00%	50.00%	50.00%

At March 31, 2013	3,278,866	5,303,875	-	8,582,741
Equity in earnings
(losses) of joint ventures	352,515	(110,479)	-	242,036
Other comprehensive income (losses)	(162)	(3,156)	-	(3,318)
Dividends	(300,449)	(20,000)	-	(320,449)
Other	(4,288)	1,537	-	(2,751)
At December 31, 2013	3,326,482	5,171,777	-	8,498,259
Equity in earnings of joint ventures	503,176	85,252	-	588,428
Other comprehensive income (losses)	(210)	(44,322)	-	(44,532)
Dividends	(610,982)	(26,912)	-	(637,894)
Other	-	242	-	242

At December 31, 2014	3,218,466	5,186,037	-	8,404,503

(I)	Raízen Energia was a direct subsidiary of Raízen Energia Participações S.A. ("REPSA") until November 30, 2012, at which time REPSA was merged into the company.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

The cash flows and comprehensive income of the joint ventures are presented below:

	Raízen Energia S.A.			Raízen Combustíveis S.A.
	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Cash flow
Operating activities	3,200,792	490,313	2,659,558	682,720	559,917	1,456,774
Investing activities	(2,458,231)	(1,456,505)	(2,530,904)	981	349,623	(478,335)
Financing activities	842,905	265,174	430,364	(839,223)	(719,261)	(875,103)

(Decrease) increase in cash
and cash equivalents	1,585,466	(701,018)	559,018	(155,522)	190,279	103,336

Other comprehensive
income (losses)	30,239	(214,998)	293,170	1,078,945	721,444	790,724

Pursuant to the terms of the Raízen Joint Venture - Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in "Other taxes payable". Additionally, Cosan has access to a credit line (stand-by facility) granted to Raízen in the amount of US$500 million, which was unused at December 31, 2014.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14	Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At March 31, 2013	2,473,438	85,426	2,558,864
Additions	2,909	-	2,909
Change in fair value	125,322	(3,779)	121,543
Transfers (i)	(314,104)	314,104	-
Disposals	(6,056)	(81,647)	(87,703)
At December 31, 2013	2,281,509	314,104	2,595,613
Change in fair value	112,579	19,118	131,697
Transfers(i)	247,890	(247,890)	-
Disposals	-	(60,243)	(60,243)

At December 31, 2014	2,641,978	25,089	2,667,067

(i)	Land withdrawn from sale and reclassified back to investment properties as objectives not met in commercial negotiations.

Investment properties include agricultural land located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and to joint ventures. The lease agreements for the cultivation of sugar cane have an average term of 18 and 10 years for grain.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Construction in progress	Other	Total
Cost
At March 31, 2013	435,832	318,480	433,158	206,534	31,872	1,425,876
Additions	97	6,155	-	246,251	28	252,531
Disposals	(52)	(1,236)	-	-	(376)	(1,664)
Transfers(i)	11,363	35,863	2,906	(168,523)	3,576	(114,815)
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928

Depreciation
At March 31, 2013	(71,079)	(134,068)	(31,361)	-	(11,071)	(247,579)
Additions	(9,341)	(20,151)	(10,223)	-	(2,937)	(42,652)
Disposals	1	156	-	-	51	208
Transfers(i)	-	67	-	-	(62)	5
At December 31, 2013	(80,419)	(153,996)	(41,584)	-	(14,019)	(290,018)

At March 31, 2013	364,753	184,412	401,797	206,534	20,801	1,178,297
At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2013	447,241	359,263	436,065	283,937	35,417	1,561,923
Additions	114	5,830	-	382,737	-	388,681
Disposals	(1,726)	(17,262)	-	2	(2,076)	(21,062)
Transfers(i)	69,228	102,258	83,928	(411,359)	4,261	(151,684)
At December 31, 2014	514,857	450,089	519,993	255,317	37,602	1,777,858

Depreciation
At December 31, 2013	(80,418)	(153,994)	(41,584)	-	(14,017)	(290,013)
Additions	(15,807)	(36,810)	(14,104)	-	(4,710)	(71,431)
Disposals	1,388	16,147	-	-	1,948	19,483
Transfers(i)	(8,778)	8,753	-	-	18	(7)
At December 31, 2014	(103,615)	(165,904)	(55,688)	-	(16,761)	(341,968)

At December 31, 2013	366,823	205,269	394,481	283,937	21,400	1,271,910
At December 31, 2014	411,242	284,185	464,305	255,317	20,841	1,435,890

(i) The balance of transfers relates to amounts reclassified to intangible assets.

Capitalization of borrowing costs

Capitalized borrowing costs in the year ended December 31, 2014 amounted to R$ 5,779 (nine months ended December 31, 2013 R$ 6,019; year ended March 31, 2013 R$ 6,593). The weighted average interest rate used to capitalize borrowing costs, that are directly attributable to the acquisition or construction of assets that take a substantial period of time to get ready, was 5.16% p.a. ended December 31, 2014 (5.96% p.a. for the nine months ended December 31, 2013; 5.60% p.a. year ended March 31, 2013).

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Intangible assets

	Goodwill	Gas distribution concession - COMGÁS	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At March 31, 2013	705,816	7,742,140	618,878	252,474	597,193	143,535	10,060,036
Additions	-	557,220	-	-	125,408	40,960	723,588
Disposals	(1,860)	(26,940)	-	-	(3,415)	(50)	(32,265)
Transfers(i)	-	-	132,677	-	-	16,380	149,057
Business combination	-	34,862	-	-	-	-	34,862
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278

Depreciation
At March 31, 2013	-	(127,048)	(42,633)	(97,012)	(151,121)	(27,324)	(445,138)
Additions	-	(197,233)	(25,244)	(17,120)	(123,275)	(34,101)	(396,973)
Disposals	-	17,844	-	-	1,276	-	19,120
Transfers(i)	-	-	(34,242)	-	-	(5)	(34,247)
At December 31, 2013	-	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)

At March 31, 2013	705,816	7,615,092	576,245	155,462	446,072	116,211	9,614,898
At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Goodwill	Gas distribution concession - COMGÁS	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2013	703,956	9,528,471	751,555	252,474	1,121,425	357,103	12,714,984
Additions	-	502,941	-	-	149,236	22,554	674,731
Disposals	-	(19,774)	-	-	(6,773)	(1)	(26,548)
Transfers(i)	-	(675)	146,965	-	675	4,719	151,684
At December 31, 2014	703,956	10,010,963	898,520	252,474	1,264,563	384,375	13,514,851

Depreciation
At December 31, 2013	-	(1,527,626)	(102,119)	(114,132)	(675,359)	(217,708)	(2,636,944)
Additions	-	(343,956)	(40,714)	(22,830)	(155,582)	(45,684)	(608,766)
Disposals	-	13,898	-	-	3,420	(97)	17,221
Transfers(i)	-	-	-	-	-	11	11
At December 31, 2014	-	(1,857,684)	(142,833)	(136,962)	(827,521)	(263,478)	(3,228,478)

At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040
At December 31, 2014	703,956	8,153,279	755,687	115,512	437,042	120,897	10,286,373

(i) The balance of transfers relates to amounts reclassified to intangible assets.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs in the year ended December 31, 2014, amounted to R$ 20,891 (nine months ended December 31, 2013 R$ 25,973; year ended March 31, 2013 R$ 7,279). The weighted average interest rate used to capitalize borrowing costs, that are directly attributable to the acquisition or construction of assets that take a substantial period of time to get ready, was 10.93% p.a. ended December 31, 2014 (8.40% p.a. for the nine months ended December 31, 2013; 8.32% p.a. year ended March 31, 2013).

Intangible assets (excluding goodwill)	Annual rate of amortization - %	December 31, 2014	December 31, 2013
Gas distribution concession - COMGÁS(i)	Concession term	8,153,279	8,000,845
Improvements to public rail concessions(ii)	Concession term	505,237	387,245
Operating license for port terminal(iii)	4.00	250,450	262,190
		755,687	649,435
Trademarks
Mobil	10.00	91,308	114,138
Comma	-	24,204	24,204
		115,512	138,342
Relationship with customers
COMGÁS	20.00	375,119	375,184
Lubricants	6.00	61,923	70,883
		437,042	446,067
Other
Software licenses	20.00	83,889	91,695
Other	-	37,008	47,700
		120,897	139,395

		9,582,417	9,374,084

(i)
Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets (Note 3). The amortization term is 39 years (the remaining concession period, plus extension);

(ii)	Refers to improvements made to the Federal Government rail network in relation to the transportation services provided by Rumo (Note 3); and

(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units containing goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

During the year ended December 31, 2014, no impairment indicator was identified that would trigger the performance of an impairment test.

The combined carrying amounts of goodwill allocated to cash generating units are as follows:

	December 31, 2014	December 31, 2013
Cash-generating unit - Lubricants	603,462	603,462
Fair value less costs to spin-off - Rumo	100,451	100,451
Cash-generating unit - Other Businesses	43	43

Total goodwill	703,956	703,956

The recoverable amount is determined by reference to the value in use, using the discounted cash flows model, based on management’s estimated budget information which takes into consideration assumptions related to each business, using market available information as well as previous performance, and the fair value less costs to sell. Discounted cash flows are estimated for a period of 5 to 10 years and in perpetuity assuming a real growth rate of zero. Management considers it is appropriate to estimate cash flows for a period longer than five years as this reflects the estimated period of use of the asset groups and businesses involved.

The main assumptions and estimates involved are the following: (i) Rumo: the recoverable amount was determined by the fair value method, using as a basis the price that would be received to sell an asset or that would be paid by transferring a liability in an orderly transaction between market participants at the measurement date, (ii) Lubricants: expected growth in operations based on expected segmented GDP and other macroeconomic factors, as well as expected sales price of commodities.

Future cash flows are discounted using discount rates between 5.6% and 11.8% (weighted average cost of capital) that reflect specific risks relating to the significant assets in each cash-generating unit.

The impairment test performed as of December 31, 2014 did not result in the need to recognize impairment losses on the carrying value of intangible assets or goodwill. The determination of the recoverability of assets depends on certain key assumptions, as described above, which are influenced by current market, technological and economic conditions. These tests are not indicative of future impairment losses and/or whether they would be material.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Loans and borrowings

	Interest
Description(i)	Index(ii)	Annual interest(iii)	December 31, 2014	December 31, 2013	Matures
Senior Notes Due 2023	US$	5.00%	1,352,796	1,086,716	Mar-2023
Perpetual Notes	US$	8.25%	1,344,760	1,186,221	-
Senior Notes Due 2018	Fixed	9.50%	874,494	873,589	Mar-2018
BNDES	TJ462	7.80%	834,565	525,636	Oct-2020
EIB	US$ + LIBOR	2.07%	691,463	633,223	Sep-2021
Resolution 4131	US$ + LIBOR	2.72%	466,494	413,477	Feb-2018
FINAME	URTJLP	6.93%	457,570	428,916	May-2022
Non-convertible debentures	Fixed rate + IPCA	11.98%	447,386	417,231	Sep-2020
FINAME	Fixed	4.04%	307,230	277,298	Nov-2022
BNDES	TJLP	7.75%	288,209	526,716	Oct-2018
BNDES	Selic	14.17%	274,000	159,894	Oct-2020
Resolution 4131	US$ + LIBOR	1.59%	266,006	-	Nov-2015
Foreign loans	LIBOR Sterling	3.88%	224,047	209,340	Dec-2019
FINEP	Fixed	5.00%	165,032	89,104	Nov-2020
Working capital	US$ + LIBOR	4.18%	133,185	262,796	Sep-2016
Non-convertible debentures	CDI	11.81%	131,229	164,144	Sep-2019
Working capital	CDI + 1.20%	12.91%	101,515	-	Oct-2017
Working capital	CDI + 1.43%	13.17%	85,628	-	Sep-2016
Resolution 4131	US$	1.18%	29,338	-	Aug-2015
Finem	URTJLP	6.66%	13,231	-	Jan-2022
Finem	IPCA	14.60%	3,483	-	Nov-2021
Finem	Fixed	3.50%	3,420	-	Jan-2024
Credit notes	110.00% CDI	-	-	393,646	-
Leasing	100.00%	-	-	1,068	-
Non-convertible debentures	123.00% CDI	-	-	1,443,941	-
Other		-	7,559	-	-
			8,502,640	9,092,956

Current			1,056,353	1,050,862
Non-current			7,446,287	8,042,094

(i)
Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and intangible assets) being financed (FINAME) in an amount of R$1,738,661 (R$970,974 in 2013);

(ii)
TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index;

(iii)	As at December 31, 2014, unless otherwise indicated.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2014	December 31, 2013
13 to 24 months	751,980	595,917
25 to 36 months	944,817	666,297
37 to 48 months	1,874,414	650,006
49 to 60 months	672,319	1,626,221
61 to 72 months	435,042	1,101,334
73 to 84 months	79,978	1,071,570
85 to 96 months	4,535	65,043
Thereafter	2,683,202	2,265,706

	7,446,287	8,042,094

Senior Notes Due in 2018

On March 19, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of R$ 850,000, bearing annual interest of 9.5%, payable semiannually in September and March of each year.

Senior Notes Due in 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of US$ 500,000 thousand, bearing annual interest of 5%, payable semiannually in September and March of each year. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

BNDES

Refers to the financing of expansion of the logistics segment and gas distribution.

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued US$ 500,000 thousand of perpetual notes in the international capital market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Bank debt – Working capital

On October 4, 2011, the Company entered into a bank loan agreement for US$ 100,000 thousand due in 2016, bearing annual interest of LIBOR + 4.58%. Proceeds were used to purchase the Company's own shares.

On September 3, 2013, the Company entered into a loan agreement for US$35,000 thousand due in 2016, bearing annual interest of LIBOR + 2.55%, LIBOR + 2.35% and LIBOR + 2.15%, for the first, second and third years, respectively.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

On October 28, 2014, the Company entered into a loan agreement for US$ 40,000 thousand (then equivalent to R$ 99,500) due in 2017, bearing annual interest of CDI + 1.20%. Proceeds were used to refinance part of the 2011 debt.

FINAME

Refers to FINAME funding (Federal Government Machinery and Equipment Financing Program), through various financial institutions, intended to be used for investments in property, plant and equipment and intangible assets. Interest is payable monthly and the principal is secured by liens on the financed assets.

Foreign currency loans

On December 22, 2014, Cosan Lubes Investment renegotiated its loan maturing in December 2019; including the grace period for the principal amount of two and a half years. The original loan was disbursed on June 29, 2012, for a principal amount of £ 54,000 thousand and was obtained in order to acquire control of Comma Oil and Chemicals Limited in July 2012.

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR and maturing in 2021. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks. The funds were used to expand and support the natural gas distribution network.

Non-convertible debentures

On August 5, 2008, COMGÁS concluded the placement of a simple non-convertible debentures, indivisible at a par value of R$ 100,000. On August 2012, 2013 and 2014 the Company repaid accumulated total of 100% of the principal.

On September 15, 2013, COMGÁS concluded the placement of a three tranche non-convertible debentures, indivisible at par value totaling R$ 540,000. The final maturity is September, 2020.

In June 2014 Cosan pre-paid 100% of the principal of the debentures issued in 2012 in the total amount of R$ 1,400,000.

FINEP

In November 2012, Cosan Biomassa S.A. obtained a bank loan of R$ 89,694, maturing in January 2021. The same agreement provides for three more draw down installments, totaling R$ 254,890, bearing interest of 5% per year. These funds will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Promissory Notes

On March 1, 2013, COMGÁS concluded the issuance of 400 Promissory Notes at a par value of R$ 1,000, totaling R$ 400,000 with a maturity period of 270 days.

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

As at December 31, 2014, Cosan, its subsidiaries and joint ventures were in compliance with all debt covenants.

The carrying amounts and fair value of loans and borrowings are as follows:

	Carrying amount		Fair value(i)
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Senior / Perpetual Notes	3,572,050	3,174,894	3,356,788	2,977,658
Financing	4,930,590	5,918,062	4,930,590	5,918,062

Total	8,502,640	9,092,956	8,287,378	8,895,720

(i) Senior / Perpetual Notes and Financing were measured at fair value using Level “1” and “Level 2” inputs, respectively (Note 32).

The carrying amounts of loans and borrowings are denominated in the following currencies:

	December 31, 2014	December 31, 2013

US Dollar	4,284,042	3,605,532
Brazilian Real	3,994,551	5,278,084
Pound Sterling	224,047	209,340

Total	8,502,640	9,092,956

18	Trade payables

	December 31, 2014	December 31, 2013
Natural gas suppliers	749,021	590,168
Materials and service suppliers	363,438	272,261

	1,112,459	862,429

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

19	Other taxes payable

	December 31, 2014	December 31, 2013
Tax Amnesty and
Refinancing Program - REFIS(I)	524,703	1,075,019
ICMS – State VAT	67,777	77,466
COFINS- Revenue tax	18,702	30,470
PIS - Revenue tax	2,511	5,170
INSS - Social security	2,739	2,842
Other	25,874	18,856
	642,306	1,209,823

Current	307,741	199,056
Non-current	334,565	1,010,767

(I)	Tax amnesty and refinancing program (REFIS) for the settlement of amounts due for qualifying Brazilian federal taxes.

Provisional Measure 651 was enacted through Law 13.043 on November 14, 2014 providing an option to join a Tax Amnesty and Refinancing Program (REFIS) to settle specified tax obligations by paying at least 30% in cash, utilizing tax loss carryforwards and reducing amounts owed for penalties and late payment interest accruals. Law 11.941/09 provided for similar benefits. The REFIS permitted the Company to settle tax obligations of R$ 578,182 (including unrecorded provisions related to possible tax loss contingencies of R$ 9,330) through cash payments of R$ 145,015, reduction of R$ 28,440 recognized as gain on REFIS liability and the offset of R$ 404,728 of tax loss carryforwards (being R$ 173,559 from the Company, including R$ 3,684 of unrecognized tax loss carryforwards, and R$ 231,168 from its joint ventures). The gain on REFIS liability was recorded in the statement of profit or loss in "Other expenses, net" (Note 29). The balance of tax obligations at December 31, 2014 of R$ 524,703 is subject to interest and indexation based on the SELIC index. The tax obligation and settlement process is still subject to final ratification by the tax authorities.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	Twelve months ended December 31, 2014	Nine months ended December 31, 2014	Twelve months ended March 31, 2013
Profit before taxes	686,308	539,180	920,886
Income tax and social contribution at
nominal rate (34%)	(233,345)	(183,321)	(313,101)

Adjustments to reconcile nominal to effective tax rate
Equity method investments
(non taxable income)	201,269	84,161	229,270
Differences in tax rates on entities under
Brazilian presumed profits tax regime	51,398	38,922	40,841
Judicial demand related to income tax	13,839	-	-
REFIS discounts granted	9,972	-	-
Non taxable foreign exchange
gains of foreign subsidiaries	2,956	1,371	43,516
Differences in tax rates on
earnings / losses of overseas companies	2,465	(14,788)	(9,141)
Stock options	(4,400)	(2,242)	(4,521)
Off-book tax loss carryforwards
now recorded (write-offs), net	(8,195)	67,367	(60,994)
Interest on capital (net received)	(13,380)	(15,292)	(19,531)
Non-deductible expenses
(donations, gifts, etc.)	(19,232)	(3,859)	(3,944)
Write off of tax loss
carryforwards - Partial spin-off (i)	(35,469)	-	-
Other	(11,707)	(11,513)	(28,748)

Income tax and social contribution
expense (current and deferred)	(43,829)	(39,194)	(126,353)

Effective rate - %	6.39	7.27	13.72

(i) “Partial Spin-off” of Cosan S.A. and merger of the spun-off portion into Cosan Log (Note 1).

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

	December 31, 2014				December 31, 2013
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)

Tax loss carryforwards
Income tax loss carryforwards	1,276,670	319,168	-	319,168	282,656
Social contribution tax loss carryforwards	1,295,308	-	116,578	116,578	102,410

Temporary differences
Foreign currency gain / losses	892,613	223,153	80,335	303,488	11,603
Tax deductible goodwill	876,771	219,193	78,909	298,102	514,893
Provision for judicial demands	540,337	135,084	48,630	183,714	173,477
Allowance for doubtful accounts	157,015	39,254	14,131	53,385	54,258
Profit sharing	33,367	8,342	3,003	11,345	67,057
Derivatives instruments unrealized (gains) losses	(371,622)	(92,905)	(33,446)	(126,351)	107,489
Unrealized gain on sale of investments	(55,211)	(13,803)	(4,969)	(18,772)	(30,894)
Other temporary differences	(98,207)	(24,552)	(8,839)	(33,391)	(17,390)
Property, plant and equipment	(122,557)	(30,639)	(11,030)	(41,669)	(28,017)
Gain on formation of joint ventures	(3,338,342)	(834,585)	(300,451)	(1,135,036)	(1,135,042)
Unrealized gains on investment properties	(2,428,595)	(48,572)	(26,229)	(74,801)	(70,309)
Assets held for sale	(25,090)	(502)	(271)	(773)	(9,636)
Concession contract	44,284	11,071	3,986	15,057	11,579
Regulatory asset	242,654	60,664	21,839	82,503	118,228
Gains or losses on actuarial liabilities	257,630	64,407	23,187	87,594	41,593
Business combination - Property, plant and equipment	(107,629)	(26,907)	(9,687)	(36,594)	(38,098)
Business combination - Intangible assets	(4,090,448)	(1,022,612)	(368,140)	(1,390,752)	(1,441,910)
Business combination - Other fair value adjustments	(72,097)	(18,024)	(6,489)	(24,513)	(17,706)
Other	(333,507)	(83,376)	(30,016)	(113,392)	(162,675)
Total net liability		(1,116,141)	(408,969)	(1,525,110)	(1,466,434)

Deferred income tax - Assets				214,164	232,188
Deferred income tax - Liabilities				(1,739,274)	(1,698,622)

Total net deferred taxes				(1,525,110)	(1,466,434)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Recoverability of deferred tax assets

In assessing the recoverability of deferred tax assets, management estimates future taxable income and the timing of reversal of the temporary differences.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Under Brazilian tax law, tax loss carryforwards do not expire, however, their use is limited to 30% of annual taxable income.

At December 31, 2014, the Company expects to realize deferred taxes on loss carry forwards on income tax and social contribution as follows:

December 31, 2014
No later than 1 year	6,646
Later than 1 year and no later than 5 years	64,427
Later than 5 years	364,673

Total	435,746

d)	Changes in deferred income taxes, net:

At March 31, 2013 – Net deferred tax liability	(1,545,908)
Recorded through income	90,782
Recorded through other comprehensive income	(15,795)
Securities	(4,668)
Tax benefit of goodwill amortization	11,003
Other	(1,848)
At December 31, 2013 – Net deferred tax liability	(1,466,434)
Recorded through income	112,673
Recorded through other comprehensive income	(19,073)
Acquisition cost of the preferred shares in subsidiaries	18,450
Use of tax loss carryforward - REFIS	(173,559)
Other	2,833

At December 31, 2014 - Net deferred tax liability	(1,525,110)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

21	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Tax	343,038	410,890	319,444	294,991
Civil	139,268	146,011	48,445	33,659
Labor	175,473	165,557	50,496	32,904

	657,779	722,458	418,385	361,554

Changes in provision for legal proceedings:

	Tax	Civil	Labor	Total

At December 31, 2013	410,890	146,011	165,557	722,458
Accruals	11,962	12,882	86,241	111,085
Write-off / Reversals	(89,581)	(9,303)	(49,147)	(148,032)
Settlement	(1,070)	(17,164)	(31,902)	(50,135)
Indexation and interest charges	10,837	6,842	4,724	22,403

At December 31, 2014	343,038	139,268	175,473	657,779

Judicial claims deemed to be probable losses, fully accrued

a)	Tax claims

	December 31, 2014	December 31, 2013
FINSOCIAL offsetting(i)	241,739	230,775
INSS - Social security(ii)	47,449	46,291
State VAT - ICMS credits(iii)	24,231	20,114
IPC - 1989(iv)	-	74,879
Other	29,619	38,831

	343,038	410,890

(i)
During the period from October 2003 to November 2006 Cosan Combustíveis e Lubrificantes S.A. “Cosan CL” offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.

(ii)	Mainly related to social security contributions, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

(iii)
A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (a.k.a. PEP-ICMS). The amounts that have been

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool.

(iv)
In 1993, CLE filed a lawsuit to challenge the balance sheet inflation accounting index (“IPC”) established by the Federal Government in 1989, considering that this index did not reflect the actual rate of inflation. The use of this index led the Company to overpay income and social contribution taxes. CLE obtained a favorable preliminary court ruling that allowed it to recalculate its financial position, using indices that better reflected the actual inflation over the period. In doing so the Company adjusted the amounts of income and social contribution taxes payable and offset the overpayments in subsequent years until 1997. Despite the favorable court rulings, the tax authorities issued a notice of infringement to the Company challenging all of the taxes that were offset. As the contingency is now considered to be a remote loss, the provision of R$ 75,144 was reversed, being the amounts of R$ 13,839 recorded under income tax expense and R$ 61,305 recorded under interest expenses.

b)	Civil and environmental

The Company and its subsidiaries are party to a number of civil and legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also party to a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges.

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

	December 31, 2014	December 31, 2013
ICMS - State VAT(i)	1,572,934	1,291,685
Federal income taxes(ii)	751,495	726,815
PIS and COFINS - Revenue taxes(iii)	680,065	506,813
IRRF - Withholding tax(iv)	656,087	637,130
INSS - Social security and other(v)	530,223	508,053
IPI - Excise tax credit - NT(vi)	441,707	430,981
IPI offsetting - IN 67/98(vii)	118,865	115,004
Other	648,850	637,619

	5,400,226	4,854,100

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	ICMS

State VAT: Refers mainly to (i) tax assessments filed against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the tolling services partnership with Central Paulista Açúcar e Álcool Ltda. in specified periods in 2006 and in 2007; (ii) ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However, the tax authorities, classify crystallized sugar as a semi-finished product,  therefore subject to ICMS; (iii) penalties related to the withholding of ICMS taxes on the sale of ethanol to customers residing in other states; (iv) ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked; and (v) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not Company’s core business, ICMS cannot be offset and (vi) ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration.

(ii)	Income taxes – Assessment notice

a)
In December 2011, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2006 to 2009, for an amount of R$ 446,444 (September 2013). Such claim is based on the following: (i) tax benefits that arose from the deduction of goodwill amortization, (ii) the offsetting of tax carry forwards and (iii) taxes on revaluation differences of the property, plant and equipment. The Company filed its defense in January 2012 and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company quantified such possible loss in the amount of R$ 221,780.

b)
In June 2013, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2009 to 2011 of R$ 401,904, corresponding to the deduction of goodwill amortization. The Company challenged this assessment and has classified any potential loss as possible, consistent with the position of its legal advisors. The Company has quantified the possible loss in the amount of R$ 291,724 and a remote loss in the amount of R$ 110,180 in relation to the payment of fines.

(iii)	PIS and COFINS

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9.718/98. The Supreme Court has already ruled on this issue, judging it unconstitutional.

(iv)	IRRF

In June 2013, the Company received an assessment notice issued for the payment of income tax withheld at source ("IRRF") in the amount of R$ 788,177. The withholding tax relates to an alleged capital gain arising from the acquisition of assets of companies located abroad. The Company presented its defense in July 2013 and, together with its legal advisors, rated the probability of loss as possible.

(v)	INSS – Social security

The legal proceeding related to INSS payment with possible unfavorable outcome involve the following:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities  disregard the right to constitutional immunity; (c) assessment of social security contribution on internal market resale of merchandises or to third parties, which are not included in the calculation of the social security contributions tax basis - these should only apply to gross revenue from production and not to acquired merchandise.

(vi)	IPI

Federal exercise VAT: SRF Normative Instruction no 67/98 approved the procedures adopted by industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997.

(vii)	Offsetting against IPI credits – IN 67/98

SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

b)	Civil and labor

The main civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	December 31, 2014	December 31, 2013
Civil	1,118,151	832,311
Labor	391,992	502,697

	1,510,143	1,335,008

Receivables from legal proceedings

The Company recognized a gain of R$ 69,951 in December 2013 and R$ 318,358 in 2007, corresponding to a lawsuit filed against the Federal Government, claiming indemnification for the pricing of products, at the time when the industry was subject to government price control. Final judgment was passed in favor of the Company.

A gain was recognized in profit or loss of the corresponding year, with a corresponding receivable in “Other non-current assets”.

At December 31, 2014, the asset recorded for the indemnity lawsuit and corresponding provision for legal fees totaled R$460,103 and R$56,581 (R$496,009 and R$59,921 as at December 31, 2013), recorded in "other assets" and "other liabilities" respectively. Management is confident that the receipt of these amounts is virtually certain, as the Federal Government cannot appeal against the judgment. The fair value of the asset is equivalent to the carrying amount.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Preferred shareholders payable in subsidiaries

On June 27, 2014, Cosan S.A. transferred to a newly-incorporated wholly-owned subsidiary, Cosan Investimentos e Participações S.A., its shares in Raízen Energia S.A. and Raízen Combustíveis S.A. in addition to a debenture Cosan S.A. had issued and placed with Banco Bradesco S.A.. The net assets transferred at that date totaled R$ 1,979,519.

Concurrently, also on June 27, 2014, Cosan S.A. executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). FIP Multisetorial and FIP Razac are funds owned by Banco Bradesco BBI S.A and Citibank Distribuidora de Títulos e Valores Mobiliários S.A., respectively.  Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.. These preferred shares will be remunerated based on a formula designed to provide a return over 15 years equivalent to the CDI rate. In the event the accumulated remuneration falls short of the minimum amount prescribed in the formula, as at April 30, 2021, the preferred shareholders will have a put against Cosan S.A. for an amount equivalent to the value of the initial investment plus interest based on the CDI less any CDI-indexed dividends paid.

The investment in the net assets of in the joint ventures, Raízen Energia S.A. and Raízen Combustíveis S.A., continue to be accounted for on the equity method without affecting the Company’s 50% interest in the results of each venture. The transaction underlying the Investment Agreement has been classified as a noncurrent financial liability in Cosan´s and Cosan S.A.´s balance sheet and the statement of profit or loss reflects the CDI equivalent dividends classified as financial expenses.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

23	Stockholders’ Equity

a)	Share capital

As of December 31, 2014 Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holding Limited	5,906,611	3.39	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Gávea Funds	21,167,463	12.14	-	-
Blackrock Inc.	8,559,101	4.91	-	-
MSOR Participações S.A.	1,811,250	1.04	-	-
Usina Bom Jesus S.A.	255,000	0.15	-	-
FIA Rio das Pedras	16,000	0.01	-	-
Other	130,643,414	74.93	-	-
Total shares outstanding	168,358,839	96.56	-	-

Treasury shares	5,996,502	3.44	-	-

Total	174,355,341	100.00	96,332,044	100.00

There have been no changes to the number of shares in issue during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of December 31, 2014 and 2013 with a market value of US$7.75 per share at December 31, 2014 (US$13.72 per share at December 31, 2013).

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive income

	March 31,	Comprehensive	March 31,	Comprehensive	December 31,	Comprehensive	December 31,
	2012	income	2013	income	2013	income	2014
Foreign currency translation differences	(182,730)	2,583	(180,147)	(42,891)	(223,038)	(75,406)	(298,444)
Gain (loss) on cash
flow hedge in joint ventures and subsidiary	14,115	35,695	49,810	(6,426)	43,384	(53,956)	(10,572)
Revaluation of investment properties reclassified
from property, plant and equipment	-	190,735	190,735	-	190,735	-	190,735
Defined benefit plan actuarial losses	22,570	(34,487)	(11,917)	28,009	16,092	31,012	47,104
Changes in value of available for
sale securities, net	(23,689)	7,132	(16,557)	9,077	(7,480)	5,932	(1,548)

Total	(169,734)	201,658	31,924	(12,231)	19,693	(92,418)	(72,725)

Attributable to:
Owners of the parent	(176,500)	117,592	(58,908)	(25,979)	(84,887)	(80,727)	(165,614)
Non-controlling interests	6,766	84,066	90,832	13,748	104,580	(11,691)	92,889

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24	Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 23.a).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 23.a). The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The average market value of the subsidiaries' shares for the purpose of calculating the dilutive effect of shares options was based on quoted market prices for the period during which the options were outstanding.

The following table sets forth the calculation of earnings per share for the year ended December 31, 2014, nine months ended December 31, 2013 and year ended March 31, 2013 (in thousands of Brazilian Reais, except per share amounts):

	Twelve months ended December 31, 2014		Nine months ended December 31, 2013		Twelve months ended March 31, 2013
Numerator
Profit from continuing operations
Basic		171,006		122,618		337,521
Dilutive effect of subsidiary's
stock option plan		(1,212)		(918)		(1,904)
Dilutive effect of put option		(15,601)		(15,601)		(15,601)
Diluted		154,192		106,099		320,016

Profit from discontinued operations
Basic		-		-		86,549
Dilutive effect of subsidiary's
stock option plan		-		-		(421)
Diluted		-		-		86,128

Denominator
Weighted average number
of shares outstanding		264,690,883		264,690,883		264,842,445

Basic earnings per share
Continuing operations	R$	0.65	R$	0.46	R$	1.27
Discontinued operations		-		-	R$	0.33
	R$	0.65	R$	0.46	R$	1.60
Diluted earnings per share
Continuing operations (as revised – Note 4.2)	R$	0.58	R$	0.40	R$	1.21
Discontinued operations		-		-	R$	0.33
	R$	0.58	R$	0.40	R$	1.54

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Commitments

a)	Commitments for the acquisition of assets and regulatory targets

COMGÁS has contractual commitments for the acquisition of intangible assets of R$ 13,257 at December 31, 2014 (R$ 23,687 at December 31, 2013) for the support and administration of the gas distribution network, as well as administrative and technology costs.

b)	Lease agreements

Lessor

Radar leases agricultural land to third parties for the production of sugar cane and grains.

The minimum lease receivables of these operating leases are calculated based on data from the TRS, and other commodity prices, and harvested volume per hectare as defined in contract. Revenues related to these contracts at December 31, 2014 are as follows:

2015	66,008
2016	65,771
2017	65,480
2018	53,277
2019	53,277

303,813

Lessee

At December 31, 2014, future minimum lease payments on non-cancellable operating leases entered by Rumo are as follows:

	2014	2013
No later than 1 year	56,608	52,173
Later than 1 year and no later than 5 years	268,077	263,642

	324,685	315,815

COMGÁS rents properties through 15 lease contracts. Rental expense amounted to R$ 4,639 for the year ended December 31, 2014 (R$ 5,741 for the nine months ended December 31, 2013 and R$ 1,510 for the year ended March 31, 2013).

The lease terms are for a period of one to six years, and the majority of lease agreements are renewable at the end of the lease period at market rates.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Future minimum lease payments under non-cancelable operating leases are as follows:

	2014	2013
No later than 1 year	4,080	4,799
Later than 1 year and no later than 5 years	6,233	9,413

	10,313	14,212

c)	Purchase

Rumo has contractual commitments totaling R$22,000 for the improvement of the railway network to expand the logistics segment through 2015.

d)	Gas purchase

COMGÁS has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were the Company to consume a volume of gas below its contractual obligation, the Company would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by COMGÁS were recognized as “Other assets” in the statement of financial position (2014: R$ 163,686; 2013: R$ 133,823).

e)	Regulatory assets (liabilities)

	December 31, 2014	December 31, 2013
Cost of gas to be recovered/(transferred)	243,713	345,349
Credits of taxes to be recovered/(transferred)	(1,120)	2,517
Adjustment to present value of taxes	61	(137)

	242,654	347,729

Opening balance	347,729	380,894
Closing balance	242,654	347,729

Expense not recognized in the statement of
profit and loss before income tax and social contribution	(105,075)	(33,165)

Regulatory assets (liabilities)	(124,495)	(59,173)
Adjustment	26,359	34,376
Other	(6,939)	(8,368)
	(105,075)	(33,165)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The tariffs for the supply of gas to the different customer segments are authorized by the concession authority. In accordance with the terms of the Concession Agreement, the differences between the cost component of gas included in the tariffs charged to the customers and the actual cost of gas incurred are determined on a monthly basis and charged or credited to a regulation account (regulatory account).

Periodically, charges or credits in the tariffs are determined by the regulator with the objective of amortizing the amounts accumulated in this account.

The balance of this account is considered as an asset or as a liability, pursuant to the regulator's set of accounts and for income tax purposes. However, this account is not recognized under IFRS, because the respective balance is not considered as an asset or as a liability, as its realization or liquidation depends on further purchases by the Company's consumers. Therefore, the balances presented above are not recorded in these financial statements.

26	Gross Sales

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Gross revenue from sales of products	9,702,960	7,133,290	4,686,403
Gross revenue from sales of services	1,000,065	845,100	809,667
Construction revenue	481,314	536,482	230,038
Indirect taxes and deductions	(2,122,035)	(1,636,658)	(1,139,899)

Net revenue	9,062,304	6,878,214	4,586,209

27	Expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose for the year ended December 31, 2014, nine months ended December 31, 2013, and year ended March 31, 2013 are as follows:
	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Raw materials and consumables used	(4,767,550)	(3,533,382)	(2,725,069)
Employee benefit expense	(1,334,341)	(1,021,922)	(430,930)
Transportation expenses	(887,608)	(666,461)	(260,376)
Depreciation and amortization(I)	(662,196)	(424,580)	(317,270)
Selling expenses	(60,906)	(76,067)	(169,423)
Other	(251,275)	(226,714)	(187,207)

	(7,963,876)	(5,949,127)	(4,090,275)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Classified as:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Cost of sales	(6,413,720)	(4,878,229)	(3,211,309)
Selling	(881,543)	(603,965)	(459,433)
General and administrative(1I)	(668,613)	(466,933)	(419,533)

	(7,963,876)	(5,949,127)	(4,090,275)

(I)	Excludes R$16,913 presented as a deduction of net revenue (December 31, 2013 R$14,564 and March 31, 2013 R$17,516);

(II)	Research and development expenses for the year ended December 31, 2014 was R$4,969 (December 31, 2013 R$ 2,180).

28	Financial results

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Financial expense
Interest expense	(994,685)	(769,852)	(568,903)
Indexation expenses	(66,117)	(34,754)	(9,102)
	(1,060,802)	(804,606)	(578,005)
Financial income
Interest income	54,316	70,094	72,491
Indexation income	23,089	10,648	7,845
Income from short term investments	139,707	99,162	83,327
	217,112	179,904	163,663
Foreign exchange effects, net(I)
Foreign exchange losses, net	(300,521)	(324,495)	(83,254)
	(300,521)	(324,495)	(83,254)
Derivative income (losses)
Commodities - derivatives	1,353	-	-
Foreign exchange and interest rate derivatives	160,009	235,485	9,253
Warrants in associates	-	-	65,230
	161,363	235,485	74,483

	(982,848)	(713,712)	(423,113)

(I) Includes gains (and losses) on foreign exchange rates relating to assets and liabilities denominated in foreign currency.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29	Other income (expenses), net

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013
Changes in the fair value of
investment properties	131,697	121,543	138,776
Gain on port operations	9,628	5,687	-
Rental income	399	519	347
(Loss) gain on disposal of
non-current assets	(10,836)	(7,788)	97,370
Provisions for legal proceedings	(51,347)	(94,571)	(65,426)
Gain on settlement of REFIS liability	28,440	-	-
Cost related to internal organization and prospective acquisitions (i)	(134,614)	-	-
Other	5,393	50,882	2,672

	(21,240)	76,272	173,739

(i) Relates to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

30	Discontinued operations

The Company signed an agreement with Camil to sell all the shares issued by a former subsidiary (Note 10 (b)).

Pursuant to IFRS 5 - Non-current assets available for sale and discontinued operations, the results of this subsidiary are presented as "Discontinued Operations" in the statement of profit or loss.

31	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Foreign exchange risk;
•	Interest rate risk;
•	Credit risk; and
•	Liquidity risk.

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

COMGÁS maintains a Treasury policy, approved by the Board, which is revised periodically and determines the standardization and the purpose of the financial operations of the Company. In addition, this policy determines the methodology to evaluate the counterparty’s credit risk (foreign exchange transactions, derivatives, financial investments and guarantees) and stipulate what are the financial instruments that are allowed to be used.

The risk management associated with financial transactions is performed through the application of the Treasury policy and strategies defined by the administrators of the Company. These rules provide the guidelines for the management of risks, their measurement, how to mitigate risks, forecast cash flows and also establishes exposure limits. As such, all financial operations contracted should be the best alternatives, financially and economically, and should not be entered into with speculative purposes, therefore, a financial exposure should exist to justify all financial operations.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

As at December 31, 2014 and 2013, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	P&L

COMGÁS derivatives
Exchange rate derivatives
Swap agreements	828,443	828,443	330,098	209,532	330,099
	828,443	828,443	330,098	209,532	330,099

Other subsidiaries derivatives
Exchange rate derivatives
Forward agreements	178,127	232,218	21,250	25,713	21,250
Options	-	-	(8,842)	-	(8,842)
	178,127	232,218	12,408	25,713	12,408

Interest rate and exchange rate risk
Swap agreements (interest rate)	221,560	181,617	(40,329)	(13,573)	(40,329)
Cross currency interest rate swaps	1,659,904	1,662,806	254,966	(39,079)	254,966
	1,881,464	1,844,423	214,637	(52,652)	214,637

Total financial instruments			557,144	182,593	557,144

Assets			890,578	513,934
Liabilities			(333,435)	(331,341)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Foreign exchange risk

The table below presents the derivatives used to mitigate exchange rates risks:

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional (US$)	Notional (R$ thousand)	Fair Value (R$ thousand)
Derivatives designated as hedge accounting:
Contracted by other subsidiaries
Swap	N/A	OTC	Swap	Mar-23	175,000	347,690	2,458
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	29,220
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	29,609
Swap	N/A	OTC	Swap	Mar-23	368,500	732,136	(23,964)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(8,853)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	16,383
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,628)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	18,076
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	17,935
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,691)
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	17,512
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	(10,155)
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	17,012
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	8,498
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	8,599
Swap	N/A	OTC	Swap	Mar-23	75,000	167,775	228
Swap	N/A	OTC	Swap	Mar-23	50,000	106,595	20,823
Swap	N/A	OTC	Swap	Mar-23	50,000	110,780	15,916
Swap	N/A	OTC	Swap	Mar-23	25,000	55,390	8,145
Swap	N/A	OTC	Swap	Mar-23	10,000	21,319	3,810
Swap	N/A	OTC	Swap	Mar-23	65,000	144,014	22,335
Swap	N/A	OTC	Swap	Mar-23	(368,500)	(732,136)	23,964
Swap	N/A	OTC	Swap	Mar-23	(175,000)	(347,690)	(2,459)
Swap	Amortization Gain/Loss D1				-	-	1,832

At December 31, 2014					675,000	1,483,743	195,605
At December 31, 2013					675,000	1,483,743	(45,025)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Forward	Purchased	OTC	Deliverable forward	Jan-15	467	1,208	(32)
Forward	Purchased	OTC	Deliverable forward	Jan-15	316	816	(22)
Forward	Purchased	OTC	Deliverable forward	Jan-15	4,158	10,756	(287)
Forward	Purchased	OTC	Deliverable forward	Jan-15	419	1,084	(29)
Forward	Purchased	OTC	Deliverable forward	Jan-15	894	2,312	(62)
Forward	Purchased	OTC	Deliverable forward	Jan-15	206	533	(14)
Forward	Purchased	OTC	Deliverable forward	Jan-15	512	1,323	(35)
Forward	Purchased	OTC	Deliverable forward	Jan-15	3,616	9,354	(250)
Forward	Purchased	OTC	Deliverable forward	Jan-15	830	2,147	(57)
Forward	Purchased	OTC	Deliverable forward	Jan-15	1,901	5,087	37
Forward	Purchased	OTC	Deliverable forward	Jan-15	259	693	5
Forward	Purchased	OTC	Deliverable forward	Jan-15	89	237	2
Forward	Purchased	OTC	Deliverable forward	Jan-15	864	2,312	17
Forward	Purchased	OTC	Deliverable forward	Jan-15	355	949	7

At December 31, 2014					14,886	38,811	(720)
At December 31, 2013					-	-	-

Total at December 31, 2014					689,886	1,522,554	194,885
Total at December 31, 2013					675,000	1,483,743	(45,025)

Derivatives not designated as hedge:
Contracted by COMGÁS
Swap	N/A	OTC/CETIP	Cross Cur Swap	Jul-17	75,000	153,900	37,650
Swap	N/A	OTC/CETIP	Cross Cur Swap	Feb-18	50,000	99,385	29,309
Swap	N/A	OTC/CETIP	Cross Cur Swap	Aug-18	50,000	115,000	13,994
Swap	N/A	OTC/CETIP	Cross Cur Swap	Jun-20	10,000	18,361	8,059
Swap	N/A	OTC/CETIP	Cross Cur Swap	Jun-20	10,000	18,361	8,454
Swap	N/A	OTC/CETIP	Cross Cur Swap	Jun-20	10,000	18,361	8,231
Swap	N/A	OTC/CETIP	Cross Cur Swap	Jun-20	14,381	26,406	11,830
Swap	N/A	OTC/CETIP	Cross Cur Swap	Jun-20	40,000	73,444	32,750
Swap	N/A	OTC/CETIP	Cross Cur Swap	Sep-20	39,922	69,580	34,067
Swap	N/A	OTC/CETIP	Cross Cur Swap	May-21	51,400	83,145	52,610
Swap	N/A	OTC/CETIP	Cross Cur Swap	May-21	20,000	32,352	20,646
Swap	N/A	OTC/CETIP	Cross Cur Swap	Sep-21	30,000	49,761	29,886
Swap	N/A	OTC/CETIP	Cross Cur Swap	Sep-21	42,435	70,387	42,612

At December 31, 2014					443,138	828,443	330,098
At December 31, 2013					443,138	828,443	209,532

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial instruments contracted by other subsidiaries
Forward	Purchased	OTC	NDF	Feb-15	6,188	14,497	1,996
Forward	Purchased	OTC	NDF	Feb-15	4,197	8,813	2,363
Forward	Purchased	OTC	NDF	Feb-15	1,529	3,915	186
Forward	Purchased	OTC	NDF	Feb-15	1,618	3,929	408
Forward	Purchased	OTC	NDF	Feb-15	1,817	4,338	529
Forward	Purchased	OTC	NDF	Feb-15	1,586	3,890	360
Forward	Purchased	OTC	NDF	Feb-15	1,520	3,604	468
Forward	Purchased	OTC	NDF	Feb-15	1,761	4,229	489
Forward	Purchased	OTC	NDF	Feb-15	1,654	3,863	567
Forward	Purchased	OTC	NDF	Feb-15	1,652	4,133	297
Forward	Purchased	OTC	NDF	Feb-15	1,631	4,317	60
Forward	Purchased	OTC	NDF	Feb-15	1,419	3,875	(67)
Forward	Purchased	OTC	NDF	Feb-15	1,395	3,668	77
Forward	Purchased	OTC	NDF	May-15	6,188	14,726	2,130
Forward	Purchased	OTC	NDF	May-15	4,197	8,942	2,449
Forward	Purchased	OTC	NDF	Aug-15	6,188	15,003	2,220
Forward	Purchased	OTC	NDF	Aug-15	4,197	9,089	2,516
Forward	Purchased	OTC	NDF	Nov-15	6,188	15,254	2,334
Forward	Purchased	OTC	NDF	Nov-15	4,197	9,231	2,588

At December 31, 2014					59,122	139,316	21,970
At December 31, 2013					102,974	232,218	25,713

Swap	N/A	OTC	Swap	Aug-15	11,000	24,846	2,761
Swap	N/A	OTC	Swap	Nov-15	100,000	253,500	6,059
Swap	N/A	OTC	Swap	Sep-16	50,000	119,375	10,212
Swap	N/A	OTC	Swap	Mar-18	359,272	712,796	254,714
Swap	N/A	OTC	Swap	Mar-18	(359,272)	(712,796)	(254,714)

At December 31, 2014					161,000	397,721	19,032
At December 31, 2013					156,972	360,680	(7,627)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	133,075	(2,577)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	132,400	(2,281)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	131,540	(1,934)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	131,660	(1,975)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	135,100	(3,598)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	135,125	(3,610)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	132,025	(2,123)
Option	Purchased	OTC	CALL	Mar-15	50,000	142,500	1,397
Option	Sold	OTC	PUT	Mar-15	50,000	131,500	(1,920)

At December 31, 2014					800,000	2,202,425	(8,842)
At December 31, 2013					-	-	-

Total at December 31, 2014					1,463,260	3,567,905	362,259
Total at December 31, 2013					703,084	1,421,341	227,618

As at December 31, 2014 and 2013, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollars and Pounds Sterling:

	December 31, 2014	December 31, 2013
Cash and cash equivalents	95,017	61,262
Trade receivables	25,323	24,453
Loans and borrowings	(4,508,089)	(3,791,773)

Foreign exchange exposure, net	(4,387,749)	(3,706,058)

Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Credit risk

COMGÁS has no concentration of credit risk due to its broad customer base.

Credit risk is managed through specific rules regarding client acceptance, including credit ratings and limits for customer exposure, including the requirement for a letter of credit from a major bank and obtaining actual warranties when given credit, when applicable. Management believes that credit risk is adequately managed through its policy of allowances for doubtful accounts.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company and its subsidiaries may acquire exchange rate and interest rate derivative instruments in the BM&FBovespa, OTC, registered CETIP or the international markets, with several banks, within the limits established in the Treasury Policy for each bank.

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:

Investment securities (Unaudited)
AAA	997,915
AA	501,124

At December 31, 2014	1,499,039

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

The Company’s non-derivative financial liabilities classified by due date (contracted undiscounted cash flows basis) are as follows.

	December 31, 2014					December 31, 2013
	Up to 1 year	1 -2 years	3 – 5 years	More than 5 years	Total	Total

Loans and borrowings	(1,253,138)	(1,113,343)	(6,476,717)	(6,145,643)	(14,988,841)	(10,996,388)
Trade payables	(1,034,282)	-	-	-	(1,034,282)	(862,429)
REFIS payable	(190,139)	(1,124)	(688)	(332,753)	(524,704)	(1,010,767)

Total	(2,477,559)	(1,114,467)	(6,477,405)	(6,478,396)	(16,547,827)	(12,869,584)

Hedge accounting – Fair Value

To mitigate risks to the Company from potential fluctuations in foreign exchange rates and interest rates, the Company entered into certain derivative contracts that were designated for hedge accounting (fair value hedge) as of July 1, 2013, for the "2023 Senior Notes". The hedge consists of swapping the cash flows (cross currency interest rate swaps) with a foreign currency risk (USD) for Reais and a fixed interest rate for a fixed percentage of the CDI (local market). The table below shows the fair value and gain recognized in the statement of profit or loss:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014	December 31, 2013
Fair value of the Senior Notes 2023	1,222,589	1,067,134
Gain (loss) recognized in financial results	(265,196)	50,648

Hedge accounting - Cash flow

On September 1, 2014, CLE made a formal designation of derivative financial instruments to hedge exposure to exchange rate payments of imports of raw materials (base oil) subjected to hedge accounting, by documenting: (i) the relationship of the hedge, (ii) the purpose and strategy of risk management in the subsidiary taking the hedge, (iii) identification of the financial instrument, (iv) the object or covered transaction, (v) the nature of the risk being covered, (vi) a description of the coverage, (vii) the demonstration of the correlation between the hedge and the hedged, and (viii) the retrospective and prospective effectiveness of the hedge.

The Company recorded gains and losses considered to be effective for the purposes of hedge accounting in a specific account in equity until the hedged item is paid, at which time this gain or loss of each instrument will be recorded in the same line that gave rise to the hedged item. At December 31, 2014 impacts recorded in equity are as follows:

	Market	Risk	December 31, 2014
Rate lock and exchange
variation of other financial instruments	Future Dollar	Exchange	972
(-) Deferred taxes			(330)

Equity effect			642

Below are the changes in the balances of other comprehensive income during the year:

			December 31, 2014
Derivatives
Gain from the year:
Exchange rate hedging and other financial instruments			1,192
Reclassification to inventories / cost of sales			(220)

Gain on cash flow hedge (before deferred taxes)			972

Gain on cash flow hedge, net of deferred taxes			642

Sensitivity analysis

The following is the sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed to as of December 31, 2014:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

i.	Assumptions for sensitivity analysis

The following tables present the change in the fair value of derivative financial instruments and loans and financings in one probable and two stressed scenarios, which could result in significant gains or losses to the Company. The Company adopted three scenarios for the impairment of the fair value of the financial instruments.

ii.	Sensitivity analysis

(a)	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the US Dollar market rates as at December 31, 2014, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects)  were defined based on changes of a 25% and 50% to the US Dollar exchange rates used in the probable scenario.

			Impacts on P&L(i)
	Risk factor	Probable scenario	Variation scenario (25%) - Increase	Variation scenario (50%) - Increase	Variation scenario (25%) - Decrease	Variation scenario (50%) - Decrease

COMGÁS Derivatives
Exchange rate and interest risks
Exchange rate derivatives
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	330,098	82,524	165,049	(82,524)	(165,049)

Other subsidiaries derivatives
Exchange rate risks
Exchange rate derivatives
Term agreements
Purchasing agreements	Decrease in exchange
	rate R$/US$	21,970	60,733	99,496	(16,794)	(55,557)
Option agreements
Purchasing agreements	Decrease in exchange
	rate R$/US$	11,176	76,206	141,236	(53,854)	(118,884)
Selling agreements	Decrease in exchange
	rate R$/US$	(20,018)	82,200	184,418	(122,237)	(224,455)

Exchange rate and interest risks
Swap contracts	Decrease in exchange
	rate R$/US$ and
	increase in CDI curve	212,807	346,970	579,783	(109,870)	(349,813)

Total impact		556,033	648,633	1,169,982	(385,279)	(913,758)

(i) COMGÁS - Exposure to fluctuations absorbed by the asset (liability), which are passed on to customers through periodic tariff revisions.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Based on the financial instruments denominated in US Dollars at December 31, 2014 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2014	Scenario
		Probable	25%	50%	-25%	-50%
At December 31, 2014	2.6562	2.6562	3.3203	3.9843	1.9922	1.3281

Consider the above scenarios profit or loss would be impacted as follows:

	December 31, 2014
Exchange rate exposure	Balance	25%	50%	-25%	-50%
Loans and borrowings	(4,508,084)	(1,127,021)	(2,254,042)	1,014,999	2,029,998
Cash and cash equivalents	95,017	23,754	47,509	(23,754)	(47,509)
Trade receivables	25,323	6,331	12,662	(6,331)	(12,662)

Effect on profit or loss		(1,096,936)	(2,193,872)	984,914	1,969,828

(b)	Sensitivity analysis on changes in interest rates

A sensitivity analysis on the interest rates on loans and borrowings and in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2014
Exposure interest rate	Balance	Scenario(I)	25%	50%	-25%	-50%
Short term investments	1,499,039	177,104	221,439	265,796	132,792	88,504
Investment securities	149,735	17,690	22,119	26,550	13,264	8,840
Loans and borrowings	(4,935,384)	(439,830)	(549,788)	(659,745)	(329,873)	(219,915)

Effect on profit or loss			(306,230)	(367,399)	(183,816)	(122,571)

(I) The CDI and TJLP indexes considered of 11.57% and 5.50%, respectively, were obtained from information available in the market.

The categories of financial instruments are presented below:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Financial assets at
	fair value trough	Loans and
Assets	profit or loss	receivables	Total
Cash and cash equivalents	-	1,649,340	1,649,340
Trade receivables	-	1,346,101	1,346,101
Derivative financial instruments	890,578	-	890,578
Securities	-	149,735	149,735
Dividends receivable	-	36,130	36,130
Judicial deposits	-	418,385	418,385
Other financial assets	-	440,180	440,180

	890,578	4,039,871	4,930,449

	Financial liabilities	Other
	at fair value trough	financial
Liabilities	profit or loss	liabilities	Total
Loans and borrowings	-	(8,502,640)	(8,502,640)
Derivative financial instruments	(333,434)	-	(333,434)
Trade payables	-	(1,112,459)	(1,112,459)
Preferred shareholders
payable in subsidiaries	(1,926,888)	-	(1,926,888)
Dividends payable	-	(59,217)	(59,217)

	(2,260,322)	(9,674,316)	(11,934,638)

Capital management

The Company's policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses, which the Company defines as the result of operating activities divided by total net equity.

32	Fair value hierarchy

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

•
The fair value of marketable securities and bonds is based on price quotations at the balance sheet date. The fair value of non-negotiable instruments, bank loans and other debt, obligations under finance leases, as well as other non-current financial liabilities, are estimated using discounted future cash flow at the rates currently available for similar instruments.

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•
The fair value of the Senior Notes due in 2018 and 2023 listed on the Luxembourg stock exchange (Note 17) is based on their quoted market price at December 31, 2014 of 88.74% (86.99% at December, 31 2013) and 99.38% (87.75% at December, 31 2013), respectively, of the face value of the Notes as at December 31, 2014.

•
The fair value of the perpetual bonds listed on the Luxembourg stock exchange (Note 17) is based on its quoted market price as December 31, 2014 of 101.00% (99.75% at December, 31 2013) of the face value of the bonds as at December 31, 2014.

•	The fair value market of other loans and financing approximate the amounts recorded in the financial statements, as they are subject to variable interest rates (Note 17).

•	The fair value of available for sale financial assets, is obtained through quoted market prices in active markets, when available.

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

Fair value hierarchy

The Company uses the following hierarchy to determine and disclose the fair values of financial instruments based on the valuation methodology used. Note 14 provides disclosures on investment property that is measured ate fair value and Note 30 for disclosure of assets held for sale that are measured at fair value:

•	Level 1: quoted prices in an active market for identical assets and liabilities;

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis

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

•
Level 3: inputs for the instrument that are not based on observable market data (that is, unobservable inputs). As of December 31, 2014 and 2013 there are no financial instruments classified as Level 3.

Below if the fair value of the Company’s financial instruments classified as level 1 and 2:

Assets and liabilities
measured at fair value	Level 1	Level 2	Total
At December 31, 2014
Derivative financial assets	-	890,578	890,578
Derivative financial liabilities	-	333,434	333,434
Contingent consideration - Earn out	-	186,649	186,649
Pension plan assets	313,955	49,061	363,016
Securities	-	149,735	149,735
Assets held for sale	-	25,089	25,089
Preferred shareholders
payable in subsidiaries	-	1,926,888	1,926,888
Investment properties	-	2,641,978	2,641,978

Total	313,955	6,203,412	6,517,367

At December 31, 2013
Derivative financial assets	-	513,934	513,934
Derivative financial liabilities	-	331,341	331,341
Contingent consideration - Earn out	-	227,976	227,976
Securities	-	87,978	87,978
Pension plan assets	270,804	31,948	302,752
Assets held for sale	-	314,104	314,104
Investment properties	-	2,281,509	2,281,509

Total	270,804	3,788,790	4,059,594

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

33	Pension and post-employment benefit plans

	December 31, 2014	December 31, 2013
Futura	23,048	71,065
Futura II	240	828
COMGÁS	278,562	267,242

Total	301,850	339,135

a)	Pension plans

Defined benefit

Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. No new employees are eligible to participate on the plan, contributions ceased, and participants are guaranteed a benefit proportionate to their accumulated entitlement as at March 31, 2011. During the year ended December 31, 2014, the amount of contributions totaled R$8,757. During the year ended December 31, 2014, an actuarial loss was of R$31,285was recognized in other comprehensive income.

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the year ended December 31, 2014 the amount of contributions totaled R$ 467 (R$ 745 on December 31, 2013). During the year ended December 31, 2014, an actuarial loss of R$ 7 (R$ 144 on December 31, 2013), was recognized in other comprehensive income.

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the year ended December 31, 2014, employers’ contributions to the plan totaled R$14,672 (R$ 14,969 for December 31, 2013). For the year ended December 31, 2014, an actuarial gain of R$ 4,450 was recognized in other comprehensive income.

b)	Actuarial pension obligation

Futura

The pension obligation related to Futura is recorded in non-current liabilities as at December 31, 2014 for an amount of R$ 23,048 (R$ 71,065 on December 31, 2013).

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014	December 31, 2013
Present value of actuarial obligation
at beginning of period	(352,207)	(402,850)
Interest expense	(41,459)	(29,684)
Benefits payment	25,064	18,784
Actuarial gain on obligation
at beginning of the period	11,223	61,543

Present value of actuarial obligation
at the end of the period	(357,379)	(352,207)

Fair value of plan assets at
beginning of the period	281,142	324,445
Return on plan assets	33,317	23,997
Contributions received by the fund	8,757	6,501
Benefit payments	(25,064)	(18,784)
Gain (loss) in fair value of plan assets	36,179	(55,017)

Fair value of plan assets end of the period	334,331	281,142

Present value of pension obligation
in excess of fair value of plan assets	(23,048)	(71,065)

Total expense recognized in profit or loss is as follow:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Interest expense	(41,459)	(29,684)	(34,208)
Expected return on plan assets	33,317	23,997	36,281
Early plan settlement	-	-	778

	(8,142)	(5,687)	2,851

Total amount recognized as accumulated other comprehensive income:

	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended March 31, 2013

Accumulated at the
beginning of the period	5,061	(35,557)	(1,389)
Unrecognized gains (losses)	11,223	61,543	(51,770)
Deferred income tax	(3,816)	(20,925)	17,602

Accumulated at the
end of the period	12,468	5,061	(35,557)

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Plan assets are comprised of the following:

	December 31, 2014		December 31, 2013
	Amount	%	Amount	%
Fixed income bonds	269,170	80.51	201,129	71.54
Variable-income securities	65,161	19.49	80,013	28.46
Total
	334,331	100.00	281,142	100.00

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

The fair value of the financial instrument issued by the Company’s subsidiaries and held as plan’s assets are follows:

	December 31, 2014		December 31, 2013
	Number of shares	Fair value	Number of shares	Fair value
Cosan S.A. ON NM (CSAN3)	708,660	20,443	708,660	28,046
Cosan Log ON NM (RLOG3)	708,660	2,027	-	-
Total		22,470		28,046

The main assumptions used to determine the benefit obligations of the Company are as follows:

Defined benefit plan	December 31, 2014	December 31, 2013
Actuarial valuation method	Projected unit credit	Projected unit credit
Mortality table	AT-2000 segregated by sex,	AT- 2000 segregated by sex,
	decreased by 10%	decreased by 10%
Discount rate for
actuarial liability	Interest: 11.92% per year	Interest: 12.16% per year
Expected rate of
return on plan assets	Interest: 11.92% per year	Interest: 12.16% per year
Salary growth rate	Not applicable	Not applicable
Increase rate of
estimated benefits	Inflation: 5.2% per year	Inflation: 5.4% per year

The Company expects to make contributions for an amount of R$7,882 in relation to its defined benefit plan and variable contribution plan in 2015.

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

The actuarial assumptions are as follow:

Actuarial assumptions	December 31, 2014	December 31, 2013
Discount rate	12.78%	12.36%
Inflation rate	6.00%	5.50%
Expected rate of return on plan assets	12.78%	12.36%
Future salary increases	9.18%	8.66%
Increase in pension plans	6.00%	5.50%
Mortality (ageing factor)	3.00%	3.00%
Mortality (by gender)	AT 2000 M&F	AT 2000 M&F
Disabled Associates Mortality	IAPB 1957	IAPB 1957
Disability entry (modified)	UP-84	UP-84
Turnover	30% / (Length of service +1)	30% / (Length of service +1)
The Benefit plan was assessed by management in conjunction with its actuarial experts at December 31, 2014, to determine whether the contribution rates are sufficient maintain reserves necessary to meet current and future payments.

The compositions of the balance of the actuarial liabilities are as follows:

	December 31, 2014	December 31, 2013
Present value of actuarial obligations	284,770	274,433
Fair value of the plan assets	(6,208)	(7,191)

Net actuarial pension obligation	278,562	267,242

Change in actuarial obligations are shown below:

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014	December 31, 2013
Actuarial liabilities at
beginning of the period	267,242	291,041
Expenses	32,735	27,700
Employer contributions	(14,672)	(14,969)
Actuarial losses recognized in
the other comprehensive income	(6,743)	(36,530)

Actuarial liabilities at
end of the period	278,562	267,242

c)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Present value of actuarial obligations effect:

	Discount rate
	Increase		Decrease
	1%	0,5%	-1%	-0.5%
Futura	(32,781)	-	39,413	-
Futura II	(18)	-	20	-
COMGÁS	-	(15,307)	-	16,836

34	Share-based payment

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees were approved, authorizing the issue of up to 5% of shares of Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

On August 18, 2011, Cosan S.A.’s board of directors approved the total number of stock option awards of 12,000,000 shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of the share capital at that time. On the same date the eligible executives were informed about the terms and conditions of the stock-option plan.

As of August 18, 2011, 10,525,000 awards were granted in the three tranches described below:

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

•
Tranche C - The options can be exercised after a vesting period of one year, considering a maximum percentage of 20% per annum of the total stock options granted by Cosan S.A. for an exercise period of 5 years. Exercise period ends on December 11, 2017

According to the average market value of the shares over a 30 day period ending at issuance, the exercise price was defined to be R$22.80 per share, without any discount.

At April 24, 2013 and April 25, 2014, 970,000 and 960,000 options, respectively, secured from the fifth year, were granted to eligible executives based on the below:

•	The fair value of options granted was estimated at the date of exercise using the binomial model simulation, considering the terms and conditions upon which the options were granted;

•	The options may be exercised with the issuance of new shares or treasury shares that the company may have.

The fair value of share based payments was estimated adopting the binomial model with the following assumptions:

	Options granted
	August 18, 2011	August 18, 2011	December 12, 2012	April 24, 2013	April 25, 2014

	Tranche A	Tranche B	Tranche C
Exercise price - R$	22.80	22.80	39.60	45.22	37.01
Expected life (in years)	1 to 5	1 to 10	1 to 5	5	5
Interest rate	11.49%	11.49%	8.78%	9.10%	12.43%
Expected volatility	31.44%	30.32%	31.44%	27.33%	29.85%
Fair value at grant date
(weighted-average) - R$	6.80	8.15	11.10	17.95	15.67

Expected exercise - The expected timeframe for the exercise of the options was determined by considering the premise that executives exercise their options after the grace period.

Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares.

Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at BM&FBovespa on the grant date and for the equivalent term of the option maturity.

On October 1, 2014 at the Extraordinary General Meeting (“EGM”), the Cosan S.A. shareholder’s approved the partial spin-off of Cosan S.A. and merger of the spun-off portion into  Cosan Log, composed of Cosan’s

Cosan Limited

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

logistics operations. The EGM also approved the Cosan Log’ Stock Option Plan in similar terms to the existing Cosan S.A. Plan, allowing their beneficiaries upon exercise to receive one Cosan S.A. share and one Cosan Log share. The exercise prices of the plans of Cosan S.A. and Cosan Log were adjusted so that the beneficiaries of the stock option plan of the two companies had their options set at the same exchange ratio for all shareholders’ (one share of Cosan S.A. and one share Cosan Log).

At December 31, 2014, R$ 12,924 (R$ 6,595 on December 31, 2013) had been recognized as an expense related to the stock option plan. The weighted average remaining contractual term for the options at December 31, 2013 was two years. The expenses to be recognized in future years total R$ 27,455 at December 31, 2014.

The changes in the plan during the period was:
		Weighted-
	Number of	average
	options	exercise price - R$
At March 31, 2013	9,102,000	23.99
Granted	925,000	45.54
Share options exercised	(682,000)	(23.95)
At December 31, 2013	9,345,000	26.09
Granted	1,705,000	40.62
Share options exercised	(1,818,000)	(25.21)
Cancellation or settlements	(320,000)	-

At December 31, 2014	8,912,000	30.09

35	Subsequent events

Antitrust approval of the merger with ALL:

On February 11, 2015, the merger of ALL by the Company’s subsidiary Rumo was approved by CADE (antitrust authority) pursuant to Article 61 of Law No. 12,529/2011, upon the conclusion of an Merger Control Agreement (“ACC”) subject to conditions precedent to restrict certain competition conflicts as determined by the General Superintendent of the CADE.

These restrictions will remain in force for a period of seven years and are aimed at ensuring fair treatment for all rail freight users, mainly through governance rules and increased pricing transparency, provide control services and limiting the use of rail transport by related parties.

The Company and its subsidiaries intend to proceed with the necessary steps to effect the merger, pursuant to the Merger Protocol.

*     *     *