Form 20-F
period 2015-12-31
Cosan Ltd.
filed 2016-04-29
CIK 1402902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

The number of outstanding shares as of December 31, 2015 was:

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

Item 17   ☐     Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒  No

i

ii

Presentation of Financial and Other Information

On July 31, 2013, we changed our fiscal year from March 31 to December 31. This change was driven by the evolution in our investment portfolio, in which businesses that do not use the harvest year as their year-end (March 31) have become more significant. Accordingly, we have included in this annual report our audited consolidated financial statements as at and for the fiscal years ended December 31, 2015 and 2014 and as at and for the nine-month period ended December 31, 2013.

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

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” for both Securities and Exchange Commission, or “SEC,” and the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” filings.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio (“Cosan”or “Cosan S.A.”), Cosan Logística S.A. (“Cosan Logística”) and their respective subsidiaries and jointly controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar or the British pound. Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

The CVM mandated that IFRS as issued by the IASB should be used as the basis for consolidated financial statements of Brazilian public companies from fiscal years ending on December 31, 2010 and onward. We have presented our consolidated financial statements for the years ended December 31, 2015 and 2014, and for the nine-month period ended December 31, 2013, in accordance with IFRS as issued by the IASB.

On October 24, 2012, we sold our subsidiary Docelar Alimentos e Bebidas S.A., our “Cosan Alimentos” segment in the retail sugar business, and we have reported the results from operations from this segment as “discontinued operations” in our financial statements for the fiscal year ended March 31, 2013. We have retrospectively presented such segment as discontinued operations for our annual consolidated financial statements as of and for the fiscal year ended March 31, 2013. This discontinued operation segment represented 15% of our consolidated profit for the fiscal year ended March 31, 2013.

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia,” collectively referred to as “Raízen.” A third entity was established to assist with the management of the Joint Venture. On June 1, 2011, Cosan contributed its sugar and ethanol and its fuel distribution assets to the Joint Venture while Shell contributed its distribution assets in Brazil, its interests in second generation ethanol research and development entities (Iogen Corp. and Codexis, Inc.), its aviation fuel business in Brazil and the license to use the Shell brand. Shell was also required to make a fixed cash contribution to the Joint Venture in the amount of R$1.8 billion over a two-year period, of which the full amount had been contributed to the Joint Venture as of December 31, 2012. The sugar refining business, including the União retail brand, and lubricants distribution business along with the investment in Radar Propriedades Agrícolas S.A., or “Radar,” were not contributed to the Joint Venture. The accounting effects arising from the formation of Raízen Combustíveis and Raízen Energia, during the year ended March 31, 2012, included the recording of the underlying net assets of the Joint Venture’s net assets at their estimated fair value, and recording a gain on the deconsolidation of the previous subsidiaries. Accordingly, our consolidated financial position, results of operations and cash flows for periods subsequent to the Joint Venture’s formation are not necessarily comparable to pre-formation amounts. We do not present any pro forma condensed consolidated financial information in connection with the Joint Venture; we have not included in this annual report, financial information regarding Shell or the fuel distribution assets of Shell that it contributed to the Joint Venture.

Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11- Joint Arrangements, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As such, for the nine-month period ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method previously applied until March 31, 2013, and the accounting for the joint ventures for the fiscal year ended March 31, 2013 has been restated for the impacts of retrospectively adopting IFRS 11. The joint ventures Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the consolidated statement of profit or loss for the years ended March 31, 2011 and 2010 were not impacted by the adoption of IFRS 11. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—“Investments in Associates and Joint Ventures.” For further details, see note 15 to our financial statements.

On November 5, 2012, the Company completed the acquisition of 60.05% of Companhia de Gás de São Paulo (“Comgás”) from BG Group for R$3.4 billion, financed by a R$3.3 billion loan which is to be paid over eight years, with a two year grace period and accruing interest at 123% of the CDI rate. Accordingly, Comgás has been consolidated into the Company’s financial information.

During 2013, Cosan identified an immaterial error related to the recognition of a tax receivable for the payment of the IPI tax (excise tax) on the purchase of raw materials since 2011. Cosan recorded such payments as a tax receivable assuming that it would be able to offset them with other taxes in the future. Upon further analyses of the tax legislation Cosan concluded that such offset is not allowed. As a result, Cosan has determined that it was appropriate to revise its financial statements for the fiscal year ended March 31, 2013. The revisions to correct the error in the applicable fiscal years are reflected in the financial information herein and will be reflected in future filings containing such information.

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

On April 1, 2015, Cosan, through its subsidiary Rumo Logística Operadora Multimodal S.A., or “Rumo Logística” or “Rumo,” acquired 100% of the common shares of ALL – América Latina Logística S.A., or “ALL.” Accordingly, we began consolidating ALL’s results within our own as from that date. Rumo completed its acquisition of ALL pursuant to a stock exchange based on a reference valuation of Rumo of R$7.0 billion (corresponding to a price of R$10.18 per share of Rumo’s common equity) and a reference valuation of ALL of R$4.0 billion (implying a price of R$3.90 per share of ALL’s common equity). As of April 1, 2015, trading of Rumo’s shares (listed under the ticker symbol “RUMO3”) on BM&FBOVESPA reflected the completion of the ALL acquisition. In connection with the acquisition process, ALL’s shares (formerly under the ticker symbol “ALLL3”) were delisted from BM&FBOVESPA as of March 31, 2015. Through the acquisition of ALL by Rumo, or the “ALL Acquisition,” we have consolidated our position in the logistics and infrastructure markets in Brazil, by adding approximately 12,000 kilometers of existing rail tracks which are operated by ALL pursuant to certain concessions to Rumo’s existing portfolios.

Forward-Looking Statements

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to work together successfully with our partners to operate our partnerships (such as the Joint Venture and to integrate COMGÁS business into ours);

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as COMGÁS;

•	inflation, depreciation, valuation and devaluation of the Brazilian real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information––D. Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward- looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Fiscal Year

As discussed above, in 2013 we modified our fiscal year to end on December 31. Previously, our fiscal year ended on March 31. References in this annual report to “transition period 2013” relate to the nine months ended on December 31, 2013. For comparison purposes, we have also included in this annual report our unaudited condensed consolidated income statement for the twelve-month period ended December 31, 2013. References in this annual report to “fiscal year 2013” or prior fiscal years relate to the fiscal year ended on March 31 of that calendar year. However, for purposes of calculating income and social contribution taxes in accordance with Brazilian law, the applicable year ends on December 31.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA,” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP—Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo) or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás) or “ABEGÁS,” and the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz) or “ESALQ,” and the National Electric Energy Agency (Agência Nacional de Energia Elétrica) or “ANEEL.” We believe that all market data in this annual report is reliable, accurate and complete.

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

The following tables present selected historical financial and operating data for the Company derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

The financial data at and for the fiscal years ended December 31, 2015 and 2014, and for the nine-month period ended December 31, 2013 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

The financial data at and for the unaudited nine-month period ended December 31, 2012 is presented solely for the purpose of providing meaningful comparisons with the audited nine-month period ended December 31, 2013.

The unaudited consolidated financial information for the nine-month period ended December 31, 2012 was derived from the interim financial information included in the consolidated financial statements for the fiscal year ended March 31, 2013. Similarly, the financial data at and for the unaudited twelve-month period ended December 31, 2013 is provided solely for the purposes of meaningful comparison with the audited fiscal year ended December 31, 2014. The unaudited consolidated financial information for the twelve-month period ended December 31, 2013 was prepared by compiling the financial information presented in the consolidated financial statements for the nine-month period ended December 31, 2013 with the unaudited interim financial information for the three-month period ended March 31, 2013, which was included in the consolidated financial statements for the fiscal year ended March 31, 2013.

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

(2) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil;

(3) COMGÁS: distribution of piped natural gas under a concession covering part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo-generation and cogeneration sectors;

(4) Cosan Logística, composed by Rumo and ALL: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

(5) Radar, composed by Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”): management, buying, selling and leasing of agricultural;

(6) Lubricants, composed by Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”): production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as in the European and Asian markets under the Comma trademark; and

(7) Cosan’s other business: other investments, in addition to the corporate activities of the Company. The other business segments include the subsidiaries responsible for raising funds for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Equity in income of jointly controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

	As of and For Fiscal Year Ended		As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012	March 31, 2011
	(in millions of reais, except where otherwise indicated)
Consolidated Income Statement Data:
Net sales	12,458.3	9,062.3	8,867.4	6,878.2	2,597.0	4,586.2	4,563.6	18,063.5
Cost of sales	(8,663.6)	(6,413.7)	(6,263.7)	(4,878.2)	(1,825.9)	(3,211.3)	(3,696.2)	(15,150.1)

Gross profit	3,794.7	2,648.6	2,603.7	2,000.0	771.1	1,374.9	867.4	2,913.4

Selling expenses	(900.7)	(881.5)	(802.4)	(604.0)	(261.0)	(459.4)	(318.4)	(1,026.1)
General and administrative expenses	(939.6)	(668.6)	(606.0)	(467.0)	(280.5)	(419.5)	(274.5)	(545.4)
Gain on the de-recognition of subsidiaries to form the JVs	—	—	—	—	—	—	2,752.7	—
Other income (expense), net	301.1	(21.2)	148.1	76.3	101.9	173.7	(21.7)	(33.8)
Total operations income / (expenses)	(1,539.2)	(1,571.4)	(1,260.3)	(994.6)	(439.5)	(705.2)	2,138.1	(1,605.3)

Income before equity in earnings of investees and financial results	2,255.3	1,077.2	1,343.5	1,005.4	331.6	669.7	3,005.5	1,308.1
Equity in earnings of investees	783.5	592.0	355.4	247.5	461.2	674.3	388.6	25.2
Financial results	(2,164.7)	(982.8)	(893.6)	(713.7)	(243.3)	(423.1)	(259.1)	(151.1)

Profit before taxes	874.1	686.3	805.3	539.2	549.5	920.9	3,135.0	1,182.2
Income tax (expense) benefit:
Current	(176.5)	(156.5)	(157.7)	(130)	(72.3)	(100.1)	(58.7)	(85.4)
Deferred	188.6	112.7	54.4	90.8	85.2	(26.3)	(960.4)	(329.1)

	12.1	(43.8)	(103.3)	(39.2)	12.9	(126.4)	(1,019.1)	(414.5)
Profit from continuing operations	886.2	642.5	702.0	500.0	562.4	794.5	2,115.8	767.8
Profit (loss) from discontinued operation, net of tax	—	—	(3.4)	—	142.2	138.9	64.2	—

Profit for the period	886.2	642.5	698.7	500.0	704.6	933.5	2,180.1	767.8
Net income for the period attributable to non-controlling interests	(426.5)	(471.5)	(483.5)	(377.4)	(368.9)	(509.4)	(1,003.7)	(296.7)

Net income for the period attributable to owners of the parent (including discontinued operations)	459.7	171.0	215.2	122.6	335.7	424.1	1,176.4	470.9

	As of and For Fiscal Year Ended		As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012	March 31, 2011
	(in millions of reais, except where otherwise indicated)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	3,505.8	1,649.3	1,509.5	1,509.5	1,470.0	1,544.1	1,036.2	1,271.8
Investment securities	749.7	149.7	88.0	88.0	—	105.9	—	—
Inventories	656.9	353.7	312.0	312.0	288.3	275.7	151.0	670.3
Biological assets	—	—	—	—	—	—	—	1,561.1
Property, plant and equipment	9,805.9	1,435.9	1,271.9	1,271.9	1,142.6	1,178.3	1,656.1	7,980.5
Intangible assets and goodwill	17,309.7	10,286.4	10,078.0	10,078.0	10,406.9	9,614.9	1,469.4	3,889.6
Total assets	52,307.7	29,696.3	28,615.7	28,615.7	25,035.9	27,521.0	15,864.1	18,614.0
Current liabilities	6,922.6	2,970.9	2,650.7	2,650.7	2,578.4	2,987.1	602.9	2,380.8
Non-current liabilities
Loans, borrowings and debentures	18,829.2	8,502.6	9,093.0	9,093.0	7,267.0	8,508.0	2,077.4	6,274.9
Provision for legal proceedings	1,193.9	657.8	722.5	722.5	829.0	825.7	764.3	666.3
Equity attributable to owners of the parent	6,017.0	5,844.6	5,886.3	5,886.3	5,850.9	5,997.3	5,564.3	4,560.9
Equity attributable to non-controlling interests	10,337.7	7,644.7	7,433.5	7,433.5	7,331.0	7,208.7	3,862.3	2,767.8

Total shareholders’ equity	16,354.7	13,489.3	13,319.8	13,319.8	13,181.9	13,206.0	9,426.6	7,328.7

Consolidated Other Financial Data:
Depreciation and amortization	1,178.8	679.1	598.5	439.1	175.4	334.8	260.9	1,359.0
Net debt(1)	12,885.6	6,146.4	7,312.9	7,310.4	6,768.0	6,722.3	1,046.5	5,285.7
Working capital(2)	(87.4)	594.2	913.3	913.3	542.1	456.3	1,297.0	1,099.8
Cash flow provided by (used in):
Operating activities	3,350.6	1,117.2	1,350.2	1,130.3	103.1	283.1	652.0	2,327.2
Investing activities	(1,003.1)	(331.7)	(1,025.7)	(504.9)	(2,866.8)	(2,710.6)	(1,180.2)	(3,145.7)
Financing activities	(542.6)	(635.5)	(316.6)	(673.4)	3,198.2	2,931.3	276.8	980.7
Basic earnings per share from continuing operations	R$1.74	R$0.65	R$0.81	R$0.46	R$1.26	R$1.27	R$4.23	R$1.74
Diluted earnings per share from continuing operations	R$1.68	R$0.58	R$0.75	R$0.40	R$1.26	R$1.21	R$4.23	R$1.74
Basic earnings per share from discontinued operations	—	—	R$0.01	—	R$0.02	R$0.33	R$0.15	—
Diluted earnings per share from discontinued operations	—	—	R$0.01	—	R$0.02	R$0.33	R$0.15	—
Number of shares outstanding	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385
Declared dividends (millions of reais)	531.5	445.5	328.3	328.3	153.7	468.9	141.0	220.1
Declared dividends (millions of U.S. dollars)	US$136.1	US$167.7	US$140.1	US$140.1	US$75.2	US$232.8	US$77.4	US$135.1
Declared dividends per share (reais)	R$2.00801	R$1.68323	R$1.24024	R$1.24024	R$0.57247	R$1.77156	R$0.53130	R$0.82947
Declared dividends per share (U.S. dollars)	US$0.51424	US$0.63370	US$0.52943	US$0.52943	US$0.28014	US$0.87971	US$0.29160	US$0.50919
Other Operating Data:
Crushed sugarcane (in million tons)	59.9	57.1	61.4	61.4	56.2	56.2	52.9	54.2
Sugar production (in million tons)	4.1	4.1	4.5	4.5	4.2	4.2	3.9	3.9
Ethanol production (in billion liters)	2.1	2.1	2.0	2.0	1.9	1.9	1.9	2.2
Volume of fuel sold (in million liters)(3)	25,076	25,027.8	23,214.1	17,903.0	16,656.3	21,967.4	18,526.3	6,076.9
Volume loaded (Cosan Logística) (in million tons)	11.7	11.1	9.2	7.0	6.4	8.6	7.8	7.5
Transported volume (Cosan Logística) (in million tons)	44.9	—	—	—	—	—	—	—
Natural gas (COMGÁS) (in million m³)	5,210.9	5,458.7	5,457.0	4,089.9	926.3	2,293.3	—	—
Volume of lubricants and base oil sold (in million liters)	316.9	319.8	315.6	243.1	214.0	286.6	216.7	166.4

(1)	Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and derivatives on debt and CTNs—Brazilian Treasury bills (only for 2011 and 2010) recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.
(2)	Working capital consists of total current assets less total current liabilities.
(3)	Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

The table below provides a reconciliation of Net debt, a non-GAAP measure:

	As of and for Fiscal Year Ended		As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March, 31 2012	March, 31 2011
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	2,775.5	1,056.4	1,050.9	1,050.9	1,139.7	1,608.4	83.5	957.1
Non-current loans, borrowings and debentures	16,053.7	7,446.3	8,042.1	8,042.1	7,267.0	6,899.6	1,993.9	6,274.9

Total	18,829.2	8,502.6	9,093.0	9,093.0	8,406.7	8,508.0	2,077.4	7,232
Cash and cash equivalents	3,505.8	1,649.3	1,509.5	1,509.5	1,470.0	1,544.1	1,036.2	1,271.8
Investment securities	749.7	149.7	88.0	88.0	—	105.9	—	—

Total	4,255.5	1,799.1	1,597.5	1,597.5	1,470.0	1,650.0	1,036.2	1,271.8
Special Program for Agricultural Securitization—PESA (debt)	—	—	—	—	—	—	—	(674.5)
Derivatives on debt	(1,688.1)	(557.1)	(182.6)	(185.0)	(168.7)	(135.8)	5.3	—

Net debt	12,885.6	6,146.4	7,312.9	7,310.4	6,768.0	6,722.3	1,046.4	5,285.7

Exchange Rates

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. In early 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. The Brazilian Central Bank allows the real/U.S. dollar exchange rate to float freely and has intervened occasionally to control the exchange rate volatility. However, the exchange market may continue to be volatile, and the real may depreciate or appreciate substantially in relation to the U.S. dollar. The Brazilian Central Bank or the Brazilian government may intervene in the exchange rate market.

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

Year	Period-end	Average(1)	Low	High
March 31, 2011	1.629	1.666	1.628	1.690
March 31, 2012	1.822	1.699	1.534	1.901
December 31, 2012	2.044	2.006	1.822	2.112
March 31, 2013	2.014	2.004	1.822	2.112
December 31, 2013	2.343	2.160	1.953	2.446
December 31, 2014	2.656	2.354	2.197	2.740
December 31, 2015	3.905	3.330	2.575	4.195

Month	Period-end	Average(2)	Low	High
October 2015	3.859	3.872	3.739	4.001
November 2015	3.851	3.778	3.701	3.851
December 2015	3.905	3.873	3.748	3.983
January 2016	4.043	4.040	3.986	4.156
February 2016	3.980	3.968	3.865	4.049
March 2016	3.559	3.693	3.559	3.991
April 2016 (through April 26, 2016)	3.530	3.579	3.513	3.692

Source:	Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

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

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or is provided to us by farmers located near our plants. Crop yields and sucrose content of the sugarcane mainly depend on weather conditions, such as rainfall and temperature, which may vary and may be influenced by global climate change.

Weather conditions have caused volatility in the ethanol and sugar sectors and, consequently, in our operational results by causing crop failures or reduced harvests. Floods, droughts and frosts, which can be influenced by global climate change, may affect the supply and prices of the agricultural commodities we sell and use in our business. Future climate conditions may reduce the quantity of sugar and sugarcane that we can obtain in a given crop or the sucrose content of the sugarcane.

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

The prices we are able to obtain for sugar depends, in large part, on prevailing market prices. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations. The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to higher historical volatility when compared to many other commodities. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS,” changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Sugar prices reached the highest levels in nearly 30 years during the 2010 fiscal year, reflecting the deficit in global sugar production. However, from 2010 to 2016, sugar prices decreased due to the increase in global sugar supplies. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance.

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

In addition, Raízen Combustíveis performs fuel distribution activities in accordance with the regulation applicable to the oil and gas sector and with the terms and conditions of its authorization granted by the Federal Government, by means of the ANP. The ANP may apply regulatory penalties to Raízen Combustíveis in case of non-compliance with the authorizations or with the oil and gas sector regulation. Such penalties may include fines, seizure and/or destruction of product, cancellation of product registry, partial or total interdiction of commercial establishments, revocation of regulatory authorization, among others. The fines may vary from R$5,000 to R$5,000,000 in accordance with type and gravity of the infraction.

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

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than us. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Biosev (the second largest ethanol and sugar producer in Brazil), Tereos—Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil that market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or Copersucar. During the 2011/2012 harvest, Copersucar was composed of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

We face strong competition from international producers—in particular, in highly regulated and protected markets, such as the United States and the European Union. Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government creates incentives for sugar imports, we could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors have greater financial and marketing resources, larger customer bases and broader product ranges than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.

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

Renewal or extension of our natural gas concession contracts is not guaranteed and failure to renew or extend such natural gas concession contracts could have a material adverse effect on us.

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

We cannot guarantee that changes arising from the tariff review process will be supportive of our strategy.

The principal rights and obligations of the holders of concessions are included in the concession contracts entered into, and in the regulations established by ARSESP. Among the items provided for in the concession agreement, is the tariff review, which should occur in five-year cycles, and serves to reestablish the economic and financial balance of the concession, setting the average margin for the cycle and the rates that will apply for each segment. We cannot assure you that in the future tariffs will be set at a level that would permit us to continue to operate profitably.

In addition, in its regulatory capacity, ARSESP may impose penalties on us if we fail to comply with any provision of the concession contracts. Depending on the severity of noncompliance, applicable penalties include:

•	assessments;

•	fines;

•	bans on the construction of new facilities and equipment; and

•	forfeiture of the concession.

We cannot guarantee that it will not be penalized by ARSESP for breaching our natural gas concession contracts or that the concessions will not be revoked in the future. The compensation to which we would be entitled in the event of possible revocation of the concessions may not be sufficient to recover the full value of certain assets. Therefore, the imposition of fines or penalties on us or the revocation of the concessions could have a material adverse effect on our financial condition and results of operations.

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

Future government policies in Brazil and elsewhere may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Furthermore, our operations are currently concentrated in São Paulo. In addition, our operations are currently concentrated in the state of São Paulo. Any changes affecting governmental policies and regulations regarding ethanol, sugar or sugarcane in the state of São Paulo (at the federal, state or municipal level) may adversely affect our business and financial performance.

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

Sugarcane is the principal raw material used by Raízen Energia (a company which we jointly control with Shell) for the production of ethanol and sugar. As of December 31, 2015, sugarcane purchased from suppliers accounted for 52% of our total sugarcane crushed. Historically, approximately 90% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 3% on a spot basis and the remaining 7% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2015, we also leased approximately 525,000 hectares to produce our own sugarcane in contracts with an average term of fourteen years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may adversely affect our business and financial performance.

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

In the fiscal year ended December 31, 2015, our net sales from exports represented 60% of our total net sales, while in the year ended December 31, 2014, our net sales from exports represented 56% of our total net sales.

In the financial year ended December 31, 2015, our net sales from sugar exports were R$3,660.2 million, representing 33% of our total net sales for the period In the year ended December 31, 2014, our net sales from sugar exports were R$3,050.5 million, representing 33% of our total net sales for the period. Further, in the fiscal year ended December 31, 2015, our net sales from exports of ethanol were R$2,982.4 million, representing 27% of our total net sales for that period and in the year ended December 31, 2014, our net sales from ethanol exports were R$832.5 million, representing 9% of our total net sales for that period.

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

Our operations are subject to risks affecting our agricultural properties and facilities, including fire potentially destroying some or our entire yield and facilities. In addition, our operations are subject to hazards associated with the manufacture of inflammable products and transportation of raw materials and inflammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties.

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

We are exposed to the possibility of losses related to natural disasters, catastrophes, accidents, fire and other events not in our control, which may have a material adverse effect on our financial performance.

Our operations are subject to certain risks that affect our properties, facilities, permanent passageways, rail banks and inventory, including, among others, fire, which may destroy machinery, equipment and facilities, as well as client cargo being transported. Fires, explosions, fuel leaks and other flammable products as well as other environmental events, cargo loss or damage, railroad, cargo loading and unloading terminal, accidents, business interruptions due to political events as well as labor claims, demonstrations by social and/or environmental groups or associations, strikes (of our own employees or of those linked to entities with which we have a relationship, such as port operators), adverse weather conditions and natural disasters, such as floods, may result in the loss of revenues, assumption of liabilities or cost increases. Moreover, our operations may be periodically affected by crop shortfalls, landslides and other natural disasters.

Our transportation and handling of cargo exposes us to risks of catastrophes, mechanical and electrical failures, collisions and loss of assets. A portion of our freight activities involves petroleum products and other flammable materials, and the presence of such products may aggravate the effects of any catastrophe.

Because our insurance does not cover all potential risks and losses we may incur, the occurrence of a natural disaster of large proportions, catastrophes, mechanical failures, loss of assets or any other of the events referred to above, and any resulting damage to our business, may have a material adverse effect on our business, operating results and financial condition, including as a result of civil, administrative and/or criminal sanctions relating to environmental liability (including civil, administrative and/or criminal sanctions of such nature imposed on our management).

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

The complex manufacturing operations we perform at our Lubricants Oil Blending Plant, or “LOBP,” involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of our plants, service stations or storage facilities could force us to suspend our operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also materially adversely affect our manufacturing operations and consequently our results of operations.

We may not be able to maintain rights to use blending formulae and brands supplied by ExxonMobil.

We, through our subsidiary CCE (formerly CCL), are the manufacturer and exclusive distributor of lubricants in Brazil based on formulas that have been provided under the terms of the Principal Lubricants Agreement in which we have entered into with ExxonMobil, which will expire on December 1, 2018. We also received a license to use the ExxonMobil brand to market fuel in accordance with the Trademark Licensing Agreement with ExxonMobil, which expires on December 1, 2018. The termination or failure to renew these agreements, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

Rumo’s significant debt could adversely affect its financial health and prevent Rumo from fulfilling its debt obligations, which would have a material adverse effect on us, our financial condition and our results of operations.

Rumo has a significant amount of debt. As of December 31, 2015, Rumo’s gross debt was R$8.6 billion, of which R$1.4 billion was short-term debt. Rumo’s indebtedness as of December 31, 2015 was 994.1% higher than its indebtedness as of December 31, 2014 due to the debt incurred in connection with the ALL Acquisition as well as the consolidation of its operations.

Rumo’s debt level and the composition of its debt could have important consequences on its business. For example, it could: (1) require Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on its debt, which will reduce the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; (3) limit its ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (4) place Rumo at a competitive disadvantage compared to our competitors that have less debt.

Any of the aforementioned developments could have a material adverse effect on us, our financial condition and our results of operations.

Significant deterioration in Rumo’s short-term liquidity could materially affect our business, results of operations and financial condition.

Until the ALL Acquisition, the cash generated by Rumo’s operations relative to its indebtedness at the time was sufficient to sustain Rumo’s operations. Since the ALL Acquisition, Rumo’s financial condition has been deteriorating and Rumo is facing significant issues in our short-term liquidity. As of December 31, 2015, Rumo’s cash flow had a negative balance of R$2,172.4 million.

If Rumo fails to improve its short-term liquidity, it may face difficulties in fulfilling its obligations relating to financing agreements, and agreements with suppliers and/or subcontractors, among others. For example, as of December 31, 2015, its material contractual financial obligations maturing in less than one year totaled R$3,806.0 million, while such obligations with maturities between one to two years totaled R$3,776.0 million (based on Rumo’s contracted undiscounted cash flow).

Rumo’s failure to comply with these obligations and/or other undertakings may have a material adverse effect on our business, results of operations and financial conditions.

Rumo’s port concession is subject to expiration, limitation on renewal, early termination by the granting authority and other risks and uncertainties.

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). This property is leased pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, a renewal of the maturity for the Lease Agreement is not possible because the lease has already been renewed once. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million.

Rumo also holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2022; (2) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by ALL – America Latina Logística Malha Norte S.A., or “Malha Norte,” via a leasing agreement due to expire in 2022; and (4) Terminal Marítimo do Guarujá (TMG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2022.

There are ongoing legal proceedings regarding whether the lease agreements (as amended) relating to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá should be subject to the public procurement regime. These proceedings are currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). With regards to the Portofer lease agreement, there is an ongoing investigation by the Brazilian Federal Prosecutors’ Office, of a non-criminal nature, to assess the legal validity of the agreement.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations, its lease may be terminated early pursuant to the Concessions Law (Law No. 8,987/1995), which applies to port leases. Below is a list of the termination events applicable to the port lease agreements:

•	expiration (in 2036, the year of maturity);

•	encampação, which is the possibility of expropriation of the port concessions by the granting authority during the contractual term. Such expropriation must be for public interest, performed pursuant to applicable authorizing law and accompanied by the payment of an indemnity for investments not yet depreciated, if applicable;

•	a statement of caducidade, which occurs, at the granting authority’s sole discretion, in case of total or partial non-performance of the lease, without prejudice to the application of other contractual penalties. The caducidade may be declared under the following circumstances: (1) the service is not being provided adequately (i.e., there has been a breach of the minimum transport requirements); (2) failure to undertake the investments stipulated in the agreement; (3) breach of contractual obligations; (4) transfer of the agreement without prior consent from the granting authority; (5) obstruction of audits carried out by the granting authority; (6) changes to the contractual objective; (7) failure to maintain or conserve the leased facilities; (8) default in financial obligations set out in the agreement; or (9) loss by us of the economic, technical and operating conditions required for the adequate provision of services set out in the agreement. The statement of caducidade must be preceded by the verification of the default in an administrative proceeding in connection with which we have a right of defense;

•	termination by the lessee in the event of breach of contractual provisions or rules established by the granting authority by means of judicial action for this specific purpose;

•	annulment; and

•	bankruptcy or extinction of the lessee.

The lease agreements and applicable legislation confer several rights of the granting authority pursuant to the specific rules and regulations for the industry. Accordingly, there are contractual provisions that allow, among other things, amendments to the agreement, assignment and/or transfer of the lease agreement (the latter subject to prior consent from the granting authority), provided, however, that all amendments to the agreement must abide by the rules and proceedings set out in the specific law or regulation.

Termination of Rumo’s port lease agreements may adversely impact Rumo’s transportation costs and the turnaround time for the export of its products, as well as its revenues from service agreements related to port facilities.

In addition, port assets deemed essential to the continuity of port operations will revert to the granting authority upon expiration of the concession. The reversion following expiration is subject to indemnification for investments in assets not yet amortized or depreciated which were undertaken to guarantee service continuity. Upon termination of the concession, it is possible that the investments made in those assets will have not been entirely amortized or depreciated. In this case, Rumo and the granting authority will negotiate the amount of any indemnification for such investments, to the extent such investments have been previously approved by the granting authority. As the final decision on this amount will be made solely by the granting authority, Rumo’s financial condition may be negatively impacted if indemnification eventually approved is not sufficient to compensate us for the investments made.

Any of the aforementioned developments may have a material adverse effect on our business, results of operations and financial condition.

We are unable to estimate the impacts of new regulations applicable to port operations in Brazil.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the “Ports Modernization Law,” which provided the legal framework applicable to the development and operation of ports and port facilities in Brazil. To improve the applicable legislation, the Brazilian government enacted Law No. 12,815/2013, or the “New Ports Law”, which has been regulated by Decree No. 8,033/2013. Such law revoked the Ports Modernization Law and established a new legal framework for port operations in Brazil. As a result, public ports are governed by the New Ports Law and by specific complementary regulations enacted at the federal level, particularly by the Agência Nacional de Transportes Aquaviários and by the Secretaria Especial de Portos da Presidência da República, or SEP.

Pursuant to the New Ports Law, there is no longer a distinction between third-party and own cargo handled at private port terminals, i.e., the activities carried out in private terminals will be identical to those performed at public terminals with respect to the rendering of services. As a result, public ports are expected to face higher competition from the potential increase in development of operations in private ports. Accordingly, new port lease grants may be carried out by the Federal Government, which may affect inter and intra-port competition. Finally, we may not be able to meet the minimum cargo volumes provided for in our port lease agreements, which may subject us to fines and, upon repeated violations, to the early termination of the relevant grants.

Although the New Ports Law does not retroactively adjust the terms of any concession agreement currently in effect, it is possible that the supplemental regulations provide for such retroactive adjustment (including by means of unilateral requirements from the granting authority). New regulations applicable to port operations in Brazil that modify the terms of our grant documents may materially and adversely affect Rumo’s results of operations.

The early termination of Rumo’s Brazilian railway concessions may have a material adverse effect on our business.

Brazilian railway concessions are subject to early termination in certain circumstances, including the Brazilian authorities reassuming control of the service pursuant to applicable law or by the termination of the relevant concession for breach of any underlying contractual agreements, in particular the inadequate provision of rail transportation services provided for in the concession agreements. Pursuant to Federal Law No. 8,987/1995, concession agreements may be terminated as a consequence of: (1) expiration of the contractual term; (2) seizure of the service by the granting authority during the concession term to the benefit of the public interest (i.e., encampação); (3) annulment (caducidade); (4) termination; (5) annulment; (6) bankruptcy; or (7) expiration of the concession-holding entity.

Upon termination of a concession, the leased or operated assets revert to the granting authority, and the amount of compensation received may not be sufficient to cover the losses incurred by us as a result of such early termination. In addition, certain creditors may have priority with regards to such compensation.

We cannot guarantee that the Brazilian authorities will not terminate Rumo’s railway concessions prior to their stated terms (i.e., apply encampação with respect to the concessions) in the future. Any such action by the Brazilian authorities would have a material adverse effect on our business, financial condition and results of operations.

Rumo may also suffer a material adverse effect to its business, financial condition and results of operations because the networks for rendering railroad services are interconnected. Rumo’s concession agreements and regulations issued by the Brazilian transport regulator—the National Land Transport Agency (“ANTT”)—pursuant to Resolution No. 3,965/2011, provide for the creation of passage rights and mutual traffic. Passage rights are a transaction under which a concessionaire that needs to move cargo from one location within the federal railroad network to another may use (for a fee) the permanent railroad and train-licensing system of another concessionaire. Mutual traffic is a transaction in which a concessionaire shares a permanent railroad or operational resources with another concessionaire (for a fee), to render or cease rendering railroad transportation of cargo services. Accordingly, the early termination of a certain concession may adversely affect passage rights and/or mutual traffic transactions carried out by Rumo and result in negotiations with other entities rendering railroad transport services through Rumo’s rail network.

In addition, Rumo’s business may be materially adversely affected if Rumo breaches its contractual and legal obligations. The failure to comply with the obligations set forth in the concession agreements by entities controlled and related to Rumo in the applicable laws and regulations may result, without prejudice of any other consequences provided for in applicable law, in civil liability and fines. The severity of the penalties to be imposed by the granting authority depends on the nature and seriousness of the actions of our controlled and related entities. If the granting authority imposes penalties due to infractions committed by our controlled and related entities, our reputation, business, financial condition and results of operations may be materially and adversely affected.

The early extensions of the ALL – America Latina Logística Malha Paulista S.A., or “Malha Paulista,” and ALL – America Latina Logística Malha Sul S.A., or “Malha Sul,” concession agreements, currently under review by the ANTT, may not be obtained, which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreements for Malha Paulista and Malha Sul expire in 2027 and 2028, respectively. In September 2015, Rumo filed formal requests with the ANTT for early extensions of such agreements. Such requests are under review by the ANTT, with the Malha Paulista request expected to be finalized by the end of the first half of 2016. We cannot guarantee, given that the decision relating to the extension is a discretionary decision of the granting authority, that such concessions will be renewed early or at all.

Pursuant to Rumo’s current investment plan, one of the pillars of Rumo’s growth strategy is substantial long-term and short-term investment in its rail network, including investments in Malha Sul and Malha Paulista, with the intent of improving our results through an increase in the volume of transported cargo and operational efficiency. If the formal requests for extension of the Malha Sul and/or Malha Paulista concession agreements with the ANTT are not approved, Rumo will not make the expected investments into the rail networks covered by such concessions. Under this scenario, if Rumo is unable to identify other comparable investments, Rumo may not be able to fulfill its investment plan and growth strategy as currently envisaged, which may have a material adverse effect on its and our business, financial condition and results of operations.

Rumo’s Brazilian rail tariffs are subject to a maximum rate established by the Brazilian government.

Under Rumo’s rail network concession agreements, tariffs for Rumo’s rail freight services are subject to a maximum rate. Maximum tariff rates are adjusted annually for inflation according to variations in the IGP-DI index (or a substitute index) in accordance with applicable Brazilian law or concession agreements. Additionally, the tariffs Rumo charges for rail freight services on its rail network can be revised upwards or downwards if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial equilibrium, or as determined by the Brazilian government every five years. Rumo’s tariffs are currently below the maximum tariff levels allowable under our concession agreements. In 2012, the ANTT implemented a review of reference rates that altered the original methodology for defining such rates. The use of revised rate charts could affect our capacity to generate revenues, as such review revised most rates downwards and established a cap for Malha Norte’s operations, which originally was not subject to a cap. Before the ALL Acquisition, ALL obtained an injunction suspending the application of such revised rate charts by the ANTT and, therefore, is not subject to them. However, we cannot assure you that in the future tariffs will be set at a level that would permit Rumo to continue to operate profitably.

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

We may be held liable for environmental damage caused to communities located in proximity of our concession areas.

The Brazilian Federal Constitution of 1988 (Article 225, § 3rd) sets out three tiers of environmental liability: administrative, criminal, and civil. We may be held liable for damages caused to communities located in proximity to the concession areas whenever environmental damage occurs. In addition, especially as a result of the moving of hazardous materials by us, we may be held liable for the health and safety of our employees if we do not comply with work safety and environmental rules.

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

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis—if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our processing plants and impair our ability to deliver processed products to our customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting our third-party transportation providers.

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

Significant increases in the cost of inputs required for our activities may adversely affect our results of operations.

We are subject to increases in the prices of inputs and services we acquire from suppliers and service providers to conduct our activities, such as fuel, machine parts or workforce. The cost and availability of our inputs depend on factors that are beyond our control, and we cannot predict when such costs may be readjusted. If we cannot pass on the increased costs of providing services onto our clients, this may materially and adversely affect our business, results of operations and financial condition.

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

We may not be able to obtain or renew all licenses and permits required for our business.

We are currently in the process of obtaining or renewing, as the case may be, certain licenses and permits (including real estate licenses and permits) required for the continuity of our activities. Our business, financial condition and results of operations may be materially and adversely affected if we are unable to obtain or renew all licenses and permits (including real estate licenses and permits) required for our business and operations.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings as to which, at December 31, 2015, we recorded a provision totaling R$1,193.9 million for proceedings in which we deem the risk of loss as probable and had net of judicial deposits or restricted bank accounts totaling R$680.2 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

Our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

Funding, especially on terms acceptable to us, may not be available to meet our financial obligations and future capital needs.

We rely on obtaining financing and refinancing of existing loans in order to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities and we typically need insurance guarantees in order to participate in court proceedings to which we are a party.

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

If we are unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, we may not be able to comply with our financial obligations, or explore business opportunities, and responding to competitive pressures may become challenging. This would have a material adverse effect on our business, financial condition and results of operations.

Rumo may not have access to new financing on favorable conditions to meet its capital needs and fulfill its financial obligations.

Rumo relies on obtaining financing and refinancing of existing loans, particularly from BNDES, in order to operate its business, implement its strategy and grow its business. Rumo needs bank guarantees to obtain credit facilities from both BNDES and banks, and typically needs insurance guarantees in order to participate in court proceedings to which it is a party. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could affect Rumo’s ability to raise capital and materially and adversely affect Rumo’s business.

Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing to borrowers on reasonable terms.

If Rumo is unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, Rumo may not be able to comply with its financial obligations or explore business opportunities. This would have a material adverse effect on Rumo’s business, financial condition and results of operations.

Volatility and uncertainty in fuel prices may affect Rumo’s operating costs and competitive position, which could materially and adversely affect Rumo’s results of operations, cash flows and financial condition.

All of the locomotives Rumo operates are diesel-powered, and Rumo’s fuel expenses are significant. If increases in fuel prices cannot be passed on to Rumo’s customers through Rumo’s tariffs, Rumo’s operating margins could be materially and adversely affected.

Fuel prices have historically been volatile and may continue to be volatile in the future. Fuel prices are subject to a variety of factors that are beyond Rumo’s control, including, but not limited to, consumer demand for, and the supply of, oil, processing, gathering and transportation availability, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in oil-producing regions, as well as political factors relating to the governmental price policies applied by Petrobras.

Rumo may not have sufficient funds to invest in technology, which may adversely affect Rumo’s ability to increase its rail transportation capacity and reduce accidents.

The development and implementation of new technologies may result in a significant reduction in the cost of logistics services and a reduction in accidents. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by competitors or the costs associated with such new technologies. Rumo may not have enough funds to keep up with advances in technology, which could reduce demand for the logistics services Rumo provides and affect Rumo’s capacity to reduce accidents in its activities.

The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of shareholders’ equity interest in Rumo.

Fundo de Investimento do Fundo de Garantia do Tempo de Serviço (“FI-FGTS”), Logística Brasil - Fundo de Investimento em Participações (“FIP – BRZ”), Deminvest Empreendimentos e Participações S.A. (“Deminvest”), Markinvest Gestão de Participações Ltda. (“Markinvest”, referred to jointly with FIP – BRZ and Deminvest, the “Original Shareholders”) and Brado Holding S.A. (“Brado Holding” referred to jointly with FI-FGTS and the Original Shareholders as the “Brado Shareholders”) are party to a shareholders’ agreement governing the investment in Brado Logística, Rumo’s subsidiary active in the intermodal container logistics sector (the “Brado Shareholders’ Agreement”).

The Brado Shareholders’ Agreement provides that, to the extent the initial public offering of Brado LP has not occurred prior to March 31, 2014, the Brado Shareholders are entitled to swap the totality of their shares in Brado Logística for, at the discretion of the Brado Shareholders: (1) shares as provided for in the Brado Shareholders’ Agreement, or (2) an amount corresponding to the market value of such shares. The exchange ratio would be based on fair market value. If the Brado Shareholders do not reach consensus on the appraisal thereof, the fair market value would be based on independent appraisals carried out as provided for in the Brado Shareholders’ Agreement.

The option described above became exercisable on April 1, 2014 and was exercised on each of April 20 and 23, 2015. There is an ongoing confidential arbitration proceeding against ALL relating to the appraisal reports prepared by financial institutions appointed pursuant to the shareholders’ agreement of Brado Logística and the type of consideration (money or shares) due as a result of the exercise of the option. Rumo’s external counsel estimates the chance of loss in such arbitration proceedings as possible and no provision has been made.

In addition, the exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of signing of the Brado Shareholders’ Agreement (which was August 5, 2013). FI-FGTS will lose the right to exercise its option if the aforementioned initial public offering is undertaken (even if such initial public offering is undertaken after the aforementioned dates).

The exercise of the option may result in: (1) disbursement of material amounts by Rumo, which may adversely affect Rumo’s results of operations and financial condition; or (2) the issuance of new shares by Rumo in a quantity which may dilute the equity interests held by Rumo’s shareholders.

Downturns in certain cyclical market sectors in which Rumo’s customers operate could have a material adverse effect on Rumo’s business.

The transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Accordingly, the transportation industry is affected by macroeconomic conditions and by various factors within each particular industry that may influence operating results. Some of Rumo’s customers do business in highly cyclical markets, including the oil and gas and agricultural sectors.

Soybean harvests generally occur between January and May, corn harvests (which is mainly for export) generally occur between April and July and sugar harvests generally occur between March and November. These oscillations have a significant impact on demand for transportation of these commodities. For this reason, Rumo typically transports larger volumes of goods in the second and third quarters of each year and lower volumes in the “off season” (i.e., the first and fourth quarters of each year).

Any downturn in these industries may have a material adverse effect on Rumo’s business, results of operations and financial condition. In addition, some of the products Rumo transports have shown a historical pattern of price cyclicality, which has typically been influenced by the general economic environment, industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, Rumo’s business, results of operations and financial condition.

Rumo operates in a competitive industry, and if it is unable to adequately address factors that may adversely affect its revenue and costs, Rumo’s business could suffer.

Competition in the transportation services industry is intense and includes:

•	competition with other transportation modes, such as road freight;

•	competition with alternative export options for agricultural products through other ports (particularly in the north region of Brazil) to the detriment of the ports of Santos (state of São Paulo) and Paranaguá (state of Paraná) and São Francisco do Sul (state of Santa Catarina);

•	dependence on operating quality and port and terminal capacity;

•	the limitations established by the maximum tariffs established by the ANTT;

•	a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit Rumo’s ability to maintain or increase rates, operating margins or growth of its business; and

•	establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs.

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to CNT, in 2015 trucks transported 61% of Brazil’s production, while only 21% of that production was transported by rail, and 14% on waterways and through coastal shipping. Although Rumo plans to capture market share from the truck transportation business for medium- and long-distance transportation to further expand our intermodal services, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

Increased competition may lead to decreases in Rumo’s revenues, smaller profit margins or loss of market share. If, Rumo is unable compete adequately, this may adversely impact Rumo’s business, financial condition and results of operations.

Rumo operates in a regulated environment, and measures taken by public authorities may impact its activities.

Rumo’s railroad concession agreements have been entered into with the Brazilian Ministry of Transportation (acting as granting authority when the grants took place), later substituted by the ANTT after the enactment of Federal Law No. 10,233/2001. Rumo’s operations take place in a regulated environment because concessions agreements are administrative contracts (such that the public administration may determine the imposition of unilateral measures such as the modification of contractual matters). The ANTT has the legal authority to regulate rail activities in the country (by means of the enactment of applicable regulations).

Therefore, notwithstanding the concessionaire’s right to maintain the financial equilibrium of the concession agreement, actions taken by the public administration in general may affect the services rendered by Rumo. For example, if (1) new obligations are imposed; (2) additional investments not originally provided for in the concession agreements are required as a result of unilateral measures provided for in the statute or through the creation of new regulations by the ANTT; (3) the scope of the concession agreements is reduced or certain actions taken by Rumo are rejected or not given effect (such as anticipated concession renewals, extensions of grants in force or extensions under conditions not favorable to us), Rumo’s economic-financial condition and operating results may be adversely affected.

Moreover, the ANTT carried out the Tomada de Subsídios 008/2015, seeking public proposals for plans regarding the early extension of railroad concession agreements currently in effect. Such extension has the following objectives: (1) obtaining new investments in rail networks aiming at: (a) an increase in transportation capacity; (b) an increase in safety of railroad transportation; and (c) improvements to the quality of rail infrastructure and to asset management efficiency; (2) conforming the concession agreements to the best regulation practices under the current legal framework; and (3) sharing railroad infrastructure and operational resources among concessionaires, authorized entities and transporters of cargo. Article 23, I and XII of Brazilian Federal Law No. 8,987/95 provides that concession agreements entered into by the granting authority and concession holders during the proceedings for the privatization of the federal railroad network in the 1990s must include clauses regarding the duration of the concession and the conditions applicable to any extension thereof.

In order to commence the concession renewal process, the concession holder must express its interest in doing so and the ANTT, in its capacity as the granting authority, must analyze any extension requests based on the guidelines set by the Brazilian Ministry of Transportation by means of Ruling No. 399/15.

Accordingly, transportation agreements currently in force, certain investments planned by Rumo or by users of the railroad network, as well as the rendering of railroad services by Rumo in the long term, may be adversely affected in the event the anticipated extensions are not granted by the ANTT or if requirements for extensions of the concessions are denied upon the expiration or the maturity of such concessions.

Our significant debt could adversely affect our financial health and prevent us from fulfilling our debt obligations, which would reduce our ability to raise capital to finance our investments and operations and would adversely impact our ability to recover from economic changes.

We have a significant amount of debt. As of December 31, 2015, our gross debt was R$18.8 billion, of which R$2.8 billion was short-term debt. Our indebtedness as of December 31, 2015 was 121.5% higher than our indebtedness as of December 31, 2014 due to the ALL Acquisition.

Our debt level and the composition of our debt could, among other things: (1) require us to reserve a substantial part of our operational cash flows to pay principal and interest on our debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; (3) limit our ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase our borrowing costs; and (4) place us at a competitive disadvantage compared to our competitors that have less debt.

Any of the aforementioned developments could have a material adverse effect on us, our financial condition and our results of operations.

We may be unable to comply with restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants based on certain financial and non-financial indicators which are set forth in the majority of the indebtedness and finance agreements to which we are a party. The majority of such covenants relate to requirements to comply with certain pre-determined levels of leverage.

Any failure by us to comply with the restrictive covenants in our credit agreements as a result of adverse conditions in our business environment may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities as well as adversely affect our business and results of operations.

We may raise additional capital in the future for strategic partnerships or by issuing securities, which may result in a potential dilution of your equity interest.

We are constantly analyzing alternatives and considering the possibility of entering into strategic partnerships, disposing of assets, raising additional capital through a public or private issuance of shares and/or securities convertible into or exchangeable for shares. Any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.

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

We concluded the merger of Rumo and ALL to further develop our logistics businesses on April 1, 2015. We cannot guarantee that the new company will be successful.

On April 1, 2015, we concluded the merger between Rumo and ALL, focus on the full logistics solution (rail and port). We may incur unanticipated expenses, fail to realize all anticipated benefits or synergies, disrupt relationships with current and new employees, customers and vendors, incur indebtedness or fail to successfully negotiate with the ANTT favorable future conditions for long term investment plans.

We may be unable to implement our growth strategy successfully.

Our future growth and financial performance will depend, in part, on the successful implementation of our business strategy, including: (a) our ability to attract new clients or increase volume from existing clients in specific markets and locations, (b) our capacity to finance investments (through indebtedness or otherwise) and (c) our ability to increase our operational capacity and expand our current capacity to supply to new markets. We cannot assure you that we will be able to achieve these objectives successfully or at all. Our failure to achieve any of these objectives as a result of competitive difficulties, cost or restrictions on our ability to invest may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans, may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial conditions, results of operations and our ability to repay our debt obligations.

Any failure relating to our strategic partnerships may result in additional financial or performance obligations by us, which would reduce our profitability.

We enter into strategic partnerships, joint ventures, combinations, alliances and collaborations, including, among other things, partnerships with our customers. The success of these and other partnerships depends, in part, on the satisfactory performance of our and our partners’ obligations.

If we or our partners do not satisfactorily perform such obligations, our strategic partnerships may fail to perform as expected or to deliver the agreed services. Should this occur, we may be required to make additional investments and provide additional services to guarantee the adequate performance and delivery of the agreed services, or terminate such partnerships prior to their stated maturity. The performance by us of additional obligations with respect to our strategic partnerships may result in the reduction of our profits and material losses to us.

Strategic partnerships are essential to the continuity of our operations and our growth. If we fail to maintain our existing partnerships or identify new partnerships, our business, financial condition and results of operations may be materially and adversely affected.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture, Comgás and Radar are subject to various put and call options and termination provisions.

Shell and Cosan have entered into certain definitive agreements with respect to the Joint Venture that are subject to various put and call options and termination provisions that if triggered would cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031. Under the shareholders’ agreements Cosan and Shell have granted each other reciprocal call options. On the tenth anniversary of the June 2011 closing, Shell will have a call option to buy half or all of Cosan’ equity interests in the Joint Venture. Cosan will have the right to elect whether it would sell half or all of its Joint Venture equity interests to Shell after the exercise of Shell’s option in that year. On the fifteenth anniversary of the June 2011 closing, one party will have the right to buy all or a portion of the other party’s equity stake in the Joint Venture. There will also be call and put options in certain other limited circumstances, including in the event of a fundamental breach by either party and in the case of the death or disability of Cosan’s Chairman. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements—Agreements Between Shell and Cosan.”

We granted a put option of Comgás shares to Shell Gas B.V., Integral Investments B.V. (“Shell”) – a shareholder in Comgás – exercisable in three annual tranches, beginning on September 20, 2015, with the last one maturing on October 19, 2017. If exercised, Cosan Limited will receive all the shares of Comgás held directly and indirectly and deliver to Shell 30,917,231 shares issued by Cosan S.A. and held by Cosan Limited .

Moreover, Radar’s shareholders’ agreement sets forth mutual put options between us and Mansilla Participações S.A., or Mansilla, to acquire up to all of Radar’s properties or each other’s shares upon notice during specific five-day periods, the first on the tenth anniversary of the initial closing date of the subscription agreement between the parties and the each subsequent 18-month period after the first put date. See “Item 7.Major Shareholders and Related Party Transactions—A. Major Shareholders—Cosan S.A.—RADAR.”

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

With respect to the results of Raízen our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis they are evaluated by the management of Raízen, which is on a 100% basis. Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly controlled entities (Joint Ventures) under the new standard. As such, for the year ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method applied until March 31, 2013, and the accounting for the joint ventures for the fiscal year ended March 31, 2013 has been restated for the impacts of retrospectively adopting IFRS 11.

We are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations.

We are dependent upon our chairman and controlling shareholder, other members of senior management and certain members of our board of directors, especially with respect to business planning, strategy and operations. If any of these key members of our management leaves our Company, our business and financial performance may be negatively affected. Our business is particularly dependent on our chairman, who is also our controlling shareholder. We currently do not carry any key man insurance.

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

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. For example, we enter into land leasing agreements with our affiliates, including Amaralina Agrícola Ltda., or Amaralina, Santa Bárbara Agrícola S.A., or Santa Bárbara and São Francisco S.A., or São Francisco. The accounts payable balances result mainly from the lease of agriculture land, which are at prices and on terms equivalent to the average terms and prices of transactions that we enter into with third parties. Commercial and financial transactions between our affiliates and us, even on if entered into on an arm’s-length basis, create the potential for, or could result in, conflicts of interests.

Risks Related to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and financial performance and the market price of our class A common shares.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. For example, on October 26, 2014, President Dilma Rousseff was re-elected following a tightly contested presidential election campaign. President Dilma Rousseff’s second term has been characterized by significant discontent among certain segments of the Brazilian population as evidenced by widespread protests. Such discontent is attributable to developments such as the worsening Brazilian economic scenario (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption (including accusations relating to the widely reported Petrobras corruption scandal) and water shortages in certain areas of Brazil as well as the potential for severe water and electricity rationing following a decrease in rainfall and water reservoir levels throughout Brazil. President Dilma Rousseff’s administration has sought to enact measures to counteract these developments, including tax increases and cost-cutting measures, certain of which have been opposed by members of the principal opposition party and President Dilma Rousseff’s own ruling party, among other political parties. Moreover, President Dilma Rousseff is currently subject to impeachment proceedings. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, financial performance and prospects, as well as the market prices of our class A common shares, may be adversely affected by, among others, the following factors:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	price increases of oil and other inputs;

•	price instability;

•	social and political instability;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our class A common shares.

Cosan S.A., its subsidiaries and jointly controlled entities generally invoice their sales in reais, but a substantial portion of Cosan S.A.’s, its subsidiaries and jointly controlled entities net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of Cosan S.A.’s, its subsidiaries’ and jointly controlled entities’ costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition.

The recent economic instability in Brazil caused by the rise of inflation, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms in 2016 to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis.

Political demonstrations in Brazil and the street protests which started in mid-2013 and continued in 2014 and 2015, demonstrated the public’s dissatisfaction with corruption and certain political measures, have also adversely affected the development of the Brazilian economy and investors’ perceptions of the Brazilian economy. Additionally, the corruption allegations regarding oil and gas companies and Brazil’s state-owned oil company brought to light by the judicial investigation known as “Lava Jato” have raised investors’ risk aversion with regard to Brazil, as observed by us.

Furthermore, the President of Brazil, elected in 2010 and re-elected in 2014, has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies. Recently, political coalitions have arisen and have challenged certain actions and the authority of the President of Brazil, and some have filed legal proceedings to initiate impeachment proceedings to have the President of Brazil removed from office.

In addition, the Federal Court of Accounts (Tribunal de Contas da União) recently recommended not to approve Brazil’s fiscal accounts for the fiscal year 2014. These recent events have contributed to an increase in the economic and political instability in Brazil.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may materially adversely affect our business.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our class A common shares.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, a general price inflation index, the inflation rates in Brazil were, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014 and 10.5% in 2015. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014. Despite the Brazilian Central Bank’s repeated increases of interest rates during the period from 2013 to 2015, inflation has continued to increase, reaching 10.7% in 2015 (the highest level recorded since November 2003), and reaching 9.4% for the twelve-month period ending April 2016.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect the Brazilian economy as a whole, as well as on our financial conditions, operations and profits. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our class A common shares.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official interest rates in Brazil at the end of 2015, 2014 and 2013 were 14.25%, 11.75% and 10.00% per year, respectively, as established by the monetary policy committee of the Central Bank (COPOM). Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

The Brazilian currency has during past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. Overall in 2015, the real depreciated 47%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. In early 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions whereby markets reacted favorably to the impeachment proceedings against President Dilma Rousseff and the increased likelihood of a change in the current governing regime. On April 26, 2016, the exchange rate was R$3.53 per U.S.$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

Because a substantial portion of our indebtedness is, and will continue to be, denominated in or indexed to the U.S. dollar, our foreign currency exposure related to our indebtedness as of December 31, 2015 was R$6,653 million. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foreign currency debt obligations are not completely hedged. In addition, a devaluation of the real would effectively increase the interest expense in respect of our U.S. dollar-denominated debt.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product (“GDP”) growth has fluctuated over the past few years, with growth of 1.8% in 2012, improving to 2.7% in 2013 but decreasing to 0.1% in 2014 and then to a contraction of 3.8% in 2015. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on our business.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2013, 2014 and 2015, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Future governmental policy and regulations may adversely affect our operations and profitability.

Our activities may be materially affected by policies and regulations from Brazilian and foreign federal, state and municipal government. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities may influence the profitability of the industry as well as the volume and type of imports and exports.

Future Brazilian and foreign governmental policies may adversely affect the supply, demand and prices of our products and services or otherwise restrict our capacity to operate in our current or prospective markets, potentially affecting our financial performance.

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

Cosan S.A. performed a full analysis of the provisions of Law 12,973, and concluded that there is no material impact on its 2015 financial statements as a result of the application of such law.

The ongoing investigations regarding corruption in Brazil may adversely affect the growth of the Brazilian economy and could have a material adverse effect on our business.

Petrobras (Brazil’s state-owned oil company and one of the country’s largest companies and a supplier of the Company) and certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). In addition, elected officials and other public officials in Brazil are also being investigated for allegations of unethical and illegal conduct identified during the new phase of the Lava Jato investigations, which began in July 2015.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. These investigations have had and may continue to have an adverse effect on Brazil’s growth prospects in the near to medium term given the relatively significant weight in relation to the Brazilian economy of the companies cited in the investigation. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term.

The allegations under the “Lava Jato” investigations along with the economic downturn resulted in Brazil being downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, and by Moody’s in February 2016, as well as in the downgrade of various major Brazilian companies. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

Persistently poor macroeconomic conditions in Brazil resulting from, among other things, the “Lava Jato” investigations and their consequences could have a material adverse effect on us.

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

Our by-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide, among other things, for:

•	a classified board of directors with staggered three-year terms;

•	restrictions on the time period in which directors may be nominated;

•	the affirmative vote of a majority of our directors in office and the resolution of the shareholders passed by a majority of votes cast at a general meeting or, if not approved by a majority of the directors in office, the resolution of the shareholders at a general meeting passed by 66 and 2/3% of all votes attaching to all shares then in issue for amalgamation and other business combination transactions; and

•	the tag-along rights described under “Item 10. Additional Information—B. Memorandum and By-laws—Tag-along Rights.”

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of December 31, 2015. Our by-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

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

History

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo, with annual sugarcane crushing capacity of 4.0 million tons. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo.

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

In March 2012, Cosan S.A. entered into an agreement to acquire Comma Oil & Chemicals Limited, or Comma, a wholly-owned subsidiary of Esso Petroleum Company Limited to enter into the European lubricants and specialties market. Comma is located in England and manufactures and supplies lubricants, seasonal and car care products to the United Kingdom and other export markets in Europe and Asia, primarily under the Comma brand. The acquisition of Comma by Cosan includes finished lubricants and chemicals manufacturing and sales to third parties; all assets located at Comma’s Gravesend site in Kent, England; and ownership of the Comma trademarks and brands. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-branded lubricants through certain United Kingdom channels and to continue to manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products. The transaction was concluded on July 1, 2012.

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

Also in May 2012, Cosan S.A., through its subsidiary Provence Participações S.A., or Provence, entered into a Stock Purchase Agreement to acquire 60.1% for R$3.4 billion of COMGÁS from BG Group. COMGÁS is Brazil’s largest distributor of piped natural gas. Its network reaches over fourteen thousand kilometers delivering natural gas to more than 1.5 million customers in the residential, commercial and industrial segments. The acquisition of COMGÁS’ controlling stake is part of Cosan’s strategy to expand its presence in the energy business. On November 5, 2012, we concluded the acquisition of 60.1% stake of COMGÁS, with full approval from, and no restrictions were imposed by CADE or ARSESP (the relevant sectoral regulator). As a result of this acquisition, we entered into a shareholders’ agreement with the other principal shareholders of COMGÁS, Integral Investments B.V. and Shell Brazil Holding BV, subsidiaries of Shell Gas BV of the Shell Group. Shell Brazil Holding BV, which has a direct and indirect interest in COMGÁS, corresponding to 18.2% of its share capital, has been granted an option to convert its current stake of 21,805,645 COMGÁS common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date.

On February 24, 2014, Cosan S.A., through its subsidiary Rumo submitted to ALL a binding proposal for the merger of ALL by Rumo. The proposal entailed the merger of all the shares issued by ALL into Rumo, with the current shareholders of Rumo and ALL receiving 36.5% and 63.5%, respectively, of the capital stock of the combined company. The merger was subject to certain conditions precedent, notably the following: (1) Rumo had to become registered as a Brazilian publicly held company and simultaneously join the “Novo Mercado” segment of BM&FBOVESPA; (2) regulatory approvals from CADE and the ANTT being obtained; and (3) all corporate and third-party approvals required by applicable laws and the by-laws of the companies being obtained.

At an extraordinary general meeting held on October 1, 2014, Cosan S.A.’s shareholders approved a spin-off of the logistics business of Cosan S.A. and the merger of the spun-off portion into Cosan Logística (the “Partial Spin-off”). The Partial Spin-off seeks to segregate Cosan S.A.’s logistics activities, focused on Rumo, in order to allow each of our business segments to be more sector-focused, and to establish a suitable capital structures for each business segment. It also seeks to provide the market with greater transparency on each business segment’s performance, which will give shareholders and investors an improved ability to analyze each individual business’s performance. Cosan Limited controls both Cosan S.A. and Cosan Logística, with a 62.51% and 62.51% interest in each of them, respectively. At September 30, 2014 the portion spun-off to Cosan Logística had a book value of R$1,059.5 million. Due to the Partial Spin-off, all of the shares issued by Cosan Logística previously held by Cosan were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to the shareholders of Cosan (including Cosan Limited) at an exchange ratio of 1:1. Cosan’s shares were traded ex-rights to receive Cosan Logística’s shares as from October 6, 2014. Cosan Logística’s shares are currently traded on the BM&FBOVESPA under the ticker “RLOG3,” with trading having started on October 6, 2014. As a result, shareholders had been provided with the same political and economic privileges in Cosan Logística as those conferred on them by the shares of the company they previously held. Furthermore, the Partial Spin-off did not result in any change in the characteristics of Cosan’s shares or the advantages conferred by them. Due to the Partial Spin-off and consequent transfer of the spun-off portion to Cosan Logística, the share capital of Cosan S.A. was reduced by R$1,059,591, corresponding to the book value of the spun-off portion, without any cancellation of Cosan S.A.’s shares. As such, Cosan S.A.’s share capital reduced from the current R$4,691,822 to R$3,632,231, and it remains divided into 407,214,353 registered common, nominative and without par value shares.

On November 11, 2014, Cosan’s management announced that it was considering the possibility of spinning off Cosan’s gas distribution business (i.e., Comgás) through the creation of a new listed company called Distribuição de Gás Participações S.A. (“DGP”), which would become the parent company of Comgás, be publicly-listed on BM&FBOVESPA’s “Novo Mercado” segment and would be responsible for any future investments by Cosan in the natural gas distribution business (the “Gas Spin-off”). On January 29, 2015, Cosan S.A. announced that, due to the current unfavorable market conditions, Cosan decided to postpone the Gas Spin-off.

On April 1, 2015, following the completion of the applicable conditions precedent, the merger between Rumo and ALL was effected with an adjusted exchange ratio (adjusted by the dividends distributed per each company during the period) that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result ALL’s shares (BM&FBOVESPA ticker: ALLL3) were delisted from BM&FBOVESPA as of March 31, 2015. As of April 1, 2015, Rumo’s public shares listed on the BM&FBOVESPA (under the ticker “RUMO3”) fully reflected the effects of the merger.

On April 13, 2016, Rumo completed a capital increase in an amount of R$2.6 billion through an offer of shares to investors in Brazil and abroad. Rumo intends to use the net proceeds from the offering to strengthen its working capital and make investments.

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures over the fiscal years ending December 31, 2015 and December 31, 2014, as well as the transition period ended December 31, 2013. For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B.	Business Overview

The Company is one of the largest corporations in Brazil, as ranked by the Exame magazine’s annual Melhores e Maiores publication, with businesses in strategic sectors to the Brazilian development, such as logistics and energy. The following companies are part of the organization: Cosan S.A., Cosan Logística, COMGÁS, Raízen, Rumo, Cosan Lubrificantes and Radar.

Acquired in 2012, COMGÁS is Brazil’s largest natural gas distributor. It has a network of over 14,000 thousand kilometers, bringing natural gas to more than 1.5 million residential, commercial and industrial consumers in over 80 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering 177 cities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

Through Raízen, a joint venture between Cosan and Shell created in June of 2011, the company produces more than 2 billion liters of ethanol per year to supply both domestic and international markets and 4 million tons of sugar, with 940 MW of installed capacity—making it one of the world’s largest power generator of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 5,682 service stations throughout Brazil under the Shell brand, with approximately 950 convenience stores, 63 distribution terminals and presence in 60 airports supplying jet fuel.

In the logistics sector, Rumo is one of the world’s leaders in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. Cosan has spun-off its logistics segment, including Rumo, into a listed company called Cosan Logística. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For further details, see “—A. History and Development of the Company.”

Through Cosan Lubricants, the company produces and distributes automotive and industrial lubricants. Under the Mobil brand, Cosan operates in Brazil and in three other countries in South America (Bolivia, Uruguay and Paraguay), and also in the United Kingdom, with Comma. Cosan Lubricants has recently started a new distribution operation under the Mobil brand, in Spain, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad.

At Radar, the company’s focus in exploring new opportunities in agricultural properties with high potential for appreciation in Brazil, acquiring and leasing them to large operators in the sector for cultivation of sugarcane, soybeans, corn and cotton.

Cosan Limited (NYSE ticker: “CZZ”) has been listed since 2007 on the NYSE, and also has BDRs (BM&FBOVESPA ticker: “CZLT33”) issued in Brazil listed on BM&FBOVESPA. Cosan S.A. (BM&FBOVESPA ticker: “CSAN3”) has been listed since 2005 and Cosan Logística (BM&FBOVESPA ticker: “RLOG3”) has been listed since 2014, both on the BM&FBOVESPA segment with the highest standards of corporate governance, the “Novo Mercado.” COMGÁS (BM&FBOVESPA ticker: “CGAS3” and “CGAS5”) has been listed since 1997.

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture Company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of 5,682 Shell-branded retail service stations, 63 distribution terminals and 60 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 25% market share in Brazil in terms of volume of fuel sold in the fiscal year ended December 31, 2015, according to Sindicom.

Raízen Combustíveis Highlights	As of and For Fiscal Year Ended		As of and For the Twelve- Month Period Ended	As of and For Nine- Month Period Ended	As of and For Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Service stations	5,682	5,356	4,860	4,860	4,700
Fuel sold (billion liters)	25.1	25.0	23.2	17.9	22.0
Ethanol sales (R$ million)	5,392.6	3,556.7	2,988.3	2,330.2	2,401.6
Gasoline sales (R$ million)	23,784.4	22,165.1	19,235.9	14,829.1	17,688.8
Diesel sales (R$ million)	27,503.9	24,274.8	20,725.6	16,261.7	17,844.4
Jet fuel sales (R$ million)	4,233.7	5,111.4	5,001.7	3,724.6	5,003.9
Other products (R$ million)	498.3	625.9	576.3	434.9	593.5

Net sales (R$ million)(1)	61,413.0	55,733.9	48,527.7	37,580.6	43,532.2

(1)	Raízen Combustíveis is accounted for under the equity method, and therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Ventures.”

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

Raízen Combustíveis supplies aviation fuel at 60 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, and Brasília airport in the Federal District, to Brazilian and foreign airlines.

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

Environmental health and safety standards. Fuel distributors are subject to Brazilian federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety licensing by fire departments and transport authorities. The National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA,” is the principal government body responsible for approving environmental licensing. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste.

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia, our upstream Joint Venture Company, whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading.

Raízen Energia operates 24 sugar, ethanol and energy cogeneration mills, with a current crushing capacity of 68 million tons of sugarcane per year.

Raízen Energia Highlights	As of and for Fiscal Year Ended		As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended	As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Crushed sugarcane (million tons)	59.9	57.1	61.4	61.4	56.2
Sugar volume sold (thousand tons)	4,623.6	4,432.8	4,469.8	3,277.1	4,229.8
Ethanol volume sold (million liters)	3,646.3	2,952.2	3,057.2	1,828.5	2,322.8
Energy sold (MWh)	2,611.2	2,239.8	2,164.5	2,110.8	3,034.8
Net sugar sales (R$ million)	4,671.0	4,059.6	4,304.3	3,127.6	4,354.0
Domestic market	1,010.9	1,009.1	867.8	669.5	899.2
External market	3,660.1	3,050.5	3,436.5	2,458.1	3,454.8
Net ethanol sales (R$ million)	5,557.3	3,060.3	3,226.1	3,143.3	3,299.9
Domestic market	2,574.7	2,227.8	2,244.4	1,715.4	1,328.4
External market	2,982.6	2,149.0	2,022.2	1,427.8	1,971.5
Net energy cogeneration sales (R$ million)	554.9	618.6	389.7	376.6	569.7
Other products and services (R$ million)	297.7	208.9	240.2	202.9	244.5
Net sales (R$ million)(1)	11,080.8	9,263.9	9,200.7	6,850.4	8,468.2

(1)	Raízen Energia is accounted for under the equity method; therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Ventures.”

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

	As of and for Fiscal Year Ended December 31				As of and for Twelve-Month Period Ended December 31		As of and for Nine-Month Period Ended December 31		As of and for Fiscal Year Ended March 31
	2015 (*)%		2014 (*)%		2013 (*)%		2013 (*)%		2013 (*)%
	(millions of tons, except percentages)
Sugarcane harvested from owned land	28.9	48.3	29.2	51.1	31.0	50.5	30.4	49.5	28.3	50.3
Sugarcane purchased from third-parties	31.0	51.7	27.9	48.9	30.4	49.5	31.0	50.5	27.9	49.7

Total	59.9	100	57.1	100	61.4	100	61.4	100	56.2	100

(*)	Unaudited.

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

Our mills have the capacity to crush 68 million tons of sugarcane per year and in the fiscal year ended December 31, 2015, we crushed 60 million tons of sugarcane, or 10% of Brazil’s central-south region total sugarcane production (which was 589 million tons as of December 31, 2015, according to UNICA). For further information on our sugarcane mills see “Item 4. Information on the Company—D. Property, Plant and Equipment.” The mills that are prepared to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 55% sugar and 45% ethanol to 45% sugar and 55% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heat water that is transformed into steam. Eleven of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2015 we exported 77%, by volume, of the sugar we sold. Rumo Logística handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 59% of our ethanol production in the fiscal year ended December 31, 2015 and 56% of our ethanol production in the fiscal year ended December 31, 2014. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A. (BR Distribuidora), Raízen Combustíveis S.A. (Shell) and Cia. Brasileira de Petróleo Ipiranga (Ipiranga). We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2015, we exported 50%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

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

The ethanol production flow can be summarized as follows:

•	Preparation of the juice. The fermentation is fed with a juice composed of approximately 20% of sugar, which is prepared with juice (from the treatment), molasses (from sugar production) and water. This juice must be cooled to approximately 30°C.

•	Fermentation. The fermentation of the juice is the result of the action of yeast, which firstly inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide. This reaction occurs in a fermenter, which is fed with juice and yeast.

•	Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separate the yeast from the beer, a solution of approximately 9%v/v (oGL) of ethanol.

•	Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and returned to the fermenter tank to be utilized again.

•	Distillation. The beer is distilled in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve the concentration of 94%v/v (oGL) ethanol. From the first column, a slop called vinasse is obtained, which is used as a fertilizer in the sugarcane fields.

•	Dehydration. In order to produce anhydrous ethanol, two more columns are used to achieve the concentration of 99%v/v (oGL) ethanol. In the first column, the excess of water is separated with the aid of cycle-hexane.

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2015, producing approximately 2.1 billion liters of ethanol, representing 8% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having sold abroad R$3.0 billion including trading in the foreign markets, having exported 1.8 billion liters in the fiscal year ended December 31, 2015 and 549.8 million liters in the fiscal year ended December 31, 2014.

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

Energy Cogeneration Highlights:	As of and for Fiscal Year Ended		As of and for the Twelve-Month Period Ended	As of and for Nine-Month Period Ended	As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Energy sold (MWh)	2,611.2	2,239.8	2,164.5	2,110.8	3,034.8
Net sales (R$ million)(1)	554.9	618.6	389.7	376.5	569.7

(i)	Raízen Energia is accounted for under the equity method, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Ventures.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended December 31, 2015 and 2014, the nine-month period ended December 31, 2013 and the fiscal year ended March 31, 2013, we sold 2,611.2 MWh, 2,239.8 MWh, 2,110.8 MWh and 3,034.8 MWh, respectively, of energy to third parties. Our main customers, besides the energy sold to the Brazilian grid, are utility companies. In the fiscal year ended December 31, 2015, approximately 80% of our excess cogeneration volume was sold through electric energy auctions.

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

Environmental Licensing of Raízen: We operate mills, a port facility and numerous warehouses. All mills have environmental operating licenses. The National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA,” is the principal government body responsible for approving environmental licensing.

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

COMGÁS (Natural Gas Distribution)

Overview

COMGÁS is Brazil’s largest distributor of piped natural gas, with a network reaching over fourteen thousand kilometers and delivering natural gas to more than one million residential, commercial and industrial consumers in over 80 cities. The COMGÁS concession area covers approximately 26% (according to the IBGE) of Brazil’s GDP, including 177 municipalities in the metropolitan regions of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 27% market share in Brazil in terms of volume sold in 2015, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. COMGÁS’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into.

COMGÁS Highlights	As of and for Fiscal Year Ended		As of and for the Twelve-Month Period Ended	As of and for the Nine-Month Period Ended(1)	As of and for Fiscal Year Ended(1)
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Natural gas sold (million cbm)	5,210.9	5,458.7	5,457.0	4,089.9	5,456.9
Net sales (R$ million)	6,597.0	6,387.1	6,336.6	4,888.9	6,336.6

(1)	These amounts derive from COMGÁS’ financial statements for the year ended December 31, 2013, considering 12 months, and include amounts prior to the date which COMGÁS’ results of operations started to be consolidated into the Company’s results of operations. Since the acquisition of COMGÁS was on November 5, 2012, net sales for the period of five months are recorded in the Company’s income statement for the fiscal year ended March 31, 2013 as discussed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

Lubricants

Lubricants is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil and Comma brands in Brazil, Bolivia, Uruguay, Paraguay, and in specific sales channels in the United Kingdom and Asia.

Lubricants Highlights:	As of and for Fiscal Year Ended		As of and for the Twelve-Month Period Ended	As of and for Nine-Month Period Ended	As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Volume of lubricants sold (thousand liters)	316.9	319.8	315.6	243.1	286.6
Net sales (R$ million)	1,751.7	1,602.2	1,542.9	1,185.2	1,417.5

We have a wholly-owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 1.7 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 600 different lubricants, and purchase more than 400 raw materials, including basic oils and additives.

We sell our lubricant products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships. We also produce and sell lubricants for customers such as Toyota, John Deere, Caterpillar, Honda and SKF.

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

Cosan Logística

Overview

Our logistics operations are operated through Cosan Logística, which holds our interest in Rumo see “—A. History and Development of the Company.” Rumo offers an integrated logistics solution to agricultural commodity producers located in the central-south region of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our port facility at the Port of Santos. Rumo also offers warehousing services.

Rumo completed the ALL Acquisition in April 2015. As a result of the ALL Acquisition, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Rumo operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported.

Logistics Highlights:	As of and for Fiscal Year Ended		As of and for the Twelve- Month Period Ended	As of and for the Nine- Month Period Ended	As of and for Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Port elevation volume (thousand tons)	11,681.6	11,117.9	9,177.1	7,049.1	8,565.6
Logistics sales (R$ million)(1)	—	671.6	726.0	597.5	549.4
Port handling sales (R$ million)(1)	—	220.5	174.8	138.2	150.0
Other sales (R$ million)(1)	—	23.3	16.9	13.6	13.3
North operations (R$ million)	2,925.1	—	—	—	—
South operations (R$ million)	888.5	—	—	—	—
Container operations (R$ million)	224.3	—	—	—	—
Net sales (R$ million)	4,037.9	915.4	917.7	749.4	712.8

(1)	As the acquisition of ALL occurred on April 1, 2015, the result of information with segments are presented in the North Operations, comprised of the railway operations, transshipment and port elevation in the areas of the Company’s concession of ALL Malha Norte and ALL Malha Paulista.

Rumo is the concessionaire of two bulk port terminals at the Port of Santos, which, on a combined basis, is one of the largest bulk port terminals in the world, with a current annual combined loading capacity of 17 million tons, having loaded 12 million tons in the fiscal year ended December 31, 2015. The terminal also has the capacity to store approximately 550,000 tons of sugar. The port facility serves clients, including Raízen Energia, EDF&Man, Sucden, Bunge, Coimex, Cargill, Louis Dreyfus Commodities and Noble among others, in the transport and export of sugar and soy products. Pursuant to the Port Concession Agreement with the state of São Paulo’s Port Authority, the concession granted to operate initiated in 2016 and extends to 2036.

In addition, following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the Ports of Santos, Paranaguá, São Francisco and Rio Grande. Moreover, Rumo started operating twelve main inland terminals, either directly or through partners. For further information, see “—A. History and Development of the Company.”

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport.

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

The Ports Modernization Law assured to any private party the right to construct, reform, expand, improve, lease and operate a public port terminal located within the “organized port area,” which are designated areas where ports must serve the public interest and the need for port service, subject to an authorization from the relevant authority. The development of port activities in an organized port area should be preceded by a competitive bidding process and the execution of a concession agreement with the federal government.

In the case of Rumo, the Docks Company of the state of São Paulo (Companhia Docas do Estado de São Paulo), or “CODESP,” granted us the right to exploit public terminals at the Port of Santos. The respective concessions agreements are dated as from 1996 and 2001. Accordingly, such agreements are governed by the Ports Modernization Law.

Rumo was qualified as a port operator under the Port Modernization Law and is currently subject primarily to the regulation of CODESP, which acts under the regulation of ANTAQ.

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

Radar (Agricultural Land Development)

Our agricultural land development operations are run through Radar, a company focused on maximizing earnings from agricultural real estate assets by leveraging our unique market intelligence to acquire rural properties with high expected appreciation potential for subsequent leasing or resale. Since its founding in 2008, Radar has invested R$2.9 billion in land, which has been leased for sugarcane, soybean, corn and cotton farming. Radar currently manages approximately 279,000 hectares of land in the states of São Paulo, Goiás, Mato Grosso, Maranhão, Minas Gerais, Tocantins, Bahia and Piauí. Radar recorded R$102.7 million in revenues for the fiscal year ended December 31, 2015.

On July 14, 2012, we began consolidating the financial information of our subsidiary Radar. The consolidation was a result in the change in Radar’s by-laws and shareholders’ agreement and as a result we report a new business line in our financial information that was previously recognized by equity accounting.

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

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the three major distributors increasing their combined market share from 65.2% in 2000 to approximately 80% in 2015.

According to Sindicom, the top-four distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Ultrapar S.A., through the Ipiranga brand, Raízen, through Shell and AleSat Combustíveis S.A., a domestic Brazilian fuel distribution company. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition. We believe that we are in a strong position to compete effectively on ethanol due to the synergies that further integration with Shell will bring.

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

We also face competition from international sugar producers. According to UNICA, we are the largest sugar producer in Brazil and one of the largest sugar producers in the world with 4.1 million tons of sugar produced in the 2014/2015 harvest, compared to British Sugar (1.2million tons of sugar produced in the 2011/2012 harvest) and Südzucker AG of Germany (with 4.9 million tons of sugar produced in the 2012/2013 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

Natural Gas

COMGÁS’s concession area covers approximately 26% of Brazil’s GDP, including 177 municipalities in the metropolitan regions of São Paulo, Campinas and Santos as well as the Paraíba Valley. COMGÁS distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, COMGÁS holds exclusivity rights within its area of concession. For industrial customers, COMGÁS has exclusive distribution rights until 2029. COMGÁS faces competition from electricity concessionaires, oil and ethanol producers in its activities.

Logistics

Since its creation, Rumo, our logistics Company, has always been committed to excellence and efficiency of its operations, which allowed it, in just five years, to become one of the global leaders in logistics for sugar export. Rumo invested more than R$1.5 billion for sugar to be predominantly transported by rail, instead of by road freight.

Rumo concluded the ALL Acquisition on April 1, 2015. Since then, Rumo has had control of ALL’s four concessions, totaling approximately 12,000 kilometers of railway lines, including the railroads connecting the main grain producing areas of Brazil and the ports of Santos, Paranaguá, São Francisco and Rio Grande. Following the ALL Acquisition, Rumo operates, either directly or in conjunction with certain partners, twelve inland terminals with a static capacity of 900,000 tonnes and six port terminals, with a static capacity of 1.3 million tonnes and elevation capacity of 29.0 million tonnes per year.

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

Research and Development

Our principal research and development activities are currently concentrated in the following key areas:

•	We engage CanaVialis S.A., or “CanaVialis,” to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen Energia’s mills. CanaVialis, which is a subsidiary of Monsanto, is a privately owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their bio factory (the largest in Brazil), which allows us to decrease the amount of time required for seedling production and grant us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects where we are building new sugarcane mills.

•	Raízen also invests in innovation in the ethanol manufacturing process. Raízen has a 16.3% stake in Codexis and in Shell’s commercialization rights of Iogen Energy. The two companies—Codexis and Iogen—conduct research into advanced fuels, including ethanol extracted from the cellulose of sugarcane and other plants.

•	We conduct research and development into renewable base oils through Novvi S.A., a Joint Venture between Cosan and Amyris formed in 2011. Novvi was established for the worldwide development, production and commercialization of renewable base oils made from Biofene, Amyris’ renewable farnesene.

C.	Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our main operations include: (1) the distribution of fuels in the Brazilian market through Raízen Combustíveis, our downstream Joint Venture company; (2) the production and sale of sugar and ethanol and the cogeneration of electricity from sugarcane bagasse through Raízen Energia, our upstream Joint Venture company; (3) the distribution of piped natural gas in part of the state of São Paulo through our subsidiary COMGÁS, which has been consolidated since November 2012; (4) logistics services including transportation, port loading and storage of sugar, through our indirectly owned subsidiary Rumo; (5) the purchase, sale and leasing of agricultural land through our subsidiary, Radar; (6) the production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian markets under the Comma brand; and (7) certain other investments (“Cosan’s other business”).

At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan to “Cosan Logística S.A.” was approved by Cosan’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off does not affect the consolidated financial statements of Cosan Limited.

A list of the Company’s subsidiaries is included in note 3 of our audited consolidated financial statements for the fiscal years ended December 31, 2015 and 2014 and the nine-month period ended December 31, 2013 attached hereto. See also Exhibit 8.1 to this annual report.

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

For more information related to property, plant and equipment see note 17 of our audited consolidated financial statements for the fiscal years ended December 31, 2015 and 2014, and for the nine-month period ended December 31, 2013 attached hereto.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 63 distribution terminals to approximately 5,682 service stations throughout Brazil under the Shell brand and also has 60 airport terminals supplying aviation fuel.

Raízen Energia

Raízen Energia operates 24 mills with a crushing capacity of 68 million tons and 934 MW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

COMGÁS

COMGÁS is Brazil’s largest natural gas distributor with a pipeline network of over 14,000 kilometers, supplying natural gas to 1.5 million residential, commercial and industrial consumers in over 80 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering 177 municipalities in the metropolitan regions of São Paulo, Campinas, Santos and the Paraíba Valley.

Cosan Lubricants

Cosan Lubricants has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 1.4 million barrels of lubricants per year, storage capacity for base oils and lubricants (195,000 barrels) and a pier facility for docking ships of up to 20,000 tons.

Cosan Logística

Logistics operation moves sugar from mills located in the south-central regions of Brazil to the Port of Santos. Rumo takes the sugar from the mills using trucks and loads it into railcars at one of its five trans-shipment terminals strategically located in the interior of the state of São Paulo for transportation to the Port of Santos. Rumo’s facilities at the port include two berths and ten discharging grids capable of loading 17 million tons of sugar and other grains annually making it one of the largest sugar terminals in the world.

Rumo concluded the ALL Acquisition on April 1, 2015. Since then, Rumo has had control of ALL’s former concessions which cover a service area extending over the states of Mato Grosso and São Paulo as well as the southernmost states of Brazil. Rumo’s rail network serves an area that accounts for approximately 80% of Brazil’s GDP, where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported.

As a result of the ALL Acquisition, Rumo operates twelve main inland terminals, either directly or in conjunction with certain partners, which have a static capacity of approximately 900 thousand tons. Moreover, Rumo has ownership interests in six port terminals, five of which are in the port of Santos, São Paulo and one in the port of Paranaguá, Paraná, with a storage capacity of approximately 1.3 million tons and a loading capacity of approximately 29 million tons per year. This extensive asset base allows Rumo to provide transportation services to customers in a wide variety of market sectors, which primarily include agricultural commodities such as grains, sugar and sugarcane derivative products, but also include fuel, construction materials, pulp and paper, steel products, chemicals, petrochemicals, electric and electronic goods, automotive parts, packaging materials and beverages.

Radar

Radar is one of the largest private landowners in Brazil, with a portfolio of approximately 270 thousand hectares of own agricultural land and approximately 350 thousand hectares of non-owned land under management. The total value of the portfolio under management was R$4.6 billion as of December 31, 2015.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Energia

Brownfield Projects

Raízen has brownfield projects under review until the 2018/19 harvest on mills totaling R$1.5 billion which we estimate will expand our annual sugarcane crushing capacity by the 2019/2020 harvest:

Mill	Estimated completion date	Current crushing capacity	Future crushing capacity	Increase	Investments (in millions of reais)
	(in million tons per year)
Caarapó	2017	2.3	4.4	2.1	388.0
Paraalcool	2016	2.1	2.6	1.5	291.3

				3.6	679.3

Logum—ethanol pipeline

Logum Logística S.A. is the company responsible for construction and operation of the Ethanol System Logistics (logistics, loading, unloading, handling and storage) that involve multimodal transport: pipelines, highways (tankers) and coastal (vessels). With major investments, Logum will cross many municipalities, linking the main ethanol producing regions in the states of São Paulo, Minas Gerais and Goiás to the main points of storage and distribution in Paulínia (upstate São Paulo) and in the city of São Paulo. Part of this integrated system will consist of a long distance runner, of about 610 km (380 miles), which will connect the regions of Itumbiara (state of Goías) and Paulínia (state of São Paulo). The estimated investment for construction is R$ 3.6 billion (mostly financed through BNDES). The expected annual capacity is 13 billion liters of ethanol. The first phase of the project, Paulinia – Ribeirão Preto, has been operating since August 2013 and produced a total volume of 2.1 billion liters until December 2015. The second phase, Ribeirão Preto – Uberaba, started operating in April 2015 and produced a total volume of 0.4 billion liters in 2015.

Raízen owns 20% of Logum along with five other companies as follows: Copersucar (20%), Odebrecht (20%), Petrobras (20%), Camargo Corrêa (10%) and Uniduto (10%). Raízen Energia holds a 46.5% equity interest in Uniduto.

COMGÁS

COMGÁS has been investing in its network expansion and during the fiscal year ended December 31 2015, we invested R$521 million, of which approximately 76% was associated with expansion programs and approximately 24% was related to network support investments in order to reinforce, restore and renovate the existing distribution network. In 2016, we expect to invest approximately R$500 million, of which approximately 73% is associated with expansion programs and approximately 27% is related to network support investments.

Cosan Logística

During the fiscal year ended December 31, 2015, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$1,405.5 million, consisting of capital expenditure (excluding capitalized interest) relating to the following projects: (1) investment in the rail network operated by ALL; (2) various initiatives undertaken to improve permanent tracks, including improvements along 216 kilometers of track lines; (3) acquisition of 732 new rail cars and 43 locomotives as well as upgrades to the existing fleet; and (4) certain other initiatives.

The funds used by Rumo for making capital expenditures are generated from Rumo’s operating results and from financings and credit extended by private banks, as well as by publicly-owned banks such as BNDES. Since the beginning of Rumo’s rail operations, BNDES has been an important partner in the development of Rumo’s infrastructure, providing support through long-term credit lines in line with Rumo’s investment plan published in April 2015.

Notably, Rumo, together with certain third parties, have invested in the construction of a roof over one of its two port terminals in the port of Santos, in the state of São Paulo. This roof, which is still under construction, will make it possible to conduct cargo loading onto ships on rainy days. Historically, the city of Santos has had 120 days of rain per year during which the loading of ships is usually not possible. The construction of the roof is scheduled for completion in 2016 and, together with other investments we are making in the port terminal, is expected to increase the loading capacity of our terminals to 19 million tons by the end of 2016.

Radar

Radar is continuously investing in agricultural land and has made total investments of R$ 4 billion in land purchases since 2008. The company currently has land portfolio of approximately 103.9 thousand hectares (approximately 257 thousand acres) appraised to be worth R$ 2.6 billion as of December 31, 2015.

E. Supplemental Information About Joint Ventures

Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly controlled entities (Joint Ventures) under the new standard. As such, for the year ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method applied until March 31, 2013, and the accounting for the joint ventures for the fiscal year ended March 31, 2013 has been restated for the impacts of retrospectively adopting IFRS 11. Although, Raízen Combustíveis and Raízen Energia are not consolidated in our financial statements, we have included below a summary of business performance derived from note 6 (Operating segments) to our audited financial statements for the periods indicated.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2015 with the audited fiscal year ended December 31, 2014, and a comparison of the audited fiscal year ended December 31, 2014 with the unaudited twelve-month period ended December 31, 2013.

Results of Operations for the Raízen Joint Ventures for the Fiscal Year Ended December 31, 2015 Compared to the Fiscal Year Ended December 31, 2014

Net Sales

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	11,080.9	9,263.9	19.61%
Ethanol	5,557.3	4,376.8	26.97%
Sugar	4,671.0	4,059.6	15.06%
Cogeneration	554.9	618.6	(10.30)%
Other	297.7	208.9	42.47%
Raízen Combustíveis(1)	61,413.0	55,733.9	10.19%
Fuel	61,413.0	55,733.9	10.19%
Other	—	—	—

(1)	Includes 100% of these entities’ net sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2015 and 2014.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the fiscal year ended December 31, 2015 increased from R$9,263.9 million to R$11,080.9 million (or 19.61%), as compared to the fiscal year ended December 31, 2014, primarily due to a decrease in energy cogeneration sales of 10.3% (R$63.7 million), which was caused by an increase in the average sales price of ethanol of 1.86%. The increase was offset by an increase in revenue from sales of sugar of 15.06% (R$611.4 million) which in turn resulted from both average sales prices and the volume increasing during the period.

Raízen Combustíveis

Raízen Combustíveis’ sales in the fiscal year ended December 31, 2015 increased from R$55,733.9 million to R$61,413 million, or 10.19%, as compared to the fiscal year ended December 31, 2014, primarily due to a 1.59% increase in sales volume reflecting the growth in the service station network combined with an increase in average sales prices from R$2.2/m3 to R$2.4/m3 (or 8.47%).

Cost of Sales

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(8,904.5)	(7,735.4)	15.11%
Raízen Combustíveis(1)	(58,196.3)	(52,934.2)	9.94%
Cost of Sales	(67,100.8)	(60,669.6)	10.60%

(1)	Includes 100% of these entities’ cost of sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2015 and 2014.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2015 increased 15.11%, or R$1,169.1 million, as compared to the fiscal year ended December 31, 2014, due mainly to the increase of the price of the TSR released by CONSECANA, partially offset by an increase in sales volume of 13.37%.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2015 increased 9.94%, or R$5,262.1 million, as compared to the fiscal year ended December 31, 2014. This increase is due to the increase in volumes sold and to an increase in prices charged by Petrobras for diesel and gasoline.

Selling Expenses

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(616.9)	(579.0)	6.55%
Raízen Combustíveis(1)	(1,188.5)	(1,150.5)	3.31%
Selling expenses	(1,805.4)	(1,729.5)	4.39%

(1)	Considering 100% consolidation of the results of Raízen Combustíveis and Raízen Energia.

Raízen Energia

Raízen Energia’s selling expenses increased R$37.9 million, or 6.55%, in the fiscal year ended December 31, 2015 as compared to the fiscal year ended December 31, 2014, due primarily to higher expenses with freight. The higher freight expenses can be principally attributed to the higher volume of sales, driven primarily by sales of ethanol to export markets.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased to R$1,188.5 million, or 3.31%, in the fiscal year ended December 31, 2015, from R$1,150.5 million in the fiscal year ended December 31, 2014, due primarily to freight cost increases stemming from a 8.47% increase in sales volumes.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(518.8)	(498.8)	4.03%
Raízen Combustíveis(1)	(394.6)	(387.3)	1.89%
General and administrative expenses	(913.4)	(886.1)	3.09%

(1)	Considering 100% consolidation of the results of Raízen Combustíveis and Raízen Energia.

Raízen Energia

General and administrative expenses totaled R$518.8 million in the fiscal year ended December 31, 2015, an increase of 4.03% compared to the fiscal year ended December 31, 2014.

Raízen Combustíveis

General and administrative expenses totaled R$394.6 million in the fiscal year ended December 31, 2015, an increase of 1.89% compared to the fiscal year ended December 31, 2014. This was due to general cost inflation and the nonrecurring effect from a provision for personnel expenses.

Results of Operations for the Raízen Joint Ventures for the Fiscal Year Ended December 31, 2014 Compared to the Unaudited Twelve-Month Period Ended December 31, 2013

Net Sales

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	9,263.9	9,200.8	1%
Sugar	4,059.6	4,304.3	(6)%
Ethanol	4,376.8	4,266.6	3%
Cogeneration	618.6	389.7	59%
Other	208.9	240.2	(13)%

Raízen Combustíveis (1)	55,733.9	48,527.7	15%
Fuel	55,733.9	48,527.7	15%
Net sales	64,997.8	57,728.5	12.59%

(1)	Includes 100% of these entities’ net sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal year ended December 31, 2014, and for the unaudited twelve-month period ended December 31, 2013.

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

Cost of Sales

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(7,735.4)	(7,681.0)	1%
Raízen Combustíveis (1)	(52,934.2)	(46,016.2)	15%
Cost of Sales	(60,669.6)	(53,697.2)	13%

(1)	Includes 100% of these entities’ cost of sales. Upon the application of IFRS 11, results of these investments are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal year ended December 31, 2014, and for the unaudited twelve-month period ended December 31, 2013.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2014 increased 1%, to R$7,735.4 million, as compared to the unaudited twelve-month period ended December 31, 2013, due mainly to the increase of the price of the TSR released by CONSECANA, partially offset by the decrease of sales volume by 1%.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2014 increased 15%, to R$52,934.2 million, as compared to the unaudited twelve-month period ended December 31, 2013. This increase is due to the growth in volumes sold and to higher prices charged by Petrobras for diesel and gasoline.

Selling Expenses

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(579.0)	(667.8)	(13)%
Raízen Combustíveis (1)	(1,150.5)	(1,073.9)	7%
Selling expenses	(1,729.5)	(1,741.7)	(1)%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and assessed as investments.

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

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2014	For the Twelve- Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Raízen Energia (1)	(498.8)	(549.9)	(9)%
Raízen Combustíveis (1)	(387.3)	(378.5)	2%
General and administrative expenses	(886.0)	(928.4)	(5)%

(1)	Raízen presented 100% and upon the application of IFRS 11, deconsolidated and assessed as investments.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2015 and 2014, and for the nine-month period ended December 31, 2013, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of fiscal year 2015 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the fiscal year ended December 31, 2015 compared with the fiscal year ended December 31, 2014, and for the fiscal year ended December 31, 2014 compared with unaudited the twelve-month period ended December 31, 2013.

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2015, our cash flows for the year ended December 31, 2015, the year ended December 31, 2014, the nine-month period ended December 31, 2013 and the fiscal year ended March 31, 2013, and our material short-term and long-term indebtedness at December 31, 2015; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the fiscal years ended December 31, 2015 and 2014 and for the nine-month period ended December 31, 2013.

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

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2015 with the fiscal year ended December 31, 2014, and a comparison of fiscal year ended December 31, 2014 with the unaudited consolidated financial information for the twelve-month-period ended December 31, 2013.

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

(2) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil;

(3) COMGÁS: distribution of piped natural gas under a concession covering part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo-generation and cogeneration sectors;

(4) Cosan Logística, composed by Rumo and ALL: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

(5) Radar, composed by Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”): management, buying, selling and leasing of agricultural;

(6) Lubricants, composed by Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”): production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as in the European and Asian markets under the Comma trademark; and

(7) Cosan’s others business: other investments, in addition to the corporate activities of the Company. The other business segments include the subsidiaries responsible for raising funds for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Equity in income of jointly controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

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

Summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows (see note 2.3 of our consolidated financial statements for further information):

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

Operating lease commitments. The Company has entered into commercial property leases in relation to its investment property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

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

Fair value of investment properties. The Company carries its investment properties at fair value, with changes in fair value being recognized in the statement of profit or loss. The Company engaged an independent valuation specialist to assess fair value as at December 31, 2015. For investment properties, a valuation methodology based on direct comparisons of market information (Level 2), such as market research, homogenization of values, prices, recent sales, distances, facilities, access to land, topography and soil, land use (culture), rainfall level, among others.

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

Post-employment benefit. The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

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

Investment in joint ventures. The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint venture and the Company recognizes its interest in the joint venture using the equity method.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11 (US$/lb)
	For the Fiscal Year Ended		For the Twelve- Month Period Ended	For the Nine- Month Period Ended	For the Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Initial quote	0.1417	0.1773	0.2054	0.1959	0.2458
Closing quote	0.1524	0.1492	0.1780	0.1705	0.1766
Daily average quote	0.1312	0.1774	0.1891	0.1802	0.2007
High quote	0.1592	0.1978	0.2066	0.1959	0.2458
Low quote	0.1039	0.1492	0.1728	0.1659	0.1766

Source: NYBOT; prices from the 1st Generic Future. Bloomberg.

Ethanol

Our ethanol products are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and BM&FBOVESPA as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq (US$/thousand liters)
	For the Fiscal Year Ended		For the Twelve- Month Period Ended	For the Nine- Month Period Ended	For the Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Initial quote	477.10	555.20	569.00	603.00	663.10
Closing quote	442.30	483.40	558.40	541.90	597.00
Daily average quote	411.34	552.85	532.36	529.01	555.91
Monthly average quote	410.73	652.30	653.10	530.26	556.50
High quote	532.50	483.40	558.40	649.80	663.10
Low quote	318.30	555.20	569.00	452.50	494.90

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq (US$/thousand liters)
	For Fiscal Year Ended		For the Twelve- Month Period Ended	For the Nine- Month Period Ended	For the Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Initial quote	535.10	607.40	653.70	663.00	705.90
Closing quote	500.40	536.00	616.40	616.40	663.40
Daily average quote	458.33	599.63	618.86	601.83	636.37
High quote	570.40	699.10	698.50	698.50	705.90
Low quote	354.50	508.50	506.80	508.80	545.80

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol (R$/thousand liters)
	For Fiscal Year Ended		For the Twelve- Month Period Ended	For the Nine- Month Period Ended	For the Fiscal Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	March 31, 2013
Average Unitary Price	1,524	1,514	1,420	1,298	1,627

Source: Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia, a significant proportion of natural gas purchase of COMGÁS, and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars. Therefore, a depreciation of the real against the U.S. dollar would have the effect of increasing our sales in Raízen Energia, and increasing our costs of sales in COMGÁS and CLE. An appreciation of the real against the U.S. dollar would have the opposite effect.

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

Inflation

Inflation rates in Brazil were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014 and 10.7% in 2015, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA”, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” In early 2016, the inflation rate reached a level of 10.4% for the twelve-month period ending February 2016.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

Other Factors

Other factors that will impact the results of our operations include:

•	Hedging transactions (as discussed under “—Hedging Transactions and Exposures”);

•	Trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	The evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner burning fuel, derived from renewable sources;

•	The use of ethanol as a cleaner burning fuel, derived from renewable sources;

•	Changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais);

•	The growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;

•	The growth rate of Brazil’s GDP, which impacts the demand for our products and, consequently, our sales volume in Brazil; and

•	The tax policies adopted by the Brazilian federal government and the governments of the Brazilian states in which we operate, and our resulting tax obligation.

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

Our cost structure for Cosan Logística is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Our cost structure for COMGÁS is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

Our cost structure for other segments Lubricants and Radar are affected by the cost of imported base oil imported and additives for lubricants, and the cost of sales of land.

Hedging Transactions and Exposures

Our management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the risk management committee, which is responsible for developing and monitoring our risk management policies. The committee reports regularly to the board of directors on its activities.

Our risk management policies are established to identify and analyze the risks which we face, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. Our management, through its training, standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

In addition, our joint venture Raízen Energia hedges part of the future price risk of its sugar production estimated to be exported and exchange rate derivative transactions, using future contracts, options and swaps. Its hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rates fluctuations and as most of the derivative instruments have been designated for hedge accounting, Raízen Energia has not experienced material gains or losses in their financial results.

See note 34 of our consolidated financial statements attached hereto for further information.

A.	Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2015 with the audited fiscal year ended December 31, 2014, and a comparison of the audited fiscal year ended December 31, 2014 with the unaudited twelve-month period ended December 31, 2013.

Results of Operations for the Fiscal Year Ended December 31, 2015 Compared to the Fiscal Year Ended December 31, 2014

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2015 and 2014:

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	12,458.3	9,062.3	37.47%
Cost of sales	(8,663.6)	(6,413.7)	35.08%
Gross profit	3,794.7	2,648.6	43.27%
Selling expenses	(900.7)	(881.5)	2.18%
General and administrative expenses	(939.6)	(668.6)	40.54%
Other income (expense), net	301.1	(21.2)	n/m
Operating expense	(1,539.2)	(1,571.4)	(2.04)%
Income before equity in earnings of investees and financial results	2,255.3	1,077.2	109.37%
Equity in earnings of associates	8.0	3.5	125.37%
Equity in earnings of joint ventures	775.6	588.4	31.80%
Financial results	(2,164.7)	(982.8)	120.25%
Profit before taxes	874.2	686.3	27.37%
Income tax expense—current	(176.5)	(156.5)	12.76%
Income tax benefit—deferred	188.6	112.7	67.40%
Total income taxes	12.1	(43.8)	n/m
Profit for the year	886.3	642.5	37.94%
Net income attributable to non-controlling interests	426.5	471.5	(9.54)%
Net income attributable to owners of the parent	459.8	171.0	168.87%

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2015 and 2014:

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of reais, except percentages)
Cosan Logística	4,037.9	915.4	341.09%
North operations(1)	2,925.1	—	—
South operations(1)	888.5	—	—
Container operations(1)	224.3	—	—
Logistics(2)	—	671.6	—
Port handling(2)	—	220.5	—
Other(2)	—	23.3	—

Radar	102.8	157.6	(34.81)%
Property sale	69.2	85.3	(18.93)%
Land lease	20.2	60.9	(66.88)%
Other	13.4	11.3	18.17%

COMGÁS	6,597.0	6,387.1	3.29%
Industrial	4,206.9	4,122.1	2.06%
Residential	677.7	633.0	7.06%
Thermo generation	511.9	407.7	25.56%
Construction revenue	408.1	481.3	(15.21)%
Commercial	286.5	255.1	12.33%
Cogeneration	271.6	246.8	10.05%
Automotive	197.3	199.8	(1.28)%
Other	37.0	41.3	(10.44)%

Lubricants	1,751.7	1,602.2	9.33%
Lubricants	1,514.0	1,325.5	14.22%
Basic Oil	222.0	225.7	(1.64)%
Other	15.7	51.0	(69.21)%

Other businesses	0.4	—	—
Segment elimination	(31.6)	—	—

Net sales	12,458.3	9,062.3	37.47%

(1)	Segment created following the ALL Acquisition, which was completed on April 1, 2015.
(2)	As the ALL Acquisition was completed on April 1, 2015, our results are presented based on the combined entity’s segmentation of business sectors. Accordingly, the “Logistics,” “Port Handling,” and “Other” segments have been discontinued.

The change in the various components consists of the following:

Cosan Logística

Sales in the fiscal year ended December 31, 2015 increased from R$915.4 million in the fiscal year ended December 31, 2014 to R$4,037.9 million in the fiscal year ended December 31, 2015, primarily due to the increase in the volume of Rumo’s operations as a result of the ALL Acquisition. In addition, Rumo’s port terminal loading volume increased in 2015 in comparison to 2014, with net revenue from services from port terminal loading increasing 8.4% to R$239.1 million in 2015, compared to R$220.5 million in 2014. Net revenue from services from transportation totaled R$3,572.5 million in 2015, compared to R$671.6 million in 2014, primarily due to the ALL Acquisition and the addition of railway services in 2015. Finally, net revenue from services from other operations totaled R$226.3 million in 2015, compared to R$23.3 million in 2014, primarily due to the ALL Acquisition and related right-of-way rights charged to other rail transport operators.

Radar

Radar’s revenues derived from investments in agricultural properties, leasing of land in Brazilian rural markets and property sales totaled R$102.8 million in the fiscal year December 31, 2015. This represented a 34.81% decrease as compared to the fiscal year ended December 31, 2014, mainly due to a decrease in the amount of land leased and sold during 2015.

COMGÁS

COMGÁS’ revenues in the fiscal year ended December 31, 2015 amounted to R$6,597 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo. This was an increase of 3.29% as compared to the fiscal year ended December 31, 2014, due to an increase of the average sales price, authorized by ARSESP during 2015.

Lubricants

Our lubricants businesses comprise our lubricants and specialties business and certain other operations. The net revenue of the lubricants business was R$1,751.7 million in the fiscal year ended December 31, 2015, an increase of 9.33% compared to the fiscal year ended December 31, 2014, due to foreign exchange gains arising as a result of the depreciation of the real against major international currencies such as the U.S. dollar during 2015.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of reais, except percentages)
Cosan Logística	(2,771.9)	(610.4)	354.14%
Radar	(18.0)	(60.6)	(70.35)%
COMGÁS	(4,580.2)	(4,494.9)	1.90%
Lubricants	(1,322.3)	(1,247.8)	5.97%
Other business	(2.8)	—	—
Segment elimination	31.6	—	—

Cost of sales	(8,663.6)	(6,413.7)	35.08%

Our total cost of sales and services increased by 35.08% to R$8,663.6 million during the fiscal year ended December 31, 2015, from R$6,413.7 million during the fiscal year ended December 31, 2014 due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2015 increased 354.14%, to R$2,771.9 million, as compared to the fiscal year ended December 31, 2014, primarily due to the ALL Acquisition, which was completed on April 1, 2015.

Radar

Radar’s costs of sales and services totaled R$18 million in the fiscal year ended December 31, 2015, a decrease of 70.35% as compared to the fiscal year ended December 31, 2014, due to a decrease in the volume of land sales.

COMGÁS

COMGÁS’ costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$4,580.2 million in the fiscal year ended December 31, 2015, an increase of 1.9% as compared to the fiscal year ended December 31, 2014, due to an increase in the cost of natural gas and movements in foreign exchange rates.

Lubricants

The cost of lubricants sales totaled R$1,322.3 million in the fiscal year ended December 31, 2015, an increase of 5.97% as compared to the fiscal year ended December 31, 2014, mainly due to a decrease in the sales volumes of lubricants of 0.91%, and to adverse movements in foreign exchange rates, which increased the cost of importing base oil.

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

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of reais, except percentages)
Cosan Logística	18.4	—	—
COMGÁS	(627.5)	(636.3)	(1.38)%
Lubricants	(291.6)	(245.2)	18.93%

Selling expenses	(900.7)	(881.5)	2.18%

Selling expenses increased by 2.18% to R$900.7 million during the fiscal year ended December 31, 2015 from R$881.5 million during the fiscal year ended December 31, 2014, due to the factors described below.

Cosan Logística

Cosan Logística’s selling expenses increased to R$18.4 million in the fiscal year ended December 31, 2015 as compared to the fiscal year ended December 31, 2014, due primarily to the increase in the volume operations resulting from the ALL Acquisition.

COMGÁS

Selling expenses decreased by 1.38% to R$627.5 million during the fiscal year ended December 31, 2015, from R$636.3 million during the fiscal year ended December 31, 2014, mainly caused by improved controls over expenses.

Lubricants

Selling expenses increased 18.93% in the fiscal year ended December 31, 2015, to R$291.6 million, as compared to R$245.2 million in the fiscal year ended December 31, 2014, due primarily to an increase in marketing and freight costs.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,
	2015	2014	% Variation
	(in millions of reais, except percentages)
Cosan Logística	(311.3)	(87.8)	254.42%
Radar	(28.0)	(36.5)	(23.42)%
COMGÁS	(332.8)	(308.4)	7.90%
Lubricants	(77.7)	(70.7)	9.88%
Other business	(189.9)	(165.2)	15.01%

General and administrative expenses	(939.7)	(668.6)	40.54%

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 40.54% to R$939.7 million during the fiscal year ended December 31, 2015 from R$668.6 million during the fiscal year ended December 31, 2014, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$311.3 million in the fiscal year ended December 31, 2015, an increase of 254.42% compared to the fiscal year ended December 31, 2014 as a result of the ALL Acquisition which was completed on April 1, 2015, and a related increase in administrative functions and costs related thereto.

Radar

General and administrative expenses totaled R$28 million in the fiscal year ended December 31, 2015, compared with R$36.5 million in the fiscal year ended December 31, 2014, reflecting the lower sales of land and general and administrative expenses.

COMGÁS

General and administrative expenses totaled R$332.8 million in the fiscal year ended December 31, 2015, compared with R$308.4 million in the fiscal year ended December 31, 2014. The increase is mainly explained by inflation in the period, which was partially offset improved control of expenses.

Lubricants

General and administrative expenses totaled R$77.7 million in the fiscal year ended December 31, 2015, an increase of 9.88% when compared to the fiscal year ended December 31, 2014, primarily due to increased payroll expenses.

Other income (expense), net

Other income, net comprises other income and expenses. Other income, net increased from an expense of R$21.2 million in the fiscal year ended December 31, 2014 to an income of R$301.1 million in the fiscal year ended December 31, 2015, mainly due to the ALL Acquisition which was completed on April 1, 2015.

Equity in earnings of associates

Equity in earnings of associates includes our interests in Tellus Brasil 51%, Novvi Limited 50%, Janus Brasil 51%, Vertical 50% and other investments. Equity income increased to R$8 million in the fiscal year ended December 31, 2015 from R$3.5 million in the fiscal year ended December 31, 2014, primarily due to the improved operational results of these entities.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$775.6 million in the fiscal year ended December 31, 2015 from R$588.4 million in the fiscal year ended December 31, 2014, as a result of the factors explained in detail above for the segments Raízen Energia and Raízen Combustíveis, which are not consolidated into our financial statements but equity accounted for, in accordance with IFRS 11.

Financial results, net

Financial results, net in the fiscal year ended December 31, 2015 totaled a net financial expense of R$2,164.7 million compared with a net financial expense of R$982.8 million in the fiscal year ended December 31, 2014, an increase of R$1,182 million, or 120.3%, mainly due to the ALL Acquisition which was completed on April 1, 2015.

For a better understanding of our financial results, we segregate our cost of debt as shown in the following table:

	For the Fiscal Year Ended December 31,
	2015	2014	% Variation
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,406.5)	(717.9)	95.92%
Exchange and monetary variations	(1,579.4)	66.9	n/m
Derivatives	1,272.4	168.0	657.49%
Guarantees and warranties on debt	80.1	(21.3)	(475.74)%

	(1,633.4)	(504.3)	223.90%
Income from financial investments	353.9	139.7	153.30%

Cost of debt, net	(1,279.5)	(364.6)	250.95%

Other charges and monetary variations
Exchange and monetary variations	(58.2)	10.2	(670.83)%
Monetary variation on leases and concessions agreements	(180.3)	—	—
Monetary restatement and interest on leases	(117.6)	—	—
Derivatives	21.9	1.6	n/m
Interest on other receivables	142.5	72.6	96.20%
Interest on other liabilities	(582.0)	(130.2)	347.18%
Bank charges	(125.5)	(119.2)	5.31%
Other	14.0	(453.2)	(103.08)%
	(885.2)	(618.2)	43.18%

Financial results, net	(2,164.7)	(982.8)	120.25%

Reconciliation
Finance expense	(2,629.4)	(1,060.8)	147.87%
Finance income	588.5	217.1	171.05%
Foreign exchange losses, net	(746.1)	(300.5)	148.25%
Derivatives	622.3	161.4	285.65%

	(2,164.7)	(982.8)	120.25%

Finance Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness, such as debt, taxes and contingences; (2) interest and indexation charges related to our financial debt; and (3) fees, commissions and other charges paid to financial institutions.

Financial expenses in the fiscal year ended December 31, 2015 totaled R$2,629.4 million, as compared to R$1,060.8 million in the fiscal year ended December 31, 2014.

Our debt charges represented a decrease of 148%, when compared to the fiscal year ended December 31, 2014, mainly due to higher average indebtedness. The increase was primarily attributable to the ALL Acquisition.

Finance Income. Our financial income consists primarily of: (1) gains and indexation income related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended December 31, 2015 totaled R$588.5 million, compared to financial income of R$217.1 million during the fiscal year ended December 31, 2014, due to an increase in interest income.

Foreign exchange losses, net. Foreign exchange variation, net resulted in a net exchange loss of R$746.1 million in the fiscal year ended December 31, 2015 compared to a net loss of R$300.5 million in the fiscal year ended December 31, 2014. The foreign exchange losses occurred due to the depreciation of the real against the U.S. dollar.

Our gross indebtedness denominated in foreign currency was R$6,965.9 million at December 31, 2015, compared to R$4,508.1 million at December 31, 2014.

Derivatives. Derivatives resulted in a net gain of R$622.3 million in the fiscal year ended December 31, 2015 compared with a net gain of R$161.4 million in the fiscal year ended December 31, 2014.

Income tax (expense) benefit

Income taxes increased to R$12.1 million for the fiscal year ended December 31, 2015, compared to R$43.8 million in the fiscal year ended December 31, 2014, mainly due to a tax credit on accumulated losses (tax shield) which benefited our Other Businesses segment.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$459.8 million in the fiscal year ended December 31, 2015, compared to R$171.0 million in the fiscal year ended December 31, 2014, an increase of 168.87% after deducting net income attributable to non-controlling interests of R$426.5 million and R$471.5 million in the fiscal year ended December 31, 2015 and the fiscal year ended December 31, 2014, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2014 Compared to the Unaudited Twelve-Month Period Ended December 31, 2013

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal year ended December 31, 2014 and unaudited twelve-month period ended December 31, 2013:

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Consolidated profit or loss
Net sales	9,062.3	8,867.4	2%
Cost of sales	(6,413.7)	(6,263.7)	2%
Gross profit	2,648.6	2,603.7	2%
Selling expenses	(881.5)	(802.4)	10%
General and administrative expenses	(668.6)	(606.0)	10%
Other income (expense), net	(21.2)	148.1	(114)%
Operating expense	(1,571.4)	(1,260.2)	25%
Income before financial results, equity in earnings in and income taxes	1,077.2	1,343.5	(20)%
Equity in earnings of associates	3.5	19.3	(82)%
Equity in earnings of joint ventures	588.4	336.1	75%
Financial results	(982.8)	(893.6)	10%
Profit before taxes	686.3	805.3	(15)%
Income tax expense—current	(156.5)	(157.7)	(1)%
Income tax benefit—deferred	112.7	54.4	107%
Total income taxes	(43.8)	(103.3)	(58)%
Profit from continuing operations	642.5	702.0	(8)%
Loss from discontinued operations, net of tax	—	(3.4)	—
Profit for the period	642.5	698.7	(8)%
Net income attributable to non-controlling interests	471.5	483.5	(2)%
Net income attributable to owners of the parent	171.0	215.2	(21)%

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

The table below presents a breakdown of our net sales for the fiscal year ended December 31, 2014 and the unaudited twelve-month period ended December 31, 2013:

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Cosan Logística	915.4	917.7	0%
Port handling	220.5	174.9	26%
Logistics	671.6	726.0	(7)%
Other	23.3	16.9	38%

Radar	157.6	70.1	125%
Property sale	85.3	5.7	1,398%
Land lease	60.9	64.4	(5)%
Other	11.3	—	—

COMGÁS	6,387.1	6,336.6	1%
Industrial	4,122.1	4,012.5	3%
Residential	633.0	636.8	(1)%
Thermo generation	407.7	296.8	37%
Cogeneration	246.8	255.8	(4)%
Automotive	199.8	196.2	2%
Commercial	255.1	235.8	8%
Construction revenue	481.3	671.6	(28)%
Other	41.3	31.1	33%

Lubricants	1,602.2	1,542.9	4%
Lubricants	1,325.5	1,364.2	(3)%
Basic Oil	225.7	168.4	34%
Other	51.0	10.2	399%

Net sales	9,062.3	8,867.4	2%

The change in the various components consists of the following:

Cosan Logística

Sales in the fiscal year ended December 31, 2014 decreased from R$917.7 million to R$915.4 million, as compared to the unaudited twelve-month period ended December 31, 2013, primarily due to a decrease in the average sales price of 15%.

Revenue from logistics decreased 7% from R$726.0 million to R$671.6 million, primarily as a result of a 9.7% decrease in average sales prices, which was partially offset by an increase in the sales volume whereby Cosan Logística shipped 21.2 million tons in the unaudited twelve-month period ended December 31, 2013 and 21.7 million tons in the fiscal year ended December 31, 2014.

Port handling sales revenue increased 26%, from R$174.9 million to R$220.5 million in the fiscal year ended December 31, 2014, as compared to the unaudited twelve-month period ended December 31, 2013, due to an increase in volume from 9.2 million tons to 11.1 million tons in the fiscal year ended December 31, 2014, representing an increase of 21.1% as compared to the unaudited twelve-month period ended December 31, 2013, due to new contracts being signed during 2014.

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

Cost of Sales

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Cosan Logística	(610.4)	(542.6)	12%
Radar	(60.6)	(6.1)	901%
COMGÁS	(4,494.9)	(4,556.6)	(1)%
Lubricants	(1,247.8)	(1,158.4)	8%

Cost of Sales	(6,413.7)	(6,263.8)	2%

Our total cost of sales and services increased by 2% to R$6,413.7 million during the fiscal year ended December 31, 2014, from R$6,263.8 million during the unaudited twelve-month period ended December 31, 2013 due to the factors described below.

Cosan Logística

The cost of sales of Cosan Logística’s services provided in the fiscal year ended December 31, 2014 increased 12%, to R$610.4 million, as compared to the unaudited twelve-month period ended December 31, 2013, due to an increase in volumes transported of 2.4%, and an increase in transportation costs.

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

Lubricants

The cost of lubricants sales totaled R$1,247.8 million in the fiscal year ended December 31, 2014, an increase of 8% as compared to the unaudited twelve-month period ended December 31, 2013, mainly due to an increase in the sales volumes of lubricants by 1.3%, and to adverse changes in exchange rates, which increased the costs of importing base oil.

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

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
COMGÁS	(636.3)	(573.9)	11%
Lubricants	(245.2)	(228.5)	7%

Selling expenses	(881.5)	(802.4)	10%

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

General and administrative expenses

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Cosan Logística	(87.8)	(74.3)	18%
Radar	(36.5)	(23.2)	58%
COMGÁS	(308.4)	(309.7)	0%
Lubricants	(70.7)	(73.1)	(3)%
Other business	(165.2)	(125.6)	31%

General and administrative expenses	(668.6)	(606.0)	10%

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

COMGÁS

General and administrative expenses totaled R$308.4 million in the fiscal year ended December 31, 2014, compared with R$309.7 million in the unaudited twelve-month period ended December 31, 2013.

Lubricants

General and administrative expenses totaled R$70.7 million in the fiscal year ended December 31, 2014, a decrease of 3% when compared to the unaudited twelve-month period ended December 31, 2013.

Other income (expense), net

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

Equity in earnings of associates

Equity in earnings of associates includes our interests in Tellus Brasil 51%, Novvi Limited 50%, Janus Brasil 51%, Vertical 50% and other investments. Equity income decreased to R$3.5 million in the fiscal year ended December 31, 2014 from R$19.3 million in the unaudited twelve-month period ended December 31, 2013.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$588.4 million in the fiscal year ended December 31, 2014 from R$336.1 million in the unaudited twelve-month period ended December 31, 2013, as a result of the factors explained in detail above for the segments Raízen Energia and Raízen Combustíveis, which are not consolidated into our financial statements but equity accounted for, in accordance with IFRS 11.

Financial results, net

Financial results, net in the fiscal year ended December 31, 2014 totaled a net financial expense of R$982.8 million compared with net financial expense of R$893.6 million in the unaudited twelve-month period ended December 31, 2013, an increase of R$89.3 million, or 10%, due to the factors described below.

	For the Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013	% Variation
	(in millions of reais, except percentages)
Finance expenses	(1,060.8)	(1,038.6)	2%
Finance income	217.1	239.4	(9)%
Foreign exchange Losses, net	(300.5)	(324.6)	(7)%
Derivatives	161.4	230.2	(30)%

Financial results, net	(982.8)	(893.6)	10%

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

Our debt charges represented a decrease of 7%, when compared to the unaudited twelve-month period ended December 31, 2013, mainly due to lower average indebtedness. The decrease was mainly attributable to the payment of the principal of the debentures issued in 2012 in the total amount of R$ 1,400.0 million. This decrease was offset by an increase in bank charges in the period mainly due to consent fees regarding internal reorganization and prospective acquisitions.

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

Income tax (expense) benefit

Income tax expenses decreased to R$43.8 million for the fiscal year ended December 31, 2014, compared to R$103.3 million in the unaudited twelve-month period ended December 31, 2013, mainly due to a tax credit on accumulated losses (tax shield) which benefited our Other Businesses segment.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners of the parent was R$171.0 million in the fiscal year ended December 31, 2014, compared to R$215.2 million in the unaudited twelve-month period ended December 31, 2013, a decrease of 21% after deducting net income attributable to non-controlling interests of R$471.5 million and R$483.5 million in the fiscal year ended December 31, 2014 and the twelve-month period ended December 31, 2013, respectively.

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

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders. We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets. In the fiscal years ended December 31, 2015 and 2014, the transition period ended December 31, 2013, the cash flow used in investing activities was funded mainly by increased borrowing. As of December 31, 2015, our consolidated cash and cash equivalents (not including investment securities) amounted to R$3,505.8 million, compared to R$1,649.3 million for the fiscal year ended December 31, 2014, R$1,509.5 million for the nine-month period ended December 31, 2013.

On December 31, 2015, Cosan Logística had a negative consolidated working capital of R$ 2,002.0 million. Management has been working on actions to mitigate any significant uncertainty over the Cosan Logística´s ability to continue operating in the foreseeable future, which includes a Company commitment to provide up to R$ 750.0 million in cash either as debt or equity financing.

Cash Flow from Operating Activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2015 were R$3,350.6 million, compared to net cash flows generated by operating activities of R$1,117.2 million in the fiscal year ended December 31, 2014. This increase was mainly due to the better results of the Company in all business, as a result of the ALL Acquisition. For the nine-month period to December 31, 2013, cash flows generated from operating activities were R$1,130.3 million.

Cash Flow Used in Investing Activities

Net cash flows used in investing activities were R$1,003.1 million in the fiscal year ended December 31, 2015, compared to R$331.7 million in the fiscal year ended December 31, 2014. This variation was mainly attributable to the acquisition of the property, software and other intangibles additions, in an amount of R$2,012.2 million during the period. For the nine-month period ended December 31, 2013, cash flows used in investing activities were R$504.9 million. See also “—Capital Expenditures.”

Cash Flow from Financing Activities

Net cash flows from financing activities were R$542.6 million in the fiscal year ended December 31, 2015, compared to net cash flows from financing activities of R$635.5 million in the fiscal year ended December 31, 2014. This variation was mainly due to financial instruments, loans and borrowings paid in the period, in an amount of R$5,553.4 million, which R$ 3,205 million paid by Cosan Logistics impacted by the merger of ALL. For the nine-month period ending December 31, 2013, net cash flows from financing activities were R$673.4 million.

Indebtedness

As of December 31, 2015, our outstanding debt totaled R$18,829.7 million of which R$2,775.5 million was short-term debt. Our debt consisted of R$11,863.3 million in local currency-denominated debt and R$6,965.9 million in foreign currency-denominated debt.

Our total debt of R$18,829.7 million at December 31, 2015 increased 121.5% as compared to our total debt of R$8,502.6 million at December 31, 2014, primarily reflecting the ALL Acquisition. Our short-term debt, comprised of our current portion of long-term debt and interest accrued, represented 14.7% of our total indebtedness at December 31, 2015. Our U.S. dollar-denominated debt at December 31, 2015 represented 35.5%, and our British pound sterling-denominated debt represented 1.7% of our total indebtedness. Our secured debt at December 31, 2015 represented 7.99% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment, sugar and ethanol.

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

The Company, its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the fiscal year ended December 31, 2015, the Company, its subsidiaries were in compliance with their debt covenants.

The principal financing activities for the fiscal year ended December 31, 2015 are described below:

•	On September 4, 2015, COMGÁS entered into a loan agreement with BNDES in the amount of R$ 370.6 million, to support part of its investment plan for the years 2015 to 2017;

•	On December 15, 2015, COMGÁS realized its 4th issuance of simple, unsecured, non-convertible debentures. The funds raised in the amount of R$592 million, were intended primarily to finance the expansion plan and support plan, and includes investments in information technology projects in order to give support expansion plan and to the support plane;

•	On April 4, 2015, Rumo Logística realized its first issue of simple unsecured debentures, not convertible into shares. The funds raised on single set in the amount of R$ 1,400 million, were intended to prepay the 8th and 9th issuances of debentures by ALL Holding S.A.; and

•	During 2015, Rumo entered into working capital loans in an amount of R$ 975 million. Part of them are denominated in U.S. dollars (in an aggregate amount equivalent to R$ 467 million) and part in reais (in an aggregate amount of R$ 508 million). Additionally, BNDES disbursed an amount of R$ 818 million, via the FINEM and FINAME financing programs, in order to support the investment/expansion plan.

The table below shows the profile of our debt instruments:

	Interest
Description	Index	Annual interest	December 31, 2015	December 31, 2014	December 31, 2013	Maturity

Loan and borrowings
BNDES	URTJLP	8.75%	2,851.8	13.2	—	Aug-2029
	Fixed	5.50%	1,016.2	307.2	277.3	Feb-2025
	TJ462	9.89%	809.7	834.6	525.6	Oct-2020
	Selic	16.20%	298.3	274.0	159.9	Oct-2020
	TJLP	9.82%	176.9	288.2	526.7	Oct-2018
	Selic	15.75%	5.6	—	—	Sep-2020
	Fixed	4.00%	4.7	3.4	—	Jan-2024
	IPCA	19.25%	4.2	3.5	—	Nov-2021
	URTJLP	10.85%	0.2	457.6	428.9	Jan-2017
EIB	US$ + LIBOR	2.16%	869.0	691.5	633.2	Sep-2021
Foreign loans	LIBOR Sterling	3.95%	312.9	224.0	209.3	Dec-2019
FRN	US$	2.63%	216.1	—	—	Jan-2017
ECN	112% of CDI	15.97%	406.8	—	—	Sep-2019
	109% of CDI	15.51%	304.6	—	—	Oct-2018
	US$	3.40%	126.7	—	—	Jul-2016
	110% of CDI	—	—	—	393.6	—
Perpetual Notes	US$	8.25%	1,976.7	1,344.8	1,186.2	—
Resolution 4131*	US$	3.11%	477.7	29.3	—	Oct-2020
	US$ + LIBOR	2.40%	471.0	466.5	413.5	Mar-2018
	US$ + LIBOR	1.76%	406.3	266.0	—	Nov-2016
Senior Notes Due 2018	Fixed	9.50%	875.4	874.5	873.6	Mar-2018
Senior Notes Due 2023	US$	5.00%	2,009.3	1,352.8	1,086.7	Mar-2023
FINEP**	Fixed	5.00%	137.1	165.0	89.1	Nov-2020
Trade banks	CDI + 3.50% p.a.	18.13%	205.8	—	—	Sep-2016
	CDI + 4.91% p.a.	19.74%	195.6	—	—	Jun-2019
	Fixed	20.98%	3.9	—	—	Jun-2016
Working capital	CDI + 2.50% p.a.	17.00%	388.2	—	—	Dec-2018
	US$ + LIBOR	4.45%	100.1	133.2	262.8	Sep-2021
	CDI + 0.28% p.m.	18.03%	25.0	—	—	Dec-2016
	121.10% of CDI	17.37%	10.1	—	—	Nov-2016
	CDI + 1.43% p.a.	15.80%	—	85.6	—	—
	CDI + 1.20% p.a.	15.50%	—	101.5	—	—
	118% of CDI	16.89%	17.8	7.6	—	Apr-2016
Other		—	—	—	1.1	—

			14,703.7	7,924.0	7,067.5
Debentures
Convertible debentures	URTJLP	8.58%	2.6	—	—	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a	16.48%	1,431.6	—	—	Apr-2018
	CDI + 1.30% p.a.	15.62%	775.2	—	—	Oct-2017
	IPCA	18.79%	594.2	—	—	Dec-2025
	108% of CDI	15.35%	526.3	—	—	Jul-2018
	IPCA	16.53%	484.2	447.4	417.2	Sep-2020
	Fixed	10.10%	161.2	—	—	Oct-2020
	CDI	15.17%	119.8	131.2	164.1	Sep-2019
	% of net revenue	—	30.3	—	—	Jun-2016
	CDI	—	—	—	1,443.9	—

			4,125.4	578.6	2,025.2
Consolidated Debt			18,829.1	8,502.6	9,092.7

Current			2,775.5	1,056.4	1,050.6

Non-current			16,053.6	7,446.2	8,042.1

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions
**	FINEP: Funding Authority for Studies and Projects

Working Capital

As of December 31, 2015, we had a negative working capital of R$87.4 million, compared to R$594.2 million as at December 31, 2014. The difference between the position at December 31, 2015 and December 31, 2014 was primarily attributable to a decrease in current liabilities which was caused by an increase in liabilities assumed in the ALL’s business combination.

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired), expenditures for crop formation and expenditures for purchases of land, were R$2,012.2 million during the fiscal year ended December 31, 2015, compared to R$1,063.4 million during the fiscal year ended December 31, 2014. For the unaudited twelve-month period ended December 31, 2013 capital expenditures were R$1,227.5 million. For the nine-month period ended December 31, 2013 capital expenditures were R$976.1 million.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2015 and 2014, the unaudited twelve-month period ended December 31, 2013 and the nine-month period ended December 31, 2013:

	For Fiscal Year Ended December 31, 2015	For Fiscal Year Ended December 31, 2014	For the Twelve-Month Period Ended December 31, 2013(1)	For the Nine-Month Period Ended December 31, 2013
	(in millions of reais)
Rumo	1,405.5	273.6	255.1	198.0
Radar	1.9	1.1	2.4	0.1
COMGÁS	521.2	661.3	852.2	677.7
Lubricants	43.5	52.2	97.4	81.4
Other business	40.1	75.2	20.4	19.0

Total consolidated capital expenditures	2,012.2	1,063.4	1,227.5	976.1

(1)	Unaudited.

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

As of December 31, 2015, the Company through its subsidiary Rumo, has contractual commitments in 2016 for the improvement of the railway network, to expand the logistics segment through 2016, for an amount of R$1,405.5 million. And, through its subsidiary COMGÁS, the Company has contractual commitments for the acquisition of intangible assets of R$521.2 million for the support and administration of the gas distribution network, as well as administrative and technology costs. We expect to fund such commitments through cash from operations.

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

Acquisition of assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of São Paulo Gas Company—COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2015 and 2014.

Operating Leases

At December 31, 2015, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2015	December 31, 2014
	(in thousands of reais)
Future minimum
Lease payments
Less than one year	22,788	60,688
Between one and five years	24,364	274,310
More than five years	13,528	—

	60,680	334,998

F.	Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) at December 31, 2015:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in millions of reais)
Loans, borrowings and debentures(1)	(29,450.1)	(3,980.9)	(4,384.6)	(11,791.9)	(9,292.7)
Trade payables	(1,965.0)	(1,964.0)	(1.0)	—	—
Other financial liabilities	(236.7)	(236.7)	—	—	—
Tax Amnesty and Refinancing Program—REFIS	(64.5)	(12.8)	(11.9)	(24.0)	(15.8)
Leases	(2,132.5)	(715.5)	(551.2)	(642.6)	(223.1)
Advances on real estate credits	(382.6)	(138.9)	(138.9)	(104.8)	—

Total	(34,231.4)	(7,048.8)	(5,087.6)	(12,563.3)	(9,531.6)

(1)	Include future interests based on the applicable rates at December 31, 2015

Since December 31, 2015, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$875.4 million in senior notes due March 2018;

•	R$2,009.3 million in senior notes due March 2023;

•	R$5,167.5 million in BNDES (finance lease) financing due between 2017 and 2029;

•	R$1,976.7 million in perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$541.2 million in working capital due 2021;

•	R$869 million in the form of a loan from the European Investment Bank (EIB) due 2021;

•	R$1,355.1 million in the form of a Resolution 4,131-type due February 2020;

•	R$4,125.4 million in debentures due between 2016 and 2025;

•	R$838.1 million in export credit notes (ECN) due 2019;

•	R$ 405.3 million in the form of loans from trade banks due between 2016 and 2019; and

•	R$666.2 million in other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Sales Commitments

None.

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

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11—Construction Contracts and IFRIC 13-Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases

IFRS 16-Leases was issued on January 13, 2016. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. For lessees, the lease becomes an on-balance sheet liability that attracts interest, together with a new asset on the other side of the balance sheet. In other words, lessees will appear to become more asset-rich but also more heavily indebted. The new standard takes effect in January 2019.

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

The following table lists the members of our board of directors:

Name	Initial Year of Appointment to Cosan Limited’s Board	Initial Year of Appointment to Cosan S.A.’s Board	Class(1)	Position Held – Cosan Limited	Position Held – Cosan S.A.	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	III	Director	Chairman	1950
Marcelo Eduardo Martins	2009	2009	III	Director	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	I	Director	—	1942
Marcos Marinho Lutz	2007	2015	II	Director	Vice Chairman	1969
Pedro Isamu Mizutani	2007	2000	III	Director	—	1959
Marcelo de Souza Scarcela Portela	2007	2009	II	Director	Director/ General Counsel	1961
José Alexandre Scheinkman(2)	2007	—	I	Director	—	1948
Burkhard Otto Cordes	2008	2005	II	Director	Director	1975
Hélio França Filho(2)	2009	—	III	Director	—	1959
Dan Ioschpe (2)	2015	2014	II	Director	Director	1967
Roberto de Rezende Barbosa	2015	—	II	Director	—	1950

(1)	The terms of the directors expire as follows: Class I Directors at the annual general meeting referred to the fiscal year 2017; Class II Directors at the annual general meeting referred to the fiscal year 2015; and Class III Directors at the annual general meeting referred to the fiscal year 2016.
(2)	Independent director.

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

Marcelo Eduardo Martins. Mr. Martins has been a member of our board of directors and of Cosan S.A.’s board of directors since March 23, 2009. Mr. Martins also holds the position of chief financial officer. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation, majoring in finance.

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

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief executive officer. He has been Cosan S.A.’s chief executive officer since November 2009 and served as chief commercial officer since 2006. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infrastructure and energy at CSN (SID) and a board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007. He has been a member of Cosan S.A.’s board of directors since 2000. He has served as Cosan S.A.’s managing director since 2001, and served as Cosan’s chief operating officer until June 2011. Currently Mr. Mizutani is Raízen’s Vice-President for Institutional Relations. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 20 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as administrative and financial director of the group.

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

Hélio França Filho. Mr. França Filho has been a member of our board of directors since August 2009. He joined Gavea’s Illiquid Strategies Group in April 2007, focusing primarily on the commodities sector. With over 20 years of experience in the commodities sector, Mr. Franca Filho began his career with the Sucres & Denrées group, where he worked from 1984 to 1985 trading coffee, sugar and cocoa. He subsequently joined the Louis Dreyfus group in New York, where he was in charge of the Latin American sugar and ethanol market from 1985 to 1996. From 2000 to 2007, he was director of Brazilian operations for the Noble group, a commodities trading company listed in England and Singapore. Mr. Franca Filho has a degree in economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ).

Dan Ioschpe. Mr. Ioschpe graduated from the Federal University of Rio Grande do Sul with a bachelor’s degree in Business Administration, and also has a postgraduate degree from the Escola Superior de Propaganda e Marketing as well as a Masters’ degree in business administration (MBA) from the Tuck School of Business at Dartmouth College (in the United States). He joined Iochpe-Maxion in 1986, where he held several positions until June 1996, when he left to take the presidency of AGCO in Brazil. He returned to Iochpe-Maxion in January 1998, becoming chief executive officer in the same year. He remained chief executive officer until March 2014, when he became chairman of the board of directors of Iochpe-Maxion.

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

The following table lists our current executive officers:

Name	Initial Year of Appointment			Position Held at			Year of Birth
	Cosan Limited	Cosan S.A.	Cosan Logística S.A.	Cosan Limited	Cosan S.A.	Cosan Logística S.A.
Marcos Marinho Lutz	2007	2009	2014	Chief Executive Officer	Board Member	Chief Executive Officer and Vice-Chairman	1969
Marcelo Eduardo Martins	2009	2009	2014	Chief Financial Officer and Board Member	Board Member	Chief Financial Officer and Board Member	1966
Marcelo de Souza Scarcela Portela	—	2009	2014	General Counsel and Board Member	Legal Vice President and Board Member	Legal Vice President	1961
Paula Kovarsky Rotta	2015	2016	—	Investor Relations Officer	Investor Relations Officer	—	1974

The terms of the executive officers expire as follows: for Cosan Limited officers in March 2017, for Cosan S.A. officers in April 2017 and for Cosan Logística S.A. officers in April 2017.

Cosan Limited’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela and Paula Kovarsky Rotta. Cosan S.A.’s officers are Mario Augusto da Silva, Marcelo de Souza Scarcela Portela, Paula Kovarsky Rotta and Ricardo Mussa. Cosan Logística’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins and Marcelo de Souza Scarcela Portela.

The following is a summary of the business experience of Cosan Limited, Cosan S.A.’s and Cosan Logística’s executive officers who are not Cosan Limited directors. Unless otherwise indicated, the business address of the executive officers is Av. Presidente Juscelino Kubitschek, 1327, 4th floor, São Paulo, SP, Brazil.

Mario Augusto da Silva. Mr. da Silva is Cosan S.A.’s chief executive officer. Mr. da Silva has around 20 years of professional experience and has worked at companies such as PricewaterhouseCoopers, Booz Allen Hamilton and Odebrecht. In the last three years, he served as Chief Financial and Investor Relations Officer of Braskem S.A. He holds a bachelor’s degree in business administration from Universidade de Salvador, and an MBA from Harvard Business School.

Paula Kovarsky Rotta. Mrs. Kovarsky is the investor relations officer of each of Cosan Limited and Cosan S.A. She has a bachelor’s degree in engineering from the Pontifícia Universidade Católica do Rio de Janeiro and a masters of business administration with a specialization in finance from Ibmec. She has approximately 19 years of professional experience and has previously worked for Shell and Itaú BBA.

Ricardo Mussa. Mr. Mussa is the executive officer responsible for lubricants at Cosan. He has a bachelor’s degree in production engineering from the Escola Politécnica da Universidade de São Paulo. He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the agricultural commodities purchasing area. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was also responsible for the purchasing of chemical products in Latin America. He joined Cosan in 2007 and was one of the founders of Radar, and its chief executive officer for five years. In 2014, he took the helm of Cosan’s lubricants business.

Key managers

Name	Initial Year of Appointment to Cosan S.A.	Position Held – Cosan	Year of Birth
Mario Augusto da Silva	2016	Chief Executive Officer	1976
Nelson Roseira Gomes Neto	2015	Chief Executive Officer –COMGÁS	1970
Ricardo Mussa	2014	Lubricants Executive Officer – Cosan S.A.	1975

The following is a summary of the business experience of our key managers.

Mario Augusto da Silva. See “—Executive Officers.”

Nelson Roseira Gomes Neto. Mr. Gomes Neto is COMGÁS’s chief executive officer. He holds a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined Exxon Mobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008 he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, Lubricants Vice President.

Ricardo Mussa. See “—Executive Officers.”

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels. The executive team is comprised of:

Vasco Dias was the chief executive officer of the Joint Venture until March 31, 2016. Vasco joined Shell in 1979 and was formerly the President of Shell Brasil. He occupied positions of increasing responsibility in Brazil and abroad throughout his career and participated, in the Hague, in the team that led the global restructuring of the Shell Group. He returned to Brazil in 1997 to hold the position of CEO of Shell Gas and, as of 2005, Retail Vice President for Latin America and Country Chair of Shell in Brazil.

Luis Henrique Guimarães became chief executive officer of the Joint Venture on April 1, 2016. He was formerly the chief executive officer of COMGÁS, and after that the Fuels Operational Officer and responsible for the Joint Venture’s Downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). In 2007, he became Shell’s Chief Marketing Officer for Lubricants in North America, based in Houston.

Guilherme José de Vasconcelos Cerqueira is the chief financial officer and officer for investor relations of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014 which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$ 675 million. He has a bachelor’s degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro. He also holds an MBA from COPPEAD.

Pedro Mizutani is the Vice President of External Affairs at Raízen. He was the Sugar, Ethanol and Energy Operational Officer from 2011 to 2015 and was previously chief executive officer of Cosan S.A. Açúcar e Álcool. He maintains his responsibilities on sugar and ethanol production and cogeneration in the Joint Venture, with ultimate responsibility for the Sugar and Ethanol division. Mr. Mizutani has 28 years of experience in the sugar and energy sector and started his professional career at Cosan in the 1980s, having taken positions of increasing responsibility up to his current one. He is a member of the Board of Directors of UNICA and a professor at Fundação Getúlio Vargas’s post-graduation course.

João Alberto Abreu became Vice-President of Ethanol, Sugar and Bioenergy at Raízen Energia. He has a bachelor’s degree in production/mechanics engineer from Pontifícia Universidade Católica in Rio de Janeiro and a MBA from Fundação Dom Cabral. He also took extensive courses in business at the University of Pennsylvania. Mr. Abreu worked for 18 years at Shell in England and Argentina, and in positions such as General Manager of Network in Latin America and General Manager of Sales and Operations in Brazil. He was Executive Director and member of the board of directors at Petróleo Sabbá, an affiliate of Raízen which operates in northern Brazil, and is currently a member of the board of directors of Iogen Energy. In 2012 Mr. Abreu became Bioenergy Director and Chief Technology Officer. He was responsible for the increase of 40% at the EBITDA of the department and for the development and implementation of the first integrated cellulosic ethanol plant worldwide, a US$ 110 million project. In 2014, he became Agroindustrial executive director at Raízen.

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

José Leonardo Martin de Pontes is the Executive Officer for fuels distribution at Raízen Combustíveis. Prior to holding this position, he was the executive Director for Logistics, responsible for all the fuels operations in Brazil and global ethanol and sugar operations. From 2011 to 2013 he had occupied the B2C and B2B commercial direction. Mr. Pontes has a bachelor’s degree in Business Administration with an emphasis on Finance by Rio de Janeiro State University and post graduate degrees in Strategy, Negotiation and Leadership from the universities of Cranfield, Harvard and INSEAD, respectively. Mr. Pontes has 17 years of experience in the fuels and energy markets. At Shell Group, he worked for 13 years in Brazil and Europe in several positions, including positions relating to global fuels pricing strategy, commercial and business development and strategic planning. In 2009 led the retail strategy and business development general management for Latin America.

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

Committees of the Board of Directors

Audit Committee

The members of our audit committee are Messrs. José Alexandre Scheinkman (chairman), Mailson Ferreira da Nóbrega, and Helio França Filho. Our board of directors has determined that José Alexandre Scheinkman (chairman), Mailson Ferreira da Nóbrega, and Helio França Filho meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “—C. Summary of Significant Differences of Corporate Governance Practices—Audit Committee.”

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers during the fiscal year ended December 31, 2015, was R$92.6 million, in the fiscal year ended December 31, 2014 was R$79.4 million, in the transition period December 31, 2013 was R$39.0 million. The compensation to be paid to directors and executive officers of Cosan S.A. and its subsidiaries who also act as directors or executive officers of our company will be in addition to compensation paid to them by our Company.

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

See “—E. Share Ownership—Equity-Based Compensation Plans” for information on the equity-based compensation plans in place at Cosan Limited and Cosan S.A.

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

As of December 31, 2015, we had 13,102 employees (excluding Raízen personnel). The following table sets forth the number of our total employees by segment for the dates indicated:

	December 31, 2015 (excluding Raízen personnel)	December 31, 2014 (including Raízen personnel)	December 31, 2013 (including Raízen personnel)	March 31, 2013 (including Raízen personnel)
Agricultural	—	13,950	15,236	18,208
Industrial	8,025	9,895	9,446	9,719
Administrative	3,045	5,648	4,850	5,387
Port	2,032	876	965	913

Total	13,102	30,369	30,497	34,227

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

Our total annual payroll was R$761.7 million (excluding Raízen personnel) as of December 31, 2015, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E.	Share Ownership

As of December 31, 2015, the following members of the board of directors owned Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A –Common Shares	Cosan Limited Class B –Common Shares
Rubens Ometto Silveira Mello*	Chairman	7,307,361	96,332,044
Pedro Mizutani	Board Member	10,000	—
Burkhard Otto Cordes	Board Member	5,000	—

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

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

Cosan S.A. Indústria e Comércio

At the shareholder’s meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s officers and employees were approved. These guidelines authorize the issuance of shares accounting for up to 5% of Cosan S.A.’s total capital. This stock option plan was established to attract and retain officers and key employees, offering them the opportunity to become shareholders in Cosan S.A. On August 18, 2011, Cosan S.A.’s board of directors approved a total stock option grant of up to 12,000,000 common shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of Cosan S.A.’s share capital at that time. On August 18, 2011, 9,825,000 options related the shared based compensation were granted.

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

On May 21, 2013, the board of directors of Cosan S.A. approved the second program of Stock Option Purchase or Subscription of Shares—Calendar Year 2013. As part of this approval, the board of directors of Cosan S.A. determined that the beneficiaries may purchase or subscribe common shares of the Cosan S.A., with grants of up to 1 million shares, which options may be exercised after at least five years from the approval at a price of R$45.22 per share (such price to be adjusted pursuant to Amplified Consumer Price Index (“IPCA”) until the date of the subscription or purchase).

On August 17, 2014, the board of directors of Cosan S.A. approved the third program of Stock Option Purchase or Subscription of Shares—Calendar Year 2014. As part of this approval, the board of directors of Cosan S.A. determined that the beneficiaries may purchase or subscribe common shares of Cosan S.A., with grants of up to 320 thousand shares, which options may be exercised after at least five years from the approval at a price of R$39.02 per share (such price to be adjusted pursuant to IPCA index until the date of the subscription or purchase).

On August 31, 2015, a total of 759,000 options to purchase or subscribe common shares of Cosan S.A. were granted following a decision to that effect by the board of directors of Cosan S.A. The weighted average strike price of such outstanding options is R$19.96 per share (such price to be adjusted monthly pursuant to IPCA index until the date of the subscription or purchase). The options may be exercised after at least five years from the approval date.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Cosan Limited

As of the date of this annual report our authorized share capital is US$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value US$0.01 per share, 96,332,044 class B series 1 common shares, par value US$0.01 per share and 174,355,34 class A common shares, par value US$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 38.3% of our issued and outstanding share capital, and 85.3% of our voting power by virtue of his control of 100% of our class B series 1 common shares and 4.2% of our class A common shares. No class B series 2 common shares are currently issued and outstanding. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

	Class A common shares	%	Class B common shares	%	Total Number of Shares	%
Shareholders
Queluz Holdings Limited	5,241,111	3.01	66,321,766	68.85	71,562,877	26.44
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15	30,010,278	11.09
Gávea Investimentos Ltda.(1)	21,167,463	12.14	—	—	21,167,463	7.82
Skagen AS	16,120,419	9.25	—	—	16,120,419	5.96
MSOR Participações S.A.	1,811,250	1.04	—	—	1,811,250	0.67
Other	124,018,596	71.13	—	—	124,018,596	45.82

Total shares outstanding	168,358,839	96.56	96,332,044	100.00	264,690,883	97.78

Treasury shares	5,996,502	3.44	—	—	5,996,502	2.22
Total	174,355,341	100.00	96,332,044	100.00	270,687,385	100.0

(1)	Based on information filed by Gávea Investimentos Ltda, GIF Venus, Ltd. and Armino Fraga Neto.

The total number of BDRs held by Brazilian investors at December 31, 2015, was 14,269,119.

Controlling Group: Queluz Holdings Limited, Usina Costa Pinto S.A., MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool

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

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Item 10. Additional Information—B. Memorandum and By-Laws.”

Cosan S.A.

As of December 31, 2015, we owned 62.30% of Cosan S.A.’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our Chairman, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

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

RADAR

In August 2008, Cosan entered into a shareholders’ agreement with TIAA—CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds approximately 37.7% of RADAR’s capital, with the remaining 62.3% being divided among other investors part of TIAA—CREF group. According to the shareholders’ agreement, COSAN retains the majority of votes on RADAR’s Board of Directors, thereby retaining control of the company. In addition, COSAN has a 10-year option to subscribe 20% of RADAR’s capital stock for the same amount as the initial capitalization.

CTC

In January 2013, Cosan entered into an agreement to sell its ownership stake in CTC to Raízen Energia S.A. for the amount of R$51.1 million, paid in a single installment upon the delivery of 73,102 common shares representing 11.523% of CTC’s equity.

Tellus

On July 1, 2011 Cosan entered into a shareholders’ agreement with TIAA—CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A.

Comma

On July, 3, 2012 Cosan entered into the European lubricants and specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited. The value of the transaction, after all adjustments, was less than US$100 million. Comma continued to operate in the ordinary course under the Comma brand, manufacturing and selling Comma-branded and private label products following the change in control, in order to facilitate Cosan’s entry into the European lubricants market.

COMGÁS

On November, 5, 2012 Cosan concluded the acquisition of 60.05% of COMGÁS from BG Group for R$3.4 billion. On December 31, 2015 Cosan held 61.33% of COMGÁS’s shares. Shell is part of the ownership group, holding 17.59% of COMGÁS’s shares, with 22.43% of COMGÁS held publicly.

ALL

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.

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

COMGÁS Companhia de Gás de São Paulo—Shareholders Agreement

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

Cosan Limited – Shareholders’ Agreement

Aguassanta and Costa Pinto, our indirect controlling shareholders, entered into a shareholders’ agreement dated June 15, 2007, pursuant to which they undertake to vote jointly with respect to any matter related to us and our subsidiaries. Aguassanta and Costa Pinto have agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The vote of the indirect shareholder that owns a greater equity stake in our Company shall prevail.

Radar Propriedades Agrícolas S.A. – Shareholders’ Agreement

Mansilla Participações Ltda, Teachers Insurance and Annuity Association of America, Cosan S.A. Indústria e Comércio and Radar II Propriedades Agrícolas entered into this shareholders’ agreement on August 27, 2008. This shareholders’ agreement consolidates Radar’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. Subject to certain exceptions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Cosan S.A. Indústria e Comércio – Shareholders’ Agreement

Shareholders Agreement of Cosan S.A. Indústria e Comércio, executed by and among Cosan Limited and Rezende Barbosa S.A. Administração e Participações, on September 06, 2009, partially succeed by Messers. Roberto de Rezende Barbosa, Renato Eugênio de Rezende Barbosa, and José Eugenio de Rezende Barbosa Sobrinho, on December 31, 2011. This shareholders agreement consolidates the resolutions of Cosan’s shareholders about the appointment of the members of the Board of Directors and the transfer of shares. The shareholders also agreed to exercise their voting rights in the general meetings of the company without the possibility of veto rights.

Rumo Logística Operadora Multimodal S.A.—Shareholders’ Agreement

Novo Rumo Logística S.A. (which has since been merged into Rumo), Cosan Logística S.A., Cosan S.A. Indústria e Comércio, Cosan Limited, GIF Rumo Fundo de Investimentos em Participações and TPG VI Fundo de Investimento em Participações entered into this shareholders’ agreement on June 30, 2011, and amended it on September 5, 2014. The shareholders’ agreement consolidates the resolutions of Rumo’s shareholders about share control and the appointment of the members of the board of directors. The shareholders also undertake to vote in the general meetings of the company as a controlling group.

Cosan S.A. Indústria e Comércio, Cosan Limited and BNDES Participações – BNDESPAR entered into a separate shareholders’ agreement on April 30, 2014. This shareholders’ agreement consolidates the shareholder’s resolutions about transfer of shares, preemption rights, tag along and appointment of members of the board of directors. In the terms of this agreement, the entirety of Rumo’s shares has the same voting rights.

Tellus Brasil Participações S.A.—Shareholders Agreement

Shareholders Agreement of Tellus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Nova Gaia Brasil Participações Ltda., Terraviva Brasil Participações S.A. , Radar Propriedades Agrícolas S.A., and Cosan S.A. Indústria e Comércio on July 1, 2011. This Shareholders Agreement consolidates Tellus’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Radar II Propriedades Agrícolas S.A.—Shareholders Agreement

Shareholders Agreement of Radar II Propriedades Agrícolas S.A., executed by and among Mansilla Participações Ltda, Teachers Insurance and Annuity Association of America, a New York Corporation and Cosan S.A. Indústria e Comércio on September 28, 2012. This Shareholders Agreement consolidates Radar II’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by the shareholders representing the majority of the voting shares.

Janus Brasil Participações S.A.—Shareholders Agreement

Shareholders Agreement of Janus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Helios Brasil Participações Ltda., Iris Brasil Participações S.A., Radar Propriedades Agrícolas S.A. and Cosan S.A. Indústria e Comércio on September 23, 2014. This Shareholders Agreement consolidates Janus’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

B.	Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 13 to our consolidated financial statements attached hereto.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of R$96 million (US$50 million) by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and R$288.1 (US$150 million) by the funds managed by Gávea Investimentos Ltda., at R$8.6 (US$4.50) per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result and following the date of the acquisition, Mr. Rubens Ometto Silveira Mello holds 38.3% of the Company’s total capital and 85.3% of its voting capital.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 13 to our financial statements included elsewhere in this annual report.

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

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$1,193.9 million as of December 31, 2015. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax. We recorded provisions of R$441.7 million for tax proceedings as of December 31, 2015. The principal tax proceedings are described below.

During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits have been made in connection with these proceedings. The provision for these proceedings was R$255.0 million as of December 31, 2015.

A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption,” therefore, not eligible for compensation; (b) assessment, as sole obligor, for disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership signed between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool. No judicial deposits have been made in connection with these proceedings. The provision for ICMS credits was R$79.4 million as of December 31, 2015.

Civil, regulatory, environmental and other claims. Cosan and its subsidiaries are parties to a number of civil legal claims related to (1) indemnity for material and moral damages; (2) public civil claims related to sugarcane stubble burning; (3) environmental matters; and (4) other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2015 amounted to R$284.3 million.

Labor claims. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of overtime, night shift premium and risk premium, recognition of employment relationships, reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2015 amounted to R$467.9 million.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If any of these legal proceedings is decided adversely against us, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings relating to possible losses as of December 31, 2015 amounted to R$12,537.8 million of which R$8,556.5 million, R$3,020.9 million and R$960.4 million were related to tax, civil and labor claims respectively.

Other Proceedings

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$680.2 million as of December 31, 2015.

In 2009, the Brazilian Government created a tax amnesty and refinancing program, permitting taxpayers to settle their federal tax debts under previous refinancing programs, and other federal taxes subject to court disputes, with discounts on penalties and interest, and pay the balance in installments (“REFIS”). In 2014, the Company opted to pay a significant portion of the debts owed by it under Law 11,941 of 2009, through a payment of R$120.2 million, for which the Company obtained an amnesty in the payment of interest-based penalties in an amount of R$36.4 million which was recognized as gain on settlement of REFIS.

Dividends and Dividend Policy

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy is similar to the current dividend policy of our principal subsidiaries, Cosan S.A. and Cosan Logística. Brazilian corporate law requires that the by-laws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders as either dividends or interest attributable to shareholders’ equity. We intend to pay cash dividends representing on an annual basis 25% of our annual consolidated net income, to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law.

Our board of directors may, in its discretion, amend or repeal our dividend policy. You may not receive the level of dividends provided for in the dividend policy or any dividends at all due to a number of factors, such as:

•	we are a holding company, and therefore, our ability to pay dividends will depend on our ability to receive distributions from our subsidiaries;

•	our subsidiaries may become subject to covenants restricting their ability to distribute dividends under credit facilities, term loans or other indebtedness;

•	any imposition of restrictions on conversions and remittances by the Brazilian government could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends of our Brazilian subsidiaries;

•	our shareholders have no contractual or other legal rights to dividends pursuant to Bermuda law; and

•	we may not have sufficient cash to pay dividends due to changes in our operating earnings, working capital requirements and anticipated cash needs.

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

Cosan S.A. Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporate Law. Under our by-laws, a minimum of 25.0% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporate Law and our by-laws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

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

Cosan Logística’s Dividend Policy

Cosan Logística’s dividend policy is the same as of Cosan S.A.

Joint Venture’s Dividend Policy

The shareholders’ agreement between Cosan S.A. and Shell also establish the dividend policy of the Joint Venture. The dividend policy states that the Joint Venture seeks to maximize the amount of profits to be distributed to its shareholders in a manner consistent with its leverage ratio objectives and capital investment requirements. The supervisory boards must propose, and the shareholders approve, an allocation of the net profit of the Joint Venture in accordance with the shareholders’ agreements. The shareholders’ agreements provide that net profit is subject to the following allocation order:

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

On May 26, 2015, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. and Cosan Logistica S.A. on May 26, 2015. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling US$29,648,408.93 corresponding to US$ 0.11201145 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

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

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE (US$ per common share)
	High	Low
Fiscal Year Ended March 31, 2011	14.57	7.95
Fiscal Year Ended March 31, 2012	15.11	9.08
Fiscal Year Ended March 31, 2013	21.31	11.29
Nine Months Ended December 31, 2013	20.95	13.20
Fiscal Year Ended December 31, 2014	14.65	6.17
Fiscal Year Ended December 31, 2015	8.06	2.75

Fiscal Quarter
First Fiscal Quarter 2013	15.23	11.29
Second Fiscal Quarter 2013	15.86	12.27
Third Fiscal Quarter 2013	17.31	15.42
Fourth Fiscal Quarter 2013	21.31	17.53
Three-month period ended June 30, 2013	20.95	15.34
Three-month period ended September 30, 2013	16.76	13.20
Three-month period ended December 31, 2013	16.13	13.46
First Fiscal Quarter 2014	13.72	10.45
Second Fiscal Quarter 2014	14.27	11.53
Third Fiscal Quarter 2014	14.66	10.76
Fourth Fiscal Quarter 2014	11.70	6.18
First Fiscal Quarter 2015	8.06	6.22
Second Fiscal Quarter 2015	7.70	6.01
Third Fiscal Quarter 2015	6.12	2.75
Fourth Fiscal Quarter 2015	4.07	2.90

Month
October 2015	2.90	3.80
November 2015	3.57	3.98
December 2015	3.33	4.07
January 2016	3.69	2.60
February 2016	3.56	2.66
March 2016	4.92	3.62
April 2016 (through April 26, 2016)	5.37	4.55

Source:	Bloomberg

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT33	BM&FBOVESPA (reais per BDR)
	High	Low
Fiscal Year Ended March 31, 2011	24.15	14.89
Fiscal Year Ended March 31, 2012	27.90	15.70
Fiscal Year Ended March 31, 2013	42.40	22.99
Nine-month Period Ended December 31, 2013	43.00	31.22
Fiscal Year Ended December 31, 2014	33.00	17.08
Fiscal Year Ended December 31, 2015	23.44	11.30

Fiscal Quarter
First Fiscal Quarter 2013	27.45	22.99
Second Fiscal Quarter 2013	32.50	24.80
Third Fiscal Quarter 2013	36.00	31.70
Fourth Fiscal Quarter 2013	42.40	35.89
Three-month period Ended June 30, 2013	43.00	34.69
Three-month period Ended September 2013	37.50	31.22
Three-month period Ended December 31, 2013	36.00	32.00
First Fiscal Quarter 2014	33.00	24.31
Second Fiscal Quarter 2014	28.20	17.08
Third Fiscal Quarter 2014	32.77	26.45
Fourth Fiscal Quarter 2014	28.20	17.08
First Fiscal Quarter 2015	22.33	17.45
Second Fiscal Quarter 2015	23.44	18.50
Third Fiscal Quarter 2015	18.77	11.30
Fourth Fiscal Quarter 2015	15.60	11.70

Month
October 2015	14.40	11.70
November 2015	14.76	13.49
December 2015	15.60	13.30
January 2016	10.80	14.29
February 2016	9.90	14.25
March 2016	17.84	14.39
April 2016 (through April 26, 2016)	19.10	16.74

Source:	Bloomberg

On April 26, 2016, the reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were US$5.36 and R$18.75 per class A common share and BDR representing our class A common shares, respectively.

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

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by 66-2/3% of our board of directors based on the medical determination of two internationally recognized certified physicians that he is permanently mentally incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our by-laws:

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

Transfer of Shares

Our board of directors may, in its discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to register the transfer of a share unless the instrument of transfer for such share is duly stamped (if required by law), is in respect of one class of shares, is in favor of less than five persons jointly and is accompanied by the relevant share certificate (if one has been issued) and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Any transfer of beneficial ownership of class B series 1 common shares or class B series 2 common shares not registered with the company will be null and void. For a period of three years following our initial public offering (August 16, 2007), holders of our class B series 2 common shares may not transfer less than all of the class B series 2 common shares that they own. Subject to these restrictions as are more fully set out in our by-laws a holder of shares in the company may transfer the title to all or any of such holder’s shares in the company by completing a form of transfer in such form as our board of directors may reasonably approve. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share, our board of directors may accept the instrument signed only by the transferor. The board may also accept mechanically executed transfers.

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

Any shareholder wishing to propose for election as a director a person who is not an existing director must give notice to the company of the intention to propose that person for election. The notice must be given not later than 90 days before the first anniversary of the last annual general meeting, or ten days after the notice of the general meeting, at which the directors will be elected, whichever is earlier.

Our by-laws provide that a director may be removed with or without cause by a majority of the other directors then in office. Our by-laws also provide that a director may be removed for cause by the affirmative vote of the holders of a majority of the shareholder votes cast at a general meeting at which a quorum is present, provided that notice is given to the director of the shareholders general meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of the holders of a majority of the aggregate voting power of the shares of the Company which carry the right to vote on all matters submitted to shareholders, provided that notice is given to the director of the general meeting convened to remove the director, which notice must contain a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. As long as a director has made a written request deposited at the registered office of the Company pursuant to the Companies Act 1981, a director is entitled to attend the general meeting and be heard at any general meeting called for his removal.

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

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the Brazilian stock exchanges and organized over-the-counter markets involving securities listed for trading in such markets.

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

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or electing trader in securities;

•	holding our common shares as part of a “straddle,” integrated transaction or similar transaction;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity; or

•	a person that owns or is deemed to own ten percent or more of our voting stock;

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

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Please consult your tax adviser concerning the U.S. federal, state and local and non-U.S. tax consequences of owning and disposing of our common shares in your particular circumstances.

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

This discussion generally assumes that we are not, and will not become, a passive foreign investment company, as described below.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2015. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our common shares.

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

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661—2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our class A common shares are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The company, its subsidiaries and jointly-controlled entities are exposed to market risks, chief of which are: (1) credit risk; (2) liquidity risk; (3) commodities risk; (4) interest rate risk; and (5) foreign currency exchange rate risk. In order to manage its market risks, the Company has adopted policies and procedures which establish limits and monitor risk exposure, counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

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

Credit Risk

Credit risk is managed through specific rules concerning client acceptance which require credit rating checks and limits for customer exposure, applicable to all subsidiaries and jointly-controlled entities. In Raízen Energia, it is generally required a letter of credit from a reputable bank, for most of our sugar export sales. We do not believe that we are subject to any material credit risk and we do not anticipate any material credit-related losses. Management believes that any credit risk is covered by the allowance for doubtful accounts recorded in our statement of financial position.

Liquidity Risk

Liquidity risk arises where we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Please see note 1 to our audited consolidated financial statements for measures on which our management has been working to enable us to honor our commitments.

We have entered into an agreement with financial institutions that allows certain of our suppliers to anticipate payment of their receivables against us. Such operations are also known in the market as confirming or forfeiting. As of December 31, 2015, the consolidated balance anticipated by our suppliers with financial institutions was R$236,697 thousand. All these operations were with Banco Itaú at an average interest rate of 15.96%. The average term of these operations, which are recorded at their present values at the interest rate previously mentioned, is three months.

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

Based on the sugar sales volumes in the fiscal year ended December 31, 2015, a hypothetical 10% decrease or increase in unhedged prices would reduce or raise our sugar net sales (as applicable).

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

As of December 31, 2015, Raízen had entered into hedging agreements with respect to 3,051 thousand tons of VHP sugar (Futures sold less Futures bought) at an average fixed price of US$14.2 per tonne.

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2015. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk—Commodities Derivatives Opened as at December 31, 2015

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional		Notional	Fair value
					(unit)		(R$ thousand)
Future	Sold	NYSE LIFFE	Sugar#5	Apr/15	3,750 t		3,993	5
Future	Sold	NYSE LIFFE	Sugar#5	Jul/15	5,850 t		6,220	(18)
Future	Sold	NYSE LIFFE	Sugar#5	Sep/15	7,800 t		8,672	(44)
Future	Sold	NYSE LIFFE	Sugar#5	Nov/15	2,850 t		3,235	(17)
Future	Sold	ICE	Sugar#11	Feb/15	1,372,376 t		1,387,615	222,268
Future	Sold	ICE	Sugar#11	Apr/15	231,202 t		220,244	18,242
Future	Sold	ICE	Sugar#11	Jun/15	338,344 t		333,224	31,074
Future	Sold	ICE	Sugar#11	Sep/15	464,131 t		474,378	48,481
Future	Sold	ICE	Sugar#11	Feb/16	111,105 t		114,146	9,952
Future	Sold	ICE	Sugar#11	Jun/16	7,264 t		7,861	867
Future	Sold	ICE	Sugar#11	Sep/16	5,944 t		6,504	716

Sub-total of sugar future sold					2,550,616 t		2,566,092	331,526

Future	Purchased	ICE	Sugar#11	Feb/15	(1,153,316	) t	(1,122,075)	(141,434)
Future	Purchased	ICE	Sugar#11	Apr/15	(152,255	) t	(146,412)	(13,387)
Future	Purchased	ICE	Sugar#11	Jun/15	(23,928	) t	(22,678)	(1,309)
Future	Purchased	ICE	Sugar#11	Sep/15	(21,642	) t	(20,623)	(764)
Future	Purchased	ICE	Sugar#11	Feb/16	(9,144	) t	(9,204)	(411)

Sub-total of sugar future purchased					(1,360,285	) t	(1,320,992)	(157,305)

Sub-total of sugar					1,190,331 t		1,245,100	174,221

Future	Sold	BM&FBovespa	Ethanol	Dec/14	11,520 m³		13,995	41
Future	Sold	BM&FBovespa	Ethanol	Jan/15	3,000 m³		4,020	15
Future	Sold	BM&FBovespa	Ethanol	Mar/15	12,300 m³		15,164	(61)
Future	Sold	NYMEX	Ethanol	Jan/15	2,520 m³		10,874	407
Future	Sold	NYMEX	Ethanol	Feb/15	2,520 m³		10,874	641
Future	Sold	NYMEX	Ethanol	Mar/15	2,520 m³		10,874	596
Future	Sold	NYMEX	Ethanol	Apr/15	2,940 m³		13,014	968
Future	Sold	NYMEX	Ethanol	May/15	2,940 m³		13,014	933
Future	Sold	NYMEX	Ethanol	Jun/15	2,940 m³		13,014	900
Future	Sold	CHGOETHNL	Ethanol	Jan/15	116,480 m³		132,562	5,564
Future	Sold	CHGOETHNL	Ethanol	Feb/15	50,400 m³		55,818	2,093
Future	Sold	CHGOETHNL	Ethanol	Mar/15	44,000 m³		48,074	963
Future	Sold	CHGOETHNL	Ethanol	Apr/15	45,600 m³		54,484	5,440
Future	Sold	CHGOETHNL	Ethanol	May/15	41,600 m³		50,046	5,177
Future	Sold	CHGOETHNL	Ethanol	Jun/15	41,600 m³		50,046	5,055
Future	Sold	EURTHNL T2	Ethanol	Jan/15	2,000 m³		2,944	(16)

Sub-total of ethanol future sold					384,880 m³		498,817	28,716

Future	Purchased	BM&FBovespa	Ethanol	Dec/14	(17,460 m³	)	(21,690)	(61)
Future	Purchased	BM&FBovespa	Ethanol	Jan/15	(18,240 m³	)	(22,913)	(91)
Future	Purchased	BM&FBovespa	Ethanol	Mar/15	(15,000 m³	)	(19,022)	75
Future	Purchased	NYMEX	Ethanol	Jan/15	(2,940 m³	)	(13,044)	(833)
Future	Purchased	NYMEX	Ethanol	Feb/15	(2,940 m³	)	(13,044)	(1,105)
Future	Purchased	NYMEX	Ethanol	Mar/15	(2,940 m³	)	(13,044)	(1,052)
Future	Purchased	NYMEX	Ethanol	Apr/15	(1,260 m³	)	(5,586)	(424)
Future	Purchased	NYMEX	Ethanol	May/15	(1,260 m³	)	(5,586)	(409)
Future	Purchased	NYMEX	Ethanol	Jun/15	(1,260 m³	)	(5,587)	(395)
Future	Purchased	CHGOETHNL	Ethanol	Jan/15	(156,640 m³	)	(190,687)	(19,903)
Future	Purchased	CHGOETHNL	Ethanol	Feb/15	(85,600 m³	)	(104,359)	(13,112)
Future	Purchased	CHGOETHNL	Ethanol	Mar/15	(61,600 m³	)	(72,340)	(8,385)
Future	Purchased	CHGOETHNL	Ethanol	Apr/15	(57,600 m³	)	(63,392)	(1,443)
Future	Purchased	CHGOETHNL	Ethanol	May/15	(53,600 m³	)	(59,045)	(1,234)
Future	Purchased	CHGOETHNL	Ethanol	Jun/15	(53,600 m³	)	(59,020)	(1,047)
Future	Purchased	EURTHNL T2	Ethanol	Jan/15	(3,000 m³	)	(4,221)	200

Sub-total of ethanol future purchased					(534,940m³	)	(672,580)	(49,219)

Physical fixed	Sold	CHGOETHNL	Ethanol	Jan15-Oct/15	275,684 m³		427,928	30,621

Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan15-Oct/15	(250,578 m³	)	(338,805)	2,461

Sub-total of physical fixed					25,106 m³		89,123	33,082

Sub-total of ethanol					(124,954) m³		(84,640)	12,579

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

As of December 31, 2015, 9%, or R$1,688.1 million (51.6%, or R$4,394.2 million as of December 31, 2014) of our consolidated total debt outstanding was fixed rate debt.

The majority of Cosan’s debt, except the jointly-controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. However, we have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2015, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$168.8 per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2015.

Foreign Currency Exchange Rate Risk

The foreign exchange variations to which we are exposed are mainly related to perpetual bond issuances amounting to US$500 million and the 2023 bonds issued by Cosan S.A. We use derivatives to hedge the cash flows for payment of interest on this debt against a possible appreciation of U.S. dollar against the real. In addition, basic oil imports for the lubricants business are also exposed to foreign exchange variations, hedged by derivatives on a case-by-case basis.

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

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

At December 31, 2015, we had outstanding currency derivatives fair valued at R$311.9 million (R$556.0 million in the fiscal year ended December 31, 2014) which were represented by forward, future, swap and put option contracts as disclosed in note 34 of our consolidated financial statements.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the U.S. dollar would increase our export sales by approximately R$5.2 million per year, based on the level of our total export sales for the fiscal year ended December 31, 2015, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

U.S. dollar financial instruments outstanding at December 31, 2015:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
	(in thousands of reais)
Denominated debt	6,653,005	6,653,005	665,301
Denominated receivables	(18,227)	(18,227)	(1,823)
Denominated derivative financial instruments (net)	311,858	311,858	31,186
- Exchange lock commitments	311,858	311,858	31,186

Net potential impact Cosan	6,946,636	6,946,636	694,664

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

As of December 31, 2015, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013. Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2015.

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

We completed the ALL Acquisition on April 1, 2015. Pursuant to COSO 2013, management has excluded ALL from the scope of its analysis of internal control over financial reporting as of December 31, 2015. ALL had total assets of R$18,664.4 million and total net revenue of R$3,327.2 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2015.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2015, has been audited by KPMG Auditores Independentes (“KPMG”), an independent registered public accounting firm, whose attestation report on such matter appears on page F-3.

(d)	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. José Alexandre Scheinkman (chairman), Mailson Ferreira da Nóbrega, and Helio França Filho.

These members are independent, and our board of directors has determined that both José Alexandre Scheinkman and Mailson Ferreira da Nóbrega are “Audit Committee Financial Experts” in accordance with SEC rules and regulations.

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

The following table describes the total amount billed to us by KPMG for services performed during the fiscal year ended December 31, 2015 and total amount billed to us by PricewaterhouseCoopers Auditores Independentes (“PwC”) during the fiscal year ended December 31, 2014:

	At December 31, 2015	At December 31, 2014
	(in thousands of reais)
Audit fees	3,903.3	3,541
Audit related fees	1,532.4	262
All other fees	1,191.2	—

Total consolidated audit fees	6,626.9	3,803

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Other Fees

Other fees refer to other assurance services regarding the review of comfort letters in connection with our bond issuances.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountants that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19.	Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

1.2	By-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

2.1	Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007).

2.2	Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., (now CLE) The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2009).

2.3	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).

2.4	Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2013).

2.5	Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent, Registrar and Calculation Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2013).

4.1	Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007).

4.2	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.3

Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).

4.4	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).

4.5	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).

4.6	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011(incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).

4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011(incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).

4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).

4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).

4.12	Share Purchase Agreement for the acquisition of COMGÁS dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3	Financial Statements for the fiscal years ended March 31, 2015, 2014 and 2013 of Raízen Energia and Raízen Combustíveis .**

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Since the fiscal year of these companies differ to those of Cosan Limited, the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN LIMITED

By:	/S/ MARCELO EDUARDO MARTINS
Name:	Marcelo Eduardo Martins
Title:	Chief Financial Officer

Date: April 28, 2016

Cosan Limited

Consolidated financial statements as at

December 31, 2015 and report of independent

registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2015

Management’s Annual Report on Internal Control over Financial Reportin g

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control- Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2015, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

The Management’s Annual Report on Internal Control over Financial Reporting has excluded the América Latina Logística S.A. (“ALL”) from its assessment of internal control over financial reporting as of December 31, 2015, because they were acquired by the Company in business combinations during fiscal year 2015 (see note 5 to the consolidated financial statements). The total assets of the ALL businesses acquired by Cosan Limited represents R$18,664.4 million and total revenue represents R$3,327.2 million of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

São Paulo, Brazil

/s/ Marcos Marinho Lutz	/s/ Marcelo Eduardo Martins
Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Cosan Limited:

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries (the “Company”) as of December 31, 2015 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2015. We also have audited Cosan Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cosan Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management´s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cosan Limited and subsidiaries as of December 31, 2015 and the results of their operations and their cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Cosan Limited acquired América Latina Logística S.A. (“ALL”) during 2015, and management excluded from its assessment of the effectiveness of Cosan Limited’s internal control over financial reporting as of December 31, 2015, ALL’s internal control over financial reporting associated with total assets of R$18,664,429 thousand and total net revenues of R$3,327,246 thousand included in the consolidated financial statements of Cosan Limited and subsidiaries as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of Cosan Limited also excluded an evaluation of the internal control over financial reporting of ALL.

KPMG Auditores Independentes

São Paulo, SP, Brazil

March 9, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Cosan Limited

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2014 and the related consolidated statements of profit or loss and other comprehensive income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2014 and nine-month period ended December 31, 2013 present fairly, in all material respects, the financial position of Cosan Limited and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 and nine month-period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Campinas, Brazil

March 18, 2015

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

		December 31, 2015	December 31, 2014
	Note
Assets
Cash and cash equivalents	7	3,505,824	1,649,340
Restricted cash		57,290	—
Investment securities	8	749,698	149,735
Trade receivables	9	904,245	865,109
Derivative financial instruments	34	138,105	30,069
Inventories	10	656,901	353,720
Receivables from related parties	13	75,229	38,357
Income tax receivable		135,050	94,100
Other current tax receivable	11	311,892	78,818
Other trade receivables	12	—	69,683
Dividends receivable		12,064	36,130
Assets held for sale	16	149,938	25,089
Other current assets		138,995	174,957

Total current assets		6,835,231	3,565,107

Trade receivables	9	60,733	480,992
Restricted cash		200,893	—
Deferred tax assets	25	1,698,611	214,164
Receivables from related parties	13	221,345	212,527
Income tax receivable		274,597	8,778
Other non-current tax receivable	11	633,549	17,299
Judicial deposits	26	680,224	418,385
Other trade receivables	12	—	370,497
Derivative financial instruments	34	2,292,191	860,509
Other non-current assets		1,185,787	648,669
Investments in associates	14	184,376	130,677
Investments in joint ventures	15	8,329,520	8,404,503
Investment property	16	2,595,035	2,641,978
Property, plant and equipment	17	9,805,887	1,435,890
Intangible assets and goodwill	18	17,309,689	10,286,373

Total non-current assets		45,472,437	26,131,241

Total assets		52,307,668	29,696,348

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

		December 31, 2015	December 31, 2014
	Note
Liabilities
Loans, borrowings and debentures	19	2,775,510	1,056,353
Leases	20	539,615	—
Advances on real estate credits		88,089	—
Derivative financial instruments	34	812	13,803
Trade payables	23	1,963,981	1,112,459
Employee benefits payable		256,279	120,416
Income tax payable		59,620	30,905
Other taxes payable	24	153,540	307,741
Leases and concessions	21	20,205	—
Dividends payable		39,934	33,354
Payables to related parties	13	204,080	137,441
Deferred revenue		110,517	—
Other financial liabilities		236,698	—
Other current liabilities		473,753	158,471

Total current liabilities		6,922,633	2,970,943

Loans, borrowings and debentures	19	16,053,693	7,446,287
Leases	20	1,202,086	—
Advances on real estate credits		196,917	—
Derivative financial instruments	34	741,686	319,632
Trade payables	23	1,031	—
Other taxes payable	24	51,327	334,565
Provision for legal proceedings	26	1,193,931	657,779
Leases and concessions	21	2,204,039	—
Post-employment benefits	35	344,447	301,850
Deferred tax liabilities	25	4,179,564	1,739,274
Preferred shareholders payable in subsidiaries	27	2,042,878	1,926,888
Deferred revenue		95,730	—
Other non-current liabilities		723,034	509,823

Total non-current liabilities		29,030,363	13,236,098

Total liabilities		35,952,996	16,207,041

Shareholders’ equity	28
Share capital		5,328	5,328
Additional paid in capital		4,006,562	3,887,109
Other comprehensive loss		(478,207)	(165,618)
Retained earnings		2,483,283	2,117,739

Equity attributable to owners of the parent		6,016,966	5,844,558
Non-controlling interests		10,337,706	7,644,749

Total shareholders’ equity		16,354,672	13,489,307

Total shareholders’ equity and liabilities		52,307,668	29,696,348

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

		Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
	Note
Net sales	30	12,458,251	9,062,304	6,878,214
Cost of sales	31	(8,663,635)	(6,413,720)	(4,878,229)

Gross profit		3,794,616	2,648,584	1,999,985

Selling expenses	31	(900,728)	(881,543)	(603,965)
General and administrative expenses	31	(939,638)	(668,613)	(466,933)
Other income (expense), net	33	301,062	(21,240)	76,272

Operating expense		(1,539,304)	(1,571,396)	(994,626)

Income before equity in earnings of investees and financial results		2,255,312	1,077,188	1,005,359

Equity in earnings of investees
Equity in earnings of associates	14	7,978	3,540	5,497
Equity in earnings of joint ventures	15	775,566	588,428	242,036

		783,544	591,968	247,533
Financial results	32
Finance expense		(2,629,440)	(1,060,802)	(804,606)
Finance income		588,475	217,112	179,904
Foreign exchange losses, net		(746,058)	(300,521)	(324,495)
Derivatives		622,295	161,363	235,485

		(2,164,728)	(982,848)	(713,712)
Profit before taxes		874,128	686,308	539,180

Income tax (expense) benefit	25
Current		(176,477)	(156,502)	(129,976)
Deferred		188,611	112,673	90,782

		12,134	(43,829)	(39,194)
Profit for the year		886,262	642,479	499,986

Other comprehensive income (loss)	28
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plan		(28,897)	46,988	42,438
Taxes on items that will not be reclassified to profit or loss		9,825	(15,976)	(14,429)

		(19,072)	31,012	28,009

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

Items that may be reclassified to profit or loss:
Foreign currency translation effect			(169,904)		(75,408)		(42,891)
Loss on cash flow hedge in joint ventures and subsidiary			(224,874)		(53,958)		(6,426)
Changes in fair value of available for sale securities			12,447		9,110		13,753
Taxes on items that may be reclassified to profit or loss			(4,563)		(3,097)		(4,676)

			(386,894)		(123,353)		(40,240)
Total other comprehensive loss, net of tax			(405,966)		(92,341)		(12,231)

Total comprehensive income			480,296		550,138		487,755

Net income attributable to:
Owners of the Parent			459,790		171,006		122,618
Non-controlling interests			426,472		471,473		377,368

Total comprehensive income attributable to:
Owners of the Parent			147,201		90,275		96,639
Non-controlling interests			333,095		459,863		391,116

Basic earnings per share from continuing operations	29	R$	1.74	R$	0.65	R$	0.46
Diluted earnings per share from continuing operations	29	R$	1.68	R$	0.58	R$	0.40

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

At April 1, 2013	5,328	3,856,849	(58,908)	2,194,051	5,997,320	7,208,701	13,206,021
Profit for the nine-month period	—	—	—	122,618	122,618	377,368	499,986
Other comprehensive income:
Foreign currency translation effects	—	—	(34,984)	—	(34,984)	(7,907)	(42,891)
Loss on cash flow hedge in joint ventures	—	—	(4,004)	—	(4,004)	(2,422)	(6,426)
Actuarial gain on defined benefit plan	—	—	11,334	—	11,334	16,675	28,009
Changes in fair value of available for sale securities	—	—	1,675	—	1,675	7,402	9,077

Total comprehensive income for the nine months	—	—	(25,979)	122,618	96,639	391,116	487,755

Contributions by and distributions to owners of the Parent:
Share options exercised—Subsidiaries	—	10,120	—	—	10,120	6,123	16,243
Dividends—non-controlling interests	—	889	—	—	889	(589)	300
Share-based compensation—Subsidiaries	—	4,109	—	—	4,109	2,486	6,595
Dividends	—	—	—	(179,694)	(179,694)	(148,586)	(328,280)

Total contributions by and distributions to owners of the Parent	—	15,118	—	(179,694)	(164,576)	(140,566)	(305,142)

Transactions with owners of the Parent:
Acquisition of treasury shares	—	(43,412)	—	—	(43,412)	(26,268)	(69,680)
Unclaimed dividends	—	303	—	—	303	507	810

Total transactions with owners of the Parent	—	(43,109)	—	—	(43,109)	(25,761)	(68,870)

At December 31, 2013	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764
Profit for the year	—	—	—	171,006	171,006	471,473	642,479
Other comprehensive income:
Foreign currency translation effects	—	—	(66,653)	—	(66,653)	(8,755)	(75,408)
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(33,687)	—	(33,687)	(20,271)	(53,958)
Actuarial gain on defined benefit plan	—	—	18,285	—	18,285	12,727	31,012
Changes in fair value of available for sale securities	—	—	1,324	—	1,324	4,689	6,013

Total comprehensive income for the year	—	—	(80,731)	171,006	90,275	459,863	550,138

Contributions by and distributions to owners of the Parent:
Share options exercised—Subsidiaries	—	28,436	—	—	28,436	17,111	45,547
Dividends—non-controlling interests	—	3,411	—	—	3,411	857	4,268
Share-based compensation—Subsidiaries	—	8,073	—	—	8,073	4,851	12,924
Dividends	—	—	—	(190,242)	(190,242)	(255,293)	(445,535)

Total contributions by and distributions to owners of the Parent	—	39,920	—	(190,242)	(150,322)	(232,474)	(382,796)

Transactions with owners of the Parent:
Acquisition of non-controlling interest	—	18,331	—	—	18,331	(16,130)	2,201

Total transactions with owners of the Parent	—	18,331	—	—	18,331	(16,130)	2,201

At December 31, 2014	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

(In thousands of Brazilian Reais - R$)

		Capital reserve
	Share capital	Additional paid in capital	Other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity

At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307
Profit for the year	—	—	—	459,790	459,790	426,472	886,262
Other comprehensive income:
Foreign currency translation effects	—	—	(160,956)	—	(160,956)	(8,948)	(169,904)
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(140,777)	—	(140,777)	(84,428)	(225,205)
Actuarial loss on defined benefit plan	—	—	(12,192)	—	(12,192)	(6,880)	(19,072)
Changes in fair value of available for sale securities	—	—	1,336	—	1,336	6,879	8,215

Total comprehensive income for the year	—	—	(312,589)	459,790	147,201	333,095	480,296

Contributions by and distributions to owners of the Parent:
Dividends—non-controlling interests	—	(3,847)	—	—	(3,847)	3,847	—
Share-based compensation—Subsidiaries	—	7,628	—	—	7,628	5,033	12,661
Dividends	—	—	—	(94,246)	(94,246)	(437,256)	(531,502)

Total contributions by and distributions to owners of the Parent	—	3,781	—	(94,246)	(90,465)	(428,376)	(518,841)

Transactions with owners of the Parent:
Acquisition of non-controlling interest	—	636	—	—	636	(10,838)	(10,202)
Business combination ALL	—	118,937	—	—	118,937	2,820,416	2,939,353
Share buy-back costs—Rumo	—	(3,901)	—	—	(3,901)	(21,340)	(25,241)

Total transactions with owners of the Parent	—	115,672	—	—	115,672	2,788,238	2,903,910

At December 31, 2015	5,328	4,006,562	(478,207)	2,483,283	6,016,966	10,337,706	16,354,672

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of cash flows

(In thousands of Brazilian Reais - R$)

	Note	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013

Cash flows from operating activities
Profit before taxes		874,128	686,308	539,180
Adjustments for:
Depreciation and amortization	17/18	1,178,836	679,101	439,144
Amortization of concession rights		124,376	—	—
Equity in earnings of associates	14	(7,978)	(3,540)	(5,497)
Equity in earnings of joint ventures	15	(775,566)	(588,428)	(242,036)
Loss on disposal of assets		22,424	9,958	6,922
Share-based compensation expense	13	12,661	12,924	6,595
Change in fair value of investment property	16/33	(51,073)	(131,697)	(121,543)
Provisions for legal proceedings	33	58,956	51,347	80,944
Indexation charges, interest and exchange gains/losses, net		2,394,013	1,086,158	825,774
Gain on compensation claims		(297,203)	—	—
Other		116,306	42,557	40,167

		3,649,880	1,844,688	1,569,650
Changes in:
Trade receivables		66,858	(268,813)	(254,236)
Inventories		(200,034)	(40,321)	(28,324)
Recoverable taxes		(155,567)	51,013	(13,167)
Related parties		98,555	(112,251)	(8,519)
Trade payables		283,167	241,827	55,728
Other financial liabilities		63,152	—	—
Employee benefits		(71,931)	(58,098)	(14,216)
Provisions for legal proceedings		(36,394)	(50,136)	(107,484)
Judicial deposits		(14,683)	(3,723)	(8,142)
Post-employment benefits		(29,312)	(14,002)	(10,222)
Income and other taxes		(69,779)	(458,979)	(156,476)
Other assets and liabilities, net		(233,350)	(14,055)	105,658

		(299,317)	(727,538)	(439,400)
Net cash generated by operating activities		3,350,563	1,117,150	1,130,250

Cash flows from investing activities
Capital contribution in associates		(82,765)	(46,259)	(79,594)
Investment securities		208,775	—	—
Restricted cash		(26,565)	—	18,220
Net cash acquired in business combination	5	103,044	—	—
Dividends received from associates		8,515	3,118	3,684
Dividends received from joint ventures		671,351	705,072	406,424
Acquisition of property, plant and equipment, intangible assets and investments, net		(2,012,197)	(1,063,412)	(976,119)

Cosan Limited

Consolidated statements of cash flows

(In thousands of Brazilian Reais - R$)

Proceeds from sale of property, plant
and equipment, intangibles and investments	8,412	1,196	65,350
Proceeds from sale of discontinued operation	118,362	68,633	57,175

Net cash used in investing activities	(1,003,068)	(331,652)	(504,860)

Cash flows from financing activities
Loans, borrowings and debentures raised	5,201,072	1,720,385	1,072,339
Payment of loans, borrowings and debentures
Principal	(3,901,237)	(2,905,983)	(1,083,944)
Interest	(1,195,814)	(725,309)	(376,526)
Payment of leases
Principal	(289,606)	—	—
Interest	(166,760)	—	—
Advances on real estate credits	(99,381)	—	—
Derivative financial instruments	581,753	(84,951)	82,621
Share capital paid in preferred shares	—	1,946,736	—
Dividends paid	(656,669)	(630,233)	(314,446)
Treasury shares	(12,186)	—	(69,659)
Related parties	(3,806)	(1,643)	—
Proceeds from exercise of share options	—	45,547	16,243

Net cash used in financing activities	(542,634)	(635,451)	(673,372)

Increase (decrease) in cash and cash equivalents	1,804,860	150,047	(47,982)

Cash and cash equivalents at beginning of the year	1,649,340	1,509,565	1,544,072
Effects of exchange rate changes on cash held	51,624	(10,272)	13,475

Cash and cash equivalents at ended of the year	3,505,824	1,649,340	1,509,565

Supplemental cash flow information:
Income taxes paid	109,875	157,285	129,539

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1 Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.51% and 63.27% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. (“Rumo”) and América Latina Logística S.A. (“ALL”), logistic segment (“Logistic”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

The Annual General Shareholders’ Meeting held on July 31, 2013, approved a fiscal year end change from March 31st to December 31st. This was driven by changes in the Company’s investment portfolio, in which other businesses that do not use the harvest year (March 31) have become more significant. With this change, the Company’s fiscal year begins on January 1st, and ends on December 31st of each year. Accordingly, the consolidated financial statements for the nine months ended December 31, 2013 (transition period) are not comparable.

On December 31, 2015, Cosan Logística had a negative consolidated working capital of R$ 2,002,026. Management has been working on actions to mitigate any significant uncertainty over the Cosan Logística´s ability to continue operating in the foreseeable future, which includes a Company commitment to provide up to R$ 750,000 in cash either as debt or equity financing.

The subsidiary Cosan S.A. and Cosan Logística are part of an agreement with the non-controlling interest holder of Rumo. This agreement provides the non-controlling interest holder the right to substitute its shares in Rumo for a fixed number of shares to be issued by Cosan S.A. and Cosan Logística. Upon completion of the transaction no impacts on the consolidated financial statements of the Company were identified.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2 Basis of preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on February 16, 2016.

2.2 Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (US$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar or the Pound Sterling.

2.3 Use of judgments and estimates

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

Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Notes 17 and 18 – Property, plant and equipment and intangible assets

The Company performs annually a review of impairment indicators for intangible assets with useful lives and property, plant and equipment. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in Note 18.

The subsidiary COMGÁS has an agreement for the public concession of gas distribution service in accordance to which the Conceding Authority controls what services must be rendered and what prices will be applied, as well as included significant interest in the infrastructure at the end of the concession. This concession agreement represents the right to charge from customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as intangible assets.

Thus, the infrastructure construction necessary for gas distribution is considered a service to the Grantor and the related revenue is recognized at fair value. Financing costs directly related to construction are also capitalized.

The Company does not recognize a margin on the infrastructure construction, since such margin is mainly linked to the services contracted from third-parties at amounts which reflect the fair value.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Subject to approval of the Granting Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Granting Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time. Currently the figures for compensation are not predetermined or determinable, which is why the Company did not apply the bifurcated model for the accounting of financial assets.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions, as disclosed in Note 18.

The amortization of the intangible assets is discontinued when the related asset is fully used or written-off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The subsidiary Rumo has a concession rights generated in the business combination of ALL, which was fully allocated to ALL Malha Norte concession and amortized on the straight-line method based on estimated useful lives of intangible assets, from the date on which these are available for use.

•	Note 20 – Operating lease commitments

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

•	Note 25 – Income taxes and social contribution

A deferred tax asset is recognized for loss carry forwards to the extent that it is probable that future taxable income will be generated to realize such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with future tax planning strategies.

•	Other non-current asset

The Company is active part in lawsuits filed against the Federal Government, claiming appropriate compensation arising from the differences in sugar and ethanol prices. A compensation action is recognized when it appeared certain that will be an inflow of economic benefits. The compensation claims are recorded in “Other non-current assets” in the amounts of R$ 830,461 and R$ 460,103 as at December 31, 2015 and 2014, respectively (Note 26).

According to recent court decisions during the year, the Company recognized an asset in the amount of R$ 290,180 (net lawyer fees) related to another action recognized in “Other operating income (expense), net”, Note 33.

The Company has additional compensation claims, which are not recognized in these consolidated financial statements, for not having achieved the above criteria, representing still contingent assets.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 16 – Fair value of investment properties

The Company carries its investment properties at fair value, with changes in fair value being recognized in the statement of profit or loss. The Company engaged an independent valuation specialist to assess fair value as at December 31, 2015. For investment properties, a valuation methodology based on direct comparisons of market information (Level 2), such as market research, homogenization of values, prices, recent sales, distances, facilities, access to land, topography and soil, land use (culture), rainfall level, among others.

•	Note 34 – Fair value of derivatives and other financial instruments

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

•	Note 35 – Post-employment benefit

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

•	Note 36 – Share-based payment

The Company measures employees’ share based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 36.

•	Note 26 – Provisions for legal proceedings

Provisions for legal proceedings are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 15 – Investment in joint ventures

The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint ventures and the Company recognizes its interest in the joint ventures using the equity method as described in Note 15.

Measurement of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data when available. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.4 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments are measured at fair value;

•	derivative financial instruments at fair value through profit or loss;

•	available-for-sale financial assets are measured at fair value;

•	contingent consideration assumed in a business combination;

•	investment properties are measured at fair value; and

•	employee’s defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 35).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3 Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented.

3.1 Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	December 31, 2015	December 31, 2014
Directly owned subsidiaries
Cosan Logística S.A.(i)	63.27%	62.51%
Cosan S.A. Indústria e Comércio	62.51%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A.	65.00%	65.00%
Bioinvestments Negócios e Participações S.A.	65.00%	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo—COMGÁS	61.33%	60.69%
Cosan Biomassa S.A.	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	—
Nova Agrícola Ponte Alta S.A.	29.50%	29.50%
Nova Amaralina S.A. Propriedades Agrícolas	29.50%	29.50%
Nova Santa Barbara Agrícola S.A.	29.50%	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A.	65.00%	65.00%
Radar II Propriedades Agrícolas S.A.	65.00%	65.00%
Radar Propriedades Agrícolas S.A.	29.50%	29.50%
Terras da Ponte Alta S.A.	29.50%	29.50%
Vale da Ponte Alta S.A.	65.00%	65.00%
Zip Lube S.A.	100.00%	100.00%
Interest of Cosan
Logística S.A. in its subsidiaries
Rumo Logística Operadora Multimodal S.A.	26.26%	75.00%
Logispot Armazéns Gerais S.A.	13.39%	38.25%
Rumo Um S.A.	—	75.00%
Rumo Dois S.A.	—	75.00%
ALL – América Latina Logística S.A.	26.26%	—
ALL Intermodal S.A.	26.26%	—
ALL Malha Oeste S.A.	26.26%	—
ALL Malha Paulista S.A.	26.26%	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

ALL Malha Sul S.A.	26.26%	—
ALL Malha Norte S.A.	26.06%	—
ALL Participações S.A.	26.26%	—
ALL Armazéns Gerais Ltda.	26.26%	—
Portofer Ltda.	26.26%	—
Boswells S.A.	26.26%	—
Brado Holding S.A.	26.26%	—
Brado Logística e Participações S.A.	16.34%	—
Brado Logística S.A.	16.34%	—
ALL Serviços Ltda.	26.26%	—
ALL Equipamentos Ltda.	26.26%	—
ALL Argentina S.A.	23.89%	—
ALL Mesopotâmica S.A.	18.53%	—
ALL Central S.A.	19.31%	—
Paranaguá S.A.	26.22%	—
ALL Rail Management Ltda.	13.13%	—
PGT S.A.	26.26%	—

(i)	Change in the ownership interest reflects the buy-back program of its common shares, as per the press release issued on April 7, 2015.

a)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity.

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

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

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

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees”. Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income”.

e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 15).

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

•	assets and liabilities have been translated using the exchange rate at the balance sheet date;

•	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

•	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Cumulative translation adjustment”.

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

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 3.9048 at December 31, 2015, R$ 2.6562 at December 31, 2014 and R$ 2.3426 at December 31, 2013.

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

Loans and receivables comprise cash and cash equivalents, restricted cash, trade and other receivables.

(iv)	Restricted cash

Restricted cash comprises investments that are linked to the Company’s loan and escrow for security agreement.

(v)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(vi)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, the financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency gain/losses on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the consolidated statements of changes in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and, to what extent, it has retained the risks and rewards of ownership.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

b)	Non-derivative financial liabilities

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

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Share capital

Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with IAS 12.

Preference shares

Non-redeemable preference shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Company’s equity instruments. Discretionary dividends thereon are recognized as equity distributions on approval by the Company’s shareholders.

Mandatory minimum dividends as defined in the bylaws are recognized as liabilities.

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Fair value hedge

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the statement of profit or loss, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the statement of profit and loss as “Financial expenses”. The gain or loss related to the ineffective portion is recognized in the statement of profit or loss as “Other gains (losses), net”. Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the statement of profit or loss as “Financial expenses”.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the method of effective interest rate is used, is amortized to income over the period to maturity.

(iii)	Embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

(iv)	Other derivative financial instruments

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

(i)	Reclassification to investment property

When the use of a property changes from held to use to investment property, the property is remeasured at fair value and reclassified as investment property. Any gain or loss arising on this remeasurement is recognized in equity.

(ii)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

(iii)	Depreciation

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4.00%
Machinery, equipment and facilities	3% to 10%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.90%
Locomotives	3.30%
Permanent railways	2% to 9%
Furniture and fixtures	10.00%
Computer equipment	20.00%

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

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

f)	Intangible assets related to the concession rights agreement

The Company entered into a public concession agreement for the distribution of gas granted by the Conceding Authority. At the end of the concession the Conceding Authority will hold a significant portion of the infrastructure. It also controls what services must be rendered and regulates the prices charged. The concession agreement grants the right to charge customers for the supply of gas during the term of the concession agreement. Therefore, the Company recognizes this right as an intangible asset.

The intangible asset comprises: (i) the concession right recognized upon the business combination of COMGÁS, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to approval of the Conceding Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Conceding Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time.

The concession contract determines that the tariff charged by COMGÁS be reviewed annually, in May, with the aim to realign the tariff charged to consumers to the cost of the gas and adjust for inflation.

Concession rights generated in the business combination of ALL was fully allocated to the ALL Malha Norte concession and amortized on a straight-line basis.

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

(i)	Financial assets measured at amortized cost

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

As of December 31, 2015 and 2014, the Company´s recognized R$ 217,377 and R$ 186,649 in “Other liabilities” and “Other non-current liabilities”, respectively, in relation to a contingent consideration arrangement arising from the 2008 Lubricants business combination. This contingent consideration is measured at fair value with changes in fair value recognized in profit or loss. In the year ended December 31, 2015 the Company paid R$ 66,241 under this earn-out arrangement (R$ 60,200 in the year ended December 31, 2014).

The consideration is contingent on meeting certain gross revenue and sales volume targets for lubricants products for a 10-year period from 2008.

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

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

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

The Company revenue recognizes revenue as follows:

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience, the unbilled estimated amount will not significantly differ from actual amounts.

(iii)	Concession construction revenue

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at fair value.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

c)	Deferred revenue

The Company has deferred revenue consists of advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

3.13 Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The Company has a grant related to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate.

The Company has a fiscal incentive whose benefit includes a reduction of 75% on income tax based on operation profit beginning in 2008 until 2024.

3.14 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

a)	Leased assets

Leases of property, plant and equipment that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Lease payments

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

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

3.15 Finance income and finance expense

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

3.16 Taxes

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.17 Cash flow – non-cash transaction

During the year ended December 31, 2015, the Company made the following transactions not involving cash and therefore is not reflected in the consolidated statement of cash flows:

(i)	Acquisition of net assets of ALL in the amount of R$2,567,669 through the issuance of equity instruments, except for the cash acquired in the transaction of R$169,703 (Note 5);

(ii)	Gain on settlement of pre-existing relationship in business combinations in the amount of R$ 29,838 (Note 5);

(iii)	Non-controlling interest arising from business combinations in the amount of R$231,681 (Note 5);

(iv)	Rental of locomotives, wagons and other assets through operation accounted characterized as capital leases in the amount of R$250,954;

(v)	Offset of tax loss (REFIS) carryforwards with financial assets from ExxonMobil in the amount of R$ 350,301 (Note 12); and

(vi)	Offset of REFIS with a compensation action in the amount R$ 156,588 (R$ 404,727 in the year ended December 31, 2014).

4 New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following:

•	IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

•	IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11—Construction Contracts and IFRIC 13—Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company is currently assessing the potential impacts of adopting IFRS 15.

•	IFRS 16—Leases was issued on January 13, 2016. It is expected a significant impact on the financial statements of the Company for all leases in which the Company leases should be recognized in the balance sheet. It shall enter into force on January 1, 2019 and supersedes IAS 17—Leases.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a significant impact on the Company.

5 Business combinations

ALL – América Latina Logística S.A.

On April 1, 2015, Cosan, through its subsidiary Rumo, acquired 100% of the common shares of ALL and started to consolidate the results of operations of ALL as of that date.

As a result of the acquisition, the Company consolidates its participation strategy in the logistics and infrastructure business in Brazil, by adding approximately 12,000 km of existing rail tracks in ALL concessions.

The acquisition occurred through the replacement of ALL shares with Rumo shares, at the exchange ratio of 2.879303067 registered, book-entry common shares without par value issued by Rumo for each 1 (one) registered, book-entry common share without par value issued by ALL. Therefore, according to such exchange ratio, 1,963,670,770 registered, book-entry common shares without par value were issued by Rumo, representing 65.67% of Rumo’s shareholders’ equity, attributable to ALL shareholders registered on March 31, 2015, represented by 681,995,165 common shares.

ALL is located in the City of Curitiba, State of Paraná. The Company’s main activities are the railroad transportation related activities and the acquisition, leasing or lending of locomotives, wagons and other railway equipment.

ALL operates railroad transportation in the Southern region of Brazil through ALL – América Latina Logística Malha Sul S.A. (“ALL Malha Sul”), and in the Mid-West region and State of São Paulo through its subsidiaries ALL – América Latina Logística Malha Paulista S.A. (“ALL Malha Paulista”), ALL – América Latina Logística Malha Norte S.A. (“ALL Malha Norte”) and ALL – América Latina Logística Malha Oeste S.A. (“ALL Malha Oeste”).

a)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$ 3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$
Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838

Total consideration transferred	2,737,372

(i)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company’s investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as “other operating income”.

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	382,576
Inventories	79,115
Other credits	1,525,389
Property, plant and equipment	7,206,290
Intangible assets	7,584,648
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(915,213)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(458,575)
Deferred tax liabilities	(1,145,056)
Other liabilities	(1,588,808)

Consolidated net assets	2,969,053

Non-controlling interests	(231,681)

Total identifiable net assets acquired	2,737,372

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Measurement of fair value

The valuation techniques used for measuring the fair value were market prices for similar items when they are available, depreciated replacement cost when appropriate, discounted cash flow, and other.

ALL´s operations are subject to specific contractual arrangements. The Company has conducted a preliminary assessment of these contractual arrangements and has recognized a provision amount. The Company will continue to review the matters during the measurement period.

If new information obtained within one year from the date of purchase, on facts and circumstances that existed at the acquisition date, indicate adjustments to the amounts mentioned above, or any additional liability that existed at the acquisition date, the purchase price will be revised. Management expects that only provisions related to previous contractual agreements could still have some kind of impact in relation to this preliminary assessment.

The Company has elected to measure the non-controlling interest on Brado Holding S.A. (“Brado”) indirect subsidiary controlled by ALL – based on the proportionate interest in the recognized amount of fair value of identifiable net assets of Brado.

Accounts receivable fair value of R$ 382,576 is net of an allowance of R$ 52,453.

The costs related the acquisition were recorded in “other operating expenses” in the profit and loss in the amount of R$ R$ 147,669.

The consolidated statement of profit or loss includes, from the date of acquisition, net sales and net profit of R$ 3,327,246 and R$ 119,130, respectively, generated by ALL and its subsidiaries.

If ALL had been consolidated from January 1, 2015, the Company consolidated statement of profit or loss would present net sales of R$ 13,303,263 and a net profit of R$ 188,087.

Ilha Terminal Distribuição de Produtos Químicos Ltda. (“Ilha Terminal”)

On December 1, 2015, Cosan, through its subsidiary CLE, acquired 100% of the common shares of Ilha Terminal for the amount R$ 66,672 in cash. The preliminary goodwill recognized arising from the acquisition is R$ 9,335. The amount of assets acquired and liabilities assumed at the date of acquisition totaled R$ 66,659.

6 Operating segments

Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Operating segments

(i)	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(ii)	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

(iii)	COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

(iv)	Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

(v)	Radar: management, buying, selling and leasing of agricultural;

(vi)	Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; and

(vii)	Other business: other investments, in addition to the corporate activities of the Company. The other business segment’s includes the subsidiaries responsible for raising funds for the group.

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

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Twelve months ended December 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	11,080,850	61,412,966	6,597,018	102,714	1,751,727	4,037,923	437	(72,493,816)	(31,568)	12,458,251	8,451,901	4,037,923
Domestic market	4,438,149	61,412,966	6,597,018	102,714	1,385,191	3,842,124	437	(65,851,115)	(31,568)	11,895,916	8,085,360	3,842,124
External market	6,642,701	—	—	—	366,536	195,799	—	(6,642,701)	—	562,335	366,541	195,799
Cost of sales	(8,904,462)	(58,196,255)	(4,580,203)	(17,982)	(1,322,328)	(2,771,881)	(2,809)	67,100,717	31,568	(8,663,635)	(5,923,321)	(2,771,881)
Gross profit	2,176,388	3,216,711	2,016,815	84,732	429,399	1,266,042	(2,372)	(5,393,099)	—	3,794,616	2,528,580	1,266,042
Selling expenses	(616,915)	(1,188,549)	(627,520)	—	(291,648)	18,441	—	1,805,464	—	(900,727)	(919,168)	18,441
General and administrative expenses	(518,848)	(394,570)	(332,764)	(27,971)	(77,666)	(311,291)	(189,946)	913,418	—	(939,638)	(593,076)	(311,291)
Other income (expense), net	(19,147)	294,784	(7,902)	48,745	2,194	60,298	197,726	(275,637)	—	301,061	240,759	60,298
Financial results	(624,695)	(124,598)	(181,891)	10,494	(109,858)	(1,166,553)	(716,920)	749,293	—	(2,164,728)	(1,128,154)	(1,166,553)
Financial expense	(919,994)	(170,560)	(409,769)	(1,367)	(120,324)	(1,261,452)	(854,862)	1,090,554	18,334	(2,629,440)	(1,387,864)	(1,261,452)
Financial income	650,446	173,477	247,047	11,861	4,871	164,675	178,355	(823,923)	(18,334)	588,475	423,699	164,675
Foreign exchange losses, net	(1,031,777)	(415,983)	126,281	—	(10,213)	(190,410)	(671,715)	1,447,760	—	(746,057)	(623,164)	(190,410)
Derivatives	676,630	288,468	(145,450)	—	15,808	120,634	631,302	(965,098)	—	622,294	459,175	120,634
Equity in earnings of associates	(42,967)	8,893	—	—	(11,597)	11,164	799,947	34,074	(791,536)	7,978	(3,186)	11,164
Equity in earnings of joint ventures	—	—	—	—	—	—	775,566	—	—	775,566	775,566	—
Income tax (expense) benefit	(42,510)	(536,540)	(248,353)	(15,132)	12,691	(35,986)	298,914	579,050	—	12,134	66,942	(35,986)

Profit (loss) for the year	311,306	1,276,131	618,385	100,868	(46,485)	(157,885)	1,162,915	(1,587,437)	(791,536)	886,262	968,263	(157,885)

Net income attributable to:
Owners of the Parent	311,306	1,237,984	618,385	100,868	(46,485)	(30,030)	1,162,915	(1,549,290)	(1,345,863)	459,790	666,584	(30,030)
Non-controlling interests	—	38,147	—	—	—	(127,855)	—	(38,147)	554,327	426,472	301,679	(127,855)

Other selected data:
Depreciation and amortization	2,057,365	579,603	481,287	709	75,076	616,527	4,678	(2,636,968)	—	1,178,277	561,750	616,527
EBITDA	3,035,876	2,516,872	1,529,916	106,215	125,758	1,661,181	1,585,599	(5,552,748)	(791,536)	4,217,133	2,591,225	1,661,181
Additions to PP&E, intangible and biological assets	1,776,372	797,299	521,215	1,926	43,464	1,405,478	42,061	(2,573,671)	—	2,014,144	608,666	1,405,478
Reconciliation of EBITDA:
Profit (loss) for the year	311,306	1,276,131	618,385	100,868	(46,485)	(157,885)	1,162,915	(1,587,437)	(791,536)	886,262	968,263	(157,885)
Income tax and social contribution	42,510	536,540	248,353	15,132	(12,691)	35,986	(298,914)	(579,050)	—	(12,134)	(66,942)	35,986
Financial result, net	624,695	124,598	181,891	(10,494)	109,858	1,166,553	716,920	(749,293)	—	2,164,728	1,128,154	1,166,553
Depreciation and amortization	2,057,365	579,603	481,287	709	75,076	616,527	4,678	(2,636,968)	—	1,178,277	561,750	616,527

EBITDA	3,035,876	2,516,872	1,529,916	106,215	125,758	1,661,181	1,585,599	(5,552,748)	(791,536)	4,217,133	2,591,225	1,661,181

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Twelve months ended December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	9,263,930	55,733,927	6,387,103	157,562	1,602,198	915,441	—	(64,997,857)	—	9,062,304	8,146,863	915,441
Domestic market	4,064,437	55,733,927	6,387,103	157,562	1,306,218	769,583	—	(59,798,364)	—	8,620,466	7,850,883	769,583
External market	5,199,493	—	—	—	295,980	145,858	—	(5,199,493)	—	441,838	295,980	145,858
Cost of sales	(7,735,421)	(52,934,222)	(4,494,909)	(60,644)	(1,247,806)	(610,361)	—	60,669,643	—	(6,413,720)	(5,803,359)	(610,361)
Gross profit	1,528,509	2,799,705	1,892,194	96,918	354,392	305,080	—	(4,328,214)	—	2,648,584	2,343,504	305,080
Selling expenses	(578,989)	(1,150,516)	(636,316)	—	(245,227)	—	—	1,729,505	—	(881,543)	(881,543)	—
General and administrative expenses	(498,756)	(387,259)	(308,413)	(36,525)	(70,684)	(87,832)	(165,159)	886,015	—	(668,613)	(561,462)	(87,832)
Other income (expense), net	58,609	338,143	(19,494)	131,593	1,032	7,844	(123,626)	(396,752)	(18,589)	(21,240)	(10,495)	7,844
Financial results	(418,317)	(125,210)	(193,026)	6,269	21,555	(33,652)	(783,994)	543,527	—	(982,848)	(945,889)	(33,652)
Financial expense	(588,307)	(142,839)	(300,573)	(1,104)	22,831	(66,114)	(728,553)	731,146	12,711	(1,060,802)	(973,853)	(66,114)
Financial income	385,895	104,218	106,554	7,428	1,639	31,150	83,052	(490,113)	(12,711)	217,112	184,190	31,150
Foreign exchange losses, net	(357,928)	(71,825)	(139,931)	(55)	(1,183)	1,312	(160,664)	429,753	—	(300,521)	(318,984)	1,312
Derivatives	142,023	(14,764)	140,924	—	(1,732)	—	22,171	(127,259)	—	161,363	162,758	—
Equity in earnings of associates	(38,310)	14,902	—	—	(7,341)	—	623,133	23,408	(612,252)	3,540	3,540	—
Equity in earnings of joint ventures	—	—	—	—	—	—	588,428	—	—	588,428	588,428	—
Income tax (expense) benefit	103,810	(410,560)	(203,810)	(17,629)	(18,850)	(58,343)	254,803	306,750	—	(43,829)	14,514	(58,343)

Profit (loss) for the year	156,556	1,079,205	531,135	180,626	34,877	133,097	393,585	(1,235,761)	(630,841)	642,479	550,597	133,097

Net income attributable to:
Owners of the Parent	156,556	1,045,637	531,135	180,626	34,877	104,313	393,585	(1,202,193)	(1,073,530)	171,006	228,112	104,313
Non-controlling interests	—	33,568	—	—	—	28,784	—	(33,568)	442,689	471,473	322,485	28,784

Other selected data:
Depreciation and amortization	1,966,866	538,222	506,697	970	71,268	97,244	2,923	(2,505,088)	—	679,102	581,858	97,244
EBITDA	2,437,929	2,153,197	1,434,668	192,956	103,440	322,336	925,699	(4,591,126)	(630,841)	2,348,258	2,063,830	322,336
Additions to PP&E, intangible and biological assets	1,963,642	60,425	661,311	1,146	52,178	273,584	75,194	(2,024,067)	—	1,063,413	789,830	273,584
Reconciliation of EBITDA:
Profit (loss) for the year	156,556	1,079,205	531,135	180,626	34,877	133,097	393,585	(1,235,761)	(630,841)	642,479	550,597	133,097
Income tax and social contribution	(103,810)	410,560	203,810	17,629	18,850	58,343	(254,803)	(306,750)	—	43,829	(14,514)	58,343
Financial result, net	418,317	125,210	193,026	(6,269)	(21,555)	33,652	783,994	(543,527)	—	982,848	945,889	33,652
Depreciation and amortization	1,966,866	538,222	506,697	970	71,268	97,244	2,923	(2,505,088)	—	679,102	581,858	97,244

EBITDA	2,437,929	2,153,197	1,434,668	192,956	103,440	322,336	925,699	(4,591,126)	(630,841)	2,348,258	2,063,830	322,336

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Nine months ended December 31, 2013										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	6,850,389	37,580,570	4,888,895	54,732	1,185,199	749,350	38	(44,430,959)	—	6,878,214	6,128,864	749,350
Domestic market	2,964,443	37,580,570	4,888,895	54,732	947,274	676,924	38	(40,545,013)	—	6,567,863	5,890,939	676,924
External market	3,885,946	—	—	—	237,925	72,426	—	(3,885,946)	—	310,351	237,925	72,426
Cost of sales	(5,590,040)	(35,664,555)	(3,524,195)	(6,058)	(900,531)	(447,445)	—	41,254,595	—	(4,878,229)	(4,430,784)	(447,445)
Gross profit	1,260,349	1,916,015	1,364,700	48,674	284,668	301,905	38	(3,176,364)	—	1,999,985	1,698,080	301,905
Selling expenses	(474,116)	(808,095)	(422,416)	—	(181,549)	—	—	1,282,211	—	(603,965)	(603,965)	—
General and administrative expenses	(411,600)	(285,904)	(239,262)	(18,369)	(52,552)	(57,588)	(99,162)	697,504	—	(466,933)	(406,471)	(57,588)
Other income (expense), net	(35,209)	292,211	(1,599)	131,191	(5,488)	(14,364)	(33,468)	(257,002)	—	76,272	97,619	(14,364)
Financial results	(646,268)	(99,201)	(140,981)	3,096	(9,072)	13,689	(580,444)	745,469	—	(713,712)	(713,996)	13,689
Financial expense	(346,004)	(63,418)	(163,090)	(668)	(51,689)	(27,975)	(570,192)	409,422	9,008	(804,606)	(765,873)	(27,975)
Financial income	186,230	69,070	44,659	3,812	23,409	41,292	75,740	(255,300)	(9,008)	179,904	138,349	41,292
Foreign exchange losses, net	(370,860)	(181,419)	(162,449)	(48)	17,351	372	(179,721)	552,279	—	(324,495)	(324,121)	372
Derivatives	(115,634)	76,566	139,899	—	1,857	—	93,729	39,068	—	235,485	237,649	—
Equity in earnings of associates	(24,075)	4,826	—	29	(7,812)	—	593,651	19,249	(580,371)	5,497	5,497	—
Equity in earnings of joint ventures	—	—	—	—	—	—	242,036	—	—	242,036	242,036	—
Income tax (expense) benefit	122,199	(298,084)	(152,740)	(10,230)	(27,176)	(83,167)	234,119	175,885	—	(39,194)	43,973	(83,167)

Profit (loss) for the year	(208,720)	721,768	407,702	154,391	1,019	160,475	356,770	(513,048)	(580,371)	499,986	362,773	160,475

Net income attributable to:
Owners of the Parent	(208,720)	705,038	407,702	154,391	1,019	161,092	356,770	(496,318)	(972,104)	108,870	73,676	161,092
Non-controlling interests	—	16,730	—	—	—	(617)	—	(16,730)	391,733	391,116	289,097	(617)

Other selected data:
Depreciation and amortization	1,386,600	385,728	322,170	727	55,452	58,955	1,840	(1,772,328)	—	439,144	380,189	58,955
EBITDA	1,701,949	1,504,781	1,023,593	162,252	92,719	288,908	704,935	(3,206,730)	(580,371)	1,692,036	1,412,985	288,908
Additions to PP&E, intangible and biological assets	1,513,389	681,241	677,695	60	81,353	198,047	18,965	(2,194,630)	—	976,120	778,073	198,047
Reconciliation of EBITDA:
Profit (loss) for the year	(208,720)	721,768	407,702	154,391	1,019	160,475	356,770	(513,048)	(580,371)	499,986	362,773	160,475
Income tax and social contribution	(122,199)	298,084	152,740	10,230	27,176	83,167	(234,119)	(175,885)	—	39,194	(43,973)	83,167
Financial result, net	646,268	99,201	140,981	(3,096)	9,072	(13,689)	580,444	(745,469)	—	713,712	713,996	(13,689)
Depreciation and amortization	1,386,600	385,728	322,170	727	55,452	58,955	1,840	(1,772,328)	—	439,144	380,189	58,955

EBITDA	1,701,949	1,504,781	1,023,593	162,252	92,719	288,908	704,935	(3,206,730)	(580,371)	1,692,036	1,412,985	288,908

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Investment securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,860	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,394	(2,609,078)	(66,604)	880,459	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,937,122	(4,347,859)	(9,717)	4,895,005	2,070,687	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,329,520	—	—	8,329,520	8,329,520	—
Biological assets	2,131,378	—	—	—	—	—	—	(2,131,378)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	9,574,647	2,409,555	—	2,029	243,080	9,404,087	156,691	(11,984,202)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,447)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,658	—	(18,829,203)	(9,755,704)	(8,585,175)
Trade payables	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,719)	(1,780)
Derivative financial instruments	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(656,887)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,903)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,201	64,528	(1,926,051)	(463,015)	(1,241,222)
Other non-current liabilities	(1,364,086)	(3,129,562)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,754,009)	4,493,648	108,965	(12,233,953)	(5,236,846)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,651	5,864,337	2,852,293	500,608	4,016,453	14,863,151	(16,897,735)	(11,742,170)	16,354,672	12,534,679	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,528,102	(41,263,100)	(11,915,663)	52,307,668	30,382,192	21,745,662

Equity attributable to owners of the parent	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,863,151	(16,726,702)	(19,176,700)	6,016,966	8,846,188	1,113,277
Non-controlling interests	(963)	171,996	—	—	—	2,903,176	—	(171,033)	7,434,530	10,337,706	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,651	5,864,337	2,852,293	500,608	4,016,453	14,863,151	(16,897,735)	(11,742,170)	16,354,672	12,534,676	4,016,453

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,643,950	173,470	973,708	6,011	39,810	86,487	543,324	(2,817,420)	—	1,649,340	1,540,192	86,487
Investment securities	—	—	—	149,735	—	—	—	—	—	149,735	149,735	—
Trade receivables	620,300	1,920,778	605,483	22,214	194,486	42,685	241	(2,541,078)	—	865,109	822,424	42,685
Derivative financial instruments	542,102	28,378	335,058	—	(721)	—	556,241	(570,480)	—	890,578	880,366	—
Inventories	2,315,907	1,128,771	125,406	—	222,486	5,817	11	(3,444,678)	—	353,720	347,903	5,817
Other current assets	2,228,121	493,252	137,360	31,052	26,416	24,500	362,644	(2,721,373)	(64,839)	517,133	518,065	24,500
Other non-current assets	1,986,145	2,365,613	256,077	15,538	(184,670)	480,989	1,809,988	(4,351,758)	(6,610)	2,371,312	1,890,315	480,989
Investment in associates	209,205	256,729	—	—	16,032	—	11,916,471	(465,934)	(11,801,826)	130,677	130,678	—
Investment in joint ventures	—	—	—	—	—	—	8,404,503	—	—	8,404,503	8,404,503	—
Biological assets	1,828,304	—	—	—	—	—	—	(1,828,304)	—	—	—	—
Investment property	—	—	—	2,641,978	—	—	—	—	—	2,641,978	2,641,978	—
Property, plant and equipment	9,848,969	2,464,316	—	11,288	221,466	1,084,455	118,681	(12,313,285)	—	1,435,890	351,435	1,084,455
Intangible assets and goodwill	3,288,709	4,267,514	8,595,251	173	824,277	860,253	6,419	(7,556,223)	—	10,286,373	9,426,120	860,253
Loans, borrowings and debenture	(10,377,585)	(1,557,782)	(3,133,347)	—	(261,166)	(784,709)	(4,323,418)	11,935,367	—	(8,502,640)	(7,397,602)	(784,709)
Derivative financial instruments	(359,408)	(188,556)	(4,960)	—	—	—	(328,474)	547,964	—	(333,434)	(333,435)	—
Trade payables	(636,619)	(529,990)	(848,770)	(790)	(118,784)	(141,289)	(2,826)	1,166,609	—	(1,112,459)	(971,170)	(141,289)
Employee benefits payable	(252,219)	(66,799)	(58,955)	(5,336)	(15,437)	(19,302)	(21,387)	319,018	—	(120,417)	(101,115)	(19,302)
Other current liabilities	(776,208)	(1,896,387)	(118,021)	(20,783)	(100,853)	(89,787)	(402,204)	2,672,595	63,735	(667,913)	(602,788)	(89,787)
Other non-current liabilities	(2,687,911)	(2,263,528)	(992,028)	(93,552)	(193,082)	(221,851)	(3,977,389)	4,951,439	7,722	(5,470,180)	(5,248,327)	(221,851)

Total assets (net of liabilities) allocated by segment	10,421,762	6,595,779	5,872,262	2,757,528	670,260	1,328,248	14,662,826	(17,017,541)	(11,801,818)	13,489,306	12,449,278	1,328,248

Total assets	25,511,712	13,098,821	11,028,343	2,877,989	1,359,582	2,585,186	23,718,523	(38,610,533)	(11,873,275)	29,696,348	27,103,714	2,585,186

Equity attributable to owners of the parent	10,421,762	6,453,922	5,872,262	2,757,528	670,260	967,548	14,662,826	(16,875,684)	(19,085,867)	5,844,557	8,818,281	967,548
Non-controlling interests	—	141,857	—	—	—	360,700	—	(141,857)	7,284,049	7,644,749	3,630,997	360,700

Total shareholders’ equity	10,421,762	6,595,779	5,872,262	2,757,528	670,260	1,328,248	14,662,826	(17,017,541)	(11,801,818)	13,489,306	12,449,278	1,328,248

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Raízen Energia
Ethanol	5,557,298	4,376,826	3,143,254
Sugar	4,671,006	4,059,580	3,127,616
Cogeneration	554,876	618,583	376,579
Other	297,670	208,941	202,940

	11,080,850	9,263,930	6,850,389
Raízen Combustíveis
Fuels	61,412,966	55,733,927	37,553,167
Other	—	—	27,403

	61,412,966	55,733,927	37,580,570
COMGÁS
Industrial	4,206,946	4,122,077	3,065,600
Residential	677,693	632,997	522,642
Thermo generation	511,942	407,736	212,103
Construction revenue	408,086	481,314	536,482
Commercial	286,491	255,051	186,932
Cogeneration	271,641	246,841	187,457
Automotive	197,262	199,820	151,195
Other	36,957	41,267	26,484

	6,597,018	6,387,103	4,888,895
Radar
Property sales	69,162	85,308	5,694
Land lease	20,187	60,944	49,038
Other	13,365	11,310	—

	102,714	157,562	54,732
Lubricants
Lubricants	1,514,005	1,325,472	1,040,150
Basic oil	222,009	225,701	137,309
Other	15,713	51,025	7,740

	1,751,727	1,602,198	1,185,199
Other businesses	437	—	38
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(72,525,384)	(64,997,857)	(44,430,959)

Cosan Energia	8,420,328	8,146,863	6,128,864

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Logistics
North operations	2,925,114	—	—
South operations	888,502	—	—
Container operations	224,307	—	—
Logistics(i)	—	671,600	597,476
Port handling(i)	—	220,543	138,236
Other(i)	—	23,298	13,638

	4,037,923	915,441	749,350

Total	12,458,251	9,062,304	6,878,214

(i)	As the acquisition of ALL occurred on April 1, 2015, the result of information with segments are presented in the North Operations, comprised of the railway operations, transshipment and port elevation in the areas of the Company’s concession of ALL Malha Norte and ALL Malha Paulista.

Concentration of customers:

(i)	COMGÁS

No customers or specific group represented 10% or more of net sales for the periods presented.

(ii)	Logistic

In 2015, 34% of the segment’s net sales was generated from sales to Raízen Energia (27% for the year ended December 31, 2014; 35% for the nine month period ended December 31, 2013).

(iii)	Radar

In 2015, 20% of the segment’s net sales was generated from sales to Raízen Energia (15% for the year ended December 31, 2014; 22% for the nine month period ended December 31, 2013).

(iv)	Lubricants

No customers or specific group represented 10% or more of net sales for the periods presented.

7 Cash and cash equivalents

	December 31, 2015	December 31, 2014
Cash and bank deposits	305,510	152,720
Short-term investments	3,200,314	1,496,620

	3,505,824	1,649,340

Short-term investments are composed as follows:

	December 31, 2015	December 31, 2014
Exclusive funds
Repurchase agreements	1,252,229	423,535
Bank certificate of deposits—CDB	792,279	87,646
Other	199,919	—

	2,244,427	511,181

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Bank investments
Repurchase agreements	407,971	222,570
Bank certificate of deposits—CDB	542,658	762,869
Other	5,258	—

	955,887	985,439
	3,200,314	1,496,620

8 Investment securities

	December 31, 2015	December 31, 2014
Government security	334,167	32,871
Bank certificate of deposits—CDB	271,323	11,544
Debentures(i)	144,208	105,320

	749,698	149,735

(i)	In 2015, the Company acquired debentures of its associates Tellus Brasil Participações S.A. (“Tellus”) and Janus Brasil Participações S.A. (“Janus”), which have as business purpose of buying and selling of investment property. This represents 5% of the debentures issued by Tellus and Janus. The companies and other stakeholders are eligible to receive 90% of annual dividends proposed by them. The debentures are redeemable at the time that the entities effecting sales of properties, which are valued using fair market value on a quarterly basis. The debentures are classified as available for sale financial instruments (securities).

9 Trade receivables

	December 31, 2015	December 31, 2014
Domestic—Brazilian Reais	999,007	1,369,013
Export—Foreign currency	29,402	25,323
Allowance for doubtful accounts	(63,431)	(48,235)

	964,978	1,346,101

Current	904,245	865,109

Non-current	60,733	480,992

The ageing of trade receivables is as follows:

	December 31, 2015	December 31, 2014
Not overdue	836,314	780,010
Overdue:
From 1 to 30 days	84,981	119,520
From 31 to 60 days	18,561	29,863
From 61 to 90 days	9,159	33,897
More than 90 days	79,394	431,046
(-) Allowance for doubtful accounts	(63,431)	(48,235)

	964,978	1,346,101

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in the allowance for doubtful accounts are as follows:

At January 1, 2014	(28,628)
Provision	(22,277)
Reversal	2,670

At December 31, 2014	(48,235)
Provision	(48,620)
Reversal	31,749
Write-off	1,675

At December 31, 2015	(63,431)

10 Inventories

	December 31, 2015	December 31, 2014
Finished goods	289,708	223,706
Work in process	86,981	86,895
Spare parts and other	280,212	43,119

	656,901	353,720

Changes in the provision for slow moving inventory and obsolescence:

At January 1, 2014	(332)
Provision	(4,436)

At December 31, 2014	(4,768)
Provision	(6,758)
Reversal	8,158

At December 31, 2015	(3,368)

11 Other current tax receivable

	December 31, 2015	December 31, 2014
ICMS—State VAT(i)	597,023	91,121
COFINS—Revenue tax	235,980	12,604
PIS—Revenue tax	69,098	8,387
PAES—Special Program for Installment Payments	33,245	—
Provision for non-realization tax	(7,587)	(17,147)
Other	17,682	1,152

	945,441	96,117

Current	311,892	78,818

Non-current	633,549	17,299

(i)	The variation refers to the amount of assets acquired in the ALL’s business combination.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12 Other trade receivables

	December 31, 2015	December 31, 2014
Receivable from ExxonMobil(i)	—	332,405
Receivable from sale of discontinued operations	—	107,775

	—	440,180

Current	—	69,683

Non-current	—	370,497

(i)	The subsidiary CLE has a receivable from ExxonMobil related to tax debits included in the Brazilian Government’s tax amnesty and refinancing program (“Refis IV”), which are the responsibility of ExxonMobil Brasil Holdings BV (“ExxonMobil”).

On September 1, 2015, CLE was notified by the Brazilian Federal Revenue Service on the exclusion of tax installments due to the previously made deposits. Thus, the accounts receivable was offset to the balance in the same amount of taxes payable, related to the collection of tax debts included in the special program installment of federal taxes (“Refis IV”).

13 Related parties

a) Receivables from and payables to related parties:

	December 31, 2015	December 31, 2014
Current assets
Commercial operations
Raízen Energia S.A.	47,591	23,229
Raízen Combustíveis S.A.	3,052	2,576
Aguassanta Participações S.A.	6,371	6,340
Other	4,085	556

	61,099	32,701
Corporate operation / Agreements
Raízen Energia S.A.(i)	13,028	3,388

	13,028	3,388
Financial operations
Raízen Combustíveis S.A.	1,102	1,319
Rezende Barbosa Group	—	949

	1,102	2,268
	75,229	38,357

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Non-current assets
Receivables under the framework agreement
Raízen Energia S.A.(i)	89,763	104,984
Janus Brasil Participações S.A.	20,875	—
Raízen Combustíveis S.A.(i)	—	15,126

	110,638	120,110
Financial operations
Rezende Barbosa Group(ii)	70,365	84,996
Novvi Limited Liability Company	17,121	7,417
Other	8	4

	87,494	92,417
Corporate operation
Raízen Energia S.A.(i)	23,029	—
Other	184	—

	23,213	—
	221,345	212,527

Total	296,574	250,884

Current liabilities
Commercial operations
Raízen Energia S.A.(i)	46,582	25,926
Raízen Combustíveis S.A.(i)	71,489	1,283
Shell Brazil Holding B.V.	—	3,820
Other	(454)	96

	117,617	31,125
Corporate operations / Agreements
Raízen Energia S.A.(i)	78,653	94,892
Raízen Combustíveis S.A.(i)	7,810	11,402

	86,463	106,294
Financial operations
Other	—	22

	—	22
Total	204,080	137,441

b) Related party transactions:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Sales of goods and services
Raízen Energia S.A.	352,703	303,395	279,185
Raízen Combustíveis S.A.	98,235	—	—
Other	562	2,796	203

	451,500	306,191	279,388
Purchase of goods / Inputs
Raízen Energia S.A.	(2,431)	(109)	(13)
Raízen Combustíveis S.A.	(445,123)	(741)	(1,035)

	(447,554)	(850)	(1,048)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Land lease
Raízen Energia S.A.	58,508	54,045	43,995

	58,508	54,045	43,995
Shared income (expense)
Aguassanta Participações S.A.	431	440	295
Raízen Energia S.A.	(41,914)	(33,555)	(7,950)

	(41,483)	(33,115)	(7,655)
Financial result
Raízen Energia S.A.	2,440	2,613	1,781
Rezende Barbosa Group	10	421	804
Other	(200)	269	113

	2,250	3,303	2,698
Total	23,221	329,574	317,378

For the periods presented, no loss for doubtful accounts was recorded from commercial operations with its subsidiaries, associates and joint ventures.

The Company has lands leases for sugarcane plantation, using mean assumption the Total Recoverable Sugars (“ATR”) released by São Paulo State Council of Sugarcane, Sugar and Alcohol Producers (“CONSECANA”).

The Company allocates all revenues and costs on pro-rata bases between the entities of the group.

(i)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis to Cosan S.A.

(ii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries. These receivables are secured by Cosan S.A. shares.

c)	Officers’ and directors’ compensation

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Regular compensation	33,332	37,193	19,299
Stock option expense	12,661	12,924	6,595
Bonuses and other variable compensation	46,627	29,258	13,092

	92,620	79,375	38,986

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14 Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.(ii)	Novvi Limited Liability Company	Janus Brasil Participações S.A.(ii)	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	—
Shares held by Cosan	33,638,214	100,001	31,699,465	—
Cosan ownership interest	51.00%	50.00%	51.00%	—

At December 31, 2013	78,821	15,364	—	9,131	103,316
Equity in earnings (losses) of associates	9,657	(7,501)	—	1,384	3,540
Other comprehensive income (losses)	204	2,019	—	(2,693)	(470)
Dividends	(3,118)	—	—	—	(3,118)
Capital increase	7,294	4,640	13,063	1,500	26,497
Other	1,559	—	—	(647)	912

At December 31, 2014	94,417	14,522	13,063	8,675	130,677
Equity in earnings (losses) of associates	7,822	(11,586)	2,836	8,906	7,978
Other comprehensive income (losses)	(429)	3,847	—	2,767	6,185
Dividends	(2,261)	—	—	(4,000)	(6,261)
Business combination(i)	—	—	—	38,130	38,130
Capital increase	—	—	7,814	—	7,814
Other	89	—	—	(236)	(147)

At December 31, 2015	99,638	6,783	23,713	54,242	184,376

(i)	Related to investment of ALL.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial information of associates:

	Twelve months ended December 31, 2015
	Assets	Liabilities	Equity	Profit (loss) for the year	Total comprehensive loss
Tellus Brasil Participações S.A.(ii)	1,966,635	(3,013)	(1,963,622)	144,868	(8,813)
Novvi Limited Liability Company	13,951	(37,670)	23,719	(18,278)	—
Janus Brasil Participações S.A.(ii)	967,850	(135,084)	(832,766)	19,155	—
	Twelve months ended December 31, 2014
	Assets	Liabilities	Equity	Profit (loss) for the year	Total comprehensive income
Tellus Brasil Participações S.A.(ii)	1,865,488	12,421	1,853,067	192,553	4,334
Novvi Limited Liability Company	21,800	18,147	3,653	(14,847)	4,038
Janus Brasil Participações S.A.(ii)	254,749	103	254,646	(1,483)	—
	Nine months ended December 31, 2013
	Assets	Liabilities	Equity	Profit for the year	Total comprehensive income
Tellus Brasil Participações S.A.(ii)	1,664,607	119,130	1,545,477	290,686	2,263

(ii)	The Company is entitled to 5.1% of the economic benefits of the associate as established in the shareholders’ agreement.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo—COMGÁS	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	405,856,814	124,009,308	299,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,511,030	152,153,491	47,950,970	220,507,722	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.49%	36.73%	38.67%	73.74%	49.00%	81.08%	35.00%	—

At December 31, 2013	3,654,978	—	1,961,238	349,285	37,219	1,607,793	328,192	(505,215)	7,433,490
Equity in earnings of associates	105,153	9,368	210,196	28,784	152	100,253	17,567	—	471,473
Other comprehensive income (losses)	(17,690)	—	967	—	—	4,998	349	(234)	(11,610)
Dividends	(91,618)	(9,288)	(65,715)	(54,379)	—	(32,432)	(8,365)	6,504	(255,293)
Other	2,229	(186)	4,892	(54)	(305)	—	—	113	6,689

At December 31, 2014	3,653,052	(106)	2,111,578	323,636	37,066	1,680,612	337,743	(498,832)	7,644,749
Equity in earnings (losses) of associates	263,596	(10,948)	239,727	(127,721)	(135)	48,609	13,344	—	426,472
Other comprehensive income (losses)	(112,227)	1,255	432	11,085	—	7,053	395	(1,416)	(93,423)
Business combination	—	70,911	—	2,749,367	—	—	—	—	2,820,278
Dividends	(106,212)	—	(244,600)	(71,244)	(96)	(7,533)	(2,460)	1,510	(430,635)
Other	1,887	(15,069)	2,430	(18,879)	—	8	—	(112)	(29,735)

At December 31, 2015	3,700,096	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,337,706

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized balance sheet:

	Cosan S.A. Indústria e Comércio		Cosan Logística S.A.		Companhia de Gás de São Paulo—COMGÁS
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Current
Assets	951,424	696,504	181,262	21,415	2,780,989	1,841,957
Liabilities	(942,089)	(2,240,784)	(10,854)	(24,774)	(2,047,974)	(1,497,373)

Net current assets (liabilities)	9,335	(1,544,280)	170,408	(3,359)	733,015	344,584
Non-current
Assets	16,801,315	15,408,875	942,869	970,907	9,558,652	9,186,386
Liabilities	(7,964,462)	(5,046,319)	—	—	(4,427,331)	(3,658,708)

Net non-current assets	8,836,853	10,362,556	942,869	970,907	5,131,321	5,527,678
Equity	8,846,188	8,818,276	1,113,277	967,548	5,864,336	5,872,262

	Rumo Logística Operadora Multimodal S.A.		Radar Propriedades Agrícolas S.A.		Radar II Propriedades Agrícolas S.A.
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Current
Assets	123,881	145,211	182,118	166,766	7,712	803
Liabilities	(419,508)	(368,401)	(26,775)	(16,744)	(7,083)	(202)

Net current assets (liabilities)	(295,627)	(223,190)	155,343	50,022	629	601
Non-current
Assets	6,747,929	2,337,758	2,111,574	2,135,540	996,831	964,391
Liabilities	(2,867,833)	(820,026)	(51,892)	(44,899)	(29)	—

Net non-current assets	3,880,096	1,517,732	2,059,682	2,090,641	996,802	964,391
Equity	3,584,469	1,294,542	2,215,025	2,140,663	997,431	964,992

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.			Companhia de Gás de São Paulo—COMGÁS
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Net sales	—	—	—	—	—	—	6,597,017	6,387,104	4,888,897
Profit (loss) before taxes	409,406	26,413	(73,583)	(25,841)	104,316	120,819	866,742	734,945	560,443
Income tax (expenses) benefit	257,178	196,168	186,914	(4,189)	(4)	—	(248,354)	(203,810)	(152,740)

Profit (loss) for the year	666,584	222,581	113,331	(30,030)	104,312	120,819	618,388	531,135	407,703
Other comprehensive income	(359,989)	(46,053)	(6,503)	3,404	—	—	2,277	6,266	24,574
Total comprehensive income (loss)	306,595	176,528	106,828	(26,626)	104,312	120,819	620,665	537,401	432,277

Comprehensive income attributable to non-controlling interests	114,942	66,179	39,749	(9,780)	39,106	44,955	240,011	211,253	172,695
Dividends paid	(272,330)	(297,080)	(314,457)	—	—	—	(129,253)	(65,715)	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Rumo Logística Operadora Multimodal S.A.			Radar Propriedades Agrícolas S.A.			Radar II Propriedades Agrícolas S.A.
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Net sales	903,930	905,449	742,962	46,542	43,883	14,433	—	—	—
Profit (loss) before taxes	(182,164)	172,678	243,201	81,187	164,365	94,783	38,084	50,217	15,240
Income tax (expenses) benefit	23,757	(58,151)	(82,110)	(6,230)	(8,605)	(3,320)	(31)	(20)	—

Profit (loss) for the year	(158,407)	114,527	161,091	74,957	155,760	91,463	38,053	50,197	15,240
Other comprehensive income	12,966	—	—	8,698	22,157	16,017	1,415	3,603	2,604
Total comprehensive income (loss)	(145,441)	114,527	161,091	83,655	177,917	107,480	39,468	53,800	17,844

Comprehensive income attributable to non-controlling interests	(107,248)	28,632	40,273	67,827	144,255	87,145	13,814	18,830	6,245
Dividends paid	(300,000)	—	—	—	(25,928)	(1,945)	—	(8,365)	(5,250)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(i):

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.			Companhia de Gás de São Paulo—COMGÁS
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cash generated from operations	(490,417)	(500,267)	(177,750)	9,668	12	—	2,216,242	1,596,064	1,081,121
Income taxes paid	—	—	—	—	—	—	(86,693)	(111,970)	(121,308)

Net cash (used in) generated by operating activities	(490,417)	(500,267)	(177,750)	9,668	12	—	2,129,549	1,484,094	959,813

Net cash (used in) generated by investing activities	750,399	853,090	1,292,834	199,897	187,500	—	(512,803)	(661,546)	(610,418)

Net cash provided by (used in) financing activities	95,063	(232,910)	(1,170,480)	(36,718)	(186,500)	—	(622,810)	(384,798)	(140,942)

Increase (decrease) in cash and cash equivalents	355,045	119,913	(55,396)	172,847	1,012	—	993,936	437,750	208,453

Cash and cash equivalents at beginning of year	376,004	256,091	311,487	1,013	1	1	973,709	535,957	327,504
Cash and cash equivalents at end of the year	731,049	376,004	256,091	173,860	1,013	1	1,967,645	973,707	535,957

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Rumo Logística Operadora Multimodal S.A.			Radar Propriedades Agrícolas S.A.
	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cash generated from operations	282,631	105,840	229,711	23,042	68,173	29,256
Income taxes paid	(2,241)	(34,789)	(2,064)	(4,680)	(10,219)	(4,032)

Net cash generated by operating activities	280,390	71,051	227,647	18,362	57,954	25,224

Net cash (used in) generated by investing activities	(1,806,386)	(262,876)	(187,606)	(21,039)	(21,181)	(24,070)

Net cash provided by (used in) financing activities	1,480,502	(230,292)	(37,633)	—	(40,000)	(3,000)

Increase (decrease) in cash and cash equivalents	(45,494)	(422,117)	2,408	(2,677)	(3,227)	(1,846)

Cash and cash equivalents at beginning of year	74,826	496,943	494,535	3,394	9,189	10,703
Cash and cash equivalents at end of the year	29,332	74,826	496,943	717	5,962	8,857

(i)	Information presented for subsidiaries with significant non-controlling interest.

15 Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies, they are:

(i)	Raízen Combustíveis which owns a network of, approximately, 5,682 fuel service stations throughout Brazil, 63 distribution terminals and 59 airports terminals for supplying aviation fuel; and

(ii)	Raízen Energia, which produces and sell sugar, ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane—the main raw material used in the production of sugar and ethanol.

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

At December 31, 2013	3,326,482	5,171,777	8,498,259
Equity in earnings of joint ventures	503,176	85,252	588,428
Other comprehensive losses	(210)	(44,322)	(44,532)
Dividends	(610,982)	(26,912)	(637,894)
Other	—	242	242

At December 31, 2014	3,218,466	5,186,037	8,404,503
Equity in earnings of joint ventures	618,399	157,167	775,566
Other comprehensive losses	(6,909)	(218,518)	(225,427)
Dividends	(423,824)	—	(423,824)
Other	(201,298)	—	(201,298)

At December 31, 2015	3,204,834	5,124,686	8,329,520

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 6, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan has access to a credit line (stand-by facility) granted to Raízen in the amount of US$500 million, which was unused at December 31, 2015.

16 Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2013	2,281,509	314,104	2,595,613
Change in fair value	112,579	19,118	131,697
Transfers	247,890	(247,890)	—
Disposals	—	(60,243)	(60,243)

At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	53,507	(2,434)	51,073
Additions	3,535	38,300	41,835
Transfers(i)	(97,985)	106,964	8,979
Disposals	(6,000)	(17,981)	(23,981)

At December 31, 2015	2,595,035	149,938	2,744,973

(i)	The amount of R$ 8,979 refers from property, plant and equipment transfers to investment properties.

Investment properties include farms located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and jointly controlled entities. The leases have an average term of 18 years for the cultivation of sugarcane and 10 years for beans.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17 Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Construction in progress	Other	Total
Cost
At December 31, 2013	447,240	359,262	436,064	284,262	35,100	1,561,928
Additions	114	5,830	—	382,737	—	388,681
Disposals	(1,726)	(17,262)	—	2	(2,076)	(21,062)
Transfers	69,228	102,258	83,928	(411,359)	4,261	(151,684)

At December 31, 2014	514,856	450,088	519,992	255,642	37,285	1,777,863
Depreciation
At December 31, 2013	(80,419)	(153,996)	(41,584)	—	(14,019)	(290,018)
Additions	(15,807)	(36,810)	(14,104)	—	(4,710)	(71,431)
Disposals	1,388	16,147	—	—	1,948	19,483
Transfers	(8,778)	8,753	—	—	18	(7)

At December 31, 2014	(103,616)	(165,906)	(55,688)	—	(16,763)	(341,973)
At December 31, 2013	366,821	205,266	394,480	284,262	21,081	1,271,910

At December 31, 2014	411,240	284,182	464,304	255,642	20,522	1,435,890

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2014	514,856	450,088	519,992	—	255,642	37,285	1,777,863
Additions	23,896	9,538	246,652	665	1,436,325	18,354	1,735,430
Disposals	(2,063)	(2,253)	(3,338)	(7,584)	—	(29,174)	(44,412)
Transfers	63,299	101,152	570,753	1,012,955	(1,864,570)	25,778	(90,633)
Business combinations	259,969	104,698	2,900,978	2,562,561	996,637	414,847	7,239,690

At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Depreciation
At December 31, 2014	(103,616)	(165,906)	(55,688)	—	—	(16,763)	(341,973)
Additions	(27,626)	(67,149)	(149,211)	(227,466)	—	(44,843)	(516,295)
Disposals	1,632	1,306	781	280	—	874	4,873
Transfers	11,554	12,824	(44,568)	17,878	—	43,656	41,344

At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
At December 31, 2014	411,240	284,182	464,304	—	255,642	20,522	1,435,890

At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2015 amounted to R$ 3,726 (R$ 5,779 for the year ended December 31, 2014).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18 Intangible assets

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2013	703,956	8,307,282	751,555	252,474	719,186	200,825	10,935,278
Additions	—	502,942	—	—	149,236	22,554	674,732
Disposals	—	(19,539)	—	—	(6,773)	(1)	(26,313)
Transfers	—	(675)	146,965	—	675	4,719	151,684

At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Amortization
At December 31, 2013	—	(306,437)	(102,119)	(114,132)	(273,120)	(61,430)	(857,238)
Additions	—	(343,956)	(40,714)	(22,830)	(155,582)	(45,684)	(608,766)
Disposals	—	13,662	—	—	3,420	(97)	16,985
Transfers	—	—	—	—	—	11	11

At December 31, 2014	—	(636,731)	(142,833)	(136,962)	(425,282)	(107,200)	(1,449,008)
At December 31, 2013	703,956	8,000,845	649,436	138,342	446,066	139,395	10,078,040

At December 31, 2014	703,956	8,153,279	755,687	115,512	437,042	120,897	10,286,373

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Additions	—	424,279	—	—	83,178	28,439	535,896
Disposals	—	(52,545)	(470,970)	—	(7,728)	—	(531,243)
Transfers	—	(2,632)	4,979	—	2,696	67,764	72,807
Business combinations	9,335	7,504,935	—	—	—	79,713	7,593,983

At December 31, 2015	713,291	16,664,047	432,529	252,474	940,470	404,013	19,406,824
Amortization
At December 31, 2014	—	(636,731)	(142,833)	(136,962)	(425,282)	(107,200)	(1,449,008)
Additions	—	(417,170)	(45,571)	(22,827)	(155,346)	(49,124)	(690,038)
Disposals	—	42,095	—	—	5,217	—	47,312
Transfers	—	—	(5,414)	—	—	13	(5,401)

At December 31, 2015	—	(1,011,806)	(193,818)	(159,789)	(575,411)	(156,311)	(2,097,135)
At December 31, 2014	703,956	8,153,279	755,687	115,512	437,042	120,897	10,286,373

At December 31, 2015	713,291	15,652,241	238,711	92,685	365,059	247,702	17,309,689

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2015, amounted to R$ 20,098 (R$ 20,891 for December 31, 2014). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 11.47% p.a. for the year ended December 31, 2015 (10.93% p.a. for December 31, 2014)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	December 31, 2015	December 31, 2014
Gas distribution concession—COMGÁS(i)	Concession term	8,237,379	8,153,279
Concession rights—Rumo(ii)	Concession term	7,414,862	—

		15,652,241	8,153,279
Improvements to public rail concessions(iii)	Concession term	—	505,237
Operating license for port terminal(iv)	4.00%	238,711	250,450

		238,711	755,687
Trademarks
Mobil	10.00%	68,481	91,308
Comma	—	24,204	24,204

		92,685	115,512
Relationships with customers
COMGÁS	20.00%	313,694	375,119
Lubricants	6.00%	51,365	61,923

		365,059	437,042
Other
Software licenses	20.00%	126,469	83,889
Other	15.00%	121,233	37,008

		247,702	120,897
		16,596,398	9,582,417

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;

(iii)	Refers to improvements made to the Federal Government rail under concession and operated by ALL until March 31, 2015, when ALL was acquired by the Rumo; and

(iv)	Port operating license and customer relationships of Rumo, from the business combinations.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Impairment testing of cash-generating units goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For a better presentation, we segregate the analysis by segment as follows:

•	Logistic

During the year ended December 31, 2015, identified external indicators of impairment, such as increasing the basic interest rate and reduction in the market value of the Company’s shares that led to conducting impairment testing. The Company did not identify internal factors that could lead to a test since the Company (i) has reached the operating results of its business plan, (ii) did not change the use of assets (ii) did not show obsolescence or physical damage to its assets and also (iii) showed no performance decline in assets. The Company’s cash generating units coincide with its segments (i) Northern Operations, (ii) South Operations, and (iii) Container Operations.

The recoverable amount was determined using the discounted cash flow determined by management based on estimates that take into account the assumptions related to each business, using available market information, budget assumptions and past performance. Management understands it is adequate the utilization of periods longer than 5 years in the preparation of the discounted cash flows in order to reflect the estimated utilization of the assets during the concession period. In that context, two sets of discounted cash flows have been prepared considering: (i) cash flow for the current concession period and (ii) cash flows considering the concession renewals as contractually provided for. Management has initiated discussions with the granting power for the concession renewal of Malha Paulista and Malha Sul, and considers the renewals to be highly probable of occurring. This fact was considered in the probability allocation of the two sets of cash flows. If this assumption changes in the future as a consequence of a non-renewal, the carrying amount of the CGU South Operations may exceed its recoverable amount in the coming years.

The main assumptions used were (i) expectations of the Brazilian market of production of sugar, soybean meal and corn, destined mainly to the export volume, (ii) expectations related to rail freight rates, (iii) the ability to availability transport and port, and (iv) macro-economic conditions.

All these future cash flows were discounted at rates between 8-10% post tax (weighted average cost of capital), that reflect specific risks related to the relevant assets in its cash-generating unit. A change of 0.5 percentage point in the discount rate has an impact of about 7% on the estimated segments. The dollar has no significant impact on the projections and therefore the fluctuation of the exchange would have no significant effect on the estimated segments.

•	Cosan Energia

The combined carrying amounts of goodwill allocated to cash generating units are as follows:

	December 31, 2015	December 31, 2014
Cash-generating unit—Lubricants	612,797	603,462
Cash-generating unit—Other Businesses	43	43

	612,840	603,505

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The recoverable amount is determined by reference to the value in use, determined by the discounted cash flows model, based on management’s estimated budget information which takes into consideration assumptions related to each business, using market available information as well as previous performance, and the fair value less costs to sell. Discounted cash flows are estimated for a period of 10 years and in perpetuity assuming a real growth rate of zero. Management considers it is appropriate to estimate cash flows for a period longer than five years as this reflects the estimated period of use of the asset groups and businesses involved.

The main assumptions used consider the expected growth in operations based on expected segmented Gross Domestic Product—GDP and other macroeconomic factors, as well as expected sales price of commodities, using discount rates that reflect specific risks related to business.

Future cash flows are discounted using discount rates by weighted average cost of capital of 12.9% (2014: 11.8%) that reflect specific risks related to the relevant assets in its cash-generating unit. A change of 0.5 percentage point in the discount rate has an impact of about 10% on the estimated segments. The dollar has no significant impact on the projections and therefore the fluctuation of the exchange would have no significant effect on the estimated segments.

The impairment test performed as of December 31, 2015 did not result in the need to recognize impairment losses on the carrying value of intangible assets or goodwill. The determination of the recoverability of assets depends on certain key assumptions, as described above, which are influenced by current market, technological and economic conditions. These tests are not indicative of future impairment losses and/or whether they would be material.

19 Loans, borrowings and debentures

	Interest
	Index(i)	Annual interest(ii)	December 31, 2015	December 31, 2014	Maturity
Description
Loan and borrowings
BNDES	URTJLP	8.75%	2,851,793	13,231	Aug-2029
	Fixed	5.50%	1,016,225	307,230	Feb-2025
	TJ462	9.89%	809,660	834,565	Oct-2020
	Selic	16.20%	298,258	274,000	Oct-2020
	TJLP	9.82%	176,900	288,209	Oct-2018
	Selic	15.75%	5,595	—	Sep-2020
	Fixed	4.00%	4,684	3,420	Jan-2024
	IPCA	19.25%	4,152	3,483	Nov-2021
	URTJLP	10.85%	217	457,570	Jan-2017
EIB	US$+LIBOR	2.16%	869,014	691,463	Sep-2021
Foreign loans	LIBOR Sterling	3.95%	312,940	224,047	Dec-2019
FRN	US$	2.63%	216,134	—	Jan-2017
ECN	112% of CDI	15.97%	406,805	—	Sep-2019
	109% of CDI	15.51%	304,644	—	Oct-2018
	US$	3.40%	126,669	—	Jul-2016
Perpetual Notes	US$	8.25%	1,976,673	1,344,760	—
Resolution 4131	US$	3.11%	477,705	29,338	Oct-2020
	US$+LIBOR	2.40%	471,045	466,494	Mar-2018
	US$+LIBOR	1.76%	406,348	266,006	Nov-2016

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due 2018	Fixed	9.50%	875,376	874,494	Mar-2018
Senior Notes Due 2023	US$	5.00%	2,009,296	1,352,796	Mar-2023
FINEP	Fixed	5.00%	137,133	165,032	Nov-2020
Trade banks	CDI + 3.50%p.a.	18.13%	205,781	—	Sep-2016
	CDI + 4.91% p.a.	19.74%	195,632	—	Jun-2019
	Fixed	20.98%	3,898	—	Jun-2016
Working capital	CDI + 2.50% p.a.	17.00%	388,203	—	Dec-2018
	US$ + LIBOR	4.45%	100,121	133,185	Sep-2021
	CDI + 0.28% p.m.	18.03%	25,004	—	Dec-2016
	121.10% of CDI	17.37%	10,144	—	Nov-2016
	CDI + 1.43% p.a.	15.80%	—	85,628	—
	CDI + 1.20% p.a.	15.50%	—	101,515	—
	118% of CDI	16.89%	17,764	7,559	Apr-2016

			14,703,813	7,924,025
Debentures
Convertible debentures	URTJLP		2,592	—	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a	8.58%	1,431,607	—	Apr-2018
	CDI + 1.30% p.a.	16.48%	775,228	—	Oct-2017
	IPCA	15.62%	594,157	—	Dec-2025
	108% of CDI	18.79%	526,285	—	Jul-2018
	IPCA	16.53%	484,246	447,386	Sep-2020
	Fixed	10.10%	161,175	—	Oct-2020
	CDI	15.17%	119,785	131,229	Sep-2019
	% of net revenue	—	30,315	—	Jun-2016

			4,125,390	578,615
Total			18,829,203	8,502,640

Current			2,775,510	1,056,353

Non-current			16,053,693	7,446,287

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.

(ii)	As at December 31, 2015.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2015	December 31, 2014
13 to 24 months	3,019,933	751,980
25 to 36 months	5,018,106	944,817
37 to 48 months	1,358,827	1,874,414
49 to 60 months	1,391,162	672,319
61 to 72 months	528,441	435,042
73 to 84 months	289,532	79,978
85 to 96 months	2,125,934	4,535
Thereafter	2,321,758	2,683,202

	16,053,693	7,446,287

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

BNDES

Refers to the financing of expansion of the gas distribution, logistic segment and are allocated to investments in property, plant and equipment and intangible assets. Such contracts have the Company’s aval guarantee, bank guarantees and the transfer of fiduciary ownership of the goods described in the respective contracts.

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR, maturing in 2021 and secured by bank guarantees. The funds were used to expand and support the natural gas distribution network. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks for 89% of CDI.

FINEP

In November 2012, Cosan Biomassa S.A. obtained a bank loan of R$ 89,694, maturing in January 2021. These loans are secured by bank guarantees. These funds will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Foreign currency loans

On December 22, 2014, Cosan Lubes Investment renegotiated its loan maturing in December 2019; including the grace period for the principal amount of two and a half years. The original loan was disbursed on June 29, 2012, for a principal amount of £ 54,000 thousand and was obtained in order to acquire control of Comma Oil and Chemicals Limited in July 2012.

Export credit note—ECN

The credit notes will be settled through export by transport confirmation of export product to be made until 2019. As a contract in the amount of US$ 31,939 thousand, this is subject to exchange variation of the U.S. Dollar and annual fixed interest of 3.40%, with final maturity in July 2016 and bimonthly payments. The other contracts are subject to average interest rate of 15.77% for the CDI, payable semiannually and maturities for 2018 and 2019.

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued US$ 500,000 thousand of perpetual notes in the international capital market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Resolution 4,131

Refers to funds raised abroad with several financial institutions, maturing by 2020, aiming to finance the Company’s cash flow and controlled. To mitigate the risk of exchange and interest rate derivative instruments were contracted whose interest rate was changed to 84.3% of the CDI.

Company’s agreements have financial covenants, with amounts of net debt by EBITDA, as well as short-term debt ratio for total debt.

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

Senior Notes Due in 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of US$ 500,000 thousand, bearing annual interest of 5%, payable semiannually in September and March of each year. During the term of this title, the Company must maintain the net debt divided by EBITDA.

Bank debt – Working capital

On December 20, 2015, the Company entered into a loan in the amount of R$ 393,100, with a cost of CDI + 2.5% p.a. maturing in December 2018. The proceeds from this transaction were used for early repayment of debt, and are guaranteed by a Secured Agreement.

Debentures

On December 21, 2015, the subsidiary COMGÁS conducted the 4th issue of simple debentures, amounting to R$ 591,894, not convertible into shares, in three series, unsecured, without any additional warranty. The offering was registered in the Securities and Exchange Commission (“CVM”) pursuant to CVM Instruction 471 of August 8, 2008. The Company is required to maintain net debt ratios by EBITDA, as well as debt index short-term debt by the total.

On April 24, 2015, the subsidiary Rumo completed its first public issue of simple debentures, not convertible into shares, in a single series, with additional ALL’s fiduciary guarantees. The debentures were distributed with restricted placement efforts and with waiver with the Securities and Exchange Commission (“CVM”), pursuant to Article 6 of CVM Instruction 476, of January 16, 2009. The covenants under similar conditions those described for loans also have their net debt to EBITDA ratio.

Changes in loans, borrowings and debentures:

At December 31, 2014	8,502,640
Acquisition	5,201,072
Payment	(5,097,051)
Monetary and exchange variations	3,566,701
Business combination	6,639,223
Other	16,618

At December 31, 2015	18,829,203

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans and borrowings are denominated in the following currencies:

	December 31, 2015	December 31, 2014
Brazilian Real	11,863,258	3,994,551
US Dollar(i)	6,653,005	4,284,042
Pound Sterling	312,940	224,047

	18,829,203	8,502,640

(i)	On December 31, 2015, all debts denominated in US Dollars have currency risk protection through derivatives (Note 34).

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net debt / EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, being item (iii) applicable only to BNDES. Except for BNDES, whose measurement is required annually, a quarterly measurement is required on the reporting date, using the consolidated financial statements.

With the acquisition of ALL the Company initiated a process of discussion with the banks by setting new standards for the covenants. Except for BNDES, whose new net debt indicators / EBITDA and ICD are yet to be set, all other creditors have agreed to a ratio of up to 5.5x net debt / EBITDA. If the negotiations with BNDES require a lower leverage ratio, such ratio will be extended to all other creditors with equivalent covenants conditions. On December 31, 2015, quarterly financial covenants were met within the new established standards.

As BNDES has not set what will be the new metrics to the covenants, on December 29, 2015, the Company obtained a waiver of this institution as the declaration of early maturity.

As at December 31, 2015, the Company, its subsidiaries and joint ventures were in compliance with all debt financial covenants.

20 Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Less than one year	Between one and five years	More than five years	Total
Future minimum lease payments	715,517	1,192,763	287,920	2,196,200
Rolling stock	686,433	1,099,532	167,449	1,953,414
Terminal	24,197	87,480	120,471	232,148
Other	4,887	5,751	—	10,638
Interests	(175,902)	(226,959)	(51,638)	(454,499)
Rolling stock	(158,505)	(178,914)	(19,997)	(357,416)
Terminal	(16,458)	(47,970)	(31,641)	(96,069)
Other	(939)	(75)	—	(1,014)

Present value of minimum lease payments	539,615	965,804	236,282	1,741,701

Current				539,615

Non-current				1,202,086

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Leases have various expiration dates, the last maturing in June 2022. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of December 31, 2015, the future minimum lease payments under non-cancellable leases are as follows:

	December 31, 2015	December 31, 2014
Future minimum
lease payments
Less than one year	22,788	60,688
Between one and five years	24,364	274,310
More than five years	13,528	—

	60,680	334,998

The rentals are recognized as expenses (Note 31) on a straight-line basis over the life of the respective agreement.

21 Leases and concessions

	Leases	Concessions	Total	Judicial deposits
Payables
Malha Sul	39,157	26,749	65,906	—
Malha Paulista	—	24,944	24,944	—

	39,157	51,693	90,850	—
Court Discussion
Malha Paulista	1,174,138	1,559	1,175,697	116,510
Malha Oeste	899,369	58,328	957,697	18,060

	2,073,507	59,887	2,133,394	134,570

Total	2,112,664	111,580	2,224,244	134,570

Current			20,205

Non-current			2,204,039

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company recognizes expenses related to operating lease and concession agreements on a straight-line basis during the term of the concession period. The amount recognized in non-current liabilities refers to the amounts that have not been paid due to discussions in court about agreement conditions and/or portions allocated during the grace period. The liabilities of leases and concessions equivalent to the corrected value of the options granted, net of payments effected to the reporting date.

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, ALL Malha Paulista filed an interlocutory injunction and subsequently Declaratory Action before the 21th Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as expressed in the bidding documents.

ALL Malha Paulista required an injunction to suspend payment of installments of the concession and lease agreements, due and falling, and to offset the credit balance resulting from labor amounts paid by ALL with the amount charged by the Union. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease installments was being deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits for bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based in clauses 7 and 10 of the bidding documents.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

ALL Malha Oeste also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender—additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills—LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, leaving now the expertise of definition to determine the amount of balance and related aspects. In December 2015, the replacement of guarantee letters presented by ALL with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still pends offsetting with the Company’s reimbursement rights.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22 Commitments

a) Commitments for the acquisition of assets and regulatory targets

With the postponement of the Five-Year Tariff Review 2014 as a result of the publications of Resolutions ARSESP 493 and 494, both of May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule “, and the” provisional adjustment of marketing margins of São Paulo Gas Company—COMGÁS “, there is no set regulatory commitment in December 31, 2015 and 2014.

b) Gas purchase

COMGÁS has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were the Company to consume a volume of gas below its contractual obligation, the Company would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by COMGÁS were recognized as “Other non-current assets” in the statement of financial position (2015: R$ 205,725; 2014: R$ 163,686).

c) Regulatory assets (liabilities)

	December 31, 2015	December 31, 2014
Cost of gas to be recovered	114,076	243,713
Credits of taxes to be transferred	(3,910)	(1,120)
Adjustment to present value of taxes	192	61
Other	6,589	—

	116,947	242,654

Opening balance	242,654	347,729
Closing balance	116,947	242,654

Expense not recognized in the statement of profit and loss before income tax and social contribution	(125,707)	(105,075)

Regulatory liabilities	(145,545)	(124,495)
Adjustment	26,111	26,359
Other	(6,273)	(6,939)

	(125,707)	(105,075)

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

The balance of this account is considered as an asset or as a liability, pursuant to the regulator’s set of accounts and for income tax purposes. However, this account is not recognized under IFRS, because the respective balance is not considered as an asset or as a liability, as its realization or liquidation depends on further purchases by the Company’s consumers. Therefore, the balances presented above are not recorded in these consolidated financial statements.

d) Purchase of plastic packaging

CLE has take-or-pay purchase contracts, effective through December 2017, with plastic packaging suppliers for lubricants oil which establish minimum revenue based on the combination of prices and volumes guaranteed to have minimum volume sales to ensure the recovery of the costs of industrial operation. There were no amounts paid and not consumed by the Company in recent years.

23 Trade payables

	December 31, 2015	December 31, 2014
Natural gas suppliers	1,489,552	1,043,997
Materials and service suppliers	627,067	363,438
Fuels suppliers	3,535	—
Judicial deposits(i)	(294,976)	(294,976)
Other	139,834	—

	1,965,012	1,112,459
Current	1,963,981	1,112,459

Non-current	1,031	—

(i)	The contracts for the supply of natural gas have their composite price built in two parts: a part that is indexed according to a basket of fuel oil in the international market and readjusted quarterly; and another part that is readjusted annually based on the domestic and/or American inflation. The cost of gas is practiced in R$/m³, and the Bolivian gas is calculated at US$/MMBTU, with correction by the monthly exchange rate variation.

On February 25, 2014, COMGÁS obtained a preliminary injunction against Petrobrás, which assured the Company the right to provide a deposit of the controversial monthly value due to Petrobrás, corresponding to the difference in prices between (i) the price in the TCQ Contract for the Supply of Gas signed between COMGÁS and Petrobrás and (ii) the price under the Firm Contract signed between Petrobrás and Gás Brasiliano Distribuidora S.A., whereas the obligation of equality assumed before the Petrobrás Group with the State Regulatory Agency—ARSESP. Initially, the security was provided by bank deposits which, subsequently, after the preliminary injunction was granted by the STJ on November 6, 2014, were replaced by a letter of guarantee issued by a first-tier financial institution.

Therefore, the controversial values calculated based on the supply of gas from January to September 2014 were assured in a court decision upon a judicial deposit and the controversial values calculated found as of the supply of gas from October 2014 to September 2015 began to be secured by a bank guarantees. On December 31, 2015, the guaranteed value in the judicial deposit is R$ 294,976 and the guaranteed value through surety is of R$ 577,420.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

24 Other taxes payable

	December 31, 2015	December 31, 2014
ICMS—State VAT	73,692	67,777
Tax Amnesty and
Refinancing Program—REFIS(i)	56,041	524,703
COFINS—Revenue tax	23,080	18,702
INSS—Social security	7,483	2,739
PIS—Revenue tax	4,670	2,511
Other	39,901	25,874

	204,867	642,306
Current	153,540	307,741

Non-current	51,327	334,565

(i)	Tax amnesty and refinancing program (REFIS) for the settlement of amounts due for qualifying Brazilian federal taxes.

In 2014, the Company opted to pay a significant portion of the debts under Law 11,941 / 2009, through a compensation action in the amount of R$ 120,211, and obtaining interest penalty amnesty of R$ 36,377 recognized as gain on settlement of REFIS, presented in “Other expenses, net” (Note 33).

The portion of R$ 350,301 related to tax debits included in the Brazilian Government’s tax amnesty and refinancing program (“Refis IV”), was offset with the respective recovery balance, as mentioned in Note 12.

25 Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Profit before taxes	874,128	686,308	539,180
Income tax and social contribution at nominal rate (34%)	(297,204)	(233,345)	(183,321)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	266,405	201,269	84,161
Compensation action	114,844	—	—
Differences in tax rates on earnings / losses of overseas companies	24,699	5,421	(13,417)
Differences in tax rates on entities under Brazilian presumed profits tax regime	24,227	51,398	38,922
Tax profit of the activity (operating income)	20,219	—	—
Stock options	(4,305)	(4,400)	(2,242)
Interest on capital (net received)	(10,375)	(13,380)	(15,292)
Non-deductible expenses (donations, gifts, etc.)	(30,878)	(19,232)	(3,859)
Tax losses not recorded	(95,752)	(8,195)	67,367
Write off of tax loss carryforwards—Partial spin-off	—	(35,469)	—
REFIS discounts granted	—	9,972	—
Other	254	2,132	(11,513)

Income tax and social contribution benefit (expense)—current and deferred	12,134	(43,829)	(39,194)

Effective rate—%	(1.39)	6.39	7.27

(i)	Refers to compensation action recognized when it appeared certain that an inflow of economic benefits (Note 2.3).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

					December 31, 2014
	December 31, 2015
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	6,390,788	1,597,697	—	1,597,697	319,168
Social contribution tax loss carry forwards	6,447,435	—	580,269	580,269	116,578
Temporary differences
Foreign currency losses	2,756,707	689,177	248,104	937,281	303,488
Provision for judicial demands	1,043,323	260,831	93,899	354,730	183,714
Impairment	1,030,367	257,592	92,733	350,325	—
Business combination—Property, plant and equipment	725,755	181,439	65,318	246,757	(36,594)
Tax deductible goodwill	380,019	95,005	34,202	129,207	298,102
Gains or losses on actuarial liabilities	305,353	76,338	27,482	103,820	87,594
Allowance for doubtful accounts	279,456	69,864	25,151	95,015	53,385
Regulatory asset	225,778	56,444	20,320	76,764	82,503
Profit sharing	95,079	23,770	8,557	32,327	11,345
Other temporary differences	12,739	3,185	21,303	24,488	(33,390)
Unrealized gain on sale of investments	—	—	—	—	(18,772)
Concession contract	(36,918)	(9,229)	(3,323)	(12,552)	15,057
Assets held for sale	(40,766)	(815)	(440)	(1,255)	(773)
Business combination—Other fair value adjustments	(195,306)	(48,826)	(17,578)	(66,404)	(24,513)
Property, plant and equipment	(434,554)	(108,639)	(39,110)	(147,749)	(41,669)
Unrealized gains on derivatives instruments	(1,382,056)	(345,514)	(124,385)	(469,899)	(126,351)
Unrealized gains on investment properties	(2,015,231)	(40,305)	(21,764)	(62,069)	(74,801)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,036)
(-) Valuation allowance	(7,054,097)	(1,122,506)	(404,133)	(1,526,639)	—
Business combination—Intangible assets	(11,292,126)	(2,823,032)	(1,016,291)	(3,839,323)	(1,390,752)
Other	739,100	184,775	66,519	251,294	(113,393)

Total net liability		(1,837,335)	(643,618)	(2,480,953)	(1,525,110)
Deferred income tax—Assets				1,698,611	214,164
Deferred income tax—Liabilities				(4,179,564)	(1,739,274)

Total net deferred taxes				(2,480,953)	(1,525,110)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Recoverability of deferred tax assets:

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

At December 31, 2015, the Company expects to realize deferred taxes on loss carry forwards on income tax and social contribution as follows:

	December 31, 2015	December 31, 2014
No later than 1 year	120,349	6,646
Later than 1 year and no later than 5 years	149,626	64,427
Later than 5 years	1,907,991	364,673

	2,177,966	435,746

d)	Changes in deferred income taxes, net:

At December 31, 2013 – Net deferred tax liability	(1,466,434)
Recorded through income	112,673
Recorded through other comprehensive income	(19,073)
Acquisition cost of the preferred shares in subsidiaries	18,450
Use of tax loss carryforward—REFIS	(173,559)
Other	2,833

At December 31, 2014 – Net deferred tax liability	(1,525,110)
Recorded through income	188,611
Recorded through other comprehensive income	5,262
Business combinations	(1,148,848)
Other	(868)

At December 31, 2015—Net deferred tax liability	(2,480,953)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26 Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Tax	441,674	343,038	377,435	319,444
Civil, regulatory and environmental	284,344	139,268	181,180	48,445
Labor	467,913	175,473	121,609	50,496

	1,193,931	657,779	680,224	418,385

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2013	410,890	146,011	165,557	722,458
Accruals	11,962	12,882	86,241	111,085
Write-off / Reversals	(89,581)	(9,303)	(49,147)	(148,031)
Transfers	(1,070)	(17,164)	(31,902)	(50,136)
Business combinations	10,837	6,842	4,724	22,403

At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	25,833	29,176	52,684	107,693
Write-off / Reversals	(31,211)	(18,209)	(60,390)	(109,810)
Business combinations	72,449	105,496	280,630	458,575
Indexation and interest charges	31,565	28,613	19,516	79,694

At December 31, 2015	441,674	284,344	467,913	1,193,931

Tax claims

a) Judicial claims deemed to be probable losses, fully accrued

	December 31, 2015	December 31, 2014
Compensation with FINSOCIAL(i)	255,022	241,739
State VAT—ICMS credits(ii)	79,417	24,231
INSS—Social security(iii)	57,916	47,449
PIS and COFINS	2,781	—
IPI—Excise tax credit—NT	1,105	—
Federal income taxes	329	—
Other	45,104	29,619

	441,674	343,038

(i)	During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.

(ii)	A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (a.k.a. PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool.

(iii)	Mainly related to social security contributions, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Judicial claims deemed as possible losses, and therefore not accrued

	December 31, 2015	December 31, 2014
ICMS—State VAT(i)	1,904,253	1,572,934
Foreign financial operation(ii)	911,942	—
Federal income taxes(iii)	886,178	751,495
PIS and COFINS—Revenue taxes(iv)	879,669	680,065
IRRF—Withholding tax(v)	792,104	656,087
INSS—Social security and other(vi)	577,686	530,223
IPI—Excise tax credit—NT(vii)	484,606	441,707
Goodwill ALL(viii)	446,535	—
Penalties related to tax positions(ix)	258,391	—
Compensation with IPI—IN 67/98(x)	123,522	118,865
MP 470—Tax installments(xi)	113,814	—
Intermodal	76,914	—
Stock option	57,554	—
Financial transactions tax on loan	49,844	—
Social security contributions	40,855	—
Other	952,651	648,850

	8,556,518	5,400,226

(i)	In summary, these demands relate basically:

•	tax assessments filed against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the tolling services partnership with Central Paulista Açúcar e Álcool Ltda. in specified periods in 2006 and in 2007;

•	ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempted. However, the tax authorities, classify crystallized sugar as a semi-finished product, therefore subject to ICMS;

•	ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked;

•	disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not Company’s core business, ICMS cannot be offset;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	The State Tax Administration assessed the rail concessions for non-taxation of VAT (ICMS) on invoices for the provision of rail freight services for export. All assessments were contested, since there is a favorable position for taxpayers in the higher courts, based on the Federal Constitution and Complementary Law 87/1996; and

•	assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. The Company appealed at the administrative level. The Company is duly registered with the commercial registry with the corporate purpose of general warehouse, as well as being registered in the Federal Revenue Service and state tax authorities. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

(ii)	Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and social contribution calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and social contribution calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain (c) no inclusion, in the income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the social contribution calculation basis, using PIS and COFINS credits, (e) improper exclusion from taxable income and social contribution calculation using deferred taxes.

(iii)	In December 2011, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2006 to 2009. Such claim is based on the following: (a) tax benefits that arose from the deduction of goodwill amortization, (b) the offsetting of tax carry forwards and (c) taxes on revaluation differences of the property, plant and equipment. The Company filed its defense in January 2012 and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company quantified such possible loss.

In June 2013, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2009 to 2011, corresponding to the deduction of goodwill amortization. The Company challenged this assessment and has classified any potential loss as possible, consistent with the position of its legal advisors. The Company has quantified the possible loss and a remote loss in relation to the payment of fines.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iv)	Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9.718/98. The Supreme Court has already ruled on this issue, judging it unconstitutional.

Tax authorities assessed the ALL Malha Paulista for non-taxation of PIS and COFINS on revenues from mutual traffic and rite of passage billed against ALL Malha Norte. The chance of loss is considered possible as tax already has been collected by the concessionaire responsible for transporting from origin.

In 2012, ALL filed an application for refund of PIS and COFINS on fuels on the grounds that the amounts charged in the price exceeds the value of the actual credit. It turns out that tax authorities did not recognize the request for refund and imposed a fine for what they consider an improper request. ALL appealed and is awaiting an administrative decision on the issue.

(v)	In June 2013, the Company received an assessment notice issued for the payment of income tax withheld at source (“IRRF”). The withholding tax relates to an alleged capital gain arising from the acquisition of assets of companies located abroad. The Company presented its defense in July 2013 and, together with its legal advisors, rated the probability of loss as possible.

(vi)	The legal proceeding related to INSS payment with possible unfavorable outcome involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity; (c) assessment of social security contribution on internal market resale of merchandises or to third parties, which are not included in the calculation of the social security contributions tax basis—these should only apply to gross revenue from production and not to acquired merchandise.

(vii)	Federal exercise VAT: SRF Normative Instruction no 67/98 approved the procedures adopted by industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(viii)	Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against ALL Holding concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(ix)	The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(x)	SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

(xi)	The tax authorities rejected partially the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the NOLs offered by the companies were not sufficient to discharge their existing debts. The probability of loss is considered possible, since the NOLs existed and were available for such use.

Civil, labor, regulatory and environmental

a) Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	December 31, 2015	December 31, 2014
Civil	2,385,643	1,118,151
Labor	960,446	391,992
Regulatory	339,267	—
Environmental	295,984	—

	3,981,340	1,510,143

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

According to recent court decisions during the year it was recognized the amount of R$ 290,180 (net lawyer fees) related to another action described in “Other operating income (expense), net”, Note 33.

At December 31, 2015, the asset recorded for the indemnity lawsuit and corresponding provision for legal fees totaled R$ 830,461 and R$ 113,944 (R$ 460,103 and R$ 56,581 as at December 31, 2014), recorded in “other assets” and “other liabilities” respectively. The fair value of the asset is equivalent to the carrying amount.

27 Preferred shareholders payable in subsidiaries

On June 27, 2014, the Company executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.

These preferred shares will be remunerated based on a formula designed to provide a return over 15 years equivalent to the CDI rate (14.14% and 11.57% for the year ended December 31, 2015 and 2014, respectively). In the event the accumulated remuneration falls short of the minimum amount prescribed in the formula, as at April 30, 2021, the preferred shareholders will have a put against Cosan S.A. for an amount equivalent to the value of the initial investment plus interest based on the CDI less any CDI-indexed dividends paid.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28 Shareholders’ equity

a) Share capital

As of December 31, 2015, Cosan Limited’s share capital is composed of the following:

	Class A and / or BDRs	%	Class B1 shares	%
Shareholders—Common shares

Queluz Holdings Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15
Gávea Investimentos Ltda.	21,167,463	12.14	—	—
Skagen AS	16,120,419	9.25	—	—
MSOR Participações S.A.	1,811,250	1.04	—	—
Other	124,018,596	71.13	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2015, the capital authorized is US$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value US$ 0.01 each and 188,886,360 Class B Shares or par value US$ 0.01 each . The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b) Treasury shares

The Company holds 5,996,502 Class A treasury shares as of December 31, 2015 and 2014 with a market value of US$ 3.69 per share at December 31, 2015 (US$ 7.75 per share at December 31, 2014).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c) Other comprehensive (loss) income

	April 1, 2013	Comprehensive (loss) income	December 31, 2013	Comprehensive (loss) income	December 31, 2014	Comprehensive (loss) income	December 31, 2015
Foreign currency translation effects	(180,147)	(42,891)	(223,038)	(75,408)	(298,446)	(169,904)	(468,350)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	49,810	(6,426)	43,384	(53,958)	(10,574)	(225,205)	(235,779)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735	—	190,735	—	190,735
Actuarial (losses) gain on defined benefit plan	(11,917)	28,009	16,092	31,012	47,104	(19,072)	28,032
Changes in fair value of available for sale securities	(16,557)	9,077	(7,480)	6,013	(1,467)	8,215	6,748

Total	31,924	(12,231)	19,693	(92,341)	(72,648)	(405,966)	(478,614)

Attributable to:
Owners of the Parent	(58,908)	(25,979)	(84,887)	(80,731)	(165,618)	(312,589)	(478,207)
Non-controlling interests	90,832	13,748	104,580	(11,610)	92,970	(93,377)	(407)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29 Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 28).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 28). The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share for the year ended December 31, 2015 and 2014 and nine months period ended December 31, 2013 (in thousands of Brazilian Reais, except per share amounts):

	Twelve months ended December 31, 2015		Twelve months ended December 31, 2014		Nine months ended December 31, 2013
Profit attributable to ordinary equity holders for basic earnings		459,790		171,006		122,618
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(394)		(1,212)		(918)
Dilutive effect of put option		(15,601)		(15,601)		(15,601)

Profit attributable to ordinary equity holders adjusted for the effect of dilution		443,795		154,193		106,099

Weighted average number of shares outstanding		264,690,883		264,690,883		264,690,883
Basic earnings per share from continuing operations	R$	1.74	R$	0.65	R$	0.46
Diluted earnings per share from continuing operations	R$	1.68	R$	0.58	R$	0.40

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

ALL Malha Norte issued to BNDES Participações S.A., bonds convertible in to shares, remunerated at market rates, amounting to R$ 2,592 on December 31, 2015, whose maturity date is June 2016.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The stock option plan is out of money, so, the exercise price of the options granted is much higher than the average stock price during the period. These financial instruments have antidilutive effects in the periods presented.

30 Gross sales

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Gross revenue from sales of products	10,092,099	9,702,960	7,133,290
Gross revenue from sales of services	4,402,867	1,000,065	845,100
Construction revenue	408,086	481,314	536,482
Indirect taxes and deductions	(2,444,801)	(2,122,035)	(1,636,658)

Net sales	12,458,251	9,062,304	6,878,214

31 Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose for the year ended December 31, 2015 and 2014 and the nine month period ended December 31, 2013 are as follows:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Raw materials and consumables used	(6,062,912)	(4,767,550)	(3,533,382)
Employee benefit expense	(1,528,627)	(1,334,341)	(1,021,922)
Transportation expenses	(1,193,781)	(887,608)	(666,461)
Depreciation and amortization(i)	(1,129,727)	(662,196)	(424,580)
Leases and concessions expenses	(141,010)	—	—
Selling expenses	(65,096)	(60,906)	(76,067)
Leases expenses	(18,135)	—	—
Other	(364,713)	(251,275)	(226,715)

	(10,504,001)	(7,963,876)	(5,949,127)

Classified as:

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cost of sales	(8,663,635)	(6,413,720)	(4,878,229)
Selling	(900,728)	(881,543)	(603,965)
General and administrative(ii)	(939,638)	(668,613)	(466,933)

	(10,504,001)	(7,963,876)	(5,949,127)

(i)	Excludes R$ 16,600 presented as a deduction of net revenue (R$ 16,913 for the year ended December 31, 2014 and R$ 14,564 for the nine month period ended December 31, 2013).

(ii)	Research and development expenses for the year ended December 31, 2015 was R$ 821 (R$ 4,969 for the year ended December 31, 2014 and R$ 2,180 for the nine month period ended December 31, 2013).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

32 Financial results

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Cost of gross debt
Interest on debt	(1,406,482)	(717,904)	(415,992)
Exchange and monetary variations	(1,579,397)	66,944	(489,891)
Derivatives	1,272,427	167,979	282,396
Guarantees and warranties on debt	80,071	(21,310)	—

	(1,633,381)	(504,291)	(623,487)
Income from financial investment	353,853	139,699	99,169

Cost of debt, net	(1,279,528)	(364,592)	(524,318)

Other charges and monetary variations
Exchange and monetary variations	(58,173)	10,191	(10,542)
Monetary variation on leases and concessions agreements	(180,311)	—	—
Monetary restatement and interest on leases	(117,589)	—	—
Derivatives	21,925	1,640	(54,498)
Interest on other receivables	142,494	72,628	70,093
Interest on other liabilities	(582,004)	(130,151)	(135,646)
Bank charges	(125,495)	(119,165)	(45,193)
Other	13,953	(453,399)	(13,608)

	(885,200)	(618,256)	(189,394)

Financial results, net	(2,164,728)	(982,848)	(713,712)

Reconciliation
Finance expense	(2,629,440)	(1,060,802)	(804,606)
Finance income	588,475	217,112	179,904
Foreign exchange losses, net	(746,058)	(300,521)	(324,495)
Derivatives	622,295	161,363	235,485

Financial results, net	(2,164,728)	(982,848)	(713,712)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

33 Other income (expense), net

	Twelve months ended December 31, 2015	Twelve months ended December 31, 2014	Nine months ended December 31, 2013
Gains on compensation claims(i)	345,193	—	—
Changes in the fair value of investment properties	51,073	131,697	121,543
Gain on settlement of REFIS liability	36,377	28,440	—
Settlement of pre-existing relationship with business combinations	29,838	—	—
Earthquake-related income	28,776	1,254	2,266
Rental income	2,791	399	519
Harbor operations gains	20	9,628	5,687
(Loss) gain on disposal of non-current assets	(6,096)	(10,836)	(7,788)
Provisions for legal proceedings	(58,956)	(51,347)	(94,571)
Cost related to internal organization and prospective acquisitions(ii)	(147,669)	(134,614)	—
Other	19,715	4,139	48,616

	301,062	(21,240)	76,272

(i)	Refers to compensation action recognized when it appeared certain that an inflow of economic benefits (Note 2.3).

(ii)	Refers to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

34 Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amount of financial assets and financial liabilities are as follows:

	December 31, 2015	December 31, 2014
Assets
Fair value through profit or loss
Exclusive funds	2,244,427	511,181
Investment securities	749,698	149,735
Derivate financial instruments	2,430,296	890,578

	5,424,421	1,551,494
Loans and receivables
Cash and cash equivalents	1,261,397	1,138,159
Trade receivables	964,978	1,346,101
Receivables from related parties	296,574	250,884
Dividends receivable	12,064	36,130
Other trade receivables	—	440,180

	2,535,013	3,211,454
Total	7,959,434	4,762,948

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	13,895,414	5,991,887
Leases	1,741,701	—
Advances on real state credits	285,006	—
Trade payables	1,965,012	1,112,459
Other financial liabilities	236,698	—
Payables to related parties	204,080	137,441
Contingent consideration	217,377	186,649
Dividends payable	39,934	33,354
Tax installments—REFIS	56,041	524,703
Preferred shareholders payable in subsidiaries	2,042,878	1,926,888

	20,684,141	9,913,381
Fair value through profit or loss
Loans, borrowings and debentures	4,933,789	2,510,753
Post-employment benefits	344,447	301,850
Derivative financial instruments	742,498	333,435

	6,020,734	3,146,038
	26,704,875	13,059,419

During the year there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Risk management structure

The management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the Risk Management Committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The management, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

As at December 31, 2015 and 2014, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Exchange rate derivatives
Swap agreements	—	828,443	—	330,099
Forward agreements	2,058,190	178,127	46,247	21,250
Options	—	2,202,425	—	(8,842)

	2,058,190	3,208,995	46,247	342,507
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,083,526	221,560	(107,230)	(40,330)
Cross currency interest rate swaps	4,629,948	1,659,904	1,748,781	254,966

	5,713,474	1,881,464	1,641,551	214,636
Total financial instruments			1,687,798	557,143

Assets			2,430,296	890,578

Liabilities			(742,498)	(333,435)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	December 31, 2015	December 31, 2014
Cash and cash equivalents(i)	3,505,824	1,649,340
Trade receivables(ii)	964,978	1,346,101
Derivative financial instruments(iii)	2,430,296	890,578
Other trade receivables	—	440,180
Investment securities	749,698	149,735
Dividends receivable	12,064	36,130

	7,662,860	4,512,064

(i)	The Company held cash and cash equivalents of R$ 3,505,824 at December 31, 2015 (2014: R$ 1,649,340). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AAA.

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

(iii)	Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 19. The Company’s maximum exposure for financial guarantees and financial derivative instruments are as below.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The credit risk on cash and cash equivalents, investment securities and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2015	December 31, 2014
AAA	1,473,089	997,915
AA	4,068,000	501,124
A	357,399	—
BB	207,097	—
BBB	580,233	—

	6,685,818	1,499,039

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2015					December 31, 2014
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total

Loans, borrowings and debentures	(3,980,885)	(4,384,606)	(11,791,909)	(9,292,702)	(29,450,102)	(14,988,841)
Trade payables	(1,963,981)	(1,031)	—	—	(1,965,012)	(1,112,459)
Other financial liabilities	(236,698)	—	—	—	(236,698)	—
REFIS	(12,813)	(11,910)	(23,973)	(15,833)	(64,529)	(524,703)
Leases	(715,517)	(551,209)	(642,599)	(223,130)	(2,132,455)	—
Advances on real estate credits	(138,869)	(138,869)	(104,821)	—	(382,559)	—

	(7,048,763)	(5,087,625)	(12,563,302)	(9,531,665)	(34,231,355)	(16,626,003)

The Company has entered into an agreement with financial institutions that allow certain of its suppliers to anticipate payment of their receivables against the Company. Such operations are also known in the market as confirming or forfeiting. As of December 31, 2015, the consolidated balance anticipated by our suppliers with financial institutions was R$236,697. All these operations were with Banco Itaú at an average interest rate of 15.96%. The average term of these operations, which are recorded at their present values at the interest rate previously mentioned, is three months.

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

a)	Foreign exchange risk

As at December 31, 2015 and 2014, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	December 31, 2015	December 31, 2014
Cash and cash equivalents	256,003	95,017
Trade receivables	18,227	25,323
Advances to suppliers	85,155	—
Trade payables	(15,894)	—
Loans, borrowings and debentures	(6,653,006)	(4,508,089)
Advances from clients	(1,701)	—
Contingent consideration	(65,064)	(47,340)
Derivative financial instruments	6,688,138	4,868,899

Foreign exchange exposure, net	311,858	433,810

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at December 31, 2015, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2015, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2015	Scenario
		25%	50%	-25%	-50%
At December 31, 2015	3.9048	4.8810	5.8572	2.9286	1.9524

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Balance	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	256,003	64,001	128,002	(64,001)	(128,002)
Trade receivables	USD fluctuation	18,227	4,557	9,114	(4,557)	(9,114)
Advances to suppliers	USD fluctuation	85,155	21,289	42,578	(21,289)	(42,578)
Trade payables	USD fluctuation	(15,894)	(3,974)	(7,947)	3,974	7,947
Exchange rate derivatives	USD fluctuation	2,058,190	520,585	1,041,169	(520,585)	(1,041,169)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	4,629,948	1,200,482	2,400,964	(1,200,482)	(2,400,964)

Loans, borrowings
and debentures	USD fluctuation	(6,653,006)	(1,663,251)	(3,326,502)	1,663,251	3,326,502
Advances from clients	USD fluctuation	(1,701)	(425)	(851)	425	851
Contingent consideration	USD fluctuation	(65,064)	(16,266)	(32,532)	16,266	32,532

Impacts on profit or loss		311,858	126,997	253,994	(126,997)	(253,994)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b) Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2015
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	452,524	113,131	226,262	(113,131)	(226,262)
Investment securities	105,268	26,317	52,634	(26,317)	(52,634)
Leases	(246,276)	(61,569)	(123,138)	61,569	123,138
Advances on real state credits	(19,950)	(10,075)	(20,150)	10,075	20,150
Interest rate derivatives	(107,230)	(68,646)	(121,488)	58,945	139,189
Loans, borrowings and debentures	(1,688,098)	(422,024)	(844,049)	422,024	844,049

Impacts on profit or loss	(1,503,762)	(422,866)	(829,929)	413,165	847,630

(i)	The CDI and TJLP indexes considered of 14.14% and 7.00%, respectively, were obtained from information available in the market.

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes Due 2018 and 2023 listed on the Luxembourg Stock Exchange (Note 19) is based on their quoted market price as of December 31, 2015, of 78.71% (88.74% on December 31, 2014) and 83.83% (99.38% at December 31, 2014), respectively, of the face nominal value at December 31, 2015.

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 19) is based on their quoted market price as December 31, 2015 of 79.64% (101% at December 31, 2014) of the face value of obligations at December 31, 2015.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 19).

•	The fair values of the remaining of assets held for sale are derived from quoted market prices in active markets.

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	December 31, 2015	December 31, 2014	December 31, 2015		December 31, 2014
			Level 1	Level 2	Level 1	Level 2
Assets
Exclusive funds	2,244,427	511,181	—	2,244,427	—	511,181
Investment securities	749,698	149,735	—	749,698	—	149,735
Derivate financial instruments	2,430,296	890,578	—	2,430,296	—	890,578

Total	5,424,421	1,551,494	—	5,424,421	—	1,551,494

Liabilities
Loans, borrowings and debentures	(4,933,789)	(2,510,753)	—	(4,933,789)	—	(2,510,753)
Post-employment benefits	(344,447)	(301,850)	—	(344,447)	—	(301,850)
Derivative financial instruments	(742,498)	(333,435)	—	(742,498)	—	(333,435)

Total	(6,020,734)	(3,146,038)	—	(6,020,734)	—	(3,146,038)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2014	1,827,251	(183,086)	1,644,165
Interest amortization	(113,855)	(83,997)	(197,852)
Fair value	809,376	(555,503)	253,873

At December 31, 2015	2,522,772	(822,586)	1,700,186

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

35 Post-employment benefits

	December 31, 2015	December 31, 2014
Futura	48,414	23,048
Futura II	335	240
COMGÁS	295,698	278,562

	344,447	301,850

Pension plan

Defined contribution

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and COMGÁS Pension Plan – 10AC. The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

During the year ended December 31, 2015, an actuarial loss of R$ 121 (R$ 7 on December 31, 2014).

Actuarial obligation

Defined benefit

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

(i)	higher survival to that specified in mortality tables;

(ii)	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

(iii)	real family structure of different retirees established hypothesis.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company contributes to the following post-employment defined benefit plans:

•	Futura:

The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon—Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2015, the amounts of contributions totaled R$ 7,499 (R$ 8,757 for the year ended December 31, 2014). The weighted average duration of obligation is 11.09 years.

•	COMGÁS:

Obligations relating to plans for post-employment benefits, which include health care, pension for death, incapability assistance and lifetime medical care.

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2015, the amounts of contributions totaled R$ 16,250 (R$ 14,672 for the year ended December 31, 2014). The weighted average duration of obligation is 12.2 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2015	December 31, 2014
Actuarial obligation at beginning of the year	639,622	622,546
Current service cost	247	264
Interest expense	76,009	73,841
Actuarial (gain) loss arising from financial assumptions	(56,544)	3,879
Actuarial (gain) loss arising from experience adjustment	38,207	(21,173)
Benefits payment	(43,211)	(39,735)

Actuarial obligation at the end of the year	654,330	639,622

Fair value of plan assets at beginning of the year	(334,331)	(281,142)
Interest income	(38,770)	(33,317)
Earnings on assets greater than discount rate	(7,387)	(36,178)
Contributions paid	(7,499)	(8,757)
Benefit payments	26,961	25,063

Fair value of plan assets end of the year	(361,026)	(334,331)

Surplus for the year	293,304	305,291
Asset ceiling effect	51,176	—

Net defined benefit liability	344,480	305,291

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Total expense recognized in profit or loss is as follow:

	December 31, 2015	December 31, 2014
Current service cost	(247)	(264)
Interest expense	(37,239)	(40,524)

	(37,486)	(40,788)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2015	December 31, 2014
Actuarial (gain) loss arising from financial assumptions	56,544	(10,362)
Actuarial (gain) loss arising from experience adjustment	(38,207)	21,173
Earnings on assets greater than discount rate	7,388	36,178
Irrecoverable surplus change	(51,176)	—

Accumulated at the end of the year	(25,451)	46,989

Plan assets are comprised of the following:

	December 31, 2015		December 31, 2014
	Amount	%	Amount	%
Fixed income bonds	296,402	82.10	269,170	80.51
Variable-income securities	33,900	9.39	65,161	19.49
Other	30,723	8.51	—	—

	361,026	100.00	334,331	100.00

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		COMGÁS
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Discount rate	12.98%	11.92%	14.14%	12.78%
Inflation rate	5.30%	5.20%	6.50%	6.00%
Future salary increases	N/A	N/A	9.69%	9.18%
Increase in pension plans	5.30%	5.20%	6.50%	6.00%

The Company expects to make contributions for an amount of R$ 47,731 in relation to its defined benefit plan and variable contribution plan in 2016.

Sensitivity analysis

A quantitative sensitivity analysis for significant assumption on the defined benefit obligation as at December 31, 2015 is, as shown below:

	Discount rate
	Increase		Decrease
	1%	0.50%	-1%	-0.50%
Futura	(29,387)	—	34,778	—
Futura II	(16)	—	18	—
COMGÁS	—	(14,834)	—	16,225

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

36 Share-based payment

The Company grants to its executives the stock option plan, which is optional and the executives can use a portion of their profit-sharing amounts. The vesting period is time-based service rendered by the executives for the Company.

The plan includes shares issued by the Company up to the limit of 5% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established by the general guidelines of the plan and applicable legislation.

The exercise price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last thirty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice by the beneficiary.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The vesting period and share options outstanding at the end of the year are as follows:

				Number of instruments on December 31, 2015
Share option programs	Expected life (years)	Interest rate	Expected volatility	Granted	Exercisable options	Outstanding	Market price on grant date	Exercise price at December 31, 2015	Fair value at grant date—R$(i)
August 18, 2011 (A)	1 to 5	12.39%	31.44%	4,825,000	1,285,000	2,250,000	22.98	26.59	6,80
August 18, 2011 (B)	1 to 10	12.39%	30.32%	5,000,000	1,080,000	4,080,000	22.98	26.59	8,15
December 12, 2012	1 to 5	8.78%	31.44%	700,000	372,000	652,000	39.80	45.56	10.10
April 24, 2013	5	13.35%	27.33%	970,000	—	970,000	46.51	52.01	17,95
April 25, 2014	5	12.43%	29.85%	960,000	—	960,000	37.10	42.58	15,67
August 31, 2015	5	14.18%	33.09%	759,000	—	759,000	18.15	20.10	7.67
October 2, 2015	5	15.66%	62.94%	4,485,238	—	4,205,238	6.30	7.48	2.83

				17,699,238	2,737,000	13,876,238

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

Expected exercise—the expected timeframe for the exercise of the options was determined by considering the premise that executives exercise their options after the grace period.

Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares. Expected dividends used in the Black-Scholes for the year was 3.8%.

Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at BM&FBovespa on the grant date and for the equivalent term of the option maturity.

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted- average exercise price—R$
At December 31, 2013	9,345,000	26.09
Granted	1,705,000	40.62
Share options exercised	(1,818,000)	(25.21)
Cancellation or settlements	(320,000)	—

At December 31, 2014	8,912,000	30.09
Granted	5,244,238	9.31
Cancellation or settlements	(280,000)	—

At December 31, 2015	13,876,238	24.22

For the year ended December 31, 2015, R$ 12,661 (R$ 12,924 on December 31, 2014 and R$ 6,595 for the nine month period ended December 31, 2013) has been recognized as an expense related to the stock option plan. The options outstanding at December 31, 2015 had an exercise price in the range of R$ 24.17 to R$ 41.68 and a weighted-average contractual life of 3.9 years (2014: 2 years).