Form 20-F/A
period 2015-12-31
Cosan Ltd.
filed 2016-06-13
CIK 1402902

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

Yes  ☐    No   ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Annual Report” as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016) solely for the purpose of filing with the SEC the financial statements for the fiscal years ended March 31, 2016, 2015 and 2014 of Group Raízen – composed by Raízen Energia and Raízen Combustíveis as Exhibit 13.3.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 29, 2016.

PART III

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

1.2	By-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

2.1	Indenture dated as of January 26, 2007 among Cosan Finance Limited, as issuer, Cosan S.A. Indústria e Comércio and Usina Da Barra S.A.—Açúcar e Álcool, as guarantors, The Bank of New York, as trustee, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as principal paying agent and The Bank of New York Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007).

2.2	Indenture dated August 11, 2009 among CCL Finance Limited, Cosan Combustíveis e Lubrificantes S.A., (now CLE) The Bank Of New York Mellon, as Trustee, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Listing, Paying and Transfer Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2009).

2.3	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).

2.4	Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended March 31, 2013).

2.5	Indenture dated March 14, 2013 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent, Registrar and Calculation Agent and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2013).

4.1	Loan Agreement dated as of June 28, 2005 among Cosan S.A. Indústria e Comércio, as borrower, and International Finance Corporation (incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on June 25, 2007).

4.2	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.3	Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).

4.4	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).

4.5	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).

4.6	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011(incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).

4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011(incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).

4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).

4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).

4.12	Share Purchase Agreement for the acquisition of COMGÁS dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).

8.1	Subsidiaries of the Registrant (incorporated by reference as exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 29, 2016).

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.**

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.**

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.**

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.**

13.3	Combined consolidated financial statements for the fiscal years ended March 31, 2015, 2014 and 2013 of Raízen Group.**

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN LIMITED

By:	/S/ MARCELO EDUARDO MARTINS
Name:	Marcelo Eduardo Martins
Title:	Chief Financial Officer

Date: June 13, 2016