Form 20-F
period 2016-12-31
Cosan Ltd.
filed 2017-04-26
CIK 1402902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares as of December 31, 2016 was:

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒             Accelerated Filer  ☐             Non-accelerated Filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Yes    ☒  No

i

Presentation of Financial and Other Information

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

We have presented our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been audited by KPMG Auditores Independentes, or KPMG. Our consolidated financial statements as of December 31, 2014 and for the year ended December 31, 2014 have been audited by PricewaterhouseCoopers Auditores Independentes, or PwC. KPMG and PwC are independent registered public accounting firms, whose reports are included herein.

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia,” collectively referred to as “Raízen.” Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11- Joint Arrangements, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As such, for the nine-month period ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method previously applied until March 31, 2013, and the accounting for the joint ventures for the fiscal year ended March 31, 2013 has been restated for the impacts of retrospectively adopting IFRS 11. The joint ventures Raízen Combustíveis and Raízen Energia, were created on June 1, 2011, therefore the consolidated statement of profit or loss for the years ended March 31, 2011 and 2010 were not impacted by the adoption of IFRS 11. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—“Investments in Associates and Joint Ventures.” For further details, see note 15 to our financial statements.

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

On April 1, 2015, Cosan, through its subsidiary Rumo Logística Operadora Multimodal S.A. or “Rumo Logística,” acquired 100% of the common shares of ALL – América Latina Logística S.A., or “ALL.” Accordingly, we began consolidating ALL’s results within our own as from that date.

On September 30, 2016, Cosan S.A. entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar and Radar II”) through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, Cosan S.A. reduced its equity interest in Radar and Radar II from 37.7% to 3.0%. Cosan S.A. retains significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the inhibition of Cosan’s decision-making power defined on the shareholders agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

On October 8, 2016, ALL – América Latina Logística S.A. changed its corporate name to Rumo S.A. or “Rumo.” Subsequently, on December 31, 2016, Rumo Logística was merged into its wholly-owned subsidiary Rumo, as a result of which Rumo S.A. is the successor entity to Rumo Logística.

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Cosan S.A. and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

In 2016, amendments to IAS 16 and IAS 41 changed the accounting requirements for biological assets that fall within the definition of “bearer plants.” These amendments substantially impact Raízen Energia, and the following line items: “Investments in Joint Ventures” in our statement of financial position and “Equity in Earnings of Joint Ventures” in our statement statements of profit or loss.

Furthermore, during 2016, Cosan identified an immaterial error related to the recognition of tax installment liabilities, related to federal taxes other than income tax, referring to 2011. Cosan has determined that it was appropriate to revise its financial statements for the years ended December 31, 2016, 2015 and 2014. The revisions to correct the error in the applicable fiscal years are reflected in the financial information herein and will be reflected in future filings containing such information.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;

•	our ability to successfully compete in all segments and geographical markets where we currently conduct business or may conduct businesses in the future;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	government intervention resulting in changes in the economy, taxes and tariffs affecting the markets in which we operate;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to work together successfully with our partners to operate our partnerships (such as the Joint Venture and to integrate Companhia de Gás de São Paulo—COMGÁS or “Comgás” business into ours);

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás and Rumo;

•	inflation, depreciation, valuation and devaluation of the Brazilian Real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information––D. Risk Factors.”

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

For comparison purposes, we have compiled and included in this annual report certain financial information extracted from our unaudited condensed consolidated income statement for the twelve-month period ended December 31, 2013, to provide a meaningful point of comparison with the fiscal year ended December 31, 2014. Our unaudited condensed consolidated income statement for the twelve-month period ended December 31, 2013 was prepared by combining the audited condensed consolidated income statement for the nine-month period ended December 31, 2013 with the unaudited condensed consolidated income statement for the three-month period ended March 31, 2013.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito), or DENATRAN, the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores), or “ANFAVEA,” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or “BM&FBOVESPA,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP—Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” and the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” and the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL.” We believe that all market data in this annual report is reliable, accurate and complete.

v

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

All references in this annual report to “RTK” mean revenue ton kilometer.

All references in this annual report to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars. All references to the “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

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

The financial data at and for the fiscal years ended December 31, 2016, 2015 and 2014 and for the nine-month period ended December 31, 2013 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

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

The Company presents the following reportable segments:

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

(3) Comgás: distribution of piped natural gas under a concession covering part of the State of São Paulo (approximately 180 municipalities, including the São Paulo metropolitan area) to customers in the industrial, residential, commercial, automotive, thermo-generation and cogeneration sectors;

(4) Cosan Logística: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar;

(5) Moove, consisting of Cosan Lubrificantes e Especialidades S.A. or “Cosan Lubrificantes” and Comma Oil & Chemicals Ltd. or “Comma:” production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay, Paraguay and Spain, as well as in the European and Asian markets under the Comma trademark; and

Reconciliation

(1) Cosan Corporate: other investments (including Radar and its affiliates, which manages, buys, sells and leases agricultural land), in addition to the corporate activities of the Company. The other business segments include the financing subsidiaries for the Cosan group.

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

	As of and for Fiscal Year Ended			As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
	(in millions of Reais, except where otherwise indicated)
Consolidated Income Statement Data:
Net sales	12,518.1	12,355.5	8,904.7	8,867.4	6,878.2	2,597.0	4,586.2	4,563.6
Cost of sales	(8,317.5)	(8,645.7)	(6,353.1)	(6,263.7)	(4,878.2)	(1,825.9)	(3,211.3)	(3,696.2)

Gross profit	4,200.6	3,709.8	2,551.6	2,603.7	2,000.0	771.1	1,374.9	867.4

Selling expenses	(1,037.5)	(900.7)	(881.5)	(802.4)	(604.0)	(261.0)	(459.4)	(318.4)
General and administrative expenses	(1,000.7)	(911.7)	(632.1)	(606.0)	(467.0)	(280.5)	(419.5)	(274.5)
Gain on the de-recognition of subsidiaries to form the JVs	—	—	—	—	—	—	—	2,752.7
Other income (expense), net	(116.3)	252.3	(152.8)	148.1	76.3	101.9	173.7	(21.7)
Total operations income / (expenses)	(2,154.5)	(1,560.1)	(1,666.5)	(1,260.3)	(994.6)	(439.5)	(705.2)	2,138.1

Income before equity in earnings of investees and financial results	2,046.1	2,149.7	885.1	1,343.5	1,005.4	331.6	669.7	3,005.5
Equity in earnings of investees	1,565.7	703.1	580.0	355.4	247.5	461.2	674.3	388.6
Financial results	(3,055.8)	(2,184.5)	(996.8)	(893.6)	(713.7)	(243.3)	(423.1)	(259.1)

Profit before taxes	556.0	668.3	468.3	805.3	539.2	549.5	920.9	3,135.0
Income tax (expense) benefit:
Current	(228.6)	(167.7)	(143.3)	(157.7)	(130)	(72.3)	(100.1)	(58.7)
Deferred	166.9	198.1	119.7	54.4	90.8	85.2	(26.3)	(960.4)

	(61.7)	30.4	(23.6)	(103.3)	(39.2)	12.9	(126.4)	(1,019.1)
Profit from continuing operations	494.2	698.7	444.7	702.0	500.0	562.4	794.5	2,115.8
(Loss) profit from discontinued operation, net of tax	(35.3)	100.9	180.6	(3.4)	—	142.2	138.9	64.2

Profit for the period	458.9	799.6	625.3	698.7	500.0	704.6	933.5	2,180.1
Net income for the period attributable to non-controlling interests	(181.2)	(394.0)	(465.1)	(483.5)	(377.4)	(368.9)	(509.4)	(1,003.7)

Net income for the period attributable to owners of the parent (including discontinued operations)	277.8	405.6	160.2	215.2	122.6	335.7	424.1	1,176.4

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	4,499.6	3,505.8	1,649.3	1,509.5	1,509.5	1,470.0	1,544.1	1,036.2
Marketable securities	1,291.6	605.5	149.7	88.0	88.0	—	105.9	—
Inventories	630.8	656.9	353.7	312.0	312.0	288.3	275.7	151.0
Property, plant and equipment	10,726.4	9,805.9	1,435.9	1,271.9	1,271.9	1,142.6	1,178.3	1,656.1
Intangible assets and goodwill	17,109.4	17,309.7	10,286.4	10,078.0	10,078.0	10,406.9	9,614.9	1,469.4
Total assets	50,469.9	52,249.2	29,696.3	28,615.7	28,615.7	25,035.9	27,521.0	15,864.1
Current liabilities	6,629.1	6,922.6	2,970.9	2,650.7	2,650.7	2,578.4	2,987.1	602.9
Non-current liabilities
Loans, borrowings and debentures	18,338.5	18,829.2	8,502.6	9,093.0	9,093.0	7,267.0	8,508.0	2,077.4
Provision for legal proceedings	1,268.6	1,193.9	657.8	722.5	722.5	829.0	825.7	764.3
Equity attributable to owners of the parent	6,272.5	5,913.7	5,795.4	5,886.3	5,886.3	5,850.9	5,997.3	5,564.3
Equity attributable to non-controlling interests	9,737.3	10,275.5	7,615.0	7,433.5	7,433.5	7,331.0	7,208.7	3,862.3

Total shareholders’ equity	16,009.8	16,189.2	13,410.4	13,319.8	13,319.8	13,181.9	13,206.0	9,426.6

Consolidated Other Financial Data:
Depreciation and amortization	1,735.3	1,178.1	678.1	598.5	439.1	175.4	334.8	260.9
Net debt(1)	12,092.0	13,030.1	6,146.4	7,312.9	7,310.4	6,768.0	6,722.3	1,046.5
Working capital(2)	2,139.9	(87.4)	594.2	913.3	913.3	542.1	456.3	1,297.0
Cash flow provided by (used in):
Operating activities	3,635.4	3,350.6	1,117.2	1,350.2	1,130.3	103.1	283.1	652.0
Investing activities	(727.0)	(1,003.1)	(308.5)	(1,025.7)	(504.9)	(2,866.8)	(2,710.6)	(1,180.2)
Financing activities	(1,819.3)	(542.6)	(658.6)	(316.6)	(673.4)	3,198.2	2,931.3	276.8
Basic earnings per share from continuing operations	R$1.23	R$1.44	R$0.46	R$0.81	R$0.46	R$1.26	R$1.27	R$4.23
Diluted earnings per share from continuing operations	R$1.16	R$1.38	R$0.40	R$0.75	R$0.40	R$1.26	R$1.21	R$4.23
Basic earnings per share from discontinued operations	(R$0.18)	R$0.09	R$0.15	R$0.01	—	R$0.02	R$0.33	R$0.15
Diluted earnings per share from discontinued operations	(R$0.18)	R$0.09	R$0.15	R$0.01	—	R$0.02	R$0.33	R$0.15
Number of shares outstanding	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385
Declared dividends (millions of Reais)	975.4	531.5	445.5	328.3	328.3	153.7	468.9	141.0
Declared dividends (millions of U.S. dollars)	U.S.$ 299.3	U.S.$ 136.1	U.S.$ 167.7	U.S.$ 140.1	U.S.$ 140.1	U.S.$ 75.2	U.S.$ 232.8	U.S.$ 77.4

	As of and for Fiscal Year Ended			As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012
	(in millions of Reais, except where otherwise indicated)
Declared dividends per share (Reais)	R$3.6851	R$2.0080	R$1.6832	R$1.24024	R$1.24024	R$0.57247	R$1.77156	R$0.53130
Declared dividends per share (U.S. dollars)	U.S.$ 1.1307	U.S.$ 0.5142	U.S.$ 0.6337	U.S.$ 0.52943	U.S.$ 0.52943	U.S.$ 0.28014	U.S.$ 0.87971	U.S.$ 0.29160
Other Operating Data:
Crushed sugarcane (in million tons)	62.2	59.9	57.1	61.4	61.4	56.2	56.2	52.9
Sugar production (in million tons)	4.4	4.1	4.1	4.5	4.5	4.2	4.2	3.9
Ethanol production (in billion liters)	2.1	2.1	2.1	2.0	2.0	1.9	1.9	1.9
Volume of fuel sold (in million liters)(3)	24,831.5	25,076	25,027.8	23,214.1	17,903.0	16,656.3	21,967.4	18,526.3
Volume loaded (Cosan Logística) (in million tons)	13.1	11.7	11.1	9.2	7.0	6.4	8.6	7.8
Transported volume (Cosan Logística) (in million RTK)	40.3	44.9	—	—	—	—	—	—
Natural gas (Comgás) (in million m³)	4,323.0	5,210.9	5,458.7	5,457.0	4,089.9	926.3	2,293.3	—
Volume of lubricants and base oil sold (in million liters)	328.9	316.9	319.8	315.6	243.1	214.0	286.6	216.7

(1)	Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.
(2)	Working capital consists of total current assets less total current liabilities.
(3)	Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

The table below provides a reconciliation of Net debt, a non-GAAP measure:

	As of and for Fiscal Year Ended			As of and for Twelve-Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013	March, 31 2012
	(in millions of Reais, except where otherwise indicated)
Current loans, borrowings and debentures	2,404.0	2,775.5	1,056.4	1,050.9	1,050.9	1,139.7	1,608.4	83.5
Non-current loans, borrowings and debentures	15,934.5	16,053.7	7,446.3	8,042.1	8,042.1	7,267.0	6,899.6	1,993.9
Total	18,338.5	18,829.2	8,502.7	9,093.0	9,093.0	8,406.7	8,508.0	2,077.4
Cash and cash equivalents	(4,499.6)	(3,505.8)	(1,649.3)	(1,509.6)	(1,509.6)	(1,470.0)	(1,544.1)	(1,036.2)
Marketable securities	(1,291.6)	(605.5)	(149.7)	(88.0)	(88.0)	—	(105.9)	—
Total	(5,791.2)	(4,111.3)	(1,799.0)	(1,597.6)	(1,597.6)	(1,470.0)	(1,650.0)	(1,036.2)
Derivatives on debt	(455.3)	(1,687.8)	(557.2)	(182.5)	(182.5)	(168.7)	(135.8)	5.3

Net debt	12,092.0	13,030.1	6,146.5	7,312.9	7,312.9	6,768.0	6,722.3	1,046.4

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of Reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the Real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the Real declined against the U.S. dollar. Between 2004 and 2008, the Real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the Real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the Real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017 to the date of this annual report, the Real has continued to appreciate against the U.S. dollar due to optimism about economic recovery in Brazil and the improved political climate. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the Real may fluctuate substantially against the U.S. dollar.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to receive dividends from our subsidiaries Cosan S.A. and Cosan Logística S.A. We cannot assure you that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our Brazilian Depositary Receipts, or “BDRs,” on BM&FBOVESPA, as well as the U.S. dollar value of any distributions we receive from our subsidiaries Cosan S.A. and Cosan Logística S.A., which will be made in Reais. See “—D. Risk Factors—Risks Related to Brazil.”

The following tables set forth the selling rate, expressed in Reais per U.S. dollar (R$/U.S.$), for the periods indicated:

Year	Period-end	Average(1)	Low	High
March 31, 2012	1.822	1.699	1.534	1.901
December 31, 2012	2.044	2.006	1.822	2.112
March 31, 2013	2.014	2.004	1.822	2.112
December 31, 2013	2.343	2.160	1.953	2.446
December 31, 2014	2.656	2.354	2.197	2.740
December 31, 2015	3.905	3.330	2.575	4.195
December 31, 2016	3.259	3.512	3.119	4.156

Month	Period-end	Average(2)	Low	High
October 2016	3.181	3.191	3.119	3.236
November 2016	3.397	3.350	3.202	3.445
December 2016	3.259	3.355	3.259	3.465
January 2017	3.127	3.197	3.127	3.273
February 2017	3.099	3.105	3.051	3.148
March 2017	3.168	3.129	3.077	3.174
April 2017 (through April 24, 2017)	3.125	3.131	3.092	3.146

Source:	Brazilian Central Bank.
(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our shares and the BDRs could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate

We may not be successful in reducing operating costs and increasing operating efficiencies.

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. We may not be able to achieve the cost savings that we expect to achieve as a result of several factors, including increases in the price of our raw materials and other cost inputs.

Given the highly competitive markets in which we operate, with prices often being defined by global supply and demand, it is highly likely that we will not pass on material cost increases, which would materially adversely affect our financial performance.

The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.

We have grown substantially through acquisitions. We may continue to expand by acquiring or investing, directly or indirectly, from time to time, in businesses considered suitable by our management that are consistent with our values and that are expected to generate positive returns. We may also enter into strategic alliances to increase our competitiveness. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of any particular transaction being completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets on acceptable terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves.

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

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of volatility of sugar prices and exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the counterparty to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. We may incur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities prices decrease.

The costs of complying with current and future legislation related to environmental protection, health and safety, and the contingencies arising from environmental damage and affected third parties may have a material adverse effect on our business, results of operations as well as on our financial condition.

The judicial and administrative penalties, including criminal sanctions, imposed on those who fail to comply with environmental laws are applied irrespective of whether there exists any obligation on such persons to repair any damage caused to the environment. Furthermore, the obligation to repair environmental damage caused may be imposed upon all parties deemed to be involved in such damage, whether directly or indirectly and regardless of such parties’ actual culpability. As a result, when we hire third parties to perform work for us, such as the disposal of waste or vegetation suppression, we are not exempt from liability for any environmental damage caused by these independent contractors. In addition, we can be held liable for any and all consequences arising from the exposure of people to harmful substances or other environmental damage. The costs of complying with current and future legislation related to environmental protection, health and safety, and the contingencies arising from environmental damage and affected third parties may have a material adverse effect on our business, results of operations as well as on our financial condition.

Technological advances could affect demand for our products or require substantial capital expenditures for us to remain competitive.

The development and implementation of new technologies may result in a significant reduction in the costs of sugar and ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. Advances in the development of alternatives to sugar and ethanol also could significantly reduce demand or eliminate the need for sugar and ethanol as a fuel oxygenate. Any advances in technology which require significant capital expenditures to remain competitive or which otherwise reduce demand for sugar and ethanol will have a material adverse effect on our business and financial performance.

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

Lack of service providers for our expansion projects could adversely affect our business.

We are engaged in a number of expansion projects within our concession area that will require a significant number of service providers, which may not be available. Consequently, if we are unable to contract the necessary services due to service industry shortages or a lack of providers with the technical ability to provide the services we require, this could have an adverse on our expansion projects or lead to delays in the execution of our expansion projects as new service providers go through an approval process and develop the technical qualification to commence operations. Any delay or failure to commence or continue our expansion projects within our projected timeframe or budget could have a material adverse effect on our business, financial condition and results of operations.

We depend on our information technology systems, and any failure of these systems could adversely affect our business.

We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information. Our information technology systems are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Failures or significant disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our general business operations. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition. Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation, or (3) expose us to liability to our suppliers, customers, other third parties or government authorities. Any of these developments could have an adverse impact on our business, financial condition and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

All of our employees are represented by labor organizations. Our relationships with these labor organizations are governed by labor agreements or collective bargaining agreements which we negotiate with labor organizations. Upon the expiry of such agreements, we are required to renegotiate new agreements with the applicable labor organizations. As part of these renegotiations, new terms and conditions may be established. In certain cases, these agreements may not be renewed, which could lead to strikes and/or stoppages in our activities and have an adverse impact on our business, financial condition and results of operations.

We operate in industries in which the supply, demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and globally.

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

Weather conditions have caused volatility in the ethanol and sugar sectors and, consequently, in our operational results by causing crop failures or reduced harvests. Floods, droughts and frosts, which can be influenced by global climate change, may affect the supply and prices of the agricultural commodities we sell and use in our business. Future climate conditions may reduce the quantity of sugar and sugarcane that we can obtain in a given crop or the sucrose content of the sugarcane. In addition, our production of sugar and ethanol is contingent on our ability to incur capital expenditures to renew sugarcane crops.

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

The prices we are able to obtain for sugar depends, in large part, on prevailing market conditions. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations. The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to higher historical volatility when compared to many other commodities. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS,” changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Sugar prices reached their highest levels in nearly 30 years during the 2010 fiscal year, reflecting the deficit in global sugar production. However, from 2010 to 2014, sugar prices decreased due to the increase in global sugar supplies. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance.

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

We may not successfully implement our plans to sell energy from our cogeneration projects, and the Brazilian government’s regulation of the energy sector may adversely affect our business and financial performance.

Our current total installed energy cogeneration capacity is approximately 940 MW, which is used to generate energy for our own industrial operations and to sell surplus energy to third parties. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, may adversely affect the implementation of this element of our business strategy.

Any failure in the implementation of these plans may have a material adverse effect on our business, financial condition and results of operations.

A reduction in market demand for ethanol or a change in governmental policies requiring that ethanol be added to gasoline may have a material adverse effect on our business.

We produce and sell three different types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline).

Governmental authorities of several countries, including Brazil and the United States, currently require the use of anhydrous ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) has set the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1 dated March 04, 2015, the current anhydrous ethanol percentage for regular gasoline is 27% and for additive/premium gasoline is 25%. Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material adverse effect on our business, results of operations and financial condition.

Government policies and regulations affecting the agricultural and fuel sectors and related industries could have a material adverse effect on our operations and profitability.

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

Future government policies in Brazil and elsewhere may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Our operations are currently concentrated in the state of São Paulo. Any changes affecting governmental policies and regulations regarding natural gas in the state of São Paulo (at the federal, state or municipal level) may have a material adverse effect on our business and financial performance.

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

Raízen Energia, Raízen Combustíveis and Moove are subject to the application of regulatory penalties in the event of non-compliance with the terms and conditions of their respective authorizations, including the possible revocation of such authorizations.

Raízen Energia performs generation activities in accordance with the regulation applicable to the energy sector and with the terms and conditions of authorizations granted by the Brazilian government, through ANEEL. The duration of such authorizations varies from 30 to 35 years.

ANEEL may apply regulatory penalties to Raízen Energia in the event of non-compliance with the authorizations or with the energy sector regulation. Such penalties may include warnings, fines (in some cases up to 2% of our revenues for the last 12 months), restrictions on Raízen Energia’s operations, temporary suspension from participating in public bidding procedures to obtain new permissions, authorizations and concessions, prohibition from contracting with ANEEL, and revocation of its authorizations, based upon the gravity of the infraction.

In addition, Raízen Combustíveis performs fuel distribution activities and Moove manufactures and distributes lubricants in accordance with the regulation applicable to the oil and gas sector and with the terms and conditions of the authorizations granted by the Brazilian government, through the ANP. The ANP may apply regulatory penalties to Raízen Combustíveis and Cosan Lubrificantes in the event of non-compliance with the authorizations or with the oil and gas sector regulation. Such penalties may include fines, seizure and/or destruction of product, cancellation of product registry, partial or total interdiction of commercial establishments, and revocation of regulatory authorization, among others. The fines may vary from R$5,000 to R$5,000,000 based upon the type and gravity of the infraction.

Raízen Energia, Raízen Combustíveis and Moove cannot assure that they will not be penalized by ANEEL or ANP, respectively, nor can they assure you that they will comply with all terms and conditions of their authorizations and with the regulation applicable to their respective businesses, which may have a material adverse effect on our business, results of operations and financial condition.

Raízen Energia and Raízen Combustíveis face significant competition, which may have a material adverse effect on our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers in the United States, India, Thailand, Australia, among other countries and producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than us. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Biosev (the second largest ethanol and sugar producer in Brazil), Tereos—Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil that market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or Copersucar. Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

We face strong competition from international producers, particularly in highly regulated and protected markets, such as the United States and the European Union. Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government were to create incentives for sugar imports, we could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors have greater financial and marketing resources, larger customer bases and broader product ranges than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.

The fuel distribution and lubricant market in Brazil is highly competitive. For example, we compete with domestic fuel distributors who purchase substantially all of their fuel from Petrobras. There are very few domestic competitors, such as us, who import certain products into Brazil. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuel to satisfy the requirements of our industrial, commercial and retail consumers. Certain of our competitors, such as Petrobras, have larger fuel distribution networks and vertically integrated oil refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Our principal competitors in the fuel distribution and the lubricant market are larger and have substantially greater resources than we do. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstock or intense price fluctuations. The actions of our competitors could lead to lower prices or reduced margins for the products we sell, which could have a material and adverse effect on our business, results of operations and our financial performance.

Government laws and regulations governing the burning of sugarcane, including requirements in respect of the Legal Reserve, could have a material adverse impact on our business or financial performance.

The state of São Paulo and some local governments have established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. The costs to comply with existing or new laws or regulations are likely to increase the cost of production, and, as a result, our ability to operate our own mills and harvest our sugarcane crops may be materially adversely affected.

In addition to restrictions that limit sugarcane burning and other environmental restrictions, we are required to preserve a percentage of our rural properties (sugarcane fields and other facilities), in order to contribute to a biodiversity preservation and ecologic rehabilitation fund known as the “Legal Reserve.” For rural areas located in the state of São Paulo, 20% of the property must be preserved to comply with the Brazilian Forestry Code’s obligations.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in administrative or criminal penalties, including, but not limited to, suspension, shutdowns, a requirement to pay fines, which may range from R$50 to R$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations. In addition, we may be subject to civil liabilities, which include the obligation to redress any eventual damages caused to the environment and/or public health. The demonstration of the cause-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.

Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest as well as demands for natural gas, and we are affected by seasonality of the sugarcane growing cycle.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations, by causing crop failures or reduced harvests. Flood or drought, which may be influenced by global climate change, can have a material adverse effect on the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content.

During the third and fourth quarter of 2014, a severe drought affected southeast Brazil, Comgás’ concession area, during which time residents were encouraged to save water. As a relevant portion of Comgás’ revenues is derived from the residential segment, and a significant portion of natural gas used by residential consumers is used for heating water, Comgás experienced a decrease in its net revenues derived from the residential segment. Therefore, our and Comgás’ business may be materially affected by unusual climate patterns.

In addition, our business is subject to seasonal trends based on the sugarcane growing cycle in the central-south region of Brazil. The annual sugarcane harvesting period in the central-south region of Brazil begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is the principal raw material used by Raízen Energia (a company which we jointly control with Shell) for the production of ethanol and sugar. As of December 31, 2016, sugarcane purchased from suppliers accounted for 49% of our total crushed sugarcane. Historically, approximately 92% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 2% on a spot basis and the remaining 6% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2016, we also leased approximately 528,000 hectares to produce our own sugarcane in contracts with an average term of twelve years. Any shortage in sugarcane supply or increase in sugarcane prices in the near future, including as a result of the termination of supply contracts or lease agreements representing a material reduction in the sugarcane available to us for processing or increase in sugarcane prices may have a material adverse effect on our business, financial conditions and results of operation.

We are subject to developments affecting the Brazilian agribusiness sector as a whole.

We cannot assure you that. in the future, the Brazilian agribusiness sector will (i) maintain the rate of growth and development which it has experienced in recent years, and (ii) will not suffer losses due to unfavorable climatic conditions, reduction of the prices of the agricultural commodities in the national and international markets, changes in credit policies for domestic producers, both by government agencies and private entities, that may affect our income, as well as other economic and political crises that may affect the agricultural industry in general. Any deterioration in the overall condition of the Brazilian agribusiness sector may have a material adverse effect on us.

Raízen may be subject to expropriation of real estate intended for rural production.

The real estate used by Raízen, or by third parties with whom Raízen maintains a partnership or lease relationship, for the cultivation of sugarcane may be unilaterally expropriated by the Brazilian government for purposes of public and social interest, and we cannot assure you that the payment of the indemnification that they may have to pay to Raízen will be fair. Pursuant to Brazilian law, the Brazilian government may expropriate the real estate of rural producers where the sugarcane plantation is planted by necessity or public utility or social interest, partially or totally. In the event of expropriation, we cannot assure you that the price paid by the Brazilian government will be fair, equivalent to the market value, or that it will effectively and adequately compensate Raízen for the amounts invested. Accordingly, the eventual expropriation of any real estate used by Raízen, or by third parties with whom Raízen maintains partnership or lease relationships, may adversely and significantly affect Raízen’s financial situation and results, and may also impact Raízen’s activities.

Alternative sweeteners have negatively affected demand for our sugar products in Brazil and other countries.

We believe that the use of alternative sweeteners, especially artificial alternative sweeteners such as aspartame, saccharine and HFCS, has adversely affected the growth of the overall demand for sugar in Brazil and abroad. Soft drink bottlers in many countries have switched from sugar to, or increased consumption of, alternative sweeteners. In addition, the use of alternative sweeteners by sugar consumers, including soft drink bottlers, may also reduce the demand for sugar in Brazil. A substantial decrease in sugar consumption, or the increased use of alternative or artificial sweeteners, would decrease demand for our sugar products and could result in lower growth in our net sales and overall financial performance.

Raízen Energia’s sugar and ethanol products are sold to a small number of customers who may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of Raízen Energia’s sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intensive competition in the ethanol and sugar industries further increases the bargaining power of customers and the potential for customers to purchase part of their sugar or ethanol from competitors, or for Raízen Energia to lose these customers altogether, creating a material adverse effect on its sales volumes.

Raízen Energia’s export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended December 31, 2016, Raízen Energia’s net sales from exports represented 54% of our total net sales, while in the year ended December 31, 2015, the net sales from exports represented 60% of our total net sales.

In the fiscal year ended December 31, 2016, the net sales from sugar exports were R$4,357.4 million, representing 33.2% of its total net sales for the period. In the year ended December 31, 2015, net sales from sugar exports were R$3,660.1 million, representing 33% of total net sales for the period. Further, in the fiscal year ended December 31, 2016, net sales from exports of ethanol were R$2,670.0 million, representing 20.3% of total net sales for that period and in the year ended December 31, 2015, net sales from ethanol exports were R$2,982.6 million, representing 26.9% of total net sales for that period.

We expect to expand the ethanol exports in the future. Expansion of ethanol exports depends on factors beyond our control, including liberalization of existing trade barriers and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. The future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue, we may not be able to expand our export activities at the rate we currently expect, or at all, which could have a material adverse effect on our business, results of operations and financial condition. Also, if new trade barriers are established in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business and financial performance may be adversely affected.

Failure to comply with the licenses and permits required for our business may have a material adverse effect on us.

We are required to obtain specific licenses and permits from governmental authorities in order to carry out certain of our operations. Raízen Combustíveis is also required to obtain specific licenses with respect to its terminals from the applicable environmental authorities, which are applied in particular to the emission, ejection and emanation of products and by-products resulting from distribution activities. The laws and regulations which govern these licenses may occasionally require us to purchase and install costly pollution-control equipment or to make operational changes to limit our impact on the environment and/or the health of our employees. Any failure to comply with the terms of such laws, regulations and licenses and permits may result in significant financial penalties, criminal sanctions, revocation of operating licenses and permits and/or the prohibition of certain of our activities.

Raízen may be adversely affected if the outsourcing of mechanized sugarcane cutting becomes prohibited.

Raízen Energia is a defendant in a Public Civil Proceeding in which the Labor Public Prosecutor’s Office (Ministério Público de Trabalho) is seeking the prohibition of the outsourcing of mechanized sugarcane cutting and of the transshipment of sugarcane as contemplated by Raízen Energia’s services agreement relating to the transshipment of chopped sugarcane.

Raízen Energia has appealed the second instance decision issued in June 2016, which was unfavorable to us, to the Superior Labor Court (Tribunal Superior do Trabalho). Raízen Energia may be required to recognize the existence of an employment relationship with the currently-outsourced workers and compensate them for collective damages in significant amounts, which could have a material adverse effect on Raízen’s business, financial condition and results of operations.

Any mismatches between the cash outflows for the payment of litigation costs of Raízen and the time of receipt of the related reimbursement by the Joint Venture’s shareholders may lead to pressures on Raízen Energia and Raízen Combustíveis’ cash flows.

Pursuant to the framework agreement which was entered into during the formation of the Joint Venture, Raízen Energia has agreed that it will reimburse Cosan S.A. and Shell or will be reimbursed by them, as applicable, for any amounts received or paid in connection with legal proceedings, provided that the triggering events for such payments or receipts occurred before the formation of the Joint Venture on June 1, 2011 and provided that any such sums have actually been paid or received.

The framework agreement also provides that Cosan S.A. is required to indemnify Raízen for any expense related to litigation (tax, labor, civil and other) that has been caused by events prior to the formation of the Joint Venture.

Any mismatches between the cash outflows from Raízen for the payment of litigation costs and the time of receipt of the related reimbursement by Cosan S.A. or Shell, as applicable, or any failure by Cosan S.A. or Shell to reimburse Raízen, may lead to pressures on Raízen’s cash flows.

Brazilian courts, in some circumstances, have understood that a controlling shareholder, a successor entity of another corporation, an assignee company of another company’s assets and other companies subject to common control to the assignor or predecessor company shall all be liable, jointly and severally, for, among other obligations, labor, social security, civil, tax or environmental obligations of the assignor, assignee or predecessor. Therefore, we may be liable for obligations of their controlling shareholders for which we have not constituted and do not intend to constitute any provisions, which may adversely affect our business, results of operations and financial condition.

Raízen is subject to risks arising from legal proceedings based on claims related to alleged breaches of the intellectual property rights of third parties.

Raízen is subject to risks arising from legal proceedings based on claims related to alleged breaches of the intellectual property rights of third parties. Raízen Energia uses third-party cultivars (i.e., plant varieties that have been produced through selective breeding) in part of its properties and pays royalties in order to be authorized to use these third-party cultivars. Raízen Energia also uses cultivars that belong to the public domain, and on which no royalties are therefore due to third parties, in certain of its properties. Finally, in a small part of its properties, Raízen Energia use varieties of cultivars still in the test phase and which are therefore not registered with the National Register of Cultivars (Registro Nacional de Cultivares) nor with the National Service of Protection of Cultivars (Serviço Nacional de Proteção aos Cultivares).

Raízen Energia uses third-party cultivars in part of its properties, for which it pays royalties. We may alter the way in which we produce, in whole or in part, products which third parties allege infringe their intellectual property rights and / or pay significant indemnification amounts, royalties or licensing fees in connection with the use of third parties’ patents or copyrighted materials. The filing of a lawsuit or the review of a product that is in violation of third parties’ intellectual property rights may adversely affect Raízen Energia’s reputation and the demand for its products. In addition, new lawsuits require the attention of Raízen Energia’s management, as well as additional costs for Raízen Energia’s defense and, in certain cases, the establishment of provisions that could affect Raízen Energia’s results.

Contamination of our products and other related risks could adversely affect our reputation, leading to judicial and administrative proceedings and/or resulting in the closure of our production facilities.

Certain of our products may have adverse effects on our consumers (including certain components, raw materials, supplies used to produce our products), including as a result of product contamination or following errors in the production or distribution chain.

Contamination of any of our products may result in a need for recalls or the beginning of legal and administrative proceedings against us, which may adversely affect our reputation, our business, the operation of our production facilities, our financial condition and our operating results. Any damage to our reputation could have a material adverse effect on us.

The modification, suspension, cancellation or non-renewal of certain tax benefits which we have been granted could have a material adverse effect on us.

We benefit from certain tax incentives, benefit programs and special regimes, such as:

•	State of Goiás: (a) Tax benefit “Protege” that accrues at the tax rate of 2% levied on transactions with gas. This benefit permits an increase in the income of the Social Fund of the State of Goiás. The taxpayer is able to credit the respective amount through its accounting to permit the offset with further debts of ICMS (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, a tax on sales and services which applies to goods, and transportation and communication) considering the rate as a reduction in the taxable basis of the gas acquired in the state of Goiás; (b) Tax Benefit “Protege II”, which permits a reduction in the taxable basis of 5% on all the basic transactions linked to ICMS in the state of Goiás. Unlike the 2% reduction which is only applied to gas, the 5% rate applies to all other supplies; and (c) Tax incentive “Produzir” that grants a reduction of ICMS payable of 63%.

•	State of Mato Grosso do Sul: (a) ICMS – Presumed Tax Credit – the state of Mato Grosso do Sul implemented a reduction of 15.93% of the taxable basis of ICMS on ethanol transactions within the state; (b) Tax incentive that grants 67% of the outstanding balance of ICMS on sugar transactions to be deducted from the outstanding balance of the tax; (c) Other ICMS presumed tax credits granted on sugar and ethanol transactions.

•	The states of Maranhão and Minas Gerais granted a reduction of calculation basis of ICMS on sales.

•	State of São Paulo: (a) Suspension of ICMS levied on the importation of fixed assets and deferral on the acquisition of fixed assets; and (b) suspension of ICMS on gas transport.

•	Federal tax incentive: Suspension of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses) levied on the importation of goods and of IPI on the sales and importation of inputs and raw materials.

We cannot assure you that these tax benefits will be maintained or renewed or that we will be able to obtain new tax benefits. If we lose our existing tax benefits, due to our noncompliance with future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, cancelled or not renewed, we could be materially and adversely affected. Moreover, the state tax benefits relating to ICMS from which we benefit may be declared unconstitutional by the Brazilian Supreme Court if they have been granted without the approval of all the States and Federal District through the Brazilian National Council of Fiscal Policy (Conselho Nacional de Política Fazendária—CONFAZ). The Brazilian Supreme Court may grant retroactive or prospective effects to the declaration of unconstitutionality. The foregoing could result in a material adverse effect on us.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture and Comgás are subject to various put and call options and termination provisions.

Shell and Cosan have entered into certain definitive agreements with respect to the Joint Venture. Specifically, these agreements set forth the rights and obligations of each shareholder in respect of Cosan’s and Shell’s interest in the Joint Venture and establish certain options whereby Cosan or Shell may acquire the other shareholder’s interest in the Joint Venture, certain lock-up provisions, rules governing the intra-group transfers regarding to the economic group of Cosan and Shell, and remedies for fundamental breaches of the documentation governing the incorporation and operation of the Joint Venture. If triggered, these provisions may cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031.

In November 2016, Cosan and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by Shell or Cosan in certain circumstances, including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Shell and Cosan agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

We granted a put option in respect of Comgás shares to Shell Gas B.V., Integral Investments B.V. (“Shell B.V.”)—a shareholder in Comgás—exercisable in three annual tranches, beginning on September 20, 2015, with the last one maturing on October 19, 2017. If exercised, Cosan Limited will receive all the shares of Comgás held directly and indirectly and deliver to Shell B.V. 30,917,231 shares issued by Cosan and held by Cosan Limited. As of the date of this annual report, this option has not been exercised.

If any of these or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

Raw material and supply service costs are subject to wide fluctuations that could have a material adverse effect on our results of operations.

Raw materials used in our business and the cost of services we contract for distribution of natural gas are subject to wide fluctuations depending on market conditions. These prices are influenced by several factors over which we have little or no control, including, but not limited to international and national economic conditions, regulations, government policies, tariff adjustments and global effects of supply and demand. We cannot ensure that our tariff adjustment will be conducted in a timely manner or be sufficient to reflect and/or offset increases in inflation, operation costs and expenses, amortization of investments and taxes. As a result, we might not be able to pass on the increase in our cost structure to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition and results of operations.

We may not successfully acquire or develop additional production capacity through greenfield projects or expansion of existing facilities.

We may explore growth opportunities in the future through the acquisition or development of greenfield projects or through the expansion of our existing facilities. For example, we do not have environmental or other permits, designs or engineering, procurement and construction contracts with respect to any potential projects. Any such growth is subject to factors that are beyond our control, such as the existence of opportunities that fit our profile, as well as risks associated with due diligence, project development timelines and governmental approvals. As a result, we may not complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. In addition, we may be unable to obtain the required financing for these projects or the expansion of our existing facilities on satisfactory terms, or at all.

The integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for our current operations. Planned or future greenfield projects or expansion of existing facilities may not enhance our financial performance.

Any failure in the implementation of growth projects and/or expansion of existing facilities may have a material adverse effect on our business, financial condition and results of operations.

Fire and other disasters could affect our agricultural and manufacturing properties and our facilities and distribution networks, which would have a material adverse effect on our production and distribution volumes and, consequently, results of operations.

Our operations are subject to risks affecting our agricultural properties and facilities and distribution networks, including fire potentially destroying some or all of our crop and facilities. In addition, our operations are subject to hazards associated with the manufacture of inflammable products and transportation of raw materials and inflammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties.

Crop disease and pestilence may strike our crops which may result in destruction of a significant portion of our harvest. Crop disease and pestilence can occur from time to time and have a devastating effect on our crops, potentially rendering useless or unusable all or a substantial portion of affected harvests. Even when only a portion of the crop is damaged, our business, results of operations and financial condition could be adversely affected because we may have incurred a substantial portion of the production cost for the related harvest. The cost of treatment of crop disease tends to be high. Any serious incidents of crop disease or pestilence, and related costs, may adversely affect our production levels and, as a result, our net sales and overall financial performance.

Anticompetitive practices in the fuel and lubricants distribution market may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil. Generally these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 27% permitted by applicable law (the overall taxation of anhydrous ethanol is lower than hydrated ethanol and gasoline). Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, allowing them to lower the prices they charge. These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including us, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices. The final prices for fuels are calculated based on the taxes levied on their purchase and sale, among others factors. As a result, anticompetitive practices as such tax evasion may affect our sales volume, which could have a material adverse effect on our business. If such practices become more prevalent, it could lead to lower prices or reduced margins for the products we sell, which could have a material adverse effect on our business, results of operations or financial condition.

In Brazil, Petrobras is the main supplier of base oils, the primary distributor of fuel and the dominant company in the natural gas sector. In the event of an interruption of supply of fuels from Petrobras, significant disruption to Raízen Combustíveis and Moove operations sales may occur.

Petrobras is the principal supplier of fuel in Brazil and the distribution policies it sets forth directly affect the Brazilian energy matrix. With the recent discoveries in the pre-salt oil fields, and the beginning of production in the Santos basin, which is located close to our concession area, we face uncertainties regarding the production of alternative fuel. Petrobras is also the subject of “Lava Jato” investigations by the Brazilian Federal Police, the Brazilian Federal Prosecutor’s Office, the CVM and the SEC in connection with corruption allegations, which could cause disruption in Petrobras’ activities. Significant disruption to our fuels and lubricant sales may occur in the event of an interruption of supply from Petrobras. Any interruption would immediately affect our ability to provide fuel and lubricant products to our customers. If we are not able to obtain an adequate supply of fuel and base oil products from Petrobras under acceptable terms, we may seek to meet our demands through purchases on the international market. The cost of fuel and base oil products on the international market may be more expensive than the price we obtain through Petrobras.

In addition, we may be adversely affected if Petrobras significantly modifies its business plan or reduces its activities related to the distribution of fuel in Brazil. In particular, the most recently published divestment plan of Petrobras suggests that Petrobras is scaling back its positions in logistics, which may result in disruption of logistics services and result in changes to distribution policies which may adversely affect the competitiveness of fuel distributors.

Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of our business strategy, we are investing in areas where existing transportation infrastructure is underdeveloped. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transport may affect our position as a low-cost producer, such that our ability to compete in world markets may be impaired.

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

The production of lubricants and the storage and transportation of fuel products and lubricant products are inherently hazardous.

The complex manufacturing operations we perform at our lubricants oil blending plant involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of our plants, service stations or storage facilities could force us to suspend our operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also have a material adverse effect on our manufacturing operations and consequently our results of operations. Disruption of transportation and logistics services or insufficient investment in public infrastructure could have a material adverse effect on our operating results.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil and labor proceedings as to which, at December 31, 2016, we recorded a provision totaling R$1,268.6 million for proceedings in which we deem the risk of loss as probable and had net of judicial deposits or restricted bank accounts totaling R$714.7 million. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (1) in their capacity as officers of the predecessor entity of Raízen Energia for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market and (2) in their capacity as officers of Raízen Energia and Cosan for alleged tax evasion carried out by these entities. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected.

Raízen Combustíveis is currently the subject of a criminal investigation, which commenced with an administrative proceeding before the Brazilian antitrust authority, or CADE, in 2009 against certain resellers and distributors. The proceeding is related to the alleged artificial price fixing of fuel and the formation of a cartel among fuel distributors and resellers in the Brazilian Federal District in order to establish regional market control. In 2010, the CADE issued an opinion that alleged the existence of cartels within the sector. In November 2015, the Brazilian federal police executed search and seizure warrants against certain resellers and fuel distributors, including Raízen Combustíveis at its distribution terminal in Brasília. Raízen Combustíveis is cooperating with Brazilian authorities in connection with the investigation, which is currently ongoing. As of the date of this annual report, no individual (including gas station owners) indicted in connection with the investigation has any relationship or affiliation with Raízen Combustíveis. In the event formal criminal proceedings are instituted, Raízen Combustíveis or any of its employees determined to have been involved in the misconduct may be subject to penalties, including fines or imprisonment. In the opinion of counsel responsible for Raízen Combustíveis’ defense, the likelihood that a decision favorable to Raízen Combustíveis is rendered in connection with this investigation is probable.

One of Rumo’s subsidiary, Malha Paulista, is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by the company Prumo Engenharia, our subcontractor at the time. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to slavery. Prumo Engenharia assumed responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions maintained by its subcontractors, and the dismissal agreements of such employees were approved by the Ministry of Labor, without any participation by us. Moreover, a criminal investigation against Malha Paulista in the matter was filed. Notwithstanding the foregoing, the Labor Prosecutors’ Office filed a public civil action solely against Malha Paulista, which is being fully contested. In the public civil action, the Labor Prosecutor’s Office is seeking the payment of indemnity for collective moral damages in the amount of R$100 million and the fulfillment of obligation to act and to not act related to work conditions, including the regulatory norms of the Ministry of Labor and Employment on safety and labor medicine, under penalty of payment of a fine in the amount of R$100 thousand per irregularity or per worker in case of any future infraction listed in the statement of claim and other labor obligations. Malha Paulista was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in an amount of R$15 million, as well as fines of R$100 thousand per breach or per worker in the event of future labor breaches. As of the date of this annual report, no provisions have been made with respect to these proceedings. An adverse outcome in this lawsuit could result in losses of approximately R$15 million to Rumo at this time, and adversely affect Rumo’s reputation. Malha Paulista has appealed this decision. If Malha Paulista’s appeal is rejected by the superior courts, the final outcome of the action may have a material adverse effect on Rumo’s business, financial condition and results of operations—including as a result of the acceleration of certain financial agreements to which Rumo is a party—and Rumo may suffer damage to its reputation.

We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business, results of operations and financial condition. If we are the subject of an unfavorable outcome in any of these legal proceedings, the amount of such unfavorable decisions will have a material adverse effect on our financial position and operating results.

Transporting gas involves numerous risks that may result in accidents and other operating risks and costs that could adversely affect our results of operations, cash flows and financial condition.

Our activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of our operations, which in turn could lead to substantial losses. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events if not fully covered by insurance could adversely affect our results of operations, cash flows and financial condition.

The volatility and uncertainties in international oil and gas prices as well as a significant depreciation of the Real relative to the U.S. dollar may affect the operating costs and competitive positions of our businesses, which could adversely affect our results of operations, cash flows and financial condition.

Natural gas and oil prices historically have been volatile and may continue to be volatile in the future. Prices for natural gas and oil are subject to a variety of factors that are beyond our control. These factors include, but are not limited to, the level of consumer demand for, and the supply of, natural gas, processing, gathering and transportation availability, statutory gas supply purchase obligations, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in natural gas producing regions.

In addition, the amounts we pay under our natural gas supply agreements are composed of two components: (1) one that is indexed to a basket of combustible oils in the international market that is adjusted quarterly, and (2) one that is adjusted annually based on the inflation rate. We have no control over either of these components. Furthermore, natural gas supply agreements often take the form of a “take or pay” agreement, pursuant to which we might be required to pay the difference in amounts between actual consumption and the contract amount. Variations and uncertainties in the price and demand of oil and gas are beyond our control and may adversely affect our results of operations.

Renewal of our natural gas concession agreement is not guaranteed, the terms we will receive if such renewal is granted could adversely affect our results of operations, cash flows and financial condition and our growth strategy would be materially adversely affected if we cannot obtain new concessions on similar terms or if our existing concession is terminated.

We, through our affiliate Comgás, carry out our natural gas distribution activities pursuant to a concession agreement entered into with the Government of the State of São Paulo and regulated by ARSESP for a 30-year term with a one-time possibility of renewal for an additional 20 years at the discretion of the Government of the State of São Paulo, subject to certain conditions, including approval by ARSESP. The Brazilian Constitution (Article 175) requires that all concessions relating to public services be awarded through a public bidding process.

Due to the discretionary power of the Government of the State of São Paulo in granting the renewal of our concession agreement, we cannot assure you that our concession agreement will be renewed, or that it will be renewed on the same terms. Moreover, pursuant to the terms of our concession agreement, the Government of the State of São Paulo may terminate our concession agreement upon the occurrence of certain conditions. If our concession agreement is not renewed, or is renewed with less favorable terms, or is terminated, our business, financial condition and results of operations will be materially adversely affected.

Our business is subject to regulation, control and supervision of ARSESP, which could affect our financial performance. ARSESP establishes the maximum values of our rates and regulates and supervises our business. Pursuant to our concession agreement, every five years – or whenever ARSESP deems the economic and financial balance of the concession agreement to be adversely affected due to the variation of costs incurred by Comgás – our rates are reviewed by ARSESP, which directly affects our margins and our results, either positively or negatively. Such margins are adjusted annually by the IGP-M minus the efficiency factor determined for each tariff cycle by ARSESP. As a result, the implementation of our growth strategy and the normal course of our business may be adversely affected by government actions.

We cannot guarantee that changes arising from the tariff review process will be supportive of our strategy.

The principal rights and obligations of the holders of concessions are included in the concession agreement, and in the regulations established by ARSESP. Among the items provided in the concession agreement is the tariff review, which should occur in five-year cycles and serves to reestablish the economic and financial balance of the concession, setting the average margin for the cycle and the rates that will apply for each segment. We cannot assure you that in the future tariffs will be set at a level that would permit us to continue to operate profitably.

In addition, in its regulatory capacity, ARSESP may impose penalties on us if we fail to comply with any provision of the concession agreement. Depending on the severity of noncompliance, applicable penalties include, among others:

•	assessments;

•	fines;

•	bans on the construction of new facilities and equipment;

•	forfeiture of the concession; and

•	impediments from participating in public bidding processes and from being awarded new concessions.

We cannot guarantee that we will not be penalized by ARSESP for breaching our natural gas concession agreement or that the concession will not be revoked in the future. The compensation to which we would be entitled in the event of possible revocation of the concessions may not be sufficient to recover the full value of certain assets. Therefore, the imposition of fines or penalties on us or the revocation of the concessions may have a material adverse effect on our financial condition and results of operations.

We depend on third parties to provide our customers and us with facilities and services that are integral to our business.

We have entered into agreements with third-party contractors to provide facilities and services required for our operations, including storage facilities and transportation services for our ethanol and sugar operations. The loss or expiration of our agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and financial performance. Our reliance on third parties to provide essential services on our behalf also gives us less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from our production facilities to our export facilities and expose us to the risk of liability for environmental damage caused by such third parties. We expect to be dependent on such agreements for the foreseeable future, and if we enter any new market segments, we will need to have similar agreements in place. Also, pursuant to Brazilian law, if labor authorities deem that such third party contractors are performing activities considered to be part of our core business, we may be exposed to fines, prohibition on the outsourcing of such activities and labor liabilities in connection with the outsourced workforce.

Our international operations expose us to political and economic risks in other countries.

We derive 5.4% of our revenues from exports. In particular, Moove distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay and Uruguay, and, in July 2012, we acquired Comma, which produces and distributes lubricants throughout Europe and Asia. In addition, Moove has recently started a new distribution operation under the Mobil brand, in Spain, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Our international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (1) foreign exchange controls; (2) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (3) potentially negative consequences resulting from changes to regulatory requirements; (4) difficulties and costs associated with our observance of different laws, treaties and complex international regulations; (5) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (6) imposition of trade barriers; and (7) limitations on the repatriation of undistributed profits.

The realization of any of these risks may have a material adverse effect on our business, results of operations or financial condition.

We may not be able to maintain rights to use blending formulas and brands supplied by ExxonMobil.

We, through our subsidiary Moove, are the manufacturer and exclusive distributor of lubricants in Brazil based on formulas that have been provided under the terms of the Principal Lubricants Agreement that we have entered into with ExxonMobil, which will expire on December 1, 2018. The termination or failure to renew these agreements, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

We incur substantial costs to comply with environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations or as a result of our handling of hazardous materials.

We are subject to various Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other matters:

•	the issuance and renewal of valid environmental licenses and authorizations;

•	the use of water;

•	the generation, storage, handling, use and transportation of hazardous materials;

•	sugarcane burning;

•	wildlife preservation;

•	the protection of cultural and historic sites;

•	the emission and discharge of hazardous materials into the ground, air or water; and

•	the health and safety of our employees.

We are also required to obtain environmental and health permits and/or authorizations (such as installation and operation permits as well as permits for the removal of vegetation) from governmental authorities for certain aspects of our operations. Failure to obtain environmental and/or health permits or comply with the conditions under which such permits are issued could subject us to criminal, administrative and/or civil liabilities. These laws, regulations and permits often require us to purchase and install expensive pollution control equipment or to make operational changes to limit actual or potential impacts on the environment and/or health of our employees. In addition, Brazilian environmental laws establish restrictions to obtain financing from public entities in case of breach of certain environmental protection obligations. Any violations of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, and revocations of operating permits and/or shutdowns of our facilities.

Due to the possibility of changes to environmental and/or health regulations and other unanticipated developments, the amount and timing of future environmental and health expenditures may vary substantially from those currently anticipated. Under Brazilian environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors’ current and former facilities and at third-party waste disposal sites used by us or any of our predecessors. We could also be held responsible for any and all consequences arising out of human exposure to hazardous substances, such as pesticides, herbicides, soil or groundwater contamination or other kinds of environmental damage.

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental and health laws (especially relating to contaminated areas and environmental damages caused by sugarcane burning), which may result in fines, shutdowns, or other adverse effects on our operations. Actions that give rise to administrative proceedings may also lead to civil or criminal claims against us. We have not recorded any relevant provisions or reserves for these proceedings as we do not currently believe that they will result in liabilities material to our business or financial performance. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances could adversely affect our business or financial performance.

Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.

The distribution of natural gas is by its nature subject to inherent risks, including interruptions or disturbances in the natural gas distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminal and storage facilities and various means of transportation and distribution facilities. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes and floods;

•	environmental matters (including environmental licensing processes or environmental incidents, contamination, wildlife preservation obligations and others);

•	labor difficulties (including work stoppages, strikes and other events); and

•	disruptions in the supply of our products to our facilities or means of transportation.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason could subject us to liability in judicial, administrative or other proceedings, even for disruptions caused by events outside of our control. If we are held liable for such events, results of operations and cash flow would be materially adversely affected.

In addition, the majority of our supply of natural gas originates from Bolivia pursuant to our agreement with Petrobras. Any changes in the political or economic conditions of Bolivia to the extent that they impact the ability of Petrobras to supply us with natural gas, may have a material adverse effect on us. In particular, our natural gas supply agreement with Petrobras that is sourced out of Bolivia comes due in 2019 and we cannot assure you that it will be renewed. Petrobras has recently announced its intention to cease distributing natural gas to distributors in order to focus on supplying its own refineries and thermal plants and therefore not renew our natural gas supply agreement in 2019. There can be no assurance that we will be able to identify new suppliers for the natural gas we receive through Petrobras or negotiate natural gas supply agreements with any such suppliers on favorable terms, which could materially and adversely affect us, our financial condition and results of operations.

Rumo depends on a few major customers for a significant portion of its revenue.

The majority of cargo that Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Raízen, Cargill, Amaggi and Archer Daniels Midland. In the fiscal year ended December 31, 2016, Bunge accounted for 17.6% of Rumo’s total net revenue from services, while Rumo’s five major clients accounted for 51.6% of its total net revenue from services. In 2015, Bunge accounted for 16.3% of Rumo’s total net revenue from services, while Rumo’s five major clients accounted for 43% of Rumo’s total net revenue from services. Bunge is the principal customer of Rumo’s Northern and Southern operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, loading cargo in transshipment terminals destined for ports which Rumo operates.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, Amaggi, Archer Daniels Midland and Louis Dreyfus, which jointly accounted for 40.9% of Rumo’s net revenue from services from the rail sector in 2015 and 58% in 2016. Bunge alone accounted for 15.4% and 21% of Rumo’s net revenue from services from the rail sector in each of 2015 and 2016, respectively.

Rumo’s major clients in the port elevation sector include Raízen, Bunge, Sucden, Cofco and Czarnikow, which jointly accounted for 60% of our net revenue from services from the port elevation sector in 2015 and 68.9% in 2016. Raízen alone accounted for 20% of Rumo’s net revenue from services in the port elevation sector in 2015 and 24.1% in 2016.

We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any decline by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired, which may adversely affect Rumo business, financial condition and results of operations.

Rumo’s significant debt could adversely affect its financial health and prevent it from fulfilling its debt obligations, which would have a material adverse effect on us, our financial condition and our results of operations.

Rumo has a significant amount of debt. As of December 31, 2016, Rumo’s gross debt was R$10,116.4 million, of which R$2,045.7 million was short-term debt.

Rumo’s debt level and the composition of its debt could have important consequences to its business. For example, it could: (1) require Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on our debt, which will reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit its flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (3) limit its ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (4) place Rumo at a competitive disadvantage compared to our competitors that have less debt.

Any of the aforementioned developments could have a material adverse effect on us, our financial condition and results of operations.

Significant deterioration in Rumo’s short-term liquidity could materially affect our business, result of operations and financial condition.

Rumo is currently facing challenges with respect to our short-term liquidity. Our adjusted working capital (defined as our current assets excluding cash and cash equivalents, marketable securities and restricted cash) less current liabilities (excluding short-term loans and financings) was negative R$802 million as of December 31, 2016 and negative R$1,168.9 million as of December 31, 2015.

If Rumo fails to improve its short-term liquidity, we may face difficulties in fulfilling its obligations relating to financing agreements, and agreements with suppliers and/or subcontractors, among others. For example, as of December 31, 2016, Rumo’s material contractual financial obligations maturing in less than one year totaled R$1,467.7 million (amortization only), while such obligations with maturities between one to two years totaled R$1,444.3 million (based on our contracted undiscounted cash flow). Rumo’s failure to comply with these obligations and/or other undertakings may have a material adverse effect on Rumo’s business, results of operations and financial condition.

Rumo’s concessions to operate port terminals are subject to expiration, limitation on renewal and early termination by the granting authority.

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). This property is leased pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, a renewal of the maturity for the Lease Agreement is not possible because the lease has already been renewed once. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which we have already invested 82%. Rumo estimate that the investments shall be completed by February 2019.

Rumo also holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2022; (2) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte S.A., or “Malha Norte” via a leasing agreement due to expire in 2022; and (4) Terminal Marítimo do Guarujá (TERMAG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2022.

There are ongoing legal proceedings regarding whether the lease agreements (as amended) relating to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá should be subject to the public procurement regime. These proceedings are currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). With regards to the Portofer lease agreement, there is a public civil action filed by the Brazilian Federal Prosecutors’ Office, to challenge the legal validity of the agreement.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations relating to Terminals 16 and 19, its lease may be terminated early pursuant to the Concessions Law (Law No. 8,987/1995), which applies to port leases. Below is a list of the termination events applicable to the port lease agreements:

•	expiration (in 2036, the year of maturity);

•	encampação, which is the possibility of expropriation of the port concessions by the granting authority during the contractual term. Such expropriation must be for public interest, performed pursuant to applicable authorizing law and accompanied by the payment of an indemnity for investments not yet depreciated, if applicable;

•	a statement of forfeiture, which occurs, at the granting authority’s sole discretion, in case of total or partial non-performance of the lease, without prejudice to the application of other contractual penalties. The forfeiture may be declared under the following circumstances: (1) the service is not being provided adequately (i.e., there has been a breach of the minimum transport requirements); (2) failure to undertake the investments stipulated in the agreement; (3) breach of contractual obligations; (4) transfer of the agreement without prior consent from the granting authority; (5) obstruction of audits carried out by the granting authority; (6) changes to the contractual objective; (7) failure to maintain or conserve the leased facilities; (8) default in financial obligations set out in the agreement; or (9) loss by us of the economic, technical and operating conditions required for the adequate provision of services set out in the agreement. The forfeiture must be preceded by the verification of the default in an administrative proceeding in connection with which we have a right of defense;

•	termination by the lessee in the event of breach of contractual provisions or rules established by the granting authority by means of judicial action for this specific purpose;

•	annulment; and

•	bankruptcy or extinction of the lessee.

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

Termination of Rumo’s port lease agreements may adversely impact Rumo’s transportation costs and the turnaround time for the export of Rumo’s products, as well as Rumo’s revenues from service agreements related to Rumo’s port facilities.

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

Any of the aforementioned developments could have a material adverse effect on us, our financial condition and results of operations.

We are unable to estimate the impact of new regulations applicable to port operations in Brazil.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the development and operation of ports and port facilities in Brazil. To improve the applicable legislation, the Brazilian government enacted Law No. 12,815/2013, or the “New Ports Law”, which has been regulated by Decree No. 8,033/2013. Such law revoked the Ports Modernization Law and established a new legal framework for port operations in Brazil. As a result, public ports are governed by the New Ports Law and by specific complementary regulations enacted at the federal level, particularly by the Agência Nacional de Transportes Aquaviários and by the Secretaria Especial de Portos da Presidência da República, or SEP (SEP has been integrated within the structure of the Federal Government’s Transportation Ministry by Federal Law No. 13,341/2016).

Pursuant to the New Ports Law, there is no longer a distinction between third-party and own cargo handled at private port terminals, i.e., the activities carried out in private terminals will be identical to those performed at public terminals with respect to the rendering of services. As a result, public ports are expected to face higher competition from the potential increase in development of operations in private ports. Accordingly, new port lease grants may be carried out by the Brazilian federal government, which may affect inter and intra-port competition. Finally, Rumo may not be able to meet the minimum cargo volumes provided for in Rumo’s port lease agreements, which may subject it to fines and, upon repeated violations, to the early termination of the relevant grants.

Although the New Ports Law does not retroactively adjust the terms of any concession agreement currently in effect, it is possible that the supplemental regulations provide for such retroactive adjustment (including by means of unilateral requirements from the granting authority). New regulations applicable to port operations in Brazil that modify the terms of Rumo’s grant documents may materially and adversely affect our results of operations.

The early termination of Brazilian railway concessions may have a material adverse effect on our business.

Brazilian railway concessions are subject to early termination in certain circumstances, including the Brazilian authorities reassuming control of the service pursuant to applicable law or by the termination of the relevant concession for breach of any underlying contractual agreements, in particular the inadequate provision of rail transportation services provided for in the concession agreements. Pursuant to Federal Law No. 8,987/1995, concession agreements may be terminated as a consequence of: (1) expiration of the contractual term; (2) expropriation of the port concessions in the public interest (i.e., encampação); (3) forfeiture (caducidade); (4) termination; (5) annulment; (6) bankruptcy; or (7) expiration of the concession-holding entity.

Encampação is the seizure of the service by the granting authority during the concession term to the benefit of public interest, by means of a specific authorizing law and after payment of an indemnity. The granting authority may, declare the forfeiture of the agreement in the cases in which the concessionaire recurrently defaults on its obligations, or annulment in the cases that the bidding documents for the concession or the concession agreement are tainted by unlawful provisions, or declare penalties, due to total or partial non-performance of the agreement. The granting authority may forfeit the concession when, among other events: (1) the service is being rendered in an inadequate or insufficient manner, according to the norms, criteria, indicators and parameters defining the quality of the service; (2) the concessionaire breaches contractual, regulatory or legal provisions concerning the concession; (3) the concessionaire interrupts the service other than for acts of god or force majeure events; (4) the concessionaire no longer possesses the economic, technical or operational conditions required to adequately render the services under the concession; and (5) the concessionaire does not comply with the penalties imposed for breaches within the established deadlines.

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

Rumo may also suffer a material adverse effect to its business, financial condition and results of operations because the networks for rendering railroad services are interconnected. Rumo’s concession agreements and the regulation of the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” pursuant to Resolution No. 3,965/2011, provide for the creation of passage rights and mutual traffic. Passage rights are a transaction under which a concessionaire that needs to move cargo from one location within the federal railroad network to another may use (for a fee) the permanent railroad and train-licensing system of another concessionaire. Mutual traffic is a transaction in which a concessionaire shares a permanent railroad or operational resources with another concessionaire (for a fee), to render or cease rendering railroad transportation of cargo services. Accordingly, the early termination of a certain concession may adversely affect passage rights and/or mutual traffic transactions carried out by Rumo and result in negotiations with other entities rendering railroad transport services through Rumo’s rail network.

In addition, the breach of Rumo’s contractual or regulatory obligations may lead to the forfeiture of certain concessions. Such obligations include, among others, all obligations set out in the granting documents, applicable law and, notably, in ANTT regulations. For example, the ANTT enacted Resolution No. 3,696/2011, which approved certain rules relating to safety and productivity thresholds for public rail cargo transportation services. As a result, concession holders are required to submit a proposal for safety and productivity thresholds to the ANTT by June 1 of the final year before the expiration of the term of the goals currently agreed with the ANTT. This proposal will cover the thresholds to be met in the following five years.

After the ANTT and the concession holders negotiate the thresholds, the agreed-upon thresholds will be binding for the following year and indicative for the subsequent years. Compliance with such thresholds is tested by the ANTT annually. In this context, or inability to fulfill our contractual or regulatory obligations concerning the provision of our services may result in penalties ranging from fines to the filing of a proceeding for the forfeiture of the concession. Rumo’s activities may be adversely affected if Rumo incurs any of such penalties.

In addition, Rumo’s business may be materially adversely affected if Rumo is fined due to the breach of contractual and legal obligations. The failure to comply with the obligations set forth in the concession agreements by entities controlled and related to Rumo in the applicable laws and regulations may result, without prejudice of any other consequences provided for in applicable law, in civil liability and fines. The severity of the penalties to be imposed by the granting authority depends on the nature and seriousness of the actions of our controlled and related entities. If the granting authority imposes penalties due to infractions committed by our controlled and related entities, our reputation, business, financial condition and results of operations may be materially and adversely affected.

Rumo may not obtain early renewals of the Rumo Malha Paulista S.A., or “Malha Paulista,” and Rumo Malha Sul S.A., or “Malha Sul,” concession agreements, currently under review by the ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreements for Malha Paulista and Malha Sul expire in 2028 and 2027, respectively. In September 2015, Rumo filed formal requests with the ANTT for early renewals of such agreements.

Such requests are under review by the ANTT, with the Malha Paulista request expected to be finalized by the end of 2017. We cannot guarantee, given that the decision relating to the renewals is a discretionary decision of the granting authority, that Rumo’s request for renewal will be successful. The granting authority will review the renewal request relating to Malha Sul once it reaches a decision with respect to Malha Paulista. Furthermore, the new Brazilian government is also reviewing these matters and could make additional demands and requests (e.g. with regards to inventory) which may cause delays in the renewal process.

Malha Paulista is a pass-through network that is part of a larger system which includes Malha Norte (in relation to which the concession runs until 2079). Combined, these two concessions form Rumo’s northern operations, which are responsible for a significant portion of Rumo’s cash generation. If the formal requests for renewal of the Malha Sul concession agreements with the ANTT are not approved, Rumo will not make the expected investments into the rail networks covered by such concession, although Rumo’s investment plan will continue with regards to Malha Norte. Under this scenario, there is a risk that Rumo would have to engage with a new operator of the Malha Paulista network from 2028 onwards that will be responsible for investments and will charge a fee to allow access to the network.

Rumo may incur additional liabilities if it obtains an early renewal of the Malha Paulista concession agreement, currently under review by the ANTT.

Malha Paulista’s concession agreement is due to expire in 2028. In September 2015, Rumo filed a formal request with the ANTT for early renewal of such concession agreement. The extension request is currently under review by the ANTT. If the ANTT approves the extension request, it is estimated that, in addition to the investment commitments provided for in its business plan, Malha Paulista may incur additional liabilities currently estimated by the ANTT to be in an amount of approximately R$1 billion. Once the value of these liabilities has been confirmed, Rumo may, pursuant to (i) article 9º, §1º and article 24, §1º of the Provisional Measure No. 752/2016 and (ii) clause 6.2 of the draft of the amendment to the Malha Paulista’s concession agreement, which is currently subject to the public consultation procedure by the ANTT, enter into an agreement with the ANTT whereby instead of indemnifying the ANTT for such liabilities, Rumo would be required to invest a substantial amount in our rail networks (both within Malha Paulista and in other parts of our logistics business).

Rumo’s Brazilian rail tariffs are subject to a maximum rate established by the Brazilian government.

Under Rumo’s rail network concession agreements, tariffs for our rail freight services are subject to a maximum rate. Maximum tariff rates that Rumo is allowed to charge are adjusted for inflation according to variations in the IGP-DI index (or a substitute index) in accordance with applicable Brazilian law or concession agreements. Currently, tariff adjustments are performed on an annual basis, at different months of the year, depending on the terms of each concession agreement. Additionally, the tariffs Rumo charges for rail freight services on our rail network can be revised upwards or downwards if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial balance, or as determined by the Brazilian government every five years. The mechanisms for restoring the financial balance are defined in Brazilian law or in the agreements and must be requested by the non-breaching party along with adequate economic evidence. Rumo’s tariffs are currently below the maximum tariff levels allowable under Rumo’s concession agreements. In 2012, the ANTT implemented a review of reference rates that altered the original methodology for defining such rates. The use of revised rate charts could affect Rumo’s capacity to generate revenues, as such review revised most rates downwards and established a cap for Malha Norte, which originally was not subject to a cap. Before the ALL Acquisition, ALL obtained an injunction suspending the application of such revised rate charts by the ANTT and, therefore, is not subject to them. However, we cannot assure you that in the future tariffs will be set at a level that would permit Rumo to continue to operate profitably.

Rumo may become subject to strict additional environmental requirements

In September 2016, CETESB (Companhia de Tecnologia de Saneamento Ambiental), the environmental agency of the state of São Paulo, enacted a regulation (Board Decision No. 210/2016/I/C) requiring private ports in the state of São Paulo to comply with more stringent requirements with respect to environmental permits. As a result, Rumo received notifications requiring it to present a regularization plan to CETESB, setting forth how it proposes to comply with these more stringent requirements. This regularization plan will form the basis of a settlement agreement between Rumo and CETESB. We are unable to estimate the amounts Rumo may have to spend in order to fully comply with the settlement agreement. If these amounts are significant, Rumo’s business, operating results and financial condition could be materially and adversely affected.

We are subject to extensive environmental regulation.

Our business activities in Brazil are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements, standards for the release of effluents, management of solid waste, protection of certain areas (including Legal Reserve, indigenous areas, quilombolas community areas, conservation units, archeological sites and permanent preservation areas), and the need for special authorizations for the use of water, among others.

The failure to comply with such laws and regulations (including failure to obtain or maintain the relevant environmental permits) may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to cure and pay environmental and third-party damage compensation, without any caps. In addition, Brazilian environmental law adopts a joint and several and strict liability system for environmental damages, which makes the polluter liable regardless of fault or intentional misconduct and would make us jointly and severally liable for the obligations of our producers or off-takers. If we become subject to environmental liabilities, any costs we may incur to rectify possible environmental damage would lead to a reduction in the financial resources which would otherwise remain at our disposal for current or future strategic investment, thus causing an adverse impact on us.

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

The occurrence of environmental damage may lead to the need to make significant financial resources available for both containment and repair of these damages. The occurrence of such events may also lead to a disruption in production due to intervention by government agencies. In either case, financial and/or image impacts may be significant. In addition, the creation of new regulations may lead to the need for greater expenses with environmental preservation. Furthermore, extensive environmental regulation can also lead to delays in the implementation of new projects as bureaucratic procedures for obtaining environmental licenses from various government agencies may take considerable time.

The realization of any of these risks may have a material adverse effect on our business, results of operations or financial condition.

We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.

During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or FI-FGTS, in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. In connection with the investigation, Rumo voluntarily sought out and provided information to local authorities. At this time, we can neither predict the outcome of the internal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo.

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

Rumo may not be successful in reducing operating costs and increasing operating efficiencies.

Rumo may not be able to achieve our expected cost savings, which rely on several factors such as rail track prices, railroad ties, fuel, iron, engineering and other resources required for our operations. Given the competitive markets in which Rumo operates, it is likely that it will not be able to pass increases in costs of materials onto the price of our services (including as a result of limits applying to our tariffs), which would materially and adversely affect its financial performance.

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

The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.

Fundo de Investimento do Fundo de Garantia do Tempo de Serviço (“FI-FGTS”), Logística Brasil—Fundo de Investimento em Participações (“FIP – BRZ”), Deminvest Empreendimentos e Participações S.A. (“Deminvest”), Markinvest Gestão de Participações Ltda. (“Markinvest”, referred to jointly with FIP – BRZ and Deminvest, the “Original Shareholders”) and Brado Holding S.A. (“Brado Holding” referred to jointly with FI-FGTS and the Original Shareholders as the “Brado Shareholders”) are party to a shareholders’ agreement governing the investment in Brado Logística, Rumo’s subsidiary active in the intermodal container logistics sector (the “Brado Shareholders’ Agreement”).

The Brado Shareholders’ Agreement provides that, to the extent the initial public offering of Brado LP has not occurred prior to March 31, 2014, the Brado Shareholders are entitled to swap the totality of their shares in Brado Logística for, at the discretion of Brado Holding: (1) shares as provided for in the Brado Shareholders’ Agreement, or (2) an amount corresponding to the market value of such shares. The exchange ratio would be based on fair market value. If the Brado Shareholders do not reach consensus on the appraisal thereof, the fair market value would be based on independent appraisals carried out as provided for in the Brado Shareholders’ Agreement.

The option described above became exercisable on April 1, 2014 and was exercised on each of April 20 and 23, 2015. There is an ongoing confidential arbitration proceeding against Rumo relating to the appraisal reports prepared by financial institutions appointed pursuant to the shareholders’ agreement of Brado Logística and the type of consideration (money or shares) due as a result of the exercise of the option. Rumo’s external counsel estimates the chance of loss in such arbitration proceedings as possible and no provision has been made.

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

Rumo operates in a regulated environment, and measures taken by public authorities may impact Rumo’s activities.

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

Therefore, notwithstanding the concessionaire’s right to maintain the financial balance of the concession agreement, actions taken by the public administration in general may affect the services rendered by Rumo. For example, if (1) new obligations are imposed; (2) additional investments not originally provided for in the concession agreements are required as a result of unilateral measures provided for in the statute or through the creation of new regulations by the ANTT; (3) the scope of the concession agreements is reduced or certain actions taken by Rumo are rejected or not given effect (such as anticipated concession renewals, extensions of grants in force or extensions under conditions not favorable to Rumo), Rumo’s economic-financial condition and operating results may be adversely affected.

Moreover, the ANTT carried out the Tomada de Subsídios 008/2015, seeking public proposals for plans regarding the early renewal of railroad concession agreements currently in effect. Such renewal has the following objectives: (1) obtaining new investments in rail networks aiming at: (a) an increase in transportation capacity; (b) an increase in safety of railroad transportation; and (c) improvements to the quality of rail infrastructure and to asset management efficiency; (2) conforming the concession agreements to the best regulation practices under the current legal framework; and (3) sharing railroad infrastructure and operational resources among concessionaires, authorized entities and transporters of cargo. Article 23, I and XII of Brazilian Federal Law No. 8,987/95 provides that concession agreements entered into by the granting authority and concession holders during the proceedings for the privatization of the federal railroad network in the 1990s must include clauses regarding the duration of the concession and the conditions applicable to any renewal thereof.

In order to commence the concession renewal process, the concession holder must express its interest in doing so and the ANTT, in its capacity as the granting authority, must analyze any renewal requests based on the guidelines set by the Brazilian Ministry of Transportation by means of Ruling No. 399/15.

Accordingly, transportation agreements currently in force, certain investments planned by Rumo or by users of the railroad network, as well as the rendering of railroad services by Rumo in the long-term, may be adversely affected in the event the anticipated renewals are not granted by the ANTT or if requirements for renewals of the concessions are denied upon the expiration or the maturity of such concessions.

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

We are exposed to credit and other counterparty risks of our customers in the ordinary course of our business.

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

We may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law nº 12.846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.” The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes. When such issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

We operate in industry sectors that require significant financial resources that will require access to the capital markets and bank financing in significant volumes to meet our investment objectives.

We obtain funds for our activities through loans from financial institutions, domestic and foreign lenders, and through access to the capital markets. Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, sovereign defaults, political and economic developments in and affecting Brazil such as the “Lava Jato” scandal, among other things. These events have negatively affected general economic conditions. In particular, the cost of raising money in the debt capital markets has increased substantially while the availability of funds from those markets for Brazilian companies has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers on commercially reasonable terms or at all. Our failure to obtain the necessary resources on reasonable terms may adversely affect our investment strategy. If we decide to increase our debt levels, we may be subject to risks, including our inability to pay outstanding debt, which may adversely affect our financial condition.

In addition, in connection with any new indebtedness we incur, we may be required to meet certain covenants in our financing arrangements, such as maintaining financial ratios, and may be subject to restrictions on our ability to incur new debt or make new investments. A breach of these covenants may result in a mandatory prepayment or acceleration of the maturity of our outstanding debt. In the event of a prepayment or acceleration, our assets and cash flow might not be sufficient to pay the full amount due, which would have a material adverse effect on our financial condition.

Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations, which would reduce our ability to raise capital to finance our investments and operations and would adversely impact our ability to recover from economic changes.

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

For example, we do not maintain coverage for business interruptions of any nature for our Brazilian operations, including business interruptions caused by labor disruptions. If, for instance, our workers were to strike, the resulting work stoppages could have a material and adverse effect on us. Similarly, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business could have a material and adverse effect on our financial condition or results of operations.

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

We are exposed to market risks arising from the conduct in all of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of volatility of exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the counterparty to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. We may incur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities prices decrease.

Any failure relating to our strategic partnerships may result in additional financial or performance obligations by us, which would reduce our profitability.

We may enter into strategic partnerships, joint ventures, combinations, alliances and collaborations, including, among other things, partnerships with our customers. The success of these and other partnerships depends, in part, on the satisfactory performance of our and our partners’ obligations.

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

Likewise, the failure of our strategic partners to fulfill their obligations under our partnership agreements may have a material adverse effect on such partnerships. In addition, the failure to reach an agreement as to certain matters may result in deadlock pursuant to certain of the shareholders’ and other agreements governing our strategic partnerships.

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

We are indirectly controlled by a single individual who has the power to control us.

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

Currently, because of the share capital structure of our parent company Cosan Limited, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of our issued and outstanding share capital. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, Cosan’s controlling shareholder may make decisions that are contrary to the interests of their other shareholders, and diverge from those minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships, and engage in new financings or similar operations. As a result, the market price of our shares could be adversely affected.

We operate in industry sectors that require significant financial resources that will require access to the capital markets and bank financing in significant volumes to meet our investment objectives.

We obtain funds for our activities through loans from financial institutions, domestic and foreign lenders, and through access to the capital markets. Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, sovereign defaults, political and economic developments in and affecting Brazil such as the “Lava Jato” scandal, among other things. These events have negatively affected general economic conditions. In particular, the cost of raising money in the debt capital markets has increased substantially while the availability of funds from those markets for Brazilian companies has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers on commercially reasonable terms or at all. Our failure to obtain the necessary resources on reasonable terms may adversely affect our investment strategy. If we decide to increase our debt levels, we may be subject to risks, including our inability to pay outstanding debt, which may adversely affect our financial condition.

In addition, in connection with any new indebtedness we incur, we may be required to meet certain covenants in our financing arrangements, such as maintaining financial ratios, and may be subject to restrictions on our ability to incur new debt or make new investments. A breach of these covenants may result in a mandatory prepayment or acceleration of the maturity of our outstanding debt. In the event of a prepayment or acceleration, our assets and cash flow might not be sufficient to pay the full amount due, which would have a material adverse effect on our financial condition.

Risks Related to Our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company, so that the rights of holders of our shares will be governed by Bermuda law and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and some of the experts referred to in this annual report are not citizens or residents of the United States, and all of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, ASW Law Limited, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

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

These bye-law’s provisions could deter a third party from seeking to acquire us, even if the third party’s offer may be considered beneficial by many shareholders.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 174,355,341 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of December 31, 2016. Our bye-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

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

Risks Related to Brazil

Historically, the Brazilian government has influenced and continues to influence the economy in the country, which may negatively affect our business and financial performance.

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including Cosan and Comgás, as well as market conditions and securities prices in Brazil.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. For example, on August 31, 2016, Brazil’s Senate removed president Dilma Rousseff from office for infringing budgetary laws. Michel Temer, the former vice president, who has run Brazil since Ms. Rousseff’s suspension in May, was sworn in by the Senate to serve out the remainder of the presidential term until 2018. However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new president. We cannot predict which policies Mr. Temer may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•	oil and gas sector regulations, including price policies;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	energy and water shortages and rationing;

•	price increases of oil and other inputs;

•	price instability;

•	social and political instability;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes made by the Brazilian government to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies. The Brazilian government may be subject to internal pressure to indent the current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

These factors, as well as uncertainty as to whether the Brazilian government will apply changes to its policy or regulations that may affect any of the above mentioned factors or other factors in the future, can lead to economic uncertainty and increase the volatility of the capital markets and the securities issued by Brazilian companies. Changes in such policies and regulations may have a negative impact on our operating results and financial position and the price of the shares.

The levels of economic activity, reflected in Brazilian GDP, can influence our distributed volumes. The growth rates in natural gas consumption may occur primarily by substituting other resources, notably fuel oil, gasoline and to a lesser extent other products derived from oil, depending on the prices of each kind of fuel.

We, our subsidiaries and jointly controlled entities generally invoice our sales in Reais, but a substantial portion of our, our subsidiaries’ and jointly controlled entities’ net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of our, our subsidiaries’ and jointly controlled entities’ costs are denominated in Reais. As a result, our operating margins are negatively affected when there is an appreciation of the Real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition.

The recent economic instability in Brazil caused by the rise of inflation, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms in 2017 to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis.

On October 26, 2014, President Dilma Rousseff was re-elected following a tightly contested presidential election campaign. President Dilma Rousseff’s second term has been characterized by significant discontent among certain segments of the Brazilian population as evidenced by widespread protests. Such discontent is attributable to developments such as the worsening Brazilian economic scenario (including an increase in inflation and fuel prices as well as rising unemployment), the perception of widespread corruption (including accusations relating to the widely reported Petrobras corruption scandal), among other factors. Moreover, President Dilma Rousseff is currently subject to impeachment proceedings. On May 12, 2016, the Brazilian Senate voted to begin its review of the impeachment proceedings against President Dilma Rousseff. President Dilma Rousseff was suspended from office pending the outcome of the Brazilian Senate’s review, which must be completed within 180 days. After the legal and administrative process for the impeachment, Brazil’s Senate removed president Dilma Rousseff from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who has run Brazil since Ms. Rousseff’s suspension in May, was sworn in by the Senate to serve out the remainder of the presidential term until 2018. However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new president. We cannot predict which policies Mr. Temer may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Moreover, the Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. Moreover, as has happened in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may have a material adverse effect on our business.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our shares.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015 and 7.2% in 2016. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.1% in 2011, 6.2% in 2012, 5.6% in 2013, 6.2% in 2014, 11.3% in 2015 and 6.6% in 2016. Despite the Brazilian Central Bank’s repeated increases of interest rates during the period from 2013 to 2015, the Brazilian price inflation rate (IPCA) has continued to increase, reaching 10.7% in 2015 (the highest level recorded since 2003), and reaching 6.3% for the twelve-month period ending December 31, 2016.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The Brazilian government’s measures to fight inflation, principally through the Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate Real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the Real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect the Brazilian economy as a whole, as well as on our financial conditions, operations and profits. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our shares.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official interest rates in Brazil at the end of 2016, 2015 and 2014 were 13.75%, 14.25% and 11.75% per year, respectively, as established by the monetary policy committee of the Central Bank (COPOM). Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2016, our consolidated gross debt was either fixed or linked to interest rates based on the CDI (Interbank Deposit Certificate) rate, the TJLP (Long-Term Interest Rate), the IPCA and the SELIC rate. The aggregate amounts indexed are as follows: R$5,202 million, R$2,800.2 million, R$1,823.2 million and R$318.7 million, respectively.

Significant volatility in the value of the Real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

Due to inflationary pressures and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the U.S. dollar and other foreign currencies. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, fluctuation band exchange rate systems, exchange controls and dual exchange rate markets.

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the Brazilian Real depreciated 19.7% and 53.2% against the U.S. dollar in 2001 and 2002, respectively and appreciated 18.0%, 8.0%, 12.3%, 8.5% and 17.0% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. In 2008, the Real depreciated again approximately 31.9% against the U.S. dollar. In 2009, the Real appreciated 25.3% against the U.S. dollar, while in December 31, 2010 the Real to U.S. dollar exchange rate was R$1.6662, according to the Brazilian Central Bank. In 2011, the Real depreciated by 13.6% against the U.S. dollar, from R$1.6510 in the beginning of the period to R$1.8758 by the end of the period, and in 2012 the Real went from R$1.8683 in the beginning of the year to R$2.0435 by the end of the period, amounting to a 9.4% depreciation against the U.S. dollar. In 2013, the Real went from R$2.0415 in the beginning of the year to R$2.3426 by the end of the period. In 2014, the Real went from R$2.3975 in the beginning of the year to R$2.6562 by the end of the period, corresponding to a 10.8% depreciation against the U.S. dollar.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the Real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the Real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the Real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. There can be no assurance that the Real will not depreciate or appreciate further against the U.S. dollar.

Because Cosan, its subsidiaries and jointly controlled entities generally invoices its sales in Reais, devaluation of the Real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the Real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the Real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the Real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

In addition, we are active in the credit market, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to indebtedness as of December 31, 2016 was R$5,864.3 million compared to R$6,969.8 million at December 31, 2015. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foregoing currency debt obligations are not completely hedged. As a result, the possible depreciation of the Real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our liquidity and our cash flows in the short term. The depreciation of the Real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 1.8% in 2012, improving to 2.7% in 2013 but decreasing to 0.1% in 2014 and then to a contraction of 3.8% in 2015, and a contraction of 3.6% in 2016. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

Furthermore, deficiencies in the road, rail or waterway network of the areas in which we operate, such as unpaved or maintenance-free roads, lack of railroads, especially in regions farthest from the port, cause high logistics costs and, consequently, loss of profitability of sugarcane. Likewise, failure or malpractice in transportation handling, whether on trains, trucks or vessels, may lead to loss of production, waste of quantities or damage to sugarcane. Constant climate change, such as excessive rainfall, has led to a worsening of the road’s conservation status, which may lead to an increase in over-production losses. The aforementioned infrastructure deficiencies may make it more difficult for us to conduct our business in the areas in which we operate and thereby adversely affect us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities, as well as adversely affect the availability of credit to Brazilian companies in the foreign market, with the significant outflow of resources from the country and decrease in the amount of foreign currency invested in the country. In addition, negative events in the Brazilian financial and capital markets, any news or evidence of corruption in publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or eventual crisis situations in the Brazilian economy and in other economies may influence the Brazilian capital markets and negatively impact the securities issued in Brazil. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

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

On January 20, 2017, Donald Trump became the President of the United States. The results for the 2016 United States presidential and congressional elections have generated volatility in the global capital markets. Such volatility and uncertainty, as well as changes in administrative and governmental policies of the new administration may have a material adverse effect on global economic conditions and the stability of global financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. We have no control over and cannot predict the effects arising from the new United States administration or its policies. Any disruption to global economic conditions and the stability of global financial markets could have a material adverse effect on us and the market value of our securities.

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

In a referendum held in the United Kingdom on June 23, 2016, a majority of those voting voted for the United Kingdom to leave the European Union (referred to as Brexit) and on March 29, 2017 the United Kingdom formally notified the European Union of its intention to withdraw from the bloc. Brexit could impair our ability to transact business in the United Kingdom and in countries in the European Union. Brexit has already and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets. The long-term effects of Brexit will depend in part on any agreements the United Kingdom makes to retain access to markets in the European Union following the United Kingdom’s withdrawal from the European Union. In addition, we expect that Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replicate or replace. Any of the effects of Brexit could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Events in other countries may have a negative impact on the Brazilian economy.

Global economic conditions may affect the Brazilian economy as well as the demand for our products. For example, a global recession may lead to a reduction in global demand for our products, either through lower consumption or via measures to protect local production. In both cases the consequence would be to reduce prices for our products in the foreign market, affecting our financial performance. Notwithstanding, as a portion of our net operating revenues, generated from export activities, is normally billed in U.S. dollars and, at the same time, most of our costs are denominated in Reais, our operating margins may be adversely affected when the Real appreciates against the U.S. dollar. In addition, we have indebtedness at pre and post fixed rates and, therefore, we are exposed to the risk of interest rate variations. If there is an increase in interest rates, our financial results may be affected.

A reduction in the volume of foreign investments in Brazil may have a negative impact on us.

Any reduction in the volume of foreign investments in Brazil may have an impact on the balance of payments, which may force the Brazilian government to have a greater need to raise funds, both in the domestic and in the international markets, at higher interest rates. Likewise, any significant increase in Brazilian inflation rates and the current slowdowns of the European and American economies may have a negative impact on the Brazilian economy and affect interest rate levels, raising expenses on loans already obtained and costs of new funding from resources by Brazilian companies, including us.

Future governmental policy and regulations may adversely affect our operations and profitability.

Trade flows are materially affected by policies and regulations from Brazilian and foreign federal, state and municipal government. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry as well as the volume and type of imports and exports.

Future Brazilian and foreign governmental policies may adversely affect the supply, demand and prices of our logistics services or otherwise restrict our capacity to operate in our current or prospective markets, potentially affecting our financial performance.

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

In May 2014, Law 12,973, which converts into law the provisions provided for in Provisional Measure No. 627 of November 11, 2013, was enacted. Law 12,973 introduces changes to tax rules, revokes a temporary tax regime which had been in force between 2008 and 2014, and regulates the transition between the then-applicable Brazilian accounting practices and international IFRS standards. Among other things, Law 12,973 makes certain changes to the tax treatment of accounting income, the tax basis of goodwill on acquisition of shareholdings, the fiscal treatment of mergers and acquisitions, present value adjustments in the investee, pre-operational expenses and leases.

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

Cosan S.A. and Cosan Logística have performed a full analysis of the provisions of Law 12,973, and concluded that there was no material impact on its 2016 financial statements as a result of the application of such law.

The ongoing investigations regarding corruption in Brazil may adversely affect the growth of the Brazilian economy and could have a material adverse effect on our business.

Petrobras (Brazil’s state-owned oil company and one of the country’s largest companies and a supplier of the Company) and certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). In addition, elected officials and other public officials in Brazil are also being investigated for allegations of unethical and illegal conduct identified during the new phase of the Lava Jato investigations, which began in July 2015, as well as other investigations.

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

Such investigations have recently extended to persons in high positions in the executive and legislative branches of the Brazilian government, which has caused considerable political instability. It is difficult to predict the effects of such political instability. Persistent economic hardship in Brazil resulting from, among other factors, such investigations, the developments arising therefrom and a scenario of high political instability may have a material adverse effect on us.

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

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, and Brazilian Law No. 12,846/13, or the Anticorruption Act, which has been in effect since January 29, 2014. Any breach thereof may have a material adverse effect on our business, including the acceleration of loans and financing.

The Anticorruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts; and interference with investigations or inspections by governmental authorities. Companies found liable under the Anticorruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6 thousand to R$60 million. Among other sanctions, the Anticorruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. In assessing penalties under the Anticorruption Act, Brazilian authorities may consider the adoption of an effective compliance program. Other relevant laws applicable to corruption-related violations, such as Law No. 8.492/92, or the Administrative Improbity Law, also provide for penalties that include the prohibition to enter into government contracts for up to ten years.

Consequently, if we, our management, employees or third parties acting on our behalf in the countries in which we sell our products become involved in any anti-corruption or criminal investigations or proceedings in connection to our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Item 4.	Information on the Company

A.	History and Development of the Company

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our commercial name is “Cosan.” Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Avenida Presidente Juscelino Kubitschek, 1,327 – 4th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

History

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo.

In 2011, Cosan S.A. and Shell established our Joint Venture, Raízen, to produce sugar and ethanol and to distribute fuel. See “—C. Organizational Structure,” for further information on the Joint Venture.

In March 2012, Cosan S.A. entered into an agreement to acquire Comma, a wholly-owned subsidiary of Esso Petroleum Company Limited to enter into the European lubricants and specialties market. Comma is located in England and manufactures and supplies lubricants, seasonal and car care products to the United Kingdom and other export markets in Europe and Asia, primarily under the Comma brand. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-branded lubricants through certain United Kingdom channels and to continue to manufacture and supply ExxonMobil companies with a range of seasonal and ancillary automotive products. The transaction was concluded on July 1, 2012.

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

Also in May 2012, Cosan S.A., through its subsidiary Provence Participações S.A., or Provence, entered into a Stock Purchase Agreement to acquire 60.1% for R$3.4 billion of Comgás from BG Group. Our acquisition of a 60.1% stake of Comgás was concluded on November 5, 2012, with full approval from, and no restrictions were imposed by CADE or ARSESP (the relevant sectoral regulator). As a result of this acquisition, we entered into a shareholders’ agreement with the other principal shareholders of Comgás, Integral Investments B.V. and Shell Brazil Holding BV, subsidiaries of Shell Gas BV of the Shell Group. Shell Brazil Holding BV, which has a direct and indirect interest in Comgás, corresponding to 18.2% of its share capital, was granted an option to convert its current stake of 21,805,645 Comgás common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date.

On February 24, 2014, Cosan S.A., through its subsidiary Rumo submitted to ALL a binding proposal for the merger of ALL by Rumo. The proposal entailed the merger of all the shares issued by ALL into Rumo, with the existing shareholders of Rumo and ALL receiving 36.5% and 63.5%, respectively, of the capital stock of the combined company. The merger was subject to certain conditions precedent, notably the following: (1) Rumo had to become registered as a Brazilian publicly held company and simultaneously join the “Novo Mercado” segment of BM&FBOVESPA; (2) regulatory approvals from CADE and the ANTT being obtained; and (3) all corporate and third-party approvals required by applicable laws and the by-laws of the companies being obtained.

At an extraordinary general meeting held on October 1, 2014, Cosan S.A.’s shareholders approved a spin-off of the logistics business of Cosan S.A. and the merger of the spun-off portion into Cosan Logística (the “Partial Spin-off”). The Partial Spin-off sought to segregate Cosan S.A.’s logistics activities, focused on Rumo, in order to allow each of our business segments to be more sector-focused, and to establish a suitable capital structures for each business segment. It also seeks to provide the market with greater transparency on each business segment’s performance, which will give shareholders and investors an improved ability to analyze each individual business’ performance. Cosan Limited controls both Cosan S.A. and Cosan Logística, with a 62.51% and 62.51% interest in each of them, respectively. At September 30, 2014 the portion spun-off to Cosan Logística had a book value of R$1,059.5 million. Due to the Partial Spin-off, all of the shares issued by Cosan Logística previously held by Cosan were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to the shareholders of Cosan (including Cosan Limited) at an exchange ratio of 1:1. Cosan’s shares were traded ex-rights to receive Cosan Logística’s shares as from October 6, 2014. Cosan Logística’s shares are currently traded on the BM&FBOVESPA under the ticker “RLOG3,” with trading having started on October 6, 2014. As a result, shareholders had been provided with the same political and economic privileges in Cosan Logística as those conferred on them by the shares of the company they previously held. Furthermore, the Partial Spin-off did not result in any change in the characteristics of Cosan’s shares or the advantages conferred by them. Due to the Partial Spin-off and consequent transfer of the spun-off portion to Cosan Logística, the share capital of Cosan S.A. was reduced by R$1,059,591, corresponding to the book value of the spun-off portion, without any cancellation of Cosan S.A.’s shares. As such, Cosan S.A.’s share capital reduced from the current R$4,691,822 to R$3,632,231, and it remains divided into 407,214,353 registered common, nominative and without par value shares.

On April 1, 2015, following the completion of the applicable conditions precedent, the merger between Rumo and ALL was effected with an adjusted exchange ratio (adjusted by the dividends distributed per each company during the period) that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result, ALL’s shares (BM&FBOVESPA ticker: ALLL3) were delisted from BM&FBOVESPA as of March 31, 2015. As of April 1, 2015, Rumo’s public shares listed on the BM&FBOVESPA (under the ticker “RUMO3”) fully reflected the effects of the merger.

On April 13, 2016, Rumo completed a capital increase in an amount of R$2.6 billion through a public offering of its common shares to investors in Brazil and abroad. Rumo used the net proceeds from the offering to strengthen its working capital and make investments.

In June 2016, Cosan Luxembourg S.A., or “Cosan Luxembourg,” a subsidiary of Cosan S.A., commenced a cash tender offer, or the tender offer, for any and all of (i) the R$850.0 million 9.50% Senior Notes due 2018, or the “2018 Notes,” and (ii) the U.S.$500.0 million 5.00% Senior Notes due 2023, or the “2023 Notes.”

In conjunction with the tender offer, Cosan Luxembourg also solicited consents of the holders of the 2018 Notes and the 2023 Notes to eliminate substantially all of the restrictive covenants and certain events of defaults and related provisions contained in the applicable indenture governing such series of notes. As of July 1, 2016, the expiration date for the consent solicitation, (i) R$686,538,000 in aggregate principal amount of the 2018 Notes, or approximately 80.8% of the outstanding 2018 Notes, and (ii) U.S.$378,687,000 in aggregate principal amount of the 2023 Notes, or approximately 75.7% of the outstanding 2023 Notes, had been validly tendered pursuant to the tender offer. The requisite consents were obtained and a supplemental indenture eliminating the restrictive covenants and certain events of default was executed.

Concurrently with the tender offer, on June 9, 2016, Cosan Luxembourg sold an aggregate principal amount of U.S.$500 million in 7.000% senior notes due 2027. An additional U.S.$150 million in aggregate principal amount of 7.000% senior notes due 2027 were issued on July 18, 2016. The senior notes due 2027 are unconditionally and irrevocably guaranteed by Cosan S.A. The net proceeds from the offering of the senior notes due 2027 were used to pay the tender price of any 2018 Notes and/or 2023 Notes that were tendered in connection with the tender offer. Any remaining funds were used for general corporate purposes.

On September 30, 2016, Cosan S.A. entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar and Radar II”) through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, Cosan S.A. reduced its equity interest in Radar and Radar II from 37.7% to 3%. Cosan S.A. retains significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the inhibition of Cosan’s decision-making power defined on the shareholders agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

On October 8, 2016, ALL – América Latina Logística S.A. changed its corporate name to Rumo S.A. Subsequently, on December 31, 2016, Rumo Logística was merged into its wholly-owned subsidiary Rumo S.A., as a result of which Rumo S.A. is the successor entity to Rumo Logística.

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Cosan S.A. and Shell agreed to renew the existing lock up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

On January 20, 2017, Raízen completed an offering of 5.300% senior notes due 2027 in an aggregate principal amount of U.S.$500 million. The net proceeds from this offering were used by Raízen to repay certain existing indebtedness with the remaining funds being used for general corporate purposes.

On February 9, 2017, Cosan Logística’s subsidiary, Rumo, completed an offering of 7.375% senior notes due 2024 in an aggregate principal amount of U.S.$750 million. The proceeds of this offering were used to repay certain short-term indebtedness and the remainder (if any) for general corporate purposes.

Capital Expenditures

For a description of our principal capital expenditures over the fiscal years ending December 31, 2016, 2015 and 2014, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”. For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B.	Business Overview

The Company is one of the largest companies in Brazil, as ranked by the Exame magazine’s annual Melhores e Maiores publication, with businesses in strategic sectors to Brazil’s development, such as energy and logistics. The following companies are part of the organization: Cosan S.A. and its subsidiaries, Comgás and Moove, Raízen (which is under joint control) and Cosan Logística with its subsidiary Rumo.

Through Raízen, a joint venture between Cosan S.A. and Shell created in June of 2011, the company produces more than 2 billion liters of ethanol per year to supply both domestic and international markets and 4.2 million tons of sugar, with 940 MW of installed capacity—making it the largest sugar exporter and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 6,027 service stations throughout Brazil under the Shell brand, with approximately 960 convenience stores, 67 distribution terminals and presence in 64 airports supplying jet fuel.

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of over 15,000 kilometers, bringing natural gas to 1.7 million residential, commercial and industrial consumers in 87 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering 177 cities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

Through Moove the company produces and distributes automotive and industrial lubricants. Under the Mobil brand, Cosan operates in Brazil and in four other countries: Bolivia, Uruguay and Paraguay (South America) and since January 2016 in Spain (Europe), aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Under the Comma brand, Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

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

Cosan Limited (NYSE ticker: “CZZ”) has been listed since 2007 on the NYSE, and also has BDRs (BM&FBOVESPA ticker: “CZLT33”) issued in Brazil listed on BM&FBOVESPA. Cosan S.A. (BM&FBOVESPA ticker: “CSAN3”) has been listed since 2005 and Cosan Logística (BM&FBOVESPA ticker: “RLOG3”) has been listed since 2014, both on the BM&FBOVESPA segment with the highest standards of corporate governance, the “Novo Mercado.” Comgás (BM&FBOVESPA ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the BM&FBOVESPA. Rumo (BM&FBOVESPA ticker: “RAIL3”) has been listed since 2015 on the BM&FBOVESPA, with the highest standards of corporate governance, the “Novo Mercado.”

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture Company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of 6,027 Shell-branded retail service stations, 67 distribution terminals and 64 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 27% market share in Brazil in terms of volume of fuel sold in the fiscal year ended December 31, 2016, according to Sindicom.

The following are the three main lines of activity in which Raízen Combustíveis is engaged:

•	Retail: Raízen Combustíveis operates in the retail segment of the fuels distribution market through a network of Shell-branded retail service gas stations which on December 31, 2016 totaled 6,027 stations throughout Brazil. Raízen Combustíveis is a “Shell” brand licensed company, which is recognized as a symbol of quality and technology. The main products that Raízen Combustíveis sells at gas stations are Shell V-Power (ethanol and gasoline with additives) and Shell Evolux.

•	Business to Business (B2B): Raízen Combustíveis operates in the B2B segment with more than 1,880 customers such as cargo and passenger transport companies and companies in the agricultural and mining industries, among others. Our B2B strategy is focused on customer loyalty through premium technology products (Shell V-Power and Shell Evolux portfolios), digital payment methods and carrier fleet control tools.

•	Aviation: Raízen Combustíveis operates in the aviation sector through its 64 supply bases in Brazilian airports, providing services to commercial and business aviation companies. Raízen Combustíveis invests in the improvement of customer services and marketing strategies to differentiate its product offering in the business aviation market. The product marketed by this segment is Shell Aerojet.

Raízen Combustíveis Highlights	As of and For Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Service stations	6,027	5,682	5,356
Fuel sold (billion liters)	24.8	25.1	25.0
Ethanol sales (R$ million)	5,246.6	5,392.6	3,556.7
Gasoline sales (R$ million)	29,162.1	23,784.4	22,165.1
Diesel sales (R$ million)	29,812.9	27,503.9	24,274.8
Jet fuel sales (R$ million)	3,414.2	4,233.7	5,111.4
Other products (R$ million)	507.2	498.3	625.9

Net sales (R$ million)(1)	68,143.0	61,412.9	55,733.9

(1)	Raízen Combustíveis is accounted for under the equity method, and therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

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

Ethanol is sourced from various third party suppliers and from Raízen Energia as well. The prices of ethanol supplied are generally determined by the ESALQ index. The prices of oil-derivative fuels supplied to us by Petrobras generally vary according to international oil prices, however Petrobras often delays passing on variations in market oil prices to its customers, thereby minimizing some of the volatility of oil price changes experienced in international markets.

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

As hydrous ethanol is less energy intense than gasoline, consumers will usually only switch to ethanol if the price is significantly lower than gasoline. When hydrous ethanol is retailed at about 70% of the price of gasoline, the two fuels are considered to be at price parity with each other. At a level below 70%, the demand for ethanol will significantly increase at the expense of gasoline.

Raízen Combustíveis supplies aviation fuel at 64 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, and Brasília airport in the Federal District, to Brazilian and foreign airlines.

In addition, we have 961 convenience stores (an increase from 743 in 2013, 863 in 2014 and 944 in 2015) throughout Brazil.

Regulation

The National Agency of Petroleum, Natural Gas and Biofuels, or ANP, is a federal agency responsible for the control, supervision and implementation of the government’s oil, gas and biofuel regulations. The ANP regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Brazil. With respect to regulation relating to gasoline and biofuels, the ANP determines the product quality standards and a minimum storage capacity required to be maintained by distributors and is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity.

Environmental health and safety standards. Fuel distributors are subject to Brazilian federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety, licensing by fire departments, environment and transport authorities. The National Environmental Council (Conselho Nacional do Meio Ambiente), or CONAMA, is the main government body responsible for issuing environmental standards and regulations at the federal level. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air, soil and water pollution, including management of hazardous waste.

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

Raízen Energia Highlights	As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Crushed sugarcane (million tons)	62.2	59.9	57.1
Sugar volume sold (thousand tons)	4,694.6	4,623.6	4,432.8
Ethanol volume sold (million liters)	3,614.3	3,646.3	2,952.2
Energy sold (MWh)	2,871.9	2,611.2	2,239.8
Net sugar sales (R$ million)	5,794.8	4,671.0	4,059.6
Domestic market	1,437.4	1,010.9	1,009.1
External market	4,357.4	3,660.1	3,050.5
Net ethanol sales (R$ million)	6,480.4	5,557.3	4,376.8
Domestic market	3,810.4	2,574.7	2,227.8
External market	2,670.0	2,982.6	2,149.0
Net energy cogeneration sales (R$ million)	520.5	554.9	618.6
Other products and services (R$ million)	338.1	297.7	208.9
Net sales (R$ million)(1)	13,133.8	11,080.9	9,263.9

(1)	Raízen Energia is accounted for under the equity method; therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Our production uses sugarcane, the most competitive and viable feedstock for sugar and ethanol production because of its low cost and high energy efficiency ratio relative to other energy sources, such as corn and sugar beet. Sugarcane is our principal raw material. It is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climate conditions of the central-south region of Brazil are ideal for growing sugarcane.

Raízen Energia’s sugarcane production is sourced from owned or leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on owned or leased land with the amount purchased from third parties during the periods set out below.

	As of and for Fiscal Year Ended December 31
	2016 (*)%		2015 (*)%		2014 (*)%
	(millions of tons, except percentages)
Own sugarcane harvested from leased land	31.3	50.4	28.9	48.3	29.2	51.1
Sugarcane purchased from third-parties	30.9	49.6	31.0	51.7	27.9	48.9

Total	62.2	100	59.9	100	57.1	100

(*)	Unaudited.

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

Our mills have the capacity to crush 68 million tons of sugarcane per year and in the fiscal year ended December 31, 2016, we crushed 62.2 million tons of sugarcane, or 10% of Brazil’s central-south region total sugarcane production (which was 619.3 million tons as of December 31, 2016, according to UNICA). For further information on our sugarcane mills see “Item 4. Information on the Company—D. Property, Plant and Equipment.” The mills that are prepared to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 55% sugar and 45% ethanol to 45% sugar and 55% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane biomass at very high temperatures in boilers, to heat water that is transformed into steam. Eleven of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2016 we exported 78.3%, by volume, of the sugar we sold. Rumo handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London #5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 63.5% of our ethanol production in the fiscal year ended December 31, 2016 and 59.0% of our ethanol production in the fiscal year ended December 31, 2015. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A. (BR Distribuidora), Raízen Combustíveis S.A. (Shell) and Cia. Brasileira de Petróleo Ipiranga (Ipiranga). We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2016, we exported 41.2%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

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

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2016, producing approximately 2.1 billion liters of ethanol, representing 7.4% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having sold abroad R$2.7 billion including trading in the foreign markets, having exported 1.5 billion liters in the fiscal year ended December 31, 2016 and 1.8 billion liters in the fiscal year ended December 31, 2015.

Cogeneration

Raízen Energia, is one of the world’s largest producers of energy from sugarcane bagasse. We currently have an installed energy capacity of 940 MW per year from our 24 mills, of which 13 mills sold their excess energy to the grid and on the spot market. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights	As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Energy sold (MWh)	2,871.9	2,611.2	2,239.8
Net sales (R$ million)(1)	520.5	554.9	618.6

(1)	Raízen Energia is accounted for under the equity method, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended December 31, 2016, 2015 and 2014, we sold 2,871.9 MWh, 2,611.2 MWh and 2,239.8 MWh, respectively, of energy to third parties. Our main customers, besides the energy sold to the Brazilian grid, are utility companies. In the fiscal year ended December 31, 2016, approximately 80% of our excess cogeneration volume was sold through long-term contracts.

Seasonality

Raízen Energia is subject to the seasonality of the annual sugarcane harvesting period in the central-south region of Brazil, which usually begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvest (i.e., January through March), and a degree of seasonality in our gross profit. See also “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Seasonality.”

Regulation

Raízen Energia is subject to several Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation and discharge of hazardous materials into the ground, air and water as well as regulation concerning electricity generation.

Permits. Certain environmental laws require us to obtain from governmental authorities permits, licenses and authorizations to install and operate our mills, to burn sugarcane and to perform other activities.

We are subject to the regulations of the pollution control and remediation agencies of several Brazilian states:

•	Environmental Company of the state of São Paulo (Companhia Ambiental do Estado de São Paulo—CETESB);

•	Environmental Agency of the State of Goiás (Secretaria de Meio Ambiente, Recursos Hídricos, Infraestrutura, Cidades e Assuntos Metropolitanos—SECIMA); and

•	Environmental Institute of the state of Mato Grosso do Sul (Instituto de Meio Ambiente do Mato Grosso do Sul—IMASUL).

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

Comgás (Natural Gas Distribution)

Overview

Comgás is Brazil’s largest distributor of piped natural gas, with a network reaching over fifteen thousand kilometers and delivering natural gas to more than one million residential, commercial and industrial consumers in over 87 cities. The Comgás concession area covers approximately 26% (according to the IBGE) of Brazil’s GDP, including approximately 180 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 30% market share in Brazil in terms of volume sold in 2016, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’ supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolívia and Brazil having been entered into. Our natural gas supply agreement with Petrobras that is sourced out of Bolívia comes due in 2019 and we cannot assure you that it will be renewed. See “Item 3. Key Information––D. Risk Factors. Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate––Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Comgás Highlights	As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Natural gas sold (million cbm)	4,323.0	5,210.9	5,458.7
Net sales (R$ million)	5,657.2	6,597.0	6,387.1

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

Moove

Moove is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil and Comma brands in Brazil, Bolivia, Uruguay, Paraguay, Spain, and in specific sales channels in the United Kingdom and Asia.

Moove Highlights:	As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Volume of lubricants sold (thousand liters)	328.9	316.9	319.8
Net sales (R$ million)	1,883.7	1,751.7	1,602.2

We have a wholly-owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 2.2 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 600 different lubricants, and purchase more than 400 raw materials, including basic oils and additives.

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

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies that our fuel distribution business, Raízen Combustíveis, is subject to. See “—Raízen Combustíveis (Fuel Distribution).”

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

Following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Furthermore, Rumo acquired control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the Ports of Santos, Paranaguá, São Francisco and Rio Grande. As a result, Rumo now operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported. Moreover, Rumo started operating twelve main inland terminals, either directly or through partners. For further information, see “—A. History and Development of the Company.”

The following table sets for the certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
Port elevation volume (thousand tons)	13,113.7	11,681.6	11,117.9
Logistics sales (R$ million)(1)	—	—	671.6
Port handling sales (R$ million)(1)	—	—	220.5
Other sales (R$ million)(1)	—	—	23.3
North operations (R$ million)	3,651.5	2,925.1	—
South operations (R$ million)	1,097.7	888.5	—
Container operations (R$ million)	265.4	224.3	—
Net sales (R$ million)	5,014.6	4,037.9	915.4

(1)	As the acquisition of ALL occurred on April 1, 2015, the result of information with segments are presented in the North Operations, composed of the railway operations, transshipment and port elevation in the areas of the Company’s concession of Malha Norte and Malha Paulista.

Currently, Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines, more than 1,000 locomotives, over 30,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where we store grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over one million tons of grains per month. Moreover, Rumo controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate Rumo leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve our logistics and other services. For example, the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, in which Rumo currently has a 10% equity interest, is a significant port project that has been constructed and has the capacity to handle approximately eight million tons of grain per year.

Operational Segments

Rumo organizes its operations into three segments that correspond to the main markets in which it operates: (1) the north operations segment, or Northern Operations, comprising the Malha Norte and Malha Paulista rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and Rumo’s port operation in Santos, (2) Rumo’s south operations business segment, or Southern Operations, comprising Malha Oeste and Malha Sul, as well as Rumo’s transshipment terminals in the state of Paraná, and (3) Rumo’s container operations business segment, or Container Operations, which comprise the operations of Brado Logística and other container operations.

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for Fiscal Year Ended
	December 31, 2016		December 31, 2015		December 31, 2014
	(in R$ millions, except percentages)
Northern Operations	3,651.5	72.8%	2,925.1	72.4%	915.4	100%
Southern Operations	1,097.7	21.9%	888.5	22.0%	—	—
Container Operations	265.4	5.3%	224.3	5.6%	—	—

Net sales(1)	5,014.6	100%	4,037.9	100%	915.4	100%

(1)	Segment created following the ALL Acquisition, which was completed on April 1, 2015.

Major Customers

The majority of cargo that Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Raízen, Cargill, Amaggi and Archer Daniels Midland. In the fiscal year ended December 31, 2016, Bunge accounted for 17.6% of Rumo’s total net revenue from services, while Rumo’s five major clients accounted for 51.6% of its total net revenue from services. In 2015, Bunge accounted for 16.3% of Rumo’s total net revenue from services, while Rumo’s five major clients accounted for 43% of Rumo’s total net revenue from services. Bunge is the principal customer of Rumo’s Northern and Southern operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, loading cargo in transshipment terminals destined for ports which Rumo operates.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, Amaggi, Archer Daniels Midland and Louis Dreyfus, which jointly accounted for 40.9% of Rumo’s net revenue from services from the rail sector in 2015 and 58% in 2016. Bunge alone accounted for 15.4% and 21% of Rumo’s net revenue from services from the rail sector in each of 2015 and 2016, respectively.

Rumo’s major clients in the port elevation sector include Raízen, Bunge, Sucden, Cofco and Czarnikow, which jointly accounted for 60% of our net revenue from services from the port elevation sector in 2015 and 68.9% in 2016. Raízen alone accounted for 20% of Rumo’s net revenue from services in the port elevation sector in 2015 and 24.1% in 2016.

Seasonality

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport. See also “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Seasonality.”

Regulation

Port regulation

The Brazilian constitution provides that the federal government, directly or by delegation to third parties, shall exploit port activities in Brazil. In 2001, the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” was created in order to regulate the Brazilian port industry and to enter into the relevant concession and adhesion agreements regarding the provision of port services.

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

Rail Transportation Regulation

Following Rumo’s merger with ALL, we are subject to the regulation of the ANTT, which is responsible for monitoring road and rail transport operations and the federal concessions of road and rail infrastructure in Brazil. Previously, we were indirectly subject to such regulation due to the agreements we had in place with ALL.

Rail transportation activities in Brazil are subject to a wide variety of laws and regulations, such as: Law 8987/95 (Concession Law); ANTT Resolution nº 3.694/2011 (Approves Regulations for Users of Rail Freight Services); ANTT Resolution nº 3.695/2011 (Approves the Regulations of “Right of Passage” and “Mutual Traffic” operations); ANTT Resolution nº 3.696/2011 (Approves the regulations for agreeing to production targets per stretch of railway and safety targets for concessionaires).

The Concession Law requires that the granting authority and concession holder enter into a concession agreement regulating the terms of such exploration and setting forth the terms applicable to the performance of the services (including with regards to the applicable penalties).

Rail Concessions

We conduct our rail activities through the following concession agreements: (1) the concession agreement entered into on December 30, 1998 involving Malha Paulista, expiring in 2028 (which may be extended for a further 30 years); (2) the concession agreement entered into on May 19, 1989 involving Malha Norte, expiring in 2079; (3) the concession agreement entered into on July 7, 1996 involving Malha Oeste, expiring in 2026; and (4) the concession agreement entered into on February 27, 1997 involving Malha Sul, expiring in 2027 (which may be extended for a further 30 years).

In September 2015, we filed formal requests for the renewal of the Malha Sul and Malha Paulista concession agreements with the ANTT. Such requests are currently under review by the ANTT. The request relating to the Malha Paulista concession is in a more advanced stage of analysis by the ANTT and the analysis of the Malha Sul renewal request should resume following the conclusion of the ANTT’s analysis of the renewal request relating to Malha Paulista.

Waterborne Transportation Regulation

In Brazil, there are two main regulatory regimes affecting waterborne transportation: (i) the concession regime, which regulates the exploitation of publicly-owned port terminals and the leasing of publicly-owned terminals and (ii) the authorization regime, relating to new private port terminals and facilities. The main legislation applicable to this sector is: Law 12,815 dated June 5, 2013 (Ports Law) and Decree 8,033 of June 27, 2013.

Port Lease Agreements

We lease 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). We lease this property pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, a renewal of the maturity for the Lease Agreement is not possible because the lease has already been renewed once. Pursuant to the lease agreement, we have an obligation to make investments totaling an estimated R$308 million, which we expect to complete by February 2019.

We also hold equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2022; (2) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Malha Norte via a leasing agreement due to expire in 2022; and (4) Terminal Marítimo do Guarujá (TMG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2022.

There are ongoing legal proceedings regarding whether the lease agreements relating to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá should be subject to the public procurement regime. These proceedings are currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). With regards to the Portofer lease agreement, there is an ongoing investigation by the Brazilian Federal Prosecutors’ Office, of a non-criminal nature, to assess the legal validity of the agreement.

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the three major distributors increasing their combined market share from 65.2% in 2000 to approximately 75% in 2016, according to ANP and considering all products.

According to Sindicom, the top-four distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Raízen, through the Shell brand, Ultrapar S.A., through the Ipiranga brand and AleSat Combustíveis S.A., a domestic Brazilian fuel distribution company. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the past decade. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 371 sugar mills and 137 company groups participating, according to UNICA and Novocana.

We also face competition from international sugar producers. According to UNICA, we are the largest sugar producer in Brazil and the largest sugar exporters in the world with 4.2 million tons of sugar produced in the 2015/2016 harvest, compared to British Sugar (1.0 million tons of sugar produced in the 2015/2016 harvest) and Südzucker AG of Germany (with 4.1 million tons of sugar produced in the 2015/2016 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

Natural Gas

Comgás’ concession area covers approximately 26% of Brazil’s GDP, including approximately 180 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2029. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

Logistics

Companies active in the Brazilian railroad transport market generally provide logistics services in their respective regions, with regions being allocated to various companies based on the public concessions granted by the ANTT. The necessity of obtaining a concession from the ANTT represents a barrier to the entry of new competitors into the market given that each concession area is granted to a single operator. As there are currently no parallel rail tracks in the Brazilian railway network, the competition in the market in which we operate primarily derives from truck transportation, which can compete for the same freight as rail operators. Clients generally select a mode of transportation based on the best terms and conditions offered to them in the market.

The main factors on which transport companies compete are the freight rates charged, efficiency and volume. Given our offering of advantageous prices coupled with our significant transport capacity and greater efficiency, we believe we have significant opportunities to increase our current market share within the areas in which we operate and that we are in a better strategic position than our competitors to seize the growth opportunities in these industries.

Historically, railroad freight prices have varied in conjunction with road freight prices. Freight prices in the road transportation market have increased significantly in the past years, as illustrated below. We expect this increase to also benefit railroad operators such as us, given the correlation between road and rail freight prices.

Patents, Licenses, Contracts and Processes

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

As of the date of this annual report, we own 200 trademarks in Brazil, 81 of which are owned by Cosan S.A., six of which are owned by Cosan Logística, with the remaining 113 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our principal research and development activities for the fiscal years ended December 31, 2016, 2015 and 2014 concentrated in the following key areas:

•	We engage CanaVialis S.A., or “CanaVialis,” to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen Energia’s mills. CanaVialis, which is a subsidiary of Monsanto, is a privately owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their bio factory, which allows us to decrease the amount of time required for seedling production and grants us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects for the construction of new sugarcane mills.

•	Raízen also invests in innovation in the ethanol manufacturing process. Raízen has an interest in Shell’s commercialization rights of Iogen Energy, which conducts research into advanced fuels, including ethanol extracted from the cellulose of sugarcane and other plants.

•	We conduct research and development into renewable base oils through Novvi S.A., a Joint Venture between Cosan and Amyris formed in 2011. Novvi was established for the worldwide development, production and commercialization of renewable base oils made from Biofene, Amyris’ renewable farnesene.

•	Our total research and development expenditure amounted to R$3,697.1 thousand in 2016, R$764.6 thousand in 2015 and R$757.7 thousand in 2014, respectively.

C.	Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our main operations include: (1) the distribution of fuels in the Brazilian market through Raízen Combustíveis, our downstream Joint Venture company; (2) the production and sale of sugar and ethanol and the cogeneration of electricity from sugarcane bagasse through Raízen Energia, our upstream Joint Venture company; (3) the distribution of piped natural gas in part of the state of São Paulo through our subsidiary Comgás, which has been consolidated since November 2012; (4) logistics services including transportation, port loading and storage of sugar, through our indirectly owned subsidiary Rumo; (5) the production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian markets under the Comma brand; and (6) certain other investments (“Cosan Corporate”).

At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan to “Cosan Logística S.A.” was approved by Cosan’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off does not affect the consolidated financial statements of Cosan Limited.

A list of the Company’s subsidiaries is included in note 3 of our audited consolidated financial statements for the fiscal years ended December 31, 2016, 2015 and 2014 attached hereto. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

Until the adoption of IFRS11 – Joint Arrangements (“IFRS 11”), these investments were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in the transition period ended December 31, 2013, these investments are accounted for under the equity method. The Joint Venture consists of three separate legal entities:

•	Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. The resulting company had in 2016 a network of approximately 6,027 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•	Raízen Energia S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan and its subsidiaries own 50% plus one share of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 50% minus one of this entity’s voting shares.

•	Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

D.	Property, Plant and Equipment

For more information related to property, plant and equipment see note 18 of our audited consolidated financial statements for the fiscal years ended December 31, 2016, 2015 and 2014 attached hereto. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 67 distribution terminals to approximately 6,027 service stations throughout Brazil under the Shell brand and also has 64 airport terminals supplying aviation fuel.

Raízen Energia

Raízen Energia operates 24 mills with a crushing capacity of 68 million tons and 940 MW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of over 15,000 kilometers, supplying natural gas to 1.7 million residential, commercial and industrial consumers in over 87 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering approximately 180 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.

Moove

Moove has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 2.2 million barrels of lubricants per year, storage capacity for base oils and lubricants (620,000 barrels) and a pier facility for docking ships of up to 20,000 tons.

Cosan Logística

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest railroad-based logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. We operate in the states of Mato Grosso and São Paulo as well as the southern region of Brazil. According to MDIC and IBGE data, our rail network extends over an area that accounts for approximately 80% of Brazil’s GDP, where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported.

Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines, more than 1,000 locomotives, and more than 30,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where we store grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over one million tons of grains per month. Moreover, Rumo controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate Rumo leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve our logistics and other services. For example, the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, in which Rumo currently has a 10% equity interest, is a significant port project that has been constructed and has the capacity to handle approximately eight million tons of grain per year.

The transportation of agricultural commodities, primarily for export, represented approximately 82%, 80% and 76% of Rumo’s transported volume in 2016 and in the fiscal years ended December 31, 2015 and 2014, respectively, while transportation of industrial products represented approximately 18%, 20% and 24% of Rumo’s transported volume in the same periods, respectively. In addition, in 2016 and in the fiscal years ended December 31, 2015 and 2014, approximately 70%, 68% and 62%, respectively, of Rumo’s transported volume derived from the transportation of grains.

We believe that Rumo’s asset base allows it to provide transportation services to various customers, mainly for agricultural commodities, which has made Rumo one of the primary agricultural logistics service providers in the Brazilian agricultural industry. We believe that the services Rumo provides are important to the development and growth of the country, as Brazil is one of the main producers and exporters of agricultural products in the world.

Rumo also provides intermodal transportation logistics services, which is the movement of freight via container using two or more modes of transportation (generally rail and truck). We believe that these methods of transportation reduce the costs of cargo handling, because containers are typically consolidated from trucks onto trains or ships that can carry mass loads, allowing for fuel efficiency.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Energia

Biological Asset and Intercrop Maintenance

Raízen Energia invests in maintaining and renewing sugarcane fields at approximately 15% per year. Raízen Energia also invests every year in intercrop maintenance. The biological asset and intercrop maintenance capital expenditures totaled R$1,694.2 million in 2015/16 crop year.

Operational and Other Projects Expenditures

Raízen Energia has several other investments that include health, safety and environmental initiatives, sustaining, ethanol and sugar logistics, harvest and planting mechanization, expansion through brownfield projects among other projects. An important part of these investments aims to increase de productivity and efficient of its operations. The operational and other projects capital expenditures totaled approximately R$ 0.2 billion in 2015/16 crop year.

Comgás

Comgás has been investing in its network expansion and during the fiscal year ended December 31 2016, we invested R$438.4 million, of which approximately 66% was associated with expansion programs and approximately 24% was related to network support investments in order to reinforce, restore and renovate the existing distribution network. In 2017, we expect to invest approximately R$475 million, of which approximately 70% is associated with expansion programs and approximately 60% is related to network support investments.

Cosan Logística

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2016, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$1,699.2 million in the aforementioned initiatives, including overhauling 472 km of tracks and, purchasing 925 railcars and 65 new locomotives.

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

Rumo, together with certain third parties, have invested in the construction of a roof over one of its two port terminals in the port of Santos, in the state of São Paulo. This roof, which is still under construction, will make it possible to conduct cargo loading onto ships on rainy days. Historically, the city of Santos has had 120 days of rain per year during which the loading of ships is usually not possible. The construction of the roof and, together with other investments Rumo is making in the port terminal, is expected to increase the loading capacity of Rumo’s terminals to 19 million tons.

E.	Supplemental Information About Joint Venture

Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly controlled entities (Joint Ventures) under the new standard. Although, Raízen Combustíveis and Raízen Energia are not consolidated in our financial statements (since March 31, 2013) we have included below a summary of business performance derived from note 7 (Operating segments) to our audited financial statements for the periods indicated.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2016 with the audited fiscal year ended December 31, 2015, and on a comparison of the audited fiscal year ended December 31, 2015 with the audited fiscal year ended December 31, 2014.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2016 Compared to the Fiscal Year Ended December 31, 2015

Net Sales

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	13,133.8	11,080.9	18.5%
Ethanol	6,480.4	5,557.3	16.6%
Sugar	5,794.8	4,671.0	24.1%
Cogeneration	520.5	554.9	(6.2)%
Other	338.1	297.7	13.6%
Raízen Combustíveis(1)	68,143.0	61,413.0	11.0%
Fuel	68,143.0	61,413.0	11.0%
Other	—	—	—

(1)	Includes 100% of these entities’ net sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the fiscal year ended December 31, 2016 increased from R$11,080.9 million to R$13,133.8 million (or 18.5%), as compared to the fiscal year ended December 31, 2015, primarily due to higher average sugar and ethanol prices, reflecting better market prices in the period (mainly as a result of increased international prices and the depreciation of the Real against the U.S. dollar) and an increase of 1.5% in sugar sales volume (related to the international market). This was offset in part by a decrease in ethanol sales volume, along with the opportunities to sell third-party products.

Raízen Combustíveis

Raízen Combustíveis’ net sales in the fiscal year ended December 31, 2016 increased from R$61,413.0 million to R$68,143.0 million, or 11%, as compared to the fiscal year ended December 31, 2015. This growth reflects higher gasoline sales volume and higher prices of (i) gasoline (6%) and diesel (4%) adjusted by Petrobras; and (ii) ethanol (ESALQ base). This was offset by a decrease in net sales in the aviation segment (where prices are pegged to international parity and to the U.S. dollar) from R$4,233.7 million as of December 31, 2015 to R$3,414.2 million as of December 31, 2016, or 19.4%.

Cost of Sales

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	(9,967.5)	(9,148.1)	9.0%
Raízen Combustíveis(1)	(64,445.9)	(58,196.3)	10.7%
Cost of Sales	(74,413.4)	(67,344.4)	10.5%

(1)	Includes 100% of these entities’ cost of sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2016 increased 9%, or R$819.4 million, as compared to the fiscal year ended December 31, 2015, due mainly to a 31.6% increase in the price of sugarcane acquired from third parties (primarily from CONSECANA).

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2016 increased 10.7%, or R$6,249.6 million, as compared to the fiscal year ended December 31, 2015. This increase is due to increases in diesel and gasoline prices implemented by Petrobras in September 2015 and a 11% increase in logistics costs as a result of our supply strategy.

Selling Expenses

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	(732.7)	(616.9)	18.8%
Raízen Combustíveis(1)	(1,303.3)	(1,188.5)	9.7%

Selling expenses	(2,036.0)	(1,805.4)	12.8%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

Raízen Energia

Raízen Energia’s selling expenses increased R$115.8 million, or 18.8%, in the fiscal year ended December 31, 2016 as compared to the fiscal year ended December 31, 2015, due primarily to 25.6% higher expenses with freight. These higher freight expenses can be principally attributed to the higher volume of sales, driven primarily by sales of ethanol to export markets which increased by 2.6%.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased to R$114.8 million, or 9.7%, in the fiscal year ended December 31, 2016, from R$1,188.5 million in the fiscal year ended December 31, 2015, due primarily to 26.3% increased with freight and logistics expenses reflecting Raízen’s supply strategy.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	(567.4)	(518.8)	9.4%
Raízen Combustíveis(1)	(447.8)	(394.6)	13.5%

General and administrative expenses	(1,015.2)	(913.4)	11.1%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

Raízen Energia

General and administrative expenses totaled R$567.4 million in the fiscal year ended December 31, 2016, an increase of 9.4% compared to the fiscal year ended December 31, 2015, primarily due to higher personnel expenses and contract labor.

Raízen Combustíveis

General and administrative expenses totaled R$447.8 million in the fiscal year ended December 31, 2016, an increase of 13.5% compared to the fiscal year ended December 31, 2015, primarily due to concentration of marketing expenses and the impact of inflation on general expenses.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2015 Compared to the Fiscal Year Ended December 31, 2014

Net Sales

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	11,080.9	9,263.9	19.61%
Ethanol	5,557.3	4,376.8	26.97%
Sugar	4,671.0	4,059.6	15.06%
Cogeneration	554.9	618.6	(10.30)%
Other	297.7	208.9	42.51%
Raízen Combustíveis(1)	61,413.0	55,733.9	10.19%
Fuel	61,413.0	55,733.9	10.19%
Other	—	—	—

(1)	Includes 100% of these entities’ net sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2015 and 2014.

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

Raízen Combustíveis

Raízen Combustíveis’ sales in the fiscal year ended December 31, 2015 increased from R$55,733.9 million to R$61,413.0 million, or 10.19%, as compared to the fiscal year ended December 31, 2014, primarily due to a 1.59% increase in sales volume reflecting the growth in the service station network combined with an increase in average sales prices from R$2.2/m3 to R$2.4/m3 (or 8.47%).

Cost of Sales

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	(9,148.1)	(7,771.6)	17.71%
Raízen Combustíveis(1)	(58,196.3)	(52,934.2)	9.94%
Cost of Sales	(67,344.4)	(60,705.8)	10.94%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2015 and 2014.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2015 increased 17.71%, or R$1,376.5 million, as compared to the fiscal year ended December 31, 2014, due mainly to the increase of the price of the TSR released by CONSECANA, partially offset by an increase in sales volume of 13.37%.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2015 increased 9.94%, or R$5,262.1 million, as compared to the fiscal year ended December 31, 2014. This increase is due to the increase in volumes sold and to an increase in prices charged by Petrobras for diesel and gasoline.

Selling Expenses

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	(616.9)	(579.0)	6.55%
Raízen Combustíveis(1)	(1,188.5)	(1,150.5)	3.30%

Selling expenses	(1,805.4)	(1,729.5)	4.39%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

Raízen Energia

Raízen Energia’s selling expenses increased R$37.9 million, or 6.55%, in the fiscal year ended December 31, 2015 as compared to the fiscal year ended December 31, 2014, due primarily to higher expenses with freight. The higher freight expenses can be principally attributed to the higher volume of sales, driven primarily by sales of ethanol to export markets.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased to R$1,188.5 million, or 3.30%, in the fiscal year ended December 31, 2015, from R$1,150.5 million in the fiscal year ended December 31, 2014, due primarily to freight cost increases stemming from a 8.47% increase in sales volumes.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2015	For the Fiscal Year Ended December 31, 2014	% Variation
	(in millions of Reais, except percentages)
Raízen Energia(1)	(518.8)	(498.8)	4.01%
Raízen Combustíveis(1)	(394.6)	(387.3)	1.88%

General and administrative expenses	(913.4)	(886.1)	3.08%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

Raízen Energia

General and administrative expenses totaled R$518.8 million in the fiscal year ended December 31, 2015, an increase of 4.01% compared to the fiscal year ended December 31, 2014.

Raízen Combustíveis

General and administrative expenses totaled R$394.6 million in the fiscal year ended December 31, 2015, an increase of 1.88% compared to the fiscal year ended December 31, 2014. This was due to general cost inflation and the nonrecurring effect from a provision for personnel expenses.

Legal and Administrative Proceedings

Overview

In the ordinary course of its business, Raízen Energia and its subsidiaries are party to a number of legal proceedings, among which are:

•	Corporate Income Taxes – Raízen Energia. The Brazilian federal tax authorities issued two tax assessments against Raízen Energia, seeking to collect corporate income taxes for the years 2006, 2007, 2008 and 2009 due to (i) write off of goodwill expenses; (ii) write off of tax losses’ offset above 30% of the corporate income taxes’ tax basis, as supposedly foreseen in law, and (iii) the taxation of revaluation reserve account. As of December 31, 2016, the aggregate amount under discussion is R$419.6 million, including interest and a fine, of which R$218.5 million is classified with possible risk of loss and R$201 million is classified as a remote risk of loss. Raízen Energia was notified of the partially favorable decision rendered by the Administrative Court of Tax Appeals to cancel item (iii) described above and reduce the fine from 150% to 75%. The company filed an appeal to the final level administrative court to discuss the remaining items. Tax authorities also filed an appeal to discuss the fine reduction. Both appeals are waiting for judgment.

•	Social Security Contributions. In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue the social security contributions’ tax based on gross revenue. The amount under discussion, approximately R$268.3 million has been judicially deposited. Currently, the case records are in the Court of Appeals awaiting the judgment of the appeal filed by the Brazilian federal government against a favorable first level decision. The risk of loss is classified as probable.

•	Industrialized Products Tax. The Brazilian federal government filed a tax enforcement action charging Industrialized Products Tax supposedly levied on the exit of sugar from Raízen Energia’s establishments in 1996. As of December 31, 2016, the aggregate amount under discussion is R$436.5 million. After Raízen Energia filed a motion to stay the tax enforcement action, the first level judge rendered a favorable decision and the Federal Union filed an appeal. The risk of loss is classified as possible.

•	PIS and COFINS credits. The Brazilian federal tax authorities issued tax assessment notices against Raízen Energia related to the allegedly undue use of credits of PIS and COFINS. The discussion refers to the credits taken from the costs and expenses with goods and services deemed by the company as inputs for its activities. In relation to the allegedly undue use of PIS and COFINS credits by Raízen Energia before the formation of the Joint Venture on April 1, 2011 (and therefore are subject to reimbursement by our shareholders in case of an adverse decision), we received tax assessment notices which are currently pending a decision by the second administrative trial court and other assessments which are pending a decision in the lower administrative trial court. As of December 31, 2016, the aggregate amount involved in such proceedings is R$655.9 million. In relation to the allegedly undue use of credits of PIS and COFINS by Raízen Energia and/or Raízen Combustíveis after the formation of the Joint Venture on April 1, 2011 (therefore subject to reimbursement by our shareholders in the event of an adverse decision), we have received tax assessment notices and these tax assessments are currently pending decisions of the first administrative trial courts. As of December 31, 2016, the aggregate amount involved in these proceedings is R$136 million. Moreover, an additional claim was brought in November 2016 for a further R$214 million, bringing the aggregate amount involved in these proceedings as of the date of this annual report to a total of R$350 million. The risk of loss is classified as possible in each case.

•	Industrialized Products Tax. Raízen Energia filed an offset request in August 1998 to the Brazilian federal tax authorities in order to offset debts, already included on an installment payment plan, with credits related to undue payments made by Raízen Energia in outputs of certain goods, as allowed by the Normative Instruction 67/98. The right to the credit was partially granted by the second administrative trial court. However, the calculation of the amount of credits is still pending in the first administrative trial court. As of December 31, 2016, the amount involved in this proceeding is R$128.5 million. The risk of loss is classified as possible.

•	ICMS – Diesel Oil. The tax authority of the state of São Paulo issued tax assessment notices against Raízen Energia in order to charge ICMS. According to the tax authority, Raízen Energia did not reverse the credit appropriated on the acquisition of diesel oil as feedstock production, due to the output of oil diesel of the establishment in marketing operations. In addition, Raízen Energia allegedly failed to issue tax invoices and also issued tax invoices with mistaken ICMS amounts. In relation to the facts alleged to have occurred before the formation of the Joint Venture on April 1, 2011, Raízen Energia received tax assessment notices, in respect of one of which the second instance administrative court issued a decision partially favorable to the company. Raízen Energia is awaiting a decision of the special appeals court. As of December 31, 2016, the amount involved in this proceeding is R$659.3 million. In relation to the facts which allegedly occurred after the formation of the Joint Venture on April 1, 2011, Raízen Energia has received tax assessment notices, which are currently pending decision of the first and second administrative court. The risk of loss is classified as possible in each case.

•	PIS and COFINS offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years of 2006 to 2009 in connection with not authorizing offsets of tax debts made by Raízen Combustíveis. Raízen Combustíveis obtained a partially favorable decision from the first tier administrative court, and the tax authorities filed an appeal to the second tier administrative court. The amount under dispute as of December 31, 2016 is R$463.9 million. The risk of loss is classified as possible.

•	PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding in order to charge PIS and COFINS debts originated from refund and offsetting claims made by Raízen Combustíveis. The amount under dispute as of December 31, 2016 is R$252.1 million and Raízen Combustíveis presented a guarantee insurance policy in order to litigate. The risk of loss is classified as possible.

•	Labor Civil Public Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged non-compliance with health and safety regulations and rules relating to working hours. The amount involved in such claim is R$10.2 million, however there is no amount provisioned for this suit. The risk of loss is classified as possible. Pursuant to the Association Agreement entered into with Camil Alimentos S.A., any obligation to act arising from this public civil action related with the unit established in Piedade in the state of Rio de Janeiro would be the responsibility of Camil Alimentos S.A. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working time, the imposition of pecuniary fines in case of non-compliance and indemnification for the violation of employees’ rights in an amount of R$5 million. The liability for payment in case of an adverse decision would be Cosan’s responsibility.

Criminal Investigations Involving Raízen Combustíveis

•	Raízen Combustíveis is currently the subject of a criminal investigation, which commenced with an administrative proceeding before CADE in 2009 against certain resellers and distributors. The proceeding is related to the alleged artificial price fixing of fuel and the formation of a cartel among fuel distributors and resellers in the Brazilian Federal District in order to establish regional market control. In 2010, the CADE issued an opinion that alleged the existence of cartels within the sector. In November 2015, the Brazilian federal police executed search and seizure warrants against certain resellers and fuel distributors, including Raízen Combustíveis at its distribution terminal in Brasília. Raízen Combustíveis is cooperating with Brazilian authorities in connection with the investigation, which is currently ongoing. As of the date of this annual report, no individual (including gas station owners) indicted in connection with the investigation has any relationship or affiliation with Raízen Combustíveis. In the event formal criminal proceedings are instituted, Raízen Combustíveis or any of its employees determined to have been involved in the misconduct may be subject to penalties, including fines or imprisonment. In the opinion of counsel responsible for Raízen Combustíveis’ defense, the likelihood that a decision favorable to Raízen Combustíveis is rendered in connection with this investigation is probable.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2016, 2015 and 2014, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information“ and “Item 3. Key Information — A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements“ and “Item 3. Key Information—D. Risk Factors

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of fiscal year 2015 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the fiscal year ended December 31, 2016 compared with the fiscal year ended December 31, 2015, and for the fiscal year ended December 31, 2015 compared with the fiscal year ended December 31, 2014.

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2016, our cash flows for the year ended December 31, 2016, our cash flows for the year ended December 31, 2015, the year ended December 31, 2014, and our material short-term and long-term indebtedness at December 31, 2016; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the fiscal years ended December 31, 2016, 2015, 2014.

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

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2016 with the fiscal year ended December 31, 2015, and a comparison of the fiscal year ended December 31, 2015 with the fiscal year ended December 31, 2014.

Business Segments and Presentation of Segment Financial Data

The Company presents the following reportable segments:

(1) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil;

(2) Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(3) Comgás: distribution of piped natural gas under a concession covering part of the State of São Paulo (approximately 180 municipalities, including the São Paulo metropolitan area) to customers in the industrial, residential, commercial, automotive, thermo-generation and cogeneration sectors;

(4) Moove, composed by Cosan Lubricants and Comma: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as in the European and Asian markets under the Comma trademark; and

(5) Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

Reconciliation

(1) Cosan Corporate: other investments, in addition to the corporate activities of the Company. The other business segments include the subsidiaries responsible for raising funds for the Cosan group.

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

Income taxes and social contribution. A deferred tax asset is recognized for loss carry forwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning strategies.

Other non-current asset. The Company has recognized a receivable in relation to a lawsuit filed against the Federal Government, claiming indemnification due to price controls, which receipt is virtually certain, as the Brazilian Supreme Court passed final judgment and the Federal Government is unable to appeal.

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

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes new models for classification and measurement of financial instruments and the measurement of expected credit losses for financial and contractual assets, as well as new requirements on hedge accounting. The new standard retains the existing guidance on the recognition and derecognition of financial instruments in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted only for financial statements in accordance with IFRS.

The effective impact of adopting IFRS 9 in the Company’s financial statements in 2018 cannot be estimated with confidence, as it will depend on the financial instruments held by the Company and the economic conditions in 2018, as well as on accounting decisions and judgments that the Company will make in the future. The new standard will require the Company to review its accounting procedures and internal controls related to the classification and measurement of financial instruments; these changes are not yet finalized.

IFRS 9 will require extensive new disclosures, specifically on hedge accounting, credit risk and expected credit losses. The Company’s preliminary assessment included an analysis to identify deficiencies in relation to required information and current processes and the Company plans to implement changes to its systems and controls to meet the new requirements.

Changes in the accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, except for the changes described below:

i.	The Company intends to take advantage of the exemption that allows it not to restate comparative information from prior periods arising from changes in the classification and measurement of financial instruments (including expected credit losses). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as of January 1, 2018; and

ii.	New hedge accounting requirements should be applied prospectively. However, the Company may choose to apply the expected change in the accounting for changes in the fair value of the forward term of the exchange contracts retroactively. The Company has not taken any decision regarding this option.

The following assessments should be made based on the facts and circumstances existing on the date of the initial adoption:

i.	The determination of the business model within which a financial asset is held;

ii.	The designation and revocation of previous designations of certain financial assets and liabilities measured at fair value; and

iii.	The designation of certain equity instruments not held for renewal at fair value in other comprehensive income.

IFRS 15 Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmers.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted only for financial statements in accordance with IFRS.

The Company is still assessing the potential impact of adopting IFRS 15 in its financial statements.

i.	Sales of goods: The Company recognizes revenues only when it is probable that the entity will receive the consideration to which it will have right in exchange for the goods that will be transferred to the customer. Thus, we have not yet identified material adjustments in revenue recognition for this type of sale. However, certain contracts with customers have commitments that the Company will recognize as assets since it expects to recover these costs.

ii.	Service rendered: In some contracts of the subsidiary Comgás we may have an impact on the revenue recognition, because currently that subsidiary uses the percentage completion method in accordance with IAS 11 and, based on IFRS 15, these revenue, could be recorded only at the end of the service rendered. In addition, especially in Cosan Logística, separate performance obligations will have to be identified in connection with the provision of transport services.

The Company will adopt IFRS 15 in its financial statements for the year ended December 31, 2018 and intends to use the retrospective approach. As a result, the Company will apply all the requirements of IFRS 15 for each comparative period presented, adjusting the previously presented financial statements.

The Company plans to use the practical expedients for completed contracts. This means that completed contracts that have commenced and ended in the same comparative presentation period, as well as contracts that are concluded at the beginning of the earliest period presented, will not be resubmitted.

The Company is currently conducting a detailed impact assessment resulting from the application of IFRS 15 and expects to disclose additional quantitative information prior to the adoption of the standard.

IFRS 16 Leases

IFRS 16 introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRS and only for an entity that applies IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary COMGÁS will recognize new assets and liabilities for its operating leases. In the jointly owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

i.	Retrospective approach; or

ii.	Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

Principal Factors Affecting Our Results of Operations

In addition to the factors that are described in “Item 4. Information on the Company—B. Business Overview,” our results of operations have been influenced and will continue to be influenced by the following key factors:

Brazilian Economic Environment

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table sets forth Brazilian inflation rates, interest rates, and exchange rates for the periods indicated:

	For the Fiscal Year Ended December 31,
	2016	2015	2014
GDP growth	(3.6)%	(3.8)%	0.1%
Inflation (IGP-M)	7.2%	10.5%	3.7%
Inflation (IPCA)(1)	6.3%	10.7%	6.4%

	For the Fiscal Year Ended December 31,
	2016	2015	2014
Interbank rate – CDI (average)(2)	14.0%	13.2%	10.8%
Long-term interest rates (average)(3)	7.5%	6.3%	5.00%
Exchange rate at the end of the period per U.S.$1.00	3.26	3.90	2.66
Average exchange rate per U.S.$1.00	3.51	3.33	2.35
Appreciation (depreciation) of the Real against the U.S. dollar (4)	16.5%	(47.0)%	13.4%

Sources:	IBGE, Central Bank, CETIP S.A.—Mercados Organizados and FGV.
(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long-term interest rate (taxa de juros de longo prazo), or TJLP, is the rate applicable to long-term loans by BNDES.
(4)	Comparing the PTAX exchange rate (the rate calculated by the Central Bank) at the end of the period’s last day with the day immediately prior to the first day of the period discussed. PTAX is the exchange rate calculated at the end of each day by the Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Central Bank to continue its policy of reducing interest rates. This resulted in a reduction in the short-term interest rate (Sistema Especial de Liquidação e Custódia), or SELIC rate, in annual terms to 10.91% at the end of 2011 and 7.29% at the end of 2012. However, due to inflation and other general macroeconomics concerns, the Central Bank began increasing interest rates, with the SELIC reaching 10.00% as of December 31, 2013, 11.75% as of December 31, 2014, 14.25% as of December 31, 2015 and 13.75% as of December 31, 2016.

The recent economic instability in Brazil caused by the rise of inflation, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms in 2017 to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis. On May 12, 2016, the Brazilian Senate voted to begin its review of the impeachment proceedings against President Dilma Rousseff. After the legal and administrative process for the impeachment, Brazil’s Senate removed president Dilma Rousseff from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who has run Brazil since Ms. Rousseff’s suspension in May, was sworn in by the Senate to serve out the remainder of the presidential term until 2018. However, the resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new president. We cannot predict which policies Mr. Temer may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and infrastructure businesses. For this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations to become a vertically integrated energy and infrastructure company. As a result, our net sales and gross profit have increased significantly.

Sugar

The profitability of our sugar products is mainly affected by fluctuations in the international price of raw sugar and in the Real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11.” Refined sugar trades at a premium to raw sugar, known as the “white premium,” and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5.” Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane and whether to produce sugar or more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
	(U.S.$/lb)
Initial quote	0.1467	0.1417	0.1773
Closing quote	0.1925	0.1524	0.1492
Daily average quote	0.1811	0.1312	0.1774
High quote	0.2291	0.1592	0.1978
Low quote	0.1335	0.1039	0.1492

Source:	NYBOT; prices from the 1st Generic Future. Bloomberg.

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq
	For the Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
	(U.S.$/thousand liters)
Initial quote	442.30	477.10	555.20
Closing quote	562.00	442.30	483.40
Daily average quote	483.40	411.34	552.85
Monthly average quote	483.00	410.73	652.30
High quote	604.50	532.50	483.40
Low quote	379.10	318.30	555.20

Source:	ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq
	For Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
	(U.S.$/thousand liters)
Initial quote	500.40	535.10	607.40
Closing quote	618.10	500.40	536.00
Daily average quote	536.30	458.33	599.63
High quote	665.70	570.40	699.10
Low quote	434.60	354.50	508.50

Source:	ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For Fiscal Year Ended
	December 31, 2016	December 31, 2015	December 31, 2014
	(R$/thousand liters)
Average Unitary Price	1,818	1,524	1,514

Source:	Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and may also fluctuate depending on the performance of specific industries in the Brazilian market. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia, a significant proportion of natural gas purchase of Comgás, and a significant proportion of the base oil purchases of Cosan Lubrificantes are conducted in U.S. dollars. Therefore, a depreciation of the Real against the U.S. dollar would have the effect of increasing our sales in Raízen Energia, and increasing our costs of sales in Comgás and Moove. An appreciation of the Real against the U.S. dollar would have the opposite effect.

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

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, our Subsidiaries, the Operations of Our Joint Venture, and Industries in Which We Operate—Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest as well as demands for natural gas, and we are affected by seasonality of the sugarcane growing cycle.”

Raízen

Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that it cultivates or that is supplied to it by growers located in the vicinity of Raízen’s mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood or drought, which may be influenced by global climate change, can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. During the third and fourth quarter of 2014, a severe drought affected the areas in which Raízen operates.

Future weather patterns may reduce the amount of sugar or sugarcane that Raízen can recover in a given harvest or its sucrose content. In addition, the business of Raízen Energia in particular is subject to seasonal trends based on the sugarcane growing and harvesting cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil usually begins in April/May and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31.

Cosan Logística

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015 and 6.3% in 2016, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA”, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” In 2016, the inflation rate reached a level of 4.3% for the twelve-month period ending March 31, 2017.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in Reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

See also “Item 3. Key Information—D. Risk Factors—Risk Related to Brazil—Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our shares.”

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

Our cost structure for Lubricants is affected by the cost of imported base oil and additives for lubricants blending.

Our cost structure for Cosan Logística is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Other Factors

Other factors that will impact the results of our operations include:

•	Hedging transactions (as discussed under “—Hedging Transactions and Exposures”);

•	Trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;

•	The evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner burning fuel, derived from renewable sources;

•	The use of ethanol as a cleaner burning fuel, derived from renewable sources;

•	Changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in Reais);

•	The growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption; and

•	The tax policies adopted by the Brazilian government and the governments of the Brazilian states in which we operate (including tax incentives from which we benefit), and our resulting tax obligation.

Hedging Transactions and Exposures

Our management has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors has established the risk management committee, which is responsible for developing and monitoring our risk management policies. The committee reports regularly to our board of directors on its activities.

Our risk management policies are established to identify and analyze the risks that we face, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. Our management, through its training, standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

In addition, our joint venture Raízen Energia hedges part of the future price risk of its sugar production, estimated to be exported and exchange rate derivative transactions, using future contracts, options and swaps. Its hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rates fluctuations and as most of the derivative instruments have been designated for hedge accounting, Raízen Energia has not experienced material gains or losses in their financial results.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 35 of our consolidated financial statements for the fiscal year ended December 31, 2016 attached hereto for further information.

A.	Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2016 with the audited fiscal year ended December 31, 2015, and a comparison of the audited fiscal year ended December 31, 2015 with the audited fiscal year ended December 31, 2014.

Results of Operations for the Fiscal Year Ended December 31, 2016 Compared to the Fiscal Year Ended December 31, 2015

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2016 and 2015:

	For the Fiscal Year Ended December 31,		% Variation
	2016	2015
	(in millions of Reais, except percentages)
Consolidated statement of profit or loss
Net sales	12,518.1	12,355.5	1.32%
Cost of sales	(8,317.5)	(8,645.7)	(3.80)%
Gross profit	4,200.6	3,709.8	13.23%
Selling expenses	(1,037.5)	(900.7)	15.19%
General and administrative expenses	(1,000.7)	(911.7)	9.76%
Other income (expense), net	(116.3)	252.3	(146.10)%
Operating expense	(2,154.5)	(1,560.1)	38.10%

	For the Fiscal Year Ended December 31,		% Variation
	2016	2015
	(in millions of Reais, except percentages)
Income before equity in earnings of investees and financial results	2,046.1	2,149.7	(4.82)%
Equity in earnings of associates	(4.4)	8.0	(155.00)%
Equity in earnings of joint ventures	1,570.1	695.2	125.85%
Financial results	(3,055.8)	(2,184.5)	39.89%
Profit before taxes	556.0	668.3	(16.80)%
Income tax expense – current	(228.6)	(167.7)	36.31%
Income tax benefit – deferred	166.9	198.1	(15.75)%
Total income taxes	(61.7)	30.4	(302.96)%
Profit from continuing operations	494.3	698.7	(29.25)%
(Loss) profit from discontinued operation, net of tax	(35.3)	100.9	(134.99)%
Profit for the year	459.0	799.6	(42.60)%
Net income attributable to non-controlling interests	(181.2)	(394.0)	(54.01)%
Net income attributable to owners of the parent	277.8	405.6	(31.51)%

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2016 and 2015:

	For the Fiscal Year Ended December 31,
	2016	2015	% Variation
	(in millions of Reais, except percentages)
Cosan Logística	5,014.6	4,037.9	24.19%
North operations	3,651.5	2,925.1	24.83%
South operations	1,097.7	888.5	23.55%
Container operations	265.4	224.3	18.32%
Comgás	5,657.1	6,597.0	(14.25)%
Industrial	3,640.9	4,206.9	(13.45)%
Residential	793.3	677.7	17.06%
Thermo generation	116.4	511.9	(77.26)%
Construction revenue	339.0	408.1	(16.93)%
Commercial	238.4	286.5	(16.79)%
Cogeneration	216.0	271.6	(20.47)%
Automotive	206.0	197.3	4.41%
Other	107.1	37.0	189.46%
Moove	1,883.7	1,751.7	7.54%
Lubricants	1,642.9	1,514.0	8.51%
Basic Oil	219.1	222.0	(1.31)%
Other	21.7	15.7	38.22%
Reconciliation
Cosan Corporate	0.9	0.4	125.00%
Segment elimination	(38.2)	(31.6)	20.89%

Net sales	12,518.1	12,355.4	1.32%

The change in the various components consists of the following:

Cosan Logística

Sales in the fiscal year ended December 31, 2016 increased from R$4,037.9 million in the fiscal year ended December 31, 2015 to R$5,014.6 million in the fiscal year ended December 31, 2016, primarily due to the increase in the volume of Rumo’s operations as a result of the ALL Acquisition. In addition, Rumo’s port terminal loading volume increased in the fiscal year ended December 31, 2016 in comparison to 2015, with net sales from services from port terminal loading increasing 29.1% to R$308.6 million in the fiscal year ended December 31, 2016, compared to R$239.1 million in the fiscal year ended December 31, 2015. Net sales from transportation services totaled R$4,623.1 million in the fiscal year ended December 31, 2016, compared to R$3,572.5 million in the fiscal year ended December 31, 2015, primarily due to the ALL Acquisition and the addition of railway services in 2015. Finally, net revenue from services from other operations totaled R$82.8 million in the fiscal year ended December 31, 2016, compared to R$226.3 million in the fiscal year ended December 31, 2015, primarily due to the ALL Acquisition and related right-of-way rights charged to other rail transport operators.

Comgás

Comgás’ revenues in the fiscal year ended December 31, 2016 amounted to R$5,657.1 million, representing the results of its activities of distribution and trading of natural gas in the concession region of the state of São Paulo. This was a decrease of 14.25% as compared to the fiscal year ended December 31, 2015, due to a decrease of the average sales price, authorized by ARSESP during 2016.

Moove

Our lubricants businesses comprise our lubricants and specialties business and certain other operations. The net revenue of the lubricants business was R$1,883.7 million in the fiscal year ended December 31, 2016, an increase of 7.54% compared to the fiscal year ended December 31, 2015, due to foreign exchange gains arising as a result of the appreciation of the Real against major international currencies such as the U.S. dollar during 2016.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2016	2015
	(in millions of Reais, except percentages)
Cosan Logística	(3,769.1)	(2,771.9)	35.98%
Comgás	(3,174.1)	(4,580.2)	(30.70)%
Moove	(1,398.8)	(1,322.3)	5.79%
Reconciliation
Cosan Corporate	(13.7)	(2.8)	389.29%
Segment elimination	38.2	31.5	21.27%

Cost of sales	(8,317.5)	(8,645.7)	(3.80)%

Our total cost of sales and services decreased by 3.80% to R$8,317.5 million during the fiscal year ended December 31, 2016, from R$8,645.7 million during the fiscal year ended December 31, 2015 due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2016 increased 35.98%, to R$3,769.1 million, as compared to the fiscal year ended December 31, 2015, primarily due to an increase in depreciation and amortization expenses. This increase in depreciation and amortization expenses resulted from the total of R$3,104.7 million in capital investments made by Rumo over the last two years in the North and South operations reflecting higher investments in capacity expansion, such as: (i) the acquisition of locomotives and rail cars; (ii) the project for improvements in the rails of the Port of Santos region; (iii) revitalization of stretches; and (iv) renovations, improvements and recovery of some rail yards and the main terminals operated by the company, in order to increase productivity.

Comgás

Comgás’ costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$3,174.1 million in the fiscal year ended December 31, 2016, a decrease of 30.7% as compared to the fiscal year ended December 31, 2015, due to a decrease in the cost of natural gas and movements in foreign exchange rates.

Moove

The cost of lubricants sales totaled R$1,398.8 million in the fiscal year ended December 31, 2016, an increase of 5.79% as compared to the fiscal year ended December 31, 2015, mainly due to an increase in the sales volumes of lubricants of 4%, and to adverse movements in foreign exchange rates, which decreased the cost of importing base oil.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to distribution companies, and therefore there are no shipping costs. Moove’s lubricant marketing expenses, as well as fuel storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2016	2015
	(in millions of Reais, except percentages)
Cosan Logística	(4.6)	18.4	(125.00)%
Comgás	(670.6)	(627.5)	6.87%
Moove	(362.0)	(291.6)	24.14%
Reconciliation
Cosan Corporate	(0.3)	—	n/m

Selling expenses	(1,037.5)	(900.7)	15.19%

Selling expenses increased by 15.19% to R$1,037.5 million during the fiscal year ended December 31, 2016 from R$900.7 million during the fiscal year ended December 31, 2015, due to the factors described below.

Cosan Logística

Cosan Logística’s selling expenses increased to R$4.6 million in the fiscal year ended December 31, 2016 as compared to the fiscal year ended December 31, 2015, due primarily to the consolidation of ALL’s full year 2016 operations and higher volume operations resulting from the segment operations.

Comgás

Selling expenses increased by 6.87% to R$670.6 million during the fiscal year ended December 31, 2016, from R$627.5 million during the fiscal year ended December 31, 2015. This change was primarily due to higher depreciation and amortization expenses in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015, mainly due to additions to property, plant and equipment in 2015 in a total aggregate of R$521.2 million.

Moove

Selling expenses increased 24.14% in the fiscal year ended December 31, 2016, to R$362.0 million, as compared to R$291.6 million in the fiscal year ended December 31, 2015, mainly due to R$72.7 million in commission expenses relating to sales contracts with customers.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2016	2015
	(in millions of Reais, except percentages)
Cosan Logística	(343.0)	(311.3)	10.18%
Comgás	(332.3)	(332.8)	(0.15)%
Moove	(72.6)	(77.7)	(6.56)%
Reconciliation
Cosan Corporate	(252.8)	(189.9)	33.12%

General and administrative expenses	(1,000.7)	(911.7)	9.76%

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 9.76% to R$1,000.7 million during the fiscal year ended December 31, 2016 from R$911.7 million during the fiscal year ended December 31, 2015, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$343.0 million in the fiscal year ended December 31, 2016, an increase of 10.18% compared to the fiscal year ended December 31, 2015 as a result of the ALL Acquisition which was completed on April 1, 2015, and a related increase in administrative functions and costs related thereto.

Comgás

General and administrative expenses totaled R$332.3 million in the fiscal year ended December 31, 2016, compared with R$332.8 million in the fiscal year ended December 31, 2015. The decrease is mainly explained by inflation in the period, which was partially offset by improved control of expenses.

Moove

General and administrative expenses totaled R$72.6 million in the fiscal year ended December 31, 2016, a decrease of 6.56% when compared to the fiscal year ended December 31, 2015, primarily due to concentration of marketing expenses in this period and the impact of inflation on general expenses.

Cosan Corporate

General and administrative expenses totaled R$252.8 million in the fiscal year ended December 31, 2016, an increase of 33.12% when compared to the fiscal year ended December 31, 2015, primarily due to officers’ and directors’ compensation and the impact of inflation on general expenses.

Other income (expense), net

Other income, net comprises other income and expenses. Other income, net decreased from an income of R$252.3 million in the fiscal year ended December 31, 2015 to an expense of R$116.3 million in the fiscal year ended December 31, 2016, primarily due to gains on compensation claims recorded in 2015 in the amount R$345.2 million and effect of legal proceedings, recoverable and tax installments.

Equity in earnings of associates

Equity in earnings of associates includes our interests in Radar of 3%, Tellus Brasil of 51%, Novvi Limited of 50%, Janus Brasil of 51%, Vertical of 50% and other investments. Equity in earnings of associates decreased to negative R$4.4 million in the fiscal year ended December 31, 2016 from R$8.0 million in the fiscal year ended December 31, 2015, primarily due to the translation adjustment of international operations results.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$1,570.1 million in the fiscal year ended December 31, 2016 from R$695.2 million in the fiscal year ended December 31, 2015, as a result of the factors explained in detail above for the segments Raízen Energia and Raízen Combustíveis, which are not consolidated into our financial statements but equity accounted for, in accordance with IFRS 11.

Financial results, net

Financial results, net in the fiscal year ended December 31, 2016 totaled a net financial expense of R$3,055.8 million compared with a net financial expense of R$2,184.5 million in the fiscal year ended December 31, 2015, an increase of R$871.3 million, or 39.89%, mainly due to the higher balance (net of derivatives) and cost of debt pegged to the CDI rate.

For a better understanding of our financial results, we segregate our cost of debt as shown in the following table:

	For the Fiscal Year Ended December 31,		% Variation
	2016	2015
	(in millions of Reais, except percentages)
Cost of gross debt
Interest on debt	(1,835.5)	(1,287.8)	42.53%
Monetary and exchange rate variation	865.2	(1,643.0)	(152.66)%
Derivatives	(1,463.4)	1,258.3	(216.30)%
Amortization of borrowing costs	(73.8)	—	n/m
Discounts obtained from financial operations	86.0	—	n/m
Guarantees and warranties on debt	(50.8)	(23.7)	114.35%

	(2,472.3)	(1,696.2)	45.76%
Income from financial investments	534.7	345.3	54.85%

Cost of debt, net	(1,937.6)	(1,350.9)	43.43%

Other charges and monetary variations
Interest on other receivables	263.2	170.7	54.19%
Monetary variation on leases and concessions agreements	(296.1)	(180.3)	64.23%
Monetary variation on leases	(207.7)	(117.6)	76.62%
Bank charges	(314.0)	(143.4)	118.97%
Advances on real state credits	(39.7)	(40.4)	(1.73)%
Interest on other liabilities	(534.8)	(563.8)	(5.14)%
Interest on other financial assets	18.8	—	n/m
Exchange variation	(7.9)	41.2	(119.17)%

	(1,118.2)	(833.6)	34.14%

Financial results, net	(3,055.8)	(2,184.5)	39.89%

Reconciliation
Finance expense	(3,673.4)	(2,637.3)	39.29%
Finance income	1,102.9	576.6	91.28%
Foreign exchange losses, net	997.1	(746.1)	(233.64)%
Derivatives	(1,482.4)	622.3	(338.21)%

	(3,055.8)	(2,184.5)	39.89%

The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased R$776.1 million, or 45.76%, mainly associated with the higher cost of debt indexed to the CDI rate, which was partially offset by the lower expenses related to the Perpetual Bonds, which in benefitted from the Real appreciation in the period. Additionally, the increase in gross debt is part of Cosan’s liability management process, which aims to lengthen the debt profile via the U.S.$650 million issue of Senior Notes 2027 and the partial repurchase of the Senior Notes 2018 and 2023.

Interest income grew R$189.4 million, due to the higher average cash balance referred mainly to the receipt of the sale of Radar and the assignment of credit amounts deriving from severance claims.

Other charges went up 34.14% to R$1,118.2 million, chiefly due to monetary variation of the obligation due to preferred shareholders, mark-to-market loss from equity instruments, leases and concession agreements. Banking expenses, fees and other expenses increased R$170.6 million, mainly impacted by a financial discount granted on the sale of credit amounts deriving from a suit for damages filed against the federal government.

Income tax (expense) benefit

Income taxes decreased to negative R$61.7 million for the fiscal year ended December 31, 2016, compared to R$30.4 million in the fiscal year ended December 31, 2015, mainly due to tax losses not recorded in subsidiaries of Cosan Logística which under current conditions do not meet the requirements of future taxable profits that would justify the recognition of the deferred tax assets of R$185.1 million and differences in tax rates on earnings of overseas companies of R$145.1 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$277.8 million in the fiscal year ended December 31, 2016, compared to R$405.6 million in the fiscal year ended December 31, 2015, a decrease of 31.51% after deducting net income attributable to non-controlling interests of R$181.2 million and R$394.0 million in the fiscal year ended December 31, 2016 and the fiscal year ended December 31, 2015, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2015 Compared to the Fiscal Year Ended December 31, 2014

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2015 and 2014:

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Consolidated statement of profit or loss
Net sales	12,355.5	8,904.7	38.75%
Cost of sales	(8,645.7)	(6,353.1)	36.09%
Gross profit	3,709.8	2,551.6	45.39%
Selling expenses	(900.7)	(881.5)	2.18%
General and administrative expenses	(911.7)	(632.1)	44.23%
Other income (expense), net	252.3	(152.8)	(265.12)%
Operating expense	(1,560.1)	(1,666.4)	(6.38)%
Income before equity in earnings of investees and financial results	2,149.7	885.2	142.85%
Equity in earnings of associates	8.0	3.5	128.57%
Equity in earnings of joint ventures	695.2	576.5	20.59%
Financial results	(2,184.5)	(996.8)	119.15%
Profit before taxes	668.3	468.4	42.68%
Income tax expense current	(167.7)	(143.3)	17.03%
Income tax benefit deferred	198.1	119.7	65.50%
Total income taxes	30.4	(23.6)	(228.81)%
Profit from continuing operations	698.7	444.8	57.08%
(Loss) profit from discontinued operation, net of tax	100.9	180.6	(44.13)%
Profit for the year	799.6	625.4	27.85%
Net income attributable to non-controlling interests	(394.0)	(465.1)	(15.29)%
Net income attributable to owners of the parent	405.6	160.3	153.03%

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2015 and 2014:

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Cosan Logística	4,037.9	915.4	341.11%
North operations(1)	2,925.1	—	—
South operations(1)	888.5	—	—
Container operation s(1)	224.3	—	—
Logistics(2)	—	671.6	—
Port handling(2)	—	220.5	—
Other(2)	—	23.3	—
Comgás	6,597.0	6,387.1	3.29%
Industrial	4,206.9	4,122.1	2.06%
Residential	677.7	633.0	7.06%
Thermo generation	511.9	407.7	25.56%
Construction revenue	408.1	481.3	(15.21)%
Commercial	286.5	255.1	12.31%
Cogeneration	271.6	246.8	10.05%
Automotive	197.3	199.8	(1.25)%
Other	37.0	41.3	(10.41)%
Moove	1,751.7	1,602.2	9.33%
Lubricants	1,514.0	1,325.5	14.22%
Basic Oil	222.0	225.7	(1.64)%
Other	15.7	51.0	(69.22)%
Reconciliation
Cosan Corporate	0.4	—	—
Segment elimination	(31.6)	—	—

Net sales	12,355.4	8,904.7	38.75%

(1)	Segment created following the ALL Acquisition, which was completed on April 1, 2015.
(2)	As the ALL Acquisition was completed on April 1, 2015, our results are presented based on the combined entity’s segmentation of business sectors. Accordingly, the “Logistics,” “Port Handling,” and “Other” segments have been discontinued.

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

Moove

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

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Cosan Logística	(2,771.9)	(610.4)	354.11%
Comgás	(4,580.2)	(4,494.9)	1.90%
Moove	(1,322.3)	(1,247.8)	5.97%
Reconciliation
Cosan Corporate	(2.8)	—	—
Segment elimination	31.6	—	—

Cost of sales	(8,645.6)	(6,353.1)	36.08%

Our total cost of sales and services increased by 36.08% to R$8,645.6 million during the fiscal year ended December 31, 2015, from R$6,353.1 million during the fiscal year ended December 31, 2014 due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2015 increased 354.11%, to R$2,771.9 million, as compared to the fiscal year ended December 31, 2014, primarily due to the ALL Acquisition, which was completed on April 1, 2015.

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

Moove

The cost of lubricants sales totaled R$1,322.3 million in the fiscal year ended December 31, 2015, an increase of 5.97% as compared to the fiscal year ended December 31, 2014, mainly due to a decrease in the sales volumes of lubricants of 0.91%, and to adverse movements in foreign exchange rates, which increased the cost of importing base oil.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for ethanol, sugar, fuel and lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. The major portion of our sales of ethanol in Brazil is sold at the mill to distribution companies, and therefore there are no shipping costs. Moove’s lubricant marketing expenses, as well as fuel storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Cosan Logística	18.4	—	—
Comgás	(627.5)	(636.3)	(1.38)%
Moove	(291.6)	(245.2)	18.92%

Selling expenses	(900.7)	(881.5)	2.18%

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

Moove

Selling expenses increased 18.92% in the fiscal year ended December 31, 2015, to R$291.6 million, as compared to R$245.2 million in the fiscal year ended December 31, 2014, due primarily to an increase in marketing and freight costs.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Cosan Logística	(311.3)	(87.8)	254.56%
Comgás	(332.8)	(308.4)	7.91%
Moove	(77.7)	(70.7)	9.90%
Reconciliation
Cosan Corporate	(189.9)	(165.2)	14.95%

General and administrative expenses	(911.7)	(632.1)	44.23%

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 44.23% to R$911.7 million during the fiscal year ended December 31, 2015 from R$632.1 million during the fiscal year ended December 31, 2014, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$311.3 million in the fiscal year ended December 31, 2015, an increase of 254.56% compared to the fiscal year ended December 31, 2014 as a result of the ALL Acquisition which was completed on April 1, 2015, and a related increase in administrative functions and costs related thereto.

Comgás

General and administrative expenses totaled R$332.8 million in the fiscal year ended December 31, 2015, compared with R$308.4 million in the fiscal year ended December 31, 2014. The increase is mainly explained by inflation in the period, which was partially offset by improved control of expenses.

Moove

General and administrative expenses totaled R$77.7 million in the fiscal year ended December 31, 2015, an increase of 9.9% when compared to the fiscal year ended December 31, 2014, primarily due to increased payroll expenses.

Other income (expense), net

Other income, net comprises other income and expenses. Other income, net increased from an expense of R$152.8 million in the fiscal year ended December 31, 2014 to an income of R$252.3 million in the fiscal year ended December 31, 2015, mainly due to the ALL Acquisition which was completed on April 1, 2015.

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

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$695.2 million in the fiscal year ended December 31, 2015 from R$576.5 million in the fiscal year ended December 31, 2014, as a result of the factors explained in detail above for the segments Raízen Energia and Raízen Combustíveis, which are not consolidated into our financial statements but equity accounted for, in accordance with IFRS 11.

Financial results, net

Financial results, net in the fiscal year ended December 31, 2015 totaled a net financial expense of R$2,184.5 million compared with a net financial expense of R$996.8 million in the fiscal year ended December 31, 2014, an increase of R$1,187.7 million, or 119.15%, mainly due to the ALL Acquisition which was completed on April 1, 2015.

For a better understanding of our financial results, we segregate our cost of debt as shown in the following table:

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Cost of gross debt
Interest on debt	(1,287.8)	(619.6)	107.84%
Monetary and exchange rate variation	(1,643.0)	66.9	n/m
Derivatives	1,258.3	69.6	n/m
Guarantees and warranties on debt	(23.7)	(21.3)	11.27%

	(1,696.2)	(504.4)	236.28%
Income from financial investments	345.3	135.1	155.59%

Cost of debt, net	(1,350.9)	(369.3)	265.80%

	For the Fiscal Year Ended December 31,		% Variation
	2015	2014
	(in millions of Reais, except percentages)
Other charges and monetary variations
Interest on other receivables	170.7	72.6	135.12%
Monetary variation on leases and concessions agreements	(180.3)	—	n/m
Monetary variation on leases	(117.6)	—	n/m
Bank charges	(143.4)	(119.1)	20.40%
Advances on real state credits	(40.4)	—	n/m
Interest on other liabilities	(563.8)	(591.4)	(4.67)%
Interest on other financial assets	—	—	n/m
Exchange variation	41.2	10.4	296.15%

	(833.6)	(627.5)	32.84%

Financial results, net	(2,184.5)	(996.8)	119.15%

Reconciliation
Finance expense	(2,637.3)	(1,067.4)	147.08%
Finance income	576.6	209.7	174.96%
Foreign exchange losses, net	(746.1)	(300.5)	148.29%
Derivatives	622.3	161.4	285.56%

	(2,184.5)	(996.8)	119.15%

Finance Expenses. Our financial expenses primarily consist of: (1) accrued interest on our indebtedness, such as debt, taxes and contingences; (2) interest and indexation charges related to our financial debt; and (3) fees, commissions and other charges paid to financial institutions.

Financial expenses in the fiscal year ended December 31, 2015 totaled R$2,637.3 million, as compared to R$1,067.4 million in the fiscal year ended December 31, 2014.

Our debt charges represented a decrease of 147.08%, when compared to the fiscal year ended December 31, 2014, mainly due to higher average indebtedness. The increase was primarily attributable to the ALL Acquisition.

Finance Income. Our financial income consists primarily of: (1) gains and indexation income related to our financial investments; (2) income from financial investments; and (3) financial income related to compensation awarded in a legal proceeding against the Brazilian federal government.

Financial income during the fiscal year ended December 31, 2015 totaled R$576.6 million, compared to financial income of R$209.7 million during the fiscal year ended December 31, 2014, due to an increase in interest income.

Foreign exchange losses, net. Foreign exchange variation, net resulted in a net exchange loss of R$746.1 million in the fiscal year ended December 31, 2015 compared to a net loss of R$300.5 million in the fiscal year ended December 31, 2014. The foreign exchange losses occurred due to the depreciation of the Real against the U.S. dollar.

Our gross indebtedness denominated in foreign currency was R$6,969.8 million at December 31, 2015, compared to R$4,508.1 million at December 31, 2014.

Derivatives. Derivatives resulted in a net gain of R$622.3 million in the fiscal year ended December 31, 2015 compared with a net gain of R$161.4 million in the fiscal year ended December 31, 2014.

Income tax (expense) benefit

Income taxes increased to R$30.4 million for the fiscal year ended December 31, 2015, compared to negative R$23.6 million in the fiscal year ended December 31, 2014, mainly due to a tax credit on accumulated losses (tax shield) which benefited our Other Businesses segment.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners of the parent was R$405.6 million in the fiscal year ended December 31, 2015, compared to R$160.3 million in the fiscal year ended December 31, 2014, an increase of 153.03% after deducting net income attributable to non-controlling interests of R$394.0 million and R$465.1 million in the fiscal year ended December 31, 2015 and the fiscal year ended December 31, 2014, respectively.

B.	Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

•	our ability to generate cash flow from our operations;

•	the level of our outstanding indebtedness and related accrued interest, which affects our net financial expenses;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	exchange rate variations, which can affect both our U.S. dollar-denominated debt and our U.S. dollar-denominated supply agreements; and

•	credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and management’s expectations; and covenant compliance, including the implications of a breach of financial or other covenants and our capacity for additional borrowing under its covenants.

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders. We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets. In the fiscal years ended December 31, 2016, 2015 and 2014, the cash flow used in investing activities was funded mainly by increased borrowing. As of December 31, 2016, our consolidated cash and cash equivalents (including marketable securities) amounted to R$5,791.2 million, compared to R$4,111.3 million for the fiscal year ended December 31, 2015, and R$1,799.1 million for the fiscal year ended December 31, 2014.

On December 31, 2016, Cosan Logística had a negative consolidated working capital of R$1,087.5 million and loss for the period of R$733,329. Nevertheless, it presented a net cash generation from operations of R$1,449.6 million and made investments in the modernization of its fleet and improving the railway network in the amount of R$1,699.2 million, in line with its business plan.

Cash Flow from Operating Activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2016 were R$3,635.4 million, compared to net cash flows generated by operating activities of R$3,350.6 million in the fiscal year ended December 31, 2015, reflecting higher operational performance of our business. In addition, changes in assets and liabilities were higher than the previous year, with a total amount of R$474.2 million in the fiscal year ended December 31, 2016 compared to R$246 million in the fiscal year ended December 31, 2015. These increase were partially offset by lower net cash tax payments in the fiscal year ended December 31, 2016 (R$83.4 million) as compared to the fiscal year ended December 31, 2015 (R$102.3 million). For the fiscal year ended December 31, 2014 net cash flows generated by operating activities were of R$1,117.2 million.

Cash Flow Used in Investing Activities

Net cash flows used in investing activities were R$727 million in the fiscal year ended December 31, 2016, compared to R$1,003.1 million in the fiscal year ended December 31, 2015. This variation was mainly attributable to acquisition of property, plant and equipment, intangible assets and investments of R$ 2.2 billion and marketable securities of R$626.3 million. This change was partially offset by dividends received from joint ventures of R$1.2 billion and cash received from sale of discontinued operations of R$1.1 billion. For the fiscal year ended December 31, 2014, cash flows used in investing activities were R$308.5 million. See also “—Capital Expenditures.”

Cash Flow from Financing Activities

Net cash flows from financing activities were R$1,819.3 million in the fiscal year ended December 31, 2016, compared to net cash flows from financing activities of R$542.6 million in the fiscal year ended December 31, 2015. This variation was primarily due to the return of operating cash flow to our shareholders through dividend payments of R$1,440.5 million and payment of loans, borrowings, debentures and financing leases of R$9,396.1 million, partially offset by long-term debt raised of R$7,527.8 million. For the fiscal year ended December 31, 2014, net cash flows from financing activities were R$658.6 million.

Indebtedness

As of December 31, 2016, our outstanding debt totaled R$18,338.5 million of which R$2,404.0 million was short-term debt. Our debt consisted of R$12,474.1 million in local currency-denominated debt and R$5,864.4 million in foreign currency-denominated debt.

Our total debt of R$18,338.5 million at December 31, 2016 decreased 2.6% as compared to our total debt of R$18,829.1 million at December 31, 2015, primarily reflecting Cosan S.A.’s liability management strategy. Our short-term debt composed of our current portion of long-term debt and interest accrued, represented 13.1% of our total indebtedness at December 31, 2016. Our U.S. dollar-denominated debt at December 31, 2016 represented 30.8%, and our British pound sterling-denominated debt represented 1.2% of our total indebtedness. Our secured debt at December 31, 2016 represented 17.4% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment, sugar and ethanol.

Certain of our long-term debt agreements, require us or certain of our subsidiaries, as applicable, to comply with certain financial and negative covenants, including our U.S.$200 million and U.S.$300 million 8% perpetual notes, our U.S.$500 million 5% notes with maturity at 2023 and our R$850 million 9.5% notes with maturity at 2018, which limits the ability of their subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, engage in a merger, sale or consolidation transactions and create liens.

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the fiscal year ended December 31, 2016, the Company and its subsidiaries were in compliance with their debt covenants.

The principal financing activities for the fiscal year ended December 31, 2016 are described below:

•	On June 9, 2016, our subsidiary Cosan Luxembourg sold U.S.$500 million in aggregate principal amount of 7.000% senior notes due 2027, or the Initial 2027 Notes. A further U.S.$150 million in aggregate principal amount of 7.000% senior notes due 2027 was issued on July 11, 2016, or the Additional 2027 Notes;

•	Concurrently with the offering of the Initial 2027 Notes, Cosan Luxembourg commenced a cash tender offer, or the tender offer, for any and all of (i) the Senior Notes due 2018, or the 2018 Notes, and (ii) the 2023 Notes, in each case, subject to certain terms and conditions as set forth in the offer to purchase relating to such tender offers. In conjunction with the tender offer, Cosan Luxembourg also solicited consents of the holders of the 2018 Notes and the 2023 Notes to eliminate substantially all of the restrictive covenants and certain events of defaults and related provisions contained in the applicable indenture governing such series of notes. As of the expiration date, (i) R$686,538,000 in aggregate principal amount of the 2018 Notes, or approximately 80.8% of the outstanding 2018 Notes, and (ii) U.S.$378,687,000 in aggregate principal amount of the 2023 Notes, or approximately 75.7% of the outstanding 2023 Notes, had been validly tendered pursuant to the tender offer. The requisite consents were obtained and a supplemental indenture eliminating the restrictive covenants and certain events of default was executed.

The table below shows the profile of our debt instruments:

	Interest
Description	Index	Annual Interest	December 31, 2016	December 31, 2015	December 31, 2014	Maturity
Loan and borrowings
BNDES	URTJLP	9.34%	2,663.1	2,851.8	13.2	Jun-2029
	Fixed	4.93%	1,233.5	1,016.2	307.2	Feb-2025
	TJ462	10.43%	651.4	809.7	834.6	Oct-2020
	Selic	15.72%	313.4	298.3	274.0	Jun-2023
	TJLP	9.92%	137.1	176.9	288.2	Jun-2023
	Selic	13.65%	5.3	5.6	—	Sep-2020
	Fixed	3.52%	3.9	4.7	3.4	Jan-2024
	IPCA	14.60%	3.5	4.2	3.5	Nov-2021
	URTJLP	11.40%	—	0.2	457.6	Jan-2017
EIB	U.S.$+LIBOR	2.43%	613.0	869.0	691.5	Sep-2021
Foreign loans	LIBOR Sterling	3.74%	218.2	312.9	224.0	Dec-2019
FRN	U.S.$	2.63%	—	216.1	—	Jan-2017
ECN	112% of CDI	15.39%	120.1	406.8	—	Dec-2018
	109% of CDI	15.50%	—	304.6	—	Oct-2018
	129.62% of CDI	18.01%	552.6	—	—	Jun-2023
	129.62% of CDI	17.61%	294.5	—	—	Dec-2018
	129.62% of CDI	17.57%	80.5	—	—	Nov-2017
	U.S.$	3.79%	—	126.7	—	Jul-2016
Perpetual Notes	U.S.$	8.25%	1,650.1	1,976.7	1,344.8	—
Resolution 4131*	U.S.$	4.79%	134.0	477.7	29.3	Oct-2020
	U.S.$+LIBOR	2.40%	407.3	471.0	466.5	Mar-2018
	U.S.$+LIBOR	2.00%	32.8	406.3	266.0	Apr-2017
Senior Notes Due 2018	Fixed	9.50%	168.2	875.4	874.5	Mar-2018
Senior Notes Due 2023	U.S.$	5.00%	322.1	2,009.3	1,352.8	Mar-2023
Senior Notes Due 2027	U.S.$	7.00%	2,304.4	—	—	Jan-2027
FINEP**	Fixed	5.00%	109.2	137.1	165.0	Nov-2020
Trade banks	CDI + 3.50% p.a.	18.13%	—	205.8	—	Sep-2016
	CDI + 4.91% p.a.	19.21%	163.8	195.6	—	Jun-2019
	Fixed	6.33%	86.1	3.9	—	Dec-2021
Working capital	CDI + 2.80% p.a.	17.33%	390.0	388.2	—	Dec-2018
	CDI + 2,95% p.a.	17.50%	287.2	—	—	Dec-2018
	U.S.$ + Libor	4.45%	—	100.1	133.2	Sep-2021
	CDI + 0.28% p.m.	17.93%	10.0	25.0	—	Dec-2016
	121.10% of CDI	17.37%	—	10.1	—	Nov-2016
	CDI + 1.43% p.a.	15.80%	—	—	85.6	—
	CDI + 1.20% p.a.	15.50%	—	—	101.5	—
Secured account	118% of CDI	17.39%	22.5	17.8	7.6	Apr-2016
Prepayment	U.S.$+Libor	3.91%	55.6	—	—	Apr-2017
FINIMP	U.S.$+Libor	3.37%	40.8	—	—	Jun-2017

			13,074.2	14,703.7	7,924.0
Debentures
Convertible debentures	URTJLP	9.01%	—	2.6	—	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a.	16.47%	154.2	1,431.6	—	Mar-2018
	CDI + 1.30% p.a.	15.11%	300.2	775.2	—	Oct-2017
	CDI + 3.50% p.a.	17.61%	2,347.3	—	—	Jun-2023
	IPCA	5.26%	528.3	594.2	—	Dec-2025
	108% of CDI	14.80%	350.9	526.3	—	Jul-2018
	IPCA	6.57%	1,291.4	484.2	447.4	Sep-2020
	Fixed	13.13%	163.9	161.2	—	Oct-2020
	CDI	14.65%	128.1	119.8	131.2	Sep-2019
	% of net revenue	—	—	30.3	—	Jun-2016

			5,264.3	4,125.4	578.6
Consolidated Debt			18,338.5	18,829.1	8,502.6

Current			2,404.0	2,775.5	1,056.4

Non-current			15,934.5	16,053.6	7,446.2

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions.
**	FINEP: Funding Authority for Studies and Projects.

Unused Sources of Liquidity

On December 31, 2016, 2015 and 2014, we and our subsidiaries had unused available credit lines in the amount of R$797.7 million, R$1.2 billion and R$182.6 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2016, we had a working capital of R$2.139.9 million, compared to negative R$87.4 million as at December 31, 2015. The difference between the position at December 31, 2016 and December 31, 2015 was primarily attributable to a decrease in current liabilities which was caused by an increase in cash and cash equivalents and marketable securities. See also “—Overview.”

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired) were R$2,190.6 million during the fiscal year ended December 31, 2016, compared to R$2,012.3 million during the fiscal year ended December 31, 2015. For the fiscal year ended December 31, 2014 our capital expenditures were R$1,062.3 million.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2016, 2015 and 2014:

	For Fiscal Year Ended December 31, 2016	For Fiscal Year Ended December 31, 2015	For Fiscal Year Ended December 31, 2014
	(in millions of Reais)
Rumo	1,699.2	1,405.5	273.6
Comgás	438.4	521.2	661.3
Moove	41.6	43.5	52.2
Cosan Corporate	11.4	42.1	75.2

Total consolidated capital expenditures	2,190.6	2,012.3	1,062.3

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

As of December 31, 2016, the Company through its subsidiary Rumo, has contractual commitments in 2017 for the improvement of the railway network, to expand the logistics segment through 2017, for an amount of R$1,699.2 million.

C.	Research and Development, Patents, Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Dependence on Patents, Licenses, Contracts and Processes” and “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.	Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;

•	Financial problems in certain countries in Europe could lead to another international financial crisis. If this occurs, Brazilian GDP growth in future periods may be depressed;

•	Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention;

•	Decreased liquidity in domestic and international capital markets;

•	Tax policies that could decrease our profitability; and

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.	Off-Balance Sheet Arrangements

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of São Paulo Gas Company—COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2016 and 2015.

Gas transportation

Comgás has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were the Comgás to consume a volume of gas below its contractual obligation, the Comgás would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by Comgás were recognized as “Other non-current assets” in the statement of financial position (R$244 million for the fiscal year ended December 31, 2016 and R$204.7 million for the fiscal year ended December 31, 2015.

Operating Leases

At December 31, 2016, 2015 and 2014, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
	(in thousands of Reais)
Less than one year	11.545	22,788	60,688
Between one and five years	31.050	24,364	274,310
More than five years	10.576	13,528	—

Total	53,171	60,680	334,998

F.	Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) at December 31, 2016:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
	(in millions of Reais)
Loans, borrowings and debentures(1)	(29,957.1)	(3,983.5)	(5,470.0)	(9,896.1)	(10,607.5)
Trade payables	(2,033.1)	(2,032.5)	(0.6)	—	—
Other financial liabilities	(203.3)	(203.3)	—	—	—
Tax Amnesty and Refinancing Program – REFIS	(235.9)	(67.9)	(21.5)	(32.3)	(114.2)
Leases	(1,824.8)	(588.4)	(349.7)	(563.0)	(323.7)
Advances on real estate credits	(243.6)	(138.8)	(104.8)	—	—

Total	(34,497.8)	(7,014.4)	(5,946.6)	(10,491.4)	(11,045.4)

(1)	Include future interests based on the applicable rates at December 31, 2016.

Since December 31, 2016, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$168.2 million in senior notes due March 2018;

•	R$322.1 million in senior notes due March 2023;

•	R$2,304.4 million in senior notes due March 2027;

•	R$5,011.2 million in BNDES (finance lease) financing due between 2017 and 2029;

•	R$1,650.1 million in perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$687.2 million in working capital due 2021;

•	R$613 million in the form of a loan from the European Investment Bank (EIB) due 2021;

•	R$574.1 million in the form of a Resolution 4,131-type due February 2020;

•	R$5,264.4 million in debentures due between 2016 and 2025;

•	R$1,047.7 million in export credit notes (ECN) due 2023;

•	R$ 249.9 million in the form of loans from trade banks due between 2019 and 2021; and

•	R$446.4 million in other debts

We believe we will be able to refinance our existing debt on favorable market conditions.

Sales Commitments

None.

G.	Safe harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

Our board of directors is divided into three classes (Class I, Class II and Class III) that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our bye-laws do not and Bermuda law does not include any citizenship or residency requirements for members of our board of directors provided that we otherwise meet the residency requirements in the Companies Act 1981 which are satisfied by having a Bermuda resident director, a Bermuda resident corporate secretary or a Bermuda resident representative.

The following table lists the members of our board of directors:

	Initial Year of Appointment (1)				Position Held
Name	Cosan Limited	Cosan S.A.	Cosan Logística	Class(1)	Cosan Limited	Cosan S.A.	Cosan Logística	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	2012	III	Director	Chairman	Chairman	1950
Marcelo Eduardo Martins	2009	2009	2015	III	Director	Director	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	2015	I	Director	—	—	1942
Marcos Marinho Lutz	2007	2015	2014	II	Director	Vice Chairman	Vice Chairman	1969
Pedro Isamu Mizutani	2007	2000	—	III	Director	—	—	1959
Marcelo de Souza Scarcela Portela	2007	2009	2017	II	Director	Director/General Counsel	Director	1961
José Alexandre Scheinkman(2)	2007	—	—	I	Director	—	—	1948
Burkhard Otto Cordes	2008	2005	—	II	Director	Director	Director	1975
Richard Steere Aldrich Junior (2)	2016	—	—	I	Director	—	—	1947
Dan Ioschpe (2)	2015	2014	—	II	Director	Director	—	1967
Roberto de Rezende Barbosa	2015	—	—	II	Director	—	—	1950
Vasco Augusto Pinto Fonseca Dias	2016	—	—	III	Director	—	—	1956
Gustavo Diniz Junqueira	—	—	2016	—	—	—	Director	1956

(1)	The terms of the directors expire as follows: Class I Directors at the annual general meeting to be held on in April 2017; Class II Directors at the annual general meeting pertaining to the fiscal year 2018 (expected to be held by April 2018); and Class III Directors at the annual general meeting pertaining to the fiscal year 2019 (expected to be held by April 2019).
(2)	Independent director.

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

Richard Steere Aldrich Junior. Mr.Aldrich, Jr. graduated in the United States from Brown University (1970) and from Vanderbilt University School of Law (1975). In 1975, he joined Shearman & Sterling LLP as an associate, where he later became a partner, in 1984, a position in which he served until 2009. From 2009 to 2016 he was a partner at Skadden, Arps, Slate, Meagher & Flom LLP. Over the course of his career, he has been involved in offerings, mergers and acquisitions, debt restructurings and public and private financing transactions in Brazil and the United States.

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

Vasco Augusto Pinto Fonseca Dias Júnior. Mr. Dias has a bachelor’s degree in systems engineering from the Pontifical Catholic University of Rio de Janeiro and earned a graduate degree from the same university. He joined the Shell Group as an intern in 1979 and later became analyst and head of systems. In December 2000, he left the Shell Group to serve as Executive Officer at Companhia Siderúrgica Nacional – CSN. He returned to the Shell Group in 2005 as President for Latin America. He also served as the chief executive officer of Raízen S.A. from 2011 (at the time of the joint venture between Cosan and Shell) until March 2016.

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

The following table lists our current executive officers:

Name	Initial Year of Appointment(1)			Position Held at			Year of Birth
	Cosan Limited	Cosan S.A.	Cosan Logística	Cosan Limited	Cosan S.A.	Cosan Logística
Marcos Marinho Lutz	2007	2009	2014	Chief Executive Officer	Board Member	Chief Executive Officer and Vice- Chairman	1969
Marcelo Eduardo Martins	2009	2009	2014	Chief Financial Officer and Board Member	Board Member	Chief Financial Officer and Board Member	1966
Marcelo de Souza Scarcela Portela	—	2009	2014	General Counsel and Board Member	Legal Vice President and Board Member	Legal Vice President	1961
Paula Kovarsky Rotta	2015	2016	2016	Investor Relations Officer	Investor Relations Officer	Investor Relations Officer	1974
Burkhard Otto Cordes	2016	—	—	Risk Management Officer	Board Member	Board Member	1974

Cosan Limited’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela, Paula Kovarsky Rotta and Burkhard Otto Cordes. Cosan S.A.’s officers are Mario Augusto da Silva, Marcelo de Souza Scarcela Portela, Paula Kovarsky Rotta and Ricardo Mussa. Cosan Logística’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela and Paula Kovarsky Rotta.

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

Paula Kovarsky Rotta. Mrs. Kovarsky is the investor relations officer of Cosan Limited, Cosan S.A. and Cosan Logística. She has a bachelor’s degree in engineering from the Pontifícia Universidade Católica do Rio de Janeiro and masters of business administration with a specialization in finance from Ibmec. She has approximately 19 years of professional experience and has previously worked for Shell and Itaú BBA.

Ricardo Mussa. Mr. Mussa is the executive officer at Cosan. He has a bachelor’s degree in production engineering from the Escola Politécnica da Universidade de São Paulo. He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the agricultural commodities purchasing area. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was also responsible for the purchasing of chemical products in Latin America. He joined Cosan in 2007 and was one of the founders of Radar, and its chief executive officer for five years. In 2014, he took the helm of Cosan’s lubricants business and more recent became an Executive in Raízen.

Key managers

Name	Initial Year of Appointment to Cosan S.A.	Position Held – Cosan	Year of Birth
Mario Augusto da Silva	2016	Chief Executive Officer – Cosan S.A.	1976
Nelson Roseira Gomes Neto	2015	Chief Executive Officer – Comgás	1970
Ricardo Mussa	2014	Executive Officer – Cosan S.A.	1975

The following is a summary of the business experience of our key managers.

Mario Augusto da Silva. See “—Executive Officers.”

Nelson Roseira Gomes Neto. Mr. Gomes Neto is Comgás’ chief executive officer. He holds a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined Exxon Mobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008 he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, Lubricants Vice President.

Ricardo Mussa. See “—Executive Officers.”

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels. The executive team is composed of:

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

Guilherme José de Vasconcelos Cerqueira is the chief financial officer and officer for investor relations of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014 which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$675 million. He has a bachelor’s degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro. He also holds an MBA from COPPEAD.

Pedro Mizutani is the Vice President of External Affairs at Raízen. He was the Sugar, Ethanol and Energy Operational Officer from 2011 to 2015 and was previously chief executive officer of Cosan S.A. Açúcar e Álcool. He maintains his responsibilities on sugar and ethanol production and cogeneration in the Joint Venture, with ultimate responsibility for the Sugar and Ethanol division. Mr. Mizutani has 28 years of experience in the sugar and energy sector and started his professional career at Cosan in the 1980s, having taken positions of increasing responsibility up to his current one. He is a member of the Board of Directors of UNICA and a professor at Fundação Getúlio Vargas’ post-graduation course.

João Alberto Abreu became Vice-President of Ethanol, Sugar and Bioenergy at Raízen Energia. He has a bachelor’s degree in production/mechanics engineer from Pontifícia Universidade Católica in Rio de Janeiro and a MBA from Fundação Dom Cabral. He also took extensive courses in business at the University of Pennsylvania. Mr. Abreu worked for 18 years at Shell in England and Argentina, and in positions such as General Manager of Network in Latin America and General Manager of Sales and Operations in Brazil. He was Executive Director and member of the board of directors at Petróleo Sabbá, an affiliate of Raízen which operates in northern Brazil, and is currently a member of the board of directors of Iogen Energy. In 2012 Mr. Abreu became Bioenergy Director and Chief Technology Officer. He was responsible for the increase of 40% at the EBITDA of the department and for the development and implementation of the first integrated cellulosic ethanol plant worldwide, a U.S.$110 million project. In 2014, he became Agroindustrial executive director at Raízen.

Ricardo Mussa is the Executive Officer and manages logistics, supply and distribution for the Joint Venture. See “—Executive Officers.”

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

Our	Relationship with our Executive Officers, Directors and Key Managers

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

Audit Committee

The members of our audit committee are Messrs. José Alexandre Scheinkman (chairman), Mailson Ferreira da Nóbrega, and Richard Steere Aldrich Junior. Our board of directors has determined that José Alexandre Scheinkman (chairman), Mailson Ferreira da Nóbrega, and Richard Steere Aldrich Junior meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “—C. Summary of Significant Differences of Corporate Governance Practices—Audit Committee.”

B.	Compensation

Under our bye-laws, our board of directors is responsible for establishing the annual aggregate compensation that we pay to the members of our board of directors and our executive officers.

The aggregate amount of compensation paid to all members of the board of directors and its executive officers during the fiscal year ended December 31, 2016, was R$161.9 million, in the fiscal year ended December 31, 2015 was R$92.6 million, in the fiscal year ended December 31, 2014 was R$79.4 million. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

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

For details of the membership of our Audit Committee, see “—A. Directors and Senior Management —Committees of the Board of Directors—Audit Committee.”

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

As of December 31, 2016, we had 10,976 employees (excluding Raízen personnel). The following table sets forth the number of our total employees by segment for the dates indicated:

	December 31, 2016 (excluding Raízen personnel)	December 31, 2015 (excluding Raízen personnel)	December 31, 2014 (including Raízen personnel)
Agricultural	—	—	13,950
Industrial	7,709	8,025	9,895
Administrative	1,853	3,045	5,648
Port	1,414	2,032	876

Total	10,976	13,102	30,369

We pay a mandatory union contribution for all of our employees. We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was R$1,934.7 million (excluding Raízen personnel) as of December 31, 2016, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E.	Share Ownership

As of December 31, 2016, the following members of the board of directors owned Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello*	Chairman	7,307,361	96,332,044
Pedro Mizutani	Board Member	10,000	—
Burkhard Otto Cordes	Board Member	22,000	—

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds class A common shares or class B common shares of our Company.

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

Cosan Limited

As of the date of this annual report, our authorized share capital is U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share, 96,332,044 class B series 1 common shares, par value U.S.$0.01 per share and 174,355,341 class A common shares, par value U.S.$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to ten votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 40.95% of our issued and outstanding share capital, and 86.9% of our voting power by virtue of his control of 100% of our class B series 1 common shares and 13.1% of our class A common shares. No class B series 2 common shares are currently issued and outstanding. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

	Class A common shares	%	Class B common shares	%	Total Number of Shares	%
Shareholders
Controlling group	14,514,418	8.32	96,332,044	100.00	110,846,462	40.95
Skagen AS	16,220,419	9.30	—	—	16,220,419	5.99
M&G Investment Management Limited	6,056,705	3.47	—	—	6,056,705	2.24
Eastspring Investments (Singapore) Limited	2,715,398	1.56	—	—	2,715,398	1.00
Other	128,851,899	73.90	—	—	128,851,899	47.60
Total shares outstanding	168,358,839	96.56	96,332,044	100.00	264,690,883	97.78
Treasury shares	5,996,502	3.44	—	—	5,996,502	2.22
Total	174,355,341	100.00	96,332,044	100.00	270,687,385	100.0

The total number of BDRs held by Brazilian investors at December 31, 2016, was 13,613,219. The total number of shares held by Brazilian investors as of December 31, 2016, is 114,185,476 (excluding shares held by the depositary under our BDRs program).

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

Queluz Holdings Limited and Costa Pinto own all of our class B series 1 common shares. Queluz Holdings Limited, MSOR Participações S.A. and Usina Bom Jesus S.A. Açúcar e Álcool also hold in aggregate 8.32% of our class A common shares. These companies are indirectly controlled by Mr. Rubens Ometto Silveira Mello, the chairman of our board of directors through several companies controlled directly and indirectly by him. Although the control is exercised by Mr. Rubens Ometto Silveira Mello, there are some family members and other individuals who are also beneficial owners of minority interests in these companies.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Item 10. Additional Information—B. Memorandum and By-laws”.

Cosan S.A.

As of December 31, 2016, we owned 62.29% of Cosan S.A.’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our Chairman, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

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

Cosan Logística

On February 8, 1999, São Francisco and Tate & Lyle do Brasil Serviços e Participações S.A., or “Tate & Lyle,” entered into a shareholders’ agreement that governs the rights of the shareholders of Cosan Portuária (formerly São Francisco Operadora Portuária de Granéis Ltda.). In April 2004, Cosan acquired 90.0% of the outstanding capital stock of Cosan Portúaria through a Cosan capital increase in the amount of U.S.$1.5 million, which was fully subscribed by Cosan’s shareholder, São Francisco, using shares that it held at Cosan Portuária.

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

On April 13, 2010, Tate & Lyle, through a Share Purchase Agreement, sold its entire stake on Copsapar Participações S.A. to Bunge Açúcar e Bioenergia Ltda. that had, on the same date, agreed to replace Tate & Lyle on the shareholder agreement with respect to Copsapar Participações S.A.

Rumo

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.

RADAR

In August 2008, Cosan entered into a shareholders’ agreement with TIAA—CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds approximately 3% of RADAR’s capital, with the remaining 97% being divided among other investors part of TIAA—CREF group. According to the shareholders’ agreement, COSAN retains the majority of votes on RADAR’s Board of Directors, although it is not consolidated due to certain restrictions on Cosan’s decision making power.

Tellus

On July 1, 2011 Cosan entered into a shareholders’ agreement with TIAA—CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A.

Comma

On July, 3, 2012 Cosan entered into the European lubricants and specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited. The value of the transaction, after all adjustments, was less than U.S.$100 million. Comma continued to operate in the ordinary course under the Comma brand, manufacturing and selling Comma-branded and private label products following the change in control, in order to facilitate Cosan’s entry into the European lubricants market.

Comgás

On November, 5, 2012 Cosan concluded the acquisition of 60.05% of Comgás from BG Group for R$3.4 billion. On December 31, 2016 Cosan held 62.66% of Comgás’ shares. Shell is part of the ownership group, holding 17.59% of Comgás’ shares, with 22.43% of Comgás held publicly.

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

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Cosan S.A. and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

Comgás Companhia de Gás de São Paulo – Shareholders’ Agreement

Cosan S.A. and Integral Investments B.V., or Integral, have entered into a Comgás shareholders’ agreement dated December 19, 2012. The shareholders agreement establishes the scope and governance of Comgás, as well as its dividend policy. The scope of such agreement is to define the terms and conditions that will regulate the relationship between the parties as shareholders of Comgás, in particular with respect to (1) the voting rights related to the relevant shares (79,777,349 shares issued by Comgás owned by the Parties), including the voting rights of each party exercisable at shareholders’ meetings, meetings of the board of directors, meeting of the audit committee, and officers’ meetings of Comgás; and (2) general matters concerning Comgás corporate governance.

Comgás will be managed by a board of executive officers and a board of directors. Decisions related to

Comgás’ business administration will be approved by its board of executive officers, within the limits conferred by the board of directors and Comgás’ by-laws.

Comgás will have an audit committee which will be installed according to its bye-laws and the Brazilian Corporate Law. Cosan’s representative shall be nominated as chairman of the board of directors. The parties shall be entitled to nominate one member of the board of directors for each 10% interest of the relevant shares.

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

Radar Propriedades Agrícolas S.A. – Shareholders’ Agreement

Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, Cosan S.A. Indústria e Comércio and Radar II Propriedades Agrícolas entered into this shareholders’ agreement on August 27, 2008, amended on November 4, 2016. This shareholders’ agreement consolidates Radar’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. Subject to certain exceptions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Radar II Propriedades Agrícolas S.A. – Shareholders Agreement

The shareholders’ agreement of Radar II Propriedades Agrícolas S.A. was executed by and among Mansilla Participações Ltda, Teachers Insurance and Annuity Association of America, a New York Corporation and Cosan S.A. Indústria e Comércio on September 28, 2012. This Shareholders Agreement consolidates Radar II’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by the shareholders representing the majority of the voting shares.

Cosan S.A. Indústria e Comércio – Shareholders’ Agreement

The shareholders’ agreement of Cosan S.A. Indústria e Comércio was executed by and among Cosan Limited and Rezende Barbosa S.A. Administração e Participações, on September 06, 2009, partially succeed by Messers. Roberto de Rezende Barbosa, Renato Eugênio de Rezende Barbosa, and José Eugenio de Rezende Barbosa Sobrinho, on December 31, 2011, amended on October 7, 2016. This shareholders agreement consolidates the resolutions of Cosan’s shareholders about the appointment of the members of the Board of Directors and the transfer of shares. The shareholders also agreed to exercise their voting rights in the general meetings of the company without the possibility of veto rights.

Rumo S.A. – Shareholders’ Agreement

Novo Rumo Logística S.A. (which has been merged into Rumo Logística Operadora Multimodal S.A., which has since been merged into Rumo S.A.), Cosan Logística S.A., Cosan S.A. Indústria e Comércio, Cosan Limited, GIF Rumo Fundo de Investimentos em Participações and TPG VI Fundo de Investimento em Participações entered into this shareholders’ agreement on June 30, 2011, and amended it on September 5, 2014 (“Funds Shareholders’ Agreement”). The shareholders’ agreement consolidated the resolutions of Rumo’s shareholders about share control and the appointment of the members of the board of directors.

Within the terms of the Funds Shareholders’ Agreement, in 2016, GIF exercised its liquidity right to exchange the shares it held in Rumo by shares of Cosan S.A. and Cosan Logística S.A. The same occurred with TPG in 2017. Therefore, as TPG’s right was liquidated, the Funds Shareholders’ Agreement was automatically terminated.

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

Cosan Logística S.A. and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. The Arduini Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to: (1) the election of members of our board of directors; (2) the restrictions on the sale and transfer of our shares; and (3) voting arrangements for our shareholders general meeting and board of directors meeting. The Arduini Shareholders’ Agreement will remain in force for ten years from November 28, 2016 and may be early terminated if Mr. Rubens Mello leaves the position of chairman of our board of directors or if Julia Arduini’s interest in our company decreases by 50% after the three-year lock-up period on the transfer of shares to which the parties are subject. In addition, the Arduini Shareholders’ Agreement states that our shareholders and board of directors’ meetings will be preceded by preliminary meetings between the parties to the Arduini Shareholders’ Agreement, which shall determine the voting instructions for their representatives at those meetings, who shall vote together as a block.

Tellus Brasil Participações S.A. – Shareholders’ Agreement

Shareholders Agreement of Tellus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Nova Gaia Brasil Participações Ltda., Terraviva Brasil Participações S.A., Radar Propriedades Agrícolas S.A., and Cosan S.A. Indústria e Comércio on July 1, 2011. This Shareholders Agreement consolidates Tellus’ shareholder resolutions about share control, transfer of shares, preemption rights, tag along and right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Janus Brasil Participações S.A. – Shareholders’ Agreement

Shareholders Agreement of Janus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Helios Brasil Participações Ltda., Iris Brasil Participações S.A., Radar Propriedades Agrícolas S.A. and Cosan S.A. Indústria e Comércio on September 23, 2014. This Shareholders Agreement consolidates Janus’ shareholder resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Cosan Biomassa S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan Biomassa S.A. (“Cosan Biomassa”) was entered into by and among Cosan S.A. Indústria e Comércio and Sumitomo Corporation on May 13, 2016 (“Cosan Biomassa Shareholders’ Agreement”). This shareholders’ agreement provides Cosan Biomassa with shareholder control and contains transfer of shares, preemption rights, tag along and drag along rights and the right to appoint the members of the board of directors. The shareholders’ agreement also lists certain reserved matters with regard to which the parties shall have the right of veto so as long as each signatory’s equity interest in Cosan Biomassa is equal to or greater than 15% of the total and voting share capital of Cosan.

Brado Logística e Participações S.A. – Shareholders’ Agreement

The shareholders’ agreement of Brado Logística e Participações S.A. (“Brado”) was entered into by and among Fundo de Investimento do Fundo de Garantia do Tempo de Serviço- FI-FGTS (“FI-FGTS”), Logística Brasil- Fundo de Investimento em Participações, Deminvest Empreendimentos e Participações S.A., Markinvest Gestão de Participações Ltda. (“Original Shareholders”) and Brado Holdings S.A., with the intervention of Brado Logística Participações S.A., Brado Logística S.A. and ALL- América Latina Logística S.A. (current Rumo S.A.) on August 5, 2013. This shareholders’ agreement resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. The shareholders’ agreement also provides that certain reserved matters are subject to a right of veto on the part of the signatories.

Cosan Investimentos e Participações S.A.—Shareholders Agreement

The shareholders’ agreement of Cosan Investimentos e Participações S.A. (“CIP”) was executed by and among Cosan S.A., Banco Bradesco BBI S.A. (as successor to Fundo de Investimento em Participações Multisetorial Plus II) (“Bradesco”) and Itaú Unibanco S.A. (as successor to Razac Fundo de Investimento em Participações) (“Itaú”) on June 27, 2014. This shareholders’ agreement CIP’s shareholders resolutions about share control, transfer of shares or encumbrance and the right to appoint the members of the board of directors and the officers (with all officers to be nominated by Cosan). With the exception of the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares (unless a higher quorum or special approval is required).

The parties to the shareholders’ agreement have granted each other the following put and call options: (i) call option granted to Cosan by Bradesco on all Class “A” Preferred Shares; (ii) call option granted to Cosan by Itaú on all Class “B” Preferred Shares; (iii) put option granted to Bradesco by Cosan on all Class “A” Preferred Shares; and (iv) put option granted to Itaú by Cosan on all Class “B” Preferred Shares.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of R$96 million (U.S.$50 million) by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and R$288.1 (U.S.$150 million) by the funds managed by Gávea Investimentos Ltda., at R$8.6 (U.S.$4.50) per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result and following the date of the acquisition, Mr. Rubens Ometto Silveira Mello holds 38.3% of the Company’s total capital and 85.3% of its voting capital.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$1,193.9 million as of December 31, 2015, and R$1,268.6 million as of December 31, 2016. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax. We recorded provisions of R$441.7 million and R$479.5 million for tax proceedings involving probable risk of loss as of December 31, 2015 and December 31, 2016, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

•	FINSOCIAL – Offset requests. The Brazilian federal tax authorities refused to ratify requests made by Cosan Lubrificantes to set-off undue payments of FINSOCIAL, a social tax levy, against other tax debts. Based on a favorable judicial decision, Mobil acquired the right to set-off FINSOCIAL tax payments against certain COFINS payments. However, a subsequent favorable judicial decision granted Cosan Lubrificantes immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off requests were extinguished, since the COFINS debts ceased to exist, and Cosan Lubrificantes sought to reuse the relevant tax credits to set-off other tax debts. However, the Brazilian federal tax authorities refused to ratify part of the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for this proceedings was R$255.0 million as of December 31, 2015 and R$269.3 million as of December 31, 2016. The risk of loss is classified as probable.

•	ICMS – A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (PEP-ICMS). We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation, and (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$79.4 million as of December 31, 2015 and R$84.8 million as of December 31, 2016.

Civil, regulatory, environmental and other claims. Cosan, its subsidiaries and jointly-controlled entities are parties to a number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination of different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) other matters. Provisions for civil claims as of December 31, 2015 amounted to R$284.3 million and R$344.0 million as of December 31, 2016. As of December 31, 2016, R$173.9 million in judicial deposits were made for civil and environmental claims, and this figure was R$181.2 million as of December 31, 2015. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters. Provisions for regulatory claims as of December 31, 2016 amounted to R$11.7 million.

Labor claims. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2015 amounted to R$467.9 million and R$445.0 million as of December 31, 2016.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2016 totaled R$15,222.6 million of which R$10,552.7 million, R$2,831.4 million, R$1,089.1 million and R$749.4 million were related to tax, civil, labor and regulatory and environmental claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

•	Withholding Income Tax – capital gain Exxonmobil. The Brazilian federal tax authorities issued a tax assessment against Cosan Lubrificantes, as the responsible party for the collection of withholding income tax allegedly due on the capital gains earned by Exxonmobil International Holdings B.V. and Exxonmobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. According to the Brazilian tax authorities, the real intention of Cosan Lubrificantes was to acquire Esso Brasileira de Petróleo Ltda. The updated amount under discussion in these proceedings is of R$1,059.6 million, including interest and a 150% penalty, of which R$776 million is classified as a possible risk of loss as of December 31, 2016 and R$729.1 million as of December 31, 2015. Currently, Cosan Lubrificantes is awaiting judgment of the motion for clarification regarding the decision that permitted in part the special appeal filed in the Superior Chamber of Tax Appeals.

•	Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued two tax assessments against Cosan Lubrificantes for the collection of corporate income taxes relating to 2009, 2010 and 2011 due to the write off of goodwill expenses accrued in connection with the acquisition of cooperatives which controlled Esso Brasileira de Petróleo Ltda. According to Cosan Lubrificantes, the updated amount under discussion is of R$548.6 million, including interest and a 150% fine, of which R$393.4 million is classified as a possible risk of loss and R$155.2 million is classified as a remote risk of loss in the fiscal year ended December 31, 2016. Currently, Cosan is awaiting a decision on the motion for clarification filed against the partially favorable decision rendered by the Administrative Court of Tax Appeals.

•	ICMS -inventory differences. The tax authority of the state of São Paulo issued two tax assessment notices, one against Raízen Energia and one against Cosan S.A., in February, 2012 relating to ICMS taxes on inventory differences. A decisions rendered by the First Administrative Trial Court was partially favorable with respect to one of these tax assessments, which is currently pending a decision by the second administrative trial court. In relation to the other tax assessment, the first and second administrative trial court’s decisions were unfavorable and a decision on the appeals filed is currently pending. The total amount involved in such proceedings is R$479.9 million. The risk of loss is partially classified as remote (R$428.4 million) and partially classified as possible (R$51.4 million) in the fiscal year ended December 31, 2016.

•	Environmental Civil Class Action. Cosan is being sued by the Municipality of Ulianópolis by means of the civil class action No. 0000749-68.2011.8.14.0130, for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$145.7 million but the specific amount needed to restore the damage cannot be estimated. It is also important to highlight that more than 50 companies are involved in the same matter by means of other lawsuits and a civil investigation currently being held by the State of Pará’s Public Prosecutor’s Office. Therefore, it is expected by some of these companies that any settlement or condemnation in this matter should comprise all of them. The lawsuit is currently suspended due to a plea from the Public Prosecutor’s Office. According to the Company’s information, the amount under discussion in these proceedings is R$145.7 million, which R$13.2 million is classified as a possible risk of loss and R$132.4 million is classified as a remote risk of loss.

•	Malha Paulista – MS Teixeira Prumo Engenharia. Rumo’s subsidiary Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by the company Prumo Engenharia, our subcontractor at the time. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to slavery. Prumo Engenharia assumed responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions maintained by its subcontractors, and the dismissal agreements of such employees were approved by the Ministry of Labor, without any participation by us. Moreover, a criminal investigation against Malha Paulista in the matter was filed. Notwithstanding the foregoing, the Labor Prosecutors’ Office filed a public civil action solely against Malha Paulista, which is being fully contested. In the public civil action, the Labor Prosecutor’s Office is seeking the payment of indemnity for collective moral damages in the amount of R$100 million and the fulfillment of obligation to act and to not act related to work conditions, including the regulatory norms of the Ministry of Labor and Employment on safety and labor medicine, under penalty of payment of a fine in the amount of R$100 thousand per irregularity or per worker in case of any future infraction listed in the statement of claim and other labor obligations. Malha Paulista was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in an amount of R$15 million, as well as fines of R$100 thousand per breach or per worker in the event of future labor breaches. As of the date of this annual report, no provisions have been made with respect to these proceedings. An adverse outcome in this lawsuit could result in losses of approximately R$15 million to Rumo at this time, and adversely affect Rumo’s reputation. Malha Paulista has appealed this decision. If Malha Paulista’s appeal is rejected by the superior courts, the final outcome of the action may have a material adverse effect on Rumo’s business, financial condition and results of operations—including as a result of the acceleration of certain financial agreements to which Rumo is a party—and Rumo may suffer damage to its reputation.

•	Brado Logística. This is an arbitration relating to the Brado Shareholders’ Agreement. Rumo may be required to either make payment of the amount under dispute (R$484.5 million as of December 31, 2016), or issue new shares in an amount corresponding to the amount involved, which may result in the dilution of its existing shareholders, including Cosan Logística. We estimate that the risk of Rumo being required to make payment of the amount involved is remote, but that the risk of us being required to issue new shares is possible. FI-FGTS is also a signatory to Brado Shareholders’ Agreement and, although it is not a party to the proceedings involving the shareholders of Brado, it has been granted the same option as was granted to other parties to the Brado Shareholders’ Agreement. The exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of signing of the Brado Shareholders’ Agreement (entered on August 5, 2013). For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, our Subsidiaries, the Operations of Our Joint Venture, and Industries in Which We Operate—The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.”

•	Rumo Arbitration. Rumo is involved in a confidential arbitration in which indemnification claims in an amount of approximately R$414.1 million have been made by the plaintiff (a sugar trading company). The parties are awaiting the constitution of the arbitration tribunal. Rumo’s counsel has assessed the risk of loss as possible.

•	Lawsuits concerning the economic-financial balance of leasing and concession contracts. Rumo’s subsidiaries Malha Paulista and Rumo Malha Oeste S.A., or Malha Oeste, are parties to several lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed actions to collect unpaid installments of the leasing and concession contracts. Malha Paulista and Malha Oeste, in turn, filed their own lawsuits seeking the restoration of the economic-financial balance of the contracts. In both cases, the trial court rendered interlocutory decisions authorizing Malha Paulista and Malha Oeste to guarantee the maturing installments by letters of guarantee issued by financial institutions. The trial court ruled in Malha Oeste’s favor on December 19, 2014, and partially in Malha Paulista’s favor on October, 2015. The parties filed appeals against both decisions. As of the date of this annual report, these appeals are still pending. The aggregate payments alleged to be owed by Malha Paulista and Malha Oeste total R$2,324.2 million. Accordingly, an adverse outcome in either of these lawsuits could result in significant losses to Rumo. In particular, Malha Paulista and Malha Oeste would be required to pay the installments guaranteed by letters of guarantee. The risk of loss in these proceedings is estimated as possible.

•	Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anticompetitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within Porto de Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anticompetitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. The defense has been filed. The risk of loss in these proceedings is estimated as possible.

•	Rumo/ALL Investigation. Rumo has recently become aware of certain press reports alleging that improper payments were made in connection with an investment made by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. The alleged payments occurred prior to the ALL Acquisition and under different management. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. Although the internal investigation is ongoing, Rumo has been in contact with local authorities. At this time, we can neither predict the outcome of the internal investigation or the consequences of any findings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, our Subsidiaries, the Operations of Our Joint Venture, and Industries in Which We Operate— We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.”

•	Tax assessment notices. We have also received a number of tax assessment notices, including (i) an administrative tax assessment notice on amortization of goodwill expense, the possible amount of which is R$618.9 million, and which represents a possible risk of loss; (ii) a tax assessment notice related to goodwill amortization deductions from 2011 to 2012 in a possible amount of R$93.1 million; (iii) a tax assessment notice relating to exchange variation and interest incurred as the tax authorities understand that certain corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of perpetual bonds in order to reduce the positive result of exchange variation, the amount of which is R$76.4 million with a possible risk of loss. These three notices of infraction are being questioned at the administrative level; (iv) Cosan Lubrificantes has received an assessment notice drawn up for the collection of IRPJ and CSLL for the 2011 and 2012 calculation periods, for the exclusion of Net Income for the period, referring to the amortization of goodwill on the acquisition of investments valued by shareholders’ equity, the amount of which R$178.4 million with a possible risk of loss. This goodwill is the responsibility of Cosan Lubrificantes and was contributed to Raízen Combustíveis, and the assessment was a reflection of the assessment related to the period from 2009 to 2011.

•	Comgás tax assessment notice. Comgás has received a tax assessment notice in an amount of R$284.4 million in relation to income tax withheld at source (IRRF) on capital gains. As a result of certain contractual arrangements, this contingency is the responsibility of the former controlling shareholder of Comgás.

Certain Tax Proceedings

We are parties to certain other tax proceedings, the principal of which are set forth below:

•	Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, in the amount of R$986.2 million as of December 31, 2016 relating to the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and social contribution calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and social contribution calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain, (c) no inclusion, in the income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the social contribution calculation basis, using PIS and COFINS credits, (e) improper exclusion from taxable income and social contribution calculation using deferred taxes. Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10,637/2002 and 10,833/2003, respectively. The above arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9,718/98. The Brazilian Supreme Court has already ruled on this issue, judging the broadening to be unconstitutional.

•	Malha Paulista has received a tax assessment notice relating to the non-taxation of PIS and COFINS on revenues from mutual traffic and rights of passage invoiced against Malha Norte, in the amount of R$85.1 million as of December 31, 2016. The chance of loss is considered possible as tax already has been collected by the concessionaire.

•	Malha Paulista had part of its IRPJ credit balance not accepted based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$68.4 million.

•	We are a party to certain legal proceedings related to INSS payment with a possible risk of loss, as follows: (a) proceedings regarding the legality and constitutionality of Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed, in an amount of R$362.9 million as of December 31, 2016; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity in the amount of R$39.3 million.

•	Tax assessments have been issued by the Brazilian tax authorities in 2011 and 2013 against Rumo concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on the disposal of equity interest in a Company of the same group, in an amount of R$92.5 million as of December 31, 2016.

•	Rumo has received an assessment relating to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits area of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$397.4 million as of December 31, 2016.

•	The tax authorities have partially rejected the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the NOLs offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$120.1 million as of December 31, 2016. The probability of loss is considered possible, since the NOLs existed and were available for such use.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$714.7 million as of December 31, 2016.

Criminal Environmental Claims

Cosan, its subsidiaries and jointly-controlled entities are parties to seven criminal environmental lawsuits and are investigated in thirty two environmental police inquiries, in process in the States of São Paulo, Pará, Mato Grosso, Mato Grosso do Sul, Paraná and Santa Catarina. The main crimes alleged would be noise pollution; contamination of soil and rivers; burning; deforestation of native forest; emission of pollutants into the atmosphere and irregular transport of dangerous products. Among these proceedings, one criminal lawsuit have been extinguished and are waiting certification of res judicata; one criminal lawsuit is suspended and three police inquiries are awaiting final filing.

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello

Mr. Rubens Ometto Silveira Mello, in his capacity as a representative of Usina da Barra S.A. – Açúcar e Álcool (predecessor of Raízen Energia), was named a defendant, together with Usina da Barra S.A. – Açúcar e Álcool, in a complaint filed on September 24, 2007 alleging the crimes of disobedience and pollution in connection with the burning of sugarcane by the company in contravention of a judicial decision in a public civil class action. On motion, Mr. Mello pleaded (1) the illegitimacy of his status as a defendant given that he did not participate in the alleged conduct and was not the owner or lessor nor did he exercise control over the area in which the alleged conduct took place, (2) the failure of the alleged conduct to constitute a crime, given that the notice regarding the prohibition against the burning of sugarcane was not given by a competent authority, and (3) that the right to the controlled burning of sugarcane in the region was re-established in the context of the public civil class action. The motion was granted in part in relation to the suspension of the criminal proceeding until the rendering of a final judgment in the public civil action. While the statute of limitations with respect to the crime of pollution was tolled, the statute of limitations with respect to the crime of disobedience has expired. Accordingly, the complaint with respect to the crime of pollution was remanded to the state authorities in order for the investigations to continue. As of the date of this annual report, this criminal proceeding remains suspended pending a final decision in the related public civil class action as to whether the crime of pollution was in fact committed. In the event the criminal proceeding is permitted to advance, Mr. Mello may be subject to criminal penalties, which may be substituted for community service and monetary fines. In the opinion of counsel responsible for Mr. Mello’s defense, compelling legal arguments exist that would support dismissal of the charges against Mr. Mello.

Mr. Rubens Mello and Mr. Guilherme Cerqueira

Mr. Cerqueira, an executive officer of Cosan Centro-Oeste Açúcar e Álcool Ltda., and Mr. Mello, while an executive officer of Cosan Centro-Oeste Açúcar e Álcool Ltda., were named as defendants, together with Cosan Centro-Oeste Açúcar e Álcool Ltda., in a complaint filed on July 20, 2011 alleging artificial price fixing of fuel and the formation of a cartel with the purpose of establishing regional market control. In their defense, Mr. Mello and Mr. Cerqueira maintain that their status as defendants in the proceeding is not proper given the lack of proof of their involvement in the alleged illicit acts. Mr. Mello and Mr. Cerqueira also maintain that the increase in the price of ethanol resulted solely from market forces (i.e., that the increase in the price of ethanol did not result from criminal conduct, but rather the lawful exercise of a recognized constitutional right). The proceeding is currently pending judgment of habeas corpus of receipt of the interstate summons. In the event the criminal proceeding is permitted to advance, Mr. Mello and Mr. Cerqueira may be subject to criminal penalties, including the inability to serve as a director of our Company, in the case of Mr. Mello, or as an officer of the Joint Venture in the case of Mr. Cerqueira. In the opinion of counsel responsible for Mr. Mello and Mr. Cerqueira’s defense, the likelihood of a decision favorable to Mr. Mello and Mr. Cerqueira is probable.

Mr. Rubens Ometto Silveira Mello, Mr. Marcos Marinho Lutz, Mr. Marcelo de Souza Scarcela Portela, Mr. Marcelo Eduardo Martins, Mr. Burkhard Otto Cordes, Mr. Dan Ioschpe, Mr. Pedro Isamu Mizutani and Mr. Vasco Augusto Pinto da Fonseca Dias Júnior

Mr. Rubens Ometto Silveira Mello, Mr. Marcos Marinho Lutz, Mr. Marcelo de Souza Scarcela Portela, Mr. Marcelo Eduardo Martins, Mr. Burkhard Otto Cordes, Mr. Dan Ioschpe, Mr. Pedro Isamu Mizutani and Mr. Vasco Augusto Pinto da Fonseca Dias Júnior, in their capacity as executive officers of Cosan, its subsidiaries and jointly-controlled entities, were named defendants, in one criminal complaint and were subjects of ten police inquiries, to determine whether the companies (and its executive officers) committed tax evasion in connection with the alleged failure by those companies to adequately pay state value added taxes (ICMS).

The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding and police inquiries. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. With regards to the police inquiries, ten inquiries are suspended pending a judicial determination in connection with the corresponding tax collection enforcement proceeding. The remaining inquiries are the subject of ongoing police investigations despite bank guarantees having been filed with the relevant court.

Mr. Marcelo Eduardo Martins is defendant in a criminal suit filed by the Public Prosecution, regarding the crime of tax evasion for the alleged failure to pay ICMS related the period which he was executive officer of Votorantim Cimentos N/NE S/A. A reply to the indictment has already been filed and the case is being analyzed. The related tax enforcement is duly guaranteed by means of a bank guarantee letter.

The charges could subject the defendants to criminal penalties and monetary fines. In the opinion of counsel responsible for the defense, it is not possible to estimate the likelihood that the police inquiries will be suspended or terminated. Nevertheless, the presentation of certain defenses, such as a lack of intent or the failure to prove that the public treasury was harmed, may result in the suspension or termination of these inquiries and/or any resulting criminal proceeding. In any event, the payment of the amount in controversy would, at any time, terminate any criminal liability.

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

Cosan S.A. Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporate Law. Under our by-laws, a minimum of 25% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporate Law and our bye-laws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

Calculation of Adjusted Net Income

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net income for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval.

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

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. The only exception would be for amounts related to 2014 tax statements. In this case, considering new tax legislation enacted in May 2014, if the amounts calculated using the accounting criteria in force in December 2007 (i.e. without IFRS effects) exceed a certain exemption limit, they would be taxed at a rate of 25%. Cosan did not surpass the exemption limit.

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

Dividend Payments

On May 20, 2014, the board of directors approved the distribution of the intermediary dividend received by Cosan Limited from Cosan S.A. on May 20, 2014. The dividends were paid to shareholders for the fiscal year ended December 31, 2013 totaling U.S.$42,037,712.92 corresponding to U.S.$0.155299860 per common share or the equivalent in Reais to holders of BDRs, without withholding income tax.

On October 30, 2014, the board of directors approved the distribution of the intermediary dividend received by Cosan Limited from Cosan S.A. on October 30, 2014. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling U.S.$38,345,901.31 corresponding to U.S.$0.144870503 per common share or the equivalent in Reais to holders of BDRs, without withholding income tax.

On May 26, 2015, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. and Cosan Logística on May 26, 2015. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling U.S.$29,648,408.93 corresponding to U.S.$ 0.11201145 per common share or the equivalent in Reais to holders of BDRs, without withholding income tax.

On May 13, 2016, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. The dividends were paid to shareholders for the fiscal year ended December 31, 2015 totaling U.S.$24,052,065.65 corresponding to U.S.$0.09086851 per common share or the equivalent in Reais to holders of BDRs, without withholding income tax.

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

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE
	High	Low
	(U.S.$ per common share)
Fiscal Year Ended March 31, 2012	15.11	9.08
Fiscal Year Ended March 31, 2013	21.31	11.29
Nine Months Ended December 31, 2013	20.95	13.20
Fiscal Year Ended December 31, 2014	14.65	6.17
Fiscal Year Ended December 31, 2015	8.06	2.75
Fiscal Year Ended December 31, 2016	9.29	2.60
Fiscal Quarter
First Fiscal Quarter 2014	13.72	10.45
Second Fiscal Quarter 2014	14.27	11.53
Third Fiscal Quarter 2014	14.66	10.76

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE
	High	Low
	(U.S.$ per common share)
Fourth Fiscal Quarter 2014	11.70	6.18
First Fiscal Quarter 2015	8.06	6.22
Second Fiscal Quarter 2015	7.70	6.01
Third Fiscal Quarter 2015	6.12	2.75
Fourth Fiscal Quarter 2015	4.07	2.90
First Fiscal Quarter 2016	4.92	2.60
Second Fiscal Quarter 2016	6.51	4.55
Third Fiscal Quarter 2016	7.46	6.22
Fourth Fiscal Quarter 2016	9.29	6.92
Month
October 2016	9.29	7.15
November 2016	8.90	6.98
December 2016	7.83	6.92
January 2017	8.68	7.51
February 2017	9.33	8.18
March 2017	8.49	7.94
April 2017 (through April 24, 2017)	9.03	7.86

Source:	Bloomberg

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT33	BM&FBOVESPA
	High	Low
	(Reais per BDR)
Fiscal Year Ended March 31, 2012	27.90	15.70
Fiscal Year Ended March 31, 2013	42.40	22.99
Nine-month Period Ended December 31, 2013	43.00	31.22
Fiscal Year Ended December 31, 2014	33.00	17.08
Fiscal Year Ended December 31, 2015	23.44	11.30
Fiscal Year Ended December 31, 2016	29.30	9.90
Fiscal Quarter
First Fiscal Quarter 2014	33.00	24.31
Second Fiscal Quarter 2014	28.20	17.08
Third Fiscal Quarter 2014	32.77	26.45
Fourth Fiscal Quarter 2014	28.20	17.08
First Fiscal Quarter 2015	22.33	17.45
Second Fiscal Quarter 2015	23.44	18.50
Third Fiscal Quarter 2015	18.77	11.30
Fourth Fiscal Quarter 2015	15.60	11.70
First Fiscal Quarter 2016	17.84	9.90
Second Fiscal Quarter 2016	21.66	16.74
Third Fiscal Quarter 2016	24.55	20.49
Fourth Fiscal Quarter 2016	29.30	23.30
Month
October 2016	29.30	23.30
November 2016	28.30	23.80
December 2016	26.50	24.26
January 2017	27.55	24.79
February 2017	28.99	25.83
March 2017	26.73	25.14
April 2017 (through April 24, 2017)	28.05	24.95

Source:	Bloomberg

On April 24, 2017, the reported closing sale price of our class A common shares on the New York Exchange and the BDRs representing our class A common shares on the BM&FBOVESPA were U.S.$7.97 and R$24.95 per class A common share and BDR representing our class A common shares, respectively.

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

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007. We are registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda.

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

Pursuant to and in accordance with the Notice to the Public dated June 1, 2005 issued by the Bermuda Monetary Authority, there is no limitation on the right of non-residents of Bermuda to hold our shares as long as we remain listed on the NYSE or another appointed stock exchange.

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

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by 66-2/3% of our board of directors based on the medical determination of two internationally recognized certified physicians that he is permanently mentally incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our bye-laws:

•	appointment of the chief executive officer of our company or any of its subsidiaries (including successors thereof);

•	changes to the core business strategy of our company or any of its subsidiaries;

•	change name or corporate purpose of our company or any of its subsidiaries;

•	amendments to any rights of the class B series 1 common shares;

•	any recapitalization, stock split, combination, reclassification or similar action affecting equity interests in our company or any of its subsidiaries;

•	redemption, capital reduction or other acquisition for value of any shares of equity interests in our company or any of its subsidiaries;

•	any transaction or series of transactions resulting in a spin-off, delisting, merger, amalgamation, reorganization or combination of or by our company or any of its subsidiaries with, or any acquisition of, another person involving an amount in excess of U.S.$250 million;

•	any sale, lease, assignment, transfer or other disposition of assets valued in the aggregate, in excess of U.S.$250 million;

•	any voluntary liquidation, reorganization, dissolution or winding-up of, or a voluntary filing for bankruptcy protection by our company or any of its subsidiaries;

•	the approval of the limit of the compensation of members of the board of directors or executive officers of our company or any of its subsidiaries;

•	the making of any investment in excess of U.S.$250 million other than investments in the ordinary course of business;

•	entering into any Joint Venture, partnership or any similar arrangement other than in the ordinary course of business;

•	any related-party transactions;

•	the incurrence of any liens on properties valued, in the aggregate, in excess of U.S.$250 million;

•	amendment of the provisions of any of the foregoing actions or events; and

•	agreeing to, or otherwise committing to take, any of the foregoing actions.

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

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company as of the date of deposit carries the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our bye-laws provide that the chairman of the board of directors may call an annual general meeting or a special general meeting. Special general meetings of the shareholders may also be convened by our board of directors.

Under our bye-laws, at least 10 clear days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to receive notice of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if notice is served pursuant to Bermuda law in the manner provided by the Companies Act 1981. The quorum required for a general meeting of shareholders is two or more persons present in person or by proxy and entitled to vote representing the holders of more than 45% of the aggregate voting power of the shares in the Company which by their terms carry the right to vote.

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

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited consolidated financial statements, which audited financial statements, must be presented at the annual general meeting unless waived in accordance with the provisions of the Companies Act 1981. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year in accordance with the procedure set out in the Companies Act 1981). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits both individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

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

Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty, which cannot be indemnified in accordance with the Companies Act 1981.

Amalgamations, Mergers and Other Business Combinations

Under Bermuda law, the amalgamation, merger or other business combination of a Bermuda company with another company (other than certain affiliated companies), unless the bye-laws otherwise provide requires the amalgamation or other business combination to be approved by a majority of the Bermuda company’s board of directors and by a majority of 75% of those voting at the general meeting of the Bermuda company. The quorum for the shareholder approval is two persons holding or representing at least one-third of the issued shares of the Company.

Our bye-laws provide that an amalgamation (but not a merger) or other business combination (as defined in our bye-laws) (other than with a wholly-owned subsidiary) that has been approved by our board of directors must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum must be two persons representing the holders of more than 45% of the aggregate voting power of the paid-up and outstanding shares carrying the right to vote. Any amalgamation or other business combination (as defined in our bye-laws) not approved by our board of directors must be approved by resolution passed by 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Specified Transactions Involving Interested Shareholders

Specified transactions include the following:

•	any merger, consolidation or amalgamation of the Company with an interested shareholder;

•	any disposition or security arrangement with or for the benefit of any interested shareholder involving any of our assets, securities or commitments or those of any subsidiary or any interested shareholder that has an aggregate fair market value and/or involves aggregate commitments of U.S.$250 million or more or constitutes more than 10% of the book value of the total assets or 10% of the shareholders’ equity of the entity in question;

•	the adoption of any plan for our liquidation or dissolution or for the discontinuation into another jurisdiction, unless proposed or adopted independently of any interested shareholder; or

•	any reclassification of our shares or other securities, or recapitalization, or any merger, consolidation or amalgamation with any of our subsidiaries or any other transaction that has the effect of increasing the proportionate share of any class of shares beneficially owned by an interested shareholder.

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

Our bye-laws provide that no bye-law will be rescinded, altered or amended, unless it has been approved by a resolution of our board of directors and by a resolution of the shareholders. In the case of rescission, alteration or amendment to the bye-laws relating to interpretation, rights of shares, modification of rights, indemnity of directors and officers, amalgamations and other business combinations, specified transactions involving interested shareholders, our discontinuation into another jurisdiction, tag-along rights and amendment or alterations of bye-laws, the required resolutions must include the affirmative vote of at least 66 2/3% of our directors then in office and holders of at least 66 2/3% of class A common shares and at least a majority of class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class. In the case of rescission, alteration or amendment to the bye-laws relating to the transmission of shares upon the death of a holder of class B series 1 shares, election of directors, the removal of directors, the increase of share capital and the alteration of share capital, the requisite affirmative votes are a majority of the directors then in office and holders of a majority of each of class A common shares and class B common shares then in issue entitling the holder to attend and vote on the resolution, with each class voting separately as a class.

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

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for such shareholder’s shares may apply to the Bermuda court to appraise the fair value of those shares within one month of the giving of the notice of the shareholders’ meeting called to approve the amalgamation or merger.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2016. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (and under recent Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of our common shares.

Bermuda Tax Considerations

The Company has received an assurance from the Ministry of Finance granting an exemption, until March 31, 2035, from the imposition of tax under any applicable Bermuda law computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, provided that such exemption shall not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to the Company.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661—2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our class A common shares are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

We have entered into an agreement with financial institutions that allows certain of our suppliers to anticipate payment of their receivables against us. Such operations are also known in the market as confirming or forfeiting. As of December 31, 2016, the consolidated balance anticipated by our suppliers with financial institutions was R$203,303 thousand. All these operations were with Banco Itaú at an average interest rate of 15.96%. The average term of these operations, which are recorded at their present values at the interest rate previously mentioned, is three months.

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

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2016. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk—Commodities Derivatives Opened as at December 31, 2016

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional	Notional	Fair value
					(unit)	(R$ thousand)
Future	Sold	NYSE LIFFE	Sugar#5	Sep-2017	54,800 t	71,337	(5,108)
Future	Sold	ICE	Sugar#11	Dec-2018	3,430,077 t	4,610,398	(94,983)
Future	Sold	ICE	Sugar#11	Sep-2017	734,755 t	51,627	(33,430)
Future	Sold	OTC	Sugar#11	Feb-2018	—	—	5,496

Sub-total of sugar future sold					4,219,632 t	4,733,362	(128,025)

Future	Purchased	NYSE LIFFE	Sugar#5	Sep-2017	(26,400) t	(45,849)	(2)
Future	Purchased	ICE	Sugar#11	Dec-2018	(1,600,785) t	(2,400,819)	(163,752)
Future	Purchased	ICE	Sugar#11	Sep-2017	(734,755) t	(54,257)	61,346

Sub-total of sugar future purchased					(2,361,940) t	(2,500,925)	(102,408)

Sub-total of sugar					1,857,692 t	2,232,437	(230,433)

Future	Sold	BM&FBovespa	Ethanol	Aug-2017	57,900 m³	104,403	637
Future	Sold	CHGOETHNL	Ethanol	Sep-2017	102,228 m³	497	(7,687)
Future	Sold	NYMEX	Ethanol	Sep-2017	77,188 m³	103,420	(9,917)

Sub-total of ethanol future sold					237,316 m³	208,320	(16,967)

Future	Purchased	BM&FBovespa	Ethanol	Mar-2017	(69,390) m³	(132,210)	(359)
Future	Purchased	CHGOETHNL	Ethanol	Aug-2017	(179,404) m³	(882)	31,115
Future	Purchased	NYMEX	Ethanol	Sep-2017	(74,188) m³	(105,272)	6,170

Sub-total of ethanol future purchased					(322,982) m³	(238,364)	36,926

Physical fixed	Sold	CHGOETHNL	Ethanol	Oct-2017	425,451 m³	354,612	(2,691)
Physical fixed	Purchased	CHGOETHNL	Ethanol	Mar-2017	(381,511) m³	(412,095)	2,837

Sub-total of physical fixed					43,940 m³	(57,483)	146

Sub-total of ethanol					(41,726) m³	(87,527)	20,105

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

As of December 31, 2016, 9.6%, or R$1,764.8 million (11.7%, or R$2,198.5 million as of December 31, 2015) of our consolidated total debt outstanding was fixed rate debt.

The majority of Cosan’s debt, except the jointly-controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or Real-denominated debts indexed to the CDI or TJLP. However, we have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our Real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2016, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$194.3 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2016.

Foreign Currency Exchange Rate Risk

The foreign exchange variations to which we are exposed are mainly related to our outstanding perpetual notes in an aggregate amount of U.S.$500 million. We use derivatives to hedge the cash flows for payment of part of the interest on this debt against a possible appreciation of U.S. dollar against the Real. In addition, basic oil imports for the lubricants business are also exposed to foreign exchange variations, hedged by derivatives on a case-by-case basis.

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is U.S. dollar denominated. Most of Raízen Energia’s costs are denominated in Reais and therefore, when the Real appreciates against dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars exposing it to the risk of variations in the Real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

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

At December 31, 2016, our foreign exchange exposure, net was R$495.0 million (R$311.9 million in the fiscal year ended December 31, 2015) which were represented by forward, future, swap and put option contracts as disclosed in note 35 of our consolidated financial statements.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the Real against the U.S. dollar would increase our export sales by R$407.1 million per year, based on the level of our total export sales for the fiscal year ended December 31, 2016, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

U.S. dollar financial instruments outstanding at December 31, 2016:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
	(in thousands of Reais)
Denominated debt	6,323,330	6,323,330	632,333
Denominated receivables	(11,940)	(11,940)	(1,194)
Foreign exchange exposure, net	495,036	495,036	49,503

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

As of December 31, 2016, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013. Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2016.

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

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2016, has been audited by KPMG Auditores Independentes (“KPMG”), an independent registered public accounting firm, whose attestation report on such matter appears on page F-4 of our audited financial statements.

(d)	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. José Alexandre Scheinkman (chairman), Mailson Ferreira da Nóbrega, and Richard Steere Aldrich Junior.

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

Item 16C.	Principal Accountant Fees and Services

The following table describes the total amount billed to us by KPMG for services performed during the fiscal years ended December 31, 2016 and 2015:

	At December 31, 2016	At December 31, 2015
	(in thousands of Reais)
Audit fees	4,857.0	3,903.3
Audit related fees	1,304.0	1,532.4
All other fees	31.0	1,191.2

Total consolidated audit fees	6,192.0	6,626.9

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19.	Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

1.2	Bye-Laws (incorporated by reference to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

2.1	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).

2.2	Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent.

4.1	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.2	Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).

4.3	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).

4.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).

4.5	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011(incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).

4.6	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).

4.7	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011(incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).

4.9	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.10	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).

4.11	Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3	Financial Statements for the fiscal years ended March 31, 2016, 2015 and 2014 of Raízen Energia and Raízen Combustíveis .**

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Since the fiscal year of these companies differ to those of Cosan Limited, the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN LIMITED
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Date: April 26, 2017

Cosan Limited

Consolidated financial statements as

December 31, 2016 and report of independent

registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2016

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2016, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

/s/ Marcos Marinho Lutz	/s/ Marcelo Eduardo Martins
Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial Officer

Report of independent registered public accounting firm

The Board of Directors and Shareholders

Cosan Limited:

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2016. We also have audited Cosan Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cosan Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cosan Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/    KPMG Auditores Independentes

São Paulo, SP, Brazil

February 23, 2017

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Cosan Limited

In our opinion, the accompanying consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Cosan Limited and its subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Campinas, Brazil,

March 18, 2015, except for the effects of the change in the manner in which the joint venture investee accounts for biological assets as discussed in Note 5(i), the effects of discontinued operations discussed in Note 5(ii), and the effects of the correction of immaterial error discussed in Note 5(iii) to the consolidated financial statements, as to which the date is February 23, 2017.

/s/PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2016	December 31, 2015 (Restated)[1]
Assets
Cash and cash equivalents	8	4,499,588	3,505,824
Restricted cash		—	57,290
Marketable securities	9	1,291,580	605,490
Trade receivables	10	1,130,624	904,245
Derivative financial instruments	35	20,654	138,105
Inventories	11	630,752	656,901
Receivables from related parties	13	58,517	75,229
Income tax receivable		364,980	135,050
Other current tax receivable	12	178,856	311,892
Dividends receivable		144,160	12,064
Non-current assets held for sale	17	39,907	149,938
Other financial assets		—	144,208
Other current assets		409,391	138,995

Total current assets		8,769,009	6,835,231
Trade receivables	10	54,806	60,733
Restricted cash		200,999	200,893
Deferred tax assets	26	1,490,002	1,698,611
Receivables from related parties	13	183,740	221,345
Income tax receivable		121,376	274,597
Other non-current tax receivable	12	739,849	667,446
Judicial deposits	27	714,684	680,224
Derivative financial instruments	35	730,426	2,292,191
Other non-current assets		835,730	1,185,787
Investments in associates	14	286,947	184,376
Investments in joint ventures	15	8,506,395	8,237,190
Investment property	17	—	2,595,035
Property, plant and equipment	18	10,726,448	9,805,887
Intangible assets and goodwill	19	17,109,439	17,309,689

Total non-current assets		41,700,841	45,414,004

Total assets		50,469,850	52,249,235

[1]	For details on restatement see Note 5 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2016	December 31, 2015 (Restated)[1]
Liabilities
Loans, borrowings and debentures	20	2,404,009	2,775,510
Leases	21	472,632	539,615
Real estate credit certificates		105,422	88,089
Derivative financial instruments	35	40,526	812
Trade payables	24	2,032,542	1,963,981
Employee benefits payable		238,159	256,279
Income tax payables		83,113	59,620
Other taxes payable	25	261,169	153,540
Concessions payables	22	27,662	20,205
Dividends payable		93,500	39,934
Payables to related parties	13	237,081	204,080
Deferred revenue		14,167	110,517
Other financial liabilities		203,303	236,698
Other current liabilities		415,782	473,753

Total current liabilities		6,629,067	6,922,633

Loans, borrowings and debentures	20	15,934,488	16,053,693
Leases	21	924,911	1,202,086
Real estate credit certificates		90,323	196,917
Preferred shareholders payable in subsidiaries	28	1,769,427	2,042,878
Derivative financial instruments	35	255,318	741,686
Trade payables	24	568	1,031
Other taxes payable	25	153,776	204,813
Provision for legal proceedings	27	1,268,564	1,193,931
Concessions payables	22	2,580,144	2,204,039
Post-employment benefits	36	441,480	344,447
Deferred tax liabilities	26	3,550,565	4,133,067
Deferred revenue		62,207	95,730
Other non-current liabilities		799,263	723,034

Total non-current liabilities		27,831,034	29,137,352

Total liabilities		34,460,101	36,059,985

Shareholders’ equity	29
Share capital		5,328	5,328
Additional paid-in capital		4,051,591	4,006,562
Accumulated other comprehensive loss		(480,454)	(478,207)
Retained earnings		2,695,998	2,380,035

Equity attributable to:
Owners of the Company		6,272,463	5,913,718
Non-controlling interests	14	9,737,286	10,275,532

Total shareholders’ equity		16,009,749	16,189,250

Total shareholders’ equity and liabilities		50,469,850	52,249,235

[1]	For details on restatement see Note 5 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)[1]
Net sales	31	12,518,139	12,355,536	8,904,743
Cost of sales	32	(8,317,490)	(8,645,653)	(6,353,076)

Gross profit		4,200,649	3,709,883	2,551,667

Selling expenses	32	(1,037,542)	(900,728)	(881,543)
General and administrative expenses	32	(1,000,734)	(911,666)	(632,088)
Other (expense) income , net	33	(116,302)	252,318	(152,833)

Operating expenses		(2,154,578)	(1,560,076)	(1,666,464)

Income before equity in earnings of investees and financial results		2,046,071	2,149,807	885,203

Equity in earnings of associates	14	(4,440)	7,978	3,540
Equity in earnings of joint ventures	15	1,570,132	695,165	576,499

Equity in earnings of investees		1,565,692	703,143	580,039
Finance expense		(3,673,356)	(2,637,317)	(1,067,359)
Finance income		1,102,918	576,614	209,684
Foreign exchange gain (losses), net		997,109	(746,058)	(300,467)
Derivatives		(1,482,447)	622,295	161,363

Financial results	34	(3,055,776)	(2,184,466)	(996,779)
Profit before taxes		555,987	668,484	468,463

Income tax (expenses) benefits	26
Current		(228,634)	(167,665)	(143,305)
Deferred		166,932	198,075	119,709

		(61,702)	30,410	(23,596)

Profit from continuing operations		494,285	698,894	444,867
(Loss) profit from discontinued operation, net of tax	16	(35,262)	100,867	180,626

Profit for the year		459,023	799,761	625,493

[1]	For details on restatement see Note 5 to the consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial (loss) gain on defined benefit plan			(87,037)		(28,897)		46,988
Taxes on items that will never be reclassified to profit or loss			29,988		9,825		(15,976)

			(57,049)		(19,072)		31,012
Items that are or may be reclassified to profit or loss:
Foreign currency translation effect			146,092		(169,904)		(75,408)
Gain (loss) on cash flow hedge in joint ventures and subsidiary			45,778		(224,874)		(53,958)
Financial instruments - common transactions			6,000		—		—
Changes in fair value of available for sale securities			(70)		—		—
Taxes on items that may be reclassified to profit or loss			—		(4,563)		(3,097)

			197,800		(399,341)		(132,463)
Total other comprehensive income (loss), net of tax			140,751		(418,413)		(101,451)

Total comprehensive income – Continued operation			599,774		381,348		524,042
Comprehensive income – Discontinued operation			(124,629)		12,447		9,110
Total comprehensive income			475,145		393,795		533,152

Total net income attributable to:
Owners of the Parent			277,804		405,718		160,388
Non-controlling interests			181,219		394,043		465,105

			459,023		799,761		625,493
Total comprehensive income attributable to:
Owners of the Company			275,557		93,129		79,657
Non-controlling interests			199,588		300,666		453,495

			475,145		393,795		533,152
Basic earnings (loss) per share from:	30
Continuing operations		R$	1.2283	R$	1.4409	R$	0.4597
Discontinuing operations		R$	(0.1788)	R$	0.0919	R$	0.1463

		R$	1.0495	R$	1.5328	R$	0.6060
Diluted earnings (loss) per share from:	30
Continuing operations		R$	1.1577	R$	1.3805	R$	0.3962
Discontinuing operations		R$	(0.1780)	R$	0.0919	R$	0.1463

		R$	0.9797	R$	1.4724	R$	0.5425

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

New standards, adopted and correction of error (Note 5)	—	—	—	(38,557)	(38,557)	(23,378)	(61,935)

At January 1, 2014 (Restated)	5,328	3,828,858	(84,887)	2,098,418	5,847,717	7,410,112	13,257,829

Net profit for the year (Restated)	—	—	—	160,388	160,388	465,105	625,493
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(33,687)	—	(33,687)	(20,271)	(53,958)
Foreign currency translation effects	—	—	(66,653)	—	(66,653)	(8,755)	(75,408)
Actuarial gain on defined benefit plan	—	—	18,285	—	18,285	12,727	31,012
Change in fair value of available for sale securities	—	—	1,324	—	1,324	4,689	6,013

Total comprehensive income for the year	—	—	(80,731)	160,388	79,657	453,495	533,152

Contributions by and distributions to owners of the Company:
Share options exercised - Subsidiaries	—	28,436	—	—	28,436	17,111	45,547
Dividends - non-controlling interests	—	3,411	—	—	3,411	857	4,268
Dividends	—	—	—	(190,242)	(190,242)	(255,293)	(445,535)
Share-based compensation - Subsidiaries	—	8,073	—	—	8,073	4,851	12,924

Total contributions by and distributions to owners of the Company	—	39,920	—	(190,242)	(150,322)	(232,474)	(382,796)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	18,331	—	—	18,331	(16,130)	2,201

Transactions with owners of the Company	—	18,331	—	—	18,331	(16,130)	2,201

At December 31, 2014 (Restated)	5,328	3,887,109	(165,618)	2,068,564	5,795,383	7,615,003	13,410,386

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2015 (Restated)	5,328	3,887,109	(165,618)	2,068,564	5,795,383	7,615,003	13,410,386

Net profit for the year (Restated)	—	—	—	405,718	405,718	394,043	799,761
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(140,777)	—	140,777)	(84,428)	(225,205)
Foreign currency translation effects	—	—	(160,956)	—	(160,956)	(8,948)	(169,904)
Actuarial loss on defined benefit plan	—	—	(12,192)	—	(12,192)	(6,880)	(19,072)
Change in fair value of available for sale securities	—	—	1,336	—	1,336	6,879	8,215

Total comprehensive income for the year	—	—	(312,589)	405,718	93,129	300,666	393,795

Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(3,847)	—	—	(3,847)	3,847	—
Dividends	—	—	—	(94,247)	(94,247)	(437,255)	(531,502)
Share-based compensation - Subsidiaries	—	7,628	—	—	7,628	5,033	12,661

Total contributions by and distributions to owners of the Company	—	3,781	—	(94,247)	(90,466)	(428,375)	(518,841)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	636	—	—	636	(10,838)	(10,202)
Business combination ALL	—	118,937	—	—	118,937	2,820,416	2,939,353
Share buy-back cost - Rumo	—	(3,901)	—	—	(3,901)	(21,340)	(25,241)

Transactions with owners of the Company	—	115,672	—	—	115,672	2,788,238	2,903,910

At December 31, 2015 (Restated)	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2016 (Restated)	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the year	—	—	—	277,804	277,804	181,219	459,023
Other comprehensive income:
Gain on cash flow hedge in joint ventures and subsidiary	—	—	28,746	—	28,746	17,032	45,778
Foreign currency translation effects	—	—	112,770	—	112,770	33,322	146,092
Actuarial loss on defined benefit plan	—	—	(22,839)	—	(22,839)	(34,210)	(57,049)
Financial instruments - common Transactions	—	—	3,751	—	3,751	2,249	6,000
Investment property	—	—	(118,832)	118,832	—	—	—
Fair value of financial assets	—	—	(5,797)	5,797	—	—	—
Change in fair value of available for sale securities	—	—	(46)	—	(46)	(24)	(70)

Total comprehensive income for the year	—	—	(2,247)	402,433	400,186	199,588	599,774

Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(8,106)	—	—	(8,106)	8,106	—
Share options exercised - Subsidiaries	—	23,684	—	—	23,684	13,643	37,327
Dividends	—	—	—	(86,470)	(86,470)	(888,935)	(975,405)
Write-off of investment	—	—	—	—	—	(1,622,005)	(1,622,005)
Share-based compensation – Subsidiaries	—	6,949	—	—	6,949	4,672	11,621

Total contributions by and distributions to owners of the Company	—	22,527	—	(86,470)	(63,943)	(2,484,519)	(2,548,462)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	22,502	—	—	22,502	1,746,685	1,769,187

At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)[1]
Cash flows from operating activities
Profit before taxes		555,987	668,484	468,463
Adjustments for:
Depreciation and amortization		1,735,332	1,178,124	678,131
Lease and concession		193,637	124,376	—
Equity in earnings of associates	14	4,440	(7,978)	(3,540)
Equity in earnings of joint ventures	15	(1,570,132)	(695,165)	(576,499)
Losses on disposals of assets		24,006	22,424	9,958
Option shares expense		11,621	12,661	12,924
Provision for legal proceedings		97,435	58,956	51,342
Indexation charges, interest and exchange, net		3,188,277	2,405,117	1,094,875
Gain on compensation claims		—	(297,203)	—
Other		(131,013)	126,731	35,024

		4,109,590	3,596,527	1,770,678
Changes in:
Trade receivables		40,668	64,600	(248,261)
Inventories		6,690	(200,034)	(40,321)
Recoverable taxes		247,628	(154,271)	48,750
Related parties		13,066	85,265	(118,425)
Trade payables		(133,325)	284,996	241,993
Other financial liabilities		(55,000)	63,152	—
Employee benefits		(127,487)	(68,938)	(49,701)
Provision for legal proceedings		(56,145)	(36,394)	(50,136)
Judicial deposits		(29,614)	(14,683)	(3,723)
Post-employment benefits		(30,262)	(29,312)	(14,002)
Income tax and other tax		(143,659)	(59,397)	(446,139)
Discontinued operation	16	70,087	22,844	71,181
Concessions payable		(107,729)	(68,212)	—
Other assets and liabilities, net		(169,120)	(135,581)	(44,744)

		(474,202)	(245,965)	(653,528)

Net cash generated by operating activities		3,635,388	3,350,562	1,117,150

Cash flows from investing activities
Capital contribution in associates		(22,802)	(54,640)	(26,305)
Non-controlling interest acquisition		(54,122)	—	—
Marketable securities		(626,279)	208,775	—
Restricted cash		59,162	(26,565)	—
Dividends received from associates		12,229	6,303	25,637
Dividends received from joint ventures		1,230,367	671,351	705,072
Net cash acquired in business combination		—	103,044	—
Discontinued operation	16	(13,934)	(27,839)	(20,517)
Put option exercised paid		(186,052)	—	—
Acquisition of property, plant and equipment, intangible assets and investments		(2,190,505)	(2,010,271)	(1,062,265)
Cash received from sale of discontinued operations		1,053,768	118,362	68,633
Related parties		11,338	—	—
Cash received on sale of fixed assets,and intangible assets		(189)	8,412	1,196

Net cash used in investing activities		(727,019)	(1,003,068)	(308,549)

[1]	For details on restatement see Note 19 Discontinued operation

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised		7,527,792	5,201,072	1,720,385
Payment of principal on loans, borrowings and debentures		(7,203,109)	(3,901,237)	(2,905,983)
Payment of interest on loans, borrowings and debentures		(1,449,181)	(1,195,814)	(725,309)
Payment of principal on financing leases		(413,267)	(289,606)	—
Payment of interest on financing leases		(330,452)	(166,760)	—
Non-controlling interest capital increase		1,979,174	—	—
Related parties		—	(3,806)	(978)
Non-controlling interest subscription		28,764	—	—
Real estate credit certificates		(128,932)	(99,381)	—
Derivative financial instruments		(373,608)	581,753	(84,951)
Discontinued operation	16	(53,272)	—	(58,060)
Dividends paid		(1,440,544)	(656,669)	(595,941)
Treasury shares		—	(12,186)	—
Proceeds from exercise of share options		—	—	1,946,736
Share options exercised - Subsidiaries		37,327	—	45,547

Net cash used in financing activities		(1,819,308)	(542,634)	(658,554)

Increase in cash and cash equivalents		1,089,061	1,804,860	150,047

Cash and cash equivalents at beginning of year		3,505,824	1,649,340	1,509,565

Effect of exchange rate fluctuations on cash held		(95,297)	51,624	(10,272)

Cash and cash equivalents at end of year		4,499,588	3,505,824	1,649,340

Supplemental cash flow information
Income taxes paid		83,376	102,326	147,066

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.29% and 72.42% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“Moove”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (iv) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On September 30, 2016 the Company disclosed a material fact stating that it has signed a Share Purchase Agreement with Mansilla Participações Ltda. (Vehicle TIAA - Teachers Insurance and Annuity Association of America), also a shareholder of the company Radar and Radar II. In the material fact, the Company sold part of its shares of Radar e Radar II for the amount of R$ 1,053,768 received on November 04, 2016. see note 16.

On December 31, 2016, Cosan Logística had a negative consolidated working capital of R$1,087,486 and loss for the period of R$733,329. Nevertheless, it presented a net cash generation from operations of R$1,449,637 and made investments in the modernization of its fleet and improving the railway network in the amount of R$1,699,226, in line with its business plan.

The subsidiary Cosan SA and Shell International Petroleum Company Limited (“Shell”) finalized the discussions regarding the cancellation and replacement of options to buy and sell shares issued by Raízen Energia SA and Raízen Combustíveis SA, whose exercise was dated to 2021 and 2026, and concluded an addendum to the relevant contracts in force.

The changes agreed between Cosan S.A and Shell aim to strengthen the partnership in Raízen in the long term. The Parties also agreed to renew the “lock-up” period for a further 5 years, as of the date hereof. At the end of this period, the Parties may sell shares issued by Raízen, taking into account the rules regarding the exercise of the applicable preemptive right.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2	Basis of preparation

2.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2017.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Notes 18 and 19 – Property, plant and equipment and intangible assets

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives and property, plant and equipment. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in Note 19.

The subsidiary COMGÁS has an agreement for the public concession of gas distribution service which the Conceding Authority controls what services must be rendered and what prices will be applied, as well as included significant interest in the infrastructure at the end of the concession. This concession agreement represents the right to charge from customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as intangible assets.

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

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions, as disclosed in Note 19.

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

•	Note 21 – Operating lease commitments

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

•	Note 26 – Income taxes and social contribution

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 35 – Fair value of derivatives and other financial instruments

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

•	Note 36 – Post-employment benefit

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

•	Note 37 - Share-based payment

The Company measures employees’ share based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 37.

•	Note 27 - Provisions for legal proceedings

Provisions for legal proceedings are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

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

Provisions for legal proceedings resulting from business combinations are estimated at fair value.

•	Note 15 - Investment in joint ventures

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments are measured at fair value;

•	derivative financial instruments at fair value through profit or loss;

•	loans measured at fair value through profit or loss;

•	available-for-sale financial assets are measured at fair value;

•	contingent consideration assumed in a business combination;

•	employee’s defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 36).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated financial statements.

3.1	Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	December 31, 2016	December 31, 2015
Directly owned subsidiaries
Cosan Logística S.A.	72.42%	63.27%
Cosan S.A. Indústria e Comércio	62.29%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A. (i)	—	65.00%
Bioinvestments Negócios e Participações S.A. (i)	—	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo – COMGÁS (ii)	62.66%	61.33%
Cosan Biomassa S.A. (iii)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Nova Agrícola Ponte Alta S.A.(i)	—	29.50%
Nova Amaralina S.A. Propriedades Agrícolas.(i)	—	29.50%
Nova Santa Barbara Agrícola S.A.(i)	—	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A. (i)	—	65.00%
Radar II Propriedades Agrícolas S.A. (i)	—	65.00%
Radar Propriedades Agrícolas S.A. (i)	—	29.50%
Terras da Ponte Alta S.A. (i)	—	29.50%
Vale da Ponte Alta S.A. (i)	—	65.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
Interest of Cosan
Logística S.A. in its subsidiaries
Rumo Logística Operadora Multimodal S.A. (iv)	—	26.26%
Rumo S.A. (v)	28.37%	26.26%
Logispot Armazéns Gerais S.A.	14.47%	13.39%
Elevações Portuárias S.A. (vi)	28.37%	—
Rumo Luxembourg Sarl (vii)	28.37%	—
ALL Intermodal S.A.	28.37%	26.26%
ALL Malha Oeste S.A.	28.37%	26.26%
ALL Malha Paulista S.A.	28.37%	26.26%
ALL Malha Sul S.A.	28.37%	26.26%
ALL Malha Norte S.A.	28.22%	26.06%
ALL Participações S.A. (viii)	—	26.26%
ALL Armazéns Gerais Ltda.	28.37%	26.26%
Portofer Ltda.	28.37%	26.26%
Boswells S.A.	28.37%	26.26%
Brado Holding S.A.	28.37%	26.26%
Brado Logística e Participações S.A.	17.65%	16.34%
Brado Logística S.A.	17.65%	16.34%
ALL Serviços Ltda.	28.37%	26.26%
ALL Equipamentos Ltda. (viii)	—	26.26%
ALL Argentina S.A.	25.81%	23.89%
ALL Mesopotâmica S.A.	20.02%	18.53%
ALL Central S.A.	20.87%	19.31%
Paranaguá S.A.	28.32%	26.22%
ALL Rail Management Ltda.	14.19%	13.13%
PGT S.A.	28.37%	26.26%

(i)	On October 31, 2016, the Company sold the control of Radar to Mansilla Participações Ltda. (Vehicle of TIAA - Teachers Insurance and Annuity Association of America), according to note 15. Thus, Mansilla now holds 100% of the preferred shares, reducing Cosan’s economic participation to 3%, without any impact on significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, in accordance with IAS 28, although it does not consolidate due to the shareholders agreement that inhibits its decision-making.
(ii)	On December 31, 2016, the Company increased its share, in Comgás, to 62.66% due to purchase of 1,327,800 common shares held by non-controlling shareholders and the sales of 143.500 preference shares.
(iii)	The Company recorded, in the line with the non-controlling shareholder’s obligations, the Put Option, according to the shareholder agreement, for the repurchase of shares of non-controlling shareholders.
(iv)	Incorporated in December 31, 2016 by Rumo S.A
(v)	Previously called ALL - América Latina Logística S.A., currently the Company’s indirect subsidiary.
(vi)	Company constituted on February 18, 2016, indirect subsidiary of the Company, which received the contribution of the lifting operation on December 31, 2016.
(vii)	Offshore constituted on October 25, 2016, indirect subsidiary of the Company.
(viii)	Companies merged on March 1, 2016 by the indirect subsidiary ALL Intermodal S.A.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Business combinations

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

(b)	Non-controlling interests

For each business combination, the Company elects to measure any non-controlling interests in the acquire either:

•	at fair value; or

•	at their proportionate share of the acquirer’s identifiable net assets, which are generally at fair value.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

(c)	Subsidiaries

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

(d)	Investments in associates (equity method investees)

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 15).

(f)	Transactions eliminated on consolidation

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

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

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

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

(a)	assets and liabilities have been translated using the exchange rate at the balance sheet date;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

(c)	shareholders’ equity has been translated using the historical exchange rate.

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

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 3.2591 at December 31, 2016, R$ 3.9048 at December 31, 2015, and R$ 2.6562 at December 31, 2014.

3.3	Financial instruments

(i)	Non-derivative financial assets

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

•	Financial assets at fair value through profit or loss

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, restricted cash, trade and other receivables.

•	Restricted cash

Restricted cash comprises investments that are linked to the Company’s loan and escrow for security agreement.

•	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

•	Available-for-sale financial assets

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

(ii)	Non-derivative financial liabilities

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

Financial liabilities comprise loans and borrowings, debt securities issued, bank overdrafts, and trade and other payables.

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	Share capital

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

(iv)	Derivative financial instruments, including hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if:

(a)	The economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(b)	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	The combined instrument is not measured at fair value through profit or loss.

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

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Cash flow hedges

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

•	Fair value hedge

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

•	Embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

•	Other derivative financial instruments

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

3.5	Property, plant and equipment

(a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of constructed assets includes:

(a)	the cost of materials and direct labor;

(b)	any other costs directly attributable to bringing the assets to a working condition for their intended use;

(c)	an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, when the Company has an obligation to remove the asset or restore the site; and

(d)	capitalized borrowing costs.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.33% to 8%
Permanent railways	4%
Furniture and fixtures	10% to 25%
Computer equipment	19% to 20%

Costs of normal periodic maintenance are recorded as expenses when incurred when the components will not improve the production capacity or introduce improvements to the equipment.

Depreciation methods, useful lives and residual values are revised at each reporting date and adjusted if appropriate.

3.6	Intangible assets and goodwill

(a)	Goodwill

Goodwill is measured at cost less accumulated impairment losses. With respect to equity method investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity method investee as a whole.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

(c)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

(d)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Contracts with customers

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

(f)	Intangible assets related to the concession rights agreement

The Company has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset

The intangible asset comprises: (i) the concession right recognized upon the business combination of COMGÁS, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

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

Once the concession is terminated, the Company has the right to request the reversion to the Granting Authority of the assets and facilities linked to the gas distribution service. Currently, the amounts related to indemnification are not pre-established or determinable, that’s why the Company did not apply the bifurcated model for the accounting of the financial asset.

Concession rights generated in the business combination of ALL was fully allocated to the ALL Malha Norte concession and amortized on a straight-line basis.

3.7	Impairment

(i)	Non-derivative financial assets

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

(a)	Financial assets measured at amortized cost

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

(b)	Available-for-sale financial assets

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Non-financial assets

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

3.8	Provisions

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

3.9	Employee benefits

•	Short-term employee benefits

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Share-based payment transactions

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

•	Defined contribution plans

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

•	Defined benefit plans

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

Some of the Company’s pension plan, even though it is substantially defined contribution, has a variable component, whose risk is linked to the payment of minimum benefit and to the increase of the future contributions of the sponsors in the benefits in the event of Death Tax of the active taxpayer as well As in Disability Retirement, limited to three salaries. Any actuarial liability calculated, is recorded by the Company.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Other long-term employee benefit

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

3.10	Revenue

(a)	Sales of goods

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

(b)	Services rendered

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

The Company revenue recognizes revenue as follows:

•	Billed revenue

Revenue from gas distribution services is recognized when its amount can be reliably measured, and is recognized in profit or loss when the volumes are delivered to customers.

•	Unbilled revenue

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Concession construction revenue

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

(c)	Deferred revenue

The Company´s deferred revenue consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

3.11	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The indirect subsidiary ALL Malha Norte has a fiscal incentive whose benefit includes a reduction of 75% on income tax based on operation profit beginning in 2008 until 2024.

3.12	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

a)	Leased assets

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

3.13	Finance income and finance expense

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

3.14	Taxes

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

3.15	Cash flow – non-cash transaction

During the year ended December 31, 2016, the Company made the following transactions not involving cash and therefore not reflected in the consolidated statement of cash flows:

(i)	Rental of locomotives, wagons and other assets through operation accounted characterized as capital leases in the amount of R$264,026.

(ii)	Capital increase in the amount of R$ 100,000 in “Moove”, wholly owned subsidiary, on December 26, 2016, according to the Extraordinary Shareholders’ Meeting. The amount of R$ 14,153 did not involve cash.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2016 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

Disclosure Initiative (Amendments to IAS 7)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.

The amendments are effective for annual periods beginning on or after 1 January 2017, with early adoption permitted.

To satisfy the new disclosure requirements, the Company intends to present a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

The amendments clarify the accounting for deferred tax assets for unrealised losses on debt instruments measured at fair value.

The amendments are effective for annual periods beginning on or after 1 January 2017, with early adoption permitted.

The Company is assessing the potential impact on its consolidated financial statements resulting from the amendments. So far, the Company does not expect any significant impact.

IFRS 15 - Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmers.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted only for financial statements in accordance with IFRSs.

The Company is still assessing the potential impact of adopting IFRS 15 in its financial statements.

(i)	Sales of good: The Company recognizes revenues only when it is probable that the entity will receive the consideration to which it will have right in exchange for the goods that will be transferred to the customer. Thus, we have not yet identified material adjustments in revenue recognition for this type of sale. However, certain contracts with customers have commitments that the Company will recognize as an asset since it expects to recover these costs.

(ii)	Service rendered: In some contracts of the subsidiary Comgás we may have an impact on the revenue recognition, because currently that subsidiary uses the percentage completion method in accordance with IAS 11 and based on IFRS 15 these revenue could it be recorded only at the end of the service rendered. In addition, especially in Cosan Logística, separate performance obligations will have to be identified in connection with the provision of transport services.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company will adopt IFRS 15 in its financial statements for the year ended December 31, 2018 and intends to use the retrospective approach. As a result, the Company will apply all the requirements of IFRS 15 for each comparative period presented adjusting the previously presented financial statements.

The Company plans to use the practical expedients for completed contracts. This means that completed contracts that have commenced and ended in the same comparative presentation period, as well as contracts that are contracts concluded at the beginning of the earliest period presented, will not be resubmitted.

The Company is currently conducting a detailed impact assessment resulting from the application of IFRS 15 and expects to disclose additional quantitative information prior to the adoption of the standard.

IFRS	9 - Financial instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes new models for classification and measurement of financial instruments and the measurement of expected credit losses for financial and contractual assets, as well as new requirements on hedge accounting. The new standard retains the existing guidance on the recognition and derecognition of financial instruments in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted only for financial statements in accordance with IFRSs.

The effective impact of adopting IFRS 9 in the Company’s financial statements in 2018 can not be estimated with confidence, as it will depend on the financial instruments held by the Company and the economic conditions in 2018, as well as on accounting decisions and judgments that the Company will make in future. The new standard will require the Company to review its accounting procedures and internal controls related to the classification and measurement of financial instruments and these changes are not yet finalized.

IFRS 9 will require extensive new disclosures, specifically on hedge accounting, credit risk and expected credit losses. The Company’s preliminary assessment included an analysis to identify deficiencies in relation to required information and current processes and the Company plans to implement changes in its systems and controls to meet the new requirements.

Changes in the accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, except for the changes described below:

➢	The Company intends to take advantage of the exemption that allows it not to restate comparative information from prior periods arising from changes in the classification and measurement of financial instruments (including expected credit losses). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as of January 1, 2018;

➢	New hedge accounting requirements should be applied prospectively. However, the Company may choose to apply the expected change in the accounting for changes in the fair value of the forward term of the exchange contracts retroactively. The Company has not taken any decision regarding this option;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The following assessments should be made based on the facts and circumstances existing on the date of the initial adoption:

➢	The determination of the business model within which a financial asset is held;

➢	The designation and revocation of previous designations of certain financial assets and liabilities measured at fair value;

➢	The designation of certain equity instruments not held for renewal at fair value in other comprehensive income.

IFRS 16 Leases

It introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entity that applies IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary COMGÁS will recognize new assets and liabilities for its operating leases. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

- Retrospective approach; or

- Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

5	New standards adopted and correction of immaterial error

The new standards and amendments below apply for the first time in 2016. The new standards and amendments, as well as, the correction of error, do not have a material impact on the annual consolidated financial statements or the interim consolidated financial statements of the Company, however such financial information has been restated to reflect the new standards, amendments and correction of immaterial error as described below:

(i)	Amendments to IAS 16 - Property, Plant and Equipment and IAS 41- Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 using the cost model. The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. These amendments substantially impact the joint venture, Raízen Energia, in the lines of the Investments in Joint Ventures in the Financial Position and Equity in Earnings of Joint Ventures in the Statements of Profit or Loss. There is no impact to the Companies that does not have bearer plants.

(ii)	Discontinued operation

According to the note 16, due to the partial sale of RADAR segment’s shares and as required by IFRS 5 - Non-current assets available for sale and discontinued operations - the Company is restating the presentation of its income statements and statements of cash flows for the years ended December 31, 2015 and 2014.

(iii)	Correction of immaterial error – Tax installments

During the year of 2016, the Company identified an immaterial error in the accounting record of tax installment liabilities, related to others federal taxes than income tax, referring to prior years.

Management concluded that the effect of the correction of error had no material impact on the Company’s financial statements for the years ended December 31, 2016, 2015 and 2014, however the income statements, statements of cash flows and financial position of December 31, 2015 and 2014 has been restated considering the correction of the immaterial error.

The nature and the impact of each new standard, amendment and correction of immaterial error for the years ended December 31, 2015 and 2014, are presented below:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015
	As issued	IAS 41 effect (i)	Tax installment (iii)	Restated
Assets
Current assets	6,835,231	—	—	6,835,231
Investments in joint ventures	8,329,520	(92,330)	—	8,237,190
Other non-current tax receivable	633,549	—	33,897	667,446
Other non-current assets	36,509,368	—	—	36,509,368

Total assets	52,307,668	(92,330)	33,897	52,249,235

Liabilities
Current liabilities	6,922,633	—	—	6,922,633
Other taxes payable	51,327	—	153,486	204,813
Deferred tax liabilities	4,179,564	—	(46,497)	4,133,067
Non-current liabilities	24,799,472	—	—	24,799,472

Total liabilities	35,952,996	—	106,989	36,059,985

Shareholders’ equity
Share capital	5,328	—	—	5,328
Additional paid-in capital	4,006,562	—	—	4,006,562
Accumulated other comprehensive loss	(478,207)	—	—	(478,207)
Retained earnings	2,483,283	(57,716)	(45,532)	2,380,035

Equity attributable to owners of the parent	6,016,966	(57,716)	(45,532)	5,913,718
Non-controlling interests	10,337,706	(34,614)	(27,560)	10,275,532

Total shareholders’ equity	16,354,672	(92,330)	(73,092)	16,189,250

Total shareholders’ equity and liabilities	52,307,668	(92,330)	33,897	52,249,235

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014					December 31, 2015
	As issued	IAS 41 effect (i)	Discontinued operation (ii)	Tax installment (iii)	Restated	As issued	IAS 41 effect (i)	Discontinued operation (ii)	Tax installment (iii)	Restated
Gross profit	2,648,584	—	(96,917)	—	2,551,667	3,794,616	—	(84,733)	—	3,709,883
Operating expense	(1,571,396)	—	(95,068)	—	(1,666,464)	(1,539,304)	—	(20,772)	—	(1,560,076)

Income before equity in earnings of investees and financial results	1,077,188	—	(191,985)	—	885,203	2,255,312	—	(105,505)	—	2,149,807

Equity in earnings of associates	3,540	—	—	—	3,540	7,978	—	—	—	7,978
Equity in earnings of joint ventures	588,428	(11,929)	—	—	576,499	775,566	(80,401)	—	—	695,165

	591,968	(11,929)	—	—	580,039	783,544	(80,401)	—	—	703,143
Financial results	(982,848)	—	(6,269)	(7,662)	(996,779)	(2,164,728)	—	(10,496)	(9,242)	(2,184,466)

Profit before taxes	686,308	(11,929)	(198,254)	(7,662)	468,463	874,128	(80,401)	(116,001)	(9,242)	668,484

Income tax expense	(43,829)	—	17,628	2,605	(23,596)	12,134	—	15,134	3,142	30,410

Profit from continuing operations	642,479	(11,929)	(180,626)	(5,057)	444,867	886,262	(80,401)	(100,867)	(6,100)	698,894

Profit from discontinued operations, net of tax	—	—	180,626	—	180,626	—	—	100,867	—	100,867

Profit for the period	642,479	(11,929)	—	(5,057)	625,493	886,262	(80,401)	—	(6,100)	799,761

Net income attributable to:
Owners of the Parent	171,006	(7,457)	—	(3,161)	160,388	459,790	(50,259)	—	(3,813)	405,718
Non-controlling interests	471,473	(4,472)	—	(1,896)	465,105	426,472	(30,142)	—	(2,287)	394,043

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Business combinations

On April 1, 2015, after the necessary approvals from the competent bodies, the subsidiary “RUMO” incorporated 100% of the common shares of ALL and, through a shareholders’ agreement, now holds its full control and consolidates its results.

The merger took place by exchange of shares, with the issue by Rumo, of 1,963,670,770 registered common shares with no par value, representing 65.67% of its equity in exchange for 100% of the share capital of ALL , represented by 681,995,165 common shares.

As a result of the acquisition, the Company consolidates its participation strategy in the logistics segment and infrastructure in Brazil, incorporating approximately 12,000 km of rail present in ALL Awards.

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	382,576
Inventories	79,115
Other credits	1,517,924
Property, plant and equipment	7,206,290
Intangible assets	7,641,865
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(915,213)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(458,575)
Deferred tax liabilities	(1,164,510)
Other liabilities	(1,619,106)

Consolidated net assets	2,969,053

Non-controlling interests	(231,681)

Total identifiable net assets acquired	2,737,372

The Company consolidated the results generated by Rumo SA and its subsidiaries as of April 1, 2015. If Rumo SA had been consolidated since January 1, 2015, the consolidated statement of income for the year ended December 31, 2015 would present a net revenue of R$ 4,802,450 and a net loss of R$ 450,446.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Operating segments

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

Reported segments

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

(v)	Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; and

Reconciliation

(i)	Other business: other investments, in addition to the corporate activities of the Company. The other business segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment eliminations /adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	13,133,737	68,143,047	5,657,246	—	1,883,674	5,014,555	873	(81,276,784)	(38,209)	12,518,139	7,541,792	5,014,555
Domestic market	6,106,330	68,143,047	5,657,246	—	1,447,794	4,772,057	873	(74,249,377)	(38,209)	11,839,761	7,105,912	4,772,057
External market	7,027,407	—	—	—	435,880	242,498	—	(7,027,407)	—	678,378	435,880	242,498
Cost of sales	(9,967,530)	(64,445,939)	(3,174,134)	—	(1,398,751)	(3,769,147)	(13,667)	74,413,469	38,209	(8,317,490)	(4,586,551)	(3,769,147)
Gross profit	3,166,207	3,697,108	2,483,112	—	484,923	1,245,408	(12,794)	(6,863,315)	—	4,200,649	2,955,241	1,245,408
Selling expenses	(732,680)	(1,303,338)	(670,557)	—	(362,045)	(4,649)	(291)	2,036,018	—	(1,037,542)	(1,032,893)	(4,649)
General and administrative expenses	(567,400)	(447,762)	(332,349)	—	(72,567)	(342,961)	(252,857)	1,015,162	—	(1,000,734)	(570,465)	(342,961)
Other income (expense), net	(15,249)	844,257	(26,437)	—	7,523	(539)	(96,849)	(829,008)	—	(116,302)	(115,764)	(539)
Financial results	531,049	(584,487)	(263,169)	—	(77,301)	(1,673,482)	(1,147,709)	53,438	105,885	(3,055,776)	(1,307,869)	(1,673,482)
Financial expense	(918,912)	(273,874)	(730,422)	—	(49,102)	(1,951,393)	(1,048,324)	1,192,786	105,885	(3,673,356)	(1,720,365)	(1,951,393)
Financial income	653,670	233,453	466,646	—	4,928	302,371	328,973	(887,123)	—	1,102,918	799,912	302,371
Foreign exchange losses, net	(57,951)	750,939	223,943	—	47,288	76,082	649,796	(692,988)	—	997,109	1,001,581	76,082
Derivatives	854,242	(1,295,005)	(223,336)	—	(80,415)	(100,542)	(1,078,154)	440,763	—	(1,482,447)	(1,388,997)	(100,542)
Equity in earnings of associates	(68,641)	(310)	—	—	(9,755)	8,381	1,066,818	68,951	(1,069,884)	(4,440)	(12,819)	8,381
Equity in earnings of joint ventures	—	—	—	—	—	—	1,570,132	—	—	1,570,132	1,570,132	—
Income tax expense benefit	(658,860)	(673,099)	(369,966)	—	(553)	34,513	310,305	1,331,959	(36,001)	(61,702)	(60,213)	34,513

Profit from continuing operations	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Profit from discontinued operation,net of tax	—	—	—	69,261	—	—	(123,386)	—	(18,863)	(35,262)	(35,261)	—
Total net income attributable to:
Owners of the Company	1,654,338	1,476,244	514,228	21,664	(29,775)	(206,694)	1,313,369	(3,130,582)	(1,334,988)	277,804	1,036,086	(206,694)
Non-controlling interests	88	56,125	306,406	47,597	—	(526,635)	—	(56,213)	353,851	181,219	354,003	(526,635)

	1,654,426	1,532,369	820,634	69,261	(29,775)	(733,329)	1,313,369	(3,186,795)	(981,137)	459,023	1,390,089	(733,329)
Other selected data:
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019
EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659
Additions to PP&E, intangible and biological assets	2,001,509	797,009	438,366	—	41,557	1,699,226	11,356	(2,798,518)	—	2,190,505	491,279	1,699,226
Reconciliation of EBITDA:
Profit (loss) for the period	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Income tax and social contribution	658,860	673,099	369,966	—	553	(34,513)	(310,305)	(1,331,959)	36,001	61,702	60,213	(34,513)
Financial result, net	(531,049)	584,487	263,169	—	77,301	1,673,482	1,147,709	(53,438)	(105,885)	3,055,776	1,307,869	1,673,482
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019

EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment eliminations /adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	11,080,849	61,412,966	6,597,017	—	1,751,728	4,037,923	436	(72,493,815)	(31,568)	12,355,536	8,349,181	4,037,923
Domestic market	4,438,148	61,412,966	6,597,017	—	1,385,188	3,842,124	436	(65,851,114)	(31,568)	11,793,197	7,982,641	3,842,124
External market	6,642,701	—	—	—	366,540	195,799	—	(6,642,701)	—	562,339	366,540	195,799
Cost of sales	(9,148,101)	(58,196,255)	(4,580,204)	—	(1,322,326)	(2,771,881)	(2,810)	67,344,356	31,568	(8,645,653)	(5,905,340)	(2,771,881)
Gross profit	1,932,748	3,216,711	2,016,813	—	429,402	1,266,042	(2,374)	(5,149,459)	—	3,709,883	2,443,841	1,266,042
Selling expenses	(616,915)	(1,188,549)	(627,519)	—	(291,649)	18,440	—	1,805,464	—	(900,728)	(919,166)	18,440
General and administrative expenses	(518,848)	(394,570)	(332,763)	—	(77,666)	(311,288)	(189,949)	913,418	—	(911,666)	(565,105)	(311,288)
Other income (expense), net	(19,147)	294,784	(7,901)	—	2,195	60,298	197,726	(275,637)	—	252,318	192,020	60,298
Financial results	(624,695)	(124,598)	(181,889)	—	(109,860)	(1,166,553)	(781,522)	749,293	55,358	(2,184,466)	(1,147,892)	(1,166,553)
Financial expense	(919,994)	(170,560)	(409,768)	—	(120,325)	(1,261,452)	(919,463)	1,090,554	73,691	(2,637,317)	(1,395,741)	(1,261,452)
Financial income	650,446	173,477	247,047	—	4,870	164,675	178,355	(823,923)	(18,333)	576,614	411,838	164,675
Foreign exchange losses, net	(1,031,777)	(415,983)	126,282	—	(10,213)	(190,410)	(671,717)	1,447,760	—	(746,058)	(623,164)	(190,410)
Derivatives	676,630	288,468	(145,450)	—	15,808	120,634	631,303	(965,098)	—	622,295	459,175	120,634
Equity in earnings of associates	(42,967)	8,893	—	—	(11,596)	11,164	703,315	34,074	(694,905)	7,978	(3,185)	11,164
Equity in earnings of joint ventures	—	—	—	—	—	—	695,165	—	—	695,165	695,165	—
Income tax expense benefit	40,328	(536,540)	(248,355)	—	12,693	(35,988)	320,882	496,212	(18,822)	30,410	85,219	(35,988)

Profit from continuing operations	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Profit from discontinued operation,net of tax	—	—	—	100,867	—	—	38,915	—	(38,915)	100,867	100,867	—
Total net income attributable to:
Owners of the Company	150,504	1,237,984	618,386	100,867	(46,481)	(30,030)	982,158	(1,388,488)	(1,219,182)	405,718	580,086	(30,030)
Non-controlling interests	—	38,147	—	—	—	(127,855)	—	(38,147)	521,898	394,043	301,678	(127,855)

	150,504	1,276,131	618,386	100,867	(46,481)	(157,885)	982,158	(1,426,635)	(697,284)	799,761	881,764	(157,885)
Other selected data:
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527
EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183
Additions to PP&E, intangible and biological assets	1,776,372	797,299	521,215	—	43,464	1,405,478	42,061	(2,573,671)	—	2,012,218	608,667	1,405,478
Reconciliation of EBITDA:
Profit (loss) for the period	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Income tax and social contribution	(40,328)	536,540	248,355	—	(12,693)	35,988	(320,882)	(496,212)	18,822	(30,410)	(85,219)	35,988
Financial result, net	624,695	124,598	181,889	—	109,860	1,166,553	781,522	(749,293)	(55,358)	2,184,466	1,147,892	1,166,553
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527

EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	9,263,930	55,733,927	6,387,103	—	1,602,198	915,442	—	(64,997,857)	—	8,904,743	7,989,302	915,442
Domestic market	4,064,437	55,733,927	6,387,103	—	1,306,218	769,583	—	(59,798,364)	—	8,462,904	7,693,322	769,583
External market	5,199,493	—	—	—	295,980	145,859	—	(5,199,493)	—	441,839	295,980	145,859
Cost of sales	(7,771,570)	(52,934,222)	(4,494,909)	—	(1,247,806)	(610,361)	—	60,705,792	—	(6,353,076)	(5,742,716)	(610,361)
Gross profit	1,492,360	2,799,705	1,892,194	—	354,392	305,081	—	(4,292,065)	—	2,551,667	2,246,586	305,081
Selling expenses	(578,989)	(1,150,516)	(636,316)	—	(245,227)	—	—	1,729,505	—	(881,543)	(881,543)	—
General and administrative expenses	(498,756)	(387,259)	(308,413)	—	(70,684)	(87,832)	(165,159)	886,015	—	(632,088)	(524,937)	(87,832)
Other income (expense), net	58,609	338,143	(19,494)	—	1,032	7,844	(123,630)	(396,752)	(18,585)	(152,833)	(142,088)	7,844
Financial results	(418,317)	(125,210)	(193,026)	—	21,555	(33,652)	(791,656)	543,527	—	(996,779)	(959,810)	(33,652)
Financial expense	(588,307)	(142,839)	(300,573)	—	22,831	(66,114)	(736,215)	731,146	12,712	(1,067,359)	(980,411)	(66,114)
Financial income	385,895	104,218	106,554	—	1,639	31,150	83,053	(490,113)	(12,712)	209,684	176,772	31,150
Foreign exchange losses, net	(357,928)	(71,825)	(139,931)	—	(1,183)	1,312	(160,665)	429,753	—	(300,467)	(318,929)	1,312
Derivatives	142,023	(14,764)	140,924	—	(1,732)	—	22,171	(127,259)	—	161,363	162,758	—
Equity in earnings of associates	(38,310)	14,902	—	—	(7,341)	—	623,133	23,408	(612,252)	3,540	3,540	—
Equity in earnings of joint ventures	—	—	—	—	—	—	576,499	—	—	576,499	576,499	—
Income tax expense benefit	116,101	(410,560)	(203,810)	—	(18,850)	(58,344)	257,408	294,459	—	(23,596)	34,748	(58,344)

Profit from continuing operations	132,698	1,079,205	531,135	—	34,877	133,097	376,595	(1,211,903)	(630,837)	444,867	352,995	133,097
Profit from discontinued operation,net of tax	—	—	—	180,626	—	—	—	—	—	180,626	180,626	—
Total net income attributable to:
Owners of the Company	132,698	1,045,637	531,135	180,626	34,877	104,313	376,595	(1,178,335)	(1,067,158)	160,388	182,352	104,313
Non-controlling interests	—	33,568	—	—	—	28,784	—	(33,568)	436,321	465,105	351,269	28,784

	132,698	1,079,205	531,135	180,626	34,877	133,097	376,595	(1,211,903)	(630,837)	625,493	533,621	133,097
Other selected data:
Depreciation and amortization	1,966,866	538,222	506,697	—	71,268	97,244	2,923	(2,505,088)	—	678,132	580,888	97,244
EBITDA	2,401,780	2,153,197	1,434,668	—	103,440	322,337	913,766	(4,554,977)	(630,837)	2,143,374	1,858,945	322,337
Additions to PP&E, intangible and biological assets	1,963,642	60,425	661,311	—	52,178	273,584	75,194	(2,024,067)	—	1,062,267	788,684	273,584
Reconciliation of EBITDA:
Profit (loss) for the period	132,698	1,079,205	531,135	—	34,877	133,097	376,595	(1,211,903)	(630,837)	444,867	352,995	133,097
Income tax and social contribution	(116,101)	410,560	203,810	—	18,850	58,344	(257,408)	(294,459)	—	23,596	(34,748)	58,344
Financial result, net	418,317	125,210	193,026	—	(21,555)	33,652	791,656	(543,527)	—	996,779	959,810	33,652
Depreciation and amortization	1,966,866	538,222	506,697	—	71,268	97,244	2,923	(2,505,088)	—	678,132	580,888	97,244

EBITDA	2,401,780	2,153,197	1,434,668	—	103,440	322,337	913,766	(4,554,977)	(630,837)	2,143,374	1,858,945	322,337

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Assets held for sale	—	—	—	—	39,907	—	—	—	39,907	—	39,907
Other current assets	3,030,674	1,456,418	80,758	141,972	382,551	658,550	(4,487,092)	(107,927)	1,155,904	793,861	382,551
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Property, plant and equipment	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Lease	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the Company	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)
	Reported segments						Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Marketable securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,859	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,393	(2,609,078)	(66,604)	880,458	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,971,020	(4,347,859)	(9,717)	4,928,903	2,104,584	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,237,190	—	—	8,237,190	8,237,190	—
Biological assets	678,564	—	—	—	—	—	—	(678,564)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	11,027,461	2,409,555	—	2,029	243,080	9,404,087	156,691	(13,437,016)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,449)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,660	—	(18,829,203)	(9,755,703)	(8,585,175)
Trade payables	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,718)	(1,780)
Derivative financial instruments	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(420,189)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,904)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,202	64,528	(1,926,051)	(463,015)	(1,477,920)
Other non-current liabilities	(1,364,086)	(3,129,560)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,860,998)	4,493,646	108,965	(12,340,942)	(5,343,839)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,697,729	(16,897,734)	(11,742,170)	16,189,250	12,369,254	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,469,669	(41,263,100)	(11,915,663)	52,249,235	30,323,758	21,745,662

Equity attributable to owners of the Company	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,697,729	(16,726,702)	(19,114,526)	5,913,718	8,680,766	1,113,277
Non-controlling interests	(963)	171,995	—	—	—	2,903,176	—	(171,032)	7,372,356	10,275,532	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,697,729	(16,897,734)	(11,742,170)	16,189,250	12,369,254	4,016,453

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Reported segment
Raízen Energia
Ethanol	6,480,409	5,557,298	4,376,826
Sugar	5,794,771	4,671,006	4,059,580
Cogeneration	520,468	554,876	618,583
Other	338,089	297,669	208,941

	13,133,737	11,080,849	9,263,930
Raízen Combustíveis
Fuels	68,143,047	61,412,966	55,733,927

	68,143,047	61,412,966	55,733,927
COMGÁS
Industrial	3,640,921	4,206,946	4,122,077
Residential	793,335	677,693	632,997
Thermal generation	116,419	511,942	407,736
Cogeneration	216,032	271,641	246,841
Automotive	205,986	197,262	199,820
Commercial	238,390	286,491	255,051
Construction revenue	339,025	408,086	481,314
Other	107,138	36,956	41,267

	5,657,246	6,597,017	6,387,103
Lubricants
Lubricants	1,642,899	1,514,005	1,325,472
Basic oil	219,092	222,009	225,701
Other	21,683	15,714	51,025

	1,883,674	1,751,728	1,602,198
Logistics(i)
North operations	3,651,455	2,925,113	915,442
South operations	1,097,700	888,502	—
Container operations	265,400	224,308	—

	5,014,555	4,037,923	915,442
Reconciliation
Cosan others
Others	873	436	—

	873	436	—
IFRS 11 - Deconsolidation of adjustments/eliminations joint ventures and eliminations	(81,314,993)	(72,525,383)	(64,997,857)

Total	12,518,139	12,355,536	8,904,743

(i)	Segment created following the ALL Acquisition, which was completed on April 1, 2015

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash and bank deposits	376,029	305,510
Savings account (i)	409,333	28,278
Financial investments	3,714,226	3,172,036

	4,499,588	3,505,824

(i)	The balances of savings account that, at December 31, 2015, were presented as financial investments, were reallocated for a better presentation of these financial statements.

Financial investments are composed as follows:

	December 31, 2016	December 31, 2015
Investment fund
Repurchase agreements	2,840,760	1,252,229
Bank certificate of deposits - CDB	363,147	792,279
Other	—	171,641

	3,203,907	2,216,149
Bank investments
Repurchase agreements	26,719	407,971
Bank certificate of deposits - CDB	468,384	542,658
Other	15,216	5,258

	510,319	955,887

	3,714,226	3,172,036

9	Marketable securities

	December 31, 2016	December 31, 2015
Government security (i)	1,004,388	334,167
Bank certificate of deposits - CDB (ii)	287,192	271,323

	1,291,580	605,490

(i)	Sovereign debt securities classified as held-for-trading have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificate of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Trade receivables

	December 31, 2016	December 31, 2015
Domestic – Brazilian Reais	1,248,270	999,007
Export – Foreign currency	27,446	29,402
Allowance for doubtful accounts	(90,286)	(63,431)

	1,185,430	964,978
Current	1,130,624	904,245

Non-current	54,806	60,733

The ageing of trade receivables is as follows:

	December 31, 2016	December 31, 2015
Not overdue	1,068,230	836,314
Overdue:
From 1 to 30 days	81,012	84,981
From 31 to 60 days	18,323	18,561
From 61 to 90 days	7,411	9,159
More than 90 days	100,740	79,394
(-) Allowance for doubtful accounts	(90,286)	(63,431)

	1,185,430	964,978

Changes in the allowance for doubtful accounts are as follows:

December 31, 2014	(48,235)
Provision	(48,620)
Reversal	31,749
Write-off	1,675

December 31, 2015	(63,431)
Provision	(34,511)
Reversal	7,656

December 31, 2016	(90,286)

11	Inventories

	December 31, 2016	December 31, 2015
Finished goods	223,609	289,708
Material stock for construction process	73,527	86,981
Spare parts and others	333,616	280,212

	630,752	656,901

The balances are presented net of the provision for obsolete inventories in the amount of R$ 24,745 as of December 31, 2016 (R $ 40,536 as of December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Other current tax receivables

	December 31, 2016	December 31, 2015 (Restated)
ICMS - State VAT	608,334	597,023
Credit installment	36,708	67,142
COFINS - Revenue tax	209,700	228,393
PIS - Revenue tax	48,220	69,098
Other	15,743	17,682

	918,705	979,338
Current	178,856	311,892

Non-Current	739,849	667,446

13	Related parties

a)	Receivables from and payables to related parties:

	December 31, 2016	December 31, 2015
Current Asset
Commercial operation
Raízen Energia S.A.(i)	37,249	47,591
Aguassanta Participações S.A.	6,342	6,371
Radar Propriedades Agricolas S.A.	517	—
Raízen Combustíveis S.A.(i)	4,206	3,052
Other	531	4,085

	48,845	61,099
Corporate operation / Agreements
Raízen Energia S.A. (i)	9,672	13,028
Financial operations
Raízen Combustíveis S.A.(i)	—	1,102

	58,517	75,229

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	28,705	20,875
Raízen Energia S.A.(i)	114,473	89,763

	143,178	110,638
Financial operations
Novvi Limited Liability Company	—	17,121
Other	—	8

	—	17,129
Corporate operation
Raízen Energia S.A. (i)	—	23,029
Rezende Barbosa (ii)	38,944	70,365
Other	1,618	184

	183,740	221,345

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
Current liabilities
Corporate operations
Raízen Energia S.A.(i)	160,030	46,582
Raízen Combustíveis S.A.(i)	75,624	71,035
Other	1,427	—

	237,081	117,617
Corporate operations / Agreements
Raízen Energia S.A.(i)	—	78,653
Raízen Combustíveis S.A.(i)	—	7,810

	—	86,463

	237,081	204,080

b) Related party transactions:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Sales of goods and services
Raízen Combustíveis S.A	135,581	98,235	2,796
Raízen Energia S.A.	416,507	353,265	303,395

	552,088	451,500	306,191
Purchase of goods / Inputs
Raízen Energia S.A.	(1,703)	(2,431)	(109)
Raízen Combustíveis S.A.	(817,198)	(445,123)	(741)

	(818,901)	(447,554)	(850)
Discontinued operation
Raízen Energia S.A.	57,007	58,508	54,045

	57,007	58,508	54,045
Shared income (expense)
Aguassanta Participações S.A.	388	431	440
Radar Propriedades Agrícolas S.A.	260	—	—
Raízen Energia S.A.	(73,245)	(41,914)	(33,555)

	(72,597)	(41,483)	(33,115)
Financial result
Raízen Energia S.A.	2,441	2,440	2,613
Other	(188)	(190)	690

	2,253	2,250	3,303

For the periods presented, no loss for doubtful accounts was recorded from commercial operations with its subsidiaries, associates and joint ventures.

(i)	Raízen Energia and Raízen Combustíveis

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Officers’ and directors’ compensation

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Short-term benefits to employees and managers	146,469	79,620	65,987
Post-employment benefits	918	339	464
Other long-term benefits	533	—	—
Benefits from termination of employment contract	2,367	—	—
Stock option expense	11,621	12,661	12,924

	161,908	92,620	79,375

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A. (iv)	Novvi Limited Liability Company	Janus Brasil Participações S.A. (v)	Radar Propriedades Agricolas S.A (iii)	Radar II Propriedades Agricolas S.A (ii)	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	21,148,989	65,957,282	—
Shares held by Cosan	33,638,214	100,001	31,699,465	4,001,167	33,638,214	—
Cosan ownership interest	51%	33.33%	51%	51%	51%	—

At December 31, 2014	94,417	14,522	13,063	—	—	8,675	130,677
Equity in earnings (losses) of associates	7,822	(11,586)	2,836	—	—	8,906	7,978
Other comprehensive income	(429)	3,847	—	—	—	2,767	6,185
Dividends	(2,261)	—	—	—	—	(4,000)	(6,261)
Business combination (i)	—	—	—	—	—	38,130	38,130
Capital increase	—	—	7,814	—	—	—	7,814
Other	89	—	—	—	—	(236)	(147)

At December 31, 2015	99,638	6,783	23,713	—	—	54,242	184,376
Equity in earnings (losses) of associates	5	(8,917)	3,938	(1,013)	90	1,457	(4,440)
Reclassification from non-current assets held for sale	—	—	—	56,161	29,907	—	86,068
Other comprehensive income	—	—	(90)	—	—	—	(90)
Dividends	(2,641)	—	(1,393)	—	—	(5,933)	(9,967)
Capital increase	—	20,972	7,830	—	—	—	28,802
Other	—	—	—	—	540	1,658	2,198

At December 31, 2016	97,002	18,838	33,998	55,148	30,537	51,424	286,947

(i)	Related to investment of ALL
(ii)	The Company has 3% of the economic benefits of this associate as established in the shareholders agreement.
(iii)	The Company has 2,1% of the economic benefits of this associate as established in the shareholders agreement.
(iv)	The Company has 5% of the economic benefits of this associate as established in the shareholders agreement.
(v)	The Company has 5,1% of the economic benefits of this associate as established in the shareholders agreement.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial information of associates:

	December 31, 2016
	Assets	Liabilities	Shareholders’ equity	Profit or loss in the year	Comprehensive income
Tellus Brasil Participações S.A.(i)	1,351,229	(137,817)	(1,213,412)	25,240	—
Novvi Limited Liability Company	1,981,815	(86,357)	(1,895,458)	61,475	—
Radar Propriedades Agricolas S.A.	2,272,186	(76,967)	(2,195,219)	6,277	84
Radar II Propriedades Agricolas S.A.	1,025,099	(7,197)	(1,017,902)	33,151	20
Janus Brasil Participações S.A.	31,667	(5,362)	(26,305)	(7,538)	—

	December 31, 2015
	Assets	Liabilities	Shareholders’ equity	Profit or loss in the year	Comprehensive income
Tellus Brasil Participações S.A.(i)	1,966,635	(3,013)	(1,963,622)	(144,868)	(8,813)
Novvi Limited Liability Company	13,951	(37,670)	23,719	(18,278)	—
Radar Propriedades Agricolas S.A.	2,293,693	(78,667)	(2,215,026)	74,0956	8,699
Radar II Propriedades Agricolas S.A.	1,004,544	(7,112)	(997,432)	38,053	1,414
Janus Brasil Participações S.A.	967,850	(135,084)	(832,766)	19,155	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo - COMGÁS	Rumo Logística Operadora Multimodal S.A.	Rumo S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	366,490,593	127,313,301	—	1,339,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,561,491	100,830,418	47,535,592	—	959,137,088	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.71%	27.51%	37.35%	—	71.63%	49.00%	49.00%	49.00%	—

At December 31, 2014 (Restated)	3,623,306	(106)	2,111,578	323,636	—	37,066	1,680,612	337,743	(498,832)	7,615,003
Equity in earnings (losses) of associates (Restated)	231,167	(10,948)	239,727	(127,721)	—	(135)	48,609	13,344	—	394,043
Other comprehensive income (losses)	(112,227)	1,255	432	11,085	—	—	7,053	395	(1,416)	(93,423)
Business combination	—	70,911	—	2,749,367	—	—	—	—	—	2,820,278
Dividends	(106,212)	—	(244,600)	(71,244)	—	(96)	(7,533)	(2,460)	1,510	(430,635)
Other	1,887	(15,069)	2,430	(18,879)	—	—	8	—	(112)	(29,735)

At December 31, 2015 (Restated)	3,637,921	46,043	2,109,567	2,866,244	—	36,835	1,728,749	349,022	(498,850)	10,275,531
Equity in earnings (losses) of associates	415,177	(61,325)	313,207	(525,888)	—	(747)	37,828	10,547	(7,580)	181,219
Write-off of investment	—	—	—	—	—	—	(1,766,959)	(359,607)	506,430	(1,620,136)
Other comprehensive income (losses)	33,618	428	(20,913)	4,816	—	—	382	38	—	18,369
Dividends	(330,431)	—	(563,371)	—	—	—	—	—	—	(893,802)
Capital increase	—	139,556	—	1,846,052	—	—	—	—	—	1,985,608
Incorporation	—	—	—	(4,105,962)	4,105,962	—	—	—	—	—
Other	(49,558)	(62,926)	(11,757)	(85,262)	—	—	—	—	—	(209,503)

At December 31, 2016	3,706,727	61,776	1,826,733	—	4,105,962	36,088	—	—	—	9,737,286

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized balance sheet:

	Cosan S.A. Indústria e Comércio		Cosan Logística S.A.		Companhia de Gás de São Paulo - COMGÁS		Rumo S.A
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Current
Assets	1,886,853	951,424	7,278	181,262	3,003,846	2,780,989	324,390	123,881
Liabilities	(472,635)	(942,089)	(2,176)	(10,854)	(1,980,304)	(2,047,974)	(1,086,631)	(419,508)

Net current assets (liabilities)	1,414,218	9,335	5,102	170,408	1,023,542	733,015	(762,241)	(295,627)
Non-current
Assets	14,158,798	16,742,882	1,535,123	942,869	9,311,327	9,558,652	9,421,556	6,747,929
Liabilities	(6,607,409)	(8,071,451)	—	—	(5,141,649)	(4,427,331)	(3,254,620)	(2,867,833)

Net non-current assets	7,551,389	8,671,431	1,535,123	942,869	4,169,678	5,131,321	6,166,936	3,880,096
Equity	8,965,607	8,680,766	1,540,225	1,113,277	5,193,220	5,864,336	5,404,695	3,584,469

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
Profit (loss) before taxes	754,717	280,848	26,413	(206,412)	(25,841)	104,316
Income tax (expenses) benefit	357,425	260,320	196,168	(282)	(4,189)	(4)
Profit (loss) from discontinued operation	(76,057)	38,915	—	—	—	—

Profit (loss) for the year	1,036,085	580,083	222,581	(206,694)	(30,030)	104,312
Other comprehensive income	(111,232)	(359,989)	(46,053)	1,276	3,404	—

Total comprehensive income (loss)	924,853	220,094	176,528	(205,418)	(26,626)	104,312

Comprehensive income attributable to non-controlling interests	348,764	80,328	66,179	(56,515)	(9,780)	39,106
Dividends paid	(866,834)	(272,330)	(297,080)	(1,676)	—	—

	Companhia de Gás de São Paulo -COMGÁS			Rumo S,A
	31/12/2016	31/12/2015	31/12/2014	31/12/2016	31/12/2015	31/12/2014
Net sales	5,657,246	6,597,017	6,387,104	40,759	903,930	905,449
Profit (loss) before taxes	1,312,517	866,742	734,945	(1,137,856)	(182,164)	172,678
Income tax (expenses) benefit	(411,418)	(248,354)	(203,810)	74,626	23,757	(58,151)

Profit (loss) for the year	901,099	618,388	531,135	(1,063,230)	(158,407)	114,527
Other comprehensive income	(56,012)	2,277	6,266	4,746	12,966	—

Total comprehensive income (loss)	845,087	620,665	537,401	(1,058,484)	(145,441)	114,527

Comprehensive income attributable to non-controlling interests	315,555	240,011	211,253	(758,192)	(107,248)	28,632
Dividends paid	(1,369,456)	(129,253)	(65,715)	(777)	(300,000)	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(i):

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
Net cash generated (used in) by operating activities	(415,565)	(490,411)	(500,267)	(25)	9,668	12

Net cash (used in) generated by investing activities	2,032,424	748,456	853,090	(757,768)	199,897	187,500

Net cash provided by (used in) financing activities	(1,280,978)	97,000	(232,910)	583,948	(36,718)	(186,500)

Increase (decrease) in cash and cash equivalents	335,881	355,045	119,913	(173,845)	172,847	1,012

Cash and cash equivalents at the beginning of year	731,049	376,004	256,091	173,860	1,013	1
Cash and cash equivalents at the end of year	1,066,930	731,049	376,004	15	173,860	1,013

	Companhia de Gás de São Paulo – COMGÁS			Rumo S.A
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
Cash generated from operations	2,158,498	2,224,752	1,596,064	558,205	282,631	105,840
Income taxes paid	(70,774)	(86,693)	(111,970)	—	(2,241)	(34,789)

Net cash generated by operating activities	2,087,724	2,138,059	1,484,094	558,205	280,390	71,051

Net cash (used in) generated by investing activities	(637,013)	(521,313)	(661,546)	(761,601)	(1,806,386)	(262,876)

Net cash provided by (used in) financing activities	(1,310,018)	(622,810)	(384,798)	202,912	1,480,502	(230,292)

Increase (decrease) in cash and cash equivalents	140,693	993,936	437,750	(484)	(45,494)	(422,117)

Cash and cash equivalents at the beginning of year	1,967,643	973,707	535,957	3,523	74,826	496,943
Cash and cash equivalents at the end of year	2,108,336	1,967,643	973,707	3,039	29,332	74,826

(i)	Information presented for subsidiaries with significant non-controlling interest.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies, they are:

(i)	Raízen Combustíveis which owns a network of, approximately, 6,027 fuel service stations throughout Brazil, 67 distribution terminals and 64 airports terminals for supplying aviation fuel; and

(ii)	Raízen Energia, which produces and sell sugar, ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4,2 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane - the main raw material used in the production of sugar and ethanol.

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

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

At December 31, 2014 (Restated) note 5	3,218,466	5,174,108	8,392,574
Equity in earnings of joint ventures	618,399	76,766	695,165
Other comprehensive losses	(6,909)	(218,518)	(225,427)
Interest on capital	(423,824)	—	(423,824)
Dividends	(201,298)	—	(201,298)

At December 31, 2015 (Restated) note 5	3,204,834	5,032,356	8,237,190
Equity in earnings of joint ventures	737,599	832,533	1,570,132
Other comprehensive losses	22,949	35,467	58,416
Interest on capital	(58,500)	(100,000)	(158,500)
Dividends	(716,060)	(484,783)	(1,200,843)

At December 31, 2016	3,190,822	5,315,573	8,506,395

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 7 , Segments.

Pursuant to the terms of the Raízen Joint Venture - Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of US$500 million, which was unused at December 31, 2016

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Discontinued operation

On September 30, 2016, Company signed a Share Purchase Agreement with Mansilla Participações Ltda. (vehicle from TIAA - Teachers Insurance and Annuity Association of America investment fund), also a shareholder of Radar and Radar II, committing to sell part of its stake in Radar and Radar II.

The effective sale occurred on November 4, 2016 for the net amount of 1,057,665, canceling out any options, warrants or other obligations. Cosan maintained an interest in common shares of Radar, due to its expertise in the sector.

The “Radar” segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(a)	Effect of disposal on the financial position of the Group

October 31, 2016
Assets
Investment securities	158,439
Other current assets	25,848
Assets held for sale	78,015
Other financial assets	110,041
Other current assets	21,381
Investment properties	2,628,382

Assets held for sales	3,022,106
Liabilities
Income tax payables	14,957
Other current liabilities	34,547
Deferred tax liabilities	107,548

Liabilities held for sales	157,052
Non-controlling interests	1,592,244

Net assets held for sales	1,272,810

Remaining investment amount	(86,068)
Received dividends	25,394

Net assets sold	1,212,136

Consideration received, satisfied in cash	1,057,665
Cash and cash equivalents disposed of	(3,897)

Net cash inflows	1,053,768

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Net income from discontinued operations

	December 31, 2016	December 31, 2015	December 31, 2014
Gross profit	85,648	84,733	96,917
Operating (expenses) revenue	(16,458)	20,772	95,068
Income before financial results	69,190	105,505	191,985

Financial results	14,843	10,496	6,269
Profit before taxes	84,033	116,001	198,254

Income tax expenses	(14,772)	(15,134)	(17,628)
Profit from discontinued operations, net of tax	69,261	100,867	180,626

Loss on sale of discontinued operation (i)	(158,368)	—	—
Income tax on loss on sale of discontinued operation	53,845	—	—

Net profit (loss) from discontinued operations, net of tax	(35,262)	100,867	180,626

(i)	In the balance of loss on sale of discontinued operation are also included R$ 206,050 related to write-off of share purchase rights (warrants).

(c)	Cash flows generated (used in) discontinued operations

	December 31, 2016	December 31, 2015	December 31, 2014
Net cash generated by operating activities	70,087	22,844	71,181
Net cash used in investing activities	(13,934)	(27,839)	(20,517)
Net cash used in financial activities	(53,272)	—	(58,060)

Net cash generated by (used in) discontinued operating	2,881	(4,995)	(7,396)

The income statement for the period and comparative cash flow is being restated to present discontinued operations separately from continuing operations

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Assets held for sale and investment property

As shown in note 16 Discontinued operations, the “Radar” segment was sold on November 4, 2016. Following is the movement of the two main balances of the segments that formed the consolidated headings.

	Investment property	Assets held for sale	Total
At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	53,507	(2,434)	51,073
Additions	3,535	38,300	41,835
Transfers	(97,985)	106,964	8,979
Disposals	(6,000)	(17,981)	(23,981)
At December 31, 2015	2,595,035	149,938	2,744,973

Change in fair values	9,692	1,607	11,299
Transfers	23,326	(23,326)	—
Additions	329	—	329
Disposals	—	(10,297)	(10,297)
Discontinued operation	(2,628,382)	(78,015)	(2,706,397)

At December 31, 2016	—	39,907	39,907

Brado Logística e Participações S.A (Brado)

In November 2015, Brado’s management engaged in a sales plan of five units for the distribution and storage of refrigerated and dry cargoes. Accordingly, the balance of assets and liabilities related to these cash-generating units (CGUs) R$ 39,907, are presented in the balance sheet as assets held-for-sale on December 31, 2015 (R$ 38,300 on December 31, 2015). Efforts to carry out this transaction have already begun and are expected to be concluded during the fiscal year ending December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2014	514,856	450,088	519,992	—	255,642	37,285	1,777,863
Additions	23,896	9,538	246,652	665	1,436,325	18,354	1,735,430
Disposals	(2,063)	(2,253)	(3,338)	(7,584)	—	(29,174)	(44,412)
Transfers	63,299	101,152	570,753	1,012,955	(1,864,570)	25,778	(90,633)
Business combinations	259,969	104,698	2,900,978	2,562,561	996,637	414,847	7,239,690

At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938

Additions	—	1,933	23,965	46,010	1,864,015	39,375	1,975,298
Disposals	(3,322)	(1,242)	(823)	(7,409)	(3,698)	(24,970)	(41,464)
Transfers	190,537	58,491	1,012,290	867,658	(1,975,108)	(154,123)	(255)
Business combinations	(3,137)	(5,952)	—	—	—	17	(9,072)
Discontinued operation	(598)	(143)	—	—	(663)	(1,028)	(2,432)

At December 31, 2016	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013

Depreciation
At December 31, 2014	(103,616)	(165,906)	(55,688)	—	—	(16,763)	(341,973)
Additions	(27,626)	(67,149)	(149,211)	(227,466)	—	(44,843)	(516,295)
Disposals	1,632	1,306	781	280	—	874	4,873
Transfers	11,554	12,824	(44,568)	17,878	—	43,656	41,344

At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)

Additions	(44,246)	(65,671)	(498,764)	(328,856)	—	(80,483)	(1,018,020)
Disposals	431	127	440	3,048	—	19,391	23,437
Transfers	(94,165)	(3,373)	4,713	(7,112)	—	92,291	(7,646)
Discontinued operation	143	97	—	—	—	475	715

At December 31, 2016	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)

At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

At December 31, 2016	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended December 31, 2016 amounted to R$ 2,354 (R$ 3,726 for the period ended December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

19	Intangible assets and goodwill

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost:
At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Additions	—	424,279	—	—	83,178	28,439	535,896
Disposals	—	(52,545)	(470,970)	—	(7,728)	—	(531,243)
Transfers (a)	—	(2,632)	(28,200)	—	2,696	66,129	37,993
Business combination (b)	9,335	7,504,935	—	—	—	79,713	7,593,983

At December 31, 2015	713,291	16,664,047	399,350	252,474	940,470	402,378	19,372,010

Additions	—	382,788	26,552	—	65,735	22,141	497,216
Disposals	—	(189,849)	—	—	(65,694)	(62,548)	(318,091)
Transfers (a)	—	(1,697)	9,722	—	343	17,094	25,462
Business combination	1,968	57,217	—	—	5,970	—	65,155
Discontinued operation	—	—	—	—	—	(2,396)	(2,396)

At December 31, 2016	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356

Amortization
At December 31, 2014	—	(636,731)	(142,833)	(136,962)	(425,282)	(107,200)	(1,449,008)
Additions	—	(417,170)	(45,571)	(22,827)	(155,346)	(49,124)	(690,038)
Disposals	—	42,095	—	—	5,217	—	47,312
Transfers (a)	—	—	29,400	—	—	13	29,413

At December 31, 2015	—	(1,011,806)	(159,004)	(159,789)	(575,411)	(156,311)	(2,062,321)

Additions	—	(483,580)	(11,743)	(22,827)	(151,893)	(60,340)	(730,383)
Disposals	—	175,435	—	—	58,609	62,525	296,569
Transfers (a)	—	(29)	(30,129)	—	—	(4,238)	(34,396)
Discontinued operation	—	—	—	—	—	614	614

At December 31, 2016	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)

At December 31, 2015	713,291	15,652,241	240,346	92,685	365,059	246,067	17,309,689

At December 31, 2016	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Refer to intangible transfers due to the capitalization of these assets.

(b)	On December 1, 2015, Cosan, through its subsidiary, Cosan Lubrificantes e Especialidades (“Moove”), acquired 100% of the common shares of Ilha terminal for R$ 66,672, generating a preliminary addition the “goodwill” of the segment lubricants R$ 11,303. The transferred, net of cash received, totaled R$ 66,659.

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended December 31, 2016, amounted to R$ 14,625 (R$20,098 for the period ended December 31, 2015). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 11.48% p.a. for the period ended December 31, 2016 (11.47% p.a. for the period ended December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization - %	December 31, 2016	December 31, 2015
Gas distribution concession - COMGÁS(i)	Concession term	8,240,521	8,237,379
Concession rights - Rumo(ii)	Concession term	7,352,005	7,414,862

		15,592,526	15,652,241
Operating license for port terminal(iii)	4.00	234,748	238,711
Trademarks
Mobil	10.00	45,654	68,481
Comma	—	24,204	24,204

		69,858	92,685
Relationship with customers:
Comgás	3.00	233,971	313,694
Lubricants	6.00	44,158	51,365

		278,129	365,059
Other
Software license	20.00	146,210	126,469
Other		72,709	121,233
		218,919	247,702

Total		16,394,180	16,596,398

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company tests the recoverable amounts of goodwill (intangible assets with defined useful life) arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For a better presentation, we segregate the analysis by CGU as follows:

•	Cosan Logística

During the year ended December 31, 2016, identified external indicators of impairment, such as increasing the basic interest rate, combined with the generation of results and EBITDA below that projected, leading to an impairment test, despite the fact that the Company did not suffer Change in the use of assets, have not presented obsolescence or physical damage to their assets, or have shown a decline in asset performance. The Company’s cash-generating units coincide with its segments (i) North Operations, (ii) South Operations, and (iii) Container Operations.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The recoverable amount was determined using the discounted cash flow determined by management based on estimates that take into account the assumptions related to each business, using available market information, budget assumptions and past performance. Company understands it is reasonable the utilization of periods longer than 5 years in the preparation of the discounted cash flows in order to reflect the estimated utilization of the assets during the concession period. In that context, discounted cash flows were prepared considering the extension of the concessions periods, contractually foreseen. The Management has already begun negotiations with the granting authority for the extension of the concession contracts, and considered it highly probable that these concessions will be renewed upon the promulgation of Provisional Measure 752. If this premise is modified in the future due to a higher risk Non-renewal, the carrying amount of CGU Sul Operations may exceed its recoverable value in the coming years.

The main assumptions used were (i) expectations of the Brazilian market of production of sugar, soybean meal and corn, destined mainly to the export volume, (ii) expectations related to rail freight rates, (iii) the ability to availability transport and port, and (iv) macro-economic conditions.

All these future cash flows were discounted at rates between 11-15% (weighted average cost of capital), that reflect specific risks related to the relevant assets in its cash-generating unit. An increase of 3.8 percentage points in the discount rate should change for the estimated recoverable amount to be equal to the carrying amount. The dollar has no significant impact on the projections and therefore the fluctuation of the exchange would have no significant effect on the estimated segments.

The result of the impairment tests is presented below:

	Book value (a)	Recoverable value
North Operation	15,300,645	26,159,997
South Operation	2,404,578	2,795,083
Container Operations	413,185	n/a (b	)

(a)	Includes property, plant and equipment and intangible assets.

(b)	The Container Operation did not present impairment indicators.

On December 31, 2016 no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological, and economic conditions in force at the time that such recovery is tested and, therefore, it is not possible to determine whether new reduction losses Recovery will occur in the future and, if they occur, whether these would be material.

•	Cosan Energia

The Company tests annually the recoverable amounts of goodwill (intangible assets with indefinite useful lives) arising from business combination transactions. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The combined carrying amounts of goodwill allocated to cash generating units are as follows:

	Consolidated
	December 31, 2016	December 31, 2015
Cash-generating unit – Lubricants	614,765	612,797
Cash-generating unit Cosan - other business	43	43

Total goodwill	614,808	612,840

Recoverable amount is determined by reference to the value in use, using the discounted cash flows model based on managements estimated budget information which takes into consideration assumptions related to each business, using market available information as well as previous performance. Discounted cash flows are estimated for a period of 5 to 10 years and perpetuity. Management considers appropriate to estimate cash flows for a period longer than 5 years as this reflects the estimated period for use of the asset groups and businesses involved.

The main assumptions used mainly consider the expected growth in operations based on Gross Domestic Product (GDP) segmented, as well as taking into account the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectations of commodity sales price, using discount rates that reflect specific risks related to the business.

Future cash flows are discounted using discount rates 13% (weighted average cost of capital) and a terminal value growth rate of 4.5% from 2026 that reflect specific risks relating to the significant assets in each cash-generating unit.

An increase of 5.5 percentage points in the discount rate should change for the estimated recoverable amount to be equal to the carrying amount. The dollar has impact on the projections and therefore the fluctuation of the exchange would have effect on the estimated.

The impairment test performed as of December 31, 2016 did not result in the need to recognize impairment losses on the carrying value of intangible assets or goodwill. The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by current market, technological and economic conditions. These tests are not indicative of future impairment losses and/or whether they would be material.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20	Loans, borrowings and debentures

	Interest
Description	Index(i)	Annual interest(ii)	December 31, 2016	December 31, 2015	Maturity
Loan and borrowings
BNDES	URTJLP	9.34%	2,663,073	2,851,793	Jun-29
	Fixed	4.93%	1,233,476	1,016,225	Feb-25
	TJ462	10.43%	651,371	809,660	Oct-20
	Selic	15.72%	313,395	298,258	Jun-23
	TJLP	9.92%	137,130	176,900	Jun-23
	Selic	13.65%	5,277	5,595	Sep-20
	Fixed	3.52%	3,930	4,684	Jan-24
	IPCA	14.60%	3,453	4,152	Nov-21
	URTJLP	11.40%	17	217	Jan-17
EIB	US$ + Libor	2.43%	612,961	869,014	Sep-21
Foreign loans	GBP + Libor	3.74%	218,232	312,940	Dec-19
FRN	US$	2.63%	—	216,134	Jan-17
NCE	112% of CDI	15.39%	120,069	406,805	Dec-18
	109% of CDI	15.50%	—	304,644	Oct-18
	129,62% CDI	18.01%	552,576	—	Jun-23
	129,62% CDI	17.61%	294,516	—	Dec-18
	129,62% CDI	17.57%	80,486	—	Nov-17
	US$	3.79%	—	126,669	Jul-16
Perpetual Notes	US$	8.25%	1,650,089	1,976,673	—
Resolution 4131	US$	4.79%	133,957	477,705	Oct-20
	US$ + Libor	2.40%	407,306	471,045	Mar-18
	US$ + Libor	2.00%	32,798	406,348	Apr-17
Senior Notes Due 2018	Fixed	9.50%	168,163	875,376	Mar-18
Senior Notes Due 2023	US$	5.00%	322,062	2,009,296	Mar-23
Senior Notes Due 2027	US$	7.00%	2,304,384	—	Jan-27
FINEP	Fixed	5.00%	109,233	137,133	Nov-20
Trade banks	CDI + 3,50% p.a.	18.13%	—	205,781	Sep-16
	CDI + 4,91% p.a.	19.21%	163,815	195,632	Jun-19
	Fixed US$	6.33%	86,140	3,898	Dec-21
Working capital	CDI + 2,80% p.a.	17.33%	390,024	388,203	Dec-18
	CDI + 2,95% p.a.	17.50%	287,168	—	Dec-18
	US$ + Libor	4.45%	—	100,121	Sep-21
	CDI + 0,28% p.m.	17.93%	9,988	25,004	Dec-17
	121,10% do CDI	17.37%	—	10,144	Nov-16
Secured account	118% do CDI	17,39%	22,605	17,764	Mar-17
Prepayment	US$+Libor Tri	3.91%	55,641	—	Apr-17
FINIMP	US$+Libor Tri	3.37%	40,798	—	Jun-17

			13,074,133	14,703,813

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description	Index(i)	Annual interest(ii)	December 31, 2016	December 31, 2015	Maturity

Debentures
Convertible debentures	URTJLP	9.01%	—	2,592	Jun-16
Non-convertible debentures	CDI + 2,05% p.a.	16.47%	154,235	1,431,607	Mar-18
	CDI + 1,30% p.a.	15.11%	300,183	775,228	Oct-17
	CDI + 3,50% p.a.	17.61%	2,347,271	—	Jun-23
	IPCA	5.26%	528,340	594,157	Dec-25
	108 % of CDI	14.80%	350,852	526,285	Jul-18
	IPCA	6.57%	1,291,413	484,246	Sep-20
	Fixed	13.13%	163,862	161,175	Oct-20
	CDI	14.65%	128,208	119,785	Sep-19
	% of net revenue	—	—	30,315	Dec-99

			5,264,364	4,125,390
Total			18,338,497	18,829,203

Current			2,404,009	2,775,510

Non-current			15,934,488	16,053,693

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.
(ii)	As at December 31, 2016.

Some financing agreements with the BNDES, destined to investments, are also guaranteed, according to each contract, by bank guarantee, with an average cost of 2.7% p.a. or by real guarantees (assets) and escrow account. On December 31, 2016, the balance of bank guarantees contracted was R$ 3,197,176 (R$ 3,006,201 as of December 31, 2015).

The company used for calculating the average rates, on an annual basis, the annual average CDI of 14.06% and TJLP of 7.5%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2016	December 31, 2015
13 to 24 months	2,910,978	3,019,933
25 to 36 months	2,438,100	5,018,106
37 to 48 months	2,282,419	1,358,827
49 to 60 months	1,372,229	1,391,162
61 to 72 months	1,097,584	528,441
73 to 84 months	1,629,307	289,532
85 to 96 months	199,967	2,125,934
Thereafter	4,003,904	2,321,758

	15,934,488	16,053,693

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

BNDES

Refers to the financing of expansion of the gas distribution, logistic segment and are allocated to investments in property, plant and equipment and intangible assets. For these loans, the guarantees offered are:

•	Project V - direct operation with BNDES: bank guarantee from Banco Itaú BBA for 100% of the financing.

•	Project VI - direct operation with the BNDES: bank guarantee of the banks Bradesco (67.83%), Itaú (14.56%) and Safra (17.61%).

•	Project VII - direct operation with BNDES: bank guarantee of Santander banks (39.69%), Sumitomo (33.33%) and Safra (26.98%).

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR, maturing in 2021 and secured by bank guarantees. The funds were used to expand and support the natural gas distribution network. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks for 89% of CDI.

FINEP

In November 2012, Cosan Biomassa S.A. obtained a bank loan of R$ 89,694, maturing in January 2021. These loans are secured by bank guarantees. These loans will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Foreign currency loans

On December 22, 2014, Cosan Lubes Investment renegotiated its loan maturing in December 2019; including the grace period for the principal amount of two and a half years. The original loan was disbursed on June 29, 2012, for a principal amount of £ 54,000 and was obtained in order to acquire control of Comma Oil and Chemicals Limited in July 2012.

FRN - Floating-Rate Note

Loan with variable interest rate related to a reference point, such as the rate of US Treasury Bonds, LIBOR, Fed Funds or the basic interest rate. They are issued primarily by financial institutions and governments and usually have from two to five years to maturity.

Export credit note - NCE

The credit notes were settled through export, upon proof of transportation of the export product effected. As a contracting in the amount of US$ 126,669, which included exchange variation of the US dollar and annual fixed interest of 3.40%, with final maturity in July 2016.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued US$ 500,000 of perpetual notes in the international capital market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Resolution 4,131

Refers to funds raised abroad with several financial institutions, maturing by 2020, aiming to finance the Company’s cash flow and controlled. To mitigate the risk of exchange and interest rate derivative instruments were contracted whose interest rate was changed to 77.2% and 84,3% of the CDI.

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

Senior Notes Due in 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of US$ 500,000, bearing annual interest of 5%, payable semiannually in September and March of each year.

Senior Notes Due in 2027

On June 20, 2016, it issued Senior Notes in the international market under “Regulation S” and “Rule 144A” in the amount of US$ 500 million, which bears interest at 7% p.a. The funds were used for partial repayment of Senior Note due 2018 and Senior Note due 2023

On July 18, 2016, the Cosan Luxembourg S.A. (“Cosan Lux”) issued an additional U.S.$150,000 principal amount of its 7% Senior Notes due 2027. The Bonds are additional securities issued pursuant to the provisions of the indenture, dated as of June 20, 2016, among the Issuer, Cosan S.A. and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”),

FINIMP

On July 1, 2016, the indirect subsidiary “Cosan Lubricants” contracted a loan “FINIMP” with Citibank in the amount of US $ 12,345 at an interest rate of Libor 3M + 2.52% pa, maturing on 30 June 2017. The funds were used to pay for raw materials imported.

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

On June 31, 2016, the indirect subsidiary ALL Malha Norte made the ninth issue of simple, non-convertible, unsecured debentures in a single series, in the amount of R$ 2,433,269, maturing in June 2023. The debentures have guaranteed fiduciary guarantees provided by Rumo SA. The funds raised were used in the process of reprofiling part of the debts of the Rumo and its subsidiaries, due in 2016, 2017 and 2018.

Changes in loans, borrowings and debentures:

At December 31, 2014	8,502,640
Acquisition	5,201,072
Payment	(5,097,051)
Monetary and exchange variations	3,566,701
Business combination	6,639,223
Other	16,618

At December 31, 2015	18,829,203
Acquisition	7,527,792
Payment	(8,652,290)
Monetary, exchange variations and fair value	609,221
Other	24,571

At December 31, 2016	18,338,497

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2016	December 31, 2015
Brazilian Real	12,474,129	11,863,258
US Dollar (i)	5,646,136	6,653,005
Pound Sterling	218,232	312,940

	18,338,497	18,829,203

(i)	On December 31, 2016, all dated debts denominated in US Dollars have currency risk protection through derivatives (Note 35).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial Covenants

➢	“Cosan S.A” and its subsidiaries

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

Below are the financial covenants of debts and debentures open:

Debt	Financial covenant
BNDES	Not applicable
EIB loans
FINEP
Foreign loans
Perpetual Notes
FINIMP

Resolution 4131	Net debt / EBITDA not exceeding 3.75x Short-term loans and total loans can not be greater than or equal to 0.55x

Senior Notes 2023	Net debt / EBITDA not higher than or equal to 3.5
Senior Notes 2018
Senior Notes 2027

Debentures 3º issue	Onerous net debt / EBITDA not higher than or equal to 4x Short-term Loan and total loan may not be greater than or equal to 0.6x
Debentures 4º issue
Debentures 5º issue

➢	“Cosan Logística” and its subsidiaries

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net comprehensive debt (Bank loans, bonds, leases, certificates of real estate receivables net of cash and cash equivalents, marketable securities and derivative instruments)/ EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, on which is applicable only to BNDES. A quarterly measurement is required on the reporting date, using the consolidated financial statements.

The agreed ratio is up to 4.5x comprehensive net debt / EBITDA, and the minimum coverage ratio of 1.1 x EBITDA / financial result, limit that was being serviced by the Company on December 31, 2016. The limit reduces annually until reaching 3.0x by 2021

As of December 31, 2016, the subsidiary Cosan Logística did not have loans with the BNDES, subject to covenants. These covenants have been replaced by bank guarantees.

As at December 31, 2016, the Company and its subsidiaries were in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

21	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2016				December 31, 2015
	Less than one year	Between one and five years	More than five years	Total	Total
Future minimum lease payments	604,494	891,699	341,248	1,837,441	2,196,200
Rolling stock	573,809	802,308	240,602	1,616,719	1,953,414
Terminal	23,467	83,837	100,646	207,950	232,148
Other	7,218	5,554	—	12,772	10,638
Interests	(131,862)	(233,124)	(74,912)	(439,898)	(454,499)
Rolling stock	(115,582)	(190,524)	(52,052)	(358,158)	(357,416)
Terminal	(15,083)	(41,668)	(22,860)	(79,611)	(96,069)
Other	(1,197)	(932)	—	(2,129)	(1,014)

Present value of minimum lease payments	472,632	658,575	266,336	1,397,543	1,741,701

Current				472,632	539,615

Non-current				924,911	1,202,086

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of December 31, 2016, the future minimum lease payments under non-cancellable leases are as follows:

	December 31, 2016				December 31, 2015
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Assets	11,545	31,050	10,576	53,171	60,680

The rentals are recognized as expenses (Note 33) on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Concessions payable

	Concessions payable		Judicial deposits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Payables
Malha Sul	73,707	65,906	—	—
Malha Paulista	52,979	24,944	—	—

	126,686	90,850	—	—
Court Discussion
Malha Paulista	1,345,722	1,175,697	118,820	116,510
Malha Oeste	1,135,398	957,697	19,464	18,060

	2,481,120	2,133,394	138,284	134,570

Total	2,607,806	2,224,244	138,284	134,570

Current	27,662	20,205

Non-current	2,580,144	2,204,039

Court Discussion

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, ALL Malha Paulista filed an interlocutory injunction and subsequently Declaratory Action before the 21th Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as provided in the bidding documents.

ALL Malha Paulista required an injunction to suspend payment of installments due and falling of the concession and lease agreements and to offset the credit balance resulting from labor amounts paid by ALL with the amount charged by the Union. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease installments was deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits with a bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based in clauses 7 and 10 of the bidding documents.

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

ALL Malha Oeste also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender - additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills - LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, leaving now the expertise of definition to determine the amount of balance and related aspects. In December 2015, the replacement of guarantee letters presented by ALL with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still pends offsetting with the Company’s reimbursement rights.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

23	Commitments

(a)	Commitments for the acquisition of assets and regulatory targets

With the postponement of the Five-Year Tariff Review 2014 as a result of the publications of Resolutions ARSESP 493 and 494, both of May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule “, and the” provisional adjustment of marketing margins of São Paulo Gas Company - COMGÁS “, there is no set regulatory commitment in December 31, 2016 and 2015.

(b)	Gas transportation

COMGÁS has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were the Company to consume a volume of gas below its contractual obligation, the Company would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by COMGÁS were recognized as “Other non-current assets” in the statement of financial position (2016 R$ 244,006; 2015 R$ 204,725).

(c)	Regulatory assets (liabilities)

On December 31, 2016, the subsidiary COMGÁS has a current regulatory balance payable in the amount of R$ 414,011 (R$ 116,947 on December 31, 2015 as receivable) related to differences between the actual cost of the gas incurred, paid by the COMGÁS, and the cost of gas included in the tariff and charged to customers according to the tariff structure defined by ARSESP. During the year, the net current account flow was R$ 530,958 and the update by the Selic rate was R$ 30,763.

	December 31, 2016	December 31, 2015
Cost of gas to be recovered/(transferred)	(394,552)	114,076
Credits of taxes to be recovered/(transferred)	(24,061)	(3,910)
Adjustment to present value of taxes	1,592	192
Other	3,010	6,589

	(414,011)	116,947

Opening balance	116,947	242,654
Closing balance	(414,011)	116,947

Expense not recognized in the statement of income before income tax and social contribution	(530,958)	(125,707)

Regulatory assets (liabilities)	(476,822)	(145,545)
Adjustment	(30,763)	26,111
Extemporaneous credit	(7,277)	—
Other	(16,096)	(6,273)

	(530,958)	(125,707)

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

24	Trade payables

	December 31, 2016	December 31, 2015
Natural gas suppliers	1,377,528	1,489,552
Materials and service suppliers	789,675	627,067
Fuels suppliers	706	3,535
Judicial deposits (i)	(294,976)	(294,976)
Other	160,177	139,834

	2,033,110	1,965,012

Current	2,032,542	1,963,981

Non-current	568	1,031

(i)	On December 31, 2016, the balance of judicial discussion is due to the fact of Petrobras was charging different prices comparing to the market in gas supply is R$ 1,045,311, being the amount secured by judicial deposit R$ 294,976 and the guaranteed value through surety is of R$ 750,335.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Other taxes payable

	December 31, 2016	December 31, 2015 (Restated)
Tax amnesty and refinancing program - Refis (i)	215,565	209,527
COFINS - Revenue tax	54,208	23,080
PIS - Revenue tax	11,337	4,670
INSS - Social security	7,033	7,483
Other	42,102	39,901
ICMS – State VAT	84,700	73,692

	414,945	358,353

Current	261,169	153,540

Non-Current	153,776	204,813

(I)	On December 31, 2016, the Company recognized the amount of R$ 12,962 ( R$ 153,486 on December 31, 2015) related to installments of tax debts (REFIS) related to the IAA (Instituto do açúcar e álcool), INSS and other taxes, according to the note 5

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2016	December 31, 2015 (Restated)
13 a 24 months	20,728	8,950
25 a 36 months	17,344	8,728
37 a 48 months	11,714	7,971
49 a 60 months	11,393	4,156
61 a 72 months	11,220	3,604
73 a 84 months	11,220	3,604
85 a 96 months	10,767	3,604
Thereafter	59,390	164,196

	153,776	204,813

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Profit before taxes	555,987	668,484	468,463
Income tax and social contribution at nominal rate (34%)	(189,036)	(227,285)	(159,277)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	532,335	239,069	197,213
Credit claims for damages	18,447	114,844	—
Differences in tax rates on earnings / losses of overseas companies	(145,109)	24,699	2,465
Differences in tax rates on entities under Brazilian presumed profits tax regime	(493)	128	5
Tax profit of the activity (operating income)	10,092	20,219	—
Stock options expenses	(3,950)	(4,305)	(4,400)
Interest on capital (net received)	(45,573)	(10,375)	(13,380)
Non-deductible expenses (donations, gifts, etc.)	(32,683)	(30,878)	(19,232)
Tax losses not recorded (i)	(185,008)	(95,752)	(8,195)
REFIS discounts granted	—	—	9,972
Judicial demand related to income tax	—	—	13,839
Write off of tax loss carry-forwards - Partial spin-off	—	—	(35,469)
Non taxable foreign exchange gains of foreign subsidiaries	—	—	2,956
Other	(20,724)	46	(10,093)

Income tax and social contribution benefit (expense) - current and deferred	(61,702)	30,410	(23,596)

Effective rate - %	11.10	(4.55)	5.04

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that would justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes those credits do not expire.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

					December 31, 2015 (Restated)
	December 31, 2016
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	7,601,463	1,900,366	—	1,900,366	1,597,697
Social contribution tax loss carry forwards	7,827,558	—	704,480	704,480	580,269
Temporary differences
Foreign currency losses	1,737,006	434,251	156,331	590,582	937,281
Provision for judicial demands	1,180,627	295,157	106,256	401,413	354,730
Impairment	854,324	213,581	76,889	290,470	350,325
Business combination - Property, plant and equipment	444,294	111,074	39,986	151,060	246,757
Tax deductible goodwill	(316,235)	(79,059)	(28,461)	(107,520)	129,207
Gains or losses on actuarial liabilities	407,808	101,952	36,703	138,655	103,820
Allowance for doubtful accounts	460,931	115,233	41,484	156,717	95,015
Regulatory asset	208,939	52,235	18,804	71,039	76,764
Profit sharing	85,068	21,267	7,656	28,923	32,327
Concession contract	(31,225)	(7,806)	(2,810)	(10,616)	(12,552)
Assets held for sale	—	—	—	—	(1,255)
Business combination - Other fair value adjustments	(124,589)	(31,147)	(11,213)	(42,360)	(66,404)
Property, plant and equipment	(164,296)	(41,074)	(14,787)	(55,861)	(147,749)
Unrealized gains on derivatives instruments	(2,918)	(729)	(263)	(992)	(469,899)
Unrealized gains on investment properties	—	—	—	—	(62,069)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,037)
(-) Valuation allowance	(5,156,088)	(1,289,022)	(464,048)	(1,753,070)	(1,526,639)
Business combination - Intangible assets	(11,009,462)	(2,752,366)	(990,852)	(3,743,218)	(3,839,323)
Other	1,042,367	260,592	93,814	354,406	322,279

Total net liability		(1,530,081)	(530,482)	(2,060,563)	(2,434,456)
Deferred income tax - Assets				1,490,002	1,698,611
Deferred income tax - Liabilities				(3,550,565)	(4,133,067)

Total net deferred taxes				(2,060,563)	(2,434,456)

c)	Changes in deferred income taxes, net:

At December 31, 2014 - (Restated)	(1,481,756)
Recorded through income	198,075
Recorded through income - Discontinued operation	(6,321)
Recorded through other comprehensive income	5,262
Business combinations	(1,148,848)
Other	(868)
At December 31, 2015 - (Restated)	(2,434,456)
Recorded through income	166,932
Recorded through other comprehensive income	28,988
Discontinued operation	158,164
Business combinations	(32,371)
Other (i)	52,180

At December 31, 2016	(2,060,563)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Exchange variation effect due to conversion of invested balance abroad.

d)	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all of the taxes will be realized, the tax asset is reversed. There is no dead line for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

27	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Tax	479,532	441,674	376,454	377,435
Civil, regulatory and environmental	344,048	284,344	173,884	181,180
Labor	444,984	467,913	164,346	121,609

	1,268,564	1,193,931	714,684	680,224

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	25,833	29,176	52,684	107,693
Write-off / Reversals	(31,211)	(18,209)	(60,390)	(109,810)
Business combination	72,449	105,496	280,630	458,575
Indexation and interest charges	31,565	28,613	19,516	79,694

At December 31, 2015	441,674	284,344	467,913	1,193,931

Accruals	11,256	38,746	126,076	176,078
Write-off / Reversals	(8,277)	(35,111)	(188,837)	(232,225)
Indexation and interest charges	34,879	56,069	39,832	130,780

December 31, 2016	479,532	344,048	444,984	1,268,564

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	At December 31, 2016	At December 31, 2015
Compensation with FINSOCIAL (i)	269,275	255,022
State VAT - ICMS credits (ii)	84,778	79,417
INSS - Social security (iii)	63,103	57,916
PIS and COFINS	2,449	2,781
IPI - Excise tax credit - NT	1,155	1,105
Federal income taxes	329	329
Other	58,443	45,104

	479,532	441,674

(i)	During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.
(ii)	A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (a.k.a. PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool.
(iii)	Mainly related to social security contributions, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	At December 31, 2016	At December 31, 2015
ICMS - State VAT (i)	2,136,241	1,904,253
Federal income taxes (iii)	2,188,011	886,178
Foreign financial operation (ii)	986,179	911,942
PIS and COFINS - Revenue taxes (iv)	850,063	879,669
IRRF - Withholding tax (v)	861,531	792,104
INSS - Social security and other (vi)	615,403	577,686
IPI - Excise tax credit - NT (vii)	512,209	484,606
Goodwill ALL (viii)	483,723	446,535
Penalties related to tax positions (ix)	397,441	258,391
Compensation with IPI - IN 67/98 (x)	128,456	123,522
MP 470 - Tax installments (xi)	120,132	113,814
Intermodal	81,247	76,914
Stock option	62,216	57,554
Financial transactions tax on loan	54,896	49,844
Social security contributions	43,764	40,855
Compensation credit award	38,505	—
Other	992,682	952,651

	10,552,699	8,556,518

(i)	In summary, these demands relate basically:

•	tax assessments filed against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and industrial tolling services partnership in specified periods between May and December of 2006 and 2007. In these cases the company is jointly and severally liable;

•	ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked;

•	disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not Company’s core business.

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The State Tax Administration assessed the rail concessions for non-taxation of VAT (ICMS) on invoices for the provision of rail freight services for export. All assessments were contested, since there is a favorable position for taxpayers in the higher courts, based on the Federal Constitution and Complementary Law 87/1996; and

•	assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. The Company appealed at the administrative level. The Company is duly registered with the commercial registry with the corporate purpose of general warehouse, as well as being registered in the Federal Revenue Service and state tax authorities. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

(ii)	Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and social contribution calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and social contribution calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain (c) no inclusion, in the income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the social contribution calculation basis, using PIS and COFINS credits, (e) improper exclusion from taxable income and social contribution calculation using deferred taxes.

(iii)	In December 2011, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2006 to 2009. Such claim is based on the following: (a) tax benefits that arose from the deduction of goodwill amortization, (b) the offsetting of tax carry forwards and (c) taxes on revaluation differences of the property, plant and equipment. The Company filed its defense in January 2012 and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company quantified such possible loss.

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The main values added in the year is related to (i) administrative proceeding arising from tax assessment notices issued for the collection of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), for the base years of 2011 , 2012 and 2013, cumulated with interest of late and qualified and isolated fines, (ii) tax assessment notice on amortization of goodwill expense, the possible amount of which is R$ 618,992. The indictment is questioned at administrative level, (iii) The Company has a tax assessment notice related to the deduction of goodwill amortization deductions from 2011 to 2012, a possible amount of R$ 93,164, (iv) The Company has a tax assessment notice relating to exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation, the possible amount of which is R$ 76,369. The three notices of infraction are being questioned at the administrative level, (v) The subsidiary Cosan Lubrificantes has an assessment notice drawn up for the collection of IRPJ and CSLL for the 2011 and 2012 calculation period, for the exclusion of Net Income for the period, referring to the amortization of goodwill on the acquisition of investments valued by shareholders’ equity, the amount of which Possible is R$ 178,363. This goodwill is the responsibility of the subsidiary Cosan Lubrificantes and was contributed to Raízen Combustíveis, and the assessment was a reflection of the assessment related to the period from 2009 to 2011.

(iv)	Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9.718/98. The Supreme Court has already ruled on this issue, judging the broadening of the case unconstitutional.

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

ALL Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

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

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	At December 31, 2016	At December 31, 2015
Civil	2,831,407	2,385,643
Labor	1,089,119	960,446
Regulatory	397,414	339,267
Environmental	351,915	295,984

	4,669,855	3,981,340

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

On December 31, 2016, there was a credit sales to third party in the amount of R$ 233,570 (net lawyer fees) related to credit previously recorded on December 31,2015 in the amount of R$ 290,180 ( net of legal fees provision) , the same matter as the actions described above. The Company recorded in “Other operating income (expense), net” the amount of R$ 45,625 related to financial discount on this operation.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At December 31, 2016, the asset recorded for the indemnity lawsuit and corresponding provision for legal fees totaled R$ 480,723 and R$ 59,678 respectively (R$ 830,461 and R$ 113,944 as at December 31, 2015) in the line of “other assets” and “other liabilities” respectively

The Company has additional claims to those mentioned above, which, because they are considered probable, were not recorded because they represent contingent assets.

28	Preferred shareholders payable in subsidiaries

The Company contributed all of its common shares issued by Raízen Energia SA and Raízen Combustíveis SA and debts, net of financial resources, in the amount of R$ 1,979,519, represented by debentures and working capital, to the subsidiary Cosan Investimentos Investments.

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

The financial liability will be measured taking into account the “debit balance” of the initial contribution plus the financial update less dividends paid (also updated). The Company will be required to pay the Investors if they exercise the option to sell the investment in 2021.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29	Shareholders’ equity

a)	Share capital

As of December 31, 2016, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%

Controling group	14,514,418	8.32	96,332,044	100.00
Skagen AS	16,220,419	9.30	—	—
M&G Investment Management Limited*	6,056,705	3.47	—	—
Eastspring Investments (Singapore) Limited*	2,715,398	1.56	—	—
Free Float	128,851,899	73.90	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2016, the capital authorized is US$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value US$ 0.01 each and 188,886,360 Class B Shares or par value US$ 0.01 each . The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of December 31, 2016 and December 31, 2015 with a market value of U.S.$ 7.51 per share at December 31, 2016 (U.S.$3.69 per share at December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2015	Comprehensive (loss) income	December 31, 2016
Foreign currency translation effects	(468,350)	146,092	(322,258)
Gain on cash flow hedge in joint ventures and subsidiaries	(235,779)	45,778	(190,001)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	(190,735)	—
Actuarial loss on defined benefit plan	28,032	(57,049)	(29,017)
Financial instrument with subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	(9,366)	(2,618)

Total	(478,614)	(59,280)	(537,894)

Attributable to:
Owners of the Company	(478,207)	(2,247)	(480,454)
Non-controlling interests	(407)	(57,033)	(57,440)
	December 31, 2014	Comprehensive (loss) income	December 31, 2015

Foreign currency translation effects	(298,446)	(169,904)	(468,350)
Loss on cash flow hedge in joint ventures and subsidiaries	(10,574)	(225,205)	(235,779)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial loss on defined benefit plan	47,104	(19,072)	28,032
Changes in fair value of available for sale securities	(1,467)	8,215	6,748

Total	(72,648)	(405,966)	(478,614)

Attributable to:
Owners of the Company	(165,618)	(312,589)	(478,207)
Non-controlling interests	92,970	(93,377)	(407)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

30	Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 29).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 29). The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Profit attributable from continued operation to ordinary equity holders for basic earnings	325,132	381,392	121,673
(Loss) profit attributable from discontinued operation to ordinary equity holders for basic earnings	(47,328)	24,326	38,715
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(3,096)	(394)	(1,212)
Dilutive effect of subsidiary’s stock option plan - Discontinued operation	200	—	—
Dilutive effect of put option	(15,601)	(15,601)	(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	306,435	365,397	104,860

(Loss) profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution	(47,128)	24,326	38,715

Weighted average number of shares outstanding	264,690,883	264,690,883	264,690,883
Basic earnings (loss) per share from:
Continuing operations	R$1.2283	R$1.4409	R$0.4597
Discontinuing operations	R$(0.1788)	R$0.0919	R$0.1463

	R$1.0495	R$1.5328	R$0.6060
Diluted earnings (loss) per share from:
Continuing operations	R$1.1577	R$1.3805	R$0.3962
Discontinuing operations	R$(0.1780)	R$0.0919	R$0.1463

	R$0.9797	R$1.4724	R$0.5425

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

31	Net sales

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Gross revenue from sales of products and services	14,673,819	14,387,630	10,538,852
Construction revenue	339,025	408,086	481,314
Indirect taxes and deductions	(2,494,705)	(2,440,180)	(2,115,423)

Net revenue	12,518,139	12,355,536	8,904,743

32	Costs and expenses by type

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Raw materials and consumables used	(4,320,833)	(5,654,826)	(4,286,236)
Employee benefit expense	(1,934,690)	(1,506,791)	(1,302,468)
Transportation expenses	(1,394,544)	(1,193,670)	(887,299)
Depreciation and amortization	(1,697,983)	(1,129,015)	(661,226)
Construction cost - IFRIC 12	(339,025)	(408,086)	(481,314)
Selling expenses	(72,683)	(65,096)	(60,906)
Leases and concessions expenses	(193,637)	(141,010)	—
Leases expenses	(38,977)	(18,135)	—
Other	(363,394)	(341,418)	(187,258)

	(10,355,766)	(10,458,047)	(7,866,707)
Cost of sales	(8,317,490)	(8,645,653)	(6,353,076)
Selling	(1,037,542)	(900,728)	(881,543)
General and administrative	(1,000,734)	(911,666)	(632,088)

	(10,355,766)	(10,458,047)	(7,866,707)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

33	Other (expense) income, net

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Settlement of pre-existing relationship with business combinations	—	29,838	—
Insurance reimbursement income	12,794	28,776	—
Rental income	2,889	2,760	399
Cost related to internal organization and prospective acquisitions (i)	—	(141,988)	(134,614)
Loss on disposal of non-current assets	(22,961)	(9,672)	(10,836)
Gains on compensation claims	—	345,193	—
Net effect of legal proceedings, recoverable and tax installments (ii)	(111,841)	(41,569)	(51,347)
Other	2,817	38,980	43,565

	(116,302)	252,318	(152,833)

(i)	Refers to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.
(ii)	The total is also composed by the adjustment balance as mentioned in note 5

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

34	Financial results

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Cost of gross debt
Interest on debt	(1,835,474)	(1,287,842)	(619,563)
Monetary and exchange rate variation	865,158	(1,642,998)	66,944
Derivatives (i)	(1,463,395)	1,258,308	69,638
Amortization of borrowing costs	(73,832)	—	—
Discounts obtained from financial operations	85,962	—	—
Guarantees and warranties on debt	(50,819)	(23,708)	(21,310)

	(2,472,400)	(1,696,240)	(504,291)
Income from financial investment	534,657	345,252	135,147

	534,657	345,252	135,147

Cost of debt, net	(1,937,743)	(1,350,988)	(369,144)
Other charges and monetary variations
Interest on other receivables	263,180	170,673	72,628
Monetary variation on leases and concessions agreements	(296,118)	(180,311)	—
Monetary variation on leases	(207,686)	(117,589)	—
Bank charges	(314,014)	(143,445)	(119,092)
Advances on real state credits	(39,671)	(40,392)	—
Interest on other liabilities	(534,792)	(563,841)	(591,362)
Interest on other financial assets	18,827	—	—
Exchange variation	(7,759)	41,427	10,191

	(1,118,033)	(833,478)	(627,635)

(=) Financial results, net	(3,055,776)	(2,184,466)	(996,779)
Finance expense	(3,673,356)	(2,637,317)	(1,067,359)
Finance income	1,102,918	576,614	209,684
Exchange variation	997,109	(746,058)	(300,467)
Derivatives	(1,482,447)	622,295	161,363

Financial results, net	(3,055,776)	(2,184,466)	(996,779)

(i)	The balances of fair value of derivatives that were presented under interest and monetary variation on December 31, 2015 and 2014 were relocated to the caption derivatives and fair value for better presentation of this financial information. The impact of reallocating the number of December 31, 2015 and 2014 was R$ 27,163 and R$ 98,341 respectively.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

35	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	December 31, 2016	December 31, 2015
Assets
Fair value through profit or loss
Investment funds	3,203,907	2,216,149
Marketable securities	1,291,580	605,490
Other financial assets	—	144,208
Derivate financial instruments	751,080	2,430,296

	5,246,567	5,396,143
Loans and receivables
Cash and cash equivalents	1,295,681	1,289,675
Trade receivables	1,185,430	964,978
Restricted cash	200,999	258,183
Receivables from related parties	242,257	296,574
Dividends receivable	144,160	12,064

	3,068,527	2,821,474
Total	8,315,094	8,217,617

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	14,525,030	13,895,414
Leases	1,397,543	1,741,701
Real state credit certificates	195,745	285,006
Trade payables	2,033,110	1,965,012
Other financial liabilities	203,303	236,698
Payables to related parties	237,081	204,080
Dividends payable	93,500	39,934
Tax installments - REFIS	215,565	209,527
Preferred shareholders payable in subsidiaries	1,769,427	2,042,878

	20,670,304	20,620,250
Fair value through profit or loss
Loans, borrowings and debentures	3,813,467	4,933,789
Contingent consideration	166,807	217,377
Post-employment benefits	441,480	344,447
Derivative financial instruments	295,844	742,498

	4,717,598	6,238,111
	25,387,902	26,858,361

During the period there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

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

As at December 31, 2016 and 2015, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Exchange rate derivatives
Forward agreements	438,689	2,058,190	(14,983)	46,247
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,988,540	1,083,526	104,491	(107,230)
Cross currency interest rate swaps	4,315,575	4,629,948	365,728	1,748,781

	6,304,115	5,713,474	470,219	1,641,551
Total financial instruments			455,236	1,687,798

Assets			751,080	2,430,296

Liabilities			(295,844)	(742,498)

Credit risk

	December 31, 2016	December 31, 2015
Cash and cash equivalents(i)	4,499,588	3,505,824
Trade receivables(ii)	1,185,430	964,978
Other financial assets(ii)	—	144,208
Derivative financial instruments(iii)	751,080	2,430,296
Marketable securities (i)	1,291,580	605,490
Restricted cash (i)	200,999	258,183
Dividends receivable	144,160	12,064

	8,072,837	7,921,043

(i)	The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AA.

The credit risk on cash and cash equivalents, marketable securities, other financial assets and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
AAA	—	1,473,089
AA	5,499,565	4,068,000
A	983,384	357,399
BB	—	207,097
BBB	260,298	580,233

	6,743,247	6,685,818

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts

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

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2016					December 31, 2015
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total

Loans, borrowings and debentures	(3,983,465)	(5,470,025)	(9,896,137)	(10,607,509)	(29,957,136)	(29,450,102)
Trade payables	(2,032,542)	(568)	—	—	(2,033,110)	(1,965,012)
Other financial liabilities	(203,303)	—	—	—	(203,303)	(236,698)
REFIS	(67,873)	(21,536)	(32,309)	(114,201)	(235,919)	(233,363)
Leases	(588,428)	(349,744)	(563,007)	(323,711)	(1,824,890)	(2,132,455)
Real estate credits certificates	(138,824)	(104,804)	—	—	(243,628)	(382,559)

	(7,014,435)	(5,946,677)	(10,491,453)	(11,045,421)	(34,497,986)	(34,400,189)

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

As at December 31, 2016 and 2015, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	December 31, 2016		December 31, 2015
	R$	US$	R$	US$
Cash and cash equivalents	424,334	130,200	256,003	65,561
Trade receivables	11,940	3,664	18,227	4,668
Advances to suppliers	58,866	18,062	85,155	21,808
Trade payables	(22,005)	(6,752)	(15,894)	(4,070)
Loans, borrowings and debentures	(6,323,330)	(1,940,207)	(6,653,006)	(1,703,802)
Advances from clients	—	—	(1,701)	(436)
Contingent consideration	(68,388)	(20,984)	(65,064)	(16,663)
Derivative financial instruments	6,413,619	1,967,911	6,688,138	1,712,799

Foreign exchange exposure, net	495,036	151,894	311,858	79,865

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at December 31, 2016, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2016, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2016	Scenario
		Probable	25%	50%	-25%	-50%
USD	3.26	3.60	4.50	5.40	2.70	1.80

The external source used by the Company for market projections was the Company “Tendências Consultoria Integrada”

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	39,528	104,354	208,710	(104,354)	(208,710)
Trade receivables	USD fluctuation	1,249	3,297	6,593	(3,297)	(6,595)
Advances to suppliers	USD fluctuation	6,157	16,256	32,512	(16,256)	(32,512)
Trade payables	USD fluctuation	(2,302)	(6,077)	(12,254)	6,077	12,154
Exchange rate derivatives(i)	USD fluctuation	6,727	15,231	30,462	(15,231)	(30,462)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	247,055	1,296,713	2,540,328	(1,191,046)	(2,435,157)
Loans, borrowings and debentures	USD fluctuation	(359,727)	(949,707)	(1,899,413)	949,707	1,899,413
Contingent consideration	USD fluctuation	(7,153)	(18,886)	(37,771)	18,885	37,770

Impacts on profit or loss		(68,466)	461,181	869,166	(355,515)	(764,098)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b)	Interest rate risk

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

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2016
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	538,117	134,530	269,059	(134,530)	(269,059)
Marketable securities	42,621	10,655	21,311	(10,655)	(21,311)
Leases	(88,905)	(22,226)	(44,453)	22,226	44,453
Advances on real state credits	(31,013)	(7,753)	(15,507)	7,753	15,507
Interest rate derivatives	98,433	(244,094)	(450,245)	300,849	668,831
Loans, borrowings and debentures	(1,942,760)	(456,359)	(912,718)	456,359	912,718

Impacts on profit or loss	(1,383,507)	(585,247)	(1,132,553)	642,002	1,351,139

The probable scenario considers the estimated interest rate, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	11.74%	14.68%	17.61%	8.81%	5.87%
CDI	11.48%	14.35%	17.22%	8.61%	5.74%
TJ462	8.50%	10.63%	12.75%	6.38%	4.25%
TJLP	7.50%	9.38%	11.25%	5.63%	3.75%

The external source used by the Company for market projections was the Company “Tendências Consultoria Integrada”

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes Due 2018, 2023 and 2027 are listed on the Luxembourg Stock Exchange (Note 20) is based on their quoted market price as of December 31, 2016, of 95.68% (78.71% on December 31, 2015) and 96.05% (83.83% at December 31, 2015), and 100,65%, respectively, of the face nominal value at December 31, 2016.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 20) is based on their quoted market price as December 31, 2016 of 103.03% (79.64% at December 31, 2015) of the face value of obligations at December 31, 2016.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 20).

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

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	December 31, 2016	December 31, 2015	December 31, 2016			December 31, 2015
			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	3,203,907	2,216,149	—	3,203,907	—	—	2,216,149	—
Marketable securities	1,291,580	605,490	—	1,291,580	—	—	605,490	—
Other financial assets	—	144,208	—	—	—	—	144,208	—
Derivate financial instruments	751,080	2,430,296	—	751,080	—	—	2,430,296	—

Total	5,246,567	5,396,143	—	5,246,567	—	—	5,396,143	—

Liabilities
Loans, borrowings and debentures	(3,813,467)	(4,933,789)	—	(3,813,467)	—	—	(4,933,789)	—
Post— employment benefits	(441,480)	(344,447)	—	(441,480)	—	—	(344,447)	—
Contingent consideration (i)	(166,807)	(217,377)	—	—	(166,807)	—	—	(217,377)
Derivative financial instruments	(295,844)	(742,498)	—	(295,844)	—	—	(742,498)	—

Total	(4,717,598)	(6,238,111)	—	(4,550,791)	(166,807)	—	(6,020,734)	(217,377)

(i)	The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2015	2,522,772	(822,586)	1,700,186
Interest amortization	(72,662)	241,521	168,859
Fair value	(294,099)	455,793	161,694

At December 31, 2016	2,156,011	(125,272)	2,030,739

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

36	Post-employment benefits

	December 31, 2016	December 31, 2015
Futura	43,401	48,414
Futura II	163	335
COMGÁS	397,916	295,698

	441,480	344,447

Pension plan

Defined contribution

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and COMGÁS Pension Plan – PLAC. The Company and its subsidiaries does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

During the year ended December 31, 2016, the amount of sponsor contributions to the plans was R$ 212 (R$ 121 on December 31, 2015).

Actuarial liabilities

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

The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon - Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2016, the amounts of contributions totaled R$ 4,571 (R$ 7,499 for the year ended December 31, 2015). The weighted average duration of obligation is 10,66 years. In 2017 the subsidiary expects to make a contribution in the amount of R$ 37,442 in relation to its defined benefit plan

•	COMGÁS:

Obligations relating to plans for post-employment benefits, which include health care, pension for death, incapability assistance and lifetime medical care.

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2016, the amounts of contributions totaled R$ 23,588 (R$ 16,250 for the year ended December 31, 2015). The weighted average duration of obligation is 12.2 years.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2016	December 31, 2015
Actuarial obligation at beginning of the year	654,329	639,622
Current service cost	238	247
Interest expense	84,017	76,009
Actuarial (gain) loss arising from financial assumptions	(2,340)	(56,544)
Actuarial (gain) loss arising from experience adjustment	52,301	38,207
Benefits payment	(55,648)	(43,211)

Actuarial obligation at the end of the year	732,897	654,330

Fair value of plan assets at beginning of the year	(361,026)	(334,330)
Interest income	(45,453)	(38,770)
Earnings on assets greater than discount rate	(9,151)	(7,387)
Contributions paid	(4,572)	(7,499)
Benefit payments	32,060	26,961

Fair value of plan assets end of the year	(388,142)	(361,025)

Superplus (deficit) for the year	344,755	293,305

Asset Ceiling effect	—	51,176
Net defined benefit liability	344,755	344,481

Total expense recognized in profit or loss is as follow:

	December 31, 2016	December 31, 2015
Current service cost	(238)	(247)
Interest expense	(39,892)	(37,239)

	(40,130)	(37,486)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2016	December 31, 2015
Accumulated at the initial of the year	116,430	90,979
Actuarial (gain) loss arising from financial assumptions	94,070	(56,544)
Actuarial (gain) loss arising from experience adjustment	51,124	38,207
Earnings on assets greater than discount rate	(9,151)	(7,388)
Irrecoverable surplus change	—	51,176

Accumulated at the end of the year	252,473	116,430

The plan assets are comprised of the following:

	December 31, 2016		December 31, 2015
	Amount	%	Amount	%
Fixed income bonds	364,659	93.95%	296,402	82.10%
Variable-income securities	19,407	5.00%	33,900	9.39%
Other	4,075	1.05%	30,723	8.51%

	388,141	100.00%	361,025	100.00%

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		COMGÁS
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Discount rate	10.84%	12.98%	10.83%	14.14%
Inflation rate	4.50%	5.30%	4.50%	6.50%
Future salary increases	N/A	N/A	7.64%	9.69%
Increase in pension plans	4.50%	5.30%	4.50%	6.50%

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis

Changes in the discount rate for the balance sheet date in one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.05%	0.05%
Futura	(19,905)	21,749
Futura II	(45)	47
COMGÁS	(23,263)	20,013

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

37	Share-based payment

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

The vesting period and share options outstanding at the end of the year are as follows:

Share option programs	Expected life (years)	Interest rate %	Expected volatility %	Number of instruments on December 31, 2016			Market price on grant date	Exercise price at December 31, 2016	Fair value at grant date -R$(i)
				Granted	Exercisable options	Outstanding

August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(3,083,000)	1,347,000	22.80	26.25	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(1,500,000)	3,500,000	22.80	26.25	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(48,000)	652,000	38.89	46.54	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	—	860,000	45.22	53.45	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	—	945,000	39.02	43.35	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	—	674,000	19.96	19.31	7.67
October 2, 2015	5	15.66	62.94	4,485,238	—	4,160,238	6.30	8.01	2.83

				17,699,238	(4,631,000)	12,138,238

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

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

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price - R$
At December 31, 2015	13,876,238	24.22
Cancellation or settlements	(330,000)	—
Share options exercised	(1,408,000)	26.76

At December 31, 2016	12,138,238	23.96

For the year ended December 31, 2016, R$ 11,621 (R$ 12,661 on December 31, 2015 and R$ 12,924 on December 31, 2014) has been recognized as an expense related to the stock option plan. The options outstanding at December 31, 2016 had a weighted-average contractual life of 3.4 years (2015: 3.9 years). The expense to be recognized in the coming years is R$ 23,638 as of December 31, 2016.

38	Subsequent events

Third-party credit assignment

On January 5, 2017, the subsidiary “Cosan S.A” received the amount of R$ 233,570 related to the assignment of credit to third parties described in note 27.

Pricing and the placement of foreign debt

On February 2, 2017, the indirect subsidiary, “Rumo S.A”, priced and the set of foreign debt issue by its subsidiary, Rumo Luxembourg S.A., Senior Notes Due 2024 (“2024 Notes”) in the total amount of US $ 750,000 maturing on February 2024 with coupon of 7.375% p.a, paid semiannually.

The 2024 Notes were rated, BB- by Standard & Poor’s and Fitch Ratings. Rumo will use the net proceeds of this transaction to prepay certain debt.