Form 20-F
period 2017-12-31
Cosan Ltd.
filed 2018-04-27
CIK 1402902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Av. Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04543-011, Brazil

(55)(11) 3897-9797

(Address of principal executive offices)

Marcelo Eduardo Martins

(55)(11) 3897-9797

ri@cosan.com

Av. Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04543-011, Brazil

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

The number of outstanding shares as of December 31, 2017 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share	146,867,137
Class B – series 1 – Common Shares, par value $.01 per share	96,332,044

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes  ☐    No  ☐

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

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A. Indústria e Comércio, or “Cosan” or “Cosan S.A.,” Cosan Logística S.A., or “Cosan Logística,” and their respective subsidiaries and jointly-controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar or the British pound. Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

We have presented our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of December 31, 2017, 2016 and 2015 and for the years then ended have been audited by KPMG Auditores Independentes, or “KPMG.” KPMG is an independent registered public accounting firm, whose report is included herein.

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia,” collectively referred to as “Raízen.” Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11- Joint Arrangements, or “IFRS 11,” the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As such, for the nine-month period ended December 31, 2013, the Company accounted for these joint ventures under the equity method as opposed to the proportional consolidation method previously applied until March 31, 2013, and the accounting for the joint ventures for the fiscal year ended March 31, 2013 has been restated for the impacts of retrospectively adopting IFRS 11. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—“Investments in Associates and Joint Ventures.” For further details, see note 14 to our financial statements.

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

On September 30, 2016, Cosan S.A. entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, Cosan S.A. reduced its equity interest in Radar and Radar II from 37.7% to 3.0%. Cosan S.A. retains significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the inhibition of Cosan’s decision-making power defined on the shareholders agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

On February 23, 2017, TPG VI Fundo de Investimento em Participações, or “TPG VI,” a shareholder of Rumo S.A., or “Rumo,” exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010 between Cosan Logística, TPG VI, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$275.8 million and the shares received were valued at fair value in the amount of R$97.9 million and recorded as capital reserve.

On December 12, 2017, we exercised a put option with Shell relating to shares in Companhia de Gás de São Paulo – COMGÁS, or “Comgás,” and bought a total of 21,805,645 shares, which represents 16.77% of Comgás’s share capital for R$1,042 million. As part of the payment, we delivered to Shell 17,187,937 common shares issued by Cosan S.A., representing 4.21% of its capital stock, and also made a cash payment of R$208.7 million. Additionally, was recognized accounts payable referring to the second installment to be settled within one year after the closing of the transaction in the amount of R$208.7 million (plus interest accruing at rate of 3% per year). As a result, Shell ceased to be a shareholder in Comgás.

On December 22, 2017, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. and Farallon Latin America Investimentos Ltda., for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340 million. In addition to the acquisition price, Cosan S.A. will be entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables.

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;

•	the effects of global financial and economic crises in Brazil;

•	our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;

•	our ability to successfully compete in all segments and geographical markets where we currently conduct business or may conduct businesses in the future;

•	competitive developments in the segments in which we operate;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

•	government intervention resulting in changes in the economy, taxes and tariffs affecting the markets in which we operate;

•	price of natural gas, ethanol and other fuels, as well as sugar;

•	equipment failure and service interruptions;

•	our ability to compete and conduct our businesses in the future;

•	adverse weather conditions;

•	changes in customer demand;

•	changes in our businesses;

•	our ability to work together successfully with our partners to operate our partnerships (such as the Joint Venture);

•	technological advances in the natural gas sector, including developments of natural gas for use in other applications, and advances in the development of alternatives to natural gas;

•	technological advances in the ethanol sector and advances in the development of alternatives to ethanol;

•	changes in global energy usage;

•	government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás and Rumo;

•	inflation, depreciation, appreciation and depreciation of the real;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information–D. Risk Factors.”

v

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

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA),” Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP—Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the National Union of Distributors of Fuels and Lubricants (Associação Nacional das Distribuidoras de Combustíveis, Lubrificantes, Logística e Conveniência), or “Plural,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” and the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” and the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL.” We believe that all market data in this annual report is reliable, accurate and complete.

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

The financial data at and for the fiscal years ended December 31, 2017, 2016, 2015 and 2014, for the fiscal year ended March 31, 2013 and for the nine-month period ended December 31, 2013 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

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

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1)    Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

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

(5)    Moove, consisting of Cosan Lubrificantes e Especialidades S.A. or “Cosan Lubrificantes,” Stanbridge Group Limited, or “Stanbridge” and Comma Oil & Chemicals Ltd. or “Comma:” production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay, Paraguay and Europe, as well as in the European and Asian markets under the Comma trademark; and

Reconciliation

(6) Cosan Corporate: other investments, in addition to the corporate activities of the Company. The other business segments include the financing subsidiaries for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Interest in earnings of joint ventures” in our consolidated statement of profit or loss and other comprehensive income.

	As of and for Fiscal Year Ended				As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013
	(in millions of reais, except where otherwise indicated)
Consolidated Income Statement Data:
Net sales	13,582.5	12,518.1	12,355.5	8,904.7	8,867.4	6,878.2	2,597.0	4,586.2
Cost of sales	(9,232.2)	(8,317.5)	(8,645.7)	(6,353.1)	(6,263.7)	(4,878.2)	(1,825.9)	(3,211.3)

Gross profit	4,350.3	4,200.6	3,709.8	2,551.6	2,603.7	2,000.0	771.1	1,374.9

Selling expenses	(1,068.7)	(1,037.5)	(900.7)	(881.5)	(802.4)	(604.0)	(261.0)	(459.4)
General and administrative expenses	(935.3)	(1,000.7)	(911.7)	(632.1)	(606.0)	(467.0)	(280.5)	(419.5)
Other income (expense), net	877.6	(116.3)	252.3	(152.8)	148.1	76.3	101.9	173.7
Total operations expenses	(1,126.4)	(2,154.5)	(1,560.1)	(1,666.5)	(1,260.3)	(994.6)	(439.5)	(705.2)

Income before equity in earnings of investees and financial results	3,223.9	2,046.1	2,149.7	885.1	1,343.5	1,005.4	331.6	669.7
Interest in earnings of investees	1,002.3	1,565.7	703.1	580.0	355.4	247.5	461.2	674.3
Financial results	(2,751.5)	(3,055.8)	(2,184.5)	(996.8)	(893.6)	(713.7)	(243.3)	(423.1)

Profit before taxes	1,474.7	556.0	668.3	468.3	805.3	539.2	549.5	920.9
Income tax (expense) benefit:
Current	(134.5)	(228.6)	(167.7)	(143.3)	(157.7)	(130)	(72.3)	(100.1)
Deferred	(293.9)	166.9	198.1	119.7	54.4	90.8	85.2	(26.3)

	(428.4)	(61.7)	30.4	(23.6)	(103.3)	(39.2)	12.9	(126.4)
Profit from continuing operations	1,046.3	494.2	698.7	444.7	702.0	500.0	562.4	794.5
(Loss) profit from discontinued operation, net of tax	—	(35.3)	100.9	180.6	(3.4)	—	142.2	138.9

Profit for the period	1,046.3	458.9	799.6	625.3	698.7	500.0	704.6	933.5
Net income for the period attributable to non-controlling interests	(495.3)	(181.2)	(394.0)	(465.1)	(483.5)	(377.4)	(368.9)	(509.4)

Net income for the period attributable to owners of the parent (including discontinued operations)	551.0	277.8	405.6	160.2	215.2	122.6	335.7	424.1

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	4,555.2	4,499.6	3,505.8	1,649.3	1,509.5	1,509.5	1,470.0	1,544.1
Marketable securities	3,853.3	1,291.6	605.5	149.7	88.0	88.0	—	105.9
Inventories	663.1	630.8	656.9	353.7	312.0	312.0	288.3	275.7

	As of and for Fiscal Year Ended				As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013
	(in millions of reais, except where otherwise indicated)
Property, plant and equipment	11,681.6	10,726.4	9,805.9	1,435.9	1,271.9	1,271.9	1,142.6	1,178.3
Intangible assets and goodwill	16,973.6	17,109.4	17,309.7	10,286.4	10,078.0	10,078.0	10,406.9	9,614.9
Total assets	55,624.5	50,469.9	52,249.2	29,696.3	28,615.7	28,615.7	25,035.9	27,521.0
Current liabilities	9,022.3	6,629.1	6,922.6	2,970.9	2,650.7	2,650.7	2,578.4	2,987.1
Non-current liabilities
Loans, borrowings and debentures	21,688.9	18,338.5	18,829.2	8,502.6	9,093.0	9,093.0	7,267.0	8,508.0
Provision for legal proceedings	1,348.2	1,268.6	1,193.9	657.8	722.5	722.5	829.0	825.7
Equity attributable to owners of the parent	6,038.8	6,272.5	5,913.7	5,795.4	5,886.3	5,886.3	5,850.9	5,997.3
Equity attributable to non-controlling interests	11,020.7	9,737.3	10,275.5	7,615.0	7,433.5	7,433.5	7,331.0	7,208.7

Total shareholders’ equity	17,059.5	16,009.8	16,189.2	13,410.4	13,319.8	13,319.8	13,181.9	13,206.0

Consolidated Other Financial Data:
Depreciation and amortization	1,938.4	1,735.3	1,178.1	678.1	598.5	439.1	175.4	334.8
Net debt(1)	12,233.2	12,092.0	13,030.1	6,146.4	7,312.9	7,310.4	6,768.0	6,722.3
Working capital(2)	4,011.6	2,139.9	(87.4)	594.2	913.3	913.3	542.1	456.3
Cash flow provided by (used in):
Operating activities	4,088.1	3,635.4	3,350.6	1,117.2	1,350.2	1,130.3	103.1	283.1
Investing activities	(3,577.4)	(727.0)	(1,003.1)	(308.5)	(1,025.7)	(504.9)	(2,866.8)	(2,710.6)
Financing activities	(565.7)	(1,819.3)	(542.6)	(658.6)	(316.6)	(673.4)	3,198.2	2,931.3
Basic earnings per share from continuing operations	R$2.10	R$1.23	R$1.44	R$0.46	R$0.81	R$0.46	R$1.26	R$1.27
Diluted earnings per share from continuing operations	R$2.05	R$1.16	R$1.38	R$0.40	R$0.75	R$0.40	R$1.26	R$1.21
Basic earnings per share from discontinued operations	—	(R$ 0.18)	R$0.09	R$0.15	R$0.01	—	R$0.02	R$0.33
Diluted earnings per share from discontinued operations	—	(R$ 0.18)	R$0.09	R$0.15	R$0.01	—	R$0.02	R$0.33
Number of shares outstanding	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385
Declared dividends (millions of reais)	792.1	975.4	531.5	445.5	328.3	328.3	153.7	468.9
Declared dividends (millions of U.S. dollars)	U.S.$239.5	U.S.$299.3	U.S.$136.1	U.S.$167.7	U.S.$140.1	U.S.$140.1	U.S.$75.2	U.S.$232.8
Declared dividends per share (reais)	R$3.2572	R$3.6851	R$2.0080	R$1.6832	R$1.24024	R$1.24024	R$0.57247	R$1.77156
Declared dividends per share (U.S. dollars)	U.S.$0.9846	U.S.$1.1307	U.S.$0.5142	U.S.$0.6337	U.S.$0.52943	U.S.$0.52943	U.S.$0.28014	U.S.$0.87971
Other Operating Data:
Crushed sugarcane (in million tons)	60.7	62.2	59.9	57.1	61.4	61.4	56.2	56.2
Sugar production (in million tons)	4.3	4.4	4.1	4.1	4.5	4.5	4.2	4.2
Ethanol production (in billion liters)	2.2	2.1	2.1	2.1	2.0	2.0	1.9	1.9
Volume of fuel sold (in million liters)(3)	25,560.2	24,831.5	25,076	25,027.8	23,214.1	17,903.0	16,656.3	21,967.4

	As of and for Fiscal Year Ended				As of and for Twelve- Month Period Ended	As of and for Nine-Month Period Ended		As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013
	(in millions of reais, except where otherwise indicated)
Volume loaded (Cosan Logística) (in million tons)	13.1	13.1	11.7	11.1	9.2	7.0	6.4	8.6
Transported volume (Cosan Logística) (in million RTK)	49,690.5	40,270.4	44,908.8	—	—	—	—	—
Natural gas (Comgás) (in million m³)	4,292.9	4,323.0	5,210.9	5,458.7	5,457.0	4,089.9	926.3	2,293.3
Volume of lubricants and base oil sold (in million liters)	347.8	328.9	316.9	319.8	315.6	243.1	214.0	286.6

(1)	Net debt consists of current and non-current debt, net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.
(2)	Working capital consists of total current assets less total current liabilities.
(3)	Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

The information in the table below presents a reconciliation of Net debt, a non-GAAP financial measure, the most directly comparable IFRS financial measure. Our calculation of these Net debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios. However, Net Debt is not a measure under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS.

	As of Fiscal Year Ended				As of Twelve- Month Period Ended	As of Nine-Month Period Ended		As of Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2013	December 31, 2012	March 31, 2013
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	3,903.4	2,404.0	2,775.5	1,056.4	1,050.9	1,050.9	1,139.7	1,608.4
Non-current loans, borrowings and debentures	17,785.5	15,934.5	16,053.7	7,446.3	8,042.1	8,042.1	7,267.0	6,899.6
Total	21,688.9	18,338.5	18,829.2	8,502.7	9,093.0	9,093.0	8,406.7	8,508.0
Cash and cash equivalents	(4,555.2)	(4,499.6)	(3,505.8)	(1,649.3)	(1,509.6)	(1,509.6)	(1,470.0)	(1,544.1)
Marketable securities	(3,853.3)	(1,291.6)	(605.5)	(149.7)	(88.0)	(88.0)	—	(105.9)
Total	(8,408.5)	(5,791.2)	(4,111.3)	(1,799.0)	(1,597.6)	(1,597.6)	(1,470.0)	(1,650.0)
Derivatives on debt	(1,047.2)	(455.3)	(1,687.8)	(557.2)	(182.5)	(182.5)	(168.7)	(135.8)

Net debt	12,233.2	12,092.0	13,030.1	6,146.5	7,312.9	7,312.9	6,768.0	6,722.3

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, the real depreciated 1.5% against the U.S. dollar. In 2018, to April 25, 2018, the real depreciated 5.9% against the U.S. dollar. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to receive dividends from our subsidiaries Cosan S.A. and Cosan Logística S.A. We cannot assure you that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuation will affect the U.S. dollar equivalent of the market price of our Brazilian Depositary Receipts, or “BDRs,” on B3, as well as the U.S. dollar value of any distributions we receive from our subsidiaries Cosan S.A. and Cosan Logística S.A., which will be made in reais. See “—D. Risk Factors—Risks Related to Brazil.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

Year	Period-end	Average(1)	Low	High
December 31, 2012	2.044	2.006	1.822	2.112
March 31, 2013	2.014	2.004	1.822	2.112
December 31, 2013	2.343	2.160	1.953	2.446
December 31, 2014	2.656	2.354	2.197	2.740
December 31, 2015	3.905	3.330	2.575	4.195
December 31, 2016	3.259	3.512	3.119	4.156
December 31, 2017	3.308	3.193	3.051	3.381

Month	Period-end	Average(2)	Low	High
October 2017	3.2769	3.1909	3.1315	3.2801
November 2017	3.2616	3.2626	3.2136	3.2920
December 2017	3.3080	3.2949	3.2322	3.3332
January 2018	3.1624	3.2119	3.1391	3.2697
February 2018	3.2449	3.2445	3.1730	3.2821
March 2018	3.3238	3.2814	3.2246	3.3380
April 2018 (through April 25, 2018)	3.5040	3.3952	3.3104	3.5040

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. We may not be able to achieve the cost savings that we expect to achieve as a result of several factors, including increases in the price of our raw materials and other cost inputs. Given the highly competitive markets in which we operate, with prices often being defined based on global supply and demand, it is highly likely that we will not pass on material cost increases, which would materially and adversely affect our financial performance.

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

Acquisitions also pose the risk that we may be exposed to successor liability relating to prior actions involving an acquired company, or contingent liabilities incurred before the acquisition. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive from sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition, such as labor or environmental liability, could adversely affect our reputation and financial performance and reduce the benefits of the acquisition.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of the volatility of sugar prices and exchange rates on our cash flows and results of operations, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the counterparty to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or exchange rate. We may incur significant hedging-related losses in the future. We hedge against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities prices decrease.

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

Our future growth and financial performance will depend, in part, on the successful implementation of our business strategy, including: (a) our ability to attract new clients or increase volume from existing clients in specific markets and locations, (b) our capacity to finance investments (through indebtedness or otherwise), (c) our ability to increase our operational capacity and expand our current capacity to supply to new markets and (d) maintain and renew our existing concessions. We cannot assure you that we will be able to achieve these objectives successfully or at all. Our failure to achieve any of these objectives as a result of competitive difficulties, cost or restrictions on our ability to invest may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans, may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial conditions, results of operations and our ability to repay our debt obligations.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. Commercial and financial transactions between our affiliates and us, even if entered into on an arm’s-length basis, create the potential for, or could result in, conflicts of interests.

Lack of service providers for our expansion projects could adversely affect our business.

We are engaged in a number of expansion projects within our concession area that will require a significant number of service providers, which may not be available. Consequently, if we are unable to contract the necessary services due to service industry shortages or a lack of providers with the technical ability to provide the services we require, this could have an adverse effect on our expansion projects or lead to delays in the execution of our expansion projects as new service providers go through an approval process and develop the technical qualification to commence operations. Any delay or failure to commence or continue our expansion projects within our projected timeframe or budget could have a material adverse effect on our business, financial condition and results of operations.

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

We could be the target of attempted cyber threats in the future and they could adversely affect our business.

We may be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. While we continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us to ensure that we are protected, to the extent possible, against cyber risks and security breaches, such measures may not be effective in protecting us against cyber-attacks and other related breaches of our information technology systems. Any disruption or loss of information technology systems, on which critical aspects of our operations depend, could have an adverse effect on our business, results of operations and financial condition.

Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation or (3) expose us to liability to our suppliers, customers, other third parties or government authorities.

Any of these developments could have an adverse impact on our business, financial condition and results of operations.

We are subject to the application of data protection law penalties in the event of non-compliance with the terms and conditions of certain new European regulations.

The European Union has recently adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation, or “GDPR,” which comes into effect in 2018, and some aspects of our operations or business are subject to this privacy and data protection regulation. The proposed EU data protection regime extends the scope of the EU data protection law to all foreign companies processing data of EU residents and imposes heightened requirements on controllers that engage in activities that are within scope of this regulation. It imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million and, in the case of a data breach, the organization may be required to notify potentially affected individuals. We are currently evaluating the rule and its requirements. Implementation of the GDPR could require changes to certain of our business practices, thereby increasing our costs and noncompliance with its terms could adversely affect our business.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

All of our employees are represented by labor unions. Our relationships with these organizations are governed by labor agreements or collective bargaining agreements which we negotiate with labor unions. Upon the expiry of such agreements, we are required to renegotiate new agreements with the applicable labor union. As part of these renegotiations, new terms and conditions may be established. In certain cases, these agreements may not be renewed, which could lead to strikes and/or stoppages in our activities and have an adverse impact on our business, financial condition and results of operations.

We operate in industries in which the supply, demand and the market price for our products are cyclical and are affected by general economic conditions in Brazil and globally.

The ethanol and sugar industries, globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand. Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or is provided to us by farmers located near our plants. Crop yields and sucrose content of the sugarcane mainly depend on weather conditions, such as rainfall and temperature, which may vary and may be influenced by global climate change.

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

Historically, the international sugar market has experienced periods of limited supply, causing sugar prices and industry profit margins to increase, followed by an expansion in the industry that results in oversupply, causing declines in sugar prices and industry profit margins. In addition, fluctuations in prices for ethanol or sugar may occur, for various other reasons, including factors beyond our control, such as:

•	reduced demand for motor vehicles powered by internal combustion engines;

•	fluctuations in gasoline prices;

•	variances in the production capacities of our competitors; and

•	the availability of substitute goods for the ethanol and sugar products we produce.

The prices we are able to obtain for sugar depend, in large part, on prevailing market conditions. These market conditions, both in Brazil and internationally, are beyond our control. The wholesale price of sugar has a significant impact on our profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond our control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and our results of operations.

The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to high historical volatility. Competition from alternative sweeteners, including saccharine and high fructose corn syrup, known as “HFCS,” changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on our business and financial performance.

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

If we are unable to maintain sales at generally prevailing market prices for sugar and ethanol in Brazil and internationally, or if we are unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, our ethanol and sugar business as well as our cash flow may be adversely affected.

Ethanol prices are directly influenced by sugar and gasoline prices, so that a decline in those prices will adversely affect both our ethanol and sugar businesses.

The price of ethanol generally is closely associated with the price of sugar and is increasingly becoming correlated to gasoline prices in local market. A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between them may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a correlation between Brazilian ethanol prices and world sugar prices.

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

Our current total installed energy cogeneration capacity is approximately 981 MW, which is used to generate energy for our own industrial operations and to sell surplus energy to the Brazilian energy grid. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, in addition to lower prices, may adversely affect our results of operations from our cogeneration business.

Any failure in the implementation of these plans may have a material adverse effect on our business, financial condition and results of operations.

A reduction in market demand for ethanol or a change in governmental policies requiring ethanol be added to gasoline may have a material adverse effect on our business.

We produce and sell three different types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline).

Governmental authorities of several countries, including Brazil and the United States, currently require the use of anhydrous ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or “CIMA,” has set the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1 dated March 4, 2015, the current anhydrous ethanol percentage for regular gasoline is 27% and for additive/premium gasoline is 25%. Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material adverse effect on our business, results of operations and financial condition.

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

Future government policies in Brazil and elsewhere, in each case whether at the federal, state or local level, may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Our operations are currently concentrated in the state of São Paulo. Any changes affecting governmental policies and regulations regarding natural gas in the state of São Paulo (at the federal, state or municipal level) may have a material adverse effect on our business and financial performance.

In addition, petroleum and petroleum products have historically been subject to price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, given that Petrobras, the only supplier of oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results.

Raízen Energia, Raízen Combustíveis and Moove are subject to the application of regulatory penalties in the event of non-compliance with the terms and conditions of their respective authorizations, including the possible revocation of such authorizations.

Raízen Energia performs generation activities in accordance with the regulation applicable to the energy sector and with the terms and conditions of authorizations granted by the Brazilian government through ANEEL. The duration of such authorizations varies from 20 to 35 years.

ANEEL may apply regulatory penalties to Raízen Energia in the event of non-compliance with the authorizations or with the regulations applicable to the energy sector. Such penalties may include, depending on the seriousness of the infraction, warnings, fines (in some cases up to 2% of our revenues for the last 12 months), restrictions on Raízen Energia’s operations, temporary suspension from participating in public bidding procedures to obtain new permissions, authorizations and concessions, prohibition from contracting with ANEEL, and revocation of its authorizations.

In addition, Raízen Combustíveis conducts its fuel distribution activities and Moove manufactures and distributes lubricants and base oil in accordance with the rules and regulations applicable to the oil and gas sector in Brazil as well as with the terms of the licenses and permits granted to them by the Brazilian government acting through the ANP. Failure to comply with the applicable rules and regulations or with the terms of the relevant licenses and permits may result in fines and other penalties (including confiscation or destruction of products, cancellation of product registrations, bans on certain facilities, and revocation of existing licenses and permits, among others). The applicable fines vary between R$5 thousand and R$5 million, depending on the gravity of the infraction.

Raízen Energia, Raízen Combustíveis and Moove cannot assure that they will not be penalized by ANEEL or ANP, as applicable, nor can they assure you that they will comply with all terms and conditions of their authorizations and with the regulation applicable to their respective businesses, which may have a material adverse effect on our business, results of operations and financial condition.

We face significant competition, which may have a material adverse effect on our market share and profitability.

The ethanol and sugar industries are highly competitive. Internationally, we compete with global ethanol and sugar producers in the United States, India, Thailand, Australia, among other countries and producers such as Poet, Inc., Archer-Daniels-Midland Company, Cargill, Inc. and A.E. Staley Manufacturing Company (a subsidiary of Tate & Lyle, PLC). Some of our competitors are divisions of larger enterprises and have greater financial resources than us. In Brazil, we compete with numerous small to medium-size producers. Despite increased consolidation, the Brazilian ethanol and sugar industries remain highly fragmented. Our major competitors in Brazil are Biosev (the second largest ethanol and sugar producer in Brazil), Tereos—Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha, São Martinho, Carlos Lyra, Tercio Wanderley, Zilor, Oscar Figueiredo, Da Pedra, and Irmãos Biagi and other ethanol and sugar producers in Brazil that market their ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. We are not a member of Copersucar.

We also face strong competition from international producers, particularly in highly regulated and protected markets, such as the United States and the European Union. With regards to sugar exports, we face intense competition from producers all around the world, including India, Thailand, and the European Union, among others. There are global producers of sugar whose costs are lower than those of Brazilian producers, including us, and whose production capacity and prices could lead to a decrease in prices on the global sugar market. Furthermore, we face very strong competition internationally with regards to ethanol, especially from the United States. Ethanol production in the United States is based on corn-derived ethanol and is undertaken on a greater scale than Brazilian ethanol production. Accordingly, a reduction in corn prices may lead to material reductions in the price of ethanol produced in the United States and result in increased competition in the Brazilian market.

Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government were to create incentives for sugar imports, we could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors might have greater financial and marketing resources, larger customer bases and broader product ranges than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.

The fuel distribution and lubricant market in Brazil is highly competitive. For example, we compete with domestic fuel distributors who purchase substantially all of their fuel from Petrobras and from suppliers based outside of Brazil. There are very few domestic competitors, such as us, who import lubricants into Brazil. In addition, we compete with producers and marketers in other industries that supply alternative forms of energy and fuel to satisfy the requirements of our industrial, commercial and retail consumers. Certain of our competitors, such as Petrobras, have larger fuel distribution networks and vertically integrated oil refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Our principal competitors in the fuel distribution and the lubricant market are larger and have substantially greater resources than we do. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstock or intense price fluctuations. The actions of our competitors could lead to lower prices or reduced margins for the products we sell, which could have a material and adverse effect on our business, results of operations and our financial performance.

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

In addition to restrictions that limit sugarcane burning and other environmental restrictions, we are required to preserve a percentage of our rural properties (sugarcane fields and other facilities), in order to contribute to a biodiversity preservation and ecologic rehabilitation fund known as the “Legal Reserve.” For rural areas located in the state of São Paulo, 20% of the property must be preserved to comply with the Brazilian Forest Code obligations.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in administrative or criminal penalties, including, but not limited to, suspension, shutdowns, a requirement to pay fines, which may range from R$50 to R$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations. In addition, we may be subject to civil liabilities, which include the obligation to redress any damages caused to the environment and/or public health. The demonstration of the cause-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.

Adverse weather conditions may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest as well as demands for natural gas.

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations, by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, may have a material adverse effect on the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content.

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

Raízen Energia’s business is subject to seasonality according to the sugarcane growth cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April or May and ends in November or December. This creates fluctuations in Raízen Energia’s inventory and in its ability to generate energy, both of which usually peak in December, to cover sales between crop harvests (primarily from January to March), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Rural producers of sugar and ethanol with whom Raízen Energia maintains a commercial relationship may experience a similar degree of seasonality, which may impact the supply of ethanol and/or other products necessary for Raízen Energia’s activities. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect our business, results of operations and financial condition.

Furthermore, Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport.

Seasonality could have a material adverse effect on our business, results of operations and financial condition.

We may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is the principal raw material used by Raízen Energia (a company which we jointly control with Shell) for the production of ethanol and sugar. As of December 31, 2017, sugarcane purchased from suppliers accounted for 52% of our total crushed sugarcane. Historically, approximately 92% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 2% on a spot basis and the remaining 6% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2017, we also leased approximately 480,000 hectares to produce our own sugarcane in contracts with an average term of 12 years.

Our supply of sugarcane in Brazil may be significantly reduced as a result of the termination of supply contracts or lease agreements, which may result in a shortage of sugarcane supply and an increase in the price of sugarcane. If there is a shortage of sugarcane or any supply contracts or lease agreements are terminated, Raízen Energia may experience a material reduction in the sugarcane available for processing or an increase in sugarcane prices, which may have a material adverse effect on our business, results of operation and financial condition.

In Brazil, the price of sugarcane may increase as a result of changes in the criteria established by Association of Producers of Sugarcane, Sugar and Ethanol of the State of São Paulo (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Consecana,” which is composed of sugarcane producers and sugar mill operators. The price of sugarcane is set in supply agreements, lease agreements and partnership agreements and is partially fixed and partially variable, as provided for in the criteria set forth by Consecana. As a result, any changes to the criteria established by Consecana may lead to an increase in the cost of sugarcane, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, in certain cases, as a result of the price-setting formulas in the contracts which we have entered into with our customers, we may not be able to pass on the full amount of these cost increases to our customers. This may have a material adverse effect on our business, financial condition and results of operations.

We are subject to developments affecting the Brazilian agribusiness sector as a whole.

We cannot assure you that in the future, the Brazilian agribusiness sector (i) will maintain the rate of growth and development which it has experienced in recent years and (ii) will not suffer losses due to unfavorable climatic conditions, reduction of the prices of the agricultural commodities in the national and international markets, changes in credit policies for domestic producers, both by government agencies and private entities, that may affect our income, as well as other economic and political crises that may affect the agricultural industry in general. Any deterioration in the overall condition of the Brazilian agribusiness sector may have a material adverse effect on us.

Raízen may be subject to expropriation of real estate intended for rural production.

The real estate used by Raízen, or by third parties with whom Raízen maintains a partnership or lease relationship, for the cultivation of sugarcane may be unilaterally expropriated by the Brazilian government for purposes of public and social interest, and we cannot assure you that the payment of the indemnification that they may have to pay to Raízen will be fair. Pursuant to Brazilian law, the Brazilian government may expropriate the real estate of rural producers where the sugarcane is planted by necessity or public utility or social interest, partially or totally. In the event of expropriation, we cannot assure you that the price paid by the Brazilian government will be fair, equivalent to the market value, or that it will effectively and adequately compensate Raízen for the amounts invested. Accordingly, the eventual expropriation of any real estate used by Raízen, or by third parties with whom Raízen maintains partnership or lease relationships, may adversely and significantly affect Raízen’s financial situation and results, and may also impact Raízen’s activities.

The use of alternatives to sugar and ethanol and technological advances may reduce demand for our sugar products in Brazil and other countries or require us to make substantial investments in order to remain competitive.

The development of alternative products to sugarcane and ethanol may reduce the demand for our products or materially reduce the demand for ethanol to be used as fuel. The use of alternative sweeteners has adversely affected the overall demand for sugar in Brazil and abroad. A substantial reduction in the demand for sugar and ethanol or increased consumption of alternative sweeteners may reduce the demand for sugar and ethanol we produce in Brazil and could have a material adverse effect on our business, results of operations and financial condition.

Any other alternative products or technological advances which reduce demand for our products may have a material adverse effect on our results of operations and financial condition.

Raízen Energia’s sugar and ethanol products are sold to a small number of customers who may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of Raízen Energia’s sugar and ethanol is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intense competition in the ethanol and sugar industries further increases the bargaining power of customers, which may have a material adverse effect on Raízen Energia’s sales volumes.

Raízen Energia’s export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended December 31, 2017, Raízen Energia’s net sales from exports represented 47% of our total net sales, while in the year ended December 31, 2016, the net sales from exports represented 54% of our total net sales. Furthermore, in the fiscal year ended December 31, 2017, the net sales from sugar exports were R$4,082 million, representing 31% of its total net sales for the period. In the year ended December 31, 2016, net sales from sugar exports were R$4,357 million, representing 33% of total net sales for the period. Further, in the fiscal year ended December 31, 2017, net sales from exports of ethanol were R$2,076 million, representing 16% of total net sales for that period and in the year ended December 31, 2016, net sales from ethanol exports were R$2,670 million, representing 20% of total net sales for that period.

Our exports of ethanol are subject to factors beyond our control which may affect the competitiveness of Brazilian ethanol in other markets, such as import regulations, tax legislation, incentives for local production and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets.

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

Raízen Energia may be adversely affected if the outsourcing the mechanized sugarcane cutting becomes prohibited.

Raízen Energia is a defendant in a public civil action in which the Labor Public Prosecutor’s Office (Ministério Público de Trabalho) is seeking the prohibition of the outsourcing of planting, loading and transportation of sugarcane. Raízen Energia has appealed to the Superior Labor Court (Tribunal Superior do Trabalho) in order to overturn an unfavorable first instance decision. This appeal is currently awaiting judgment. If the Superior Labor Court rejects the appeal, Raízen Energia may be required to undertake these activities itself on a permanent basis (including hiring employees and acquiring appropriate machinery), which may have a material adverse effect on Raízen Energia.

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

Raízen is subject to risks arising from legal proceedings based on claims related to alleged breaches of the intellectual property rights of third parties. Raízen may alter the way in which it produces, in whole or in part, products which third parties allege infringe their intellectual property rights and/or pay significant indemnification amounts, royalties or licensing fees in connection with the use of third parties’ patents or copyrighted materials. The filing of a lawsuit or the review of a product that is in violation of third parties’ intellectual property rights may adversely affect Raízen’s reputation and the demand for our products. In addition, new lawsuits require the attention of Raízen’s management, as well as additional costs for our defense and, in certain cases, the establishment of provisions that could affect our results.

Contamination of our products and other related risks could adversely affect our reputation, leading to judicial and administrative proceedings and/or resulting in the closure of our production facilities.

Certain of our products may have adverse effects on our consumers (including certain components, raw materials and supplies used to produce our products), including as a result of product contamination or following errors in the production or distribution chain.

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

We benefit from certain tax incentives, benefit programs and special regimes, such as:

•	State of Goiás: (a) Tax benefit “Protege” that accrues at the tax rate of 2% levied on transactions with gas. This benefit permits an increase in the income of the Social Fund of the State of Goiás. The taxpayer is able to credit the respective amount through its accounting to permit the offset with further debts of ICMS (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, a tax on sales and services which applies to goods, and transportation and communication) considering the rate as a reduction in the taxable basis of the gas acquired in the state of Goiás; (b) tax benefit “Protege II,” which permits a reduction in the taxable basis of 5% on all the basic transactions linked to ICMS in the state of Goiás (unlike the 2% reduction which is only applied to gas, the 5% rate applies to all other supplies) and (c) tax incentive “Produzir” that grants a reduction of ICMS payable of 63%.

•	State of Mato Grosso do Sul: (a) ICMS – Presumed Tax Credit: The state of Mato Grosso do Sul implemented a reduction of 15.93% of the taxable basis of ICMS on ethanol transactions within the state; (b) Tax incentive that grants 67% of the outstanding balance of ICMS on sugar transactions to be deducted from the outstanding balance of the tax; and (c) other ICMS presumed tax credits granted on sugar and ethanol transactions.

•	The states of Maranhão and Minas Gerais granted a reduction of calculation basis of ICMS on sales.

•	State of São Paulo: (a) Suspension of ICMS levied on the importation of fixed assets and deferral on the acquisition of fixed assets; and (b) suspension of ICMS on gas transport.

•	Federal tax incentive: Suspension of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses) levied on the importation of goods and of IPI on the sales and importation of inputs and raw materials.

We cannot assure you that these tax benefits will be maintained or renewed or that we will be able to obtain new tax benefits. If we lose our existing tax benefits due to our noncompliance with future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, cancelled or not renewed, we could be materially and adversely affected. Moreover, the state tax benefits relating to ICMS from which we benefit may be declared unconstitutional by the Brazilian Supreme Court if they have been granted without the approval of all the States and the Federal District through the Brazilian National Council of Fiscal Policy (Conselho Nacional de Política Fazendária — CONFAZ). The Brazilian Supreme Court may grant retroactive or prospective effect to the declaration of unconstitutionality. The foregoing could result in a material adverse effect on us.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture are subject to various put and call options and termination provisions.

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

In November 2016, Cosan and Shell executed amendments to certain agreements between them to remove the fixed-date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by Shell or Cosan in certain circumstances, including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture, (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Shell and Cosan agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

On February 23, 2017, TPG VI, a shareholder of Rumo, exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010 between Cosan Logística, TPG VI, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$275.8 million and the shares received were valued at fair value in the amount of R$97.9 million and recorded as capital reserve.

Cosan S.A. and Shell were parties to a Comgás shareholders’ agreement dated December 19, 2012. The shareholders agreement established the terms and conditions that regulated the relationship between the parties as shareholders of Comgás. On December 12, 2017, Shell exercised a put option with us relating to shares in Comgás and, as a result, we bought a total of 21,805,645 shares in Comgás, which represents 16.77% of Comgás’s share capital, for R$1,042 million. As a result, Shell ceased to be a shareholder of Comgás and the Comgás shareholders’ agreement was terminated.

If any of these or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements, our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

Raw material and supply service costs are subject to wide fluctuations that could have a material adverse effect on our results of operations.

Raw materials used in our business and the cost of services we contract for the distribution of natural gas are subject to wide fluctuations depending on market conditions. These prices are influenced by several factors over which we have little or no control, including, but not limited to international and national economic conditions, regulations, government policies, tariff adjustments and global effects of supply and demand. We cannot ensure that our tariff adjustment will be conducted in a timely manner or be sufficient to reflect and/or offset increases in inflation, operation costs and expenses, amortization of investments and taxes. As a result, we might not be able to pass on the increase in our cost structure to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition and results of operations.

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

Our operations are subject to risks affecting our agricultural properties and facilities and distribution networks, including fire potentially destroying some or all of our crop and facilities. In addition, our operations are subject to hazards associated with the manufacture of flammable products and transportation of raw materials and flammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties.

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

Anticompetitive practices in the fuel distribution market may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil. Generally these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law (the overall taxation of anhydrous ethanol is lower than hydrated ethanol and gasoline).

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, which allows them to lower the prices they charge. These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including us, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices. The final prices for fuels are calculated based on the taxes levied on their purchase and sale, among other factors. If such practices become more prevalent, it could lead to lower prices or reduced margins for the products we sell, which could have a material adverse effect on our business, results of operations or financial condition.

In Brazil, Petrobras is the main supplier of base oils, the primary distributor of fuel and the dominant company in the natural gas sector. In the event of an interruption of supply of fuels from Petrobras, significant disruption to Raízen Combustíveis, Comgás and Moove operations sales may occur.

Petrobras is the principal supplier of fuel in Brazil and the distribution policies it sets forth directly affect the Brazilian energy matrix. With the recent discoveries in the pre-salt oil fields, and the beginning of production in the Santos basin, which is located close to our concession area, we face uncertainties regarding the production of alternative fuel. Petrobras is also the subject of “Lava Jato” investigations by the Brazilian Federal Police, the Brazilian Federal Prosecutor’s Office, the CVM and the SEC in connection with corruption allegations, which could cause disruption in Petrobras’ activities. Significant disruption to our fuels, lubricant and natural gas sales may occur in the event of an interruption of supply from Petrobras. Any interruption would immediately affect our ability to provide fuel, lubricant and natural gas products to our customers. If we are not able to obtain an adequate supply of fuel, base oil and natural gas products from Petrobras under acceptable terms, we may seek to meet our demands through purchases on the international market. The cost of fuel and base oil products on the international market may be more expensive than the price we obtain through Petrobras.

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

Disruption of Raízen Energia’s transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of its business strategy, Raízen Energia is investing in areas where existing transportation infrastructure is underdeveloped. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Raízen Energia’s dependence on truck transport may affect our position as a low-cost producer, such that its ability to compete in world markets may be impaired.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on us. Raízen Energia currently outsources the transportation and logistics services necessary to operate its business. Any disruption in these services could result in supply problems at Raízen Energia’s processing plants and impair its ability to deliver processed products to customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting our third-party transportation providers.

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

We are involved in a significant number of tax, civil and labor proceedings as to which, at December 31, 2017, we recorded a provision totaling R$1,348 million for proceedings in which we deem the risk of loss as probable (R$766 million net of judicial deposits or restricted bank accounts). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (1) in their capacity as officers of the predecessor entity of Raízen Energia for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market, (2) in their capacity as officers of Raízen Energia and Cosan for alleged tax evasion carried out by these entities, and (3) in their capacity as officers of the predecessor entities of Raízen for the crimes of disobedience and pollution in connection with the alleged burning of sugarcane contrary to a judicial decision. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected.

One of Rumo’s subsidiaries, Malha Paulista, is party to a labor class action (ação civil pública) stemming from allegations by the Labor Prosecutor’s Office that certain persons working for MS Teixeira were working in degrading conditions analogous to indentured servitude. MS Teixeira was as a subcontractor to Malha Paulista’s contractor for certain services, Prumo Engenharia. Malha Paulista has been ordered by the courts to undertake (and/or refrain from undertaking) various actions with respect to the working environment and to pay an indemnity for collective moral damages, as well as fines of R$100 thousand per breach or per worker in the event of future labor breaches. As of the date of this annual report, neither we nor Rumo have made provisions with respect to these proceedings as the external counsel advising Rumo on these proceedings has assessed the risk of loss as possible. An adverse outcome in this lawsuit could result in losses of approximately R$26.9 million to Rumo, and adversely affect our reputation. If Malha Paulista’s appeal is rejected by the superior courts or if the Labor Prosecutor’s Office’s allegation of degrading working conditions analogous to indentured servitude is confirmed, the final outcome of the action may have a material adverse effect on Rumo’s business, financial condition and results of operations—including as a result of the acceleration of certain financial agreements to which Rumo is a party—and Rumo may suffer damage to its reputation. Any such developments could have a material adverse effect on us.

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

In addition, the amounts we pay under our natural gas supply agreements are composed of two components: (1) one that is indexed to a basket of combustible oils in the international market that is adjusted quarterly and (2) one that is adjusted annually based on the inflation rate. We have no control over either of these components. Furthermore, natural gas supply agreements often take the form of a “take or pay” agreement, pursuant to which we might be required to pay the difference in amounts between actual consumption and the contract amount. Variations and uncertainties in the price and demand of oil and gas are beyond our control and may adversely affect our results of operations.

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

We cannot guarantee that changes arising from the tariff review process will be supportive of our strategy in our subsidiary Comgás.

The principal rights and obligations of the holders of concessions are included in the concession agreement, and in the regulations established by ARSESP. Among the items provided in the concession agreement is the tariff review, which should occur in five-year cycles and serves to reestablish the economic and financial balance of the concession, setting the average margin for the cycle and the rates that will apply for each segment. The tariff review process, which should have been concluded in May 2014, is still in process. We cannot assure you that in the future tariffs will be set at a level that would permit us to continue to operate profitably.

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

We have entered into agreements with third-party contractors to provide facilities and services required for our operations, including storage facilities and transportation services for our ethanol and sugar operations. The loss or expiration of our agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and financial performance. Our reliance on third parties to provide essential services on our behalf also gives us less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from our production facilities to our export facilities and expose us to the risk of liability for environmental damage caused by such third parties. We expect to be dependent on such agreements for the foreseeable future, and if we enter any new market segments, we will need to have similar agreements in place. Also, pursuant to Brazilian law, if labor authorities deem that such third-party contractors are performing activities considered to be part of our core business, we may be exposed to fines, prohibition on the outsourcing of such activities and labor liabilities in connection with the outsourced workforce.

Our international operations expose us to political and economic risks in other countries.

We derive 4.4% of our revenues from exports. In particular, Moove distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay and Uruguay, and, in July 2012, we acquired Comma, which produces and distributes lubricants throughout Europe and Asia. In addition, Moove has recently started a new distribution operation under the Mobil brand, in Spain, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad.

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

We may not be able to maintain or renew certain agreements with third parties which are important to our business.

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to maintain or renew certain agreements (including, without limitation, supply agreements, service contracts, licensing agreements, distribution agreements, joint ventures, partnerships and others) with third parties which are important to our business and operations.

On November 1, 2017, we acquired Stanbridge, which distributes lubricants and fuels in some regions of the United Kingdom. The company has an exclusive supply service contract with the company operating Heathrow Airport to supply fuel, fuel management services and certain other products and services to Heathrow Airport. This contract is expected to terminate in 2019. While negotiations have begun to renew this agreement, we cannot assure you that such negotiations will be successful. Failure to renew such agreement could materially and adversely affect our results of operations.

We, through our subsidiary Moove, are the manufacturer and exclusive distributor of lubricants in Brazil based on formulas that have been provided under the terms of the Principal Lubricants Agreement that we have entered into with ExxonMobil, which will expire on December 1, 2018. On March 19, 2018, we entered into an agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement will come into force on December 1, 2018. The termination or failure to renew these agreements, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

In addition, our natural gas supply agreement with Petrobras that is sourced out of Bolivia comes due in 2019 and we cannot assure you that it will be renewed. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

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

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental and health laws (especially relating to contaminated areas and environmental damages caused by sugarcane burning), which may result in fines, shutdowns or other adverse effects on our operations. Actions that give rise to administrative proceedings may also lead to civil or criminal claims against us. We have not recorded any relevant provisions or reserves for these proceedings as we do not currently believe that they will result in liabilities material to our business or financial performance. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances could adversely affect our business or financial performance.

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

The majority of cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2017, Bunge accounted for 15% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 52.5% of Rumo’s total net revenue from services. In the fiscal year ended December 31, 2016, Bunge accounted for 17.6% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 51.6% of Rumo’s total net revenue from services in the same period. Bunge is the principal customer of Rumo’s Northern Operations and Southern Operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, loading cargo in transshipment terminals destined for ports which Rumo operates.

Rumo’s major clients in the rail sector are export companies such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2017, Bunge accounted for 14.5% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 46.4% of Rumo’s net revenue from services in that sector. In 2016, Bunge accounted for 21% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 58% of Rumo’s net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Bunge, Czarnikow, Cofco, Wilmar, Raízen and Sucden. In the fiscal year ended December 31, 2017, Raízen accounted for 17.9% of our net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector collectively accounted for 52.3% of Rumo’s net revenue from services in that sector. On December 31, 2016, Raízen accounted for 24.1% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 68.9% of Rumo’s net revenue from services in that sector.

We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any change by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired, which may adversely affect Rumo’s business, financial condition and results of operations.

Rumo’s significant debt could adversely affect its financial health and prevent it from fulfilling its debt obligations, which would have a material adverse effect on us, our financial condition and our results of operations.

Rumo has a significant amount of debt. As of December 31, 2017, Rumo’s gross debt was R$9,670.9 million, of which R$1,594.0 million was short-term debt.

Rumo’s debt level and the composition of its debt could have important consequences to its business. For example, it could: (1) require Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on Rumo’s debt, which will reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit its flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (3) limit its ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (4) place Rumo at a competitive disadvantage compared to our competitors that have less debt.

Any of the aforementioned developments could have a material adverse effect on us, our financial condition and results of operations.

Significant deterioration in Rumo’s short-term liquidity could materially affect our business, result of operations and financial condition.

Rumo’s adjusted working capital (defined as current assets excluding cash and cash equivalents, marketable securities and restricted cash) less current liabilities (excluding short-term loans and financings) was negative R$841.8 million as of December 31, 2017 and negative R$802 million as of December 31, 2016.

If Rumo fails to improve its short-term liquidity, we may face difficulties in fulfilling its obligations relating to financing agreements, and agreements with suppliers and/or subcontractors, among others. For example, as of December 31, 2017, Rumo’s material contractual financial obligations maturing in less than one year totaled R$3,939.9 million (amortization only), while such obligations with maturities between one to two years totaled R$2,020.9 million (based on contracted undiscounted cash flow). Rumo’s failure to comply with these obligations and/or other undertakings may have a material adverse effect on our business, results of operations and financial condition.

Rumo’s concessions to operate port terminals are subject to expiration, limitation on renewal and early termination by the granting authority.

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). This property is leased pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, recently amended by Decree 9,048/2017, lease agreements may be extended for up to the limit of 70 years. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which we have already invested 82%. Rumo estimate that the investments shall be completed by February 2019.

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

If Rumo fails to comply with the applicable regulatory rules or contractual obligations relating to Terminals 16 and 19, its lease may be terminated early pursuant to the Concessions Law (Law No. 8,987/1995), which applies to port leases. Below is a list of the termination events applicable to the port lease agreements:

•	expiration of the lease agreement (currently in 2036, which can be legally extended up to 2066 through new investments);

•	encampação, which is the possibility of expropriation of the port concessions by the granting authority during the contractual term. Such expropriation must be for public interest, performed pursuant to applicable authorizing law and accompanied by the payment of an indemnity for investments not yet depreciated, if applicable;

•	a statement of forfeiture, which occurs, at the granting authority’s sole discretion, in case of total or partial non-performance of the lease, without prejudice to the application of other contractual penalties. The forfeiture may be declared under the following circumstances: (1) the service is not being provided adequately (i.e., there has been a breach of the minimum transport requirements); (2) failure to undertake the investments stipulated in the agreement; (3) breach of contractual obligations; (4) transfer of the agreement without prior consent from the granting authority; (5) obstruction of audits carried out by the granting authority; (6) changes to the contractual objective; (7) failure to maintain or conserve the leased facilities; (8) default in financial obligations set out in the agreement; or (9) loss by us of the economic, technical and operating conditions required for the adequate provision of services set out in the agreement. The forfeiture must be preceded by the verification of the default in an administrative proceeding in connection with which we have a right of defense;

•	termination by the lessee in the event of breach of contractual provisions or rules established by the granting authority by means of judicial action for this specific purpose;

•	annulment; and

•	bankruptcy or extinction of the lessee.

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

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the development and operation of ports and port facilities in Brazil. To improve the applicable legislation, the Brazilian government enacted Law No. 12,815/2013, or the “New Ports Law,” which has been regulated by Decree No. 8,033/2013, recently amended by Decree No. 9,084/2017. Such law revoked the Ports Modernization Law and established a new legal framework for port operations in Brazil. As a result, public ports are governed by the New Ports Law and by specific complementary regulations enacted at the federal level, particularly by the Agência Nacional de Transportes Aquaviários and by the Secretaria Nacional de Portos, or “SNP.” (SNP has been integrated within the structure of the Federal Government’s Transportation, Ports and Civil Aviation Ministry by Federal Law No. 13,341/2016).

Pursuant to the New Ports Law, there is no longer a distinction between third-party and own cargo handled at private port terminals, i.e., the activities carried out in private terminals will be identical to those performed at public terminals with respect to the rendering of services. As a result, public ports are expected to face higher competition from the potential increase in development of operations in private ports. Accordingly, new port lease grants may be carried out by the Brazilian federal government, which may affect inter-and intra-port competition. Finally, Rumo may not be able to meet the minimum cargo volumes provided for in Rumo’s port lease agreements, which may subject it to fines and, upon repeated violations, to the early termination of the relevant grants.

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

The loss of Brazilian railway concessions may have a material adverse effect on our business.

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

Encampação is the seizure of the service by the granting authority during the concession term to the benefit of public interest, by means of a specific authorizing law and after payment of an indemnity. The granting authority may declare the forfeiture of the agreement in the cases in which the concessionaire recurrently defaults on its obligations, or annulment in the cases that the bidding documents for the concession or the concession agreement are tainted by unlawful provisions, or declare penalties, due to total or partial non-performance of the agreement. The granting authority may forfeit the concession when, among other events: (1) the service is being rendered in an inadequate or insufficient manner, according to the norms, criteria, indicators and parameters defining the quality of the service; (2) the concessionaire breaches contractual, regulatory or legal provisions concerning the concession; (3) the concessionaire interrupts the service other than for acts of god or force majeure events; (4) the concessionaire no longer possesses the economic, technical or operational conditions required to adequately render the services under the concession; and (5) the concessionaire does not comply with the penalties imposed for breaches within the established deadlines.

Upon termination of a concession, the leased or operated assets revert to the granting authority, and the amount of compensation received may not be sufficient to cover the losses incurred by us as a result of such early termination. In addition, certain creditors may have priority with regards to such compensation.

In addition, pursuant to the terms of Rumo’s concession agreements, the granting authority may intervene in the concession to ensure that the relevant services are being provided as well as to ensure compliance with the applicable contractual clauses and legal and regulatory norms.

An early termination of Rumo’s concession agreement, as well as the imposition upon Rumo of penalties associated with such termination and interventions in our management may have a material impact on Rumo’s operating results and affect our payment capacity and ability to meet our financial obligations.

Rumo may not obtain early renewals of the Rumo Malha Paulista S.A., or “Malha Paulista,” and Rumo Malha Sul S.A., or “Malha Sul,” concession agreements, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreements for Malha Paulista and Malha Sul expire in 2028 and 2027, respectively. In September 2015, Rumo filed formal requests with the ANTT for early renewals of such agreements.

In the meantime, Law No. 13,448/2017 was enacted following the conversion into law of Provisional Measure No. 752/2016 which defines the general rules governing extensions of concessions, including early renewals, as well as rebidding of partnership contracts of the federal public administration pursuant to the provisions of Law No. 13,334/2016 in the road, rail and airport sectors. Pursuant to the terms of the new law, the granting authority will perform rebidding if there is a breach of contract or if the concession holders are no longer capable of fulfilling the contractual and financial obligations originally undertaken. In the case of early renewals, rail concession holders must demonstrate provision of adequate services, including compliance with production and safety targets or of safety targets set forth in the applicable contracts, pursuant to the provisions of article 6, paragraph 2 of Law No. 13,448/2017. In addition, contract amendments must contain a timeline for required investments and include measures to discourage potential noncompliance or delay in complying with obligations (such as the annual rebalancing discount and the additional grant payment).

Lastly, early renewals and rebiddings must be submitted to a public consultation by the granting authority. Once the public consultation is completed, the relevant documentation must be deposited with the Brazilian federal accounting court (Tribunal de Contas da União), or “TCU.”

Following the enactment of Law No. 13,448/2017, the early renewal requests relating to Malha Paulista and Malha Sul which are currently being reviewed by the ANTT had to be complemented in order to comply with the newly enacted rules (in particular as regards the requirement under Article 6, paragraph 2 of Law No. 13,448/2017 to demonstrate adequate provision of the services). Rumo currently fulfills these new obligations and expects to successfully complete the early renewal processes of its concessions.

We cannot guarantee that Rumo’s requests for renewals will be successful or that they will occur within the timeframe which we anticipate. In addition, any early renewal may be subject to certain conditions precedent or the applicable concessions may be renewed on terms less favorable than those currently in place. Rumo may also face significant competition from third parties if the granting authority decides to subject our maturing concessions to a rebidding process.

Rumo may incur additional liabilities if it obtains an early renewal of the Rumo Malha Paulista S.A., or “Malha Paulista,” concession agreement, currently under review by the ANTT.

Malha Paulista’s concession agreement is due to expire in 2028. In September 2015, Rumo filed a formal request with the ANTT for early renewal of such concession agreement. The extension request is currently under review by the ANTT. If the ANTT approves the extension request, it is estimated that, in addition to the investment commitments provided for in our business plan, Malha Paulista may incur additional liabilities currently estimated by the ANTT to be in an amount of approximately R$1 billion. Once the value of these liabilities has been confirmed, Rumo may, pursuant to (i) applicable legislation and (ii) clause 6.2 of the draft of the amendment to the Malha Paulista’s concession agreement (the public consultation procedure for which has already been completed by the ANTT), enter into an agreement with the ANTT whereby instead of indemnifying the ANTT for such liabilities, we would be required to invest a substantial amount in our rail networks (both within Malha Paulista and in other parts of our logistics business). The abovementioned amount is currently under discussion with the TCU.

Rumo’s Brazilian rail tariffs are subject to a maximum rate established by the Brazilian government.

Under Rumo’s rail network concession agreements, tariffs for our rail freight services are subject to a maximum rate. Maximum tariff rates that Rumo is allowed to charge are adjusted for inflation according to variations in the IGP-DI index (or a substitute index) in accordance with applicable Brazilian law or concession agreements. Currently, tariff adjustments are performed on an annual basis, at different months of the year, depending on the terms of each concession agreement. Additionally, the tariffs Rumo charges for rail freight services on our rail network can be revised upwards or downwards if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial balance, or as determined by the Brazilian government every five years. The mechanisms for restoring the financial balance are defined in Brazilian law or in the agreements and must be requested by the non-breaching party along with adequate economic evidence. Rumo’s tariffs are currently below the maximum tariff levels allowable under Rumo’s concession agreements. In 2012, the ANTT implemented a review of reference rates that altered the original methodology for defining such rates. The use of revised rate charts could affect Rumo’s capacity to generate revenues, as such review revised most rates downwards and established a cap for Malha Norte, which originally was not subject to a cap. Before Cosan, through its subsidiary Rumo Logística, acquired 100% of the common shares of ALL on April 1, 2015, ALL obtained an injunction suspending the application of such revised rate charts by the ANTT and, therefore, is not subject to them. However, we cannot assure you that in the future tariffs will be set at a level that would permit Rumo to continue to operate profitably.

Rumo may become subject to additional stringent environmental requirements.

In September 2016, the environmental agency of the state of São Paulo (Companhia de Tecnologia de Saneamento Ambiental or “CETESB”) enacted a regulation (Board Decision No. 210/2016/I/C) requiring private ports in the state of São Paulo to comply with more stringent requirements with respect to environmental permits. As a result, Rumo received notifications requiring it to present a regularization plan to CETESB, setting forth how Rumo proposes to comply with these more stringent requirements. This regularization plan was submitted to CETESB on June 12, 2017 and Rumo expects that it will form the basis of an agreement between us and CETESB. Rumo is unable to estimate the amounts it may have to spend in order to fully implement the regularization plan to be presented to CETESB. If these amounts are significant, Rumo’s business, operating results and financial condition could be materially and adversely affected.

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

During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office (without being made available to the Company, in accordance with the terms of the engagement). At this time, we can neither predict the outcome of the internal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo.

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

Rumo may not be able to achieve expected cost savings, which rely on several factors such as rail track prices, railroad ties, fuel, iron, engineering and other resources required for our operations. Given the competitive markets in which Rumo operates, it is likely that it will not be able to pass increases in costs of materials onto the price of our services (including as a result of limits applying to our tariffs), which would materially and adversely affect its financial performance.

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

Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” Logística Brasil — Fundo de Investimento em Participações, or “FIP – BRZ,” Deminvest Empreendimentos e Participações S.A, or “Deminvest,” Markinvest Gestão de Participações Ltda., or “Markinvest” and Brado Holding S.A., or “Brado Holding,” are parties to a shareholders’ agreement governing the investment in Brado Logística, Rumo’s subsidiary active in the intermodal container logistics sector, or the “Brado Shareholders’ Agreement.” Markinvest, FIP – BRZ and Deminvest are jointly referred to as the “Original Shareholders.” Brado Holding, FI-FGTS and the Original Shareholders are jointly referred to as the “Brado Shareholders.”

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

Soybean harvests generally occur between January and May, corn harvests (mainly for export) generally occur between April and July and sugar harvests generally occur between March and November. For this reason, Rumo typically transports larger volumes of goods in the second and third quarters of each year and lower volumes in the “off season” (i.e., the first and fourth quarters of each year).

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

An increase in competition may reduce our revenues and result in smaller profit margins or the loss of market share. Our business, financial condition and results of operations may be adversely affected if we are not able to adequately compete in the market.

Competition in the transportation services industry is intense and includes:

•	competition with other transportation modes, such as road freight;

•	competition with alternative export options for agricultural products through other ports (particularly in the northern region of Brazil) to the detriment of the ports of Santos (state of São Paulo), Paranaguá (state of Paraná) and São Francisco do Sul (state of Santa Catarina);

•	dependence on operating quality and port and terminal capacity;

•	the limitations established by the maximum tariffs established by the ANTT;

•	a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit Rumo’s ability to maintain or increase rates, operating margins or growth of its business; and

•	establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs.

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to the CNT, trucks transported 61% of Brazil’s production in 2016, while only 21% of that production was transported by rail and 14% was transported on waterways, which includes coastal shipping. Although Rumo is expanding our intermodal services via truck transportation, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

New measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit our growth prospects.

Increased competition may lead to decreases in Rumo’s revenues, smaller profit margins or loss of market share. If Rumo is unable to address any of these adequately, it may adversely impact Rumo’s business, financial condition and results of operations.

Rumo operates in a regulated environment, and measures taken by public authorities may impact Rumo’s activities.

The rail services which Rumo provides are regulated and supervised by the Brazilian government and in particular by the Brazilian Ministry of Transportation, Ports and Civil Aviation as well as the ANTT. The ANTT regulates various aspects of the business of companies active in the Brazilian rail sector, including with regards to requirements for investments, expenses, determination of revenue and the setting of tariffs in order to guarantee regularity, continuity, efficiency, safety and affordability. These activities are intensely regulated through laws, decrees, provisional measures, ordnances, resolutions and other regulatory and legislative actions. Changes to legislation or regulation relating to the rail sector may adversely affect Rumo’s business, financial results and operating results.

In addition, Rumo’s railroad concession agreements have been entered into with the Brazilian Ministry of Transportation (acting as granting authority when the grants took place), later substituted by the ANTT after the enactment of Federal Law No. 10,233/2001. Rumo’s operations take place in a highly regulated environment because concessions agreements are administrative contracts. Such contracts are therefore subject to public law, which gives the granting authority the right to: (1) amend the contracts unilaterally when in the public interest (while respecting the rights under the contract); (2) rescind the contracts unilaterally in the instances provided for in Law No. 8,666/1993; (3) supervise the execution of the contracts; and (4) impose sanctions in the case of partial or complete non-compliance with the adjustment (among other instances).

Therefore, notwithstanding the concessionaire’s right to maintain the financial balance of the concession agreement, actions taken by the public administration in general may affect the services rendered by Rumo. For example, if (1) new obligations are imposed; (2) additional investments not originally provided for in the concession agreements are required as a result of unilateral measures provided for in the statute or through the creation of new regulations by the ANTT; and (3) the scope of the concession agreements is reduced or certain actions taken by us are rejected or not given effect (such as anticipated concession renewals, extensions of grants in force or extensions under conditions not favorable to us), Rumo’s economic and financial condition and operating results may be adversely affected.

We cannot predict which actions the Brazilian government will take in the future and how such actions will affect Rumo’s operating results. If Rumo is required to conduct its business in a manner substantially different from that contemplated in Rumo’s business plan, Rumo’s financial and operating results may be adversely affected.

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

We have various credit terms with virtually all of our wholesale and retail industrial customers, and our customers have varying degrees of creditworthiness which exposes us to the risk of nonpayment or other default under our contracts and other arrangements with them. In the event that a significant number of material customers default on their payment obligations to us, our financial condition, results of operations or cash flows could be materially and adversely affected.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law nº 12.846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.” The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes. When such issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

If we are unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, we may not be able to comply with our financial obligations or explore business opportunities, and responding to competitive pressures may become challenging. This would have a material adverse effect on our business, financial condition and results of operations.

We operate in industry sectors that require significant financial resources that will require access to the capital markets and bank financing in significant volumes to meet our investment objectives.

We obtain funds for our activities through loans from financial institutions, domestic and foreign lenders, and through access to the capital markets. Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, sovereign defaults, political and economic developments in and affecting Brazil such as the “Lava Jato” scandal, among other things. These events have negatively affected general economic conditions, especially in the period from 2014 to the first quarter of 2017. During that period, the cost of raising money in the debt capital markets has increased substantially while the availability of funds from those markets for Brazilian companies has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers on commercially reasonable terms or at all. Our failure to obtain the necessary resources on reasonable terms may adversely affect our investment strategy. If we decide to increase our debt levels, we may be subject to risks, including our inability to pay outstanding debt, which may adversely affect our financial condition.

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

Our controlling shareholder and chairman has the power to indirectly control us, including the power to:

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

Currently, because of the share capital structure of our parent company Cosan Limited, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of our issued and outstanding share capital. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, Cosan’s controlling shareholder may make decisions that are contrary to the interests of their other shareholders, and diverge from those minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships and engage in new financings or similar operations. As a result, the market price of our shares could be adversely affected.

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

Failure to fulfill the conditions precedent to the closing of the acquisition of Shell’s downstream business in Argentina may have a material adverse effect on Raízen Combustíveis.

On April 24, 2018, Raízen Combustíveis entered into an agreement with Shell Overseas Investments B.V. and B. V. Dordtsche Petroleum Maatschappij to acquire Shell’s downstream business in Argentina through the acquisition of the shares of Shell Compañía Argentina de Petróleo S.A. and Energina Compañía Argentina de Petróleo S.A., or “Shell Argentina.” The closing of the transaction is subject to certain customary closing conditions, including (1) a corporate reorganization of the target group of companies, which includes a carve-out of the upstream (exploration and production) business of Shell in Argentina, and (2) receipt of regulatory approvals (however, receipt of antitrust approval is not a condition to completion). It is currently expected that these conditions precedent will be fulfilled by the end of 2019.

In addition, the purchase agreement relating to the acquisition of Shell Argentina provides that Raízen Combustíveis may, subject to certain conditions, choose not to proceed with the closing of the acquisition if the results of its due diligence of certain documents and other matters provided to Raízen Combustíveis by the seller following the signing of the purchase agreement are not satisfactory.

Further, the purchase agreement provides that if the conditions precedent to closing are not fulfilled by April 24, 2019, as a result of Raízen Combustíveis’s actions or omissions, the transaction will not close and Raízen Combustíveis will forfeit its initial upfront payment of U.S.$100 million.

We cannot assure you that the conditions precedent for the closing of the acquisition of Shell Argentina will be fully met. Failure to fulfill such conditions may adversely affect Raízen Combustíveis.

Raízen Combustíveis may not be able to successfully integrate the operations of Shell Argentina and faces other risks associated with the acquisition.

If the acquisition of Shell Argentina by Raízen Combustíveis is completed, Raízen Combustíveis may not be able to successfully integrate Shell Argentina into its business, or successfully implement appropriate operational, financial or administrative systems and controls to achieve the benefits that we expect to result from the acquisition of Shell Argentina. The risks faced by Raízen Combustíveis include but are not limited to: (1) failure of Shell Argentina to achieve expected results; (2) inability to retain key personnel of Shell Argentina; (3) failure to successfully migrate Shell Argentina’s current customer and supplier relationships to the business as acquired by us; and (4) possible inability to achieve expected synergies or economies of scale. In addition, the business of Shell Argentina could cause interruption of, or loss of momentum in, the activities of the existing business of Raízen Combustíveis. The diversion of our management’s attention and any delays or difficulties encountered in connection with the integration of Shell Argentina could adversely affect the business, results of operations or prospects of Raízen Combustíveis.

The acquisition of Shell Argentina also exposes Raízen Combustíveis to the risk that it will inherit pre-existing business, labor, environmental or other issues which may result in temporary shutdowns, labor disputes, obligations to compensate third parties for environmental damage or repair environmental damage or which may otherwise have an adverse effect on Raízen Combustíveis if not managed properly.

In addition, the acquisition of Shell Argentina may expose Raízen Combustíveis to successor liability relating to certain prior actions of Shell Argentina and its management or certain contingent liabilities incurred prior to its involvement. It will also expose Raízen Combustíveis to certain liabilities associated with ongoing operations (including, without limitation, environmental liabilities), especially to the extent that Raízen Combustíveis is unable to adequately and safely manage such acquired operations. Also, undisclosed liabilities from the acquisition of Shell Argentina may harm the financial condition and operating results of Raízen Combustíveis.

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

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. For example, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of common shares of our Brazilian subsidiaries. We currently conduct all of our operations through our principal Brazilian subsidiaries, Cosan S.A. and Cosan Logistica. As a result, any imposition of exchange controls restrictions could reduce the market prices of the class A common shares.

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

The sale or issuance of a significant number of our common shares may adversely affect the market value of our class A common shares.

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 146,867,137 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of December 31, 2017. Our bye-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

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

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including Cosan, Rumo and Comgás, as well as market conditions and securities prices in Brazil.

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

These factors, as well as uncertainty as to whether the Brazilian government will apply changes to its policy or regulations that may affect any of the above-mentioned factors or other factors in the future, can lead to economic uncertainty and increase the volatility of the capital markets and the securities issued by Brazilian companies. Changes in such policies and regulations may have a negative impact on our operating results and financial position and the price of the shares.

The levels of economic activity, reflected in Brazilian GDP, can influence our distributed volumes. The growth rates in natural gas consumption may occur primarily by substituting other resources, notably fuel oil, gasoline and to a lesser extent other products derived from oil, depending on the prices of each kind of fuel.

We, our subsidiaries and jointly-controlled entities generally invoice our sales in reais, but a substantial portion of our, our subsidiaries’ and jointly-controlled entities’ net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of our, our subsidiaries’ and jointly-controlled entities’ costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

Ongoing political instability in Brazil may adversely affect the Brazilian economy and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, and have historically resulted in economic deceleration and heightened volatility in the trading market for securities issued by Brazilian companies.

Recently, the deteriorating political environment in Brazil has contributed to economic instability. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the political environment.

In August 2016, the Brazilian Senate approved the removal of Dilma Rousseff, Brazil’s then-President from office, after completion of the legal and administrative process for impeachment, for infringing budgetary laws. Michel Temer, the former Vice-President, who had previously assumed the interim presidency of Brazil since Ms. Rousseff’s suspension in May, was sworn in by the Brazilian Senate to serve out the remainder of the presidential term until the next general election in October 2018. There was an ongoing proceeding before the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) alleging that the electoral alliance between Ms. Rousseff and Mr. Temer in the 2014 general election had violated campaign finance laws. On June 9, 2017, the Brazilian Higher Electoral Court absolved Mr. Temer of wrongdoing; however, he is still being subjected to heightened scrutiny due to the ongoing Lava Jato investigations. Subsequently in June 2017, additional corruption charges were levied against Mr. Temer. In August 2017, the Brazilian Chamber of Deputies narrowly voted against having these charges heard by the Brazilian Supreme Court, which is the only tribunal in Brazil tasked with adjudicating allegations against a sitting President. Despite these findings, Mr. Temer is still subject to investigations being conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor and may be indicted in connection with certain allegations of corruption and ultimately subject to impeachment proceedings. We cannot predict which policies Mr. Temer may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us.

Further, presidential elections are to be held in Brazil in the second half of 2018. We cannot predict the outcome of those elections, including whether any successor to Mr. Temer will adopt policies or changes to current policies which may have a material adverse effect on us. Furthermore, the political uncertainty resulting from the presidential elections may have an adverse effect on our business, results of operations and financial condition.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally resulting in whole or in part from political developments in Brazil may adversely affecting demand for our products. Continuing political instability in Brazil could also have a material adverse effect on us.

The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition.

The recent economic instability in Brazil caused by the rise of inflation, a slowdown in GDP growth and uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015, 7.2% in 2016 and a decrease of 0.5% in 2017. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 5.6% in 2013, 6.2% in 2014, 11.3% in 2015, 6.6% in 2016 and 3% in 2017. Despite the Brazilian Central Bank’s repeated increases of interest rates during the period from 2013 to 2015, the IPCA has continued to increase, reaching 10.7% in 2015 (the highest level recorded since 2003), and reaching 3% for the twelve-month period ending December 31, 2017.

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

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official interest rates in Brazil at the end of 2017, 2016 and 2015 were 7%, 13.75% and 14.25% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (COPOM). Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2017, our consolidated gross debt was either fixed or linked to interest rates based on the CDI (Interbank Deposit Certificate) rate, the TJLP (Long-Term Interest Rate), the IPCA and the SELIC rate. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations.

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

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the real went from R$3.2729 per U.S.$1.00 at the beginning of the year to R$3.3080 per U.S.$1.00 on December 31, 2017, corresponding to a 1% depreciation against the U.S. dollar. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Because Cosan, its subsidiaries and jointly-controlled entities generally invoices its sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

In addition, we are active in the credit market, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to indebtedness as of December 31, 2017 was R$10,376.4 million compared to R$5,864.3 million at December 31, 2016. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foregoing currency debt obligations are not completely hedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our liquidity and our cash flows in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 2.7% in 2013 decreasing to 0.1% in 2014 and then to a contraction of 3.8% in 2015, a contraction of 3.6% in 2016 and an increase of 1% in 2017. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

Furthermore, deficiencies in the road, rail or waterway network of the areas in which we operate, such as unpaved or maintenance-free roads lack of railroads, especially in regions farthest from the ports, result in high logistics costs and, consequently, reduce the profitability of our sugarcane operations. Likewise, failure or malpractice in transportation handling, whether on trains, trucks or vessels, may lead to loss of production, waste of quantities or damage to sugarcane. Constant climate change, such as excessive rainfall, has led to a worsening of the road’s conservation status, which may lead to an increase in over-production losses. The aforementioned infrastructure deficiencies may make it more difficult for us to conduct our business in the areas in which we operate and thereby adversely affect us.

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

In recent years, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

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

Global economic conditions may affect the Brazilian economy as well as the demand for our products (including ethanol). For example, a global recession may lead to a reduction in global demand for our products, either through lower consumption or via measures to protect local production. In both cases the consequence would be to reduce prices for our products in the foreign market, affecting our financial performance. In addition, as a portion of our net operating revenues is generated from export activities and normally billed in U.S. dollars and, at the same time, most of our costs are denominated in reais, our operating margins may be adversely affected when the real appreciates against the U.S. dollar. In addition, we have indebtedness at pre-and post-fixed rates and, therefore, we are exposed to the risk of interest rate variations. If there is an increase in interest rates, our financial results may be affected.

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

On June 23, 2016, the United Kingdom held a non-binding referendum on its membership in the European Union, in which a majority voted for the United Kingdom to leave the European Union. Immediately following the result, the United Kingdom and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling, in addition to which there is now continuing uncertainty relating to the process, timing and negotiation of the United Kingdom’s exit from, and future relationship with, the European Union. On March 29, 2017, the United Kingdom’s Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the United Kingdom’s intention to withdraw from the European Union. The delivery of the Article 50(2) notice has triggered a two-year period of negotiation which will determine the terms on which the United Kingdom will exit the European Union and the new terms of the United Kingdom’s relationship with the European Union. Unless extended, the United Kingdom’s membership of the European Union will cease after this two-year period. These negotiations with the European Union, which formally commenced on June 19, 2017, are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the United Kingdom currently has trading arrangements by virtue of its membership of the European Union. The timing of, and process for, such negotiations and the resulting terms of the United Kingdom’s future economic, trading and legal relationships are uncertain. Uncertainty regarding the terms of the United Kingdom’s withdrawal from the European Union, and its eventual effects once implemented, could adversely affect European or global economic or market conditions and investor confidence. This could, in turn, adversely affect our business and/or the market value of our securities.

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

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. In Brazil, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly-controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Future changes in tax policy laws may adversely affect our financial and operating results.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). The Brazilian federal police is also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF,” a tax appeals tribunal (the so-called “Operação Zelotes”). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian federal revenue authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near, short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product, or “GDP,” contracted by 3.5% in 2015 and 3.5% in 2016 but increased by 1.0% in 2017). In addition, although we have reduced our exposure to companies involved in the “Lava Jato” and other government investigations, we cannot assure you that new investigations will not be launched or that additional persons will not become subject to investigation.

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by Standard & Poor’s, or “S&P,” in September 2015, by Fitch Ratings, or “Fitch,” in December 2015, by Moody’s Investors Service in February 2016 and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

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

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our commercial name is “Cosan.” Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

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

On October 24, 2012, Cosan S.A. and its subsidiary Handson Participações S.A., or “Handson” entered into a purchase and sale agreement with Camil Alimentos S.A., or “Camil,” for the sale of our subsidiary Docelar Alimentos e Bebidas S.A., or “Docelar,” to Camil, for R$463.8 million. As consideration for this amount, at the closing of the transaction Camil assumed indebtedness of R$170.0 million and paid cash of R$88.7 million. The remaining R$205.0 million was settled in four payments. The sale was approved by the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica or “CADE”) on July 19, 2012. The outstanding payments are secured by a trust receipt on our behalf of 28,246,685 shares of Camil, corresponding to 25% of its capital stock. In addition, pursuant to the agreement, we and our affiliates cannot compete with Camil or Docelar for five years from the date of the agreement.

Also in May 2012, Cosan S.A., through its subsidiary Provence Participações S.A., or “Provence,” entered into a Stock Purchase Agreement to acquire 60.1% for R$3.4 billion of Comgás from BG Group. Our acquisition of a 60.1% stake of Comgás was concluded on November 5, 2012, with full approval from, and no restrictions were imposed by CADE or ARSESP (the relevant sectoral regulator). As a result of this acquisition, we entered into a shareholders’ agreement with the other principal shareholders of Comgás, Integral Investments B.V. and Shell Brazil Holding BV, subsidiaries of Shell Gas BV of the Shell Group. Shell Brazil Holding BV, which has a direct and indirect interest in Comgás, corresponding to 18.2% of its share capital, was granted an option to convert its current stake of 21,805,645 Comgás common shares into 30,917,231 of Cosan S.A. shares. The exercise of this option may occur during a period of approximately 30 days at the third, fourth or fifth anniversary from the closing date.

On February 24, 2014, Cosan S.A., through its subsidiary Rumo submitted to ALL a binding proposal for the merger of ALL by Rumo. The proposal entailed the merger of all the shares issued by ALL into Rumo, with the existing shareholders of Rumo and ALL receiving 36.5% and 63.5%, respectively, of the capital stock of the combined company. The merger was subject to certain conditions precedent, notably the following: (1) Rumo had to become registered as a Brazilian publicly held company and simultaneously join the “Novo Mercado” segment of B3; (2) regulatory approvals from CADE and the ANTT being obtained; and (3) all corporate and third-party approvals required by applicable laws and the by-laws of the companies being obtained.

At an extraordinary general meeting held on October 1, 2014, Cosan S.A.’s shareholders approved a spin-off of the logistics business of Cosan S.A. and the merger of the spun-off portion into Cosan Logística (the “Partial Spin-off”). The Partial Spin-off sought to segregate Cosan S.A.’s logistics activities, focused on Rumo, in order to allow each of our business segments to be more sector-focused, and to establish a suitable capital structures for each business segment. It also seeks to provide the market with greater transparency on each business segment’s performance, which will give shareholders and investors an improved ability to analyze each individual business’ performance. Cosan Limited controls both Cosan S.A. and Cosan Logística, with a 62.51% and 62.51% interest in each of them, respectively. At September 30, 2014 the portion spun-off to Cosan Logística had a book value of R$1,059.5 million. Due to the Partial Spin-off, all of the shares issued by Cosan Logística previously held by Cosan were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to the shareholders of Cosan (including Cosan Limited) at an exchange ratio of 1:1. Cosan’s shares were traded ex-rights to receive Cosan Logística’s shares as from October 6, 2014. Cosan Logística’s shares are currently traded on the B3 under the ticker “RLOG3,” with trading having started on October 6, 2014. As a result, shareholders had been provided with the same political and economic privileges in Cosan Logística as those conferred on them by the shares of the company they previously held. Furthermore, the Partial Spin-off did not result in any change in the characteristics of Cosan’s shares or the advantages conferred by them. Due to the Partial Spin-off and consequent transfer of the spun-off portion to Cosan Logística, the share capital of Cosan S.A. was reduced by R$1,059,591, corresponding to the book value of the spun-off portion, without any cancellation of Cosan S.A.’s shares. As such, Cosan S.A.’s share capital reduced from the current R$4,691,822 to R$3,632,231, and it remains divided into 407,214,353 registered common, nominative and without par value shares.

On April 1, 2015, following the completion of the applicable conditions precedent, the merger between Rumo and ALL was effected with an adjusted exchange ratio (adjusted by the dividends distributed per each company during the period) that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result, ALL’s shares (B3 ticker: ALLL3) were delisted from B3 as of March 31, 2015. As of April 1, 2015, Rumo’s public shares listed on the B3 (under the ticker “RUMO3”) fully reflected the effects of the merger.

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

On September 30, 2016, Cosan S.A. entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, Cosan S.A. reduced its equity interest in Radar and Radar II from 37.7% to 3%. Cosan S.A. retains significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the inhibition of Cosan’s decision-making power defined on the shareholders agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

On June 16, 2017, we acquired two sugarcane crushing plants. The acquisition was approved by the CADE, the Brazilian antitrust authority on August 8, 2017 and the transaction closed on September 8, 2017. The two mills included are located in the cities of Bocaina and Brotas, in the state of São Paulo, a region where Raízen already operates, and have a combined annual crushing capacity of approximately 5.5 million tons of sugarcane.

On September 20, 2017, we completed an offering of 5.950% senior notes due 2024 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used to for general corporate purposes, including but not limited to, the repayment of our outstanding indebtedness and investments in our logistics business.

On October 10, 2017, Rumo completed a capital increase in an amount of R$2.6 billion through a public offering of its common shares to investors in Brazil and abroad. Rumo used the net proceeds from the offering to improve its leverage, reduce its net indebtedness and increase its cash reserves.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. exercised their put option on the shares issued by Comgás against Cosan Limited. The option was exercised in compliance with the option agreement between Shell and Cosan Limited executed on November 5, 2012 and amended on October 16, 2017. The exercise was concluded on December 12, 2017, when Shell transferred its 16.77% of Comgás share capital to Cosan Limited and received from Cosan Limited 17,187,937 shares issued by Cosan S.A. (4.21% share capital) and two installments in cash. As part of the process of simplifying its corporate structure, the Company offered Cosan S.A. the possibility of acquiring the Comgás shares, at the same price and conditions. The transaction was concluded on December 12, 2017. Cosan S.A. now holds 79.9% of Comgás shares and Cosan Limited now holds 58.21% of Cosan S.A. shares.

On November 1, 2017, we acquired Stanbridge, which distributes lubricants and fuels in some regions of the United Kingdom.

On December 22, 2017, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. and Farallon Latin America Investimentos Ltda., for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340 million. In addition to the acquisition price, Cosan S.A. will be entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables.

On December 22, 2017, we acquired 22,025,248 Class A common shares pursuant to a tender offer at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other related expenses. These shares represented 13.04% of the issued and outstanding Class A common stock of Cosan as of December 21, 2017. The shares accepted for purchase included 1,299,859 additional shares that Cosan elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 146,867,137 outstanding Class A common shares remaining.

On January 18, 2018, Cosan Logística’s subsidiary, Rumo, completed an offering of 5.875% senior notes due 2025 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used to refinance debt and the remainder (if any) for general corporate purposes.

On March 19, 2018, we entered into an agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement will come into force on December 1, 2018.

On April 19, 2018, we submitted to the B3 a proposal relating to the discontinuation of our BDR program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). Once completed, we will take the requisite steps to complete our deregistration with the CVM and the delisting of our BDRs from the B3. The discontinuation of our BDR program is intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for an amount of U.S.$950 million. The consideration to be paid assumes that Shell Argentina has no indebtedness and is subject to customary adjustments, including for variations in working capital and net debt, through to the closing date. Shell Argentina operates a petroleum refinery and distributes fuel through a network of 645 petrol stations in Argentina. It is expected that following the closing of the transaction, Shell Argentina will enter into several agreements with Shell entities, on market terms, including a supply agreement for the import of hydrocarbons and a license to use certain Shell brands in Argentina. The closing of the transaction is subject to certain customary closing conditions, including (1) a corporate reorganization of the target group of companies, which includes the carve-out of the upstream (exploration and production) business of Shell in Argentina, and (2) regulatory approvals (however, receipt of antitrust approval is not a condition to completion). It is currently expected that these conditions precedent will be fulfilled by the end of 2019.

Capital Expenditures

For a description of our principal capital expenditures over the fiscal years ending December 31, 2017, 2016 and 2015, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B.	Business Overview

We are one of the largest companies in Brazil, as ranked by the Exame magazine’s annual Melhores e Maiores publication, with businesses in strategic sectors to Brazil’s development, such as energy and logistics. The following companies are part of the organization: Cosan S.A. and its subsidiaries, Comgás and Moove, Raízen (which is under joint control) and Cosan Logística with its subsidiary Rumo.

Through Raízen, a joint venture between Cosan S.A. and Shell created in June of 2011, the company produces more than 2.2 billion liters of ethanol per year to supply both domestic and international markets and 4.3 million tons of sugar, with 981 MW of installed capacity—making it the largest sugar exporter and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 6,272 service stations throughout Brazil under the Shell brand, with approximately 950 convenience stores, 68 distribution terminals and presence in 68 airports supplying jet fuel.

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of over 15,900 kilometers, bringing natural gas to 1.8 million residential, commercial and industrial consumers in 88 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering approximately 180 municipalities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan operates in Brazil and in four other countries: Bolivia, Uruguay and Paraguay (South America), Spain and since November 2017 in the United Kingdom, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Under the Comma brand, Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

In the logistics sector, Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. Cosan has spun-off its logistics segment, including Rumo, into a listed company called Cosan Logística. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For further details, see “—A. History and Development of the Company.”

Cosan Limited (NYSE ticker: “CZZ”) has been listed since 2007 on the NYSE, and also has BDRs (B3 ticker: “CZLT33”) issued in Brazil listed on B3. Cosan S.A. (B3 ticker: “CSAN3”) has been listed since 2005 and Cosan Logística (B3 ticker: “RLOG3”) has been listed since 2014, both on the B3 segment with the highest standards of corporate governance, the “Novo Mercado.” Comgás (B3 ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the B3. Rumo (B3 ticker: “RAIL3”) has been listed since 2015 on the B3, with the highest standards of corporate governance, the “Novo Mercado.”

Raízen Combustíveis (Fuel Distribution)

Overview

Through Raízen Combustíveis, our downstream Joint Venture Company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of 6,272 Shell-branded retail service stations, 68 distribution terminals and 68 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 30% market share in Brazil in terms of volume of fuel sold in the fiscal year ended December 31, 2017, according to Plural.

The following are the three main lines of activity in which Raízen Combustíveis is engaged:

•	Retail: Raízen Combustíveis operates in the retail segment of the fuels distribution market through a network of Shell-branded retail service gas stations which on December 31, 2017 totaled 6,272 stations throughout Brazil. Raízen Combustíveis is a “Shell” brand licensed company, which is recognized as a symbol of quality and technology. The main products that Raízen Combustíveis sells at gas stations are Shell V-Power (ethanol and gasoline with additives) and Shell Evolux.

•	Business to Business (B2B): Raízen Combustíveis operates in the B2B segment with more than 3,000 customers such as cargo and passenger transport companies and companies in the agricultural and mining industries, among others. Our B2B strategy is focused on customer loyalty through premium technology products (Shell V-Power and Shell Evolux portfolios), digital payment methods and carrier fleet control tools.

•	Aviation: Raízen Combustíveis operates in the aviation sector through its 68 supply bases in Brazilian airports, providing services to commercial and business aviation companies. Raízen Combustíveis invests in the improvement of customer services and marketing strategies to differentiate its product offering in the business aviation market. The product marketed by this segment is Shell Aerojet.

Raízen Combustíveis Highlights	As of and For the Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Service stations	6,272	6,027	5,682
Fuel sold (billion liters)	25.6	24.8	25.1
Ethanol sales (R$ million)	4,926.2	5,246.6	5,392.6
Gasoline sales (R$ million)	31,878.8	29,162.1	23,784.4
Diesel sales (R$ million)	31,786.9	29,812.9	27,503.9
Jet fuel sales (R$ million)	3,709.6	3,414.2	4,233.7
Other products (R$ million)	487.6	507.2	498.3

Net sales (R$ million)(1)	72,789.1	68,143.0	61,412.9

(1)	Raízen Combustíveis is accounted for under the equity method, and therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

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

Ethanol is sourced from various third-party suppliers and from Raízen Energia as well. The prices of ethanol supplied are generally determined by the ESALQ index. The prices of oil-derivative fuels supplied to us by Petrobras generally vary according to international oil prices.

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

As hydrous ethanol is less energy intense than gasoline, consumers will usually switch to ethanol if the price is significantly lower than gasoline. When hydrous ethanol is retailed at 70% of the price of gasoline, the two fuels are considered to be at price parity with each other. At a level below 70%, the demand for ethanol will significantly increase at the expense of gasoline.

Raízen Combustíveis supplies aviation fuel at 68 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, and Brasília airport in the Federal District, to Brazilian and foreign airlines.

In addition, as of December 31, 2017, we had 950 convenience stores (compared to 961, 944 and 863 as of December 31, 2016, 2015 and 2014, respectively) throughout Brazil.

Regulation

The National Agency of Petroleum, Natural Gas and Biofuels, or “ANP,” is a federal agency responsible for the control, supervision and implementation of the government’s oil, gas and biofuel regulations. The ANP regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Brazil. With respect to regulation relating to gasoline and biofuels, the ANP determines the product quality standards and minimum storage capacities required to be maintained by distributors and is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity.

Fuel distributors are subject to Brazilian federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety, licensing by fire departments, environment and transport authorities. The National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA,” is the main government body responsible for issuing environmental standards and regulations at the federal level. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air, soil and water pollution, including management of hazardous waste.

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia is our upstream Joint Venture company. Raízen Energia’s core business is the production and sale of a variety of products derived from sugarcane, including VHP sugar, anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading. Raízen Energia operates 26 sugar, ethanol and energy cogeneration mills, with a current crushing capacity of 73 million tons of sugarcane per year.

Raízen Energia Highlights	As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Crushed sugarcane (million tons)	60.7	62.2	59.9
Sugar volume sold (thousand tons)	4,559.9	4,694.6	4,623.6
Ethanol volume sold (million liters)	3,841.1	3,614.3	3,646.3
Energy sold (MWh)	3,520.7	2,871.9	2,611.2
Net sugar sales (R$ million)	5,377.4	5,794.8	4,671.0
Domestic market	1,295.5	1,437.4	1,010.9
External market	4,081.8	4,357.4	3,660.1
Net ethanol sales (R$ million)	6,550.7	6,480.4	5,557.3
Domestic market	4,474.9	3,810.4	2,574.7
External market	2,075.8	2,670.0	2,982.6
Net energy cogeneration sales (R$ million)	884.3	520.5	554.9
Other products and services (R$ million)	340.3	338.1	297.7
Net sales (R$ million)(1)	13,152.7	13,133.8	11,080.9

(1)	Raízen Energia is accounted for under the equity method; therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

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

Raízen Energia’s sugarcane production is sourced from leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on leased land with the amount purchased from third parties during the periods set out below.

	As of and for Fiscal Year Ended December 31
	2017	%	2016	%	2015	%
	(millions of tons, except percentages)
Own sugarcane harvested from leased land	29.1	47.9	31.3	50.4	28.9	48.3
Sugarcane purchased from third parties	31.6	52.1	30.9	49.6	31.0	51.7

Total	60.7	100	62.2	100	59.9	100

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

Our mills have the capacity to crush 73 million tons of sugarcane per year and in the fiscal year ended December 31, 2017, we crushed 60.7 million tons of sugarcane, or 10.4% of Brazil’s central-south region total sugarcane production (which was 583.4 million tons as of December 31, 2017, according to UNICA). For further information on our sugarcane mills see “—D. Property, Plant and Equipment.” The mills that are equipped to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 57% sugar and 43% ethanol to 47.2% sugar and 52.8% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heating water that is transformed into steam. Thirteen of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

We produce and sell a wide variety of standard sugars, including VHP sugar, crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan and sold to Camil. on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2017 we exported 76.6%, by volume, of the sugar we sold. Rumo handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 58.8% of our ethanol production in the fiscal year ended December 31, 2017 and 63.5% of our ethanol production in the fiscal year ended December 31, 2016. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A. (BR Distribuidora), Raízen Combustíveis S.A. (Shell) and Cia. Brasileira de Petróleo Ipiranga (Ipiranga). We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2017, we exported 29.9%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos.

Ethanol Production Process

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in both sugarcane juice and molasses. Initially, we process the sugarcane used in ethanol production the same way that we process sugarcane for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine,” has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately ten hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous, neutral and industrial ethanol, and store the ethanol in large tanks.

The ethanol production flow can be summarized as follows:

•	Preparation of the juice. The fermentation is fed with a juice composed of approximately 20% sugar, which is prepared with juice (from the treatment), molasses (from sugar production) and water. This juice must be cooled to approximately 30°C.

•	Fermentation. The fermentation of the juice is the result of the action of yeast, which first inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide. This reaction occurs in a fermenter, which is fed with juice and yeast.

•	Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separate the yeast from the beer, a solution of approximately 9%v/v (oGL) of ethanol.

•	Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and returned to the fermenter tank to be utilized again.

•	Distillation. The beer is distilled in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve the concentration of 94%v/v (oGL) ethanol. From the first column, a slop called vinasse is obtained, which is used as a fertilizer in the sugarcane fields.

•	Dehydration. In order to produce anhydrous ethanol, two more columns are used to achieve the concentration of 99%v/v (oGL) ethanol. In the first column, the excess of water is separated with the aid of cycle-hexane.

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2017, producing approximately 2.2 billion liters of ethanol, representing 8.6% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having sold abroad R$2.7 billion including trading in the foreign markets, having exported 1.2 billion liters in the fiscal year ended December 31, 2017 and 1.5 billion liters in the fiscal year ended December 31, 2016.

Cogeneration

Raízen Energia currently has an installed energy capacity of 981 MW per year from our 26 mills, of which 13 mills sold their excess energy to the Brazilian energy grid. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights	As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Energy sold (MWh)	3,520.7	2,871.9	2,611.2
Net sales (R$ million)(1)	884.3	520.5	554.9

(1)	Raízen Energia is accounted for under the equity method, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended December 31, 2017, 2016 and 2015, we sold 3,520.7 MWh, 2,871.9 MWh and 2,611.2 MWh, respectively, of energy to third parties. Our main customers, besides the energy sold to the Brazilian grid, are utility companies. In the fiscal year ended December 31, 2017, approximately 80% of our excess cogeneration volume was sold through long-term contracts.

Seasonality

Raízen Energia is subject to the seasonality of the annual sugarcane harvesting period in the Central-South region of Brazil, which begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through March), and a degree of seasonality in gross profit. See also “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Seasonality.”

Regulation

Raízen Energia is subject to several Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation and discharge of hazardous materials into the ground, air and water as well as regulation concerning electricity generation. Below is a summary of the principal rules and regulations to which Raízen Energia is subject.

Permits. Certain environmental laws require us to obtain from governmental authorities permits, licenses and authorizations to install and operate our mills, to burn sugarcane and to perform other activities.

We are subject to the regulations of the pollution control and remediation agencies of several Brazilian states, such as:

•	Environmental Company of the state of São Paulo (Companhia Ambiental do Estado de São Paulo—CETESB);

•	Environmental Agency of the State of Goiás (Secretaria de Meio Ambiente, Recursos Hídricos, Infraestrutura, Cidades e Assuntos Metropolitanos—SECIMA); and

•	Environmental Institute of the state of Mato Grosso do Sul (Instituto de Meio Ambiente do Mato Grosso do Sul—IMASUL).

Environmental Licensing of Raízen. We operate mills, transport facilities and numerous warehouses. CONAMA is the government agency responsible for issuing rules and resolutions on environmental licensing at a national level. Environmental licensing is required for the development of new facilities and for alterations in existing operations. Environmental licenses must be periodically renewed.

Sugarcane Burning. The state of São Paulo and certain municipal governments have established laws and regulations that limit or eliminate the burning of sugarcane entirely. We have voluntarily signed the Agro-Environmental Sugarcane Protocol, which establishes accelerated deadlines for the reduction of sugarcane burning.

Brazilian Forestry Code. We are subject to the Brazilian Forest Code, which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forest reserve in each of our rural landholdings covering from 20% to 80% of the total area of such land, known as “Legal Reserve.”

Environmental Liabilities. We are involved in certain administrative and judicial proceedings for alleged failure to comply with environmental laws and regulations (especially relating to environmental damages caused by sugarcane burning and contaminated areas). The Brazilian Federal Constitution provides for three different types of environmental liabilities: (1) civil, (2) administrative and (3) criminal. Non-compliance with environmental law is subject to administrative, civil and/or criminal sanctions, regardless of the civil impacts such as the obligation to repair, compensate or indemnify any damages caused to the environment or third parties. Public attorneys’ offices, foundations, state agencies, state-owned companies and environmental protection associations are all authorized by law to file public civil actions seeking compensation for environmental damages.

Electricity Regulation. The Brazilian power industry is regulated by ANEEL, a federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Mines and Energy. In order to perform power generation activities, the power agent must obtain authorizations granted by ANEEL or execute concession and permission agreements with the Brazilian government through ANEEL. The activities related to generation and commercialization of electricity performed by Raízen Energia are subject to ANEEL’s supervision. Pursuant to Law No. 9,427 dated December 26, 1996 and ANEEL’s Resolution No. 63/2004, within the scope of its powers of inspection of electrical energy plants and services, ANEEL may impose penalties (including warnings, fines, temporary suspension of the right to participate in bidding procedures for new concessions, licenses or authorizations and forfeiture) on power industry participants based on the nature of its relation with the agency (concessionaires or agents who hold permission or authorization) and the materiality of the infraction. In case of fines, the limit of 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice must be respected or, for independent producers or self-producers (authorized agents), 2.0% of the estimated amount of energy produced in the same period. In addition, pursuant to ANEEL’s Resolution No. 63/2004 some infractions may result in fines related to the failure of the agent in requesting ANEEL’s prior approval to certain conduct, including the following:

•	entering into certain related party transactions, pursuant to ANEEL’s Resolution No. 699/2016;

•	sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or permission, or the revenues of the electricity services;

•	changes in corporate control of the holder of the authorization, permission or concession, as per terms of ANEEL’s Resolution No. 484/2012; and

•	as applicable, submit to ANEEL projects of electric works and plants and their modifications, as well as proceed with its execution in disagreement with the project approved and with the established scheduled.

Comgás (Natural Gas Distribution)

Overview

Comgás is Brazil’s largest distributor of piped natural gas, with a network reaching over 15,900 kilometers and delivering natural gas to more than one million residential, commercial and industrial consumers in over 88 cities. The Comgás concession area covers approximately 26% (according to the IBGE) of Brazil’s GDP, including approximately 180 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 30% market share in Brazil in terms of volume sold in 2017, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’ supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras that is sourced out of Bolivia comes due in 2019 and we cannot assure you that it will be renewed. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Comgás Highlights	As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Natural gas sold (million cbm)	4,292.9	4,323.0	5,210.9
Net sales (R$ million)	5,537.9	5,657.2	6,597.0

Regulation

The National Agency of Petroleum, Natural Gas and Biofuels, or the “ANP,” is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP regulates all aspects of the production, distribution and sale of oil products in Brazil, including product quality standards and minimum storage capacities required to be maintained by distributors and is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity.

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

Moove Highlights:	As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Volume of lubricants sold (thousand liters)	347.8	328.9	316.9
Net sales (R$ million)	2,129.5	1,883.7	1,751.7

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

We have exclusive distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011. Since December 2016, Moove has had the exclusive distribution rights for Mobil brand products in Spain and, more recently, in the UK, through the Stanbridge acquisition.

Our lubricants business is not subject to significant seasonality. However a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies to which our fuel distribution business, Raízen Combustíveis, is subject. See “—Raízen Combustíveis (Fuel Distribution).”

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

The following table sets for the certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015(1)
Transported volume (million RTK)	49,690.5	40,270.4	44,908.8
Port elevation volume (thousand tons)	13,133.0	13,113.7	11,681.6
North operations (R$ million)	4,439.7	3,651.5	2,925.1
South operations (R$ million)	1,283.1	1,097.7	888.5
Container operations (R$ million)	223.5	265.4	224.3
Net sales (R$ million)	5,946.3	5,014.6	4,037.9

(1)	As the acquisition of ALL occurred on April 1, 2015, the result of information with segments are presented in the North Operations, composed of the railway operations, transshipment and port elevation in the areas of the Company’s concession of Malha Norte and Malha Paulista.

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

Operational Segments

Rumo organizes its operations into three segments that correspond to the main markets in which it operates: (1) the north operations segment, or “Northern Operations,” comprising the Malha Norte and Malha Paulista rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and Rumo’s port operation in Santos, (2) Rumo’s south operations business segment, or “Southern Operations,” comprising Malha Oeste and Malha Sul, as well as Rumo’s transshipment terminals in the state of Paraná, and (3) Rumo’s container operations business segment, or “Container Operations,” which comprise the operations of Brado Logística and other container operations.

Major Customers

The majority of cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2017, Bunge accounted for 15% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 52.5% of Rumo’s total net revenue from services. In the fiscal year ended December 31, 2016, Bunge accounted for 17.6% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 51.6% of Rumo’s total net revenue from services in the same period. Bunge is the principal customer of Rumo’s Northern Operations and Southern Operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, loading cargo in transshipment terminals destined for ports which Rumo operates.

Rumo’s major clients in the rail sector are export companies such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen, which jointly accounted for 54.8% of Rumo’s net revenue from services from the rail sector in 2016 and 46.4% in 2017. Bunge alone accounted for 21% and 14.5% of Rumo’s net revenue from services from the rail sector in each of 2016 and 2017, respectively.

Rumo’s major clients in the port elevation sector include Bunge, Czarnikow, Cofco, Wilmar, Raízen and Sucden, which jointly accounted for 68.9% of our net revenue from services from the port elevation sector in 2016 and 52.3% in 2017. Raízen alone accounted for 24.1% of Rumo’s net revenue from services in the port elevation sector in 2016 and 17.9% in 2017.

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

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630, dated February 25, 1993, or the “Ports Modernization Law,” which provided the legal framework applicable to the exploitation of the publicly-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law 12,815 dated June 5, 2013, or the “New Ports Law,” that expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil.

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

Public ports are governed by Law 12,815 dated June 5, 2013 and regulations that are still to be published by the Government in order to complement the provisions of Law 12,815 dated June 5, 2013. Law 12,815 dated June 5, 2013 does not provide for the need of adjustments of the terms of any concession agreements in force, requiring adjustments to be made only if both parties intend to extend the agreement. As a result, until new regulation provides otherwise, the concession agreements entered into by and between CODESP and us shall not be amended in order to adjust its terms to Law 12,815 dated June 5, 2013.

Rail Transportation Regulation

Following Rumo’s merger with ALL, we are subject to the regulation of the ANTT, which is responsible for monitoring road and rail transport operations and the federal concessions of road and rail infrastructure in Brazil. Previously, we were indirectly subject to such regulation due to the agreements we had in place with ALL.

Rail transportation activities in Brazil are subject to a wide variety of laws and regulations, such as: Law 8,987 dated February 13, 1995 (the “Concession Law”); ANTT Resolution 3,694 dated July 14, 2011 (which approves Regulations for Users of Rail Freight Services); ANTT Resolution 3,695 dated July 14, 2011 (which approves the Regulations of “Right of Passage” and “Mutual Traffic” operations); ANTT Resolution 3,696 dated July 14, 2011 (which approves the regulations for agreeing to production targets per stretch of railway and safety targets for concessionaires).

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

Environmental Regulation

We are subject to various Brazilian federal, state and municipal environmental laws and regulations, among other matters, regarding to: (1) the issuance and renewal of valid environmental permits and authorizations; (2) the generation, storage, handling, use and transportation of hazardous materials; (3) the wildlife and natural resources preservation; (4) the protection of cultural and historic sites; (5) the emission and discharge of hazardous materials into the ground, air or water; and (5) the health and safety of our employees.

We are also required to obtain environmental permits and/or authorizations (such as installation and operation permits as well as permits for vegetation suppression and the storage, use and transportation of hazardous products) from governmental authorities for certain aspects of our operations. Failure to obtain environmental permits or comply with the conditions under which such permits are issued could subject us to criminal, administrative and/or civil liabilities. These laws, regulations and permits often require us to purchase and install pollution control equipment or to make operational changes to mitigate actual or potential impacts on the environment and/or health of our employees. In addition, Brazilian environmental laws restrict our ability to obtain financing from public entities in the event of a breach of certain environmental protection obligations. Any violations of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, revocation of operating permits and/or shutdowns of our facilities.

Under Brazilian environmental laws, we could be held strictly liable for all of the costs relating to any contamination at our or our predecessors’ current and former facilities and at third-party waste disposal sites used by us or any of our predecessors (propter rem liability). We could also be held responsible for any and all consequences arising out of human exposure to hazardous substances, such as pesticides, herbicides, soil or groundwater contamination.

We are party to a number of administrative and judicial proceedings for alleged failure to comply with environmental laws, which may result in fines, suspension of activities or other adverse effects on our operations. Infractions that give rise to administrative proceedings may also lead to civil or criminal claims against us.

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

In September 2015, we filed formal requests for the renewal of the Malha Sul and Malha Paulista concession agreements with the ANTT. Such requests are currently under review by the ANTT. The request relating to the Malha Paulista concession is in a more advanced stage of analysis by the ANTT and our expectation is that such review will be completed during the course of 2018. The analysis of the Malha Sul renewal request should resume following the conclusion of the ANTT’s analysis of the renewal request relating to Malha Paulista.

The granting authority may unilaterally rescind all of our rail concession agreements prior to their expiration in the following circumstances:

•	encampação, which is the takeover of the provision of the services by the granting authority by means of specific legal order and prior payment of indemnity;

•	forfeiture, which means the complete or partial non-performance of the concession agreement or failure to comply with the financial terms of the concession agreement and the lease agreement (when there is one force);

•	bankruptcy or dissolution of the concession holder; or

•	cancellation of the bidding process.

The enforcement of any of the unilateral termination provisions of the concession agreement must be preceded by the relevant administrative proceeding with ANTT and may result in indemnity to us for assets that revert to the granting authority. As of the date of annual report, there is no fact enabling the application of any of the unilateral termination events of the concessions.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate––The loss of Brazilian railway concessions may have a material adverse effect on our business.” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate–– Rumo may not obtain early renewals of the Rumo Malha Paulista S.A., or “Malha Paulista,” and Rumo Malha Sul S.A., or “Malha Sul,” concession agreements, currently under review by the ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.”

Port Lease Agreements

We lease 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). We lease this property pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, a renewal of the maturity for the Lease Agreement is not possible because the lease has already been renewed once. Pursuant to the lease agreement, we have an obligation to make investments totaling an estimated R$308 million, which we estimate to complete by February 2019.

We also hold equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2022; (2) facilities, equipment and track for rail transport of goods and import/export through the right and left banks of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Malha Norte via a leasing agreement due to expire in 2022; and (4) Terminal Marítimo do Guarujá (TMG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2022.

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

If we fail to comply with the applicable regulatory rules or contractual obligations, our lease may be terminated early pursuant to the Concessions Law (Law No. 8,987/1995), which applies to port leases.

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the three major distributors increasing their combined market share from 65.2% in 2000 to approximately 69.5% in 2017, according to ANP and considering all products.

According to Plural, former Sindicom, the top-three distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Raízen, through the Shell brand and Ultrapar S.A., through the Ipiranga brand. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the past decade. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world. Despite this recent wave of consolidation, the industry remains highly fragmented with more than 365 sugar mills and 135 company groups participating, according to MAPA.

We also face competition from international sugar producers. According to UNICA, we are the largest sugar producer in Brazil and the largest sugar exporters in the world with 4.3 million tons of sugar produced in the 2016/2017 harvest, compared to Tereos (2 million tons of sugar produced in the 2016/2017 harvest) and Südzucker AG of Germany (with 4.8 million tons of sugar produced in the 2016/2017 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

We also face competition from international ethanol producers that use other ethanol sources, such as corn and sugar beet, for the generation of fuel ethanol.

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

As of the date of this annual report, we own 297 trademarks in Brazil, 96 of which are owned by Cosan S.A., 26 of which are owned by Cosan Logística, with the remaining 175 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2017, 2016 and 2015 concentrated in the following key areas:

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

Our total research and development expenditure amounted to R$2.9 million in the fiscal year ended December 31, 2017, R$3.7 million in the fiscal year ended December 31, 2016 and R$0.7 million in the fiscal year ended December 31, 2015, respectively.

C.	Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our main operations include: (1) the distribution of fuels in the Brazilian market through Raízen Combustíveis, our downstream Joint Venture company; (2) the production and sale of sugar and ethanol and the cogeneration of electricity from sugarcane bagasse through Raízen Energia, our upstream Joint Venture company; (3) the distribution of piped natural gas in part of the state of São Paulo through our subsidiary Comgás, which has been consolidated since November 2012; (4) logistics services including transportation, port loading and storage of sugar, through our indirectly owned subsidiary Rumo; (5) the production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian markets under the Comma brand; and (6) certain other investments, or “Cosan Corporate.”

At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan to “Cosan Logística S.A.” was approved by Cosan’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off does not affect the consolidated financial statements of Cosan Limited.

A list of the Company’s subsidiaries is included in note 3 of our audited consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015 attached hereto. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

Until the adoption of IFRS 11, these investments were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in the transition period ended December 31, 2013, these investments are accounted for under the equity method. The Joint Venture consists of three separate legal entities:

•	Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. In 2017, the resulting company had a network of approximately 6,272 fuel stations throughout Brazil. Cosan and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•	Raízen Energia S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan and its subsidiaries own 50% plus one share of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 50% minus one of this entity’s voting shares.

•	Raízen S.A.: a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan and its subsidiaries and Shell and its affiliates each own 50% of the equity and voting interests in this company.

D.	Property, Plant and Equipment

For more information related to property, plant and equipment see note 15 of our audited consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015 attached hereto. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 68 distribution terminals to approximately 6,272 service stations throughout Brazil under the Shell brand and also has 68 airport terminals supplying aviation fuel.

Raízen Energia

Raízen Energia operates 26 mills with a crushing capacity of 73 million tons and 981 MW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of over 15,912 kilometers, supplying natural gas to 1.8 million residential, commercial and industrial consumers in over 88 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering approximately 180 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.

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

Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines, over 1,000 locomotives, over 25,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where it stores grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 1 million tons of grains per month. Moreover, it controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate it leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services. For example, the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, in which Rumo currently has a 10% equity interest, is a significant port project that has been constructed and has the capacity to handle approximately 8 million tons of grain per year.

The transportation of agricultural commodities, primarily for export, represented approximately 83.4%, 82% and 80% of Rumo’s transported volume in the fiscal years ended December 31, 2017, 2016 and 2015, respectively, while transportation of industrial products represented approximately 16.6%, 18% and 20% of Rumo’s transported volume in the same periods, respectively. In addition, in the fiscal years ended December 31, 2017, 2016 and 2015, approximately 60.1%, 70% and 68%, respectively, of Rumo’s transported volume derived from the transportation of grains.

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

Capital Expenditures

Our capital expenditure program is currently focused on the following areas:

Raízen Energia

Biological Asset and Intercrop Maintenance

Raízen Energia invests in maintaining and renewing sugarcane fields at approximately 70% of its total capital expenditures per year. Raízen Energia also invests every year in intercrop maintenance. The biological asset and intercrop maintenance capital expenditures totaled approximately R$898 million in the fiscal year ended December 31, 2017.

Operational and Other Projects Expenditures

Raízen Energia has several other investments that include health, safety and environmental initiatives, sustaining, ethanol and sugar logistics, harvest and planting mechanization, expansion through brownfield projects among other projects. An important part of these investments aims to increase the productivity and efficiency of its operations. The operational and other projects capital expenditures totaled approximately R$466 million in the fiscal year ended December 31, 2017.

Raízen Combustíveis

Raízen Combustíveis invests in maintaining and expanding infrastructure, including, among others, its service stations network expansion. The capital expenditure of Raízen Combustíveis in the fiscal year ended December 31, 2017 amounted to R$781 million, of which approximately 80% was invested in its service station network.

Comgás

Comgás has been investing in its network expansion and during the fiscal year ended December 31 2017, it invested R$460 million, of which approximately 60% was associated with expansion programs, approximately 30% was related to network support investments, and approximately 10% was related to administrative and software investments. In 2018, we expect to invest approximately R$450 to R$500 million, according to a similar distribution.

Cosan Logística

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2017, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$2,151 million in the aforementioned initiatives, including overhauling 233 km of tracks and, purchasing 772 railcars and 27 new locomotives. Approximately 65% of the capital expenditure mentioned above was invested in nonrecurring expansion projects and 35% in recurring projects.

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

Rumo, together with certain third parties, have invested in the construction of a roof over one of its two port terminals in the port of Santos, in the state of São Paulo. This roof, which is still under construction, will make it possible to conduct cargo loading onto ships on rainy days. Historically, the city of Santos has had 120 days of rain per year during which the loading of ships is usually not possible. The construction of the roof and, together with other investments Rumo is making in the port terminal, is expected to increase the loading capacity of Rumo’s terminals to 19 million tons by the end of 2019.

E.	Supplemental Information About Joint Venture

Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly-controlled entities (Joint Ventures) under the new standard. Although, Raízen Combustíveis and Raízen Energia are not consolidated in our financial statements (since March 31, 2013) we have included below a summary of business performance derived from note 5 (Operating segments) to our audited financial statements for the periods indicated.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2017 with the audited fiscal year ended December 31, 2016, and on a comparison of the audited fiscal year ended December 31, 2016 with the audited fiscal year ended December 31, 2015.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2017 Compared to the Fiscal Year Ended December 31, 2016

Net Sales

	For the Fiscal Year Ended December 31, 2017	For the Fiscal Year Ended December 31, 2016	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	13,152.8	13,133.8	0.14%
Ethanol	6,550.7	6,480.4	1.08%
Sugar	5,377.4	5,794.8	(7.20)%
Cogeneration	884.3	520.5	69.89%
Other	340.4	338.1	0.68%
Raízen Combustíveis(1)	72,789.1	68,143.0	6.82%
Fuel	72,789.1	68,143.0	6.82%

(1)	Includes 100% of these entities’ net sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the fiscal year ended December 31, 2017 amounted to R$13,152.8 million, in line with net revenues of R$13,133.8 million the fiscal year ended December 31, 2016. Higher average electric energy prices on top of higher volumes sold generated an increase of 69.9% in cogeneration sales, reflecting better market prices in the period. This effect was partially offset by a 7.2% decrease in sugar sales, mainly due to lower international prices.

Raízen Combustíveis

Raízen Combustíveis’ net sales in the fiscal year ended December 31, 2017 increased from R$68,143.0 million to R$72,789.1 million, or 6.8%, as compared to the fiscal year ended December 31, 2017. This growth reflects higher volume sold, mainly gasoline and diesel, and higher prices of (i) gasoline (5%) and diesel (1%) adjusted by Petrobras; and (ii) ethanol (ESALQ base). This increase in prices and in volume sold is a result of the improvements in Brazil’s macroeconomic environment during the course of 2017.

Cost of Sales

	For the Fiscal Year Ended December 31, 2017	For the Fiscal Year Ended December 31, 2016	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(10,907.7)	(9,967.5)	9.43%
Raízen Combustíveis(1)	(68,875.3)	(64,445.9)	6.87%
Cost of Sales	(79,783.0)	(74,413.4)	7.22%

(1)	Includes 100% of these entities’ cost of sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2017 increased 9.4%, or R$10,907.7 million, as compared to the fiscal year ended December 31, 2016, due mainly to higher resale and trading costs (26%) reflecting greater volumes in the sales mix, which has higher unitary cost.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2017 increased 6.9%, or R$4,429.4 million, as compared to the fiscal year ended December 31, 2016. This increase is due to higher sales volume (2.9%) and increases in gasoline and diesel prices, according to the pricing policy implemented by Petrobras in October 2016 and higher logistics costs as a result of our supply strategy.

Selling Expenses

	For the Fiscal Year Ended December 31, 2017	For the Fiscal Year Ended December 31, 2016	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(803.2)	(732.7)	9.62%
Raízen Combustíveis(1)	(1,345.8)	(1,303.3)	3.26%

Selling expenses	(2,149.0)	(2,036.0)	5.55%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

Raízen Energia

Raízen Energia’s selling expenses increased R$70.5 million, or 9.6%, in the fiscal year ended December 31, 2017 as compared to the fiscal year ended December 31, 2016, due primarily to 7.2% higher expenses with freight. These higher freight expenses can be principally attributed to the higher volume of sales, driven primarily by ethanol resale and trading volumes, which increased by 40.2%.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased to R$1,345.8 million, or 3.3%, in the fiscal year ended December 31, 2017, from R$1,303.3 million in the fiscal year ended December 31, 2016, due primarily to an increase of 19% in freight and logistics expenses, which partly offset by lower tax expenses when compared to 2016.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2017	For the Fiscal Year Ended December 31, 2016	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(618.1)	(567.4)	8.94%
Raízen Combustíveis(1)	(455.7)	(447.8)	1.76%

General and administrative expenses	(1,073.8)	(1,015.2)	5.77%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

Raízen Energia

General and administrative expenses totaled R$618.1 million in the fiscal year ended December 31, 2017, an increase of 8.9% compared to the fiscal year ended December 31, 2016, primarily due to an increase in depreciation expenses which was attributable in the most part to a 27% increase in depreciation expenses recorded in connection with property, plant and equipment.

Raízen Combustíveis

General and administrative expenses totaled R$455.7 million in the fiscal year ended December 31, 2017, an increase of 1.8%, or R$8 million, compared to the fiscal year ended December 31, 2016, primarily due to the impact of inflation on general expenses.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2016 Compared to the Fiscal Year Ended December 31, 2015

Net Sales

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	13,133.8	11,080.9	18.5%
Ethanol	6,480.4	5,557.3	16.6%
Sugar	5,794.8	4,671.0	24.1%
Cogeneration	520.5	554.9	(6.2)%
Other	338.1	297.7	13.6%
Raízen Combustíveis(1)	68,143.0	61,413.0	11.0%
Fuel	68,143.0	61,413.0	11.0%
Other	—	—	—

(1)	Includes 100% of these entities’ net sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

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

Cost of Sales

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(9,967.5)	(9,148.1)	9.0%
Raízen Combustíveis(1)	(64,445.9)	(58,196.3)	10.7%
Cost of Sales	(74,413.4)	(67,344.4)	10.5%

(1)	Includes 100% of these entities’ cost of sales which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

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

Selling Expenses

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(732.7)	(616.9)	18.8%
Raízen Combustíveis(1)	(1,303.3)	(1,188.5)	9.7%

Selling expenses	(2,036.0)	(1,805.4)	12.8%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

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

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2016	For the Fiscal Year Ended December 31, 2015	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(567.4)	(518.8)	9.4%
Raízen Combustíveis(1)	(447.8)	(394.6)	13.5%

General and administrative expenses	(1,015.2)	(913.4)	11.1%

(1)	Includes 100% of these entities’ cost of sales, which, upon the application of IFRS 11, are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2016 and 2015.

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

Legal and Administrative Proceedings of the Joint Venture

Overview

In the ordinary course of its business, Raízen and its subsidiaries are party to a number of legal proceedings, among which are:

•	Corporate Income Taxes and Social Contribution on Net Profits. In December 2011, Raízen Energia received tax assessments, from the Brazilian federal tax authorities seeking to collect corporate income tax and social contributions (specifically, CSLL) with regards to the years 2006 to 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. As of December 31, 2017, the aggregate amount under discussion was R$444.6 million, including interest and a 150% fine, of which R$231.5 million was classified as having a possible risk of loss and R$213.1 million was classified as having a remote risk of loss. Raízen Energia filed its defense in January 2012. Raízen Energia was notified of the partially favorable decision rendered by the Administrative Court of Tax Appeals to cancel item (3) described above and reduce the fine from 150% to 75%. Raízen Energia filed an appeal to the final level administrative court to discuss the remaining items. Tax authorities also filed an appeal to discuss the fine reduction. Both appeals are waiting for judgment. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts are subject to reimbursement by shareholders in the event of an adverse decision.

•	Goodwill contributed in Raízen Combustíveis. In December 2016 and June 2017 Cosan Lubrificantes received two assessment notices from the Brazilian federal tax authorities seeking to collect corporate income tax and social contributions (specifically, CSLL) arising in connection with the amortization of goodwill on certain investments in the 2011, 2012 and 2013 calculation periods. The first tax assessment notice related to 2011 and 2012 and was in a total amount of R$191.5 million while the second related to 2013 and was in a total amount of R$115.8 million. The risk of loss is estimated as possible with regards to both. This goodwill is the responsibility of Cosan Lubrificantes and was contributed to Raízen Combustíveis.

•	Social Security Contributions. In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a favorable first level decision. The risk of loss is classified as probable and as of December 31, 2017, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$310.3 million and had judicially deposited the same amount (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

•	Industrialized Products Tax. The Brazilian federal government filed a tax enforcement action pursuant to Normative Instruction No. 67/98 with regards to the industrialized products tax allegedly due as a result of the removal of certain types of sugar from Raízen Energia’s facilities from 1995 to 1997 and from 1992 to 1997. As of December 31, 2017, the aggregate amount under discussion was R$393 million. After Raízen Energia filed a motion to stay the tax enforcement action, the first level judge rendered a favorable decision and the Brazilian federal government filed an appeal. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders. In addition, Raízen is also a party to certain claims regarding the industrial products tax allegedly due on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are not subject to the industrialized products tax).

•	PIS and COFINS Credits. The Brazilian federal tax authorities issued tax assessment notices against Raízen Energia related to the allegedly undue use of credits of PIS and COFINS. The notices refer to the credits taken from the costs and expenses with goods and services deemed by the company as inputs for its activities. In relation to the allegedly undue use of PIS and COFINS credits by Raízen Energia before the formation of the Raízen joint venture on April 1, 2011 (and, therefore, subject to reimbursement by our shareholders in case of an adverse decision), Raízen Energia received tax assessment notices which are currently pending a decision of the second administrative trial court and other assessments pending a decision of the lower administrative trial court. As of December 31, 2017, the aggregate amount involved in such proceedings was R$589.9 million. In relation to the allegedly undue use of credits of PIS and COFINS by Raízen Energia and/or Raízen Combustíveis after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision), Raízen Energia has received tax assessment notices and these tax assessments are currently pending decision of the first administrative trial court. As of December 31, 2017, the aggregate amount involved in these proceedings is R$719.6 million. The risk of loss is classified as possible in each case.

•	ICMS – Diesel Oil. The tax authority of the state of São Paulo issued tax assessment notices against Raízen Energia in order to charge ICMS. According to the tax authority, Raízen Energia did not reverse the credit appropriated on the acquisition of diesel oil as feedstock production, due to the output of oil diesel of the establishment in marketing operations. In addition, Raízen Energia allegedly failed to issue tax invoices and also issued tax invoices with mistaken ICMS amounts. In relation to the facts alleged to have occurred before the formation of the Raízen joint venture on April 1, 2011 (Raízen’s shareholders are therefore required to reimburse Raízen for a portion of any loss in case of an adverse decision), Raízen Energia has received tax assessment notices, and with respect to the second instance administrative court issued a decision partially favorable to the company. Raízen Energia is awaiting a decision of the special appeals court. As of December 31, 2017, the amount involved in this proceeding was R$321.6 million. In relation to the facts which allegedly occurred after the formation of the Raízen joint venture on April 1, 2011 (therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision), Raízen Energia has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2017, the amount involved in this proceeding was R$482.2 million. The risk of loss is classified as possible in each case.

•	PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years of 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen Combustíveis. Raízen Combustíveis obtained a partially favorable decision from the first tier administrative court, and the tax authorities filed an appeal to the second tier administrative court. The amount under dispute as of December 31, 2017 was R$555 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•	PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen Combustíveis. The amount under dispute as of December 31, 2017 was R$468 million and Raízen Combustíveis presented a surety bond in order to continue to litigate. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•	Labor Civil Public Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights in an amount of R$10 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of fiscal year 2016 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the fiscal year ended December 31, 2017 compared with the fiscal year ended December 31, 2016, and for the fiscal year ended December 31, 2016 compared with the fiscal year ended December 31, 2015.

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2017, our cash flows for the year ended December 31, 2017, our cash flows for the year ended December 31, 2016, the year ended December 31, 2015, and our material short-term and long-term indebtedness at December 31, 2017; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the fiscal years ended December 31, 2017, 2016 and 2015.

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

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2017 with the fiscal year ended December 31, 2016, and a comparison of the fiscal year ended December 31, 2016 with the fiscal year ended December 31, 2015.

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

(5)    Moove, consisting of Cosan Lubrificantes, Stanbridge Group Limited and Comma Oil & Chemicals Ltd.: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay, Paraguay and Europe, as well as in the European and Asian markets under the Comma trademark; and

Reconciliation

(6)    Cosan Corporate: other investments, in addition to the corporate activities of the Company. The other business segments include the subsidiaries responsible for raising funds for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Equity in income of jointly-controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

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

Post-employment benefit. The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

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

IFRS 9 Financial Instruments: Classification and Measurement

In July 2016, the IASB issued the final version of IFRS 9 – Financial Instruments which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IAS 39. The new standard brings together the three aspects of the accounting of financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for fiscal years beginning on or after January 1, 2018, without prior application permission. With the exception of hedge accounting, retrospective application is necessary, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the effective date required and will not restate comparative information. In 2017, the Company conducted a detailed impact assessment of the three aspects of IFRS 9. This evaluation is based on information currently available and may be subject to changes arising from reasonable and bearable information being made available by the Company in 2018, when it adopts IFRS 9. In general, the Company does not foresee any significant impact on the financial statements or shareholders’ equity, except for the effect of applying the impairment requirements of IFRS 9. The Company expects an increase in loss provisions resulting in a negative impact on shareholders’ equity, as discussed below. In addition, the Company will implement changes to the classification of certain financial instruments.

i.	Classification and measurement of financial assets

The Company does not expect a significant impact on its balance sheet or equity in applying the classification and measurement requirements of IFRS 9. We expect to continue to measure at fair value all financial assets currently held at fair value. Equity instruments, currently held for sale, with gains and losses recorded in profit or loss, will continue to be measured at fair value through profit or loss.

Loans and receivables are held by the Company to obtain contractual cash flows and should generate cash flows representing only payments of principal and interest. The Company analyzed the contractual cash flow characteristics of these instruments and concluded that they meet the amortized cost criteria in accordance with IFRS 9. Therefore, the reclassification to these instruments will not impact the balance sheet or equity.

The Company has assessed the impacts of gains and losses on financial liabilities attributable to its own risk and has not identified deviations that will result in an accounting for comprehensive income.

ii.	Impairment – Financial Assets and Contractual Assets

IFRS 9 requires the Company to record the expected credit losses on all of its debt securities and trade accounts receivable, whether in 12 months or throughout the asset’s life. However, the Company has adopted the more simplified approach and will measure the expected credit losses over a lifetime because the trade accounts receivable and contractual assets do not represent a significant financing component. The provision will be determined by applying the percentage of expected losses on the financial assets to the overdue amounts and overdue loans that may impact the amount of provisioning expense for losses.

The estimated losses were calculated based on the actual experience of credit loss in recent years, and from observing the current conditions and forecasting future economic conditions.

The Company holds investments in debt instruments classified as securities, which are part of investment fund quotas measured at fair value through profit or loss. Therefore, no credit risk analysis of these assets is required.

iii.	Hedge accounting

The Company has determined that all existing hedge relationships currently designated as effective hedging relationships will continue to qualify for hedge accounting in accordance with IAS 39. The Company has elected not to retrospectively apply IFRS 9 in the transition to the hedges where the Company excluded the items of progress of the hedge designation in accordance with IAS 39. As IFRS 9 does not change the general principles of how an entity responds to effective hedges, the application of the requirements of hedge of IFRS 9 will not have a significant impact on the Company’s financial statements.

iv.	Other adjustments

In addition to the adjustments described above, associated with the adoption of IFRS 9, other items in the financial statements, such as deferred taxes, assets held for sale and liabilities associated with them, investments in associates and joint ventures will be adjusted as necessary. Foreign exchange differences in the conversion of foreign operations will also be adjusted.

IFRS 15 Revenue from contracts with customers

IFRS 15 includes as a fundamental principle the recognition of revenue when goods or services are transferred to customers at the transaction price. Revenue is recognized according to this principle by applying a 5-step model:

•	Step 1: Identify the contracts with the client;

•	Step 2: Identify the performance obligations defined in the contract;

•	Step 3: Determine the price of the transaction;

•	Step 4: Allocate the price of the transaction to the performance obligations provided for in the agreement; and

•	Step 5: Recognize revenue when (or as) the entity meets each performance obligation.

IFRS 15 introduces a comprehensive framework to determine whether and when revenue is recognized, and how much revenue is received. IFRS 15 replaces current revenue recognition standards.

The Company recognizes revenues from the following main sources:

i.	Sale of products

The Company recognizes sales revenues upon delivery to the customer. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred. Revenue is recognized at this time as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products.

In accordance with IFRS 15, revenue must be recognized when the customer obtains control of the products. For contracts with customers where the sale is generally expected to be the only execution obligation, the adoption of IFRS 15 should have no impact on revenue and results. The Company expects revenue recognition to occur at a time when control of the good is transferred to the customer, usually at the time of delivery of the goods.

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma, as well as the production and distribution of biomass pellets. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. Although IFRS 15 requires that the transaction price be allocated to different performance obligations based on the independent selling price, Management does not expect the allocation of revenues from the sale of lubricants and services rendered to be significantly different from that currently practiced, in which revenues are identified, measured and recorded separately.

ii.	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. Based on the Company’s assessment, the fair value and selling prices of individual services are broadly similar. Therefore, the Company does not expect the application of IFRS 15 to result in significant differences in the recognition of revenue for these services.

iii.	Other effects

a)	Incremental cost to obtain contracts

The Company has identified certain lubricant sales agreements that contain commission clauses that are under evaluation. These clauses are included as incremental costs associated with contract acquisition and are expressly chargeable to the customer. In the Company’s evaluation, when IFRS 15 is adopted, certain contracts may be recognized as assets due to the incremental cost of obtaining a customer agreement. These will be amortized on a systematic basis consistent with the transfer of the goods or services to the customers. On December 31, 2017, the amount of R$39,275 related to sales commissions was recognized.

The Company was presenting expenses related to contracts as sales expenses.

b)	Disposal of non-financial assets

The recognition and measurement requirements in IFRS 15 also apply to the recognition and measurement of any gains or losses on the disposal of nonfinancial assets (such as property, plant and equipment and intangible assets), when such disposal does not occur in the normal course of business. However, there is no expectation that the effect of these changes will be material to the Company.

iv.	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than those contained in the current IFRS. The presentation requirements represent a significant change from the current practice and significantly increase the volume of disclosures required of the Company’s financial statements. Many of the disclosure requirements of IFRS 15 are new and the Company has assessed that the impact of some of them will be significant. In particular, the Company expects the explanatory notes to the financial statements to require expansion due to the disclosure of significant judgments made. These include determining the timing of the transaction price of contracts that include variable consideration, as the transaction price has been attached to the performance obligation and the assumptions used to estimate the individual selling prices of each performance obligation. In addition, as required by IFRS 15, the Company will disaggregate the recognized revenues from contracts that include the sale of both goods and services. In 2017, the Company continued to test the internal controls, policies and procedures required to collect and disclose the information required.

v.	Transition

The Company plans to adopt IFRS 15 using the cumulative effect method, with initial application of the standard at the initial date (January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15 to the comparative period presented.

The Company plans to use the practical expedients for concluded contracts. This means completed contracts that have commenced and ended in the same comparative presentation period, as well as contracts that concluded at the beginning of the earliest period presented, will not be restated.

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

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entities that apply IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo will recognize new assets and liabilities for its operating leases. In the jointly owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

•	Retrospective approach; or

•	Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical expedients and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

IFRIC 22 — Foreign Currency Transactions and Advance Consideration

IFRIC states that the date of the transaction for the purpose of determining the exchange rate should be the date on which the entity initially recognizes the nonmonetary asset or liability arising from the payment or early receipt.

This interpretation takes effect for annual periods beginning on or after January 1, 2018. The initial adoption is permitted retrospectively, or prospectively.

Management conducted the analysis of the impacts of the initial adoption of IFRIC 22 and considered them to be immaterial. Thus, whether the adoption will be carried out prospectively or retrospectively is still being determined.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and that are expected to have a material impact on the Company.

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

	For the Fiscal Year Ended December 31,
	2017	2016	2015
GDP growth	1.0%	(3.6)%	(3.8)%
Inflation (IGP-M)	(0.5)%	7.2%	10.5%
Inflation (IPCA)(1)	3.0%	6.3%	10.7%
Interbank rate – CDI (average)(2)	7.0%	14.0%	13.2%
Long-term interest rates (average)(3)	7.0%	7.5%	6.3%
Exchange rate at the end of the period per U.S.$1.00	R$3.31	R$3.26	R$3.90
Average exchange rate per U.S.$1.00	R$3.19	R$3.51	R$3.33
Appreciation (depreciation) of the real against the U.S. dollar (4)	(1.5)%	16.5%	(47.0)%

Sources:	IBGE, Brazilian Central Bank, CETIP S.A. – Mercados Organizados and FGV.
(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long-term interest rate (taxa de juros de longo prazo), or TJLP, is the rate applicable to long-term loans by BNDES.
(4)	Comparing the PTAX exchange rate (the rate calculated by the Brazilian Central Bank) at the end of the period’s last day with the day immediately prior to the first day of the period discussed, PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016 and 7.00% as of December 31, 2017.

The recent economic instability in Brazil caused by, among other things, the rise of inflation, a slowdown in GDP growth, and uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy have led to a decline in market confidence in the Brazilian economy and a government crisis. On May 12, 2016, the Brazilian Senate voted to begin its review of the impeachment proceedings against former President Dilma Rousseff, who was suspended from office. After the legal and administrative process for the impeachment, Brazil’s Senate removed the former president from office on August 31, 2016 for infringing budgetary laws. Michel Temer, the former vice president, who has served as president of Brazil since Ms. Rousseff’s suspension in May, was sworn in by Senate to serve out the remainder of the presidential term until 2018. There was an ongoing proceeding before the Brazilian Higher Electoral Court (Tribunal Superior Eleitoral) alleging that the electoral alliance between Ms. Rousseff and Mr. Temer in the 2014 general election had violated campaign finance laws. On June 9, 2017, the Brazilian Higher Electoral Court absolved the electoral alliance, including President Temer of wrongdoing; however, he remains subject to heightened scrutiny due to the ongoing Lava Jato investigations. The resolution of the political and economic crisis in Brazil still depends on the approval of reforms that are expected to be promoted by the new president. We cannot predict which policies Mr. Temer may adopt or change during his presidency or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Presidential elections are to be held in Brazil in the second half of 2018. We cannot predict the outcome of those elections, including whether any successor to Mr. Temer will adopt policies or changes to current policies which may have a material adverse effect on us. Furthermore, the political uncertainty resulting from the presidential elections may have an adverse effect on our business, results of operations and financial condition.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(U.S.$/lb)
Initial quote	0.2051	0.1467	0.1417
Closing quote	0.1516	0.1925	0.1524
Daily average quote	0.1578	0.1811	0.1312
High quote	0.2118	0.2291	0.1592
Low quote	0.1255	0.1335	0.1039

Source:	NYBOT; prices from the 1st Generic Future. Bloomberg.

Ethanol

Our ethanol products are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and B3 as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq
	For the Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(U.S.$/thousand liters)
Initial quote	573.70	442.30	477.10
Closing quote	535.20	562.00	442.30
Daily average quote	477.80	483.40	411.34
Monthly average quote	478.61	483.00	410.73
High quote	578.60	604.50	532.50
Low quote	384.80	379.10	318.30

Source:	ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq
	For Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(U.S.$/thousand liters)
Initial quote	642.20	500.40	535.10
Closing quote	584.20	618.10	500.40
Daily average quote	526.40	536.30	458.33
High quote	642.20	665.70	570.40
Low quote	430.80	434.60	354.50

Source:	ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For Fiscal Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(R$/thousand liters)
Average Unitary Price	1,704.00	1,818	1,524

Source:	Cosan/Raízen.

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

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business is subject to seasonal trends based on the sugarcane growing cycle in the Central-South region of Brazil.”

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

Future weather patterns may reduce the amount of sugar or sugarcane that Raízen can recover in a given harvest or its sucrose content. In addition, the business of Raízen Energia in particular is subject to seasonal trends based on the sugarcane growing and harvesting cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil usually begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31.

Cosan Logística

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016 and 3% in 2017, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplio), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” In 2016, the inflation rate reached a level of 4.3% for the twelve-month period ending March 31, 2017.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil—Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our shares.”

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

Our hedging strategy primarily seeks to protect our cash flows from risks arising from exchange rates fluctuations. Accordingly, certain of our derivative financial instruments have been designated for hedge accounting, namely: (1) at Cosan S.A., the Senior Notes due 2023 and the associated derivative financial instruments; (2) at Comgás, the third and fifth issuances of debentures due in 2020 and 2023, respectively, and the associated derivative financial instruments; and (3) at Rumo, the Senior Notes due 2024 and the associated derivative financial instruments.

In addition, our joint venture Raízen Energia hedges part of the future price risk of its sugar production, estimated to be exported and exchange rate derivative transactions, using future contracts, options and swaps. Its hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rates fluctuations and as most of the derivative instruments have been designated for hedge accounting, Raízen Energia has not experienced material gains or losses in its financial results.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 32 of our consolidated financial statements for the fiscal year ended December 31, 2017 attached hereto for further information.

A.	Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2017 with the audited fiscal year ended December 31, 2016, and a comparison of the audited fiscal year ended December 31, 2016 with the audited fiscal year ended December 31, 2015.

Results of Operations for the Fiscal Year Ended December 31, 2017 Compared to the Fiscal Year Ended December 31, 2016

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2017 and 2016:

	For the Fiscal Year Ended December 31,		% Variation
	2017	2016
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	13,582.5	12,518.1	8.50%
Cost of sales	(9,232.2)	(8,317.5)	11.00%
Gross profit	4,350.3	4,200.6	3.56%
Selling expenses	(1,068.7)	(1,037.5)	3.01%
General and administrative expenses	(935.3)	(1,000.7)	(6.54)%
Other income (expense), net	877.6	(116.3)	(854.60)%
Operating expense	(1,126.4)	(2,154.5)	(47.72)%
Income before equity in earnings of investees and financial results	3,223.9	2,046.1	57.56%
Equity in earnings of associates	17.2	(4.4)	(490.91)%
Equity in earnings of joint ventures	985.1	1,570.1	(37.26)%
Financial results	(2,751.5)	(3,055.8)	(9.96)%
Profit before taxes	1,474.7	556.0	165.23%
Income tax expense – current	(134.5)	(228.6)	(41.16)%
Income tax benefit – deferred	(293.8)	166.9	(276.03)%
Total income taxes	(428.3)	(61.7)	594.17%
Profit from continuing operations	1,046.4	494.3	111.69%
(Loss) profit from discontinued operation, net of tax	—	(35.3)	(100.00)%
Profit for the year	1,046.4	459.0	127.97%
Net income attributable to non-controlling interests	(495.3)	(181.2)	173.34%
Net income attributable to owners of the parent	551.1	277.8	98.38%

Net Sales

We report net sales after deducting Brazilian federal and state taxes assessed on gross sales (ICMS, PIS, COFINS), IPI (a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from gross sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2017 and 2016:

	For the Fiscal Year Ended December 31,
	2017	2016	% Variation
	(in millions of reais, except percentages)
Cosan Logística	5,946.3	5,014.6	18.58%
Northern Operations	4,439.7	3,651.5	21.59%
Southern Operations	1,283.1	1,097.7	16.89%
Container Operations	223.5	265.4	(15.79)%
Comgás	5,537.9	5,657.1	(2.11)%
Industrial	3,494.4	3,640.9	(4.02)%
Residential	849.7	793.3	7.11%

	For the Fiscal Year Ended December 31,
	2017	2016	% Variation
	(in millions of reais, except percentages)
Thermo generation	—	116.4	(100.00)%
Construction revenue	351.2	339.0	3.60%
Commercial	320.0	238.4	34.23%
Cogeneration	229.7	216.0	6.34%
Automotive	224.2	206.0	8.83%
Other	68.7	107.1	(35.91)%
Moove	2,129.5	1,883.7	13.05%
Lubricants	1,876.9	1,642.9	14.24%
Basic Oil	220.5	219.1	0.64%
Other	32.1	21.7	47.93%
Reconciliation
Cosan Corporate	3.4	0.9	277.78%
Segment elimination	(34.6)	(38.2)	(9.42)%
Net sales	13,582.5	12,518.1	8.50%

The change in the various components consists of the following:

Cosan Logística

Sales increased from R$5,014.6 million in the fiscal year ended December 31, 2016 to R$5,946.3 million in the fiscal year ended December 31, 2017, mainly due to an increase in volume transported of 23% compared to the fiscal year ended December 31, 2016. Net sales from Northern Operations totaled R$4,439.7 million in the fiscal year ended December 31, 2017, compared with R$3,651.5 million in the fiscal year ended December 31, 2016, primarily due to an increase in corn volume transported to meet the higher demand from a record grain crop that shipped at the year’s end. In addition, capacity gains also allowed for higher soybean meal volumes. The Southern Operations generated net revenue of R$1,283.1 million from services, an increase of 16.89% compared to the fiscal year ended December 31, 2016, due to higher pulp transportation levels and an increase in grain transportation. The decrease of 15.79% in Container Operations compared to the fiscal year ended December 31, 2016 reflected the Company’s strategy of diversifying cargo and rationalizing non-profitable routes, especially in the Rio Grande do Sul and Mercosur corridors, in addition to lower demand for refrigerated-product transportation.

Comgás

Comgás’ revenues in the fiscal year ended December 31, 2017 amounted to R$5,537.9 million, representing the results of its activities of natural gas trading and distribution in the concession region of the state of São Paulo. This represented a decrease of 2.11% as compared to the fiscal year ended December 31, 2016, due to decreases in the average sales price authorized by ARSESP in May and September 2016, combined with a 0.7% decrease in volume distributed, which were partially offset by tariff increases in May 2017.

Moove

Our lubricants businesses comprise our lubricants and specialties business and certain other operations. The net revenue of the lubricants business was R$2,129.5 million in the fiscal year ended December 31, 2017, an increase of 13.05% compared to the fiscal year ended December 31, 2016, due to a 6% increase in the sales volume and a better mix of products sold.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2017	2016
	(in millions of reais, except percentages)
Cosan Logística	(4,221.0)	(3,769.1)	11.99%
Comgás	(3,492.4)	(3,174.1)	10.03%
Moove	(1,545.7)	(1,398.8)	10.50%
Reconciliation
Cosan Corporate	(7.9)	(13.7)	(42.34)%
Segment elimination	34.8	38.2	(8.90)%

Cost of sales	(9,232.2)	(8,317.5)	11.00%

Our total cost of sales and services increased by 11% to R$9,232.2 million during the fiscal year ended December 31, 2017, from R$8,317.5 million during the fiscal year ended December 31, 2016 due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2017 increased 11.99%, to R$4,221 million, as compared to R$3,769.1 million the fiscal year ended December 31, 2016. This increase was primarily due to a 23% increase in volume transported. There was also a 10% increase in the average price of diesel, the effect of which were partially offset by the greater efficiency of certain new locomotives, which resulted in an overall 12% decrease in fuel consumption. Additionally, we undertook a review of the useful lives of certain property, plant and equipment. Similarly, higher grain volumes in the North Operation contributed to higher logistic costs. Fixed costs remained in line with the previous years, reflecting the strategy of operational leverage and cost dilution, according to the Company’s business plan. The recognition of tax credits contributed to a decrease in other operating expenses, while costs associated with depreciation and amortization increased due to the capitalization of investments made in 2016.

Comgás

Comgás’ costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$3,492.4 million in the fiscal year ended December 31, 2017. This represented an increase of 10.03% as compared to the fiscal year ended December 31, 2016, mainly due to an increase of 16% in the unitary cost of natural gas. The increase in the unitary cost of gas was mainly due to the change in the price of oil, which is the reference for gas supply agreements.

Moove

The cost of lubricants sales totaled R$1,545.7 million in the fiscal year ended December 31, 2017, an increase of 10.50% as compared to the fiscal year ended December 31, 2016, mainly due to a 5.8% increase in lubricant sales volume.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight costs and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2017	2016
	(in millions of reais, except percentages)
Cosan Logística	(28.8)	(4.6)	526.09%
Comgás	(652.9)	(670.6)	(2.64)%
Moove	(386.7)	(362.0)	6.82%
Reconciliation
Cosan Corporate	(0.3)	(0.3)	—

Selling expenses	(1,068.7)	(1,037.5)	3.01%

Selling expenses increased by 3.01% to R$1,068.7 million during the fiscal year ended December 31, 2017 from R$1,037.5 million during the fiscal year ended December 31, 2016, due to the factors described below.

Cosan Logística

Cosan Logística’s selling expenses increased to R$24.2 million in the fiscal year ended December 31, 2017, as compared to the fiscal year ended December 31, 2016, reflecting an increase of 144% in personnel expenses as a result of hiring additional employees.

Comgás

Selling expenses decreased by 2.64% to R$652.9 million during the fiscal year ended December 31, 2017, from R$670.6 million during the fiscal year ended December 31, 2016, primarily as a result of certain cost-cutting measures undertaken with regards to personnel as well as lower depreciation, the effects of which were partially offset by the effects of inflation (at a rate of 3% per year as measured by the IPCA) on our selling expenses.

Moove

Selling expenses increased 6.82%, to R$386.7 million, in the fiscal year ended December 31, 2017, as compared to R$362.0 million in the fiscal year ended December 31, 2016. This was mainly due to a 5.8% increase in the sales volumes of lubricants resulting in a 14.1% increase in commissions’ expenses.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2017	2016
	(in millions of reais, except percentages)
Cosan Logística	(285.4)	(343.0)	(16.79)%
Comgás	(345.0)	(332.3)	3.82%
Moove	(94.0)	(72.6)	29.48%
Reconciliation
Cosan Corporate	(210.9)	(252.8)	(16.57)%

General and administrative expenses	(935.3)	(1,000.7)	(6.54)%

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses decreased by 6.54% to R$935.3 million during the fiscal year ended December 31, 2017, down from R$1,000.7 million during the fiscal year ended December 31, 2016, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$285.4 million in the fiscal year ended December 31, 2017, a decrease of 16.79% compared to the fiscal year ended December 31, 2016, primarily as a result of a decrease in insurance-related expenses and a 10.6% decrease in personnel expenses.

Comgás

General and administrative expenses totaled R$345 million in the fiscal year ended December 31, 2017, compared with R$332.3 million in the fiscal year ended December 31, 2016. The increase is mainly explained by increase of 8% in expenses relating to services provided by third parties and a 154% increase in maintenance expenses.

Moove

General and administrative expenses totaled R$94 million in the fiscal year ended December 31, 2017, an increase of 29.48% when compared to the fiscal year ended December 31, 2016, primarily due to a 48% increase in employee benefit expenses, reflecting an increase in variable compensation as a result of improvements in certain operational indicators, as well as a 137.2% increase in third-party service expenses.

Cosan Corporate

General and administrative expenses totaled R$210.9 million in the fiscal year ended December 31, 2017, a decrease of 16.57% when compared to the fiscal year ended December 31, 2016, primarily due to the Company’s efforts to control and reduce costs incurred in connection with third parties, services and wages and benefits, which partially offset the impact of inflation on general expenses.

Other income (expense), net

Other income, net increased from R$116.3 million in the fiscal year ended December 31, 2016 to R$877.6 million in the fiscal year ended December 31, 2017. This was mainly due to gains related to the assignment of credit rights in the amount of R$1,034 million deriving from certain indemnity lawsuits filed against the federal government.

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar, 51% interest in Tellus Brasil, 50% interest in Novvi Limited, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates increased to R$17.2 million in the fiscal year ended December 31, 2017 from negative R$4.4 million in the fiscal year ended December 31, 2016, mainly due to better business performance.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income decreased to R$985.1 million in the fiscal year ended December 31, 2017 from R$1,570.1 million in the fiscal year ended December 31, 2016. This was a result of the factors detailed above for Raízen Energia and Raízen Combustíveis. These factors are not consolidated into our financial statements but accounted for in equity, in accordance with IFRS 11.

Financial results, net

Financial results, net in the fiscal year ended December 31, 2017 totaled a net financial expense of R$2,751.5 million compared with a net financial expense of R$3,055.8 million in the fiscal year ended December 31, 2016, a decrease of R$304.3 million, or 10%. This was mainly due to cost of debt pegged to the CDI rate, which decreased from 13.63% p.a. in December 31, 2016 to 6.89% p.a. in December 31, 2017.

For a better understanding of our financial results, we break down our cost of debt as shown in the following table:

	For the Fiscal Year Ended December 31,		% Variation
	2017	2016
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,787.3)	(1,835.5)	(2.63)%
Monetary and exchange rate variation	(198.9)	865.2	(122.99)%
Derivatives	(34.7)	(1,463.4)	(97.63)%
Amortization of borrowing costs	(38.9)	(73.8)	(47.29)%
Discounts obtained from financial operations	—	86.0	(100.00)%
Guarantees and warranties on debt	(157.5)	(50.8)	210.04%

	(2,217.3)	(2,472.3)	(10.31)%
Income from financial investments	578.6	534.7	8.21%

Cost of debt, net	(1,638.7)	(1,937.6)	(15.43)%

Other charges and monetary variations
Interest on other receivables	120.0	263.2	(54.41)%
Monetary variation on leases and concessions agreements	(244.2)	(296.1)	(17.53)%
Monetary variation on leases	(131.2)	(207.7)	(36.83)%
Bank charges	(355.2)	(314.0)	13.12%
Advances on real state credits	(20.2)	(39.7)	(49.12)%
Interest on contingencies and contracts	(52.7)	(92.0)	(42.72)%
Interest on other liabilities	(409.7)	(414.5)	(1.16)%
Interest on shareholders’ equity	(16.9)	(9.4)	79.79%
Exchange variation	(2.7)	(8.0)	(66.25)%

	(1,112.8)	(1,118.2)	(0.48)%

Financial results, net	(2,751.5)	(3,055.8)	(9.96)%

Reconciliation
Finance expense	(3,704.5)	(3,673.4)	0.85%
Finance income	870.7	1,102.9	(21.05)%
Foreign exchange losses, net	(199.8)	997.1	(120.04)%
Derivatives	282.1	(1,482.4)	(119.03)%

	(2,751.5)	(3,055.8)	9.96%

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$255 million, or 10.31%. This was mainly due to the lower cost of debt indexed to the CDI rate. However, the increase in Cosan’s gross debt is due to the issuance of U.S.$500 million in Senior Notes due 2024, the proceeds of which were used to increase Rumo’s capital and liability management at the holding level, and also the issuance of U.S.$750 million in Senior Notes due 2024 by Rumo Logística, the proceeds of which were used for liability management.

Interest income. Interest income grew R$43.9 million, due to the higher average cash balance associated primarily with Rumo’s R$2,640 million capital increase.

Other charges and monetary variations. Other charges and monetary variations decreased 0.48% to R$1,112.8 million. Banking expenses, fees and other expenses increased by R$41.2 million.

Income tax (expense) benefit

Income tax expenses amounted to R$428.4 million for the fiscal year ended December 31, 2017, compared to R$61.7 million in the fiscal year ended December 31, 2016. This increase was a consequence of the higher profit in the fiscal year ended December 31, 2017 as compared to the fiscal year ended December 31, 2016, mainly due to a R$788 million gain from an assignment of credit rights arising from certain indemnification actions proposed against the Brazilian federal government. In the fiscal year ended December 31, 2017, the effective tax rate was 29.05%, which was slightly lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$340.8 million and tax incentives of R$74.4 million, which were partially offset by differences in tax rates on losses of overseas companies of R$89.1 million, interest on shareholders’ equity of R$21.4 million, non-deductible expenses of R$52.2 million and unrecognized tax losses of R$177.8 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$551 million in the fiscal year ended December 31, 2017, compared to R$277.8 million in the fiscal year ended December 31, 2015. This represented an increase of 98.34% after deducting net income attributable to non-controlling interests of R$495.3 million and R$181.2 million in the fiscal year ended December 31, 2017 and the fiscal year ended December 31, 2016, respectively.

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

Comgás

Selling expenses increased by 6.87% to R$670.6 million during the fiscal year ended December 31, 2016, from R$627.5 million during the fiscal year ended December 31, 2015. This change was primarily due to higher depreciation and amortization expenses in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015, mainly due to additions to property, plant and equipment in 2015 in a total aggregate amount of R$521.2 million.

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

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar, 51% interest in Tellus Brasil, 50% interest in Novvi Limited, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates decreased to negative R$4.4 million in the fiscal year ended December 31, 2016 from R$8.0 million in the fiscal year ended December 31, 2015, primarily due to the translation adjustment of international operations results.

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

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased R$776.1 million, or 45.76%, mainly associated with the higher cost of debt indexed to the CDI rate, which was partially offset by the lower expenses related to the Perpetual Bonds, which benefitted from the real appreciation in the period. Additionally, the increase in gross debt is part of Cosan’s liability management process, which aims to lengthen the debt profile via the U.S.$650 million issue of Senior Notes 2027 and the partial repurchase of the Senior Notes 2018 and 2023.

Interest income. Interest income grew R$189.4 million, due to the higher average cash balance referred mainly to the receipt of the sale of Radar and the assignment of credit amounts deriving from severance claims.

Other charges and monetary variations. Other charges and monetary variations went up 34.14% to R$1,118.2 million, chiefly due to monetary variation of the obligation due to preferred shareholders, mark-to-market loss from equity instruments, leases and concession agreements. Banking expenses, fees and other expenses increased R$170.6 million, mainly impacted by a financial discount granted on the sale of credit amounts deriving from a suit for damages filed against the federal government.

Income tax (expense) benefit

Income tax expenses amounted to R$61.7 million for the fiscal year ended December 31, 2016, compared to R$30.4 million benefits in the fiscal year ended December 31, 2015. In the fiscal year ended December 31, 2016, the effective tax rate was 11.10%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$532.3 million, which was partially offset by differences in tax rates on losses of overseas companies of R$150.2 million, interest on shareholders’ equity of R$45.5 million, non-deductible expenses of R$28.1 million and unrecognized tax losses of R$185.1 million relating to subsidiaries of Cosan Logística.

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

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short-and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders. We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets.

In the fiscal years ended December 31, 2017, 2016 and 2015, the cash flow used in investing activities was funded mainly by increased borrowing. As of December 31, 2017, our consolidated cash and cash equivalents (including marketable securities) amounted to R$8,408.5 million, compared to R$5,791.2 million for the fiscal year ended December 31, 2016, and R$4,111.3 million for the fiscal year ended December 31, 2015.

On December 31, 2017, Cosan S.A. had a positive consolidated working capital of R$2,788.6 million and profit for the year of R$1,510.5 million. On December 31, 2017, Cosan Logística had a positive consolidated working capital of R$898.1 million and loss for the period of R$264 million. Nevertheless, it presented a net cash generation from operations of R$2,307.8 million, whereby Cosan Logistica made investments in the modernization of its fleet and improved the railway network in the amount of R$2,045.4 million, in line with its business plan.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2017	2016	2015
	(in R$ millions, except percentages)
Cash flows from operating activities	4,088.1	3,635.4	3,350.6
Cash flows used in investing activities	3,577.4	727.0	1,003.1
Cash flows from financing activities	565.7	1,819.3	542.6

Cash Flow from Operating Activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2017 were R$4,088.1 million, compared to net cash flows generated by operating activities of R$3,635.4 million in the fiscal year ended December 31, 2016, reflecting higher operational performance of our business. In addition, changes in assets and liabilities were higher than the previous year, with a total amount of R$766.9 million in the fiscal year ended December 31, 2017, compared to R$474.2 million in the fiscal year ended December 31, 2016. These increases were partially offset by higher net cash tax payments in the fiscal year ended December 31, 2017 (R$90.1 million) as compared to the fiscal year ended December 31, 2016 (R$83.4 million). For the fiscal year ended December 31, 2015, net cash flows generated by operating activities were of R$3,350.6 million.

Cash Flow Used in Investing Activities

Net cash flows used in investing activities were R$3,577.4 million in the fiscal year ended December 31, 2017, compared to R$727 million in the fiscal year ended December 31, 2016. This variation was mainly attributable to acquisition of property, plant and equipment, intangible assets and investments of R$2,457.5 million and marketable securities of R$2,331.2 million. This change was partially offset by dividends received from joint ventures of R$1,346.5 million. For the fiscal year ended December 31, 2015, cash flows used in investing activities were R$1,003.1 million. See also “—Capital Expenditures.”

Cash Flow from Financing Activities

Net cash flows used in financing activities were R$565.7 million in the fiscal year ended December 31, 2017, compared to net cash flows from financing activities of R$1,819.3 million in the fiscal year ended December 31, 2016. This variation was primarily due to the return of operating cash flow to our shareholders through dividend payments of R$1,089.8 million and payment of loans, borrowings, debentures and financing leases of R$6,073.1 million, partially offset by long-term debt raised of R$6,248.7 million. For the fiscal year ended December 31, 2015, net cash flows from financing activities were R$542.6 million.

Indebtedness

As of December 31, 2017, our outstanding debt totaled R$21,688.9 million, of which R$3,903.3 million was short-term debt. Our debt consisted of R$11,312.5 million in local currency-denominated debt and R$10,376.4 million in foreign currency-denominated debt.

Our total debt of R$21,688.9 million at December 31, 2017 increased 18.27% as compared to our total debt of R$18,338.5 million at December 31, 2016, primarily reflecting Cosan S.A.’s liability management strategy. Our short-term debt, composed of our current portion of long-term debt and interest accrued, represented 18% of our total indebtedness at December 31, 2017. Our U.S. dollar-denominated debt at December 31, 2017 represented 45.67%, and our British pound sterling-denominated debt represented 2.17% of our total indebtedness. Our secured debt at December 31, 2017 represented 4.8% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment, sugar and ethanol.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$500 million 5.950% senior notes with maturity in 2024, Rumo’s U.S.$750 million 7.375% senior notes with maturity in 2024, Rumo’s 5.875% senior notes due 2025, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes, our U.S.$500 million 5.00% notes with maturity in 2023 and our R$850 million 9.50% notes with maturity in 2018, which limits the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the fiscal year ended December 31, 2017, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2017 are described below:

•	On February 9, 2017, Cosan Logística’s subsidiary, Rumo, completed an offering of 7.375% senior notes due 2024 in an aggregate principal amount of U.S.$750 million. The proceeds of this offering were used to repay certain short-term indebtedness and the remainder (if any) for general corporate purposes.

•	On September 20, 2017, we completed an offering of 5.950% senior notes due 2024 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used for general corporate purposes, including but not limited to, the repayment of our outstanding indebtedness and investments in our logistics business.

The table below shows the profile of our debt instruments:

	Interest
Description	Index	Annual Interest	December 31, 2017	December 31, 2016	December 31, 2015	Maturity
Loan and borrowings
BNDES	URTJLP	8.83%	2,270.1	2,663.1	2,851.8	Jun-2029
	Fixed	5.26%	1,281.4	1,233.5	1,016.2	Feb-2025
	TJ462	9.89%	485.8	651.4	809.7	Oct-2020
	Selic	8.82%	221.2	271.7	298.3	Oct-2020
	Selic	9.00%	66.8	41.7	—	Jun-2023
	TJLP	9.08%	120.6	137.1	176.9	Jun-2023
	Selic	13.65%	4.1	5.3	5.6	Sep-2020
	Fixed	3.89%	2.7	3.9	4.7	Jan-2024
	IPCA	10.74%	2.8	3.5	4.2	Nov-2021
	URTJLP	8.79%	—	—	0.2	Jan-2017
EIB	U.S.$	3.88%	127.2	170.8	251.5	Jun-2020
	U.S.$	2.94%	70.6	89.9	127.8	Sep-2020
	U.S.$+LIBOR	1.90%	138.8	172.3	241.9	May-2021
	U.S.$+LIBOR	1.98%	149.4	180.0	247.8	Sep-2021
Foreign loans	GBP + LIBOR	3.77%	312.6	218.2	312.9	Dec-2022
	GBP + LIBOR	1.98%	157.4	—	—	Jul-2019
FRN	U.S.$	—	—	216.1	—	Jan-2017
ECN	112% of CDI	7.75%	59.9	120.1	406.8	Dec-2018
	109% of CDI	15.50%	—	—	304.6	Oct-2018
	125% of CDI	8.69%	644.8	552.6	—	Dec-2023
	CDI + 3.50%	10.63%	295.0	294.5	—	Dec-2018
	CDI + 3.47%	11.89%	—	80.5	—	Nov-2017
	U.S.$	3.79%	—	—	126.7	Jul-2016
Perpetual Notes	U.S.$	8.25%	1,674.8	1,650.1	1,976.7	—
Resolution 4131*	U.S.$	2.66%	68.3	134.0	477.7	Nov-2019
	U.S.$	2.40%	415.8	407.3	471.0	Mar-2018
	U.S.$ + LIBOR	4.79%	50.9	32.8	406.3	Oct-2020
Senior Notes Due 2018	Fixed	9.50%	168.1	168.2	875.4	Mar-2018
Senior Notes Due 2023	U.S.$	5.00%	339.7	322.1	2,009.3	Mar-2023

	Interest
Description	Index	Annual Interest	December 31, 2017	December 31, 2016	December 31, 2015	Maturity
Senior Notes Due 2024	U.S.$	7.38%	2,570.6	—	—	Feb-2024
Senior Notes Due 2024	Fixed	5.95%	1,664.9	—	—	Sep-2024
Senior Notes Due 2027	U.S.$	7.00%	2,530.4	2,304.4	—	Jan-2027
FINEP**	Fixed	5.00%	93.1	109.2	137.1	Nov-2022
Trade banks	CDI + 3.50% p.a.	18.13%	—	—	205.8	Sep-2016
	CDI + 4.91% p.a.	12.14%	98.1	163.8	195.6	Jun-2019
	Fixed U.S.$	5.45%	95.0	86.1	3.9	Dec-2021
Working capital	CDI + 2.80% p.a.	9.88%	391.7	390.0	388.2	Dec-2018
	CDI + 2.95% p.a.	10.04%	286.5	287.2	—	Dec-2018
	U.S.$ + Libor	4.45%	—	—	100.1	Sep-2021
	CDI + 0.31% p.m.	10.93%	1.1	10.0	25.0	Jan-2018
	121.10% of CDI	17.37%	—	—	10.1	Nov-2016
	CDI + 0.33% p.m.	11.20%	3.3	—	—	Mar-2018
	120% of CDI	8.32%	21.2	—	—	May-2018
	120% of CDI	8.39%	10.4	—	—	Jul-2018
	120% of CDI	8.38%	20.9	—	—	Jul-2018
Bank overdrafts	125.5% of CDI	8.72%	0.1	22.6	17.8	Mar-2018
Prepayment	U.S.$+Libor	3.86%	10.0	55.6	—	Apr-2017
FINIMP	U.S.$+Libor	3.52%	—	40.8	—	Jun-2017

			16,926.1	13,074.3	14,703.7
Debentures
Convertible debentures	URTJLP	9.01%	—	—	2.6	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a.	9.08%	152.6	154.3	1,431.6	Apr-2018
	CDI + 1.30% p.a.	11.57%	—	300.2	775.2	Sep-2017
	CDI + 3.50% p.a.	10.63%	1,359.1	2,347.3	—	Jun-2023
	IPCA + 5.10%	8.04%	363.9	346.3	325.8	Sep-2018
	IPCA + 5.57%	8.52%	197.9	183.2	163.2	Sep-2020
	IPCA + 7.14%	10.09%	293.3	284.7	268.5	Dec-2020
	IPCA + 7.48%	10.43%	263.7	255.9	241.4	Dec-2022
	IPCA + 7.36%	10.30%	86.9	84.4	79.6	Dec-2025
	IPCA + 5.87%	8.81%	726.8	660.0	—	Dec-2023
	IPCA + 4.33%	7.27%	396.3	—	—	Oct-2024
	108 % of CDI	7.46%	171.5	350.9	526.3	Jul-2018
	Fixed	13.13%	163.8	163.9	161.2	Oct-2020
	128% of CDI	8.90%	499.6	—	—	Dec-2025
	CDI + 0.90%	7.85%	87.4	133.1	150.1	Sep-2019

			4,762.8	5,264.2	4,125.4

Consolidated Debt			21,688.9	18,338.5	18,829.1

Current			3,903.3	2,404.0	2,775.5

Non-current			17,785.6	15,934.5	16,053.6

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions.
**	FINEP: Funding Authority for Studies and Projects.

Unused Sources of Liquidity

On December 31, 2017, 2016 and 2015, we and our subsidiaries had unused available credit lines in the amount of R$288 million, R$797.7 million and R$1.2 billion, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2017, we had working capital of R$4,011.6 million, compared to R$2,139.9 million as at December 31, 2016. The difference between the position at December 31, 2017 and December 31, 2016 was mainly attributable to an increase in marketable securities. See also “—Overview.”

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired) were R$2,457.5 million during the fiscal year ended December 31, 2017, compared to R$2,190.6 million during the fiscal year ended December 31, 2016. For the fiscal year ended December 31, 2015 our capital expenditures were R$2,012.3 million.

In 2017, 2016 and 2015, our capital expenditures consisted primarily of the following:

•	Rumo. Rumo has focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use.

•	Comgás. Comgás has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.

•	Moove. Moove has invested in modernization and maintenance of its assets.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2017, 2016 and 2015:

	For the Fiscal Year Ended December 31,
	2017	2016	2015
	(in millions of reais)
Rumo	2,045.4	1,699.2	1,405.5
Comgás	353.0	438.4	521.2
Moove	48.6	41.6	43.5
Cosan Corporate	10.5	11.4	42.1

Total consolidated capital expenditures	2,457.5	2,190.6	2,012.3

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

C.	Research and Development, Patents, Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Patents, Licenses, Contracts and Processes” and “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.	Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;

•	Developments and the perception of risk in other countries may adversely affect the Brazilian economy;

•	Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention;

•	Decreased liquidity in domestic and international capital markets;

•	Tax policies that could decrease our profitability; and

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E.	Off-Balance Sheet Arrangements

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of São Paulo Gas Company—COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2017, 2016 and 2015.

Gas transportation

Comgás has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were Comgás to consume a volume of gas below its contractual obligation, the Comgás would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by Comgás were recognized as “Other non-current assets” in the statement of financial position (R$291.3 million for the fiscal year ended December 31, 2017, R$244 million for the fiscal year ended December 31, 2016 and R$204.7 million for the fiscal year ended December 31, 2015).

Operating Leases

At December 31, 2017, 2016 and 2015, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands of reais)
Less than one year	10,358	11,545	22,788
Between one and five years	35,136	31,050	24,364
More than five years	10,708	10,576	13,528

Total	56,202	53,171	60,680

F.	Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) at December 31, 2017:

	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	(5,223.1)	(3,157.5)	(9,832.5)	(13,341.4)	(31,554.5)
Trade payables	(2,434.0)	—	—	—	(2,434.0)
Other financial liabilities	(382.7)	—	—	—	(382.7)
Tax installments—REFIS	(81.3)	(21.5)	(39.2)	(103.0)	(245.0)
Leases	(418.9)	(299.6)	(442.4)	(282.6)	(1,443.5)
Derivative financial instruments	87.1	(32.9)	(385.4)	220.3	(110.9)
Real estate credits certificates	(92.8)	—	—	—	(92.8)
Payables to related parties	(328.3)	—	—	—	(328.3)
Dividends payable	(191.5)	—	—	—	(191.5)

Total	(9,065.5)	(3,511.5)	(10,699.5)	(13,506.7)	(36,783.2)

(1)	Include future interests based on the applicable rates at December 31, 2017.

Since December 31, 2017, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$339.7 million in senior notes due March 2023;

•	R$2,570.6 million in senior notes due February 2024;

•	R$1,664.9 million in senior notes due September 2024;

•	R$2,530.4 million in senior notes due January 2027;

•	R$4,455.5 million in BNDES (finance lease) financing due between 2020 and 2029;

•	R$1,674.8 million in perpetual notes with call option for Cosan beginning on November 5, 2015;

•	R$735.1 million in working capital due 2021;

•	R$486 million in the form of a loan from the European Investment Bank (EIB) due 2021;

•	R$535 million in the form of a Resolution 4,131-type due February 2020;

•	R$4,762.8 million in debentures due between 2016 and 2025;

•	R$999.7 million in export credit notes (ECN) due 2023;

•	R$193.1 million in the form of loans from trade banks due between 2018 to 2021; and

•	R$573.2 million in other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Sales Commitments

None.

G.	Safe harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

Our board of directors and our executive officers are responsible for the operation of our business. Nevertheless, Mr. Rubens Ometto Silveira Mello, who controls all of our class B series 1 common shares, has the overall power to control us, including the power to establish our management policies.

A.	Directors and Senior Management

Board of Directors

Our by-laws provide that our board of directors shall consist of between five and eleven directors, or such greater number as our board of directors may determine. Our board of directors currently consists of twelve directors.

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

The following table lists the members of our board of directors:

	Initial Year of Appointment (1)				Position Held
Name	Cosan Limited	Cosan S.A.	Cosan Logística	Class(1)	Cosan Limited	Cosan S.A.	Cosan Logística	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	2012	III	Director	Chairman	Chairman	1950
Marcelo Eduardo Martins	2009	2009	2015	III	Director	—	Director	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	2015	I	Director	—	Director	1942
Marcos Marinho Lutz	2007	2015	2014	II	Director	Vice Chairman	Vice Chairman	1969
Pedro Isamu Mizutani	2007	2000	—	III	Director	—	—	1959
Marcelo de Souza Scarcela Portela	2007	2009	2017	II	Director	Director/General Counsel	Director	1961
José Alexandre Scheinkman(2)	2007	—	—	I	Director	—	—	1948
Burkhard Otto Cordes	2008	2005	—	II	Director	Director	Director	1975
Richard Steere Aldrich Junior (2)	2016	—	—	I	Director	—	—	1947
Dan Ioschpe(2)	2015	2014	—	II	Director	Director	—	1967
Roberto de Rezende Barbosa	2015	—	—	II	Director	—	—	1950
Vasco Augusto Pinto Fonseca Dias	2016	—	—	III	Director	—	—	1956

(1)	The terms of the directors expire as follows: Class I Directors at the annual general meeting to be held on in April 2018; Class II Directors at the annual general meeting pertaining to the fiscal year 2018 (expected to be held by April 2019); and Class III Directors at the annual general meeting pertaining to the fiscal year 2019 (expected to be held by April 2020).
(2)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our director and chairman. He is also chairman of the board of directors of Cosan S.A. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and is currently the chairman of the boards of Cosan S.A., Comgás, Rumo and Raízen. He also holds the position of director of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins has been a member of our board of directors and of Cosan S.A.’s board of directors since March 23, 2009 until December 12, 2017. Mr. Martins also holds the position of chief financial officer of the Company. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation, majoring in finance.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our board of directors and of Cosan S.A.’s board of directors since November 2007. He is an economist and was Brazil’s Minister of Finance from 1988 to 1990. He was previously Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the chief executive officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the board of directors of the following companies: Grendene S.A., Rodobens Negócios Imobiliários S.A. and Veracel Celulose S.A.

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

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is the Theodore A. Wells ’29 Professor of Economics (Emeritus) at Princeton University and has a bachelor’s degree in economics from the Federal University of Rio de Janeiro (1969), and a Master’s (1973) and Ph.D. (1974) in economics from the University of Rochester, as well as a Master’s degree in Mathematics from the Institute of Pure and Applied Mathematics (Brazil – 1976). A member of the American Academy of Arts and Sciences and the Econometric Society, he was awarded the title of doctor honoris causa by the Université Paris-Dauphine. In 2002 he was the Blaise Pascal Research Professor (France). He sits on the Scientific Council of the Europlace Institute of Finance (Paris) and the Academic Council of the Brazilian Institute for Capital Markets – IBMEC. He was previously a professor and director of the Economics Department of the University of Chicago, Vice-President for Financial Strategies of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the economic advisory group for the Sloan Foundation.

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

Richard Steere Aldrich Junior. Mr. Aldrich, Jr. graduated in the United States from Brown University (1970) and from Vanderbilt University School of Law (1975). In 1975, he joined Shearman & Sterling LLP as an associate, where he later became a partner, in 1984, a position in which he served until 2009. From 2009 to 2016 he was a partner at Skadden, Arps, Slate, Meagher & Flom LLP. Over the course of his career, he has been involved in offerings, mergers and acquisitions, debt restructurings and public and private financing transactions in Brazil and the United States.

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

Our executive officers are elected by our board of directors for an indeterminate term and are eligible for reelection. Our board of directors may remove any executive officer from office at any time with or without cause. Our executive officers hold meetings when called by any of our executive officers.

The following table lists our current executive officers:

Name	Initial Year of Appointment			Position Held at			Year of Birth
	Cosan Limited(1)	Cosan S.A.(2)	Cosan Logística(2)	Cosan Limited	Cosan S.A.	Cosan Logística
Marcos Marinho Lutz	2007	2009	2014	Chief Executive Officer	Chief Executive Officer and Vice- Chairman	Chief Executive Officer and Vice-Chairman	1969
Marcelo Eduardo Martins	2009	2009	2014	Chief Financial Officer and Board Member	Chief Financial Officer	Chief Financial Officer and Board Member	1966
Marcelo de Souza Scarcela Portela	2015	2009	2014	General Counsel and Board Member	Legal Vice President and Board Member	Legal Vice President and Board Member	1961
Burkhard Otto Cordes	2016	—	—	Risk Management Officer	Board Member	Board Member	1975

(1)	The terms of our executive officers are indeterminate.
(2)	The terms of the executive officers of Cosan S.A. and Cosan Logística expire at the annual general meetings of Cosan S.A. and Cosan Logística, respectively, to be held on in April 2019.

Cosan Limited’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela and Burkhard Otto Cordes. Cosan S.A.’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela and Guilherme Lelis Bernardo Machado. Cosan Logística’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela and Guilherme Lelis Bernardo Machado.

Unless otherwise indicated, the business address of the executive officers is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil.

Key managers

Name	Initial Year of Appointment to Cosan S.A.	Position Held	Year of Birth
Nelson Roseira Gomes Neto	2015	Chief Executive Officer–Comgás	1970
Guilherme Lelis Bernardo Machado	2014	Executive Officer-Cosan	1978

The following is a summary of the business experience of our key managers.

Nelson Roseira Gomes Neto. Mr. Gomes Neto is Comgás’ chief executive officer. He holds a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined ExxonMobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008 he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, Lubricants Vice President.

Guilherme Machado. Mr. Machado currently serves as Investor Relations Officer of Cosan, and will take over as Chief Financial and Investor Relations Officer of Companhia de Gás de São Paulo – Comgás effective May 1, 2018. He has 16 years of professional experience, having previously worked at Esso Brasileira de Petróleo, at Cosan S.A. and at Rumo S.A. Mr. Machado holds a bachelor’s degree in Production Engineering from the Federal Fluminense University in Rio de Janeiro and a master’s degree in Economics and Business Finance from FGV/RJ.

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan and Shell with a proven track record in sugar, ethanol and fuels. The executive team is composed of:

Luis Henrique Guimarães. Mr. Guimarães became chief executive officer of the Joint Venture on April 1, 2016. He was formerly the chief executive officer of Comgás, and after that the Fuels Operational Officer and responsible for the Joint Venture’s Downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). In 2007, he became Shell’s Chief Marketing Officer for Lubricants in North America, based in Houston.

Guilherme José de Vasconcelos Cerqueira. Mr. Cerqueira is the chief financial officer and officer for investor relations of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014 which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$675 million. He has a bachelor’s degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro. He also holds an MBA from COPPEAD.

Pedro Mizutani. Mr. Mizutani is the Vice President of External Affairs at Raízen. He was the Sugar, Ethanol and Energy Operational Officer from 2011 to 2015 and was previously chief executive officer of Cosan S.A. Açúcar e Álcool. He maintains his responsibilities on sugar and ethanol production and cogeneration in the Joint Venture, with ultimate responsibility for the Sugar and Ethanol division. Mr. Mizutani has 28 years of experience in the sugar and energy sector and started his professional career at Cosan in the 1980s, having taken positions of increasing responsibility up to his current one. He is a member of the Board of Directors of UNICA and a professor at Fundação Getúlio Vargas’ post-graduation course.

João Alberto Abreu. Mr. Abreu became Vice-President of Ethanol, Sugar and Bioenergy at Raízen Energia. He has a bachelor’s degree in production/mechanics engineer from Pontifícia Universidade Católica in Rio de Janeiro and a MBA from Fundação Dom Cabral. He also took extensive courses in business at the University of Pennsylvania. Mr. Abreu worked for 18 years at Shell in England and Argentina, and in positions such as General Manager of Network in Latin America and General Manager of Sales and Operations in Brazil. He was Executive Director and member of the board of directors at Petróleo Sabbá, an affiliate of Raízen which operates in northern Brazil, and is currently a member of the board of directors of Iogen Energy. In 2012 Mr. Abreu became Bioenergy Director and Chief Technology Officer. He was responsible for the increase of 40% at the EBITDA of the department and for the development and implementation of the first integrated cellulosic ethanol plant worldwide, a U.S.$110 million project. In 2014, he became Agroindustrial executive director at Raízen.

Ricardo Dell Aquila Mussa. Mr. Mussa manages logistics, supply and distribution for the Raízen joint venture since January 2017. Mr. Mussa has a bachelor’s degree in production engineering from the Escola Politécnica da Universidade de São Paulo. He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the agricultural commodities purchasing area. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was also responsible for the purchasing of chemical products in Latin America. He joined Cosan in 2007 and was one of the founders of Radar, and was its chief executive officer for five years. In 2014, he took the helm of Cosan’s lubricants business and more recently became an Executive in Raízen.

José Leonardo Martin de Pontes is the Executive Officer for fuels distribution at Raízen Combustíveis. Prior to holding this position, he was the executive Director for Logistics, responsible for all the fuels operations in Brazil and global ethanol and sugar operations. From 2011 to 2013 he had occupied the B2C and B2B commercial direction. Mr. Pontes has a bachelor’s degree in Business Administration with an emphasis on Finance by Rio de Janeiro State University and post graduate degrees in Strategy, Negotiation and Leadership from the universities of Cranfield, Harvard and INSEAD, respectively. Mr. Pontes has 17 years of experience in the fuels and energy markets. At the Shell Group, he worked for 13 years in Brazil and Europe in several positions, including positions relating to global fuels pricing strategy, commercial and business development and strategic planning. In 2009 led the retail strategy and business development general management for Latin America.

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

Our Relationship with our Executive Officers, Directors and Key Managers

Mr. Burkhard Otto Cordes is a member of Cosan S.A.’s, Cosan Logística’s and Cosan Limited’s boards of directors and serves as financial manager in Aguassanta Participações S.A. Mr. Cordes is Mr. Mello’s son-in-law.

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers was R$142.9 million during the fiscal year ended December 31, 2017, R$161.9 million in the fiscal year ended December 31, 2016 and R$92.6 million in the fiscal year ended December 31, 2015. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

Our executive officers receive the same benefits generally provided to our employees. Members of our board of directors are not entitled to these benefits.

We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment. Our directors and executive officers who serve for us and Cosan S.A. and Cosan Logística will receive compensation from each of the companies which they serve.

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

For details of the membership of our Audit Committee, see “—A. Directors and Senior Management—Board of Directors—Committees of the Board of Directors—Audit Committee.”

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

D.	Employees

As of December 31, 2017, we had 11,230 employees. The following table sets forth the number of our total employees by segment for the dates indicated:

	December 31, 2017	December 31, 2016	December 31, 2015
Industrial	7,868	7,709	8,025
Administrative	1,928	1,853	3,045
Port	1,434	1,414	2,032

Total	11,230	10,976	13,102

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was R$1,985.2 million as of December 31, 2017, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

As of December 31, 2017, the following members of the board of directors owned Cosan Limited shares:

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

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 34 to our audited consolidated financial statements for additional information.

Cosan Limited

Equity Incentive Plan

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

Long-Term Retention Plan

We have adopted a long-term retention plan, or the “LTR Plan,” aimed at rewarding and retaining certain high-level executives of strategic importance to the Company who may be granted certain share based awards as may be determined by our board of directors. Participation in the LTR Plan is subject to selection by our Board of Directors. Under the LTR Plan, each beneficiary may receive, subject to the terms and conditions of the LTR Plan, up to 1% each of the total number of issued and outstanding shares of Cosan Limited (the precise amount being granted is at the discretion of the Board of Directors). Beneficiaries may receive the equivalent of the share grant in cash, at the discretion of our Board of Directors. Any grants of shares or cash under the LTR Plan are to be delivered to the beneficiary over the course of a period of up to 10 years. Currently, five key executives are each eligible to receive share grants or cash of up to 1% each of our issued share capital over the course of the next 10 years, in an amount to be defined by our Board of Directors annually.

The executives who participate in the Plan have entered into a Terms of Governance between themselves and the Company which will regulate their rights, privileges, protections and obligations as shareholders of the Company should our chairman, Rubens Ometto Silveira Mello, no longer be with the Company.

As of December 31, 2017, an aggregate of 533,546 shares have been granted in 2017 to executives participating in the LTR Plan. Concurrently with the abovementioned grant of shares, our Board of Directors granted certain executives an additional payment of U.S.$316,425 in cash. In addition, on September 29, 2017, our board of directors decided to reward executives for their contribution to the performance of the Company by granting them 255,000 share appreciation rights. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase share price between the grant date and the vesting date. The rights must be exercised on vesting date and will expire if not exercised on that date.

Cosan S.A.

At the shareholder’s meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s officers and employees were approved. These guidelines authorize the issuance of shares accounting for up to 5% of Cosan S.A.’s total capital. This stock option plan was established to attract and retain officers and key employees, offering them the opportunity to become shareholders in Cosan S.A. On August 18, 2011, Cosan S.A.’s board of directors approved a total stock option grant of up to 12,000,000 common shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of Cosan S.A.’s share capital at that time. On August 18, 2011, 9,825,000 options related to the shared based compensation were granted.

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

Cosan stock options held by Cosan’s executive officers may, at their option, be canceled and converted into awards of Cosan Limited, and, as a result, we will comply with the limit of shares we have reserved for our equity incentive plan. Cosan’s stock options will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of Cosan’s common stock for a specified period immediately preceding the date of the completion of our initial public offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods.

On May 21, 2013, the board of directors of Cosan S.A. approved the second program of Stock Option Purchase or Subscription of Shares – Calendar Year 2013. As part of this approval, the board of directors of Cosan S.A. determined that the beneficiaries may purchase or subscribe common shares of the Cosan S.A., with grants of up to 1 million shares, which options may be exercised after at least five years from the approval at a price of R$45.22 per share (such price to be adjusted pursuant to the IPCA until the date of the subscription or purchase).

On August 17, 2014, the board of directors of Cosan S.A. approved the third program of Stock Option Purchase or Subscription of Shares – Calendar Year 2014. As part of this approval, the board of directors of Cosan S.A. determined that the beneficiaries may purchase or subscribe common shares of Cosan S.A., with grants of up to 320,000 shares, which options may be exercised after at least five years from the approval at a price of R$39.02 per share (such price to be adjusted pursuant to IPCA index until the date of the subscription or purchase).

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

On April 27, 2017 and July 31, 2017, two new share-based payment plans were approved in the meeting of the subsidiary Cosan S.A., with 274,000 and 298,107 shares, respectively. These plans became effective as of the grant. The eligible executives may be granted ordinary shares or cash, at the choice of the Company, for no-cash consideration, after five years.

Cosan Logística

On January 2, 2017, Cosan Logística granted 1,522,220 and 1,513,180 shares, respectively, of the share-based compensation plan. These will be transferred in full and free of charge 5 years from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, according to the employment status and incentives met by the relevant beneficiary at Rumo S.A. under the terms of each share-granting program. Given the characteristics of the Plan, the fair value of the share on the grant date is R$6.10.

On September 1, 2017, Cosan Logística granted 870,900 shares of the share-based compensation plan, which will be transferred in full and free of charge 5 years from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, according to the employment status and incentives met by the relevant beneficiary at Rumo S.A., under the terms of each share-granting program. Given the characteristics of the plan, the fair value on the grant date is R$10.42.

Comgás

On April 20, 2017 and December 8, 2017, two new share-based compensation models were approved in the Shareholders’ Meeting of the Comgás subsidiary, which became effective as of the grant.

Comgás granted 61,300 and 97,780 restricted shares, which will be fully transferred five years from the approval of the grant, conditioned on the exercise of the functions of the Company beneficiary, under the terms of each share-granting program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the stock-based compensation plan. Given the characteristics of the plan, the value of the share on the grant date was (R$37.29 and R$36.37).

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Cosan Limited

As of the date of this annual report, our authorized share capital is U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share, 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share and 146,867,137 class A common shares, par value U.S.$0.01 per share. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to 10 votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 45.6% of our issued and outstanding share capital, and 88.1% of our voting power by virtue of his control of 100% of our class B series 1 common shares and 9.9% of our class A common shares. No class B series 2 common shares are currently issued and outstanding. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

On December 22, 2017, we acquired 22,025,248 Class A common shares pursuant to a tender offer at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other related expenses. These shares represented 13.04% of the issued and outstanding Class A common stock of Cosan as of December 21, 2017. The shares accepted for purchase included 1,299,859 additional shares that Cosan elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 146,867,137 outstanding Class A common shares remaining.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

	Class A common shares	%	Class B common shares	%	Total Number of Shares	%
Shareholders
Queluz Holdings Limited	12,433,168	7.13	66,321,766	68.85	78,754,934	29.09
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15	30,010,278	11.09
Renaissance Technologies LLC	10,885,899	6.24	—	—	10,885,899	4.02
M&G Investment Management Limited	7,515,399	4.31	—	—	7,515,399	2.78
Eastspring Investments (Singapore) Limited	4,585,200	2.63	—	—	4,585,200	1.69
Other	111,447,471	63.92	—	—	111,447,471	41.17
Total shares outstanding	146,867,137	84.23	96,332,044	100.00	243,199,181	89.85
Treasury shares	27,488,204	15.77	—	—	27,488,204	10.15
Total	174,355,341	100.00	96,332,044	100.00	270,687,385	100.00

The total number of BDRs held by Brazilian investors at December 31, 2017, was 10,350,558. The total number of shares held by Brazilian investors as of December 31, 2017, is 4,120,367 (excluding shares held by the depositary under our BDRs program).

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

This reorganization resulted in the transference by an affiliate of Queluz of up to approximately 5,500,000 class A common shares issued by Cosan Limited that did not exceed 1% of total Class A shares, pursuant to Securities Act Rule 144 and other applicable provisions. Its class B share position remained unaltered.

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

Cosan S.A.

As of December 31, 2017, we owned 58.21% of Cosan S.A.’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our Chairman, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

Rezende Barbosa

On June 18, 2009, Cosan entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay.” The acquisition was carried out through the merger of Curupay into Cosan, resulting in the issuance by Cosan of 44,300,389 new common shares, fully subscribed and paid-in by Rezende Barbosa.

Pursuant to an agreement dated June 18, 2009, as amended on October 7, 2016 and August 28, 2017, the Rezende Barbosa Family has the right to have one member on the supervisory board of Cosan and one member on our board of directors. Cosan Limited has, subject to limited exceptions, a right of first refusal on shares of Cosan (CSAN3) owned by the Rezende Barbosa family.

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

Cosan has signed a memorandum of understanding dated April 9, 2008 with Rezende Barbosa with the intention of merging into a new entity the port terminal facilities of Cosan Portuária with those at the neighboring site of Teaçu Armazéns Gerais S.A., owned by Rezende, or the “merged entity.” Cosan asked Tate & Lyle to provide its approval as the minority shareholder in Cosan Portuária to the arrangements. Tate & Lyle’s and Cosan’s equity interests in the merged entity would be held by a holding company owned by Cosan and Tate & Lyle. Because of the creation of the holding company, Cosan and Tate & Lyle entered into a shareholders’ agreement with respect to the holding company, named Copsapar Participações S.A., in order to govern: (1) the election of the board of directors; (2) the exercise of voting rights in general shareholder meetings and meetings of the board of directors; and (3) the preemptive rights of shareholders.

On April 13, 2010, Tate & Lyle, through a Share Purchase Agreement, sold its entire stake on Copsapar Participações S.A. to Bunge Açúcar e Bioenergia Ltda., that had, on the same date, agreed to replace Tate & Lyle on the shareholder agreement with respect to Copsapar Participações S.A.

Rumo

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística, submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.

Radar

In August 2008, as amended on November 4, 2016, Cosan entered into a shareholders’ agreement with TIAA-CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan currently holds approximately 3% of Radar’s capital, with the remaining 97% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, COSAN retains the majority of votes on Radar’s Board of Directors, although it is not consolidated due to certain restriction on Cosan’s decision-making power.

Tellus

On July 1, 2011 Cosan entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A.

Janus

On August 19, 2014 Cosan entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Janus Brasil Participações S.A.

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

Comgás

On November, 5, 2012 Cosan concluded the acquisition of 60.05% of Comgás from BG Group for R$3.4 billion.

In December 2012, the put options held by three vehicles of the Shell Group against Cosan Limited were exercised. As a result, the Company delivered to Shell 17,187,937 common shares issued by Cosan, representing 4.21% of its capital, and received 21,805,645 common shares of Comgás. These were transferred to Cosan, under the same price and payment term conditions of the transaction with Shell. At the conclusion of this transaction, the Company reduced its interest in Cosan to 57.98% and Cosan increased its interest in Comgás to 79.87%, with Shell no longer being a shareholder of Comgás.

At the end of this transaction, Cosan S.A. and Integral Investments B.V. terminated the Comgás shareholders’ agreement dated December 19, 2012.

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

Additionally, certain matters require the consent of the shareholders of the Joint Venture. These matters include, but are not limited to, removal of any member of a supervisory board; approval of supervisory board resolutions relating to dividend payments; approval of management accounts and financial statements; amendments to the bye-laws of Raízen Energia or Raízen Combustíveis; and issuance of securities by the Joint Venture.

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

Comgás Companhia de Gás de São Paulo – Shareholders’ Agreement

Cosan S.A. and Integral Investments B.V., or Integral, were parties to a Comgás shareholders’ agreement dated December 19, 2012. The shareholders agreement established the terms and conditions that regulated the relationship between the parties as shareholders of Comgás. On December 12, 2017, we exercised a put option with Shell relating to shares in Comgás and bought a total of 21,805,645 shares in Comgás, which represents 16.77% of Comgás’s share capital for R$1,042 million. As a result, Integral Investments B.V. ceased to be a shareholder of Comgás and the Comgás shareholders’ agreement was terminated.

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

Radar II Propriedades Agrícolas S.A.—Shareholders Agreement

The shareholders’ agreement of Radar II Propriedades Agrícolas S.A. was executed by and among Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, a New York Corporation and Cosan S.A. Indústria e Comércio on September 28, 2012, amended on November 4, 2016. This Shareholders Agreement consolidates Radar II’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by the shareholders representing the majority of the voting shares.

Cosan S.A. Indústria e Comércio – Shareholders’ Agreement

The shareholders’ agreement of Cosan S.A. Indústria e Comércio was executed by and among Cosan Limited and Rezende Barbosa S.A. Administração e Participações, on September 06, 2009, partially succeeded by Messers. Roberto de Rezende Barbosa, Renato Eugênio de Rezende Barbosa, and José Eugenio de Rezende Barbosa Sobrinho, on December 31, 2011, amended on October 7, 2016 and on August 28, 2017. This shareholders agreement consolidates the resolutions of Cosan’s shareholders about the appointment of the members of the Board of Directors and the transfer of shares. The shareholders also agreed to exercise their voting rights in the general meetings of the company without the possibility of veto rights.

Rumo S.A.—Shareholders’ Agreement

Cosan Logística S.A. and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. The Arduini Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to: (1) the election of members of our board of directors; (2) the restrictions on the sale and transfer of our shares; and (3) voting arrangements for our shareholders, general meeting and board of directors meeting. The Arduini Shareholders’ Agreement will remain in force for 10 years from November 28, 2016 and may be terminated early if Mr. Rubens Mello leaves the position of chairman of our board of directors or if Julia Arduini’s interest in our company decreases by 50% after the three-year lock-up period on the transfer of shares to which the parties are subject. In addition, the Arduini Shareholders’ Agreement states that our shareholders and board of directors’ meetings will be preceded by preliminary meetings between the parties to the Arduini Shareholders’ Agreement, which shall determine the voting instructions for their representatives at those meetings, who shall vote together as a block.

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

Cosan Biomassa S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan Biomassa S.A., or “Cosan Biomassa,” was entered into by and among Cosan S.A. Indústria e Comércio and Sumitomo Corporation on May 13, 2016, or the “Cosan Biomassa Shareholders’ Agreement.” This shareholders’ agreement provides Cosan Biomassa with shareholder control and contains transfer of shares, preemption rights, tag along and drag along rights and the right to appoint the members of the board of directors. The shareholders’ agreement also lists certain reserved matters with regard to which the parties shall have the right of veto so as long as each signatory’s equity interest in Cosan Biomassa is equal to or greater than 15% of the total and voting share capital of Cosan.

Brado Logística e Participações S.A. – Shareholders’ Agreement

The shareholders’ agreement of Brado Logística e Participações S.A., or “Brado,” was entered into by and among Fundo de Investimento do Fundo de Garantia do Tempo de Serviço- FI-FGTS, or “FI-FGTS,” Logística Brasil-Fundo de Investimento em Participações, Deminvest Empreendimentos e Participações S.A., Markinvest Gestão de Participações Ltda., or the “Original Shareholders,” and Brado Holdings S.A., with the intervention of Brado Logística Participações S.A., Brado Logística S.A. and ALL- América Latina Logística S.A. (current Rumo S.A.) on August 5, 2013. This shareholders’ agreement resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. The shareholders’ agreement also provides that certain reserved matters are subject to a right of veto on the part of the signatories.

Cosan Investimentos e Participações S.A.—Shareholders Agreement

The shareholders’ agreement of Cosan Investimentos e Participações S.A., or “CIP,” was executed by and among Cosan S.A., Banco Bradesco BBI S.A. (as successor to Fundo de Investimento em Participações Multisetorial Plus II), or “Bradesco,” and Itaú Unibanco S.A. (as successor to Razac Fundo de Investimento em Participações), or “Itaú,” on June 27, 2014. This shareholders’ agreement CIP’s shareholders resolutions about share control, transfer of shares or encumbrance and the right to appoint the members of the board of directors and the officers (with all officers to be nominated by Cosan). With the exception of the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares (unless a higher quorum or special approval is required).

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

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 12 to our consolidated financial statements attached hereto.

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

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 12 to our financial statements included elsewhere in this annual report.

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

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$1,348.2 million as of December 31, 2017 and R$1,268.6 million as of December 31, 2016. Provisions relating to probable losses are categorized into tax, civil and labor, described below.

Tax. We recorded provisions of R$479.5 million and R$501.2 million for tax proceedings involving probable risk of loss as of December 31, 2016 and December 31, 2017, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

•	FINSOCIAL – Offset requests. The Brazilian federal tax authorities refused to ratify requests made by Cosan Lubrificantes to set-off undue payments of FINSOCIAL, a social tax levy, against other tax debts. Based on a favorable judicial decision, Mobil acquired the right to set-off FINSOCIAL tax payments against certain COFINS payments. However, a subsequent favorable judicial decision granted Cosan Lubrificantes immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off requests were extinguished, since the COFINS debts ceased to exist, and Cosan Lubrificantes sought to reuse the relevant tax credits to set-off other tax debts. However, the Brazilian federal tax authorities refused to ratify part of the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for this proceedings was R$269.3 million as of December 31, 2016 and R$280.2 million as of December 31, 2017. The risk of loss is classified as probable.

•	Social Security Contributions – In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a favorable first level decision. The risk of loss is classified as probable and as of December 31, 2017, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$310.3 million and had judicially deposited the same amount (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

•	ICMS - We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation, and (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool.; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; (e) ICMS assessment notice related to interstate operations taxed as internal transactions. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$84.8 million as of December 31, 2016 and R$99.4 million as of December 31, 2017.

Civil, regulatory, environmental and other claims. Cosan, its subsidiaries and jointly-controlled entities are parties to a number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination of different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2016 amounted to R$344 million and R$375.6 million as of December 31, 2017. As of December 31, 2017, R$180.3 million in judicial deposits were made for civil and environmental claims, and this figure was R$173.9 million as of December 31, 2016. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. Cosan, its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2016 amounted to R$445.0 million and R$471.3 million as of December 31, 2017.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2017 totaled R$ 15,914.8 million, of which R$11,065.8 million, R$2,865.6 million, R$1,061.9 million, R$543 million and R$378.5 million were related to tax, civil, labor and regulatory and environmental claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

•	Withholding Income Tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against Cosan Lubrificantes, as the responsible party for the collection of withholding income tax allegedly due on the capital gains earned by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. According to the Brazilian tax authorities, the real intention of Cosan Lubrificantes was to acquire Esso Brasileira de Petróleo Ltda. The updated amount under discussion in these proceedings is R$1,128 million, including interest and a 150% penalty, of which R$823.9 million is classified as a possible risk of loss as of December 31, 2017 and R$776 million as of December 31, 2016. Currently, Cosan Lubrificantes is awaiting judgment of the motion for clarification regarding the decision that in part permitted the special appeal filed in the Superior Chamber of Tax Appeals.

•	Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued two tax assessments against Cosan Lubrificantes for the collection of corporate income taxes relating to 2009, 2010 and 2011 due to the write off of goodwill expenses accrued in connection with the acquisition of cooperatives which controlled Esso Brasileira de Petróleo Ltda. According to Cosan Lubrificantes, the updated amount under discussion is of R$586 million, including interest and a 150% fine, of which R$419.6 million is classified as a possible risk of loss and R$166.4 million is classified as a remote risk of loss in the fiscal year ended December 31, 2017. Currently, Cosan is awaiting a decision on the motion for clarification filed against the partially favorable decision rendered by the Administrative Court of Tax Appeals. In addition, on December 14, 2017, Cosan Lubrificantes received a tax assessment notice, relating to 2012, due to the write off of goodwill expenses accrued in connection with the acquisition of cooperatives which controlled Esso Brasileira de Petróleo Ltda. According to Cosan Lubrificantes, the updated amount under discussion is R$176.9 million, including interest and a 150% fine, of which R$138.6 million is classified as a possible risk of loss and R$38.3 million is classified as a remote risk of loss as of December 31, 2017. Cosan Lubrificantes is awaiting judgment of the administrative court.

•	ICMS – inventory differences. The tax authority of the state of São Paulo issued two tax assessment notices, one against Raízen Energia and one against Cosan S.A., in February, 2012 relating to ICMS taxes on inventory differences. A decision rendered by the First Administrative Trial Court was partially favorable with respect to one of these tax assessments, which is currently pending a decision by the second administrative trial court. In relation to the other tax assessment, the first and second administrative trial court’s decisions were unfavorable and a decision on the appeals filed is currently pending. The total amount involved in such proceedings is R$764.5 million. The risk of loss is partially classified as remote (R$672 million) and partially classified as possible (R$92.4 million) in the fiscal year ended December 31, 2017.

•	Environmental Civil Class Action. Cosan is being sued by the Municipality of Ulianópolis, by means of the civil class action No. 0000749-68.2011.8.14.0130, for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$145.7 million but the specific amount needed to restore the damage cannot be estimated. It is also important to highlight that more than 50 companies are involved in the same matter by means of other lawsuits and a civil investigation currently being held by the State of Pará’s Public Prosecutor’s Office. Therefore, it is expected by some of these companies that any settlement or condemnation in this matter should comprise all of them. The lawsuit is currently suspended due to a plea from the Public Prosecutor’s Office. According to the Company’s information, the amount under discussion in these proceedings is R$156.5million, of which R$14.3 million is classified as a possible risk of loss and R$142.2 million is classified as a remote risk of loss.

•	Malha Paulista – MS Teixeira Prumo Engenharia. Rumo’s subsidiary Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by the company Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to slavery. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions maintained by its subcontractors, and the dismissal agreements of such employees were approved by the Ministry of Labor, without any participation by Rumo. Moreover, a criminal investigation against Rumo in the matter was filed, which was later dismissed with the acquittal of Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutors’ Office filed a public civil action solely against Rumo, which Rumo is fully contesting. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages, as well as fines of R$100,000 per breach or per worker in the event of future labor breaches. Rumo has appealed to the Regional Appeal Court, but the appeal was dismissed. Rumo appealed again to the Superior Labor Court and the appeal is currently pending. In Rumo’s assessment, an adverse outcome in this lawsuit could result in losses of approximately R$26.9 million, and adversely affect Rumo’s reputation. The risk of loss in this proceeding is estimated as possible.

•	Brado Logística. This is an arbitration relating to the Brado Shareholders’ Agreement. Rumo may be required to either make payment of the amount under dispute (R$544 million as of December 31, 2017), or issue new shares in an amount corresponding to the amount involved, which may result in the dilution of its existing shareholders, including Cosan Logística. We estimate that the risk of Rumo being required to make payment of the amount involved is remote, but that the risk of us being required to issue new shares is possible. FI-FGTS is also a signatory to the Brado Shareholders’ Agreement and, although it is not a party to the proceedings involving the shareholders of Brado, it has been granted the same option as was granted to other parties to the Brado Shareholders’ Agreement. The exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of signing of the Brado Shareholders’ Agreement (entered on August 5, 2013). For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.”

•	Rumo Arbitration. Rumo is involved in a confidential arbitration in which indemnification claims in an amount of approximately R$430 million have been made by the plaintiff (a sugar trading company). The parties are awaiting the constitution of the arbitration tribunal. Rumo’s counsel has assessed the risk of loss as possible.

•	Lawsuits concerning the economic-financial balance of leasing and concession contracts. Rumo’s subsidiaries Malha Paulista and Rumo Malha Oeste S.A., or Malha Oeste, are parties to several lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed actions to collect unpaid installments of the leasing and concession contracts. Malha Paulista and Malha Oeste, in turn, filed their own lawsuits seeking the restoration of the economic-financial balance of the contracts. In both cases, the trial court rendered interlocutory decisions authorizing Malha Paulista and Malha Oeste to guarantee the maturing installments by letters of guarantee issued by financial institutions. The trial court ruled in Malha Oeste’s favor on December 19, 2014, and partially in Malha Paulista’s favor on October, 2015. The parties filed appeals against both decisions. The appeal of Malha Paulista was partially accepted, in order to guarantee the right to reimburse counsel involved for the fees incurred. As of the date of this annual report, the appeal regarding Malha Oeste is still pending the resolution of certain requests for clarification in connection with the Malha Paulista lawsuit. The aggregate payments alleged to be owed by Malha Paulista and Malha Oeste total R$2,597 million. Accordingly, an adverse outcome in either of these lawsuits could result in significant losses to Rumo. In particular, Malha Paulista and Malha Oeste would be required to pay the installments guaranteed by letters of guarantee. The risk of loss in these proceedings is estimated as possible.

•	Portofer lawsuit. The Federal Prosecutor’s Office filed public civil action against ALL and Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anticompetitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within the Port of Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anticompetitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. ALL and Malha Paulista presented a defense in connection to this case, arguing the maintenance of the current concession agreement. The court denied the injunction requested by the Federal Prosecutor’s Office. The risk of loss in these proceedings is estimated as possible.

•	Rumo/ALL Investigation. During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office (without being made available to the Company, in accordance with the terms of the engagement). At this time, we can neither predict the outcome of the internal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.”

•	Tax assessment notices. We have also received a number of tax assessment notices, including (i) an administrative tax assessment notice on amortization of goodwill expense, the possible amount of which is R$618.9 million, and which represents a possible risk of loss; (ii) a tax assessment notice related to goodwill amortization deductions from 2011 to 2012 in a possible amount of R$93.1 million; (iii) a tax assessment notice relating to exchange variation and interest incurred as the tax authorities understand that certain corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of perpetual bonds in order to reduce the positive result of exchange variation, the amount of which is R$76.4 million with a possible risk of loss. These three notices of infraction are being questioned at the administrative level; (iv) Cosan Lubrificantes has received an assessment notice drawn up for the collection of IRPJ and CSLL for the 2011 and 2012 calculation periods, for the exclusion of Net Income for the period, referring to the amortization of goodwill on the acquisition of investments valued by shareholders’ equity, the amount of which R$178.4 million with a possible risk of loss. This goodwill is the responsibility of Cosan Lubrificantes and was contributed to Raízen Combustíveis, and the assessment was a reflection of the assessment related to the period from 2009 to 2011.

•	Comgás tax assessment notice. Comgás has received a tax assessment notice in an amount of R$284.4 million in relation to income tax withheld at source (IRRF) on capital gains. As a result of certain contractual arrangements, this contingency is the responsibility of the former controlling shareholder of Comgás.

•	Goodwill Comgás. Comgás received a tax assessment notice on April 7, 2016 requiring Comgás to pay certain additional income tax and social contribution on net income arising in connection with the amortization of goodwill on certain investments in the 2013 to 2014 calculation periods. According to Comgás, the updated amount under discussion was R$939 million, including interest and a 150% fine, of which R$696.1 million was classified as a possible risk of loss and R$242.5 million is classified as a remote risk of loss as of December 31, 2017.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

•	Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and CSLL calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and CSLL calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain, (c) no inclusion, in the income tax and CSLL calculation basis, of gains earned in swap operations, and the absence of taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the CSLL calculation basis, using PIS and COFINS credits, and (e) improper exclusion from taxable income and CSLL calculation using deferred CSLL. A reduction in tax assessment resulted from a favorable CARF judgment that involved the cancellation of most tax requirements, since the classification for remote losses changed.

•	Malha Paulista has received a tax assessment notice relating to the absence of taxation of PIS and COFINS on revenues from mutual traffic and rights of passage invoiced against Malha Norte in the amount of R$33 million as of December 31, 2017. The chance of loss is considered possible as tax already has been collected by the concessionaire.

•	Malha Paulista had part of its IRPJ credit balance not accepted based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$72.5 million.

•	We are a party to certain legal proceedings related to INSS payment with a possible risk of loss, as follows: (a) proceedings regarding the legality and constitutionality of Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies that are now taxed, in an amount of R$365 million as of December 31, 2017; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity, in an amount of R$15 million as of December 31, 2017.

•	The Brazilian tax authorities issued tax assessments in 2011 and 2013 against Rumo concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on the disposal of equity interest in a Company of the same group, in an amount of R$512.1 million as of December 31, 2017.

•	Rumo has received an assessment relating to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$429.2 million as of December 31, 2017.

•	The tax authorities have partially rejected the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$110.1 million as of December 31, 2017. The probability of loss is considered possible, since the NOLs existed and were available for such use.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$766.1 million as of December 31, 2017.

Criminal Environmental Claims

Cosan, its subsidiaries and jointly-controlled entities are parties to seven criminal environmental lawsuits and are investigated in 26 environmental police inquiries in process in the States of São Paulo, Pará, Rio Grande do Sul, Mato Grosso do Sul, Paraná and Santa Catarina. The main crimes alleged would be noise pollution; contamination of soil and rivers; burning; deforestation of native forest; emission of pollutants into the atmosphere and irregular transport of dangerous products. Among these criminal environmental proceedings, five lawsuits have a possible chance of loss and could result in a penalty for Cosan; two lawsuits have a remote chance of loss; 24 lawsuits have a possible chance of loss; one police inquiry has a remote chance of loss; and in one police inquiry we are only named as interested parties because we reported the alleged criminal behavior.

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello

Mr. Rubens Ometto Silveira Mello, in his capacity as a representative of Usina da Barra S.A. – Açúcar e Álcool (the former corporate name of Raízen Energia), was named a defendant in a complaint filed on September 24, 2007 alleging the crimes of disobedience and pollution in connection with the burning of sugarcane by the company in contravention of a judicial decision in a public civil class action which banned this practice in the region. In a motion, Mr. Mello pleaded (1) the illegitimacy of his status as a defendant, given that he did not participate in the alleged conduct and was not the owner or lessor nor did he exercise control over the area in which the alleged conduct took place, (2) the fact that the alleged conduct does not constitute a crime, given that the notice regarding the prohibition against the burning of sugarcane was not given by the competent authority and (3) that the right to the controlled burning of sugarcane in the region was reestablished in the context of the public civil class action and that the allegations with regards to the crimes of disobedience and pollution should therefore be disregarded. The motion was granted in part in relation to the suspension of the criminal proceeding until the rendering of a final judgment in the public civil action. While the statute of limitations with respect to the crime of pollution was tolled, the statute of limitations with respect to the crime of disobedience was not suspended and has expired. Accordingly, the complaint with respect to the crime of pollution was remanded to the state authorities in order for the investigations in connection with crime of pollution to continue. As of the date of this annual report, this criminal proceeding remains suspended pending a final decision in the related public civil class action as to whether the crime of pollution was in fact committed. As of the date of this annual report, such final decision is still pending. In the event the criminal proceeding is permitted to advance, Mr. Mello will be subject to the applicable criminal penalties. In the opinion of counsel responsible for Mr. Mello’s defense, compelling legal arguments exist that would support dismissal of the charges against Mr. Mello, and the likelihood of a decision favorable to Mr. Mello is probable.

Mr. Rubens Mello and Mr. Guilherme Cerqueira

Mr. Cerqueira, an executive officer of Raízen Centroeste Açúcar e Álcool Ltda. (formerly known as Cosan Centro-Oeste Açúcar e Álcool Ltda.), and Mr. Mello, while an executive officer of Raízen Centroeste Açúcar e Álcool Ltda., were named defendants, together with Raízen Centroeste Açúcar e Álcool Ltda., in a complaint filed on July 20, 2011 alleging artificial price fixing of fuel and the formation of a cartel for the purpose of establishing regional market control. In their defense, Mr. Mello and Mr. Cerqueira maintain that their status as defendants in the proceeding is not proper given the lack of proof of their involvement in the alleged illicit acts. Mr. Mello and Mr. Cerqueira also maintain that the increase in the price of ethanol resulted solely from market forces (i.e., that the increase in the price of ethanol did not result from criminal conduct, but rather the lawful exercise of a recognized constitutional right of free enterprise). The claim was accepted and the criminal proceedings are currently in an initial phase. The defendants filed a motion of habeas corpus, which was partially granted on May 18, 2017 with regards to the crime of conspiracy but rejected with regards to the crime of cartel formation. Decision on the appeals is still pending. On February 21, 2018, the judge ordered a stay of the action and the cancellation of scheduled hearings pending a decision from the Brazilian Supreme Court of Justice (Supremo Tribunal de Justiça). In the event the criminal proceeding is permitted to proceed, Mr. Mello and Mr. Cerqueira may be subject to criminal penalties, including the inability to continue to serve as our directors or officers. In the opinion of counsel responsible for Mr. Mello and Mr. Cerqueira’s defense, the likelihood of a decision favorable to Mr. Mello and Mr. Cerqueira is probable.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on August 28, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. The criminal action is currently suspended and there is still an appeal pending with regards to the filing of the accusation. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish liability.

Mr. Marcelo Martins

Mr. Marcelo Eduardo Martins is a defendant in a criminal suit filed by the Public Prosecutor of the state of Bahia on July 4, 2016, regarding the crime of tax evasion for the alleged failure to pay ICMS by Votorantim Cimentos N/NE S/A prior to Mr. Martins joining Cosan. A reply to the indictment has already been filed and the case is being analyzed. The related tax enforcement is duly guaranteed by means of a bank guarantee letter. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

Mr. Ricardo Dell Aquila Mussa and Mr. Nelson Roseira Gomes Neto

Mr. Ricardo Dell Aquila Mussa and Mr. Nelson Roseira Gomes Neto are among the defendants in a criminal proceeding initiated by Nike International Ltd. and Nike do Brasil Comércio e Participações Ltda. in connection with alleged crimes against intellectual property and trademarks (as provided for in Brazilian law) relating to the alleged unauthorized use of a registered trademark, as well as the importing of products marked with brands illegally reproduced or copied from a third party (in each case, in their respective capacities prior to joining Raízen and Comgás, respectively). All defendants have already presented their respective defenses, and a favorable decision of acquittal was granted by a first instance court on November 13, 2017. The prosecution has appealed. According to counsel responsible for this lawsuit, the chance of a decision favorable to the defendants is probable.

Dividends and Dividend Policy

Dividend Rights

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from our subsidiaries. Our dividend policy is similar to the current dividend policy of our principal subsidiaries, Cosan S.A. and Cosan Logística. Brazilian corporate law requires that the by-laws of a Brazilian company specify a minimum percentage of the available income for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders as either dividends or interest attributable to shareholders’ equity. We intend to pay cash dividends, representing on an annual basis 25% of our annual consolidated net income, to holders of class A common shares and class B common shares in proportion to the number of shares held by them unless our board of directors has determined, in its discretion, that such distribution would not be advisable or appropriate in light of our financial condition or we are unable to meet applicable statutory solvency requirements under Bermuda law.

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

Cosan S.A. Dividend Policy

Brazilian corporate law and Cosan’s by-laws require that Cosan distributes annually to its shareholders a mandatory minimum dividend, unless Cosan’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan’s financial condition as reflected in Cosan’s consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporation Law. Under our by-laws, a minimum of 25% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

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

Brazilian Taxation

Dividends paid by Cosan to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. The only exception would be for amounts related to 2014 tax statements. In this case, considering new tax legislation enacted in May 2014, if the amounts calculated using the accounting criteria in force in December 2007 (i.e., without IFRS effects) exceed a certain exemption limit, they would be taxed at a rate of 25%. Cosan did not surpass the exemption limit.

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

Dividend Payments

On May 20, 2014, the board of directors approved the distribution of the intermediary dividend received by Cosan Limited from Cosan S.A. on May 20, 2014. The dividends were paid to shareholders for the fiscal year ended December 31, 2013 totaling U.S.$42,037,712.92, corresponding to U.S.$0.155299860 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On October 30, 2014, the board of directors approved the distribution of the intermediary dividend received by Cosan Limited from Cosan S.A. on October 30, 2014. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling U.S.$38,345,901.31, corresponding to U.S.$0.144870503 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On May 26, 2015, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. and Cosan Logística on May 26, 2015. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling U.S.$29,648,408.93, corresponding to U.S.$0.11201145 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On May 13, 2016, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. The dividends were paid to shareholders for the fiscal year ended December 31, 2015 totaling U.S.$24,052,065.65, corresponding to U.S.$0.09086851 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On May 8, 2017, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. The dividends were paid to shareholders for the fiscal year ended December 31, 2016 totaling U.S.$20,000,000.00, corresponding to U.S.$0.0755598 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Prior to August 16, 2007, no public market existed for our class A common shares. Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ.” The BDRs representing our class A common shares are listed on the B3 and trade under the symbol “CZLT33.”

On April 19, 2018, we submitted to the B3 a proposal relating to the discontinuation of our BDR program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). Once completed, we will take the requisite steps to complete our deregistration with the CVM and the delisting of our BDRs from the B3. The discontinuation of our BDR program is intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

The following information concerning the trading history of our class A common shares and BDRs representing our class A common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for either our class A common shares on the NYSE or BDRs representing our class A common shares on the B3. Actual future sales prices for our class A common shares and the BDRs are likely to be significantly different from their trading history.

The following table sets forth the high and low closing sales prices for our class A common shares on the NYSE and the BDRs representing our class A common shares on the B3 for the periods indicated.

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE
	High	Low
	(U.S.$ per common share)
Fiscal Year Ended March 31, 2013	21.31	11.29
Nine Months Ended December 31, 2013	20.95	13.20
Fiscal Year Ended December 31, 2014	14.66	6.18
Fiscal Year Ended December 31, 2015	8.06	2.75
Fiscal Year Ended December 31, 2016	9.33	2.69
Fiscal Year Ended December 31, 2017	10.13	5.69

Fiscal Quarter
First Fiscal Quarter 2015	8.06	6.22
Second Fiscal Quarter 2015	7.70	6.01
Third Fiscal Quarter 2015	6.12	2.75
Fourth Fiscal Quarter 2015	4.07	2.90
First Fiscal Quarter 2016	4.92	2.60
Second Fiscal Quarter 2016	6.51	4.55
Third Fiscal Quarter 2016	7.46	6.22
Fourth Fiscal Quarter 2016	9.29	6.92
First Fiscal Quarter 2017	9.33	7.33
Second Fiscal Quarter 2017	9.03	5.69
Third Fiscal Quarter 2017	8.41	6.32
Fourth Fiscal Quarter 2017	10.13	7.87

Month
October 2017	9.20	8.29
November 2017	9.44	7.87
December 2017	10.13	9.20
January 2018	11.53	10.09
February 2018	11.72	10.51
March 2018	11.76	10.19
April 2018 (through April 25, 2018)	10.78	9.83

Source:	Bloomberg

COSAN LIMITED BDRs REPRESENTING CLASS A COMMON SHARES; TICKER: CZLT33	B3
	High	Low
	(reais per BDR)
Fiscal Year Ended March 31, 2013	42.40	22.99
Nine-month Period Ended December 31, 2013	43.00	31.22
Fiscal Year Ended December 31, 2014	33.00	17.08
Fiscal Year Ended December 31, 2015	23.44	11.30
Fiscal Year Ended December 31, 2016	29.30	9.90
Fiscal Year Ended December 31, 2017	33.35	19.05

Fiscal Quarter
First Fiscal Quarter 2015	22.33	17.45
Second Fiscal Quarter 2015	23.44	18.50
Third Fiscal Quarter 2015	18.77	11.30
Fourth Fiscal Quarter 2015	15.60	11.70
First Fiscal Quarter 2016	17.84	9.90
Second Fiscal Quarter 2016	21.66	16.74
Third Fiscal Quarter 2016	24.55	20.49
Fourth Fiscal Quarter 2016	29.30	23.30
First Fiscal Quarter 2017	28.99	24.79
Second Fiscal Quarter 2017	28.05	19.05
Third Fiscal Quarter 2017	26.59	20.75
Fourth Fiscal Quarter 2017	33.35	25.79

Month
October 2017	29.70	25.79
November 2017	30.60	26.40
December 2017	33.35	29.90
January 2018	36.29	32.57
February 2018	38.30	35.05
March 2018	38.10	33.90
April 2018 (through April 25, 2018)	37.00	33.67

Source:	Bloomberg

On April 25, 2017, the reported closing sale price of our class A common shares on the NYSE and the BDRs representing our class A common shares on the B3 were U.S.$10.05 and R$35.09 per class A common share and BDR representing our class A common shares, respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our class A common shares are listed on the NYSE and trade under the symbol “CZZ.” The BDRs representing our class A common shares are listed on the B3 and trade under the symbol “CZLT33.”

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

Common Shares

Holders of class A common shares are entitled to one vote per share on all matters submitted to a vote of shareholders in general meeting. Holders of class B series 1 common shares or class B series 2 common shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders in general meeting, except as otherwise provided by our bye-laws.

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

Following the death of Mr. Rubens Ometto Silveira Mello or a determination by 66-2/3% of our board of directors based on the medical determination of two internationally recognized certified physicians that he is permanently mentally incapacitated, the beneficial ownership of class B series 1 common shares may be transferred from him to his immediate family members without resulting in the automatic conversion of those shares into class A common shares. So long as class B common shares are issued and outstanding, in the case of death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, the following actions or events will be subject to approval by a majority of the then independent members of our board of directors, in addition to any other approval of shareholders or members of our board required by Bermuda law or our bye-laws:

•	appointment of the chief executive officer of our company or any of its subsidiaries (including successors thereof);

•	changes to the core business strategy of our company or any of its subsidiaries;

•	change of name or corporate purpose of our company or any of its subsidiaries;

•	amendments to any rights of the class B series 1 common shares;

•	any recapitalization, stock split, combination, reclassification or similar action affecting equity interests in our company or any of its subsidiaries;

•	redemption, capital reduction or other acquisition for value of any shares of equity interests in our company or any of its subsidiaries;

•	any transaction or series of transactions resulting in a spin-off, delisting, merger, amalgamation, reorganization or combination of or by our company or any of its subsidiaries with, or any acquisition of, another person involving an amount in excess of U.S.$250 million;

•	any sale, lease, assignment, transfer or other disposition of assets valued, in the aggregate, in excess of U.S.$250 million;

•	any voluntary liquidation, reorganization, dissolution or winding-up of, or a voluntary filing for bankruptcy protection by our company or any of its subsidiaries;

•	the approval of the limit of the compensation of members of the board of directors or executive officers of our company or any of its subsidiaries;

•	the making of any investment in excess of U.S.$250 million other than investments in the ordinary course of business;

•	entering into any Joint Venture, partnership or any similar arrangement other than in the ordinary course of business;

•	any related-party transactions;

•	the incurrence of any liens on properties valued, in the aggregate, in excess of U.S.$250 million;

•	amendment of the provisions of any of the foregoing actions or events; and

•	agreeing to, or otherwise committing to take, any of the foregoing actions.

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

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited consolidated financial statements, which audited financial statements must be presented at the annual general meeting unless waived in accordance with the provisions of the Companies Act 1981. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public without charge. The register of shareholders is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than 30 days in a year in accordance with the procedure set out in the Companies Act 1981). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the general public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our bye-laws provide that our board of directors must consist of between five and eleven directors or such greater number as the board may determine. Our board of directors currently consists of twelve directors. Our bye-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules promulgated by (1) the U.S. Securities and Exchange Commission under the Exchange Act and (2) by the NYSE or any other principal securities exchange on which the class A common shares are so listed).

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

Our bye-laws provide that a director may be removed with or without cause by a majority of the other directors then in office. Our bye-laws also provide that a director may be removed for cause by the affirmative vote of the holders of a majority of the shareholder votes cast at a general meeting at which a quorum is present, provided that notice is given to the director of the shareholders’ general meeting convened to remove the director. A director may be removed without cause upon the affirmative vote of the holders of a majority of the aggregate voting power of the shares of the Company which carry the right to vote on all matters submitted to shareholders, provided that notice is given to the director of the general meeting convened to remove the director, which notice must contain a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. As long as a director has made a written request deposited at the registered office of the Company pursuant to the Companies Act 1981, a director is entitled to attend the general meeting and be heard at any general meeting called for his removal.

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

Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Modification of Rights

While we have more than one class of shares and more than one series of class B common shares, the rights attaching to any class or series, unless otherwise provided for by the terms of issue of the relevant class or series, may be modified with the consent in writing of the holders or the approval of the votes cast at a general meeting representing not less than 66 2/3% of the aggregate voting power of the shares in issue and not less than 75% of the aggregate voting power of the issued shares of that class or series, as the case may be. The quorum for any such general meeting will be two or more persons holding or representing by proxy one-third of the voting power of the issued shares of the class or series, as the case may be. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those new shares, vary the rights attached to existing shares.

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

Registrar or Transfer Agent

A register of holders of the class A common shares and class B common shares and any other issued share capital is maintained by Compass Administration Services Ltd. in Bermuda, and a branch register is maintained in the United States by Mellon Investor Services LLC, which serves as branch registrar and transfer agent.

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

On September 20, 2017, we entered into an indenture with U.S. Bank National Association as trustee, principal paying agent, transfer agent and registrar in connection with our 5.950% senior notes due 2024.

Except as described above, for the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

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

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

•	holding our common shares as part of a “straddle,” integrated transaction or similar transaction;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes;

•	a tax-exempt entity; or

•	a person that owns or is deemed to own 10% or more of our stock (by vote or value);

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the current composition of our income and the market value and composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2017. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our class A common shares are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The company, its subsidiaries and jointly-controlled entities are exposed to market risks, chief of which are: (1) credit risk; (2) liquidity risk; (3) commodities risk; (4) interest rate risk; and (5) foreign currency exchange rate risk. In order to manage its market risks, the Company has adopted policies and procedures which establish limits and monitor risk exposure and counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

The Company uses derivatives solely to manage market risk, especially commodity price and foreign exchange rate fluctuations. Although the value of these hedge instruments varies, these variations are usually offset by the value of the related hedged item. The parties to these agreements are mainly trade boards and trading companies in the case of futures, options and price setting, and major financial institutions in the case of foreign exchange derivatives and interest rate swaps. The company does not use derivatives or other hedge instruments for speculative purposes.

As a result, we do not believe that we are subject to any material credit risk arising from these contracts, and accordingly, we do not anticipate any material credit related losses.

Credit Risk

Credit risk is managed through specific rules concerning client acceptance which require credit rating checks and limits for customer exposure, applicable to all subsidiaries and jointly-controlled entities. Raízen Energia generally requires a letter of credit from a reputable bank for most of our sugar export sales. We do not believe that we are subject to any material credit risk and we do not anticipate any material credit-related losses. Management believes that any credit risk is covered by the allowance for doubtful accounts recorded in our statement of financial position.

Liquidity Risk

Liquidity risk arises where we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Please see note 32 to our audited consolidated financial statements for measures on which our management has been working to enable us to honor our commitments.

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

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2017. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk—Commodities Derivatives Opened as at December 31, 2017

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional	Notional	Fair value
					(unit)	(R$ thousand)
Future	Sold	NYSE LIFFE	Sugar#5	Feb-18	3,650t	104,534	(99)
Future	Sold	ICE	Sugar#11	Feb/18-Sep/18	1,724,081 t	1,937,041	30,717
Options	Sold	ICE	Sugar#11	Feb/18-Sep/18	601,360 t	22,750	(19,751)
Accumulator	Sold	OTC	Sugar#11	Feb/18-Sep/18	—	—	943

Sub-total of sugar future sold					2,329,091 t	2,064,325	11,810

Future	Purchased	NYSE LIFFE	Sugar#5	Feb-18	(3,650) t	(106,783)	(1)
Future	Purchased	ICE	Sugar#11	Feb/18-Feb/19	(1,507,205) t	(1,624,087)	41.517
Options	Purchased	ICE	Sugar#11	Feb/18-Sep/18	(413,964) t	(24,008)	15,321

Sub-total of sugar future purchased					(1,924,819) t	(1,754,878)	(56,837)

Sub-total of sugar					404,272 t	309,447	68,647

Future	Sold	B3	Ethanol	Jan/18-Mar/18	9,270 m³	17,121	(69)
Future	Sold	CHGOETHNL	Ethanol	Feb/18-Dec/18	75,768 m³	3,646	(7,510)
Future	Sold	NYMEX	Ethanol	Feb/18-Dec/18	89,880 m³	141,335	(3,575)
Options	Sold	CHGOETHNL	Ethanol	Feb/18-Dec/18	5,922 m³	(1)	1,304

Sub-total of ethanol future sold					180,840 m³	162,101	(9,850)

Future	Purchased	B3	Ethanol	Jan/18-Mar/18	(24,690) m³	(45,645)	123
Future	Purchased	CHGOETHNL	Ethanol	Jan/18-Oct/18	(183,288) m³	(2,062)	(12,863)
Future	Purchased	NYMEX	Ethanol	Jan/18-Dec/18	(84,000) m³	(131,943)	4,696
Options	Purchased	CHGOETHNL	Ethanol	Jan/18-Apr/18	(42) m³	(10)	(214)

Sub-total of ethanol future purchased					(292,020) m³	(179,660)	(8,258)

Physical fixed	Sold	CHGOETHNL	Ethanol	Jan/18-Feb/18	695 m³	1,090,469	9,637
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan-18	(1,205) m³	(1,612,976)	16,008

Sub-total of physical fixed					(510) m³	(522,507)	25,645

Sub-total of ethanol future					(111,690) m³	(540,066)	7,537

Future	Sold	NYMEX	Gasoline	Jan/18-Apr/18	304,167m³	433,937	(23,959)

Sub-total of future gas					304,167m³	433,937	(23,959)

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

As of December 31, 2017, 16%, or R$3,469.0 million (9.6%, or R$1,764.8 million as of December 31, 2016) of our consolidated total debt outstanding was fixed rate debt.

The majority of Cosan’s debt, except the jointly-controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. Most of our outstanding debt is linked to the CDI note. We have a substantial amount of marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2017, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$81.1 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2017.

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

A significant portion of the revenue of the jointly-controlled subsidiary Raízen Energia is U.S. dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against the U.S. dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

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

At December 31, 2017, our foreign exchange exposure, net was R$1,083 million (R$495.0 million in the fiscal year ended December 31, 2016) which were represented by forward, future, swap and put option contracts as disclosed in note 32 of our consolidated financial statements.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the U.S. dollar would increase our export sales by R$638 million per year, based on the level of our total export sales for the fiscal year ended December 31, 2017, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

U.S. dollar financial instruments outstanding at December 31, 2017:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Increase
	(in thousands of reais)
Denominated debt	8,919,712	8,919,712	891,971
Denominated receivables	(25,797)	(25,797)	(2,580)
Foreign exchange exposure, net	1,082,946	1,082,946	108,295

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2017, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO 2013.” Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2017.

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

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2017, has been audited by KPMG, an independent registered public accounting firm, whose attestation report on such matter appears on page F-3 of our audited financial statements.

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

Item 16C.	Principal Accountant Fees and Services

The following table describes the total amount billed to us by KPMG for services performed during the fiscal years ended December 31, 2017 and 2016:

	At December 31, 2017	At December 31, 2016
	(in thousands of reais)
Audit fees	5,450.9	4,857.0
Audit related fees	1,737.4	1,304.0
All other fees	169.3	31.0

Total consolidated audit fees	7,357.6	6,192.0

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-4.

Item 19.	Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

1.2	Bye-laws (incorporated by reference to Exhibit 3.2 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

2.1	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).

2.2	Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent. (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F for the year ended December 31, 2016).

2.3	Indenture dated September 20, 2017 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent.

4.1	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.2	Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).

4.3	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).

4.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).

4.5	Third Amendment to the Framework Agreement, dated as of March 21, 2012.

4.6	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011, and the Amendment and Restatement Agreement to the Joint Venture Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).

4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011, and its amendments dated as of December 26, 2013, December 19, 2014 and November 22, 2016 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).

4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).

4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).

4.12	Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics (incorporated by reference from our exhibit 11.1 to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3	Financial Statements for the fiscal years ended March 31, 2017, 2016 and 2014 of Raízen Energia and Raízen Combustíveis.**

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Since the fiscal year of these companies differ to those of Cosan Limited, the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Date:    April 27, 2018

Cosan Limited

Consolidated financial statements as of

December 31, 2017 and report of independent

registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2017

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2017, the Company’s internal control over financial reporting is effective.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

March 1, 2018

/s/ Marcos Marinho Lutz	/s/ Marcelo Eduardo Martins
Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

Report of independent registered public accounting firm

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar – Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 – CEP 04707-970 – São Paulo/SP – Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

To the Shareholders and the Board of Directors

Cosan Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cosan Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2015.

São Paulo, SP, Brazil

March 1, 2018

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	6	4,555,177	4,499,588
Marketable securities	7	3,853,343	1,291,580
Trade receivables	8	1,277,766	1,130,624
Derivative financial instruments	32	317,763	20,654
Inventories	11	663,061	630,752
Receivables from related parties	12	30,059	58,517
Income tax receivable		312,274	364,980
Other current tax receivable	9	327,410	178,856
Dividends receivable		13,466	144,160
Other financial assets	10	1,340,000	—
Other current assets		343,617	449,298

Total current assets		13,033,936	8,769,009
Trade receivables	8	44,654	54,806
Restricted cash	7	225,634	200,999
Deferred tax assets	23	1,636,080	1,490,002
Receivables from related parties	12	169,755	183,740
Income tax receivable		247,996	121,376
Other non-current tax receivable	9	778,820	739,849
Judicial deposits	24	766,107	714,684
Derivative financial instruments	32	844,450	730,426
Other non-current assets		472,753	835,730
Investments in associates	13	301,342	286,947
Investments in joint ventures	14	8,447,799	8,506,395
Property, plant and equipment	15	11,681,575	10,726,448
Intangible assets and goodwill	16	16,973,610	17,109,439

Total non-current assets		42,590,575	41,700,841

Total assets		55,624,511	50,469,850

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2017	December 31, 2016
Liabilities
Loans, borrowings and debentures	17	3,903,392	2,404,009
Leases	18	261,344	472,632
Real estate credit certificates		86,745	105,422
Derivative financial instruments	32	1,520	40,526
Trade payables	21	2,433,995	2,032,542
Employee benefits payable		291,080	238,159
Income tax payables		21,146	83,113
Other taxes payable	22	418,878	261,169
Concessions payables	19	27,413	27,662
Dividends payable		191,478	93,500
Payables to related parties	12	328,263	237,081
Deferred revenue		11,529	14,167
Other financial liabilities		382,702	203,303
Other current liabilities		662,835	415,782

Total current liabilities		9,022,320	6,629,067

Loans, borrowings and debentures	17	17,785,554	15,934,488
Leases	18	682,794	924,911
Real estate credit certificates		—	90,323
Preferred shareholders payable in subsidiaries	25	1,442,679	1,769,427
Derivative financial instruments	32	113,565	255,318
Trade payables	21	—	568
Other taxes payable	22	161,637	153,776
Provision for legal proceedings	24	1,348,157	1,268,564
Concessions payables	19	2,905,921	2,580,144
Post-employment benefits	33	485,459	441,480
Deferred tax liabilities	23	3,902,310	3,550,565
Deferred revenue		56,495	62,207
Other non-current liabilities		658,207	799,263

Total non-current liabilities		29,542,778	27,831,034

Total liabilities		38,565,098	34,460,101

Shareholders’ equity	26
Share capital		5,328	5,328
Additional paid-in capital		3,245,543	4,051,591
Accumulated other comprehensive loss		(394,212)	(480,454)
Retained earnings		3,182,098	2,695,998

Equity attributable to:
Owners of the Company		6,038,757	6,272,463
Non-controlling interests	13	11,020,656	9,737,286

Total shareholders’ equity		17,059,413	16,009,749

Total shareholders’ equity and liabilities		55,624,511	50,469,850

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2017	December 31, 2016	December 31, 2015
Net sales	28	13,582,463	12,518,139	12,355,536
Cost of sales	29	(9,232,210)	(8,317,490)	(8,645,653)

Gross profit		4,350,253	4,200,649	3,709,883

Selling expenses	29	(1,068,663)	(1,037,542)	(900,728)
General and administrative expenses	29	(935,290)	(1,000,734)	(911,666)
Other income (expenses), net	30	877,599	(116,302)	252,318

Operating expenses		(1,126,354)	(2,154,578)	(1,560,076)

Income before interest in earnings of investees and financial results		3,223,899	2,046,071	2,149,807

Interest in earnings of associates	13	17,162	(4,440)	7,978
Interest in earnings of joint ventures	14	985,090	1,570,132	695,165

Interest in earnings of investees		1,002,252	1,565,692	703,143
Finance expense		(3,704,515)	(3,673,356)	(2,637,317)
Finance income		870,739	1,102,918	576,614
Foreign exchange, net		(199,777)	997,109	(746,058)
Derivatives		282,054	(1,482,447)	622,295

Financial results, net	31	(2,751,499)	(3,055,776)	(2,184,466)
Profit before taxes		1,474,652	555,987	668,484

Income tax (expenses) benefits	23
Current		(134,517)	(228,634)	(167,665)
Deferred		(293,838)	166,932	198,075

		(428,355)	(61,702)	30,410

Profit from continuing operations		1,046,297	494,285	698,894
(Loss) profit from discontinued operation, net of tax		—	(35,262)	100,867

Profit for the year		1,046,297	459,023	799,761

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan		(24,121)	(87,037)	(28,897)
Taxes over actuarial loss on defined benefit plan		8,201	29,988	9,825
Gain on share subscription of subsidiary		9,000	6,000	—

		(6,920)	(51,049)	(19,072)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect		(50,085)	146,092	(169,904)
Gain (loss) on cash flow hedge in joint ventures		204,611	45,778	(224,874)
Changes in fair value of available for sale securities		3,459	(70)	—
Taxes		—	—	(4,563)

		157,985	191,800	(399,341)

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

Total other comprehensive income, net of tax		151,065	140,751	(418,413)

Comprehensive income—Continued operation		1,197,362	599,774	381,348

Comprehensive income—Discontinued operation		—	(124,629)	12,447

Total comprehensive income		1,197,362	475,145	393,795

Total net income attributable to:
Owners of the Parent		551,021	277,804	405,718
Non-controlling interests		495,276	181,219	394,043

		1,046,297	459,023	799,761
Total comprehensive income attributable to:
Owners of the Company		637,263	275,557	93,129
Non-controlling interests		560,099	199,588	300,666

		1,197,362	475,145	393,795
Basic (loss) earnings per share from:	27
Continuing operations		R$2.0951	R$1.2283	R$1.4409
Discontinuing operations		—	R$(0.1788)	R$0.0919

		R$2.0951	R$1.0495	R$1.5328
Diluted (loss) earnings per share from:	27
Continuing operations		R$2.0468	R$1.1577	R$1.3805
Discontinuing operations		—	R$(0.1780)	R$0.0919

		R$2.0468	R$0.9797	R$1.4724

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,068,564	5,795,383	7,615,003	13,410,386

Net profit for the year	—	—	—	405,718	405,718	394,043	799,761
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(140,777)	—	(140,777)	(84,428)	(225,205)
Foreign currency translation effects	—	—	(160,956)	—	(160,956)	(8,948)	(169,904)
Actuarial loss on defined benefit plan	—	—	(12,192)	—	(12,192)	(6,880)	(19,072)
Change in fair value of available for sale securities	—	—	1,336	—	1,336	6,879	8,215

Total comprehensive income for the year	—	—	(312,589)	405,718	93,129	300,666	393,795

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(3,847)	—	—	(3,847)	3,847	—
Dividends	—	—	—	(94,247)	(94,247)	(437,255)	(531,502)
Share-based payment transactions	—	7,628	—	—	7,628	5,033	12,661

Total contributions by and distributions to owners of the Company	—	3,781	—	(94,247)	(90,466)	(428,375)	(518,841)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	636	—	—	636	(10,838)	(10,202)
Business combination—ALL	—	118,937	—	—	118,937	2,820,416	2,939,353
Share buyback cost – Rumo	—	(3,901)	—	—	(3,901)	(21,340)	(25,241)

Transactions with owners of the Company	—	115,672	—	—	115,672	2,788,238	2,903,910

At December 31, 2015	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2016	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the year	—	—	—	277,804	277,804	181,219	459,023
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	28,746	—	28,746	17,032	45,778
Foreign currency translation effects	—	—	112,770	—	112,770	33,322	146,092
Actuarial loss on defined benefit plan	—	—	(22,839)	—	(22,839)	(34,210)	(57,049)
Investment property	—	—	(118,832)	118,832	—	—	—
Fair value of financial assets	—	—	(5,797)	5,797	—	—	—
Gain on share subscription of an subsidiary	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of available for sale securities	—	—	(46)	—	(46)	(24)	(70)

Total comprehensive income for the year	—	—	(2,247)	402,433	400,186	199,588	599,774

Contributions by and distributions to owners of the Company:
Share options exercised—Subsidiaries	—	23,684	—	—	23,684	13,643	37,327
Dividends—non-controlling interests	—	(8,106)	—	—	(8,106)	8,106	—
Dividends	—	—	—	(86,470)	(86,470)	(888,935)	(975,405)
Write-off of investment	—	—	—	—	—	(1,622,005)	(1,622,005)
Share-based payment transactions	—	6,949	—	—	6,949	4,672	11,621

Total contributions by and distributions to owners of the Company	—	22,527	—	(86,470)	(63,943)	(2,484,519)	(2,548,462)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	22,502	—	—	22,502	1,746,685	1,769,187

At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net profit for the year	—	—	—	551,021	551,021	495,276	1,046,297
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	127,994	—	127,994	76,617	204,611
Foreign currency translation effects	—	—	(42,055)	—	(42,055)	(8,030)	(50,085)
Actuarial loss on defined benefit plan	—	—	(7,445)	—	(7,445)	(8,475)	(15,920)
Gain on share subscription of subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	2,150	—	2,150	1,309	3,459

Total comprehensive income for the year	—	—	86,242	551,021	637,263	560,099	1,197,362

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,052,962	2,052,962
Dividends—non-controlling interests	—	(19,725)	—	—	(19,725)	19,725	—
Share options exercised—Subsidiaries	—	23,477	—	—	23,477	13,489	36,966
Dividends	—	—	—	(64,921)	(64,921)	(727,224)	(792,145)
Treasury shares acquired	—	(704,225)	—	—	(704,225)	—	(704,225)
Share-based payment transactions	—	55,478	—	—	55,478	8,180	63,658

Total contributions by and distributions to owners of the Company	—	(644,995)	—	(64,921)	(709,916)	1,367,132	657,216

Transactions with owners of the Company
Change of shareholding interest in subsidiary (Note 1)	—	(161,053)	—	—	(161,053)	(643,861)	(804,914)

At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Profit before taxes		1,474,652	555,987	668,484
Adjustments for:
Depreciation and amortization		1,938,393	1,735,332	1,178,124
Lease and concession		193,252	193,637	124,376
Interest in earnings of associates	13	(17,162)	4,440	(7,978)
Interest in earnings of joint ventures	14	(985,090)	(1,570,132)	(695,165)
Losses on disposals of assets		43,068	24,006	22,424
Share-based payments		52,016	11,621	12,661
Legal proceedings provision		172,351	97,435	58,956
Indexation charges, interest and exchange, net		2,861,772	3,188,277	2,405,117
Provisions for employee benefits		166,298	150,334	128,927
Allowance for doubtful accounts		31,838	27,226	17,328
Deferred revenue		(16,032)	(16,212)	—
Sales of credit rights	10	(1,039,966)	—	—
Other		(20,416)	(292,360)	(316,727)

		4,854,974	4,109,591	3,596,527
Changes in:
Trade receivables		(252,079)	(8,427)	64,600
Inventories		(40,224)	6,690	(200,034)
Recoverable taxes		(227,248)	247,628	(154,271)
Related parties		(1,215)	13,066	85,265
Trade payables		174,248	(138,690)	284,996
Other financial liabilities		90,966	(55,000)	63,152
Employee benefits		(121,540)	(127,487)	(68,938)
Provision for legal proceedings		(79,206)	(56,145)	(36,394)
Judicial deposits		(32,224)	(29,614)	(14,683)
Post-employment benefits		(30,617)	(30,262)	(29,312)
Income tax and other tax		(110,944)	(143,659)	(59,397)
Discontinued operation		—	70,087	22,844
Concessions payable		(111,922)	(107,729)	(68,212)
Other assets and liabilities, net		(24,868)	(114,661)	(135,581)

		(766,873)	(474,203)	(245,965)

Net cash generated by operating activities		4,088,101	3,635,388	3,350,562

Cash flows from investing activities
Capital contribution in associates		(15,320)	(22,802)	(54,640)
Non-controlling interest acquisition		—	(54,122)	—
Marketable securities		(2,331,232)	(626,279)	208,775
Restricted cash		(24,635)	59,162	(26,565)
Dividends received from associates		13,929	12,229	6,303
Dividends received from joint ventures		1,346,460	1,230,367	671,351
Discontinued operation		—	(13,934)	(27,839)
Put option exercised paid		—	(186,052)	—
Acquisition of subsidiary, net of cash acquired		(116,514)	—	103,044
Acquisition of property, plant and equipment, intangible assets and investments		(2,457,458)	(2,190,505)	(2,010,271)
Net cash from sale of discontinued operations		(689)	1,053,768	118,362
Related parties		—	11,338	—
Cash received on sale of fixed assets, and intangible assets		8,097	(189)	8,412

Net cash used in investing activities		(3,577,362)	(727,019)	(1,003,068)

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised	17	6,248,712	7,527,792	5,201,072
Amortization of principal on loans, borrowings and debentures	17	(3,839,633)	(7,203,109)	(3,901,237)
Payment of interest on loans, borrowings and debentures	17	(1,602,034)	(1,449,181)	(1,195,814)
Derivative financial instruments		(274,701)	(373,608)	581,753
Amortization of principal on financing leases		(348,114)	(413,267)	(289,606)
Payment of interest on financing leases		(283,430)	(330,452)	(166,760)
Real estate credit certificates		(129,503)	(128,932)	(99,381)
Proceeds from issuing shares		2,030,212	1,979,174	—
Related parties		—	—	(3,806)
Non-controlling interest subscription		20,375	28,764	—
Discontinued operation		—	(53,272)	—
Dividends paid		(1,089,840)	(1,440,544)	(656,669)
Acquisition of non-controlling interest		(554,045)	—	—
Payments to redeem entity’s shares		(780,931)	—	(12,186)
Share options exercised—subsidiaries		37,184	37,327	—

Net cash used in financing activities		(565,748)	(1,819,308)	(542,634)

(Decrease) increase in cash and cash equivalents		(55,009)	1,089,061	1,804,860

Cash and cash equivalents at beginning of the year		4,499,588	3,505,824	1,649,340

Effect of exchange rate fluctuations on cash held		110,598	(95,297)	51,624

Cash and cash equivalents at end of the year		4,555,177	4,499,588	3,505,824

Supplemental cash flow information
Income taxes paid		90,099	83,376	102,326

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (“B3”) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 58.21% and 72.53% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – Comgás (“Comgás”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Stanbridge Group Limited (“Stanbridge”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay and European market, and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the European and Asian market and corporate activities (“Moove”); and (iv) Other investments, in addition to the corporate structures of the Company (“Cosan Corporate”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On September 30, 2016 the Company disclosed a material fact stating that it has signed a Share Purchase Agreement with Mansilla Participações Ltda. (Vehicle TIAA—Teachers Insurance and Annuity Association of America), also a shareholder of the company Radar and Radar II. In the material fact, the Company sold part of its shares of Radar and Radar II for the amount of R$ 1,053,768 received on November 4, 2016.

The subsidiary Cosan S.A. and Shell International Petroleum Company Limited (“Shell”) finalized the discussions regarding the cancellation and replacement of options to buy and sell shares issued by Raízen Energia S.A. and Raízen Combustíveis S.A., whose exercise was dated to 2021 and 2026, and concluded an addendum to the relevant contracts in force.

The changes agreed between Cosan S.A and Shell aim to strengthen the partnership in Raízen in the long term. The Parties also agreed to renew the “lock-up” period for a further five years, as of the date hereof. At the end of this period, the Parties may sell shares issued by Raízen, taking into account the rules regarding the exercise of the applicable preemptive right.

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo S.A (“Rumo”), exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A in pursuant to the shareholders agreement entered into in 2010, subsequently added, between Cosan Logística, TPG VI, GIF, Cosan S.A and the Company. Cosan S.A and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

On December 12, 2017, the Company finalized the put option with Shell related to Comgás shares and bought the total of 21,805,645 shares, which represents 16.77% of Comgás share capital for R$ 1,041,960. As part of the payment, the Company delivered 17,187,937 common shares issued by Cosan S.A., representing 4.21% of the capital stock, plus a cash outflow of R$ 208,650. Additionally, was recognized accounts payable referring to the second installment to be settled within one year after the closing of the operation in the amount of R$ 208,650 plus the interest rate of 3% per year.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As a result of this transaction, the Company’s shareholders’ equity was reduced by R$ (475,846), of which R$ 2,036 was attributed to the controlling shareholders and R$ (477,882) was attributed to non-controlling shareholders. The purchase price represents fully the economic value of the transaction between the Company and Shell.

2	Basis of preparation

2.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2018.

Certain amounts of the comparative balances, in the statements of profit or loss, statements of cash flows and in the notes 9, 11, 12, 13, 17, 18, 20, 22, 23 and 31, were reclassified to improve the level of details of disclosures in the financial statements. These reclassifications had inconsequential impacts on the Company´s financial statements.

2.2	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (U.S.$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar or the Pound Sterling (GBP).

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

The Company does not recognize a margin on the infrastructure construction.

Subject to approval of the Granting Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Granting Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations to be calculated at the time. Currently the figures for compensation are not predetermined or determinable, which is why the Company did not apply the bifurcated model for the accounting of financial assets.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions, as disclosed in note 16.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The subsidiary Rumo has a concession rights generated in the business combination of ALL, which was fully allocated to Rumo Malha Norte concession and amortized on the straight-line method based on estimated useful lives of intangible assets, from the date on which these are available for use.

•	Note 18 – Operating lease commitments

The Company contracted commercial leases of locomotives and wagons. The classification of the lease as operational or financial is determined based on an evaluation of the terms and conditions of the contracts. The Company identified the cases in which it assumes substantially all the risks and benefits of ownership of the said assets, recording such cases as a financial lease.

•	Note 23 – Income taxes and social contribution

A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to realize such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with future tax planning strategies.

•	Other non-current assets

The subsidiary Comgás has natural gas supply contracts with specific characteristics, such as minimum withdrawal obligations by the Comgás (take or pay for commodity and ship or pay for transportation), that is, if Comgás consumes below contractual obligations, it must make payment of the differences between the volume consumed and the minimum contracted volumes, and may compensate them (through consumption) over the period of validity of the respective contract, provided that consumption exceeds the contracted minimum quantity. In addition, the supplier allows in contractual clause that there is recovery of the volume eventually accumulated for the term of 365 days after the termination of the contracts.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Therefore, it is currently forecast to recover all the cumulative volume since, during the recovery period provided for in the agreement, there will be no new accumulation related to the minimum commitments contracted for this period. Given the recoverable nature of this inventory, the amounts paid and not used were recognized in assets under “Paid and unused transportation.”

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

•	Note 33 – Post-employment benefits

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

•	Note 34 – Share-based payments

The Company measures employees’ share-based compensation cost by referencing the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option or stock grant, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

•	Note 24 – Provisions for legal proceedings

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 14—Investment in joint ventures

The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint ventures and the Company recognizes its interest in the joint ventures using the equity method as described in Note 14.

Measurement of fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of the accounting practices adopted in Brazil and the international standards IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	financial instruments at fair value through profit or loss;

•	derivative financial instruments at fair value through profit or loss;

•	loans measured at fair value through profit or loss;

•	available-for-sale financial assets are measured at fair value;

•	contingent consideration assumed in a business combination;

•	employee’s defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 33).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated financial statements.

3.1	Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	December 31, 2017	December 31, 2016
Directly owned subsidiaries
Cosan Logística S.A.	72.53%	72.42%
Cosan S.A. Indústria e Comércio (i)	58.21%	62.29%
Interest of Cosan S.A. in its subsidiaries
Companhia de Gás de São Paulo – Comgás (i)	79.87%	62.66%
Cosan Biomassa S.A. (ii) | (iv)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited (iv)	100.00%	100.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Airport Energy Limited (v)	100.00%	—
Airport Energy Services Limited (v)	100.00%	—
Wessesx Petroleum Limited (v)	100.00%	—
Stanbridge Group Limited (v)	100.00%	—
Cosan Lubrificantes e Especialidades S.A. (iv)	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan U.S., Inc.	100.00%	100.00%
Rumo S.A. (iii)	1.71%	0.86%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017	December 31, 2016
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.37%
Logispot Armazéns Gerais S.A.	14.52%	14.47%
Elevações Portuárias S.A.	28.47%	28.37%
Rumo Luxembourg Sarl	28.47%	28.37%
Rumo Intermodal S.A.	28.47%	28.37%
Rumo Malha Oeste S.A.	28.47%	28.37%
Rumo Malha Paulista S.A.	28.47%	28.37%
Rumo Malha Sul S.A.	28.47%	28.37%
Rumo Malha Norte S.A.	28.33%	28.22%
Boswells S.A.	28.47%	28.37%
Brado Holding S.A.	28.47%	28.37%
ALL Serviços Ltda.	28.47%	28.37%
ALL Argentina S.A.	28.47%	25.81%
Paranaguá S.A.	28.47%	28.32%
ALL Rail Management Ltda. (vi)	—	14.19%
ALL Armazéns Gerais Ltda.	28.47%	28.37%
Portofer Ltda.	28.47%	28.37%
Brado Logística e Participações S.A.	17.71%	17.65%
Brado Logística S.A.	17.71%	17.65%
ALL Mesopotâmica S.A.	20.09%	20.02%
ALL Central S.A.	20.94%	20.87%
Servicios de Inversion Logistica Integrales S.A.	28.47%	—
PGT S.A.	28.47%	28.37%

(i)	As of June 30, 2017, the Company increased its interest, in Comgás to 63.11% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 20, 2017, of the subsidiary Comgás. As a consequence, a loss in shareholders’ equity was recognized in the total amount of R$ 6,690.

According to the event stated in the note 1 Cosan S.A. increased its interest in Comgás from 63.11% to 79.87%

According to the event stated in the note 1 Company decreased its interest in Cosan S.A. from 62.29% to 58.21%

(ii)	The Company recorded in the year ended December 31, 2017, a put option for the repurchase of shares of non-controlling shareholders, according to the shareholder agreement.
(iii)	The direct subsidiary Cosan S.A. has a financial investment of 26,732,274 shares of Rumo S.A., which is an indirect subsidiary of the Company. Therefore, for the consolidated financial statements of the Company, the interest of 1.71% (0.86% stake as of December 31, 2016) in the share capital of Rumo S.A. is recognized as an equity investment.
(iv)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 92,823 as of December 31, 2017, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.
(v)	Interest acquired in the companies during the year 2017.
(vi)	On December 22, 2017, Rumo S.A. sold the interest on ALL Rail Management Ltda. to Qualytpar Participações S.A.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Business combinations

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

For each business combination, the Company elects to measure any non-controlling interests in the acquisition either:

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

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees.” Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage of interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income.”

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 14).

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Translation effects have been recognized in shareholders’ equity in “Cumulative translation adjustment.”

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

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (U.S.$) was R$ 3.3080 at December 31, 2017, R$ 3.2591 at December 31, 2016 and R$ 3.9048 at December 31, 2015.

3.3	Financial instruments

(i)	Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables.

a)	Financial assets at fair value through profit or loss

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

i.	Marketable securities

Investments in securities with a maturity date greater than three months at the date of purchase and other securities for which there is more than an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, restricted cash , trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

c)	Available-for-sale financial assets

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

The Company classifies non-derivative financial liabilities, except contingent consideration, as other financial liabilities. Such financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	Fair value hedge

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the statement of profit or loss, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the statement of profit and loss as “Financial expenses.” The gain or loss related to the ineffective portion is recognized in the statement of profit or loss as “Other gains (losses), net.” Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the statement of profit or loss as “Financial expenses.”

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

Inventory is recorded at the lower of average cost of acquisition or production and net realizable value, whichever the less.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.33% to 8%
Permanent railways	4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

Costs of normal periodic maintenance are recorded as expenses when incurred when the components will not improve the production capacity or introduce improvements to the equipment.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed annually and adjusted prospectively. During the fiscal year ended December 31, 2017, the subsidiary Rumo S.A. conducted a useful life review of a group of approximately 200 locomotives allocated to the logistics segment. Locomotives comprise individual components with different useful lives, and the review resulted in a reduction of useful lives of some components to reflect the time that the subsidiary Rumo intends to use those components through its economic life. The new useful life was applied starting from January 1st 2017.

Depreciation methods such as useful lives and residual values are reviewed at each year-end, or when there is significant change without an expected consumption pattern, such as relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

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

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Concession rights generated in the business combination of ALL was fully allocated to the Rumo Malha Norte concession and amortized on a straight-line basis.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The accounting for modification on plans depends on whether the modification changes the classification of the arrangement and whether the changes are beneficial to the counterparty.

If a modification increases the number of equity instruments granted, then the entity recognizes the fair value of the additional equity instruments measured at the date of modification. The additional share-based payment cost is attributed over the period from the date of modification to the end of the vesting period of the additional equity instruments.

Cancellations or settlements of equity-settled share-based payments during the vesting period by the entity or by the counterparty are accounted for as accelerated vesting; therefore, the amount that would otherwise have been recognized for services received is recognized immediately.

•	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience with similar operation, the unbilled estimated amount will not significantly differ from actual amounts.

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

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The indirect subsidiary Rumo Malha Norte has a fiscal incentive whose benefit includes a reduction of 75% on income tax based on operation profit beginning in 2008 until 2024.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

3.15	Cash flow

•	Non-cash transaction

During the year ended December 31, 2017, the Company made the following transactions not involving cash and therefore not reflected in the consolidated statement of cash flows:

(i)	Forward purchase of property, plant and equipment in the amount of R$105,102.

•	Disclosure of interest and dividends

(i)	The Company disclosures the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

(ii)	Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

4	New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

a)	Estimated impact of the adoption of IFRS 15 and IFRS 9

The Company estimated the impact of the adoption of IFRS 15—Revenue from Contract with Customers and IFRS 9—Financial Instruments on equity on January 1, 2018, based on valuations carried out up to the date of issuance these statements. The actual impacts of adopting the standards on January 1, 2018 may be different as the Company did not finalize the testing and evaluation of controls on these new standards and the new accounting policies are subject to change until the Company presents its first statements including the date of initial application.

The main components of the estimated adjustment are as follows:

i)	recognition of incremental costs to obtain contract and customer payment to be paid; and

ii)	impairment losses on financial assets.

b)	IFRS 15—Customer Contract Revenue

IFRS 15 includes as a fundamental principle the recognition of revenue when goods or services are transferred to customers at the transaction price. Revenue is recognized according to this principle by applying a 5 step model:

•	Step 1: Identify the contracts with the client;

•	Step 2: Identify the performance obligations defined in the contract;

•	Step 3: Determine the price of the transaction;

•	Step 4: Allocate the price of the transaction to the performance obligations provided for in the agreement; and

•	Step 5: Recognize revenue when (or as) the entity meets each performance obligation.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

IFRS 15 introduces a comprehensive framework to determine whether and when revenue is recognized, and how much revenue is received. IFRS 15 replaces current revenue recognition standards.

The Company recognizes revenues from the following main sources:

(i)	Sale of products

The Company recognizes sales revenues upon delivery to the customer. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred. Revenue is recognized at this time as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products.

In accordance with IFRS 15, revenue must be recognized when the customer obtains control of the products. For contracts with customers where the sale is generally expected to be the only execution obligation, the adoption of IFRS 15 should have no impact on revenue and results. The Company expects revenue recognition to occur at a time when control of the good is transferred to the customer, usually at the time of delivery of the goods.

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma, as well as the production and distribution of biomass pellets. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. Although IFRS 15 requires that the transaction price be allocated to different performance obligations based on the independent selling price, Management does not expect the allocation of revenues from the sale of lubricants and services rendered to be significantly different from that currently practiced, in which revenues are identified, measured and recorded separately.

(ii)	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. Based on the Company’s assessment, the fair value and selling prices of individual services are broadly similar. Therefore, the Company does not expect the application of IFRS 15 to result in significant differences in the recognition of revenue for these services.

(iii)	Other effects

a)	Incremental cost to obtain contracts

The Company has identified certain lubricant sales agreements that contain commission clauses. These clauses are under evaluation that are included as incremental costs associated with contract acquisition and are expressly chargeable to the customer. In the Company’s evaluation, when IFRS 15 is adopted, certain contracts may be recognized as assets due to the incremental cost of obtaining a customer agreement. These will be amortized on a systematic basis consistent with the transfer of the goods or services to the customers. On December 31, 2017, the amount of R$ 39,275 related to sales commissions was recognized as selling expenses.

The Company was presenting expenses related to contracts as sales expenses

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Disposal of non-financial assets

The recognition and measurement requirements in IFRS 15 also apply to the recognition and measurement of any gains or losses on the disposal of non-financial assets (such as property, plant and equipment and intangible assets), when such disposal does not occur in the normal course of business. However, there is no expectation that the effect of these changes will be material to the Company.

(iv)	Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than those contained in the current IFRS. The presentation requirements represent a significant change from the current practice and significantly increase the volume of disclosures required of the Company’s financial statements. Many of the disclosure requirements of IFRS 15 are new and the Company has assessed that the impact of some of them will be significant. In particular, the Company expects the explanatory notes to the financial statements to require expansion due to the disclosure of significant judgments made. These include determining the timing of the transaction price of contracts that include variable consideration, as the transaction price has been attached to the performance obligation and the assumptions used to estimate the individual selling prices of each performance obligation. In addition, as required by IFRS 15, the Company will disaggregate the recognized revenues from contracts that include the sale of both goods and services. In 2017, the Company continued to test the internal controls, policies and procedures required to collect and disclose the information required.

(v)	Transition

The Company plans to adopt IFRS 15 using the cumulative effect method, with initial application of the standard at the initial date (January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15 to the comparative period presented.

The Company plans to use the practical expedients for concluded contracts. This means completed contracts that have commenced and ended in the same comparative presentation period, as well as contracts that concluded at the beginning of the earliest period presented, will not be restated.

c)	IFRS 9—Financial Instruments

In July 2016, the IASB International Accounting Standards Board issued the final version of IFRS 9—Financial Instruments which replaces IAS 39—Financial Instruments: Recognition and Measurement and all previous versions of IAS 39. The new standard brings together the three aspects of the accounting of financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for fiscal years beginning on or after January 1, 2018, without prior application permission. With the exception of hedge accounting, retrospective application is necessary, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the effective date required and will not restate comparative information. In 2017, the Company conducted a detailed impact assessment of the three aspects of IFRS 9. This evaluation is based on information currently available and may be subject to changes arising from reasonable and bearable information being made available by the Company in 2018, when it adopts IFRS 9. In general, the Company does not foresee any significant impact on the financial statements or shareholders’ equity, except for the effect of applying the impairment requirements of IFRS 9. The Company expects an increase in loss provisions resulting in a negative impact on shareholders’ equity as discussed below. In addition, the Company will implement changes to the classification of certain financial instruments.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

i)	Classification and measurement of financial assets

The Company does not expect a significant impact on its balance sheet or equity in applying the classification and measurement requirements of IFRS 9. We expect to continue to measure at fair value all financial assets currently held at fair value. Equity instruments, currently held for sale, with gains and losses recorded in profit or loss, will continue to be measured at fair value through profit or loss.

Loans and receivables are held by the Company to obtain contractual cash flows and should generate cash flows representing only payments of principal and interest. The Company analyzed the contractual cash flow characteristics of these instruments and concluded that they meet the amortized cost criteria in accordance with IFRS 9. Therefore, the reclassification to these instruments will not impact the balance sheet or equity.

The Company has assessed the impacts of gains and losses on financial liabilities attributable to its own risk and has not identified deviations that will result in an accounting for comprehensive income.

ii)	Impairment – Financial Assets and Contractual Assets

IFRS 9 requires the Company to record the expected credit losses on all of its debt securities and trade accounts receivable, whether in 12 months or throughout the asset’s life. However, the Company has adopted the more simplified approach and will measure the expected credit losses over a lifetime because the trade accounts receivable and contractual assets do not represent a significant financing component. The provision will be determined by applying the percentage of expected losses on the financial assets to the overdue amounts and overdue loans that may impact the amount of provisioning expense for losses.

The estimated losses were calculated based on the actual experience of credit loss in recent years, and from observing the current conditions and forecasting future economic conditions.

The Company holds investments in debt instruments classified as securities, which are part of investment fund quotas measured at fair value through profit or loss. Therefore, no credit risk analysis of these assets is required.

iii)	Hedge accounting

The Company has determined that all existing hedge relationships currently designated as effective hedging relationships will continue to qualify for hedge accounting in accordance with IAS 39. The Company has elected not to retrospectively apply IFRS 9 in the transition to the hedges where the Company excluded the items of progress of the hedge designation in accordance with IAS 39. As IFRS 9 does not change the general principles of how an entity responds to effective hedges, the application of the requirements of hedge of IFRS 9 will not have a significant impact on the Company’s financial statements.

iv)	Other adjustments

In addition to the adjustments described above, associated with the adoption of IFRS 9, other items in the financial statements, such as deferred taxes, assets held for sale and liabilities associated with them, investments in associates and joint ventures will be adjusted as necessary. Foreign exchange differences in the conversion of foreign operations will also be adjusted.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

d)	IFRS 16 Leases

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

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entities that apply IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo will recognize new assets and liabilities for its operating leases. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

- Retrospective approach; or

- Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical expedients and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

e)	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

IFRIC states that the date of the transaction for the purpose of determining the exchange rate should be the date on which the entity initially recognizes the non-monetary asset or liability arising from the payment or early receipt.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

This interpretation takes effect for annual periods beginning on or after January 1, 2018. The initial adoption is permitted retrospectively, or prospectively.

Management conducted the analysis of the impacts of the initial adoption of IFRIC 22 and considered them to be immaterial. Thus, whether the adoption will be carried out prospectively or retrospectively is still being determined.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and that are expected to have a material impact on the Company.

5    Operating segments

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

(iv)    Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

(v)    Moove: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark.

Reconciliation

(i)    Cosan Corporate: other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects IFRS 11.”

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	13,152,678	72,789,148	5,537,857	2,129,522	5,946,349	3,441	(85,941,826)	(34,706)	13,582,463	7,670,777	5,946,349
Domestic market	6,995,061	72,789,148	5,537,857	1,543,758	5,939,765	3,441	(79,784,209)	(34,706)	12,990,115	7,085,013	5,939,765
External market	6,157,617	—	—	585,764	6,584	—	(6,157,617)	—	592,348	585,764	6,584
Cost of sales	(10,907,652)	(68,875,292)	(3,492,375)	(1,545,657)	(4,220,988)	(7,896)	79,782,944	34,706	(9,232,210)	(5,045,884)	(4,220,988)
Gross profit	2,245,026	3,913,856	2,045,482	583,865	1,725,361	(4,455)	(6,158,882)	—	4,350,253	2,624,893	1,725,361
Selling expenses	(803,157)	(1,345,847)	(652,901)	(386,705)	(28,846)	(211)	2,149,004	—	(1,068,663)	(1,039,817)	(28,846)
General and administrative expenses	(618,064)	(455,743)	(344,990)	(94,002)	(285,409)	(210,889)	1,073,807	—	(935,290)	(597,430)	(285,409)
Other income (expense), net	(107,953)	312,187	(26,422)	(3,679)	(3,304)	911,004	(204,234)	—	877,599	880,983	(3,304)
Financial results	129	(359,767)	(225,541)	(54,370)	(1,665,842)	(805,746)	359,638	—	(2,751,499)	(898,394)	(1,665,842)
Finance expense	(905,213)	(251,038)	(623,924)	(46,250)	(1,900,092)	(1,134,580)	1,156,251	331	(3,704,515)	(1,728,300)	(1,900,092)
Finance income	681,362	134,904	398,758	17,805	261,661	192,845	(816,266)	(331)	870,738	728,598	261,661
Foreign exchange losses, net	(54,866)	(105,513)	(11,501)	(7,478)	(127,508)	(53,290)	160,379	—	(199,777)	(81,201)	(127,508)
Derivatives	278,846	(138,120)	11,126	(18,447)	100,097	189,279	(140,726)	—	282,055	182,509	100,097
Interest in earnings of associates	(54,544)	—	—	(7,665)	4,243	1,112,654	54,544	(1,092,070)	17,162	12,930	4,243
Interest in earnings of joint ventures	—	—	—	—	—	985,090	—	—	985,090	985,090	—
Income tax expense benefit	(78,937)	(615,806)	(235,972)	(20,141)	(10,215)	(162,027)	694,743	—	(428,355)	(457,725)	(10,215)

Profit (loss) from continuing operations	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297	1,510,530	(264,012)
Total net income attributable to:
Owners of the Company	582,500	1,389,260	364,455	17,303	(79,515)	1,818,468	(1,971,760)	(1,569,690)	551,021	1,315,324	(79,515)
Non-controlling interests	—	59,620	195,201	—	(184,497)	6,952	(59,620)	477,620	495,276	195,206	(184,497)

	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297	1,510,530	(264,012)
Other selected data:
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393	596,687	1,341,687
EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544	3,463,336	2,753,732
Additions to PP&E, intangible and biological assets	2,226,162	853,975	352,958	48,612	2,045,390	10,498	(3,080,137)	—	2,457,458	408,489	2,045,390
Reconciliation of EBITDA:
Profit (loss) for the period	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297	1,510,530	(264,012)
Income tax and social contribution	78,937	615,806	235,972	20,141	10,215	162,027	(694,743)	—	428,355	457,725	10,215
Financial result, net	(129)	359,767	225,541	54,370	1,665,842	805,746	(359,638)	—	2,751,499	898,394	1,665,842
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393	596,687	1,341,687

EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544	3,463,336	2,753,732

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	13,133,737	68,143,047	5,657,246	—	1,883,674	5,014,555	873	(81,276,784)	(38,209)	12,518,139	7,541,792	5,014,555
Domestic market	6,106,330	68,143,047	5,657,246	—	1,447,794	4,772,057	873	(74,249,377)	(38,209)	11,839,761	7,105,912	4,772,057
External market	7,027,407	—	—	—	435,880	242,498	—	(7,027,407)	—	678,378	435,880	242,498
Cost of sales	(9,967,530)	(64,445,939)	(3,174,134)	—	(1,398,751)	(3,769,147)	(13,667)	74,413,469	38,209	(8,317,490)	(4,586,551)	(3,769,147)
Gross profit	3,166,207	3,697,108	2,483,112	—	484,923	1,245,408	(12,794)	(6,863,315)	—	4,200,649	2,955,241	1,245,408
Selling expenses	(732,680)	(1,303,338)	(670,557)	—	(362,045)	(4,649)	(291)	2,036,018	—	(1,037,542)	(1,032,893)	(4,649)
General and administrative expenses	(567,400)	(447,762)	(332,349)	—	(72,567)	(342,961)	(252,857)	1,015,162	—	(1,000,734)	(570,465)	(342,961)
Other income (expense), net	(15,249)	844,257	(26,437)	—	7,523	(539)	(96,849)	(829,008)	—	(116,302)	(115,764)	(539)
Financial results	531,049	(584,487)	(263,169)	—	(77,301)	(1,673,482)	(1,147,709)	53,438	105,885	(3,055,776)	(1,307,869)	(1,673,482)
Finance expense	(918,912)	(273,874)	(730,422)	—	(49,102)	(1,951,393)	(1,048,324)	1,192,786	105,885	(3,673,356)	(1,720,365)	(1,951,393)
Finance income	653,670	233,453	466,646	—	4,928	302,371	328,973	(887,123)	—	1,102,918	799,912	302,371
Foreign exchange losses, net	(57,951)	750,939	223,943	—	47,288	76,082	649,796	(692,988)	—	997,109	1,001,581	76,082
Derivatives	854,242	(1,295,005)	(223,336)	—	(80,415)	(100,542)	(1,078,154)	440,763	—	(1,482,447)	(1,388,997)	(100,542)
Interest in earnings of associates	(68,641)	(310)	—	—	(9,755)	8,381	1,066,818	68,951	(1,069,884)	(4,440)	(12,819)	8,381
Interest in earnings of joint ventures	—	—	—	—	—	—	1,570,132	—	—	1,570,132	1,570,132	—
Income tax expense benefit	(658,860)	(673,099)	(369,966)	—	(553)	34,513	310,305	1,331,959	(36,001)	(61,702)	(60,213)	34,513

Profit (loss) from continuing operations	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Profit from discontinued operation, net of tax	—	—	—	69,261	—	—	(123,386)	—	18,863	(35,262)	(35,261)	—
Total net income attributable to:
Owners of the Company	1,654,338	1,476,244	514,228	21,664	(29,775)	(206,694)	1,313,369	(3,130,582)	(1,334,988)	277,804	1,036,086	(206,694)
Non-controlling interests	88	56,125	306,406	47,597	—	(526,635)	—	(56,213)	353,851	181,219	354,003	(526,635)

	1,654,426	1,532,369	820,634	69,261	(29,775)	(733,329)	1,313,369	(3,186,795)	(981,137)	459,023	1,390,089	(733,329)
Other selected data:
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019
EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659
Additions to PP&E, intangible and biological assets	2,001,509	797,009	438,366	—	41,557	1,699,226	11,356	(2,798,518)	—	2,190,505	491,279	1,699,226
Reconciliation of EBITDA:
Profit (loss) for the period	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Income tax and social contribution	658,860	673,099	369,966	—	553	(34,513)	(310,305)	(1,331,959)	36,001	61,702	60,213	(34,513)
Financial result, net	(531,049)	584,487	263,169	—	77,301	1,673,482	1,147,709	(53,438)	(105,885)	3,055,776	1,307,869	1,673,482
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019

EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	11,080,849	61,412,966	6,597,017	—	1,751,728	4,037,923	436	(72,493,815)	(31,568)	12,355,536	8,349,181	4,037,923
Domestic market	4,438,148	61,412,966	6,597,017	—	1,385,188	3,842,124	436	(65,851,114)	(31,568)	11,793,197	7,982,641	3,842,124
External market	6,642,701	—	—	—	366,540	195,799	—	(6,642,701)	—	562,339	366,540	195,799
Cost of sales	(9,148,101)	(58,196,255)	(4,580,204)	—	(1,322,326)	(2,771,881)	(2,810)	67,344,356	31,568	(8,645,653)	(5,905,340)	(2,771,881)
Gross profit	1,932,748	3,216,711	2,016,813	—	429,402	1,266,042	(2,374)	(5,149,459)	—	3,709,883	2,443,841	1,266,042
Selling expenses	(616,915)	(1,188,549)	(627,519)	—	(291,649)	18,440	—	1,805,464	—	(900,728)	(919,166)	18,440
General and administrative expenses	(518,848)	(394,570)	(332,763)	—	(77,666)	(311,288)	(189,949)	913,418	—	(911,666)	(565,105)	(311,288)
Other income (expense), net	(19,147)	294,784	(7,901)	—	2,195	60,298	197,726	(275,637)	—	252,318	192,020	60,298
Financial results	(624,695)	(124,598)	(181,889)	—	(109,860)	(1,166,553)	(781,522)	749,293	55,358	(2,184,466)	(1,147,892)	(1,166,553)
Finance expense	(919,994)	(170,560)	(409,768)	—	(120,325)	(1,261,452)	(919,463)	1,090,554	73,691	(2,637,317)	(1,395,741)	(1,261,452)
Finance income	650,446	173,477	247,047	—	4,870	164,675	178,355	(823,923)	(18,333)	576,614	411,838	164,675
Foreign exchange losses, net	(1,031,777)	(415,983)	126,282	—	(10,213)	(190,410)	(671,717)	1,447,760	—	(746,058)	(623,164)	(190,410)
Derivatives	676,630	288,468	(145,450)	—	15,808	120,634	631,303	(965,098)	—	622,295	459,175	120,634
Interest in earnings of associates	(42,967)	8,893	—	—	(11,596)	11,164	703,315	34,074	(694,905)	7,978	(3,185)	11,164
Interest in earnings of joint ventures	—	—	—	—	—	—	695,165	—	—	695,165	695,165	—
Income tax expense benefit	40,328	(536,540)	(248,355)	—	12,693	(35,988)	320,882	496,212	(18,822)	30,410	85,219	(35,988)

Profit (loss) from continuing operations	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Profit from discontinued operation, net of tax	—	—	—	100,867	—	—	38,915	—	(38,915)	100,867	100,867	—
Total net income attributable to:
Owners of the Company	150,504	1,237,984	618,386	100,867	(46,481)	(30,030)	982,158	(1,388,488)	(1,219,182)	405,718	580,086	(30,030)
Non-controlling interests	—	38,147	—	—	—	(127,855)	—	(38,147)	521,898	394,043	301,678	(127,855)

	150,504	1,276,131	618,386	100,867	(46,481)	(157,885)	982,158	(1,426,635)	(697,284)	799,761	881,764	(157,885)
Other selected data:
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527
EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183
Additions to PP&E, intangible and biological assets	1,776,372	797,299	521,215	—	43,464	1,405,478	42,061	(2,573,671)	—	2,012,218	608,667	1,405,478
Reconciliation of EBITDA:
Profit (loss) for the period	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Income tax and social contribution	(40,328)	536,540	248,355	—	(12,693)	35,988	(320,882)	(496,212)	18,822	(30,410)	(85,219)	35,988
Financial result, net	624,695	124,598	181,889	—	109,860	1,166,553	781,522	(749,293)	(55,358)	2,184,466	1,147,892	1,166,553
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527

EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177	3,150,328	179,909
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343	700,035	3,153,160
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420	950,701	371,718
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213	1,052,105	110,107
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061	380,770	282,291
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000	1,686,718	—
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826	626,672	438,369
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145	1,521,810	2,770,618
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342	259,412	41,930
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799	8,447,799	—
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—	—	—
Property, plant and equipment	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575	412,325	11,266,278
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610	9,350,598	7,622,969
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)	(9,674,994)	(9,670,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)	(114,531)	—
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)	(1,805,385)	(628,597)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)	(124,017)	(166,864)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)	(1,442,679)	—
Lease	—	—	—	—	(944,138)	—	—	—	(944,138)	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)	(1,449,477)	(778,049)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)	(3,630,926)	(5,938,422)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511	28,539,273	26,237,349

Equity attributable to owners of the Company	12,073,314	4,888,966	4,539,089	701,535	2,211,005	15,330,321	(16,962,280)	(16,743,193)	6,038,757	9,446,669	2,211,005
Non-controlling interests	(963)	232,641	—	—	5,812,583	376	(231,678)	5,207,697	11,020,656	850,595	5,812,583

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Assets held for sale	—	—	—	—	39,907	—		—	39,907	—	39,907
Other current assets	3,030,674	1,456,418	80,758	141,972	382,551	658,550	(4,487,092)	(107,927)	1,155,904	793,861	382,551
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Investment property	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Leases	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the Company	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	December 31, 2017	December 31, 2016	December 31, 2015
Reported segment
Raízen Energia
Ethanol	6,550,652	6,480,409	5,557,298
Sugar	5,377,351	5,794,771	4,671,006
Cogeneration	884,300	520,468	554,876
Other	340,375	338,089	297,669

	13,152,678	13,133,737	11,080,849
Raízen Combustíveis
Fuels	72,789,148	68,143,047	61,412,966

	72,789,148	68,143,047	61,412,966
Comgás
Industrial	3,494,396	3,640,921	4,206,946
Residential	849,723	793,335	677,693
Thermogeneration	—	116,419	511,942
Cogeneration	229,716	216,032	271,641
Automotive	224,203	205,986	197,262
Commercial	320,049	238,390	286,491
Construction revenue	351,193	339,025	408,086
Other	68,577	107,138	36,956

	5,537,857	5,657,246	6,597,017
Moove
Finished goods	1,876,935	1,642,899	1,514,005
Basic oil	220,515	219,092	222,009
Other	32,072	21,683	15,714

	2,129,522	1,883,674	1,751,728
Logistics
North operations	4,439,766	3,651,455	2,925,113
South operations	1,283,085	1,097,700	888,502
Container operations	223,498	265,400	224,308

	5,946,349	5,014,555	4,037,923
Reconciliation
Cosan Corporate	3,441	873	436
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(85,976,532)	(81,314,993)	(72,525,383)

Total	13,582,463	12,518,139	12,355,536

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

6    Cash and cash equivalents

	December 31, 2017	December 31, 2016

Cash and bank deposits	53,525	376,029
Savings account	2,115,562	409,333
Financial investments	2,386,090	3,714,226

	4,555,177	4,499,588

Financial investments are composed as follows:

	December 31, 2017	December 31, 2016

Investment fund
Repurchase agreements	1,474,509	2,840,760
Bank certificate of deposits—CDB	377,605	363,147

	1,852,114	3,203,907

Bank investments
Repurchase agreements	160,124	26,719
Bank certificate of deposits—CDB	367,988	468,384
Other	5,864	15,216

	533,976	510,319

	2,386,090	3,714,226

7    Marketable securities and Restricted cash

Marketable securities
	December 31, 2017	December 31, 2016

Government security (i)	3,640,726	1,004,388
Bank certificate of deposits—CDB (ii)	212,617	287,192

	3,853,343	1,291,580

Restricted cash
	December 31, 2017	December 31, 2016
Investments linked to loans	93,251	63,474
Securities pledged as collateral	132,383	137,525

	225,634	200,999

(i)	Sovereign debt securities have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificates of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

8    Trade receivables

	December 31, 2017	December 31, 2016
Domestic – Brazilian Reais	1,388,837	1,248,270
Export – Foreign currency	54,635	27,446
Allowance for doubtful accounts	(121,052)	(90,286)

	1,322,420	1,185,430
Current	1,277,766	1,130,624

Non-current	44,654	54,806

The ageing of trade receivables is as follows:

	December 31, 2017	December 31, 2016
Not overdue	1,033,076	1,068,230
Overdue:
From 1 to 30 days	160,654	81,012
From 31 to 60 days	26,881	18,323
From 61 to 90 days	64,947	7,411
More than 90 days	157,914	100,740
(-) Allowance for doubtful accounts	(121,052)	(90,286)

	1,322,420	1,185,430

Changes in the allowance for doubtful accounts are as follows:

January 1, 2016	(63,431)

Provision	(34,511)
Reversal	7,656

December 31, 2016	(90,286)
Provision	(38,809)
Reversal	8,043

December 31, 2017	(121,052)

9    Other current tax receivables

	December 31, 2017	December 31, 2016
ICMS—State VAT	477,160	422,627
ICMS CIAP—State VAT (i)	214,745	185,707
Credit installment	38,926	36,708
PIS—Revenue tax	73,214	48,220
COFINS—Revenue tax	278,512	209,700
Other	23,673	15,743

	1,106,230	918,705
Current	327,410	178,856

Non-Current	778,820	739,849

(i)	ICMS – Tax credit arising from acquisition of fixed assets.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

10	Other financial assets

Sale of credit rights

The Company recorded credit rights in the amount of R$ 426,438 as other assets and the respective legal fees in the amount of R$ 51,173 as other liabilities. In 2017, the requirements of the accounting policy were achieved and for that reason the credit right in the net amount of taxes of R$ 306,151 was recognized in the line of “other income,” with impact on cash flow statements.

In addition, the Company has additional claims to those mentioned above, which, because they are considered probable, were not recorded as representing contingent assets.

On December 21, 2017, there was a sale of credit rights related to the assets recorded in the balance sheet and also the contingent assets in the amount of R$ 1,340,000 (“purchase price”), arising from certain lawsuits, aiming at condemning the Union as a result of the fixing of sugar and alcohol prices below their cost of production. In addition to the acquisition price, the Company will be entitled to additional payments related to these receivables, provided that the result is positive. The additional payment will be calculated by applying 95% on the difference between the net value received from the Union credit rights by the transferee minus the return of the assignees and recognized in the results only upon receipt.

As a result of the sale of receivables, we had the following impacts:

(a)	Financial discount recognized as financial expense in the amount of R$ 251,648 arising from the difference between the assignment of these rights for the amount of R$ 460,974 and the amount of assets previously recognized of R$ 712,622;

(b)	Gain on the sale of credit rights net of tax and obligations in the amount of R$ 733,815 recorded as other revenues and. with impact on cash flow statements.

11	Inventories

	December 31, 2017	December 31, 2016
Finished goods	298,860	223,608
Raw material for construction process	53,213	73,527
Fuels and lubricants	4,207	7,397
Spare parts and accessories	244,256	244,453
Warehouse and others	62,525	81,767

	663,061	630,752

The balances are presented net of the provision of obsolete inventories in the amount of R$ 25,035 as of December 31, 2017 (R$ 24,745 as of December 31, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Related parties

a)	Receivables from and payables to related parties:

	December 31, 2017	December 31, 2016
Current Asset
Commercial operation
Raízen Energia S.A.(i)	22,283	37,249
Aguassanta Participações S.A.	17	6,342
Radar Propriedades Agrícolas S.A.	—	517
Raízen Combustíveis S.A.(i)	6,094	4,206
Other	1,665	531

	30,059	48,845
Corporate operation / Agreements
Raízen Energia S.A.(i)	—	9,672

	30,059	58,517

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	30,423	28,705
Raízen Energia S.A.(i)	87,969	114,473
Raízen Combustíveis S.A.(i)	18,086

	136,478	143,178
Financial and corporation operations
Rezende Barbosa(ii)	31,444	38,944
Other	1,833	1,618

	33,277	40,562

	169,755	183,740

Current liabilities
Corporate operations
Raízen Energia S.A.(i)	198,198	160,030
Raízen Combustíveis S.A.(i)	128,189	75,624
Other	1,876	1,427

	328,263	237,081

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	December 31, 2017	December 31, 2016	December 31, 2015
Sales of goods and services
Raízen Combustíveis S.A	154,104	135,581	98,235
Raízen Energia S.A.	411,443	416,507	353,265
Others	8,381	—	—

	573,928	552,088	451,500
Purchase of goods / Inputs
Raízen Energia S.A.	(1,347)	(1,703)	(2,431)
Raízen Combustíveis S.A.	(1,006,515)	(817,198)	(445,123)

	(1,007,862)	(818,901)	(447,554)
Discontinued operation
Raízen Energia S.A.	—	57,007	58,508

	—	57,007	58,508
Shared expense
Raízen Energia S.A.(i)	(70,914)	(72,597)	(41,483)

	(70,914)	(72,597)	(41,483)
Financial result
Usina Santa Luiza	(378)	(180)	—
Raízen Energia S.A.	7,727	2,441	2,440
Other(iii)	3	(8)	(190)

	7,352	2,253	2,250

For	the years stated, no loss for doubtful accounts was recorded from commercial operations with its subsidiaries, associates and joint ventures.
(i)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis to Cosan S.A..

(ii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries. These receivables are secured by Cosan S.A. shares.

c)	Officers’ and directors’ compensation

	December 31, 2017	December 31, 2016	December 31, 2015
Short-term benefits to officers and directors	76,976	146,469	79,620
Post-employment benefits	934	918	339
Other long-term benefits	664	533	—
Benefits from termination of employment contract	635	2,367	—
Share-based payment transactions	63,658	11,621	12,661

	142,867	161,908	92,620

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefits %
Tellus Brasil Participações S.A.	65,957,282	33,638,214	51.00%	5.00%
Novvi Limited Liability Company	620,002	200,000	32.26%	32.26%
Janus Brasil Participações S.A.	1,907,000	934,430	51.00%	5.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	3.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Usina Santa Luiza S.A.	28,553,200	9,516,782	33.33%	33.33%
	January 1, 2017	Interest in earnings (losses) of associates	Other comprehensive income	Dividends	Capital increase	Other	December 31, 2017
Investments in associates
Tellus Brasil Participações S.A.	97,002	4,972	—	(3,251)	—	—	98,723
Novvi Limited Liability Company	18,838	(7,665)	583	—	—	—	11,756
Janus Brasil Participações S.A.	33,998	3,014	3,181	(1,840)	13,073	—	51,426
Radar Propriedades Agrícolas S.A.	55,148	3,128	232	(976)	—	—	57,532
Radar II Propriedades Agrícolas S.A.	30,537	1,704	46	(1,161)	—	—	31,126
Usina Santa Luiza S.A.	—	8,979	—	—	1,433	(6,023)	4,389
Other	51,424	3,030	—	(9,002)	—	938	46,390

Total	286,947	17,162	4,042	(16,230)	14,506	(5,085)	301,342

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016	Interest in earnings (losses) of associates	Reclassification from non-current assets held for sale	Other comprehensive income	Dividends	Capital increase	Other	December 31, 2016
Investments in associates
Tellus Brasil Participações S.A.	99,638	5	—	—	(2,641)	—	—	97,002
Novvi Limited Liability Company	6,783	(8,917)	—	—	—	20,972	—	18,838
Janus Brasil Participações S.A.	23,713	3,938	—	(90)	(1,393)	7,830	—	33,998
Radar Propriedades Agrícolas S.A.	—	(1,013)	56,161	—	—	—	—	55,148
Radar II Propriedades Agrícolas S.A.	—	90	29,907	—	—	—	540	30,537
Other	54,242	1,457	—	—	(5,933)	—	1,658	51,424

Total	184,376	(4,440)	86,068	(90)	(9,967)	28,802	2,198	286,947

Financial information of associates:

	December 31, 2017
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year
Tellus Brasil Participações S.A.	2,029,201	(99,135)	(1,930,066)	97,044
Janus Brasil Participações S.A.	1,753,327	(162,531)	(1,590,796)	116,357
Radar Propriedades Agrícolas S.A.	2,362,536	(63,915)	(2,298,621)	125,441
Radar II Propriedades Agrícolas S.A.	1,026,024	(53)	(1,025,971)	56,197
Novvi Limited Liability Company	42,739	(7,095)	(35,644)	(24,415)

	December 31, 2016
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year
Tellus Brasil Participações S.A.	1,351,229	(137,817)	(1,213,412)	25,240
Janus Brasil Participações S.A.	1,981,815	(86,357)	(1,895,458)	61,475
Radar Propriedades Agrícolas S.A.	2,272,186	(76,967)	(2,195,219)	6,277
Radar II Propriedades Agrícolas S.A.	1,025,099	(7,197)	(1,017,902)	33,151
Novvi Limited Liability Company	31,667	(5,362)	(26,305)	(7,538)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Shares issued by the associate	Shares held by non-controlling shareholders	Non-controlling interest
Cosan S.A.	407,904,353	169,782,728	41.62%
Cosan Logística S.A.	463,224,241	127,088,597	27.44%
Companhia de Gás de São Paulo—Comgás	130,038,279	26,171,755	20.13%
Rumo S.A.	1,559,015,898	1,088,431,798	69.82%
Logispot Armazéns Agrícolas S.A.	2,040,816	1,000,000	49.00%

	January 1, 2017	Interest in earnings (losses) of associates	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Other	December 31, 2017
Cosan S.A.	3,343,719	499,455	148,465	66,612	(274,177)	—	10,976	3,795,050
Cosan Logística S.A.	424,784	(21,840)	(6,026)	124	—	209,786	456	607,284
Companhia de Gás de São Paulo—Comgás	1,826,733	195,206	(753,019)	(3,130)	(428,603)	—	13,408	850,595
Rumo S.A.	4,105,962	(182,997)	(33,281)	999	(5,049)	1,843,176	3,953	5,732,763
Logispot Armazéns Agrícolas S.A.	36,088	(1,500)	—	—	—	—	—	34,588
Other	—	6,952	—	—	(19,395)	—	12,819	376

Total	9,737,286	495,276	(643,861)	64,605	(727,224)	2,052,962	41,612	11,020,656

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016	Interest in earnings (losses) of associates	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Incorporation	Other	December 31, 2016
Cosan S.A.	3,274,913	415,177	—	33,618	(330,431)	—	—	(49,558)	3,343,719
Cosan Logística S.A.	409,051	(61,325)	—	428	—	139,556	—	(62,926)	424,784
Companhia de Gás de São Paulo—Comgás	2,109,567	313,207	—	(20,913)	(563,371)	—	—	(11,757)	1,826,733
Rumo Logística Operadora Multimodal S.A.	2,866,244	(525,888)	—	4,816	—	1,846,052	(4,105,962)	(85,262)	—
Rumo S.A.	—	—	—	—	—	—	4,105,962	—	4,105,962
Logispot Armazéns Agrícolas S.A.	36,835	(747)	—	—	—	—	—	—	36,088
Radar Propriedades Agrícolas S.A.	1,728,749	37,828	(1,766,959)	382	—	—	—	—	—
Radar II Propriedades Agrícolas S.A.	349,022	10,547	(359,607)	38	—	—	—	—	—
Elimination of participation Radar II in Radar	(498,850)	(7,580)	506,430	—	—	—	—	—	—

Total	10,275,531	181,219	(1,620,136)	18,369	(893,802)	1,985,608	—	(209,503)	9,737,286

Summarized balance sheet:

	Cosan S.A.		Cosan Logística S.A.		Companhia de Gás de São Paulo – Comgás		Rumo S.A
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Current
Assets	2,439,746	1,886,852	7,112	7,278	3,292,492	3,003,846	581,296	324,390
Liabilities	(1,074,408)	(472,635)	(3,625)	(2,176)	(3,126,675)	(1,980,304)	(585,226)	(1,086,631)

Net current assets (liabilities)	1,365,338	1,414,217	3,487	5,102	165,817	1,023,542	(3,930)	(762,241)
Non-current
Assets	14,154,927	14,158,798	2,207,520	1,535,123	9,104,142	9,311,327	10,239,474	9,421,556
Liabilities	(6,073,595)	(6,607,409)	—	—	(4,730,870)	(5,141,649)	(2,484,084)	(3,254,620)

Net non-current assets	8,081,332	7,551,389	2,207,520	1,535,123	4,373,272	4,169,678	7,755,390	6,166,936
Equity	9,446,670	8,965,606	2,211,007	1,540,225	4,539,089	5,193,220	7,751,460	5,404,695

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Profit (loss) before taxes	1,606,191	754,717	280,848	(78,218)	(206,412)	(25,841)
Income tax (expenses) benefit	(290,867)	357,425	260,320	(1,297)	(282)	(4,189)
Profit (loss) from discontinued operation	—	(76,057)	38,915	—	—	—

Profit (loss) for the year	1,315,324	1,036,085	580,083	(79,515)	(206,694)	(30,030)
Other comprehensive income	179,645	(111,232)	(359,989)	394	1,276	3,404

Total comprehensive income (loss)	1,494,969	924,853	220,094	(79,121)	(205,418)	(26,626)

Comprehensive income attributable to non-controlling interests	622,254	348,764	80,328	(21,707)	(56,515)	(9,780)
Dividends paid	(376,679)	(866,834)	(272,330)	—	—	—

	Companhia de Gás de São Paulo – Comgás			Rumo S.A
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Net sales	5,537,857	5,657,246	6,597,017	734,840	40,759	903,930
Profit (loss) before taxes	795,629	1,312,517	866,742	(293,290)	(1,137,856)	(182,164)
Income tax (expenses) benefit	(235,972)	(411,418)	(248,354)	32,483	74,626	23,757

Profit (loss) for the year	559,657	901,099	618,388	(260,807)	(1,063,230)	(158,407)
Other comprehensive income	(15,585)	(56,012)	2,277	1,383	4,746	12,966

Total comprehensive income (loss)	544,072	845,087	620,665	(259,424)	(1,058,484)	(145,441)

Comprehensive income attributable to non-controlling interests	109,501	315,555	240,011	(185,566)	(758,192)	(107,248)
Dividends paid	1,121,407	(1,369,456)	(129,253)	—	—	(300,000)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(i):

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Net cash generated by (used in) operating activities	98,643	(415,565)	(490,411)	(3,481)	(3,992)	9,668

Net cash generated by (used in) investing activities	1,126,170	2,032,424	748,456	(748,482)	(757,768)	199,897

Net cash provided by (used in) financing activities	(2,147,738)	(1,280,978)	97,000	753,853	587,915	(36,718)

Increase (decrease) in cash and cash equivalents	(922,925)	335,881	355,045	1,890	(173,845)	172,847

Cash and cash equivalents at the beginning of year	1,066,930	731,049	376,004	15	173,860	1,013
Cash and cash equivalents at the end of year	144,005	1,066,930	731,049	1,905	15	173,860

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Companhia de Gás de São Paulo – Comgás			Rumo S.A.
	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2017	December 31, 2016	December 31, 2015
Cash generated from operations	1,701,783	2,158,498	2,224,752	(529,337)	558,205	(88,190)
Income taxes paid	(64,680)	(70,774)	(86,693)	—	—	—

Net cash generated by operating activities	1,637,103	2,087,724	2,138,059	(529,337)	558,205	(88,190)

Net cash (used in) generated by investing activities	(634,776)	(637,013)	(521,313)	(1,434,807)	(761,601)	(336,019)

Net cash provided by (used in) financing activities	(1,383,142)	(1,310,018)	(622,810)	1,962,035	202,912	398,093

Increase (decrease) in cash and cash equivalents	(380,815)	140,693	993,936	(2,109)	(484)	(26,116)

Cash and cash equivalents at the beginning of year	2,108,336	1,967,643	973,707	3,039	3,523	29,639
Cash and cash equivalents at the end of year	1,727,521	2,108,336	1,967,643	930	3,039	3,523

(i)	Information presented for subsidiaries with significant non-controlling interest.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies. They are:

(i)	Raízen Combustíveis which owns a network of, more than 6,027 fuel service stations throughout Brazil, 67 distribution terminals and 64 airports terminals for supplying aviation fuel; and

(ii)	Raízen Energia, which produces and sells sugar, and ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4.2 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane—the main raw material used in the production of sugar and ethanol.

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

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total

Shares issued by the joint venture	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50%	50%

January 1, 2016	3,204,834	5,032,356	8,237,190
Interest in earnings of joint ventures	737,599	832,533	1,570,132
Other comprehensive income	22,949	35,467	58,416
Interest on capital	(58,500)	(100,000)	(158,500)
Dividends	(716,060)	(484,783)	(1,200,843)

December 31, 2016	3,190,822	5,315,573	8,506,395

Interest in earnings of joint ventures	694,015	291,075	985,090
Other comprehensive income	(5,349)	209,412	204,063
Interest on capital	(42,000)	—	(42,000)
Dividends	(651,500)	(554,249)	(1,205,749)

December 31, 2017	3,185,988	5,261,811	8,447,799

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable.” Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of U.S.$ 350,000 thousand, which was unused at December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

15	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (ii)	Permanent railways (i)	Construction in progress	Other	Total
Cost
At January 1, 2016	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Additions	—	1,933	23,965	46,010	1,864,015	39,375	1,975,298
Disposals	(3,322)	(1,242)	(823)	(7,409)	(3,698)	(24,970)	(41,464)
Transfers	190,537	58,491	1,012,290	867,658	(1,975,108)	(154,123)	(255)
Business combinations	(3,137)	(5,952)	—	—	—	17	(9,072)
Discontinued operation	(598)	(143)	—	—	(663)	(1,028)	(2,432)

At December 31, 2016	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	38	5,911	14,835	3,729	2,171,507	1,296	2,197,316
Disposals	(2,239)	(106,088)	(125,206)	(3,695)	25,350	(10,066)	(221,944)
Transfers	28,859	255,398	935,497	661,226	(1,919,335)	5,249	(33,106)
Business combinations	—	2,867	—	—	—	17,736	20,603

At December 31, 2017	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882

Depreciation
At January 1, 2016	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
Additions	(44,246)	(65,671)	(498,764)	(328,856)	—	(80,483)	(1,018,020)
Disposals	431	127	440	3,048	—	19,391	23,437
Transfers	(94,165)	(3,373)	4,713	(7,112)	—	92,291	(7,646)
Discontinued operation	143	97	—	—	—	475	715

At December 31, 2016	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(41,343)	(135,580)	(643,683)	(395,677)	—	(16,700)	(1,232,983)
Disposals	234	93,592	99,753	749	—	5,066	199,394
Transfers	(497)	(14,413)	40,576	(12,621)	—	12,802	25,847

At December 31, 2017	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)

At December 31, 2016	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

At December 31, 2017	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

(i)	Leasehold improvements and finance leases included.
(ii)	On December 31, 2017, wagons and locomotives in the amount of R$ 743,203 (R$ 201,678 on December 31, 2016) were placed on bail to guarantee bank loans (Note 17).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

16	Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost:
At January 1, 2016	713,291	16,664,047	399,350	252,474	940,470	402,378	19,372,010
Additions	—	382,788	26,552	—	65,735	22,141	497,216
Disposals	—	(189,849)	—	—	(65,694)	(62,548)	(318,091)
Transfers	—	(1,697)	9,722	—	343	17,094	25,462
Business combination	1,968	57,217	—	—	5,970	—	65,155
Discontinued operation	—	—	—	—	—	(2,396)	(2,396)

At December 31, 2016	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	361,946	—	—	65,813	47,433	475,192
Disposals	—	(182,339)	—	—	(11,554)	(4,221)	(198,114)
Transfers	—	341,154	—	—	(11,696)	(2,232)	327,226
Business combination (i)	136,626	—	—	—	—	9,299	145,925

At December 31, 2017	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585

Amortization
At January 1, 2016	—	(1,011,806)	(159,004)	(159,789)	(575,411)	(156,311)	(2,062,321)
Additions	—	(483,580)	(11,743)	(22,827)	(151,893)	(60,340)	(730,383)
Disposals	—	175,435	—	—	58,609	62,525	296,569
Transfers	—	(29)	(30,129)	—	—	(4,238)	(34,396)
Discontinued operation	—	—	—	—	—	614	614

At December 31, 2016	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(490,025)	(11,740)	(22,827)	(127,584)	(52,266)	(704,442)
Disposals	—	143,331	—	—	8,132	4,218	155,681
Transfers	—	(337,983)	—	—	721	(35)	(337,297)

At December 31, 2017	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)

At December 31, 2016	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

At December 31, 2017	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

(i)	On October 13, 2017, Cosan, through its subsidiary Comma, acquired 100% of the common shares of Stanbridge for the price of R$ 204,767, generating an addition to the segment’s goodwill of Lubricants of R$ 136,626. The consideration transferred, net of cash received, totaled R$ 176,540.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2017, amounted to R$ 9,799 (R$ 14,625 for the year ended December 31, 2016). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 8.43% p.a. for the year ended December 31, 2017 (11.48% p.a. for the year ended December 31, 2016).

Intangible assets (excluding goodwill)	Annual rate of amortization—%	December 31, 2017	December 31, 2016
Gas distribution concession—Comgás(i)	Concession term	8,197,514	8,240,521
Concession rights—Rumo(ii)	Concession term	7,231,096	7,352,005

		15,428,610	15,592,526
Operating license for port terminal(iii)	4.00	223,008	234,748
Trademarks
Mobil	10.00	22,827	45,654
Comma	—	24,204	24,204

		47,031	69,858
Relationship with customers:
Comgás	20.00	174,458	233,971
Lubricants	6.00	27,503	44,158

		201,961	278,129
Other
Software license	20.00	167,520	146,210
Other		53,595	72,709

		221,115	218,919

Total		16,121,725	16,394,180

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

a)	Cosan Logistics

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of impairment analysis, concession contracts were defined as cash-generating units. The base date for evaluation and annual testing is September 30.

During the year ended December 31, 2017, we did not identify impairment indicators, so that no impairment test was required for fixed assets and intangible assets with a defined useful life.

The balance of goodwill recorded by the Company is associated with the port lifting operation and terminals, so this cash-generating unit needs to be tested annually.

The recoverable amount of this cash-generating unit was determined by the net sales value of the unit, using the EBITDA multiples technique.

The main assumptions used were (i) EBITDA generated by the cash-generating unit in 2017, and (ii) the average of the multiples practiced by market agents for companies in the Company’s industry.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The calculation resulted in a recoverable amount of R$ 1,709,000, compared to a book value of R$ 811,618, which includes property, plant and equipment and intangible assets.

In the year ended December 31, 2017, no assets and goodwill had their consolidated value reduced by impairment. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological, and economic conditions in place at the time this recovery is tested and, therefore, it is not possible to determine whether new losses by recovery will occur in the future and, if they occur, whether these would be material.

b)	Cosan S.A.

The Company annually tests recoverable amounts of goodwill (intangible assets with indefinite useful lives) arising from business combinations operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, which is not the case for the year.

The combined carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	Consolidated
	December 31, 2017	December 31, 2016
Moove cash generating unit	751,391	614,765
Cosan cash-generating unit other business	43	43

Total goodwill	751,434	614,808

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows as it reflects the estimated time of use of the asset and business groups.

The main assumptions used mainly consider the expectation of growth of the operations based on the Gross Domestic Product segmented, as well as taking into account the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectation of the price of sales of commodities, using discount rates that reflect specific business-related risks.

All of these future cash flows were discounted at a rate of 10.4% (weighted-average cost of capital) and a growth rate of the final value of 4% from 2027 reflecting specific risks related to the relevant assets in its cash generating unit.

An increase of 6.3 percentage points in the discount rate should change so that the estimated recoverable amount is equal to the book value. The dollar has an impact on projections and, therefore, a fluctuation of in exchange rate would have an effect on the estimate.

As of December 31, 2017 no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological and economic conditions in place at the time that such recovery is tested, and therefore, it is not possible to determine whether new reduction losses of recovery will occur in the future and, if they occur, whether these would be material.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

17	Loans, borrowings and debentures

	Interest
Description (i)	Index at December 31, 2017	Annual interest	December 31, 2017	December 31, 2016	Maturity
Loan and borrowings
BNDES	URTJLP	8.83%	2,270,055	2,663,073	Jun-29
	Fixed	5.26%	1,281,416	1,233,476	Feb-25
	TJ462	9.89%	485,807	651,371	Oct-20
	Selic	8.82%	221,222	271,745	Oct-20
	Selic	9.00%	66,794	41,650	Jun-23
	TJLP	9.08%	120,573	137,130	Jun-23
	Selic	13.65%	4,075	5,277	Sep-20
	Fixed	3.89%	2,695	3,930	Jan-24
	IPCA	10.74%	2,840	3,453	Nov-21
	URTJLP	8.79%	—	17	Jan-17
EIB	US$	3.88%	127,190	170,848	Jun-20
	US$	2.94%	70,611	89,899	Sep-20
	US$ + LIBOR6M	1.90%	138,778	172,263	May-21
	US$ + LIBOR6M	1.98%	149,386	179,951	Sep-21
Foreign loans	GBP + Libor	3.77%	312,642	218,232	Dec-22
	GBP + Libor	1.98%	157,432	—	Jul-19
NCE	112% of CDI	7.75%	59,858	120,069	Dec-18
	CDI + 3.47%	11.89%	—	80,486	Nov-17
	CDI + 3.50%	10.63%	294,968	294,516	Dec-18
	125% of CDI	8.69%	644,766	552,576	Dec-23
Perpetual Notes	US$	8.25%	1,674,847	1,650,089	—
Resolution 4131	US$	2.66%	68,305	133,957	Nov-19
	US$ + Libor	4.79%	50,868	32,798	Oct-20
	US$	2.40%	415,762	407,306	Mar-18
Senior Notes Due 2018	Fixed	9.50%	168,052	168,163	Mar-18
Senior Notes Due 2023	US$	5.00%	339,665	322,062	Mar-23
Senior Notes Due 2027	US$	7.00%	2,530,443	2,304,384	Jan-27
Senior Notes Due 2024	US$	7.38%	2,570,622	—	Feb-24
Senior Notes Due 2024	Fixed	5.95%	1,664,850	—	Sep-24
FINEP	Fixed	5.00%	93,058	109,233	Nov-22
Trade banks	CDI + 4.91% p.a.	12.14%	98,117	163,815	Jun-19
	Fixed US$	5.45%	95,040	86,140	Dec-21
Working capital	CDI + 2.80% p.a.	9.88%	391,693	390,024	Dec-18
	CDI + 2.95% p.a.	10.04%	286,463	287,168	Dec-18
	CDI + 0.31% p.m.	10.93%	1,117	9,988	Jan-18
	CDI + 0.33% p.m.	11.20%	3,345	—	Mar-18
	120% of CDI	8.32%	21,221	—	May-18
	120% of CDI	8.39%	10,440	—	Jul-18
	120% of CDI	8.38%	20,879	—	Jul-18
Bank overdrafts	125.5% of CDI	8.72%	94	22,605	Mar-18
Prepayment	US$+Libor	3.86%	10,039	55,641	Apr-18
FINIMP	US$+Libor	3.52%	—	40,798	Jun-17

			16,926,028	13,074,133

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description(i)	Index at December 31, 2017	Annual interest	December 31, 2017	December 31, 2016	Maturity
Debentures
Non-convertible debentures	CDI + 2.05% p.a.	9.08%	152,573	154,284	Apr-18
	CDI + 1.30% p.a.	11.57%	—	300,183	Sep-17
	CDI + 3.50% p.a.	10.63%	1,359,125	2,347,271	Jun-23
	IPCA + 5.10%	8.04%	363,894	346,276	Sep-18
	IPCA + 5.57%	8.52%	197,923	183,189	Sep-20
	IPCA + 7.14%	10.09%	293,312	284,660	Dec-20
	IPCA + 7.48%	10.43%	263,701	255,929	Dec-22
	IPCA + 7.36%	10.30%	86,927	84,364	Dec-25
	IPCA + 5.87%	8.81%	726,827	660,029	Dec-23
	IPCA + 4.33%	7.27%	396,328	—	Oct-24
	108 % of CDI	7.46%	171,515	350,852	Jul-18
	Fixed	13.13%	163,750	163,862	Oct-20
	128 % of CDI	8.90%	499,576	—	Dec-25
	CDI + 0.90%	7.85%	87,467	133,465	Sep-19

			4,762,918	5,264,364
Total			21,688,946	18,338,497

Current			3,903,392	2.404.009

Non-current			17,785,554	15.934.488

(i)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.

Some financing agreements with the BNDES, destined to investments, are also guaranteed, according to each contract, by bank guarantee, with an average cost of 3% p.a. or by real guarantees (assets) and escrow account. On December 31, 2017, the balance of bank guarantees contracted was R$ 1,183,208 (R$ 3,197,176 as of December 31, 2016).

The Company used for calculating the average rates, on an annual basis, the annual average CDI of 6.89% and TJLP of 7.0%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2017	December 31, 2016
13 to 24 months	2,087,933	2,910,978
25 to 36 months	2,188,717	2,438,100
37 to 48 months	1,334,529	2,282,419
49 to 60 months	1,051,146	1,372,229
61 to 72 months	1,762,197	1,097,584
73 to 84 months	4,914,452	1,629,307
85 to 96 months	429,244	199,967
Thereafter	4,017,336	4,003,904

	17,785,554	15,934,488

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2017	December 31, 2016
Reais (R$)	11,312,466	12,474,129
Dollar (US$) (i)	9,906,406	5,646,136
Pound (GBP)	470,074	218,232

	21,688,946	18,338,497

(i)	At December 31, 2017, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 32).

Below are the movements that occurred for the year ended December 31, 2017.

At January 01, 2016	18,829,203

Raised	7,527,792
Payment	(8,652,290)
Interest, exchange rate and fair value	609,221
Other	24,571
At December 31, 2016	18,338,497

Raised	6,248,712
Payment	(5,441,667)
Interest, exchange rate and fair value	2,543,404

At December 31, 2017	21,688,946

BNDES

Refers to the financing of expansion of the gas distribution, logistic segment and are allocated to investments in property, plant and equipment and intangible assets. For these loans, the guarantees offered are:

•	Project V—direct operation with BNDES: bank guarantee from Banco Itaú BBA for 100% of the financing.

•	Project VI—direct operation with the BNDES: bank guarantee from the banks Bradesco (67.83%), Itaú (14.56%) and Safra (17.61%).

•	Project VII—direct operation with BNDES: bank guarantee from Santander (39.69%) and Safra (26.98%) banks and Sumitomo (33.33%).

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR, maturing in 2021 and secured by bank guarantees. The funds were used to expand and support the natural gas distribution network. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

FINEP

In November 2012, a financing agreement was signed with FINEP—Financing of Studies and Projects in the amount of R$ 254,890, maturing through November 2020. These loans are guaranteed by bank guarantees. The resources should be and will be used in the development plan, production and commercialization of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

In July 2017, Cosan Biomassa added a loan agreement with FINEP in which it extended the grace period for payment of the principal in the updated amount of R $ 93,591 for a term of 30 months as of August 15, 2017 to February 15, 2020.

Working Capital

On January 12, 2017 and March 17,2017, Cosan Biomassa obtained two loans with Caixa Econômica Federal in the amount of R$ 10,000 each one with interest of CDI + 0.33% per month and with a maturity of one year.

On May 25, 2017 and July 17, 2017, Cosan Biomassa obtained two loans with Santander, one in the amount of R$ 20,000 and the other in the amount of R$ 10,000, respectively, with interest post fixed of 120.00% of CDI and a maturity of one year.

On July 17, 2017, Cosan Biomassa obtained a loan from Banco ABC in the amount of R$ 20,000 with a fixed interest rate of 120.75% of the CDI and a one-year term.

Prepayment

In April, 2017, Cosan Biomassa, added a prepayment agreement with the Citibank for extend the maturity by one year. The agreement amount is U.S.$ 3,000 thousand.

Foreign currency loans

On December 21, 2017, Cosan Lubes Investments, a wholly-owned subsidiary of the Company, entered into a loan agreement with Citibank, which extended the maturity date and, in addition, took GBP 25,000 thousand. The current contract is GBP 70,000 thousand.

On August 4, 2017 and October 30, 2017, Comma Oil, a wholly-owned subsidiary of Cosan Lubes Investments, took out loans in the total of GBP 20,000 thousands and GBP 15,000 thousands respectively from Bank of America Merrill Lynch, maturities on July 26, 2019 and October 30, 2019 at interest on Libor + 1.50% per annum.

FRN—Floating-Rate Note

Refers to loans with variable interest rates related to a reference point, such as the rate of US Treasury Bonds, LIBOR, Fed Funds or the basic interest rate. They are issued primarily by financial institutions and governments and usually have from two to five years to maturity.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Export credit note—NCE

Export credit notes were settled upon receipt of evidence that the relevant goods were actually delivered.

The export credit notes in aggregate an amount of U.S.$ 126,669 thousand, which included exchange variation of the U.S. Dollar and were subjected to an annual fixed interest of rate 3.40%. The maturity date was in July 2016.

On December 27, 2017, our subsidiary Rumo Malha Norte issued an export credit note in the amount of R$ 650,000, maturing on December 26, 2023.

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued U.S.$ 500,000 thousand of perpetual notes in the international capital market under “Regulation S,” bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Resolution 4,131

Refers to funds raised abroad with several financial institutions, maturing by 2020, aiming to finance the Company’s cash flow and controlled. To mitigate the risk of exchange and interest rate derivative instruments were contracted.

Senior Notes Due 2018

On March 19, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of R$ 850,000, bearing annual interest of 9.5%, payable semiannually in September and March of each year.

Senior Notes Due 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of U.S.$ 500,000 thousand, bearing annual interest of 5%, payable semiannually in September and March of each year.

Senior Notes Due 2024

On September 20, 2017, the Company issued in the international capital markets, Senior Notes Due 2024 (“2024 Notes”) in the total amount of U.S.$ 500,000 thousand maturing on September 2024 with a coupon of 5.95% p.a., paid semiannually.

On February 9, 2017, the indirect subsidiary, “Rumo S.A.,” issued in the international capital market, Senior Notes Due 2024 (“2024 Notes”) in the total amount of U.S.$ 750,000 thousand maturing on February 2024 with coupon of 7.38% p.a., paid semiannually. This debt is protected by exchange and interest rate swaps.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due 2027

On June 20, 2016, it issued Senior Notes in the international market under “Regulation S” and “Rule 144A” in the amount of U.S.$ 500,000 thousand, which bears interest at 7% p.a.. The funds were used for partial repayment of Senior Notes due 2018 and Senior Note due 2023

On July 18, 2016, Cosan Luxembourg S.A. (“Cosan Lux”) issued an additional U.S.$ 150,000 thousand principal amount of its 7% Senior Notes due 2027. The Bonds are additional securities issued pursuant to the provisions of the indenture, dated as of June 20, 2016, among the Issuer, Cosan S.A. and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”),

Debentures

On June 30, 2016, the indirect subsidiary Rumo Malha Norte made a ninth issue of simple, non-convertible, unsecured debentures in a single series, in the amount of R$ 2,433,269, maturing in June 2023. The debentures have guaranteed fiduciary guarantees provided by Rumo S.A..

On December 5, 2017, the indirect subsidiary Rumo Malha Norte made a tenth issue of simple, non-convertible, unsecured debentures in a single series, in the amount of R$ 500,000, maturing on December 5, 2023. The debentures have guaranteed fiduciary guarantees provided by Rumo S.A..

i.	Third Issue

Interest on the first series will be paid semi-annually in the months of March and September until the end of the operation. Interest on the second and third series will be paid annually in the month of September until the end of the transaction.

The principal and monetary restatement of the first series will be amortized over the following years: fourth year (33.33%), fifth year (33.33%) and sixth year (33.34%). The value of the principal and monetary restatement of the second series will be fully amortized at the end of the operation that will occur on September 15, 2018.

The value of the principal and monetary restatement of the third series will be amortized in two annual installments in the sixth (50%) and seventh (50%) years, therefore the first payment will be due on September 15, 2019 and the last payment will be due on September 15, 2020.

On December 31, 2017, the percentages for the fair value traded on the secondary market for the first series were 100.69% of the unit price (UP) of the curve, 101.01% for the second series and 101. 96% for the third series.

ii.	Fourth Issue

Interest on the first, second and third series will be paid annually in December until the end of the operation.

The principal and monetary restatement of the first series will be fully amortized at the end of the operation that will occur on December 15, 2020.

The value of the principal and monetary restatement of the second series will be amortized in two annual installments in the sixth (50%) and seventh (50%) years, therefore the first payment will be due on December 15, 2021 and the last payment will be due on December 15, 2022.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The value of the principal and monetary restatement of the third series will be amortized over the following years: eighth year (33.33%), ninth year (33.335%) and tenth year (33.335%).

As of December 31, 2017, the percentages for fair value traded on the secondary market for the first series were 101.95% of the unit price (UP) of the curve, 109.28% for the second series and 112.47% for the third series.

iii.	Fifth Issue

The interest on the single series will be paid annually in December until the end of the operation.

The value of the principal and monetary restatement of the single series will be fully amortized at the end of the operation that will occur on December 15, 2023.

At December 31, 2017, the percentage of fair value traded on the secondary market was 104.61% of the unit price (UP) of the curve.

iv.	Sixth Issue

Interest on the single series will be paid annually in the month of October until the end of the operation.

The value of the principal and monetary restatement of the single series will be fully amortized at the end of the operation that will occur on October 15, 2024.

Available credit line

As of December 31, 2017, the subsidiary Cosan Logística had available credit lines from BNDES, which were not used, in the total amount of R$ 94,220 (R$ 541,639 on December 31, 2016).

As of December 31, 2017, the subsidiary Cosan S.A. had available credit lines from three different Brazilian financial institutions, which were not used, in the total amount of R$ 501,000.

Financial Covenants

➢	“Cosan S.A” and its subsidiaries

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

Below are the financial covenants of debts and debentures open:

Debt	Financial Covenant
Resolution 4131	Net debt / EBITDA not exceeding 3.75x
Short-term loans and total loans can not be greater than or equal to 0.55x
Senior Notes 2023	Net debt / EBITDA not higher than or equal to 3.5x
Senior Notes 2018
Senior Notes 2027
Senior Notes 2024
Debentures 3rd issue	Onerous net debt / EBITDA not higher than or equal to 4x Short-term Loan and total loan may not be greater than or equal to 0.6x
Debentures 4th issue
Debentures 5th issue	Onerous net debt / EBITDA not higher than or equal to 4x
Debentures 6th issue

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

➢	“Cosan Logística” and its subsidiaries

Cosan Logística and its subsidiaries are subject to certain restrictive contractual clauses involving financial and non-financial indicators. The most restrictive financial indicators consist of: (i) net comprehensive debt (bank debt, debentures, commercial leases, real estate receivables and derivative instruments linked to credit operations, net of marketable securities, cash and cash equivalents ) / EBITDA (earnings before interest, taxes, depreciation and amortization); (ii) EBITDA / consolidated financial result (only interest on debentures, loans / financing, lease, real states credits certificates and derivative operations are considered). The calculation for the above covenants is annual at the date of the financial statements, using Cosan Logística’s consolidated results.

The agreed ratio, as of December 31, 2017, is up to 4.3x comprehensive net debt / EBITDA, and the minimum coverage ratio of 1.4 x EBITDA / financial result, a limit that was being serviced by the Company on December 31, 2017. The limit reduces annually until reaching 3.0x and 2.0x respectively by 2021.

As of December 31, 2017, the subsidiary Cosan Logística did not have loans with the BNDES, subject to covenants. These covenants have been replaced by bank guarantees.

As at December 31, 2017, the Company and its subsidiaries were in compliance with all debt financial covenants.

18	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2017				December 31, 2016
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease payments	347,939	654,484	248,437	1,250,860	1,837,441
Rolling stock	321,910	572,759	166,090	1,060,759	1,616,719
Terminal	23,400	78,737	82,347	184,484	207,950
Other	2,629	2,988	—	5,617	12,772
Interests	(86,595)	(172,782)	(47,345)	(306,722)	(439,898)
Rolling stock	(72,775)	(137,209)	(31,525)	(241,509)	(358,158)
Terminal	(13,386)	(35,322)	(15,820)	(64,528)	(79,611)
Other	(434)	(251)	—	(685)	(2,129)

Present value of minimum lease payments	261,344	481,702	201,092	944,138	1,397,543

Current				261,344	472,632

Non-current				682,794	924,911

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The lease agreements have varying expirations, the with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as IGPM and IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as financial lease.

Below are the movements that occurred for the year ended December 31, 2017.

	December 31, 2017	December 31, 2016
At the beginning of the year	1,397,543	1,741,701
Raised	—	186,248
Interest, exchange rate and fair value	178,139	213,313
Payment of principal	(348,114)	(413,267)
Payment of interest	(283,430)	(330,452)

At the end of the year	944,138	1,397,543

Operating leases

At December 31, 2017, the future minimum lease payments under non-cancellable leases are as follows:

	December 31, 2017				December 31, 2016
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotives	565	1,130	—	1,695	2,346
Rail cars	6,758	25,996	5,695	38,449	47,120
Other	3,035	8,010	5,013	16,058	3,705

Total	10,358	35,136	10,708	56,202	53,171

The leases are recognized as expenses (Note 30) on a straight-line basis over the life of the respective agreement.

19	Concessions payable

	December 31, 2017			December 31, 2016
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	36,136	29,414	65,550	73,707
Rumo Malha Paulista	28,726	19,413	48,139	52,979

	64,862	48,827	113,689	126,686
Court Discussion
Rumo Malha Paulista	1,415,664	119,806	1,535,470	1,345,722
Rumo Malha Oeste	1,208,891	75,284	1,284,175	1,135,398

	2,624,555	195,090	2,819,645	2,481,120

Total	2,689,417	243,917	2,933,334	2,607,806

Current			27,413	27,662

Non-current			2,905,921	2,580,144

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Court Discussion

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, Rumo Malha Paulista filed an interlocutory injunction and subsequently Declaratory Action before the 21st Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as provided in the bidding documents.

Rumo Malha Paulista required an injunction to suspend payment of installments due of the concession and lease agreements and to offset the credit balance resulting from labor amounts paid by Rumo with the amount charged by the Union. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease payment was deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits with a bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based on clauses 7 and 10 of the bidding documents.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

Rumo Malha Oeste also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender—additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills—LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, with the amounts involved and certain related aspects still to be determined. In December 2015, the replacements of guarantee letters presented by Rumo were replaced with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and must still be offset against the company’s right to be reimbursed.

Judicial deposits at December 31, 2017 concerning the above claims totaled:

	December 31, 2017	December 31, 2016
Rumo Paulista	119,806	118,820
Rumo Oeste	20,690	19,464

	140,496	138,284

The judicial deposits are recorded in the “regulatory” group, as described in note 24.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

20	Commitments

(a)	Commitments for the acquisition of assets and regulatory targets

With the postponement of the 2015 Five-Year Tariff Review as a result of the publication of Resolutions ARSESP 493 and 494, both of May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “provisional adjustment of marketing margins of São Paulo Gas Company – Comgás,” there is no set regulatory commitment as of December 31, 2017 and 2016.

Regulatory assets (liabilities)

	December 31, 2017	December 31, 2016
Cost of gas to be recovered/(transferred)	(174,090)	(394,552)
Credits of taxes to be recovered/(transferred)	(48,549)	(24,061)
Adjustment to present value of taxes	1,742	1,592
Other	—	3,010

	(220,897)	(414,011)

Opening balance	(414,011)	116,947
Closing balance	(220,897)	(414,011)

Expense not recognized in the statement of income before income tax and social contribution	193,114	(530,958)

Regulatory assets (liabilities)	243,722	(480,044)
Regulatory assets (liabilities) tax	(12,222)	(12,874)

	231,500	(492,918)
Adjustment	(26,270)	(32,163)
Adjustment to present value (AVP) with tax credits	151	1,400
Extemporaneous credits	(12,267)	(7,277)

	193,114	(530,958)

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Commitments with supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$ 5.3 billion, which amount includes the minimum established in contract in both commodity and transportation.

(c)	Commitments to rental agreements

As of December 31, 2017, the subsidiary Comgás has nine real estate lease contracts for which expenses recognized during the year ended on that date totaled R$ 2,847 (December 31, 2016—R$ 5,201).

The terms of the lease are from one to six years, and most leases are renewable at the end of the lease period at the market rate.

The total future minimum lease payments under the operating leases are:

	December 31, 2017	December 31, 2016
Gross lease obligations—minimum lease payments
More than one year	3,035	2,798
More than one year and less than five years	8,010	907
More than five years	5,013	—

	16,058	3,705

21	Trade payables

	December 31, 2017	December 31, 2016
Natural gas suppliers	1,563,930	1,381,397
Materials and service suppliers	1,162,496	937,034
Fuels and lubricants suppliers	1,814	706
Judicial deposits(i)	(294,976)	(294,976)
Other	731	8,949

	2,433,995	2,033,110

Current	2,433,995	2.032.542

Non-current	—	568

(i)	There are ongoing proceeding between Comgás and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At December 31, 2017, the balance of the judicial discussion is R$ 1,154,603 (R$ 1,045,311 on December 31, 2016). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2016) and the guaranteed value through surety is of R$ 859,627 (R$ 750,335 on December 31, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

22	Other taxes payable

	December 31, 2017	December 31, 2016
Tax amnesty and refinancing program—Refis	229,745	215,565
ICMS – State VAT	121,550	84,700
COFINS—Revenue tax	146,641	54,208
PIS—Revenue tax	31,563	11,337
INSS—Social security	7,697	7,033
ISS—Services tax	4,494	3,364
IOF—Financial tax	2,224	2,992
Other	36,601	35,746

	580,515	414,945

Current	418,878	261,169

Non-Current	161,637	153,776

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2017	December 31, 2016
13 to 24 months	19,748	20,728
25 to 36 months	16,038	17,344
37 to 48 months	11,204	11,714
49 to 60 months	11,021	11,393
61 to 72 months	11,021	11,220
73 to 84 months	10,580	11,220
85 to 96 months	8,377	10,767
Thereafter	73,648	59,390

	161,637	153,776

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	December 31, 2017	December 31, 2016	December 31, 2015
Profit before taxes	1,474,652	555,987	668,484
Income tax and social contribution at nominal rate (34%)	(501,382)	(189,036)	(227,285)
Adjustments to reconcile nominal and effective tax rate
Interest in earnings of investees (non-taxable income)	340,766	532,335	239,069
Differences in tax rates on earnings / losses of overseas companies	(89,070)	(150,233)	24,699
Granted income tax incentive	74,416	10,098	20,219
Share-based payment transactions	(4,022)	(3,950)	(4,305)
Interest on shareholders’ equity	(21,495)	(45,573)	(10,375)
Non-deductible expenses (donations, gifts, etc.)	(52,226)	(28,103)	(30,878)
Tax losses not recorded(i)	(177,824)	(185,089)	(95,752)
Compensation action	—	—	114,844
Goodwill amortization effect	1,853	1,853	—
Tax effects of discounts granted - PERT	(4,438)	—	—
Tax loss carryforwards from previous years recorded	(3,554)	—	—
Other	8,621	(4,004)	174

Income tax and social contribution benefit (expense) - current and deferred	(428,355)	(61,702)	30,410

Effective rate - %	(29.05)	(11.10)	4.55

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

b)	Deferred income tax assets and liabilities:

	December 31, 2017	December 31, 2016
Assets credit of:
Income tax loss carry forwards	2,112,707	1,900,366
Social contribution tax loss carry forwards	772,304	704,480
Temporary differences
Foreign exchange—Loans and borrowings	548,568	590,696
Legal proceedings provision	365,997	367,060
Tax deductible goodwill	56,276	225,104
Impairment provision	250,236	319,070
Provisions for employee benefits	153,434	138,655
Allowance for doubtful accounts	25,991	77,168
Regulatory asset (liability)	65,318	71,039
Impairment of tax credit	61,324	51,057
Share-based payment transactions	291	—
Profit sharing	41,506	28,732
Interest on preferred shareholders payable in subsidiaries	218,599	219,019
Property, plant and equipment—useful life review	160,490	27,987
Contractual dispute	115,490	120,952
Other	297,932	264,094

Total	5,246,463	5,105,479

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(-) Deferred taxes assets not recognized	(1,961,325)	(1,781,670)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	110,149	144,952
Tax deductible goodwill	(369,044)	(348,192)
Lease	(277,091)	(138,525)
Concession contract	(8,681)	(10,617)
Unrealized gains on derivatives instruments	(102,410)	(47,757)
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,723,742)	(3,764,925)
Other	(45,513)	(84,272)

Total	(5,551,368)	(5,384,372)

Total of deferred taxes recorded	(2,266,230)	(2,060,563)

Deferred income tax—Assets	1,636,080	1,490,002

Deferred income tax—Liabilities	(3,902,310)	(3,550,565)

c)	Changes in deferred income taxes, net:

At January 1, 2016	(2,434,456)

Recorded through income	166,932
Other comprehensive income	28,988
Discontinued operation	158,164
Business combinations	(32,371)
Other(i)	52,180

At December 31, 2016	(2,060,563)

Recorded through income	(426,341)
Property, plant and equipment—useful life review	132,503
Other comprehensive income	8,201
Tax loss carryforwards used to settle other tax installments	3,555
Tax loss carryforwards over change of shareholding interest in subsidiary	60,583
Other(i)	15,832

At December 31, 2017	(2,266,230)

(i)	Exchange variation effect due to the conversion of offshore investments.

d)	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all of the taxes will be realized, the tax asset is reversed. There is no deadline for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Tax	501,247	479,532	387,451	376,454
Civil, regulatory and environmental	375,561	344,048	180,277	173,884
Labor	471,349	444,984	198,379	164,346

	1,348,157	1,268,564	766,107	714,684

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At January 01, 2016	441,674	284,344	467,913	1,193,931
Accruals	11,256	38,746	126,076	176,078
Disposal / Reversals	(8,277)	(35,111)	(188,837)	(232,225)
Indexation and interest charges (i)	34,879	56,069	39,832	130,780

December 31, 2016	479,532	344,048	444,984	1,268,564

Accruals	15,821	77,535	140,445	233,801
Disposal / Reversals	(14,047)	(45,305)	(148,204)	(207,556)
Indexation and interest charges (i)	19,941	(717)	34,124	53,348

December 31, 2017	501,247	375,561	471,349	1,348,157

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	December 31, 2017	December 31, 2016
Compensation with FINSOCIAL (i)	280,158	269,275
State VAT - ICMS credits (ii)	99,423	84,778
INSS - Social security (iii)	65,149	63,103
PIS and COFINS	2,051	2,449
IPI - Excise tax credit - NT	678	1,155
Federal income taxes	1,521	329
Other	52,267	58,443

	501,247	479,532

(i)	During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.
(ii)	The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption,” therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool; (c) assessment notice related to the ICMS offset arising from the fact that the forward presumed profit is bigger than the consummated profit, under tributary substitution regime.
(iii)	The amounts that have been provisioned are mainly related to social security contributions levied on company´s earnings, pursuant to Article 22-A of the 8.212/91 Law, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	December 31, 2017	December 31, 2016
ICMS—State VAT (i)	2,606,545	2,136,241
Federal income taxes (iii)	2,697,278	2,188,011
Foreign financial operation (ii)	280,414	986,179
PIS and COFINS—Revenue taxes (iv)	853,494	850,063
IRRF—Withholding tax (v)	914,545	861,531
INSS—Social security and other (vi)	581,542	615,403
IPI—Excise tax credit—NT (vii)	523,121	512,209
Goodwill Rumo (viii)	512,120	483,723
Penalties related to tax positions (ix)	429,249	397,441
Compensation with IPI—IN 67/98 (x)	132,270	128,456
MP 470—Tax installments (xi)	290,389	120,132
Rumo Intermodal (xii)	—	81,247
Stock option	65,776	62,216
Financial transactions tax on loan	51,330	54,896
Social security contributions	45,985	43,764
Compensation credit award	41,350	38,505
Other	1,040,422	992,682

	11,065,830	10,552,699

(i)	In summary, these demands relate basically:

•	Tax assessments issued against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and industrial tolling services partnership in specified periods between May and December of 2006 and 2007. In these cases the company is jointly and severally liable;

•	ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked;

•	Disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business.

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	ICMS related to the fiscal war between the states;

•	The subsidiary CLE has been discussing administratively the ICMS tax credits arising from the transfer of excess credits to its centralizing unit in the period from May 2012 to January 2013.

•	The State Tax Administration assessed the rail concessions for non-taxation of ICMS on invoices for the provision of rail freight services for export. There is a favorable position for taxpayers in the higher courts; and

•	Assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

Tax assessment notice issued by the São Paulo State Treasury Department, against Rumo Malha Paulista, covering the period from February 2011 to July 2015, with the indication of infractions for alleged lack of payment of ICMS on railroad services for export and ICMS credits accrual considered undue.

(ii)	Tax assessment notices issued requiring additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper exclusion of financial costs arising from loans with foreign financial institutions from the corporate income tax and social contribution calculation basis, (b) improper exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from the corporate income tax and social contribution calculation basis (c) no inclusion, in the corporate income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper offsetting from corporate income tax and the social contribution calculation basis by using PIS and COFINS credits.

A favorable decision in the Administrative Court (CARF) may change its classification for remote losses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	The Company, and its controlled companies, received assessment notices based on the following: (a) tax benefits that arose from the deduction of goodwill amortization, (b) exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation, and (c) the subsidiary Comgás was known of the no recognition of the offsetting procedures made in 2015, using income taxes credits (IRPJ);

(iv)	Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level.

Tax authorities assessed the Rumo Malha Paulista for non-taxation of PIS and COFINS on revenues from mutual traffic and rite of passage billed against Rumo Malha Norte. The chance of loss is considered possible as tax already has been collected by the concessionaire responsible for transporting from origin.

(v)	The subsidiary CLE received an assessment notice related to the withholding income tax on an alleged capital gain arising from the acquisition of assets of foreign companies.

The subsidiary Comgás received an assessment notice related to the withholding income tax on an alleged capital gain of a former shareholder due to contractual arrangements.

Rumo Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

(vi)	The legal proceeding related to INSS payment with possible unfavorable outcome involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity;

(vii)	Legal demands related to the SRF Normative Instruction no. 67/98 that allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997.

(viii)	Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(ix)	The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(x)	SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

(xi)	The Tax Authority partially rejected the Company requests for payment of its federal tax debts, pursuant to provisional measure n. 470 (MP 470), on the ground that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.

(xii)	Decrease related to favorable decisions from administrative sphere.

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

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which an unfavorable outcome is considered possible, are as follows:

	December 31, 2017	December 31, 2016
Civil (i)	2,865,572	2,831,407
Labor	1,061,910	1,089,119
Regulatory	543,028	397,414
Environmental	378,462	351,915

	4,848,972	4,669,855

(i)	The subsidiaries are party to several civil lawsuits, which relate to, among other actions: collisions at level crossings, railroad crossings, traffic accidents, possessory actions in general, extrajudicial title enforcement actions, rights and contractual obligations with clients. For the civil actions, management, based on the opinion of its legal advisors, assessed the circumstances and recorded provisions for probable losses in sufficient and adequate amounts, representing, at the balance sheet date, its best estimate of disbursement that may be required to settle the claims.

25	Preferred shareholders payable in subsidiaries

The Company contributed all of its common shares issued by Raízen Energia and Raízen Combustíveis and debts, net of financial resources, in the amount of R$ 1,979,519, represented by debentures and working capital, to the subsidiary Cosan Investimentos e Participações S.A. (“CIP”).

On June 27, 2014, the Company executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by CIP.

The financial liability will be measured taking into account the “debit balance” of the initial contribution plus the financial update fewer dividends paid (also updated). The Company will be required to pay the Investors if they exercise the option to sell the investment in 2021.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26	Shareholders’ equity

a)	Share capital

At December 31, 2017, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Controlling Group	14,514,418	8.32	96,332,044	100.00
Renaissance Technologies LLC	10,885,899	6.24	—	—
M&G Investment Management Limited	7,515,399	4.31	—	—
Eastspring Investments (Singapore) Limited	4,585,200	2.63	—	—
Free Float	109,366,221	62.73	—	—

Total shares outstanding	146,867,137	84.23	96,332,044	100.00

Treasury shares	27,488,204	15.77	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2017, the capital authorized is U.S.$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value U.S.$ 0.01 each and 188,886,360 Class B Shares or par value US$ 0.01 each . The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 27,488,204 Class A treasury shares as of December 31, 2017 (5,996,502 as of December 31, 2016) with a market value of U.S.$ 9.70 per share as of December 31, 2017 (U.S.$ 7.51 per share as of December 31, 2016).

On December 22, 2017 the Company finished its tender offer to purchase own shares, and 22,025,248 common shares was bought for U.S.$ 9.65 per share. The transaction generated a cash outflow, as shown in the financing activity of statement of cash flow, in the amount of U.S.$ 212,544 thousands or R$ 707,770.

c)	Other comprehensive (loss) income

	December 31, 2016	Comprehensive (loss) income	December 31, 2017
Foreign currency translation effects	(322,258)	(50,085)	(372,343)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	204,611	14,610
Actuarial loss on defined benefit plan	(29,017)	(15,920)	(44,937)
Gain on share subscription of a subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	3,459	841

Total	(537,894)	151,065	(386,829)

Attributable to:
Owners of the Company	(480,454)	86,242	(394,212)
Non-controlling interests	(57,440)	64,823	7,383

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015	Comprehensive (loss) income	December 31, 2016
Foreign currency translation effects	(468,350)	146,092	(322,258)
Loss on cash flow hedge in joint ventures and subsidiaries	(235,779)	45,778	(190,001)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	(190,735)	—
Actuarial loss on defined benefit plan	28,032	(57,049)	(29,017)
Gain on share subscription of subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	(9,366)	(2,618)

Total	(478,614)	(59,280)	(537,894)

Attributable to:
Owners of the Company	(478,207)	(2,247)	(480,454)
Non-controlling interests	(407)	(57,033)	(57,440)

27	Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 26).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 26). The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2017	December 31, 2016	December 31, 2015
Profit attributable from continued operation to ordinary equity holders for basic earnings	551,021	325,132	381,392
Profit attributable from discontinued operation to ordinary equity holders for basic earnings	—	(47,328)	24,326
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(1,352)	(3,096)	(394)
Dilutive effect of subsidiary’s stock option plan—Discontinued operation	—	200	—
Dilutive effect of put option	—	(15,601)	(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	549,669	306,435	365,397

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution	—	(47,128)	24,326

Basic number of shares outstanding—In thousands of shares	262,999	264,691	264,691
Effect of dilution:
Dilutive effect of stock option plan	5,553	—	—

Diluted number of shares outstanding—In thousands of shares	268,552	264,691	264,691

Basic earnings per share from:
Continuing operations	R$2.0951	R$1.2283	R$1.4409
Discontinuing operations	—	(R$ 0.1788)	R$0.0919

	R$2.0951	R$1.0495	R$1.5328
Diluted earnings per share from:
Continuing operations	R$2.0468	R$1.1577	R$1.3805
Discontinuing operations	—	(R$ 0.1780)	R$0.0919

	R$2.0468	R$0.9797	R$1.4724

The non-controlling interests of the indirect subsidiary Brado Logística S.A. have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the year ended December 31, 2017, 3,558,449 share options from indirect subsidiary Rumo S.A. and 20,621,948 share options from indirect subsidiary Brado Logística S.A. were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the year ended December 31, 2017, 11,171,300 shares related to the share repurchase plan of subsidiary Cosan S.A. have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28	Net sales

	December 31, 2017	December 31, 2016	December 31, 2015
Gross revenue from sales of products and services	15,835,343	14,673,819	14,387,630
Construction revenue	351,193	339,025	408,086
Indirect taxes and deductions (i)	(2,604,073)	(2,494,705)	(2,440,180)

Net revenue	13,582,463	12,518,139	12,355,536

(i)	On April 1, 2017, the effective tax rate ICMS – State tax on gas sales was changed from 12% to 15%.

29	Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Raw materials and consumables used	(4,757,593)	(4,320,833)	(5,654,826)
Employee benefit expense	(1,985,230)	(1,934,690)	(1,506,791)
Transportation expenses	(1,533,050)	(1,394,544)	(1,193,670)
Depreciation and amortization	(1,889,525)	(1,697,983)	(1,129,015)
Construction cost—IFRIC 12	(351,193)	(339,025)	(408,086)
Selling expenses	(82,941)	(72,683)	(65,096)
Leases and concessions expenses	(193,252)	(193,637)	(141,010)
Leases expenses	(15,234)	(38,977)	(18,135)
Other	(428,145)	(363,394)	(341,418)

	(11,236,163)	(10,355,766)	(10,458,047)
Cost of sales	(9,232,210)	(8,317,490)	(8,645,653)
Selling	(1,068,663)	(1,037,542)	(900,728)
General and administrative	(935,290)	(1,000,734)	(911,666)

	(11,236,163)	(10,355,766)	(10,458,047)

30	Other income (expenses), net

	December 31, 2017	December 31, 2016	December 31, 2015
Sales of credit rights (Note 10)	1,039,966	—	—
Income from sale of scrap / eventual income	41,040	—	—
Insurance reimbursement income	22,852	12,794	28,776
(Loss) gain from port operations	(1,028)	—	—
Rental income	2,622	2,889	2,760
Loss on disposal of non-current assets and intangibles	(32,558)	(22,961)	(9,672)
Settlement of pre-existing relationship with business combinations	—	—	29,838
Cost related to internal organization and prospective acquisitions	—	—	(141,988)
Gains on compensation claims	—	—	345,193
Net effect of legal proceedings, recoverable and tax installments	(172,659)	(111,841)	(41,569)
Other	(22,636)	2,817	38,980

	877,599	(116,302)	252,318

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

31	Finance results

	December 31, 2017	December 31, 2016	December 31, 2015
Cost of gross debt
Interest on debt	(1,787,347)	(1,835,474)	(1,287,842)
Monetary and exchange rate variation	(198,858)	865,158	(1,642,998)
Derivatives and fair value measurement	(34,738)	(1,463,395)	1,258,308
Amortization of borrowing costs	(38,886)	(73,832)	—
Discounts obtained from financial operations	—	85,962	—
Guarantees and warranties on debt	(157,512)	(50,819)	(23,708)

	(2,217,341)	(2,472,400)	(1,696,240)
Income from financial investment and exchange rate in cash and cash equivalents	578,611	534,657	345,252

	578,611	534,657	345,252

Cost of debt, net	(1,638,730)	(1,937,743)	(1,350,988)
Other charges and monetary variations
Interest on other receivables	120,030	263,180	170,673
Monetary variation on leases and concessions agreements	(244,198)	(296,118)	(180,311)
Monetary variation on leases	(131,185)	(207,686)	(117,589)
Bank charges and others	(355,195)	(314,014)	(143,445)
Advances on real state credits	(20,171)	(39,671)	(40,392)
Interest on contingencies and contracts	(52,667)	(91,977)	(85,551)
Interest on other liabilities	(409,697)	(414,540)	(470,712)
Interest on shareholders’ equity	(16,883)	(9,448)	(7,578)
Exchange variation	(2,803)	(7,759)	41,427

	(1,112,769)	(1,118,033)	(833,478)

(=) Financial results, net	(2,751,499)	(3,055,776)	(2,184,466)
Finance expense	(3,704,515)	(3,673,356)	(2,637,317)
Finance income	870,739	1,102,918	576,614
Exchange variation	(199,777)	997,109	(746,058)
Derivatives	282,054	(1,482,447)	622,295

Financial results, net	(2,751,499)	(3,055,776)	(2,184,466)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

32	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	December 31, 2017	December 31, 2016
Assets
Fair value through profit or loss
Investment funds	1,852,114	3,203,907
Marketable securities	3,853,343	1,291,580
Derivate financial instruments	1,162,213	751,080

	6,867,670	5,246,567
Loans and receivables
Cash and cash equivalents	2,703,063	1,295,681
Trade receivables	1,322,420	1,185,430
Restricted cash	225,634	200,999
Receivables from related parties	199,814	242,257
Other financial assets	1,340,000	—
Dividends receivable	13,466	144,160

	5,804,397	3,068,527
Total	12,672,067	8,315,094

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017	December 31, 2016
Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	15,132,277	14,525,030
Leases	944,138	1,397,543
Real state credit certificates	86,745	195,745
Trade payables	2,433,995	2,033,110
Other financial liabilities	382,702	203,303
Payables to related parties	328,263	237,081
Dividends payable	191,478	93,500
Tax installments—REFIS	229,745	215,565
Trade payables—Corporate operation / Agreements	210,476	—
Preferred shareholders payable in subsidiaries	1,442,679	1,769,427

	21,382,498	20,670,304
Fair value through profit or loss
Loans, borrowings and debentures	6,556,669	3,813,467
Contingent consideration	116,542	166,807
Derivative financial instruments	115,085	295,844

	6,788,296	4,276,118
	28,170,794	24,946,422

During the year ended at December 31, 2017, there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As at December 31, 2017 and December 31, 2016, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Exchange rate derivatives
Forward agreements	494,302	438,689	(457)	(14,983)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,446,369	1,988,540	330,712	104,491
Swap agreements (exchange and interest rate)	7,217,792	4,315,575	716,873	365,728

	9,664,161	6,304,115	1,047,585	470,219
Total financial instruments			1,047,128	455,236

Assets			1,162,213	751,080

Liabilities			(115,085)	(295,844)

Credit risk

	December 31, 2017	December 31, 2016
Cash and cash equivalents(i)	4,555,177	4,499,588
Trade receivables(ii)	1,322,420	1,185,430
Derivative financial instruments(i)	1,162,213	751,080
Marketable securities (i)	3,853,343	1,291,580
Receivables from related parties (ii)	199,814	242,257
Dividends	13,466	144,160
Restricted cash (i)	225,634	200,999

	11,332,067	8,315,094

(i)	The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2017	December 31, 2016
AAA	3,499,345	—
AA	6,159,553	5,499,565
A	—	983,384
B	2,007	—
BB+	4,180	—
BBB	—	260,298

	9,665,085	6,743,247

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

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

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the subsidiary Cosan Logística to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2017					December 31, 2016
	Up to 1 year	1 – 2 years	3 – 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,223,101)	(3,157,530)	(9,832,496)	(13,341,433)	(31,554,560)	(29,957,136)
Trade payables	(2,433,995)	—	—	—	(2,433,995)	(2,033,110)
Other financial liabilities	(382,702)	—	—	—	(382,702)	(203,303)
Tax installments – REFIS	(81,290)	(21,538)	(39,173)	(102,956)	(244,957)	(235,919)
Leases	(418,890)	(299,585)	(442,445)	(282,550)	(1,443,470)	(1,824,890)
Derivative financial instruments	87,144	(32,924)	(385,421)	220,292	(110,909)	—
Real estate credits certificates	(92,844)	—	—	—	(92,844)	(243,628)
Payables to related parties	(328,263)	—	—	—	(328,263)	(237,081)
Dividends payable	(191,478)	—	—	—	(191,478)	(93,500)

	(9,065,419)	(3,511,577)	(10,699,535)	(13,506,647)	(36,783,178)	(34,828,567)

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Foreign exchange risk

As at December 31, 2017 and December 31, 2016, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	782,103	424,334
Trade receivables	25,797	11,940
Advances to suppliers	—	58,866
Trade payables	(13,230)	(22,005)
Loans, borrowings and debentures	(8,919,712)	(6,323,330)
Advances from clients	(6,310)	—
Contingent consideration	(64,213)	(68,388)
Payables to related parties	(210,497)	—
Derivative financial instruments (i)	7,323,116	6,413,619

Foreign exchange exposure, net	(1,082,946)	495,036

(i)	These balances are equivalent to the notional amount in US Dollars converted to R$ at the Dollar rate of December 31, 2017 and December 31, 2016 respectively.

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at December 31, 2017, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2017, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2017	Scenario
		Probable	25%	50%	-25%	-50%
US$	3.3080	3.4000	4.2500	5.1000	2.5500	1.7000

The external source used by the company for market projections was a specialized consultant.

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	US$ fluctuation	21,135	195,267	390,536	(195,268)	(390,536)
Trade receivables	US$ fluctuation	720	6,629	13,259	(6,628)	(13,258)
Trade payables	US$ fluctuation	(368)	(3,399)	(6,799)	3,399	6,799
Exchange rate derivatives(i)	US$ fluctuation	490,619	1,964,557	3,929,112	(1,964,557)	(3,929,112)
Loans, borrowings and debentures	US$ fluctuation	(210,350)	(1,943,448)	(3,886,897)	1,943,448	3,886,897
Advances from clients	US$ fluctuation	(176)	(1,621)	(3,243)	1,621	3,243
Contingent consideration	US$ fluctuation	(1,786)	(16,499)	(32,999)	16,500	33,000

Impacts on profit or loss		299,794	201,486	402,969	(201,485)	(402,967)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Interest rate risk

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

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2017
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	196,975	49,213	97,334	(49,214)	(98,427)
Marketable securities	58,032	14,508	29,016	(14,508)	(29,016)
Restricted cash	10,554	2,638	5,277	(2,638)	(5,277)
Leases	(36,462)	(9,115)	(18,231)	9,115	18,231
Advances on real state credits	(5,185)	(1,296)	(2,593)	1,296	2,593
Interest rate derivatives (ii)	960,163	(979,591)	(1,831,402)	1,229,922	2,674,013
Loans, borrowings and debentures	(1,071,767)	(142,453)	(284,942)	142,453	284,942

Impacts on profit or loss	112,310	(1,066,096)	(2,005,541)	1,316,426	2,847,059

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.75%	8.44%	10.13%	5.06%	3.38%
CDI	6.33%	7.91%	9.49%	4.75%	3.16%
TJ462	7.75%	9.44%	11.13%	6.06%	4.38%
TJLP	6.75%	8.44%	10.13%	5.06%	3.38%
IPCA	4.02%	5.00%	6.00%	3.00%	2.00%
FED FUNDS	2.25%	2.81%	3.28%	1.69%	1.13%

(i)	The external source used by the company for market projections was a specialized consultant.
(ii)	The probable scenario for derivative financial instruments represents the current mark-to-market balance.

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

•	The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 17) is based on their quoted market price are as follows:

Senior Notes Due	Company	December 31, 2017	December 31, 2016
2018	Cosan S.A.	100.37%	95.68%
2023	Cosan S.A.	101.54%	96.05%
2024	Rumo S.A.	107.86%	—
2027	Cosan S.A.	108.14%	100.65%
2024	Cosan	102.79%	—

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 17) is based on their quoted market price as December 31, 2017 of 102.83% (100.03% at December 31, 2016) of the face value of obligations at December 31, 2017.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 17).

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

The Company annually evaluates the credit risk of its counterparties and a possible impact on the fair value of debts and derivatives. In most cases, since the Company is a borrower, the result, in addition to immaterial, reduces its liabilities.

In order to measure the credit risk of the parties involved in the derivative instruments, the Company uses the forward rate structure disclosed by B3 and adds discount rates that reflect the risk counterparty credits that are applied to each of the maturities in the calculation of the fair value of all financial instruments. The Company adopts counterparty ratings for positive flows and its own rating for negative flows, available on the market and disclosed by renowned rating agencies, as a necessary premise to extract the probability of default.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		December 31, 2017		December 31, 2016
	December 31, 2017	December 31, 2016	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	1,852,114	3,203,907	1,852,114	—	3,203,907	—
Marketable securities	3,853,343	1,291,580	3,853,343	—	1,291,580	—
Derivate financial instruments	1,162,213	751,080	1,162,213	—	751,080	—

Total	6,867,670	5,246,567	6,867,670	—	5,246,567	—

Liabilities
Loans, borrowings and debentures	(6,556,669)	(3,813,467)	(6,556,669)	—	(3,813,467)	—
Contingent consideration (i)	(116,542)	(166,807)	—	(116,542)	—	(166,807)
Derivative financial instruments	(115,085)	(295,844)	(115,085)	—	(295,844)	—

Total	(6,788,296)	(4,276,118)	(6,671,754)	(116,542)	(4,109,311)	(166,807)

(i)	The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk.

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At January 1, 2017	1,534,072	(146,697)	1,387,375
Initial measurement	2,461,836	—	2,461,836
Interest amortization	(173,186)	(82,755)	(255,941)
Fair value	395,499	82,928	478,427

At December 31, 2017	4,218,221	(146,524)	4,071,697

In May 2017 the indirect subsidiary Comgás designated hedge accounting of fair value for its “Debentures 5ª issuance” loan agreement. Using derivative operations, Comgás protected its future cash flow by changing the interest risk linked to the IPCA (National Wide Consumer Price Index) by percentages of the CDI (Interbank deposit rate).

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

33	Post-employment benefits

	December 31, 2017	December 31, 2016
Futura	44,431	43,401
Futura II	1,237	163
Comgás	439,791	397,916

	485,459	441,480

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

During the year ended December 31, 2017, the amount of sponsor contributions to the plans was R$ 327 (R$ 212 on December 31, 2016).

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

The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon – Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2017, the amounts of contributions totaled R$ 3,896 (R$ 4,571 for the year ended December 31, 2016). The weighted average duration of obligation is 11.3 years. In 2018 the subsidiary expects to make a contribution in the amount of R$ 4,051 in relation to its defined benefit plan

•	Comgás:

Obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded in accordance with CVM Deliberation 695.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2017, the amounts of contributions totaled R$ 22,796 (R$ 23,588 for the year ended December 31, 2016). The weighted average duration of obligation is 13.7 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2017	December 31, 2016
Actuarial obligation at beginning of the year	830,585	654,329
Current service cost	271	238
Interest expense	86,138	84,017
Actuarial (gain) loss arising from financial assumptions	72,223	(2,340)
Actuarial (gain) loss arising from experience adjustment	(30,303)	52,301
Benefits payment	(56,128)	(55,648)

Actuarial obligation at the end of the year	902,786	732,897

Fair value of plan assets at beginning of the year	(388,142)	(361,026)
Interest income	(40,577)	(45,453)
Earnings on assets greater than discount rate	(16,634)	(9,151)
Contributions paid	(3,896)	(4,572)
Benefit payments	33,332	32,060

Fair value of plan assets end of the year	(415,917)	(388,142)

Superplus (deficit) for the year	486,869	344,755

Net defined benefit liability	486,869	344,755

Total expense recognized in profit or loss is as follow:

	December 31, 2017	December 31, 2016
Current service cost	(271)	(238)
Interest expense	(46,312)	(39,892)

	(46,583)	(40,130)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2017	December 31, 2016
Accumulated at the initial of the year	252,473	116,430
Actuarial (gain) loss arising from financial assumptions	(7,865)	94,070
Actuarial (gain) loss arising from experience adjustment	(1,845)	51,124
Earnings on assets greater than discount rate	(16,634)	(9,151)

Accumulated at the end of the year	226,129	252,473

The plan assets are comprised of the following:

	December 31, 2017		December 31, 2016
	Amount	%	Amount	%
Fixed income bonds	408,347	93.95	364,659	93.95
Variable-income securities	3,411	5.00	19,407	5.00
Other	4,159	1.05	4,075	1.05

	415,917	100.00	388,141	100.00

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		Comgás
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Discount rate	9.55%	10.84%	9.52%	10.83%
Inflation rate	4.00%	4.50%	4.00%	4.50%
Future salary increases	N/A	N/A	7.12%	7.64%
Increase in pension plans	4.00%	4.50%	4.00%	4.50%

Sensitivity analysis

Changes in the discount rate for the balance sheet date in one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.05%	0.05%
Futura	(21,739)	23,800
Futura II	(93)	98
Comgás	(27,459)	30,977

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

34	Share-based payment

On December 31, 2017 the Company and its subsidiaries have share-based payment plans (i) Stock Option Plan which provides an option to executives to buy the shares of the Company and its subsidiaries; (ii) Stock Based Compensation Plan which provides to executives a grant of shares of the Company and its subsidiaries.

The plans have been administered by the Board of Directors of each Company and its subsidiaries, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

34.1	Stock option plan

a)	Cosan S.A. (equity-settled)

The stock option plan includes shares issued by the Cosan’s subsidiary up to the limit of 5% of the total shares. The objectives of the plan are: (i) to attract, retain and motivate the beneficiaries; (ii) generate shareholder value; and (iii) encourage entrepreneurship of the business.

The number of options granted in the stock option plan is determined by the Board of Directors or specific Committee, with the option exercise price equivalent to the average closing price of the share in the last thirty three B3 trading sessions prior to the date of grant (“Grant date”). The exercise price is updated monthly by the variation of the Extended Consumer Price Index (“IPCA”) between the grant date and the month prior to the notification of exercise of the option by the beneficiary.

The vesting period and the position of the outstanding options are as follows:

Share option programs	Expected life (years)	Interest rate—%	Expected volatility—%	Number of instruments on December 31, 2017			Market price on grant date	Exercise price at December 31, 2017	Fair value at grant date—R$(i)
				Granted	Exercisable or Cancelled options	Outstanding
August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(4,417,000)	408,000	22.80	26.05	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(2,000,000)	3,000,000	22.80	26.05	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(420,000)	280,000	38.89	47.32	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	(110,000)	860,000	45.22	54.00	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	(70,000)	890,000	39.02	43.74	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	(85,000)	674,000	19.96	18.90	7.67

				13,214,000	(7,102,000)	6,112,000

(i)	The fair value measurement was performed on the Black-Scholes pricing model.

(b)	Measurement of the fair value

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

i.	Expected exercise—the expected timeframe for the exercise of the options was determined by considering the premise that executives exercise their options after the grace period.

ii.	Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

iii.	Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

iv.	Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at B3 on the grant date and for the equivalent term of the option maturity.

(c)	Reconciliation of outstanding stock option

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price—R$
At December 31, 2016	7,978,000	32.28
Cancellation or settlements	(461,000)	—
Share options exercised	(1,405,000)	25.91

At December 31, 2017	6,112,000	32.70

The options existing as of December 31, 2017 have an exercise price between R$ 18.90 and R$ 48.31 (R$ 19.31 to R$ 47.82 as of December 31, 2016) and the remaining weighted average contractual term for the remaining stock options as of December 31, 2017 was 2.6 (3.4 years as of December 31, 2016). The weighted average prices at the exercise date for stock options exercised in the year ended December 31, 2017 was R$ 29.84 (R$ 29.05 as of December 31, 2016).

(d)	Expenses recorded in income statement

For the year ended December 31, 2017, R$ 5,972 (R$ 8,369 on December 31, 2016 and R$ 11,289 on December 31, 2015) has been recognized as an expense related to the stock option plan.

34.2.	Stock-Grant Plan

The stock grants are plans under which shares may be issued by the company and its subsidiaries to the executives for the services provided with no cash consideration.

Shares issued by the company and its subsidiaries to the executives are acquired on-market prior to the issue. Shares held by the company and its subsidiaries and not yet issued to executives at the end of the reporting period are shown as treasury shares in the financial statements.

Under the plan, eligible executives may be granted ordinary shares or cash, at the choice of the Company, for no cash consideration. The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the company’s shares are traded on the B3 during the last 30 days up to and including the date of grant. The shares are recognized at the closing share price on the grant date (grant date fair value) as an issue of treasury shares by the trust and as part of employee benefit costs in the period the shares are granted.

34.2.1.	Cosan Limited

34.2.1.1.	Cash-settled

(a)	Description

In September 2017, the board of directors decided to reward executives for their contribution to the performance of the Company by granting them 255,000 share appreciation rights. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase share price between the grant date and the vesting date.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Measurement of the fair value

The “Black and Scholes” methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

(c)	Reconciliation of outstanding shares

Stock grant program	Expected life (years)	Number of instruments on December 31, 2017			Market price on grant date – U.S.$	Fair value at grant date –U.S.$
		Granted	Vested or Cancelled	Outstanding
September 29, 2017	5	255,000	—	255,000	8.10	8.10

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 464 (zero in 2016) on the general and administrative expenses.

34.2.1.2.	Equity-settled

(a)	Description

In August 2016, the Company established a Long-term Retention Plan (“Plan” or “Partnership Plan”), targeting remuneration and retention of certain executives with a high level of strategic importance for the Company. Each executive signed a governance and long-term retention agreement and will be eligible to receive 1% of Cosan’s capital stock (or cash equivalent) throughout next 10 years.

In August 2017, the Board of Directors reviewed the existing to become a discretionary Plan based on the following characteristics, which are: (i) the Board of Directors will decide the number of shares to be granted for each executive of Cosan, up to 1% of the share capital (or cash equivalent); (ii) the Board of Directors may decide whether or not to deliver shares or cash in certain years, which may or may not be compensated in subsequent years.

The Plan foresees 13,534,365 shares which will be granted in full and free of charge over a 10 years term, as from the approval of the grant, conditioned to the exercise of the functions of the beneficiary in the Company, under the terms of each Share Granting Program. The shares to be granted depends on the approval of the Board of Directors as described in the paragraph above.

(b)	Measurement of the fair value

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

i.	Expected exercise - the expected timeframe for the exercise of the grant was determined by considering the premise that executives exercise their grant after the grace period.

ii.	Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

iii.	Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at B3 on the grant date and for the equivalent term of the share maturity.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(c)	Reconciliation of outstanding shares

Stock grant program	Expected life (years)	Number of instruments on December 31, 2017			Market price on grant date – U.S.$	Fair value at grant date – U.S.$
		Granted	Vested	Outstanding
August 18, 2016	10	577,101	(577,101)	—	7.32	7.32

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 48,933 (zero in 2016) on the general and administrative expenses being R$ 30,747 due to the expenses related to the year of 2017 and R$ 18,186 due to the modifications occurred in August, 2017.

34.2.2.	Cosan S.A.

34.2.2.1.	Equity-settled

(a)	Description

The share-based compensation plan provides for the distribution of up to 3% of the Company’s capital stock, considering the dilution effect of the distribution of shares granted under the plan. The objectives of the plan are: (i) to attract, retain and motivate the beneficiaries; (ii) generate shareholder value; and (iii) encourage entrepreneurship of the business.

The shares granted in the Stock-Based Compensation Plan will be transferred free of charge once the vesting period stipulated under the terms of each Stock Granting Program has been completed. The value of the shares distributed shall be determined by the Board of Directors or the Committee, if established, and shall be equivalent to the closing value of the issuer’s share in the trading floor – at B3 – immediately prior to the grant.

On April 27, 2017 and July 31, 2017, two new share-based payment plans were approved in the meeting of the subsidiary Cosan S.A., with 274,000 and 298,107 shares, respectively, which became effective as of the grant.

The eligible executives may be granted ordinary shares or cash, at the choice of the Company, for no cash consideration, after five years.

(b)	Measurement of the fair value

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the Stock-Based Compensation Plan. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date (R$ 32.11 and R$ 36.06).

(c)	Reconciliation of outstanding shares

The vesting period and the position of the outstanding shares are as follows:

Stock grant program	Expected life (years)	Interest rate—%	Expected volatility—%	Number of instruments on December 31, 2017			Market price on grant date	Fair value at grant date—R$
				Granted	Vested or cancellation option	Outstanding
April 27, 2017	5	15.00	32.75	274,000	(30,000)	244,000	32.11	32.11
July 31, 2017	5	15.00	33.70	298,107	(28,100)	270,007	36.06	36.06

				572,107	(58,100)	514,007

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The number of shares under the stock grant plans were as follows:

Number of shares
At December 31, 2016	—
Granted	572,107
Vested	(8,206)
Cancelled	(49,894)

At December 31, 2017	514,007

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 3,855 on the general and administrative expense.

34.2.3.	Comgás

34.2.3.1.	Equity-settled

(a)	Description

On April 20, 2017 and December 8, 2017, two new share-based compensation models were approved in the Shareholders’ Meeting of the Comgás subsidiary, which became effective as of the grant.

Comgás granted 61,300 and 97,780 shares of the Share-based Remuneration Plan, which will be fully transferred after 5 years, from the approval of the grant, conditioned to the exercise of the functions of the beneficiary in the Company , under the terms of each Share granting Program.

(b)	Measurement of the fair value

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the Stock-Based Compensation Plan. Given the characteristics of the Plan, the value of the share on the grant date (R $ 37.29 and R $ 36.37).

(c)	Reconciliation of outstanding shares

The vesting period and the position of the outstanding shares are as follows:

	Expected life (years)			Number of instruments on December 31, 2017			Market price on grant date	Fair value at grant date – R$(i)
		Interest rate—%	Expected volatility—%	Granted	Vested	Outstanding
Stock grant program
April 20, 2017	5	12.16	27.20	61,300	—	61,300	47.80	37.29
December 08, 2017	5	10.09	30.00	97,780	—	97,780	54.25	36.37

				159,080	—	159,080

(d)	Expenses recorded in income statement

For the year ended December 31, 2017, R$ 856 has been recognized as an expense related to this stock grant plan.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

34.2.4.	Cosan Logística

34.2.4.1.	Equity-settled

(a)	Description

On December 21, 2016, a new Stock-Based Compensation (“Stock Grant”) model was approved in the Shareholders’ Meeting, which began to be applied in the grants from then on. This model provides for the distribution of up to 3% of the Rumo’s capital stock, already considering the dilution effect of the distribution of the shares granted under the plan. The objectives of the plan are: (i) to attract, retain and motivate the beneficiaries; (ii) generate shareholder value; and (iii) encourage entrepreneurship of the business.

The number of shares to be distributed shall be determined by the Board of Directors or the Committee, if established, and shall be equivalent to the closing value of the issuer’s share in the trading floor—at B3—immediately prior to the grant. The shares granted in the Share-Based Compensation Plan will be transferred free of charge once the vesting period stipulated under the terms of each Stock Granting Program has been met.

(b)	Measurement of the fair value

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the Stock-Based Compensation Plan. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date.

(c)	Reconciliation of outstanding shares

The table below shows the data of the grants made by the Company:

	Expected life (years)	Number of instruments on December 31, 2017			Market price on grant date	Fair value at grant date –R$
		Granted	Vested or cancellation	Outstanding
Stock grant program
2015 Plan (i)	5	1,522,220	(161,620)	1,360,600	6.10	6.10
2016 Plan	5	1,513,180	(152,880)	1,360,300	6.10	6.10
2017 Plan	5	870,900	(4,050)	866,850	10.42	10.42

		3,906,300	(318,550)	3,587,750

(i)	Shares originally granted under the Stock Plan granted in 2015 (4,485,238 shares at the exercise price of R$ 6.30, to be adjusted by the IPCA until the date of the exercise, single acquisition period 5 years, which may be exercised between October 1, 2020 and 2022, at an estimated fair value of R$ 2.83 using the “Black and Scholes” model) were replaced by 1,522,220 shares of the Share-Based Remuneration Program ( additional to the 2016 program), granted on January 2, 2017, which will be delivered by the end of the original program deadline (September 2020).

The number of shares and restricted shares of the Company’s programs are as follows:

Number of shares
At December 31, 2016	1,522,220
Granted	2,384,080
Cancellation or settlements	(318,550)

At December 31, 2017	3,587,750

(d)	Expenses recorded in income statement

On December 31, 2017 it was recorded an amount of R$ 5,859 (R$ 3,889 for the year ended December 31, 2016) on the general and administrative expense.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

35	Subsequent events

On January 31, 2018, the amount of R$ 1,340,000 related to the assignment of credit was received, described in note 10.

On January 23, 2018, the Company performed the early settlement of the working capital loan in the amount of R$ 698,015.

On January 10, 2018, the indirect subsidiary, “Rumo S.A.,” priced and the set of foreign debt issue by its subsidiary, Rumo Luxembourg S.A., Senior Notes Due 2025 (“2025 Notes”) in the total amount of R$ 1,581,200 maturing on January 2025 with coupon of 5.88% p.a., paid semiannually and yield of 6%. The 2025 Notes were rated, BB- by Fitch Ratings and B+ by Standard & Poor’s. Rumo will use the net proceeds from this funding as defined in the offer documents. This issue is part of the Rumo’s capital structure management process and has as one of its objectives the diversification of the sources of financing of the Company’s investment plan.