Form 20-F/A
period 2017-12-31
Cosan Ltd.
filed 2018-05-30
CIK 1402902

As filed with the Securities and Exchange Commission on May 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes  ☐            No  ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Annual Report” as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2018) for the purpose of (1) filing with the SEC the financial statements for the fiscal years ended March 31, 2018, 2017 and 2016 of Group Raízen – composed by Raízen Energia and Raízen Combustíveis as Exhibit 13.3; and (2) amending our Annual Report to provide disclosure in relation to purchases of our equity securities by us or our affiliates in 2017 by amending and restating “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” as set forth below.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 27, 2018.

PART II

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2017.

Months	Total Number of Class A Common Shares Purchased (1)	Average Price Paid per Class A Common Share in U.S.$ (1)	Total Number of Class A Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Class A Common Shares that May Yet Be Purchased Under the Plans or Programs
January 2017	—	—	—	—
February 2017	—	—	—	—
March 2017	—	—	—	—
April 2017	—	—	—	—
May 2017	—	—	—	—
June 2017	—	—	—	—
July 2017	—	—	—	—
August 2017	—	—	—	—
September 2017	—	—	—	—
October 2017	—	—	—	—
November 2017	—	—	—	—
December 2017	22,025,248	9.65	—	—

Total	22,025,248	9.65	—	—

(1)	On December 22, 2017, we acquired 22,025,248 Class A common shares pursuant to a tender offer at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other related expenses. For further information on our tender offer, please see “Item 4. Information on the Company—A. History and Development of the Company—History” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Cosan Limited.”

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1 of the Annual Report.

Item 19.	Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

1.2	Bye-laws (incorporated by reference to Exhibit 3.2 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

2.1	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).

2.2	Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent. (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F for the year ended December 31, 2016).

2.3	Indenture dated September 20, 2017 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F for the year ended December 31, 2017).

4.1	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.2	Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).

4.3	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).

4.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).

4.5	Third Amendment to the Framework Agreement, dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2017).

4.6	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011, and the Amendment and Restatement Agreement to the Joint Venture Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).

4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011, and its amendments dated as of December 26, 2013, December 19, 2014 and November 22, 2016 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).

4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).

4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).

4.12	Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F for the year ended December 31, 2017).

11.1	Code of Ethics (incorporated by reference from our exhibit 11.1 to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3**	Financial Statements for the fiscal years ended March 31, 2018, 2017 and 2016 of Raízen Energia and Raízen Combustíveis

101.INS	XBRL Instance Document (filed as Exhibit 101.INS to our annual report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL to our annual report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF to our annual report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed as Exhibit 101.LAB to our annual report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed as Exhibit 101.PRE to our annual report on Form 20-F for the year ended December 31, 2017, and incorporated herein by reference).

* Portions of this item have been omitted pursuant to a request for confidential treatment.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name:	Marcelo Eduardo Martins
Title:	Chief Financial Officer

Date: May 30, 2018