Form 20-F
period 2018-12-31
Cosan Ltd.
filed 2019-04-30
CIK 1402902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares as of December 31, 2018 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share	148,343,668
Class B – series 1 – Common Shares, par value $.01 per share	96,332,044

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Presentation of Financial and Other Information

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” for Securities and Exchange Commission, or “SEC,” filings.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A., or “Cosan” or “Cosan S.A.,” Cosan Logística S.A., or “Cosan Logística,” and their respective subsidiaries and jointly-controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

We have presented our consolidated financial statements for the years ended December 31, 2018, 2017 and 2016, in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the years then ended have been audited by KPMG Auditores Independentes, or “KPMG.” KPMG is an independent registered public accounting firm, whose report is included herein.

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia,” collectively referred to as “Raízen.” Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11- Joint Arrangements, or “IFRS 11,” the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013 Cosan S.A. no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—“Investments in Associates and Joint Ventures.” For further details, see note 9 to our financial statements.

On April 1, 2015, Cosan S.A., through its then subsidiary Rumo Logística Operadora Multimodal S.A. or “Rumo Logística,” acquired 100% of the common shares of ALL – América Latina Logística S.A., or “ALL.” Accordingly, we began consolidating ALL’s results within our own results of operations as from that date.

On September 30, 2016, Cosan S.A. entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, Cosan S.A. reduced its equity interest in Radar and Radar II from 37.7% to 3.0%. Cosan S.A. retains significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the limitation on Cosan S.A.’s decision-making power set forth the shareholders’ agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

Furthermore, during 2016, Cosan S.A. identified an immaterial error related to the recognition of tax installment liabilities, related to federal taxes other than income tax, referring to 2011. Cosan S.A. has determined that it was appropriate to revise its financial statements for the years ended December 31, 2016, 2015 and 2014. The revisions to correct the error in the applicable fiscal years are reflected in the financial information herein and will be reflected in future filings containing such information.

On December 12, 2017, we exercised a put option with Shell relating to shares in Companhia de Gás de São Paulo – COMGÁS, or “Comgás,” and bought a total of 21,805,645 shares, which represents 16.77% of Comgás’s share capital for R$1,042 million. As part of the payment, we delivered to Shell 17,187,937 common shares issued by Cosan S.A., representing 4.21% of its capital stock, and also made a cash payment of R$208.7 million. Additionally, we recognized accounts payable referring to the second installment to be settled within one year after the closing of the transaction in the amount of R$208.7 million (plus interest accruing at rate of 3% per year). As a result, Shell ceased to be a shareholder in Comgás.

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

On March 19, 2018, CLE entered into an agreement with ExxonMobil pursuant to which CLE has received exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay for lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina. Pursuant to the above-mentioned agreement, Raízen Argentina Holdings S.A.U. acquired 100% of the outstanding share capital of Shell Compañía Argentina de Petróleo S.A and Energina Compañía Argentina de Petróleo S.A., or “Shell Argentina,” for an amount of U.S.$916 million. The acquisition process was completed on October 1, 2018.

On December 21, 2018, Cosan Lubes Investments Limited, or “CLI,” and CVC Fund VII, or “CVC,” entered into an investment agreement pursuant to which CVC will subscribe for shares in Moove’s capital in a total amount of R$562 million (which is equivalent to approximately 30% of Moove’s capital). Following the satisfaction of the applicable conditions provided in the investment agreement, the transaction closed on March 29, 2019. As a result and pursuant to the terms of the investment agreement, Moove received R$434 million at the closing of the transaction and may receive up to approximately R$128 million until 2021, if certain targets set forth in the investment agreement are met.

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

v

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP—Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica), or “CADE,” the National Union of Distributors of Fuels and Lubricants (Associação Nacional das Distribuidoras de Combustíveis, Lubrificantes, Logística e Conveniência), or “Plural,” the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” and the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL.” We believe that all market data in this annual report is reliable, accurate and complete.

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

The financial data at and for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

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

(2) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

(3) Comgás: distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

(4) Cosan Logística: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

(5) Moove, consisting of Cosan Lubrificantes e Especialidades S.A., or “CLE,” Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants,” (previously known as Comma Oil Chemicals Limited), TTA—SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII, S.A., or “LubrigrupoII,” Cosan Lubrificantes S.R.L, or “Cosan S.R.L” and Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube”: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the Comma trademark; and

Reconciliation

(6) Cosan Corporate: an online payment services platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan S.A. no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Interest in earnings of joint ventures” in our consolidated statement of profit or loss and other comprehensive income.

	As of and for the fiscal year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales	16,843.9	13,582.5	12,518.1	12,355.5	8,904.7
Cost of sales	(12,119.9)	(9,232.2)	(8,317.5)	(8,645.7)	(6,353.1)

Gross profit	4,724.0	4,350.3	4,200.6	3,709.8	2,551.6

Selling expenses	(1,023.5)	(1,068.7)	(1,037.5)	(900.7)	(881.5)
General and administrative expenses	(981.8)	(935.3)	(1,000.7)	(911.7)	(632.1)
Other income (expense), net	738.1	877.6	(116.3)	252.3	(152.8)
Total operations expenses	(1,267.1)	(1,126.4)	(2,154.5)	(1,560.1)	(1,666.5)

Income before equity in earnings of investees and finance results	3,456.9	3,223.9	2,046.1	2,149.7	885.1
Interest in earnings of investees	997.8	1,002.3	1,565.7	703.1	580.0
Finance results	(1,610.9)	(2,751.5)	(3,055.8)	(2,184.5)	(996.8)

Profit before taxes	2,843.8	1,474.7	556.0	668.3	468.3
Income tax (expense) benefit:
Current	(464.9)	(134.5)	(228.6)	(167.7)	(143.3)
Deferred	(295.6)	(293.9)	166.9	198.1	119.7

	(760.5)	(428.4)	(61.7)	30.4	(23.6)
Profit from continuing operations	2,083.3	1,046.3	494.2	698.7	444.7
(Loss) profit from discontinued operation, net of tax	—	—	(35.3)	100.9	180.6

Profit for the period	2,083.3	1,046.3	458.9	799.6	625.3
Net income for the period attributable to non-controlling interests	(1,107.7)	(495.3)	(181.2)	(394.0)	(465.1)

Net income for the period attributable to owners of the parent (including discontinued operations)	975.5	551.0	277.8	405.6	160.2

Consolidated Statement of Financial Position Data:
Cash and cash equivalents	3,621.8	4,555.2	4,499.6	3,505.8	1,649.3
Marketable securities	4,202.8	3,853.3	1,291.6	605.5	149.7
Inventories	716.3	663.1	630.8	656.9	353.7
Property, plant and equipment	12,417.8	11,681.6	10,726.4	9,805.9	1,435.9
Intangible assets and goodwill	17,190.4	16,973.6	17,109.4	17,309.7	10,286.4
Total assets	56,360.7	55,624.5	50,469.9	52,249.2	29,696.3
Current liabilities	6,240.8	9,022.3	6,629.1	6,922.6	2,970.9
Non-current liabilities
Loans, borrowings and debentures	22,574.3	21,688.9	18,338.5	18,829.2	8,502.6
Preferred shareholders payable in subsidiaries	1,097.5	1,442.7	1,769.6	2,042.9	1,926.9
Provision for legal proceedings	1,363.2	1,348.2	1,268.6	1,193.9	657.8
Equity attributable to owners of the parent	6,614.4	6,038.8	6,272.5	5,913.7	5,795.4
Equity attributable to non-controlling interests	11,355.0	11,020.7	9,737.3	10,275.5	7,615.0

Total shareholders’ equity	17,969.4	17,059.5	16,009.8	16,189.2	13,410.4

	As of and for the fiscal year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of reais, except where otherwise indicated)
Consolidated Other Financial Data:
Depreciation and amortization	2,061.3	1,938.4	1,735.3	1,178.1	678.1
Net debt(1)	13,324.1	13,675.9	13,861.8	15,073.0	8,073.3
Working capital(2)	5,718.8	4,011.6	2,139.9	(87.4)	594.2
Cash flow provided by (used in):
Operating activities	5,377.9	4,088.1	3,635.4	3,350.6	1,117.2
Investing activities	(1,498.8)	(3,577.4)	(727.0)	(1,003.1)	(308.5)
Financing activities	(5,106.4)	(565.7)	(1,819.3)	(542.6)	(658.6)
Basic earnings per share from continuing operations	R$4.00	R$2.10	R$1.23	R$ 1.44	R$ 0.46
Diluted earnings per share from continuing operations	R$3.83	R$2.05	R$1.16	R$ 1.38	R$ 0.40
Basic earnings/(loss) per share from discontinued operations	—	—	(R$0.18)	R$ 0.09	R$ 0.15
Diluted earnings/(loss) per share from discontinued operations	—	—	(R$0.18)	R$ 0.09	R$ 0.15
Number of shares outstanding	270,687,385	270,687,385	270,687,385	270,687,385	270,687,385
Declared dividends (millions of reais)	425.5	792.1	975.4	531.5	445.5
Declared dividends (millions of U.S. dollars)	U.S.$ 109.8	U.S.$ 239.5	U.S.$ 299.3	U.S.$ 136.1	U.S.$ 167.7
Declared dividends per share (reais)	R$1.7390	R$3.2572	R$3.6851	R$2.0080	R$1.6832
Declared dividends per share (U.S. dollars)	U.S.$ 0.4488	U.S.$0.9846	U.S.$1.1307	U.S.$ 0.5142	U.S.$0.6337
Other Operating Data:
Crushed sugarcane (in million tons)	60.1	60.7	62.2	59.9	57.1
Sugar production (in million tons)	3.7	4.3	4.4	4.1	4.1
Ethanol production (in billion liters)	2.6	2.2	2.1	2.1	2.1
Volume of fuel sold (in million liters)(3)	27,521.2	25,560.2	24,831.5	25,076	25,027.8
Volume loaded (Cosan Logística) (in million tons)	10.8	13.1	13.1	11.7	11.1
Transported volume (Cosan Logística) (in million RTK)	56,351.5	49,690.5	40,270.4	44,908.8	—
Natural gas (Comgás) (in million m³)	4,543.3	4,292.9	4,323.0	5,210.9	5,458.7
Volume of lubricants and base oil sold (in million liters)	345.9	347.8	328.9	316.9	319.8

(1)

Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

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

	As of and for the fiscal year ended December 31,
	2018	2017	2016	2015	2014
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	2,115.3	3,903.4	2,404.0	2,775.5	1,056.4
Non-current loans, borrowings and debentures	20,459.0	17,785.5	15,934.7	16,053.7	7,446.2
Preferred shareholders payable in subsidiaries	1,097.5	1,442.7	1,769.6	2,042.9	1,926.9
Total	23,671.8	23,131.6	20,108.3	20,872.1	10,429.5
Cash and cash equivalents	(3,621.8)	(4,555.2)	(4,499.6)	(3,505.8)	(1,649.3)
Marketable securities	(4,202.8)	(3,853.3)	(1,291.6)	(605.5)	(149.7)
Total	(7,824.6)	(8,408.5)	(5,791.2)	(4,111.3)	(1,799.0)
Derivatives on debt	(2,523.1)	(1,047.2)	(455.3)	(1,687.8)	(557.2)

Net debt(1)	13,324.1	13,675.9	13,861.8	15,073.0	8,073.3

(1)	The Company’s covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017 and 2018, the real depreciated 1.5% and 17.1% against the U.S. dollar, respectively. In 2019, to April 26, 2019, the real depreciated 1.96% against the U.S. dollar. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

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

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

Year	Period-end	Average(1)	Low	High
2014	2.656	2.354	2.197	2.740
2015	3.905	3.330	2.575	4.195
2016	3.259	3.512	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.653	3.139	4.188

Month	Period-end	Average(2)	Low	High
October 2018	3.718	3.756	3.637	4.027
November 2018	3.863	3.775	3.697	3.893
December 2018	3.875	3.884	3.829	3.933
January 2019	3.652	3.747	3.652	3.860
February 2019	3.739	3.720	3.669	3.776
March 2019	3.897	3.844	3.776	3.968
April 2019 (through April 26, 2019)	3.935	3.892	3.835	3.973

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our shares could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

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

The judicial and administrative penalties, including criminal sanctions, imposed on those who fail to comply with environmental laws are applied irrespective of whether there exists any obligation on such persons to repair any damage caused to the environment. Furthermore, the obligation to repair environmental damage caused may be imposed upon all parties deemed to be involved in such damage, whether directly or indirectly and regardless of such parties’ actual culpability. As a result, when we hire third parties to perform work for us, such as the disposal of waste or vegetation suppression, we are not exempt from liability for any environmental damage caused by these independent contractors. In addition, we can be held liable for any and all consequences arising from the exposure of people to harmful substances or other environmental damage. The costs of complying with current and future legislation related to environmental protection, health and safety, and the contingencies arising from environmental damage and from the imposition of fines and other penalties by environmental agencies and regulators as well as compensation sought by affected third parties may have a material adverse effect on our business, results of operations as well as on our financial condition.

We may be required to expend significant financial resources in order to remedy or contain environmental damage or failures to comply with certain environmental and social obligations. In addition, any such damage or non-compliance may result in interruptions to our operations pursuant to orders from governmental authorities or restrictions on obtaining financing from government-owned institutions. Any of these developments could have a significant financial impact on us. In addition, the enactment of new regulations may require us to expend significant resources in order to comply with our environmental obligations.

The extensive environmental regulation to which we are subject may also lead to delays in the implementation of new projects given the considerable administrative procedures, and time, that are required to obtain environmental licenses from governmental bodies.

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

Our future growth and financial performance will depend, in part, on the successful implementation of our business strategy, including: (1) our ability to attract new clients or increase volume from existing clients in specific markets and locations, (2) our capacity to finance investments (through indebtedness or otherwise), (3) our ability to increase our operational capacity and expand our current capacity to supply to new markets, (4) our ability to maintain and renew our existing concessions, (5) our ability to reduce our operating costs and increase operating efficiency, (6) our ability to lead with regards to new technologies and market demands and (7) our ability to integrate our businesses. We cannot assure you that we will be able to achieve these objectives and/or strategies successfully or at all. Our failure to achieve any of these objectives and/or strategies as a result of competitive difficulties, cost increases or restrictions on our ability to invest, among others, may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans, may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial conditions, results of operations and our ability to repay our debt obligations.

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

Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could have an adverse impact on our business, financial condition and results of operations.

In addition, the ability of our payment services (e-wallet) subsidiary, Payly Soluções de Pagamentos S.A., or “Payly,” to process online payments and provide high quality customer experience depends on the effective uninterrupted operation of internal and third party information technology systems in an integrated manner. Payly also holds certain highly confidential personal and financial data relating to its customers in its information technology systems. Any failures in the information technology systems on which Payly depends or any breaches resulting in the unauthorized disclosure of the personal or financial data of Payly’s customers may adversely affect Payly’s business, financial condition, results of operation and reputation.

We could be the target of attempted cyber threats in the future and they could adversely affect our business.

We may be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our information technology networks and infrastructure. We also conduct yearly tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us. Although these measures are taken to ensure that we are protected, to the extent possible, against cyber risks and security breaches, they may not be effective in protecting us against cyber-attacks and other related breaches of our information technology systems. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until used against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose user names, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain third-party efforts to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Any disruption or loss of information technology systems, on which critical aspects of our operations depend, could have an adverse effect on our business, results of operations and financial condition.

Further, we store highly confidential information on our information technology systems, including information related to our products and customers’ personal data, including financial information. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation or (3) expose us to liability to our suppliers, customers, other third parties or government authorities.

We cannot assure you that our information technology systems will not suffer attacks in the future or that we will be able to safeguard the confidential information which we hold adequately. Any failure by us to adequately protect our information technology systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the application of data protection laws. Compliance with such data protection laws could require changes to certain of our business practices, thereby increasing our costs, and noncompliance with the terms of such laws could adversely affect our business. In addition, we may be subject to penalties if we fail to comply with data protection rules.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition and results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events.

The European Union has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation, or the “GDPR,” which came into effect in 2018, and some aspects of our operations or business are subject to the GDPR’s privacy and personal data protection provisions. The EU data protection regime extends the scope of the EU data protection law to all foreign companies processing data of EU residents and imposes heightened requirements on controllers that engage in activities that are within scope of this regulation. It imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million and, in the case of a data breach, the organization may be required to notify potentially affected individuals.

In addition, on August 14, 2018, the President of Brazil approved Law No. 13,709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the “LGPD.” The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD will become effective within 18 months from the date of publication of the LGPD, by which date all legal entities will be required to adapt their data processing activities to these new rules. The data protection regime imposes more stringent data protection standards on Brazilian residents. Any breaches of the LGPD may subject us to penalties of up to R$50 million and a requirement to notify parties whose data has been affected.

We are currently evaluating the GDPR, the LGPD, their requirements and their potential effect on our business. Implementation of the GDPR and the LGPD could require changes to certain of our business practices, thereby increasing our costs, and noncompliance with their terms could adversely affect our business. Moreover, additional data protection laws may be enacted in Brazil or in other jurisdictions in which we operate. Any such additional laws may require us to make additional changes to our business practices and may expose us to additional penalties for non-compliance.

Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

All of our employees are represented by labor unions. Our relationships with these organizations are governed by labor agreements or collective bargaining agreements which we negotiate with labor unions. Upon the expiry of such agreements, we are required to renegotiate new agreements with the applicable labor union. As part of these renegotiations, new terms and conditions may be established. In certain cases, these agreements may not be renewed, which could lead to strikes and/or stoppages in our activities and have an adverse impact on our business, financial condition and results of operations. Furthermore, since the enactment of Law No. 13,467/2017, labor agreements and collective bargaining agreements prevail over certain provisions of labor legislation, as stated in items I to XV, of Article 611-A, of the Consolidation of Brazilian Labor Laws (Consolidação das Leis do Trabalho), such as, working time arrangements and the manner in which these are recorded, work breaks, and certain employer-specific internal rules, among others. As a result, employers may expand or reduce certain labor rights, provided this is done pursuant to the terms of labor agreements negotiated with unions and/or individual agreements negotiated with the respective employees.

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

Our current total installed energy cogeneration capacity is used to generate energy for our own industrial operations and to sell surplus energy to the Brazilian energy grid. The Brazilian government regulates the energy sector extensively. We may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, in addition to lower prices, may adversely affect our results of operations from our cogeneration business.

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

Government policies and regulations could have a material adverse effect on our operations and profitability.

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

Our gas distribution operations are currently concentrated in the state of São Paulo. Any changes affecting governmental policies and regulations regarding natural gas in the state of São Paulo (at the federal, state or municipal level) may have a material adverse effect on our business and financial performance.

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

As a payment institution (instituição de pagamento) and payment scheme settlor (instituidor de arranjo de pagamento) in Brazil, Payly is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised of Brazilian Federal Law No. 12,865/13 and related rules and regulations. Any failure by Payly to comply with such legislation could result in disciplinary or punitive action by the relevant regulators. Furthermore, we cannot assure you that Payly will be able to obtain and maintain all required operating licenses. Any of these developments could have a material adverse effect on Payly’s business, financial condition and results of operations.

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

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen Energia, acquired on July 5, 2018, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy’s business, especially its operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on WX Energy’s activities.

Raízen Energia, Raízen Combustíveis, Moove and WX Energy cannot assure that they will not be penalized by ANEEL, ANP or other regulatory authorities, as applicable, nor can they assure you that they will comply with all terms and conditions of their authorizations and with the regulation applicable to their respective businesses, which may have a material adverse effect on our business, results of operations and financial condition.

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

Certain measures currently being taken by participants in the fuel distribution market, including the expansion of their distribution networks, as well as the arrival of new participants, may result in an increase in fuel supply and a consequent decrease in fuel prices, which may have an adverse effect on our business, financial condition and results of operations.

In addition, the market for payment processing services, in which Payly operates, is highly competitive. Other providers of payment processing services in the acquirer market have also established a sizable market share in the small and mid-sized merchant processing and servicing sector.

The intense competition in the Brazilian market and the actions of our competitors could lead to lower prices or reduced margins for the products we sell, as well as reductions in our sales volumes, which could have a material and adverse effect on our business, results of operations and our financial performance.

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

Our business is subject to seasonal trends.

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

Raízen Energia and WX Energy are also subject to seasonality with respect to demand for the energy which they generate and sell, respectively. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location, consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors.

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

Sugarcane is the principal raw material used by Raízen Energia (a company which we jointly control with Shell) for the production of ethanol and sugar. As of December 31, 2018, sugarcane purchased from suppliers accounted for 52% of our total crushed sugarcane. Historically, approximately 91% of the sugarcane purchased by us has been under medium- and long-term contracts with sugarcane growers, 5% on a spot basis and the remaining 4% from sugarcane growers with whom we have long-term relationships but no contractual arrangements. We generally enter into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2018, we also leased approximately 611,000 hectares to produce our own sugarcane in contracts with an average term of 11 years.

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

Social movements may affect the use of Raízen’s agricultural properties or cause damage to them.

Social movements are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those in which Raízen owns or leases property, remedies such as police protection or eviction procedures might be inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any of such social movements. Any invasion or occupation may materially impair the use of our lands and have a material adverse effect on Raízen’s business, financial condition, and results of operations.

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

In the fiscal year ended December 31, 2018, Raízen Energia’s net sales from exports represented 25% of Raízen Energia’s total net sales, while in the year ended December 31, 2017, the net sales from exports represented 47% of Raízen Energia’s total net sales. Furthermore, in the fiscal year ended December 31, 2018, Raízen Energia’s net sales from sugar exports were R$2,452 million, representing 12% of its total net sales for the period. In the year ended December 31, 2017, Raízen Energia’s net sales from sugar exports were R$4,082 million, representing 31% of Raízen Energia’s total net sales for the period. Further, in the fiscal year ended December 31, 2018, Raízen Energia’s net sales from exports of ethanol were R$2,315 million, representing 12% of Raízen Energia’s total net sales for that period and in the year ended December 31, 2017, Raízen Energia’s net sales from ethanol exports were R$2,076 million, representing 16% of Raízen Energia’s total net sales for that period.

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

Failure to comply with, obtain or renew the licenses and permits required for our business may have a material adverse effect on us.

We are required to obtain specific licenses with respect to our terminals from the applicable environmental authorities, which are applied in particular to the emission, ejection and emanation of products and by-products resulting from distribution activities. We are also required to obtain specific licenses and permits from governmental authorities for rural producers in order to carry out certain of our operations. The laws and regulations which govern these licenses may occasionally require us to purchase and install costly pollution-control equipment or to make operational changes to limit our impact on the environment and/or the health of our employees. Any failure to comply with the terms of such laws, regulations and licenses and permits may result in significant financial penalties, criminal sanctions, revocation of operating licenses and permits and/or the prohibition of certain of our activities.

In addition, we are currently in the process of obtaining or renewing, as the case may be, certain licenses and permits (including real estate and environmental permits) required for the continuity of our activities. Our business, financial condition and results of operations may be materially and adversely affected if we are unable to obtain or renew all licenses and permits required for our business and operations.

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

The Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. While we expect this ruling to have a positive effect on Raízen Energia’s ongoing proceedings, we cannot guarantee that Raízen Energia will be successful.

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

The shareholders’ and certain other definitive agreements with respect to the Joint Venture and certain other of our subsidiaries are subject to various put and call options and termination provisions.

Shell and Cosan S.A. have entered into certain definitive agreements with respect to the Joint Venture. Specifically, these agreements set forth the rights and obligations of each shareholder in respect of Cosan S.A.’s and Shell’s interest in the Joint Venture and establish certain options whereby Cosan S.A. or Shell may acquire the other shareholder’s interest in the Joint Venture, certain lock-up provisions, rules governing the intra-group transfers regarding to the economic group of Cosan S.A. and Shell, and remedies for fundamental breaches of the documentation governing the incorporation and operation of the Joint Venture. If triggered, these provisions may cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031.

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed-date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by Shell or Cosan S.A. in certain circumstances, including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Shell and Cosan S.A. agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

On February 23, 2017, TPG VI Fundo de Investimento em Participações, or “TPG VI,” a shareholder of Rumo exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010 between Cosan Logística, TPG VI, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$275.8 million and the shares received were valued at fair value in the amount of R$97.9 million and recorded as capital reserve.

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

We may explore growth opportunities in the future through the acquisition or development of greenfield projects or through the expansion of our existing facilities. We may be unable to complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. The factors which may prevent us from doing so include, among other things: (1) our failure to obtain environmental and other licenses; (2) our inability to obtain supplies of appropriate equipment or raw materials; (3) increases in costs and/or decreases in revenue; (4) lack of qualified workforce; (5) lack of service providers; and (6) our inability to obtain any required financing on satisfactory terms, or at all.

Our greenfield projects and/or expansion of existing facilities require a significant number of service providers. Any inability on our part to enter into contracts with duly qualified service providers who are able to provide the technical services that we require may prevent us from completing our greenfield projects and/or expansions of existing facilities on a timely basis or at all. In addition, the integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for our current operations. Planned or future greenfield projects or expansions of existing facilities may not enhance our financial performance. Any failure in the implementation of growth projects and/or expansion of existing facilities may have a material adverse effect on our business, financial condition and results of operations.

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

A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Raízen Energia’s dependence on truck transport may affect our position as a low-cost producer, such that its ability to compete in world markets may be impaired. Furthermore, Raízen Energia’s supply chain is dependent on road transport and may be adversely affected by weather conditions which require a decrease or stoppage in road transport. Any such impediments to road traffic along the routes typically used within Raízen Energia’s supply chain could require it and its suppliers to use alternative routes, which may result in delays and have a material adverse effect on Raízen Energia’s business, financial condition and results of operations.

In addition, Brazilian ports are operating at close to full capacity. Given that a significant part of Raízen Energia’s sales are exported to countries other than Brazil (both with regards to sugar and ethanol), we may be adversely affected by the lack of port capacity or an increase in the costs of such port capacity as a result of limitations in supply.

Raízen Energia currently outsources the transportation and logistics services necessary to operate its business. Any disruption in these services, or any obligation to take over these services from existing service providers as a result of judicial orders banning the outsourcing of these services, could result in supply problems at Raízen Energia’s processing plants and impair its ability to deliver processed products to our customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting Raízen Energia’s third-party transportation providers.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on Raízen Energia.

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

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. As of December 31, 2018, we had recorded a provision totaling R$1,363.2 million for proceedings in which we deem the risk of loss as probable (equivalent to R$878.8 million net of judicial deposits or restricted bank accounts). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (1) in their capacity as officers of the predecessor entity of Raízen Energia for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market, (2) in their capacity as officers of Raízen Energia and Cosan S.A. for alleged tax evasion carried out by these entities, and (3) in their capacity as officers of the predecessor entities of Raízen for the crimes of disobedience and pollution in connection with the alleged burning of sugarcane contrary to a judicial decision. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected.

Two of Rumo’s subsidiaries, Rumo Malha Oeste S.A., or “Malha Oeste,” and Rumo Malha Sul S.A., or “Malha Sul,” are party to preliminary proceedings being conducted by ANTT in relation to certain alleged failures by Malha Oeste and Malha Sul to comply with their contractual obligations pursuant to certain concession agreements. Specifically, the ANTT is alleging that Malha Oeste and Malha Sul have failed to comply with certain deadlines for the presentation of documents and financial information in relation to their respective concessions. If the preliminary proceedings are decided against Malha Oeste and Malha Sul, we expect that Malha Oeste and Malha Sul will be given the opportunity to remedy the alleged breaches and/or to pursue the proceedings in court before any of the concession agreements in question is terminated. We estimate that the risk of loss in these proceedings is possible.

One of Rumo’s subsidiaries, Rumo Malha Paulista S.A., or “Malha Paulista,” is party to a labor class action (ação civil pública) stemming from allegations by the Labor Prosecutor’s Office that certain persons working for MS Teixeira were working in degrading conditions analogous to indentured servitude. MS Teixeira was a subcontractor to Malha Paulista’s contractor for certain services, Prumo Engenharia. Malha Paulista has been ordered by the courts to undertake (and/or refrain from undertaking) various actions with respect to the working environment and to pay an indemnity for collective moral damages, as well as fines of R$100 thousand per breach or per worker in the event of future labor breaches. As of the date of this annual report, neither we nor Rumo have made provisions with respect to these proceedings as the external counsel advising Rumo on these proceedings has assessed the risk of loss as possible. An adverse outcome in this lawsuit could result in losses of approximately R$28.8 million to Rumo, and adversely affect Rumo’s reputation. However eventual future loss on this lawsuit cannot lead the inclusion of Malha Paulista on the list of Brazilian Ministry of Labor, containing the employers that practices supposed labor irregularities. If Malha Paulista’s appeal is rejected by the superior courts or if the Labor Prosecutor’s Office’s allegation of degrading working conditions analogous to indentured servitude is confirmed, the final outcome of the action may have a material adverse effect on Rumo’s business, financial condition and results of operations—including as a result of the acceleration of certain financial agreements to which Rumo is a party—and Rumo may suffer damage to its reputation. Any such developments could have a material adverse effect on us.

The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor, pending a final decision. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by Brazilian Ministry of Labor. In spite of this, Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indenture servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. The annulment proceeding is currently in the discovery phase. The facts under discussion in the annulment proceeding are similar to those at issue in the abovementioned labor class action. However, in the labor class action, the Labor Prosecutor’s Office is seeking the payment of damages and compliance with certain labor obligations by Malha Paulista, while in the annulment proceeding Malha Paulista is seeking the annulment of the Brazilian Ministry of Labor’s infraction notice. We estimate that the risk of loss in these proceedings is possible. If the annulment proceeding is decided against Malha Paulista, this may have a material adverse effect on Rumo’s business, financial condition and results of operations and Rumo may suffer damage to its reputation. Any such developments could have a material adverse effect on us.

Moreover, Malha Paulista has contracted COS Emergencial Intermediação e Agendamento Ltda., or “COS Emergencial,” to perform property security services from 2006 until 2012. However, COS Emergencial’s managers were accused by the Federal Public Prosecutor’s Office of employing workers in degrading working conditions analogous to indentured servitude between the years of 2005 and 2010. According to testimony, the defendants had not complied with certain requirements to provide adequate working conditions, had left their employees for long periods without food, water, sanitation, communication and basic equipment, and had submitted them to long continuous periods of work. The lower court convicted the defendants and the Federal Public Prosecutor’s Office filed an appeal seeking to increase the defendants’ sentence. Even though there is no allegation that Malha Paulista committed any crime, one of the defendants stated in his defense that Malha Paulista was responsible for overseeing its contracted companies, and should therefore have identified the abovementioned working condition irregularities and sanctioned COS Emergencial or rescinded its agreement with COS Emergencial. We estimate that the risk of loss in these proceedings is possible.

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

We have entered into agreements with third-party contractors to provide facilities and services required for our operations, including storage facilities and transportation services for our ethanol and sugar operations. The loss or expiration of our agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other suppliers at comparable rates could harm our business and financial performance. Our reliance on third parties to provide essential services on our behalf also gives us less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from our production facilities to our export facilities and expose us to the risk of liability for environmental damage caused by such third parties. We expect to be dependent on such agreements for the foreseeable future, and if we enter any new market segments, we will need to have similar agreements in place.

Brazilian labor authorities previously prohibited the outsourcing of activities considered to be part of an entity’s core business. Noncompliance with this prohibition could result in fines and a requirement that the outsourcing be terminated. However, the Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. Moreover, recently enacted labor legislation has explicitly allowed the outsourcing of activities considered to be part of an entity’s core business provided that certain conditions are complied with. While we expect that these legal developments will make it easier to outsource activities to third-party contractors, we still face the risk that (i) we may be held indirectly liable when third-party contractors fail to comply with their labor obligations, and (ii) we are held jointly and severally liable with our third-party contractors where they fail to comply with their labor obligations if it is proved that there was a direct relationship between us and the outsourced employees, or in cases of fraud. Any such developments could have a material adverse effect on us.

Our international operations expose us to political and economic risks in other countries.

We derive 2.2% of our revenues from exports. In particular, Moove derives approximately 3.2% of its revenues from exports, as it distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay and Uruguay, and, in July 2012, we acquired Comma, which produces and distributes lubricants throughout Europe and Asia. In 2017 we also acquired Stanbridge group, which distributes lubricant and fuels in the United Kingdom. In addition, Moove has started a new distribution operation under the Mobil brand, in Spain, France, Portugal, the United States and Argentina, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad.

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

We, through our subsidiary Moove, are the manufacturer and exclusive distributor of lubricants in Brazil based on formulas that have been provided under the terms of the Principal Lubricants Agreement that we have entered into with ExxonMobil. On March 19, 2018, we entered into an agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018. The termination or failure to renew these agreements, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

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

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental and health laws, which may result in fines, shutdowns or other adverse effects on our operations. Actions that give rise to administrative proceedings may also lead to civil or criminal claims against us. We have not recorded any relevant provisions or reserves for these proceedings as we do not currently believe that they will result in liabilities material to our business or financial performance. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances could adversely affect our business or financial performance.

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

For example, between May 21 and May 31, 2018, Brazil suffered an extensive nationwide trucking strike. With trucks stopped and blocking highways, supplies of fuel, food and medical supplies ceased being delivered to distribution points. The stoppage began to subside on May 27, 2018, after representatives of the trucking industry and the Brazilian government reached an agreement. We estimate that the nationwide trucking strike impacted our results (principally those of Raízen Combustíveis) by approximately R$220 million during the fiscal year ended December 31, 2018.

Rumo depends on a few major customers for a significant portion of its revenue.

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2018, Bunge accounted for 13.9% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 48% of Rumo’s total net revenue from services. In the fiscal year ended December 31, 2017, Bunge accounted for 15% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 52.5% of Rumo’s total net revenue from services in the same period. Bunge is the principal customer of Rumo’s Northern Operations (as defined below) and Southern Operations (as defined below) and is active in agricultural commodities, especially corn, soy and derivatives thereof, loading cargo in transshipment terminals destined for ports which Rumo operates.

Rumo’s major clients in the rail sector are export companies such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2018, Bunge accounted for 15.6% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 53.9% of Rumo’s net revenue from services in that sector. In 2017, Bunge accounted for 14.5% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 46.4% of Rumo’s net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Engelhart, Czarnikow, Cofco, Wilmar, Raízen and Sucden. In the fiscal year ended December 31, 2018, Engelhart accounted for 17.8% of our net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector collectively accounted for 70% of Rumo’s net revenue from services in that sector. In the fiscal year ended December 31, 2017, Raízen accounted for 17.9% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 52.3% of Rumo’s net revenue from services in that sector.

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

Rumo has a significant amount of debt. As of December 31, 2018, Rumo’s gross debt was R$10,594.4 million, of which R$924.9 million was short-term debt.

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

If Rumo fails to improve its short-term liquidity, we may face difficulties in fulfilling its obligations relating to financing agreements, and agreements with suppliers and/or subcontractors, among others. For example, as of December 31, 2018, Rumo’s material contractual financial obligations maturing in less than one year totaled R$2,927.1 million (amortization only), while such obligations with maturities between one to two years totaled R$2,118.6 million (based on contracted undiscounted cash flow). Rumo’s failure to comply with these obligations and/or other undertakings may have a material adverse effect on our business, results of operations and financial condition.

The sector in which Rumo operates has limited working capital, if not negative. If Rumo’s cash flow is impaired, Rumo may not be able to maintain its short-term liquidity and may face difficulties in meeting its obligations pursuant to its financing agreements, and contracts with suppliers and/or subcontractors, among others. Any failure by Rumo to comply with these and/or other obligations may, in turn, materially impact Rumo’s business, results and financial condition.

Rumo’s concessions to operate port terminals are subject to expiration, limitation on renewal and early termination by the granting authority.

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). This property is leased pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 19 of Decree No. 8,033/2013, recently amended by Decree No. 9,048/2017, lease agreements may be extended for up to the limit of 70 years. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which we have already invested 85% as of April 29, 2019.

Rumo also holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (2) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte S.A., or “Malha Norte” via a leasing agreement due to expire in 2022; and (4) Terminal Marítimo do Guarujá (TERMAG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2022.

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

If Rumo fails to comply with the applicable regulatory rules or contractual obligations relating to Terminals 16 and 19 its lease may be terminated early pursuant to the Concessions Law (Law No. 8,987/1995), which applies to port leases. Below is a list of the termination events applicable to the port lease agreements:

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

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the development and operation of ports and port facilities in Brazil. To improve the applicable legislation, the Brazilian government enacted Law No. 12,815/2013, or the “New Ports Law,” which has been regulated by Decree No. 8,033/2013, amended by Decree No. 9,084/2017. Such law revoked the Ports Modernization Law and established a new legal framework for port operations in Brazil. As a result, public ports are governed by the New Ports Law and by specific complementary regulations enacted at the federal level, particularly by the Agência Nacional de Transportes Aquaviários and by the Secretaria Nacional de Portos, or “SNP.” (SNP has been integrated within the structure of the Federal Government’s Transportation, Ports and Civil Aviation Ministry by Federal Law No. 13,341/2016).

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

Rumo may not obtain early renewals of the Malha Paulista, Malha Sul and Malha Oeste concession agreements, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreements for Malha Paulista, Malha Sul and Malha Oeste are currently due to expire in 2028, 2026 and 2027, respectively. In September 2015, Rumo filed formal requests with the ANTT for early renewals of such agreements. Malha Paulista’s formal extension request was approved by ANTT and is currently under audit by the Federal Court of Audit, under the terms of Law 13,488/2017.

Following the applications for extensions referred to above, Law No. 13,448/2017 was enacted following the conversion into law of Provisional Measure No. 752/2016 which defines the general rules governing extensions of concessions, including early renewals, as well as rebidding of partnership contracts of the federal public administration pursuant to the provisions of Law No. 13,334/2016 in the road, rail and airport sectors. Pursuant to the terms of the new law, the granting authority will perform rebidding if there is a breach of contract or if the concession holders are no longer capable of fulfilling the contractual and financial obligations originally undertaken. In the case of early renewals, rail concession holders must demonstrate provision of adequate services, including compliance with production and safety targets or of safety targets set forth in the applicable contracts, pursuant to the provisions of article 6, paragraph 2 of Law No. 13,448/2017. In addition, contract amendments must contain a timeline for required investments and include measures to discourage potential noncompliance or delay in complying with obligations (such as the annual rebalancing discount and the additional grant payment).

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

Malha Paulista’s concession agreement is due to expire in 2028. In September 2015, Rumo filed a formal request with the ANTT for early renewal of such concession agreement. The extension request was duly approved by ANTT and is currently under audit by the Federal Court of Audit, under the terms of Law 13,488/2017 If, following the analysis by the Federal Court of Audit, the ANTT and Rumo execute an amendment to Malha Paulista’s concession agreement, it is estimated that, in addition to the investment commitments provided for in our business plan, Malha Paulista may incur additional liabilities currently estimated by the ANTT to be in an amount of approximately R$1 billion. Once the value of these liabilities has been confirmed, Rumo may, pursuant to (i) applicable legislation and (ii) clause 6.2 of the draft of the amendment to the Malha Paulista’s concession agreement (the public consultation procedure for which has already been completed by the ANTT), enter into an agreement with the ANTT whereby instead of indemnifying the ANTT for such liabilities, we would be required to invest a substantial amount in our rail networks (both within Malha Paulista and in other parts of our logistics business).

Rumo’s Brazilian rail tariffs are subject to a maximum rate established by the Brazilian government.

Under Rumo’s rail network concession agreements, tariffs for our rail freight services are subject to a maximum rate. Maximum tariff rates that Rumo is allowed to charge are adjusted for inflation according to variations in the IGP-DI index (or a substitute index) in accordance with applicable Brazilian law or concession agreements. Currently, tariff adjustments are performed on an annual basis, at different months of the year, depending on the terms of each concession agreement. Additionally, the tariffs Rumo charges for rail freight services on our rail network can be revised upwards or downwards if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial balance, or as determined by the Brazilian government every five years. The mechanisms for restoring the financial balance are defined in Brazilian law or in the agreements and must be requested by the non-breaching party along with adequate economic evidence. Rumo’s tariffs are currently below the maximum tariff levels allowable under Rumo’s concession agreements. In 2012, the ANTT implemented a review of reference rates that altered the original methodology for defining such rates. The use of revised rate charts could affect Rumo’s capacity to generate revenues, as such review revised most rates downwards and established a cap for Malha Norte, which originally was not subject to a cap. Before Cosan S.A., through its then subsidiary Rumo Logística, acquired 100% of the common shares of ALL on April 1, 2015, ALL obtained an injunction suspending the application of such revised rate charts by the ANTT and, therefore, is not subject to them. However, we cannot assure you that in the future tariffs will be set at a level that would permit Rumo to continue to operate profitably.

Rumo may become subject to additional stringent environmental requirements.

In September 2016, the environmental agency of the state of São Paulo (Companhia de Tecnologia de Saneamento Ambiental or “CETESB”) enacted a regulation (Board Decision No. 210/2016/I/C) requiring private ports in the state of São Paulo to comply with more stringent requirements with respect to environmental permits. As a result, Rumo received notifications requiring it to present a regularization plan to CETESB, setting forth how Rumo proposes to comply with these more stringent requirements. This regularization plan was submitted to CETESB on June 12, 2017 and Rumo expects that it will form the basis of an agreement between it and CETESB. However, there can be no assurance that such an agreement will be reached.

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

The Brado Shareholders’ Agreement provides that, to the extent the initial public offering of Brado LP has not occurred prior to March 31, 2014, the Brado Shareholders are entitled to swap the totality of their shares in Brado Logística for, at the discretion of the Brado Shareholders (1) shares as provided for in the Brado Shareholders’ Agreement, or (2) an amount corresponding to the market value of such shares. The exchange ratio would be based on fair market value. If the Brado Shareholders do not reach consensus on the appraisal thereof, the fair market value would be based on independent appraisals carried out as provided for in the Brado Shareholders’ Agreement.

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

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to the CNT, trucks transported 60% of Brazil’s production in 2018, while only 15% of that production was transported by rail. Although Rumo is expanding our intermodal services via truck transportation, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

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

The rail services which Rumo provides are regulated and supervised by the Brazilian government and in particular by the Brazilian Ministry of Infrastructure as well as the ANTT. The ANTT regulates various aspects of the business of companies active in the Brazilian rail sector, including with regards to requirements for investments, expenses, determination of revenue and the setting of tariffs in order to guarantee regularity, continuity, efficiency, safety and affordability. These activities are intensely regulated through laws, decrees, provisional measures, ordinances, resolutions and other regulatory and legislative actions. Changes to legislation or regulation relating to the rail sector may adversely affect Rumo’s business, financial results and operating results.

In addition, Rumo’s railroad concession agreements have been originally entered into with the Brazilian Ministry of Transportation (currently known as the Brazilian Ministry of Infrastructure) (acting as granting authority when the grants took place), later substituted by the ANTT after the enactment of Federal Law No. 10,233/2001. Rumo’s operations take place in a highly regulated environment because concessions agreements are administrative contracts. Such contracts are therefore subject to public law, which gives the granting authority the right to: (1) amend the contracts unilaterally when in the public interest (while respecting the rights under the contract); (2) rescind the contracts unilaterally in the instances provided for in Law No. 8,666/1993; (3) supervise the execution of the contracts; and (4) impose sanctions in the case of partial or complete non-compliance with the adjustment (among other instances).

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

We have various credit terms with various types of customers, including fuel distributors, wholesalers, retailers, trading companies and consumers of the energy which we generate or trade. Our customers have varying degrees of creditworthiness and are subject to different rules and regulations. We are therefore exposed to the risk of nonpayment or other default under our contracts and other arrangements with them.

As part of our relationship with our customers, we set different credit conditions for each customer based on their perceived creditworthiness. Economic conditions may also affect our customers’ ability to meet their obligations to us. In addition, we are also exposed to other types of counterparty risk, including reputational risk, as well as risks relating to money laundering, embargos, breaches of labor regulations and other related matters.

In the event that a significant number of material customers default on their payment obligations to us, our financial condition, results of operations or cash flows, could be materially and adversely affected. Any of these risks could have an adverse effect on our business, financial condition and results of operations.

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

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. In 2017, the United Kingdom’s Financial Conduct Authority, or the FCA, announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to reform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions and financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Currently, because of our share capital structure, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of our issued and outstanding share capital. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, our controlling shareholder may make decisions that are contrary to the interests of our other shareholders, and diverge from those minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships and engage in new financings or similar operations. As a result, the market price of our shares could be adversely affected.

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

Volatility in the price of the products we sell may have a material adverse effect on us.

Our results of operations may be significantly affected by volatility in the prices of the products we sell. The prices of these products are subject to significant fluctuation as a result of domestic and international demand, production volumes and global stock levels. Price volatility may have a significant impact on our results of operations, particularly if our revenues fall below our production costs.

The prices at which we are able to sell our products depend on market conditions, both in Brazil and internationally, which are outside of our control. The prices at which we are able to sell our products have a significant impact on our results of operations. As is the case with other commodities, the prices of the products we sell are subject to significant fluctuation as a result of natural disasters, harvest levels, agricultural investments, governmental policies (in particular with regards to the agricultural sector), trade policies, changes in supply and demand patterns, increases or decreases in purchasing power, the production of similar or competing products and other factors beyond our control. A significant portion of our products are also traded on commodities exchanges and their prices may therefore be affected by speculation on financial markets.

In addition, the price of sugar is also affected by the obligation to comply with certain requirements relating to exports and the consequent effects on supply within Brazil. As a result, the price of sugar has historically been subject to greater volatility than the prices of other products. Sugar prices may decrease as a result of, directly or indirectly, competition from alternative sweeteners, include saccharine and high-fructose corn syrup, changes in agricultural policies or international or Brazilian trade policies (including those mandated by the World Trade Organization).

Any significant or prolonged decrease in the price of sugar and/or ethanol may have adverse effects on our business, financial condition and results of operations.

Risks related to developments in international trade may negatively affect our business.

Sugarcane derivatives such as sugar and ethanol are key commodities as sugar is consumed as food in several countries and ethanol accounts for a significant portion of the energy consumption of Brazil and certain other countries. As is the case with other commodities, the prices of sugarcane derivatives in international markets may fluctuate as a result of the imposition of tariff and non-tariff barriers, such as embargos, sanitary restrictions, quotas, taxes, international trade disputes and other matters. Any fluctuation in the price of sugarcane derivatives as a result of developments in international trade may affect our ability to produce, sell and/or export our products and consequently have a material adverse effect on our business, financial condition and results of operations.

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

We are a Bermuda exempted company, so that the rights of holders of our shares will be governed by Bermuda law and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and some of the experts referred to in this annual report are not citizens or residents of the United States, and most of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, ASW Law Limited, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

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

We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. For example, Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent us from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of common shares of our Brazilian subsidiaries. We currently conduct all of our operations through our principal Brazilian subsidiaries, Cosan S.A. and Cosan Logística. As a result, any imposition of exchange controls restrictions could reduce the market prices of the class A common shares.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. We have an authorized share capital of 1,000,000,000 class A common shares and 188,886,360 class B common shares, of which 134,115,534 class A common shares are issued and outstanding and 96,332,044 class B series 1 common shares are issued and outstanding as of the date of this annual report. Our bye-laws establish that our board of directors is authorized to issue any of our authorized, but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital. As a result, we will be able to issue a substantial number of new shares after the lock-up period, which, if we decided to do so, could dilute the participation of our shareholders in our share capital.

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

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including Cosan S.A., Rumo and Comgás and their respective subsidiaries, as well as market conditions and securities prices in Brazil.

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

In recent years, there has been significant political turmoil in connection with the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), and ongoing investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. The resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigation and approval of reforms that are expected to be promoted by the new president, Jair Bolsonaro. We cannot predict which policies Jair Bolsonaro, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

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

Political instability in Brazil may adversely affect Brazil’s economy and investment levels, and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout early 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In August 2016, the Brazilian Senate approved the removal of then-President Dilma Rousseff from office, after completion of the legal and administrative impeachment proceedings, on the grounds of violation of budgetary laws. Michel Temer, who had been serving as acting president since her removal in May, assumed full power for the remaining portion of the presidential term, which ended in 2018.

In addition, the Dilma/Temer campaign was prosecuted for abuse of political and economic power and illegal campaign financing in the 2014 presidential campaign. On June 9, 2017, the Brazilian Superior Electoral Court cleared Mr. Temer of wrongdoing regarding the 2014 presidential campaign. However, Mr. Temer’s approval ratings remained historically low and he faced scrutiny over other matters, including allegations of bribery and other corrupt acts, which has contributed to the uncertain political and economic environment in Brazil.

After a tumultuous presidential campaign, Congressman Jair Bolsonaro defeated Fernando Haddad in the second round of the presidential elections, held on October 28, 2018, and became president of Brazil on January 1, 2019. It is not clear if, and for how long, the political divisions in Brazil that emerged before the election, will continue under the Bolsonaro presidency. It is also not clear what effects, if any, such political division will have on the ability of President Bolsonaro to govern Brazil and implement reforms. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, a reform of Brazil’s pension system is still under discussion by the government and Brazilian Congress. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 3.7% in 2014, 10.5% in 2015, 7.2% in 2016, a decrease of 0.5% in 2017 and 7.5% in 2018. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.2% in 2014, 11.3% in 2015, 6.6% in 2016, 3% in 2017 and 4.3% in 2018. Despite the Brazilian Central Bank’s repeated increases of interest rates during the period from 2013 to 2015, the IPCA has continued to increase, reaching 10.7% in 2015 (the highest level recorded since 2003), and 3.8% in 2018.

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

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official interest rates in Brazil at the end of 2018, 2017 and 2016 were 6.25%, 7% and 13.75% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (COPOM). Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2018, our consolidated gross debt was either fixed or linked to interest rates based on the CDI (Interbank Deposit Certificate) rate, the TJLP (Long-Term Interest Rate), the IPCA and the SELIC rate. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations.

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

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real has devalued at a rate that is much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.1949 per U.S.$1.00. In 2015, the real depreciated 45%, reaching R$3.9048 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the real went from R$4.0387 per U.S.$1.00 at the beginning of the year to R$3.2591 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the real went from R$3.2729 per U.S.$1.00 at the beginning of the year to R$3.3080 per U.S.$1.00 on December 31, 2017, corresponding to a 1% depreciation against the U.S. dollar. In 2018, the real went from R$3.2470 per U.S.$1.00 at the beginning of the year to R$3.8748 per U.S.$1.00 on December 31, 2018, corresponding to a 16% depreciation against the U.S. dollar. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Because our subsidiaries and jointly-controlled entities generally invoices its sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand and (2) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

In addition, we are active in the credit market, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to indebtedness as of December 31, 2018 was R$14,149.9 million compared to R$10,376.4 million at December 31, 2017. We manage a portion of our exchange rate risk through foreign currency derivative instruments, but our foregoing currency debt obligations are not completely hedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our liquidity and our cash flows in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 2.7% in 2013 decreasing to 0.1% in 2014 and then to a contraction of 3.8% in 2015, a contraction of 3.6% in 2016, an increase of 1% in 2017 and an increase of 1.3% in 2018. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

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

On January 20, 2017, Donald Trump became the President of the United States. Certain of Donald Trump’s economic and trade policies, in particular the ongoing trade disputes with China, have generated volatility in the global capital markets. Such volatility and uncertainty, as well as changes in administrative and governmental policies of the administration may have a material adverse effect on global economic conditions and the stability of global financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. We have no control over and cannot predict the effects arising from the new United States administration or its policies. Any disruption to global economic conditions and the stability of global financial markets could have a material adverse effect on us and the market value of our securities.

On June 23, 2016, the United Kingdom electorate voted in a general referendum in favor of the United Kingdom’s exit from the European Union (so-called “Brexit”). On March 29, 2017, the United Kingdom gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. Although the United Kingdom was due to leave the European Union on March 29, 2019, on March 14, 2019, the United Kingdom Parliament voted to seek an agreement with the European Union for an extension to its withdrawal request pursuant to Article 50 of the Treaty on European Union. The Article 50 negotiating period was extended until April 12, 2019 and, on April 11, 2019, it was extended again until October 31, 2019. The ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Brexit could lead to potentially divergent laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. As a result, Brexit could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Comma and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Furthermore, uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect global economic or market conditions and investor confidence. Brexit has already and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets. The long-term effects of Brexit will depend in part on any agreements the United Kingdom makes to retain access to markets in the European Union following the United Kingdom’s withdrawal from the European Union. Any of the effects of Brexit could adversely affect our business and/or the market value of our securities.

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

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near, short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product, or “GDP,” contracted by 3.5% in 2015 and 3.5% in 2016 but increased by 1.0% in 2017 and 1.3% in 2018).

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by Standard & Poor’s, or “S&P,” in September 2015, by Fitch Ratings, or “Fitch,” in December 2015, by Moody’s Investors Service in February 2016 and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

In addition, such investigations have extended to persons in high positions in the executive and legislative branches of the Brazilian government, which has caused considerable political instability. It is difficult to predict the effects of such political instability. Persistently poor macroeconomic conditions in Brazil resulting from, among other things, the “Lava Jato” investigations, their consequences and political instability could have a material adverse effect on us.

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

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our legal name is Cosan Limited and our commercial name is Cosan. Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is http://ir.cosanlimited.com/enu. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

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

At an extraordinary general meeting held on October 1, 2014, Cosan S.A.’s shareholders approved a spin-off of the logistics business of Cosan S.A. and the merger of the spun-off portion into Cosan Logística (the “Partial Spin-off”). The Partial Spin-off sought to segregate Cosan S.A.’s logistics activities, focused on Rumo, in order to allow each of our business segments to be more sector-focused, and to establish a suitable capital structures for each business segment. It also seeks to provide the market with greater transparency on each business segment’s performance, which will give shareholders and investors an improved ability to analyze each individual business’ performance. Cosan Limited controls both Cosan S.A. and Cosan Logística, with a 62.51% and 62.51% interest in each of them, respectively. At September 30, 2014 the portion spun-off to Cosan Logística had a book value of R$1,059.5 million. Due to the Partial Spin-off, all of the shares issued by Cosan Logística previously held by Cosan S.A. were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to the shareholders of Cosan S.A. (including Cosan Limited) at an exchange ratio of 1:1. Cosan S.A.’s shares were traded ex-rights to receive Cosan Logística’s shares as from October 6, 2014. Cosan Logística’s shares are currently traded on the B3 under the ticker “RLOG3,” with trading having started on October 6, 2014. As a result, shareholders had been provided with the same political and economic privileges in Cosan Logística as those conferred on them by the shares of the company they previously held. Furthermore, the Partial Spin-off did not result in any change in the characteristics of Cosan S.A.’s shares or the advantages conferred by them. Due to the Partial Spin-off and consequent transfer of the spun-off portion to Cosan Logística, the share capital of Cosan S.A. was reduced by R$1,059,591, corresponding to the book value of the spun-off portion, without any cancellation of Cosan S.A.’s shares. As such, Cosan S.A.’s share capital reduced from the current R$4,691,822 to R$3,632,231, and it remains divided into 407,214,353 registered common, nominative and without par value shares.

On April 1, 2015, following the completion of the applicable conditions precedent, the merger between Rumo and ALL was effected with an adjusted exchange ratio (adjusted by the dividends distributed per each company during the period) that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result, ALL’s shares (B3 ticker: ALLL3) were delisted from B3 as of March 31, 2015. As of April 1, 2015, Rumo’s public shares listed on the B3 (under the ticker “RAIL3”) fully reflected the effects of the merger.

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

On September 30, 2016, Cosan S.A. entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, Cosan S.A. reduced its equity interest in Radar and Radar II from 37.7% to 3%. Cosan S.A. retains significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the inhibition of Cosan S.A.’s decision-making power defined on the shareholders agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

On December 22, 2017, we acquired 22,025,248 of our Class A common shares pursuant to a tender offer at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other related expenses. These shares represented 13.04% of the issued and outstanding Class A common stock of Cosan Limited as of December 21, 2017. The shares accepted for purchase included 1,299,859 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 146,867,137 outstanding Class A common shares remaining.

On January 18, 2018, Cosan Logística’s subsidiary, Rumo, completed an offering of 5.875% senior notes due 2025 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used for general corporate purposes, including but not limited to the repayment of outstanding indebtedness and investments in our logistics business.

On March 19, 2018, we entered into an agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

On April 19, 2018, we submitted to the B3 a proposal relating to the discontinuation of our Brazilian Depositary Receipts, or “BDRs,” program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). On October 10, 2018, we completed the deregistration with the CVM and the delisting of our BDRs from the B3. The discontinuation of our BDR program was intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for an amount of U.S.$916 million. Shell Argentina operates a petroleum refinery and distributes fuel through a network of 645 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis). It is expected that Shell Argentina will enter into several agreements with Shell entities, on market terms, including a supply agreement for the import of hydrocarbons and a license to use certain Shell brands in Argentina. The acquisition was completed on October 1, 2018.

On May 31, 2018, Cosan S.A., through its subsidiary CLI, acquired control of TTA Holding, or “TTA,” and Lubrigrupo II — Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” R$44.2 million and R$11.3 million, respectively, generating an additional goodwill in the lubricants segment of R$23.6 million and R$6.8 million, respectively. The total consideration paid for these acquisitions, net of cash received, amounted to R$33.0 million and R$10.0 million, respectively.

On December 20, 2018, Cosan S.A., through its subsidiary CLI, acquired control of Metrolube, for an initial consideration of R$112.8 million, generating an additional goodwill in the Moove segment of R$67.5 million. The total consideration, net of cash received, amounted to R$112.8 million.

On December 21, 2018, CLI and CVC entered into an investment agreement pursuant to which CVC will subscribe for shares in Moove’s capital in a total amount of R$562 million (which is equivalent to approximately 30% of Moove’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, Moove received R$434 million at the closing of the transaction and may receive up to approximately R$128 million until 2021.

On January 3, 2019, we acquired 14,228,134 of our Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million, excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan Limited as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining.

On March 8, 2019, Cosan S.A. announced the conclusion of the tender offer held on the same date for acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares of Comgás were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per preferred share, representing approximately 14.77% of Comgás’s capital stock. As a result, we increased our interest in Comgás from 80.12% prior to the tender offer to 94.88% following the conclusion of the tender offer.

On March 28, 2019, Rumo announced that it has won the tender (International Bidding No. 02/2018) organized by ANTT to operate the railway network located between the cities of Porto Nacional, in the state of Tocantins and Estrela d’Oeste, in the state of São Paulo. Rumo’s bid was of R$2,719.0 million. The final granting of the concession to Rumo is subject to the completion of the remaining stages of the tender detailed in the tender notice, including an analysis of Rumo’s licensing documents. Rumo will be required to pay (i) 5% of the value of its bid within 45 days of the publication of the ANTT’s final decision, and (ii) the remainder in 120 quarterly instalments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession.

On April 24, 2019, we announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total Class A common shares remaining.

Capital Expenditures

For a description of our principal capital expenditures over the fiscal years ending December 31, 2018, 2017 and 2016, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

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

Through Raízen, a joint venture between Cosan S.A. and Shell created in June of 2011, the company produces more than 2.2 billion liters of ethanol per year to supply both domestic and international markets and 4.3 million tons of sugar, with 981 MW of installed capacity—making it the largest sugar exporter and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 6,524 service stations throughout Brazil under the Shell brand, with approximately 989 convenience stores, 67 distribution terminals and presence in 68 airports supplying jet fuel. On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for the amount of U.S.$916 million. Shell Argentina operates a petroleum refinery and distributes fuel through a network of 645 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis).

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of over 16,747 kilometers, bringing natural gas to 1.9 million residential, commercial and industrial consumers in 177 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering approximately 88 municipalities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley.

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan S.A. operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay and Paraguay (South America), United States of America, Spain, France, Portugal and the United Kingdom, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Under the Comma brand, Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

In the logistics sector, Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. Cosan S.A. has spun-off its logistics segment, including Rumo, into a listed company called Cosan Logística. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For further details, see “—A. History and Development of the Company.”

Cosan Limited (NYSE ticker: “CZZ”) has been listed since 2007 on the NYSE. Cosan S.A. (B3 ticker: “CSAN3”) has been listed since 2005 and Cosan Logística (B3 ticker: “RLOG3”) has been listed since 2014, both on the B3 segment with the highest standards of corporate governance, the “Novo Mercado.” Comgás (B3 ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the B3. Rumo (B3 ticker: “RAIL3”) has been listed since 2015 on the B3, with the highest standards of corporate governance, the “Novo Mercado.”

Raízen Combustíveis

Overview

Through Raízen Combustíveis, our downstream Joint Venture Company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of 6,524 Shell-branded retail service stations, 67 distribution terminals and 68 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 32% market share in Brazil in terms of volume of fuel sold in the fiscal year ended December 31, 2018, according to Plural.

The following are the three main lines of activity in which Raízen Combustíveis is engaged:

•

Retail: Raízen Combustíveis operates in the retail segment of the fuels distribution market through a network of Shell-branded retail service gas stations which on December 31, 2018 totaled 6,524 stations throughout Brazil. Raízen Combustíveis is a “Shell” brand licensed company, which is recognized as a symbol of quality and technology. The main products that Raízen Combustíveis sells at gas stations are Shell V-Power (ethanol and gasoline with additives) and Shell Evolux.

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

•

Raízen Argentina: Raízen acquired the downstream assets of Shell in Argentina, including a petroleum refinery and a network of 645 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis).

Raízen Combustíveis Highlights	As of and For the Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Service stations	6,524	6,272	6,027
Fuel sold (billion liters)	27.5	25.6	24.8
Ethanol sales (R$ million)	7,535.7	4,926.2	5,246.6
Gasoline sales (R$ million)	32,565.8	31,878.8	29,162.1
Diesel sales (R$ million)	38,062.8	31,786.9	29,812.9
Jet fuel sales (R$ million)	5,867.5	3,709.6	3,414.2
Other products (R$ million)	1,172.3	487.6	507.2

Net sales (R$ million)(1)	85,204.1	72,789.1	68,143.0

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

All of our fuel distribution operations are in the domestic Brazilian and Argentinian markets. Our operations are not subject to significant seasonality; however, the price of hydrous ethanol at the pump is typically more volatile than the prices of gasoline or diesel, as a result of the seasonality of the sugarcane harvest and the limited storage facilities for ethanol in Brazil. This in turn impacts the proportion of our revenue mix that is derived from either gasoline or ethanol throughout the year, as consumers who own flex fuel vehicles switch between the two fuels according to the relative price of each.

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

In addition, as of December 31, 2018, we had 989 convenience stores (compared to 950, 961 and 944 as of December 31, 2017, 2016 and 2015, respectively) throughout Brazil.

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

Raízen Energia Highlights	As of and for Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Crushed sugarcane (million tons)	60.1	60.7	62.2
Sugar volume sold (thousand tons)	3,493.5	4,559.9	4,694.6
Ethanol volume sold (million liters)	4,685.6	3,841.1	3,614.3
Energy sold (MWh)	11,186.5	3,520.7	2,871.9
Net sugar sales (R$ million)	3,670.8	5,377.4	5,794.8
Domestic market	1,218.4	1,295.5	1,437.4
External market	2,452.4	4,081.8	4,357.4
Net ethanol sales (R$ million)	8,569.4	6,550.7	6,480.4
Domestic market	6,254.9	4,474.9	3,810.4
External market	2,314.5	2,075.8	2,670.0
Net energy cogeneration sales (R$ million)	2,836.7	884.3	520.5
Other products and services (R$ million)	4,721.7	340.3	338.1
Net sales (R$ million)(1)	19,798.6	13,152.7	13,133.8

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

	As of and for Fiscal Year Ended December 31
	2018	%	2017	%	2016	%
	(millions of tons, except percentages)
Own sugarcane harvested from leased land	28.9	48.0	29.1	47.9	31.3	50.4
Sugarcane purchased from third parties	31.2	52.0	31.6	52.1	30.9	49.6

Total	60.1	100	60.7	100	62.2	100

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

Our mills have the capacity to crush 73 million tons of sugarcane per year and in the fiscal year ended December 31, 2018, we crushed 60.1 million tons of sugarcane, or 12% of Brazil’s central-south region total sugarcane production (which was 497.5 million tons as of December 31, 2018, according to UNICA). For further information on our sugarcane mills see “—D. Property, Plant and Equipment.” The mills that are equipped to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 57% sugar and 43% ethanol to 47% sugar and 53% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heating water that is transformed into steam. Thirteen of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan S.A. and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2018 we exported 65.6%, by volume, of the sugar we sold. Rumo handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the port of Santos in the state of São Paulo.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 64.7% of our ethanol production in the fiscal year ended December 31, 2018 and 58.8% of our ethanol production in the fiscal year ended December 31, 2017. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A. (BR Distribuidora), Raízen Combustíveis S.A. (Shell) and Cia. Brasileira de Petróleo Ipiranga (Ipiranga). We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2018, we exported 24.7%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the port of Santos in the state of São Paulo.

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

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.6 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2018, producing approximately 2.6 billion liters of ethanol, representing 10% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, having sold abroad R$2.3 billion including trading in the foreign markets, having exported 1.2 billion liters in the fiscal year ended December 31, 2018 and 1.2 billion liters in the fiscal year ended December 31, 2017.

Cogeneration

Raízen Energia currently has an installed energy capacity of 981 MW per year from our 26 mills, of which 13 mills sold their excess energy to the Brazilian energy grid. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights	As of and for Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Energy sold (MWh)	11,186.5	3,520.7	2,871.9
Net sales (R$ million)(1)	2,836.7	884.3	520.5

(1)

Raízen Energia is accounted for under the equity method, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended December 31, 2018, 2017 and 2016, we sold 11,186.5 MWh, 3,520.7 MWh and 2,871.9 MWh, respectively, of energy to third parties. Our main customers, besides the energy sold to the Brazilian grid, are utility companies. In the fiscal year ended December 31, 2018, approximately 80% of our excess cogeneration volume was sold through long-term contracts.

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

Comgás (Natural Gas Distribution)

Overview

Comgás is Brazil’s largest distributor of piped natural gas, with a network reaching over 16,747 kilometers and delivering natural gas to more than one million residential, commercial and industrial consumers in over 177 cities. The Comgás concession area covers approximately 26% (according to the IBGE) of Brazil’s GDP, including approximately 88 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 30% market share in Brazil in terms of volume sold in 2018, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’ supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras that is sourced out of Bolivia was recently renewed until 2021. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Comgás Highlights	As of and for Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Natural gas sold (million cbm)	4,543.3	4,292.9	4,323.0
Net sales (R$ million)	6,840.0	5,537.9	5,657.2

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

Moove

Moove is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil and Comma brands in Brazil, Argentina, Bolivia, Uruguay, Paraguay, Spain, France, Portugal, the United States of America, the United Kingdom and Asia.

Moove Highlights:	As of and for Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Volume of lubricants sold (thousand liters)	345.9	347.8	328.9
Net sales (R$ million)	3,449.9	2,129.5	1,883.7

We have a wholly-owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 2.5 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 600 different lubricants, and purchase more than 400 raw materials, including basic oils and additives.

We sell our lubricant products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships.

We have exclusive distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011.

In July 2012, we acquired Comma Oil and Chemicals Limited (currently known as Moove Lubricants), which reinforced our strategy to enter into the European lubricants and specialties markets. As a result, we acquired finished lubricants and the manufacture and sale of chemicals to third parties, all of Comma’s assets at the Gravesend site in Kent, England, United Kingdom, as well as ownership of Comma’s trademarks and brand names. In addition, agreements will be in place to allow Comma to continue to distribute select Mobil-brand lubricants into specific sales channels in the United Kingdom and to continue to manufacture and distribute a range of seasonal and ancillary automotive products to ExxonMobil.

We have exclusive distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011. Since December 2016, Moove has had the exclusive distribution rights for Mobil brand products in Spain and, more recently, in the United Kingdom, Argentina, France, Portugal and the United States of America.

Our lubricants business is not subject to significant seasonality. However a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies to which our fuel distribution business, Raízen Combustíveis, is subject. See “—Raízen Combustíveis.”

Cosan Logística

Overview

Our logistics operations are operated through Cosan Logística, which holds our interest in Rumo see “—A. History and Development of the Company.” Rumo offers an integrated logistics solution to agricultural commodity producers located in the central-south region of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our port facility at the port of Santos in the state of São Paulo. Rumo also offers warehousing services.

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

The following table sets for the certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Transported volume (million RTK)	56,351.5	49,690.5	40,270.4
Port elevation volume (thousand tons)	10,771.5	13,133.0	13,113.7
North operations (R$ million)	4,913.4	4,439.7	3,651.5
South operations (R$ million)	1,412.3	1,283.1	1,097.7
Container operations (R$ million)	259.2	223.5	265.4
Net sales (R$ million)	6,584.9	5,946.3	5,014.6

Currently, Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines, more than 1,180 locomotives, over 30,200 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where we store grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over one million tons of grains per month. Moreover, Rumo controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate Rumo leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve our logistics and other services. For example, the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, in which Rumo currently has a 10% equity interest, is a significant port project that has been constructed and has the capacity to handle approximately 8 million tons of grain per year.

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

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for Fiscal Year Ended
	December 31, 2018		December 31, 2017		December 31, 2016
	(in R$ millions, except percentages)
Northern Operations	4,913.4	74.62%	4,439.7	74.66%	3,651.5	72.8%
Southern Operations	1,412.3	21.45%	1,283.1	21.58%	1,097.7	21.9%
Container Operations	259.2	3.94%	223.5	3.76%	265.4	5.3%

Net sales	6,584.9	100%	5,946.3	100%	5,014.6	100%

Major Customers

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2018, Bunge accounted for 13.9% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 48% of Rumo’s total net revenue from services. In the fiscal year ended December 31, 2017, Bunge accounted for 15.0% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 52.5% of Rumo’s total net revenue from services in the same period. Bunge is the principal customer of Rumo’s Northern Operations and Southern Operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, loading cargo in transshipment terminals destined for ports which Rumo operates.

Rumo’s major clients in the rail sector are export companies such as Amaggi, ADM, Bunge, Cargill, Louis Dreyfus and Raízen. In the fiscal year ended December 31, 2018, Bunge accounted for 15.6% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 53.9% of Rumo’s net revenue from services in that sector. In 2017, Bunge accounted for 14.5% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 46.4% of Rumo’s net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Engelhart, Czarnikow, Cofco, Wilmar, Raízen and Sucden. In the fiscal year ended December 31, 2018, Engelhart accounted for 17.8% of our net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector collectively accounted for 70% of Rumo’s net revenue from services in that sector. In the fiscal year ended December 31, 2017, Raízen accounted for 17.9% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 52.3% of Rumo’s net revenue from services in that sector.

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

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630, dated February 25, 1993, or the “Ports Modernization Law,” which provided the legal framework applicable to the exploitation of the publicly-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law 12,815 dated June 5, 2013, or the “New Ports Law,” which has been further amended by Decree No. 8,033/2013, as amended by Decree No. 9,084/2017. The New Ports Law revoked the Ports Modernization Law and established a new legal framework for port operations in Brazil.

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

In September 2015, we filed formal requests for the renewal of the Malha Sul and Malha Paulista concession agreements with the ANTT. Such requests are currently under review by the ANTT. The request relating to the Malha Paulista concession was duly approved by the ANTT and is currently under review by the Brazilian Federal Court of Auditors pursuant to Law No. 13,488/2017. Our expectation is that this review will be completed during the course of 2019. The analysis of the Malha Sul renewal request should resume following the conclusion of the ANTT’s analysis of the renewal request relating to Malha Paulista.

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

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate––The loss of Brazilian railway concessions may have a material adverse effect on our business.” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate–– Rumo may not obtain early renewals of Rumo Malha Paulista S.A., or “Malha Paulista,” and Rumo Malha Sul S.A., or “Malha Sul,” concession agreements, currently under review by the ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.”

Port Lease Agreements

We lease 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). We lease this property pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013. This lease can be legally extended up to 2066 through new investments. Pursuant to the lease agreement, we have an obligation to make investments totaling an estimated R$308 million, which we estimate to complete by February 2019.

We also hold equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (2) facilities, equipment and track for rail transport of goods and import/export through the right and left banks of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Malha Norte via a leasing agreement due to expire in 2022; and (4) Terminal Marítimo do Guarujá (TMG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2022.

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

Competition

Fuel Distribution

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the three major distributors increasing their combined market share from 65.2% in 2000 to approximately 69.1% in 2018, according to ANP and considering all products.

According to Plural, formerly known as Sindicom, as of January 1, 2018, the top-three distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Raízen, through the Shell brand and Ultrapar S.A., through the Ipiranga brand. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the past decades. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world.

We also face competition from international sugar producers. According to UNICA, as of December, 2018, we are the largest sugar producer in Brazil and the largest sugar exporters in the world with 4.3 million tons of sugar produced in the 2017/18 harvest, compared to Tereos (5.3 million tons of sugar produced in the 2017/2018 harvest) and Südzucker AG of Germany (with 5.9 million tons of sugar produced in the 2017/2018 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

We also face competition from international ethanol producers that use other ethanol sources, such as corn, for the generation of fuel ethanol.

Natural Gas

Comgás’ concession area covers approximately 26% of Brazil’s GDP, including approximately 88 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2029. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

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

As of the date of this annual report, we own 324 trademarks in Brazil, 81 of which are owned by Cosan S.A., 20 of which are owned by Cosan Logística, with the remaining 223 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2018, 2017 and 2016 concentrated in the following key areas:

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

•

We conduct research and development into renewable base oils through Novvi S.A., a Joint Venture between Cosan S.A. and Amyris formed in 2011. Novvi was established for the worldwide development, production and commercialization of renewable base oils made from Biofene, Amyris’ renewable farnesene.

•

We originally established Payly in November 2018 to operate a digital payment scheme to consumers and B2B partners. Payly provides payment processing services to consumers through a digital wallet, and delivers a payment arrangement solution to enterprises. This provides Payly with deep insights into the needs of merchants and end consumers, thereby becoming a comprehensive platform and entry point for payment, lifestyle and innovative financial services. Payly charges a fee based on a certain percentage of the payment amount processed and also generates value through the accounts balance investment.

Our total research and development expenditure amounted to R$2.8 million in the fiscal year ended December 31, 2018, R$2.9 million in the fiscal year ended December 31, 2017 and R$3.7 million in the fiscal year ended December 31, 2016, respectively.

C.	Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our main operations include: (1) the distribution of fuels in the Brazilian market through Raízen Combustíveis, our downstream Joint Venture company; (2) the production and sale of sugar and ethanol and the cogeneration of electricity from sugarcane bagasse through Raízen Energia, our upstream Joint Venture company; (3) the distribution of piped natural gas in part of the state of São Paulo through our subsidiary Comgás, which has been consolidated since November 2012; (4) logistics services including transportation, port loading and storage of sugar, through our indirectly owned subsidiary Rumo; (5) the production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian markets under the Comma brand; and (6) an online payment services platform and certain other investments, or “Cosan Corporate.”

At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan S.A. to “Cosan Logística S.A.” was approved by Cosan S.A.’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off does not affect the consolidated financial statements of Cosan Limited.

A list of the Company’s subsidiaries is included in note 8.1 of our audited consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 attached hereto. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

Until the adoption of IFRS 11, these investments were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in the transition period ended December 31, 2013, these investments are accounted for under the equity method. The Joint Venture consists of three separate legal entities:

•

Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. In 2017, the resulting company had a network of 6,524 fuel stations throughout Brazil. Cosan S.A. and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan S.A. and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan S.A. and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.

•

Raízen Energia S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan S.A. and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan S.A. and its subsidiaries own 50% plus one share of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 50% minus one of this entity’s voting shares.

•

Raízen S.A.: previously, Raízen S.A. was a management company, which is the Joint Venture’s face to the market and facilitates the building of a unified corporate culture. Cosan S.A. and its subsidiaries and Shell and its affiliates each used to own 50% of the equity and voting interests in this company. On November 18, 2016, both Cosan S.A. and Shell sold 100% of their respective shares in the share capital of Raízen S.A. to Raízen Combustíveis, as a result of which Raízen Combustíveis is currently the sole shareholder of Raízen S.A.

D.	Property, Plant and Equipment

For more information related to property, plant and equipment see note 10.1 of our audited consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 attached hereto. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 67 distribution terminals to 6,524 service stations throughout Brazil under the Shell brand and also has 68 airport terminals supplying aviation fuel. For the next year, new investments are expected to be made in port terminals, increasing trading capacity and, consequently, expanding our operations.

In 2018, Raízen Combustíveis acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 108 thousand barrels per day, which distributes fuels and lubricants through 645 strategically-located service stations under the Shell brand, of which 10% are owned by Raízen Combustíveis.

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

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of over 16,747 kilometers, supplying natural gas to 1.9 million residential, commercial and industrial consumers in over 177 cities. Its concession area accounts for approximately 26% of Brazil’s GDP, covering approximately 88 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.

Moove

Moove has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 2.5 million barrels of lubricants per year, storage capacity for base oils and lubricants (620,000 barrels) and a pier facility for docking ships of up to 20,000 tons. Moove also has another production plant located in Kent, England, United Kingdom, with a production capacity of 440,000 barrels per year and storage capacity of 31,000 barrels.

Cosan Logística

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest railroad-based logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. We operate in the states of Mato Grosso and São Paulo as well as the southern region of Brazil. According to MDIC and IBGE data as of 2018, our rail network extends over an area that accounts for approximately 80% of Brazil’s GDP, where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported.

Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines, over 1,180 locomotives, over 30,200 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where it stores grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 1 million tons of grains per month. Moreover, it controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate it leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services.

The transportation of agricultural commodities, primarily for export, represented approximately 82%, 83% and 82% of Rumo’s transported volume in the fiscal years ended December 31, 2018, 2017 and 2016, respectively. The transportation of industrial products represented approximately 18%, 17% and 18% of Rumo’s transported volume in the same periods, respectively. In addition, in the fiscal years ended December 31, 2018, 2017 and 2016, approximately 73%, 60.1% and 70%, respectively, of Rumo’s transported volume derived from the transportation of grains.

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

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen Energia

Raízen Energia invests in biological asset and intercrop maintenance as well certain operational and other projects expenditures, as set forth below. The funds used by Raízen Energia for making capital expenditures are generated from its working capital and existing or new indebtedness.

Biological Asset and Intercrop Maintenance

Raízen Energia invests in maintaining and renewing sugarcane fields at approximately 70% of its total capital expenditures per year. Raízen Energia also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$1,828 million in the fiscal year ended December 31, 2018.

Operational and Other Projects Expenditures

Raízen Energia has several other investments that include health, safety and environmental initiatives, sustaining, ethanol and sugar logistics, harvest and planting mechanization, expansion through brownfield projects among other projects. An important part of these investments aims to increase the productivity and efficiency of its operations. The operational and other projects capital expenditures totaled approximately R$748 million in the fiscal year ended December 31, 2018.

Raízen Combustíveis

Raízen Combustíveis invests in maintaining and expanding infrastructure, including, among others, its service stations network expansion. The capital expenditure of Raízen Combustíveis in the fiscal year ended December 31, 2018 amounted to R$994 million, of which 86% was invested in Brazil (R$857 million) mainly in its service station network, and the remaining 14% was invested in Argentina (R$137 million). The funds used by Raízen Combustíveis for making capital expenditures are generated from its working capital and existing or new indebtedness.

We are required by Resolution No. 1,283/2006, an environmental regulation issued by the Argentinian Energy Secretariat (Secretaría de Energía de Argentina), to perform certain mandatory capital expenditures related to product quality (PQU) at the Buenos Aires refinery. Pursuant to the applicable rules, we are required to complete this investment by 2022.

Comgás

Comgás has been investing in its network expansion and during the fiscal year ended December 31 2018, it invested R$530 million, of which approximately 60% was associated with expansion programs, approximately 28% was related to network support investments, and approximately 12% was related to administrative and software investments. The funds used by Comgás for making capital expenditures are generated from its working capital and existing or new indebtedness.

Cosan Logística

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2018, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$2,020 million in the aforementioned initiatives, including overhauling 393 km of tracks and, purchasing 163 railcars and 19 new locomotives. Approximately 61% of the capital expenditure mentioned above was invested in nonrecurring expansion projects and 39% in recurring projects.

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

Moove

During the fiscal year ended December 31, 2018, Moove’s capital expenditure totaled R$47.8 million, of which 47% (R$22.6 million) was invested in Moove’s Brazilian operations and the remainder in European operations. Approximately half of the capital expenditure in Brazil was invested in renewing and increasing tank capacity. The other half was mostly invested in recurring projects. In Europe, approximately 70% was invested in recurring projects, while the remainder was invested in expansion projects. The funds used by Moove for making capital expenditures are generated from its working capital and existing or new indebtedness.

E.	Supplemental Information About Joint Venture

Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly-controlled entities (Joint Ventures) under the new standard. Although, Raízen Combustíveis and Raízen Energia are not consolidated in our financial statements (since March 31, 2013) we have included below a summary of business performance derived from note 4 (Segment information) to our audited financial statements for the periods indicated.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2018 with the audited fiscal year ended December 31, 2017, and on a comparison of the audited fiscal year ended December 31, 2017 with the audited fiscal year ended December 31, 2016.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

Net Sales

	For the Fiscal Year Ended December 31, 2018	For the Fiscal Year Ended December 31, 2017	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	19,798.6	13,152.8	50.53%
Ethanol	8,569.4	6,550.7	30.82%
Sugar	3,670.8	5,377.4	(31.74)%
Cogeneration	2,836.7	884.3	220.78%
Other	4,721.7	340.4	N/A
Raízen Combustíveis(1)	85,204.1	72,789.1	17.06%
Fuel	84,031.8	72,789.1	15.45%
Other	1,172.3	—	—

(1)

Includes 100% of these entities’ net sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2018 and 2017.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the fiscal year ended December 31, 2018 amounted to R$19,798.6 million, an increase when compared to net revenues of R$13,152.8 million for the fiscal year ended December 31, 2017. This was primarily due to a 38% increase in volumes sold arising from the acquisition of WX Energia, as a result of which there was an increase of 221% in cogeneration sales and energy trading in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. This increase was offset by a 32% decrease in sugar sales, mainly due to 20% lower average prices and 23.4% lower sales volume.

Raízen Combustíveis

Raízen Combustíveis’ net sales increased from R$72,789.1 million in the fiscal year ended December 31, 2017 to R$85,204.1 million in the fiscal year ended December 31, 2018, or 17%. This increase reflects an increase in volume sold as a result of the improvements in Brazil’s macroeconomic environment during the course of 2018.

Cost of Sales

	For the Fiscal Year Ended December 31, 2018	For the Fiscal Year Ended December 31, 2017	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(18,136.4)	(10,907.7)	66.27%
Raízen Combustíveis(1)	(81,298.4)	(68,875.3)	18.04%

Cost of Sales	(99,434.8)	(79,783.0)	24.63%

(1)

Includes 100% of these entities’ cost of sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2018 and 2017.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2018 increased 66.27%, or R$7,228.7 million, as compared to the fiscal year ended December 31, 2017, due mainly to (i) higher diesel costs, which affected agricultural operations; (ii) lower sugarcane field productivity; and (iii) cost inflation.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2018 increased 18.04%, or R$12,423.1 million, as compared to the fiscal year ended December 31, 2017. This increase is due to higher sales volume (1.7%) and increases in gasoline and diesel prices (of 5.97% and 3.75%, respectively), pursuant to the pricing policy implemented by Petrobras in October 2016.

Selling Expenses

	For the Fiscal Year Ended December 31, 2018	For the Fiscal Year Ended December 31, 2017	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(768.8)	(803.2)	(4.28)%
Raízen Combustíveis(1)	(1,506.7)	(1,345.8)	11.96%

Selling expenses	(2,275.5)	(2,149.0)	5.89%

(1)

Includes 100% of these entities’ selling expenses. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2018 and 2017.

Raízen Energia

Raízen Energia’s selling expenses decreased R$34.4 million, or 4.28%, in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017, due primarily to a R$33.6 million decrease in expenses with logistics. The lower logistics expenses can be principally attributed to the higher efficiency of the loading and unloading process in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 as a result of initiatives implemented to improve this process.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased to R$1,506.7 million, or 11.96%, in the fiscal year ended December 31, 2018, from R$1,345.8 million in the fiscal year ended December 31, 2017, due primarily to a R$117 million increase in expenses with logistics attributed to the consolidations of Raízen’s operations in Argentina in the fourth quarter of 2018.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2018	For the Fiscal Year Ended December 31, 2017	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(664.7)	(618.1)	7.54%
Raízen Combustíveis(1)	(526.2)	(455.7)	15.47%

General and administrative expenses	(1,190.9)	(1,073.8)	10.91%

(1)

Includes 100% of these entities’ general and administrative expenses. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2018 and 2017.

Raízen Energia

General and administrative expenses totaled R$664.7 million in the fiscal year ended December 31, 2018, an increase of 7.54% compared to the fiscal year ended December 31, 2017, primarily due to a 8% increase in personnel expenses due to salary inflation.

Raízen Combustíveis

General and administrative expenses totaled R$526.2 million in the fiscal year ended December 31, 2018, an increase of 15.47%, or R$70.5 million, compared to the fiscal year ended December 31, 2017, primarily due to the impact of inflation on general expenses.

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

(1)

Includes 100% of these entities’ net sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

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

(1)

Includes 100% of these entities’ cost of sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

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

(1)

Includes 100% of these entities’ selling expenses. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

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

(1)

Includes 100% of these entities’ general and administrative expenses. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2017 and 2016.

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

Legal and Administrative Proceedings of the Joint Venture

Overview

In the ordinary course of business, Raízen and its subsidiaries are parties to numerous judicial and administrative proceedings of a tax, civil, regulatory, environmental, criminal and labor nature, including proceedings with probable, possible and remote risks of loss.

Pursuant to the framework agreement which was entered into during the formation of the Raízen joint venture, Raízen has agreed that it will reimburse its shareholders, i.e., Cosan S.A. and Shell, or will be reimbursed by them, as applicable, for any amounts received or paid in connection with legal proceedings, provided that the triggering events for such payments or receipts occurred before the formation of the Raízen joint venture on April 1, 2011 and provided that any such sums have actually been paid or received.

As of December 31, 2018, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,366 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$14,280 million and for which no provision has been made.

Raízen and its subsidiaries constitute provisions for tax, civil, environmental and labor contingencies in which our risk of loss is considered probable in accordance with IFRS. Determination of the likelihood of loss includes determination of available evidence, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in the legal system, as well as an evaluation by internal and external attorneys. Such provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations applicable, tax inspection conclusions or additional exposures identified based on new matters or court decisions.

Certain Material Legal Proceedings of the Joint Venture

Below is a description of Raízen and its subsidiaries’ principal proceedings:

•	Corporate Income Taxes and Social Contribution on Net Profits. Raízen Energia has received:

•

tax assessments, from the Brazilian federal tax authorities seeking to collect corporate income tax and social contributions (specifically, CSLL) with regards to the years 2006 to 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. As of December 31, 2018, the aggregate amount under discussion was R$460 million, including interest and a 150% fine, of which R$239.5 million was classified as having a possible risk of loss and R$220.5 million was classified as having a remote risk of loss. Raízen Energia filed its defense in January 2012. Raízen Energia was notified of the partially favorable decision rendered by the Administrative Court of Tax Appeals to cancel item (3) described above and reduce the fine from 150% to 75%. Raízen Energia filed an appeal to the final level administrative court to discuss the remaining items. Tax authorities also filed an appeal to discuss the fine reduction. Both appeals are awaiting judgment;

•	a tax assessment notice related to goodwill amortization deductions from 2011 to 2012 in an amount of R$104.4 million which is classified as a possible risk of loss as of December 31, 2018; and

•

a tax assessment notice related to goodwill amortization deductions from 2013 to 2014, including interest and a 150% fine, of which R$102.6 million was classified as a possible risk of loss and R$29.3 million was classified as a remote risk of loss as of December 31, 2018. Raízen is awaiting judgment of the administrative court.

The alleged underlying facts in relation to each of the above occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts are subject to reimbursement by shareholders in the event of an adverse decision.

•

Goodwill contributed in Raízen Combustíveis. CLE has received three assessment notices from the Brazilian federal tax authorities seeking to collect corporate income tax and social contributions (specifically, IRPJ and CSLL) arising in connection with the amortization of goodwill on certain investments in the 2011, 2012, 2013 and 2014 calculation periods. The first tax assessment notice related to 2011 and 2012 and was in a total amount of R$200.7 million, the second related to 2013 and was in a total amount of R$121.7 million, and the third tax assessment notice (received in March 2019) relates to 2014 and is in an amount of R$41.5 million. The risk of loss is estimated as possible with regards to each of these. The relevant proceedings are currently awaiting judgment in the administrative court. This goodwill is the responsibility of CLE and was contributed to Raízen Combustíveis.

•

Goodwill Raízen Tarumã. Raízen Tarumã received (i) a tax assessment notice related to goodwill amortization deductions from 2009 to 2012, in a possible amount of R$58.8 million; and (ii) a tax assessment notice related to goodwill amortization deductions from 2013 to 2014, in a possible amount of R$42.8 million as of December 31, 2018. Raízen is awaiting judgment of the administrative court. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts are subject to reimbursement by shareholders in the event of an adverse decision.

•

Social Security Contributions. In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a favorable first level decision. The risk of loss is classified as probable and as of December 31, 2018, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$327.5 million and had judicially deposited the same amount (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

•

Industrialized Products Tax. The Brazilian federal government filed a tax enforcement action pursuant to Normative Instruction No. 67/98 with regards to the industrialized products tax allegedly due as a result of the removal of certain types of sugar from Raízen Energia’s facilities from 1995 to 1997 and from 1992 to 1997. As of December 31, 2018, the aggregate amount under discussion was R$367.5 million. After Raízen Energia filed a motion to stay the tax enforcement action, the first level judge rendered a favorable decision and the Brazilian federal government filed an appeal. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders. In addition, Raízen is also a party to certain claims regarding the industrial products tax allegedly due on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are not subject to the industrialized products tax).

•

Industrialized Products Tax. In August 1998, Raízen Energia filed an offset request with the Brazilian federal tax authorities in order to offset debts already included in an installment payment plan against credits relating to undue payments made by Raízen Energia in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The right to the credit was partially granted by the second administrative trial court. However, the calculation of the amount of credit is still pending in the first administrative trial court. As of December 31, 2018, the amount involved in this proceeding is R$113.4 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.

•

MP 470. The Brazilian federal tax authorities have partially rejected Raízen Energia’s requests for payment of its federal tax debts, pursuant to provisional measure No. 470 on the grounds that the tax loss which Raízen Energia is proposing to use is not sufficient to settle the debts in question. The chance of loss is considered as possible. The amount involved in this proceeding is R$185.2 million.

•

PIS and COFINS Credits. The Brazilian federal tax authorities issued tax assessment notices against Raízen Energia related to the allegedly undue use of credits of PIS and COFINS. The notices refer to the credits taken from the costs and expenses with goods and services deemed by the company as inputs for its activities. In relation to the allegedly undue use of PIS and COFINS credits by Raízen Energia before the formation of the Raízen joint venture on April 1, 2011 (and, therefore, subject to reimbursement by our shareholders in case of an adverse decision), Raízen Energia received tax assessment notices which are currently pending a decision of the second administrative trial court and other assessments pending a decision of the lower administrative trial court. As of December 31, 2018, the aggregate amount involved in such proceedings was R$608.5 million. In relation to the allegedly undue use of credits of PIS and COFINS by Raízen Energia and/or Raízen Combustíveis after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision), Raízen Energia has received tax assessment notices and these tax assessments are currently pending decision of the first administrative trial court. As of December 31, 2018, the aggregate amount involved in these proceedings is R$766 million. The risk of loss is classified as possible in each case.

•

ICMS – Diesel Oil. The tax authority of the state of São Paulo issued tax assessment notices against Raízen Energia in order to charge ICMS. According to the tax authority, Raízen Energia did not reverse the credit appropriated on the acquisition of diesel oil as feedstock production, due to the output of oil diesel of the establishment in marketing operations. In addition, Raízen Energia allegedly failed to issue tax invoices and also issued tax invoices with mistaken ICMS amounts. In relation to the facts alleged to have occurred before the formation of the Raízen joint venture on April 1, 2011 (Raízen’s shareholders are therefore required to reimburse Raízen for a portion of any loss in case of an adverse decision), Raízen Energia has received tax assessment notices, and with respect to the second instance administrative court issued a decision partially favorable to the company. Raízen Energia is awaiting a decision of the special appeals court. As of December 31, 2018, the amount involved in this proceeding was R$324.5 million. In relation to the facts which allegedly occurred after the formation of the Raízen joint venture on April 1, 2011 (therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision), Raízen Energia has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2018, the amount involved in this proceeding was R$501 million. The risk of loss is classified as possible in each case.

•

ICMS. The tax authorities of the state of São Paulo issued a tax assessment notice against Raízen Energia in order to collect ICMS debts and impose penalties relating to (i) the alleged acquisition and sale of goods without proper registration of these transactions in the applicable tax books in the years of 2009 and 2010, and (ii) the alleged non-registration in the proper entry book of invoices issued as a result of the symbolic return of goods deposited in warehouses. A first instance decision providing that item (i) described above should be partially cancelled was issued. Raízen Energia and the tax authorities filed appeals to the State Council of Tax Payers (Tribunal de Impostos e Taxas), or “TIT.” In October 2016, a court decision was issued confirming the first decision and also reducing the penalties in connection with item (ii) by 90%. The tax authorities filed a special appeal against this decision. In November 2017, the Special Chamber of the State Council of Tax Payers ruled partially in favor of Raízen Energia by (i) rejecting the tax authorities’ special appeal against the reduction of the penalty and granting the abovementioned 90% in penalties; and (ii) accepting the tax authorities’ special appeal with respect to the annulment of the previous court decision regarding the alleged non-registration in the proper entry book of invoices, in respect to which the Special Chamber of the State Council of Tax Payers ruled that another second instance decision should be issued. In December 2017, Raízen Energia filed a rectifying appeal against this decision. In September 2018, the rectifying appeal filed by Raízen Energia was rejected by the president of the court. Currently, a new second instance judgment of the appeals is pending. The total amount involved is R$479.7 million. The risk of loss is classified as remote for R$473.9 million and as possible for the remaining R$5.7 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts are subject to reimbursement by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our financial statements.

•

PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years of 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen Combustíveis. Raízen Combustíveis obtained a partially favorable decision from the first tier administrative court, and the tax authorities filed an appeal to the second tier administrative court. The amount under dispute as of December 31, 2018 was R$580.7 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•

PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen Combustíveis. The amount under dispute as of December 31, 2018 was R$485.3 million and Raízen Combustíveis presented a surety bond in order to continue to litigate. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•

Labor Civil Public Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The Labor Court ruled the case groundless at first instance. The Public Prosecutor’s Office of Rio de Janeiro appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights (excluding collective moral damages) in an amount of R$11.7 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

Criminal Investigations Involving Raízen Combustíveis

On July 31, 2018, the Civil Police of the state of Paraná launched Operation Controlled Margin to investigate the alleged involvement of Raízen Combustíveis in a scheme to control the final price of fuel sold in services stations located in such region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested.

In parallel, also on July 31, 2018, in connection with the so-called Operation Dubai, the Public Prosecutor’s Office of the Federal District filed a complaint against, among other parties, Raízen Combustíveis and one employee of Raízen Combustíveis in relation to certain alleged anticompetitive practices. In said complaint, the Public Prosecutor’s Office of the Federal District requested that certain assets and funds of Raízen Combustíveis in an amount of approximately R$120 million be frozen. This freezing of assets was not put in place as a result of certain guarantees being provided to the court.

Raízen Combustíveis is currently contesting both sets of proceedings.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments that may materially affect our results of operations, financial condition and liquidity;

•

a discussion of our results of operations for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017, and for the fiscal year ended December 31, 2017 compared with the fiscal year ended December 31, 2016.

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2018, our cash flows for the year ended December 31, 2018, our cash flows for the year ended December 31, 2017, the year ended December 31, 2016, and our material short-term and long-term indebtedness at December 31, 2018; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016.

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

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2018 with the fiscal year ended December 31, 2017, and a comparison of the fiscal year ended December 31, 2017 with the fiscal year ended December 31, 2016.

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

(2) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

(3) Comgás: distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

(4) Cosan Logística: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

(5) Moove, consisting of CLE, Stanbridge, Moove Lubricants, TTA, LubrigrupoII, Cosan S.R.L and Metrolube: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the Comma trademark; and

Reconciliation

(6) Cosan Corporate: an online payment services platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013 Cosan S.A. no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Equity in income of jointly-controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

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

Summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows (see note 3.2 of our consolidated financial statements for further information):

Trade payables. The calculation of cost of gas in the closing of the legal disputes with Petrobras.

Recognized fair value measurements. When the fair value of financial assets and liabilities recorded in the consolidated financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions on these factors could affect the reported fair value of financial instruments.

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

Property, plant and equipment and intangible assets and goodwill. The calculation of depreciation and amortization of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

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

Income tax. A deferred tax asset is recognized for loss carry forwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning strategies.

Provisions for legal proceedings. Provisions for legal proceedings resulting from business combinations are estimated at fair value.

Post-employment benefits. The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

Share-based payment. Cosan S.A. measures employees’ share-based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield.

Recently Issued Accounting Standards

New IFRS accounting standards have been published and/or reviewed and were adopted for the current fiscal year, as described below. Except as described below, there are no other standards and interpretations issued but not yet adopted that may, in management’s opinion, have a significant impact on the results or equity disclosed by the Company.

IFRS 9 Financial Instruments: Classification and Measurement

The Company has applied IFRS 9 since January 1, 2018 except as described below:

•

the Company has adopted the exception of not re-presenting comparative information from previous periods relating to classification and measurement requirements (including impairment). Differences in the balances of financial assets and liabilities arising from the adoption of IFRS 9 were recorded in retained earnings and reserves on January 1, 2018. Thus, the information presented for 2017 generally does not reflect the requirements of IFRS 9, but the requirements of IAS 39;

•

certain determinations were made based on the facts and circumstances existing at the date of initial application, including: (i) determination of the business model in which a financial asset is held; and (ii) the designation and revocation of prior designations of certain financial assets and liabilities as measured at fair value through profit or loss; and

•

all hedge relationship designations in accordance with IAS 39 existing as of December 31, 2017 meet the hedging criteria in accordance with IFRS 9 as of January 1, 2018 and are therefore designated as continuing hedge relationships.

The total impact on the Company’s financial position as at January 1, 2018 is as follows:

(in thousands of reais)
Assets
Trades receivables	(10,932)
Investments in joint ventures	(1,340)
Deferred tax	3,584
Equity
Retained earnings	8,688

a.	Classification and measurement

The Company initially measures a financial asset at its fair value and, in the case of a financial asset not at fair value, through profit or loss, plus transaction costs, except those measured at amortized cost for financial assets that are kept within a business model with the objective of obtaining contractual cash flows that meet the “SPPI criterion.”

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss, or “FVPL,” amortized cost, or fair value through other comprehensive income, or “FVOCI.”

The classification is based on two criteria: the Company’s business model for managing the assets and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding, or the “SPPI criterion.”

The evaluation of the Company’s business models was carried out from the date of initial application on January 1, 2018 and retrospectively applied to financial assets that were not derecognized before January 1, 2018. The assessment of whether cash flows contractual debt instruments are solely composed of principal and interest was made based on the facts and circumstances as in the initial recognition of the assets. This category includes trade accounts receivable, cash and cash equivalents, restricted cash, receivables from related parties, other financial assets and dividends and interest on shareholders’ equity receivable. No new measurement of financial assets was carried out.

b	Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

The Company recognizes a provision for expected credit loss for its trade receivable. The simplified standard approach is applied and the expected credit losses for the entire life of the asset are calculated. The Company has established a provisioning method that is based on the historical experience of credit loss of each business segment, adjusted for specific prospective factors for the debtors and for the economic environment.

The joint ventures Raízen Energia and Raízen Combustíveis have adopted an expected loss method considering the grouping of customers with similar default characteristics, by sales channel and internal rating. The impact of the adoption of this standard was a loss of R$2.7 million (R$1.35 million in the interest in earnings of joint ventures of Cosan S.A.).

c	Hedge accounting

The Company applied the changes of hedge accounting prospectively. At the date of initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Consistent with previous periods, the Company continued to designate the change in the fair value of the entire forward contract in the Company’s cash flow hedge relationships and, as such, the adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s consolidated financial statements.

According to IAS 39, all gains and losses arising from the Company’s cash flow hedge relationships were eligible to be subsequently reclassified to income. Therefore, after the adoption of IFRS 9, the net cash flow hedge gain or loss was presented under “Other comprehensive income not being reclassified to income.” This amendment applies only prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

d.	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments should be applied retrospectively and are effective from January 1, 2019. These amendments have no impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

The assets deriving from infrastructure concessions during the construction period at Comgás and contracts with clients at CLE, which were previously accounted as “intangible assets,” are now booked as “contract asset” and presented in the statement of financial position in the “Other non-current assets.”

The Company has adopted the retrospective method with cumulative transitional effect. In summary, the following adjustments were made to the amounts recognized in the balance sheet at the date of initial application:

	As of January 1, 2018
	IAS 18	IFRIC 12	Reclassification	IFRS 15
	(in thousands of reais)
Other non-current assets (contract asset)	—	—	188,498	188,498
Intangible assets	8,346	180,152	(188,498)	—

Additionally, the subsidiary CLE pays a commission fee to the customer in order to obtain a new contract. In most cases, these payments are associated with a volume acquired by the customer and are treated as cost of sales. On December 31, 2018, the incremental costs of obtaining a contract and costs to fulfil a contract was R$73.6 million.

In 2017, such commission fees were recognized as selling expenses when incurred in the amount of R$82.9 million.

IFRS 16 Leases

These standards are effective for annual periods beginning after January 1, 2019 and change the recognition, measurement, presentation and disclosure of leases. It requires lessees to record all leases on the balance sheet with exemptions available for low value and short-term leases. During 2018, the Company concluded preparations for the new requirements in IFRS 16, except for technical discussions regarding the incremental discount rate and agricultural partnership contracts in joint ventures.

The Company leases various properties, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described in below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

i.	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

ii.	variable lease payment that are based on an index or a rate;

iii.	amounts expected to be payable by the lessee under residual value guarantees;

iv.	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

v.	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

i.	the amount of the initial measurement of lease liability;

ii.	any lease payments made at or before the commencement date less any lease incentives received;

iii.	any initial direct costs; and

iv.	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or fewer. Low-value assets comprise IT-equipment and small items of office furniture.

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor.

To optimize lease costs during the contract period, the Company sometimes provides residual value guarantees in relation to equipment leases.

Impact on the statement of financial position (increase/(decrease)) as of January 1, 2019:

	Range
	(in thousands of reais)
Assets
Right-of-use assets	1,100,000	to	1,200,000
Deferred income tax	40,000	to	50,000
	1,140,000		1,250,000
Liabilities
Leases	1,600,000	to	1,700,000
Equity	(460,000)		(450,000)

The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies are disclosed separately for each period.

The subsidiaries Raízen Energia and Raízen Combustíveis recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics. The initial measurement of lease liabilities and rights-of-use assets is estimated between R$4,000,000 and R$5,000,000. There are still technical discussions that may have a significant impact on the initial effects of these jointly controlled companies, such as whether the agricultural partnership contracts are within the scope of the standard.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The interpretation is effective for annual periods beginning after January 1, 2019 and addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Company is subject to examination by the tax authorities, with the five fiscal years open in general. The Company has audits in progress at various stages of completion, one of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

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

	For the Fiscal Year Ended December 31,
	2018	2017		2016
GDP growth	1.1%		1.0%		(3.6)%
Inflation (IGP-M)	7.5%		(0.5)%		7.2%
Inflation (IPCA)(1)	3.8%		3.0%		6.3%
Interbank rate – CDI (average)(2)	6.4%		7.0%		14.0%
Long-term interest rates (average)(3)	7.0%		7.0%		7.5%
Exchange rate at the end of the period per U.S.$1.00	R$3.87	R$	3.31	R$	3.26
Average exchange rate per U.S.$1.00	R$3.65	R$	3.19	R$	3.51
Appreciation (depreciation) of the real against the U.S. dollar (4)	(17.1)%		(1.5)%		16.5%

Sources: IBGE, Brazilian Central Bank, CETIP S.A. — Mercados Organizados and FGV.

(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long-term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long-term loans by BNDES.
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

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017 and 6.5% as of December 31, 2018.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout early 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, a reform of Brazil’s pension system is still under discussion by the government and Brazilian Congress. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(U.S.$/lb)
Initial quote	0.1533	0.2051	0.1467
Closing quote	0.1203	0.1516	0.1925
Daily average quote	0.1224	0.1578	0.1811
High quote	0.1533	0.2118	0.2291
Low quote	0.0900	0.1255	0.1335

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol Esalq
	For the Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(U.S.$/thousand liters)
Initial quote	560.60	573.70	442.30
Closing quote	427.90	535.20	562.00
Daily average quote	460.22	477.80	483.40
Monthly average quote	460.89	478.61	483.00
High quote	581.80	578.60	604.50
Low quote	356.90	384.80	379.10

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol Esalq
	For Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(U.S.$/thousand liters)
Initial quote	595.00	642.20	500.40
Closing quote	469.40	584.20	618.10
Daily average quote	502.04	526.40	536.30
High quote	612.60	642.20	665.70
Low quote	390.10	430.80	434.60

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For Fiscal Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(R$/thousand liters)
Average Unitary Price	2,011	1,704.00	1,818

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

Inflation

Inflation rates in Brazil were 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 3% in 2017 and 3.8% in 2018, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 3.8% for the twelve-month period ending December 31, 2018.

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 5.9 of our consolidated financial statements for the fiscal year ended December 31, 2018 attached hereto for further information.

A.	Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2018 with the audited fiscal year ended December 31, 2017, and a comparison of the audited fiscal year ended December 31, 2017 with the audited fiscal year ended December 31, 2016.

Results of Operations for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2018 and 2017:

	For the Fiscal Year Ended December 31,		% Variation
	2018	2017
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	16,843.9	13,582.5	24.01%
Cost of sales	(12,119.9)	(9,232.2)	31.28%
Gross profit	4,724.0	4,350.3	8.59%
Selling expenses	(1,023.5)	(1,068.7)	(4.23)%
General and administrative expenses	(981.8)	(935.3)	4.97%
Other income (expense), net	738.2	877.6	(15.88)%
Operating expense	(1,267.1)	(1,126.4)	12.49%
Income before equity in earnings of investees and financial results	3,456.9	3,223.9	7.23%
Equity in earnings of associates	51.5	17.2	199.42%
Equity in earnings of joint ventures	946.3	985.1	(3.94)%
Financial results	(1,610.9)	(2,751.5)	(41.45)%
Profit before taxes	2,843.8	1,474.7	92.84%
Income tax expense – current	(464.9)	(134.5)	245.65%
Income tax benefit – deferred	(295.6)	(293.8)	0.61%
Total income taxes	(760.5)	(428.3)	77.56%
Profit from continuing operations	2,083.3	1,046.4	99.09%
(Loss) profit from discontinued operation, net of tax	—	—	—
Profit for the year	2,083.3	1,046.4	99.09%
Net income attributable to non-controlling interests	(1,107.7)	(495.3)	123.64%
Net income attributable to owners of the parent	975.6	551.1	77.03%

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS), IPI (a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from gross sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2018 and 2017:

	For the Fiscal Year Ended December 31,		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	6,584.9	5,946.3	10.74%
Northern Operations	4,913.4	4,439.7	10.67%
Southern Operations	1,412.3	1,283.1	10.07%
Container Operations	259.2	223.5	15.97%

Comgás	6,840.0	5,537.9	23.51%
Industrial	4,411.7	3,494.4	26.25%
Residential	986.1	849.7	16.05%
Construction revenue	415.8	351.2	18.39%
Commercial	387.1	320.0	20.97%
Cogeneration	315.9	229.7	37.53%
Automotive	262.8	224.2	17.22%
Other	60.6	68.7	(11.79)%

Moove	3,449.9	2,129.5	62.01%
Lubricants	3,096.7	1,876.9	64.99%
Basic Oil	317.9	220.5	44.17%
Other	35.3	32.1	9.97%

Reconciliation
Cosan Corporate	9.2	3.4	170.59%

Segment elimination	(40.1)	(34.6)	15.90%
Net sales	16,843.9	13,582.5	24.01%

The change in the various components consists of the following:

Cosan Logística

Net sales increased from R$5,946 million in the fiscal year ended December 31, 2017 to R$6,584.9 million in the fiscal year ended December 31, 2018, mainly due to an increase in volume transported of 13.4% compared to the fiscal year ended December 31, 2017. This increase in volume transported was due to an increase in capacity as a result of our capital expenditure plan, which offset the effects of the truckers’ strike which took place in Brazil in May 2018. Other factors which contributed to the increase in Rumo’s overall sales in the fiscal year ended December 31, 2018 include: (i) greater volumes of agricultural and industrial products (fertilizer in particular) being transported by the Northern Operation, and the fact that volumes transported in November and December 2018 were higher than expected as a result of the prospect of there being an early harvest soybean in 2019 (as a consequence of which producers were required to move their corn inventory earlier than expected in order to make space to store the incoming soybeans, which meant that corn which would otherwise have been transported in January 2019 was transported in December 2018); and (ii) an increase in the volume transported to the Port of Santos in the state of São Paulo of 10% in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 (while maintaining our market share of 53%), which resulted in a 12% increase in freight revenues in our operations at Port of Santos when taking into account price adjustments as a result of the IGP-M and diesel price.

Comgás

Comgás’ revenues in the fiscal year ended December 31, 2018 amounted to R$6,840 million, representing the results of its activities of natural gas trading and distribution in the concession region of the state of São Paulo. This represented an increase of 23.51% as compared to the fiscal year ended December 31, 2017. This increase was primarily due to: (i) a 5% increase in the volume of gas sold to the industrial sector in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 as a result of certain commercial negotiations and the gradual recovery of industrial activity in Brazil, (ii) an increase in volume sold in our residential segment of 7% as compared to the fiscal year ended December 31, 2017 as a result of the addition of 113,000 new customers, (iii) an increase of 9% in the volume of gas sold to the commercial sector in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 as a result of the addition of new customers and the gradual recovery of economic activity in Brazil, (iv) a 14% increase in the cost of natural gas, and (v) a decrease of 5% in the gross revenue deductions due to non-recurring tax credits effects resulting from the exclusion of ICMS from the PIS and COFINS calculation basis.

Moove

The net revenue of the lubricants business was R$3,449.9 million in the fiscal year ended December 31, 2018, an increase of 62% compared to the fiscal year ended December 31, 2017, primarily due to the expansion of Moove’s international operations, which resulted in an increase of 2%, or 20 million liters, in volume sold in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017, certain operational synergies, and a better mix of products sold.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	(4,465.6)	(4,221.0)	5.79%
Comgás	(4,901.7)	(3,492.4)	40.35%
Moove	(2,781.1)	(1,545.7)	79.92%

Reconciliation
Cosan Corporate	(11.6)	(7.9)	46.84%
Segment elimination	40.1	34.8	15.23%

Cost of sales	(12,119.9)	(9,232.2)	31.28%

The total cost of sales and services increased by 31% to R$12,119.9 million during the fiscal year ended December 31, 2018, from R$9,232.2 million during the fiscal year ended December 31, 2017 due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2018 increased 6%, to R$4,465.6 million, as compared to R$4,221.0 million the fiscal year ended December 31, 2017. This increase was primarily due to: (i) a 13.4% increase in volume transported and an increase in efficiency, (ii) the fact that in the fiscal year ended December 31, 2018, variable costs increased at a slower pace than volume, mainly due to a continued decrease in fuel consumption (Liters/GTK decreased by 7.1% in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017), and (iii) stable fixed costs in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017.

Comgás

Comgás’ costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$4,901.7 million in the fiscal year ended December 31, 2018, a 40% increase as compared to the fiscal year ended December 31, 2017. This increase reflects a 65% increase in the unitary cost of gas and a 6% increase in volume distributed in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. The increase in the unitary cost of gas was primarily due to the increase in the base references for the price of gas in our supply agreements, namely a decrease of 20% in the price of crude oil and a depreciation of 17.1% of the real against the U.S. dollar during the fiscal year ended December 31, 2018.

Moove

The cost of lubricants sales totaled R$2,781.1 million in the fiscal year ended December 31, 2018, an increase of 80% as compared to the fiscal year ended December 31, 2017, mainly due to (i) higher import costs of base oil, due to higher international prices of crude oil; (ii) depreciation of the real against the U.S. dollar; and (iii) an increase in costs from international operations, as a result of the expansion of our operations in the United Kingdom as well as the beginning of lubricant distribution operations in Argentina, France, Portugal and the United States in the fiscal year ended December 31, 2018.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	(12.9)	(28.8)	(55.21)%
Comgás	(613.0)	(652.9)	(6.11)%
Moove	(393.3)	(386.7)	1.71%
Reconciliation
Cosan Corporate	(4.3)	(0.3)	—

Selling expenses	(1,023.5)	(1,068.7)	(4.23)%

Selling expenses decreased by 4% to R$1,023.5 million during the fiscal year ended December 31, 2018 from R$1,068.7 million during the fiscal year ended December 31, 2017, due to the factors described below.

Cosan Logística

Cosan Logística’s selling expenses decreased by 55% to R$12.9 million in the fiscal year ended December 31, 2018 from R$28.8 million in the fiscal year ended December 31, 2017. This decrease was primarily due to a write-off recorded in the fiscal year ended December 31, 2017 of a contractual penalty owed to us by a specific client which went insolvent. There was no such write-off in the fiscal year ended December 31, 2018.

Comgás

Selling expenses decreased by 6% to R$613 million during the fiscal year ended December 31, 2018, from R$652.9 million during the fiscal year ended December 31, 2017, primarily as a result of lower amortization costs due to divestiment in customer relationship and lower third-party services expenses, partially offset by the effects of inflation (at a rate of 3.75% per year as measured by the IPCA).

Moove

Selling expenses increased 2%, to R$393.3 million in the fiscal year ended December 31, 2018, as compared to R$386.7 million in the fiscal year ended December 31, 2017. This increase was mainly due to an increase in personnel expenses as a result of the expansion of Moove’s international operations.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	(301.7)	(285.4)	5.71%
Comgás	(367.7)	(345.0)	6.58%
Moove	(132.3)	(94.0)	40.74%
Reconciliation
Cosan Corporate	(180.1)	(210.9)	(14.60)%

General and administrative expenses	(981.8)	(935.3)	4.97%

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 5% to R$981.8 million during the fiscal year ended December 31, 2018, an increase from R$935.3 million during the fiscal year ended December 31, 2017, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$301.7 million in the fiscal year ended December 31, 2018, an increase of 6% compared to the fiscal year ended December 31, 2017, primarily as a result of an increase of 15% in personnel expenses due to an increase in salary expenses as a result of inflation and social security charges from September 2018 onwards, higher consulting expenses in connection with mergers and acquisitions and certain other specific projects, and productivity issues in our administrative department.

Comgás

General and administrative expenses totaled R$367.7 million in the fiscal year ended December 31, 2018, compared with R$345 million in the fiscal year ended December 31, 2017, primarily due to an increase of 7% in personnel expenses due to an increase in variable compensation payments following improvements in certain operational indicators based on which variable compensation is paid.

Moove

General and administrative expenses totaled R$132.3 million in the fiscal year ended December 31, 2018, an increase of 41% when compared to the fiscal year ended December 31, 2017, primarily due to an 65% increase in employee benefit expenses as a result of the expansion of international operations;

Cosan Corporate

General and administrative expenses totaled R$180.1 million in the fiscal year ended December 31, 2018, a decrease of 15% when compared to the fiscal year ended December 31, 2017, primarily due to the Company’s efforts to control and reduce costs incurred in connection with third-party services and wages and benefits. The decrease in costs with wages and benefits was due to a reduction in the number of employees in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. These partially offset the impact of inflation on general expenses.

Other income (expense), net

Other income, net decreased from R$877.6 million in the fiscal year ended December 31, 2017 to R$738.2 million in the fiscal year ended December 31, 2018. This decrease was mainly due to gains related to the assignment of credit rights in the amount of R$1,034 million deriving from certain indemnity lawsuits filed against the federal government which had an impact in the fiscal year ended December 31, 2017 but not in the fiscal year ended December 31, 2018. In addition, in the fiscal year ended December 31, 2018, we recognized certain credits deriving from PIS and COFINS contributions in the amount of R$199 million as other income. Furthermore, Comgás and Petrobras entered into a settlement in respect to a judicial dispute related to the price charged in the Firme Nacional and TCQ gas supply contracts, as a result of which we recognized an indemnification in the net positive amount of R$726 million as other income in the fiscal year ended December 31, 2018. For further information, see notes 5.7 and 6 to our financial statements.

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar II, 2.51% interest in Radar, 51% interest in Tellus Brasil, 51% interest in Novvi Limited, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates increased to R$51.5 million in the fiscal year ended December 31, 2018 from R$17.2 million in the fiscal year ended December 31, 2017, mainly due to better business performance.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income decreased to R$946.3 million in the fiscal year ended December 31, 2018 from R$985.1 million in the fiscal year ended December 31, 2017. This was a result of the factors detailed above for Raízen Energia and Raízen Combustíveis. In accordance with IFRS 11, these factors are not consolidated into our financial statements but accounted for in equity.

Finance results, net

Finance results, net in the fiscal year ended December 31, 2018 totaled a net financial expense of R$1,610.9 million compared with a net financial expense of R$2,751.5 million in the fiscal year ended December 31, 2017, a decrease of R$1,140 million, or 41%. This was mainly due to the cost of debt pegged to the average CDI rate, which decreased from 6.89% per annum as of December 31, 2017 to 6.40% per annum as of December 31, 2018.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,605.2)	(1,787.3)	(10.19)%
Monetary and exchange rate variation	(1,491.1)	(198.9)	649.67%
Derivatives	1,532.3	(34.7)	(4,515.85)
Amortization of borrowing costs	(54.3)	(38.9)	39.59%
Guarantees and warranties on debt	(109.0)	(157.5)	(30.79)%

	(1,727.3)	(2,217.3)	(22.10)%
Income from financial investments	438.1	578.6	(24.28)%

Cost of debt, net	(1,289.2)	(1,638.7)	(21.33)%

Other charges and monetary variations
Interest on other receivables	460.9	120.0	284.08%
Monetary variation on leases and concessions agreements	(186.3)	(244.2)	(23.71)%
Monetary variation on leases	(105.1)	(131.2)	(19.89)%
Bank charges	(94.8)	(355.2)	(73.31)%
Advances on real state credits	(5.1)	(20.2)	(74.75)%
Interest on contingencies and contracts	(102.5)	(52.7)	94.50%
Interest on other liabilities	(212.8)	(409.7)	(48.06)%
Interest on shareholders’ equity	(13.0)	(16.9)	(23.08)%
Exchange variation	(63.1)	(2.7)	2,237.04%

	(321.8)	(1,112.8)	(71.08)%

Finance results, net	(1,610.9)	(2,751.5)	(41.45)%

Reconciliation
Finance expense	(2,849.2)	(3,704.5)	(23.09)%
Finance income	1,032.7	870.7	18.61%
Foreign exchange losses, net	(1,555.2)	(199.8)	678.38%
Derivatives	1,760.8	282.1	524.18%

	(1,610.9)	(2,751.5)	(41.45)%

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$1,727.3 million, or 22%. This decrease was primarily due to gains on certain derivative contracts, which were partially offset by the adverse effects from the unhedged portion of our perpetual bond as a result of the depreciation of the real against the US dollar.

Interest income. Interest income amounted to R$438.1 million in the fiscal year ended December 31, 2018, a decrease of 24% as compared to interest income of R$578.6 million in the fiscal year ended December 31, 2017. This decrease was primarily due to the decrease of the average CDI rate from 6.89% as of December 31, 2017 to 6.40% as of December 31, 2018.

Other charges and monetary variations. Other charges and monetary variations decreased 71% to R$321.8 million. Banking expenses, fees and other expenses decreased by R$260 million. This decrease is primarily due to the conclusion of certain legal disputes involving Comgás and Petrobras (see note 5.7 to our audited consolidated financial statements for additional information), and the recognition of certain credits deriving from PIS and COFINS contributions in a total amount of R$93 million (see note 6 to our audited consolidated financial statements for additional information).

Income tax (expense) benefit

Income tax expenses amounted to R$760.5 million for the fiscal year ended December 31, 2018, compared to R$428.4 million in the fiscal year ended December 31, 2017. This increase was a consequence of the higher profit in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. This increase is primarily due to the one-off gains resulting from the conclusion of certain legal disputes involving Comgás (see note 6 to our audited consolidated financial statements for additional information).

In the fiscal year ended December 31, 2018, the effective tax rate was 26.74%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$339 million and tax incentives of R$12.4 million, which were partially offset by differences in tax rates on losses of overseas companies of R$48 million, interest on shareholders’ equity of R$19.8 million, non-deductible expenses of R$14.4 million and unrecognized tax losses of R$144 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$975.5 million in the fiscal year ended December 31, 2018, compared to R$551 million in the fiscal year ended December 31, 2017. This represented an increase of 77% after deducting net income attributable to non-controlling interests of R$1,107,732 million and R$495.3 million in the fiscal year ended December 31, 2018 and the fiscal year ended December 31, 2017, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2017 Compared to the Fiscal Year Ended December 31, 2016

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2017 and 2016:

	For the Fiscal Year Ended December 31,		% Variation
	2017	2016
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	13,582.5	12,518.1	8.50%
Cost of sales	(9,232.2)	(8,317.5)	11.00%
Gross profit	4,350.3	4,200.6	3.56%
Selling expenses	(1,068.7)	(1,037.5)	3.01%
General and administrative expenses	(935.3)	(1,000.7)	(6.54)%
Other income (expense), net	877.6	(116.3)	(854.60)%
Operating expense	(1,126.4)	(2,154.5)	(47.72)%
Income before equity in earnings of investees and finance results	3,223.9	2,046.1	57.56%
Equity in earnings of associates	17.2	(4.4)	(490.91)%
Equity in earnings of joint ventures	985.1	1,570.1	(37.26)%
Finance results	(2,751.5)	(3,055.8)	(9.96)%
Profit before taxes	1,474.7	556.0	165.23%
Income tax expense – current	(134.5)	(228.6)	(41.16)%
Income tax benefit – deferred	(293.8)	166.9	(276.03)%
Total income taxes	(428.3)	(61.7)	594.17%
Profit from continuing operations	1,046.4	494.3	111.69%
(Loss) profit from discontinued operation, net of tax	—	(35.3)	(100.00)%
Profit for the year	1,046.4	459.0	127.97%
Net income attributable to non-controlling interests	(495.3)	(181.2)	173.34%
Net income attributable to owners of the parent	551.1	277.8	98.38%

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

Finance results, net

Finance results, net in the fiscal year ended December 31, 2017 totaled a net financial expense of R$2,751.5 million compared with a net financial expense of R$3,055.8 million in the fiscal year ended December 31, 2016, a decrease of R$304.3 million, or 10%. This was mainly due to cost of debt pegged to the CDI rate, which decreased from 13.63% p.a. in December 31, 2016 to 6.89% p.a. in December 31, 2017.

For a better understanding of our finance results, we break down our cost of debt as shown in the following table:

	For the Fiscal Year Ended December 31,		%Variation
	2017	2016
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,787.3)	(1,835.5)	(2.63)%
Monetary and exchange rate variation	(198.9)	865.2	(122.99)%
Derivatives	(34.7)	(1,463.4)	(97.63)%
Amortization of borrowing costs	(38.9)	(73.8)	(47.29)%
Discounts obtained from financial operations	—	86.0	(100.00)%
Guarantees and warranties on debt	(157.5)	(50.8)	210.04%

	(2,217.3)	(2,472.3)	(10.31)%
Income from financial investments	578.6	534.7	8.21%

Cost of debt, net	(1,638.7)	(1,937.6)	(15.43)%

Other charges and monetary variations
Interest on other receivables	120.0	263.2	(54.41)%
Monetary variation on leases and concessions agreements	(244.2)	(296.1)	(17.53)%
Monetary variation on leases	(131.2)	(207.7)	(36.83)%
Bank charges	(355.2)	(314.0)	13.12%
Advances on real state credits	(20.2)	(39.7)	(49.12)%
Interest on contingencies and contracts	(52.7)	(92.0)	(42.72)%
Interest on other liabilities	(409.7)	(414.5)	(1.16)%
Interest on shareholders’ equity	(16.9)	(9.4)	79.79%
Exchange variation	(2.7)	(8.0)	(66.25)%

	(1,112.8)	(1,118.2)	(0.48)%

Finance results, net	(2,751.5)	(3,055.8)	(9.96)%

Reconciliation
Finance expense	(3,704.5)	(3,673.4)	0.85%
Finance income	870.7	1,102.9	(21.05)%
Foreign exchange losses, net	(199.8)	997.1	(120.04)%
Derivatives	282.1	(1,482.4)	(119.03)%

	(2,751.5)	(3,055.8)	9.96%

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$255 million, or 10.31%. This was mainly due to the lower cost of debt indexed to the CDI rate. However, the increase in Rumo’s gross debt is due to the issuance of U.S.$500 million in Senior Notes due 2024, the proceeds of which were used to increase Rumo’s capital and liability management at the holding level, and also the issuance of U.S.$750 million in Senior Notes due 2024 by Rumo Logística, the proceeds of which were used for liability management.

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

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$551 million in the fiscal year ended December 31, 2017, compared to R$277.8 million in the fiscal year ended December 31, 2016. This represented an increase of 98.34% after deducting net income attributable to non-controlling interests of R$495.3 million and R$181.2 million in the fiscal year ended December 31, 2017 and the fiscal year ended December 31, 2016, respectively.

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

In the fiscal years ended December 31, 2018, 2017 and 2016, the cash flow used in investing activities was funded mainly by increased borrowing. As of December 31, 2018, our consolidated cash and cash equivalents (including marketable securities) amounted to R$7,824.6 million, compared to R$8,408.5 million for the fiscal year ended December 31, 2017, and R$5,791.2 million for the fiscal year ended December 31, 2016.

On December 31, 2018, Cosan S.A. had a positive consolidated working capital of R$3,595.3 million and profit for the year of R$1,903.8 million. On December 31, 2018, Cosan Logística had a positive consolidated working capital of R$1,606 million and profit for the year of R$272.3 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

	For the Fiscal Year Ended December 31,
	2018	2017	2016
Consolidated	(in R$ millions, except percentages)
Cash flows generated by operating activities	5,377.9	4,088.1	3,635.4
Cash flows “used in” investing activities	(1,498.8)	(3,577.4)	(727.0)
Cash flows “used in” financing activities	(5,106.4)	(565.7)	(1,819.3)

Cash flows generated by operating activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2018 were R$5,377.9 million, compared to net cash flows generated by operating activities of R$4,088.1 million in the fiscal year ended December 31, 2017, reflecting higher operational performance of our business. In addition, changes in assets and liabilities were lower than the previous year, with a total amount of R$152.7 million in the fiscal year ended December 31, 2018, compared to (R$766.9 million) in the fiscal year ended December 31, 2017. For the fiscal year ended December 31, 2016, net cash flows generated by operating activities were R$3,635.4 million.

Cash flows “used in” investing activities

Net cash flows used in investing activities were R$1,498.8 million in the fiscal year ended December 31, 2018, compared to R$3,577.4 million in the fiscal year ended December 31, 2017. This variation was mainly attributable to a decrease in cash invested in marketable securities generated of R$2,200 million and a decrease in restricted cash of R$136.3 million. This change was partially offset by acquisition of property, plant and equipment, intangible assets, investments and contract asset used of R$170.8 million. For the fiscal year ended December 31, 2016, cash flows used in investing activities were R$727 million. See also “—Capital Expenditures.”

Cash flows “used in” financing activities

Net cash flows used in financing activities were R$5,106.4 million in the fiscal year ended December 31, 2018, compared to net cash flows from financing activities of R$565.7 million in the fiscal year ended December 31, 2017. This variation was primarily due to proceeds from repayment of principal loans, borrowings and debentures of R$1,500 million and for issuing shares in Cosan Logística of R$2,030.2 million in the fiscal year ended December 31, 2017. For the fiscal year ended December 31, 2016, net cash flows used in financing activities were R$1,819.3 million.

Indebtedness

As of December 31, 2018, our outstanding debt totaled R$22,574.3 million, of which R$2,115.3 million was short-term debt. Our debt consisted of R$8,424.4 million in local currency-denominated debt and R$14,149.9 million in foreign currency-denominated debt.

Our total debt of R$22,574.3 million at December 31, 2018 increased 4.1% as compared to our total debt of R$21,688.9 million at December 31, 2017, primarily reflecting the depreciation of the real against the U.S. dollar. Our short-term debt, composed of our current portion of long-term debt and interest accrued, represented 8.8% of our total indebtedness at December 31, 2018. Our U.S. dollar-denominated debt at December 31, 2018 represented 60.2%, and our British pound sterling-denominated debt represented 2.5% of our total indebtedness. Our secured debt at December 31, 2018 represented 5.75% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment, sugar and ethanol.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$500 million 5.950% senior notes with maturity in 2024, Rumo’s U.S.$750 million 7.375% senior notes with maturity in 2024, Rumo’s 5.875% senior notes due 2025, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes, our U.S.$500 million 5.00% notes with maturity in 2023 and our R$850 million 9.50% notes with maturity in 2018, which limit the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the fiscal year ended December 31, 2018, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2018 are described below:

•

On January 18, 2018, Rumo completed an offering of 5.875% senior notes due 2025 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used for general corporate purposes, including but not limited to the repayment of outstanding indebtedness and investments in our logistics business.

•

On January 26, 2018, Malha Norte entered into an Export Credit note with Banco Bradesco S.A. in an amount of R$500 million. The Export Credit Note matures in December 2023. Interest accrues at a rate equivalent to 126% of the CDI rate and is payable semiannually. The proceeds from the Export Credit Note were used for working capital.

•

On May 23, 2018, Comgás made its seventh issuance of simple, nonconvertible, unsecured debentures in a single series, in the amount of R$215 million. The debentures will mature in May 2028. The proceeds of this issuance were used for working capital and general corporate purposes.

The table below shows the profile of our debt instruments:

	Interest
Description	Index	Annual interest	December 31, 2018	December 31, 2017	December 31, 2016	Currency	Maturity
With guarantee
BNDES	URTJLP	9.08%	2,584.3	2,270.1	2,663.1	R$	Dec-2029
	Fixed	5.31%	1,055.3	1,281.4	1,233.5	R$	Feb-2025
	TJ462	9.87%	316.9	485.8	651.4	R$	Oct-2020
	Selic	8.32%	152.6	221.2	271.7	R$	Oct-2020
	Selic	8.49%	63.9	66.8	41.7	R$	Jun-2023
	TJLP	9.06%	107.7	120.6	137.1	R$	Jun-2023
	Selic	13.65%	3.9	4.1	5.3	R$	Sep-2020
	Fixed	3.75%	2.3	2.7	3.9	R$	Jan-2024
	IPCA	11.69%	2.2	2.8	3.5	R$	Nov-2021
EIB	U.S.$	3.88%	89.0	127.2	170.8	U.S.$	Jun-2020
	U.S.$	2.94%	54.5	70.6	89.9	U.S.$	Sep-2020
	US$ + LIBOR	3.43%	115.6	138.8	172.3	U.S.$	May-2021
	US$ + LIBOR	3.18%	130.4	149.4	180.0	U.S.$	Sep-2021
FINEP**	Fixed	5.00%	93.3	93.1	109.2	R$	Nov-2022

			4,771.9	5,034.6	5,733.4

Without guarantee
Foreign loans	GBP + LIBOR	4.22%	363.3	312.6	218.2	GBP	Dec-2022
	GBP + LIBOR	2.43%	199.8	157.4	—	GBP	Nov-2020
ECN	112% of CDI	7.18%	—	59.9	120.1	R$	Dec-2018
	126% of CDI	8.13%	514.8	—	—	R$	Dec-2023
	125% of CDI	8.06%	646.0	644.8	552.6	R$	Dec-2023
	CDI + 3.50%	10.11%	—	295.0	294.5	R$	Dec-2018
	CDI + 3.47%	—	—	—	80.5	R$	—
Perpetual Notes	U.S.$	8.25%	1,961.8	1,674.8	1,650.1	U.S.$	—
Resolution 4131*	U.S.$	4.79%	39.7	68.3	134.0	U.S.$	Oct-2020
	U.S.$	2.40%	—	415.8	407.3	U.S.$	Mar-2018
	U.S.$ + LIBOR	3.75%	156.4	50.9	32.8	U.S.$	Feb-2020
	U.S.$	3.67%	292.2	—	—	U.S.$	May-2023
	U.S.$	4.34%	41.0	—	—	U.S.$	Nov-2019
	U.S.$	3.35%	210.0	—	—	U.S.$	Nov-2022
Senior Notes Due 2018	Fixed	9.50%	—	168.1	168.2	R$	Mar-2018
Senior Notes Due 2023	U.S.$	5.00%	409.6	339.7	322.1	U.S.$	Mar-2023
Senior Notes Due 2024	U.S.$	7.38%	3,061.6	2,570.6	—	U.S.$	Feb-2024
Senior Notes Due 2024	U.S.$	5.95%	2,022.8	1,664.9	—	U.S.$	Sep-2024
Senior Notes Due 2025	U.S.$	5.88%	1,997.4	—	—	U.S.$	Jan-2025
Senior Notes Due 2027	U.S.$	7.00%	2,977.7	2,530.4	2,304.4	U.S.$	Jan-2027
Trade banks	CDI + 4.91% p.a.	12.14%	—	98.1	163.8	R$	Jun-2018
	Fixed U.S.$	5.33%	15.4	94.9	85.7	U.S.$	Jun-2019
Working capital	CDI + 2.80% p.a.	9.88%	—	391.7	390.0	R$	Dec-2018
	CDI + 2.95% p.a.	10.04%	—	286.5	287.2	R$	Dec-2018
	CDI + 0.31% p.m.	10.93%	—	1.1	10.0	R$	Jan-2018
	CDI + 0.33% p.m.	11.20%	—	3.3	—	R$	Mar-2018
	120% of CDI	7.74%	30.8	21.2	—	R$	Aug-2020
	120.85% of CDI	7.77%	—	10.4	—	R$	Sep-2018
	120.75% of CDI	7.77%	—	20.9	—	R$	Sep-2018
	125% of CDI	8.06%	5.0	—	—	R$	Dec-2019
	122% of CDI	7.86%	15.4	—	—	R$	Feb-2019
Bank overdrafts	125.5% of CDI	8.08%	—	0.1	22.6	R$	Feb-2019
Prepayment	U.S.$ + LIBOR	3.81%	11.7	10.0	55.6	U.S.$	Apr-2019
FINIMP	U.S.$ + LIBOR	—	—	—	40.8	U.S.$	—
Non-convertible debentures	CDI + 2.05% p.a.	8.57%	—	152.6	154.3	R$	—
	CDI + 1.30% p.a.	—	—	—	300.2	R$	—
	CDI + 3.50% p.a.	10.11%	—	1,359.1	2,347.3	R$	—
	IGPM + 6.10%	14.61%	228.0	—	—	R$	May-2028
	IPCA + 5.10%	9.40%	—	363.9	346.3	R$	—
	IPCA + 5.57%	9.47%	203.6	197.9	183.2	R$	Sep-2020
	IPCA + 7.14%	11.09%	305.9	293.3	284.7	R$	Dec-2020
	IPCA + 7.48%	11.45%	275.0	263.7	255.9	R$	Dec-2022
	IPCA + 7.36%	11.32%	90.7	86.9	84.4	R$	Dec-2025
	IPCA + 5.87%	9.78%	767.6	726.8	660.0	R$	Dec-2023
	IPCA + 4.33%	8.18%	414.6	396.3	—	R$	Oct-2024
	108 % of CDI	6.92%	—	171.5	350.9	R$	—
	Fixed	13.13%	—	163.8	163.9	R$	—
	128% of CDI	8.26%	501.1	499.6	—	R$	Dec-2025
	CDI + 0.90%	7.36%	43.5	87.5	133.5	R$	Sep-2019

			17,802.4	16,654.3	12,605.1
Consolidated Debt			22,574.3	21,688.9	18,338.5

Current			2,115.3	3,903.3	2,404.0

Non-current			20,459.0	17,785.6	15,934.5

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions.
**	FINEP: Funding Authority for Studies and Projects.

Unused Sources of Liquidity

On December 31, 2018, 2017 and 2016, we and our subsidiaries had unused available credit lines in the amount of R$2,609.8 million, R$522.3 million and R$797.7 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2018, we had working capital of R$5,718.8 million, compared to R$4,011.6 million as at December 31, 2017. The difference between the position at December 31, 2018 and December 31, 2017 was mainly attributable to an increase in marketable securities and trade receivables. See also “—Overview.”

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired) were R$2,628.2 million during the fiscal year ended December 31, 2018, compared to R$2,457.5 million during the fiscal year ended December 31, 2017. For the fiscal year ended December 31, 2016 our capital expenditures were R$2,190.6 million.

In 2018, 2017 and 2016, our capital expenditures consisted primarily of the following:

•

Rumo. Rumo has focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use.

•	Comgás. Comgás has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.

•	Moove. Moove has invested in modernization and maintenance of its assets.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2018, 2017 and 2016:

	For the Fiscal Year Ended December 31,
	2018	2017	2016
	(in millions of reais)
Cosan Logística	1,996.7	2,045.4	1,699.2
Comgás	531.7	353.0	438.4
Moove	47.3	48.6	41.6
Cosan Corporate	52.4	10.5	11.4

Total consolidated capital expenditures	2,628.2	2,457.5	2,190.6

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

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of São Paulo Gas Company—COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2018, 2017 and 2016.

Operating Leases

At December 31, 2018, 2017 and 2016, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands of reais)
Less than one year	12,094	10,358	11,545
Between one and five years	33,231	35,136	31,050
More than five years	4,362	10,708	10,576

Total	49,687	56,202	53,171

F.	Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) at December 31, 2018:

	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	(3,374)	(3,527)	(10,410)	(21,132)	(38,443)
Trade payables	(1,924)	—	—	—	(1,924)
Other financial liabilities	(456)	—	—	—	(456)
Tax installments—REFIS	(67)	(16)	(38)	(111)	(232)
Leases	(185)	(153)	(304)	(196)	(838)
Derivative financial instruments	85	19	(426)	3,776	3,454
Payables to related parties	(356)	—	—	—	(356)
Dividends payable	(187)	—	—	—	(187)

Total	(6,464)	(3,678)	(11,177)	(17,663)	(38,982)

(1)	Include future interests based on the applicable rates at December 31, 2018.

Since December 31, 2018, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$409.6 million in senior notes due March 2023;

•	R$3,061.6 million in senior notes due February 2024;

•	R$2,022.8 million in senior notes due September 2024;

•	R$2,977.7 million in senior notes due January 2027;

•	R$4,289 million in BNDES (finance lease) financing due between 2020 and 2029;

•	R$1,961.8 million in perpetual notes with call option for Cosan S.A. beginning on November 5, 2015;

•	R$51.2 million in working capital due 2020;

•	R$389.5 million in the form of a loan from the European Investment Bank (EIB) due 2021;

•	R$739.3 million in the form of a Resolution 4,131-type due May 2023;

•	R$2,830 million in debentures due 2028;

•	R$1,160.8 million in export credit notes (ECN) due 2023; and

•	R$683.6 million in other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Sales Commitments

None.

G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

The following table lists the members of our board of directors:

	Initial Year of Appointment (1)				Position Held
Name	Cosan Limited	Cosan S.A.	Cosan Logística	Class(1)	Cosan Limited	Cosan S.A.	Cosan Logística	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	2012	III	Director	Chairman	Chairman	1950
Marcelo Eduardo Martins	2009	2009	2015	III	Director	—	—	1966
Mailson Ferreira da Nóbrega(2)	2007	2008	2015	I	Director	—	Director	1942
Marcos Marinho Lutz	2007	2015	2014	II	Director	Vice Chairman	Vice Chairman	1969
Pedro Isamu Mizutani	2007	2000	—	III	Director	—	—	1959
Marcelo de Souza Scarcela Portela	2007	2009	2017	II	Director	Director	Director	1961
José Alexandre Scheinkman(2)	2007	—	—	I	Director	—	—	1948
Burkhard Otto Cordes	2008	2005	—	II	Director	Director	Director	1975
Richard Steere Aldrich Junior(2)	2016	—	—	I	Director	—	—	1947
Dan Ioschpe(2)	2015	2014	—	II	Director	Director	—	1967
Roberto de Rezende Barbosa	2015	—	—	II	Director	—	—	1950
Vasco Augusto Pinto Fonseca Dias Júnior	2016	—	—	III	Director	—	—	1956

(1)

The terms of the directors expire as follows: Class I Directors at the annual general meeting to be held in April 2020; Class II Directors at the annual general meeting to be held in April 2021; and Class III Directors at the annual general meeting to be held in April 2019).

(2)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. Currently, Mr. Mello is the chairman of the boards of Cosan S.A., Comgás, Rumo, Cosan Logística S.A., Raízen, Radar and Moove. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and our chief executive officer. He has been a member of Cosan’s board of directors since 2015 and a member of Cosan Logística’s board of directors since 2014. He is also Cosan S.A.’s and Cosan Logística’s chief executive officer. Mr. Lutz holds a naval engineering degree from Escola Politécnica of the University of São Paulo and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infrastructure and energy at CSN (SID) and a board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Marcelo Eduardo Martins. Mr. Martins was a member of our board of directors and of Cosan S.A.’s board of directors from March 23, 2009 until December 12, 2017 and member of Cosan Logística’s board of directors from April 30, 2015 until April 5, 2018. Mr. Martins also holds the position of chief financial officer and investor relations officer of the Company. His duties include identifying acquisition opportunities and implementing takeovers as well as business development activities for which the company may have strategic interest in the future. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the Getúlio Vargas Foundation.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our board of directors since 2007, of Cosan Logística S.A.’s board of directors since 2015 and of Rumo’s board of directors since 2017. He is an economist and was Brazil’s Minister of Finance from 1988 to 1990. He was previously Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the chief executive officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the board of directors of the following companies: Grendene S.A., Rodobens Negócios Imobiliários S.A. and Fertilizantes Heringer S.A.

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007. Currently Mr. Mizutani is Raízen’s Officer. Mr. Mizutani holds a production-engineering degree from the Escola Politécnica of the University of São Paulo (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV—Fundacão Getúlio Vargas, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 30 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as administrative and financial director of the group.

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and the legal vice president and officer of Cosan S.A. and Cosan Logística. Mr. Portela is also a member of the board of directors of Rumo, Comgás and Cosan Logística. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montréal, QC, Canada.

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is a Columbia University Professor (Charles and Lynn Zhang Professor of Economics) and the Theodore A. Wells ’29 Professor of Economics (Emeritus) at Princeton University. He holds a bachelor’s degree in economics from the Federal University of Rio de Janeiro (1969), a Master’s (1973) and Ph.D. (1974) in economics from the University of Rochester, as well as a Master’s degree in Mathematics from the Institute of Pure and Applied Mathematics (Brazil – 1970). He is a member of several research groups and associations, including the National Bureau of Economic Research and the Cambridge Endowment for Research in Finance. He was awarded the title of doctor honoris causa by the Université Paris-Dauphine in 2001. He sits on the Scientific Council of the Europlace Institute of Finance (Paris), on the National Academy of Sciences, on the American Finance Association and in the Academic Council of INSPER. He was previously Vice-President for Financial Strategies of Goldman, Sachs & Co., a member of Axion Investments from 2003 to 2013, co-editor of the Journal of Political Economy and a member of the economic advisory group for the Sloan Foundation.

Burkhard Otto Cordes. Mr. Cordes has been a member of our board of directors since 2008 and of Cosan S.A.’s board of directors since 2005. He holds a degree in business administration from Fundação Armando Álvares Penteado (1997) and a master’s degree in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets at Banco BBM S.A., a company owned by Grupo Mariani, where he worked at its commercial division focusing corporate and middle market segments. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

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

Dan Ioschpe. Mr. Ioschpe is a member of Cosan S.A.’s board of directors since 2014. He graduated from the Federal University of Rio Grande do Sul with a bachelor’s degree in Business Administration, and also has a postgraduate degree from the Escola Superior de Propaganda e Marketing as well as a masters’ degree in business administration (MBA) from the Tuck School of Business at Dartmouth College (in the United States). He joined Iochpe-Maxion in 1986, where he held several positions until June 1996, when he left to take the presidency of AGCO in Brazil. He returned to Iochpe-Maxion in January 1998, becoming chief executive officer in the same year. He remained chief executive officer until March 2014, when he became chairman of the board of directors of Iochpe-Maxion.

Roberto de Rezende Barbosa. Mr. Barbosa worked as a trainee at Halles Bank and the Dacon dealership, assuming the family business in 1975. He was the chief executive officer of Grupo Nova América and is currently a board member at UNICA – the Federation of Sugarcane Industries of São Paulo State.

Vasco Augusto Pinto Fonseca Dias Júnior. Mr. Dias holds a bachelor’s degree in systems engineering from the Pontifical Catholic University of Rio de Janeiro and earned a graduate degree from the same university. He joined the Shell Group as an intern in 1979 and later became analyst and head of systems. In December 2000, he left the Shell Group to serve as Executive Officer at Companhia Siderúrgica Nacional – CSN. He returned to the Shell Group in 2005 as President for Latin America. He also served as the chief executive officer of Raízen S.A. from 2011 (at the time of the joint venture between Cosan and Shell) until March 2016.

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

The following table lists our current executive officers:

Name	Initial Year of Appointment			Position Held at			Year of Birth
	Cosan Limited(1)	Cosan S.A.(2)	Cosan Logística(2)	Cosan Limited	Cosan S.A.	Cosan Logística
Marcos Marinho Lutz	2007	2009	2014	Chief Executive Officer and Board Member	Chief Executive Officer and Vice-Chairman	Chief Executive Officer and Vice-Chairman	1969
Marcelo Eduardo Martins	2009	2009	2014	Chief Financial Officer, Investor Relations Officer and Board Member	Chief Financial Officer and Investor Relations Officer	Chief Financial Officer and Investor Relation Officer	1966
Marcelo de Souza Scarcela Portela	2015	2009	2014	General Counsel and Board Member	Legal Vice President and Board Member	Legal Vice President and Board Member	1961
Burkhard Otto Cordes	2016	—	—	Risk Officer and Board Member	Board Member	Board Member	1975

(1)	The terms of our executive officers are indeterminate.
(2)	The terms of the executive officers of Cosan S.A. and Cosan Logística expire at the annual general meetings of Cosan S.A. and Cosan Logística, respectively, to be held on in April 2019.

Cosan Limited’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins, Marcelo de Souza Scarcela Portela and Burkhard Otto Cordes. Cosan S.A.’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins and Marcelo de Souza Scarcela Portela. Cosan Logística’s officers are Marcos Marinho Lutz, Marcelo Eduardo Martins and Marcelo de Souza Scarcela Portela.

Unless otherwise indicated, the business address of the executive officers is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil.

Key managers

Name	Initial Year of Appointment	Position Held	Year of Birth
Nelson Roseira Gomes Neto	2015	Chief Executive Officer—Comgás	1970
Guilherme Lelis Bernardo Machado	2014	Executive Officer—Cosan	1978
Rafael Bergman	2018	Chief Operating Officer—Comgás	1978
Julio Fontana Neto	2015	Chief Executive Officer—Rumo	1955
Ricardo Lewin	2017	Chief Financial Officer and Investor Relations Officer—Rumo	1974
Daniel Rockenbach	2015	Chief Operational Officer of the South Operation—Rumo	1966
Darlan Fábio de David	2014	Chief Operational Officer for North Operations—Rumo	1974

The following is a summary of the business experience of our key managers.

Nelson Roseira Gomes Neto. Mr. Gomes Neto is Comgás’ chief executive officer. He holds a bachelor’s degree in engineering from Catholic University (1992), a master’s degree in corporate finance from PUC – IAG Master (1998) and a master’s degree in business administration from COPPEAD (2001). He joined ExxonMobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008, he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, he was appointed as Vice President of the Lubricants segment.

Guilherme Machado. Mr. Machado currently serves as chief financial and investor relations officer of Comgás. He has 16 years of professional experience, having previously worked at Esso Brasileira de Petróleo, at Cosan S.A. and at Rumo S.A. Mr. Machado holds a bachelor’s degree in Production Engineering from the Federal Fluminense University in Rio de Janeiro and a master’s degree in Economics and Business Finance from FGV/RJ.

Rafael Bergman. Mr. Bergman is the operational and services officer of Comgás. He holds a business administration degree in Economics from the Pontifical Catholic University of Rio de Janeiro (1998) and a master’s degree in Finance from the London Business School (2004). He joined the Shell Group in 1999 and has held positions of increasing responsibility in Brazil, England and The Netherlands. In 2011, he joined Raízen and in 2016 he joined the Comgás as chief financial officer. In May 2018, he was appointed chief operating officer of Comgás.

Julio Fontana Neto. Mr. Neto is the chief executive officer of Rumo. He was formerly chief executive officer of MRS Logística S.A. with experience in logistics, railroad operations and infrastructure. He holds a bachelor’s degree in mechanical engineering (1978) and in business administration from Mackenzie University (1981) and a master’s degree in administration from IESE Business School – University of Navarra, Spain (2002).

Ricardo Lewin. Mr. Lewin was elected as chief financial officer and investor relations officer of Rumo in 2017. Previously, Mr. Lewin was head of mergers and acquisitions at Cosan S.A. for nine years. He also worked for Votorantim Cimentos, Banco BBV and Banco Itaú. Mr. Lewin holds a bachelor’s degree in engineering from the Polytechnic School of the University of São Paulo and a master’s degree in business administration from the University of California at Berkeley.

Daniel Rockenbach. Mr. Rockenbach joined Rumo in 2011, when he was appointed director of commercial and operational matters. He held this position until July 2013, when he became chief operational officer of north operation of Rumo. Mr. Rockenbach holds a bachelor’s degree in business administration from the Pontificia Catholic University of Rio Grande do Sul as well as a post-graduate degree in marketing from the Federal University of Rio Grande do Sul. During the course of his career, Mr. Rockenbach has worked at companies such as Ambev, ALL (as a corporate manager responsible for the mining, metallurgy and agriculture sectors) and MRS Logística (as an industrialized products manager). Recently, Mr. Rockenbach assumed the position of chief operational officer of the south operation, instead of the north operation.

Darlan Fábio de David. Mr. David holds a bachelor’s degree in electrical engineering from the Federal University of Rio Grande do Sul, an MBA in logistics, operations and services from COPPEAD (the business school of the Federal University of Rio de Janeiro), an MBA in business management from the Dom Cabral Foundation and has completed an executive development program at IMD in Switzerland. He has more than fifteen years of experience in the rail sector, having started as a trainee at ALL in 1998 and worked for six years at MRS Logística. He was also the chief executive officer of Rift Valley Railways and is currently Rumo’s chief operational officer for North Operations.

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan S.A. and Shell with a proven track record in sugar, ethanol and fuels. The executive team is composed of:

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

Guilherme José de Vasconcelos Cerqueira. Mr. Cerqueira is the chief financial officer and officer for investor relations officer of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014 which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$675 million. He holds a bachelor’s degree in Mechanical Engineering from the Universidade Federal do Rio de Janeiro. He also holds an MBA from COPPEAD.

João Alberto Fernandez Abreu. Mr. Abreu became Vice-President of Ethanol, Sugar and Bioenergy at Raízen Energia. He holds a bachelor’s degree in production/mechanics engineering from Pontifícia Universidade Católica in Rio de Janeiro and a MBA from Fundação Dom Cabral. He also took extensive courses in business at the University of Pennsylvania. Mr. Abreu worked for 18 years at Shell in England and Argentina, and in positions such as General Manager of Network in Latin America and General Manager of Sales and Operations in Brazil. He was Executive Director and member of the board of directors at Petróleo Sabbá, an affiliate of Raízen which operates in northern Brazil, and is currently a member of the board of directors of Iogen Energy. In 2012, Mr. Abreu became Bioenergy Director and Chief Technology Officer. He was responsible for the increase of 40% at the EBITDA of the department and for the development and implementation of the first integrated cellulosic ethanol plant worldwide, a U.S.$110 million project. In 2014, he became Agroindustrial executive director at Raízen.

Ricardo Dell Aquila Mussa. Mr. Mussa manages logistics, supply and distribution for the Raízen joint venture since January 2017. Mr. Mussa holds a bachelor’s degree in production engineering from the Escola Politécnica da Universidade de São Paulo. He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the agricultural commodities purchasing area. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was also responsible for the purchasing of chemical products in Latin America. He joined Cosan S.A. in 2007 and was one of the founders of Radar, and was its chief executive officer for five years. In 2014, he took the helm of Cosan S.A.’s lubricants business and more recently became an Executive in Raízen.

José Leonardo Martin de Pontes is the Executive Officer for fuels distribution at Raízen Combustíveis. Prior to holding this position, he was the executive Director for Logistics, responsible for all the fuels operations in Brazil and global ethanol and sugar operations. From 2011 to 2013 he had occupied the B2C and B2B commercial direction. Mr. Pontes holds a bachelor’s degree in Business Administration with an emphasis on Finance by Rio de Janeiro State University and post graduate degrees in Strategy, Negotiation and Leadership from the universities of Cranfield, Harvard and INSEAD, respectively. Mr. Pontes has 18 years of experience in the fuels and energy markets. At the Shell Group, he worked for 13 years in Brazil and Europe in several positions, including positions relating to global fuels pricing strategy, commercial and business development and strategic planning. In 2009, Mr. Pontes led the retail strategy and general management of business development for Latin America.

Filipe Affonso Ferreira is the chief executive officer of Moove for Brazil. He holds a degree in Business Administration and professional experience accumulated during an international career. He began his career in finance, covering the areas of strategic planning and business management in large multinational companies such as Alcoa, Mars, Goodyear and Bunge. In the last three companies, he has occupied the position of chief executive officer for Brazil and Latin America and led successful turn-around processes while implementing business growth strategies.

The executive board of the Joint Venture is overseen by the supervisory board. The supervisory board is responsible for appointing members of the executive board and monitors the activities and reports of the executive board. The supervisory board consists of three directors nominated by Cosan S.A. and three directors nominated by Shell. Our chairman, Rubens Ometto Silveira Mello, is the chairman of the supervisory board. Cosan S.A. and Shell have each designated a shareholder representative who is responsible for determining the Joint Venture’s strategic priorities and resolving any deadlock within the supervisory board. Our shareholder representative is Rubens Ometto Silveira Mello.

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

The aggregate amount of compensation paid to all members of the board of directors and its executive officers was R$100.5 million during the fiscal year ended December 31, 2018, R$142.9 million during the fiscal year ended December 31, 2017 and R$161.9 million in the fiscal year ended December 31, 2016. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

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

D.	Employees

As of December 31, 2018, we had 11,632 employees. The following table sets forth the number of our total employees for the dates indicated:

	December 31, 2018	December 31, 2017	December 31, 2016
Industrial	7,900	7,868	7,709
Administrative	2,255	1,928	1,853
Port	1,477	1,434	1,414

Total(1)	11,632	11,230	10,976

(1)	As of December 31, 2018, 2017 and 2016, respectively, 11,163, 10,889 and 10,687 of our employees were based in Brazil and 469, 341 and 289 were based outside of Brazil.

The increase in the number of our employees from December 31, 2017 to December 31, 2018 was due to new projects and business acquisitions. The increase in the number of our employees from December 31, 2016 to December 31, 2017 was due to process optimization and reorganization of certain structures.

In addition, during the course of 2018, we had an average of 290 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was R$2,006.4 million as of December 31, 2018, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E.	Share Ownership

As of December 31, 2018, the following members of the board of directors owned Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello*	Chairman	19,514,418	96,332,044
Other	Board Members	1,627,858	–

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds class A common shares or class B common shares of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 23 to our audited consolidated financial statements for additional information.

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

As of December 31, 2018, an aggregate of 2,053,632 shares have been granted in 2017, in 2018 and in 2019 up to the date hereof to executives participating in the LTR Plan. Concurrently with the abovementioned grants of shares, our Board of Directors granted certain executives an additional payment of U.S.$316,425 in cash. In addition, on September 29, 2017, our board of directors decided to reward executives for their contribution to the performance of the Company by granting them 255,000 share appreciation rights. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase share price between the grant date and the vesting date. The rights must be exercised on vesting date and will expire if not exercised on that date.

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

If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than redundancy, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase Cosan S.A.’s common shares, the options that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

Cosan S.A. stock options held by Cosan S.A.’s executive officers may, at their option, be canceled and converted into awards of Cosan Limited, and, as a result, we will comply with the limit of shares we have reserved for our equity incentive plan. Cosan S.A.’s stock options will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of Cosan S.A.’s common stock for a specified period immediately preceding the date of the completion of our initial public offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods.

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

On April 27, 2017 and July 31, 2017, two new share-based payment plans were approved in the meeting of the subsidiary Cosan S.A., with 274,000 and 298,107 shares, respectively. The eligible executives may be granted ordinary shares or cash, at the choice of Cosan S.A., for no-cash consideration, after five years.

On July 31, 2018, a new share-based payment plan allowing for a total award of up to 210,000 shares of Cosan S.A. was approved. The eligible executives may be granted ordinary shares or cash, at the choice of Cosan S.A., for no-cash consideration, after five years.

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

On August 1, 2018, a new share-based payment plan allowing for a total award of up to 1,149,544 shares of Rumo S.A. was approved. The eligible executives may be granted ordinary shares or cash, at the choice of Rumo S.A., for no-cash consideration, after five years.

Comgás

On April 20, 2017 and December 8, 2017, two new share-based compensation models were approved in the Shareholders’ Meeting of the Comgás subsidiary, which became effective as of the grant.

On April 20, 2017 and August 12, 2017, Comgás granted 61,300 and 97,780 restricted shares, respectively, which will be fully transferred five years from the approval of the grant, conditioned on the exercise of the functions of the Company beneficiary, under the terms of each share-granting program.

On August 1, 2018, Comgás awarded 96,787 restricted shares to certain eligible executives, which will be fully transferred five years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the stock-based compensation plan. Given the characteristics of the plan, the value of the share on the grant date was R$36.37.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Cosan Limited

As of the date of this annual report, our authorized share capital is U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share and 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share. Of these, 148,343,668 class A common shares were issued and outstanding and 96,332,044 class B series 1 common shares were issued and outstanding as of December 31, 2018. As a result of the tender offer completed on January 3, 2019, we had 134,115,534 issued and outstanding Class A common shares as of the date of this annual report. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to 10 votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 42.8% of our issued and outstanding share capital, and 86.39% of our voting power by virtue of his control of 100% of. our class B series 1 common shares and 11.19% of our class A common shares. No class B series 2 common shares are currently issued and outstanding. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

On December 22, 2017, we acquired 22,025,248 Class A common shares pursuant to a tender offer at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other related expenses. These shares represented 13.04% of the issued and outstanding Class A common stock of Cosan Limited as of December 21, 2017. The shares accepted for purchase included 1,299,859 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 146,867,137 outstanding Class A common shares remaining.

On January 3, 2019, we acquired 14,228,134 Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million, excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining.

On April 24, 2019, we announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total Class A common shares remaining.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

	Class A common shares	%	Class B common shares	%	Total Number of Shares	%
Shareholders
Controlling group	19,514,418	11.19%	96,332,044	100.00%	115,846,462	42.80%
Renaissance Technologies LLC	1,549,696	0.89%	—	—	1,549,696	0.57%
M&G Investment Management Limited	3,222,113	1.85%	—	—	3,222,113	1.19%
Eastspring Investments (Singapore) Limited	3,805,730	2.18%	—	—	3,805,730	1.41%
Other	106,023,577	60.81%	—	—	106,023,577	39.17%
Total shares outstanding	134,115,534	94.37%	96,332,044	100.00%	230,447,578	96.65%
Treasury shares	8,000,000	5.63%	—	—	8,000,000	3.35%
Total	142,115,534	100.00%	96,332,044	100.00%	238,447,578	100.00%

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

Rezende Barbosa

On June 18, 2009, Cosan S.A. entered into an agreement with Rezende Barbosa to acquire 100% of the outstanding shares of Curupay S.A. Participações, or “Curupay.” The acquisition was carried out through the merger of Curupay into Cosan S.A., resulting in the issuance by Cosan S.A. of 44,300,389 new common shares, fully subscribed and paid-in by Rezende Barbosa.

Pursuant to an agreement dated June 18, 2009, as amended on October 7, 2016 and August 28, 2017, the Rezende Barbosa Family has the right to have one member on the supervisory board of Cosan S.A. and one member on our board of directors. Cosan Limited has, subject to limited exceptions, a right of first refusal on shares of Cosan S.A. (CSAN3) owned by the Rezende Barbosa family.

Cosan Logística

On February 8, 1999, São Francisco and Tate & Lyle do Brasil Serviços e Participações S.A., or “Tate & Lyle,” entered into a shareholders’ agreement that governs the rights of the shareholders of Cosan Portuária (formerly São Francisco Operadora Portuária de Granéis Ltda.). In April 2004, Cosan S.A. acquired 90.0% of the outstanding capital stock of Cosan Portúaria through a Cosan S.A. capital increase in the amount of U.S.$1.5 million, which was fully subscribed by Cosan S.A.’s shareholder, São Francisco, using shares that it held at Cosan Portuária.

Cosan S.A. has signed a memorandum of understanding dated April 9, 2008 with Rezende Barbosa with the intention of merging into a new entity the port terminal facilities of Cosan Portuária with those at the neighboring site of Teaçu Armazéns Gerais S.A., owned by Rezende, or the “merged entity.” Cosan S.A. asked Tate & Lyle to provide its approval as the minority shareholder in Cosan Portuária to the arrangements. Tate & Lyle’s and Cosan S.A.’s equity interests in the merged entity would be held by a holding company owned by Cosan S.A. and Tate & Lyle. Because of the creation of the holding company, Cosan S.A. and Tate & Lyle entered into a shareholders’ agreement with respect to the holding company, named Copsapar Participações S.A., in order to govern: (1) the election of the board of directors; (2) the exercise of voting rights in general shareholder meetings and meetings of the board of directors; and (3) the preemptive rights of shareholders.

On April 13, 2010, Tate & Lyle, through a Share Purchase Agreement, sold its entire stake on Copsapar Participações S.A. to Bunge Açúcar e Bioenergia Ltda., that had, on the same date, agreed to replace Tate & Lyle on the shareholder agreement with respect to Copsapar Participações S.A.

Rumo

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística, submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See Item 4. Information on the Company—A. History and Development of the Company” for further information.

Radar

In August 2008, as amended on November 4, 2016, Cosan S.A. entered into a shareholders’ agreement with TIAA-CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. Cosan S.A. currently holds approximately 3% of Radar’s capital, with the remaining 97% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, Cosan S.A. retains the majority of votes on Radar’s Board of Directors, although it is not consolidated due to certain restriction on Cosan S.A.’s decision-making power.

Tellus

On July 1, 2011 Cosan S.A. entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A.

Janus

On August 19, 2014 Cosan S.A. entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Janus Brasil Participações S.A.

Comma

On July, 3, 2012 Cosan S.A. entered into the European lubricants and specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited. The value of the transaction, after all adjustments, was less than U.S.$100 million. Comma continued to operate in the ordinary course under the Comma brand, manufacturing and selling Comma-branded and private label products following the change in control, in order to facilitate Cosan S.A.’s entry into the European lubricants market.

Comgás

On November, 5, 2012 Cosan S.A. concluded the acquisition of 60.05% of Comgás from BG Group for R$3.4 billion.

In December 2012, the put options held by three vehicles of the Shell Group against Cosan Limited were exercised. As a result, the Company delivered to Shell 17,187,937 common shares issued by Cosan S.A., representing 4.21% of its capital, and received 21,805,645 common shares of Comgás. These were transferred to Cosan S.A., under the same price and payment term conditions of the transaction with Shell. At the conclusion of this transaction, the Company reduced its interest in Cosan S.A. to 57.98% and Cosan S.A. increased its interest in Comgás to 79.87%, with Shell no longer being a shareholder of Comgás.

At the end of this transaction, Cosan S.A. and Integral Investments B.V. terminated the Comgás shareholders’ agreement dated December 19, 2012.

Shareholders’ Agreements and Other Arrangements

Agreements Between Shell and Cosan S.A.

Shell and Cosan S.A. have entered into other definitive agreements, among others, concerning the scope of the Joint Venture, the governance and management of the Joint Venture and the granting of reciprocal put and call options concerning their interests in the Joint Venture. Each of these agreements was entered into on June 1, 2011.

The shareholders’ agreements for Raízen Energia and Raízen Combustíveis establish the scope and governance of the Joint Venture, as well as its dividend policy. The agreements provide that the scope of the Joint Venture is the global production of sugar cane-based ethanol and sugar and the distribution, commercialization and sale of fuel products within Brazil. Cosan S.A., Shell and their respective affiliates are prohibited from competing with the Joint Venture as long as they remain shareholders of the Joint Venture (subject to customary exceptions).

The shareholders’ agreements provide that the Joint Venture will be governed by supervisory boards that are composed of six members: three nominated by Cosan S.A., with Mr. Rubens Ometto Silveira Mello acting as chairman, and three nominated by Shell. Most decisions by the supervisory boards require a quorum of two members and are generally made by a majority present and voting. Certain significant matters, however, will require the consent of five of the six or four of the six members, as the case may be.

The matters which require the consent of five of the six or four of the six members include but are not limited to the following:

•	setting the general strategic guidelines and direction for the Joint Venture and amending and updating the Joint Venture’s business plan;

•	appointing, removing or terminating members of the executive board;

•	determining the compensation and benefits of certain employees;

•	amending key policies and procedures of the Joint Venture;

•	adopting or amending the annual and capital budgets;

•	instituting or settling any litigation or dispute in excess of a specified sum or which could damage the reputation of the Joint Venture, Cosan S.A. or Shell;

•	selling, assigning, transferring or encumbering assets of the Joint Venture outside of the ordinary course of business in excess of a specified amount;

•	entering into transactions (including mergers, stock purchases or asset purchases) of which the value or purchase price exceeds a specified amount;

•	making capital expenditures in excess of a specified amount, subject to certain exceptions;

•	submitting any matters, including financial statements and reports, to the meeting of the Joint Venture’s shareholders;

•	entering into any contract, agreement or instrument outside of the ordinary course of business and that provides for payments in excess of a specified amount;

•	entering into material amendments, modifications or waivers or terminating any contract where payment obligations exceed a specified amount;

•	making any decision to borrow money or guarantee the payment or performance of any obligation in excess of a specified amount or to prepay indebtedness of a specified amount;

•	creating any encumbrance over or the issuance of any Joint Venture securities or any option relating to any Joint Venture securities, subject to certain exceptions;

•	approving the credit limits or the extension of credit to any customer of the Joint Venture in excess of a specified amount; and

•	entering into, amending, terminating or renewing any insurance policy.

If the supervisory boards cannot reach a decision with respect to a matter that is their responsibility, one representative of Cosan S.A. and one representative of Shell will meet to attempt to resolve the matter. Any decision by these shareholder representatives must be unanimous. If the shareholder representatives cannot reach a joint decision, no decision would be taken or effected and the status quo would prevail.

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

Comgás Companhia de Gás de São Paulo—Shareholders’ Agreement

Cosan S.A. and Integral Investments B.V., or Integral, were parties to a Comgás shareholders’ agreement dated December 19, 2012. The shareholders’ agreement established the terms and conditions that regulated the relationship between the parties as shareholders’ of Comgás. On December 12, 2017, we exercised a put option with Shell relating to shares in Comgás and bought a total of 21,805,645 shares in Comgás, which represents 16.77% of Comgás’s share capital for R$1,042 million. As a result, Integral Investments B.V. ceased to be a shareholder of Comgás and the Comgás shareholders’ agreement was terminated.

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

Cosan S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan S.A. was executed by and among Cosan Limited and Rezende Barbosa S.A. Administração e Participações, on September 06, 2009, partially succeeded by Messrs. Roberto de Rezende Barbosa, Renato Eugênio de Rezende Barbosa, and José Eugenio de Rezende Barbosa Sobrinho, on December 31, 2011, amended on October 7, 2016 and on August 28, 2017. This shareholders agreement consolidates the resolutions of Cosan S.A.s shareholders about the appointment of the members of the Board of Directors and the transfer of shares. The shareholders also agreed to exercise their voting rights in the general meetings of the company without the possibility of veto rights.

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

Cosan Biomassa S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan Biomassa S.A., or “Cosan Biomassa,” was entered into by and among Cosan S.A. and Sumitomo Corporation on May 13, 2016, or the “Cosan Biomassa Shareholders’ Agreement.” This shareholders’ agreement provides Cosan Biomassa with shareholder control and contains transfer of shares, preemption rights, tag along and drag along rights and the right to appoint the members of the board of directors. The shareholders’ agreement also lists certain reserved matters with regard to which the parties shall have the right of veto so as long as each signatory’s equity interest in Cosan Biomassa is equal to or greater than 15% of the total and voting share capital of Cosan S.A.

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

Cosan Investimentos e Participações S.A.—Shareholders Agreement

The shareholders’ agreement of Cosan Investimentos e Participações S.A., or “CIP,” was executed by and among Cosan S.A., Banco Bradesco BBI S.A. (as successor to Fundo de Investimento em Participações Multisetorial Plus II), or “Bradesco,” and Itaú Unibanco S.A. (as successor to Razac Fundo de Investimento em Participações), or “Itaú,” on June 27, 2014. This shareholders’ agreement CIP’s shareholders resolutions about share control, transfer of shares or encumbrance and the right to appoint the members of the board of directors and the officers (with all officers to be nominated by Cosan S.A.). With the exception of the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares (unless a higher quorum or special approval is required).

The parties to the shareholders’ agreement have granted each other the following put and call options: (i) call option granted to Cosan S.A. by Bradesco on all Class “A” Preferred Shares; (ii) call option granted to Cosan S.A. by Itaú on all Class “B” Preferred Shares; (iii) put option granted to Bradesco by Cosan S.A. on all Class “A” Preferred Shares; and (iv) put option granted to Itaú by Cosan S.A. on all Class “B” Preferred Shares.

B.	Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 5.4 to our consolidated financial statements attached hereto.

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

In October 2008, a private placement of the Company’s class A shares was made in the amount of R$96 million (U.S.$50 million) by the controlling shareholder, Mr. Rubens Ometto Silveira Mello, and R$288.1 (U.S.$150 million) by the funds managed by Gávea Investimentos Ltda., at R$8.6 (U.S.$4.50) per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, as permitted by applicable law. The offering was concluded on October 27, 2008. As a result of this transaction and other securities transaction undertaken since then, as of the date of this annual report, Mr. Rubens Ometto Silveira Mello holds 38.3% of the Company’s total capital and 85.3% of its voting capital.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.4 to our financial statements included elsewhere in this annual report.

Guarantees with Related Parties

As a result of Cosan S.A.’s participation in the PESA federal government financing program between 1998 and 2000, Amaralina mortgaged land to secure the restructuring of Cosan S.A.’s debt, and Agrícola Ponte Alta and Pedro Ometto S.A. mortgaged land to secure the restructuring of the debt of Da Barra.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable for which we have recorded provisions in an aggregate amount of R$1,363.2 million as of December 31, 2018 and R$1,348.2 million as of December 31, 2017. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$534.1 million and R$501.2 million for tax proceedings involving probable risk of loss as of December 31, 2018 and December 31, 2017, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

•

FINSOCIAL – Offset requests. The Brazilian federal tax authorities refused to ratify requests made by CLE to set-off undue payments of FINSOCIAL, a social tax levy, against other tax debts. Based on a favorable judicial decision, Mobil acquired the right to set-off FINSOCIAL tax payments against certain COFINS payments. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off requests were extinguished, since the COFINS debts ceased to exist, and CLE sought to reuse the relevant tax credits to set-off other tax debts. However, the Brazilian federal tax authorities refused to ratify part of the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for this proceedings was R$287 million as of December 31, 2018 and R$280.2 million as of December 31, 2017. The risk of loss is classified as probable.

•

Social Security Contributions – In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a favorable first level decision. The risk of loss is classified as probable and as of December 31, 2018, Cosan had recorded provisions in connection with this proceeding in the aggregate amount of R$56 million and Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$327.5 million, and had judicially deposited the same amount (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

•

ICMS - We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool.; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$72.9 million as of December 31, 2018 and R$99.4 million as of December 31, 2017.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly-controlled entities are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2018 amounted to R$362.7 million and R$375.6 million as of December 31, 2017. As of December 31, 2018, R$199.5 million in judicial deposits were made for civil and environmental claims, and this figure was R$196 million as of December 31, 2017. Cosan S.A., its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2018 amounted to R$466.3 million and R$471.3 million as of December 31, 2017.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2018 totaled R$16,895.1 million, of which R$11,485.9 million, R$3,258.1 million, R$990.9 million, R$699.3 million and R$460.9 million were related to tax, civil, labor and regulatory and environmental claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

•

Withholding Income Tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains earned by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. According to the Brazilian tax authorities, the real intention of CLE was to acquire Esso Brasileira de Petróleo Ltda. The updated amount under discussion in these proceedings is R$1.1 billion, including interest and a 150% penalty, of which R$853.6 million is classified as a possible risk of loss as of December 31, 2018 and R$823.9 million as of December 31, 2017. Currently, CLE is awaiting judgment of the motion for clarification regarding the decision that in part permitted the special appeal filed in the Superior Chamber of Tax Appeals.

•

Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued three tax assessments against CLE for the collection of corporate income taxes relating to 2009, 2010 and 2011 due to the write off of goodwill expenses accrued in connection with the acquisition of cooperatives which controlled Esso Brasileira de Petróleo Ltda. According to CLE, the updated amount under discussion is of R$609.3 million, including interest and a 150% fine, of which R$435.9 million is classified as a possible risk of loss and R$173.4 million is classified as a remote risk of loss in the fiscal year ended December 31, 2018. Currently, Cosan is awaiting a decision on the motion for clarification filed against the partially favorable decision rendered by the Administrative Court of Tax Appeals. In addition, on December 14, 2017, CLE received a tax assessment notice, relating to 2012, due to the write off of goodwill expenses accrued in connection with the acquisition of cooperatives which controlled Esso Brasileira de Petróleo Ltda. According to CLE, the updated amount under discussion is R$185.2 million, including interest and a 150% fine, of which R$144.9 million is classified as a possible risk of loss and R$40.2 million is classified as a remote risk of loss as of December 31, 2018. CLE is awaiting judgment of the administrative court. In addition, CLE has received a tax assessment notice relating to 2013 in connection with the write off of goodwill expenses accrued in relation to the acquisition of cooperatives which controlled Esso Brasileira de Petróleo Ltda. According to CLE, the updated amount under discussion is R$153.9 million as of December 31, 2018. The risk of loss is classified as possible. CLE is awaiting judgment of the administrative court.

•

ICMS – inventory differences. The tax authority of the state of São Paulo issued two tax assessment notices, one against Raízen Energia and one against Cosan S.A., in February, 2012 relating to ICMS taxes on inventory differences. A decision rendered by the First Administrative Trial Court was partially favorable with respect to one of these tax assessments, which is currently pending a decision by the second administrative trial court. In relation to the other tax assessment, the first and second administrative trial court’s decisions were unfavorable and a decision on the appeals filed is currently pending. The total amount involved in such proceedings is R$1.3 billion. The risk of loss is partially classified as remote (R$820.4 million) and partially classified as possible (R$546 million) in the fiscal year ended December 31, 2018.

•

ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (i) tax assessment notices received in relation to unpaid ICMS and non-compliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (ii) ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (iii) ICMS withholding rate differences on the sale or purchase of goods, which after the operation, had their tax registrations cancelled; (iv) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (v) ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (vi) ICMS related to the competition between various Brazilian states to attract economic activities by granting tax benefits; (vii) CLE being a party to a legal proceeding with respect to the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” (deposit of 10% of ICMS tax exempted by the use of tax benefits) on the industrialization and commercialization of lube oils, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under Law No. 7,248 / 2016, regulated by State Decree No. 45,810/2016. Judicial deposits have been made for the corresponding amount of R$4.8 million as of December 31, 2018; (viii) ICMS exemptions in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (ix) assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in the state. At the time of the granting of the state registration, the tax authorities allowed the Company’s activities, including the issuance of invoices; and (x) tax assessment notice issued by the São Paulo State Treasury Department, against Malha Paulista, in relation to the period from February 2011 to July 2015, alleging certain infractions for alleged lack of payment of ICMS on railroad services for export and ICMS credits accrual considered undue. The total amount involved in these proceedings was R$2,684 million as of December 31, 2018. The change of loss in these proceedings is estimated as possible.

•

Environmental Civil Class Action. Cosan is being sued by the Municipality of Ulianópolis, by means of the civil class action No. 0000749-68.2011.8.14.0130, for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$167.3 million but the specific amount needed to restore the damage cannot be estimated. It is also important to highlight that more than 50 companies are involved in the same matter by means of other lawsuits and a civil investigation currently being held by the state of Pará’s Public Prosecutor’s Office. Therefore, it is expected by some of these companies that any settlement or condemnation in this matter should comprise all of them. The lawsuit is currently suspended due to a plea from the Public Prosecutor’s Office. According to the Company’s information, the amount under discussion in these proceedings is R$167.3 million, of which R$15.3 million is classified as a possible risk of loss and R$152 million is classified as a remote risk of loss.

•

Malha Paulista – MS Teixeira Prumo Engenharia. Rumo’s subsidiary Malha Paulista currently is a party to a labor class action (ação civil pública) stemming from allegations by the Labor Prosecutor’s Office that certain persons working for MS Teixeira were working in degrading conditions analogous to indentured servitude. MS Teixeira was a subcontractor to Malha Paulista’s contractor for certain services, Prumo Engenharia. Malha Paulista has been ordered by the courts to undertake (and/or refrain from undertaking) various actions with respect to the working environment and to pay an indemnity for collective moral damages, as well as fines of R$100 thousand per breach or per worker in the event of future labor breaches. As of the date of this annual report, neither we nor Rumo have made provisions with respect to these proceedings as the external counsel advising Rumo on these proceedings has assessed the risk of loss as possible. An adverse outcome in this lawsuit could result in losses of approximately R$28.8 million to Rumo, and adversely affect Rumo’s reputation. However eventual future loss on this lawsuit cannot lead the inclusion of Malha Paulista on the list of Brazilian Ministry of Labor, containing the employers that practices supposed labor irregularities.

•

Annulment Action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor, pending a final decision. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by Brazilian Ministry of Labor. In spite of this, Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indenture servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. The annulment proceeding is currently in the discovery phase. The facts under discussion in the annulment proceeding are similar to those at issue in the abovementioned labor class action. However, in the labor class action, the Labor Prosecutor’s Office is seeking the payment of damages and compliance with certain labor obligations by Malha Paulista, while in the annulment proceeding Malha Paulista is seeking the annulment of the Brazilian Ministry of Labor’s infraction notice. We estimate that the risk of loss in these proceedings is possible.

•

Malha Paulista – COS Emergencial Intermediação e Agendamento Ltda. Malha Paulista has contracted COS Emergencial Intermediação e Agendamento Ltda., or “COS Emergencial,” to perform property security services from 2006 until 2012. However, COS Emergencial’s managers were accused by the Federal Public Prosecutor’s Office of employing workers in degrading working conditions analogous to indentured servitude between the years of 2005 and 2010. According to testimony, the defendants had not complied with certain requirements to provide adequate working conditions, had left their employees for long periods without food, water, sanitation, communication and basic equipment, and had submitted them to long continuous periods of work. The lower court convicted the defendants and the Federal Public Prosecutor’s Office filed an appeal seeking to increase the defendants’ sentence. Even though there is no allegation that Malha Paulista committed any crime, one of the defendants stated in his defense that Malha Paulista was responsible for overseeing its contracted companies, and should therefore have identified the abovementioned working condition irregularities and sanctioned COS Emergencial or rescinded its agreement with COS Emergencial. We estimate that the risk of loss in these proceedings is possible.

•

Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (i) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (ii) installation and proper maintenance of toilets in all locomotives, and (iii) payment of moral collective damages in the amount of R$30 million. The 36rd Labor Court of São Paulo has ordered Malha Paulista stop the stand-alone driving practice and pay moral collective damages to the train drivers in the amount of R$100 thousand per train driver. Malha Paulista has appealed to the Regional Appeal Labor Court of São Paulo and the appeal is currently pending. The total amount involved is R$4.1 million and we estimate the risk of loss as possible.

•

Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Malha Oeste requesting the prohibition of the monoconduction (when the train driver is in the train cockpit driving without an assistant). The 1st Labor Court of Bauru has declared the dismissal of the action without prejudice, for the existence of res judicata. The labor union filed an appeal to Regional Appeal Labor Court of Campinas and the appeal is currently pending. The total amount involved is R$2.5 million and we estimate the risk of loss as possible.

•

Road cargo transportation and labor conditions of lorry drivers. The Labor Public Prosecutor’s Office filed a public civil action against Rumo requesting the (i) prohibition of outsourcing the road cargo transportation, (ii) compliance with overtime limits and breaks and (iii) payment of moral collective damages in the amount of R$91.5 million. The 1st Labor Court of Araraquara in the state of São Paulo has ordered Rumo not to outsource the road cargo transportation and to ensure compliance with the legal overtime limit and mandatory breaks, in addition to paying R$15 million of moral collective damages. Rumo appealed and the Regional Appeal Labor Court of Campinas in the state of São Paulo ruled partially in favor of Rumo, enabling the outsourcing of road cargo transportation and reducing the amount of moral collective damages to R$5 million, but maintaining the obligation to comply with overtime limit and mandatory breaks. Rumo appealed to the Superior Labor Court and the appeal is currently pending. The Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. While we expect this ruling to have a positive effect on Rumo’s ongoing proceeding, we cannot guarantee that Rumo will be successful.

•

Brado Logística. This is an arbitration relating to the Brado Shareholders’ Agreement. Rumo may be required to either make payment of the amount under dispute (R$615.6 million as of December 31, 2018), or issue new shares in an amount corresponding to the amount involved, which may result in the dilution of its existing shareholders, including Cosan Logística. We estimate that the risk of Rumo being required to make payment of the amount involved or to be required to issue new shares is possible. The result of this arbitration could make Rumo increase its share participation on Brado. FI-FGTS is also a signatory to the Brado Shareholders’ Agreement and, although it is not a party to the proceedings involving the shareholders of Brado, it has been granted the same option as was granted to other parties to the Brado Shareholders’ Agreement. The exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of signing of the Brado Shareholders’ Agreement (entered on August 5, 2013). For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.”

•

Rumo Arbitration. Rumo is involved in a confidential arbitration. The plaintiff, a sugar trading company, is seeking indemnification claims in an amount of approximately R$461.6 million have been made by the plaintiff (a sugar trading company) in connection with the allegedly undue termination of a rail service and investments contract. Rumo filed a counterclaim, whereby it argues that the claims of the opposing party cannot be admitted in court. Rumo also claims the responsibility of the opposing party to pay damages arising from its unconditional termination of the agreement. The parties have filed an application and response or counterclaim. After presenting their initial allegations, both parties will present their replies. A decision will be made as to the evidence which must be provided based on order to be issued by the arbitration tribunal. Rumo’s counsel has assessed the risk of loss as possible.

•

CADE (Agrovia). In July, 2018, Rumo became aware that a preliminary investigation was started by CADE following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the CADE and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March, 2019 the CADE started an administrative procedure accusing Rumo of abusing of its dominant position against Agrovia. As of the date of this annual report, Rumo has not yet presented its defense arguments. Rumo’s counsel has assessed the risk of loss as possible.

•

CADE (Seara). In January, 2018, Rumo became aware that a preliminary investigation was started by CADE in relation to an alleged unilateral conduct practiced by Rumo against Seara Industrial de Produtos Agropecuários Ltda. The preliminary investigation aims to collect information and documents so that CADE can decide whether to begin administrative proceedings. Rumo has sought to refute these accusations, including by the submission of documents, such as a technical opinion from ANTAQ. Rumo believes that the chance that an administrative proceeding will be brought is possible and the chance of loss in such a proceeding is possible. As the investigation is still its preliminary stages, the amount involved cannot be assessed at this stage.

•

Lawsuits concerning the economic-financial balance of leasing and concession contracts. Rumo’s subsidiaries Malha Paulista and Malha Oeste are parties to several lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed actions to collect unpaid installments of the leasing and concession contracts. Malha Paulista and Malha Oeste, in turn, filed their own lawsuits seeking the restoration of the economic-financial balance of the contracts. In both cases, the trial court rendered interlocutory decisions authorizing Malha Paulista and Malha Oeste to guarantee the maturing installments by letters of guarantee issued by financial institutions. The trial court ruled in Malha Oeste’s favor on December 19, 2014, and partially in Malha Paulista’s favor on October, 2015. The parties filed appeals against both decisions. The appeal of Malha Paulista was partially accepted, in order to guarantee the right to reimburse counsel involved for the fees incurred. As of the date of this annual report, the appeal regarding Malha Oeste is still pending. The appeal of Malha Paulista was partially accepted and both parties presented new appeals to the Superior Brazilian Courts. The aggregate payments alleged to be owed by Malha Paulista and Malha Oeste total R$3,101.9 million. Accordingly, an adverse outcome in either of these lawsuits could result in significant losses to Rumo. In particular, Malha Paulista and Malha Oeste would be required to pay the installments guaranteed by letters of guarantee. The risk of loss in these proceedings is estimated as possible.

•

Rumo’s subsidiary Malha Sul also filed a lawsuit against the Brazilian government in order to restore the economic-financial balance of certain leasing and concession contracts. Malha Sul argues that it is being required to make some payments that are under the government’s responsibility. As of the date of this annual report, no decision has been issued authorizing Malha Sul to suspend the payment of the grants.

•

Malha Oeste and Malha Sul ANTT Proceedings. Malha Oeste and Malha Sul are party to preliminary proceedings being conducted by ANTT in relation to certain alleged failures by Malha Oeste and Malha Sul to comply with their contractual obligations pursuant to certain concession agreements. Specifically, the ANTT is alleging that Malha Oeste and Malha Sul have failed to comply with certain deadlines for the presentation of documents and financial information in relation to their respective concessions. If the preliminary proceedings are decided against Malha Oeste and Malha Sul, we expect that Malha Oeste and Malha Sul will be given the opportunity to remedy the alleged breaches and/or to pursue the proceedings in court before any of the concession agreements in question is terminated. We estimate that the risk of loss in these proceedings is possible.

•

Portofer lawsuit. The Federal Prosecutor’s Office filed public civil action against ALL and Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anticompetitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within the Port of Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anticompetitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. ALL and Malha Paulista presented a defense in connection to this case, arguing the maintenance of the current concession agreement. The court denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” is also analyzing the legality of these lease agreements. Malha Paulista and ALL have presented their defense, stating that a legal exception to the bidding rule authorizes the execution of the contract without a public bidding process. Until the date hereof, no final decision has been issued by TCU on this matter.

•

Rumo/ALL Investigation. During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office (without being made available to the Company, in accordance with the terms of the engagement). At this time, we can neither predict the outcome of the internal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL have presented their defense, stating that the investment generates a financial return to FI-FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.

•

Perpetual Notes. We have received a tax assessment notice relating to the exchange variation and interest incurred on our perpetual notes. The tax authorities understand that certain corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of perpetual bonds. The perpetual bonds were issued to reduce the positive result of exchange variation, the amount of which is R$86.6 million with a possible risk of loss. These three notices of infraction are being contested at the administrative level.

•

Comgás tax assessment notice. Comgás has received a tax assessment notice in an amount of R$284.3 million in relation to income tax withheld at source (IRRF) on capital gains. As a result of certain contractual arrangements, this contingency is the responsibility of the former controlling shareholder of Comgás.

•

Goodwill Comgás. Comgás received a tax assessment notice on April 7, 2016 requiring Comgás to pay certain additional income tax and social contribution on net income arising in connection with the amortization of goodwill on certain investments in the 2013 to 2014 calculation periods. According to Comgás, the updated amount under discussion was R$983.5 million, including interest and a 150% fine, of which R$729.5 million was classified as a possible risk of loss and R$254 million is classified as a remote risk of loss as of December 31, 2018.

•

Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (i) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ), in a possible amount of R$342.8 million as of December 31, 2018; and (ii) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived, in a possible amount of R$184.6 million as of December 31, 2018.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

•

Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and CSLL calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and CSLL calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain, (c) no inclusion, in the income tax and CSLL calculation basis, of gains earned in swap operations, and the absence of taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the CSLL calculation basis, using PIS and COFINS credits, and (e) improper exclusion from taxable income and CSLL calculation using deferred CSLL. A reduction in tax assessment resulted from a favorable CARF judgment that involved the cancellation of most tax requirements. The risk of loss changed from possible to remote.

•

Malha Paulista has received a tax assessment notice relating to the absence of taxation of PIS and COFINS on revenues from mutual traffic and rights of passage invoiced against Malha Norte in the amount of R$33.8 million as of December 31, 2018. The chance of loss is considered possible as tax already has been collected by the concessionaire.

•	Malha Paulista had part of its IRPJ credit balance not accepted based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$75 million.

•

We are a party to certain legal proceedings related to INSS payment with a possible risk of loss, as follows: (a) proceedings regarding the legality and constitutionality of Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues made via trading companies. The right to assess part of the charge has prescribed, as a result of which the risk of loss has changed from possible to remote with respect to an amount of R$358.4 million as of December 31, 2018; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity, in an amount of R$15.8 million as of December 31, 2018; and (c) requirement for security contribution on the acquisition of shares through stock option plans, in an amount of R$48 million as of December 31, 2018.

•

The Brazilian tax authorities issued tax assessments in 2011 and 2013 against Rumo concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on the disposal of equity interest in a Company of the same group, in an amount of R$529.8 million as of December 31, 2018.

•

Rumo has received an assessment relating to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$449 million as of December 31, 2018.

•

The tax authorities have partially rejected the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$112.7 million as of December 31, 2018. The probability of loss is considered possible, since the NOLs existed and were available for such use.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$878.8 million as of December 31, 2018.

Criminal Environmental Claims

Cosan S.A. and its subsidiaries are parties to nine criminal environmental lawsuits and are being investigated in certain environmental police inquiries in process in the states of São Paulo, Pará, Rio Grande do Sul, Mato Grosso do Sul, Paraná, Rio de Janeiro, Minas Gerais and Santa Catarina. The main crimes alleged are noise pollution; contamination of soil and rivers; burning; deforestation of native forest; emission of pollutants into the atmosphere and irregular transportation of dangerous products.

Cosan Logística and its subsidiaries are parties to eight criminal environmental lawsuits and are being investigated in certain environmental police inquiries in the States of São Paulo, Rio Grande do Sul, Mato Grosso do Sul and Santa Catarina. The main crimes alleged are noise pollution; contamination of soil and rivers; deforestation of native forest and irregular transportation of dangerous products. The probability of loss in these cases is possible.

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

The defendants filed a motion of habeas corpus, which was partially granted on May 18, 2017 with regards to the crime of conspiracy but rejected with regards to the crime of cartel formation. Decision on the appeals is still pending. On February 21, 2018, the judge ordered a stay of the action and the cancellation of scheduled hearings pending a decision from the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). As a result of an additional habeas corpus filed by a co-defendant, the prosecutor’s appeal was dismissed by the Supreme Court of Justice (Supremo Tribunal de Justiça). This decision extended its effects to all defendants.

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

Mr. Marcelo Martins

Mr. Marcelo Eduardo Martins is a defendant in a criminal suit filed by the Public Prosecutor of the state of Bahia on July 4, 2016, regarding the crime of tax evasion for the alleged failure to pay ICMS by Votorantim Cimentos N/NE S/A prior to Mr. Martins joining Cosan S.A. A reply to the indictment has already been filed and the case is being analyzed. The related tax enforcement is duly guaranteed by means of a bank guarantee letter. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

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

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our bye-laws and Cosan S.A.’s by-laws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

The dividend rights attaching to our class A common shares and class B common shares are not cumulative in the event that we do not, for any reason, pay dividends on those shares.

Any cash dividends payable to holders of our common shares quoted on the NYSE will be paid to Mellon Investors Services LLC, our transfer agent in the United States, for disbursement to those holders.

Cosan S.A. Dividend Policy

Brazilian corporate law and Cosan S.A.’s by-laws require that Cosan S.A. distributes annually to its shareholders a mandatory minimum dividend, unless Cosan S.A.’s board of directors notifies the shareholders that such distribution is not advisable in light of Cosan S.A.’s financial condition as reflected in Cosan S.A.’s consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporation Law. Under our by-laws, a minimum of 25% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

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

•

second, a variable amount of net profit to each shareholder based on certain tax attributes contributed by it to the Joint Venture; Cosan S.A. is entitled to receive preferential dividends equivalent to the amount of any tax savings from the amortization of goodwill it contributes to the Joint Venture. Similarly, Shell is entitled to receive preferential dividends equivalent to the amount of any tax savings from the amortization of accumulated losses that it contributes to the Joint Venture;

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

Brazilian Taxation

Dividends paid by Cosan S.A. to us are currently not subject to withholding income tax in Brazil, to the extent that such amounts are related to profits generated since January 1, 1996. The only exception would be for amounts related to 2014 tax statements. In this case, considering new tax legislation enacted in May 2014, if the amounts calculated using the accounting criteria in force in December 2007 (i.e., without IFRS effects) exceed a certain exemption limit, they would be taxed at a rate of 25%. Cosan S.A. did not surpass the exemption limit.

Brazilian tax laws permit Cosan S.A. to make distributions to shareholders of interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contributions. For tax purposes, this interest is limited to the daily pro rata portion of the TJLP, as determined by the Brazilian Central Bank quarterly, and the amount of the deduction is limited to the largest of (1) 50% of net income (after social contributions but before income tax and the amount to be distributed as interest on shareholders’ equity) related to the period in respect of which the payment is made; and (2) 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. A payment to us of interest on shareholders’ equity is subject to withholding income tax at the rate of 25%.

Dividend Payments

On May 26, 2015, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) on May 26, 2015. The dividends were paid to shareholders for the fiscal year ended December 31, 2014 totaling U.S.$29,648,408.93 corresponding to U.S.$0.11201145 per common share or the equivalent in reais to holders of Brazilian depositary receipts, or “BDRs,” without withholding income tax.

On May 13, 2016, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. The dividends were paid to shareholders for the fiscal year ended December 31, 2015 totaling U.S.$24,052,065.65 corresponding to U.S.$0.09086851 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On May 5, 2017, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. The dividends were paid to shareholders for the fiscal year ended December 31, 2016 totaling U.S.$20,000,000.00, corresponding to U.S.$0.0755598 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

On April 27, 2018, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A. The dividends were paid to shareholders for the fiscal year ended December 31, 2017 totaling U.S.$20,000,000.00, corresponding to U.S.$0.08223712 per common share or the equivalent in reais to holders of BDRs, without withholding income tax.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Prior to August 16, 2007, no public market existed for our class A common shares. Since August 16, 2007, our class A common shares have been listed on the NYSE and trade under the symbol “CZZ.”

Our BDRs were previously listed on the B3 under the symbol “CZLT33.” On April 19, 2018, we submitted to the B3 a proposal relating to the discontinuation of our BDR program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). On October 10, 2018, we completed our deregistration with the CVM and the delisting of our BDRs from the B3. The discontinuation of our BDR program was intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

The following information concerning the trading history of our class A common shares is presented solely for informational purposes. This information should not be viewed as indicative of future sales prices for our class A common shares on the NYSE. Actual future sales prices for our class A common shares are likely to be significantly different from their trading history.

The following table sets forth the high and low closing sales prices for our class A common shares on the NYSE for the periods indicated.

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE
	High	Low
	(U.S.$ per common share)
Fiscal Year Ended December 31, 2014	14.66	6.18
Fiscal Year Ended December 31, 2015	8.06	2.75
Fiscal Year Ended December 31, 2016	9.33	2.69
Fiscal Year Ended December 31, 2017	10.13	5.69
Fiscal Year Ended December 31, 2018	11.76	6.26

Fiscal Quarter
First Fiscal Quarter 2016	4.92	2.60
Second Fiscal Quarter 2016	6.51	4.55
Third Fiscal Quarter 2016	7.46	6.22
Fourth Fiscal Quarter 2016	9.29	6.92
First Fiscal Quarter 2017	9.33	7.33
Second Fiscal Quarter 2017	9.03	5.69
Third Fiscal Quarter 2017	8.41	6.32
Fourth Fiscal Quarter 2017	10.13	7.87
First Fiscal Quarter 2018	11.76	10.09
Second Fiscal Quarter 2018	10.78	7.63
Third Fiscal Quarter 2018	8.52	6.26
Fourth Fiscal Quarter 2018	8.95	6.70

Month
October 2018	8.45	6.70
November 2018	8.89	7.38
December 2018	8.95	8.13
January 2019	11.03	9.18
February 2019	11.73	10.84
March 2019	13.03	10.85
April 2019 (through April 26, 2019)	12.72	11.59

Source: Bloomberg

On April 26, 2019, the reported closing sale price of our class A common shares on the NYSE was U.S.$12.16 and R$47.85 per class A common share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our class A common shares are listed on the NYSE and trade under the symbol “CZZ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and By-laws

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

Provided that he or she discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, our bye-laws provide that a director is entitled to be counted in the quorum, but may not vote in respect of any such contract or arrangement in which he or she is interested. Under Bermuda law, a director (including the spouse, children or any company (other than a company which is a holding company or a subsidiary of the company making the loan) of which such director, spouse or children own or control, directly or indirectly, more than 20% of the total capital or loan debt) cannot borrow from us without the consent of any shareholders holding in the aggregate not less than 90% of the total voting rights of all shareholders having the right to vote at any general meeting of the shareholders.

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

Our bye-laws provide that an amalgamation (but not a merger) or other business combination as defined in our bye-laws (other than with a wholly-owned subsidiary) that has been approved by our board of directors must only be approved by a majority of the votes cast at a general meeting of our shareholders at which the quorum must be two persons representing the holders of more than 45% of the aggregate voting power of the paid-up and outstanding shares carrying the right to vote. Any amalgamation or other business combination (as defined in our bye-laws) not approved by our board of directors must be approved by resolution passed by 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

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

On April 17, 2018, the board of directors of the Company approved the voluntary termination of its BDR program, with the consequent delisting and suspension of BDR trading in B3, as well as the cancelation of its registration as a category “A” foreign issuer with the CVM, in accordance with CVM Rule 480/09, as amended.

There are no legislative or other legal provisions currently in force in Bermuda or arising under our by-laws that restrict the payment of dividends to holders of Cosan Limited shares by reason of such holders not being resident in Bermuda. There are no limitations, either under the laws of Bermuda or in the by-laws, on the right of non-Bermuda nationals to hold or vote Cosan Limited shares.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the current composition of our income and the composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2018. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our class A common shares are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed over the Internet at http://www.sec.gov.

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

The table below provides information about the Company’s sugar derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2018. For the derivative contracts the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk—Commodities Derivatives Opened as at December 31, 2018

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional	Notional	Fair value
					(unit)	(R$ thousand)
Future	Sold	NYSE LIFFE	Sugar#5	Feb-19 to Jul-19	5,350	153,984	(62)
Future	Sold	ICE	Sugar#11	Feb-19 to Sep-20	1,889,290	2,171,039	160,006
Options	Sold	ICE	Sugar#11	Feb-19 to Sep-20	1,107	29	(28,956)
Options	Sold	OTC	Sugar#11	Apr-19 to Sep-19	—	—	1,544

Sub-total of sugar future sold					1,895,747	2,325,052	132,532
Future	Purchased	NYSE LIFFE	Sugar#5	Feb-19 to Jul-19	(5,400)	(155,837)	44
Future	Purchased	ICE	Sugar#11	Feb-19 to Feb-20	(514,222)	(562,484)	(29,040)
Options	Purchased	ICE	Sugar#11	Feb-19 to Sep-20	(1,006)	(56)	33,470

Sub-total of sugar future purchased					(520,628)	(718,377)	4,474
Sub-total of sugar future					1,375,119	1,606,675	137,006

Future	Sold	B3	Ethanol	Jan-19	10,320	17,857	(112)
Future	Sold	CHGOETHNL	Ethanol	Jan-19 to Dec-19	1,217,465	1,052,320	269,419
Future	Sold	NYMEX	Ethanol	Jan-19 to Dec-19	121,000	232,508	(7,390)
Options	Sold	OTC	Ethanol	Jan-19	665,941	64,028	(66,561)
Options	Sold	CHGOETHNL	Ethanol	Feb-19	7,949	2,633	64

Sub-total of ethanol future sold					2,022,675	1,369,346	195,420
Future	Purchased	B3	Ethanol	Jan-19	(2,550)	(4,413)	33
Future	Purchased	NYMEX	Ethanol	Jan-19 to Dec-19	(110,600)	(212,279)	8,669
Future	Purchased	CHGOETHNL	Ethanol	Jan-19 to Dec-19	(1,284,639)	(1,092,371)	(276,768)
Options	Purchased	OTC	Ethanol	Jan-19	(600,024)	(51,837)	53,965
Options	Purchased	CHGOETHNL	Ethanol	Jan-19 to Feb-19	(42,927)	(33,500)	(35)

Sub-total of ethanol future purchased					(2,040,740)	(1,394,400)	(214,136)
Physical fixed	Sold	CHGOETHNL	Ethanol	Jan-19 to Dec-19	1,607,529	2,921,639	82,473
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan-19 to Dec-19	(2,278,747)	(3,687,483)	6,495

Sub-total of physical fixed					(671,218)	(765,844)	88,968
Sub-total of ethanol future and physical fixed					(689,283)	(790,898)	70,252

Future	Purchased	OTC	Gasoline	Jan-19 to Oct-19	(346,173)	(493,152)	(54,843)

Sub-total of gasoline future purchased					(346,173)	(493,152)	(54,843)
Future	Sold	NYMEX	Gasoline	Jan-19 to Jun-19	647,782	1,181,286	340,124
Options	Sold	OTC	Gasoline	Sep-18 to Mar-20	702	2,720	45,250

Sub-total of future gasoline sold					648,484	1,184,006	385,374
Sub-total of gasoline future					302,311	690,854	330,531

Physical fixed	Purchased	CCEE/OTC	Energy	Jan-19 to Dec-21	4,999	680,296	(984,941)
Physical fixed	Sold	CCEE/OTC	Energy	Jan-19 to Dec-21	(4,999)	(904,383)	994,888

Sub-total of energy future and physical fixed					—	(224,087)	9,947
Future	Sold	NYMEX	Heating oil / Gasoline	Jan-19	230,781	399,237	24,054

Sub-total of heating oil and gasoline future sold					230,781	399,237	24,054
Sub-total of heating oil, gasoline and energy					533,092	866,004	364,532

Net exposure to commodity derivatives in December, 2018						1,681,781	571,790

Interest Rate Risk

We have fixed and floating rate indebtedness and, therefore, we are exposed to market risk as a result of changes in interest rates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the LIBOR (London Interbank Offered Rate) indexed interest rate, TJLP (Long-term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index), IPCA (Consumer Price Index) and CDI (Interbank Deposit Certificate) indexed debt on the Company’s finance results.

As of December 31, 2018, 14.13%, or R$3,189.1 million (16%, or R$3,469.0 million as of December 31, 2017) of our consolidated total debt outstanding was fixed rate debt.

The majority of our debt, except the jointly-controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. Most of our outstanding debt is linked to the CDI note. We have a substantial amount of cash and cash equivalents and marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2018, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$79.2 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2018.

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

At December 31, 2018, our foreign exchange exposure, net was R$1,390.2 million (R$1,333 million in the fiscal year ended December 31, 2017) which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 21 of our consolidated financial statements.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the U.S. dollar would increase in profit for the year by R$139 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2018, before considering the effects on U.S. dollar derivative contracts and other dollar denominated assets and liabilities, as set forth below:

U.S. dollar financial instruments outstanding at December 31, 2018:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Decrease
	(in thousands of reais)
Denominated debt	13,791,662	13,791,662	1,379,166
Denominated receivables	(51,734)	(51,734)	(5,173)
Foreign exchange exposure, net	1,390,205	1,390,205	139,021

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2018, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO 2013.” Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2018.

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

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2018, has been audited by KPMG, an independent registered public accounting firm, whose attestation report on such matter appears on page F-5 of our audited financial statements.

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

Item 16B.	Code of Ethics

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

Item 16C.	Principal Accountant Fees and Services

The following table describes the total amount billed to us by KPMG for services performed during the fiscal years ended December 31, 2018 and 2017:

	At December 31, 2018	At December 31, 2017
	(in thousands of reais)
Audit fees	6,629.2	5,450.9
Audit related fees	497.5	1,737.4
All other fees	421.8	169.3

Total consolidated audit fees	7,548.5	7,357.6

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Audit Related Fees

Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and prospectus review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2018 and the first quarter of 2019.

Months	Total Number of Class A Common Shares Purchased(1)	Average Price Paid per Class A Common Share in U.S.$(1)	Total Number of Class A Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Class A Common Shares that May Yet Be Purchased Under the Plans or Programs
January 2018	—	—	—	—
February 2018	—	—	—	—
March 2018	—	—	—	—
April 2018	—	—	—	—
May 2018	—	—	—	—
June 2018	—	—	—	—
July 2018	—	—	—	—
August 2018	—	—	—	—
September 2018	—	—	—	—
October 2018	—	—	—	—
November 2018	—	—	—	—
December 2018	—	—	—	—
January 2019	14,228,134	8.88	—	—
February 2019	—	—	—	—
March 2019	—	—	—	—

Total	14,228,134	8.88	—	—

(1)

On January 3, 2019, we acquired 14,228,134 Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million, excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan Limited as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining. For further information on our tender offer, please see “Item 4. Information on the Company—A. History and Development of the Company—History” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Cosan Limited.”

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Summary of Significant Differences of Corporate Governance Practices.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19.	Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).
1.2	Bye-laws (incorporated by reference to Exhibit 3.2 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).
2.1	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).
2.2	Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F for the year ended December 31, 2016).
2.3	Indenture dated September 20, 2017 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F for the year ended December 31, 2017).
4.1	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).
4.2	Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).
4.3	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).
4.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).
4.5	Third Amendment to the Framework Agreement, dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2017).
4.6	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011, and the Amendment and Restatement Agreement to the Joint Venture Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).
4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).
4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011, and amendments thereto dated as of December 26, 2013, December 19, 2014, November 22, 2016 and August 23, 2018 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).
4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011, and amendments thereto dated as of June 23, 2014, November 22, 2016, May 25, 2018 and August 16, 2018 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).
4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).
4.12	Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).
8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics (incorporated by reference from our exhibit 11.1 to our annual report filed on Form 20-F for the Fiscal Year ended April 30, 2008).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
13.3	Financial Statements for the fiscal years ended March 31, 2019, 2018 and 2017 of Raízen Energia and Raízen Combustíveis.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Since the fiscal year of these companies differ to those of Cosan Limited, the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Date: April 30, 2019

Cosan Limited

Consolidated financial statements as of

December 31, 2018 and 2017

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding perception or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2018, the Company’s internal control over financial reporting is effective.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

April 30, 2019

/s/ Marcos Marinho Lutz	/s/ Marcelo Eduardo Martins
Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

Cosan Limited

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cosan Limited and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

São Paulo, SP, Brazil

April 30, 2019

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais—R$)

	Note	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	5.1	3,621,798	4,555,177
Marketable securities	5.2	4,202,835	3,853,343
Trade receivables	5.3	1,545,643	1,277,766
Derivative financial instruments	5.9	181,815	317,763
Inventories	7	716,290	663,061
Receivables from related parties	5.4	44,680	30,059
Income tax receivable		279,157	312,274
Other current taxes receivable	6	796,199	327,410
Dividends receivable		27,320	13,466
Other financial assets		—	1,340,000
Other current assets		543,853	343,617

Total current assets		11,959,590	13,033,936
Trade non-current receivables	5.3	42,549	44,654
Restricted cash	5.2	115,124	225,634
Deferred tax assets	13	1,540,693	1,636,080
Receivables from related parties	5.4	90,390	169,755
Income tax receivable		260,330	247,996
Other non-current taxes receivables	6	851,492	778,820
Judicial deposits	14	878,807	766,107
Derivative financial instruments	5.9	2,367,042	844,450
Other non-current assets		407,915	472,753
Investments in associates	8.1	378,519	301,342
Investments in joint ventures	9	8,077,907	8,447,799
Property, plant and equipment	10.1	12,417,822	11,681,575
Intangible assets and goodwill	10.2	16,972,536	16,973,610

Total non-current assets		44,401,126	42,590,575

Total assets		56,360,716	55,624,511

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais—R$)

	Note	December 31, 2018	December 31, 2017
Liabilities
Loans, borrowings and debentures	5.5	2,115,305	3,903,392
Leases	5.6	120,491	261,344
Real estate credit certificates		—	86,745
Derivative financial instruments	5.9	3,880	1,520
Trade payables	5.7	1,923,920	2,433,995
Employee benefits payables		339,968	291,080
Income tax payable		36,164	21,146
Other taxes payables	12	245,587	418,878
Dividends payable		187,415	191,478
Concessions payable	11	28,797	27,413
Payables to related parties	5.4	355,971	328,263
Deferred revenue		9,473	11,529
Other financial liabilities		455,702	382,702
Other current liabilities		418,145	662,835

Total current liabilities		6,240,818	9,022,320
Loans, borrowings and debentures	5.5	20,459,008	17,785,554
Leases	5.6	432,859	682,794
Preferred shareholders payable in subsidiaries	5.8	1,097,490	1,442,679
Derivative financial instruments	5.9	21,834	113,565
Other taxes payables	12	154,599	161,637
Provision for legal proceedings	14	1,363,168	1,348,157
Concessions payable	11	3,179,771	2,905,921
Post-employment benefits	22	579,870	485,459
Deferred tax liabilities	13	4,093,019	3,902,310
Deferred revenue		42,044	56,495
Other non-current liabilities		726,880	658,207

Total non-current liabilities		32,150,542	29,542,778

Total liabilities		38,391,360	38,565,098

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		3,112,274	3,245,543
Accumulated other comprehensive loss		(587,173)	(394,212)
Retained earnings		4,083,974	3,182,098
Equity attributable to:
Owners of the Company		6,614,403	6,038,757
Non-controlling interests	8.2	11,354,953	11,020,656

Total shareholders’ equity		17,969,356	17,059,413

Total shareholders’ equity and liabilities		56,360,716	55,624,511

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2018		December 31, 2017		December 31, 2016
Net sales	17		16,843,933		13,582,463		12,518,139
Cost of sales	18		(12,119,917)		(9,232,210)		(8,317,490)

Gross profit			4,724,016		4,350,253		4,200,649
Selling expenses	18		(1,023,485)		(1,068,663)		(1,037,542)
General and administrative expenses	18		(981,834)		(935,290)		(1,000,734)
Other income (expenses), net	19		738,151		877,599		(116,302)

Operating expenses			(1,267,168)		(1,126,354)		(2,154,578)
Profit before equity in earnings of investees, finance results and taxes			3,456,848		3,223,899		2,046,071

Interest in earnings of associates	8		51,473		17,162		(4,440)
Interest in earnings of joint ventures	9		946,282		985,090		1,570,132

Equity in earnings of investees			997,755		1,002,252		1,565,692
Finance expense			(2,849,228)		(3,704,515)		(3,673,356)
Finance income			1,032,725		870,739		1,102,918
Foreign exchange, net			(1,555,215)		(199,777)		997,109
Derivatives			1,760,782		282,054		(1,482,447)

Finance results, net	20		(1,610,936)		(2,751,499)		(3,055,776)
Profit before taxes			2,843,667		1,474,652		555,987

Income tax (expenses), benefits	13
Current			(464,867)		(134,517)		(228,634)
Deferred			(295,620)		(293,838)		166,932

			(760,487)		(428,355)		(61,702)

Profit from continuing operations			2,083,180		1,046,297		494,285
Loss from discontinued operation, net of tax			—		—		(35,262)

Profit for the year			2,083,180		1,046,297		459,023

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Gain on share subscription of subsidiary			—		9,000		6,000
Actuarial loss on defined benefit plan			(82,286)		(24,121)		(87,037)
Taxes over actuarial loss on defined benefit plan			27,977		8,201		29,988

			(54,309)		(6,920)		(51,049)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect			(161,574)		(50,085)		146,092
Gain on cash flow hedge in joint ventures			6,883		204,611		45,778
Changes in fair value of financial assets			244		3,459		(70)

			(154,447)		157,985		191,800
Total other comprehensive (loss) income, net of tax			(208,756)		151,065		140,751

Comprehensive income—Continued operation			1,874,424		1,197,362		599,774
Comprehensive income—Discontinuing operations			—		—		(124,629)

Total comprehensive income			1,874,424		1,197,362		475,145
Total net income attributable to:
Owners of the Company			975,448		551,021		277,804
Non-controlling interests			1,107,732		495,276		181,219

			2,083,180		1,046,297		459,023
Total comprehensive income attributable to:
Owners of the Company			782,487		637,263		275,557
Non-controlling interests			1,091,937		560,099		199,588

			1,874,424		1,197,362		475,145
Basic earnings (loss) per share from:
Continuing operations	16	R$	3.9967	R$	2.0951	R$	1.2283
Discontinuing operations	16		—		—	(R$	0.1788)

		R$	3.9967	R$	2.0951	R$	1.0495
Diluted earnings (loss) per share from:
Continuing operations	16	R$	3.8271	R$	2.0468	R$	1.1577
Discontinuing operations	16		—		—	(R$	0.1780)

		R$	3.8271	R$	2.0468	R$	0.9797
The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2016	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250
Net income for the year	—	—	—	277,804	277,804	181,219	459,023
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	28,746	—	28,746	17,032	45,778
Foreign currency translation effects	—	—	112,770	—	112,770	33,322	146,092
Actuarial loss on defined benefit plan	—	—	(22,839)	—	(22,839)	(34,210)	(57,049)
Investment property	—	—	(118,832)	118,832	—	—	—
Fair value of financial assets	—	—	(5,797)	5,797	—	—	—
Gain on share subscription of a subsidiary	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of financial assets	—	—	(46)	—	(46)	(24)	(70)

Total comprehensive income for the year	—	—	(2,247)	402,433	400,186	199,588	599,774

Contributions by and distributions to owners of the Company:
Share options exercised—Subsidiaries	—	23,684	—	—	23,684	13,643	37,327
Dividends—non-controlling interests	—	(8,106)	—	—	(8,106)	8,106	—
Dividends	—	—	—	(86,470)	(86,470)	(888,935)	(975,405)
Write-off of investment	—	—	—	—	—	(1,622,005)	(1,622,005)
Share-based payment transactions	—	6,949	—	—	6,949	4,672	11,621

Total contributions by and distributions to owners of the Company	—	22,527	—	(86,470)	(63,943)	(2,484,519)	(2,548,462)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	22,502	—	—	22,502	1,746,685	1,769,187

At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749
Net income for the year	—	—	—	551,021	551,021	495,276	1,046,297
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	127,994	—	127,994	76,617	204,611
Foreign currency translation effects	—	—	(42,055)	—	(42,055)	(8,030)	(50,085)
Actuarial loss on defined benefit plan	—	—	(7,445)	—	(7,445)	(8,475)	(15,920)
Gain on share subscription of a subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of financial assets	—	—	2,150	—	2,150	1,309	3,459

Total comprehensive income for the year	—	—	86,242	551,021	637,263	560,099	1,197,362

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,052,962	2,052,962
Dividends—non-controlling interests	—	(19,725)	—	—	(19,725)	19,725	—
Share options exercised—Subsidiaries	—	23,477	—	—	23,477	13,489	36,966
Dividends	—	—	—	(64,921)	(64,921)	(727,224)	(792,145)
Treasury shares acquired	—	(704,225)	—	—	(704,225)	—	(704,225)
Share-based payment transactions	—	55,478	—	—	55,478	8,180	63,658

Total contributions by and distributions to owners of the Company	—	(644,995)	—	(64,921)	(709,916)	1,367,132	657,216

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(161,053)	—	—	(161,053)	(643,861)	(804,914)

At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais—R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413
Adjustment on initial application of IFRS 9, net of tax—Note 3.3	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725
Net income for the year	—	—	—	975,448	975,448	1,107,732	2,083,180
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	4,961	—	4,961	1,922	6,883
Foreign currency translation effects	—	—	(169,823)	—	(169,823)	8,249	(161,574)
Actuarial loss on defined benefit plan	—	—	(28,245)	—	(28,245)	(26,064)	(54,309)
Change in fair value of financial assets	—	—	146	—	146	98	244

Total comprehensive income for the year	—	—	(192,961)	975,448	782,487	1,091,937	1,874,424

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(12,368)	—	—	(12,368)	12,368	—
Share options exercised—Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Dividends	—	—	—	(69,622)	(69,622)	(355,871)	(425,493)
Business combination	—	—	—	—	—	7,199	7,199
Share-based payment transactions	—	44,122	—	—	44,122	9,496	53,618

Total contributions by and distributions to owners of the Company	—	46,549	—	(69,622)	(23,073)	(317,055)	(340,128)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(179,818)	—	—	(179,818)	(435,847)	(615,665)

At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

The accompanying notes are an integral part of these financial statements.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Profit before taxes		2,843,667	1,474,652	555,987
Adjustments for:
Depreciation, amortization and impairment		2,061,344	1,938,393	1,735,332
Lease and concession	11	199,405	193,252	193,637
Interest in earnings of associates	8.1	(51,473)	(17,162)	4,440
Interest in earnings of joint ventures	9	(946,282)	(985,090)	(1,570,132)
Loss on disposals assets		684	43,068	24,006
Share-based payment		55,246	52,016	11,621
Legal proceedings provision		113,829	172,351	97,435
Indexation charges, interest and exchange, net		1,819,710	2,861,772	3,188,277
Provisions for employee benefits		184,859	166,298	150,334
Allowance for doubtful accounts		14,603	31,838	27,226
Sales of credit rights		—	(1,039,966)	—
Indemnity	19	(726,000)	—	—
Recovering tax credits	6	(338,040)	—	—
Other		(6,371)	(36,448)	(308,572)

		5,225,181	4,854,974	4,109,591
Changes in:
Trade receivables		(172,743)	(252,079)	(8,427)
Inventories		(8,784)	(40,224)	6,690
Recoverable taxes		(49,262)	(227,248)	247,628
Income tax and other tax		(589,850)	(110,944)	(143,659)
Related parties, net		(54,871)	(1,215)	13,066
Trade payables		381,849	174,248	(138,690)
Employee benefits		(160,740)	(121,540)	(127,487)
Provision for legal proceedings		(132,215)	(79,206)	(56,145)
Other financial assets		40,106	90,966	(55,000)
Judicial deposits		(76,017)	(32,224)	(29,614)
Discontinued operation		—	—	70,087
Cash received on sale of credit rights	1	1,340,000	—	—
Post-employment benefits		(34,904)	(30,617)	(30,262)
Concessions payable		(105,848)	(111,922)	(107,729)
Other assets and liabilities, net		(223,974)	(24,868)	(114,661)

		152,747	(766,873)	(474,203)
Net cash generated by operating activities		5,377,928	4,088,101	3,635,388

Cash flows from investing activities
Capital contribution in associates		(7,517)	(15,320)	(22,802)
Non-controlling interest acquisition		—	—	(54,122)
Acquisition of subsidiary, net of cash acquired		(135,648)	(116,514)	—
Marketable securities, net		(148,306)	(2,331,232)	(626,279)
Restricted cash, net		111,672	(24,635)	59,162
Dividends received from associates		15,327	13,929	12,229
Dividends received from joint ventures		1,292,127	1,346,460	1,230,367
Acquisition of property, plant and equipment, intangible assets, investments and contract asset		(2,628,241)	(2,457,458)	(2,190,505)
Put option exercised paid		—	—	(186,052)
Other receivables from related parties		—	—	11,338
Discontinued operation		—	—	(13,934)
Net cash from sale of discontinued operations		—	(689)	1,053,768
Cash received on sale of fixed assets, and intangible assets		1,817	8,097	(189)

Net cash used in investing activities		(1,498,769)	(3,577,362)	(727,019)

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	Note	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	3,761,058	6,248,712	7,527,792
Repayment of principal on loans, borrowings and debentures	5.5	(5,342,670)	(3,839,633)	(7,203,109)
Payment of interest on loans, borrowings and debentures	5.5	(1,465,666)	(1,602,034)	(1,449,181)
Payment of financial instruments derivatives		(1,097,220)	(588,144)	(1,365,065)
Receipt of financial instruments derivatives		1,384,506	313,443	991,457
Payment of principal on financing leases	5.6	(384,752)	(348,114)	(413,267)
Payment of interest on financing leases	5.6	(150,799)	(283,430)	(330,452)
Repayments of advance of real estate credits		(91,842)	(129,503)	(128,932)
Proceeds from issuing shares		—	2,030,212	1,979,174
Payments to redeem entity’s shares		(607,932)	(780,931)	—
Non-controlling interest subscription		4,163	20,375	28,764
Acquisition of non-controlling interests		(268,322)	(554,045)	—
Dividends paid		(871,480)	(1,089,840)	(1,440,544)
Discontinued operation		—	—	(53,272)
Share options exercised		24,548	37,184	37,327

Net cash used in financing activities		(5,106,408)	(565,748)	(1,819,308)
(Decrease) increase in cash and cash equivalents		(1,227,249)	(55,009)	1,089,061

Cash and cash equivalents at beginning of year		4,555,177	4,499,588	3,505,824

Effect of exchange rate Fluctuations on cash held		293,870	110,598	(95,297)

Cash and cash equivalents at end of year		3,621,798	4,555,177	4,499,588

Additional information
Income tax paid		315,278	90,099	83,376

The accompanying notes are an integral part of these financial statements.

•	Non-cash transaction

Recognition of tax assets related to the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” from the calculation basis of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses) contributions to the subsidiaries Rumo S.A. (“Rumo”), Companhia de Gás de São Paulo – (“Comgás”) and Cosan Lubrificantes e Especialidades S.A. (“CLE”), in the amount of R$ 431,283, which R$ 326,987 is recorded under “Other current tax receivables” and R$ 104,296 as of “Interest on other receivables,” respectively.

Usually, the Company and its subsidiaries acquire assets with a term payment, and do not generate impacts on the statement of cash flows, for the year ended December 31, 2018 there were no impacts of this nature.

Intangible addition in the amount of R$ 128,654 and accounts payable in the amount of R$ 129,038 related to the new agreement entered between the subsidiary CLE and Exxon Mobil Lubricants Trading Company (“Exxon Mobil”) (note 1).

•	Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 60.25% and 72.50% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

In November 2016, Cosan S.A. and Shell International Petroleum Company Limited (“Shell”) executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia S.A. (“Raízen Energia”) and Raízen Combustíveis (“Raízen Combustíveis”) or the “Joint Ventures,” shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Cosan S.A. and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo, exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010, subsequently added, between Cosan Logística, TPG, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. (“Shell Brazil”) exercised their put option on the shares issued by Comgás S.A. against Cosan S.A., which transferred its 16.77% of Comgás S.A share capital to Cosan S.A and received from Cosan 17,187,937 shares issued by Cosan S.A. (4.21% share capital).

On December 21, 2017, there was a sale of credit rights related to the assets recorded in the statement of financial position and also the contingent assets in the amount of R$ 1,340,000 (“purchase price”), arising from certain lawsuits, aiming at condemning the Union as a result of the fixing of sugar and alcohol prices below their cost of production. The amount was received on January 31, 2018, as shown at statement of cash flows.

On March 19, 2018, the subsidiary CLE entered into an agreement with Exxon Mobil which grants the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

On April 19, 2018, the Company submitted to the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” a proposal relating to the discontinuation of our Brazilian Depositary Receipts, or “BDRs,” program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). Once completed, we will take the requisite steps to complete our deregistration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” and the delisting of our BDRs from the B3. The discontinuation of our BDR program is intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by “Rumo”, so that the merged companies will be extinguished and “Rumo” will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs. In addition, the incorporation of PGT S.A. was approved by ALL Armazéns Gerais Ltda.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina through the acquisition of 100% of the shares issued by Shell Compañía Argentina de Petróleo S.A and Energina Compañía Argentina de Petróleo S.A. (“Shell Argentina”). The acquisition process was completed on October 1, 2018.

At May 31, 2018, Cosan through its subsidiary Cosan Lubes Investments Limited (“CLI”), acquired control of the companies TTA—SAS Techniques et Technologie Appliquées (“TTA”) in France and LubrigrupoII, S.A. (“LubrigrupoII”) in Portugal, in the amount of R$ 44,235 and R$ 11,339 respectively, generating an additional goodwill in the Lubricants segment of R$ 23,618 and R$ 6,856, respectively. The transferred consideration, net of cash received, totaled R$ 33,028 and R$ 10,044, respectively.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

On June 30, 2018, the contingent consideration regarding the acquisition of Stanbridge Group Limited (“Stanbridge”) in November 2017 by the subsidiary Moove Lubricants Limited (“Moove Lubricants”) – previously known as “Comma Oil and Chemicals Limited,” was increased by R$ 31,726 (Note 10.2), due to the fulfillment of certain contractual conditions that resulted in an adjustment to the acquisition accounting.

Additionally, part of the purchase price was allocated in “Customer Relationship” at the amount of R$ 136,499 (Note 10.2), which represents a measurement period adjustment.

On August 7, 2018 BNDES approved financing in the amount of R$ 2,887,298, for the subsidiary Rumo S.A., to support investments in the concession of rail freight transportation. On December 27, 2018, the amount of R$ 799,999 was raised.

At December 20, 2018, Cosan through its subsidiary CLI, acquired control of the company Commercial Lubricants, LLC (d/b/a Metrolube) (“Metrolube”) in New York, United States of America, in the preliminary amount of R$ 112,858, generating an additional goodwill in the Moove segment of R$ 67,548. The transferred consideration, net of cash received, totaled R$ 112,858.

On December 21, 2018, the subsidiary CLI and CVC Fund VII (“CVC”) entered into an investment agreement in which there will be a contribution of R$ 562,000 through the issuance of new common shares representing approximately 30% of Moove’s capital. Of the total capital increase, Moove will receive R$ 434,000 on the closing of the transaction and up to approximately R$ 128,000 until 2021, if certain targets defined in the Investment Agreement are met, without any change in the ownership interest. On March 29, 2019, the transaction was concluded between CVC and CLI, with the completion of conditions precedent, including regulatory approvals, corporate restructuring and applicable bids and the amount of the R$ 434,000 was received.

As announced to the market, on August 2, 2018, the Civil Police of the State of Paraná launched on July 31, 2018, the Operation “Controlled Margin,” with the objective of collecting statements and obtaining documents from employees of fuel distributors operating in Paraná, including Raízen Combustíveis, on suspicion of possible practices to control the final price of fuel sold at retailers located in that region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested and on August 3, 2018, the court determined the release of them. To this moment, in view of the existing information, no irregular conduct may be attributed to Raízen or its employees. No complaints were filed against any employees of Raízen, and no court order was issued determining the freeze of any assets or funds in its bank accounts.

In addition, also on July 31, 2018, in connection with the so-called “Operação Dubai,” the Prosecution Office of the Federal District filed a complaint against, among other parties, Raízen and one employee on the grounds of alleged anticompetitive practice. In this context, the assessment of Raízen Combustíveis, on the basis of the information available, is that the above claims do not find factual and legal support. In an autonomous action and aiming to obtain indemnification for the damages potentially suffered by the civil society due to these conducts, the Prosecution Office filed a redress action in the face of all those involved, which is in the initial stage of the proceedings. There is an application for the blocking of assets and securities against, among others, Raízen Combustíveis, in the amount of R$ 120,000 which was not effected due to guarantees given in court. Both procedures are being defended and appealed to, since Raízen Combustíveis understands that there are no elements that constitute the responsibility of its or its representatives in the investigated practices.

There was no relevant update on this topic since the disclosure of the material fact up to the year ended December 31, 2018.

At the present date there is no definitive decision or material impact on the business.

However, if the operations prove to be true in the future, any penalties may have an effect on the future financial position, profit or loss from operation and cash flows of Raízen Combustíveis. Regarding to the financial statements of Raízen Combustíveis, it is currently not practicable to determine whether there is any probable loss arising from a present obligation in view of a past event or a reasonable measure regarding the possible provision for contingencies on this matter in this financial information, through interest in earnings of joint ventures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

2	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 15, 2019.

Certain amounts of the comparative balances, in the statements of profit or loss, statements of cash flows and in the notes 4, 5, 5.1, 5.5, 5.9, 5.10, 13, 14 and 22, were reclassified to improve the disclosures in the financial statements. These reclassifications had inconsequential impacts on the Company’s financial statements.

3	Accounting policies

Accounting policies are included in the relevant notes to the consolidated financial statements. The accounting policies below are applied throughout the financial statements.

3.1	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (U.S.$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar, Euro or the Pound Sterling.

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

Foreign currency translation are recognized and presented in other comprehensive income (loss) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

a)	assets and liabilities have been translated using the exchange rate at the statement of financial position date;

b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

c)	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Foreign currency translation effects.”

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The exchange rates of the Real (R$) for the functional currencies of its subsidiaries on December 31, 2018 and 2017 are:

Currency	December 31, 2018	December 31, 2017
United States dollar (USD)	3,8748	3,3080
Pound Sterling (GBP)	4,9617	4,4714
Euro (EUR)	4,4390	3,9693

3.2	Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

i.    Note 5.7 – Trade payables

ii.    Note 5.10 – Recognized fair value measurements

iii.    Note 9 – Investments in joint ventures

iv.    Notes 10.1 and 10.2 – Property, plant and equipment and intangible assets and goodwill

v.    Note 11.1 – Commitments

vi.    Note 13 – Income tax

vii.    Note 14 – Provision for legal proceedings

viii.    Note 22 – Post-employment benefits

ix.    Note 23 – Share-based payment

3.3	Changes in significant accounting policies

i.	IFRS 9 Financial Instruments

The Company applied IFRS 9 with the initial application date of January 1, 2018, retrospectively, except as described below:

•

the Company has adopted the exception of not re-presenting comparative information from previous periods regarding the classification and measurement requirements (including impairment). Differences in the balances of financial assets and liabilities arising from the adoption of IFRS9 were recorded in retained earnings and reserves on January 1, 2018. Thus, the information presented for 2017 generally does not reflect the requirements of IFRS 9, but the requirements of IAS 39;

•

certain definitions were made based on the facts and circumstances existing at the date of initial application: i) determination of the business model in which a financial asset is held; ii) the designation and revocation of prior designations of certain financial assets and liabilities as measured at fair value through profit or loss; and

•

all hedge relationship designations in accordance with IAS 39 existing as of December 31, 2017 meet the hedging criteria in accordance with IFRS 9 as of January 1, 2018 and are therefore designated as continuing hedge relationships.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The total impact on the Company’s financial position as at January 1, 2018 is as follows:

Assets
Trades receivables	(10,932)
Investments in joint ventures	(1,340)
Deferred tax	3,584
Equity
Retained earnings	8,688

a)	Classification and measurement

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs, except those measured at amortized cost for financial assets that are kept within a business model with the objective of obtaining contractual cash flows that meet the ‘solely payments of principal and interest’ on the principal amount outstanding “SPPI criterion.”

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss, or “FVPL,” amortized cost, or fair value through other comprehensive income “FVOCI.”

The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent SPPI criterion.

The evaluation of the Company’s business models was carried out from the date of initial application on January 1, 2018 and retrospectively applied to financial assets that were not derecognized before January 1, 2018. The assessment of whether cash flows contractual debt instruments are solely composed of principal and interest were made based on the facts and circumstances as in the initial recognition of the assets. This category includes trade accounts receivable, cash and cash equivalents, restricted cash, receivables from related parties, other financial assets and dividends and interest on shareholders’ equity receivable. No new measurement of financial assets was carried out.

b)	Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

The Company recognizes a provision for expected credit loss for its trade receivable. The simplified standard approach is applied and the expected credit losses for the entire life of the asset are calculated. The Company has established a provisioning matrix that is based on the historical experience of credit loss of each business segment, adjusted for specific prospective factors for the debtors and for the economic environment.

The joint ventures Raízen Energia and Raízen Combustívies adopted an expected loss matrix considering the grouping of customers with similar default characteristics, by sales channel and internal rating. The impact of the adoption of the standard was a loss of R$ 2,680 (R$ 1,340 in the interest in earnings of joint ventures of Cosan S.A.).

c)	Hedge accounting

The Company applied the changes of hedge accounting prospectively. At the date of initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Consistent with previous periods, the Company continued to designate the change in the fair value of the entire forward contract in the Company’s cash flow hedge relationships and, as such, the adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s consolidated financial statements.

According to IAS 39, all gains and losses arising from the Company’s cash flow hedge relationships were eligible to be subsequently reclassified to income. Therefore, after the adoption of IFRS 9, the net cash flow hedge gain or loss was presented under “Other comprehensive income not being reclassified to income.” This amendment applies only prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

ii.	IFRS 15 Revenue from Contracts with Customers

The assets deriving from infrastructure concession assets during the construction period at and contracts with clients at Comgás and CLE, respectively, which were previously accounted as ‘intangible assets’ are now booked as ‘contract asset,’ presented in the statement of financial position in the ‘Other non-current assets.’

The Company has adopted the retrospective method with cumulative transitional effect. In summary, the following adjustments were made to the amounts recognized in the statement of financial position at the date of initial application:

	January 1, 2018
	IAS 18	IFRS 12	Reclassification	IFRS 15
Intangible assets	8,346	180,152	(188,498)	—
Other non-current assets (contract asset)	—	—	188,498	188,498

Additionally, the subsidiary CLE pays fees to the customer in order to obtain a new contract. In most cases, these payments are associated with a volume acquired by the customer and are not capitalized, being recognized as a cost of sales. On December 31, 2018, the incremental costs of obtaining a contract and costs to fulfil a contract was R$ 73,585. In 2017, such fees were recognized as selling expenses when incurred in the amount of R$ 82,941.

4	Segment information

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

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil,petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistic: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

v.

Moove: Production and distribution of lubricants licensed under the Mobil brand in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and European market through the subsidiaries CLE, Stanbridge, TTA, LubrigrupoII, Cosan Lubrificantes S.R.L (“Cosan S.R.L”) and Moove Lubricants under the Comma brand for the European and Asian market and corporate activities (“Moove”).

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation of joint ventures.”

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2018
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	21,296,564	85,793,511	4,497,337	8,695,208	4,381,188	6,988,737	9,273	(111,587,412)	(40,128)	20,034,278
Domestic market(i)	16,271,074	83,350,683	4,497,337	8,695,208	4,242,819	6,689,177	9,273	(104,119,094)	(40,128)	19,596,349
External market(i)	5,025,490	2,442,828	—	—	138,369	299,560	—	(7,468,318)	—	437,929
Net sales	19,798,546	81,960,154	3,243,937	6,840,011	3,449,949	6,584,936	9,165	(105,002,637)	(40,128)	16,843,933
Cost of sales	(18,136,443)	(78,223,747)	(3,074,701)	(4,901,715)	(2,781,084)	(4,465,634)	(11,612)	99,434,891	40,128	(12,119,917)
Gross profit	1,662,103	3,736,407	169,236	1,938,297	668,865	2,119,302	(2,448)	(5,567,746)	—	4,724,016
Selling expenses	(768,831)	(1,378,292)	(128,443)	(613,046)	(393,317)	(12,872)	(4,250)	2,275,566	—	(1,023,485)
General and administrative expenses	(664,690)	(479,848)	(46,400)	(367,670)	(132,336)	(301,698)	(180,130)	1,190,938	—	(981,834)
Other income (expenses), net	570,343	455,250	11,566	763,609	2,391	(65,302)	37,453	(1,037,159)	—	738,151
Equity in earnings of associates	—	(9,953)	—	—	(349)	10,179	2,125,688	9,953	(2,084,045)	51,473
Equity in earnings of joint ventures	22,139	1	—	—	—	—	946,282	(22,140)	—	946,282
Finance results	(318,335)	(445,909)	(7,692)	78,773	(27,279)	(1,208,819)	(453,611)	771,936	—	(1,610,936)
Finance expense	(968,066)	(460,734)	(12,818)	(504,071)	(35,157)	(1,518,156)	(798,507)	1,441,618	6,663	(2,849,228)
Finance Income	583,546	206,718	5,686	581,181	9,928	224,531	223,748	(795,950)	(6,663)	1,032,725
Foreign exchange losses, net	(90,780)	(763,008)	(560)	(93,780)	(26,875)	(668,063)	(766,497)	854,348	—	(1,555,215)
Derivatives	156,965	571,115	—	95,443	24,825	752,869	887,645	(728,080)	—	1,760,782
Income tax (expense)benefit	9,007	(443,136)	(8,221)	(540,995)	(49,439)	(268,440)	98,387	442,350	—	(760,487)

Profit (loss) from continuing operations	511,736	1,434,520	(9,954)	1,258,968	68,536	272,350	2,567,371	(1,936,302)	(2,084,045)	2,083,180

Net income attributable to:
Owners of the Parent	507,580	1,386,362	(9,953)	1,008,191	67,880	54,114	2,562,278	(1,883,989)	(2,717,015)	975,448
Non-controlling interests	4,156	48,158	—	250,777	656	218,236	5,093	(52,314)	632,970	1,107,732

	511,736	1,434,520	(9,953)	1,258,968	68,536	272,350	2,567,371	(1,936,303)	(2,084,045)	2,083,180
Other select data:
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	13,549	(2,414,709)	—	2,061,344
EBITDA	2,968,519	2,514,679	82,099	2,185,707	237,226	3,240,915	2,936,144	(5,565,297)	(2,084,045)	6,515,947
Additions to PP&E, intangible and biological assets	2,573,428	258,066	136,725	531,739	47,346	1,996,746	52,410	(2,968,219)	—	2,628,241
Reconciliation of EBITDA:
Profit (loss) for the year	511,736	1,434,520	(9,954)	1,258,968	68,536	272,350	2,567,371	(1,936,302)	(2,084,045)	2,083,180
Income tax and social contribution	(9,007)	443,136	8,221	540,995	49,439	268,440	(98,387)	(442,350)	—	760,487
Finance results, net	318,335	445,909	7,692	(78,773)	27,279	1,208,819	453,611	(771,936)	—	1,610,936
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	13,549	(2,414,709)	—	2,061,344

EBITDA	2,968,519	2,514,679	82,099	2,185,707	237,226	3,240,915	2,936,144	(5,565,297)	(2,084,045)	6,515,947

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations	Consolidated
Statement of profit or loss:
Gross sales	14,060,676	75,681,280	7,097,156	2,787,145	6,332,656	4,285	(89,741,956)	(34,706)	16,186,536
Domestic market	7,903,059	74,080,815	7,097,156	2,730,321	6,062,622	4,285	(81,983,874)	(34,706)	15,859,678
External market	6,157,617	1,600,465	—	56,824	270,034	—	(7,758,082)	—	326,858
Net sales	13,152,678	72,789,148	5,537,857	—	5,946,349	3,441	(85,941,826)	(34,706)	13,582,463
Cost of sales	(10,907,652)	(68,875,292)	(3,492,375)	(1,545,657)	(4,220,988)	(7,896)	79,782,944	34,706	(9,232,210)
Gross profit	2,245,026	3,913,856	2,045,482	583,865	1,725,361	(4,455)	(6,158,882)	—	4,350,253
Selling expenses	(803,157)	(1,345,847)	(652,901)	(386,705)	(28,846)	(211)	2,149,004	—	(1,068,663)
General and administrative expenses	(618,064)	(455,743)	(344,990)	(94,002)	(285,409)	(210,889)	1,073,807	—	(935,290)
Other income (expense), net	(107,953)	312,187	(26,422)	(3,679)	(3,304)	911,004	(204,234)	—	877,599
Finance results	129	(359,767)	(225,541)	(54,370)	(1,665,842)	(805,746)	359,638	—	(2,751,499)
Finance expense	(905,213)	(251,038)	(623,924)	(46,250)	(1,900,092)	(1,134,580)	1,156,251	331	(3,704,515)
Finance income	681,362	134,904	398,758	17,805	261,661	192,845	(816,266)	(331)	870,738
Foreign exchange losses, net	(54,866)	(105,513)	(11,501)	(7,478)	(127,508)	(53,290)	160,379	—	(199,777)
Derivatives	278,846	(138,120)	11,126	(18,447)	100,097	189,279	(140,726)	—	282,055
Interest in earnings of associates	(54,544)	—	—	(7,665)	4,243	1,112,654	54,544	(1,092,070)	17,162
Interest in earnings of joint ventures	—	—	—	—	—	985,090	—	—	985,090
Income tax expense benefit	(78,937)	(615,806)	(235,972)	(20,141)	(10,215)	(162,027)	694,743	—	(428,355)

Profit (loss) from continuing operations	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297
Total net income attributable to:
Owners of the Company	582,500	1,389,260	364,455	17,303	(79,515)	1,818,468	(1,971,760)	(1,569,690)	551,021
Non-controlling interests	—	59,620	195,201	—	(184,497)	6,952	(59,620)	477,620	495,276

	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297
Other selected data:
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393
EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544
Additions to PP&E, intangible and biological assets	2,226,162	853,975	352,958	48,612	2,045,390	10,498	(3,080,137)	—	2,457,458
Reconciliation of EBITDA:
Profit (loss) for the year	582,500	1,448,880	559,656	17,303	(264,012)	1,825,420	(2,031,380)	(1,092,070)	1,046,297
Income tax and social contribution	78,937	615,806	235,972	20,141	10,215	162,027	(694,743)	—	428,355
Finance result, net	(129)	359,767	225,541	54,370	1,665,842	805,746	(359,638)	—	2,751,499
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	17,053	(2,767,008)	—	1,938,393

EBITDA	2,792,396	3,060,373	1,517,924	174,712	2,753,732	2,810,246	(5,852,769)	(1,092,070)	6,164,544

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2016
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations	Consolidated
Statement of profit or loss:
Goss sales	13,887,406	70,729,562	7,022,449	—	2,530,479	5,496,948	1,176	(84,616,968)	(38,209)	15,012,843
Domestic market	6,859,999	70,729,562	7,022,449	—	2,486,156	5,254,363	1,176	(77,589,561)	(38,209)	14,725,935
External market	7,027,407	—	—	—	44,323	242,585	—	(7,027,407)	—	286,908
Net sales	13,133,737	68,143,047	5,657,246	—	1,883,674	5,014,555	873	(81,276,784)	(38,209)	12,518,139
Cost of sales	(9,967,530)	(64,445,939)	(3,174,134)	—	(1,398,751)	(3,769,147)	(13,667)	74,413,469	38,209	(8,317,490)
Gross profit	3,166,207	3,697,108	2,483,112	—	484,923	1,245,408	(12,794)	(6,863,315)	—	4,200,649
Selling expenses	(732,680)	(1,303,338)	(670,557)	—	(362,045)	(4,649)	(291)	2,036,018	—	(1,037,542)
General and administrative expenses	(567,400)	(447,762)	(332,349)	—	(72,567)	(342,961)	(252,857)	1,015,162	—	(1,000,734)
Other income (expense), net	(15,249)	844,257	(26,437)	—	7,523	(539)	(96,849)	(829,008)	—	(116,302)
Finance results	531,049	(584,487)	(263,169)	—	(77,301)	(1,673,482)	(1,147,709)	53,438	105,885	(3,055,776)
Finance expense	(918,912)	(273,874)	(730,422)	—	(49,102)	(1,951,393)	(1,048,324)	1,192,786	105,885	(3,673,356)
Finance income	653,670	233,453	466,646	—	4,928	302,371	328,973	(887,123)	—	1,102,918
Foreign exchange losses, net	(57,951)	750,939	223,943	—	47,288	76,082	649,796	(692,988)	—	997,109
Derivatives	854,242	(1,295,005)	(223,336)	—	(80,415)	(100,542)	(1,078,154)	440,763	—	(1,482,447)
Interest in earnings of associates	(68,641)	(310)	—	—	(9,755)	8,381	1,066,818	68,951	(1,069,884)	(4,440)
Interest in earnings of joint ventures	—	—	—	—	—	—	1,570,132	—	—	1,570,132
Income tax expense benefit	(658,860)	(673,099)	(369,966)	—	(553)	34,513	310,305	1,331,959	(36,001)	(61,702)

Profit (loss) from continuing operations	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285
Profit from discontinued operation, net of tax	—	—	—	69,261	—	—	(123,386)	—	18,863	(35,262)
Total net income attributable to:
Owners of the Company	1,654,338	1,476,244	514,228	21,664	(29,775)	(206,694)	1,313,369	(3,130,582)	(1,334,988)	277,804
Non-controlling interests	88	56,125	306,406	47,597	—	(526,635)	—	(56,213)	353,851	181,219

	1,654,426	1,532,369	820,634	69,261	(29,775)	(733,329)	1,313,369	(3,186,795)	(981,137)	459,023
Other selected data:
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333
EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096
Additions to PP&E, intangible and biological assets	2,001,509	797,009	438,366	—	41,557	1,699,226	11,356	(2,798,518)	—	2,190,505
Reconciliation of EBITDA:
Profit (loss) for the year	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285
Income tax and social contribution	658,860	673,099	369,966	—	553	(34,513)	(310,305)	(1,331,959)	36,001	61,702
Finance result, net	(531,049)	584,487	263,169	—	77,301	1,673,482	1,147,709	(53,438)	(105,885)	3,055,776
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333

EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2018
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	282,572	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	4,144,751
Investments in associates	—	(266)	266	—	13,799	44,001	13,111,569	—	(12,790,850)	378,519
Investments in joint ventures	567,785	266	—	—	—	—	8,077,907	(568,051)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,739)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,279,593	1,191,627	7,493,882	7,434	(6,149,333)	—	16,972,536
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payable	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Lease	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Total assets	32,783,857	17,690,095	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(57,001,080)	(14,449,228)	56,360,716

Equity attributable to owners of the Company	11,632,885	1,533,603	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(16,222,513)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—
Property, plant and equipment	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)
Lease	—	—	—	—	(944,138)	—	—	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511

Equity attributable to owners of the Company	12,073,314	4,888,966	3,688,494	701,535	2,211,005	15,330,321	(16,962,280)	(15,892,598)	6,038,757
Non-controlling interests	(963)	232,641	850,595	—	5,812,583	376	(231,678)	4,357,102	11,020,656

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

4.1	Net sales by segment

	December 31, 2018	December 31, 2017	December 31, 2016
Reported segment
Raízen Energia
Ethanol	8,569,437	6,550,652	6,480,409
Sugar	3,670,749	5,377,351	5,794,771
Diesel	3,314,377	—	—
Cogeneration	2,836,658	884,300	520,468
Gas	758,572	—	—
Other	648,753	340,375	338,089

	19,798,546	13,152,678	13,133,737
Raízen Combustíveis
Fuels	84,031,837	72,789,148	68,143,047
Other	1,172,254	—	—

	85,204,091	72,789,148	68,143,047
Comgás
Industrial	4,411,737	3,494,396	3,640,921
Residential	986,073	849,723	793,335
Commercial	387,069	320,049	238,390
Cogeneration	315,925	229,716	216,032
Automotive	262,813	224,203	205,986
Thermogeneration	—	—	116,419
Construction revenue	415,753	351,193	339,025
Other	60,641	68,577	107,138

	6,840,011	5,537,857	5,657,246
Moove
Finished goods	3,096,658	1,876,935	1,642,899
Basic oil	317,878	220,515	219,092
Services	35,413	32,072	21,683

	3,449,949	2,129,522	1,883,674
Logistic
North operations	4,913,436	4,439,766	3,651,455
South operations	1,412,300	1,283,085	1,097,700
Container operations	259,200	223,498	265,400

	6,584,936	5,946,349	5,014,555
Reconciliation
Cosan Corporate	9,165	3,441	873

Deconsolidated of joint ventures and eliminations	(105,042,765)	(85,976,532)	(81,314,993)

Total	16,843,933	13,582,463	12,518,139

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

4.2	Information on geographical area

	Net sales			Non-current assets
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017
Brazil	14,729,253	12,988,974	11,837,757	3,345,639	4,009,212
Europe(i)	1,836,739	538,148	576,662	451,039	287,933
Latin America(ii)	157,287	52,932	74,746	22,866	—
North America	55,549	14	7,247	107,352	—
Asia and Other	65,105	2,395	21,727	—	—

Total	16,843,933	13,582,463	12,518,139	3,926,896	4,297,145

Main	countries:
i.	England, France, Spain and Portugal; and
ii.	Argentina, Bolivia, Uruguay and Paraguay

4.3	Major Customers

The majority of Rumo’s transports and port elevation is for the agricultural commodities industry, especially corn, sugar, soy and derivatives thereof. Rumo’s major clients are export companies participating in this market. In the fiscal year ended December 31, 2018, 2017 and 2016, the six major clients accounted for 48.02%, 52.5% and 51.6%, respectively.

No customers or specific group represented 10% or more of net sales for the periods presented in other segments.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

5	Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	December 31, 2018	December 31, 2017
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	1,600,590	1,852,114
Marketable securities	5.2	4,202,835	3,853,343
Derivative financial instruments	5.9	2,548,857	1,162,213

		8,352,282	6,867,670
Amortized cost[i]
Cash and cash equivalents	5.1	2,021,208	—
Trade receivables	5.3	1,588,192	—
Restricted cash	5.2	115,124	—
Receivables from related parties	5.4	135,070	—
Dividends receivable		27,320	—

		3,886,914	—
Loans and receivables
Cash and cash equivalents	5.1	—	2,703,063
Trade receivables	5.3	—	1,322,420
Restricted cash	5.2	—	225,634
Receivables from related parties	5.4	—	199,814
Other financial assets		—	1,340,000
Dividends receivable		—	13,466

		—	5,804,397
Total		12,239,196	12,672,067

Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	10,005,187	13,858,709
Leases	5.6	553,350	944,138
Real state credit certificates		—	86,745
Trade payables	5.7	1,923,920	2,433,995
Other financial liabilities		455,702	382,702
Payables to related parties	5.4	355,971	328,263
Dividends payable		187,415	191,478
Tax installments—REFIS	12	216,984	229,745
Trade payables—Corporate operation / Agreements		—	210,476
Preferred shareholders payable in subsidiaries	5.8	1,097,490	1,442,679

		14,796,019	20,108,930
Fair value through profit or loss
Loans, borrowings and debentures	5.5	12,569,126	7,830,237
Contingent consideration	5.8	64,969	116,542
Derivative financial instruments	5.9	25,714	115,085

		12,659,809	8,061,864
		27,455,828	28,170,794

[i]	Due to the transition method chosen, comparative information has not been restated to reflect the new requirements.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The effect and policy of initially applying IFRS 9 on the Company’s financial instruments is described in Note 3.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

5.1	Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value.

	December 31, 2018	December 31, 2017
Cash and bank accounts	111,410	53,525
Savings account	1,335,774	2,115,562
Financial Investments	2,174,614	2,386,090

	3,621,798	4,555,177

Financial investments are composed as follows:

	December 31, 2018	December 31, 2017
Investment fund
Repurchase agreements	1,179,503	1,474,509
Bank certificate of deposits—CDB	421,087	377,605

	1,600,590	1,852,114

Bank investments
Repurchase agreements	—	153,461
Bank certificate of deposits—CDB	571,840	374,651
Other	2,184	5,864

	574,024	533,976

	2,174,614	2,386,090

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in 2018 (100% of CDI in 2017) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in note 21.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

5.2	Marketable securities and restricted cash

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	December 31, 2018	December 31, 2017
Marketable securities
Government security(i)	4,144,797	3,640,726
Bank certificate of deposit—CDB	58,038	212,617

	4,202,835	3,853,343

Restricted cash
Investments linked to loans	31,254	93,251
Securities pledged as collateral	83,870	132,383

	115,124	225,634

i.	Sovereign debt securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC.”

5.3	Trade receivables

Accounting policy

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

To measure the expected credit losses and trade receivables have been grouped based on shared credit risk characteristics and overdue. The provision allowance for doubtful accounts is recorded in selling expense.

The expected loss rates are based on the corresponding historical credit losses experienced within this period. The historical loss rates may be adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The Company has identified the interest rate implicit in the contract to be the most relevant factor, and accordingly adjusts the historical loss rates based on expected changes in this factor.

	December 31, 2018	December 31, 2017
Domestic – Brazilian Reais	1,609,421	1,388,837
Export – Foreign currency	104,355	54,635

	1,713,776	1,443,472
Allowance for doubtful accounts	(125,584)	(121,052)

	1,588,192	1,322,420
Current	1,545,643	1,277,766

Non-current	42,549	44,654

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The ageing of trade receivables is as follows:

	December 31, 2018	December 31, 2017
Not overdue	1,382,193	1,033,076
Overdue:
From 1 to 30 days	116,665	160,654
From 31 to 60 days	27,649	26,881
From 61 to 90 days	20,734	64,947
More than 90 days	166,535	157,914
Allowance for doubtful accounts	(125,584)	(121,052)

	1,588,192	1,322,420

Changes in the allowance for doubtful accounts are as follows:

At January 1, 2017	(90,286)
Provision/reversal	(30,766)

At December 31, 2017	(121,052)
Provision/reversal	(4,532)

At December 31, 2018	(125,584)

5.4 Related parties

Accounting policy

Sales and purchases involving related parties are made at regular market prices. The outstanding balances at year-end are not guaranteed nor subject to interest, and they are settled in cash. There were no guarantees given or received regarding any accounts receivable or payable involving related parties. In the year ended December 31, 2018, the Company did not account for any impairment of trade receivable related to amounts owed by related parties.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Receivables from and payables to related parties:

	December 31, 2018	December 31, 2017
Current Asset
Corporate operation / Agreements
Raízen Energia(i)	38,205	22,283
Raízen Combustíveis(i)	6,263	6,094
Aguassanta Participações S.A.	29	17
Other	183	1,665

	44,680	30,059
Non-current assets
Preferred shares
Raízen Energia(i)	37,470	87,969
Raízen Combustíveis(i)	27,523	18,086
Janus Brasil Participações S.A	—	30,423

	64,993	136,478
Financial operations
Rezende Barbosa(ii)	23,144	31,444
Other	2,253	1,833

	25,397	33,277

Total assets	90,390	169,755

Current liabilities
Corporate operations / agreements
Raízen Energia(i)	215,582	198,198
Raízen Combustíveis(i)	136,779	128,189
Other	3,610	1,876

Total liabilities	355,971	328,263

i.

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A..

ii.	The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries in 2009. These receivables are secured by Cosan S.A. shares.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Related party transactions:

	December 31, 2018	December 31, 2017	December 31, 2016

Product sales
Raízen Energia	304,648	411,443	416,507
Raízen Combustíveis	188,895	154,104	135,581
Other	15,117	8,381	—

	508,660	573,928	552,088
Purchase of goods / inputs
Raízen Energia	(3,672)	(1,347)	(1,703)
Raízen Combustíveis	(1,205,231)	(1,006,515)	(817,198)

	(1,208,903)	(1,007,862)	(818,901)
Discontinued operation
Raízen Energia	—	—	57,007

	—	—	57,007
Shared income (expense)
Raízen Energia	(73,105)	(70,914)	(72,597)

	(73,105)	(70,914)	(72,597)
Finance result
Usina Santa Luiza S.A.	(241)	(378)	(180)
Raízen Energia	4,100	7,727	2,441
Other	2,879	3	(8)

	6,738	7,352	2,253

Total	(766,610)	(497,496)	(280,150)

c)	Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	December 31, 2018	December 31, 2017	December 31, 2016

Short-term benefits to officers and directors	86,810	76,976	146,469
Post-employment benefits	476	934	918
Other long-term benefits	547	664	533
Benefits from termination of employment contract	1,193	635	2,367
Stock option expense	11,423	63,658	11,621

	100,449	142,867	161,908

5.5	Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Financial guarantee contracts issued by the Company are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

i.	the amount of the obligation under the contract; and

ii.	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

	Interest
Description	Index	Annual interest rate	December 31, 2018	December 31, 2017	Maturity	Objective
With guarantee
BNDES	URTJLP	9.08%	2,584,347	2,270,055	Dec-29	Expansion project
	Fixed	5.31%	1,055,281	1,281,416	Feb-25	Expansion project
	TJ462	9.87%	316,854	485,807	Oct-20	Investment
	Selic	8.32%	152,562	221,222	Oct-20	Investment
	Selic	8.49%	63,852	66,794	Jun-23	Investment
	TJLP	9.06%	107,731	120,573	Jun-23	Investment
	Selic	13.65%	3,930	4,075	Sep-20	Expansion project
	Fixed	3.75%	2,261	2,695	Jan-24	Expansion project
	IPCA	11.69%	2,211	2,840	Nov-21	Expansion project
EIB	U.S.$	3.88%	89,003	127,190	Jun-20	Investment
	U.S.$	2.94%	54,508	70,611	Sep-20	Investment
	U.S.$ + LIBOR	3.43%	115,581	138,778	May-21	Investment
	U.S.$ + LIBOR	3.18%	130,402	149,386	Sep-21	Investment
FINEP	Fixed	5.00%	93,309	93,058	Nov-22	Investment

			4,771,832	5,034,500
Without guarantee
Foreign loans	GBP + Libor	4.22%	363,250	312,642	Dec-22	Acquisition
	GBP + Libor	2.43%	199,794	157,432	Nov-20	Acquisition
NCE	112% of CDI	7.18%	—	59,858	Dec-18	Exportation
	126% of CDI	8.13%	514,817	—	Dec-23	Exportation
	CDI + 3.50%	10.11%	—	294,968	Dec-18	Exportation
	125% of CDI	8.06%	646,024	644,766	Dec-23	Exportation
Perpetual Notes	U.S.$	8.25%	1,961,819	1,674,847	—	Acquisition
Resolution 4.131	U.S.$	4.79%	39,738	68,305	Oct-20	Working capital
	U.S.$ + Libor	3.75%	156,387	50,868	Feb-20	Working capital
	U.S.$	2.40%	—	415,762	Mar-18	Working capital
	U.S.$	3.67%	292,172	—	May-23	Working capital
	U.S.$	4.34%	41,033	—	Nov-19	Working capital
	U.S.$	3.35%	209,987	—	Nov-22	Working capital
Senior Notes Due 2018	Fixed	9.50%	—	168,052	Mar-18	Acquisition
Senior Notes Due 2023	U.S.$	5.00%	409,590	339,665	Mar-23	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	3,061,566	2,570,622	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	2,022,793	1,664,850	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	1,997,394	—	Jan-25	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	2,977,721	2,530,443	Jan-27	Acquisition
Trade banks	CDI + 4.91% p.a.	12.14%	—	98,117	Jun-18	Working capital
	Fixed U.S.$	5.33%	15,499	95,040	Jun-19	Working capital

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	Interest
Description	Index	Annual interest rate	December 31, 2018	December 31, 2017	Maturity	Objective
Working capital	CDI + 2.80% p.a.	9.88%	—	391,693	Dec-18	Working capital
	CDI + 2.95% p.a.	10.04%	—	286,463	Dec-18	Working capital
	CDI + 0.31% p.m.	10.93%	—	1,117	Jan-18	Working capital
	CDI + 0.33% p.m.	11.20%	—	3,345	Mar-18	Working capital
	120% of CDI	7.74%	30,828	21,221	Aug-20	Working capital
	120.85% of CDI	7.77%	—	10,440	Sep-18	Working capital
	120.75% of CDI	7.77%	—	20,879	Sep-18	Working capital
	125% of CDI	8.06%	5,018	—	Dec-19	Working capital
	122% of CDI	7.86%	15,402	—	Feb-19	Working capital
Bank overdrafts	125.5% of CDI	8.08%	—	94	Feb-19	Working capital
Prepayment	U.S.$+Libor	3.81%	11,706	10,039	Apr-19	Working capital
Non-convertible debentures	CDI + 2.05% p.a.	8.57%	—	152,573	—	Working capital
	CDI + 3.50% p.a.	10.11%	—	1,359,125	—	Working capital
	IGPM + 6.10%	14.61%	228,010	—	May-28	Working capital
	IPCA + 5.10%	9.40%	—	363,894	—	Working capital
	IPCA + 5.57%	9.47%	203,613	197,923	Sep-20	Working capital
	IPCA + 7.14%	11.09%	305,894	293,312	Dec-20	Working capital
	IPCA + 7.48%	11.45%	275,014	263,701	Dec-22	Working capital
	IPCA + 7.36%	11.32%	90,656	86,927	Dec-25	Working capital
	IPCA + 5.87%	9.78%	767,638	726,827	Dec-23	Working capital
	IPCA + 4.33%	8.18%	414,583	396,328	Oct-24	Working capital
	108 % of CDI	6.92%	—	171,515	—	Working capital
	Fixed	13.13%	—	163,750	—	Working capital
	128 % of CDI	8.26%	501,064	499,576	Dec-25	Working capital
	CDI + 0.90%	7.36%	43,471	87,467	Sep-19	Working capital

			17,802,481	16,654,446

Total			22,574,313	21,688,946

Current			2,115,305	3,903,392

Non-current			20,459,008	17,785,554

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The Company used the annual average rate of the CDI of 6.40% and long-term interest rate (“TJLP”) of 6.98%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2018	December 31, 2017

13 to 24 months	2,113,502	2,087,933
25 to 36 months	1,310,790	2,188,717
37 to 48 months	1,201,227	1,334,529
49 to 60 months	2,429,146	1,051,146
61 to 72 months	5,783,465	1,762,197
73 to 84 months	2,332,961	4,914,452
85 to 96 months	475,964	429,244
Thereafter	4,811,953	4,017,336

	20,459,008	17,785,554

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2018	December 31, 2017

Reais (R$)	8,424,373	11,312,466
Dollar (U.S.$)	13,586,897	9,906,406
Pound (GBP)	563,043	470,074

	22,574,313	21,688,946

At December 31, 2018, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 5.9). For the 5th Issuance of debentures denominated in R$ of the Comgás subsidiary, a derivative operation was carried out in which its future cash flow was protected, and the IPCA interest rate risk was changed by percentage of the CDI.

Below are the movements that occurred for the year ended December 31, 2018:

At January 1, 2017	18,338,497
Raised	6,248,712
Repayment of principal on loans, borrowings and debentures	(3,839,633)
Payment of interest on loans, borrowings and debentures	(1,602,034)
Interest, exchange rate and fair value	2,543,404

At December 31, 2017	21,688,946
Raised	3,761,058
Repayment of principal on loans, borrowings and debentures	(5,342,670)
Payment of interest on loans, borrowings and debentures	(1,465,666)
Interest, exchange rate and fair value	3,932,645

At December 31, 2018	22,574,313

a)	Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On December 31, 2018, the balance of bank guarantees contracted was R$ 1,195,048 and R$ 2,475,175 with an average cost of 0.96% p.a. and 2.32% p.a., respectively (R$ 1,509,889 and R$ 1,183,208 as of December 31, 2017).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Available credit line

As of December 31, 2018, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$ 2,108,824 (R$ 21,325 on December 31, 2017).

As of December 31, 2018, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$ 501,000 (R$ 501,000 on December 31, 2017).

The use of these credit lines is subject to certain contractual conditions.

c)	Financial Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debit	Triggers	Ratios
Debenture 3rd issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
Debenture 4th issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
Debenture 5th Issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 6th Issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
Debenture 7th Issue	Net onerous debt / EBITDA can not exceed 4.00	0.71
Senior Notes 2027	Pro forma(i) net debt / EBITDA not higher than or equal to 3.5	2.4
BNDES	Net Financial Debt / EBITDA <= 4.0x in December 31, 2018	2.06
BNDES	EBITDA / Consolidated Finance Result> = 1.40x in December, 2018	2.68

(i)	Included joint ventures.

For the other Loans, borrowings and debentures of the Company there are no financial clauses.

As at December 31, 2018, the Company and its subsidiaries were in compliance with all debt financial covenants.

d)	Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 21.

5.6	Leases

Accounting policy

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

a)	Finance lease liabilities

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

(In thousands of Brazilian Reais—R$ unless otherwise stated)

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

b)	Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease (Note 18). Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

a)	Finance lease liabilities are payable as follows:

	December 31, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease	176,169	422,421	165,838	764,428	1,250,860
Rolling stock	150,241	348,111	101,790	600,142	1,060,759
Terminal	23,400	73,637	64,048	161,085	184,484
Other	2,528	673	—	3,201	5,617
Interest	(55,678)	(128,941)	(26,459)	(211,078)	(306,722)
Rolling stock	(44,284)	(98,797)	(16,567)	(159,648)	(241,509)
Terminal	(11,152)	(30,099)	(9,892)	(51,143)	(64,528)
Other	(242)	(45)	—	(287)	(685)

Present value of minimum lease payments	120,491	293,480	139,379	553,350	944,138

Current				120,491	261,344

Non-current				432,859	682,794

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as general market price index, or IGP-M, and Brazilian consumer price index, or IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as financial lease.

Below are the movements that occurred for the year ended December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
At the beginning of the year	944,138	1,397,543
Interest, exchange rate and fair value	144,763	178,139
Payment of principal	(384,752)	(348,114)
Payment of interest	(150,799)	(283,430)

At the end of the year	553,350	944,138

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Operating leases

At December 31, 2018 and 2017, the future minimum lease payments under non-cancellable operating leases are as follows:

	December 31, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotive	678	509	—	1,187	1,695
Rail car	8,925	24,332	866	34,123	38,449
Other	2,491	8,390	3,496	14,377	16,058

	12,094	33,231	4,362	49,687	56,202

5.7	Trade payables

Accounting policy

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	December 31, 2018	December 31, 2017

Natural gas suppliers	838,105	1,563,930
Materials and service suppliers	1,073,227	1,162,496
Fuels and lubricants suppliers	1,367	1,814
Judicial deposits	—	(294,976)
Other	11,221	731

	1,923,920	2,433,995

Comgás, a subsidiary of the Company, has entered into natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”) and Gas Brasiliano Distribuidora S.A. (“Gas Brasiliano”) which contain the following conditions:

i.	Contract with Petrobras entered into in January 2008 and due to expire in December 2021 providing for the delivery of 4.22 million m³/day of Brazilian-sourced natural gas (“Firme Nacional”).

ii.	Contract with Petrobras entered into in June 1999 and due to expire in June 2021 providing for the delivery of 8.10 million m³/day of Bolivian-sourced natural gas (“TCQ”).

iii.

Gas contract entered into as part of the Priority Thermoelectric Program (“PTP”) with Petrobras for the supply of 0.3 million m³/day to Ingredion Brasil Ingredientes Industriais Ltda., due to expire on March 31, 2023.

iv.

Contract with Gas Brasiliano entered into in April 2008 and due to expire on March 26, 2019 with a contracted average monthly volume of 0.760 million m³ and contracted annual volume of 9.12 million m³.

The contracts for the supply of natural gas, Firme Nacional and TCQ contracts have prices made up of two components: one indexed to a basket of fuel oils in the international market and readjusted on a quarterly basis; and another adjusted annually based on local and/or U.S. inflation rates. Both contracts are indexed to the U.S. dollar.

Amendments to the Firme Nacional and TCQ contracts came into force on November 14, 2018. These amendments extend that maturities of each of the Firme Nacional and TCQ contracts until December 2021.

The abovementioned amendments required the settlement of an aggregate amount of R$ 995,951 (the portion related to the interest on the principal amount was reversed in the amount the R$ 177,423 in the financial results), a balance in dispute between the parties which was generated from January 2014 to October 2015 as a result of the difference between (i) the price charged in the TCQ gas supply agreement between Comgás and Petrobras and (ii) the price charged in the Firme Nacional contract between Petrobras and Gas Brasiliano. The judicial deposit in the updated gross amount of R$ 396,559 was also was collected (the amount of R$ 101,583 related to the monetary variation on the judicial deposit was recorded in the financial result).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The impacts of the closing of the legal disputes with Petrobras in relation to the cost of gas are shown in: (i) the reduction of the balance of suppliers in the statement of financial position in the amount of R$ 995,951, and (ii) the reversal of the financial and income tax and social contributions in the consolidated statement of profit or loss of the year in the amount of R$ 67,071.

5.8	Preferred shareholders payable in subsidiaries

Accounting policy

Financial liabilities are measured at amortized cost, taking into account the outstanding balance of the initial contribution, increased by interest on the principal, less dividends paid.

On June 27, 2014, the subsidiary Cosan S.A. performed a corporate reorganization and created the subsidiary Cosan Investimentos e Participações S.A. (“CIP”), to optimize its capital structure and improve its debt profile. A contribution of R$ 2,000,000 was received through two non-voting preferred shares—Fundo de Investimentos em Participações Multisetoriais Plus II (“FIP Multisetorial”) and Razac Fundo de Investimentos em Participações (“FIP Razac”). CIP received from Cosan a 50% interest in the joint ventures, Raízen Energia and Raízen Combustíveis, and the commitments contributed were debentures and working capital financing.

The shareholders’ agreement has exit clauses, in which the Company may repurchase these interests and for the reason was recorded a financial liability and amount of R$ 2,000,000 plus interest minus dividends from Joint Ventures considered as repayments.

The Company will be required to pay investors if they exercise the option to sell the investment in 2021.

5.9 Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

i.	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or

ii.	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains / (losses).

The fair values of derivative financial instruments designated in hedge relationships are disclosed below. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140% (80% — 125% until December 31, 2017).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Exchange rate derivatives
Forward agreements	907,832	494,302	1,719	(457)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,114,926	2,446,369	394,497	330,712
Swap agreements (exchange and interest rate)	11,896,908	7,217,792	2,126,927	716,873

	14,011,834	9,664,161	2,521,424	1,047,585
Total financial instruments			2,523,143	1,047,128

Assets			2,548,857	1,162,213

Liabilities			(25,714)	(115,085)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt(i)	Derivative(ii)	Total
At January 01, 2017	(1,534,072)	146,697	(1,387,375)
Initial measurement	(2,461,836)	—	(2,461,836)
Interest amortization	173,186	49,653	222,839
Fair value	(395,499)	162,356	(233,143)

At December 31, 2017	(4,218,221)	358,706	(3,859,515)
Initial measurement	(3,478,165)	—	(3,478,165)
Principal amortization	364,491	(37,956)	326,535
Interest amortization	409,277	35,033	444,310
Fair value	(1,541,898)	988,806	(553,092)

At December 31, 2018	(8,464,516)	1,344,589	(7,119,927)

(i)	Loans, borrowings and debentures (Note 5.5).
(ii)	Derivative financial instruments.

5.10	Recognized fair value measurements

Accounting policy

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

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Board.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the treasury assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of Company’s policy, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Board. When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: inputs represent unadjusted quoted prices for identical instruments exchanged in active markets.

•

Level 2: inputs include directly or indirectly observable inputs (other than Level 1inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in securities, derivative contracts and bonds.

•

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Specific valuation techniques used to value financial instruments include:

i.	the use of quoted market prices;

ii.

the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices;

iii.	for other financial instruments we analyze discounted cash flow.

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	December 31, 2018	December 31, 2017
Senior Notes 2018	Cosan S.A.	—	100.37%
Senior Notes 2023	Cosan S.A.	96.86%	101.54%
Senior Notes 2024	Rumo Luxembourg	104.27%	107.86%
Senior Notes 2024	Cosan Limited	98.55%	102.79%
Senior Notes 2025	Rumo Luxembourg	94.94%	—
Senior Notes 2027	Cosan S.A.	101.15%	108.14%
Perpetual Notes	Cosan S.A.	101.21%	102.83%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		December 31, 2018		December 31, 2017
	Note	December 31, 2018	December 31, 2017	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	1,600,590	1,852,114	1,600,590	—	1,852,114	—
Marketable securities	5.2	4,202,835	3,853,343	4,202,835	—	3,853,343	—
Derivative financial instruments	5.9	2,548,857	1,162,213	2,548,857	—	1,162,213	—

Total		8,352,282	6,867,670	8,352,282	—	6,867,670	—

Liabilities
Loans, borrowings and debentures	5.5	(12,569,126)	(7,830,237)	(12,569,126)	—	(7,830,237)	—
Contingent consideration(i)		(64,969)	(116,542)	—	(64,969)	—	(116,542)
Derivative financial instruments	5.9	(25,714)	(115,085)	(25,714)	—	(115,085)	—

Total		(12,659,809)	(8,061,864)	(12,594,840)	(64,969)	(7,945,322)	(116,542)

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

The following table presents the changes in level 3 items:

At January 01, 2017	166,807
Repayment of principal	(50,265)

At December 31, 2017	116,542
Repayment of principal	(52,240)
Interest and exchange variation	667

At December 31, 2018	64,969

6	Other current tax receivables

Accounting policy

Current tax assets primarily include (i) tax effects which are recognized in the consolidated statement of profit or loss when the asset is sold to a third-party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

	December 31, 2018	December 31, 2017
COFINS—Revenue tax(i)	646,135	278,512
ICMS—State VAT	575,494	477,160
ICMS CIAP—State VAT	183,845	214,745
PIS—Revenue tax(i)	169,460	73,214
Credit installment	40,261	38,926
Other	32,496	23,673

	1,647,691	1,106,230
Current	796,199	327,410

Non-Current	851,492	778,820

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

i.

On March 15, 2017, in case that sets a judicial precedent, the Federal Supreme Court (Supremo Tribunal Federal) or “STF,” granted Extraordinary Appeal 574,706 against a decision that required the inclusion of ICMS in the calculation of the tax base of PIS and COFINS.

Accordingly, based on the STF’s decision, the subsidiary Comgás and Rumo recognized certain credits deriving from PIS and COFINS contributions in the amount of R$ 188,216 and R$ 11,054, respectively, partially as deductions of revenues and partially as other revenues. For Comgás, PIS and COFINS credits are taken into consideration in the regulator’s accounting system and will be reversed in favor of concession users through tariff revisions or annual readjustments once the decision is final and unappealable pursuant to CSPE Regulation 399/2006 and applicable legislation. In addition to the credits recognized by the STF decision, the subsidiary Comgás has a contingent asset in an amount of approximately R$ 569,000 (taking into account amounts from July 2008) arising from a judicial proceeding which has not yet been decided.

The subsidiary CLE obtained a final and unappealable decision on June 15, 2018 with regards to the period from 2001 onwards as a result of which it recognized an amount of R$ 232,013. Pursuant to a contract between the subsidiaries Cosan S.A. and CLE, the amount of R$ 200,866 accrued between September 2001 and February 2017 is due to Cosan S.A whereas amounts accruing from March 2017 (totalling R$ 31,148) are due to the subsidiary CLE.

In summary, the Company recognized on a consolidated basis the amount of R$ 431,283 (R$ 139,013 recorded as deduction of gross sales, R$ 199,027 in other income, and R$ 93,243 for the finance results). As this is a transaction with no cash effect, an amount of R$ 338,040 was adjusted in the cash flow as “Recovering tax credits,” recorded in “other income (expenses), net,” and an amount of R$ 93,243 as “Interest on other receivables.”

7	Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value (net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale). Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated based on normal operating capacity. Costs are assigned to individual items of inventory based on weighted average costs.

Appropriate allowance is made for risks associated with holding and selling inventories due to obsolescence. Inventories are written down further when their net realizable value falls below cost.

	December 31, 2018	December 31, 2017
Finished goods	389,896	298,860
Raw material for construction process	45,397	53,213
Fuels and lubricants	6,224	4,207
Spare parts and accessories	224,005	244,256
Warehouse and others	50,768	62,525

	716,290	663,061

8	Investments in associates

8.1	Investments in subsidiaries and associates

Accounting policy

a)	Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

b)	Associates

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Cosan’s subsidiaries are listed below:

	December 31, 2018	December 31, 2017
Directly owned subsidiaries
Cosan Logística S.A.	72.50%	72.53%
Cosan S.A.	60.25%	58.21%
Interest of Cosan S.A. in its subsidiaries
Moove Lubricants Limited(vi)	100.00%	100.00%
Comgás(ii)	80.12%	79.87%
Cosan Biomassa S.A.(i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited(vi)	100.00%	100.00%
Airport Energy Limited(vi)	100.00%	100.00%
Airport Energy Services Limited(vi)	100.00%	100.00%
Wessesx Petroleum Limited(vi)	100.00%	100.00%
Stanbridge Group Limited(vi)	100.00%	100.00%
TTA(iii)	75.00%	—
Cosan Lubrificantes S.R.L(iii)	100.00%	—
LubrigrupoII(iii)	100.00%	—
Metrolube(iii)	100.00%	—
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.(i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US. Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.(i)	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Payly Soluções de Pagamento S.A.(iv)	100.00%	—
Rumo S.A.	1.71%	1.71%
Interest of Cosan Logística in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.33%
Boswells S.A.	28.47%	28.47%
Brado Holding S.A.(v)	—	28.47%
ALL Serviços Ltda.(v)	—	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%
PGT S.A.(v)	—	28.47%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

i.

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 75,275 as of December 31, 2018, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.

ii.

As of June 30, 2018, the Company increased its interest, in Comgás to 80.12% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 25, 2018, of the subsidiary Comgás. As a consequence, a loss in shareholders’ equity was recognized in the total amount of R$ 7,888.

iii.	Acquisition of control / Company formation in the Moove segment as described in the note 1.

iv.	Subsidiary established on August 1, 2018 to start the new business “e-wallet.”

v.

As mentioned in Note 1, the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. (“ALL Serviços Ltda.”) by “Rumo.” In addition, the incorporation of PGT S.A. by ALL Armazéns Gerais Ltda..

vi.

The United Kingdom’s withdrawal from the European Union is scheduled to become effective on March 29, 2019, but there is still uncertainty as to whether the withdrawal agreement reached with the European Union, or a variation thereof, will be approved by the United Kingdom parliament.

Set out below are the associates as at December 31, 2018 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Usina Santa Luiza S.A.	28,553,200	9,516,782	33.33%	33.33%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Novvi Limited Liability Company	1,011,000	202,200	20.00%	20.00%

	At January 1, 2018	Interest in earnings (losses) of subsidiaries	Other comprehensive income (losses)	Dividends	Increase/ reduction of capital	At December 31, 2018
Tellus Brasil Participações S.A.	98,723	5,618	—	(3,232)	—	101,109
Novvi Limited Liability Company	11,756	(524)	2,217	—	—	13,449
Janus Brasil Participações S.A.	51,426	9,142	—	(4,386)	37,639	93,821
Radar Propriedades Agrícolas S.A	57,532	2,528	202	(678)	—	59,584
Radar II Propriedades Agrícolas S.A	31,126	1,634	42	(566)	—	32,236
Usina Santa Luiza S.A.	4,389	22,987	—	—	1,833	29,209
Other	46,390	10,088	741	(8,108)	—	49,111

	301,342	51,473	3,202	(16,970)	39,472	378,519

	At January 1, 2017	Interest in earnings (losses) of subsidiaries	Other comprehensive income (losses)	Dividends	Increase/ reduction of capital	Assumption of assets and liabilities	At December 31, 2017
Tellus Brasil Participações S.A.	97,002	4,972	—	(3,251)	—	—	98,723
Novvi Limited Liability Company	18,838	(7,665)	583	—	—	—	11,756
Janus Brasil Participações S.A.	33,998	3,014	3,181	(1,840)	13,073	—	51,426
Radar Propriedades Agrícolas S.A	55,148	3,128	232	(976)	—	—	57,532
Radar II Propriedades Agrícolas S.A	30,537	1,704	46	(1,161)	—	—	31,126
Usina Santa Luiza S.A.	—	8,979	—	—	1,433	(6,023)	4,389
Other	51,424	3,030	—	(9,002)	—	938	46,390

	286,947	17,162	4,042	(16,230)	14,506	(5,085)	301,342

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Financial information of associates:

	December 31, 2018				December 31, 2017
	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year	Assets	Liabilities	Shareholders’ equity	Profit or (loss) in the year
Radar Propriedades Agrícolas S.A.	2,240,694	(302,946)	1,937,748	100,628	2,362,536	(63,915)	(2,298,621)	125,441
Radar II Propriedades Agrícolas S.A.	829,739	(18)	829,721	54,509	1,026,024	(53)	(1,025,971)	56,197
Novvi Limited Liability Company	81,729	(6,255)	75,474	11,750	42,739	(7,095)	(35,644)	(24,415)
Tellus Brasil Participações Ltda	172,895	(214,712)	(41,817)	(34,637)	2,029,201	(99,135)	(1,930,066)	97,044
Usina Santa Luiza S.A.	110,629	(22,993)	(87,636)	(74,467)	37,218	(24,050)	(13,168)	(5,625)
Janus Brasil Participações S.A.	1,981,825	(142,347)	1,839,478	133,134	1,753,327	(162,531)	(1,590,796)	116,357

8.2	Non-controlling interests in subsidiaries

Accounting policy

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Comgás	132,023,251	26,243,394	19.88%
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,088,431,798	69.82%
Brado Logística e Participações S.A.	12,962,963	4,897,407	37.78%
Rumo Malha Norte S.A.	1,189,412,363	5,709,179	0.48%
Cosan S.A.	407,904,353	156,000,696	38.24%
Cosan Logística	463,224,241	127,324,097	27.49%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

	At January 1, 2018	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	New standards adopted by Company	Business combination	Other	At December 31, 2018
Cosan S.A.	3,795,050	632,964	(448,538)	(17,456)	(216,702)	(3,381)	—	24,027	3,765,964
Cosan Logística	607,284	20,538	404	875	—	(77)	—	1,309	630,333
Comgás	850,595	250,774	12,287	(6,418)	(118,945)	(1,280)	—	345	987,358
Rumo	5,732,763	197,616	—	7,999	(2,742)	—	—	(6,485)	5,929,151
Logispot Armazéns Agrícolas S.A.	34,588	90	—	—	(22)	—	—	—	34,656
Other	376	5,750	—	(795)	(5,039)	—	7,199	—	7,491

	11,020,656	1,107,732	(435,847)	(15,795)	(343,450)	(4,738)	7,199	19,196	11,354,953

	At January 1, 2017	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Other	At December 31, 2017
Cosan S.A.	3,343,719	499,455	148,465	66,612	(274,177)	—	10,976	3,795,050
Cosan Logística	424,784	(21,840)	(6,026)	124	—	209,786	456	607,284
Comgás	1,826,733	195,206	(753,019)	(3,130)	(428,603)	—	13,408	850,595
Rumo	4,105,962	(182,997)	(33,281)	999	(5,049)	1,843,176	3,953	5,732,763
Logispot Armazéns Agrícolas S.A.	36,088	(1,500)	—	—	—	—	—	34,588
Other	—	6,952	—	—	(19,395)	—	12,819	376

	9,737,286	495,276	(643,861)	64,605	(727,224)	2,052,962	41,612	11,020,656

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Summarized statement of financial position:

	Comgás		Cosan S.A.		Cosan Logística		Rumo
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Current
Assets	3,223,524	3,292,492	2,076,250	2,439,746	7,147	7,112	297,823	581,296
Liabilities	(1,915,211)	(3,126,675)	(927,622)	(1,074,408)	(1,806)	(3,625)	(365,275)	(585,226)

Net current assets	1,308,313	165,817	1,148,628	1,365,338	5,341	3,487	(67,452)	(3,930)
Non-current
Assets	8,836,357	9,104,142	16,190,848	14,154,927	2,286,503	2,207,520	10,928,252	10,239,474
Liabilities	(4,981,805)	(4,730,870)	(7,410,761)	(6,073,595)	—	—	(2,832,600)	(2,484,084)

Net non-current assets	3,854,552	4,373,272	8,780,087	8,081,332	2,286,503	2,207,520	8,095,652	7,755,390
Equity	5,162,865	4,539,089	9,928,715	9,446,670	2,291,844	2,211,007	8,028,200	7,751,460

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A.			Cosan Logística
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Profit before taxes	1,662,663	1,606,191	754,717	74,643	(78,218)	(206,412)
Income tax expenses	(10,342)	(290,867)	357,425	—	(1,297)	(282)
Profit (loss) from discontinued operation	—	—	(76,057)	—	—	—
Profit for the year	1,652,321	1,315,324	1,036,085	74,643	(79,515)	(206,694)

Other comprehensive income (loss)	(40,348)	179,645	(111,232)	3,194	394	1,276

Total comprehensive income	1,611,973	1,494,969	924,853	77,837	(79,121)	(205,418)

Comprehensive income attributable to non-controlling interests	616,490	622,254	348,764	21,395	(21,707)	(56,515)
Dividends paid	(446,295)	(376,679)	(866,834)	—	—	—
	Comgás			Rumo
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Net sales	6,840,011	5,537,857	5,657,246	645,088	734,840	40,759
Profit before taxes	1,799,963	795,629	1,312,517	285,887	(293,290)	(1,137,856)
Income tax expenses	(540,995)	(235,972)	(411,418)	(21,530)	32,483	74,626
Profit for the year	1,258,968	559,657	901,099	264,357	(260,807)	(1,063,230)

Other comprehensive income (loss)	(32,300)	(15,585)	(56,012)	11,182	1,383	4,746

Total comprehensive income	1,226,668	544,072	845,087	275,539	(259,424)	(1,058,484)

Comprehensive income attributable to non-controlling interests	243,835	109,501	315,555	192,368	(185,566)	(758,192)
Dividends paid	756,767	1,121,407	(1,369,456)	—	—	—

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Summarized statements of cash flows:

	Cosan S.A.			Cosan Logística
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Net cash generated by (used in) operating activities	1,114,880	98,643	(415,565)	(2,688)	(3,481)	(3,992)
Net cash generated by (used in) investing activities	1,097,236	1,126,170	2,032,424	382	(748,482)	(757,768)
Net cash provided by (used in) financing activities	(1,428,044)	(2,147,738)	(1,280,978)	2,584	753,853	587,915

Increase (decrease) in cash and cash equivalents	784,072	(922,925)	335,881	278	1,890	(173,845)
Cash and cash equivalents at the beginning of year	144,005	1,066,930	731,049	1,905	15	173,860

Effect of exchange rate fluctuations on cash held	—	—	—	—	—	—

Cash and cash equivalents at the end of year	928,077	144,005	1,066,930	2,183	1,905	15

	Comgás			Rumo
	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2018	December 31, 2017	December 31, 2016
Net cash generated by (used in) operating activities	1,573,171	1,637,103	2,087,724	166,085	(529,337)	558,205
Net cash generated by (used in) investing activities	(1,121,605)	(634,776)	(637,013)	32,164	(1,434,807)	(761,601)
Net cash provided by (used in) financing activities	(1,576,470)	(1,383,142)	(1,310,018)	(198,584)	1,962,035	202,912

Increase (decrease) in cash and cash equivalents	(1,124,904)	(380,815)	140,693	(335)	(2,109)	(484)
Cash and cash equivalents at the beginning of year	1,727,520	2,108,336	1,967,643	930	3,039	3,523

Effect of exchange rate fluctuations on cash held	—	—	—	—	—	—

Cash and cash equivalents at the end of year	602,616	1,727,521	2,108,336	595	930	3,039

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

9	Investments in joint ventures

Accounting policy

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies.

Cosan holds joint-control of Raízen Combustíveis and Raízen Energia by virtue of its 50% equity interest in both companies and the requirement of unanimous consent of all shareholders on the decisions related to significant activities. Investments were classified as jointly-owned subsidiaries and, therefore, the equity method is used for all periods presented in these consolidated financial statements.

The agreements of joint-control require the unanimous consent of all parties for all relevant activities. The two partners have direct rights over the assets of the company and are jointly and severally accountable for the liabilities incurred by the partnership.

Changes to investments in joint ventures were as follows:

	Raízen Combustível	Raízen Combustível	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

At January 1, 2017	3,190,821	5,315,574	8,506,395
Interest in earnings of joint ventures	694,015	291,075	985,090
Other comprehensive (losses) income	(5,349)	209,412	204,063
Interest on capital	(42,000)	—	(42,000)
Dividends	(651,500)	(554,249)	(1,205,749)

At December 31, 2017	3,185,987	5,261,812	8,447,799
Interest in earnings of joint ventures	693,226	253,056	946,282
Other comprehensive (losses) income	8,358	(54,881)	(46,523)
Interest on capital	(88,200)	—	(88,200)
Changes in the accounting polices adopted by the Company	(1,258)	(82)	(1,340)
Dividends	(693,500)	(486,611)	(1,180,111)

At December 31, 2018	3,104,613	4,973,294	8,077,907

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the tax amnesty and refinancing program (Programa de Refinanciamento), or “REFIS,” recorded in “Other taxes payable.” Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of U.S.$ 350,000 thousand, which was unused at December 31, 2018.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

10	Property, plant and equipment, intangible assets and goodwill

Accounting policy

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period (except for Logistic and Comgás that consider the remaining period of their concession contracts) and carried forward in perpetuity without considering a real growth rate (except for Moove that consider growth rate of the final value of 3.75% from 2028). Management uses periods greater than five years in the preparation of discounted cash flows considering that reflects the estimated time of use of the asset and business groups.

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

Assumptions used in discounted cash flow projections—estimates of future business performance, cash generation, long term growth and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible changes in a key assumption would cause impairment. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated as explained in the Note 10.2.

10.1	Property, plant and equipment

Accounting policy

a)	Recognition and measurement

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

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives, recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.33% to 8%
Permanent railways	4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed annually and adjusted prospectively. During the fiscal year ended December 31, 2017, the subsidiary Rumo conducted a useful life review of a group of approximately 200 locomotives allocated to the logistics segment. Locomotives comprise individual components with different useful lives, and the review resulted in a reduction of useful lives of some components to reflect the time that the subsidiary Rumo intends to use those components through its economic life. The new useful life was applied starting from January 1st, 2018.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Reconciliation of carrying amount

	Consolidated
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives(ii)	Permanent railways(i)	Construction in progress	Other	Total
Cost
At January 1, 2017	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	38	5,911	14,835	3,729	2,171,507	1,296	2,197,316
Business combinations(iii)	—	2,867	—	—	—	17,736	20,603
Disposals	(2,239)	(106,088)	(125,206)	(3,695)	25,350	(10,066)	(221,944)
Transfers	28,859	255,398	935,497	661,226	(1,919,335)	5,249	(33,106)

At December 31, 2017	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	565	8,702	42,031	—	2,181,586	9,662	2,242,546
Business combinations(iii)	—	—	—	—	—	5,699	5,699
Disposals	(4,183)	(25,421)	(189,143)	—	(1,538)	(43,155)	(263,440)
Transfers	155,699	173,251	560,265	991,023	(2,114,281)	78,624	(155,419)
Effect of exchange rate fluctuations	21,251	14,640	—	—	2,259	9,361	47,511

At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779

Depreciation
At January 1, 2017	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(41,343)	(135,580)	(643,683)	(395,677)	—	(16,700)	(1,232,983)
Disposals	234	93,592	99,753	749	—	5,066	199,394
Transfers	(497)	(14,413)	40,576	(12,621)	—	12,802	25,847

At December 31, 2017	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(52,925)	(116,002)	(655,745)	(467,634)	—	(28,423)	(1,320,729)
Disposals	3,518	25,054	186,557	—	—	37,458	252,587
Transfers	(1,058)	2,609	4,933	33,343	—	(20,905)	18,922
Impairment	—	—	(33,808)	(22,896)	(10,842)	(4,186)	(71,732)
Effect of exchange rate fluctuations	(3,197)	(10,724)	—	—	—	(5,777)	(19,698)

At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)

At December 31, 2017	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

i.	Leasehold improvements and finance leases included.
ii.	On December 31, 2018, wagons and locomotives in the amount of R$ 745,203 (R$ 743,203 on December 31, 2017) were placed on bail to guarantee bank loans (Note 5.5).
iii.	Property, plant and equipment acquired on the acquisition of the full control of the companies as detailed in Note 1.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

10.2	Intangible assets and goodwill

Accounting policy

a)	Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations (see Note 1). Goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination.

b)	Concession rights agreement

The subsidiary Comgás has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset.

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

Accordingly with IFRIC 12 and IFRS 15, concession infrastructure assets of the Comgás during the construction period, previously recorded as intangible in progress, must be classified as contract assets (note 3.3).

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

c)	Customer relationships

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

d)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

e)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

f)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

g)	Research costs

Development costs for future products and other internally generated intangible assets are capitalized at cost, provided manufacture of the products is likely to bring the Cosan an economic benefit. If the criteria for recognition as assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.

Capitalized development costs include all direct and indirect costs that are directly attributable to the development process. The costs are amortized using the straight-line method from the start of production over the expected life cycle of the models developed.

Amortization recognized during the year is allocated to the relevant functions in the income statement.

	Consolidated
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At January 1, 2017	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	361,946	—	—	65,813	47,433	475,192
Business combinations(i)	136,626	—	—	—	—	(4,221)	132,405
Disposals	—	(182,339)	—	—	(11,554)	(2,232)	(196,125)
Transfers	—	341,154	—	—	(11,696)	9,299	338,757

At December 31, 2017	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	412,053	—	—	77,931	76,642	566,626
Business combinations(i)	(6,878)	—	—	—	136,626	32,936	162,684
Disposals	—	(131,263)	—	(228,270)	(402,266)	(66,808)	(828,607)
Transfers	—	14,102	—	—	(74,632)	11,049	(49,481)
Transfer - contract assets - in progress	—	435,477	—	—	—	—	435,477
Adoption of IFRS 15 (Note 3.3)	—	(653,332)	—	—	—	—	(653,332)
Effect of exchange rate fluctuations	38,227	—	—	13,673	15,817	11,002	78,719

At December 31, 2018	883,234	17,510,304	435,624	37,877	742,863	491,769	20,101,671

Depreciation
At January 1, 2017	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(490,025)	(11,740)	(22,827)	(127,584)	(52,266)	(704,442)
Disposals	—	143,331	—	—	8,132	4,218	155,681
Transfers	—	(337,983)	—	—	721	(35)	(337,297)

At December 31, 2017	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(472,939)	(11,740)	(22,827)	(105,773)	(62,285)	(675,564)
Disposals	—	94,133	—	228,270	400,679	65,971	789,053
Transfers	—	(360)	—	—	179,636	397	179,673
Impairment	—	—	—	—	—	(750)	(750)
Effect of exchange rate fluctuations	—	—	—	—	(1,735)	(3,837)	(5,572)

At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)

At December 31, 2017	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

At December 31, 2018	883,234	15,126,481	211,268	37,877	428,244	285,432	16,972,536

(i)

The goodwill of the acquisitions, according to Note 1, is composed by: a) Stanbridge from R$ 31,726; b) TTA from R$ 23,618; c) LubrigrupoII from R$ 6,856; and d) Metrolube from R$ 67,548. Additionally, goodwill from the acquisition of Stanbridge (preliminarily allocated at the acquisition date in November 2017) was allocated to Customer relationships in 2018, in the amount of R$ 136,626.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization—%	December 31, 2018	December 31, 2017
Comgás(i)	Concession term	8,225,270	8,197,514
Concession rights—Rumo(ii)	Concession term	7,119,068	7,231,096

		15,344,338	15,428,610
Operating license for port terminal(iii)	4.00%	211,268	223,008
Trademarks:
Mobil	10.00%	—	22,827
Comma	—	37,877	24,204

		37,877	47,031
Customers relationship:
Comgás	20.00%	149,890	174,459
Moove	6.00%	278,354	27,502

		428,244	201,961
Other
Software license	20.00%	168,892	167,520
Other		116,538	53,595

		285,430	221,115
Total		16,307,157	16,121,725

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

b)	Impairment testing of cash-generating units (“CGU”) goodwill

i.	Cosan Logística

The Subsidiary annually tests the recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purposes of impairment analysis, the concession contracts were defined as cash-generating units, each registered in an individual company. The basis for evaluation and annual testing is September 30.

During the year ended December 31, 2018, we did not identify impairment indicators, so that no impairment test was required for fixed assets and intangible assets with a defined useful life, except for the cash generating unit represented by the Rumo Malha Oeste S.A. concession, which shows negative results and low cash generation.

The recoverable amount for the fixed assets of this cash-generating unit was determined using the discounted cash flow methodology of the cash-generating unit.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

The main assumptions used were (i) EBITDA projected for the cash generating unit, without volume growth transported, within the remaining period of the concession, and (ii) the discount rate (WACC) of 8.28% per annum, before taxes. The calculation resulted in a recoverable amount of R$ 82,995, compared to a book value of R$ 155,443, which includes property, plant and equipment and intangible assets. A provision for impairment of R$ 72,448 was recorded for this cash-generating unit, allocated in proportion to the property, plant and equipment, as a contra-entry to “Other income (expenses) net,” note 19.

The balance of goodwill recorded by the Company is associated with the port loading operation and terminals, so that this cash-generating unit needs to be tested annually.

The recoverable amount of this cash-generating unit was determined by the net sales value of the unit, using the technique of EBITDA multiples, a technique considered level 3 in the hierarchy of fair value estimates.

The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological, and economic conditions in force at the time this recovery is tested and, therefore, it is not possible to determine whether new losses by recovery will occur in the future and, if they occur, whether these would be material.

ii.	Cosan S.A.

The combined carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	December 31, 2018	December 31, 2017
Moove cash generating unit	782,740	751,391
Cosan cash-generating unit other business	43	43

Total goodwill	782,783	751,434

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

The main assumptions used mainly consider the expectation of growth of the operations based on the Gross Domestic Product segmented by country, as well as considering the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectation of the price of sales of commodities, using discount rates that reflect specific business-related risks.

All these future cash flows were discounted at a rate of 9.3% (weighted-average cost of capital) and a growth rate of the final value of 3.75% from 2028 reflecting specific risks related to the relevant assets in its cash generating unit.

An increase of 6.3 percentage points in the discount rate should change so that the estimated recoverable amount is equal to the book value. The U.S. dollar has an impact on projections and, therefore, a fluctuation of in exchange rate would have an effect on the estimate.

As of December 31, 2018, no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological and economic conditions in place at the time that such recovery is tested, and therefore, it is not possible to determine whether new reduction losses of recovery will occur in the future and, if they occur, whether these would be material.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

11	Concessions payable

Accounting policy

Concessions represent arrangements between a public sector grantor and the subsidiary Rumo to operate a rail network consisting of four concessions that extend over approximately 12,000 kilometers of railway lines. Revenue from providing the service is received directly from the customers, through to logistic service.

The concession right generally means that the Rumo has an exclusive right to provide the service under the concession for a given period, after which the infrastructure assigned to the concession and required to provide the service is returned to the concession grantor, generally for no consideration. The concession arrangement must provide for the management or operation of the infrastructure. Another common feature is the existence of obligations to acquire or construct all the items required to provide the concession service over the concession term.

These concessions right is initially recognized with an intangible at cost (see Note 10.2), with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

	December 31, 2018			December 31, 2017
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	31,546	29,215	60,761	65,550
Rumo Malha Paulista	26,316	19,576	45,892	48,139

	57,862	48,791	106,653	113,689
Court discussion
Rumo Malha Paulista	1,695,770	—	1,695,770	1,535,470
Rumo Malha Oeste	1,324,853	81,292	1,406,145	1,284,175

	3,020,623	81,292	3,101,915	2,819,645
Total	3,078,485	130,083	3,208,568	2,933,334

Current			28,797	27,413

Non-current			3,179,771	2,905,921

Court Discussion:

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, Rumo Malha Paulista S.A. (“Rumo Malha Paulista”) filed an interlocutory injunction and subsequently Declaratory Action before the 21st Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as provided in the bidding documents.

Rumo Malha Paulista required an injunction to suspend payment of installments due of the concession and lease agreements and to offset the credit balance resulting from labor amounts paid by Rumo with the amount charged by the Brazilian Government. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease payment was deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits with a bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based on clauses 7 and 10 of the bidding documents.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

Rumo Malha Oeste S.A. (“Rumo Malha Oeste”) also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender—additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills—LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, with the amounts involved and certain related aspects still to be determined. In December 2015, the replacements of guarantee letters presented by Rumo were replaced with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and must still be offset against the company’s right to be reimbursed.

Judicial deposits at December 31, 2018 concerning the above claims totaled:

	December 31, 2018	December 31, 2017
Rumo Paulista	119,806	119,806
Rumo Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

11.1	Commitments

a)	Commitments for the acquisition of assets and regulatory targets

The balance of this account is considered as an asset or liability in accordance with the chart of accounts of the Regulatory. However, this account is excluded from the financial statements prepared in accordance with accounting practices adopted in Brazil and also IFRS, since the respective balance is not recorded as an asset or a liability, since its realization or settlement depends on future consumption by different consumers of the subsidiary Comgás. Therefore, the balances presented below are not recognized in the financial statements.

Regulatory assets (liabilities):

	December 31, 2018	December 31, 2017
Cost of gas to be recovered/(transferred)	504,175	(174,090)
Credits of taxes to be recovered/(transferred)	(252,816)	(46,807)

	251,359	(220,897)
Expense not recognized in the statement of income before income tax and social contribution	472,256	193,114

Regulatory assets (liabilities)	672,810	243,722
Regulatory assets (liabilities) tax	(127,815)	(12,222)

	544,995	231,500
Adjustment	3,713	(26,119)
Extemporaneous credits	(76,452)	(12,267)

	472,256	193,114

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Commitments with supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$ 13,525,873, which amount includes the minimum established in contract in both commodity and transportation.

12	Other taxes payable

Accounting policy

The Company is subject to different taxes and levies such as municipal, estate and federal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees and income taxes, among other, that represent an expense for the Company. It is also subject to other taxes over its activities that generally do not represent an expense.

	December 31, 2018	December 31, 2017
Tax amnesty and refinancing program—REFIS	216,984	229,745
ICMS—State VAT	96,793	121,550
COFINS—Revenue tax	47,017	146,641
PIS—Revenue tax	7,654	31,563
ISS—Service tax	4,666	7,697
IOF—Financial tax	1,318	4,494
INSS—Social security	7,337	36,601
Other	18,417	2,224

	400,186	580,515

Current	245,587	418,878

Non-Current	154,599	161,637

The amounts due on non-current liabilities present the following maturity schedule:

	Consolidated
	December 31, 2018	December 31, 2017
13 to 24 months	14,658	19,748
25 to 36 months	11,532	16,038
37 to 48 months	11,214	11,204
49 to 60 months	11,214	11,021
61 to 72 months	11,175	11,021
73 to 84 months	8,301	10,580
85 to 96 months	8,301	8,377
Thereafter	78,204	73,648

	154,599	161,637

13	Income tax and social contribution

Accounting policy

The income taxes rate is 34%. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

i.	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

ii.	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss.

The measurement of deferred tax reflects the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority and the same taxable entity.

iii.	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all the taxes will be realized, the tax asset is reversed. There is no deadline for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

iv.	Tax exposure

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

a)	Reconciliation of income and social contribution tax expenses

	Consolidated
	December 31, 2018	December 31, 2017	December 31, 2016
Profit before taxes	2,843,667	1,474,652	555,987
Income tax and social contribution nominal rate (34%)	(966,847)	(501,382)	(189,036)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	339,237	340,766	532,335
Differences in tax rates on earnings / losses of overseas companies	(12,423)	(89,070)	(150,233)
Granted income tax incentive	48,541	74,416	10,098
Share-based payment transactions	(1,363)	(4,022)	(3,950)
Interest on shareholders’ equity	(19,777)	(21,495)	(45,573)
Non-deductible expenses (donations, gifts, etc.)	(14,405)	(52,226)	(28,103)
Tax losses not recorded(i)	(143,999)	(177,824)	(185,089)
Goodwill amortization effect	1,853	1,853	1,853
Tax effects of discounts granted—PERT	218	(4,438)	—
Tax loss carryforwards from previous years recorded	—	(3,554)	—
Other	8,478	8,621	(.4,004)

Income tax and social contribution benefit (expense)—current and deferred	(760,487)	(428,355)	(61,702)

Effective rate—%	26.74	29.05	11.10

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Consolidated
	December 31, 2018	December 31, 2017
Assets credit of:
Income tax loss carry forwards	2,190,068	2,112,707
Social contribution tax loss carry forwards	801,866	772,304
Temporary differences
Foreign exchange—Loans and borrowings	789,220	548,568
Legal proceedings provision	396,577	365,997
Tax deductible goodwill	—	56,276
Impairment provision	241,083	250,236
Provisions for employee benefits	175,178	153,434
Allowance for doubtful accounts	30,327	25,991
Regulatory asset (liability)	59,597	65,318
Impairment of tax credit	74,900	61,324
Share-based payment transactions	5,246	1,602
Profit sharing	51,601	40,195
Interest on preferred shareholders payable in subsidiaries	155,562	218,599
Property, plant and equipment—useful life review	277,925	160,490
Contractual dispute	—	86,482
Other	276,095	316,176

Deferred taxes—Assets	5,525,245	5,235,699
(-) Deferred taxes assets not recognized(i)	(2,104,742)	(1,961,325)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	63,574	110,149
Tax deductible goodwill	(389,679)	(351,262)
Lease	(228,055)	(277,091)
Concession contract	(6,745)	(8,681)
Unrealized gains on derivatives instruments(ii)	(664,841)	(115,503)
Fair value option in loans	57,298	23,855
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,725,546)	(3,741,522)
Other	56,201	(45,513)

Total	(5,972,829)	(5,540,604)

Total of deferred taxes recorded	(2,552,326)	(2,266,230)
Deferred income tax—Assets	1,540,693	1,636,080

Deferred income tax—Liabilities	(4,093,019)	(3,902,310)

(i)

Refers mainly to tax losses and temporary differences, in the amount of R$ 1,395,713 and R$ 680,723, respectively, of Rumo Malha Sul and Rumo Malha Oeste that under current conditions do not have predictability of generating taxable income to justify the accounting of assets referred to income tax and social contribution.

(ii)

The subsidiary Comgás changed the regime for the taxation of foreign exchange variation of the loans and financing from cash basis to accrual accounting for fiscal year 2018, therefore the deferred taxes on gains of income not realized with derivatives, started to be presented as deferred tax liability. Previously they were offset by the losses of the exchange variation of loans and financing.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

c)	Changes in deferred tax

Consolidated
At January 1, 2017	(2,060,563)
Recorded through income	(426,341)
Property, plant and equipment—useful life review	132,503
Other comprehensive income	8,201
Tax loss carryforwards used to settle other tax installments	3,555
Tax loss carryforwards over change of shareholding interest in subsidiary	60,583
Other(i)	15,832

At December 31, 2017	(2,266,230)
Recorded through income	(295,620)
Other comprehensive income	27,977
Tax loss carryforwards used to settle other tax installments	(2,114)
Business combination	(24,164)
Other(i)	7,825

At December 31, 2018	(2,552,326)

(i)	Exchange variation effect due to the conversion of offshore investments.

The Company expects to realize the full deferred tax on tax losses and social contribution.

14	Provision for legal proceedings

Accounting policy

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

Provisions for legal proceedings resulting from business combinations are estimated at fair value in the acquisition time.

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at December 31, 2018 and 2017 in respect of:

	Provision for legal proceedings		Judicial deposit
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Tax	534,131	501,247	460,484	371,703
Civil, environmental and regulatory	362,725	375,561	199,526	196,026
Labor	466,312	471,349	218,797	198,378

	1,363,168	1,348,157	878,807	766,107

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2017	479,532	344,048	444,984	1,268,564
Provisions	15,821	77,535	140,445	233,801
Settlement / Write-offs	(14,047)	(45,305)	(148,204)	(207,556)
Monetary variation(i)	19,941	(717)	34,124	53,348
At December 31, 2017	501,247	375,561	471,349	1,348,157
Provisions	20,325	48,660	97,427	166,412
Settlement / Write-offs	(22,024)	(76,083)	(134,336)	(232,443)
Transfers	7,178	(7,178)	—	—
Monetary variation(i)	27,405	21,765	31,872	81,042

At December 31, 2018	534,131	362,725	466,312	1,363,168

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	December 31, 2018	December 31, 2017
Compensation with FINSOCIAL(i)	286,929	280,158
INSS—Social security(ii)	80,134	65,149
State VAT—ICMS credit(iii)	72,941	99,423
IPI—Excise tax credit—NT	28,931	678
Federal income taxs	1,589	1,521
PIS and COFINS	171	2,051

Other	63,436	52,267

	534,131	501,247

(i)

During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. The offsetting of these taxes remains under discussion at the administrative level. No judicial deposits were made.

(ii)

The amounts that have been provisioned are mainly related to social security contributions levied on company´s earnings, pursuant to Article 22-A of the 8.212/91 Law, which are being challenged on the grounds of constitutionality. Judicial deposits have been made monthly for the corresponding amounts.

(iii)

The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool; and (c) assessment notice related to the ICMS offset arising from the fact that the forward presumed profit is bigger than the consummated profit, under tributary substitution regime.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues:

As of December 31, 2018, R$ 199,526 in judicial deposits were made for civil and environmental claims, and this figure was R$ 196,026 as of December 31, 2017. Company and its subsidiaries are also parties to a number of regulatory legal proceedings related to (i) collection of fines by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT;” (ii) discussions on the tariff ceiling imposed by the ANTT; and (iii) certain other matters.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	December 31, 2018	December 31, 2017
Civil	3,258,113	2,865,572
Labor	990,913	1,061,910
Regulatory	699,301	606,133
Environmental	460,911	378,462

	5,409,238	4,912,077

Tax:

	December 31, 2018	December 31, 2017
Federal income taxes(i)	3,372,743	2,766,174
ICMS—State VAT(ii)	2,684,248	2,652,709
PIS and COFINS—Revenue taxes(iii)	1,408,519	838,343
IRRF—Withholding tax(iv)	982,134	914,545
Goodwill Rumo(v)	529,788	512,120
IPI—Excise tax credit—NT(vi)	490,500	523,121
Penalties related to tax positions(vii)	449,039	429,249
MP 470—Tax installments(viii)	297,902	290,389
Foreign financial operation(ix)	290,220	280,414
INSS—Social security and other(x)	260,712	556,252
Compensation with IPI—IN 67/98(xi)	134,642	132,270
Stock option(xii)	67,991	65,776
Financial transactions tax on loan	52,585	51,330
Compensation credit award	43,121	41,350
Social security contributions	4,121	45,985
Other	417,598	902,698

	11,485,863	11,002,725

(i)	The Company, and its controlled companies, received assessment notices based on the following:
a)	Tax benefits that arose from the deduction of goodwill amortization;

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)

Exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation;

c)	The subsidiary Comgás was known of the no recognition of the offsetting procedures made in 2015, using income taxes credits (“IRPJ”);
d)	Isolated fine of 50%, resulting from non-homologation of compensations; and
e)

Tax assessments that require IRPJ and social contributions (“CSLL”) related to: (i) Malha Norte Goodwill: Tax assessment notices drawn up for the collection of IRPJ and CSLL, cumulated with interest for late payment and fines and isolated. In the opinion of the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S/A and Novoeste Brasil S/A.; (ii) GIF, TPG and Teaçu: tax assessment notices issued for the collection of IRPJ and CSLL, plus a fine and default interest, as well as an isolated fine, for the following reasons: Deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S/A; Deduction, of the actual profit and the basis of calculation of CSLL, of the amount corresponding to the amortization of the goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo Logística S/A; and (iii) Labor provisions: In 2009, under the assumption that the Company would have excluded from the calculation of the actual profit and the adjusted basis of calculation of CSLL labor provisions. According to the tax authorities, the write-off of labor provisions was made by the Company without the individualization of the proceedings (provisions and reversals), which would impact on the tax calculation. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules regarding the addition and exclusion of provisions in the determination of IRPJ and CSLL.

(ii)	In summary, these demands relate basically:

•	Tax assessments issued against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and industrial tolling services partnership;

•

ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale or purchase the goods, which after the operation, had their tax registrations cancelled;

•	Disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business;

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	ICMS related to the tax war caused by tax benefits granted composed by all States representatives;

•

The subsidiary CLE has been discussing the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” (deposit of 10% of ICMS tax exempted by the use of tax benefits) on the industrialization and commercialization of lube oils, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under Law No. 7,248/2016, regulated by State Decree No. 45,810/2016. Judicial deposits have been made for the corresponding amounts;

•	ICMS exemption in the transportation of goods for exportation;

•

Assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

•

Tax assessment notice issued by the São Paulo State Treasury Department, against Rumo Malha Paulista, covering the period from February 2011 to July 2015, with the indication of infractions for alleged lack of payment of ICMS on railroad services for export and ICMS credits accrual considered undue.

(iii)

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

(iv)	The subsidiary CLE received an assessment notice related to the withholding income tax on an alleged capital gain arising from the acquisition of assets of foreign companies.

The subsidiary Comgás received an assessment notice related to the withholding income tax on an alleged capital gain of a former shareholder due to contractual arrangements.

Rumo Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

(v)

Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(vi)

Legal demands related to the SRF Normative Instruction no. 67/98 that allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997 and fiscal requirement, at the exit of lubricating grease, of product immune to the collection of IPI, because it is derived from petroleum.

(vii)

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

(In thousands of Brazilian Reais—R$ unless otherwise stated)

(viii)

The Tax Authority partially rejected the Company requests for payment of its federal tax debts, pursuant to provisional measure n. 470 (MP 470), on the ground that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.

(ix)

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

A favorable decision in the Administrative Tax Appeals Council (Conselho Administrativo de Recursos Fiscais), or “CARF,” may change its classification for remote losses.

(x)

The legal proceeding related to INSS payment involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity; and (c) requirement of social security contribution on stock purchase through stock option plans.

(xi)

SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding. The subsidiary CLE has requirement of IPI, at restricting the constitutional immunity, because the lubricating oil is derived from petroleum.

(xii)

Tax assessments issued against the Rumo for the collection of social security contributions (20% on the amount paid) of amounts related to the Stock Option Plan granted to employees, managers and third parties. The main reason for the assessment is the alleged remunerative nature.

Labor:

In 2010, Prumo Engenharia Ltda. (“Prumo Engenharia”), a company that provided services to ALL—América Latina Logística SA (“ALL”), was accused of incurring irregular labor practices during the execution of an engineering service for the Company’s indirect subsidiary, Rumo Malha Paulista. Although Prumo Engenharia assumed full responsibility for the condition of the workers in question, Rumo Malha Paulista was improperly included, in the Rumo S.A.’s view, in the register of employers of the Ministry of Labor, being granted a preliminary injunction determining the exclusion of said registration until the final and unappealable decision of the judicial process, which is processed in the secrecy of justice.

The Public Prosecutor’s Office also filed a public civil action against the Malha Paulista, without the inclusion of Prumo in the case, demanding payment of compensation for collective damages in the amount of R$ 100,000 (among other commitments), partially adjudicated proceeding condemning the Rumo S.A. in obligations of doing and not doing, as, in collective moral damages of R$ 28,900. In addition to demonstrating that the Rumo S.A. did not participate in the practice of irregularities, Rumo S.A. understands that the suit should be filed against Prumo, which is discussed in appeal. The risk of loss is considered possible and the case is awaiting decision of the Superior Labor Court.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

15	Shareholders’ equity

a)	Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 13.

At December 31, 2018, Cosan Limited’s share capital is composed of the following:

	Class A	%	Class B1 shares	%
Shareholders—Common shares
Controlling group	19,514,418	11.20	96,332,044	100.00
Renaissance Technologies LLC	6,288,299	3.60	—	—
M&G Investment Management Limited	5,651,331	3.20	—	—
Eastspring Investments (Singapore) Limited	3,963,068	2.30	—	—
Free Float	112,926,552	64.80	—	—

Total shares outstanding	148,343,668	85.10	96,332,044	100.00

Treasury shares	26,011,673	14.90	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2018, the capital authorized is U.S.$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value US$ 0.01 each and 188,886,360 Class B Shares or par value U.S.$ 0.01 each. The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

b)	Treasury shares

The Company holds 26,011,673 Class A treasury shares as of December 31, 2018 (27,488,204 as of December 31, 2017) with a market value of U.S.$ 8.80 per share as of December 31, 2018 (U.S.$ 9.70 per share as of December 31, 2017).

On December 22, 2017 the Company finished its tender offer to purchase own shares, and 22,025,248 common shares was bought for U.S.$ 9.65 per share. The transaction generated a cash outflow, as shown in the financing activity of statement of cash flow, in the amount of U.S.$ 212,544 thousand or R$ 707,770.

On December 31, 2018, the amount of 1,476,531 treasury shares was delivered to the beneficiaries of the Stock-Grant Plan – Equity-settled – Cosan Limited.

c)	Dividends

Accounting policy

Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from its subsidiaries.

On May 16, 2018, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A.. The dividends were paid to shareholders for the fiscal year ended December 31, 2017 totaling R$ 69,622 or U.S.$ 20,000, corresponding to R$ 0,2861 or U.S.$ 0,0822 per common share without withholding income tax.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

d)	Other comprehensive (loss) income

	December 31, 2017	Comprehensive (loss) income	December 31, 2018
Foreign currency translation effect	(372,343)	(161,574)	(533,917)
Gain on cash flow hedge in joint ventures and subsidiaries	14,610	6,883	21,493
Actuarial loss on defined benefit plan	(44,937)	(54,309)	(99,246)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	244	1,085

Total	(386,829)	(208,756)	(595,585)

Attributable to:
Owners of the Company	(394,212)	(192,961)	(587,173)
Non-controlling interests	7,383	(15,795)	(8,412)

	December 31, 2016	Comprehensive (loss) income	December 31, 2017

Foreign currency translation effect	(322,258)	(50,085)	(372,343)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	204,611	14,610
Actuarial loss on defined benefit plan	(29,017)	(15,920)	(44,937)
Financial instruments with subsidiaries	6,000	9,000	15,000
Change in fair values of financial assets	(2,618)	3,459	841

Total	(537,894)	151,065	(386,829)

Attributable to:
Owners of the Company	(480,454)	86,242	(394,212)
Non-controlling interests	(57,440)	64,823	7,383

16	Earnings per share

Accounting policy

a)	Basic earnings per share

Basic earnings per share is calculated by dividing:

i.	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares; and

ii.

by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements (share-based payment) in ordinary shares issued during the year and excluding treasury shares (Note 15).

b)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

i.	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

ii.	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

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

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2018		December 31, 2017		December 31, 2016
Profit attributable from continued operation to ordinary equity holders for basic earnings		975,448		551,021		325,132
Loss attributable from discontinued operation to ordinary equity holders for basic earnings		—		—		(47,328)
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(2,882)		(1,352)		(3,096)
Dilutive effect of subsidiary’s stock option plan—discontinued operation		—		—		200
Dilutive effect of put option		—		—		(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		972,566		549,669		306,435
Loss from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution		—		—		(47,128)

Basic number of shares outstanding—In thousands of shares		244,065		262,999		264,691
Effect of dilution:
Dilutive effect of stock option plan		10,061		5,553		—

Diluted number of shares outstanding—In thousands of shares		254,126		268,552		264,691
Basic earnings (loss) per share from:
Continuing operations	R$	3.997	R$	2.095	R$	1.2283
Discontinuing operations	R$	0.000	R$	0.000	(R$	0.1788)

	R$ 3.997		R$ 2.095		R$ 1.050
Diluted earnings (loss) per share from:
Continuing operations	R$	3.827	R$	2.047	R$	1.1577
Discontinuing operations	R$	0.000	R$	0.000	(R$	0.1780)

	R$ 3.8271		R$ 2.0468		R$ 0.9797

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

For the year ended December 31, 2018, 3,264 share options indirect subsidiary Brado were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the year ended December 31, 2018, 656,000 shares related to the share repurchase plan of subsidiary Cosan S.A. have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

17	Revenue

Accounting policy

The Company recognizes revenues from the following main sources:

i.	Sale of products

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma, as well as the production and distribution of biomass pellets. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

The Company recognizes sales revenues upon delivery to the customer as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price be allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately.

Trade incentives, including cash incentives, discounts and volume rebates, and free or discounted goods or services, are accounted for as a reduction of revenue.

Discounts, rebates, credits, price concessions, performance bonuses and similar incentives are treated as variable consideration and included in the transaction price at the company’s best estimate, and is included in revenue to the extent that it is highly probable that there will be no significant reversal of the cumulative amount of revenue when any pricing uncertainty is resolved.

ii.	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. The fair value and selling prices of individual services are broadly similar.

iii.	Billed revenue

The company provides gas distribution services through the subsidiary Comgás. Fair value and service selling prices are conveniently released and recognized when its value is measured reliably, recognized as having no result at the same volume as those delivered to customers based on the monthly measurements performed.

iv.	Unbilled revenue

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

v.	Services rendered

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

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

vi.	Deferred revenue

Consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

vii.	Infrastructure concessions

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

The provision of infrastructure construction services is recognized in accordance with IFRS 15, against a contract asset.

The following is an analysis of the Company’s revenue for the year from continuing operations:

	December 31, 2018	December 31, 2017	December 31, 2016
Gross revenue from sales of products and services	19,618,525	15,835,343	14,673,819
Construction revenue	415,753	351,193	339,025
Indirect taxes and deductions	(3,190,345)	(2,604,073)	(2,494,705)

Net sales	16,843,933	13,582,463	12,518,139

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2018	December 31, 2017	December 31, 2016
At a point in time
Comgás—Gas distribution	6,363,614	5,118,087	5,211,082
Moove—Lubricants and basic oil	3,414,536	2,097,450	1,861,991
Other	69,808	72,018	108,012

	9,847,958	7,287,555	7,181,085
Over time
Logistic—Transportation	5,715,450	4,993,849	3,960,800
Logistic—Port Elevation	303,800	330,800	308,300
Comgás—Construction revenue	415,753	351,193	339,025
Other services	601,099	653,771	767,138

	7,036,102	6,329,613	5,375,263
Elimination	(40,127)	(34,705)	(38,209)

Total of net sales	16,843,933	13,582,463	12,518,139

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

18	Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Raw materials and consumables used	(7,245,378)	(4,757,593)	(4,320,833)
Construction cost	(415,753)	(351,193)	(339,025)
Employee benefit expense	(2,006,400)	(1,985,230)	(1,934,690)
Selling expenses	(30,139)	(82,941)	(72,683)
Transportation expenses	(1,674,771)	(1,533,050)	(1,394,544)
Leases and concessions expenses	(212,081)	(193,252)	(193,637)
Leases expenses	(14,157)	(15,234)	(38,977)
Depreciation and amortization	(1,972,136)	(1,889,525)	(1,697,983)
Other	(554,421)	(428,145)	(363,394)

	(14,125,236)	(11,236,163)	(10,355,766)
Cost of sales	(12,119,917)	(9,232,210)	(8,317,490)
Selling	(1,023,485)	(1,068,663)	(1,037,542)
General and administrative	(981,834)	(935,290)	(1,000,734)

	(14,125,236)	(11,236,163)	(10,355,766)

19	Other income (expenses), net

	December 31, 2018	December 31, 2017	December 31, 2016
Gain on judicial dispute(i)	726,000	—	—
Tax extemporary credits(ii)	199,027	—	—
Revenue from sale of scrap	45,952	41,040	—
Insurance reimbursement income	5,345	22,852	12,794
Gain (loss) from port operations	4,679	(1,028)	—
Rental income	831	2,622	2,889
Gain on compensation claims	—	1,039,966	—
Loss on disposal of non-current assets and intangibles	(959)	(32,558)	(22,961)
Impairment	(72,448)	—	—
Net effect of legal proceedings, recoverable and tax installments	(115,383)	(172,659)	(111,841)
Other	(54,893)	(22,636)	2,817

	738,151	877,599	(116,302)

(i)

The subsidiary Comgás and the supplier Petrobras settled judicial dispute that were not related to the cost of gas. As a result was recognized an indemnification in the net amount of R$ 726,000 (note 5.7).

(ii)	Gain on the recognition of the ICMS base of the PIS and COFINS base (note 6).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

20 Finance results

Accounting policy

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses on financial assets and financial liabilities are reported on a net basis as financial income or financial cost, depending on whether the net foreign currency fluctuations result in a gain or loss position.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Details of finance income and costs are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Cost of gross debt
Interest on debt	(1,605,222)	(1,787,347)	(1,835,474)
Monetary and exchange rate variation	(1,491,050)	(198,858)	865,158
Derivatives and fair value measurement	1,532,273	(34,738)	(1,463,395)
Amortization of borrowing costs	(54,251)	(38,886)	(73,832)
Discounts obtained from financial operations	—	—	85,962
Guarantees and warranties on debt	(109,046)	(157,512)	(50,819)

	(1,727,296)	(2,217,341)	(2,472,400)
Income from financial investment and exchange rate in cash and cash equivalents	438,149	578,611	534,657

Cost of debt, net	(1,289,147)	(1,638,730)	(1,937,743)
Other charges and monetary variations
Interest on other receivables(i)(ii)	460,861	120,030	263,180
Interest on other liabilities	(212,799)	(409,697)	(414,540)
Monetary variation on leases and concessions agreements	(186,259)	(244,198)	(296,118)
Monetary variation on leases	(105,085)	(131,185)	(207,686)
Advances on real state credits	(5,091)	(20,171)	(39,671)
Interest on shareholders’ equity	(13,011)	(16,883)	(9,448)
Interest on contingencies and contracts	(102,525)	(52,667)	(91,977)
Bank charges and other	(94,809)	(355,195)	(314,014)
Exchange variation	(63,071)	(2,803)	(7,759)

	(321,789)	(1,112,769)	(1,118,033)
Finance results, net	(1,610,936)	(2,751,499)	(3,055,776)

Reconciliation
Finance expense	(2,849,228)	(3,704,515)	(3,673,356)
Finance income	1,032,725	870,739	1,102,918
Foreign exchange (losses) gain, net	(1,555,215)	(199,777)	997,109
Derivatives	1,760,782	282,054	(1,482,447)

Finance results, net	(1,610,936)	(2,751,499)	(3,055,776)

(i)

The subsidiary Comgás and the supplier Petrobras settled judicial dispute. As a result the portion related to the interest on the principal amount of supplier was reversed in the amount the R$ 177,423 (see note 19 (i)), as well as the amount of R$ 101,583 related to the monetary variation on the judicial deposit (note 5.8).

(ii)	It is Included the balance of R$ 93,243 related to the interest on PIS and COFINS as stated in the note 6.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

21	Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian Reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards and foreign currency options
Market risk – interest rate	Cash and cash equivalents, marketable securities, restricted cash, loans, borrowings and debentures, leases, derivative and real state credit certificates	(i) Sensitivity analysis	Interest rate swaps
Credit risk	Cash and cash equivalents, marketable securities, restricted cash, trade receivables, derivatives, receivables from related parties and dividends	(i) Aging analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, real state credit certificates, payables to related parties and dividends	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the board of directors. Company treasury identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

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

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

i.	Foreign exchange risk

As at December 31, 2018 and December 31, 2017, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar (U.S.$) and Euro (€):

	December 31, 2018	December 31, 2017
Cash and cash equivalents	1,285,156	782,103
Trade receivables	51,734	25,797
Trade payables	(245,885)	(263,229)
Loans, borrowings and debentures	(13,480,808)	(8,919,712)
Advances from clients	—	(6,310)
Contingent consideration	(64,969)	(64,213)
Payables to related parties	—	(210,497)
Derivative financial instruments	11,064,567	7,323,116

Foreign exchange exposure, net	(1,390,205)	(1,332,945)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. Dollar and Euro at December 31, 2018 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar and Euro exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

				Variation scenario
Instrument	Risk factor		Probable	25%	50%	-25%	-50%
Cash and cash equivalents	U.S.$	fluctuation	(15,437)	115,960	231,921	(115,960)	(231,921)
Trade receivables	U.S.$	fluctuation	(1,666)	12,518	25,034	(12,518)	(25,034)
Trade payables	U.S.$	fluctuation	6,954	(59,699)	(119,395)	59,699	119,395
Exchange rate derivatives	U.S.$	fluctuation	(303,234)	2,019,566	4,039,131	(2,019,566)	(4,039,131)
Loans, borrowings and debentures	U.S.$	fluctuation	369,041	(2,772,244)	(5,544,488)	2,772,244	5,544,488
Contingent consideration	U.S.$	fluctuation	2,093	(15,721)	(31,439)	15,719	31,438

Impacts on profit or loss			57,751	(699,620)	(1,399,236)	699,618	1,399,235

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$)
	December 31, 2018	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	3.8748	3.7500	4.6875	5.6250	2.8125	1.8750
Euro	4.4390	4.4600	5.5750	6.6900	3.3450	2.2300

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

ii.	Interest rate risk

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

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2018
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	209,584	52,396	104,791	(52,396)	(104,791)
Marketable securities	321,489	42,636	53,270	(42,636)	(53,270)
Restricted cash	8,807	2,202	4,403	(2,202)	(4,403)
Leases	(19,174)	(3,981)	(7,962)	3,981	7,962
Interest rate derivatives	(421,347)	(1,317,767)	(2,454,362)	1,550,236	3,372,895
Loans, borrowings and debentures	(891,462)	(109,855)	(219,709)	109,855	219,709

Impacts on profit or loss	(792,103)	(1,334,369)	(2,519,569)	1,566,838	3,438,102

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	7.65%	9.56%	11.48%	5.74%	3.83%
CDI	7.65%	9.56%	11.48%	5.74%	3.83%
TJLP462 (TJLP + 1% p.a.)	7.40%	9.00%	10.60%	5.80%	4.20%
TJLP	6.40%	8.00%	9.60%	4.80%	3.20%
IPCA	4.12%	5.15%	6.18%	3.09%	2.06%
IGPM	4.20%	5.25%	6.30%	3.15%	2.10%
FED FUNDS	2.90%	3.63%	4.35%	2.18%	1.45%
LIBOR	3.02%	3.78%	4.53%	2.27%	1.51%

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	3,621,798	4,555,177
Trade receivables	1,588,192	1,322,420
Derivative financial instruments	2,548,857	1,162,213
Marketable securities	4,202,835	3,853,343
Receivables from related parties	135,070	199,814
Dividends	27,320	13,466
Restricted cash	115,124	225,634

	12,239,196	11,332,067

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

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

	December 31, 2018	December 31, 2017
AAA	8,911,418	3,499,345
AA	1,577,196	6,159,553
B	—	2,007
BB+	—	4,180

	10,488,614	9,665,085

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2018					December 31, 2017
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,374,037)	(3,527,103)	(10,409,527)	(21,132,241)	(38,442,908)	(31,554,560)
Trade payables	(1,923,920)	—	—	—	(1,923,920)	(2,433,995)
Other financial liabilities	(455,702)	—	—	—	(455,702)	(382,702)
Tax installments—REFIS	(66,838)	(16,423)	(37,678)	(111,419)	(232,358)	(244,957)
Leases	(184,903)	(152,862)	(304,120)	(195,777)	(837,662)	(1,443,470)
Derivative financial instruments	84,502	18,631	(425,559)	3,776,308	3,453,882	(110,909)
Real estate credits certificates	—	—	—	—	—	(92,844)
Payables to related parties	(355,971)	—	—	—	(355,971)	(328,263)
Dividends payable	(187,415)	—	—	—	(187,415)	(191,478)

	(6,464,284)	(3,677,757)	(11,176,884)	(17,663,129)	(38,982,054)	(36,783,178)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

22	Post-employment benefits

Accounting policy

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

a)	Defined contribution

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

b)	Defined benefit

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

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

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

i.	higher survival to that specified in mortality tables;

ii.	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

iii.	real family structure of different retirees established hypothesis.

	December 31, 2018	December 31, 2017
Futura	75,298	44,431
Futura II	252	201
Comgás	504,320	440,827

	579,870	485,459

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

a)	Defined contribution

During the year ended December 31, 2018, the amount of sponsor contributions to the plans was R$ 459 (R$ 327 and R$ 212 on December 31, 2017 and 2016, respectively).

b)	Defined benefit

The Company contributes to the following post-employment defined benefit plans:

i.

Futura: The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon—Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2018, the amounts of contributions totaled R$ 4,138 (R$ 3,896 and R$ 4,571 for the years ended December 31, 2017 and 2016, respectively). The weighted average duration of obligation is 10.8 years. In 2019 the subsidiary expects to make a contribution in the amount of R$ 4,311 in relation to its defined benefit plan; and

ii.

Comgás: Obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded in accordance with CVM Deliberation 695.

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2018, the amounts of contributions totaled R$ 26,808 (R$ 22,796 and R$ 23,588 for the years ended December 31, 2017 and 2016, respectively). The weighted average duration of obligation is 13.8 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2018	December 31, 2017
Actuarial obligation at beginning of the year	905,874	833,129
Current service cost	584	586
Interest expense	83,476	87,205
Actuarial (gain) loss arising from financial assumptions	25,583	72,223
Actuarial (gain) loss arising from experience adjustment	58,550	(30,944)
Actuarial gains and losses arising from adjustments to demographic assumptions	(447)	(197)
Benefits payment	(60,828)	(56,128)

Actuarial obligation at the end of the year	1,012,792	905,874

Fair value of plan assets at beginning of the year	(420,616)	(391,803)
Interest income	(38,648)	(40,955)
Earnings on assets greater than discount rate	(3,792)	(16,976)
Contributions paid	(30,946)	(27,010)
Benefit payments	60,828	56,128

Fair value of plan assets end of the year	(433,174)	(420,616)
Superplus (deficit) for the year	579,618	485,258

Net defined benefit liability	579,618	485,258

Total expense recognized in profit or loss is as follow:

	December 31, 2018	December 31, 2017
Current service cost	(717)	(271)
Interest expense	(48,404)	(46,312)

	(49,121)	(46,583)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2018	December 31, 2017
Accumulated at the initial of the year	226,129	252,473
Actuarial (gain) loss arising from financial assumptions	(25,583)	(7,865)
Actuarial (gain) loss arising from experience adjustment	(33,636)	(1,845)
Earnings on assets greater than discount rate	3,792	(16,634)

Accumulated at the end of the year	170,702	226,129

The plan assets are comprised of the following:

	December 31, 2018		December 31, 2017
	Amount	%	Amount	%
Fixed income bonds	419,182	96.77%	408,347	98.18%
Variable-income securities	10,959	2.53%	3,411	0.82%
Other	3,032	0.70%	4,159	1.00%

	433,173	100.00%	415,917	100.00%

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		Comgás
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
Discount rate	9.50%	9.55%	9.30%	9.52%
Inflation rate	4.20%	4.00%	4.00%	4.00%
Future salary increases	N/A	N/A	7.12%	7.12%
Increase in pension plans	4.20%	4.00%	7.12%	4.00%

Sensitivity analysis

Changes in the discount rate for the statement of financial position date in one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.50%	-0.50%
Futura	(25,152)	23,052
Futura II	(125)	118
Comgás	(31,530)	35,642

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

23	Share-based payment

Accounting policy

The fair value of share-based payment benefits at the grant date is recognized as employee benefit expense with a corresponding increase in shareholders’ equity for the period in which employees unconditionally acquire the right to benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the conditions of service and non-market acquisition conditions will be met in such a way that the amount finally recognized as an expense is based on the number of actions that actually meet the conditions of the service and non-market acquisition conditions on the date the vesting date is acquired. For non-vesting share-based payment benefits, the fair value on the grant date of the share-based payment is measured to reflect such conditions and there is no change to the difference between expected and actual benefits.

The plans have been administered by the Board of Directors of each Company, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

a)	Description of share-based payment arrangements

i.	Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments on the date on which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the employees become fully entitled to the award. A corresponding credit is recognized within equity. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Non-vesting conditions, such as the condition that employees contribute to a savings-related plan, are taken into account in the grant-date fair value, and failure to meet a non-vesting condition, where this is within the control of the employee is treated as a cancellation and any remaining unrecognized cost is expensed. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility, expected life of the stock option or stock grant and dividend yield. The last two years of historical data shares value of the Company and subsidiaries have been considered in setting the assumptions.

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

For other equity-settled share-based payment transactions, the goods or services received and the corresponding increase in equity are measured at the fair value of the goods or services received unless their fair value cannot be reliably estimated. If the fair value of the goods and services received cannot be reliably estimated, the transaction is measured by reference to the fair value of the equity instruments granted.

ii.	Cash-settled transactions

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. Compensation expense is recognized based on the fair value, measured according to the market-to-market of the Cosan’s shares. Any changes in the liability are recognized in profit or loss.

iii.	Employee share scheme (Stock-based compensation plan)

A scheme under which shares may be issued by the Company to employees for no cash consideration was approved by shareholders at the 2016 annual general meeting.

Under the scheme, eligible employees may be granted ordinary shares annually for no cash consideration. The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company’s shares are traded on the Stock Exchange. The shares are recognized at the closing share price on the grant date (grant date fair value) as an issue of treasury shares and as part of employee benefit costs in the period the shares are granted.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

For equity-settled shared based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

The following share-based payment arrangements:

Type of award / grant date	Company	Expected life (years)	Granted
Stock option programs
August 18, 2011—(A)	Cosan S.A.	1 to 7	4,825,000
August 18, 2011—(B)	Cosan S.A.	1 to 12	5,000,000
December 12, 2012—(C)	Cosan S.A.	1 to 7	700,000
April 24, 2013	Cosan S.A.	5 to 7	970,000
April 25, 2014	Cosan S.A.	5 to 7	960,000
August 31, 2015	Cosan S.A.	5 to 7	759,000

			13,214,000
Stock grant programs
October 1, 2015	Rumo	5	1,485,900
January 2, 2017	Rumo	5	1,476,000
April 20, 2017	Comgás	5	61,300
April 27, 2017	Cosan S.A.	5	274,000
July 31, 2017	Cosan S.A.	5	298,107
August 12, 2017	Comgás	5	97,780
August 18, 2017	Cosan Limited	5	2,053,632
September 1, 2017	Rumo	5	870,900
July 31, 2018	Cosan S.A.	5	210,602
August 1, 2018	Rumo	5	1,149,544
August 1, 2018	Comgás	5	96,787

			8,074,552
Cash-settled transactions
September 29, 2017	Cosan Limited	5	255,000

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

b)	Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended December 31, 2018 and 2017 and principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Comgás		Rumo
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Weighted average fair value at grant date	36.06	34.17	36.37	36.83	13.94	10.42
Weighted average of key assumptions:
Share price at grant date	38.61	34.51	54.25	51.03	13.94	10.42
Risk-free interest rate	15.00%	15.00%	10.56%	11.13%	10.93%	9.93%
Dividend yield	2.86%	5.93%	7.19%	4.32%	—	—
Volatility factor	33.70%	33.23%	32.38%	28.60%	31.91%	29.76%

c)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total	Weighted-average exercise price
At January 1, 2017	7,978,000	1,522,220	9,500,220	29.05
Granted	—	3,370,267	3,370,267	36.06
Vested	(1,405,000)	(8,206)	(1,413,206)	23.19
Cancelled	(427,000)	(368,444)	(795,444)	—

At December 31, 2017	6,146,000	4,515,837	10,661,837	29.84
Granted	—	1,456,933	1,456,933	—
Vested	(942,000)	(57,874)	(999,874)	23.32
Cancelled	(175,000)	(219,295)	(394,295)	—

At December 31, 2018	5,029,000	5,695,601	10,724,601	33.77

d)	Expense recognized in profit or loss

Share-based compensation expense included in the income statement for the years ended December 31, 2018, 2017 and 2016 was as follows:

	Stock option programs	Stock grant programs	Total
December 31, 2016	8,369	3,889	12,258
December 31, 2017	5,972	59,967	65,939

December 31, 2018	3,925	52,580	56,505

24	Subsequent events

a)	Cosan S.A.

On January 18, 2019, the Board of Directors approved the contracting of financial advisors and the submission to B3 for a voluntary public offering for the acquisition of class A preferred shares issued by its subsidiary Comgás (ticker: CGAS5) at the price of R$ 82.00 per share. A private agreement was also signed with shareholders holding 9,847,236 Class A preferred shares issued by subsidiary Comgás, under which Cosan S.A undertakes to acquire, and the shareholders undertake to dispose of all such class A preferred shares in the Voluntary Plan. The class A preferred shares, subject to this private agreement, represent approximately 41.786% of the class A preferred shares outstanding.

On March 8, 2019, Cosan S.A. announced the conclusion of the tender offer held on the same date for acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares of Comgás were acquired by Cosan in the tender offer at a price of R$82.00 per preferred share, representing approximately 14.77% of Comgás’s capital stock.

On February 15, 2019, the Board of Directors approved the issuance of non-convertible debentures of Cosan S.A., in the total amount of R$ 1,700,000, with amortization in three semi-annual installments starting in February 2020, with a rate of 109% of the CDI, payable semi-annually in four installments starting in August 2019, and maturing on February 28, 2021. The debenture holders will be entitled to full redemption and early amortization as from the sixth month of the date of issuance, without payment of any premium.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

On March 26, 2019, the Board of Directors approved the cancellation of 9,000,000 treasury shares of the Company.

b)	Rumo

On February 15, 2019, Rumo made a public offer of distribution of 500,000 debentures, all nominative, book entry, simple, non-convertible, unsecured, single series, of its 12th issue, with a nominal unit value of R$ 1, totaling R$ 500,000, maturing on February 15, 2029.

On March 28, 2019, Rumo hereby announces to the market that the Company’s economic proposal ranked first in the International Bidding promoted by ANTT, the scope of which is the subconcession of the public railway cargo transportation service, associated to exploration of the infrastructure of a railway network located between the cities of Porto Nacional (state of Tocantins) and Estrela d’Oeste (state of São Paulo). The amount of Rumo’s economic proposal was R$ 2,719,530.

c)	Cosan Limited

On February 15, 2019, the Board of Directors approved the cancellation of 32,239,807 treasury shares of the Company. The cancellation was concluded on April 24, 2019.

25 New standards and interpretations not yet effective

Certain new standards and amendments to standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the following new or amended standards in preparing these consolidated financial statements.

25.1	IFRS 16 Leases

These standards change the recognition, measurement, presentation and disclosure of leases. It requires lessees to record all leases on the statement of financial position with exemptions available for low value and short-term leases. During 2018, the Company concluded the preparations for the new requirements in IFRS 16, except for technical discussions regarding the incremental discount rate and agricultural partnership contracts in joint ventures.

The Company leases various properties, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described in below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

i.	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
ii.	variable lease payment that are based on an index or a rate;
iii.	amounts expected to be payable by the lessee under residual value guarantees;
iv.	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
v.	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

i.	the amount of the initial measurement of lease liability;
ii.	any lease payments made at or before the commencement date less any lease incentives received;
iii.	any initial direct costs, and;
iv.	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor.

To optimize lease costs during the contract period, the Company sometimes provides residual value guarantees in relation to equipment leases.

Impact on the statement of financial position (increase/(decrease)) as at January 1, 2019:

	Range
Assets
Right-of-use assets	1,100,000	to	1,200,000
Deferred income tax	40,000	to	50,000

	1,140,000		1,250,000
Liabilities
Leases	1,600,000	to	1,700,000
Equity	(460,000)		(450,000)

The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies are disclosed separately for each period.

The joint ventures Raízen Energia and Raízen Combustíveis recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics. The initial measurement of lease liabilities and rights-of-use assets is estimated between R$ 4,000,000 and R$ 5,000,000 (R$ 2,000 to R$ 2,500 in the interest in earnings of joint ventures, respectively). There are still technical discussions that may have a significant impact on the initial effects of these jointly controlled companies, such as whether the agricultural partnership contracts are within the scope of the standard.

25.2	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

Company is subject to examination by the tax authorities, with the five fiscal years open in general. The Company has audits in progress at various stages of completion, one of which may be completed within the next 12 months. However, December 31, 2018, the Company had no uncertainties regarding the treatment of income tax.

25.3	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments should be applied retrospectively and are effective from January 1, 2019. These amendments have no impact on the consolidated financial statements of the Company.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais—R$ unless otherwise stated)

25.4	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

i.

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and

ii.

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. These amendments will apply only to any future amendments, curtailments, or settlements of the Company.

25.5	Annual Improvements to IFRS Standards 2015-2017 Cycle

a)	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, the Company recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

The Company applies those amendments for annual reporting periods beginning on or after January 1, 2019. When the Company first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

b)	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The Company applies those amendments for annual reporting periods beginning on or after January 1, 2019. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

25.6	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting pronouncement issued or in force during the fiscal year had or should have a material impact on the financial statements.