Form 20-F
period 2019-12-31
Cosan Ltd.
filed 2020-05-28
CIK 1402902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-33659

COSAN LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(55)(11) 3897-9797

(Address of principal executive offices)

Marcelo Eduardo Martins

(55)(11) 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

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

The number of outstanding shares as of December 31, 2019 was:

Title of Class	Number of Shares Outstanding
Class A Common Shares, par value $.01 per share	125,477,259
Class B – series 1 – Common Shares, par value $.01 per share	96,332,044

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

RELIANCE ON SEC ORDER

Cosan Limited, or the “Company,” is filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, or the “2019 Annual Report,” pursuant to the Securities and Exchange Commission’s, or “SEC,” Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465).

As set forth in the Company’s Form 6-K furnished to the SEC on April 30, 2020, the Company was unable to file the 2019 Annual Report within the prescribed time period because, as a result of the outbreak of the coronavirus disease 2019, or Covid-19, the Company was unable to mobilize fully the internal personnel necessary to complete the disclosures in its 2019 Annual Report. The state of São Paulo, where the Company’s corporate headquarters are currently located, is one of the epicenters of the coronavirus outbreak in Brazil. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, including temporary closures of its offices and having team members work remotely, and, as a result, the 2019 Annual Report was not completed by the original filing deadline, due to insufficient time to facilitate the internal and external review process.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” for Securities and Exchange Commission, or “SEC,” filings.

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A., or “Cosan” or “Cosan S.A.,” Cosan Logística S.A., or “Cosan Logística,” and their respective subsidiaries and jointly-controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company,” “we,” “us” and “our.”

We have presented our consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017, in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of December 31, 2019, 2018 and 2017 and for the years then ended have been audited by KPMG Auditores Independentes, or “KPMG.” KPMG is an independent registered public accounting firm, whose report is included herein.

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia,” collectively referred to as “Raízen.” Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11 Joint Arrangements, or “IFRS 11,” the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013 Cosan S.A. no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—“Investments in Associates and Joint Ventures.” For additional information, see note 9 to our audited consolidated financial statements as of and for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto.

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

On December 21, 2018, Cosan Lubes Investments Limited, or “CLI,” and CVC Fund VII, or “CVC,” entered into an investment agreement pursuant to which CVC subscribed for shares in Moove’s capital in a total amount of R$588 million (which is equivalent to 30% of Moove’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, Moove received R$454 million at the closing of the transaction, R$65 million on March 31, 2020 and will receive R$64 million plus monetary variation in 2021, due to the satisfaction of conditions precedent on December 31, 2019.

On November 1, 2019, Raízen Combustíveis and FEMSA Comercio, S.A. de C.V., or FEMSA Comercio, formed a joint venture in the convenience and proximity store business, called Rede Integrada de Lojas de Convenências e Proximidade S.A., formerly known as Raízen Conveniências S.A. The enterprise value was considered to be R$1,122 million, with an effect on interest in earnings of joint venture of R$529 million, resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of this joint venture. The transaction was concluded on November 1, 2019, following which Raízen Combustíveis became the holder of 50% of Raízen Conveniências e Proximidade S.A.’s capital stock.

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

On December 6, 2019, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” published Resolution No. 933, which approved the amount of R$683.4 million plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Companhia de Gás de São Paulo - COMGÁS, or “Comgás,” upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

On January 14, 2020, Cosan S.A. contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A., or Compass Gás e Energia, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there is no effect on the consolidated financial statements. The investment in Comgás was derecognized by Cosan S.A. and the investment in Compass Gás e Energia for the same amount was recognized.

On January 30, 2020, we acquired, through our subsidiary Comercializadora de Gás S.A., control of Compass Comercializadora de Energia Ltda., or “Compass Comercializadora,” Compass Geração Ltda., or “Compass Geração,” and Compass Energia Ltda., or “Compass Energia,” for an amount equivalent to R$95 million. The purpose of the investment is to enter the electricity trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment. Compass will integrate the operations of Comgás, TRSP — Terminal de Regaseificação de GNL de São Paulo S.A., or “TRSP,” Rota 4 Participações S.A., or “Rota 4,” Compass Comercializadora, Compass Geração and Compass Energia with Comercializadora de Gás S.A., or “Comercializadora de Gás,” as the intermediate holding company of this new segment. Our new gas and power segment will be the vehicle through which we will develop our activities in the gas and power market. For additional information, see “—A. History and Development of the Company.”

v

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

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and operating and financial trends, which affect or may affect our industry, market share, reputation, businesses, financial condition, results of operations, margins and/or cash flow. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties, are made in light of information currently available to us and should not be considered a guarantee of the results of operations we may achieve.

Many significant factors in addition to those stated in this annual report may adversely affect our current estimates and forward-looking statements, and whether these estimates or statements may be realized. Our estimates and forward-looking statements may be influenced by the following factors, among others:

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

•

the duration and severity of the Covid-19 outbreak and its impacts on our business (see “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by Covid-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Covid-19 Pandemic”);

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information–D. Risk Factors.”

The words “believe,” “should,” “may,” “might,” “could,” “seek,” “aim,” “likely,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other similar words used in this annual report are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP—Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica), or “CADE,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the ARSESP, the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência

Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações, or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data in this annual report is reliable, accurate and complete.

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

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

The financial data at and for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

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

(2) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

(3) Comgás: distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

(4) Cosan Logística: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

(5) Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities; and

Reconciliation

(6) Cosan Corporate: an online payment services platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

	As of and for the fiscal year ended December 31,(1)
	2019		2018		2017		2016		2015
	(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales		20,611.4		16,834.8		13,579.0		12,518.1		12,355.5
Cost of sales		(14,160.2)		(12,108.3)		(9,224.3)		(8,317.5)		(8,645.7)

Gross profit		6,451.2		4,726.5		4,354.7		4,200.6		3,709.8

Selling expenses		(1,122.9)		(1,019.2)		(1,068.5)		(1,037.5)		(900.7)
General and administrative expenses		(1,236.1)		(975.5)		(923.7)		(1,000.7)		(911.6)
Other income (expense), net		404.7		747.2		889.8		(116.3)		252.3
Total operations expenses		(1,954.3)		(1,247.5)		(1,102.4)		(2,154.5)		(1,560.0)

Income before equity in earnings of investees and finance results		4,496.9		3,479.0		3,252.3		2,046.1		2,149.8
Equity in earnings of investees		1,132.6		991.3		995.9		1,565.7		703.1
Finance results, net		(1,967.6)		(1,598.4)		(2,733.4)		(3,055.8)		(2,184.5)

Profit before taxes		3,661.9		2,871.9		1,514.8		556.0		668.4
Income taxes:
Current		(1,000.1)		(464.9)		(134.5)		(228.6)		(167.7)
Deferred		220.5		(295.6)		(293.8)		166.9		198.1

		(779.6)		(760.5)		(428.3)		(61.7)		30.4
Profit from continuing operations		2,882.3		2,111.4		1,086.5		494.3		698.8
Profit (loss) from discontinued operation, net of tax		11.0		(28.2)		(40.2)		(35.3)		100.9

Profit for the year		2,893.3		2,083.2		1,046.3		459.0		799.7
Net income attributable to non-controlling interests		(1,577.0)		(1,107.8)		(495.3)		(181.2)		(394.0)

Profit attributable to owners of the Company (including discontinued operations)		1,316.3		975.4		551.0		277.8		405.7

Consolidated Statement of Financial Position Data:
Cash and cash equivalents		8,472.3		3,621.8		4,555.2		4,499.6		3,505.8
Marketable securities		3,115.5		4,202.8		3,853.3		1,291.6		605.5
Inventories		787.3		716.3		663.1		630.8		656.9
Right-of-use assets		4,469.7		—		—		—		—
Property, plant and equipment		12,153.1		12,417.8		11,681.6		10,726.4		9,805.9
Intangible assets and goodwill		16,843.7		16,972.5		16,973.6		17,109.4		17,309.7
Total assets		65,717.9		56,360.7		55,624.5		50,469.9		52,249.2
Current liabilities		8,917.2		6,240.8		9,022.3		6,629.1		6,922.6
Non-current liabilities		40,560.2		32,150.5		29,542.8		27,831.0		29,137.4
Loans, borrowings and debentures		29,052.2		22,574.3		21,688.9		18,338.5		18,829.2
Preferred shareholders payable in subsidiaries		611.5		1,097.5		1,442.7		1,769.4		2,042.9
Provision for legal proceedings		1,354.2		1,363.2		1,348.2		1,268.6		1,193.9
Equity attributable to owners of the Company		5,401.9		6,614.4		6,038.8		6,272.5		5,913.7
Equity attributable to non-controlling interests		10,838.6		11,355.0		11,020.7		9,737.3		10,275.5

Total shareholders’ equity		16,240.5		17,969.4		17,059.5		16,009.8		16,189.2

Consolidated Other Financial Data:
Depreciation and amortization		2,287.9		2,051.8		1,928.4		1,735.3		1,177.8
Net debt(2)		14,332.6		13,324.0		13,676.0		13,861.5		15,073.0
Working capital(3)		7,074.6		5,718.8		4,011.6		2,139.9		(87.4)
Cash flow provided by (used in):
Operating activities		6,296.7		5,377.9		4,088.1		3,635.4		3,350.6
Investing activities		(130.6)		(1,498.8)		(3,577.4)		(727.0)		(1,003.1)
Financing activities		(1,558.4)		(5,106.4)		(565.7)		(1,819.3)		(542.6)
Basic earnings per share from continuing operations	R$	5.74	R$	3.83	R$	2.25	R$	1.23	R$	1.44
Diluted earnings per share from continuing operations	R$	5.51	R$	3.95	R$	2.20	R$	1.16	R$	1.38
Basic earnings/(loss) per share from discontinued operations	R$	0.05	R$	0.17	(R$	0.15)	(R$	0.18)	R$	0.09
Diluted earnings/(loss) per share from discontinued operations	R$	0.05	R$	0.16	(R$	0.15)	(R$	0.18)	R$	0.09
Number of shares outstanding		221,809,303		244,675,712		243,199,181		264,690,883		264,690,883
Declared dividends (millions of reais)		243.3		425.5		792.1		975.4		531.5
Declared dividends (millions of U.S. dollars)	U.S.$	60.4	U.S.$	109.8	U.S.$	239.4	U.S.$	299.3	U.S.$	136.1
Declared dividends per share (reais)	R$	1.0969	R$	1.7390	R$	3.2570	R$	3.6851	R$	2.0080
Declared dividends per share (U.S. dollars)	U.S.$	0.2721	U.S.$	0.4488	U.S.$	0.9846	U.S.$	1.1307	U.S.$	0.5142
Other Operating Data:
Crushed sugarcane (in million tons)		59.8		60.1		60.7		62.2		59.9
Sugar production (in million tons)		3.8		3.7		4.3		4.4		4.1
Ethanol production (in billion liters)		2.5		2.5		2.2		2.1		2.1
Volume of fuel sold (in million liters)(4)		33,625.3		27,440.6		25,560.2		24,831.5		25,076.3
Volume loaded (Cosan Logística) (in million tons)		11.2		11.3		13.1		13.1		11.7
Transported volume (Cosan Logística) (in million RTK)		60,096.3		56,365.1		49,690.5		40,270.4		44,908.8

	As of and for the fiscal year ended December 31,(1)
	2019	2018	2017	2016	2015
	(in millions of reais, except where otherwise indicated)
Natural gas (Comgás) (in million m³)	4,512.4	4,543.3	4,292.9	4,323.0	5,210.9
Volume of finished goods and base oil sold (in million liters)	397.7	345.9	347.8	328.9	316.9

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(2)

Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(3)	Working capital consists of total current assets less total current liabilities.
(4)

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

	As of and for the fiscal year ended December 31,(1)
	2019	2018	2017	2016	2015
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	3,518.2	2,115.3	3,903.4	2,404.0	2,775.5
Non-current loans, borrowings and debentures	25,534.0	20,459.0	17,785.6	15,934.5	16,053.7
Preferred shareholders payable in subsidiaries	611.5	1,097.5	1,442.7	1,769.4	2,042.9
Total	29,663.7	23,671.8	23,131.7	20,107.9	20,872.1
Cash and cash equivalents	(8,472.3)	(3,621.8)	(4,555.2)	(4,499.6)	(3,505.8)
Marketable securities	(3,115.5)	(4,202.8)	(3,853.3)	(1,291.6)	(605.5)
Total	(11,587.8)	(7,824.6)	(8,408.5)	(5,791.2)	(4,111.3)
Derivatives on debt	(3,743.4)	(2,523.1)	(1,047.1)	(455.2)	(1,687.8)
Net debt(2)	14,332.5	13,324.1	13,676.1	13,861.5	15,073.0

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(2)	The Company’s covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, 2018 and 2019, the real depreciated 1.5%, 17.1% and 4.0% against the U.S. dollar, respectively. In 2020, to May 25, 2020, the real depreciated 35.9% against the U.S. dollar. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

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

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

Year	Period-end	Average(1)	Low	High
2015	3.905	3.330	2.575	4.195
2016	3.259	3.512	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.653	3.139	4.188
2019	4.031	3.945	3.652	4.260

Month	Period-end	Average(2)	Low	High
October 2019	4.0041	4.0870	3.9793	4.1740
November 2019	4.2240	4.1553	3.9786	4.2602
December 2019	4.0307	4.1096	4.0307	4.2261
January 2020	4.2695	4.1495	4.0213	4.2695
February 2020	4.4987	4.3410	4.2381	4.4987
March 2020	5.1987	4.8839	4.4883	5.1987
April 2020	5.4270	5.3256	5.0779	5.6510
May 2020 (through May 25, 2020)	5.4772	5.7145	5.4772	5.9372

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month or partial month of 2020.

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

Risks Related to Our Businesses and the Industries in Which We Operate Generally

Our business, operations and results may be adversely impacted by Covid-19.

In response to the Covid-19 outbreak, we have implemented several measures aimed at safeguarding the health of our employees and the stability of our operations and financial condition, including: (1) having our employees work remotely if able to do so, (2) following health and safety guidelines to protect employees in our essential operations who need to work onsite, (3) optimizing the use of contractors and employee hours and (4) renegotiating, where possible, certain contracts with suppliers and clients to reflect reductions in demand for our products.

The Covid-19 pandemic and associated impacts on economic activity had an adverse effect on our results of operations and financial condition since social distancing (staying home, avoiding going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.) and related measures were issued in March 2020. From a demand standpoint, we saw demand decline as large sectors of the economy began to shut down. We expect that our results of operations and financial condition could be more severely impacted in the second quarter of 2020 and in subsequent periods, as levels of activity in our business have historically been positively correlated to broad measures of economic activity such as gross domestic product.

Despite the measures adopted to contain the progress of Covid-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date of this annual report, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in the countries in which we operate and/or sell our products. Accordingly, we cannot predict the direct and indirect effects of the Covid-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of Covid-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) whether we incur any material Covid-19-related contingencies; (5) how Covid-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes in accounting judgements that have had or are reasonably likely to have a material impact on our financial statements; (8) the total amount of the decline in demand for goods and services (such as reduced demand for ethanol, other fuels and natural gas as a result of reduced economic activity), and disruptions in sales channels, especially those impacted by the social isolation measures; (9) the impact on our supply chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variation in foreign exchange rates, inflation (including potential deflation) and unemployment; (12) the impact of the Covid-19 pandemic on our ability to comply with the covenants under our indebtedness; and (13) other unforeseen impacts and consequences.

The extent of the impact of Covid-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our clients, suppliers and employees, all of which are uncertain and cannot be predicted. Covid-19 also poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities and could have a material adverse effect on our results of operations, financial condition and liquidity. Furthermore, to the extent the Covid-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks to which we are exposed, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of clients and higher levels of impairment of our financial and non-financial assets, which could have a material adverse effect on our balance sheet, results of operations and cash flows. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders.

See also “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Covid-19 Pandemic.”

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

Our future growth and financial performance will depend, in part, on the successful implementation of our business strategy, including (1) our ability to attract new clients or increase volume from existing clients in specific markets and locations, (2) our capacity to finance investments (through indebtedness or otherwise), (3) our ability to increase our operational capacity and expand our current capacity to supply to new markets, (4) our ability to maintain and renew our existing concessions, (5) our ability to reduce our operating costs and increase operating efficiency, (6) our ability to lead with regard to new technologies and market demands and (7) our ability to integrate our businesses. We cannot assure you that we will be able to achieve these objectives and/or strategies successfully or at all. Our failure to achieve any of these objectives and/or strategies as a result of competitive difficulties, cost increases or restrictions on our ability to invest, among others, may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans, may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial conditions, results of operations and ability to repay our debt obligations.

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

Acquisitions, particularly those involving sizeable enterprises, may bring managerial and operational challenges, including the diversion of management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure by us in integrating new businesses or in managing any new alliances may adversely affect our business and financial performance. Additionally, some of our major competitors may pursue growth through acquisitions and alliances, which may reduce the likelihood that we will be successful in completing acquisitions and alliances. In addition, any major acquisition we consider may be subject to antitrust and other regulatory approvals. We may not be successful in obtaining required approvals on a timely basis or at all.

Acquisitions also expose us to the risk of successor liability-related actions involving any acquired entity, their respective management or contingent liabilities incurred before the acquisition. The due diligence investigation conducted in connection with an acquisition, and any contractual guarantees or indemnities that we may receive from sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Material liabilities associated with an acquisition, such as labor or environmental liabilities, could materially and adversely affect our reputation, business, operating results or financial condition, and reduce the benefits that we expect to result from such acquisition.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of the volatility of prices and exchange rates on our cash flows and results of operations, for example, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the counterparty to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or the exchange rate. We may incur significant hedging-related losses in the future. In particular, Raízen enters into hedging transactions against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities prices decrease.

We are subject to extensive environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations.

Our business activities in Brazil are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements; standards for the release of effluents, management of solid waste, emission and discharge of hazardous materials, sugarcane burning, and health and safety of our employees; protection of certain areas (including the Legal Reserve, indigenous areas, quilombolas community areas, conservation units, archeological sites and permanent preservation areas); and the need for special authorizations for the use of water, among others.

Failure to comply with such laws and regulations (including a failure to obtain or maintain relevant environmental permits, as well as to comply with technical conditions imposed by environmental permits) may subject the violator to administrative fines (up to the amount of R$50 million), mandatory interruption of activities and criminal sanctions, in addition to the obligation to remedy and pay environmental and third-party damage compensation. In addition, Brazilian environmental law adopts a strict liability system for environmental damages, in connection with which a polluter is liable irrespective of whether the polluter was at fault or engaged in intentional misconduct, resulting in our joint and several liability for the obligations of our suppliers or customers, for example.

Brazilian law provides that separate legal personality may be disregarded where it would otherwise prevent the repayment of environmental damages. In such a situation, shareholders may be held personally liable for environmental liabilities.

If we become subject to environmental liability, any costs we may incur in connection with the indemnification against potential environmental damage would lead to a reduction in the financial resources that would otherwise remain at our disposal for current or future strategic investment, which may materially and adversely affect our business, results of operations or financial condition.

As environmental laws and their enforcement become increasingly stringent, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures relating to environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments, and as a result, could materially and adversely affect our business, results of operations or financial condition.

The occurrence of environmental damage may lead to the need to make significant financial resources available for both containment and repair of these damages. The occurrence of such events may also lead to a disruption in production due to intervention by government agencies. In either case, financial and/or image impacts may be significant. In addition, the creation of new regulations may lead to the need for greater expenses for environmental preservation. Furthermore, extensive environmental regulation can also lead to delays in the implementation of new projects as bureaucratic procedures for obtaining environmental licenses from various government agencies may take considerable time.

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental and health laws, which may result in fines, shutdowns or other adverse effects on our operations. Claims that give rise to administrative proceedings may also lead to civil or criminal claims against us and our subsidiaries. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future claims, could adversely affect our business or financial performance. We may also be required to expend significant financial resources in order to remedy or contain environmental damage or failures to comply with certain environmental and social obligations.

The realization of any of these risks may have a material adverse effect on our business, results of operations or financial condition.

Technological advances could affect demand for our products and services or require substantial capital expenditures for us to remain competitive.

The development and implementation of new technologies may result in a significant reduction in the costs of the products and services we provide. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. Advances in the development of alternatives to the products and services which we currently sell could significantly reduce demand or eliminate the need for them.

For example, the development of alternative products to sugarcane, ethanol and natural gas may reduce the demand for our products or materially reduce the demand for ethanol or natural gas to be used as fuel, and the use of alternative sweeteners has adversely affected the overall demand for sugar in Brazil and abroad, which could have a material adverse effect on our business, results of operations and financial condition.

Any advances in technology which require significant capital expenditures to remain competitive or which otherwise reduce demand for our products and services will have a material adverse effect on our business and financial performance. Any other alternative products or technological advances which reduce demand for the products of our subsidiaries and joint ventures may have a material adverse effect on our results of operations and financial condition.

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

We are engaged in a number of expansion projects within our concession area that will require a significant number of service providers, which may not be available. Consequently, if we are unable to contract for the necessary services due to service industry shortages or a lack of providers with the technical ability to provide the services we require, this could have an adverse effect on our expansion projects or lead to delays in the execution of our expansion projects as new service providers go through an approval process and develop the technical qualification to commence operations. Any delay or failure to commence or continue our expansion projects within our projected time frame or budget could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or breaches of security regarding, such systems could result in interruptions in the availability of our online resources, delays in delivering products or services and reduced efficiency in our operations. Each of these factors may adversely affect our businesses as well as their financial condition, results of operations and reputation. We also hold certain highly confidential personal and financial data relating to our customers in our information technology systems. Any failures in the information technology systems on which we depend or any breaches resulting in the unauthorized disclosure of the personal or financial data of our customers may adversely affect our business, financial condition, results of operation and reputation.

See also “—We were the target of a cybersecurity incident which disrupted our systems” and “—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

We were the target of a cybersecurity incident which disrupted our systems.

During the course of March 2020, we were subject to a ransomware cyberattack, which caused a partial and temporary interruption of our operations. The affected entities within our group implemented their contingency plans, continued operating partially during the cyberattack, and progressively reconnected their operating systems following the attack.

As a result of the incident, we may incur losses associated with anticipated claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident. We are not able to reliably forecast all of the losses that may occur as a result of the incident, and such excess losses could have a material adverse effect on our financial condition or results of operations in future periods.

Following the incident, we have taken certain additional preventative measures to reduce cyber risks. However, we cannot provide assurance that our security frameworks and measures will be successful in preventing future cyberattacks. In addition, we expect that the cost to obtain cyber liability insurance in the future should we wish to do so (we do not currently have cyber liability insurance) will be adversely affected by the incident.

Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them.

As of the date of this annual report, we have spent approximately R$7 million in connection with the abovementioned cyberattack, including with respect to prevention, detection, response and management costs, deployment of additional cybersecurity technologies and engaging third-party experts.

See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—2020 Cybersecurity Incident” for further information.

We could be the target of attempted cyber threats in the future and they could adversely affect our business.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization and cyberattacks causing systems degradation or service unavailability that may result in business losses.

We may be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our information technology networks and infrastructure. We also conduct annual tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us. However, we cannot assure you that these measures will be effective in protecting us against cyberattacks and other related breaches of our information technology systems. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until used against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose user names, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain third-party efforts to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could give rise to the disablement of our information technology systems, including systems used to service our customers. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

Further, we store highly confidential information on our information technology systems, including personal data, financial information, and other types of information related to our products and customers. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen, rendered unavailable, devalued or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation or (3) expose us to liability to our suppliers, customers, other third parties or government authorities.

If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or the loss of assets. Furthermore, upon a failure to comply with applicable laws and regulations, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

We may also be subject to the effects of cyberattacks against critical infrastructures of Brazil and the other countries in which we operate. Our information technology systems are dependent on such critical infrastructure, and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of cyberattacks.

We have recently conducted a cybersecurity-focused review of our information technology systems with the assistance of external consultants. In the course of this review, a number of vulnerabilities and opportunities for enhancement were identified with respect to our information technology systems, including vulnerabilities that, if left unresolved, have the potential to increase both the frequency and severity of losses and disruptions due to cyberattacks. Although, as of the date of this annual report, the majority of the vulnerabilities identified in our review have been addressed, our work is ongoing, and we face increased risks until we are able to resolve or mitigate the remaining vulnerabilities.

We cannot assure you that our information technology systems will not suffer attacks in the future or that we will be able to adequately safeguard the confidential information which we hold. If we fall victim to successful cyberattacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damage to our competitiveness, stock price and long-term shareholder value. Any failure by us to adequately protect our information technology systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations.

It is important to highlight that even when a failure of or interruption in our systems or facilities is resolved in a timely manner or an attempted cyber incident or other security breach is successfully avoided or thwarted, substantial resources are normally expended in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, and that may also represent a threat to our reputation.

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

The European Union has adopted a comprehensive overhaul of its data protection regime from the current national legislative approach to a single European Economic Area Privacy Regulation, the General Data Protection Regulation, or the “GDPR,” which came into effect in 2018, and some aspects of our operations or business are subject to the GDPR’s privacy and personal data protection provisions. The EU data protection regime extends the scope of the EU data protection law to all foreign companies processing data of EU residents and imposes heightened requirements on controllers that engage in activities that are within the scope of this regulation. It imposes a strict data protection compliance regime with severe penalties of up to the greater of 4% of worldwide turnover or €20 million and, in the case of a data breach, the organization may be required to notify potentially affected individuals.

In addition, on August 14, 2018, the President of Brazil approved Law No. 13,709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the “LGPD.” The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers, and other relationships in which personal data is collected, whether in a digital or physical environment. The data protection regime imposes more stringent data protection standards on Brazilian residents. Any breaches of the LGPD may subject us to penalties of up to R$50 million and a requirement to notify parties whose data has been affected.

The obligations established by the LGPD would initially become effective in August 2020 (24 months from the date of its publication in August 2018), by which date all legal entities would be required to adapt their data processing activities to these new rules.

However, due to recent developments regarding the Covid-19 outbreak, the president of Brazil has issued Provisional Measure No. 959/2020, which postpones the effectiveness of the LGPD. As a result, the LGPD will become effective on May 3, 2021. This provisional measure is effective for 60 days, extendable for an additional period of a single equal term. It is expected that the Brazilian congress will vote on this provisional measure to turn it into a law.

We are currently evaluating the GDPR, the LGPD, their requirements and their potential effect on our business. Implementation of the GDPR and the LGPD could require changes to certain of our business practices, thereby increasing our costs, and noncompliance with their terms could adversely affect our business. Moreover, additional data protection laws may be enacted in Brazil or in other jurisdictions in which we operate. Any such additional laws may require us to make additional changes to our business practices and may expose us to additional penalties for noncompliance.

Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

All of our employees are represented by labor unions. Our relationships with these organizations are governed by labor agreements or collective bargaining agreements which we negotiate with labor unions. Upon the expiry of such agreements, we are required to renegotiate new agreements with the applicable labor union. As part of these renegotiations, new terms and conditions may be established. In certain cases, these agreements may not be renewed, which could lead to strikes and/or stoppages in our activities and have an adverse impact on our business, financial condition and results of operations. Furthermore, since the enactment of Law No. 13,467/2017, labor agreements and collective bargaining agreements prevail over certain provisions of labor legislation, as stated in items I to XV, of Article 611-A, of the Consolidation of Brazilian Labor Laws (Consolidação das Leis do Trabalho), such as working time arrangements and the manner in which these are recorded, work breaks, and certain employer-specific internal rules, among others. As a result, employers may expand or reduce certain labor rights, provided this is done pursuant to the terms of labor agreements negotiated with unions and/or individual agreements negotiated with the respective employees.

Failure to comply with, obtain or renew the licenses and permits required for our business may have a material adverse effect on us.

We are required to obtain specific licenses with respect to our terminals from the applicable environmental authorities, which are required in connection with the emission, ejection and emanation of products and by-products resulting from distribution activities. We are also required to obtain specific licenses and permits from governmental authorities for rural producers in order to carry out certain of our operations. The laws and regulations which govern these licenses may occasionally require us to purchase and install costly pollution control equipment or to make operational changes to limit our impact on the environment and/or the health of our employees. Any failure to comply with the terms of such laws, regulations and licenses and permits may result in significant financial penalties, criminal sanctions, revocation of operating licenses and permits, and/or the prohibition of certain of our activities.

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

Certain of our products may have adverse effects on consumers (including certain components, raw materials and supplies used to produce these products), including as a result of product contamination or subsequent errors in the production or distribution chain.

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

We may explore growth opportunities in the future through the acquisition or development of greenfield projects or through the expansion of our existing facilities. We may be unable to complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. The factors which may prevent us from doing so include, among other things, (1) our failure to obtain environmental and other licenses; (2) our inability to obtain supplies of appropriate equipment or raw materials; (3) increases in costs and/or decreases in revenue; (4) a lack of qualified workforce; (5) lack of service providers; and (6) our inability to obtain any required financing on satisfactory terms, or at all.

Our greenfield projects and/or expansion of existing facilities require a significant number of service providers. Any inability on our part to enter into contracts with duly qualified service providers who are able to provide the technical services that we require may prevent us from completing our greenfield projects and/or expansions of existing facilities on a timely basis, or at all. In addition, the integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for our current operations. Planned or future greenfield projects or expansions of existing facilities may not enhance our financial performance. Any failure in the implementation of growth projects and/or expansion of existing facilities may have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the possibility of losses related to natural disasters, catastrophes, accidents, fire and other events not in our control, which may have a material adverse effect on our financial performance.

Our operations are subject to certain risks that affect our properties, facilities, permanent passageways, rail banks and inventory, including, among others, fire, which may destroy machinery, equipment and facilities as well as client cargo being transported. Fires, explosions, fuel leaks and other flammable products as well as other environmental events, cargo loss or damage to railroads or cargo loading and unloading terminals, accidents, business interruptions due to political events as well as labor claims, demonstrations by social and/or environmental groups or associations, strikes (of our own employees or of those linked to entities with which we have a relationship, such as port operators), disease outbreaks, such as Covid-19, adverse weather conditions and natural disasters, such as floods, may result in the loss of revenues, assumption of liabilities or cost increases. We are also subject to stoppages and blockades of highways and other public roads, such as the truckers’ strike in May 2018, when Brazilian truck drivers started a national strike for a reduction of taxes levied on diesel and changes in the fuel price policy in Brazil. Stoppages and blockages of highways and other public roads may adversely affect our business and results. Moreover, our operations may be periodically affected by crop shortfalls, landslides and other natural disasters.

Our transportation and handling of cargo exposes us to risks relating to catastrophes, mechanical and electrical failures, collisions and loss of assets. A portion of our freight activities involves petroleum products and other flammable materials, and the presence of such products may aggravate the effects of any catastrophe.

Because our insurance does not cover all potential risks and losses we may incur, the occurrence of a natural disaster of large proportions, catastrophes, cyberattacks, pandemics, mechanical failures, loss of assets or any other of the events referred to above, and any resulting damage to our business, may have a material adverse effect on our business, operating results and financial condition, including as a result of civil, administrative and/or criminal sanctions relating to environmental liability (including civil, administrative and/or criminal sanctions of such nature imposed on our management).

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

As part of our relationships with our customers, we set different credit conditions for each customer based on their perceived creditworthiness. Economic conditions may also affect our customers’ ability to meet their obligations to us. In addition, we are also exposed to other types of counterparty risk, including reputational risk, as well as risks relating to money laundering, embargos, breaches of labor regulations and other related matters.

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

We may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law No. 12.846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.” The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes. When such issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

We obtain funds for our activities through loans from financial institutions, domestic and foreign lenders, and through access to the capital markets. Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, sovereign defaults, political and economic developments in and affecting Brazil such as the “Lava Jato” scandal, among other things. These events have negatively affected general economic conditions. During that period, the cost of raising funds in the debt capital markets has increased substantially while the availability of funds from those markets for Brazilian companies has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining funds from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced (and, in some cases, ceased to provide) funding to borrowers on commercially reasonable terms, or at all. Our failure to obtain the necessary resources on reasonable terms may adversely affect our investment strategy. If we decide to increase our debt levels, we may be subject to risks, including our inability to pay outstanding debt, which may adversely affect our financial condition.

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

We are subject to certain restrictive covenants based on certain financial and non-financial indicators which are set forth in the majority of the indebtedness and finance agreements to which we are a party. The majority of such covenants relate to requirements to comply with certain predetermined levels of leverage.

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

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. In 2017, the United Kingdom’s Financial Conduct Authority, or the FCA, announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated and which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions. In addition, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, and pricing risks arising from changes to benchmark indices could impact pricing mechanisms on some instruments. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may raise additional capital in the future for strategic partnerships or by issuing securities, which may result in a potential dilution of your equity interest.

In light of the intensive capital needs of our operations, we are constantly analyzing alternatives and considering the possibility of entering into strategic partnerships, disposing of assets, or raising additional capital through a public or private issuance of shares and/or securities convertible into or exchangeable for shares. Any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.

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

Strategic partnerships are essential to the continuity of our operations and our growth. If we fail to maintain our existing partnerships or identify new partnerships, or if our business or strategic partnerships are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

We are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Such key personnel include our chairman and controlling shareholder, other members of senior management and certain members of our board of directors. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our key personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, our business is particularly dependent on our chairman, who is also our controlling shareholder. We currently do not carry any key-man insurance.

The Company is indirectly controlled by a single individual who has the majority on the voting rights.

Our controlling shareholder and chairman has the power to indirectly control the Company, including the power to:

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

Currently, because of our share capital structure, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval even if the controlling shareholder comes to own less than 50% of our issued and outstanding share capital. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, our controlling shareholder may make decisions that are contrary to the interests of our other shareholders, and diverge from those of our minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships and engage in new financings or similar operations. As a result, the market price of our shares could be adversely affected.

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

Our compliance and governance policies and our internal controls may not be sufficient to prevent regulatory penalties and reputation damage.

Our compliance and governance policies, which include the review of internal controls over financial reporting, may not be sufficient to ensure that we are able to comply with existing and future legal, regulatory (including applicable anti-corruption and antitrust laws), accounting and other corporate governance requirements and standards. Accordingly, we, our subsidiaries and our affiliates may be subject to violations of our code of conduct and anti-corruption policies, and cases of fraudulent behavior or corrupt or anti-competitive practices by employees, contractors or other agents. Failure to comply with the applicable rules and legislation may subject us, our subsidiaries, our affiliates, our employees, contractors or other agents, to, among other things, litigation, investigations, expenses, fines, loss of operating licenses, reputation damage, preventive arrest warrants, coercive measures and other applicable sanctions, penalties and damage, each of which may adversely affect our business, results of operations and financial condition.

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

In addition, petroleum and petroleum products have historically been subject to price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, given that Petrobras, the only supplier of domestically produced oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results.

As a payment institution (instituição de pagamento) and payment scheme settlor (instituidor de arranjo de pagamento) in Brazil, Payly Soluções de Pagamentos S.A., or “Payly,” is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised of Brazilian Federal Law No. 12,865/13 and related rules and regulations. Any failure by Payly to comply with such legislation could result in disciplinary or punitive action by the relevant regulators. Furthermore, we cannot assure you that Payly will be able to obtain and maintain all required operating licenses. Any of these developments could have a material adverse effect on Payly’s business, financial condition and results of operations.

Raízen Energia, Raízen Combustíveis, Moove, Compass and WX Energy are subject to the application of regulatory penalties in the event of noncompliance with the terms and conditions of their respective authorizations, including the possible revocation of such authorizations.

Raízen Energia performs generation activities in accordance with the regulations applicable to the energy sector and with the terms and conditions of authorizations granted by the Brazilian government through ANEEL. The duration of such authorizations varies from 20 to 35 years.

ANEEL may apply regulatory penalties to Raízen Energia in the event of noncompliance with the authorizations or with the regulations applicable to the energy sector. Such penalties may include, depending on the seriousness of the infraction, warnings, fines (in some cases up to 2% of our revenues for the last 12 months), restrictions on Raízen Energia’s operations, temporary suspension from participating in public bidding procedures to obtain new permissions, authorizations and concessions, prohibition from contracting with ANEEL, and revocation of its authorizations.

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

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen Energia, acquired on July 5, 2018, and Compass, which was acquired on January 31, 2020, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy and Compass’s businesses, especially their operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on both companies’ activities.

We cannot assure you that Raízen Energia, Raízen Combustíveis, Moove, Compass and WX Energy will not be penalized by ANEEL, ANP or other regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, results of operations and financial condition.

We face significant competition, which may have a material adverse effect on our market share and profitability.

The ethanol and sugar industries in which Raízen Energia operates are highly competitive. Internationally, Raízen Energia competes with global ethanol and sugar producers in the United States, India, Thailand, Australia and Europe, among others. Some of Raízen Energia’s competitors are divisions of larger enterprises and may have greater financial resources than Raízen Energia has or than we have. In Brazil, Raízen Energia competes with numerous small to medium-size producers. The Brazilian ethanol and sugar industries remain highly fragmented. Raízen Energia’s major competitors in Brazil are Biosev (the second largest ethanol and sugar producer in Brazil), Tereos—Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha and São Martinho, among others. Each of these producers markets ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. Raízen Energia is not a member of Copersucar.

Raízen Energia also faces strong competition from international producers, particularly in highly regulated and protected markets such as the United States and the European Union. With regard to sugar exports, Raízen Energia faces intense competition from producers all around the world, including India, Thailand, and the European Union, among others. There are global producers of sugar whose costs are lower than those of Brazilian producers, including Raízen Energia, and whose production capacity and prices could lead to a decrease in prices on the global sugar market. Furthermore, Raízen Energia faces very strong competition internationally with regards to ethanol, especially from the United States. Ethanol production in the United States is based on corn-derived ethanol and is undertaken on a larger scale than Brazilian ethanol production. Accordingly, a reduction in corn prices may lead to material reductions in the price of ethanol produced in the United States and result in increased competition in the Brazilian market.

Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government were to create incentives for sugar imports, Raízen Energia could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors might have greater financial and marketing resources, larger customer bases and broader product ranges than Raízen Energia does. If Raízen Energia is unable to remain competitive with these producers in the future, its market share may be adversely affected.

The fuel distribution market in Brazil in Raízen Combustíveis is active and highly competitive. For example, we compete with domestic fuel distributors who purchase substantially all of their fuel from Petrobras and from suppliers based outside of Brazil. There are few domestic competitors, such as Raízen Combustíveis, who import fuels into Brazil. In addition, Raízen Combustíveis competes with producers and marketers in other industries that supply alternative forms of energy and fuel to satisfy the requirements of Raízen Combustíveis’s industrial, commercial and retail consumers. Certain measures currently being taken by participants in the fuel distribution market, including the expansion of their distribution networks, as well as the arrival of new participants, may result in an increase in fuel supply and a consequent decrease in fuel prices, which may have an adverse effect on our business, financial condition and results of operations. Raízen Combustíveis’s main competitor in Argentina is state-owned YPF, which has more than half of the market share in the country.

Moove’s principal competitors in the lubricant market are larger and have substantially greater resources than Moove. Because of their larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstock or intense price fluctuations. The actions of Moove’s competitors could lead to lower prices or reduced margins for Moove’s products, which could have a material and adverse effect on Moove and on our business, results of operations and financial performance.

Competition in the transportation services industry in which Rumo operates is intense and includes (1) competition with other transportation modes, such as road freight; (2) competition with alternative export options for agricultural products through other ports; (3) dependence on operating quality and port and terminal capacity; (4) the limitations established by the maximum tariffs established by the ANTT; (5) a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit our ability to maintain or increase rates, operating margins or growth of Rumo’s business; and (6) establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs. Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. Any new measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may also limit Rumo’s growth prospects. Rumo may also face significant competition from third parties if the granting authority decides to subject its maturing concessions to a rebidding process.

The market for payment processing services, in which Payly operates, is highly competitive. Other providers of payment processing services in the acquirer market have also established a sizable market share in the small and mid-sized merchant processing and servicing sector.

The intense competition in the Brazilian markets in which we operate and the actions of our competitors could lead to lower prices or reduced margins for the products we sell, as well as reductions in our sales volumes, which could have a material and adverse effect on our business, results of operations and financial performance.

Government laws and regulations governing the burning of sugarcane, including requirements in respect of the Legal Reserve, could have a material adverse impact on our business or financial performance.

The state of São Paulo has established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. The costs of complying with existing or new laws or regulations are likely to increase the cost of production, and, as a result, our ability to operate our own mills and harvest our sugarcane crops may be materially adversely affected.

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

Adverse weather conditions may have an adverse effect in our businesses.

Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by sugarcane producers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations, by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, may have a material adverse effect on the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content.

WX Energy, Compass Comercializadora de Energia Ltda. and Compass Geração Ltda., which are energy trading companies, may also be affected by adverse weather conditions, principally reduced rainfall. If rainfall is reduced compared to normal levels, this would result in a decrease in the flow of rivers, a reduction in the reservoirs of the hydroelectric plants, and adversely affect the generation of energy thereby leading to an increase in the price of energy traded in the local market.

During the third and fourth quarters of 2014, a severe drought affected southeast Brazil, Comgás’s concession area, during which time residents were encouraged to save water. As a relevant portion of Comgás’s revenues is derived from the residential segment, and a significant portion of natural gas used by residential consumers is used for heating water, Comgás experienced a decrease in its net revenues derived from the residential segment. Therefore, our and Comgás’s business may be materially affected by unusual climate patterns.

Rumo’s operations may be adversely affected by climatic conditions. For example, excessive rainfall may result in a deterioration in the conditions of railroads and an increase in transit time, which may lead to losses. Infrastructure deficiencies resulting from adverse weather conditions, among other things, may make it more difficult to conduct business in the areas in which Rumo operates.

In Brazil, Petrobras is the main supplier of base oils, the primary distributor of fuel and the dominant company in the natural gas sector. In the event of an interruption of supply of fuels from Petrobras, significant disruption to Raízen Combustíveis’s, Comgás’s and Moove’s operations and sales may occur.

Petrobras is the principal supplier of fuel in Brazil and the distribution policies it sets forth directly affect the Brazilian energy matrix. With the discoveries in the pre-salt oil fields, and the beginning of production in the Santos basin, which is located close to our concession area, we face uncertainties regarding the production of alternative fuel. Petrobras is also the subject of “Lava Jato” investigations by the Brazilian Federal Police, the Brazilian Federal

Prosecutor’s Office, the CVM and the SEC in connection with corruption allegations, which could cause disruption in Petrobras’ activities. Significant disruption to our fuel, lubricant and natural gas sales may occur in the event of an interruption of supply from Petrobras. Any interruption would immediately affect our ability to provide fuel, lubricant and natural gas products to our customers. If we are not able to obtain an adequate supply of fuel, base oil and natural gas products from Petrobras under acceptable terms, we may seek to meet our demands through purchases on the international market. The cost of fuel and base oil products on the international market may be more expensive than the price we obtain through Petrobras.

In addition, we may be adversely affected if Petrobras significantly modifies its business plan or reduces its activities related to the distribution of fuel in Brazil. In particular, the most recently published divestment plan of Petrobras suggests that Petrobras is scaling back its positions in logistics, which may result in disruption of logistics services and changes to distribution policies, which may adversely affect the competitiveness of fuel distributors.

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

Raízen Energia is also subject to seasonality with respect to demand for the energy which it generates and sells. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location and consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors.

Furthermore, Rumo is subject to the seasonality that influences the sugar production cycle and grain harvest. During the peak months of each harvest, there is higher demand for transport and logistics operations.

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

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. As of December 31, 2019, we had recorded a provision totaling R$1,354.2 million for proceedings in which we deem the risk of loss as probable (equivalent to R$943.5 million net of judicial deposits or restricted bank accounts). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (1) in their capacity as officers of the predecessor entity of Raízen Energia for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market, (2) in their capacity as officers of Raízen Energia and Cosan S.A. for alleged tax evasion carried out by these entities and (3) in their capacity as officers of the predecessor entities of Raízen for the crimes of disobedience and pollution in connection with the alleged burning of sugarcane contrary to a judicial decision. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected.

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

The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminals and storage facilities and various means of transportation and distribution facilities. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•	catastrophic events, including hurricanes, floods and fire;

•	environmental matters (including environmental licensing processes or environmental incidents, contamination, wildlife preservation obligations and others);

•	labor difficulties (including work stoppages, strikes and other events);

•	changes to legislation; and

•	disruptions in the supply of our products to our facilities or means of transportation.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason could subject us to liability in judicial, administrative or other proceedings, even for disruptions caused by events outside of our control. If we are held liable for such events, our business, financial condition, results of operations and cash flow would be materially adversely affected.

For example, between May 21 and May 31, 2018, Brazil suffered an extensive nationwide trucking strike. With trucks stopped and blocking highways, fuel refineries and terminals, food and medical supplies ceased being delivered to distribution points. The stoppage began to subside on May 27, 2018, after representatives of the trucking industry and the Brazilian government reached an agreement. We estimate that the nationwide trucking strike impacted our results (principally those of Raízen Combustíveis) by approximately R$220 million during the fiscal year ended December 31, 2018.

Volatility in the price of the products we sell, through subsidiaries and joint ventures, may have a material adverse effect on us.

Our results of operations may be significantly affected by volatility in the prices of the products we sell, through subsidiaries and joint ventures. The prices of these products are subject to significant fluctuation as a result of domestic and international demand, production volumes and global stock levels. Price volatility may have a significant impact on our results of operations, particularly if our revenues fall below our production costs.

The prices at which our subsidiaries and joint ventures are able to sell their products depend on market conditions, both in Brazil and internationally, which are outside of our control. The prices at which our subsidiaries and joint ventures are able to sell their products have a significant impact on our results of operations. As is the case with other commodities, the prices of the products we sell, through subsidiaries and joint ventures, are subject to significant fluctuation as a result of natural disasters, harvest levels, agricultural investments, governmental policies (in particular with regard to the agricultural sector), trade policies, changes in supply and demand patterns, increases or decreases in purchasing power, the production of similar or competing products and other factors beyond our control. A significant portion of our products are also traded on commodities exchanges and their prices may therefore be affected by speculation on financial markets.

In addition, the price of sugar is also affected by the obligation to comply with certain requirements relating to exports and the consequent effects on supply within Brazil. As a result, the price of sugar has historically been subject to greater volatility than the prices of other products. Sugar prices may decrease as a result of, directly or indirectly, competition from alternative sweeteners, including saccharine and high fructose corn syrup, changes in agricultural policies or international or Brazilian trade policies (including those mandated by the World Trade Organization).

Any significant or prolonged decrease in the price of sugar and/or ethanol may have adverse effects on our business, financial condition and results of operations.

The production of lubricants, natural gas transportation and the storage and transportation of fuel products and lubricant products are inherently hazardous.

The complex manufacturing operations performed at (i) Raízen’s facilities (mills, terminals and its refinery in Argentina), (ii) Comgás (infrastructure used in the distribution of piped natural gas), (iii) Moove (a lubricants oil blending plant), and (iv) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of these could result in a suspension of operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also have a material adverse effect on our manufacturing operations and results of operations. Disruption of transportation and logistics services or insufficient investment in public infrastructure could have a material adverse effect on operating results.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture and certain other of our subsidiaries are subject to various put and call options and termination provisions.

Shell and Cosan S.A. have entered into certain definitive agreements with respect to the Joint Venture. Specifically, these agreements set forth the rights and obligations of each shareholder in respect of Cosan S.A.’s and Shell’s interest in the Joint Venture and establish certain options whereby Cosan S.A. or Shell may acquire the other shareholder’s interest in the Joint Venture, certain lock-up provisions, rules governing intra-group transfers regarding the economic group of Cosan S.A. and Shell, and remedies for fundamental breaches of the documentation governing the incorporation and operation of the Joint Venture. If triggered, these provisions may cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031.

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed-date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by Shell or Cosan S.A. in certain circumstances, including, among others, (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control and (v) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Shell and Cosan S.A. agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

If any of these or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements, our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

The modification, suspension, cancellation or non-renewal of the tax benefits which we have been granted could have a material adverse effect on us.

We benefit from certain federal, state and municipal tax incentives, benefit programs and special regimes, including reductions in corporate income tax, suspensions of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses on certain products, reductions in ICMS on certain activities, and suspensions or reductions in certain other taxes (including import duties, tax on industrial products (Imposto sobre Produtos Industrializados) and certain other social security charges). We cannot assure you that these tax benefits will be maintained or renewed or that we will be able to obtain new tax benefits. If we lose our existing tax benefits due to our noncompliance with future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, canceled or not renewed, we could be materially and adversely affected.

Risks Related to Raízen

Raízen operates in industries in which the supply, demand and market price for its products are cyclical and are affected by general economic conditions in Brazil and globally.

The ethanol and sugar industries, globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand. Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that they cultivate or is provided to them by farmers located near the plants. Crop yields and sucrose content of sugarcane mainly depend on weather conditions, such as rainfall and temperature, which may vary and may be influenced by global climate change.

Weather conditions have caused volatility in the ethanol and sugar sectors and, consequently, in Raízen’s operational results by causing crop failures or reduced harvests. Floods, droughts and frosts, which can be influenced by global climate change, may affect the supply and prices of the agricultural commodities Raízen sell and use in their business. Future climate conditions may reduce the quantity of sugar and sugarcane obtained in a given crop or the sucrose content of the sugarcane. In addition, Raízen’s production of sugar and ethanol is contingent on their ability to incur capital expenditures to renew sugarcane crops.

Historically, the international sugar market has experienced periods of limited supply, causing sugar prices and industry profit margins to increase, followed by an expansion in the industry that results in oversupply, causing declines in sugar prices and industry profit margins. In addition, fluctuations in prices for ethanol or sugar may occur, for various other reasons, including factors beyond Raízen’s control, such as:

•	reduced demand for motor vehicles powered by internal combustion engines;

•	fluctuations in gasoline prices;

•	fluctuations in competitors’ production capacities; and

•	the availability of substitute goods for the ethanol and sugar products produced.

The prices that may be obtained for sugar depend, in large part, on prevailing market conditions. These market conditions, both in Brazil and internationally, are beyond Raízen’s control. The wholesale price of sugar has a significant impact on profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products and other factors beyond Raízen’s control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and results of operations.

The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to high historical volatility. Competition from alternative sweeteners, including saccharine and high-fructose corn syrup, known as “HFCS,” changes in Brazilian or international agricultural or trade policies, or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on Raízen’s and our financial performance.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply of, and demand for, gasoline, and Raízen’s business and financial performance may be materially adversely affected by fluctuations in the demand for and/or price of gasoline. The increase in the production and sale of flex-fuel vehicles (hybrid vehicles that run on ethanol or gasoline, or both, combined in any proportion) has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline-only cars. This favorable tax treatment may be eliminated and the production of flex-fuel vehicles may decrease, which could adversely affect demand for ethanol.

If Raízen is unable to maintain sales at generally prevailing market prices for sugar and ethanol in Brazil and internationally, or if it is unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, its ethanol and sugar business and cash flow may be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.

Ethanol prices are directly influenced by sugar and gasoline prices, so that a decline in those prices will adversely affect both our ethanol and sugar businesses.

The price of ethanol generally is closely associated with the price of sugar and is increasingly becoming correlated to gasoline prices in local markets. A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between them may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a correlation between Brazilian ethanol prices and world sugar prices.

Because flex-fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business, including on its cash flows.

The Brazilian government’s regulation of the energy sector may adversely affect our business and financial performance.

Raízen’s current total installed energy cogeneration capacity is used to generate energy for our own industrial operations and to sell surplus energy to the Brazilian energy grid. The Brazilian government regulates the energy sector extensively. Raízen may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation of more stringent criteria for qualification in future public energy auctions, in addition to lower prices, may adversely affect our results of operations from our cogeneration business.

Any failure in the implementation of these plans may have a material adverse effect on our business, financial condition and results of operations.

A reduction in market demand for ethanol or a change in governmental policies requiring that ethanol be added to gasoline may have a material adverse effect on our business.

Raízen produces and sells three different types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol flex-fuel vehicles consume in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex-fuel vehicles (as opposed to anhydrous ethanol, which is used as an additive to gasoline).

Governmental authorities of several countries, including Brazil and the United States, currently require the use of anhydrous ethanol as an additive to gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or “CIMA,” has set the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1 dated March 4, 2015, the current anhydrous ethanol percentage for regular gasoline is 27% and for additive/premium gasoline is 25%. Approximately one half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex-fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex-fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex-fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply of, and demand for, gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material adverse effect on our business, results of operations and financial condition.

Raízen may be adversely affected by a shortage of sugarcane or by high sugarcane costs.

Sugarcane is the principal raw material used by Raízen Energia (a company which we jointly control with Shell) for the production of ethanol and sugar. As of December 31, 2019, sugarcane purchased from suppliers accounted for 52% of Raízen Energia’s total crushed sugarcane. Raízen generally enters into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2019, Raízen also leased approximately 460,000 hectares to produce its own sugarcane in contracts with an average term of 12 years.

Raízen’s supply of sugarcane in Brazil may be significantly reduced as a result of the termination of supply contracts or lease agreements, which may result in a shortage of sugarcane supply and an increase in the price of sugarcane. If there is a shortage of sugarcane or any supply contracts or lease agreements are terminated, Raízen Energia may experience a material reduction in the sugarcane available for processing or an increase in sugarcane prices, which may have a material adverse effect on our business, results of operations and financial condition.

In Brazil, the price of sugarcane may increase as a result of changes in the criteria established by the Association of Producers of Sugarcane, Sugar and Ethanol of the State of São Paulo (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Consecana,” which is composed of sugarcane producers and sugar mill operators. The price of sugarcane is set in supply agreements, lease agreements and partnership agreements and is partially fixed and partially variable, as provided for in the criteria set forth by Consecana. As a result, any changes to the criteria established by Consecana may lead to an increase in the cost of sugarcane, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, in certain cases, as a result of the price-setting formulas in the contracts which Raízen has entered into with our customers, Raízen may not be able to pass on the full amount of these cost increases to its customers. This may have a material adverse effect on our business, financial condition and results of operations.

Raízen may be subject to expropriation of real estate intended for rural production.

The real estate used by Raízen, or by third parties with whom Raízen maintains a partnership or lease relationship, for the cultivation of sugarcane may be unilaterally expropriated by the Brazilian government for purposes of public and social interest, and we cannot assure you that the payment of the indemnification that they may have to pay to Raízen will be fair. Pursuant to Brazilian law, the Brazilian government may expropriate the real estate of rural producers where the sugarcane is planted by necessity or for public utility or social interest, partially or totally. In the event of expropriation, we cannot assure you that the price paid by the Brazilian government will be fair or equivalent to the market value, or that it will effectively and adequately compensate Raízen for the amounts invested. Accordingly, any expropriation of any real estate used by Raízen, or by third parties with whom Raízen maintains partnership or lease relationships, may adversely and significantly affect Raízen’s financial situation and results, and may also impact Raízen’s activities, which may have a material adverse effect on our business, financial condition and results of operations.

Social movements may affect the use of Raízen’s agricultural properties or cause damage to them.

Social movements are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those in which Raízen owns or leases property, remedies such as police protection or eviction procedures might be inadequate or non-existent. As a result, we cannot assure you that Raízen’s agricultural properties will not be subject to invasion or occupation by any of such social movements. Any invasion or occupation may materially impair the use of our lands and have a material adverse effect on Raízen’s and our business, financial condition, and results of operations.

Raízen Energia’s sugar and ethanol products are sold to a small number of customers who may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of Raízen Energia’s sugar and ethanol is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intense competition in the ethanol and sugar industries further increases the bargaining power of customers, which may have a material adverse effect on Raízen Energia’s sales volumes and, consequently, on us.

Raízen Energia’s export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended December 31, 2019, Raízen Energia’s net sales from exports represented 20.6% of Raízen Energia’s total net sales, while in the year ended December 31, 2018, the net sales from exports represented 23.6% of Raízen Energia’s total net sales. Furthermore, in the fiscal year ended December 31, 2019, Raízen Energia’s net sales from sugar exports were R$2,428.1 million, representing 8.4% of its total net sales for the period. In the year ended December 31, 2018, Raízen Energia’s net sales from sugar exports were R$2,452.4 million, representing 12.4% of Raízen Energia’s total net sales for the period. Further, in the fiscal year ended December 31, 2019, Raízen Energia’s net sales from exports of ethanol were R$4,791.0 million, representing 16.6% of Raízen Energia’s total net sales for that period, and in the year ended December 31, 2018, Raízen Energia’s net sales from ethanol exports were R$2,314.5 million, representing 11.7% of Raízen Energia’s total net sales for that period.

Exports of ethanol are subject to factors beyond our control which may affect the competitiveness of Brazilian ethanol in other markets, such as import regulations, tax legislation, incentives for local production and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. Raízen Energia’s and our future financial performance will depend, to a significant extent, on economic, political and social conditions in Raízen Energia’s main export markets.

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue, we may not be able to expand our export activities at the rate we currently expect, or at all, which could have a material adverse effect on our business, results of operations and financial condition. Also, if new trade barriers are established in our key export markets, Raízen Energia may face difficulties in reallocating products to other markets on favorable terms, and both Raízen Energia’s and our business and financial performance may be adversely affected.

Raízen Energia may be adversely affected if the outsourcing of mechanized sugarcane cutting becomes prohibited.

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

Raízen is subject to risks arising from legal proceedings based on claims related to alleged breaches of the intellectual property rights of third parties. Raízen may alter the way in which it produces, in whole or in part, products which third parties allege infringe their intellectual property rights and/or pay significant indemnification amounts, royalties or licensing fees in connection with the use of third parties’ patents or copyrighted materials. The filing of a lawsuit or the review of a product that is in violation of third parties’ intellectual property rights may adversely affect Raízen’s reputation and the demand for our products. In addition, new lawsuits require the attention of Raízen’s management, as well as additional defense costs and, in certain cases, the establishment of provisions that could affect our results.

Any mismatches between the cash outflows for the payment of litigation costs of Raízen and the time of receipt of the related reimbursement by the Joint Venture’s shareholders may lead to pressures on Raízen Energia’s and Raízen Combustíveis’s cash flows.

Pursuant to the framework agreement which was entered into during the formation of the Joint Venture, Raízen has agreed that it will reimburse Cosan S.A. and Shell or will be reimbursed by them, as applicable, for any amounts received or paid in connection with legal proceedings, provided that the triggering events for such payments or receipts occurred before the formation of the Joint Venture on June 1, 2011 and provided that any such sums have actually been paid or received.

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

Crop disease and pestilence may strike our crops which may result in destruction of a significant portion of the harvest.

Crop disease and pestilence can occur from time to time and have a devastating effect on Raízen’s crops, potentially rendering useless or unusable all or a substantial portion of affected harvests. Even when only a portion of the crop is damaged, Raízen’s business, results of operations and financial condition could be adversely affected because we may have incurred a substantial portion of the production cost for the related harvest. The cost of treatment of crop disease tends to be high. Any serious incidents of crop disease or pestilence, and related costs, may adversely affect Raízen’s production levels and, as a result, our net sales and overall financial performance.

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

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, which allows them to lower the prices they charge. These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including us, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices. The final prices for fuels are calculated based on the taxes levied on their purchase and sale, among other factors. If such practices become more prevalent, it could lead to lower prices or reduced margins for the products Raízen sells, which could have a material adverse effect on our business, results of operations or financial condition.

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

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases have been implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on Raízen Energia.

Raízen depends on third parties to provide our customers and us with facilities and services that are integral to Raízen’s business.

Raízen has entered into agreements with third-party contractors to provide facilities and services required for its operations, including storage facilities and transportation services for ethanol and sugar operations. The loss or expiration of agreements with third-party contractors or the inability to renew these agreements or to negotiate new agreements with other suppliers at comparable rates could harm Raízen’s business and financial performance. Raízen’s reliance on third parties to provide essential services on its behalf also reduces its control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from production facilities to export facilities and expose Raízen to the risk of liability for environmental damage caused by such third parties. Raízen is expected to be dependent on such agreements for the foreseeable future, and if Raízen enters any new market segments, in will need to have similar agreements in place.

Brazilian labor authorities previously prohibited the outsourcing of activities considered to be part of an entity’s core business. Noncompliance with this prohibition could result in fines and a requirement that the outsourcing be terminated. However, the Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. Moreover, recently enacted labor legislation has explicitly allowed the outsourcing of activities considered to be part of an entity’s core business provided that certain conditions are complied with. While we expect that these legal developments will make it easier to outsource activities to third-party contractors, we still face the risk that (i) we may be held indirectly liable when third-party contractors fail to comply with their labor obligations, and (ii) we are held jointly and severally liable with our third-party contractors where they fail to comply with their labor obligations if it is proven that there was a direct relationship between us and the outsourced employees, or in cases of fraud. Any such developments could have a material adverse effect on Raízen and, consequently, on us.

Risks related to developments in international trade may negatively affect Raízen’s business.

Sugarcane derivatives such as sugar and ethanol are key commodities, as sugar is consumed as food in many countries and ethanol accounts for a significant portion of the energy consumption of Brazil and certain other countries. As is the case with other commodities, the prices of sugarcane derivatives in international markets may fluctuate as a result of the imposition of tariff and non-tariff barriers, such as embargos, sanitary restrictions, quotas, taxes, international trade disputes and other matters. Any fluctuation in the price of sugarcane derivatives as a result of developments in international trade may affect our ability to produce, sell and/or export our products and consequently have a material adverse effect on Raízen’s business, financial condition and results of operations.

Raízen Combustíveis may not be able to successfully integrate the operations of Shell Argentina and faces other risks associated with the acquisition.

Raízen Combustíveis may not be able to successfully integrate Shell Argentina into its business, or successfully implement appropriate operational, financial or administrative systems and controls to achieve the benefits that we expect to result from the acquisition of Shell Argentina. The risks faced by Raízen Combustíveis include, but are not limited to, the (1) failure of Shell Argentina to achieve expected results; (2) inability to retain key personnel of Shell Argentina; (3) failure to successfully migrate Shell Argentina’s current customer and supplier relationships to the business as acquired by us; and (4) possible inability to achieve expected synergies or economies of scale. In addition, the business of Shell Argentina could cause interruption of, or loss of momentum in, the activities of the existing business of Raízen Combustíveis. The diversion of our management’s attention and any delays or difficulties encountered in connection with the integration of Shell Argentina could adversely affect the business, results of operations or prospects of Raízen Combustíveis.

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

Risks Relating to Comgás

Raw material and supply service costs are subject to wide fluctuations that could have a material adverse effect on Comgás’s results of operations.

Raw materials used in Comgás’s business and the cost of services it engages for the distribution of natural gas are subject to wide fluctuations depending on market conditions. These prices are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies, tariff adjustments and global effects of supply and demand. We cannot assure you that Comgás’s tariff adjustment will be conducted in a timely manner or be sufficient to reflect and/or offset increases in inflation, operation costs and expenses, amortization of investments and taxes. As a result, Comgás might not be able to pass on the increase in its cost structure to its customers, which could decrease its profit margin and result in a material adverse effect on Comgás’s and our business, financial condition and results of operations.

Transporting gas involves numerous risks that may result in accidents and other operating risks and costs that could adversely affect our results of operations, cash flows and financial condition.

Through Comgás, our activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of our operations, which in turn could lead to substantial losses. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events, if not fully covered by insurance, could adversely affect our results of operations, cash flows and financial condition.

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

Renewal of Comgás’s natural gas concession agreement is not guaranteed, the terms Comgás will receive if such renewal is granted could adversely affect our results of operations, cash flows and financial condition, and Comgás’s growth strategy would be materially adversely affected if we cannot obtain new concessions on similar terms or if its existing concession is terminated.

We, through Comgás, carry out our natural gas distribution activities pursuant to a concession agreement entered into with the government of the state of São Paulo and regulated by ARSESP for a 30-year term with a one-time possibility of renewal for an additional 20 years at the discretion of the government of the state of São Paulo, subject to certain conditions, including approval by ARSESP. The Brazilian Constitution (Article 175) requires that all concessions relating to public services be awarded through a public bidding process.

Due to the discretionary power of the government of the state of São Paulo in granting the renewal of Comgás’s concession agreement, we cannot assure you that the concession agreement will be renewed, or that it will be renewed on the same terms. Moreover, pursuant to the terms of our concession agreement, the government of the state of São Paulo may terminate our concession agreement upon the occurrence of certain conditions. If the concession agreement is not renewed, or is renewed with less favorable terms, or is terminated, our business, financial condition and results of operations will be materially adversely affected.

Comgás is subject to regulation, control and supervision of ARSESP, which could affect our financial performance. ARSESP establishes the maximum values of Comgás’s rates and regulates and supervises its business. Pursuant to Comgás’s concession agreement, every five years—or whenever ARSESP deems the economic and financial balance of the concession agreement to be adversely affected due to the variation of costs incurred by Comgás—Comgás’s rates are reviewed by ARSESP, which directly affects Comgás’s margins and its results, either positively or negatively. Such margins are adjusted annually by the IGP-M minus the efficiency factor determined for each tariff cycle by ARSESP. As a result, the implementation of Comgás’s growth strategy and the normal course of its business may be adversely affected by government actions, which could have a material adverse effect on us.

We cannot guarantee that changes arising from the tariff review process will be supportive of our strategy in our subsidiary Comgás.

The principal rights and obligations of the holders of concessions are included in the concession agreement and in the regulations established by ARSESP. Among the items provided in the concession agreement is the tariff review, which should occur in five-year cycles and serves to reestablish the economic and financial balance of the concession, setting the average margin for the cycle and the rates that will apply for each segment. We cannot assure you that in the future tariffs will be set at a level that would permit us to continue to operate profitably.

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

Risks Related to Moove

Moove’s international operations expose it to political and economic risks in other countries.

Our lubricants business, “Moove” (consisting of CLE, Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants,” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L” and Commercial Lubricants Moove Corp, or “Moove Corp,” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube,”) derives approximately 2.4% of its revenues from exports, as it distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay and Uruguay. In addition, in July 2012, we acquired Moove Lubricants, which produces and distributes lubricants throughout Europe and Asia. In 2017 we also acquired Stanbridge, which distributes lubricants and fuels in the United Kingdom. In addition, Moove has started a new distribution operation under the Mobil brand in Spain, France, Portugal, the United States and Argentina, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. In the end of 2018, Moove also acquired Moove Corp, which distributes lubricant in the United States, in the states of New York and New Jersey.

Moove’s international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (1) foreign exchange controls; (2) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (3) potentially negative consequences resulting from changes to regulatory requirements; (4) difficulties and costs associated with our observance of different laws, treaties and complex international regulations; (5) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (6) imposition of trade barriers; and (7) limitations on the repatriation of undistributed profits. The realization of any of these risks may have a material adverse effect on Moove’s and our business, results of operations or financial condition.

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

On November 1, 2017, we acquired Stanbridge, which distributes lubricants and fuels in some regions of the United Kingdom. The company had an exclusive supply service contract with the company operating Heathrow Airport to supply fuel, fuel management services and certain other products and services to Heathrow Airport. This contract was due to terminate on November 1, 2019 but was extended to May 31, 2020. While negotiations have begun to renew this agreement starting on June 1, 2020, we cannot assure you that such negotiations will be successful. Failure to renew such agreement could materially and adversely affect our results of operations.

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

Risks Related to Cosan Logística

Rumo depends on a few major customers for a significant portion of its revenue.

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, Amaggi, Louis Dreyfus and COFCO. In the fiscal year ended December 31, 2019, Bunge accounted for 10.9% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 45.3% of its total net revenue from services. In the fiscal year ended December 31, 2018, Bunge accounted for 13.9% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 48% of Rumo’s total net revenue from services in the same period.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, ADM, Amaggi, Louis Dreyfus and COFCO. In the fiscal year ended December 31, 2019, Bunge accounted for 12.3% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 51.1% of its net revenue from services in that sector. In the fiscal year ended December 31, 2018, Bunge accounted for 15.6% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 53.9% of its net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Engelhart, Raízen, COFCO, Sucres, Gavilion and Glencore. In the fiscal year ended December 31, 2019, Engelhart and Raízen accounted for 22.8% and 13.6%, respectively, of Rumo’s net revenue from services in the port elevation sector, while the other clients in the port elevation sector collectively accounted for 70.0% of its net revenue from services in that sector. In the fiscal year ended December 31, 2018, Engelhart accounted for 17.8% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 70% of its net revenue from services in that sector.

Bunge is the principal customer of Rumo’s Northern Operations and Southern Operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, and loads cargo in transshipment terminals destined for ports which Rumo operates. Any major change in the volume of business from this customer may adversely affect Rumo’s revenue, in particular with regard to export corridors.

We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any change by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired. Failure to renew or otherwise extend these agreements may adversely affect Rumo’s and our business, financial condition and results of operations.

Rumo’s significant debt could adversely affect its financial health and prevent it from fulfilling its debt obligations, which would have a material adverse effect on us, our financial condition and our results of operations.

Rumo has a significant amount of debt. As of December 31, 2019, Rumo’s gross debt was R$11,719.7 million, of which R$1,064.8 million was short-term debt.

Rumo’s debt level and the composition of its debt could have important consequences to its business. For example, it could: (1) require Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on Rumo’s debt, which will reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit its flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (3) limit its ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (4) place Rumo at a competitive disadvantage compared to our competitors that have less debt. Any of the aforementioned developments could have a material adverse effect on Rumo as well as on us, our financial condition and results of operations.

Significant deterioration in Rumo’s short-term liquidity could materially affect our business, result of operations and financial condition.

If Rumo fails to improve its short-term liquidity, we may face difficulties in fulfilling its obligations relating to financing agreements, and agreements with suppliers and/or subcontractors, among others. For example, as of December 31, 2019, Rumo’s material contractual financial liabilities maturing in less than one year totaled R$3,379.2 million (amortization and interest), while such obligations with maturities between one to two years totaled R$2,027.6 million (based on contracted undiscounted cash flow). Rumo’s failure to comply with these obligations and/or other undertakings may have a material adverse effect on our business, results of operations and financial condition.

If Rumo’s cash flow is impaired, Rumo may not be able to maintain its short-term liquidity and may face difficulties in meeting its obligations pursuant to its financing agreements, and contracts with suppliers and/or subcontractors, among others. Any failure by Rumo to comply with these and/or other obligations may, in turn, materially impact Rumo’s and our business, results and financial condition.

Rumo’s concessions to operate port terminals are subject to expiration, limitation on renewal and early termination by the granting authority.

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). This property is leased pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law (Law No. 12,815/2013) and Article 19 of Decree No. 8,033/2013, recently amended by Decree No. 9,048/2017, lease agreements may be extended up to the limit of 70 years. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated amount of R$308 million, of which approximately 85% has already been invested by Rumo and/or its subsidiaries.

Rumo also holds equity interests in: (i) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk, as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (ii) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (iii) Terminal de Granéis do Guarujá (TGG) located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte S.A., or Malha Norte, via a leasing agreement due to expire in 2027; and (iv) Terminal Marítimo do Guarujá (TERMAG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2027.

There is an ongoing legal proceeding regarding whether the lease agreements (as amended) relating to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá should be subject to the public binding procedures. This proceeding is currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). With regard to the Portofer lease agreement, there is a public civil action filed by the Brazilian Federal Prosecutors’ Office to challenge the legal validity of the agreement.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations relating to Terminals 16 and 19, its lease may be terminated early pursuant to the Concessions Law (Law No. 8,987/1995), which applies to port leases. Below is a list of the termination events applicable to Rumo’s port lease agreements:

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

Any of the aforementioned developments could have a material adverse effect on Rumo as well as on us, our financial condition and results of operations.

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

Pursuant to the New Ports Law, there is no longer a distinction between third-party and own cargo handled at private port terminals; that is, the activities carried out in private terminals will be identical to those performed at public terminals with respect to the rendering of services. As a result, public ports are expected to face higher competition from the potential increase in development of operations in private ports. Accordingly, new port lease grants may be carried out by the Brazilian federal government, which may affect inter-and intra-port competition.

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

Encampação is the seizure of the service by the granting authority during the concession term to the benefit of public interest, by means of a specific authorizing law and after payment of an indemnity. The granting authority may declare the forfeiture of the agreement in the cases in which the concessionaire recurrently defaults on its obligations, or annulment in the cases in which the bid documents for the concession or the concession agreement are tainted by unlawful provisions, or declare penalties, due to total or partial non-performance of the agreement. The granting authority may forfeit the concession when, among other events: (1) the service is being rendered in an inadequate or insufficient manner, according to the norms, criteria, indicators and parameters defining the quality of the service; (2) the concessionaire breaches contractual, regulatory or legal provisions concerning the concession; (3) the concessionaire interrupts the service other than for acts of god or force majeure events; (4) the concessionaire no longer possesses the economic, technical or operational conditions required to adequately render the services under the concession; and (5) the concessionaire does not comply with the penalties imposed for breaches within the established deadlines.

Upon termination of a concession, the leased or operated assets revert to the granting authority, and the amount of compensation received may not be sufficient to cover the losses incurred by us as a result of such early termination. In addition, certain creditors may have priority with regard to such compensation.

In addition, pursuant to the terms of Rumo’s concession agreements, the granting authority may intervene in the concession to ensure that the relevant services are being provided as well as to ensure compliance with the applicable contractual clauses and legal and regulatory norms.

An early termination of Rumo’s concession agreement, as well as the imposition upon Rumo of penalties associated with such termination and interventions in our management, may have a material impact on Rumo’s operating results and affect our payment capacity and ability to meet our financial obligations.

Rumo may not obtain early renewals of the Malha Sul and Malha Oeste concession agreements, currently under review by the ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreements for Malha Sul and Malha Oeste expire in 2027 and 2026, respectively. In September 2015, Rumo filed formal requests with the ANTT for early renewal of such agreements.

In the meantime, Law No. 13,448/2017 was enacted following the conversion into law of Provisional Measure No. 752/2016 which defines the general rules governing extensions of concessions, including early renewals, as well as rebidding of partnership contracts of the federal public administration pursuant to the provisions of Law No. 13,334/2016, in the road, rail and airport sectors. Pursuant to the terms of the new law, the granting authority will perform rebidding if there is a breach of contract or if the concession holders are no longer capable of fulfilling the contractual and financial obligations originally undertaken. In the case of early renewals, rail concession holders must demonstrate provision of adequate services, including compliance with production and safety targets or of safety targets set forth in the applicable contracts, pursuant to the provisions of article 6, paragraph 2 of Law No. 13,448/2017. In addition, contract amendments must contain a timeline for required investments and include measures to discourage potential noncompliance or delay in complying with obligations (such as the annual rebalancing discount and the additional grant payment).

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

Rumo will incur additional liabilities in case of an extension of the Malha Paulista concession agreement.

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Malha Paulista with the ANTT. The amendment was reviewed and authorized by the TCU pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). As a result, the term of the Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations. Furthermore, the new grant amount for the concession will be approximately R$2.9 billion (as of December 2017) to be paid in quarterly installments over the course of the agreement’s term, which is expected to expire in 2058, and investments to be made are estimated at R$6.1 billion (as of December 2017) over the same period.

Rumo’s Brazilian rail tariffs are subject to a maximum rate established by the Brazilian government.

Under Rumo’s rail network concession agreements, tariffs for our rail freight services are subject to a maximum rate. Maximum tariff rates that Rumo is allowed to charge are adjusted for inflation according to variations in the IGP-DI index (or a substitute index) in accordance with applicable Brazilian law or concession agreements. Currently, tariff adjustments are performed on an annual basis, at different months of the year, depending on the terms of each concession agreement. Additionally, the tariffs Rumo charges for rail freight services on our rail network can be revised upwards or downwards if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial balance, or as determined by the Brazilian government every five years. The mechanisms for restoring the financial balance are defined in Brazilian law or in the agreements and must be requested by the non-breaching party along with adequate economic evidence. Rumo’s tariffs are currently below the maximum tariff levels allowable under Rumo’s concession agreements. In 2012, the ANTT implemented a review of reference rates that altered the original methodology for defining such rates. The use of revised rate charts could affect Rumo’s capacity to generate revenues, as such review revised most rates downwards and established a cap for Malha Norte, which originally was not subject to a cap. Before Cosan S.A., through its then-subsidiary Rumo Logística, acquired 100% of the common shares of ALL on April 1, 2015, ALL obtained an injunction suspending the application of such revised rate charts by the ANTT and, therefore, is not subject to them. However, we cannot assure you that in the future tariffs will be set at a level that would permit Rumo to continue to operate profitably.

Rumo may be subject to stricter environmental requirements, which could have an adverse effect on our business.

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

Rumo is unable to estimate the amounts it may have to spend in order to fully implement the regularization plan presented to CETESB. If these amounts are significant, Rumo’s business, operating results and financial condition could be materially and adversely affected.

Rumo had a license waiver for the Santos Terminal. Before the publication of Board Decision No. 210/2016/I/C, it had been determined that terminal licenses would be carried out by IBAMA. On August, 28, 2017, Rumo filed with IBAMA all documentation necessary for the environmental characterization protocol, aiming for the regularization of the project. An inspection was carried out and the terms of reference for the environmental regularization report draft, or RRA, and for risk management studies inherent to the activities developed by the enterprise were issued. These documents were filed on December 21, 2018, and the environmental agency requested that additional information be provided, which is in progress as of the date hereof. The RRA is still waiting for the agency’s technical opinion.

We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.

During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office. At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings nor the measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. The Federal Accounting Court (Tribunal de Contas da União), or “TCU,” is also reviewing the investments made by FI-FGTS in our subsidiary Brado Logística and in ALL. We have filed our challenge, highlighting that the investment had a financial return that can justify it. As of the date of this annual report, the TCU has not issued any decision on this investigation.

Rumo may not have access to new financing on favorable conditions to meet its capital needs and fulfill its financial obligations.

Rumo relies on obtaining financing and refinancing of existing loans in order to operate its business, implement its strategy and grow its business. Rumo needs bank guarantees to obtain credit facilities from both BNDES and other financial institutions, and typically needs insurance guarantees in order to participate in court proceedings to which it is a party. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could affect Rumo’s ability to raise capital and materially and adversely affect Rumo’s business.

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

If Rumo is unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, Rumo may not be able to comply with its financial obligations or explore business opportunities. This would have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Rumo may not be successful in reducing operating costs and increasing operating efficiencies.

Rumo may not be able to achieve expected cost savings, which rely on several factors such as rail track prices, railroad ties, fuel, iron, engineering and other resources required for our operations. Given the competitive markets in which Rumo operates (in which prices are often set by global market conditions), it is possible that Rumo will not be able to pass increases in costs of materials onto the price of our services (including as a result of limits applying to our tariffs), which would materially and adversely affect its financial performance.

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

Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” Logística Brasil – Fundo de Investimento em Participações, or “FIP – BRZ,” Deminvest Empreendimentos e Participações S.A., or “Deminvest,” Markinvest Gestão de Participações Ltda., or “Markinvest,” referred to collectively with FIP – BRZ and Deminvest as the “Original Shareholders,” and Brado Holding S.A., or “Brado Holding,” referred to jointly with FI-FGTS and the Original Shareholders as the “Brado Shareholders,” are party to a shareholders’ agreement governing the investment in Brado Logística, our subsidiary active in the intermodal container logistics sector, or the “Brado Shareholders’ Agreement.”

The Brado Shareholders’ Agreement provides that, to the extent the initial public offering of Brado LP has not occurred prior to March 31, 2014, the Brado Shareholders are entitled to swap the totality of their shares in Brado Logística for, at the discretion of the Brado Holding, (i) shares as provided for in the Brado Shareholders’ Agreement, or (ii) an amount corresponding to the market value of such shares. The exchange ratio would be based on the fair market value. If the Brado Shareholders do not reach consensus on the appraisal thereof, the fair market value would be based on independent appraisals carried out as provided for in the Brado Shareholders’ Agreement.

The option described above became exercisable on April 1, 2014 and was exercised on each of April 20 and 23, 2015. There is an ongoing confidential arbitration proceeding against Rumo relating to the appraisal reports prepared by financial institutions appointed pursuant to the shareholders’ agreement of Brado Logística and the type of consideration (money or shares) due as a result of the exercise of the option. In addition, the exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of the signing of the Brado Shareholders’ Agreement (which was August 5, 2013). FI-FGTS will lose the right to exercise its option if the aforementioned initial public offering is undertaken (even if such initial public offering is undertaken after the aforementioned dates).

The exercise of the option may result in: (1) disbursement of material amounts by Rumo, which may adversely affect Rumo’s results of operations and financial condition; or (2) the issuance of new shares by Rumo in a quantity which may dilute the equity interests held by Rumo’s shareholders.

Downturns in certain cyclical market sectors in which Rumo’s customers operate and seasonal trends could have a material adverse effect on Rumo’s business.

The transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Accordingly, the transportation industry is affected by macroeconomic conditions and by various factors within each particular industry that may influence operating results. Some of Rumo’s customers do business in highly cyclical markets (including as a result of harvest seasonality), including the oil and gas and agricultural sectors.

Soybean harvests generally occur between January and May, corn harvests (mainly for export) generally occur between April and July and sugar harvests generally begin in April or May and end in November or December. For this reason, Rumo typically transports larger volumes of goods in the second and third quarters of each year and lower volumes in the “off season” (i.e., the first and fourth quarters of each year).

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

We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, Rumo’s and our business, results of operations and financial condition.

Rumo operates in a competitive industry, and if it is unable to adequately address factors that may adversely affect its revenue and costs, Rumo’s business could suffer.

An increase in competition may reduce Rumo’s revenues and result in smaller profit margins or the loss of market share. Rumo’s business, financial condition and results of operations may be adversely affected if we are not able to adequately compete in the market.

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

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to the CNT, trucks transported 61.1% of Brazil’s production in 2018, while only 20.7% of that production was transported by rail and 13.6% was transported on waterways, which includes coastal shipping. Although Rumo is expanding our intermodal services via truck transportation, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

New measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit our growth prospects.

Increased competition may lead to decreases in Rumo’s revenues, smaller profit margins or loss of market share. If Rumo is unable to address any of these adequately, it may adversely impact Rumo’s and our business, financial condition and results of operations.

Rumo operates in a regulated environment, and measures taken by public authorities may impact Rumo’s activities.

The rail services which Rumo provides are regulated and supervised by the Brazilian government and in particular by the Brazilian Ministry of Infrastructure, as well as the ANTT. The ANTT regulates various aspects of the business of companies active in the Brazilian rail sector, including with regard to requirements for investments, expenses, determination of revenue, and the setting of tariffs in order to guarantee regularity, continuity, efficiency, safety and affordability. These activities are intensely regulated through laws, decrees, provisional measures, ordinances, resolutions and other regulatory and legislative actions. Changes to legislation or regulation relating to the rail sector may adversely affect Rumo’s business, financial results and operating results.

In addition, Rumo’s railroad concession agreements have been entered into with the Brazilian Ministry of Infrastructure (acting as granting authority when the grants took place), later substituted by the ANTT after the enactment of Law No. 10,233/2001. Rumo’s operations take place in a highly regulated environment because concessions agreements are administrative contracts. Such contracts are therefore subject to public law, which gives the granting authority the right to: (i) amend the contracts unilaterally when in the public interest (while respecting the rights under the contract); (ii) unilaterally terminate the contracts in the instances provided for in Law No. 8,666/1993; (iii) supervise the execution of the contracts; and (iv) impose sanctions in the case of partial or complete noncompliance with the adjustment (among other instances).

Therefore, notwithstanding the concessionaire’s right to maintain the financial balance of the concession agreement, actions taken by the public administration in general may affect the services rendered by Rumo. For example, if (i) new obligations are imposed; (ii) additional investments not originally provided for in the concession agreements are required as a result of unilateral measures provided for in the statute or through the creation of new regulations by the ANTT; and (iii) the scope of the concession agreements is reduced or certain actions taken by us are rejected or not given effect (such as anticipated concession renewals, extensions of grants in force or extensions under conditions not favorable to us), Rumo’s economic and financial condition and operating results may be adversely affected.

We cannot predict which actions the Brazilian government will take in the future and how such actions will affect Rumo’s operating results. If Rumo is required to conduct its business in a manner substantially different from that contemplated in Rumo’s business plan, Rumo’s and our financial and operating results may be adversely affected.

Risks Related to Our Common Shares

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company, so that the rights of holders of our shares will be governed by Bermuda law and our bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All but one of our directors and some of the experts referred to in this annual report are not citizens or residents of the United States, and most of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. federal or state securities laws. We have been advised by our Bermuda counsel, ASW Law Limited, that uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions, or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, may not necessarily be enforceable in Bermuda.

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

The sale of a significant number of our common shares, or the perception that such a sale could occur, may adversely affect the market price of our class A common shares. As of December 31, 2019, our authorized share capital was U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share, and 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share. Of these, 125,477,259 class A common shares were issued and outstanding and 96,332,044 class B series 1 common shares were issued and outstanding as of December 31, 2019. Our bye-laws establish that our board of directors is authorized to issue any of our authorized but unissued share capital. Our shareholders at a shareholders general meeting may authorize the increase of our authorized share capital.

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

In recent years, there has been significant political turmoil in connection with the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), and ongoing investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. The resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigations and approval of reforms that are expected to be promoted by the new president, Jair Bolsonaro. We cannot predict which policies Jair Bolsonaro, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;

•	oil and gas sector regulations, including price policies;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	energy and water shortages and rationing;

•	price increases of oil and other inputs;

•	price instability;

•	social and political instability;

•	disease outbreaks, such as the Covid-19 pandemic;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes made by the Brazilian government to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies. The Brazilian government may be subject to internal pressure to change the current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

These factors, as well as uncertainty as to whether the Brazilian government will apply changes to its policy or regulations that may affect any of the abovementioned factors or other factors in the future, can lead to economic uncertainty and increase the volatility of the capital markets and the securities issued by Brazilian companies. Changes in such policies and regulations may have a negative impact on our operating results and financial position and the price of the shares.

The levels of economic activity, reflected in Brazilian GDP, can influence our distributed volumes. The growth rates in natural gas consumption may occur primarily by substituting other resources, notably fuel oil, gasoline and to a lesser extent other products derived from oil, depending on the prices of each kind of fuel.

We, our subsidiaries and our jointly controlled entities generally invoice our sales in reais, but a substantial portion of our, our subsidiaries’ and our jointly controlled entities’ net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of our, our subsidiaries’ and our jointly controlled entities’ costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real relative to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

The deterioration of economic and market conditions in other countries may have a negative impact on the Brazilian economy and on our business.

The market for securities issued by Brazilian companies is influenced, to differing degrees, by global economies and market conditions, especially those of Latin American countries and emerging markets. Investors’ reactions to developments in other countries may have a negative impact on the value of Brazilian companies’ securities. Crises or economic policies in other countries may reduce investor demand for Brazilian companies’ securities, including Cosan S.A., Rumo and Comgás, and their respective subsidiaries, which may adversely affect the market price of their securities, and the capacity of obtaining financing. In the past, negative developments in the economic conditions of emerging markets led to significant withdrawals of resources from Brazil, and a drop in the amount of foreign capital in the country. Changes in the share prices of public companies, lack of available credit, cost-cutting, a slowdown in the global economy, exchange rate instability, interest rate increases in Brazil or abroad, and inflationary pressure may adversely affect the Brazilian economy and capital markets, which may reduce global liquidity and investor interest in Brazilian capital markets, which, in turn, may negatively affect the price of Brazilian companies’ securities, including Cosan S.A., Rumo and Comgás, and their respective subsidiaries.

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

The recent political and economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue throughout 2020. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

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

In addition, economy minister Mr. Paulo Guedes proposed, during the 2018 presidential campaign, to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the last quarter of 2019, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

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

The recent economic and political instability in Brazil caused by a slowdown in GDP growth, uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy, and the Covid-19 pandemic has led to a decline in market confidence in the Brazilian economy and a government crisis.

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

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 10.5% in 2015, 7.2% in 2016, a decrease of 0.5% in 2017, 7.5% in 2018 and 7.3% in 2019. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 11.3% in 2015, 6.3% in 2016, 3.0% in 2017, 3.8% in 2018 and 4.3% in 2019.

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

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect the Brazilian economy as a whole, as well as our financial condition, operations and profits. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our shares.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2019, 2018 and 2017 were 4.5%, 6.5% and 7.0% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 3.00%. Any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2019, our consolidated indebtedness was either fixed or linked to interest rates based on the Interbank Deposit Certificate rate, or “CDI,” the Long-Term Interest Rate, or “TJLP,” and IPCA. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations.

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

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the Brazilian real depreciated 19.7% and 53.2% against the U.S. dollar in 2001 and 2002, respectively, and appreciated 18.0%, 8.0%, 12.3%, 8.5% and 17.0% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. In 2008, the real depreciated again approximately 31.9% against the U.S. dollar. In 2009, the real appreciated 25.3% against the U.S. dollar, while in December 31, 2010 the real to U.S. dollar exchange rate was R$1.6662, according to the Brazilian Central Bank. In 2011, the real depreciated by 13.6% against the U.S. dollar, from R$1.6510 in the beginning of the period to R$1.8758 by the end of the period, and in 2012 the real went from R$1.8683 in the beginning of the year to R$2.0435 by the end of the period, amounting to a 9.4% depreciation against the U.S. dollar. In 2013, the real went from R$2.0415 in the beginning of the year to R$2.3426 by the end of the period. In 2014, the real went from R$2.3975 in the beginning of the year to R$2.6562 by the end of the period, corresponding to a 10.8% depreciation against the U.S. dollar.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a rate that was much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. In 2015, the real depreciated 45%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the real went from R$4.039 per U.S.$1.00 at the beginning of the year to R$3.259 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the real went from R$3.273 per U.S.$1.00 at the beginning of the year to R$3.308 per U.S.$1.00 on December 31, 2017, corresponding to a 1.1% depreciation against the U.S. dollar. In 2018, the real went from R$3.270 per U.S.$1.00 at the beginning of the year to R$3.875 per U.S.$1.00 on December 31, 2018, corresponding to a 18.5% depreciation against the U.S. dollar. In 2019, the real went from R$3.860 per U.S.$1.00 at the beginning of the year to R$4.031 per U.S.$1.00 on December 31, 2019, corresponding to a 4.4% depreciation against the U.S. dollar. As of May 25, 2020, the exchange rate for reais into U.S. dollars was R$5.477 per U.S.$1.00, a 35.9% depreciation of the real against the U.S. dollar since December 31, 2019. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Because our subsidiaries and jointly controlled entities generally invoice their sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand, and (2) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

In addition, we are active in the capital markets, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to indebtedness as of December 31, 2019 was R$16,245.1 million compared to R$13,480.8 million at December 31, 2018. We manage a portion of our exchange rate risk through foreign currency derivative instruments. Our foreign currency debt obligations are not completely hedged, as a portion of our perpetual notes are unhedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our income statement in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.8% in 2015, a contraction of 3.6% in 2016, an increase of 1.3% in 2017, an increase of 1.3% in 2018 and an increase of 1.1% in 2019. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity, as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

Furthermore, deficiencies in the road, rail or waterway network of the areas in which we operate, such as unpaved or maintenance-free roads and lack of railroads, especially in regions farthest from the ports, result in high logistics costs and, consequently, reduce the profitability of our sugarcane operations. Likewise, failure or malpractice in transportation handling, whether on trains, trucks or vessels, may lead to loss of production, waste of quantities or damage to sugarcane. Constant climate change, such as excessive rainfall, has led to a worsening of the conditions of the roads, which may lead to an increase in over-production losses. The aforementioned infrastructure deficiencies may make it more difficult for us to conduct our business in the areas in which we operate and thereby adversely affect us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, and in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities, as well as adversely affect the availability of credit to Brazilian companies in the international markets, with a significant outflow of capital from Brazil and a decrease in the amount of foreign currency invested in Brazil. In addition, negative events in the Brazilian financial and capital markets, any news or evidence of corruption in publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or eventual crisis situations in the Brazilian economy and in other economies may influence the Brazilian capital markets and negatively impact the securities issued in Brazil. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

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

Global economic conditions may affect the Brazilian economy as well as the demand for our products (including ethanol). For example, a global recession may lead to a reduction in global demand for our products, either through lower consumption or via measures to protect local production. In both cases, the consequence would be to reduce prices for our products in the foreign market, affecting our financial performance. In addition, as a portion of our net operating revenues is generated from export activities and normally billed in U.S. dollars and, at the same time, most of our costs are denominated in reais, our operating margins may be adversely affected when the real appreciates against the U.S. dollar. In addition, we have indebtedness at pre-and post-fixed rates and, therefore, we are exposed to the risk of interest rate variations. If there is an increase in interest rates, our financial results may be affected.

On January 20, 2017, Donald Trump became the president of the United States. Certain of Donald Trump’s economic and trade policies, in particular the ongoing trade disputes with China, have generated volatility in the global capital markets. Such volatility and uncertainty, as well as changes in administrative and governmental policies of the administration, may have a material adverse effect on global economic conditions and the stability of global financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. We have no control over and cannot predict the effects arising from the new United States administration or its policies. Any disruption to global economic conditions and the stability of global financial markets could have a material adverse effect on us and the market value of our securities.

On January 31, 2020, the United Kingdom ceased to be a member of the European Union under withdrawal terms that established a transition period until December 31, 2020, during which the United Kingdom is to be treated as if it were still a member of the European Union. Although the withdrawal agreement foresees the possibility of extending the transition period for one or two years after the December 31, 2020 date, this is not automatic, and the United Kingdom has enshrined the December 31, 2020 date as the end of the transition period in the domestic legislation that passed the withdrawal agreement, signaling a current desire not to extend it. The ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union at the end of the transition period, including access to European Union markets. Brexit could lead to potentially divergent laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. As a result, Brexit could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Moove Lubricants and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Furthermore, if the transition period were to end without a comprehensive trade agreement, the United Kingdom’s and Europe’s economic growth may be negatively impacted. The uncertainty regarding the terms of the United Kingdom’s future relationship with the European Union, as well as any adverse effect which it may have on the United Kingdom, the European Union and the wider global economy, could adversely affect global economic or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

The recent Covid-19 outbreak is spreading quickly and is expected to have a significant effect on demand in 2020. Business operations across Asia, Europe and the United States are being affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and are expected to lead to a global economic slowdown in 2020.

Additionally, economic conditions in Brazil may also be affected by political developments in the United States, such as the presidential election taking place in November 2020. We cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

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

Our activities may be materially affected by policies and regulations from Brazilian and foreign federal, state and municipal governments, including, without limitation measures taken by such governments to address the health and economic crises resulting from the Covid-19 pandemic. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry, as well as the volume and type of imports and exports.

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

In addition, economy minister Mr. Paulo Guedes proposed, during the 2018 presidential campaign, to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business.

Any future changes in tax policy or laws may adversely affect our business, financial condition and results of operations.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations and diversion of public funds, the largest of which is known as “Operação Lava Jato,” or “Operation Car Wash.” The Brazilian federal police is also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de

Recursos Fiscais), or “CARF,” a tax appeals tribunal (the so-called “Operação Zelotes”). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian federal revenue authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near, short to medium term. According to data from the IBGE, the Brazilian economy’s GDP contracted by 3.5% and 3.3% in 2015 and 2016, respectively, but increased by 1.3% in 2017 and in 2018, and by 1.1% in 2019. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term.

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by Standard & Poor’s, or “S&P,” in September 2015, by Fitch Ratings, or “Fitch,” in December 2015, and by Moody’s Investors Service in February 2016, and was downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

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

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we operate and sell our products (notably Brazil), we could become subject to fines, penalties or other regulatory sanctions, which could cause our sales and profitability to be materially reduced.

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and Brazilian Law No. 12,846/2013, or the “Anticorruption Act,” which has been in effect since January 29, 2014. Any breach thereof may have a material adverse effect on our business, results of operations and financial condition, including access to financing, as well as the acceleration of loans and financing.

The Anticorruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts, and interference with investigations or inspections by governmental authorities. Companies found liable under the Anticorruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6,000 to R$60 million. Among other sanctions, the Anticorruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. In assessing penalties under the Anticorruption Act, Brazilian authorities may consider the adoption of an effective compliance program. Other relevant laws applicable to corruption-related violations, such as Law No. 8.492/1992, or the “Administrative Improbity Law,” also provide for penalties that include the prohibition to enter into government contracts for up to 10 years.

Consequently, if we, our management, our employees or third parties acting on our behalf in the countries in which we operate and sell our products become involved in any anti-corruption or criminal investigations or proceedings in connection with our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Item 4. Information on the Company

A. History and Development of the Company

General

We are a limited liability exempted company incorporated under the laws of Bermuda on April 30, 2007 for an indefinite term. Cosan Limited is registered with the Registrar of Companies in Bermuda under registration number EC 39981. Our legal name is Cosan Limited and our commercial name is “Cosan.” Our registered office is located at Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. Our principal executive office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04543-011, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is http://ir.cosanlimited.com/enu. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at http://www.sec.gov. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

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

On September 20, 2017, we completed an offering of 5.950% senior notes due 2024 in an aggregate principal amount of U.S.$500 million, or the “2024 Notes.” The proceeds of this offering were used to for general corporate purposes, including but not limited to, the repayment of our outstanding indebtedness and investments in our logistics business.

On October 10, 2017, Rumo completed a capital increase in an amount of R$2.6 billion through a public offering of its common shares to investors in Brazil and abroad. Rumo used the net proceeds from the offering to improve its leverage, reduce its net indebtedness and increase its cash reserves.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. exercised their put option on the shares issued by Comgás against Cosan Limited. The option was exercised in compliance with the option agreement between Shell and Cosan Limited executed on November 5, 2012 and amended on October 16, 2017. The exercise was concluded on December 12, 2017, when Shell transferred a total of 21,805,645 shares, which represents 16.77% of Comgás’s share capital for R$1,042 million. As part of the payment, we delivered to Shell 17,187,937 common shares issued by Cosan S.A., representing 4.21% of its capital stock, and also made a cash payment of R$208.7 million. As part of the process of simplifying its corporate structure, the Company offered Cosan S.A. the possibility of acquiring the Comgás shares, at the same price and conditions. The transaction was concluded on December 12, 2017. As a result, Shell ceased to be a shareholder in Comgás and, immediately after the transaction, Cosan S.A. held 79.9% of Comgás’s shares and Cosan Limited held 58.21% of Cosan S.A.’s shares.

On November 1, 2017, we acquired Stanbridge, which distributes lubricants and fuels in some regions of the United Kingdom.

On December 21, 2017, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. and Farallon Latin America Investimentos Ltda., for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340 million. In addition to the acquisition price, Cosan S.A. will be entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables.

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

On December 22, 2017, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. and Farallon Latin America Investimentos Ltda., for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340 million. In addition to the acquisition price, Cosan S.A. was entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables.

On January 18, 2018, Cosan Logística’s subsidiary, Rumo, completed an offering of 5.875% senior notes due 2025 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used for general corporate purposes, including but not limited to the repayment of outstanding indebtedness and investments in our logistics business.

On March 19, 2018, Cosan Lubrificantes e Especialidades S.A., or “CLE,” entered into an agreement with ExxonMobil, pursuant to which CLE has received exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay for lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

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

On May 31, 2018, Cosan S.A., through its subsidiary CLI, acquired control of TTA – SAS Techniques et Technologie Appliquées, or “TTA,” and Lubrigrupo II – Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” R$44.2 million and R$11.3 million, respectively, generating an additional goodwill in the lubricants segment of R$23.6 million and R$6.8 million, respectively. The total consideration paid for these acquisitions, net of cash received, amounted to R$33.0 million and R$10.0 million, respectively.

On December 20, 2018, Cosan S.A., through its subsidiary CLI, acquired control of Moove Corp, for an initial consideration of R$112.8 million, generating an additional goodwill in the Moove segment of R$67.5 million. The total consideration, net of cash received, amounted to R$112.8 million.

On December 21, 2018, CLI and CVC entered into an investment agreement pursuant to which CVC subscribed for shares in Moove’s capital in a total amount of R$588 million (which is equivalent to 30% of Moove’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, Moove received R$454 million at the closing of the transaction, R$64 million on March 31, 2020 and will receive R$64 million plus monetary variation in 2021, due to the satisfaction of conditions precedent on December 31, 2019.

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

On March 8, 2019, Cosan S.A. announced the conclusion of the voluntary tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per share, representing approximately 14.77% of Comgás’s capital stock. As a result, Cosan S.A.’s interest in Comgás increased from 80.12% prior to this tender offer to 94.88% following the conclusion of the tender offer, while our interest in Comgás increased from 79.88% prior to this tender offer to 94.65% following the conclusion of the tender offer.

On March 28, 2019, Rumo announced that it won the tender (Bidding No. 02/2018) organized by ANTT to operate the railway network located between the cities of Porto Nacional in the state of Tocantins and Estrela d’Oeste in the state of São Paulo, for a period of 30 years from the date of signature, which was July 31, 2019. Rumo’s bid was R$2,719.5 million. The final grant of the concession to Rumo is subject to the completion of the remaining stages of the tender detailed in the tender notice, including an analysis of Rumo’s licensing documents. Rumo was required to pay: (i) 5% of the value of its bid within 45 days of the publication of ANTT’s final decision, and (ii) the remainder in 120 quarterly installments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession. This payment, in an amount of R$145.2 million, was completed on July 24, 2019.

On April 24, 2019, we announced the cancellation of 32,239,807 class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total class A common shares remaining.

On May 31, 2019, ARSESP concluded the Fourth Ordinary Tariff Review regarding the update of Comgás’s tariffs to be applied across all segments from that date. Prices have been adjusted by an amount corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” and to reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts.

On June 11, 2019, the board of directors of Comgás, with the approval of Comgás’s fiscal council, approved a reduction in Comgás’s capital stock in the amount of R$1,500 million without cancellation of shares and while preserving the existing percentage of shareholders’ interest in Comgás’s capital stock through a refund in cash to shareholders of part of their shares. The decision was based on the board of directors’ opinion that Comgás’s capital stock had become excessive for the normal development of its business and the achievement of its corporate purpose. As a result of this reduction, Comgás’s capital decreased from R$2,036 million to R$536 million.

On June 30, 2019, Cosan S.A. concluded the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 22,597,886 preferred shares were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per share, representing approximately 17.11% of Comgás’s capital stock. As a result, Cosan S.A.’s interest in Comgás increased from 94.88% prior to this tender offer to 97.23% following the conclusion of the tender offer.

In July and August, 2019, we commenced a cash tender offer for any and all of our 2024 Notes. In conjunction with the tender offer, we also solicited the consent of holders of the 2024 Notes to eliminate substantially all of the restrictive covenants and certain events of defaults and related provisions contained in the indenture governing the 2024 Notes. As of August 13, 2019, U.S.$296,814,000, or approximately 59.36% of the outstanding 2024 Notes had been validly tendered pursuant to the tender offer. The requisite consents were obtained and a supplemental indenture eliminating the restrictive covenants and certain events of default was executed.

Concurrently with the tender offer, on July 31, 2019, we completed an offering of 5.500% notes due 2029 in an aggregate principal amount of U.S.$750 million. The proceeds of this offering were used to pay the tender price

(plus any accrued interest, fees and/or expenses) of the 2024 Notes that were tendered in connection with the tender offer which expired on August 13, 2019. Any remaining funds were used for general corporate purposes.

On August 6, 2019, Raízen Combustíveis and its subsidiary Raízen Conveniências S.A., or Raízen Conveniências, entered into a Share Purchase and Investment Agreement with Femsa Comércio, S.A. de C.V. and its subsidiaries (together, “Femsa Comércio”), which establishes the terms and conditions for the acquisition of interest in Raízen Conveniências by Femsa Comércio, as well as the formation of a joint venture in Brazil. Upon the closing of this transaction, Femsa Comercio will hold 50% of the capital stock of Raízen Conveniências through the subscription of new shares and the direct purchase of existing shares of the company’s capital stock currently held by Raízen Combustíveis. The transaction was completed on November 1, 2019.

On September 2, 2019, Cosan S.A. disposed of 25% of the share capital of Payly to Manzat Inversiones AUU S.A., or “Manzat,” for R$11.2 million and entered into an investment agreement with Manzat in relation to Payly.

On September 19, 2019, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production. The total involved amounts to R$410 million plus additional payments amounting to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410 million, resulting from (i) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

On September 30, 2019, Cosan S.A. concluded the voluntary tender offer for acquisition of common shares issued by Comgás. A total of 2,527,682 common shares of Comgás were acquired by Cosan S.A. in the tender offer at a price of R$83.16 per preferred share, representing approximately 1.92% of Comgás’s capital stock. As a result, Cosan’s interest in Comgás increased from 97.23% prior to the tender offer to 99.15% following the conclusion of the tender offer.

On September 30, 2019, we acquired 10,244,806 of our class A common shares pursuant to a tender offer at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million, excluding fees and other related expenses. These shares represented 7.55% of the issued and outstanding class A common stock of Cosan Limited as of September 27, 2019. After giving effect to the purchase, we had 125,477,259 outstanding class A common shares remaining.

On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$683.4 million plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

On December 20, 2019, Cosan S.A. announced a tender offer with an optional early redemption of the debentures from its second issuance of non-convertible, single series, unsecured debentures issued in February 28, 2019 and due on February 28, 2021. The optional early full redemption took place on January 16, 2020. Cosan S.A. redeemed debentures in aggregate amount of R$1,735.2 million.

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás was derecognized by Cosan S.A. and the investment in Compass Gás e Energia for the same amount was recognized.

On January 30, 2020, we acquired, through our subsidiary Comercializadora de Gás S.A., control of Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. for an amount equivalent to R$95 million. The purpose of the investment is to enter the electricity and natural gas trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment. Compass Gás e Energia is the newest entity in our group. It was created to provide gas and energy solutions in Brazil. We believe that the natural gas and energy markets are undergoing transformation and integration globally, but that this process is still in its early stages in Brazil. Through Compass, we are endeavoring to meet the increasingly demanding needs of our customers for tailor-made solutions in gas and energy. In doing so, we are focusing on four pillars: (1) infrastructure which brings natural gas from the pre-salt offshore reserves and international markets into Brazil; (2) a distribution system relying on Brazil’s largest distributor of piped natural gas, i.e., Comgás; (3) energy generation by converting natural gas into electricity; and (4) trading of gas and electricity to power industries and businesses.

On April 9, 2020, we entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch, or Santander Cayman, and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the Santander Fund. Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by Cosan S.A., and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying Cosan S.A. shares thereunder are R$600 million and 19,500,000, respectively. As of the date of this annual report, derivatives in an aggregate amount of R$236.3 million involving the equivalent to 4,224,800 Cosan S.A. shares had been entered into pursuant to the total return swap.

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Malha Paulista with the ANTT. The amendment was reviewed and authorized by the TCU pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). As a result, the term of the Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations. Furthermore, the new grant amount for the concession will be approximately R$2.9 billion (as of December 2017) to be paid in quarterly installments over the course of the agreement’s term, which is expected to expire in 2058, and investments to be made are estimated at R$6.1 billion (as of December 2017) over the same period.

Recent Developments

Covid-19

We are closely monitoring the evolution of the Covid-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel.

Based on the information available as of the date of this annual report, we present below a summary of the main effects of the Covid-19 pandemic on our results of operations in March and April 2020:

•

Raízen Combustíveis. Gasoline and ethanol sales decreased by as much as 50% and diesel sales decreased by 25%. In the aviation segment, demand was adversely affected by the reduction of flights by Raízen Combustíveis’s main customers, and sales decreased by as much as 80%.

•

Raízen Energia. Demand for ethanol decreased in line with the lower demand for fuels. Sales of sugar had already decreased for the 2020/21 harvest year that recently began, with no significant impact on our commercialization strategy.

•

Cosan Logística. Rumo experienced an increase in the volume of soybeans transported following an increase in Brazilian grain exports that became more competitive due to the devaluation of the Brazilian real.

•

Comgás. Demand for natural gas in the industrial segment has decreased by as much as 40%, concentrated in certain sectors that have suspended or reduced their activities. In the commercial segment, demand has decreased by as much as 60%, while in the residential segment, demand has increased by approximately 10% due to social distancing measures.

•	Moove. Demand for lubricants has decreased by approximately 50% in recent weeks, both in Brazil and in other countries in which we operate.

In addition, in April 2020 we drew down a total amount of approximately R$4,430.2 million from certain of our financing facilities, in order to strengthen our working capital and financial condition in the context of the Covid-19 pandemic.

See also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by Covid-19.”

2020 Cybersecurity Incident

During the course of March 2020, our subsidiary Cosan S.A. and its subsidiaries and jointly controlled and affiliated companies were subject to a ransomware cyberattack that caused a partial and temporary interruption of its operations. The affected entities within our group implemented their contingency plans, continued operating partially during the cyberattack, and progressively reconnected their operating systems following the attack.

Following the incident, we have taken certain additional preventative measures to reduce cyber risks, including engaging a company to carry out a forensic analysis of the cyberattack we suffered, which affected the data center located at our shared services center as well as user desktops and laptops connected to our network. Based on the experience and tools of the company we engaged, interviews with our information technology personnel and technical evidence present in the environment, we identified a number of servers to be examined in more detail. Although the entrance vector of the cyberattack could not be identified, the process and characteristics of the cyberattack could be satisfactorily identified. We believe this will assist us in reviewing our information technology systems to prevent further cyberattacks.

See also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We were the target of a cybersecurity incident which disrupted our systems” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

Capital Expenditures

For a description of our principal capital expenditures over the fiscal years ending December 31, 2019, 2018 and 2017, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We believe we are one of the largest companies in Brazil with businesses in strategic sectors to Brazil’s development, such as energy and logistics. The following companies are part of the organization: Cosan S.A. and its subsidiaries, Comgás and Moove, Raízen (which is under joint control) and Cosan Logística with its subsidiary Rumo.

Through Raízen, a joint venture between Cosan S.A. and Shell created in June of 2011, the company produces more than 2.5 billion liters of ethanol per year to supply both domestic and international markets and 4.2 million tons of sugar, with 981 MW of installed capacity—making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 7,270 service stations throughout Brazil and Argentina under the Shell brand, with approximately 1,726 convenience stores, 68 distribution terminals and presence in 68 airports supplying jet fuel. On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for the amount of U.S.$916 million. Shell Argentina operates a petroleum refinery and distributes fuel through a network of 713 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis).

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of over 17,877 kilometers, bringing natural gas to 2 million residential, commercial and industrial consumers in 177 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering approximately 90 municipalities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley. As of the date of this annual report, Comgás is part of Compass Gas e Energia, which is the entity through which we intend to structure all our new gas investments and initiatives. For additional information, see “—A. History and Development of the Company.”

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan S.A. operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay and Paraguay (South America),

United States of America, Spain, France, Portugal and the United Kingdom, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Under the “Comma brand,” Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

Rumo is Latin America’s largest logistics operator, with an independent railway base, and offering a broad range of rail transportation logistics services, port loading and storage. The four railway concessions Rumo operates are in the States of Mato Grosso, Mato Grosso do Sul, São Paulo and the States of Brazil’s south region (Paraná, Santa Catarina, and Rio Grande do Sul). Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. Cosan S.A. has spun-off its logistics segment, including Rumo, into a listed company called Cosan Logística. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For additional information, see “—A. History and Development of the Company.”

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

Raízen Combustíveis

Overview

Through Raízen Combustíveis, our downstream Joint Venture Company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of 7,270 Shell-branded retail service stations in Brazil and Argentina, 68 distribution terminals and 68 airport terminals supplying aviation fuel. Following the formation of the Joint Venture on June 1, 2011, we are currently among the three largest Brazilian fuel distributors, with approximately 33% market share in Brazil in terms of volume of fuel sold in the fiscal year ended December 31, 2019, according to Sindicom.

The following are the four main lines of activity in which Raízen Combustíveis is engaged:

•

Retail: Raízen Combustíveis operates in the retail segment of the fuels distribution market through a network of Shell-branded retail service gas stations which on December 31, 2019 totaled 7,270 stations throughout Brazil and Argentina. Raízen Combustíveis is a “Shell” brand licensed company, which is recognized as a symbol of quality and technology. The main products that Raízen Combustíveis sells at gas stations are Shell V-Power (ethanol and gasoline with additives) and Shell Evolux.

•

Business to Business (B2B): Raízen Combustíveis operates in the B2B segment with more than 2,000 customers such as cargo and passenger transport companies and companies in the agricultural and mining industries, among others. Our B2B strategy is focused on customer loyalty through premium technology products (Shell V-Power and Shell Evolux portfolios), digital payment methods and carrier fleet control tools.

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

•

Raízen Argentina: Raízen acquired the downstream assets of Shell in Argentina, including a petroleum refinery and a network of 713 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis).

Raízen Combustíveis Highlights	As of and for the Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Service stations	7,270	6,524	6,272

Raízen Combustíveis Highlights	As of and for the Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Fuel sold (billion liters)	33.6	27.4	25.6
Ethanol sales (R$ million)	8,897.9	7,535.7	4,926.2
Gasoline sales (R$ million)	36,386.6	32,565.8	31,878.8
Diesel sales (R$ million)	45,052.3	38,062.8	31,786.9
Jet fuel sales (R$ million)	6,722.0	5,867.6	3,709.6
Other products (R$ million)	3,455.3	1,172.2	487.7

Net sales (R$ million)(1)	100,514.1	85,204.1	72,789.2

(1)

Raízen Combustíveis is accounted for under the equity method, and, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Currently, Raízen Combustíveis and its competitors purchase all or nearly all oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract is renewed periodically and the volume contracted for is based on the volume purchased in the previous year. There have been no significant interruptions in the supply of fuels from Petrobras to the distributors. Raízen Combustíveis also imports fuels from the gulf of Mexico through its trading company to supply its network using its own and third-party port terminals.

Ethanol is sourced from various third-party producers and from Raízen Energia as well. The prices of ethanol supplied are generally determined by the ESALQ index. The prices of oil-derivative fuels supplied to us by Petrobras generally vary according to Petrobras’s policy, which tends to follow international oil prices.

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

Most of the fuel distributed by Raízen in Argentina is produced by its refinery located in the Buenos Aires metropolitan area.

Raízen Combustíveis supplies jet fuel at 68 airports across Brazil, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, Brasília airport in the Federal District and Buenos Aires Airport in Argentina, to local and foreign airlines.

In addition, as of December 31, 2019, we had 1,726 convenience stores (compared to 1,652, 944 and 957 as of December 31, 2018, 2017 and 2016, respectively) throughout Brazil and Argentina.

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

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia is our upstream Joint Venture company. Raízen Energia’s core business is the production and sale of a variety of products derived from sugarcane, including VHP sugar, anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and trading. Raízen Energia operates 26 sugar, ethanol and energy cogeneration mills, with a current crushing capacity of 73 million tons of sugarcane per year.

Raízen Energia Highlights	As of and for Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Crushed sugarcane (million tons)	59.8	60.1	60.7
Sugar volume sold (thousand tons)	3,417.5	3,493.5	4,559.9
Ethanol volume sold (million liters)	5,229.4	4,693.7	3,843.4
Energy sold (MWh)	28,541.6	11,186.5	3,520.7
Net sugar sales (R$ million)	3,925.5	3,670.8	5,377.3
Domestic market	1,497.4	1,218.4	1,295.5
External market	2,428.1	2,452.4	4,081.8
Net ethanol sales (R$ million)	11,388.8	8,569.4	6,550.7
Domestic market	6,597.8	6,254.9	4,474.9
External market	4,791.0	2,314.5	2,075.8
Net diesel sales (R$ million)	6,469.7	3,314.4	—
Net energy cogeneration sales (R$ million)	3,934.6	2,836.7	884.3
Other products and services (R$ million)	3,116.7	1,407.3	340.4
Net sales (R$ million)(1)	28,835.3	19,798.6	13,152.7

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

	As of and for Fiscal Year Ended December 31
	2019	%	2018	%	2017	%
	(millions of tons, except percentages)
Own sugarcane harvested from leased land	28.5	47.7	28.8	48.0	29.1	47.9
Sugarcane purchased from third parties	31.3	52.3	31.2	52.0	31.6	52.1

Total	59.8	100	60.0	100	60.7	100

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

Our mills have the capacity to crush 73 million tons of sugarcane per year and in the fiscal year ended December 31, 2019, we crushed 59.8 million tons of sugarcane, or 10% of Brazil’s central-south region total sugarcane production (which was 60 million tons as of December 31, 2019, according to UNICA). For further information on our sugarcane mills see “—D. Property, Plant and Equipment.” The mills that are equipped to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 57% sugar and 43% ethanol to 47% sugar and 53% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heating water that is transformed into steam. Thirteen of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

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

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan S.A. and sold to Camil on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2019 we exported 61.3%, by volume, of the sugar we sold. Rumo handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the port of Santos in the state of São Paulo.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 59.7% of our ethanol production in the fiscal year ended December 31, 2019 and 64.7% of our ethanol production in the fiscal year ended December 31, 2018. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A. (BR Distribuidora), Raízen Combustíveis S.A. (Shell) and Cia. Brasileira de Petróleo Ipiranga (Ipiranga). We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2019, we exported 36.9%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the port of Santos in the state of São Paulo.

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

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.5 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2019, producing approximately 2.5 billion liters of ethanol, representing 8.1% of the total ethanol production in Brazil’s central-south region, according to UNICA. We are one of the largest exporters of ethanol in the world, with sales of R$4.2 billion outside of Brazil in the fiscal year ended December 31, 2019 (including trading in the foreign markets), having exported 1.9 billion liters in the fiscal year ended December 31, 2019 and 1.2 billion liters in the fiscal year ended December 31, 2018.

Cogeneration

Raízen Energia currently has an installed electricity generation capacity of 1 GW per year from our 26 mills, of which 13 mills sold their excess energy to the Brazilian energy grid. We view our cogeneration business as strategic since it generally allows for a stable cash flow stream across commodity cycles, helping to reduce the volatility of our cash flows and operations.

Energy Cogeneration Highlights	As of and for Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Energy sold (MWh)	28,541.6	11,186.5	3,520.7
Net sales (R$ million)(1)	3,934.6	2,836.7	884.3

(1)

Raízen Energia is accounted for under the equity method, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Alternative sources of electricity, such as cogeneration from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended December 31, 2019, 2018 and 2017, we sold 28,541.6 MWh, 11,186.5 MWh and 3,520.7 MWh, respectively, of energy to third parties. Our main customers, besides the energy sold to the Brazilian grid, are utility companies. In the fiscal year ended December 31, 2019, approximately 92% of our excess cogeneration volume was sold through long-term contracts.

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

Environmental Liabilities. We are involved in certain administrative and judicial proceedings for alleged failure to comply with environmental laws and regulations (especially relating to environmental damages caused by sugarcane burning and contaminated areas). The Brazilian Federal Constitution provides for three different types of environmental liabilities: (1) civil, (2) administrative and (3) criminal. Noncompliance with environmental law is subject to administrative, civil and/or criminal sanctions, regardless of the civil impacts such as the obligation to repair, compensate or indemnify any damages caused to the environment or third parties. Public attorneys’ offices, foundations, state agencies, state-owned companies and environmental protection associations are all authorized by law to file public civil actions seeking compensation for environmental damages.

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

Comgás (Natural Gas Distribution)

Overview

Comgás is Brazil’s largest distributor of piped natural gas, with a network reaching 17,877 kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in over 177 cities. The Comgás concession area covers approximately 27% (according to the IBGE) of Brazil’s GDP, including approximately 90 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 30% market share in Brazil in terms of volume sold in 2019, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras that is sourced out of Bolivia was recently renewed until 2021. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Comgás Highlights	As of and for Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Natural gas sold (million cbm)	4,512.4	4,543.3	4,292.9
Net sales (R$ million)	9,514.2	6,840.0	5,537.9

Regulation

The National Agency of Petroleum, Natural Gas and Biofuels, or the “ANP,” is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP is responsible for regulating all exploration, production and importation activities with respect to the gas sector, as well as for regulating the gas transport sector.

In addition to the regulation by ANP, Comgás’s activities are also supervised and regulated by ARSESP, with which it maintains continuous dialogue through its directorate for Regulatory and Institutional Affairs in order to enhance or formulate industry policies. In light of the approach shown by regulators in recent years, Comgás does not believe that there will be any sudden changes that may affect its business.

Compass Gás e Energia

On January 14, 2020, Cosan S.A. contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A., or Compass Gás e Energia, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás was derecognized by Cosan S.A., and the investment in Compass Gás e Energia for the same amount was recognized.

On January 30, 2020, we acquired, through our subsidiary Comercializadora de Gás S.A., control of Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. for an amount equivalent to R$95 million. The purpose of the investment is to enter the electricity and natural gas trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment. Compass Gás e Energia is the newest entity in our group. It was created to provide gas and energy solutions in Brazil. We believe that the natural gas and energy markets are undergoing transformation and integration globally, but that this process is still in its early stages in Brazil. Through Compass, we are endeavoring to meet the increasingly demanding needs of our customers for tailor-made solutions in gas and energy. In doing so, we are focusing on four pillars: (1) infrastructure which brings natural gas from the pre-salt offshore reserves and international markets into Brazil; (2) a distribution system relying on Brazil’s largest distributor of piped natural gas, i.e., Comgás; (3) energy generation by converting natural gas into electricity; and (4) trading of gas and electricity to power industries and businesses.

Our financial condition for the historical periods discussed in this annual report do not reflect the creation of Compass Gás e Energia, which was completed in 2020.

Moove

Moove is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil brand, operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay, Paraguay, the United States of America, Spain, France, Portugal and the United Kingdom. This is in line with Moove’s strategy of leveraging the ExxonMobil partnership and expanding abroad. Under the “Comma” brand, Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

Moove Highlights:	As of and for Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Volume of lubricants sold (thousand liters)	397.7	345.9	347.8
Net sales (R$ millions)	4,046.3	3,449.9	2,129.5

We have a wholly owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 1.4 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 230 different lubricants, and purchase more than 1,000 types of raw materials, including basic oils and additives.

We sell our lubricant products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships.

We have exclusive distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011.

In July 2012, we acquired Moove Lubricants, which reinforced our strategy to enter into the European lubricants and specialties markets. As a result, we acquired finished lubricants and the manufacture and sale of chemicals to third parties, all of Moove Lubricants’ assets at the Gravesend site in Kent, England, United Kingdom, as well as ownership of Moove Lubricants’ trademarks and brand names. In addition, there are agreements in place allowing Moove Lubricants to distribute select Mobil-brand lubricants into specific sales channels in the United Kingdom and to continue to manufacture and distribute a range of seasonal and ancillary automotive products to ExxonMobil and other Mobil distributors in Europe and Asia.

Since December 2016, Moove has had distribution rights for Mobil brand products in Spain and, more recently, in the United Kingdom, France, Portugal and the United States of America. Since December 2018, Moove has had the exclusive distribution rights for Mobil-branded products in Argentina.

Our lubricants business is not subject to significant seasonality. However, a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies to which our fuel distribution business, Raízen Combustíveis, is subject. See “—Raízen Combustíveis.”

Cosan Logística

Overview

Our logistics operations are conducted through Cosan Logística, which holds our interest in Rumo see “—A. History and Development of the Company.” Rumo offers an integrated logistics solution to agricultural commodity producers located in the central-south region of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our port facility at the port of Santos in the state of São Paulo. Rumo also offers warehousing services.

Following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Furthermore, Rumo acquired control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the ports of Santos, Paranaguá, São Francisco and Rio Grande. As a result, Rumo now operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported. Moreover, Rumo started operating 12 main inland terminals, either directly or through partners. For further information, see “—A. History and Development of the Company.”

The following table sets for the certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Transported volume (million RTK)	60,096.3	56,365.1	49,690.5
Port elevation volume (thousand tons)	11,211.9	11,344.7	13,133.0
North operations (R$ million)	5,313.8	4,913.4	4,439.8
South operations (R$ million)	1,478.3	1,412.3	1,283.1
Container operations (R$ million)	295.8	259.2	223.5
Net sales (R$ million)	7,087.9	6,584.9	5,946.4

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend over approximately 13,500 kilometers of railway lines, over 1,000 locomotives, over 25,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where we store grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over one million tons of grains per month. Moreover, Rumo controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate Rumo leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently has a 10% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project.

Operational Segments

Rumo conducts its operations through three segments that correspond to the main markets in which it operates: (i) the north operations business segment, or “Northern Operations,” comprising the Malha Norte and Malha Paulista rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (ii) Rumo’s south operations business segment, or “Southern Operations,” comprising the Malha Oeste and Malha Sul rail concessions and Rumo’s transshipment terminals located in the state of Paraná, and (iii) Rumo’s container operations business segment, or “Container Operations,” comprising the operations of Brado Logística.

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for Fiscal Year Ended
	December 31, 2019		December 31, 2018		December 31, 2017
	(in R$ millions, except percentages)
Northern Operations	5,313.8	75.0%	4,913.4	74.6%	4,439.8	74.7%
Southern Operations	1,478.3	20.9%	1,412.3	21.4%	1,283.1	21.6%
Container Operations	295.8	4.1%	259.2	4.0%	223.5	3.7%

Net sales	7,087.9	100%	6,584.9	100%	5,946.4	100%

Major Customers

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, Amaggi, Louis Dreyfus and COFCO. In the fiscal year ended December 31, 2019, Bunge accounted for 10.9% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 45.3% of its total net revenue from services. In the fiscal year ended December 31, 2018, Bunge accounted for 13.9% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 48% of Rumo’s total net revenue from services in the same period.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, ADM, Amaggi, Louis Dreyfus and COFCO. In the fiscal year ended December 31, 2019, Bunge accounted for 12.3% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 51.1% of its net revenue from services in that sector. In the fiscal year ended December 31, 2018, Bunge accounted for 15.6% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 53.9% of its net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Engelhart, Raízen, COFCO, Sucres, Gavilion and Glencore. In the fiscal year ended December 31, 2019, Engelhart and Raízen accounted for 22.8% and 13.6%, respectively, of Rumo’s net revenue from services in the port elevation sector, while the other clients in the port elevation sector collectively accounted for 70.0% of its net revenue from services in that sector. In the fiscal year ended December 31, 2018, Engelhart accounted for 17.8% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 70% of its net revenue from services in that sector.

Bunge is the principal customer of Rumo’s Northern Operations and Southern Operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, and loads cargo in transshipment terminals destined for ports which Rumo operates. Any major change in the volume of business from this customer may adversely affect Rumo’s revenue, in particular with regard to export corridors.

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

Regulation

Rumo’s activities are subject to extensive regulation by public authorities, especially by the Brazilian Ministry of Infrastructure, the ANTT and ANTAQ. With regard to storage of goods, Rumo is duly authorized by Conab to store vegetal grains, and fulfills all the requirements and regulations applicable to such activities.

Further, given the fact that they operate in the transport infrastructure sector, Rumo’s subsidiaries and affiliates maintain a constant relationship with their respective granting authorities, whether in the context of participation in bidding processes to obtain new business (concessions) or in the context of inspections of their existing business by the authorities responsible for supervising services rendered, in order to remain in compliance with the demands of such authorities.

Rail Transportation Regulation

Rail transportation activities in Brazil are subject to a wide variety of laws and regulations. Rail transportation regulation in Brazil regulates (i) the relationship between the Brazilian government and the rail companies, (ii) the relationship among the rail companies, including interchange and mutual transit rights, (iii) the relationship between the rail companies and their customers and (iv) rail safety. The rules also contain a number of provisions relating to a railroad operator’s liability. According to Decree No. 1,832/1996, Rumo will be relieved of liability for damage caused by Rumo’s operations in the event of (1) inherent defects or causes inherent to the nature of the goods to be transported, (2) death or injury of animals as a consequence of the natural risk inherent to rail transportation, (3) lack of latent defect in or fraudulent procedure for the packaging of the product, (4) damage derived from the operations of loading, unloading or trans-loading by the sender, the addressee or their representatives or (5) damage to freight that has been packaged in sealed containers or sealed railroad cars but, after transportation, arrives damaged but still displaying a non-violated seal. Rumo is otherwise liable for losses and damages. The liability is limited to the value declared by the sender, which must be stated on the bill of lading. In the event of fault of both Rumo and the cargo owner, the responsibility is allocated proportionally based on relative fault. Total loss is assumed 30 days after the agreed date of delivery, except when due to force majeure.

Pursuant to Decree No. 2,681/1912, the liability of the rail company for total or partial loss, damage or theft of transported freight is always assumed and the burden of proof of non-liability may only be deemed satisfied if the rail company is able to provide evidence of (i) an act of God or force majeure, (ii) a loss caused by fault of the merchandise, (iii) death or injury to a live animal resulting from an ordinary risk caused by the transportation, (iv) defective packaging of the freight, (v) loss or damage caused by transportation in open cars, as required by regulation or resulting from the agreement with the customer, (vi) loss or damage caused by loading and unloading by either the shipper or receiver or (vii) loss or damage that could have been avoided by proper surveillance by the shipper of a freighted car. In the cases provided in (i), (ii), (iii), (v) and (vi), whenever there is mutual fault of the rail company and the shipper and/or the receiver, the indemnification shall be apportioned based on relative fault. For a total loss of the merchandise, the amount of the indemnification is limited to the fair market price of the shipped goods. For damage to the merchandise, the indemnification is proportional to the damage caused. In both cases, recovery is reduced by the amount of expenses not incurred by the shipper as a result of the damage or loss. For willful misconduct, all direct damages are indemnifiable. Late deliveries also are indemnifiable under certain circumstances.

Indemnification is limited by a one-year statute of limitations, counted from the delivery date (in case of damage) or from the 31st day after the promised delivery (in case of loss or theft). Any agreement providing for the exemption of railway liability is null and void, except that the indemnification may be limited based on an agreed-upon tariff reduction.

If more than one rail company causes damage, any of them may be named as a sole defendant, although such named defendant will have recourse against the others. Death, disability or personal injuries are also indemnifiable and subject to this presumed liability rule, except when caused by force majeure or the injured party’s sole liability, without fault of the rail company. Indemnification for personal injuries may include, in addition to medical expenses and loss of profits, other indemnification that may be granted. In addition, in 2001, the land transportation industry underwent reform with the enactment of Law No. 10,233/2001, which created, among other agencies, the ANTT, an entity member of the indirect federal administration, submitted to the special administration system and linked to the Brazilian Ministry of Infrastructure, the responsibilities of which include, among others, (i) to publish bidding invitations, judge the bids and execute the rail transportation service concession agreements, (ii) to administer concession agreements and rail network leases executed until the date of reform of the transportation market, according to Law No. 10,233/2001, (iii) to publish invitations to bid, to judge the bids and to execute concession agreements for the construction and exploitation of new rail networks, (iv) to inspect, through cooperation arrangements, compliance with contractual clauses for the provision of rail transportation services, as well as maintenance and replacement of the leased assets, and (v) to regulate and coordinate each concessionaire’s operations.

Rail transportation services in Brazil can be provided by private parties under the concession regime regulated by Law No. 8,987 of February 13, 1995, or the Concession Law. The Concession Law requires that the granting authority and concession holder enter into a concession agreement regulating the terms of such exploration and setting forth the terms applicable to the performance of the services.

Examples of key clauses found in such concession agreements include those relating to its purpose, the concession area and the concession term; the manner, form and conditions for rendering the services; criteria, indicators, formulas and parameters defining the quality of services; the price of the services, criteria and proceedings for the readjustment and review of tariffs; and rights, warrants and obligations of each of the granting authority and the concession holder, including those related to predictable needs of future change and expansion and services and consequent modernization, improvement and expansion of equipment and installations. Further examples include clauses relating to customers’ rights and obligations to have and use the services; contractual and administrative penalties to which the concession holder is subject and their application; concession termination events; revertible assets; criteria for the calculation and the payment conditions of indemnification owned to the concession holder; and conditions relating to the renewal of the concession agreement.

In addition, both the Concession Law and the concession agreements regulate the penalties applicable in case of breach of the concession agreement. Pursuant to the Concession Law, the granting authority is entitled to terminate the concession agreement if (i) the services rendered by the concession holder fall below the standard agreed between the parties with regard to such services; (ii) there is a breach of the provisions of the concession agreement by the concession holder; (iii) the concession holder interrupts the provision of the services, unless such interruption is due to a force majeure event; (iv) the concession holder does not have the financial resources necessary to render the services required under the concession agreement; (v) the concession holder does not comply with penalties imposed by the granting authority; (vi) the concession holder does not comply with requests from the granting authority intended to improve the services provided under the concession agreement; or (vii) the concession holder does not provide, within 180 days after a request by the granting authority to that effect, documents proving that it is in compliance with applicable tax law. In addition, the granting authority can also terminate the concession agreement when it considers that it is in the public interest to do so, in which case specific legislation must be enacted with regards to such termination and the concession holder must be duly indemnified for it.

Waterborne Transportation Regulation

Waterborne transportation services in Brazil are regulated by Law No. 12,815/2013, Decree No. 8,033/2013 and by the rules issued by ANTAQ and by the Brazilian Ministry of Infrastructure.

ANTAQ, which was created by Law No. 10,233/2001, is linked to the Brazilian Ministry of Infrastructure. Among other things, ANTAQ is responsible for (i) publishing invitations to bid, executing concession agreements, and issuing authorizations to exploit private port terminals and facilities, (ii) inspecting compliance with contractual clauses for the provision of services in connection with public terminals and private port facilities and (iii) regulating and coordinating each concession holder’s operations and companies authorized to exploit private port facilities.

In Brazil, there are two main regulatory regimes affecting waterborne transportation: (i) the concession regime, which regulates the exploitation of government-owned port terminals and the leasing of government-owned terminals, and (ii) the authorization regime, relating to new private port terminals and facilities.

Pursuant to Law No. 12,815/2013, the following provisions are essential to the concession and lease agreements: purpose, area and term; those relating to the manner, form and conditions for the exploration of organized ports and facilities; criteria, indicators, formulas and parameters defining the quality of activities performed, as well as goals and time frames for reaching certain service levels; the value of the contract, tariffs in place and criteria and procedure for their readjustment and review; and those relating to the contracting party’s investment obligations. Other examples include clauses relating to customers’ rights and obligations, including the related obligations of the contracted party and the respective sanctions; parties’ responsibilities; assets reversal; contractor and contracting party’s rights, obligations and warrants, including those related to future supplemental need, change and activities expansion and consequent modernization, improvement and expansion of facilities; inspection of facilities, equipment and of the methods and practices for the development of the activities, as well as the appointment of competent entities to perform it; guarantees for the adequate performance of the contract; clauses relating to the port owner’s liability for non-performance or deficient performance of activities; contract termination events; and penalties and the application thereof.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the exploitation of government-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law No. 12,815/2013, or the Ports Law, which expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil. As a result, public ports are regulated by the Ports Law and by specific complementing regulations, such as Decree No. 8,033/2013. According to the provisions of the Ports Law, there are no more distinctions between third-party and own cargo handled at private port terminals. As a result, public ports are expected to face higher competition. Accordingly, it is possible that Rumo may not be able to reach the minimum cargo movement provided for in its concession agreement for the exploitation of public port terminals, which may subject it to fines and, upon repeated violations, to the early termination of the concession. Even though the Ports Law does not provide for the adjustments of the terms of any concession agreement currently in place, it is possible that new regulations may make such provision. New regulations applicable to port operations in Brazil that might cause an adjustment of the terms in Rumo’s concession agreements may adversely affect Rumo’s results of operations.

On January 8, 2014, ANTAQ published Resolution No. 3,220/2014, which sets forth the process for requesting the economic and financial rebalancing of the concession agreements for the exploitation of government-owned port terminals.

Environmental Regulation

Rumo’s operations are subject to a wide range of federal, state and local laws, in addition to regulations and permit requirements regarding environmental protection in Brazil.

Rumo’s rail operations are subject to potential environmental liabilities involving the use, handling and transportation of hazardous materials. Rumo can also be held liable for damages resulting from vegetation suppression in connection with railroad expansion and other works in the vicinity of Rumo’s railroads. Locomotives are supplied with fossil fuel, which can be transported by wagon or truck, depending on the location. We have 25 active refueling stations, with a total storage capacity of over 3.3 million liters. The monthly volume is approximately 33.1 million liters of fuel. Potential incidents and leaks at those refueling stations may result in environmental damage.

Legislation authorizes the use of herbicides throughout Rumo’s rail system to control overgrown invasive vegetation, except in permanent preservation areas, where herbicides are prohibited. Rumo is constantly researching alternatives to control invasive vegetation in partnership with environmental authorities.

Rumo possesses an interstate railroad network and, pursuant to the Complementary Federal Law No. 140/2011, the Brazilian Institute of Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” is the federal entity competent for licensing these activities. Rumo holds operating permits that allow us to operate the railways in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Mato Grosso and Mato Grosso do Sul, pending the issuance of the operating permits for the south of São Paulo and all operating units. The issuance of these licenses by IBAMA is pending, but Rumo is currently standardizing its environmental licensing in accordance with applicable legislation.

The performance of environmental programs is essential to guarantee the granting and renewal of rail network permits and the continuity of Rumo’s operations. The following environmental programs are included as conditions in Rumo’s permits:

•	monitoring and mitigation of accidents involving wildlife;

•	monitoring and displacement of wild animals;

•	identification, control and correction of erosive processes;

•	identification and correction of critical drainage points;

•	identification and correction of vegetation overgrowth on rail tracks;

•	restoration of vegetation in permanent preservation areas;

•	social communication;

•	environmental education;

•	risk analysis, risk management plan and emergency planning;

•	reduction of bulk leakage during rail transportation;

•	imaging and geographical information systems;

•	environmental management and audit;

•	diagnosis, monitoring and regularization of rights of way;

•	gradual replacement of railroad ties;

•	solid waste management;

•	noise control;

•	air emissions control; and

•	identification, control and correction of environmental liabilities.

Rumo currently has an environmental licensing timeline for the improvement and expansion of Rumo’s rail operations. Compliance with environmental conditions imposed by the current permits is of great importance in obtaining new licensing from environmental agencies.

Rumo seeks to comply with several procedures to reduce the risks related to the transportation of hazardous materials, such as having an emergency service plan and a management risk plan, and undertaking periodical track maintenance. Rumo also has an authorization to transport hazardous materials in the states in which we operate. In addition, Rumo has put in place certain procedures to reduce the risks of leakage of hazardous materials. For example, the recent installation of automatic shut-off valves and high-level alarms at Rumo’s diesel storage areas are expected to help reduce the number of accidental discharges. Rumo’s investment program includes comprehensive upgrades to control systems that are expected to reduce the number and severity of hazardous materials leaks in cases of derailments. The environmental impact caused by the leakage of hazardous materials may vary in each case, so we perform quarterly internal audits to identify any noncompliance with the environmental standards. Rumo has identified and is in the remediation and monitoring phase with respect to certain areas of soil and groundwater contamination resulting from inadequate operation of wastewater treatment systems associated with railcar maintenance and washing and contamination from the leakage of hazardous materials.

Rumo’s environmental liabilities consist of approximately 754 separate environmental proceedings, including contaminated areas undergoing remediation, monitoring, supply posts and workshops. The expectation is that in 2019, approximately R$6.7 million will be expended to address these liabilities. Other matters identified that require improvement include leakage prevention and leakage containment procedures, particularly aimed at avoiding water and soil contamination.

Compliance with applicable legislation is essential in order to fulfill the terms of current environmental permits as well as to obtain permits for new projects. Due to the need to compete for new projects and perform operational enhancements, we try to enhance and improve Rumo’s routine and operational procedures, and it is likely that Rumo’s environmental investments and costs associated with compliance with environmental legislation will increase with the passage of time in accordance with Rumo’s need to undertake new projects and improve its operations.

Rail Concessions

Rumo conducts its rail activities through the following concession agreements: (i) the concession agreement entered into on December 30, 1998 and amended on May 27, 2020 involving Malha Paulista, which was originally scheduled to expire in 2028 but is expected to be extended to 2058, provided that Rumo complies with certain obligations; (ii) the concession agreement entered into on May 19, 1989 involving Malha Norte, expiring in 2079; (iii) the concession agreement entered into on July 7, 1996 involving Malha Oeste, expiring in 2026; and (iv) the concession agreement entered into on February 27, 1997 involving Malha Sul, expiring in 2027 (which may be extended for a further 30 years).

In September 2015, we filed a formal request for the renewal of the Malha Sul concession agreement with the ANTT and, in January 2018, a request for extension of the concession agreement termination date.

The granting authority may unilaterally rescind all of Rumo’s rail concession agreements prior to their expiration in the following circumstances:

•	encampação, which is the takeover of the provision of the services by the granting authority by means of specific legal order and prior payment of indemnity;

•

forfeiture, which means the complete or partial non-performance of the concession agreement or failure to comply with the financial terms of the concession agreement and the lease agreement (when there is one in force);

•	bankruptcy or dissolution of the concession holder; or

•	cancellation of the bidding process.

The enforcement of any of the unilateral termination provisions of the concession agreement must be preceded by the relevant administrative proceeding with ANTT and may result in indemnity to us for assets that revert to the granting authority. As of the date of annual report, we are aware of the existence of the administrative proceedings that could potentially give rise to unilateral termination events for our concessions, after all applicable administrative and judicial spheres have been overcome. For further information, see “Business—Legal and Administrative Proceedings—Administrative Proceedings.”

On March 28, 2019, Rumo won the tender No. 02/2018 organized by ANTT to operate the railway network located between the cities of Porto Nacional, in the state of Tocantins, and Estrela d’Oeste, in the state of São Paulo, or the Ferrovia Norte Sul Tramo Central, for 30 years. Rumo’s bid was R$2,719.5 million. On July 31, 2019, Rumo entered into a sub-concession agreement with ANTT and Valec Engenharia, Construções e Ferrovias S.A., allowing Malha Central to explore for 30 years the activities of rail freight transport and operate the Ferrovia Norte Sul Tramo Central. If Rumo is unable to comply with the obligations detailed in the tender notice for the Ferrovia Norte Sul Tramo Central, Rumo’s assets may be encumbered, which may adversely affect Rumo’s financial condition and results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate––The loss of Brazilian railway concessions may have a material adverse effect on our business.” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate––Rumo may not obtain early renewals of the Malha Sul and Malha Oeste concession agreements, currently under review by the ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.”

Port Lease Agreements

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). Rumo leases this property pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, recently amended by Decree No. 9,048/2017, lease agreements may be extended up to the limit of 70 years. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which approximately 85% has already been invested by Rumo and/or its subsidiaries.

Rumo also holds equity interests in: (i) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (ii) facilities, equipment and track for rail transport of goods and import/export through the right and left banks of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (iii) Terminal de Granéis do Guarujá (TGG), located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Malha Norte via a leasing agreement due to expire in 2027; and (iv) Terminal Marítimo do Guarujá (TMG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2027.

There are ongoing legal proceedings regarding whether the lease agreements relating to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá should be subject to the public procurement regime. These proceedings are currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). With regard to the Portofer lease agreement, there is an ongoing investigation by the Brazilian Federal Prosecutor’s Office, of a noncriminal nature, to assess the legal validity of the agreement.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations, its lease may be terminated early pursuant to the Concession Law, which applies to port leases.

Competition

Fuel Distribution

Brazil

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. The Brazilian fuel distribution industry has consolidated significantly in recent years, with the three major distributors increasing their combined market share from 65.2% in 2,000 to approximately 64.2% in 2019, according to ANP and considering all products.

According to Sindicom, as of January 1, 2019, the top-three distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Raízen, through the Shell brand and Ultrapar S.A., through the Ipiranga brand. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition.

Argentina

The downstream operations are a fully integrated business, encompassing refining, marketing and distribution of a range of petroleum products to wholesale and retail customers. Raízen’s Buenos Aires refinery is the second largest refinery in Argentina. With total nominal capacity of 108 kbbls/day, it represents 15% of total Argentinian refining capacity. Raízen’s trading and supply department manages the logistics of product transport via a time chartered fleet of sea vessels and river vessels, and third party branded trucks.

Raízen’s retail department supplies fuel and lubricants to customers in Argentina through its network of more than 700 retail sites across 20 provinces, focused in the provinces of Buenos Aires, Cordoba and Santa Fe. Raízen has the second largest network of retail stations in Argentina with a combined gasoline and diesel market share of 19.2%, and the highest premium penetration (37%) in Argentina. Raízen’s global commercial team manages the marketing and sale of jet fuels, lubricants, bitumen and LPG.

The downstream market in Argentina includes refiners, retailers and wholesalers. However the main players are integrated operators, like Raízen, which own refineries and supply their own downstream operations. Raízen’s mains competitors in Argentina are YPF and Axion. YPF is the dominant participant in the Argentine market. It owns three refineries and has a majority share of the retail market in Argentina. Axion owns one refinery and is active in the Argentinian retail market. Refineries owned by YPF, Raízen and Axion make up over 80% of refining capacity in Argentina, and account for the majority of the production of hydrocarbon products in the country.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the past decades. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world.

We also face competition from international sugar producers. According to UNICA, as of December, 2019, we are the largest sugar producer in Brazil and one of the largest sugar exporters in the world with 3.8 million tons of sugar produced in the 2018/2019 harvest, compared to Tereos (1.4 million tons of sugar produced in the 2018/2019 harvest) and Südzucker AG of Germany (with 4.7 million tons of sugar produced in the 2018/2019 harvest). These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

We also face competition from international ethanol producers that use other ethanol sources, such as corn, for the generation of fuel ethanol.

Natural Gas

Comgás’s concession area covers approximately 27% of Brazil’s GDP, including approximately 90 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2029. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

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

Clients generally select a mode of transportation based on the freight rates charged, efficiency and volume. Given our offering of advantageous prices coupled with our significant transport capacity and greater efficiency over trucks, we believe we have significant opportunities to increase our current market share within the areas in which we operate and that we are in a better strategic position than our competitors to seize the growth opportunities in these industries.

Historically, railroad freight prices have varied in conjunction with road freight prices. Freight prices in the road transportation market have increased significantly in the past years. We expect this increase to also benefit railroad operators such as us, given the correlation between road and rail freight prices.

Each railway concession agreement grants the recipient concession holder an exclusive right to develop the rail network infrastructure in a particular geographic area. Because each concession holder operates in a separate geographic area, they do not compete directly with each other. Instead, the main competition to the various rail concession holders is, in most cases, the truck transportation sector, which has historically been the main form of cargo transportation in Brazil. According to the CNT, trucks transported 61% of Brazil’s production in 2018, while only 21% of that production was transported by rail and 14% was transported on waterways, which includes coastal shipping.

The main competitive factors affecting intermodal logistics operations include (i) rates charged, (ii) haul time, (iii) haul volume and (iv) the quality and reliability of the service provided. We believe that Rumo in a strong position to compete effectively in the intermodal transportation sphere due to the lower rates it can charge due to our relatively larger transportation capacity and synergies arising from its integration with ALL.

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

As of the date of this annual report, we own 362 trademarks in Brazil, 134 of which are owned by Cosan S.A., 25 of which are owned by Rumo S.A., with the remaining 203 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2019, 2018 and 2017 concentrated in the following key areas:

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

Our total research and development expenditure amounted to R$12,478.0 million in the fiscal year ended December 31, 2019, R$2.8 million in the fiscal year ended December 31, 2018 and R$2.9 million in the fiscal year ended December 31, 2017, respectively.

C. Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production and marketing of a variety of products derived from sugarcane and the cogeneration of electricity from sugarcane through Raízen Energia, our upstream Joint Venture Company; (2) the distribution and marketing of fuels in Brazil and Argentina, mainly through a franchised network of service stations under the “Shell” brand through Raízen Combustíveis, our downstream Joint Venture Company; (3) the distribution of piped natural gas in part of the state of São Paulo through Comgás; (4) the provision of logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and other railway equipment, through Cosan Logística; (5) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe as well as in the European and Asian markets under the “Comma” brand, through Moove; and (6) an online payment services platform and certain other investments.

At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan S.A. to “Cosan Logística S.A.” was approved by Cosan S.A.’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off does not affect the consolidated financial statements of Cosan Limited.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

A list of the Company’s subsidiaries is included in note 8.1 of our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

Until the adoption of IFRS 11, the investments constituting the Joint Venture were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in the transition period ended December 31, 2013, these investments are accounted for under the equity method. The Joint Venture consists of three separate legal entities:

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

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 10.1 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 68 distribution terminals to 7,270 service stations throughout Brazil and Argentina under the Shell brand and also has 68 airport terminals supplying aviation fuel. For the next year, new investments are expected to be made in port terminals, increasing trading capacity and, consequently, expanding our operations.

In 2018, Raízen Combustíveis acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 108 thousand barrels per day, which distributes fuels and lubricants through 645 strategically-located service stations under the Shell brand, of which 10% are owned by Raízen Combustíveis.

Raízen Energia

Raízen Energia operates 26 mills with a crushing capacity of 73 million tons and 1 GW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of 17,877 kilometers, supplying natural gas to 2 million residential, commercial and industrial consumers in over 177 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering approximately 90 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.

Moove

Moove has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 2.5 million barrels of lubricants per year, storage capacity for base oils and lubricants (550,000 barrels) and a pier facility for docking ships of up to 50,000 tons. Moove also has another production plant located in Kent, England, United Kingdom, with a production capacity of 440,000 barrels per year and storage capacity of 23,000 barrels.

Cosan Logística

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. We operate in the states of Mato Grosso and São Paulo as well as the southern region of Brazil. According to MDIC and IBGE data, Rumo’s rail network extends over an area that accounts for approximately 53% of Brazil’s GDP.

Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 13,500 kilometers of railway lines, over 1,000 locomotives, over 25,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 900,000 tons, and where it stores grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over one million tons of grains per month. Moreover, it controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate it leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently has a 10% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project.

The transportation of agricultural commodities, primarily for export, represented approximately 82%, 82% and 83% of Rumo’s transported volume in the fiscal years ended December 31, 2019, 2018 and 2017, respectively. The transportation of industrial products represented approximately 18%, 18% and 17% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 71%, 72% and 74% in the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

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

Biological Asset and Intercrop Maintenance

Raízen Energia invests in maintaining and renewing sugarcane fields at approximately 73% of its total capital expenditures per year. Raízen Energia also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$2,122 million in the fiscal year ended December 31, 2019.

Operational and Other Projects Expenditures

Raízen Energia has several other investments that include health, safety and environmental initiatives, sustaining, ethanol and sugar logistics, harvest and planting mechanization, expansion through brownfield projects among other projects. An important part of these investments aims to increase the productivity and efficiency of its operations. The operational and other projects capital expenditures totaled approximately R$786 million in the fiscal year ended December 31, 2019.

Raízen Combustíveis

Raízen Combustíveis invests in maintaining and expanding infrastructure, including, among others, its service stations network expansion. The capital expenditure of Raízen Combustíveis in the fiscal year ended December 31, 2019 amounted to R$1,336.1 million, which related to new contracts and renewal of contracts with service station operators, as well as expenditures on infrastructure. The funds used by Raízen Combustíveis for making capital expenditures are generated from its working capital and existing or new indebtedness.

We are required by Resolution No. 1,283/2006, an environmental regulation issued by the Argentinian Energy Secretariat (Secretaría de Energía de Argentina), to perform certain mandatory capital expenditures related to product quality (PQU) at the Buenos Aires refinery. Pursuant to the applicable rules, we are required to complete this investment by 2022.

Comgás

Comgás has been investing in its network expansion and during the fiscal year ended December 31 2019, it invested R$898.9 million, of which approximately 61% was associated with expansion programs, approximately 26% was related to network support investments, and approximately 13% was related to administrative and software investments. In 2020, we expect to invest approximately R$1 billion, according to a similar distribution. The funds used by Comgás for making capital expenditures are generated from its working capital and existing or new indebtedness.

Cosan Logística

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2019, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$2,002.8 million in the aforementioned initiatives. The main investments in capacity expansion were (i) upgrading the permanent way by replacing tracks and sleepers; (ii) expanding yards to adjust for the 120-railcar train; and (iii) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, as well as by government-owned banks such as BNDES.

Moove

During the fiscal year ended December 31, 2019, Moove’s capital expenditure totaled R$33 million, of which 78% (R$26 million) was invested in Moove’s Brazilian operations and the remainder in European operations. Approximately 37% of the capital expenditure in Brazil was invested in renewing and increasing tank capacity. The other half was mostly invested in recurring projects. In Europe, approximately 66 % was invested in recurring projects, while the remainder was invested in expansion projects. The funds used by Moove for making capital expenditures are generated from its working capital and existing or new indebtedness.

E. Supplemental Information About Joint Venture

Upon the application of IFRS 11, the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as jointly controlled entities (Joint Ventures) under the new standard. Although, Raízen Combustíveis and Raízen Energia are not consolidated in our financial statements (since March 31, 2013), we have included below a summary of business performance derived from note 4 (Segment information) to our audited financial statements for the periods indicated.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2019 with the audited fiscal year ended December 31, 2018, and on a comparison of the audited fiscal year ended December 31, 2018 with the audited fiscal year ended December 31, 2017.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

Net Sales

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	28,835.3	19,798.5	45.64%
Ethanol	11,388.8	8,569.4	32.90%
Diesel(2)	6,469.7	3,314.4	95.20%
Cogeneration	3,934.6	2,836.7	38.70%
Sugar	3,925.5	3,670.7	6.94%
Other	3,116.7	1,407.3	N/A
Raízen Combustíveis(1)	100,514.2	85,204.1	17.97%
Fuel	99,000.7	84,031.8	17.81%
Other	1,513.5	1,172.3	29.11%

(1)

Includes 100% of these entities’ net sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

(2)

We have decided to show diesel sales as a separate line item as a result of such sales having become more significant in the year ended December 31, 2019. As a result, we have revised the presentation of certain financial information relating to the year ended December 31, 2018.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s net sales increased to R$28,835.3 million for the fiscal year ended December 31, 2019, an increase of 45.64% compared to net revenues of R$19,798.5 million for the fiscal year ended December 31, 2018. This was primarily due to higher sales of ethanol, which increased from 4,694 million liters for the fiscal year ended December 31, 2018 to 5,229 million liters for the fiscal year ended December 31, 2019, due to an increase of 46.8% in Raízen Energia’s sales price of ethanol. Additionally, Raízen Energia’s overall increase in net sales was also supported by an increase in sales of energy, from R$2,836.7 million to R$3,934.6 million, due to an increase in the sales volume of energy from 11,186 MWh to 28,542 MWh. In addition, the increase of 137.1% in volume diesel trading operations for the year ended December 31, 2019 also contributed to the increase in Raízen Energia’s net sales.

Raízen Combustíveis

Raízen Combustíveis’ net sales increased 17.97% from R$85,204.1 million in the fiscal year ended December 31, 2018 to R$100,514.2 million in the fiscal year ended December 31, 2019. This increase is due mainly to the consolidation of Argentine results of operations into Raízen Combustíveis’ operations, contributing R$12,567.9 million in the year ended December 31, 2019.

Cost of Sales

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(26,952.0)	(18,136.4)	48.61%
Raízen Combustíveis(1)	(95,477.4)	(81,298.4)	17.44%

Cost of Sales	(122,429.4)	(99,434.8)	23.13%

(1)

Includes 100% of these entities’ cost of sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2019 increased 48.61%, or R$8,815.6 million, as compared to the fiscal year ended December 31, 2018, due mainly to (i) higher trading volume; (ii) higher diesel costs, which affected agricultural operations; (iii) lower sugarcane field productivity; and (iii) the general effect of inflation on our costs.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2019 increased 17.44%, or R$14,179.0 million, as compared to the fiscal year ended December 31, 2018. This increase is due mainly to the consolidation of Argentine results of operations into Raízen Combustíveis’ operations, contributing R$11,340.2 million for the year ended December 31, 2019. In addition, on August 16, 2019, the Argentinian government froze fuel prices and crude oil costs in Argentine pesos for 90 days.

Selling Expenses

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(866.3)	(768.8)	12.68%
Raízen Combustíveis(1)	(2,203.0)	(1,506.7)	46.21%

Selling expenses	(3,069.3)	(2,275.5)	34.88%

(1)

Includes 100% of these entities’ selling expenses. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

Raízen Energia

Raízen Energia’s selling expenses increased R$97.5 million, or 12.68%, in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018, due mainly to a R$95.2 million increase in logistics expenses, principally due to an increase of 2.9% in export sales volume.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased 46.21%, to R$2,203.0 million in the fiscal year ended December 31, 2019, from R$1,506.7 million in the fiscal year ended December 31, 2018, due mainly to (i) a

R$273.8 million increase in logistics expenses and (ii) a R$153.4 million increase in payroll expenses, both attributed to the consolidation of Raízen’s results of operations in Argentina.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(621.8)	(664.7)	(6.45)%
Raízen Combustíveis(1)	(610.8)	(526.2)	16.08%

General and administrative expenses	(1,232.6)	(1,190.9)	3.50%

(1)

Includes 100% of these entities’ general and administrative expenses. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

Raízen Energia

General and administrative expenses totaled R$621.8 million in the fiscal year ended December 31, 2019, a decrease of 6.45% compared to the fiscal year ended December 31, 2018, primarily due to a 17.2% decrease in temporary expenses with third-party services.

Raízen Combustíveis

General and administrative expenses totaled R$610.8 million in the fiscal year ended December 31, 2019, an increase of 16.08%, or R$84.6 million, compared to the fiscal year ended December 31, 2018, primarily due to the impact of depreciation on property, plant and equipment attributed to the consolidation of Raízen’s results of operations in Argentina.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

Net Sales

	For the Fiscal Year Ended December 31, 2018	For the Fiscal Year Ended December 31, 2017	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	19,798.5	13,152.8	50.53%
Ethanol	8,569.4	6,550.7	30.82%
Sugar	3,670.7	5,377.4	(31.74)%
Diesel(2)	3,314.4	—	N/A
Cogeneration	2,836.7	884.3	220.78%
Other	1,407.3	340.4	313.43%
Raízen Combustíveis(1)	85,204.1	72,789.1	17.06%
Fuel	84,031.8	72,789.1	15.45%
Other	1,172.3	—	—

(1)

Includes 100% of these entities’ net sales. The Company holds a 50% equity interest in each of these entities, which upon the application of IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2018 and 2017.

(2)

We have decided to show diesel sales as a separate line item as a result of such sales having become more significant in the year ended December 31, 2019. As a result, we have revised the presentation of some of the financial information relating to the year ended December 31, 2018.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s sales in the fiscal year ended December 31, 2018 amounted to R$19,798.5 million, an increase when compared to net revenues of R$13,152.8 million for the fiscal year ended December 31, 2017. This was primarily due to a 38% increase in volume sold arising from the acquisition of WX Energia, as a result of which there was an increase of 221% in cogeneration sales and energy trading in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. This increase was offset by a 32% decrease in sugar sales, mainly due to 20% lower average prices and 23.4% lower sales volume.

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

Raízen Energia

Raízen Energia’s selling expenses decreased R$34.4 million, or 4.28%, in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017, due primarily to a R$33.6 million decrease in expenses with logistics. The lower logistics expenses can be principally attributed to the higher efficiency of the loading and unloading process in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017, as a result of initiatives implemented to improve this process.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased to R$1,506.7 million, or 11.96%, in the fiscal year ended December 31, 2018, from R$1,345.8 million in the fiscal year ended December 31, 2017, due primarily to a R$117 million increase in logistics expenses attributed to the consolidation of Raízen’s operations in Argentina in the fourth quarter of 2018.

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

As of December 31, 2019, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,554.8 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$16,573.8 million and for which no provision has been made.

Raízen and its subsidiaries constitute provisions for tax, civil, environmental and labor contingencies in which our risk of loss is considered probable, in accordance with IFRS. Determination of the likelihood of loss includes determination of available evidence, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in the legal system, as well as an evaluation by internal and external attorneys. Such provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations applicable, tax inspection conclusions or additional exposures identified based on new matters or court decisions.

Certain Material Legal Proceedings of the Joint Venture

Below is a description of Raízen and its subsidiaries’ principal proceedings:

•	Corporate Income Taxes (“IRPJ”) and Social Contribution on Net Profits (“CSLL”). Raízen Energia has received:

•

A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen Energia appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75%. In November 2019, Raízen Energia filed an annulment request before federal judicial courts to discuss the remaining items of the tax assessment. This lawsuit is in its initial phase. As of December 31, 2019, the aggregate amount under discussion was R$353.9 million, including interest and fines, which has been classified as having a possible risk of loss. An insurance bond was issued to guarantee this amount.

•

A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2011 and 2012. As of December 31, 2019, the total amount assessed by the Brazilian tax authorities, including interest and fines, was R$108.5 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, this proceeding is pending judgment of the administrative appeal filed by Raízen.

•

A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2013 and 2014. As of December 31, 2019, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine, was R$106.9 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, Raízen is awaiting judgment by the administrative court.

•

A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2015 and 2016. As of December 31, 2019, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine, was R$5.78 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, Raízen is awaiting judgment by the administrative court.

Certain of the alleged underlying facts in relation to the above occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts relating to the facts which occurred prior to the formation of the Raízen joint venture are subject to reimbursement by shareholders in the event of an adverse decision.

•

Goodwill contributed in Raízen Combustíveis. This refers to tax assessments filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL in connection with the amortization of goodwill derived from certain investments. As of December 31, 2019, the total amount of the tax assessment relating to the amortization of goodwill in 2011 and 2012 was R$208.9 million and the total amount of the tax assessment relating to the amortization of goodwill in 2014 was R$42.9 million. As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen Combustíveis. The third tax assessment relating to the amortization of goodwill in 2013 has been challenged before judicial courts since December 2019 (after the proceeding had been concluded in the administrative sphere). The total amount is R$127.0 million. The risk of loss with respect to the relevant assessments is estimated as possible.

•

Goodwill Raízen Tarumã (currently Raízen Paraguaçu). This refers to tax assessments filed by the Brazilian tax authorities related to (1) the amortization of goodwill carried out from 2009 to 2012, on the total amount of R$609.2 million (December 2019); and (2) amortization of goodwill carried out from 2013 to 2014, on the total amount of R$44.7 million (in each case, as of December 2019). As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision.

•

Social Security Contribution. In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2019, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$416.7 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•

Tax on industrialized products. Tax claims filed by the Brazilian federal government based on Normative Instruction No. 67/98 regarding the tax on industrialized products (imposto sobre produtos industrializados), or “IPI”, allegedly due as a result of the removal of certain types of sugar from Raízen Energia’s facilities from 1995 to 1997 and from 1992 to 1997. Three of the lawsuits are pending judgment by the lower court, while two of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court’s decision rendered in favor of Raízen. As of December 31, 2019, the aggregate amount involved in these proceeding was R$385.4 million and the risk of loss was classified as possible. The alleged underlying facts occurred before the formation of the joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by Raízen’s shareholders in the event of an unfavorable decision. In addition to these tax claims, Raízen is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI).

•

Tax on industrialized products. Based on Normative Instruction No. 67/98, in August 1998, Raízen Energia applied for the offset of tax debts with the Brazilian federal tax authorities. Tax credits were generated from undue payment in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The offset was partially granted by the administrative trial court. However, the calculation of the amount of credit is still pending. As of December 31, 2019, the amount involved in this proceeding was R$27 million. The risk of loss is classified as possible. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts involved in the lawsuit will be reimbursed by Raízen’s shareholders for a portion of any loss in the event of an unfavorable decision. No provision has been made for this proceeding in our consolidated financial statements.

•

MP 470. Brazilian federal tax authorities have partially rejected Raízen Energia’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Raízen Energia’s carryforward losses are not sufficient to offset the relevant debts. The amount involved in this proceeding is R$189.9 million and the chance of loss is possible.

•

PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen Energia related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses from goods and services directly associated with Raízen Energia’s activities and which were therefore deemed to be inputs. Relevant credits were derived from the acquisition of goods and services directly associated with Raízen Energia’s activities and, therefore, were deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, the tax assessments are pending judgment by the administrative tax courts. As of December 31, 2019, the aggregate amount involved in such proceedings was R$435.1 million. In relation to the use of credits of PIS and COFINS by Raízen Energia after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen Energia has received tax assessment notices. As of December 31, 2019, the aggregate amount involved in these proceedings is R$838 million. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.

•

ICMS – Diesel Oil. Tax authorities of the state of São Paulo have challenged the use of ICMS credits by Raízen Energia based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen Energia had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred before the formation of the joint venture on April 1, 2011, shareholders will reimburse Raízen for a portion of any loss in case of an adverse decision. There are several ongoing administrative and judicial proceedings regarding the matter. As of December 31, 2019, the aggregated amount involved was R$459.7 million. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen Energia has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2019, the amount involved in this proceeding was R$347 million. The risk of loss is classified as possible in each case.

•

ICMS. Tax assessment filed by tax authorities of the state of São Paulo against Raízen Energia relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen Energia obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceeding is pending a new judgment by the administrative tax courts, although the material reduction already obtained remains valid and has been reflected in the collection documents. The total amount involved as of December 31, 2019 was R$358.7 million. The risk of loss is classified as possible. The underlying facts occurred before the formation of the joint venture on April 1, 2011. Accordingly, these amounts will be reimbursed by shareholders in the event of an unfavorable decision. No provision has been recorded for this proceeding in our financial statements.

•

PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen Combustíveis. Raízen Combustíveis obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court. The amount under dispute as of December 31, 2019 was R$600 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•

PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen Combustíveis. The amount under dispute as of December 31, 2019 was R$499 million and Raízen Combustíveis presented a surety bond in order to continue to litigate. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•

Labor Civil Public Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The Labor Court ruled the case groundless at first instance. The Public Prosecutor’s Office of Rio de Janeiro and Raízen appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights (including collective moral damages) in an amount of R$5,422.4 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts are subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.

Criminal Investigations Involving Raízen Combustíveis

On July 31, 2018, the Civil Police of the state of Paraná launched Operation Controlled Margin to investigate the alleged involvement of Raízen Combustíveis in a scheme to control the final price of fuel sold in service stations located in such region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested.

In parallel, also on July 31, 2018, in connection with the so-called Operation Dubai, the Public Prosecutor’s Office of the Federal District filed a complaint against, among other parties, Raízen Combustíveis and one employee of Raízen Combustíveis in relation to certain alleged anticompetitive practices. In said complaint, the Public Prosecutor’s Office of the Federal District requested that certain assets and funds of Raízen Combustíveis in an amount of approximately R$120 million be frozen. This freezing of assets was not put in place, as a result of certain guarantees being provided to the court.

Raízen Combustíveis is currently contesting both sets of proceedings.

Item 4A.	Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017, as well as with the information presented under the sections entitled

“Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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

•

a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018, and for the fiscal year ended December 31, 2018 compared with the fiscal year ended December 31, 2017;

•

a discussion of our liquidity and capital resources, including our working capital as of December 31, 2019, our cash flows for the years ended December 31, 2019, 2018 and 2017, and our material short-term and long-term indebtedness as of December 31, 2019; and

•	a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

The discussion in this section is based on our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017.

We use IFRS as issued by the IASB for financial reporting purposes. Our audited consolidated financial statements include the financial statements of Cosan Limited and its subsidiaries. Investments in entities which the Company does not control, but either jointly controls or has significant influence over, are accounted for using the equity method. The results of operations of Raízen Energia and Raízen Combustíveis, our Joint Ventures, are accounted for using the equity method, under IFRS 11.

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2019 with the fiscal year ended December 31, 2018, and a comparison of the fiscal year ended December 31, 2018 with the fiscal year ended December 31, 2017.

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

(2) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

(3) Comgás: distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

(4) Cosan Logística: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

(5) Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities; and

Reconciliation

(6) Cosan Corporate: an online payment services platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Following the adoption of IFRS 11, as of April 1, 2013, Cosan S.A. no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in its consolidated statement of financial position, consolidated statement of profit or loss and comprehensive income and consolidated cash flows, and the results from these businesses are accounted for under the line item “Equity in income of jointly-controlled entity” in our consolidated statement of profit or loss and other comprehensive income.

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

Summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows (see note 3.2 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for further information):

Trade payables. The calculation of cost of gas in the closing of the legal disputes with Petrobras in 2018.

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

Property, plant and equipment, and intangible assets and goodwill. The calculation of depreciation and amortization of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

The Company performs annually a review of impairment indicators for intangible assets and property, plant and equipment. Also, an impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

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

IFRS 16 Leases

The Company has applied IFRS 16 — Leases, or “IFRS 16,” since January 1, 2019 as described below:

The Company has adopted IFRS 16 Leases using the modified retrospective approach from January 1, 2019, but has not presented restated 2018 figures for comparative purposes, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new accounting policies are disclosed in notes 3.3 and 5.6 to our consolidated financial statements for the fiscal year ended December 31, 2019, attached hereto for further information.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 — Leases, or “IAS 17.” These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities follows a range from 4.00% to 12.70% per year.

For leases previously classified as finance leases, the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

The joint ventures Raízen Energia S.A. and Raízen Combustíveis S.A. recognized the lease liability and the right-of-use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics (note 9 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto). The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 — Determining Whether an Arrangement Contains a Lease in determining whether an arrangement contains a lease.

The total impact on the Company’s financial position as of January 1, 2019 is as follows:

(in thousands of reais)
Assets
Current assets
Other current assets	1,526
Non-current assets
Other non-current assets	7,520
Deferred tax assets	41,709
Right-of-use assets	892,219
Current liabilities
Leases	(65,680)
Non-current liabilities
Leases	(1,352,685)
Equity
Retained earnings	475,391

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

This interpretation addresses the accounting of income taxes when tax treatments involve uncertainty that affects the application of IAS 12 — Income Taxes, or “IAS 12,” and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically include treatment of interest and penalties associated with uncertain taxes.

The Company is subject to examination by the tax authorities for the past five fiscal years as of December 31, 2019. The Company has audits in progress at various stages of completion, some of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

The Company has not identified effects from the adoption of IFRIC 23 — Uncertainty over Income Tax Treatments that could affect the Company’s accounting policies and its consolidated financial statements.

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

	For the Fiscal Year Ended December 31,
	2019	2018	2017
GDP growth	1.1%	1.3%	1.3%
Inflation (IGP-M)	7.3%	7.5%	(0.5)%
Inflation (IPCA)(1)	4.3%	3.8%	3.0%
Interbank rate – CDI (average)(2)	4.4%	6.4%	6.9%

	For the Fiscal Year Ended December 31,
	2019		2018		2017
Long-term interest rates (average)(3)		5.6%		7.0%		7.0%
Exchange rate at the end of the period per U.S.$1.00	R$	4.03	R$	3.87	R$	3.31
Average exchange rate per U.S.$1.00	R$	3.95	R$	3.65	R$	3.19
Appreciation (depreciation) of the real against the U.S. dollar (4)		(4.0)%		(17.1)%		(1.5)%

Sources: IBGE, Brazilian Central Bank, B3 and Fundacão Getúlio Vargas, or “FGV.”

(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long-term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long-term loans by BNDES.
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

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.5% as of December 31, 2018 and 4.5% as of December 31, 2019. As of the date of this annual report, the SELIC rate was 3.00%.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue throughout 2020. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

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

In addition, economy minister Mr. Paulo Guedes proposed, during the presidential campaign, to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the last quarter of 2019, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

In addition, the recent Covid-19 outbreak is spreading quickly and is expected to have a significant effect on demand in 2020. Business operations across Asia, Europe and the United States are being affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and are expected to lead to a global economic slowdown in 2020.

Any deterioration in Brazil’s rate of economic growth, or changes in interest rates, the unemployment rate or price levels generally, may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

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

Sugar

The profitability of our sugar products is mainly affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11.” Refined sugar trades at a premium to raw sugar, known as the “white premium,” and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5.” Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations, and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane and whether to produce sugar or more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(U.S.$/lb)
Initial quote	0.1193	0.1533	0.2051
Closing quote	0.1342	0.1203	0.1516
Daily average quote	0.1234	0.1224	0.1578
High quote	0.1355	0.1533	0.2118
Low quote	0.1076	0.0900	0.1255

Source: NYBOT; prices from the 1st Generic Future. Bloomberg.

Ethanol

Our ethanol products are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations, and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and B3 as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(U.S.$/thousand liters)
Initial quote	443.20	560.60	573.70
Closing quote	496.30	427.90	535.20
Daily average quote	443.78	460.22	477.80
Monthly average quote	443.82	460.89	478.61
High quote	507.90	581.80	578.60
Low quote	407.10	356.90	384.80

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(U.S.$/thousand liters)
Initial quote	487.20	595.00	642.20
Closing quote	542.20	469.40	584.20
Daily average quote	488.97	502.04	526.40
High quote	542.20	612.60	642.20
Low quote	451.90	390.10	430.80

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(R$/thousand liters)
Average Unitary Price	2,184.11	2,011.00	1,704.00

Source: Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and Argentina, and may also fluctuate depending on the performance of specific industries. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia, a significant proportion of natural gas purchases of Comgás, and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars.

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

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business is subject to seasonal trends.”

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

Future weather patterns may reduce the amount of sugar or sugarcane that Raízen can recover in a given harvest, or its sucrose content. In addition, the business of Raízen Energia in particular is subject to seasonal trends based on the sugarcane growing and harvesting cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil usually begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31.

Cosan Logística

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 10.7% in 2015, 6.3% in 2016, 3% in 2017, 3.8% in 2018 and 4.3% in 2019, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 4.3% for the 12-month period ending December 31, 2019.

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

Cost Structure

Our cost structure for Raízen Combustíveis is affected mainly by variable costs related to purchase of crude oil (Argentina), and fuels (mainly gasoline, ethanol and diesel). Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure.

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

•

developments with respect to the Covid-19 pandemic in Brazil and globally (see also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Covid-19 Pandemic”); and

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

Our hedging strategy primarily seeks to protect our cash flows from risks arising from exchange rate fluctuations. Accordingly, certain of our derivative financial instruments have been designated for hedge accounting, namely: (1) at Cosan Limited, the Senior Notes due 2024 and the associated derivative financial instruments; (2) at Cosan S.A., the Senior Notes due 2023 and the associated derivative financial instruments; (3) at Comgás, the third and fifth issuances of debentures due in 2020 and 2023, respectively, and the associated derivative financial instruments; and (4) at Rumo, the Senior Notes due 2024 and 2025, and the associated derivative financial instruments.

In addition, our joint venture Raízen Energia hedges part of the future price risk of its sugar production (that which it believes will be exported) and of its exchange rate derivative transactions using future contracts, options and swaps. Its hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rate fluctuations, and as most of the derivative instruments have been designated for hedge accounting, Raízen Energia has not experienced material gains or losses in its financial results.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 21 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for further information.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2019 with the audited fiscal year ended December 31, 2018, and a comparison of the audited fiscal year ended December 31, 2018 with the audited fiscal year ended December 31, 2017.

Results of Operations for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2019 and 2018:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	20,611.4	16,834.8	22.43%
Cost of sales	(14,160.2)	(12,108.3)	16.95%
Gross profit	6,451.2	4,726.5	36.49%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Selling expenses	(1,122.9)	(1,019.2)	10.17%
General and administrative expenses	(1,236.1)	(975.5)	26.71%
Other income (expense), net	404.7	747.3	(45.85)%
Operating expense	(1,954.3)	(1,247.4)	56.67%
Profit before equity in earnings of investees, finance results and taxes	4,496.9	3,479.1	29.25%
Interest in earnings of associates	1.2	45.1	(97.34)%
Interest in earnings of joint ventures	1,131.4	946.3	19.56%
Finance results, net	(1,967.6)	(1,598.4)	23.10%
Profit before taxes	3,661.9	2,872.1	27.50%
Income taxes – current	(1,000.1)	(464.9)	N/A
Income taxes – deferred	220.5	(295.6)	N/A
Total income taxes	(779.6)	(760.5)	2.51%
Profit from continuing operations	2,882.3	2,111.6	36.50%
Profit (loss) from discontinued operation, net of tax	11.0	(28.2)	N/A
Profit for the year	2,893.3	2,083.4	38.87%
Net income attributable to non-controlling interests	(1,577.0)	(1,108.0)	42.33%
Profit attributable to owners of the Company	1,316.3	975.4	34.95%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2019 and 2018:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Cosan Logística	7,087.9	6,584.9	7.64%
Northern Operations	5,313.8	4,913.4	8.15%
Southern Operations	1,478.3	1,412.3	4.67%
Container Operations	295.8	259.2	14.12%
Comgás	9,514.2	6,840.0	39.10%
Industrial	6,045.6	4,411.7	37.04%
Residential	1,295.1	986.1	31.34%
Construction revenue	813.3	415.8	95.60%
Commercial	507.6	387.1	31.13%
Cogeneration	437.3	315.9	38.43%
Automotive	350.6	262.8	33.41%
Other	64.7	60.6	6.77%
Moove	4,046.3	3,450.0	17.28%
Finished goods	3,786.6	3,096.7	22.28%
Basic Oil	194.4	317.9	(38.85)%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Services	65.3	35.4	84.46%
Reconciliation
Cosan Corporate	0.1	—	N/A
Segment elimination	(37.1)	(40.1)	(7.48)%
Net sales	20,611.4	16,834.8	22.43%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The change in the various components consists of the following:

Cosan Logística

Net sales increased from R$6,584.9 million in the fiscal year ended December 31, 2018 to R$7,087.9 million in the fiscal year ended December 31, 2019, mainly due to a 6.6% increase in volume transported to 60.1 billion tons per kilometer used, or “TKU,” from 56.4 billion TKU in the fiscal year ended December 31, 2018. Port terminal loading volume increased in the fiscal year ended December 31, 2019 in comparison to port terminal loading volume in the fiscal year ended December 31, 2018, with net revenue from services from port terminal loading decreasing by 7.9%, to R$284.2 million in the fiscal year ended December 31, 2019, from R$308.7 million in the fiscal year ended December 31, 2018, primarily due to an unfavorable scenario for sugar exports. Net revenue from transportation services totaled R$6,108.4 million in the fiscal year ended December 31, 2019, compared to R$5,674.0 million in the fiscal year ended December 31, 2018, primarily due to higher volumes of soybean and corn transported in 2019.

Comgás

Comgás’s revenues in the fiscal year ended December 31, 2019 amounted to R$9,514.2 million, representing the results of its activities of natural gas distribution in the concession region of the state of São Paulo. This represented an increase of 39.10% as compared to the fiscal year ended December 31, 2018. This increase was primarily due to increases in the cost of gas and the transport thereof following the Fourth Ordinary Tariff Review applied to all segments.

Moove

The net revenue of the lubricants business was R$4,046.3 million in the fiscal year ended December 31, 2019, an increase of 17.28% compared to the fiscal year ended December 31, 2018, primarily due to the expansion of Moove’s international operations, which resulted in an increase of 15%, or 52 million liters, in volume sold in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018, certain operational synergies and a better mix of products sold.

Cost of Sales

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Cosan Logística	(4,608.8)	(4,465.6)	3.21%
Comgás	(6,402.3)	(4,901.7)	30.61%
Moove	(3,185.7)	(2,781.1)	14.55%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Reconciliation
Cosan Corporate	(0.5)	—	N/A
Segment elimination	37.1	40.1	(7.48)%

Cost of sales	(14,160.2)	(12,108.3)	16.95%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The total cost of sales and services increased by 16.95% to R$14,160.2 million during the fiscal year ended December 31, 2019, from R$12,108.3 million during the fiscal year ended December 31, 2018, due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2019 increased by R$143.2 million, or 3.21%, from R$4,465.6 million in the fiscal year ended December 31, 2018 to R$4,608.8 million in the fiscal year ended December 31, 2019. The cost of services accounted for 65.0% of net revenue from services in the fiscal year ended December 31, 2019 as compared to 67.8% for the fiscal year ended December 31, 2018. This increase in cost of services was primarily due to an increase in the cost of fertilizers in the Northern Operations in 2019, an increase in liabilities in take-or-pay agreements due to operational restrictions resulting from heavy rain in February 2019, and an increase in labor costs due to losses in connection with social contribution charges (special tax benefits on employee wages/benefits) and inflation. These increased costs were partially offset by the greater efficiency of new trains acquired, which resulted in lower fuel consumption (a decrease of 5.5% in liters/GTK).

Comgás

Comgás’s costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$6,402.3 million in the fiscal year ended December 31, 2019, a 30.61% increase in comparison to the fiscal year ended December 31, 2018. This increase reflects an increase of 28.7% in the unitary cost of gas, which is the base reference for the price of gas in our supply agreements, an increase of 16.6% in the price of crude oil and a 4% depreciation of the real against the U.S. dollar during the fiscal year ended December 31, 2019.

Moove

The cost of lubricants sales totaled R$3,185.7 million in the fiscal year ended December 31, 2019, an increase of 14.55% as compared to the fiscal year ended December 31, 2018, mainly due to (i) higher import costs of base oil, due to higher international prices of crude oil; (ii) depreciation of the real against the U.S. dollar; and (iii) an increase in costs from international operations, as a result of the expansion of our operations in Europe, as well as the consolidation of lubricant distribution operations in Argentina and the United States in the fiscal year ended December 31, 2019.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Cosan Logística	(7.0)	(12.9)	(45.74)%
Comgás	(614.5)	(613.0)	0.24%
Moove	(492.5)	(393.3)	25.22%
Reconciliation
Cosan Corporate	(8.9)	—	N/A

Selling expenses	(1,122.9)	(1,019.2)	10.17%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Selling expenses increased by 10.17% to R$1,122.9 million during the fiscal year ended December 31, 2019 from R$1,019.2 million during the fiscal year ended December 31, 2018, due to the factors described below.

Cosan Logística

Cosan Logística’s selling expenses decreased by 45.74% to R$7.0 million in the fiscal year ended December 31, 2019 from R$12.9 million in the fiscal year ended December 31, 2018. This decrease was primarily due to a 78.7% decrease in leasing and concession costs as a result of the application of IFRS 16.

Comgás

Selling expenses increased by 0.24% to R$614.5 million during the fiscal year ended December 31, 2019, from R$613.0 million during the fiscal year ended December 31, 2018. This increase reflects a 32% increase in third-party services expenses, partially offset by a decrease of 1.4% in depreciation and amortization costs incurred in connection with asset write-offs.

Moove

Selling expenses increased 25.22% to R$492.5 million in the fiscal year ended December 31, 2019, as compared to R$393.3 million in the fiscal year ended December 31, 2018. This increase was mainly due to an increase of 15% in volumes sold in Brazil and, to a greater degree, abroad.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Cosan Logística	(364.6)	(301.7)	20.85%
Comgás	(404.4)	(367.7)	9.98%
Moove	(173.2)	(132.3)	30.91%
Reconciliation
Cosan Corporate	(293.9)	(173.8)	69.10%

General and administrative expenses	(1,236.1)	(975.5)	26.71%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 26.71% to R$1,236.1 million during the fiscal year ended December 31, 2019, from R$975.5 million during the fiscal year ended December 31, 2018, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$364.6 million in the fiscal year ended December 31, 2019, an increase of 20.85% compared to the fiscal year ended December 31, 2018, mainly due to (i) depreciation and amortization costs, which totaled R$1,675.6 million in the fiscal year ended December 31, 2019 compared to R$1,418.9 million in the fiscal year ended December 31, 2018, as a result of investments in capital-intensive assets, such as rolling stock (locomotives and railcars) and permanent rail lines; (ii) transportation and port terminal loading costs, which increased to R$1,696.4 million in the fiscal year ended December 31, 2019, compared to R$1,547.7 million in the fiscal year ended December 31, 2018, primarily as a result of an increase in transported volume combined with an increase in fuel costs during the period, partially offset by an increase in fuel efficiency; (iii) personnel expenses totaling R$928.5 million in the fiscal year ended December 31, 2019, compared to R$843.4 million in the fiscal year ended December 31, 2018, resulting from wages adjusted by inflation combined with Cosan Logística’s loss in connection with social contribution charges (special tax benefits on employee wages/benefits) in 2019; and (iv) leasing and concession costs, as explained by IFRS 16 standards, effective for annual periods beginning after January 1, 2019, which totaled R$48.2 million in the fiscal year ended December 31, 2019 compared to R$226.2 million in the fiscal year ended December 31, 2018.

Comgás

General and administrative expenses totaled R$404.4 million in the fiscal year ended December 31, 2019, compared with R$367.7 million in the fiscal year ended December 31, 2018, primarily due to an increase of 47% in personnel expenses due to an increase in variable compensation payments following improvements in certain operational indicators on which variable compensation is based.

Moove

General and administrative expenses totaled R$173.2 million in the fiscal year ended December 31, 2019, an increase of 30.91% when compared to the fiscal year ended December 31, 2018, primarily due to an increase in personnel expenses as a result of the expansion of Moove’s international operations.

Cosan Corporate

General and administrative expenses totaled R$293.9 million in the fiscal year ended December 31, 2019, an increase of 69.10% when compared to the fiscal year ended December 31, 2018, primarily due to (i) an increase of 47.7% in costs with wages and benefits due to an increase in the variable compensation payments following improvements in certain operating indicators on which variable compensation is based; and (ii) an incremental cost of R$30 million related to replacing the stock option plans with a shared-based compensation plan.

Other income (expense), net

Other income, net decreased from R$747.2 million in the fiscal year ended December 31, 2018 to R$404.7 million in the fiscal year ended December 31, 2019. This decrease was mainly due to gains related to the sale of credit rights in the amount of R$726.0 million derived from certain indemnity lawsuits filed against the federal government that had an impact in the fiscal year ended December 31, 2018, but not in the fiscal year ended December 31, 2019. On the other hand, in the fiscal year ended December 31, 2019, we recognized a gain on the sale of credit rights in the amount of R$410.0 million and additional payments amounting to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410 million, resulting from (i) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar II, 2.51% interest in Radar, 51% interest in Tellus Brasil, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates decreased to R$1.2 million in the fiscal year ended December 31, 2019 from R$45.1 million in the fiscal year ended December 31, 2018, mainly due to worse business performance.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$1,131.4 million in the fiscal year ended December 31, 2019 from R$946.3 million in the fiscal year ended December 31, 2018. This was a result of the factors detailed above for Raízen Energia and Raízen Combustíveis. In accordance with IFRS 11, these factors are not consolidated into our financial statements but accounted for under the equity method.

Finance results, net

Finance results, net in the fiscal year ended December 31, 2019 totaled a net financial expense of R$1,967.6 million compared with a net financial expense of R$1,598.4 million in the fiscal year ended December 31, 2018, an increase of R$369.1 million, or 23.1%. This was mainly due to the increase of R$304.8.6 million due to the implementation of IFRS 16 on January 1, 2019.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,626.9)	(1,595.1)	1.99%
Monetary and exchange rate variation	(438.4)	(1,488.3)	(70.54)%
Derivatives and fair value measurement	764.8	1,530.5	(50.03)%
Amortization of borrowing costs	(56.4)	(54.0)	4.44%
Guarantees and warranties on debt	(65.2)	(107.7)	(39.46)%

	(1,422.1)	(1,714.6)	(17.06)%
Income from financial investments and exchange rate in cash and cash equivalents	407.7	437.6	(6.83)%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Cost of debt, net	(1,014.4)	(1,277.0)	(20.56)%

Other charges and monetary variations
Interest on other receivables	435.5	460.9	(5.51)%
Interest on other liabilities	(302.6)	(87.5)	N/A
Monetary variation on leases and concession agreements	(190.3)	(186.3)	2.15%
Monetary variation on leases	(369.0)	(105.1)	N/A
Advances on real estate credits	—	(5.1)	N/A
Interest on shareholders’ equity	(18.7)	(13.0)	43.85%
Interest on contingencies and contracts	(222.6)	(227.8)	(2.28)%
Bank charges and other	(196.2)	(94.5)	N/A
Exchange variation	(89.3)	(63.0)	41.75%

	(953.2)	(321.4)	N/A

Finance results, net	(1,967.6)	(1,598.4)	23.10%

Reconciliation
Finance expense	(3,690.6)	(2,836.8)	30.10%
Finance income	974.6	1,032.2	(5.58)%
Foreign exchange losses, net	(526.9)	(1,552.4)	(66.06)%
Derivatives	1,275.3	1,758.5	(27.48)%

	(1,967.6)	(1,598.5)	23.09%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$292.5 million, or 17.06%. This decrease was primarily due to the positive non-cash effect of foreign exchange variation of the unhedged portion of our perpetual notes, arising from the appreciation of the real against the U.S. dollar in the first semester of 2019.

Interest income. Interest income amounted to R$407.7 million in the fiscal year ended December 31, 2019, a decrease of 6.83% as compared to interest income of R$437.6 million in the fiscal year ended December 31, 2018. This decrease was primarily due to the decrease of the average CDI rate from 6.40% as of December 31, 2018 to 4.4% as of December 31, 2019.

Other charges and monetary variations. Other charges and monetary variations increased by R$631.8 million. Banking expenses, leases, fees and other expenses increased by R$580.7 million. This increase is primarily due to an increase of R$304.8.6 million due to the implementation of IFRS 16 on January 1, 2019 and banking expenses and fees in connection with the offering of notes due 2029 and the tender offer for our 2024 Notes.

Income tax (expense) benefit

Income tax expenses amounted to R$779.6 million for the fiscal year ended December 31, 2019, compared to R$760.5 million in the fiscal year ended December 31, 2018. This increase was a consequence of the higher profit in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018.

In the fiscal year ended December 31, 2019, the effective tax rate was 21.29%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$385.1 million and tax incentives of R$178.6 million, which were partially offset by differences in tax rates on losses of overseas companies of R$78.0 million and unrecognized tax losses of R$69.3 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$1,316.3 million in the fiscal year ended December 31, 2019, compared to R$975.4 million in the fiscal year ended December 31, 2018. This represented an increase of 34.95% after deducting net income attributable to non-controlling interests of R$1,577.0 million and R$1,107.8 million in the fiscal year ended December 31, 2019 and the fiscal year ended December 31, 2018, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2018 Compared to the Fiscal Year Ended December 31, 2017

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2018 and 2017:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	16,834.8	13,579.0	23.98%
Cost of sales	(12,108.3)	(9,224.3)	31.27%
Gross profit	4,726.5	4,354.7	8.54%
Selling expenses	(1,019.2)	(1,068.5)	(4.61)%
General and administrative expenses	(975.5)	(923.7)	5.61%
Other income (expense), net	747.3	889.8	(16.01)%
Operating expense	(1,247.4)	(1,102.4)	13.15%
Profit before equity in earnings of investees, finance results and taxes	3,479.1	3,252.3	6.97%
Interest in earnings of associates	45.1	10.8	N/A
Interest in earnings of joint ventures	946.3	985.1	(3.94)%
Finance results, net	(1,598.4)	(2,733.4)	(41.52)%
Profit before taxes	2,872.1	1,514.8	89.60%
Income taxes – current	(464.9)	(134.5)	N/A
Income taxes – deferred	(295.6)	(293.8)	0.61%
Total income taxes	(760.5)	(428.3)	77.56%
Profit from continuing operations	2,111.6	1,086.5	94.35%
Loss from discontinued operation, net of tax	(28.2)	(40.2)	(29.85)%
Profit for the year	2,083.4	1,046.3	99.12%
Net income attributable to non-controlling interests	(1,108.0)	(495.3)	N/A
Profit attributable to owners of the Company	975.4	551.0	77.02%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2018 and 2017:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	6,584.9	5,946.4	10.74%
Northern Operations	4,913.4	4,439.8	10.67%
Southern Operations	1,412.3	1,283.1	10.07%
Container Operations	259.2	223.5	15.97%
Comgás	6,840.0	5,537.8	23.51%
Industrial	4,411.7	3,494.4	26.25%
Residential	986.1	849.7	16.05%
Construction revenue	415.8	351.2	18.39%
Commercial	387.1	320.0	20.97%
Cogeneration	315.9	229.7	37.53%
Automotive	262.8	224.2	17.22%
Other	60.6	68.6	(11.66)%
Moove	3,450.0	2,129.5	62.01%
Finished goods	3,096.7	1,876.9	64.99%
Basic Oil	317.9	220.5	44.17%
Services	35.4	32.1	10.28%
Reconciliation
Cosan Corporate	—	—	N/A
Segment elimination	(40.1)	(34.7)	15.56%
Net sales	16,834.8	13,579.0	23.98%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The change in the various components consists of the following:

Cosan Logística

Net sales increased from R$5,946 million in the fiscal year ended December 31, 2017 to R$6,584.9 million in the fiscal year ended December 31, 2018, mainly due to an increase in volume transported of 13.4% compared to the fiscal year ended December 31, 2017. This increase in volume transported was due to an increase in capacity as a result of our capital expenditure plan, which offset the effects of the truckers’ strike which took place in Brazil in May 2018. Other factors which contributed to the increase in Rumo’s overall sales in the fiscal year ended December 31, 2018 include (i) greater volumes of agricultural and industrial products (fertilizer in particular) being transported by the Northern Operation, and the fact that volumes transported in November and December 2018 were higher than expected as a result of the prospect of there being an early soybean harvest in 2019 (as a consequence of which producers were required to move their corn inventory earlier than expected in order to make space to store the incoming soybeans, which meant that corn which would otherwise have been transported in January 2019 was transported in December 2018); and (ii) an increase in the volume transported to the Port of Santos in the state of São Paulo of 10% in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 (while maintaining our market share of 53%), which resulted in a 12% increase in freight revenues in our operations at the Port of Santos when taking into account price adjustments as a result of the IGP-M and diesel price.

Comgás

Comgás’s revenues in the fiscal year ended December 31, 2018 amounted to R$6,840 million, representing the results of its activities of natural gas trading and distribution in the concession region of the state of São Paulo. This represented an increase of 23.51% as compared to the fiscal year ended December 31, 2017. This increase was primarily due to (i) a 5% increase in the volume of gas sold to the industrial sector in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 as a result of certain commercial negotiations and the gradual recovery of industrial activity in Brazil, (ii) an increase in volume sold in our residential segment of 7% as compared to the fiscal year ended December 31, 2017 as a result of the addition of 113,000 new customers, (iii) an increase of 9% in the volume of gas sold to the commercial sector in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017 as a result of the addition of new customers and the gradual recovery of economic activity in Brazil, (iv) a 14% increase in the cost of natural gas and (v) a decrease of 5% in the gross revenue deductions due to non-recurring tax credits effects resulting from the exclusion of ICMS from the PIS and COFINS calculation basis.

Moove

The net revenue of the lubricants business was R$3,450 million in the fiscal year ended December 31, 2018, an increase of 62% compared to the fiscal year ended December 31, 2017, primarily due to the expansion of Moove’s international operations, which resulted in an increase of 2%, or 20 million liters, in volume sold in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017, certain operational synergies, and a better mix of products sold.

Cost of Sales

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	(4,465.6)	(4,221.0)	5.79%
Comgás	(4,901.7)	(3,492.4)	40.35%
Moove	(2,781.1)	(1,545.7)	79.92%
Reconciliation
Cosan Corporate	—	—	N/A
Segment elimination	40.1	34.8	15.23%

Cost of sales	(12,108.3)	(9,224.3)	31.27%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The total cost of sales and services increased by 31% to R$12,108.3 million during the fiscal year ended December 31, 2018, from R$9,224.3 million during the fiscal year ended December 31, 2017 due to the factors described below.

Cosan Logística

The cost of Cosan Logística’s services provided for the fiscal year ended December 31, 2018 increased 5.79%, to R$4,465.6 million, as compared to R$4,221.0 million the fiscal year ended December 31, 2017. This increase was primarily due to: (i) a 13.4% increase in volume transported and an increase in efficiency, (ii) the fact that in the fiscal year ended December 31, 2018, variable costs increased at a slower pace than volume, mainly due to a continued decrease in fuel consumption (liters/GTK decreased by 7.1% in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017), and (iii) stable fixed costs in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017.

Comgás

Comgás’s costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$4,901.7 million in the fiscal year ended December 31, 2018, a 40.35% increase as compared to the fiscal year ended December 31, 2017. This increase reflects a 65% increase in the unitary cost of gas and a 6% increase in volume distributed in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. The increase in the unitary cost of gas was primarily due to the increase in the base references for the price of gas in our supply agreements, namely a decrease of 20% in the price of crude oil and a depreciation of 17.1% of the real against the U.S. dollar during the fiscal year ended December 31, 2018.

Moove

The cost of lubricants sales totaled R$2,781.1 million in the fiscal year ended December 31, 2018, an increase of 79.92% as compared to the fiscal year ended December 31, 2017, mainly due to (i) higher import costs of base oil, due to higher international prices of crude oil; (ii) depreciation of the real against the U.S. dollar; and (iii) an increase in costs from international operations, as a result of the expansion of our operations in the United Kingdom as well as the beginning of lubricant distribution operations in Argentina, France, Portugal and the United States in the fiscal year ended December 31, 2018.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricants sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	(12.9)	(28.8)	(55.21)%
Comgás	(613.0)	(652.9)	(6.11)%
Moove	(393.3)	(386.7)	1.71%
Reconciliation
Cosan Corporate	—	—	N/A

Selling expenses	(1,019.2)	(1,068.4)	(4.61)%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Selling expenses decreased by 4% to R$1,019.2 million during the fiscal year ended December 31, 2018 from R$1,068.4 million during the fiscal year ended December 31, 2017, due to the factors described below.

Cosan Logística

Cosan Logística’s selling expenses decreased by 55.21% to R$12.9 million in the fiscal year ended December 31, 2018 from R$28.8 million in the fiscal year ended December 31, 2017. This decrease was primarily due to a write-off recorded in the fiscal year ended December 31, 2017 of a contractual penalty owed to us by a specific client which went insolvent. There was no such write-off in the fiscal year ended December 31, 2018.

Comgás

Selling expenses decreased by 6.11% to R$613 million during the fiscal year ended December 31, 2018, from R$652.9 million during the fiscal year ended December 31, 2017, primarily as a result of lower amortization costs due to divestment in customer relationships and lower third-party services expenses, partially offset by the effects of inflation (at a rate of 3.75% per year as measured by the IPCA).

Moove

Selling expenses increased 2%, to R$393.3 million in the fiscal year ended December 31, 2018, as compared to R$386.7 million in the fiscal year ended December 31, 2017. This increase was mainly due to an increase in personnel expenses as a result of the expansion of Moove’s international operations.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cosan Logística	(301.7)	(285.4)	5.71%
Comgás	(367.7)	(345.0)	6.58%
Moove	(132.3)	(94.0)	40.74%
Reconciliation
Cosan Corporate	(173.8)	(199.3)	(12.79)%

General and administrative expenses	(975.5)	(923.7)	5.61%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 5.61% to R$975.5 million during the fiscal year ended December 31, 2018, an increase from R$923.7 million during the fiscal year ended December 31, 2017, due to the factors described below.

Cosan Logística

General and administrative expenses totaled R$301.7 million in the fiscal year ended December 31, 2018, an increase of 5.71% compared to the fiscal year ended December 31, 2017, primarily as a result of an increase of 15% in personnel expenses due to an increase in salary expenses as a result of inflation and social security charges from September 2018 onwards, higher consulting expenses in connection with mergers and acquisitions and certain other specific projects, and productivity issues in our administrative department.

Comgás

General and administrative expenses totaled R$367.7 million in the fiscal year ended December 31, 2018, compared with R$345.0 million in the fiscal year ended December 31, 2017, primarily due to an increase of 6.58% in personnel expenses due to an increase in variable compensation payments following improvements in certain operational indicators on which variable compensation is based.

Moove

General and administrative expenses totaled R$132.3 million in the fiscal year ended December 31, 2018, an increase of 40.74% when compared to the fiscal year ended December 31, 2017, primarily due to a 65% increase in employee benefit expenses as a result of the expansion of international operations.

Cosan Corporate

General and administrative expenses totaled R$173.8 million in the fiscal year ended December 31, 2018, a decrease of 12.79% when compared to the fiscal year ended December 31, 2017, primarily due to the Company’s efforts to control and reduce costs incurred in connection with third-party services, wages and benefits. The decrease in costs with wages and benefits was due to a reduction in the number of employees in the fiscal year ended

December 31, 2018 as compared to the fiscal year ended December 31, 2017. These effects were partially offset by the impact of inflation on general expenses.

Other income (expense), net

Other income, net decreased from R$889.8 million in the fiscal year ended December 31, 2017 to R$747.3 million in the fiscal year ended December 31, 2018. This decrease was mainly due to gains related to the assignment of credit rights in the amount of R$1,034 million deriving from certain indemnity lawsuits filed against the federal government, which had an impact in the fiscal year ended December 31, 2017 but not in the fiscal year ended December 31, 2018. In addition, in the fiscal year ended December 31, 2018, we recognized certain credits deriving from PIS and COFINS contributions in the amount of R$199 million as other income. Furthermore, Comgás and Petrobras entered into a settlement in respect to a judicial dispute related to the price charged in the Firme Nacional and TCQ gas supply contracts, as a result of which we recognized an indemnification in the net positive amount of R$726 million as other income in the fiscal year ended December 31, 2018. For further information, see notes 5.7 and 6 to our financial statements.

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar II, 2.51% interest in Radar, 51% interest in Tellus Brasil, 51% interest in Novvi Limited, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates increased to R$45.1 million in the fiscal year ended December 31, 2018 from R$10.8 million in the fiscal year ended December 31, 2017, mainly due to better business performance.

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

Finance results, net

Finance results, net in the fiscal year ended December 31, 2018 totaled a net financial expense of R$1,598.4 million compared with a net financial expense of R$2,733.3 million in the fiscal year ended December 31, 2017, a decrease of R$1,134.9 million, or 41.45%. This was mainly due to the cost of debt pegged to the average CDI rate, which decreased from 6.89% per annum as of December 31, 2017 to 6.40% per annum as of December 31, 2018.

For a better understanding of our finance results, the following table provides detail on our cost of debt:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,595.1)	(1,774.5)	(10.11)%
Monetary and exchange rate variation	(1,488.3)	(198.7)	n.m. (*)
Derivatives and fair value measurement	1,530.5	(34.1)	n.m.
Amortization of borrowing costs	(54.0)	(38.6)	39.90%

Guarantees and warranties on debt	(107.7)	(157.0)	(31.40)%

	(1,714.6)	(2,202.9)	(22.17)%

Income from financial investments and exchange rate in cash and cash equivalents	437.6	578.6	(24.37)%

Cost of debt, net	(1,277.0)	(1,624.3)	(21.38)%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2018	2017
	(in millions of reais, except percentages)
Other charges and monetary variations
Interest on other receivables	460.9	120.1	n.m.
Interest on other liabilities	(87.5)	48.7	n.m.
Monetary variation on leases and concession agreements	(186.3)	(244.2)	(23.71)%
Monetary variation on leases	(105.1)	(131.2)	(19.89)%
Advances on real estate credits	(5.1)	(20.2)	(74.75)%
Interest on shareholders’ equity	(13.0)	(16.9)	(23.08)%
Interest on contingencies and contracts	(227.8)	(511.1)	(55.43)%
Bank charges and other	(94.5)	(351.6)	(73.12)%
Exchange variation	(63.0)	(2.6)	n.m.
	(321.4)	(1,109.0)	(71.02)%

Finance results, net	(1,598.4)	(2,733.3)	(41.52)%

Reconciliation
Finance expense	(2,836.8)	(3,687.3)	(23.07)%
Finance income	1,032.2	870.8	18.53%
Foreign exchange losses, net	(1,552.3)	(199.5)	n.m.
Derivatives	1,758.5	282.7	n.m.

	(1,598.4)	(2,733.3)	(41.52)%

(1)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(*)	Not meaningful.

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$1,714.6 million, or 22.2%. This decrease was primarily due to gains on certain derivative contracts, which were partially offset by the adverse effects from the unhedged portion of our perpetual bond as a result of the depreciation of the real against the U.S. dollar.

Interest income. Interest income amounted to R$437.6 million in the fiscal year ended December 31, 2018, a decrease of 24.37% as compared to interest income of R$578.6 million in the fiscal year ended December 31, 2017. This decrease was primarily due to the decrease of the average CDI rate from 6.89% as of December 31, 2017 to 6.40% as of December 31, 2018.

Other charges and monetary variations. Other charges and monetary variations decreased 71% to R$321.4 million. Banking expenses, fees and other expenses decreased by R$260 million. This decrease is primarily due to the conclusion of certain legal disputes involving Comgás and Petrobras (see note 5.7 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for additional information), and the recognition of certain credits deriving from PIS and COFINS contributions in a total amount of R$93 million (see note 6 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for additional information).

Income tax (expense) benefit

Income tax expenses amounted to R$760.5 million for the fiscal year ended December 31, 2018, compared to R$428.3 million in the fiscal year ended December 31, 2017. This increase was a consequence of the higher profit in the fiscal year ended December 31, 2018 as compared to the fiscal year ended December 31, 2017. This increase is primarily due to the one-off gains resulting from the conclusion of certain legal disputes involving Comgás (see note 6 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for additional information).

In the fiscal year ended December 31, 2018, the effective tax rate was 26.48%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$339 million and tax incentives of R$12.4 million, which were partially offset by differences in tax rates on losses of overseas companies of R$48 million, interest on shareholders’ equity of R$19.8 million, non-deductible expenses of R$14.4 million and unrecognized tax losses of R$144 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$975.4 million in the fiscal year ended December 31, 2018, compared to R$551 million in the fiscal year ended December 31, 2017. This represented an increase of 77.02% after deducting net income attributable to non-controlling interests of R$1,108 million and R$495.3 million in the fiscal year ended December 31, 2018 and the fiscal year ended December 31, 2017, respectively.

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

In the fiscal years ended December 31, 2019, 2018 and 2017, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational results of our subsidiaries. As of December 31, 2019, our consolidated cash and cash equivalents (including marketable securities) amounted to R$11,587.8 million, compared to R$7,824.6 million for the fiscal year ended December 31, 2018 and R$8,408.5 million for the fiscal year ended December 31, 2017.

On December 31, 2019, Cosan S.A. had positive consolidated working capital of R$5,170.6 million and profit for the year of R$2,483.3 million. On December 31, 2019, Cosan Logística had positive consolidated working capital of R$1,912.7 million and profit for the year of R$778.2 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2019	2018	2017
	(in R$ millions, except percentages)
Cash flows generated by operating activities	6,296.7	5,377.9	4,088.1
Cash flows “used in” investing activities	(130.6)	(1,498.8)	(3,577.4)
Cash flows “used in” financing activities	(1,558.4)	(5,106.4)	(565.7)

Cash flows generated by operating activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2019 were R$6,296.7 million, compared to net cash flows generated by operating activities of R$5,377.9 million in the fiscal year ended December 31, 2018, reflecting higher operational performance of our business. In addition, changes in assets and liabilities were lower than the previous year, with a total amount of R$429.6 million of net cash used in the fiscal year ended December 31, 2019, compared to R$138.8 million of net cash generated in the fiscal year ended December 31, 2018. For the fiscal year ended December 31, 2017, net cash flows generated by operating activities were R$4,088.1 million.

Cash flows “used in” investing activities

Net cash flows used in investing activities were R$130.6 million in the fiscal year ended December 31, 2019, compared to R$1,498.8 million in the fiscal year ended December 31, 2018. This variation was mainly attributable to a R$1,379.7 million increase in sales of marketable securities and a R$170.5 million increase in dividends received from joint ventures from 2018 to 2019. For the fiscal year ended December 31, 2017, cash flows used in investing activities were R$3,577.4 million. See also “—Capital Expenditures.”

Cash flows “used in” financing activities

Net cash flows used in financing activities were R$1,558.4 million in the fiscal year ended December 31, 2019, compared to net cash flows used in financing activities of R$5,106.4 million in the fiscal year ended December 31, 2018. This variation was primarily due to an offering of 5.500% notes due 2029 in an aggregate principal amount of U.S.$750 million and issuances of simple debentures by Cosan S.A., Comgás and Rumo in a total aggregate amount of R$6,095.6 million. For the fiscal year ended December 31, 2017, net cash flows used in financing activities were R$565.7 million.

Indebtedness

As of December 31, 2019, our outstanding debt totaled R$29,052.2 million, of which R$3,518.2 million was short-term debt. Our debt consisted of R$12,360 million in local currency-denominated debt and R$16,692.2 million in foreign currency-denominated debt.

Our total debt of R$29,052.2 million as of December 31, 2019 increased 28.7% as compared to our total debt of R$22,574.4 million at December 31, 2018, primarily due to an offering of 5.500% notes due 2029 in an aggregate principal amount of U.S.$750 million, a second issuance of simple debentures by Cosan S.A. in the amount of R$1,700 million and the depreciation of the real against the U.S. dollar. Our short-term debt, composed of our current portion of long-term debt and interest accrued, represented 12.11% of our total indebtedness as of December 31, 2019. Our U.S. dollar-denominated debt as of December 31, 2019 represented 55.6%, our British pound sterling-denominated debt represented 1.5%, and our euro-denominated debt represented 0.3% of our total indebtedness. Our secured debt as of December 31, 2019 represented 17.7% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment, sugar and ethanol.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$750 million 5.500% senior notes due 2029, U.S.$203 million 5.950% senior notes with maturity in 2024, Rumo’s U.S.$750 million 7.375% senior notes with maturity in 2024,

Rumo’s 5.875% senior notes due 2025, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes, our U.S.$121 million 5.00% notes with maturity in 2023 and our R$850 million 9.50% notes with maturity in 2018, which limit the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. For the fiscal year ended December 31, 2019, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2019 are described below:

•

On February 22, 2019, Rumo raised funds through the issuance of debentures in Brazil in the aggregate principal amount of R$500.0 million, maturing in February 2029 and bearing interest at the IPCA rate plus 4.68% per year, paid semiannually. This debt is hedged by an interest rate swap;

•

On February 28, 2019, Cosan S.A. made its second issuance of simple, nonconvertible, unsecured debentures in a single series, in the amount of R$1,700 million. The debentures will mature in February 2021. The proceeds of this issuance were used for the tender offer for the acquisition of class A preferred shares and common shares issued by Comgás;

•

On March 19, 2019, Rumo raised funds through the issuance of debentures in Brazil in the aggregate principal amount of R$600.0 million, maturing in February 2029 and bearing interest at the IPCA rate plus 4.5% per year, paid semiannually. This debt is hedged by an interest rate swap;

•

On March 19, 2019, Rumo issued debentures due 2029 in the aggregate principal amount of R$600.0 million, which bear interest at the IPCA rate plus 4.50% per year, paid semiannually. This debt is hedged against interest rate variations by an interest swap;

•

On July 31, 2019, we completed an offering of 5.500% notes due 2029 in an aggregate principal amount of U.S.$750 million. The proceeds of this offering were used to pay the tender price (plus any accrued interest, fees and/or expenses) of the 2024 Notes that were tendered in connection with the tender offer which expired on August 13, 2019. Any remaining funds were used for general corporate purposes;

•

On October 15, 2019, Comgás made its eighth issuance of simple, nonconvertible, unsecured debentures in a single series, in the amount of R$2,000 million. The debentures will mature in October 2022. The proceeds from this issuance were used for working capital and general corporate purposes;

•	On November 6, 2019, Rumo issued debentures due in 2029 in the aggregate principal amount of R$906.8 million, which bear interest at the IPCA rate plus 3.9% per year, paid semiannually; and

•	On November 6, 2019, Rumo issued debentures due in 2029 in the aggregate principal amount of R$222.3 million, which bear interest at the IPCA rate plus 4.0% per year, paid semiannually.

The table below shows the profile of our debt instruments as of the dates indicated:

Description	Index	Annual interest	December 31, 2019	December 31, 2018	December 31, 2017	Currency	Maturity
With guarantee
BNDES	URTJLP	7.86%	2,213.7	2,584.3	2,270.1	R$	Dec-2029
	Fixed	5.36%	834.0	1,055.3	1,281.4	R$	Jan-2025
	TJ462	8.37%	144.6	316.9	485.8	R$	Oct-2020
	Selic	6.28%	73.5	152.6	221.2	R$	Oct-2020
	Selic	6.45%	52.0	63.9	66.8	R$	Jun-2023
	TJLP	7.57%	83.2	107.7	120.6	R$	Jun-2023
	TJLP	5.95%	1.7	—	—	R$	Jun-2023
	Selic	13.65%	—	3.9	4.1	R$	Sep-2020
	Selic	6.80%	1.1	—	—	R$	Sep-2020

Description	Index	Annual interest	December 31, 2019	December 31, 2018	December 31, 2017	Currency	Maturity
	Fixed	3.50%	1.4	2.3	2.7	R$	Jan-2024
	IPCA	12.07%	1.5	2.2	2.8	R$	Nov-2021
	URTJLP	7.87%	5.0	—	—	R$	Mar-2022
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	79.5	—	—	EUR	Sep-2026
EIB	U.S.$	3.88%	31.8	89.0	127.2	U.S.$	Jun-2020
	U.S.$	2.94%	29.1	54.5	70.6	U.S.$	Sep-2020
	U.S.$ + LIBOR	2.46%	71.1	115.6	138.8	U.S.$	May-2021
	U.S.$ + LIBOR	2.66%	89.3	130.4	149.4	U.S.$	Sep-2021
FINEP**	Fixed	5.00%	—	93.3	93.1	R$	Dec-2019
			3,712.5	4,771.9	5,034.6
Without guarantee
Foreign loans	GBP + Libor	1.96%	106.6	—	—	GBP	Dec-2022
	GBP + Libor	2.36%	186.6	—	—	GBP	Dec-2022
	GBP + Libor	4.37%	—	363.3	312.6	GBP	Dec-2019
	GBP + Libor	2.22%	150.3	199.8	157.4	GBP	Nov-2020
	Fixed	1.16%	3.6	—	—	EUR	Mar-2022
ECN	112% of CDI	7.18%	—	—	59.9	R$	Dec-2018
	126% of CDI	8.13%	—	514.8	—	R$	Dec-2019
	CDI + 3.50%	10.11%	—	—	295.0	R$	Dec-2018
	CDI + 0.80%	5.24%	512.1	—	—	R$	Dec-2023
	125% of CDI	8.06%	—	646.0	644.8	R$	Jan-2019
Perpetual Notes	U.S.$	8.25%	2,040.8	1,961.8	1,674.8	U.S.$	—
Resolution 4131*	U.S.$	4.79%	20.7	39.7	68.3	U.S.$	Oct-2020
	U.S.$ + Libor	3.75%	—	156.4	50.9	U.S.$	Feb-2020
	U.S.$	2.40%	—	—	415.8	U.S.$	Mar-2018
	U.S.$ + Libor	2.90%	81.1	—	—	U.S.$	Feb-2020
	U.S.$	3.67%	313.5	292.2	—	U.S.$	May-2023
	U.S.$	4.34%	—	41.0	—	U.S.$	Dec-2019
	U.S.$	2.65%	217.5	210.0	—	U.S.$	Nov-2022
Senior Notes Due 2018	Fixed	9.50%	—	—	168.1	R$	Mar-2018
Senior Notes Due 2023	U.S.$	5.00%	439.0	409.6	339.7	U.S.$	Mar-2023
Senior Notes Due 2027	U.S.$	7.00%	3,234.6	2,977.7	2,530.4	U.S.$	Jan-2027
Senior Notes Due 2024	U.S.$	7.38%	3,318.9	3,061.6	2,570.6	U.S.$	Feb-2024
Senior Notes Due 2024	U.S.$	5.95%	903.6	2,022.8	1,664.9	U.S.$	Sep-2024
Senior Notes Due 2025	U.S.$	5.88%	2,182.1	1,997.4	—	U.S.$	Jan-2025
Senior Notes Due 2029	Fixed	5.50%	3,071.1	—	—	U.S.$	Sep-2029
Commercial banks	CDI + 4.91% p.a.	12.14%	—	—	98.1	R$	Jun-2018
	Fixed U.S.$	—	—	15.5	95.0	U.S.$	Aug-2019
Working capital	CDI + 2.80% p.a.	9.88%	—	—	391.7	R$	Dec-2018
	CDI + 2.95% p.a.	10.04%	—	—	286.5	R$	Dec-2018
	CDI + 0.31% p.m.	10.93%	—	—	1.1	R$	Jan-2018
	CDI + 0.33% p.m.	11.20%	—	—	3.3	R$	Mar-2018
	120.25% of CDI	6.53%	—	30.8	21.2	R$	Dec-2019
	120.85% of CDI	7.77%	—	—	10.4	R$	Sep-2018
	120.75% of CDI	7.77%	—	—	20.9	R$	Sep-2018
	125% of CDI	6.79%	—	5.0	—	R$	Dec-2019
	122% of CDI	7.86%	—	15.4	—	R$	Dec-2019
Bank overdrafts	125.5% of CDI	5.53%	0.7	—	0.1	R$	Jan-2020
Prepayment	U.S.$+Libor	3.64%	—	11.7	10.0	U.S.$	Dec-2019
	100% Libor	2.90%	80.9	—	—	U.S.$	Nov-2021
	100% Libor 0.76%	2.72%	40.5	—	—	U.S.$	Oct-2020
Debentures	CDI + 2.05% p.a.	8.57%	—	—	152.6	R$	—
	CDI + 3.50% p.a.	10.11%	—	—	1,359.1	R$	—
	IGPM + 6.10%	10.59%	240.9	228.0	—	R$	May-2028
	IPCA + 5.10%	9.40%	—	—	363.9	R$	—
	IPCA + 5.57%	9.84%	108.1	203.6	197.9	R$	Sep-2020
	IPCA + 7.14%	11.47%	318.4	305.9	293.3	R$	Dec-2020
	IPCA + 7.48%	11.82%	286.3	275.0	263.7	R$	Dec-2022
	IPCA + 7.36%	11.70%	94.4	90.7	86.9	R$	Dec-2025
	IPCA + 5.87%	10.15%	860.0	767.6	726.8	R$	Dec-2023
	IPCA + 4.33%	8.54%	431.8	414.6	396.3	R$	Oct-2024
	108 % of CDI	6.92%	—	—	171.5	R$	—
	Fixed	13.13%	—	—	163.8	R$	—
	IPCA + 4.68%	8.91%	570.1	—	—	R$	Feb-2026
	IPCA + 4.50%	8.72%	668.0	—	—	R$	Feb-2029

Description	Index	Annual interest	December 31, 2019	December 31, 2018	December 31, 2017	Currency	Maturity
	IPCA + 3.90%	8.10%	895.2	—	—	R$	Oct-2029
	IPCA + 4.00%	8.20%	219.5	—	—	R$	Oct-2029
	106 % of CDI	5.73%	1,727.5	—	—	R$	Feb-2021
	128 % of CDI	8.26%	—	501.1	499.6	R$	Feb-2019
	100% CDI + 0.50%	4.92%	2,015.3	—	—	R$	Oct-2022
	CDI + 0.90%	5.30%	—	43.5	87.5	R$	Sep-2019

			25,339.7	17,802.5	16,654.4
Consolidated Debt			29,052.2	22,574.4	21,689.0

Current			3,518.2	2,115.3	3,903.4

Non-current			25,534.0	20,459.0	17,785.6

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions.
**	FINEP: Funding Authority for Studies and Projects.

In addition, in April 2020 we drew down a total amount of approximately R$4,430.2 million from certain of our financing facilities, in order to strengthen our working capital and financial condition in the context of the Covid-19 pandemic.

Unused Sources of Liquidity

On December 31, 2019, 2018 and 2017, we and our subsidiaries had unused available credit lines in the amount of R$2,447.2 million, R$2,609.8 million and R$522.3 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2019, we had working capital of R$7,074.6 million, compared to R$5,718.8 million as at December 31, 2018. The difference between the position as of December 31, 2019 and December 31, 2018 was mainly attributable to an increase in marketable securities and trade receivables. See also “—Overview.”

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired) were R$2,763 million during the fiscal year ended December 31, 2019, compared to R$2,628.2 million during the fiscal year ended December 31, 2018. For the fiscal year ended December 31, 2017 our capital expenditures were R$2,457.1 million.

In 2019, 2018 and 2017, our capital expenditures consisted primarily of the following:

•

Rumo. Rumo has focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use.

•	Comgás. Comgás has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.

•	Moove. Moove has invested in modernization and maintenance of its assets.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2019, 2018 and 2017:

	For the Fiscal Year Ended December 31,
	2019	2018	2017
	(in millions of reais)
Cosan Logística	1,943.1	1,996.7	2,045.4

	For the Fiscal Year Ended December 31,
	2019	2018	2017
	(in millions of reais)
Comgás	775.8	531.7	353.0
Moove	32.9	47.3	48.6
Cosan Corporate	11.2	52.4	10.1

Total consolidated capital expenditures	2,763.0	2,628.1	2,457.1

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

D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;

•	Developments and the perception of risk in other countries may adversely affect the Brazilian economy;

•	Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	Continued market volatility and instability that could affect our revenues;

•	Restrictive regulations or government intervention;

•	Decreased liquidity in domestic and international capital markets;

•	Tax policies that could decrease our profitability;

•	Currency fluctuation and exchange rate controls that could have an adverse impact on international investors; and

•

Developments with respect to the Covid-19 pandemic in Brazil and globally (see “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by Covid-19” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Covid-19 Pandemic”).

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements to finance our operations. We have no subsidiaries in which we hold a majority or minority stake that are not included in our consolidated financial statements, nor do we have any interests in or relationships with any special purpose companies that are not reflected in our consolidated financial statements.

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2019, 2018 and 2017.

Leases

IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are “capitalized” by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments. Accordingly, we no longer have any off-balance sheet lease payments.

F. Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2019:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	(4,151.8)	(3,313.2)	(17,635.5)	(17,954.3)	(43,054.8)
Trade payables	(2,190.3)	—	—	—	(2,190.3)
Other financial liabilities	(543.9)	—	—	—	(543.9)
Tax installments—REFIS	(8.7)	(5.8)	(12.2)	(180.7)	(207.4)
Leases	(741.7)	(691.7)	(2,072.2)	(8,161.3)	(11,666.9)
Derivative financial instruments	400.8	191.2	1,725.7	2,079.3	4,397.0
Payables to related parties	(392.5)	—	—	—	(392.5)
Dividends payable	(214.1)	—	—	—	(214.1)

Total	(7,842.2)	(3,819.5)	(17,994.2)	(24,217.0)	(53,872.9)

(1)	Include future interests based on the applicable rates as of December 31, 2019.

Since December 31, 2019, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

•	R$439 million in senior notes due March 2023;

•	R$3,318.9 million in senior notes due February 2024;

•	R$0.9 million in senior notes due September 2024;

•	R$2,182.1 million in senior notes due January 2025;

•	R$3,234.6 million in senior notes due January 2027;

•	R$3,071.1 million in senior notes due September 2029;

•	R$3,192.5 million in BNDES (finance lease) financing due between 2021 and 2029;

•	R$2,020.8 million in perpetual notes with a call option for Cosan S.A. beginning on November 5, 2015;

•	R$0.2 million in the form of a loan from the European Investment Bank (EIB) due 2021;

•	R$0.5 million in the form of a Resolution 4,131-type due November 2022 and May 2023;

•	R$8,008.9 million in debentures due between 2021 and 2029;

•	R$0.5 million in export credit notes (ECN) due 2023; and

•	R$0.5 million in other debts.

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

A. Directors and Senior Management

Board of Directors

Our by-laws provide that our board of directors shall consist of between five and 11 directors, or such greater number as our board of directors may determine. Our board of directors currently consists of 11 directors.

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

The following table lists the members of our board of directors:

	Initial Year of Appointment (1)				Position Held
Name	Cosan Limited	Cosan S.A.	Cosan Logística	Class(1)	Cosan Limited	Cosan S.A.	Cosan Logística	Year of Birth
Rubens Ometto Silveira Mello	2007	2000	2012	III	Director	Chairman	Chairman	1950
Marcelo Eduardo Martins	2009	2009	2015	III	Director	—	—	1966
Nelson Luiz Costa Silva(2)	2019	—	—	I	Director	—	—	1955

	Initial Year of Appointment (1)				Position Held
Name	Cosan Limited	Cosan S.A.	Cosan Logística	Class(1)	Cosan Limited	Cosan S.A.	Cosan Logística	Year of Birth
Marcos Marinho Lutz	2007	2015	2014	II	Director	Vice Chairman	Vice Chairman	1969
Pedro Isamu Mizutani	2007	2000	—	III	Director	—	—	1959
Marcelo de Souza Scarcela Portela	2007	2009	2017	II	Director	Director	Director	1961
José Alexandre Scheinkman(2)	2007	—	—	I	Director	—	—	1948
Burkhard Otto Cordes	2008	2005	—	II	Director	Director	Director	1975
Richard Steere Aldrich Junior (2)	2016	—	—	I	Director	—	—	1947
Dan Ioschpe(2)	2015	2014	—	II	Director	Director	—	1967
Vasco Augusto Pinto Fonseca Dias Júnior	2016	—	—	III	Director	—	—	1956

(1)

The terms of the directors expire as follows: Class I Directors at the annual general meeting to be held in 2020; Class II Directors at the annual general meeting to be held in 2021; and Class III Directors at the annual general meeting to be held in 2022).

(2)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972). Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. Currently, Mr. Mello is the chairman of the boards of Cosan S.A., Comgás, Rumo, Cosan Logística S.A., Raízen, Radar and Moove. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcos Marinho Lutz. Mr. Lutz is a member of our board of directors and was previously our chief executive officer. Mr. Lutz’s mandate as our chief executive officer ended on April 1, 2020, when he was replaced by Mr. Luis Henrique Cals de Beauclair Guimarães, the former chief executive officer of Raízen. He has been a member of Cosan’s board of directors since 2015 and a member of Cosan Logística’s board of directors since 2014. He was also Cosan S.A.’s and Cosan Logística’s chief executive officer until April 1, 2020, when he was also replaced by Mr. Guimarães. Mr. Lutz holds a naval engineering degree from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) and a master’s degree in business administration from Kellogg Graduate School of Management, Northwestern University. From 2002 to 2006, Mr. Lutz was the executive director of infrastructure and energy at CSN (SID) and a board member of MRS Logística, CFN Railways, and Itá Energética. Before that, Mr. Lutz was the chief operating officer at Ultracargo S.A., the logistics affiliate of the Ultra Group.

Marcelo Eduardo Martins. Mr. Martins is a member of our board of directors and was a member of Cosan S.A.’s board of directors from March 23, 2009 until December 12, 2017 and member of Cosan Logística’s board of directors from April 30, 2015 until April 5, 2018. Mr. Martins also holds the position of chief financial officer and investor relations officer of the Company, Cosan S.A. and Cosan Logística. In July 2007, Mr. Martins was appointed as an executive officer of Aguassanta Participações S.A. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the FGV.

Nelson Luiz Costa Silva. Mr. Costa Silva has a bachelor’s degree in naval engineering from the Polytechnic School of the University of São Paulo in 1977 and attended the CEAG (Specialization Course for Graduates) at FGV in 1980. He has an extensive career of over 40 years, 25 of which residing in Mexico, Belgium, Japan, Argentina, France, England and Portugal. He held a number of executive positions at Vale for 17 years, among them Global Commercial Officer of Iron Ore based in Brussels, Tokyo and Rio de Janeiro. He was also CEO of ALL-

América Latina Logística in Buenos Aires and managing director of Embraer Europe in Paris. He was the president of BHP Billiton’s Aluminum Business unit and a commercial officer for Iron Ore, Coal and Manganese in London and later in Singapore. In 2009, Nelson Silva joined the BG Group as CEO in South America, including exploration and production of oil and gas in operated and non-operated blocks in Brazil and Bolivia, gas distribution and offshore transshipment activities in Uruguay. He was the chairman of Comgás from October 2009 until its divestiture from BG to Cosan in November 2012. He remained CEO of BG in South America until the sale of the group to Shell in 2016. In August 2016 he was elected Chief Strategy, Organization and Management System of Petróleo Brasileiro S.A.—Petrobrás, having remained in office until the end of 2018. Nelson is also a non-executive director and chairman of the Sustainability Committee of Compass Group PLC, listed in the London Stock Exchange.

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board directors since 2007. Mr. Mizutani holds a production engineering degree from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1982), a postgraduate degree in finance from UNIMEP—Universidade Metodista de Piracicaba (1986) and a master’s degree in business management from FGV, São Paulo, with an extension degree from Ohio University (2001). Mr. Mizutani has more than 30 years of experience in finance and administration with companies in the ethanol and sugar industries. He also served as a planning director of Usina Costa Pinto S.A. from 1983 to 1987, as financial manager from 1987 to 1988, and as administrative and financial director from 1988 to 1990. From 1990 to 2001, he acted as administrative and financial director of the group and from 2011 to 2019, he held a position of officer at Raízen Energia.

Marcelo de Souza Scarcela Portela. Mr. Portela is a member of our board of directors and was legal vice president and officer of Cosan S.A. and Cosan Logística until April 1, 2020, when he was replaced in his positions at the Company, Cosan S.A. and Cosan Logística by Ms. Maria Rita de Carvalho Drummond. Mr. Portela is also a member of the board of directors of Rumo, Comgás and Cosan Logística. He holds a law degree from Faculdade de Direito da Universidade de São Paulo (1983), and completed graduate studies in commercial law from Faculdade de Direito da Universidade de São Paulo (1988) and McGill University Law School (1990) in Montréal, QC, Canada.

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

On January 21, 2020, two new members were elected as officers of the Company. As a result, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela were replaced by Luis Henrique de Beauclair Guimarães and Maria Rita de Carvalho Drummond, respectively, effective as of April 1, 2020. Mr. Guimarães and Ms. Drummond also replaced Mr. Lutz and Mr. Portela in their positions in the management of Cosan S.A. and Cosan Logística, also effective April 1, 2020. Marcelo Eduardo Martins, chief financial officer and investor relations officer, and Burkhard Otto Cordes, risk officer, will retain their respective positions.

The following table lists our current executive officers, and also includes the names of the new officers elected as of April 1, 2020:

Name	Initial Year of Appointment			Position Held at			Year of Birth
	Cosan Limited(1)	Cosan S.A.(2)	Cosan Logística(2)	Cosan Limited	Cosan S.A.	Cosan Logística
Luis Henrique Cals de Beauclair Guimarães	2020	2020	2020	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer	1966
Marcelo Eduardo Martins	2009	2009	2014	Chief Financial Officer, Investor Relations Officer and Board Member	Chief Financial Officer and Investor Relations Officer	Chief Financial Officer and Investor Relation Officer	1966
Maria Rita de Carvalho Drummond	2020	2020	2020	General Counsel	Legal Vice President	Legal Vice President	1980
Burkhard Otto Cordes	2016	—	—	Risk Officer and Board Member	Board Member	Board Member	1975

(1)	The terms of our executive officers are indeterminate.
(2)

The terms of the executive officers of Cosan S.A. and Cosan Logística expire at the annual general meetings of Cosan S.A. and Cosan Logística, respectively, to be held during the first board of directors’ meeting held after the general shareholders’ meeting of 2021.

Cosan Limited’s officers are Luis Henrique de Beauclair Guimarães, Marcelo Eduardo Martins, Maria Rita de Carvalho Drummond and Burkhard Otto Cordes. Cosan S.A.’s officers are Luis Henrique de Beauclair Guimarães, Marcelo Eduardo Martins and Maria Rita de Carvalho Drummond. Cosan Logística’s officers are Luis Henrique de Beauclair Guimarães, Marcelo Eduardo Martins and Maria Rita de Carvalho Drummond.

Unless otherwise indicated, the business address of the executive officers is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil. The following is a summary of the business experience of our current executive officers who are not directors.

Luis Henrique Cals de Beauclair Guimarães. Mr. Guimarães took office as our chief executive officer on April 1, 2020. Prior to that he had been chief executive officer of Raízen since April 1, 2016. He was formerly the chief executive officer of Comgás, and after that, the fuels operational officer and person responsible for Raízen’s downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). From 2007 until September 2010, he served as Shell’s chief marketing officer for Lubricants in North America, based in Houston. Mr. Guimarães has a bachelor’s degree in statistics and a master’s in business administration in marketing from Coppead – UFRJ.

Maria Rita de Carvalho Drummond. Ms. Drummond took office as our general counsel on April 1, 2020. Ms. Drummond has been legal officer of Cosan S.A since 2011 and joined Cosan Group in 2008, after leaving the law firm Barbosa, Mussnich e Aragão, where she worked from 2000 to 2004 and from 2007 to 2008. Ms. Drummond was manager for Latin America of BAT, the controlling shareholder of Souza Cruz S.A., based in London, from 2004 to 2005. She holds a law degree from Universidade Católica do Rio de Janeiro – PUC, a postgraduate degree in civil law from Universidade Estadual do Rio de Janeiro — UERJ and a master’s degree in international law from the London School of Economics. In 2019, Ms. Drummond was appointed by the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas) to hold a position on the Appeal Council of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), with a mandate until March 2022.

Key managers

Name	Initial Year of Appointment	Position Held	Year of Birth
Nelson Roseira Gomes Neto	2015	Chief Executive Officer–Comgás	1970
Guilherme Lelis Bernardo Machado	2014	Chief Financial Officer and Investor Relations Officer—Comgás	1978
Rafael Bergman	2018	Chief Operating Officer—Comgás	1978
João Alberto Fernandez Abreu	2019	Chief Executive Officer—Rumo	1970
Ricardo Lewin	2017	Chief Financial Officer and Investor Relations Officer—Rumo	1974
Daniel Rockenbach	2015	Chief Operational Officer of the South Operation—Rumo	1966
Darlan Fábio de David	2014	Chief Operational Officer for North Operations—Rumo	1974
Filipe Affonso Ferreira	2017	Chief Executive Officer—Moove	1965

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

João Alberto Fernandez Abreu. Mr. Fernandez de Abreu is chief executive officer of the Company and its concessionaires, and is a member of the board of Iogen Energy. Mr. Fernandez de Abreu served as chief operating officer of Raízen Energia S.A., and also worked for 18 years at Shell, where he held several positions in retail, including in Brazil, England and Argentina. He began his career at Raízen Energia as commercial executive director and board member of Petróleo Sabbá, an affiliate of Raízen in northern Brazil. In 2012, he became director of bioenergy and technology for Raízen’s ethanol, sugar and bioenergy business. In 2014, he became the agroindustrial executive director of Raízen. He was responsible for the development and implementation of Raízen’s first integrated second-generation ethanol plant.

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

Filipe Affonso Ferreira is the chief executive officer of Moove for Brazil. He holds a degree in business administration and professional experience accumulated during an international career. He began his career in finance, covering the areas of strategic planning and business management in large multinational companies such as Alcoa, Mars, Goodyear and Bunge. At the last three companies, he occupied the position of chief executive officer for Brazil and Latin America and led a successful turnaround processes while implementing business growth strategies.

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan S.A. and Shell with a proven track record in sugar, ethanol and fuels. The executive team is composed of:

Ricardo Dell Aquila Mussa. Mr. Mussa has managed logistics, supply and distribution for the Raízen joint venture since January 2017. With the election of Mr. Guimarães to the position of chief executive officer of the Company, Mr. Mussa became chief executive officer of Raízen on April 1, 2020. Mr. Mussa holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo). He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the purchasing of agricultural commodities. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was responsible for the purchasing of chemical products in Latin America. He joined Cosan S.A. in 2007 and was one of the founders of Radar, and was its chief executive officer for five years. In 2014, he took the helm of Cosan S.A.’s lubricants business and more recently became an Executive in Raízen.

Guilherme José de Vasconcelos Cerqueira. Mr. Cerqueira is the chief financial officer and officer for investor relations of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014, which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$675 million. He holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro. He also holds an MBA from COPPEAD.

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

Our Relationship with our Executive Officers, Directors and Key Managers

Mr. Burkhard Otto Cordes is a member of Cosan S.A.’s, Cosan Logística’s and Cosan Limited’s boards of directors, an officer of Cosan Limited and serves as a financial manager at Aguassanta Participações S.A. Mr. Cordes is Mr. Mello’s son-in-law.

There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

Committees of the Board of Directors

Audit Committee

The members of our audit committee are Messrs. José Alexandre Scheinkman (chairman), Nelson Luiz Costa Silva and Richard Steere Aldrich Junior. Our board of directors has determined that José Alexandre Scheinkman (chairman), Nelson Luiz Costa Silva and Richard Steere Aldrich Junior meet the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “—C. Summary of Significant Differences of Corporate Governance Practices—Audit Committee.”

B. Compensation

Under our bye-laws, our board of directors is responsible for establishing the annual aggregate compensation that we pay to the members of our board of directors and our executive officers.

The aggregate amount of compensation paid to all members of the board of directors and its executive officers was R$106 million during the fiscal year ended December 31, 2019, R$100.5 million during the fiscal year ended December 31, 2018 and R$142.9 million in the fiscal year ended December 31, 2017. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

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

We are permitted to follow practice in Bermuda in lieu of the provisions of the NYSE Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption. In addition, Section 303A.12(b) provides that our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material noncompliance with any applicable provisions of the NYSE Corporate Governance Rules.

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

D. Employees

As of December 31, 2019, we had 11,909 employees. The following table sets forth the number of our total employees for the dates indicated:

	December 31, 2019	December 31, 2018	December 31, 2017
Industrial	7,888	7,900	7,868
Administrative	2,543	2,255	1,928
Port	1,478	1,477	1,434

Total(1)	11,909	11,632	11,230

(1)	As of December 31, 2019, 2018 and 2017, respectively, 11,407, 11,163 and 10,889 of our employees were based in Brazil and 502, 469 and 341 were based outside of Brazil.

The increase in the number of our employees from December 31, 2018 to December 31, 2019 was due to new projects and business acquisitions. The increase in the number of our employees from December 31, 2017 to December 31, 2018 was due to new projects and business acquisitions.

In addition, during the course of 2019, we had an average of 293 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was R$2,244.2 million as of December 31, 2019, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of December 31, 2019, the following members of the board of directors and executive officers owned Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A –Common Shares	Cosan Limited Class B –Common Shares
Rubens Ometto Silveira Mello*	Chairman	20,390,736	96,332,044
Others	Board Members	2,894,944	—

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds class A common shares or class B common shares of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 23 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for additional information.

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

Long-Term Retention Plan

We have adopted a long-term retention plan, or the “LTR Plan,” aimed at rewarding and retaining certain high-level executives of strategic importance to the Company who may be granted certain share based awards as may be determined by our board of directors. Participation in the LTR Plan is subject to selection by our Board of Directors. Under the LTR Plan, each beneficiary may receive, subject to the terms and conditions of the LTR Plan, up to 1% each of the total number of issued and outstanding shares of Cosan Limited (the precise amount being granted is at the discretion of the Board of Directors). Beneficiaries may receive the equivalent of the share grant in cash, at the discretion of our Board of Directors. Any grants of shares or cash under the LTR Plan are to be delivered to the beneficiary over the course of a period of up to 10 years. Currently, six key executives are each eligible to receive share grants or cash of up to 1% each of our issued share capital over the course of the next 10 years, in an amount to be defined by our Board of Directors annually.

The executives who participate in the Plan have entered into a Terms of Governance between themselves and the Company which will regulate their rights, privileges, protections and obligations as shareholders of the Company should our chairman, Rubens Ometto Silveira Mello, no longer be with the Company.

As of December 31, 2019, an aggregate of 3,616,608 shares have been granted in 2017, 2018 and 2019 up to the date hereof to executives participating in the LTR Plan. Concurrently with the abovementioned grants of shares, our Board of Directors granted certain executives an additional payment of U.S.$316,425 in cash. In addition, on September 29, 2017, our board of directors decided to reward executives for their contribution to the performance of the Company by granting them 255,000 share appreciation rights. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase share price between the grant date and the vesting date. The rights must be exercised on vesting date and will expire if not exercised on that date.

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

On May 21, 2019, our board of directors approved the replacement of the existing stock option plans, including 5,029,000 options granted pursuant to it, with a new share-based compensation plan, whose participants may opt for voluntary membership. If all participants agree with this replacement, 2,396,110 shares of Cosan S.A. will be granted to replace the currently existing options and the fair value remeasured. As part of this modification, an incremental cost of R$52.9 million was calculated, of which R$29.3 million was immediately recognized in the income statement of Cosan S.A. and R$23.6 million will be recognized over the vesting of each program.

On July 31, 2019, a new share-based payment plan allowing for a total award of up to 31,031 shares of Cosan S.A. was approved. The eligible executives may be granted ordinary shares or cash, at the choice of Cosan S.A., for no-cash consideration, after five years.

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

On July 31, 2019, a new share-based payment plan allowing for a total award of up to 843,152 shares of Rumo S.A. was approved. The eligible executives may be granted ordinary shares or cash, at the choice of Rumo S.A., for no-cash consideration, after five years.

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

On July 31, 2019, Comgás awarded 83,683 restricted shares to certain eligible executives, which will be fully transferred five years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

Moove

On July 31, 2019, Moove awarded 132,670 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Cosan Limited

As of the date of this annual report, our authorized share capital is U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share and 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share. Of these, 125,477,259 class A common shares were issued and outstanding and 96,332,044 class B series 1 common shares were issued and outstanding as of the date of this annual report. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to 10 votes. The chairman of our board of directors, Mr. Rubens Ometto Silveira Mello controls 48.58% of our issued and outstanding share capital, and 88.91% of our voting power by virtue of his control of 100% of our class B series 1 common shares and 13.73% of our class A common shares. No class B series 2 common shares are currently issued and outstanding. Other than the entities and individuals mentioned below, no other single shareholder holds more than 5.0% of our issued and outstanding share capital.

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

On September 30, 2019, we acquired 10,244,806 of our class A common shares pursuant to a tender offer at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million, excluding fees and other related expenses. These shares represented 7.55% of the issued and outstanding class A common stock of Cosan Limited as of September 27, 2019. After giving effect to the purchase, we had 125,477,259 outstanding class A common shares remaining.

The following table sets forth the principal holders of our issued and outstanding share capital and their respective shareholding as of the date of this annual report:

	Class A common shares	%	Class B common shares	%	Total Number of Shares	%
Shareholders
Controlling group	20,390,736	14.35%	96,332,044	100.00%	115,846,462	48.58%
Renaissance Technologies LLC	9,003,251	6.34%	—	—	9,003,251	3.78%
Dynamo Administração de Recursos Ltda. and Dynamo Capital LLP	8,172,679	5.75%	—	—	8,172,679	3.43%
M&G Investment Management Limited	60,120	0.04%	—	—	622,555	0.03%
Other	87,850,473	61.82%	—	—	94,636,733	39.84%
Total shares outstanding	125,477,259	88.29%	96,332,044	100.00%	221,809,303	93.02%
Treasury shares	16,638,275	11.71%	—	—	16,638,275	6.98%
Total	142,115,534	100.00%	96,332,044	100.00%	238,447,578	100.00%

Controlling Group: Aguassanta Participações S.A. and Aguassanta Investimentos S.A.

On April 30, 2019, a corporate reorganization was approved among companies from our controlling group (Aguassanta Participações S.A., or “Aguassanta,” Queluz S.A. Administração e Participações, or “Queluz,” Usina Costa Pinto S.A., or “Costa Pinto,” and Usina Bom Jesus S.A. Açúcar e Álcool, or “UBJ”), which wished to consolidate their control with Aguassanta, controlled by Mr. Rubens Ometto Silveira Mello. As a result, Costa Pinto, UBJ and Queluz merged into Aguassanta on April 30, 2019.

This reorganization resulted in the transference by Queluz and UBJ to Aguassanta of 19,499,418 class A common shares issued by Cosan Limited and the transfer by Queluz and Costa Pinto to Aguassanta of all the class B common shares issued by Cosan Limited.

On July 29, 2019, Aguassanta approved the incorporation a new company named Aguassanta Investimentos S.A., or “Aguassanta Investimentos,” into which Aguassanta contributed the total of class A common shares and class B common shares issued by Cosan Limited which it held. Aguassanta Investimentos is the current direct controlling shareholder of Cosan Limited, whereas Aguassanta is our indirect controlling shareholder.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Item 10. Additional Information—B. Memorandum and Bye-laws.”

Cosan S.A.

As of December 31, 2019, we owned 64.04% of Cosan S.A.’s common shares. Prior to our initial public offering, Usina Costa Pinto S.A. Açúcar e Álcool and Aguassanta Participações S.A., each company indirectly controlled by our Chairman, Mr. Rubens Ometto Silveira Mello and his family, were the controlling shareholders of Cosan.

Cosan Logística

At our extraordinary shareholders’ meeting held on October 1, 2014, the shareholders of Cosan S.A. approved the spin-off of our logistics business and its merger into Cosan Logística. This corporate restructuring was intended to segregate our logistics activities, by then focused on Rumo, and allowed each of our businesses to be focused on their specific sectors and also to establish capital structures appropriate for each segment. After the spin-off, Cosan Limited became the controlling shareholder not only of Cosan S.A. but also of Cosan Logística S.A. As a result of the spin-off, all shares issued by Cosan Logística previously held by Cosan were canceled and consequently 405,856,814 new shares of Cosan Logística were attributed to Cosan S.A. shareholders, including Cosan Limited, at a 1:1 ratio. Since October 6, 2014, Cosan S.A.’s shares were traded without rights to Cosan Logística’s shares, which in turn have been traded, since that date, on the Novo Mercado segment of the B3 under the ticker symbol “RLOG3.” In addition, the spin-off had no impact on the rights attached to the shares of Cosan S.A.

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

Moove

On July, 3, 2012 Cosan S.A. entered into the European lubricants and specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited (currently known as Moove Lubricants). The value of the transaction, after all adjustments, was less than U.S.$100 million. Moove Lubricants continued to operate in the ordinary course under the “Comma” brand, manufacturing and selling Comma-branded and private label products following the change in control, in order to facilitate Cosan S.A.’s entry into the European lubricants market.

Comgás

On November, 5, 2012 Cosan S.A. concluded the acquisition of 60.05% of Comgás from BG Group for R$3.4 billion.

In December 2017, the put options held by three vehicles of the Shell Group against Cosan Limited were exercised. As a result, the Company delivered to Shell 17,187,937 common shares issued by Cosan S.A., representing 4.21% of its capital, and received 21,805,645 common shares of Comgás. These were transferred to Cosan S.A., under the same price and payment term conditions of the transaction with Shell. At the conclusion of this transaction, the Company reduced its interest in Cosan S.A. to 57.98% and Cosan S.A. increased its interest in Comgás to 79.87%, with Shell no longer being a shareholder of Comgás.

At the end of this transaction, Cosan S.A. and Integral Investments B.V. terminated the Comgás shareholders’ agreement dated December 19, 2012.

On March 8, 2019, Cosan S.A. announced the conclusion of the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per share, representing approximately 14.77% of Comgás’s capital stock. As a result, Cosan S.A.’s interest in Comgás increased from 80.12% prior to this tender offer to 94.88% following the conclusion of the tender offer, while our interest in Comgás increased from 79.88% prior to this tender offer to 94.65% following the conclusion of the tender offer.

On June 30, 2019, Cosan S.A. concluded the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 22,597,886 preferred shares were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per share, representing approximately 17.11% of Comgás’s capital stock. As a result, Cosan S.A.’s interest in Comgás increased from 94.88% prior to this tender offer to 97.23% following the conclusion of the tender offer.

On September 30, 2019, Cosan S.A. concluded the tender offer for acquisition of common shares issued by Comgás. A total of 2,527,682 common shares of Comgás were acquired by Cosan S.A. in the tender offer at a price of R$83.16 per preferred share, representing approximately 1.92% of Comgás’s capital stock. As a result, Cosan’s interest in Comgás increased from 97.23% prior to the tender offer to 99.15% following the conclusion of the tender offer.

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

In November 2016, Cosan S.A. and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or Cosan S.A. upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, (v) certain financial covenants (namely a leverage ratio, an interest cover ratio and a gearing ratio) being met, and (vi) in the event of the death or disability of Cosan S.A.’s current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, Cosan S.A. and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

Comgás Companhia de Gás de São Paulo—Shareholders’ Agreement

Cosan S.A. and Integral Investments B.V., or Integral, were parties to a Comgás shareholders’ agreement dated December 19, 2012. The shareholders agreement established the terms and conditions that regulated the relationship between the parties as shareholders of Comgás. On December 12, 2017, Shell exercised a put option relating to its shares in Comgás and, as a consequence, we bought a total of 21,805,645 shares in Comgás, which represents 16.77% of Comgás’s share capital for R$1,042 million. As a result, Integral Investments B.V. ceased to be a shareholder of Comgás and the Comgás shareholders’ agreement was terminated.

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

Rumo S.A.—Shareholders’ Agreement

Cosan Logística S.A. and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. The Arduini Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to: (1) the election of members of our board of directors; (2) the restrictions on the sale and transfer of our shares; and (3) voting arrangements for our shareholders, general meeting and board of directors meeting. The Arduini Shareholders’ Agreement will remain in force for 10 years from November 28, 2016 and may be terminated early if Mr. Rubens Mello leaves the position of chairman of our board of directors or if Julia Arduini’s interest in the company decreases by 50% after the three-year lock-up period on the transfer of shares to which the parties are subject. In addition, the Arduini Shareholders’ Agreement states that our shareholders and board of directors’ meetings will be preceded by preliminary meetings between the parties to the Arduini Shareholders’ Agreement, which shall determine the voting instructions for their representatives at those meetings, who shall vote together as a block.

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

Cosan Biomassa S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan Biomassa S.A., or “Cosan Biomassa,” was entered into by and among Cosan S.A. and Sumitomo Corporation on May 13, 2016, and amended on December 1, 2017, (the “Cosan Biomassa Shareholders’ Agreement.”) This shareholders’ agreement provides Cosan Biomassa with shareholder control and contains transfer of shares, preemption rights, tag along and drag along rights and the right to appoint the members of the board of directors. The shareholders’ agreement also lists certain reserved matters with regard to which the parties shall have the right of veto so as long as each signatory’s equity interest in Cosan Biomassa is equal to or greater than 15% of the total and voting share capital of Cosan S.A. On October 1, 2019, Cosan sold its interest in Cosan Biomassa to Raízen Energia S.A. and, as a consequence, Raízen Energia assumed Cosan S.A.’s position in Cosan Biomassa Shareholders’ Agreement with an effective date as of December 2, 2019.

Brado Logística e Participações S.A. – Shareholders’ Agreement

The shareholders’ agreement of Brado Logística e Participações S.A., or “Brado,” was entered into by and among Fundo de Investimento do Fundo de Garantia do Tempo de Serviço- FI-FGTS, or “FI-FGTS,” Logística Brasil-Fundo de Investimento em Participações, Deminvest Empreendimentos e Participações S.A., Markinvest Gestão de Participações Ltda., or the “Original Shareholders,” and Brado Holdings S.A., with the intervention of Brado Logística Participações S.A., Brado Logística S.A. and ALL-América Latina Logística S.A. (current Rumo S.A.) on August 5, 2013. This shareholders’ agreement resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. The shareholders’ agreement also provides that certain reserved matters are subject to a right of veto on the part of the signatories.

Cosan Investimentos e Participações S.A. – Shareholders Agreement

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

Payly Soluções de Pagamentos S.A. – Shareholders’ Agreement

On August 1, 2018, Cosan S.A. incorporated Payly Soluções de Pagamentos S.A., a new business created to act as a payment arranger through the provision of an e-wallet.

On September 2, 2019, Cosan S.A. executed a shareholders’ agreement with Manzat Inversiones AUU S.A., or “Manzat,” which acquired a 25% interest in Payly on that date, (the “Payly Shareholders’ Agreement”). The Payly Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to (1) qualified matters to be voted in Payly’s general meetings and board of directors meetings; (2) the appointment by Manzat of two members of the board of directors and the matters subject to the deliberation of the board; (3) restrictions on the transfer of Payly’s shares by Cosan S.A. and Manzat for a three-year period, except for the permitted transfers provided in the Payly Shareholders’ Agreement; (4) a right of first refusal and a tag-along right for both shareholders after the end of the lock-up restriction, among other provisions. The Payly Shareholders’ Agreement will remain in force for 35 years from the signing date.

Sinlog Tecnologia em Logística S.A. – Shareholders Agreement

On June 13, 2019, we executed an investment agreement by which we committed to invest R$20 million in Sinlog Tecnologia em Logística S.A., or “Sinlog,” a company that holds a logistic management system developed to connect clients and transportation services. As a result, we entered into a shareholders’ agreement, or the “Sinlog Shareholders’ Agreement,” with the shareholders of Sinlog in order to define the terms and conditions that govern the relationship between the parties as shareholders of Sinlog, in particular with respect to (1) qualified matters to be voted in Sinlog’s general meetings and board of directors’ meetings; (2) the appointment by us of three members for the board of directors, with the other two being appointed by the other shareholders, and the matters subject to the deliberation of the board of directors; (3) restriction to the transfer of Sinlog’s shares by the shareholders for a five-year period, except for the permitted transfers provided in the shareholders agreement; (4) right of first offer for us and a preemptive right for the other shareholders of Sinlog, (5) and tag-along rights for both shareholders after the end of the lock-up restriction, among other provisions. The Sinlog Shareholders’ Agreement will remain in force for 15 years from the signing date.

Compass – Shareholders Agreement

On December 11, 2019, Comercializadora de Gás S.A., a company wholly owned by Compass Gás e Energia S.A., a subsidiary of Cosan S.A., entered into a quota purchase agreement with Marcelo Faria Parodi and Ritchie Guder for the acquisition of 100% of the quotas of Compass Comercializadora de Energia Ltda., Compass Geração Ltda., Compass Energia Ltda. and Black River Participações Ltda. These entities are involved in the sale of electric power and consulting for clients in such segment.

On January 30, 2020, on the closing date of the acquisition mentioned above, as part of the transaction, Cosan S.A. approved a capital increase in Compass Gás e Energia S.A., a company wholly owned by Cosan S.A., which was fully subscribed by Marcelo Parodi and Ritchie. In this context, Marcelo Parodi and Ritchie became shareholders of Compass Gás e Energia S.A. with an interest of less than 1%.

As shareholders of Compass Gás e Energia S.A., Marcelo Parodi and Ritchie are subject to a lock-up provision of three years and are entitled to a put option right exercisable during a month after the publishing of the financial statements of Compass Gás e Energia S.A. for the fiscal year of 2022. Cosan S.A. is also entitled to a call option exercisable during the same period. Marcelo Parodi and Ritchie are entitled to a tag-along right if Cosan S.A. decides to sell its shares in Compass Gás e Energia S.A., and Cosan S.A. has a preemptive right to acquire Marcelo and Ritchie’s shares.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 5.4 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto.

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

On October 1, 2019, Cosan sold its interest in Cosan Biomassa to Raízen Energia S.A. and, as a consequence, Raízen Energia assumed Cosan S.A.’s position in Cosan Biomassa Shareholders’ Agreement with an effective date as of December 2, 2019.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.4 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto.

Guarantees with Related Parties

As a result of Cosan S.A.’s participation in the PESA federal government financing program between 1998 and 2000, there are lands mortgaged to secure the restructuring of the debt of Raízen Energia S.A. (formerly Usina da Barra). These lands are now wholly owned by certain entities of the Radar group and are be released at the end of 2020 with the payment in full of the PESA 2000.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions in an aggregate amount of R$1,354.2 million as of December 31, 2019 and R$1,363.2 million as of December 31, 2018. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$589.2 million and R$534.1 million for tax proceedings involving probable risk of loss as of December 31, 2019 and December 31, 2018, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

•

FINSOCIAL – set-off applications. The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$293.3 million as of December 31, 2019 and R$287 million as of December 31, 2018. The risk of loss is classified as probable.

•

Social security contributions – In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2019, the Company had recorded provisions in connection with this proceeding in the aggregate amount of R$416.7 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•

ICMS - We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool.; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$97.5 million as of December 31, 2019 and R$72.9 million as of December 31, 2018.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly-controlled entities are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2019 amounted to R$332.5 million and R$362.7 million as of December 31, 2018. As of December 31, 2019, R$220.9 million in judicial deposits were made for civil and environmental claims, and this figure was R$199.5 million as of December 31, 2018. Cosan S.A., its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2019 and 2018, amounted to R$432.5 million and R$466.3 million, respectively, while judicial deposits for labor claims amounted to R$245.8 million and R$218.8 million as of December 31, 2019 and 2018, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2019 totaled R$17,383.4 million, of which R$11,382.1 million, R$3,493.3 million, R$968.4 million, R$860 million and R$679.6 million were related to tax, civil, labor and regulatory and environmental claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

•

Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. The portion of the assessment related to the application of the 150% penalty remains in the administrative courts and judgment of a special appeal is pending. On December 31, 2019, the aggregate amount under discussion was R$1,031 million and the risk of loss is classified as possible. On December 31, 2018, the aggregate amount was R$853.6 million.

•

Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009, 2010, 2011, 2012,

2013, 2014 and 2015 due to the write-off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging all the assessments in administrative proceedings. In December 31, 2019, the amounts under discussion were R$451.2 million (for assessments relating to the years 2009, 2010 and 2011), R$151.5 million (for assessments relating to 2012), R$161.1 million (for assessments relating to 2013) and R$45 million (for assessments relating to the years 2014 and 2015). The risk of loss is classified as possible.

•

ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (i) tax assessment notices received in relation to unpaid ICMS and noncompliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (ii) ICMS levied on the remittances for export of crystallized sugar, which the Company understands to be exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (iii) ICMS withholding rate differences on the sale or purchase of goods, which after the transaction, had their tax registrations canceled; (iv) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (v) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (vi) ICMS related to the so-called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (vii) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils (judicial deposits have been made for the corresponding amount of R$34 million as of December 31, 2019); (viii) ICMS exemption in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (ix) ICMS allegedly due in the state of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; and (x) inventory differences. As of December 31, 2019, the total amount involved in these proceedings was R$2,869 million. The risk of loss in these proceedings is classified as possible.

•

Environmental civil class action. Cosan is being sued by the Municipality of Ulianópolis, by means of the civil class action No. 0000749-68.2011.8.14.0130, for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$179.8 million but the specific amount needed to restore the damage can only be estimated at a subsequent stage of the proceedings. It is also important to highlight that more than 50 companies are involved in the same matter by means of other lawsuits and a civil investigation is currently being held by the state of Pará’s Public Prosecutor’s Office. Therefore, it is expected by some of these companies that any settlement or condemnation in this matter should comprise all of them. The lawsuit is currently suspended due to a plea from the Public Prosecutor’s Office. According to the Company’s information, the amount under discussion in these proceedings is R$179.8 million, classified as a possible risk of loss.

•

Environmental civil class action (008531-48.2019.8.14.0130). CLE is being sued by the Public Prosecutor’s Office of the state of Pará for environmental damages related to the alleged irregular disposal of waste in a landfill located in the city of Ulianópolis, in the state of Pará. The Public Prosecutor’s Office is seeking damages in an amount of R$288.9 million, as well as the imposition on CLE of an obligation to remediate the damage caused. At the request of the Public Prosecutor’s Office, the judicial authorities of the state of Pará ordered that the state of Pará provide copies of all existing tax invoices between the Company and the landfill owner (CBB – USPAM). CLE has not yet been summoned in this action. Given that we have not yet received a summons, the risk of loss and amount involved cannot be estimated at this stage.

•

Environmental civil class action (0000952-81.2013.8.19.0207). CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the state of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the state of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for un Brazilian environmental law. The parties are awaiting the appointment of a legal expert in order to proceed with the production and presentation of evidence. As of December 31, 2019, the amount involved was R$55.6 million. The risk of loss was classified as possible.

•

Environmental civil class action (0003982-28.2002.8.16.0035). CLE, along with many other companies, is being sued by the municipality of São José dos Pinhais, state of Paraná, in connection with soil contamination that occurred at the facilities of Recobem Ind. e Com. de Vern. Ltda, a company which is now bankrupt and was the owner of the property where the disposals which allegedly resulted in soil contamination were made. The municipality of São José dos Pinhais is seeking damages in a total amount of R$30.9 million, as well as the imposition on the companies of an obligation to remediate the damage caused. The lawsuit is currently pending the presentation of evidence. However, it has been suspended since March 2019. As of December 31, 2019, the amount involved was R$30.9 million. The risk of loss was classified as possible.

•

Administrative fine (E-07/002.4235/2015). CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro, for allegedly releasing liquid waste into the Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipated production of evidence action (No. 0302911-45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the abovementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2019, the amount involved was R$50.4 million. The risk of loss was classified as possible.

•

Malha Paulista – MS Teixeira Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista S.A., or “Malha Paulista,” is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages, as well as fines of R$15 million per breach or per worker in the event of future labor rights’ violations. However, any potential future loss on this lawsuit cannot result in the inclusion of Malha Paulista on the list maintained by the Brazilian Ministry of Labor of employers who engage in labor irregularities. Rumo appealed to the Regional Appeal Court, but the appeal was dismissed. Rumo appealed again to the Superior Labor Court and this appeal is currently pending. In Rumo’s assessment, an adverse outcome in this lawsuit could result in losses of approximately R$30.7 million (as of December 31, 2019), and adversely affect Rumo’s reputation. Rumo estimates that the risk of loss in this proceeding is possible with respect to the full R$30.7 million.

•

Malha Paulista annulment action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by the Brazilian Ministry of Labor. In spite of this, Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indentured servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of an annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. The annulment proceeding is currently in the discovery phase. The facts under discussion in the annulment proceeding are similar to those at issue in the abovementioned labor class action. However, in the labor class action, the Labor Prosecutor’s Office is seeking the payment of damages and compliance with certain labor obligations by Malha Paulista, while in the annulment proceeding Malha Paulista is seeking the annulment of the Brazilian Ministry of Labor’s infraction notice. We estimate that the risk of loss in these proceedings is possible.

•

Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (i) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (ii) installation and proper maintenance of toilets in all locomotives, and (iii) payment of moral collective damages in the amount of R$30 million. The 36th Labor Court of São Paulo has ordered Malha Paulista stop the “stand-alone driving” practice and pay moral collective damages in the amount of R$10,000 per train driver, as well as moral collective damages in the amount of R$100,000 due to lack of toilets in locomotives. Malha Paulista, the labor unions and the Labor Public Prosecutor’s Office have appealed to the Regional Appeal Labor Court of São Paulo. Malha Paulista’s appeal was partially granted by the Regional Appeal Labor Court to allow the “stand-alone driving” practice and to exclude the payment of moral collective damages to the train drivers. The Labor Public Prosecutor’s Office and labor unions’ appeals were also partially granted by the Regional Appeal Labor Court to order the payment of moral damages, due to failure to properly install and maintain toilets in locomotives, in an amount between R$5,000 and R$20,000 per train driver, and to pay moral collective damages in the amount of R$0.5 million. Malha Paulista and the Labor Public Prosecutor’s Office presented motions for clarification to the Regional Appeal Labor Court, which has not been successful. Malha Paulista and the Labor Public Prosecutor’s Office appealed to the Superior Labor Court. These appeals were partially allowed and are currently pending judgment. The total amount involved as of December 31, 2019 was R$52.4 million. Rumo estimates that the risk of loss is possible with respect to R$4.4 million (for which no provision has been recorded) and remote with respect to the remaining R$48.0 million.

•

Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Malha Oeste requesting the prohibition of “stand-alone driving.” The 1st Labor Court of Bauru has declared the dismissal of the action without prejudice, for the existence of res judicata. The labor union filed an appeal to the Regional Labor Appeal Court of Campinas. The appeal was granted in November 2019, setting aside the res judicata claim, determining the nullity of the decision and remitting the proceeding to the 1st Labor Court of Bauru for a new ruling. Thereafter, we filed a motion to clarify and a motion for exception, as one of the judges at the labor court participated as a member of the Labor Public Prosecutor’s Office. The labor union also submitted a motion. Both motions are pending judgment. Malha Oeste continues to use “stand-alone driving.” As of December 31, 2019, the total amount involved was R$2.7 million and the risk of loss was classified as possible.

•

Malha Sul claims for payment of a risk premium. The Labor Public Prosecutor’s Office and a labor union have filed a public civil action against Malha Sul requesting the prohibition of “stand-alone driving.” The 20th Labor Court of Curitiba dismissed the claim. Both the Labor Prosecutor’s Office and the labor union have appealed to the Regional Appeal Labor Court of Paraná, and both were dismissed. Each party has appealed again and the appeals were denied. The Labor’s Prosecutor’s Office appealed once again, with the intention that this new appeal will be sent to the Labor Superior Court, which is currently under review. The risk of loss was classified as remote in this proceeding as of December 31, 2019.

•

Malha Sul and Malha Oeste claims relating to outsourcing and compliance with certain labor obligations. The Labor Prosecution Office filed a series of public civil actions relating to certain labor matters including (i) the prohibition of outsourcing of services related to the maintenance of permanent railroads, (ii) compliance with obligation related to working hours, and (iii) compliance with obligations related to working conditions. In addition, the Labor Prosecution Office has requested the payment of compensation for moral damages. The labor court ruled in favor of the Labor Prosecution Office and prohibited us from outsourcing the core business. In addition, Malha Sul and Malha Oeste were ordered to comply with various obligations related to working hours and working conditions. We appealed to the Regional Appeal Court where the judgment relating to outsourcing was overturned. However, the Labor Prosecution Office was partially successful, as the court required Malha Sul and Malha Oeste to pay moral damages in the amount of R$0.5 million for each case. Malha Sul and Malha Oeste appealed to the Superior Labor Court, which ruled in favor of exempting Malha Sul of responsibility regarding the allegations of illegal outsourcing, joint liability and collective moral damages. Other appeals may still be filed by the Labor Prosecution Office. We estimate the risk of loss in these proceedings as remote in the amount of R$46.6 million as of December 31, 2019, for which no provision has been recorded.

•

Road cargo transportation and labor conditions of lorry drivers. The Labor Prosecution Office filed a public civil action against Rumo requesting: (i) the prohibition of outsourcing services related to road freight transport and (ii) compliance with working hour rules. In addition, the Labor Prosecution Office requested the payment of compensation for collective moral damages in the amount of R$91.5 million due to (i) noncompliance with outsourcing rules; (ii) severe extended working hours; (iii) working conditions analogous to indentured servitude; (iv) suppression of legal breaks; (v) indirect promotion of illegal substance abuse by employees; (vi) enhancement of potential work-related accidents; and (vii) social dumping. The 1st Labor Court of Araraquara in the state of São Paulo has ordered Rumo not to outsource road cargo transportation and to ensure compliance with the legal overtime limit and mandatory breaks, in addition to paying R$15 million of moral collective damages. Rumo appealed and the Regional Appeal Labor Court of Campinas in the state of São Paulo ruled partially in favor of Rumo, enabling the outsourcing of road cargo transportation and reducing the amount of moral collective damages to R$5 million, but maintaining the obligation to comply with overtime limit and mandatory breaks. Rumo appealed to the Superior Labor Court and the appeal is currently pending. The Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. While Rumo expects this ruling to have a positive effect on Rumo’s ongoing proceedings, Rumo cannot guarantee that it will be successful. In Rumo’s assessment, as of December 31, 2019, an adverse outcome in these proceedings could result in aggregate losses of R$139.3 million (for which Rumo estimates the risk of loss as possible with regard to an amount of R$22.3 million and, as remote with regard to an amount of R$117.0 million), for which no provision has been recorded.

•

Claims for Overtime, Night Shifts and Certain Improvements to Working Conditions. A labor union has filed a labor claim demanding that we pay for (i) overtime, (ii) night shifts, and (iii) breaks for rest and meals. The Labor Court ruled partially in favor of the labor union, requiring that overtime be paid. We appealed to the Regional Appeal Court and Superior Labor Court, but both appeals were dismissed. We appealed again to the Supreme Court and this appeal was definitely dismissed. We expect the case to be closed, given that the amounts are being paid individually in the lawsuits filed by the replaced employees: 257 lawsuits were filed and Rumo has already paid R$9.9 million in each lawsuit, thus reducing the amount recorded as provision accordingly. We estimate that, as of December 31, 2019, an adverse outcome in these proceedings could result in aggregated losses of approximately R$103.7 million, for which we estimated risk of loss as probable and for which we have recorded a provision in the amount of R$62.0 million.

•

Brado Logística. This is an arbitration relating to the Brado Shareholders’ Agreement, in which our counsel assessed the risk of loss as possible and for which we have not recorded any provision. As of December 31, 2019, the amount under dispute was R$690 million. The arbitration tribunal has decided that payment must be made in cash, for an amount that will be determined by an expert. Once Rumo is ordered to pay the amount determined by the expert, Rumo will increase its participation on Brado. We estimate that the risk of Rumo being required to make payment of the amount involved is possible. FI-FGTS is also a signatory to the Brado Shareholders’ Agreement and, although it is not a party to the proceedings involving the shareholders of Brado, it has been granted the same option as was granted to other parties to the Brado Shareholders’ Agreement. The exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of signing of the Brado Shareholders’ Agreement (entered on August 5, 2013). For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.”

•

Rumo Arbitration. Rumo is involved in a confidential arbitration. The plaintiff, a sugar trading company, is seeking indemnification claims in an amount of approximately R$493 million in connection with the allegedly undue termination of a rail service and investments contract. Rumo filed a counterclaim, whereby it argues that the claims of the opposing party cannot be admitted in court. Rumo also claims the responsibility of the opposing party to pay damages arising from its unconditional termination of the agreement. The parties have filed an application and response or counterclaim. A court hearing has been scheduled following the parties’ initial presentations of their allegations and the responses thereto. Rumo’s counsel has assessed the risk of loss as possible.

•

CADE (Agrovia). In July, 2018, Rumo became aware that a preliminary investigation was started by CADE following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the CADE and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March, 2019 the CADE started an administrative procedure accusing Rumo of abusing of its dominant position against Agrovia. Rumo has presented its defense but no decision has been issued yet. Rumo’s counsel has assessed the risk of loss as possible.

•

Lawsuits concerning the economic-financial balance of leasing and concession contracts. Rumo’s subsidiaries Malha Paulista and Malha Oeste are parties to several lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed actions to collect unpaid installments of the leasing and concession contracts. Malha Paulista and Malha Oeste, in turn, filed their own lawsuits seeking the restoration of the economic-financial balance of the contracts. In both cases, the trial court rendered interlocutory decisions authorizing Malha Paulista and Malha Oeste to guarantee the maturing installments by letters of guarantee issued by financial institutions. The trial court ruled in Malha Oeste’s favor on December 19, 2014, and partially in Malha Paulista’s favor on October, 2015. The parties filed appeals against both decisions. The appeal of Malha Paulista was partially accepted, in order to guarantee the right to reimburse counsel involved for the fees incurred. As of the date of this annual report, the appeal regarding Malha Oeste is still pending. The appeal of Malha Paulista was partially accepted and both parties presented new appeals to the Superior Brazilian Courts. The aggregate payments alleged to be owed by Malha Paulista and Malha Oeste total R$3,398.3 million. Accordingly, an adverse outcome in either of these lawsuits could result in significant losses to Rumo. In particular, Malha Paulista and Malha Oeste would be required to pay the installments guaranteed by letters of guarantee. The risk of loss in these proceedings is estimated as possible.

•

Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anticompetitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within the Port of Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anticompetitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. ALL and Malha Paulista presented a defense in connection to this case, arguing the maintenance of the current concession agreement. The court denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s other requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” is also analyzing the legality of these lease agreements. Malha Paulista and ALL have presented their defense, stating that a legal exception to the bidding rule authorizes the execution of the contract without a public bidding process. Until the date hereof, no final decision has been issued by TCU on this matter.

•

Portofer proceedings. Proceedings have been brought against Malha Norte in connection with alleged irregularities in the public bidding process relating to the lease contract and amendments thereto into which Rumo Malha Norte, the port authority and others entered into in relation to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá. According to the claim, the contract should not have been signed without a prior bidding process having been held. The first instance court denied the claims. The initial judgment was then revised on appeal. Following another appeal, the Superior Court of Justice denied the claim once again. As of the date of this annual report, a new appeal made by the prosecutor was pending. A decision against Malha Norte could result in the loss of the Portofer concession, a new bidding process being held in relation to the railroad network of the Port of Santos and the restitution of any unamortized investment made by us in the network. The risk of loss in this proceeding is deemed to be possible.

•

Rumo/ALL Investigation. During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office (without being made available to the Company, in accordance with the terms of the engagement). At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL have presented their defense, stating that the investment generates a financial return to FI-FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.

•

In July 2018, CADE initiated an investigation against us following allegations made by Agrovia S.A., or “Agrovia,” that we have abused our dominant position in the sugar market and caused damage to Agrovia. Although we have informed CADE that most of the facts argued by Agrovia have already been analyzed and rejected in separate administrative proceedings, in March 2019, CADE initiated a formal administrative proceeding alleging we abused our dominant position in the sugar market and caused damage to Agrovia. As of the date of this annual report, the analysis of the merits of this defense is pending. Our counsel has assessed the risk of loss in this administrative proceeding as possible.

•

Comgás tax assessment notice. Comgás has received a tax assessment notice in an amount of R$284.3 million in relation to income tax withheld at source (IRRF) on capital gains. As a result of certain contractual arrangements, this contingency is the responsibility of the former controlling shareholder of Comgás.

•

Goodwill Comgás. Comgás received a tax assessment notice on April 7, 2016 requiring Comgás to pay certain additional income tax and social contribution on net income arising in connection with the amortization of goodwill on certain investments in the 2013 to 2014 calculation periods. According to Comgás, the updated amount under discussion was R$1,031 million, including interest and a 150% fine, of which R$764.9 million was classified as a possible risk of loss and R$266.1 million is classified as a remote risk of loss as of December 31, 2019.

•

Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (i) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ), in a possible amount of R$241.9 million as of December 31, 2019; and (ii) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived, in a possible amount of R$451.8 million as of December 31, 2019.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

•

Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and CSLL calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and CSLL calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain, (c) no inclusion, in the income tax and CSLL calculation basis, of gains earned in swap operations, and the absence of taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the CSLL calculation basis, using PIS and COFINS credits, and (e) improper exclusion from taxable income and CSLL calculation using deferred CSLL. A reduction in tax assessment resulted from a favorable CARF judgment that involved the cancellation of most tax requirements. The amount involved is R$28.7 million with a possible risk of loss.

•

Rumo has received tax assessments in connection with PIS and COFINS payments relating to Malha Norte, Malha Sul and Malha Oeste concerning administrative disallowance for a non-cumulative system relative to (i) credits issued untimely unattended of previous rectification of tax return; (ii) credits of expenses of mutual traffic contracts; (iii) unproven credits of expenses with services classified as input material; (iv) company employees transportation expenses credits; (v) electricity expenses credits; (vi) unproven equipment rental agreement and rental expenses credits; and (vii) expenses in acquisition of machines, equipment and incorporated into company permanent assets credits. As of December 31, 2019, the amount involved was R$155.4 million with a possible risk of loss.

•

Malha Paulista had part of its IRPJ credit balance rejected based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$131.4 million, with a possible risk of loss.

•

The Brazilian tax authorities issued tax assessments in 2011, 2013 and 2019 against Rumo concerning (a) amortization expense disallowance based on future profitability, as well as financial expenses; (b) non-taxation of alleged capital gain on the disposal of equity interest in a company of the same group; and (c) alleged capital gain on disposal of equity interest in a company of the same group in 2019, in an amount of R$83.7 million as of December 31, 2019, with a possible risk of loss.

•

Rumo has received an assessment relating to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$483.5 million as of December 31, 2019, with a possible risk of loss.

•

The tax authorities have partially rejected the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$115 million as of December 31, 2019. The probability of loss is considered possible, since the NOLs existed and were available for such use.

•

Rumo has received tax assessments issued for the collection of social security contributions on amounts incurred in connection with its stock option plan (the collection of these amounts would have to be equivalent to 20% of the amount paid). The main reason for the assessment is the alleged remunerative nature of the amounts. The amount involved was R$70 million as of December 31, 2019, with a possible risk of loss.

•

Rumo is a party to administrative proceedings brought by the Brazilian federal revenue service with respect to the collection of the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” on checking accounts maintained by Rumo for its affiliates and other controlled companies. The Brazilian federal revenue service argues that the fact that an accounting caption is used to indicate expense advances to affiliated companies, without a formal loan contract, it constitutes a checking account on which IOF should be paid. The amount involved is R$53.7 million, with a possible risk of loss.

•

Rumo Malha Sul submitted various compensation declarations (“DCOMP”) through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003. The amount involved is R$44.7 million with a possible risk of loss.

•	Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to:

•

Malha Norte Goodwill. Tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal revenue, Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A.

•

GIF, TPG and Teaçu. Tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines for the following reasons: (i) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A. and (ii) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo S.A.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$943.5 million as of December 31, 2019.

Criminal Environmental Claims

Cosan S.A. and its subsidiaries are parties to nine criminal environmental lawsuits and are being investigated in certain environmental police inquiries in process in the states of São Paulo, Pará, Rio Grande do Sul, Mato Grosso do Sul, Paraná, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Santa Catarina. The main crimes alleged are noise pollution; contamination of soil and rivers; burning; deforestation of native forest; emission of pollutants into the atmosphere and irregular transportation of dangerous products.

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

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello

Mr. Rubens Ometto Silveira Mello, in his capacity as a representative of Usina da Barra S.A. – Açúcar e Álcool (the former corporate name of Raízen Energia), was named a defendant in a complaint filed on September 24, 2007 alleging the crimes of disobedience and pollution in connection with the burning of sugarcane straw by the company in contravention of a judicial decision in a public civil class action which banned this practice in the region. In a motion, Mr. Mello pleaded (1) the illegitimacy of his status as a defendant, given that he did not participate in the alleged conduct and was not the owner or lessor nor did he exercise control over the area in which the alleged conduct took place, (2) the fact that the alleged conduct does not constitute a crime, given that the notice regarding the prohibition against the burning of sugarcane straw was not given by the competent authority and (3) that the right to the controlled burning of sugarcane in the region was reestablished in the context of the public civil class action and that the allegations with regards to the crimes of disobedience and pollution should therefore be disregarded. The motion was granted in part in relation to the suspension of the criminal proceeding until the rendering of a final judgment in the public civil action. While the statute of limitations with respect to the crime of pollution was tolled, the statute of limitations with respect to the crime of disobedience was not suspended and has expired. Accordingly, the complaint with respect to the crime of pollution was remanded to the state authorities in order for the investigations in connection with crime of pollution to continue. As of the date of this annual report, this criminal proceeding remains suspended pending a final decision in the related public civil class action as to whether the crime of pollution was in fact committed. As of the date of this annual report, such final decision is still pending. In the event the criminal proceeding is permitted to advance, Mr. Mello will be subject to the applicable criminal penalties. In the opinion of counsel responsible for Mr. Mello’s defense, compelling legal arguments exist that would support dismissal of the charges against Mr. Mello, and the likelihood of a decision favorable to Mr. Mello is probable.

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

The defendants filed a motion of habeas corpus, which was partially granted on May 18, 2017 with regards to the crime of conspiracy but rejected with regards to the crime of cartel formation. Decision on the appeals is still pending. On February 21, 2018, the judge ordered a stay of the action and the cancellation of scheduled hearings pending a decision from the Brazilian Superior Court of Justice (Superior Tribunal Federal). As a result of an additional habeas corpus filed by a co-defendant, the prosecutor’s appeal was dismissed by the Supreme Court of Justice (Supremo Tribunal Federal). This decision extended its effects to all defendants. The criminal action has not been fully terminated because other co-defendants adhered to a two-year stay of proceedings. The two-year stay of proceedings ended in June 2019, following which the defendants have been waiting for the finalized criminal action to be formally filed, which is expected to occur in 2021. The complaint about the formation of the cartel is expected to be dismissed by 2021. The risk of loss in these proceedings is estimated as remote.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on August 28, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. The criminal action is currently suspended and there is still an appeal pending with regards to the filing of the accusation. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on May 16, 2019 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

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

The following table sets forth the high and low closing sales prices for our class A common shares on the NYSE for the periods indicated.

COSAN LIMITED CLASS A COMMON SHARES; TICKER: CZZ	NYSE
	High	Low
	(U.S.$ per common share)
Fiscal Year Ended December 31, 2015	8.06	2.75
Fiscal Year Ended December 31, 2016	9.33	2.69
Fiscal Year Ended December 31, 2017	10.13	5.69
Fiscal Year Ended December 31, 2018	11.76	6.26
Fiscal Year Ended December 31, 2019	23.27	9.18
Fiscal Quarter
First Fiscal Quarter 2017	9.33	7.33
Second Fiscal Quarter 2017	9.03	5.69
Third Fiscal Quarter 2017	8.41	6.32
Fourth Fiscal Quarter 2017	10.13	7.87
First Fiscal Quarter 2018	11.76	10.09
Second Fiscal Quarter 2018	10.78	7.63
Third Fiscal Quarter 2018	8.52	6.26
Fourth Fiscal Quarter 2018	8.95	6.70
First Fiscal Quarter 2019	11.76	10.09
Second Fiscal Quarter 2019	10.78	7.63
Third Fiscal Quarter 2019	8.52	6.26
Fourth Fiscal Quarter 2019	8.95	6.70
Month
October 2019	8.45	6.70
November 2019	8.89	7.38
December 2019	8.95	8.13
January 2020	11.03	9.18
February 2020	11.73	10.84
March 2020	13.03	10.85
April 2020	14.04	11.05
May 2020 (through May 22, 2020)	12.54	10.61

Source: Bloomberg

On May 22, 2020, the reported closing sale price of our class A common shares on the NYSE was U.S.$12.31 and R$68.5 per class A common share.

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

Tag-along Rights

Following the consummation of our initial public offering, no person or group of persons (other than a holder of class B series 1 common shares) may, in a transaction or series of transactions, acquire, directly or indirectly, the beneficial ownership of class A common shares representing more than 15% of our issued and outstanding common shares from any person or otherwise acquire control over our company, unless the terms and conditions of such transaction or transactions include an offer by the acquiring person or group of persons to the holders of all other class A common shares or class B common shares to acquire at the option of each applicable shareholder, all or any part of the respective shares owned by such shareholder. The price per share paid by the acquiring person or group of persons will be equivalent to the greater of (1) the highest price per share paid by the acquiring person or group of persons to acquire any such class A common shares representing 15% of our issued and outstanding common shares or control, as applicable and (2) a price determined based on an appraisal report. The tag-along tender offer must be launched promptly after closing of the sale that triggers application of the tag-along provision and be completed within 60 days after the consummation of the transaction or series of transactions. In the event that the tag-along tender offer is not completed within the 60-day period, the holder or holders of the shares acquired in the sale that triggered the preemption rights will not be entitled to vote such shares, and we will be entitled to compel such holder or holders to sell these shares to unaffiliated persons deemed acceptable by a majority of our board of directors at the lower of (A) the lowest acquisition price for the class A common shares and (B) the then prevailing market price on the NYSE or such other stock exchange which constitutes the principal market for the class A common shares on a date selected by our board of directors that is not more than ten trading days on the applicable exchange following the expiration of the 60-day period.

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

Election and Removal of Directors

Our bye-laws provide that our board of directors must consist of between five and 11 directors or such greater number as the board may determine. Our board of directors currently consists of 11 directors. Our bye-laws provide that at least 40% (and, following the death or permanent incapacitation of Mr. Rubens Ometto Silveira Mello, at least 60%) of the members of our board of directors must be independent (as defined by the rules promulgated by (1) the U.S. Securities and Exchange Commission under the Exchange Act and (2) by the NYSE or any other principal securities exchange on which the class A common shares are so listed).

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

C. Material Contracts

On July 31, 2019, we entered into an indenture with U.S. Bank National Association as trustee, principal paying agent, transfer agent and registrar in connection with our 5.500% senior notes due 2029.

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

There are no legislative or other legal provisions currently in force in Bermuda or arising under our bye-laws that restrict the payment of dividends to holders of Cosan Limited shares by reason of such holders not being resident in Bermuda. There are no limitations, either under the laws of Bermuda or in the bye-laws, on the right of non-Bermuda nationals to hold or vote Cosan Limited shares.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the current composition of our income and the composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2019. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The Company, its subsidiaries and jointly controlled entities are exposed to market risks, chief of which are: (1) credit risk; (2) liquidity risk; (3) commodities risk; (4) interest rate risk; and (5) foreign currency exchange rate risk. In order to manage its market risks, the Company has adopted policies and procedures which establish limits and monitor risk exposure and counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

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

Credit Risk

Credit risk is managed through specific rules concerning client acceptance which require credit rating checks and limits for customer exposure, applicable to all subsidiaries and jointly controlled entities. Raízen Energia generally requires a letter of credit from a reputable bank for most of our sugar export sales. We do not believe that we are subject to any material credit risk and we do not anticipate any material credit-related losses. Management believes that any credit risk is covered by the allowance for doubtful accounts recorded in our statement of financial position.

Liquidity Risk

Liquidity risk arises where we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Please see note 21 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto for measures on which our management has been working to enable us to honor our commitments.

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

The table below provides information about the Company’s (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2019. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk—Commodities Derivatives Opened as of December 31, 2019

Derivatives	Purchased / Sold	Market	Agreement		Maturity date	Notional			Notional	Fair value
						(unit)			(R$ thousand)
Future	Sold	NYSE LIFFE	Sugar	#5	Feb-20	40	t		57,112	(801)
Future	Sold	ICE	Sugar	#11	Feb-20 to Feb-22	5,753,169	t		6,857,729	(131,209)
Options	Sold	ICE	Sugar	#11	Feb-19 to Sep-20	1,102,006	t		43,644	(42,102)
Sub-total of sugar future sold						6,895,175	t		6,958,485	(174,112)
Future	Purchased	NYSE LIFFE	Sugar	#5	Feb-20	(39.6)	t		(54,018)	3,316
Future	Purchased	ICE	Sugar	#11	Feb-20 to Apr-21	(3,454,055)	t		(4,012,224)	138,669
Options	Purchased	ICE	Sugar	#11	Feb-20 to Apr-21	(1,103,631)	t		(42,331)	24,484
Sub-total of sugar future purchased						(4,597,286)	t		(4,108,573)	166,469
Sub-total of sugar future						2,297,889	t		2,849,912	(7,643)
Future	Sold	CME	Ethanol		Jan-20 to Sep-20	591.6	m	[3]	1,461,567	(35,305)
Future	Sold	OTC	Ethanol		Jan-20 to Sep-20	448,622	m	[3]	261,94	25,820
Future	Sold	OTC	Ethanol		Jan-20 to Feb-20	53	m	[3]	2,406	2,237
Sub-total of ethanol future sold						1,093,222	m	[3]	1,725,913	(7,248)
Future	Purchased	B3	Ethanol		Jan-20	(35,250)	m	[3]	(282,086)	458
Future	Purchased	CME	Ethanol		Jan-20 to Dec-20	(692.4)	m	[3]	(1,707,595)	6,648
Future	Purchased	OTC	Ethanol		Jan-20 to Dec-20	(358,365)	m	[3]	(173,135)	(841)
Option	Purchased	CME	Ethanol		Jan-20	(63)	m	[3]	(1,699)	(1,360)
Sub-total of ethanol future purchased						(1,149,016)	m	[3]	(2,164,515)	4,905
Physical fixed	Sold	CHGOETHNL	Ethanol		Jan-20 to Dec-20	452,063	m	[3]	949,972	(32,349)
Sub-total physical fixed ethanol sold						452,063	m	[3]	949,972	(32,349)
Physical fixed	Purchased	CHGOETHNL	Ethanol		Jan-20 to Nov-20	(967,011)	m	[3]	(1,590,635)	24,264
Sub-total physical fixed ethanol purchased						(967,011)	m	[3]	(1,590,635)	24,264
Sub-total future physical fixed ethanol						(570,741)	m	[3]	(1,079,265)	(10,428)
Future	Sold	NYMEX	Gasoline		Jan-20 to Feb-22	835,863	m	[3]	1,460,810	(56,903)
Future	Sold	ICE	Gasoline		Jan-20 to Dec-20	221,805	m	[3]	345,696	(11,015)
Options	Sold	OTC	Gasoline		Oct-19 to Nov-19	111,618	m	[3]	194,265	14,185
Sub-total of gasoline future purchased						1,169,286	m	[3]	2,000,771	(53,733)
Future	Purchased	NYMEX	Gasoline		Jan-19 to Jun-19	(221,646)	m	[3]	(423,959)	17,365
Future	Purchased	ICE	Gasoline		Sep-18 to Mar-20	(218,625)	m	[3]	(344,108)	10,015
Options	Purchased	ICE	Gasoline		Jan-20	(15.9)	m	[3]	(292)	(292)
Options	Purchased	NYMEX	Gasoline		Feb-20 to Feb-21	(103,827)	m	[3]	(8,683)	4,148
Sub-total of future gasoline sold						(559,998)	m	[3]	(777,042)	31,236
Sub-total of gasoline future						609,288	m	[3]	1,223,729	(22,497)
Physical fixed	Sold	CCEE/OTC	Energy		Jan-20 to Dec-31	13,442,612	MWh		2,734,783	(70,156)
Physical fixed	Purchased	CCEE/OTC	Energy		Oct-19 to Dec-26	(13,442,612)	MWh		(2,583,956)	220,983
Subtotal future physical fixed electric power									150,827	150,827
Future	Purchased	NYMEX	Gasoline		Jan-20 to Mar-20	(70,914)	m	[3]	(134,082)	(3,370)
Future	Purchased	NYMEX	Heating Oil		Jan-20	(744,119)	m	[3]	(1,466,078)	15,379
						(815,033)	m	[3]	(1,600,160)	12,009
Future	Sold	NYMEX	Gasoline			582,417	m	[3]	1,053,953	200
Future	Sold	NYMEX	Heating Oil			816,306	m	[3]	1,471,785	(39,741)
Sub-total heating oil/gasoline sold						1,398,723	m	[3]	2,525,738	(39,541)

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional			Notional	Fair value
					(unit)			(R$ thousand)
Sub-total heating oil/gasoline					583,69	m	[3]	925,578	(27,532)
Net exposure to commodity derivatives in December, 2019								4,070,781	82,727

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

As of December 31, 2019, 14.23%, or R$4,133.5 million (14.13%, or R$3,189.1 million as of December 31, 2018) of our consolidated total debt outstanding was fixed rate debt.

The majority of our debt, except the jointly controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. Most of our outstanding debt is linked to the CDI note. We have a substantial amount of cash and cash equivalents and marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2019, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$187.4 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2019.

Foreign Currency Exchange Rate Risk

The foreign exchange variations to which we are exposed are mainly related to our outstanding perpetual notes in an aggregate amount of U.S.$500 million. We use derivatives to hedge the cash flows for payment of part of the interest on this debt against a possible appreciation of the U.S. dollar against the real. In addition, basic oil imports for the lubricants business are also exposed to foreign exchange variations, hedged by derivatives on a case-by-case basis.

A significant portion of the revenue of the jointly controlled subsidiary Raízen Energia is U.S. dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against the U.S. dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

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

As of December 31, 2019, our foreign exchange exposure, net was R$2,035.3 million (R$1,390.2 million in the fiscal year ended December 31, 2018) which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 21 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit for the year by R$203.5 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2019, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

Foreign currency financial instruments outstanding as of December 31, 2019:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Decrease
	(in thousands of reais)
Denominated debt	16,516,233	16,516,233	1,651,623
Denominated receivables	(22,771)	(22,771)	(2,277)
Foreign exchange exposure, net	2,035,301	2,035,301	203,530

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders

None.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2019, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO 2013.” Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2019.

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

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2019, has been audited by KPMG, an independent registered public accounting firm, whose attestation report on such matter appears on page F-3 of our audited financial statements.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. José Alexandre Scheinkman (chairman), Nelson Luiz Costa Silva, and Richard Steere Aldrich Junior.

These members are independent, and our board of directors has determined that both José Alexandre Scheinkman and Nelson Luiz Costa Silva are “Audit Committee Financial Experts” in accordance with SEC rules and regulations.

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

Item 16C.	Principal Accountant Fees and Services

The following table describes the total amount billed to us by KPMG for services performed during the fiscal years ended December 31, 2019 and 2018:

	As of December 31, 2019	At December 31, 2018
	(in thousands of reais)
Audit fees	7,731.4	6,629.2
Audit related fees	1,139.6	497.5
All other fees	281.2	421.8

Total consolidated audit fees	9,152.2	7,548.5

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

All Other Fees

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2019.

Months	Total Number of Class A Common Shares Purchased	Average Price Paid per Class A Common Share in U.S.$	Total Number of Class A Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Class A Common Shares that May Yet Be Purchased Under the Plans or Programs
January 2019(1)	14,228,134	8.88	—	—
February 2019	—	—	—	—
March 2019	—	—	—	—
April 2019	—	—	—	—
May 2019	—	—	—	—
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019(2)	10,244,806	15.50	—	—
October 2019	—	—	—	—
November 2019	—	—	—	—
December 2019	—	—	—	—

Total	24,472,940	12.19	—	—

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

(2)

On September 30, 2019, we acquired 10,244,806 of our class A common shares pursuant to a tender offer at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million, excluding fees and other related expenses. These shares represented 7.55% of the issued and outstanding class A common stock of Cosan Limited as of September 27, 2019. After giving effect to the purchase, we had 125,477,259 outstanding class A common shares remaining. For further information on our tender offer, please see “Item 4. Information on the Company—A. History and Development of the Company—History” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Cosan Limited.”

Item 16F.	Change in Registrant’s Certifying Accountant

KPMG Auditores Independentes, or “KPMG,” was appointed to act as our independent registered public accounting firm for a five-year period to audit our consolidated financial statements as of and for the financial years ended December 31, 2019, 2018, 2017, 2016 and 2015. On February 14, 2020, our Board of Directors approved the engagement of Ernst & Young Auditores Independentes S.S., or “EY,” to act as our independent registered public accounting firm for our financial periods beginning as of January 1, 2020.

KPMG’s reports on our consolidated financial statements for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through May 28, 2020, there were no disagreements with KPMG, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided KPMG with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

We did not consult EY during our two most recent fiscal years or any subsequent interim period regarding the application of accounting principles to a specific transaction, either completed or proposed, or regarding the type of audit opinion that might be rendered by KPMG on our financial statements. Furthermore, EY did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or a “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F.

Item 16G.	Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees — C. Summary of Significant Differences of Corporate Governance Practices.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

1.2	Bye-laws (incorporated by reference to Exhibit 3.2 to our amended registration statement filed on Form F-1/A with the Securities and Exchange Commission on August 9, 2007).

2.1	Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended March 31, 2011).

2.2	Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.2 of our annual report on Form 20-F for the year ended December 31, 2016).

2.3	Indenture dated September 20, 2017 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F for the year ended December 31, 2017).

2.4	Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent.

2.5	Description of Securities.

4.1	Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.2	Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of our annual report on Form 20-F for the year ended March 31, 2010).

4.3	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of our annual report on Form 20-F for the year ended March 31, 2011).

4.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended March 31, 2011).

4.5	Third Amendment to the Framework Agreement, dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of our annual report on Form 20-F for the year ended December 31, 2017).

4.6	Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011, and the Amendment and Restatement Agreement to the Joint Venture Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 4.6 of our annual report on Form 20-F for the year ended March 31, 2011).

4.7	Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F for the year ended March 31, 2011).

4.8	Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011, and amendments thereto dated as of December 26, 2013, December 19, 2014, November 22, 2016 and August 23, 2018 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F for the year ended March 31, 2011).

4.9	Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011, and amendments thereto dated as of June 23, 2014, November 22, 2016, May 25, 2018 and August 16, 2018 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the year ended March 31, 2011).

4.10	Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the year ended March 31, 2012).

4.11	Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the year ended March 31, 2013).

4.12	Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the year ended March 31, 2013).

8.1	Subsidiaries of the Registrant.

11.1	Code of Ethics.

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3	Financial Statements for the fiscal years ended March 31, 2020, 2019 and 2018 of Raízen Energia and Raízen Combustíveis.**

16.1	Letter from KPMG Auditores Independentes to the SEC, dated May 28, 2020, confirming that KPMG Auditores Independentes agrees with the disclosures made by the Company in Item 16F of this annual report on Form 20-F.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Since the fiscal year of these companies differ to those of Cosan Limited, the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Date: May 28, 2020

Cosan Limited

Consolidated financial statements as of

December 31, 2019 and 2018

Cosan Limited

Consolidated financial statements as of

December 31, 2019 and 2018

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2019, the Company’s internal control over financial reporting is effective.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

May 28, 2020

/s/ Luis Henrique Cals de Beauclair Guimarães	/s/ Marcelo Eduardo Martins
Luis Henrique Cals de Beauclair Guimarães	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

Cosan Limited

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cosan Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the measurement of unbilled revenue

As discussed in the accounting policy in note 17 to the consolidated financial statements, the revenue recognized in each period includes an estimate of amounts for delivered but unbilled gas which, for the year ended December 31, 2019, was R$ 622,572 thousand. In the statements of financial position this balance is recognized as part of the Trade receivables as described in note 5.3. The recognition of revenue from unbilled gas sales requires the Company to make estimates regarding the volume of gas consumed by each customer segment as a different tariff is applicable to each customer segment. The Company makes these estimates based on historic measured and billed volumes.

We identified the evaluation of the measurement of unbilled revenue as a critical audit matter due to the high degree of auditor judgment required to assess the Company’s estimate of the allocation of the gas volume between the customer segments.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process to estimate unbilled revenue, including controls related to the allocation of the gas volume between customer segments. We inspected documentation, on a sample basis, of the historic measured and billed gas volume information used by the Company as the basis for allocating the delivered gas volume per customer segment. We assessed the estimated volume allocated to each customer segment, by comparing it to the most recent measured and billed volume in the year. To the extent possible, we assessed the volume allocated to each customer segment used in the estimate of unbilled revenue as of December 31, 2019 by comparing it to the actual volume subsequently measured and billed in 2020.

Assessment of the recoverability of the deferred tax assets of Rumo Malha Paulista S.A.

As discussed in note 13 to the consolidated financial statements, as of December 31, 2019 the Company had deferred tax assets of R$ 1,607,566 thousand, a significant proportion of which relates to the Company’s subsidiary Rumo Malha Paulista S.A. The deferred tax assets in this subsidiary arise from tax loss carryforwards and temporary differences. The Company recognizes deferred tax assets when it is probable that it will generate future taxable income against which the deferred tax assets will be realized. The Company’s projection of the future taxable income of Rumo Malha Paulista S.A. is derived from its projection of future net income made as part of its budgeting purposes. These projections require the Company to make certain assumptions, including key assumptions in relation to (i) expectations of loading of sugar and grains; (ii) expectation of export volume; and (iii) macroeconomic factors.

We identified the assessment of the recoverability of the deferred tax assets of Rumo Malha Paulista S.A. as a critical audit matter. This was due to the challenging auditor judgment involved in assessing the key assumptions adopted by the Company in its projection of the future taxable income for this subsidiary which required the involvement of professionals with specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process for assessing the recoverability of its deferred tax assets, including controls related to the development of the key assumptions used in the Company’s projection of the future taxable income. We involved our corporate finance professionals with specialized skills and knowledge, who assisted in evaluating the key assumptions used in the Company’s projection of future taxable profits, including (i) expectations of loading of sugar and grains; (ii) expectation of export volume; and (iii) macroeconomic factors. We evaluated the Company’s ability to accurately project future net income by comparing the prior year’s budget for the year ended December 31, 2019 with actual net income in that year.

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2015.

São Paulo, SP, Brazil

May 28, 2020

Consolidated statements of financial position

(In thousands of Brazilian reais – R$)

	Note	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	5.1	8,472,274	3,621,798
Marketable securities	5.2	3,115,503	4,202,835
Trade receivables	5.3	1,786,095	1,545,643
Derivative financial instruments	5.9	144,422	181,815
Inventories	7	787,322	716,290
Receivables from related parties	5.4	58,619	44,680
Income tax receivable		215,578	279,157
Other current tax receivable	6	950,246	796,199
Dividends receivable		23,252	27,320
Other financial assets		81,972	—
Other current assets		356,554	543,853

Total current assets		15,991,837	11,959,590
Trade receivables	5.3	28,299	42,549
Restricted cash	5.2	147,910	115,124
Deferred tax assets	13	1,607,566	1,540,693
Receivables from related parties	5.4	114,722	90,390
Income taxes receivable		168,089	260,330
Other non-current tax receivable	6	726,766	851,492
Judicial deposits	14	943,457	878,807
Other financial assets		69,791	—
Derivative financial instruments	5.9	3,679,988	2,367,042
Contract asset		600,541	227,261
Other non-current assets		245,716	180,655
Investments in associates	8.1	377,707	378,519
Investments in joint ventures	9	7,548,960	8,077,907
Right-of-use assets	10.3	4,469,730	—
Property, plant and equipment	10.1	12,153,136	12,417,822
Intangible assets and goodwill	10.2	16,843,659	16,972,535

Total non-current assets		49,726,037	44,401,126

Total assets		65,717,874	56,360,716

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position

(In thousands of Brazilian reais – R$)

	Note	December 31, 2019	December 31, 2018
Liabilities
Loans, borrowings and debentures	5.5	3,518,225	2,115,305
Leases	5.6	542,475	120,491
Derivative financial instruments	5.9	30,784	3,880
Trade payables	5.7	2,190,264	1,923,920
Employee benefits payables		381,337	339,968
Income tax payables		424,138	36,164
Other taxes payable	12	363,051	245,587
Dividends payable		214,104	187,415
Concessions payable	11	9,847	28,797
Payables to related parties	5.4	392,458	355,971
Deferred revenue		7,300	9,473
Other financial liabilities		543,879	455,702
Other current liabilities		299,349	418,145

Total current liabilities		8,917,211	6,240,818
Loans, borrowings and debentures	5.5	25,533,990	20,459,008
Leases	5.6	4,052,413	432,859
Preferred shareholders payable in subsidiaries	5.8	611,537	1,097,490
Derivative financial instruments	5.9	50,267	21,834
Other taxes payable	12	155,070	154,599
Provision for legal proceedings	14	1,354,171	1,363,168
Concessions payable	11	3,445,033	3,179,771
Post-employment benefits	22	705,003	579,870
Deferred tax liabilities	13	3,883,564	4,093,019
Deferred revenue		48,036	42,044
Other non-current liabilities		721,098	726,880

Total non-current liabilities		40,560,182	32,150,542

Total liabilities		49,477,393	38,391,360

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		887,165	3,112,274
Accumulated other comprehensive loss		(805,471)	(587,173)
Retained earnings		5,314,843	4,083,974

Equity attributable to:
Owners of the Company		5,401,865	6,614,403
Non-controlling interests	8.2	10,838,616	11,354,953

Total shareholders’ equity		16,240,481	17,969,356

Total shareholders’ equity and liabilities		65,717,874	56,360,716

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais – R$, except earnings per share)

	Note	December 31, 2019	December 31, 2018 (Restated) [1]	December 31, 2017 (Restated) [1]
Net sales	17	20,611,409	16,834,768	13,579,021
Cost of sales	18	(14,160,233)	(12,108,305)	(9,224,314)

Gross profit		6,451,176	4,726,463	4,354,707

Selling expenses	18	(1,122,866)	(1,019,234)	(1,068,451)
General and administrative expenses	18	(1,236,062)	(975,540)	(923,712)
Other income (expenses), net	19	404,686	747,282	889,775

Operating expenses		(1,954,242)	(1,247,492)	(1,102,388)

Profit before equity in earnings of investees, finance results and taxes		4,496,934	3,478,971	3,252,319

Interest in earnings of associates	8.1	1,231	45,066	10,794
Interest in earnings of joint ventures	9	1,131,406	946,282	985,090

Equity in earnings of investees		1,132,637	991,348	995,884
Finance expense		(3,690,578)	(2,836,763)	(3,687,335)
Finance income		974,604	1,032,158	870,750
Foreign exchange, net		(526,946)	(1,552,366)	(199,471)
Derivatives		1,275,297	1,758,549	282,704

Finance results, net	20	(1,967,623)	(1,598,422)	(2,733,352)
Profit before taxes		3,661,948	2,871,897	1,514,851

Income taxes	13
Current		(1,000,057)	(464,867)	(134,517)
Deferred		220,461	(295,620)	(293,838)

		(779,596)	(760,487)	(428,355)

Profit from continuing operations		2,882,352	2,111,410	1,086,496
Profit (loss) from discontinued operation, net of tax	24	11,021	(28,230)	(40,199)

Profit for the year		2,893,373	2,083,180	1,046,297

Other comprehensive income (loss)	15
Items that will not be reclassified to profit or loss
Gain on share subscription of a subsidiary		—	—	9,000
Actuarial loss on defined benefit plan		(117,302)	(82,286)	(24,121)
Taxes over actuarial loss on defined benefit plan		35,590	27,977	8,201

		(81,712)	(54,309)	(6,920)
[1]	For details on this restated, see note 24.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais – R$, except earnings per share)

	Note	December 31, 2019		December 31, 2018 (Restated) [1]		December 31, 2017 (Restated) [1]
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation effects			27,788		(161,574)		(50,085)
Gain (loss) on cash flow hedge in joint ventures			(256,486)		6,883		204,611
Changes in fair value of financial assets			192		244		3,459

			(228,506)		(154,447)		157,985
Other comprehensive (loss) income for the year, net of tax			(310,218)		(208,756)		151,065

Total comprehensive income for the year			2,583,155		1,874,424		1,197,362

Profit attributable to:
Owners of the Company			1,316,341		975,448		551,021
Non-controlling interests			1,577,032		1,107,732		495,276

			2,893,373		2,083,180		1,046,297
Total comprehensive income attributable to:
Owners of the Company			1,485,112		782,487		637,263
Non-controlling interests			1,098,043		1,091,937		560,099

			2,583,155		1,874,424		1,197,362

Earnings per share	16
Basic earnings per share		R$	5.7850	R$	3.9970	R$	2.0950
Diluted earnings per share		R$	5.5510	R$	4.1120	R$	2.0470
Earnings per share from continuing operations	16
Basic earnings per share		R$	5.7360	R$	3.8270	R$	2.2480
Diluted earnings per share		R$	5.5050	R$	3.9500	R$	2.1960

1	For details on this restated, see note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749
Net income for the year	—	—	—	551,021	551,021	495,276	1,046,297
Other comprehensive income (Note 15)
Gain on cash flow hedge in joint ventures	—	—	127,994	—	127,994	76,617	204,611
Foreign currency translation effects	—	—	(42,055)	—	(42,055)	(8,030)	(50,085)
Actuarial loss on defined benefit plan	—	—	(7,445)	—	(7,445)	(8,475)	(15,920)
Gain on share subscription of subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of financial assets	—	—	2,150	—	2,150	1,309	3,459

Total comprehensive income for the year	—	—	86,242	551,021	637,263	560,099	1,197,362
Contributions by and distributions to owners of the Company
Capital increase in subsidiary	—	—	—	—	—	2,052,962	2,052,962
Dividends—non-controlling interests	—	(19,725)	—	—	(19,725)	19,725	—
Share options exercised—Subsidiaries	—	23,477	—	—	23,477	13,489	36,966
Dividends	—	—	—	(64,921)	(64,921)	(727,224)	(792,145)
Business combination	—	(704,225)	—	—	(704,225)	—	(704,225)
Share-based payment transactions	—	55,478	—	—	55,478	8,180	63,658

Total contributions by and distributions to owners of the Company	—	(644,995)	—	(64,921)	(709,916)	1,367,132	657,216
Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(161,053)	—	—	(161,053)	(643,861)	(804,914)

At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413
Adjustment on initial application of IFRS 9, net of tax	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725
Net income for the year	—	—	—	975,448	975,448	1,107,732	2,083,180
Other comprehensive income (Note 15)
Gain on cash flow hedge in joint ventures	—	—	4,961	—	4,961	1,922	6,883
Foreign currency translation effects	—	—	(169,823)	—	(169,823)	8,249	(161,574)
Actuarial loss on defined benefit plan	—	—	(28,245)	—	(28,245)	(26,064)	(54,309)
Change in fair value of financial assets	—	—	146	—	146	98	244

Total comprehensive income for the year	—	—	(192,961)	975,448	782,487	1,091,937	1,874,424
Contributions by and distributions to owners of the Company
Dividends—non-controlling interests	—	(12,368)	—	—	(12,368)	12,368	—
Share options exercised—Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Dividends	—	—	—	(69,622)	(69,622)	(355,871)	(425,493)
Business combination	—	—	—	—	—	7,199	7,199
Share-based payment transactions	—	44,122	—	—	44,122	9,496	53,618

Total contributions by and distributions to owners of the Company	—	46,549	—	(69,622)	(23,073)	(317,055)	(340,128)
Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(179,818)	—	—	(179,818)	(435,847)	(615,665)

At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356
Adjustment on initial application of IFRS 16, net of tax (Note 3.3)	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)

At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965
Net income for the year	—	—	—	1,316,341	1,316,341	1,577,032	2,893,373
Other comprehensive income (Note 15)
Loss on cash flow hedge in joint ventures	—	—	(155,007)	—	(155,007)	(101,479)	(256,486)
Foreign currency translation effects	—	—	(11,220)	—	(11,220)	39,008	27,788
Actuarial loss on defined benefit plan	—	—	(52,189)	—	(52,189)	(29,523)	(81,712)
Changes in fair value of financial assets	—	—	118	—	118	74	192

Total comprehensive income for the year	—	—	(218,298)	1,316,341	1,098,043	1,485,112	2,583,155
Contributions by and distributions to owners of the Company
Capital increase in subsidiary	—	—	—	—	—	(11,938)	(11,938)
Dividends—non-controlling interests	—	(11,650)	—	—	(11,650)	11,650	—
Prescribed Dividends (Note 5.4)	—	—	—	12,499	12,499	8,252	20,751
Dividends	—	—	—	—	—	(243,317)	(243,317)
Treasury shares acquired (Note 15)	—	(1,141,302)	—	—	(1,141,302)	—	(1,141,302)
Stock option exercised	—	(11,811)	—	—	(11,811)	(1,302)	(13,113)
Share-based payment transactions	—	42,222	—	—	42,222	—	42,222

Total contributions by and distributions to owners of the Company	—	(1,122,541)	—	12,499	(1,110,042)	(236,655)	(1,346,697)
Transactions with owners of the Company
Change of shareholding interest in subsidiary—Note 8.2	—	(1,102,568)	—	—	(1,102,568)	(1,387,374)	(2,489,942)

At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

	Note	December 31, 2019	December 31, 2018 (Restatement) ¹	December 31, 2017 (Restatement) ¹
Cash flows from operating activities
Profit before taxes		3,661,948	2,871,897	1,514,851
Adjustments for:
Depreciation and amortization		2,287,875	2,051,824	1,928,423
Lease and concession		—	199,405	193,252
Interest in earnings of associates	8.1	(1,231)	(45,066)	(10,794)
Interest in earnings of joint ventures	9	(1,131,406)	(946,282)	(985,090)
Loss on disposals assets		36,045	684	42,804
Share-based payment		101,283	55,246	52,016
Legal proceedings provision		102,811	113,829	172,351
Indexation charges, interest and exchange, net		2,125,655	1,807,037	2,845,400
Deferred revenue		(8,271)	(10,507)	(16,032)
Provisions for employee benefits		229,812	184,228	164,105
Allowance for doubtful accounts		6,630	14,603	31,838
Sales of credit rights	19	(410,000)	—	(1,039,966)
Indemnity	19	—	(726,000)	—
Recovering tax credits		(165,398)	(326,987)	—
Other		(109,421)	(4,828)	(20,026)

		6,726,332	5,239,083	4,873,132
Changes in:
Trade receivables		(145,933)	(146,910)	(252,417)
Inventories		(90,880)	(11,959)	(40,664)
Other current tax, net		179,622	(316,348)	(225,969)
Income tax		(407,477)	(319,530)	(111,234)
Related parties, net		22,827	(57,368)	(1,708)
Trade payables		383,459	371,054	175,984
Employee benefits		(198,312)	(158,451)	(119,718)
Provision for legal proceedings		(187,292)	(132,215)	(79,206)
Other financial assets		26,525	40,106	90,966
Judicial deposits		(62,727)	(76,017)	(32,224)
Discontinued operation		(17,615)	(22,585)	(23,790)
Cash received on sale of credit rights		410,000	1,340,000	—
Post-employment benefits		(39,387)	(34,904)	(30,617)
Concessions payable		(474)	(105,848)	(111,922)
Other assets and liabilities, net		(301,931)	(230,179)	(22,512)

		(429,595)	138,846	(785,031)
Net cash generated by operating activities		6,296,737	5,377,929	4,088,101

Cash flows from investing activities
Capital contribution in associates	8.1	(31,113)	(7,517)	(15,320)
Acquisition of subsidiary, net of cash acquired		(9,837)	(135,648)	(116,514)
Sales (purchases) marketable securities		1,230,431	(149,251)	(2,329,043)
Restricted cash		(31,439)	111,672	(24,635)
Dividends received from associates		17,690	15,327	13,929
Dividends received from joint ventures		1,462,625	1,292,127	1,346,460
Other financial assets		(17,022)	—	—
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets		(2,762,937)	(2,628,153)	(2,457,066)
Net cash from sale of discontinued operations		432	857	(3,270)
Cash received on sale of fixed assets, and intangible assets		10,578	1,817	8,097

Net cash used in investing activities		(130,592)	(1,498,769)	(3,577,362)

[1]	For details on this restated, see note 24.

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

	Note	December 31, 2019	December 31, 2018 (Restatement) ¹	December 31, 2017 (Restatement) ¹
Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	9,352,123	3,685,290	6,105,332
Repayment of principal on loans, borrowings and debentures	5.5	(4,422,026)	(5,301,421)	(3,701,961)
Payment of interest on loans, borrowings and debentures	5.5	(1,384,184)	(1,454,712)	(1,591,549)
Payment of derivative financial instruments		(126,986)	(1,097,659)	(586,039)
Receipt of derivative financial instruments		251,545	1,384,506	313,443
Payment of principal on leases	5.6	(423,283)	(384,752)	(348,114)
Payment of interest on leases	5.6	(249,325)	(150,799)	(283,430)
Repayment of real estate credit certificates		—	(91,842)	(129,503)
Equity contribution from non-controlling interest		453,082	—	1,991,169
Payments to redeem entity’s shares	15	(1,141,302)	(607,932)	(780,931)
Non-controlling interest subscription		1,192	4,163	20,375
Acquisition of non-controlling interests (a)		(3,086,642)	(268,322)	(554,045)
Dividends paid		(202,320)	(448,841)	(1,089,840)
Dividends paid—Preferential shares	5.8	(535,832)	(422,639)	—
Discontinued operation		1,543	24,003	32,161
Payment of share-based compensation		(45,961)	—	—
Share options exercised		—	24,548	37,184

Net cash used in financing activities		(1,558,376)	(5,106,409)	(565,748)

Increase (decrease) in cash and cash equivalents		4,607,769	(1,227,249)	(55,009)

Cash and cash equivalents at beginning of year		3,621,798	4,555,177	4,499,588

Effect of exchange rate fluctuations on cash held		242,707	293,870	110,598

Cash and cash equivalents at end of year		8,472,274	3,621,798	4,555,177

Additional information
Income tax paid		287,451	315,278	90,099

[1]	For details on this restated, see note 24.

The accompanying notes are an integral part of these consolidated financial statements.

(a)

A total of 22,597,886 preferred shares and 2,527,682 common shares of Companhia de Gás de São Paulo – COMGÁS (“Comgás”) were acquired by Cosan S.A. for the amount of R$2,067,297 (Note 8.2). In addition, the Company acquired class A common shares issued by Cosan Logística S.A. (“Cosan Logística”) and Cosan S.A. for R$78,464 and R$940,881, respectively. The acquisition of non-controlling interests totaling R$ 3,086,642.

Non-cash transaction

i.

In 2018, intangible addition in the amount of R$ 128,654 and consideration payable in the amount of R$ 129,038 related to the new agreement entered between the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) and ExxonMobil Lubricants Trading Company (“ExxonMobil”) (Note 1).

ii.	Acquisition of assets for constructions with deferred payment in the amount of R$176,632.

iii.	Consideration asset in the subsidiary Cosan Lubes Investments Limited (“CLI”), with deferred payment terms in the amount of R$134,637 (Note 8.2).

iv.	Recognition of litigation indemnification in the amount of R$50,284.

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

v.

Recognition of tax assets related to the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” from the calculation basis of PIS and COFINS (respectively, the profit participation contributions due on certain revenues net of some expenses) contributions to the subsidiaries Cosan S.A., Rumo S.A. (“Rumo”), Comgás and CLE, in the total amount of R$364,626 (R$420,229 in 2018), which R$165,398 (R$326,987 in 2018) is recorded under “Other income (expenses)” (Note 19), R$63,899 (R$93,243 in 2018) as of “Finance results” and R$135,329 through equity method referring to the investments in joint ventures (Note 9).

vi.	Receipt of equity instruments from Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”), equivalent to the amount of R$23,144.

vii.	Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A (“Payly”) in the amount of R$11,056, through capitalization of expenses that would be reimbursed to Cosan S.A.

viii.	Recognition of right-of-use in the amount of R$2,916,632 (Note 10.3) referring to the North-South Railroad Concession agreement and R$76,763 related to other lease agreements.

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

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 64.59% and 73.49% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On February 23, 2017, TPG VI Fundo de Investimento em Participações (“TPG”), a shareholder of Rumo S.A., exercised its right to exchange 11,479,987 shares issued by Rumo S.A. for shares issued by Cosan S.A. pursuant to the shareholders’ agreement entered into in 2010, subsequently added, between Cosan Logística, TPG, GIF, Cosan S.A. and the Company. Cosan S.A. and GIF agreed to settle financially the stock replacement obligation through of payment of R$ 275,780 and the shares received were valued at fair value in the amount of R$ 97,924 and recorded as capital reserve.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. (“Shell”) exercised their put option on the shares issued by Comgás against Cosan Limited. The exercise was concluded on December 12, 2017, when Shell transferred 21,805,645 shares, which represents 16.77% of Comgás’s share capital for R$ 1,041,960. As part of the payment, we delivered to Shell 17,187,937 common shares issued by Cosan S.A., representing 4.21% of its capital stock, and also made a cash payment of R$208.7 million. As part of the process of simplifying its corporate structure, the Company offered Cosan S.A. the possibility of acquiring the Comgás shares, at the same price and conditions. The transaction was concluded on December 12, 2017. Cosan S.A. now holds 79.9% of Comgás shares and Cosan Limited now holds 58.21% of Cosan S.A. shares. As a result, Shell ceased to be a shareholder in Comgás.

On December 21, 2017, Cosan S.A. sold credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340,000. In addition to the acquisition price, Cosan S.A. will be entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables. The amount was received on January 31, 2018, as shown at statement of cash flows.

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On April 19, 2018, Cosan submitted to the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” a proposal relating to the discontinuation of our Brazilian Depositary Receipts, or “BDRs,” program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). On October 10, 2018, the Company completed the deregistration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” and the delisting of our BDRs from the B3. The discontinuation of our BDR program was intended to reduce our regulatory costs and concentrate liquidity of the Company’s stock on the NYSE.

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by Rumo S.A., so that the merged companies will be extinguished and Rumo S.A. will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs. In addition, the incorporation of PGT S.A. was approved by ALL Armazéns Gerais Ltda.

On April 24, 2018, Raízen Combustíveis S.A. (“Raízen Combustíveis”) and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Compañía Argentina de Petróleo S.A and Energina Compañía Argentina de Petróleo S.A. from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for an amount of R$3,917,438. Shell Argentina operates a petroleum refinery and distributes fuel through a network of petrol stations in Argentina. The acquisition was completed on October 1, 2018.

On May 31, 2018, CLI acquired control of TTA—SAS Techniques et Technologie Appliquées (“TTA”) and Lubrigrupo II—Comércio e Distribuição de Lubrificantes, S.A. (“LubrigrupoII”) for the amount of R$44,235 and R$11,339, respectively, generating an additional goodwill in the Moove segment of R$23,618 and R$6,856, respectively. The total consideration paid for these acquisitions, net of cash received, amounted to R$33,028 and R$10,044, respectively.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On June 30, 2018, the contingent consideration regarding the acquisition of Stanbridge Group Limited (“Stanbridge”) in November 2017 by the subsidiary Moove Lubricants Limited (“Moove Lubricants”) – previously known as “Comma Oil and Chemicals Limited,” was increased by R$31,726 (Note 10.2), due to the fulfillment of certain contractual conditions that resulted in an adjustment to the acquisition accounting.

Additionally, part of the purchase price was allocated in “Customer Relationship” at the amount of R$136,499 (Note 10.2), which represents a measurement period adjustment.

On December 20, 2018, CLI acquired control of Commercial Lubricants Moove Corp, or “Moove Corp,” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube”), for an initial consideration of R$112,858, generating an additional goodwill in the Moove segment of R$67,548. The total consideration, net of cash received, amounted to R$112,858.

On December 21, 2018, CLI and CVC entered into an investment agreement pursuant to which CVC subscribed for shares in CLI’s capital in a total amount of R$588,637 (which is equivalent to 30% of CLI’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, CLI received R$454,000 at the closing of the transaction, R$65,482 on March 31, 2020 and will receive R$64,000 plus monetary variation by 2021, due to the satisfaction of conditions precedent on December 31, 2019 (See Note 8.2).

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On March 28, 2019, Rumo S.A. announced that it won the tender (International Bidding No. 02/2018) organized by Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” to operate the railway network located between the cities of Porto Nacional in the state of Tocantins and Estrela d’Oeste in the state of São Paulo, for a period of 30 years from the date of signature, which was July 31, 2019.

Rumo’s bid was R$2,719,530 (R$2,904,778 adjusted with contractual parameters). The final grant of the concession to Rumo S.A. is subject to the completion of the remaining stages of the tender detailed in the tender notice, including an analysis of Rumo’s licensing documents. Rumo S.A. was required to pay: (i) 5% of the value of its bid within 45 days of the publication of ANTT’s final decision, and (ii) the remainder in 120 quarterly installments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession. This payment, in an amount of R$145,239, was completed on July 24, 2019.

On May 31, 2019, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” concluded the Fourth Ordinary Tariff Review regarding the update of Comgás’s tariffs to be applied across all segments from that date. Prices have been adjusted by an amount corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or “IGP-M,” and to reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts. The process of the Third Ordinary Tariff Review, which was contractually scheduled to take place in May 2014, is ongoing.

On June 11, 2019, the board of directors of Comgás, with the approval of Comgás’s fiscal council, approved a reduction in Comgás’s capital stock in the amount of R$1,500,000 without cancellation of shares and while preserving the existing percentage of shareholders’ interest in Comgás’s capital stock through a refund in cash to shareholders of part of their shares. The decision was based on the board of directors’ opinion that Comgás’s capital stock had become excessive for the normal development of its business and the achievement of its corporate purpose. As a result of this reduction, Comgás’s capital decreased from R$2,036,315 to R$536,315.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On August 6, 2019, Raízen Combustíveis and its subsidiary Raízen Conveniências S.A. (“Raízen Conveniências”) entered into a Share Purchase and Investment Agreement with Femsa Comércio, S.A. de C.V. and its subsidiaries (together, “Femsa Comércio”), which establishes the terms and conditions for the acquisition of interest in Raízen Conveniências by Femsa Comércio, as well as the formation of a joint venture in Brazil. Upon the closing of this transaction, Femsa Comercio will hold 50% of the capital stock of Raízen Conveniências through the subscription of new shares and the direct purchase of existing shares of the company’s capital stock currently held by Raízen Combustíveis. The transaction was completed on November 1, 2019. The joint venture has purpose the convenience and proximity store business, called Rede Integrada de Lojas de Convenências e Proximidade S.A., in which it was considered an Enterprise Value of R$1,122,000, with effect on interest in earnings of joint ventures of R$528,967 (Note 9), resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of these joint venture.

On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$683,358 plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás, upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

2	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 14, 2020.

3	Accounting policies

Accounting policies are included in the notes, except those described below:

3.1	Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A., Cosan Logística and their respective subsidiaries and jointly-controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro.

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

The exchange rates of the Real (R$) for the functional currencies of its subsidiaries on December 31, 2019 and 2018 are:

Currency	December 31, 2019	December 31, 2018
United States dollar (U.S.$)	4.0307	3.8748
British pound (GBP)	5.3270	4.9617
Euro (EUR)	4.5305	4.4390

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

3.2	Use of judgments and estimates

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

Estimates and underlying assumptions are reviewed on an ongoing basis and recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

i.	Note 5.3—Trade receivables
ii.	Note 5.10—Recognized fair value measurements
iii.	Note 9—Investments in joint ventures
iv.	Notes 10.1 e 10.2—Property, plant and equipment, Intangible assets and goodwill
v.	Note 11.1—Commitments
vi.	Note 13—Income tax
vii.	Note 14—Provision for legal proceedings
viii.	Note 22—Post-employment benefits

3.3	Changes in significant accounting policies

i. IFRS 16

The Company has adopted IFRS 16 Leases using the modified retrospective approach from January 1, 2019, but has not presented restated 2018 figures for comparative purposes, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new accounting policies are disclosed in Note 5.6.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 - Leases, or “IAS 17.” These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities follows a range from 4.00% to 12.70% per year.

For leases previously classified as finance leases, the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

The joint ventures Raízen Energia S.A. (“Raízen Energia”) and Raízen Combustíveis recognized the lease liability and the right-of-use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics (Note 9).

a)	Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

◾	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

◾	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019;

◾	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;

◾	did not recognize right-of-user assets and liabilities for lease of low value assets;

◾	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

◾	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Impact on statement of financial position on January 1, 2019

The total impact on the Company’s financial position as of January 1, 2019 is as follows:

Assets
Current assets
Other current assets	1,526
Non-current assets
Other non-current assets	7,520
Deferred tax assets	41,709
Right-of-use assets	892,219
Current liabilities
Leases	(65,680)
Non-current liabilities
Leases	(1,352,685)
Equity
Retained earnings	475,391

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

c)	Measurement

The associated right-of-use assets to the concession were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the financial position as at December 31, 2018. The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the interest rate implied in the lease or, if that rate cannot be determined immediately, the incremental loan rate of Company and its subsidiaries. Generally, the Company uses its incremental loan rate as the discount rate.

The Company has applied a judgment to determine the lease term of some contracts that include renewal options. The evaluation of whether the Company is reasonably certain to exercise these options has an impact on the term of the lease, which significantly affects the value of lease liabilities and recognized right-of-use assets. The extension and termination options are included in several lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

3.4	Other standards and interpretations effective as of January 1, 2019, without effects on the financial statements

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

This interpretation addresses the accounting of income taxes when tax treatments involve uncertainty that affects the application of IAS 12 - Income Taxes and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically include treatment of interest and penalties associated with uncertain taxes.

The Company is subject to examination by the tax authorities for the past five fiscal years as of December 31, 2019. The Company has audits in progress at various stages of completion, some of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

The Company has not identified effects from the adoption of IFRIC 23 - Uncertainty over Income Tax Treatments that could affect the Company’s accounting policies and our consolidated financial statements.

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

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

v.

Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities; and

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects.”

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2019

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss
Gross sales	30,458,300	92,116,093	17,655,659	12,007,634	5,072,163	7,473,730	106	(140,230,052)	(37,047)	24,516,586
Domestic market(i)	24,180,375	90,619,697	17,655,659	12,007,634	4,948,678	7,232,158	106	(132,455,731)	(37,047)	24,151,529
External market(i)	6,277,925	1,496,396	—	—	123,485	241,572	—	(7,774,321)	—	365,057
Net sales	28,835,309	87,946,233	12,567,921	9,514,222	4,046,296	7,087,840	98	(129,349,463)	(37,047)	20,611,409
Cost of sales	(26,951,969)	(84,137,215)	(11,340,151)	(6,402,338)	(3,185,745)	(4,608,781)	(416)	122,429,335	37,047	(14,160,233)
Gross profit	1,883,340	3,809,018	1,227,770	3,111,884	860,551	2,479,059	(318)	(6,920,128)	—	6,451,176
Selling expenses	(866,330)	(1,489,100)	(713,874)	(614,492)	(492,482)	(6,983)	(8,909)	3,069,304	—	(1,122,866)
General and administrative expenses	(621,843)	(486,149)	(124,674)	(404,441)	(173,212)	(364,555)	(293,854)	1,232,666	—	(1,236,062)
Other income (expenses), net	136,695	1,810,364	73,942	(31,534)	31,806	(24,084)	428,498	(2,021,001)	—	404,686
Interest in earnings of associates	—	115,168	—	—	439	21,876	2,822,914	(115,168)	(2,843,998)	1,231
Interest in earnings of joint ventures	(12,179)	4,973	—	—	—	—	1,131,406	7,206	—	1,131,406
Finance results, net	(759,350)	(216,381)	(320,506)	(180,381)	(96,794)	(1,197,817)	(492,631)	1,296,237	—	(1,967,623)
Finance expense	(1,449,680)	(649,509)	(81,237)	(495,958)	(38,514)	(1,871,221)	(1,284,885)	2,180,426	—	(3,690,578)
Finance income	471,581	268,801	26,954	315,634	22,385	202,875	433,710	(767,336)	—	974,604
Foreign exchange, net	(36,107)	(259,014)	(276,256)	(27,518)	(92,989)	(205,839)	(200,600)	571,377	—	(526,946)
Derivatives	254,856	423,341	10,033	27,461	12,324	676,368	559,144	(688,230)	—	1,275,297
Income tax (expense) benefit	117,371	(1,013,037)	(27,490)	(588,389)	(55,206)	(129,247)	(6,754)	923,156	—	(779,596)

Profit (loss) from continuing operations	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Profit from discontinued operation, net of tax	—	—	—	—	—	—	11,021	—	—	11,021
Profit (loss) attributable to:
Owners of the Company	(183,784)	2,467,692	115,168	1,255,369	72,971	157,216	3,586,632	(2,399,076)	(3,755,847)	1,316,341
Non-controlling interests	61,488	67,164	—	37,278	2,131	621,033	4,741	(128,652)	911,849	1,577,032

	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,591,373	(2,527,728)	(2,843,998)	2,893,373

Other select data
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877
EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448
Additions to PP&E, intangible and contracts assets	2,902,907	339,987	343,367	775,769	32,854	1,943,063	11,251	(3,586,261)	—	2,762,937
Reconciliation of EBITDA
Profit (loss) for the year	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Income tax (expense) benefit	(117,371)	1,013,037	27,490	588,389	55,206	129,247	6,754	(923,156)	—	779,596
Finance results, net	759,350	216,381	320,506	180,381	96,794	1,197,817	492,631	(1,296,237)	—	1,967,623
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877

EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2018 (Restated)

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss
Gross sales	21,296,564	85,793,511	4,497,337	8,695,208	4,381,188	6,689,177	—	(111,587,412)	(40,128)	19,725,445
Domestic market(i)	16,271,074	83,350,683	4,497,337	8,695,208	4,242,819	6,689,177	—	(104,119,094)	(40,128)	19,587,076
External market(i)	5,025,490	2,442,828	—	—	138,369	299,56	—	(7,468,318)	—	138,369
Net sales	19,798,546	81,960,154	3,243,937	6,840,011	3,449,949	6,584,937	(1)	(105,002,637)	(40,128)	16,834,768
Cost of sales	(18,136,443)	(78,223,747)	(3,074,701)	(4,901,715)	(2,781,084)	(4,465,634)	—	99,434,891	40,128	(12,108,305)
Gross profit	1,662,103	3,736,407	169,236	1,938,296	668,865	2,119,303	(1)	(5,567,746)	—	4,726,463
Selling expenses	(768,831)	(1,378,292)	(128,443)	(613,046)	(393,317)	(12,871)	—	2,275,566	—	(1,019,234)
General and administrative expenses	(664,690)	(479,848)	(46,400)	(367,670)	(132,336)	(301,698)	(173,836)	1,190,938	—	(975,540)
Other income (expenses), net	570,343	455,250	11,566	763,608	2,393	(65,303)	46,584	(1,037,159)	—	747,282
Interest in earnings of associates	—	(9,954)	—	—	(349)	10,179	2,119,282	9,954	(2,084,046)	45,066
Interest in earnings of joint ventures	22,139	1	—	—	—	—	946,282	(22,140)	—	946,282
Finance results, net	(318,335)	(445,909)	(7,692)	78,773	(27,279)	(1,208,820)	(441,096)	771,936	—	(1,598,422)
Finance expense	(968,066)	(460,734)	(12,818)	(504,071)	(35,157)	(1,518,156)	(779,379)	1,441,618	—	(2,836,763)
Finance income	583,546	206,718	5,686	581,181	9,928	224,531	216,518	(795,950)	—	1,032,158
Foreign exchange, net	(90,780)	(763,008)	(560)	(93,780)	(26,875)	(668,064)	(763,647)	854,348	—	(1,552,366)
Derivatives	156,965	571,115	—	95,443	24,825	752,869	885,412	(728,080)	—	1,758,549
Income tax (expense) benefit	9,007	(443,136)	(8,221)	(540,995)	(49,439)	(268,439)	98,386	442,350	—	(760,487)

Profit (loss) from continuing operations	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,595,601	(1,936,301)	(2,084,046)	2,111,410
Loss from discontinued operation, net of tax	—	—	—	—	—	—	(28,230)	—	—	(28,230)
Profit (loss) attributable to:
Owners of the Company	507,580	1,386,361	(9,954)	1,008,190	67,882	54,114	2,562,278	(1,883,987)	(2,717,016)	975,448
Non-controlling interests	4,156	48,158	—	250,776	656	218,237	5,093	(52,314)	632,970	1,107,732

	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,567,371	(1,936,301)	(2,084,046)	2,083,180

Other select data
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	4,029	(2,414,709)	—	2,051,824
EBITDA	2,968,519	2,514,678	82,099	2,185,705	237,228	3,240,916	2,942,340	(5,565,296)	(2,084,046)	6,522,143
Additions to PP&E, intangible and contracts assets	2,571,359	51,424	343,367	531,739	47,346	1,996,746	52,322	(2,966,150)	—	2,628,153
Reconciliation of EBITDA
Profit (loss) for the year	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,595,601	(1,936,301)	(2,084,046)	2,111,410
Income tax (expense) benefit	(9,007)	443,136	8,221	540,995	49,439	268,439	(98,386)	(442,350)	—	760,487
Finance results, net	318,335	445,909	7,692	(78,773)	27,279	1,208,820	441,096	(771,936)	—	1,598,422
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	4,029	(2,414,709)	—	2,051,824

EBITDA	2,968,519	2,514,678	82,099	2,185,705	237,228	3,240,916	2,942,340	(5,565,296)	(2,084,046)	6,522,143

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2017 (Restated)
	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Statement of profit or loss
Gross sales	14,060,676	75,681,280	7,097,156	2,787,145	6,332,656	—	(89,741,956)	(34,706)	16,182,251
Domestic market(i)	7,903,059	74,080,815	7,097,156	2,730,321	6,062,622	—	(81,983,874)	(34,706)	15,855,393
External market(i)	6,157,617	1,600,465	—	56,824	270,034	—	(7,758,082)	—	326,858
Net sales	13,152,678	72,789,148	5,537,857	2,129,522	5,946,349	(1)	(85,941,826)	(34,706)	13,579,021
Cost of sales	(10,907,652)	(68,875,292)	(3,492,375)	(1,545,657)	(4,220,988)	—	79,782,944	34,706	(9,224,314)
Gross profit	2,245,026	3,913,856	2,045,482	583,865	1,725,361	(1)	(6,158,882)	—	4,354,707
Selling expenses	(803,157)	(1,345,847)	(652,901)	(386,704)	(28,846)	—	2,149,004	—	(1,068,451)
General and administrative expenses	(618,064)	(455,743)	(344,990)	(94,003)	(285,408)	(199,311)	1,073,807	—	(923,712)
Other income (expenses), net	(107,954)	312,187	(26,424)	(3,678)	(3,305)	923,182	(204,233)	—	889,775
Interest in earnings of associates	(54,544)	—	—	(7,664)	4,243	1,106,285	54,544	(1,092,070)	10,794
Interest in earnings of joint ventures	—	—	—	—	—	985,090	—	—	985,090
Finance results, net	129	(359,767)	(225,541)	(54,371)	(1,665,842)	(787,598)	359,638	—	(2,733,352)
Finance expense	(905,213)	(251,038)	(623,924)	(46,250)	(1,900,092)	(1,117,400)	1,156,251	331	(3,687,335)
Finance income	681,362	134,904	398,758	17,805	261,661	192,857	(816,266)	(331)	870,750
Foreign exchange, net	(54,866)	(105,513)	(11,501)	(7,478)	(127,508)	(52,984)	160,379	—	(199,471)
Derivatives	278,846	(138,120)	11,126	(18,448)	100,097	189,929	(140,726)	—	282,704
Income tax (expense) benefit	(78,937)	(615,806)	(235,972)	(20,140)	(10,215)	(162,028)	694,743	—	(428,355)

Profit (loss) from continuing operations	582,499	1,448,880	559,654	17,305	(264,012)	1,865,619	(2,031,379)	(1,092,070)	1,086,496
Loss from discontinued operation, net of tax	—	—	—	—	—	(40,199)	—	—	(40,199)
Profit (loss) attributable to:
Owners of the Company	582,499	1,389,260	364,449	17,305	(57,675)	1,818,472	(1,971,759)	(1,591,530)	551,021
Non-controlling interests	—	59,620	195,205	—	(206,337)	6,948	(59,620)	499,460	495,276

	582,499	1,448,880	559,654	17,305	(264,012)	1,825,420	(2,031,379)	(1,092,070)	1,046,297

Other select data
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	7,083	(2,767,008)	—	1,928,423
EBITDA	2,792,395	3,060,373	1,517,922	174,714	2,753,732	2,822,328	(5,852,768)	(1,092,070)	6,176,626
Additions to PP&E, intangible and contracts assets	2,226,162	853,975	352,958	48,612	2,045,390	10,107	(3,080,137)	—	2,457,067
Reconciliation of EBITDA
Profit (loss) for the year	582,499	1,448,880	559,654	17,305	(264,012)	1,865,619	(2,031,379)	(1,092,070)	1,086,496
Income tax (expense) benefit	78,937	615,806	235,972	20,140	10,215	162,028	(694,743)	—	428,355
Finance results, net	(129)	359,767	225,541	54,371	1,665,842	787,598	(359,638)	—	2,733,352
Depreciation and amortization	2,131,088	635,920	496,755	82,898	1,341,687	7,083	(2,767,008)	—	1,928,423

EBITDA	2,792,395	3,060,373	1,517,922	174,714	2,753,732	2,822,328	(5,852,768)	(1,092,070)	6,176,626

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	1,963,018	4,815,241	(4,017,515)	—	8,472,274
Marketable securities	—	—	—	200,233	43,856	1,751,853	1,119,561	—	—	3,115,503
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	399,249	34	(4,032,648)	—	1,814,394
Derivative financial instruments	2,139,240	911,874	5,164	374,730	17,005	1,624,023	1,808,652	(3,056,278)	—	3,824,410
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	248,456	69	(8,699,953)	—	787,322
Other financial assets	602,542	—	—	—	134,636	—	17,127	(602,542)	—	151,763
Other current assets	7,125,332	4,026,776	882,624	315,744	165,070	604,988	1,307,712	(12,034,732)	(789,265)	1,604,249
Other non-current assets	4,196,166	4,231,350	62,869	685,264	156,623	2,638,286	1,562,823	(8,490,385)	(488,229)	4,554,767
Investments in associates	—	2,612,576	276	—	365	52,012	12,760,443	(2,612,852)	(12,435,113)	377,707
Investments in joint ventures	577,008	727,936	—	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	—	(734,495)	—	—
Right-of-use assets	4,017,503	97,374	476,251	10,128	22,592	4,410,952	26,058	(4,591,128)	—	4,469,730
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	11,770,168	72,961	(17,242,244)	—	12,153,136
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	7,375,033	15,592	(6,224,750)	—	16,843,659
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(11,720,477)	(11,416,533)	22,312,247	—	(29,052,215)
Leases	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(4,529,139)	(27,475)	4,048,168	—	(4,594,888)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(482)	(78,768)	1,747,941	—	(81,051)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(513,325)	(6,974)	8,614,148	—	(2,190,264)
Employee benefits payables	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(216,685)	(34,656)	486,858	—	(381,337)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(611,537)	—	—	(611,537)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,706)	(711,305)	(1,113,182)	11,033,601	471,622	(2,254,126)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,761)	(1,998,107)	(408,386)	(6,531,054)	(2,180,300)	7,274,447	805,872	(10,311,975)

Total assets (net of liabilities) allocated by segment	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Total assets	42,843,360	24,252,100	6,549,006	12,038,100	3,499,110	32,838,038	31,055,233	(73,644,466)	(13,712,607)	65,717,874
Shareholders’ equity attributable to:
Owners of the Company	10,358,052	4,808,076	2,612,852	2,861,954	1,107,136	1,746,668	5,401,865	(17,778,980)	(5,715,758)	5,401,865
Non-controlling interests	77,721	270,355	—	24,565	480,560	6,868,903	10,183,943	(348,076)	(6,719,355)	10,838,616

Total shareholders’ equity	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2018
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	282,573	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	4,144,752
Investments in associates	—	(266)	266	—	13,799	44,001	13,111,569	—	(12,790,850)	378,519
Investments in joint ventures	567,785	266	—	—	—	—	8,077,907	(568,051)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,473)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,279,592	1,191,627	7,493,882	7,434	(6,149,333)	—	16,972,535
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Leases	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payables	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Total assets	32,783,857	17,690,095	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(57,001,080)	(14,449,228)	56,360,716
Shareholders’ equity attributable to:
Owners of the Company	11,632,885	1,533,603	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(16,222,513)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

4.1	Net sales by segment

	December 31, 2019	December 31, 2018	December 31, 2017
Reported segment
Raízen Energia
Ethanol	11,388,766	8,569,437	6,550,652
Sugar	3,925,499	3,670,749	5,377,351
Gas	2,967,137	758,572	—
Diesel	6,469,695	3,314,377	—
Cogeneration	3,934,639	2,836,658	884,300
Other	149,573	648,753	340,375

	28,835,309	19,798,546	13,152,678
Raízen Combustíveis
Fuels	99,000,662	84,031,837	72,789,148
Other	1,513,492	1,172,254	—

	100,514,154	85,204,091	72,789,148
Comgás
Industrial	6,045,600	4,411,737	3,494,396
Residential	1,295,107	986,073	849,723
Cogeneration	437,327	315,925	229,716
Automotive	350,637	262,813	224,203
Commercial	507,550	387,069	320,049
Construction revenue	813,341	415,753	351,193
Other	64,660	60,641	68,577

	9,514,222	6,840,011	5,537,857
Moove
Finished goods	3,786,636	3,096,658	1,876,935
Basic oil	194,353	317,878	220,515
Services	65,307	35,413	32,072

	4,046,296	3,449,949	2,129,522
Logistics
North operations	5,313,757	4,913,437	4,439,766
South operations	1,478,314	1,412,300	1,283,085
Container operations	295,769	259,200	223,498

	7,087,840	6,584,937	5,946,349
Reconciliation
Cosan Corporate	98	(1)	(1)

Deconsolidated effects and eliminations	(129,386,510)	(105,042,765)	(85,976,532)

Total	20,611,409	16,834,768	13,579,021

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

4.2	Information on geographical area

	Net sales			Non-current assets
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018
Brazil	18,522,108	14,720,088	12,985,533	8,238,016	6,550,243
Europe (i)	1,719,262	1,836,739	538,148	71,689	1,686
Latin America (ii)	184,981	157,287	52,932	23,140	2,170
North America	157,665	55,549	14	—	244
Asia and Other	27,393	65,105	2,395	—	—

Total	20,611,409	16,834,768	13,579,022	8,332,845	6,554,343

Main countries:

(i)	England, France, Spain and Portugal; and

(ii)	Argentina, Bolivia, Uruguay and Paraguay.

4.3	Major Customers

The majority of Rumo’s transports and port elevation is for the agricultural commodities industry, especially corn, sugar, soy and derivatives thereof. Rumo’s major clients are export companies participating in this market. This participation corresponds approximately to the following amounts of net revenue in each year: R$ 773,286 in 2019, R$ 912,943 in 2018 and R$ 893,056 in 2017.

No customers or specific group represented 10% or more of net sales for the years presented in other segments.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

5	Financial assets and liabilities

Accounting policy

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs, except those measured at amortized cost maintained within a business model with the objective to obtain contractual cash flows that meet the criteria of principal and interest only.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company’s business model for managing assets; and (ii) whether the contractual cash flows of the instruments represent only payments of principal and interest on the principal amount outstanding.

The Company recognizes its financial assets at amortized cost for financial assets that are maintained within a business model in order to obtain contractual cash flows that meet the “Principal and Interest” criteria. This category includes accounts receivable from customers, cash and cash equivalents, receivables from related parties, other financial assets and dividends and interest on equity receivable.

No remeasurement of financial assets was carried out.

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The carrying amount of financial assets and financial liabilities are as follows:

	Note	December 31, 2019	December 31, 2018
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	3,279,170	1,600,590
Marketable securities	5.2	3,115,503	4,202,835
Derivative financial instruments	5.9	3,824,410	2,548,857
Other financial assets		134,637	—

		10,353,720	8,352,282
Amortized cost
Cash and cash equivalents	5.1	5,193,104	2,021,208
Trade receivables	5.3	1,814,394	1,588,192
Receivables from related parties	5.4	173,341	135,070
Dividends receivable		23,252	27,320
Restricted cash	5.2	147,910	115,124

		7,352,001	3,886,914

Total assets		17,705,721	12,239,196

Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	12,682,049	10,005,187
Leases	5.6	4,594,888	553,350
Trade payables	5.7	2,190,264	1,923,920
Dividends payable		214,104	187,415
Payables to related parties	5.4	392,458	355,971
Other financial liabilities		543,879	455,702
Preferred shareholders payable in subsidiaries	5.8	611,537	1,097,490
Tax installments—REFIS	12	213,360	216,984

		21,442,539	14,796,019
Fair value through profit or loss
Loans, borrowings and debentures	5.5	16,370,166	12,569,126
Contingent consideration		184,370	64,969
Derivative financial instruments	5.9	81,051	25,714

		16,635,587	12,659,809

Total liabilities		38,078,126	27,455,828

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

5.1	Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value.

	December 31, 2019	December 31, 2018
Cash and bank accounts	363,084	111,410
Savings account	885,740	1,335,774
Financial investments	7,223,450	2,174,614

	8,472,274	3,621,798

Financial investments are composed as follows:

	December 31, 2019	December 31, 2018
Investment fund
Repurchase agreements	2,799,706	1,179,503
Bank certificate of deposits—CDB	479,464	421,087

	3,279,170	1,600,590

Bank investments
Repurchase agreements	1,400,735	—
Bank certificate of deposits—CDB	2,340,125	571,840
Other	203,420	2,184

	3,944,280	574,024

	7,223,450	2,174,614

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in 2019 (100% of CDI in 2018) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in Note 21.

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

	December 31, 2019	December 31, 2018
Marketable securities
Government security(i)	2,719,630	4,144,797
Bank certificate of deposit - CDB	125,413	58,038
Repurchase agreements	270,460	—

	3,115,503	4,202,835
Restricted cash
Investments linked to loans	86,681	31,254
Securities pledged as collateral	61,229	83,870

	147,910	115,124

(i)	Sovereign debt securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC.”

5.3	Trade receivables

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

Expected loss rates are based on corresponding historical credit losses suffered in the period. Historical loss rates may be adjusted to reflect current and forward-looking information regarding macroeconomic factors that affect the customers’ ability to settle the receivables. The Company identified the interest rate implied in the agreement as the most relevant factor, and consequently adjusts historical loss rates based on the expected changes in this factor.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018
Domestic – Brazilian Reais(i)	1,874,400	1,609,421
Export – Foreign currency	60,401	104,355

	1,934,801	1,713,776

Expected credit losses	(120,407)	(125,584)

	1,814,394	1,588,192

Current	1,786,095	1,545,643
Non-current	28,299	42,549

	1,814,394	1,588,192

(i)

R$622,572 (R$430,596 on December 31, 2018) is related to the unbilled revenue from the subsidiary Comgás, which refers to that part of the gas supplied in the month, whose billing have not yet been made.

The ageing of trade receivables is as follows:

	December 31, 2019	December 31, 2018
Not overdue	1,552,912	1,382,193
Overdue:
From 1 to 30 days	175,112	116,665
From 31 to 60 days	32,925	27,649
From 61 to 90 days	36,337	20,734
More than 90 days	137,515	166,535
Expected credit losses	(120,407)	(125,584)

	1,814,394	1,588,192

Changes in the expected credit losses are as follows:

At January 1, 2018	(121,052)
Provision / reversal	(4,532)
At December 31, 2018	(125,584)
Provision / reversal	5,177

At December 31, 2019	(120,407)

5.4	Related parties

Accounting policy

Sales and purchases involving related parties are made at regular market prices. The outstanding balances at year-end are not guaranteed nor subject to interest, and they are settled in cash. There were no guarantees given or received regarding any accounts receivable or payable involving related parties. In the year ended December 31, 2019, the Company did not account for any impairment of trade receivable related to amounts owed by related parties.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

a)	Summary of balances to related parties

	December 31, 2019	December 31, 2018
Current Asset
Corporate operation / Agreements
Raízen Energia S.A.(i)	50,296	38,205
Aguassanta Participações S.A.	444	29
Raízen Combustíveis S.A.(i)	7,588	6,263
Other	291	183

Total current Asset	58,619	44,680

Non-current assets
Corporate operation / Agreements
Raízen Combustíveis S.A.(i)	36,410	27,523

	36,410	27,523

Preferred shares
Raízen Energia S.A.(i)	78,304	37,470
Janus Brasil Participações S.A.	8	—

	78,312	37,470
Financial operations
Rezende Barbosa(ii)	—	23,144
Other	—	2,253

	—	25,397
Total non-current assets	114,722	90,390

Total assets	173,341	135,070

Current liabilities
Corporate operations / agreements
Raízen Energia S.A.(i)	262,612	215,582
Raízen Combustíveis S.A.(i)	127,773	136,779
Radar Propriedades Agrícolas S.A.	150	—
Other	1,923	3,610

Total liabilities	392,458	355,971

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

(ii)

On September 13, 2019, Cosan and Rezende Barbosa entered into a Private Instrument for Settlement and Termination of Contracts and Other Covenants in which the balance of receivables was settled through the delivery of 1,908,783 and 477,196 shares of Cosan S.A. and Cosan Logística to the Company that were blocked and in custody with a Financial Institution. The equity instruments received in said instrument represent an increase in the Company’s interest of 0.48% and 0.10% in Cosan S.A. and Cosan Logística. Additionally, during the exercise in which the shares held in custody remained blocked, such shares were not entitled to any dividends received, pursuant to the agreement in effect at the time, and the amount of R$20,751 recorded as dividends payable to this shareholder was reversed against retention profit in subsidiary Cosan S.A.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

b) Related party transactions

	December 31, 2019	December 31, 2018	December 31, 2017
Product sales
Raízen Energia S.A.	298,980	304,648	411,443
Raízen Combustíveis S.A	221,369	188,895	154,104
Other	7,010	15,117	8,381

	527,359	508,660	573,928
Purchase of goods / inputs
Raízen Energia S.A.	(7,010)	(3,672)	(1,347)
Raízen Combustíveis S.A	(1,240,781)	(1,205,231)	(1,006,515)

	(1,247,791)	(1,208,903)	(1,007,862)
Shared income (expense)
Raízen Energia S.A.	(71,978)	(73,105)	(70,914)

	(71,978)	(73,105)	(70,914)
Financial result
Usina Santa Luiza	(41)	(241)	(378)
Raízen Energia S.A.	—	4,100	7,727
Raízen Combustíveis S.A	5,729	—	—
Other	(5)	2,879	3

	5,683	6,738	7,352

Total	(786,727)	(766,610)	(497,496)

c) Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	December 31, 2019	December 31, 2018	December 31, 2017
Short-term benefits to officers and directors	88,440	86,810	76,976
Share-based payment transactions(i)	16,823	11,423	63,658
Post-employment benefits	728	476	934
Other long-term benefits	—	547	664
Benefits from termination of employment contract	—	1,193	635

	105,991	100,449	142,867

(i)	Replacement of the stock option plans to the stock-based compensation plan (Note 23).

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

5.5	Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred Borrowings are subsequently measured at amortized cost.

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

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting exercise.

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Interest
Description	Index	Annual interest	December 31, 2019	December 31, 2018	Maturity	Objective
With guarantee
BNDES	URTJLP	7.86%	2,213,704	2,584,347	Dec-2029	Expansion project
	Fixed	5.36%	834,039	1,055,281	Jan-2025	Expansion project
	TJ462	8.37%	144,573	316,854	Oct-2020	Investment
	Selic	6.28%	73,540	152,562	Oct-2020	Investment
	Selic	6.45%	52,031	63,852	Jun-2023	Investment
	TJLP	7.57%	83,174	107,731	Jun-2023	Investment
	TJLP	5.95%	1,667	—	Jun-2023	Investment
	Selic	13.65%	—	3,930	Sep-2020	Expansion project
	Selic	6.80%	1,118	—	Sep-2020	Expansion project
	Fixed	3.50%	1,426	2,261	Jan-2024	Expansion project
	IPCA	12.07%	1,528	2,211	Nov-2021	Expansion project
	URTJLP	7.87%	4,952	—	Mar-2022	Expansion project
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	79,528	—	Sep-2026	Investment
EIB	U.S.$	3.88%	31,770	89,003	Jun-2020	Investment
	U.S.$	2.94%	29,081	54,508	Sep-2020	Investment
	U.S.$ + LIBOR	2.46%	71,129	115,581	May-2021	Investment
	U.S.$ + LIBOR	2.66%	89,336	130,402	Sep-2021	Investment
FINEP	Fixed	5.00%	—	93,309	Dec-2019	Investment

			3,712,596	4,771,832

Without guarantee
Foreign loans	GBP + Libor	1.96%	106,643	—	Dec-2022	Acquisition
	GBP + Libor	2.36%	186,604	—	Dec-2022	Acquisition
	GBP + Libor	4.37%	—	363,250	Dec-2019	Acquisition
	GBP + Libor	2.22%	150,253	199,794	Nov-2020	Acquisition
	Fixed	1.16%	3,561	—	Mar-2022	Acquisition
Export credit note (NCE)	126% of CDI	8.13%	—	514,817	Dec-2019	Exportation
	CDI + 0.80%	5.24%	512,078	—	Dec-2023	Exportation
	125% of CDI	8.06%	—	646,024	Jan-2019	Exportation
Perpetual Notes	U.S.$	8.25%	2,040,752	1,961,819	—	Acquisition
Resolution 4131	U.S.$	4.79%	20,688	39,738	Oct-2020	Working capital
	U.S.$ + Libor	3.75%	—	156,387	Feb-2020	Working capital
	U.S.$ + Libor	2.90%	81,107	—	Feb-2020	Working capital
	U.S.$	3.67%	313,493	292,172	May-2023	Working capital
	U.S.$	4.34%	—	41,033	Dec-2019	Working capital
	U.S.$	2.65%	217,537	209,987	Nov-2022	Working capital
Senior Notes Due 2023	U.S.$	5.00%	438,985	409,590	Mar-2023	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	3,234,647	2,977,721	Jan-2027	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	3,318,895	3,061,566	Feb-2024	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	903,636	2,022,793	Sep-2024	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	2,182,089	1,997,394	Jan-2025	Acquisition
Senior Notes Due 2029	Fixed	5.50%	3,071,052	—	Sep-2029	Acquisition
Commercial banks	Fixed U.S.$	—	—	15,499	Aug-2019	Working capital
Working capital	120.25% of CDI	6.53%	—	30,828	Dec-2019	Working capital
	125% of CDI	6.79%	—	5,018	Dec-2019	Working capital
	122% of CDI	7.86%	—	15,402	Dec-2019	Working capital
Bank overdrafts	125.5% of CDI	5.53%	740	—	Jan-2020	Working capital
Prepayment	U.S.$+Libor	3.64%	—	11,706	Dec-2019	Working capital
	100% Libor	2.90%	80,932	—	Nov-2021	Working capital
	100% Libor 0,76%	2.72%	40,474	—	Oct-2020	Working capital
Debentures	IGPM + 6,10%	10.59%	240,900	228,010	May-2028	Working capital
	IPCA + 5.57%	9.84%	108,133	203,613	Sep-2020	Working capital
	IPCA + 7.14%	11.47%	318,412	305,894	Dec-2020	Working capital
	IPCA + 7.48%	11.82%	286,271	275,014	Dec-2022	Working capital
	IPCA + 7.36%	11.70%	94,367	90,656	Dec-2025	Working capital
	IPCA + 5.87%	10.15%	859,996	767,638	Dec-2023	Working capital
	IPCA + 4.33%	8.54%	431,817	414,583	Oct-2024	Working capital
	IPCA + 4.68%	8.91%	570,098	—	Feb-2026	Working capital
	IPCA + 4.50%	8.72%	668,034	—	Feb-2029	Working capital
	IPCA + 3,90%	8.10%	895,249	—	Oct-2029	Working capital
	IPCA + 4,00%	8.20%	219,466	—	Oct-2029	Working capital
	106 % of CDI	5.73%	1,727,459	—	Feb-2021	Acquisition
	128 % of CDI	8.26%	—	501,064	Feb-2019	Working capital
	100% CDI + 0,50%	4.92%	2,015,251	—	Oct-2022	Working capital
	CDI + 0.90%	5.30%	—	43,471	Sep-2019	Working capital

			25,339,619	17,802,481

Consolidated Debt			29,052,215	22,574,313

Current			3,518,225	2,115,305

Non-current			25,533,990	20,459,008

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company used the annual average rate of the Interbank Deposit Certificate (“CDI”) of 4.40% and Long-term Interest Rate (“TJLP”) of 5.57%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2019	December 31, 2018
13 to 24 months	1,813,849	2,113,502
25 to 36 months	3,240,861	1,310,790
37 to 48 months	2,294,198	1,201,227
49 to 60 months	5,032,388	2,429,146
61 to 72 months	2,520,671	5,783,465
73 to 84 months	456,983	2,332,961
85 to 96 months	3,821,149	475,964
Thereafter	6,353,891	4,811,953

	25,533,990	20,459,008

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2019	December 31, 2018
Brazilian reais (R$)	12,360,023	8,424,370
U.S. dollar (U.S.$)	16,165,603	13,586,899
British pound (GBP)	443,500	563,044
Euro (EUR)	83,089	—

	29,052,215	22,574,313

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

At December 31, 2019, all dated debts denominated in U.S. dollar, in the subsidiaries, have currency risk protection through derivatives (Note 5.9), except for perpetual notes. For the Fifth Issuance of debentures denominated in Brazilian reais of the Comgás, a derivative operation was carried out in which its future cash flow was protected, and the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” interest rate risk was changed by percentage of the CDI.

Below are the movements that occurred for the year ended December 31, 2019:

At January 1, 2018	21,688,946

Raised	3,685,290
Repayment of principal	(5,301,421)
Payment of interest	(1,454,712)
Interest, exchange rate and fair value	3,956,210

At December 31, 2018	22,574,313
Raised	9,352,123
Repayment of principal	(4,422,026)
Payment of interest	(1,384,184)
Interest, exchange rate and fair value	2,931,989

December 31, 2019	29,052,215

a) Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On December 31, 2019, the balance of bank guarantees contracted was R$532,558 and R$1,387,627 with an average cost of 0.99% p.a. and 0.86% p.a., respectively (R$1,195,048 and R$2,475,175 as of December 31, 2018).

b) Available credit line

As of December 31, 2019, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$ 1,946,195 (R$ 2,108,824 on December 31, 2018).

At December 31, 2019, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$ 501,000 in December 31, 2019 and 2018.

The use of these credit lines is subject to certain contractual conditions.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

c) Financial covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 3rd Issue - Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
	Short-term indebtedness / Total indebtedness cannot exceed 0.6	0.16
Debenture 4th Issue - Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
	Short-term indebtedness / Total indebtedness cannot exceed 0.6	0.16
Debenture 5th Issue - Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 6th Issue - Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 7th Issue - Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 8th Issue - Comgás	Net onerous debt / EBITDA subsidiary cannot exceed 4.00	1.43
Debenture 2nd Issue - Cosan S.A.	Net debt / EBITDA subsidiary not higher than or equal to 4.5	1.8
Senior Notes Due 2024 – Cosan Limited	Pro forma(i) / EBITDA pro forma not higher than or equal to 3.5	2.3
Senior Notes Due 2024 – Rumo S.A.	Net debt / EBITDA subsidiary not higher than or equal to 4.0	2.2
Senior Notes Due 2025 - Rumo S.A.	Net debt / EBITDA subsidiary not higher than or equal to 4.0	2.2
Senior Notes 2027 - Cosan S.A.	Net debt (i)|(ii) / EBITDA subsidiary not higher than or equal to 3.5	1.8
Senior Notes Due 2029 – Cosan Limited	Pro forma(i) / EBITDA pro forma not higher than or equal to 3.5	2.3
BNDES – Rumo S.A.	Net Financial Debt / EBITDA subsidiary not higher than or equal 4.0x in December 2019	2.06
BNDES – Rumo S.A.	EBITDA subsidiary / Consolidated Financial Result not higher than or equal 1.40x in December 2019	2.68

(i)	Net debt and EBITDA pro forma, including joint ventures numbers;
(ii)	The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

For the other loans, borrowings and debentures of the Company there are no financial clauses.

At December 31, 2019, the Company and its subsidiaries were in compliance with all debt financial covenants.

d) Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 21.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

5.6	Leases

Accounting policy

Accounting policies applicable from January 1, 2019

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

i.   fixed payments, including fixed payments in essence;

ii.  variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;

iii.   amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and

iv.   the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

To determine the incremental borrowing rate, the Company:

i.   where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

ii.  uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third party financing; and

iii.   makes adjustments specific to the lease, e.g. term, country, currency and security.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of warehouses, retail stores and equipment, the following factors are normally the most relevant:

•  If there are significant penalties to terminate (or not extend), the group is typically reasonably certain to extend (or not terminate).

•  If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•  Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Company could replace the assets without significant cost or business disruption.

Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

When the lease liability is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in the income statement if the carrying amount of the right-of-use asset has been reduced to zero.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Accounting policies applicable before January 1, 2019

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

a)  Finance leases

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The balance sheet shows the following amounts relating to leases:

	Finance leases	Operating leases	Total
At January 1, 2018	944,138	—	944,138
Recognition of interest	144,763	—	144,763
Payment of principal	(384,752)	—	(384,752)
Payment of interest	(150,799)	—	(150,799)

At December 31, 2018	553,350	—	553,350

Initial recognition of IFRS 16	—	1,469,959	1,469,959
At January 1, 2019	553,350	1,469,959	2,023,309
Additions	—	2,777,275	2,777,275
Recognition of interest	81,982	430,982	512,964
Transfer of liabilities(i)	—	(117,428)	(117,428)
Payment of principal	(132,100)	(291,723)	(423,823)
Payment of interest	(73,641)	(175,684)	(249,325)
Contracts monetary correction	—	71,916	71,916

At December 31, 2019	429,591	4,165,297	4,594,888

Current	97,242	445,233	542,475
Non-current	332,349	3,720,064	4,052,413

	429,591	4,165,297	4,594,888

(i)	Transfer of installments under judicial discussion to lease and concessions (Note 11).

The lease agreements have varying expirations, with last due to expire in June 2049. The amounts are adjusted annually for inflation rates (IGP-M or IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

The Company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Company’s treasury function.

In addition to the payment and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income during the year ended December 31, 2019 were recorded for other lease agreements that were not included in the measurement of lease liabilities:

December 31, 2019
Variable lease payments not included in the measurement of lease liabilities	10,691
Expenses relating to short-term leases	37,143
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	348
48,182

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

5.7	Trade payables

Accounting policy Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	December 31, 2019	December 31, 2018
Materials and service suppliers	1,356,978	1,073,227
Natural gas suppliers	815,798	838,105
Fuels and lubricants suppliers	370	1,367
Other	17,118	11,221

	2,190,264	1,923,920

Comgás, a subsidiary of the Company, has entered into natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”) and Gas Brasiliano Distribuidora S.A. (“Gas Brasiliano”) which contain the following conditions:

•	Contract with Petrobras entered into in January 2008 and due to expire in December 2021 providing for the delivery of 5.22 million m³/day of Brazilian-sourced natural gas (“Firme Nacional”).

•	Contract with Petrobras started in January 2020, effective until December 2023, and with a daily contractual amount of national gas of 4.62 million m³/day, called NMG.

•	Contract with Petrobras entered into in June 1999 and due to expire in June 2021 providing for the delivery of 8.10 million m³/day of Bolivian-sourced natural gas (“TCQ”).

•

Gas contract entered into as part of the Priority Thermoelectric Program (“PTP”) with Petrobras for the supply of 0.3 million m³/day to Ingredion Brasil Ingredientes Industriais Ltda., due to expire on March 31, 2023.

•

Contract with Gas Brasiliano entered into in April 2008 and due to expire on March 26, 2019 with a contracted average monthly volume of 0.760 million m³ and contracted annual volume of 9.12 million m³.

The contracts for the supply of natural gas, TCQ, have the price composed of two installments (molecule and transport): one indexed to a basket of fuel oils in the international market and adjusted quarterly; and another adjusted annually based on local inflation. The price of the NMG contract is indexed to Brent, with a quarterly adjustment, and the transport portion follows the same rationale as the TCQ contract, with an annual adjustment based on the IGP-M.

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

The shareholders’ agreement has exit clauses, in which the Company may repurchase these interests and for the reason was recorded a financial liability and amount of R$2,000,000 plus interest minus dividends from Joint Ventures considered as repayments.

The Company will be required to pay investors if they exercise the option to sell the investment in 2021.

Below the movement of the obligation with preferred shareholders:

At January 1, 2018	1,442,680
Dividend distribution	(422,639)
Monetary variation	77,449

At December 31, 2018	1,097,490
Dividend distribution	(535,832)
Monetary variation	49,879

At December 31, 2019	611,537

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

5.9	Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting exercise. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

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

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140%.

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Exchange rate derivatives
Forward agreements	1,542,535	907,832	(30,784)	1,719
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,633,796	2,114,926	692,642	394,497
Swap agreements (exchange and interest rate)	10,888,474	11,896,908	3,081,501	2,126,927
	13,522,270	14,011,834	3,774,143	2,521,424
Total financial instruments			3,743,359	2,523,143

Assets			3,824,410	2,548,857
Liabilities			(81,051)	(25,714)

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

		Book value		Accumulated fair value adjustment
	Notional	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Loans, financing and debentures Designated items
Debenture 3rd issue—3rd series (Comgás)	79,299	(108,133)	(203,613)	(14,822)	(34,040)
Debenture 5th issue—single series (Comgás)	684,501	(859,996)	(767,638)	(90,110)	(80,532)
Senior notes 2023 (Cosan S.A.)	403,070	(438,985)	(409,590)	(99,541)	(193,295)
Senior notes 2024 (Rumo S.A.)	3,023,025	(3,318,895)	(3,061,566)	(471,159)	(689,141)
Senior notes 2025 (Rumo S.A.)	2,015,350	(2,182,089)	(1,997,394)	(295,208)	(447,674)
Senior notes 2024 (Cosan)	806,140	(903,636)	(2,022,793)	(865,908)	(1,541,898)
Total debt	7,011,385	(7,811,734)	(8,462,594)	(1,836,748)	(2,986,580)
Derivative financial instruments Hedge instruments
Debenture 3rd issue swaps—3rd series (Comgás)	(79,299)	24,842	41,286	5,510	11,488
Debenture 5th issue swaps—single series (Comgás)	(684,501)	175,262	86,679	88,583	42,248
Senior swaps notes 2023 (Cosan S.A.)	(403,070)	418,340	311,937	128,357	121,350
Senior swaps notes 2024 (Rumo S.A.)	(3,023,025)	989,022	486,944	340,264	486,944
Senior swaps notes 2025 (Rumo S.A.)	(2,015,350)	479,481	243,790	201,679	243,790
Senior swaps notes 2024 (Cosan)	(806,140)	2,156,068	1,344,589	805,312	988,806
Derivative total	(7,011,385)	4,243,015	2,515,225	1,569,705	1,894,626
Total	—	(3,568,719)	(5,947,369)	(267,043)	(1,091,954)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

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

Specific valuation techniques used to value financial instruments include:

i.   the use of quoted market prices;

ii.  the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices; and

iii.   for other financial instruments we analyze discounted cash flow.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	December 31, 2019	December 31, 2018
Senior notes 2023	Cosan S.A	101.46%	96.86%
Senior notes 2024	Rumo S.A	107.90%	104.27%
Senior notes 2024	Cosan Limited	105.18%	98.55%
Senior notes 2025	Rumo S.A.	107.27%	94.94%
Senior notes 2027	Cosan S.A.	109.18%	101.15%
Senior notes 2029	Cosan Limited	104.48%	—
Perpetual notes	Cosan S.A.	104.06%	101.21%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		December 31, 2019
	Note	December 31, 2019	December 31, 2018	Level 1	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	3,279,170	1,600,590	—	3,279,170	—	1,600,590	—
Marketable securities	5.2	3,115,503	4,202,835	—	3,115,503	—	4,202,835	—
Other financial assets		134,637	—	134,637	—	—	—	—
Derivate financial instruments	5.9	3,824,410	2,548,857	—	3,824,410	—	2,548,857	—

Total		10,353,720	8,352,282	134,637	10,219,083	—	8,352,282	—

Liabilities
Loans, borrowings and debentures		(16,370,166)	(12,569,126)	—	(16,245,132)	—	(12,569,126)	—
Contingent consideration(i)		(184,370)	(202,365)	—	(158,251)	(26,119)	(129,013)	(73,352)
Derivative financial instruments	5.9	(81,051)	(25,714)	—	(81,051)	—	(25,714)	—

Total		(16,635,587)	(12,797,205)	—	(16,484,434)	(26,119)	(12,723,853)	(73,352)

(i)

Composed of: (i) consideration payable related to the intangible asset of the contract with ExxonMobil in the amount of R$158,261 (level 2); and (ii) a variable contingent consideration payable of R$26,119 (level 3), which considers the present value of the expected payment discounted, using a risk-adjusted discount rate. The expected payment is determined considering the most likely scenario of revenues and projected EBITDA, which in turn determine the cash generation capacity. Significant unobservable inputs are the forecast annual revenue growth rate, EBITDA margin forecast and the 9.8% risk-adjusted discount rate.

The table below shows the movements in the items of level 3:

At January 1, 2018	116,134
Addition	4,242
Principal amortization	(61,847)
Interest and exchange variation	14,823

At December 31, 2018	73,352
Addition	21,206
Principal amortization	(63,686)
Interest and exchange variation	(4,753)

At December 31, 2019	26,119

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

6	Other tax receivables

Accounting policy

Tax assets primarily include (i) tax effects which are recognized in the consolidated statement of profit or loss when the asset is sold to a third-party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

	December 31, 2019	December 31, 2018
COFINS-Revenue tax (i)	706,165	646,135
ICMS-State VAT	602,127	575,494
PIS-Revenue tax (i)	150,099	169,460
ICMS CIAP-State VAT	141,514	183,845
Credit installment	41,516	40,261
Other	35,591	32,496

	1,677,012	1,647,691
Current	950,246	796,199

Non-current	726,766	851,492

(i)

On March 15, 2017, in case that sets a judicial precedent, the Brazilian Federal Supreme Court (Supremo Tribunal Federal) or “STF,” granted Extraordinary Appeal 574,706 against a decision that required the exclusion of ICMS in the calculation of the tax basis of PIS and COFINS. Therefore, the amounts refer mainly to credits generated by excluding ICMS from the PIS and COFINS calculation basis. In 2018, the Company had already recognized credits related to periods after March 2017, based on the decision rendered on that date by the STF, in Extraordinary Appeal 574,706. In addition, the amounts related to the prior periods for the group companies with favorable final decisions for the referred subject. It should be noted that the amounts informed in the table above includes R$188,216 from Comgás subsidiary, whose PIS and COFINS credit is part of the regulatory plan of accounts. Thus, after a final favorable court decision, the mentioned credit will be reversed in favor of the customers by tariff reviews.

In 2019, R$155,218 was accounted in the Cosan S.A. subsidiary, as other recoverable taxes (partially already realized), with a counterpart of R$101,179 as other income (Note 19) and R$54,039 as a financial income (Note 20). See below:

a) R$75,699 (R$60,941 as other income and R$14,758 as financial income), referring to the credit based on final court decision to exclude the ICMS on PIS and COFINS calculation basis, on June 7, 2019, back to 2003; and

b) R$79,519 (R$40,238 as other income and R$39,281 as financial income), referring to the complementary credit calculated for its subsidiary CLE, mainly associated with Hydrated Alcohol (product subject to the tax agenda) for the period between October 2008 and March 2011, which, under the contract, is the Company’s right.

In addition, R$135,268 were recognized by equity method, reaching a total credit of R$290,486 derived from the exclusion of ICMS on the calculation basis of PIS and COFINS.

The subsidiary Rumo S.A. recognized an amount of R$40,477, referring to PIS and COFINS credits (Note 19) and are recorded in the “Recovery of tax credits” account.

Besides, R$ 23,773 were also recognized in the Comgás, related to PIS and COFINS credits on inputs (Note 19). There is still an approximate amount of R$687,478, resulting from the period prior to the STF decision and without final judgment, which remains a contingent asset.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

7	Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, less estimated completion costs and estimated costs necessary to make the sale). The cost of finished and under construction products comprises direct materials, direct labor and an adequate proportion of variable and fixed overheads, the latter being allocated based on normal operational capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for the risks associated with the realization and sale of inventories due to obsolescence and measured at the net realizable value or the cost, whichever is less.

	December 31, 2019	December 31, 2018
Finished goods	457,447	389,896
Spare parts and accessories	236,347	224,005
Raw material for construction process	55,347	45,397
Warehouse and other	31,287	50,768
Fuels and lubricants	6,894	6,224

	787,322	716,290

8	Investments in associates

8.1	Investments in subsidiaries and associates

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Cosan’s subsidiaries are listed below:

	December 31, 2019	December 31, 2018
Directly owned subsidiaries
Cosan Logística S.A.	73.49%	72.50%
Cosan S.A.	64.59%	60.25%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A. (i)	47.62%	—
Interest of Cosan S.A. in its subsidiaries
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (ii)	100.00%	100.00%
Distribuidora de Gás Participações S.A. (iii)	100.00%	—
Companhia de Gás de São Paulo – COMGÁS	99.15%	80.12%
Payly Soluções de Pagamentos S.A. (iv)	75.00%	100.00%
Cosan Lubes Investments Limited	70.00%	100.00%
Rumo S.A.	1.71%	1.71%
Cosan Logística S.A.	0.10%	0.10%
Cosan Biomassa S.A. (v)	—	81.50%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Cosan Cinco S.A.	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Moove Lubricants Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Cosan Lubrificantes S.R.L.	100.00%	100.00%
Lubrigrupo II - Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
TTA – SAS Techniques et Technologie Appliquées	75.00%	75.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	—
Elevações Portuárias S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%

(i)	Company acquired on August 31, 2019 for R$5,000.

(ii)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. The subsidiaries have the financial support of the Company.

(iii)	Currently known as Compass Gás e Energia S.A. (See Note 25).

(iv)

On September 2, 2019, Cosan S.A. disposed of 25% of the share capital of Payly to Manzat Inversiones AUU S.A. (“Manzat”) for R$11,215 and entered into an investment agreement with Manzat in relation to Payly.

(v)

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia (Note 24). The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Set out below are the associates as at December 31, 2019, which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends (ii)	Increase/ reduction of capital	Other	At December 31, 2019
Tellus Brasil Participações S.A.	101,109	4,667	—	—	(3,434)	—	—	102,342
Novvi Limited Liability Company (i)	13,449	168	—	(136)	—	—	(13,481)	—
Janus Brasil Participações S.A.	93,821	5,213	—	—	(4,060)	31,113	—	126,087
Radar Propriedades Agrícolas S.A.	59,584	1,475	—	142	(1,341)	—	—	59,860
Radar II Propriedades Agrícolas S.A.	32,236	1,528	—	27	(1,816)	—	—	31,975
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	—	—
Other	49,111	17,389	5,655	—	(8,236)	—	(6,476)	57,443

	378,519	1,231	5,655	33	(18,887)	31,113	(19,957)	377,707

(i)	The Company decided to sell the Novvi subsidiary interest to Amyris, Inc, in order to increase the focus on its strategic businesses, on October 31, 2019.

(ii)	Dividends declared and unpaid in the amount of R$1,197 at Rumo’s subsidiaries.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	At January 1, 2018	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Increase/ reduction of capital	At December 31, 2018
Tellus Brasil Participações S.A.	98,723	5,618	—	(3,232)	—	101,109
Novvi Limited Liability Company	11,756	(524)	2,217	—	—	13,449
Janus Brasil Participações S.A.	51,426	9,142	—	(4,386)	37,639	93,821
Radar Propriedades Agrícolas S.A	57,532	2,528	202	(678)	—	59,584
Radar II Propriedades Agrícolas S.A	31,126	1,634	42	(566)	—	32,236
Usina Santa Luiza S.A.	4,389	22,987	—	—	1,833	29,209
Other	52,797	3,681	741	(8,108)	—	49,111

	307,749	45,066	3,202	(16,970)	39,472	378,519

Financial information of associates:

	December 31, 2019				December 31, 2018
	Assets	Liabilities	Shareholders’ equity	Profit for the year	Assets	Liabilities	Shareholders’ equity	Profit for the year
Radar Propriedades Agrícolas S.A.	2,259,400	(309,910)	1,949,490	58,709	2,240,694	(302,946)	1,937,748	100,628
Radar II Propriedades Agrícolas S.A.	821,183	(19)	821,164	50,920	829,739	(18)	829,721	54,509
Novvi Limited Liability Company	—	—	—	—	81,729	(6,255)	75,474	11,750
Tellus Brasil Participações Ltda.	2,137,559	(136,375)	2,001,184	91,431	2,097,536	(120,783)	1,976,753	110,185
Janus Brasil Participações S.A.	2,632,321	(160,167)	2,472,154	97,652	1,981,825	(142,347)	1,839,478	133,134
Usina Santa Luiza S.A.	—	—	—	—	110,629	(22,993)	(87,636)	(74,467)

8.2	Non-controlling interests in subsidiaries

Accounting policy

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non–controlling shareholders	Non–controlling interest
Comgás	132,520,587	1,124,363	0.85%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
CLI	34,963,764	10,489,129	30.00%
Cosan S.A.	394,210,000	139,589,761	35.41%
Cosan Logística S.A.	463,224,241	122,800,746	26.51%
Payly	44,861,170	11,215,293	25.00%
Sinlog Tecnologia em Logística S.A.	21,000	10,000	47.62%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted (Note 3.3)	Capital increase / (decrease)	Other	At December 31, 2019
Cosan S.A.	3,765,964	988,382	(849,033)	(94,672)	(203,977)	—	—	(1,789)	3,604,875
Cosan Logística	630,333	59,016	(21,187)	—	—	(37,370)	—	(607)	630,185
Comgás	987,358	40,455	(972,988)	(560)	(16,969)	—	(12,727)	—	24,569
CLI	—	18,715	451,267	516	—	—	—	—	470,498
Rumo S.A.	5,929,151	463,594	—	1,930	—	(340,050)	—	4,348	6,058,973
Logispot Armazéns Agrícolas S.A.	34,656	172	—	—	(610)	—	—	—	34,218
Other	7,491	6,698	4,567	866	(1,859)	—	789	(3,254)	15,298

	11,354,953	1,577,032	(1,387,374)	(91,920)	(223,415)	(377,420)	(11,938)	(1,302)	10,838,616

	At January 1, 2018	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted	Business combination	Other	At December 31, 2018
Cosan S.A.	3,795,050	632,964	(448,538)	(17,456)	(216,702)	(3,381)	—	24,027	3,765,964
Cosan Logística	607,284	20,538	404	875	—	(77)	—	1,309	630,333
Comgás	850,595	250,774	12,287	(6,418)	(118,945)	(1,280)	—	345	987,358
Rumo S.A.	5,732,763	197,616	—	7,999	(2,742)	—	—	(6,485)	5,929,151
Logispot Armazéns Agrícolas S.A.	34,588	90	—	—	(22)	—	—	—	34,656
Other	376	5,750	—	(795)	(5,039)	—	7,199	—	7,491

	11,020,656	1,107,732	(435,847)	(15,795)	(343,450)	(4,738)	7,199	19,196	11,354,953

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Summarized statement of financial position:

	Comgás		Cosan S.A.		Cosan Logística S.A.		Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Current
Assets	2,792,056	3,223,524	5,704,933	2,076,250	4,396	7,147	1,302,485	297,823
Liabilities	(2,807,891)	(1,915,211)	(2,437,233)	(927,622)	(4,094)	(1,806)	(1,105,899)	(365,275)

Net current assets	(15,835)	1,308,313	3,267,700	1,148,628	302	5,341	196,586	(67,452)
Non-current
Assets	9,246,044	8,836,357	15,107,843	16,190,849	2,376,550	2,286,503	12,271,883	10,928,252
Liabilities	(6,343,690)	(4,981,805)	(7,821,809)	(7,410,762)	—	—	(4,124,193)	(2,832,600)

Net non-current assets	2,902,354	3,854,552	7,286,034	8,780,087	2,376,550	2,286,503	8,147,690	8,095,652
Equity	2,886,519	5,162,865	10,553,734	9,928,715	2,376,852	2,291,844	8,344,276	8,028,200

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Profit before taxes	2,548,401	1,190,893	1,606,191	213,937	74,643	(78,218)
Income tax expenses	(134,017)	(10,342)	(290,867)	—	—	(1,297)
Profit (loss) for the year	2,414,384	1,180,551	1,315,324	213,937	74,643	(79,515)
Other comprehensive income (loss)	(253,507)	(40,348)	179,645	790	3,184	394

Total comprehensive income	2,160,877	1,140,203	1,494,969	214,727	77,827	(79,121)

Comprehensive income attributable to non-controlling interests	765,167	606,490	622,254	56,924	21,395	(21,707)
Dividends paid	389,256	446,295	376,679	—	—	—

	Comgás			Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Net sales	9,514,222	6,840,011	5,537,857	596,415	645,088	734,84
Profit before taxes	1,993,963	1,799,963	795,629	779,228	285,887	(293,290)
Income tax expenses	(626,784)	(540,995)	(235,972)	(991)	(21,530)	32,483
Profit (loss) for the year	1,367,179	1,258,968	559,657	778,237	264,357	(260,807)
Other comprehensive income (loss)	—	(32,300)	(15,585)	2,716	11,182	1,383

Total comprehensive income	1,367,179	1,226,668	544,072	780,953	275,539	(259,424)

Comprehensive income attributable to non-controlling interests	10,967	243,835	109,501	558,616	192,368	(185,566)
Dividends paid	2,010,101	756,767	1,121,407	4,233	3,346	—

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Summarized statements of cash flows:

	Cosan S.A.			Cosan Logística S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Net cash generated by (used in) operating activities	122,639	1,114,880	98,643	(2,561)	(2,688)	(3,481)
Net cash generated by (used in) investing activities	3,500,958	1,097,236	1,126,170	381	382	(748,482)
Net cash provided by (used in) financing activities	(1,060,967)	(1,428,044)	(2,147,738)	—	2,584	753,853

Increase (decrease) in cash and cash equivalents	2,562,630	784,072	(922,925)	(2,180)	278	1,890
Cash and cash equivalents at the beginning of year	928,077	144,005	1,066,930	2,183	1,905	15

Cash and cash equivalents at the end of year	3,490,707	928,077	144,005	3	2,183	1,905

	Comgás			Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2019	December 31, 2018	December 31, 2017
Net cash generated by (used in) operating activities	2,512,303	1,573,171	1,637,103	197,313	166,085	(529,337)
Net cash generated by (used in) investing activities	202,037	(1,121,605)	(634,776)	(929,861)	32,164	(1,434,807)
Net cash provided by (used in) financing activities	(2,233,548)	(1,576,470)	(1,383,142)	1,432,659	(198,584)	1,962,035

Increase (decrease) in cash and cash equivalents	480,792	(1,124,904)	(380,815)	700,111	(335)	(2,109)
Cash and cash equivalents at the beginning of year	602,618	1,727,520	2,108,336	595	930	3,039

Cash and cash equivalents at the end of year	1,083,410	602,616	1,727,521	700,706	595	930

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Corporate transactions during the year ended December 31, 2019:

•

On June 30, 2019, Cosan S.A. concluded the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 22,597,886 preferred shares were acquired by Cosan S.A. in the tender offer at a price of R$82.00 per share, representing approximately 17.11% of Comgás’s capital stock. As a result, Cosan S.A.’s interest in Comgás increased from 94.88% prior to this tender offer to 97.23% following the conclusion of the tender offer.

On September 30, 2019, Cosan S.A. concluded the tender offer for acquisition of common shares issued by Comgás. A total of 2,527,682 common shares of Comgás were acquired by Cosan S.A. in the tender offer at a price of R$83.16 per preferred share, representing approximately 1.92% of Comgás’s capital stock. As a result, Cosan’s interest in Comgás increased from 97.23% prior to the tender offer to 99.15% following the conclusion of the tender offer.

The Company disbursed R$2,066,105 and recognized R$1,091,753, recorded in the shareholders’ equity. This transaction also generated a loss of R$ 1,093,117 for non-controlling interest.

•	Investment agreement was entered into between CLI and CVC (Note 1)

9	Investments in joint ventures

Accounting policy

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies.

Cosan holds joint-control of Raízen Combustíveis and Raízen Energia by virtue of its 50% equity interest in both companies and the requirement of unanimous consent of all shareholders on the decisions related to significant activities. Investments were classified as jointly-owned subsidiaries and, therefore, the equity method is used for the years presented in these consolidated financial statements.

The two partners have direct rights over the assets of the company and are jointly and severally accountable for the liabilities incurred by the partnership.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%
At January 1, 2018	3,185,987	5,261,812	8,447,799
Interest in earnings of joint ventures	693,226	253,056	946,282
Other comprehensive (losses) income	8,358	(54,881)	(46,523)
Interest on capital	(88,200)	—	(88,200)
Changes in the accounting polices adopted by the Company	(1,258)	(82)	(1,340)
Dividends	(693,500)	(486,611)	(1,180,111)

At January 1, 2019	3,104,613	4,973,294	8,077,907

Interest in earnings of joint ventures (i)	1,223,557	(92,151)	1,131,406
Other comprehensive (losses) income	(4,770)	(192,470)	(197,240)
Interest on capital (ii)	(63,500)	—	(63,500)
Dividends (ii)	(1,047,299)	(352,314)	(1,399,613)

At December 31, 2019	3,212,601	4,336,359	7,548,960

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(i)

Includes amount of: (i) R$30,040, related to the effect of the adoption of IFRS 16 by the jointly-controlled subsidiaries, as described in Note 3.3; (ii) R$135,268 related to the recognition of exclusion of the ICMS from the PIS and Cofins basis; and (c) R$528,967 resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of this joint venture Rede Integrada de Lojas de Convenências e Proximidade S.A.

(ii)	Refers to the dividends proposed for the year. Dividends were received in the amount of R$1,462,625 (R$1,292,127 in 2018), as shown in the cash flow statements.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

According to the terms of the Joint Venture—Raízen, Cosan is responsible for legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and the Refinancing Program, or REFIS, recorded in “Other taxes payable.” In addition, Cosan granted Raízen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on December 31, 2019.

10	Property, plant and equipment, intangible assets, goodwill and right-of-use assets

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

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives, property, plant and equipment and right-of-use assets. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long term growth (ten years for all subsidiaries, except for Logistic and Comgás that consider the remaining period of their concession contracts) and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible change to a key assumption would cause harm. The main assumptions used to determine the recoverable value of the different cash-generating units to which goodwill is allocated are explained below.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

10.1	Property, plant and equipment

Accounting policy

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

Depreciation methods, such as useful lives and residual values, are reviewed at the end of each year, or when there is a significant change without an expected consumption pattern, such as a relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.3% to 8%
Permanent railways	3% to 4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Reconciliation of carrying amount:

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At January 1, 2018	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	565	8,702	42,031	—	2,181,586	9,662	2,242,546
Business combinations (ii)	—	—	—	—	—	5,699	5,699
Disposals	(4,183)	(25,421)	(189,143)	—	(1,538)	(43,155)	(263,440)
Transfers	155,699	173,251	560,265	991,023	(2,114,281)	78,624	(155,419)
Effect of exchange rate fluctuations	21,251	14,640	—	—	2,259	9,361	47,511

At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779
Transfers to right-of-use assets (iii)	(130,000)	(2,538)	(1,244,787)	—	—	—	(1,377,325)

At January 1, 2019	1,113,427	1,043,032	5,263,961	6,127,139	1,054,128	400,767	15,002,454
Additions	125	1,986	29,773	1,802	1,979,943	2,437	2,016,066
Disposals	(3,634)	(21,474)	(105,592)	—	(1,362)	(26,010)	(158,072)
Transfers	132,461	205,355	812,130	595,381	(1,525,318)	59,638	279,647
Effect of exchange rate fluctuations	3,903	3,070	—	—	1,634	939	9,546
Discontinued operation	(59,917)	(68,107)	—	—	—	(3,216)	(131,240)

At December 31, 2019	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401

Depreciation
At January 1, 2018	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(52,925)	(116,002)	(655,745)	(467,634)	—	(28,423)	(1,320,729)
Disposals	3,518	25,054	186,557	—	—	37,458	252,587
Transfers	(1,058)	2,609	4,933	33,343	—	(20,905)	18,922
Impairment	—	—	(33,808)	(22,896)	(10,842)	(4,186)	(71,732)
Effect of exchange rate fluctuations	(3,197)	(10,724)	—	—	—	(5,777)	(19,698)

At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)
Transfers to right-of-use assets (iii)	50,450	2,532	462,748	—	—	—	515,730

At January 1, 2019	(300,711)	(440,677)	(1,280,966)	(1,406,964)	(10,842)	(6,067)	(3,446,227)
Additions	(72,329)	(135,267)	(632,170)	(611,575)	—	(28,758)	(1,480,099)
Disposals	131	20,287	104,872	6	—	21,383	146,679
Transfers	3,546	(2,884)	(106,525)	(2,234)	3,972	(18,897)	(123,022)
Effect of exchange rate fluctuations	(549)	(672)	—	—	—	(666)	(1,887)
Discontinued operation	9,478	27,194	—	—	—	2,619	39,291

At December 31, 2019	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

At December 31, 2019	825,931	631,843	4,085,483	4,703,555	1,502,155	404,169	12,153,136

(i)	On December 31, 2019 and 2018, wagons and locomotives in the amount of R$745,203 were pledged to guarantee bank loans (Note 5.5).
(ii)	The amount of R$861,595 was transferred to the right-to-use assets, where R$1,377,325 refers to cost and R$515,730 to accumulated depreciation due to the adoption of IFRS 16.
(iii)	Property, plant and equipment acquired on the acquisition of the full control of the companies as detailed in Note 1.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

10.2	Intangible assets and goodwill

Accounting policy

a) Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations. Goodwill is measured at cost less accumulated impairment losses.

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

The intangible asset comprises: (i) the concession right recognized upon the business combination of Comgás, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the ARSESP to determine the basis for measuring the tariff for rendering the services under the concession.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the ARSESP provisions.

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

Amortization recognized during the year is allocated to the relevant functions in the income statement.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At January 1, 2018	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	412,053	—	—	77,931	76,642	566,626
Business combinations(i)	(6,878)	—	—	—	136,626	32,936	162,684
Disposals	—	(131,263)	—	(228,270)	(402,266)	(66,808)	(828,607)
Transfers	—	(82,174)	—	—	(74,632)	(110,531)	(267,337)
Effect of exchange rate fluctuations	38,227	—	—	13,673	15,817	11,002	78,719

At December 31, 2018	883,234	17,631,883	435,624	37,877	742,863	370,189	20,101,670
Additions	2,795	12,031	—	—	85,438	13,254	113,518
Disposals	—	(67,259)	—	—	(215)	(8)	(67,482)
Transfers	—	447,863	171	—	(704)	6,263	453,593
Effect of exchange rate fluctuations	18,948	—	—	8,293	1,709	(1,602)	27,348
Discontinued operation	—	—	—	—	—	(818)	(818)

At December 31, 2019	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829

Amortization
At January 1, 2018	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(472,939)	(11,740)	(22,827)	(105,773)	(62,285)	(675,564)
Disposals	—	94,133	—	228,270	400,679	65,971	789,053
Transfers	—	(360)	—	—	179,636	397	179,673
Impairment	—	—	—	—	—	(750)	(750)
Effect of exchange rate fluctuations	—	—	—	—	(1,735)	(3,837)	(5,572)
At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)
Additions	—	(515,615)	(11,766)	(9,201)	(95,034)	(33,813)	(665,429)
Disposals	—	14,747	—	—	162	8	14,917
Transfers	—	(8)	—	—	(3,626)	(2,379)	(6,013)
Effect of exchange rate fluctuations	—	—	—	—	2,668	(1,761)	907
Discontinued operation	—	—	—	—	—	583	583

At December 31, 2019	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)

At December 31, 2018	883,234	15,248,060	211,268	37,877	428,244	163,852	16,972,535

At December 31, 2019	904,977	15,139,819	199,673	36,969	418,642	143,579	16,843,659

(i)

The goodwill of the acquisitions, according to Note 1, is composed by: a) Stanbridge from R$ 31,726; b) TTA from R$ 23,618; c) LubrigrupoII from R$ 6,856; and d) Moove Corp from R$ 67,548. Additionally, goodwill from the acquisition of Stanbridge (preliminarily allocated at the acquisition date in November 2017) was allocated to Customer relationships in 2018, in the amount of R$ 136,626.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2019, R$19,877 was capitalized at an average rate of 7.29% p.a. (R$9,917 and 8.94% p.a. on December 31, 2018).

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	December 31, 2019	December 31, 2018
Comgás(i)	Concession term	8,129,822	8,128,992
Rumo(ii)	Concession term	7,009,997	7,119,068

		15,139,819	15,248,060
Operating license for port terminal(iii)	3.70%	199,673	211,268
Trademarks:
Comma	Undefined	36,969	37,877

Customers relationship:
Comgás	20.00%	161,786	149,890
Moove	6.00%	256,856	278,354

		418,642	428,244
Other:
Software license	20.00%	81,669	79,118
Other		61,910	84,734

		143,579	163,852
Total		15,938,682	16,089,301

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079.
(iii)	Port operating license and customer relationships of Rumo S.A., from the business combination.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

c)	Impairment testing of cash-generating units (“CGU”) goodwill

•	Cosan Logística

The Company annually tests the recoverable amounts of goodwill arising from business combinations. Property, plant and equipment and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of analyzing impairment, concession contracts were defined as cash generating units, each registered with an individual company. The basis for annual assessment and testing on September 30, 2019.

During the year ended December 31, 2019, we did not identify any impairment indicators, so that no impairment test was necessary for property, plant and equipment and intangible assets with a defined useful life, except for the cash-generating unit represented by the Rumo Malha Oeste S.A. (“Malha Oeste”) concession, which presents negative results with low cash generation.

The recoverable amount for fixed assets of this cash-generating unit was determined using the discounted cash flow method of the cash-generating unit.

The main assumptions used were (i) EBITDA projected for the cash generating unit, with no increase in volume transported, in the remaining term of the concession, and (ii) the discount rate (wacc) of 9% per year, before the taxes. The calculation resulted in a recoverable amount of R$109,000, compared to a book value of R$99,000, which includes property, plant and equipment and intangible assets.

The balance of goodwill recorded by the Company is associated with the port and terminal lifting operation, so this cash-generating unit needs to be tested annually.

The recoverable value of this cash-generating unit was determined by the net sale value of the unit, using the EBITDA multiples technique, a technique considered level 3 in the hierarchy of fair value estimates.

The main assumptions used were (i) EBITDA generated by the cash-generating unit in 2019, and (ii) average of the multiples practiced by market agents for companies (10.9x) in the sector in which the Company operates. The calculation resulted in a recoverable amount of R$2,183,000, compared to a book value of R$819,039, which includes property, plant and equipment and intangible assets.

The determination of the recoverability of the assets depends on certain key assumptions, as previously described, which are influenced by the market, technological and economic conditions prevailing at the time when this recovery is tested and, therefore, it is not possible to determine whether new losses due to recovery reduction will occur in the future and, if they occur, whether they would be material. The amount of goodwill tested at Cosan Logística is R$100,451.

•	Cosan S.A.

The main assumptions used mainly consider the expectation of growth of the operations based on the gross domestic product (produto interno bruto, or “PIB”), or GDP,” segmented by country, as well as considering the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectation of the price of sales of commodities, using discount rates that reflect specific business-related risks.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

All of these future cash flows were discounted at a rate of 9.0% (weighted average cost of capital) and a growth rate of 3.4% from 2030, reflecting specific risks related to the relevant assets in its cash generating unit.

An increase of 6.3% in the discount rate should change so that the estimated recoverable amount is equal to the book value. The U.S. dollar has an impact on projections and, therefore, a fluctuation of in exchange rate would have an effect on the estimate.

As of December 31, 2019, no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological and economic conditions in place at the time that such recovery is tested, and therefore, it is not possible to determine whether new reduction losses of recovery will occur in the future and, if they occur, whether these would be material. The amount of goodwill tested at Cosan S.A is R$801,731.

10.3	Right-of-use assets

Accounting policy

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Right-of-use assets are measured at cost comprising the following:

i.	the amount of the initial measurement of lease liability;

ii.	any lease payments made at or before the commencement date less any lease incentives received;

iii.	any initial direct costs; and

iv.	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

As mentioned in the operational context, the Company signed the concession contract for Malha Central, which guarantees the right to operate the railroad network for a period of 30 years, counting from the date of signature occurred on July 31, 2019. Corrected in accordance with contractual parameters, the auction amount was recorded as right-to-use railway infrastructure in the amount of R$2,904,778. The lease liability in the amount of R$2,759,539 represents the present value of future installments, using the incremental rate of the contract. The auction provided for a 5% cash payment in the amount of R$145,239. This transaction is the main addition to the exercise, as we can see in the transaction charts:

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost
Initial recognition of IFRS 16	100,615	8,630	41,884	66,931	13,085	792,615	1,023,760
Transfers from property, plant and equipment and other assets(i)	130,000	2,538	1,244,787	—	—	50,168	1,427,493

At January 1, 2019	230,615	11,168	1,286,671	66,931	13,085	842,783	2,451,253
Additions	7,073	3,045	1,004	—	732	2,904,778	2,916,632
Contractual adjustments	9,883	(956)	712	—	442	54,828	64,909
Transfers	327	(2,539)	(249,746)	—	—	1,565	(250,393)
Currency translation adjustments	(468)	—	—	—	—	—	(468)

At December 31, 2019	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933

Amortization
Transfers from property, plant and equipment(i)	(50,450)	(2,532)	(462,748)	—	—	—	(515,730)
Impairment(ii)	—	—	—	—	—	(131,541)	(131,541)

At January 1, 2019	(50,450)	(2,532)	(462,748)	—	—	(131,541)	(647,271)

Additions	(21,282)	(3,074)	(9,018)	(7,594)	(6,459)	(118,915)	(166,342)
Transfers	(7,233)	2,532	106,109	—	2	—	101,410

At December 31, 2019	(78,965)	(3,074)	(365,657)	(7,594)	(6,457)	(250,456)	(712,203)

At January 1, 2019	180,165	8,636	823,923	66,931	13,085	711,242	1,803,982

At December 31, 2019	168,465	7,644	672,984	59,337	7,802	3,553,498	4,469,730

(i)

Refers to transfers of property, plant and equipment in the amount of R$1,377,325 (Note 10.1) and R$50,167 corresponding to advances made at the beginning of the concession that were presented under other assets.

(ii)

The subsidiary Rumo Malha Oeste S.A. recorded a provision for impairment in the year ended December 31, 2018, limiting the balance of long-term assets to realizable value. Accordingly, the balance of the right-to-use assets recorded therein was subject to a provision for reduction to the net recoverable value in the initial registration

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

11	Concessions payable

Accounting policy

Rumo recognizes lease installments included in disputes with the grantor. The initial registration takes place at the amount of the installment at maturity, by transferring the “Leases” account. Subsequently, the values are corrected by Selic.

The concessions right is initially recognized with an intangible at cost (see Note 10.2), with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

	December 31, 2019			December 31, 2018
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul S.A.	—	36,621	36,621	60,761
Rumo Malha Paulista S.A.	—	20,003	20,003	45,892

	—	56,624	56,624	106,653
Court discussion
Rumo Malha Paulista S.A.	1,870,018	—	1,870,018	1,695,770
Rumo Malha Oeste S.A.	1,440,656	87,582	1,528,238	1,406,145

	3,310,674	87,582	3,398,256	3,101,915

Total	3,310,674	144,206	3,454,880	3,208,568

Current			9,847	28,797

Non-current			3,445,033	3,179,771

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Court Discussion:

The Company is challenging in court the economic and financial imbalance of certain Lease and Concession Agreements.

In April 2004, Rumo Malha Paulista S.A. (“Malha Paulista”) filed a Cautionary Action and, subsequently, a Declaratory Action before the Twenty-First Federal Court of Rio de Janeiro questioning the economic and financial imbalance of the Concession and Lease Contracts, due to the high disbursement that the company has with the payment of labor lawsuits and other costs involved, which are the responsibility of Rede Ferroviária Federal S.A., under the terms expressed in the bidding notice Malha Paulista requested the grant of an injunction to suspend the payment of lease contract, past due and maturities, as well as the offsetting of the credit balance resulting from labor fees paid by the Company with the amount charged by the Union. In April 2005, the injunction was granted, suspending the payment of the installments for 90 days, determining the realization of expertise. In July 2005, the suspension of the liability was extended for another 90 days. In September 2005, the injunction was revoked by the Regional Federal Court of Rio de Janeiro. In January 2006, a request was made to suspend the payment of installments, by means of a deposit. The amount related to the lease installments had been deposited in court until October 2007, when the Company obtained judicial authorization to replace the judicial deposits by bank guarantee letter. In October 2015, a decision was rendered that partially upheld the lawsuit recognizing the occurrence of economic and financial imbalance in the contracts, allowing the Company to offset part of the amounts claimed against the presented debt. As an appeal, the right to offset expenses with internal personnel was included and the correction of the amounts due by the IPCA-E was determined. Appeals are awaited by the Superior Courts. Nevertheless, the Company understands that any amount discussed in the process is liable to offset, due to the provision contained in clauses 7 and 10 of the Bidding Notice.

Management, supported by the opinion of its lawyers, assesses the chances of success as probable in relation to the value of the sentence and judgment rendered and as possible in relation to other amounts, but maintains the record of the debt as it is a contractual obligation.

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice–in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the second Region. The amount referring to the Company’s overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro) or “LFT.” In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the Federal Regional Court (Tribunal Regional Federal), or “TRF.”

Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company, and because the amount is still pending.

On January, 2020, ANTT deliberates to start an Administrative Ordinary Procedure in order to generate a conclusive report about the occurrence of alleged breaches of contract by Malha Oeste to declare or not the caducity of the Contract. The analysis will be done by a commission that will be indicated by ANTT, where it will be guaranteed the right of to due process.

Management, supported by the opinion of its lawyers, assesses the chances of success as possible.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Judicial deposits at December 31, 2019 and December 31, 2018 concerning the above claims totaled:

	December 31, 2019	December 31, 2018
Rumo Malha Paulista	119.806	119.806
Rumo Malha Oeste	21.703	20.690

	141.509	140.496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

11.1 Commitments

a)	Commitments for the acquisition of assets and regulatory targets

The balance of this account is considered as an asset or liability in accordance with the chart of accounts of the Regulatory. However, this account is excluded from the financial statements prepared in accordance with accounting practices adopted in Brazil and also IFRS, since its realization or settlement depends on future consumption by different consumers of the subsidiary Comgás. Therefore, the balances presented below are not recognized in the financial statements.

Regulatory assets (liabilities):

	December 31, 2019	December 31, 2018
Cost of gas to be recovered	427,335	504,175
Credits of taxes to be transferred	(431,900)	(252,816)

Total	(4,565)	251,359

Regulatory (liabilities) assets	(115,597)	672,810
Regulatory liabilities - Tax	(155,311)	(127,815)

	(270,908)	544,995
Monetary variation	38,757	3,713
Extemporaneous tax credit	(23,773)	(76,452)

	14,984	(72,739)

	(255,924)	472,256

b)	Commitments with supply contracts

Considering the current gas supply contracts, Comgás has a total financial commitment in an estimated present value of R$18,736,022, which amount includes the minimum established in contract in both commodity and transportation.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

12	Other taxes payable

Accounting policy The Company is subject to taxes, contributions and municipal, state and federal duties, in its respective jurisdictions.

	December 31, 2019	December 31, 2018
Tax amnesty and refinancing program—REFIS	213,360	216,984
ICMS – State VAT	161,254	96,793
COFINS – Revenue tax	84,953	47,017
PIS – Revenue tax	19,426	7,654
INSS – Social security	10,513	7,337
ISS – Service tax	6,753	4,666
IOF – Financial tax	309	1,318
Other	21,553	18,417

	518,121	400,186

Current	363,051	245,587

Non-current	155,070	154,599

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2019	December 31, 2018
13 to 24 months	5,654	14,658
25 to 36 months	4,936	11,532
37 to 48 months	4,486	11,214
49 to 60 months	3,225	11,214
61 to 72 months	136,558	11,175
73 to 84 months	48	8,301
85 to 96 months	48	8,301
Thereafter	115	78,204

	155,070	154,599

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

13	Income tax and social contribution

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

c)	Recoverability of deferred income tax and social contribution

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

d)	Tax exposure

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

a)	Reconciliation of income and social contribution tax expenses

	December 31, 2019	December 31, 2018	December 31, 2017
Profit before taxes	3,661,948	2,871,897	1,514,851
Income tax and social contribution nominal rate (34%)	(1,245,062)	(976,445)	(515,049)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	385,097	337,058	338,601
Differences in tax rates on losses of overseas companies	(78,026)	(12,423)	(89,070)
Granted income tax incentive	178,609	48,541	74,416
Share-based payment transactions	19,986	(1,363)	(4,022)
Interest on shareholders’ equity	(26,766)	(19,777)	(21,495)
Non-deductible expenses (donations, gifts, etc.)	(16,925)	(14,405)	(52,226)
Tax losses not recorded(i)	(69,335)	(134,401)	(161,992)
Goodwill amortization effect	1,271	1,853	1,853
Tax effects of discounts granted - PERT	—	218	(4,438)
Other	71,555	10,657	8,621

Income tax and social contribution expense - current and deferred	(779,596)	(760,487)	(428,355)

Effective rate - %	21.29%	26.48%	28.28%

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo S.A. which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	December 31, 2019	December 31, 2018
Assets credit of:
Income tax loss carry forwards	2,136,077	2,190,068
Social contribution tax loss carry forwards	779,252	801,866
Temporary differences
Foreign exchange—Loans and borrowings	921,811	789,220
Legal proceedings provision	305,473	396,577
Impairment provision	203,057	241,083
Provisions for employee benefits	214,496	175,178
Allowance for doubtful accounts	26,969	30,327
Regulatory asset (liability)	53,875	59,597
Impairment of tax credit	79,928	74,900
Share-based payment transactions	9,879	5,246
Profit sharing	63,987	51,601
Interest on preferred shareholders payable in subsidiaries	89,931	155,562
Property, plant and equipment—useful life review	408,581	277,925
Miscellaneous provisions	348,212	208,104
Other	112,240	67,991

Total	5,753,768	5,525,245
(-) Deferred taxes assets not recognized	(2,198,164)	(2,104,742)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	27,666	63,574
Tax deductible goodwill	(390,249)	(389,679)
Leases	(36,347)	(228,055)
Concession contract	—	(6,745)
Unrealized gains on derivatives instruments	(923,672)	(664,841)
Fair value option in loans	174,596	57,298
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,663,085)	(3,725,546)
Other	114,525	56,201

Total	(5,831,602)	(5,972,829)

Total of deferred taxes recorded	(2,275,998)	(2,552,326)

Deferred income tax—Assets	1,607,566	1,540,693

Deferred income tax—Liabilities	(3,883,564)	(4,093,019)

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

c)	Changes in deferred income tax

	Tax loss and negative basis	Post- employment obligations	Employee benefits	Provisions	Property	Other	Unregistered credits	Total
Assets
Balance on January 1, 2018	2,879,157	153,433	41,762	1,043,174	160,489	833,393	(1,831,832)	3,279,576
(Charged) / credited to the profit for the year	116,883	(8,717)	14,896	(92,183)	117,435	256,659	(122,368)	282,605
Other comprehensive income (loss)	(4,107)	30,461	189	—	—	(17,683)	—	8,860

Balance on December 31, 2018	2,991,933	175,177	56,847	950,991	277,924	1,072,369	(1,954,200)	3,571,041
(Charged) / credited to the result for the year	(76,604)	3,809	16,938	12,646	130,657	(5,667)	57,727	139,506
Other comprehensive income (loss)	—	35,510	81	—	—	(22,335)	—	13,256
Exchange differences	—	—	—	—	—	133,492	(2,827)	130,665

Balance on December 31, 2019	2,915,329	214,496	73,866	963,637	408,581	1,177,859	(1,899,300)	3,854,468

	Effects on the formation of joint ventures	Intangible	Unrealized income from derivatives	Leases	Fair value adjustment	Other	Unregistered credits	Total
Liabilities
Balance on January 1, 2018	(1,135,036)	(3,741,525)	(9,765)	(277,090)	23,855	(295,305)	(110,276)	(5,545,142)
(Charged) / credited to the profit for the year	—	15,979	(655,076)	49,035	33,443	18,661	(40,267)	(578,225)

Balance on December 31, 2018	(1,135,036)	(3,725,546)	(664,841)	(228,055)	57,298	(276,644)	(150,543)	(6,123,367)
Adjustment in the adoption of IFRS 16 (Note 3.3)	—	—	—	41,710	—	—	—	41,710

Balance on January 1, 2019	(1,135,036)	(3,725,546)	(664,841)	(186,345)	57,298	(276,644)	(150,543)	(6,081,657)
(Charged) / credited to the profit for the year	—	62,461	(258,831)	149,999	117,299	28,584	(175,814)	(76,302)
Discontinued operation	—	—	—	—	—	—	27,493	27,493

Balance on December 31, 2019	(1,135,036)	(3,663,085)	(923,672)	(36,346)	174,597	(248,060)	(298,864)	(6,130,466)

Total of deferred taxes recorded								(2,275,998)

d)	Realization of deferred income tax and social contribution

The company evaluated the recoverability of deferred taxes assets based on the generation of future taxable profits. The assumptions used to support the projection of future taxable profits includes (i) expectations of loading of sugar and grains, (ii) expectation of export volume; and (iii) macroeconomic factors. The Company expects to realize the full-deferred tax on tax losses and social contribution.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

14	Provision for legal proceedings and judicial deposits

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

Provisions for legal proceedings resulting from business combinations are estimated at fair value in the acquisition time.

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at December 31, 2019 and 2018 in respect of:

	Provision for legal proceedings		Judicial deposit
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Tax	589,180	534,131	476,706	460,484
Civil, environmental and regulatory	332,527	362,725	220,933	199,526
Labor	432,464	466,312	245,818	218,797

	1,354,171	1,363,168	943,457	878,807

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2018	501,247	375,561	471,349	1,348,157
Provisions	20,325	48,660	97,427	166,412
Settlement / Write-offs	(22,024)	(76,083)	(134,336)	(232,443)
Transfers	7,178	(7,178)	—	—
Monetary variation(i)	27,405	21,765	31,872	81,042

At December 31, 2018	534,131	362,725	466,312	1,363,168
Provisions	34,962	39,323	83,500	157,785
Settlement / Write-offs	(28,261)	(117,449)	(149,031)	(294,741)
Interest and exchange variation	48,348	47,928	31,683	127,959

At December 31, 2019	589,180	332,527	432,464	1,354,171

(i)	Includes interest reversal.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

a)	Probable losses

•	Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	December 31, 2019	December 31, 2018
Compensation with FINSOCIAL(i)	293,291	286,929
State VAT - ICMS credit(ii)	97,534	72,941
INSS - Social security(ii)	95,979	80,134
IPI - Excise tax credit - NT(iv)	53,693	28,931
PIS and COFINS	2,889	171
Federal income taxes	1,707	1,589
Other	44,087	63,436

	589,180	534,131

(i)

The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$293,291 as of December 31, 2019 and R$286,929 as of December 31, 2018. The risk of loss is classified as probable. No judicial deposits were made.

(ii)

The Company provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool.; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$97,534 as of December 31, 2019 and R$72,941 as of December 31, 2018.

(iii)

The amounts that have been provisioned are mainly related to social security contributions levied on company’s gross invoiced amounts, pursuant to Article 22-A of the 8.212/91 Law, which are being challenged on the grounds of constitutionality. Judicial deposits have been made monthly for the corresponding amounts.

(iv)

During the year ended December 31, 2019, the Company, through its subsidiary Cosan, recorded provision for lawsuits IPI Seletividade, related to period from November 1992 to December 1995, judged by the Brazilian Federal Supreme Court (“STF”), using the General Repercussion method (RE n º 592,145, item 080), in the amount of R$53,109, with unfavorable scenario for the Company.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

•

Civil, regulatory, environmental and other claims: Cosan, its subsidiaries and joint ventures are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2019 amounted to R$332,527 and R$362,725 as of December 31, 2018. As of December 31, 2019, R$220,933 in judicial deposits were made for civil and environmental claims, and this figure was R$199.526 as of December 31, 2018. Cosan S.A., its subsidiaries and joint ventures are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

•

Labor claims: Cosan, its subsidiaries and joint ventures are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2019 and 2018, amounted to R$432,464 and R$466,312, respectively, while judicial deposits for labor claims amounted to amounted to R$245,818 and R$218,797 as of December 31, 2019 and 2018, respectively.

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	December 31, 2019	December 31, 2018
Civil	3,493,260	3,258,113
Labor	968,426	990,913
Tax	11,382,113	11,485,863
Regulatory	860,025	699,301
Environmental	679,621	460,911

	17,383,445	16,895,101

•	Tax:

	December 31, 2019	December 31, 2018
Federal income taxes(ii)	3,619,834	3,372,743
ICMS - State VAT(i)	2,869,089	2,684,248
PIS and COFINS - Revenue taxes(iii)	1,529,885	1,408,519
IRRF - Withholding tax(iv)	1,030,981	982,134
Penalties related to tax positions(v)	483,577	449,039
IPI - Excise tax credit - NT(vi)	451,781	490,500
MP 470 - Tax installments(vii)	304,961	297,902
INSS - Social security and other(viii)	226,857	260,712
Compensation with IPI - IN 67/98(ix)	181,655	134,642
Goodwill Rumo(x)	83,734	529,788
Stock option(xi)	70,072	67,991
Financial transactions tax on loan(xii)	53,765	52,585
Foreign financial operation(xiii)	28,701	290,220
Other(xiv)	447,221	464,840

	11,382,113	11,485,863

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(i)	The Company, and its controlled companies, received assessment notices based on the following:

•	Tax benefits that arose from the deduction of goodwill amortization.

•

Exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation.

•	The subsidiary Comgás was known of the no recognition of the offsetting procedures made in 2015, using income taxes credits (IRPJ).

•	Isolated fine of 50%, resulting from non-homologation of compensations.

•

Tax assessments that require IRPJ and CSLL related to: (i) Malha Norte Goodwill: Tax assessment notices drawn up for the collection of IRPJ and CSLL, cumulated with interest for late payment and fines and isolated. In the opinion of the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S/A and Novoeste Brasil S/A. (i) GIF, TPG and Teaçu. Tax assessment notices issued for the collection of IRPJ and CSLL, plus a fine and default interest, as well as an isolated fine, for the following reasons: Deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S/A; Deduction, of the actual profit and the basis of calculation of CSLL, of the amount corresponding to the amortization of the goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo Logística S/A; (iii) Labor Provisions: In 2009, under the assumption that the Company would have excluded from the calculation of the actual profit and the adjusted basis of calculation of CSLL labor provisions. According to the tax authorities, the write-off of labor provisions was made by the Company without the individualization of the proceedings (provisions and reversals), which would impact on the tax calculation. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules regarding the addition and exclusion of provisions in the determination of IRPJ and CSLL.

(ii)	In summary, these demands relate basically:

•	Tax assessments issued against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and tolling partnership;

•

ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale or purchase the goods, which after the operation, had their tax registrations revoked;

•	Disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business.

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

•	ICMS related to the fiscal war between the states, tax substitution method and tax credits arising from the transfer of excess credits to its centralizing unit;

•

The subsidiary CLE has been discussing the “FEEF” (deposit of 10% of ICMS tax exempted by the use of tax benefits) on the industrialization and commercialization of lube oils, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under Law No. 7,248/2016, regulated by State Decree No. 45,810/2016. Judicial deposits made monthly for the supposed due amounts.

•

The State Tax Administration assessed the rail concessions for non-taxation of ICMS on invoices for the provision of rail freight services for export. There is a favorable position for taxpayers in the higher courts.

•

Levies of ICMS Mato Grosso State relative of notices (TADs) to require tax and fine of 50% of the value of operations, based on understanding that export operations done with the electronic documents of transportations (DACTEs) was canceled configuring it as improper according articles 35-A and 35-B State Law nº 7,098/98.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(iii)

Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10,637/2002 and 10,833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. Tax assessments to require PIS and COFINS relative to Rumo Malha Norte, Rumo Malha Sul and Rumo Malha Oeste concerning administrative disallowance for non-cumulative system relative to: a) credits issued untimly unattended of previous rectification of tax return; b) credits of expenses of mutual traffic contracts; c) non-comproved credits of expenses with services have classified as input material; d) company employees transportation expenses credits; e) electricity expenses credits; f) non-comproved equipment rental agreement and rental expenses credits; g) expenses in acquisition of machines, equipments and incorporated into company permanent assets credits.

(iv)

The subsidiary CLE discusses on judicial lebelthe withholding income tax on an alleged capital gain arising from the acquisition of assets of foreign companies. Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

(v)

The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(vi)

Tax claims filed by the Brazilian federal government regarding the tax on industrialized products (imposto sobre produtos industrializados), or “IPI,” mainly related to: (i) allegedly due as a result of the removal of certain types of sugar from 1995 to 1997 and from 1992 to 1997. Three of the lawsuits are pending judgment by the lower court, while two of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of the Company. In addition, to these tax claims, the Company is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI); and (ii) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(vii)

Brazilian federal tax authorities have partially rejected the Company’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Company’s carryforward losses are not sufficient to offset the relevant debts.

(viii)

The legal proceeding related to INSS payment involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of National Rural Apprenticeship Service (Serviço Nacional de Aprendizagem Rural), or “SENAR,” social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity and (c) requirement of social security contribution on stock purchase through stock option plans.

(ix)	Offsetting of IPI tax related to for sales of refined sugar according SRF Normative Instruction nº 67/98, which authorized the refunding of the tax paid from January 14, 1992 to November 16, 1997.

(x)

Tax assessment issued by the Brazilian Tax Authority in 2011, 2013 and 2019 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group; (c) supposed capital gain on disposal of equity interest in a Company of the same group in 2019. Contingency adjusted due to the partial success of administrative proceeding.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

(xi)

Tax assessments issued against the Rumo S.A for the collection of social security contributions (20% on the amount paid) of amounts related to the Stock Option Plan granted to employees, managers and third parties. The main reason for the assessment is the alleged remunerative nature.

(xii)

The Federal Tax Authority intends to make the incidence of financial transaction tax (imposto sobre operações financeiras), or “IOF,” on checking accounts maintained by the controlling company for its affiliates and other controlled companies prevail, which consists on the substantial share of the notice. The Tax Authority argues that the use of an accounting caption to indicate expense advances to affiliated companies, without a formal loan contract, characterizes the existence of a checking account, as the IOF should be calculated according to the specific rules of revolving credit operations. These discussions are still at the administrative level.

(xiii)

Tax assessment notices issued requiring additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper exclusion of financial costs arising from loans with foreign financial institutions from the corporate income tax and social contribution calculation basis, (b) improper exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from the corporate income tax and social contribution calculation basis (c) no inclusion, in the corporate income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper offsetting from corporate income tax and the social contribution calculation basis by using PIS and COFINS credits. Contingency adjusted due to the partial success of administrative proceeding.

(xiv)

Rumo Malha Sul submitted various compensation declarations (“DCOMP”) through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003.

•

Labor: One of Rumo’s subsidiaries, Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia Ltda. (“Prumo Engenharia”), Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages, as well as fines of R$15,000. However, any potential future loss on this lawsuit cannot result in the inclusion of Malha Paulista on the list maintained by the Brazilian Ministry of Labor of employers who engage in labor irregularities. Rumo appealed to the Regional Appeal Court, but the appeal was dismissed. Rumo appealed again to the Superior Labor Court and this appeal is currently pending.

c)	Contingent assets

The Company has indemnity claims whose realization of income is not virtually certain and, therefore represents contingent assets not recognized in financial statements. It is not yet possible to estimate of their financial effect.

15	Shareholders’ equity

a)	Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 13.

At December 31, 2019, Cosan Limited’s share capital is composed of the following:

Shareholders	Class A common shares	%	Class B common shares	%	Total Number of Shares	%
Controlling group	19,514,418	13.73%	96,332,044	100.00%	115,846,462	48.58%
Renaissance Technologies LLC	8,786,694	6.18%	—	—	8,786,694	3.68%
M&G Investment Management Limited	622,555	0.44%	—	—	622,555	0.26%
Eastspring Investments (Singapore) Limited	1,916,859	1.35%	—	—	1,916,859	0.80%
Other	94,636,733	66.59%	—	—	94,636,733	39.69%

Total shares outstanding	125,477,259	88.29%	96,332,044	100.00%	221,809,303	93.02%
Treasury shares	16,638,275	11.71%	—	—	16,638,275	6.98%

Total	142,115,534	100.00%	96,332,044	100.00%	238,447,578	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

As of the date of this annual report, our authorized share capital is U.S.$11,888,863.60, consisting of 1,000,000,000 class A common shares, par value U.S.$0.01 per share and 188,886,360 class B series 1 common shares, par value U.S.$0.01 per share. Of these, 125,477,259 class A common shares were issued and outstanding and 96,332,044 class B series 1 common shares were issued and outstanding as of December 31, 2019. Each of our class A common shares entitles its holder to one vote. Each of our class B common shares entitles its holder to 10 votes.

On January 3, 2019, we acquired 14,228,134 class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million (equivalent to R$473,456), excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding class A common stock of Cosan as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding class A common shares remaining.

On April 24, 2019, we announced the cancellation of 32,239,807 class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total class A common shares remaining.

On September 30, 2019, we acquired 10,244,806 of our class A common shares pursuant to a tender offer at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million (equivalent to R$654,217), excluding fees and other related expenses. These shares represented 7.55% of the issued and outstanding class A common stock of Cosan Limited as of September 27, 2019. After giving effect to the purchase, we had 125,477,259 outstanding class A common shares remaining.

b)	Treasury shares

Accounting policy

Treasury shares represent the stocks that are repurchased by the company and are available for specific and limited intents. For accounting purposes, Cosan hold the shares required to meet the future employee share-based payment plans and the volume is treated in the same manner as treasury shares.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The Company holds 16,638,275 Class A treasury shares as of December 31, 2019 (26,011,673 as of December 31, 2018) with a market value of US$22.84 per share as of December 31, 2019 (US$8.80 per share as of December 31, 2018).

c)	Dividends

Accounting policy Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from its subsidiaries.

On May 16, 2018, the board of directors approved the distribution of the dividends received by Cosan Limited from Cosan S.A.. The dividends were paid to shareholders for the fiscal year ended December 31, 2017 totaling R$ 69,622 or U.S.$ 20,000, corresponding to R$ 0.2861 or U.S.$ 0.0822 per common share without withholding income tax.

d)	Other comprehensive (loss) income

	December 31, 2018	Comprehensive (loss) income	December 31, 2019
Loss on cash flow hedge in joint ventures	(533,917)	(256,486)	(790,403)
Foreign currency translation effects	21,493	27,788	49,281
Actuarial loss on defined benefit plan	(99,246)	(81,712)	(180,958)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,085	192	1,277

Total	(595,585)	(310,218)	(905,803)

Attributable to:
Owners of the Company	(587,173)	(218,298)	(805,471)
Non-controlling interests	(8,412)	(91,920)	(100,332)

	December 31, 2017	Comprehensive (loss) income	December 31, 2018
Foreign currency translation effects	(372,343)	(161,574)	(533,917)
Gain on cash flow hedge in joint ventures	14,610	6,883	21,493
Actuarial loss on defined benefit plan	(44,937)	(54,309)	(99,246)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	244	1,085

Total	(386,829)	(208,756)	(595,585)

Attributable to:
Owners of the Company	(394,212)	(192,961)	(587,173)
Non-controlling interests	7,383	(15,795)	(8,412)

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

16	Earnings per share

Accounting policy

a)	Basic earnings per share

Basic earnings per share is calculated by dividing:

i. the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares; and

ii.by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements (share-based payment) in ordinary shares issued during the year and excluding treasury shares (Note 15).

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

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Profit attributable from to ordinary equity holders for basic earnings—basic	1,316,341	975,448	551,021
Profit attributable from to ordinary equity holders for basic earnings—continued operation—basic	1,305,320	1,003,678	591,220
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(5,714)	(2,882)	(1,352)
Profit attributable to ordinary equity holders adjusted for the effect of dilution	1,310,627	972,566	549,669

Profit attributable to ordinary equity holders adjusted for the effect of dilution—continued operation	1,299,606	1,000,796	589,868

Weighted-average number of shares outstanding (in thousands of shares)
Basic	227,560	244,065	262,999
Dilutive effect of stock option plan	8,530	10,061	5,553

Diluted	236,090	254,126	268,552

Earnings per share
Earnings per share—basic	R$ 5.7850	R$ 3.9970	R$ 2.0950
Earnings per share—diluted	R$ 5.5510	R$ 4.1120	R$ 2.0470

Earnings per share—continued operation
Earnings per share—basic	R$ 5.7360	R$ 3.8270	R$ 2.2480
Earnings per share—diluted	R$ 5.5050	R$ 3.9500	R$ 2.1960

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The non-controlling interests of the indirect subsidiary Brado Logística S.A. (“Brado”) have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

17	Net sales

Accounting policy

The Company recognizes revenues from the following main sources:

a)	Sale of products

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

b)	Services provided

The Company provides gas distribution services through the subsidiary Comgás and logistics services through the subsidiary Cosan Logística. The fair value and selling prices of individual services are broadly similar.

c)	Billed revenue

The company provides gas distribution services through the subsidiary Comgás. Fair value and service selling prices are conveniently released and recognized when its value is measured reliably, recognized as having no result at the same volume as those delivered to customers based on the monthly measurements performed.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

d)	Unbilled revenue

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

e)	Services rendered

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

f)	Deferred revenue

Consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

g)	Infrastructure concessions

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

The following is an analysis of the Company’s revenue for the year from continuing operations:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Gross revenue from sales of products and services	23,703,245	19,609,252	15,831,058
Construction revenue	813,341	415,753	351,193
Indirect taxes and deductions	(3,905,177)	(3,190,237)	(2,603,230)

Net sales	20,611,409	16,834,768	13,579,021

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
At a point in time
Gas distribution	8,636,221	6,363,617	5,118,087
Lubricants and basic oil	3,916,504	3,414,536	2,097,450
Other	64,682	60,641	68,576

	12,617,407	9,838,794	7,284,113
Over time
Transportation	6,548,109	5,715,450	4,993,849
Port elevation	351,563	303,800	330,800
Construction revenue	813,341	415,753	351,193
Other services	317,960	601,098	653,771

	8,030,973	7,036,101	6,329,613
Elimination	(36,971)	(40,127)	(34,705)

Total of net sales	20,611,409	16,834,768	13,579,021

18	Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Raw materials(i)	(8,820,166)	(7,240,508)	(4,755,506)
Depreciation and amortization	(2,247,330)	(2,051,824)	(1,928,423)
Salaries and wages	(2,244,252)	(1,998,898)	(1,973,951)
Transportation expenses	(1,867,196)	(1,695,600)	(1,533,050)
Construction cost	(813,341)	(415,753)	(351,193)
Leases expenses	(48,182)	(14,157)	(15,234)
Selling expenses	(26,168)	(30,139)	(82,941)
Leases and concessions expenses	—	(212,081)	(193,252)
Other	(452,526)	(444,119)	(382,927)

	(16,519,161)	(14,103,079)	(11,216,477)

Cost of sales	(14,160,233)	(12,108,305)	(9,224,314)
Selling expenses	(1,122,866)	(1,019,234)	(1,068,451)
General and administrative expenses	(1,236,062)	(975,540)	(923,712)

	(16,519,161)	(14,103,079)	(11,216,477)

(i)

The increase in raw material costs during the year ended December 31, 2019, refers to the increase in unit gas cost of Comgás segment operations added to the increase in Moove segment operations, production and distribution of lubricants, represented by the businesses of Cosan SRL, TTA, Lubrigrupoll and Moove Corp.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

19	Other income (expenses), net

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Sales of credit rights(i)	410,000	—	1,039,966
Tax extemporary credits(ii)	165,398	199,027	—
Gain on price cause indemnity	50,284	—	—
Revenue from sale of scrap	45,566	45,952	41,040
Indemnity(iii)	—	726,000	—
Insurance reimbursement scrap	—	5,345	22,804
Impairment	—	(72,448)	—
Loss on disposal of non-current assets and intangibles	(35,274)	(956)	(32,294)
Depreciation of rights-of-use(iv)	(40,545)	—	—
Net effect of legal proceedings, recoverable and tax installments	(105,153)	(115,383)	(172,659)
Other	(85,590)	(40,255)	(9,082)

	404,686	747,282	889,775

(i)

On September 19, 2019, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production. The total amount involved amounts to R$410,000 plus additional payments applicable to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410,000, resulting from (i) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

(ii)	Gain on the exclude ICMS from PIS and COFINS tax basis (Note 6).
(iii)	In 2018, Comgás and the supplier Petrobras settled judicial dispute that were not related to the cost of gas. As a result was recognized an indemnification in the net amount of R$ 726,000 (Note 5.7).
(iv)	Depreciation cost of the Malha Central grant.

20	Finance results

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

Details of finance income and costs are as follows:

	December 31, 2019	December 31, 2018 (Restated)	December 31, 2017 (Restated)
Cost of gross debt
Interest on debt	(1,626,911)	(1,595,140)	(1,774,523)
Monetary and exchange rate variation	(438,430)	(1,488,293)	(198,716)
Derivatives and fair value measurement	764,816	1,530,494	(34,073)
Amortization of borrowing costs	(56,397)	(54,007)	(38,594)
Finance and warranties on debt	(65,207)	(107,692)	(157,033)

	(1,422,129)	(1,714,638)	(2,202,939)
Income from financial investment and exchange rate in cash and cash equivalents	407,701	437,583	578,590

Cost of debt, net	(1,014,428)	(1,277,055)	(1,624,349)

Other charges and monetary variations
Interest on other receivables(i)	435,498	460,886	168,780
Interest on other liabilities	(302,620)	(87,499)	—
Monetary variation on leases and concessions agreements	(190,272)	(186,259)	(244,198)
Monetary variation on leases	(368,968)	(105,085)	(131,185)
Advances on real state credits	—	(5,091)	(20,171)
Interest on shareholders’ equity	(18,726)	(13,011)	(16,883)
Interest on contingencies and contracts	(222,617)	(227,825)	(511,081)
Bank charges and other	(196,230)	(94,505)	(351,627)
Exchange variation	(89,260)	(62,978)	(2,638)

	(953,195)	(321,367)	(1,109,003)

Finance results, net	(1,967,623)	(1,598,422)	(2,733,352)

Reconciliation
Finance expense	(3,690,578)	(2,836,763)	(3,687,335)
Finance income	974,604	1,032,158	870,750
Foreign exchange, net	(526,946)	(1,552,366)	(199,471)
Derivatives	1,275,297	1,758,549	282,704

Finance results, net	(1,967,623)	(1,598,422)	(2,733,352)

(i)	The main impact on this balance refers to the recognition of financial interest of tax extemporary credits (Note 6).

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

21	Financial risk management

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

i.	Foreign exchange risk

As at December 31, 2019 and December 31, 2018, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. dollar (U.S.$) and Euro (EUR):

	December 31, 2019	December 31, 2018
Cash and cash equivalents	901,718	1,285,156
Trade receivables	22,771	51,734
Trade payables	(86,732)	(245,885)
Loans, borrowings and debentures	(16,245,131)	(13,480,808)
Leases	(65,348)	—
Contingent consideration	(184,370)	(64,969)
Derivative financial instruments (notional)	13,621,791	11,064,567

Foreign exchange exposure, net	(2,035,301)	(1,390,205)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S.$ denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. dollar and Euro at December 31, 2019 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	Currency fluctuation	(3,292)	118,226	236,452	(118,226)	(236,452)
Trade receivables	Currency fluctuation	(159)	5,648	11,297	(5,648)	(11,297)
Trade payables	Currency fluctuation	599	(21,533)	(43,068)	21,533	43,068
Exchange rate derivatives	Currency fluctuation	(98,904)	3,501,571	7,003,143	(3,501,571)	(7,003,143)
Loans, borrowings and debentures	Currency fluctuation	85,159	(3,046,322)	(6,092,643)	3,046,322	6,092,643
Leases	Currency fluctuation	452	(16,224)	(32,448)	16,224	32,448
Contingent consideration payable	Currency fluctuation	1,276	(45,773)	(91,547)	45,773	91,547

Impacts on profit or loss		(14,869)	495,593	991,186	(495,593)	(991,186)

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
		Scenario
	December 31, 2019	Probable	25%	50%	(25)%	(50)%
U.S.$	4.0307	4.0028	5.0035	6.0043	3.0021	2.0014
Euro	4.5305	4.4832	5.6040	6.7248	3.3624	2.2416

ii.	Interest rate risk

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

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	341,188	63,239	121,286	(54,722)	(114,033)
Marketable securities	137,082	34,271	68,541	(34,271)	(68,541)
Consideration asset	(930)	33,426	66,853	(33,426)	(66,853)
Restricted cash	6,508	1,627	3,254	(1,627)	(3,254)
Leases	(486,172)	(2,636)	(5,272)	2,636	5,272
Derivative financial instruments	—	(1,110,374)	(2,015,409)	1,138,647	2,181,199
Loans, borrowings and debentures	(1,704,255)	249,622	534,480	(249,622)	(534,480)
Other financial liabilities	(167,605)	(41,901)	(83,803)	41,901	83,803

Impacts on profit or loss	(1,874,184)	(772,726)	(1,310,070)	809,516	1,483,113

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	4.40%	5.50%	6.60%	3.30%	2.20%
CDI	4.40%	5.50%	6.60%	3.30%	2.20%
TJLP462 (TJLP + 1% p.a.)	5.90%	7.13%	8.35%	4.68%	3.45%
TJLP	4.90%	6.13%	7.35%	3.68%	2.45%
IGPM	4.10%	5.12%	6.15%	3.07%	2.05%
IPCA	3.60%	4.50%	5.40%	2.70%	1.80%
Fed Funds	1.40%	1.75%	2.10%	1.05%	0.70%
Libor	1.89%	2.36%	2.83%	1.41%	0.94%

b)	Credit risk

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

	December 31, 2019	December 31, 2018
Cash and cash equivalents	8,472,274	3,621,798
Marketable securities	3,115,503	4,202,835
Trade receivables	1,814,394	1,588,192
Derivative financial instruments	3,824,410	2,548,857
Receivables from related parties	173,341	135,070
Dividends receivable	23,252	27,320
Restricted cash	147,910	115,124

	17,571,084	12,239,196

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2019	December 31, 2018
AAA	11,538,846	8,911,418
AA	4,021,251	1,577,196

	15,560,097	10,488,614

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2019					December 31, 2018
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,151,847)	(3,313,175)	(17,635,460)	(17,954,344)	(43,054,826)	(38,442,908)
Trade payables	(2,190,264)	—	—	—	(2,190,264)	(1,923,920)
Other financial liabilities	(543,879)	—	—	—	(543,879)	(455,702)
Tax installments—REFIS	(8,743)	(5,774)	(12,185)	(180,714)	(207,416)	(232,358)
Leases	(741,732)	(691,696)	(2,072,211)	(8,161,320)	(11,666,959)	(837,662)
Derivative financial instruments	400,781	191,234	1,725,708	2,079,274	4,396,997	3,453,882
Payables to related parties	(392,458)	—	—	—	(392,458)	(355,971)
Dividends payable	(214,104)	—	—	—	(214,104)	(187,415)

	(7,842,246)	(3,819,411)	(17,994,148)	(24,217,104)	(53,872,909)	(38,982,054)

22	Post-employment benefits

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

The Company provides defined contribution plans to all employees. The plan assets are held Futura II – Entidade de Previdência Complementar (“Futura”) and Plano de Pensões Comgás (“PLAC”). The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

i.	higher survival to that specified in mortality tables;

ii.	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

iii.	real family structure of different retirees established hypothesis.

	December 31, 2019	December 31, 2018
Defined contribution
Futura II	361	252
Defined benefit
Futura	74,093	75,298
Comgás	630,549	504,320

	704,642	579,618

Total	705,003	579,870

a)	Defined contribution

During the year ended December 31, 2019, the amount of sponsor contributions to the plans was R$ 215 (R$ 459 and R$ 327 on December 31, 2018 and 2017, respectively).

b)	Defined benefit

The Company contributes to the following post-employment defined benefit plans

i.

Futura: The subsidiary CLE sponsors the Futura—Entidade de Previdência Complementar (“Futura”), formerly Previd Exxon—Entidade de Previdência Privada, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2019, the amounts of contributions totaled R$4,349 (R$4,138 and R$3,896 for the years ended December 31, 2018 and 2017, respectively). The weighted average duration of obligation is 11.87 years. In 2019, the subsidiary expects to make a contribution in the amount of R$4,400 in relation to its defined benefit plan; and

ii.

Comgás: Obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded in accordance with CVM Deliberation 695.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The defined pension plan is governed by employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provide depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2019, the amounts of contributions totaled R$30,151 (R$26,808 and R$22,796 for the years ended December 31, 2018 and 2017, respectively). The weighted average duration of obligation is 16.5 years.

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2019	December 31, 2018
Actuarial obligation at beginning of the year	1,012,792	905,874
Current service cost	480	584
Interest expense	91,849	83,476
Actuarial loss arising from financial assumptions	211,030	25,583
Actuarial (gain) loss arising from experience adjustment	(1,216)	58,550
Actuarial gains and losses arising from adjustments to demographic assumptions	—	(447)
Benefits payment	(65,305)	(60,828)

Actuarial obligation at the end of the year	1,249,630	1,012,792

Fair value of plan assets at the beginning of the year	(433,174)	(420,616)
Interest income	(39,299)	(38,648)
Earnings on assets greater than discount rate	(105,417)	(3,792)
Contributions paid	(32,403)	(30,946)
Benefit payments	65,305	60,828

Fair value of plan assets at the end of the year	(544,988)	(433,174)
Superplus for the year	704,642	579,618

Net defined benefit liability	704,642	579,618

Total expense recognized in profit or loss is as follow:

	December 31, 2019	December 31, 2018
Current service cost	(480)	(717)
Interest expense	(45,601)	(48,404)

	(46,081)	(49,121)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2019	December 31, 2018
Accumulated at the beginning of the year	170,702	226,129
Actuarial loss arising from financial assumptions	(211,030)	(25,583)
Actuarial gain (loss) arising from experience adjustment	1,216	(33,636)
Earnings on assets greater than discount rate	105,417	3,792

Accumulated at the end of the year	66,305	170,702

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The plan assets are comprised of the following:

	December 31, 2019		December 31, 2018
	Amount	%	Amount	%
Fixed income bonds	540,804	99.80	419,182	96.77
Variable-income securities	—	—	10,959	2.53
Other	84	0.20	3,032	0.70

	540,888	100.00	433,173	100.00

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as level 1 and level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets in determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		Comgás
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Discount rate	7.28%	9.50%	7.43%	9.30%
Inflation rate	3.70%	4.20%	3.70%	4.00%
Future salary increases	N/A	N/A	6.81%	7.12%
Increase in pension plans	3.70%	4.20%	6.81%	7.12%

Sensitivity analysis

Change in the discount rate for the statement of financial position date in one of the relevant actual assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase (0.5%)	Decrease (-0.5%)
Futura	(34,743)	31,597
Comgás	(42,545)	48,426

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

23	Share-based payment

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

On May 21, 2019, our board of directors approved the replacement of the existing stock option plans, including 5,029,000 options granted pursuant to it, with a new share-based compensation plan, whose participants may opt for voluntary membership. If all participants agree with this replacement, 2,396,110 shares of Cosan S.A. will be granted to replace the currently existing options and the fair value remeasured. As part of this modification, an incremental cost of R$52,897 was calculated, of which R$29,294 was immediately recognized in the income statement of Cosan S.A. and R$23,603 will be recognized over the vesting of each program.

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Replaced
Stock option programs:
August 18, 2011 (A)	Cosan S.A.	1 to 7	4,825,000	(4,825,000)	—
August 18, 2011 (B)	Cosan S.A.	1 to 12	5,000,000	(2,500,000)	(2,500,000)
December 12, 2012 (C)	Cosan S.A.	1 to 7	700,000	(560,000)	(140,000)
April 24, 2013	Cosan S.A.	5 to 7	970,000	(120,000)	(850,000)
April 25, 2014	Cosan S.A.	5 to 7	960,000	(80,000)	(880,000)
August 31, 2015	Cosan S.A.	5 to 7	759,000	(100,000)	(659,000)

			13,214,000	(8,185,000)	(5,029,000)

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

a)	Description of share-based payment arrangements

•	Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to fair value of the equity instruments on the date on which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the employees become fully entitled to the award. A corresponding credit is recognized within equity. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Non-vesting conditions, such as the condition that employees contribute to a savings-related plan, are taken into account in the grant-date fair value, a failure to meet a non-vesting condition, where this within the control of the employee is treated as a cancellation and any remaining unrecognized cost is expensed. The Black-Scholes model was developed for use in estimating the fair value of traded options that have on vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility, expected life of the stock option or stock grant and yield. The last two years of historical data shares value of the Company and subsidiaries have been considered in setting the assumptions.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Expected volatility has been based on an evaluation of the historical volatility the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

For other equity-settled share-based payment transactions, the goods or services received and the corresponding increase inequity are measured at the fair value of the goods or services received unless their fair value cannot reliably estimated. If the fair value of the goods and services received cannot be reliably estimated, the transaction is measured by reference to the fair value of the equity instruments granted.

•	Cash-Settled transactions

The Company has phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant prince. Compensation expense is recognized based on the fair value, measured according to the market-to-market of the Cosan’s shares. Any changes in the liability are recognized in profit or loss.

•	Employee share scheme (Stock-based compensation plan)

A scheme under which share may be issued by the company to employees for no cash consideration was approved by shareholders at the 2016 annual general meeting.

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

For equity-settled share based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over is respective vesting period. At the end of each reporting year, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

The following share-based payment arrangements:

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(76,990)	197,100
July 31, 2017	Cosan S.A.	5	298,107	(78,948)	219,159
July 31, 2018	Cosan S.A.	5	210,602	—	210,602
July 31, 2019	Cosan S.A.	5	31,031	—	31,031

			813,740	(155,938)	657,892

April 20, 2017	Comgás	5	61,300	(4,725)	56,575
August 12, 2017	Comgás	5	97,780	(6,000)	91,780
August 1, 2018	Comgás	5	96,787	—	96,787
July 31, 2019	Comgás	5	83,683	—	83,683

			339,550	(10,725)	328,825

October 1, 2015	Rumo S.A.	5	1,485,900	(214,000)	1,271,900
January 2, 2017	Rumo S.A.	5	1,476,000	(185,700)	1,290,300
September 1, 2017	Rumo S.A.	5	870,900	(120,200)	750,700
August 1, 2018	Rumo S.A.	5	1,149,544	(75,821)	1,073,723
August 15, 2019	Rumo S.A.	5	843,152	(1,589)	841,563

			5,825,496	(597,310)	5,228,186

August 18, 2017(i)	Cosan Limited	5	3,530,163	(3,530,163)	—

Stock grant - Modification
August 18, 2011 (B)(ii)	Cosan S.A.	1 to 12	1,501,626	(1,050,752)	450,874
December 12, 2012 (C)	Cosan S.A.	1 to 7	24,647	(24,647)	—
April 24, 2013	Cosan S.A.	5 to 7	122,123	(107,223)	14,900
April 25, 2014	Cosan S.A.	5 to 7	283,808	(251,552)	32,256
August 31, 2015	Cosan S.A.	5 to 7	463,906	(157,242)	306,664

			2,396,110	(1,591,416)	804,694

August 18, 2011 (B)	Cosan Logística	1 to 12	162,464	(79,448)	83,016
December 12, 2012 (C)	Cosan Logística	1 to 7	277	(277)	—
April 24, 2013	Cosan Logística	5 to 7	1,926	(1,059)	867
April 25, 2014	Cosan Logística	5 to 7	23,682	(12,966)	10,716

			188,349	(93,750)	94,599
Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000	—	255,000

July 31, 2019	Moove	5	132,670	—	132,670

Total			13,481,078	(5,979,302)	7,501,866

(i)

There were 650,000 shares were granted to new members in the year ended December 31, 2019. In addition, 1,606,531 shares were exercised, of which 1,476,531 to members already participating in the plan and 130,000 to the member of said shares granted in the period.

(ii)	There was a settlement of 661,620 cash shares in the amount of R$45,777 and delivery of 243,660 shares with impact on shareholders’ equity in the amount of R$14,320.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

b)	Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended December 31, 2019 and 2018 principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Comgás		Rumo S.A.
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Weighted average fair value at grant date	50.88	36.06	78.58	36.37	22.17	13.94
Weighted average of key assumptions
Share price at grant date	50.88	38.61	78.58	54.25	22.17	13.94
Risk-free interest rate	6.82%	15.00%	6.82%	10.56%	6.28%	10.93%
Dividend yield	—	2.86%	—	7.19%	—	—
Volatility factor	36.50%	33.70%	32.80%	32.38%	27.46%	31.91%

c)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total
At December 31, 2018(i)	6,121,500	5,695,601	11,817,101
Granted	—	957,866	957,866
Vested	(18,261)	(945,169)	(963,430)
Transferred	(2,584,459)	2,584,459	—
Cancelled	(3,518,780)	(790,891)	(4,309,671)

At December 31, 2019	—	7,501,866	7,501,866

(i)	Weighted-average exercise price was 33.77.

d)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the year ended December 31, 2019 and 2018 was as follows:

	Stock option programs	Stock grant programs	Total
December 31, 2017	5,972	59,967	65,939
December 31, 2018	5,826	52,580	58,406
December 31, 2019(i)	1,627	94,585	96,212

(i)	There is incremental recognition in profit for the year.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

24	Discontinued operation

On December 2, 2019, Cosan S.A. sold its interest in Cosan Biomassa S.A. to the joint venture Raízen Energia S.A. for R$ 1 (One Real). Considering the unsecured liability of R$47,531, plus the 11-month result of this entity of R$15,386 and other transaction expenses of R$21,124, generating a gain in the amount of R$11,021. Accordingly, as presented below and also required by IFRS 5 - Non-current assets held for sale and discontinued operations, the Company is changing the presentation of its income statements and cash flow statements for the years ended on December 2018 and 2017.

	December 31, 2018 (Published)	Discontinued operation	December 31, 2018 (Restated)	December 31, 2017 (Published)	Discontinued operation	December 31, 2017 (Restated)
Gross profit	4,724,016	2,447	4,726,463	4,350,253	4,454	4,354,707
Selling, general and administrative expenses	(2,005,319)	10,545	(1,994,774)	(2,003,953)	11,790	(1,992,163)
Other income (expenses), net	738,151	9,131	747,282	877,599	12,176	889,775

Profit before equity in earnings of investees, finance results and taxes	3,456,848	22,123	3,478,971	3,223,899	28,420	3,252,319

Interest in earnings of associates	51,473	(6,407)	45,066	17,162	(6,368)	10,794
Interest in earnings of joint ventures	946,282	—	946,282	985,090	—	985,090

Equity in earnings of investees	997,755	(6,407)	991,348	1,002,252	(6,368)	995,884

Finance results, net	(1,610,936)	12,514	(1,598,422)	(2,751,499)	18,147	(2,733,352)

Profit before taxes	2,843,667	28,230	2,871,897	1,474,652	40,199	1,514,851

Income taxes	(760,487)	—	(760,487)	(428,355)	—	(428,355)

Profit from continuing operations	2,083,180	28,230	2,111,410	1,046,297	40,199	1,086,496
Loss from discontinued operation, net of tax	—	(28,230)	(28,230)	—	(40,199)	(40,199)

Profit for the year	2,083,180	—	2,083,180	1,046,297	—	1,046,297

Profit attributable to:
Owners of the Company	975,448	—	975,448	551,021	—	551,021
Non-controlling interests	1,107,732	—	1,107,732	495,276	—	495,276

	2,083,180	—	2,083,180	1,046,297	—	1,046,297

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

	December 31, 2018 (Published)	Discontinued operation	December 31, 2018 (Restated)	December 31, 2017 (Published)	Discontinued operation	December 31, 2017 (Restated)
Cash flows from operating activities
Profit before taxes	2,843,667	28,230	2,871,897	1,474,652	40,199	1,514,851

Adjustments for:
Depreciation and amortization	2,061,344	(9,520)	2,051,824	1,938,393	(9,970)	1,928,423
Interest in earnings of associates and joint ventures	(997,755)	6,407	(991,348)	(1,002,252)	6,368	(995,884)
Indexation charges, interest and exchange, net	1,819,710	(12,673)	1,807,037	2,861,772	(16,372)	2,845,400
Provisions for employee benefits	184,859	(631)	184,228	166,298	(2,193)	164,105
Other	(686,644)	2,089	(684,555)	(583,889)	126	(583,763)

	5,225,181	13,902	5,239,083	4,854,974	18,158	4,873,132
Changes in:
Trade receivables	(172,743)	25,833	(146,910)	(252,079)	(338)	(252,417)
Inventories	(8,784)	(3,175)	(11,959)	(40,224)	(440)	(40,664)
Current tax, net	(639,112)	3,234	(635,878)	(338,192)	112,223	(225,969)
Related parties, net	(54,871)	(2,497)	(57,368)	(1,215)	(493)	(1,708)
Trade payables	381,849	(10,795)	371,054	174,248	1,736	175,984
Employee benefits	(160,740)	2,289	(158,451)	(121,540)	1,822	(119,718)
Discontinued operation	—	(22,585)	(22,585)	—	(23,790)	(23,790)
Other assets and liabilities, net	807,148	(6,206)	800,942	(187,871)	(108,878)	(296,749)

	152,747	(13,902)	138,845	(766,873)	(18,158)	(785,031)

Net cash generated by operating activities	5,377,928	—	5,377,928	4,088,101	—	4,088,101

Sales (purchases) marketable securities	(148,306)	(945)	(149,251)	(2,331,232)	2,189	(2,329,043)
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets	(2,628,241)	87	(2,628,154)	(2,457,458)	392	(2,457,066)
Net cash from sale of discontinued operations	—	858	858	—	(3,270)	(3,270)
Other	1,277,778	—	1,277,778	1,211,328	689	1,212,017

Net cash used in investing activities	—	—	—	—	—	—

Loans, borrowings and debentures raised	3,739,239	(53,949)	3,685,290	6,248,712	(143,380)	6,105,332
Repayment of principal on loans, borrowings and debentures	(5,320,865)	19,444	(5,301,421)	(3,839,633)	137,672	(3,701,961)
Payment of interest on loans, borrowings and debentures	(1,465,653)	10,941	(1,454,712)	(1,602,034)	10,485	(1,591,549)
Derivative financial instruments, net	287,286	(439)	286,847	(274,701)	2,105	(272,596)
Discontinued operation	—	24,003	24,003	—	32,161	32,161
Other	(2,346,416)	—	(2,346,416)	(1,098,092)	(39,043)	(1,137,135)

Cash flow from financing activities	(5,106,409)	—	(5,106,409)	(565,748)	—	(565,748)

Increase (decrease) in cash and cash equivalents	(1,227,250)	—	(1,227,250)	(55,009)	—	(55,009)

Cash and cash equivalents at beginning of year	4,555,177	—	4,555,177	4,499,588	—	4,499,588
Effect of exchange rate fluctuations on cash held	293,870	—	293,870	110,598	—	110,598

Cash and cash equivalents at end of year	3,621,797	—	3,621,797	4,555,177	—	4,555,177

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

25	Subsequent events

25.1	Contribution of equity interest

On January 14, 2020, Cosan S.A. contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,861,936.

As the parties to the transaction are under common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás was derecognized by Cosan S.A., and the investment in Compass Gás e Energia for the same amount was recognized.

On March 9, 2020, we announced the creation of  “Compass Gás e Energia,” our new gas and power business segment. Compass Gás e Energia is Cosan’s newest company, created to provide gas and energy solutions in Brazil. The transformation and integration of the natural gas and energy markets are happening worldwide. In Brazil, however, it is still in its early stages. We want to be the best alternative for our customers who are increasingly demanding tailor-made solutions in gas and energy. We are focused on four pillars: infrastructure which brings natural gas from the pre-salt offshore reserves and international markets; distribution relying on Brazil’s largest natural gas distribution company: Comgás; generation converting natural gas into electricity; and trading of gas and electricity, powering industries and businesses.

25.2	Early full redemption of second issue debentures

On December 20, 2019, Cosan S.A. announced a tender offer with an optional early redemption of the debentures from its second issuance of non-convertible, single series, unsecured debentures issued in February 28, 2019 and due on February 28, 2021. The optional early full redemption took place on January 16, 2020. Cosan S.A. redeemed debentures in aggregate amount of R$1,735,203.

25.3	Succession in the executive board

On January 21, 2020, two new members were elected as officers of the Company. As a result, Marcos Marinho Lutz, chief executive officer, and Marcelo de Souza Scarcela Portela, legal vice president and officer, were replaced by Luis Henrique Cals de Beauclair Guimarães and Maria Rita de Carvalho Drummond, respectively, effective April 1, 2020. Mr. Guimarães and Ms. Drummond also replaced Mr. Lutz and Mr. Portela in their positions in the management of Cosan S.A. and Cosan Logística, also effective April 1, 2020. Marcelo Eduardo Martins, chief financial officer and investor relations officer, and Burkhard Otto Cordes, risk officer, will retain their respective positions

25.4	Receipt of interim dividends

On January 28, 2020, the board of directors of Comgás approved the distribution of the interim dividends in the amount of R$135,907, distributed based on the results for the year of 2019. Considering the equity interest contribution made on January 14, 2020, such dividends were paid to Compass Gás e Energia.

25.5	Acquisition of Compass

On January 30, 2020, we acquired, through our subsidiary Comercializadora de Gás S.A., control of Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda., collectively referred to as the “Compass,” for an amount equivalent to R$95,000. The purpose of the investment is to enter into the electricity trading business.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

25.6	Independent Auditor Replacement

On February 14, 2020, the Board of Directors approved the hiring of Ernst & Young Auditores Independentes S.S., or “EY,” to perform the audit of the Company’s financial statements, replacing KPMG Auditores Independentes, or “KPMG.” EY will start its activities by reviewing the financial statements of the first quarter of 2020.

25.7	Cybersecurity incident

During the course of March 2020, the Company, its subsidiaries, jointly controlled and affiliated companies were subject to a ransomware cyberattack that caused a partial and temporary interruption of its operations. The affected entities within our group implemented their contingency plans, continued operating partially during the cyberattack, and have been progressively reconnecting their operating systems since the attack.

Following the incident, we have taken certain additional preventative measures to reduce cyber risks, including engaging a company to carry out a forensic analysis of the cyber-attack we suffered, which affected the data center located at our Shared Service Center as well as user desktops and laptops connected to our network. Based on the experience and tools of the company we engaged, interviews with our information technology personnel and technical evidence present in the environment, we identified a number of servers to be examined in more detail. Although the entrance vector of the cyber-attack could not be identified, the process and characteristics of the cyber-attack could be satisfactorily identified. We believe this will assist us in reviewing our information technology systems to prevent further cyber-attacks.

As of April 30, 2020, we have spent approximately R$7,000 in connection with the abovementioned cyber-attack, including with respect to prevention, detection, response and management costs, deployment of additional cyber-security technologies and engaging third-party experts.

25.8	Covid-19

Covid-19 is an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). The disease was first identified in 2019 in Wuhan, the capital of Hubei province in central China, and has since spread globally. On March 11, 2020, the World Health Organization officially declared this Covid-19 outbreak a pandemic. Our business has been and will continue to be adversely affected by the coronavirus pandemic and, as a consequence, some of our businesses decided to suspend the guidance for 2020.

Since March 17, 2020, a number of countries, including all of the states and countries in which we have operations, have instituted measures vary from country to country in quantity and degree of severity but basically involve: (1) recommendations to adopt voluntary isolation (avoid going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.); (2) internal restrictions regarding the movement of people; (3) closing of public places (parks and leisure centers); (4) closures of shopping malls, bars and restaurants; (5) adoption of remote working practices (home office) by companies, whenever possible and permitted by their activities; (6) closing borders between countries; (7) restriction and/or suspension of trade in non-essential goods and services in the context of Covid-19 (while supermarkets, drugstores, gas stations and other essential services remain available); (8) purchase restrictions for certain essential items to avoid scarcity; (9) interruption of production activities of consumer items not essential to combat the pandemic; (10) restriction on the delivery of products to homes other than essentials; (11) compulsory reduction of working hours; (12) cancellation of public events; and (13) other restrictive measures.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

Despite the measures adopted to contain the progress of Covid-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in the countries in which we operate and/or sell our products. Accordingly, we cannot predict the direct and indirect effects of the Covid-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of Covid-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources and on our ability to meet the covenants of our credit agreements and other indebtedness; (4) if we could incur any material Covid-19-related contingencies; (5) how Covid-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes in accounting judgements that have had or are reasonably likely to have a material impact on our financial statements; (8) the decline in demand for goods and services, and disruptions in sales channels, especially those impacted by the social isolation measures; (9) the impact on our supply chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation and unemployment; (12) the impact of the Covid-19 pandemic on our ability to comply with the covenants under our indebtedness; and (13) other unforeseen impacts and consequences.

Based on the information available, we present the below a summary of the main effects of the Covid-19 pandemic on our results of operations in March and April 2020:

•

Raízen Combustíveis. Gasoline and ethanol sales decreased by as much as 50% and diesel sales decreased by 25%. In the aviation segment, demand was adversely affected by the reduction of flights by Raízen Combustíveis’s main customers, and sales decreased by as much as 80%.

•

Raízen Energia. Demand for ethanol decreased in line with the lower demand for fuels. Sales of sugar had already decreased for the 2020/21 harvest-year that recently began, with no significant impact on marketing strategy.

•

Cosan Logística. Rumo experienced an increase in the volume of soybeans transported following an increase in Brazilian grain exports that became more competitive due to the devaluation of the Brazilian real.

•

Comgás. Demand for natural gas in the industrial segment has decreased by as much as 40%, concentrated in certain sectors that have suspended or reduced their activities. In the commercial segment, demand has decreased by as much as 60%, while in the residential segment, demand has increased by approximately 10% due to social distancing measures.

•	Moove. Demand for lubricants has decreased by approximately 50% in recent weeks, both in Brazil and in other countries in which we operate

In addition, in April 2020 we drew down a total amount of approximately R$4,430,200 from certain of our financing facilities, in order to strengthen our working capital and financial condition in the context of the Covid-19 pandemic. We assess liquidity needs in a timely and cautious manner and reinforce our cash position in operations. We reaffirm our commitment to society, acting actively in several regions with donations and initiatives to maintain the safety and health of our stakeholders, ensuring that our essential operations continue to supply the country, in addition to being pioneers in the movement of not firing at this team.

On December 31, 2019, the Company had positive consolidated working capital of R$11,587,777 and cash and cash equivalents and marketable securities of R$11,571,430. We maintained the same level of working capital and cash and cash equivalents and marketable securities until April 30, 2020.

Finally, our perspectives and priorities for the year have changed. Our main focus became to take care of people and defines the best way for our operations, most of which are considered essential, to face the countless challenges in the best possible way.

25.9	Shares purchase and derivatives negotiation plan

On April 9, 2020, we entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch, or Santander Cayman, and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the Santander Fund. Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by Cosan S.A., and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying Cosan S.A. shares thereunder are R$600,000 and 19,500,000, respectively. As of the date of this annual report, derivatives in an aggregate amount of R$236,273 involving the equivalent to 4,224,800 Cosan S.A. shares had been entered into pursuant to the total return swap.

25.10	Extension of the Malha Paulista concession agreement.

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Federal Accounting Court (Tribunal de Contas da União), or “TCU,” pursuant to a decision issued on May 20, 2020. As a result, the term of the Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations. Furthermore, the new grant amount for the concession will be approximately R$2,911,965 (as of December 2017), to be paid in quarterly installments over the course of the agreement’s term, which is expected to expire in 2058, and investments to be made are estimated by the ANTT at R$6,100,000 (as of December 2017) over the same period.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

26	New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2019. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these consolidated financial statements.

26.1	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2022, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting standards issued or in force during the fiscal year had or should have a material impact on these interim consolidated financial statements.

26.2	Definition of Material – Amendments to IAS 1 and IAS 8

The amendments are intended to make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are applied prospectively for annual periods beginning on or after January 1, 2020, with earlier application is not permitted.

26.3	Amendments to References to the Conceptual Framework in IFRS Standards

Together with the revised Conceptual Framework, which became effective upon publication on 29 March 2018, the IASB has also issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after January 1, 2020, with earlier application are not permitted.

Notes to the consolidated financial statements

(In thousands of Brazilian reais – R$, unless otherwise stated)

26.4	Amendments to IFRS 3 Definition of a business

The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020, with early application is not permitted.

26.5	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is not permitted. The directors of the Company anticipate that the application of these amendments may have an impact on the Company’s consolidated financial statements in future periods should such transactions arise.