Form 20-F/A
period 2019-12-31
Cosan Ltd.
filed 2020-06-22
CIK 1402902

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

    Yes  ☐    No  ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report” as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2020) for the purpose of filing with the SEC the financial statements for the fiscal years ended March 31, 2020, 2019 and 2018 of Raízen Group – composed of Raízen Energia S.A. and Raízen Combustíveis S.A. as Exhibit 13.3.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on May 28, 2020.

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

2.4

Indenture dated July  31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F for the year ended December 31, 2019).

2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of our annual report on Form 20-F for the year ended December 31, 2019).

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

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F for the year ended December 31, 2019).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F for the year ended December 31, 2019).

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3**	Financial Statements for the fiscal years ended March 31, 2020, 2019 and 2018 of Raízen Energia and Raízen Combustíveis.

16.1

Letter from KPMG Auditores Independentes to the SEC, dated May 28, 2020, confirming that KPMG Auditores Independentes agrees with the disclosures made by the Company in Item 16F of this annual report on Form 20-F (incorporated by reference to Exhibit 16.1 of our annual report on Form 20-F for the year ended December 31, 2019).

101.INS	XBRL Instance Document (filed as Exhibit 101.INS to our annual report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference).

101.SCH	XBRL Taxonomy Extension Schema Document (filed as Exhibit 101.SCH to our annual report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference).

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL to our annual report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference).

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF to our annual report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference).

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed as Exhibit 101.LAB to our annual report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference).

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed as Exhibit 101.PRE to our annual report on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference).

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial Officer

Date: June 22, 2020